Form 20-F
period 2002-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2003-07-15
CIK 932695

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________

For the fiscal year ended December 31, 2002	Commission file number 1-13522

China Yuchai International Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A (Translation of Registrant’s Name Into English)	Bermuda (Jurisdiction of Incorporation or Organization)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
65-6220-8411
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Stock, par value US$0.10 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2002, 35,340,000 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10 per share, were issued and outstanding.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          Yes      X                     No

     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17                 Item 18      X

CHINA YUCHAI INTERNATIONAL LIMITED

Certain Definitions and Supplemental Information

     All references to “China”, “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “U.S. dollars”, “dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China. Unless otherwise specified, translation of amounts from Renminbi to U.S. dollars for the convenience of the reader has been made in this Annual Report at the rate of Rmb 8.2766 = US$1.00, the rate quoted by the People’s Bank of China on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate.

     The consolidated financial statements of China Yuchai International Limited and its subsidiaries are presented in Renminbi. All consolidated financial statements of the Company presented herein have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Totals presented in this Annual Report may not correctly total due to rounding of numbers.

     As used in this Annual Report, unless the context otherwise requires, the term “the Company” refers to China Yuchai International Limited and its consolidated subsidiaries. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited and its consolidated subsidiaries and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory (“Yulin Diesel”), which was founded in 1951 and became a state-owned enterprise in 1959. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Holdings Company, also sometimes referred to as Guangxi Yuchai Machinery Group Company Limited (the “State Holding Company”), which became a shareholder of Yuchai.

Cautionary Statements with Respect to Forward-Looking Statements

     The Company wishes to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon the Company’s interpretation of factors affecting the business and operations of the Company and its subsidiaries. The Company believes the following important factors, among others, in some cases have affected, and in the future could affect, the Company’s actual consolidated results and could cause the Company’s actual consolidated results for 2003, and beyond, to differ materially from those described in any forward-looking statements made by, or on behalf of, the Company:

•	political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth, inflation and the availability of credit, particularly to the extent such current or future conditions and policies affect the truck and diesel engine industries and markets in China, the Company’s diesel engine customers, the demand, sales volume and sales prices for the Company’s diesel engines and the Company’s levels of accounts receivable;

•	the effects of competition in the diesel engine market on the demand, sales volume and sales prices for the Company’s diesel engines;

•	the Company’s ability to collect and control its levels of accounts receivable;

•	the Company’s dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	the Company’s ability to successfully manufacture and sell its 4108, 4110, 4110Q, 4110ZQ, 4112, 6105, 6108, 6112 and proposed 6113 diesel engines and any new products;

•	the Company’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of inflation on the Company’s financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•	the effects of China’s political, economic and social conditions on the Company’s business, financial condition and results of operations;

•	the effects of uncertainties in the Chinese legal system, which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; and

•	the impact on the Company’s business and results of operations as a result of China’s membership with the World Trade Organization.

Incorporation by Reference

     This Annual Report on Form 20-F shall be deemed to be incorporated by reference in the Prospectus, dated August 26, 1996, included in the Registration Statement (File No. 333-5478) on Form F-3 of the Company and to be a part thereof from the date on which this Annual Report is furnished, to the extent it is not superseded by documents or reports subsequently filed or furnished.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not Applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

     The selected financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the Company’s audited consolidated financial statements and the related notes for the three-year period ended December 31, 2002 included in this Annual Report. The consolidated financial statements of the Company are prepared in conformity with US GAAP.

     The Company’s sole operating asset is its 76.4% ownership interest in Yuchai. As a result, the Company’s financial condition and results of operations depend entirely upon Yuchai’s financial condition and results of operations, and, in light of recent developments described elsewhere herein, the propriety under Chinese law of the structure of the Company’s ownership interest in and control over Yuchai (see “Item 8. Financial Information — Legal Proceedings”).

     The selected balance sheet data as of December 31, 2001 and 2002 and the statement of income data and cash flow statement data of the Company set forth below for the years ended December 31, 2000, 2001 and 2002 are derived from the consolidated financial statements of the Company included in this Annual Report, which have been audited by KPMG, independent public accountants, whose audit report dated March 31, 2003, except for note 30 of the consolidated financial statements, as to which the date is July 15, 2003, includes a paragraph regarding certain subsequent events disclosed in note 30 (the “Consolidated Financial Statements”). The selected balance sheet data of the Company set forth below as of December 31, 1998, 1999 and 2000 and the statement of income data and cash flow statement data for the years ended December 31, 1998 and 1999 are derived from the consolidated financial statements of the Company, which have been audited by KPMG, but which are not included in this Annual Report.

	As of and for the Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	Rmb	Rmb	Rmb	Rmb	Rmb	US$

	(in thousands)
Statement of Income Data:
Net sales	1,172,568	1,270,337	1,414,527	1,783,329	3,513,047	424,455
Cost of goods sold	772,450	828,865	960,079	1,183,403	2,371,080	286,480

Gross profit	400,118	441,472	454,448	599,926	1,141,967	137,975
Research and development costs	17,304	11,328	49,011	44,721	75,532	9,126
Selling, general and administrative expenses	282,323	298,667	298,361	243,231	426,128	51,486
Amortization of goodwill(1)	16,859	16,859	16,859	16,859	—	—

Operating income	83,632	114,618	90,217	295,115	640,307	77,363
Interest expense	61,600	36,602	27,886	29,784	25,144	3,038
Other expenses (income), net	4,860	4,449	(1,685)	(3,858)	(10,287)	(1,243)

Income before income taxes and minority interests	17,172	73,567	64,016	269,189	625,450	75,568
Income tax expense (benefit)	4,134	11,217	10,682	(63,584)	83,242	10,057

Income before minority interests	13,038	62,350	53,334	332,773	542,208	65,511
Minority interests in income of consolidated subsidiaries	7,378	18,650	16,256	82,386	129,775	15,680

Net income	5,660	43,700	37,078	250,387	412,433	49,831
Basic and diluted earnings per share	0.16	1.24	1.05	7.09	11.67	1.41
Weighted average number of shares outstanding	35,340	35,340	35,340	35,340	35,340	35,340
Balance Sheet Data (at period end):
Working capital(2)	529,442	539,567	804,725	1,100,462	1,340,832	162,004
Goodwill(1)	263,211	246,353	229,495	212,636	212,636	25,691
Total assets	2,710,747	2,600,306	2,770,242	3,262,868	3,985,459	481,533
Long-term debt, excluding current installments	208,800	60,000	170,000	180,000	50,000	6,041
Minority interests	358,589	354,926	360,311	420,545	487,491	58,900
Net assets	1,482,655	1,526,355	1,560,508	1,805,045	2,161,903	261,207
Capital stock	30,349	30,349	30,349	30,349	30,349	3,667
Shareholders’ equity	1,482,655	1,526,355	1,560,508	1,805,045	2,161,903	261,207
Cash Flow Statement Data:
Capital expenditures(3)	7,898	32,663	14,958	43,043	174,850	21,125
Depreciation(4)	133,241	127,892	125,981	113,680	118,872	14,361
Statistical Data:
Gross margin(5)	34.1%	34.7%	32.1%	33.6%	32.5%	32.5%
Operating margin(6)	7.1%	9.0%	6.4%	16.5%	18.2%	18.2%

(1)	Goodwill represents the difference between the price the Company paid for common shares of Yuchai and the fair value of its corresponding share of Yuchai’s underlying net assets. The Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002. Goodwill acquired in a business combination and intangibles determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Prior to the adoption of SFAS No. 142, goodwill was amortized over 20 years on a straight line basis. For a discussion of goodwill, see Note 3(n) of the Notes to the Consolidated Financial Statements.

(2)	Current assets (including cash) less current liabilities.

(3)	Purchase of property, plant and equipment and payment for construction in progress.

(4)	Depreciation of property, plant and equipment, and amortization of lease prepayments.

(5)	Gross margin is gross profit as a percentage of net sales.

(6)	Operating margin is operating income as a percentage of net sales.

Dividends

     The following table sets forth a five-year summary of dividends paid by the Company to its shareholders and by Yuchai to the Company, respectively:

	Dividend paid by	Dividend Paid by Yuchai
the Company to
	its shareholders	to the Company(1)
Period Paid	(per share)	(in thousands)

1998	—	—
1999	—	Rmb 72,282 (US$8,712)
2000	US$0.01	Rmb 72,284 (US$8,732)
2001	US$0.02	Rmb 72,284 (US$8,720)
2002	US$0.19	Rmb 245,766 (US$29,694)(2)

(1)	Dividends paid by Yuchai to the Company, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in U.S. dollars (as shown in the parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for 1999, 2000 and 2001, the exchange rate used was Rmb 8.2973 = US$1.00, Rmb 8.2781 = US$1.00 and Rmb 8.2894 = US$1.00, respectively.

(2)	The dividends declared for 2002 by Yuchai have not yet been paid by Yuchai to the Company (see “Item 8. Financial Information — Legal Proceedings”), and the U.S. dollar amount (shown in the parenthesis) for 2002 is based on an exchange rate of 8.2766 = US$1.00, solely for the convenience of the reader.

     In March 2003, the Company declared an interim ordinary dividend of US$0.10 per share and a special dividend of US$0.30 per share for the year ended December 31, 2002, payable to members whose names appeared on the Company’s register of members on April 14, 2003. These dividends were paid on May 19, 2003 from cash reserves of the Company to each of its members other than to Coomber Investments Limited (“Coomber”), pending the release from Yuchai to the Company of dividends declared for 2002, as described in “Item 8. Financial Information — Legal Proceedings”.

Historical Exchange Rate Information

     On July 10, 2003, the noon buying rate was Rmb 8.2773 = US$1.00.

     The following tables set forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Noon Buying Rate(1)
	(Rmb per US$)

Period	High	Low

December 2002	8.2775	8.277
January 2003	8.2772	8.2766
February 2003	8.278	8.2768
March 2003	8.2777	8.2769
April 2003	8.2775	8.2769
May 2003	8.2771	8.2767
June 2003	8.2775	8.2768

	Noon Buying Rate(1)

Period	Period End	Average(2)	High	Low

	(Rmb per US$)
1998	8.2789	8.2969	8.3180	8.2774
1999	8.2795	8.2785	8.2800	8.2276
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2763
2002	8.2775	8.2770	8.2775	8.2765
2003 (through July 10)	8.2773	8.2773	8.2780	8.2766

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the People’s Bank of China. As a result, since April 1994, the noon buying rate and the People’s Bank of China rate have been substantially similar. The People’s Bank of China rate at the end of 2002 was Rmb 8.2766, compared with Rmb 8.2770 for the noon buying rate (average).

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.

Risk Factors

     The disclosure set forth in this section was prepared pursuant to the Plain English Rules adopted by the Securities and Exchange Commission. References to “we”, “us”, “our” and “our company” in this section are to China Yuchai International Limited and its consolidated subsidiaries.

Risks relating to our company and our business

We have initiated various legal and arbitrational proceedings against our sole operating subsidiary Yuchai, as well as against Yuchai’s principal Chinese shareholder, and Yuchai’s Chairman and legal representative. Our business, financial condition and results of operations may be adversely affected if we do not prevail in these proceedings.

     Our sole operating asset is our ownership interest in Yuchai, and our only sources of cash flow are our share of the dividends, if any, paid by Yuchai and investment interest thereon. In response to difficulties with respect to our investment in Yuchai, we have initiated legal proceedings in New York and arbitration proceedings in London and Singapore. These proceedings, and the events causing us to initiate them, are described under “Item 8. Financial Information — Legal Proceedings”. While we expect to prevail, no assurance can be given that we will prevail in the foregoing proceedings or that a negative outcome will not have a material adverse effect on our financial condition, results of operations, business or prospects.

We may not be able to fully exercise our controlling interest in Yuchai.

     Although we own 76.4% of Yuchai’s shares, we require the cooperation of Yuchai’s Chinese shareholders in the daily management and operation of Yuchai to fully exercise our controlling interest in Yuchai. We also need the assistance and cooperation of the State Holding Company in dealing with various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Moreover, as described under “Item 8. Financial Proceedings — Legal Proceedings”, various Chinese government agencies have recently alleged that our share ownership in Yuchai may not be in conformity with Chinese law. It appears that affiliates of the State Holding Company may have initiated these allegations as a means to limit our rights to exercise control over Yuchai. While we expect to prevail, if we cannot satisfactorily resolve the issues raised by the various Chinese governmental agencies relating to our share ownership in Yuchai, or if our current disagreements with Yuchai’s Chinese shareholders continue, then we cannot assure you that we will be able to fully exercise our controlling interest in Yuchai and this could have a material adverse effect on our financial condition, results of operations, business or prospects, including our inability to consolidate Yuchai’s financial statements.

Our sales are concentrated among members of the Dongfeng Group. Any significant decrease in sales to the Dongfeng Group may have a material adverse effect on our business, financial condition and result of operations.

     Our sales are concentrated among the Dongfeng Group, which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2002, the Dongfeng Group accounted for 45% of our gross sales and included our three largest customers: Liuzhou Dongfeng Automobile, Hubei Dongfeng Automobile and Dongfeng Special Automobile. Although we consider our relationships with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our business, financial condition and results of operations.

     The Dongfeng Group also competes with us in the diesel engine market in China. Although we believe that the companies within the Dongfeng Group generally make independent purchasing decisions based on end-user preferences, we cannot assure you that truck manufacturers affiliated with the Dongfeng Automobile Company will not preferentially purchase diesel engines manufactured by companies within the Dongfeng Group over those manufactured by us.

Competition in China from other diesel engine manufacturers may adversely affect our business, financial condition and results of operations.

     The diesel engine industry in China is highly competitive. We compete with many other domestic companies, most of which are state-owned enterprises. Some of our competitors have formed joint ventures with or have technology assistance relationships with foreign diesel engine manufactures or foreign engine design consulting firms and use foreign technology that is more advanced than ours. We expect competition to intensify as a result of:

•	improvements in competitors’ products;

•	increased production capacity of competitors;

•	increased utilization of unused capacity by competitors; and

•	price competition.

     In addition, if import restrictions on motor vehicles and motor vehicle parts are reduced, foreign competition could increase significantly. See “Risks relating to Mainland China — The admission of China into the World Trade Organization could lead to increased foreign competition”.

     In the medium-duty diesel engine market, our 6108 medium-duty engine, introduced in 1997, has been able to compete effectively with the 6110 medium-duty engine offered by our competitors. We cannot assure you, however, that we will be able to maintain or improve our current market share or develop new markets for our medium-duty diesel engines.

     In the heavy-duty diesel engine market, we introduced the 6112 heavy-duty engine in late 1999. Due to a delay in the commercial production of the 6112 engine, however, we were not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is price-sensitive, and customer acceptance of the 6112 engine’s pricing structure requires considerable marketing efforts by our company. As a result, we lowered our expectations for future sales volume and profitability of the 6112 engine. In 2001, the sales volume of the 6112 engine was in line with our revised expectations, and the sales in 2002 increased to 15,371 units. However, we cannot assure you that we will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.

     We have commenced engine development work on the proposed new 6113 heavy-duty engine, which we anticipate will have a rated power in excess of 350 horsepower. We expect initial production of this new 6113 engine to commence in 2004, however, we cannot assure you that we will be able to commence production as expected, or that such engines will be able to compete with other heavy-duty engines producers or retailers in China.

     In the light-duty diesel engine market, our 4108, 4110 and 4112 light-duty engines introduced in 2000 were met with weak consumer demand due to strong competition, minor technical problems and a high pricing structure. Although we have had an increase in sales of our 4-series engines in 2002, we cannot assure you that we will be able to continue to improve our market share for light-duty diesel engines, and we may, in the future, decide to cease production of one or more of the models we are currently producing.

     Our long-term business prospects will depend largely upon our ability to develop and introduce new or improved products at competitive prices. Our competitors in the diesel engine markets may be able to introduce new or improved engine models that are more favorably received by customers. Competition in the end-use markets, mainly the truck market, may also lead to technological improvement and advances that render our current products obsolete at an earlier than expected date, in which case we may have to depreciate or impair our production equipment more rapidly than planned. Failure to introduce, or delays in the introduction of, new or improved products at competitive prices could have a material adverse effect on our business and prospects.

Our exposure to the Dongfeng Group has had, and could continue to have, a material adverse effect on our business, financial condition and results of operation.

     We are highly dependent on the purchases made by the Dongfeng Group and have significant exposure to their liquidity arising from the high level of accounts receivable from them. We cannot assure you that the Dongfeng Group will be able to repay all the money they owe to us. In addition, the Dongfeng Group may not be able to continue purchasing the same volume of products from our company, which would significantly reduce our overall sales volume.

Our business, financial condition and results of operations may be adversely affected to the extent we are unable to continue our sales growth or adequately manage our growth.

     We have achieved consistent growth in net sales during the last two fiscal years, with net sales increasing by 26.1% to Rmb 1,783.3 million in 2001 and by 97.0% to Rmb 3,513.0 million in 2002. We cannot assure you that we can continue to increase our net sales or maintain our present level of net sales. In particular, we may not be able to increase our net sales to levels more appropriate for our levels of production capacity (production capacity was estimated to be approximately 200,000 units at the end of 2002), fixed assets, expenses (including factory overhead, direct labor, depreciation, selling, general administrative and interest expenses) and capital expenditures. Moreover, our future growth is dependent in large part on factors beyond our control, such as continued economic growth in China.

     In addition, we cannot assure you that we will be able to properly manage any future growth, including:

•	obtaining the necessary supplies;

•	hiring and training skilled production workers and management personnel;

•	manufacturing and delivering products for increased orders in a timely manner;

•	maintaining quality standards and prices; and

•	controlling production costs.

     Furthermore, we have acquired in the past, and may acquire in the future, equity interests in engine parts suppliers. If we are unable to effectively manage or assimilate these acquisitions, our business and prospects could be adversely affected. See “Item 4. Information on the Company — Business Overview — Manufacturing”.

The diesel engine business in China is dependent in large part on the performance of the Chinese economy, as well as Chinese government policy. As a result, our business and prospects will be adversely affected by slowdowns in the Chinese economy, as well as Chinese government policies that de-emphasize the use of diesel engines.

     During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of the Chinese economy will affect, to a significant degree, our business and prospects. For example, the various austerity measures taken by the Chinese government in recent years to regulate economic growth and control inflation significantly weakened demand for trucks in China. In particular, austerity measures that restricted access to credit and slowed the rate of fixed investment (including infrastructure development) adversely affected demand for, and production of, trucks and other commercial vehicles. These adverse market conditions, together with increased competition in the diesel engine market, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including our company.

     The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. For example, in 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects and increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines, continued to increase from 2000 to 2002. However, we cannot assure you that the Chinese government will not change its policy in the future to de-emphasize the use of diesel engines, and any such change will adversely affect our business, financial condition and results of operations.

If we are not able to continuously improve our existing engine products and develop new diesel engine products, we may become less competitive, and our business and prospects will be adversely affected.

     As the Chinese automotive industry continues to develop, we will have to continuously improve our existing engine products and develop new diesel engine products in order to remain competitive. As a result, our long-term business prospects will largely depend upon our ability to develop and introduce new or improved products at competitive prices. Future products may utilize different technologies and may require knowledge of markets that we do not currently possess. Moreover, our competitors may be able to introduce new or improved engine models that are more favorably received by customers than our products. Any failure by our company to introduce, or any delays in the introduction of, new or improved products at competitive prices could have a material adverse effect on our business and prospects.

We are dependent on our suppliers for most of the parts and components used to produce our engines. To the extent we are unable to obtain an adequate supply of high-quality parts and components on a timely basis, or at all, our business, financial condition and results of operations will be adversely affected.

     We are dependent on our suppliers for most of the parts and components used to produce our engines, including connecting rods, starters, air compressors, gear boxes and pistons. Although we manufacture a portion of the engine blocks, cylinder heads, crankshafts and camshafts we require, have acquired ownership interests in some of our suppliers and have established new companies involved in the manufacture and sale of spare parts and components, we continue to rely on third-party suppliers for a substantial portion of these main components. As a result, the quality of our engines is dependent in part upon our ability to control the quality of supplier parts and components. We cannot assure you that we will be able to obtain an adequate supply of high-quality parts and components on a timely basis or at all. Although we generally purchase supplies from at least two sources, an interruption in supplies from a major supplier could result in production delays while we seek to obtain additional supplies from alternative sources. Our business, financial condition and results of operations will be adversely affected to the extent we are unable to obtain the necessary engine parts and components on a timely basis or at all. See “Item 4. Information on the Company — Business Overview — Manufacturing”.

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential.

     We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including our results of operations, financial condition and cash flow, economic, political and other conditions in Mainland China, the Chinese government’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. If adequate capital is not available, our business and prospects could be adversely affected.

Our controlling shareholder’s interests may differ from those of our other shareholders.

     Our ultimate parent company is Hong Leong Asia Ltd., or HLA, which indirectly holds 29.3% of the outstanding shares of our common stock, as well as a special share that entitles it to elect a majority of our directors. HLA controls us through its wholly-owned subsidiary, Hong Leong (China) Ltd., or HLC, and through Hong Leong Technology Systems Pte Ltd., or HLT, a wholly-owned subsidiary of HLC, as well as through other subsidiaries of HLA. HLT owns approximately 22.2% of the outstanding shares of our common stock and is the registered holder of our special share. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or DML, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of our special share. Through HLT’s stock ownership and various agreements among shareholders, HLA is able to effect most corporate transactions without the concurrence of any of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement”. In addition, our shareholders do not have cumulative voting rights. We cannot assure you that HLA’s actions will be in the best interests of our other shareholders. See also “Item 6. Directors, Senior Management and Employees — Compensation — Yuchai”.

We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings. In addition, a devaluation of the Renminbi will increase the Renminbi cost of repaying our foreign currency denominated indebtedness and, therefore, could adversely affect our business, financial condition and results of operations.

     A portion of our borrowings in the future may be structured on a floating rate basis and denominated in U.S. dollars. An increase in interest rates, or fluctuations in exchange rates between the Renminbi and other currencies, may increase our borrowing costs or the availability of funding and could affect our business, financial condition and results of operations. In particular, our business, financial condition and results of operations could be adversely affected by a devaluation of the Renminbi.

     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Although the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, with Renminbi appreciating slightly against the U.S. dollar in recent years, the exchange rate of the Renminbi could become volatile against the U.S. dollar or other currencies. Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s Chinese interbank foreign exchange market rate and current exchange rates on the world financial markets. The Chinese government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict when the Chinese government will allow free conversion of the Renminbi into foreign currency, and we cannot assure you that the Chinese government will not take steps that will cause the Renminbi to devalue. Substantially all of our operating revenue is denominated in Renminbi, while a major portion of our capital expenditures is denominated in U.S. dollars and Euro dollars. Since we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.

Risks relating to Mainland China

     Substantially all of our assets are located in Mainland China, and substantially all of our revenue is derived from our operations in Mainland China. Accordingly, our business, financial condition and results of operations are subject, to a significant degree, to economic, political and legal developments in Mainland China. The economic system of Mainland China differs from the economies of most developed countries in many respects, including government investment, the level of development, control of capital investment, control of foreign exchange and allocation of resources.

Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position.

     Since the late 1970s, the Chinese government has been reforming the Chinese economic system from a planned economy to a market-oriented economy. In recent years, the Chinese government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the Chinese economy and a higher level of management autonomy. These reforms have resulted in significant economic growth and social progress, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. In addition, the Chinese government has attempted to control inflation by controlling the prices of basic commodities. Severe measures or other actions by the Chinese government, such as placing additional controls on the prices of diesel and diesel-using products, could restrict our business operations and adversely affect our financial position. Although we believe that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on economic development in Mainland China and that we will continue to benefit from these policies and measures, these policies and measures may, from time to time, be modified or reversed. Adverse changes in economic and social conditions in Mainland China, in the policies of the Chinese government or in the laws and regulations in Mainland China, could have a material adverse effect on the overall economic growth of Mainland China and in infrastructure investment in Mainland China. These developments could adversely affect our financial condition, results of operations and business, by reducing the demand for our products, for example.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our business, financial condition and results of operations.

     Many Asian countries have experienced significant adverse changes in economic conditions, including substantial depreciation in currency exchange rates, increased interest rates, reduced economic growth rates, corporate bankruptcies, declines in the market values of shares listed on stock exchanges, decreases in foreign currency turnover and government-imposed austerity measures. To date, China’s economy has been affected to a lesser extent than most other major Asian countries. However, we cannot assure you that China’s economy will not suffer more serious difficulties in the future. Demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that adverse economic developments occur in China, our sales may decrease and our business, financial condition and results of operations could therefore suffer.

The Chinese legal system embodies uncertainties, which could limit the legal protections available to foreign investors.

     The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general e.g., including with respect to the corporate organization and governance, foreign investments, commerce, taxation and trade. Legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in Mainland China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties, which may limit the legal protections available to foreign investors.

     The Chinese government recently underwent substantial reforms after the meeting of the National People’s Congress in March 2003. The Chinese government has reiterated its policy of furthering reforms in the socialist market economy. No assurance can be given that these changes will not have an adverse effect on business conditions in China generally or on our business in particular.

We may not freely convert Renminbi into foreign currency, which could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.

     Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiary and are denominated in Renminbi, while a portion of our capital expenditures and indebtedness is, or in the future may be, denominated in US dollars and other foreign currencies. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment, except with the prior approval of the State Administration for Foreign Exchange, or SAFE.

     Our Chinese operating subsidiary, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account (subject to a cap approved by SAFE) to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

The admission of China into the World Trade Organization could lead to increased foreign competition.

     As a result of China becoming a member of the World Trade Organization, or WTO, import restrictions on both motor vehicle components, including diesel engines, and motor vehicles are expected to be gradually reduced. The WTO also requires China to lower its import tariffs as a condition for membership. Reduced import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and therefore lead to increased competition in the domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-use markets of our customers and indirectly affect our sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry.

The recent outbreak of severe acute respiratory syndrome (SARS) in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial conditions and results of operations.

     In March 2003, several countries, including China, experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. The severity of the outbreak in certain municipalities, such as Beijing, and provinces, such as Guangdong Province, has affected general commercial activity. According to the World Health Organization, over 8,460 cases of SARS and more than 790 deaths had been reported in over 30 countries as of June 17, 2003. The recent SARS epidemic in China will likely have an adverse impact on the sale of engines in 2003. We cannot predict at this time the extent of the adverse impact which this SARS outbreak could have on the Chinese economy and us. The SARS outbreak could significantly disrupt Yuchai’s ability to adequately staff its business and may generally disrupt operations. Furthermore, this outbreak could severely restrict the level of economic activity in affected areas, which could have a material adverse effect on our financial condition, results of operations, business or prospects.

ITEM 4. INFORMATION ON THE COMPANY.

History and Development

The Company

     The Company is a Bermuda holding company established in April 1993 to own a controlling interest in Yuchai and currently owns, through six wholly-owned subsidiaries, 76.4% of the outstanding common shares of Yuchai (“Yuchai Shares”). The Company operates under The Companies Act 1981 of Bermuda. The principal executive offices of the Company are located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. The Company’s telephone number is +65-6220-8411.

     Until August 2002, the Company was controlled by Diesel Machinery (BVI) Limited (“DML”), a company that was 53% owned by Hong Leong Asia Ltd. (“HLA”) through its wholly-owned subsidiary, Hong Leong (China) Ltd. (“HLC”). HLC owns Hong Leong Technology Systems Ptd. Ltd. (“HLT”), which held shares in the Company through DML. DML was also 47% owned by China Everbright Holdings Company Limited (“EB Holdings”) through its wholly-owned subsidiary, Coomber Investments Ltd. (“Coomber”). HLA, a company listed on the Singapore Stock Exchange, is part of the Hong Leong Group, which was founded in 1941 by the Kwek family of Singapore and is one of the largest privately-controlled business groups in Southeast Asia. EB Holdings is a state-owned enterprise of China. In 2002, EB Holdings initiated court proceedings to effect a liquidation of DML. As a result of the liquidation, HLC acquired the special share of the Company, which entitles HLC to elect a majority of the directors of the Company and veto any resolution of shareholders of the Company. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. EB Holdings sold its shareholding in Coomber, which held EB Holdings shares in the Company, in October 2002 to Goldman Industrial Limited (“Goldman”), and EB Holdings is no longer a shareholder of the Company. Goldman is a subsidiary of Zhong Lin Development Company Limited (“Zhong Lin”), an investment vehicle of the city government of Yulin in Guangxi, China. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 8. Financial Information — Legal Proceedings”.

     HLA provides certain management, financial planning and other services to Yuchai and has designated two senior managers to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team. Until the end of May 2003, these two senior managers were stationed at Yuchai’s premises. However, in response to the Company initiating legal proceedings against Yuchai, Yuchai’s management decided to exclude these two senior managers from Yuchai’s premises. See “Item 8. Financial Information — Legal Proceedings”.

     The Company’s sole operating asset is its ownership interest in Yuchai, and its only sources of cash flow are its share of the dividends, if any, paid by Yuchai and investment interest thereon. The following is primarily a discussion of the business of Yuchai.

Yuchai

     Yuchai is one of the largest medium-duty diesel engine manufacturers in China and also produces diesel power generators and diesel engine parts.

     Yuchai is located in Yulin City, Guangxi Zhuang Autonomous Region in southern China, approximately 280 miles west of Hong Kong. With a population of approximately 3.0 million, greater Yulin City is believed to be the sixth largest city in Guangxi Zhuang Autonomous Region.

     Yuchai was founded in 1951 and became a state-owned enterprise in 1959. Prior to 1984, Yuchai was a small producer of low-power diesel engines for agricultural machinery. In 1984, Yuchai introduced the earliest model of its 6105 medium-duty diesel engine for medium-duty trucks. In 1989, Yuchai became one of China’s 500 largest industrial enterprises in terms of profitability and tax contribution. In July 1992, in order to raise funds for further expansion, Yuchai became the first state-owned enterprise in the Guangxi Zhuang Autonomous Region to be restructured into a joint stock company.

     As a result of this restructuring, Yuchai was incorporated as a joint stock company in July 1992 and succeeded to the machinery business of Yulin Diesel, and all of Yulin Diesel’s businesses, other than its machinery business, as well as certain social service related operations, assets, liabilities and employees (for example, cafeterias, cleaning and security services, a hotel and a department store), were transferred to the State Holding Company. The State Holding Company also became the majority shareholder of Yuchai through its ownership stake of approximately 110 million shares of Yuchai (“State Shares”). The State Holding Company is owned by the Guangxi local government. In connection with its incorporation, Yuchai also issued 80 million shares to various Chinese institutional investors (“Legal Person Shares”).

     In May 1993, in order to finance further expansion, Yuchai sold shares to the Company and became a Sino-foreign joint stock company.

     The initial shareholders of the Company, consisting of a subsidiary of HLC, Sun Yuan Overseas (BVI) Ltd. (“Sun Yuan BVI”), the Cathay Investment Fund, Limited (“Cathay”), GS Capital Partners L.P. (“GSCP”) and Coomber, then a wholly-owned subsidiary of EB Holdings and, thus, controlled by China Everbright International Limited (“China Everbright International”), made their initial investments in Yuchai in May 1993, when their respective wholly-owned subsidiaries purchased for cash 200 million newly-issued shares (51.3% of the then-outstanding Yuchai Shares). These shareholders exchanged with the Company their shareholdings in their wholly-owned subsidiaries, six companies which held Foreign Shares of Yuchai, for 20 million shares of the Company’s common stock, par value US$0.10 per share (“Common Stock”) (after giving effect to a 10-for-1 stock split in July 1994 (the “Stock Split”)). In connection therewith, Yuchai became a Sino-foreign joint stock company and became subject to the laws and regulations relating to joint stock limited liability companies and Sino-foreign joint venture companies in China. Foreign Shares may be held by and transferred to non-Chinese legal and natural persons, subject to approval of the Ministry of Commerce (“MOC”), the successor entity of the Ministry of Foreign Trade and Economic Cooperation of China (“MOFTEC”). Foreign Shares are entitled to the same economic rights as State Shares and Legal Person Shares. State Shares are shares purchased with state assets by government departments or organs authorized to represent state investment. Legal Person Shares are shares purchased by Chinese legal persons or institutions or social groups with legal person status and with assets authorized by the state for use in business.

     In November 1994, the Company purchased from an affiliate of China Everbright 78,015,500 Foreign Shares in exchange for the issuance of 7,801,550 shares of Common Stock (after giving effect to the Stock Split) (the “China Everbright Purchase”). The 78,015,500 Foreign Shares of Yuchai held by Earnest Assets Ltd, a subsidiary of EB Holdings and China Everbright before its sale to the Company, had been originally issued as Legal Person Shares and State Shares and were converted to Foreign Shares, pursuant to approvals granted by MOFTEC. As a result, the Company became the owner of each of these six companies: Hong Leong Technology Systems Ltd., Tsang & Ong Nominees (BVI) Ltd., Cathay Diesel Holdings Ltd., Goldman Sachs Guangxi Holdings (BVI) Ltd., Youngstar Holdings Ltd. and Earnest Assets Ltd.

     In December 1994, the Company sold 7,538,450 shares of Common Stock in its initial public offering (“IPO”) and used substantially all of the proceeds to finance its six wholly-owned subsidiaries’ purchase of 83,404,650 additional Foreign Shares from Yuchai.

     In connection with the Company’s purchase, through its six wholly-owned subsidiaries, of additional Foreign Shares from Yuchai with proceeds of its IPO, Yuchai offered additional shares pro rata to its other existing shareholders (30 shares for each 100 shares owned) in accordance with such shareholders’ pre-emptive rights, and each of the Company’s subsidiaries was able to acquire these additional Yuchai Foreign Shares. Such pro rata offering (including the offering to the Company) is referred to herein as the “Yuchai Offering”. Certain Legal Person shareholders subscribed for additional shares in the Yuchai Offering. The State Holding Company informed Yuchai at the time that it would not subscribe for any of its portion of Yuchai Shares (31,345,094 shares) in the Yuchai Offering. In order to obtain MOFTEC approval of the Yuchai Offering, the State Holding Company was given the right by Yuchai’s Board of Directors to subscribe for approximately 31 million shares of Yuchai at a price of Rmb 6.29 per share at any time prior to December 1998. This was because provisional regulations of the State Administration Bureau of State Property (“SABSP”) and the State Committee of Economic System Reform (“SCESR”), published in November 1994, imposed on any holder of state-owned shares certain obligations to protect its interest in any share offering. Under such regulations, the State Holding Company could have been required to subscribe for Yuchai Shares in the Yuchai Offering. Yuchai’s shareholders subsequently agreed to extend the duration of such subscription right to March 31, 2002 (the exercise of which would have reduced the Company’s ownership of Yuchai from 76.4% to 71.7%). The State Holding Company informed the shareholders of Yuchai that it had determined not to subscribe for additional Yuchai Shares and this determination was minuted by the Yuchai Board of Directors on November 1, 2002. However, given the November 1994 provisional regulations of the SABSP and the SCESR, the SABSP, the SCESR and/or the MOC may take action against the State Holding Company, and there can be no assurance that any such action would not, directly or indirectly, have a material adverse effect on Yuchai or the Company.

Capital Expenditures

     Capital expenditures for routine upgrades to, and replacement of, equipment, plant and property were Rmb 15.0 million, Rmb 43.0 million and Rmb 174.9 million in 2000, 2001 and 2002, respectively. The Company funded its capital expenditures primarily from funds from operations generated by Yuchai and, when necessary, from bank loans incurred by Yuchai. The Company incurred additional capital expenditures in 2002 due to the 4-series light-duty diesel engine series and the commencement of construction of the second foundry to produce engine blocks to meet its expected increased unit production. The Company’s capital expenditures for 2003 are estimated to exceed Rmb 200.0 million, most of which is expected to be used to complete construction of the second foundry and the construction of a production line for 6113 engines. The Company expects that it will be able to continue to fund its capital expenditure in 2003 in the same manner as in prior years, as described above and under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

Business Overview

Product Development

     Overview

     The general market demand for trucks and buses has contributed to Yuchai’s significant growth since 2001, with the continued expansion of the highways and toll roads in China. The Company expects heavy-duty trucks to become an increasingly important means of freight transportation as road conditions and infrastructure in China improve. Both medium-duty and heavy-duty trucks are increasingly fitted with diesel engines because of their higher power, fuel efficiency and reliability as compared to gasoline engines. In addition, the Chinese government had announced as a policy objective in 1994 that motor vehicles weighing five tons or more should principally have diesel engines after 2000.

     To take advantage of anticipated growth in demand for diesel engines in China, Yuchai substantially expanded its manufacturing facilities from their production capacity of 37,000 units of medium-duty diesel engines in 1993 to approximately 140,000 units of medium-duty diesel engines and 50,000 units of heavy-duty diesel engines in 1996. In response to the introduction of high power medium-duty engines introduced by its competitors in 1995, Yuchai began commercial production of the 6108 medium-duty engine in the third quarter of 1997. In addition, Yuchai began trial production of its 4-Series engines (as defined in “Item 4. Information on the Company — Business Overview — Product Development — 4-Series Light-Duty Diesel Engines”) in late 1999 and commenced commercial production of these engines in 2000. Due to strong competition, quality defects and a high pricing structure, sales of the 4-Series engines were weak in 2000, but improved in 2001 and 2002, with the total number of units sold reaching 4,747 units and 20,735 units, respectively. Yuchai also commenced trial marketing of the 6112 heavy-duty engine in early 1999 and began commercial production of these engines in the second half of 1999. The quality of the 6112 engine has improved significantly due to the improvements made in the past two years, which the Company believes has translated into higher sales. In addition, continued economic growth in China, together with the development of new highway infrastructure, has resulted in greater demand for long-haul, heavy-duty trucks. As a result, sales of the 6112 engine increased from 2,651 units in 2000 to 6,737 units in 2001 and 15,371 units in 2002.

     6105QC Medium-Duty Diesel Engines

     The 6105QC medium-duty engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. However, in response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai has been increasing its production and sales efforts on the 6108 medium-duty engine. In 2001, Yuchai produced 31,245 units of the 6105 engine, or 39.7% of Yuchai’s total production volume of 78,800 units for that year. Yuchai produced 39,644 units of the 6105 engine in 2002, representing 27.4% of Yuchai’s total production volume of 144,463 units for that year. The Company expects the 6108 engine to eventually replace the 6105 engine as Yuchai’s primary product. See “— Products — Medium-Duty Diesel Engines — 6105 Engines”.

     6108 Medium-Duty Diesel Engines

     The 6108 medium-duty engine is an overall improvement over the 6105QC medium-duty engine. In particular, the Company expects the 6108 engine to enhance Yuchai’s competitiveness in the medium-duty diesel engine market in China. In 2001 and 2002, unit sales of the 6108 engine exceeded unit sales of the 6105 engine. The 6108 engine has become Yuchai’s primary product. See “— Products — Medium-Duty Diesel Engines — 6108 Engines”.

     In 2001, Yuchai produced 33,062 units of the 6108 engine, or 42.0% of Yuchai’s total production volume of 78,800 units for the year. Yuchai produced 61,950 units of the 6108 engine in 2002, representing 42.9% of Yuchai’s total production volume of 144,463 units for the year.

     6112 Heavy-Duty Diesel Engines

     In 1992, Yuchai purchased from an affiliate of Ford Motor Company in Brazil the production line machinery for manufacturing 6112 heavy-duty engines and moved the production line machinery to a factory in China (the “6112 Engine Factory”). The facilities were designed to have a production capacity of approximately 50,000 units of the 6112 engine per year and could support production of medium-duty engines when necessary. In addition, the facilities could also perform product testing, production equipment repair and maintenance, factory automation and other support functions.

     The 6112 Engine Factory was completed in 1995 and commercial production was scheduled to commence in late 1997. However, primarily as a result of the unreliable quality of key engine components supplied by domestic component manufacturers, the 6112 engine encountered significant technical problems during initial road testing, and did not perform satisfactorily under harsh environmental conditions. Yuchai was able to resolve these technical problems and commence trial marketing of the 6112 engine in early 1999. Commercial production of these engines began in the second half of 1999. Due to the delay in commencement of commercial production, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Consequently, the volume of sales and profitability of the 6112 engine had been lower than previously expected. However, during 2002, the volume of sales of the 6112 engine had increased steadily to over 1,000 units per month, reaching 15,371 units in 2002. This increase reflects better than expected customer acceptance of the 6112 engine. See “— Products — Heavy-Duty Diesel Engines”.

     In 2001, Yuchai produced 8,134 units of the 6112 engine, or 10.3% of total production volume of 78,800 units for the year. Yuchai produced 17,201 units of the 6112 engine in 2002, representing 11.9% of Yuchai’s total production volume of 144,463 units for that year.

     4-Series Light-Duty Diesel Engines

     The 4-Series light-duty engines comprise of the 4108, 4110, 4110Q, 4110ZQ and 4112 engines (collectively, the “4-Series engines”). See “— Products — Light-Duty Diesel Engines”.

     The 4110Q and 4110ZQ engines were developed to allow Yuchai to compete in the light-duty diesel engine market. Trial production of the 4110 engines commenced in late 1999. Sales of the 4110 engines in 2000 were weak due to strong competition, minor technical problems and a high pricing structure. Yuchai is working on eliminating these problems and does not expect sales of the 4110 engines to increase significantly until the quality of the engine improves.

     The 4108 engine was based on the 6105QC and the 6108 engines. The 4108 engine is designed for light trucks and passenger vehicles. Trial production of the 4108 engine started in the third quarter of 2000, and commercial production of the 4108 engine began in 2001. The 4112 engine was primarily based on the 6112 engine. The 4112 engine is designed for use in light- to medium-duty cargo trucks and buses. The 4112 engine also features a low emission level that is compliant with Euro 1 standards. Trial production of the 4112 engine started in early 2001 and commercial production of the 4112 engine began in late 2001. Both the 4108 and 4112 engines are experiencing minor technical problems and are facing strong competition.

     In 2001, Yuchai produced 6,359 units of 4-series engines, or 8.0% of total production volume of 78,800 units for the year. Yuchai produced 23,773 units of the 4-Series engines in 2002, representing 16.5% of Yuchai’s total production volume of 144,463 units for that year.

Products

     Yuchai primarily manufactures and sells diesel engines for medium-duty trucks in China. Yuchai’s primary products are its 6105QC and 6108 medium-duty engines, which are principally used in medium-duty trucks with a load capacity of five to seven tons. In addition, Yuchai also offers the 4-Series light-duty engines and the 6112 heavy-duty engines. See “— Product Development”. The following table sets forth the technical specifications of the 6105QC engine, the 6108 engine, the 6112 engine and the 4110ZQ engine:

Type and Technical
Specifications	6105QC Engine	6108 Engine	6112 Engine*	4110ZQ Engine

Type	4-stroke, water cooling, in-line vertical	4-stroke, water cooling, in-line vertical	4-stroke, turbo-charged, inner-cooling, water cooling, in-line vertical	4-stroke, turbo-charged, water-cooling, in-line vertical

Rated Power	143 horsepower (105.1kw)	160 horsepower (118 kw)	270 horsepower (199 kw)	136 horsepower (100kw)

Number of Cylinders	6	6	6	4

Cylinder Displacement	6.494L	6.871 L	7.8L	4.257L

Rated Speed	2800 r/min	2800 r/min	2400 r/min	2800 r/min

Maximum Torque	402 N.m	450 N.m	980 N.m	392 N.m

Speed at Maximum Torque	1600-1900 r/min	1600-1900 r/min	1500 r/min	1600-1800 r/min

Bore x Stroke	105 x 125 mm	108 x 125 mm	112 x 132 mm	110 x 112 mm

Minimum Fuel Consumption	< 228.5 g/kw.h	< 228.5 g/kw.h	< 200 g/kw.h	< 248 g/kw.h

Consumption Ratio of Oil to Fuel	< 1%	< 1%	< 0.5%	< 0.5%

Noise	< 117 dB(A)	< 117 dB(A)	< 98 dB(A)	< 115 dB(A)

Smoke	< 4 Bosch	< 3.5 Bosch	< 3 Bosch	< 3.5 Bosch

Net Machine Weight	550 kg	550 kg	642 kg	380 kg

Dimensions (length x width x height)	1234 x 701 x 1000 mm	1234 x 701 x 1000 mm	1224 x 815 x 986 mm	863 x 664 x 843 mm

*	Yuchai’s 6112 engines have a rated power ranging from 190 to 270 horsepower. The technical specifications set forth for the 6112 engine in the table are for the 6112 engine with 270 horsepower.

     Diesel engines are commonly referred to by a four-digit numerical name, such as 6108 or 6112. The first digit refers to the number of cylinders and the last three digits refer to the cylinder bore diameter in millimeters. In addition, the numerical name is often followed by a letter indicating the design and use (for example, Q for motor vehicles).

     Besides diesel engines, Yuchai also produces a limited number of diesel power generators and diesel engine parts. The following table sets forth a breakdown of Yuchai’s sales by major product category for each of the three years ended December 31, 2000, 2001 and 2002, respectively:

	2000			2001			2002

		% of	Units		% of	Units		% of	Units
Product	Net Sales	Net Sales	Sold	Net Sales	Net Sales	Sold	Net Sales	Net Sales	Sold

	Rmb			Rmb			Rmb
	(in thousands)			(in thousands)			(in thousands)
Diesel engines
6105QC	577,197	40.8%	29,792	581,086	32.6%	31,001	706,442	20.1%	36,135
6108	554,699	39.2%	24,323	713,369	40.0%	31,667	1,602,545	45.6%	58,042
6112	136,909	9.7%	2,651	317,141	17.8%	6,737	753,559	21.5%	15,371
4-Series	17,338	1.2%	1,175	74,236	4.2%	4,747	376,931	10.7%	20,735
Diesel power generators	4,357	0.3%	130	2,378	0.1%	62	5,103	0.2%	101
Other(1)	124,027	8.8%	N/A	95,119	5.3%	N/A	68,467	1.9%	N/A

Total	1,414,527	100.0%	58,071	1,783,329	100%	74,214	3,513,047	100.0%	130,384

(1)	Includes diesels engine parts and industrial engines. Figures for the number of units sold for this category are not readily available.

  Medium-Duty Diesel Engines

     6105 Engines

     The 6105QC medium-duty engine, traditionally Yuchai’s principal product, is a six-cylinder, four-stroke engine that offers up to 143 horsepower, and is principally installed in medium-duty trucks. Yuchai believes that its 6105 engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability. Yuchai also believes that its manufacturing quality control and the design of its engine blocks, which are thicker than those of its major domestic competitors as well as leading international manufacturers, make its engines more durable.

     In response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai began development of its 6108 medium-duty engine. Commercial production of the 6108 engine began in the third quarter of 1997, and in 2002 unit sales of the 6108 engine exceeded unit sales of the 6105 engine. The 6108 engine has replaced the 6105 engine as Yuchai’s primary product.

     6108 Engines

     The 6108 engine offers improved overall performance compared to the 6105 engine, principally because of greater horsepower, increased reliability and improved acceleration. Commencing in the third quarter of 1997, Yuchai began offering the 6108 engine to its customers as a premium model, along-side its standard 6105QC engine, and plans to eventually replace the 6105 engine with the 6108 engine. Yuchai’s existing and planned production facilities for medium-duty diesel engines are designed to be capable of producing 6108 engines without major modification.

     Yuchai sells its 6108 engine to the same customers which previously bought its 6105QC engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 engine had adversely affected Yuchai’s market share, through an aggressive marketing program, Yuchai was able to increase its unit sales of the 6108 engine by 41.1% to 24,323 units in 2000 from 1999 and by 30.2% to 31,667 units in 2001 from 2000. Unit sales of the 6108 further increased to 58,042 units in 2002, representing an increase of 83.3% over 2001. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for the 6108 engine. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Overview”.

     An important part of Yuchai’s business strategy is to continually achieve higher standards of quality in its diesel engines. Yuchai believes that its engines have an established reputation among truck manufacturers and end-users for durability and quality. Due to poor road conditions, lack of engine maintenance by end-users and the common practice of overloading trucks in China, Yuchai believes that the reliability and durability of its engines are critical factors in maintaining competitiveness. By further improving the reliability and overall quality of its engines and controlling the costs of production, Yuchai believes it can command higher prices for its engines than its competitors and remain competitive in China.

  Heavy-Duty Diesel Engines

     The 6112 heavy-duty engine is a six-cylinder, four-stroke engine with a rated power ranging from 190 to 270 horsepower. Primarily as a result of unreliable key engine components supplied by domestic component manufacturers, the 6112 engine encountered significant technical problems during initial road testing and failed to perform satisfactorily under harsh environmental conditions. Although commercial production of the 6112 engine was delayed beyond the previously scheduled date, Yuchai was able to resolve these technical problems and commence trial marketing of the engine in early 1999. Commercial production of these engines began during the second half of 1999. In 2000 and 2001, Yuchai produced 3,300 and 8,134 units of the 6112 engine, respectively. In 2002, Yuchai produced 17,011 units of the 6112 engine. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Overview”. With the higher levels of acceptance by customers, 6112 engine unit sales have increased in 2002 as compared to 2001.

  Light-Duty Diesel Engines

     The 4-Series engines utilize much of the same technology as the 6112 heavy-duty engine, modified to produce short-range and reduced cylinder engines for lightweight cars and trucks. Despite their relatively small size (less than half the size of the 6112 engine), they have the advantages of the 6112 engine, including, reliability, high performance and a long life span. Due to its versatility, the 4110Q engine is suitable for light vehicles and agricultural trucks. The 4110ZQ engine, with features such as a low emission level that is compliant with Euro 1 standards and low noise levels, is ideal for light commercial vehicles and medium-size passenger vehicles. Trial production of the 4-Series engines commenced in late 1999. In 2000, due to strong competition in the light-duty diesel engine market, minor technical problems and the high pricing structure of the 4-Series engines, only 1,175 of the 2,220 units which it produced were sold. In 2001, Yuchai produced less than 7,000 units and sold fewer than 5,000 units in 2001, while working on resolving the technical problems. In 2002, Yuchai achieved sales of 20,735 units, which is a significant increase compared to 2001.

  Other Products

     Diesel Power Generators

     Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 12 kilowatts to 160 kilowatts. Yuchai’s diesel power generators use both the 6105 and 6108 medium-duty engines as their power source.

     Diesel Engine Parts

     Yuchai supplies diesel engine parts to its nationwide chain of customer service stations. Although sales of diesel engine parts do not constitute a major percentage of Yuchai’s net sales, the availability of such parts to its customers and to end-users through its nationwide chain of customer service stations is an important part of Yuchai’s customer service program.

Sales, Marketing and Services

  Sales and Marketing

     Yuchai distributes most of its engines directly to auto plants and retailers from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates 28 regional sales offices in major geographic regions in China. With a sales force of approximately 470 persons nationwide, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

     Yuchai promotes its products primarily through television commercials, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program, “User Service Week”, during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service and small gifts for end-users. In connection with this promotion, Yuchai’s customer service stations also perform minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users.

     Advertising expenses increased by 79.2% in 2002 to Rmb 31.9 million from Rmb 17.8 million in 2001. On the other hand, due to significant increases in sales, sales commissions increased to Rmb 17.7 million in 2002 compared to Rmb 12.6 million in 2001.

     Yuchai believes that proximity to its factories in Yulin City is an important factor in the geographical make-up of its customers. Due in part to transportation and shipping costs, a substantial majority of Yuchai’s engines are sold to customers in southern and central eastern China. Yuchai currently exports a minor portion of its diesel engines to Vietnam, and Yuchai is exploring opportunities to export its diesel engines to other developing countries.

     Yuchai’s sales are concentrated among Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 54.0% and 45.0% of Yuchai’s total net sales 2001 and 2002, respectively. Dongfeng is also a major competitor of Yuchai. See “— Competition”.

     Yuchai has been continuing its sales efforts to retailers and end-users of diesel engines. Yuchai seeks to convince end-users of gas engine trucks to replace their gas engines with Yuchai diesel engines by advertising the advantages of diesel engines. Such sales of replacement engines are generally made through customer service centers at a retail price, which is higher than the sales price to truck manufacturers.

     Prior to delivery, customer orders with Yuchai are subject to cancellation by either Yuchai or the customers under the terms of the sales contracts. As part of the continuing efforts to control the level of its trade accounts receivable, Yuchai does not expect to fill all contracted customer orders. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. Yuchai had net trade accounts receivable of Rmb 773.8 million as of December 31, 2001, representing 39.5% of Yuchai’s total current assets at the same date. As of December 31, 2002, Yuchai had net trade accounts receivable of Rmb 1,003.1 million, representing 38.2% of Yuchai’s total current assets as of the same date.

  Customer Service

     Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of over 450 authorized service stations that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at each of these service stations. In addition, Yuchai also owns and operates over 30 repair training centers.

     Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and requires these service stations to provide on-site assistance at the customer’s place of business within 24 to 48 hours, depending on the customer’s location.

     Yuchai provides a repair and replacement warranty for all of its engines. Prior to 1993, Yuchai’s warranty was for 12 months or 30,000 kilometers. In September 1993, Yuchai extended its warranty to 18 months or 50,000 kilometers and, in September 1994, Yuchai further extended its warranty from a period of 12 months or 120,000 kilometers to a warranty period of 18 months or 180,000 kilometers, whichever is lower. For the years ended 2000, 2001 and 2002, warranty costs represented approximately 2.0%, 3.3% and 3.5% of net sales, respectively.

Manufacturing

     Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 960,900 square meters, including the existing production factory for the 6105QC medium-duty engines, the existing production factory for the 6108 medium-duty engine (the “6108 Engine Factory”), the 6112 Engine Factory and various testing and supporting facilities. In 2002, the annual production capacity of Yuchai’s manufacturing facilities was approximately 140,000 units of medium-duty diesel engines and 60,000 units of heavy-duty and light-duty diesel engines. Yuchai operated at less than full capacity in 2002.

     Yuchai’s production process involves the manufacture of key components and the assembly of the diesel engine from components and parts internally manufactured or purchased from third parties. Yuchai manufactures a substantial portion of the key components of its diesel engines, including the engine block, cylinder heads, crankshaft and camshaft. Yuchai cast and molded approximately 151,000 engine blocks in 2002, satisfying approximately 90% of its engine block needs in 2002. When necessary, Yuchai is able to purchase additional engine blocks from a domestic foundry under an existing requirement contract. Yuchai/ASIMCO Components Company Limited (“Yuchai/ASIMCO”) is one of Yuchai’s principal suppliers of fuel injection pumps through two of its related companies. Yuchai purchases the remaining parts and components for its 6105 engines as well as raw materials, principally steel and cast iron, from domestic suppliers. Yuchai does not believe that it is dependent on any one supplier as it generally purchases supplies from at least two sources (except with respect to engine blocks where Yuchai currently has a purchase arrangement only with the domestic foundry referred to above). In addition, the prices of raw materials are not volatile. Yuchai manufactures internally the same key components for its 6108 engine as it does for the 6105 engine and purchases the remaining parts and components for its 6108 engine from domestic suppliers. The main parts for the 6112 heavy-duty engine, which are the engine blocks, cylinder heads, crankshaft and fuel pumps, are imported from foreign suppliers and the other parts are purchased from domestic suppliers.

     To ensure that its standards and specifications are met, Yuchai conducts routine checks at each stage of the production process, tests each diesel engine prior to delivery to the customer, and inspects all raw materials, parts and components purchased from suppliers to ensure that they meet Yuchai’s requirements. To ensure the safety of its workers, Yuchai has established a safety department to supervise the proper use of equipment, prevent fire and explosions and promote safe practices and procedures in the workplace.

     Yuchai/ASIMCO is a joint venture between Yuchai and a subsidiary of Asian Strategic Investments Corporation (“ASIMCO”) that invests in factories in China that produce parts and components for diesel engines. ASIMCO is a joint venture among The Pacific Alliance Group Limited, Dean Witter Capital Corporation and TCW Capital Investment Corporation. As of December 31, 2002, Yuchai had contributed Rmb 5.7 million to the joint venture and owned a 4.73% interest in the common stock of the joint venture.

     During 2000, at the State Holding Company’s initiative, Yuchai established two new companies involved in the manufacture and sale of spare parts and components for diesel engines in China. Yuchai contributed a total of Rmb 105 million in assets to the companies and received equity interests of 71.8% and 97.0%, respectively, in the two companies. During 2002, Yuchai increased its equity interest in Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited, the subsidiary involved in the manufacture of spare parts, from 97% to 97.1% by an additional contribution of Rmb 4.3 million. The State Holding Company owns the remaining equity interests in the companies. Yuchai established these new companies to ensure access to a consistent and quality supply of spare parts and components for its diesel engines and to improve the quality of its customer service by maintaining a regular supply of these spare parts. The establishment of these companies by Yuchai was initially not made with the requisite corporate approvals, but was subsequently ratified by the Board of Directors of Yuchai in October 2001.

Seasonality

     Yuchai’s business generally is not seasonal. However, Yuchai’s results of operations in the first quarter of each year are affected by the Chinese New Year holiday period in January or February during which Yuchai’s factories are closed for approximately two weeks. The operations of Yuchai’s customers are also closed during the holiday period. As a result, production and sales in the first quarter of a year generally have been lower than in other quarters, after adjusting for increases in production capacity.

Trademarks

     Yuchai owns and maintains Chinese trademark registrations of its principal trademarks. Yuchai believes that its logo is well recognized as a quality brand in China. As Yuchai currently sells most of its products in the domestic market, registration of its principal trademarks is not maintained in countries outside China. Yuchai has not been involved in any material claim or dispute in relation to trademarks or other intellectual property rights and, to the best of Yuchai’s knowledge, no such claim or dispute is pending or threatened.

Competition

     The diesel engine industry in China is highly competitive. Yuchai believes, based on internal studies, that competition is based primarily on performance, quality, price and after-sale service, and secondarily on noise, size and weight. Yuchai believes that its engines have a strong reputation among truck manufacturers and consumers for leading performance and reliability. In addition, Yuchai believes that its after-sale service to end-users of Yuchai engines, conducted through a nationwide network of over 450 authorized service stations and 30 Yuchai-owned repair training centers, gives Yuchai a competitive advantage over other diesel engine producers.

     Most of Yuchai’s major domestic competitors are state-owned enterprises. Dongfeng, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls Yuchai’s other major customers, accounting in the aggregate for approximately 45.0% of Yuchai’s total net sales in 2002. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai believes several of its major competitors, as Yuchai itself, have substantial unused production capacity. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.

     In the medium-duty diesel engine market, Yuchai’s 6105 and 6108 engines compete primarily against the 6110 engines produced by a number of Yuchai’s competitors. Initially, the introduction of the 6110 engine in 1995 had put considerable pressure on Yuchai’s competitiveness in the medium-duty diesel market because it offered greater horsepower than Yuchai’s 6105 engine. However, the commercial introduction of the 6108 engine in 1997 by Yuchai, which offers substantially the same horsepower as the 6110 engine, has allowed Yuchai to compete effectively in the medium-duty diesel engine market. In competing with the 6110 engine, Yuchai focuses on the quality and price of, and the after-sales service on, the 6108 engine. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for its medium-duty diesel engines.

     In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive, and customer acceptance of the 6112 engine’s pricing structure requires considerable marketing efforts by Yuchai. As a result, the Company lowered its expectations for future sales volume and profitability of the 6112 engine. In 2002, the sales volume of the 6112 engine was 15,371 units, which was in line with the Company’s expectations. However, there can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.

     Yuchai also faces intense competition in the light-duty diesel engine market. In this market, Yuchai competes primarily against Wuxi Diesel Engine Factory First Auto Group and Dalian Diesel Engine Factory First Auto Group (collectively, the “First Auto Group”). As Yuchai is a late entrant into the light-duty diesel engine market relative to the First Auto Group, it will be difficult for Yuchai to become a major market leader in the short-term.

     As the Chinese automotive industry develops, Yuchai will have to continuously improve its existing engine products and develop new diesel engine products in order to remain competitive. Consequently, Yuchai’s long-term business prospects will largely depend upon its ability to develop and introduce new or improved products at competitive prices. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess. Currently, Yuchai is heavily dependent on foreign engine design consulting firms and foreign engine manufacturers for technological assistance in improving its products and developing new products, and expects such dependency to continue. The introduction of new diesel engine products will also require significant capital expenditures, such as purchases of foreign manufacturing equipment and technologies. In addition, Yuchai’s competitors in the diesel engine markets may be able to introduce new or improved models that are more favorably received by customers than Yuchai’s products. Competition in the end-use markets, mainly the truck market, may also lead to technological improvement and advances that render Yuchai’s current products obsolete at an earlier than expected date, in which case Yuchai may have to depreciate or impair its production equipment more rapidly than planned. Failure to introduce, or delays in the introduction of, new or improved products at competitive prices could have a material adverse effect on the business and prospects of Yuchai.

     The admission of China into the World Trade Organization (the “WTO”), which regulates trading among its member states, could lead to increased foreign competition for Yuchai. As a result of China becoming a member of the WTO, import restrictions on both motor vehicle components, including diesel engines, and motor vehicles are expected be reduced. China is also required to lower its import tariffs as a condition for membership in the WTO. Reduced import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and, therefore, to increased competition in the domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-use markets of Yuchai’s customers and indirectly affect Yuchai’s sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. Yuchai has been in discussions with potential foreign diesel engine manufacturers on a possible strategic joint venture to develop and manufacture new diesel engines.

Organizational Structure

     The following chart illustrates the organizational structure of the Company and Yuchai, and is based on information generally known to Company or otherwise disclosed in filings made with the Securities and Exchange Commission (“S.E.C.”) (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”).

Regulatory and Related Matters

Governance, Operation and Dissolution of Yuchai

     Governance, operation and dissolution of Yuchai are governed by laws and regulations of China relating to both joint stock limited liability companies and Sino-foreign joint venture companies, as well as by Yuchai’s Articles of Association.

     Yuchai is subject to the Sino-Foreign Equity Joint Venture Enterprise Labor Management Regulations. Under these regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and employee discipline.

     Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to certain statutory reserves in an amount equal to at least 15% of net income for the year determined in accordance with generally accepted accounting principles in China (“PRC GAAP”).

     Pursuant to Chinese law and Yuchai’s Articles of Association, Yuchai may be dissolved upon the occurrence of certain events, including force majeure, severe losses, lack of supply of necessary materials or other events that render Yuchai unable to continue its operations. Upon dissolution, Yuchai will form a liquidation committee. Final dissolution is subject to government review and approval.

     Allegations of irregularities have recently been raised regarding the status of the Company’s ownership of and rights of control over Yuchai. The Company believes that such allegations are based on an inaccurate understanding of the structure of the Company’s ownership of and rights of control over Yuchai. The Company further believes that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and the Company is taking steps to communicate to the relevant Chinese government agencies the reasons for its belief in respect thereof. See “Item 8. Financial Statements — Legal Proceedings.”

Property, Plants and Equipment

     Yuchai’s headquarters is located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 1.5 million square meters of land, which is currently used primarily for the production of diesel engines and employee housing. The principal production land area for the manufacture of diesel engines currently occupies approximately 960,900 square meters, including a building for the current 6105QC manufacturing facilities and recently completed facilities occupying approximately 620,000 square meters that comprise the 6108 Engine Factory, the 6112 Engine Factory, administrative offices and technical operations space. In addition, Yuchai leases a sales office and an office for supplies near its headquarters and 28 other regional sales offices.

Environmental Matters

     China adopted its Environmental Protection Law in 1989, and the State Council and the State Environmental Protection Agency promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained in this Annual Report. The consolidated financial statements of the Company are prepared in conformity with US GAAP. The Company consolidates Yuchai into its financial statements.

     The Company’s sole operating asset is its 76.4% ownership interest in Yuchai. As a result, the Company’s financial condition and results of operations depend entirely upon Yuchai’s financial condition and results of operations. The Company acquired its initial 51.3% interest in Yuchai effective April 1, 1993, increased its interest to 71.4% in November 1994 through the China Everbright Purchase and then to 76.4% in December 1994 by purchasing additional Yuchai Shares with the net proceeds of its initial public offering. The Company’s historical results of operations differ from those of Yuchai, primarily as a result of amortization of goodwill prior to 2002 which arose in connection with the three acquisitions, additional operating expenses and the minority interest of other Yuchai shareholders in Yuchai’s income.

Operating Results

  Overview

     The various austerity measures taken by the Chinese government in recent years to regulate economic growth and control inflation significantly weakened demand for trucks in China. In particular, austerity measures that restricted access to credit and slowed the rate of fixed investment (including infrastructure development) adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition in the diesel engine market, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including the Company. However, the Chinese government announced in 1998 a major initiative to boost consumer demand through investments in infrastructure projects, including the construction of highways and tollways, and also through increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines has been increasing annually since 1999.

     Due to the increased demand for commercial vehicles in China during 2002, the Company’s net sales in 2002 increased by 97.0% to Rmb 3,513 million compared to Rmb 1,783 million in 2001. This increase was primarily a result of increased unit sales of diesel engines achieved through the Company’s aggressive marketing program and an increase in the average selling price per unit. The Company had income before minority interests of Rmb 542.2 million in 2002 compared to income before minority interests of Rmb 332.8 million in 2001. The increase in income before minority interests was primarily due to increase in sales volume. Sales of the 6108 and the 6112 medium-duty and heavy-duty engines accounted for 45.6% and 21.5%, respectively, of the Company’s net sales in 2002.

     In 2002, the Company continued its efforts to control production costs and operating expenses. However, a large portion of the Company’s costs and expenses relate to fixed costs incurred in connection with the production of its diesel engines, which may limit the Company’s ability to significantly reduce its costs and expenses. The Company’s cost of goods sold mainly includes cost of materials consumed, factory overhead, direct labor and depreciation. The Company analyzes its cost of goods sold based on its cost of manufacturing for each period. Cost of manufacturing for each period equals cost of goods sold for the period plus or minus the change in period end finished goods inventory. In 2002, cost of materials consumed accounted for approximately 77.2% of the cost of manufacturing. The Company’s selling, general and administrative (“SG&A”) expenses include advertising expenses, provision for doubtful accounts, salaries and wages, sales commission expenses and a large number of smaller expenses.

     The Company had effective income tax rates of 16.7%, (23.7%) and 13.3% in 2000, 2001 and 2002, respectively. Yuchai was subject to PRC income tax at a rate of 24% of its income determined in accordance with PRC GAAP in 1993 prior to the restructuring. After becoming a Sino-foreign joint stock company, it was exempt from PRC income tax in 1994 and 1995. Under current laws, Yuchai is subject to PRC income tax at a rate of 7.5% for each of the three years from 1996 to 1998 and a rate of 10% for each of the three years from 1999 to 2001. Since January 1, 2002, Yuchai is subject to tax at a rate of 15% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law. In addition to the PRC income tax, Yuchai has been subject to value-added taxes on its sales since January 1, 1994. Dividends received by the Company from Yuchai can be remitted from China without any PRC taxation under current Chinese law. See “Item 10. Additional Information — Taxation — People’s Republic of China Taxation”.

     The Company commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines during the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, the Company was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive, and customer acceptance of the 6112 engine’s pricing structure requires considerable marketing efforts by the Company. Despite the high costs incurred in the production of the 6112 engine, with more emphasis on promotion and better customer acceptance, the Company currently has no plans to reduce the price of the 6112 engine. With increasing customer acceptance of the 6112 engine in late 2001 and 2002, the Company expects future sales volume and profitability of the 6112 engine to increase. The sales volume of the 6112 engine has improved significantly, however, there can be no assurance that the Company will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.

     The Company’s future financial condition and results of operations could be adversely affected as a result of China becoming a member of the WTO. See “Item 3. Key Information — Risk Factors”. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. However, the Company believes that foreign competition as a result of China becoming a member of the WTO is not a major competitive concern because, among other reasons, (i) foreign diesel engines are not generally price competitive, (ii) foreign producers do not have the sales and distribution network or service and parts center infrastructure of Chinese producers and (iii) while China’s import tariffs on motor vehicle components may be lowered, China has indicated that it does not intend to eliminate such tariffs.

     The recent SARS epidemic in China will likely have an adverse impact on the sale of engines in 2003. The Company cannot predict at this time the effect this outbreak of a new and highly-contagious form of atypical pneumonia could have on the Chinese economy and the Company. The SARS outbreak could significantly disrupt Yuchai’s ability to adequately staff its business and may generally disrupt operations. Furthermore, this outbreak could severely restrict the level of economic activity in affected areas, which may in turn affect Yuchai’s business and prospects.

     The following table sets forth the percentages of net sales of certain income and expense items of Yuchai for the last three fiscal years ended December 31, 2000, 2001 and 2002, respectively:

	Percentage of Net Sales

	Year Ended December 31,

	2000	2001	2002

Net sales	100.0%	100.0%	100%
Cost of goods sold	67.9	66.4	67.5
Gross profit	32.1	33.6	32.5
Research and development costs	3.5	2.5	2.2
Selling, general and administrative expenses	21.1	13.6	12.1
Amortization of goodwill	1.2	0.9	—
Operating income	6.4	16.5	18.2
Interest expense	2.0	1.7	0.7
Other (income), net	(0.1)	(0.2)	(0.3)
Income before income taxes and minority interests	4.5	15.0	17.8
Income tax expense (benefits)	0.7	(3.6)	2.4
Income before minority interests	3.8	18.6	15.4
Minority interests in income of consolidated subsidiaries	1.2	4.6	3.7

Net income	2.6%	14.0%	11.7%

Critical Accounting Policies

     The preparation of financial statements requires the Company’s management to make decisions based upon estimates, assumptions and factors that it considers relevant to the circumstances. The Company believes that of its principal accounting policies, as set forth in Note 3 to the Consolidated Financial Statements, the following involve a higher degree of judgment and estimation.

Accounts Receivable

     The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate or if other conditions arose, resulting in an impairment of their ability or intention to make payments, additional allowances may be required. The allowance for doubtful accounts is estimated based on the age of the receivable and management’s assessment of each customer. The actual level of bad debts, however, may differ materially from the allowances for doubtful accounts stated in the balance sheet.

Inventory

     The Company’s inventories are valued at lower of cost or net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the inventories. Net realizable value is estimated based on the age and market condition of inventories. However, depending on actual market condition, future product enhancement and development, the actual net realizable value may differ materially from the amounts stated in the balance sheet.

Warranty

     The Company provides for a warranty period on various products during which the Company provides free repair and replacement. Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims. The Company actively studies trends of warranty claims and takes action to improve vehicle quality and minimize warranty claims. The Company believes that the warranty reserve is appropriate. However, actual claims incurred could differ from the original estimates.

Deferred Tax Assets

     The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to forecasted taxable income in future years in which those temporary differences are expected to be recovered or settled. The Company believes that the forecasted taxable income in future years are appropriate. However, forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material revisions to the valuation allowance for deferred tax assets.

Long-Lived Assets

     The Company reviews the carrying amount of its long-lived assets, including goodwill and other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying amount of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company believes that the estimates of future cash flows and fair value are reasonable. However, changes in estimates of such cash flows and fair value could affect the evaluations.

Goodwill

     Goodwill and indefinite lived intangible assets are not subject to amortization, however they are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

  2002 Compared to 2001

     Net sales increased by 97.0% to Rmb 3,513.0 million (US$424.4 million) in 2002 compared to Rmb 1,783.3 million in 2001. The increase in net sales was primarily due to higher sales volume due to more aggressive marketing programs. Unit sales of diesel engines increased by 75.7% to 130,384 units in 2002 from 74,214 units in 2001.

     Cost of goods sold increased by 100.4% to Rmb 2,371.1 million (US$286.5 million) in 2002 from Rmb 1,183.4 million in 2001, and increased as a percentage of net sales to 67.5% in 2002 from 66.4% in 2001. Cost of manufacturing increased by 88.9% to Rmb 2,549.1 million (US$307.9 million) in 2002 from Rmb 1,349.4 million in 2001, while cost of manufacturing as a percentage of net sales decreased to 72.6% from 75.7% in 2001. This percentage increase was primarily attributable to the higher number of 6112 heavy-duty engines sold. The 6112 heavy-duty engines have a higher cost of manufacturing as their components include imported parts that are relatively more expensive. Cost of materials consumed in costs of manufacturing increased by 88.4% to Rmb 1,969.1 million (US$237.9 million) in 2002 from Rmb 1,045.4 million in 2001, while cost of materials consumed as a percentage of net sales decreased to 56.1% in 2002 from 58.6% in 2001. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing increased by 180.3% to Rmb 312.3 million (US$37.7 million) in 2002 from Rmb 111.4 million in 2001, while factory overhead as a percentage of net sales increased to 8.9% in 2002 from 6.3% in 2001. Depreciation included in cost of manufacturing increased to Rmb 92.3 million (US$11.2 million) from Rmb 91.6 million in 2001. Depreciation as a percentage of net sales decreased to 2.6% in 2002 from 5.1% in 2001.

     Gross profit increased by 90.4% to Rmb 1,142.0 million (US$137.9 million) in 2002 from Rmb 599.9 million in 2001. Gross profit margin (gross profit divided by net sales) decreased to 32.5% in 2002 compared to 33.6% in 2001, reflecting a shift in the sales mix. In 2002, the Company sold more 6112 engines and 4-Series engines, where the margin is lower.

     SG&A expenses (excluding research and development) increased by 75.2% to Rmb 426.1 million (US$51.5 million) in 2002 from Rmb 243.2 million in 2001 and decreased as a percentage of net sales from 13.6% in 2001 to 12.1% in 2002. This increase in SG&A was primarily due to the increase in sales. Research and development expenses increased to Rmb 75.5 million (US$9.1 million) in 2002 from Rmb 44.7 million in 2001. Such increased expenses were primarily due to the development of the 6113 engine and Euro 2 compliance. Advertising expenses included in SG&A increased by 79.2% to Rmb 31.9 million (US$3.9 million) in 2002 from Rmb 17.8 million in 2001. Advertising expenses as a percentage of net sales decreased to 0.9% in 2002 from 1.0% in 2001. Sales commission expenses included in SG&A expenses increased by 40.5% to Rmb 17.7 million (US$2.1 million) in 2002 from Rmb 12.6 million in 2001. Sales commission expenses as a percentage of net sales decreased to 0.5% in 2002 from 0.7% in 2001. The decreases in advertising and sales commission expenses reflected primarily lower costs incurred for the promotion of the 6112 and 4-Series engines in 2001. Salaries and wages as a percentage of net sales increased to 2.6% in 2002 compared to 2.2% in 2001, due primarily to an increase in production. Amortization of goodwill was nil in 2002 and Rmb 16.9 million in 2001.

     As a result of the foregoing, profits from operations increased to Rmb 640.3 million (US$77.4 million) in 2002 compared to Rmb 295.1 million in 2001.

     Interest expenses decreased by 15.6% to Rmb 25.1 million (US$3.0 million) in 2002 from Rmb 29.8 million in 2001, primarily due to the decrease in interest rate during the year.

     Income before income taxes and minority interests in 2002 was Rmb 625.5 million (US$75.7 million), as compared to Rmb 269.2 million in 2001. Income tax expenses in 2002 was Rmb 83.2 million (US$10.1 million) compared to income tax credit of Rmb 63.6 million in 2001. The income tax credit in 2001 was primarily due to the release of valuation allowance against deferred tax assets. The Company believes that, having considered the expected future taxable profits of Yuchai, it is more likely than not that the deferred tax assets will be recoverable. See “— Critical Accounting Policies”. Yuchai was subject to PRC income tax at a rate of 10% in 2000 and 2001, and 15% in 2002.

     As a result of the foregoing factors, the Company had income before minority interests of Rmb 542.2 million (US$65.5 million) in 2002 compared to Rmb 332.8 million in 2001, and net income of Rmb 412.4 million (US$49.8 million) in 2002 compared to Rmb 250.4 million in 2001.

     In light of the market conditions for diesel engines currently prevailing in China, the Company has continued to implement measures to control production costs and operating expenses. The Company has also continued to implement measures to monitor its customers’ receivable balances and to control credit risks. There can be no assurance that such measures will be sufficient to improve the Company’s financial condition and results of operations. See “Cautionary Statements with respect to Forward-Looking Statements”.

   2001 Compared to 2000

     Net sales increased by 26.1% to Rmb 1,783.3 million (US$215.5 million) in 2001 compared to Rmb 1,414.5 million in 2000. The increase in net sales was primarily due to higher sales to the Dongfeng Group. Unit sales of diesel engines increased by 27.5% to 74,214 units in 2001 from 58,071 units in 2000. This increase was principally a result of increased sales of the 6108 and the 6112 engines.

     The cost of goods sold increased by 23.3% to Rmb 1,183.4 million (US$143.0 million) in 2001 from Rmb 960.1 million in 2000 and decreased as a percentage of net sales to 66.4% in 2001 from 67.9% in 2000. The cost of manufacturing increased by 35.1% to Rmb 1,349.4 million (US$163.0 million) in

2001 from Rmb 998.5 million in 2000, while the cost of manufacturing, as a percentage of net sales, increased to 75.7% in 2001 from 70.6% in 2000. This percentage increase was primarily attributable to the higher number of 6112 heavy-duty engines sold. The 6112 heavy-duty engines have a higher cost of manufacturing as their components include imported parts that are relatively more expensive. The cost of materials consumed in the costs of manufacturing increased by 48.8% to Rmb 1,045.4 million (US$126.3 million) in 2001 from Rmb 702.7 million in 2000, while the cost of materials consumed as a percentage of net sales increased to 58.6% in 2001 from 49.7% in 2000. Factory overhead (which does not include depreciation and salaries) included in the cost of manufacturing increased by 41.9% to Rmb 111.4 million (US$13.5 million) in 2001 from Rmb 78.5 million in 2000, while factory overhead as a percentage of net sales increased to 6.3 % in 2001 from 5.5% in 2000. Depreciation included in the cost of manufacturing decreased to Rmb 91,612 million (US$11,069 million) in 2001 from Rmb 101.3 million in 2000. Depreciation as a percentage of net sales decreased to 5.1 % in 2001 from 7.2% in 2000.

     Gross profit increased by 32.0% to Rmb 599.9 million (US$72.5 million) in 2001 from Rmb 454.4 million in 2000. Our gross profit margin (gross profit divided by net sales) increased to 33.6% in 2001 compared to 32.1% in 2000, reflecting primarily the higher profit margin of the 6108 and 6105 medium-duty engines, which stood at 41.0% and 51.0%, respectively.

     SG&A expenses decreased by 18.5% to Rmb 243.2 million (US$29.4 million) in 2001 from Rmb 298.4 million in 2000 and decreased as a percentage of net sales from 21.1% in 2000 to 13.6% in 2001. This percentage decrease was primarily due to the write-back of bad debt provisions relating to the accounts of the Dongfeng Group. The write-back was principally a result of an improvement in the Dongfeng Group’s repayment history during 2001. See “ — Critical Accounting Policies”. Research and development expenses decreased to Rmb 44.7 million (US$5.4 million) in 2001 from Rmb 49.0 million in 2000. Such decreased expenses were primarily due to lower spending on the development of the 6112 heavy-duty engine and the 4-Series engines in 2001. Advertising expenses included in SG&A decreased by 20.2% to Rmb 17.8 million (US$2.2 million) in 2001 from Rmb 22.4 million in 2000. Advertising expenses, as a percentage of net sales, decreased to 1.0% in 2001 from 1.6% in 2000. Sales commission expenses (excluding advertising expenses) included in SG&A expenses decreased by 30.4% to Rmb 12.6 million (US$1.5 million) in 2001 from Rmb 18.1 million in 2000. Sales commission expenses, as a percentage of net sales, decreased to 0.7% in 2001 from 1.3% in 2000. The decreases in advertising and sales commission expenses reflected primarily, lower costs incurred for the promotion of the 6112 and 4-Series engines in 2001. In 2000 and 2001, the Company provided an additional allowance of Rmb 29.3 million and wrote back an allowance of Rmb 36.6 million (US$4.4 million), respectively, for trade accounts receivable, principally relating to the Dongfeng Group. Such allowances were included as part of SG&A expenses. Salaries and wages, as a percentage of net sales, decreased to 2.2% in 2001 compared to 2.5% in 2000, due primarily to a decrease in the number of employees. Amortization of goodwill was Rmb 16.9 million (US$2.0 million) in 2001 and Rmb 16.9 million in 2000.

     As a result of the foregoing, operating income increased to Rmb 295.1 million (US$35.7 million) in 2001 compared to Rmb 90.2 million in 2000

     Interest expenses increased by 6.8% to Rmb 29.8 million (US$3.6 million) in 2001 from Rmb 27.9 million in 2000, primarily due to the funding of higher capital requirements arising from higher sales during the year.

     Income before income taxes and minority interests in 2001 were Rmb 269.2 million (US$32.5 million), as compared to Rmb 64.0 million in 2000. Income tax credit in 2001 was Rmb 63.6 million (US$7.7 million) compared to income tax expenses of Rmb 10.7 million in 2000. Income tax credit in 2001 was primarily due to the release of valuation allowance against deferred tax assets. Yuchai was subject to PRC income tax at a rate of 10% from 1999 through 2001.

     As a result of the foregoing factors, the Company had income before minority interests of Rmb 332.8 million (US$40.2 million) in 2001 compared to Rmb 53.3 million in 2000 and net income of Rmb 250.4 million (US$30.3 million) in 2001 compared to Rmb 37.1 million in 2000.

Inflation

     The general annual inflation rate in China was approximately 0.4%, 0.1% and (0.1)% in 2000, 2001 and 2002, respectively. The Company’s results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs.

Foreign Currency Fluctuations

     The Company is exposed to foreign currency risk as a result of having to obtain certain key components used in the manufacturing of the 6112 engines from overseas suppliers. As of December 31, 2002, the Company did not have any loans denominated in a foreign currency. See “Item 3. Key Information — Risk Factors”.

Liquidity and Capital Resources

     The Company’s primary sources of cash are funds from operations generated by Yuchai and debt financing incurred by Yuchai. The Company’s operations provided cash in 2001 and 2002. In 2002, the Company’s primary cash requirements were for working capital to finance accounts receivable, inventories and capital expenditures to complete the expansion of production capacity. The Company believes that its working capital is sufficient for its requirements over the next year. Factors which may affect the Company’s ability to generate funds from operations include increased competition (including as a result of China’s admission to the WTO), fluctuations in customer demand for the Company’s products, the status of the Company’s investment in Yuchai under Chinese law, and the Company’s ability to collect and control its level of accounts receivable.

     If the Company is considered on a stand alone basis without taking into account the financial contribution of Yuchai to the Company by way of dividends, the Company would have approximately US$10.0 million in cash, which the Company considers would be sufficient to meet the Company’s operational requirements over the next year. Such requirements would likely be related to employee expenses and professional expenses incurred in the running of the Company as a holding company, including meeting its SEC disclosure and New York Stock Exchange (“NYSE”) listing obligations. The Company believes that if the Company is considered on a stand alone basis without its investment in Yuchai, the Company would find it difficult to raise new capital (either debt or equity) on its own.

     In 2002, the Company had positive net cash inflow from operating activities of Rmb 659.5 million, compared to positive net cash inflow from operating activities of Rmb 59.3 million in 2001. This increase in operating cash inflow was primarily due to an increase in sales and profit in 2002.

     The Company’s working capital as of December 31, 2002 was Rmb 1,340.8 million compared to Rmb 1,100.5 million as of December 31, 2001. The increase in working capital was primarily due to an increase in trade accounts receivable as a result of significant increase in sales in 2002, and an increase in inventories resulting from the Company’s expectation of higher sales in 2003. The Company’s total liabilities increased by 28.8% to Rmb 1,336.1 million from Rmb 1,037.3 million, primarily as a result of higher accounts payable due to higher volume of purchase of raw materials and components to meet expected higher sales in 2003. As of December 31, 2002, the Company had long-term debt, including current installments, totaling Rmb 180.0 million, of which Rmb 50.0 million will mature in 2004. The Company had short term debt totalling Rmb 135.0 million as of December 31, 2002.

     The Company’s capital expenditures were Rmb 174.9 million in 2002 and Rmb 43.0 million in 2001. As of December 31, 2002, the Company had authorized and contracted for capital expenditure for improvement to existing production facilities in the amount of Rmb 72.1 million. As the Company’s business continues to grow, it will also require additional funds for increased working capital requirements, including to finance increased accounts receivable. The Company expects to fund its capital expenditures and working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans incurred by Yuchai. Yuchai’s ability to obtain financing is limited by government regulation and a general shortage of debt and equity financing in China. Any additional capital contribution by the Company to Yuchai would require, among other things, the approval of the MOC, which has broad discretion with respect to such approval.

     As part of its business strategy, the Company seeks opportunities to invest through Yuchai in domestic manufacturers of diesel engine parts and components. The Company may also acquire indirectly through Yuchai interests in other related automotive businesses, including truck manufacturers. The Company may make such investments and acquisitions with funds provided by operations, future debt or equity financings or a combination thereof.

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2002:

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(in Rmb millions)
Long-Term Debt	180	130	50	—	—
Equipment	72	72	—	—	—
Purchase Obligations	386	289	97	—	—

Total	638	491	147	—	—

     The following table sets forth information on the Company’s other commercial commitments for the periods indicated as of December 31, 2002:

	Amount of Commitment
	Expiration Per Period

	Total
Other Commercial	Amounts	Less than
Commitments	Committed	1 Year	1-3 Years	4-5 Years	Over 5 years

	(in Rmb millions)
Line of Credit	1	1	—	—	—
Total	1	1	—	—	—

     As of December 31, 2002, the Company had no off-balance sheet financing arrangements and no outstanding OTC commodity contracts.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards (“SFAS”) No. 143

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is also required to record a corresponding asset, if any, that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company’s Consolidated Financial Statements.

SFAS No. 145

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4 were applied in 2002. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material effect on the Company’s Consolidated Financial Statements.

SFAS No. 146

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material effect on the Company’s Consolidated Financial Statements.

Interpretation No. 45

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued, including warranty obligation. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods that end after December 15, 2002. Other than product warranties, which are disclosed pursuant to the Interpretation, the Company has not issued any guarantees as at December 31, 2002, therefore, the application of Interpretation No. 45 was not expected to have a material effect on the Company’s Consolidated Financial Statements.

SFAS No. 148

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. The board of directors of the Company has not granted any stock options to the employees, therefore, the adoption of SFAS No. 148 is not expected to have a material effect on the Company’s Consolidated Financial Statements.

Interpretation No. 46

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company’s Financial Statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is currently assessing the effect that the application of this Interpretation will have on its Consolidated Financial Statements.

SFAS No. 149

     In April 2003, the FASB issued SFAS No. 149, “Accounting for Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133 (“Accounting for Derivative Instruments and Hedging Activities”). SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 will be applied prospectively. The Company is currently assessing the effect that the application of SFAS No. 149 will have on its Consolidated Financial Statements.

SFAS No. 150

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the effect that the application of SFAS No. 150 will have on its Consolidated Financial Statements.

Research and Development

     The Company has committed substantial resources to continually improve the technology of its products. The Company’s internal development effort focuses primarily on improving manufacturing processes and adapting foreign technology to the Chinese market. In addition, the Company plans to continue to acquire advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2002, the Company employed over 1,350 engineers, approximately 274 of whom were devoted to research and development, product enhancement and new designs. In 2000, 2001 and 2002, the Company spent approximately Rmb 49.0 million, Rmb 44.7 million and Rmb 75.5 million, respectively, on research and development. The Company has been able to control research and development expenses due to the relatively low salary levels of engineers in China.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management

     The Board of Directors of the Company consists of eleven members. Currently, there are seven members elected to and serving on the Company’s Board of Directors, with four vacancies. Pursuant to the Shareholders Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement”), HLC is entitled to designate six directors and Cathay is entitled to designate one director. Until October 2002, China Everbright was entitled to designate two directors; however, upon the sale of all of its shares in the Company held through Coomber in October 2002, China Everbright’s designation rights were terminated. In accordance with the Shareholders Agreement, the Chief Executive Officer of Yuchai is also a member of the Company’s Board of Directors. HLC has designated Messrs. Wrixon Gasteen, Gan Khai Choon, Gao Jia Lin, Kwek Leng Peck and Wong Hong Ren as its directors, and Cathay has designated Mr. Paul Wolansky as its director. China Everbright’s designee directors, Messrs. Yang Bin and Yang Yongsheng, resigned in connection with China Everbright’s sale of Coomber in October 2002.

     The directors and executive officers of the Company as of June 30, 2002 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer

Wrixon Frank GASTEEN(1)(2)(4)	President and Director	2002
GAO Jia Lin(1)(4)	Vice President and Director	1995
WANG Jianming(1)	Director	2001
Paul WOLANSKY(1)(2)(3)	Director	1997
WONG Hong Ren(1)(3)(4)	Director	1994
GAN Khai Choon(1)	Director	1995
KWEK Leng Peck(1)(2)(3)	Director	1994
Philip TING Sii Tien	Chief Financial Officer	1994
Ira Stuart OUTERBRIDGE III	Secretary	2001

(1)	Also a director of Yuchai.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Special Committee.

     Mr. Wrixon Frank Gasteen is the President of the Company and a Director of Yuchai. He is also a director of Xinfei-Electric and various building materials companies within the Hong Leong Group. Prior to joining the Hong Leong Group, Mr. Gasteen was the executive director of Quantum Explosives Pte. Ltd. Mr. Gasteen served as principal consultant to Kerrix Consulting from 1998 to 1999, managing director of The Brandnam Group from 1993 to 1998, business development manager of CSR Limited from 1992 to 1993 and divisional manager of CSR Humes Pty Limited from 1989 to 1992. Mr. Gasteen has managed businesses in manufacturing, building and construction materials, mining and service industries. Mr. Gasteen holds a bachelor of engineering (honors) degree from the University of Queensland and a master of business administration (with distinction) from the University of Geneva.

     Mr. Gao Jia Lin is the Vice-President and a Director of the Company and Deputy Chairman and a Director of Yuchai. He has a mechanical engineering degree from Qinghua University, and joined Hong Leong (China) Ltd. in 1982. He is currently the Group Business Development Manager of Yuchai.

     Mr. Wang Jianming is a Director of Yuchai. Mr. Wang was the Chairman and a Director of Yuchai from 1994 to 2000 and the Chief Executive Officer of Yuchai from 1993 to 2000. Mr. Wang was re-appointed a Director of the Company and the Chairman and Chief Executive Officer of Yuchai on October 29, 2001. At the annual general meeting of shareholders of the Company held on July 9, 2003, Mr. Wang was not reelected as Director of the Company. Mr. Wang is also the legal personal representative of Yuchai. Mr. Wang is a graduate of Shanghai Communications University. The Company has initiated various legal proceedings against Mr. Wang, including arbitration proceedings in Singapore for breach of his November 2001 Employment Agreement with the Company, breach of his fiduciary duties and fraud arising from his repeated failure to comply with the instructions of the Company’s Board of Directors. Notice of termination of his employment as Chief Executive Officer of Yuchai was given to Mr. Wang by the Company on May 19, 2003, effective July 18, 2003, pursuant to the terms of his Employment Agreement with the Company. Mr. Wang has disputed the effectiveness of such notice (see “— Compensation — Yuchai” below and “Item 8. Financial Information—Legal Proceedings”).

     Mr. Paul Wolansky is a Director of both the Company and Yuchai. He is currently a managing director of New China Management Corporation. He holds a bachelor’s degree from Amherst College, a law degree from Harvard Law School and is a member of the New York State Bar.

     Mr. Wong Hong Ren has been a Director of the Company since 1994. He has also been a Director of Yuchai since 1993. Since 1988, he has served as Group Investment Manager of Hong Leong Management Services Pte. Ltd. in Singapore. Prior to his joining the Hong Leong Group in January 1988, Mr. Wong was Director and General Manager (Investment and Property) of Haw Par Brothers International Ltd. and Director of Investment with Royal Trust Asset Management Pte. Ltd. and First Capital Corporation Ltd., where he was actively involved in management of the companies’ funds in international equities.

     Mr. Gan Khai Choon is a Director of both the Company and Yuchai. He is currently the managing director of Hong Leong International (Hong Kong) Limited. He holds a bachelor’s degree (economics honours) from the University of Malaya.

     Mr. Kwek Leng Peck is a Director of both the Company and Yuchai. Mr. Kwek is a member of the Kwek family, which controls the Hong Leong Group. Mr. Kwek serves as Executive Director of the Hong Leong Group, and has over 20 years of experience in trading, manufacturing, property development, hotel operations, corporate finance and management. Mr. Kwek holds directorships on the boards of several Hong Leong Group companies, including HLA, City Developments Limited, HLC, Hong Leong Finance Limited, Hong Leong Foundation, Hong Leong Holdings Ltd. and CDL Hotels International Limited.

     Mr. Philip Ting Sii Tien has been the Chief Financial Officer of the Company since 1994. He was appointed Chief Financial Officer of HLA in 1994. In 1997, he became the Chief Financial Officer for Hong Leong (China) Ltd. Prior to joining HLA, from 1993 to 1994, Mr. Ting served as Regional Controller of Quantum Asia Pacific, Singapore, a leading disk drive manufacturer. Mr. Ting served as Regional Controller of Black & Decker Asia Pacific Pte. Ltd. (Singapore) from 1990 to 1993 and as Controller of Deutsche Bank (Singapore) from 1987 to 1989. Mr. Ting is an Associate Member of the Institute of Chartered Accountants in England and Wales.

     Mr. Ira Stuart Outerbridge III is the Secretary of the Company. Mr. Outerbridge is a graduate of the University of North Carolina at Chapel Hill and is a fellow of the Institute of Chartered Secretaries and Administrators. He joined Codan Services Limited as a Corporate Manager in February 1996.

Audit Committee

     The members of the Audit Committee are Messrs. Kwek Leng Peck, Paul Wolansky and Wrixon Gasteen. The Audit Committee oversees the actions of the Company’s independent public accountants and reviews the Company’s internal accounting procedures.

Compensation Committee

     The members of the Compensation Committee are Messrs. Kwek Leng Peck, Paul Wolansky and Wong Hong Ren. The Compensation Committee administers the Company’s Stock Option Plan. See “— Stock Option Plan” for further details.

Special Committee

     The members of the Special Committee are Messrs. Wrixon Gasteen, Wong Hon Ren and Gao Jia Lin. The Special Committee was established in response to the difficulties which the Company has faced with respect to its investment at Yuchai, and is not a permanent committee of the Company’s Board of Directors. The Special Committee is authorized to investigate, consider and cause the Company to undertake steps, including legal action if necessary, to attempt to remedy these difficulties, as described under “Item 8. Financial Proceedings — Legal Proceedings”.

Directors and Executive Officers of Yuchai

     The Board of Directors of Yuchai consists of thirteen members. Currently, there are ten members elected to and serving on Yuchai’s Board of Directors, with three vacancies. Yuchai’s Articles of Association entitle the Company (as the indirect holder of the Foreign Shares) to designate nine directors and entitle the Chinese shareholders to designate four directors. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions”, and by virtue of the Special Share, HLC is entitled to designate six of the nine Yuchai directors designated by the Company, and Cathay is entitled to designate one such director. Until October 2002, China Everbright was entitled to designate the other two directors; however, upon the sale of all of its shares in the Company in October 2002, China Everbright’s designation rights were terminated. HLC has designated Messrs. Gan Khai Choon, Gao Jia Lin, Kwek Leng Peck, Wong Hong Ren and Wrixon Gasteen as its directors, and Cathay has designated Mr. Paul Wolansky as its director. China Everbright’s designee directors, Messrs. Yang Bin and Yang Yongsheng, resigned in connection with China Everbright’s sale of Coomber to Goldman in October 2002. Pursuant to the Shareholders Agreement and the By-laws of the Company, the Yuchai directors designated by the Company will vote as a block in accordance with the vote of the majority of such directors.

     The directors and executive officers of Yuchai as of June 30, 2002 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer

WANG Jianming(1)	Chairman of the Board of Directors	1993
GAO Jia Lin(1)	Deputy Chairman of the Board of Directors	1995
GAN Khai Choon(1)	Director	1995
KWEK Leng Peck(1)	Director	1993
Paul WOLANSKY(1)	Director	1997
WANG Li	Director	1993
Wrixon Frank GASTEEN(1)	Director	2001

		Year First Elected or
		Appointed Director
Name	Position	or Officer

WONG Hong Ren(1)	Director	1993
LI Tiansheng	General Manager and Director	2001
ZENG Shiqiang	Director	1998
LIANG Weijian	Deputy General Manager	1992
YANG Jianjun	Deputy General Manager	1997
YANG Weizhong	Chief Accountant	1992
SHEN Jie	Chief Engineer	2002
HOH Weng Ming	Financial Controller	2002

(1)	Also a Director of the Company.

     For information about Messrs. Wang Jianming, Gan Khai Choon, Gao Jia Lin, Kwek Leng Peck, Paul Wolansky, Wrixon Frank Gasteen and Wong Hong Ren, see “— Directors and Executive Officers of the Company”. For additional information regarding Mr. Wang Jianming’s current employment status with the Company, see “— Compensation — Yuchai” and “Item 8. Financial Information — Legal Proceedings”.

     Mr. Li Tiansheng is a Director and Deputy General Manager of Yuchai. He previously served as the principal coordinator for liaison with Chinese government agencies, banks and tax department.

     Ms. Wang Li is a Director of Yuchai. She has held positions as the Executive Director of China’s Stock Exchange Executive Council (“SEEC”), the Managing Director of SEEC Holdings Limited (“SEEC Holdings”), Executive Vice President of China’s CITIC Industrial Bank and as a director of a Canadian company, China Ventures Inc.

     Mr. Zeng Shiqiang is a Director of Yuchai and Assistant to the Chairman of the State Holding Company. He previously held the position of Chief Accountant at Yuchai.

     Mr. Liang Weijian serves as Deputy General Manager in charge of parts and supplies. Prior thereto, he served as Deputy Factory Manager of Yuchai and prior to that, he held the posts of Auto Branch Factory Manager, Technological Equipment Branch Factory Manager and General Engineering Office Director.

     Mr. Yang Jianjun is the Deputy General Manager and is in charge of sales and marketing. Prior to joining Yuchai, he was Vice-Mayor of Yulin City.

     Mr. Yang Weizhong joined Yuchai in 1969. He has been the Chief Accountant since 1993. Prior thereto, he served as Assistant Chief of Yuchai’s Finance Division.

     Mr. Shen Jie is the Chief Engineer and is responsible for all matters relating to engine design, testing and quality control. He joined Yuchai over 20 years ago as an engineer.

     Mr. Hoh Weng Ming is the Financial Controller assigned from the Company to assist in the financial administration, budgeting and planning of Yuchai’s financial matters. Mr. Hoh holds a Bachelor of Commerce degree and Masters of Business Administration from New Zealand and is a member of the Institute of Chartered Accountants in New Zealand.

     Pursuant to Yuchai’s Articles of Association, Yuchai’s shareholders have authority over all matters of importance relating to Yuchai, including: (i) the review and approval of reports submitted by the Board of Directors of Yuchai; (ii) the approval of Yuchai’s plans for distribution of profits and recovery of losses; (iii) the approval of Yuchai’s annual capital and operating budget and year-end financial statements; (iv) the issuance of new common shares or other securities, the increase in the scope of any subscription of shares and the transfer procedures for Yuchai’s share certificates; (v) the nomination, election, dismissal and compensation of members of the Board of Directors; and (vi) significant sales or purchases of assets, or any division, merger, acquisition, termination, liquidation or other major corporate action of Yuchai. Yuchai shareholders are entitled to preemptive rights to subscribe pro rata in accordance with their ownership percentage for any new Yuchai shares or other equity interests offered by Yuchai at a price and on terms at least equivalent to those offered to new subscribers.

     Yuchai’s Board of Directors reports directly to the shareholders of Yuchai and is the principal executive authority responsible for major decisions relating to Yuchai, including: (i) the execution of resolutions adopted by the shareholders; (ii) the formulation and review of Yuchai’s development plans; (iii) the review of Yuchai’s annual business plans; (iv) the review of Yuchai’s financial budget, final accounts, dividend distribution plan, plans for issuances of Yuchai Shares and plans for merger, division and transfer of assets; (v) the election and dismissal of the Chief Executive Officer; (vi) the adoption of various corporate policies and rules; (vii) the appointment and dismissal of senior executive officers as recommended by the Chief Executive Officer; (viii) major external matters; (ix) sales, purchases, transfers and leases of material assets with a value in excess of US$3 million and which are not contemplated in Yuchai’s approved budgets; and (x) any other matters that may be determined by the Board of Directors in accordance with Yuchai’s Articles of Association.

     In order to further strengthen its level of corporate governance, the company recently sought to cause Yuchai to adopt comprehensive corporate governance guidelines, which seek to put procedures in place to improve the management and corporate governance of Yuchai. These corporate governance guidelines were unanimously approved by Yuchai’s Board of Directors on November 1, 2002. At that Board meeting, Wang Jianming, as Chairman and legal representative of Yuchai, assured the Board that amendments to Yuchai’s Articles of Association required in order to adopt and fully implement these guidelines would be submitted to the relevant Chinese governmental authorities for approval immediately following that meeting. The Articles of Association have not yet been amended as Wang Jianming has taken no steps to obtain the necessary government approvals, and, as such, the guidelines have not yet been officially implemented.

     Pursuant to Yuchai’s Articles of Association, the Board of Directors of Yuchai consists of thirteen directors appointed for three-year terms. So long as the present ratio of Foreign Shares to the total number of State Shares and Legal Person Shares of Yuchai remains unchanged, a total of nine directors shall be elected from nominees of holders of Foreign Shares and a total of four directors shall be elected from nominees of holders of State Shares and Legal Person Shares. Actions generally may be taken by a majority vote of the directors present at a meeting at which a quorum is present. Attendance of at least seven directors (at least four representing holders of Foreign Shares and at least three representing holders of State Shares or Legal Person Shares) constitutes a quorum.

     The Company is entitled under Yuchai’s Articles of Association to elect nine of Yuchai’s thirteen directors, thereby entitling it to effect all major decisions relating to Yuchai. A two-thirds vote of the outstanding shares at a shareholders’ meeting at which a quorum is present is required for major corporate actions, such as an amendment to Yuchai’s Articles of Association, significant sales or purchases of assets or a division, merger, acquisition or liquidation of Yuchai, or issuances of new common shares or other securities of Yuchai. Attendance of shareholders representing at least two-thirds of the outstanding Yuchai Shares constitutes a quorum for shareholder meetings considering such major corporate actions.

     However, although the Company’s nominees constitute a majority of the Board of Directors of Yuchai, no Board of Directors' meeting has been held since November 2002. Due to the stringent quorum requirements set forth in Yuchai’s Articles of Association, three of the four directors elected by holders of State Shares or Legal Person Shares are required to attend, in order for quorum to be achieved, and as a result Board of Directors meetings to be held. There is no provision in Yuchai’s Articles of Association providing for circumstances in which quorum for a Board of Directors meeting is not met, nor are there provisions pursuant to which shareholders can compel the occurrence of a directors meeting. See also “Item 8. Financial Information — Legal Proceedings”.

     Yuchai’s management consists of a Chief Executive Officer, a General Manager and several Deputy General Managers, other senior officers designated by the board of directors and two senior managers designated by the Company. Yuchai’s management handles daily operations and implements the corporate policies under the direction and guidance of the Board of Directors of the Company. In November 2001, Mr. Wang Jianming entered into a new contract of employment with the Company, pursuant to which he was appointed as Chief Executive Officer of Yuchai. However, the Company has terminated Mr. Wang Jianming’s employment thereunder, effective July 18, 2003, for breach of his November 2001 Employment Agreement, breach of his fiduciary duties and fraud arising from his repeated failure to comply with the instructions of the Company’s Board of Directors. See “ — Compensation — Yuchai” and “Item 8. Financial Statements — Legal Proceedings”.

     Yuchai’s Board of Directors has established an Investment Review Committee, which is responsible for reviewing the necessity and feasibility of investment projects and making recommendations to the Board of Directors. Investment decisions are made by a two-thirds vote of the Board of Directors.

Compensation

   Company

     For 2002, HLA charged Yuchai a management fee of US$500,000 for management services, including the services of the Company’s President and Chairman and the Company’s Chief Financial Officer each of whom are employees of HLA. The Company did not pay any additional compensation to its directors and executive officers. See “Item 7. Major Shareholders and Related Party Transactions”.

   Yuchai

     The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2002 was approximately Rmb 28.8 million (US$3.5 million). Yuchai has a management bonus plan for its executive, mid-level and junior officers under which annual incentive bonuses in an aggregate amount equal to 5.5% (3.5% for executive officers (allocated as 2.5% for the Chief Executive Officer and 1.0% for other executive officers) and 2.0% for mid-level and junior officers and employees) of Yuchai’s after-tax profit must be paid if Yuchai achieves the after-tax profit approved in the annual budget by Yuchai’s board of directors or, in the case of certain bonuses, if Yuchai achieves 80% of such budgeted after-tax profit. In addition, Yuchai’s officers participate in an incentive pay program which is available to all employees and is based on performance and productivity.

     There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

     Pursuant to an Appointment Agreement, the Company appointed Mr. Wang Jianming as Chief Executive Officer of Yuchai for a term of six years beginning in May 1993. Mr. Wang’s employment as Chief Executive Officer of Yuchai was subsequently renewed for a one-year period which ended on May 17, 2000. On October 26, 2001, the Company entered into a new employment contract with Mr. Wang. Under the terms of the contract, Mr. Wang agreed to serve as a Director of the Company and the Chief Executive Officer of Yuchai for a period of three years beginning on November 1, 2001. The Company agreed to pay Mr. Wang a monthly base salary or Rmb 40,000 and an incentive bonus based on the sales and net after tax profit of Yuchai, as well as other performance criteria. The contract is terminable by either party upon 60 days’ notice, and such notice was given by the Company to Mr. Wang on May 19, 2003, effective July 18, 2003, for breach of his November 2001 Employment Agreement, breach of his fiduciary duties and fraud arising from his repeated failure to comply with the instructions of the Company’s Board of Directors. Mr. Wang has disputed the effectiveness of this notice of termination. See “Item 8. Financial Information — Legal Proceedings”.

Employees

     As of December 31, 2002, Yuchai employed approximately 6,918 people nationwide. Approximately 470 employees work at authorized customer service stations and sales offices. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. In the year ended December 31, 2002, the average annual base salary and bonus of an employee was approximately Rmb 27,000 (US$3,262), an increase of approximately 108% from the previous year. Yuchai has not experienced any strikes or similar significant work stoppages. Yuchai believes that its employee relations are good.

Share Ownership

Stock Option Plan

     The Company had granted stock options to purchase an aggregate of 1,850,522 shares of Common Stock at an exercise price of $7.80 per share to certain executive officers of the Company and Yuchai. Such stock options expired in December 1999 without any having been exercised.

     The Company has also adopted a Stock Option Plan (the “Plan”) to award stock options to key employees and outside directors. The Plan is administered by the Compensation Committee. The Compensation Committee has the absolute discretionary authorities to administer and interpret the plan, including the sole authority to determine who of those eligible will be granted stock options, when such options will be granted, the terms of such options and the number of shares for which options will be granted. Members of the Compensation Committee are not eligible to receive stock options under the Plan. The exercise price of each stock option will be determined by the Compensation Committee but may not be less than the fair market value of the Company’s common stock on the date the option is granted, as determined by the Compensation Committee. The maximum number of shares of the Company’s common stock that may be purchased pursuant to stock options granted under the Plan is 750,000 shares. The Plan will expire in 2004 unless terminated earlier by the Board of Directors. As of December 31, 2002, no options had been granted under the Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     The following table sets forth certain information regarding ownership of the Company’s shares of Common Stock as of June 13, 2003 by all persons who are known to the Company to own five percent (5%) or more of the outstanding shares of Common Stock.

	Shares Owned

Identity of Person or Group	Number	Percentage (%)

Hong Leong Asia Ltd. (“HLA”)(1)	10,240,900	29.3
The Yulin City Government(2)	8,601,550	24.3
The Cathay Investments Fund, Limited	4,600,000	13.0
R.B. Haave Associates, Inc.(3)	3,458,300	9.79
RS Investment Management Co. LLC and RS Investment Management, L.P.(4)	1,981,601	5.60

(1)	Information based upon a report on Schedule 13D jointly filed by HLA and its wholly-owned subsidiaries, HLC, HLT, Flite Technology Industries Ptd. Ltd. (“FTI”) and Lydale Pte. Ltd. (“LPL”), with the SEC on July 9, 2002.

(2)	Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended on June 23, 2003 and July 9, 2003.

(3)	Information based on a report on Schedule 13G filed by R.B. Haave Associates Inc., a Delaware Corporation, with the SEC on March 1, 2002.

(4)	Information based on a report on Schedule 13G jointly filed by RS Investment Management Co. LLC, a Delaware limited liability company, and RS Investment Management, L.P., a California limited partnership, with the SEC on February 8, 2002. Each of RS Investment Management Co. LLC and RS Investment, L.P. has beneficial ownership of 1,981,601 shares of common stock. RS Investment Management Co. LLC and RS Investment Management, L.P. constitute a group within the meaning of Rule 13d-1(b)(1)(ii)(J) under the Securities Exchange Act of 1934, as amended, and have shared voting and dispositive power over 1,981,601 shares of common stock.

     HLA exercises control over and is the beneficial owner of approximately 29.3% of shares of the Company’s Common Stock through its wholly-owned subsidiaries: HLC, HLT, FTI and LPL. HLC directly owns 194,805 shares, or 0.6%, of the Company’s Common Stock, and HLT directly owns 7, 831,169 shares, or 22.1%, of the Company’s Common Stock. HLA’s subsidiaries FTI and LPL own 74,026 shares, or 0.2%, and 2,253,600 shares, or 6.4%, of the Company’s Common Stock, respectively. See “ — Related Party Transactions — Shareholders Agreement”.

     On June 23, 2003, Coomber, Goldman, Zhong Lin, the State Holding Company and certain individuals filed an amended Schedule 13D reporting beneficial ownership of 8,601,550 shares, or 24.3%, of the Company. This Schedule 13D amended and restated in its entirety the Schedule 13D dated November 13, 2002 and filed December 16, 2002, which reported beneficial ownership by Coomber and Goldman of 8,601,550 shares of the Company (the “Coomber Shares”). This Schedule 13D reports beneficial ownership of the Coomber Shares by (i) Coomber, a wholly-owned subsidiary of Goldman, and the record holder of such 8,601,550 shares of the Company; (ii) Goldman, a company owned by Qin Xiaocong, Zhu Guoxin and Yuan Xucheng, each of whom holds their respective shares in Goldman on trust for the benefit Zhong Lin; (iii) Zhong Lin, a company owned by Qin Xiaocong and Zhu Guoxin, each of whom holds their respective shares in Zhong Lin on trust for the benefit of the Yulin City Government; and (iv) the State Holding Company, which, acting under the direction of the Yulin City Government, financed Goldman’s purchase of the Coomber Shares from China Everbright in October 2002. Qin Xiaocong, Zhu Guoxin and Yuan Xucheng reported but disclaimed beneficial ownership. This Schedule 13D also reports that the ultimate beneficial owner of the Coomber Shares is the Yulin City Government, and discloses certain financing and control arrangements with respect to the Coomber Share acquisition, as well as the Yulin City Government’s intentions with respect to the Company. On July 9, 2003, this Schedule 13D was further amended.

     As of the record date on June 12, 2003, there were 17,335,623 shares of Common Stock, or 49.05% shares of Common Stock, held of record by 134 persons with registered addresses in the United States.

     The Company is not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company other than as described below under “— Shareholders Agreement”.

The Special Share

     The Special Share entitles the holder thereof to elect a majority of the directors of the Company. In addition, no shareholders resolution may be passed without the affirmative vote of the Special Share, including any resolution to amend the Memorandum of Association or By-laws of the Company. The Special Share is not transferable except to HLA, HLC or any of its affiliates. In 1994, the Company issued the Special Share to DML, a holding company of the Company then controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited, or HLC. During 2002, following the decision of the shareholders of DML to dissolve DML, DML redeemed all of the redeemable stock issued by it to its shareholders. Per the DML Shareholders Agreement, DML transferred all its shares of the Company to its shareholders, which included HLA, HLC and their wholly-owned subsidiaries. Because EB Holdings, an affiliate of China Everbright, was the shareholder of DML which gave notice of the dissolution of DML, the Special Share was transferred from DML to HLT, an affiliate of HLA, pursuant to the terms of the DML Shareholders Agreement, as amended on January 21, 2002 and on May 17, 2002.

     The Company’s By-Laws provide that the Special Share shall cease to carry any rights in the event that, if HLC and its affiliates own the Special Share, HLC and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock), or if China Everbright and its affiliates own the Special Share, China Everbright and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock). The By-laws also provide for circumstances in which DML holds the Special Share; however, DML was dissolved in 2002. HLT, an affiliate of HLC, holds the Special Share in addition to 7,831,169 shares of Common Stock, which is greater than the number stipulated in the provisions of the Company’s By-Laws set forth above.

Related Party Transactions

Shareholders Agreement

     HLC, China Everbright, Cathay, GSCP, the Sun Yuan Shareholders (14 shareholders who initially invested in the Company through Sun Yuan BVI) and the Company entered into an amended and restated Shareholders Agreement (the “Shareholders Agreement”) in 1994, which provides for certain matters relating to the management of the Company and Yuchai and the ownership of the Company’s Common Stock. The Shareholders Agreement provides that the Board of Directors of the Company will consist of eleven directors, the Controlling Shareholder (as described below) will be entitled to designate six directors, the Major Shareholder (as described below) will be entitled to designate two directors, and each of Cathay and GSCP will be entitled to designate one director and the Chief Executive Officer of Yuchai will initially be the other director. The Shareholders Agreement also provides that the Controlling Shareholder will be entitled to designate five of the nine Yuchai directors designated by the Company, the Major Shareholder will be entitled to designate two such directors and each of Cathay and GSCP will be entitled to designate one such director. Under the Shareholders Agreement, the nine Yuchai directors designated by the Company will vote as a block in accordance with the vote of the majority of such nine directors. The Shareholders Agreement provides that the Controlling Shareholder will be the person holding the Special Share, provided that at all times the Controlling Shareholder will be either HLC or China Everbright, and the other will be the Major Shareholder. Since the Company’s initial public offering in 1994, HLC has been the Controlling Shareholder and China Everbright has been the Major Shareholder. However, in October 2002, China Everbright sold all of its shares in the Company to Goldman in October 2002 and is no longer the Major Shareholder of the Company. The Shareholder Agreement provides that if any shareholder (other than the Controlling Shareholder) ceases to own at least 4% of the Company’s Common Stock, such shareholder shall no longer be entitled to designate any directors. Accordingly, China Everbright no longer has director designation rights. The Shareholders Agreement also provides that, so long as HLC is the Controlling Shareholder, Yuchai or the Company will pay HLC an annual management fee of not less than US$500,000 for management services provided by HLC, including the services of the Company’s President and Chief Financial Officer. The Shareholders Agreement will terminate upon the occurrence of an event resulting in the Special Share ceasing to carry any rights.

     In addition to the Shareholders Agreement, HLC, China Everbright and DML had entered into a Subscription and Shareholders Agreement (the “DML Shareholders Agreement”), which provided for certain matters relating to the management of DML, the Company and Yuchai and the ownership of DML stock. The DML Shareholders Agreement provided that HLC would control DML, provided, however, that if HLC and its affiliates ceased to own directly or through DML at least 7,290,000 shares of Common Stock when China Everbright and its affiliates own directly or through DML at least 6,570,000 shares of Common Stock, China Everbright would control DML. The DML Shareholders Agreement provided that all rights of the Special Share held by DML would be exercised as directed by the shareholder that controls

DML. With the dissolution of DML and the sale by China Everbright of all of its shares in the Company to Goldman in October 2002, the DML Shareholders Agreement no longer directly affects the Company.

Registration Rights Agreement

     Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), the Company has granted two “demand” registration rights to each of HLC, China Everbright, Cathay, GSCP and the Sun Yuan Shareholders (the “Selling Stockholders”) requiring the Company, subject to certain conditions, to use its best efforts to prepare and file a registration statement on behalf of such shareholder under the Securities Act and to use its best efforts to qualify the shares for offer and sale under any applicable U.S. state securities laws. Expenses incurred in connection with one demand registration for each such shareholder will be borne by the Company, and the Company and Yuchai will be required to indemnify the underwriters in connection with any demand registration. The Registration Rights Agreement also grants each such shareholder certain “piggyback” registration rights entitling each shareholder to sell Common Stock in any registered offerings of equity securities of the Company, for the account of the Company or on behalf of its security holders. China Everbright, GSCP and the Sun Yuan shareholders are no longer shareholders of the Company.

     Pursuant to the demand registration rights, the Company filed a Registration Statement (Registration No. 333-5478) on Form F-3 (the “Registration Statement”) with the SEC on August 26, 1996, registering an aggregate of 12,332,443 shares of the Company’s Common Stock for sale by the Selling Stockholders from time to time, depending on market conditions and other factors, in one or more transactions on the NYSE, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices.

Other Transactions

     During 2002, HLA charged Yuchai a management fee of US$500,000 for management, financial planning and control and other services, including the services of the Company’s President and Chairman and its Chief Financial Officer, each of whom are employees of HLA. Such charges represent HLA’s estimated direct costs of providing these services.

     During 2002, the State Holding Company charged Yuchai Rmb 24.2 million (US$2.9 million) for certain general and administrative expenses on an actually incurred basis. The Company believes that the expenses charged to Yuchai by the State Holding Company would not have been materially different on a stand alone basis because Yuchai could provide these services for itself at approximately the same cost.

     The Company has undertaken other significant business transactions with related parties during the three years ended December 31, 2002, as set forth under Note 24 to the Company’s Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Financial Statements

     See “Item 18. Financial Statements”.

Legal Proceedings

     Other than as described below, neither the Company nor its sole operating subsidiary, Yuchai, is involved in any material legal proceedings that the Company believes would, individually or taken as whole, adversely affect the financial condition or results of operations of the Company.

     The Company has had difficulties in obtaining the cooperation of the State Holding Company and Mr. Wang Jianming in the daily management and operation of Yuchai. The State Holding Company is a minority shareholder of Yuchai and is wholly-owned by the municipal government of Yulin City in the Guangxi Zhuang Autonomous Region. Mr. Wang is the Chairman, legal representative and Chief Executive Officer of Yuchai and a director of the Company, as well as the Chairman and legal representative of the State Holding Company. Most notably, these difficulties are with respect to implementation of the decisions of the Company’s Board of Directors with respect to certain corporate governance and capital expenditures at Yuchai and the payment to the Company of its share of the dividends declared by Yuchai’s shareholders in August 2002.

     On 23 August 2002, Yuchai’s Board of Directors and shareholders approved the payment of a final dividend for 2001 and an interim dividend for 2002 totaling Rmb 321.6 million (US$38.9 million) (the “August 2002 Dividend”), of which the Company’s share amounts to Rmb 245,687,110 (US$29.6 million). Although the dividends due to the State Holding Company have been fully paid, and the dividends due to the other Chinese shareholders of Yuchai have been either fully or partially paid, the dividends due to the Company to date have not.

     Since September 2002, the Company has used various avenues to attempt to cause Yuchai to release its share of the August 2002 Dividend and to remedy the other difficulties it has faced with respect to its investment at Yuchai. As these difficulties remained to be resolved, the Board of Directors of the Company established a Special Committee, comprising three directors of the Company, and authorized it to investigate, consider and cause the Company to undertake steps, including legal action if necessary, to attempt to remedy these difficulties. The Special Committee subsequently advised the Company that it believes that the delay in the payment of the August 2002 Dividend to the Company may in part be caused by Mr. Wang acting together with Goldman, Zhong Lin and the Yulin City Government, as detailed below.

     The Company received a letter from Zhong Lin in November 2002 claiming that it had acquired shares in Yuchai that had previously been owned by China Everbright. Zhong Lin demanded payment to itself of what would have been China Everbright’s portion of the August 2002 Dividend. The Company advised Zhong Lin that China Everbright had been an indirect shareholder of the Company, and not of Yuchai, and that shareholders of the Company were not entitled to direct payment of dividends from Yuchai. The Company subsequently confirmed from a Schedule 13D filed by Coomber and Goldman in December 2002 that Coomber, a wholly-owned subsidiary of China Everbright and the record holder of China Everbright’s shares in the Company, had in fact been acquired from China Everbright by Goldman.

     In March 2003, Mr. Wang forwarded to the Company a letter from Goldman demanding that the Company agrees in advance to remit within one month of receiving its share of the August 2002 Dividend all or substantially all of that amount to its shareholders and to appoint two named individuals to the Company’s Board of Directors. Although the letter was from Goldman, Mr. Wang referred to these individuals as directors nominated by Zhong Lin. Mr. Wang suggested that Zhong Lin had complained to the Guangxi provincial authorities that certain aspects of the foreign ownership of and rights of control over Yuchai had not been properly approved. Mr. Wang further suggested that only if Zhong Lin’s demands were met could the Company expect that the question of the payment of the Company’s share of the August 2002 Dividend might be addressed by the Chinese shareholders.

     The Company repeatedly reminded Mr. Wang of his duties as Chief Executive Officer of Yuchai to ensure that the August 2002 Dividend be paid to Yuchai’s shareholders. The Company also repeatedly reminded Mr. Wang of his duties as a director of the Company and of Yuchai. Mr. Wang nonetheless continued to withhold payment of the Company’s share of the August 2002 Dividend. The Company also repeatedly demanded information from Mr. Wang concerning his interests in Zhong Lin and/or Goldman. The Company also requested Goldman to provide information concerning its relationship to Zhong Lin, Mr. Wang and the Guangxi provincial government. Neither Mr. Wang nor Goldman provided any such information. On April 23, 2003, Mr. Wang informed the Company that he had no obligation to provide the requested information.

     Following numerous attempts to remedy these difficulties, the Special Committee determined that the Company take the actions described below.

     In New York, the Company initiated civil proceedings in United States federal court against Coomber, Goldman, Zhong Lin and Mr. Wang with respect to certain deficiencies in the Schedule 13D dated November 13, 2002 and filed December 16, 2002 reporting beneficial ownership by Coomber and Goldman of 8,601,550 shares of the Company. The civil proceedings sought to compel, among other things, disclosure of the identity of all the beneficial owners of these shares of the Company, as well as those parties’ intentions with respect to the Company, and to enjoin further acquisitions of shares of the Company by Coomber, Goldman, Zhong Lin and Mr. Wang until at least such time as the Schedule 13D had been corrected. A temporary restraining order was entered on May 19, 2003, temporarily enjoining further acquisitions of the Company’s shares by Coomber, Goldman, Zhong Lin and Mr. Wang or parties acting in concert with them.

     On June 23, 2003, Coomber, Goldman, Zhong Lin, the State Holding Company and certain individuals filed an amended and restated Schedule 13D reporting beneficial ownership of 8,601,550 shares, or 24.3%, of the Company, originally dated November 13, 2002 and filed December 16, 2002. Through this amended Schedule 13D, the Company learned that Goldman, which owns Coomber, is a wholly-owned subsidiary of Zhong Lin. Furthermore, the amended Schedule 13D also reported that Zhong Lin is financed by the State Holding Company, that the State Holding Company is also wholly-owned and controlled by the municipal government of Yulin City (“Yulin City Government”), and that Zhong Lin is controlled by the Yulin City Government. On July 9, 2003, this Schedule 13D was further amended.

     The temporary restraining order remained in effect until the preliminary injunction hearing was held on July 2, 2003, at which the court dissolved the temporary restraining order on the basis that the amended Schedule 13D, described above, had sufficiently corrected their prior reporting violations. The Company is reviewing the assertions and documents contained in the defendants’ amended Schedule 13D and intends to take all appropriate steps to cause the defendants to comply with their disclosure obligations.

     In London, the Company initiated arbitration proceedings against Yuchai, the State Holding Company and Mr. Wang with respect to the non-payment of the pro rata share of the August 2002 Dividends to each of the six subsidiaries through which the Company holds its shares in Yuchai, as well as a determination that Yuchai’s Articles of Association have been violated. The proceedings seek to cause Yuchai to release payment of RMB 245,765,702 (US$29.7 million) in dividends owed to the Company, in accordance with the Company’s rights as a shareholder under Yuchai’s Articles of Association. In the respondents’ response and counter-claim, the respondents acknowledge Yuchai’s obligation to pay the Company its pro-rata share of the August 2002 Dividend. The response and counter-claim also states that Yuchai has segregated sufficient funds to pay the Company its pro-rata share of the August 2002 Dividend, that the funds are currently held in time deposit accounts in China, and that Yuchai has been and remains fully prepared to pay those dividends to the Company. However, the response and counter-claim asserts that Yuchai is not currently at liberty to pay the dividends until certain alleged Chinese law irregularities arising from the structure of the Company’s ownership of and rights of control over Yuchai are remedied. Their response also requests that the State Holding Company and Mr. Wang be dismissed from the proceedings. For the reasons outlined below, the Company disputes these assertions, and intends to respond to such counter-claims after the formation of the arbitral tribunal.

     In Singapore, the Company initiated arbitration proceedings against Mr. Wang, as Chief Executive Officer of Yuchai, for breach of his November 1, 2001 Employment Agreement with the Company, breach of his fiduciary duties and fraud arising from his repeated failure to comply with the instructions of the Company’s Board of Directors, including with respect to capital expenditures, corporate governance, use of corporate assets and the non-payment of dividends owed to the Company. The Company also filed a complaint with the appropriate Chinese authorities. Mr. Wang has filed a response to the Company’s request for arbitration and counter-claimed US$2.6 million in bonus payments for the period 1995 to 2002. In connection with the arbitration proceedings, the Company served notice on Mr. Wang on May 19, 2003 to terminate his employment as Chief Executive Officer of Yuchai, effective July 18, 2003, in accordance with the notice period specified in Mr. Wang’s Employment Agreement. Mr. Wang has subsequently disputed the effectiveness of such notice and denied the validity of his Employment Agreement with the Company, pursuant to which such notice was given. Mr. Wang asserts that termination of his employment as Chief Executive Officer of Yuchai can only be effected by a board resolution of the Yuchai board of directors. However, Mr. Wang is refusing to hold a meeting of the Yuchai board of directors at this time, in violation of the requirements of Article 36 of Yuchai’s Articles of Association, including that a board of directors meeting be held at least once every six months and that a meeting be held upon a request being made by more than one-third of the directors. The Board of the Directors of the Company passed a resolution on July 9, 2003 determining that Mr. Wang had committed a “penalty breach” of his November 1, 2001 Employment Agreement with the Company.

     After the Company initiated the legal proceedings outlined above, two senior managers of the Company, who have been seconded to Yuchai, were excluded from the premises and denied access to certain operating and financial information with respect to Yuchai, which they had regularly received. For the past 10 years, pursuant to resolutions of the Yuchai board of directors and other contractual arrangements, representatives of the Company have been stationed at Yuchai’s offices to monitor Yuchai’s performance, books, records and to provide the Company with access to records necessary for it to comply with U.S. securities laws and financial reporting. The Company believes that this recent action by Yuchai management to lock out the Company’s representatives is improper and contravenes resolutions of Yuchai’s board of directors authorizing the presence of these secondees at Yuchai. The Company has attempted to have these two senior managers reinstated, but has been unsuccessful to date. However, alternative arrangements satisfactory to the Company have been put in place to allow the Company to continue to monitor Yuchai’s performance, books, records and to provide the Company with access to records necessary for it to comply with U.S. securities laws and financial reporting.

     On June 16, 2003, the Company received from Yuchai copies of recent letters from various Chinese government agencies stating that the transfer of ownership of shares with respect to Yuchai in November 1994, in connection with the Company’s IPO, was not validly approved by the Chinese authorities, and that as a result its exercise of control over Yuchai has been improper. The background to and contents of such correspondence is described below.

     Following approaches by the provincial government of the Guangxi Zhuang Autonomous Region, at the initiation of the Yulin City Government, the MOC in Beijing wrote a letter dated dated April 17, 2003 agreeing with the Guangxi Government that the November 1994 transfer by the owners of Yuchai’s six foreign shareholders of the owners’ equity interests in such six foreign shareholders to the Company, in exchange for shares of the Company in anticipation of the Company’s IPO, was not in conformity with the conditions set by MOFTEC in an approval which it had issued in June 1994. The June 1994 approval had specifically named six foreign shareholders and authorized them to own 76.4% of the shares of Yuchai (which have remained the same six foreign shareholders of Yuchai until today), and all of the Yuchai shares held by such foreign shareholders were designated as “foreign investment shares”. The MOC requested the Guangxi Government to advise the Chinese and foreign shareholders of Yuchai to “promptly rectify these matters” and “to resolve the related issues in an appropriate manner”.

     In response, the Guangxi Government then appears to have sent a letter dated May 22, 2003 to the Yulin City Government advising them of the MOC’s response and similarly requesting the Yulin City Government to cause the Chinese and foreign shareholders of Yuchai to promptly rectify the “irregularities in the equity transfer process and to resolve the related issues in an appropriate manner”. Apparently, the Yulin City Government, on behalf of Yuchai, has set a two month period commencing June 10, 2003 within which the Chinese and foreign shareholders are required to remedy these “irregularities”.

     Based on advice from its special Chinese counsel, the Company believes that this recent correspondence is based on an incorrect understanding of the facts and circumstances of the November 1994 share transfers and an incorrect interpretation of the language of the June 1994 approval. The Company further believes, similarly based on advice from its special Chinese counsel, that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and that the Company’s share of the August 2002 Dividend is properly due and owing. In addition, legal opinions were given at the time of the Company’s IPO stating that all necessary approvals had been granted and that Yuchai’s ownership structure was valid under Chinese law. The Company has written to various Chinese government agencies to communicate its beliefs in this respect, and the Company is also actively taking steps to arrange meetings with appropriate officials in China to clarify the basis for this recent correspondence.

     Yuchai’s current ownership structure had been unchallenged since it was established almost nine years ago, and payments have been made by Yuchai to the Company for each dividend declared prior to the August 2002 Dividend. The Company believes that no changes have occurred in the ownership structure that would invalidate the Chinese governmental approvals that were obtained in 1994.

     The Company is continuing in its efforts to obtain the assistance of the relevant government authorities in China for a comprehensive resolution of the matters in dispute. See also the first and second risk factors set forth under “Item 3. Risk Factors—Risks Relating to our Company and our Business” relating to the Company's various legal and arbitrational proceedings and the Company's exercise of control over Yuchai.

Other Legal Proceedings

     Yuchai is involved in legal proceedings instituted by the Yulin Road Bureau against Yuchai and Naning Hengji, an unrelated third party. In these proceedings, the Yulin Road Bureau has sought payment of RMB 7.3 million (US$0.9 million) from Yuchai and Naning Hengji, as the construction cost of a road built by Yulin Road Bureau near Yuchai’s factory. At trial, a Yulin court ordered Yuchai and Naning Hengji to pay Rmb 4.6 million (US$0.5 million) to the Yulin Road Bureau. Yuchai has appealed this decision to a Guangxi court and is awaiting the outcome of this appeal. The Company has made a provision of Rmb 4.6 million, which has been included in “Selling, General and Administrative Expense” and “Accrued Expense and Other Liabilities” in 2002.

Policy on Dividend Distributions

     The Company’s principal source of cash flow is its share of the dividends, if any, paid by Yuchai to the Company, as described under “Item 5. Liquidity and Capital Resources”.

     Chinese laws and regulations applicable to a Sino-foreign joint stock company require that before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to certain statutory reserves in an amount equal to at least 15% of net income for the year determined in accordance with PRC GAAP.

     Any determination by Yuchai to declare a dividend will be at the discretion of Yuchai’s shareholders and will be dependent upon Yuchai’s financial condition, results of operations and other relevant factors. Yuchai’s Articles of Association provide that dividends may be paid once a year. To the extent Yuchai has foreign currency available, dividends declared by shareholders at a shareholders’ meeting to be paid to holders of Foreign Shares (currently only the Company) will be payable in foreign currency, and such shareholders will have priority thereto. If the foreign currency available is insufficient to pay such dividends, such dividends may be payable partly in Renminbi and partly in foreign currency. Dividends allocated to holders of Foreign Shares may be remitted in accordance with the relevant Chinese laws and regulations. In the event that the dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with the relevant Chinese laws, regulations and policies.

     See also “Item 8. Financial Information—Legal Proceedings” and “Item 13. Defaults, Dividend Arrearages and Delinquencies”.

ITEM 9. THE OFFER AND LISTING.

     Since December 16, 1994, the Common Stock has been listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “CYD”. The Common Stock is not listed on any other exchanges within or outside the United States.

     The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

	US$	US$

Period	High	Low

1998	3.125	0.375
1999	2.875	0.375
2000	2.000	0.875
2001	1.150	0.300
2002	5.95	0.95
2003 (through July 10, 2003)	9.20	4.45

	US$	US$

Period	High	Low

2001 First Quarter	1.250	1.040
2001 Second Quarter	1.150	0.900
2001 Third Quarter	1.100	0.300
2001 Fourth Quarter	0.960	0.350
2002 First Quarter	1.800	0.950
2002 Second Quarter	3.45	1.60
2002 Third Quarter	3.60	2.55
2002 Fourth Quarter	5.95	3.35
2003 First Quarter	7.10	4.45
2003 Second Quarter	9.20	5.60

	US$	US$

Period	High	Low

December 2002	4.92	3.85
January 2003	5.05	4.45
February 2003	5.23	4.72
March 2003	7.10	5.10
April 2003	7.95	5.90
May 2003	6.80	5.80
June 2003	9.20	5.60

ITEM 10. ADDITIONAL INFORMATION.

     The Company’s objects are to perform all the functions of a holding company and to coordinate the policy and administration of any subsidiary company. See Sections 6 and 7 of the Company’s Memorandum of Association for further information.

Directors

     Director Interests and Voting

     A Director of the Company cannot vote or be counted in the quorum with regard to any contract or arrangement or any other proposal in which he has any interest or in respect of which he has any duty which conflicts with his duty to the Company. The restriction from voting and being counted in the quorum does not apply if the only interest the Director has is included in the following list:

•	a resolution regarding granting any security or indemnity for any money lent or obligation incurred by such Director at the request, or for the benefit, of the Company or any of its subsidiaries (or a company of which the Company is a beneficially wholly-owned subsidiary);

•	a resolution regarding granting any security or indemnity to any third party for a debt or obligation which is owed by the Company or any of its subsidiaries (or a company of which the Company is a beneficially wholly-owned subsidiary) to the third party, for which such Director has assumed responsibility in whole or in part under a guarantee or indemnity;

•	a resolution about an offer of shares, debentures or other securities of the Company or any of its subsidiaries (or a company of which the Company is a beneficially wholly-owned subsidiary) for subscription or purchase in which such Director is to be a participant in the underwriting or sub-underwriting of the offer;

•	a resolution about any proposal involving any other company in which such Director is interested, whether directly or indirectly and whether as an officer or shareholder or otherwise, provided that such Director is not the holder of, or directly or indirectly beneficially interested in, 5% or more of (i) any class of the equity share capital of such company or in any third company through which such director’s interest is derived or (ii) the voting rights in that company;

•	any contract arrangement or proposal for the benefit of employees of the Company under which such Director benefits in a similar manner as the employees and does not receive any privileges or advantages not provided to the employees; or

•	any proposal in which such Director is interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of such Director’s interest in shares or debentures or other securities of the Company or any of its subsidiaries.

     If the Board of Directors of the Company is considering proposals about appointing two or more Directors to positions with the Company or any company in which the Company is interested, each such Director can vote and be included in the quorum for each resolution, except the one concerning such director.

     Remuneration and Pensions

     The total fees paid to the Directors for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as the Board of Directors of the Company may determine. The Directors may decide the way in which the total sum shall be divided among them, except that any Director holding office for less than the whole of the relevant period for which the fees are paid will only receive part of the amount in proportion to the amount of time he has been a Director. The shareholders of the Company may by ordinary resolution increase the amount of the fees payable to the Directors.

     The Board of Directors of the Company may grant special remuneration to any Director who shall render any special or extra services to or at the request of the Company. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of lump sum, participation in profits or as otherwise determined by the Board of Directors of the Company.

     The Board of Directors of the Company may provide pensions or other benefits to any Director or former Director, or any of their relations or dependants.

     Borrowing Powers

     The Board of Directors of the Company may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures and other securities.

     Qualification of Directors

     No person is required to vacate office or is ineligible for re-election or re-appointment as a Director, and no person is ineligible for appointment as a Director, by reason only of his having attained any particular age. No Director is required to hold any shares of the Company.

Rights of Holders of Common Stock

     The holders of Common Stock shall:

•	be entitled, on a show of hands, to one vote and, on a poll, to one vote per share;

•	be entitled to such dividends as the Board of Directors of the Company may from time to time declare;

•	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of the reorganization or otherwise or upon any distribution of capital, be entitled to a return of the amount paid up on the Common Stock and thereafter to the surplus assets of the Company; and

•	generally, be entitled to enjoy all the rights attaching to shares.

     All unclaimed dividends or distributions out of contributed surplus account may be invested or otherwise made use of by the Board of Directors of the Company for the benefit of the Company until claimed. No dividend or distribution shall bear interest against the Company. Any dividend or distribution which has remained unclaimed for a period of 12 years from the due date for payment thereof shall at the expiration of that period be forfeited and shall belong to the Company absolutely.

Rights of Holder of the Special Share

     The holder of the Special Share shall be entitled to the following rights:

•	to elect six Directors of the Company and to remove Directors so appointed;

•	no shareholder resolution may be passed without the affirmative vote of the holder of the Special Share, including any resolution to amend the Memorandum of Association or By-laws of the Company.

     The holder of the Special Share shall not be entitled to any dividends and in the event of a winding up or dissolution of the Company, the holder of the Special Share shall be entitled only to a return of the amount paid up on the Special Share.

     The Special Share is not transferable except to HLC and its affiliates or to China Everbright and its affiliates. The Special Share shall cease to carry any rights in the event that, if HLC and its affiliates own the Special Share, HLC and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock), or if China Everbright and its affiliates own the Special Share, China Everbright and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock). The By-laws also provide for circumstances in which DML holds the Special Share; however, DML was dissolved in 2002.

Modification of Shareholders’ Rights

     The rights attached to any class of shares may be varied, modified or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate general meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Annual General and Special General Meetings

     The Company must hold an annual general meeting each year. The Directors of the Company decide where and when it will be held. Not more than fifteen months may elapse between the date of one annual general meeting and the next. At least 14 clear days’ written notice must be given for every annual general meeting and for every special general meeting. The notice for any annual general meeting must state the date, place and time at which the meeting is to be held, and the business to be conducted at the meeting, including, if applicable, any election of Directors. The notice for any special general meeting must state the time, place and the general nature of the business to be considered at the meeting and shall state that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him. In the case of a meeting convened for passing a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

     Shareholders holding not less than one-tenth in value of the paid up share capital of the Company and having the right to attend and vote at general meetings of the Company shall have the right, by written request to the Chairman or President (as applicable), Deputy Chairman or Vice President (as applicable) or Secretary of the Company, to require that a special general meeting be convened by the Directors for the transaction of any business specified in the request. Such meeting shall be held within two months after the request has been made. If within 21 days of the request the Board fails to convene the meeting, the petitioners may convene the meeting themselves.

Limitations on Rights to Own Securities

     There are no limitations under Bermuda law or the Company’s Memorandum of Association and By-laws on the rights of non-Bermuda owners of shares of the Company to hold or vote their shares.

     The Company is exempt from the laws of Bermuda which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not participate in certain business transactions, including: (i) the acquisition or holding of land in Bermuda (except that required for its business held by way of lease or tenancy for a term not exceeding 50 years or, with the consent of the Minister of Finance of Bermuda, land by way of lease or tenancy for a term not exceeding 21 years in order to provide accommodation for its employees); (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of any bonds or debentures secured by any land in Bermuda other than those issued by the Government of Bermuda or a public authority; or (iv) the carrying on of business of any kind or type whatsoever in Bermuda either along or in partnership or otherwise except, inter alia, carrying on business with persons outside Bermuda, in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

     In accordance with Bermuda law, share certificates are only issued in the names of corporations, partnerships, or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. The Company will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

Exchange Controls

Bermuda Exchange Controls

     The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority.

     The Company has received the permission of the Bermuda Monetary Authority under the Exchange Control Act of 1972 and regulations thereunder for the transfer of shares of Common Stock between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares within the existing authorized capital of the Company to or by such persons for so long as such shares are listed on the NYSE. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

     Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the shares of Common Stock, other than in respect of local Bermuda currency.

China Exchange Controls

     The Renminbi currently is not a freely convertible currency. The State Administration for Foreign Exchange (the “SAFE”), under the authority of the People’s Bank of China (the “PBOC”), controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through the Bank of China or other authorized institutions at official rates fixed daily by the SAFE. Renminbi could also be converted at swap centers (“Swap Centers”) open to Chinese enterprises and foreign invested enterprises (“FIEs”), subject to SAFE approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. In the year ended December 31, 1993, as much as 80% by value of all foreign exchange transactions in China took place through the Swap Centers. The exchange rate quoted by the Bank of China differed substantially from that available in the Swap Centers. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange system, the China Foreign Exchange Trading System (“CFETS”) inter-bank foreign exchange market was established. Under the unitary foreign exchange system, PBOC sets daily exchange rates (the “PBOC Rates”) for conversion of Renminbi into U.S. dollars and other currencies based on the CFETS interbank market rates, and the Bank of China and other authorized banks may engage in foreign exchange transactions at rates that vary within a prescribed range above or below PBOC Rates.

     Yuchai, as a FIE, is permitted to retain its foreign currency earnings and maintain foreign currency accounts at designated foreign exchange banks. However, there can be no assurance that the current authorizations for FIEs to retain their foreign exchange to satisfy foreign exchange liabilities in the future will not be limited or eliminated or that Yuchai will be able to obtain sufficient foreign exchange to satisfy their foreign exchange requirements. Foreign exchange transactions under the capital account continue to be subject to limitations and require approvals of the SAFE, which could affect the ability of the Yuchai to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.

     In the event of shortages of foreign currencies, Yuchai may be unable to convert sufficient Renminbi into foreign currency to meet its foreign currency obligations or to pay dividends in foreign currency. Yuchai requires foreign currency to purchase a substantial portion of the manufacturing equipment required for the planned expansion of its manufacturing facilities and to meet foreign currency-denominated debt payment obligations. Yuchai will also require foreign currency for payment of its imported engine components.

     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the U.S. dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against other currencies. Any future devaluation of the Renminbi would increase the effective cost to Yuchai of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi. During 2000, 2001 and 2002, the Renminbi has remained stable against the U.S. dollar.

Taxation

Bermuda Taxation

     There is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by shareholders of the Company other than by shareholders ordinarily resident in Bermuda. Neither the Company nor its shareholders (other than shareholders ordinarily resident in Bermuda) are subject to stamp or other similar duty on the issue, transfer or redemption of Common Stock. The Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, or computed on any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or to any of its operations, shares, debentures or other obligations of the Company, until March 28, 2016. This assurance does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or on land in Bermuda leased or let to the Company.

     As an exempted company, the Company is required to pay a registration fee in Bermuda based upon its authorized share capital and the premium on the issue of its shares, at rates calculated on a sliding scale not exceeding US$27,825 per annum.

Taxation — People’s Republic of China Taxation

     The following discussion summarizes the taxes applicable to the Company’s investment in Yuchai and applicable to Yuchai under Chinese law.

     Taxation of Dividends from Yuchai

     Dividends distributed by Yuchai to the Company can be remitted from China without any Chinese taxation. Although the Income Tax Law on Foreign Investment Enterprises and Foreign Enterprises (the “Foreign Investment Enterprise Tax Law”) provides that certain remittances of foreign exchange earnings from China are subject to Chinese withholding tax, dividends received by foreign investors from a foreign investment enterprise are exempt from withholding tax. Yuchai is qualified as a foreign investment enterprise and, as a result, withholding tax is not applicable to dividends received by the Company from Yuchai.

     Taxation of Disposition of Yuchai Shares

     In the event the Company transfers any of its current holding of the Yuchai Shares, the amount received in excess of its original capital contribution would be subject to Chinese withholding tax at a rate of 20%.

     In the event that Yuchai is liquidated, the portion of the balance of its net assets or remaining property, after deducting undistributed profits, various funds and liquidation expenses, that exceeds Yuchai’s paid-in capital would be income from liquidation, which would be subject to income tax at the same rate Yuchai would be subject to on its income as described under “— Income Tax”.

     Income Tax

     Yuchai is subject to the Foreign Investment Enterprise Tax Law. Pursuant to this law, Sino-foreign joint stock companies generally are subject to an income tax at a rate of 33%, including a national tax of 30% and a local tax of 3%. If an enterprise is located in specially designated regions, more favorable effective rates apply. The Foreign Investment Enterprise Tax Law generally exempts Sino-foreign joint stock companies engaged in manufacturing with an operation term of more than ten years from national and local income taxes for two years starting from the first profitable year of operations, followed by a 50% exemption for the next three years. The Detailed Rules for Performance of the Foreign Investment Enterprise Tax Law (the “Detailed Rules”) and the Guangxi Zhuang Autonomous Region Foreign Joint Venture Tax Incentives Regulation (the “Guangxi Tax Regulation”) generally provide a three-year extension of the 50% tax exemption if a company meets the standards of an advanced technology enterprise as defined under the regulation and will be or has been operating for at least ten years. The Foreign Investment Enterprise Tax Law and the Detailed Rules and the Guangxi Tax Regulation also generally provide for a tax reduction to a 15% tax rate for certain foreign-invested enterprises meeting the following criteria: (i) the enterprise is in an industry involving energy, transportation, port or special knowledge or technology, (ii) the enterprise is located in a coastal special economic zone and (iii) the enterprise has foreign investment exceeding US$30 million.

     Under the tax law and regulations described above, Yuchai is qualified for the reduced tax rate of 15%. As a Sino-foreign joint stock company, Yuchai was also exempt from Chinese income tax for the years 1994 and 1995 and was entitled to a 50% tax exemption for each of the years 1996 to 1998. In addition, Yuchai has obtained approval to extend the 50% tax exemption for three additional years from 1999 to 2001 based on its qualification as an advanced technology enterprise as defined under the relevant local tax law and regulations. However, based on current interpretations of the PRC income tax law, Yuchai will be subject to a minimum tax rate of 10% during this three-year extension. As a result, under current laws, Yuchai was subject to tax at a rate of 7.5% during the three years from 1996 through 1998 and a rate of 10% during the three years from 1999 through 2001. Since January 1, 2002, Yuchai is subject to tax at a rate of 15% so long as it continues to qualify as a foreign-invested enterprise eligible for such reduction.

     Value-Added Tax

     In addition to Chinese income tax, Yuchai is subject to tax on its sales. Effective January 1, 1994, the Value-Added Tax Provisional Regulations subject all goods produced or processed in China, other than real property and goods produced or processed for export, to a value-added tax (“VAT”) at each stage or sale in the process of manufacture, processing, distribution and sale to the ultimate consumer. The basic VAT rate is 17% of the sale price of the item, although certain goods are assessed at a preferential 13% VAT rate. The seller of the goods adds 17% to the sale price of the item, which is separately invoiced (except in the case of retail sales), and collects the applicable amount of VAT through the sale of the item. The amount of the seller’s VAT liability to the Taxation Bureau is calculated as the amount of sales multiplied by the applicable VAT rate. The amount of the seller’s VAT liability may be reduced by deducting the VAT included in the materials, parts and other items purchased by the seller and used in producing the goods.

     The Value-Added Tax Provisional Regulations do not permit the seller to deduct from its VAT liability the amount of VAT included in the purchase price of fixed assets purchased by the seller. Thus, although the book value of fixed assets, including plant and equipment, purchased by Yuchai will be the depreciated cost (ordinarily the purchase price plus VAT in the case of non-real property) of the fixed assets, Yuchai cannot deduct the amount of VAT paid at the time of such purchase from its VAT liability in respect of products sold.

     According to the Decision on the Use of Interim Regulations Concerning Value-Added Taxes, Consumption Taxes and Business Taxes on Foreign-Funded Enterprises and Foreign Enterprises adopted at the Fifth Meeting of the Eighth Standing Committee of the National People’s Congress on December 29, 1993, the increased tax payment from the tax obligations arising from the levy of the VAT, consumption taxes and business taxes will be refunded to foreign-funded enterprises established prior to December 31, 1993 upon their application and the relevant tax office’s approval, for a period of no more than five years. In August 1994, the Ministry of Finance and State Tax Bureau announced that foreign-funded enterprises that are exporters are exempt from VAT and consumption tax.

United States Federal Income Taxation

     This section describes the material United States Federal income tax consequences of owning shares of Common Stock. It applies to a U.S. Holder (as defined below) that holds the shares as capital assets for tax purposes. This section does not apply to a U.S. Holder that is a member of a special class of holders subject to special rules, including:

•	a financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a person that holds shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

     For purposes of this discussion, a U.S. Holder is a beneficial owner of shares that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate the income of which is subject to United States Federal income tax regardless of its source, or

•	a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     U.S. Holders should consult their own tax advisor regarding the United States Federal, state and local and other tax consequences of owning and disposing of shares in their particular circumstances.

     Taxation of Dividends

     Under the United States Federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States Federal income tax purposes). The dividend is ordinary income that the U.S. Holder must include in income when the dividend is actually or constructively received. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in the income of a U.S. Holder will be the U.S. dollar value of the Bermuda dollar payments made, determined at the spot Bermuda dollar/U.S. dollar rate on the date the dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares and thereafter as capital gain.

     For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, but generally will be treated separately, together with other items of “passive income” or “financial services income”.

     Taxation of Capital Gains

     Subject to the PFIC rules discussed below, upon the sale or other disposition of shares, a U.S. Holder will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. dollars, in such shares. Capital gain of a noncorporate U.S. Holder is generally taxed at a reduced rate where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     PFIC Rules

     The Company believes that its shares should not be treated as stock of a PFIC for United States Federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares (which election may be made only if the Company’s shares are “marketable stock”), gain realized on the sale or other disposition of such shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Documents on Display

     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Additional information may also be obtained over the internet at the SEC’s website at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

     The Company is subject to market rate risks due to fluctuations in interest rates. The majority of the Company’s debt is variable rate short-term and long-term Renminbi denominated loans obtained from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the People’s Bank of China, which are in turn affected by various factors such as the general economic conditions in China and the monetary polices of the Chinese government. There is no ready market in China for the Company to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks.

     The Company is exposed to foreign currency risk as a result of having to obtain certain key components used in the manufacturing of the 6112 heavy-duty engine from overseas suppliers. At December 31, 2002, the Company did not have any loans that were denominated in a foreign currency.

     The following table provide certain interest rate risk information regarding the Company’s short-term and long-term bank loans as of December 31, 2002:

		As of December 31, 2002				As of December 31, 2001

		Expected maturity
		dates		Total	Estimated
				carrying	fair	Total carrying	Estimated fair
		2003	2004	amount	value(2)	amount	value(2)

		(Expressed in Rmb thousands, except interest rate)
Floating rate debt:
(i)	Short-term bank loans denominated in Rmb	135,000	—	135,000	135,000	225,000	225,000
	Weighted average interest rate(1)	5.12%	—	5.12%		5.85%
(ii)	Long-term bank loans denominated in Rmb	130,000	50,000	180,000	180,000	220,000	220,000
	Weighted average interest rate(1)	5.94%	5.94%	5.94%		5.94%

(1)	Weighted average interest rate is calculated based on the estimated interest rates applicable to individual bank loans outstanding as of December 31, 2002 and 2001.

(2)	Fair value was estimated based on the floating interest rates applicable to similar loan instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     There has not been any dividend arrearage or other material delinquency with respect to preferred stock of either the Company or Yuchai.

     Yuchai has not paid the Company Rmb 245.7 million (US$29.7 million) in dividends declared in August 2002, and the Company has initiated arbitration proceedings to seek the release of this payment to the Company. The Company has not paid Coomber US$3.4 million in dividends declared in March 2003, pending release of the Rmb 245.7 million (US$29.7 million) in dividends owing from Yuchai to the Company. See also “Item 3. Key Information—Dividends” and “Item 8. Financial Information—Legal Proceedings”.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Securities and Exchange Act of 1934, as amended reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable level of assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

     In the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective, subject to the following qualification.

     After the Company initiated legal proceedings described in “Item 8. Financial Information—Legal Proceedings”, management of Yuchai determined that the two senior managers of the Company, who have been seconded to Yuchai, were to be excluded from the premises and denied access to certain operating and financial information with respect to Yuchai, which they had regularly received. For the past 10 years, pursuant to resolutions of the Yuchai board of directors and other contractual arrangements, representatives of the Company have been stationed at Yuchai’s offices to monitor Yuchai’s performance, books, records and to provide the Company with access to records necessary for it to comply with U.S. securities laws and financial reporting. The Company has attempted to have these two senior managers reinstated, but has been unsuccessful to date. Alternative arrangements satisfactory to the Company have been put in place to allow the Company to continue to monitor Yuchai’s performance, books, records and to provide the Company with access to records necessary for it to comply with U.S. securities laws and financial reporting.

     Other than as described above, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     Not Applicable.

ITEM 16B. CODE OF ETHICS.

     Not Applicable.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES.

     Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

Index to Financial Statements

China Yuchai International Limited

ITEM 19. EXHIBITS.

Exhibits to this Annual Report:

1.1	Memorandum of Association of China Yuchai International Limited (the “Registrant”) (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9,1994 (File No. 33-86162) (the “Form F-1”)).

1.2	By-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders’ Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia (“HLA”) and China Everbright Holdings Company Limited (“EB Holdings”) (incorporated herein by reference to the Form F-1).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between EB Holdings and HLA (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (the “Form 20-F FY 2001”).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

4.1	Contract for the Subscription of Foreign Common Shares in Guangxi Yuchai Machinery Company Limited (“Yuchai”) and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited, with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd. and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among the Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd., and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among the Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd,. and the Registrant (incorporated herein by reference to the Form F-1).

4.5	Form of Subscription Agreement between the Registrant, its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to the Form F-1).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to the Form F-1).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994, with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment Agreement, dated November 1, 2001, between the Registrant and Wang Jianming (incorporated herein by reference to the Form 20-F FY 2001).

8.1	Subsidiaries of the Registrant.

12.1	Independent Auditors’ Consent.

12.2	Certifications furnished (not filed) pursuant to Section 906 of the Sarbanes-Oxley Act.

SIGNATURES AND CERTIFICATIONS

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA YUCHAI INTERNATIONAL LIMITED

	By:	/s/ Philip TING Sii Tien

Philip TING Sii Tien Chief Financial Officer

Date: July 15, 2003

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Wrixon Frank Gasteen, certify that:

1.	I have reviewed this annual report on Form 20-F of China Yuchai International Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated July 15, 2003.

	By:	/s/ Wrixon Frank Gasteen

Wrixon Frank Gasteen Chief Executive Officer

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Philip Ting Sii Tien, certify that:

1.	I have reviewed this annual report on Form 20-F of China Yuchai International Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated July 15, 2003.

	By:	/s/ Philip Ting Sii Tien

Philip Ting Sii Tien Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of China Yuchai International Limited (“the Registrant”) (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9,1994 (File No. 33-86162) (the “Form F-1”)).

1.2	By-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders’ Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia (“HLA”) and China Everbright Holdings Company Limited (“EB Holdings”) (incorporated herein by reference to the Form F-1).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited (“Yuchai”) and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and

Exhibit Number	Description of Exhibit	Sequential Page Number

October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Ptd Ltd., HL Technology Systems Pte Ltd. and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to the Form F-1).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to the Form F-1).

Exhibit Number	Description of Exhibit

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994 with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment agreement, dated November 1, 2001, between the Registrant and Wang Jianming (incorporated herein by reference to the Form 20-F FY 2001).

8.1	Subsidiaries of the Registrant.

12.1	Independent Auditors’ Consent.

12.2	Certifications furnished (not filed) pursuant to Section 906 of the Sarbanes-Oxley Act.

CHINA YUCHAI INTERNATIONAL LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(With Independent Auditors’ Report Thereon)

Index to Financial Statements

China Yuchai International Limited

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
China Yuchai International Limited (the “Company”)

     We have audited the accompanying consolidated balance sheets of the Company and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2002, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Notes 3(n) and 16 to the consolidated financial statements, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, issued by Financial Accounting Standards Boards.

     As discussed in Note 30 to the consolidated financial statements, certain subsequent events have occurred with respect to the Company’s primary subsidiary, Guangxi Yuchai Machinery Company Limited.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 3(i) to the consolidated financial statements.

/s/  KPMG

Certified Public Accountants
Hong Kong
March 31, 2003, except for Note 30, as to which the date is July 15, 2003

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For Years Ended December 31, 2000, 2001 and 2002

(Rmb and US$ amounts expressed
in thousands, except share data)

	Note	Year ended December 31,

		2000	2001	2002	2002

		Rmb	Rmb	Rmb	US$
Net sales	29	1,414,527	1,783,329	3,513,047	424,455
Cost of goods sold	4	960,079	1,183,403	2,371,080	286,480

Gross profit		454,448	599,926	1,141,967	137,975
Research and development cost	3 (m)	49,011	44,721	75,532	9,126
Selling, general and administrative expense	3 (m), 4, 24 (b)	298,361	243,231	426,128	51,486
Amortization of goodwill	3(n), 16	16,859	16,859	—	—

Operating income		90,217	295,115	640,307	77,363
Interest cost	5	27,886	29,784	25,144	3,038
Other income, net	6	(1,685)	(3,858)	(10,287)	(1,243)

Income before income taxes and minority interests		64,016	269,189	625,450	75,568
Income tax expense/(credit)	7	10,682	(63,584)	83,242	10,057

Income before minority interests		53,334	332,773	542,208	65,511
Minority interests in income of consolidated subsidiaries		16,256	82,386	129,775	15,680

Net income		37,078	250,387	412,433	49,831

Net income attributable to common shares
Basic and diluted	3 (l)	1.05	7.09	11.67	1.41

Weighted average number of shares	3 (l)	35,340,000	35,340,000	35,340,000	35,340,000

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2001 and 2002

(Rmb and US$ amounts expressed in thousands)

	Note	December 31,

		2001	2002	2002

		Rmb	Rmb	US$
ASSETS
Current Assets
Cash and cash equivalents		409,193	643,200	77,713
Trade accounts receivable, net	8	773,789	1,003,135	121,201
Amounts due from related companies	9, 24 (c)	20,915	16,367	1,978
Inventories, net	10	544,669	843,229	101,881
Prepaid expenses		181,825	102,248	12,354
Other receivables	11	27,349	18,718	2,262

Total Current Assets		1,957,740	2,626,897	317,389
Property, plant and equipment, net	12	815,880	772,968	93,391
Construction in progress	13	53,975	121,867	14,724
Lease prepayments, net	14	85,660	85,576	10,340
Investments	15	5,705	5,705	689
Amount due from a related company	9, 24 (c)	12,673	9,990	1,207
Goodwill		212,636	212,636	25,691
Deferred income taxes	7	118,599	149,820	18,102

Total Assets		3,262,868	3,985,459	481,533

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank loans	17 (a)	225,000	135,000	16,311
Current installments of long-term bank loans	17 (b)	40,000	130,000	15,707
Amount due to the holding company	24 (e)	9,774	2,100	254
Amounts due to related companies	9, 24 (c)	11,714	25,409	3,070
Trade accounts payable		349,313	628,901	75,985
Income taxes payable		5,150	58,410	7,057
Accrued expense and other liabilities	18	216,327	306,245	37,001

Total Current Liabilities		857,278	1,286,065	155,385
Long-term bank loans, excluding current installments	17 (b)	180,000	50,000	6,041

Total Liabilities carried forward		1,037,278	1,336,065	161,426

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
As of December 31, 2001 and 2002

(Rmb and US$ amounts expressed in thousands,
except share data)

	Note	December 31,

		2001	2002	2002

		Rmb	Rmb	US$
Total Liabilities brought forward		1,037,278	1,336,065	161,426

Minority Interests		420,545	487,491	58,900

Stockholders’ Equity
Common stock		30,349	30,349	3,667
Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 35,340,000 shares at December 31, 2001 and 2002
Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2001 and 2002
Contributed surplus		1,486,934	1,486,934	179,655
Statutory reserves	20	118,684	170,806	20,636
Retained earnings		169,078	473,814	57,249

Total Stockholders’ Equity		1,805,045	2,161,903	261,207
Commitments and contingencies	21, 22

Total Liabilities and Stockholders’ Equity		3,262,868	3,985,459	481,533

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 31, 2000, 2001 and 2002
(Rmb and US$ amounts expressed in thousands)

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Cash provided by operating activities
Net income	37,078	250,387	412,433	49,831
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	123,341	111,292	117,968	14,252
Amortization of lease prepayments	2,640	2,388	904	109
Impairment of property, plant and equipment	—	—	23,120	2,793
Loss on disposal of property, plant and equipment	1,194	249	7,276	879
Deferred income taxes	(1,873)	(94,404)	(31,221)	(3,772)
Amortization of goodwill	16,859	16,859	—	—
Minority interests	16,256	82,386	129,775	15,680
Decrease/(increase) in assets
Inventories	(76,703)	(175,774)	(298,560)	(36,073)
Amounts due from/(to) related companies	(2,576)	40,965	20,926	2,528
Trade accounts receivable, net	(53,310)	(245,225)	(229,346)	(27,710)
Prepaid expenses	(16,102)	(106,485)	79,577	9,615
Other receivables	(5,162)	2,826	8,631	1,043
Increase/(decrease) in liabilities
Trade accounts payable	84,255	136,785	279,588	33,781
Income taxes payable	(1,650)	5,743	53,260	6,435
Accrued expenses and other liabilities	43,944	30,474	92,843	11,217
Amount due to holding company	2,544	807	(7,674)	(927)

Net cash provided by operating activities	170,735	59,273	659,500	79,681

Cash flow from investing activities
Purchase of property, plant and equipment, lease prepayments and construction in progress	(14,958)	(43,043)	(174,850)	(21,125)
Proceeds from disposal of property, plant and equipment	83	298	686	83
Proceeds from redemption of government bonds	800	63	—	—

Net cash used in investing activities	(14,075)	(42,682)	(174,164)	(21,042)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For Years Ended December 31, 2000, 2001 and 2002
(Rmb and US$ amounts expressed in thousands)

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Cash flow from financing activities
Proceeds from short-term bank loans	265,000	215,000	135,000	16,311
Proceeds from long-term bank loans	170,000	80,000	—	—
Repayment of short-term bank loans	(140,000)	(225,000)	(225,000)	(27,185)
Repayment of long-term bank loans	(294,800)	(70,000)	(40,000)	(4,833)
Capital contribution from minority shareholders	229	164	—	—
Dividend paid by subsidiaries to minority shareholders	(22,316)	(22,316)	(62,829)	(7,591)
Dividend paid to shareholders	(2,925)	(2,925)	(58,500)	(7,068)

Net cash used in financing activities	(24,812)	(25,077)	(251,329)	(30,366)

Net increase/(decrease) in cash and cash equivalents	131,848	(8,486)	234,007	28,274
Cash and cash equivalents at beginning of year	285,831	417,679	409,193	49,439

Cash and cash equivalents at end of year	417,679	409,193	643,200	77,713

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest, net of amount capitalized	27,886	29,784	25,144	3,038
Income taxes	14,205	25,077	61,203	7,394

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For Years Ended December 31, 2000, 2001 and 2002

(Rmb and US$ amounts expressed in thousands,
except per share data)

					(Accumulated	Total
		Common	Contributed	Statutory	deficits)/Retained	stockholders'
	Note	stock	surplus	reserves	earnings	equity

		Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2000		30,349	1,486,934	108,095	(99,023)	1,526,355
Net income		—	—	—	37,078	37,078
Transfer to statutory reserves	20	—	—	9,691	(9,691)	—
Dividend declared (US$0.01 per share)		—	—	—	(2,925)	(2,925)

Balance at December 31, 2000		30,349	1,486,934	117,786	(74,561)	1,560,508
Net income		—	—	—	250,387	250,387
Transfer to statutory reserves	20	—	—	898	(898)	—
Dividend declared (US$0.02 per share)		—	—	—	(5,850)	(5,850)

Balance at December 31, 2001		30,349	1,486,934	118,684	169,078	1,805,045
Net income		—	—	—	412,433	412,433
Transfer to statutory reserves	20	—	—	52,122	(52,122)	—
Dividend declared (US$0.19 per share)		—	—	—	(55,575)	(55,575)

Balance at December 31, 2002		30,349	1,486,934	170,806	473,814	2,161,903

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Background and Principal Activities

China Yuchai International Limited (the “Company”) was incorporated under the laws of Bermuda on April 29, 1993. The Company was established to acquire a controlling interest in Guangxi Yuchai Machinery Company Limited (“Yuchai”), a Sino-foreign joint stock company which manufactures, assembles and sells diesel engines in the People’s Republic of China (the “PRC”). The principal markets for Yuchai’s diesel engines are medium-duty truck manufacturers in the PRC.

The Company owns, through six of its wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai which it acquired through a series of share transfer, purchase and subscription transactions entered into between 1993 and 1994. In connection with these transactions, the Company recorded goodwill of Rmb 337,164. Guangxi Yuchai Machinery Holdings Company Limited (the “State Holding Company”), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai.

In December 1994, the Company issued a special share (the “Special Share”) at par value of US$0.10 to Diesel Machinery (BVI) Limited (“DML”), a holding company of the Company, controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited (“HLC”). The Special Share entitles its holder designate the majority of the Company’s Board of Directors (six of eleven). The Special Share is not transferable except to Hong Leong Asia Ltd. (“HLA”), the holding company of HLC, or any of its affiliates. Since virtually all decisions can be made by a majority of the Board of Directors of the Company, following the initial public offering of the Company, HLA is deemed to have control of the Company and Yuchai. HLA is the only party that can initiate any action to lose control of the Company.

During 2002, following the decision of DML shareholders to dissolve DML, DML redeemed all the redeemable stock issued by it to its shareholders and as consideration for the redemption, DML transferred all its shares of the Company to its shareholders, which included HLC and its wholly-owned subsidiary, HL Technology Systems Pte Ltd (“HLT”), currently one of the Company’s substantial shareholders. Following the above redemption exercise, DML was eventually wound up in early 2003. The Special Share was transferred from DML to HLT, an affiliate of HLA. The Company considers its holding company at December 31, 2002 to be HLA.

The State Holding Company had the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share, pursuant to its entitlement to pre-emptive rights to subscribe pro rata in accordance with its ownership percentage for any new Yuchai shares at a price and on terms equivalent to those offered to other shareholders of Yuchai. Such subscription right had an original termination date of December 1998 and was extended to March 31, 2002. Such subscription right was not exercised by the State Holding Company by March 31, 2002 and has lapsed.

Yuchai established two companies, namely Yuchai Machinery Monopoly Company Limited (“YMMC”) and Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited (“GYSPM”) in 2000. These companies are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. Yuchai holds an equity interest of 71.83% and 97.14% respectively in these companies while the State Holding Company holds the remaining equity interest therein. As at December 31, 2002, YMMC had direct interests in nineteen (2001: fifteen) subsidiaries, which are involved in the trading and distribution of spare parts of diesel engines, all of which are established in the PRC.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Background and Principal Activities (continued)

The particulars of the Company’s subsidiaries are set out below:

Name of company	Registered	Attributable equity		Principal activities
	capital	interests
	Rmb	Direct	Indirect

Guangxi Yuchai Machinery Company Limited	472,989	76.41%	—	Manufacturing, assembling and selling diesel engines in the PRC

Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited	90,170	—	74.22%	Manufacturing and selling spare parts of diesel engines in the PRC

Yuchai Machinery Monopoly Company Limited	30,000	—	54.89%	Trading of spare parts of diesel engines in the PRC

Hangzhou Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Nanchang Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Xiamen Yuchai Machinery Monopoly Company Limited	520	—	54.89%	Trading of spare parts of diesel engines in the PRC

Wulumuqi Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Guiyang Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Guangzhou Yuchai Machinery Monopoly Company Limited	550	—	27.99%	Trading of spare parts of diesel engines in the PRC

Chengdu Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Nanjing Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Background and Principal Activities (continued)

Name of company	Registered	Attributable equity		Principal activities
	capital	interests
	Rmb	Direct	Indirect

Xian Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Hefei Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Shijiazhuang Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Changsha Yuchai Machinery Monopoly Company Limited	550	—	54.89%	Trading of spare parts of diesel engines in the PRC

Jinan Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Chongqing Yuchai Machinery Monopoly Company Limited	550	—	43.91%	Trading of spare parts of diesel engines in the PRC

Wuhan Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Zhengzhou Yuchai Machinery Monopoly Company Limited	520	—	54.89%	Trading of spare parts of diesel engines in the PRC

Kunming Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Shenyang Yuchai Machinery Monopoly Company Limited	530	—	54.89%	Trading of spare parts of diesel engines in the PRC

Lanzhou Yuchai Machinery Monopoly Company Limited	530	—	54.89%	Trading of spare parts of diesel engines in the PRC

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This basis of accounting differs from that used in the statutory financial statements of Yuchai, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to joint stock companies as promulgated by the Ministry of Finance of the PRC (“PRC GAAP”).

The significant adjustments made to conform to U.S. GAAP include the following:

(i)	Recognition of capitalized interest under U.S. GAAP methodology;

(ii)	Elimination of a reversal of impairment losses on plant and equipment and construction in progress, which were made in the financial year ended December 31, 1997;

(iii)	Recognition of fair value adjustment for receivables; and

(iv)	Deferred tax effect on the items (i), (ii) and (iii) above.

3.	Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (see Note 1). All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, the Company considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Company’s cash is restricted as to withdrawal. See Note 25 for discussion of restrictions on the Rmb.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of Significant Accounting Policies and Practices (continued)

(d) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labour and an attributable portion of production overheads.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Buildings	30 to 40 years
Machinery and equipment	5 to 15 years

(f) Construction in Progress

Construction in progress represents factories and office buildings under construction and plant and machinery pending installation. All direct costs relating to the acquisition or construction of buildings and plant and machinery, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Construction of plant is considered to be complete on the date when the plant is ready for its intended use notwithstanding whether the plant is capable of producing saleable output in commercial quantities.

(g) Lease prepayments

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights which are 40 to 50 years. At December 31, 2002, lease prepayments have been presented in a separate balance sheet caption. Accordingly, the comparative amount at December 31, 2001 which was previously included in property, plant and equipment was reclassified to conform with the current year’s presentation.

(h) Investments

Investments in unlisted equity securities are stated at cost less provision for impairment loss, if any. In the opinion of management, there is no impairment in the value of investments.

It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of Significant Accounting Policies and Practices (continued)

(h) Investments (continued)

excessive considering the materiality of the equity investment to Yuchai. Yuchai does not believe the effect on the Company’s consolidated financial statements would be material if the carrying value of the equity investment is different from its fair value.

(i) Translation of Foreign Currencies

Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China at the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at rates quoted by the People’s Bank of China ruling at the balance sheet date. The resulting exchange differences are recorded in the statements of income.

The Company’s functional and reporting currency is Renminbi and its sole operating asset and source of cash flows is its investment in Yuchai and its subsidiaries. For the United States dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts were translated into United States dollars at the rate of US$1.00 = Rmb 8.2766, the rate quoted by the People’s Bank of China at the close of business on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2002 or at any other date.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carry forward. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to forecasted taxable income in future years in which those temporary differences are expected to be recovered or settled. The Company believes that the forecasted taxable income in future years are appropriate. However, forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material revisions to the valuation allowance for deferred tax assets.

(k) Net Sales

The Company recognizes sales when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of Significant Accounting Policies and Practices (continued)

(k) Net Sales (continued)

Net sales represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. Yuchai and its subsidiaries are subject to VAT which is levied on the majority of Yuchai and its subsidiaries’ products at the rate of 17% on the invoiced value of sales.

Output VAT is borne by customers in addition to the invoiced value of sales. VAT paid by Yuchai and its subsidiaries on its purchases is recoverable out of VAT collected from its customers on its sales.

(l) Basic and Diluted Earnings Per Share

Basic earnings per share (“EPS”) excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in issuance of common stock that then shared in earnings.

The EPS reconciliation of the Company is as follows:

		Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Net income applicable to common shares	37,078	250,387	412,433	49,831

Basic earnings per share
Weighted average common shares outstanding during the year	35,340,000	35,340,000	35,340,000	35,340,000

Basic earnings per share of common stock	1.05	7.09	11.67	1.41

Diluted earnings per share
Weighted average common shares outstanding during the year	35,340,000	35,340,000	35,340,000	35,340,000
Increase in shares which would result from exercise of stock options	—	—	—	—

Weighted average common shares, assuming conversion of the above securities	35,340,000	35,340,000	35,340,000	35,340,000

Diluted earnings per share of common stock	1.05	7.09	11.67	1.41

The State Holding Company had the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share (see Note 1). Such subscription right had an original termination date of December 1998 and was extended to March 31, 2002. Such subscription right was not exercised by the State Holding Company and has lapsed. Such subscription right was not included in the computation of diluted EPS because the effect was anti-dilutive.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of Significant Accounting Policies and Practices (continued)

(m) Advertising, Research and Development Costs

Advertising, research and development costs are expensed as incurred. Advertising costs amounted to Rmb 22,353, Rmb 17,846 and Rmb 31,935 (US$3,858), respectively, for the years ended December 31, 2000, 2001 and 2002. Research and development costs amounted to Rmb 49,011, Rmb 44,721 and Rmb 75,532 (US$9,126), respectively, for the years ended December 31, 2000, 2001 and 2002.

(n) Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No.142, “Goodwill and Other Intangible Assets”, as of January 1, 2002. Goodwill acquired in a purchase business combination and intangibles determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its single reporting unit, which is Yuchai and determined the carrying value of the reporting unit by assigning the assets and liabilities, including the existing goodwill, to this reporting unit as of January 1, 2002. The Company determined the fair value of the reporting unit and compared it to the carrying amount of the reporting unit. The fair value of the reporting unit exceeded its carrying amount as of January 1, 2002. However, under the circumstance that the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform a second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. In this step, the Company would compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 20 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of Significant Accounting Policies and Practices (continued)

(o) Product Warranty

The Company provides for estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, which the Company provides free repair and replacement. Warranties generally extend for a period of 12 months to 18 months or 120,000 kilometres to 180,000 kilometres, whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per units of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year-end.

(p) Segmental Reporting

SAFS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company’s principal operations comprise the manufacture and distribution of light-duty, medium-duty and heavy-duty diesel engines. The Company combines these operations into a single operating segment as they are expected to exhibit similar future economic characteristics. In view of the fact that the operations of Company and its subsidiaries are almost entirely within the PRC, no geographical segment information is presented.

(q) Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, construction in progress and lease prepayments; fair value adjustment of receivable from a related party; valuation allowances for receivables and inventories; and allowance for sales discounts and warranty costs. Actual results could differ from those estimates.

(r) Impairment of Long-Lived Assets

SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not materially affect the Company’s financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of Significant Accounting Policies and Practices (continued)

(r) Impairment of Long-Lived Assets (continued)

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

(s) Commitments and Contingencies

Liabilities for loss contingencies, including arising from claims, assessments, litigation, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(t) Stock Option Plan

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 and SFAS No. 148. No stock options have been granted since the inception of the Company’s stock option plan. See also Note 24(g) for further discussion on Stock Option Plan.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of Significant Accounting Policies and Practices (continued)

(u) Comprehensive income

Management is not aware of any other comprehensive income for the year ended December 31, 2000, 2001 and 2002.

(v) Recently Issued Accounting Standards

SFAS No. 143

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived-assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company is also required to record a corresponding asset, if any, that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company’s consolidated financial statements.

SFAS No. 145

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No 4 were applied in 2002. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material effect on the Company’s consolidated financial statements.

SFAS No. 146

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material effect on the Company’s consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of Significant Accounting Policies and Practices (continued)

(v) Recently Issued Accounting Standards (continued)

Interpretation No. 45

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued including warranty obligation. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods that end after December 15, 2002. Other than product warranties, which have been disclosed pursuant to the Interpretation, the Company has not issued any guarantees as at December 31, 2002, therefore, the application of Interpretation No. 45 was not expected to have a material effect on the Company’s consolidated financial statements.

SFAS No. 148

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. The board of directors of the Company has not granted any stock options to the employees, therefore, the adoption of SFAS No. 148 is not expected to have a material effect on the Company’s consolidated financial statements.

Interpretation No. 46

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company’s financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is currently assessing the effect that the application of this Interpretation will have on its consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of Significant Accounting Policies and Practices (continued)

(w) Recently Issued Accounting Standards (continued)

SFAS No. 149

In April 2003, the FASB issued SFAS No. 149, “Accounting for Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133 (“Accounting for Derivative Instruments and Hedging Activities”). SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 will be applied prospectively. The Company is currently assessing the effect that the application of SFAS No. 149 will have on its consolidated financial statements.

SFAS No. 150

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the effect that the application of SFAS No. 150 will have on its consolidated financial statements.

4.	Depreciation, Sales Commissions, Shipping and Handling Expenses

Depreciation of property, plant and equipment and amortization of lease prepayments is included in the following captions:

		Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Cost of goods sold	101,341	91,612	93,237	11,265
Selling, general and administrative expense	24,640	22,068	25,635	3,097

	125,981	113,680	118,872	14,362

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Depreciation, Sales Commissions, Shipping and Handling Expenses (continued)

Sales commissions to sales agents incurred by the Company are included in the following caption:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Selling, general and administrative expense	18,090	12,583	17,721	2,141

Sales related shipping and handling expenses incurred by the Company and not separately billed to customers are included in the following caption:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Selling, general and administrative expense	21,113	30,383	49,696	6,004

5.	Interest Cost

The company capitalizes interest cost as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2000, 2001 and 2002:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Interest cost capitalized	2,711	2,214	4,598	556
Interest cost charged to income	27,886	29,784	25,144	3,038

Total interest cost incurred	30,597	31,998	29,742	3,594

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Other Income, net

Other income, net consist of:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Interest income	(6,261)	(9,558)	(4,664)	(564)
Foreign exchange loss, net	74	—	639	77
Other	4,502	5,700	(6,262)	(756)

	(1,685)	(3,858)	(10,287)	(1,243)

7.	Income Taxes Expense/(Credit)

Bermuda Tax

The Company was incorporated under the laws of Bermuda and, under current Bermuda laws, is not subject to tax on income or on capital gains.

The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profit, income or any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax at least until the year 2016.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Income Taxes Expense/(Credit) (Continued)

PRC Income Tax

As Yuchai is a Sino-foreign enterprise, its PRC income tax rate is 15% under the relevant PRC income tax laws.

An extension of the reduction in the PRC income tax rate to 10% for the three years ended December 31, 2001 was granted to Yuchai pursuant to the relevant PRC income tax laws (the “tax holiday”). The 10% rate was based on the interpretations of the PRC income tax law that subjects entities such as Yuchai to a minimum tax rate of 10% following an extension of the initial tax holiday.

As a result of the above tax holiday, Yuchai was subject to PRC income taxes at a rate of 10% in 2000 and 2001, and 15% in 2002.

If Yuchai was not in a tax holiday period, income tax expense for the years ended December 31, 2000 and 2001 would have increased by Rmb 4,747 and Rmb 42,489 respectively. Net income for the years ended December 31, 2000 and 2001 would have reduced by Rmb 3,627 or Rmb 0.10 per share and Rmb 32,464 or Rmb 0.92 per share respectively.

The PRC income tax rates of Yuchai’s subsidiaries under the relevant PRC income tax laws are as follows:

Year ended December 31,	PRC income tax rate

2000	33%
2001	33%
2002	15% - 33%

Income tax expense/(credit) in the consolidated statements of income consists of:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Current tax expense	12,555	30,820	114,463	13,829
Deferred tax benefit	(1,873)	(94,404)	(31,221)	(3,772)

	10,682	(63,584)	83,242	10,057

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Income Taxes Expense/(Credit) (Continued)

The net tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2002 for the following reasons:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Computed “expected” tax expense	9,602	40,378	93,818	11,335
Adjustments resulting from:
Non-deductible staff expenses	3,923	1,000	401	48
Non-deductible business entertainment	1,375	773	442	53
Non-deductible goodwill amortization	2,529	2,529	—	—
Other non-deductible expenses	—	325	88	11
Deductible expenses previously recognized as non-deductible items	—	—	(13,358)	(1,614)
Rate differential of subsidiaries tax assets	—	—	1,851	224
Change in valuation allowance for deferred tax assets	(2,000)	(66,100)	—	—
Tax holiday	(4,747)	(42,489)	—	—

Net tax expense	10,682	(63,584)	83,242	10,057

Certain expenses totalling Rmb 13,358 have been previously included by the relevant tax authorities as non-deductible in the period in which they were recorded. During the year ended December 31, 2002, deductibility of such expenses was agreed by the tax authorities.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Income Taxes Expense/(Credit) (Continued)

The significant components of deferred income tax benefit attributable to income for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Deferred tax expense/ (benefit)	127	(28,304)	(31,221)	(3,772)
Decrease in beginning of the year balance of the valuation allowance for deferred tax assets	(2,000)	(66,100)	—	—

	(1,873)	(94,404)	(31,221)	(3,772)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 and 2002 are presented below:

	Year ended December 31,

	2001	2002	2002

	Rmb	Rmb	US$
Allowance for doubtful accounts	23,996	24,378	2,946
Fair value adjustment for amount due from a related party	3,000	1,019	123
Property, plant and equipment	78,635	78,051	9,430
Accrued liabilities	5,862	35,914	4,339
Allowance for inventories	7,106	10,458	1,264

Total gross deferred tax assets	118,599	149,820	18,102
Less: valuation allowance	—	—	—

Net deferred tax assets	118,599	149,820	18,102

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Income Taxes Expense/(Credit) (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately Rmb 998,800. Taxable income for the years ended December 31, 2000, 2001 and 2002 amounted to Rmb 113,144, Rmb 235,096 and Rmb 692,542, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2002.

8.	Trade Accounts Receivable, Net

Trade accounts receivable, net comprise:

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$
Trade accounts receivable	568,428	450,127	54,385
Less: allowance for doubtful accounts	164,924	158,075	19,099

	403,504	292,052	35,286
Bills receivable	370,285	711,083	85,915

	773,789	1,003,135	121,201

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

     8.     Trade Accounts Receivable, Net (Continued)

An analysis of the allowance for doubtful accounts for 2000, 2001 and 2002 is as follows:

	December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Balance at beginning of year	172,225	201,533	164,924	19,927
Allowance charged to income statement	29,308	—	—	—
(Written back) to income statement	—	(36,609)	(6,849)	(828)

Balance at end of year	201,533	164,924	158,075	19,099

At December 31, 2001 and 2002, gross trade accounts receivable due from major customers, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”), were Rmb 290,148 and Rmb 140,781, respectively. In establishing the allowance for doubtful accounts, the Company considered all known facts and conditions of its customer base, and the general macroeconomic conditions in the PRC. See also Note 29 for further discussion of business concentration risk.

9.	Amounts Due From/ To Related Companies

Amounts due from related companies comprise:

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$

Due within one year	20,915	16,367	1,978
Due over one year	12,673	9,990	1,207

	33,588	26,357	3,185

Amounts due to related companies comprise:

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$
Due within one year	11,714	25,409	3,070

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Amounts Due From/ To Related Companies (Continued)

Related companies include the State Holding Company and its subsidiaries and associated companies. The amounts due from/to related companies are unsecured and interest free. All the balances are repayable on demand, except for an amount due from Guangxi Yuchai Machinery & Electrical Company (“GYMEC”), a wholly-owned subsidiary of the State Holding Company. The directors consider that the amount due from GYMEC will not be settled within one year and hence the amount is classified as a long term receivable in the consolidated balance sheets. Amount due from GYMEC is recorded at its net present value based on a discount rate of 5.94% generally available for discounting similar instruments with banks in the PRC. See Note 24.

10.	Inventories, net

Inventories comprise:

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$
Raw materials	350,534	426,950	51,585
Work in progress	52,234	112,459	13,588
Finished goods	141,901	303,820	36,708

	544,669	843,229	101,881

11.	Other Receivables

Other receivables comprise:

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$
VAT recoverable	—	8,927	1,079
Amounts due from suppliers, net	4,900	—	—
Staff loans	7,457	6,877	831
Deposits	10,000	—	—
Other	4,992	2,914	352

	27,349	18,718	2,262

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

11. Other Receivables (continued)

Amounts due from suppliers were stated after allowance for doubtful balances, totalling Rmb 4,119 and Rmb 6,036, respectively, at December 31, 2001 and 2002. An analysis of the allowance for doubtful balances due from suppliers is as follows:

	December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$

Balance at beginning of year	8,344	4,119	4,119	498
Allowance charged to income statement	—	—	1,917	232
Allowance written off	(4,225)	—	—	—

Balance at end of year	4,119	4,119	6,036	730

Amounts due from suppliers at December 31, 2001 included a balance of Rmb 2,500, which carried interest at the prevailing bank interest rate, approximately 5.94% per annum in 2001. The balance was settled in 2002.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Property, Plant and Equipment, Net

Property, plant and equipment, net comprise:

		December 31,

	2001	2002	2002

	Rmb	Rmb	US$
Buildings	359,038	490,685	59,286
Machinery and equipment	1,242,229	1,195,889	144,489

	1,601,267	1,686,574	203,775
Less accumulated depreciation and impairment loss	785,387	913,606	110,384

Net property, plant and equipment	815,880	772,968	93,391

Management has conducted a review on the conditions of the property, plant and equipment and identified that certain property, plant and equipment mainly related to the 6105 production line were no longer used in production due to the introduction of replacement property, plant and equipment. This change required an impairment analysis to be performed in accordance to SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets were therefore reduced to fair value. This resulted in an impairment loss of Rmb 23,120, which has been included in “Selling, General and Administration expense” in 2002. Management estimated fair value using internal appraisals and value of similar assets in the market.

All of Yuchai and its subsidiaries’ buildings are located in the PRC.

As of December 31, 2002, certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb 98,901 (2001: Rmb 291,386) were pledged as security under certain bank loan arrangements (see Note 17).

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

12. Property, Plant and Equipment, Net (Continued)

Loss on disposal of property, plant and equipment for the years ended December 31, 2000, 2001 and 2002 is included in “Selling, general and administrative expense” as follows:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$

Loss on disposal of property, plant and equipment	1,194	249	7,276	879

The Company has several non-cancelable operating leases, primarily for offices and warehouses that expire over the next five years. These leases generally contain renewal options for periods ranging from one year to three years. Rental expense for operating leases is included in “Selling, general and administrative expense” as follows:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Rental expense	6,859	6,965	4,241	512

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

12. Property, Plant and Equipment, Net (Continued)

Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2002 are:

Year ending December 31,	Operating lease payments

	Rmb	US$
2003	1,835	222
2004	686	83
2005	331	40
2006	146	18

	2,998	363

13. Construction In Progress

Construction in progress comprises capital expenditures relating to the construction of facilities and assembly lines for the following projects:

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$
Diesel engine projects - 6105QF/ 6108QC projects	41,474	19,860	2,400
Factories auxiliary facilities	10,718	21,250	2,567
Diesel engine projects - 6113/4113 projects	—	18,789	2,270
Office building	—	50,108	6,054
Others	1,783	11,860	1,433

	53,975	121,867	14,724

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

14. Lease prepayments, Net

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$
Lease prepayments	98,355	99,175	11,982
Less: accumulated amortization	12,695	13,599	1,642

Net lease prepayments	85,660	85,576	10,340

The land on which the Company’s buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 40 to 50 years in respect of such land.

As of December 31, 2002, land use rights of Yuchai with a carrying amount of Rmb 17,430 (2001: nil) were pledged as security under certain short-term bank loan arrangements (see Note 17(a)).

15. Investments

Non-current investments represent an equity interest in Yuchai/ASIMCO Components Company Limited (“YACC”) which was established as a joint venture in the Cayman Islands on June 30, 1994. Yuchai’s effective interest in the common stock of YACC was 4.73%.

The fair value of the unlisted equity investments cannot be measured reliably because they are not traded in an open market and there were no transactions for the investments during the year. The unlisted equity investments are stated at cost as management considers no indication of impairment in view of the profitability of the YACC.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

16. Goodwill

Amortization expense related to goodwill was Rmb16,859 for the years ended December 31, 2000 and 2001. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in each year presented:

	December 31,

	2000	2001

	Rmb	Rmb
Reported net income	37,078	250,387
Add back goodwill amortization	16,859	16,859

Adjusted net income	53,937	267,246

Basic and diluted earnings per share:
Reported basic and diluted earnings per share	1.05	7.09
Goodwill amortization	0.48	0.48

Adjusted basic and diluted earnings per share	1.53	7.57

Average number of shares outstanding:
Basic and diluted	35,340,000	35,340,000

There is no change in the carrying amount of goodwill for the year ended December 31, 2002.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

17. Debt

(a)	Short-term Bank Loans

Short-term bank loans were denominated in Renminbi as follows:

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$
Rmb denominated loans	225,000	135,000	16,311

The weighted average interest rate of short-term bank loans at December 31, 2001 and 2002 was 5.85% and 5.12% per annum, respectively.

As of December 31, 2002, short-term bank loans of Rmb 10,000 (2001: nil) were secured by the pledge of land use rights (see Note 14).

(b)	Long-term Bank Loans

Yuchai’s long-term bank loans comprise:

		December 31,

		2001	2002	2002
	Interest rate
	at December 31, 2002	Rmb	Rmb	US$

	(per annum)
Rmb denominated loans:
Due in 2002	5.94%	40,000	—	—
Due in 2003	5.94%	180,000	130,000	15,707
Due in 2004	5.94%	—	50,000	6,041

Total long-term bank loans outstanding		220,000	180,000	21,748
Less amounts due within 1 year included under current liabilities		40,000	130,000	15,707

Amounts due after 1 year		180,000	50,000	6,041

As of December 31, 2002, long-term bank loans totalling Rmb 130,000 (2001: Rmb 215,000) were secured by the pledge of certain of Yuchai’s plant and equipment (see Note 12). As of December 31, 2001, bank loans totalling Rmb 50,000 were guaranteed by a corporate guarantee given by the State Holding Company. The guarantee was released in 2002 (see Note 24).

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

18. Accrued Expense and Other Liabilities

Accrued expense and other liabilities comprise:

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$
VAT payable	2,509	—	—
Deposits from customers	24,056	56,033	6,770
Staff welfare fund (Note a)	15,041	15,041	1,817
Allowance for product warranty (Note 19)	29,699	66,864	8,079
Wages payable	16,338	55,950	6,760
Management bonus payable (Note 24(f))	13,426	41,071	4,962
Payable for construction in progress	9,939	13,678	1,653
Accrued research and development expense	8,948	11,963	1,445
Accrued advertising expense	4,221	4,478	541
Accrued interest and other expense	92,150	41,167	4,974

	216,327	306,245	37,001

Note:

(a)	Staff welfare fund represents amount allocated at the discretion of Yuchai. The fund can be applied in the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories, staff welfare facilities. Assets acquired using this fund should not be taken as assets of Yuchai. The fund is non-distributable to the owners of Yuchai.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

19. Allowance for product warranty

An analysis of the provision for product warranty for 2000, 2001 and 2002 is as follows:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Balance at beginning of year	15,249	17,896	29,699	3,588
Allowance charged to income statement	27,882	58,582	127,058	15,351
Less allowance utilised	25,235	46,779	89,893	10,861

Balance at end of year	17,896	29,699	66,864	8,078

20. Statutory Reserves

Yuchai and its subsidiaries follow PRC GAAP in the preparation of their accounting records and PRC GAAP statutory financial statements. PRC GAAP requires Yuchai and its subsidiaries to provide for certain statutory reserves which are designated for specific purposes. Such reserves are not distributable in the form of cash dividends (see Note 26).

Article 177 of the Company Law of the PRC requires companies to allocate 10% of their annual net income to their statutory general reserve and 5% to 10% to their statutory public welfare fund. Yuchai and its subsidiaries made total appropriations of 15% of its net income to the statutory reserves for the years ended December 31, 2000, 2001 and 2002. For the purpose of calculating the transfers to reserves, net income is determined based on distributable profit reported in the PRC GAAP financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

20. Statutory Reserves (Continued)

The Company’s attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2002 is as follows:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Statutory general reserve (note a)
Balance at January 1	74,894	81,355	81,953	9,902
Transfer from statement of income	6,461	598	34,749	4,198

Balance at December 31	81,355	81,953	116,702	14,100

Statutory public welfare fund (note b)
Balance at January 1	7,495	10,725	11,025	1,332
Transfer from statement of income	3,230	300	17,373	2,098

Balance at December 31	10,725	11,025	28,398	3,430

General surplus reserve (note c)
Balance at January 1 and December 31	25,706	25,706	25,706	3,106

Total	117,786	118,684	170,806	20,636

Notes:

(a)	In accordance with the relevant regulations in the PRC, the 10% appropriations to the statutory general reserve are required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(b)	Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to shareholders.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

20. Statutory Reserves (Continued)

(c)	Yuchai and its subsidiaries shall transfer from the statutory public welfare fund to the general surplus reserve an amount equal to the cost of assets acquired during the year for the collective welfare of its employees. These assets belong to Yuchai and its subsidiaries, and depreciation expense and any profit or loss on disposal will be reflected in the statements of income. On disposal of these assets, the original transfers to this reserve should be reversed to the statutory public welfare fund. As of December 31, 2001 and 2002, the carrying amounts of assets acquired utilizing the statutory public welfare fund amounted to Rmb 26,143 and Rmb 23,347 respectively.

21. Contingencies

(a)	The General Principles of the Civil Law of China and the Industrial Product Quality Liability Regulations provide for the liability of manufacturers and sellers for loss and injury caused by defective products. Yuchai and its subsidiaries do not carry product liability insurance. However, the laws have seldom been utilized. Yuchai and its subsidiaries have not had any significant product liability claims brought against them.

(b)	In accordance with the relevant environment protection laws in the PRC, diesel engines have to compile at least emission standards approximately equivalent to EURO I standard. Management reviewed the potential effects following the adoption of the policy above and considers that it will not have any material adverse impact to Yuchai and its subsidiaries.

(c)	In 2002, the Company’s sole operating subsidiary, Yuchai, is involved in legal proceedings instituted by the Yulin Road Bureau against Yuchai and Naning Hengji Company, an unrelated third party. In these proceedings, the Yulin Road Bureau has sought payment of Rmb 7,259 from Yuchai and Naning Hengji Company, as the construction cost of a road built by Yulin Road Bureau near Yuchai’s factory. At trial, a Yulin court ordered Yuchai and Naning Hengji Company to pay Rmb 4,595 to the Yulin Road Bureau. Yuchai has appealed this decision to a Guangxi court, and is awaiting the outcome of this appeal. The Company has made a provision of Rmb 4,595 which has been included in “Selling, General and Administration expense” and “Accrued Expense and Other Liabilities” in 2002.

(d)	The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(e)	Subsequent to December 31, 2002, the Company has become involved in several legal proceedings (See Note 30).

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

22. Commitments

As of December 31, 2002, Yuchai had the following commitments:

	December 31,

	2001	2002	2002

	Rmb	Rmb	US$
Authorized and contracted for:
Capital expenditure for improvement to existing production facilities	232,567	72,113	8,713

23. Retirement and Other Postretirement Benefits

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in a defined contribution retirement plan organized by the Guangxi Regional Government for its staff. All staff is entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2000, 2001 and 2002, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government is responsible for the entire obligations of all Yuchai and its subsidiaries’ retirees. Expenses incurred in connection with the plan were Rmb 17,628, Rmb 31,906 and Rmb 22,012, respectively, for the years ended December 31, 2000, 2001 and 2002. Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other postretirement benefits beyond the annual contributions described above.

24. Related Party Transactions

The Company has undertaken significant business transactions with related companies during the three years ended December 31, 2002. The following is a summary of these transactions:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Sales of trucks from customers to GYMEC (a)	18,466	18,062	—	—
Purchases of trucks from GYMEC to suppliers (a)	—	32,289	2,657	321
General and administrative expenses
- charged by the State Holding Company (b)	25,997	25,029	24,186	2,922
- charged by HLA (b)	4,150	4,139	4,200	507

(a)	Sales and purchases of diesel trucks

During 2000 and 2001, Yuchai received diesel trucks from certain customers as part of the settlement of their trade accounts receivable. Pursuant to an agreement between Yuchai and GYMEC, Yuchai sold such diesel trucks at cost to GYMEC, which owns a business license for

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Related Party Transactions (Continued)

(a) Sales and purchases of diesel trucks (continued)

selling diesel trucks in the PRC. Yuchai recorded a receivable from GYMEC in connection with the truck sales.

GYMEC either sold the diesel trucks to external parties, in which case GYMEC earned the difference between the selling price and the cost of the diesel truck, or offset the amounts due from GYMEC against Yuchai’s trade accounts payable. The directors consider that the amount due from GYMEC for the sales of diesel trucks, of Rmb 16,784, outstanding at December 31, 2002 (2001: Rmb 32,673) will not be repayable within one year and the amount is classified as a long term receivable in the consolidated balance sheets. Amount due from GYMEC is recorded at its net present value based on a discount rate of 5.94% generally available for discounting similar instruments with banks in the PRC.

(b) General and Administrative Expenses

The State Holding Company charges Yuchai for certain general and administrative expenses. Such expenses are charged to Yuchai by the State Holding Company on an actually incurred basis. The Company believes that the expenses charged to Yuchai by the State Holding Company would not have been materially different on a stand alone basis because Yuchai could provide these services for itself at approximately the same cost. HLA provides certain management, financial planning and control and other services to Yuchai. Such charges represent HLA’s estimated direct costs of providing these services.

(c) Amounts Due From/To Related Companies

Amounts due from related companies comprise mainly (i) prepaid general and administrative expenses to the State Holding Company and (ii) receivables for trading of diesel trucks with GYMEC.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

(d) Guarantee

In 2001, certain of Yuchai’s bank loans were secured by a corporate guarantee issued by the State Holding Company. The guarantee were released in 2002 (see Note 17).

(e) Amount due to the holding company

The balance is unsecured, interest free and repayable within one year.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Related Party Transactions (Continued)

(f) Management Incentive Plans

Yuchai has a management bonus plan under which annual incentive bonuses in an aggregate amount equal to 2.5% of after-tax profit are mandatorily required to be paid to Mr Wang Jianming, the Chairman of the Board of Directors of Yuchai and a Company director, if Yuchai achieves 80% of the after-tax profit approved in the annual budget by Yuchai’s Board of Directors. Bonus expense recognized in accordance with such plan in the years ended December 31, 2000, 2001 and 2002 amounted to Rmb 1,400, Rmb 8,500 and Rmb 13,506 (US$1,632) respectively.

Mr. Wang Jianming is also the legal person representative of the State Holding Company and is in charge of and responsible for the operations of the State Holding Company. Mr. Wang Jianming does not have any ownership interest in and does not receive any compensation from the State Holding Company.

(g) Stock Option Plan

The Company adopted a Stock Option Plan (the “Plan”) in December 1994 to award stock options to key employees and outside directors. The Plan is administered by a committee (the “Committee”) appointed by the Board of Directors consisting of at least two directors. The Committee is to administer and interpret the Plan and has the sole authority to determine who will be eligible and who will be granted stock options and the timing, terms and number of share options to be granted. Members of the Committee are not eligible to receive stock options under the Plan. The Plan provides for the granting of incentive stock options (within the meaning of Section 422(a) of the United States Internal Revenue Code of 1986, as amended) to employees and outside directors who are citizens or residents of the United States. The exercise price of each stock option will be determined by the Committee, but may not be less than the fair value, as determined by the Committee, of the Company’s common stock on the date the option is granted. The total number of shares of the Company’s common stock that may be purchased pursuant to stock options granted under the Plan shall not exceed in the aggregate 750,000 shares of the common stock. The Plan will expire in 2004 unless terminated earlier by the Board of Directors. The Company will reimburse the Plan for the administrative expenses incurred. From inception of the Plan through December 31, 2002, no options had been granted under the Plan.

25.	Foreign Currency Exchange

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China which are determined largely by supply and demand.

Foreign currency payments, including the remittance of earnings outside of the PRC, are subject to the availability of foreign currency which is dependent on the foreign currency denominated earnings of Yuchai or must be arranged with government approval.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

26.	Distribution of Profits

The Company’s only sources of cash flow are its share of the dividends, if any, paid by Yuchai to the Company and retained net proceeds (and investment interest thereon) from its initial public offering. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to investors it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves as discussed in Note 20. If available foreign currency to Yuchai is insufficient to pay declared dividends, such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with relevant PRC laws, regulations and policies and to the extent permitted by PRC market conditions. Dividends of Yuchai are determined based on distributable profit reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP (see Note 20). In August 2002, Yuchai declared a final dividend for 2001, and an interim dividend for 2002. The Company has yet to receive its portion of such dividends (see Note 30).

Under the Companies Act of 1981 of Bermuda (as amended), the Company’s contributed surplus is available for distribution to shareholders.

27.	Derivative Instrument and Hedging Activities

The Company and its subsidiaries do not enter into derivative instruments for any purpose. The Company and its subsidiaries do not hedge risk exposures or speculate using derivative instruments.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

28.	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, amounts due from related companies (except for amount due from GYMEC), prepaid expenses, other receivables, PRC government bonds, short-term bank loans, current instalments of long term bank loans, trade accounts payable, amount due to the holding company, amounts due to related companies, accrued expense and other liabilities approximates their fair value because of the short maturity of these instruments. It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the equity investment to Yuchai. Yuchai does not believe the carrying value of the equity investment will be significantly different from its fair value.

Cash and cash equivalents of Yuchai and its subsidiaries denominated in foreign currencies have been translated at the balance sheet date into Renminbi at rates quoted by the People’s Bank of China. Yuchai did not have and does not believe it will have any difficulty in exchanging its foreign currency cash for Renminbi.

Amount due from GYMEC is recorded in its net present value based on a discount rate of 5.94%, the rate generally available for discounting similar instruments with banks in the PRC.

The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Business Credit Concentration

Substantially all of the Company’s customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Year ended December 31,

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Liuzhou Dongfeng Automobile	408,201	420,171	513,789	62,077
Wubei Dongfeng Automobile	180,898	272,469	359,598	43,448
Dongfeng Special Automobile (Note)	55,410	200,937	327,475	39,566

Note: Sales to Dongfeng Special Automobile for the year ended December 31, 2002 was approximately 9.3% of total sales.

All the above customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2001 and 2002, approximately 38% and 31% of gross trade accounts receivable, respectively, were due from these customers. The Company considers its relationships with these major customers to be good; however, the loss of one or more of the Company’s major customers would have a material adverse effect on the Company’s results of operations.

During periods of economic expansion, the demand of trucks, construction machinery and other application of diesel engines generally increase. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of Chinese economy will affect the Company’s business and prospects by a significant degree.

30.	Subsequent Events

The Company has had difficulties in obtaining the cooperation of the State Holding Company and Mr. Wang Jianming in the daily management and operation of Yuchai, including obtaining payments of the Company’s share of the final 2001 dividend declared in August 2002. The State Holding Company is a minority shareholder of Yuchai and is wholly-owned by the municipal government of Yulin City in the Guangxi Zhuang Autonomous Region. Mr. Wang is the chairman, legal representative and Chief Executive Officer of Yuchai and a director of the Company, as well as the Chairman and legal representative of the State Holding Company.

In March 2003, Mr. Wang forwarded to the Company a letter from Goldman Industrial Limited (“Goldman”), an intermediate holding company of one of the Company’s shareholders, demanding that the Company agrees in advance to remit within one month of receiving its share of the unpaid August 2002 dividend all or substantially all of that amount to its shareholders and to appoint two named individuals to the Company’s Board of Directors. Although the letter was from Goldman, Mr. Wang referred to these individuals as directors nominated by Zhong Lin Development Company Limited (“ Zhong Lin”), an intermediate holding company of Goldman. Mr. Wang suggested that

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Subsequent Events (continued)

Zhong Lin had complained to the Guangxi provincial authorities that certain aspects of the foreign ownership and control of Yuchai had not been properly approved. Mr. Wang further suggested that only if Zhong Lin’s demands were met could the Company expect that the question of the payment of the Company’s share of the August 2002 dividend might be addressed by the Chinese shareholders.

Following numerous attempts to remedy these difficulties, a Special Committee of the Company’s Board of Directors determined that the Company take the actions described below.

In London, the Company initiated arbitration proceedings against Yuchai, the State Holding Company and Mr. Wang with respect to the non-payment of the pro rata share of the unpaid August 2002 dividends to each of the six subsidiaries through which the Company holds its shares in Yuchai, as well as a determination that Yuchai’s Articles of Association have been violated. The proceedings seek to cause Yuchai to release payment of RMB 245,766 (US$29,690) in dividends owed to the Company, in accordance with the Company’s rights as a shareholder under Yuchai’s Articles of Association. In the respondents’ response and counter-claim, the respondents acknowledge Yuchai’s obligation to pay the Company its pro-rata share of the unpaid August 2002 dividend. The response and counter-claim also states that Yuchai has segregated sufficient funds to pay the Company its pro-rata share of the unpaid August 2002 dividend, that the funds are currently held in time deposit accounts in China, and that Yuchai has been and remains fully prepared to pay those dividends to the Company. However, the response and counter-claim asserts that Yuchai is not currently at liberty to pay the dividends until certain alleged Chinese law irregularities arising from the structure of the Company’s ownership of and rights of control over Yuchai are remedied. Their response also requests that the State Holding Company and Mr. Wang be dismissed from the proceedings. For the reasons outlined below, the Company disputes these assertions, and intends to respond to such counter-claims after the formation of the arbitral tribunal.

In Singapore, the Company initiated arbitration proceedings against Mr. Wang, as Chief Executive Officer of Yuchai, for breach of his November 1, 2001 Employment Agreement with the Company, breach of his fiduciary duties and fraud arising from his repeated failure to comply with the instructions of the Company’s Board of Directors, including with respect to capital expenditures, corporate governance, use of corporate assets and the non-payment of dividends owed to the Company. The Company also filed a complaint with the appropriate Chinese authorities. Mr. Wang has filed a response to the Company’s request for arbitration and counter-claimed US$2,600 in bonus payments for the period 1995 to 2002. In connection with the arbitration proceedings, the Company served notice on Mr. Wang on May 19, 2003 to terminate his employment as Chief Executive Officer of Yuchai, effective July 18, 2003, in accordance with the notice period specified in Mr. Wang’s Employment Agreement. Mr. Wang has subsequently disputed the effectiveness of such notice and denied the validity of his Employment Agreement with the Company, pursuant to which such notice was given. Mr. Wang asserts that termination of his employment as Chief Executive Officer of Yuchai can only be effected by a board resolution of the Yuchai board of

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Subsequent Events (continued)

directors. However, Mr. Wang is refusing to hold a meeting of the Yuchai board of directors at this time, in violation of the requirements of Article 36 of Yuchai’s Articles of Association, including that a board of directors meeting be held at least once every six months and that a meeting be held upon a request being made by more than one-third of the directors. The Board of Directors of the Company passed a resolution on July 9, 2003 determining that Mr. Wang had committed a “penalty breach” of his November 1, 2001 Employment Agreement with the Company.

In response to legal proceedings which the Company initiated in New York, on June 23, 2003, Coomber Investment Limited, one of the Company’s direct shareholders (“Coomber”), Goldman, Zhong Lin, the State Holding Company and certain individuals filed an amended and restated Schedule 13D reporting beneficial ownership of 8,601,550 shares, or 24.3%, of the Company, originally dated November 13, 2002 and filed December 16, 2002. Through this amended Schedule 13D, the Company learned that Goldman, which owns Coomber, is a wholly-owned subsidiary of Zhong Lin. Furthermore, the amended Schedule 13D also reported that Zhong Lin is financed by the State Holding Company, that the State Holding Company is also wholly-owned and controlled by the municipal government of Yulin City (“Yulin City Government”), and that Zhong Lin is controlled by the Yulin City Government. On July 9, 2003, this Schedule 13D was further amended.

After the Company initiated the legal proceedings outlined above, two senior managers of the Company, who have been seconded to Yuchai, were excluded from the premises and denied access to certain operating and financial information with respect to Yuchai, which they had regularly received. For the past 10 years, pursuant to resolutions of the Yuchai board of directors and other contractual arrangements, representatives of the Company have been stationed at Yuchai’s offices to monitor Yuchai’s performance, books, records and to provide the Company with access to records necessary for it to comply with U.S. securities laws and financial reporting. The Company believes that this recent action by Yuchai management to lock out the Company’s representatives is improper and contravenes resolutions of Yuchai’s board of directors authorizing the presence of these secondees at Yuchai. The Company has attempted to have these two senior managers reinstated, but has been unsuccessful to date. However, alternative arrangements satisfactory to the Company have been put in place to allow the Company to continue to monitor Yuchai’s performance, books, records and to provide the Company with access to records necessary for it to comply with U.S. securities laws and financial reporting.

On June 16, 2003, the Company received from Yuchai copies of recent letters from various Chinese government agencies stating that the transfer of ownership of shares with respect to Yuchai in November 1994, in connection with the Company’s initial public offering (“IPO”), was not validly approved by the Chinese authorities, and that as a result its exercise of control over Yuchai has been improper. The background to and contents of such correspondence is described below.

Following approaches by the provincial government of the Guangxi Zhuang Autonomous Region, at the initiation of the Yulin City Government, the Ministry of Commerce (“MOC”), the successor entity of the Ministry of Foreign Trade and Economic Cooperation of China (“MOFTEC”), in Beijing, wrote a letter dated April 17, 2003 agreeing with the Guangxi Government that the November 1994 transfer by the owners of Yuchai’s six foreign shareholders of the owners’ equity interests in such six foreign shareholders to the Company, in exchange for shares of the Company in anticipation of the Company’s IPO, was not in conformity with the conditions set

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Subsequent Events (continued)

by MOFTEC in an approval which it had issued in June 1994. The June 1994 approval had specifically named six foreign shareholders and authorized them to own 76.4% of the shares of Yuchai (which have remained the same six foreign shareholders of Yuchai to date), and all of the Yuchai shares held by such foreign shareholders were designated as “foreign investment shares”. The MOC requested the Guangxi Government to advise the Chinese and foreign shareholders of Yuchai to “promptly rectify these matters” and “to resolve the related issues in an appropriate manner”.

In response, the Guangxi Government then appears to have sent a letter dated May 22, 2003 to the Yulin City Government advising them of the MOC’s response and similarly requesting the Yulin City Government to cause the Chinese and foreign shareholders of Yuchai to promptly rectify the “irregularities in the equity transfer process and to resolve the related issues in an appropriate manner”. Apparently, the Yulin City Government, on behalf of Yuchai, has set a two month period commencing June 10, 2003 within which the Chinese and foreign shareholders are required to remedy these “irregularities”.

Based on advice from its special Chinese counsel, the Company believes that this recent correspondence is based on an incorrect understanding of the facts and circumstances of the November 1994 share transfers and an incorrect interpretation of the language of the June 1994 approval. The Company further believes, similarly based on advice from its special Chinese counsel, that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and that the Company’s share of the August 2002 Dividend is properly due and owing. In addition, legal opinions were given at the time of the Company’s IPO stating that all necessary approvals had been granted and that Yuchai’s ownership structure was valid under Chinese law. The Company has written to various Chinese government agencies to communicate its beliefs in this respect, and the Company is also actively taking steps to arrange meetings with appropriate officials in China to clarify the basis for this recent correspondence.

Yuchai’s current ownership structure had been unchallenged since it was established almost nine years ago, and payments have been made by Yuchai to the Company for each dividend declared prior to the unpaid August 2002 dividend. The Company believes that no changes have occurred in the ownership structure that would invalidate the Chinese governmental approvals that were obtained in 1994.

The Company is continuing in its efforts to obtain the assistance of the relevant government authorities in China for a comprehensive resolution of the matters in dispute, including various legal and arbitrational proceedings against Yuchai, as well as against Yuchai’s principal Chinese shareholders, and Yuchai’s chairman and legal representative.

The Company has begun to meet with the relevant PRC Government ministries in an attempt to resolve these matters. When possible, the Company also plans to revise the Articles of Association to ensure that Yuchai’s board of directors’ meetings can be held, thereby minimizing the risk that the current lock out situation can be repeated. As noted above, following the lock out of the Company’s two representatives, the Company has put in place alternative arrangements to monitor Yuchai’s performance, books, records and to provide the Company with access to records

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Subsequent Events (continued)

necessary for it to comply with U.S. securities laws and financial reporting. The Company intends to continue and/or to modify these alternative arrangements as needed.

Based in part on updated legal advice recently obtained in the PRC and Bermuda, it is the opinion of Company’s management that: (a) the Company has proper legal title to its interest in Yuchai and (b) the issues discussed above will be resolved without any material adverse effect on the results of operations or financial position of the Company and its subsidiaries.