Form 20-F
period 2003-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2004-06-29
CIK 932695

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

For the fiscal year ended December 31, 2003	Commission file number 1-13522

China Yuchai International Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A	Bermuda
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
65-6220-8411
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered
Common Stock, par value US$0.10 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2003, 35,340,000 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10 per share, were issued and outstanding.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑                    No  ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐                    Item 18  ☑

CHINA YUCHAI INTERNATIONAL LIMITED

Certain Definitions and Supplemental Information

     All references to “China”, “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “U.S. dollars”, “dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China. Unless otherwise specified, translation of amounts from Renminbi to U.S. dollars for the convenience of the reader has been made in this Annual Report at the rate of Rmb 8.2767 = US$1.00, the rate quoted by the People’s Bank of China on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate.

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

Cautionary Statements with Respect to Forward-Looking Statements

     The Company wishes to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon the Company’s interpretation of factors affecting the business and operations of the Company and its subsidiaries. The Company believes the following important factors, among others, in some cases have affected, and in the future could affect, the Company’s actual consolidated results and could cause the Company’s actual consolidated results for 2004, and beyond, to differ materially from those described in any forward-looking statements made by, or on behalf of, the Company:

•	political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth, inflation and the availability of credit, particularly to the extent such current or future conditions and policies affect the truck and diesel engine industries and markets in China, the Company’s diesel engine customers, the demand, sales volume and sales prices for the Company’s diesel engines and the Company’s levels of accounts receivable;

•	the effects of competition in the diesel engine market on the demand, sales volume and sales prices for the Company’s diesel engines;

•	the Company’s ability to collect and control its levels of accounts receivable;

•	the Company’s dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	the Company’s ability to successfully manufacture and sell its 4108, 4110, 4110Q, 4110ZQ, 4112, 6105, 6108, 6112 and new 6113 diesel engines and any new products;

•	the Company’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of inflation on the Company’s financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•	the Company’s ability to successfully implement the agreement which it entered into with Yuchai on July 19, 2003 with respect to the Company’s investment in Yuchai (the “July 2003 Agreement”);

•	the effects of China’s political, economic and social conditions on the Company’s business, financial condition and results of operations;

•	the effects of uncertainties in the Chinese legal system, which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; and

•	the impact on the Company’s business and results of operations as a result of China’s membership with the World Trade Organization (“WTO”).

Incorporation by Reference

     This Annual Report on Form 20-F shall be deemed to be incorporated by reference in the Prospectus, dated March 24, 2004, included in the Registration Statement (File No. 333-111106) on Form F-3 of the Company and to be a part thereof from the date on which this Annual Report is filed, to the extent it is not superseded by documents or reports subsequently filed or furnished.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not Applicable.

ITEM 3.  KEY INFORMATION.

Selected Financial Data

     The selected financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the Company’s audited consolidated financial statements and the related notes for the three-year period ended December 31, 2003 included in this Annual Report. The consolidated financial statements of the Company are prepared in conformity with US GAAP.

     The Company’s sole operating asset is its 76.4% ownership interest in Yuchai. As a result, the Company’s financial condition and results of operations depend entirely upon Yuchai’s financial condition and results of operations, and the implementation of the July 2003 Agreement with respect to the Company’s investment in Yuchai, described elsewhere herein (see “Item 8. Financial Information — Legal Proceedings”).

     The selected balance sheet data as of December 31, 2002 and 2003 and the statement of income data and cash flow statement data of the Company set forth below for the years ended December 31, 2001, 2002 and 2003 are derived from the consolidated financial statements of the Company included in this Annual Report, which have been audited by KPMG, Certified Public Accountants (the “Consolidated Financial Statements”). The selected balance sheet data of the Company set forth below as of December 31, 1999, 2000 and 2001 and the statement of income data and cash flow statement data for the years ended December 31, 1999 and 2000 are derived from the consolidated financial statements of the Company, which have been audited by KPMG, but which are not included in this Annual Report.

	As of and for the Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(5)
	(in thousands)
Statement of Income Data:
Net sales	1,270,337	1,414,527	1,783,329	3,513,047	4,569,950	552,146
Cost of goods sold	828,865	960,079	1,183,403	2,371,080	3,192,794	385,756

Gross profit	441,472	454,448	599,926	1,141,967	1,377,156	166,390
Research and development costs	11,328	49,011	44,721	75,532	94,594	11,429
Selling, general and administrative expenses	298,667	298,361	243,231	426,128	561,151	67,800
Amortization of goodwill(1)	16,859	16,859	16,859	—	—	—

Operating income	114,618	90,217	295,115	640,307	721,411	87,161
Interest expense	36,602	27,886	29,784	25,144	23,624	2,854
Other expenses/(income), net	4,449	(1,685)	(3,858)	(10,287)	881	106

Income before income taxes and minority interests	73,567	64,016	269,189	625,450	696,906	84,201
Income tax expense/(benefit)	11,217	10,682	(63,584)	83,242	112,924	13,644

Income before minority interests	62,350	53,334	332,773	542,208	583,982	70,557
Minority interests in income of consolidated subsidiaries	18,650	16,256	82,386	129,775	145,800	17,615

Net income	43,700	37,078	250,387	412,433	438,182	52,942
Basic and diluted earnings per share	1.24	1.05	7.09	11.67	12.40	1.50
Weighted average number of shares outstanding	35,340	35,340	35,340	35,340	35,340	35,340
Balance Sheet Data (at period end):
Working capital(2)	539,567	804,725	1,100,462	1,340,832	962,804	116,327
Goodwill(1)	246,353	229,495	212,636	212,636	212,636	25,691
Total assets	2,600,306	2,770,242	3,262,868	3,985,459	4,033,632	487,348
Long-term debt, excluding current installments	60,000	170,000	180,000	50,000	—	—
Minority interests	354,926	360,311	420,545	487,491	544,526	65,790
Net assets	1,526,355	1,560,508	1,805,045	2,161,903	1,991,687	240,638
Capital stock	30,349	30,349	30,349	30,349	30,349	3,667
Stockholders’ equity	1,526,355	1,560,508	1,805,045	2,161,903	1,991,687	240,638
Statement of Cash Flow Data:
Capital expenditures(3)	32,663	14,958	43,043	174,850	372,775	45,039
Depreciation(4)	127,892	125,981	113,680	118,872	125,519	15,165

(1)	Goodwill represents the difference between the price the Company paid for common shares of Yuchai and the estimated fair value of its corresponding share of Yuchai’s underlying net assets. The Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002. Goodwill acquired in a business combination and intangibles determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Prior to the adoption of SFAS No. 142, goodwill was amortized over 20 years on a straight line basis. For a discussion of goodwill, see Note 3(n) of the Notes to the Consolidated Financial Statements.

(2)	Current assets (including cash) less current liabilities.

(3)	Purchase of property, plant and equipment, lease prepayment and payment for construction in progress.

(4)	Depreciation of property, plant and equipment and amortization of lease prepayments.

(5)	The Company’s functional and reporting currency is Renminbi, and the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2767 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on December 31, 2003 or any other date.

Dividends

     The following table sets forth a five-year summary of dividends paid by the Company to its shareholders and by Yuchai to the Company, respectively:

Dividend paid by
	the Company to	Dividend Paid by Yuchai
	its shareholders	to the Company(1)
Period	(per share)	(in thousands)
1999	—	Rmb 72,282 (US$8,712)
2000	US$0.01	Rmb 72,284 (US$8,732)
2001	US$0.02	Rmb 72,284 (US$8,720)
2002	US$0.19	Rmb 245,766 (US$29,694)(2)
2003	US$2.08	Rmb 61,433 (US$7,422)

(1)	Dividends paid by Yuchai to the Company, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in U.S. dollars (as shown in the parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for 1999, 2000, 2001 and 2002, the exchange rate used was Rmb 8.2973 = US$1.00, Rmb 8.2781 = US$1.00, Rmb 8.2894 = US$1.00 and Rmb 8.2767 = US$1.00, respectively.

(2)	The dividends declared for 2002 by Yuchai were paid to the Company in 2003 following execution of the July 2003 Agreement.

Historical Exchange Rate Information

     On June 25, 2004, the noon buying rate was Rmb 8.2767 = US$1.00.

     The following tables set forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Noon Buying Rate(1)
	(Rmb per US$)
Period	High	Low
December 2003	8.2772	8.2765
January 2004	8.2772	8.2767
February 2004	8.2773	8.2769
March 2004	8.2774	8.2767
April 2004	8.2772	8.2768
May 2004	8.2773	8.2768
June 2004	8.2768	8.2765

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
		(Rmb per US$)
1999	8.2795	8.2785	8.2800	8.2276
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2763
2002	8.2775	8.2770	8.2775	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004 (through June 25)	8.2767	8.2770	8.2776	8.2766

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the People’s Bank of China. As a result, since April 1994, the noon buying rate and the People’s Bank of China rate have been substantially similar. The People’s Bank of China rate at the end of 2003 was Rmb 8.2767, compared with Rmb 8.2771 for the noon buying rate (average).

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.

Risk Factors

     The disclosure set forth in this section was prepared pursuant to the Plain English Rules adopted by the Securities and Exchange Commission. References to “we”, “us”, “our” and “our company” in this section are to China Yuchai International Limited and its consolidated subsidiaries.

Risks relating to our Company and our business

In 2003, we initiated and upon execution of the July 2003 Agreement subsequently discontinued various legal and arbitration proceedings against our sole operating subsidiary Yuchai, as well as against Yuchai’s principal Chinese shareholder, and Yuchai’s Chairman and legal representative. Our business, financial condition and results of operations may be adversely affected if we are unable to implement the July 2003 Agreement.

     Our sole operating asset is our ownership interest in Yuchai, and our only sources of cash flow are our share of the dividends, if any, paid by Yuchai and investment interest thereon. In response to difficulties with respect to our investment in Yuchai, in May 2003 we initiated legal proceedings in New York and arbitration proceedings in London and Singapore. We subsequently discontinued our claims and these proceedings as a result of the agreement reached with Yuchai and its related parties in July 2003, as described under “Item 8. Financial Information — Legal Proceedings”. Although the parties to the agreement and their advisors have been actively seeking to agree on a restructuring plan for CYI intended to be beneficial to CYI’s shareholders, as contemplated in the July 2003 Agreement, CYI believes that the parties may not be able to implement a restructuring of CYI in the manner contemplated in the July 2003 Agreement in the near future. As a result, CYI is unable to determine at this point in time when such restructuring will likely be completed and the form that it is likely to take. No assurance can be given that CYI will be able to secure the agreement of the Chinese stakeholders to any such restructuring arrangement, or that implementation of any such restructuring will effectively resolve all of the difficulties faced by CYI with respect to its investment in Yuchai. No assurance can be given that the implementation of the July 2003 Agreement, including any restructuring undertaken by CYI pursuant to the July 2003 Agreement, will be beneficial to CYI’s shareholders.

We may not be able to fully exercise our controlling interest in Yuchai.

     Although we own 76.4% of Yuchai’s shares, we require the cooperation of Yuchai’s Chinese shareholders in the daily management and operation of Yuchai to fully exercise our controlling interest in Yuchai. We also need the assistance and cooperation of the State Holding Company in dealing with various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. From time to time we experience certain problems in obtaining such cooperation, as for example described under “Item 4. Information on the Company — Business Overview — Manufacturing”, “Item 6. Directors, Senior Management and Employees — Directors and Senior Management of the Company — Special Committee” and “— Directors and Executive Officers of Yuchai”, “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Other Transactions” and “Item 15. Controls and Procedures”. Moreover, as further described under “Item 8. Financial Information — Legal Proceedings”, in 2003 various Chinese government agencies alleged that our share ownership in Yuchai may not be in conformity with Chinese law. It appears that affiliates of the State Holding Company initiated these allegations as a means to try to limit our rights to exercise control over Yuchai. The July 2003 Agreement was intended to resolve the issues raised by the various Chinese governmental agencies relating to our share ownership in Yuchai. However, no assurance can be given that disagreements with Yuchai’s Chinese shareholders will not recur, including with respect to implementation of the July 2003 Agreement. We cannot assure you that we will be able to fully exercise our controlling interest in Yuchai if such disagreements recur, which could as a result have a material adverse effect on our financial condition, results of operations, business or prospects, including our inability to consolidate Yuchai’s financial statements.

Our sales are concentrated among members of the Dongfeng Group. Any significant decrease in sales to the Dongfeng Group may have a material adverse effect on our business, financial condition and result of operations.

     Our sales are concentrated among the Dongfeng Group, which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2003, the Dongfeng Group accounted for 31% of our gross sales and included our three largest customers: Liuzhou Dongfeng Automobile, Hubei Dongfeng Automobile and Dongfeng Special Automobile. Although we consider our relationships with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our business, financial condition and results of operations.

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

     The diesel engine industry in China is highly competitive. We compete with many other domestic companies, most of which are state-owned enterprises. Some of our competitors have formed joint ventures with or have technology assistance relationships with foreign diesel engine manufacturers or foreign engine design consulting firms and use foreign technology that is more advanced than ours. We expect competition to intensify as a result of:

•	improvements in competitors’ products;

•	increased production capacity of competitors;

•	increased utilization of unused capacity by competitors; and

•	price competition.

     In addition, if import restrictions on motor vehicles and motor vehicle parts are reduced, foreign competition could increase significantly. See “Risks relating to Mainland China — The admission of China into the WTO could lead to increased foreign competition”.

     In the medium-duty diesel engine market, our 6108 medium-duty engine, introduced in 1997, has been able to compete effectively with the 6110 medium-duty engine offered by our competitors. We cannot assure you, however, that we will be able to maintain or improve our current market share or develop new markets for our medium-duty diesel engines.

     In the heavy-duty diesel engine market, we introduced the 6112 heavy-duty engine in late 1999. Due to a delay in the commercial production of the 6112 engine, however, we were not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is price-sensitive, and customer acceptance of the 6112 engine’s pricing structure requires considerable marketing efforts by our company. As a result, we lowered our expectations for future sales volume and profitability of the 6112 engine. In 2002, the sales volume of the 6112 engine was in line with our expectations, and the sales in 2003 increased to 20,472 units. However, we cannot assure you that we will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.

     We have commenced engine development work on the proposed new 6113 heavy-duty engine, which we anticipate will have a rated power in between 300 to 350 horsepower. Although, we expect initial production of this new 6113 engine to commence in 2004, we cannot assure you that we will be able to commence production as expected, or that such engines will be able to compete with other heavy-duty engines producers in China.

     In the light-duty diesel engine market, our 4108, 4110 and 4112 light-duty engines introduced in 2000 were met with weak consumer demand due to strong competition and a high pricing structure. Although there had been an increase in sales of our 4-series engines in 2003, we cannot assure you that we will be able to continue to improve our market share for light-duty diesel engines, and we may, in the future, decide to cease production of one or more of the models we are currently producing.

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

     We have achieved consistent growth in net sales during the last two fiscal years, with net sales increasing by 97.0% to Rmb 3,513.0 million in 2002 and by 30% to Rmb 4,570.0 million in 2003. We cannot assure you that we can continue to increase our net sales or maintain our present level of net sales. In particular, we may not be able to increase our net sales to levels more appropriate for our levels of production capacity (production capacity was estimated to be approximately 240,000 units at the end of 2003), fixed assets, expenses (including factory overhead, direct labor, depreciation, selling, general administrative and interest expenses) and capital expenditures. Moreover, our future growth is dependent in large part on factors beyond our control, such as continued economic growth in China.

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

     During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of the Chinese economy will affect, to a significant degree, our business and prospects. For example, the various austerity measures taken by the Chinese government from time to time to regulate economic growth and control inflation have in prior periods significantly weakened demand for trucks in China, and may have a similar effect in the future. In particular, austerity measures that restrict access to credit and slow the rate of fixed investment (including infrastructure development) adversely affect demand for, and production of, trucks and other commercial vehicles. These adverse market conditions, together with increased competition in the diesel engine market, result in various degrees of financial and marketing difficulties for diesel engine producers, including our company.

     The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. For example, in 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects and increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines, continued to increase from 2001 to 2003. However, we cannot assure you that the Chinese government will not change its policy in the future to de-emphasize the use of diesel engines, and any such change will adversely affect our business, financial condition and results of operations. For example, the Chinese government has recently announced measures to avoid overheating in certain sectors of the economy, which may include tight bank lending policies and increases in bank interest rates (see “—Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position”).

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

     Our ultimate parent company is Hong Leong Asia Ltd., or HLA, which indirectly owns 7,831,169, or 22.2%, of the outstanding shares of our common stock, as well as a special share that entitles it to elect a majority of our directors. HLA controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or HLC, and through HL Technology Systems Pte Ltd, or HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 22.2% of the outstanding shares of our common stock and is the registered holder of our special share. HLA is a member of the Hong Leong group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or DML, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of our special share. Through HLT’s stock ownership and various agreements among shareholders, HLA is able to effect most corporate transactions without the concurrence of any of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement”. In addition, our shareholders do not have cumulative voting rights. We cannot assure you that HLA’s actions will be in the best interests of our other shareholders. See also “Item 6. Directors, Senior Management and Employees — Compensation — Yuchai”.

We may experience a change of control as a result of offerings of shares by our controlling shareholders.

     As described above, HLT, a subsidiary of HLA, owns 7,831,169 shares of our common stock, as well as our special share. In March 2004, HLT and Coomber Investments Limited, or Coomber, each registered shares for offer and sale from time to time on a shelf registration statement which we filed on their behalf pursuant to a registration rights agreement. If HLT reduces its shareholding to less than 7,290,000 shares of our common stock as a result of such offering, our Bye-Laws provide that the special share held by HLT will cease to carry any rights, and HLA may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — The Special Share”. We believe that our only other significant shareholder is Coomber. If HLT sells all of the shares being registered for sale by HLT in such offering, HLT will cease to own any of our shares. As a result, we cannot determine what control arrangements will arise as a result of such offering (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our business, results of operations, financial condition, prospects or share price.

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

     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Although the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, with Renminbi appreciating slightly against the U.S. dollar in recent years, the exchange rate of the Renminbi could become volatile against the U.S. dollar or other currencies. Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s Chinese interbank foreign exchange market rate and current exchange rates on the world financial markets. The Chinese government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict when the Chinese government will allow free conversion of the Renminbi into foreign currency, and we cannot assure you that the Chinese government will not take steps that will cause the Renminbi to devalue. Substantially all of our operating revenue is denominated in Renminbi, while a major portion of our capital expenditures is denominated in U.S. dollars and Euros. Since we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.

The market price for our common stock may be volatile.

     In recent periods, there has been volatility in the market price for our common stock. The market price could fluctuate substantially in the future in response to a number of factors, including the:

•	our interim operating results;

•	the public’s reaction to our press releases and announcements and our filings with the Securities and Exchange Commission (or SEC);

•	changes in financial estimates or recommendations by stock market analysts regarding us, our competitors or other companies that investors may deem comparable;

•	operating and stock price performance of our competitors or other companies that investors may deem comparable;

•	changes in general economic conditions;

•	future sales of our common stock in the public market, or the perception that such sales could occur;

•	the announcement by us or our competitors of a significant acquisition; and

•	increases in labor and other costs.

     Recent market activity of our stock price on the New York Stock Exchange, or NYSE, has been unpredictable. Since January 1, 2003 to June 25, 2004, our share price has ranged from US$4.45 to US$37.24. See “Item 9. The Offer and Listing” below. During the same period, the average daily trading volume per month for our shares has ranged from 25,957 shares to 4,111,878 shares. We cannot assure you that the recent increased trading price and volume for our shares will be sustained. In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price.

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

     Since the late 1970s, the Chinese government has been reforming the Chinese economic system from a planned economy to a market-oriented economy. In recent years, the Chinese government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the Chinese economy and a higher level of management autonomy. These reforms have resulted in significant economic growth and social progress, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. For example, the Chinese government has recently announced that it is considering introducing measures on certain sectors to avoid overheating of the economy, which may include tighter bank lending policies and increases in bank interest rates. In addition, the Chinese government has also in the past attempted to control inflation by controlling the prices of basic commodities. Severe measures or other actions by the Chinese government, such as placing additional controls on the prices of diesel and diesel-using products, could restrict our business operations and adversely affect our financial position. Although we believe that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on economic development in Mainland China and that we will continue to benefit from these policies and measures, these policies and measures may, from time to time, be modified or reversed. Adverse changes in economic and social conditions in Mainland China, in the policies of the Chinese government or in the laws and regulations in Mainland China, could have a material adverse effect on the overall economic growth of Mainland China and in infrastructure investment in Mainland China. These developments could adversely affect our financial condition, results of operations and business, by reducing the demand for our products, for example.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our business, financial condition and results of operations.

     Since the late 1990s, many Asian countries have experienced significant changes in economic conditions, including for example substantial depreciation in currency exchange rates, increased interest rates, reduced economic growth rates, corporate bankruptcies, declines in the market values of shares listed on stock exchanges, decreases in foreign currency turnover and government-imposed austerity measures. To date, China’s economy has generally been affected to a lesser extent than most other major Asian countries. However, we cannot assure you that China’s economy will not suffer more serious difficulties in the future. Demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that adverse economic developments occur in China, our sales may decrease and our business, financial condition and results of operations could therefore suffer.

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

     At the National People’s Congress held in March 2004, the Chinese government confirmed it will create more jobs and to continue expanding domestic demand and implement a prudent fiscal and monetary policy. The Chinese government has reiterated its policy of furthering reforms in the socialist market economy and to increase the wealth of the rural population through development and subsidies programs. No assurance can be given that these changes will not have an adverse effect on business conditions in China generally or on our business in particular.

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

The admission of China into the WTO could lead to increased foreign competition.

     As a result of China becoming a member of the WTO import restrictions on both motor vehicle components, including diesel engines, and motor vehicles are expected to be gradually reduced. The WTO also requires China to lower its import tariffs as a condition for membership. Reduced import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and therefore lead to increased competition in the domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-use markets of our customers and indirectly affect our sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry.

Outbreaks of infectious diseases, such as severe acute respiratory syndrome (SARS) and bird flu, in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

     In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was generally believed to have been brought under control during 2003, there have been a number of recent cases reported in China and elsewhere in the Asia region. In addition, an infectious strain of influenza known as bird flu has also recently been reported in China and Hong Kong. Outbreaks of infectious diseases such as these could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.

ITEM 4.  INFORMATION ON THE COMPANY.

History and Development

The Company

     The Company is a Bermuda holding company established in April 1993 to own a controlling interest in Yuchai and currently owns, through six wholly-owned subsidiaries, 76.4% of the outstanding common shares of Yuchai (“Yuchai Shares”). The Company operates under The Companies Act 1981 of Bermuda. The principal executive office of the Company is located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. The Company’s telephone number is (+65) 6220-8411.

     Until August 2002, the Company was controlled by Diesel Machinery (BVI) Limited (“DML”), a company that was 53% owned by Hong Leong Asia Ltd. (“HLA”) through its wholly-owned subsidiary, Hong Leong (China) Limited (“HLC”). HLC owns HL Technology Systems Pte Ltd (“HLT”), which held shares in the Company through DML. DML was also 47% owned by China Everbright Holdings Company Limited (“EB Holdings”) through its wholly-owned subsidiary, Coomber Investments Ltd. (“Coomber”). HLA, a company listed on the Singapore Stock Exchange, is part of the Hong Leong Group, which was founded in 1941 by the Kwek family of Singapore and is one of the largest privately-controlled business groups in Southeast Asia. EB Holdings is a state-owned enterprise of China. In 2002, EB Holdings and Coomber gave notice to DML and its other shareholders of DML to effect a liquidation of DML. As a result of the liquidation, HLA acquired the special share of the Company through HLT which entitles HLA to elect a majority of the directors of the Company and veto any resolution of shareholders of the Company. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. EB Holdings sold its shareholding in Coomber, which held shares in the Company, in October 2002 to Goldman

Industrial Limited (“Goldman”), and EB Holdings is no longer a shareholder of the Company. Goldman is a subsidiary of Zhong Lin Development Company Limited (“Zhong Lin”), an investment vehicle of the city government of Yulin in Guangxi, China. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 8. Financial Information — Legal Proceedings”.

     HLA provides certain management, financial planning and other services to Yuchai and has designated one senior manager to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.

     To the Company’s knowledge, since January 1, 2003, there have not been any public takeover offers by third parties in respect of the Company’s shares, nor has the Company made any public takeover offers in respect of the shares of other companies.

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

     The initial shareholders of the Company, consisting of HLT, Sun Yuan Overseas (BVI) Ltd. (“Sun Yuan BVI”), the Cathay Investment Fund, Limited (“Cathay”), GS Capital Partners L.P. (“GSCP”) and Coomber, then a wholly-owned subsidiary of EB Holdings and, thus, controlled by China Everbright International Limited (“China Everbright International”), made their initial investments in Yuchai in May 1993, when their respective wholly-owned subsidiaries purchased for cash 200 million newly-issued shares (51.3% of the then-outstanding Yuchai Shares). These shareholders exchanged with the Company their shareholdings in their wholly-owned subsidiaries, six companies which held Foreign Shares of Yuchai, for 20 million shares of the Company’s common stock, par value US$0.10 per share (“Common Stock”) (after giving effect to a 10-for-1 stock split in July 1994 (the “Stock Split”)). In connection therewith, Yuchai became a Sino-foreign joint stock company and became subject to the laws and regulations relating to joint stock limited liability companies and Sino-foreign joint venture companies in China. Foreign Shares may be held by and transferred to non-Chinese legal and natural persons, subject to approval of the Ministry of Commerce (“MOC”), the successor entity of the Ministry of Foreign Trade and Economic Cooperation of China (“MOFTEC”). Foreign Shares are entitled to the same economic rights as State Shares and Legal Person Shares. State Shares are shares purchased with state assets by government departments or organs authorized to represent state investment. Legal Person Shares are shares purchased by Chinese legal persons or institutions or social groups with legal person status and with assets authorized by the state for use in business.

     In November 1994, the Company purchased from an affiliate of China Everbright 78,015,500 Foreign Shares in exchange for the issuance of 7,801,550 shares of Common Stock (after giving effect to the Stock Split) (the “China Everbright Purchase”). The 78,015,500 Foreign Shares of Yuchai held by Earnest Assets Ltd, a subsidiary of EB Holdings and China Everbright before its sale to the Company, had been originally issued as Legal Person Shares and State Shares and were converted to Foreign Shares, pursuant to approvals granted by MOFTEC. As a result, the Company became the owner of each of these six companies: Hong Leong Technology Systems (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd., Cathay Diesel Holdings Ltd., Goldman Sachs Guangxi Holdings (BVI) Ltd., Youngstar Holdings Ltd. and Earnest Assets Ltd.

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

Capital Expenditures

     Capital expenditures for routine upgrades to, and replacement of, equipment, plant and property were Rmb 43.0 million, Rmb 174.9 million and Rmb 372.8 million in 2001, 2002 and 2003, respectively. The Company funded its capital expenditures primarily from funds from operations generated by Yuchai and, when necessary, from bank loans obtained by Yuchai. The Company incurred capital expenditures in 2002 due to the 4-series light-duty diesel engine series and the commencement of construction of the second foundry to produce engine blocks to meet its expected increased unit production. The Company incurred additional capital expenditures in 2003 relating to the completion of the second foundry as well as for the production line of the new 6113 heavy-duty diesel engine. The Company’s capital expenditures for 2004 are estimated to exceed Rmb 200 million, most of which is expected to be used to complete construction of the second foundry and the new production line for 6113 engines. The Company expects that it will be able to continue to fund its capital expenditures in 2004 in the same manner as in prior years, as described above and under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

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

     To take advantage of anticipated growth in demand for diesel engines in China, Yuchai substantially expanded its manufacturing facilities from their production capacity of 37,000 units of medium-duty diesel engines in 1993 to approximately 140,000 units of medium-duty diesel engines and 50,000 units of heavy-duty diesel engines in 1996. In response to the introduction of high power medium-duty engines introduced by its competitors in 1995, Yuchai began commercial production of the 6108 medium-duty engine in the third quarter of 1997. In addition, Yuchai began trial production of its 4-Series engines (as defined in “— 4-Series Light-Duty Diesel Engines” below) in late 1999 and commenced commercial production of these engines in 2000. Due to strong competition, quality defects and a high pricing structure, sales of the 4-Series engines were weak in 2000, but improved in 2001, 2002 and 2003, with the total number of units sold reaching 4,747 units, 20,735 units and 46,022 units, respectively. Yuchai also commenced trial marketing of the 6112 heavy-duty engine in early 1999 and began commercial production of these engines in the second half of 1999. The quality of the 6112 engine has improved significantly due to the improvements made in the past two years, which the Company believes has translated into higher sales. In addition, continued economic growth in China, together with the development of new highway infrastructure, has resulted in greater demand for long-haul, heavy-duty trucks. As a result, sales of the 6112 engine increased from 2,651 units in 2000 to 6,737 units in 2001, 15,371 units in 2002 and 20,472 units in 2003. The Company also commenced engine development work on its proposed new heavy-duty 6113 engine in 2003, recording sales of 62 units to its customers for testing purposes in 2003.

     6105 Medium-Duty Diesel Engines

     The 6105 medium-duty engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. However, in response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai has been increasing its production and sales efforts on the 6108 medium-duty engine. In 2001, Yuchai produced 31,245 units of the 6105 engine, or 39.7% of Yuchai’s total production volume of 78,800 units for that year. Yuchai produced 39,644 units of the 6105 engine in 2002, representing 27.4% of Yuchai’s total production volume of 144,463 units for that year. In 2003, Yuchai produced 43,325 units of 6105 engines representing 24.0% of total production volume of 180,423 units. The Company expects the 6108 engine to eventually replace the 6105 engine as Yuchai’s primary product. See “— Products — Medium-Duty Diesel Engines — 6105 Engines”.

     6108 Medium-Duty Diesel Engines

     The 6108 medium-duty engine is an overall improvement over the 6105 medium-duty engine. In particular, the Company expects the 6108 engine to enhance Yuchai’s competitiveness in the medium-duty diesel engine market in China. In 2002 and 2003, unit sales of the 6108 engine exceeded unit sales of the 6105 engine. The 6108 engine has become Yuchai’s primary product. See “— Products — Medium-Duty Diesel Engines — 6108 Engines”.

     In 2001, Yuchai produced 33,062 units of the 6108 engine, or 42.0% of Yuchai’s total production volume of 78,800 units for the year. Yuchai produced 61,950 units of the 6108 engine in 2002, representing 42.9% of Yuchai’s total production volume of 144,463 units for the year. In 2003, Yuchai produced 64,054 units of 6108 engine, representing 35.5% of Yuchai’s total production volume of 180,423 units.

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

     The 6112 Engine Factory was completed in 1995 and commercial production was scheduled to commence in late 1997. However, primarily as a result of the unreliable quality of key engine components supplied by domestic component manufacturers, the 6112 engine encountered significant technical problems during initial road testing, and did not perform satisfactorily under harsh environmental conditions. Yuchai was able to resolve these technical problems and commence trial marketing of the 6112 engine in early 1999. Commercial production of these engines began in the second half of 1999. Due to the delay in commencement of commercial production, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Consequently, the volume of sales and profitability of the 6112 engine had been lower than previously expected. However, during 2002, the volume of sales of the 6112 engine had increased steadily to over 1,000 units per month, reaching 15,371 units in 2002. This higher level of customer acceptance of the 6112 engine had led to unit sales of 20,472 engines in 2003 which was 33.2% increase over 2002. See “— Products — Heavy-Duty Diesel Engines”.

     In 2001, Yuchai produced 8,134 units of the 6112 engine, or 10.3% of total production volume of 78,800 units for the year. Yuchai produced 17,201 units of the 6112 engine in 2002, representing 11.9% of Yuchai’s total production volume of 144,463 units for that year. In 2003, Yuchai produced 22,024 units of 6112 engine, representing 12.2% of Yuchai’s total production volume of 180,423 units.

     4-Series Light-Duty Diesel Engines

     The 4-Series light-duty engines comprise of the 4108, 4110, 4110Q, 4110ZQ and 4112 engines (collectively, the “4-Series engines”). See “— Products — Light-Duty Diesel Engines”.

     The 4110Q and 4110ZQ engines were developed to allow Yuchai to compete in the light-duty diesel engine market. Trial production of the 4110 engines commenced in late 1999. Sales of the 4110 engines in 2000 were weak due to strong competition, minor technical problems and a high pricing structure. Significant improvements to the technical specifications of the 4-Series light-duty engines have resulted in higher customer acceptance resulting in higher unit sales in 2003.

     The 4108 engine was based on the 6105 and the 6108 engines. The 4108 engine is designed for light trucks and passenger vehicles. Trial production of the 4108 engine started in the third quarter of 2000, and commercial production of the 4108 engine began in 2001. The 4112 engine was primarily based on the 6112 engine. The 4112 engine is designed for use in light- to medium-duty cargo trucks and buses. The 4112 engine also features a low emission level that is compliant with Euro 1 standards. Trial production of the 4112 engine started in early 2001 and commercial production of the 4112 engine began in late 2001. Both the 4108 and 4112 engines have experienced minor technical problems which have since been resolved, and are facing strong competition.

     In 2001, Yuchai produced 6,359 units of 4-Series engines, or 8.0% of total production volume of 78,800 units for the year. Yuchai produced 23,773 units of the 4-Series engines in 2002, representing 16.5% of Yuchai’s total production volume of 144,463 units for that year. In 2003, Yuchai produced 50,264 units of the 4-Series engines, representing 27.9% of Yuchai’s total production volume of 180,423 units.

Products

     Yuchai primarily manufactures and sells diesel engines for medium-duty trucks in China. Yuchai’s primary products are its 6105 and 6108 medium-duty engines, which are principally used in medium-duty trucks with a load capacity of five to seven tons. In addition, Yuchai also offers the 4-Series light-duty engines and the 6112 heavy-duty engines. See “— Product Development”. The following table sets forth the technical specifications of the 4110ZQ engine, the 6108 engine, the 6112 engine and the 6113 engine:

Type and Technical
Specifications	4110ZQ Engine	6108 Engine	6112 Engine	6113 Engine*
Type	4-stroke, turbo-charged, water-cooling, in-line vertical	4-stroke, water cooling, in-line vertical	4-stroke, turbo-charged, inner-cooling, water cooling, in-line vertical	4-stroke, turbo-charged, inner-cooling or water cooling, 4 valve per cylinder in line vertical

Rated Power	136 horsepower (100 kw)	160 horsepower (118 kw)	270 horsepower (199 kw)	350 horsepower (258 kw)

Number of Cylinders	4	6	6	6

Cylinder Displacement	4.257L	6.871 L	7.8L	8.424L

Rated Speed	2800 r/min	2800 r/min	2400 r/min	2200 r/min

Maximum Torque	392 N.m	450 N.m	980 N.m	1400 N.m

Speed at Maximum Torque	1600-1800 r/min	1600-1900 r/min	1500 r/min	1400 r/min

Bore x Stroke	110 x 112 mm	108 x 125 mm	112 x 132 mm	113 x 140 mm

Minimum Fuel Consumption	< 248 g/kw.h	< 228.5 g/kw.h	< 200 g/kw.h	< 198 g/kw.h

Consumption Ratio of Oil to Fuel	< 0.5%	< 1%	< 0.5%	< 0.1%

Noise	< 115 dB(A)	< 117 dB(A)	< 98 dB(A)	< 98 dB(A)

Smoke	< 3.5 Bosch	< 3.5 Bosch	< 3 Bosch	< 3 Bosch

Net Machine Weight	380 kg	550 kg	642 kg	750 kg

Type and Technical
Specifications	4110ZQ Engine	6108 Engine	6112 Engine	6113 Engine*
Dimensions (length x width x height)	863 x 664 x 843 mm	1234 x 701 x 1000 mm	1224 x 815 x 986 mm	1388 x 716 x 1012 mm

*	Yuchai’s 6113 engines have a rated power ranging from 280 to 350 horsepower. The technical specifications set forth for the 6113 engine in the table are for the 6113 engine with 350 horsepower.

     Diesel engines are commonly referred to by a four-digit numerical name, such as 6108 or 6112. The first digit refers to the number of cylinders and the last three digits refer to the cylinder bore diameter in millimeters. In addition, the numerical name is often followed by a letter indicating the design and use (for example, Q for motor vehicles).

     Besides diesel engines, Yuchai also produces a limited number of diesel power generators and diesel engine parts. The following table sets forth a breakdown of Yuchai’s sales by major product category for each of the three years ended December 31, 2001, 2002 and 2003, respectively:

	2001			2002			2003
		% of	Units		% of	Units		% of	Units
Product	Net Sales	Net Sales	Sold	Net Sales	Net Sales	Sold	Net Sales	Net Sales	Sold
	Rmb			Rmb			Rmb
	(in thousands)			(in thousands)			(in thousands)
Diesel engines
6105	581,086	32.6%	31,001	706,442	20.1%	36,135	911,190	19.9%	44,131
6108	713,369	40.0%	31,667	1,602,545	45.6%	58,042	1,504,140	32.9%	61,361
6112	317,141	17.8%	6,737	753,559	21.5%	15,371	1,003,791	22.0%	20,472
6113	—	—	—	—	—	—	3,697	0.1%	62
4-Series	74,236	4.2%	4,747	376,931	10.7%	20,735	769,805	16.8%	46,022
Diesel power generators	2,378	0.1%	62	5,103	0.2%	101	5,808	0.1%	171
Other(1)	95,119	5.3%	N/A	68,467	1.9%	N/A	371,519	8.2%	N/A

Total	1,783,329	100.0%	74,214	3,513,047	100.0%	130,384	4,569,950	100.0%	172,219

(1)	Includes diesels engine parts, agricultural engines and industrial engines. Figures for the number of units sold for this category are not readily available.

Medium-Duty Diesel Engines

     6105 Engines

     The 6105 medium-duty engine, traditionally Yuchai’s principal product, is a six-cylinder, four-stroke engine that offers up to 143 horsepower, and is principally installed in medium-duty trucks. Yuchai believes that its 6105 engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability. Yuchai also believes that its manufacturing quality control and the design of its engine blocks, which are thicker than those of its major domestic competitors as well as leading international manufacturers, make its engines more durable.

     In response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai began development of its 6108 medium-duty engine. Commercial production of the 6108 engine began in the third quarter of 1997, and in 2003 unit sales of the 6108 engine exceeded unit sales of the 6105 engine. The 6108 engine has replaced the 6105 engine as Yuchai’s primary product.

     6108 Engines

     The 6108 engine offers improved overall performance compared to the 6105 engine, principally because of greater horsepower, increased reliability and improved acceleration. Commencing in the third quarter of 1997, Yuchai began offering the 6108 engine to its customers as a premium model, along-side its standard 6105 engine, and plans to eventually replace the 6105 engine with the 6108 engine. Yuchai’s existing and planned production facilities for medium-duty diesel engines are designed to be capable of producing 6108 engines without major modification.

     Yuchai sells its 6108 engine to the same customers which previously bought its 6105 engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 engine had adversely affected Yuchai’s market share, through an aggressive marketing program, Yuchai was able to increase its unit sales of the 6108 engine by 30.2% to 31,667 units in 2001 from 2000. Unit sales of the 6108 further increased to 58,042 units in 2002, representing an increase of 83.3% over 2001. Due to the overall decline in medium-duty trucks market in China in 2003, medium-duty engines also decreased in unit quantity resulting in Yuchai achieving 61,361 units sales in 2003 as compared to 58,042 units in 2002. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for the 6108 engine. See “Item 5. Operating and Financial Review and Prospects — Overview”.

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

Heavy-Duty Diesel Engines

     The 6112 heavy-duty engine is a six-cylinder, four-stroke engine with a rated power ranging from 190 to 270 horsepower. Primarily as a result of unreliable key engine components supplied by domestic component manufacturers, the 6112 engine encountered significant technical problems during initial road testing and failed to perform satisfactorily under harsh environmental conditions. Although commercial production of the 6112 engine was delayed beyond the previously scheduled date, Yuchai was able to resolve these technical problems and commence trial marketing of the engine in early 1999. Commercial production of these engines began during the second half of 1999. In 2001 and 2002, Yuchai produced 8,134 and 17,011 units of the 6112 engine, respectively. In 2003, Yuchai produced 22,024 units 6112 engine. See “Item 5. Operating and Financial Review and Prospects — Overview”. With the higher levels of acceptance by customers, 6112 engine unit sales have increased in 2003 as compared to 2002.

     The 6113 heavy-duty engine is a six-cylinder, four-stroke engine with a rated power ranging from 300 to 350 horsepower. The Company’s first sales of the 6113 occurred in November 2003, and the Company expects growth of this new engine to strengthen over the next few years and become a significant contributor to profit growth for Yuchai. Early in 2003, Yuchai embarked upon a major capital expenditure program to increase the production capacity of heavy-duty engines by 20,000 units per year. The expansion is expected to enable Yuchai to enter the higher margin market for engines over 300 horsepower, while eventually reducing is cost base by replacing imported engines blocks and cylinder heads with production from Yuchai’s new foundry.

Light-Duty Diesel Engines

     The 4-Series engines utilize much of the same technology as the 6112 heavy-duty engine, modified to produce short-range and reduced cylinder engines for lightweight cars and trucks. Despite their relatively small size (less than half the size of the 6112 engine), they have the advantages of the 6112 engine, including, reliability, high performance and a long life span. Due to its versatility, the 4110Q engine is suitable for light vehicles and agricultural trucks. The 4110ZQ engine, with features such as a low emission level that is compliant with Euro 1 standards and low noise levels, is ideal for light commercial vehicles and medium-size passenger vehicles. Trial production of the 4-Series engines commenced in late 1999. In 2000, due to strong competition in the light-duty diesel engine market, minor technical problems and the high pricing structure of the 4-Series engines, only 1,175 of the 2,220 units which it produced were sold. In 2001, Yuchai produced less than 7,000 units and sold fewer than 5,000 units in 2001, while working on resolving the technical problems. In 2002, Yuchai achieved sales of 20,735 units, which is a significant increase compared to 2001. In 2003, units sales of the 4-Series engines further increased to 46,022 representing an increase of 122% over 2002.

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

Sales, Marketing and Services

Sales and Marketing

     Yuchai distributes most of its engines directly to auto plants and retailers from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates 28 regional sales offices in major geographic regions in China. With a sales force of approximately 518 persons nationwide, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

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

     Advertising expenses increased by 28.5% in 2003 to Rmb 40.1 million from Rmb 31.9 million in 2002. On the other hand, sales commissions decreased to Rmb 16.7 million in 2003 compared to Rmb 17.7 million in 2002. From 2002, Yuchai has changed its promotion strategies by offering lower selling price to its customers rather than through sales commissions paid to sales agents.

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

     Yuchai’s sales are concentrated among Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 45.0% and 31.3% of Yuchai’s total net sales 2002 and 2003, respectively. Dongfeng is also a major competitor of Yuchai. See “— Competition”.

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

     Prior to delivery, customer orders with Yuchai are subject to cancellation by either Yuchai or the customers under the terms of the sales contracts. As part of the continuing efforts to control the level of its trade accounts receivable, Yuchai does not expect to fill all contracted customer orders. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. Yuchai had net trade accounts receivable of Rmb 1,003.1 million as of December 31, 2002, representing 38.2% of the Company’s total current assets at the same date. As of December 31, 2003, Yuchai had net trade accounts receivable of Rmb 849.6 million, representing 34.5% of the Company’s total current assets as of the same date.

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

     Yuchai provides a repair and replacement warranty for all of its engines. Prior to 1993, Yuchai’s warranty was for 12 months or 30,000 kilometers. In September 1993, Yuchai extended its warranty to 18 months or 50,000 kilometers and, in September 1994, Yuchai further extended its warranty from a period of 12 months or 120,000 kilometers to a warranty period of 18 months or 180,000 kilometers, whichever is lower. For the years ended 2001, 2002 and 2003, warranty costs represented approximately 3.3%, 3.5% and 3.6% of net sales, respectively.

Manufacturing

     Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 960,900 square meters, including the existing production factory for the 6105 medium-duty engines, the existing production factory for the 6108 medium-duty engine (the “6108 Engine Factory”), the 6112 Engine Factory and various testing and supporting facilities. In 2003, the annual production capacity of Yuchai’s manufacturing facilities was approximately 140,000 units of medium-duty diesel engines and 100,000 units of heavy-duty and light-duty diesel engines. Yuchai operated at less than full capacity in 2003.

     Yuchai’s production process involves the manufacture of key components and the assembly of the diesel engine from components and parts internally manufactured or purchased from third parties. Yuchai manufactures a substantial portion of the key components of its diesel engines, including the engine block, cylinder heads, crankshaft and camshaft. Yuchai cast and molded approximately 134,110 engine blocks in 2003, satisfying approximately 73.6% of its engine block needs in 2003. When necessary, Yuchai is able to purchase additional engine blocks from a domestic foundry under an existing requirement contract. Yuchai/ASIMCO Components Company Limited (“Yuchai/ASIMCO”) is one of Yuchai’s principal suppliers of fuel injection pumps through two of its related companies. Yuchai purchases the remaining parts and components for its 6105 engines as well as raw materials, principally steel and cast iron, from domestic suppliers. Yuchai does not believe that it is dependent on any one supplier as it generally purchases supplies from at least two sources (except with respect to engine blocks where Yuchai currently has a purchase arrangement only with the domestic foundry referred to above). In addition, the prices of raw materials are not volatile. Yuchai manufactures internally the same key components for its 6108 engine as it does for the 6105 engine and purchases the remaining parts and components for its 6108 engine from domestic suppliers. The main parts for the 6112 heavy-duty engine, which are the engine blocks, cylinder heads, crankshaft and fuel pumps, are imported from foreign suppliers and the other parts are purchased from domestic suppliers.

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

     Yuchai/ASIMCO is a joint venture between Yuchai and a subsidiary of Asian Strategic Investments Corporation (“ASIMCO”) that invests in factories in China that produce parts and components for diesel engines. ASIMCO is a joint venture among The Pacific Alliance Group Limited, Dean Witter Capital Corporation and TCW Capital Investment Corporation. As of December 31, 2003, Yuchai had contributed Rmb 5.7 million to the joint venture and owned a 4.73% interest in the common stock of the joint venture.

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

     In March 2004, similarly at the State Holding Company’s initiative, Yuchai established a new company, Yuchai Express Guarantee Company Limited, which Yuchai intends will be involved in providing financing for Yuchai’s customers to purchase diesel engines manufactured by Yuchai. Yuchai has contributed Rmb 100 million for the establishment of this company, in return for 76.9% of its share capital. The State Holding Company has issued a letter of commitment to purchase from Yuchai approximately 55.1% of this company’s shares, thereby reducing Yuchai’s holding to 19.99% of this new company. This new company is not yet operational. Yuchai’s investment in this new company has not to date received the requisite corporate approvals.

Seasonality

     Yuchai’s business generally is not seasonal. However, Yuchai’s results of operations in the first and second quarters of recent calendar years have been marginally higher than in the third and fourth quarters of the corresponding year, due to slightly better production and sales performance in the first compared to the second half of such calendar years.

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

     Most of Yuchai’s major domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls Yuchai’s other major customers, accounting in the aggregate for approximately 31% of Yuchai’s total net sales in 2003. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai believes several of its major competitors, as Yuchai itself, have substantial unused production capacity. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.

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

     In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive, and customer acceptance of the 6112 engine’s pricing structure requires considerable marketing efforts by Yuchai. As a result, the Company lowered its expectations for future sales volume and profitability of the 6112 engine. In 2003, the sales volume of the 6112 engine was 20,472 units, which was in line with the Company’s expectations. However, there can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichei Power Co., Ltd.) or any new entrants.

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

     The admission of China into the WTO, which regulates trading among its member states, could lead to increased foreign competition for Yuchai. As a result of China becoming a member of the WTO, import restrictions on both motor vehicle components, including diesel engines, and motor vehicles are expected be reduced. China is also required to lower its import tariffs as a condition for membership in the WTO. Reduced import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and, therefore, to increased competition in the domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-use markets of Yuchai’s customers and indirectly affect Yuchai’s sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. Yuchai has been in discussions with potential foreign diesel engine manufacturers on a possible strategic joint venture to develop and manufacture new diesel engines.

Organizational Structure

     The following chart illustrates the organizational structure of the Company and Yuchai as at June 15, 2004, and is based on information generally known to Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”).

HLA beneficially owns 22.2% + special share
Hong Leong Asia Ltd. ("HLA")
100%
Hong Leong (China) Limited ("HLC")
100%
HL Technology Systems Pte Ltd ("HLT")
22.2% + Special Share
Yulin City Government
100%
Guangxi Yuchai Machinery Holdings Company ("State Holding Company")
100% via oral trust
Zhong Lin Development Company Ltd. ("Zhong Lin")
100% via written trust
Goldman Industrial Ltd. ("Goldman")
100%
Coomber Investments Ltd. ("Coomber")
24.3%
Publicly Held 53.5%
China Yuchai International Limited ("CYI")
76.4%
100%
Hong Leong Technology Systems (BVI) Ltd
Earnest Assets Limited
Cathay Diesel Holdings Ltd.
Tsang & Ong Nominees (BVI) Ltd.
Goldman Sachs Guangxi Holdings (BVI) Ltd.
Youngstar Holdings Limited
22.1%
21.4%
12.6%
12.7%
5.2%
2.2%
Holders of Legal Shares
1.5%
Guangxi Yuchai Machinery Company Limited ("Yuchai")
22.1%
76.9%
71.8%
97.1%
Yuchai Express Guarantee Company Limited ("YEGCL")
Yuchai Machinery Monopoly Company Limited ("YMMC")
Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited ("GYSPM")
2.9%
28.2%

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

     During 2003, the Company believes affiliates of the State Holding Company caused various Chinese government agencies to raise allegations of irregularities regarding the status of the Company’s ownership of and rights of control over Yuchai, which the Company believes was intended to try to limit the Company’s rights to exercise control over Yuchai. The Company further believes that such allegations were based on an inaccurate understanding of the structure of the Company’s ownership of and rights of control over Yuchai. The Company also believes that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and the Company has taken steps to communicate to the relevant Chinese government agencies the reasons for its belief in respect thereof. The Company believes the July 2003 Agreement has resolved the issues raised by the various Chinese governmental agencies relating to its share ownership in Yuchai. See also “Item 8. Financial Statements — Legal Proceedings” and “Item 3. Key Information — Risk Factors”.

Property, Plants and Equipment

     Yuchai’s headquarters is located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 1.5 million square meters of land, which is currently used primarily for the production of diesel engines and employee housing. The principal production land area for the manufacture of diesel engines currently occupies approximately 960,900 square meters, including a building for the current 6105 manufacturing facilities and recently completed facilities occupying approximately 620,000 square meters that comprise the 6108 Engine Factory, the 6112 Engine Factory, administrative offices and technical operations space. In addition, Yuchai leases a sales office and an office for supplies near its headquarters and 28 other regional sales offices.

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

     Due to the increased demand for commercial vehicles in China during 2003, the Company’s net sales in 2003 increased by 30% to Rmb 4,570.0 million compared to Rmb 3,513.0 million in 2002. This increase was primarily a result of increased unit sales of diesel engines achieved through the Company’s aggressive marketing program. The Company had income before minority interests of Rmb 583.9 million in 2003 compared to income before minority interests of Rmb 542.2 million in 2002. The increase in income before minority interests was primarily due to increase in sales volume. Sales of the 6108 and the 6112 medium-duty and heavy-duty engines accounted for 32.9% and 22.0%, respectively, of the Company’s net sales in 2003. The Company also introduced its new heavy-duty 6113 engine in 2003, accounting for 0.1% of net sales in 2003.

     In 2003, the Company continued its efforts to control production costs and operating expenses. However, a large portion of the Company’s costs and expenses relate to fixed costs incurred in connection with the production of its diesel engines, which may limit the Company’s ability to significantly reduce its costs and expenses. The Company’s cost of goods sold mainly includes cost of materials consumed, factory overhead, direct labor and depreciation. The Company analyzes its cost of goods sold based on its cost of manufacturing for each period. Cost of manufacturing for each period equals cost of goods sold for the period plus or minus the change in period end finished goods inventory. In 2003, cost of materials consumed accounted for approximately 82.8% of the cost of manufacturing. The Company’s selling, general and administrative (“SG&A”) expenses include advertising expenses, provision for doubtful accounts, salaries and wages, sales commission expenses and a large number of smaller expenses. In 2003, the Company’s SG&A included approximately Rmb 12.0 million arising from legal and professional fees relating to the legal and arbitration proceedings instituted by the Company in response to difficulties encountered by the Company with respect to its investment in Yuchai. The Company expects that it will continue to incur legal and professional fees as it seeks to implement the terms of the July 2003 Agreement.

     The Company had effective income tax rates of (23.7%), 13.3% and 16.2% in 2001, 2002 and 2003, respectively. Yuchai was subject to PRC income tax at a rate of 24% of its income determined in accordance with PRC GAAP in 1993 prior to the restructuring. After becoming a Sino-foreign joint stock company, it was exempt from PRC income tax in 1994 and 1995. Under current laws, Yuchai is subject to PRC income tax at a rate of 7.5% for each of the three years from 1996 to 1998 and a rate of 10% for each of the three years from 1999 to 2001. Since January 1, 2002, Yuchai is subject to tax at a rate of 15% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law. In addition to the PRC income tax, Yuchai has been subject to value-added taxes on its sales since January 1, 1994. Dividends received by the Company from Yuchai can be remitted from China without any PRC taxation under current Chinese law. See “Item 10. Additional Information — Taxation — People’s Republic of China Taxation”.

     The Company commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines during the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, the Company was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive, and customer acceptance of the 6112 engine’s pricing structure requires considerable marketing efforts by the Company. Despite the high costs incurred in the production of the 6112 engine, with more emphasis on promotion and better customer acceptance, the Company currently has no plans to reduce the price of the 6112 engine. With increasing customer acceptance of the 6112 engine in late 2001 through 2003, the sales volume of the 6112 engine improved significantly. However, given the 6112 engine’s limited horsepower capacity, there can be no assurance that the Company will be able to continue to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.

     The Company’s future financial condition and results of operations could be adversely affected as a result of China becoming a member of the WTO. See “Item 3. Key Information — Risk Factors — Risks relating to Mainland China — The admission of China into the WTO could lead to increased foreign competition”. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. However, the Company believes that foreign competition as a result of China becoming a member of the WTO is not currently a major competitive concern because, among other reasons, (i) foreign diesel engines are not generally price competitive, (ii) foreign producers do not have the sales and distribution network or service and parts center infrastructure of Chinese producers and (iii) while China’s import tariffs on motor vehicle components may be lowered, China has indicated that it does not intend to eliminate such tariffs.

     The Company’s future financial condition and results of operations could also be adversely affected as a result of China macroeconomic policy changes recently announced by the Chinese Government. The Chinese government has announced that it is considering introducing measures in certain sectors to avoid overheating of the economy, including tightening bank lending policies and increases in bank interest rates. The market demand for diesel engines in China may be adversely affected by these measures, particularly if diesel engines are included in any specific economic sectoral caps or attempts to slow down sectoral lending. See “Item 3. Key Information — Risk Factors — Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position” and “— Risks relating to our Company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese economy, as well as Chinese government policy. As a result, our business and prospects will be adversely affected by slowdowns in the Chinese economy, as well as Chinese government policies that de-emphasize the use of diesel engines”.

     The recent epidemic of SARS, a new and highly-contagious form of atypical pneumonia, in China had an adverse impact on the sale of engines in 2003. A number of cases of SARS have also recently been reported in China and elsewhere in the Asia region, as well as bird flu and other infectious diseases. Outbreaks of infectious diseases such as these could adversely affect general commercial activity in affected areas. See “Item 3. Key Information — Risk Factors — Risks relating to Mainland China — Outbreaks of infectious diseases, such as severe acute respiratory syndrome (SARS) and bird flu, in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial condition and results of operations.”

Critical Accounting Policies

     The preparation of financial statements in accordance with US GAAP and applicable accounting standards require the Company’s management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of the Company’s assets and liabilities, disclosures of contingent liabilities and the reported amounts of revenues and expenses. These judgments, assumptions and estimates are reflected in the Company’s accounting policies, which are more fully described in Note 3 to the Consolidated Financial Statements appearing elsewhere herein.

     Certain of the Company’s accounting policies are particularly important to the portrayal of the Company’s financial position and results of operations and require the application of significant assumptions and estimates by the Company’s management. The Company refers to these accounting policies as its “critical accounting policies”. The Company’s management uses its historical experience and analyses, the terms of existing contracts, historical cost convention, industry trends, information provided by its agents and information available from other outside sources, as appropriate, when forming its assumptions and estimates. However, this task is inexact because the Company’s management is making assumptions and providing estimates on matters that are inherently uncertain. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions.

     While the Company believes that all aspects of its financial statements should be studied and understood in assessing its current expected financial condition and results, the Company believes that the following critical accounting policies involve a higher degree of judgment and estimation and therefore warrant additional attention:

•	Allowances for doubtful accounts;

•	Provision for inventories;

•	Allowance for product warranty;

•	Valuation allowance for deferred tax assets;

•	Impairment of long-lived assets; and

•	Impairment of goodwill.

Allowances for doubtful accounts

     Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

     Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2003 are summarized as follows:

	December 31,

	2001	2002	2003	2003

	Rmb	Rmb	Rmb	US$
Balance at beginning of year	201,533	164,924	158,075	19,099
Less:
Written back to statements of income	(36,609)	(6,849)	(493)	(60)
Doubtful debts written off	—	—	(63,159)	(7,631)

Balance at end of year	164,924	158,075	94,423	11,408

     The Company believes that the present level of its allowance for doubtful debts adequately reflects probable losses related to impaired accounts receivable. However, changes in the assumptions used to assess the frequency and severity of doubtful accounts would have an impact on the Company’s allowance for doubtful debts. If economic or specific industry trends change, the Company would adjust its allowances for doubtful accounts by recording additional expense or benefit. Management studies show that a decrease or increase of 5% in historical write-off experience would increase or decrease the provision for doubtful accounts by approximately Rmb 26.3 million (US$3.2 million).

Provision for inventories

     The Company’s inventories are valued at the lower of cost or net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the inventories. Net realizable value is estimated based on the age and market condition of inventories.

     If market conditions or future product enhancements and developments change, the Company would adjust its provision for inventories by recording additional expense or benefit. Management studies show that a decrease or increase of 5% in historical charge experience would increase or decrease the provision for inventories by approximately Rmb 43.9 million (US$5.3 million).

Allowance for product warranty

     The Company provides for estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, for which it provides free repair and replacement. Warranties generally extend for a duration (12 months to 18 months) or mileage (80,000 kilometers to 180,000 kilometers), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year-end.

     Changes in the allowances for product warranty for each of the years in the three-year period ended December 31, 2003 are summarized as follows:

	December 31,

	2001	2002	2003	2003

	Rmb	Rmb	Rmb	US$
Balance at beginning of year	17,896	29,699	66,864	8,079
Allowance charged to income statement	58,582	127,058	162,369	19,618
Less: Allowance utilized	(46,779)	(89,893)	(128,018)	(15,467)

Balance at end of year	29,699	66,864	101,215	12,230

     The Company’s estimate of its warranty obligations is evaluated on an annual basis. In previous years, warranty claims have typically not been higher than the relevant provisions made in the Company’s balance sheet. If the nature, frequency and average cost of warranty claims change, the Company would adjust its allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. Management studies show that a decrease or increase of 5% in historical claims experience would increase or decrease the provision for product warranty by approximately Rmb 8.1 million (US$1.0 million).

Valuation allowance for deferred tax assets

     The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to forecasted taxable income in future years in which those temporary differences are expected to be recovered or settled.

     Forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material adjustment to the valuation allowance for deferred tax assets. The Company believes that the forecasted taxable income in future years is appropriate. Based on management’s analysis, no valuation allowance for deferred tax assets is required at December 31, 2003.

Impairment of long-lived assets

     Long-lived assets have been reviewed for impairment based on Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.

     In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated discounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

     The Company has conducted a review on the conditions of the property, plant and equipment. In 2003, management identified that certain property, plant and equipment were no longer used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to estimated fair value. Impairment loss of Rmb 12.4 million (US$1.5 million) has been charged to income statements in 2003.

     If the estimates of cash flows and fair value of these long-lived assets change, management studies show that a 5% variance in historical charge experience would not have any significant impact to the Company’s financial statements.

     No other significant impairment existed at December 31, 2003 based on management’s analysis.

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.”

Impairment of goodwill

     Goodwill represents the excess of costs over fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002. Pursuant to SFAS No. 142, goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead is tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

     In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its single reporting unit, which is Yuchai and determined the carrying value of the reporting unit by assigning the assets and liabilities, including the existing goodwill, to this reporting unit as of January 1, 2002. The Company determined the fair value of the reporting unit and compared it to the carrying amount of the reporting unit. The fair value of the reporting unit exceeded its carrying amount as of January 1, 2002. However, under the circumstance that the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform a second step of the transitional impairment test, as this is an indication that the reporting unit’s goodwill may be impaired. In this step, the Company would compare the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

     Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, we perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in determination of whether a premium or discount should be applied to comparables. Based on management’s analysis, no impairment existed at December 31, 2003.

     The Company believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in the Company recognizing impairment charges for goodwill in the future. Management studies show that a decrease of 5% in the fair value of the reporting unit would not have resulted in a material impairment charge.

Results of Operations

     The following table sets forth the percentages of net sales of certain income and expense items of Yuchai for the last three fiscal years ended December 31, 2001, 2002 and 2003, respectively:

	Percentage of Net Sales
	Year Ended December 31,
	2001	2002	2003
Net sales	100.0%	100%	100%
Cost of goods sold	66.4	67.5	69.9
Gross profit	33.6	32.5	30.1
Research and development costs	2.5	2.2	2.1
Selling, general and administrative expenses	13.6	12.1	12.3
Amortization of goodwill	0.9	—	—
Operating income	16.5	18.2	15.8
Interest expense	1.7	0.7	0.5
Other (income), net	(0.2)	(0.3)	0.0
Income before income taxes and minority interests	15.0	17.8	15.2
Income tax (benefits)/expenses	(3.6)	2.4	2.5
Income before minority interests	18.6	15.4	12.8
Minority interests in income of consolidated subsidiaries	4.6	3.7	3.2
Net income	14.0%	11.7%	9.6%

2003 Compared to 2002

     Net sales increased by 30.0% to Rmb 4,570.0 million (US$552.1 million) in 2003 compared to Rmb 3,513.0 million in 2002. The increase in net sales was primarily due to higher sales volume due to more aggressive marketing programs. Unit sales of diesel engines increased by 32.1% to 172,219 units in 2003 from 130,384 units in 2002.

     Cost of goods sold increased by 34.7% to Rmb 3,192.8 million (US$385.8 million) in 2003 from Rmb 2,371.1 million in 2002, and increased as a percentage of net sales to 69.9% in 2003 from 67.5% in 2002. Cost of manufacturing increased by 24.4% to Rmb 2,993.7 million (US$361.7 million) in 2003 from Rmb 2,407.3 million in 2002, while cost of manufacturing as a percentage of net sales decreased to 65.5% from 68.5% in 2002. The 6112 heavy-duty engines have a higher cost of manufacturing as their components include imported parts that are relatively more expensive. Cost of materials consumed in costs of manufacturing increased by 25.9% to Rmb 2,479.9 million (US$299.6 million) in 2003 from Rmb 1,969.1 million in 2002 (due to higher production throughput during 2003), while cost of materials consumed as a percentage of net sales decreased to 54.3% in 2003 from 56.1% in 2002. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing increased by 30.5% to Rmb 191.9 million (US$23.2 million) in 2003 from Rmb 147.1 million in 2002, due to higher variable factory expenses (such as utilities) arising from higher diesel engine production in 2003. Factory overhead as a percentage of net sales remained fairly stable at 4.2% for both 2003 and 2002. Depreciation included in cost of manufacturing decreased to Rmb 88.7 million (US$10.7 million) from Rmb 84.7 million in 2002. Depreciation as a percentage of net sales decreased to 1.9% in 2003 from 2.4% in 2002.

     Gross profit increased by 20.6% to Rmb 1,377.2 million (US$166.4 million) in 2003 from Rmb 1,142.0 million in 2002. Gross profit margin (gross profit divided by net sales) decreased to 30.1% in 2003 compared to 32.5% in 2002, reflecting a shift in the sales mix whereby the gross margin for the 4-Series and industrial engines were lower than margins historically achieved for both medium and heavy-duty engines.

     SG&A expenses (excluding research and development) increased by 31.7% to Rmb 561.2 million (US$67.8 million) in 2003 from Rmb 426.1 million in 2002 and increased as a percentage of net sales from 12.1% in 2002 to 12.3% in 2003. This increase in SG&A was primarily due to the increase in sales and costs arising from legal and professional fees incurred in connection with the legal and arbitration proceedings instituted by the Company in 2003. Research and development expenses increased to Rmb 94.6 million (US$11.4 million) in 2003 from Rmb 75.5 million in 2002. Such increased expenses were primarily due to the development of the 6113 engine and Euro 2 compliance. Advertising expenses included in SG&A increased by 28.5% to Rmb 41.0 million (US$4.9 million) in 2003 from Rmb 31.9 million in 2002. Advertising expenses as a percentage of net sales decreased to 0.90% in 2003 from 0.91% in 2002. Sales commission expenses included in SG&A expenses decreased by 5.6% to Rmb 16.7 million (US$2.0 million) in 2003 from Rmb 17.7 million in 2002. Sales commission expenses as a percentage of net sales decreased to 0.4% in 2003 from 0.5% in 2002. The decreases in advertising and sales commission expenses reflected primarily lower costs incurred for the promotion of the 6112 and 4-Series engines in 2002 and the change in Yuchai’s promotion strategies by offering lower selling prices to customers rather than through sales commission paid to its sales agents. Salaries and wages as a percentage of net sales increased to 7.5% in 2003 compared to 6.5% in 2002, due primarily to an increase in production. Amortization of goodwill was Rmb Nil in 2003 and 2002.

     As a result of the foregoing, profits from operations increased to Rmb 721.4 million (US$87.2 million) in 2003 compared to Rmb 640.3 million in 2002.

     Interest expenses decreased by 6% to Rmb 23.6 million (US$2.9 million) in 2003 from Rmb 25.1 million in 2002, primarily due to the repayment of loans during the year.

     Income before income taxes and minority interests in 2003 was Rmb 696.9 million (US$84.2 million), as compared to Rmb 625.5 million in 2002. Income tax expenses in 2003 was Rmb 112.9 million (US$13.6 million) compared to income tax credit of Rmb 83.2 million in 2002. Yuchai was subject to PRC income tax at a rate of 10% in 2000 and 2001, 15% in 2002 and 15% in 2003.

     As a result of the foregoing factors, the Company had income before minority interests of Rmb 584.0 million (US$70.6 million) in 2003 compared to Rmb 542.2 million in 2002, and net income of Rmb 438.2 million (US$52.9 million) in 2003 compared to Rmb 412.4 million in 2002.

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

     Cost of goods sold increased by 100.4% to Rmb 2,371.1 million (US$286.5 million) in 2002 from Rmb 1,183.4 million in 2001, and increased as a percentage of net sales to 67.5% in 2002 from 66.4% in 2001. Cost of manufacturing increased by 78.4% to Rmb 2,407.3 million (US$290.9 million) in 2002 from Rmb 1,349.4 million in 2001, while cost of manufacturing as a percentage of net sales decreased to 68.5% from 75.7% in 2001. This percentage increase was primarily attributable to the higher number of 6112 heavy-duty engines sold. The 6112 heavy-duty engines have a higher cost of manufacturing as their components include imported parts that are relatively more expensive. Cost of materials consumed in costs of manufacturing increased by 88.4% to Rmb 1,969.1 million (US$237.9 million) in 2002 from Rmb 1,045.4 million in 2001, while cost of materials consumed as a percentage of net sales decreased to 56.1% in 2002 from 58.6% in 2001. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing increased by 32.0% to Rmb 147.1 million (US$17.8 million) in 2002 from Rmb 111.4 million in 2001, while factory overhead as a percentage of net sales decreased to 4.2% in 2002 from 6.3% in 2001. Depreciation included in cost of manufacturing increased to Rmb 84.7 million (US$10.2 million) from Rmb 91.6 million in 2001. Depreciation as a percentage of net sales decreased to 2.4% in 2002 from 5.1% in 2001.

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

     In light of the competitive market conditions for diesel engines currently prevailing in China, the Company has continued to implement measures to control production costs and operating expenses. The Company has also continued to implement measures to monitor its customers’ receivable balances and to control credit risks. There can be no assurance that such measures will be sufficient to improve the Company’s financial condition and results of operations. See “Cautionary Statements with respect to Forward-Looking Statements”.

Inflation

     The general annual inflation rate in China was approximately 0.1%, (0.1)% and 1.2% in 2001, 2002 and 2003, respectively. The Company’s results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs.

Foreign Currency Fluctuations

     The Company is exposed to foreign currency risk as a result of having to obtain certain key components used in the manufacturing of the 6112 engines from overseas suppliers. As of December 31, 2003, the Company did not have any loans denominated in a foreign currency. See “Item 3. Key Information — Risk Factors”.

Liquidity and Capital Resources

     The Company’s primary sources of cash are funds from operations generated by Yuchai and debt financing incurred by Yuchai. The Company’s operations provided cash in 2002 and 2003. In 2003, the Company’s primary cash requirements were for working capital to finance accounts receivable, inventories and capital expenditures to complete the expansion of production capacity. The Company believes that its working capital is sufficient for its requirements over the next year. Factors which may affect the Company’s ability to generate funds from operations include increased competition (including as a result of China’s admission to the WTO), fluctuations in customer demand for the Company’s products, the status of the Company’s investment in Yuchai under Chinese law, and the Company’s ability to collect and control its level of accounts receivable.

     If the Company is considered on a stand-alone basis without taking into account the financial contribution of Yuchai to the Company by way of dividends, the Company would have approximately US$15.7 million in cash, which the Company considers would be sufficient to meet the Company’s operational requirements at least for the next year. Such requirements would likely be related to employee expenses and professional expenses incurred in the running of the Company as a holding company, including meeting its SEC disclosure and NYSE listing obligations. The Company believes that if the Company is considered on a stand alone basis without its investment in Yuchai, the Company would find it difficult to raise new capital (either debt or equity) on its own.

     In 2003, the Company had net cash inflow from operating activities of Rmb 1,075.3 million, compared to net cash inflow from operating activities of Rmb 659.5 million in 2002. This increase in operating cash inflow was primarily due to an increase in sales and profit in 2003. The following table summarizes the key elements of the Company’s cash flows for the last three years:

	Years ended December 31,

	2001	2002	2003	2003

	Rmb	Rmb	Rmb	US$
	(in thousands)
Net cash provided by operating activities	59,273	659,500	1,075,274	129,916
Net cash used in investing activities	(42,682)	(174,164)	(372,373)	(44,990)
Net cash provided by (used in) financing activities	(25,077)	(251,329)	(714,163)	(86,286)

Net (decrease)/increase in cash and cash equivalents	(8,486)	234,007	(11,262)	(1,360)

     Net cash provided by operating activities increased Rmb 415.8 million in 2003. This increase was principally caused by a decrease in trade accounts receivable of Rmb 382.9 million, due to aggressive collection programs undertaken by Yuchai’s sales personnel prior to the 2003 year end. The extraordinary decrease in trade accounts receivable experienced in 2003 may not recur in future years. In addition, the increase in net cash provided by operating activities in 2003 was also partly attributable to a decrease in prepaid expenses of Rmb 64.7 million due primarily to reduced advance payments made to suppliers in respect of raw material purchasers. In addition, there was an increase in trade accounts payable in 2003 of Rmb 103.1 million arising from increased business activities from higher production. Net cash used in investing activities increased Rmb 198.2 million in 2003, principally because of amounts spent for purchases of property, plant and equipment, lease prepayments and construction in progress increased by Rmb 197.9 million in 2003 due to additional capital expenditure mainly related to the second foundry project and new heavy duty 6113 engine production. Net cash used in financing activities increased by Rmb 462.8 million in 2003, principally due to an increase of Rmb 549.8 million in dividends paid to shareholders, partially offset by proceeds from bank financing.

     Cash provided by continuing operations is a major source of the Company’s working capital funding. Other than with respect to the application of cash generated from operations for capital expenditure and dividend payments (see “Item 3. “Item 8. Financial Information – Policy on Dividend Distributions”), the Company does not have a formal cash management policy.

     The Company expects that cash generated from operations and credit collection arrangements should provide the Company with sufficient financial flexibility to satisfy future bank obligations, capital expenditure and projected working capital requirements. However, at certain times cash generated from operations is subject to seasonal fluctuations. As a result, the Company may use periodic borrowings to supplement its working capital requirements. In the event that cash provided by operations is not at that point in time sufficient for the Company’s business purposes, the Company has available to it a line of credit established by Yuchai with domestic Chinese banks, up to Rmb 450.0 million in principal amount. The interest rate applicable to amounts borrowed under the line of credit is between 4.98% and 5.94%. As at December 31, 2003, Rmb 290.0 million had been utilized under that line of credit, and the remaining Rmb 160.0 million was available for future drawdown.

     The Company’s working capital as of December 31, 2003 was Rmb 962.8 million compared to Rmb 1,340.8 million as of December 31, 2002. The decrease in working capital was primarily due to an increase in trade accounts payable and a reduction in trade accounts receivable as a result of better debtors collections and increases in trade accounts payable arising from higher business volume in trade accounts payable. The Company’s total liabilities increased by 12.1% to Rmb 1,497.4 million from Rmb 1,336.1 million, primarily as a result of higher accounts payable due to higher volume of purchase of raw materials and components to meet expected higher sales in 2004. As of December 31, 2003, the Company had long-term debt, including current installments, totaling Rmb 50.0 million, of which Rmb 50.0 million will mature in 2004. The Company had short term debt totaling Rmb 248.0 million as of December 31, 2003.

     The Company’s capital expenditures were Rmb 372.8 million in 2003, Rmb 174.9 million in 2002 and Rmb 43.0 million in 2001. As of December 31, 2003, the Company had authorized and contracted for capital expenditure for improvement to existing production facilities in the amount of Rmb 66.8 million. As the Company’s business continues to grow, it will also require additional funds for increased working capital requirements, including to finance increased accounts receivable. The Company expects to fund its capital expenditures and working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans incurred by Yuchai. Yuchai’s ability to obtain financing is limited by government regulation and a general shortage of debt and equity financing in China. Any additional capital contribution by the Company to

Yuchai would require, among other things, the approval of the MOC, which has broad discretion with respect to such approval.

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

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2003:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in Rmb millions)
Short-Term Debt	240	240	—	—	—
Long-Term Debt	50	50	—	—	—
Equipment	0	0	—	—	—
Purchase Obligations	84	84	—	—	—

Total	374	374	—	—	—

     The following table sets forth information on the Company’s other commercial commitments for the periods indicated as of December 31, 2003:

Amount of Commitment
Expiration Per Period
Total
Other Commercial	Amounts	Less than
Commitments	Committed	1 Year	1-3 Years	4-5 Years	Over 5 years
(in Rmb millions)
Line of Credit	—	—	—	—	—
Total	—	—	—	—	—

Off-Balance Sheet Arrangements

     Outstanding bills discounted

     As of December 31, 2002 and 2003, outstanding bills discounted with banks for which the Company has retained a recourse obligation totaled Rmb 193.1 million and Rmb 729.6 million (US$88.1 million), respectively.

     Outstanding letter of credits

     As of December 31, 2002 and 2003, the irrevocable letter of credits outstanding in the Company’s books amounted to Rmb 81.4 million and Rmb 172.0 million (US$20.8 million), respectively.

     Except for the above off-balance sheet arrangements, the Company has no other outstanding derivative financial instruments, off-balance sheet arrangements or guarantees.

Recently Issued Accounting Standards

Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46 (revised)

     In December 2003, the FASB issued FIN 46 (revised December 2003). “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in Variable Interest Entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date Fin 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

     While the Company has evaluated the impact of applying FIN 46R, the Company does not believe it has an interest in any VIEs that are within the scope of this statement. Therefore, the application of this interpretation did not have a material effect on the Company’s consolidated financial statements.

Statement of Financial Accounting Standards (“SFAS”) No. 150

     In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. The statement was generally effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this statement.

Research and Development

     The Company has committed substantial resources to continually improve the technology of its products. The Company’s internal development effort focuses primarily on improving manufacturing processes and adapting foreign technology to the Chinese market. In addition, the Company plans to continue to acquire advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2003, the Company employed over 1,350 engineers, approximately 274 of whom were devoted to research and development, product enhancement and new designs. In 2001, 2002 and 2003, the Company spent approximately Rmb 44.7 million, Rmb 75.5 million and Rmb 94.6 million, respectively, on research and development. The Company has been able to control research and development expenses due to the relatively low salary levels of engineers in China.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management of the Company

     The Board of Directors of the Company consists of eleven members. Currently, there are eight members elected to and serving on the Company’s Board of Directors, with three vacancies. Pursuant to the Shareholders Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement”), HLA is entitled to designate six directors and Cathay is entitled to designate one director. Until October 2002, China Everbright was entitled to designate two directors; however, upon the sale of all of its shares in the Company held through Coomber in October 2002, China Everbright’s designation rights were terminated. In accordance with the Shareholders Agreement, the Chief Executive Officer of Yuchai is also a member of the Company’s Board of Directors. HLA has designated Messrs. Wrixon Frank Gasteen, Gan Khai Choon, Gao Jia Lin, Kwek Leng Peck, Wong Hong Ren and Philip Ting Sii Tien as its directors.

     The directors and executive officers of the Company as of June 15, 2004 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer
Wrixon Frank GASTEEN(1)(4)	President and Director	2002
GAO Jia Lin(1)(4)	Vice President and Director	1995
GAN Khai Choon	Director	1995
Raymond C. K. HO(2)(4)	Director	2004	(5)
KWEK Leng Peck(3)	Director	1994
LIU Chee Ming(2)	Director	2004	(5)
WONG Hong Ren(1)(3)(4)	Director	1994
Philip TING Sii Tien(2)	Director and Chief Financial Officer	1994	(6)
Sheila MURUGASU	General Counsel	2003
Ira Stuart OUTERBRIDGE III	Secretary	2001

(1)	Also a director of Yuchai.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Special Committee.

(5)	Appointed on May 28, 2004 to fill casual vacancy until next annual general meeting of shareholders.

(6)	Appointed as director in 2004.

     Mr. Wrixon Frank Gasteen is the President of the Company and a Director of Yuchai. He is also the Chief Executive Officer and a director of HLA, as well as a director of Xinfei-Electric and various building materials companies within the Hong Leong Group. Prior to joining the Hong Leong Group, Mr. Gasteen was the executive director of Quantum Explosives Pte. Ltd. Mr. Gasteen served as principal consultant to Kerrix Consulting from 1998 to 1999, managing director of The Brandnam Group from 1993 to 1998, business development manager of CSR Limited from 1992 to 1993 and divisional manager of CSR Humes Pty Limited from 1989 to 1992. Mr. Gasteen has managed businesses in manufacturing, building and construction materials, mining and service industries. Mr. Gasteen holds a bachelor of engineering (honors) degree from the University of Queensland and a master of business administration (with distinction) from the University of Geneva. Mr. Gasteen recently announced his intention to resign as the Chief Executive Officer of HLA effective September 30, 2004 and to remain a director of HLA thereafter. Mr. Gasteen has indicated to the Company that he intends to remain as President of the Company until at least December 31, 2004.

     Mr. Gao Jia Lin is the Vice-President and a Director of the Company and Deputy Chairman and a Director of Yuchai. He has a mechanical engineering degree from Qinghua University, and joined Hong Leong (China) Limited in 1982. He is currently the Group Business Development Manager of Yuchai.

     Mr. Gan Khai Choon is a Director of the Company. He is currently the managing director of Hong Leong International (Hong Kong) Limited. He holds a bachelor’s degree (economics honors) from the University of Malaya.

     Mr. Raymond C. K. Ho is a partner of Fred Kan & Co., a Hong Kong based law firm. He has been in private practice as a solicitor since 1983 in Hong Kong, Mainland China and Vancouver. He has held various public service positions with the Law Society of Hong Kong, Hong Kong Trade Development Council and Hong Kong International Arbitration Centre. He is also currently the Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong. During 2004, Fred Kan & Co. rendered legal advice to the Company in connection with the implementation of the July 2003 Agreement, for which CYI paid approximately US$30,000. The Company’s Board of Directors has determined that Mr. Ho is independent within the meaning of NYSE’s recently adopted corporate governance standards, on the basis that the amount paid for the legal services provided by Fred Kan & Co is not material to either the Company or Fred Kan & Co and that the Company has no other relationship, direct or indirect, which is material with Mr. Ho.

     Mr. Kwek Leng Peck is a Director of the Company. Mr. Kwek is a member of the Kwek family, which controls the Hong Leong Group. Mr. Kwek serves as Executive Director of the Hong Leong Group, and has over 23 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. Mr. Kwek holds directorships on the boards of several Hong Leong Group companies, including HLA, City Developments Limited, HLC, Hong Leong Finance Limited, Hong Leong Foundation, Hong Leong Holdings Limited and CDL Hotels International Limited.

     Mr. Liu Chee Ming is the Managing Director of Platinum Holdings Company Limited, an Asian-focused integrated financial services group. Between 1976 and 1995, he held various positions with companies in the Jardine Fleming group, including as head of investment banking and a member of the executive committee of Jardine Fleming Holdings Limited between 1988 and 1995. He is also currently a member of the Takeovers Appeal Committee and Takeovers Panel of the Hong Kong Securities and Futures Commission. The Company’s Board of Directors has determined that Mr. Liu is independent within the meaning of NYSE’s recently adopted corporate governance standards, on the basis that the Company has no material relationship with Mr. Liu.

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

     Mr. Philip Ting Sii Tien has been the Chief Financial Officer of the Company since 1994 and became a Director in February 2004. He was appointed Chief Financial Officer of HLA in 1994. In 2001, he became the Group Chief Financial Officer for the HLA group of companies. Prior to joining HLA, from 1993 to 1994, Mr. Ting served as Regional Controller of Quantum Asia Pacific, Singapore, a leading disk drive manufacturer. Mr. Ting served as Regional Controller of Black & Decker Asia Pacific Pte. Ltd. (Singapore) from 1990 to 1993 and as Controller of Deutsche Bank (Singapore) from 1987 to 1989. Mr. Ting is an Associate Member of the Institute of Chartered Accountants in England and Wales.

     Ms. Sheila Murugasu is the Group Counsel of the Company. Ms. Murugasu has been the Group Legal Counsel for the HLA group of companies since 1996. Ms. Murugasu is a qualified Singapore lawyer, and prior to joining HLA, was in private legal practice in Singapore.

     Mr. Ira Stuart Outerbridge III is the Secretary of the Company. Mr. Outerbridge is a graduate of the University of North Carolina at Chapel Hill and is a fellow of the Institute of Chartered Secretaries and Administrators. He joined Codan Services Limited as a Corporate Manager in February 1996.

Audit Committee

     The members of the Audit Committee are Messrs. Liu Chee Ming, Raymond C. K. Ho and Philip Ting Sii Tien. The Audit Committee oversees the actions of the Company’s independent public accountants and reviews the Company’s internal accounting procedures. Although not considered independent pursuant to SEC rules relating to audit committees, the Board has designated Mr. Philip Ting Sii Tien as the Company’s Audit Committee Financial Expert. Mr Raymond Ho is also not considered independent pursuant to SEC rules relating to audit committees. Although the Company does not currently have an audit committee which meets all of the requirements of the Sarbanes-Oxley

Act and related SEC rules, the Company is taking steps towards meeting such requirements by the required compliance date of July 31, 2005.

Compensation Committee

     The members of the Compensation Committee are Messrs. Kwek Leng Peck and Wong Hong Ren. The Compensation Committee reviews and approves executive appointments and remuneration, and administers the Company’s employee benefit plans, including the Company’s Stock Option Plan. See “— Share Ownership — Stock Option Plan” for further details.

Special Committee

     The members of the Special Committee are Messrs. Wrixon Frank Gasteen, Wong Hong Ren, Raymond C.K. Ho and Gao Jia Lin. The Special Committee was established in 2003 in response to the difficulties which the Company faced with respect to its investment in Yuchai, and is not a permanent committee of the Company’s Board of Directors. Steps taken by the Special Committee included instituting legal and arbitration proceedings against the Chinese shareholders of Yuchai in May 2003, and subsequently discontinuing these proceedings following an agreement which CYI entered into with Yuchai in July 2003. The Special Committee’s mandate has subsequently been further expanded to address issues relating to the implementation of the July 2003 Agreement, as well as to review and resolve any difficulties which CYI may experience in obtaining the cooperation of the Chinese shareholders of Yuchai in the management and operation of Yuchai, including if necessary the commencement of litigation and/or arbitration. See also “Item 8. Financial Information — Legal Proceedings”.

Directors and Executive Officers of Yuchai

     The Board of Directors of Yuchai consists of thirteen members. Currently, there are nine members elected to and serving on Yuchai’s Board of Directors, with four vacancies. Yuchai’s Articles of Association entitle the Company (as the indirect holder of the Foreign Shares) to designate nine directors and entitle the Chinese shareholders to designate four directors. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions”, and by virtue of the Special Share, HLA is entitled to designate six of the nine Yuchai directors designated by the Company, and Cathay is entitled to designate one such director. Until October 2002, China Everbright was entitled to designate the other two directors; however, upon the sale of all of its shares in the Company in October 2002, China Everbright’s designation rights were terminated. Pursuant to the agreement reached with Yuchai and its related parties in July 2003, as described under “Item 8. Financial Information — Legal Proceedings”, the Company designated Messrs. Gao Jia Lin, Wong Hong Ren, Wrixon Frank Gasteen, Paul Wolansky, Qin Xiao Cong, Yuan Xu Cheng and Hermann Leung as Yuchai’s directors; Messrs. Paul Wolansky and Hermann Leung who were nominee directors of Cathay resigned from the Board of Yuchai in January 2004 following Cathay’s disposal of its investment in the Company. Pursuant to the Shareholders Agreement and the Bye-laws of the Company, the Yuchai directors designated by the Company will vote as a block in accordance with the vote of the majority of such directors.

     The directors and executive officers of Yuchai as of June 15, 2004 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer
WANG Jianming	Chairman of the Board of Directors and Chief Executive Officer	1993
GAO Jia Lin(1)	Deputy Chairman of the Board of Directors	1995
Wrixon Frank GASTEEN(1)	Director	2001
WONG Hong Ren(1)	Director	1993
LI Tiansheng	General Manager and Director	2001
ZENG Shiqiang	Director	1998

'

		Year First Elected or
		Appointed Director
Name	Position	or Officer
SHAO Qihui	Director	2003
QIN Xiao Cong	Director	2003
YUAN Xu Cheng	Director	2003
LIANG Weijian	Deputy General Manager	1992
YANG Jianjun	Deputy General Manager	1997
YANG Weizhong	Chief Accountant	1992
SHEN Jie	Chief Engineer	2002
LIM Poh Lea	Deputy Financial Controller	2002

(1)	Also a Director of the Company.

     For information about Messrs. Gao Jia Lin, Wrixon Frank Gasteen and Wong Hong Ren, see “— Directors and Senior Management of the Company”. For additional information regarding Mr. Wang Jianming’s current employment status with Yuchai, see “— Compensation — Yuchai” and “Item 8. Financial Information — Legal Proceedings”.

     Mr. Wang Jianming is the Chief Executive Officer and Chairman of the Board of Directors of Yuchai. Mr. Wang was the Chairman and a Director of Yuchai from 1994 to 2000 and the Chief Executive Officer of Yuchai from 1993 to 2000. Mr. Wang is also the legal personal representative of Yuchai. Mr. Wang has also previously served as a Director of the Company, but at the annual general meeting of shareholders of the Company held on July 9, 2003, Mr. Wang was not reelected as Director of the Company. Mr. Wang is a graduate of Shanghai Communications University.

     Mr. Li Tiansheng is a Director and Deputy General Manager of Yuchai. He previously served as the principal coordinator for liaison with Chinese government agencies, banks and tax department.

     Mr. Zeng Shiqiang is a Director of Yuchai and Assistant to the Chairman of the State Holding Company. He previously held the position of Chief Accountant at Yuchai.

     Mr. Shao Qihui is an independent director of Yuchai. He previously served as the Minister of Machinery Industry Ministry. He is the Honorary President of China Machinery Association.

     Mr. Qin Xiao Cong is a director of Yuchai and Coomber Investments Limited. He also serves as a director and General Manager of Zhonglin Development Company.

     Mr. Yuan Xu Cheng is a director of Yuchai. He previously served as the director and assistant General Manager of Guijiang Enterprise Co.

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

     Mr. Lim Poh Lea is the Deputy Financial Controller assigned by the Company to assist in the financial administration, budgeting and planning of Yuchai’s financial matters. Mr. Lim is a senior financial controller employed by HLA. Mr. Lim is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a Certified Public Accountant of Singapore.

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

     In order to further strengthen its level of corporate governance, the Company has continued to seek to cause Yuchai to adopt comprehensive corporate governance guidelines, which seek to put procedures in place to improve the management and corporate governance of Yuchai. Corporate governance guidelines were unanimously approved by Yuchai’s Board of Directors in November 2002, however it appears that no steps were ever taken by Yuchai management to submit the amendments to Yuchai’s Articles of Association required in order to adopt and fully implement these guidelines to the relevant Chinese governmental authorities for approval. As such, the guidelines have not yet been officially implemented. Following the execution of the July 2003 Agreement, a further set of corporate governance guidelines were approved by Yuchai’s board of directors in November 2003, which also have not to date been implemented, as Yuchai’s management has not to date taken steps to obtain the necessary government approvals.

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

     However, although the Company’s nominees constitute a majority of the Board of Directors of Yuchai, no Board of Directors’ meeting has been held since November 2003, despite Yuchai’s Articles of Association requiring the Board of Directors to meet at least once every six months as well as repeated requests by the Company. Due to the stringent quorum requirements set forth in Yuchai’s Articles of Association, three of the four directors elected by holders of State Shares or Legal Person Shares are required to attend, in order for quorum to be achieved, and as a result Board of Directors meetings to be held. There is no provision in Yuchai’s Articles of Association providing for circumstances in which a quorum for a Board of Directors meeting is not met, nor are there provisions pursuant to which shareholders can require the board of directors to meet.

     Yuchai’s management consists of a Chief Executive Officer, a General Manager and several Deputy General Managers, other senior officers designated by the board of directors and one senior manager designated by the Company. Yuchai’s management handles daily operations and implements the corporate policies under the direction and guidance of the Board of Directors of the Company. In November 2003, Mr. Wang Jianming entered into a new contract of employment with Yuchai, pursuant to which he was appointed as Chief Executive Officer of Yuchai.

     Yuchai’s Board of Directors has established an Investment Review Committee, which is responsible for reviewing the necessity and feasibility of investment projects and making recommendations to the Board of Directors. Although significant investment decisions should be made by a majority vote of the Board of Directors, not all investments undertaken by Yuchai have been submitted to this Committee for approval or have received this or other required corporate approvals. For example, Yuchai’s recent appointment of a consultant to advise on the formation of and Yuchai’s investment in a new logistics company named Yuchai Logistic Operations Company Limited (“Yuchai Logistics”), the payment of a consultancy fee of Rmb 60.0 million, and the disbursement of funds to acquire headquarters in Guilin for this new logistics company, has similarly to date not received the requisite corporate approvals. See also the formation of Yuchai Express Guarantee Company Limited, described under “Item 4. Information on the Company — Business Overview — Manufacturing”, and the recent loans made by Yuchai, described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Other Transactions”.

Compensation

Company

     For 2003, HLA charged Yuchai a management fee of US$500,000 for management services, including the services of the Company’s President and Chairman and the Company’s Chief Financial Officer each of whom are employees of HLA. The Company paid service fees in 2003 of US$30,000 to each of the Company’s directors and US$20,000 to each of the Company’s principal officers. See “Item 7. Major Shareholders and Related Party Transactions”.

Yuchai

     The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2003 was approximately Rmb 32.9 million (US$4.0 million). Yuchai has a management bonus plan for its executive, mid-level and junior officers under which annual incentive bonuses in an aggregate amount equal to 5.5% (3.5% for executive officers (allocated as 2.5% for the Chief Executive Officer and 1.0% for other executive officers) and 2.0% for mid-level and junior officers and employees) of Yuchai’s after-tax profit must be paid if Yuchai achieves the after-tax profit approved in the annual budget by Yuchai’s board of directors or, in the case of certain bonuses, if Yuchai achieves 80% of such budgeted after-tax profit. In addition, Yuchai’s officers participate in an incentive pay program which is available to all employees and is based on performance and productivity.

     There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

     Pursuant to an Appointment Agreement, the Company appointed Mr. Wang Jianming as Chief Executive Officer of Yuchai for a term of six years beginning in May 1993, and then subsequently renewed for a one-year period which ended in May 2000. In October 2001, the Company entered into a new employment contract with Mr. Wang.

Under the terms of the contract, Mr. Wang agreed to serve as a Director of the Company and the Chief Executive Officer of Yuchai for a period of three years beginning November 2001. The Company gave Mr. Wang 60 days’ notice of termination of this contract on May 19, 2003, effective July 18, 2003 in connection with the legal and arbitration proceedings brought by the Company in 2003. Following the execution of the July 2003 Agreement, Mr. Wang entered into a new employment contract with Yuchai in September 2003, pursuant to which Yuchai has agreed to pay Mr. Wang a monthly base salary of Rmb 40,000 and an incentive bonus based on the sales and net after tax profit of Yuchai, as well as other performance criteria.

Employees

     As of December 31, 2003, Yuchai employed approximately 6,717 people nationwide, inclusive of a sales force of 518 employees. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. In the year ended December 31, 2003, the average annual base salary and bonus of an employee was approximately Rmb 46,000 (US$5,558), an increase of approximately 70% from the previous year. Yuchai has not experienced any strikes or similar significant work stoppages. Yuchai believes that its employee relations are good.

Share Ownership

Stock Option Plan

     The Company had granted stock options to purchase an aggregate of 1,850,522 shares of Common Stock at an exercise price of US$7.80 per share to certain executive officers of the Company and Yuchai. Such stock options expired in December 1999 without any having been exercised.

     The Company has also adopted a Stock Option Plan (the “Plan”) to award stock options to key employees and outside directors. The Plan is administered by the Compensation Committee. The Compensation Committee has the absolute discretionary authorities to administer and interpret the plan, including the sole authority to determine who of those eligible will be granted stock options, when such options will be granted, the terms of such options and the number of shares for which options will be granted. Members of the Compensation Committee are not eligible to receive stock options under the Plan. The exercise price of each stock option will be determined by the Compensation Committee but may not be less than the fair market value of the Company’s common stock on the date the option is granted, as determined by the Compensation Committee. The maximum number of shares of the Company’s common stock that may be purchased pursuant to stock options granted under the Plan is 750,000 shares. The Plan will expire in 2004 unless terminated earlier by the Board of Directors. As of December 31, 2003, no options had been granted under the Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     The following table sets forth certain information regarding ownership of the Company’s shares of Common Stock as of June 15, 2004 by all persons who are known to the Company to own five percent (5%) or more of the outstanding shares of Common Stock.

	Shares Owned
Identity of Person or Group	Number	Percentage (%)
Hong Leong Asia Ltd.(1)	7,831,169	22.2
The Yulin City Government(2)	8,601,550	24.3
R.B. Haave Associates, Inc.(3)	3,458,300	9.79
Americas Century Companies, Inc.(4)	1,848,860	5.20

(1)	Information based upon a report on Schedule 13D jointly filed by HLA and its wholly-owned subsidiaries, HLC, HLT, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003 and December 1, 2003.

(2)	Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended on June 23, 2003, July 9, 2003, December 23, 2003 and March 15, 2004. Based on Amendment No. 4 to the Schedule 13D filed by Coomber and others with the SEC on December 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, PRC. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 8,601,550 shares of the Company’s Common Stock held of record by Coomber. Coomber has advised the Company of the following information. Coomber has entered into forward sale agreements with a financial institution as a counterparty, with respect to a total of 1,900,000 shares of the Company’s Common Stock. On the respective settlement dates of these forward sales agreements, Coomber will have the option to settle the forward sales by delivery of cash or the Company’s Common Stock. The counterparty may borrow the pledged shares from Coomber in connection with that party’s hedging of its exposure under the forward sale arrangements. Coomber will temporarily cease to have voting rights with respect to any common stock borrowed by the counterparty but will reacquire such voting rights when the counterparty returns the borrowed shares to Coomber. In the event Coomber elects to settle the forward sale agreement or agreements entirely by delivering shares of the Company’s Common Stock, its beneficial ownership of the Company’s Common Stock could, depending on the number of shares of the Company’s Common Stock delivered, decrease to 6,701,550 shares, or approximately 19% of the Company’s Common Stock, or to 4,601,550 shares, or approximately 13% of the Company’s Common Stock, if it sells 2,100,000 shares pursuant to the Company’s prospectus dated March 24, 2004.

(3)	Information based on a report on Schedule 13G filed by R.B. Haave Associates Inc., a Delaware Corporation, with the SEC on March 1, 2002.

(4)	Information based on a report on Schedule 13G jointly filed by American Century Investment Management, Inc. and its wholly-owned subsidiary, American Century Investment Management, Inc., with the SEC on February 13, 2004.

     HLA exercises control over and is the beneficial owner of 7,831,169 or approximately 22.2% of shares of the Company’s Common Stock through its wholly-owned subsidiary, HLT. See “ — Related Party Transactions — Shareholders Agreement”. Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our Company and our business — We may experience a change of control as a result of offerings of shares by our controlling shareholders” and “— The Special Share” below, the Company is not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

     On June 23, 2003, Coomber, Goldman, Zhong Lin, the State Holding Company and certain individuals filed an amended Schedule 13D reporting beneficial ownership of 8,601,550 shares, or 24.3%, of the Company. This Schedule 13D amended and restated in its entirety the Schedule 13D dated November 13, 2002 and filed December 16, 2002, which reported beneficial ownership by Coomber and Goldman of 8,601,550 shares of the Company (the “Coomber Shares”). This Schedule 13D reports beneficial ownership of the Coomber Shares by (i) Coomber, a wholly-owned subsidiary of Goldman, and the record holder of such 8,601,550 shares of the Company; (ii) Goldman, a company owned by Qin Xiao Cong, Zhu Guoxin and Yuan Xu Cheng, each of whom holds their respective shares in Goldman on trust for the benefit Zhong Lin; (iii) Zhong Lin, a company owned by Qin Xiao Cong and Zhu Guoxin, each of whom holds their respective shares in Zhong Lin on trust for the benefit of the Yulin City Government; and (iv) the State Holding Company, which, acting under the direction of the Yulin City Government, financed Goldman’s purchase of the Coomber Shares from China Everbright in October 2002. Qin Xiao Cong, Zhu Guoxin and Yuan Xu Cheng reported but disclaimed beneficial ownership. This Schedule 13D also reports that the ultimate beneficial owner of the Coomber Shares is the Yulin City Government, and discloses certain financing and control arrangements with respect to the Coomber Share acquisition, as well as the Yulin City Government’s intentions with respect to the Company. This Schedule 13D was most recently amended on March 15, 2004.

     As of the record date on June 11, 2004, there were 20,802,396 shares of Common Stock, or 58.86% shares of Common Stock, held of record by 48 persons with registered addresses in the United States.

The Special Share

     The Special Share entitles the holder thereof to elect a majority of the directors of the Company. In addition, no shareholders resolution may be passed without the affirmative vote of the Special Share, including any resolution to amend the Memorandum of Association or Bye-laws of the Company. The Special Share is not transferable except to HLA, HLC or any of its affiliates. In 1994, the Company issued the Special Share to DML, a holding company of the Company then controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited, or HLC. During 2002, following the decision of the shareholders of DML to dissolve DML, DML redeemed all of the redeemable stock issued by it to its shareholders. Per the DML Shareholders Agreement, DML transferred all its shares of the Company to its shareholders, which included HLC and their wholly-owned subsidiaries. Because Coomber, an affiliate of China Everbright, was the shareholder of DML which gave notice of the dissolution of DML, the Special Share was transferred from DML to HLT, an affiliate of HLA, pursuant to the terms of the DML Shareholders Agreement, as amended on January 21, 2002 and on May 17, 2002.

     The Company’s Bye-Laws provide that the Special Share shall cease to carry any rights in the event that, if HLA and its affiliates own the Special Share, HLA and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock), or if China Everbright and its affiliates own the Special Share, China Everbright and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock). The Bye-Laws also provide for circumstances in which DML holds the Special Share; however, DML was dissolved in 2002. HLT, an affiliate of HLA, holds the Special Share in addition to 7,831,169 shares of Common Stock, which is greater than the number stipulated in the provisions of the Company’s Bye-Laws set forth above.

Related Party Transactions

Shareholders Agreement

     HLC, China Everbright, Cathay, GSCP, the Sun Yuan Shareholders (14 shareholders who initially invested in the Company through Sun Yuan BVI) and the Company entered into an amended and restated Shareholders Agreement (the “Shareholders Agreement”) in 1994, which provides for certain matters relating to the management of the Company and Yuchai and the ownership of the Company’s Common Stock. The Shareholders Agreement provides that the Board of Directors of the Company will consist of eleven directors, the Controlling Shareholder (as described below) will be entitled to designate six directors, the Major Shareholder (as described below) will be entitled to designate two directors, and each of Cathay and GSCP will be entitled to designate one director and the Chief Executive Officer of Yuchai will initially be the other director. The Shareholders Agreement also provides that the Controlling Shareholder will be entitled to designate five of the nine Yuchai directors designated by the Company, the Major Shareholder will be entitled to designate two such directors and each of Cathay and GSCP will be entitled to designate one such director. Under the Shareholders Agreement, the nine Yuchai directors designated by the Company will vote as a block in accordance with the vote of the majority of such nine directors. The Shareholders Agreement provides that the Controlling Shareholder will be the person holding the Special Share, provided that at all times the Controlling Shareholder will be either HLA or China Everbright, and the other will be the Major Shareholder. Since the Company’s initial public offering in 1994, HLA has been the Controlling Shareholder and China Everbright has been the Major Shareholder. However, in October 2002, China Everbright sold all of its shares in the Company to Goldman in October 2002 and is no longer the Major Shareholder of the Company. The Shareholder Agreement provides that if any shareholder (other than the Controlling Shareholder) ceases to own at least 4% of the Company’s Common Stock, such shareholder shall no longer be entitled to designate any directors. Accordingly, China Everbright no longer has director designation rights. The Shareholders Agreement also provides that, so long as HLA is the Controlling Shareholder, Yuchai or the Company will pay HLA an annual management fee of not less than US$500,000 for management services provided by HLA, including the services of the Company’s President and Chief Financial Officer. The Shareholders Agreement will terminate upon the occurrence of an event resulting in the Special Share ceasing to carry any rights.

     In addition to the Shareholders Agreement, HLA, China Everbright and DML had entered into a Subscription and Shareholders Agreement (the “DML Shareholders Agreement”), which provided for certain matters relating to the management of DML, the Company and Yuchai and the ownership of DML stock. The DML Shareholders Agreement provided that HLA would control DML, provided, however, that if HLA and its affiliates ceased to own directly or through DML at least 7,290,000 shares of Common Stock when China Everbright and its affiliates own directly or through DML at least 6,570,000 shares of Common Stock, China Everbright would control DML. The DML Shareholders Agreement provided that all rights of the Special Share held by DML would be exercised as directed by the shareholder that controls DML. With the dissolution of DML and the sale by China Everbright of all of its shares in the Company to Goldman in October 2002, the DML Shareholders Agreement no longer directly affects the Company.

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

     Pursuant to the demand registration rights, the Company filed a Registration Statement (Registration No. 333-111106) on Form F-3 (the “Registration Statement”) with the SEC in December 2003, registering an aggregate of 9,931,169 shares of the Company’s Common Stock for sale by the Selling Stockholders from time to time, depending on market conditions and other factors, in one or more transactions on the NYSE, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices.

Other Transactions

     During 2003, HLA charged Yuchai a management fee of US$500,000 for management, financial planning and control and other services, including the services of the Company’s President and Chairman and its Chief Financial Officer, each of whom are employees of HLA. Such charges represent HLA’s estimated direct costs of providing these services.

     During 2003, the State Holding Company charged Yuchai Rmb 30.6 million (US$3.7 million) for certain general and administrative expenses on an actually incurred basis. The Company believes that the expenses charged to Yuchai by the State Holding Company would not have been materially different on a stand alone basis because Yuchai could provide these services for itself at approximately the same cost.

     During 2004, Yuchai granted a loan of Rmb 10.0 million to Guangxi Yulin Yuchai Jidan Company Limited (“GYYJCL”), as well as a loan of Rmb 60.0 million to (“Yuchai Logistics”), a subsidiary of GYYJCL. Yuchai has also recently disbursed Rmb 140.0 million to acquire Coomber’s stake in Yuchai Logistics. None of these transactions have to date received the requisite corporate approvals.

     The Company has undertaken other significant business transactions with related parties during the three years ended December 31, 2003, as set forth under Note 24 to the Company’s Consolidated Financial Statements.

ITEM 8.  FINANCIAL INFORMATION.

Consolidated Financial Statements

     See “Item 18. Financial Statements”.

Legal Proceedings

     Other than as set forth below, neither the Company nor its sole operating subsidiary, Yuchai, is currently involved in any material legal proceedings that the Company believes would, individually or taken as whole, adversely affect the financial condition or results of operations of the Company.

Proceedings with Yuchai

     The Company has from time to time encountered difficulties in obtaining the cooperation of the State Holding Company and Mr. Wang Jianming in the daily management and operation of Yuchai. The State Holding Company is a minority shareholder of Yuchai and is wholly-owned by the municipal government of Yulin City in the Guangxi Zhuang Autonomous Region. Mr. Wang is the Chairman, legal representative and Chief Executive Officer of Yuchai, as well as the Chairman and legal representative of the State Holding Company. These difficulties have been most noticeably with respect to implementation of the decisions of the Company’s Board of Directors with respect to certain corporate governance measures and capital expenditures at Yuchai and the payment to the Company of its share of dividends declared by Yuchai. In response to these continued difficulties, the Company initiated legal and arbitration proceedings in New York, London and Singapore against Yuchai, Mr. Wang and other related parties in May 2003.

     On June 16, 2003, the Company received from Yuchai copies of recent letters from various Chinese government agencies stating that the transfer of ownership of shares with respect to Yuchai in November 1994, in connection with its IPO, was not validly approved by the Chinese authorities, and that as a result its exercise of control over Yuchai has been improper.

     Based on advice from its special Chinese counsel, the Company believes that this correspondence is based on an incorrect understanding of the facts and circumstances of the November 1994 share transfers and an incorrect interpretation of the language of its IPO approval. The Company further believes, similarly based on advice from its special Chinese counsel, that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities. In addition, legal opinions were given at the time of the Company’s IPO stating that all necessary approvals had been granted and that Yuchai’s ownership structure was valid under Chinese law. Prior to the Company’s difficulties in 2002 with Yuchai, Yuchai’s current ownership structure had been unchallenged, and payments have been made by Yuchai to the Company for each dividend declared prior to the August 2002 dividend. The Company believes that no changes have occurred in the ownership structure that would invalidate the Chinese governmental approvals that were obtained in 1994.

     The Company subsequently discontinued its claims and these proceedings as a result of the agreement reached with Yuchai and its related parties in July 2003. As a result of a number of meetings between the parties in dispute and subsequent communications related to the July 2003 Agreement, the Company agreed with Yuchai that the relevant parties would also take the following actions:

•	Yuchai paid to the Company in August 2003 its share of the dividends declared by Yuchai in August 2002, amounting to Rmb 245.8 million (US$29.7 million).

•	Yuchai reinstated two of the Company’s senior managers who report to the Board of Directors and who had been seconded to Yuchai, and afforded them access to Yuchai’s operating and financial information.

•	The Company changed its nominees on Yuchai’s Board of Directors to the following: Gao Jia Lin, Paul Wolansky, Wrixon Gasteen, Wong Hong Ren, Qin Xiao Cong, Yuan Xu Cheng and Hermann Leung (Paul Wolansky and Hermann Leung subsequently resigned as Yuchai directors).

•	The Company declared and paid a dividend to its shareholders representing 90% of the August 2002 dividends received from Yuchai.

•	Yuchai agreed to the extent consistent with Chinese law and international practice that it will implement corporate management procedures to improve the management and corporate governance of Yuchai.

•	The Company and Yuchai agreed that to work together in trying to jointly promote mutual plans to enhance shareholder value, possibly including, to the extent permitted by applicable laws and regulations, by way of (i) creating a new Yuchai holding company and spinning it off (along with all of the Yuchai shares it owns) to the Company’s shareholders in proportion to their economic interests and the listing of the new Yuchai holding company (without any golden or special share) on an international capital market; and (ii) restructuring and/or recapitalizing the Company’s assets and capital so as to allow the Company to maintain its NYSE listing. The parties also agreed to consider alternatives if the foregoing cannot be achieved.

•	A new employment contract with Mr. Wang Jianming, the Chief Executive Officer and Chairman of the Board of Directors of Yuchai, was entered into in September 2003.

     For the past several months, the parties to the July 2003 Agreement and their advisors have been actively seeking to agree on a restructuring plan for the Company. However, the Company believes that the parties may not be able to implement a restructuring in the manner contemplated in the July 2003 Agreement in the near future. The Company remains committed to working towards an agreed plan with the parties to the July 2003 Agreement with the goal of enhancing value for its shareholders as expeditiously as possible. The Company has delegated authority to its Special Committee to investigate and consider the restructuring plans. Discussions with the parties concerned and the Company’s professional advisors are ongoing.

     The Company is unable to determine when such restructuring will likely be completed and the form that it is likely to take. No assurance can be given that the Company will be able to secure the agreement of the Chinese stakeholders to any alternative restructuring arrangement, or that implementation of any such restructuring will effectively resolve all of the difficulties faced by the Company with respect to its investment in Yuchai. If the Company undertakes a restructuring, no assurance can be given that the implementation thereof will be beneficial to CYI’s shareholders.

     In addition, the Company from time to time experiences certain problems in obtaining the cooperation of the Chinese shareholders of Yuchai in the daily management and operation of Yuchai to fully exercise its controlling interest in Yuchai. The Company is currently seeking to resolve these problems through continued dialogue with representatives of Yuchai’s Chinese shareholders. The Company is considering alternatives to address these difficulties, including the commencement of litigation and/or arbitration.

Other Legal Proceedings

     Yuchai is involved in legal proceedings instituted by the Yulin Road Bureau against Yuchai and Nanning Hengji, an unrelated third party. In these proceedings, the Yulin Road Bureau has sought payment of RMB 7.3 million

(US$0.9 million) from Yuchai and Nanning Hengji, as the construction cost of a road built by Yulin Road Bureau near Yuchai’s factory. At trial, a Yulin court ordered Yuchai and Nanning Hengji to pay Rmb 4.6 million (US$0.6 million) to the Yulin Road Bureau. Yuchai has appealed this decision to a Guangxi court and is awaiting the outcome of this appeal. The Company has made a provision of Rmb 4.6 million, which has been included in “Selling, general and administrative expense” and “Accrued expense and other liabilities” in 2002.

     In 2003, the Yulin Branch of Bank of China (“BOC”) initiated legal proceedings to recover Rmb 6.6 million (US$0.8 million) from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to BOC in 1993 to secure a loan of US$0.6 million to Great Wall Machinery Plant (“Great Wall”). At trial, a Yulin court ruled that if Great Wall could not repay the loan Yuchai would be liable to the BOC. Yuchai subsequently appealed, but lost the appeal. In January 2004, the State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee. Based on the advice of its Chinese legal counsel, the Company has recorded a loss contingency equal to the amount of the claim, which has been offset by amounts to be reimbursed by the State Holding Company. The amount due to BOC and the amount due from State Holding Company have been recorded in “Accrued expenses and other liabilities” and “Amounts due from related companies”, respectively.

     See also Note 22 to the Company’s Consolidated Financial Statements included elsewhere herein for a description of other legal claims which Yuchai is involved in.

Policy on Dividend Distributions

     The Company’s principal source of cash flow is its share of the dividends, if any, paid by Yuchai to the Company, as described under “Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

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

ITEM 9.  THE OFFER AND LISTING.

     Since December 16, 1994, the Common Stock has been listed and traded on the NYSE under the symbol “CYD”. The Common Stock is not listed on any other exchanges within or outside the United States.

     The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

	US$	US$
Period	High	Low
1999	2.875	0.375
2000	2.000	0.875
2001	1.150	0.300
2002	5.95	0.95
2003	37.24	4.45
2004 (through June 25, 2004)	32.22	16.10

	US$	US$
Period	High	Low
2002 First Quarter	1.800	0.950
2002 Second Quarter	3.45	1.60
2002 Third Quarter	3.60	2.55
2002 Fourth Quarter	5.95	3.35
2003 First Quarter	7.10	4.45
2003 Second Quarter	9.20	5.60
2003 Third Quarter	19.30	6.59
2003 Fourth Quarter	37.24	17.00
2004 First Quarter	32.22	18.53
2004 Second Quarter (through June 25, 2004)	32.50	16.10

	US$	US$
Period	High	Low
December 2003	32.25	27.57
January 2004	32.22	21.80
February 2004	22.50	19.27
March 2004	22.75	18.53
April 2004	22.50	16.48
May 2004	19.90	16.10
June 2004 (through June 25, 2004)	17.98	16.26

ITEM 10.  ADDITIONAL INFORMATION.

     The Company’s objects are to perform all the functions of a holding company and to coordinate the policy and administration of any subsidiary company. See paragraphs 6 and 7 of the Company’s Memorandum of Association for further information on the objects and powers of the Company.

Memorandum of Association and Bye-Laws

Corporate Governance

     The Company is an exempted company incorporated in Bermuda and is subject to the laws of that jurisdiction. The legal framework in Bermuda which applies to exempted companies is flexible and allows an exempted company to comply with the corporate governance regime of the relevant jurisdiction in which the company operates or applicable listing standards. Under Bermuda law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their office honestly. In addition, the Bermuda company legislation imposes a duty on directors and officers of an exempted company to act honestly and in good faith with a view to the best interests of the company and requires them to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Bermuda legislation also imposes certain specific duties and obligations on companies and directors, both directly and indirectly, including duties and obligations with respect to matters such as (a) loans to directors and related persons and (b) limits on indemnities for directors and officers. Bermuda law does not impose specific obligations in respect of corporate governance, such as those prescribed by NYSE listing standards, requiring a company to (i) appoint independent directors to their boards; (ii) hold regular meetings of non-management directors; (iii) establish audit, nominating and governance or compensation committees; (iv) have shareholders approve equity compensation plans; (v) adopt corporate governance guidelines; or (vi) adopt a code of business conduct and ethics.

     The Company is also subject to the NYSE listing standards, although, because it is a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, the Company need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by its chief executive officer of any material non-compliance with any corporate governance rules; and (iii) provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

     The following table compares the Company’s principal corporate governance practices to those required of U.S. companies.

Standard for U.S. Listed Companies		China Yuchai International Limited's Practice
Director Independence

•	A majority of the board must consist of independent directors.	•	Two of the Company’s eight directors, Mr. Ho and Mr. Liu, are independent within the meaning of the NYSE standards.

Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. Directors who are employees, are immediate family of the chief executive officer or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent.

•	The non-management directors of each company must meet at regularly scheduled executive sessions without management.	•	The Company’s non-management directors do not meet periodically without management directors.

Standard for U.S. Listed Companies		China Yuchai International Limited's Practice
Audit Committee

•	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.	•	The Company does not currently have an audit committee which meets all of the requirements of Rule 10A-3, although it is taking steps towards meeting such requirements (such as establishing procedures for receiving complaints). The Company fully expects to have the measures required under Rule 10A-3 implemented by July 31, 2005.

•	The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.	•	The Company’s audit committee consists of three members. Although both Mr. Ho and Mr. Liu are considered independent as directors generally under the NYSE’s rules, only Mr. Liu is considered independent within the meaning of the SEC’s rules specifically relating to independence of listed company audit committee members.

•	The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	•	The Company’s audit committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of U.S. companies.

At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and independent auditors.

The audit committee is also required to review the independent auditing firm’s annual report, describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues. The audit committee is also to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management. It must also meet periodically with the internal auditors and the board of directors.

Standard for U.S. Listed Companies		China Yuchai International Limited’s Practice
•	Each listed company must have disclose whether their board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	•	Although not independent, the Board of Directors has identified Philip Ting Sii Tien as the Company’s Audit Committee Financial Expert.

•	Each listed company must have an internal audit function.	•	The Company’s internal audit function is provided by HLA.

Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	The Company’s compensation committee has two members, neither of whom are independent within the meaning of the NYSE standards.

•	The committee must have a written charter that addresses its purpose and responsibilities.

	These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.	•	The Company’s compensation committee reviews among other things the Company’s general compensation structure, and reviews and recommends the compensation and benefits of directors and the chief executive officer, subject to ratification by the Board of Directors.

Nominating/Corporate Governance Committee

•	Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	•	The Company does not have a nominating/corporate governance committee.

The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying qualified individuals to become board member; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

Standard for U.S. Listed Companies	China Yuchai International Limited's Practice

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	•	The Company intends to have its shareholders approve equity-compensation plans.

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.	•	The Company does not have a formal set of corporate governance guidelines other than the Code of Business Conduct and Ethics described below.

Code of Business Conduct and Ethics

• All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	•	The Company has recently adopted a Code of Business Conduct and Ethics Policy, a copy of which is available upon request from the Company.

Directors

Director Interests and Voting

     A Director of the Company cannot vote or be counted in the quorum with regard to any contract or arrangement or any other proposal in which he has any interest or in respect of which he has any duty which conflicts with his duty to the Company. The restriction from voting and being counted in the quorum does not apply if the only interest the Director has is included in the following list:

(a)	a resolution regarding granting any security or indemnity for any money lent or obligation incurred by such Director at the request, or for the benefit, of the Company or any of its subsidiaries (or a company of which the Company is a beneficially wholly-owned subsidiary);

(b)	a resolution regarding granting any security or indemnity to any third party for a debt or obligation which is owed by the Company or any of its subsidiaries (or a company of which the Company is a beneficially wholly-owned subsidiary) to the third party, for which such Director has assumed responsibility in whole or in part under a guarantee or indemnity;

(c)	a resolution about an offer of shares, debentures or other securities of the Company or any of its subsidiaries (or a company of which the Company is a beneficially wholly-owned subsidiary) for subscription or purchase in which such Director is to be a participant in the underwriting or sub-underwriting of the offer;

(d)	a resolution about any proposal involving any other company in which such Director is interested, whether directly or indirectly and whether as an officer or shareholder or otherwise, provided that such Director is not the holder of, or directly or indirectly beneficially interested in, 5% or more of (i) any class of the equity share capital of such company or in any third company through which such Director’s interest is derived or (ii) the voting rights in that company;

(e)	any contract arrangement or proposal for the benefit of employees of the Company under which such Director benefits in a similar manner as the employees and does not receive any privileges or advantages not provided to the employees; or

(f)	any proposal in which such Director is interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of such Director’s interest in shares or debentures or other securities of the Company or any of its subsidiaries.

     If the Board of Directors of the Company is considering proposals about appointing two or more Directors to positions with the Company or any company in which the Company is interested, each such Director (if not disqualified from voting under proviso to item (d) above) can vote and be included in the quorum for each resolution, except the one concerning such Director.

Remuneration and Pensions

     The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as the Board of Directors of the Company may determine. The Directors may decide the way in which the total sum shall be divided among them, except that any Director holding office for less than the whole of the relevant period for which the fees are paid will only receive part of the amount in proportion to the amount of time he has been a Director. The shareholders of the Company may by ordinary resolution increase the amount of the fees payable to the Directors.

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

     The Board of Directors of the Company may provide pensions or other benefits to any Director or former Director, or any of their family members or dependants.

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

Rights of Holders of shares of Common Stock

     The holders of shares of Common Stock shall:

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

Rights of Holder of the Special Share

     The holder of the Special Share shall be entitled to the following rights:

•	to elect six Directors of the Company and to remove Directors so appointed;

•	no shareholder resolution may be passed without the affirmative vote of the holder of the Special Share, including any resolution to amend the Memorandum of Association or Bye-Laws of the Company.

     The holder of the Special Share shall not be entitled to any dividends and in the event of a winding up or dissolution of the Company, the holder of the Special Share shall be entitled only to a return of the amount paid up on the Special Share.

     The Special Share is not transferable except to HLA and its affiliates or to China Everbright and its affiliates. The Special Share shall cease to carry any rights in the event that, if HLA and its affiliates own the Special Share, HLA and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock), or if China Everbright and its affiliates own the Special Share, China Everbright and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock).

Modification of Shareholders’ Rights

     The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied, modified or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate general meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

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

     Shareholders holding not less than one-tenth in value of the paid up share capital of the Company and having the right to attend and vote at general meetings of the Company shall have the right, by written request to the Chairman or President (as applicable), Deputy Chairman or Vice President (as applicable) or Secretary of the Company, to require that a special general meeting be convened by the Directors for the transaction of any business specified in the request. Such meeting shall be held within two months after the request has been made. If within 21 days of such deposit of the request the Board fails to convene the meeting, the petitioners may convene the meeting themselves in accordance with Section 74(3) of the Companies Act of Bermuda.

Limitations on Rights to Own Securities

     There are no limitations under Bermuda law or the Company’s Memorandum of Association and Bye-Laws on the rights of non-Bermuda owners of shares of the Company to hold or vote their shares.

     The Company is exempt from the laws of Bermuda which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not participate in certain business transactions, including: (i) the acquisition or holding of land in Bermuda (except that required for its business held by way of lease or tenancy for a term not exceeding 50 years or, with the consent of the Minister of Finance of Bermuda, land by way of lease or tenancy for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its employees); (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the prior consent of the Minister of Finance of Bermuda; (iii) the acquisition of any bonds or debentures secured by any land in Bermuda other than those issued by the Government of Bermuda or a public authority; or (iv) the carrying on of business of any kind or type whatsoever in Bermuda either along or in partnership or otherwise except, inter alia, carrying on business with persons outside Bermuda, in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

     In accordance with the Company’s Bye-Laws, share certificates are only issued to members of the Company (i.e., persons registered in the register of members as holders of shares in the Company). The Company is not bound to investigate or incur any responsibility in respect of the proper administration or execution of any trust to which any of the Company’s shares are subject. The Company will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

Exchange Controls

Bermuda Exchange Controls

     The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority.

     The Company has received the permission of the Bermuda Monetary Authority under the Exchange Control Act of 1972 and regulations thereunder for the transfer of shares of Common Stock to and between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares within the existing authorized capital of the Company to such persons for so long as such shares are listed on the NYSE. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

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

     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the U.S. dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against other currencies. Any future devaluation of the Renminbi would increase the effective cost to Yuchai of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi. During 2001, 2002 and 2003 the Renminbi has remained stable against the U.S. dollar.

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

Taxation of Disposition of Yuchai Shares

     In the event the Company transfers any of its current holding of the Yuchai Shares, the amount received in excess of its original capital contribution would be subject to Chinese withholding tax at a rate of 10%.

     In the event that Yuchai is liquidated, the portion of the balance of its net assets or remaining property, after deducting undistributed profits, various funds and liquidation expenses, that exceeds Yuchai’s paid-in capital would be subject to withholding tax at a rate of 10%.

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

     According to the Decision on the Use of Interim Regulations Concerning Value-Added Taxes, Consumption Taxes and Business Taxes on Foreign-Funded Enterprises and Foreign Enterprises adopted at the Fifth Meeting of the Eighth Standing Committee of the National People’s Congress on December 29, 1993, the increased tax payment from the tax obligations arising from the levy of the VAT, consumption taxes and business taxes will be refunded to foreign-funded enterprises established prior to December 31, 1993 upon their application and the relevant tax office’s approval, for a period of no more than five years. In August 1994, the Ministry of Finance and State Tax Bureau announced that the goods produced and directly exported by foreign-funded enterprises are exempt from VAT and consumption tax, but the following goods are excepted: (i) crude oil, (ii) goods prohibited from being exported by the state include natural bezoar, musk, bronze and acid bronze alloy, platinum and (iii) sugar.

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

     Under recently enacted legislation, with respect to noncorporate taxpayers for taxable years beginning after December 1, 2002 and before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate provided that (1) the common stock is readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the New York Stock Exchange. U.S. Holders should consult their tax advisors regarding the availably of the lower rate for dividends paid with respect to the Company’s common stock.

     For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, but generally will be treated separately, together with other items of “passive income” or “financial services income”.

Taxation of Capital Gains

     Subject to the PFIC rules discussed below, upon the sale or other disposition of shares, a U.S. Holder will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. dollars, in such shares. Capital gain of a non-corporate U.S. Holder is generally taxed at a reduced rate where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

     The Company is exposed to foreign currency risk as a result of having to obtain certain key components used in the manufacturing of the 6112 heavy-duty engine from overseas suppliers. At December 31, 2003, the Company did not have any loans that were denominated in a foreign currency.

     The following table provide certain interest rate risk information regarding the Company’s short-term and long-term bank loans as of December 31, 2003:

		As of December 31, 2003				As of December 31, 2002
		Expected maturity dates		Total	Estimated	Total	Estimated
				carrying	fair	carrying	fair
		2003	2004	amount	value(2)	amount	value(2)
		(Expressed in Rmb thousands, except interest rate)
Floating rate debt:
(i)	Short-term bank loans denominated in Rmb	240,000	—	240,000	240,000	135,000	135,000
	Weighted average interest rate(1)	4.98%	—	4.98%		5.12%
(ii)	Long-term bank loans denominated in Rmb	—	50,000	50,000	50,000	180,000	180,000
	Weighted average interest rate(1)	—	5.94%	5.94%		5.94%

(1)	Weighted average interest rate is calculated based on the estimated interest rates applicable to individual bank loans outstanding as of December 31, 2003 and 2002.

(2)	Fair value was estimated based on the floating interest rates applicable to similar loan instruments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     There has not been any dividend arrearage or other material delinquency with respect to preferred stock of either the Company or Yuchai.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not Applicable.

ITEM 15.  CONTROLS AND PROCEDURES.

     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable level of assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

     As required by SEC Rule 13a-15(b), the Company has carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective at the reasonable assurance level, except as set forth below.

     As a general matter, the Company requires access to certain financial books and records of Yuchai so as to be able to monitor its investment in Yuchai and to prepare the Company’s consolidated financial statements. In early 2004, Yuchai management temporarily denied the Company such access. In response, the Company initiated dialogue with representatives of Yuchai and shortly thereafter persuaded Yuchai management to re-allow the Company full access to the financial books and records of Yuchai. Other than as described above, there have been no significant changes in the Company’s disclosure controls and procedures or in other factors that could significantly affect its disclosure controls and procedures subsequent to the date the Company completed its evaluation.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

     The Company’s Audit Committee members are Messrs. Liu Chee Ming (chairman), Raymond C. K. Ho and Philip Ting Sii Tien. Please see “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Although not considered independent pursuant to the SEC’s rules, the Board has designated Mr. Philip Ting Sii Tien as the Company’s Audit Committee Financial Expert.

ITEM 16B.  CODE OF ETHICS.

     The Company adopted a Code of Ethics in May 2004 that is applicable to all its directors, senior management and employees. The Code of Ethics contains general guidelines for conducting the business of the Company. The Company will make available a copy of the Code of Ethics to any person without charge, if a written request is made to the Company’s executive office at 16 Raffles Quay #26-00 Hong Leong Building, Singapore 048581. Since adoption of the Company’s Code of Ethics, the Company has not granted any waivers or exemption therefrom.

ITEM 16C.  PRINCIPAL ACCOUNTANTS FEES AND SERVICES.

     The following table set forth the total remuneration that was paid by the Company and Yuchai to its independent accountants, KPMG, in each of our previous two fiscal years:

	Audit fees	Audit-related fees	Tax fees	Others	Total
	(Expressed in Rmb thousands)

2002	1,862	414	—	—	2,276
2003	2,830	689	—	—	3,519

Audit fees

     Services provided primarily consist of professional services relating to the annual audits of consolidated financial statements as well as statutory audits required by foreign jurisdictions and quarterly reviews.

Audit-related fees

     Services provided primarily consist of services connected with securities filing documents, issuance of consents, accounting issues research and technical assistance.

Tax fees

     Services provided primarily consist of routine corporate tax advisory services and compilation of corporate tax returns.

Others

     Services provided primarily consist of provision of training and research materials.

     The Company’s Audit Committee has pre-approved the terms of KPMG’s engagement by the Company for services to be performed for the Company during 2004.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     The current NYSE rules require that the Company’s Audit Committee be comprised solely of independent directors. Although two of the Company’s Audit Committee members qualify as independent directors under the NYSE rules, the Company is currently exempt from this requirement pursuant to an exemption previously received from the NYSE. The Company intends to change the composition of its Audit Committee so that it is fully compliant with the new audit committee requirements promulgated by the SEC and NYSE by July 2005, when compliance with such rules becomes mandatory.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.  FINANCIAL STATEMENTS.

Index to Financial Statements

China Yuchai International Limited

ITEM 19.  EXHIBITS.

Exhibits to this Annual Report:

1.1	Memorandum of Association of China Yuchai International Limited (the “Registrant”) (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162) (the “Form F-1”)).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders’ Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia (“HLA”) and China Everbright Holdings Company Limited (“EB Holdings”) (incorporated herein by reference to the Form F-1).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between EB Holdings and HLA (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (the “Form 20-F FY 2001”).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

4.1	Contract for the Subscription of Foreign Common Shares in Guangxi Yuchai Machinery Company Limited (“Yuchai”) and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited, with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd. and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among the Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd., and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among the Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd,. and the Registrant (incorporated herein by reference to the Form F-1).

4.5	Form of Subscription Agreement between the Registrant, its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to the Form F-1).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to the Form F-1).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994, with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment Agreement, dated September 5, 2003, between Yuchai and Wang Jianming.

4.10	Form of indemnification agreement entered into by the Company with each of Wrixon Frank Gasteen, Gao Jia Lin, Gan Khai Choon, Raymond C.K. Ho, Kwek Leng Peck, Liu Chee Ming, Wong Hong Ren, Philip Ting Sii Tien, Lim Poh Lea and Sheila Murugasu.

4.11	Agreement between the Company and Yuchai, dated July 19, 2003.

8.1	Subsidiaries of the Registrant.

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act.

14.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Philip Ting Sii Tien
	Name:	Philip TING Sii Tien
	Title:	Chief Financial Officer and Director

Date: June 29, 2004

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association of China Yuchai International Limited (“the Registrant”) (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162) (the “Form F-1”)).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders’ Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia (“HLA”) and China Everbright Holdings Company Limited (“EB Holdings”) (incorporated herein by reference to the Form F-1).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited (“Yuchai”) and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd. and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to the Form F-1).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to the Form F-1).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

Exhibit Number	Description of Exhibit
4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994 with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment Agreement, dated September 5, 2003, between Yuchai and Wang Jianming.

4.10	Form of indemnification agreement entered into by the Company with each of Wrixon Frank Gasteen, Gao Jia Lin, Gan Khai Choon, Raymond C.K. Ho, Kwek Leng Peck, Liu Chee Ming, Wong Hong Ren, Philip Ting Sii Tien, Lim Poh Lea and Sheila Murugasu.

4.11	Agreement between the Company and Yuchai, dated July 19, 2003.

8.1	Subsidiaries of the Registrant.

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act.

14.1	Consent of Independent Registered Public Accounting Firm.

CHINA YUCHAI INTERNATIONAL LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 and 2003

(With Independent Auditors’ Report Thereon)

Index to Financial Statements

China Yuchai International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
China Yuchai International Limited (the “Company”)

We have audited the accompanying consolidated balance sheets of the Company and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3(n) and 16 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 3(i) to the consolidated financial statements.

/s/ KPMG

Certified Public Accountants
Hong Kong,
March 24, 2004

CONSOLIDATED STATEMENTS OF INCOME FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Rmb and US$ amounts expressed in thousands, except per share data)

		Years ended December 31,
	Note	2001	2002	2003	2003
		Rmb	Rmb	Rmb	US$
Net sales	3(k), 29	1,783,329	3,513,047	4,569,950	552,146
Cost of goods sold	4	1,183,403	2,371,080	3,192,794	385,756

Gross profit		599,926	1,141,967	1,377,156	166,390
Research and development cost	3(m)	44,721	75,532	94,594	11,429
Selling, general and administrative expense	3(m), 4, 12,	243,231	426,128	561,151	67,800
	22, 24(b)
Amortization of goodwill	3(n), 16	16,859	—	—	—

Operating income		295,115	640,307	721,411	87,161
Interest cost	3(u), 5	29,784	25,144	23,624	2,854
Other (income)/expense, net	6	(3,858)	(10,287)	881	106

Income before income taxes and minority interests		269,189	625,450	696,906	84,201
Income tax (credit)/expense	7	(63,584)	83,242	112,924	13,644

Income before minority interests		332,773	542,208	583,982	70,557
Minority interests in income of consolidated subsidiaries		82,386	129,775	145,800	17,615

Net income		250,387	412,433	438,182	52,942

Net income attributable to common shares
Basic and diluted	3(l)	7.09	11.67	12.40	1.50

Weighted average number of shares	3(l)	35,340,000	35,340,000	35,340,000	35,340,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2003

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003
(Rmb and US$ amounts expressed in thousands, except per share data)

		December 31,
	Note	2002	2003	2003
		Rmb	Rmb	US$
ASSETS
Current assets
Cash and cash equivalents		643,200	631,938	76,352
Trade accounts receivable, net	8	1,003,135	849,611	102,651
Amounts due from related companies	9, 24(d)	16,367	55,011	6,646
Inventories, net	10	843,229	877,334	106,000
Prepaid expenses		102,248	37,496	4,531
Other receivables, net	11	18,718	8,833	1,067

Total current assets		2,626,897	2,460,223	297,247
Property, plant and equipment, net	12	772,968	735,641	88,881
Construction in progress	13	121,867	397,644	48,044
Lease prepayments, net	14	85,576	78,216	9,450
Investments	15	5,705	5,705	689
Amount due from a related company	9, 24(d)	9,990	—	—
Goodwill	16	212,636	212,636	25,691
Deferred income taxes	7	149,820	143,567	17,346

Total assets		3,985,459	4,033,632	487,348

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	17(a)	135,000	240,000	28,997
Current installments of long-term bank loans	17(b)	130,000	50,000	6,041
Amount due to holding company	24(f)	2,100	6,208	750
Amounts due to related companies	9, 24(d)	25,409	25,617	3,095
Trade accounts payable		628,901	731,966	88,437
Income taxes payable		58,410	47,229	5,706
Accrued expense and other liabilities	18	306,245	396,399	47,894

Total current liabilities		1,286,065	1,497,419	180,920
Long-term bank loans, excluding current instalments	17(b)	50,000	—	—

Total liabilities carried forward		1,336,065	1,497,419	180,920

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

		December 31,
	Note	2002	2003	2003
		Rmb	Rmb	US$
Total liabilities brought forward		1,336,065	1,497,419	180,920

Minority interests		487,491	544,526	65,790

Stockholders’ equity
Common stock		30,349	30,349	3,667
Ordinary shares US$0.10 par value:
authorized 100,000,000 shares; issued and outstanding 35,340,000 shares at December 31, 2002 and 2003
Special share US$0.10 par value:
authorized 1 share; issued and outstanding 1 share at December 31, 2002 and 2003		—	—	—
Contributed surplus		1,486,934	1,486,934	179,653
Statutory reserves	20	170,806	229,920	27,779
Retained earnings		473,814	244,484	29,539

Total stockholders’ equity		2,161,903	1,991,687	240,638
Commitments and contingencies	21,22
Total liabilities and stockholders’ equity		3,985,459	4,033,632	487,348

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Rmb and US$ amounts expressed in thousands, except per share data)

					(Accumulated
					deficits)/	Total
		Common	Contributed	Statutory	retained	stockholders'
	Note	stock	surplus	reserves	earnings	equity
		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2001		30,349	1,486,934	117,786	(74,561)	1,560,508
Net income		—	—	—	250,387	250,387
Transfer to statutory reserves	20	—	—	898	(898)	—
Dividend declared (US$0.02 per share)		—	—	—	(5,850)	(5,850)

Balance at December 31, 2001		30,349	1,486,934	118,684	169,078	1,805,045
Net income		—	—	—	412,433	412,433
Transfer to statutory reserves	20	—	—	52,122	(52,122)	—
Dividend declared (US$0.19 per share)		—	—	—	(55,575)	(55,575)

Balance at December 31, 2002		30,349	1,486,934	170,806	473,814	2,161,903
Net income		—	—	—	438,182	438,182
Transfer to statutory reserves	20	—	—	59,114	(59,114)	—
Dividend declared (US$2.08 per share)		—	—	—	(608,398)	(608,398)

Balance at December 31, 2003		30,349	1,486,934	229,920	244,484	1,991,687

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Cash provided by operating activities
Net income	250,387	412,433	438,182	52,942
Adjustments to reconcile net income to net cash provided by operating activities:
– Depreciation and amortization of property, plant and equipment, and lease prepayments	113,680	118,872	125,519	15,165
– Impairment of property, plant and equipment	—	23,120	12,405	1,499
– Loss on disposal of property, plant and equipment	249	7,276	3,359	406
– Deferred income taxes	(94,404)	(31,221)	6,253	755
– Amortization of goodwill	16,859	—	—	—
– Minority interests	82,386	129,775	145,800	17,615
Decrease/(increase) in assets
– Inventories, net	(175,774)	(298,560)	(34,105)	(4,120)
– Amounts due from/(to) related companies	40,965	20,926	(36,446)	(4,404)
– Trade accounts receivable, net	(245,225)	(229,346)	153,524	18,549
– Prepaid expenses	(106,485)	79,577	64,752	7,824
– Other receivables	2,826	8,631	9,885	1,194
Increase/(decrease) in liabilities
– Trade accounts payable	136,785	279,588	103,065	12,452
– Income taxes payable	5,743	53,260	(11,181)	(1,351)
– Accrued expense and other liabilities	30,474	92,843	90,154	10,893
– Amount due to holding company	807	(7,674)	4,108	497

Net cash provided by operating activities	59,273	659,500	1,075,274	129,916

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (CONTINUED)
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Cash flow from investing activities
Purchase of property, plant and equipment, lease prepayments and construction in progress	(43,043)	(174,850)	(372,775)	(45,039)
Proceeds from disposal of property, plant and equipment	298	686	402	49
Proceeds from redemption of government bonds	63	—	—	—

Net cash used in investing activities	(42,682)	(174,164)	(372,373)	(44,990)

Cash flow from financing activities
Proceeds from short-term bank loans	215,000	135,000	230,000	27,789
Proceeds from short-term borrowing from a related party	—	—	8,000	967
Proceeds from long-term bank loans	80,000	—	—	—
Repayment of short-term bank loans	(225,000)	(225,000)	(125,000)	(15,103)
Repayment of long-term bank loans	(70,000)	(40,000)	(130,000)	(15,707)
Capital contribution from minority shareholders	164	—	—	—
Dividend paid by subsidiaries to minority shareholders	(22,316)	(62,829)	(88,765)	(10,725)
Dividend paid to shareholders	(2,925)	(58,500)	(608,398)	(73,507)

Net cash used in financing activities	(25,077)	(251,329)	(714,163)	(86,286)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (CONTINUED)
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Net (decrease)/increase in cash and cash equivalents	(8,486)	234,007	(11,262)	(1,360)
Cash and cash equivalents at beginning of year	417,679	409,193	643,200	77,712

Cash and cash equivalents at end of year	409,193	643,200	631,938	76,352

Supplemental disclosures of cash flow information
Cash paid during the year for:
– Interest, net of amount capitalized	29,784	25,144	23,624	2,854
– Income taxes	25,077	61,203	117,852	14,239

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai which it acquired through a series of share transfer, purchase and subscription transactions entered into between 1993 and 1994. In connection with these transactions, the Company recorded goodwill of Rmb 337,164. Guangxi Yuchai Machinery Holdings Company Limited (“State Holding Company”), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai.

In December 1994, the Company issued a special share (the “Special Share”) at par value of US$0.10 to Diesel Machinery (BVI) Limited (“DML”), an ex-holding company of the Company, controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited (“HLC”). The Special Share entitles its holder to designate the majority of the Company’s Board of Directors (six of eleven). The Special Share is not transferable except to Hong Leong Asia Ltd. (“HLA”), the holding company of HLC, or any of its affiliates. Since virtually all decisions can be made by a majority of the Board of Directors of the Company, HLA is deemed to have control of the Company and Yuchai. HLA is the only party that can initiate any action to lose control of the Company.

During 2002, following the decision of DML shareholders to dissolve DML, DML redeemed all the redeemable shares issued by it to its shareholders and as consideration for the redemption, DML transferred all of its shares in the Company to its shareholders, which included HLC and its wholly-owned subsidiaries, Flite Technology Industries Pte Ltd and HL Technology Systems Pte Ltd (“HLT”). HLT is currently one of the Company’s substantial shareholders. Following the above redemption exercise, DML was eventually wound up in early 2003. The Special Share was transferred from DML to HLT, an affiliate of HLA. The Company considers its holding company as of December 31, 2002 and 2003 to be HLA.

State Holding Company had the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share. Such subscription right had an original termination date of December 1998 and was extended to March 31, 2002. Such subscription right was not exercised by State Holding Company by March 31, 2002, and has lapsed.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Background and principal activities (continued)

Yuchai established two companies, Yuchai Machinery Monopoly Company Limited (“YMMC”) and Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited (“GYSPM”). These companies are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. Yuchai holds an equity interest of 71.83% and 97.14% respectively in these companies while State Holding Company holds the remaining equity interest therein. As at December 31, 2003, YMMC had direct interests in twenty-two (2002: nineteen) subsidiaries, which are involved in the trading and distribution of spare parts of diesel engines, all of which are established in the PRC.

The particulars of the Company’s subsidiaries are set out below:

		Attributable
		equity interests
	Registered			Principal
Name of company	capital	Direct	Indirect	activities
	Rmb
Guangxi Yuchai Machinery Company Limited	472,989	76.41%	—	Manufacturing, assembling and selling diesel engines in the PRC

Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited	90,170	—	74.22%	Manufacturing and selling spare parts of diesel engines in the PRC

Yuchai Machinery Monopoly Company Limited	30,000	—	54.89%	Trading of spare parts of diesel engines in the PRC

Hangzhou Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Nanchang Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Background and principal activities (continued)

		Attributable
		equity interests
	Registered			Principal
Name of company	capital	Direct	Indirect	activities
	Rmb
Xiamen Yuchai Machinery Monopoly Company Limited	520	—	54.89%	Trading of spare parts of diesel engines in the PRC

Wulumuqi Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Guiyang Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Guangzhou Yuchai Machinery Monopoly Company Limited	550	—	* 27.99%	Trading of spare parts of diesel engines in the PRC

Chengdu Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Nanjing Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

*	It is a subsidiary that is controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Background and principal activities (continued)

		Attributable
		equity interests
	Registered			Principal
Name of company	capital	Direct	Indirect	activities
	Rmb
Xian Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Hefei Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Shijiazhuang Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Changsha Yuchai Machinery Monopoly Company Limited	550	—	54.89%	Trading of spare parts of diesel engines in the PRC

Jinan Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Chongqing Yuchai Machinery Monopoly Company Limited	550	—	* 43.91%	Trading of spare parts of diesel engines in the PRC

*	It is a subsidiary that is controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Background and principal activities (continued)

		Attributable
		equity interests
	Registered			Principal
Name of company	capital	Direct	Indirect	activities
	Rmb
Wuhan Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Zhengzhou Yuchai Machinery Monopoly Company Limited	520	—	54.89%	Trading of spare parts of diesel engines in the PRC

Kunming Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Shenyang Yuchai Machinery Monopoly Company Limited	530	—	54.89%	Trading of spare parts of diesel engines in the PRC

Lanzhou Yuchai Machinery Monopoly Company Limited	530	—	54.89%	Trading of spare parts of diesel engines in the PRC

Beijing Jingdu Yuchai Trading Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Baotou Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

Taiyuan Yuchai Machinery Monopoly Company Limited	500	—	54.89%	Trading of spare parts of diesel engines in the PRC

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of presentation

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

The significant adjustments made to conform to U.S. GAAP include the following:

(i)	Recognition of capitalized interest under U.S. GAAP methodology;

(ii)	No reversal of impairment losses on plant and equipment and construction in progress under U.S. GAAP methodology;

(iii)	Difference between PRC GAAP and U.S. GAAP depreciation due to difference in the timing of depreciation commencement;

(iv)	Recognition of fair value adjustment for receivables; and

(v)	Deferred tax effect on the items (i), (ii), (iii) and (iv) above.

3.	Summary of significant accounting policies and practices

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (See Note 1). All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, the Company considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Company’s cash is restricted as to withdrawal. See Note 25 for discussion of restrictions on the Renminbi.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of significant accounting policies and practices (continued)

(c)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced value of goods sold after deduction of trade discounts, value added taxes and allowances, if any. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure, except for outstanding bills discounted with banks, that are subject to recourse for non-payment (see Note 22(g)).

(d)	Inventories, net

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labor and an attributable portion of production overheads.

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Buildings	30 to 40 years
Machinery and equipment	5 to 15 years

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of the rights which are 15 to 50 years.

(h)	Investments

Investments in unlisted equity securities in which the company does not maintain significant influence are stated at cost less provision for impairment loss, if any. In the opinion of management, there is no impairment in the value of investments.

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

The Company’s functional and reporting currency is Renminbi and its sole operating asset and source of cash flows is its investment in Yuchai and its subsidiaries. There are no subsidiaries that use different functional currency. For the United States dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts were translated into United States dollars at the rate of US$1.00 = Rmb 8.2767, the rate quoted by the People’s Bank of China at the close of business on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of significant accounting policies and practices (continued)

(j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to forecasted taxable income in future years in which those temporary differences are expected to be recovered or settled. The Company believes that the forecasted taxable income in future years are appropriate. However, forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material revisions to the valuation allowance for deferred tax assets. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statement of income in the financial year that includes the enactment date.

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

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of significant accounting policies and practices (continued)

(l)	Basic and diluted earnings per share

Basic earnings per share (“EPS”) excludes dilution and is computed by dividing income attributable to common shares by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in issuance of common shares that then shared in earnings.

The EPS reconciliation of the Company is as follows:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Net income attributable to common shares	250,387	412,433	438,182	52,942

Basic earnings per share
– Weighted average common shares outstanding during the year	35,340,000	35,340,000	35,340,000	35,340,000

– Basic earnings per share of common shares	7.09	11.67	12.40	1.50

There were no dilutive securities outstanding during all periods presented.

State Holding Company had the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share (see Note 1). Such subscription right had an original termination date of December 1998 and was extended to March 31, 2002. Such subscription right was not exercised by State Holding Company and has lapsed. Such subscription right was not included in the computation of diluted EPS in 2001 because the effect was anti-dilutive.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of significant accounting policies and practices (continued)

(m)	Advertising, research and development costs

Advertising, research and development costs are expensed as incurred. Advertising cost included in “Selling, General and Administrative Expense”, amounted to Rmb 17,846, Rmb 31,935 and Rmb 40,961 (US$4,949), respectively, for the years ended December 31, 2001, 2002 and 2003. Research and development cost amounted to Rmb 44,721, Rmb 75,532 and Rmb 94,594 (US$11,429), respectively, for the years ended December 31, 2001, 2002 and 2003.

(n)	Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, issued by the Financial Accounting Standards Board (“FASB”), as of January 1, 2002. Pursuant to SFAS No. 142, goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead is tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its single reporting unit, which is Yuchai and determined the carrying value of the reporting unit by assigning the assets and liabilities, including the existing goodwill, to this reporting unit as of January 1, 2002. The Company determined the fair value of the reporting unit and compared it to the carrying amount of the reporting unit. The fair value of the reporting unit exceeded its carrying amount as of January 1, 2002. However, under the circumstance that the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform a second step of the transitional impairment test, as this is an indication that the reporting unit’s goodwill may be impaired. In this step, the Company would compare the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of significant accounting policies and practices (continued)

(o)	Product warranty

The Company provides for estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, which the Company provides free repair and replacement. Warranties generally extend for a duration (12 months to 18 months) or mileage (80,000 kilometres to 180,000 kilometres), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year-end.

(p)	Segmental reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

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

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, construction in progress and lease prepayments; fair value adjustment of receivable from a related party; valuation allowances for receivables and inventories; and allowance for sales discounts and warranty costs. Actual results could differ from those estimates.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of significant accounting policies and practices (continued)

(r)	Impairment of long-lived assets

The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not materially affect the Company’s consolidated financial statements.

SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets” provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

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

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.

(s)	Commitments and contingencies

Liabilities for loss contingencies, including arising from claims, assessments, litigation, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of significant accounting policies and practices (continued)

(t)	Stock option plan

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. (“FIN”) 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, an amendment of SFAS No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 and SFAS No. 148, as amended. See also Note 24(h) for further discussion.

(u)	Sales of bills receivable

The Company sold bills receivable to banks on an ongoing basis and with full recourse in the event of default by the customer. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. The sales of the bills receivable were accounted for under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Accordingly, bills receivable are extinguished, and the Company records a discount equal to the difference between the carrying value of the bills receivable and cash received. The Company has received proceeds for the sales of the bills receivables of Rmb 331,900, Rmb 703,416 and Rmb 1,730,627 (US$209,096), for the years ended December 31, 2001, 2002 and 2003, respectively. The Company has recorded discount of Rmb 6,331, Rmb 6,768 and Rmb 22,042 (US$2,663) in respect of discounted bills receivable for the years ended December 31, 2001, 2002 and 2003, respectively, which have been included in interest cost.

(v)	Comprehensive income

The Group had no other comprehensive income for the years ended December 31, 2001, 2002 and 2003.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Summary of significant accounting policies and practices (continued)

(w)	Recently issued accounting standards

FIN 46 (revised)

In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in Variable Interest Entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

While the Company is evaluating the impact of applying FIN 46R and has not yet completed this evaluation, the Company does not believe it has an interest in any VIEs that are within the scope of this statement. Therefore, the application of this interpretation is not expected to have a material effect on the Company’s consolidated financial statements.

SFAS No. 150

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. The statement was generally effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this statement.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Depreciation, sales commissions, shipping and handling expenses

Depreciation of property, plant and equipment and amortization of lease prepayments are included in the following captions:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Cost of goods sold	91,612	93,237	88,737	10,721
Selling, general and administrative expense	22,068	25,635	36,782	4,444

	113,680	118,872	125,519	15,165

Sales commissions to sales agents incurred by the Company are included in the following caption:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expense	12,583	17,721	16,724	2,021

Sales related shipping and handling expenses incurred by the Company and not separately billed to customers are included in the following caption:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expense	30,383	49,696	64,991	7,852

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Interest cost

The Company capitalizes interest cost as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2001, 2002 and 2003:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Interest cost capitalized	2,214	4,598	12,146	1,468
Interest cost charged to statements of income	29,784	25,144	23,624	2,854

Total interest cost incurred	31,998	29,742	35,770	4,322

6.	Other (income)/expense, net

Other (income)/expense, net consist of:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Interest income	(9,558)	(4,664)	(3,587)	(433)
Foreign exchange loss, net	—	639	27	3
Other	5,700	(6,262)	4,441	536

	(3,858)	(10,287)	881	106

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Income tax (credit)/expense

Bermuda tax

The Company was incorporated under the laws of Bermuda and, under current Bermuda laws, is not subject to tax on income or capital gains.

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

As a result of the above tax holiday, Yuchai was subject to PRC income taxes at a rate of 10% in 2001 and 15% in 2002 and 2003.

If Yuchai was not in a tax holiday period, income tax expense for the year ended December 31, 2001 would have increased by Rmb 42,489. Net income of the Company for the year ended December 31, 2001 would have reduced by Rmb 32,464 or Rmb 0.92 per share.

The PRC income tax rates of Yuchai’s subsidiaries under the relevant PRC income tax laws are as follows:

Year ended December 31,	PRC income tax rate
2001	33%
2002	15% – 33%
2003	15% – 33%

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Income tax (credit)/expense (continued)

Income tax (credit)/expense in the consolidated statements of income consists of:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Current tax expense	30,820	114,463	106,671	12,889
Deferred tax (credit)/charge	(94,404)	(31,221)	6,253	755

	(63,584)	83,242	112,924	13,644

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2003 for the following reasons:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Computed “expected” tax expense	40,378	93,818	104,536	12,630
Adjustments resulting from:
– Non-deductible staff expenses	1,000	401	256	31
– Non-deductible business entertainment	773	442	—	—
– Non-deductible goodwill amortization	2,529	—	—	—
– Other non-deductible expenses	325	88	976	118
– Deductible expenses previously recognized as non-deductible items (see Note)	—	(13,358)	—	—
– Rate differential of subsidiaries tax assets	—	1,851	7,156	865
– Change in valuation allowance for deferred tax assets	(66,100)	—	—	—
– Tax holiday	(42,489)	—	—	—

Net tax expense	(63,584)	83,242	112,924	13,644

Note: Prior to 2002, certain expenses totaling Rmb 89,053 have been previously included by the relevant tax authorities as non-deductible expenses in the period in which they were recorded. During the year ended December 31, 2002, deductibility of such expenses was agreed by the tax authorities.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Income tax (credit)/expense (continued)

The significant components of deferred income tax (benefit)/expense attributable to income for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Deferred tax (benefit)/ expense	(28,304)	(31,221)	6,253	755
Decrease in beginning of the year balance of the valuation allowance for deferred tax assets	(66,100)	—	—	—

	(94,404)	(31,221)	6,253	755

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2002 and 2003 are presented below:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Accounts receivable	24,378	23,658	2,858
Fair value adjustment for amount due from a related party	1,019	—	—
Property, plant and equipment	78,051	72,594	8,772
Accrued liabilities	35,914	32,752	3,957
Inventories	10,458	12,616	1,524
Tax losses carried forward	—	1,947	235

Total deferred tax assets	149,820	143,567	17,346

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately Rmb 957,113 (US$115,639). Taxable income for the years ended December 31, 2001, 2002 and 2003 amounted to Rmb 235,096, Rmb 692,542 and Rmb 684,408 (US$82,691), respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2003.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Income tax (credit)/expense (continued)

At December 31, 2003, a subsidiary of the Company has net operating loss carryforwards for PRC income tax purposes of Rmb 14,687 (US$1,774), which are available to offset future PRC taxable income, if any, through 2008.

8.	Trade accounts receivable, net

Trade accounts receivable, net comprise:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Trade accounts receivable	450,127	526,052	63,558
Less: Allowance for doubtful accounts	158,075	94,423	11,408

	292,052	431,629	52,150
Bills receivable	711,083	417,982	50,501

	1,003,135	849,611	102,651

An analysis of the allowance for doubtful accounts for 2001, 2002 and 2003 is as follows:

	December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	201,533	164,924	158,075	19,099
Less:
Written back to statements of income	36,609	6,849	493	60
Doubtful debts written off	—	—	63,159	7,631

Balance at end of year	164,924	158,075	94,423	11,408

At December 31, 2002 and 2003, gross trade accounts receivable due from major customers, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”), were Rmb 140,781 and Rmb 242,376 (US$29,284), respectively. In establishing the allowance for doubtful accounts, the Company considered all known facts and conditions of its customer base, and the general macroeconomic conditions in the PRC. See Note 29 for further discussion of business concentration risk. During 2003, the directors considered that doubtful debts of Rmb 63,159 (US$7,631) would unlikely be recovered. Hence, the directors decided to write off these doubtful debts.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Amounts due from/to related companies

Amounts due from related companies comprise:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Due within one year	16,367	55,011	6,646
Due over one year	9,990	—	—

	26,357	55,011	6,646

Amounts due to related companies comprise:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Due within one year	25,409	25,617	3,095

Related companies include State Holding Company and its subsidiaries and associated companies. The amounts due from/to related companies are unsecured and interest free except for a loan from State Holding Company, totaling Rmb 8,000, that is carrying an annual interest rate of 5.04% (see Notes 22(e) and 24(d)). All balances are repayable on demand except for the loan from State Holding Company that is repayable within 1 year. At December 31, 2002, an amount due from Guangxi Yuchai Machinery & Electrical Company (“GYMEC”), a wholly-owned subsidiary of State Holding Company was classified as long term receivable and was recorded at its net present value based on a discount rate of 5.94%, which represented a rate generally available at the inception of the credit for discounting similar instruments with banks in the PRC (see Note 24). The amount was subsequently settled. The Company re-negotiated the repayment terms of new balance due from GYMEC in 2003 and the amount due from GYMEC has been revised to repayable on demand. The amount has been reclassified as a current asset in the consolidated balance sheets at December 31, 2003. Accordingly, fair value adjustment amounted to Rmb 6,794 (US$821) has been reversed and included in “Selling, General and Administrative Expense”.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

10.	Inventories, net

Inventories comprise:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Raw materials	426,950	507,147	61,273
Work in progress	112,459	105,732	12,775
Finished goods	303,820	264,455	31,952

	843,229	877,334	106,000

11.	Other receivables, net

Other receivables, net comprise:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
VAT recoverable	8,927	—	—
Staff loans	6,877	6,428	777
Other	2,914	2,405	290

	18,718	8,833	1,067

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Property, plant and equipment, net

Property, plant and equipment, net comprise:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Buildings	490,685	510,034	61,623
Machinery and equipment	1,195,889	1,246,970	150,660

	1,686,574	1,757,004	212,283
Less: Accumulated depreciation and impairment loss	913,606	1,021,363	123,402

Net property, plant and equipment	772,968	735,641	88,881

Management has conducted a review on the conditions of the property, plant and equipment. In 2003, management identified that certain property, plant and equipment were no longer used in production due to the introduction of new environmental regulations in 2003. In 2002, management identified that certain property, plant and equipment related to the 6105 production line and other factory auxiliary facilities were no longer used in production due to the introduction of replacement of property, plant and equipment. These changes required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets were therefore reduced to estimated fair value. Impairment loss of Rmb 23,120 and Rmb 12,405 (US$1,499) has been included in “Selling, General and Administrative Expense” in 2002 and 2003, respectively.

Management estimated fair value using internal appraisals and value of similar assets in the market.

All of Yuchai and its subsidiaries’ buildings are located in the PRC.

As of December 31, 2002 and 2003, certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb 98,901 and Rmb 236,995 (US$28,634), respectively, were pledged as security under certain loan arrangements respectively (see Note 17). Certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb 11,652 (US$1,408) were pledged as security under corporate guarantee arrangements to State Holding Company as of December 31, 2003 (see Note 22(e)).

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Property, plant and equipment, net (continued)

Loss on disposal of property, plant and equipment for the years ended December 31, 2001, 2002 and 2003 is included in “Selling, General and Administrative Expense” as follows:

	December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Loss on disposal of property, plant and equipment	249	7,276	3,359	406

The Company has several non-cancelable operating leases, primarily for offices and warehouses that expire over the next five years. These leases generally contain renewal options for periods ranging from one year to three years. Rental expense for operating leases is included in “Selling, General and Administrative Expense” as follows:

	December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Rental expense	6,965	4,241	5,159	623

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2003 are:

December 31,	Operating lease payments
	Rmb	US$
2004	2,740	331
2005	826	100
2006	415	50
2007	176	21

	4,157	502

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

13.	Construction in progress

Construction in progress comprises capital expenditures relating to the construction of facilities and assembly lines for the following projects:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Diesel engine production line and facilities projects	19,860	119,045	14,383
Factories auxiliary facilities	21,250	31,216	3,772
Office building	21,884	49,092	5,931
Second foundry	50,108	174,670	21,104
Others	8,765	23,621	2,854

	121,867	397,644	48,044

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

14.	Lease prepayments, net

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Lease prepayments	99,175	99,111	11,975
Less: Accumulated amortization	13,599	20,895	2,525

Net lease prepayments	85,576	78,216	9,450

The land on which the Company’s buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land.

As of December 31, 2002 and 2003, land use rights of Yuchai with a carrying amount of Rmb 17,430 and Rmb 14,914 (US$1,802), respectively were pledged as security under certain short-term bank loan arrangements (see Note 17(a)).

Certain land use right of Yuchai with a carrying amount of Rmb 5,480 (US$662) was pledged as security under corporate guarantee arrangements to State Holding Company as of December 31, 2003 (see Note 22(e)).

15.	Investments

Non-current investments represent an equity interest in Yuchai/ASIMCO Components Company Limited (“YACC”), which was established as a joint venture in the Cayman Islands on June 30, 1994. Yuchai’s effective interest in the equity of YACC was 4.73%.

The fair value of the unlisted equity investments cannot be measured reliably because they are not traded in an open market and there were no transactions for the investments during the year. The unlisted equity investments are stated at cost as management considers no indication of impairment in view of the profitability of the YACC.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

16.	Goodwill

Amortization expense related to goodwill was Rmb 16,859 for the year ended December 31, 2001. With the adoption of SFAS No. 142 as of January 1, 2002, goodwill is assessed to determine if there was an indication of impairment. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in 2001 presented:

December 31,
2001
Rmb
Reported net income	250,387
Add back goodwill amortization	16,859

Adjusted net income	267,246

Basic and diluted earnings per share:
– Reported basic and diluted earnings per share	7.09
– Goodwill amortization	0.48

– Adjusted basic and diluted earnings per share	7.57

Average number of shares outstanding:
– Basic and diluted	35,340,000

There is no change in the carrying amount of goodwill for the years ended December 31, 2002 or 2003.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform to the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company also is required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. The Company was required to test goodwill for impairment as of January 1, 2002 and annually thereafter, in accordance with the provisions of SFAS No. 142. The results of these analyses did not require the Company to recognize an impairment loss.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

17.	Debt

(a)	Short-term bank loans

Short-term bank loans were denominated in Renminbi as follows:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Rmb denominated loans	135,000	240,000	28,997

The weighted average interest rate of short-term bank loans at December 31, 2002 and 2003 was 5.12% and 4.98% per annum, respectively.

As of December 31, 2002 and 2003, short-term bank loans of Rmb 10,000 and Rmb 10,000 (US$1,208), respectively, were secured by the pledge of land use rights (see Note 14). As of December 31, 2002 and 2003, short-term bank loans of Rmb 20,000 and Rmb 60,000 (US$7,249), respectively, and current portion of long-term bank loans of Rmb 60,000 and Rmb 50,000 (US$6,041), respectively, were secured by the pledge of certain of Yuchai’s plant and equipment (see Note 12).

(b)	Long-term bank loans

Yuchai’s long-term bank loans comprise:

		Interest rate at
		December 31,	December 31,
		2003	2002	2003	2003
		(per annum)	Rmb	Rmb	US$
Rmb denominated loans:
– due in 2003		5.94%	130,000	—	—
– due in 2004		5.94%	50,000	50,000	6,041

Total long-term bank loans outstanding			180,000	50,000	6,041
Less:	Amounts due within 1 year included under current liabilities		130,000	50,000	6,041

Amounts due after 1 year			50,000	—	—

As of December 31, 2002 and 2003, long-term bank loans totaling Rmb 130,000 and Rmb 50,000 (US$6,041) respectively, were secured by pledge of certain of Yuchai’s plant and equipment (see Note 12).

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

18.	Accrued expense and other liabilities

Accrued expense and other liabilities comprise:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
VAT payable	—	7,086	856
Deposits from customers	56,033	41,342	4,995
Staff welfare fund (Note)	15,041	15,041	1,817
Allowance for product warranty (Note 19)	66,864	101,215	12,230
Wages payable	55,950	77,216	9,329
Management bonus payable (Note 24(g))	41,071	33,492	4,047
Payable for construction in progress	13,678	24,848	3,002
Accrued research and development expense	11,963	9,497	1,147
Accrued advertising expense	4,478	8,249	997
Accrued payable for lawsuit compensation (see Note 22(c)(d)(i))	4,595	15,268	1,844
Accrued legal fee and other professional fee	1,024	3,829	463
Individual income tax payable	696	3,978	481
Other accrual and liabilities	34,852	55,338	6,686

	306,245	396,399	47,894

Note:	Staff welfare fund is allocated at the discretion of Yuchai’s Board of Directors. The fund can be applied in the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories, staff welfare facilities. Assets acquired using this fund should not be taken as assets of Yuchai. The fund is not distributable to the owners of Yuchai.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Allowance for product warranty

An analysis of the allowance for product warranty for 2001, 2002 and 2003 is as follows:

	December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	17,896	29,699	66,864	8,079
Allowance charged to income statement	58,582	127,058	162,369	19,618
Less: Allowance utilized	46,779	89,893	128,018	15,467

Balance at end of year	29,699	66,864	101,215	12,230

20.	Statutory reserves

Yuchai and its subsidiaries follow PRC GAAP in the preparation of their accounting records and PRC GAAP statutory financial statements. PRC GAAP requires Yuchai and its subsidiaries to provide for certain statutory reserves which are designated for specific purposes. Such reserves are not distributable in the form of cash dividends (see Note 26).

Article 177 of the Company Law of the PRC requires companies to allocate 10% of their annual net income to their statutory general reserve and 5% to 10% to their statutory public welfare fund. Yuchai and its subsidiaries made total appropriations of 15% of its net income to the statutory reserves for the years ended December 31, 2001, 2002 and 2003. For the purpose of calculating the transfers to reserves, net income is determined based on the distributable profit reported in the PRC GAAP financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

20.	Statutory reserves (continued)

The Company’s attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2003 is as follows:

	December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Statutory general reserve (Note (a))
Balance at January 1	81,355	81,953	116,702	14,100
Transfer from statement of income	598	34,749	39,409	4,761

Balance at December 31	81,953	116,702	156,111	18,861

Statutory public welfare fund (Note (b))
Balance at January 1	10,725	11,025	28,398	3,431
Transfer from statement of income	300	17,373	19,705	2,381

Balance at December 31	11,025	28,398	48,103	5,812

General surplus reserve (Note (c))
Balance at January 1 and December 31	25,706	25,706	25,706	3,106

Total	118,684	170,806	229,920	27,779

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

20.	Statutory reserves (continued)

Notes:

(a)	In accordance with the relevant regulations in the PRC, the 10% appropriations to the statutory general reserve are required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(b)	Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to shareholders.

(c)	Yuchai and its subsidiaries shall transfer from the statutory public welfare fund to the general surplus reserve an amount equal to the cost of assets acquired during the year for the collective welfare of its employees. These assets belong to Yuchai and its subsidiaries, and depreciation expense and any profit or loss on disposal will be reflected in the statements of income. On disposal of these assets, the original transfers to this reserve should be reversed to the statutory public welfare fund. As of December 31, 2002 and 2003, the carrying amounts of assets acquired utilizing the statutory public welfare fund amounted to Rmb 23,347 and Rmb 22,534 (US$2,723), respectively.

21.	Commitments

As of December 31, 2003, Yuchai had the following commitments:

	December 31,
	2002	2003	2003
	Rmb	Rmb	US$
Authorized and contracted for:
Improvement to existing production facilities	42,419	66,825	8,074
Construction of office building	35,067	17,048	2,060

	77,486	83,873	10,134

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

21.	Commitments (continued)

In 2003, the Company entered into an agreement, totaling Rmb 60,000 (US$7,249) with a consultancy company in connection with the design of an information system of a PRC logistic services project to be undertaken by Coomber Investment Limited (“Coomber”), the Company’s shareholder. In addition, Coomber has entered into an agreement to undertake all expenses incurred by the Company in respect of this project on or before 31 December 2004. In 2003, the Company incurred payments totaling Rmb 13,347 (US$1,613) in respect of the project, which has been capitalized in amounts due from related companies. See Note 24(d).

22.	Contingencies

(a)	Product liability

The General Principles of the Civil Law of China and the Industrial Product Quality Liability Regulations provide for the liability of manufacturers and sellers for loss and injury caused by defective products. Yuchai and its subsidiaries do not carry product liability insurance. However, the laws have seldom been applied. Yuchai and its subsidiaries have not had any significant product liability claims brought against them.

(b)	Environmental liability

In accordance with the relevant environment protection laws in the PRC, diesel engines have to comply with least emission standards approximately equivalent to the EURO I standard commencing 2000. Management reviewed the potential effects following the adoption of SFAS No.143 “Accounting for Asset Retirement Obligations” and the policy above and considers that it will not have any material adverse impact to Yuchai and its subsidiaries.

(c)	Dispute with Yulin Road Bureau

In 2002, the Company’s sole operating subsidiary, Yuchai, was involved in legal proceedings instituted by the Yulin Road Bureau against Yuchai and Nanning Hengji Company, an unrelated third party. In these proceedings, the Yulin Road Bureau sought payment of Rmb 7,259 from Yuchai and Nanning Hengji Company, which allegedly represents the construction cost of a road built by the Yulin Road Bureau near Yuchai’s factory. At trial, a Yulin court ordered Yuchai and Nanning Hengji Company to pay Rmb 4,595 to the Yulin Road Bureau. Yuchai appealed this decision to a Guangxi court and Yuchai won this appeal. The Yulin Road Bureau has subsequently applied for a further appeal, which if granted would result in a re-trial. The Company recorded a provision of Rmb 4,595 during 2002 which has been included in “Selling, General and Administrative Expense” and “Accrued Expense and Other Liabilities”.

As the outcome of the appeal is uncertain, the Company has retained the provision of Rmb 4,595 (US$555). The Company does not believe that the resolution of these proceedings will have a material adverse effect on its consolidated financial position, results on operations, or liquidity.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

22.	Contingencies (continued)

(d)	Dispute with Bank of China

In 2003, the Yulin Branch of Bank of China (“BOC”) initiated legal proceedings to recover Rmb 6,603 (US$798) from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to the BOC in 1993 to secure a loan of US$550 to Great Wall Machinery Plant (“Great Wall”). At trial, a Yulin court ruled that if Great Wall could not repay the loan Yuchai would be liable to the BOC. Yuchai subsequently appealed, but lost the appeal. In January 2004, State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee. Based on the advice of the Company’s legal counsel, the Company has recorded a loss contingency equal to the amount of the claim, which has been offset by amounts to be reimbursed by State Holding Company. The amount due to BOC and the amount due from State Holding Company have been recorded in “Accrued expenses and other liabilities” and “Amounts due from related companies”, respectively.

(e)	Pledged assets

In 2003, GYSPM has entered into an agreement with State Holding Company for a borrowing of Rmb 8,000 (US$967) for its operating activities as of December 31, 2003. The borrowing was included in the amounts due from related companies (See Note 24(d)).

As of December 31, 2003, GYSPM (Note 1) pledged certain of its assets with a net book value of Rmb 17,132 (US$2,070) (See Note 12 and Note 14) against bank loan of Rmb 8,000 (US$967) borrowed by State Holding Company. The terms set out in the loan agreement entered into between State Holding Company and the bank and the loan agreement entered into between GYSPM and State Holding Company are identical. The loan proceeds from the bank borrowed by State Holding Company were solely lent to GYSPM. State Holding Company will make repayments to the bank upon receipt of loan repayment from GYSPM.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

22.	Contingencies (continued)

(f)	Dispute with State Holding Company

During 2003, the Company had difficulties in obtaining the cooperation of State Holding Company and Mr Wang Jianming in the daily management and operation of Yuchai, including obtaining payments of the Company’s share of the final 2001 dividend declared in August 2002. Mr Wang Jianming is the chairman, legal representative and chief executive officer of Yuchai, as well as the chairman and legal representative of State Holding Company, Yuchai’s principal Chinese shareholder.

The Company initiated civil and arbitration proceedings against Yuchai, State Holding Company, Mr Wang Jianming as Yuchai’s chairman, legal representative, and chief executive officer and related parties on May 19, 2003.

On June 16, 2003, the Company received from Yuchai copies of recent letters from various Chinese government agencies stating that the transfer of ownership of shares with respect to Yuchai in November 1994, in connection with the Company’s initial public offering (“IPO”), was not validly approved by the Chinese authorities, and that as a result thereof its exercise of control over Yuchai has been improper.

The Company has attempted to obtain the assistance of the relevant government authorities in China for a comprehensive resolution of the matters in dispute, including the various legal and arbitrational proceedings initiated against Yuchai, as well as against State Holding Company and Mr Wang Jianming.

Based in part on updated legal advice obtained in the PRC and Bermuda in 2003, it is the opinion of the Company’s management that: (a) the Company has proper legal title to its interest in Yuchai, and (b) the issues discussed above would be resolved without any material adverse effect on the results of operations or financial position of the Company and its subsidiaries.

As a result of a number of meetings between the parties in dispute and subsequent communications, the parties have taken/or agreed to take the following actions:

—	Yuchai had paid to the Company its share of the dividends declared by Yuchai in August 2002, amounting to Rmb 245,760 (US$29,693).

—	Yuchai had reinstated two senior managers of the Company who report to the Board of Directors and who have been seconded to Yuchai, and afforded them access to Yuchai’s operating and financial information.

—	The Company and Yuchai withdrew their respective legal and arbitrational claims against each other and the related parties.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

22.	Contingencies (continued)

(f)	Dispute with State Holding Company (continued)

As a result of number of meetings and subsequent communications, the parties have taken/or agreed to take the following actions: (continued)

—	The Company changed its nominees on Yuchai’s Board of Directors to the following: Gao Jia Lin, Paul Wolansky, Wrixon Gasteen, Wong Hong Ren, Qin Xiao Cong, Yuan Xu Cheng and Hermann Leung.

—	The Company declared and paid a dividend to its shareholders representing 90% of the August 2002 dividends received from Yuchai.

—	Yuchai agreed that to the extent consistent with Chinese Law and international practice it will implement corporate management procedures to improve the management and corporate governance of Yuchai.

—	The Company and Yuchai agreed that they would work together in trying to jointly promote mutual plans to enhance the Company’s shareholder value, possibly including, to the extent permitted by applicable laws and regulations, by way of (1) creating a new Yuchai holding company and spinning it off (along with all of the Yuchai shares it owns) to the Company’s shareholders in proportion to their economic interests and the listing of the new Yuchai holding company (without any golden or special share) on an international capital market; and (2) restructuring and/or recapitalizing the assets and capital of the Company so as to allow the Company to maintain its New York Exchange listing. If the foregoing cannot be achieved, the parties have agreed to consider alternatives. The Company has delegated authority to its Special Committee to investigate and consider the foregoing. However, the Company recognizes that there are substantial impediments to achieving any such plans, and the Company intends to continue to work with the relevant Chinese authorities in considering the practicability to the plan mentioned in clause (1) above.

—	A new employment contract with Mr Wang Jianming, the Chief Executive Officer and Director of Yuchai, was renewed in September 2003.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

22.	Contingencies (continued)

(g)	Outstanding bills discounted

As of December 31, 2002 and 2003, outstanding bills discounted with banks for which the Company has retained a recourse obligation totaled Rmb 193,144 and Rmb 729,580 (US$88,149), respectively.

(h)	Outstanding letter of credits

As of December 31, 2002 and 2003, the irrevocable letter of credits outstanding in the Company’s books amounted to Rmb 81,409 and Rmb 171,963 (US$20,777), respectively.

(i)	Other outstanding litigation

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

23.	Retirement and other postretirement benefits

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in a defined contribution retirement plan organized by the Guangxi Regional Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2001, 2002 and 2003, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government is responsible for the entire obligations of all Yuchai and its subsidiaries’ retirees. Expenses incurred in connection with the plan were Rmb 31,906, Rmb 22,012 and Rmb 24,101 (US$2,912), respectively, for the years ended December 31, 2001, 2002 and 2003. Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other postretirement benefits beyond the annual contributions described above.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Related party transactions

The Company has undertaken significant business transactions with related companies during the three years ended December 31, 2003. The following is a summary of these transactions:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Sales of trucks from customers to GYMEC (Note (a))	18,062	—	1,346	163
Purchases of trucks from GYMEC to suppliers (Note (a))	32,289	2,657	7,066	854
Sales of diesel engines to State Holding Company, its subsidiaries and associated companies (Note (d))	1,311	2,601	23,611	2,853
Purchase of raw materials and supplies from subsidiaries and associated companies of State Holding Company (Note (d))	25,066	65,353	93,056	11,243
Delivery expense charged by a subsidiary of State Holding Company (Note (d))	—	44,747	62,206	7,516
General and administrative expenses
– charged by State Holding Company (Note (b))	25,029	24,186	30,607	3,698
– charged by HLA (Note (b))	4,139	4,200	4,427	535
Loan from State Holding Company (Note (d))	—	—	8,000	967
Interest charged by State Holding Company (Note (d))	—	—	34	4

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Related party transactions (continued)

Notes:

(a)	Sales and purchases of diesel trucks

During 2000 and 2001, Yuchai received diesel trucks from certain customers as part of the settlement of their trade accounts receivable. Pursuant to an agreement between Yuchai and GYMEC, Yuchai sold such diesel trucks at cost to GYMEC, which owns a business license for selling diesel trucks in the PRC. Yuchai recorded a receivable from GYMEC in connection with the truck sales.

GYMEC either sold the diesel trucks to external parties, in which case GYMEC earned the difference between the selling price and the cost of the diesel truck, or offset the amounts due from GYMEC against Yuchai’s trade accounts payable.

Amount due from GYMEC as at December 31, 2002 was classified as long term receivable and it was recorded at its net present value based on a discount rate of 5.94% generally available for discounting similar instruments with banks in the PRC. The amount was subsequently settled. The Company re-negotiated the repayment term of new balance due from GYMEC in 2003 and the amount due from GYMEC is repayable on demand (See Note 9).

(b)	General and administrative expense

State Holding Company charges Yuchai for certain general and administrative expenses. The expenses are charged to Yuchai and its subsidiaries by State Holding Company on an actually incurred basis. The Company believes that the expenses charged to Yuchai by State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same cost. HLA provides certain management, financial planning and control and other services to Yuchai. Such charge represent HLA’s estimated direct costs of providing these services.

(c)	Assignment of debt to GYMEC

In 2003, the Company entered into a deed of assignment (“the Deed”) whereby one of the Company’s customers assigned all the rights and liabilities of the outstanding amount due to the Company totaling approximately Rmb 15,000 (US$1,812) to GYMEC. Pursuant to the Deed, GYMEC becomes one of the sales agents of this customer who is principally engaged in manufacturing and sales of motor vehicles. As of December 31, 2003, the outstanding balances due from GYMEC related to this debt assignment was Rmb 3,700 (US$447). The amount due from GYMEC is interest free and repayable on demand.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Related party transactions (continued)

Notes: (continued)

(d)	Amounts due from/to related companies

Amounts due from/to related companies comprise mainly (i) prepaid general and administrative expenses to State Holding Company (ii) loan from State Holding Company (iii) receivables for trading of diesel trucks with GYMEC (iv) normal sales and purchases to and from the subsidiaries and associated companies of State Holding Company (v) delivery expense charged by a subsidiary of State Holding Company (vi) the awarded damages of the lawsuit undertaken by State Holding Company (Note 22(d))(vii) assignment of debt to GYMEC and (viii) expense paid on behalf of Coomber (see Note 21).

The loan from State Holding Company is short-term, interest bearing with annual interest rate of 5.04% and expected to repay by the end of 2004 (see Note 22(e)).

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

(e)	Guarantee

In 2001, certain of Yuchai’s bank loans were secured by a corporate guarantee issued by State Holding Company. The guarantee was released in 2002.

(f)	Amount due to the holding company

The balance is unsecured, interest free and repayable within one year.

(g)	Management incentive plans

Yuchai has a management bonus plan under which annual incentive bonuses in an aggregate amount equal to 2.5% of after-tax profit are mandatorily required to be paid to Mr Wang Jianming, the Chairman and Chief Executive Officer of Yuchai if Yuchai achieves 80% of the after-tax profit approved in the annual budget by Yuchai’s Board of Directors. Bonus expense recognized in accordance with such plan in the years ended December 31, 2001, 2002 and 2003 amounted to Rmb 8,500, Rmb 13,506 and Rmb 17,721 (US$2,141), respectively.

Mr Wang Jianming is also the legal person representative of State Holding Company and is in charge of and responsible for the operations of State Holding Company. Mr Wang Jianming does not have any ownership interest in and does not receive any compensation from State Holding Company.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Related party transactions (continued)

Notes: (continued)

(h)	Stock option plan

The Company had granted stock options to purchase an aggregate of 1,850,522 shares of common stock at an exercise price of US$7.80 per share to certain executive officers of the Company and Yuchai in 1994. Such stock options expired in December 1999 without any having been exercised.

The Company adopted a stock option plan (the “Plan”) in December 1994 to award stock options to key employees and outside directors. The Plan is administered by a committee (the “Committee”) appointed by the Board of Directors consisting of at least two directors. The Committee is to administer and interpret the Plan and has the sole authority to determine who will be eligible and who will be granted stock options and the timing, terms and number of share options to be granted. Members of the Committee are not eligible to receive stock options under the Plan. The Plan provides for the granting of incentive stock options (within the meaning of section 422(a) of the United States Internal Revenue Code of 1986, as amended) to employees and outside directors who are citizens or residents of the United States. The exercise price of each stock option will be determined by the Committee, but may not be less than the fair value as determined by the Committee of the Company’s common stock on the date the option is granted. The total number of shares of the Company’s common stock that may be purchased pursuant to stock options granted under the Plan shall not exceed in the aggregate 750,000 shares of the common stock. The Plan will expire in 2004 unless terminated earlier by the Board of Directors. The Company will reimburse the Plan for the administrative expenses incurred. For the year ended December 31, 2003 no options had been granted under the Plan.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, short term amounts due from related companies, prepaid expenses, other receivables, short-term bank loans, current installments of long-term bank loans, trade accounts payable, amount due to the holding company, amounts due to related companies, accrued expense and other liabilities approximates their fair value because of the short maturity of these instruments. It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the equity investment to Yuchai. Yuchai does not believe the carrying value of the equity investment will be significantly different from its fair value.

Cash and cash equivalents of Yuchai and its subsidiaries denominated in foreign currencies have been translated at the balance sheet date into Renminbi at rates quoted by the People’s Bank of China. Yuchai did not have and does not believe it will have any difficulty in exchanging its foreign currency cash for Renminbi.

Amount due from GYMEC as of December 31, 2002 was recorded in its net present value based on a discount rate of 5.94%, the rate generally available for discounting similar instruments with banks in the PRC.

The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Business credit concentration

Substantially all of the Company’s customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Years ended December 31,
	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Hubei Dongfeng Automobile	272,469	359,598	613,448	74,117
Liuzhou Dongfeng Automobile (Note (a))	420,171	513,789	391,086	47,251
Dongfeng Special Automobile (Note (b))	200,937	327,475	202,341	24,447

Notes:

(a)	Sales to Liuzhou Dongfeng Automobile for the year ended December 31, 2003 was approximately 8.6% of total sales.

(b)	Sales to Dongfeng Special Automobile for the years ended December 31, 2002 and 2003 were approximately 9.3% and 4.4% of total sales, respectively.

All the above customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2002 and 2003, approximately 31% and 46% of gross trade accounts receivable, respectively, were due from these customers. The Company considers its relationships with these major customers to be good; however, the loss of one or more of the Company’s major customers would have a material adverse effect on the Company’s results of operations.

During periods of economic expansion, the demand of trucks, construction machinery and other application of diesel engines generally increase. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of Chinese economy will affect the Company’s business and prospects by a significant degree.