Form 20-F
period 2004-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2005-07-15
CIK 932695

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2004
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                     to

For the fiscal year ended December 31, 2004	Commission file number 1-13522

China Yuchai International Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A	Bermuda
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

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

     As of December 31, 2004, 35,340,000 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10 per share, were issued and outstanding.

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
Item 17 ☐ Item 18☑

CHINA YUCHAI INTERNATIONAL LIMITED

Certain Definitions and Supplemental Information

     All references to “China”, “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “U.S. dollars”, “dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China. Unless otherwise specified, translation of amounts from Renminbi to U.S. dollars for the convenience of the reader has been made in this Annual Report at the rate of Rmb 8.2765 = US$1.00, the rate quoted by the People’s Bank of China on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate.

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

     As used in this Annual Report, unless the context otherwise requires, the terms “the Company”, “CYI”, “we”, “us”, “our” and “our company” refer to China Yuchai International Limited and its consolidated subsidiaries. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited and its consolidated subsidiaries and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory (“Yulin Diesel”), which was founded in 1951 and became a state-owned enterprise in 1959. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Holdings Company, also sometimes referred to as Guangxi Yuchai Machinery Group Company Limited (the “State Holding Company”), which became a shareholder of Yuchai.

     As of December 31, 2004, 35,340,000 shares of common stock, par value US$0.10 per share of the Company (“Common Stock”), and one special share, par value US$0.10 per share, of the Company were issued and outstanding. On June 7, 2005, the Company issued an additional 1,927,673 shares of Common Stock, thereby increasing the Company’s issued and outstanding capital stock to 37,267,673 shares of Common Stock and one special share. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on 37,267,673 shares issued and outstanding.

Cautionary Statements with Respect to Forward-Looking Statements

     The Company wishes to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon the Company’s interpretation of factors affecting the business and operations of the Company and its subsidiaries. The Company believes the following important factors, among others, in some cases have affected, and in the future could affect, the Company’s actual consolidated results and could cause the Company’s actual consolidated results for 2005, and beyond, to differ materially from those described in any forward-looking statements made by, or on behalf of, the Company:

•	political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth, inflation and the availability of credit, particularly to the extent such current or future conditions and policies affect the truck and diesel engine industries and markets in China, the Company’s diesel engine customers, the demand, sales volume and sales prices for the Company’s diesel engines and the Company’s levels of accounts receivable;

•	the effects of competition in the diesel engine market on the demand, sales volume and sales prices for the Company’s diesel engines;

•	the Company’s ability to collect and control its levels of accounts receivable;

•	the Company’s dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	the Company’s ability to successfully manufacture and sell its 4108, 4110, 4110Q, 4110ZQ, 4112, 6105, 6108, 6112, 6L (formerly referred to as 6113) and 6M heavy-duty diesel engines and any new products;

•	the Company’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of inflation on the Company’s financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•	the Company’s ability to successfully implement the reorganization agreement which it entered into with Yuchai and Coomber Investments Limited (“Coomber”) on April 7, 2005 (the “Reorganization Agreement”) relating to the implementation of the restructuring contemplated in the earlier agreement dated July 19, 2003 between the Company and Yuchai with respect to the Company’s investment in Yuchai (the “July 2003 Agreement”);

•	the Company’s ability to control Yuchai and consolidate Yuchai’s financial results;

•	the effects of China’s political, economic and social conditions on the Company’s financial condition, results of operations, business or prospects;

•	the effects of uncertainties in the Chinese legal system, which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; and

•	the impact on the Company’s business and results of operations as a result of China’s membership with the World Trade Organization (“WTO”).

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not Applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

     The selected financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the Company’s audited consolidated financial statements and the related notes for the three-year period ended December 31, 2004 included in this Annual Report. The consolidated financial statements of the Company are prepared in conformity with US GAAP.

     The Company’s main operating asset is its 76.4% ownership interest in Yuchai. As a result, the Company’s financial condition and results of operations depend primarily upon Yuchai’s financial condition and results of operations, and the implementation of the Reorganization Agreement with respect to the restructuring of the Company’s investment in Yuchai, described elsewhere herein (see “Item 4. Information on the Company — Recent Developments” and “Item 8. Financial Information — Legal Proceedings”).

     On February 7, 2005, the board of directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Pursuant to this plan, the Company intends to look for new business opportunities to seek to reduce its financial dependence on Yuchai, which has historically been the Company’s main operating asset. In March 2005, the Company completed an acquisition of 264.0 million new shares, representing an approximate 14.99% stake, in Thakral Corporation Ltd (“TCL”), a China-focused electronics distribution company, for approximately $18.9 million (based on an exchange rate of Singapore dollar $1.637 to US$1.00).

     The selected balance sheet data as of December 31, 2003 and 2004 and the statement of income data and cash flow statement data of the Company set forth below for the years ended December 31, 2002, 2003 and 2004 are derived from the consolidated financial statements of the Company included in this Annual Report, which have been audited by KPMG, Independent Registered Public Accounting Firm (the “Consolidated Financial Statements”). The selected balance sheet data of the Company set forth below as of December 31, 2000, 2001 and 2002 and the statement of income data and cash flow statement data for the years ended December 31, 2000 and 2001 are derived from the consolidated financial statements of the Company, which have been audited by KPMG, but which are not included in this Annual Report.

	As of and for the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(5)
	(in thousands)
Statement of Income Data:
Revenues, net	1,414,527	1,783,329	3,513,047	4,569,950	5,582,095	674,451
Cost of goods sold	960,079	1,183,403	2,371,080	3,192,794	4,006,886	484,128

Gross profit	454,448	599,926	1,141,967	1,377,156	1,575,209	190,323
Research and development cost	49,011	44,721	75,532	94,594	136,960	16,549
Selling, general and administrative expense	298,361	243,231	426,128	561,151	658,320	79,540
Amortization of goodwill(1)	16,859	16,859	—	—	—	—

Operating income	90,217	295,115	640,307	721,411	779,929	94,234
Interest expense	27,886	29,784	25,144	23,624	31,757	3,836
Other (income)/expense, net	(1,685)	(3,858)	(10,287)	881	(5,682)	(686)

	As of and for the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(5)
	(in thousands)
Income before income taxes and minority interests	64,016	269,189	625,450	696,906	753,854	91,084
Income tax expense/(benefit)	10,682	(63,584)	83,242	112,924	105,165	12,707

Income before minority interests	53,334	332,773	542,208	583,982	648,689	78,377
Minority interests in income of consolidated subsidiaries	16,256	82,386	129,775	145,800	157,292	19,005

Net income	37,078	250,387	412,433	438,182	491,397	59,372
Basic and diluted earnings per share	1.05	7.09	11.67	12.40	13.90	1.68
Weighted average number of shares outstanding	35,340	35,340	35,340	35,340	35,340	35,340

Balance Sheet Data (at year end):
Working capital(2)	804,725	1,100,462	1,340,832	1,031,830	1,402,226	169,425
Goodwill(1)	229,495	212,636	212,636	212,636	212,636	25,692
Total assets	2,770,242	3,262,868	3,985,459	4,033,632	5,384,248	650,546

Long-term debt, excluding current installments	170,000	180,000	50,000	—	100,000	12,083
Minority interests	360,311	420,545	487,491	544,526	724,311	87,514
Capital stock	30,349	30,349	30,349	30,349	30,349	3,667
Stockholders’ equity	1,560,508	1,805,045	2,161,903	1,991,687	2,483,084	300,017

Statement of Cash Flows Data:
Net cash provided by operating activities	170,735	59,273	659,500	1,075,274	589,608	71,240
Capital expenditures(3)	14,958	43,043	174,850	372,775	552,902	66,804
Depreciation(4)	125,981	113,680	118,872	125,519	132,789	16,045

(1)	Goodwill represents the excess of cost over fair value of net assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002. Such goodwill is no longer amortized, but instead is tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Prior to the adoption of SFAS No. 142, goodwill was amortized over 20 years on a straight-line basis. For a discussion of goodwill, see Note 3(n) to the Company’s Consolidated Financial Statements appearing elsewhere herein. The Company did not require any impairment upon transition to SFAS No. 142.

(2)	Current assets (including cash) less current liabilities.

(3)	Purchase of property, plant and equipment, lease prepayment and payment for construction in progress.

(4)	Depreciation of property, plant and equipment and amortization of lease prepayments.

(5)	The Company’s functional and reporting currency is Renminbi, and the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2765 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on December 31, 2004 or any other date.

Dividends

     The following table sets forth a five-year summary of dividends paid by the Company to its shareholders and by Yuchai to the Company, respectively:

Dividend paid by
	the Company to	Dividend Paid by Yuchai
	its shareholders	to the Company(1)
Period	(per share)	(in thousands)
2000	US$0.01	Rmb 72,284 (US$8,732)
2001	US$0.02	Rmb 72,284 (US$8,720)
2002	US$0.19	Rmb 245,766 (US$29,694)(2)
2003	US$2.08	Rmb 61,433 (US$7,422)
2004	US$0.39	Rmb 231,309 (US$27,906)(3)

(1)	Dividends paid by Yuchai to the Company, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in U.S. dollars (as shown in the parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for 2000, 2001, 2002, 2003 and 2004, the exchange rate used was Rmb 8.2781 = US$1.00, Rmb 8.2894 = US$1.00, Rmb 8.2767 = US$1.00, Rmb 8.2767 = US$1.00 and Rmb 8.2765 = US$1.00, respectively.

(2)	The dividends declared for 2002 by Yuchai were paid to the Company in 2003 following execution of the July 2003 Agreement.

(3)	The dividends declared for 2004 by Yuchai were paid to the Company in 2005 following execution of the Reorganization Agreement.

Historical Exchange Rate Information

     On June 16, 2005, the noon buying rate was Rmb 8.2765 = US$1.00.

     The following tables set forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Noon Buying Rate(1)
	(Rmb per US$)
Period	High	Low
December 2004	8.2767	8.2765
January 2005	8.2765	8.2765
February 2005	8.2765	8.2765
March 2005	8.2765	8.2765
April 2005	8.2765	8.2765
May 2005	8.2765	8.2735
June 2005	8.2765	8.2765

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(Rmb per US$)
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2763
2002	8.2800	8.2772	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005 (through June 30)	8.2765	8.2765	8.2765	8.2765

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the People’s Bank of China. As a result, since April 1994, the noon buying rate and the People’s Bank of China rate have been substantially similar. The People’s Bank of China rate at the end of 2004 was Rmb 8.2765, compared with Rmb 8.2768 for the noon buying rate (average).

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.

Risk Factors

Risks relating to our company and our business

Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement.

     Our main operating asset is our ownership interest in Yuchai, and our primary source of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber entered into the Reorganization

Agreement in April 2005 and agreed on a restructuring plan for our company intended to be beneficial to our shareholders (see “Item 4. Information on the Company — Recent Developments”). No assurance can be given as to when the corporate governance requirements relating to Yuchai and the restructuring plan in respect of our ownership of Yuchai, both as contemplated by the Reorganization Agreement, will be implemented, or that implementation of the Reorganization Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.

     In addition, the Reorganization Agreement contemplates the continued implementation of our recently adopted business expansion and diversification plan. One of the goals of this business expansion and diversification plan is to reduce our financial dependence on Yuchai. No assurance can be given that we will be able to successfully expand and diversify our business. We may not be able to identify suitable acquisition opportunities, or secure funding to consummate such acquisitions or successfully integrate such acquired businesses within our operations. Any failure to implement the terms of the Reorganization Agreement, including our continued expansion and diversification, could have a material adverse effect on our financial condition, results of operations, business or prospects.

     We may experience disagreements with the Chinese stakeholders in Yuchai.

     Although we own 76.4% of Yuchai’s shares, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s Chinese stakeholders regarding our investment in Yuchai we may have to rely on the Chinese legal system for remedies. The Chinese legal system may not be as effective as compared to other more developed countries such as the United States (see “— Risks relating to Mainland China — The Chinese legal system embodies uncertainties, which could limit the protections available to foreign investors”). We have in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s Chinese stakeholders in the daily management and operation of Yuchai. We have in the past also experienced problems from time to time in obtaining the assistance and cooperation of the State Holding Company in dealing with other various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement and the Reorganization Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed CYI’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s board of directors. However, no assurance can be given that disagreements with Yuchai’s management and/or Yuchai’s Chinese stakeholders will not recur, including with respect to implementation of the Reorganization Agreement. Notwithstanding the existence of available legal remedies which we expect to pursue as appropriate if such disagreements arise in the future, we cannot assure you that any such disagreements will not have a material adverse effect on the implementation of the restructuring plan contemplated by the Reorganization Agreement and in turn on our financial condition, results of operations, business or prospects, including possibly our ability to fully exercise our controlling interest in Yuchai and consolidate Yuchai’s financial statements in accordance with US GAAP in future periods.

Our exposure to the Dongfeng Group has had, and could continue to have, a material adverse effect on our business, financial condition and results of operation.

     Our sales are concentrated among the Dongfeng Group, which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2004, the Dongfeng Group accounted for 21.0% of our gross sales and included our two largest customers: Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile. Although we consider our relationships with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our financial condition, results of operations, business or prospects.

     In addition, we are highly dependent on the purchases made by the Dongfeng Group and have significant exposure to their liquidity arising from the high level of accounts receivable from them. We cannot assure you that the Dongfeng Group will be able to repay all the money they owe to us. In addition, the Dongfeng Group may not be able to continue purchasing the same volume of products from our company, which would significantly reduce our overall sales volume.

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

Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.

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

     In addition, if import restrictions on motor vehicles and motor vehicle parts are reduced, foreign competition could increase significantly. See “— Risks relating to Mainland China — The admission of China into the WTO could lead to increased foreign competition”.

     In the medium-duty diesel engine market, our 6108 medium-duty engine, introduced in 1997, has been able to compete effectively with the 6110 medium-duty engine offered by our competitors. We cannot assure you, however, that we will be able to maintain or improve our current market share or develop new markets for our medium-duty diesel engines. Based on current industry trends, there is a perceived shift in the market demand from medium-duty engines to heavy-duty diesel engines. Therefore, we would expect declining sales volume of our 6108 medium-duty engines in the coming years.

     In the heavy-duty diesel engine market, we introduced the 6112 heavy-duty engine in late 1999. Due to a delay in the commercial production of the 6112 engine, however, we were not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is price-sensitive. As a result, we subsequently lowered our expectations for future sales volume and margins of the 6112 engine. We commenced engine development of the 6L heavy-duty engine (formerly referred to as 6113) in 2003, with a rated power ranging from 280 to 350 horsepower, and we also introduced the 6M heavy-duty engine family for heavy-duty trucks and passenger buses, with a rated power ranging from 280 to 390 horsepower, in 2004. We had limited initial sales of 963 and 818 units of 6L and 6M engines, respectively, in 2004. We cannot assure you that our 6112, 6L or 6M heavy-duty engines will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.

     In the light-duty diesel engine market, our 4108, 4110 and 4112 light-duty engines introduced in 2000 were met with weak consumer demand due to strong competition and a high pricing structure. Although there had been an increase in sales of our 4-Series engines in 2003 and 2004, we cannot assure you that we will be able to continue to improve our market share for light-duty diesel engines, and we may, in the future, decide to cease production of one or more of the models we are currently producing.

     Our long-term business prospects will depend largely upon our ability to develop and introduce new or improved products at competitive prices. Our competitors in the diesel engine markets may be able to introduce new or improved engine models that are more favorably received by customers. Competition in the end-use markets, mainly the truck market, may also lead to technological improvement and advances that render our current products obsolete at an earlier than expected date, in which case we may have to depreciate or impair our production equipment more rapidly than planned. Failure to introduce, or delays in the introduction of, new or improved products at competitive prices could have a material adverse effect on our financial condition, results of operations, business or prospects.

Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth or adequately manage our growth.

     We have achieved consistent growth in net revenues during the last four fiscal years, with net revenues increasing by 30.0% to Rmb 4,570.0 million in 2003 and by 22.0% to Rmb 5,582.1 million in 2004. We cannot assure you that we can continue to increase our net revenues or maintain our present level of net revenues. For example during 2004, we have increased production capacity to approximately 250,000 units after the completion of our second foundry and new 6L and 6M heavy-duty engines lines, and we may not be able to increase our net revenues commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as continued economic growth in China.

     In addition, we cannot assure you that we will be able to properly manage any future growth, including:

•	obtaining the necessary supplies;

•	hiring and training skilled production workers and management personnel;

•	manufacturing and delivering products for increased orders in a timely manner;

•	maintaining quality standards and prices; and

•	controlling production costs.

     Furthermore, we have acquired in the past, and may acquire in the future, equity interests in engine parts suppliers and logistics and marketing companies. If we are unable to effectively manage or assimilate these acquisitions, our financial condition, results of operations, business or prospects could be adversely affected. See “Item 4. Information on the Company — Business Overview — Manufacturing”.

The diesel engine business in China is dependent in large part on the performance of the Chinese economy, as well as Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese economy, as well as Chinese government policies that de-emphasize the use of diesel engines.

     During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of the Chinese economy will likely affect, to a significant degree, our financial condition, results of operations, business and prospects. For example, the various austerity measures taken by the Chinese government from time to time to regulate economic growth and control inflation have in prior periods significantly weakened demand for trucks in China, and may have a similar effect in the future. In particular, austerity measures that restrict access to credit and slow the rate of fixed investment (including infrastructure development) adversely affect demand for, and production of, trucks and other commercial vehicles. These adverse market conditions, together with increased competition in the diesel engine market, result in various degrees of financial and marketing difficulties for diesel engine producers, including our company.

     The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. For example, in 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects and increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines, continued to increase from 2002 to 2004. However, we cannot assure you that the Chinese government will not change its policy in the future to de-emphasize the use of diesel engines, and any such change will adversely affect our financial condition, results of operations, business or prospects. For example, the Chinese government has recently announced measures to avoid overheating in certain sectors of the economy, which may include tight bank lending policies and increases in bank interest rates (see “— Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position”).

If we are not able to continuously improve our existing engine products and develop new diesel engine products, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.

     As the Chinese automotive industry continues to develop, we will have to continuously improve our existing engine products and develop new diesel engine products in order to remain competitive. As a result, our long-term business prospects will largely depend upon our ability to develop and introduce new or improved products at competitive prices. Future products may utilize different technologies and may require knowledge of markets that we do not currently possess. Moreover, our competitors may be able to introduce new or improved engine models that are more favorably received by customers than our products. Any failure by our company to introduce, or any delays in the introduction of, new or improved products at competitive prices could have a material adverse effect on our financial condition, results of operations, business or prospects.

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential.

     We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including our results of operations, financial condition and cash flow, economic, political and other conditions in Mainland China, the Chinese government’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. If adequate capital is not available, our financial condition, results of operations, business and prospects could be adversely affected.

Our controlling shareholder’s interests may differ from those of our other shareholders.

     Our parent company is Hong Leong Asia Ltd., or HLA, which indirectly owns 7,913,769, or 21.2%, of the outstanding shares of our common stock, as well as a special share that entitles it to elect a majority of our directors. HLA controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or HLC, and through HL Technology Systems Pte Ltd, or HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 21.0% of the outstanding shares of our common stock and is the registered holder of our special share. HLA also owns through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 0.2% of the outstanding shares of our common stock. HLA is a member of the Hong Leong group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or DML, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of our special share. Through HLT’s stock ownership and various agreements among shareholders, HLA is able to effect most corporate transactions without the concurrence of any of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement”. In addition, our shareholders do not have cumulative voting rights. We cannot assure you that HLA’s actions will be in the best interests of our other shareholders. See also “Item 6. Directors, Senior Management and Employees — Compensation — Yuchai”.

We may experience a change of control as a result of offerings of shares by our controlling shareholders.

     As described above, HLT, a subsidiary of HLA, owns 7,831,169 shares of our common stock, as well as our special share. In March 2004, HLT and Coomber, each registered shares for offer and sale from time to time on a shelf registration statement which we filed on their behalf pursuant to a registration rights agreement. If HLT reduces its shareholding to less than 7,290,000 shares of our common stock as a result of such offering, our Bye-Laws provide that the special share held by HLT will cease to carry any rights, and HLA may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — The Special Share”. We believe that our only other significant shareholder is Coomber. If HLT sells all of the shares being registered for sale by HLT in such offering, HLT will cease to own any of our shares. As a result, we cannot determine what control arrangements will arise as a result of such offering (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our financial condition, results of operations, business, prospects or share price.

We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings. In addition, a devaluation of the Renminbi will increase the Renminbi cost of repaying our foreign currency denominated indebtedness and, therefore, could adversely affect our financial condition, results of operations, business or prospects.

     We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plans (See also “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”). A portion of our borrowings may be structured on a floating rate basis and denominated in U.S. dollars or other foreign currencies. An increase in interest rates, or fluctuations in exchange rates between the Renminbi and other currencies, may increase our borrowing costs or the availability of funding and could affect our financial condition, results of operations, business or prospects. In particular, our financial condition, results of operations, business or prospects could be adversely affected by a devaluation of the Renminbi.

     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Although the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, with Renminbi appreciating slightly against the U.S. dollar in recent years, the exchange rate of the Renminbi could become volatile against the U.S. dollar or other currencies. Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s Chinese interbank foreign exchange market rate and current exchange rates on the world financial markets. The Chinese government has stated publicly that it intends to make the Renminbi fully convertible in the future. However, we cannot predict when the Chinese government will allow free conversion of the Renminbi into foreign currency, and we cannot assure you that the Chinese government will not take steps that will cause the Renminbi to devalue. Substantially all of our operating revenue is denominated in Renminbi, while a major portion of our capital expenditures is denominated in U.S. dollars and Euros. Since we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.

We may be adversely affected by environmental regulations.

     We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial, and local environmental protection regulations. However, Chinese national, provincial, or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

Our insurance coverage may not be adequate to cover risks related to our production and other operations.

     The amount of our insurance coverage for our buildings and equipment is at cost which could be less than replacement value, and we have no plans to increase the coverage. The amount of our insurance coverage for our inventory is at book value which could be less than replacement value, and we also have no plans to increase this coverage. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure only high risk assets, such as production property and equipment and certain inventory. However, our underinsurance of other properties, facilities and inventory in accordance with this Chinese practice exposes us to substantial risks so that in the event of a major accident, our insurance recovery may be inadequate. We do not currently carry third party liability insurance to cover claims in respect of bodily injury, property or environmental damage arising from accidents on our property or relating to our operations. We also do not carry business interruption insurance as such coverage is not customary in China. Losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

The market price for our common stock may be volatile.

     In recent periods, there has been volatility in the market price for our common stock. The market price could fluctuate substantially in the future in response to a number of factors, including:

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

     Recent market activity of our stock price on the New York Stock Exchange, or NYSE, has been unpredictable. See “Item 9. The Offer and Listing” below. We cannot assure you that such volatility in the trading price and volume for our shares will stabilize in the future. In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price.

Risks relating to Mainland China

     Substantially all of our assets are located in Mainland China, and substantially all of our revenue is derived from our operations in Mainland China. Accordingly, our financial condition, results of operations, business or prospects are subject, to a significant degree, to economic, political and legal developments in Mainland China. The economic system of Mainland China differs from the economies of most developed countries in many respects, including government investment, the level of development, control of capital investment, control of foreign exchange and allocation of resources.

Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position.

     Since the late 1970s, the Chinese government has been reforming the Chinese economic system from a planned economy to a market-oriented economy. In recent years, the Chinese government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the Chinese economy and a higher level of management autonomy. These reforms have resulted in significant economic growth and social progress, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. For example, the Chinese government has announced that it is considering introducing measures on certain sectors to avoid overheating of the economy, which may include tighter bank lending policies, increases in bank interest rates, and measures to curb speculation. In addition, the Chinese government has also in the past attempted to control inflation by controlling the prices of basic commodities. Severe measures or other actions by the Chinese government, such as placing additional controls on the prices of diesel and diesel-using products, could restrict our business operations and adversely affect our financial position. Although we believe that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect in the longer term on economic development in Mainland China and that we will continue to benefit in the longer term from these policies and measures, these policies and measures may, from time to time, be modified or reversed. Adverse changes in economic and social conditions in Mainland China, in the policies of the Chinese government or in the laws and regulations in Mainland China, could have a material adverse effect on the overall economic growth of Mainland China and in infrastructure investment in Mainland China. These developments could adversely affect our financial condition, results of operations and business, by reducing the demand for our products, for example.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our financial condition, results of operations, business or prospects.

     Since the late 1990s, many Asian countries have experienced significant changes in economic conditions, including, for example, substantial depreciation in currency exchange rates, increased interest rates, reduced economic growth rates, corporate bankruptcies, volatility in the market values of shares listed on stock exchanges, decreases in foreign currency turnover and government-imposed austerity measures. To date, China’s economy has generally been affected to a lesser extent than most other major Asian countries. However, we cannot assure you that China’s economy will not suffer more serious difficulties in the future. Demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that adverse economic developments occur in China, our sales may decrease and our financial condition, results of operations, business or prospects could therefore suffer.

The Chinese legal system embodies uncertainties, which could limit the legal protections available to foreign investors.

     The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general including, for example, with respect to corporate organization and governance, foreign investments, commerce, taxation and trade. Legislation over the past 25 years has significantly enhanced the protections afforded to various forms of foreign investment in Mainland China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties, which may limit the legal protections available to foreign investors.

     At the National People’s Congress held in March 2005, the Chinese government confirmed it intends to continue to implement a prudent fiscal and monetary policy so as not to over stimulate domestic demand. The Chinese government has also on various occasions reiterated its policy of furthering reforms in the socialist market economy and to increase the wealth of the rural population through development and subsidies programs. No assurance can be given that these changes will not have an adverse effect on business conditions in China generally or on our business in particular.

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

     In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was brought under control during 2003, there have been a number of cases reported in China and elsewhere in the Asia region since that outbreak. In addition, an infectious strain of influenza known as bird flu has also been reported from time to time in China, Hong Kong and other parts of Asia. Outbreaks of infectious diseases such as these could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.

ITEM 4. INFORMATION ON THE COMPANY.

History and Development

The Company

     The Company is a Bermuda holding company established in April 1993 to own a controlling interest in Yuchai. The Company currently owns, through six wholly-owned subsidiaries, 76.4% of the outstanding common shares of Yuchai (“Yuchai Shares”). The Company operates under The Companies Act 1981 of Bermuda. The principal executive office of the Company is located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. The Company’s telephone number is (+65) 6220-8411.

     Until August 2002, the Company was controlled by Diesel Machinery (BVI) Limited (“DML”), a company that was 53.0% owned by Hong Leong Asia Ltd. (“HLA”) through its wholly-owned subsidiary, Hong Leong (China) Limited (“HLC”). HLC owns HL Technology Systems Pte Ltd (“HLT”), which held shares in the Company through DML. DML was also 47.0% owned by China Everbright Holdings Company Limited (“EB Holdings”) through its wholly-owned subsidiary, Coomber Investments Ltd. (“Coomber”). HLA, a company listed on the Singapore Exchange, is part of the Hong Leong Group, which was founded in 1941 by the Kwek family of Singapore and is one of the largest privately-controlled business groups in Southeast Asia. EB Holdings is a state-owned enterprise of China. In 2002, EB Holdings and Coomber gave notice to DML and its other shareholders of DML to effect a liquidation of DML. As a result of the liquidation, HLA acquired the special share of the Company through HLT which entitles HLA to elect a majority of the directors of the Company and veto any resolution of shareholders of the Company. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. EB Holdings sold its shareholding in Coomber, which held shares in the Company, in October 2002 to Goldman Industrial Limited (“Goldman”), and EB Holdings is no longer a shareholder of the Company. Goldman is a subsidiary of Zhong Lin Development Company Limited (“Zhong Lin”), an investment vehicle of the city government of Yulin in Guangxi, China. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”.

     Through the Company, HLA provides certain management, financial planning and other services to Yuchai and has designated one financial controller to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.

     To the Company’s knowledge, since January 1, 2004, there have not been any public takeover offers by third parties in respect of the Company’s shares, nor has the Company made any public takeover offers in respect of the shares of other companies.

     The Company’s main operating asset is its ownership interest in Yuchai, and its primary source of cash flow has historically been its share of the dividends, if any, paid by Yuchai and investment interest thereon. The following is primarily a discussion of the business of Yuchai.

     On February 7, 2005, the board of directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Pursuant to this plan, the Company intends to look for new business opportunities to seek to reduce its financial dependence on Yuchai, which has historically been the Company’s main operating asset. The first step in implementing this plan occurred in March 2005, through the acquisition of an approximate 14.99% stake in TCL (as further described in “— Recent Developments” below).

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

     As a result of this restructuring, Yuchai was incorporated as a joint stock company in July 1992 and succeeded to the machinery business of Yulin Diesel, and all of Yulin Diesel’s businesses, other than its machinery business, as well as certain social service related operations, assets, liabilities and employees (for example, cafeterias, cleaning and security services, a hotel and a department store), were transferred to the State Holding Company. The State Holding Company also became the majority shareholder of Yuchai through its ownership stake of approximately 104 million shares of Yuchai (“State Shares”). The State Holding Company is owned by the Guangxi local government. In connection with its incorporation, Yuchai also issued 7 million shares to various Chinese institutional investors (“Legal Person Shares”).

     In May 1993, in order to finance further expansion, Yuchai sold shares to the Company (“Foreign Shares”) and became a Sino-foreign joint stock company.

     The initial shareholders of the Company, consisting of HLT, Sun Yuan Overseas (BVI) Ltd. (“Sun Yuan BVI”), the Cathay Investment Fund, Limited (“Cathay”), GS Capital Partners L.P. (“GSCP”) and Coomber, then a wholly-owned subsidiary of EB Holdings and, thus, controlled by China Everbright International Limited (“China Everbright”), made their initial investments in Yuchai in May 1993, when their respective wholly-owned subsidiaries purchased for cash 200 million newly-issued shares (51.3% of the then-outstanding Yuchai Shares). These shareholders exchanged with the Company their shareholdings in their wholly-owned subsidiaries, six companies which held Foreign Shares of Yuchai, for 20 million shares of the Company’s Common Stock (after giving effect to a 10-for-1 stock split in July 1994 (the “Stock Split”)). In connection therewith, Yuchai became a Sino-foreign joint stock company and became subject to the laws and regulations relating to joint stock limited liability companies and Sino-foreign joint venture companies in China. Foreign Shares may be held by and transferred to non-Chinese legal and natural persons, subject to approval of the Ministry of Commerce (“MOC”), the successor entity of the Ministry of Foreign Trade and Economic Cooperation of China (“MOFTEC”). Foreign Shares are entitled to the same economic rights as State Shares and Legal Person Shares. State Shares are shares purchased with state assets by government departments or organs authorized to represent state investment. Legal Person Shares are shares purchased by Chinese legal persons or institutions or social groups with legal person status and with assets authorized by the state for use in business.

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

Recent Developments

     On February 7, 2005, the board of directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Pursuant to this plan, the Company intends to look for new business opportunities to seek to reduce its financial dependence on Yuchai, which has historically been the Company’s main operating asset. The directors of the Company believe that the Company’s plans for expansion can be best met through acquisition opportunities in the greater China region and elsewhere in Asia. The board believes that acquisitions particularly in the greater China region can offer synergies with the Company’s existing Chinese operations.

     As an initial step in the implementation of this new business strategy, the Company completed in March 2005 an acquisition of 264.0 million newly-issued shares, representing an approximate 14.99% stake in the enlarged share capital of TCL, a China-focused electronics distribution company, for approximately $18.9 million (based on an exchange rate of Singapore dollar $1.637 to US$1.00). The Company believes that it is currently the third largest shareholder in TCL.

     TCL’s principal businesses include trading and distribution of consumer electronics products and accessories in China and Hong Kong; distribution of home entertainment products in China; and assembly of electronic products and electronic manufacturing services in China. TCL is listed on the Main Board of the Singapore Exchange. TCL has an established presence in China and the Company believes that TCL is well placed to capitalize on China’s expanding economy. In addition, the Company believes that TCL could offer a platform to the Company for further expansion in the consumer electronics sector in China and other parts of Asia, given TCL’s distribution and supply chain management business model in China.

     TCL currently has ten directors on its board of which three directors were nominated by the Company. The Company intends to equity account for its investment in TCL with effect from April 1, 2005 since the Company believes it has the ability to exercise significant influence over the operating and financial policies of TCL.

     In order to finance the acquisition of TCL shares, as well as other strategic acquisitions which the Company may consider from time to time as part of its business diversification strategy, in February 2005, the Company issued $25.0 million in principal amount of convertible bonds due 2012 in a private placement and in March 2005 the Company also entered into a $25.0 million unsecured revolving credit facility with a bank in Singapore. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

     On April 7, 2005, the Company entered into the Reorganization Agreement with Yuchai and Coomber, which is intended to be in furtherance of the terms of the July 2003 Agreement. The terms of the Reorganization Agreement have also been acknowledged and agreed to by the State Holding Company. The Reorganization Agreement provides for the implementation of corporate governance guidelines approved by the directors and shareholders of Yuchai in November 2002 and outlines steps for the adoption of corporate governance practices at Yuchai conforming to international custom and practice. Pursuant to the Reorganization Agreement, Yuchai also acknowledged and affirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s board of directors.

     The Reorganization Agreement outlines a broad framework for restructuring the Company’s ownership of Yuchai. The restructuring exercise contemplates the transfer of the Company’s approximate 76.4% interest in Yuchai to a new company to be organized under Bermuda law (“Newco”) in exchange for shares of Newco and distribution of Newco’s shares to the shareholders of the Company, subject to the successful implementation of the business diversification plan by the Company. No portion of the distribution is intended to be made in respect of the special share in the Company held by HLA, and Newco’s capital structure is not intended to provide for any special share comparable to the existing special share in the Company. The Company is expected to be recapitalized or restructured as may be necessary in order to maintain its listing on the New York Stock Exchange. Therefore, the Company intends to seek to execute its business diversification plan and acquire assets or businesses of such size and sufficient historical operating results to permit such continued listing.

     The Reorganization Agreement also provides that the Company may, if necessary to maintain its listing, retain up to 10 million Newco shares or approximately 22.0% of Newco’s capital. If the Company does retain such Newco shares, then, subject to any necessary approval by the shareholders of the Company (i) the Company would grant to Coomber an irrevocable proxy to vote such shares for the election of directors to the board of Newco for such time as the Company owns those shares, and (ii) Newco and the Company would enter into a registration rights agreement to permit the Company to sell such shares to the public at such times as the Company determines that the sale of such shares would not affect the listing of the Company’s shares on the New York Stock Exchange.

     Subsequent to the execution of the Reorganization Agreement, a number of steps have been taken by the parties thereto towards its implementation. For example, Yuchai’s directors and shareholders have confirmed that the amendments to Yuchai’s Articles of Association and corporate governance guidelines required to be adopted by Yuchai pursuant to the Reorganization Agreement have been ratified and implemented, and that steps are being taken to have such amendments and guidelines approved by the relevant Chinese authorities. Yuchai has also paid a consultancy fee of US$1.5 million to the Company, and has also commenced steps to rectify the disputed loan made to Yuchai Marketing Company Limited (“YMC”). Yuchai has also declared and paid dividends to its shareholders for profits earned in the financial years ended December 31, 2003 and 2004, resulting in the Company receiving dividends of Rmb 231.3 million (US$27.9 million), following which the Company declared dividends representing approximately 50% of the amount of dividends paid to the Company by Yuchai, as contemplated in Section 1.5(c) of the Reorganization Agreement. In addition, the Company has been advised by Yuchai that Yuchai has appointed Credit Suisse First Boston as financial advisor to Yuchai to assist Yuchai with the implementation of the Reorganization Agreement.

     Pursuant to Section 1.8 of the Reorganization Agreement, Yuchai is obligated to pay US$20.0 million within five business days of the issuance of the Company’s audited consolidated financial statements for the year ended December 31, 2004. The due date for such payment was June 24, 2005. The Company has not yet received such payment, and has sent a reminder to Yuchai with respect to this payment. The Chinese stakeholders have informed the Company that relevant Chinese government approval is required for this payment and that Yuchai has submitted an application to obtain such an approval.

     Completion of the transactions contemplated by the Reorganization Agreement is subject to various conditions, including the receipt of all required regulatory and shareholder approvals. Based on current discussions and activities among the parties to the Reorganization Agreement with respect to the implementation thereof, the Company to date has not encountered any significant issues with respect to implementation of the Reorganization Agreement. Although the Company believes the parties to the Reorganization Agreement are working towards its implementation as expeditiously as possible, and have agreed an anticipated date of completion of September 30, 2005, no assurance can be given as to when all of the transactions contemplated therein will be consummated. If the transactions contemplated in the Reorganization Agreement have not been consummated by December 31, 2005, the Reorganization Agreement will terminate without further obligation on the parties to consummate the transactions contemplated therein, unless the parties subsequently agree to extend such termination date.

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

     To take advantage of anticipated growth in demand for diesel engines in China, Yuchai substantially expanded its manufacturing facilities from their production capacity of 37,000 units of medium-duty diesel engines in 1993 to approximately 80,000 units of light-duty diesel engines, 120,000 units of medium-duty diesel engines and 50,000 units of heavy-duty diesel engines in 2004. In response to the introduction of high power medium-duty engines introduced by its competitors in 1995, Yuchai began commercial production of the 6108 medium-duty engine in the third quarter of 1997. In addition, Yuchai began trial production of its 4-Series engines (as defined in “— 4-Series Light-Duty Diesel Engines” below) in late 1999 and commenced commercial production of these engines in 2000. Due to strong competition, quality defects and a high pricing structure, sales of the 4-Series engines were weak in 2000, but improved in following years with the total number of units sold reaching 4,747 units, 20,735 units, 46,022 units and 71,562 units in 2001, 2002, 2003 and 2004, respectively. Yuchai also commenced trial marketing of the 6112 heavy-duty engine in early 1999 and began commercial production of these engines in the second half of 1999. The quality of the 6112 engine has improved significantly due to the improvements made in the past four years, which the Company believes has translated into higher sales. In addition, continued economic growth in China, together with the development of new highway infrastructure, has resulted in greater demand for long-haul, heavy-duty trucks. As a result, sales of the 6112 engine increased from 2,651 units in 2000 to 6,737 units in 2001, 15,371 units in 2002, 20,472 units in 2003 and 24,073 units in 2004. The Company also commenced engine development work on its new heavy-duty 6L and 6M engines in 2003. In 2003 and 2004, Yuchai sold 62 and 963 units of the 6L engine respectively. In addition, 818 units of the 6M engine were sold in 2004.

     6105 Medium-Duty Diesel Engines

     The 6105 medium-duty engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. However, in response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai has been increasing its production and sales efforts on the 6108 medium-duty engine. In 2001, Yuchai produced 31,245 units of the 6105 engine, or 39.7% of Yuchai’s total production volume of 78,800 units for that year. Yuchai produced 39,644 units of the 6105 engine in 2002, representing 27.4% of Yuchai’s total production volume of 144,463 units for that year. In 2003, Yuchai produced 43,325 units of the 6105 engine representing 24.0% of total production volume of 180,423 units. In 2004, Yuchai produced 55,910 units of the 6105 engine representing 24.4% of total production volume of 229,210 units. See “— Products — Medium-Duty Diesel Engines — 6105 Engines”.

     6108 Medium-Duty Diesel Engines

     The 6108 medium-duty engine is an overall improvement over the 6105 medium-duty engine. In particular, the Company expects the 6108 engine to enhance Yuchai’s competitiveness in the medium-duty diesel engine market in China. In 2002, 2003 and 2004, unit sales of the 6108 engine exceeded unit sales of the 6105 engine. See “— Products — Medium-Duty Diesel Engines — 6108 Engines”.

     In 2001, Yuchai produced 33,062 units of the 6108 engine, or 42.0% of Yuchai’s total production volume of 78,800 units for the year. Yuchai produced 61,950 units of the 6108 engine in 2002, representing 42.9% of Yuchai’s total production volume of 144,463 units for the year. In 2003, Yuchai produced 64,054 units of the 6108 engine, representing 35.5% of Yuchai’s total production volume of 180,423 units. In 2004, Yuchai produced 62,394 units of the 6108 engine, representing 27.2% of Yuchai’s total production volume of 229,210 units.

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

     The 6112 Engine Factory was completed in 1995 and commercial production was scheduled to commence in late 1997. However, primarily as a result of the unreliable quality of key engine components supplied by domestic component manufacturers, the 6112 engine encountered significant technical problems during initial road testing, and did not perform satisfactorily under harsh environmental conditions. Yuchai was able to resolve these technical problems and commence trial marketing of the 6112 engine in early 1999. Commercial production of these engines began in the second half of 1999. Due to the delay in commencement of commercial production, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Consequently, the volume of sales of the 6112 engine had been lower than previously expected. However, during 2002, sales of the 6112 engine had increased steadily to over 1,000 units per month, reaching 15,371 units in 2002. This higher level of customer acceptance of the 6112 engine had led to unit sales of 20,472 engines in 2003 which was an increase of 33.2% over 2002. In 2004, Yuchai further sold 24,073 units, which represented an increase of 17.6% over 2003. See “— Products — Heavy-Duty Diesel Engines”.

     In 2001, Yuchai produced 8,134 units of the 6112 engine, or 10.3% of total production volume of 78,800 units for the year. Yuchai produced 17,201 units of the 6112 engine in 2002, representing 11.9% of Yuchai’s total production volume of 144,463 units for that year. In 2003, Yuchai produced 22,024 units of the 6112 engine, representing 12.2% of Yuchai’s total production volume of 180,423 units. In 2004, Yuchai produced 27,410 units of the 6112 engine, representing 12.0% of Yuchai’s total production volume of 229,210 units.

     6L Heavy-Duty Diesel Engines

     The 6L heavy-duty engine (formerly referred to as 6113) is a six-cylinder, four-stroke, turbocharged intercooling engine, with a rated power ranging from 280 to 350 horsepower. The 6L heavy-duty engine was co-developed with FEV an independent German owned engine development institute for big passenger buses. Yuchai’s first sales of 6L occurred in November 2003. In 2003 and 2004, Yuchai sold 62 and 963 units of 6L engine respectively.

     6M Heavy-Duty Diesel Engines

     The 6M heavy-duty engine family for heavy-duty trucks and passenger buses were developed based on technologies from USA, Japan and Germany in accordance with FEV procedures. It has a 10 litre displacement and power ranging from 280 to 390 horsepower. Yuchai’s first commercial sales of 6M occurred in January 2004 with total sales of 818 units in 2004.

     4-Series Light-Duty Diesel Engines

     The 4-Series light-duty engines comprise the 4108, 4110, 4110Q, 4110ZQ and 4112 engines (collectively, the “4-Series engines”). See “— Products — Light-Duty Diesel Engines”.

     The 4110Q and 4110ZQ engines were developed to allow Yuchai to compete in the light-duty diesel engine market. Trial production of the 4110 engines commenced in late 1999. Sales of the 4110 engines in 2000 were weak due to strong competition, minor technical problems and a high pricing structure. Significant improvements to the technical specifications of the 4-Series light-duty engines have resulted in higher customer acceptance resulting in higher unit sales in 2003 and 2004.

     The 4108 engine was based on the 6105 and the 6108 engines. The 4108 engine is designed for light trucks and passenger vehicles. Trial production of the 4108 engine started in the third quarter of 2000, and commercial production of the 4108 engine began in 2001. The 4112 engine was primarily based on the 6112 engine. The 4112 engine is designed for use in light- to medium-duty cargo trucks and buses. The 4112 engine also features a low emission level that is compliant with Euro 2 standards. Trial production of the 4112 engine started in early 2001 and commercial production of the 4112 engine began in late 2001. Both the 4108 and 4112 engines have experienced minor technical problems which have since been resolved, and are facing strong competition.

     In 2001, Yuchai produced 6,359 units of 4-Series engines, or 8.0% of total production volume of 78,800 units for the year. Yuchai produced 23,773 units of the 4-Series engines in 2002, representing 16.5% of Yuchai’s total production volume of 144,463 units for that year. In 2003, Yuchai produced 50,264 units of the 4-Series engines, representing 27.9% of Yuchai’s total production volume of 180,423 units. In 2004, Yuchai produced 79,498 units of the 4-Series engines, representing 34.7% of Yuchai’s total production volume of 229,210 units.

Products

     Yuchai primarily manufactures and sells diesel engines for medium-duty trucks in China. Yuchai’s primary products are its 6105 and 6108 medium-duty engines, which are principally used in medium-duty trucks with a load capacity of five to seven tons. In addition, Yuchai also offers the 4-Series light-duty engines and the 6112 heavy-duty engines. See “— Product Development”. The following table sets forth the technical specifications of the 4110ZQ engine, the 6105 engine, the 6108 engine, the 6112 engine, the 6L engine and the 6M engine:

Type and Technical
Specifications	4110ZQ Engine	6105 Engine	6108 Engine	6112 Engine	6L Engine*	6M Engine*
Type	4-stroke, turbo-charged, water-cooling, in-line vertical	4-stroke, turbo-charged, water-cooling, in-line vertical	4-stroke, water-cooling, in-line vertical	4-stroke, turbo-charged, inner-cooling, water-cooling, in-line vertical	4-stroke, turbo-charged, inner-cooling or water-cooling, 4 valve per cylinder in line vertical	4-stroke, turbo-charged, inner-cooling or water-cooling, 4 valve per cylinder in line vertical

Rated Power	136 horsepower	230 horsepower	240 horsepower	270 horsepower	350 horsepower	390 horsepower
	(100 kw)	(170 kw)	(177 kw)	(199 kw)	(258 kw)	(288 kw)

Number of Cylinders	4	6	6	6	6	6

Cylinder Displacement	4.257L	6,494L	7,255L	7.8L	8.424L	9.84L

Rated Speed	2800 r/min	2,500 r/min	2300 r/min	2400 r/min	2200 r/min	2100 r/min

Maximum Torque	392 N.m	810 N.m	860 N.m	980 N.m	1400 N.m	1680 N.m

Speed at Maximum Torque	1600-1800 r/min	1,700 r/min	1600 r/min	1500 r/min	1400 r/min	1600 r/min

Bore x Stroke	110 x 112 mm	105 x 125 mm	108 x 132 mm	112 x 132 mm	113 x 140 mm	120 x 145 mm

Minimum Fuel Consumption	< 248 g/kw.h	< 200 g/kw.h	< 228.5 g/kw.h	< 200 g/kw.h	< 198 g/kw.h	< 193 g/kw.h

Consumption Ratio of Oil to Fuel	< 0.5%	< 0.1%	< 0.15%	< 0.1%	< 0.1%	< 0.1%

Noise	< 115 dB(A)	< 99 dB(A)	< 97 dB(A)	< 98 dB(A)	< 98 dB(A)	< 96 dB(A)

Smoke	< 3.5 Bosch	< 2.5 Bosch	< 2.5 Bosch	< 3 Bosch	< 3 Bosch	< 2 Bosch

Net Machine Weight	380 kg	650 kg	550 kg	642 kg	750 kg	880 kg

Dimensions (length x width x height)	863 x 664 x 843 mm	1226 x 803 x 1012 mm	1234 x 815 x 1100 mm	1224 x 815 x 986 mm	1388 x 716 x 1012 mm	1343 x 651 x 1095 mm

* Yuchai’s 6L and 6M engines have a rated power ranging from 280 to 390 horsepower.

     Besides diesel engines, Yuchai also produces a limited number of diesel power generators and diesel engine parts. The following table sets forth a breakdown of Yuchai’s sales by major product category for each of the three years ended December 31, 2002, 2003 and 2004, respectively:

	2002			2003			2004
		% of	Units		% of	Units		% of	Units
Product	Revenues, net	Revenues, net	Sold	Revenues, net	Revenues, net	Sold	Revenues, net	Revenues, net	Sold
	Rmb			Rmb			Rmb
	(in thousands)			(in thousands)			(in thousands)
Diesel engines
6105	677,206	19.3%	36,135	911,190	19.9%	44,131	1,143,535	20.5%	50,609
6108	1,459,060	41.5%	58,042	1,504,140	32.9%	61,361	1,372,073	24.6%	57,908
6112	747,721	21.3%	15,371	1,003,791	22.0%	20,472	1,203,558	21.6%	24,073
6L	—	—	—	3,697	0.1%	62	60,056	1.1%	963
6M	—	—	—	—	—	—	37,312	0.6%	818
4-Series	361,214	10.3%	20,735	769,805	16.8%	46,022	1,183,992	21.2%	71,562
Diesel power generators & others(1)	267,846	7.6%	101	377,327	8.3%	171	581,569	10.4%	695

Total	3,513,047	100.0%	130,384	4,569,950	100.0%	172,219	5,582,095	100.0%	206,628

(1) Includes diesel engine parts, agricultural engines and industrial engines. Figures for the number of units sold for this category are not readily available.

     Medium-Duty Diesel Engines

     6105 Engines

     The 6105 medium-duty engine is a six-cylinder, four-stroke engine that offers up to 143 horsepower, and is principally installed in medium-duty trucks. Yuchai believes that its 6105 engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability. Yuchai also believes that its manufacturing quality control and the design of its engine blocks, which are thicker than those of its major domestic competitors as well as leading international manufacturers, make its engines more durable.

     In response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai began development of its 6108 medium-duty engine. Commercial production of the 6108 engine began in the third quarter of 1997. In 2002, 2003 and 2004 unit sales of the 6108 engine exceeded unit sales of the 6105 engine.

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

     Yuchai sells its 6108 engine to a similar customer base to that which previously bought its 6105 engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 engine had adversely affected Yuchai’s market share, through an aggressive marketing program which included brand building and enhancing corporate image, Yuchai was able to increase its unit sales of the 6108 engine by 30.2% to 31,667 units in 2001 from 2000. Unit sales of the 6108 further increased to 58,042 units in 2002, representing an increase of 83.3% over 2001. Due to the overall decline in the medium-duty truck market in China in 2003, medium-duty engines also decreased in unit quantity resulting in Yuchai achieving 61,361 units in 2003 as compared to 58,042 units in 2002, and sales of 57,908 units in 2004. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for the 6108 engine.

     Heavy-Duty Diesel Engines

     The 6112 heavy-duty engine is a six-cylinder, four-stroke engine with a rated power ranging from 190 to 270 horsepower. Primarily as a result of unreliable key engine components supplied by domestic component manufacturers, the 6112 engine encountered significant technical problems during initial road testing and failed to perform satisfactorily under harsh environmental conditions. Although commercial production of the 6112 engine was delayed beyond the previously scheduled date, Yuchai was able to resolve these technical problems and commence trial marketing of the engine in early 1999. Commercial production of these engines began during the second half of 1999. In 2002, 2003 and 2004, Yuchai produced 17,011, 22,024 and 27,410 units of the 6112 engine, respectively. See “Item 5. Operating and Financial Review and Prospects — Overview”. With higher levels of acceptance by customers, 6112 engine unit sales have increased in 2004 as compared to 2003.

     The 6L and 6M heavy-duty diesel engine are six-cylinder, four-stroke engines with a rated power ranging from 280 to 390 horsepower. Yuchai’s first sales of the 6L occurred in November 2003, and Yuchai expects growth of these two new engines to strengthen over the next few years and become a significant contributor to sales growth for Yuchai. Early in 2003, Yuchai embarked upon a major capital expenditure program to increase the production capacity of heavy-duty engines by 20,000 units per year. The expansion is expected to enable Yuchai to enter the higher margin market for engines over 300 horsepower, while eventually reducing its cost base by replacing imported engine blocks and cylinder heads with production from Yuchai’s new foundry.

     Light-Duty Diesel Engines

     The 4-Series engines utilize much of the same technology as the 6112 heavy-duty engine, modified to produce short-range and reduced cylinder engines for lightweight cars and trucks. Despite their relatively small size (less than half the size of the 6112 engine), they have the advantages of the 6112 engine, including reliability, high performance and a long life span. Due to its versatility, the 4110Q engine is suitable for light vehicles and agricultural trucks. The 4110ZQ engine, with features such as a low emission level that is compliant with Euro 2 standards and low noise levels, is well-suited for light commercial vehicles and medium-size passenger vehicles. Trial production of the 4-Series engines commenced in late 1999. In 2000, due to strong competition in the light-duty diesel engine market, minor technical problems and the high pricing structure of the 4-Series engines, only 1,175 of the 2,220 units which it produced were sold. In 2002, Yuchai achieved sales of 20,735 units, which is a significant increase compared to 2001. In 2003, units sales of the 4-Series engines further increased to 46,022 representing an increase of 122.0% over 2002. In 2004, unit sales of 4-Series engines increased to 71,562 units representing an increase of 55.0% over 2003.

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

     Diesel Engine Parts

     Yuchai supplies diesel engine parts to its nationwide chain of customer service stations. Although sales of diesel engine parts do not constitute a major percentage of Yuchai’s net revenues, the availability of such parts to its customers and to end-users through its nationwide chain of customer service stations is an important part of Yuchai’s customer service program.

Sales, Marketing and Services

     Sales and Marketing

     Yuchai distributes most of its engines directly to auto plants and retailers from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates 28 regional sales offices in major geographic regions in China. With a sales force of approximately 558 persons nationwide, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

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

     Advertising expenses increased by 18.8% in 2004 to Rmb 48.7 million in 2004 from Rmb 41.0 million in 2003. On the other hand, sales commissions decreased to Rmb 11.6 million in 2004 compared to Rmb 16.7 million in 2003. From 2002, Yuchai has changed its promotion strategies by offering lower selling prices to its customers rather than through emphasizing sales commissions paid to sales agents.

     Yuchai believes that proximity to its factories in Yulin City is an important factor in the geographical make-up of its customers. Due in part to transportation and shipping costs, a substantial majority of Yuchai’s engines are sold to customers in southern and central eastern China. Yuchai currently exports a minor portion of its diesel engines to Vietnam and Japan.

     Yuchai’s sales are concentrated among Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 31.3% and 28.8% of Yuchai’s total net revenues in 2003 and 2004, respectively. Dongfeng is also a major competitor of Yuchai. See “— Competition”.

     Yuchai has been continuing its sales efforts to retailers and end-users of diesel engines. Yuchai seeks to encourage end-users of gas engine trucks to replace their gas engines with Yuchai diesel engines by advertising the advantages of diesel engines. Such sales of replacement engines are generally made through customer service centers at a retail price, which is higher than the sales price to truck manufacturers.

     Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade accounts receivables, Yuchai would hold shipments for delivery if customers’ credit position is not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. Yuchai had net trade accounts receivable of Rmb 849.6 million as of December 31, 2003, representing 34.5% of the Company’s total current assets at the same date. As of December 31, 2004, Yuchai had net trade accounts receivable of Rmb 875.6 million, representing 25.7% of the Company’s total current assets as of the same date.

     Customer Service

     Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of over 750 authorized service stations that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at each of these service stations. In addition, Yuchai also owns and operates over 15 repair training centers. Any warranty-related services or repairs will be borne by Yuchai. Other than above, all non-warranty activities will be charged to customers.

     Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and requires these service stations to provide on-site assistance at the customer’s place of business within 12 to 24 hours, depending on the customer’s location.

     Yuchai provides a repair and replacement warranty for all of its engines. Prior to 1993, Yuchai’s warranty was for 12 months or 30,000 kilometers. In September 1993, Yuchai extended its warranty to 18 months or 50,000 kilometers and, in September 1994, Yuchai further extended its warranty from a period of 12 months or 120,000 kilometers to a period of 18 months or 180,000 kilometers, whichever is lower. For the years ended 2002, 2003 and 2004, warranty costs represented approximately 3.6%, 3.6% and 3.4% of net revenues, respectively.

Manufacturing

     Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 960,900 square meters, including the existing production factory for the 6105 medium-duty engines, the existing production factory for the 6108 medium-duty engine (the “6108 Engine Factory”), the 6112 Engine Factory and various testing and supporting facilities. In 2004, the annual production capacity of Yuchai’s manufacturing facilities was approximately 80,000 units of light-duty diesel engines, 120,000 units of medium-duty diesel engines and 50,000 units of heavy diesel engines. In 2004, with the completion of the new second foundry and 6L and 6M heavy-duty diesel engines lines, Yuchai’s total production capacity has increased to approximately 250,000 units at end 2004. Yuchai operated at less than full capacity in 2004.

     Yuchai’s production process involves the manufacture of key components and the assembly of the diesel engines from components and parts internally manufactured or purchased from third parties. Yuchai manufactures a substantial portion of the key components of its diesel engines, including the engine block, cylinder heads, crankshaft and camshaft. Yuchai cast and molded approximately 183,160 engine blocks in 2004, satisfying approximately 79% of its engine block needs in 2004. When necessary, Yuchai is able to purchase additional engine blocks from a domestic foundry under an existing requirement contract. Yuchai/ASIMCO Components Company Limited (“Yuchai/ASIMCO”) is one of Yuchai’s principal suppliers of fuel injection pumps through two of its related companies. Yuchai purchases the remaining parts and components for its 6105 engines as well as raw materials, principally steel and cast iron, from domestic suppliers. Yuchai does not believe that it is dependent on any one supplier as it generally purchases supplies from at least two sources (except with respect to engine blocks where Yuchai currently has a purchase arrangement only with the domestic foundry referred to above). Yuchai manufactures internally the same key components for its 6108 engine as it does for the 6105 engine and purchases the remaining parts and components for its 6108 engine from domestic suppliers. The main parts for the 6112 heavy-duty engine, which are the engine blocks, cylinder heads, crankshaft and fuel pumps, are imported from foreign suppliers and the other parts are purchased from domestic suppliers. Yuchai expects to reduce its reliance on imported parts and components in 2005.

     To ensure that its standards and specifications are met, Yuchai conducts routine checks at each stage of the production process, tests each diesel engine prior to delivery to the customer, and inspects all raw materials, parts and components purchased from suppliers to ensure that they meet Yuchai’s requirements. To promote the safety of its workers, Yuchai has established a safety department to supervise the proper use of equipment, prevent fire and explosions and promote safe practices and procedures in the workplace.

     Yuchai/ASIMCO is a joint venture between Yuchai and a subsidiary of Asian Strategic Investments Corporation (“ASIMCO”) that invests in factories in China that produce parts and components for diesel engines. ASIMCO is a joint venture among The Pacific Alliance Group Limited, Dean Witter Capital Corporation and TCW Capital Investment Corporation. As of December 31, 2004, Yuchai had contributed Rmb 5.7 million to Yuchai/ASIMCO and owned a 4.73% interest in the common stock of Yuchai/ASIMCO.

     During 2000, at the State Holding Company’s initiative, Yuchai established two new companies involved in the manufacture and sale of spare parts and components for diesel engines in China. Yuchai contributed a total of Rmb 105.0 million in assets to the companies and received equity interests of 71.8% and 97.0%, respectively, in the two companies. During 2002, Yuchai increased its equity interest in Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited, the subsidiary involved in the manufacture of spare parts, from 97.0% to 97.1% by an additional contribution of Rmb 4.3 million. The State Holding Company owns the remaining equity interests in these companies. Yuchai established these new companies to ensure access to a consistent and quality supply of spare parts and components for its diesel engines and to improve the quality of its customer service by maintaining a regular supply of these spare parts. The establishment of these companies by Yuchai was initially not made with the requisite corporate approvals, but was subsequently ratified by the Board of Directors of Yuchai in October 2001.

     In March 2004, similarly at the State Holding Company’s initiative, Yuchai established a new company, Yuchai Express Guarantee Company Limited (“YEGCL”), which provides credit guarantee, appraisal and consulting services to Yuchai’s customers to purchase trucks that are mounted with Yuchai’s diesel engines. Yuchai has contributed Rmb 100.0 million for the establishment of this company, in return for 76.9% of its share capital. YEGCL commenced operations in June 2004.

     Also in March 2004, Coomber and the State Holding Company established a related company, YMC, to offer a complementary range of services with YEGCL. YMC and YEGCL provide a range of complementary services, such as insurance, financing, warranty servicing, administrative and marketing services to independent Chinese truck operators. This is intended to facilitate sales and servicing of Yuchai products. Yuchai loaned approximately Rmb 205.0 million to YMC in September 2004, the propriety of which was subsequently disputed by the Company, and which the Company believes should be resolved through the implementation of the Reorganization Agreement (see also Note 23 to the Company’s Consolidated Financial Statements appearing elsewhere herein).

Capital Expenditures

     Capital expenditures for routine upgrades to, and replacement of, equipment, plant and property were Rmb 174.9 million, Rmb 372.8 million and Rmb 552.9 million in 2002, 2003 and 2004, respectively. The Company funded its capital expenditures primarily from funds generated from operations and, when necessary, from bank loans obtained by Yuchai. The Company incurred capital expenditures in 2002 due to the 4-Series light-duty diesel engine series and the commencement of construction of the second foundry to produce engine blocks to meet its expected increased unit production. The Company incurred additional capital expenditures in 2003 relating to the completion of the second foundry as well as for the production line of the 6L and 6M heavy-duty diesel engine. The Company’s capital expenditures for 2004 of Rmb 552.9 million were primarily used for the completion of the new production line for 6L and 6M heavy-duty engines, the second foundry described above, production capacity upgrading and the second stage of construction of Yuchai heavy-duty engine project. The Company expects that it will be able to continue to fund its capital expenditures in 2005 in the same manner as in prior years, as described above and under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

Seasonality

     Yuchai’s business generally is not seasonal. However, Yuchai’s results of operations in the first and second quarters of recent calendar years have been marginally higher than in the third and fourth quarters of the corresponding year, due to slightly better production and sales performance in the first half compared to the second half of such calendar years. As a result, cash generated from operations may also be subject to some seasonal variation (See also “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”).

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

Competition

     The diesel engine industry in China is highly competitive. Yuchai believes, based on internal studies, that competition is based primarily on performance, quality, price and after-sales service, and secondarily on noise, size and weight. Yuchai believes that its engines have a strong reputation among truck manufacturers and consumers for leading performance and reliability. In addition, Yuchai believes that its after-sales service to end-users of Yuchai engines, conducted through a nationwide network of over 750 authorized service stations and 15 Yuchai-owned repair training centers, gives Yuchai a competitive advantage over other diesel engine producers.

     Most of Yuchai’s major domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls Yuchai’s other major customers, accounting in the aggregate for approximately 28.8% of Yuchai’s total net revenues in 2004. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai believes several of its major competitors, as Yuchai itself, have unused production capacity. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.

     In the medium-duty diesel engine market, Yuchai’s 6105 and 6108 engines compete primarily against the 6110 engines produced by a number of Yuchai’s competitors. Initially, the introduction of the 6110 engine in 1995 had put considerable pressure on Yuchai’s competitiveness in the medium-duty diesel engine market because it offered greater horsepower than Yuchai’s 6105 engine. However, the commercial introduction of the 6108 engine in 1997 by Yuchai, which offers substantially the same horsepower as the 6110 engine, has allowed Yuchai to compete more effectively in the medium-duty diesel engine market. In competing with the 6110 engine, Yuchai focuses on the quality and price of, and the after-sales service on, the 6108 engine. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for its medium-duty diesel engines.

     In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. As a result, the Company lowered its expectations for future sales volume and profitability of the 6112 engine. In 2004, the sales volume of the 6112 engine was 24,073 units, which was in line with the Company’s expectations. However, there can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichei Power Co., Ltd.) or any new entrants.

     Yuchai also faces intense competition in the light-duty diesel engine market. In this market, Yuchai competes primarily against Wuxi Diesel Engine Factory First Auto Group and Dalian Diesel Engine Factory First Auto Group (collectively, the “First Auto Group”). As Yuchai is a late entrant into the light-duty diesel engine market relative to the First Auto Group, Yuchai believes that it could be difficult for Yuchai to become a major market leader in the short-term.

     As the Chinese automotive industry develops, Yuchai will have to continuously improve its existing engine products and develop new diesel engine products in order to remain competitive. Consequently, Yuchai’s long-term business prospects will largely depend upon its ability to develop and introduce new or improved products at competitive prices. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess. Currently, Yuchai is heavily dependent on foreign engine design consulting firms and foreign engine manufacturers for technological assistance in improving its products and developing new products, and expects such dependency to continue. The introduction of new diesel engine products will also require significant capital expenditures, such as purchases of foreign manufacturing equipment and technologies. In addition, Yuchai’s competitors in the diesel engine markets may be able to introduce new or improved models that are more favorably received by customers than Yuchai’s products. Competition in the end-use markets, mainly the truck market, may also lead to technological improvement and advances that render Yuchai’s current products obsolete at an earlier than expected date, in which case Yuchai may have to depreciate or impair its production equipment more rapidly than planned. Failure to introduce, or delays in the introduction of, new or improved products at competitive prices could have a material adverse effect on the financial condition, results of operations, business or prospects of Yuchai.

     The admission of China into the WTO, which regulates trading among its member states, could lead to increased foreign competition for Yuchai. As a result of China becoming a member of the WTO, import restrictions on both motor vehicle components, including diesel engines, and motor vehicles are expected to be reduced. China is also required to lower its import tariffs as a condition for membership in the WTO. Reduced import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and, therefore, to increased competition in the domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-use markets of Yuchai’s customers and indirectly affect Yuchai’s sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. Yuchai has from time to time been in discussions with potential foreign diesel engine manufacturers on a possible strategic joint venture to develop and manufacture new diesel engines.

Organizational Structure

     The following chart illustrates the organizational structure of the Company and Yuchai as at June 30, 2005, and is based on information generally known to Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”).

Regulatory and Related Matters

Governance, Operation and Dissolution of Yuchai

     Governance, operation and dissolution of Yuchai are governed by laws and regulations of China relating to Sino-foreign joint stock companies, as well as by Yuchai’s Articles of Association.

     Yuchai is subject to the Sino-Foreign Equity Joint Venture Enterprise Labor Management Regulations. Under these regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and employee discipline.

     Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to certain statutory reserves in an amount equal to at least 15.0% of net income for the year determined in accordance with generally accepted accounting principles in China (“PRC GAAP”).

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

     During 2003, the Company believes affiliates of the State Holding Company caused various Chinese government agencies to raise allegations of irregularities regarding the status of the Company’s ownership of and rights of control over Yuchai, which the Company believes was intended to try to limit the Company’s rights to exercise control over Yuchai. The Company further believes that such allegations were based on an inaccurate understanding of the structure of the Company’s ownership of and rights of control over Yuchai. The Company also believes that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and that the shares of Yuchai held by the Company’s six wholly-owned subsidiaries are legally and validly held under Chinese law. The Company has obtained legal opinions from two Chinese law firms confirming these matters (see the Form 6-K filed by the Company with the SEC in April 1, 2005). The Company has also taken steps to communicate to the relevant Chinese government agencies the reasons for its position with respect to these matters. The Company believes the July 2003 Agreement and the Reorganization Agreement when fully implemented will resolve the issues raised by the various Chinese governmental agencies relating to its share ownership in Yuchai and the continued corporate governance and other difficulties which the Company has had from time to time with respect to Yuchai. Based upon the above-mentioned legal opinions, the Company believes that in the event of a future dispute with the Chinese stakeholders at Yuchai, the Company expects to pursue as appropriate legal remedies in appropriate jurisdictions to seek to enforce its legal rights as the majority shareholder with a controlling financial interest in Yuchai to protect its investment for the benefit of the Company and its shareholders. See also “Item 3. Key Information — Risk Factors”.

Property, Plants and Equipment

     Yuchai’s headquarters is located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 1.5 million square meters of land, which is currently used primarily for the production of diesel engines and employee housing. The principal production land area for the manufacture of diesel engines currently occupies approximately 960,900 square meters, including a building for the current 6105 manufacturing facilities and recently completed facilities occupying approximately 620,000 square meters that comprise the 6108 Engine Factory, the 6112 Engine Factory, administrative offices and technical operations space. In addition, Yuchai leases 28 regional sales offices in PRC. During 2004, Yuchai increased production capacity to approximately 250,000 units after the completion of the second foundry and new 6L and 6M heavy-duty engines lines.

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

     During the fiscal years ended December 31, 2002, 2003 and 2004, the Company’s sole operating asset has been its 76.4% ownership interest in Yuchai. As a result, the Company’s financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations. The Company acquired its initial 51.3% interest in Yuchai effective April 1, 1993, increased its interest to 71.4% in November 1994 through the China Everbright Purchase and then to 76.4% in December 1994 by purchasing additional Yuchai Shares with the net proceeds of its initial public offering. The Company’s historical results of operations differ from those of Yuchai, primarily as a result of amortization of goodwill prior to 2002 which arose in connection with the three acquisitions, additional operating expenses and the minority interest of other Yuchai shareholders in Yuchai’s income. In future financial periods, the Company’s financial condition, results of operations, business and prospects may differ significantly from Yuchai, depending upon, among other things, the implementation of the Company’s new business expansion and diversification plan and the consummation of the spin-off contemplated in the Reorganization Agreement (see “Item 4. Information on the Company — Recent Developments”). For example, in March 2005, the Company acquired an approximate 14.99% interest in TCL, which the Company currently accounts as an investment in an associate company.

Overview

     The various austerity measures taken by the Chinese government over the last decade to regulate economic growth and control inflation have at times dampened demand for trucks in China. In particular, austerity measures that restricted access to credit and slowed the rate of fixed investment (including infrastructure development) adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition in the diesel engine market, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including the Company. However, the Chinese government announced in 1998 a major initiative to boost consumer demand through investments in infrastructure projects, including the construction of highways and tollways, and also through increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines has been increasing annually since 1999.

     Due to the increased demand for commercial vehicles in China during 2004, the Company’s net revenues in 2004 increased by 22.1% to Rmb 5,582.1 million compared to Rmb 4,570.0 million in 2003. This increase was primarily a result of increased unit sales of diesel engines achieved through the Company’s aggressive marketing program. The Company had income before minority interests of Rmb 648.7 million in 2004 compared to income before minority interests of Rmb 584.0 million in 2003. The increase in income before minority interests was primarily due to increase in sales volume. Sales of the 6108 medium-duty and 6112 heavy-duty engines accounted for 24.6% and 21.6%, respectively, of the Company’s net revenues in 2004. The Company also introduced its new 6L and 6M heavy-duty diesel engines in 2003 and 2004, respectively, which together accounted for 2.4% of net revenues in 2004.

     In 2004, the Company continued its efforts to control production costs and operating expenses. However, a large portion of the Company’s costs and expenses relate to fixed costs incurred in connection with the production of its diesel engines, which limits the Company’s ability to significantly reduce its costs and expenses. The Company’s cost of goods sold mainly includes cost of materials consumed, factory overhead, direct labor and depreciation. The Company analyzes its cost of goods sold based on its cost of manufacturing for each period. Cost of manufacturing for each period equals cost of goods sold for the period plus or minus the change in period end finished goods inventory. In 2004, cost of materials consumed accounted for approximately 78.9% of the cost of manufacturing. The Company’s selling, general and administrative (“SG&A”) expenses include advertising expenses, provision for doubtful accounts, salaries and wages, sales commission expenses and a large number of smaller expenses.

     The Company had effective income tax rates of 13.3%, 16.2% and 14.0% in 2002, 2003 and 2004, respectively. Yuchai was subject to PRC income tax at a rate of 24.0% of its income determined in accordance with PRC GAAP in 1993 prior to the restructuring. After becoming a Sino-foreign joint stock company, it was exempt from PRC income tax in 1994 and 1995. Under current laws, Yuchai is subject to PRC income tax at a rate of 7.5% for each of the three years from 1996 to 1998 and a rate of 10.0% for each of the three years from 1999 to 2001. Since January 1, 2002, Yuchai is subject to tax at a rate of 15.0% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law. In addition to the PRC income tax, Yuchai has been subject to value-added taxes on its sales since January 1, 1994. Dividends received by the Company from Yuchai can be remitted from China without any PRC taxation under current Chinese law. See “Item 10. Additional Information — Taxation — People’s Republic of China Taxation”.

     The Company commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines during the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, the Company was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. With increasing customer acceptance of the 6112 engine in late 2001 through 2003, the sales volume of the 6112 engine improved significantly and the Company currently has no plan to reduce the price of the 6112 engine. However, given the 6112 engine’s limited horsepower capacity, there can be no assurance that the Company will be able to continue to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.

     The Company’s future financial condition and results of operations could be adversely affected as a result of China’s admission into the WTO. See “Item 3. Key Information — Risk Factors — Risks relating to Mainland China — The admission of China into the WTO could lead to increased foreign competition”. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. However, the Company believes that the possible adverse impact of foreign competition as a result of China becoming a member of the WTO would likely be mitigated by a number of factors, including, (i) foreign diesel engines are not generally price competitive in the domestic China market, (ii) foreign producers do not have the sales and distribution network or service and parts center infrastructure of Chinese producers and (iii) while China’s import tariffs on motor vehicle components may be lowered, China has indicated that it does not intend to eliminate such tariffs.

     The Company’s future financial condition and results of operations could also be adversely affected as a result of China macroeconomic policy changes recently announced by the Chinese government. The Chinese government has announced that it is considering additional measures in certain sectors to avoid overheating of the economy, including tightening bank lending policies and increases in bank interest rates. The market demand for diesel engines in China may be adversely affected by these measures, particularly if diesel engines are included in any specific economic sectoral caps or attempts to slow down sectoral lending. See “Item 3. Key Information — Risk Factors — Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position” and “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese economy, as well as Chinese government policy. As a result, our financial condition, results of operations, business and prospects will be adversely affected by slowdowns in the Chinese economy, as well as Chinese government policies that de-emphasize the use of diesel engines”.

Critical Accounting Policies

     The preparation of financial statements in accordance with US GAAP require the Company’s management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of the Company’s assets and liabilities, disclosures of contingent liabilities and the reported amounts of revenues and expenses. These judgments, assumptions and estimates are reflected in the Company’s accounting policies, which are more fully described in Note 3 to the Company’s Consolidated Financial Statements appearing elsewhere herein.

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

     While the Company believes that all aspects of its financial statements should be studied and understood in assessing its current expected financial condition and results, the Company believes that the following critical accounting policies involve a higher degree of judgment and estimation and therefore warrant additional attention:

•	Allowances for doubtful accounts;

•	Realization of the carrying value of inventories;

•	Allowance for product warranty;

•	Realization of deferred tax assets; and

•	Impairment of long-lived assets other than goodwill

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

     Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2004 are summarized as follows:

	December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	164.924	158,075	94,423	11,408
Add: Allowance made	—	—	13,034	1,576
Less: Written back to statements of income	(6,849)	(493)	—	—
Doubtful debts written off	—	(63,159)

Balance at end of year	158,075	94,423	107,457	12,984

     The Company believes that the present level of its allowance for doubtful debts adequately reflects probable losses related to impaired accounts receivable. However, changes in the assumptions used to assess the frequency and severity of doubtful accounts would have an impact on the Company’s allowance for doubtful debts. If economic or specific industry trends change, the Company would adjust its allowances for doubtful accounts by recording additional expense or benefit. Management studies show that a decrease or increase of 5% in historical write-off experience would increase or decrease the provision for doubtful accounts by approximately Rmb 11.9 million (US$1.4 million).

     Realization of the carrying value of inventories

     The Company’s inventories are valued at the lower of cost or net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the inventories. Net realizable value is estimated based on the age and market condition of inventories.

     If market conditions or future product enhancements and developments change, the Company would adjust its provision for inventories by recording additional expense or benefit. In the preceding three years, there were no significant differences or adjustments between the book cost and the net realizable or market-value. Management studies show that a decrease or increase of 5.0% in historical charge experience would increase or decrease the provision for inventories by approximately Rmb 4.0 million (US$0.5 million).

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

     Changes in the allowances for product warranty for each of the years in the three-year period ended December 31, 2004 are summarized as follows:

	December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	29,699	66,864	101,215	12,230
Add: Allowance charged to statements of Income	127,058	162,369	190,205	22,981
Less: Allowance utilized	(89,893)	(128,018)	(165,306)	(19,973)

Balance at end of year	66,864	101,215	126,114	15,238

     The Company’s estimate of its warranty obligations is evaluated on an annual basis. In previous years, warranty claims have typically not been higher than the relevant provisions made in the Company’s balance sheet. If the nature, frequency and average cost of warranty claims change, the Company would adjust its allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. Management studies show that a decrease or increase of 5.0% in historical utilization experience would increase or decrease the provision for product warranty by approximately Rmb 6.5 million (US$0.8 million).

     Realization of deferred tax assets

     Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Based on management’s forecast of future taxable income, no valuation allowance for deferred tax assets is required at December 31, 2004.

     Forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material adjustment to the valuation allowance for deferred tax assets.

     Impairment of long-lived assets, other than goodwill

     Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

     The Company has conducted a review on the conditions of the property, plant and equipment. In 2003, management identified that certain property, plant and equipment would no longer be used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to estimated fair value. Since there was no active second hand resale market for these items relating to property, plant and equipment, management has adopted the discounted cash flow model to determine their fair value. Impairment loss of Rmb 12.4 million (US$1.5 million) has been charged to income statements in 2003 under selling, general and administrative expense. In 2004, the Company has not identified circumstances which indicate that the carrying value of the property, plant and equipment may not be recoverable, hence no impairment loss was recognized.

     If the estimates of cash flows and fair value of these long-lived assets change, management studies show that a 5.0% variance in historical charge experience would not have any significant impact to the Company’s financial statements.

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”.

Results of Operations

     The following table sets forth the percentages of net revenues of certain income and expense items of Yuchai for the last three fiscal years ended December 31, 2002, 2003 and 2004, respectively:

	Percentage of Net Revenues
	Year Ended December 31,
	2002	2003	2004
Revenues, net	100.0%	100.0%	100.0%
Cost of goods sold	67.5%	69.9%	71.8%
Gross profit	32.5%	30.1%	28.2%
Research and development cost	2.2%	2.1%	2.5%
Selling, general and administrative expense	12.1%	12.3%	11.8%
Operating income	18.2%	15.8%	14.0%
Interest expense	0.7%	0.5%	0.6%
Other (Income)/expense, net	(0.3)%	0.0%	0.1%
Income before income taxes and minority interests	17.8%	15.2%	13.5%
Income tax expense	2.4%	2.5%	1.9%
Income before minority interests	15.4%	12.8%	11.6%
Minority interests in income of consolidated subsidiaries	3.7%	3.2%	2.8%
Net income	11.7%	9.6%	8.8%

     2004 Compared to 2003

     Net revenue increased by 22.1% to Rmb 5,582.1 million (US$674.5 million) in 2004 compared to Rmb 4,570.0 million in 2003. The increase in net revenue was primarily due to higher sales volume arising from more aggressive marketing programs. Unit sales of diesel engines increased by 20.0% to 206,628 units in 2004 from 172,219 units in 2003 and this unit sales increase came mainly from higher sales of the 4-Series light-duty diesel engines and 6112 heavy-duty diesel engines. In 2004, net revenues of the 4-Series light-duty diesel engines increased by approximately 54% and net revenues of the 6112 heavy-duty engines increased by approximately 20% as compared to 2003.

     Cost of goods sold increased by 25.5% to Rmb 4,006.9 million (US$484.1 million) in 2004 from Rmb 3,192.8 million in 2003, and increased as a percentage of net revenues to 71.8% in 2004 from 69.9% in 2003. Cost of manufacturing increased by 27.5% to Rmb 3,816.7 million (US$461.1 million) in 2004 from Rmb 2,993.7 million in 2003, and increased as a percentage of net revenue to 68.4% from 65.5% in 2003. Cost of materials consumed in costs of manufacturing increased by 27.4% to Rmb 3,159.9 million (US$381.8 million) in 2004 from Rmb 2,479.9 million in 2003 (due to higher production throughput during 2004), while cost of materials consumed as a percentage of net revenue increased to 56.6% in 2004 from 54.3% in 2003. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing increased by 118.4% to Rmb 419.2 million (US$50.6 million) in 2004 from Rmb 191.9 million in 2003, due to higher variable factory expenses (such as utilities) arising from higher diesel engine production in 2004. Factory overhead as a percentage of net revenue similarly increased to 7.5% for 2004 and 4.2% for 2003. Depreciation included in cost of manufacturing decreased to Rmb 84.9 million (US$10.3 million) from Rmb 88.7 million in 2003. Depreciation as a percentage of net revenue decreased to 1.5% in 2004 from 1.9% in 2003.

     Gross profit increased by 14.4% to Rmb 1,575.2 million (US$190.3 million) in 2004 from Rmb 1,377.2 million in 2003. Gross profit margin (gross profit divided by net revenue) decreased to 28.2% in 2004 compared to 30.1% in 2003, reflecting a shift in the sales mix whereby the gross margin for the 4-Series and industrial engines were lower than margins historically achieved for both medium and heavy-duty engines.

     SG&A expenses (excluding research and development) increased by 17.3% to Rmb 658.3 million (US$79.5 million) in 2004 from Rmb 561.2 million in 2003 and decreased as a percentage of net revenue from 12.3% in 2003 to 11.8% in 2004. This increase in SG&A was primarily due to the increase in sales. Research and development expenses increased to Rmb 137.0 million (US$16.5 million) in 2004 from Rmb 94.6 million in 2003. Such increased expenses were primarily due to the development of the 6L engines and Euro 2 compliance. Advertising expenses included in SG&A increased by 18.8% to Rmb 48.7 million (US$5.9 million) in 2004 from Rmb 41.0 million in 2003. Advertising expenses as a percentage of net revenue decreased to 0.9% in 2004 from 0.90% in 2003. Sales commission expenses included in SG&A expenses decreased by 30.5% to Rmb 11.6 million (US$1.4 million) in 2004 from Rmb 16.7 million in 2003. Sales commission expenses as a percentage of net revenues decreased to 0.2% in 2004 from 0.4% in 2003. The increase in advertising and decrease in sales commission expenses reflected primarily higher costs incurred for the promotion of the 6L and 6M engines in 2004 and the change in Yuchai’s promotion strategies by offering lower selling prices to customers rather than through sales commission paid to its sales agents. Salaries and wages as a percentage of net revenues was 7.4% in 2004 and 7.5% in 2003. In 2003, management identified that certain property, plant and equipment were no longer used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to estimated fair value. Impairment loss of Rmb 12.4 million (US$1.5 million) has been charged to income statements in 2003. In 2004, the Company has not identified circumstances which indicate that the carrying value of the property, plant and equipment may not be recoverable, hence no impairment loss was recognized. As a result of the foregoing, profits from operations increased to Rmb 779.9 million (US$94.2 million) in 2004 compared to Rmb 721.4 million in 2003.

     Interest expenses increased by 34.7% to Rmb 31.8 million (US$3.8 million) in 2004 from Rmb 23.6 million in 2003, primarily due to increase in bank borrowings.

     Income before income taxes and minority interests in 2004 was Rmb 753.9 million (US$91.1 million), as compared to Rmb 696.9 million in 2003. Income tax expenses in 2004 was Rmb 105.2 million (US$12.7 million) compared to income tax expenses of Rmb 112.9 million in 2003. Yuchai was subject to PRC income tax at a rate of 10.0% in 2000 and 2001, and 15.0% in 2002, 2003 and 2004.

     As a result of the foregoing factors, the Company had income before minority interests of Rmb 648.7 million (US$78.4 million) in 2004 compared to Rmb 584.0 million in 2003, and net income of Rmb 491.4 million (US$59.4 million) in 2004 compared to Rmb 438.2 million in 2003.

     2003 Compared to 2002

     Net revenue increased by 30.1% to Rmb 4,570.0 million (US$552.1 million) in 2003 compared to Rmb 3,513.0 million in 2002. The increase in net revenue was primarily due to higher sales volume due to more aggressive marketing programs. Unit sales of diesel engines increased by 32.1% to 172,219 units in 2003 from 130,384 units in 2002.

     Cost of goods sold increased by 34.7% to Rmb 3,192.8 million (US$385.8 million) in 2003 from Rmb 2,371.1 million in 2002, and increased as a percentage of net revenue to 69.9% in 2003 from 67.5% in 2002. Cost of manufacturing increased by 24.4% to Rmb 2,993.7 million (US$361.7 million) in 2003 from Rmb 2,407.3 million in 2002, while cost of manufacturing as a percentage of net revenue decreased to 65.5% from 68.5% in 2002. Cost of materials consumed in costs of manufacturing increased by 25.9% to Rmb 2,479.9 million (US$299.6 million) in 2003 from Rmb 1,969.1 million in 2002 (due to higher production throughput during 2003), while cost of materials consumed as a percentage of net revenues decreased to 54.5% in 2003 from 56.1% in 2002. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing increased by 30.5% to Rmb 191.9 million (US$23.2 million) in 2003 from Rmb 147.1 million in 2002, due to higher variable factory expenses (such as utilities) arising from higher diesel engine production in 2003. Factory overhead as a percentage of net revenues remained fairly stable at 4.2% for both 2003 and 2002. Depreciation included in cost of manufacturing decreased to Rmb 88.7 million (US$10.7 million) from Rmb 93.2 million in 2002. Depreciation as a percentage of net revenues decreased to 1.9% in 2003 from 2.7% in 2002.

     Gross profit increased by 20.6% to Rmb 1,377.2 million (US$166.4 million) in 2003 from Rmb 1,142.0 million in 2002. Gross profit margin (gross profit divided by net revenues) decreased to 30.1% in 2003 compared to 32.5% in 2002, reflecting a shift in the sales mix whereby the gross margin for the 4-Series and industrial engines were lower than margins historically achieved for both medium and heavy-duty engines.

     SG&A expenses (excluding research and development) increased by 31.7% to Rmb 561.2 million (US$67.8 million) in 2003 from Rmb 426.1 million in 2002 and increased as a percentage of net revenue from 12.1% in 2002 to 12.3% in 2003. This increase in SG&A was primarily due to the increase in sales and costs arising from legal and professional fees incurred in connection with the legal and arbitration proceedings instituted by the Company in 2003. Research and development expenses increased to Rmb 94.6 million (US$11.4 million) in 2003 from Rmb 75.5 million in 2002. Such increased expenses were primarily due to the development of the 6L and 6M engines and Euro 2 compliance. Advertising expenses included in SG&A increased by 28.5% to Rmb 41.0 million (US$4.9 million) in 2003 from Rmb 31.9 million in 2002. Advertising expenses as a percentage of net revenue decreased to 0.90% in 2003 from 0.91% in 2002. Sales commission expenses included in SG&A expenses decreased by 5.6% to Rmb 16.7 million (US$2.0 million) in 2003 from Rmb 17.7 million in 2002. Sales commission expenses as a percentage of net revenue decreased to 0.4% in 2003 from 0.5% in 2002. The decreases in advertising and sales commission expenses reflected primarily lower costs incurred for the promotion of the 6112 and 4-Series engines in 2002 and the change in Yuchai’s promotion strategies by offering lower selling prices to customers rather than through sales commission paid to its sales agents. Salaries and wages as a percentage of net revenues increased to 7.5% in 2003 compared to 6.5% in 2002, due primarily to an increase in production. In 2003, management identified that certain property, plant and equipment were no longer used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to estimated fair value. Impairment loss of Rmb 12.4 million (US$1.5 million) has been charged to income statements in 2003. In 2002, the Company has not identified circumstances which indicate that the carrying value of the property, plant and equipment may not be recoverable, hence no impairment loss was recognized. As a result of the foregoing, profits from operations increased to Rmb 721.4 million (US$87.2 million) in 2003 compared to Rmb 640.3 million in 2002.

     Interest expenses decreased by 6.0% to Rmb 23.6 million (US$2.9 million) in 2003 from Rmb 25.1 million in 2002, primarily due to the repayment of loans during the year.

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

     Inflation

     The general annual inflation rate in China was approximately (0.1)%, 1.2% and 3.9% in 2002, 2003 and 2004, respectively. The Company’s results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs.

Liquidity and Capital Resources

     The Company’s primary sources of cash are funds from operations generated by Yuchai, as well as debt financing incurred by the Company. The Company’s operations provided cash in 2002, 2003 and 2004. In 2004, the Company’s primary cash requirements were for working capital to finance accounts receivable, inventories and capital expenditures to complete the expansion of production capacity. The Company believes that its working capital is sufficient for its requirements over the next year. Factors which may affect the Company’s ability to generate funds from operations include increased competition (including as a result of China’s admission to the WTO), fluctuations in customer demand for the Company’s products, the Company’s ability to collect and control its level of accounts receivable, the status of the Company’s investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement (see “Item 4. Information on the Company — Recent Developments).

     At December 31, 2004, the Company had approximately US$87.3 million in cash on a consolidated basis which the Company considers would be sufficient to meet the Company’s operational requirements at least for the next year. However, the Company believes that if the Company is considered on a stand alone basis without its investment in Yuchai, the Company would find it difficult to raise new capital (either debt or equity) on its own.

     The following table summarizes the key elements of the Company’s cash flows for the last three years:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
		(in thousands)
Net cash provided by operating activities	659,500	1,075,274	589,608	71,240
Net cash used in investing activities	(174,164)	(372,373)	(753,367)	(91,025)
Net cash (used in)/provided by financing activities	(251,329)	(714,163)	254,493	30,749

Net increase/(decrease) in cash and cash equivalents	234,007	(11,262)	90,734	10,964

     Net cash provided by operating activities decreased by Rmb 485.7 million in 2004. This decrease was principally caused by an increase in inventories and work-in-progress of Rmb 469.2 million, due to stocking up at end 2004 to meet expected higher sales in 2005. In addition, the decrease in net cash from operating activities in 2004 was also partly attributed to increase in other receivables of Rmb 106.6 million due primarily to increase in VAT recoverable. In addition, there was an increase in trade accounts payable in 2004 of Rmb 357.8 million arising from increased business activities from higher production. Net cash used in investing activities increased by Rmb 381.0 million in 2004, principally due to increase of Rmb 552.9 million used for purchase of property, plant and equipment and Rmb 205.0 million loan extended to YMC, a related company. Net cash provided by financing activities increased by Rmb 968.7 million in 2004, mainly due to net increase in proceeds from bank term loans of Rmb 240.0 million, and the dividend payment of Rmb 608.4 million made in 2003.

     Cash provided by continuing operations is a major source of the Company’s working capital funding. Other than with respect to the application of cash generated from operations for capital expenditure and dividend payments (see “Item 8. Financial Information — Policy on Dividend Distributions”), the Company does not have a formal cash management policy.

     The Company expects that cash generated from operations and credit collection arrangements should provide the Company with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times cash generated from operations is subject to seasonal fluctuations. As a result, the Company may use periodic borrowings to supplement its working capital requirements. Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case by case basis with reference to the loan limit approved by Yuchai’s Board of Directors. As of December 31, 2004, Yuchai’s board had approved borrowings up to a maximum of Rmb 800.0 million. Yuchai had outstanding borrowings of Rmb 530.0 million as at December 31, 2004. The interest rate applicable to the amounts borrowed ranges from 4.78% and 5.58% per annum. During its April 2005 board meeting, the Yuchai board of directors approved an increase in this borrowing limit to Rmb 2,000 million. As at May 31, 2005, Yuchai had outstanding borrowings of Rmb 925.3 million. The Company believes that should there be a need for further loans from banks, Yuchai could seek to drawdown additional amounts up to such limit from the Chinese domestic banks; however, no assurance can be given that such additional borrowings would be approved by such banks.

     The Company’s working capital as of December 31, 2004 was Rmb 1,332.5 million compared to Rmb 962.8 million as of December 31, 2003. The increase in working capital was primarily due to an increase in inventories, amounts due from related corporations, other receivables and prepayments. The Company’s total liabilities increased by 45.4% to Rmb 2,176.9 million from Rmb 1,497.4 million, primarily as a result of higher accounts payable due to higher volume of purchase of raw materials and components to meet expected higher sales in 2005. In addition, the increase in total current liabilities was also partly due to increase in borrowings of Rmb 140.0 million. As of December 31, 2004, the Company had long-term debt, including current installments, totaling Rmb 100.0 million, of which none will mature in 2005. The Company had short-term debt totaling Rmb 430.0 million as of December 31, 2004.

     The Company’s capital expenditures were Rmb 552.9 million in 2004, Rmb 372.8 million in 2003 and Rmb 174.9 million in 2002. As of December 31, 2004, the Company had authorized and contracted for capital expenditure for improvement to existing production facilities in the amount of Rmb 373.4 million. As the Company’s business continues to grow, it will also require additional funds for increased working capital requirements, including to finance increased accounts receivable. The Company expects to fund its capital expenditures and working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans incurred by Yuchai and the Company. Yuchai’s ability to obtain financing is limited by government regulation and a general shortage of debt and equity financing in China. Any additional capital contribution by the Company to Yuchai would require, among other things, the approval of the MOC, which has broad discretion with respect to such approval.

     In March 2005, the Company issued $25.0 million in principal amount of convertible bonds due 2012 in a private placement. The convertible bonds carried interest at 2.0% per annum and matured in 2012, unless redeemed earlier in accordance with their terms. The bonds were convertible by their holders into newly issued ordinary shares of the Company at a conversion price of $12.969 per share, subject to customary adjustments. The bonds were fully converted by their holders in June 2005. Upon conversion, the Company issued 1,927,673 ordinary shares, representing approximately 5.45% and 5.17% of the then existing and enlarged issued share capital of the Company, respectively. The Company received approximately $24.9 million in proceeds from the convertible bond placement after deducting costs and expenses. Part of the proceeds of the offering was used to finance the TCL share acquisition described above. The remaining proceeds are intended to be used for other strategic acquisitions which the Company may consider from time to time as part of its business diversification strategy, and for general corporate purposes. Pending such use, the Company has invested the proceeds in short-term investments.

     As an additional source of funding for the Company’s business expansion and diversification related activities, the Company entered into a $25.0 million unsecured revolving credit facility with The Bank of Tokyo Mitsubishi Limited, Singapore Branch, in March 2005. The facility has a tenure of three years and is subject to the requirement that HLA retain ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The interest rate payable under the facility is 0.5% above the interbank rate of the lender from time to time. The Company has not drawn down this facility as of the date of this document. The purpose of this credit facility is to enable the Company to make new acquisitions as part of its diversification plans.

     As part of its business strategy, Yuchai seeks from time to time opportunities to invest in domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. Yuchai may make such investments and acquisitions with funds provided by operations, future debt or equity financings or a combination thereof.

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2004:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in Rmb millions)
Short-Term Debt	430	430	—	—	—
Long-Term Debt	100	—	100	—	—
Purchase Obligations	373	373	—	—	—

Total	903	803	100	—	—

     The Company has operating lease commitments of approximately Rmb 1.4 million (US$0.2 million) over the next four years (2005-2008). There were no other commercial commitments of the Company as of December 31, 2004.

     Off-Balance Sheet Arrangements

     The Company has operating lease commitments of approximately Rmb 1.4 million (US$0.2 million) over the next four years (2005-2008).

     Outstanding bills discounted

     As of December 31, 2003 and 2004, outstanding bills discounted with banks for which the Company has retained a recourse obligation totaled Rmb 729.6 million and Rmb 1,117.8 million (US$135.1 million), respectively.

     Outstanding letter of credits

     As of December 31, 2003 and 2004, the Company had issued irrevocable letter of credits of Rmb 172.0 million and Rmb 165.9 million (US$20.0 million), respectively.

     Except for the above off-balance sheet arrangements, the Company has no other outstanding derivative financial instruments, off-balance sheet arrangements or guarantees.

Recently Issued Accounting Standards

     Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 47

     In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”. This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred – generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS No. 143 acknowledges that in some cases sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision of this Interpretation shall be effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 is not expected to have a material effect on the Company’s Consolidated Financial Statements.

     SFAS No. 151

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - an amendment ARB No. 43 Chapter 4”. This Statement amends the guidance in ARB No. 43 Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facilities expense, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company’s Consolidated Financial Statements.

     SFAS No. 153

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company’s Consolidated Financial Statements.

     Research and Development

     The Company has committed substantial resources to continually improve the technology of its products. The Company’s internal development effort focuses primarily on improving manufacturing processes and adapting foreign technology to the Chinese market. In addition, the Company plans to continue to acquire advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2004, the Company employed over 1,445 engineers, approximately 267 of whom were devoted to research and development, product enhancement and new designs. In 2002, 2003 and 2004, the Company spent approximately Rmb 75.5 million, Rmb 94.6 million and Rmb 137.0 million (US$16.6 million), respectively, on research and development. The Company believes that it has been able to control to some extent the increase of research and development expenses due to the relatively low salary levels of engineers in China.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management of the Company

     The Board of Directors of the Company consists of eleven members. Currently, there are nine members elected to and serving on the Company’s Board of Directors, with two vacancies. Pursuant to the rights afforded to the holder of the Company’s Special Share, HLA has designated Messrs. Teo Tong Kooi, Gan Khai Choon, Gao Jia Lin, Kwek Leng Peck, Wong Hong Ren and Philip Ting Sii Tien as its directors.

     The directors and executive officers of the Company as of June 30, 2005 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer
TEO Tong Kooi(1)	President and Director	2004
GAO Jia Lin(1)	Vice President and Director	1995
GAN Khai Choon	Director	1995
Raymond C. K. HO(1)(2)(4)	Director	2004
KWEK Leng Peck(3)	Director	1994
NEO Poh Kiat(1)(2)	Director	2005	(5)
TAN Aik-Leang(1)(2)	Director	2005	(5)
Philip TING Sii Tien(1)	Director and Chief Financial Officer	1994
WONG Hong Ren(1)(3)(4)	Director	1994
Sheila MURUGASU	General Counsel	2003
Ira Stuart OUTERBRIDGE III	Secretary	2001

(1)	Also a director of Yuchai.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Special Committee.

(5)	Appointed as director in 2005.

     Mr. Teo Tong Kooi is the President of the Company and a Director of Yuchai. He is also a Director and Chief Executive Officer of Hong Leong Asia Ltd. as well as a Director of Henan Xinfei Electric Group and various building materials companies within the Hong Leong Group. He was previously the Managing Director of Tasek Corporation Berhad and a Director of Malaysia listed Bintai Kinden Corporation Berhad. Mr. Teo holds a Bachelor of Science degree in Marketing Management and a Master of Business Administration (both from Golden Gate University, San Francisco, California, USA). He has also completed the Executive Management Programme at the Stanford University Graduate School of Business and has 18 years of corporate and commercial banking experience with 12 years in senior management positions.

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

     Mr. Raymond C. K. Ho is a partner of Fred Kan & Co., a Hong Kong based law firm. He has been in private practice as a solicitor since 1983 in Hong Kong, Mainland China and Canada. He has held various public service positions with the Law Society of Hong Kong, Hong Kong Trade Development Council and Hong Kong International Arbitration Centre. He is also currently the Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong. During 2004, Fred Kan & Co. rendered legal advice to the Company in connection with the implementation of the July 2003 Agreement, for which CYI paid approximately US$30,000. The Company’s Board of Directors has determined that Mr. Ho is independent within the meaning of NYSE’s recently adopted corporate governance standards, on the basis that the amount paid for the legal services provided by Fred Kan & Co is not material to either the Company or Fred Kan & Co and that the Company has no other relationship, direct or indirect, which is material with Mr. Ho.

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

     Mr. Neo Poh Kiat is a Director of the Company. He is a Managing Director of Octagon Advisors Pte Ltd, a financial advisory firm in Singapore. Between 1976 to January 2005, he has held senior managerial positions with companies in the Development Bank of Singapore group and United Overseas Bank Ltd, including as Country Officer (China), Head – Corporate Banking (Greater China) at United Overseas Bank Ltd. Mr. Neo is currently a director of Octagon Advisors (Shanghai) Co. Ltd., Singapore International School Foundation Ltd (Hong Kong), and Asia Airfreight Terminal Co Ltd. He holds a Bachelor of Commerce degree from Nanyang University, Singapore. The Company’s Board of Directors has determined that Mr. Neo is independent within the meaning of NYSE’s recently adopted corporate governance standards, on the basis that the Company has no material relationship with him.

     Mr. Tan Aik-Leang is a Director of the Company. He is currently an independent Risk Management Consultant to banks and other financial services institutions and is based in Hong Kong. Between 1973 and 2001, he has held various senior executive and managerial positions at the Dao Heng Bank Group in Hong Kong, the National Australia Bank Group in Australia and Hong Kong and The Bank of Nova Scotia in Canada. Mr. Tan is currently a Director of the Board of The Risk Management Association, Hong Kong Chapter (headquartered in U.S.A.) and a Fellow member of the Hong Kong Institute of Certified Public Accountants, CPA Australia, the Australasian Institute of Banking and Finance and the Institute of Canadian Bankers. The Company’s Board of Directors has determined that Mr. Tan is independent within the meaning of NYSE’s recently adopted corporate governance standards, on the basis that the Company has no material relationship with him.

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

Audit Committee

     The members of the Audit Committee are Messrs. Tan Aik-Leang (Chairman), Raymond C. K. Ho and Neo Poh Kiat. The Audit Committee oversees the actions of the Company’s independent public accountants and reviews the Company’s internal accounting procedures. The Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.

Compensation Committee

     The members of the Compensation Committee are Messrs. Kwek Leng Peck and Wong Hong Ren. The Compensation Committee reviews and approves executive appointments and remuneration, and administers the Company’s employee benefit plans, including the Company’s stock option plans, if any. See also “— Share Ownership — Stock Option Plan”.

Special Committee

     The members of the Special Committee are Messrs. Wong Hong Ren (Chairman) and Raymond C. K. Ho. The Special Committee was established in 2003 in response to the difficulties which the Company faced with respect to its investment in Yuchai, and is not a permanent committee of the Company’s Board of Directors. Steps taken by the Special Committee included instituting legal and arbitration proceedings against the Chinese shareholders of Yuchai in May 2003, and subsequently discontinuing these proceedings following the execution of the July 2003 Agreement. The Special Committee’s mandate has subsequently been further expanded to address issues relating to the implementation of the July 2003 Agreement and the Reorganization Agreement, as well as to review and resolve any difficulties which CYI may experience in obtaining the cooperation of the Chinese shareholders of Yuchai in the management and operation of Yuchai, including if necessary the commencement of litigation and/or arbitration. See also “Item 8. Financial Information — Legal Proceedings”.

Directors and Executive Officers of Yuchai

     The Board of Directors of Yuchai consists of thirteen members. Currently, there are thirteen members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle the Company (as the indirect holder of the Foreign Shares) to designate nine directors and entitle the Chinese shareholders to designate four directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions”, and by virtue of the Special Share, HLA is entitled to designate six of the nine Yuchai directors designated by the Company. The Company has designated Messrs. Gao Jia Lin, Teo Tong Kooi, Raymond C. K. Ho, Neo Poh Kiat, Tan Aik-Leang, Philip Ting Sii Tien, Wong Hong Ren, Qin Xiao Cong and Yuan Xu Cheng as Yuchai’s directors. Pursuant to the Shareholders Agreement and the Bye-laws of the Company, the Yuchai directors designated by the Company will vote as a block in accordance with the vote of the majority of such directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed the continued rights of the Company, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s board of directors.

     The directors and executive officers of Yuchai as of June 30, 2005 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer
WANG Jianming	Chairman of the Board of Directors and Chief Executive Officer	1993
GAO Jia Lin(1)	Deputy Chairman of the Board of Directors	1995
Raymond C.K. HO(1)	Director	2004
LI Tiansheng	General Manager and Director	2001
NEO Poh Kiat(1)	Director	2005
TAN Aik-Leang(1)	Director	2005
TEO Tong Kooi(1)	Director	2004
TING Sii Tien, Philip(1)	Director	2004
QIN Xiao Cong	Director	2003
SHAO Qihui	Director	2003
WONG Hong Ren(1)	Director	1993
YUAN Xu Cheng	Director	2003
ZENG Shiqiang	Assistant to Chairman and Director	1998
LIANG Weijian	Deputy General Manager	1992
LIM Poh Lea	Financial Controller	2004
SHEN Jie	Chief Engineer	2002
YANG Jianjun	Deputy General Manager	1997
YANG Weizhong	Chief Accountant	1992

(1)	Also a Director of the Company.

     For information about Messrs. Gao Jia Lin, Teo Tong Kooi, Raymond C.K. Ho, Wong Hong Ren, Philip Ting Sii Tien, Neo Poh Kiat and Tan Aik-Leang, see “— Directors and Senior Management of the Company”. For additional information regarding Mr. Wang Jianming’s employment status with Yuchai, see “— Compensation — Yuchai” and “Item 8. Financial Information — Legal Proceedings”.

     Mr. Wang Jianming is the Chief Executive Officer and Chairman of the Board of Directors of Yuchai. Mr. Wang was the Chairman and a Director of Yuchai from 1994 to 2000 and the Chief Executive Officer of Yuchai from 1993 to 2000. Mr. Wang is also the legal personal representative of Yuchai, as well as the Vice-Chairman and legal representative of the State Holding Company. Mr. Wang has also previously served as a Director of the Company. Mr. Wang is a graduate of Shanghai Communications University.

     Mr. Li Tiansheng is a Director and Deputy General Manager of Yuchai. He previously served as the principal coordinator for liaison with Chinese government agencies, banks and tax department.

     Mr. Qin Xiao Cong is a director of Yuchai and Coomber Investments Limited. He also serves as a director and General Manager of Zhonglin Development Company Limited.

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

     Mr. Lim Poh Lea is the Financial Controller assigned by the Company to assist in the financial administration, budgeting and planning of Yuchai’s financial matters. Mr. Lim is a financial controller employed by the Company. Mr. Lim is a Fellow of the Association of Chartered Certified Accountants, United Kingdom and a Certified Public Accountant of Singapore.

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

     In order to further strengthen its level of corporate governance, the Company has continued to seek to cause Yuchai to adopt comprehensive corporate governance guidelines, which seek to put procedures in place to improve the management and corporate governance of Yuchai. Pursuant to the Reorganization Agreement, Yuchai has agreed to implement the corporate governance guidelines which had been approved by Yuchai’s Board of Directors in November 2002 but which had subsequently not been submitted to the relevant Chinese governmental authorities for approval. Yuchai has advised the Company that such submission has now been made, and that other steps are currently being taken by Yuchai to put in place an appropriate corporate governance structure conforming to international custom and practice at Yuchai.

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

     The Company is entitled under Yuchai’s Articles of Association to elect nine of Yuchai’s thirteen directors, thereby entitling it to effect all major decisions relating to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai affirmed the continued rights of the Company, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s board of directors. A two-thirds vote of the outstanding shares at a shareholders’ meeting at which a quorum is present is required for major corporate actions, such as an amendment to Yuchai’s Articles of Association, significant sales or purchases of assets or a division, merger, acquisition or liquidation of Yuchai, or issuances of new common shares or other securities of Yuchai. Attendance of shareholders representing at least two-thirds of the outstanding Yuchai shares constitutes a quorum for shareholder meetings considering such major corporate actions.

     However, although the Company’s nominees constitute a majority of the Board of Directors of Yuchai, there have on various occasions in the past been periods of time when no board meetings have been held, despite Yuchai’s Articles of Association requiring the Board of Directors to meet at least once every six months as well as repeated requests by the Company. Prior to execution of the Reorganization Agreement, Yuchai’s Articles of Association contained stringent quorum provisions, which required that, three of the four directors elected by holders of State Shares or Legal Person Shares had to attend, in order for quorum to be achieved, and as a result Board of Directors meetings to be held. However, subsequent to execution of the Reorganization Agreement, these quorum requirements have been amended to permit a meeting to occur in circumstances in which a quorum for a Board of Directors meeting is not met on two occasions prior thereto.

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

     Yuchai’s Board of Directors has established an Investment Review Committee, which is responsible for reviewing the necessity and feasibility of investment projects and making recommendations to the Board of Directors. Although significant investment decisions should be made by a majority vote of the Board of Directors, not all investments undertaken by Yuchai have in the past been submitted to this Committee for approval or have received this or other required corporate approvals. For example, Yuchai’s loan of Rmb 205.0 million to YMC, Yuchai’s appointment of a consultant to advise on the formation of and Yuchai’s investment in a new logistics business, the payment of a consultancy fee of Rmb 60.0 million, and the disbursement of funds to acquire headquarters in Guilin for this new logistics company, each only received the requisite corporate approvals subsequent to their occurrence. See also the formation of Yuchai Express Guarantee Company Limited, described under “Item 4. Information on the Company — Business Overview — Manufacturing”, and the recent loans made by Yuchai, described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Other Transactions”.

     As a general matter, the Company requires access to certain financial books and records of Yuchai so as to be able to monitor its investment in Yuchai and to prepare the Company’s consolidated financial statements. In early 2004, Yuchai management temporarily denied the Company such access. In response, the Company initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai management to re-allow the Company full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, the Company requires the cooperation of Yuchai and its Chinese shareholders and from time to time experiences certain problems in obtaining such cooperation. In response to such problems, the Company entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which the Company believes addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement (see also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement”).

Compensation

     Company

     For 2004, HLA charged Yuchai a management fee of US$500,000 for management services, including the services of the Company’s President and Chairman and the Company’s Chief Financial Officer each of whom are employees of HLA. The Company paid an annual service fee in 2004 of US$50,000 and US$30,000 to each of the Company’s independent and non-independent directors, respectively, and US$20,000 to each of the Company’s principal officers. See “Item 7. Major Shareholders and Related Party Transactions”.

     Yuchai

     The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2004 was approximately Rmb 26.6 million (US$3.2 million). Yuchai has a management bonus plan for its executive, mid-level and junior officers under which annual incentive bonuses in an aggregate amount equal to 5.5% (3.5% for executive officers (allocated as 2.5% for the Chief Executive Officer and 1.0% for other executive officers) and 2.0% for mid-level and junior officers and employees) of Yuchai’s after-tax profit must be paid if Yuchai achieves the after-tax profit approved in the annual budget by Yuchai’s board of directors or, in the case of certain bonuses, if Yuchai achieves 80.0% of such budgeted after-tax profit. In addition, Yuchai’s officers participate in an incentive pay program which is available to all employees and is based on performance and productivity.

     There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

     Pursuant to an Employment Agreement, Yuchai appointed Mr. Wang Jianming as Chief Executive Officer of Yuchai for a term of six years beginning in September 2003, pursuant to which Yuchai has agreed to pay Mr. Wang a monthly base salary of Rmb 40,000 and an incentive bonus based on the sales and net after tax profit of Yuchai, as well as other performance criteria.

Employees

     As of December 31, 2004, Yuchai employed approximately 7,153 people nationwide, inclusive of a sales force of 558 employees. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. In the year ended December 31, 2004, the average annual base salary and bonus of an employee was approximately Rmb 58,000 (US$7,008), an increase of approximately 26.0% from the previous year. Yuchai has not experienced any strikes or similar significant work stoppages. Yuchai believes that its employee relations are good.

Share Ownership

Stock Option Plan

     The Company had previously adopted a Stock Option Plan (the “Plan”) to award stock options to key employees and outside directors. The Plan was administered by the Compensation Committee. The maximum number of shares of the Company’s common stock that could have been purchased pursuant to stock options granted under the Plan was 750,000 shares. The Plan expired in 2004, without any options being granted under the Plan. The Company has no outstanding stock options to purchase any shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     The following table sets forth certain information regarding beneficial ownership of the Company’s shares of Common Stock as of June 30, 2005 by all persons who are known to the Company to own five percent (5%) or more of the outstanding shares of Common Stock.

     Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of June 30, 2005. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 common shares outstanding as of June 30, 2005.

Identity of Person or Group	Number	Percentage (%)
Hong Leong Asia Ltd.(1)	7,913,769	21.2%
The Yulin City Government(2)	8,601,550	23.1%
Tai Tak Industries Pte Ltd(3)	1,927,673	5.2%

(1)	Information based upon a report on Schedule 13D jointly filed by HLA and its wholly-owned subsidiaries, HLC, HLT, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003 and December 1, 2003, and other information provided by HLA to the Company.

(2)	Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended on June 23, 2003, July 9, 2003, December 23, 2003, March 15, 2004, February 15, 2005 and April 18, 2005. Based on Amendment No. 4 to the Schedule 13D filed by Coomber and others with the SEC on December 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, PRC. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 8,601,550 shares of the Company’s Common Stock held of record by Coomber. Coomber has advised the Company of the following information. Coomber has entered into forward sale agreements with a financial institution as a counterparty, with respect to a total of 1,900,000 shares of the Company’s Common Stock. On the respective settlement dates of these forward sales agreements, Coomber will have the option to settle the forward sales by delivery of cash or the Company’s Common Stock. The counterparty may borrow the pledged shares from Coomber in connection with that party’s hedging of its exposure under the forward sale arrangements. Coomber will temporarily cease to have voting rights with respect to any common stock borrowed by the counterparty but will reacquire such voting rights when the counterparty returns the borrowed shares to Coomber. In the event Coomber elects to settle the forward sale agreement or agreements entirely by delivering shares of the Company’s Common Stock, its beneficial ownership of the Company’s Common Stock could, depending on the number of shares of the Company’s Common Stock delivered, decrease to 6,701,550 shares, or approximately 19.0% of the Company’s Common Stock, or to 4,601,550 shares, or approximately 13.0% of the Company’s Common Stock, if it sells 2,100,000 shares pursuant to the Company’s prospectus dated March 24, 2004.

(3)	Information based on a report on Schedule 13G jointly filed by Tai Tak Industries Pte Ltd and its affiliate, Tai Tak Securities Pte Ltd, with the SEC on March 7, 2005 and as amended on June 20, 2005.

     HLA exercises control over and is the beneficial owner of 7,913,769 or approximately 21.2% of shares of the Company’s Common Stock through its wholly-owned subsidiaries, HLT and Well Summit Investments Limited. See “ — Related Party Transactions — Shareholders Agreement”. Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may experience a change of control as a result of offerings of shares by our controlling shareholders” and “— The Special Share” below, the Company is not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

     On June 23, 2003, Coomber, Goldman, Zhong Lin, the State Holding Company and certain individuals filed an amended Schedule 13D reporting beneficial ownership of 8,601,550 shares, or 24.3%, of the Company. This Schedule 13D amended and restated in its entirety the Schedule 13D dated November 13, 2002 and filed December 16, 2002, which reported beneficial ownership by Coomber and Goldman of 8,601,550 shares of the Company (the “Coomber Shares”). This Schedule 13D reports beneficial ownership of the Coomber Shares by (i) Coomber, a wholly-owned subsidiary of Goldman, and the record holder of such 8,601,550 shares of the Company; (ii) Goldman, a company owned by Qin Xiao Cong, Zhu Guoxin and Yuan Xu Cheng, each of whom holds their respective shares in Goldman on trust for the benefit Zhong Lin; (iii) Zhong Lin, a company owned by Qin Xiao Cong and Zhu Guoxin, each of whom holds their respective shares in Zhong Lin on trust for the benefit of the Yulin City Government; and (iv) the State Holding Company, which, acting under the direction of the Yulin City Government, financed Goldman’s purchase of the Coomber Shares from China Everbright in October 2002. Qin Xiao Cong, Zhu Guoxin and Yuan Xu Cheng reported but disclaimed beneficial ownership. This Schedule 13D also reports that the ultimate beneficial owner of the Coomber Shares is the Yulin City Government, and discloses certain financing and control arrangements with respect to the Coomber Shares acquisition, as well as the Yulin City Government’s intentions with respect to the Company. This Schedule 13D was most recently amended on April 18, 2005.

     As of the record date on June 13, 2005, there were 22,104,196 shares of Common Stock, or 59.3% shares of Common Stock, held of record by 50 persons with registered addresses in the United States.

The Special Share

     The Special Share entitles the holder thereof to elect a majority of the directors of the Company. In addition, no shareholders resolution may be passed without the affirmative vote of the Special Share, including any resolution to amend the Memorandum of Association or Bye-laws of the Company. The Special Share is not transferable except to HLA, HLC or any of its affiliates. In 1994, the Company issued the Special Share to DML, a holding company of the Company then controlled by Hong Leong (China) Limited, or HLC. During 2002, following the decision of the shareholders of DML to dissolve DML, DML redeemed all of the redeemable stock issued by it to its shareholders. Per the DML Shareholders Agreement, DML transferred all its shares of the Company to its shareholders, which included HLC and their wholly-owned subsidiaries. Because Coomber, an affiliate of China Everbright, was the shareholder of DML which gave notice of the dissolution of DML, the Special Share was transferred from DML to HLT, an affiliate of HLA, pursuant to the terms of the DML Shareholders Agreement, as amended on January 21, 2002 and on May 17, 2002.

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

Registration Rights Agreement

     Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), the Company has granted two “demand” registration rights to each of HLC, China Everbright, Cathay, GSCP and the Sun Yuan Shareholders (the “Selling Stockholders”) requiring the Company, subject to certain conditions, to use its best efforts to prepare and file a registration statement on behalf of such shareholder under the Securities Act and to use its best efforts to qualify the shares for offer and sale under any applicable U.S. state securities laws. Expenses incurred in connection with one demand registration for each such shareholder will be borne by the Company, and the Company and Yuchai will be required to indemnify the underwriters in connection with any demand registration. The Registration Rights Agreement also grants each such shareholder certain “piggyback” registration rights entitling each shareholder to sell Common Stock in any registered offerings of equity securities of the Company, for the account of the Company or on behalf of its security holders. China Everbright, Cathay, GSCP and the Sun Yuan shareholders are no longer shareholders of the Company.

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

Reorganization Agreement

     On April 7, 2005, the Company entered into the Reorganization Agreement with Yuchai and Coomber, which is intended to be in furtherance of the terms of the July 2003 Agreement. See “Item 4. Information on the Company — Recent Developments”.

Other Transactions

     During each of 2002, 2003 and 2004, HLA charged Yuchai a management fee of US$500,000 per annum for management, financial planning and control and other services, including the services of the Company’s President and Chairman and its Chief Financial Officer, each of whom are employees of HLA. Such charges represent HLA’s estimated direct costs of providing these services.

     During each of 2002, 2003 and 2004, the State Holding Company charged Yuchai Rmb 24.2 million, Rmb 30.6 million and Rmb 21.2 million (US$2.6 million) for certain general and administrative expenses on an actually incurred basis. The Company believes that the expenses charged to Yuchai by the State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same cost.

     During 2004, Yuchai granted a loan of Rmb 205.0 million to YMC, a subsidiary of Coomber, with an interest rate of interest of 5.58% for one year. This loan has been subsequently partly capitalized by Yuchai following execution of the Reorganization Agreement (see Note 23 to the Company’s Consolidated Financial Statements included elsewhere therein).

     The Company has undertaken other significant business transactions with related parties during the three years ended December 31, 2004, as set forth under Note 25 to the Company’s Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Financial Statements

     See “Item 18. Financial Statements”.

Legal Proceedings

     Other than as set forth below, neither the Company nor any of its consolidated subsidiaries is currently involved in any material legal proceedings that the Company believes would, individually or taken as whole, adversely affect the financial condition or results of operations of the Company.

     Proceedings with Yuchai

     The Company has from time to time encountered difficulties in obtaining the cooperation of the State Holding Company and Mr. Wang Jianming in the daily management and operation of Yuchai. The State Holding Company is a minority shareholder of Yuchai and is wholly-owned by the municipal government of Yulin City in the Guangxi Zhuang Autonomous Region. Mr. Wang is the Chairman, legal representative and Chief Executive Officer of Yuchai, as well as the Vice-Chairman and legal representative of the State Holding Company. In response to earlier difficulties with respect to corporate governance measures and certain dividends declared by Yuchai, the Company initiated legal and arbitration proceedings in New York, London and Singapore against Yuchai, Mr. Wang and other related parties in May 2003.

     The Company subsequently discontinued these proceedings as a result of the execution of the July 2003 Agreement. Among other things, the July 2003 Agreement led to the resolution at that time of previous disagreements with respect to the payment of dividends by Yuchai to the Company and the re-appointment of Mr. Wang Jianming as Chief Executive Officer and Chairman of the Board of Directors of Yuchai in September 2003. The Company and Yuchai also agreed to work together to implement corporate governance procedures and to promote plans to enhance shareholder value. However, from time to time, the Company has continued to face difficulties in obtaining the cooperation of the Chinese shareholders of Yuchai in the daily management and operation of Yuchai to fully exercise its controlling interest in Yuchai. Following the execution of the July 2003 Agreement, disagreements among the parties continued to recur. For example, representatives of the Chinese shareholders of Yuchai alleged that resolutions passed by the Company’s six wholly-owned subsidiaries at Yuchai shareholders’ meeting in December 2004 were invalid; allegations with which the Company disagreed (see the Company’s Form 6-K filed with the SEC on April 1, 2005).

     In April 2005, the Company, Yuchai and Coomber agreed steps relating to the adoption of corporate governance practices at Yuchai and a broad framework for the restructuring of the Company’s ownership of Yuchai, and entered into the Reorganization Agreement. The Reorganization Agreement is intended to be in furtherance of the July 2003 Agreement. See “Item 4. Information on the Company — Recent Developments” and Note 23 to the Company’s Consolidated Financial Statements for a detailed summary. Although the parties to the Reorganization Agreement expect to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be consummated, or that implementation of the Reorganization Agreement will effectively resolve all of the difficulties faced by the Company with respect to its investment in Yuchai.

     Other Legal Proceedings

     Yuchai is involved in legal proceedings instituted by the Yulin Road Bureau against Yuchai and Nanning Hengji, an unrelated third party. In these proceedings, the Yulin Road Bureau has sought payment of Rmb 7.3 million (US$0.9 million) from Yuchai and Nanning Hengji, as the construction cost of a road built by Yulin Road Bureau near Yuchai’s factory. At trial, a Yulin court ordered Yuchai and Nanning Hengji to pay Rmb 4.6 million (US$0.6 million) to the Yulin Road Bureau. Yuchai appealed this decision to a Guangxi court and Yuchai won this appeal. The Yulin Road Bureau subsequently further appealed and won. A retrial of this case has been ordered by the courts. A date for the retrial has not yet been fixed. The Company has previously recorded a provision of Rmb 4.6 million (US$555,000) as at 31 December 2003 which was included in “Accrued expense and other liabilities” in the Company’s Consolidated Financial Statements. The Company has retained this provision as at December 31, 2004, as such amount represents the Company’s best estimate at the probable loss.

     In 2003, the Yulin Branch of Bank of China (“BOC”) initiated legal proceedings to recover Rmb 6.6 million (US$0.8 million) from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to BOC in 1993 to secure a loan of US$0.6 million to Great Wall Machinery Plant (“Great Wall”). At trial, a Yulin court ruled that if Great Wall could not repay the loan Yuchai would be liable to the BOC. Yuchai subsequently appealed, but lost the appeal. In January 2004, the State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee. Based on the advice of its Chinese legal counsel, the Company has recorded a loss contingency equal to the amount of the claim, which has been offset by amounts to be reimbursed by the State Holding Company. The amount due to BOC and the amount due from State Holding Company have been recorded in “Accrued expenses and other liabilities” and “Amounts due from related companies”, respectively, as at December 31, 2003 and 2004.

     See also Note 22 to the Company’s Consolidated Financial Statements included elsewhere herein for a description of other legal claims which Yuchai is involved in.

Policy on Dividend Distributions

     The Company’s principal source of cash flow has historically been its share of the dividends, if any, paid by Yuchai to the Company, as described under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

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

     The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

	US$	US$
Period	High	Low
1999	2.875	0.375
2000	2.000	0.875
2001	1.150	0.300
2002	5.95	0.95
2003	37.24	4.45
2004	34.00	9.85
2005 (through June 30, 2005)	13.89	7.12

	US$	US$
Period	High	Low
2002 First Quarter	1.800	0.950
2002 Second Quarter	3.45	1.60
2002 Third Quarter	3.60	2.55
2002 Fourth Quarter	5.95	3.35
2003 First Quarter	7.10	4.45
2003 Second Quarter	9.20	5.60
2003 Third Quarter	19.30	6.59
2003 Fourth Quarter	37.24	17.00
2004 First Quarter	32.22	18.53
2004 Second Quarter	22.79	15.80

	US$	US$
Period	High	Low
2004 Third Quarter	18.75	9.85
2004 Fourth Quarter	18.46	12.65
2005 First Quarter	13.55	8.13
2005 Second Quarter	13.89	7.12

	US$	US$
Period	High	Low
December 2004	18.46	12.65
January 2005	13.55	9.29
February 2005	12.48	10.17
March 2005	11.49	8.13
April 2005	12.41	7.02
May 2005	13.80	10.02
June 2005	13.89	12.14

ITEM 10. ADDITIONAL INFORMATION.

     The Company’s objects are to perform all the functions of a holding company and to coordinate the policy and administration of any subsidiary company. See paragraphs 6 and 7 of the Company’s Memorandum of Association for further information on the objects and powers of the Company.

Memorandum of Association and Bye-Laws

Corporate Governance

     The Company is an exempted company incorporated in Bermuda and is subject to the laws of that jurisdiction. The legal framework in Bermuda which applies to exempted companies is flexible and allows an exempted company to comply with the corporate governance regime of the relevant jurisdiction in which the company operates or applicable listing standards. Under Bermuda law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their office honestly. In addition, the Bermuda company legislation imposes a duty on directors and officers of an exempted company to act honestly and in good faith with a view to the best interests of the company and requires them to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Bermuda legislation also imposes certain specific duties and obligations on companies and directors, both directly and indirectly, including duties and obligations with respect to matters such as (a) loans to directors and related persons and (b) limits on indemnities for directors and officers. Bermuda law does not impose specific obligations in respect of corporate governance, such as those prescribed by NYSE listing standards, requiring a company to (i) appoint independent directors to their boards, (ii) hold regular meetings of non-management directors; (iii) establish audit, nominating and governance or compensation committees; (iv) have shareholders approve equity compensation plans; (v) adopt corporate governance guidelines; or (vi) adopt a code of business conduct and ethics.

     The Company is also subject to the NYSE listing standards, although, because it is a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, the Company need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by its chief executive officer of any material non-compliance with any corporate governance rules; (iii) provide periodic written affirmations to the NYSE with respect to its corporate governance practices and (iv) provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

     The following table compares the Company’s principal corporate governance practices to those required of U.S. companies.

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice

Director Independence

•	A majority of the board must consist of independent directors.	•	Three of the Company’s nine directors, Messrs. Raymond C. K. Ho, Neo Poh Kiat, Tan Aik-Leang, are independent within the meaning of the NYSE standards.

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

•	The non-management directors of each company must meet at regularly scheduled executive sessions without management.	•	The Company’s non-management directors do not meet periodically without management directors.

Audit Committee

•	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.	•	The Company’s audit committee meets the requirements of Rule 10A-3 under the Securities Exchange Act.

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice

•	The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.	•	The Company’s audit committee consists of three members, each of whom is independent within the meaning established by the NYSE.

•	The Company’s audit committee has a written charter that addresses the committee’s purpose and responsibilities.	•	The audit committee must have a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of U.S. companies.

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

•	Each listed company must have disclosed whether their board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	•	The Board of Directors has identified Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.

•	Each listed company must have an internal audit function.	•	The Company’s internal audit function is provided by HLA.

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice

Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	The Company’s compensation committee has two members, neither of whom are independent within the meaning of the NYSE standards.

•	The committee must have a written charter that addresses its purpose and responsibilities.
	These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.	•	The Company’s compensation committee reviews among other things the Company’s general compensation structure, and reviews, recommends or approves executive appointments, compensation and benefits of directors and executive officers, subject to ratification by the Board of Directors, and supervises the administration of the Company’s employee benefit plans, if any.

Nominating/Corporate Governance Committee

•	Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	•	The Company does not have a nominating/corporate governance committee. However, certain responsibilities of this committee are undertaken by the Compensation Committee of the Company, such as the review and approval of executive appointments.

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

Standard for U.S. Domestic Listed Companies	China Yuchai International Limited’s Practice

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	•	The Company intends to have its shareholders approve equity-compensation plans.

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.	•	The Company has formally adopted various corporate governance guidelines, including Code of Business Conduct and Ethics (described below); Audit Committee Charter; Whistle-blowing Policy; Insider Trading Policy; and Disclosure Controls and Procedures.

Code of Business Conduct and Ethics

• All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	•	The Company has adopted a Code of Business Conduct and Ethics Policy, a copy of which is available upon request from the Company.

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

     The Board of Directors of the Company may grant special remuneration to any Director who shall render any special or extra services to or at the request of the Company. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by the Board of Directors of the Company.

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

Rights of Holder of the Special Share

     The holder of the Special Share shall be entitled to the following rights:

•	to elect six Directors of the Company and to remove Directors so appointed; and

•	no shareholder resolution may be passed without the affirmative vote of the holder of the Special Share, including any resolution to amend the Memorandum of Association or Bye-Laws of the Company.

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

     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the U.S. dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable, and the Renminbi has appreciated slightly against other currencies. Any future devaluation of the Renminbi would increase the effective cost to Yuchai of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi.

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

     Income Tax

     Yuchai is subject to the Foreign Investment Enterprise Tax Law. Pursuant to this law, Sino-foreign joint stock companies generally are subject to an income tax at a rate of 33%, including a national tax of 30% and a local tax of 3%. If an enterprise is located in specially designated regions, more favorable effective rates apply. The Foreign Investment Enterprise Tax Law generally exempts Sino-foreign joint stock companies engaged in manufacturing with an operation term of more than ten years from national and local income taxes for two years starting from the first profitable year of operations, followed by a 50% exemption for the next three years. The Detailed Rules for Performance of the Foreign Investment Enterprise Tax Law (the “Detailed Rules”) and the Guangxi Zhuang Autonomous Region Foreign Joint Venture Tax Incentives Regulation (the “Guangxi Tax Regulation”) generally provide a three-year extension of the 50% tax exemption if a company meets the standards of an advanced technology enterprise as defined under the regulation and will be or has been operating for at least ten years. The Foreign Investment Enterprise Tax Law and the Detailed Rules and the Guangxi Tax Regulation also generally provide for a tax reduction to a 15% tax rate for certain foreign-invested enterprises meeting the following criteria: (i) the enterprise is in an industry involving energy, transportation, port or special knowledge or technology, (ii) the enterprise is located in a coastal special economic zone or (iii) the enterprise has foreign investment exceeding US$30 million.

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

     With respect to noncorporate taxpayers for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate provided that (1) the common stock is readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the New York Stock Exchange. U.S. Holders should consult their tax advisors regarding the availably of the lower rate for dividends paid with respect to the Company’s common stock.

     For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, but generally will be treated separately, together with other items of “passive income” or “financial services income”.

Taxation of Capital Gains

     Subject to the PFIC rules discussed below, upon the sale or other disposition of shares, a U.S. Holder will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. Holder’s amount realized and the U.S. Holder’s tax basis, in such shares. If a U.S. Holder receives consideration for shares paid in a currency other than U.S. dollars, the U.S. Holder’s amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of the payment for cash basis taxpayers and on the date of disposition for accrual basis taxpayers. However, if the shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an accrual basis taxpayer who has made a special election, the U.S. dollar value of the amount realized in a foreign currency is determined by translating the amount received at the spot rate of exchange on the settlement date of the sale. Capital gain of a non-corporate U.S. Holder is generally taxed at a reduced rate where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     PFIC Rules

     The Company believes that its shares should not be treated as stock of a PFIC for United States Federal income tax purposes for the taxable year that ended on December 31, 2004. It is possible that the Company may become a PFIC in 2005, however, as a result of the implementation of the Reorganization Agreement. If the Company were to be treated as a PFIC for any year during the Holder’s holding period, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares (which election may be made only if the Company’s shares are “marketable stock”), a U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder’s shares. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder’s holding period for the shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if you hold the shares as capital assets.

     If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder will be required to file Internal Revenue Service Form 8621.

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

     The Company is exposed to foreign currency risk as a result of having to obtain certain key components used in the manufacturing of Yuchai’s heavy-duty engines from overseas suppliers. At December 31, 2004, the Company did not have any loans that were denominated in a foreign currency.

     The following table provide certain interest rate risk information regarding the Company’s short-term and long-term bank loans as of December 31, 2003 and 2004:

	As of December 31, 2004				As of December 31, 2003
	Expected maturity		Total	Estimated	Total	Estimated
	dates		carrying	fair	carrying	fair
	2005	2006	amount	value(2)	amount	value(2)
	(Expressed in Rmb thousands, except interest rate)
Floating rate debt:
(i) Short-term bank loans denominated in Rmb	430,000	—	430,000	430,000	240,000	240,000
Weighted average interest rate(1)	5.28%	—	5.28%		4.98%
(ii) Long-term bank loans denominated in Rmb	—	100,000	100,000	100,000	50,000	50,000
Weighted average interest rate(1)	—	5.22%	5.22%		5.94%

(1)	Weighted average interest rate is calculated based on the estimated interest rates applicable to individual bank loans outstanding as of December 31, 2004 and 2003.

(2)	Fair value was estimated based on the floating interest rates applicable to similar loan instruments.

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

     As required by SEC Rule 13a-15(b), the Company has carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective at the reasonable assurance level.

     Other than with respect to the execution of the Reorganization Agreement described elsewhere in this Annual Report, there have been no significant changes in the Company’s disclosure controls and procedures or in other factors that could significantly affect its disclosure controls and procedures during the period covered by this report nor have there been any significant changes subsequent to the date the Company completed its evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     The Company’s Audit Committee members are Messrs. Tan Aik-Leang (Chairman), Raymond C. K. Ho and Neo Poh Kiat. Please see “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Pursuant to the SEC’s rules, the Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES.

     The following table set forth the total remuneration that was paid by the Company and Yuchai to its independent accountants, KPMG, in each of our previous two fiscal years:

	Audit fees	Audit-related fees	Tax fees	Others	Total
		(Expressed in Rmb thousands)
2003	2,830	689	—	—	3,519
2004	3,447	331	—	—	3,778

     Audit fees

     Services provided primarily consist of professional services relating to the annual audits of consolidated financial statements as well as statutory audits required by foreign jurisdictions and quarterly reviews.

     Audit-related fees

     Services provided primarily consist of services connected with securities filing documents, issuance of consents, accounting issues research and technical advice.

     Tax fees

     Services provided primarily consist of routine corporate tax advisory services and compilation of corporate tax returns.

     Others

     Services provided primarily consist of provision of training and research materials.

     The Company’s Audit Committee has pre-approved the terms of KPMG’s engagement by the Company for services to be performed for the Company during 2005.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     Until May 2005, only two of the three members of the Company’s Audit Committee qualified as independent directors under NYSE rules, and the Company relied upon an exception from the NYSE rule requiring that the Company’s Audit Committee be comprised solely of independent directors. The Company has recently changed the composition of its Audit Committee so that it is now fully compliant with the new audit committee requirements promulgated by the SEC and NYSE.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

Index to Financial Statements

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm	F–2
Consolidated Statements of Income for Years Ended December 31, 2002, 2003 and 2004	F–3
Consolidated Balance Sheets as of December 31, 2003 and 2004	F–5
Consolidated Statements of Stockholders’ Equity for Years Ended December 31, 2002, 2003 and 2004	F–7
Consolidated Statements of Cash Flows for Years Ended December 31, 2002, 2003 and 2004	F–8
Notes to Consolidated Financial Statements	F–11

ITEM 19. EXHIBITS.

     Exhibits to this Annual Report:

1.1	Memorandum of Association of China Yuchai International Limited (the “Registrant”) (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162) (the “Form F-1”)).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders’ Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd. (“HLA”) and China Everbright Holdings Company Limited (“EB Holdings”) (incorporated herein by reference to the Form F-1).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between EB Holdings and HLA (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (the “Form 20-F FY 2001”).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

4.1	Contract for the Subscription of Foreign Common Shares in Guangxi Yuchai Machinery Company Limited (“Yuchai”) and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited, with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd. and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among the Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd., and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among the Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd,. and the Registrant (incorporated herein by reference to the Form F-1).

4.5	Form of Subscription Agreement between the Registrant, its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to the Form F-1).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to the Form F-1).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994, with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment Agreement, dated September 5, 2003, between Yuchai and Wang Jianming (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004 (the “Form 20-F FY 2003”).

4.10	Form of indemnification agreement entered into by the Company with each of Wrixon Frank Gasteen, Gao Jia Lin, Gan Khai Choon, Raymond C. K. Ho, Kwek Leng Peck, Liu Chee Ming, Wong Hong Ren, Philip Ting Sii Tien, Lim Poh Lea, Sheila Murugasu, Teo Tong Kooi, Neo Poh Kiat and Tan Aik-Leang (incorporated herein by reference to the Form 20-F FY 2003).

4.11	Agreement between the Company and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY 2003).

4.12	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Form 6-K filed by the Company on April 7, 2005).

8.1	Subsidiaries of the Registrant.

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act.

14.1	Consent of Independent Registered Public Accounting Firm.

     The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Philip Ting Sii Tien

Name: Philip TING Sii Tien
Title: Chief Financial Officer and Director

Date: July 15, 2005

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association of China Yuchai International Limited (“the Registrant”) (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162) (the “Form F-1”)).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders’ Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd. (“HLA”) and China Everbright Holdings Company Limited (“EB Holdings”) (incorporated herein by reference to the Form F-1).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited (“Yuchai”) and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd. and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to the Form F-1).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to the Form F-1).

Exhibit Number	Description of Exhibit
4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994 with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment Agreement, dated September 5, 2003, between Yuchai and Wang Jianming (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004 (the “Form 20-F FY 2003”).

4.10	Form of indemnification agreement entered into by the Company with each of Wrixon Frank Gasteen, Gao Jia Lin, Gan Khai Choon, Raymond C. K. Ho, Kwek Leng Peck, Liu Chee Ming, Wong Hong Ren, Philip Ting Sii Tien, Lim Poh Lea, Sheila Murugasu, Teo Tong Kooi, Neo Poh Kiat and Tan Aik-Leang (incorporated herein by reference to the Form 20-F FY 2003).

4.11	Agreement between the Company and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY 2003).

4.12	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Form 6-K filed by the Company on April 7, 2005).

8.1	Subsidiaries of the Registrant.

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act.

14.1	Consent of Independent Registered Public Accounting Firm.

     The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. We agree to furnish a copy of any such instrument to the SEC upon request.

CHINA YUCHAI INTERNATIONAL LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 and 2004

(With Report of Independent Registered Public Accounting Firm)

Index to Financial Statements

China Yuchai International Limited

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
China Yuchai International Limited

We have audited the accompanying consolidated balance sheets of China Yuchai International Limited (the “Company”) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yuchai International Limited and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 3(i) to the consolidated financial statements.

/s/ KPMG

Certified Public Accountants
Hong Kong,
June 15, 2005

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Rmb and US$ amounts expressed in thousands, except per share data)

			Years ended December 31,
			2002	2003	2004	2004
	Note		Rmb	Rmb	Rmb	US$
Revenues, net (a)	3(k), 26, 31		3,513,047	4,569,950	5,582,095	674,451
Cost of goods sold (a)	4		2,371,080	3,192,794	4,006,886	484,128

Gross profit			1,141,967	1,377,156	1,575,209	190,323
Research and development cost	3	(m)	75,532	94,594	136,960	16,549
Selling, general and administrative expense	3(m), 4, 12, 22, 25	(b)	426,128	561,151	658,320	79,540

Operating income			640,307	721,411	779,929	94,234
Interest expense	3(t), 5		25,144	23,624	31,757	3,836
Other (income)/ expense, net	6		(10,287)	881	(5,682)	(686)

Income before income taxes and minority interests			625,450	696,906	753,854	91,084
Income tax expense	7		83,242	112,924	105,165	12,707

Income before minority interests			542,208	583,982	648,689	78,377
Minority interests in income of consolidated subsidiaries			(129,775)	(145,800)	(157,292)	(19,005)

Net income			412,433	438,182	491,397	59,372

Net earnings per common share
Basic	3	(l)	11.67	12.40	13.90	1.68

Weighted average number of shares	3	(l)	35,340,000	35,340,000	35,340,000	35,340,000

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

(a)	Includes the following income and expenses resulting from transactions with related parties (see Note 25)

	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Revenues, net	2,601	24,957	4,537	548

Cost of goods sold

Purchase of raw materials and supplies in connection with sales to external customers	65,353	93,056	142,829	17,257

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004
(Rmb and US$ amounts expressed in thousands, except per share data)

			December 31,
			2003	2004	2004
	Note		Rmb	Rmb	US$
ASSETS

Current assets

Cash and cash equivalents			631,938	722,672	87,316
Trade accounts receivable, net	8		849,611	875,565	105,788
Amounts due from related companies	9, 25	(d)	55,011	85,614	10,344
Loans to a related company	9, 25	(d)	—	205,000	24,769
Inventories, net	10		877,334	1,346,545	162,695
Prepaid expenses			37,496	58,565	7,076
Other receivables, net	11		8,833	115,414	13,946
Deferred income tax	7		69,026	69,704	8,423

Total current assets			2,529,249	3,479,079	420,357
Property, plant and equipment, net	12		735,641	1,158,931	140,026
Construction in progress	13		397,644	379,035	45,797
Lease prepayments, net	14		78,216	74,767	9,034
Investments	15		5,705	7,053	852
Goodwill	16		212,636	212,636	25,692
Deferred income taxes	7		74,541	72,747	8,788

Total assets			4,033,632	5,384,248	650,546

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities

Short-term bank loans	17	(a)	240,000	430,000	51,954
Current instalments of long-term bank loans	17	(b)	50,000	—	—
Amount due to the holding company	25	(g)	6,208	4,143	501
Amounts due to related companies	9, 25	(d)	25,617	42,686	5,157
Trade accounts payable			731,966	1,089,717	131,663
Income taxes payable	7		47,229	25,387	3,067
Accrued expense and other liabilities	18		396,399	484,920	58,590

Total current liabilities			1,497,419	2,076,853	250,932

Long-term bank loans, excluding current instalments	17	(b)	—	100,000	12,083

Total liabilities carried forward			1,497,419	2,176,853	263,015

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

		December 31,
		2003	2004	2004
	Note	Rmb	Rmb	US$
Total liabilities brought forward		1,497,419	2,176,853	263,015

Minority interests		544,526	724,311	87,514

Stockholders’ equity

Common stock		30,349	30,349	3,667
Ordinary shares US$0.10 par value:
authorized 100,000,000 shares; issued and outstanding 35,340,000 shares at December 31, 2003 and 2004
Special share US$0.10 par value:
authorized 1 share; issued and outstanding 1 share at December 31, 2003 and 2004		—	—	—
Contributed surplus		1,486,934	1,486,934	179,657
Statutory reserves	20	229,920	266,229	32,167
Retained earnings		244,484	699,572	84,526

Total stockholders’ equity		1,991,687	2,483,084	300,017

Commitments and contingencies	21,22

Total liabilities and stockholders’ equity		4,033,632	5,384,248	650,546

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Rmb and US$ amounts expressed in thousands, except per share data)

						Total
		Common	Contributed	Statutory	Retained	stockholders’
		stock	surplus	reserves	earnings	equity
	Note	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2002		30,349	1,486,934	118,684	169,078	1,805,045
Net income		—	—	—	412,433	412,433
Transfer to statutory reserves	20	—	—	52,122	(52,122)	—
Dividend declared (US$0.19 per share)		—	—	—	(55,575)	(55,575)

Balance at December 31, 2002		30,349	1,486,934	170,806	473,814	2,161,903
Net income		—	—	—	438,182	438,182
Transfer to statutory reserves	20	—	—	59,114	(59,114)	—
Dividend declared (US$2.08 per share)		—	—	—	(608,398)	(608,398)

Balance at December 31, 2003		30,349	1,486,934	229,920	244,484	1,991,687
Net income		—	—	—	491,397	491,397
Transfer to statutory reserves	20	—	—	36,309	(36,309)	—

Balance at December 31, 2004		30,349	1,486,934	266,229	699,572	2,483,084

Balance at December 31, 2004 (in US$)		3,667	179,657	32,167	84,526	300,017

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Cash provided by operating activities
Net income	412,433	438,182	491,397	59,372
Adjustments to reconcile net income to net cash provided by operating activities:
- Depreciation and amortization of property, plant and equipment, and lease prepayments	118,872	125,519	132,789	16,045
- Impairment of property, plant and equipment	23,120	12,405	—	—
- Loss on disposal of property, plant and equipment	7,276	3,359	12,998	1,571
- Deferred income taxes	(31,221)	6,253	1,116	135
- Minority interests	129,775	145,800	157,292	19,005
Decrease/(increase) in assets
- Inventories, net	(298,560)	(34,105)	(469,211)	(56,692)
- Amounts due from related companies, net	20,926	(36,446)	(5,534)	(669)
- Trade accounts receivable, net	(229,346)	153,524	(25,954)	(3,136)
- Prepaid expenses	79,577	64,752	(21,069)	(2,546)
- Other receivables	8,631	9,885	(106,581)	(12,877)
Increase/(decrease) in liabilities
- Trade accounts payable	279,588	103,065	357,751	43,225
- Income taxes payable	53,260	(11,181)	(21,842)	(2,639)
- Accrued expense and other liabilities	92,843	90,154	88,521	10,695
- Amount due to holding company	(7,674)	4,108	(2,065)	(249)

Net cash provided by operating activities	659,500	1,075,274	589,608	71,240

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (CONTINUED)
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Cash flow from investing activities
Purchase of property, plant and equipment, lease prepayments and construction in progress	(174,850)	(372,775)	(552,902)	(66,804)
Proceeds from disposal of property, plant and equipment	686	402	5,883	711
Loans to related company	—	—	(205,000)	(24,769)
Purchase of investment	—	—	(1,348)	(163)

Net cash used in investing activities	(174,164)	(372,373)	(753,367)	(91,025)

Cash flow from financing activities
Proceeds from short-term bank loans	135,000	230,000	330,000	39,872
Proceeds from short-term borrowing from a related party	—	8,000	—	—
Proceeds from long-term bank loans	—	—	100,000	12,082
Repayment of short-term bank loans	(225,000)	(125,000)	(190,000)	(22,957)
Repayment of long-term bank loans	(40,000)	(130,000)	—	—
Repayment of short-term borrowing from a related company	—	—	(8,000)	(966)
Capital contribution from minority stockholders	—	—	31,000	3,746
Dividend paid by subsidiaries to minority stockholders	(62,829)	(88,765)	(8,507)	(1,028)
Dividend paid to stockholders	(58,500)	(608,398)	—	—

Net cash (used in)/ provided by financing activities	(251,329)	(714,163)	254,493	30,749

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (CONTINUED)
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Net increase/(decrease) in cash and cash equivalents	234,007	(11,262)	90,734	10,964
Cash and cash equivalents at beginning of year	409,193	643,200	631,938	76,352

Cash and cash equivalents at end of year	643,200	631,938	722,672	87,316

Supplemental disclosures of cash flow information
Cash paid during the year for:
- Interest, net of amount capitalized	25,144	23,624	31,757	3,836
- Income taxes	61,203	117,852	125,891	15,211

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Rmb and US$ amounts expressed in thousands, except per share data)

1	Background and principal activities

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

The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai (“Foreign Shares of Yuchai”). Guangxi Yuchai Machinery Group Company Limited (“State Holding Company”), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai (“State Shares of Yuchai”).

In December 1994, the Company issued a special share (the “Special Share”) at par value of US$0.10 to Diesel Machinery (BVI) Limited (“DML”), a company controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited (“HLC”). The Special Share entitles its holder to designate the majority of the Company’s Board of Directors (six of eleven). The Special Share is not transferable except to Hong Leong Asia Ltd. (“HLA”), the holding company of HLC, or any of its affiliates. During 2002, DML transferred the Special Share to HL Technology Systems Pte Ltd (“HLT”), a subsidiary of HLC.

Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited (“YMMC”), Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited (“GYSPM”) and Yuchai Express Guarantee Co. Ltd (“YEGCL”). YMMC and GYSPM were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL, was established on March 26, 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favour of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. As at December 31, 2004, Yuchai holds an equity interest of 71.83%, 97.14% and 76.92% respectively in these companies. As at December 31, 2004, YMMC had direct controlling interests in twenty-one (2003: twenty-two) subsidiaries, which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC.

During the year ended 2004, a subsidiary of YMMC has been reclassified from a subsidiary to an affiliated company of the Company due to a change in the composition of its stockholders in September 2004 (see Note 15). The results of operation of this subsidiary have been consolidated with those of the Company and its subsidiaries up to the date of change.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

2	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This basis of accounting differs from that used in the statutory financial statements of Yuchai, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to joint stock companies as promulgated by the Ministry of Finance of the PRC (“PRC GAAP”).

3	Summary of significant accounting policies and practices

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and those entities that the Company has determined it has a direct or indirect controlling financial interests (together, the “Group”). All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, the Company considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Company’s cash is restricted as to withdrawal. See Note 27 for discussion of restrictions on the Renminbi.

(c)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced value of goods sold after deduction of trade discounts and allowances, if any. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on its historical write-off experience and by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure, except for outstanding bills discounted with banks, that are subject to recourse for non-payment (see Note 22(f)).

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(d)	Inventories, net

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labor and an attributable portion of production overheads.

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Buildings	30 to 40 years
Machinery and equipment	5 to 15 years

(f)	Construction in progress

Construction in progress represents factories under construction and plant and machinery pending installation. All direct costs relating to the acquisition or construction of buildings and plant and machinery, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

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

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(h)	Investments

An affiliated company is an entity in which the Company has the ability to exercise significant influence in its financial and operating policy decisions, but does not have a controlling financial interest.

Investments in the common stock of affiliates are accounted for by the equity method.

Other investments consist of unlisted equity securities in which the Company does not have the ability to exercise significant influence. These investments are accounted for under the cost method. The Company determined that it is not practicable to estimate the fair values of these investments. However, the Company did not observe any events or changes in circumstances that would have resulted in the fair value being significantly less than its carrying amount.

The Company recognizes an impairment loss when the decline in fair value below the carrying value of its investments is considered other than temporary.

(i)	Foreign currency transactions

Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China at the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at rates quoted by the People’s Bank of China ruling at the balance sheet date. The resulting exchange differences are recorded in the statements of income in the line item “Other (income)/expense, net” (see note 6).

The Company’s functional and reporting currency is Renminbi, which is also the local functional currency of Yuchai and its subsidiaries. There are no subsidiaries that use a different functional currency.

For the United States dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts were translated into United States dollars at the rate of US$1.00 = Rmb 8.2765, the rate quoted by the People’s Bank of China at the close of business on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2004 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statement of income in the financial year that includes the enactment date.

(k)	Revenue recognition

The Company recognizes revenue on product sales when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

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

Guarantee fees received or receivable for a guarantee issued are recorded in “Accrual expenses and other liabilities” based upon the estimated fair value of the guaranty obligation, and are amortized into revenue over the respective terms of the guarantees on a straight line basis.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(l)	Basic earnings per share

Basic earnings per share (“EPS”) is computed by dividing income attributable to common shares by the weighted average number of common shares outstanding for the period.

The basic EPS reconciliation of the Company is computed as follows:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Net income attributable to common shares	412,433	438,182	491,397	59,372

Basic earnings per share
- Weighted average common shares outstanding during the year	35,340,000	35,340,000	35,340,000	35,340,000

- Basic earnings per share of common shares	11.67	12.40	13.90	1.68

There were no dilutive securities outstanding during any periods presented.

(m)	Advertising, research and development costs

Advertising, research and development costs are expensed as incurred. Advertising cost included in “Selling, general and administrative expense”, amounted to Rmb 31,935, Rmb 40,961 and Rmb 48,725 (US$5,887), respectively, for the years ended December 31, 2002, 2003 and 2004.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(n)	Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other intangible Assets. Goodwill acquired in a purchase business combination are not amortized, but instead tested for impairment at least annually and if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon a combination of factors, including market-based multiples of earnings, discounted future cash flows, and the individual characteristics of the market in which it operates. In the case that the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets is deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. The results of the impairment testing in 2002, 2003 and 2004 did not result in any impairment.

(o)	Product warranty

The Company provides, at the time the product is sold, for the estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, which the Company provides free repair and replacement. Warranties generally extend for a duration (12 months to 18 months) or mileage (80,000 kilometres to 180,000 kilometres), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year-end.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(p)	Segmental reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Management of the Company has determined that it has one operating segment, which is the manufacture and sales of diesel engines. The Company conducts substantially all of its operations within the PRC.

(q)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of long-lived assets including goodwill; provisions for inventories; valuation allowances for receivables; and obligations for warranty costs. Actual results could differ from those estimates.

(r)	Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment, and prepaid land use rights, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(s)	Commitments and contingencies

Liabilities for loss contingencies, including arising from claims, assessments, litigation, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(t)	Sales of trade accounts receivable

The Company sells trade accounts and bills receivables to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the trade accounts receivables. The sales of the trade accounts receivables were accounted for under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Accordingly, trade accounts and bills receivables are derecognized, and the Company records a discount equal to the difference between the carrying value of the trade accounts and bills receivables and cash received. The Company has received proceeds for the sales of the trade accounts and bills receivables of Rmb 703,416, Rmb 1,730,627 and Rmb 2,380,569 (US$287,630), for the years ended December 31, 2002, 2003 and 2004, respectively. The Company has recorded discount of Rmb 6,768, Rmb 22,042 and Rmb 31,709 (US$3,831) in respect of sold trade accounts and bills receivables for the years ended December 31, 2002, 2003 and 2004, respectively, which have been included in interest expense.

(u)	Comprehensive income

The Group had no other comprehensive income for the years ended December 31, 2002, 2003 and 2004.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(v)	Recently adopted accounting standards

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

The Company has evaluated the impact of applying FIN 46R and concluded that it has no interest in any VIEs which are within the scope of this statement as of December 31, 2003 and 2004.

(w)	Recently issued accounting standards

SFAS No. 151

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will adopt the provisions of this Statement for inventory costs incurred on or after January 1, 2006. Management is currently evaluating the implication of this Statement. Given the production lines of Yuchai have generally reached the normal capacity and there was no idle production facilities in 2004, the Company expects that the application of this Statement will have no material effect on the Company’s 2006 consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(w)	Recently issued accounting standards (continued)

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after June 15, 2005. The Company does not anticipate entering into any nonmonetary asset exchanges in the near future. Therefore, the application of this Statement is not expected to have any effect on the Company’s consolidated financial statements.

4	Depreciation, amortization, sales commissions, shipping and handling expenses

Depreciation of property, plant and equipment and amortization of lease prepayments are included in the following captions:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Cost of goods sold	93,237	88,737	84,907	10,258
Selling, general and administrative expense	25,635	36,782	47,882	5,787

	118,872	125,519	132,789	16,045

Sales commissions to sales agents are included in the following caption:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expense	17,721	16,724	11,564	1,397

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

4	Depreciation, amortization, sales commissions, shipping and handling expenses (continued)

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expense	49,696	64,991	86,163	10,411

5	Interest cost

The Company capitalizes interest charges as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2002, 2003 and 2004:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Interest cost capitalized	4,598	12,146	19,701	2,381
Interest cost charged to statements of income	25,144	23,624	31,757	3,836

Total interest cost incurred	29,742	35,770	51,458	6,217

6	Other (income)/expense, net

Other (income)/expense, net consist of:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Interest income	(4,664)	(3,587)	(3,286)	(397)
Foreign exchange loss, net	639	27	38	5
Dividend income from other investments	—	—	(4,591)	(555)
Other	(6,262)	4,441	2,157	261

	(10,287)	881	(5,682)	(686)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

7	Income taxes

Bermuda tax

The Company is incorporated under the laws of Bermuda and, under the current Bermuda laws, is not subject to tax on income or capital gains.

The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its stockholders, other than stockholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profit, income or any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax at least until the year 2016.

PRC income tax

As Yuchai is a Sino-foreign enterprise in the Western Region of the PRC that is engaged in an encouraged industry, its PRC statutory income tax rate is 15% in 2002, 2003 and 2004 under the relevant PRC income tax laws.

The PRC income tax rates of Yuchai’s subsidiaries under the relevant PRC income tax laws are 15% to 33% in 2002, 2003 and 2004.

Income tax expense in the consolidated statements of income consists of:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Current tax expense	114,463	106,671	104,049	12,572
Deferred tax (benefit)/ expense	(31,221)	6,253	1,116	135

	83,242	112,924	105,165	12,707

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

7	Income taxes (continued)

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2004 for the following reasons:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Computed “expected” tax expense	93,818	104,536	113,078	13,663
Adjustments resulting from:
- Non-deductible staff expenses	401	256	81	10
- Non-deductible business entertainment	442	—	—	—
- Other non-deductible expenses	88	976	390	47
- Deductible expenses previously recognized as non-deductible items (see Note 1)	(13,358)	—	—	—
- Additional deductions on approved research and development costs (see Note 2)	—	—	(4,091)	(494)
Tax credit relating to purchases of equipment domestically produced in the PRC (see Note 3)	—	—	(12,093)	(1,461)
- Rate differential of subsidiaries	1,851	7,156	7,800	942

Total tax expense	83,242	112,924	105,165	12,707

Notes:

(1)	Prior to 2002, certain expenses totalling Rmb 89,053 approved by the relevant tax authorities were previously reflected as non-deductible expenses in the period in which they were recorded. During the year ended December 31, 2002, deductibility of such expenses was agreed to with the tax authorities.

(2)	Pursuant to relevant PRC tax regulations, Yuchai is entitled to an additional tax deduction based on 50% of approved research and development costs.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

7	Income taxes (continued)

Notes: (continued)

(3)	Pursuant to relevant PRC tax regulations, Yuchai is entitled to a tax credit relating to purchases of equipment domestically produced in the PRC. The Company recognises the tax credit as a reduction of income tax expense when the Company obtains the approval from relevant tax authorities.

(4)	All income before taxes and income tax expense is from PRC sources.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2003 and 2004 are presented below:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Trade accounts receivable	23,658	26,006	3,143
Inventories	12,616	6,678	807
Property, plant and equipment	72,594	69,247	8,367
Accrued expense and other liabilities	32,752	37,020	4,473
Tax losses carried forward	1,947	3,500	421

Total deferred tax assets	143,567	142,451	17,211

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax losses carried forward utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material revisions to the valuation allowance of deferred tax assets. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately Rmb 949,672 (US$114,743). Taxable income for the years ended December 31, 2002, 2003 and 2004 amounted to Rmb 692,542, Rmb 684,408 and Rmb 693,660 (US$83,811), respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible and tax losses carried forward utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax losses carried forward at December 31, 2004.

At December 31, 2004, a subsidiary of the Company has net operating loss carryforwards for PRC income tax purposes of Rmb 23,333 (US$2,819), which are available to offset future PRC taxable income, if any, through 2009.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

8	Trade accounts receivable, net

Trade accounts receivable, net comprise:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Trade accounts receivable	526,052	504,429	60,947
Less: Allowance for doubtful accounts	94,423	107,457	12,984

	431,629	396,972	47,963
Bills receivable	417,982	478,593	57,825

	849,611	875,565	105,788

     An analysis of the allowance for doubtful accounts for 2002, 2003 and 2004 is as follows:

	December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	164,924	158,075	94,423	11,408
Add:
Charge to statements of income	—	—	13,034	1,576
Less:
Written back to statements of income	6,849	493	—	—
Doubtful debts written off	—	63,159	—	—

Balance at end of year	158,075	94,423	107,457	12,984

At December 31, 2003 and 2004, gross trade accounts receivable due from a major customer, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”), were Rmb 242,376 and Rmb 142,788 (US$17,252), respectively. In establishing the allowance for doubtful accounts, the Company considered all known facts and conditions of its customer base, and the general macroeconomic conditions in the PRC. See Note 31 for further discussion of business concentration risk.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

9	Amounts due from/to related companies

Amounts due from related companies comprise:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Due within one year	55,011	85,614	10,344

Amounts due to related companies comprise:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Due within one year	25,617	42,686	5,157

Related companies include State Holding Company and its subsidiaries and associated companies. At December 31, 2004, the amounts due from/to related companies are unsecured, interest free and arose principally from transactions as disclosed in Note 25(d). All amounts due from/to related companies are payable on demand.

Designated loans to Yuchai Marketing and Logistic Company Limited (“YMLC”), totalling Rmb 205,000 (US$24,769), are carried at an annual interest rate of 5.58% (see Note 25(d)). The designated loans are guaranteed by Coomber Investment Limited (“Coomber”) and State Holding Company, the stockholders of YMLC. The loans to YMLC mature on December 2, 2005.

At December 31, 2003, a loan from State Holding Company, totalling Rmb 8,000 with an annual interest rate of 5.04% was included in related companies balances. The loan was repaid in 2004.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

10	Inventories, net

Inventories comprise:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Raw materials	507,147	699,132	84,472
Work in progress	105,732	141,659	17,116
Finished goods	264,455	505,754	61,107

	877,334	1,346,545	162,695

11	Other receivables, net

Other receivables, net comprise:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
VAT recoverable (see Note 1)	—	91,977	11,114
Staff loans	3,312	8,476	1,024
Staff advance	3,116	3,306	399
Receivable for factoring (see Note 2)	—	6,845	827
Other	2,405	4,810	582

	8,833	115,414	13,946

Notes:

(1)	The VAT recoverable mainly represents a delay in the input VAT approval by the local tax bureau, totalling Rmb 80,896 (US$9,774), as a result of a change in the tax administration of the local tax bureau in December 2004. The amount was subsequently settled in January 2005.

(2)	In December 2004, Yuchai sold trade accounts receivable of Rmb 64,827 (US$7,833) to a commercial bank. The balance represented 10% of the sales amount withheld by the bank that will be released to the Company upon the settlement of the trade accounts receivable. The amount withheld represents the full amounts which may be claimed by the bank pursuant to recourse provisions.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

12	Property, plant and equipment, net

Property, plant and equipment, net comprise:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Buildings	510,034	640,608	77,400
Machinery and equipment	1,246,970	1,583,077	191,273

	1,757,004	2,223,685	268,673
Less: Accumulated depreciation and impairment loss	1,021,363	1,064,754	128,647

Net property, plant and equipment	735,641	1,158,931	140,026

In 2003, management determined that certain property, plant and equipment would no longer be used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets were therefore reduced to their estimated fair value. Impairment loss of Rmb 12,405 has been included in “Selling, general and administrative expense” in 2003. Certain of those assets were sold at a loss during 2004. Management has conducted an impairment review on the conditions of the remaining property, plant and equipment and no additional impairment loss was deemed necessary in 2004.

All of Yuchai and its subsidiaries’ buildings are located in the PRC.

As of December 31, 2003 and 2004, certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb 236,995 and Rmb 172,630 (US$20,858), respectively, were pledged as security under certain loan arrangements respectively (see Note 17). Certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb 11,652 were pledged as security under corporate guarantee arrangements to State Holding Company as of December 31, 2003. Such corporate guarantee arrangements was released in 2004.

Loss on disposal of property, plant and equipment for the years ended December 31, 2002, 2003 and 2004 is included in “Selling, general and administrative expense” as follows:

	December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Loss on disposal of property, plant and equipment	7,276	3,359	12,998	1,571

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

12	Property, plant and equipment, net (continued)

The Company has several non-cancellable operating leases, primarily for offices and warehouses that expire over the next four years. These leases generally contain renewal options for periods ranging from one year to three years.

Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2004 are:

	Operating lease payments
December 31,	Rmb	US$
2005	690	84
2006	429	51
2007	216	26
2008	82	10

	1,417	171

Rental expense for operating leases is included in “Selling, general and administrative expense” as follows:

	December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Rental expense	4,241	5,159	9,232	1,115

13	Construction in progress

Construction in progress comprises capital expenditures and capitalized interest charges relating to the following construction of facilities and assembly lines projects:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Diesel engine production line and facilities projects	119,045	211,418	25,544
Factories auxiliary facilities	31,216	86,134	10,407
Office building	49,092	—	—
Second foundry	174,670	29,570	3,573
Others	23,621	51,913	6,273

	397,644	379,035	45,797

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

14 Lease prepayments, net

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Lease prepayments	99,111	99,111	11,975
Less: Accumulated amortization	20,895	24,344	2,941

Lease prepayments, net	78,216	74,767	9,034

The land on which the Company’s buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land.

As of December 31, 2003, land use rights of Yuchai with a carrying amount of Rmb 14,914 were pledged as security under certain short-term bank loan arrangements. The security was released in 2004 (see Note 17(a)).

Certain land use right of Yuchai with a carrying amount of Rmb 5,480 was pledged as security under corporate guarantee arrangements to State Holding Company as of December 31, 2003. Such corporate guarantee arrangements were released in 2004.

15 Investments

Investments are analyzed as below:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Equity in affiliated companies	—	518	63
Other investments, at cost	5,705	6,535	789

Total	5,705	7,053	852

16 Goodwill

Goodwill represents the acquisition cost of Yuchai in excess of the estimated fair value of its net assets. There is no change in the carrying amount of goodwill for the years ended December 31, 2002, 2003 or 2004.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

17 Debt

(a) Short-term bank loans

     Short-term bank loans were denominated in Renminbi as follows:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Rmb denominated loans	240,000	430,000	51,954

The weighted average interest rate of short-term bank loans at December 31, 2003 and 2004 was 4.98% and 5.28% per annum, respectively.

As of December 31, 2003, short-term bank loans of Rmb 10,000 were secured by the pledge of land use rights (see Note 14). As of December 31, 2003 and 2004, short-term bank loans of Rmb 60,000 and Rmb 50,000 (US$6,041), respectively, were secured by the pledge of certain of Yuchai’s plant and equipment (see Note 12).

(b) Long-term bank loans

     Yuchai’s long-term bank loans comprise:

	Interest rate
	at
	December	December 31,
	31,2004	2003	2004	2004
	(per annum)	Rmb	Rmb	US$
Rmb denominated loans:
- due in 2005	5.94%	50,000	—	—
- due in 2006	4.94% - 5.49%	—	100,000	12,083

Total long-term bank loans outstanding		50,000	100,000	12,083
Less: Amounts due within 1 year included under current liabilities		50,000	—	—

Amounts due after 1 year		—	100,000	12,083

As of December 31, 2003, long-term bank loans totalling Rmb 50,000 were secured by certain Yuchai’s plant and equipment (see Note 12). All long-term bank loans were unsecured as of December 31, 2004.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

18 Accrued expense and other liabilities

     Accrued expense and other liabilities comprise:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
VAT payable	7,086	—	—
Deposits from customers	41,342	54,165	6,544
Staff welfare payable (see Note)	15,041	15,041	1,817
Allowance for product warranty (see Note 19)	101,215	126,114	15,238
Wages payable	77,216	110,577	13,360
Management bonus payable (see Note 25(h))	33,492	36,574	4,419
Payable for construction in progress	24,848	39,139	4,729
Accrued research and development expense	9,497	16,472	1,990
Accrued advertising expense	8,249	7,225	873
Accrued payable for lawsuit compensation (see Notes 22(c) and 22(d))	15,268	15,268	1,845
Accrued legal fee and other professional fee	3,829	2,762	334
Individual income tax withholding	3,978	8,161	986
Other accrual and liabilities	55,338	53,422	6,455

	396,399	484,920	58,590

Note:	Staff welfare payable is determined by Yuchai’s Board of Directors. The payable can be applied towards the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories and staff welfare facilities.

19 Allowance for product warranty

     An analysis of the allowance for product warranty for 2002, 2003 and 2004 is as follows:

	December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	29,699	66,864	101,215	12,230
Allowance charged to statements of income	127,058	162,369	190,205	22,981
Less: Allowance utilized	89,893	128,018	165,306	19,973

Balance at end of year	66,864	101,215	126,114	15,238

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

20 Statutory reserves

Yuchai and its subsidiaries follow PRC GAAP in the preparation of their accounting records and PRC GAAP statutory financial statements. PRC GAAP requires Yuchai and its subsidiaries to provide for certain statutory reserves which are designated for specific purposes. Such reserves are not distributable in the form of cash dividends (see Note 28).

Article 177 of the Company Law of the PRC requires companies to allocate 10% of their annual net income to their statutory general reserve and 5% to 10% to their statutory public welfare fund. Yuchai and its subsidiaries made total appropriations of 15% of its net income to the statutory reserves for the years ended December 31, 2002, 2003 and 2004. For the purpose of calculating the transfers to reserves, net income is determined based on the net profit reported in the PRC GAAP financial statements.

The Company’s attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2004 is as follows:

	December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Statutory general reserve (see Note (a))

Balance at January 1	81,953	116,702	156,111	18,861
Transfer from statements of income	34,749	39,409	13,930	1,684

Balance at December 31	116,702	156,111	170,041	20,545

Statutory public welfare fund (see Note (b))

Balance at January 1	11,025	28,398	48,103	5,812
Transfer from statements of income	17,373	19,705	22,379	2,704

Balance at December 31	28,398	48,103	70,482	8,516

General surplus reserve (see Note (c))
Balance at January 1 and December 31	25,706	25,706	25,706	3,106

Total	170,806	229,920	266,229	32,167

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

20 Statutory reserves (continued)

     Notes:

(a)	In accordance with the relevant regulations in the PRC, the 10% appropriations to the statutory general reserve are required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to stockholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(b)	Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to stockholders.

(c)	Yuchai and its subsidiaries shall transfer from the statutory public welfare fund to the general surplus reserve an amount equal to the cost of assets acquired during the year for the collective welfare of its employees. These assets belong to Yuchai and its subsidiaries, and depreciation expense and any profit or loss on disposal will be reflected in the statements of income. On disposal of these assets, the original transfers to this reserve should be reversed to the statutory public welfare fund. As of December 31, 2003 and 2004, the carrying amounts of assets acquired utilizing the statutory public welfare fund amounted to Rmb 22,534 and Rmb 20,786 (US$2,511), respectively.

21 Commitments

     As of December 31, 2003 and 2004, Yuchai had the following commitments:

	December 31,
	2003	2004	2004
	Rmb	Rmb	US$
Authorized and contracted for:

Improvement to existing production facilities	66,825	373,397	45,115
Construction of office building	17,048	—	—

	83,873	373,397	45,115

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

22 Contingencies

(a) Product liability

The General Principles of the Civil Law of China and the Industrial Product Quality Liability Regulations imposes that manufacturers and sellers are liable for loss and injury caused by defective products. Yuchai and its subsidiaries do not carry product liability insurance. Yuchai and its subsidiaries have not had any significant product liability claims brought against them.

(b) Environmental liability

In accordance with the relevant environment protection laws in the PRC, the manufacturing and sales of EURO I engines in major urban area became unlawful after December 31, 2004. After that date, only engines equipped with EURO II engines can be sold and used in major urban area. Management expects the compliance with applicable environment protection laws will not have any material adverse impact to Yuchai and its subsidiaries.

(c) Dispute with Yulin Road Bureau

In 2002, Yuchai was involved in legal proceedings instituted by the Yulin Road Bureau against Yuchai and Nanning Hengji Company, an unrelated third party. In these proceedings, the Yulin Road Bureau sought payment of Rmb 7,259 from Yuchai and Nanning Hengji Company, which allegedly represents the construction cost of a road built by the Yulin Road Bureau near Yuchai’s factory. At trial, a Yulin court ordered Yuchai and Nanning Hengji Company to pay Rmb 4,595 to the Yulin Road Bureau. Yuchai appealed this decision to a Guangxi court and Yuchai won this appeal. The Yulin Road Bureau subsequently further appealed and was successful, resulting in a retrial of this case being ordered by the courts. A date for the retrial has not yet been fixed. The Company has previously recorded a provision of Rmb 4,595 as at December 31, 2003 which was included in “Accrued expense and other liabilities”. The Company has retained the provision of Rmb 4,595 (US$555) as at December 31, 2004 as such amount represents the Company’s best estimate of the probable loss.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

22 Contingencies (continued)

(d) Dispute with Bank of China

In 2003, the Yulin Branch of Bank of China (“BOC”) initiated legal proceedings to recover Rmb 6,603 from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to the BOC in 1993 to secure a loan of US$550 to Great Wall Machinery Plant (“Great Wall”). At trial, a Yulin court ruled that if Great Wall could not repay the loan Yuchai would be liable to the BOC. Yuchai subsequently appealed, but lost the appeal. In January 2004, State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee. Based on the advice of the Company’s legal counsel, the Company has recorded a loss contingency equal to the amount of the claim, which has been offset by amounts to be reimbursed by State Holding Company. The amount due to BOC and the amount due from State Holding Company have been recorded in “Accrued expense and other liabilities” and “Amounts due from related companies”, respectively, as at December 31, 2003 and 2004.

(e) Guarantees

During 2004, YEGCL guaranteed borrowings of Rmb 7,605 (US$919) granted by commercial banks to unrelated parties. The borrowings are due in equal monthly or quarterly instalments through one to two years. The guarantees were made to individual persons who applied for mortgage loans from commercial banks to purchase automobiles equipped with diesel engines produced by Yuchai. The guarantees are for the entire amount and term of the borrowings. In return, YEGCL receives a premium fee amounted to 1% to 3% of the amount of borrowings. All guarantees are secured by automobiles totalling Rmb 11,693 (US$1,413) at December 31, 2004. If the individual defaults on payment, YEGCL would have to perform under the guarantees. It is reasonably possible that YEGCL would be required to make payment under its guarantees. As of December 31, 2004, the maximum amount of undiscounted payments that YEGCL would have to make in the event of default is Rmb 7,422 (US$897). Pursuant to the requirements of FIN 45, the Company accrued Rmb 220 (US$27) related to its stand ready obligation under the guarantee arrangement. This amount recognized is equal to the premium received or receivable and is amortized on a straight line basis over the term of guarantees. The amortized amount of Rmb 14 (US$2) was recorded as revenue. The balance of the accrual, which is included in “Accrued expenses and other liabilities”, was Rmb 206 (US$25) as of December 31, 2004. No amount have been accrued as a loss contingency related to these guarantees because payment by YEGCL is not probable.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

22 Contingencies (continued)

(f) Outstanding bills discounted

As of December 31, 2003 and 2004, outstanding bills discounted with banks for which the Company has retained a recourse obligation totalled Rmb 729,580 and Rmb 1,117,750 (US$135,051), respectively.

(g) Outstanding letter of credits

As of December 31, 2003 and 2004, the Company issued irrevocable letters of credit of Rmb 171,963 and Rmb 165,874 (US$20,042), respectively.

(h) Other outstanding litigation

In addition to the matters disclosed in Notes 22(c) and 22(d), the Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

23 Dispute with State Holding Company

The Company has from time to time encountered difficulties in obtaining the cooperation of the State Holding Company and Mr Wang Jianming in the daily management and operation of Yuchai, including obtaining payments of the Company’s share of the final 2001 dividend declared in August 2002. Mr Wang Jianming is the chairman, legal representative and chief executive officer of Yuchai, as well as the chairman and legal representative of the State Holding Company, the principal Chinese shareholder (the “Chinese stakeholders”).

The Chinese stakeholders have asserted that the transfer of ownership of shares with respect to Yuchai in November 1994, in connection with the Company’s initial public offering (“IPO”), was not validly approved by the Chinese authorities, and that as a result thereof its exercise of control over Yuchai has been improper.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

23 Dispute with State Holding Company (continued)

As a result of a number of meetings between the parties in dispute and ongoing discussions, the Company and the minority shareholders entered into an agreement in July 2003 (the “July 2003 Agreement”) to work together in trying to jointly promote mutual plans to enhance the Company’s shareholder value. The parties to July 2003 Agreement and their advisors had actively sought to agree on a restructuring plan for the Company, possibly including, to the extent permitted by applicable laws and regulations, by way of (1) creating an new Yuchai holding company and spinning it off (along with all of the Yuchai shares it owns) to the Company’s shareholders in proportion to their economic interests and the listing of the new Yuchai holding company (without any golden or special share) on an international capital market; and (2) restructuring and/or recapitalizing the assets and capital of the Company so as to allow the Company to maintain its New York Exchange listing.

In 2004, discussions with the Chinese stakeholders including Coomber and their respective professional advisors regarding implementation of the July 2003 Agreement have continued. Proposals and counter-proposals for the potential spin-off of Yuchai had been presented and were under discussion by the respective parties.

On December 5, 2004, Mr Wang Jianming on behalf of State Holding Company, wrote to the Company indicating that unless a restructuring proposal was agreed by January 1, 2005, the Chinese stakeholders might conclude that the July 2003 Agreement could not be implemented. On February 15, 2005, Coomber, Goldman Industrial Limited, Zhong Lin Development Company and State Holding Company (collectively “Reporting Persons”) filed an amended Schedule 13D reporting beneficial ownership of 8,601,550 shares, or 24.3% of the Company to reassert that the Company’s failure to confirm its relationship with Yuchai under Chinese laws and unable to substantiate its claim that the Company’s majority ownership of, and HLA’s right to control Yuchai, have received the government approvals required by Chinese laws. The filing also mentioned that, as part of the July 2003 Agreement, the Company agreed that, pending the implementation of the July 2003 Agreement, directors nominated by Coomber Investment Limited and State Holding Company would constitute a majority of Yuchai’s Board. The Reporting Persons also concluded that the shareholders meeting on December 6, 2004 held by the Company, which was attended solely by the holders of Foreign Shares of Yuchai was invalid.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

23 Dispute with State Holding Company (continued)

In response to the Schedule 13D filed by the Reporting Persons on February 15, 2005, the Company filed a Form 6K on April 1, 2005. The Company disagreed with the Reporting Persons’ claims that the Company had failed to confirm its relationship with Yuchai under Chinese laws and that the Company’s majority ownership of, and HLA’s right to control Yuchai, have not received the government approvals required by Chinese laws for the following reasons:

-	the Company has obtained independent legal opinions from two independent Chinese law firms, confirming all necessary contents and/or approvals of the governmental or regulatory agencies or bodies in the PRC having jurisdiction over Yuchai were obtained at the time of IPO;

-	the signing of various underwriting, share subscription and indemnification agreements and other transaction documents in connection with the IPO by Mr Wang Jianming at the time of IPO under the authorization of Yuchai, which each document contemplated the indirect majority ownership of and control over Yuchai by the Company and the existence of the Special Share issued by the Company;

-	the notification of the IPO to China Securities Regulatory Commission and the Ministry of Foreign Trade and Economic Cooperation at the time of IPO; and

-	the unchanged ownership structure since the IPO.

On April 7, 2005, the Company entered into a Reorganization Agreement (“Reorganization Agreement”) with Yuchai and Coomber in furtherance of the terms of the July 2003 Agreement, and the terms of such agreement were acknowledged and agreed to by the State Holding Company. The principle terms contained in the Reorganization Agreement are as follows:

(a) Governance related issues

(i)	Yuchai affirmed the rights of the Company’s six wholly-owned subsidiaries (collectively the “CYI Group”) as shareholders of Yuchai and further affirmed CYI Group’s continued rights as majority shareholders to direct the management and policies of Yuchai through its board of directors;

(ii)	Yuchai acknowledged and confirmed that its board is comprised of nine directors nominated by the holders of the Foreign Shares of Yuchai and four directors nominated by the holders of the States Shares of Yuchai;

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

23 Dispute with State Holding Company (continued)

       (a) Governance related issues (continued)

(iii)	Yuchai would immediately establish a financial sub-committee and other relevant committees contemplated by the Articles of Association of Yuchai;

(iv)	Yuchai agreed that it would seek the requisite shareholders approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements, including the revised and restated Articles of Association of Yuchai as approved by its directors and shareholders in 1996 and other constitutive documents;

(v)	within 30 days of the Reorganization Agreement, Yuchai would:

-
convene a board and shareholders meeting to approve the steps to be taken by Yuchai and YMLC for the capitalization of the RMB 205,000 (US$24,769) loan as equity capital of YMLC (representing a 67.2 percent interest in the enlarged issued share capital of YMLC), provided that there shall be no adverse consequences to the Restructuring Exercise (as described below). However, the RMB 205,000 (US$24,769) loan would be repaid by YMLC in case the capitalization of the amount would bring adverse consequences to the Restructuring Exercise;

-	convene a board meeting to terminate the sale of the spare parts business of one of its subsidiaries; and

-	convene a board and shareholders meeting to approve the declaration and payment of a dividend for the financial years ended December 31, 2003 and 2004 of RMB 300,000 (US$36,247).

(vi)	promptly upon execution of the Reorganization Agreement, Yuchai would implement the corporate governance guidelines approved by its directors and shareholders on November 1, 2002 and establish an appropriate corporate governance structure conforming to international custom and practice;

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

23 Dispute with State Holding Company (continued)

     (a) Governance related issues (continued)

(vii)	within 30 days of the Reorganization Agreement, Yuchai would give formal effect to the following by taking all necessary steps and causing all necessary documents to be approved, formalized, endorsed, registered and filed with the relevant governmental authorities:

-
the revised and/or restated Articles of Association of Yuchai as approved by its shareholders/directors in 1996 incorporating the corporate governance guidelines approved by its directors and shareholders on November 1, 2002;

-	the constitution of the board of Yuchai; and

-	the compliance programme for the internal controls over financial reporting of Yuchai with respect to section 404 of the Sarbanes-Oxley Act; and

(viii)	Under the terms of the Reorganization Agreement, Yuchai is required to, within 5 business days from the date that an unqualified audit report is issued on the Company’s financial statements in the form substantially similar to that of the unaudited financial statements filed by the Company in its Form 6K dated February 28, 2005, pay to the Company an amount of US$20,000 as consideration for ensuring that Coomber will receive no less than 6,354,911 Newco shares under the Coomber Share Exchange as described in note 23(b)(v) by the Company.

       (b) The Restructuring Exercise

(i)	the Company would cause a new company to be formed in Bermuda (“Newco”) with a board comprising nominees of the Company and Yuchai in the same respective proportions to the holders of Foreign Share of Yuchai and State Shares of Yuchai on Yuchai’s board of directors, with charter documents and officers mutually agreeable to the Company and Yuchai;

(ii)	the Company would contribute its 76.4% indirect interest in Yuchai (i.e. 361,420,150 shares) to Newco in exchange for a number of Newco shares equal to the number of outstanding common shares of the Company at the date of the Reorganization Agreement;

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

23 Dispute with State Holding Company (continued)

     (b) The Restructuring Exercise (continued)

(iii)	Newco would apply to list its shares on the New York Stock Exchange, Inc. (“NYSE”);

(iv)	the Company would use reasonable efforts to acquire assets and/or businesses of such size and which shall have achieved historical operating results of a magnitude sufficient to permit the continued listing of the Company on the NYSE under the listing standards of that exchange after the spin-off exercise as described in Note 23(b)(vii);

(v)	Subject to appropriate regulatory approvals, if any, Coomber would transfer to the Company 6,701,550 unencumbered shares of the Company in exchange for a number of unencumbered Newco shares held by the Company in the same proportion that the 6,701,550 shares of the Company bears to the total number of shares of the Company issued and outstanding at the time of completion of the share exchange (taking into account any new shares of the Company that may arise from the conversion of any of the convertible bonds of the Company outstanding at the date of the Reorganization Agreement but disregarding any new shares of the Company that may be issued after the date of the Reorganization Agreement) (the “Coomber Share Exchange”). Coomber would therefore received no less than 6,354,911 shares in Newco by virtue of the requirements of this paragraph.

(vi)	Subject to appropriate regulatory approvals, and following the completion of the Coomber Share Exchange, the State Holding Company would contribute directly (or indirectly through Coomber or Goldman Industrial Ltd) to Newco all of the shares of Yuchai owned by the State Holding Company (i.e. 104,483,646 shares), in exchange for 10,216,508 new shares of Newco to be issued by Newco;

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

23 Dispute with State Holding Company (continued)

     (b) The Restructuring Exercise (continued)

(vii)	Subject to the terms of the Reorganization Agreement, the Company would distribute all of its Newco shares to its shareholders, pro rata in accordance with their ownership of shares of the Company (the “Spin-off”), provided, however, that the Company may, if necessary, temporarily retain up to 10,000,000 shares of Newco. If any such shares are retained, and subject to the Company obtaining any necessary approval of its shareholders, the Company would:

-
grant to Coomber an irrevocable proxy to vote such shares for the election of directors to the board of Newco for such time as these shares are owned by the Company. Newco will enter into an appropriate registration rights agreement to permit the Company to sell the retained shares to the public at such time as the Company determines that the sale of the retained shares will not affect its listing status on the NYSE;

-	not knowingly sell more than 2,000,000 of such shares to any entity or related group of entities unless the Company has the prior written approval of Coomber;

-
contemporaneous with completion of the Spin-off, Yuchai would pay the Company US$30,000 in cash for the Company’s loss of its controlling interest in Yuchai. No portion of the Newco shares to be distributed to the Company’s shareholders would be distributed in respect of the special share held by HLA;

-
submit the spin-off approval to the shareholders of the Company at a meeting to be called and held for such purpose in accordance with Bermuda law, if necessary. The Company and Yuchai will respectively use reasonable efforts to have HLA and Coomber vote in favour of the spin off at the meeting.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

23 Dispute with State Holding Company (continued)

     (b) The Restructuring Exercise (continued)

(vii)	(continued)

-
within 30 calendars days of the Reorganization Agreement, the Company and Yuchai will jointly engage an internationally reputable financial adviser to (a) assist Newco to apply for the listing of its shares on the NYSE and (b) assist the Company with the implementation of the Spin-off. Any direct and incidental costs and expenses (other than taxes) incurred in connection with such listing and the Spin-off (including any fees payable to the financial adviser, audit, legal and tax advisers) shall be borne or reimbursed by Yuchai monthly. Without limitation to the foregoing, Yuchai would also, within 10 calendar days from the date of this Agreement, pay an advisory fee of US$1,500 to each of the Company and an internationally reputable financial advisor, which is to be appointed, for their advisory assistance rendered in connection with the listing of Newco and the Spin-off and be further responsible to reimburse each of them for all out-of-pocket expenses incurred in connection with such listing and Spin-off.

(viii)	the parties to the Reorganization Agreement acknowledged and accepted that the CYI Group, as majority shareholders of Yuchai and with majority control of the board of Yuchai, may cause the employment of Yuchai’s current Chief Executive Officer to be terminated in accordance with the terms of his employment agreement. The Company acknowledged and accepted, however, that the successful implementation of the Restructuring Exercise would require the continued uninterrupted involvement and participation of Yuchai’s current Chief Executive Officer on and subject to the terms (including remuneration) of his employment agreement. Accordingly, the Company agreed that it would not take any action prior to the completion of the Restructuring Exercise that would interfere with, or cause the termination of, the employment of Yuchai’s current Chief Executive Officer except if he were to be prosecuted or convicted for any activities of a criminal nature.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

23 Dispute with State Holding Company (continued)

     (c) Implementation of the Reorganization Agreement

Up to the date of this report:

(i)	the board and shareholders of Yuchai have, at a duly convened board meeting held on April 21, 2005 and a duly convened shareholders meeting held on May 16, 2005, approved the following principle matters relating to the Reorganization Agreement:

-
the proposed capitalization of YMLC was varied by the board of directors of Yuchai at its meeting on April 21, 2005 and approved by its shareholders. Coomber has assumed the obligation to return RMB165,400 (US$19,984) of the unauthorised RMB205,000 (US$24,769) loan that was made by Yuchai to YMLC and which had been guaranteed by Coomber to Yuchai by December 6, 2005. The remaining RMB39,600 (US$4,785) loan would remain as a loan by Yuchai to YMLC and would only be injected as share capital of YMLC after the successful Spin-off of Yuchai in line with the terms of the Reorganization Agreement;

-	a dividend payment for the financial years ended 31 December 2003 and 2004 in the amount of RMB302,713 (US$36,575);

-	the establishment and appointment of members of three sub-committees under the board, comprising the nominations committee, the remuneration committee and the audit committee;

-
the establishment of a financial committee chaired by Mr Wang Jianming and two directors, designated by the holders of Foreign Shares of Yuchai, to approve all borrowings, guarantees, loans issuance of company debt and investment;

-	the termination of the sales of the spare parts business of one of its subsidiaries;

-	the payment of US$20,000 to the Company pursuant to the Reorganization Agreement;

-
amendments to the Articles of Association of Yuchai as approved by Yuchai’s shareholders/directors in 1996 incorporating the corporate governance guidelines approved by Yuchai’s directors and shareholders on November 1, 2002;

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

23 Dispute with State Holding Company (continued)

     (c) Implementation of the Reorganization Agreement (continued)

Up to the date of this report: (continued)

(i)	the board and shareholders of Yuchai have, at a duly convened board meeting held on April 21, 2005 and a duly convened shareholders meeting held on May 16, 2005, approved the following principle matters relating to the Reorganization Agreement: (continued)

-
the acceptance of the appointment of two newcoming independent directors of Yuchai to replace Mr Gan Khai Choon and Mr Wrixon Frank Gasteen, and confirmed the appointment of three directors appointed by holders of States Shares of Yuchai and six directors appointed by holders of Foreign Shares of Yuchai; and

-	the appointment of one independent director nominated by the holders of State Shares of Yuchai, and three independent directors nominated by the holders of Foreign Shares of Yuchai.

(ii)	an internationally reputable financial adviser has been engaged by Yuchai to assist Newco to apply for the listing of its shares on the NYSE and assist the Company with the implementation of the Spin-off;

(iii)	the Company has received payment of an advisory fee in the amount US$1,500 from Yuchai as provided for under the Reorganization Agreement; and

(iv)	the Company has received its share of the dividend declared and paid by Yuchai in respect of the financial years ended December 31, 2003 and 2004 on May 24, 2005 for amount of US$27,906.

24 Retirement and other postretirement benefits

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in a defined contribution retirement plan organized by the Guangxi Regional Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2002, 2003 and 2004, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government is responsible for the entire obligations of all Yuchai and its subsidiaries’ retirees. Expenses incurred in connection with the plan were Rmb 22,012, Rmb 24,101 and Rmb 29,868 (US$3,609), respectively, for the years ended December 31, 2002, 2003 and 2004. Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other postretirement benefits beyond the annual contributions described above.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

25 Related party transactions

The Company has undertaken significant business transactions with related companies during the three years ended December 31, 2004. The following is a summary of these transactions:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Sales of trucks from customers to Guangxi Yuchai Mechanical and Electronics Company (“GYMEC”) (see Note (a))	—	1,346	753	91
Purchases of trucks from GYMEC to suppliers (see Note (a))	2,657	7,066	2,165	262
Sales of diesel engines and raw materials to State Holding Company, its subsidiaries and associated companies (see Note (d))	2,601	23,611	3,784	457
Purchase of raw materials and supplies from subsidiaries and associated companies of State Holding Company (see Note (d))	65,353	93,056	142,829	17,257
Delivery expense charged by a subsidiary of YMLC (see Note (d))	44,747	62,206	65,468	7,910
General and administrative expenses
- charged by State Holding Company (see Note (b))	24,186	30,607	21,180	2,559
- charged by HLA (see Note (g))	4,200	4,427	4,142	500

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

25 Related party transactions (continued)

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Loan from State Holding Company (see Note (d))	—	8,000	—	—
Interest charged by State Holding Company (see Note (d))	—	34	—	—
Loans to YMLC (see Note (d))	—	—	205,000	24,769
Purchase of trucks from YMLC (see Note (e))	—	—	95,391	11,526
Processing fee to YMLC (see Note (f))	—	—	12,329	1,489

     Notes:

     (a) Sales and purchases of diesel trucks to/from GYMEC

GYMEC was formerly a subsidiary of State Holding Company. It became a subsidiary of YMLC following a share transfer from State Holding Company to YMLC in 2004. During 2003 and 2004, Yuchai received diesel trucks from certain customers as part of the settlement of their trade accounts receivable. Pursuant to an agreement between Yuchai and GYMEC, Yuchai sold such diesel trucks at cost to GYMEC, which owns a business license for selling diesel trucks in the PRC. Yuchai recorded a receivable from GYMEC in connection with the truck sales.

Amount due from GYMEC as at December 31, 2002 was classified as long term receivable and was recorded at its net present value based on a discount rate of 5.94% generally available for similar with banks in the PRC. The amount was subsequently settled. The Company re-negotiated the repayment term of new balance due from GYMEC in 2003 and the amount due from GYMEC is repayable on demand.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

25 Related party transactions (continued)

     Notes: (continued)

     (b) General and administrative expense

State Holding Company charges Yuchai for certain general and administrative expenses in respect of property management services rendered by State Holding Company. The expenses are charged to Yuchai and its subsidiaries by State Holding Company on an actual incurred basis. The Company believes that the expenses charged to Yuchai by State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same amount.

     (c) Assignment of debt to GYMEC

In 2003, the Company entered into a deed of assignment (“the Deed”) whereby one of the Company’s customers assigned all the rights and liabilities of the outstanding amount due to the Company totalling approximately Rmb 15,000 to GYMEC. Pursuant to the Deed, GYMEC became one of the sales agents of this customer who is principally engaged in manufacturing and sales of motor vehicles. As of December 31, 2003 and 2004, the outstanding balances due from GYMEC related to this assignment was Rmb 3,700 (US$447). The amount due from GYMEC is interest free and repayable on demand.

     (d) Amounts due from/to related companies

Amounts due from/to related companies comprise mainly (i) general and administrative expenses charged by State Holding Company (ii) loans to YMLC (iii) receivables for the sale of diesel trucks with GYMEC (iv) normal sales and purchases to and from the subsidiaries and associated companies of State Holding Company (v) delivery expense charged by a subsidiary of YMLC (vi) the awarded damages of the lawsuit undertaken by State Holding Company (Note 22(d))(vii) assignment of receivable from GYMEC (viii) expense paid on behalf of Coomber (see Note 25(j)) (ix) purchase of trucks from YMLC (x) processing fee to YMLC.

The loans to YMLC are short-term, interest bearing with an annual interest rate of 5.58% (see Note 9).

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

25 Related party transactions (continued)

     Notes: (continued)

     (d) Amounts due from/to related companies (continued)

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

     (e) Purchase of trucks from YMLC

Since July 2004, subsidiaries of YMMC have engaged in the sale of trucks which were mainly supplied by and purchased from YMLC. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

     (f) Processing fee to YMLC

The fee is for the provision of packaging of spare parts by YMLC. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

     (g) Amount due to the holding company

Amount due to the holding company comprise mainly general and administrative expenses charged by the holding company in relation to the management, financial planning and control and other services provided to Yuchai. The balance is unsecured, interest free and repayable within one year.

     (h) Management incentive plans

Yuchai has a management bonus plan under which annual incentive bonuses in an aggregate amount equal to 2.5% of after-tax profit are mandatorily required to be paid to Mr Wang Jianming, the Chairman and Chief Executive Officer of Yuchai if Yuchai achieves 80% of the after-tax profit approved in the annual budget by Yuchai’s Board of Directors. Bonus expense recognized in accordance with such plan in the years ended December 31, 2002, 2003 and 2004 amounted to Rmb 13,506, Rmb 17,721 and Rmb 17,556 (US$2,121), respectively.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

25 Related party transactions (continued)

     Notes: (continued)

     (h) Management incentive plans (continued)

Mr Wang Jianming is also the legal person representative of State Holding Company and is in charge of and responsible for the operations of State Holding Company. Mr Wang Jianming does not have any ownership interest in and does not receive any compensation from State Holding Company.

     (i) Stock option plan

The Company adopted a stock option plan (the “Plan”) in December 1994 to award stock options to key employees and outside directors. No options had been granted under the Plan.

     (j) Consultancy fee paid on behalf of Coomber

In 2003, the Company entered into an agreement, totalling Rmb 60,000 with a consultancy company in connection with the design of an information system for YMLC to be undertaken by Coomber pursuant to which Coomber has agreed to pay for all expenses incurred by the Company in respect of this project on or before 31 December 2004. In 2003, the Company incurred payments totalling Rmb 13,347 in respect of the project, which have been recorded in amounts due from related companies. See Note 25(d). The amount was subsequently repaid in 2004.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

26 Product revenue information

     Revenues from external customers by product category are summarized as follows:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Revenues, net

4-Series Light-Duty Diesel Engines	361,214	769,805	1,183,992	143,054
6105 Medium-Duty Diesel Engines	677,206	911,190	1,143,535	138,166
6108 Medium-Duty Diesel Engines	1,459,060	1,504,140	1,372,073	165,779
6112 Heavy-Duty Diesel Engines	747,721	1,003,791	1,203,558	145,419
6113 Heavy-Duty Diesel Engines	—	3,697	97,368	11,764
Diesel Engine Parts	148,916	228,500	502,598	60,726
Others *	118,930	148,827	78,971	9,543

	3,513,047	4,569,950	5,582,095	674,451

*	Others mainly represent the revenues earned through sales of motor vehicle chassis and power generators.

27 Foreign currency exchange

The Renminbi is not fully convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China which are determined largely by supply and demand.

Foreign currency payments, including the remittance of earnings outside of the PRC, are subject to the availability of foreign currency which is dependent on the foreign currency denominated earnings of Yuchai and must be arranged through banks authorized to conduct foreign exchange business.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

28 Distribution of profits

The Company’s only sources of cash flow are its share of the dividends, if any, paid by Yuchai to the Company. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to its stockholders it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves as discussed in Note 20. Such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, the dividends may be converted into foreign currency and remitted in accordance with relevant PRC laws, regulations and policies and to the extent permitted by PRC market conditions. Dividends of Yuchai are determined based on distributable profit reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP (see Note 20).

Under the Companies Act of 1981 of Bermuda (as amended), the Company’s contributed surplus is available for distribution to stockholders.

29 Derivative instrument and hedging activities

For the periods presented, the Company and its subsidiaries did not enter into transactions with respect to derivative instruments. The Company and its subsidiaries do not hedge risk exposures or speculate using derivative instruments.

30 Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, short term amounts due from related companies, prepaid expenses, other receivables, short-term bank loans, current instalments of long-term bank loans, trade accounts payable, amount due to the holding company and amounts due to related companies approximates their fair value because of the short maturity of these instruments. It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the equity investment to Yuchai. Yuchai does not believe the carrying value of the equity investment will be significantly different from its fair value.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

30 Fair value of financial instruments (continued)

Cash and cash equivalents of Yuchai and its subsidiaries denominated in foreign currencies have been translated at the balance sheet date into Renminbi at rates quoted by the People’s Bank of China. Yuchai does not have and does not believe it will have any difficulty in exchanging its foreign currency cash for Renminbi.

The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

31 Business credit concentration

Substantially all of the Company’s customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Years ended December 31,
	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Liuzhou Dongfeng Automobile	513,789	391,086	830,018	100,286
Hubei Dongfeng Automobile (see Note)	359,598	613,448	344,910	41,673

Note: Sales to Hubei Dongfeng Automobile for the year ended December 31, 2002, 2003 and 2004 was approximately 10.2%, 13.4% and 6.2% of total sales.

All the above customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2003 and 2004, approximately 46% and 29% of gross trade accounts receivable, respectively, were due from these customers. The Company considers its relationships with these major customers to be good; however, the loss of one or more of the Company’s major customers would have a material adverse effect on the Company’s results of operations.

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

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

32 Subsequent events

(a) Acquisition of a significant stake in a China-focus distribution company

On February 7, 2005, the Company entered into a conditional subscription agreement to acquire a stake of approximately 14.99% in Thakral Corporation Ltd (“TCL”), at a consideration of approximately Rmb 156,178 (US$18,870).

TCL’s principal businesses include trading and distribution of consumer electronics products and accessories in the PRC, including Hong Kong; distribution of home entertainment products in the PRC; and assembly of electronic products and electronic manufacturing services in the PRC. TCL is listed on the Main Board of the Singapore Exchange Securities Trading Limited (“Singapore Exchange”).

The Company has subscribed for 264,000,000 newly-issued TCL shares, representing approximately 14.99% of TCL’s enlarged share capital immediately following the subscription. The issue price of approximately Rmb 0.5915 (US$0.0715), or Singapore Dollar 0.117 for each newly issued TCL share as contracted in the conditional subscription agreement represents a discount of approximately 9.7% to the weighted average trading price for TCL shares on the Singapore Exchange on February 4, 2005.

On March 23, 2005, the Company completed the acquisition and nominated three appointees to the board of TCL out of ten members after the acquisition.

(b) Issuance and exercise of convertible bonds

In order to finance the acquisition of the TCL stake, as well as other strategic acquisitions which the Company may consider from time to time as part of the Company’s new business strategy, the Company entered into an agreement to issue approximately Rmb 206,913 (US$25,000) in principal amount of convertible bonds on a private placement basis on February 7, 2005. The bonds were issued on February 23, 2005. The bonds bear interest at the rate of 2% per annum and mature in 2012, unless redeemed earlier in accordance with their terms. The bonds are convertible by bondholders into newly issued ordinary shares of the Company based on a conversion price of US$12.969 per share, subject to customary adjustments. The number of ordinary shares of the Company currently issuable upon full conversion of the bonds is approximately 1,927,673 shares, which is approximately 5.45% and 5.17% of the Company’s existing and enlarged issued share capital respectively. The bonds are subject to customary negative pledge, events of default and other terms and conditions. The bonds were fully exercised and converted to 1,927,673 ordinary shares on June 3, 2005, thereby increasing the Company’s issued and outstanding shares from 35,340,000 ordinary shares to 37,267,673 ordinary shares.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

32 Subsequent events (continued)

(c) Reorganization Agreement

On April 7, 2005, the Company entered into a Reorganization Agreement with Yuchai and Coomber in furtherance of the terms of the July 2003 Agreement, and the terms of such agreement were acknowledged and agreed to by the State Holding Company. See Note 23 for the principle terms contained in the Reorganization Agreement.

(d) Interim dividend declared after the balance sheet date.

At May 26, 2005, the directors proposed and approved an interim dividend of US$0.39 per common share in respect of the year ended December 31, 2004 to the shareholders whose names appear on the register of members of the Company on June 13, 2005.

The interim dividend declared after the balance sheet date has not been recognized as a liability at the balance sheet date.