Form 20-F
period 2005-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2006-08-08
CIK 932695

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
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
     As of December 31, 2005, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐           Accelerated filer ☑           Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
     If this report is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

CHINA YUCHAI INTERNATIONAL LIMITED

i

Certain Definitions and Supplemental Information
     All references to “China”, “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “U.S. dollars”, “dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China; and all references to “S$” are to Singapore dollars, the legal tender of Singapore. Unless otherwise specified, translation of amounts from Renminbi to U.S. dollars for the convenience of the reader has been made in this Annual Report at the rate of Rmb 8.0702 = US$1.00, the rate quoted by the People’s Bank of China on December 30, 2005. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into U.S. dollars at rates specified herein or any other rate.
     The consolidated financial statements of China Yuchai International Limited, its subsidiaries and affiliates are presented in Renminbi. All consolidated financial statements of the Company presented herein have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Totals presented in this Annual Report may not correctly total due to rounding of numbers.
     As used in this Annual Report, unless the context otherwise requires, the terms “the Company”, “CYI”, “we”, “us”, “our” and “our company” refer to China Yuchai International Limited, its subsidiaries and affiliates. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited, its consolidated subsidiaries and affiliates and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory (“Yulin Diesel”), which was founded in 1951 and became a state-owned enterprise in 1959. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Holdings Company, also sometimes referred to as Guangxi Yuchai Machinery Group Company Limited (the “State Holding Company”), which became a shareholder of Yuchai. In addition, “TCL” refers to Thakral Corporation Ltd and “LKN” refers to LKN-Primefield Limited, each of which are minority investees of the Company.
     As of December 31, 2005, 37,267,673 shares of common stock, par value US$0.10 per share of the Company (“Common Stock”), and one special share, par value US$0.10, of the Company were issued and outstanding. The weighted average common shares outstanding during the year is 36,459,635. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 36,459,635 for 2005.
Cautionary Statements with Respect to Forward-Looking Statements
     The Company wishes to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon the Company’s interpretation of factors affecting the business and operations of the Company. The Company believes the following important factors, among others, in some cases have affected, and in the future could affect, the Company’s actual consolidated results and could cause the Company’s actual consolidated results for 2006, and beyond, to differ materially from those described in any forward-looking statements made by, or on behalf of, the Company:
•	political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth, inflation and the availability of credit, particularly to the extent such current or future conditions and policies affect the truck and diesel engine industries and markets in China, the Company’s diesel engine customers, the demand, sales volume and sales prices for the Company’s diesel engines and the Company’s levels of accounts receivable;

•	the effects of competition in the diesel engine market on the demand, sales volume and sales prices for the Company’s diesel engines;

•	the Company’s ability to collect and control its levels of accounts receivable;

•	the Company’s dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	the Company’s ability to successfully manufacture and sell its 4108, 4110, 4110Q, 4110ZQ, 4112, 6105, 6108, 6112, 6L/6M (formerly referred to as 6113) heavy-duty diesel engines and any new products;

•	the Company’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of inflation on the Company’s financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•	the Company’s ability to successfully implement the reorganization agreement which it entered into with Yuchai and Coomber Investments Limited (“Coomber”) on April 7, 2005 (the “Reorganization Agreement”), as amended in December 2005, relating to the implementation of the restructuring contemplated in the earlier agreement dated July 19, 2003 between the Company and Yuchai with respect to the Company’s investment in Yuchai (the “July 2003 Agreement”);

•	the Company’s ability to control Yuchai and consolidate Yuchai’s financial results;

•	the effects of China’s political, economic and social conditions on the Company’s financial condition, results of operations, business or prospects;

•	the effects of uncertainties in the Chinese legal system, which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; and

•	the impact on the Company’s business and results of operations as a result of China’s membership with the World Trade Organization (“WTO”).
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
     Not Applicable.
ITEM 3. KEY INFORMATION.
Selected Financial Data
     The selected financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the Company’s audited consolidated financial statements and the notes thereto included in this Annual Report. The consolidated financial statements of the Company are prepared in conformity with US GAAP.
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
     On February 7, 2005, the board of directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Pursuant to this plan, the Company has looked for new business opportunities to seek to reduce its financial dependence on Yuchai, which has historically been the Company’s main operating asset.
     In March 2005, the Company completed an acquisition of approximately 14.99% of TCL, a China-focused electronics distribution company, for approximately S$30.9 million (approximately $18.9 million, based on an exchange rate of S$1.637 to US$1.00). The Company subsequently increased its minority stake in TCL, and as of December 31, 2005 the Company’s shareholding in TCL was

15.99%. The Company has also recently invested in LKN, a company primarily engaged in the business of investment holding and hospitality-related businesses, pursuant to the Company’s business expansion and diversification plan.
     In February 2006, the Company acquired debt and equity in LKN for an aggregate consideration of approximately S$131.6 million (approximately $81.2 million, based on an exchange rate of S$1.62 to US$1.00), divided into 191,413,465 ordinary shares representing approximately 29.13% of the total number of ordinary shares in issue; 123,010,555 redeemable convertible preference shares in the capital of LKN; and approximately S$129.4 million (approximately US$79.9 million, based on an exchange rate of S$1.62 to US$1.00) in principal amount of outstanding secured non-convertible bonds issued by LKN. For further information on the TCL and LKN minority investments, see “Item 4. Information on the Company — History and Development — Minority Investments”.
     The selected balance sheet data as of December 31, 2004 and 2005 and the statement of income data and cash flow statement data of the Company set forth below for the years ended December 31, 2003, 2004 and 2005 are derived from the consolidated financial statements of the Company included in this Annual Report, which have been audited by KPMG, Independent Registered Public Accounting Firm (the “Consolidated Financial Statements”). The selected balance sheet data of the Company set forth below as of December 31, 2001, 2002 and 2003 and the statement of income data and cash flow statement data for the years ended December 31, 2001 and 2002 are derived from the consolidated financial statements of the Company, which have been audited by KPMG, but which are not included in this Annual Report.

	As of and for the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(3)
	(in thousands)
Statement of Income Data:
Revenues, net	1,783,329	3,513,047	4,569,950	5,582,095	5,829,431	722,340

Gross profit	599,926	1,141,967	1,377,156	1,575,209	1,302,385	161,382
Research and development costs	(44,721)	(75,532)	(94,594)	(136,960)	(123,876)	(15,350)
Provision for uncollectible loans to a related party	—	—	—	—	(205,000)	(25,402)

Operating income	295,115	640,307	721,411	779,929	168,692	20,903

Income before income taxes and minority interests	269,189	625,450	696,906	753,854	117,242	14,528
Income tax benefit/(expense)	63,584	(83,242)	(112,924)	(105,165)	(20,875)	(2,587)

Income before minority interests	332,773	542,208	583,982	648,689	96,367	11,941
Minority interests in income of consolidated subsidiaries	(82,386)	(129,775)	(145,800)	(157,292)	(27,880)	(3,455)

Net income	250,387	412,433	438,182	491,397	68,487	8,486
Basic and diluted earnings per common share	7.09	11.67	12.40	13.90	1.88	0.23
Weighted average number of shares	35,340	35,340	35,340	35,340	36,460	36,460

Balance Sheet Data (at year end):
Working capital(1)	1,100,462	1,340,832	1,031,830	1,402,226	959,401	118,882
Goodwill	212,636	212,636	212,636	212,636	212,636	26,348
Total assets	3,262,868	3,985,459	4,033,632	5,384,248	6,613,785	819,532

	As of and for the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(3)
	(in thousands)
Long-term bank loans, excluding current instalments	180,000	50,000	—	100,000	50,000	6,196
Minority interests	420,545	487,491	544,526	724,311	685,514	84,944
Common stock	30,349	30,349	30,349	30,349	31,945	3,958
Stockholders’ equity	1,805,045	2,161,903	1,991,687	2,483,084	2,667,041	330,480

Statement of Cash Flows Data:
Net cash provided by operating activities	59,273	659,500	1,075,274	589,608	242,674	30,070
Capital expenditures(2)	43,043	174,850	372,775	552,902	515,359	63,860
Depreciation and amortization	113,680	118,872	125,519	132,789	139,720	17,313

(1)	Current assets (including cash) less current liabilities.

(2)	Purchase of property, plant and equipment, lease prepayment and payment for construction in progress.

(3)	The Company’s functional and reporting currency is Renminbi, and the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0702 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on December 30, 2005 or any other date.
Dividends
     The following table sets forth a five-year summary of dividends paid by the Company to its shareholders and by Yuchai to the Company, respectively:

	Dividend paid by the Company	Dividend Paid by Yuchai
	to its shareholders	to the Company(1)
Period	(per share)	(in thousands)
2001	US$0.02	Rmb 72,284 (US$8,720)
2002	US$0.19	Rmb 245,766 (US$29,694)(2)
2003	US$2.08	Rmb 61,433 (US$7,422)
2004	US$0.39	Rmb 231,309 (US$27,906)(3)
2005	US$ Nil	Rmb 72,282 (US$8,957)(4)

(1)	Dividends paid by Yuchai to the Company, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in U.S. dollars (as shown in the parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for 2001, 2002, 2003, 2004 and 2005, the exchange rate used was Rmb 8.2894 = US$1.00, Rmb 8.2767 = US$1.00, Rmb 8.2767 = US$1.00, Rmb 8.2765 = US$1.00 and Rmb 8.0702 = US$1.00, respectively.

(2)	The dividends declared for 2002 by Yuchai were paid to the Company in 2003 following execution of the July 2003 Agreement.

(3)	The dividends declared for 2004 by Yuchai were paid to the Company in 2005 following execution of the Reorganization Agreement.

(4)	On June 26, 2006, Yuchai has declared dividends to all shareholders in respect of the financial year ended December 31, 2005 and the amount attributable to the Company is Rmb 72.3 million (US$9.0 million). This dividend was received by the Company on July 28, 2006.
Historical Exchange Rate Information
     On June 30, 2006, the noon buying rate was Rmb 7.9943 = US$1.00.

     The following tables set forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Noon Buying Rate(1)
	(Rmb per US$1.00)
Period	High	Low
December 2005	8.0808	8.0702
January 2006	8.0702	8.0596
February 2006	8.0616	8.0415
March 2006	8.0505	8.0167
April 2006	8.0248	8.0040
May 2006	8.0300	8.0005
June 2006	8.0225	7.9943
July 2006	8.0018	7.9690

	Noon Buying Rate(1)
	(Rmb per US$1.00)
Period	Period End	Average	High	Low
2001	8.2766	8.2772	8.2786	8.2763
2002	8.2800	8.2772	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1734	8.2765	8.0702
2006 (through July 31, 2006)	7.9690	8.0200	8.0702	7.9690

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the People’s Bank of China. As a result, since April 1994, the noon buying rate and the People’s Bank of China rate have been substantially similar. The People’s Bank of China rate at the end of 2005 was Rmb 8.0702, compared with Rmb 8.1734 for the noon buying rate (average).

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.
Risk Factors
Risks relating to our company and our business
Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement.
     Our main operating asset is our ownership interest in Yuchai, and our primary source of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber entered into the Reorganization Agreement in April 2005, as amended in December 2005, and agreed on a restructuring plan for our company intended to be beneficial to our shareholders (see “Item 4. Information on the Company — Recent Developments”). No assurance can be given as to when the corporate governance requirements relating to Yuchai and the restructuring plan in respect of our ownership of Yuchai, both as contemplated by the Reorganization Agreement, will be fully implemented, or that implementation of the Reorganization Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.
     In addition, the Reorganization Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. One of the goals of this business expansion and diversification plan is to reduce our financial dependence on Yuchai. Thus far, we have acquired strategic stakes in TCL and LKN (see “Item 3. Key Information” and “Item 4. Information on the Company — Recent Developments”). Nonetheless, no assurance can be given that we will be able to successfully expand and diversify our business. We may also not be able to continue to identify suitable acquisition opportunities, or secure funding to consummate such acquisitions or successfully integrate such acquired businesses within our operations. Any failure to implement the terms of the Reorganization Agreement, including our continued expansion and diversification, could have a material adverse effect on our financial condition, results of operations, business or prospects.
We have and may continue to experience disagreements and difficulties with the Chinese Shareholders in Yuchai.
     Although we own 76.4% of Yuchai’s shares, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s Chinese Shareholders regarding our investment in Yuchai we may have to rely on the Chinese legal system for remedies. The Chinese legal system may not be as effective as compared to other more developed countries such as the United States (see “— Risks relating to Mainland China — The Chinese legal system embodies uncertainties which could limit the legal protections available to foreign investors”). We have in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s Chinese Shareholders in the daily management and operation of Yuchai. We have in the past also experienced problems from time to time in obtaining the assistance and cooperation of the State Holding Company in dealing with other various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement and the Reorganization Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed CYI’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s board of directors. However, no assurance can be given that disagreements and difficulties with Yuchai’s management and/or Yuchai’s Chinese Shareholders will not recur, including implementation of the Reorganization Agreement, corporate governance matters or related party transactions (such as, for example, the Rmb 205.0 million loan from Yuchai to Yuchai Marketing and Logistics Company, see Note 5 to our company’s Consolidated Financial Statements appearing elsewhere herein). Such disagreements and difficulties could ultimately have a material adverse impact on the company’s consolidated financial position, results of operations and cash flows.
Our exposure to the Dongfeng Group has had, and could continue to have, a material adverse effect on our business, financial condition and results of operation.
     Our sales are concentrated among the Dongfeng Group, which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2005, the Dongfeng Group accounted for 19.8% of our gross sales, out of which sales to our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 12.3%. Although we consider our relationships with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our financial condition, results of operations, business or prospects.
     In addition, we are dependent on the purchases made by the Dongfeng Group and have exposure to their liquidity arising from the high level of accounts receivable from them. We cannot assure you that the Dongfeng Group will be able to repay all the money they owe to us. In addition, the Dongfeng Group may not be able to continue purchasing the same volume of products from our company, which would reduce our overall sales volume.
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
     In the medium-duty diesel engine market, our 6108 medium-duty engine, introduced in 1997, has been competing with the 6110 medium-duty engine offered by our competitors. We cannot assure you, however, that we will be able to maintain or improve our current market share or develop new markets for our medium-duty diesel engines. Based on current industry trends, there is a perceived shift in the market demand from medium-duty engines to heavy-duty diesel engines. Therefore, we would expect declining sales volume of our 6108 medium-duty engines in the coming years. In 2005, we experienced lower unit sales volume of 6108 medium-duty engines due principally to the effects of the general credit tightening by banks in China.
     In the heavy-duty diesel engine market, we introduced the 6112 heavy-duty engine in late 1999. Due to a delay in the commercial production of the 6112 engine; however, we were not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is price-sensitive. We commenced engine development of the 6L heavy-duty engine (formerly referred to as 6113) in 2003, with a rated power ranging from 280 to 350 horsepower, and we also introduced the 6M heavy-duty engine family for heavy-duty trucks and passenger buses, with a rated power ranging from 280 to 390 horsepower, in 2004. We had limited initial sales of 963 and 818 units of the 6L and 6M engines, respectively, in 2004. We sold 782 units of the 6L engines and 3,471 units of the 6M engines in 2005. We cannot assure you that our 6112, 6L or 6M heavy-duty engines will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.
     In the light-duty diesel engine market, our 4108, 4110 and 4112 light-duty engines introduced in 2000 were met with weak consumer demand due to strong competition and a high pricing structure. The 4F diesel engine is a four-cylinder, four-stroke engines with a rated power ranging from 90 to 115 horsepower. Yuchai’s first sales of the 4F engines occurred in March 2005 and sold 4,510 units in 2005. Yuchai expects growth of this new engine to strengthen over the few years and become a significant contributor to sales growth for Yuchai. Yuchai produced 7,009 units of the 4F engines in 2005 and embarked upon major capital expenditures to increase the production capacity to 50,000 units per year by 2007. The expansion is expected to enable Yuchai to enter into light duty diesel engines market for light duty trucks and buses. Although there had been an increase in sales of our 4-Series engines in 2003, 2004 and 2005, this has been primarily due to the average selling price of the 4-Series engines being lower than the medium and heavy-duty diesel engines, thereby making the 4-Series more affordable to the buyers especially due to the credit tightening by banks in China. Accordingly, we cannot assure you that we will be able to continue to improve our market share for light-duty diesel engines, and we may, in the future, decide to cease production of one or more of the models we are currently producing.
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
     We have achieved consistent growth in net sales during the last four fiscal years, with net sales increasing by 22.0% to Rmb 5,582.1 million in 2004 and by 4.4% to Rmb 5,829.4 million in 2005. We cannot assure you that we can continue to increase our net sales or maintain our present level of net sales. For example, during 2005, we have increased production capacity to approximately 290,000 units after the completion of our second foundry and the new 6L and 6M heavy-duty engines lines, and we may not be able to increase our net sales commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as continued economic growth in China.

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
     The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. For example, in 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects and increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines, continued to increase from 2002 to 2004. In 2005, truck and the commercial vehicles declined by approximately 1.0%. However, we cannot assure you that the Chinese government will not change its policy in the future to de-emphasize the use of diesel engines, and any such change will adversely affect our financial condition, results of operations, business or prospects. For example, the Chinese government has recently announced measures to avoid overheating in certain sectors of the economy, which may include tight bank lending policies and increases in bank interest rates (see “— Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position”).
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
     Our parent company is Hong Leong Asia Ltd., or HLA, which indirectly owns 7,913,769, or 21.2%, of the outstanding shares of our common stock, as well as a special share that entitles it to elect a majority of our directors. HLA controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or HLC, and through HL Technology Systems Pte Ltd, or HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 21.0% of the outstanding shares of our common stock and is the registered holder of our special share since December 1994. HLA also owns through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 0.2% of the outstanding shares of our common stock since May 2005. HLA is a member of the Hong Leong group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or DML, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of our special share. Through HLT’s stock ownership and various agreements among shareholders, HLA is able to effect most corporate transactions without the concurrence of any of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement”. In addition, our shareholders do not have cumulative voting rights. We cannot assure you that HLA’s actions will be in the best interests of our other shareholders. See also “Item 6. Directors, Senior Management and Employees — Compensation — Yuchai”.
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
     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. The official exchange rate for the conversion of Renminbi into U.S. dollar has generally been stable during the past ten years. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the U.S. dollar. From that day to December 31, 2005, Renminbi appreciated about 2.5% against the U.S. dollar, and has appreciated slightly further since then. Substantially all of our operating revenue is denominated in Renminbi, while a major portion of our capital expenditures is denominated in U.S. dollars and Euros. An appreciation of Renmimbi against the U.S. dollar and other currencies would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar or other foreign currency denominated financial assets into Renmimbi, as Renmimbi is our reporting currency. Since we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.
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
     In recent periods, there has been volatility in the market price for our common stock. The market price could fluctuate substantially in the future in response to a number of factors, including:
•	our interim operating results;

•	the public’s reaction to our press releases and announcements and our filings with the Securities and Exchange Commission, or SEC;

•	changes in financial estimates or recommendations by stock market analysts regarding us, our competitors or other companies that investors may deem comparable;

•	operating and stock price performance of our competitors or other companies that investors may deem comparable;

•	changes in general economic conditions;

•	future sales of our common stock in the public market, or the perception that such sales could occur;

•	the announcement by us or our competitors of a significant acquisition; and

•	increases in labor and other costs.
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
The Chinese legal system embodies uncertainties which could limit the legal protections available to foreign investors.
     The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general including, for example, with respect to corporate organization and governance, foreign investments, commerce, taxation and trade. Legislation over the past 25 years has significantly enhanced the protections afforded to various forms of foreign investment in Mainland China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties which may limit the legal protections available to foreign investors.
     At the National People’s Congress held in March 2006, the Chinese government confirmed it intends to continue to implement a prudent fiscal and monetary policy so as not to over stimulate domestic demand. The Chinese government has also on various occasions reiterated its policy of furthering reforms in the socialist market economy and to increase the wealth of the rural population through development and subsidies programs. No assurance can be given that these changes will not have an adverse effect on business conditions in China generally or on our business in particular.
We may not freely convert Renminbi into foreign currency, which could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.
     Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiary and are denominated in Renminbi, while a portion of our capital expenditures and indebtedness is, or in the future may be, denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment, except with the prior approval of the State Administration for Foreign Exchange, or SAFE.
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
     As a result of China becoming a member of the WTO, import restrictions on both motor vehicle components, including diesel engines and motor vehicles, are expected to be gradually reduced. The WTO also requires China to lower its import tariffs as a condition for membership. Reduced import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and therefore lead to increased competition in the domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-use markets of our customers and indirectly affect our sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry.
Outbreaks of infectious diseases, such as severe acute respiratory syndrome (SARS) and the bird flu, in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial condition and results of operations.
     In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was brought under control during 2003, there have been a number of cases reported in China and elsewhere in the Asia region since that outbreak. Most recently, an infectious strain of influenza known as the bird flu has also been reported from time to time in China, Hong Kong and other parts of Asia. Outbreaks of infectious diseases such as these could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.
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

     Until August 2002, the Company was controlled by Diesel Machinery (BVI) Limited (“DML”), a company that was 53.0% owned by Hong Leong Asia Ltd. (“HLA”) through its wholly-owned subsidiary, Hong Leong (China) Limited (“HLC”). HLC owns HL Technology Systems Pte Ltd (“HLT”), which held shares in the Company through DML. DML was also 47.0% owned by China Everbright Holdings Company Limited (“EB Holdings”) through its wholly-owned subsidiary, Coomber Investments Ltd. (“Coomber”). HLA, a company listed on the Singapore Exchange Securities Trading Limited (“Singapore Exchange”) is part of the Hong Leong Group Singapore, which was founded in 1941 by the Kwek family of Singapore and is one of the largest privately-controlled business groups in Southeast Asia. EB Holdings is a state-owned enterprise of China. In 2002, EB Holdings and Coomber gave notice to DML and its other shareholders of DML to effect a liquidation of DML. As a result of the liquidation, HLA acquired the special share of the Company through HLT which entitles HLA to elect a majority of the directors of the Company and veto any resolution of shareholders of the Company. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. EB Holdings sold its shareholding in Coomber, which held shares in the Company, in October 2002 to Goldman Industrial Limited (“Goldman”), and EB Holdings is no longer a shareholder of the Company. Goldman is a subsidiary of Zhong Lin Development Company Limited (“Zhong Lin”), an investment vehicle of the city government of Yulin in Guangxi, China. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”.
     Through the Company, HLA provides certain management, financial planning and other services to Yuchai and has designated one financial controller to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.
     To the Company’s knowledge, since January 1, 2005, there have not been any public takeover offers by third parties in respect of the Company’s shares, nor has the Company made any public takeover offers in respect of the shares of other companies.
Minority Investments
     The Company’s main operating asset has historically been its ownership interest in Yuchai, and its primary source of cash flow has historically been its share of the dividends, if any, paid by Yuchai and investment interest thereon. However, on February 7, 2005, the board of directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Pursuant to this plan, the Company has looked for new business opportunities to seek to reduce its financial dependence on Yuchai.
TCL
     The first step in implementing this plan occurred in March 2005, through the acquisition by the Company’s wholly-owned subsidiary, Venture Delta Limited (“VDL”), of an approximate 14.99% stake comprising 264.0 million newly-issued shares in TCL, for approximately S$30.9 million (approximately $18.9 million, based on an exchange rate of S$1.637 to $1.00).
     On August 5, 2005, the Company through VDL agreed to acquire an additional 17.8 million shares in TCL, representing approximately 1% stake in the total number of TCL shares in issue for approximately S$1.4 million (approximately US$0.86 million based on an exchange rate of S$1.63). This acquisition was completed on September 5, 2005.
     A call option granted to certain members of the Thakral family pursuant to a scheme of arrangement dated October 24, 2001 relating to TCL. The call option granted to the Thakral family expired on March 26, 2006.
     On February 16, 2006, pursuant to a right issue, the Company through VDL was allotted 87,860,288 newly issued TCL Shares and 52,933,440 convertible bonds in TCL, for an aggregate cash consideration of S$49.4 million (US$30.2 million). With this acquisition, the Company has increased its beneficial shareholding in TCL from its level then of 15.99% to 19.36% of the enlarged TCL Shares in issue (assuming no conversion of bonds and exercise of share options of TCL). The Company believes that through VDL it is currently the second largest shareholder in TCL.
     Since February 16, 2006, there has been some conversion of bonds by other bondholders of TCL. This resulted in a minor dilution of the Company’s indirect interest in TCL from approximately 19.36% to 19.25%. As of June 30, 2006, the Company beneficially owns:
(a)	an aggregate of 369,655,952 shares representing approximately 19.25% of the total number of ordinary shares in issue in the capital of TCL; and

(b)	an aggregate of 52.9 million unsecured 2% convertible bonds due 2009 in the denomination of S$0.80 each issued by TCL, which are capable of being converted into an aggregate of 529.3 million new TCL shares, representing approximately 20.2% of TCL’s enlarged issued share capital.
     If the Company exercises its right through VDL to convert the 52.9 million TCL bonds owned by it into new TCL shares, this will result in an increase of the Company’s effective shareholding in TCL to an aggregate of 898.99 million shares, representing approximately 34.4% of the total number of TCL shares outstanding following such conversion. In such event, the Company would be required under the Singapore Code on Take-overs and Mergers to make mandatory conditional cash offers for all the TCL bonds not already owned, controlled or agreed to be acquired by the Company at the price of S$0.08 for each TCL share and S$0.80 for each TCL bond. TCL’s share price on the Singapore Exchange closed at S$0.08 on June 30, 2006.
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
     TCL currently has ten directors on its board, of which three directors were nominated by the Company. The Company accounts for its investment in TCL using the equity method beginning March 23, 2005 in view that the Company has a significant board representation in TCL and hence believes that it has the ability to exercise significant influence over TCL.
LKN
     In early February 2006, the Company through its following wholly-owned subsidiaries acquired debt and equity in LKN for an aggregate consideration of approximately S$131.6 million (approximately US$81.2 million, based on an exchange rate of S$1.62 to US$1.00):
•	Grace Star Services Ltd. (“Grace Star”) acquired 191,413,465 ordinary shares representing approximately 29.13% of the total number of ordinary shares in issue, and 123,010,555 redeemable convertible preference shares (the “Existing LKN RCPS”), in the capital of LKN; and

•	Venture Lewis Limited (“Venture Lewis”) acquired approximately S$129.4 million (approximately US$79.9 million, based on an exchange rate of S$1.62 to US$1.00) in principal amount of outstanding secured non-convertible bonds (the “Existing LKN Bonds”) issued by LKN.
     On July 4, 2006, pursuant to a rights issue, the Company through its subsidiaries was allotted 196,201,374 non-redeemable convertible cumulative preference shares in the capital of LKN (the “New LKN NCCPS”) and 130,800,917 zero coupon unsecured non-convertible bonds due 2009 in LKN, for an aggregate consideration of approximately S$134.7 million (the “New LKN Bonds”). The consideration was satisfied by offsetting against the money from the full redemption by LKN of the Existing LKN Bonds and the balance by cash. LKN had also made partial redemption of the Existing LKN RCPS. As of to date, the Company holds (i) 191,413,465 ordinary shares representing approximately 29.13% of the total number of ordinary shares in issue; (ii) 114,366,772 Existing LKN RCPS; (iii) 196,201,374 New LKN NCCPS; and (iv) 130,800,917 New LKN Bonds in LKN.
     LKN is also listed on the Main Board of the Singapore Exchange. LKN is primarily engaged in the business of investment holding, and the principal business activities of LKN’s subsidiaries are those of hospitality-related businesses in Asia. LKN’s share price on the Singapore Exchange closed at S$0.04 on June 30, 2006.
     Assuming full conversion of (i) the Existing LKN RCPS and (ii) the New LKN NCCPS in LKN, the Company’s effective interest in LKN could be expected to increase from the current 29.1% to 51.7%. The acquisition of the debt and equity in LKN by the Company is not expected to have any material impact on the earnings per share and the net tangible assets of the Company and its subsidiaries.

     In order to finance the acquisition of shares and bonds in TCL and LKN, as well as other strategic acquisitions which the Company may consider from time to time as part of its business diversification strategy, in February 2005, the Company issued $25.0 million in principal amount of convertible bonds due 2012 in a private placement. Consequent upon the conversion of the convertible bonds by the bondholders, 1,927,673 shares of common stock of US$0.10 per share of the Company were issued in June 2005. In March 2005, September 2005, January 2006 and March 2006, the Company also entered into credit facilities for $25.0 million, $50.0 million, S$60.0 million (approximately $37.04 million, based on an exchange rate of S$1.59 to US$1.00) and S$110.0 million (approximately $69.18 million, based on an exchange rate of S$1.62 to US$1.00), respectively, with banks in Singapore. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
Yuchai
     Notwithstanding the Company’s business expansion plans and minority investments described above, the Company’s main operating asset continues to be its ownership interest in Yuchai. The following is primarily a discussion of the business of Yuchai.
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
Recent Developments
     On February 7, 2005, the board of directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Pursuant to this plan, the Company has looked for new business opportunities to seek to reduce its financial dependence on Yuchai, which has historically been the Company’s main operating asset. The directors of the Company believe that the Company’s plans for expansion can be best met through acquisition opportunities in the greater China region and elsewhere in Asia. The board believes that acquisitions particularly in the greater China region can offer synergies with the Company’s existing Chinese operations. For description of the two minority investments made by the Company to date under this business expansion and diversification plan. See “Minority Investments”.
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
     The Reorganization Agreement outlines a broad framework for restructuring the Company’s ownership of Yuchai. The restructuring exercise contemplates the transfer of the Company’s approximate 76.4% interest in Yuchai to a new company to be organized under Bermuda law (“Newco”) in exchange for shares of Newco and distribution of Newco’s shares to the shareholders of the Company, subject to the successful implementation of the business diversification plan by the Company. No portion of the distribution is intended to be made in respect of the special share in the Company held by HLA, and Newco’s capital structure is not intended to provide for any special share comparable to the existing special share in the Company. The Company is expected to be recapitalized or restructured as may be necessary in order to maintain its listing on the NYSE. Therefore, the Company has executed its business diversification plan to seek to acquire assets or businesses of such size and sufficient historical operating results to permit such continued listing.
     The Reorganization Agreement also provides that the Company may, if necessary to maintain its listing, retain up to 10 million Newco shares or approximately 22.0% of Newco’s capital. If the Company does retain such Newco shares, then, subject to any necessary approval by the shareholders of the Company (i) the Company would grant to Coomber an irrevocable proxy to vote such shares for the election of directors to the board of Newco for such time as the Company owns those shares, and (ii) Newco and the Company would enter into a registration rights agreement to permit the Company to sell such shares to the public at such times as the Company determines that the sale of such shares would not affect the listing of the Company’s shares on the NYSE.
     Subsequent to the execution of the Reorganization Agreement (see “Item 19. Exhibits — Exhibit 4.12”), a number of steps have been taken by the parties thereto towards its implementation. For example, Yuchai’s directors and shareholders have confirmed that the amendments to Yuchai’s Articles of Association and corporate governance guidelines required to be adopted by Yuchai pursuant to the Reorganization Agreement have been ratified and implemented, and that steps are being taken to have such amendments and guidelines approved by the relevant Chinese authorities. Yuchai has also paid a consultancy fee of US$1.5 million to the Company. Yuchai has also declared and paid dividends to its shareholders for profits earned in the financial years ended December 31, 2003 and 2004, resulting in the Company receiving dividends of Rmb 231.3 million (US$27.9 million, based on an exchange rate of Rmb 8.29 to US$1.00), following which the Company declared dividends representing approximately 50% of the amount of dividends paid to the Company by Yuchai, as contemplated in Section 1.5(c) of the Reorganization Agreement. On June 26, 2006, Yuchai has declared dividends payable to the Company of Rmb 72.3 million (US$9.0 million) in respect of the financial year ended December 31, 2005 and this will be paid by July 31, 2006.
     Pursuant to Clause 1.8 of the Reorganization Agreement, Yuchai is obligated to pay US$20.0 million within five business days of the issuance of the Company’s audited consolidated financial statements for the year ended December 31, 2004. The due date for such payment under the Reorganization Agreement was June 24, 2005, which has been subsequently extended pursuant to the Reorganization Agreement Amendment (No. 1) described below.
     Completion of the transactions contemplated by the Reorganization Agreement is subject to various conditions, including the receipt of all required regulatory and shareholder approvals. On December 2, 2005, the Company entered into a Reorganization Agreement Amendment (No. 1) with Yuchai and Coomber; the terms of which were acknowledged and agreed by the State Holding Company. The Reorganization Agreement, as amended, includes an extension for the term of the Reorganization Agreement from December 31, 2005 to December 31, 2006 and the date of payment by Yuchai of the abovementioned US$20.0 million to the earlier of (i) the date of the completion of certain transactions described in Clause 2.6 of the Reorganization Agreement; and (ii) December 31, 2006.
     Given that the expiration date for the Reorganization Agreement has been extended through December 31, 2006, Yuchai has advised the Company that it has notified Credit Suisse that the appointment of Credit Suisse as financial advisor to Yuchai has been terminated pending Yuchai’s ongoing review of the implementation of the corporate reorganization contemplated in the Reorganization Agreement.
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
     To take advantage of anticipated growth in demand for diesel engines in China, Yuchai substantially expanded its manufacturing facilities from their production capacity of 37,000 units of medium-duty diesel engines in 1993 to approximately 120,000 units of light-duty diesel engines, 120,000 units of medium-duty diesel engines and 50,000 units of heavy-duty diesel engines in 2005. In response to the introduction of high power medium-duty engines introduced by its competitors in 1995, Yuchai began commercial production of the 6108 medium-duty engine in the third quarter of 1997. In addition, Yuchai began trial production of its 4-Series engines (as defined in “— 4-Series Light-Duty Diesel Engines” below) in late 1999 and commenced commercial production of these engines in 2000. Due to strong competition, quality defects and a high pricing structure, sales of the 4-Series engines were weak in 2000, but improved in following years with the total number of units sold reaching 20,735 units, 46,022 units, 71,562 units and 103,598 units in 2002, 2003, 2004 and 2005, respectively. Yuchai also commenced trial marketing of the 6112 heavy-duty engine in early 1999 and began commercial production of these engines in the second half of 1999. The quality of the 6112 engine has improved significantly due to the improvements made in the past five years, which the Company believes has translated into higher sales. In addition, continued economic growth in China, together with the development of new highway infrastructure, has resulted in greater demand for long-haul, heavy-duty trucks. As a result, sales of the 6112 engine increased from 15,371 units in 2002 to 20,472 units in 2003, 24,073 units in 2004 but declined to 14,788 units in 2005 due to shrinking demand arising from the Chinese Government’s macroeconomic cooling-off measures. The Company also commenced engine development work on its new heavy-duty 6L and 6M engines in 2003. In 2003, 2004 and 2005, Yuchai sold 62 units, 963 units and 782 units of the 6L engine, respectively. In addition, 818 units and 3,471 units of the 6M engine were sold in 2004 and 2005, respectively. Due mainly to the credit tightening by buyers in China, there are more customers buying the 4-Series light-duty engines because the average selling price of the light-duty diesel engine is lower than the medium and heavy-duty diesel engines.
     6105 Medium-Duty Diesel Engines
     The 6105 medium-duty engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. However, in response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai has been increasing its production and sales efforts on the 6108 medium-duty engine. In 2002, Yuchai produced 39,644 units of the 6105 engine representing 27.4% of Yuchai’s total production volume of 144,463 units for that year. Yuchai produced 43,325 units of the 6105 engine in 2003, representing 24.0% of total production volume of 180,423 units. In 2004, Yuchai produced 55,910 units of the 6105 engine representing 24.4% of total production volume of 229,210 units. In 2005, Yuchai produced 70,052 units of the 6105 engine representing 29.2% of total production volume of 240,061 units. A significant driver of these production increases has been continuing demand for agricultural machinery equipment in China. See “— Products — Medium-Duty Diesel Engines — 6105 Engines”.
     6108 Medium-Duty Diesel Engines
     The 6108 medium-duty engine is an overall improvement over the 6105 medium-duty engine. In particular, the Company expects the 6108 engine to enhance Yuchai’s competitiveness in the medium-duty diesel engine market in China. In 2002, 2003 and 2004, unit sales of the 6108 engine exceeded unit sales of the 6105 engine. However, unit sales of the 6108 engines was less than the 6105 engines in 2005 due to poor market demand for the 6108 engines, due mainly to increased pricing arising from conversion to Euro III environmental standards. See “— Products — Medium-Duty Diesel Engines — 6108 Engines”.
     Yuchai produced 61,950 units of the 6108 engine in 2002, representing 42.9% of Yuchai’s total production volume of 144,463 units for the year. In 2003, Yuchai produced 64,054 units of the 6108 engine, representing 35.5% of Yuchai’s total production volume of 180,423 units. In 2004, Yuchai produced 62,394 units of the 6108 engine, representing 27.2% of Yuchai’s total production volume of 229,210 units. In 2005, Yuchai produced 35,627 units of the 6108 engine, or 14.8% of Yuchai’s total production volume of 240,061 units for the year.
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
     The 6112 Engine Factory was completed in 1995 and commercial production was scheduled to commence in late 1997. However, primarily as a result of the unreliable quality of key engine components supplied by domestic component manufacturers, the 6112 engine encountered significant technical problems during initial road testing, and did not perform satisfactorily under harsh environmental conditions. Yuchai was able to resolve these technical problems and commence trial marketing of the 6112 engine in early 1999. Commercial production of these engines began in the second half of 1999. Due to the delay in commencement of commercial production, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Consequently, the volume of sales of the 6112 engine had been lower than previously expected. However, during 2002, sales of the 6112 engine had increased steadily to over 1,000 units per month, reaching 15,371 units in 2002. This higher level of customer acceptance of the 6112 engine had led to unit sales of 20,472 engines in 2003 which was an increase of 33.2% over 2002. In 2004, Yuchai further sold 24,073 units, which represented an increase of 17.6% over 2003. In 2005, Yuchai sold 14,788 units, which represented a decrease of 38.6% over 2004 due to shrinking demand arising from the Chinese Government’s macroeconomic cooling-off measures. See “— Products — Heavy-Duty Diesel Engines”.
     Yuchai produced 17,201 units of the 6112 engine in 2002, representing 11.9% of Yuchai’s total production volume of 144,463 units for that year. In 2003, Yuchai produced 22,024 units of the 6112 engine, representing 12.2% of Yuchai’s total production volume of 180,423 units. In 2004, Yuchai produced 27,410 units of the 6112 engine, representing 12.0% of Yuchai’s total production volume of 229,210 units. In 2005, Yuchai produced 15,990 units of the 6112 engine, or 6.7% of total production volume of 240,061 units for the year.
     6L Heavy-Duty Diesel Engines
     The 6L heavy-duty engine (formerly referred to as 6113) is a six-cylinder, four-stroke, turbocharged intercooling engine, with a rated power ranging from 280 to 350 horsepower. The 6L heavy-duty engine was co-developed with FEV, an independent German-owned engine development institute for big passenger buses. Yuchai’s first sales of the 6L engine occurred in November 2003. In 2003, 2004 and 2005, Yuchai sold 62 units, 963 units and 782 units of the 6L engine, respectively.
     6M Heavy-Duty Diesel Engines
     The 6M heavy-duty engine family for heavy-duty trucks and passenger buses were developed based on technologies from USA, Japan and Germany in accordance with FEV procedures. It has a 10 liter displacement and power ranging from 280 to 390 horsepower. Yuchai’s first commercial sales of 6M occurred in January 2004 with total sales of 818 units in 2004. In 2005, Yuchai sold 3,471 units, which represented an increase of 324.3% over 2004.
     4-Series Light-Duty Diesel Engines
     The 4-Series light-duty engines comprise the 4F, 4108, 4110, 4110Q, 4110ZQ and 4112 engines (collectively, the “4-Series engines”). See “— Products — Light-Duty Diesel Engines”.
     The 4110Q and 4110ZQ engines were developed to allow Yuchai to compete in the light-duty diesel engine market. Trial production of the 4110 engines commenced in late 1999. Sales of the 4110 engines in 2000 were weak due to strong competition, minor technical problems and a high pricing structure. Significant improvements to the technical specifications of the 4-Series light-duty engines have resulted in higher customer acceptance resulting in higher unit sales in 2003, 2004 and 2005.
     The 4108 engine was based on the 6105 and the 6108 engines. The 4108 engine is designed for light trucks and passenger vehicles. Trial production of the 4108 engine started in the third quarter of 2000, and commercial production of the 4108 engine began in 2001. The 4112 engine was primarily based on the 6112 engine. The 4112 engine is designed for use in light- to medium-duty cargo trucks and buses. The 4112 engine also features a low emission level that is compliant with Euro II standards. Trial production of the 4112 engine started in early 2001 and commercial production of the 4112 engine began in late 2001. Both the 4108 and 4112 engines have experienced minor technical problems which have since been resolved, and are facing strong competition.
     The 4F diesel engine is a four-cylinder, four-stroke engines with a rated power ranging from 90 to 115 horsepower. The 4F diesel engines were developed based on technologies from Germany and Japan for mini buses, trucks and passenger cars. Trial production of 4F engines commenced in mid-2004. Yuchai expects growth of these new engines to strengthen over the few years and become a significant contributor to sales growth for Yuchai. Yuchai produced 7,009 units of 4F engines in 2005 and embarked upon a major capital expenditure to increase the production capacity to 50,000 units per year by 2007. The expansion is expected to enable Yuchai to enter into light duty diesel engines market for light duty trucks, trucks and passenger cars.
     In 2002, Yuchai produced 23,773 units of the 4-Series engines in 2002, representing 16.5% of Yuchai’s total production volume of 144,463 units for that year. In 2003, Yuchai produced 50,264 units of the 4-Series engines, representing 27.9% of Yuchai’s total production volume of 180,423 units for that year. In 2004, Yuchai produced 79,498 units of the 4-Series engines, representing 34.7% of Yuchai’s total production volume of 229,210 units. In 2005, Yuchai produced 110,346 units of 4-Series engines, or 46.0% of Yuchai’s total production volume of 240,061 units. The increase in 4108 engines in 2005 is mainly due to increase in demand for light trucks and agricultural machineries.
Products
     Yuchai primarily manufactures and sells diesel engines for medium-duty trucks in China. Yuchai’s primary products are its 6105 and 6108 medium-duty engines, which are principally used in medium-duty trucks with a load capacity of five to seven tons. In addition, Yuchai also offers the 4-Series light-duty engines and the 6112 heavy-duty engines. See “— Product Development”. The following table sets forth the technical specifications of the 4F engine, the 4110ZQ engine, the 6105 engine, the 6108 engine, the 6112 engine, the 6L engine and the 6M engine:

Type and Technical
Specifications	4F Engine*	4110ZQ Engine	6105 Engine	6108 Engine	6112 Engine	6L Engine*	6M Engine*
Type	4-stroke,	4-stroke,	4-stroke,	4-stroke,	4-stroke,	4-stroke,	4-stroke,
	turbo-charged,	turbo-charged,	turbo-charged,	Water-cooling,	turbo-charged,	turbo-charged,	turbo-charged,
	inner-cooling or	water-cooling,	water-cooling,	in-line vertical	inner-cooling,	inner-cooling or	inner-cooling or
	water-cooling,	in-line vertical	in-line vertical		water-cooling,	water-cooling,	water-cooling,
	in-line vertical				in-line vertical	4 valve per	4 valve per
						cylinder in-line	cylinder in-line
						vertical	vertical

Rated Power	115 horsepower	136 horsepower	230 horsepower	240 horsepower	270 horsepower	350 horsepower	390 horsepower
	(66 – 85 kw)	(118 kw)	(170 kw)	(206 kw)	(221 kw)	(243 kw)	(288 kw)

Number of Cylinders	4	4	6	6	6	6	6

Cylinder Displacement	2.66L	4.257L	6.494L	7.255L	7.8L	8.424L	9.84L

Rated Speed	3200 r/min	2800 r/min	2500 r/min	2300 r/min	2400 r/min	2200 r/min	2100 r/min

Maximum Torque	300 N.m	392 N.m	810 N.m	1100 N.m	980 N.m	1400 N.m	1680 N.m

Speed at Maximum Torque	2200 r/min	1600 r/min	1700 r/min	1600 r/min	1500 r/min	1400 r/min	1600 r/min

Bore x Stroke	92 x 100 mm	110 x 112 mm	105 x 125 mm	108 x 132 mm	112 x 132 mm	113 x 140 mm	120 x 145 mm

Minimum Fuel Consumption	≤ 203 g/kw.h	< 200 g/kw.h	< 200 g/kw.h	< 196 g/kw.h	< 195 g/kw.h	< 198 g/kw.h	< 193 g/kw.h

Consumption Ratio of Oil to Fuel	≤ 0.2%	< 0.5%	< 0.1%	< 0.15%	< 0.1%	< 0.1%	< 0.1%

Noise	≤ 96 dB(A)	< 99 dB(A)	< 99 dB(A)	< 97 dB(A)	< 97 dB(A)	< 97 dB(A)	< 96 dB(A)

Smoke	≤ 2 Bosch	< 3.5 Bosch	< 2.5 Bosch	< 2.5 Bosch	< 2.5 Bosch	< 2 Bosch	< 2 Bosch

Net Machine Weight	320 kg	350 kg	650 kg	600 kg	700 kg	750 kg	880 kg

Dimensions	800 x 576 x	950 x 600 x	1226 x 803 x	1234 x 800 x	1184 x 823 x	1330 x 800 x	1343 x 651 x
(length x width x height)	767 mm	750 mm	1012 mm	1100 mm	1040 mm	1100 mm	1095 mm

*	Yuchai’s 6L and 6M engines have a rated power ranging from 280 to 390 horsepower.
     Besides diesel engines, Yuchai also produces a limited number of diesel power generators and diesel engine parts. The following table sets forth a breakdown of Yuchai’s sales by major product category for each of the three years ended December 31, 2003, 2004 and 2005, respectively:

	2003			2004			2005
		% of	Units		% of	Units		% of	Units
Product	Revenues, net	Revenues, net	Sold	Revenues, net	Revenues, net	Sold	Revenues, net	Revenues, net	Sold
	Rmb			Rmb			Rmb
	(in thousands)			(in thousands)			(in thousands)
Diesel engines
6105	911,190	19.9%	44,131	1,143,535	20.5%	50,609	1,748,847	30.0%	69,379
6108	1,504,140	32.9%	61,361	1,372,073	24.6%	57,908	810,859	13.9%	37,560
6112	1,003,791	22.0%	20,472	1,203,558	21.6%	24,073	786,989	13.5%	14,788
6L	3,697	0.1%	62	60,056	1.1%	963	46,603	0.8%	782
6M	—	—	—	37,312	0.6%	818	146,677	2.5%	3,471
4-Series	769,805	16.8%	46,022	1,183,992	21.2%	71,562	1,607,096	27.6%	103,598
Diesel power generators & others(1)	377,327	8.3%	171	581,569	10.4%	695	682,360	11.7%	650

Total	4,569,950	100.0%	172,219	5,582,095	100.0%	206,628	5,829,431	100.0%	230,228

(1)	Units sold relate mainly to agricultural and industrial engines.

     Medium-Duty Diesel Engines
     6105 Engines
     The 6105 medium-duty engine is a six-cylinder, four-stroke engine that offers up to 230 horsepower, and is principally installed in medium-duty trucks. Yuchai believes that its 6105 engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability. Yuchai also believes that its manufacturing quality control and the design of its engine blocks, which are thicker than those of its major domestic competitors as well as leading international manufacturers, make its engines more durable.
     In response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai began development of its 6108 medium-duty engine. Commercial production of the 6108 engine began in the third quarter of 1997. In 2002, 2003 and 2004, unit sales of the 6108 engine exceeded unit sales of the 6105 engine. However, unit sales of the 6108 engines was less than the 6105 engines in 2005 due to poor market demand for the 6108 engines. As a result of the more stringent Euro III environmental compliance standards (see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may be adversely affected by environmental regulations”), Yuchai’s 6108 diesel engines have experienced increased production costs making the sales price more expensive.
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
     Yuchai sells its 6108 engine to a similar customer base to that which previously bought its 6105 engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 engine had adversely affected Yuchai’s market share, through an aggressive marketing program which included brand building and enhancing corporate image, Yuchai was able to increase its unit sales of the 6108 engine by 30.2% to 31,667 units in 2001 from 2000. Unit sales of the 6108 further increased to 58,042 units in 2002, representing an increase of 83.3% over 2001. Due to the overall decline in the medium-duty truck market in China in 2003, medium-duty engines also decreased in unit quantity resulting in Yuchai achieving 61,361 units in 2003 as compared to 58,042 units in 2002, and sales of 57,908 units in 2004. In 2005, unit sales of the 6108 engine decreased by 35.1% to 37,560 units as compared to 57,908 units in 2004. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for the 6108 engine.
     Heavy-Duty Diesel Engines
     The 6112 heavy-duty engine is a six-cylinder, four-stroke engine with a rated power ranging from 190 to 270 horsepower. Primarily as a result of unreliable key engine components supplied by domestic component manufacturers, the 6112 engine encountered significant technical problems during initial road testing and failed to perform satisfactorily under harsh environmental conditions. Although commercial production of the 6112 engine was delayed beyond the previously scheduled date, Yuchai was able to resolve these technical problems and commence trial marketing of the engine in early 1999. Commercial production of these engines began during the second half of 1999. In 2003, 2004 and 2005, Yuchai produced 22,024, 27,410 and 15,990 units of the 6112 engine, respectively. See “Item 5. Operating and Financial Review and Prospects — Overview”. With higher levels of acceptance by customers, however, 6112 engine unit sales have decreased in 2005 as compared to 2004 due to poor market conditions generally attributable to the Chinese government’s measures for the tightening of credit supply within the banking sector in China to minimize overheating of the economy.
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
     Light-Duty Diesel Engines
     The 4-Series engines utilize much of the same technology as the 6112 heavy-duty engine, modified to produce short-range and reduced cylinder engines for lightweight cars and trucks. Despite their relatively small size (less than half the size of the 6112 engine), they have the advantages of the 6112 engine, including reliability, high performance and a long life span. Due to its versatility, the 4110Q engine is suitable for light vehicles and agricultural trucks. The 4110ZQ engine, with features such as a low emission level that is compliant with Euro II standards and low noise levels, is well-suited for light commercial vehicles and medium-size passenger vehicles. Trial production of the 4-Series engines commenced in late 1999. In 2000, due to strong competition in the light-duty diesel engine market, minor technical problems and the high pricing structure of the 4-Series engines, only 1,175 of the 2,220 units which it produced were sold. In 2002, Yuchai achieved sales of 20,735 units, which is a significant increase compared to 2001. In 2003, sales of the 4-Series engines further increased to 46,022 units, representing an increase of 122.0% over 2002. In 2004, sales of the 4-Series engines increased to 71,562 units, representing an increase of 55.0% over 2003. In 2005, sales of the 4-Series engines increased to 103,598 units, representing an increase of 44.8% over 2004. The increase in 4108 engines in 2005 is mainly due to increased in demand for light trucks and agricultural machineries due to their lower pricing relative to Yuchai’s other models, making them more affordable to customers.
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
Sales, Marketing and Services
     Sales and Marketing
     Yuchai distributes most of its engines directly to auto plants and retailers from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates 31 regional sales offices in major geographic regions in China. With a sales force of approximately 609 persons nationwide, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.
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
     Advertising expenses decreased by 7.0% to Rmb 45.3 million in 2005 from Rmb 48.7 million in 2004 due to lower spending on television and road signboard advertising in 2005. Sales commissions increased to Rmb 39.4 million in 2005 compared to Rmb 11.6 million in 2004 due to higher commission given to promote the sales of new products such as 6L and 6M heavy duty diesel engines.
     Yuchai believes that proximity to its factories in Yulin City is an important factor in the geographical make-up of its customers. Due in part to transportation and shipping costs, a substantial majority of Yuchai’s engines are sold to customers in southern and central eastern China. In addition, a very small percentage of Yuchai’s products are exported outside China, as the following table indicates:

	2003			2004			2005
	Sales Revenue	% of Sales Revenue	Unit Sales	Sales Revenue	% of Sales Revenue	Unit Sales	Sales Revenue	% of Sales Revenue	Unit Sales
	Rmb (’000)			Rmb (’000)			Rmb (’000)
Total Domestic Sales	4,546,383	99.48%	171,769	5,518,582	98.86%	204,812	5,715,804	98.05%	226,073
Total Export Sales	23,567	0.52%	450	63,513	1.14%	1,816	113,627	1.95%	4,155

	4,569,950	100.0%	172,219	5,582,095	100.0%	206,628	5,829,431	100.0%	230,228

     Vietnam, Saudi Arabia, Taiwan, Cuba and Kazakhstan (in descending order) represented Yuchai’s top five export markets in 2005 in terms of number of units. In particular, Yuchai exported 130, 510 and 339 diesel engine units to Cuba in 2003, 2004 and 2005, respectively. In April 2006, Yuchai signed a memorandum of understanding with the Cuban government for the export by Yuchai of approximately 20,000 diesel engines over the next four years. Yuchai does not expect that sales pursuant to this memorandum of understanding will have a material impact on its unit production or sales revenue.
     Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 31.3%, 28.8% and 19.8% of Yuchai’s total net revenues in 2003, 2004 and 2005, respectively. The Dongfeng Group is also a major competitor of Yuchai. See “— Competition”.
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
     Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade accounts receivables, Yuchai would hold shipments for delivery if customers’ credit position is not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. Yuchai had net trade accounts receivable of Rmb 875.6 million as of December 31, 2004, representing 25.2% of the Company’s total current assets at the same date. As of December 31, 2005, Yuchai had net trade accounts receivable of Rmb 1,146.2 million, representing 27.5% of the Company’s total current assets as of the same date.
     Customer Service
     Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of over 1,150 authorized service stations that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at each of these service stations. In addition, Yuchai also owns and operates over 20 repair training centers. Any warranty-related services or repairs will be borne by Yuchai. Other than above, all non-warranty activities will be charged to customers.
     Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and requires these service stations to provide on-site assistance at the customer’s place of business within 12 to 24 hours, depending on the customer’s location.
     Yuchai provides a repair and replacement warranty for all of its engines. Prior to 1993, Yuchai’s warranty was for 12 months or 30,000 kilometers. In September 1993, Yuchai extended its warranty to 18 months or 50,000 kilometers and, in September 1994, Yuchai further extended its warranty from a period of 12 months or 120,000 kilometers to a period of 18 months or 180,000 kilometers, whichever is lower. For the years ended 2003, 2004 and 2005, warranty costs represented approximately 3.6%, 3.4% and 3.1% of net revenues, respectively.
     In March 2004, at the State Holding Company’s initiative, Yuchai established a new company, Yuchai Express Guarantee Company Limited (“YEGCL”), which provides credit guarantee, appraisal and consulting services to Yuchai’s customers to purchase trucks that are mounted with Yuchai’s diesel engines. Yuchai has contributed Rmb 100.0 million for the establishment of this company, in return for 76.9% of its share capital. YEGCL commenced operations in June 2004.
     Also in March 2004, Coomber and the State Holding Company established a related company, YMLC, to offer a complementary range of services with YEGCL. YMLC and YEGCL provide a range of complementary services, such as insurance, financing, warranty servicing, administrative and marketing services to independent Chinese truck operators. This was intended to facilitate sales and servicing of Yuchai products. Yuchai loaned approximately Rmb 205.0 million to YMLC in May 2004 (see also Note 5 to the Company’s Consolidated Financial Statements appearing elsewhere herein).
Manufacturing
     Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 960,900 square meters, including the existing production factory for the 6105 medium-duty engines, the existing production factory for the 6108 medium-duty engine (the “6108 Engine Factory”), the 6112 Engine Factory and various testing and supporting facilities. In 2004, the annual production capacity of Yuchai’s manufacturing facilities was approximately 80,000 units of light-duty diesel engines, 120,000 units of medium-duty diesel engines and 50,000 units of heavy diesel engines. In 2004, with the completion of the new second foundry and 6L and 6M heavy-duty diesel engines lines, Yuchai’s total production capacity has increased to approximately 250,000 units at end 2004. Yuchai operated at less than full capacity in 2004. Yuchai’s total production capacity increased to approximately 290,000 units at end 2005, or 16% over 2004. The current production capacity is adequate to meet expected higher demand and unit sales from customers in the near future arising from the continued government spending on new highways and other infrastructure development projects in China.
     Yuchai’s production process involves the manufacture of key components and the assembly of the diesel engines from components and parts internally manufactured or purchased from third parties. Yuchai manufactures a substantial portion of the key components of its diesel engines, including the engine block, cylinder heads, crankshaft and camshaft. Yuchai cast and molded approximately 250,000 engine blocks in 2005, satisfying almost all of its engine block needs in 2005. When necessary, Yuchai is able to purchase additional engine blocks from a domestic foundry under an existing requirement contract. Yuchai/ASIMCO Components Company Limited (“Yuchai/ASIMCO”) is one of Yuchai’s principal suppliers of fuel injection pumps through two of its related companies. Yuchai purchases the remaining parts and components for its 6105 engines as well as raw materials, principally steel and cast iron, from domestic suppliers. Yuchai does not believe that it is dependent on any one supplier as it generally purchases supplies from at least two sources (except with respect to engine blocks where Yuchai currently has a purchase arrangement only with the domestic foundry referred to above). Yuchai manufactures internally the same key components for its 6108 engine as it does for the 6105 engine and purchases the remaining parts and components for its 6108 engine from domestic suppliers. The main parts for the 6112 heavy-duty engine, which are the engine blocks, cylinder heads, crankshaft and fuel pumps, are imported from foreign suppliers and the other parts are purchased from domestic suppliers. Yuchai expects to further reduce its reliance on imported parts and components in 2006.
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
     Yuchai/ASIMCO is a joint venture between Yuchai and a subsidiary of Asian Strategic Investments Corporation (“ASIMCO”) that invests in factories in China that produce parts and components for diesel engines. ASIMCO is a joint venture among The Pacific Alliance Group Limited, Dean Witter Capital Corporation and TCW Capital Investment Corporation. As of December 31, 2005, Yuchai had contributed Rmb 5.7 million to Yuchai/ASIMCO and owned a 4.73% interest in the common stock of Yuchai/ASIMCO.
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
Capital Expenditures
     Capital expenditures for routine upgrades to, and replacement of, equipment, plant and property were Rmb 372.8 million, Rmb 552.9 million and Rmb 515.4 million (US$63.9 million) in 2003, 2004 and 2005, respectively. The Company funded its capital expenditures primarily from funds generated from operations and, when necessary, from bank loans obtained by Yuchai. The Company incurred capital expenditures in 2003 relating to the completion of the second foundry as well as for the production line of the 6L and 6M heavy-duty diesel engine. The Company’s capital expenditures for 2004 of Rmb 552.9 million were primarily used for the completion of the new production line for 6L and 6M heavy-duty engines, the second foundry described above, production capacity upgrading and the second stage of construction of Yuchai heavy-duty engine project. The Company’s capital expenditures for 2005 of Rmb 515.4 million (US$63.9 million) were primarily used for production capacity upgrading, second stage construction of Yuchai heavy-duty engine project and the new 4F engine project. The Company expects that it will be able to continue to fund its capital expenditures in 2006 in the same manner as in prior years, as described above and under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
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
Competition
     The diesel engine industry in China is highly competitive. Yuchai believes, based on internal studies, that competition is based primarily on performance, quality, price and after-sales service, and secondarily on noise, size and weight. Yuchai believes that its engines have a strong reputation among truck manufacturers and consumers for leading performance and reliability. In addition, Yuchai believes that its after-sales service to end-users of Yuchai engines, conducted through a nationwide network of over 1,150 authorized service stations and 20 Yuchai-owned repair training centers, gives Yuchai a competitive advantage over other diesel engine producers.
     Most of Yuchai’s major domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls Yuchai’s other major customers, accounting in the aggregate for approximately 19.8% of Yuchai’s total net revenues in 2005. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. The current production capacity is adequate to meet expected higher demand and unit sales from customers in the near future arising from the continued government spending on new highways and other infrastructure development projects in China. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.
     In the medium-duty diesel engine market, Yuchai’s 6105 and 6108 engines compete primarily against the 6110 engines produced by a number of Yuchai’s competitors. Initially, the introduction of the 6110 engine in 1995 had put considerable pressure on Yuchai’s competitiveness in the medium-duty diesel engine market because it offered greater horsepower than Yuchai’s 6105 engine. However, the commercial introduction of the 6108 engine in 1997 by Yuchai, which offers substantially the same horsepower as the 6110 engine, has allowed Yuchai to compete more effectively in the medium-duty diesel engine market. In competing with the 6110 engine, Yuchai focuses on the quality and price of, and the after-sales service on, the 6108 engine. In 2002, 2003 and 2004, unit sales of the

6108 engine exceeded unit sales of the 6105 engine. However, unit sales of the 6108 engines was less than 6105 engines in 2005 due to poor market demand for the more expensive 6108 engines. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for its medium-duty diesel engines.
     In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. Yuchai will continue to manufacture its 6112 heavy-duty diesel engines although there has been a decline in unit sales in 2005 mainly due to changes in customers’ demand to light-duty diesel engines. In 2005, the sales volume of the 6112 engine was 14,788 units, which was lower than 24,073 units in 2004, due to shrinking demand arising from the Chinese government’s measures to tighten the credit supply within the banking sector in China so as to minimize overheating of the economy. This situation has led to more customers’ demand for the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichei Power Co., Ltd.) or any new entrants.
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
     The admission of China into the WTO which regulates trading among its member states could lead to increased foreign competition for Yuchai. As a result of China becoming a member of the WTO, import restrictions on both motor vehicle components, including diesel engines, and motor vehicles are expected to be reduced. China is also required to lower its import tariffs as a condition for membership in the WTO. Reduced import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and, therefore, to increased competition in the domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-use markets of Yuchai’s customers and indirectly affect Yuchai’s sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. Yuchai has from time to time been in discussions with potential foreign diesel engine manufacturers on a possible strategic joint venture to develop and manufacture new diesel engines.

Organizational Structure
     The following chart illustrates the organizational structure of the Company and Yuchai as of June 30, 2006, and is based on information generally known to Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”).

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
     Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to certain statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China (“PRC GAAP”). However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches fifty per cent of the registered capital of Yuchai.
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
     During 2003, the Company believes affiliates of the State Holding Company caused various Chinese government agencies to raise allegations of irregularities regarding the status of the Company’s ownership of and rights of control over Yuchai, which the Company believes was intended to try to limit the Company’s rights to exercise control over Yuchai. The Company further believes that such allegations were based on an inaccurate understanding of the structure of the Company’s ownership of and rights of control over Yuchai. The Company also believes that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and that the shares of Yuchai held by the Company’s six wholly-owned subsidiaries are legally and validly held under Chinese law. The Company has obtained legal opinions from two Chinese law firms confirming these matters (see the Form 6-K filed by the Company with the SEC in April 1, 2005). The Company has also taken steps to communicate to the relevant Chinese government agencies the reasons for its position with respect to these matters. The Company believes the July 2003 Agreement and the Reorganization Agreement, as amended, when fully implemented will resolve the issues raised by the various Chinese governmental agencies relating to its share ownership in Yuchai and the continued corporate governance and other difficulties which the Company has had from time to time with respect to Yuchai. Based upon the above-mentioned legal opinions, the Company believes that in the event of a future dispute with the Chinese stakeholders at Yuchai, the Company expects to pursue as appropriate legal remedies in appropriate jurisdictions to seek to enforce its legal rights as the majority shareholder with a controlling financial interest in Yuchai to protect its investment for the benefit of the Company and its shareholders. See also “Item 3. Key Information — Risk Factors”.
Property, Plants and Equipment
     Yuchai’s headquarters is located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 1.5 million square meters of land, which is currently used primarily for the production of diesel engines and employee housing. The principal production land area for the manufacture of diesel engines currently occupies approximately 960,900 square meters, including a building for the current 6105 manufacturing facilities and recently completed facilities occupying approximately 620,000 square meters that comprise the 6108 Engine Factory, the 6112 Engine Factory, administrative offices and technical operations space. In addition, Yuchai leases 31 regional sales offices in PRC. During 2005, Yuchai increased production capacity to approximately 290,000 units after the completion of the second foundry and new 6L and 6M heavy-duty engines lines.
Environmental Matters
     China adopted its Environmental Protection Law in 1989, and the State Council and the State Environmental Protection Agency promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. The PRC emission standard equivalent to Euro III will take effect from January 1, 2007. Yuchai believes the Company will be able to comply with the new standard.
ITEM 4A. UNRESOLVED STAFF COMMENTS.
     As of the date of filing of this Annual Report, the Company has one unresolved written comment letter from the SEC staff regarding the Company’s periodic reports under the Securities Exchange Act. The letter, dated June 14, 2006, requests information pertaining to exports (i) by the Company to Cuba and (ii) by an affiliated entity (another Chinese subsidiary of HLA, the Company’s controlling shareholder) to North Korea. The Company intends to respond to this comment letter by providing historical export data and confirming that the amounts exported are de mininis in nature and are therefore immaterial. Such information has also been added to “Item 4. Information on the Company — Business Overview — Sales, Marketing and Services”.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
     The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained in this Annual Report. The consolidated financial statements of the Company are prepared in conformity with US GAAP.
     During the fiscal years ended December 31, 2003, 2004 and 2005, the Company’s main asset has been its 76.4% ownership interest in Yuchai. As a result, the Company’s financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations. The Company acquired its initial 51.3% interest in Yuchai effective April 1, 1993, increased its interest to 71.4% in November 1994 through the China Everbright Purchase and then to 76.4% in December 1994 by purchasing additional Yuchai Shares with the net proceeds of its initial public offering. The Company’s historical results of operations differ from those of Yuchai, primarily as a result of amortization of goodwill prior to 2002 which arose in connection with the three investments in Yuchai’s equity, additional operating expenses and the minority interest of other Yuchai shareholders in Yuchai’s income. In future financial periods, the Company’s financial condition, results of operations, business and prospects may differ significantly from Yuchai, depending upon, among other things, the implementation of the Company’s new business expansion and diversification plan and the consummation of the spin-off contemplated in the Reorganization Agreement (see “Item 4. Information on the Company — Recent Developments”). For example, in March 2005, the Company through its wholly-owned subsidiary, VDL, acquired an approximate 14.99% interest in TCL, VDL further acquired another 1.00% interest of the total number of TCL Shares in issue. As a result, the Company held a 15.99% stake in TCL as of December 31, 2005. The Company accounts for its investment in TCL using the equity method and the Company has reflected its proportionate share of TCL’s losses in its consolidated statement of income since March 2005.
Overview
     The various austerity measures taken by the Chinese government over the last decade to regulate economic growth and control inflation have at times dampened demand for trucks in China. In particular, austerity measures that restricted access to credit and slowed the rate of fixed investment (including infrastructure development) adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition in the diesel engine market, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including the Company. However, the Chinese government announced in 1998 a major initiative to boost consumer demand through investments in infrastructure projects, including the construction of highways and tollways, and also through increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines has been increasing annually since 1999 to 2004.
     Although demand for commercial vehicles in China declined by approximately 1.0% in 2005, the Company’s net revenues in 2005 increased by 4.4% to Rmb 5,829.4 million compared to Rmb 5,582.1 million in 2004. This increase was primarily a result of higher unit sales of the 4-Series light-duty diesel and industrial engines. The Company had income before minority interests of Rmb 96.4 million in 2005 compared to income before minority interests of Rmb 648.7 million in 2004. The decrease in income before minority interests was primarily due to reduced gross margins, higher selling, general and administrative expenses, and compounded by the specific provision made of Rmb 205 million for loans (non-trade) to a related company (see also Note 5 to the Company’s Consolidated Financial Statements appearing elsewhere herein). Sales of the 6108 medium-duty and 6112 heavy-duty engines accounted for 13.9% and 13.5%, respectively, of the Company’s net revenues in 2005. Sales of the 6L and 6M heavy-duty diesel engines accounted for 0.8% and 2.5%, respectively, of the Company’s net revenues in 2005. Due mainly to the credit tightening by banks in China, there are more customers buying the light-duty diesel engines and industrial engines because the coverage selling price of these light-duty diesel and industrial engines are lower than the medium and heavy-duty engines.
     In 2005, the Company continued its efforts to control production costs and operating expenses. However, a large portion of the Company’s costs and expenses relate to fixed costs incurred in connection with the production of its diesel engines, which limits the Company’s ability to significantly reduce its costs and expenses. The Company’s cost of goods sold mainly includes cost of materials consumed, factory overhead, direct labor and depreciation. The Company analyzes its cost of goods sold based on its cost of manufacturing for each period. Cost of manufacturing for each period equals cost of goods sold for the period plus or minus the change in period end finished goods inventory. In 2005, cost of materials consumed accounted for approximately 80.9% of the cost of manufacturing. The Company’s selling, general and administrative (“SG&A”) expenses include advertising expenses, provision for doubtful accounts, salaries and wages, freight charges, sales commission expenses and a large number of smaller expenses.
     The Company had effective income tax rates of 16.2%, 14.0% and 17.8% in 2003, 2004 and 2005, respectively. Yuchai was subject to PRC income tax at a rate of 24.0% of its income determined in accordance with PRC GAAP in 1993 prior to the restructuring. After becoming a Sino-foreign joint stock company, it was exempt from PRC income tax in 1994 and 1995. Under current laws, Yuchai is subject to PRC income tax at a rate of 7.5% for each of the three years from 1996 to 1998 and a rate of 10.0% for each of the three years from 1999 to 2001. Since January 1, 2002, Yuchai is subject to tax at a rate of 15.0% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law. In addition to the PRC income tax, Yuchai has been subject to value-added taxes on its sales since January 1, 1994. Dividends received by the Company from Yuchai can be remitted from China without any PRC taxation under current Chinese law. See “Item 10. Additional Information — Taxation — People’s Republic of China Taxation”.
     The Company commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines during the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, the Company was not able to benefit from the competitive advantages of an early entry into the domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. With increasing customer acceptance of the 6112 engine in late 2001 through 2003, the sales volume of the 6112 engine improved significantly. Yuchai intends to continue to manufacture its 6112 heavy-duty diesel engines although there has been a decline in unit sales in 2005 mainly due to changes in customers’ demand to light-duty diesel engines. In 2005, the sales volume of the 6112 engine was 14,788 units, which was lower than 24,073 units in 2004, due to shrinking demand arising from the Chinese government’s measures to tighten the credit supply within the banking sector in China as part of its efforts to minimize overheating of the economy. This situation has led to Yuchai’s customers buying more of the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichei Power Co., Ltd.) or any new entrants.
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
     While the Company believes that all aspects of its financial statements should be studied and understood in assessing its current expected financial condition and results, the Company believes that the following critical accounting policies involve a higher degree of judgment and estimation and therefore warrant additional attention:
•	Allowances for doubtful accounts;

•	Realization of the carrying value of inventories;

•	Product warranty obligations;

•	Realization of deferred tax assets;

•	Impairment of long-lived assets other than goodwill;

•	Provision for loss contingency for guarantee granted by YEGCL; and

•	Recoverability of carrying value of investment in TCL.
Allowances for doubtful accounts
     Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. In 2005, the Company has examined the debtors ageing report and noted that there was a significant change in the amounts owing by one of its major customers, Dongfeng Group. For the year ended December 31, 2004, the Dongfeng Group accounted for about 28% of the trade debtors outstanding as compared to approximately 12% of the amount owing as of December 31, 2005. Likewise, the top 20 non-Dongfeng Group customers had increased its significance in our sales and accounted for about 44% of the gross debts outstanding at the end of 2005 from 38% at the end of 2004. The Company has noted the customer’s trends, repayment patterns and ageing analysis in 2005 which confirmed that the provision policy for doubtful accounts for the year ended December 31, 2004 is no longer appropriate. Therefore, the Company has changed its accounting estimates on allowances for doubtful accounts, taking into account the changes in customers’ mix. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

     Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2005 are summarized as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
		(in thousands)
Balance at beginning of year	158,075	94,423	107,457	13,315
Add: Charged to consolidated statements of income	—	13,034	25,587	3,171
Less: Written back to consolidated statements of income	(493)	—	—	—
Doubtful debts written off	(63,159)	—	(63,997)	(7,930)

Balance at end of year	94,423	107,457	69,047	8,556

     The Company believes that the present level of its allowance for doubtful debts adequately reflects probable losses related to impaired accounts receivable. However, changes in the assumptions used to assess the frequency and severity of doubtful accounts would have an impact on the Company’s allowance for doubtful debts. If economic or specific industry trends change, the Company would adjust its allowances for doubtful accounts by recording additional expense or benefit. Management studies show that a decrease or increase of 5% in historical write-off experience would increase or decrease the provision for doubtful accounts by approximately Rmb 13.9 million (US$1.7 million).
Realization of the carrying value of inventories
     The Company’s inventories are valued at the lower of cost or net realizable value at the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the inventories. Net realizable value is estimated based on the age and market condition of inventories.
     If market conditions or future product enhancements and developments change, the Company would adjust its provision for inventories by recording additional expense or benefit. In the preceding three years, there were no significant differences or adjustments between the book cost and the net realizable or market value. Management studies show that a decrease or increase of 5.0% in historical charge experience would increase or decrease the provision for inventories by approximately Rmb 5.9 million (US$0.7 million).
Product warranty obligations
     The Company accrues a liability for estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, for which it provides free repair and replacement. Warranties generally extend for a duration (12 months to 18 months) or mileage (80,000 kilometers to 180,000 kilometers), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year-end.
     Changes in the accrued product warranty liability for each of the years in the three-year period ended December 31, 2005 are summarized as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
		(in thousands)
Balance at beginning of year	66,864	101,215	126,114	15,627
Add: Provision charged to consolidated statements of income	162,369	190,205	179,184	22,203
Less: Amounts utilized	(128,018)	(165,306)	(163,172)	(20,219)

Balance at end of year	101,215	126,114	142,126	17,611

     The Company’s estimate of its warranty obligations is evaluated on an annual basis. In previous years, warranty claims have typically not been higher than the relevant provisions made in the Company’s balance sheet. If the nature, frequency and average cost of warranty claims change, the Company would adjust its allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. Management studies show that a decrease or increase of 5.0% in historical utilization experience would increase or decrease the provision for product warranty by approximately Rmb 8.2 million (US$1.0 million).
Realization of deferred tax assets
     Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. This valuation allowance is an estimate of the difference between the actual existing and future realizable deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, tax credits and tax losses carried forward utilized. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material revisions to the valuation allowance of deferred tax assets. Differences in actual results from available evidence used in determining the valuation allowances could result in future adjustments to the allowance. The realization of the deferred tax assets is subject to specific PRC tax regulations and not solely dependent on generating future taxable income. For example, tax credits relating to the purchase of domestic equipment may not be fully utilized as the amount entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary compared to the income tax of the subsidiary for the year before the domestic equipment was purchased. Tax credit may also have a validity period. It is therefore possible that a subsidiary has a taxable income but unable to utilize the deferred tax benefit brought forward, if any. Tax losses incurred by certain subsidiaries are not likely to be realized in the future in connection with the assessment for valuation allowance. Based on management’s forecast of future taxable income, the Company views the recoverability of the deferred tax assets, net of existing valuation allowances, as more likely than not to be realizable. In addition, based upon the results of prior years’ taxable income and projections for future taxable income over the next five years in which the deferred tax assets are deductible and tax losses carried forward, management believes the Company will realize the benefits of these deductible differences and tax losses carried forward as of December 31, 2005. Deferred tax assets which were not probable to be realized had been subjected to valuation allowance. For the years ended December 31, 2003 and 2004, no deferred tax asset valuation allowance was provided. For the year ended December 31, 2005, management concluded that a deferred tax asset valuation allowance of Rmb 45.2 million (US$5.6 million) was necessary. This valuation allowance is primarily for tax credits that management believes will expire unused.
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
     The Company has conducted a review on the conditions of the property, plant and equipment. In 2003, management identified that certain property, plant and equipment would no longer be used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to estimated fair value. Since there was no active second hand resale market for these items relating to property, plant and equipment, management has adopted the discounted cash flow model to determine their fair value. Impairment loss of Rmb 12.4 million (US$1.5 million) has been charged to income statements in 2003 under selling, general and administrative expense. In 2004 and 2005, the Company has not identified circumstances which indicate that the carrying value of the property, plant and equipment may not be recoverable, hence no impairment loss was recognized.
     If the estimates of cash flows and fair value of these long-lived assets change, management studies show that a 5.0% variance in historical charge experience would not have any significant impact to the Company’s financial statements.
Provision for loss contingency for guarantee granted by YEGCL
     YEGCL guaranteed borrowings of Rmb 7.6 million and Rmb 178.5 million (US$22.1 million) granted by commercial banks to unrelated parties in 2004 and 2005, respectively. The borrowings are due in equal monthly or quarterly instalments through one to two years. The guarantees were made to individual persons who applied for mortgage loans from commercial banks to purchase automobiles equipped with diesel engines produced by Yuchai. The guarantees are for the entire amount and term of the borrowings. In return, YEGCL receives a premium fee amounted to 2% to 8% of the amount of borrowings. All guarantees are secured by automobiles at a net book value totaling Rmb 11.7 million and Rmb 242.2 million (US$30.0 million) as of December 31, 2004 and 2005, respectively. If the individual defaults on payment, YEGCL would have to perform under the guarantees. It is reasonably possible that YEGCL would be required to make payment under its guarantees. As of December 31, 2004 and 2005, the maximum amount of undiscounted payments that YEGCL would have to make in the event of default is Rmb 7.4 million and Rmb 134.2 million

(US$16.6 million). Pursuant to the requirements of FIN 45, the Company accrued Rmb 0.2 million and Rmb 16.8 million (US$2.1 million) related to its stand ready obligation under the guarantee arrangement in 2004 and 2005, respectively. In assessing the contingent liability, management considered the probable recoverable amount of the secured automobiles and the customers’ deposits against its obligations to the banks for the defaulted payments from the customers. The Company has assessed that there is a risk exposure relating to default by customers on the expected future payments and therefore such a provision for loss contingency is required. The amount recognized during the year ended December 31, 2004 and 2005 includes premium received or receivable, which is amortized on a straight line basis over the terms of the guarantees, of Rmb 220.0 million and Rmb 4.5 million (US$0.6 million), respectively. The amount of premium being amortized, which were recorded as revenue, for the year ended December 31, 2004 and 2005 were amounted to Rmb 0.01 million and Rmb 1.2 million (US$0.1 million), respectively. The remaining balance of Rmb 12.3 million (US$1.5 million) as of December 31, 2005 represents the provision for loss contingency related to the guarantees where payment by the Company was probable.

Recoverability of carrying amount of investment in TCL
     The Company acquired a 15.99% equity ownership interest in TCL in 2005 as part of its diversification plan to include new businesses, other than Yuchai. The total purchase consideration was S$32.3 million, which approximates S$0.12 per share. The market price of TCL shares traded on the Singapore Exchange has fallen to S$0.08 on December 31, 2005 and was S$0.085 per share on July 31, 2006. Management of the Company has assessed and deemed the impairment to be temporary in nature and the Company has the ability and intent to hold its investment in TCL for a period that should allow it to recover its carrying value. Accordingly, no provision for impairment is required.
     Using the quoted market price at December 31, 2005, the TCL investment was valued at S$22.5 million (Rmb 109.0 million based on an exchange rate of S$1.00 to Rmb 4.83), compared to our carrying value of S$38.3 million (Rmb 185.0 million based on an exchange rate of S$1.00 to Rmb 4.83). If the Company’s management considered such impairment to be other than temporary, an impairment provision would have been recognized and income before income taxes and minority interest would have been reduced by Rmb 76.0 million (US$9.4 million based on an exchange rate of Rmb 8.0957 to US$1.00) for the year ended December 31, 2005.
Results of Operations
     The following table sets forth the percentages of net revenues of certain income and expense items of the Company for the last three fiscal years ended December 31, 2003, 2004 and 2005, respectively:

	Percentage of Net Revenues
	Year Ended December 31,
	2003	2004	2005
Revenues, net	100.0%	100.0%	100.0%
Cost of goods sold	69.9%	71.8%	77.7%
Gross profit	30.1%	28.2%	22.3%
Research and development costs	2.1%	2.5%	2.1%
Selling, general and administrative expenses	12.3%	11.8%	13.8%
Provision for uncollectible loans to a related party	—	—	3.5%
Operating income	15.8%	14.0%	2.9%
Interest expense	0.5%	0.6%	1.2%
Other (expenses)/income, net	0.0%	0.1%	0.4%
Income before income taxes and minority interests	15.2%	13.5%	2.0%
Income taxes	2.5%	1.9%	0.4%
Income before minority interests	12.8%	11.6%	1.7%
Minority interests in income of consolidated subsidiaries	3.2%	2.8%	0.5%
Net income	9.6%	8.8%	1.2%

2005 Compared to 2004
     Net revenue increased by 4.4% to Rmb 5,829.4 million (US$722.3 million) in 2005 compared to Rmb 5,582.1 million in 2004. The increase in net revenue was primarily due to higher sales volume arising from more aggressive marketing programs. Unit sales of diesel engines increased by 11.4% to 230,228 units in 2005 from 206,628 units in 2004 and this unit sales increase came mainly from higher sales of the 4-Series light-duty diesel engines and 6105 medium-duty diesel engines. In 2005, net revenues of the 4-Series light-duty diesel engines increased by approximately 35.7% and net revenues of the 6105 medium-duty engines increased by approximately 52.9% as compared to 2004.
     Cost of goods sold increased by 13.0% to Rmb 4,527.0 million (US$561.0 million) in 2005 from Rmb 4,006.9 million in 2004, and increased as a percentage of net revenues to 77.7% in 2005 from 71.8% in 2004. Cost of manufacturing increased by 14.5% to Rmb 4,371.1 million (US$541.6 million) in 2005 from Rmb 3,816.7 million in 2004, and increased as a percentage of net revenue to 75.0% from 68.4% in 2004. Cost of materials consumed in costs of manufacturing increased by 15.9% to Rmb 3,660.9 million (US$453.6 million) in 2005 from Rmb 3,159.9 million in 2004 (due to higher production throughout during 2005, while cost of materials consumed as a percentage of net revenue increased to 62.8% in 2005 from 56.6% in 2004. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing decreased by 2.4% to Rmb 409.0 million (US$50.7 million) in 2005 from Rmb 419.2 million in 2004, due to lower variable factory expenses. Factory overhead as a percentage of net revenue decreased to 7.0% for 2005 and 7.5% for 2004. Depreciation included in cost of manufacturing increased to Rmb 115.5 million (US$14.3 million) from Rmb 84.9 million in 2004. Depreciation as a percentage of net revenue increased to 2.0% in 2005 from 1.5% in 2004.
     Gross profit decreased by 17.3% to Rmb 1,302.4 million (US$161.4 million) in 2005 from Rmb 1,575.2 million in 2004. Gross profit margin (gross profit divided by net revenue) decreased to 22.3% in 2005 compared to 28.2% in 2004, reflecting a shift in the sales mix whereby the gross margin for the 4-Series and industrial engines were lower than margins historically achieved for both medium and heavy-duty engines.
     SG&A expenses (excluding research and development) increased by 22.6% to Rmb 807.4 million (US$100.0 million) in 2005 from Rmb 658.3 million in 2004 and increased as a percentage of net revenue from 11.8% in 2004 to 13.8% in 2005. This increase in SG&A was primarily due to the increase in sales, legal and professional costs and allowance for doubtful accounts on trade accounts receivable. Research and development expenses decreased to Rmb 123.9 million (US$15.4 million) in 2005 from Rmb 137.0 million in 2004. Advertising expenses included in SG&A decreased by 7.0% to Rmb 45.3 million (US$5.6 million) in 2005 from Rmb 48.7 million in 2004. Advertising expenses as a percentage of net revenue decreased to 0.8% in 2005 from 0.9% in 2004. Sales commission expenses included in SG&A expenses increased by 239.7% to Rmb 39.4 million (US$4.9 million) in 2005 from Rmb 11.6 million in 2004. Sales commission expenses as a percentage of net revenues increased to 0.7% in 2005 from 0.2% in 2004. The decrease in advertising is mainly due to lower spending on television and road signboard advertising. The increase in sales commissions is mainly due to higher commission given to promote the sales of new products such as 6L and 6M heavy duty diesel engines.
     Included in the 2005 income statement, is a provision for uncollectible loans to related party of Rmb 205,000 (US$25,402). See Note 5 to the Company’s Consolidated Financial Statements appearing elsewhere herein. Salaries and wages as a percentage of net revenues was 8.3% in 2005 and 7.4% in 2004. As a result of the foregoing, profits from operations decreased to Rmb 168.7 million (US$20.9 million) in 2005 compared to Rmb 779.9 million in 2004.
     Interest expenses increased by 122.1% to Rmb 70.5 million (US$8.7 million) in 2005 from Rmb 31.8 million in 2004, primarily due to increase in bank borrowings.
     Profit before income taxes and minority interests in 2005 was Rmb 117.2 million (US$14.5 million), as compared to a profit of Rmb 753.9 million in 2004. Income tax expenses in 2005 was Rmb 20.9 million (US$2.6 million) compared to income tax expenses of Rmb 105.2 million in 2004. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2004 and 2005. The effective tax rates of Yuchai were 14.0% and 17.8% for 2004 and 2005 respectively. Effective tax rate for 2005 was primarily due to additional non-deductible expenses for tax purposes.
     As a result of the foregoing factors, the Company had profit before minority interests of Rmb 96.4 million (US$11.9 million) in 2005 compared to Rmb 648.7 million in 2004, and net income of Rmb 68.5 million (US$8.5 million) in 2005 compared to a net income of Rmb 491.4 million in 2004.
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

     SG&A expenses (excluding research and development) increased by 17.3% to Rmb 658.3 million (US$79.5 million) in 2004 from Rmb 561.2 million in 2003 and decreased as a percentage of net revenue from 12.3% in 2003 to 11.8% in 2004. This increase in SG&A was primarily due to the increase in sales. Research and development expenses increased to Rmb 137.0 million (US$16.5 million) in 2004 from Rmb 94.6 million in 2003. Such increased expenses were primarily due to the development of the 6L engines and Euro II compliance. Advertising expenses included in SG&A increased by 18.8% to Rmb 48.7 million (US$5.9 million) in 2004 from Rmb 41.0 million in 2003. Advertising expenses as a percentage of net revenue decreased to 0.9% in 2004 from 0.90% in 2003. Sales commission expenses included in SG&A expenses decreased by 30.5% to Rmb 11.6 million (US$1.4 million) in 2004 from Rmb 16.7 million in 2003. Sales commission expenses as a percentage of net revenues decreased to 0.2% in 2004 from 0.4% in 2003. The increase in advertising and decrease in sales commission expenses reflected primarily higher costs incurred for the promotion of the 6L and 6M engines in 2004 and the change in Yuchai’s promotion strategies by offering lower selling prices to customers rather than through sales commission paid to its sales agents. Salaries and wages as a percentage of net revenues was 7.4% in 2004 and 7.5% in 2003. In 2003, management identified that certain property, plant and equipment were no longer used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to estimated fair value. Impairment loss of Rmb 12.4 million (US$1.5 million) has been charged to income statements in 2003. In 2004, the Company has not identified circumstances which indicate that the carrying value of the property, plant and equipment may not be recoverable, hence no impairment loss was recognized. As a result of the foregoing, profits from operations increased to Rmb 779.9 million (US$94.2 million) in 2004 compared to Rmb 721.4 million in 2003.
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
Inflation
     The general annual inflation rate in China was approximately 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively. The Company’s results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs.
Liquidity and Capital Resources
     The Company’s primary sources of cash are funds from operations generated by Yuchai, as well as debt financing incurred by the Company. The Company’s operations provided cash in 2003, 2004 and 2005. The acquisitions of TCL in 2005 and LKN in 2006 were funded from internal cash and external bank borrowings. In 2005, the Company’s primary cash requirements were for working capital and capital expenditures to complete the expansion of production capacity. The Company believes that its sources of liquidity are sufficient for its requirements over the next year. Factors which may affect the Company’s ability to generate funds from operations include increased competition (including as a result of China’s admission to the WTO), fluctuations in customer demand for the Company’s products, the Company’s ability to collect and control its level of accounts receivable, the status of the Company’s investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement (see “Item 4. Information on the Company — Recent Developments”).
     As of December 31, 2005, the Company had approximately Rmb 736.2 million (US$91.2 million) in cash on a consolidated basis which the Company considers would be sufficient to meet the Company’s operational requirements at least for the next year. However, the Company believes that if the Company is considered on a stand alone basis without its investment in Yuchai, the Company would find it difficult to raise new capital (either debt or equity) on its own.
     The following table summarizes the key elements of the Company’s cash flows for the last three years:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
	(in thousands)
Net cash provided by operating activities	1,075,274	589,608	242,674	30,070
Net cash used in investing activities	(372,373)	(753,367)	(677,215)	(83,915)
Net cash (used in)/provided by financing activities	(714,163)	254,493	452,777	56,105
Currency translation adjustment	—	—	(4,713)	(584)

Net (decrease)/increase in cash and cash equivalents	(11,262)	90,734	13,523	1,676

     Net cash flow provided by operating activities decreased by Rmb 346.9 millions. The decrease was principally caused by an increase in inventories, net of Rmb 289.7 million, due to stocking up at the end 2005 to meet expected higher sales in 2006. In addition, the decrease in net cash from operating activities was also partly attributed to increase in trade accounts receivables, net of Rmb 270.7 million and increased in amount due from related companies of Rmb 115.1 million. In addition, there was an increased in trade accounts payable in 2005 of Rmb 553.3 million arising from increased business activities from higher production. Net cash used in investing activities decreased by Rmb 76.2 million in 2005, principally due to repayment of Rmb 205.0 million of loans from a related company and increased in purchased of investments of Rmb 161.4 million. The Rmb 205.0 million loan repaid by the related company (YMLC) was subsequently re-loaned to the same company (see also Note 5 to the Company’s Consolidated Financial Statements appearing elsewhere herein. Net cash provided by financing activities increased by Rmb 198.3 million in 2005, mainly due to net increase in net proceeds from bank terms loans of Rmb 432.8 million, proceeds from 2% convertible bonds of Rmb 206.9 million and offset by the dividend payment of Rmb 120.3 million made in 2005.
     Cash provided by continuing operations is a major source of the Company’s liquidity. Other than with respect to the application of cash generated from operations for capital expenditures and dividend payments (see “Item 8. Financial Information — Policy on Dividend Distributions”), the Company does not have a formal cash management policy.
     The Company expects that cash generated from operations and credit collection arrangements should provide the Company with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times cash generated from operations is subject to seasonal fluctuations. As a result, the Company may use periodic borrowings to supplement its working capital requirements. Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case by case basis with reference to the loan limit approved by Yuchai’s Board of Directors. Yuchai had outstanding borrowings of Rmb 962.8 million as of December 31, 2005. The interest rate applicable to the amounts borrowed ranges from 4.94% and 5.85% per annum. During its April 2006 board meeting, the Yuchai board of directors approved an increase in this borrowing limit to Rmb 2,000 million. As of June 30, 2006, Yuchai had outstanding borrowings of Rmb 920 million. The Company believes that should there be a need for further loans from banks, Yuchai could seek to drawdown additional amounts up to such limit from the Chinese domestic banks; however, no assurance can be given that such additional borrowings would be approved by such banks.
     The Company’s working capital as of December 31, 2005 was Rmb 959.4 million compared to Rmb 1,402.2 million as of December 31, 2004. The decrease in working capital was primarily due to the increase of accounts payable by 50.8% to Rmb 1,643.0 million, with higher volume of raw materials and components purchased to meet expected higher sales in 2006. In addition, the increase in total current liabilities was also partly due to increase in borrowings of Rmb 432.8 million. As of December 31, 2005, the Company had long-term debt, including current installments, totaling Rmb 150.0 million, of which Rmb 100.0 million will mature in 2006. The Company had current debt totaling Rmb 812.8 million as of December 31, 2005.
     The Company’s capital expenditures were Rmb 515.4 million in 2005, Rmb 552.9 million in 2004 and Rmb 372.8 million in 2003. As of December 31, 2005, the Company had authorized and contracted for capital expenditures for improvement to existing production facilities in the amount of Rmb 214.1 million. As the Company’s business continues to grow, it will also require additional funds for increased working capital requirements, including to finance increased accounts receivable. The Company expects to fund its capital expenditures and working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans incurred by Yuchai and the Company. Yuchai’s ability to obtain financing is limited by government regulation and a general shortage of debt and equity financing in China. Any additional capital contribution by the Company to Yuchai would require, among other things, the approval of the MOC, which has broad discretion with respect to such approval.
     In February 2005, the Company issued $25.0 million in principal amount of convertible bonds due 2012 in a private placement. The convertible bonds carried interest at 2.0% per annum and matured in 2012, unless redeemed earlier in accordance with their terms. The bonds were convertible by their holders into newly issued ordinary shares of the Company at a conversion price of $12.969 per share, subject to customary adjustments. The bonds were fully converted by their holders in June 2005. Upon conversion, the Company issued 1,927,673 ordinary shares, representing approximately 5.45% and 5.17% of the then existing and enlarged issued share capital of the Company, respectively. The Company received approximately $24.9 million in proceeds from the convertible bond placement after deducting costs and expenses. The proceeds of the offering had been fully utilized to finance the TCL share acquisitions described above.
     As an additional source of funding for the Company’s business expansion and diversification related activities, the Company had in March 2005, September 2005, January 2006 and March 2006 entered into credit facilities for $25.0 million, $50.0 million, S$60.0 million (approximately US$37.0 million, based on an exchange rate of S$1.62 to US$1.00) and S$110.0 million (approximately US$69.2 million, based on an exchange rate of S$1.59 to US$1.00), respectively, with various banks in Singapore. The Company has drawn down the first three facilities as of June 30, 2006 in connection with its acquisition of shares and bonds in TCL and LKN described above. The purpose of the fourth credit facility is to enable the Company to make further new acquisitions as part of its diversification plans. These facilities aggregate approximately $181.2 million of which $112 million had been drawn down as of June 30, 2006. The terms of these facilities require, among other things, that HLA retains ownership of CYI’s Special Share and that CYI remains a consolidated subsidiary of HLA. The terms of these facilities also include certain financial covenants with respect to CYI’s tangible net worth and net gearing ratio throughout the tenor of the facility, as well as negative pledge provisions and customary drawdown requirements and events of default.
     As part of its business strategy, Yuchai seeks from time to time opportunities to invest in domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. Yuchai may make such investments and acquisitions with funds provided by operations, future debt or equity financings or a combination thereof. Subsequent to December 31, 2005, Yuchai has lodged an application to the People’s Bank of China for short-term bonds issuing limit amounting to Rmb 1,000 million (US$124.5 million). The application was approved on May 30, 2006 and is valid until the end of June 2007. Yuchai can issue the bonds in multiple tranches at various dates during the validity period of the approval. Yuchai intends to use these short-term bonds principally to refinance existing indebtedness relating to its working capital requirements.
     Yuchai issued the first tranche of Rmb 500 million short-term bonds on June 13, 2006 with a maturity date on March 9, 2007.
     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2005:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in Rmb millions)
Short-term debt	913	913	—	—	—
Long-term debt	50	—	50	—	—
Purchase Obligations regarding capital expenditure	214	214	—	—	—
Lease Commitments	6	3	3	—	—

Total	1,183	1,130	53	—	—

     Subsequent to December 31, 2005, the Company entered into a number of contractual arrangement that result in additional cash obligations or contingent cash obligations (see Note 34 to the Consolidated Financial Statements).
Off-Balance Sheet Arrangements
     The Company currently does not engage in any off-balance sheet arrangements.
Guarantee by YEGCL
     YEGCL guaranteed borrowings of Rmb 7.6 million and Rmb 178.5 million (US$22.1 million) granted by commercial banks to unrelated parties in 2004 and 2005, respectively. The borrowings are due in equal monthly or quarterly instalments through one to two years. The guarantees were made to individual persons who applied for mortgage loans from commercial banks to purchase automobiles equipped with diesel engines produced by Yuchai. The guarantees are for the entire amount and term of the borrowings. In return, YEGCL receives a premium fee amounted to 2% to 8% of the amount of borrowings. All guarantees are secured by automobiles at a net book value totaling Rmb 11.7 million and Rmb 242.2 million (US$30.0 million) at December 31, 2004 and 2005, respectively. If the individual defaults on payment, YEGCL would have to perform under the guarantees. It is reasonably possible that YEGCL would be required to make payment under its guarantees. As of December 31, 2004 and 2005, the maximum amount of undiscounted payments that YEGCL would have to make in the event of default is Rmb 7.4 million and Rmb 134.2 million (US$16.6 million). Pursuant to the requirements of FIN 45, the Company accrued Rmb 0.2 million and Rmb 16.8 million (US$2.1 million) related to its stand ready obligation under the guarantee arrangement in 2004 and 2005, respectively. The amount recognized during the year ended December 31, 2004 and 2005 includes premium received or receivable, which is amortized on a straight line basis over the terms of the guarantees, of Rmb 0.2 million and Rmb 4.5 million (US$0.6 million), respectively. The amount of premium being amortized, which were recorded as revenue, for the year ended December 31, 2004 and 2005 were amounted to Rmb 0.01 million and Rmb 1.2 million (US$0.1 million), respectively. The remaining balance of Rmb 12.3 million (US$1.5 million) as of December 31, 2005 represents the provision for loss contingency related to the guarantees where payment by the Company was probable.

Outstanding bills discounted
     As of December 31, 2004 and 2005, outstanding bills discounted with banks for which the Company has retained a recourse obligation totaled Rmb 1,117.8 million and Rmb 1,373.7 million (US$170.2 million), respectively.
     Outstanding letter of credits
     As of December 31, 2004 and 2005, the Company had issued irrevocable letter of credits of Rmb 165.9 million and Rmb 110.3 million (US$13.7 million), respectively.
     Except for the above off-balance sheet arrangements, the Company has no other outstanding derivative financial instruments, off-balance sheet arrangements or guarantees.
Recently Issued Accounting Standards
Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 47
     In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ended after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Company’s financial condition and consolidated statements of income.
FIN No. 48
     In June 2005, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for the fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the provisions of FIN 48 to the Company’s consolidated financial statements.
Emerging Issues Task Force (“EITF”) 04-13
     In September 2005, the EITF issued EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements beginning in the first interim or annual reporting beginning after March 15, 2006. The application of EITF 04-13 is not expected to have a significant impact on the Company’s consolidated financial statements.
SFAS No. 151
     In December 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The initial adoption of this statement will not have a significant effect on the Company’s 2006 consolidated financial statements.
SFAS No. 153
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions”, for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this statement will not have a significant effect on the Company’s 2006 consolidated financial statements.
SFAS No. 155
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement resolves issues addressed in SFAS No 133 Implementation and Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. This statement will be effective for the fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the statement to the Company’s consolidated financial statements.
SFAS No. 156
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The statement also provides guidelines to classification, disclosure and subsequent measurement of servicing assets and servicing liabilities. This statement will be effective for the fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the statement to the Company’s consolidated financial statements.

SFAS No. 123 (revised 2004)
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company will adopt this statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The initial adoption of this statement will not have any effect on the Company’s 2006 consolidated financial statements.
Research and Development
     The Company has committed substantial resources to continually improve the technology of its products. The Company’s internal development effort focuses primarily on improving manufacturing processes and adapting foreign technology to the Chinese market. In addition, the Company plans to continue to acquire advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2005, the Company employed over 1,445 engineers, approximately 267 of whom were devoted to research and development, product enhancement and new designs. In 2003, 2004 and 2005, the Company spent approximately Rmb 94.6 million, Rmb 137.0 million and Rmb 123.9 million (US$15.4 million), respectively, on research and development. The Company believes that it has been able to control to some extent the increase of research and development expenses due to the relatively low salary levels of engineers in China.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
Directors and Senior Management of the Company
     The Board of Directors of the Company shall consist of up to eleven members. Currently, there are nine members elected to and serving on the Company’s Board of Directors, with two vacancies. Pursuant to the rights afforded to the holder of the Company’s Special Share, HLA has designated Messrs. Teo Tong Kooi, Gan Khai Choon, Gao Jia Lin, Kwek Leng Peck, Wong Hong Ren and Philip Ting Sii Tien as its directors.
     The directors and executive officers of the Company as of June 30, 2006 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer
TEO Tong Kooi(1)	President and Director	2004
GAO Jia Lin(1)	Vice President and Director	1995
GAN Khai Choon	Director	1995
Raymond C. K. HO(1)(2)(3)(4)(6)	Director	2004
KWEK Leng Peck(1)(3)	Director	1994
NEO Poh Kiat(2)(3)	Director	2005(5)
TAN Aik-Leang(1)(2)(4)	Director	2005(5)
Philip TING Sii Tien(1)	Director and Chief Financial Officer	1994
WONG Hong Ren(1)(4)	Director	1994
Sheila MURUGASU	General Counsel	2003
Ira Stuart OUTERBRIDGE III	Secretary	2001

(1)	Also a director of Yuchai.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Special Committee.

(5)	Appointed as director in 2005.

(6)	Mr. Ho has notified the Company that he will not be seeking re-election at the Company’s forthcoming annual general meeting of shareholders.
     Mr. Teo Tong Kooi is the President of the Company and a Director of Yuchai. He is also a Director and Chief Executive Officer of HLA as well as a Director of TCL, Henan Xinfei Electric Group and various building materials companies within the Hong Leong Group Singapore. He is also an Executive Director of Malaysia listed Tasek Corporation Berhad, which previously he held the position of the Managing Director. Mr. Teo holds a Bachelor of Science degree in Marketing Management and a Master of Business Administration (both from Golden Gate University, San Francisco, California, USA). He has also completed the Executive Management Programme at the Stanford University Graduate School of Business and has 19 years of corporate and commercial banking experience with 13 years in senior management positions.
     Mr. Gao Jia Lin is the Vice-President and a Director of the Company and Deputy Chairman and a Director of Yuchai. He has a mechanical engineering degree from Qinghua University, and joined Hong Leong (China) Limited in 1992. He is currently the Senior Vice President of HLA, China Operation.
     Mr. Gan Khai Choon is a Director of the Company. He is currently the joint managing director of Hong Leong International (Hong Kong) Limited. He holds a bachelor’s degree (economics honors) from the University of Malaya.

     Mr. Raymond C. K. Ho is a partner of Fred Kan & Co., a Hong Kong based law firm. He has been in private practice as a solicitor since 1983 in Hong Kong, Mainland China and Canada. He has held various public service positions with the Law Society of Hong Kong, Hong Kong Trade Development Council and Hong Kong International Arbitration Centre. He is also currently the Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong. During 2004, Fred Kan & Co. rendered legal advice to the Company in connection with the implementation of the July 2003 Agreement, for which CYI paid approximately US$30,000. The Company’s Board of Directors has determined that Mr. Ho is independent within the meaning of NYSE’s recently adopted corporate governance standards, on the basis that the amount paid for the legal services provided by Fred Kan & Co is not material to either the Company or Fred Kan & Co and that the Company has no other relationship, direct or indirect, which is material with Mr. Ho. Mr. Ho has notified the Company that he will not be seeking re-election at the forthcoming annual general meeting of the Company. Upon conclusion of that meeting, Mr. Ho will cease to be a director of the Company and Yuchai, and will cease to serve on the Company’s Audit Committee, Compensation Committee and Special Committee.
     Mr. Kwek Leng Peck is a Director of the Company. Mr. Kwek is a member of the Kwek family, which controls the Hong Leong Group Singapore. Mr. Kwek serves as Executive Director of HLA, and has over 25 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. Mr. Kwek holds directorships on the boards of several Hong Leong Group Singapore companies, including HLA, City Developments Limited, HLC, Hong Leong Finance Limited, City e-Solutions Limited and Millennium & Copthorne Hotels plc.
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
     Mr. Philip Ting Sii Tien has been the Chief Financial Officer of the Company since 1994 and became a Director in February 2004. He is also an alternate director to Mr. Teo Tong Kooi on the Board of TCL. He was appointed Chief Financial Officer of HLC in 1994. In 2001, he became the Group Chief Financial Officer for the HLA group of companies. Prior to joining the Hong Leong Group Singapore, from 1993 to 1994, Mr. Ting served as Regional Controller of Quantum Asia Pacific, Singapore, a leading disk drive manufacturer. Mr. Ting served as Regional Controller of Black & Decker Asia Pacific Pte. Ltd. (Singapore) from 1990 to 1993 and as Controller of Deutsche Bank (Singapore) from 1987 to 1989. Mr. Ting is an Associate Member of the Institute of Chartered Accountants in England and Wales.
     Mr. Wong Hong Ren has been a Director of the Company since 1994. He has also been a Director of Yuchai since 1993. He is also the Chairman of LKN and a Director of TCL. Since 1988, he has served as Group Investment Manager of Hong Leong Management Services Pte. Ltd. in Singapore. Prior to his joining the Hong Leong Group in January 1988, Mr. Wong was Director and General Manager (Investment and Property) of Haw Par Brothers International Ltd. and Director of Investment with Royal Trust Asset Management Pte. Ltd. and First Capital Corporation Ltd., where he was actively involved in management of the companies’ funds in international equities.
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

Audit Committee
     The members of the Audit Committee are Messrs. Tan Aik-Leang (Chairman), Raymond C. K. Ho and Neo Poh Kiat. The Audit Committee oversees the actions of the Company’s independent public accountants and reviews the Company’s internal accounting procedures. The Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert. However, Mr. Ho has notified the Company that he will not be seeking re-election at the forthcoming annual general meeting of the Company. The Company is currently searching for a replacement independent director, and until such person is appointed, the Company’s Audit Committee will consist of only two independent members.
Compensation Committee
     The members of the Compensation Committee are Messrs. Kwek Leng Peck (Chairman), Raymond C.K. Ho and Neo Poh Kiat. The Compensation Committee reviews and approves executive appointments and remuneration, and administers the Company’s employee benefit plans, including the Company’s stock option plans, if any. See also “— Share Ownership — Stock Option Plan”.
Special Committee
     The members of the Special Committee are Messrs. Wong Hong Ren (Chairman), Raymond C. K. Ho and Tan Aik-Leang. The Special Committee was established in 2003 in response to the difficulties which the Company faced with respect to its investment in Yuchai, and is not a permanent committee of the Company’s Board of Directors. Steps taken by the Special Committee included instituting legal and arbitration proceedings against the Chinese shareholders of Yuchai in May 2003, and subsequently discontinuing these proceedings following the execution of the July 2003 Agreement. The Special Committee’s mandate has subsequently been further expanded to address issues relating to the implementation of the July 2003 Agreement and the Reorganization Agreement, including the business expansion and diversification plans, as well as to review and resolve any difficulties which CYI may experience in obtaining the cooperation of the Chinese shareholders of Yuchai in the management and operation of Yuchai, including if necessary the commencement of litigation and/or arbitration. See also “Item 8. Financial Information — Legal Proceedings”.
Directors and Executive Officers of Yuchai
     The Board of Directors of Yuchai consists of thirteen members. Currently, there are thirteen members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle the Company (as the indirect holder of the Foreign Shares) to designate nine directors and entitle the Chinese shareholders to designate four directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions”, and by virtue of the Special Share, HLA is entitled to designate six of the nine Yuchai directors designated by the Company. The Company has designated Messrs. Gao Jia Lin, Teo Tong Kooi, Raymond C. K. Ho, Kwek Leng Peck, Tan Aik-Leang, Philip Ting Sii Tien, Wong Hong Ren, Qin Xiao Cong and Yuan Xu Cheng as Yuchai’s directors. Pursuant to the Shareholders Agreement and the Bye-laws of the Company, the Yuchai directors designated by the Company will vote as a block in accordance with the vote of the majority of such directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed the continued rights of the Company, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s board of directors.
     The directors and executive officers of Yuchai as of June 30, 2006 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	Position or Officer
YAN Ping	Chairman of the Board of Directors	2005
GAO Jia Lin(1)	Deputy Chairman of the Board of Directors	1995
Raymond C.K. HO(1)(2)	Director	2004
LI Tiansheng	General Manager and Director	2001
KWEK Leng Peck(1)	Director	2005
TAN Aik-Leang(1)	Director	2005
TEO Tong Kooi(1)	Director	2004
TING Sii Tien, Philip(1)	Director	2004
QIN Xiao Cong	Director	2003
SHAO Qihui	Director	2003

		Year First Elected or
		Appointed Director
Name	Position	Position or Officer
WONG Hong Ren(1)	Director	1993
YUAN Xu Cheng	Director	2003
GU Tangsheng	Assistant to Chairman and Director	2005
GONG Hai	Deputy General Manager	2006
LIM Poh Lea	Financial Controller	2004
SHEN Jie	Chief Engineer	2002
WU Qiwei	Deputy General Manager	2006
YANG Weizhong	Chief Accountant	1992

(1)	Also a Director of the Company.

(2)	Mr. Ho has advised Yuchai that he will resign as a director of Yuchai concurrent with his resignation as a director of the Company.
     For information about Messrs. Gao Jia Lin, Teo Tong Kooi, Raymond C.K. Ho, Wong Hong Ren, Philip Ting Sii Tien, Kwek Leng Peck and Tan Aik-Leang, see “— Directors and Senior Management of the Company”. For additional information regarding Mr. Wang Jianming’s employment status with Yuchai, see “— Compensation — Yuchai” and “Item 8. Financial Information — Legal Proceedings”.
     Mr. Yan Ping is the Chairman of the Board of Directors of Yuchai. Mr. Yan Ping has been the Chairman of the State Holding Company since May 2005. The State Holding Company owns 22.1% of the shares of Yuchai, and is owned by the Yulin City Government. Prior to becoming Chairman of the State Holding Company, Mr. Yan Ping held various government related position, including most recently as Deputy Secretary-General, Yulin Municipal Government and as Director, Yulin Municipal Development and Reform Commission. Mr. Yan Ping holds a Bachelor of Engineering degree from Dalian Railway College and a Master of Economics degree from the East-North Financial University.
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
     Mr. Yuan Xu Cheng is a director of Yuchai. He previously served as the director and Assistant General Manager of Guijiang Enterprise Co.
     Mr. Gu Tangsheng is a Director of Yuchai and Assistant to the Chairman of the State Holding Company. He holds a PhD in physics from Zhongshan University.
     Mr. Gong Hai serves as Deputy General Manager in charge of parts and supplies. Mr. Gong is a graduate from Sichuan Science and Technology University majoring in foundry science and completed his MBA program from Huazhong University of Science and Technology.
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
     Mr. Wu Quwei is the Deputy General Manager and is in charge of sales and marketing. Mr. Wu graduated from Hunan University majoring in internal-combustion engine, vehicle and mechanical engineering. Mr. Wu had also completed his MBA program from the Huazhong University of Science and Technology.
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
     In order to further strengthen its level of corporate governance, the Company has continued to seek to cause Yuchai to adopt comprehensive corporate governance guidelines, which seek to put procedures in place to improve the management and corporate governance of Yuchai. Pursuant to the Reorganization Agreement, as amended, Yuchai has agreed to implement the corporate governance guidelines which had been approved by Yuchai’s Board of Directors in November 2002 but which had subsequently not been submitted to the relevant Chinese governmental authorities for approval. Yuchai has advised the Company that such submission has now been made, and that other steps are currently being taken by Yuchai to put in place an appropriate corporate governance structure conforming to international custom and practice at Yuchai.
     The Company is also required to comply with the requirements of the Sarbanes-Oxley Act of 2002. Section 404 of that Act requires the Company’s management to file an internal control report which states that it is management’s responsibility to establish and maintain an adequate internal control structure and procedures and financial reporting. Management also needs to assess the effectiveness of the internal control structure and procedures for financial reporting. External auditors will be engaged to attest to management’s assertion on the internal control report for the financial year ending December 31, 2006. In November 2005, the Company employed an internal control specialist to head the Company’s Section 404 implementation project. The Company has also engaged PricewaterhouseCoopers Singapore as the technical consultants for the project. Section 404 attestation work by external auditors is expected to commence in August 2006.
     Pursuant to Yuchai’s Articles of Association, the Board of Directors of Yuchai consists of 13 directors appointed for three-year terms. So long as the present ratio of Foreign Shares to the total number of State Shares and Legal Person Shares of Yuchai remains unchanged, a total of nine directors shall be elected from nominees of holders of Foreign Shares and a total of four directors shall be elected from nominees of holders of State Shares and Legal Person Shares. Actions generally may be taken by a majority vote of the directors present at a meeting at which a quorum is present. Attendance of at least seven directors (at least four representing holders of Foreign Shares and at least three representing holders of State Shares or Legal Person Shares) constitutes a quorum.
     The Company is entitled under Yuchai’s Articles of Association to elect nine of Yuchai’s 13 directors, thereby entitling it to effect all major decisions relating to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai affirmed the continued rights of the Company, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s board of directors. A two-thirds vote of the outstanding shares at a shareholders’ meeting at which a quorum is present is required for major corporate actions, such as an amendment to Yuchai’s Articles of Association, significant sales or purchases of assets or a division, merger, acquisition or liquidation of Yuchai, or issuances of new common shares or other securities of Yuchai. Attendance of shareholders representing at least two-thirds of the outstanding Yuchai shares constitutes a quorum for shareholder meetings considering such major corporate actions.
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
     Yuchai’s management consists of a Chairman, a General Manager and several Deputy General Managers, other senior officers designated by the board of directors and one senior manager designated by the Company. Yuchai’s management handles daily operations and implements the corporate policies under the direction and guidance of the Board of Directors of the Company. In November 2003, Mr. Wang Jianming entered into a new contract of employment with Yuchai, pursuant to which he was appointed as Chief Executive Officer of Yuchai. Mr. Wang Jianming ceased to serve as the chairman, legal representative and chief executive officer of Yuchai, as well as the chairman and legal representative of the State Holding Company, the principal Chinese shareholder of Yuchai with effect from October 28, 2005. The new chairman and legal representative of these companies is Mr. Yan Ping whose appointment was confirmed on December 2, 2005.
     Yuchai’s Board of Directors has established an Investment Review Committee, which is responsible for reviewing the necessity and feasibility of investment projects and making recommendations to the Board of Directors. Although significant investment decisions should be made by a majority vote of the Board of Directors, not all investments undertaken by Yuchai have in the past been submitted to this Committee for approval or have received this or other required corporate approvals. For example, Yuchai’s loan of Rmb 205.0 million to YMLC, Yuchai’s appointment of a consultant to advise on the formation of and Yuchai’s investment in a new logistics business, the consultancy contract of Rmb 60.0 million, and the disbursement of funds to acquire headquarters in Guilin for this new logistics company, each only received the requisite corporate approvals subsequent to their occurrence. See also the formation of YEGCL, described under “Item 4. Information on the Company — Business Overview — Manufacturing”, and the recent loans made by Yuchai, described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Other Transactions”.
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
Compensation
Company
     For 2005, HLA charged Yuchai a management fee of US$500,000 for management services, including the services of the Company’s President, Vice President and Chief Financial Officer, each of whom are employees of HLA. In December 2005, HLA has seconded two senior managers to Yuchai for support services in respect of internal audit and Sarbanes-Oxley Act implementation.
     The Company paid an annual service fee for services rendered in 2005 of US$50,000 and US$30,000 to each of the Company’s independent and non-independent directors, respectively, and US$20,000 to the Company’s Group Counsel. The Company also paid an annual service fee of US$50,000 and US$30,000 to the Chairman and each of the members of the Special Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions”.
Yuchai
     The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2005 was approximately Rmb 10.9 million (US$1.4 million). Yuchai has a management bonus plan for its executive, mid-level and junior officers under which annual incentive bonuses in an aggregate amount equal to 5.5% (3.5% for executive officers (allocated as 2.5%

for the Chairman and 1.0% for other executive officers) and 2.0% for mid-level and junior officers and employees) of Yuchai’s after-tax profit must be paid if Yuchai achieves the after-tax profit approved in the annual budget by Yuchai’s board of directors or, in the case of certain bonuses, if Yuchai achieves 80.0% of such budgeted after-tax profit. In addition, Yuchai’s officers participate in an incentive pay program which is available to all employees and is based on performance and productivity.
     There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.
Employees
     As of December 31, 2005, Yuchai employed approximately 8,827 people nationwide, inclusive of a sales force of 609 employees. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. In the year ended December 31, 2005, the average annual base salary and bonus of an employee was approximately Rmb 54,677 (US$6,775), a decrease of approximately 6.0% from the previous year. Yuchai has not experienced any strikes or similar significant work stoppages. Yuchai believes that its employee relations are good.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
Major Shareholders
     The following table sets forth certain information regarding beneficial ownership of the Company’s shares of Common Stock as of June 30, 2006 by all persons who are known to the Company to own five percent (5%) or more of the outstanding shares of Common Stock.
     Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of June 30, 2006. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 common shares outstanding as of June 30, 2006.

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

1,900,000 shares of the Company’s Common Stock. On the respective settlement dates of these forward sales agreements, Coomber will have the option to settle the forward sales by delivery of cash or the Company’s Common Stock. The counterparty may borrow the pledged shares from Coomber in connection with that party’s hedging of its exposure under the forward sale arrangements. Coomber will temporarily cease to have voting rights with respect to any common stock borrowed by the counterparty but will reacquire such voting rights when the counterparty returns the borrowed shares to Coomber. In the event Coomber elects to settle the forward sale agreement or agreements entirely by delivering shares of the Company’s Common Stock, its beneficial ownership of the Company’s Common Stock could, depending on the number of shares of the Company’s Common Stock delivered, decrease to 6,701,550 shares, or approximately 18.0% of the Company’s Common Stock, or to 4,601,550 shares, or approximately 12.3% of the Company’s Common Stock, if it sells 2,100,000 shares pursuant to the Company’s prospectus dated March 24, 2004.

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
     As of the record date on June 30, 2006, there were 22,089,296 shares of Common Stock, or 59.3% shares of Common Stock, held of record by 42 persons with registered addresses in the United States.
The Special Share
     The Special Share entitles the holder thereof to elect a majority of the directors of the Company. In addition, no shareholders resolution may be passed without the affirmative vote of the Special Share, including any resolution to amend the Memorandum of Association or Bye-laws of the Company. The Special Share is not transferable except to HLA, HLC or any of its affiliates. In 1994, the Company issued the Special Share to DML, a holding company of the Company then controlled by Hong Leong (China) Limited, or HLC. During 2002, following the decision of the shareholders of DML to dissolve DML, DML redeemed all of the redeemable stock issued by it to its shareholders. Per the DML Shareholders Agreement (defined below), DML transferred all its shares of the Company to its shareholders, which included HLC and their wholly-owned subsidiaries. Because Coomber, an affiliate of China Everbright, was the shareholder of DML which gave notice of the dissolution of DML, the Special Share was transferred from DML to HLT, an affiliate of HLA, pursuant to the terms of the DML Shareholders Agreement, as amended on January 21, 2002 and on May 17, 2002.
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

Reorganization Agreement
     On April 7, 2005, the Company entered into the Reorganization Agreement with Yuchai and Coomber, which is intended to be in furtherance of the terms of the July 2003 Agreement. On December 2, 2005, certain provisions of the Reorganization Agreement were amended, including to extend the implementation deadline to December 31, 2006. See “Item 4. Information on the Company — Recent Developments”.
Other Transactions
     During each of 2003, 2004 and 2005, HLA charged Yuchai a management fee of US$500,000 per annum for management, financial planning and control and other services, including the services of the Company’s President, Vice President and Chief Financial Officer, each of whom are employees of HLA. Such charges represent HLA’s estimated direct costs of providing these services. In December 2005, HLA has seconded two senior managers to Yuchai for support services in respect of internal audit and Sarbanes-Oxley Act implementation.
     During each of 2003, 2004 and 2005, the State Holding Company charged Yuchai Rmb 30.6 million, Rmb 21.2 million and Rmb 25.9 million (US$3.2 million), respectively, for certain general and administrative expenses on an actually incurred basis. The Company believes that the expenses charged to Yuchai by the State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same cost.
     During 2004, Yuchai granted a loan of Rmb 205.0 million to YMLC, a subsidiary of Coomber, with an interest rate of 5.58% for one year. The loans granted in 2004 matured in 2005, and subsequently extended to YMLC with a maturity date of December 29, 2006 (see also Note 5 to the Company’s Consolidated Financial Statements appearing elsewhere herein.)
     In January 2006, the Board of Directors authorized the Company to pay fees amounting to approximately S$6.1 million (approximately $3.8 million) to Hong Leong Management Services Pte. Ltd. (an affiliate of the Company which provides management and other services to the members of the Hong Leong Group Singapore) for work done on behalf of the Company. These fees have been reported under SG&A expenses in the Company’s financial statements. The work entails assisting the Company to (a) secure credit facilities from various banks; (b) enter into the Reorganization Agreement dated April 7, 2005 with Yuchai and Coomber; (c) implement CYI’s business expansion and diversification plans including the acquisition of debt and equity in TCL and LKN; and (d) issue the US$25.0 million in principal amount of convertible bonds due 2012 in a private placement.
     The Company has undertaken other significant business transactions with related parties during the three years ended December 31, 2005, as set forth under Note 28 to the Company’s Consolidated Financial Statements.
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
Proceedings with Yuchai
     The Company has from time to time encountered difficulties in obtaining the cooperation of the State Holding Company and Mr. Wang Jianming in the daily management and operation of Yuchai. The State Holding Company is a minority shareholder of Yuchai and is wholly-owned by the municipal government of Yulin City in the Guangxi Zhuang Autonomous Region. Until December 3, 2005, Mr. Wang was previously the Chairman, legal representative and Chief Executive Officer of Yuchai, as well as the Vice-Chairman and legal representative of the State Holding Company.
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
     In April 2005, the Company, Yuchai and Coomber agreed steps relating to the adoption of corporate governance practices at Yuchai and a broad framework for the restructuring of the Company’s ownership of Yuchai, and entered into the Reorganization Agreement. The Reorganization Agreement is intended to be in furtherance of the July 2003 Agreement. See “Item 4. Information on the Company — Recent Developments” and Note 25 to the Company’s Consolidated Financial Statements for a detailed summary. In December 2005, the parties amended certain provisions of the Reorganization Agreement, including to extend the implementation deadline to December 31, 2006. Although the parties to the Reorganization Agreement expect to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be fully consummated, or that implementation of the Reorganization Agreement will effectively resolve all of the difficulties faced by the Company with respect to its investment in Yuchai. In addition, Mr. Yan Ping has replaced Mr. Wang as Chairman of the Board of Directors of Yuchai, effective December 2, 2005. Yuchai does not currently have a chief executive officer.
Other Legal Proceedings
     In 2003, the Yulin Branch of Bank of China (“BOC”) initiated legal proceedings to recover Rmb 6.6 million (US$0.8 million) from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to BOC in 1993 to secure a loan of US$0.6 million to Great Wall Machinery Plant (“Great Wall”). At trial, a Yulin court ruled that if Great Wall could not repay the loan Yuchai would be liable to the BOC. Yuchai subsequently appealed, but lost the appeal. In January 2004, the State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee. Based on the advice of its Chinese legal counsel, the Company has recorded a loss contingency equal to the amount of the claim, which has been offset by amounts to be reimbursed by the State Holding Company. The amount due to BOC and the amount due from State Holding Company have been recorded in “Accrued expenses and other liabilities” and “Amounts due from related companies”, respectively, as of December 31, 2003 and 2004. In 2005, there were no new developments in this case.
     See also Note 25(c) to the Company’s Consolidated Financial Statements included elsewhere herein for a description of other legal claims which Yuchai is involved in.
Policy on Dividend Distributions
     The Company’s principal source of cash flow has historically been its share of the dividends, if any, paid by Yuchai to the Company, as described under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
     Chinese laws and regulations applicable to a Sino-foreign joint stock company require that before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to certain statutory reserves in an amount not exceeding 15% of net income for the year determined in accordance with PRC GAAP due to its maximum ceiling limit.
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
     The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

	US$	US$
Period	High	Low
2001	1.15	0.30
2002	5.95	0.95
2003	37.24	4.45
2004	34.00	9.85
2005	14.47	7.02
2006 (through July 31, 2006)	10.00	4.64

	US$	US$
Period	High	Low
2003 First Quarter	7.10	4.45
2003 Second Quarter	9.20	5.60
2003 Third Quarter	19.30	6.59
2003 Fourth Quarter	37.24	17.00
2004 First Quarter	32.22	18.53
2004 Second Quarter	22.79	15.80
2004 Third Quarter	18.75	9.85
2004 Fourth Quarter	18.46	12.65
2005 First Quarter	13.55	8.13
2005 Second Quarter	13.89	7.02
2005 Third Quarter	14.47	9.23
2005 Fourth Quarter	10.40	7.26
2006 First Quarter	9.81	6.81
2006 Second Quarter	10.00	6.26

	US$	US$
Period	High	Low
December 2005	8.94	7.26
January 2006	8.36	7.55
February 2006	9.81	7.00
March 2006	7.88	6.81
April 2006	10.00	7.65
May 2006	9.00	7.07
June 2006	7.75	6.26
July 2006	7.42	4.64
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
     The following table compares the Company’s principal corporate governance practices to those required of U.S. companies.

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice
Director Independence

•	A majority of the board must consist of independent directors.	•	Three of the Company’s nine directors, Messrs. Raymond C.K. Ho, Neo Poh Kiat, Tan Aik-Leang, are independent within the meaning of the NYSE standards. Mr. Ho has notified the Company that he will not be seeking re-election at the forthcoming annual general meeting of the Company. The Company is currently searching for a replacement independent director and, until such person is appointed, the Company will have only two independent directors within the meaning of the NYSE standards.

Independence is defined by various criteria including the absence of a material relationship between director and the listed company. Directors who are employees, are immediate family of the chief executive officer or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent.

•	The non-management directors of each company must meet at regularly scheduled executive sessions without management.	•	The Company’s non-management directors do not meet periodically without management directors.

Audit Committee

•	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and	•	The Company’s audit committee meets the requirements of Rule 10A-3 under the Securities Exchange Act.

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice
other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.

•	The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.	•	The Company’s audit committee currently consists of three members, each of whom is independent within the meaning established by the NYSE. However, Mr. Ho has notified the Company that he will not be seeking re-election at the forthcoming annual general meeting of the Company. The Company is currently searching for a replacement independent director and, until such person is appointed, the Company’s Audit Committee will consist of only two independent members.

•	The Company’s audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	•	The audit committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of U.S. companies.

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

•	Each listed company must have disclosed whether their board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	•	The Board of Directors has identified Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.

•	Each listed company must have an internal audit function.	•	The Company’s internal audit function is provided by HLA.

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice
Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	The Company’s compensation committee currently has three members, two of whom are independent within the meaning of the NYSE standards. Upon the resignation of Mr. Ho, the Company’s Compensation Committee will only have one independent member.

•	The committee must have a written charter that addresses its purpose and responsibilities.

•	These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the SEC to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.	•	The Company’s compensation committee reviews among other things the Company’s general compensation structure, and reviews, recommends or approves executive appointments, compensation and benefits of directors and executive officers, subject to ratification by the Board of Directors, and supervises the administration of the Company’s employee benefit plans, if any.

Nominating/Corporate Governance Committee

•	Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	•	The Company does not have a nominating/corporate governance committee. However, certain responsibilities of this committee are undertaken by the Compensation Committee of the Company, such as the review and approval of executive appointments.

•	The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying qualified individuals to become board member; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

Equity-Compensation Plans

•	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	•	The Company intends to have its shareholders approve equity-compensation plans.

Corporate Governance Guidelines

•	Listed companies must adopt and disclose corporate governance guidelines.	•	The Company has formally adopted various corporate governance guidelines, including Code of Business Conduct and Ethics (described below); Audit Committee Charter; Whistle-blowing Policy; Insider Trading Policy; and Disclosure Controls and Procedures.

Standard for U.S. Domestic Listed Companies	China Yuchai International Limited’s Practice
Code of Business Conduct and Ethics

• All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	•	The Company has adopted a Code of Business Conduct and Ethics Policy, a copy of which is available upon request from the Company.
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
     Remuneration and Pensions
     The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as the Board of Directors of the Company may determine. The Directors may decide the way in which the total sum shall be divided among them, except that any Director holding office for less than the whole of the relevant period for which the fees are paid will only receive part of the amount in proportion to the amount of time he has been a Director. The shareholders of the Company may by ordinary resolution increase the amount of the fees payable to the Directors. The shareholders of the Company had at the annual general meeting of the Company held on July 22, 2005 approved the increase of the total Directors’ fees from US$250,000 to US$500,000 for the financial year 2005.
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
     Shareholders holding not less than one-tenth in value of the paid up share capital of the Company and having the right to attend and vote at general meetings of the Company shall have the right, by written request to the Chairman or President (as applicable), Deputy Chairman or Vice President (as applicable) or Secretary of the Company, to require that a special general meeting be convened by the Directors for the transaction of any business specified in the request. Such meeting shall be held within two months after the request has been made. If within 21 days of such deposit of the request, the Board fails to convene the meeting, the petitioners may convene the meeting themselves in accordance with Section 74(3) of the Companies Act of Bermuda.
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
     The Company has received the permission of the Bermuda Monetary Authority under the Exchange Control Act of 1972 and regulations thereunder for the transfer of shares of Common Stock to and between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares within the existing authorized capital of the Company to such persons for so long as such shares are listed on the NYSE. The Bermuda Monetary Authority has also granted to all Bermuda companies with voting shares listed on an appointed stock exchange (as defined in the Companies Act 1981 of Bermuda), a general permission for the issue and subsequent transfer of any securities of such companies from and to a non-resident of Bermuda. The NYSE is an appointed stock exchange under the Companies Act 1981 of Bermuda. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.
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
     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the U.S. dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From that day to December 31, 2005, this change in policy has resulted in an approximately 2.5% appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Any future devaluation of the Renminbi would increase the effective cost to Yuchai of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi.
     In addition, State Administration of Foreign Exchange issued a public notice (“October Notice”) effective from November 1, 2005, which requires registration with SAFE by the PRC resident shareholders of any foreign holding company of a PRC entity. Without registration, the PRC entity cannot remit any of its profits out of the PRC as dividends or otherwise; however, it is uncertain how the October Notice will be interpreted or implemented regarding specific documentation requirements for a foreign holding company formed prior to the effective date of the October Notice, such as in our case. In addition, the October Notice requires that any monies remitted to PRC residents outside of the PRC be returned within 180 days; however, there is no indication of what the penalty will be for failure to comply or if shareholder non-compliance will be considered to be a violation of the October Notice by us or otherwise affect us.
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
United States Federal Income Taxation
     This section describes the material United States Federal income tax consequences of owning shares of Common Stock. It applies to a U.S. Holder (as defined below) that holds the shares as capital assets for tax purposes. This section does not apply to a U.S. Holder that is a member of a special class of holders subject to special rules, including:
•	a financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a person that owns shares through a partnership or other pass-through entity,

•	a person that holds shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.
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
     With respect to noncorporate taxpayers for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate provided that (1) the Common Stock is readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the New York Stock Exchange. U.S. Holders should consult their tax advisors regarding the availably of the lower rate for dividends paid with respect to the Company’s Common Stock.
     For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, but generally will be treated separately, together with other items of “passive income” or “financial services income”. For taxable years beginning after December 31, 2006, the dividend would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

     Taxation of Capital Gains
     Subject to the PFIC rules discussed below, upon the sale or other disposition of shares, a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Holder’s amount realized and the U.S. Holder’s tax basis in such shares. If a U.S. Holder receives consideration for shares paid in a currency other than U.S. dollars, the U.S. Holder’s amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of sale or disposition. On the settlement date, a U.S. Holder may recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, if the shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an accrual basis taxpayer who has made a special election, the U.S. dollar value of the amount realized in a foreign currency is determined by translating the amount received at the spot rate of exchange on the settlement date of the sale, and no exchange gain or loss would be recognized at that time. Capital gain of a non-corporate U.S. Holder is generally taxed at a reduced rate where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
     PFIC Rules
     The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2005. The Company may become a PFIC in 2006 or in future years, however, as a result of the implementation of the Reorganization Agreement as amended in December 2005. U.S. Holders are strongly advised to consult their own tax advisors regarding the possibility of the Company becoming a PFIC as a result of the implementation of the Reorganization Agreement and the potential United States tax consequences to them. If the Company were to be treated as a PFIC for any year during the U.S. Holder’s holding period, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares (which election may be made only if the Company’s shares are “marketable stock”), a U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder’s shares. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder’s holding period for the shares will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company is treated as a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even the shares are held as capital assets. If the Company were to be treated as a PFIC for any year during which a U.S. Holder holds the shares, the Company generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which it owns the shares. If the Company were to cease to be treated as a PFIC however, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the shares.
     If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder will be required to file Internal Revenue Service Form 8621.
Documents on Display
     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, Room 1580, Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Additional information may also be obtained over the Internet at the SEC’s website at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.
     The Company is subject to market rate risks due to fluctuations in interest rates. The majority of the Company’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary polices of the Chinese government. There is no ready market in China for the Company to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, the Company also various bank facilities from banks in Singapore to fund the Company’s business expansion plan. Subsequent to December 31, 2005, the Company has drawn down various bank facilities relating to its investments in TCL and LKN. As of June 30, 2006, the Company had outstanding loans of RMB 1,705.9 million (US$213.4 million), equivalent to approximately S$339.3 million.
     The Company is exposed to foreign currency risk as a result of having to obtain certain key components used in the manufacturing of Yuchai’s heavy-duty engines from overseas suppliers. At December 31, 2005, the Company did not have any loans that were denominated in a foreign currency.
     The following table provides certain interest rate risk information regarding the Company’s short-term and long-term bank loans as of December 31, 2004 and 2005:

	As of December 31, 2005				As of December 31, 2004
			Total carrying	Estimated	Total carrying	Estimated fair
	Expected maturity dates		amount	fair value(2)	amount	value(2)
	2006	2007
	(Expressed in Rmb thousands, except interest rate)
Floating rate debt:
(i) Short-term bank loans denominated in Rmb	812,835	—	812,835	812,835	430,000	430,000
Weighted average interest rate(1)	5.53%	—	5.53%		5.28%
(ii) Long-term bank loans denominated in Rmb	100,000	50,000	150,000	150,000	100,000	100,000
Weighted average interest rate(1)	5.22%	5.85%	5.43%		5.22%

(1)	Weighted average interest rate is calculated based on the interest rates applicable to individual bank loans outstanding as of December 31, 2005 and 2004.

(2)	Fair value was estimated based on the floating interest rates applicable to similar loan instruments.
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
     In connection with the Company’s recent business expansion and diversification plan, the Company has made minority equity investments in TCL and LKN, as described elsewhere in this Annual Report. With respect to TCL, the Company has experienced delays in the timely collating and integration of financial information from TCL management for use by the Company in preparing its consolidated financial statements and related disclosures. This situation has primarily arisen from TCL management’s lack of familiarity with US GAAP and SEC financial reporting requirements, as TCL maintains its financial statements in accordance with Singapore Financial Reporting Standards. Further, the Company did not have sufficient controls in place to detect timely all deficiencies in the US GAAP information provided by TCL in order for the Company to properly apply the equity method of accounting. The Company is pro-actively taking steps to assist TCL management to develop improved systems and procedures to enhance the quality and timeliness of the US GAAP information provided to the Company. The Company has specifically informed TCL management the importance that all significant matters must be communicated to the Company on a timely basis. The Company will continue to hold regular meetings with TCL management and review closely with the TCL management to record and disclose information received on a timely basis as appropriate. The Company will perform analytical review on the balance sheet and profit and loss statements received on a monthly basis to assess compliance with US GAAP requirements.
     Other than with respect to the execution of the Reorganization Agreement and implementation of the Company’s business diversification plan described elsewhere in this Annual Report, there have been no significant changes in the Company’s disclosure controls and procedures or in other factors that could significantly affect its disclosure controls and procedures during the period covered by this report nor have there been any significant changes subsequent to the date the Company completed its evaluation.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
     As of the date of this report, the Company’s Audit Committee members are Messrs. Tan Aik-Leang (Chairman), Raymond C. K. Ho and Neo Poh Kiat. Please see “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Pursuant to the SEC’s rules, the Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.
ITEM 16B. CODE OF ETHICS.
     The Company adopted a Code of Business Conduct and Ethics Policy in May 2004 that is applicable to all its directors, senior management and employees. The Code of Business Conduct and Ethics Policy contains general guidelines for conducting the business of the Company. The Company will make available a copy of the Code of Business Conduct and Ethics Policy to any person without charge, if a written request is made to the Company’s executive office at 16 Raffles Quay #26-00 Hong Leong Building, Singapore 048581. Since adoption of the Company’s Code of Business Conduct and Ethics Policy, the Company has not granted any waivers or exemption therefrom.
ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES.
     The following table set forth the total remuneration that was paid by the Company and Yuchai to its independent accountants, KPMG, in each of our previous two fiscal years:

	Audit fees	Audit-related fees	Tax fees	Others	Total
	(Expressed in Rmb thousands)
2004	3,447	331	—	—	3,778
2005	4,404	—	—	—	4,404
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

     The Company’s Audit Committee has pre-approved the terms of KPMG’s engagement by the Company for services to be performed for the Company during 2006.
ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     Until May 2005, only two of the three members of the Company’s Audit Committee qualified as independent directors under NYSE rules, and the Company relied upon an exception from the NYSE rule requiring that the Company’s Audit Committee be comprised solely of independent directors. As of May 26, 2005, the Company has changed the composition of its Audit Committee so that it is now fully compliant with the new audit committee requirements promulgated by the SEC and NYSE.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     Not Applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS.
     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18. FINANCIAL STATEMENTS.
Index to Financial Statements
China Yuchai International Limited

Report of Independent Registered Public Accounting Firm	F–2
Consolidated Statements of Income for Years Ended December 31, 2003, 2004 and 2005	F–3
Consolidated Balance Sheets as of December 31, 2004 and 2005	F–5
Consolidated Statements of Stockholders’ Equity for Years Ended December 31, 2003, 2004 and 2005	F–7
Consolidated Statements of Cash Flows for Years Ended December 31, 2003, 2004 and 2005	F–8
Notes to Consolidated Financial Statements	F–12
ITEM 19. EXHIBITS.
     Exhibits to this Annual Report:
1.1	Memorandum of Association of China Yuchai International Limited (the “Registrant”) (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162) (the “Form F-1”)).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders’ Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd. (“HLA”) and China Everbright Holdings Company Limited (“EB Holdings”) (incorporated herein by reference to the Form F-1).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between EB Holdings and HLA (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (the “Form 20-F FY 2001”).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

4.1	Contract for the Subscription of Foreign Common Shares in Guangxi Yuchai Machinery Company Limited (“Yuchai”) and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay

Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited, with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd. and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among the Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd., and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among the Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd., and the Registrant (incorporated herein by reference to the Form F-1).

4.5	Form of Subscription Agreement between the Registrant, its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to the Form F-1).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to the Form F-1).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994, with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment Agreement, dated September 5, 2003, between Yuchai and Wang Jianming (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004 (the “Form 20-F FY 2003”).

4.10	Form of indemnification agreement entered into by the Company with each of Wrixon Frank Gasteen, Gao Jia Lin, Gan Khai Choon, Raymond C. K. Ho, Kwek Leng Peck, Liu Chee Ming, Wong Hong Ren, Philip Ting Sii Tien, Lim Poh Lea, Sheila Murugasu, Teo Tong Kooi, Neo Poh Kiat and Tan Aik-Leang (incorporated herein by reference to the Form 20-F FY 2003).

4.11	Agreement between the Company and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY 2003).

4.12	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Form 6-K filed by the Company on April 7, 2005).

4.13	Reorganization Agreement Amendment (No. 1) between the Company, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Form 6-K filed by the Company on December 6, 2005).

8.1	Subsidiaries of the Registrant.

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act.

14.1	Consent of Independent Registered Public Accounting Firm.
     The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Philip Ting Sii Tien

Name: Philip TING Sii Tien
Title: Chief Financial Officer and Director
Date: August 4, 2006

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association of China Yuchai International Limited (“the Registrant”) (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162) (the “Form F-1”)).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders’ Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd. (“HLA”) and China Everbright Holdings Company Limited (“EB Holdings”) (incorporated herein by reference to the Form F-1).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between EB Holdings and HLA (incorporated herein by reference to the Form 20-F FY 2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited (“Yuchai”) and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd. and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to the Form F-1).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to the Form F-1).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994 with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment Agreement, dated September 5, 2003, between Yuchai and Wang Jianming (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004 (the “Form 20-F FY 2003”).

Exhibit Number	Description of Exhibit
4.10	Form of indemnification agreement entered into by the Company with each of Wrixon Frank Gasteen, Gao Jia Lin, Gan Khai Choon, Raymond C. K. Ho, Kwek Leng Peck, Liu Chee Ming, Wong Hong Ren, Philip Ting Sii Tien, Lim Poh Lea, Sheila Murugasu, Teo Tong Kooi, Neo Poh Kiat and Tan Aik-Leang (incorporated herein by reference to the Form 20-F FY 2003).

4.11	Agreement between the Company and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY 2003).

4.12	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Form 6-K filed by the Company on April 7, 2005).

4.13	Reorganization Agreement Amendment (No. 1) between the Company, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Form 6-K filed by the Company on December 6, 2005).

8.1	Subsidiaries of the Registrant.

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act.

14.1	Consent of Independent Registered Public Accounting Firm.
     The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. We agree to furnish a copy of any such instrument to the SEC upon request.

CHINA YUCHAI INTERNATIONAL LIMITED
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2004 AND 2005
(With Report of Independent Registered Public Accounting Firm)
Index to Financial Statements
China Yuchai International Limited

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
China Yuchai International Limited
We have audited the accompanying consolidated balance sheets of China Yuchai International Limited (the “Company”) and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yuchai International Limited and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
As described in Note 5, the Company recognized a provision for uncollectible loans to a related party in the amount of Rmb205 million as of December 31, 2005. Further, as described in Note 34, the Company entered into certain material transactions subsequent to December 31, 2005.
The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into U.S. dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into U.S. dollars on the basis set forth in Note 3(i) to the consolidated financial statements.

/s/ KPMG

Certified Public Accountants
Hong Kong,
August 4, 2006

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Rmb and US$ amounts expressed in thousands, except per share data)

		Years ended December 31,
	Note	2003	2004	2005	2005
		Rmb	Rmb	Rmb	US$

Revenues, net (a)	3(k), 27, 28, 33	4,569,950	5,582,095	5,829,431	722,340

Cost of goods sold (a)	4, 27	(3,192,794)	(4,006,886)	(4,527,046)	(560,958)

Gross profit		1,377,156	1,575,209	1,302,385	161,382

Research and development costs	3(m)	(94,594)	(136,960)	(123,876)	(15,350)

Selling, general and administrative expenses(a)	3(m), 4, 14, 27	(561,151)	(658,320)	(807,350)	(100,041)

Provision for uncollectible loans to a related party	5	—	—	(205,000)	(25,402)

Gain on transfer of lease prepayment to a related party	27	—	—	2,533	314

Operating income		721,411	779,929	168,692	20,903

Interest expense	3(s), 6, 28	(23,624)	(31,757)	(70,527)	(8,739)

Equity in losses of affiliates		—	—	(5,106)	(633)

Other (expenses)/income, net(a)	7	(881)	5,682	24,183	2,997

Income before income taxes and minority interests		696,906	753,854	117,242	14,528

Income taxes	8	(112,924)	(105,165)	(20,875)	(2,587)

Income before minority interests		583,982	648,689	96,367	11,941

Minority interests in income of consolidated subsidiaries		(145,800)	(157,292)	(27,880)	(3,455)

Net income		438,182	491,397	68,487	8,486

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

			Years ended December 31,
	Note		2003	2004	2005	2005
			Rmb	Rmb	Rmb	US$
Net earnings per common share
Basic	3	(l)	12.40	13.90	1.88	0.23

Diluted	3	(l)	12.40	13.90	1.88	0.23

Weighted average number of shares

Basic	3	(l)	35,340,000	35,340,000	36,459,635	36,459,635

Diluted	3	(l)	35,340,000	35,340,000	36,459,635	36,459,635

See accompanying notes to consolidated financial statements.

(a)	Includes the following income and expenses resulting from transactions with related parties in addition to those indicated above (see Note 5 and 27)

	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Revenues, net	24,957	4,537	7,646	947

Cost of goods sold	(93,056)	(250,549)	(417,816)	(51,772)

Selling, general and administrative expenses	(97,240)	(90,790)	(186,759)	(23,141)

Other (expenses)/income, net	—	—	11,922	1,477

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005
(Rmb and US$ amounts expressed in thousands, except per share data)

		December 31,
	Note	2004	2005	2005
		Rmb	Rmb	US$
ASSETS

Current assets
Cash and cash equivalents		722,672	736,195	91,224
Trade accounts receivable, net	9, 18(a)	875,565	1,146,227	142,032
Amounts due from related parties	10, 27	85,614	233,188	28,895
Loans to a related party	5	205,000	—	—
Loans to customers, net	11	—	7,904	979
Inventories, net	12	1,346,545	1,636,283	202,756
Prepaid expenses, net		58,565	138,322	17,140
Other receivables, net	13	115,414	140,203	17,373
Income taxes recoverable		—	43,526	5,394
Deferred income taxes	8	69,704	88,783	11,001

Total current assets		3,479,079	4,170,631	516,794

Property, plant and equipment, net	14, 18(a)	1,158,931	1,442,515	178,746
Construction in progress	15	379,035	459,902	56,988
Lease prepayments, net	16	74,767	70,608	8,749
Investments	17	7,053	191,974	23,788
Goodwill		212,636	212,636	26,348
Deferred income taxes	8	72,747	65,519	8,119

Total assets		5,384,248	6,613,785	819,532

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	18(a)	430,000	812,835	100,721
Current instalments of long-term bank loans	18(b)	—	100,000	12,391
Amount due to the holding company	27	4,143	4,301	533
Amounts due to related parties	10, 27	42,686	75,189	9,317
Trade accounts payable		1,089,717	1,642,980	203,586
Income taxes payable		25,387	4,208	521
Accrued expenses and other liabilities	20	484,920	571,717	70,843

Total current liabilities		2,076,853	3,211,230	397,912

Long-term bank loans, excluding current instalments	18(b)	100,000	50,000	6,196

Total liabilities carried forward		2,176,853	3,261,230	404,108

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

		December 31,
	Note	2004	2005	2005
		Rmb	Rmb	US$

Total liabilities brought forward		2,176,853	3,261,230	404,108

Minority interests		724,311	685,514	84,944

Stockholders’ equity

Common stock		30,349	31,945	3,958
Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 37,267,673 shares at December 31, 2005 (December 31, 2004: 35,340,000 shares)
Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2004 and 2005		—	—	—
Contributed surplus		1,486,934	1,692,251	209,691
Statutory reserves	22	266,229	269,017	33,335
Accumulated other comprehensive income		—	28,851	3,575
Retained earnings		699,572	644,977	79,921

Total stockholders’ equity		2,483,084	2,667,041	330,480

Commitments and contingencies	23, 24

Total liabilities and stockholders’ equity		5,384,248	6,613,785	819,532

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Rmb and US$ amounts expressed in thousands, except per share data)

						Accumulated
						other	Total
		Common	Contributed	Statutory	Retained	comprehensive	stockholders’
	Note	stock	surplus	reserves	earnings	income	equity
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2003		30,349	1,486,934	170,806	473,814	—	2,161,903

Net income		—	—	—	438,182	—	438,182
Transfer to statutory reserves	22	—	—	59,114	(59,114)	—	—
Dividend declared (US$2.08 per share)		—	—	—	(608,398)	—	(608,398)

Balance at December 31, 2003		30,349	1,486,934	229,920	244,484	—	1,991,687

Net income		—	—	—	491,397	—	491,397
Transfer to statutory reserves	22	—	—	36,309	(36,309)	—	—

Balance at December 31, 2004		30,349	1,486,934	266,229	699,572	—	2,483,084

Net income		—	—	—	68,487	—	68,487
Net unrealized appreciation in fair value of investment securities held by an affiliate, net of nil tax		—	—	—	—	38,869	38,869
Foreign currency translation adjustment, net of nil tax		—	—	—	—	(10,018)	(10,018)

Comprehensive income							97,338
Transfer to statutory reserves	22	—	—	2,788	(2,788)	—	—
Shares issued in connection with
— Conversion of 2% convertible debt, 1,927,673 shares	19	1,596	205,317	—	—	—	206,913
Dividend declared (US$0.39 per share)		—	—	—	(120,294)	—	(120,294)

Balance at December 31, 2005		31,945	1,692,251	269,017	644,977	28,851	2,667,041

Balance at December 31, 2005 (in US$)		3,958	209,691	33,335	79,921	3,575	330,480

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Cash provided by operating activities

Net income	438,182	491,397	68,487	8,486

Adjustments to reconcile net income to net cash provided by operating activities:
— Depreciation and amortization of property, plant and equipment, and lease prepayments	125,519	132,789	139,720	17,313
— Provision for uncollectible loans to a related party	—	—	205,000	25,402
— Impairment of property, plant and equipment	12,405	—	—	—
— Loss on disposal of property, plant and equipment	3,359	12,998	10,474	1,298
— Gain on transfer of land use rights to a related party	—	—	(2,533)	(314)
— Deferred income taxes	6,253	1,116	(11,851)	(1,468)
— Provision for losses on guarantees	—	—	12,318	1,526
— Equity in losses of affiliates	—	—	5,106	633
— Dividend received from an affiliated company	—	—	7,815	968
— Minority interests	145,800	157,292	27,880	3,455

(Increase)/decrease in assets
— Inventories, net	(34,105)	(469,211)	(289,738)	(35,902)
— Amounts due from related parties, net	(36,446)	(5,534)	(115,071)	(14,259)
— Trade accounts receivable, net	153,524	(25,954)	(270,662)	(33,538)
— Prepaid expenses, net	64,752	(21,069)	(79,757)	(9,883)
— Other receivables, net	9,885	(106,581)	(24,789)	(3,072)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Increase/(decrease) in liabilities
— Trade accounts payable	103,065	357,751	553,263	68,556
— Income taxes payable	(11,181)	(21,842)	(64,705)	(8,018)
— Accrued expenses and other liabilities	90,154	88,521	71,559	8,867
— Amount due to holding company	4,108	(2,065)	158	20

Net cash provided by operating activities	1,075,274	589,608	242,674	30,070

Cash flow from investing activities
Purchase of property, plant and equipment, lease prepayments and construction in progress	(372,775)	(552,902)	(515,359)	(63,860)
Proceeds from disposal of property, plant and equipment	402	5,883	3,826	474
Proceeds from disposal of land use rights	—	—	3,580	444
Repayment of loans by a related party	—	—	205,000	25,402
Loans to a related party	—	(205,000)	(205,000)	(25,402)
Loans to customers, net	—	—	(7,904)	(979)
Purchase of investments	—	(1,348)	(161,358)	(19,994)

Net cash used in investing activities	(372,373)	(753,367)	(677,215)	(83,915)

Cash flow from financing activities
Proceeds from short-term bank loans	230,000	330,000	1,188,178	147,230
Proceeds from short-term borrowing from a related party	8,000	—	—	—

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Proceeds from long-term bank loans	—	100,000	50,000	6,196
Proceeds from 2% convertible bonds	—	—	206,913	25,639
Repayment of short-term bank loans	(125,000)	(190,000)	(805,343)	(99,792)
Repayment of long-term bank loans	(130,000)	—	—	—
Repayment of short-term borrowing from a related party	—	(8,000)	—	—
Capital contribution from minority stockholders	—	31,000	—	—
Dividend paid by subsidiaries to minority stockholders	(88,765)	(8,507)	(66,677)	(8,262)
Dividend paid to stockholders	(608,398)	—	(120,294)	(14,906)

Net cash (used in)/provided by financing activities	(714,163)	254,493	452,777	56,105

Effect of foreign currency exchange on cash and cash equivalents	—	—	(4,713)	(584)

Net (decrease)/increase in cash and cash equivalents	(11,262)	90,734	13,523	1,676

Cash and cash equivalents at beginning of year	643,200	631,938	722,672	89,548

Cash and cash equivalents at end of year	631,938	722,672	736,195	91,224

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Supplemental disclosures of cash flow information

Cash paid during the year for:
— Interest, net of amount capitalized	23,624	31,757	70,527	8,739
— Income taxes	117,852	125,891	97,431	12,073

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Rmb and US$ amounts expressed in thousands, except per share data)
1	Background and principal activities

China Yuchai International Limited (the “Company”) was incorporated under the laws of Bermuda on April 29, 1993. The Company was established to acquire a controlling interest in Guangxi Yuchai Machinery Company Limited (“Yuchai”), a Sino-foreign joint stock company which manufactures, assembles and sells diesel engines in the People’s Republic of China (the “PRC”). The principal markets for Yuchai’s diesel engines are truck manufacturers in the PRC.

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

Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited (“YMMC”), Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited (“GYSPM”) and Yuchai Express Guarantee Company Limited (“YEGCL”). YMMC and GYSPM were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL, was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favour of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. As at December 31, 2005, Yuchai held an equity interest of 71.83%, 97.14% and 76.92% respectively in these companies. As at December 31, 2005, YMMC had direct controlling interests in twenty-one (2004: twenty-one) subsidiaries, which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC.

In March 2005, the Company acquired 14.99% of the common stock of Thakral Corporation Limited (“TCL”). TCL is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Three directors out of ten directors on the board of TCL are appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of TCL, management has concluded that the company has the ability to exercise significant influence over the operating and financial policies of TCL. Consequently, the Company’s consolidated financial statements included the Company’s share of the results of TCL, accounted for an equity basis since acquisition. The Company acquired additional 1.00% of the common stock of TCL in September 2005.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
2	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This basis of accounting differs from that used in the statutory financial statements of Yuchai, which are prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC (“PRC GAAP”).

3	Summary of significant accounting policies and practices

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and those entities that the Company has determined it has a direct or indirect controlling financial interests. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board (the “FASB”) Interpretation (“FIN”) No. 46 (R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”) and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46(R). The Company was not the primary beneficiary of any variable interest entities during the three years ended December 31, 2005.

(b)	Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statement of cash flows, the Company considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Company’s cash is restricted as to withdrawal. See Note 29 for discussion of restrictions on the Renminbi.

(c)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced value of goods sold after deduction of trade discounts and allowances, if any. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statement of cash flows. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
3	Summary of significant accounting policies and practices (continued)

(c)	Trade accounts receivable (continued)

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers, except for outstanding bills discounted with banks (see Note 24(e)), that are subject to recourse for non-payment.

(d)	Inventories, net

Inventories are stated at the lower of cost and market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labor and an attributable portion of production overheads.

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Buildings	30 to 40 years
Machinery and equipment	5 to 15 years
(f)	Construction in progress

Construction in progress represents factories under construction and machinery and equipment pending installation. All direct costs relating to the acquisition or construction of buildings and machinery and equipment, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Construction of plant is considered to be complete on the date when the plant is substantially ready for its intended use notwithstanding whether the plant is capable of producing saleable output in commercial quantities.

(g)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of the rights which are in the range of 15 to 50 years.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
3	Summary of significant accounting policies and practices (continued)

(h)	Investments

An affiliated company is an entity in which the Company has the ability to exercise significant influence in its financial and operating policy decisions, but does not have a controlling financial interest. Investments in affiliates are accounted for by equity method.

Investments in available-for-sale equity securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses from the sale of available-for-sale equity securities are determined on a specific-identification basis. However, equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost.

The Company recognizes an impairment loss when the decline in fair value below the carrying value of an investment is considered other than temporary.

(i)	Foreign currency transactions and translation

Transactions denominated in currencies other than Renminbi are translated into Renminbi at the exchange rates quotes by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable exchange quoted by PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income as part of the related transaction amounts.

During the year ended December 31, 2005, the exchange rate regime of Renminbi was reformed by moving into a managed floating exchange regime based on market supply and demand with reference to a basket of foreign currencies from the unified controlled exchange rate based on market supply and demand.

Assets and liabilities of foreign subsidiaries and affiliates whose functional currency is not Renminbi are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries and affiliates are recorded as a separate component of accumulated other comprehensive income/(loss) within stockholders’ equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign subsidiary and affiliate.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
3	Summary of significant accounting policies and practices (continued)

(i)	Foreign currency transactions and translation (continued)

For the U.S. dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts were translated into U.S. dollars at the exchange rate on the balance sheet date which is US$1.00 = Rmb8.0702, the rate quoted by the PBOC at the close of business on December 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 30, 2005 or at any other date.

(j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statements of income in the financial year that includes the enactment date.

(k)	Revenue recognition

(i) Product sales

Revenue is recognized in accordance with U.S. GAAP as described in the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). SAB 104 generally requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) product delivery has occurred. For the Company, these criteria are generally considered to be met upon delivery and acceptance of products at the customer site.

Product sales represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. Yuchai and its subsidiaries are subject to VAT which is levied on the majority of their products at the rate of 17% of the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales. VAT paid by Yuchai and its subsidiaries on its purchases of materials and supplies is recoverable out of VAT collected from sales to their customers.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
3	Summary of significant accounting policies and practices (continued)

(k)	Revenue recognition (continued)

(ii) Guarantee fee income

Guarantee fees received or receivable for a guarantee issued are recorded in “Accrued expenses and other liabilities” based upon the estimated fair value of guaranty obligations, and are amortized into revenue on a straight line basis over the respective terms of the guarantees. The Company will record an adjustment to the carrying amount of its obligations through a charge to earnings if it determines that it is probable that the Company will be required to perform under the guaranty.

(iii) Rental income

Rental income receivable under operating lease is recognized in the consolidated statements of income in equal instalments over the period covered by the lease term.

(l)	Earnings per share

Basic earnings per share (“EPS”) is computed by dividing income attributable to common shares by the weighted average number of common shares outstanding for the period.

The reconciliation of the Company’s EPS is as follows:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Net income attributable to common shares	438,182	491,397	68,487	8,486

Basic earnings per share
— Weighted average common shares outstanding during the year	35,340,000	35,340,000	36,459,635	36,459,635

— Basic earnings per share of common shares	12.40	13.90	1.88	0.23

There were no potentially dilutive securities outstanding as of December 31, 2003, 2004 and 2005.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
3	Summary of significant accounting policies and practices (continued)

(m)	Advertising, research and development costs

Advertising, research and development costs are expensed as incurred. Advertising cost included in “Selling, general and administrative expenses”, amounted to Rmb40,961, Rmb48,725 and Rmb45,291 (US$5,612) respectively, for the years ended December 31, 2003, 2004 and 2005.

Research and development expenses are shown net of a government subsidy of Rmb5,915 (US$733) for the year ended December 31, 2005. No such government subsidy was received for the years ended December 31, 2003 and 2004.

(n)	Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but instead is tested for impairment at least annually and when certain circumstances indicate a possible impairment may exist. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon discounted future cash flows. In the case that the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets is deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is considered impaired and is written down to its implied fair value. The results of the impairment testing in 2003, 2004 and 2005 did not result in any impairment of goodwill.

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

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
3	Summary of significant accounting policies and practices (continued)

(p)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of long-lived assets including goodwill; realizable values for inventories; valuation allowances for receivables; and obligations for warranty costs. Actual results could differ from those estimates.

(q)	Impairment of long-lived assets, other than goodwill

Long-lived assets to be held and used, such as property, plant and equipment, construction in progress and lease prepayments, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
3	Summary of significant accounting policies and practices (continued)

(r)	Commitments and contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that an obligation has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(s)	Sales of trade accounts receivable

The Company sells trade accounts and bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the trade accounts receivable. Sales of the trade accounts receivable are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Accordingly, trade accounts and bills receivable are derecognized, and the Company records a discount equal to the difference between the carrying value of the trade accounts and bills receivable and cash received. The Company has received proceeds for the sales of the trade accounts and bills receivable of Rmb1,730,627, Rmb2,380,569 and Rmb3,423,296 (US$424,190), for the years ended December 31, 2003, 2004 and 2005, respectively. The Company has recorded discounts totalled of Rmb22,042, Rmb31,709 and Rmb44,362 (US$5,497) in respect of sold trade accounts and bills receivable for the years ended December 31, 2003, 2004 and 2005, respectively, which have been included in interest expense.

(t)	Recently issued accounting standards

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company will adopt this statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The initial adoption of this statement will not have any effect on the Company’s 2006 consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
3	Summary of significant accounting policies and practices (continued)

(t)	Recently issued accounting standards (continued)

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The initial adoption of this statement will not have a significant effect on the Company’s 2006 consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this statement will not have a significant effect on the Company’s 2006 consolidated financial statements.

In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ended after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Company’s financial condition and consolidated statements of income.

In September 2005, the EITF issued EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements beginning in the first interim or annual reporting beginning after March 15, 2006. The application of EITF 04-13 is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. This statement will be effective for the fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the statement to the Company’s consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The statement also provides guidelines to classification, disclosure and subsequent measurement of servicing assets and servicing liabilities. This statement will be effective for the fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the statement to the Company’s consolidated financial statements.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for the fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the provisions of FIN 48 to the Company’s consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
4	Depreciation, amortization, sales commissions, shipping and handling expenses

Depreciation of property, plant and equipment and amortization of lease prepayments are included in the following captions:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Cost of goods sold	88,737	84,907	86,491	10,717
Selling, general and administrative expenses	36,782	47,882	53,229	6,596

	125,519	132,789	139,720	17,313

Sales commissions to sales agents are included in the following caption:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Selling, general and administrative expenses	16,724	11,564	39,372	4,879

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Selling, general and administrative expenses	64,991	86,163	126,813	15,714

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
5	Provision for uncollectible loans to a related party

The amount represents the recognition of specific doubtful debt provisions totaling Rmb205,000 (US$25,402) on the loans due from Yuchai Marketing and Logistic Company Limited (“YMLC”) as of December 31, 2005. YMLC is wholly owned by Coomber Investment Limited (“Coomber”), a shareholder of the Company and State Holding Company (collectively, the “Chinese Shareholders”).
In March and May 2004, Yuchai granted interest-free advances to YMLC at the request of the Yuchai’s PRC directors to provide YMLC with initial working capital for its start-up activities. YMLC was set up with the intention of offering a complementary range of services including spare parts distribution, insurance, vehicle financing and warranty servicing. These advances were provided with the approval of the previous Chairman of Yuchai but without the prior approval by the majority of the shareholders of Yuchai.
On December 2, 2004, these advances were converted into formal loans and written agreements were executed between Yuchai and YMLC through an authorized financial institution in the PRC. Under the terms of the loan agreements, the loans were payable in their entirety on December 2, 2005 and interest, at the rate of 5.58% per annum, was payable on a monthly basis. Further, the loans were secured by guarantees given by the Chinese Shareholders. Interest income of Rmb11,922 (US$1,477) was recognized in 2005 (see Note 7).
Because the loans had already been disbursed, the Chinese Shareholders had issued guarantees for these loans, and the Company’s relationship with the Chinese Shareholders was improving, the Directors of Yuchai believed that it was in the Company’s and Yuchai’s best interest to ratify the loans. Consequently, the loans were ratified by the Board of Directors of Yuchai in April 2005.
In 2005, the Company discussed with the Chinese Shareholders the possibility of converting the loans into an equity investment in YMLC, subject to the Yuchai board’s approval. This potential alternative was incorporated within the terms of the reorganization agreement entered into by the Company with Yuchai and Coomber on April 7, 2005 (“Reorganization Agreement”).
When the loans became due in December 2005, Yuchai was requested to extend the maturity date for the loans. However, the Company and Yuchai had been unable to access the financial statements of YMLC. Consequently, the Directors from the Company’s and Yuchai’s boards had doubts about YMLC’s ability to repay the loans. However, the Company’s and Yuchai’s board of directors considered the request to extend the loans based on representations received from the Chinese Shareholders and management of YMLC concerning their respective abilities and intentions to repay the loans and honor their guarantees, and therefore agreed to extend the repayment date of the loans for an additional year. The extension of the loans was approved by the Board of Directors of Yuchai on December 2, 2005. An agency bank was appointed under PRC requirements to administer the Rmb205,000 loans and the legal method requires such loans to be repaid and the funds re-disbursed. The new loans carry the same terms, including scheduled maturity on December 1, 2006. New guarantees were also granted by the Chinese Shareholders for these loans.
Later in December 2005, after it was agreed to extend the loans, based on mutual understandings between YMLC, the Chinese Shareholders and Yuchai, access to financial records of YMLC were made available. The Company conducted a due diligence review, learned that YMLC was not profitable, and concluded that YMLC’s future prospects were dim. The Company therefore decided not to pursue the conversion of loans into an equity investment in YMLC and also concluded that YMLC will probably not have the financial resources to repay the loans when they become due in December 2006.
The Company discussed this matter with the Chinese Shareholders and management of YMLC and also considered the financial position and financial resources of the State Holding Company and Coomber. CYI management has made an assessment of the future cash flows of the State Holding Company and Coomber and concluded that it is likely they will not be able to honor their respective guarantees in the event YMLC is unable to repay the loans when they become due.
Consequently, CYI management has identified a number of possible courses of action in the event YMLC is unable to repay the loans when they become due. These actions include:
•	Taking actions to force YMLC to liquidate;

•	Retaining portions of future dividends declared by Yuchai and payable to State Holding Company until the guarantee obligations are fulfilled; and

•	Commencing legal action against YMLC and possibly the Chinese Shareholders.
The Company’s management has ruled out any form of legal or other enforcement action against the Chinese Shareholders as management believes that Yuchai may not be the first preferred creditor entitled to receive payment of the judgment debt. Moreover, management believes that the process for enforcement of a judgment in China is complex and not as effective when compared with other jurisdictions. In addition management believes that the commencement of legal or other enforcement actions will likely lead to a deterioration in relations with the Chinese Shareholders which could have a materially adverse impact on the Company’s investment in Yuchai and could lead to the impairment of shareholder value of the Company. Consequently, management believes that it is currently beneficial to the Company’s shareholders for management to continue their dialogue and seek other possible arrangements with YMLC, Coomber and State Holding Company to resolve the repayment of the Rmb205,000 (US$25,402) loans rather than for it to resort to legal and enforcement actions described above. However, considering the financial condition and management’s assessment of the future prospects of YMLC and management’s intention to not seek legal or enforcement actions pertaining to the loans and related guarantees, management currently believes that it is probable it will be unable to recover any portion of these loans.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

6	Interest cost

The Company capitalizes interest charges as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2003, 2004 and 2005:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Interest cost capitalized	12,146	19,701	20,991	2,601
Interest cost charged to consolidated statements of income	23,624	31,757	70,527	8,739

Total interest cost incurred	35,770	51,458	91,518	11,340

7	Other (expenses)/income, net

Other (expenses)/income, net consist of:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
Interest income (see Note 5)	3,587	3,286	21,744	2,695
Foreign exchange (loss)/gain, net	(27)	(38)	607	75
Dividend income from other investments	—	4,591	—	—
Rental income	—	—	6,078	753
Others, net	(4,441)	(2,157)	(4,246)	(526)

	(881)	5,682	24,183	2,997

8	Income taxes

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

PRC income tax

As Yuchai is a sino-foreign enterprise in the Western Region of the PRC that is engaged in an encouraged industry, its PRC statutory income tax rate is 15% in 2003, 2004 and 2005 under the relevant PRC income tax laws.

The PRC income tax rates of Yuchai’s subsidiaries under the relevant PRC income tax laws are 15% to 33% in 2003, 2004 and 2005.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
8	Income taxes (continued)

Income tax expense in the consolidated statements of income consists of:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Current tax expense	106,671	104,049	32,726	4,055
Deferred tax expense/(benefit)	6,253	1,116	(11,851)	(1,468)

	112,924	105,165	20,875	2,587

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2005 for the following reasons:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Computed “expected” tax expense	104,536	113,078	17,586	2,179
Adjustments resulting from:
— Non-deductible expenses	1,232	471	5,703	707
— Tax credits (see Note (i))	—	(16,184)	(43,535)	(5,395)
— Change in valuation allowance	—	—	45,231	5,605
— Rate differential of subsidiaries	7,156	7,800	(4,110)	(509)

Total tax expense	112,924	105,165	20,875	2,587

Notes:

(i)	Amounts mainly represents tax credits relating to the purchase of domestic equipment for technological improvement and the approved research and development costs.

(ii)	All taxable income and income tax expense are from PRC sources.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
8	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2004 and 2005 are presented below:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Trade accounts receivable	26,006	22,900	2,838
Inventories	6,678	8,336	1,033
Property, plant and equipment	69,247	49,436	6,126
Accrued expenses and other liabilities	37,020	32,961	4,084
Tax losses carried forward	3,500	11,615	1,439
Tax credits	—	43,535	5,395
Loans to a related party	—	30,750	3,810

Total gross deferred tax assets	142,451	199,533	24,725
Less: Valuation allowance	—	45,231	5,605

Net deferred tax assets	142,451	154,302	19,120

The following table represents the classification of the Company’s net deferred tax assets:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Net deferred tax assets comprise of:
Current portion	69,704	88,783	11,001
Non-current portion	72,747	65,519	8,119

	142,451	154,302	19,120

As of December 31, 2005, a subsidiary of the Company was granted with tax credits amounted to Rmb43,535 (US$5,395) in relation to the purchase of domestically produced equipment of which Rmb12,502 (US$1,549) would expire in 2008 and the remaining amount would expire in 2009. According to the relevant laws and regulations in the PRC, the amount entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary for the year compared to the current income tax of the subsidiary in the year before the purchase of the equipment.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
8   Income taxes (continued)
Certain subsidiaries of the Company had net operating loss carryforwards for PRC income tax purposes of Rmb47,182 (US$5,846), which are available to offset future taxable income, if any. Of which, Rmb13,328, Rmb13,630 and Rmb20,224 would expire in 2008, 2009 and 2010, respectively.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered that it is more likely than not that tax credits totalling Rmb33,834 (US$4,193) relating to the purchase of domestic equipment cannot be fully utilized as the amount entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary compared to the current tax of the subsidiary for the years 2003 and 2004, when the related domestic equipment was purchased and the management forecasted future taxable income of the subsidiary will not be sufficient to fully utilize the tax credits. In addition, one of the subsidiaries has been loss making since its commencement of operations in 2004 and based on this, management has determined that it is more likely than not that the benefit of deferred tax assets in this entity totalling Rmb11,397 (US$1,412) will not be realized.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
9   Trade accounts receivable, net
Trade accounts receivable, net comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Trade accounts receivable	504,429	574,018	71,128
Less: Allowance for doubtful accounts	107,457	69,047	8,556

	396,972	504,971	62,572
Bills receivable	478,593	641,256	79,460

	875,565	1,146,227	142,032

An analysis of the allowance for doubtful accounts for 2003, 2004 and 2005 is as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Balance at beginning of year	158,075	94,423	107,457	13,315
Add:
Charge to consolidated statements of income	—	13,034	25,587	3,171
Less:
Written back to consolidated statements of income	493	—	—	—
Doubtful debts written off	63,159	—	63,997	7,930

Balance at end of year	94,423	107,457	69,047	8,556

At December 31, 2004 and 2005, gross trade accounts receivable due from a major customer, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”), were Rmb142,788 and Rmb161,930 (US$20,065), respectively. See Note 33 for further discussion of business concentration risk.
As of December 31, 2005, certain trade accounts receivable totalling Rmb42,835 (US$5,308) were pledged as security under certain loan arrangements (see Note 18(a)).

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
10	Amounts due from/to related parties

Amounts due from related parties comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Due within one year	85,614	233,188	28,895

Amounts due to related parties comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Due within one year	42,686	75,189	9,317

Related parties include Hong Leong Management Services Pte, Limited, YMLC, State Holding Company and their subsidiaries and affiliates. At December 31, 2005, the amounts due from/to related parties are unsecured, interest free and arose principally from transactions as disclosed in Note 27. All amounts due from/to related parties are payable on demand.

In June 2006, YMLC and State Holding Company entered into an agreement with Yuchai to enable Yuchai and its subsidiaries to settle the amounts due from/to YMLC, State Holding Company and their subsidiaries on a net basis, i.e. the balance due from/to YMLC, State Holding Company, their subsidiaries and affiliates as of December 31, 2005 were offset.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
11	Loans to customers, net
Loans to customers, net refer to the designated loans lent by the Company through financial institutions to customers. The terms of the loan agreements were designated by the Company. The financial institutions assist the Company to release the principal to the borrowers and collect the repayment on behalf of the Company without bearing the risk of default by customers, if any. The loans carried interest rates ranged from 5.31% to 5.85% and were repayable in instalments within one year. The loans are secured and guaranteed by independent third parties.
12	Inventories, net
Inventories comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Raw materials	699,132	1,027,733	127,349
Work in progress	141,659	33,057	4,096
Finished goods	505,754	575,493	71,311

	1,346,545	1,636,283	202,756

13	Other receivables, net
Other receivables, net comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

VAT recoverable (see Note (i))	91,977	96,151	11,914
Staff loans	8,476	18,075	2,240
Staff advances	3,306	1,726	214
Receivable for factoring (see Note (ii))	6,845	—	—
Others	4,810	24,251	3,005

	115,414	140,203	17,373

Notes:

(i)	The VAT recoverable mainly represents a delay in the input VAT approval by the local tax bureau, totalling Rmb58,872 (US$7,295). The amount was subsequently settled in January 2006.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
13	Other receivables, net (continued)

Notes: (continued)

(ii)	In December 2004, Yuchai sold trade accounts receivable of Rmb64,827 to a commercial bank. The balance represented 10% of the sales amount withheld by the bank that would be released to the Company upon the settlement of the trade accounts receivable. The amount withheld represented the full amounts which might be claimed by the bank pursuant to recourse provisions. The amount was fully settled in 2005.
14	Property, plant and equipment, net

Property, plant and equipment, net comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Buildings	634,544	709,643	87,934
Machinery and equipment	1,547,112	1,888,567	234,017

	2,181,656	2,598,210	321,951
Less: Accumulated depreciation	1,022,725	1,155,695	143,205

Net property, plant and equipment	1,158,931	1,442,515	178,746

In 2003, management determined that certain property, plant and equipment would no longer be used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to their estimated fair value. Impairment loss of Rmb12,405 has been included in “Selling, general and administrative expenses” in 2003. Management has conducted an impairment review on the conditions of the property, plant and equipment in 2004 and 2005 and considered no impairment loss was deemed necessary in 2004 and 2005.

All of Yuchai and its subsidiaries’ buildings are located in the PRC.

As of December 31, 2004, certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb172,630, was pledged as security under certain loan arrangements (see Note 18(a)). The security was released in 2005.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
14	Property, plant and equipment, net (continued)

Loss on disposal of property, plant and equipment for the years ended December 31, 2003, 2004 and 2005 is included in “Selling, general and administrative expenses” as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Loss on disposal of property, plant and equipment	3,359	12,998	10,474	1,298

The Company has several non-cancellable operating leases, primarily for offices and warehouses that expire over the next four years. These leases generally contain renewal options for periods ranging from one year to four years.

Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are:

	Rmb	US$

2006	2,766	343
2007	2,019	250
2008	1,084	134
2009	541	67

	6,410	794

Rental expense for operating leases is included in “Selling, general and administrative expenses” as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Rental expense	5,159	9,232	8,726	1,081

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
15	Construction in progress
Construction in progress comprises capital expenditures and capitalized interest charges relating to the following construction of facilities and assembly lines projects:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Diesel engine production line and facilities projects	211,418	286,050	35,445
Factories auxiliary facilities	86,134	95,230	11,800
Second foundry	29,570	26,047	3,228
Others	51,913	52,575	6,515

	379,035	459,902	56,988

16	Lease prepayments, net

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Lease prepayments	99,111	98,157	12,163
Less: Accumulated amortization	24,344	27,549	3,414

Lease prepayments, net	74,767	70,608	8,749

The land on which the Company’s buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
17	Investments
(a)	Investments as of December 31, 2004 and 2005 are summarized as follows:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Available-for-sale equity securities (see Note)	6,405	6,355	787
Investments in affiliated companies	648	185,619	23,001

	7,053	191,974	23,788

Note:	Available-for-sale equity securities are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value. The Company did not observe any event or change in circumstances that would have result in the fair value being significantly less than its carrying amount.
(b)	Investments in affiliated companies accounted for using the equity method as of December 31, 2004 and 2005 are as follows:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Listed:

TCL (see Note (i))	—	185,021	22,927

Unlisted:

Others (see Note (ii))	648	598	74

	648	185,619	23,001

Notes:

(i)	The Company acquired 264,000,000 shares and 17,795,664 shares of TCL’s ordinary shares on March 23, 2005 and September 5, 2005, representing 14.99% and 1.00% interests of the enlarged share capital of TCL at a consideration of Singapore dollars (“S$”) 30,880,000 (equivalent to Rmb152,133) and S$1,400,000 (equivalent to Rmb6,890) respectively. As a result, the Company held a 15.99% stake in TCL as of December 31, 2005. Among the 17,795,664 ordinary shares purchased in September 2005, 6,715,196 ordinary shares held by the Company as of December 31, 2005 are subject to a call option which is exercisable by certain members of the Thakral family (“Thakral Family Members”), who are stockholders of TCL.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
17	Investments (continued)
(b)	Investments in affiliated companies accounted for using the equity method as of December 31, 2004 and 2005 are as follows: (continued)

Notes: (continued)

The option was granted only to Thakral Family Members by the participating creditors in connection with a scheme of arrangement dated October 24, 2001 in relation to TCL sanctioned by the High Court of Singapore on November 2, 2001 (“the Scheme”). The option price payable per TCL share under the call option is S$0.25 plus an interest of Singapore Interbank offer rate plus 0.5% from March 27, 2002 until the completion of the sale and purchase of the shares pursuant to an exercise of the call option. The Company has assessed the fair value of the options and determined that the value was not material. The 6,715,196 shares of TCL were held by a share escrow account on trust for the Company pending release to the Company as of December 31, 2005, subject to the call option. Assuming that the call option is not exercised by the Thakral Family Members, all the 6,715,196 shares of TCL will be released by the share escrow agent to the Company by August 31, 2006. As of December 31, 2005, the call option has not been exercised.

The fair value, based on the quoted market price, of the TCL shares held by the Company was Rmb109,434 (US$13,560) as of December 31, 2005. Management considers the decline in fair value below the carrying value to be not other than temporary as the Company has the ability and intent to hold its investment in TCL for a period that should allow it to recover its carrying value.

(ii)	Others represent the Company’s interest in certain entities in the PRC in which the Company has the ability to exercise significant influence in its financial and operating policy decisions, but does not have controlling financial interests.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005(CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
17	Investments (continued)
(c)	Summarized financial information regarding TCL as of December 31, 2005 and for the period from March 23, 2005 to December 31, 2005 is as follows:

	December 31, 2005	December 31, 2005
	Rmb	US$
Financial position

Current assets	932,008	115,488
Property, plant and equipment, net	173,266	21,470
Other assets	453,327	56,173

Total assets	1,558,601	193,131

Current liabilities	337,971	41,879
Non-current liabilities	1,034	128
Long term debts	32,076	3,975

Total liabilities	371,081	45,982

Minority interests	30,416	3,769

Stockholders’ equity	1,157,104	143,380

Total liabilities and stockholders’ equity	1,558,601	193,131

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
17   Investments (continued)
(c)	Summarized financial information regarding TCL as of December 31, 2005 and for the period from March 23, 2005 to December 31, 2005 is as follows: (continued)

	Period from	Period from
	March 23, 2005	March 23, 2005
	to December 31,	to December 31,
	2005	2005
	Rmb	US$
Results of operations

Net sales
Supply chain management	1,531,913	189,823
Others	109,526	13,572

	1,641,439	203,395
Cost of goods sold	(1,508,247)	(186,890)

Gross profit	133,192	16,505
Selling, general and administrative expenses	(191,161)	(23,688)

Operating loss	(57,969)	(7,183)
Finance cost	(9,338)	(1,157)
Other income	34,906	4,325
Equity in profit of affiliates	281	35

Loss before income taxes and minority interests	(32,120)	(3,980)
Income tax expense	(6,086)	(754)

Loss before minority interests	(38,206)	(4,734)
Minority interests in income of consolidated subsidiaries	6,232	772

Net loss	(31,974)	(3,962)

Other financial information:
— Interest revenue	5,703	707
— Interest expenses	9,338	1,157
— Depreciation and amortisation	10,576	1,311
— Significant non-cash transactions:
Bad debt expense	11,629	1,441
Provision for inventory write-down	33,493	4,150
Impairment loss to property, plant and equipment	16,031	1,986

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
18	Debt
(a)	Short-term bank loans
Short-term bank loans were denominated in Renminbi as follows:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Renminbi denominated loans	430,000	812,835	100,721

The weighted average interest rate of short-term bank loans at December 31, 2004 and 2005 was 5.28% and 5.52% per annum, respectively.

As of December 31, 2004, short-term bank loans of Rmb50,000, were secured by the pledge of certain of Yuchai’s plant and equipment (see Note 14). The amount was fully repaid in 2005.

As of December 31, 2005, short-term bank loans of Rmb42,835 (US$5,308), were secured by the pledge of certain Yuchai’s trade accounts receivable (see Note 9).
(b)	Long-term bank loans
Yuchai’s long-term bank loans comprise:

	Interest rate
	at December 31,	December 31,
	2005	2004	2005	2005
	(per annum)	Rmb	Rmb	US$
Renminbi denominated loans:
— due in 2006	4.94% - 5.49%	100,000	100,000	12,391
— due in 2007	5.85%	—	50,000	6,196

Total long-term bank loans outstanding		100,000	150,000	18,587
Less: Amounts due within one year included under current liabilities		—	100,000	12,391

Amounts due after one year		100,000	50,000	6,196

All long-term bank loans were unsecured as of December 31, 2004 and 2005.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
19	Convertible debt
On February 23, 2005, the Company issued US$25,000 (Rmb206,913) in principal amount of convertible debt (the “Convertible Debt”) on a private placement basis. The Convertible Debt bear interest rate of 2% per annum and mature in 2012, unless redeemed earlier in accordance with the terms of the Convertible Debt. The Convertible Debt were fully exercised and converted to 1,927,673 ordinary shares on June 3, 2005, thereby increasing the Company’s issued and outstanding shares from 35,340,000 ordinary shares to 37,267,673 ordinary shares.
20	Accrued expenses and other liabilities
Accrued expenses and other liabilities comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$

Deposits from customers	54,165	96,936	12,012
Staff welfare payable (see Note)	15,041	15,041	1,864
Accrued product warranty (see Note 21)	126,114	142,126	17,611
Wages payable	110,577	98,732	12,234
Management bonus payable	36,574	19,092	2,366
Payable for construction in progress	39,139	39,330	4,873
Accrued research and development expenses	16,472	24,952	3,092
Accrued advertising expense	7,225	3,817	473
Accrued legal fee and other professional fees	2,762	5,050	626
Accrued expenses for litigation and guarantees (see Notes 24(c) and (d))	15,268	18,921	2,344
Individual income tax withholding	8,161	10,250	1,270
Other accruals and liabilities	53,422	97,470	12,078

	484,920	571,717	70,843

Note:	Staff welfare payable is determined by Yuchai’s Board of Directors. The payable can be applied towards the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories and staff welfare facilities.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
21	Accrued product warranty
An analysis of the accrued product warranty for 2003, 2004 and 2005 is as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Balance at beginning of year	66,864	101,215	126,114	15,627
Allowance charged to consolidated statements of income	162,369	190,205	179,184	22,203
Less: Allowance utilized	(128,018)	(165,306)	(163,172)	(20,219)

Balance at end of year	101,215	126,114	142,126	17,611

22	Statutory reserves
The Company’s attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2005 is as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Statutory general reserve (see Note (ii))

Balance at January 1	116,702	156,111	170,041	21,070
Transfer from consolidated statements of income	39,409	13,930	239	30

Balance at December 31	156,111	170,041	170,280	21,100

Statutory public welfare fund (see Note (iii))

Balance at January 1	28,398	48,103	70,482	8,734
Transfer from consolidated statements of income	19,705	22,379	2,549	316

Balance at December 31	48,103	70,482	73,031	9,050

General surplus reserve

Balance at January 1 and December 31	25,706	25,706	25,706	3,185

Total	229,920	266,229	269,017	33,335

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
22	Statutory reserves (continued)

Notes:

(i)	In accordance with the relevant regulations in the PRC, Yuchai and its subsidiaries are required to provide certain statutory reserves which are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. The reserves are not distributable in the form of cash dividends (see Note 30).

(ii)	In accordance with the relevant regulations in the PRC, a 10% appropriation to the statutory general reserve based on the net income reported in the PRC financial statements is required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to stockholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(iii)	Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to stockholders.
23	Commitments
At December 31, 2005, Yuchai had the following commitments:

	December 31,
	2005	2005
	Rmb	US$
Authorized and contracted for:

Improvement to existing production facilities	214,098	26,529

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
24	Contingencies

(a)	Product liability

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

The Group’s production is subject to certain environment protection laws and regulations in the PRC. In addition, the manufacture and sales of EURO I engines in major urban area became unlawful after December 31, 2004. After that date, the engines equipped with EURO I engines cannot be sold and used in major urban area. The Company considers that the compliance with applicable environment protection laws will not have any material adverse impact to Yuchai and its subsidiaries.

(c)	Dispute with Bank of China

In 2003, the Yulin Branch of Bank of China (“BOC”) initiated legal proceedings to recover Rmb6,603 (US$818) from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to the BOC in 1993 to secure a loan of US$550 to Great Wall Machinery Plant (“Great Wall”). At trial, a Yulin court ruled that if Great Wall could not pay the loan, Yuchai would be liable to pay the guaranteed sum to the BOC. Yuchai appealed unsuccessfully.

In January 2004, the State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee.

Based on the advice from the Company’s Legal Counsel, the Company has recorded a loss contingency equal to the amount of the claim. The amounts due to the BOC and from the State Holding Company have been recorded in “Accrued expenses and other liabilities” and “Amounts due from related parties”, respectively.

In 2005, there were no new developments in this case.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
24	Contingencies (continued)

(d)	Guarantees

YEGCL guaranteed borrowings of Rmb7,605 and Rmb178,480 (US$22,116) granted by commercial banks to unrelated parties in 2004 and 2005, respectively. The borrowings are due in equal monthly or quarterly instalments through one to two years. The guarantees were made to individual persons who applied for mortgage loans from commercial banks to purchase automobiles equipped with diesel engines produced by Yuchai. The guarantees are for the entire amount and term of the borrowings. In return, YEGCL receives a premium fee amounted to 2% to 8% of the amount of borrowings. All guarantees are secured by automobiles at a net book value totalling Rmb11,693 and Rmb242,216 (US$30,014) at December 31, 2004 and 2005, respectively. If the individual defaults on payment, YEGCL would have to perform under the guarantees. It is reasonably possible that YEGCL would be required to make payment under its guarantees. As of December 31, 2004 and 2005, the maximum amount of undiscounted payments that YEGCL would have to make in the event of default is Rmb7,422 and Rmb134,235 (US$16,633). Pursuant to the requirements of FIN 45, the Company accrued Rmb220 and Rmb16,811 (US$2,083) related to its stand ready obligation under the guarantee arrangement in 2004 and 2005, respectively. The amount recognized during the year ended December 31, 2004 and 2005 includes premium received or receivable, which is amortized on a straight line basis over the terms of the guarantees, of Rmb220 and Rmb4,493 (US$557), respectively. The amount of premium being amortized, which were recorded as revenue, for the year ended December 31, 2004 and 2005 were amounted to Rmb 14 and Rmb 1,167 (US$145), respectively. The remaining balance of Rmb 12,318 (US$1,526) as of December 31, 2005 represents the provision for loss contingency related to the guarantees where payment by the Company was probable.

(e)	Outstanding bills discounted

As of December 31, 2005, outstanding bills discounted with banks for which the Company has retained a recourse obligation totalled Rmb1,373,723 (US$170,222).

(f)	Outstanding letters of credit

As of December 31, 2005, the Company issued irrevocable letters of credit totalled Rmb110,257 (US$13,662).

(g)	Other outstanding litigation

In addition to the matters disclosed in Note 24(c), the Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
25	Dispute with State Holding Company

The Company has from time to time in the period up to 2005 encountered difficulties in obtaining the cooperation of the State Holding Company, and its former Chairman, Mr Wang Jianming, in the daily management and operation of Yuchai, including obtaining payments of the Company’s share of the final 2001 dividend declared in August 2002. Mr Wang Jianming ceased to serve as the Chairman, legal representative and chief executive officer of Yuchai, as well as the Chairman and legal representative of the State Holding Company, the principal Chinese shareholder of Yuchai with effect from October 28, 2005. The new Chairman and legal representative of these companies is Mr Yan Ping whose appointment was confirmed on December 2, 2005.

The Chinese stakeholders had previously asserted that the transfer of ownership of shares with respect to Yuchai in November 1994, in connection with the Company’s initial public offering (“IPO”), was not validly approved by the Chinese authorities, and that as a result the Company’s exercise of control over Yuchai has been improper.

As a result of a number of meetings between the parties, the Company and Yuchai entered into an agreement in July 2003 (the “July 2003 Agreement”) to work together in trying to jointly promote mutual plans to enhance the Company’s shareholder value.

On April 7, 2005, the Company entered into a Reorganisation Agreement (“Reorganisation Agreement”) with Yuchai and Coomber in furtherance of the terms of the July 2003 Agreement, and the terms of this agreement were acknowledged and agreed to by the State Holding Company. The Reorganisation Agreement was extended to December 31, 2006 by way of the Reorganisation Agreement Amendment No.1 dated December 2, 2005. The Reorganisation Agreement Amendment No.1 was similarly acknowledged and agreed to by the State Holding Company.

The principal terms contained in the Reorganisation Agreement relating to governance related issues have been addressed by Yuchai.

Yuchai has taken all necessary steps and submitted all necessary documents to enable the amended and restated Articles of Association of Yuchai as approved by its directors and shareholders in 1996 incorporating the corporate governance guidelines approved by its directors and shareholders on November 1, 2002 to be approved, formalized, endorsed, registered and filed with the relevant governmental authorities. The formal approval of these amended Articles of Association is awaited from the PRC Ministry of Commerce (“MOC”).

Promptly upon receipt of the approval from the MOC of the Articles of Association, Yuchai would formalize the implementation of the corporate governance guidelines approved by its directors and shareholders on November 1, 2002 and establish an appropriate corporate governance structure conforming to international custom and practice.

Yuchai has begun to implement the compliance programme for the internal controls over financial reporting of Yuchai with respect to section 404 of the Sarbanes-Oxley Act.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
25	Dispute with State Holding Company (continued)

Up to the date of this report:
(i)	the board and shareholders of Yuchai have, at a duly convened board meeting held on April 21, 2005 and a duly convened shareholders meeting held on May 16, 2005, approved the following principal matters relating to the Reorganisation Agreement:
-	the proposed capitalization of YMLC was varied by the board of directors of Yuchai at its meeting on April 21, 2005 and approved by its shareholders. Coomber has assumed the obligation to return Rmb165,400 (US$20,495) of the authorized Rmb205,000 (US$25,402) loan that was made by Yuchai to YMLC and which had been guaranteed by Coomber to Yuchai by December 6, 2005. The remaining Rmb39,600 (US$4,907) loan would remain as a loan by Yuchai to YMLC and would only be injected as share capital of YMLC after the successful spin-off of Yuchai in line with the terms of the Reorganisation Agreement;

-	a dividend payment for the financial years ended December 31, 2003 and 2004 in the amount of Rmb302,713;

-	the establishment and appointment of members of three sub-committees under the board, comprising the nominations committee, the remuneration committee and the audit committee;

-	the establishment of a financial committee to approve all borrowings, guarantees, loans issuance of company debt and investment;

-	the termination of the sales of the spare parts business of one of its subsidiaries;

-	the payment of US$20,000 to the Company pursuant to the Reorganisation Agreement;

-	the acceptance of the appointment of two independent directors of Yuchai and confirmation of the appointment of three directors appointed by holders of States Shares of Yuchai and six directors appointed by holders of Foreign Shares of Yuchai; and

-	the appointment of one independent director nominated by the holders of State Shares of Yuchai, and three independent directors nominated by the holders of Foreign Shares of Yuchai.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
25	Dispute with State Holding Company (continued)
(ii)	an internationally reputable financial adviser had been engaged by Yuchai to assist Newco (as defined below) to apply for the listing of its shares on the NYSE and assist the Company with the implementation of spin-off. Pursuant to the Reorganization Agreement, a Bermuda corporation (“Newco”) will be formed where (a) the Company will contribute its 76.4% indirect interest in Yuchai to in exchange for a number of Newco shares equal to the number of outstanding shares of the Company as of April 7, 2005; (b) its board of directors would comprise of nominees from the Company and Yuchai in the same respective proportions to the nominees of the holders of Foreign Shares of Yuchai and the holders of State Shares of Yuchai on the Yuchai board of directors; and (c) its charter documents and officers would be mutually agreeable to the Company and Yuchai and on the completion date of the Restructuring Exercise (as described in the Reorganization Agreement) the Company shall have no appointees to its board of directors. The appointment of the financial adviser was subsequently terminated pending Yuchai’s ongoing review of the implementation of the corporate reorganization contemplated in the Reorganization Agreement;

(iii)	the Yuchai board of directors subsequently directed a review of YMLC’s financial position and the implementation of the recapitalization plans for YMLC has been deferred pending the successful spin-off of Yuchai in line with the terms of the Reorganisation Agreement;

(iv)	the Company has received payment of an advisory fee in the amount Rmb12,105 (US$1,500) from Yuchai as provided for under the Reorganisation Agreement; and

(v)	the Company has received its share of the dividend declared and paid by Yuchai in respect of the financial years ended December 31, 2003 and 2004 on May 24, 2005 for amount of Rmb225,207 (US$27,906).

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
25	Dispute with State Holding Company (continued)

The principal terms of the Reorganisation Agreement Amendment No.1 are as follows:
(1)	Clause 1.8 of the Reorganization Agreement was previously stated as:

“In consideration of CYI’s agreement to ensure that Coomber will under the terms of the share exchange described in clause 2.4 receive no less than 6,354,911 Newco shares, Yuchai shall, within 5 business days from the date that an unqualified audit report is issued on CYI’s financial statements in the form substantially similar to that of the unaudited financial statements filed by CYI in its Form 6K dated February 28, 2005, pay CYI an amount of US$20.0 million in cash into such bank account as CYI shall notify Yuchai in writing.”

was deleted and replaced with the following text:

“In consideration of CYI’s agreement to ensure that Coomber will under the terms of the share exchange in Clause 2.4 receive no less that 6,354,911 Newco shares, Yuchai shall on the earlier of (i) the date of the completion of the transactions described in Clause 2.6 and (ii) December 31, 2006 pay CYI an amount of US$20.0 million in cash to such bank account as CYI shall notify Yuchai in writing.”

(2)	Clause 2.10 of the Reorganization Agreement, which was stated as:

“The parties acknowledge and accept that the CYI Group, as majority shareholders of Yuchai and with majority control of the Board of Directors of Yuchai, may cause the employment of Yuchai’s current Chief Executive Officer to be terminated in accordance with the terms of his employment agreement. CYI acknowledges and accepts, however, that the successful implementation of the Restructuring Exercise will require the continued uninterrupted involvement and participation of Yuchai’s current Chief Executive Officer on and subject to the terms (including remuneration) of his employment agreement. Accordingly, CYI agrees that it will not, and will procure that its appointees to the Board of Directors of Yuchai do not, take any action prior to the completion of the Restructuring Exercise that will interfere with, or cause the termination of, the employment of Yuchai’s current Chief Executive Officer except if he were to be prosecuted or convicted for any activities of a criminal nature.”

was deleted in its entirety with effect from October 27, 2005.

(3)	The Clause 4 of the Reorganization Agreement was previously stated as:

“In the event that the parties are unable to complete the events described in each of clauses 2.1, 2.2, 2.4, 2.5 and 2.6 above (not due to the default of either party) by 5:00p.m. on December 31, 2005 (or if such day is not a business day in Hong Kong, the immediately succeeding business day)(or such other date to be mutually agreed between the parties), the provision of this Agreement shall terminate and in such event no party shall have any claim against any other party for any claims, damages, losses or other costs and expenses arising from such termination.”

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
25	Dispute with State Holding Company (continued)
(3)	The Clause 4 of the Reorganization Agreement was previously stated as: (continued)

the date appearing in the third line of Clause 4 of the Reorganization Agreement was deleted and substituted with the words “December 31, 2006 or such other date as the parties may agree in writing”
Yuchai, Coomber and the State Holding Company have at various times reaffirmed their respective intentions of working with the Company to carry out their respective obligations under the Reorganization Agreement.

26	Retirement and other postretirement benefits

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by the Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2003, 2004 and 2005, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government and Beijing City Government are responsible for the entire obligations of all Yuchai and its subsidiaries’ retirees. Expenses incurred in connection with the plan were Rmb24,101, Rmb29,868 and Rmb33,299 (US$4,126), respectively, for the years ended December 31, 2003, 2004 and 2005.

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other postretirement benefits beyond the annual contributions described above.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
27	Other related party transactions

In addition to the loans to YMLC (as discussed in Note 5), the Company has undertaken other significant business transactions with related parties during the three years ended December 31, 2005. The following is a summary of these transactions:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
Sales of trucks from customers to Guangxi Yuchai Mechanical and Electronics Company (“GYMEC”) (see Note (i))	1,346	753	—	—
Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (see Note (ii))	23,611	3,784	7,646	947
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (see Note (ii))	(93,056)	(142,829)	(235,329)	(29,160)
Purchase of raw materials and supplies from YMLC (see Note (iii))	—	—	(60,756)	(7,528)
Purchase of trucks from YMLC (see Note (iii))	—	(95,391)	(77,324)	(9,581)
Processing fee to YMLC (see Note (iv))	—	(12,329)	(44,407)	(5,503)
Delivery expense charged by a subsidiary of YMLC (see Note (iv))	(62,206)	(65,468)	(126,028)	(15,616)
General and administrative expenses
— charged by State Holding Company (see Note (v))	(30,607)	(21,180)	(25,931)	(3,213)
— charged by HLA (see Note (xii))	(4,427)	(4,142)	(4,035)	(500)
— charged by an affiliate of HLA (see Note (vi))	—	—	(30,765)	(3,812)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
27	Other related party transactions (continued)

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
Gain on disposal of land use rights to a subsidiary of State Holding Company (See Note (vii))	—	—	2,533	314
Loan from State Holding Company (see Note (viii))	8,000	—	—	—
Assignment of debt to GYMEC (see Note (ix))	3,700	—	—	—
Consultancy fee paid on behalf of Coomber (see Note (x))	13,347	—	—	—

Notes:

(i)	Sales of diesel trucks to GYMEC

GYMEC was formerly a subsidiary of State Holding Company. It became a subsidiary of YMLC following a share transfer from State Holding Company to YMLC in 2004. During 2003 and 2004, Yuchai received diesel trucks from certain customers as part of the settlement of their trade accounts receivable. Pursuant to an agreement between Yuchai and GYMEC, Yuchai sold such diesel trucks at cost to GYMEC, which owns a business license for selling diesel trucks in the PRC. Yuchai recorded a receivable from GYMEC in connection with the truck sales. The amount due from GYMEC is unsecured, interest free and repayable on demand.

(ii)	Sale and purchase of raw materials, supplies and diesel engines to/from State Holding Company, its subsidiaries and affiliates.

Certain subsidiaries and affiliates of State Holding Company have acted as suppliers of raw materials and supplies to the Company and certain subsidiaries of State Holding Company have acted as sales agents of the Company. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
27	Other related party transactions (continued)

Notes: (continued)
(iii)	Purchase of raw materials, supplies and trucks from YMLC

Since July 2004, subsidiaries of YMMC have engaged in the sale of trucks which were mainly supplied by and purchased from YMLC. YMLC has also become a supplier of raw materials and supplies to the Company since 2005. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

(iv)	Processing fee and delivery expense charged by YMLC and its subsidiaries

The fee is for the packaging and delivering of spare parts charged by YMLC, which was recorded in “Cost of goods sold” and “Selling, general and administrative expenses” respectively. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

(v)	General and administrative expenses

State Holding Company charges Yuchai for certain general and administrative expenses in respect of rental of certain office premises, property management services rendered by State Holding Company. The expenses are charged to Yuchai and its subsidiaries by State Holding Company on an actual incurred basis. The Company believes that the expenses charged to Yuchai by State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same amount.

(vi)	Service fee to an affiliate of HLA

The fee was paid to Hong Leong Management Services Pte Ltd., an affiliate of HLA. Service fee includes Rmb9,167 (US$1,136) in relation to the consultancy services performed for the acquisition of interests in TCL during 2005 and LKN-Princefield Limited (“LKN”) in 2006 (see Note 34(a)). The remaining amounts were mainly in relation to secure additional credit facilities and enter into the Reorganization Agreement. The transactions were approved by the Board of Directors. The Company considers that the transactions were entered into in the normal course of business.

(vii)	Gain on disposal of land use rights to a subsidiary of State Holding Company

The Company has disposed of certain land use rights with net book value of Rmb1,047 (US$130) to a subsidiary of SHC for a consideration of Rmb3,580 (US$444). The Company considers that the transaction was entered into in the normal course of business.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
27	Other related party transactions (continued)

Notes: (continued)
(viii)	Loan from State Holding Company

In 2003, GYSPM has entered into an agreement with State Holding Company for a borrowing of Rmb8,000 for its operating activities as of December 31, 2003. As of December 31, 2003, GYSPM pledged certain of its assets with net book value of Rmb17,132 against bank loan of Rmb8,000 borrowed by State Holding Company. The terms set out in the loan agreement entered into between State Holding Company and the bank and the loan agreement entered into between GYSPM and State Holding Company are identical. The loan proceeds from the bank borrowed by State Holding Company were solely lent to GYSPM. State Holding Company would make repayments to the bank upon receipt of loan repayment from GYSPM. The loan was fully repaid in 2004.

(ix)	Assignment of debt to GYMEC

In 2003, the Company entered into a deed of assignment (“the Deed”) whereby one of the Company’s customers assigned all the rights and liabilities of the outstanding amount due to the Company totalling approximately Rmb15,000 to GYMEC. Pursuant to the Deed, GYMEC became one of the sales agents of this customer who is principally engaged in manufacturing and sales of motor vehicles. As of December 31, 2004, the outstanding balances due from GYMEC related to this assignment was Rmb3,700 and the amount was fully repaid in 2005.

(x)	Consultancy fee paid on behalf of Coomber

In 2003, the Company entered into an agreement, totalling Rmb60,000 with a consultancy company in connection with the design of an information system for YMLC to be undertaken by Coomber pursuant to which Coomber has agreed to pay for all expenses incurred by the Company in respect of this project on or before 31 December 2004. In 2003, the Company incurred payments totalling Rmb13,347 in respect of the project, which have been recorded in amounts due from related parties. The amount was subsequently repaid in 2004.

(xi)	Amounts due from/to related parties

Amounts due from/to related parties arise mainly from the transactions as stated above.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
27	Other related party transactions (continued)

Notes: (continued)
(xii)	Amount due to the holding company

Amount due to the holding company comprise mainly general and administrative expenses charged by the holding company in relation to the management, financial planning and control and other services provided to Yuchai. The balance is unsecured, interest free and repayable on demand.
28	Segment information
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

The Company’s operating segments are Yuchai and TCL for the year ended December 31, 2005. Prior to the purchase of TCL, the Company’s only operating segment was Yuchai.

The segment result for Yuchai is based on income before income taxes and minority interests. The segment result for TCL is the Company’s equity in the net income or losses or TCL. Segment assets for Yuchai are based on total assets of Yuchai. Segment assets for TCL are based on the Company’s net investment in TCL. Substantially all of the Company’s operations including TCL are in the PRC. Consequentially no geographic information is presented. Further segment information about TCL is included in Note 17(c).

Following is the segment information for the year ended December 31, 2005:

	Yuchai	TCL
	Rmb	Rmb
Segment revenue from external customers	5,829,431	—
Interest revenue	21,744	—
Interest expenses	70,527	—
Depreciation and amortization	139,720	—
Equity in losses of affiliates	50	—
Segment profit / (loss)	171,585	(5,056)
Significant non-cash items:
— Provision for uncollectible loans to a related party	205,000	—
— Bad debt expense	25,587	—
— Provision for inventory write-down	15,990	—
— Provision for losses on guarantees	12,318	—

Segment assets	6,168,814	185,021
Total expenditures for additions to long-lived assets	515,359	—

Reconciliation of segment information to the consolidated financial statements for the years ended December 2003, 2004 and 2005.

	2003	2004	2005
	Rmb	Rmb	Rmb
Total segment profit	722, 341	773, 571	166, 529

Service fee to an affiliate of HLA (see Note 27)	—	—	(30,765)
Other corporate general and administrative expenses	(25,435)	(19,717)	(18,522)

Consolidated income before income taxes and minority interests	696,906	753,854	117,242

Total assets for reportable segment	3,896,463	5,268,660	6,353,835
Corporate cash and cash equivalents	129,795	108,514	247,332
Other corporate assets	7,374	7,074	12,618

Consolidated total assets	4,033,632	5,384,248	6,613,785

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
28	Segment information (continued)

Revenues from external customers by product category are summarized as follows:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$

Revenues, net

4108 Light-Duty Diesel Engines	174,173	325,242	688,265	85,285
4110 Light-Duty Diesel Engines	328,993	544,297	596,565	73,922
4112 Light-Duty Diesel Engines	266,639	314,453	322,266	39,933
6105 Medium-Duty Diesel Engines	911,190	1,143,535	1,748,847	216,704
6108 Medium-Duty Diesel Engines	1,504,140	1,372,073	810,859	100,475
6112 Heavy-Duty Diesel Engines	1,003,791	1,203,558	786,989	97,518
6113 Heavy-Duty Diesel Engines	3,697	97,368	193,280	23,950
Diesel Engine Parts	228,500	446,135	489,480	60,653
Others *	148,827	135,434	192,880	23,900

	4,569,950	5,582,095	5,829,431	722,340

*	Others mainly represent the revenues earned through sales of motor vehicle chassis and power generators.
29	Foreign currency exchange

The Renminbi is not fully convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Foreign currency payments, including the remittance of earnings outside of the PRC, must be arranged through banks authorized to conduct foreign exchange business.

30	Distribution of profits

The Company’s sources of cash flow are its share of the dividends, if any, paid by Yuchai and TCL to the Company. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to its stockholders it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves as discussed in Note 22. Such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, the dividends may be converted into foreign currency and remitted in accordance with relevant PRC laws, regulations and policies and to the extent permitted by PRC market conditions. Dividends of Yuchai are determined based on distributable profit reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP. No similar provisions were imposed with respect to dividends by TCL.

Under the Companies Act of 1981 of Bermuda (as amended), the Company’s contributed surplus is available for distribution to stockholders.

31	Derivative instrument and hedging activities

For the periods presented, the Company and its subsidiaries did not enter into transactions with respect to derivative instruments. The Company and its subsidiaries do not hedge risk exposures or speculate using derivative instruments.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
32	Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, short term amounts due from related parties, prepaid expenses, other receivables, short-term bank loans, current instalments of long-term bank loans, trade accounts payable, amount due to the holding company and amounts due to related parties approximates their fair value because of the short maturity of these instruments. It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the equity investment to Yuchai. Yuchai does not believe the carrying value of the equity investment will be significantly different from its fair value.

Cash and cash equivalents of Yuchai and its subsidiaries denominated in foreign currencies have been translated at the balance sheet date into Renminbi at rates quoted by the PBOC. Yuchai does not have and does not believe it will have any difficulty in exchanging its foreign currency cash for Renminbi.

The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

33	Significant concentrations and risks

(a)	Customer concentration

Substantially all of the Company’s customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
Liuzhou Dongfeng Automobile (see Note (i))	391,086	830,018	385,049	47,712
Hubei Dongfeng Automobile (see Note (ii))	613,448	344,910	333,452	41,319

Notes:

(i):	Sales to Liuzhou Dongfeng Automobile for the year ended December 31, 2003, 2004 and 2005 was approximately 8.6%, 14.9% and 6.6% of total sales.

(ii):	Sales to Hubei Dongfeng Automobile for the year ended December 31, 2003, 2004 and 2005 was approximately 13.4%, 6.2% and 5.7% of total sales.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
33	Significant concentrations and risks (continued)

All the above customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2004 and 2005, approximately 29% and 13% of gross trade accounts receivable, respectively, were due from these customers. The Company considers its relationships with these major customers to be good; however, the loss of one or more of the Company’s major customers would have a material adverse effect on the Company’s results of operations.

(b)	Nature of operations

During periods of economic expansion, the demand of trucks, construction machinery and other application of diesel engines generally increases. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of Chinese economy will affect the Company’s business and prospects by a significant degree.

(c)	Transactions involving Yuchai's Chinese shareholders

Although the Company has proper legal ownerships and a controlling financial interest of 76.41% interest in Yuchai, the Company has from time to time encountered difficulties in obtaining the cooperation of the State Holding Company and Coomber. As part of the terms of the Reorganization Agreement, Yuchai and State Holding Company acknowledged and reaffirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s board of directors. However, no assurance can be given that disagreements or difficulties with Yuchai’s management of State Holding Company and Coomber will not recur. In addition, as described in Note 5, Yuchai has entered into transactions that involves the Chinese Shareholders that have resulted in losses. No assurance can be given that future transactions involving the State Holding Company, Coomber and their related parties will be conducted on an arm-length basis or otherwise be beneficial to the Company. Consequently, such disagreements, or difficulties and transactions involving State Holding Company, Coomber and their related parties could have a material adverse impact on the Company’s consolidated financial position, operating results and cash flows.

34	Subsequent events

(a)	Acquisition of debt and equity in an investment-holding company

In February 2006, the Company acquired S$129 million (equivalent to Rmb 626 million) in principal amount of secured bonds (“the Bonds”), 123,010,555 redeemable convertible preference shares (the “Preference Shares”), and 191,413,465 ordinary shares (“the Ordinary Shares”) (collectively, “the Sale Securities”) issued by LKN for an aggregate purchase consideration of approximately S$132 million (equivalent to approximately Rmb639 million) (“the Aggregate Purchase Consideration”) from certain banks, financial institutions, corporations and individuals (collectively “the Sellers”). Immediately following the purchase, the Company hold 29.13% of the Ordinary Shares based on LKN’s total issued and outstanding Ordinary Shares or approximately 40.30% of the Ordinary Shares of LKN assuming full conversion of the 123,010,555 Preference Shares.

LKN is a company listed on the Main Board of the Singapore Exchange and is primarily engaged in the business of investment holding, including investing in rental property and hospitality business in Asia.

The Company initially intends to account for the Ordinary Shares of LKN using equity method and the Bonds and Preference Shares as available-for-sale securities.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
34	Subsequent events (continued)

(b)	Right issue of LKN

On February 28, 2006, LKN announced a proposed renounceable rights issue of zero coupon unsecured non-convertible bonds due 2009 (the “New Bonds”) and non-redeemable convertible cumulative preference shares in the capital of LKN (the “New NCCPS”) (the “Rights Issue”). The purpose of the Rights Issue of LKN is to raise funds for redeeming the existing Bonds and for working capital purpose. The Company has provided LKN an irrevocable undertaking to subscribe in full and by way of excess application, all New Bonds and New NCCPS not taken up by other stockholders of LKN.

On July 4, 2006, the Company was alloted 196,201,374 of New NCCPS and S$130,800,917 of New Bonds at a consideration of S$135 million (equivalent to approximately Rmb655 million). Assuming full conversion of the existing Preference Shares and New NCCPS, the Company’s equity interest in LKN would increase from 40.3% to 51.7%. In the event the Company obtains a controlling financial interest in LKN, then LKN would become a subsidiary of the Company and its financial statement would be included in the consolidated financial statements of the Company from that point forward.

(c)	Rights issue of TCL

In January 2006, TCL conducted a renounceable non-underwritten rights issue of new shares (“Rights Shares”) at an issue price of S$0.08 (equivalent to approximately Rmb0.39) for each Rights Share; and a renounceable non-underwritten rights issue of unsecured 2% convertible bonds due 2009 (“Convertible Bonds”) in the denomination of S$0.8 (equivalent to approximately Rmb3.9) for each Convertible Bond.

On February 16, 2006, the Company was allotted 87,860,288 Rights Shares and 52,933,440 Convertible Bonds in TCL for an aggregate cash consideration of S$49,400,000 (equivalent to approximately Rmb239,758).

As a result of the rights issues, the Company’s equity interest in TCL increase from 15.99% to 19.36%, and would increase to 36.85% assuming full conversion of the Convertible Bonds held by the Company.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)
34	Subsequent events (continued)

(d)	New bank facility

In January to March 2006, the Company entered into additional unsecured credit facilities with certain banks for approximately S$170 million (equivalent to approximately Rmb825 million). The facilities may only be utilized by the Company in connection with certain limited circumstances relating to its business expansion activities. The terms of the facilities require, among other things, that HLA retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facilities also include certain financial covenants with respect to the Company’s tangible net worth and net gearing ratio throughout the tenor of the facility, as well as negative pledge provisions and customary drawdown requirements and events of default.

(e)	Issuance of corporate bonds by Yuchai

In March 2006, Yuchai applied to the PBOC to issue short term bonds up to Rmb1,000,000 (US$123,912). The application was approved by PBOC on May 30, 2006 and the first tranche of bonds of Rmb500,000 (US$61,956) was issued on June 12, 2006. The bonds were issued at a discount and an amount totalling Rmb488 million was received by Yuchai. The bonds mature on March 9, 2007 and the funds will be used to pay off existing bank loans.