Form 20-F/A
period 2005-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2008-05-30
CIK 932695

Form 20-F/A (Amendment No. 1)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-13522

China Yuchai International Limited

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Bermuda
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2005, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☒

If this report is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Form 20-F/A (Amendment No. 1)

EXPLANATORY NOTE

China Yuchai International Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2005, which was originally filed with the Securities and Exchange Commission on August 8, 2006, to reflect the restatement of its consolidated financial statements for the year ended December 31, 2005. The Company’s consolidated financial statements for the year ended December 31, 2005 have been restated to reflect certain adjustments to correct accounting errors mainly at the Company’s majority-owned subsidiary, Guangxi Yuchai Machinery Company Limited, or Yuchai, for such period. See Note 2A to the consolidated financial statements of the Company for a complete description and quantification of these adjustments and their impact on the Company’s 2005 consolidated financial statements.

The most significant adjustment is to correct accounting errors for the understatement of accounts payable of Rmb 167.8 million (approximately US$20.8 million) by Yuchai at December 31, 2005, which we refer to in this Form 20-F/A as the Rmb 167.8 million Adjustment. A review of the understatement of accounts payable by Yuchai was conducted by the Company’s Audit Committee, assisted by independent counsel and independent forensic consultants. As a result of this process, the Company’s management and the Audit Committee identified errors in Yuchai’s manual adjustments of its accounts payable in its attempts to reconcile with Yuchai’s then-new accounting systems. In connection with their review, the Audit Committee found no evidence of fraud or intentional wrongdoing by any employee of the Company or Yuchai or any plan to intentionally inflate the profits by the management of Yuchai. The Rmb 167.8 million Adjustment has resulted in a decrease in the previously reported consolidated earnings before income taxes and minority interests of the Company for the year ended December 31, 2005 by approximately Rmb 122.7 million (US$15.2 million).

During the course of finalizing the Rmb 167.8 million Adjustment, the Company’s management identified certain other accounting errors that were not previously known. The Company’s management has decided to correct these other accounting errors as well as the previously known immaterial uncorrected audit adjustments pertaining to its 2005 consolidated financial statements. Appropriate correcting adjustments have been made and are reflected in the restated 2005 consolidated financial statements of the Company. The net impact of these other adjustments and the effects on income taxes and minority interests for all correcting adjustments, including the Rmb 167.8 million Adjustment, is an increase in the Company’s previously reported consolidated net income for the year ended December 31, 2005 by approximately Rmb 21.9 million (US$2.7 million).

As a result of the above adjustments, the Company’s consolidated financial results have been restated to report a net loss of Rmb 32.3 million (US$4.0 million) instead of the previously reported net income of Rmb 68.5 million (US$8.5 million).

The Company has also reclassified certain items in its consolidated financial statements as of and for the year ended December 31, 2005 as described in Note 2A. These reclassifications did not have any impact on the Company’s consolidated net loss, as restated, for the year ended December 31, 2005.

In connection with the restatement of the 2005 consolidated financial statements, the Company has identified certain material weaknesses in its internal control over financial reporting for the period covered by this Form 20-F/A. See “Item 15. Controls and Procedures”.

Form 20-F/A (Amendment No. 1)

This Form 20-F/A has not been updated except as required to reflect the effects of the restatement. This Form 20-F/A only amends and restates the Items described below and does not reflect events that have occurred after the August 8, 2006 filing date of the Annual Report on Form 20-F, or modify or update other disclosures presented therein. Items included in the original Form 20-F that are not included herein are not amended and remain in effect as of the date of the original filing. All references to Items that are included in the original Form 20-F but not included herein are to such Items as included in the original filing.

This Form 20-F/A amends and restates the following Items. While the following Items have been reproduced in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, no changes have been made to such Items except to reflect the restatement:

Part I	—	Item 3. Key Information — Selected Financial Data
Item 5. Operating and Financial Review and Prospects
Part II	—	Item 15. Controls and Procedures
Part III	—	Item 18. Financial Statements

In addition, this Form 20-F/A includes currently dated Section 302 and Section 906 certifications of the Chief Executive Officer and the Group Financial Controller that are attached to this Form 20-F/A as Exhibits 12.1 and 13.1.

Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0702 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on December 30, 2005 or any other date. The Renminbi has appreciated against the U.S. dollar since December 30, 2005. The rate quoted by the People’s Bank of China at the close of business on May 15, 2008 was Rmb 7.0000 = US$1.00. Since the previously filed Annual Report on Form 20-F for the year ended December 31, 2005 included translation of amounts from Renminbi to U.S. dollars at the rate of Rmb 8.0702 = US$1.00, the Company has included translation of amounts from Renminbi to U.S. dollars in this filing at the same rate so as to provide comparable information.

Form 20-F/A (Amendment No. 1)

PART I

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

Form 20-F/A (Amendment No. 1)

The selected consolidated balance sheet data as of December 31, 2004 and 2005 and the selected consolidated statement of operations data and selected consolidated statement of cash flow data of the Company set forth below for the years ended December 31, 2003, 2004 and 2005 are derived from the consolidated financial statements of the Company included in this Annual Report, which have been audited by KPMG, Independent Registered Public Accounting Firm, and which we refer to in this Form 20-F/A as the Consolidated Financial Statements. Certain selected consolidated balance sheet data as of December 31, 2005 and certain selected consolidated statement of operations data for the year ended December 31, 2005 have been restated to reflect the adjustments to correct accounting errors described above and in Note 2A to the Consolidated Financial Statements. The selected consolidated balance sheet data of the Company set forth below as of December 31, 2001, 2002 and 2003 and the consolidated statement of operations data and consolidated statement of cash flow data for the years ended December 31, 2001 and 2002 are derived from the consolidated financial statements of the Company, which have also been audited by KPMG, but are not included in this Annual Report.

	As of and for the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(3)
					Restated
	(in thousands)
Consolidated Statement of Operations Data:
Revenues, net	1,783,329	3,513,047	4,569,950	5,582,095	5,816,740	720,768
Gross profit	599,926	1,141,967	1,377,156	1,575,209	1,143,383	141,680
Research and development costs	(44,721)	(75,532)	(94,594)	(136,960)	(123,793)	(15,340)
Provision for uncollectible loans to a related party	—	—	—	—	(202,950)	(25,148)
Operating income	295,115	640,307	721,411	779,929	26,020	3,224
Earnings / (loss) before income taxes and minority interests	269,189	625,450	696,906	753,854	(25,090)	(3,109)
Income taxes	63,584	(83,242)	(112,924)	(105,165)	(10,148)	(1,257)
Income / (loss) before minority interests	332,773	542,208	583,982	648,689	(35,238)	(4,366)
Minority interests in (income) losses of consolidated subsidiaries	(82,386)	(129,775)	(145,800)	(157,292)	2,947	365
Net income / (loss)	250,387	412,433	438,182	491,397	(32,291)	(4,001)
Basic and diluted earnings / (loss) per common share	7.09	11.67	12.40	13.90	(0.89)	(0.11)
Weighted average number of shares	35,340	35,340	35,340	35,340	36,460	36,460

Consolidated Balance Sheet Data (at year end):
Working capital(1)	1,100,462	1,340,832	1,031,830	1,402,226	823,324	102,019
Goodwill	212,636	212,636	212,636	212,636	212,636	26,348
Total assets	3,262,868	3,985,459	4,033,632	5,384,248	6,679,630	827,690
Long-term bank loans, excluding current instalments	180,000	50,000	—	100,000	50,000	6,196
Minority interests	420,545	487,491	544,526	724,311	654,687	81,124
Common stock	30,349	30,349	30,349	30,349	31,945	3,958
Stockholders’ equity	1,805,045	2,161,903	1,991,687	2,483,084	2,566,263	317,991

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	59,273	659,500	1,075,274	589,608	242,674	30,070
Capital expenditures(2)	43,043	174,850	372,775	552,902	515,359	63,860
Depreciation and amortization	113,680	118,872	125,519	132,789	144,672	17,927

Form 20-F/A (Amendment No. 1)

(1)	Current assets (including cash) less current liabilities.

(2)	Purchase of property, plant and equipment, lease prepayment and payment for construction in progress.

(3)	The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. In its prior filings, the Company incorrectly disclosed Renminbi, instead of the U.S. dollar, as its functional currency. The functional currency of Yuchai is the Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0702 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on December 30, 2005 or any other date. The Renminbi has appreciated against the U.S. dollar since December 30, 2005. The rate quoted by the People’s Bank of China at the close of business on May 15, 2008 was Rmb 7.0000 = US$1.00. Since the previously filed Annual Report on Form 20-F for the year ended December 31, 2005 included translation of amounts from Renminbi to U.S. dollars at the rate of Rmb 8.0702 = US$1.00, the Company has included translation of amounts from Renminbi to U.S. dollars in this filing at the same rate so as to provide comparable information.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Restatement Of Previously Issued 2005 Consolidated Financial Statements

As described in Note 2A to the Consolidated Financial Statements included in this filing, the Company has restated its previously issued consolidated financial statements for the year ended December 31, 2005. See Note 2A for more detailed information. The information in this discussion and analysis reflects this restatement, but is not otherwise updated.

The Company’s 2005 Consolidated Financial Statements have been restated to reflect the following correcting adjustments:

Accounts Payable

At the time of preparing the financial statements of Yuchai for 2005, Yuchai management erroneously recorded adjustments in the amount of Rmb 167.8 million to the general ledger to reduce the amounts payable for goods received, but for which invoices were not yet received (referred to as GRIR). The correcting adjustments have now been made with the following impact on the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005:

•	Trade accounts payable as of December 31, 2005 has been increased by Rmb 167.8 million (US$20.8 million),

•	Inventories, net as of December 31, 2005 has been increased by Rmb 45.1 million (US$5.6 million), and

•	Cost of goods sold for the year ended December 31, 2005 has been increased by Rmb 122.7 million (US$15.2 million).

Other Adjustments

During the course of finalizing the Rmb 167.8 million Adjustment, the Company’s management identified certain other accounting errors that were not previously known. The Company’s management has decided to correct these other accounting errors as well as the previously known immaterial uncorrected audit adjustments

Form 20-F/A (Amendment No. 1)

pertaining to its 2005 consolidated financial statements. Appropriate correcting adjustments have been made and are reflected in the restated 2005 consolidated financial statements of the Company. The net impact of these other adjustments and the effects on income taxes and minority interests for all correcting adjustments, including the Rmb 167.8 million Adjustment, is an increase in the Company’s previously reported consolidated net income for the year ended December 31, 2005 by approximately Rmb 21.9 million (US$2.7 million).

1.	Taxes. As a result of an audit by the local tax authority, it was determined that Yuchai had incorrectly calculated its VAT liability and that an additional Rmb 8.3 million of VAT was owed by Yuchai. It was also determined that Yuchai had under-provided for its income tax recoverable by Rmb 2.5 million for the year ended December 31, 2005. The correcting adjustments have been made to the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005.

2.	Provision for bonuses. In 2005, Yuchai did not reach its stated targets to trigger the payment of bonuses. However, even though stated bonus targets had not been reached, Yuchai recognized accrued bonuses in its previously issued financial statements. Subsequently, the Compensation Committee approved bonus amounts that were lower than the previously recognized amounts. Accordingly, the excess bonus in the amount of Rmb 6.2 million that Yuchai had recognized has now been reversed. In addition, it was determined that there was an over-payment of bonuses in the amount of Rmb 3.7 million. This amount represents the amount to be recovered from the recipients of the bonuses, of which Rmb 3.0 million has already been returned to the Company. The correcting adjustments have been made to the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005.

3.	Depreciation of fixed assets. The Company’s management discovered that certain fixed assets of Yuchai continued to be depreciated even though their net book values had been reduced to zero. This resulted in an over-depreciation of Rmb 6.6 million. This over-depreciation has been reversed to correct the error. The correcting adjustments have been made to the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005.

4.	Volume discounts. Yuchai provides discounts to those customers who meet previously-agreed volumes and whose accounts receivable with Yuchai at the year-end meet certain criteria. The Company’s management discovered that for some of Yuchai’s customers, discounts earned for 2005 in the amount of Rmb 12.7 million had not been recognized in Yuchai’s 2005 financial statements. The correcting adjustments have been made to the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005.

5.	Impairment of fixed assets. The Company’s management discovered that certain fixed assets of Yuchai were idle or other factors existed that suggested that the recovery of their respective carrying values may have been impaired. Upon further evaluation, it was determined that a provision for impairment of Rmb 4.9 million was required. The correcting adjustments have been made to the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005.

In addition, with respect to certain fixed assets of Yuchai that continued to be held and used, the Company’s management corrected the residual value and remaining useful life assumptions for such fixed assets. These assumptions have been updated effective January 1, 2005, which resulted in an additional depreciation expense of Rmb 6.5 million. The correcting adjustments have been made to the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005.

6.	Other Accounts Payable Adjustment for GRIR balance. Other adjustments have been made to the GRIR balance at December 31, 2005, which represents the amounts payable for goods received in 2005 but for which invoices had not been received at December 31, 2005, based on suppliers’ invoices that were subsequently received by the Company. The correcting adjustments have been made to the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005. This adjustment has resulted in an increase in the Company’s previously reported consolidated earnings before income taxes and minority interests for 2005 by approximately Rmb 4.8 million.

Form 20-F/A (Amendment No. 1)

7.	Previously Known Unadjusted Audit Adjustments. The Company’s management has also decided to correct previously known immaterial uncorrected audit adjustments pertaining to the 2005 consolidated financial statements. The net impact of these adjustments is a decrease in the Company’s previously reported consolidated earnings before income taxes and minority interests for the year ended December 31, 2005 by approximately Rmb 4.6 million.

8.	Effect on Income Taxes and Minority Interests. As a result of the above corrections, including the Rmb 167.8 Adjustment, certain adjustments were made to reflect their impact on income taxes, which was Rmb 8.2 million (US$1 million) and minority interests, which was Rmb 30.8 million (US$3.8 million), in the Company’s 2005 consolidated financial statements.

Summary

As a result of all these adjustments, the Company’s consolidated financial results have been restated to report a net loss of Rmb 32.3 million (US$4.0 million) instead of the previously reported net income of Rmb 68.5 million (US$8.5 million).

Overview

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

Form 20-F/A (Amendment No. 1)

Although demand for commercial vehicles in China declined by approximately 1.0% in 2005, the Company’s net revenues in 2005 increased by 4.2% to Rmb 5,816.7 million (US$720.8 million) compared to Rmb 5,582.1 million in 2004. This increase was primarily a result of higher unit sales of the 4-Series light-duty diesel and industrial engines. The Company had a loss before minority interests of Rmb 35.2 million (US$4.4 million) in 2005 compared to income before minority interests of Rmb 648.7 million in 2004. The decrease in income before minority interests was primarily due to reduced gross margins, higher selling, general and administrative expenses, and compounded by the specific provision made of Rmb 203.0 million (US$25.1 million) for non-trade loans to a related party (see also Note 5 to the Company’s Consolidated Financial Statements). Sales of the 6108 medium-duty and 6112 heavy-duty engines accounted for 13.9% and 13.5%, respectively, of the Company’s net revenues in 2005. Sales of the 6L and 6M heavy-duty diesel engines accounted for 0.8% and 2.5%, respectively, of the Company’s net revenues in 2005. Due mainly to the credit tightening by banks in China, there are more customers buying the light-duty diesel engines and industrial engines because the coverage selling price of these light-duty diesel and industrial engines are lower than the medium and heavy-duty engines.

In 2005, the Company continued its efforts to control production costs and operating expenses. However, a large portion of the Company’s costs and expenses relate to fixed costs incurred in connection with the production of its diesel engines, which limits the Company’s ability to significantly reduce its costs and expenses. The Company’s cost of goods sold mainly includes cost of materials consumed, factory overhead, direct labor and depreciation. The Company analyzes its cost of goods sold based on its cost of manufacturing for each period. Cost of manufacturing for each period equals cost of goods sold for the period plus or minus the change in period end finished goods inventory. In 2005, cost of materials consumed accounted for approximately 84.4% of the cost of manufacturing. The Company’s selling, general and administrative, or SG&A, expenses include advertising expenses, provision for doubtful accounts, salaries and wages, freight charges, sales commission expenses and a large number of smaller expenses.

The Company had effective income tax rates of 16.2% and 14.0% in 2003 and 2004, respectively. In 2005, the Company had income tax expense of Rmb 10.1 million (US$1.3 million) comprising current tax expense of Rmb 30.2 million (US$3.7 million), offset by a deferred tax credit of Rmb 20.1 million (US$2.5 million). Yuchai was subject to PRC income tax at a rate of 24.0% of its income determined in accordance with PRC GAAP in 1993 prior to the restructuring. After becoming a Sino-foreign joint stock company, it was exempt from PRC income tax in 1994 and 1995. Under current laws, Yuchai is subject to PRC income tax at a rate of 7.5% for each of the three years from 1996 to 1998 and a rate of 10.0% for each of the three years from 1999 to 2001. Since January 1, 2002, Yuchai is subject to tax at a rate of 15.0% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law. In addition to the PRC income tax, Yuchai has been subject to value-added taxes on its sales since January 1, 1994. Dividends received by the Company from Yuchai can be remitted from China without any PRC taxation under current Chinese law. See “Item 10. Additional Information — Taxation — People’s Republic of China Taxation”.

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

Form 20-F/A (Amendment No. 1)

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

Form 20-F/A (Amendment No. 1)

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

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2005 are summarized as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	158,075	94,423	107,457	13,315
Add: Charged to consolidated statements of operations	—	13,034	25,587	3,171
Less: Written back to consolidated statements of operations	(493)	—	—	—
Doubtful debts written off	(63,159)	—	(63,997)	(7,930)

Balance at end of year	94,423	107,457	69,047	8,556

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

Form 20-F/A (Amendment No. 1)

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

Changes in the accrued product warranty liability for each of the years in the three-year period ended December 31, 2005 are summarized as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	66,864	101,215	126,114	15,627
Add: Provision charged to consolidated statements of operations	162,369	190,205	179,184	22,203
Less: Amounts utilized	(128,018)	(165,306)	(163,172)	(20,219)

Balance at end of year	101,215	126,114	142,126	17,611

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

Form 20-F/A (Amendment No. 1)

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

The Company has conducted a review on the conditions of the property, plant and equipment. In 2003, management identified that certain property, plant and equipment would no longer be used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to estimated fair value. Since there was no active second hand resale market for these items relating to property, plant and equipment, management has adopted the discounted cash flow model to determine their fair value. An impairment loss of Rmb 12.4 million has been charged to the consolidated statement of operations in 2003 under selling, general and administrative expense. In 2004, the Company did not identify any circumstances indicating that the carrying value of the property, plant and equipment may not be recoverable, and hence no impairment loss was recognized. In 2005, it was determined that certain fixed assets of Yuchai were idle or other factors existed that suggested that the recovery of their respective carrying values may have been impaired. An impairment loss of Rmb 4.9 million (US$0.6 million) has been charged to the consolidated statement of operations in 2005 under selling, general and administrative expense.

Form 20-F/A (Amendment No. 1)

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

Form 20-F/A (Amendment No. 1)

Results of Operations

The following table sets forth the percentages of net revenues of certain income and expense items of the Company for the last three fiscal years ended December 31, 2003, 2004 and 2005, respectively:

	Percentage of Net Revenues Year Ended December 31,
	2003	2004	2005
			Restated
Revenues, net	100.0%	100.0%	100.0%
Cost of goods sold	69.9%	71.8%	80.3%
Gross profit	30.1%	28.2%	19.7%
Research and development costs	2.1%	2.5%	2.1%
Selling, general and administrative expenses	12.3%	11.8%	13.6%
Provision for uncollectible loans to a related party	—	—	3.5%
Operating income	15.8%	14.0%	0.4%
Interest expense	0.5%	0.6%	1.2%
Other (expenses)/income, net	0.0%	0.1%	0.4%
Earnings / (loss) before income taxes and minority interests	15.2%	13.5%	(0.4)%
Income taxes	2.5%	1.9%	(0.2)%
Income / (loss) before minority interests	12.8%	11.6%	(0.6)%
Minority interests in income of consolidated subsidiaries	3.2%	2.8%	0.1%
Net income / (loss)	9.6%	8.8%	(0.6)%

2005 Compared to 2004

Net revenue increased by 4.2% to Rmb 5,816.7 million (US$720.8 million) in 2005 compared to Rmb 5,582.1 million in 2004. The increase in net revenue was primarily due to higher sales volume arising from more aggressive marketing programs. Unit sales of diesel engines increased by 11.4% to 230,228 units in 2005 from 206,628 units in 2004 and this unit sales increase came mainly from higher sales of the 4-Series light-duty diesel engines and 6105 medium-duty diesel engines. In 2005, net revenues of the 4-Series light-duty diesel engines increased by approximately 31.0% and net revenues of the 6105 medium-duty engines increased by approximately 52.6% as compared to 2004.

Cost of goods sold increased by 16.6% to Rmb 4,673.4 million (US$579.1 million) in 2005 from Rmb 4,006.9 million in 2004, and increased as a percentage of net revenues to 80.3% in 2005 from 71.8% in 2004. Cost of manufacturing increased by 18.4 % to Rmb 4,517.0 million (US$559.8 million) in 2005 from Rmb 3,816.7 million in 2004, and increased as a percentage of net revenue to 77.7% in 2005 from 68.4% in 2004. Cost of materials consumed included in costs of manufacturing increased by 20.6% to Rmb 3,812.4 million (US$472.4 million) in 2005 from Rmb 3,159.9 million in 2004 (due to higher production during 2005, while cost of materials consumed as a percentage of net revenue increased to 65.5% in 2005 from 56.6% in 2004. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing decreased by 2.4% to Rmb 409.0 million (US$50.7 million) in 2005 from Rmb 419.2 million in 2004, due to lower variable factory expenses. The factory overhead as a percentage of net revenue decreased to 7.0% in 2005 from 7.5% in 2004. Depreciation included in cost of manufacturing increased to Rmb 90.4 million (US$13.7 million) from Rmb 84.9 million in 2004. Depreciation as a percentage of net revenue increased to 1.6% in 2005 from 1.5% in 2004.

Gross profit decreased by 27.4% to Rmb 1,143.4 million (US$141.7 million) in 2005 from Rmb 1,575.2 million in 2004. Gross profit margin (gross profit divided by net revenue) decreased to 19.7% in 2005 compared to 28.2% in 2004, reflecting a shift in the sales mix whereby the gross margin for the 4-Series and industrial engines were lower than margins historically achieved for both medium and heavy-duty engines.

Form 20-F/A (Amendment No. 1)

SG&A expenses (excluding research and development) increased by 20.5% to Rmb 793.2 million (US$98.3 million) in 2005 from Rmb 658.3 million in 2004 and increased as a percentage of net revenue from 11.8% in 2004 to 13.6% in 2005. This increase in SG&A was primarily due to the increase in sales, legal and professional costs and allowance for doubtful accounts on trade accounts receivable. Research and development expenses decreased to Rmb 123.8 million (US$15.3 million) in 2005 from Rmb 137.0 million in 2004. Advertising expenses included in SG&A decreased by 7.0% to Rmb 45.3 million (US$5.6 million) in 2005 from Rmb 48.7 million in 2004. Advertising expenses as a percentage of net revenue decreased to 0.8% in 2005 from 0.9% in 2004. Sales commission expenses included in SG&A expenses increased by 239.7% to Rmb 39.4 million (US$4.9 million) in 2005 from Rmb 11.6 million in 2004. Sales commission expenses as a percentage of net revenues increased to 0.7% in 2005 from 0.2% in 2004. The decrease in advertising is mainly due to lower spending on television and road signboard advertising. The increase in sales commissions is mainly due to higher commission given to promote the sales of new products such as 6L and 6M heavy duty diesel engines.

Included in the 2005 income statement is a provision for non-trade loans to a related party of Rmb 203.0 million (US$25.1 million). See Note 5 to the Company’s Consolidated Financial Statements. Salaries and wages as a percentage of net revenues was 7.9% in 2005 and 7.4% in 2004. As a result of the foregoing, profits from operations decreased to Rmb 26.0 million (US$3.2 million) in 2005 compared to Rmb 779.9 million in 2004.

Interest expenses increased by 122.1% to Rmb 70.5 million (US$8.7 million) in 2005 from Rmb 31.8 million in 2004, primarily due to increase in bank borrowings.

Loss before income taxes and minority interests in 2005 was Rmb 25.1 million (US$3.1 million), as compared to a profit of Rmb 753.9 million in 2004. Income tax expense in 2005 was Rmb 10.1 million (US$1.3 million) compared to income tax expense of Rmb 105.2 million in 2004. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2004 and 2005. The effective tax rates of Yuchai were 14.0% and 40% for 2004 and 2005 respectively. The increase in the effective tax rate for 2005 was primarily due to additional non-deductible expenses for tax purposes.

As a result of the foregoing factors, the Company had a loss before minority interests of Rmb 35.2 million (US$4.4 million) in 2005 compared to income before minority interests of Rmb 648.7 million in 2004, and a net loss of Rmb 32.3 million (US$4.0 million) in 2005 compared to a net income of Rmb 491.4 million in 2004.

As described above, a provision of Rmb 203.0 million (US$25.1 million) has been made for non-trade loans to a related party. Excluding the impact of this provision, the Company’s net income for the year ended December 31, 2005 would be Rmb 170.7 million (US$21.1 million).

2004 Compared to 2003

Net revenue increased by 22.1% to Rmb 5,582.1 million in 2004 compared to Rmb 4,570.0 million in 2003. The increase in net revenue was primarily due to higher sales volume arising from more aggressive marketing programs. Unit sales of diesel engines increased by 20.0% to 206,628 units in 2004 from 172,219 units in 2003 and this unit sales increase came mainly from higher sales of the 4-Series light-duty diesel engines and 6112 heavy-duty diesel engines. In 2004, net revenues of the 4-Series light-duty diesel engines increased by approximately 54% and net revenues of the 6112 heavy-duty engines increased by approximately 20% as compared to 2003.

Cost of goods sold increased by 25.5% to Rmb 4,006.9 million in 2004 from Rmb 3,192.8 million in 2003, and increased as a percentage of net revenues to 71.8% in 2004 from 69.9% in 2003. Cost of manufacturing increased by 27.5% to Rmb 3,816.7 million in 2004 from Rmb 2,993.7 million in 2003, and increased as a

Form 20-F/A (Amendment No. 1)

percentage of net revenue to 68.4% from 65.5% in 2003. Cost of materials consumed in costs of manufacturing increased by 27.4% to Rmb 3,159.9 million in 2004 from Rmb 2,479.9 million in 2003 (due to higher production throughput during 2004), while cost of materials consumed as a percentage of net revenue increased to 56.6% in 2004 from 54.3% in 2003. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing increased by 118.4% to Rmb 419.2 million in 2004 from Rmb 191.9 million in 2003, due to higher variable factory expenses (such as utilities) arising from higher diesel engine production in 2004. The factory overhead as a percentage of net revenue similarly increased to 7.5% for 2004 and 4.2% for 2003. Depreciation included in cost of manufacturing decreased to Rmb 84.9 million from Rmb 88.7 million in 2003. Depreciation as a percentage of net revenue decreased to 1.5% in 2004 from 1.9% in 2003.

Gross profit increased by 14.4% to Rmb 1,575.2 million in 2004 from Rmb 1,377.2 million in 2003. Gross profit margin (gross profit divided by net revenue) decreased to 28.2% in 2004 compared to 30.1% in 2003, reflecting a shift in the sales mix whereby the gross margin for the 4-Series and industrial engines were lower than margins historically achieved for both medium and heavy-duty engines.

SG&A expenses (excluding research and development) increased by 17.3% to Rmb 658.3 million in 2004 from Rmb 561.2 million in 2003 and decreased as a percentage of net revenue from 12.3% in 2003 to 11.8% in 2004. This increase in SG&A was primarily due to the increase in sales. Research and development expenses increased to Rmb 137.0 million in 2004 from Rmb 94.6 million in 2003. Such increased expenses were primarily due to the development of the 6L engines and Euro II compliance. Advertising expenses included in SG&A increased by 18.8% to Rmb 48.7 million in 2004 from Rmb 41.0 million in 2003. Advertising expenses as a percentage of net revenue decreased to 0.9% in 2004 from 0.90% in 2003. Sales commission expenses included in SG&A expenses decreased by 30.5% to Rmb 11.6 million in 2004 from Rmb 16.7 million in 2003. Sales commission expenses as a percentage of net revenues decreased to 0.2% in 2004 from 0.4% in 2003. The increase in advertising and decrease in sales commission expenses reflected primarily higher costs incurred for the promotion of the 6L and 6M engines in 2004 and the change in Yuchai’s promotion strategies by offering lower selling prices to customers rather than through sales commission paid to its sales agents. Salaries and wages as a percentage of net revenues was 7.4% in 2004 and 7.5% in 2003. In 2003, management identified that certain property, plant and equipment were no longer used in production due to the introduction of new environmental regulations in 2003. These changes required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets was therefore reduced to estimated fair value. Impairment loss of Rmb 12.4 million has been charged to income statements in 2003. In 2004, the Company has not identified circumstances which indicate that the carrying value of the property, plant and equipment may not be recoverable, hence no impairment loss was recognized. As a result of the foregoing, profits from operations increased to Rmb 779.9 million in 2004 compared to Rmb 721.4 million in 2003.

Interest expenses increased by 34.7% to Rmb 31.8 million in 2004 from Rmb 23.6 million in 2003, primarily due to increase in bank borrowings.

Income before income taxes and minority interests in 2004 was Rmb 753.9 million, as compared to Rmb 696.9 million in 2003. Income tax expenses in 2004 was Rmb 105.2 million compared to income tax expenses of Rmb 112.9 million in 2003. Yuchai was subject to PRC income tax at a rate of 10.0% in 2000 and 2001, and 15.0% in 2002, 2003 and 2004.

As a result of the foregoing factors, the Company had income before minority interests of Rmb 648.7 million in 2004 compared to Rmb 584.0 million in 2003, and net income of Rmb 491.4 million in 2004 compared to Rmb 438.2 million in 2003.

Form 20-F/A (Amendment No. 1)

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

As of December 31, 2005, the Company had approximately Rmb 736.2 million (US$91.2 million) in cash on a consolidated basis. The Company believes that if the Company is considered on a stand alone basis without its investment in Yuchai, the Company would find it difficult to raise new capital (either debt or equity) on its own.

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

Net cash flow provided by operating activities decreased by Rmb 346.9 millions between 2004 and 2005. The decrease was principally caused by an increase in inventories, net of Rmb 321.9 million, due to stocking up at the end 2005 to meet expected higher sales in 2006. In addition, the decrease in net cash from operating activities was also partly attributed to increase in trade accounts receivables, net of Rmb 303.3 million and increase in amount due from related companies of Rmb 115.1 million. In addition, there was an increase in trade accounts payable in 2005 of Rmb 710.7 million arising from increased business activities from higher production. Net cash used in investing activities decreased by Rmb 76.2 million in 2005, principally due to repayment of Rmb 205.0 million of loans from a related company and increased in purchased of investments of Rmb 161.4 million. The Rmb 205.0 million loan repaid by the related company (YMLC) was subsequently re-loaned to the same company (see also Note 5 to the Company’s Consolidated Financial Statements appearing elsewhere herein). Net cash provided by financing activities increased by Rmb 198.3 million in 2005, mainly due to net increase in net proceeds from bank terms loans of Rmb 1,238.2 million, proceeds from 2% convertible bonds of Rmb 206.9 million and offset by the dividend payment of Rmb 120.3 million made in 2005.

Form 20-F/A (Amendment No. 1)

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

The Company’s working capital as of December 31, 2005 was Rmb 823.3 million compared to Rmb 1,402.2 million as of December 31, 2004. The decrease in working capital was primarily due to the increase of accounts payable by 65.2% to Rmb 1,800.4 million, with higher volume of raw materials and components purchased to meet expected higher sales in 2006. In addition, the increase in total current liabilities was also partly due to increase in borrowings of Rmb 482.8 million. As of December 31, 2005, the Company had long-term debt, including current installments, totaling Rmb 150.0 million, of which Rmb 100.0 million will mature in 2006. The Company had current debt totaling Rmb 812.8 million as of December 31, 2005.

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

Form 20-F/A (Amendment No. 1)

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

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2005:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in Rmb millions)
Short-term debt	913	913	—	—	—
Long-term debt	50	—	50	—	—
Purchase Obligations regarding capital expenditure	214	214	—	—	—
Lease Commitments	6	3	3	—	—

Total	1,183	1,130	53	—	—

Subsequent to December 31, 2005, the Company entered into a number of contractual arrangements that result in additional cash obligations or contingent cash obligations (see Note 34 to the Consolidated Financial Statements).

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

Form 20-F/A (Amendment No. 1)

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

Recently Issued Accounting Standards

Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 47

In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ended after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Company’s financial condition and consolidated statements of operations.

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

Form 20-F/A (Amendment No. 1)

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

Form 20-F/A (Amendment No. 1)

SFAS No. 123 (revised 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company adopted this statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The initial adoption of this statement will not have any effect on the Company’s 2006 consolidated financial statements.

Research and Development

The Company has committed substantial resources to continually improve the technology of its products. The Company’s internal development effort focuses primarily on improving manufacturing processes and adapting foreign technology to the Chinese market. In addition, the Company plans to continue to acquire advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2005, the Company employed over 1,445 engineers, approximately 267 of whom were devoted to research and development, product enhancement and new designs. In 2003, 2004 and 2005, the Company spent approximately Rmb 94.6 million, Rmb 137.0 million and Rmb 123.8 million (US$15.3 million), respectively, on research and development. The Company believes that it has been able to control to some extent the increase of research and development expenses due to the relatively low salary levels of engineers in China.

Form 20-F/A (Amendment No. 1)

PART II

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

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

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Group Financial Controller*, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, the Company’s Chief Executive Officer and Group Financial Controller concluded that as a result of the restatement described in this Form 20-F/A and below, as of the end of the period covered by this Form 20-F/A, the Company’s disclosure controls and procedures were not effective.

The Company has restated its previously issued consolidated financial statements for the year ended December 31, 2005. The restatement was the result of errors relating to the accounts of Yuchai, relating primarily to an understatement of accounts payable of approximately Rmb 167.8 million (approximately US$20.8 million) by Yuchai for the year ended December 31, 2005. The review of the accounting error pertaining to accounts payable was conducted by the Company’s Audit Committee, assisted by independent counsel and independent forensic consultants. As a result of this process, the Company’s management and the Audit Committee identified errors in Yuchai’s adjustments of its accounts payable in its attempts to reconcile with Yuchai’s then-new accounting systems. In connection with their review, the Audit Committee made the following key conclusions:

1.	The adjustment of accounts payable in the amount of approximately Rmb 167.8 million was made in error but was not the result of: (a) any fraud or intentional wrongdoing on the part of any employee of the Company or Yuchai; or (b) any plan to intentionally inflate the profits. There was evidence that lower level Yuchai employees became aware that the adjustment was made in error but either did not understand the significance of the error or did not elevate their concerns to a higher level at Yuchai, where the issue could have been properly addressed. There was a similar lack of communication between employees at Yuchai and the Company regarding this adjustment. Finally, there was a failure among employees of the Company to communicate properly with respect to the filing of the Company’s Form 12b-25 for the year ended December 31, 2006 on July 2, 2007. The Company and Yuchai are addressing each of the problems associated with the failures of communication regarding important accounting and other issues.

2.	The Audit Committee, based on the investigation, made recommendations to the Board of Directors of the Company in order to prevent such an occurrence again. The recommendations include changes to be made to the Company’s controls and procedures to improve their effectiveness, improve communication flow, clarifying the roles and responsibilities of Yuchai’s finance staff, training for Yuchai finance staff, and increase resources at the Company and Yuchai.

In the previously filed Annual Report on Form 20-F for the year ended December 31, 2005, the Company had disclosed the following:

In connection with the Company’s recent business expansion and diversification plan, the Company has made minority equity investments in TCL and LKN, as described elsewhere in this Annual Report.

Form 20-F/A (Amendment No. 1)

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

Internal Control over Financial Reporting

In connection with the audit of the restated 2005 consolidated financial statements, the Company’s management and audit committee were informed of the following material weaknesses* in its internal control over financial reporting for the period covered by this Form 20-F/A. Based on the existence of the material weaknesses in internal control over financial reporting described below, the Company’s management has concluded that as of the end of the period covered by this Form 20-F/A, the Company’s internal control over financial reporting was not effective.

GRIR balance

Yuchai and the Company failed to timely identify and reconcile the original difference between the GRIR balance, which represents the amount payable for goods received but for which invoices have not been received, based on the SAP system and the GRIR balance based on manual compilation of the Goods Received Notes, which are internal documents prepared by Yuchai upon the receipt of goods for which invoices have not been received evidencing that the goods have been received in good condition and accurate quantity. In addition, management did not address the issue in a timely manner once the error became known.

Sales Discounts Calculations

Yuchai provides sales discounts to those customers who meet previously-agreed volumes and whose accounts receivable with the Company at the year-end meet certain criteria. Yuchai’s management incorrectly calculated the sales discounts. The employees calculating the sales discounts did not have adequate knowledge of the sales contracts’ terms and the Yuchai’s policy on granting sales discounts. In addition, there was a lack of detailed review of the sales discounts’ calculation by a person with adequate knowledge of US GAAP and a lack of supporting documents for departures from previously-agreed volumes and criteria.

Remediation Measures

To remediate the above mentioned weaknesses, the Company and Yuchai have implemented some of the recommendations of the Audit Committee, namely:

•

Increase resources: The Company has, since late 2007, appointed its own dedicated Chief Financial Officer, General Counsel and Group Financial Controller, each of whose sole responsibilities relate to the Company. In addition, Yuchai has effected changes in personnel in its finance department as a measure to prevent such an occurrence again; and

*	A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Form 20-F/A (Amendment No. 1)

•

Clarifying roles and responsibilities and training for the members of the staff – The Chairman of Yuchai has agreed to improve professional training of all its employees, provide training courses on the SAP system as well as provide clarity on the role and responsibility of each member of the staff.

The Company is in the process of implementing the other recommendations of the Audit Committee to improve the overall effectiveness of its disclosure controls and procedures.

The Company has put in place procedures to ensure that sales discounts calculations are properly computed and recorded, and Yuchai is in the process of formalizing and documenting such procedures.

The Company’s management performed analysis and procedures to ensure that the consolidated financial statements included in this Form 20-F/A were prepared in accordance with generally accepted accounting principles. Accordingly, the Company’s management believes that the consolidated financial statements included in this Form 20-F/A fairly present in all material respects the Company’s consolidated financial position, results of operations and cash flows for the periods presented.

For future financial periods and to enhance the Company’s internal control over financial reporting, management plans to review and make necessary changes to the overall design of the Company’s internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting. If unremediated, these material weaknesses have the potential to result in the Company’s failure to prevent or detect misstatements in its financial statements in future financial periods.

With respect to TCL, since the filing of the previously filed Annual Report on Form 20-F for the year ended December 31, 2005, as a result of the measures described above, the situation has been remedied and the Company has not experienced any significant delays in timely collating the integration of financial information from TCL management for any period since December 31, 2005.

Management’s Assessment on Internal Control over Financial Reporting for 2006

While not required as of December 31, 2005, Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company’s management to assess the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 and to include management’s report on internal control over financial reporting in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006. Although such assessment by the Company’s management is continuing, the Company’s management currently expects to disclose one or more material weaknesses in its internal control over financial reporting and conclude that the Company’s internal control over financial reporting was not effective as of December 31, 2006. If any additional material weaknesses are identified, the Company will make public disclosure at the appropriate time and take action to remediate them as soon as practicable.

Changes in internal control over financial reporting

Except as described in this Form 20-F/A, there were no adverse changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F/A that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 20-F/A (Amendment No. 1)

PART III

ITEM 18. FINANCIAL STATEMENTS.

Index to Financial Statements

China Yuchai International Limited

ITEM 19. EXHIBITS.

Exhibits to this Annual Report:

1.1	Memorandum of Association of China Yuchai International Limited or the Registrant (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed by the Registrant on December 8, 1994 (File No. 33-86162), or the Form F-1).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment no. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-013522), or Form 20-F FY2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited, or Yuchai, and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162)).

Form 20-F/A (Amendment No. 1)

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form F-1, filed by the Registrant on December 15, 1994 (File No. 33-86162)).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File no. 33-86162)).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994 with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment Agreement, dated September 5, 2003, between Yuchai and Wang Jianming (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004 (the “Form 20-F FY2003”).

4.10	Form of indemnification agreement entered into by the Company with each of Wrixon Frank Gasteen, Gao Jia Lin, Gan Khai Choon, Raymond C. K. Ho, Kwek Leng Peck, Liu Chee Ming, Wong Hong Ren, Philip Ting Sii Tien, Lim Poh Lea, Sheila Murugasu, Teo Tong Kooi, Neo Poh Kiat and Tan Aik-Leang (incorporated herein by reference to the Form 20-F FY2003).

4.11	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.12	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.13	Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed by the Registrant on August 8, 2006).

12.1*	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1*	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm. (Filed herewith)

Form 20-F/A (Amendment No. 1)

*	As announced on March 20, 2008, Mr. Hoh Weng Ming was appointed Chief Financial Officer of the Company with effect from May 1, 2008 in place of Mr. Ho Tuck Chuen who resigned due to health reasons. Mr. Lai Seng Fatt, who was appointed to the position of Group Financial Controller of the Company in January 2008 from his position of finance manager at GPac Technology (S) Pte Ltd, a subsidiary of Hong Leong Asia, worked closely with Mr. Ho Tuck Chuen on, and has been performing the function of senior financial officer responsible for, the matters described in this Form 20-F/A. It is therefore believed by the Company that the Section 302 and Section 906 certifications required to be signed by the Chief Financial Officer should accordingly be signed by Mr. Lai Seng Fatt.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

Form 20-F/A (Amendment No. 1)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 1 to the Annual Report on Form 20-F/A for the year ended December 31, 2005 to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ TEO TONG KOOI
Name:	Teo Tong Kooi
Title:	President and Director

Date: May 30, 2008

Form 20-F/A (Amendment No. 1)

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association of China Yuchai International Limited, or the Registrant (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed by the Registrant on December 8, 1994 (File No. 33-86162), or the Form F-1).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-13522), or Form 20-F FY2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited, or Yuchai, and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162)).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte. Ltd., Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form F-1, filed by the Registrant on December 15, 1995 (File No. 33-86162)).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

Form 20-F/A (Amendment No. 1)

Exhibit Number	Description of Exhibit
4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between (i) the Registrant, (ii) China Everbright Holdings Company Limited and (iii) Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Investment and Shareholders’ Agreement between CACG Limited IV and Guangxi Yuchai Machinery Company Limited, dated July 14, 1994 with a First Amendment dated September 5, 1994 (incorporated herein by reference to the Form F-1).

4.9	Employment Agreement, dated September 5, 2003, between Yuchai and Wang Jianming (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004 (the “Form 20-F FY2003”).

4.10	Form of indemnification agreement entered into by the Registrant with each of Wrixon Frank Gasteen, Gao Jia Lin, Gan Khai Choon, Raymond C. K. Ho, Kwek Leng Peck, Liu Chee Ming, Wong Hong Ren, Philip Ting Sii Tien, Lim Poh Lea, Sheila Murugasu, Teo Tong Kooi, Neo Poh Kiat and Tan Aik-Leang (incorporated herein by reference to the Form 20-F FY2003).

4.11	Agreement between the Company and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.12	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.13	Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed by the Registrant on August 8, 2006).

12.1*	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1*	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm. (Filed herewith)

*	As announced on March 20, 2008, Mr. Hoh Weng Ming was appointed Chief Financial Officer of the Company with effect from May 1, 2008 in place of Mr. Ho Tuck Chuen who resigned due to health reasons. Mr. Lai Seng Fatt, who was appointed to the position of Group Financial Controller of the Company in January 2008 from his position of finance manager at GPac Technology (S) Pte Ltd, a subsidiary of Hong Leong Asia, worked closely with Mr. Ho Tuck Chuen on, and has been performing the function of senior financial officer responsible for, the matters described in this Form 20-F/A. It is therefore believed by the Company that the Section 302 and Section 906 certifications required to be signed by the Chief Financial Officer should accordingly be signed by Mr. Lai Seng Fatt.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. We agree to furnish a copy of any such instrument to the SEC upon request.

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(With Report of Independent Registered Public Accounting Firm)

Form 20-F/A (Amendment No. 1)

R EPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

China Yuchai International Limited

We have audited the accompanying consolidated balance sheets of China Yuchai International Limited (the “Company”) and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As further described in Note 2A to the consolidated financial statements, the consolidated financial statements of the Company as of and for the year ended December 31, 2005 have been restated for the correction of certain accounting errors.

As described in Note 5 to the consolidated financial statements, the Company recognized a provision for uncollectible loans to a related party in the amount of Rmb 203 million as of December 31, 2005. Further, as described in Note 34 to the consolidated financial statements, the Company entered into certain material transactions subsequent to December 31, 2005.

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

/s/    KPMG

Certified Public Accountants

Hong Kong,

August 4, 2006, except as to Note 2A which is as of May 15, 2008

Form 20-F/A (Amendment No. 1)

C HINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Rmb and US$ amounts expressed in thousands, except per share data)

		Years ended December 31,
	Note	2003	2004	2005	2005
		Rmb	Rmb	Rmb	US$
				Restated (Note 2A)
Revenues, net(a), (1)	3(k), 27, 28, 33, 2A	4,569,950	5,582,095	5,816,740	720,768
Cost of goods sold(a)	4, 27, 2A	(3,192,794)	(4,006,886)	(4,673,357)	(579,088)

Gross profit		1,377,156	1,575,209	1,143,383	141,680

Research and development costs	3(m), 2A	(94,594)	(136,960)	(123,793)	(15,340)
Selling, general and administrative expenses(a)	3(m), 4, 14, 27, 2A	(561,151)	(658,320)	(793,153)	(98,282)
Provision for uncollectible loans to a related party	5, 2A	—	—	(202,950)	(25,148)
Gain on transfer of lease prepayment to a related party	27	—	—	2,533	314

Operating income		721,411	779,929	26,020	3,224

Interest expense	3(s), 6, 28	(23,624)	(31,757)	(70,527)	(8,739)
Equity in losses of affiliates	2A	—	—	(6,032)	(747)
Other (expenses)/income, net(a)	7, 2A	(881)	5,682	25,449	3,153

Earnings/(loss) before income taxes and minority interests		696,906	753,854	(25,090)	(3,109)

Income taxes	8, 2A	(112,924)	(105,165)	(10,148)	(1,257)

Income/(loss) before minority interests		583,982	648,689	(35,238)	(4,366)

Minority interests in income (loss) of consolidated subsidiaries	2A	(145,800)	(157,292)	2,947	365

Net income/(loss)		438,182	491,397	(32,291)	(4,001)

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

		Years ended December 31,
	Note	2003	2004	2005	2005
		Rmb	Rmb	Rmb	US$
				Restated (Note 2A)
Net earnings (loss) per common share
Basic	3(l), 2A	12.40	13.90	(0.89)	(0.11)

Diluted	3(l), 2A	12.40	13.90	(0.89)	(0.11)

Weighted average number of shares
Basic	3(l)	35,340,000	35,340,000	36,459,635	36,459,635

Diluted	3(l)	35,340,000	35,340,000	36,459,635	36,459,635

See accompanying notes to consolidated financial statements.

(a)	Includes the following income and expenses resulting from transactions with related parties in addition to those indicated above (see Note 5 and 27)

	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
Revenues, net	24,957	4,537	7,646	947
Cost of goods sold	(93,056)	(250,549)	(425,141)	(52,680)
Selling, general and administrative expenses	(97,240)	(90,790)	(186,759)	(23,141)
Other (expenses)/income, net	—	—	11,922	1,477

Form 20-F/A (Amendment No. 1)

C HINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

(Rmb and US$ amounts expressed in thousands, except per share data)

		As of December 31,
	Note	2004	2005	2005
		Rmb	Rmb	US$
			Restated (Note 2A)
ASSETS

Current assets
Cash and cash equivalents		722,672	736,195	91,224
Trade accounts receivable, net	9, 18(a) , 2A	875,565	1,178,853	146,075
Amounts due from related parties	10, 27	85,614	233,188	28,895
Loans to a related party	5, 2A	205,000	2,050	254
Loans to customers, net	11	—	7,904	979
Inventories, net	12, 2A	1,346,545	1,668,435	206,740
Prepaid expenses, net		58,565	138,322	17,140
Other receivables, net	13, 2A	115,414	135,652	16,809
Income taxes recoverable	2A	—	46,054	5,706
Deferred income taxes	8, 2A	69,704	85,351	10,576

Total current assets		3,479,079	4,232,004	524,398

Property, plant and equipment, net	14, 18(a), 2A	1,158,931	1,440,712	178,523
Construction in progress	15, 2A	379,035	456,752	56,597
Lease prepayments, net	16, 2A	74,767	69,328	8,591
Investments	17, 2A	7,053	191,048	23,673
Goodwill		212,636	212,636	26,348
Deferred income taxes	8, 2A	72,747	77,150	9,560

Total assets		5,384,248	6,679,630	827,690

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

		As of December 31,
	Note	2004	2005	2005
		Rmb	Rmb	US$
			Restated (Note 2A)
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	18(a)	430,000	812,835	100,721
Current installments of long-term bank loans	18(b)	—	100,000	12,391
Amount due to the holding company	27	4,143	4,301	533
Amounts due to related parties	10, 27, 2A	42,686	75,186	9,317
Trade accounts payable	2A	1,089,717	1,800,443	223,098
Income taxes payable		25,387	4,208	521
Accrued expenses and other liabilities	20, 2A	484,920	611,707	75,798

Total current liabilities		2,076,853	3,408,680	422,379

Long-term bank loans, excluding current installments	18(b)	100,000	50,000	6,196

Total liabilities		2,176,853	3,458,680	428,575

Minority interests		724,311	654,687	81,124

Stockholders’ equity

Common stock
Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 37,267,673 shares at December 31, 2005 (December 31, 2004: 35,340,000 shares)		30,349	31,945	3,958
Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2004 and 2005		—	—	—
Contributed surplus		1,486,934	1,692,251	209,691
Statutory reserves	22, 2A	266,229	266,586	33,033
Accumulated other comprehensive income		—	28,851	3,575
Retained earnings		699,572	546,630	67,734

Total stockholders’ equity		2,483,084	2,566,263	317,991
Commitments and contingencies	23, 24	—	—	—

Total liabilities and stockholders’ equity		5,384,248	6,679,630	827,690

See accompanying notes to consolidated financial statements.

Form 20-F/A (Amendment No. 1)

C HINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	Common stock	Contributed surplus	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total stockholders’ equity
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2003		30,349	1,486,934	170,806	473,814	—	2,161,903

2003
Net income		—	—	—	438,182	—	438,182
Transfer to statutory reserves	22	—	—	59,114	(59,114)	—	—
Dividend declared (US$2.08 per share)		—	—	—	(608,398)	—	(608,398)

Balance at December 31, 2003		30,349	1,486,934	229,920	244,484	—	1,991,687

2004
Net income		—	—	—	491,397	—	491,397
Transfer to statutory reserves	22	—	—	36,309	(36,309)	—	—

Balance at December 31, 2004		30,349	1,486,934	266,229	699,572	—	2,483,084

2005 (Restated Note 2A)
Net loss		—	—	—	(32,291)	—	(32,291)
Net unrealized appreciation in fair value of investment securities held by an affiliate, net of nil tax		—	—	—	—	38,869	38,869
Foreign currency translation adjustment, net of nil tax		—	—	—	—	(10,018)	(10,018)

Total comprehensive loss							(3,440)

Transfer to statutory reserves	22	—	—	357	(357)	—	—
Shares issued in connection with
— Conversion of 2% convertible debt, 1,927,673 shares	19	1,596	205,317	—	—	—	206,913
Dividend declared (US$0.39 per share)		—	—	—	(120,294)	—	(120,294)
Balance at December 31, 2005		31,945	1,692,251	266,586	546,630	28,851	2,566,263

Balance at December 31, 2005 (in US$)		3,958	209,691	33,033	67,734	3,575	317,991

See accompanying notes to consolidated financial statements.

Form 20-F/A (Amendment No. 1)

C HINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
Cash provided by operating activities

Net income (loss)	438,182	491,397	(32,291)	(4,001)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
— Depreciation and amortization of property, plant and equipment, and lease prepayments	125,519	132,789	144,672	17,927
— Provision for uncollectible loans to a related party	—	—	202,950	25,148
— Impairment of property, plant and equipment	12,405	—	—	—
— Loss on disposal of property, plant and equipment	3,359	12,998	10,474	1,298
— Gain on transfer of land use rights to a related party	—	—	(2,533)	(314)
— Deferred income taxes	6,253	1,116	(20,050)	(2,485)
— Provision for losses on guarantees	—	—	12,318	1,526
— Equity in losses of affiliates	—	—	6,032	747
— Dividend received from an affiliated company	—	—	7,815	968
— Minority interests	145,800	157,292	(2,947)	(365)

(Increase)/decrease in assets
— Inventories, net	(34,105)	(469,211)	(321,890)	(39,886)
— Amounts due from related parties, net	(36,446)	(5,534)	(115,074)	(14,259)
— Trade accounts receivable, net	153,524	(25,954)	(303,288)	(37,581)
— Prepaid expenses, net	64,752	(21,069)	(79,757)	(9,884)
— Other receivables, net	9,885	(106,581)	(20,237)	(2,507)

Increase/(decrease) in liabilities
— Trade accounts payable	103,065	357,751	710,726	88,068
— Income taxes payable	(11,181)	(21,842)	(67,232)	(8,331)
— Accrued expenses and other liabilities	90,154	88,521	112,828	13,981
— Amount due to holding company	4,108	(2,065)	158	20

Net cash provided by operating activities	1,075,274	589,608	242,674	30,070

Cash flow from investing activities
Purchase of property, plant and equipment, lease prepayments and construction in progress	(372,775)	(552,902)	(515,359)	(63,860)
Proceeds from disposal of property, plant and equipment	402	5,883	3,826	474
Proceeds from disposal of land use rights	—	—	3,580	444
Repayment of loans by a related party	—	—	205,000	25,402
Loans to a related party	—	(205,000)	(205,000)	(25,402)
Loans to customers, net	—	—	(7,904)	(979)
Purchase of investments	—	(1,348)	(161,358)	(19,994)

Net cash used in investing activities	(372,373)	(753,367)	(677,215)	(83,915)

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
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

Form 20-F/A (Amendment No. 1)

C HINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

financial statements of Yuchai, which are prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC (“PRC GAAP”).

2A    Restatement of previously issued 2005 consolidated financial statements

Management has identified certain accounting errors that required correction and a restatement of the Company’s 2005 Consolidated Financial Statements. Following is a description of those accounting errors and the effects that the correcting adjustments had on the Company’s previously issued 2005 consolidated financial statements:

Accounts Payable

At the time of preparing the financial statements of Yuchai for 2005, Yuchai management erroneously recorded adjustments in the amount of Rmb 167.8 million to the general ledger to reduce the amounts payable for goods received, but for which invoices were not yet received (referred to as GRIR). The correcting adjustments have now been made with the following impact on the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005:

•	Trade accounts payable as of December 31, 2005 has been increased by Rmb 167.8 million (US$20.8 million),

•	Inventories, net as of December 31, 2005 has been increased by Rmb 45.1 million (US$5.6 million), and

•	Cost of goods sold for the year ended December 31, 2005 has been increased by Rmb 122.7 million (US$15.2 million).

Other Adjustments

During the course of finalizing the Rmb 167.8 million Adjustment, the Company’s management identified certain other accounting errors that were not previously known. The Company’s management has decided to correct these other accounting errors as well as the previously known immaterial uncorrected audit adjustments pertaining to its 2005 consolidated financial statements. Appropriate correcting adjustments have been made and are reflected in the restated 2005 consolidated financial statements of the Company. The net impact of these other adjustments and the effects on income taxes and minority interests for all correcting adjustments, including the Rmb 167.8 million Adjustment, is an increase in the Company’s previously reported consolidated net income for the year ended December 31, 2005 by approximately Rmb 21.9 million (US$2.7 million).

Taxes: As a result of an audit by the local tax authority, it was determined that Yuchai had incorrectly calculated its VAT liability and that an additional Rmb 8.3 million of VAT was owed by Yuchai. It was also determined that Yuchai had under-provided for its income tax recoverable by Rmb 2.5 million for the year ended December 31, 2005. The correcting adjustments had the following impact on the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005:

(a)	Value Added Tax:

•	Other receivables, net as of December 31, 2005 has been reduced by Rmb 8.3 million (US$1.0 million), and

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

•	Cost of goods sold for the year ended December 31, 2005 has been increased by Rmb 8.3 million (US$1.0 million).

(b)	Income tax:

•	Income taxes for the year ended December 31, 2005 has been reduced by Rmb 2.5 million (US$0.3 million), and

•	Income taxes recoverable as of December 31, 2005 has been increased by Rmb 2.5 million (US$0.3 million).

Provision for bonuses. In 2005, Yuchai did not reach its stated targets to trigger the payment of bonuses. However, even though stated bonus targets had not been reached, Yuchai recognized accrued bonuses in its previously issued financial statements. Subsequently, the Compensation Committee approved bonus amounts that were lower than the previously recognized amounts. Accordingly, the excess bonus in the amount of Rmb 6.2 million that Yuchai had recognized has now been reversed. In addition, it was determined that there was an over-payment of bonuses in the amount of Rmb 3.7 million. This amount represents the amount to be recovered from the recipients of the bonuses, of which Rmb 3.0 million has already been returned to the Company. The correcting adjustments had the following impact on the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005:

•	Other receivables, net as of December 31, 2005 has been increased by Rmb 3.7 million (US$0.5 million),

•

Accrued expenses and other liabilities as of December 31, 2005 has been reduced by Rmb 2.5 million (US$0.3 million) (resulting from an increase in Wages payable of Rmb 8.4 million (US$1.0 million) and a decrease in the Management bonus payable of Rmb 10.9 million (US$1.4 million)), and

•	Selling, general and administrative expenses for the year ended December 31, 2005 have been reduced by Rmb 6.2 million (US$0.8 million).

Depreciation of fixed assets. The Company’s management discovered that certain fixed assets of Yuchai continued to be depreciated even though their net book values had been reduced to zero. This resulted in an over-depreciation of Rmb 6.6 million. This over-depreciation has been reversed to correct the error. The correcting adjustments had the following impact on the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005:

a.	Property, plant and equipment, net, as of December 31, 2005 has been increased by Rmb 6.6 million (US$0.8 million),

b.	Selling, general and administrative expenses for the year ended December 31, 2005 have been reduced by Rmb 1.4 million (US$0.2 million), and

c.	Cost of goods sold for the year ended December 31, 2005 has been reduced by Rmb 5.2 million (US$0.6 million).

Volume discounts. Yuchai provides discounts to those customers who meet previously-agreed volumes and whose accounts receivable with Yuchai at the year-end meet certain criteria. The Company’s management discovered that for some of Yuchai’s customers, discounts earned for 2005 in the amount of Rmb 12.7 million had not been

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

recognized in Yuchai’s 2005 financial statements. The correcting adjustments had the following impact on the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005

•	Accrued liabilities as of December 31, 2005 has been increased by Rmb 12.7 million (US$1.6 million), and

•	Revenues, net for the year ended December 31, 2005 has been reduced by Rmb 12.7 million (US$1.6 million).

Impairment of fixed assets. The Company’s management discovered that certain fixed assets of Yuchai were idle or other factors existed that suggested that the recovery of their respective carrying values may have been impaired. Upon further evaluation, it was determined that a provision for impairment of Rmb 4.9 million was required. The correcting adjustments had the following impact on the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005

•	Property, plant and equipment, net, as of December 31, 2005 has been reduced by Rmb 4.9 million (US$0.6 million),

•	Cost of goods sold for the year ended December 31, 2005 has been increased by Rmb 3.1 million (US$0.4 million), and

•	Selling, general and administrative expenses for the year ended December 31, 2005 have been increased by Rmb 1.8 million (US$0.2 million).

In addition, with respect to certain fixed assets of Yuchai that continued to be held and used, the Company’s management corrected the residual value and remaining useful life assumptions for such fixed assets. These assumptions have been updated effective January 1, 2005, which resulted in an additional depreciation expense of Rmb 6.5 million. The correcting adjustments had the following impact on the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005:

•

Accumulated depreciation as of December 31, 2005 has been increased by Rmb 6.5 million resulting in a decrease in Property, plant and equipment, net, as of December 31, 2005 by Rmb 6.5 million (US$0.8 million),

•	Cost of goods sold for the year ended December 31, 2005 has been increased by Rmb 5.9 million (US$0.7 million), and

•	Selling, general and administrative expenses for the year ended December 31, 2005 have been increased by Rmb 0.6 million (US$0.07 million).

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

Other Accounts Payable Adjustment for GRIR balance. Other adjustments have been made to the GRIR balance at December 31, 2005, which represents the amounts payable for goods received in 2005 but for which invoices had not been received at December 31, 2005, based on suppliers’ invoices that were subsequently received by the Company. The correcting adjustments had the following impact on the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005:

•	Trade accounts payable as of December 31, 2005 has been decreased by Rmb 6.5 million (US$0.8 million),

•	Inventories, net as of December 31, 2005 has been decreased by Rmb 1.7 million (US$0.2 million), and

•	Cost of goods sold for the year ended December 31, 2005 has been decreased by Rmb 4.8 million (US$0.6 million).

Previously Known Unadjusted Audit Adjustments. The Company’s management has also decided to correct previously known immaterial uncorrected audit adjustments pertaining to the 2005 consolidated financial statements. The net impact of these adjustments is a decrease in the Company’s previously reported consolidated earnings before income taxes and minority interests for the year ended December 31, 2005 by approximately Rmb 4.6 million (US$0.6 million).

Effect on Income Taxes and Minority Interests. As a result of the above corrections, including the Rmb 167.8 million Adjustment, certain adjustments were made to reflect their impact on income taxes, which was Rmb 8.2 million (US$1 million) and minority interests, which was Rmb 30.8 million (US$3.8 million) in the Company’s 2005 consolidated financial statements.

Reclassifications. The Company has also reclassified certain items in its consolidated financial statements as of and for the year ended December 31, 2005. These reclassifications did not have any impact on the Company’s consolidated net loss, as restated, for the year ended December 31, 2005.

The following table presents the impact these correcting adjustments had on the Company’s 2005 consolidated statement of operations and consolidated balance sheet. The effects of the above correcting adjustments have also been reflected in notes 3,4,5,8,9,10,12,13,14,15,20,22 and 28. As these correcting adjustments had no impact on the amounts previously reported for cash and cash equivalents, net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities, the impact of these correcting adjustments on the components of cash flow statement to reconcile net loss to net cash provided by operating activities has not been presented.

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

Impact on Consolidated Statement of Operations (in thousands except per share data)

	Years ended December 31, 2005
	(As previously reported)	(Adjustments)	As Restated
	Rmb	Rmb	Rmb	US$
Revenues, net	5,829,431	(12,691)	5,816,740	720,768
Cost of goods sold	(4,527,046)	(146,311)	(4,673,357)	(579,088)

Gross profit	1,302,385	(159,002)	1,143,383	141,680

Research and development costs	(123,876)	83	(123,793)	(15,340)
Selling, general and administrative expenses	(807,350)	14,197	(793,153)	(98,282)
Provision for uncollectible loans to a related party	(205,000)	2,050	(202,950)	(25,148)
Gain on transfer of lease prepayment to a related party	2,533	—	2,533	314

Operating income	168,692	(142,672)	26,020	3,224

Interest expense	(70,527)	—	(70,527)	(8,739)
Equity in losses of affiliates	(5,106)	(926)	(6,032)	(747)
Other (expenses)/income, net	24,183	1,266	25,449	3,153

Earnings (loss) before income taxes and minority interests	117,242	(142,332)	(25,090)	(3,109)
Income taxes	(20,875)	10,727	(10,148)	(1,257)

Income before minority interests	96,367	(131,605)	(35,238)	(4,366)
Minority interests in income (losses) of consolidated subsidiaries	(27,880)	30,827	2,947	365

Net income (loss)	68,487	(100,778)	(32,291)	(4,001)

Basic and diluted earnings (loss) per share	1.88	(2.77)	(0.89)	(0.11)

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

Impact on Consolidated Balance Sheet

	As of December 31, 2005
	(As previously reported)	(Adjustments)	As Restated
	Rmb	Rmb	Rmb	US$
ASSETS

Current assets
Cash and cash equivalents	736,195	—	736,195	91,224
Trade accounts receivable, net	1,146,227	32,626	1,178,853	146,075
Amounts due from related parties	233,188	—	233,188	28,895
Loans to a related party	—	2,050	2,050	254
Loans to customers, net	7,904	—	7,904	979
Inventories, net	1,636,283	32,152	1,668,435	206,740
Prepaid expenses, net	138,322	—	138,322	17,140
Other receivables, net	140,203	(4,551)	135,652	16,809
Income taxes recoverable	43,526	2,528	46,054	5,706
Deferred income taxes	88,783	(3,432)	85,351	10,576

Total current assets	4,170,631	61,373	4,232,004	524,398

Property, plant and equipment, net	1,442,515	(1,803)	1,440,712	178,523
Construction in progress	459,902	(3,150)	456,752	56,597
Lease prepayments, net	70,608	(1,280)	69,328	8,591
Investments	191,974	(926)	191,048	23,673
Goodwill	212,636	—	212,636	26,348
Deferred income taxes	65,519	11,631	77,150	9,560

Total assets	6,613,785	65,845	6,679,630	827,690

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

	As of December 31, 2005
	(As previously reported)	(Adjustments)	As Restated
	Rmb	Rmb	Rmb	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	812,835	—	812,835	100,721
Current instalments of long-term bank loans	100,000	—	100,000	12,391
Amount due to the holding company	4,301	—	4,301	533
Amounts due to related parties	75,189	(3)	75,186	9,317
Trade accounts payable	1,642,980	157,463	1,800,443	223,098
Income taxes payable	4,208	—	4,208	521
Accrued expenses and other liabilities	571,717	39,990	611,707	75,798

Total current liabilities	3,211,230	197,450	3,408,680	422,379

Long-term bank loans, excluding current instalments	50,000	—	50,000	6,196
Total liabilities	3,261,230	197,450	3,458,680	428,575

Minority interests	685,514	(30,827)	654,687	81,124

Stockholders’ equity
Common stock
Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 37,267,673 shares at December 31, 2005 (December 31, 2004: 35,340,000 shares)	31,945	—	31,945	3,958
Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2004 and 2005	—		—	—
Contributed surplus	1,692,251	—	1,692,251	209,691
Statutory reserves	269,017	(2,431)	266,586	33,033
Accumulated other comprehensive income	28,851	—	28,851	3,575
Retained earnings	644,977	(98,347)	546,630	67,734

Total stockholders’ equity	2,667,041	(100,778)	2,566,263	317,991
Total liabilities and stockholders’ equity	6,613,785	65,845	6,679,630	827,690

3    Summary of significant accounting policies and practices

(a)    Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and those entities that the Company has determined that it has a direct or indirect controlling financial interest in. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board (the “FASB”) Interpretation (“FIN”) No. 46 (R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”) and to assess whether it is the

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46(R). The Company was not the primary beneficiary of any variable interest entities during the three years ended December 31, 2005.

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

(i)    Foreign currency transactions and translation

The functional currency of the Company’s subsidiaries located in the PRC is the Renminbi. Transactions denominated in currencies other than Renminbi are translated into Renminbi at the exchange rates quotes by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable exchange quoted by PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations as part of the related transaction amounts.

During the year ended December 31, 2005, the exchange rate regime of Renminbi was reformed by moving into a managed floating exchange regime based on market supply and demand with reference to a basket of foreign currencies from the unified controlled exchange rate based on market supply and demand.

The Company’s reporting currency is the Renminbi and its functional currency is the U.S. dollar. Assets and liabilities of the Company and foreign subsidiaries and affiliates whose functional currency is not Renminbi are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

of the Company and foreign subsidiaries and affiliates are recorded as a separate component of accumulated other comprehensive income/(loss) within stockholders’ equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign subsidiary and affiliate.

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

(j)    Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statements of operations in the financial year that includes the enactment date.

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

(iii)    Rental income

Rental income receivable under operating lease is recognized in the consolidated statements of operations in equal instalments over the period covered by the lease term.

(l)    Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is computed by dividing income (loss) attributable to common shares by the weighted average number of common shares outstanding for the period.

The reconciliation of the Company’s EPS is as follows:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
Net income (loss) attributable to common shares	438,182	491,397	(32,291)	(4,001)

Basic earnings (loss) per share
— Weighted average common shares outstanding during the year	35,340,000	35,340,000	36,459,635	36,459,635

— Basic earnings (loss) per share of common shares	12.40	13.90	(0.89)	(0.11)

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ended after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Company’s financial condition and consolidated statements of operations.

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

4    Depreciation, amortization, sales commissions, shipping and handling expenses

Depreciation of property, plant and equipment and amortization of lease prepayments are included in the following captions:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
Cost of goods sold	88,737	84,907	90,354	11,064
Selling, general and administrative expenses	36,782	47,882	54,318	6,863

	125,519	132,789	144,672	17,927

Sales commissions to sales agents are included in the following caption:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expenses	16,724	11,564	39,372	4,879

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expenses	64,991	86,163	126,813	15,714

5    Provision for uncollectible loans to a related party

The amount represents the recognition of specific doubtful debt provisions totaling Rmb202,950 (US$25,148) on the loans due from Yuchai Marketing and Logistic Company Limited (“YMLC”) as of December 31, 2005. YMLC is wholly owned by Coomber Investment Limited (“Coomber”), a shareholder of the Company and State Holding Company (collectively, the “Chinese Shareholders”).

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

6    Interest cost

The Company capitalizes interest charges as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2003, 2004 and 2005:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
Interest cost capitalized	12,146	19,701	20,991	2,601
Interest cost charged to consolidated statements of operations	23,624	31,757	70,527	8,739

Total interest cost incurred	35,770	51,458	91,518	11,340

7    Other (expenses)/income, net

Other (expenses)/income, net consist of:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
Interest income (see Note 5)	3,587	3,286	21,744	2,695
Foreign exchange (loss)/gain, net	(27)	(38)	607	75
Dividend income from other investments	—	4,591	—	—
Rental income	—	—	6,078	753
Others, net	(4,441)	(2,157)	(2,980)	(370)

	(881)	5,682	25,449	3,153

8    Income taxes

Bermuda tax

The Company is incorporated under the laws of Bermuda and, under the current Bermuda laws, is not subject to tax on income or capital gains.

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

The PRC income tax rates of Yuchai’s subsidiaries under the relevant PRC income tax laws are 15% to 33% in 2003, 2004 and 2005.

Income tax expense in the consolidated statements of operations consists of:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
Current tax expense	106,671	104,049	30,198	3,742
Deferred tax expense/(benefit)	6,253	1,116	(20,050)	(2,485)

	112,924	105,165	10,148	1,257

Income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2005 for the following reasons:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
Computed “expected” tax expense (benefit)	104,536	113,078	(3,764)	(466)
Adjustments resulting from:
— Non-deductible expenses related to errors correction	—	—	10,623	1,315
— Other non-deductible expenses	1,232	471	5,703	707
— Tax credits (see Note (i))	—	(16,184)	(43,535)	(5,395)
— Change in valuation allowance	—	—	45,231	5,605
— Rate differential of subsidiaries	7,156	7,800	(4,110)	(509)

Total tax expense	112,924	105,165	10,148	1,257

Notes:

(i)	Amounts mainly represents tax credits relating to the purchase of domestic equipment for technological improvement and the approved research and development costs.

(ii)	All taxable income and income tax expense are from PRC sources.

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2004 and 2005 are presented below:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Trade accounts receivable	26,006	23,810	2,950
Inventories	6,678	8,336	1,033
Property, plant and equipment	69,247	50,734	6,286
Accrued expenses and other liabilities	37,020	39,259	4,865
Tax losses carried forward	3,500	11,615	1,439
Tax credits	—	43,535	5,395
Loans to a related party	—	30,443	3,773

Total gross deferred tax assets	142,451	207,732	25,741

Less: Valuation allowance	—	45,231	5,605

Net deferred tax assets	142,451	162,501	20,136

The following table represents the classification of the Company’s net deferred tax assets:

	December 31
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Net deferred tax assets comprise of:
Current portion	69,704	85,351	10,576
Non-current portion	72,747	77,150	9,560

	142,451	162,501	20,136

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

9    Trade accounts receivable, net

Trade accounts receivable, net comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Trade accounts receivable	504,429	606,644	75,171
Less: Allowance for doubtful accounts	107,457	69,047	8,556

	396,972	537,597	66,615
Bills receivable	478,593	641,256	79,460

	875,565	1,178,853	146,075

An analysis of the allowance for doubtful accounts for 2003, 2004 and 2005 is as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	158,075	94,423	107,457	13,315

Add:
Charge to consolidated statements of operations	—	13,034	25,587	3,171

Less:
Written back to consolidated statements of operations	493	—	—	—
Doubtful debts written off	63,159	—	63,997	7,930

Balance at end of year	94,423	107,457	69,047	8,556

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

10    Amounts due from/to related parties

Amounts due from related parties comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
Due within one year	85,614	233,188	28,895

Amounts due to related parties comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Due within one year	42,686	75,186	9,317

Related parties include Hong Leong Management Services Pte. Limited, YMLC, State Holding Company and their subsidiaries and affiliates. At December 31, 2005, the amounts due from/to related parties are unsecured, interest free and arose principally from transactions as disclosed in Note 27. All amounts due from/to related parties are payable on demand.

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

12    Inventories, net

Inventories comprise:

	December 31
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Raw materials	699,132	1,029,023	127,509
Work in progress	141,659	66,326	8,218
Finished goods	505,754	573,086	71,013

	1,346,545	1,668,435	206,740

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

13    Other receivables, net

Other receivables, net comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
VAT recoverable (see Note (i))	91,977	87,891	10,891
Staff loans	8,476	18,075	2,240
Staff advances	3,306	5,434	673
Receivable for factoring (see Note (ii))	6,845	—	—
Others	4,810	24,252	3,005

	115,414	135,652	16,809

Notes:

(i)	The VAT recoverable mainly represents a delay in the input VAT approval by the local tax bureau, totalling Rmb58,872 (US$7,295). The amount was subsequently settled in January 2006.

(ii)	In December 2004, Yuchai sold trade accounts receivable of Rmb64,827 to a commercial bank. The balance represented 10% of the sales amount withheld by the bank that would be released to the Company upon the settlement of the trade accounts receivable. The amount withheld represented the full amounts which might be claimed by the bank pursuant to recourse provisions. The amount was fully settled in 2005.

14    Property, plant and equipment, net

Property, plant and equipment, net comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Buildings	634,544	709,643	87,934
Machinery and equipment	1,547,112	1,836,949	227,621

	2,181,656	2,546,592	315,555
Less: Accumulated depreciation	1,022,725	1,105,880	137,032

Net property, plant and equipment	1,158,931	1,440,712	178,523

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

15    Construction in progress

Construction in progress comprises capital expenditures and capitalized interest charges relating to the following construction of facilities and assembly lines projects:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Diesel engine production line and facilities projects	211,418	282,900	35,055
Factories auxiliary facilities	86,134	95,230	11,800
Second foundry	29,570	26,047	3,228
Others	51,913	52,575	6,514

	379,035	456,752	56,597

16    Lease prepayments, net

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Lease prepayments	99,111	96,877	12,005
Less: Accumulated amortization	24,344	27,549	3,414

Lease prepayments, net	74,767	69,328	8,591

The land on which the Company’s buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land.

17    Investments

(a)    Investments as of December 31, 2004 and 2005 are summarized as follows:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Available-for-sale equity securities (see Note)	6,405	6,355	787
Investments in affiliated companies	648	184,693	22,886

	7,053	191,048	23,673

Note:	Available-for-sale equity securities are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value. The Company did not observe any event or change in circumstances that would have resulted in the fair value being significantly less than its carrying amount.

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

(b)    Investments in affiliated companies accounted for using the equity method as of December 31, 2004 and 2005 are as follows:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Listed:
TCL (see Note (i))	—	184,095	22,812

Unlisted:
Others (see Note (ii))	648	598	74

	648	184,693	22,886

Notes:

(i)	The Company acquired 264,000,000 shares and 17,795,664 shares of TCL’s ordinary shares on March 23, 2005 and September 5, 2005, representing 14.99% and 1.00% interests of the enlarged share capital of TCL at a consideration of Singapore dollars (“S$”) 30,880,000 (equivalent to Rmb152,133) and S$1,400,000 (equivalent to Rmb6,890) respectively. As a result, the Company held a 15.99% stake in TCL as of December 31, 2005. Among the 17,795,664 ordinary shares purchased in September 2005, 6,715,196 ordinary shares held by the Company as of December 31, 2005 are subject to a call option which is exercisable by certain members of the Thakral family (“Thakral Family Members”), who are stockholders of TCL.

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

(c)    Summarized financial information regarding TCL as of December 31, 2005 and for the period from March 23, 2005 to December 31, 2005 is as follows:

	December 31, 2005	December 31, 2005
	Rmb	US$
Financial position
Current assets	932,008	115,488
Property, plant and equipment, net	173,266	21,470
Other assets	453,327	56,173

Total assets	1,558,601	193,131

Current liabilities	337,971	41,879
Non-current liabilities	1,034	128
Long term debts	32,076	3,975

Total liabilities	371,081	45,982

Minority interests	30,416	3,769

Stockholders’ equity	1,157,104	143,380

Total liabilities and stockholders’ equity	1,558,601	193,131

	Period from March 23, 2005 to December 31, 2005	Period from March 23, 2005 to December 31, 2005
	Rmb	US$
Results of operations
Net sales
Supply chain management	1,531,913	189,823
Others	109,526	13,572

	1,641,439	203,395
Cost of goods sold	(1,508,247)	(186,890)

Gross profit	133,192	16,505
Selling, general and administrative expenses	(191,161)	(23,688)

Operating loss	(57,969)	(7,183)
Finance cost	(9,338)	(1,157)
Other income	34,906	4,325
Equity in profit of affiliates	281	35

Loss before income taxes and minority interests	(32,120)	(3,980)
Income tax expense	(6,086)	(754)

Loss before minority interests	(38,206)	(4,734)
Minority interests in income of consolidated subsidiaries	6,232	772

Net loss	(31,974)	(3,962)

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Period from March 23, 2005 to December 31, 2005	Period from March 23, 2005 to December 31, 2005
	Rmb	US$
Other financial information:
— Interest revenue	5,703	707
— Interest expenses	9,338	1,157
— Depreciation and amortisation	10,576	1,311
— Significant non-cash transactions:
Bad debt expense	11,629	1,441
Provision for inventory write-down	33,493	4,150
Impairment loss to property, plant and equipment	16,031	1,986

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

(b)    Long-term bank loans

Yuchai’s long-term bank loans comprise:

	Interest rate at December 31, 2005	December 31,
		2004	2005	2005
	(per annum)	Rmb	Rmb	US$
Renminbi denominated loans:
— due in 2006	4.94% - 5.49%	100,000	100,000	12,391
— due in 2007	5.85%	—	50,000	6,196

Total long-term bank loans outstanding		100,000	150,000	18,587
Less: Amounts due within one year included under current liabilities		—	100,000	12,391

Amounts due after one year		100,000	50,000	6,196

All long-term bank loans were unsecured as of December 31, 2004 and 2005.

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

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

20    Accrued expenses and other liabilities

Accrued expenses and other liabilities comprise:

	December 31,
	2004	2005	2005
	Rmb	Rmb	US$
		Restated (Note 2A)
Deposits from customers	54,165	96,936	12,012
Staff welfare payable (see Note)	15,041	15,041	1,864
Accrued product warranty (see Note 21)	126,114	142,126	17,611
Wages payable	110,577	107,130	13,275
Management bonus payable	36,574	8,158	1,011
Payable for construction in progress	39,139	39,330	4,873
Accrued research and development expenses	16,472	24,952	3,092
Accrued advertising expense	7,225	3,817	473
Accrued legal fee and other professional fees	2,762	5,050	626
Accrued expenses for litigation and guarantees (see Notes 24(c) and (d))	15,268	18,921	2,344
Individual income tax withholding	8,161	10,250	1,270
Accrued sales discount	—	45,741	5,668
Other accruals and liabilities	53,422	94,255	11,679

	484,920	611,707	75,798

Note:	Staff welfare payable is determined by Yuchai’s Board of Directors. The payable can be applied towards the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories and staff welfare facilities.

21    Accrued product warranty

An analysis of the accrued product warranty for 2003, 2004 and 2005 is as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	66,864	101,215	126,114	15,627
Allowance charged to consolidated statements of operations	162,369	190,205	179,184	22,203
Less: Allowance utilized	128,018	165,306	163,172	20,219

Balance at end of year	101,215	126,114	142,126	17,611

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

22    Statutory reserves

The Company’s attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2005 is as follows:

	December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
Statutory general reserve (see Note (ii))
Balance at January 1	116,702	156,111	170,041	21,070
Transfer from consolidated statements of operations	39,409	13,930	239	30

Balance at December 31	156,111	170,041	170,280	21,100

Statutory public welfare fund (see Note (iii))
Balance at January 1	28,398	48,103	70,482	8,733
Transfer from consolidated statements of operations	19,705	22,379	118	15

Balance at December 31	48,103	70,482	70,600	8,748

General surplus reserve
Balance at January 1 and December 31	25,706	25,706	25,706	3,185

Total	229,920	266,229	266,586	33,033

Notes:

(i)	In accordance with the relevant regulations in the PRC, Yuchai and its subsidiaries are required to provide certain statutory reserves which are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. The reserves are not distributable in the form of cash dividends (see Note 30).

(ii)	In accordance with the relevant regulations in the PRC, a 10% appropriation to the statutory general reserve based on the net income reported in the PRC financial statements is required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to stockholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(iii)	Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to stockholders.

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

(d)    Guarantees

YEGCL guaranteed borrowings of Rmb7,605 and Rmb178,480 (US$22,116) granted by commercial banks to unrelated parties in 2004 and 2005, respectively. The borrowings are due in equal monthly or quarterly instalments through one to two years. The guarantees were made to individual persons who applied for mortgage loans from commercial banks to purchase automobiles equipped with diesel engines produced by Yuchai. The guarantees are for the entire amount and term of the borrowings. In return, YEGCL receives a premium fee amounted to 2% to 8% of the amount of borrowings. All guarantees are secured by automobiles at a net book value totalling Rmb11,693 and Rmb242,216 (US$30,014) at December 31, 2004 and 2005, respectively. If the individual defaults on payment, YEGCL would have to perform under the guarantees. It is reasonably possible that YEGCL would be required to make payment under its guarantees. As of December 31, 2004 and 2005, the maximum amount of undiscounted payments that YEGCL would have to make in the event of default is Rmb7,422 and Rmb134,235 (US$16,633). Pursuant to the requirements of FIN 45, the Company accrued Rmb220 and Rmb16,811 (US$2,083) related to its stand ready obligation under the guarantee arrangement in 2004 and 2005, respectively. The amount recognized during the year ended December 31, 2004 and 2005 includes premium received or receivable, which is amortized on a straight line basis over the terms of the guarantees, of Rmb220 and Rmb4,493 (US$557), respectively. The amount of premium being amortized, which were recorded as revenue, for the year ended December 31, 2004 and 2005 were amounted to Rmb 14 and Rmb1,167 (US$145), respectively. The remaining balance of Rmb 12,318 (US$1,526) as of December 31, 2005 represents the provision for loss contingency related to the guarantees where payment by the Company was probable.

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

•

the proposed capitalization of YMLC was varied by the board of directors of Yuchai at its meeting on April 21, 2005 and approved by its shareholders. Coomber has assumed the obligation to return Rmb165,400 (US$20,495) of the authorized Rmb205,000 (US$25,402) loan that was made by Yuchai to YMLC and which had been guaranteed by Coomber to Yuchai by December 6, 2005.

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

The remaining Rmb39,600 (US$4,907) loan would remain as a loan by Yuchai to YMLC and would only be injected as share capital of YMLC after the successful spin-off of Yuchai in line with the terms of the Reorganisation Agreement;

•	a dividend payment for the financial years ended December 31, 2003 and 2004 in the amount of Rmb302,713;

•	the establishment and appointment of members of three sub-committees under the board, comprising the nominations committee, the remuneration committee and the audit committee;

•	the establishment of a financial committee to approve all borrowings, guarantees, loans issuance of company debt and investment;

•	the termination of the sales of the spare parts business of one of its subsidiaries;

•	the payment of US$20,000 to the Company pursuant to the Reorganisation Agreement;

•

the acceptance of the appointment of two independent directors of Yuchai and confirmation of the appointment of three directors appointed by holders of States Shares of Yuchai and six directors appointed by holders of Foreign Shares of Yuchai; and

•	the appointment of one independent director nominated by the holders of State Shares of Yuchai, and three independent directors nominated by the holders of Foreign Shares of Yuchai.

(ii)	an internationally reputable financial adviser had been engaged by Yuchai to assist Newco (as defined below) to apply for the listing of its shares on the NYSE and assist the Company with the implementation of spin-off. Pursuant to the Reorganization Agreement, a Bermuda corporation (“Newco”) will be formed where (a) the Company will contribute its 76.4% indirect interest in Yuchai to in exchange for a number of Newco shares equal to the number of outstanding shares of the Company as of April 7, 2005; (b) its board of directors would comprise of nominees from the Company and Yuchai in the same respective proportions to the nominees of the holders of Foreign Shares of Yuchai and the holders of State Shares of Yuchai on the Yuchai board of directors; and (c) its charter documents and officers would be mutually agreeable to the Company and Yuchai and on the completion date of the Restructuring Exercise (as described in the Reorganization Agreement) the Company shall have no appointees to its board of directors. The appointment of the financial adviser was subsequently terminated pending Yuchai’s ongoing review of the implementation of the corporate reorganization contemplated in the Reorganization Agreement;

(iii)	the Yuchai board of directors subsequently directed a review of YMLC’s financial position and the implementation of the recapitalization plans for YMLC has been deferred pending the successful spin-off of Yuchai in line with the terms of the Reorganisation Agreement;

(iv)	the Company has received payment of an advisory fee in the amount Rmb12,105 (US$1,500) from Yuchai as provided for under the Reorganisation Agreement; and

(v)	the Company has received its share of the dividend declared and paid by Yuchai in respect of the financial years ended December 31, 2003 and 2004 on May 24, 2005 for amount of Rmb225,207 (US$27,906).

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

“In the event that the parties are unable to complete the events described in each of clauses 2.1, 2.2, 2.4, 2.5 and 2.6 above (not due to the default of either party) by 5:00p.m. on December 31, 2005 (or if such day is not a business day in Hong Kong, the immediately succeeding business day) (or such other date to be mutually agreed between the parties), the provision of this Agreement shall terminate and in such event no party shall have any claim against any other party for any claims, damages, losses or other costs and expenses arising from such termination.”

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

Following is the segment information for the year ended December 31, 2005 (Restated — See Note 2A):

	Yuchai	TCL
	Rmb	Rmb
Segment revenue from external customers	5,816,740	—
Interest revenue	21,744	—
Interest expenses	70,527	—
Depreciation and amortization	144,672	—
Equity in losses of affiliates	50	—
Segment profit / (loss)	30,179	(5,982)
Significant non-cash items:
— Provision for uncollectible loans to a related party	202,950	—
— Bad debt expense	25,587	—
— Provision for inventory write-down	15,990	—
— Provision for losses on guarantees	12,318	—
Segment assets	6,234,659	185,021
Total expenditures for additions to long-lived assets	515,359	—

Reconciliation of segment information to the consolidated financial statements for the years ended December 2003, 2004 and 2005.

	2003	2004	2005
	Rmb	Rmb	Rmb
Total segment profit	722, 341	773, 571	24,197
Service fee to an affiliate of HLA (see Note 27)	—	—	(30,765)
Other corporate general and administrative expenses	(25,435)	(19,717)	(18,522)

Consolidated income/(loss) before income taxes and minority interests	696,906	753,854	(25,090)
Total assets for reportable segment	3,896,463	5,268,660	6,419,680
Corporate cash and cash equivalents	129,795	108,514	247,332
Other corporate assets	7,374	7,074	12,618

Consolidated total assets	4,033,632	5,384,248	6,679,630

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

Revenues from external customers by product category are summarized as follows:

	Years ended December 31,
	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$
			Restated (Note 2A)
Revenues, net
4108 Light-Duty Diesel Engines	174,173	325,242	634,532	78,627
4110 Light-Duty Diesel Engines	328,993	544,297	595,239	73,757
4112 Light-Duty Diesel Engines	266,639	314,453	321,548	39,844
6105 Medium-Duty Diesel Engines	911,190	1,143,535	1,744,953	216,222
6108 Medium-Duty Diesel Engines	1,504,140	1,372,073	809,054	100,252
6112 Heavy-Duty Diesel Engines	1,003,791	1,203,558	785,236	97,300
6113 Heavy-Duty Diesel Engines	3,697	97,368	192,850	23,897
Diesel Engine Parts	228,500	446,135	488,414	60,521
Others*	148,827	135,434	244,914	30,348

	4,569,950	5,582,095	5,816,740	720,768

*	Others mainly represent the revenues earned through sales of motor vehicle chassis and power generators.

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

(c)    Transactions involving Yuchai’s Chinese shareholders

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

Form 20-F/A (Amendment No. 1)

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005—(Continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

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

On July 4, 2006, the Company was allotted 196,201,374 of New NCCPS and S$130,800,917 of New Bonds at a consideration of S$135 million (equivalent to approximately Rmb655 million). Assuming full conversion of the existing Preference Shares and New NCCPS, the Company’s equity interest in LKN would increase from 40.3% to 51.7%. In the event the Company obtains a controlling financial interest in LKN, then LKN would become a subsidiary of the Company and its financial statement would be included in the consolidated financial statements of the Company from that point forward.

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