Form 20-F
period 2006-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2008-07-17
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

As of December 31, 2006, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this report is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐    No  ☐

CHINA YUCHAI INTERNATIONAL LIMITED

i

Certain Definitions and Supplemental Information

All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollars,” “dollars,” “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to Singapore dollars, the legal tender of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollars at the rate of Rmb 6.8591 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on June 30, 2008 and (ii) from Singapore dollar to US dollars at the rate of S$1.3608 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2008. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into US dollars at rates specified herein or any other rate.

Our consolidated financial statements are reported in Renminbi and prepared in conformity with accounting principles generally accepted in the United States of America, or US GAAP. Totals presented in this Annual Report may not correctly total due to rounding of numbers. References to a particular fiscal year are to the period ended December 31 of such year.

As used in this Annual Report, unless the context otherwise requires, the terms “the Company”, “CYI”, “we”, “us”, “our” and “our company” refer to China Yuchai International Limited and its subsidiaries. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited and its subsidiaries and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory, or Yulin Diesel, which was founded in 1951 and became a state-owned enterprise in 1959. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Holdings Company, also sometimes referred to as Guangxi Yuchai Machinery Group Company Limited, or the State Holding Company, which became a shareholder of Yuchai. All references to “HLGE” are to HL Global Enterprises Limited (formerly known as HLG Enterprise Limited); and all references to the “HLGE group” are to HLGE and its subsidiaries. All references to “TCL” are to Thakral Corporation Ltd; and all references to the “TCL group” are to TCL and its subsidiaries. This Annual Report includes certain 2007 data regarding the Company that is derived from unaudited estimated information.

As of December 31, 2006, 37,267,673 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 37,267,673. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 37,267,673 for 2006. As of May 30, 2008, 37,267,673 shares of our Common Stock and one special share, par value US$0.10, of our Common Stock were issued and outstanding.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect, our actual consolidated results and could cause our actual consolidated results for 2007 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

•

political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth, inflation and the availability of credit, particularly to the extent such current or future conditions and policies affect the truck and diesel engine industries and markets in China, our diesel engine customers, the demand, sales volume and sales prices for our diesel engines and our levels of accounts receivable;

•	the effects of competition in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of existing material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivable;

•	our dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	our ability to successfully manufacture and sell our 4108, 4110, 4110Q, 4110ZQ, 4112, 4F, 4G, 6105, 6108, 6112, 6L/6M (formerly referred to as 6113) heavy-duty diesel engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of inflation on our financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•

our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development — Reorganization”);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•	the effects of China’s political, economic and social conditions on our financial condition, results of operations, business or prospects;

•

the effects of uncertainties in the Chinese legal system, which could limit the legal protection available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•	the effects of competition in the consumer electronics market and the demand for the TCL group’s consumer electronics products;

•	the effects of adverse economic conditions in consumer spending patterns and its impact on the demand for the TCL group’s consumer electronics;

•

the ability of TCL to obtain shareholder approval for, and successfully implement, its announced strategy of repositioning its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region;

•

the effects of changes to the international, regional and economic climate and market conditions in countries where the HLGE group’s hospitality operations are located, as well as related global economic trends that adversely impact the travel and tourism industries;

•	the outbreak of communicable diseases, such as the Avian flu, if not contained, and its potential effects on the operations of the HLGE group and its business in the hospitality industry; and

•

the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.

Our actual results, performance, or achievement may differ from those expressed in, or implied by, the forward-looking statements contained in this Annual Report. Accordingly, we can give no assurances that any of the events anticipated by these forward-looking statements will transpire or occur or, if any of the foregoing factors or other risks and uncertainties described elsewhere in this Annual Report were to occur, what impact they will have on these forward-looking statements, including our results of operations or financial condition. In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. We expressly disclaim any obligation to publicly revise any forward-looking statements contained in this Annual Report to reflect the occurrence of events after the date of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

Selected Financial Data

The selected financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this Annual Report. Our consolidated financial statements are prepared in conformity with US GAAP.

On May 30, 2008, the Company filed an amendment to its annual report on Form 20-F for the year ended December 31, 2005 containing the restated financial statements as of and for the year ended December 31, 2005 to reflect certain adjustments to correct accounting errors mainly at Yuchai for such period.

We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. Our ownership interest in Yuchai is our main operating asset. As a result, our financial condition and results of operations depend primarily upon Yuchai’s financial condition and results of operations, and the implementation of the Reorganization Agreement, as amended by the Cooperation Agreement.

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2006, we had a 36.6% interest in the outstanding ordinary shares of TCL and a 45.4% interest in the outstanding ordinary shares of HLGE. As of June 30, 2008, we had a 34.4% interest in the outstanding ordinary shares of TCL (as a result of issuance of additional ordinary shares by TCL pursuant to the exercise of options and convertible securities) and a 45.4% interest in the outstanding ordinary shares of HLGE. For further information on the Company’s investments in TCL and HLGE, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

The selected consolidated balance sheet data as of December 31, 2005 and 2006 and the selected consolidated statement of operations data and selected consolidated statement of cash flows data set forth below for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included in this Annual Report. Our selected consolidated balance sheet data set forth below as of December 31, 2002, 2003 and 2004 and selected consolidated statement of operations data and selected consolidated statement of cash flows data for the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements not included in this Annual Report.

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands, except earnings per share)
Consolidated Statement of Operations Data:
Revenues, net	3,513,047	4,569,950	5,582,095	5,816,740	6,920,528	1,008,956
Gross profit	1,141,967	1,377,156	1,575,209	1,143,383	1,272,121	185,465
Research and development costs	(75,532)	(94,594)	(136,960)	(123,793)	(167,653)	(24,442)
Provision for uncollectible loans to a related party	—	—	—	(202,950)	—	—
Operating income	640,307	721,411	779,929	26,020	304,479	44,391
Other income/(expense), net	10,287	(881)	5,682	25,449	38,856	5,665
Equity in losses of affiliates	—	—	—	(6,032)	(22,449)	(3,273)
Earnings / (loss) before income taxes and minority interests	625,450	696,906	753,854	(25,090)	203,395	29,654
Income taxes	(83,242)	(112,924)	(105,165)	(10,148)	(30,466)	(4,442)
Income / (loss) before minority interests	542,208	583,982	648,689	(35,238)	172,929	25,212
Minority interests in (income) losses of consolidated subsidiaries	(129,775)	(145,800)	(157,292)	2,947	(61,645)	(8,987)
Net income / (loss)	412,433	438,182	491,397	(32,291)	111,284	16,225
Basic and diluted earnings / (loss) per common share	11.67	12.40	13.90	(0.89)	2.99	0.44
Weighted average number of shares	35,340	35,340	35,340	36,460	37,268	37,268

Consolidated Balance Sheet Data:
Working capital(2)	1,340,832	1,031,830	1,402,226	823,324	457,449	66,693
Property, plant and equipment, net	772,968	735,641	1,158,931	1,440,712	1,795,405	261,755

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands, except earnings per share)
Total assets	3,985,459	4,033,632	5,384,248	6,679,630	7,961,357	1,160,700
Long-term bank loans, excluding current installments	50,000	—	100,000	50,000	675,454	98,476
Minority interests	487,491	544,526	724,311	654,687	693,296	101,077
Total stockholders’ equity	2,161,903	1,991,687	2,483,084	2,566,263	2,728,399	397,778

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	659,500	1,075,274	589,608	234,770	634,146	92,452
Capital expenditures(3)	174,850	372,775	552,902	515,359	323,781	47,205

(1)

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 6.8591 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on June 30, 2008 or any other date. The rate quoted by the People’s Bank of China at the close of business on December 29, 2006 was Rmb 7.8087 = US$1.00. The Renminbi has appreciated against the U.S. dollar since December 29, 2006.

(2)	Current assets less current liabilities.
(3)	Purchase of property, plant and equipment, lease prepayments and payment for construction in progress.

Dividends

Our principal source of cash flow has historically been our share of the dividends, if any, paid to us by Yuchai, as described under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

In May 1993, in order to finance further expansion, Yuchai sold shares to the Company, or Foreign Shares, and became a Sino-foreign joint stock company.

Chinese laws and regulations applicable to a Sino-foreign joint stock company require that before Yuchai distributes profits, it must (i) recover losses in previous years; (ii) satisfy all tax liabilities; and (iii) make contributions to the statutory reserve fund in an amount equal to 10% of net income for the year determined in accordance with generally accepted accounting principles in the PRC, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50.0% of the registered capital of Yuchai.

Any determination by Yuchai to declare a dividend will be at the discretion of Yuchai’s shareholders and will be dependent upon Yuchai’s financial condition, results of operations and other relevant factors. Yuchai’s Articles of Association provide that dividends shall be paid once a year. To the extent Yuchai has foreign currency available, dividends declared by shareholders at a shareholders’ meeting to be paid to holders of Foreign Shares (currently only us) will be payable in foreign currency, and such shareholders will have priority thereto. If the foreign currency available is insufficient to pay such dividends, such dividends may be payable partly in Renminbi and partly in foreign currency. Dividends allocated to holders of Foreign Shares may be remitted in accordance with the relevant Chinese laws and regulations. In the event that the dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with the relevant Chinese laws, regulations and policies.

The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Period	Dividend paid by the Company to its shareholders (per share)	Dividend paid by Yuchai to the Company(1) (in thousands)
2002	US$0.19	Rmb 245,766 (US$29,694)(2)
2003	US$2.08	Rmb 61,433 (US$7,422)
2004	Nil	Rmb 231,309 (US$27,906)(3)
2005	US$0.39	Rmb 72,282 (US$9,039)(4)
2006	US$0.02 (5)	Rmb 72,284 (US$9,598) (6)
2007	US$0.10(7)	Not yet declared

(1)

Dividends paid by Yuchai to us, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in US dollars (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for 2002, 2003, 2004, 2005 and 2006, the exchange rate used was Rmb 8.2767 = US$1.00, Rmb 8.2767 = US$1.00, Rmb 8.2765 = US$1.00, Rmb 7.9967 = US$1.00 and Rmb 7.5310 = US$1.00, respectively.

(2)

The dividend declared for 2002 by Yuchai was paid to us in 2003 following the execution of the July 2003 Agreement (as defined in “Item 4. Information on the Company — History and Development — Reorganization Agreement”).

(3)	The dividend declared for 2004 by Yuchai was paid to us in 2005 following the execution of the Reorganization Agreement.
(4)

On June 26, 2006, Yuchai declared a dividend to all shareholders in respect of the fiscal year ended December 31, 2005 and the amount attributable to the Company was Rmb 72.3 million (US$9.0 million). We received this dividend on July 28, 2006.

(5)	On December 4, 2006, we declared an interim dividend to all shareholders in respect of the fiscal year ended December 31, 2006. This dividend was paid to the shareholders on December 28, 2006.
(6)	The dividend declared for 2006 by Yuchai was paid to us on September 17, 2007.
(7)

On September 28, 2007, we declared a second interim dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2006. This dividend was paid to the shareholders on October 24, 2007.

Historical Exchange Rate Information

On December 29, 2006, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 7.8041 = US$1.00. On December 31, 2007, the noon buying rate was Rmb 7.2946 = US$1.00. On June 30, 2008, the noon buying rate was Rmb 6.8591 = US$1.00.

The following tables set forth certain information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rate(1) (Rmb per US$1.00)
Period	High	Low
November 2007	7.4582	7.3800
December 2007	7.4120	7.2946
January 2008	7.2946	7.1818
February 2008	7.1973	7.1100
March 2008	7.1075	7.0105
April 2008	7.0185	6.9840
May 2008	7.0000	6.9377
June 2008	6.9633	6.8591

	Noon Buying Rate(1) (Rmb per US$1.00)
Period	Period End	Average(2)	High	Low
2002	8.2800	8.2772	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1734	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008 (through June 30, 2008)	6.8951	7.0152	7.2946	6.8591

(1)

The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of 2006 was Rmb 7.8087, compared with Rmb 7.9579 for the noon buying rate (average) for the year ended December 31, 2006. The PBOC rate at the end of 2007 was Rmb 7.0000, compared with Rmb 7.5806 for the noon buying rate (average) for the year ended December 31, 2007.

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.

Risk Factors

Risks relating to our company and our business

Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.

We own 76.4% of the outstanding shares of Yuchai, and one of our primary sources of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber Investments Limited, or Coomber, entered into the Reorganization Agreement in April 2005, as amended in December 2005 and November 2006, and agreed on a restructuring plan for our company intended to be beneficial to our shareholders. In June 2007, we, along with Yuchai, Coomber and the State Holding Company, entered into the Cooperation Agreement. The Cooperation agreement amends certain terms of the Reorganization Agreement and as so amended, incorporates the terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the State Holding Company to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million that was due from Yuchai. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.” No assurance can be given as to when the business expansion requirements relating to Yuchai as contemplated by the Reorganization Agreement and the Cooperation Agreement will be fully implemented, or that implementation of the Reorganization Agreement and the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.

In addition, the Reorganization Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. One of the goals of this business expansion and diversification plan is to reduce our financial dependence on Yuchai. Thus far, we have acquired strategic stakes in TCL and HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Nonetheless, no assurance can be given that we will be able to successfully expand and diversify our business. We may also not be able to continue to identify suitable acquisition opportunities, or secure funding to consummate such acquisitions or successfully integrate such acquired businesses within our operations. Any failure to implement the terms of the Reorganization Agreement and Cooperation Agreement, including our continued expansion and diversification, could have a material adverse effect on our financial condition, results of operations, business or prospects. Additionally, although the Cooperation Agreement amends certain provisions of the Reorganization Agreement and also acknowledges the understandings that have been reached between us and the State Holding Company to jointly undertake efforts to expand and diversify the business of Yuchai, no assurance can be given that we will be able to successfully implement those efforts or as to when the transactions contemplated therein will be consummated.

We have and may continue to experience disagreements and difficulties with the Chinese shareholders in Yuchai.

Although we own 76.4% of the outstanding shares of Yuchai, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s Chinese shareholders regarding our investment in Yuchai, we may have to rely on the Chinese legal system for remedies. The Chinese legal system may not be as effective as compared to other more developed countries such as the United States. See “— Risks relating to Mainland China — The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.” We have in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s Chinese shareholders in the daily management and operation of Yuchai. We have, in the past also experienced problems from time to time in obtaining the assistance and cooperation of the State Holding Company in dealing with other various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement, the Reorganization Agreement and the Cooperation Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors. Yuchai’s Articles of Association have been amended and such amended Articles of Association entitle the Company to elect nine of Yuchai’s 13 directors, thereby reaffirming the Company’s right to effect all major decisions relating to Yuchai. However, Yuchai’s amended Articles of Association are not yet effective pending approval of the Ministry of Commerce, PRC. While Yuchai has affirmed the Company’s continued rights as Yuchai’s majority shareholder and authority to direct the management and policies of Yuchai, no assurance can be given that disagreements and difficulties with Yuchai’s management and/or Yuchai’s Chinese shareholders will not recur, including implementation of the Reorganization Agreement and the Cooperation Agreement, corporate governance matters or related party transactions. Such disagreements and difficulties could ultimately have a material adverse impact on our consolidated financial position, results of operations and cash flows.

We have identified material weaknesses in our internal control over financial reporting and have been required to restate our historical financial statements in the past. We cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements in the future, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

In Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2005, we restated our consolidated financial statements for the year ended December 31, 2005 and reported material weaknesses in our internal control over financial reporting and concluded that as of December 31, 2005, our disclosure controls and procedures were not effective. In addition, in connection with management’s ongoing assessment of the effectiveness of our internal control over financial reporting for the period covered by this Annual Report, management has identified material weaknesses in our internal control over financial reporting and has concluded that as of December 31, 2006, our disclosure controls and procedures and internal control over financial reporting were not effective. See “Item 15T — Controls and Procedures.”

Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Although the assessment by the Company’s management of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 is continuing, the Company’s management currently expects to disclose one or more material weaknesses in its internal control over financial reporting.

Any failure to maintain or improve existing controls or implement new controls could result in additional material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. In addition, any such failure could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

Our exposure to the Dongfeng Group has had, and could continue to have, a material adverse effect on our business, financial condition and results of operation.

Our sales are concentrated among the Dongfeng Group which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2006, sales to the Dongfeng Group accounted for 21.7% of our total net revenues, of which sales to our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 9.9%. Although we consider our relationship with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our financial condition, results of operations, business or prospects.

In addition, we are dependent on the purchases made by the Dongfeng Group from us and have exposure to their liquidity arising from the high level of accounts receivable from them. We cannot assure you that the Dongfeng Group will be able to repay all the money they owe to us. In addition, the Dongfeng Group may not be able to continue purchasing the same volume of products from our company which would reduce our overall sales volume.

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

The diesel engine industry in China is highly competitive. We compete with many other China domestic companies, most of which are state-owned enterprises. Some of our competitors have formed joint ventures with or have technology assistance relationships with foreign diesel engine manufacturers or foreign engine design consulting firms and use foreign technology that is more advanced than ours. We expect competition to intensify as a result of:

•	improvements in competitors’ products;

•	increased production capacity of competitors;

•	increased utilization of unused capacity by competitors; and

•	price competition.

In addition, if restrictions on the import of motor vehicles and motor vehicle parts into China are reduced, foreign competition could increase significantly.

In the medium-duty diesel engine market, our 6108 medium-duty engine, introduced in 1997, has been competing with the 6110 medium-duty engine offered by our competitors. We cannot assure you, however, that we will be able to maintain or improve our current market share or develop new markets for our medium-duty diesel engines. Based on current industry trends, although there is a perceived shift in the market demand from medium-duty engines to heavy-duty diesel engines, general credit tightening by banks may however affect this trend. In 2006, 6108 medium-duty engine sales volumes declined 53.1% compared to its sales in 2005. In 2007, however, 6108 medium-duty engine sales volumes improved approximately 85% compared to its sales in 2006. With the improved highway road system as a result of the Chinese government’s investment in infrastructure, truck market sales growth is trending towards heavy-duty engines.

In the heavy-duty diesel engine market, we introduced the 6112 heavy-duty engine in late 1999. Due to a delay in the commercial production of the 6112 engine, however, we were not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is price-sensitive. We commenced engine development of the 6L heavy-duty engine (formerly referred to as 6113) in 2003 and introduced the 6M heavy-duty engine family for heavy-duty trucks and passenger buses in 2004. We cannot assure you that our 6112, 6L or 6M heavy-duty engines will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.

In the light-duty diesel engine market, our 4108, 4110 and 4112 light-duty engines introduced in 2000 were met with weak consumer demand due to strong competition and a high pricing structure. Yuchai’s first sales of the 4F engines occurred in March 2005. Yuchai expects growth of this new engine to strengthen over the next few years and become a significant contributor to sales growth for Yuchai. Although there had been an increase in sales of our 4-Series engines from 2003 to 2007, this has been primarily due to the average selling price of the 4-Series engines being lower than the medium and heavy-duty diesel engines, thereby making the 4-Series more affordable to the buyers especially due to the credit tightening by banks in China. In 2006, the 4-Series engines continued a healthy growth of 18.5% over 2005 in unit sales amid increasing selling price pressure due to strong growth in light-duty engine truck sectors and the Chinese government’s subsidy to the agriculture sector. In 2007, the 4-Series engines had a growth of approximately 56% in unit sales over 2006. We cannot assure you that we will be able to continue to improve our market share for light-duty diesel engines, and we may, in the future, decide to cease production of one or more of the models we are currently producing.

Our long-term business prospects will depend largely upon our ability to develop and introduce new or improved products at competitive prices. Our competitors in the diesel engine markets may be able to introduce new or improved engine models that are more favorably received by customers. Competition in the end-use markets, mainly the truck market, may also lead to technological improvement and advances that render our current products obsolete at an earlier than expected date, in which case we may have to depreciate or impair our production equipment more rapidly than planned. Failure to introduce or delays in the introduction of new or improved products at competitive prices could have a material adverse effect on our financial condition, results of operations, business or prospects.

Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth or adequately manage our growth.

We have achieved consistent growth in net sales during the last five fiscal years, with net sales increasing by 4.2% from 2004 to Rmb 5,816.7 million in 2005 and by 19.0% to Rmb 6,920.5 million (US$1,009.0 million) in 2006. We cannot assure you that we can continue to increase our net sales or maintain our present level of net sales. For example, during 2005, we increased production capacity to approximately 290,000 units after the completion of our second foundry and the new 6L and 6M heavy-duty engines lines, and we may not be able to increase our net sales commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued economic growth in China.

In addition, we cannot assure you that we will be able to properly manage any future growth, including:

•	obtaining the necessary supplies, including the availability of raw materials;

•	hiring and training skilled production workers and management personnel;

•	manufacturing and delivering products for increased orders in a timely manner;

•	maintaining quality standards and prices;

•	controlling production costs; and

•	obtaining adequate funding on commercially reasonable terms for future growth.

Furthermore, we have acquired in the past, and may acquire in the future, equity interests in engine parts suppliers and logistics and marketing companies. If we are unable to effectively manage or assimilate these acquisitions, our financial condition, results of operations, business or prospects could be adversely affected. See “Item 4. Information on the Company — Business Overview — Manufacturing.”

The diesel engine business in China is dependent in large part on the performance of the Chinese economy, as well as Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese economy, as well as Chinese government policies affecting our business.

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

The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. For example, in 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects and increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines, continued to increase from 2002 to 2004. In 2005, however, sales for trucks and other commercial vehicles declined by approximately 1.0% due to a credit tightening policy by the Chinese government. In 2006, sales for commercial vehicles increased 14.2% due to the strong economic growth achieved and continued investment in infrastructure building by the Chinese government. (Source: China Automotive Industry Newsletter for 2006). In 2007, sales for commercial vehicles increased by approximately 26.0% due to the continued economic growth in China. (Source: China Automotive Industry Newsletter for 2007) However, we cannot assure you that the Chinese government will not change its policy in the future to de-emphasize the use of diesel engines, and any such change will adversely affect our financial condition, results of operations, business or prospects. For example, the Chinese government has from time to time introduced measures to avoid overheating in certain sectors of the economy, including tighter bank lending policies and increases in bank interest rates. See “— Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position.”

If we are not able to continuously improve our existing engine products and develop new diesel engine products or successfully enter into other market segments, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.

As the Chinese automotive industry continues to develop, we will have to continuously improve our existing engine products, develop new diesel engine products and diversify into other market segments in order to remain competitive. As a result, our long-term business prospects will largely depend upon our ability to develop and introduce new or improved products at competitive prices as well as the success of any entry into new market segments. Future products may utilize different technologies and different market segments may require knowledge of markets that we do not currently possess. Moreover, our competitors may be able to introduce new or improved engine models that are more favorably received by customers than our products. Any failure by our company to introduce, or any delays in the introduction of, new or improved products at competitive prices or any delay or failure to enter into other market segments could have a material adverse effect on our financial condition, results of operations, business or prospects.

As the Chinese automotive industry continues to develop, we will have to continuously improve our existing engine products, develop new diesel engine products and enter into new market segments in order to remain competitive. As a result, our long-term business prospects will largely depend upon our ability to develop and introduce new or improved products at competitive prices and enter into new market segments. Future products may utilize different technologies and may require knowledge of markets that we do not currently possess. Moreover, our competitors may be able to introduce new or improved engine models that are more favorably received by customers than our products or enter into new markets with an early-entrant advantage. Any failure by our company to introduce, or any delays in the introduction of, new or improved products at competitive prices or entering into new market segments could have a material adverse effect on our financial condition, results of operations, business or prospects.

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Co., Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province. The joint venture companies will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. See “Item 4. Information on the Company – Products – New Products” for more information. There can be no assurance that these joint ventures will be successful or profitable.

If China’s inflation worsens or the prices of energy or raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation. Inflation and an increase in energy prices generally could cause our costs for raw materials required for the production of products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs along to customers.

We may be unable to obtain sufficient financing to fund our capital requirements which could limit our growth potential.

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

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. See “Item 5. Our Operating and Financial Review and Prospects — Liquidity and Capital Resources.” A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars, Singapore dollars or Renminbi. An increase in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollars and US dollars, may increase our borrowing costs or the availability of funding and could affect our financial condition, results of operations, business or prospects. In particular, our financial condition, results of operations, business or prospects could be adversely affected by a devaluation of the Renminbi. In addition, an increase in interest rates may reduce the fair value of the debt securities issued by HLGE.

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollar. From July 20, 2005 to December 29, 2006, Renminbi appreciated about 5.7% against the US dollar, and has appreciated since then. On December 29, 2006, the noon buying rate was Rmb 7.8041 = US$1.00, and on June 30, 2008, the noon buying rate was Rmb 6.8591 = US$1.00. Since we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.

We may be adversely affected by environmental regulations.

We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

The manufacture and sales of Euro 0 and Euro I engines in major urban areas became unlawful after August 31, 2004. After that date, the engines equipped with Euro 0 and Euro I engines are not permitted to be sold and used in major urban areas. The manufacture and sale of Euro II engines is also being progressively phased out starting June 30, 2008 and the PRC emission standard equivalent to Euro III is expected to be implemented progressively throughout China from 2008. There can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

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

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

Our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 7,913,769, or 21.2%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.0% of the outstanding shares of our Common Stock and is, and has since August 2002 been, the registered holder of the special share. Hong Leong Asia also owns, and has since May 2005 owned, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 0.2% of the outstanding shares of our Common Stock. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment, group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our bye-laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders.

As described above, HL Technology, a subsidiary of Hong Leong Asia, owns 7,831,169 shares of our Common Stock, as well as the special share. If HL Technology reduces its shareholding to less than 7,290,000 shares of our Common Stock, our Bye-Laws provide that the special share held by HL Technology will cease to carry any rights, and Hong Leong Asia may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — The Special Share.” We believe that our only other significant shareholder is Coomber. If HL Technology sells or disposes of all of the shares of our Common Stock, we cannot determine what control arrangements will arise as a result of such sale or disposal (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our financial condition, results of operations, business, prospects or share price.

In addition, our financing arrangements have a covenant requiring Hong Leong Asia to retain ownership of the special share and that we remain a principal subsidiary (as defined in such arrangements) of Hong Leong Asia. A breach of that covenant may require us to pay all outstanding amounts under those financing arrangements. There can be no assurance that we will be able to pay such amounts or obtain alternate financing.

The market price for our Common Stock may be volatile.

In recent periods, there has been volatility in the market price for our Common Stock. The market price could fluctuate substantially in the future in response to a number of factors, including:

•	our interim operating results;

•	the availability of raw materials used in our engine production, particularly steel and cast iron;

•

the public’s reaction to our press releases and announcements and our filings with the Securities and Exchange Commission, or SEC, in particular the restatement of our 2005 financial statements and identification of material weaknesses in our internal control over financial reporting;

•	changes in financial estimates or recommendations by stock market analysts regarding us, our competitors or other companies that investors may deem comparable;

•	operating and stock price performance of our competitors or other companies that investors may deem comparable;

•	changes in general economic conditions;

•	future sales of our Common Stock in the public market, or the perception that such sales could occur;

•	the announcement by us or our competitors of a significant acquisition; or

•	increases in labor and other costs.

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

Since the late 1970s, the Chinese government has been reforming the Chinese economic system from a planned economy to a market-oriented economy. In recent years, the Chinese government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the Chinese economy and a higher level of management autonomy. These reforms have resulted in significant economic growth and social progress, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. For example, the Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb property, stock market speculation and inflation. In August 2007, the Chinese government increased its capital reserve requirements for banks in an effort to control liquidity and slow down loan growth. In addition, the Chinese government has also in the past attempted to control inflation by controlling the prices of basic commodities. Severe measures or other actions by the Chinese government, such as placing additional controls on the prices of diesel and diesel-using products, could restrict our business operations and adversely affect our financial position. Although we believe that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect in the longer term on economic development in Mainland China and that we will continue to benefit in the longer term from these policies and measures, these policies and measures may, from time to time, be modified or reversed. Adverse changes in economic and social conditions in Mainland China, in the policies of the Chinese government or in the laws and regulations in Mainland China, could have a material adverse effect on the overall economic growth of Mainland China and in infrastructure investment in Mainland China. These developments could adversely affect our financial condition, results of operations and business, by reducing the demand for our products.

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

The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedent value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general including, for example, with respect to corporate organization and governance, foreign investments, commerce, taxation and trade. Legislation over the past 27 years has significantly enhanced the protection afforded to various forms of foreign investment in Mainland China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties and may not be consistent or predictable as in other more developed jurisdictions which may limit the legal protection available to foreign investors.

Our operations in China are subject to PRC regulations governing PRC companies. These regulations contain provisions that are required to be included in the articles of association of PRC companies and are intended to regulate the internal affairs of these companies. The PRC Company Law and these regulations, in general, and the provisions for the protection of shareholders’ rights and access to information, in particular, are less developed than those applicable to companies incorporated in the United States, Hong Kong or other developed countries or regions. In addition, the interpretation of PRC laws may be subject to policy changes which reflect domestic political changes. As China’s legal system develops, the promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may have an adverse effect on our prospects, financial condition and results of operations.

At the National People’s Congress held in March 2007, the Chinese government confirmed it intends to continue to implement a prudent fiscal and monetary policy so as not to over stimulate domestic demand. The Chinese government has also on various occasions reiterated its policy of furthering reforms in the socialist market economy and to increase the wealth of the rural population through development and subsidies programs. No assurance can be given that these changes will not have an adverse effect on business conditions in China generally or on our business in particular.

We may not freely convert Renminbi into foreign currency, which could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.

Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiary, Yuchai, and are denominated in Renminbi, while a portion of our indebtedness is, or in the future may be, denominated in US dollars and other foreign currencies. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment, overseas borrowings by Chinese entities and proceeds of overseas public offering by Chinese entities. Some of the conversions between Renminbi and foreign currency under capital account are subject to the prior approval of the State Administration for Foreign Exchange, or SAFE.

Our Chinese operating subsidiary, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions,” including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account (subject to a cap approved by SAFE) to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

Outbreaks of infectious diseases, such as severe acute respiratory syndrome (SARS) and the Avian flu, in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was brought under control during 2003, there have been a number of cases reported in China and elsewhere in the Asia region since that outbreak. In addition, an infectious strain of influenza known as the Avian flu has also been reported from time to time in China, Hong Kong and other parts of Asia. Outbreaks of infectious diseases such as these could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.

Risks relating to our investments in HLGE and TCL

As of December 31, 2006, we had a 45.4% interest in HLGE and a 36.6% interest in TCL. As of June 30, 2008, we had a 45.4% interest in HLGE and a 34.4% interest in TCL. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Set forth below are risks related to our equity interests in these entities.

The HLGE group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.

The HLGE group operates hotels primarily in the PRC and Malaysia. The HLGE group’s financial performance is dependent on the performance of each of the hotels it operates. The HLGE group’s hotel ownership and management business are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:

•

changes to the international, regional and local economic climate and market conditions (including, but not limited to; changes to regional and local populations, changes in travel patterns and preferences, and oversupply of or reduced demand for hotel rooms that may result in reduced occupancy levels and performance for the hotels it operates);

•

changes to the political, economic, legal or social environments of the countries in which the HLGE group operates (including developments with respect to inflation, interest rates, currency fluctuations, governmental policies, real estate laws and regulations, taxation, fuel costs and expropriation);

•

increased threat of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists;

•

changes in laws and governmental regulations (including those relating to the operation of hotels, preparation and sale of food and beverages, occupational health and safety working conditions and laws and regulations governing its relationship with employees);

•

competition from other international, regional and independent hotel companies, some of which may have greater name recognition and financial resources than the HLGE group (including competition in relation to hotel room rates, convenience, services or amenities offered);

•	losses arising out of damage to the HLGE group’s hotels, where such losses may not be covered by the insurance policies maintained by the HLGE group;

•

increases in operating costs due to inflation, labor costs (including the impact of unionization), workers’ compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences;

•	fluctuations in foreign currencies arising from the HLGE group’s various currency exposures;

•	dependence on leisure travel and tourism;

•

the outbreak of communicable diseases, such as the Avian flu, which if not contained, could potentially adversely affect the operations of the HLGE group and its business in the hospitality industry; and

•	adverse effects of a downturn in the hospitality industry.

The above factors may materially affect the performance of those hotels and the profitability and financial condition of the HLGE group.

The hospitality business is a regulated business.

The operation of hotels in the PRC and Malaysia is subject to various laws and regulations. The withdrawal, suspension or non-renewal of any of the hotels’ licenses, or the imposition of any penalties, as a result of any infringement or non-compliance with any requirement, will have an adverse impact on the business and results of operations of the hotels that the HLGE group operates. Further, any changes in such laws and regulations may also have an impact on the businesses at the hotels and result in higher costs of compliance. In addition, any failure to comply with these laws and regulations could result in the imposition of fines or other penalties by the relevant authorities. This could have an adverse impact on the revenues and profits of HLGE group or otherwise adversely affect the operations of the hotels.

The TCL group’s recently announced strategy of repositioning its principal business from consumer electronics distribution to real estate and related infrastructure investment in pan-Asian region, if approved by its shareholders, may not be successful.

TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of the core activity of the Company going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. There can be no assurance that such approvals will be obtained. Even if such approvals are obtained, there is no assurance that this repositioning of TCL’s business will be successful or profitable.

The TCL group’s principal business involves the distribution of third party branded and proprietary branded consumer electronic products with operations mainly in the PRC (including Hong Kong). This business is highly competitive and faces significant competition from other renowned brands.

The TCL group faces intense competition from a large number of established companies and emerging companies in the consumer electronics market and it expects this competition to continue or even intensify as the consumer electronic market evolves.

The consumer electronic markets in which the TCL group operates are characterized by frequent product introductions, short product lifecycles, aggressive pricing practices and downward pressure on gross margins. Many of the TCL group’s current and potential competitors have substantially greater resources including financial, manufacturing, marketing and distribution resources. Some of the TCL group’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases.

The TCL group’s competitors may be able to adapt more quickly to new technologies and changes in consumer preferences by introducing new products at competitive prices, which may result in loss of market share by the TCL group and may force the TCL group to lower price on the products it distributes, which may result in reduced margins for those products. These competitive pressures may also cause the TCL group’s potential customers to delay or defer their purchasing decisions in anticipation of potential new products, lowering prices, or both. If the TCL group is not able to compete successfully in the future with its existing or potential competitors, there will be a material adverse effect on the TCL group’s business and financial results.

Consumer spending patterns for products such as consumer electronics are affected by, among other things, prevailing economic conditions, currency fluctuations, wage rates, inflation, consumer confidence and consumer perception of economic conditions. A general slowdown in the economy of the PRC specifically or the consumer electronics industry globally or an uncertain economic outlook could have a material adverse effect on the sales of the TCL group.

Both the HLGE group and the TCL group may need to raise additional capital for growth.

Each of the HLGE group and the TCL group will require funds for its core businesses and to invest in future growth opportunities. There is no assurance that either the HLGE group or the TCL group would be able to generate sufficient internal funds to finance such endeavors. Accordingly, the HLGE group and/or the TCL group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE or TCL may dilute our equity interests in HLGE and TCL, respectively. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain additional financing where such financing is required on acceptable terms, will adversely affect the HLGE group’s and/or the TCL group’s business, financial performance and financial position and the HLGE group’s and/or the TCL group’s ability to pursue its growth plans.

The HLGE group may be unable to raise sufficient funds to pay our debt.

The HLGE group will require funds to repay its outstanding debt owed to us. There is no assurance that the HLGE group would be able to generate sufficient internal funds to redeem the outstanding bonds held by us. Failure to obtain sufficient funds to repay outstanding debt will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to redeem its outstanding bonds held by us which could have an adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY.

This section includes certain 2007 data regarding the Company that is derived from unaudited estimated information.

History and Development

The Company

China Yuchai International Limited is a Bermuda holding company established on April 29, 1993 to own a controlling interest in Yuchai. We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. We operate as an exempted company limited by shares under The Companies Act 1981 of Bermuda. Our principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581. Our telephone number is (+65) 6220-8411. Our transfer agent and registrar in the United States is BNY Mellon Shareowner Services. On March 7, 2008, we registered a branch office of the Company in Singapore.

Until August 2002, we were controlled by Diesel Machinery, a company that was 53.0% owned by Hong Leong Asia, through its wholly-owned subsidiary, Hong Leong China. Hong Leong China owns HL Technology which held shares in us through Diesel Machinery. Diesel Machinery was also 47.0% owned by China Everbright Holdings Company Limited, or China Everbright Holdings, through its wholly-owned subsidiary, Coomber. Hong Leong Asia, a company listed on the Singapore Exchange Securities Trading Limited, or Singapore Exchange, is part of the Hong Leong Investment group, which was founded in 1941 by the Kwek family of Singapore and remains one of the largest privately-controlled business groups in Southeast Asia. China Everbright Holdings is a state-owned enterprise of China. In 2002, China Everbright Holdings and Coomber gave notice to Diesel Machinery and the other shareholders of Diesel Machinery to effect a liquidation of Diesel Machinery. As a result of the liquidation, Hong Leong Asia acquired the special share through HL Technology which entitles Hong Leong Asia to elect a majority of our directors and also to veto any resolution of our shareholders. China Everbright Holdings sold its shareholding in Coomber, which held shares of our Common Stock, in October 2002 to Goldman Industrial Limited, or Goldman, and China Everbright Holdings is no longer a shareholder of our company. Goldman was a subsidiary of Zhong Lin Development Company Limited, or Zhong Lin, an investment vehicle of the city government of Yulin in Guangxi, China until September 29, 2006 when Zhong Lin sold its shareholding in Goldman to the State Holding Company.

We provide certain management, financial planning and other services to Yuchai and have designated eight persons in key management positions, including two Sarbanes-Oxley managers, to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.

To our knowledge, since January 1, 2006, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor, except as described in “Item 5. Operating and Financial Review and Prospects — Business Diversification and Business Plan,” have we made any public takeover offers in respect of the shares of other companies.

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai.

In March 2005, we acquired a 15.0% interest in the then capital of TCL through our wholly-owned subsidiary, Venture Delta Limited, or Venture Delta. We have since increased our shareholding in TCL through various transactions, and as of December 31, 2006, we had a 36.6% interest in the outstanding ordinary shares of TCL.

As part of the business expansion and diversification plan, in February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star Services Ltd., or Grace Star, and Venture Lewis Limited, or Venture Lewis. We have since increased our shareholding in HLGE following the conversion of the preference shares held by Grace Star into ordinary shares of HLGE, and as of December 31, 2006, we had an interest of 45.4% of the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

We have seven directly wholly-owned subsidiaries which hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market;

•	As of June 30, 2008, we had a 45.4% interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia; and

•

As of June 30, 2008, we had a 34.4% interest in TCL as a result of issuance of additional ordinary shares by TCL pursuant to the exercise of options and convertible securities. As of December 31, 2006, we had a 36.6% interest in TCL. The TCL group primarily conducts distribution of consumer electronic products with operations mainly in the PRC (including Hong Kong). TCL also has other business activities relating to contract manufacturing, property development and investment in the PRC.

HLGE and TCL are each listed on the Singapore Exchange.

We account for Yuchai as a subsidiary and hence its financial statements are consolidated into our financial statements. We account for our investments in the ordinary shares of HLGE and TCL as affiliated companies using the equity method. An affiliated company is an entity in which we do not have a controlling financial interest but we have the ability to exercise significant influence over its financial and operating policy decisions.

In order to finance the acquisition of shares and bonds of TCL and HLGE, as well as other strategic acquisitions which we may consider from time to time as part of our business diversification strategy, in February 2005, we issued $25.0 million in principal amount of convertible bonds due 2012 in a private placement. Upon the conversion of the convertible bonds by the bondholders, we issued 1,927,673 shares of our Common Stock in June 2005.

Yuchai

Yuchai is a diesel engine manufacturer in China and also produces diesel power generators and diesel engine parts. Yuchai is located in Yulin City, Guangxi Zhuang Autonomous Region in southern China, approximately 280 miles west of Hong Kong. With a population of approximately 6.0 million, greater Yulin City is believed to be the sixth largest city in Guangxi Zhuang Autonomous Region.

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

As a result of this restructuring, Yuchai was incorporated as a joint stock company in July 1992 and succeeded the machinery business of Yulin Diesel. All of Yulin Diesel’s businesses, other than its machinery business, as well as certain social service related operations, assets, liabilities and employees (for example, cafeterias, cleaning and security services, a hotel and a department store), were transferred to the State Holding Company. The State Holding Company also became the majority shareholder of Yuchai through its ownership stake of approximately 104 million shares of Yuchai, or State Shares. The State Holding Company is owned by the Guangxi local government. In connection with its incorporation, Yuchai also issued 7 million shares to various Chinese institutional investors, or Legal Person Shares.

In May 1993, in order to finance further expansion, Yuchai sold shares to the Company, or Foreign Shares, and became a Sino-foreign joint stock company.

Our initial shareholders, consisting of HL Technology, Sun Yuan Overseas (BVI) Ltd., or Sun Yuan BVI, the Cathay Investment Fund, Limited, or Cathay, GS Capital Partners L.P., or GSCP, and Coomber, then a wholly-owned subsidiary of China Everbright Holdings and, thus, controlled by China Everbright International Limited, or China Everbright International, made their initial investments in Yuchai in May 1993, when their respective wholly-owned subsidiaries purchased for cash in the aggregate 200 million newly-issued shares of Yuchai (51.3% of the then-outstanding Yuchai Shares). These shareholders exchanged with the Company their shareholdings in their wholly-owned subsidiaries, six companies which held Foreign Shares of Yuchai, for 20 million shares of our Common Stock (after giving effect to a 10-for-1 stock split in July 1994, or the Stock Split). In connection therewith, Yuchai became a Sino-foreign joint stock company and became subject to the laws and regulations relating to joint stock limited liability companies and Sino-foreign joint venture companies in China. Foreign Shares may be held by and transferred to non-Chinese legal and natural persons, subject to the approval of the Ministry of Commerce, or MOC, the successor entity to the Ministry of Foreign Trade and Economic Cooperation of China, or MOFTEC. Foreign Shares are entitled to the same economic rights as State Shares and Legal Person Shares. State Shares are shares purchased with state assets by government departments or organizations authorized to represent state investment. Legal Person Shares are shares purchased by Chinese legal persons or institutions or social groups with legal person status and with assets authorized by the state for use in business.

In November 1994, we purchased from an affiliate of China Everbright Holdings 78,015,500 Foreign Shares of Yuchai in exchange for the issuance of 7,801,550 shares of our Common Stock (after giving effect to the Stock Split), or the China Everbright Holdings Purchase. The 78,015,500 Foreign Shares of Yuchai held by Earnest Assets Ltd, a subsidiary of China Everbright Holdings and China Everbright International before its sale to us, had been originally issued as Legal Person Shares and State Shares and were converted to Foreign Shares, pursuant to approvals granted by MOFTEC. As a result, the Company became the owner of each of these six companies: Hong Leong Technology Systems (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd., Cathay Diesel Holdings Ltd., Goldman Sachs Guangxi Holdings (BVI) Ltd., Youngstar Holdings Limited and Earnest Assets Limited.

In December 1994, we sold 7,538,450 shares of Common Stock in our initial public offering and used substantially all of the proceeds to finance our six wholly-owned subsidiaries’ purchase of 83,404,650 additional Foreign Shares in Yuchai.

In connection with our purchase, through our six wholly-owned subsidiaries, of additional Foreign Shares in Yuchai with proceeds of our initial public offering, Yuchai offered additional shares pro rata to its other existing shareholders (30 shares for each 100 shares owned) in accordance with such shareholders’ pre-emptive rights, and each of our subsidiaries was able to acquire these additional Foreign Shares in Yuchai. Such pro rata offering (including the offering to the Company) is referred to herein as the “Yuchai Offering.” Certain Legal Person shareholders subscribed for additional shares in the Yuchai Offering. The State Holding Company informed Yuchai at the time that it would not subscribe for any of its portion of Yuchai Shares (31,345,094 shares) in the Yuchai Offering. In order to obtain MOFTEC’s approval of the Yuchai Offering, the State Holding Company was given the right by Yuchai’s Board of Directors to subscribe for approximately 31 million shares of Yuchai at a price of Rmb 6.29 per share at any time prior to December 1998. This was because provisional regulations of the State Administration Bureau of State Property, or SABSP, and the State Committee of Economic System Reform, or SCESR, published in November 1994, imposed on any holder of state-owned shares certain obligations to protect its interest in any share offering. Under such regulations, the State Holding Company could have been required to subscribe for Yuchai Shares in the Yuchai Offering. Yuchai’s shareholders subsequently agreed to extend the duration of such subscription right to March 31, 2002 (the exercise of which would have reduced our ownership of Yuchai from 76.4% to 71.7%). The State Holding Company informed the shareholders of Yuchai that it had determined not to subscribe for additional Yuchai Shares and this determination was noted by the Yuchai Board of Directors on November 1, 2002. However, given the November 1994 provisional regulations of the SABSP and the SCESR, the SABSP, the SCESR and/or the MOC may take action against the State Holding Company, and there can be no assurance that any such action would not, directly or indirectly, have a material adverse effect on Yuchai or the Company.

Reorganization Agreement

On April 7, 2005, we entered into the Reorganization Agreement with Yuchai and Coomber, which is intended to be in furtherance of the implementation of the restructuring contemplated in the agreement dated July 19, 2003 between the Company and Yuchai with respect to the Company’s investment in Yuchai (the “July 2003 Agreement”), as amended and incorporated into the Cooperation Agreement on June 30, 2007. The terms of the Reorganization Agreement have also been acknowledged and agreed to by the State Holding Company. The Reorganization Agreement provides for the implementation of corporate governance guidelines approved by the directors and shareholders of Yuchai in November 2002 and outlines steps for the adoption of corporate governance practices at Yuchai conforming to international custom and practice. Pursuant to the Reorganization Agreement, Yuchai also acknowledged and affirmed our continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors.

Subsequent to the execution of the Reorganization Agreement, a number of steps have been taken by the parties thereto towards its implementation. For example, Yuchai’s directors and shareholders have confirmed that the amendments to Yuchai’s Articles of Association and corporate governance guidelines required to be adopted by Yuchai pursuant to the Reorganization Agreement have been ratified and implemented, and that steps are being taken to have such amendments and guidelines approved by the relevant Chinese authorities. Yuchai has also paid a consultancy fee of US$1.5 million to us in 2005. Yuchai has also declared and paid dividends to its shareholders from profits earned in the fiscal years ended December 31, 2003 and 2004, resulting in the Company receiving dividends of Rmb 231.3 million (US$27.9 million, based on an exchange rate of Rmb 8.29 to US$1.00), following which we declared dividends representing approximately 50% of the amount of dividends paid to us by Yuchai, as contemplated in Section 1.5(c) of the Reorganization Agreement. Yuchai declared dividends in respect of the fiscal year ended December 31, 2005 and the amount of Rmb 72.3 million due to the Company was received in 2006. Yuchai declared dividends in respect of the fiscal year ended December 31, 2006 and the amount of Rmb 72.3 million (US$10.5 million) was received in 2007.

Cooperation Agreement

On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and the State Holding Company. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates the terms of the Reorganization Agreement. The Reorganization Agreement was scheduled to terminate on June 30, 2007.

Pursuant to the amendments to the Reorganization Agreement, the Company agreed that the restructuring and spin-off of Yuchai would not be effected, and, recognizing the understandings that have been reached between the Company and the State Holding Company to jointly undertake efforts to expand the business of Yuchai, the Company would not seek to recover the anti-dilution fee of US$20 million from Yuchai.

The Cooperation Agreement provides that the parties will explore new business opportunities and ventures for the growth and expansion of Yuchai’s existing businesses. Although the parties to the Cooperation Agreement expect to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be consummated.

While various amendments to Yuchai’s Articles of Association had been ratified and adopted by Yuchai, these amendments are still in the process of being approved by the Ministry of Commerce, PRC. As of May 30, 2008, the parties were continuing to seek the required approvals.

During 2004, Yuchai granted loans of Rmb 205 million to YMLC, a subsidiary of Coomber, with an interest rate of 5.58% for one year. The loans were guaranteed by Coomber and the State Holding Company as guarantors (together, the “Guarantors”). The loans were repaid in 2005 and were subsequently re-loaned with a maturity date of June 1, 2007 and further extended to May 30, 2008. In July 2007, Yuchai’s Board of Director’s agreed in principle to a proposal by the State Holding Company to settle the amount due from YMLC, along with various other amounts receivable from YMLC (collectively, the “receivables”), by forgiving the receivables in exchange for the transfer of ownership of a hotel in Yulin, PRC and YMLC’s central office building in Guilin, PRC. Yuchai has, pursuant to a share transfer contract acquired all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) for Rmb 245.6 million in repayment of the Rmb 205 million loan. The balance of the consideration payable for the purchase of Yulin Hotel Company will be offset against certain trade receivables due from YMLC, the Guarantors and other related parties. The acquisition by Yuchai of Yulin Hotel Company was ratified by the Board of Directors of Yuchai and its shareholders subject to the original shareholders of Yulin Hotel Company obtaining approval for the transaction from the regulatory agency in China by November 30, 2008. If such approval from the regulatory agency in China is not obtained by November 30, 2008, Yuchai has the right to sell to the State Holding Company, who shall be obligated to buy, 100% of the equity in Yulin Hotel Company at the original purchase price of Rmb 245.6 million as set out in the share transfer contract. In the event that Yuchai elects to exercise this option and should the State Holding Company be unable to pay the entire purchase price of Rmb 245.6 million, whether in cash or in kind, the Company may have to make a provision for such amount as necessary. This condition is contained in the guarantee letter provided by the original shareholders of Yulin Hotel Company. As a result of the acquisition of 100% equity of Yulin Hotel Company, the loan agreements with YMLC have been terminated and the guarantees provided by the Guarantors have been discharged.

Product Development–Yuchai

The general market demand for trucks and buses has contributed to Yuchai’s significant growth since 2001, with the continued expansion of the highways and toll roads in China. Yuchai expects heavy-duty trucks to become an increasingly important means of freight transportation as road conditions and infrastructure in China improve. Both medium-duty and heavy-duty trucks are increasingly fitted with diesel engines because of their higher power, fuel efficiency and reliability as compared to gasoline engines. In addition, the Chinese government announced as a policy objective in 1994 that motor vehicles weighing five tons or more should principally have diesel engines after 2000 which are more efficient than gasoline engines. High powered and fuel efficient diesel engines are increasingly an important transportation means for ground freights as the manufacturing and distribution of goods spread throughout China.

New and refurbished highways, trade, tourism and mass transit have all contributed to the demand for trucks and buses in China and are factors that affect Yuchai’s growth and product development. In 2005, a majority of China’s diesel engines was using the Euro II emission standard. Yuchai’s production of Euro III compliant 6L, 6G and 4G electric control diesel engines competed directly with these Euro II engines. In the first half of 2006, Yuchai’s Euro III engines were introduced to the China domestic bus market. Yuchai’s Euro III engines are primarily sold in areas with stringent emission control such as Beijing, Guangzhou, Shenzhen and Macao.

Products

Yuchai produces light, medium and heavy-duty diesel engines, industrial diesel engines, diesel powered generators (Genset) and diesel parts. A majority of the production and sales volumes is from the medium-duty diesel engines for trucks with a load capacity of five to seven tons. Yuchai’s core medium-duty diesel engines products are its 6105 and 6108 medium-duty engines. In the heavy-duty sector Yuchai offers the 6112 engines and in the light-duty sector Yuchai offers the 4-series diesel engines.

New Products

The 2008 Beijing Olympics have led to an early implementation of the Euro IV standard. Yuchai’s competitors have introduced Euro IV engines in the market which are being used by two major bus companies in China. From May 2007, Yuchai’s Euro IV engines have been used by Jinghuai bus company. Yuchai Euro IV engine adapted the German Benz technology which has been tested by the market since 2004 and uses the selective catalytic reduction (“SCR”) resolution which has a higher sulfur content than the domestic diesel fuel. Yuchai’s latest Euro IV compliant engines include the BOSCH E-controlled common rail fuel injection system, the 6J-40/6L-40 series and the Delphi EUP fuel injection system 6L-40 series.

The following table sets forth the description of Yuchai’s new BOSCH E-controlled and Delphi EUP products;

EURO IV	Series	Description
BOSCH E-controlled	6J-40 6L-40

Yuchai believes that these products have improved energy efficiency and emission reduction, fully E-controlled, low operation cost, and high operating efficiency. Co-developed on the basis of German technology, BOSCH E-controlled common rail system, integral structure finite element, E-controlled pre-injection.

Delphi EUP	6L-40

Yuchai believes that these products have improved energy efficiency and emission reduction, fully E-controlled, low operating cost, and high operating efficiency. Co-designed and developed with German companies, higher power, higher reliability, low consumption and longer service life. The first heavy-duty diesel engine in China conforms to Euro IV standard, certified by the German TUV, in energy efficiency and emission reduction.

The following table sets forth the technical specifications of the 6J and 6L Euro IV diesel engines.

Type and Technical Specifications	YC6J	YC6J BoschCR	YC6L DelphiEUP
Type	Vertical, in-line, water-cooled, 4-stroke, turbo-charged and inter-cooled	Vertical, in-line, water-cooled, 4-stroke, turbo-charged and inter-cooled	Vertical, in-line, water-cooled, 4-stroke, turbo-charged, inter-cooled

No. of Cylinders	6	6	6

No. of Valves per cylinder	4	4	4

Displacement L	6.5	8.42	8.42

Fuel injection system	BOSCH E-controlled common rail	BOSCH common rail	Delphi EUP

After treatment system	BOSCH Selective Catalytic Reduction	Selective Catalytic Reduction (SCR)	Selective Catalytic Reduction

Compression ratio	17.5:1	17.5:1	17.5:1

Combustion chamber type	Direct injection	Direct injection	Direct injection

Rated power kW	132 - 180	191 - 243	177 - 243

Rated rotation speed rpm	2500	2200	2200

Max. torque N.m	650 - 890	1030 - 1280	950 - 1280

Max. Torque speed rpm	1200-1700	1200-1600	1200-1600

Max. continuous idling speed rpm	2700-2750	2450-2500	2450-2500

Idling speed rpm	600-650	650-700	650-700

Min. fuel consumption fully-loaded g/kW.h	≤195	≤193	≤193

Free-accelerated smoke level FSN	≤1.0	≤1.0	≤1.0

Emission Level	Euro IV	Euro IV	Euro IV

Lubricating Method	Pressure & Flash combined	Pressure & Flash combined	Pressure & Flash combined

Starting	Electric	Electric	Electric

In December 2006, Yuchai established a new wholly-owned subsidiary called Xiamen Yuchai Engines Co. Ltd. This new subsidiary was created to facilitate the construction of a new diesel engine assembly factory in Xiamen Fujian province in China. The projected assembly capacity for the initial phase is approximately 30,000 engines and is expected to incur investment costs of Rmb 186.0 million (US$27.1 million) for the new factory and equipment. This new factory is expected to be ready for commercial production by the fourth quarter of 2008.

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Co., Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. The location of the proposed joint venture was to be at Tiantai, Zhejiang Province in China. Yuchai was to be the largest shareholder followed by Geely as the second largest shareholder. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province. The joint venture companies (“JV Cos”) will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. The main product is a 4D2.0L diesel engine and the technology for this new diesel engine will be purchased by the JV Cos from Geely subject to certain specified design technology standards being met. The total design production capacity of both JV Cos will be 300,000 diesel units, with each JV Co starting with a capacity for 50,000 diesel engine units and then adding capacity to reach 150,000 units annually. Yuchai will be the controlling shareholder with 52 percent with Geely and Yinlun holding 30 percent and 18 percent shareholding respectively in both JV Cos. There can be no assurance that the proposed joint ventures, when established, will be successful. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new diesel engine products, or successfully enter into other market segments, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”

Products

The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4D, YC4E, YC4F, YC4G, YC6A, YC6G

Bus	YC6M Mono-fuel, YC6M, YC6L, YC6J, YC6J mono-fuel, YC6G

Construction	YC4B, YC4F, YC6J125G, YC6M, YC4108G/ZG, YC6108G/ZG

Agriculture	YC4AT, YC4BT, YC6AT, YC6BT, YC4BT, YC4F

Marine	YC6112, YC6015/08, YC4108C, YC6M, YC6A/6B

G-Drive	YC4D, YC6A190D(A8100), YC6A225D(A8500), YC6B125D, YC6B145D, YC6B180D, YC6B150D, YC6M, YC6T600L

The following table sets forth the technical specifications of our 4F engine, the 4110ZQ engine, the 6105 engine, the 6108 engine, the 6112 engine, the 6L engine and the 6M engines:

Type and Technical Specifications	4F Engine	4110ZQ Engine	6105 Engine	6108 Engine	6112 Engine	6L Engine*	6M Engine*
Type	4-stroke, turbo-charged, inner-cooling or water-cooling, in-line vertical	4-stroke, turbo-charged, water-cooling, in-line vertical	4-stroke, turbo-charged, water-cooling, in-line vertical	4-stroke, Water-cooling, in-line vertical	4-stroke, turbo-charged, inner-cooling, water-cooling, in-line vertical	4-stroke, turbo-charged, inner-cooling or water cooling, 4 valve per cylinder in-line vertical	4-stroke, turbo-charged, inner-cooling or water-cooling, 4 valve per cylinder in-line vertical
Rated Power	115 horsepower (66 – 85 kw)	136 horsepower (118 kw)	230 horsepower (170 kw)	240 horsepower (206 kw)	270 horsepower (221 kw)	350 horsepower (243 kw)	390 horsepower (288 kw)
Number of Cylinders	4	4	6	6	6	6	6
Cylinder Displacement	2.66L	4.257L	6.494L	7.255L	7.8L	8.424L	9.84L
Rated Speed	3200 r/min	2800 r/min	2500 r/min	2300 r/min	2400 r/min	2200 r/min	2100 r/min
Maximum Torque	300 N.m	392 N.m	810 N.m	1100 N.m	980 N.m	1400 N.m	1680 N.m
Speed at Maximum Torque	2200 r/min	1600 r/min	1700 r/min	1600 r/min	1500 r/min	1400 r/min	1600 r/min
Bore x Stroke	92 x 100 mm	110 x 112 mm	105 x 125 mm	108 x 132 mm	112 x 132 mm	113 x 140 mm	120 x 145 mm
Minimum Fuel Consumption	≤ 203 g/kw.h	< 200 g/kw.h	< 200 g/kw.h	< 196 g/kw.h	< 195 g/kw.h	< 198 g/kw.h	< 193 g/kw.h
Consumption Ratio of Oil to Fuel	≤ 0.2%	< 0.5%	< 0.1%	< 0.15%	< 0.1%	< 0.1%	< 0.1%
Noise	≤ 96 dB(A)	< 99 dB(A)	< 99 dB(A)	< 97 dB(A)	< 97 dB(A)	< 97 dB(A)	< 96 dB(A)
Smoke	≤ 2 Bosch	< 3.5 Bosch	< 2.5 Bosch	< 2.5 Bosch	< 2.5 Bosch	< 2 Bosch	< 2 Bosch
Net Machine Weight	320 kg	350 kg	650 kg	600 kg	700 kg	750 kg	880 kg
Dimensions (length x width x height)	800 x 576 x 767 mm	950 x 600 x 750 mm	1226 x 803 x 1012 mm	1234 x 800 x 1100 mm	1184 x 823 x 1040 mm	1330 x 800 x 1100 mm	1343 x 651 x 1095 mm

*	Yuchai’s 6L and 6M engines have a rated power ranging from 280 to 390 horsepower.

Light-Duty Diesel Engines

4-Series Light-Duty Diesel Engines

The 4-Series engines utilize much of the same technology as the 6112 heavy-duty engine, but are modified to produce short-range and reduced cylinder engines for lightweight cars and trucks. Despite their relatively small size (less than half the size of the 6112 engine), they have certain advantages of the 6112 engine, including reliability, high performance and a longer life span. The 4110Q engine is suitable for light vehicles and agricultural trucks. The 4110ZQ engine, with a low, Euro II compliant emission level and low noise levels, is suitable for light commercial vehicles and medium-size passenger vehicles. The 4-Series light-duty engines comprise the 4F, 4G, 4108, 4110, 4110Q, 4110ZQ and 4112 engines (collectively, the “4-Series engines”). Trial production of the 4-Series engines commenced in late 1999.

•

The 4110Q and 4110ZQ engines were developed primarily to compete in the light-duty diesel engine market. Sales of the 4110 engines in 2000 were weak due to strong competition, minor technical problems and a high pricing structure.

•	The 4108 engine was based on the 6105 and the 6108 engines. The 4108 engine is designed for light trucks and passenger vehicles and commercial production of the 4108 engine began in 2001.

•

The 4112 engine was primarily based on the 6112 engine and is designed for use in light- to medium-duty cargo trucks and buses. The 4112 engine also features a low emission level that is compliant with Euro II standards. Commercial production of the 4112 engine began in late 2001.

•

The 4F/4G engine is a four-cylinder, four-stroke engine with a rated power ranging from 90 to 115 horsepower. The 4F/4G diesel engines were developed based on technologies from Germany and Japan for mini buses, trucks and passenger cars. Trial production of 4F engines commenced in mid-2004.

Both the 4108 and 4112 engines experienced minor technical problems previously which have since been resolved. Significant improvements to the technical specifications of the 4-Series engines have resulted in higher customer acceptance resulting in consistent sales since 2004. The growth is mainly attributed to increased demand for light trucks and agricultural machinery, and the Chinese government’s subsidy in the agricultural sector. Yuchai expects the continuing growth of the 4-series engines to become a significant contributor to sales growth for Yuchai.

Medium-Duty Diesel Engines

6105 Medium-Duty Diesel Engines

The 6105 medium-duty engine is a six-cylinder, four-stroke engine that offers up to 230 horsepower. The 6105 engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. Yuchai believes that its 6105 engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability.

6108 Medium-Duty Diesel Engines

In response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai began the development of its 6108 medium-duty engine which offers improved overall performance compared to the 6105 engine, principally because of greater horsepower, increased reliability and improved acceleration.

Commercial production of the 6108 engine began in the third quarter of 1997, when Yuchai began offering the 6108 engine to its customers as a premium model, along-side its standard 6105 engine. Commercial production of the 6108 engine began in the third quarter of 1997, when Yuchai began offering the 6108 engine to its customers as a premium model, along-side its standard 6105 engine. Yuchai’s existing and planned production facilities for medium-duty diesel engines are designed to produce 6108 engines without major modification. The customer base for the 6108 engines is similar to that for the 6105 engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 engine had adversely affected Yuchai’s market share, through an aggressive marketing program which included brand building and enhancing corporate image, Yuchai was able to increase its unit sales of the 6108 engine. In 2004, unit sales of the 6108 engines were higher than the 6105 engines. The trend reversed in 2005 due to the introduction of the Euro III emission standard which resulted in an increase in the prices of the 6108 engine resulting in a reduction in market demand. In 2007, however, unit sales of the 6108 engine increased by approximately 85% over that achieved in 2006, partly due to sales to customers for end use in the construction industry.

Heavy-Duty Diesel Engines

6112 Heavy-Duty Diesel Engines

In 1992, Yuchai purchased from an affiliate of Ford Motor Company in Brazil the production line machinery for manufacturing 6112 heavy-duty engines and moved the production line machinery to a factory in China, which we refer to as the 6112 Engine Factory. The facilities were designed to have a production capacity of approximately 50,000 units per year and could support the production of medium-duty engines when necessary. The facilities included product testing, production equipment repair and maintenance, factory automation and other support functions.

The 6112 heavy-duty engine is a six-cylinder, four-stroke engine with a rated power ranging from 190 to 270 horsepower. Primarily as a result of unreliable key engine components supplied by China domestic component manufacturers, the 6112 engine encountered significant technical problems during the initial road testing and failed to perform satisfactorily under harsh environmental conditions. Although commercial production of the 6112 engine was delayed beyond the previously scheduled date, Yuchai was able to resolve these technical problems and commence trial marketing of the engine in early 1999. The 6112 Engine Factory was completed in 1995 and commercial production of these engines began in the second half of 1999.

Production of the 6112 engine increased steadily between 2002 and 2004 to meet an increase in demand. Sales of the 6112 engine decreased between 2005 and 2007, largely due to shrinking demand arising from the Chinese government’s macroeconomic cooling-off measures and competition. Production was also reduced in 2005 and 2006 to reflect the decline in demand.

6L Heavy-Duty Diesel Engines

The 6L heavy-duty engine (formerly referred to as 6113) is a six-cylinder, four-stroke, turbocharged intercooling engine, with a rated power ranging from 280 to 350 horsepower. The 6L heavy-duty engine was co-developed with FEV, an independent German-owned engine development institute for big passenger buses. Yuchai launched the 6L engine in November 2003.

6M Heavy-Duty Diesel Engines

The 6M heavy-duty engine family for heavy-duty trucks and passenger buses were developed based on technologies from USA, Japan and Germany in accordance with FEV procedures. The 6M engine has adopted the unique combustion system technology of German FEV and the European forced cooling piston technology. It has a 10-liter displacement and power ranging from 280 to 390 horsepower. Yuchai’s first commercial sales of 6M engines occurred in January 2004. Sales increased between 2004 and 2006 due to a strong growth in heavy-duty engine truck sector.

Industrial Engines

Yuchai produces industrial engines such as excavator wheel loads, track tractors, forklifts and truck backhoes. The main products include the following 10 series: YC13, YC18, YC25, YC30, YC35, YC55, YC65, YC85, YC135 and YC225, and more than sixty types of full hydraulic-power small excavators. These engines are equipped with advanced-level hydraulic parts. The products have passed the safety certification of the European CE. These products are suitable for use in engineering construction and production operations of industries such as transportation, farmland, municipal construction and water conservancy.

Other Products

Diesel Power Generators

Yuchai has a history of more than 40 years for producing diesel generator set, with wide application in civil, military and marine sectors. Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 12 kilowatts to 160 kilowatts. Yuchai’s diesel power generators use both the 6105 and 6108 medium-duty engines as their power source. The Gensat includes an intelligent digital controlling system, remote control, group control, remote monitoring, automatic parallel operation, and automation protection against breakdown.

Special Vehicles

Yuchai also produces special vehicles such as waste transfer equipment, constrictive dumpcart, demountable carriage dumpcart, pendular dumpcart, dumpcart, adsorb dung vehicle, tank car and others.

Diesel Engine Parts

Yuchai supplies diesel engine parts to its nationwide chain of customer service stations in China. Although sales of diesel engine parts do not constitute a major percentage of Yuchai’s net revenues, the availability of such parts to its customers and to end-users through its nationwide chain of customer service stations is an important part of Yuchai’s customer service program.

Product Sales

In 2000, Yuchai began commercial production of the light-duty 4-Series engines. Strong competition and high pricing structure, contributed to weak sales of the 4-Series engines. However, during the credit tightening period of 2005 to 2006, the 4-Series engines became more affordable compared to the medium-duty engines contributing to increased sales during such period.

Yuchai entered the commercial production and marketing of the 6112 heavy-duty engine in 1999. The product enjoyed steady growth and witnessed declining sales in 2005 to 2006 due to the austerity measures introduced by the central government in China. Yuchai also commenced engine development work on its new heavy-duty 6L and 6M engines in 2003. These two series of engines enjoyed steady growth due to its quality, market suitability and competitive cost.

The following table sets forth a breakdown of Yuchai’s sales by major product category for each of the four years ended December 31, 2004, 2005, 2006 and 2007, respectively:

	2004			2005			2006			2007
	Revenues, net	% of Revenues, net	Units Sold	Revenues, net	% of Revenues, net	Units Sold	Revenues, net	% of Revenues, net	Units Sold	Units Sold
	Rmb (in thousands)			Rmb (in thousands)			Rmb (in thousands)			(Approximately)
Diesel engines:
6105	1,143,535	20.5%	50,609	1,744,953	30.0%	69,379	1,705,399	24.6%	66,627	80,500
6108	1,372,073	24.6%	57,908	809,054	13.9%	37,560	991,190	14.3%	45,562	64,200
6112	1,203,558	21.6%	24,073	785,236	13.5%	14,788	725,288	10.5%	14,150	12,700
6L	60,056	1.1%	963	46,501	0.8%	782	98,060	1.4%	1,526	5,000
6M	37,312	0.6%	818	146,349	2.5%	3,471	267,657	3.9%	6,654	14,200
4-Series	1,183,992	21.2%	71,562	1,551,319	26.7%	103,598	2,222,531	32.1%	148,941	206,500
Diesel power generators & others(1)	581,569	10.4%	695	733,328	12.6%	650	910,403	13.2%	123	180

	5,582,095	100.0%	206,628	5,816,740	100.0%	230,228	6,920,528	100.0%	283,583	383,280

(1)	Others comprise diesel engine parts.

Manufacturing

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 960,900 square meters, including the existing production factory for the 6105 medium-duty engines, the existing production factory for the 6108 medium-duty engine, or the 6108 Engine Factory, the 6112 Engine Factory and various testing and supporting facilities.

In 2004, with the completion of the new second foundry and 6L and 6M heavy-duty diesel engines assembly lines, the annual production capacity of Yuchai’s manufacturing facilities was approximately 80,000 units of light-duty diesel engines, 120,000 units of medium-duty diesel engines and 50,000 units of heavy diesel engines, resulting in a total production capacity of approximately 250,000 units at the end of 2004. Yuchai’s total production capacity increased to approximately 400,000 units based on 2.5 shifts five-day week at the end of 2007.

The following table sets forth the breakdown of Yuchai’s production by major product category for each of the years ended December 31, 2002, 2003, 2004, 2005, 2006 and 2007.

	Year Ended December 31,
	2002		2003		2004		2005		2006		2007
	Units	% of total units	Units	% of total units	Units	% of total units	Units	% of total units	Units	% of total units	Units	% of total units
											(Approximately)
Diesel Engines:
6105	39,644	27.4%	43,325	24.0%	55,910	24.4%	70,052	29.2%	66,439	23.9%	82,300	21.4%
6108	61,950	42.9%	64,054	35.5%	62,394	27.2%	35,627	14.8%	39,057	14.1%	66,500	17.3%
6112	17,201	11.9%	22,024	12.2%	27,410	12.0%	15,990	6.7%	14,358	5.2%	12,900	3.4%
6L	n/a	n/a	129	0.1%	1,444	0.6%	1,008	0.4%	1,366	0.5%	5,600	1.5%
6M	n/a	n/a	55	0.0%	1,594	0.7%	5,991	2.5%	7,331	2.6%	15,800	4.1%
4-Series	25,668	17.8%	50,836	28.2%	80,458	35.1%	111,393	46.4%	149,347	53.7%	201,300	52.3%

Total	144,463	100.0%	180,423	100.0%	229,210	100.0%	240,061	100.0%	277,898	100.0%	384,400	100.0%

n/a = not applicable

Sourcing of Major Engine Parts

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product. The key components for 6105, 6108 and 6112 are manufactured internally.

Engine Block

Yuchai cast and molded approximately 128,000 engine blocks in 2006 representing a large portion of its engine blocks used in production. Contingency supply comes from a long term domestic supplier.

Pump

Yuchai/ASIMCO Components Company Limited, or Yuchai/ASIMCO, is one of Yuchai’s principal suppliers of fuel injection pumps through two of its related companies.

Yuchai/ASIMCO is a joint venture between Yuchai and a subsidiary of Asian Strategic Investments Corporation, or ASIMCO, that invests in factories in China that produce parts and components for diesel engines. ASIMCO is a joint venture among The Pacific Alliance Group Limited, Dean Witter Capital Corporation and TCW Capital Investment Corporation. As of December 31, 2006, Yuchai had contributed Rmb 5.7 million to Yuchai/ASIMCO and owned a 8.0% interest in the common stock of Yuchai/ASIMCO.

Raw Materials

Yuchai purchases raw materials, principally steel and cast iron, from domestic suppliers. There has been an increase in the prices of these raw materials which increases our costs of production. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation worsens or the prices of energy or raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses”

Imports

The main parts for the 6112 heavy-duty engine, which comprise engine blocks, cylinder heads, crankshaft and fuel injection pumps, are imported from foreign suppliers. The remaining parts are purchased from the domestic suppliers. Yuchai reduced its reliance on imported parts and components in 2006 and expects to further reduce its reliance on such imported parts and components in 2007.

Yuchai has a policy of practising sound procurement policy by requiring the same product procurement from at least two distinct sources. The same practice applies to all other externally procured engine parts. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality. For contingency supply of engine blocks, Yuchai has a long term purchase agreement with one domestic foundry.

Quality Assurance, Control & Safety

All raw materials, external supplied parts and components are checked for conformity with the required quality and specifications. Each stage of the production process is monitored by a quality control procedure and the final product undergoes standard conformity and specification testing using automated testing laboratory.

To promote the safety of its workers, Yuchai has established a safety department to supervise the proper use of equipment, prevent fire and explosions and promote safe practices and procedures in the workplace.

Manufacturing Capacity Expansions

Yuchai believes that the current production capacity of all engine lines will meet the expected demand in the short- term. Yuchai is continuously assessing the market demand and devising production strategies to secure market opportunities.

In early 2003, Yuchai started a capital expenditure program to increase the production capacity of heavy-duty engines by 20,000 units per year. This expansion included a new foundry that manufactured engine blocks and cylinder heads to reduce Yuchai’s reliance on imports and thus reducing the overall cost of the product.

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

Research and Development

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed 3% of its revenue annually to continually improve the technology of its products. In addition, Yuchai plans to continue to acquire advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2006, Yuchai employed over 495 engineers, approximately 19 of whom held engineering doctorates and 172 were devoted to research and development, product enhancement and new designs while the remaining were in the production department and after sales service. As of December 31, 2007, Yuchai employed over 617 engineers, approximately 298 of whom were devoted to research and development, product enhancement and new designs while the remaining were in the production department and after sales service. In 2004, 2005 and 2006, Yuchai spent approximately Rmb 137.0 million, Rmb 123.8 million and Rmb 167.7 million (US$24.4 million), respectively, on research and development. Yuchai believes that it has been able to control to some extent the increase of research and development expenses due to the relatively low salary levels of engineers in China. The increase in research and development costs in 2006 is mainly due to higher expenditures relating to Yuchai’s engine development of Euro III and IV compliant engines. In 2007, Yuchai’s research and development efforts were focused on the development of new products such as heavy duty engines 6T and 6K and Euro V prototype products.

Future Products

Yuchai believes that China’s automotive industry is a growth sector. Yuchai’s long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.

Presently, Yuchai is heavily dependent on foreign engine design consulting firms and foreign engine manufacturers for technological assistance in improving its products and developing new products, and expects such dependence to continue. The introduction of new diesel engine products will also require significant capital expenditures, such as purchases of foreign manufacturing equipment and technologies.

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 800 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

Yuchai promotes its products primarily through television commercials, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program, “User Service Month,” during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service and small gifts for end-users. In connection with this promotion, Yuchai’s customer service stations also perform routine maintenance check and minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its more than 1,200 service stations which are able to provide emergency services to its end-users within a 40-km radius in central, eastern and southern part of China.

Advertising expenses decreased by 6.0% to Rmb 42.6 million (US$6.3 million) in 2006 from Rmb 45.3 million in 2005 due to a change in focus to more public-relations related activities and on the quality of after-sales services. Sales commissions decreased to Rmb 32.2 million (US$4.7 million) in 2006 compared to Rmb 39.4 million in 2005 due to the discontinuing of sales commissions to Yuchai’s dealers on certain types of engines.

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

	2004			2005			2006			2007
	Sales Revenue	% of Sales Revenue	Unit Sales	Sales Revenue	% of Sales Revenue	Unit Sales	Sales Revenue	% of Sales Revenue	Unit Sales	Unit Sales
	Rmb (in thousands)			Rmb (in thousands)			Rmb (in thousands)
Total Domestic Sales	5,518,582	98.86%	204,812	5,703,360	98.05%	226,073	6,893,551	99.6%	282,516	382,410
Total Export Sales	63,513	1.14%	1,816	113,380	1.95%	4,155	26,977	0.4%	1,067	870

	5,582,095	100.0%	206,628	5,816,740	100.0%	230,228	6,920,528	100.0%	283,583	383,280

Vietnam, Saudi Arabia, Taiwan, Cuba and Kazakhstan (in descending order) represented Yuchai’s top five export markets in 2005 in terms of unit sales. In 2006, the top five export markets of Yuchai (in descending order) are Vietnam, Cuba, Egypt, Algeria and Malaysia. In particular, Yuchai exported 510, 339 and 700 diesel engine units to Cuba in 2004, 2005 and 2006, respectively. In April 2006, Yuchai signed a memorandum of understanding with the Cuban government for the export by Yuchai of approximately 20,000 diesel engines over the next four years. Yuchai does not expect that sales pursuant to this memorandum of understanding will have a material impact on its unit production or sales revenue. In 2007, the top five export markets of Yuchai (in descending order) are Cuba, Vietnam, Russia, Egypt and Saudi Arabia.

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 28.8% and 19.8% of Yuchai’s total net revenues in 2004 and 2005, respectively. In 2006, the Dongfeng Group accounted for 21.7% of total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 9.9%. The Dongfeng Group is also a major competitor of Yuchai. See “— Competition.”

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

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade accounts receivables, Yuchai would hold shipments for delivery if customers’ credit position is not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. Yuchai had net trade accounts receivable of Rmb 875.6 million as of December 31, 2004, representing 25.2% of our total current assets as of the same date. As of December 31, 2005, Yuchai had net trade accounts receivable of Rmb 1,178.9 million, representing 27.9% of our consolidated current assets as of the same date. As of December 31, 2006, Yuchai had net trade accounts receivable of Rmb 1,480.9 million (US$215.9 million), representing 34.3% of our consolidated current assets as of the same date.

Customer Service

Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network in China of over 1,150 authorized service stations that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at each of these service stations. In addition, Yuchai also owns and operates over 20 repair training centers. Any warranty-related services or repairs will be borne by Yuchai. Other than above, all non-warranty activities will be charged to customers.

Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and requires these service stations to provide on-site assistance at the customer’s place of business within 12 to 24 hours, depending on the customer’s location.

Yuchai’s warranty obligations vary depending upon the warranty type and such provisions are determined at fiscal year end based upon historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year end. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Product Warranty Obligations.”

In March 2004, at the State Holding Company’s initiative, Yuchai established a new company, Yuchai Express Guarantee Company Limited, or YEGCL, which provides credit guarantee to Yuchai’s customers to purchase trucks that are mounted with Yuchai’s diesel engines. Yuchai contributed Rmb 100.0 million for the establishment of this company, in return for 76.9% of its share capital. YEGCL commenced operations in June 2004 and is currently continuing to provide service for the outstanding guarantee obligations to its existing customers until such obligations terminate but has ceased to provide new guarantees after 2006 to any new customers.

Trademarks

The State Holding Company owns and maintains Chinese trademark registrations of its principal trademarks. Yuchai uses these trademarks with the consent of the State Holding Company at no charge and Yuchai believes that the Yuchai logo is well recognized as a quality brand in China. As Yuchai currently sells most of its products in the China domestic market, registration of its principal trademarks is not maintained in countries outside China. The State Holding Company has not been involved in any material claim or dispute in relation to trademarks or other intellectual property rights and, to the best of Yuchai’s knowledge, no such claim or dispute is pending or threatened.

Competition

The diesel engine industry in China is highly competitive. Yuchai believes, based on internal studies, that competition is based primarily on performance, quality, price and after-sales service, and secondarily on noise, size and weight. Yuchai believes that its engines have a strong reputation among truck manufacturers and consumers for leading performance and reliability. In addition, Yuchai believes that its after-sales service to end-users of Yuchai engines, conducted through a nationwide network in China of over 1,124 authorized service stations and 18 repair training centers, gives Yuchai a competitive advantage over other diesel engine producers.

Most of Yuchai’s major China domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2006, sales to the Dongfeng Group accounted for 21.7% of our total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 9.9%. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai believes that its current production capacity is adequate to meet expected higher demand from and unit sales to customers in the near future arising from the continued government spending on new highways and other infrastructure development projects in China. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.

In the medium-duty diesel engine market, Yuchai’s 6105 and 6108 engines compete primarily against the 6110 engines produced by a number of Yuchai’s competitors. Initially, the introduction of the 6110 engine in 1995 had put considerable pressure on Yuchai’s competitiveness in the medium-duty diesel engine market because it offered greater horsepower than Yuchai’s 6105 engine. However, the commercial introduction of the 6108 engine in 1997 by Yuchai, which offers substantially the same horsepower as the 6110 engine, has allowed Yuchai to compete more effectively in the medium-duty diesel engine market. In competing with the 6110 engine, Yuchai focuses on the quality and price of, and the after-sales service on, the 6108 engine. In 2002, 2003 and 2004, unit sales of the 6108 engine exceeded unit sales of the 6105 engine. However, unit sales of the 6108 engines was lower than 6105 engines in 2005, 2006 and 2007 due to poor market demand for the more expensive 6108 engines as a result of the more stringent Euro III environmental compliance standards and competition. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for its medium-duty diesel engines.

In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. Yuchai intends to continue to manufacture its 6112 heavy-duty diesel engines although there has been a decline in unit sales in 2005 and 2006 mainly due to changes in customers’ demand to light-duty diesel engines. In 2006, the sales volume of the 6112 engine was 14,150 units, 4.3% lower than the 14,788 units sold in 2005 which was 38.6% lower than the 24,073 units sold in 2004. In 2007, the sales volume of the 6112 engine was approximately 12,700 units, approximately 10.2% lower than 2006. This trend is due to shrinking demand arising from the Chinese government’s measures to tighten the credit supply within the banking sector in China so as to minimize overheating of the economy. This situation has led to more customers’ demand for the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. In 2006 and 2007, the demand for 6112 engines was also adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend is a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichai Power Co., Ltd.) or any new entrants.

Yuchai also faces intense competition in the light-duty diesel engine market. In this market, Yuchai competes primarily against Wuxi Diesel Engine Factory First Auto Group and Dalian Diesel Engine Factory First Auto Group, collectively, the “First Auto Group.” As Yuchai is a late entrant into the light-duty diesel engine market relative to the First Auto Group, Yuchai believes that it could be difficult for Yuchai to become a market leader in the short-term.

As the Chinese automotive industry develops, Yuchai will have to continuously improve its existing engine products, develop new diesel engine products and enter into other market segments in order to remain competitive. Consequently, Yuchai’s long-term business prospects will largely depend upon its ability to develop and introduce new or improved products at competitive prices as well as the success of any entry into new market segments. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess. Currently, Yuchai is heavily dependent on foreign engine design consulting firms and foreign engine manufacturers for technological assistance in improving its products and developing new products, and expects such dependency to continue. The introduction of new diesel engine products will also require significant capital expenditures, such as purchases of foreign manufacturing equipment and technologies. In addition, Yuchai’s competitors in the diesel engine markets may be able to introduce new or improved models that are more favorably received by customers than Yuchai’s products. Competition in the end-use markets, mainly the truck market, may also lead to technological improvement and advances that render Yuchai’s current products obsolete at an earlier than expected date, in which case Yuchai may have to depreciate or impair its production equipment more rapidly than planned. Failure to introduce, or delays in the introduction of, new or improved products at competitive prices or any delay or failure to enter into other market segments could have a material adverse effect on the financial condition, results of operations, business or prospects of Yuchai.

Government policies on import tariffs and restrictions affect our business. For example, reduction in import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and, therefore, to increased competition in the China domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-use markets of Yuchai’s customers and indirectly affect Yuchai’s sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. Yuchai has from time to time been in discussions with potential foreign diesel engine manufacturers on possible strategic joint ventures to develop and manufacture new diesel engines.

The HLGE group

As of December 31, 2006 and June 30, 2008, we had a 45.4% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.

HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.15 on June 30, 2008. The core businesses of the HLGE group are that of hospitality operations and property development. One of the key areas of focus in HLGE’s expansion plans will be the serviced apartment sector, which is a subset of the hospitality business.

Investment holding activities

The HLGE group owns an investment property known as Wisma LKN in Johor Bahru, Malaysia.

Hospitality operations

The HLGE group, through its joint venture companies, owns a number of Equatorial hotels in Shanghai, PRC, and Cameron Highlands, Malaysia, and a Copthorne hotel in Qingdao. The HLGE group also owns a service apartment building in Shanghai. It also manages, among other things, these hotels in Qingdao, PRC, and Cameron Highlands, Malaysia. A more detailed description of the various hotel properties is set out below:

•	Hotel Equatorial Shanghai

Hotel Equatorial Shanghai is located in the heart of Shanghai. The property has more than 500 saleable guest rooms which have all been fully refurbished over the last 18 months and a new lounge. Other facilities comprise six food and beverage outlets, ballroom space and a health club.

•	Copthorne Hotel, Qingdao

The property is located in the commercial district of Qingdao. The property has approximately 450 saleable guest rooms, and has restaurants and bars, ball rooms and function rooms, entertainment facilities, offices and retail space.

•	Changning Equatorial Service Apartments

The property comprises a 16-storey building located in the downtown Shanghai. The property has approximately 125 apartment units, a self-service launderette, meeting rooms and a business centre.

•	Hotel Equatorial Cameron

The property is a tudor styled resort comprising more than 100 self-contained low-rise and high-rise units. Each suite is equipped with a living room, a kitchenette and a balcony. The hotel tower comprises 270 saleable guest rooms.

Renovation and maintenance. To maintain the competitiveness of its hotels and to improve guests’ stay experience, HLGE carries out renovation programs at its hotels from time to time as required.

The TCL group

The TCL group is a distributor of consumer electronic products with operations mainly in the PRC (including Hong Kong). TCL is also involved in providing electronic manufacturing services, ranging from basic contract manufacturing to full turnkey projects and creating state-of –the-art technology products. We had a 36.6% interest in the outstanding ordinary shares of TCL as of December 31, 2006. As of June 30, 2008, we had a 34.4% interest in the outstanding ordinary shares of TCL as a result of issuance of additional ordinary shares by TCL pursuant to the exercise of options and convertible securities.

TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of the core activity of the Company going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. There is no assurance that such approvals will be obtained. Even if such approvals are obtained, there is no assurance that this repositioning of TCL’s business will be successful or profitable.

Third party branded products

The TCL group is engaged in the distribution of a portfolio of branded consumer electronics products, such as Panasonic, Creative, Casio, Apple, Asus, Fuji, Kodak, Lenovo, Olympus, Pentax, Samsung, Sony, Trust and Canon. Some of the products that the TCL group markets under these brand names include digital video cameras, digital still cameras, and audio products like MPEG Audio Layer 3 “MP3” players, plasma televisions, desktop and notebook computers, personal digital assistants and digital video discs home entertainment software.

Proprietary branded products

The TCL group has created and marketed consumer products under its own brand name, namely “YES” brand, which is associated with a range of MP3 players and accessories compatible with the iPod, liquid crystal display televisions, portable DVD players, digital photo frames and memory cards.

Distribution network

The TCL group has distribution and sourcing network in its principal markets of PRC and Hong Kong and is also building up a distribution network in India and Indochina where demand for consumer electronics is increasing. The TCL group is planning its own chain of retail stores to further bring its suppliers closer to its end customers.

Competition

The consumer electronics sector in China is extremely competitive. The TCL group has a dual focus on expanding sales and controlling costs and plans to continue to widen its product and brand portfolio and its diversification efforts.

Other businesses

The TCL group also has other business activities relating to contract manufacturing, property development and investment in the PRC.

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of May 30, 2008, and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”).

Regulatory and Related Matters

Governance, Operation and Dissolution of Yuchai

Governance, operation and dissolution of Yuchai are governed by laws and regulations of China relating to Sino-foreign joint stock companies, as well as by Yuchai’s Articles of Association. Yuchai is subject to the relevant PRC laws and regulations with respect to labor management. In accordance with these laws and regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and employee discipline. Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50.0% of the registered capital of Yuchai.

Pursuant to Chinese law and Yuchai’s Articles of Association, Yuchai may be dissolved upon the occurrence of certain events, including force majeure, severe losses, lack of supply of necessary materials or other events that render Yuchai unable to continue its operations. Upon dissolution, Yuchai will form a liquidation committee. Final dissolution is subject to government review and approval.

During 2003, we believe affiliates of the State Holding Company caused various Chinese government agencies to raise allegations of irregularities regarding the status of our ownership of and rights of control over Yuchai, which we believe was intended to try to limit our rights to exercise control over Yuchai. We further believe that such allegations were based on an inaccurate understanding of the structure of our ownership of and rights of control over Yuchai. We also believe that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and that the shares of Yuchai held by our six wholly-owned subsidiaries are legally and validly held under Chinese law. We have obtained legal opinions from two Chinese law firms confirming these matters (see the reports on Form 6-K filed by the Company with the SEC on April 1, 2005). We have also taken steps to communicate to the relevant Chinese government agencies the reasons for our position with respect to these matters. We believe the July 2003 Agreement, the Reorganization Agreement, as amended, and the Cooperation Agreement, when fully implemented will resolve the issues raised by the various Chinese governmental agencies relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had from time to time with respect to Yuchai. Based upon the above-mentioned legal opinions, we believe that in the event of a future dispute with the Chinese stakeholders at Yuchai, we expect to pursue as appropriate legal remedies in appropriate jurisdictions to seek to enforce our legal rights as the majority shareholder with a controlling financial interest in Yuchai to protect our investment for our benefit and the benefit of our shareholders. See also “Item 3. Key Information — Risk Factors.”

Property, Plant and Equipment

Yuchai’s headquarters is located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 1.5 million square meters of land, which is currently used primarily for the production of diesel engines and employee housing. The principal production land area for the manufacture of diesel engines currently occupies approximately 960,900 square meters, including a building for the current 6105 manufacturing facilities and recently completed facilities occupying approximately 620,000 square meters that comprise the 6108 Engine Factory, the 6112 Engine Factory, administrative offices and technical operations space. In addition, Yuchai leases a number of regional sales offices in China. During 2005, Yuchai increased production capacity to approximately 290,000 units after the completion of the second foundry and new 6L and 6M heavy-duty engines lines. In 2006 and 2007, production capacity was approximately 325,000 and 400,000 units, respectively, based on 2.5 shifts five-day week.

Environmental Matters

China adopted its Environmental Protection Law in 1989, and the State Council and the State Environmental Protection Agency promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. The PRC emission standard equivalent to Euro III is expected to be implemented progressively throughout China from 2008. Yuchai believes it will be able to comply with the new standard. See “Risk Factors—We may be adversely affected by environmental regulations.”

We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

As of the date of filing of this Annual Report, we have no unresolved comments from the SEC.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this Annual Report. Our consolidated financial statements are prepared in conformity with US GAAP.

On May 30, 2008, the Company filed an amendment to its annual report on Form 20-F for the year ended December 31, 2005 containing the restated financial statements as of and for the year ended December 31, 2005 to reflect certain adjustments to correct accounting errors mainly at Yuchai for such period.

During the fiscal years ended December 31, 2004, 2005 and 2006, our main asset has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations. Our historical results of operations differ from those of Yuchai, primarily as a result of amortization of goodwill prior to 2002 which arose in connection with the three investments in Yuchai’s equity, additional operating expenses and the minority interest of other Yuchai shareholders in Yuchai’s income.

Business Expansion and Diversification Plan

Following the implementation of our business expansion and diversification plan, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai.

Thakral Corporation Ltd (“TCL”)

•

The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% interest in TCL for a consideration of approximately S$30.9 million. In September 2005, Venture Delta acquired an additional 1.0% interest in TCL for a consideration of S$1.4 million. As a result, we held a 16.0% stake in TCL as of December 31, 2005.

•

In February 2006, we increased our interest in TCL to 19.4% through an acquisition by Venture Delta of ordinary shares and convertible bonds of TCL pursuant to a rights issue by TCL for an aggregate cash consideration of approximately S$49.4 million (approximately US$36.3 million). Venture Delta converted all of its TCL convertible bonds into TCL ordinary shares in August 2006 and, as a result of the conversion, triggered the mandatory conditional cash offers under The Singapore Code on Take-over and Mergers for all of the TCL ordinary shares and TCL bonds which Venture Delta did not already own, control or agree to acquire. The mandatory offers lapsed on October 20, 2006 and no securities were purchased by Venture Delta.

As of December 31, 2006, our interest in TCL was 36.6% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million (approximately US$60.0 million), before taking into account dividends and interest income of approximately S$1.9 million (approximately US$1.4 million), in the aggregate, earned from these investments. As of June 30, 2008, our interest in TCL was 34.4% of TCL’s outstanding ordinary shares as a result of issuance of additional ordinary shares by TCL pursuant to the exercise of options and convertible securities.

We continue to account for our investment in TCL using the equity method and we have continued to reflect our proportionate share of the TCL group’s results in our consolidated statement of operations since March 2005.

HL Global Enterprises Limited (formerly known as HLG Enterprise Limited) (“HLGE”)

•

In February 2006, through the following wholly-owned subsidiaries, we also acquired debt and equity securities in HLGE for an aggregate consideration of approximately S$132 million (approximately US$96.7 million):

(a)	Grace Star acquired

i.	191,413,465 ordinary shares representing approximately 29.1% of the total number of HLGE’s ordinary shares at that time,

ii.

15,376,318 Series A redeemable convertible preference shares in the capital of HLGE, or the Existing HLGE RCPS A. The Existing HLGE RCPS A are mandatorily redeemable by HLGE upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of Existing HLGE RCPS A. Any outstanding Existing HLGE RCPS A will be mandatorily redeemed in March 2015. The Existing HLGE RCPS A can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of Existing HLGE RCPS A at any time prior to March 2015.

iii.

107,634,237 Series B redeemable convertible preference shares in the capital of HLGE, or the Existing HLGE RCPS B (and together with the Existing HLGE RCPS A, the Existing HLGE RCPS). The Existing HLGE RCPS B are neither mandatorily redeemable nor redeemable at the option of the Company. Any Existing HLGE RCPS B, which are not redeemed prior to March 2010, are mandatorily converted to ordinary shares at the conversion ratio of 1:1 in March 2010. The Existing HLGE RCPS B are redeemable upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of Existing HLGE RCPS B. The Existing HLGE RCPS B can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of Existing HLGE RCPS B at any time prior to March 2010.

(b)	Venture Lewis acquired approximately S$129.4 million (approximately US$95.1 million) in principal amount of outstanding secured non-convertible bonds issued by HLGE, or the Existing HLGE Bonds.

•

In June and December of 2006, HLGE partially redeemed a portion of Existing HLGE RCPS A and Existing HLGE RCPS B as required by the terms of the preference share agreement as a result of the disposals of certain assets. The proceeds from the partial redemptions amounted to S$2.4 million (approximately US$1.6 million) and resulted in a reduction in the number of Existing HLGE RCPS that we held from 123,010,555 to 113,159,191.

•

In July 2006, pursuant to a rights issue by HLGE, through Grace Star and Venture Lewis, respectively, we were allotted 196,201,374 non-redeemable convertible cumulative preference shares, or the New HLGE NCCPS, and S$130,800,917 in principal amount of zero coupon unsecured non-convertible bonds due 2009 in HLGE, or the New HLGE Bonds, for an aggregate consideration of approximately S$135 million (approximately US$99.0 million). In conjunction with the allotment, the Existing HLGE Bonds were redeemed by HLGE at their principal value of S$129.4 million. At settlement, the aggregate consideration payable by the Company to HLGE of S$134.7 million was partially offset against S$129.4 million payable by HLGE to the Company, and the balance of S$5.3 million (approximately US$3.9 million) was paid by the Company in cash.

•

In November 2006, Grace Star converted all of its 196,201,374 New HLGE NCCPS into HLGE ordinary shares resulting in an increase in its equity interest in HLGE from 29.1% to 45.4% thereby triggering the mandatory conditional cash offers under The Singapore Code on Take-over and Mergers for all the HLGE ordinary shares, the Existing HLGE RCPS and the New HLGE NCCPS which Grace Star did not already own, control or agree to acquire. The mandatory offers lapsed on December 27, 2006 and no securities were purchased by Grace Star.

•

As of December 31, 2006, we held (i) 387,614,839 HLGE ordinary shares, representing approximately 45.4% of the total number of HLGE ordinary shares; (ii) 113,159,191 Existing HLGE RCPS; and (iii) S$130,800,917 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.9 million (approximately US$100.6 million), before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million (approximately US$4.9 million) in the aggregate.

•

In June 2007, HLGE made a partial redemption of the New HLGE Bonds. The redemption amount we received amounted to approximately S$17.9 million (approximately US$13.2 million) and resulted in a reduction in the principal amount of the New HLGE Bonds that we held from S$130,800,917 to S$112,886,727.

•

In April 2008, HLGE made an additional partial redemption of the Existing HLGE RCPS. The redemption amount we received amounted to approximately S$0.98 million (approximately US$0.7 million) on April 30, 2008 and resulted in a reduction in the number of Existing HLGE RCPS that we held from 113,159,191 to 107,186,403.

We account for our investment in HLGE ordinary shares using the equity method and have reflected our proportionate share of the HLGE group’s results in our consolidated statement of operations since February 2006.

•

Assuming the full conversion of the Existing HLGE RCPS B held by Grace Star, which would trigger the full conversion of the Existing HLGE RCPS B by the other holders of the Existing HLGE RCPS B, and assuming that none of the other holders of the New HLGE NCCPS convert their New HLGE NCCPS, our interest in HLGE would increase from 45.4% as of June 30, 2008 to 51.4%.

Overview

The various austerity measures taken by the Chinese government over the last decade to regulate economic growth and control inflation have at times dampened demand for trucks in China. In particular, austerity measures that restricted access to credit and slowed the rate of fixed investment (including infrastructure development) adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition in the diesel engine market, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including the Company. However, the Chinese government announced in 1998 a major initiative to boost consumer demand through investments in infrastructure projects, including the construction of highways and tollways, and also through increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines has been increasing annually since 1999 to 2006.

With continued rapid economic growth, domestic commercial vehicle market sales rebounded in 2006 and our net revenues in 2006 increased by 19.0% to Rmb 6,920.5 million (US$1,009.0 million) compared to Rmb 5,816.7 million in 2005. This increase was primarily a result of higher unit sales of the 4-Series light-duty diesel and industrial engines. We had income before minority interests of Rmb 172.9 million (US$25.2 million) in 2006 compared to loss before minority interests of Rmb 35.2 million in 2005. Sales of the 6108 medium-duty and 6112 heavy-duty engines accounted for 14.3% and 10.5%, respectively, of our net revenues in 2006. Sales of the 6L and 6M heavy-duty diesel engines accounted for 1.4% and 3.9%, respectively, of our net revenues in 2006. Due mainly to the credit tightening by banks in China, there are more customers buying the light-duty diesel engines and industrial engines because the average selling price of these light-duty diesel and industrial engines are lower than the medium and heavy-duty engines. The overall gross margin of 18.4% for 2006 was lower than the 19.7% gross margin of 2005 mainly due to competition, product sales mix and higher raw material costs. Yuchai generated 32.1% and 26.7% of our net revenues in 2006 and 2005, respectively, from the lower margin light-duty diesel engines, and 54.7% and 60.7% of our net revenues in 2006 and 2005, respectively, from the higher margin medium-duty and heavy-duty diesel engines.

In 2006, we continued our efforts to control production costs and operating expenses. However, the costs and expenses related to the production of our diesel engines are not subject to significant variations which limits our ability to significantly reduce our costs and expenses. Our cost of goods sold mainly includes cost of materials consumed, factory overhead, direct labor provision for product warranty and depreciation. We analyze our cost of goods sold based on our cost of manufacturing for each period. Cost of manufacturing for each period equals cost of goods sold for the period plus or minus the change in period end finished goods inventory. In 2006, cost of materials consumed accounted for approximately 84.1% of the cost of manufacturing. Our selling, general and administrative, or SG&A, expenses include advertising expenses, salaries and wages, freight charges, sales commission expenses and a large number of smaller expenses.

We had effective income tax rates of 14.0%, (40.0)% and 15.0% in 2004, 2005 and 2006, respectively. Yuchai was subject to PRC income tax at a rate of 24.0% of its income determined in accordance with PRC GAAP in 1993 prior to the restructuring. After becoming a Sino-foreign joint stock company, it was exempt from PRC income tax in 1994 and 1995. Under current laws, Yuchai is subject to PRC income tax at a rate of 7.5% for each of the three years from 1996 to 1998 and a rate of 10.0% for each of the three years from 1999 to 2001. Since January 1, 2002, Yuchai is subject to tax at a rate of 15.0% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law. In 2008, Yuchai has fulfilled the requirements to qualify for the reduced tax rate of 15%, although pending approval of the tax authority, which we have assessed to be more than probable. In the event that this is not approved, Yuchai will be subject to tax at a rate of 18%. Some of Yuchai’s subsidiaries were subject to tax at a rate of 33% which has been lowered to 25% with effect from January 1, 2008 as these are registered PRC companies. In addition to the PRC income tax, Yuchai has been subject to value-added taxes on its sales since January 1, 1994. Dividends received by the Company from Yuchai can be remitted from China without any PRC taxation if these dividends are derived from revenues accumulated before January 1, 2008. Under the New Income Tax Law and the Implementation Rules in China, the dividends that are derived from revenues accumulated from and after January 1, 2008, could be subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. See “Item 10. Additional Information — Taxation — People’s Republic of China Taxation.”

Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines during the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. With increasing customer acceptance of the 6112 engine in late 2001 through 2003, sales volume of the 6112 engine improved significantly. Yuchai intends to continue to manufacture its 6112 heavy-duty diesel engines although there has been a decline in unit sales in 2006 due mainly to changes in customers’ demand to light-duty diesel engines. In 2006 and 2007, the sales volume of the 6112 engine were 14,150 units and approximately 12,700 units, which was 4.3% lower than 14,788 units in 2005 and approximately 10.2% lower than in 2006 respectively, due to shrinking demand arising from the Chinese government’s measures to tighten the credit supply within the banking sector in China as part of its efforts to minimize overheating of the economy. This situation has led to Yuchai’s customers buying more of the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. In 2006 and 2007, the demand for 6112 engines was also adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend is a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichai Power Co., Ltd.) or any new entrants.

Our future financial condition and results of operations could also be adversely affected as a result of China macroeconomic policy changes by the Chinese government. The Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tightening bank lending policies and increases in bank interest rates. The market demand for diesel engines in China may be adversely affected by these measures, particularly if diesel engines are included in any specific economic sectoral caps or attempts to slow down sectoral lending. See “Item 3. Key Information — Risk Factors — Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position” and “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese economy, as well as Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese economy, as well as Chinese government policies that de-emphasize the use of diesel engines.”

Economic growth in China has been accompanied by periods of high inflation resulting in higher prices of raw materials. A further increase in inflation could lead to a further rise in the prices of raw materials required by us. See “Item 3. Key Information —Risk Factors — Risks relating to our company and our business — If China’s inflation worsens or the prices of energy or raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses”.

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars or other foreign currencies. An increase in fluctuations in exchange rates between the Renminbi and other currencies may increase our borrowing costs. See “Item 3. Key Information —Risk Factors — Risks relating to our company and our business —We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings. In addition, a devaluation of the Renminbi will increase the Renminbi cost of repaying our foreign currency denominated indebtedness and, therefore, could adversely affect our financial condition, results of operations, business or prospects”.

Critical Accounting Policies

The preparation of financial statements in accordance with US GAAP require our management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of our assets and liabilities, disclosures of contingent liabilities and the reported amounts of revenues and expenses. These judgments, assumptions and estimates are reflected in our accounting policies, which are more fully described in Note 3 to our consolidated financial statements appearing elsewhere herein.

Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant assumptions and estimates by our management. We refer to these accounting policies as our “critical accounting policies.” Our management uses our historical experience and analyses, the terms of existing contracts, historical cost convention, industry trends, information provided by our agents and information available from other outside sources, as appropriate, when forming our assumptions and estimates. However, this task is inexact because our management is making assumptions and providing estimates on matters that are inherently uncertain. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions.

While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of judgment and estimation and therefore warrant additional attention:

•	allowances for doubtful accounts;

•	realization of the carrying value of inventories;

•	product warranty obligations;

•	recoverability of the carrying values of equity method investments and other investments;

•	realization of deferred tax assets;

•	impairment of long-lived assets; and

•	provision for loss contingency for guarantees granted by YEGCL.

Allowances for doubtful accounts

Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on historical write-off experience by industry and national economic data. Management reviews its allowance for doubtful accounts monthly. In 2005, management examined the debtors ageing report and noted that there was a significant change in the amounts owing by one of its major customers, the Dongfeng Group. For the year ended December 31, 2006, the Dongfeng Group accounted for about 22% of the trade debtors outstanding as compared to approximately 12% as of December 31, 2005. Likewise, the top 20 non-Dongfeng Group customers had decreased their significance in our sales and accounted for about 43.3% of the gross accounts receivable at the end of 2006 from 44% at the end of 2005. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2006. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2006 are summarized as follows:

	December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	94,423	107,457	69,047	10,066
Add: Charged to consolidated statements of operations	13,034	25,587	21,582	3,146
Less: Doubtful accounts written off	—	(63,997)	(264)	(38)

Balance at end of year	107,457	69,047	90,365	13,174

We believe that the present level of our allowance for doubtful accounts adequately reflects probable losses related to impaired accounts receivable. However, changes in the assumptions used to assess the frequency and severity of doubtful accounts would have an impact on our allowance. If economic or specific industry trends change, we would adjust our allowance for doubtful accounts by recording additional expense or benefit. A decrease or increase of 5.0% in historical allowances for doubtful accounts experience over the last three fiscal years would impact the provision for doubtful accounts by approximately Rmb 1.0 million (US$0.2 million).

Realization of the carrying value of inventories

Our inventories are valued at the lower of cost or net realizable value as of the balance sheet date. Net realizable value represents the estimated selling price less costs to be incurred in selling the inventories. Net realizable value is estimated based on the age and market condition of inventories.

If market conditions or future product enhancements and developments change, the net realizable values of the inventories may change and result in further inventory write-downs. In the preceding three years, there were no significant inventory write-downs.

Product warranty obligations

We accrue a liability for estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, for which we provide free repair and replacement. Warranties generally extend for a duration (12 months to 18 months) or mileage (80,000 kilometers to 180,000 kilometers), whichever is the first achieved. Provisions for warranty are primarily determined based on historical warranty cost per unit of engine sold adjusted for specific conditions that may arise and the number of engines under warranty at each fiscal year end.

Changes in the accrued product warranty liability for each of the years in the three-year period ended December 31, 2006 are summarized as follows:

	December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	101,215	126,114	142,126	20,721
Add: Provision charged to consolidated statements of operations	190,205	179,184	200,892	29,288
Less: Amounts utilized	(165,306)	(163,172)	(179,317)	(26,143)

Balance at end of year	126,114	142,126	163,701	23,866

We recognized a liability for warranty at the time the product is sold and our estimate of our warranty obligations is re-evaluated on an annual basis. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated balance sheet. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last three fiscal years would impact the provision for product warranty by approximately Rmb 8.5 million (US$1.2 million).

Recoverability of carrying values of equity method investments and other investments

We assess impairment of our investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the value of our investment is below its carrying amount and that loss in value is considered other than temporary, then an impairment charge is recognized. As of December 31, 2006, the Company’s carrying value of its equity method investments in TCL and HLGE were S$76.3 million (US$56.1 million) and S$23.2 million (US$17.0 million), respectively. The fair value, based on the quoted market prices, of the TCL ordinary shares and the HLGE ordinary shares held by the Company was S$80.9 million (US$59.5 million) and S$32.9 million (US$24.2 million), respectively, as of December 31, 2006.

We recognise an impairment loss when the decline in fair value below the carrying value of an available-for-sale or cost-method investment is considered other than temporary. In determining whether a decline in fair value is other than temporary, we consider various factors including market price of underlying holdings when available, investment ratings, the financial conditions and near term prospect of the investee’s, the length of time and the extent to which the fair value has been less than cost and the Group’s intent and ability to hold the investment for a reasonable period of time sufficient to allow for any anticipated recovery of the fair value. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for fair values of investments.

Realization of deferred tax assets

Deferred tax assets are reduced by a valuation allowance to the extent that we conclude it is more likely than not that the assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, tax credits and tax losses carried forward can be utilized. Our management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material revisions to the valuation allowance of deferred tax assets. Differences in actual results from estimates used in determining the valuation allowances could result in future adjustments to the allowance. The realization of the deferred tax assets is subject to the various local tax regulations and not solely dependent on generating future taxable income. For example, tax credits relating to the purchase of China domestic equipment may not be fully utilized as the amount entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary compared to the income tax of the subsidiary for the year before the China domestic equipment was purchased. Tax credits may also have a validity period. It is therefore possible that a subsidiary has taxable income but is unable to utilize a tax credit. Deferred tax assets relating to tax losses incurred by certain subsidiaries that are not likely to be realized in the future are considered in connection with the assessment for valuation allowance. Based upon the results of prior years’ taxable income and forecasts for future taxable income over the next five years in which the tax credits are deductible and tax losses carried forward, we believe we will realize the benefits of only some of these deductible differences and tax losses carried forward as of December 31, 2006. For the years ended December 31, 2005 and 2006, we concluded that a deferred tax asset valuation allowance of Rmb 45.2 million and Rmb 38.7 million (US$5.6 million), respectively, was necessary. The valuation allowances were primarily for tax credits that we believe will expire unused and deferred tax assets of a loss-making subsidiary that we believe will not be realized. This resulted in a valuation allowance charged to expense of Rmb 45.2 million in 2005, which was reduced by Rmb 6.5 million (US$0.9 million) in 2006. The reduction in 2006 arises from the reversal of a valuation allowance for deferred tax assets of a subsidiary that was previously loss-making and assessed to be realizable in 2006.

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

We periodically conduct an impairment review on the conditions of the property, plant and equipment. In 2004, we did not identify any circumstances indicating that the carrying value of the property, plant and equipment may not be recoverable, and hence no impairment loss was recognized. In 2005, it was determined that certain fixed assets of Yuchai were idle or other factors existed that suggested that the recovery of their respective carrying values may have been impaired. An impairment loss of Rmb 4.9 million was charged to the consolidated statement of operations in 2005 under selling, general and administrative expense. In 2006, an impairment analysis was performed and the estimated undiscounted future cash flows generated from certain property, plant and equipment were less than their carrying value. Hence, an impairment loss of Rmb 2.3 million (US$0.3 million) was recognized and included in selling, general and administrative expenses in 2006.

Provision for loss contingency for guarantees granted by YEGCL

YEGCL provides guarantees of loans granted by commercial banks in the PRC to unrelated third-party individuals who have obtained the loans to purchase automobiles equipped with diesel engines produced by Yuchai. During the years ended December 31, 2004, 2005 and 2006, YEGCL guaranteed borrowings of Rmb 7.4 million, Rmb 153.5 million and Rmb 89.0 million (US$13.0 million), respectively. YEGCL did not issue any such guarantees prior to 2004. The guarantees cover the entire principal amount of the loan, which generally has a term of one to two years with equal monthly or quarterly installment payments by the borrower. The guarantees are secured by cash deposits from the individuals to YEGCL and by the automobile. In the event of defaults on payment, YEGCL would be required under its guarantee to make payments to the banks on behalf of the borrowers. On a monthly basis, management reviews its guarantee portfolio with regard to loans in default one month or more. On an individual basis, management then evaluates those loans in default against the security held in the form of cash deposits and the estimated recovery value of the automobile to determine the need for additional provision for estimated losses on guarantees.

In return for issuing the guarantee, YEGCL receives a premium fee ranging from 2% to 8% of the loan amount for the years ending December 31, 2005 and 2006, respectively, which is considered to be the fair value of YEGCL’s guarantee at its inception and is recorded as a liability in accordance with the provisions of FIN 45. YEGCL received Rmb 0.2 million, Rmb 4.3 million and Rmb 4.3 million (US$0.6 million) of premium fees in 2004, 2005 and 2006, respectively, which are recognized as revenue on a straight line basis over the terms of the respective guarantee. Guarantee fees recognized as revenue in 2004, 2005 and 2006 amounted to Rmb 0.01 million, Rmb 1.2 million and Rmb 4.7 million (US$0.7 million), respectively. As of December 31, 2004, 2005 and 2006, deferred guarantee fee revenue amounted to Rmb 0.2 million, Rmb 3.3 million and Rmb 2.9 million (US$0.4 million), respectively.

Subsequent to initial measurement and recognition of the liability for YEGCL’s obligations under these loan guarantees, management evaluates YEGCL’s guarantee portfolio and accounts for potential loss contingencies associated with the guarantees based on the estimated losses resulting from known and expected defaults. As of December 31, 2005 and 2006, YEGCL had gross receivables of Rmb 3.3 million and Rmb 26.9 million (US$3.9 million), respectively, relating to payments made by YEGCL to the banks in conjunction with loans that were in default, and to be recovered from the individual borrowers. YEGCL recorded a bad debt allowance in the amount of Rmb 1.3 million and Rmb 12.5 million (US$1.8 million) leaving a net receivable amount of Rmb 2.0 million and Rmb 15.2 million (US$2.2 million) at December 31, 2005 and 2006, respectively.

As of December 31, 2005 and 2006, the maximum potential amount of future undiscounted payments YEGCL could be required to make under the guarantees was Rmb 134.2 million and Rmb 132.4 million (US$19.3 million), respectively. YEGCL held cash deposits of Rmb 6.9 million and Rmb 12.4 million as of December 31, 2005 and 2006, respectively, and security interests in automobiles with an aggregate initial purchase value of Rmb 242.2 million and Rmb 431.8 million as of December 31, 2005 and 2006, respectively. If, in the event of default the cash deposits and the amount of recoveries, if any, from repossession of the automobile may not entirely mitigate YEGCL’s losses, YEGCL then accumulates the total expected risk against the total expected recoverable amount and provides for any expected shortfall. Accordingly, we recorded an accrual for potential losses associated with the guarantees in the amount of Rmb 12.3 million and Rmb 2.6 million (US$0.4 million) as of December 31, 2005 and 2006, respectively.

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our net revenues for the last three fiscal years ended December 31, 2004, 2005 and 2006, respectively:

	Percentage of Net Revenues Year Ended December 31,
	2004	2005	2006
Revenues, net	100.0%	100.0%	100.0%
Cost of goods sold	71.8%	80.3%	81.6%
Gross profit	28.2%	19.7%	18.4%
Research and development costs	2.5%	2.1%	2.4%
SG&A expenses	11.8%	13.6%	11.5%
Provision for uncollectible loans to a related party	—	3.5%	—
Operating income	14.0%	0.4%	4.4%
Interest expense	0.6%	1.2%	1.7%
Equity in net losses of affiliates	—	0.1%	0.3%
Other income, net	0.1%	0.4%	0.5%
Earnings / (loss) before income taxes and minority interests	13.5%	(0.4)%	2.9%
Income taxes	1.9%	(0.2)%	(0.4)%
Income / (loss) before minority interests	11.6%	(0.6)%	2.5%
Minority interests in income / (loss) of consolidated subsidiaries	(2.8)%	0.1%	(0.9)%
Net income / (loss)	8.8%	(0.6)%	1.6%

2006 Compared to 2005

Net revenue increased by 19.0% to Rmb 6,920.5 million (US$1,009.0 million) in 2006 compared to Rmb 5,816.7 million in 2005. The increase in net revenue was primarily due to a 23.2% increase in sales volume, or 53,355 units, to 283,583 units in 2006 from 230,228 units in 2005. The higher unit sales in 2006 came mainly from the higher unit sales of the 4-Series light-duty engines sold in 2006 over 2005. In 2006, net revenues of the 4-Series light-duty diesel engines increased by approximately 43.3% as compared to 2005.

Cost of goods sold increased by 20.9% to Rmb 5,648.4 million (US$823.5 million) in 2006 from Rmb 4,673.4 million in 2005, and increased as a percentage of net revenues to 81.6% in 2006 from 80.3% in 2005. Cost of manufacturing increased by 20.6% to Rmb 5,447.5 million (US$794.2 million) in 2006 from Rmb 4,517.0 million in 2005, and increased as a percentage of net revenue to 78.7% in 2006 from 77.7% in 2005. Cost of materials consumed included in costs of manufacturing increased by 29.8% to Rmb 4,688.9 million (US$683.6 million) in 2006 from Rmb 3,612.6 million in 2005 (due to higher production throughput in 2006), while cost of materials consumed as a percentage of net revenue increased to 67.8% in 2006 from 65.5% in 2005. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing decreased by 11.8% to Rmb 360.7 million (US$52.6 million) in 2006 from Rmb 409.0 million in 2005, due to cost savings in consumables. Factory overhead as a percentage of net revenue decreased to 5.2% for 2006 from 7.0% for 2005. Depreciation and lease prepayments included in cost of manufacturing increased to Rmb 90.8 million (US$13.2 million) in 2006 from Rmb 87.0 million in 2005. Depreciation as a percentage of net revenue decreased from 1.6% in 2005 to 1.3% in 2006.

Gross profit increased by 11.3% to Rmb 1,272.1 million (US$185.5 million) in 2006 from Rmb 1,143.4 million in 2005. Gross profit margin (gross profit divided by net revenue) decreased to 18.4% in 2006 compared to 19.7% in 2005 due to competition, product sales mix and higher raw materials costs. Yuchai generated 32.1% of its net revenue from the lower margin light-duty engines in 2006 compared to 2005.

SG&A expenses (excluding research and development) increased by 1.1% to Rmb 801.8 million (US$116.9 million) in 2006 from Rmb 793.2 million in 2005 and decreased as a percentage of net revenue from 13.6% in 2005 to 11.5% in 2006. This increase in SG&A expenses was primarily due to higher administrative staff costs and audit fees.

Advertising expenses included in SG&A decreased by 6.0% to Rmb 42.6 million (US$6.3 million) in 2006 from Rmb 45.3 million in 2005. Advertising expenses as a percentage of net revenue decreased to 0.6% in 2006 from 0.8% in 2005. The decrease in advertising and promotion expenses is mainly due to greater economies of scale achieved with our main advertising partners.

Sales commission expenses included in SG&A expenses decreased by 18.3% to Rmb 32.2 million (US$4.7 million) in 2006 from Rmb 39.4 million in 2005. Sales commission expenses as a percentage of net revenue decreased to 0.5% in 2006 from 0.7% in 2005. The decrease in sales commissions is mainly due to the discontinuing of sales commissions to its dealers on certain types of engines.

Included in the 2005 consolidated statement of operations is a provision for non-trade loans to a related party of Rmb 203.0 million. See Note 5 to our consolidated financial statements. There is no such provision made in 2006. Salaries and wages as a percentage of net revenues was 8.9% in 2006 and 7.9% in 2005. As a result of the foregoing, profits from operations increased to Rmb 304.5 million (US$44.4 million) in 2006 compared to Rmb 26.0 million in 2005.

Interest expense increased to Rmb 117.5 million (US$17.1 million) in 2006 from Rmb 70.5 million in 2005, primarily due to the higher working capital loans utilized by Yuchai and the bank loans obtained by the Company to finance the Company’s acquisition of its interest in HLGE and TCL in 2006.

Equity in losses of affiliates increased from Rmb 6.0 million in 2005 to Rmb 22.4 million (US$3.3 million) in 2006. The 2005 loss relates solely to our share of equity in the loss of TCL. In 2006, our share of equity in the loss of TCL increased to Rmb 23.9 million (US$3.5 million) as a result of higher net loss recorded by TCL as it continued to face heavy competition in its principal markets and losses from discontinued operations. Our share of the equity in the income of HLGE was Rmb 1.4 million (US$0.3 million) in our 2006 results.

Other income, net increased to Rmb 38.9 million (US$5.7 million) in 2006 from Rmb 25.4 million in 2005. This increase is mainly attributable to (i) Rmb 25.2 million (US$3.7 million) of interest income on TCL bonds and HLGE bonds acquired in 2006 compared to nil in 2005; (ii) Rmb 28.5 million (US$4.1 million) gain on redemption of debt and equity securities of TCL and HLGE compared to nil in 2005; and (iii) Rmb 10.5 million interest income collected on the Rmb 205 million loan; and offset by (a) Rmb 3.6 million (US$0.5 million) loss on changes in fair values of derivatives that were embedded in some of these securities in 2006 compared to nil in 2005; and (b) exchange losses of Rmb 41.9 million (US$6.1 million) mainly arising on Singapore dollar denominated loans.

Earnings before income taxes and minority interests in 2006 were Rmb 203.4 million (US$29.7 million), as compared to a loss before income taxes and minority interests of Rmb 25.1 million in 2005.

Income tax expense in 2006 was Rmb 30.5 million (US$4.4 million) compared to income tax expense of Rmb 10.1 million in 2005. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2005 and 2006. Our effective tax rates were (40.0)% and 15.0% for 2005 and 2006, respectively. The higher effective tax rate in 2005 was due to higher non-deductible expenses, while in 2006 the reversal of a valuation allowance for deferred tax assets that were previously believed to be non-recoverable and the higher amount of estimated recoverable tax credits generated contributed to the lower rate.

As a result of the foregoing factors, we had profit before minority interests of Rmb 172.9 million (US$25.2 million) in 2006 compared to loss before minority interests of Rmb 35.2 million in 2005, and a net income of Rmb 111.3 million (US$16.2 million) in 2006 compared to a net loss of Rmb 32.3 million in 2005.

2005 Compared to 2004

Net revenue increased by 4.2% to Rmb 5,816.7 million in 2005 compared to Rmb 5,582.1 million in 2004. The increase in net revenue was primarily due to higher sales volume arising from more aggressive marketing programs. Unit sales of diesel engines increased by 11.4% to 230,228 units in 2005 from 206,628 units in 2004 and this unit sales increase came mainly from higher sales of the 4-Series light-duty diesel engines and 6105 medium-duty diesel engines. In 2005, net revenues of the 4-Series light-duty diesel engines increased by approximately 31.0% and net revenues of the 6105 medium-duty engines increased by approximately 52.6% as compared to 2004.

Cost of goods sold increased by 16.6% to Rmb 4,673.4 million in 2005 from Rmb 4,006.9 million in 2004, and increased as a percentage of net revenues to 80.3% in 2005 from 71.8% in 2004. Cost of manufacturing increased by 18.4 % to Rmb 4,517.0 million in 2005 from Rmb 3,816.7 million in 2004, and increased as a percentage of net revenue to 77.7% in 2005 from 68.4% in 2004. Cost of materials consumed included in costs of manufacturing increased by 20.6% to Rmb 3,812.4 million in 2005 from Rmb 3,159.9 million in 2004 (due to higher production during 2005, while cost of materials consumed as a percentage of net revenue increased to 65.5% in 2005 from 56.6% in 2004. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing decreased by 2.4% to Rmb 409.0 million in 2005 from Rmb 419.2 million in 2004, due to lower variable factory expenses. The factory overhead as a percentage of net revenue decreased to 7.0% in 2005 from 7.5% in 2004. Depreciation and lease prepayments included in cost of manufacturing increased to Rmb 90.4 million from Rmb 84.9 million in 2004. Depreciation as a percentage of net revenue increased to 1.6% in 2005 from 1.5% in 2004.

Gross profit decreased by 27.4% to Rmb 1,143.4 million in 2005 from Rmb 1,575.2 million in 2004. Gross profit margin (gross profit divided by net revenue) decreased to 19.7% in 2005 compared to 28.2% in 2004, reflecting a shift in the sales mix whereby the gross margin for the 4-Series and industrial engines were lower than margins historically achieved for both medium and heavy-duty engines.

SG&A expenses (excluding research and development) increased by 20.5% to Rmb 793.2 million in 2005 from Rmb 658.3 million in 2004 and increased as a percentage of net revenue from 11.8% in 2004 to 13.6% in 2005. This increase in SG&A was primarily due to the increase in sales, legal and professional costs and bad debt expense. The increase in legal and professional costs was due to the higher management fees in connection with shareholder negotiations. Research and development expenses decreased to Rmb 123.8 million in 2005 from Rmb 137.0 million in 2004. Advertising expenses included in SG&A decreased by 7.0% to Rmb 45.3 million in 2005 from Rmb 48.7 million in 2004. Advertising expenses as a percentage of net revenue decreased to 0.8% in 2005 from 0.9% in 2004. Sales commission expenses included in SG&A expenses increased to Rmb 39.4 million in 2005 from Rmb 11.6 million in 2004. Sales commission expenses as a percentage of net revenues increased to 0.7% in 2005 from 0.2% in 2004. The decrease in advertising is mainly due to lower spending on television and road signboard advertising. The increase in sales commissions is mainly due to higher commission given to promote the sales of new products such as 6L and 6M heavy duty diesel engines.

Included in the 2005 consolidated statement of operations is a provision for non-trade loans to a related party of Rmb 203.0 million. See Note 5 to the Company’s Consolidated Financial Statements. Salaries and wages as a percentage of net revenues was 7.9% in 2005 and 7.4% in 2004. As a result of the foregoing, profits from operations decreased to Rmb 26.0 million in 2005 compared to Rmb 779.9 million in 2004. Interest expense increased to Rmb 70.5 million in 2005 from Rmb 31.8 million in 2004, primarily due to increase in bank borrowings.

Loss before income taxes and minority interests in 2005 was Rmb 25.1 million, as compared to a profit of Rmb 753.9 million in 2004.

Income tax expense in 2005 was Rmb 10.1 million compared to income tax expense of Rmb 105.2 million in 2004. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2004 and 2005. The effective tax rates of Yuchai were 14.0% and (40.0)% for 2004 and 2005 respectively. The increase in the effective tax rate for 2005 was primarily due to additional non-deductible expenses for tax purposes and a decrease in the amount of estimated recoverable tax credits added in 2005.

As a result of the foregoing factors, the Company had a loss before minority interests of Rmb 35.2 million in 2005 compared to income before minority interests of Rmb 648.7 million in 2004, and a net loss of Rmb 32.3 million in 2005 compared to a net income of Rmb 491.4 million in 2004.

Inflation

The general annual inflation rate in China was approximately 3.9%, 1.8%, 1.5% and 4.8% in 2004, 2005, 2006 and 2007, respectively. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs.

Seasonality

Yuchai’s business generally is not seasonal. However, Yuchai’s results of operations in the first and second quarters of recent calendar years have been marginally higher than in the third and fourth quarters of the corresponding year, due to slightly better production and sales performance in the first half compared to the second half of such calendar years. As a result, cash generated from operations may also be subject to some seasonal variation. See also “— Liquidity and Capital Resources.”

Liquidity and Capital Resources

Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our operations generated positive cash flow in 2004, 2005 and 2006. Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity and funding our business expansion and diversification plan. We believe that our sources of liquidity are sufficient for our operational requirements over the next twelve months from the date of this Annual Report. Factors which may affect our ability to generate funds from operations include increased competition (including as a result of China’s admission to the WTO), fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.”

As of December 31, 2006, we had approximately Rmb 745.9 million (US$108.8 million) in cash and cash equivalents on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

We expect that cash generated from operations and credit collection arrangements should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As a result, we may use periodic bank borrowings to supplement our working capital requirements. Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis with reference to the loan limit approved by Yuchai’s Board of Directors. During its April 2006 board meeting, the Yuchai’s Board of Directors approved an increase in Yuchai’s borrowing limit to Rmb 2,000 million. Yuchai had outstanding borrowings of Rmb 906.5 million (US$132.2 million) as of December 31, 2006. The interest rate applicable to the amounts borrowed ranges from 4.08% and 5.85% per annum. This includes Rmb 497.0 million (US$72.5 million) of unsecured bonds issued at a discount in June 2006 pursuant to an application approved by the PBOC for short-term bonds issuing limit of up to Rmb 1,000 million (US$145.8 million). The bonds matured on March 9, 2007 and have since been refinanced with short-term loans from three local banks which are interest bearing at 5.022% per annum and are repayable on demand. On April 18, 2007, Yuchai issued the second tranche of short term bonds of Rmb 650.0 million (US$94.8 million) under approval given by PBOC on May 30, 2006 and the funds were used to pay off the short term loans from three local banks. The bonds were issued at discount and an amount totaling Rmb 637.0 million was received by Yuchai. The bonds matured on January 18, 2008. As of May 15, 2008, Yuchai had outstanding borrowings of Rmb 1,005.0 million. The unutilized loans limits amount to Rmb 2,603.0 million. We believe that should there be a need for further loans from banks, Yuchai could seek to drawdown additional amounts up to such limit from the domestic Chinese banks. However, no assurance can be given that such additional borrowings would be approved by such banks.

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
	(in thousands)
Net cash provided by operating activities	589,608	234,770	634,146	92,452
Net cash used in investing activities	(753,367)	(669,311)	(1,289,944)	(188,063)
Net cash provided by financing activities	254,493	452,777	670,640	97,775
Effect of foreign currency exchange on cash and cash equivalents	—	(4,713)	(5,104)	(744)

Net increase in cash and cash equivalents	90,734	13,523	9,738	1,420

Net cash flow provided by operating activities increased by Rmb 399.4 million (US$58.2 million) in 2006 compared to 2005. The increase was principally caused by the increase in cash collections from customers due to increased sales, better management of working capital and a decrease in cash paid for income taxes due to the over-payment of tax in 2005, partially offset by increased cash payments to suppliers and employees due to increased operations and the increase in cash paid for interest because of higher borrowings from banks. Net cash used in investing activities increased by Rmb 620.6 million (US$90.5 million) in 2006 compared to 2005, principally due to the acquisition of equities and bonds in HLGE and further investment in TCL. See “Item 5. Operating and Financial Review and Prospects –– Business Expansion and Diversification Plan” for further details. Net cash provided by financing activities increased by Rmb 217.9 million (US$31.8 million) in 2006 compared to 2005, due mainly to a Rmb 114.4 million and Rmb 43.6 million decrease in dividends paid to shareholders and dividends paid by subsidiaries to minority stockholders, respectively, as well as an increase in net proceeds from bank term loans of Rmb 266.8 million.

Net cash flow provided by operating activities decreased by Rmb 354.8 million between 2004 and 2005. The decrease was principally caused by an increase in cash paid for inventories due to stocking up at the end 2005 to meet expected higher sales in 2006. Net cash used in investing activities decreased by Rmb 84.1 million in 2005, principally due to repayment of Rmb 205.0 million of loans from a related company and increased in purchased of investments of Rmb 161.4 million. Net cash provided by financing activities increased by Rmb 198.3 million in 2005, mainly due to net increase in net proceeds from bank terms loans of Rmb 1,238.2 million, proceeds from 2% convertible bonds of Rmb 206.9 million and offset by the dividend payment of Rmb 120.3 million made in 2005.

Other than with respect to the application of cash generated from operations for capital expenditures and dividend payments, we do not have a formal cash management policy.

Our working capital as of December 31, 2006 was Rmb 457.5 million (US$66.7 million) compared to Rmb 823.3 million as of December 31, 2005.

As of December 31, 2006, we had long-term debt, including current installments, totaling Rmb 675.4 million (US$98.5 million), of which Rmb 575.5 million (US$83.9 million) will mature in 2008 and Rmb 100 million (US$14.6 million) in 2010. We had current debt totaling Rmb 806.5 million (US$117.6 million) as of December 31, 2006.

In February 2005, we issued $25.0 million in principal amount of convertible bonds due 2012 in a private placement. The convertible bonds due 2012 carried interest at 2.0% per annum, unless redeemed earlier in accordance with their terms. The bonds were convertible by their holders into newly issued shares of Common Stock of the Company at a conversion price of $12.97 per share, subject to customary adjustments. The bonds were fully converted by their holders in June 2005. Upon conversion, we issued 1,927,673 shares of Common Stock, representing approximately 5.5% and 5.2% of the then existing and enlarged shares of Common Stock, respectively. The proceeds of this offering were fully utilized to partially finance the TCL ordinary share acquisitions described above.

As an additional source of funding for our business expansion and diversification related activities, in March 2005, September 2005, January 2006 and March 2006, we entered into credit facilities for US$25.0 million, US$50.0 million, S$60.0 million (approximately US$44.1 million) and S$110.0 million (approximately US$80.8 million), respectively, with various banks in Singapore. We have drawn down the first three facilities as of December 31, 2006 in connection with our acquisition of shares and bonds in TCL and HLGE described above. The fourth credit facility expired in October 2006.

        As of December 31, 2006, US$113.4 million had been drawn down. The terms of these facilities require, among other things, that Hong Leong Asia retains ownership of our special share and that we remain a consolidated subsidiary of Hong Leong Asia. The terms of these facilities also include certain financial covenants with respect to our tangible net worth and net gearing ratio throughout the tenor of the facility, as well as negative pledge provisions and customary drawdown requirements and events of default. See Note 18 to our consolidated financial statements for more information.

        On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with a bank in Singapore for an aggregate of US$40.0 million to refinance the S$60.0 million facility that was due to mature on July 26, 2007. The facility is available for three years from the date of the facility agreement and will be utilized by us to finance our long-term general working capital requirements. The terms of the facility require, among other things, that Hong Leong Asia Ltd. (“Hong Leong Asia”) retains ownership of the special share and that we remain a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we have fully drawndown on the US$40.0 million facility. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2007 audited consolidated accounts has been received from the bank granting an extension of time until September 30, 2008.

On March 20, 2008, we entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch (“Bank of Tokyo-Mitsubishi”), to re-finance the existing $25.0 million credit facility which matured on March 20, 2008. The new unsecured, multi-currency revolving credit facility has a committed aggregate value of S$21.5 million with a one—year duration. The new facility will be used to finance the Company’s long-term general working capital requirements.

As part of its business strategy, Yuchai seeks from time to time opportunities to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. Yuchai may make such investments and acquisitions with funds provided by operations, future debt or equity financings or a combination thereof.

The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2006:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	More than 5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt*	1,022.6	1,022.6	—	—	—
Long-term debt*	728.1	—	604.7	123.4	—
Purchase Obligations regarding capital expenditures	127.0	127.0	—	—	—
Lease Commitments	8.1	4.4	3.7	—	—

Total	1,885.8	1,154	608.4	123.4	—

*	Includes contractual interest payments

Capital Expenditures

Our capital expenditures for routine upgrades to, and replacement of, equipment, plant and property were Rmb 552.9 million, Rmb 515.4 million and Rmb 323.8 million (US$47.2 million) in 2004, 2005 and 2006, respectively. We funded our capital expenditures primarily from funds generated from operations and, when necessary, from bank loans obtained by Yuchai. Our capital expenditures for 2004 of Rmb 552.9 million were primarily used for the completion of the new production line for 6L and 6M heavy-duty engines, particularly the second foundry, production capacity upgrading and the second stage of construction of Yuchai heavy-duty engine project. Our capital expenditures for 2005 of Rmb 515.4 million were primarily used for production capacity upgrading, second stage construction of Yuchai heavy-duty engine project and the new 4F engine project. Our capital expenditures for 2006 were primarily used for general production capacity and technical center upgrading, construction of Yuchai heavy-duty engine project and the 4F engine project, and acquisition of leasehold land for future development.

As of December 31, 2006, we had authorized and contracted for capital expenditures for improvement to existing production facilities in the amount of Rmb 127.0 million (US$18.5 million). As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our capital expenditures and working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans incurred by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation and a general shortage of debt and equity financing in China. Any additional capital we contribute to Yuchai would require, among other things, the approval of the MOC which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2005 and 2006, Yuchai had issued irrevocable letter of credits of Rmb 110.3 million and Rmb 34.8 million (US$5.1 million), respectively.

As of December 31, 2005 and 2006, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 1.4 billion and Rmb 1.8 billion (US$0.3 billion), respectively. Management has assessed the fair value of the recourse obligation arising from these discounted bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.

Except for the above off-balance sheet arrangements and off balance sheet exposure of YEGCL as described under “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Provision for loss contingency for guarantee granted by YEGCL”, we have no other outstanding derivative financial instruments, off-balance sheet arrangements or guarantees.

Research and Development

See “Item 4. Information on the Company — Research and Development”.

Recently Issued Accounting Standards

SAB No. 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”). “Considering the Effect of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements” which requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach (“dual approach”). The rollover approach quantifies misstatements based on the amount of the error originating in the current year statement of operations whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatements existing in the balance sheet at the end of the current year, irrespective of the misstatements year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. We adopted SAB No. 108 effective January 1, 2006.

As a transition accommodation, SAB No. 108 permits accumulative effect adjustments, without restatement of previously issued financial statements, to be used for errors that are determined to be immaterial pursuant to the Company’s previous method of quantification of unadjusted errors but are determined to be material under dual approach. Prior to the adoption of SAB No. 108, the Company had quantified unadjusted errors under the rollover approach and has assessed these unadjusted errors to be immaterial – individually and in the aggregate. Upon initial adoption of SAB No. 108 for the fiscal year 2006, we quantified unadjusted errors under the dual approach and assessed that these unadjusted errors are not material. As such, the initial adoption of SAB No. 108, had no impact on our consolidated financial statements.

SFAS No. 123 (revised 2004)

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. We adopted this statement on January 1, 2006 under the modified prospective method of application. Under that method, We will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The initial adoption of this statement did not have any effect on our 2006 consolidated financial statements.

SFAS No. 151

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement was effective and adopted by us for inventory costs incurred on or after January 1, 2006. The initial adoption of this statement had no effect on our 2006 consolidated financial statements.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This statement was effective and adopted by us for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this statement had no effect on our 2006 consolidated financial statements.

EITF 04-13

In September 2005, the EITF issued EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 was applied to new arrangements entered into, and modifications or renewals of existing arrangements beginning in the first interim or annual reporting periods beginning after March 15, 2006. The application of EITF 04-13 had no significant impact on our consolidated financial statements.

SFAS No. 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. This statement will be effective for the fiscal years beginning after September 15, 2006. We do not believe there will be any material impact resulting from the initial adoption of this statement to our consolidated financial statements.

SFAS No. 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The statement also provides guidelines to classification, disclosure and subsequent measurement of servicing assets and servicing liabilities. This statement will be effective for the fiscal years beginning after September 15, 2006. We are currently evaluating the impact of the statement to the Company’s consolidated financial statements.

FIN No. 48

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for the fiscal years beginning after December 15, 2006. We are currently evaluating the impact of the provisions of FIN 48 to the Company’s consolidated financial statements.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expenses disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

In February 2008, the FASB Staff Position, or FSP, SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and its Related Interpretive Accounting Pronouncements That Address Leasing Transactions,” and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157.” FSP SFAS No. 157-1 excludes from the scope of SFAS No. 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The provisions of SFAS No. 157 will be applied prospectively to fair value measurements and disclosures for financial assets and financial liabilities and non financial assets and non financial liabilities recognized or disclosed at fair value in the financial statements on at least an annual basis beginning in the first quarter of 2008. We do not believe the initial adoption of SFAS No. 157 will have a material impact on the consolidated financial statements at this time and will monitor any additional implementation guidance that may be issued.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. Under SFAS No. 159, entities will be permitted to measure various financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have elected not to adopt the fair value option for the eligible items as of January 1, 2008 the effective date of SFAS No. 159.

SFAS No. 141 (revised 2007)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), or SFAS No. 141R, “Business Combination” which replaces FAS Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The impact of the adoption of SFAS No. 141R on our consolidated financial position and consolidated results of operations is dependent upon the specific terms of any applicable future business combinations.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, “Non Controlling Interests in Consolidated Financial Statements-Amendments of ARB No. 51”. SFAS No. 160 states that accounting and reporting for minority interests will be re-characterised as non controlling interests and classified as a component of equity. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non controlling owners. FAS No. 160 applies to all entities that prepare consolidated financial statements, except non-for-profit organizations, but will affect only those entities that have an outstanding non controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. We are required to adopt this statement in the first quarter of our fiscal year 2009 and we are currently assessing the impact of adopting SFAS No. 160.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Executive Officers of the Company

Our Articles of Association require that our Board of Directors shall consist of eleven members so long as the Special Share is outstanding. As of May 30, 2008, there are nine members elected to and serving on our Board of Directors, with two vacancies. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia has designated Messrs. Teo Tong Kooi, Gan Khai Choon, Gao Jia Lin and Kwek Leng Peck as its nominees. Messrs. Yan Ping and Zhang Shi Yong are nominees of Coomber Investments Limited. Our directors are appointed at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name(1)	Position	Year First Elected or Appointed Director or Officer
TEO Tong Kooi(2)(3) (6)	President and Director	2004
GAO Jia Lin(2)	Vice President and Director	1995
GAN Khai Choon (2) (6)	Director	1995
KWEK Leng Peck(2)(4)	Director	1994
NEO Poh Kiat (2)(4)(5)	Director	2005
TAN Aik-Leang(2)(5)	Director	2005
Matthew RICHARDS(4)(5)	Director	2006
YAN Ping(2)	Director	2007
ZHANG Shi Yong(2)	Director	2007
TAN Wan Hong(2)	Group General Manager	2008

Name(1)	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming(3)	Chief Financial Officer	2008
FOO Shing Mei Deborah	General Counsel	2007
Ira Stuart OUTERBRIDGE III	Secretary	2001

(1)

Mr. Raymond C.K. Ho ceased to be a director of the Company with effect from September 15, 2006 and resigned as a director of Yuchai on September 7, 2006. Mr. Wong Hong Ren resigned as a director of each of the Company and Yuchai with effect from July 5, 2007 and August 16, 2007, respectively. Mr. Philip Ting Sii Tien resigned as the Chief Financial Officer of the Company with effect from November 15, 2007. Mr. Ting also resigned as a director of each of the Company and Yuchai with effect from December 3, 2007 and March 28, 2008, respectively. Mr. Matthew Richards was appointed as a director of the Company on December 12, 2006. Mr. Yan Ping and Mr. Zhang Shi Yong were appointed as directors of the Company on August 3, 2007. Ms. Sheila Murugasu resigned as the General Counsel of the Company with effect from December 10, 2007. Mr. Ho Tuck Chuen was appointed as the Chief Financial Officer and Director of the Company with effect from November 15, 2007 and December 3, 2007, respectively. Mr. Ho subsequently resigned from both positions with effect from April 30, 2008.

(2)	Also a Director of Yuchai.
(3)	Also a Director/Alternate Director of TCL.
(4)	Member of the Compensation Committee.
(5)	Member of the Audit Committee.
(6)	Also a Director of HLGE.

Mr. Teo Tong Kooi is the President and a Director of the Company. He is also a Director and Chief Executive Officer of Hong Leong Asia as well as a Director of Hong Leong China, Yuchai, HLGE, TCL and Isyoda Corporation Berhad. He is also an Executive Director of Tasek Corporation Berhad, where previously he held the position of Managing Director. Mr. Teo holds a Bachelor of Science degree in Marketing Management and a Master of Business Administration (both from Golden Gate University, San Francisco, California, USA). He has also completed the Executive Management Program at the Stanford University Graduate School of Business and has a wealth of corporate and commercial banking experience with many years in senior management positions where he was Head of Corporate Banking, Deutsche Bank, Malaysia, and Chief Operating Officer of Hong Leong Bank Berhad, Malaysia.

Mr. Gao Jia Lin is the Vice-President and a Director of the Company and a Director of Yuchai. He joined Hong Leong China in 1992 and is currently the Senior Vice President of Hong Leong Asia, China Operation. He has a mechanical engineering degree from Qinghua University.

Mr. Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Lewis, Venture Delta and Safety Godown Company Limited. He is also the Chairman of HLGE, an Executive Director of City e-Solutions Limited and Managing Director of Hong Leong International (Hong Kong) Limited. He has extensive experience in banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group of companies, which include the management and development of the Grand Hyatt Taipei. He holds a Bachelor of Art degree (Honors) in Economics from the University of Malaya.

Mr. Kwek Leng Peck is a Director of the Company. He is a member of the Kwek family which controls the Hong Leong Investment group. He serves as an Executive Director of Hong Leong Asia and sits on the boards of HL Technology, Hong Leong China, Yuchai, City Developments Limited, Hong Leong Finance Limited, City e-Solutions Limited, Millennium & Copthorne Hotels plc and Tasek Corporation Berhad. He holds a Diploma in Accountancy and has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is Managing Director of Octagon Advisors Pte Ltd, a financial advisory firm in Singapore. Between 1976 and January 2005, he held senior managerial positions with companies in the Development Bank of Singapore group and United Overseas Bank Ltd, including as Country Officer (China), Head – Corporate Banking (Greater China) at United Overseas Bank Ltd. Mr. Neo is currently a director of Octagon Advisors (Shanghai) Co. Ltd., Singapore International School Foundation Ltd (Hong Kong), and Asia Airfreight Terminal Co Ltd. He holds a Bachelor of Commerce degree from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Tan Aik-Leang is a Director of the Company and Yuchai. He is currently an independent Risk Management Consultant to banks and other financial services institutions and is based in Hong Kong. Between 1973 and 2001, he has held various senior executive and managerial positions at the Dao Heng Bank Group in Hong Kong, the National Australia Bank Group in Australia and Hong Kong and The Bank of Nova Scotia in Canada. Mr. Tan is currently a Director of the Board of The Risk Management

Association, Hong Kong Chapter (headquartered in USA) and a Fellow member of the Hong Kong Institute of Certified Public Accountants, CPA Australia, the Australasian Institute of Banking and Finance and the Institute of Canadian Bankers. Our Board of Directors has determined that Mr. Tan is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Matthew Richards is a Director of the Company. Mr. Richards is the General Counsel and a Director of Principia Management Pte Ltd, which provides advisory and management services related to corporate finance transactions and private equity investments. Previously, Mr. Richards was in private practice in Singapore as an international lawyer between 1999 and 2007, having worked on a variety of capital markets, mergers and acquisitions and other corporate finance transactions throughout the Asian region, particularly in Indonesia and India. From 2003 to mid 2006, Mr. Richards was an associate at Latham & Watkins LLP, the international law firm advising the Company on US law matters. Mr. Richards holds a Graduate Diploma in Legal Practice, Bachelor of Laws and Bachelor of Asian Studies from the Australian National University. Our Board of Directors has determined that Mr. Richards is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with Mr. Richards.

Mr. Yan Ping is a Director of the Company and the Chairman of the Board of Directors of Yuchai. Mr. Yan is also the Chairman of the State Holding Company, Yuchai Machinery Co., Ltd and Yuchai Marketing Company since October 2005. The State Holding Company owns 22.1% of the shares of Yuchai, and is owned by the city government of Yulin in Guangxi Zhuang Autonomous Region, China. Prior to becoming Chairman of the State Holding Company, Mr. Yan held various China-government related positions, including most recently as Deputy Secretary-General, Yulin Municipal Government, as Director, Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou–Shenzhen Railway Company, Ltd. Mr. Yan holds a Bachelor of Engineering degree from Dalian Railway College and a Master of Economics degree from the East-North Financial and Economic University.

Mr. Zhang Shi Yong is a Director of the Company. He is also the Company Secretary of Yuchai and has been a Director of Yuchai since April 12, 2007. He also sits on the boards of the State Holding Company, Coomber and Goldman. Mr. Zhang was a director of City Construction Investment Company of Yulin. He holds a Bachelor of Traffic and Transportation degree from Xinan Jiaotong University and a Master of Business Administration degree from the Tsing Hua University.

Mr. Tan Wan Hong was appointed Group General Manager of the Company and a Director of Yuchai with effect from February 1, 2008 and March 28, 2008 respectively. Mr. Tan qualified with the Institute of Chartered Accountants (England & Wales) in 1980 and has extensive work experience in China.

Mr. Hoh Weng Ming was appointed Chief Financial Officer of the Company with effect from May 1, 2008. Prior to re-joining the Company, Mr. Hoh was the Group Controller of the Industrial Product Group division for Hong Kong-listed, Johnson Electric Industrial Manufactory Limited, a leading industrial electric motor producer. Before Johnson Electric, he was the Financial Controller for two of Hong Leong Asia’s subsidiaries, namely Henan Xinfei Electric Co., Ltd. from 2003 to 2005 and the Company from 2002 to 2003. Mr. Hoh has a Bachelor of Commerce degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Ms. Foo Shing Mei Deborah was appointed the General Counsel of the Company with effect from December 10, 2007. Ms. Foo has more than 10 years’ of commercial and corporate experience gained from various in-house positions in Singapore and Hong Kong. Prior to joining the Company, she held the positions of Vice President of Group Legal and Company Secretary at Nasdaq listed Pacific Internet Limited. She holds a BA (Honors) in Law and History and a Masters of Law degree in Commercial and Corporate law from University of London. She is a Barrister-at-Law (Middle Temple) and is admitted as an Advocate and Solicitor in Singapore.

Mr. Ira Stuart Outerbridge III is the Secretary of the Company. He is a graduate of the University of North Carolina at Chapel Hill and is a Fellow of the Institute of Chartered Secretaries and Administrators. He joined Codan Services Limited as a Corporate Manager since February 1996.

Audit Committee

The members of the Audit Committee are Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Matthew Richards. The Audit Committee oversees the performance of our internal audit function and our independent public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial operational and compliance controls. The Board has designated Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

Compensation Committee

The members of the Compensation Committee are Messrs. Kwek Leng Peck (Chairman), Neo Poh Kiat and Matthew Richards. The Compensation Committee reviews our general compensation structure as well as reviews, recommends or approves executive appointments and remuneration, subject to ratification by our Board of Directors and supervise the administration of our employee benefit plans, including stock option plans, if any.

Special Committee

Effective April 13, 2007, the Board of Directors dissolved the Special Committee. The Special Committee was established in 2003 in response to the litigation-related and other difficulties that we faced at that time with respect to our investment in Yuchai.

Directors and Executive Officers of Yuchai

According to Yuchai’s Articles of Association, the Board of Directors of Yuchai may consist of up to 13 members. Currently, there are 12 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s board of directors has been reconstituted with the Company entitled to elect nine of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us.

Pursuant to the Shareholders Agreement and our Bye-laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors.

The directors and executive officers of Yuchai as of May 30, 2008 are identified below.

Name	Position	Year First Elected or Appointed Director Position or Officer
YAN Ping(1)	Chairman of the Board of Directors	2005
GAO Jia Lin(1)	Director	1995
LI Tiansheng	General Manager and Director	2001
GAN Khai Choon (1) (4)	Director	2007
KWEK Leng Peck(1)	Director	2005
NEO Poh Kiat (1) (5)	Director	2008
TAN Aik-Leang(1)	Director	2005
TAN Wan Hong(5) (6) (7)	Director	2008
TEO Tong Kooi(1)(2)(4)	Director	2004
YUAN Xucheng	Director	2003
GU Tangsheng	Assistant to Chairman and Director	2005
ZHANG Shi Yong(1) (3)	Secretary and Director	2005
ZENG Shi Qiang	Assistant Director	1999
TAN Chai Huat(7)	Financial Controller	2006
LIANG He Ping	Executive Deputy General Manager	2000
WU Qiwei	Deputy General Manager	2005
YAN Jie	Deputy General Manager	2003
LI Cheng Jie	Deputy General Manager	2004
QIN Xiaohong	Chief Accountant	2007
SHEN Jie	General Engineer	2003
SI LIWO Yu Hok(7)	Senior Vice President of Business Controller	2005
LIM Kian Heng Benny (7)	Vice President, International Sales	2007

(1)	Also a Director of the Company.
(2)	Also a Director of TCL.

(3)	Appointed a Director of Yuchai since April 12, 2007.
(4)	Also a Director of HLGE.
(5)	Appointed a Director of Yuchai since March 28, 2008.
(6)	The Group General Manager of the Company.
(7)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Gao Jia Lin, Gan Khai Choon, Neo Poh Kiat, Tan Wan Hong, Teo Tong Kooi, Kwek Leng Peck, Tan Aik-Leang, Yan Ping and Zhang Shi Yong, see “— Directors and Senior Management of the Company.” For additional information regarding Mr. Wang Jianming’s employment status with Yuchai, see “— Compensation — Yuchai” and “Item 8. Financial Information — Legal Proceedings.”

Mr. Li Tiansheng is a Director and General Manager of Yuchai. He previously served as the principal coordinator for liaison with Chinese government agencies, banks and tax department. Mr. Li holds a Bachelor’s degree (foundry) from Guangxi University.

Mr. Yuan Xu Cheng is a Director of Yuchai. He previously served as a Director and Assistant General Manager of Guijiang Enterprise Co. Mr. Yuan holds a Master of Economics degree.

Mr. Gu Tangsheng is a Director of Yuchai and Assistant to the Chairman of the State Holding Company. He holds a PhD in physics from Zhongshan University.

Mr. Zeng Shi Qiang has been an Assistant Director of Yuchai since May 1999. Mr. Zeng holds a Master’s degree (Business Management) from Chinese Science and Technology University.

Mr. Tan Chai Huat is a Financial Controller in the employment of the Company. He has been assigned by us to assist Yuchai in its financial accounting, reporting and compliance with local and statutory requirements, and the implementation of financial policies, procedures, financial budgeting and review of investments. Mr. Tan holds a Bachelor of Commerce degree from the University of Western Australia and is a member of the Institute of Certified Public Accountants of Singapore.

Mr. Liang He Ping is the Executive Deputy General Manager since December 2000. He holds a Master of Business Administration from Qinghua University.

Mr. Wu Qiwei is the Deputy General Manager of Yuchai and is in charge of sales and marketing. He holds a Bachelor’s degree (Inter-Combustion Engine, Vehicle and Mechanical Engineering) from Hunan University. He had also completed his MBA program from the Huazhong University of Science and Technology.

Mr. Yan Jie is the Deputy General Manager of Yuchai and is in charge of the manufacturing department. Until August 2003, Mr. Yan was the Deputy General Manager of the Yuchai group. He holds a Master’s degree (Political Economy) from Guangxi University.

Mr. Li Cheng Jie is the Deputy General Manager of Yuchai since 2004. He holds a Master’s degree (Philosophy of Science and Technology).

Miss Qin Xiaohong joined Yuchai in 1990 and became the Chief Accountant in July 2007. She holds a Bachelor’s degree in Auditing from Nanjing Auditing Institute.

Mr. Shen Jie is the General Engineer of Yuchai and is responsible for all matters relating to engine design, testing and quality control. He joined Yuchai over 20 years ago as a technician in the assembly workshop of Yuchai. He holds a Master’s degree (Inter-Combustion Engine) from Jilin Industrial University.

Mr. Si Liwo Yu Hok is the Senior Vice President of Business Control in the employment of the Company. He has been assigned by us to assist Yuchai in its management and operations. He holds a Master’s degree (Industrial Engineering and Management) from the Asian Institute of Technology, Bangkok, and a Bachelor of Science (Electrical Engineering) degree from the National Taiwan University, Taipei.

Mr. Lim Kian Heng Benny is the Vice-President, International Sales in the employment of the Company. He has been assigned by us to the international sales department of Yuchai. Mr. Lim holds a Master of Business Administration from the Royal Melbourne

Institute of Technology Australia, a Diploma in Mechanical Engineering from the Ngee Ann Polytechnic Singapore, a Diploma in Management Study from Singapore Institute of Management, and a Diploma in Motor Trade Management from the Institute of the Motor Industry, UK. Mr. Lim also completed a one-year International Executive Development Program in Germany.

Yuchai

Pursuant to Yuchai’s Articles of Association, Yuchai’s shareholders have authority over all matters of importance relating to Yuchai, including (i) the review and approval of reports submitted by the Board of Directors of Yuchai; (ii) the approval of Yuchai’s plans for distribution of profits and recovery of losses; (iii) the approval of Yuchai’s annual capital, operating budget and year-end financial statements of final accounts, balance sheet, profit and loss statements and other accounting statements; (iv) the issuance of new shares or other securities, the expansion of the scope of any subscription of shares, the conversion of Yuchai from a company with privately placed shares into a company with publicly offered shares, and the transfer procedures for Yuchai’s share certificates; (v) the nomination, election, dismissal and compensation of members of the Board of Directors; (vi) significant sales or purchases of assets, or any division, merger, acquisition, termination, liquidation or other major corporate action of Yuchai; (vii) amendment to Yuchai’s Articles of Association; (viii) motions presented by shareholders holding 10% or more of the outstanding shares of Yuchai; and (ix) other matters required to be resolved by the shareholders’ meeting. Yuchai’s shareholders are entitled to preemptive rights to subscribe pro rata in accordance with their ownership percentage for any new Yuchai shares or other equity interests offered by Yuchai at a price and on terms at least equivalent to those offered to new subscribers.

Yuchai’s Board of Directors reports directly to the shareholders of Yuchai and is the principal executive authority responsible for major decisions relating to Yuchai, mainly including (i) the execution of resolutions adopted by the shareholders; (ii) the formulation and review of Yuchai’s development plans; (iii) the review of and decision on Yuchai’s annual business plans; (iv) the review of Yuchai’s financial budget, final accounts, dividend distribution plan, plans for issuances of Yuchai shares and plans for merger, division and transfer of assets; (v) to fill vacancies on the Board provided the selected replacement is nominated by and represents the same shareholders as his or her predecessor; (vi) the adoption of various corporate policies and rules; (vii) the appointment of senior executive officers as recommended by the Chief Executive Officer and their dismissals and the appointment of senior advisers to the Board; (viii ) major external matters; (ix) sales, purchases, transfers and leases of material assets with a value in excess of US$3 million and which are not contemplated in Yuchai’s approved budgets; and (x) any other matters that may be determined by the Board of Directors in accordance with Yuchai’s Articles of Association.

In order to further strengthen our level of corporate governance, we have continued to seek to cause Yuchai to adopt comprehensive corporate governance guidelines to put procedures in place to improve the management and governance of Yuchai. The 2007 version of corporate governance guidelines of Yuchai has been approved and adopted by Yuchai’s Board of Directors and shareholders’ meeting on July 27, 2007 and August 16, 2007, respectively. The corporate governance guidelines and practices adopted by Yuchai continue to be fine-tuned on an ongoing basis such that Yuchai follows international best practices and which are in line with the Company Law in the PRC. Various board committees (inter alia, an Audit Sub-Committee, a Remunerations Sub-Committee, a Nominations Sub-Committee and a Financial Sub-Committee) have been established and are currently functioning in accordance with their charters. The Financial Sub-Committee is responsible for reviewing the necessity and feasibility of new projects and making recommendations to Yuchai’s board of directors. Yuchai has provided access to the Company’s independent auditors. We provide certain management, financial planning and other services to Yuchai and has designated eight persons in key management positions, including two Sarbanes-Oxley managers, to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.

The Board of Directors of Yuchai shall consist of 13 directors appointed for three-year terms pursuant to Yuchai’s current Articles of Association. So long as the present ratio of Foreign Shares to State Shares and Legal Person Shares remains unchanged, a total of nine directors shall be elected from nominees of holders of Foreign Shares and a total of four directors shall be elected from nominees of holders of State Shares and Legal Person Shares. Actions generally may be taken by a majority vote of the directors present at a meeting at which a quorum is present. Attendance of at least five directors (three representing holders of Foreign Shares and two representing holders of State Shares or Legal Person Shares) constitutes a quorum.

We are entitled under Yuchai’s Articles of Association to elect nine of Yuchai’s 13 directors, thereby entitling us to effect all major decisions relating to Yuchai. As part of the terms of the Reorganization Agreement and the Cooperation Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. A two-thirds vote of the outstanding shares at a shareholders’ meeting at which a quorum is present is required for major corporate actions, such as an amendment to Yuchai’s Articles of Association, significant sales or purchases of assets or a division, merger, acquisition or liquidation of Yuchai, or issuances of new common shares or other securities of Yuchai. Attendance of shareholders representing at least two-thirds of the outstanding Yuchai shares constitutes a quorum for shareholder meetings considering such major corporate actions.

However, although our nominees constitute a majority of the Board of Directors of Yuchai, there have, on various occasions in the past, been periods of time when no board meetings have been held, despite Yuchai’s Articles of Association requiring the Board of Directors to meet at least once every six months as well as upon repeated requests by us. Prior to the execution of the Reorganization Agreement, Yuchai’s Articles of Association contained stringent quorum provisions, which required that, three of the four directors elected by holders of State Shares or Legal Person Shares had to attend, in order for a quorum to be achieved, and as a result Board of Directors meetings to be held. However, subsequent to the execution of the Reorganization Agreement, these quorum requirements have been amended in Yuchai’s new Articles of Association currently pending approval from the Ministry of Commerce, PRC, prior to it coming into effect, to permit a meeting to proceed without a quorum present after two adjournments of the meeting without a quorum present.

Yuchai’s management consists of a Chairman, a General Manager and several Deputy General Managers, other senior officers designated by its Board of Directors and senior managers and officers designated by us. Yuchai’s management handles daily operations and implements the corporate policies under the direction and guidance of its Board of Directors. In November 2003, Mr. Wang Jianming entered into a new contract of employment with Yuchai, pursuant to which he was appointed as Chief Executive Officer of Yuchai. Mr. Wang Jianming ceased to serve as the chairman, legal representative and chief executive officer of Yuchai, as well as the chairman and legal representative of the State Holding Company, the principal Chinese shareholder of Yuchai with effect from October 28, 2005. The new chairman and legal representative of Yuchai is Mr. Yan Ping whose appointment in Yuchai was confirmed on December 2, 2005.

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai management temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai management to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. Yuchai has provided access to its independent auditors, and is cooperating with the Company’s eight secondees, including two Sarbanes-Oxley managers, who are all based at Yuchai’s offices in Yulin. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement.”

Compensation

Company

Pursuant to the Amended and Restated Shareholders Agreement of the Company dated November 9, 1994, Hong Leong Asia is entitled to receive no less than US$500,000 from either Yuchai or the Company for management services as long as Hong Leong Asia remains the controlling shareholder and provided that the services include those of the President and Chief Financial Officer. For 2006 and 2007, Yuchai charged Hong Leong Asia a management fee of US$500,000 per annum for management services provided, namely that of our President and Chief Financial Officer. With effect from January 2008, further to a management services agreement entered into between the Company and Yuchai, Yuchai will pay to the Company, instead of Hong Leong Asia, management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid the management fees as set out in the Amended and Restated Shareholders Agreement of November 9, 1994.

We paid an annual service fee for services rendered in 2006 of US$50,000 and US$30,000 to each of our independent and non-independent directors respectively, and US$20,000 to our General Counsel. We also paid an annual service fee of US$50,000 and US$30,000 to the Chairman and each of the members of the Special Committee, respectively. Fees paid are pro-rated accordingly if a director or member of the Special Committee resigns or assumes the position during the year. In fiscal year 2007, we paid an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President and the Chief Financial Officer of the Company. We also paid an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. A pro-rated service fee of US$18,849 was also paid to the former General Counsel. See “Item 7. Major Shareholders and Related Party Transactions.”

Our directors and executive officers do not currently own any shares of Common Stock or options to acquire any shares of Common Stock.

Yuchai

The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2005 was approximately Rmb 10.9 million (US$1.4 million). The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2006 was approximately Rmb 17.0 million (US$2.5 million). Yuchai has a management bonus plan for its executive, mid-level and junior officers under which annual incentive bonuses in an aggregate amount equal to 5.5% (3.5% for executive officers (allocated as 2.5% for the Chairman and 1.0% for other executive officers) and 2.0% for mid-level and junior officers and employees) of Yuchai’s after-tax profit will be paid upon Yuchai achieving the required budgeted after-tax profit as approved by Yuchai’s Board of Directors.

There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

Employees

As of December 31, 2006, Yuchai employed approximately 7,343 people nationwide. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. For fiscal year 2006, the total annual salary and bonus paid to our employees was approximately Rmb 392.0 million (US$57.2 million). Yuchai has not experienced any strikes or similar significant work stoppages. Yuchai believes that its employee relations are good. As of December 31, 2007, Yuchai employed approximately 9,171 people worldwide. For fiscal year 2007, the total annual salary and bonus paid to our employees was approximately Rmb 505.0 million (US$73.6 million).

As of December 31, 2005, Yuchai employed approximately 8,827 people nationwide, inclusive of a sales force of 609 employees. As of December 31, 2004, Yuchai employed approximately 7,153 people nationwide, inclusive of a sales force of 558 employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of May 30, 2008 by all persons who are known to us to own five percent (5%) or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of April 30, 2007. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 shares of Common Stock outstanding as of May 30, 2008.

Identity of Person or Group	Number	Percentage (%)
Hong Leong Asia Ltd.(1)	7,913,769	21.2%
The Yulin City Government(2)	6,709,322	18.0%
Tai Tak Industries Pte Ltd(3)	1,927,673	5.2%

(1)

Information based upon a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003 and December 1, 2003, and other information provided by Hong Leong Asia to the Company. Hong Leong Asia is the beneficial owner of and exercises control over the 7,913,769 shares of Common Stock or approximately 21.2% of the total number of shares of Common Stock and the special share held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also”— Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may experience a change of control as a result of offerings of shares by our controlling shareholders” and “— The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)

Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended on June 23, 2003, July 9, 2003, December 23, 2003, March 15, 2004, February 15, 2005, April 18, 2005, August 9, 2006 and September 29, 2006. Based on Amendment No. 4 to the Schedule 13D filed by Coomber and others with the SEC on December 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, PRC. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 6,709,322 shares of the Company’s Common Stock held of record by Coomber.

(3)	Information based on a report on Schedule 13G jointly filed by Tai Tak Industries Pte Ltd and its affiliate, Tai Tak Securities Pte Ltd, with the SEC on March 7, 2005 and as amended on June 20, 2005.

As of May 30, 2008, there were 24,031,969 shares of Common Stock, or 64.5% of the total number of shares of Common Stock, held of record by 33 persons with registered addresses in the United States.

The Special Share

The special share entitles the holder thereof to elect a majority of our Directors. In addition, no shareholders resolution may be passed without the affirmative vote of the special share, including any resolution to amend the Memorandum of Association or our Bye-laws. The special share is not transferable except to Hong Leong Asia, Hong Leong China or any of its affiliates. In 1994, we issued the special share to Diesel Machinery, a holding company of the Company then controlled by Hong Leong China. During 2002, following the decision of the shareholders of Diesel Machinery to dissolve Diesel Machinery, Diesel Machinery redeemed all of the redeemable stock issued by it to its shareholders. According to the Diesel Machinery shareholders, Diesel Machinery transferred all of the shares of our Common Stock held by it to its shareholders, which included Hong Leong China and its wholly-owned subsidiaries. Because Coomber, a wholly-owned subsidiary of China Everbright Holdings, was the shareholder of Diesel Machinery which gave notice of the dissolution of Diesel Machinery, the special share was transferred by Diesel Machinery to HL Technology, an affiliate of Hong Leong Asia, pursuant to the terms of the Diesel Machinery Shareholders Agreement described below.

Our Bye-Laws provide that the special share shall cease to carry any rights in the event that, if Hong Leong Asia and its affiliates own the special share, Hong Leong Asia and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of the shares of Common Stock), or if China Everbright Holdings and its affiliates own the special share, China Everbright Holdings and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of the shares of Common Stock). The Bye-Laws also provide for circumstances in which Diesel Machinery holds the special share. However, Diesel Machinery was dissolved in 2003. HL Technology, an affiliate of Hong Leong Asia, holds the special share in addition to 7,831,169 shares of Common Stock, which is greater than the number stipulated in the provisions of our Bye-Laws set forth above.

Related Party Transactions

Shareholders Agreement

Hong Leong China, China Everbright Holdings, Cathay Investment Fund Limited, or Cathay, GS Capital Partners L.P., or GSCP, 14 shareholders who initially invested in us through Sun Yuan BVI, or the Sun Yuan Shareholders, and the Company in 1994 entered into an amended and restated Shareholders Agreement, or the Shareholders Agreement, which provides for certain matters relating to the management of our company and Yuchai and the ownership of our Common Stock. The Shareholders Agreement provides that our Board of Directors will consist of eleven directors, the controlling shareholder (as described below) will be entitled to designate six directors, the major shareholder (as described below) will be entitled to designate two directors, and each of Cathay and GSCP will be entitled to designate one director and the chief executive officer of Yuchai will initially be the other director. The Shareholders Agreement also provides that the controlling shareholder will be entitled to designate five of the nine Yuchai directors that we are entitled to designate, the major shareholder will be entitled to designate two such directors and each of Cathay and GSCP will be entitled to designate one such director. Under the Shareholders Agreement, the nine Yuchai directors designated by us will vote as a block in accordance with the vote of the majority of such nine directors. The Shareholders Agreement provides that the controlling shareholder will be the person holding the special share, provided that at all times the controlling shareholder will be either Hong Leong Asia or China Everbright Holdings, and the other will be the major shareholder. Since our initial public offering in 1994, Hong Leong Asia has been the controlling shareholder and China Everbright Holdings has been the major shareholder. However, in October 2002, China Everbright Holdings sold all of its shares in Coomber to Goldman in October 2002 and is no longer our major shareholder. The Shareholder Agreement provides that if any shareholder (other than the controlling shareholder) ceases to own at least 4% of our Common Stock, such shareholder will no longer be entitled to designate any directors. Accordingly, China Everbright Holdings no longer has director designation rights. The Shareholders Agreement also provides that, so long as Hong Leong Asia is the controlling shareholder, Yuchai or us will pay Hong Leong Asia an annual management fee of not less than US$500,000 for management services provided by Hong Leong Asia, including the services of our president and chief financial officer. With effect from January 2008, further to a management services agreement entered into between the Company and Yuchai, Yuchai will pay to the Company, instead of Hong Leong Asia, management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid the management fees as set out in the Shareholders Agreement. The Shareholders Agreement will terminate upon the occurrence of an event resulting in the special share ceasing to carry any rights.

In addition to the Shareholders Agreement, Hong Leong Asia, China Everbright Holdings and Diesel Machinery had entered into a Subscription and Shareholders Agreement on November 9, 1994, as amended on January 21, 2002 and May 17, 2002, or the Diesel Machinery Shareholders Agreement, which provided for certain matters relating to the management of Diesel Machinery, the Company, Yuchai and the ownership of Diesel Machinery stock. The Diesel Machinery Shareholders Agreement provided that Hong Leong Asia would control Diesel Machinery, provided, however, that if Hong Leong Asia and its affiliates ceased to own directly or through Diesel Machinery at least 7,290,000 shares of Common Stock when China Everbright Holdings and its affiliates own directly or through Diesel Machinery at least 6,570,000 shares of Common Stock, China Everbright Holdings would control Diesel Machinery. The Diesel Machinery Shareholders Agreement provided that all rights of the special share held by Diesel Machinery would be exercised as directed by the shareholder that controls Diesel Machinery. With the dissolution of Diesel Machinery and the sale by China Everbright Holdings of all of its shares in Coomber to Goldman in October 2002, the Diesel Machinery Shareholders Agreement no longer directly affects us.

Registration Rights Agreement

Pursuant to a registration rights agreement, or the Registration Rights Agreement, we have granted two “demand” registration rights to each of Hong Leong China, China Everbright Holdings, Cathay, GSCP and the Sun Yuan Shareholders, or collectively the Selling Stockholders, requiring us, subject to certain conditions, to use our best efforts to prepare and file a registration statement on behalf of such shareholders under the Securities Act, and to use our best efforts to qualify the shares for offer and sale under any applicable US state securities laws. Expenses incurred in connection with one demand registration for each such shareholder will be borne by us, and we and Yuchai will be required to indemnify the underwriters in connection with any demand registration. The Registration Rights Agreement also grants each such shareholder certain “piggyback” registration rights entitling each shareholder to sell Common Stock in any registered offerings of our equity securities, for our account or on behalf of our security holders. China Everbright Holdings, Cathay, GSCP and the Sun Yuan Shareholders are no longer our shareholders. In March 2004, HL Technology and Coomber each registered shares for offer and sale from time to time on a shelf registration statement on Form F-3 which we filed on their behalf pursuant to a registration rights agreement. The shelf registration statement is currently not effective as we are not eligible to use the Form F-3 as a result of the delay in our filing the periodic reports required under the Exchange Act.

Reorganization Agreement and Cooperation Agreement

On April 7, 2005, we entered into the Reorganization Agreement with Yuchai and Coomber, which is intended to be in furtherance of the terms of the July 2003 Agreement. On November 30, 2006, certain provisions of the Reorganization Agreement were amended, including extending the implementation deadline to June 30, 2007.

On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and the State Holding Company, which is intended to be in furtherance of certain terms of the Reorganization Agreement, as amended. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates certain terms of the Reorganization Agreement. The Reorganization Agreement was scheduled to terminate on June 30, 2007. See “Item 4. Information on the Company — History and Development — Cooperation Agreement.”

Other Transactions

During each of fiscal years 2004, 2005, 2006 and 2007, Hong Leong Asia charged Yuchai a management fee of US$500,000 per annum for management, financial planning and control and other services, including the services of our President and Chief Financial Officer. In December 2005, Hong Leong Asia seconded two senior managers to Yuchai for support services in respect of internal audit and compliance with Sarbanes-Oxley Act of 2002. We have designated eight persons in key management positions, including two Sarbanes-Oxley managers, to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.

During each of fiscal years 2004, 2005, 2006, the State Holding Company charged Yuchai Rmb 21.2 million, Rmb 25.9 million and Rmb 19.8 million (US$2.9 million), respectively, for certain general and administrative expenses on an actually incurred basis. We believe that the expenses charged to Yuchai by the State Holding Company would not have been materially different because Yuchai could provide these services for itself at approximately the same cost.

        During 2004, Yuchai granted loans of Rmb 205 million to YMLC, a subsidiary of Coomber, with an interest rate of 5.58% for one year. The loans were guaranteed by Coomber and the State Holding Company as Guarantors. The loans were repaid in 2005 and were subsequently re-loaned with a maturity date of June 1, 2007 and further extended to May 30, 2008. In July 2007, Yuchai’s Board of Director’s agreed in principle to a proposal by the State Holding Company to settle the amount due from YMLC, along with various other amounts receivable from YMLC, by forgiving the receivables in exchange for the transfer of ownership of a hotel in Yulin, PRC and YMLC’s central office building in Guilin, PRC. Yuchai has, pursuant to a share transfer contract, acquired all the outstanding share capital of Yulin Hotel Company for Rmb 245.6 million in repayment of such loan. The balance of the consideration payable for the purchase of Yulin Hotel Company will be offset against certain trade receivables due from YMLC, the Guarantors and other related parties. The acquisition by Yuchai of Yulin Hotel Company was ratified by the Board of Directors of Yuchai and its shareholders subject to the original shareholders of Yulin Hotel Company obtaining approval for the transaction from the regulatory agency in China by November 30, 2008. If such approval from the regulatory agency in China is not obtained by November 30, 2008, Yuchai has the right to sell to the State Holding Company, who shall be obligated to buy, 100% of the equity in Yulin Hotel Company at the original purchase price of Rmb 245.6 million as set out in the share transfer contract. In the event that Yuchai elects to exercise this option and should the State Holding Company be unable to pay the entire purchase price of Rmb 245.6 million, whether in cash or in kind, the Company may have to make a provision for such amount as necessary. This condition is contained in the guarantee letter provided by the original shareholders of Yulin Hotel Company. As a result of the acquisition of 100% equity of Yulin Hotel Company, the loan agreements with YMLC have been terminated and the guarantees provided by the Guarantors have been discharged.

In January 2006, the Board of Directors authorized us to pay fees amounting to approximately S$5.1 million (approximately US$3.8 million) to Hong Leong Management (our affiliate which provides management and other services to the members of the Hong Leong Investment group) for work done on our behalf. These fees have been reported under SG&A expenses in our fiscal year 2005 financial statements. The work entails assisting us to (a) secure credit facilities from various banks; (b) enter into the Reorganization Agreement dated April 7, 2005 with Yuchai and Coomber and (c) implement our business expansion and diversification plan including the acquisition of debt and equity securities of HLGE and TCL.

In February 2007, the Board of Directors authorized us to pay fees amounting to approximately S$1.6 million (approximately US$1.2 million) to Hong Leong Management for work done on our behalf. These fees have been reported under SG&A expenses in our fiscal year 2006 financial statements. This work related to assisting us in, among other things, (a) the coordination of the mandatory conditional cash offers made by us for the ordinary shares and the other securities of TCL and HLGE, (b) obtaining additional credit facilities from two banks in Singapore, and (c) the coordination of the subscription by us for our rights entitlement under a rights issue by HLGE of zero coupon unsecured non-convertible bonds and non-redeemable convertible cumulative preference shares.

During each of fiscal years 2005, 2006 and 2007, Hong Leong Management charged us S$0.1 million, S$0.3 million and S$0.1 million, respectively, for corporate secretarial services provided.

We have undertaken other significant business transactions with related parties during the three fiscal years ended December 31, 2006, as set forth under Note 27 to our consolidated financial statements appearing elsewhere herein.

In April 2008, we entered into a lease agreement with Hong Leong Holdings Limited, an affiliated company, for a period of three years in relation to the lease of our current operating offices. The estimated rental payable for fiscal year 2008 is S$0.13 million.

ITEM 8.	FINANCIAL INFORMATION.

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

Other than as set forth below, neither we nor any of our consolidated subsidiaries is currently involved in any material legal proceedings that we believe would, individually or taken as a whole, adversely affect our financial condition or results of operations.

Proceedings with Yuchai

We have from time to time encountered difficulties in obtaining the cooperation of the State Holding Company and Mr. Wang Jianming in the daily management and operation of Yuchai. The State Holding Company is a minority shareholder of Yuchai and is wholly-owned by the municipal government of Yulin City in the Guangxi Zhuang Autonomous Region. Until December 3, 2005, Mr. Wang was the Chairman, legal representative and Chief Executive Officer of Yuchai, as well as the Vice-Chairman and legal representative of the State Holding Company.

          In response to earlier difficulties with respect to corporate governance measures and certain dividends declared by Yuchai, we initiated legal and arbitration proceedings in New York, London and Singapore against Yuchai, Mr. Wang and other related parties in May 2003. We subsequently discontinued these proceedings as a result of the execution of the July 2003 Agreement. Among other things, the July 2003 Agreement led to the resolution at that time of previous disagreements with respect to the payment of dividends by Yuchai to us and the re-appointment of Mr. Wang Jianming as Chief Executive Officer and Chairman of the Board of Directors of Yuchai in September 2003. We and Yuchai also agreed to work together to implement corporate governance procedures and to promote plans to enhance shareholder value. However, from time to time, we have continued to face difficulties in obtaining the cooperation of the Chinese shareholders of Yuchai in the daily management and operation of Yuchai and to fully exercise our controlling interest in Yuchai. Following the execution of the July 2003 Agreement, disagreements among the parties continued to recur. For example, representatives of the Chinese shareholders of Yuchai alleged that resolutions passed by our six wholly-owned subsidiaries at Yuchai shareholders’ meeting in December 2004 were invalid, allegations with which we disagreed.

In April 2005, we, Yuchai and Coomber agreed on steps relating to the adoption of corporate governance practices at Yuchai and a broad framework for the restructuring of our ownership of Yuchai, and entered into the Reorganization Agreement. The Reorganization Agreement is intended to be in furtherance of the July 2003 Agreement. See Note 25 to our consolidated financial statements. In December 2005 and November 2006, the parties amended certain provisions of the Reorganization Agreement, including extending the implementation deadline to June 30, 2007. In June 2007, we, Yuchai, Coomber and the State Holding Company entered into the Cooperation Agreement which amends certain terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the State Holding Company to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million from Yuchai. Although the parties to the Cooperation Agreement are expected to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be fully consummated, or that implementation of the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to its investment in Yuchai.

Proceedings with the HLGE group

A claim of S$155,000 (Sri Lanka Rupees 11.26 million) was made by a director of a foreign subsidiary of HLGE against the holding company of the foreign subsidiary which is a wholly-owned subsidiary of HLGE. The claim is being disputed by such holding company of the foreign subsidiary, and the directors of HLGE are of the view that no material losses are anticipated in respect of this claim.

Other Legal Proceedings

In 2003, the Yulin Branch of Bank of China, or BOC, initiated legal proceedings to recover Rmb 6.6 million (US$1.0 million) from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to BOC in 1993 to secure a loan of US$0.6 million to Great Wall Machinery Plant, or Great Wall. At trial, a Yulin court ruled that if Great Wall could not repay the loan Yuchai would be liable to the BOC. Yuchai subsequently appealed, but lost the appeal. In January 2004, the State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee. Based on the advice of its Chinese legal counsel, the Company has recorded a loss contingency equal to the amount of the claim, which has been offset by amounts to be reimbursed by the State Holding Company. The amount due to BOC and the amount due from State Holding Company have been recorded in “Accrued expenses and other liabilities” and “Amounts due from related companies”, respectively, as of December 31, 2003, 2004, 2005 and 2006. There have been no new developments in this case.

In July 2005, the Industrial Commercial Bank of China (“ICBC”) entered into a loan agreement with several borrowers. Under the loan agreement, Yuchai Express Guarantee Co., Ltd (“YEGCL”) and Shandong Fengya Trading Co., Ltd (“Fengya”) both acted as joint guarantors in exchange for the borrowers using cars purchased as security under the guarantee. Subsequently, YEGCL agreed to pay a sum of Rmb 8 million as a guarantee deposit. When YEGCL discovered that the loan was being wrongly utilized by Fengya rather than the borrowers, it ceased to perform its obligation under the guarantee. In 2007, ICBC commenced legal action against YEGCL for breach of its obligations. YEGCL made a counter-claim to recover the guarantee deposit amount from ICBC, alleging that the loan agreement, and accordingly, the guarantee, were void. YEGCL made a claim for Rmb 8.0 million in addition to interest. The matter was heard on April 3, 2008 and the court’s decision is pending.

In 2006, Yuchai made a contractual claim against Shandong Shuang Li Group Co for a sum of Rmb 6.0 million. The defendant later became bankrupt, and Yuchai filed its claim as an unsecured creditor.

In 2006, Yuchai initiated a contractual claim against Shenzhen Land Transport Investment Development Co., Ltd. for a sum of Rmb 14.8 million (US$2.1 million). On November 14, 2007, the trial court ruled in favor of Yuchai. The defendant’s appeal against such ruling was heard by the appeals’ court on May 15, 2008 and the court’s decision is pending.

In 2006, Yuchai made a claim of Rmb 17.3 million (US$2.5 million) against Changzhou Yi Wei Ke Transportation Co. under the distributorship agreement with Changzhou for the sale of Yuchai’s engines to Changzhou. On May 9, 2007, Changzhou became bankrupt and Yuchai filed its claim as an unsecured creditor.

ITEM 9.	THE OFFER AND LISTING.

Since December 16, 1994, the Common Stock has been listed and traded on the NYSE under the symbol “CYD”. The Common Stock is not listed on any other exchanges within or outside the United States.

The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

	US$	US$
Period	High	Low
2002	6.00	0.90
2003	37.24	4.40
2004	34.00	9.85
2005	14.47	7.02
2006	10.00	4.53
2007	13.85	6.87
2008 (through June 30, 2008)	11.98	7.07

Period	US$ High	US$ Low
2005 First Quarter	13.55	8.13
2005 Second Quarter	14.30	7.02
2005 Third Quarter	14.47	9.23
2005 Fourth Quarter	10.40	7.26
2006 First Quarter	9.81	6.81
2006 Second Quarter	10.00	6.26
2006 Third Quarter	7.46	4.53
2006 Fourth Quarter	8.40	5.42
2007 First Quarter	9.45	6.87
2007 Second Quarter	11.88	7.82
2007 Third Quarter	12.75	6.87
2007 Fourth Quarter	13.85	8.80
2008 First Quarter	10.22	7.07
2008 Second Quarter (through June 30, 2008)	11.98	8.28

Period	US$ High	US$ Low
November 2007	13.79	8.80
December 2007	10.99	9.30
January 2008	9.90	7.07
February 2008	8.85	7.31
March 2008	10.22	8.25
April 2008	10.23	8.28
May 2008	11.98	9.00
June 2008	11.62	9.71

ITEM 10.	ADDITIONAL INFORMATION.

Our company’s objects are to perform all the functions of a holding company and to coordinate the policy and administration of any subsidiary company. See paragraphs 6 and 7 of our company’s Memorandum of Association for further information on the objects and powers of our company. Please see Exhibit 1.1 to this Annual Report.

Memorandum of Association and Bye-Laws

Corporate Governance

We are an exempted company incorporated in Bermuda and are subject to the laws of that jurisdiction. The legal framework in Bermuda which applies to exempted companies is flexible and allows an exempted company to comply with the corporate governance regime of the relevant jurisdiction in which the company operates or applicable listing standards. Under Bermuda law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their office honestly. In addition, the Bermuda company legislation imposes a duty on directors and officers of an exempted company to act honestly and in good faith with a view to the best interests of the company and requires them to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Bermuda legislation also imposes certain specific duties and obligations on companies and directors, both directly and indirectly, including duties and obligations with respect to matters such as (a) loans to directors and related persons; and (b) limits on indemnities for directors and officers. Bermuda law does not impose specific obligations in respect of corporate governance, such as those prescribed by NYSE listing standards, requiring a company to (i) appoint independent directors to their boards, (ii) hold regular meetings of non-management directors; (iii) establish audit, nominating and governance or compensation committees; (iv) have shareholders approve equity compensation plans; (v) adopt corporate governance guidelines; or (vi) adopt a code of business conduct and ethics.

We are also subject to the NYSE listing standards, although, because we are a foreign private issuer, those standards are considerably different from those applied to US companies. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; (iii) provide periodic written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies.

The following table compares the Company’s principal corporate governance practices, which are in compliance with Bermuda law, to those required of US companies.

Standard for US Domestic Listed Companies		China Yuchai International Limited’s Practice
Director Independence

•	A majority of the board must consist of independent directors.	•	Three of our nine directors, Messrs. Neo Poh Kiat, Tan Aik-Leang and Matthew Richards are independent within the meaning of the NYSE standards.

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

•	The non-management directors of each company must meet at regularly scheduled executive sessions without management.	•	Our non-management directors do not meet periodically without management directors.

Audit Committee

•

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting, internal accounting controls or auditing matters; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the company to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.

		•	Our audit committee meets the requirements of Rule 10A-3 under the Exchange Act.

•	The audit committee must consist of at least three members, and each member meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.	•	Our audit committee currently consists of three members, each of whom meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.

Standard for US Domestic Listed Companies		China Yuchai International Limited’s Practice
•	The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	•	Our audit committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of US companies.

At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and independent auditors. The audit committee is also required to review the independent auditing firm’s annual report describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm, or by any recent governmental inquiry or investigation, and any steps taken to address such issues.

The audit committee is also required to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management. It must also meet separately, periodically, with management, the internal auditors and the independent auditors.

•	Each listed company must disclose whether its board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	•	The Board of Directors has identified Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

•	Each listed company must have an internal audit function.	•	Our internal audit function is provided by Hong Leong Asia.

Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	Our compensation committee currently has three members, two of whom are independent within the meaning of the NYSE standards.

•	The committee must have a written charter that addresses its purpose and responsibilities.

•

These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation,

•

Our compensation committee reviews among other things the Company’s general compensation structure, and reviews, recommends or approves executive appointments, compensation and benefits of directors and executive officers, subject to ratification by the Board of Directors, and supervises the administration of our employee benefit plans, if any.

Standard for US Domestic Listed Companies	China Yuchai International Limited’s Practice

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

We do not have a nominating/corporate governance committee. However, certain responsibilities of this committee are undertaken by our Compensation Committee, such as the review and approval of executive appointments and all other functions are performed by the Board of Directors.

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

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	•	We intend to have our shareholders approve equity-compensation plans.

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.	•

We have formally adopted various corporate governance guidelines, including Code of Business Conduct and Ethics (described below); Audit Committee Charter; Whistle-blowing Policy; Insider Trading Policy; and Disclosure Controls and Procedures.

Code of Business Conduct and Ethics

•

All listed companies, US and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

•

We have adopted a Code of Business Conduct and Ethics Policy, a copy of which is available upon request from us. We intend to promptly disclose any waivers of the code for directors or executive officers.

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

(a)

a resolution regarding granting any security or indemnity for any money lent or obligation incurred by such Director at the request, or for the benefit, of the Company or any of our subsidiaries (or a company of which we are a beneficially wholly-owned subsidiary);

(b)

a resolution regarding granting any security or indemnity to any third party for a debt or obligation which is owed by the Company or any of our subsidiaries (or a company of which we are a beneficially wholly-owned subsidiary) to the third party, for which such Director has assumed responsibility in whole or in part under a guarantee or indemnity;

(c)

a resolution about an offer of shares, debentures or other securities of the Company or any of its subsidiaries (or a company of which we are a beneficially wholly-owned subsidiary) for subscription or purchase in which such Director is to be a participant in the underwriting or sub-underwriting of the offer;

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

(e)

any contract, arrangement or proposal for the benefit of our employees under which such Director benefits in a similar manner as the employees and does not receive any privileges or advantages not provided to the employees; or

(f)

any proposal in which such Director is interested in the same manner as other holders of our shares or our debentures or our other securities or any of our subsidiaries by virtue only of such Director’s interest in our shares or our debentures or our other securities or any of our subsidiaries.

If our Board of Directors is considering proposals about appointing two or more Directors to offices or employments with the Company or any company in which we are interested, each such Director (if not disqualified from voting under proviso to item (d) above) can vote and be included in the quorum for each resolution, except the one concerning such Director.

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$500,000 for fiscal year 2006 at our annual general meeting held on September 15, 2006 and from US$250,000 to US$506,850 for fiscal year 2007 at our annual general meeting held on February 14, 2008.

Our Board of Directors may grant special remuneration to any Director who shall render any special or extra services to or at our request. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by our Board of Directors.

Our Board of Directors may provide pensions or other benefits to any Director, officer or former Director and officer, or any of their family members or dependants.

Borrowing Powers

Our Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures and other securities.

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

All unclaimed dividends or distributions out of contributed surplus account may be invested or otherwise made use of by the Board of Directors of the Company for the benefit of the Company until claimed and the payment of any such dividend or distribution into a separate account or the investment of such dividend shall not constitute the Company a trustee in respect thereof. No dividend or distribution shall bear interest against the Company. Any dividend or distribution which has remained unclaimed for a period of 12 years from the due date for payment thereof shall at the expiration of that period be forfeited and shall belong to the Company absolutely.

Rights of Holder of the Special Share

The holder of the Special Share shall be entitled to the following rights:

•	to elect six Directors of the Company and to remove Directors so appointed; and

•	no shareholder resolution, whether ordinary or special resolution, may be passed without the affirmative vote of the holder of the Special Share.

The holder of the Special Share shall not be entitled to any other rights or to any dividends and in the event of a winding up or dissolution of the Company, the holder of the Special Share shall be entitled only to a return of the amount paid up on the Special Share.

The Special Share is not transferable except to Hong Leong Asia and its affiliates or to China Everbright Holdings and its affiliates. The Special Share shall cease to carry any rights in the event that, if Hong Leong Asia and its affiliates own the Special Share, Hong Leong Asia and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock), or if China Everbright Holdings and its affiliates own the Special Share, China Everbright Holdings and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock).

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

Annual General and Special General Meetings

We must hold an annual general meeting each year. Our Directors decide where and when it will be held. Not more than fifteen months may elapse between the date of one annual general meeting and the next. At least 14 clear days’ written notice must be given for every annual general meeting and for every special general meeting. The notice for any annual general meeting must state the date, place and time at which the meeting is to be held, and the business to be conducted at the meeting, including, if applicable, any election of Directors. The notice for any special general meeting must state the time, place and the general nature of the business to be considered at the meeting and shall state that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him. In the case of a meeting convened for passing a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

Shareholders holding not less than one-tenth in value of the paid up share capital of the Company and having the right to attend and vote at general meetings of the Company shall have the right, by written request to the Chairman or President (as applicable), Deputy Chairman or Vice President (as applicable) or Secretary of the Company, to require that a special general meeting be convened by the Directors for the transaction of any business specified in the request. Such meeting shall be held within two months after the request has been made. If within 21 days of such deposit of the request, the Board fails to convene the meeting, such shareholders may convene the meeting themselves in accordance with Section 74(3) of the Companies Act of 1981 of Bermuda.

Limitations on Rights to Own Securities

There are no limitations under Bermuda law or our Memorandum of Association and Bye-Laws on the rights of non-Bermuda owners of shares of the Company to hold or vote their shares.

We are exempt from the laws of Bermuda which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company we may not participate in certain business transactions, including (i) the acquisition or holding of land in Bermuda (except that required for its business held by way of lease or tenancy for a term not exceeding 50 years or, with the consent of the Minister of Finance of Bermuda, land by way of lease or tenancy for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its employees); (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the prior consent of the Minister of Finance of Bermuda; (iii) the acquisition of any bonds or debentures secured by any land in Bermuda other than those issued by the Government of Bermuda or a public authority; or (iv) the carrying on of business of any kind or type whatsoever in Bermuda either along or in partnership or otherwise except, inter alia, carrying on business with persons outside Bermuda, in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

In accordance with our Bye-Laws, share certificates are only issued to members of the Company (i.e., persons registered in the register of members as holders of shares in the Company). We are not bound to investigate or incur any responsibility in respect of the proper administration or execution of any trust to which any of our shares are subject. We will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

Exchange Controls

Bermuda Exchange Controls

We have been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority. We have received the permission of the Bermuda Monetary Authority under the Exchange Control Act of 1972 and regulations thereunder for the transfer of shares of common stock to and between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares within the existing authorized capital of the Company to such persons for so long as such shares are listed on the NYSE. The Bermuda Monetary Authority has also granted to all Bermuda companies with voting shares listed on an appointed stock exchange (as defined in the Companies Act 1981 of Bermuda), a general permission for the issue and subsequent transfer of any securities of such companies from and to a non-resident of Bermuda. The NYSE is an appointed stock exchange under the Companies Act 1981 of Bermuda. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the shares of common stock, other than in respect of local Bermuda currency.

China Exchange Controls

The Renminbi currently is not a freely convertible currency. The SAFE, under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through the Bank of China or other authorized institutions at official rates fixed daily by the SAFE. Renminbi could also be converted at swap centers, or Swap Centers, open to Chinese enterprises and foreign invested enterprises, or FIEs, subject to SAFE’s approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. In the year ended December 31, 1993, as much as 80% by value of all foreign exchange transactions in China took place through the Swap Centers. The exchange rate quoted by the Bank of China differed substantially from that available in the Swap Centers. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange system, the China Foreign Exchange Trading System, or CFETS, inter-bank foreign exchange market was established. Under the unitary foreign exchange system, PBOC sets daily exchange rates, or the PBOC Rates, for conversion of Renminbi into US dollars and other currencies based on the CFETS interbank market rates, and the Bank of China and other authorized banks may engage in foreign exchange transactions at rates that vary within a prescribed range above or below PBOC Rates.

Yuchai, as a FIE, is permitted to retain its foreign currency earnings and maintain foreign currency accounts at designated foreign exchange banks. However, there can be no assurance that the current authorizations for FIEs to retain their foreign exchange to satisfy foreign exchange liabilities in the future will not be limited or eliminated or that Yuchai will be able to obtain sufficient foreign exchange to satisfy their foreign exchange requirements. Foreign exchange transactions under the capital account continue to be subject to limitations and require approvals of the SAFE, which could affect the ability of Yuchai to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From that day to December 31, 2005, this change in policy has resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. There has been a further appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. Since January 4, 2006, the PBOC authorized CFETS to announce the middle rate of Renminbi against the US dollar and other foreign currencies at 9:15 a.m. of each business day which shall be used as the middle rate applicable to the transactions in the inter-bank spot foreign exchange market and counter deals of banks. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the US dollar. Any future devaluation of the Renminbi would increase the effective cost to Yuchai of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the US dollar value of any dividends declared in Renminbi.

In addition, the SAFE issued a public notice, or the October Notice, effective from November 1, 2005, which requires registration with the SAFE by the PRC resident shareholders of any foreign holding company of a PRC entity. Without registration, the PRC entity cannot remit any of its profits out of the PRC as dividends or otherwise; however, it is uncertain how the October Notice will be interpreted or implemented regarding specific documentation requirements for a foreign holding company formed prior to the effective date of the October Notice, such as in our case. In addition, the October Notice requires that any monies remitted to PRC residents outside of the PRC be returned within 180 days; however, there is no indication of what the penalty will be for failure to comply or if shareholder non-compliance will be considered to be a violation of the October Notice by us or otherwise affect us.

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

As an exempted company, the Company is required to pay a registration fee in Bermuda based upon its authorized share capital and the premium on the issue of its shares, at rates calculated on a sliding scale not exceeding US$31,120 per annum.

People’s Republic of China Taxation

The following discussion summarizes the taxes applicable to the Company’s investment in Yuchai and applicable to Yuchai under Chinese law.

Taxation of Dividends from Yuchai

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In 2007, the PRC National People’s Congress adopted the PRC Enterprise Income Tax Law, or the New Income Tax Law, and the State Council adopted the related implementation rules, or the Implementation Rules, which became effective on January 1, 2008. In accordance with the New Income Tax Law and the Implementation Rules, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months. Nevertheless, the implementation of such rules still remains uncertain.

Taxation of Disposition of Yuchai Shares

In the event the Company, through its subsidiaries, transfers any of its current holding of the Yuchai Shares, the amount received in excess of its original capital contribution would be subject to Chinese withholding tax at a rate of 10%.

In the event that Yuchai is liquidated, the portion of the balance of its net assets or remaining property, after deducting undistributed profits, various funds and liquidation expenses, that exceeds Yuchai’s paid-in capital would be subject to withholding tax at a rate of 10%.

Income Tax

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, Sino-foreign joint stock companies generally are subject to an income tax at a rate of 33%, including a national tax of 30% and a local tax of 3%. Prior to January 1, 2008, Yuchai was subject to a preferential income tax rate at 15% since January 1, 2002, based on certain qualifications provided by the state and local tax regulations. The New Income Tax Law imposes a uniform tax rate of 25% on all enterprises incorporated in China, including foreign-invested enterprises, and eliminates many of the tax exemptions, reductions and preferential treatments that were previously available to foreign-invested enterprises. According to the New Income Tax Law and the Implementation Rules, the effective income tax rate of Yuchai is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008.

Furthermore, pursuant to the New Income Tax Law, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC in accordance with the New Income Tax Law, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules specify that a “de facto management organization” means an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. Although the Implementation Rules provide a definition of “de facto management organization”, such definition has not been tested and there remains uncertainty as to when a non-PRC enterprise’s “de facto management organization” is considered to be located in the PRC. If we or any of our subsidiaries registered outside China are treated as “tax resident enterprise” under the New Income Tax Law, our income tax expenses may increase and our profitability could decrease.

Value-Added Tax

In addition to Chinese income tax, Yuchai is subject to tax on its sales. Effective January 1, 1994, the Value-Added Tax Provisional Regulations subject all goods produced or processed in China, other than real property and goods produced or processed for export, to a value-added tax or VAT at each stage or sale in the process of manufacture, processing, distribution and sale to the ultimate consumer. The basic VAT rate is 17% of the sale price of the item, although certain goods are assessed at a preferential 13% VAT rate. The seller of the goods adds 17% to the sale price of the item, which is separately invoiced (except in the case of retail sales), and collects the applicable amount of VAT through the sale of the item. The amount of the seller’s VAT liability to the Taxation Bureau is calculated as the amount of sales multiplied by the applicable VAT rate. The amount of the seller’s VAT liability may be reduced by deducting the VAT included in the materials, parts and other items purchased by the seller and used in producing the goods.

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

United States Federal Income Taxation

This section describes the material United States Federal income tax consequences of owning shares of Common Stock. It applies to a US Holder (as defined below) that holds the shares as capital assets for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, including:

•	a financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a person that owns shares through a partnership or other pass-through entity,

•	a person that holds shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

For purposes of this discussion, a US Holder is a beneficial owner of shares that is:

•	a citizen or resident of the United States,

•	a US domestic corporation,

•	an estate the income of which is subject to United States federal income tax regardless of its source, or

•

a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

US Holders should consult their own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares in their particular circumstances.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, US Holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). The dividend is ordinary income that the US Holder must include in income when the dividend is actually or constructively received. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in the income of a US Holder will be the US dollar value of the Bermuda dollar payments made, determined at the spot Bermuda dollar/US dollar rate on the date the dividend distribution is includible in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the shares and thereafter as capital gain.

With respect to noncorporate taxpayers for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate provided that (1) the Common Stock is readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the New York Stock Exchange. US Holders should consult their tax advisors regarding the availably of the lower rate for dividends paid with respect to the Company’s Common Stock.

For foreign tax credit limitation purposes, the dividend will generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.”

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of shares, a US Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US Holder’s amount realized and the US Holder’s tax basis in such shares. If a US Holder receives consideration for shares paid in a currency other than US dollars, the US Holder’s amount realized will be the US dollar value of the payment received. In general, the US dollar value of such a payment will be determined on the date of sale or disposition. On the settlement date, a US Holder may recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, if the shares are treated as traded on an established securities market and the US Holder is a cash basis taxpayer or an accrual basis taxpayer who has made a special election, the US dollar value of the amount realized in a foreign currency is determined by translating the amount received at the spot rate of exchange on the settlement date of the sale, and no exchange gain or loss would be recognized at that time. Capital gain of a non-corporate US Holder is generally taxed at a reduced rate where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2006. PFIC status is a factual determination which cannot be made until the close of the taxable year, and therefore the Company’s actual PFIC status for 2006 will not be determinable until the close of the 2006 taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for the 2007 taxable year or for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held or the production of passive income (the “asset test”).

In the PFIC determination, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

If the Company were to be treated as a PFIC for any year during the US Holder’s holding period, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the shares (which election may be made only if the Company’s shares are

“marketable stock” within the meaning of Section 1296 of the Code), a US Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder’s shares. Distributions a US Holder receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder’s holding period for the shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the US Holder’s holding period for the shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company is treated as a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even the shares are held as capital assets. If the Company were to be treated as a PFIC for any year during which a US Holder holds the shares, the Company generally would continue to be treated as a PFIC with respect to that US Holder for all succeeding years during which it owns the shares. If the Company were to cease to be treated as a PFIC however, a US Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the shares.

If a US Holder holds shares in any year in which the Company is a PFIC, that holder will be required to file Internal Revenue Service Form 8621.

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are required to use the EDGAR system. We have done so in the past and will continue to do so in order to make our reports available over the Internet.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary polices of the Chinese government. In addition, an increase in interest rates may reduce the fair value of the debt securities issued by HLGE. There is no ready market in China for Yuchai to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, we also have various credit facilities from banks in Singapore to fund our business expansion plan. As of December 31, 2006, we had outstanding consolidated loans of Rmb 675.5 million (US$98.5 million).

The following table provides certain interest rate risk information regarding our short-term and long-term bank loans as of December 31, 2005 and 2006.

	2007	2008	2010	As of December 31, 2006		As of December 31, 2005
				Total carrying amount	Estimated fair value(1)	Total carrying amount	Estimated fair value(1)
	Expected maturity dates
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands, except interest rate)
Floating rate debt:
(i) Short-term bank loans denominated in Rmb	806,506	—	—	806,506	806,506	812,835	812,835
Weighted average interest rate(2)	4.07%	—	—	4.07%		5.52%
(ii) Short-term bank loans denominated in S$	202,628	—	—	202,628	202,628	—	—
Weighted average interest rate(2)	3.97%	—	—	3.97%		—
(iii) Long-term bank loans denominated in Rmb	—	—	100,000	100,000	100,000	150,000	150,000
Weighted average interest rate(2)	—	—	5.85%	5.85%		5.43%
(iv) Long-term bank loans denominated in US$	—	575,454	—	575,454	575,454	—	—
Weighted average interest rate(2)		3.89%	—	3.89%

(1)	Fair value was estimated based on the floating interest rates applicable to similar loan instruments.
(2)	Weighted average interest rate is calculated based on the interest rates applicable to individual bank loans outstanding as of December 31, 2005 and 2006.

The interest rate will also affect the valuation of the investments in debt securities. Below is a summary of the debt securities at the end of 2006.

Initial fair value, gross unrealized holding gain, gross unrealized holding losses, and period-end fair value of available-for-sale securities as of December 31, 2006, were as follows:

	Initial fair value	Gross unrealized holding gains	Gross unrealized holding (losses)	Carrying value (Fair value)
	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Unsecured bonds of HLGE	534,930	54,707	—	589,637

Existing HLGE RCPS A	8,513	2,133	—	10,646

	543,443	56,840	—	600,283

The fair values of available-for-sale securities are estimated using the discounted cash flow methodology.

Maturities of securities classified as available-for-sale were as follows as of December 31, 2006:

	Initial fair value	Carrying value (Fair value)
	Rmb	Rmb
	(in thousands)
Due after one year through five years	534,930	589,637
Due after five years through ten years	8,513	10,646

We are exposed to foreign currency risk as a result of our investments in equity and debt securities denominated in Singapore dollars, and having to obtain certain key components used in the manufacturing of Yuchai’s heavy-duty engines from overseas suppliers. As of December 31, 2006, the Company had S$40 million (US$29.4 million) of Singapore dollar denominated loan and S$120.3 million (US$88.4 million) of Singapore dollar denominated investments.

The Company has invested in companies that are quoted on the Singapore Stock Exchange. Below is a summary.

	Number of shares	Value as at 31 December 2006
		Rmb (in thousands)
TCL	898,990,352	427,489
HLGE	387,614,839	166,400
HLGE – Existing HLGE RCPS B	100,409,539	32,049

The movement in share prices would have an impact on the valuation of the above investments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There has not been any dividend arrearage or other material delinquency with respect to preferred stock of either the Company or Yuchai.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not Applicable.

ITEM 15T.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable level of assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Group Financial Controller*, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. As described below, material weaknesses were identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on such evaluation, our management has concluded that, as a result of the material weaknesses in internal control over financial reporting described below, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective.

The Company restated its previously issued consolidated financial statements for the year ended December 31, 2005 in Amendment No. 1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005. The restatement was the result of errors relating to the accounts of Yuchai, relating primarily to an understatement of accounts payable of approximately Rmb 167.8 million by Yuchai for the year ended December 31, 2005. The review of the accounting error pertaining to accounts payable was conducted by the Company’s Audit Committee, assisted by independent counsel and independent forensic consultants. As a result of this process, the Company’s management and the Audit Committee identified errors in Yuchai’s adjustments of its accounts payable in its attempts to reconcile with Yuchai’s then-new accounting systems. In connection with their review, the Audit Committee made the following key conclusions:

*

As announced on March 20, 2008, Mr. Hoh Weng Ming was appointed Chief Financial Officer of the Company with effect from May 1, 2008 in place of Mr. Ho Tuck Chuen who resigned due to health reasons. Mr. Lai Seng Fatt, who was appointed to the position of Group Financial Controller of the Company in January 2008 from his position of finance manager at GPac Technology (S) Pte Ltd, a subsidiary of Hong Leong Asia, worked closely with Mr. Ho Tuck Chuen and has been working closely with Mr. Hoh Weng Ming on, and has been performing the function of senior financial officer responsible for, the matters described in this Annual Report.

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

Management’s Assessment of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”). Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;

•	provide reasonable assurance that receipts and expenditures are being made only in accordance with our management’s and/or our Board of Directors’ authorization; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper overrides. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of our internal control over financial reporting as of 31 December 2006 using the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). However, management could not complete its evaluation of internal control over financial reporting by the end of 2006 which is a material weakness in the Company’s internal control over financial reporting. As a result of such material weakness and the additional material weakness identified below, management concluded that our internal control over financial reporting was not effective as of December 31, 2006. Although management was unable to complete its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, the following additional material weaknesses have been identified as existing as of that date.

Material Weakness

Insufficient U.S. GAAP knowledge and resources

We do not have adequate finance personnel with an appropriate level of accounting knowledge and resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP. There is also a lack of formal policies and procedures to ensure that U.S. GAAP accounting policies and procedures are appropriately and consistently applied. For example, we do not have adequate finance personnel with accounting knowledge and resources to properly analyze investing transactions and appropriately apply the accounting treatment for investing transactions in accordance with U.S. GAAP.

Financial statement closing process

We did not maintain effective controls over the financial closing process. Specifically, policies and procedures for the timelines and activities relating to the closure of our books and the estimation, provision, pre-payment, taxation, accrual and consolidation processes were not completely and formally documented, which resulted in a number of material post-closing adjustments to our books and records.

GRIR balance

Yuchai and we failed to timely identify and reconcile the original difference between the GRIR balance, which represents the amount payable for goods received but for which invoices have not been received, based on the SAP system and the GRIR balance based on manual compilation of the Goods Received Notes, which are internal documents prepared by Yuchai upon the receipt of goods for which invoices have not been received evidencing that the goods have been received in good condition and accurate quantity. In addition, management did not address the issue in a timely manner once the error became known. This material weakness existed in 2005 and resulted in material adjustments to our previously issued 2005 financial statements requiring post-closing adjustments to our 2006 books and records.

Sales Discounts Calculations

Yuchai provides sales discounts to those customers who meet previously-agreed volumes and whose accounts receivable with the Company at the year-end meet certain criteria. Yuchai’s management incorrectly calculated the sales discounts and did not maintain effective controls over the evaluation and computation of the sales discounts at the end of the financial year. The employees calculating the sales discounts did not have adequate knowledge of the sales contracts’ terms and the Yuchai’s policy on granting sales discounts. In addition, there was a lack of detailed review of the sales discounts’ calculation by a person with adequate knowledge of US GAAP and a lack of supporting documents for departures from previously-agreed volumes and criteria. This material weakness existed in 2005 and resulted in material adjustments to our previously issued 2005 financial statements requiring post-closing adjustments to our 2006 books and records.

Related party transactions

We did not have sufficient and complete knowledge of transactions with related parties. Lack of controls led to delays in follow-up on recovery of assets which may result in a financial loss.

Information Technology

Policies and procedures related to information technology controls are not formally established resulting in control deficiencies such as those relating to access control, segregation of duties, change management, program migrations, computer operations and systems security. Management monitoring mechanism is inadequate to detect operational errors in a timely manner.

Remediation Measures

The Company’s management performed analysis and procedures to ensure that the consolidated financial statements included in this Annual Report were prepared in accordance with generally accepted accounting principles. Accordingly, the Company’s management believes that the consolidated financial statements included in this Annual Report fairly present in all material respects the Company’s consolidated financial position, results of operations and cash flows for the periods presented.

For future financial periods and to enhance the Company’s internal control over financial reporting, management plans to review and make necessary changes to the overall design of the Company’s internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting. In particular, we have implemented and will continue to implement the specific measures described below to remediate the material weaknesses described above. If unremediated, these material weaknesses have the potential to result in the Company’s failure to prevent or detect misstatements in its financial statements in future financial periods.

We and Yuchai have implemented some of the recommendations of the Audit Committee, namely:

•

Increase resources: We have, since late 2007, appointed our own dedicated Chief Financial Officer, General Counsel and Group Financial Controller, each of whose sole responsibilities relate to us. In addition, Yuchai has effected changes in personnel in its finance department as a measure to prevent such an occurrence again;

•

Clarifying roles and responsibilities and training for the members of the staff – The Chairman of Yuchai has agreed to improve professional training of all its employees, provide training courses on the SAP system as well as provide clarity on the role and responsibility of each member of the staff; and

•

We have seconded senior representatives from our corporate office to key decision-making positions at Yuchai. The Chairman of Yuchai is playing a key role in improving the communication channels between the Company and Yuchai. We have established financial governance approval limits requiring significant expenditures and material projects to be signed jointly by a representative each from Yuchai and Company.

We are in the process of implementing the other recommendations of the Audit Committee to improve the overall effectiveness of our disclosure controls and procedures.

Inability to timely complete evaluation of internal control over financial reporting

We have established a project framework which includes a steering committee as well as a project management office led by a full time manager proficient in Section 404 of the Sarbanes-Oxley Act of 2002, or SOX. In addition, we have engaged external consultants to supplement the internal SOX team as well as to provide relevant training to our employees. Frequent meetings involving these parties are conducted to ensure that pertinent tasks relating to management’s assessment of internal control over financial reporting are progressing on track and completed on time. A comprehensive SOX program was implemented in January 2008, which includes reviewing all processes, identifying any deficiencies and weaknesses, documenting them and formulating plans to remediate any identified weaknesses and deficiencies. As of June 30, 2008, remediation measures are underway to remediate identified deficiencies and weaknesses.

Insufficient U.S. GAAP knowledge and resources

We plan to implement an enhanced formal training process for the training of financial staff to ensure that personnel have the necessary training and knowledge of US GAAP.

Financial statement closing process

We and Yuchai plan to develop and implement a comprehensive and documented policy addressing the timelines for closing activities, and the provision, estimation, pre-payment, taxation, accrual and consolidation processes and related guidance. We have put in place procedures for monthly closing activities.

GRIR balance

In addition to implementing the recommendations of the Audit Committee as described above, we have put in place procedures to minimize reliance on manual compilation of the Good Received Notes for determining the GRIR balance.

Sales Discount Calculations

We have put in place procedures to ensure that sales discounts calculations are properly computed and recorded, and Yuchai is in the process of formalizing and documenting such procedures.

Related party transactions

As described above, we have seconded senior representatives from our corporate office to key decision-making positions at Yuchai. We have established financial governance approval limits requiring significant expenditures and material projects to be signed jointly by a representative each from Yuchai and the Company.

Information Technology

We plan to formalize relevant IT policies and procedures to ensure that IT controls are operating effectively. Specifically, we plan to implement periodic reviews to ensure that user access rights in SAP are reviewed. The configuration of access rights in SAP will be reviewed with a view to segregating of duties.

As we are still in the detailed evaluation process, we may identify other conditions that may result in additional material weaknesses in the future. If any additional material weaknesses are identified, the Company will make public disclosure at the appropriate time and take action to remediate them as soon as practicable.

This Annual Report does not include a report of our registered public accounting firm regarding our internal control over financing reporting pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Management’s Assessment on Internal Control over Financial Reporting for 2007

Although the assessment by the Company’s management of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 is continuing, the Company’s management currently expects to disclose one or more material weaknesses in its internal control over financial reporting and conclude that the Company’s internal control over financial reporting was not effective as of December 31, 2007. It is likely therefore that the 2007 report of our registered public accounting firm regarding our internal control over financing reporting will be adverse.

As described above, we have implemented the SOX program from January 2008 and are in the process of taking remediation measures formulated pursuant to the SOX program.

Changes in Internal Control over Financial Reporting

Except as described in this Annual Report, there were no adverse changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. We have engaged in, and are continuing to engage in, substantial efforts to improve our internal control over financial reporting and disclosures and procedures related to substantially all areas of our financial statements and disclosures.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

As of the date of this report, the Company’s Audit Committee members are Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Matthew Richards. See “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Pursuant to the SEC’s rules, the Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.

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

The following table sets forth the total remuneration that was billed to the Company and Yuchai by their independent accountants, KPMG, in each of our previous two fiscal years, including the additional fee of US$1,042,000 paid for the audit of our restated consolidated financial statements as of and for the year ended December 31, 2005:

	Audit fees	Audit-related fees	Tax fees	Others	Total
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
2005	12,213	—	—	—	12,213
2006	12,436	69	—	—	12,505

We appointed KPMG Singapore as our independent auditors with effect from December 12, 2006. This appointment was made at the Special General Meeting of our shareholders in December 2006.

The report of our previous independent auditors, KPMG Hong Kong, on our consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or application of accounting principles. However, KPMG Hong Kong’s report on our consolidated financial statements as of and for the years ended December 31, 2005 and 2004 contained an emphasis paragraph stating that “the Company recognized a provision for uncollectible loans to a related party in the amount of Rmb 203 million as of December 31, 2005.”

In connection with the audits of the two fiscal years ended December 31, 2005 and 2004 and through November 6, 2006, there were no disagreements with KPMG Hong Kong on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Hong Kong, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K at the time our previous independent auditors resigned.

Subsequently, but prior to May 30, 2008, KPMG Hong Kong informed the Company’s Audit Committee of certain material weaknesses in the Company’s internal control over financial reporting as of December 31, 2005, which material weaknesses were disclosed by the Company in the Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2005 filed by the Company with the SEC on May 30, 2008.

Audit fees

Services provided primarily consist of professional services relating to the annual audits of consolidated financial statements as well as statutory audits required by foreign jurisdictions and quarterly reviews.

Audit-related fees

Services provided primarily consist of agreed-upon procedures in connection with bonds issuance.

The Company’s Audit Committee has pre-approved the terms of KPMG’s engagement by the Company for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes Oxley Act of 2002, to be performed for the Company for fiscal year 2006.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.

Index to Financial Statements

China Yuchai International Limited

Reports of Independent Registered Public Accounting Firms	F–2
Consolidated Statements of Operations for Years Ended December 31, 2004, 2005 and 2006	F–4
Consolidated Balance Sheets as of December 31, 2005 and 2006	F–5
Consolidated Statements of Stockholders’ Equity and Comprehensive Income for Years Ended December 31, 2004, 2005 and 2006	F–7
Consolidated Statements of Cash Flows for Years Ended December 31, 2004, 2005 and 2006	F–9
Notes to Consolidated Financial Statements	F–12

ITEM 19.	EXHIBITS.

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

4.7

Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8

Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004, or Form 20-F FY2003).

4.9	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.10

Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.11

Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

4.12

Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.13

Cooperation Agreement among the Registrant, Yuchai, Coomber and Guangxi Yuchai Machinery Group Company Limited, dated June 30, 2007 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on July 5, 2007 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant. (Filed herewith)

12.1*	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1*	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)

The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

*

As announced on March 20, 2008, Mr. Hoh Weng Ming was appointed Chief Financial Officer of the Company with effect from May 1, 2008 in place of Mr. Ho Tuck Chuen who resigned due to health reasons. Mr. Lai Seng Fatt, who was appointed to the position of Group Financial Controller of the Company in January 2008 from his position of finance manager at GPac Technology (S) Pte Ltd, a subsidiary of Hong Leong Asia, worked closely with Mr. Ho Tuck Chuen and has been working closely with Mr. Hoh Weng Ming on, and performing the function of senior financial officer responsible for, the matters described in this Annual Report. It is therefore believed by the Company that the Section 302 certification required to be signed by the Chief Financial Officer should accordingly be signed by Mr. Lai Seng Fatt.

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

Date: July 17, 2008

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

4.7

Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

Exhibit Number	Description of Exhibit
4.8	Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Form 20-F FY2003).

4.9	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.10

Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.11

Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

4.12

Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.13

Cooperation Agreement among the Registrant, Yuchai, Coomber and Guangxi Yuchai Machinery Group Company Limited, dated June 30, 2007 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on July 5, 2007 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant. (Filed herewith)

12.1*	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1*	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)

The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

*

As announced on March 20, 2008, Mr. Hoh Weng Ming was appointed Chief Financial Officer of the Company with effect from May 1, 2008 in place of Mr. Ho Tuck Chuen who resigned due to health reasons. Mr. Lai Seng Fatt, who was appointed to the position of Group Financial Controller of the Company in January 2008 from his position of finance manager at GPac Technology (S) Pte Ltd, a subsidiary of Hong Leong Asia, worked closely with Mr. Ho Tuck Chuen and has been working closely with Mr. Hoh Weng Ming on, and has been performing the function of senior financial officer responsible for, the matters described in this Annual Report. It is therefore believed by the Company that the Section 302 certification required to be signed by the Chief Financial Officer should accordingly be signed by Mr. Lai Seng Fatt.

CHINA YUCHAI INTERNATIONAL LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

Index to Financial Statements

China Yuchai International Limited

F–1

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

China Yuchai International Limited

We have audited the accompanying consolidated balance sheet of China Yuchai International Limited (the “Company”) and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yuchai International Limited and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into U.S. dollars for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into U.S. dollars on the basis set forth in Note 3(i) to the consolidated financial statements.

/s/ KPMG

Singapore

July 17, 2008

F–2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

China Yuchai International Limited

We have audited the accompanying consolidated balance sheet of China Yuchai International Limited (the “Company”) and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2004 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yuchai International Limited and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2005, in conformity with U.S. generally accepted accounting principles.

As further described in Note 2(b) to the consolidated financial statements, the consolidated financial statements of the Company as of and for the year ended December 31, 2005 were restated for the correction of certain accounting errors.

As described in Note 5 to the consolidated financial statements, the Company recognized a provision for uncollectible loans to a related party in the amount of Rmb203 million as of December 31, 2005.

/s/ KPMG

Hong Kong

August 4, 2006, except as to Note 2(b) which is as of May 15, 2008

F–3

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Rmb and US$ amounts expressed in thousands, except per share data)

		Years ended December 31,
	Note	2004	2005	2006	2006
		Rmb	Rmb	Rmb	US$
Revenues, net(a)	3(k), 27, 28, 33	5,582,095	5,816,740	6,920,528	1,008,956
Cost of goods sold(a)	4, 27	(4,006,886)	(4,673,357)	(5,648,407)	(823,491)

Gross profit		1,575,209	1,143,383	1,272,121	185,465
Research and development costs	3(m)	(136,960)	(123,793)	(167,653)	(24,442)
Selling, general and administrative expenses (a)	3(m), 4, 14, 27	(658,320)	(793,153)	(801,830)	(116,900)
Provision for uncollectible loans to a related party	5	—	(202,950)	—	—
Gain on transfer of land use rights to a related party	27	—	2,533	1,841	268

Operating income		779,929	26,020	304,479	44,391
Interest expense	6, 28	(31,757)	(70,527)	(117,491)	(17,129)
Equity in net losses of affiliates		—	(6,032)	(22,449)	(3,273)
Other income, net(a)	7,27	5,682	25,449	38,856	5,665

Earnings/(loss) before income taxes and minority interests		753,854	(25,090)	203,395	29,654
Income taxes	8	(105,165)	(10,148)	(30,466)	(4,442)

Income/(loss) before minority interests		648,689	(35,238)	172,929	25,212
Minority interests in income/(loss) of consolidated subsidiaries		(157,292)	2,947	(61,645)	(8,987)

Net income/(loss)		491,397	(32,291)	111,284	16,225

		Years ended December 31,
	Note	2004	2005	2006	2006
		Rmb	Rmb	Rmb	US$
Earnings/ (loss) per common share
Basic	3(l)	13.90	(0.89)	2.99	0.44

Diluted	3(l)	13.90	(0.89)	2.99	0.44

Weighted average number of shares
Basic	3(l)	35,340,000	36,459,635	37,267,673	37,267,673

Diluted	3(l)	35,340,000	36,459,635	37,267,673	37,267,673

(a)	Includes the following income and expenses resulting from transactions with related parties in addition to those indicated above (see Notes 5 and 27)

	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Revenues, net	4,537	7,646	86,652	12,633
Cost of goods sold	(250,549)	(417,816)	(592,535)	(86,387)
Selling, general and administrative expenses	(90,790)	(186,759)	(124,376)	(18,133)
Other income, net	—	11,922	10,512	1,533

See accompanying notes to consolidated financial statements.

F–4

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

(Rmb and US$ amounts expressed in thousands, except per share data)

		As of December 31,
	Note	2005	2006	2006
		Rmb	Rmb	US$
ASSETS

Current assets
Cash and cash equivalents	33(d)	736,195	745,933	108,751
Trade accounts receivable, net	9, 18(a)	1,178,853	1,480,918	215,906
Amounts due from related parties	10, 27	233,188	158,512	23,110
Loans to a related party, net	5	2,050	2,050	299
Loans to customers, net	11	7,904	11,486	1,675
Inventories	12	1,668,435	1,565,183	228,191
Prepaid expenses		138,322	93,977	13,700
Other receivables, net	13	135,652	140,069	20,421
Income taxes recoverable		46,054	10,750	1,567
Deferred income taxes	8	85,351	112,779	16,442

Total current assets		4,232,004	4,321,657	630,062

Property, plant and equipment, net	14	1,440,712	1,795,405	261,755
Construction in progress	15	456,752	288,559	42,070
Lease prepayments	16	69,328	124,944	18,216
Investments in affiliates	17	184,693	508,246	74,098
Other investments	17	6,355	640,192	93,335
Goodwill	3(n)	212,636	212,636	31,000
Deferred income taxes	8	77,150	69,718	10,164

Total assets		6,679,630	7,961,357	1,160,700

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	18(a)	812,835	1,009,134	147,123
Current installments of long-term bank loans	18(b)	100,000	—	—
Amount due to the holding company	27	4,301	3,226	470
Amounts due to related parties	10, 27	75,186	77,911	11,359
Trade accounts payable		1,800,443	2,132,798	310,944
Income taxes payable		4,208	1,789	261
Accrued expenses and other liabilities	20	611,707	639,350	93,212

Total current liabilities		3,408,680	3,864,208	563,369
Long-term bank loans, excluding current installments	18(b)	50,000	675,454	98,476

Total liabilities		3,458,680	4,539,662	661,845

F–5

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

		As of December 31,
	Note	2005	2006	2006
		Rmb	Rmb	US$
Total liabilities brought forward		3,458,680	4,539,662	661,845

Minority interests		654,687	693,296	101,077

Stockholders’ equity

Common stock		31,945	31,945	4,657
Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 37,267,673 shares at December 31, 2006 and 2005
Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2005 and 2006		—	—	—
Contributed surplus		1,692,251	1,692,251	246,716
Statutory reserves	22	266,586	267,586	39,012
Accumulated other comprehensive income		28,851	85,643	12,486
Retained earnings		546,630	650,974	94,907

Total stockholders’ equity		2,566,263	2,728,399	397,778

Commitments and contingencies	23, 24	—	—	—

Total liabilities, minority interests and stockholders’ equity		6,679,630	7,961,357	1,160,700

See accompanying notes to consolidated financial statements.

F–6

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	Common stock	Contributed surplus	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total stockholders’ equity
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2004		30,349	1,486,934	229,920	244,484	—	1,991,687

2004
Net income		—	—	—	491,397	—	491,397

Comprehensive income							491,397

Transfer to statutory reserves	22	—	—	36,309	(36,309)	—	—

Balance at December 31, 2004		30,349	1,486,934	266,229	699,572	—	2,483,084

2005
Net loss		—	—	—	(32,291)	—	(32,291)

Net unrealized gains on investment securities held by an affiliate, net of nil tax		—	—	—	—	38,869	38,869
Foreign currency translation adjustments, net of nil tax		—	—	—	—	(10,018)	(10,018)

Comprehensive loss							(3,440)

Transfer to statutory reserves	22	—	—	357	(357)	—	—
Shares issued in connection with
— Conversion of convertible debt into 1,927,673 common shares	19	1,596	205,317	—	—	—	206,913
Dividend declared (US$0.39 per share)		—	—	—	(120,294)	—	(120,294)

Balance at December 31, 2005		31,945	1,692,251	266,586	546,630	28,851	2,566,263

2006
Net income		—	—	—	111,284	—	111,284
Net unrealized gains on investment securities, net of nil tax and reclassification adjustments(a)		—	—	—	—	56,840	56,840
Net unrealized gains on investment securities held by an affiliate, net of nil tax		—	—	—	—	3,201	3,201
Foreign currency translation adjustments, net of nil tax		—	—	—	—	(3,249)	(3,249)

Comprehensive income							168,076

Transfer to statutory reserves	22	—	—	1,000	(1,000)	—	—
Dividend declared (US$0.02 per share)		—	—	—	(5,940)	—	(5,940)

Balance at December 31, 2006		31,945	1,692,251	267,586	650,974	85,643	2,728,399

Balance at December 31, 2006 (in US$)		4,657	246,716	39,012	94,907	12,486	397,778

(a) Disclosure of reclassification amounts (Note 17(b)):
Unrealized holdings gains arising during 2006							97,332

Reclassification adjustments in 2006 for gains included in:
— net income						(19,550)
— investment in affiliate upon conversion						(20,942)

Net unrealized gains on investment securities						56,840

See accompanying notes to consolidated financial statements.

F–7

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Cash provided by operating activities

Net income/ (loss)	491,397	(32,291)	111,284	16,225

Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
— Depreciation and amortization of property, plant and equipment	129,340	141,333	142,860	20,828
— Lease prepayment charged to expense	3,449	3,339	3,328	485
— Provision for uncollectible loans to a related party	—	202,950	—	—
— Impairment of property, plant and equipment	—	—	2,346	342
— Loss on disposal of property, plant and equipment	12,998	10,474	1,598	233
— Gain on transfer of land use rights to a related party	—	(2,533)	(1,841)	(268)
— Deferred income taxes	1,116	(20,050)	(19,996)	(2,915)
— Provision for losses on guarantees	—	12,318	(7,410)	(1,080)
— Equity in losses of affiliates	—	6,032	22,449	3,272
— Dividend received from an affiliated company	—	7,815	—	—
— Minority interests	157,292	(2,947)	61,645	8,987
— Gain on redemption of investment securities	—	—	(28,457)	(4,149)
— Net loss on changes in fair value of embedded derivatives	—	—	3,617	527
— Exchange loss on financing activities	—	—	38,388	5,597

(Increase)/decrease in assets
— Inventories	(469,211)	(321,890)	103,252	15,053
— Amounts due from related parties, net	(5,534)	(115,074)	77,401	11,284
— Trade accounts receivable, net	(25,954)	(303,288)	(302,065)	(44,039)
— Prepaid expenses	(21,069)	(79,757)	44,345	6,465
— Other receivables, net	(106,581)	(20,237)	(4,417)	(644)
— Loans to customers, net	—	(7,904)	(3,582)	(522)

F–8

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
— Income taxes recoverable	(21,842)	(67,232)	32,885	4,794
Increase/(decrease) in liabilities
— Trade accounts payable	357,751	710,726	332,355	48,455
— Accrued expenses and other liabilities	88,521	112,828	25,236	3,679
— Amount due to holding company	(2,065)	158	(1,075)	(157)

Net cash provided by operating activities	589,608	234,770	634,146	92,452

Cash flow from investing activities
Purchase of property, plant and equipment and construction in progress (includes interest capitalized)	(552,902)	(515,359)	(323,781)	(47,205)
Proceeds from disposal of property, plant and equipment	5,883	3,826	2,134	311
Proceeds from disposal of land use rights	—	3,580	2,394	349
Repayment of loans by a related party	—	205,000	—	—
Loans to a related party	(205,000)	(205,000)	—	—
Purchase of investments	(1,348)	(161,358)	(923,101)	(134,580)
Prepayments for land use right	—	—	(59,497)	(8,674)
Proceeds from redemption of investment securities	—	—	11,907	1,736

Net cash used in investing activities	(753,367)	(669,311)	(1,289,944)	(188,063)

Cash flow from financing activities
Proceeds from short-term bank loans	330,000	1,188,178	974,978	142,144

F–9

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Proceeds from long-term bank loans	100,000	50,000	687,473	100,228
Proceeds from issuance of convertible debt	—	206,913	—	—
Repayments of short-term and long term bank loans	(190,000)	(805,343)	(962,835)	(140,373)
Repayment of short-term borrowing from a related party	(8,000)	—	—	—
Capital contribution from minority stockholders	31,000	—	—	—
Dividends paid by subsidiaries to minority stockholders	(8,507)	(66,677)	(23,036)	(3,358)
Dividends paid to stockholders	—	(120,294)	(5,940)	(866)

Net cash provided by financing activities	254,493	452,777	670,640	97,775

Effect of foreign currency exchange on cash and cash equivalents	—	(4,713)	(5,104)	(744)
Net increase in cash and cash equivalents	90,734	13,523	9,738	1,420
Cash and cash equivalents at beginning of year	631,938	722,672	736,195	107,331

Cash and cash equivalents at end of year	722,672	736,195	745,933	108,751

F–10

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Supplemental disclosures of cash flow information

Cash paid during the year for:
— Interest, net of amount capitalized	31,757	70,527	117,491	17,129
— Income taxes	125,891	97,431	21,012	3,063

Significant non-cash investing transactions

During 2005, the convertible debt issued was converted to 1,927,673 ordinary shares of the Company (see Note 19).

During 2006, the Company settled the amounts payable for the acquisitions of certain new debt and equity securities issued by an affiliated company and the amounts receivable from redemption of its existing investment in debt securities of the same affiliated company with a net cash payment of S$5.3 million by the Company (see Note 17(b)(ii)).

See accompanying notes to consolidated financial statements.

F–11

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Rmb and US$ amounts expressed in thousands, except per share data)

1	Background and principal activities

China Yuchai International Limited (the “Company”) was incorporated under the laws of Bermuda on April 29, 1993. The Company was established to acquire a controlling financial interest in Guangxi Yuchai Machinery Company Limited (“Yuchai”), a Sino-foreign joint stock company which manufactures, assembles and sells diesel engines in the People’s Republic of China (the “PRC”). The principal markets for Yuchai’s diesel engines are truck manufacturers in the PRC.

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

Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited (“YMMC”), Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited (“GYSPM”) and Yuchai Express Guarantee Company Limited (“YEGCL”). YMMC and GYSPM were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL, was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion, expected to be in 2009. As at December 31, 2006, Yuchai held an equity interest of 71.83%, 97.14% and 76.92% respectively in these companies. As at December 31, 2005 and 2006, YMMC had direct controlling interests in twenty-one subsidiaries, which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC.

In March 2005, the Company acquired 14.99% of the ordinary shares of Thakral Corporation Limited (“TCL”). TCL is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Three directors out of ten directors on the board of TCL are appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of TCL, management has concluded that the Company has the ability to exercise significant influence over the operating and financial policies of TCL. Consequently, the Company’s consolidated financial statements include the Company’s share of the results of TCL, accounted for under the equity method. The Company acquired an additional 1.00% of the ordinary shares of TCL in September 2005. As a result of the rights issue of 87,260,288 rights shares on February 16, 2006, the Company’s equity interest in TCL increased to 19.36%. On August 15, 2006, the Company exercised its right to convert all of its 52,933,440 convertible bonds into 529,334,400 new ordinary shares in the capital of TCL. Upon the issue of the new shares, the Company’s interest in TCL has increased to 36.61% of the total issued and outstanding ordinary shares. (See Note 17(b)(i)).

On February 7, 2006, the Company acquired 29.13% of the ordinary shares of HLG Enterprise Limited (“HLGE”). HLGE is a public company listed on the main board of the Singapore Exchange. HLGE is primarily engaged in investment holding, and through its group companies, invests in rental property, hospitality and property developments in Asia. On November 15, 2006, the Company exercised its right to convert all of its 196,201,374 non-redeemable convertible cumulative preference shares into 196,201,374 new ordinary shares in the capital of HLGE, (see Note 17(b)(ii)). Upon the issue of the new shares, the Company’s equity interest in HLGE has increased to 45.42% of the enlarged total number of ordinary shares in issue. Three directors out of six directors on the board of HLGE are appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of HLGE, management has concluded that the Company has the ability to exercise significant influence over the operating and financial policies of HLGE. Consequently, the Company’s consolidated financial statements include the Company’s share of the results of TCL, accounted for under the equity method.

F–12

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

2	General

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”).

(b)	Restatement of 2005 consolidated financial statements

The Company’s consolidated financial statements as of and for the year ended December 31, 2005 were previously restated on May 30, 2008 to reflect certain adjustments to correct accounting error for such period. The most significant adjustment was to correct accounting errors for the understatement of accounts payable of Rmb167.8 million by Yuchai at December 31, 2005. The accompanying 2005 consolidated financial statements reflect those previously restated financial statements of the Company and its subsidiaries.

3	Summary of significant accounting policies and practices

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and those entities that the Company has determined that it has a direct or indirect controlling financial interest in (collectively, referred to as the ‘Group’). All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates the Group’s relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board (the “FASB”) Interpretation (“FIN”) No. 46 (R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”) and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Group is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46(R). The Group was not the primary beneficiary of any variable interest entities during the three years ended December 31, 2006.

(b)	Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statement of cash flows, management considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Group’s cash is restricted as to withdrawal. See Note 29 for discussion of restrictions on the Renminbi.

(c)	Trade accounts receivable and bills receivable , net

Trade accounts receivable are recorded at the invoiced value of goods sold after deduction of trade discounts and allowances, if any. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Group’s accounts receivable. Management determines the allowance based on specific account identification and historical write-off experience by industry and national economic data.

Management reviews the Group’s allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers, except for outstanding bills discounted with banks (see Note 24(e)) and off-balance-sheet credit exposure of YEGCL (see Note 24(d)), that are subject to recourse for non-payment.

The Group sells trade accounts and bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the trade accounts receivable. Sales of the trade accounts receivable are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Accordingly, trade accounts and bills receivable are derecognized, and a discount equal to the difference between the carrying value of the trade accounts and bills receivable and cash received is recorded. The Group received proceeds from the sales of the trade accounts and bills receivable of Rmb2,380,569, Rmb3,423,296 and Rmb4,485,221 (US$653,908), for the years ended December 31, 2004, 2005 and 2006, respectively. The Group has recorded discounts totaling of Rmb31,709, Rmb44,362 and Rmb54,720 (US$7,978) in respect of sold trade accounts and bills receivable for the years ended December 31, 2004, 2005 and 2006, respectively, which has been included in interest expense.

F–13

(d)	Inventories

Inventories are stated at the lower of cost and market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labor and an attributable portion of production overheads. Management routinely reviews its inventory for salability and indications of obsolescence to determine if inventory carrying values are higher than market values. If market conditions or future product enhancements and developments change, inventories would be written down to reflect the estimated realizable value.

(e)	Property, plant and equipment, net

Property, plant and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Buildings	30 to 40 years
Machinery and equipment	5 to 15 years
Office and computer equipment	4 to 5 years
Leasehold improvements	shorter of estimated useful life or remaining lease terms

The Group capitalizes interest with respect to major assets under installation or construction based on the average cost of the Group’s borrowings. Repairs and maintenance of a routine nature are expensed while those that extend the life of assets are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is included in the consolidated statements of operations.

Construction in progress represents factories under construction and machinery and equipment pending installation. All direct costs relating to the acquisition or construction of buildings and machinery and equipment, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress. Construction of plant is considered to be completed on the date when the plant is substantially ready for its intended use notwithstanding whether the plant is capable of producing saleable output in commercial quantities.

(f)	Lease prepayments

Lease prepayments represent payments to the PRC land bureau for land use rights, which are charged to expense on a straight-line basis over the respective periods of the rights which are in the range of 15 to 50 years.

(g)	Guarantees

The fair value of a guarantee provided by the Group for the obligation of others is recognized at fair value at inception as a liability in accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees”. If the guarantee was issued in a stand-alone transaction for a fee, the fair value of the liability recognized generally would offset the cash received by the Group, which is included in “Accrued expenses and other liabilities” and amortized to revenue over the period of guarantee.

After initial measurement and recognition of the liability for obligations under the guarantee, management periodically evaluates outstanding guarantees and accounts for potential loss contingencies associated with the guarantees based on estimated losses from default in accordance with SFAS No. 5, “Accounting for Contingencies,” under which the liability is adjusted for further loss that is probable and when the amount of the loss can be reasonably estimated.

F–14

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(h)	Investments

Affiliates

An affiliated company is an entity in which the Company or the Group has the ability to exercise significant influence in its financial and operating policy decisions, but does not have a controlling financial interest. Investments in affiliates are accounted for using the equity method. The Group’s share of earnings and losses of affiliated companies, adjusted to eliminate intercompany gains and losses and to account for the difference between the cost of investment and underlying equity in net assets of the affiliates, is included in the consolidated results.

Management assesses impairment of its investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. A loss in value of investments in affiliated companies which is considered other than a temporary decline is recognized as an impairment charge.

Other investments

Investment in available-for-sale debt securities, including convertible preference shares of an affiliate, that are mandatorily redeemable, are carried at fair value. Unrealized holding gains and losses, net of related tax effect, on available-for-sale securities are included in accumulated other comprehensive income/(loss), a separate component of stockholders’ equity, until realized. Realized gains and losses from the disposal of available-for-sale equity securities are determined on a specific-identification basis.

Investment in convertible preference shares of an affiliate that are neither mandatorily redeemable by the issuer nor redeemable at the option of the investor, and that do not have a readily determinable fair value are accounted for under the cost method.

The Group recognizes an impairment loss when the decline in fair value below the carrying value of an available-for-sale or cost method investment is considered other than temporary. In determining whether a decline in fair value is other than temporary, management considers various factors including market price of underlying holdings when available, investment ratings, the financial conditions and near term prospect of the investees, the length of time and the extent to which the fair value has been less than cost and the Group’s intent and ability to hold the investment for a reasonable period of time sufficient to allow for any anticipated recovery of the fair value.

Equity derivatives embedded in the available-for-sale debt securities are recorded at fair values through income.

(i)	Foreign currency transactions and translation

The Company’s functional currency is the US dollar. The functional currency of the Company’s subsidiaries and certain of its affiliated companies located in the PRC is the Renminbi. Transactions denominated in currencies other than Renminbi are recorded based on exchange rates at the time such transactions arise, such as the Renminbi exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations as part of “Other income, net”.

The Company’s reporting currency is the Renminbi. Assets and liabilities of the Company and its subsidiaries whose functional currency is not the Renminbi are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements are recorded in accumulated other comprehensive income / (loss), a separate component within stockholders’ equity. Cumulative translation adjustments are recognized as income or expenses upon disposal or liquidation of a foreign subsidiary and affiliates.

For the US dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts have been translated into U.S. dollars at the rate of Rmb 6.8591 = US$1.00, the rate quoted by the PBOC at the close of business on June 30, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on June 30, 2008 or any other date.

F–15

3	Summary of significant accounting policies and practices (continued)

(j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statements of operations in the financial year that includes the enactment date.

(k)	Revenue recognition

(i)	Product sales

Revenue is recognized in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). SAB 104 requires that, among other conditions, four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred. For the Group, these criteria are generally considered to be met upon delivery and acceptance of products at the customer site.

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

F–16

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(k)	Revenue recognition (continued)

(ii)	Guarantee fee income

Guarantee fees received or receivable for a guarantee issued are recorded in “Accrued expenses and other liabilities” based upon the estimated fair value at the inception of such guarantee obligations, and are recognized as revenue on a straight line basis over the respective terms of the guarantees.

(l)	Earnings/ (loss) per share

Basic earnings/ (loss) per share is computed by dividing income/ (loss) attributable to common shares by the weighted average number of common shares outstanding for the period. Diluted earnings/ (loss) per share is calculated by dividing net earnings/(loss) by the weighted average number of common shares outstanding and the number of additional common shares that would have been outstanding if the potential common shares that were dilutive had been issued related to the period in 2005 during which convertible debt issued by the Company was outstanding. No adjustment has been made as the effect would have been anti-dilutive.

The Company’s basis and diluted earnings/(loss) per share are as follows:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Net income/ (loss) attributable to common shares	491,397	(32,291)	111,284	16,225

Earnings/ (loss) per share
— Weighted average common shares outstanding during the year
Basic	35,340,000	36,459,635	37,267,673	37,267,673
Diluted	35,340,000	36,459,635	37,267,673	37,267,673

— Basic earnings (loss) per share of common shares
Basic	13.90	(0.89)	2.99	0.44
Diluted	13.90	(0.89)	2.99	0.44

There were no potentially dilutive common shares during the years ended December 31, 2004 and 2006.

F–17

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(m)	Advertising, research and development costs

Advertising, research and development costs are expensed as incurred. Advertising cost included in “Selling, general and administrative expenses”, amounted to Rmb48,725, Rmb45,291 and Rmb42,636 (US$6,216) respectively, for the years ended December 31, 2004, 2005 and 2006.

Research and development expenses are shown net of government subsidies of Rmb nil, Rmb5,915 and Rmb7,858 (U$1,146) for the years ended December 31, 2004, 2005 and 2006.

(n)	Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but instead is tested for impairment at least annually or whenever certain circumstances indicate a possible impairment may exist. Management evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon discounted future cash flows. In the case that the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets is deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is considered impaired and is written down to its implied fair value. The results of the impairment testing in 2004, 2005 and 2006 did not result in any impairment of goodwill.

(o)	Product warranty

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. Warranties generally extend for a duration (12 months to 18 months) or mileage (80,000 kilometers to 180,000 kilometers), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated balance sheet. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

(p)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of long-lived assets including goodwill, estimated fair value of investments and other financial instruments, realizable values for inventories, valuation allowances for receivables, obligations for warranty costs, and probable losses on loan guarantees of YECGL. Actual results could differ from those estimates.

F–18

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(q)	Impairment of long-lived assets, other than goodwill

Long-lived assets to be held and used, such as property, plant and equipment and construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(r)	Commitments and contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that an obligation has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(s)	Defined Contribution Plans

The Group participates in the national pension schemes as defined by the laws of the countries in which it has operations. Yuchai and its subsidiaries make contributions to the defined contribution retirement plans, organized by the Guangxi Regional Government and Beijing City Government, at a fixed proportion of the basic salary of the staff. Contributions are recognized as compensation expense in the period in which the related services are performed.

F–19

(t)	Recently issued accounting standards

In September 2006, the US Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). “Considering the Effect of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements” which requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach (“dual approach”). The rollover approach quantifies misstatements based on the amount of the error originating in the current year statement of operations whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatements existing in the balance sheet at the end of the current year, irrespective of the misstatements year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. The Group adopted SAB No. 108 effective January 1, 2006.

As a transition accommodation, SAB No. 108 permits accumulative effect adjustments, without restatement of previously issued financial statements, to be used for errors that are determined to be immaterial pursuant to the Group’s previous method of quantification of unadjusted errors but are determined to be material under dual approach. Prior to the adoption of SAB No. 108, the Group had quantified unadjusted errors under the rollover approach and has assessed these unadjusted errors to be immaterial – individually and in the aggregate. Upon initial adoption of SAB No. 108 for the fiscal year 2006, the management quantified unadjusted errors under the dual approach and assessed that these unadjusted errors are not material. As such, the initial adoption of SAB No. 108, had no impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company adopted this statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The initial adoption of this statement did not have any effect on the Company’s 2006 consolidated financial statements.

F–20

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

3	Summary of significant accounting policies and practices (continued)

(t)	Recently issued accounting standards (continued)

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement was effective and adopted by the Company for inventory costs incurred on or after January 1, 2006. The initial adoption of this statement had no effect on the Company’s 2006 consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This statement was effective and adopted by the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this statement had no effect on the Company’s 2006 consolidated financial statements.

In September 2005, the EITF issued EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 was applied to new arrangements entered into, and modifications or renewals of existing arrangements beginning in the first interim or annual reporting periods beginning after March 15, 2006. The application of EITF 04-13 did not have any impact on the Company’s consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. This statement will be effective for the fiscal years beginning after September 15, 2006. Management does not believe there will be any material impact of initial adoption of this statement to the Company’s consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The statement also provides guidelines to classification, disclosure and subsequent measurement of servicing assets and servicing liabilities. This statement will be effective for the fiscal years beginning after September 15, 2006. Management is currently evaluating the impact of the statement to the Company’s consolidated financial statements.

F–21

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for the fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of the provisions of FIN 48 to the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expenses disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. In February 2008, the FASB Staff Position, or FSP, SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and its Related Interpretive Accounting Pronouncements That Address Leasing Transactions,” and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157.” FSP SFAS No. 157-1 excludes from the scope of SFAS No.157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of SFAS No. 157 will be applied prospectively to fair value measurements and disclosures for financial assets and financial liabilities and non financial assets and non financial liabilities recognized or disclosed at fair value in the financial statements on at least an annual basis beginning in the first quarter of 2008. Management does not believe the adoption of SFAS No. 157 will have a material impact on the consolidated financial statements at this time and will monitor any additional implementation guidance that may be issued.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. Under SFAS No. 159, entities will be permitted to measure various financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has elected not to adopt the fair value option for the eligible items as of January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), or SFAS No. 141R, “Business Combination” which replaces FAS Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The impact of the adoption of SFAS No. 141R on the Company’s consolidated financial position and consolidated results of operations is dependent upon the specific terms of any applicable future business combinations.

In December 2007, the FASB issued SFAS No. 160, “Non Controlling Interests in Consolidated Financial Statements-Amendments of ARB No. 51”. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterised as non controlling interests and classified as a component of equity. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non controlling owners. FAS No. 160 applies to all entities that prepare consolidated financial statements, except non-for-profit organizations, but will affect only those entities that have an outstanding non controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. The Company is required to adopt this statement in the first quarter of fiscal year 2009 and management is currently assessing the impact of adopting SFAS No. 160.

F–22

4	Depreciation and amortization, sales commissions, and shipping and handling expenses

Depreciation and amortization of property, plant and equipment, are included in the following captions:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Cost of goods sold	84,907	90,354	94,215	13,736
Selling, general and administrative expenses	44,433	50,979	48,645	7,092

	129,340	141,333	142,860	20,828

Sales commissions to sales agents are included in the following caption:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expenses	11,564	39,372	32,172	4,690

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expenses	86,163	126,813	116,570	16,995

F–23

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

5	Provision for uncollectible loans to a related party

The amount represents the recognition of specific doubtful debt provisions totaling Rmb202,950 on the loans with an aggregate principal amount of Rmb205,000 due from Yuchai Marketing and Logistic Company Limited (“YMLC”) as of December 31, 2005. YMLC is wholly owned by Coomber Investment Limited (“Coomber”), a shareholder of the Company and State Holding Company (collectively, the “Chinese Shareholders”).

In March and May 2004, Yuchai granted interest-free advances to YMLC at the request of Yuchai’s PRC directors to provide YMLC with initial working capital for its start-up activities. YMLC was set up with the intention of offering a complementary range of services including spare parts distribution, insurance, vehicle financing and warranty servicing. These advances were provided with the approval of the previous Chairman of Yuchai but without prior approval by the majority of the shareholders of Yuchai.

On December 2, 2004, these advances were converted into formal loans and written agreements and were executed between Yuchai and YMLC through an authorized financial institution in the PRC. Under the terms of the loan agreements, the loans were payable in their entirety on December 2, 2005 and interest, at the rate of 5.58% per annum, was payable on a monthly basis. Further, the loans were secured by guarantees given by the Chinese Shareholders. The Company’s policy with regard to interest earned on impaired loan is to recognize interest income on the cash basis, as management believes there is no assurance that future interest due relative to the loan’s terms will be collected. Interest income of Rmb11,922 and Rmb10,512 (US$1,533) was received and recognized in 2005 and 2006, respectively (see Note 7).

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

F–24

The Company discussed this matter with the Chinese Shareholders and management of YMLC and also considered the financial position and financial resources of the State Holding Company and Coomber. CYI management made an assessment of the future cash flows of the State Holding Company and Coomber and concluded that it was likely they will not be able to honor their respective guarantees in the event YMLC is unable to repay the loans when they become due.

Consequently, at that time, CYI management identified a number of possible courses of action in the event YMLC is unable to repay the loans when they become due. These actions included:

•	Taking actions to force YMLC to liquidate;

•	Retaining portions of future dividends declared by Yuchai and payable to State Holding Company until the guarantee obligations are fulfilled; and

•	Commencing legal action against YMLC and possibly the Chinese Shareholders.

The Company’s management ruled out any form of legal or other enforcement action against the Chinese Shareholders as management believed that Yuchai may not be the first preferred creditor entitled to receive payment of the judgment debt. Moreover, management believed that the process for enforcement of a judgment in China is complex and not as effective when compared with other jurisdictions. In addition, management believed that the commencement of legal or other enforcement actions will likely lead to a deterioration in relations with the Chinese Shareholders which could have a materially adverse impact on the Company’s investment in Yuchai and could lead to the impairment of shareholder value of the Company. Consequently, management believed that it was beneficial to the Company’s shareholders for management to continue their dialogue and seek other possible arrangements with YMLC, Coomber and State Holding Company to resolve the repayment of the Rmb205,000 (US$29,887) loans rather than for it to resort to legal and enforcement actions described above.

The Company will recognize any subsequent recoveries of the amount due from YMLC in its consolidated financial statements in the periods in which any such recoveries are realized (see Note 34(b)).

F–25

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

6	Interest cost

The Group capitalizes interest charges as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2004, 2005 and 2006:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Interest cost capitalized	19,701	20,991	18,057	2,633
Interest cost charged to consolidated statements of operations	31,757	70,527	117,491	17,129

Total interest cost incurred	51,458	91,518	135,548	19,762

7	Other income, net

Other income, net consists of:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Interest income (see Note 5)	3,286	21,744	47,124	6,871
Foreign exchange (loss)/gain, net	(38)	607	(41,940)	(6,115)
Dividend income from other investments	4,591	—	—	—
Rental income	—	6,078	1,766	257
Gain on redemption of investment securities (Note 17(b)(ii))	—	—	28,457	4,149
Net loss on changes in fair value of embedded derivatives (Note 17(b))	—	—	(3,617)	(527)
Others, net	(2,157)	(2,980)	7,066	1,030

	5,682	25,449	38,856	5,665

F–26

8	Income taxes

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

PRC income tax

As Yuchai is a sino-foreign enterprise in the Western Region of the PRC that is engaged in an encouraged industry, its PRC statutory income tax rate is 15% in 2004, 2005 and 2006 under the relevant PRC income tax laws.

The PRC income tax rates of Yuchai’s subsidiaries under the relevant PRC income tax laws are 15% to 33% in 2004, 2005 and 2006.

Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2006 of Yuchai was 15%. Since January 1, 2002, Yuchai is subject to tax at a rate of 15.0% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law. In 2008, Yuchai has fulfilled the requirements to qualify for the reduced tax rate of 15%, although pending approval of the tax authority, which management has assessed to be more than probable. In the event that this is not approved, Yuchai will be subject to tax at a rate of 18%. Some of Yuchai’s subsidiaries that were subject to tax at a rate of 33% has been lowered to 25% following the Corporate Income Tax Law (the “CIT Law”) which became effective January 1, 2008. The CIT Law adopts a uniform tax rate of 25% for all enterprises, including foreign-invested enterprises.

F–27

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

8	Income taxes (continued)

Income tax expense in the consolidated statements of operations consists of:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Current tax expense	104,049	30,198	50,462	7,357
Deferred tax expense/(benefit)	1,116	(20,050)	(19,996)	(2,915)

	105,165	10,148	30,466	4,442

Income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2006 for the following reasons:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Computed “expected” tax expense (benefit)	113,078	(3,764)	30,509	4,448
Adjustments resulting from:
— Non-deductible expenses related to errors correction (see Note (iii))	—	10,623	7,795	1,136
— Other non-deductible expenses	471	5,703	4,053	591
— Tax credits (see Note (i))	(16,184)	(43,535)	(17,281)	(2,519)
— Change in valuation allowance	—	45,231	(6,492)	(946)
— Rate differential of subsidiaries	7,800	(4,110)	11,882	1,732

Actual tax expense	105,165	10,148	30,466	4,442

Notes:

(i)	Amounts mainly represent tax credits relating to the purchase of domestic equipment for technological improvement and for approved research and development costs.

(ii)	All pre-tax booked income and income tax expense (benefit) are from PRC sources.

(iii)

Amount relates to non-deductible permanent differences from the restatement of the Company’s 2005 financial statements as at May 15, 2008 as such expenses are not expected to be deductible in accordance with PRC regulations.

F–28

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

8	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2005 and 2006 are presented below:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Trade accounts receivable	23,810	36,806	5,366
Inventories	8,336	23,251	3,390
Property, plant and equipment	50,734	26,982	3,933
Accrued expenses and other liabilities	39,259	49,384	7,200
Tax losses carried forward	11,615	5,075	740
Tax credits	43,535	50,434	7,353
Loans to a related party	30,443	29,304	4,272

Total gross deferred tax assets	207,732	221,236	32,254

Less: Valuation allowance	45,231	38,739	5,648

Net deferred tax assets	162,501	182,497	26,606

The following table represents the classification of the Group’s net deferred tax assets:

	December 31
	2005	2006	2006
	Rmb	Rmb	US$
Net deferred tax assets comprise:
Current portion	85,351	112,779	16,442
Non-current portion	77,150	69,718	10,164

	162,501	182,497	26,606

As of December 31, 2006, Yuchai was granted tax credits amounting to Rmb10,382 (US$1,514) in relation to approved research and development costs which were fully utilized against current income taxes. In addition, Yuchai was granted tax credits of Rmb6,899 (US$1,006) in 2006 relating to the purchase of certain domestic equipment. According to the relevant laws and regulations in the PRC, the amount of these credits entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary for the year compared to the income tax expense of the subsidiary in the year immediately prior to the year the credit was approved. The Company also has Rmb43,535 of available credits relating to the purchase of certain domestic equipment carried over from prior years

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets of the Group will not be realized. Management considered that it is more likely than not that available tax credits totaling Rmb27,102 (US$3,951) relating to the purchase of domestic equipment cannot be fully utilized as the amount entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary compared to the income tax expense of the subsidiary in the year prior to the year the credit was approved. Based on management’s forecast of future taxable income and of related tax to be paid for each of the years through 2010, management believes that it is more likely than not that credits approved in 2005 of Rmb27,102 will expire unused.

F–29

As at December 31, 2006, Yuchai has credits for PRC tax purposes of Rmb50,434 (US$7,353) which are available to offset future taxable income, if any. Tax credits of Rmb7,711, Rmb27,102 and Rmb15,621 expire in 2008, 2009 and 2010, respectively if not utilized.

As at December 31, 2006 certain subsidiaries of the Company had net operating loss carry forwards for PRC income tax purposes of Rmb26,727 (US$3,897), which are available to offset future taxable income, if any. Net operating loss carry forwards Rmb20,155, Rmb4,824 and Rmb1,748 will expire if unused in 2009, 2010 and 2011, respectively. One of the subsidiaries has been loss making since its commencement of operations in 2004 and management deems it more likely than not that the deferred tax asset relating to the net operating loss of this entity in the amount of Rmb1,954 will not be realizable. In addition, management has concluded that all other deferred tax assets of this subsidiary in the amount of Rmb9,683 are also not likely to be realized. A total valuation allowance of Rmb11,637 has been provided for the above net operating loss carry over and other deferred tax assets as at December 31, 2006.

F–30

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

9	Trade accounts receivable, net

Trade accounts receivable, net comprise:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Trade accounts receivable	606,644	517,130	75,393
Less: Allowance for doubtful accounts	69,047	90,365	13,174

	537,597	426,765	62,219
Bills receivable	641,256	1,054,153	153,687

	1,178,853	1,480,918	215,906

An analysis of the allowance for doubtful accounts for 2004, 2005 and 2006 is as follows:

	December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	94,423	107,457	69,047	10,066
Add:
Charge to consolidated statements of operations	13,034	25,587	21,582	3,146
Less:
Written off	—	63,997	264	38

Balance at end of year	107,457	69,047	90,365	13,174

At December 31, 2005 and 2006, gross trade accounts receivable due from a major customer, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”), were Rmb161,930 and Rmb121,336 (US$17,690), respectively. See Note 33 for further discussion of business concentration risk.

As of December 31, 2006, no trade accounts receivable was pledged as security under loan arrangements (see Note 18(a)).

F–31

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

10	Amounts due from/to related parties

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Amounts due from:
GYMEC	146,222	—	—
SHC & subsidiaries	19,764	54,987	8,017
YMLC & subsidiaries	—	96,547	14,076
Others	67,202	6,978	1,017

Due within one year	233,188	158,512	23,110

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Amounts due to:
SHC & subsidiaries	—	64,761	9,442
YMLC & subsidiaries	—	3,863	563
HLMS	—	9,287	1,354
Others	75,186	—	—

Due within one year	75,186	77,911	11,359

Related parties include Guangxi Yuchai Mechanical and Electronics Company (“GYMEC”), Hong Leong Management Services Pte Limited (“HLMS”), TCL, HLGE, YMLC, State Holding Company (“SHC”) and their subsidiaries and affiliates. At December 31, 2006, the amounts due from/to related parties are unsecured, interest free and arose principally from transactions as disclosed in Note 27. All amounts due from/to related parties are payable on demand.

In June 2006, YMLC and State Holding Company entered into an agreement with Yuchai to enable Yuchai and its subsidiaries to settle the amounts due from/to YMLC, State Holding Company and their subsidiaries on a net basis, i.e. the balance due from/to YMLC, State Holding Company, their subsidiaries and affiliates as of December 31, 2005 and in 2006 were offset for settlement purposes only.

F–32

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

11	Loans to customers, net

Loans to customers, net refers to the designated loans lent by YEGCL through financial institutions to customers. The terms of the loan agreements were designated by the Group. The financial institutions assist the Group to release the principal to the borrowers and collect the repayment on behalf of the Group without bearing the risk of default by customers, if any. The loans carried interest rates ranged from 5.31% to 7.49% and are repayable in installments within one year. The loans are secured and guaranteed by independent third parties.

12	Inventories

Inventories are comprised of:

	December 31
	2005	2006	2006
	Rmb	Rmb	US$
Raw materials	1,029,023	1,058,619	154,338
Work in progress	66,326	24,251	3,536
Finished goods	573,086	482,313	70,317

	1,668,435	1,565,183	228,191

13	Other receivables, net

Other receivables, net comprise:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
VAT recoverable	87,891	66,005	9,623
Staff loans	18,075	6,602	963
Staff advances	5,434	4,803	700
Amounts due under guarantee contracts, net (see (Note 24(d))	2,004	15,189	2,214
Land deposit	5,000	5,000	729
Interest receivable	—	19,658	2,866
Others	17,248	22,812	3,326

	135,652	140,069	20,421

F–33

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

14	Property, plant and equipment, net

Property, plant and equipment, net comprise:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Buildings, including leasehold improvements	709,643	854,241	124,541
Machinery and equipment	1,800,640	2,119,912	309,066
Office furniture, fittings and equipment	36,309	97,342	14,192

	2,546,592	3,071,495	447,799
Less: Accumulated depreciation and amortization	1,105,880	1,276,090	186,044

Property, plant and equipment, net	1,440,712	1,795,405	261,755

F–34

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

14	Property, plant and equipment, net (continued)

Loss on disposal of property, plant and equipment for the years ended December 31, 2004, 2005 and 2006 is included in “Selling, general and administrative expenses” as follows:

	December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Loss on disposal of property, plant and equipment	12,998	10,474	1,598	233

F–35

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

15	Construction in progress

Construction in progress comprises capital expenditures and capitalized interest charges relating to the following construction of facilities and assembly lines projects as follows:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Diesel engine production line and facilities projects	282,900	172,278	25,117
Factories auxiliary facilities	95,230	47,680	6,951
Second foundry	26,047	8,704	1,269
Others	52,575	59,897	8,733

	456,752	288,559	42,070

16	Lease prepayments

Summary of lease prepayments follows:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Gross payments for land use rights	96,877	155,596	22,685
Less: amounts charged to expense	27,549	30,652	4,469

Lease prepayments	69,328	124,944	18,216

The land on which the Group’s buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land. Lease prepayment represents those amounts paid for land use rights to the PRC government. The prepayments are are charged ratably to expense over the term of the land use agreement. In the event that land use rights are sold or transferred, the remaining balance of the prepayment is derecognized and any resulting gain or loss is recorded. Lease prepayments charged to expense were Rmb3,449, Rmb3,339 and Rmb3,328 (US$485) for the years ended December 31, 2004, 2005 and 2006, respectively.

F–36

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

17	Investments

(a)	Investments as of December 31, 2005 and 2006 are summarized as follows:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Investments in affiliated companies under the equity method	184,693	508,246	74,098
Other investments in debt and equity securities of affiliated companies (see Note 17 (e))	6,355	640,192	93,335

	191,048	1,148,438	167,433

(b)	Investments in affiliated companies accounted for using the equity method as of December 31, 2005 and 2006 are as follows:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Listed:
TCL (see Note (i))	184,095	385,583	56,215
HLGE (see Note (ii))	—	117,360	17,110
Unlisted:
Others (see Note (iii))	598	5,303	773

	184,693	508,246	74,098

Notes:

(i)

The Company acquired 264,000,000 shares and 17,795,664 shares of TCL’s ordinary shares on March 23, 2005 and September 5, 2005, representing 14.99% and 1.00% interests of the enlarged share capital of TCL at a consideration of Singapore dollars (“S$”) 30,880,000 (Rmb152,133) and S$1,400,000 (Rmb6,890) respectively. As a result, the Company held a 15.99% equity interest in TCL as of December 31, 2005. Among the 17,795,664 ordinary shares purchased in September 2005, 6,715,196 ordinary shares held by the Company as of December 31, 2005 are subject to a call option which is exercisable by certain members of the Thakral family (“Thakral Family Members”), who are stockholders of TCL.

F–37

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

17	Investments (continued)

(b)	Investments in affiliated companies accounted for using the equity method as of December 31, 2005 and 2006 are as follows: (continued)

Notes: (continued)

The option was granted only to Thakral Family Members by the participating creditors in connection with a scheme of arrangement dated October 24, 2001 in relation to TCL sanctioned by the High Court of Singapore on November 2, 2001 (“the Scheme”). The option price payable per TCL share under the call option is S$0.25 plus an interest of Singapore Interbank offer rate plus 0.5% from March 27, 2002 until the completion of the sale and purchase of the shares pursuant to an exercise of the call option. Management assessed the value of the options and determined that it was insignificant. The Thakral Family Members did not exercise the call option, which expired on March 26, 2006.

In February 2006, the Company acquired an additional 3.37% interest in TCL and S$52,933,440 principal amount of convertible bonds of TCL pursuant to a rights issue by TCL for an aggregate cash consideration of S$49.4 million (Rmb243,230). The total purchase consideration has been allocated to the ordinary shares, the bond host instrument and the embedded conversion option based on their respective fair values of S$7 million (Rmb34,626), S$33.3 million (Rmb163,924) and S$9.1 million (Rmb44,680). The Company has separately accounted for the conversion option as an embedded derivative instrument subject to fair value adjustment through earnings. The remaining host instrument of the convertible bonds has been accounted for as an available-for-sale debt security through August 2006, at which time the Company exercised its option and converted the bonds into 529,334,400 ordinary shares of TCL.

Immediately prior to the conversion, the fair value of the bond host instrument had increased by S$3.3 million (Rmb20,942), which was reclassified from “Accumulated other comprehensive income/(loss)” and included as a part of the cost of the additional equity interest in TCL acquired as a result of the conversion. The decrease in fair value of the embedded conversion option of S$1.2 million (Rmb5,662) has been recorded as a charge to the consolidated statement of operations. The fair value of the embedded conversion option immediately prior to the conversion of S$7.9 million (Rmb39,984) has also been included in the cost of the additional interest in TCL. The conversion resulted in CYI increasing its interest in TCL by a further 17.25%. As of December 31, 2006, the Company’s equity interest in TCL was 36.61%.

As of December 31, 2005 and 2006, the Company’s carrying value of its equity method investments in TCL exceeded its underlying equity in TCL’s net assets by S$0.2 million (Rmb926) and S$12.8 million (Rmb64,897), respectively, primarily related to the differences between the fair value and book value of certain assets of TCL, which are being amortized over the remaining useful lives of the underlying assets (average of 21 years).

The fair value, based on the quoted market price, of the TCL shares held by the Company was S$80.9 million (Rmb427,489) as of December 31, 2006.

F–38

(ii)

On February 3, 2006, the Company acquired a portfolio of debt and equity securities of HLGE for an aggregate purchase consideration of approximately S$132 million (Rmb653,178) from several unrelated parties. The portfolio consisted of:

•	191,413,465 ordinary shares, representing 29.13% of the total issued and outstanding ordinary shares of HLGE;

•	S$129,428,256 in principal amount of secured bonds (“the Secured Bonds”);

•	15,376,318 Series A mandatorily redeemable convertible preference shares of par value S$0.01 each (“RCPS A”); and

•	107,634,237 Series B redeemable convertible preference shares of par value S$0.01 each (RCPS B).

With the investments in the ordinary shares of HLGE, the Company is able to exercise significant influence over the operating and financing policies of HLGE. The investment in the ordinary shares of HLGE has been accounted for under the equity method.

The Secured Bonds have been accounted for as available-for-sale securities.

The Secured Bonds mature in March 2010, and the interest payable on the bonds is calculated based on the actual net cashflows derived from the assets on which the bonds are secured by.

The RCPS A are mandatorily redeemable by HLGE and are more akin to a debt instrument. As such, the conversion option is not clearly and closely related to the host instrument and is therefore accounted for separately as an embedded derivative instrument, subject to the fair value adjustment through earnings. The RCPS A host instrument, other than the embedded conversion option, has been accounted for as an available-for-sale debt security.

RCPS A is redeemable upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of RCPS A. Any outstanding RCPS A will be mandatorily redeemed in March 2015. RCPS A can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of the RCPS A any time prior to March 2015.

The RCPS B are neither mandatorily redeemable nor redeemable at the option of the Company and are akin to an equity instrument. The embedded conversion option is deemed to be clearly and closely related to the host instrument and as the RCPS B’s fair value is not readily determinable, the instrument in its entirety has been accounted for under the cost method.

RCPS B is redeemable upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of RCPS B. RCPS B which are not redeemed prior to March 2010, shall be mandatorily converted to ordinary share at the conversion ratio of 1:1 in March 2010. RCPS B can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of the RCPS B any time prior to March 2010.

The aggregate purchase consideration of S$132 million was allocated to the above instruments based on their respective fair values as follows:

Fair value
S$’000
Secured bonds	109,543
RCPS A	1,948
RCPS A-Embedded equity derivatives	137
RCPS B	7,221
Ordinary shares	12,766

131,615

In June and December of 2006, HLGE partially redeemed a portion of RCPS A and RCPS B as required by the terms of the preference share agreement as a result of the disposals of certain assets. The proceeds from the partial redemptions amounted to S$2.4 million (Rmb11,907), resulting in a gain of S$1.7 million (Rmb8,907).

On February 28, 2006, HLGE announced a proposed renounceable rights issue of zero coupon unsecured non-convertible bonds due 2009 (the “New Bonds”) and non-redeemable convertible cumulative preference shares in the capital of HLGE (the “NCCPS”) to raise funds for the purpose of redeeming existing Secured Bonds and for working capital purposes. On July 4, 2006, in connection with the rights issue, the Company was allotted 196,201,374 of NCCPS and S$130,800,917 in principal amount of the New Bonds at a total consideration of S$135 million (Rmb677,010). In conjunction with the allotment, the Secured Bonds were redeemed at their principal value of S$129.4 million.

At the date of settlement, the fair value of the newly acquired NCCPS and New Bonds was S$8 million and S$109.3 million, respectively, the sum of which exceeded the aggregate of the S$5.3 million cash payment by the Company and the fair value of the Secured Bonds of S$109 million, resulting in a net gain of approximately S$3 million. The gain primarily related to an unrealized gain of S$2.3 million (Rmb19,550) immediately prior to the redemption of the Secured Bonds, which had been included in “Accumulated other comprehensive income/ (loss)” and was reclassified and included in “Other income, net” upon redemption.

The New Bonds have been accounted for as available-for-sale debt securities. The investment in NCCPS, which does not have a readily determinable fair value, was accounted for using the cost method. On November 15, 2006, the Company exercised its right to convert all of its 196,201,374 NCCPS into 196,201,374 new ordinary shares of HLGE. As a result of the conversion of the NCCPS, the Company’s interest in HLGE has increased to 45.42% of the total issued and outstanding ordinary shares of HLGE.

As of December 31, 2006, the Company’s carrying value of its equity method investments in HLGE exceeded its underlying equity in HLGE’s net assets by S$29.3 million (Rmb148,043), primarily related to the differences between the fair value and book value of the certain assets and liabilities of HLGE, which will be amortized over the respective periods consistent with the manner in which the underlying assets and liabilities are depreciated or otherwise accreted to HLGE’s earnings, as adjustments to the Company’s share of earnings and loss of HLGE.

The fair value, based on the quoted market price, of the HLGE ordinary shares held by the Company was S$32.9 million (Rmb166,400) as of December 31, 2006.

(iii)

Represents the Company’s interests in certain entities in the PRC in which the Company has the ability to exercise significant influence in its financial and operating policy decisions, but do not have the controlling financial interests.

F–39

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

17	Investments (continued)

(c)

Summarized consolidated financial information regarding TCL as of December 31, 2005 and 2006, and for the period from March 23, 2005 to December 31, 2005, and the year ended December 31, 2006, is as follows:

	December 31, 2005	December 31, 2006	December 31, 2006
	Rmb	Rmb	US$
Financial position

Current assets	932,008	979,767	142,842
Property, plant and equipment, net	173,266	113,457	16,541
Other assets	453,327	369,498	53,870

Total assets	1,558,601	1,462,722	213,253

Current liabilities	337,971	139,208	20,295
Long term debt	32,076	65,497	9,549
Other non-current liabilities	1,034	—	—

Total liabilities	371,081	204,705	29,844
Minority interests	30,416	27,256	3,974

Stockholders’ equity	1,157,104	1,230,761	179,435

Total liabilities, minority interests and stockholders’ equity	1,558,601	1,462,722	213,253

F–40

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

17	Investments (continued)

(c)	Summarized consolidated financial information regarding TCL for the year ended December 31, 2006 and for the period from March 23, 2005 to December 31, 2005 is as follows:

	Period from March 23, 2005 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2006
	Rmb	Rmb	US$
Statement of operations
Net Sales	1,641,439	1,225,028	178,599

Gross profit	133,192	62,796	9,155
Operating loss	(57,969)	(93,064)	(13,568)
Income tax credit/(expense)	(6,086)	9,089	1,325

Loss before minority interest	(38,206)	(88,337)	(12,879)
Minority interests in income of consolidated subsidiaries	6,232	4,997	729

Net loss	(31,974)	(83,340)	(12,150)

The Company’s equity in loss of TCL	(5,982)	(23,923)	(3,488)

The Company’s equity in losses of TCL, net of nil tax, is determined as follows:

		Year ended December 31, 2006
		Rmb
—	Based on the respective equity interest during different periods of the year	(24,448)
—	Adjustment to account for the basis difference	525

		(23,923)

F–41

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

17	Investments (continued)

(d)	Summarized consolidated financial information regarding HLGE as of December 31, 2006, and for the period from February 3, 2006 to December 31, 2006, is as follows:

	December 31, 2006	December 31, 2006
	Rmb	US$
Financial position

Current assets	390,522	56,935
Property, plant and equipment, net	376,901	54,949
Other assets	127,863	18,641

Total assets	895,286	130,525

Current liabilities	112,372	16,383
Non-current liabilities	850,692	124,024

Total liabilities	963,064	140,407

Stockholders’ deficit	(67,778)	(9,882)

Total liabilities and stockholders’ deficit	895,286	130,525

F–42

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

17	Investments (continued)

(d)	Summarized consolidated financial information regarding HLGE as of December 31, 2006 and for the period from February 3, 2006 to December 31, 2006 is as follows: (continued)

	Period from February 3, 2006 to December 31, 2006	Period from February 3, 2006 to December 31, 2006
	Rmb	US$
Statement of operations
Net Sales	163,968	23,905
Gross profit	91,928	13,402
Operating profit	16,542	2,412
Income tax expense	(6,215)	(906)

Income before minority interest	10,327	1,506

Loss from continuing operations	(21,674)	(3,160)
Income from discontinued operations	44,213	6,446

Net Income	22,539	3,286

The Company’s equity in income of HLGE	1,395	203

The Company’s equity in income of HLGE, net of nil tax, is determined as follows:

Period from February 3, 2006 to December 31, 2006
Rmb
— Based on the respective equity interest during the different periods of the year	6,865

— Adjustment to amount for the basis difference	(5,470)

1,395

F–43

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

17	Investments (continued)

(e)	Other investments as of December 31, 2006 described above are summarized as follows:

	2005	2006	2006
	Rmb	Rmb	US$
Available for sale securities, at fair value:

Unsecured bonds	—	589,637	85,964

RCPS A	—	10,646	1,552

Embedded derivatives	—	1,505	219

Investment securities, at cost:

Unquoted equity securities	6,355	6,355	927

RCPS B	—	32,049	4,673

	6,355	640,192	93,335

Initial fair value, gross unrealized holding gain, gross unrealized holding losses, and period-end fair value of available-for-sale securities as of December 31, 2006, were as follows:

	Initial fair value	Gross unrealized holding gains	Gross unrealized holding (losses)	Carrying value (Fair value)
	RMB	RMB	RMB	RMB
Unsecured bonds of HLGE	534,930	54,707	—	589,637

RCPS A of HLGE	8,513	2,133	—	10,646

	543,443	56,840	—	600,283

The fair values of available-for-sale securities are estimated using the discounted cash flow methodology.

Maturities of securities classified as available-for-sale were as follows as of December 31, 2006:

	Initial fair value	Carrying value (Fair value)
	Rmb	Rmb
Due after one year through five years	534,930	589,637
Due after five years through ten years	8,513	10,646

F–44

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

18	Bank debt

(a)	Short-term bank loans

Short-term bank loans are denominated in Renminbi as follows:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Renminbi denominated loans	812,835	806,506	117,581
Singapore dollars denominated loans	—	202,628	29,542

	812,835	1,009,134	147,123

The weighted average interest rate of short-term bank loans at December 31, 2005 and 2006 was 5.52% and 4.05% per annum, respectively.

As of December 31, 2005, short-term bank loans of Rmb42,835, were secured by the pledge of certain Yuchai’s trade accounts receivable (see Note 9). The amount was fully repaid in 2006.

As of December 31, 2006, short-term bank loans consist of unsecured loans of Rmb512,628 (US$74,737) and unsecured bonds of Rmb496,506 (US$72,386).

(b)	Long-term bank loans

Long-term bank loans comprise:

	Interest rate at December 31, 2006	December 31,
		2005	2006	2006
	(per annum)	Rmb	Rmb	US$
Renminbi denominated loans (unless stated):
— due in 2006	4.94% - 5.49%	100,000	—	—
— due in 2007	5.85%	50,000	—	—
— due in 2008 (US$ denominated loans; multi-currency)	3.83% - 4.01%	—	575,454	83,897
— due in 2010	5.85%	—	100,000	14,579

Total long-term bank loans outstanding		150,000	675,454	98,476
Less: Amounts due within one year included under current liabilities		100,000	—	—

Amounts due after one year		50,000	675,454	98,476

All long-term bank loans are unsecured and have carrying values that approximate their fair values as of December 31, 2005 and 2006.

Notes:

(a)	Total bank facilities of Rmb585,653 (US$75,000) and Rmb305,376 (S$60 million) based on historical PBOC exchange rate of 7.8087 and 5.0896 respectively as at 29 December 2006).

F–45

(b)	US$50.0m credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“Sumitomo”):

On September 7, 2005, in order to fund its business expansion plans, the Company entered into a revolving credit facility agreement with Sumitomo with a committed aggregate value of US$50.0 million for a three years duration. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120,000 and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. At all times during the year ended December 31, 2006, the Company was in compliance with these financial covenants. The Company has also undertaken to make available to Sumitomo, within 180 days after the end of its financial year (beginning with financial year 2005), copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2006 and 2007 audited consolidated accounts has been received from Sumitomo granting an extension of time until July 18, 2008 and September 30, 2008 respectively.

(c)	US$25.0 million credit facility with Bank of Tokyo-Mitsubishi:

On March 23, 2005, in furtherance of its business expansion plans, the Company entered into a revolving credit facility agreement with the Bank of Tokyo-Mitsubishi with a committed aggregate value of US$25.0 million for a three years duration. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120,000 and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. At all times during the year ended December 31, 2006, the Company was in compliance with these financial covenants.

(d)	S$60.0 million credit facility with Oversea-Chinese Banking Corporation Limited (“OCBC”):

On January 26, 2006, in furtherance of its acquisitions and business expansion plans, the Company entered into a revolving credit facility agreement with OCBC with a committed aggregate value of S$60.0 million for a period of 18 months. Among other terms, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not being less than US$120,000, and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. At all times during the year ended December 31, 2006, the Company was in compliance with these financial covenants.”

F–46

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

19	Convertible debt

On February 23, 2005, the Company issued US$25,000 (Rmb206,913) in principal amount of convertible debt on a private placement basis. The convertible debt bears an interest rate of 2% per annum and mature in 2012, unless redeemed earlier in accordance with the terms of the convertible debt. The convertible debt was converted to 1,927,673 ordinary shares on June 3, 2005, thereby increasing the Company’s issued and outstanding shares from 35,340,000 ordinary shares to 37,267,673 ordinary shares.

20	Accrued expenses and other liabilities

Accrued expenses and other liabilities comprise:

	December 31,
	2005	2006	2006
	Rmb	Rmb	US$
Deposits from customers	96,936	57,577	8,394
Staff welfare payable (see Note (i))	15,041	15,041	2,193
Accrued product warranty (see Note 21)	142,126	163,701	23,866
Wages payable	107,130	127,382	18,571
Management bonus payable	8,158	15,035	2,192
Payable for construction in progress	39,330	49,147	7,165
Accrued research and development expenses	24,952	26,947	3,929
Accrued advertising expense	3,817	4,165	607
Accrued legal fee and other professional fees	5,050	3,421	499
Accrued expenses for litigation and guarantees (see Notes 24(c) and (d))	18,921	7,849	1,144
Individual income tax withholding	10,250	3,890	567
Accrued sales discount	45,741	59,769	8,714
Accrued interest	—	2,749	401
Other payables	8,014	20,764	3,027
Accrued retirement benefits	5,747	5,747	838
Other accruals and liabilities	80,494	76,166	11,105

	611,707	639,350	93,212

Note (i):	Staff welfare payable is determined by Yuchai’s Board of Directors. The payable can be applied towards the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories and staff welfare facilities.

F–47

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

21	Accrued product warranty

An analysis of the accrued product warranty for 2004, 2005 and 2006 is as follows:

	December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	101,215	126,114	142,126	20,721
Allowance charged to consolidated statements of operations	190,205	179,184	200,892	29,288
Less: Amounts utilized	(165,306)	(163,172)	(179,317)	(26,143)

Balance at end of year	126,114	142,126	163,701	23,866

22 Statutory reserves
The Company’s attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2006 is as follows:
	December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Statutory general reserve (see Note (ii))

Balance at January 1	156,111	170,041	170,280	24,825
Transfer from retained earnings	13,930	239	1,000	146

Balance at December 31	170,041	170,280	171,280	24,971

Statutory public welfare fund (see Note (iii))

Balance at January 1	48,103	70,482	70,600	10,293
Transfer from retained earnings	22,379	118	—	—

Balance at December 31	70,482	70,600	70,600	10,293

General surplus reserve

Balance at January 1 and December 31	25,706	25,706	25,706	3,748

Total	266,229	266,586	267,586	39,012

F–48

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

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

(iii)

Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to stockholders. Since January 1, 2006, in accordance with the amended Company’s policy, the contribution to the fund ceased. The fund balance as at December 31, 2005 was carried forward to the statutory reserves in 2006.

23	Commitments

At December 31, 2006, Yuchai had the following commitments:

	December 31,
	2006	2006
	Rmb	US$
Authorized and contracted for:

Improvement to existing production facilities	126,961	18,510

F–49

The Group has several non-cancellable operating leases, primarily for offices and warehouses that expire over the next four years. These leases generally contain renewal options for periods ranging from one year to four years.

Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2006 are:

	Rmb	US$
2007	4,355	635
2008	2,106	307
2009	1,157	169
2010	480	70
2011	—	—

	8,098	1,181

Rental expense for operating leases is included in “Selling, general and administrative expenses” as follows:

	December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Rental expense	9,232	8,726	10,113	1,474

F–50

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

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

China adopted its Environmental Protection Law in 1989, and the State Council and the State Environmental Protection Agency promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. The PRC emission standard equivalent to Euro III is expected to be implemented progressively throughout China from 2008. Yuchai believes it will be able to comply with the new standard.

In addition, the manufacture and sales of EURO 0 and Euro I engines in major urban area became unlawful after August 31, 2004. After that date, the engines equipped with EURO 0 and Euro I engines cannot be sold and used in major urban area.

Yuchai is subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring Yuchai to cease or improve upon certain activities causing environmental damage. Due to the nature of its business, Yuchai produces certain amounts of waste water, gas, and solid waste materials during the course of our production. Yuchai believes its environmental protection facilities and systems are adequate for it to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

(c)	Dispute with Bank of China

In 2003, the Yulin Branch of Bank of China (“BOC”) initiated legal proceedings to recover Rmb6,603 (US$963) from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to the BOC in 1993 to secure a loan of US$550 to Great Wall Machinery Plant (“Great Wall”). At trial, a Yulin court ruled that if Great Wall could not pay the loan, Yuchai would be liable to pay the guaranteed sum to the BOC. Yuchai appealed unsuccessfully.

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

In 2005 and 2006, there were no new developments in this case.

F–51

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

24	Contingencies (continued)

(d)	Guarantees

YEGCL provides guarantees of loans granted by commercial banks in the PRC to unrelated third-party individuals who have obtained the loans to purchase automobiles equipped with diesel engines produced by Yuchai. During the years ended December 31, 2004, 2005 and 2006, YEGCL guaranteed borrowings of Rmb7,422, Rmb153,538 and Rmb88,991 (US$12,974), respectively. YEGCL did not issue any such guarantees prior to 2004. The guarantees cover the entire principal amount of the loan, which generally has a term of one to two years with equal monthly or quarterly installment payments by the borrower. The guarantees are secured by cash deposits from the individual to YEGCL and by the automobile. In the event of defaults on payment, YEGCL would be required under its guarantee to make payments to the banks on behalf of the borrowers.

In return for issuing the guarantee, YEGCL receives a premium fee ranging from 2% to 8% of the loan amount for the years ending December 31, 2005 and 2006, respectively, which is considered to be the fair value of YEGCL’s guarantee at its inception and is recorded as a liability in accordance with the provisions of FIN 45. The Group received Rmb239, Rmb4,268 and Rmb4,250 (US$620) of premium fees in 2004, 2005 and 2006, respectively, which are included in “Accrued expenses and other liabilities” and recognized as revenue on a straight line basis over the terms of the respective guarantee. Guarantee fee recognized as revenue in 2004, 2005 and 2006 amounted to Rmb14, Rmb1,167 and Rmb4,718 (US$688), respectively. As of December 31, 2004, 2005 and 2006, deferred guarantee fee revenue amounted to Rmb224, Rmb3,326 and Rmb2,858 (US$417), respectively.

Subsequent to initial measurement and recognition of the liability for YEGCL’s obligations under with these loan guarantees, management evaluates YEGCL’s guarantee portfolio and accounts for potential loss contingencies associated with the guarantees based on the estimated losses resulting from known and expected defaults. Each guarantee is secured by a cash deposit from the borrower and a security interest in the automobile purchased by the borrower. As of December 31, 2005 and 2006, YEGCL had gross receivables of Rmb3,257 and Rmb26,896 (US$3,921), respectively, relating to payments made by YEGCL to the banks in conjunction with loans that had been defaulted and to be recovered from the individual borrowers. YEGCL recorded a bad debt allowance in the amount of Rmb1,253 and Rmb12,467 (US$1,818) at December 31, 2005 and 2006 respectively. The net receivable amount of Rmb2,004 (US$249) and Rmb15,189 (US$2,214), is included in “Other receivables” in the accompanying consolidated balance sheets (See Note 13).

As of December 31, 2005 and 2006, the maximum potential amount future undiscounted payments YEGCL could be required to make under the guarantees was Rmb134,235 and Rmb132,345 (US$19,295), respectively. YEGCL held cash deposits of Rmb6,904 and Rmb12,389 as of December 31, 2005 and 2006 and security interests in automobiles with an aggregate initial purchase value of Rmb242,216 and Rmb431,781 as of December 31, 2005 and 2006, respectively. If, in the event of default the cash deposits and the amount of recoveries, if any, from repossession of the automobiles may not entirely mitigate YEGCL’s losses then, YEGCL accumulates the total expected risk against the total expected recoverable amount and provides for any expected shortfall. Accordingly, management recorded an accrual for potential losses associated with the guarantees in the amount of Rmb12,318 and Rmb2,611 (US$381) as of December 31, 2005 and 2006, respectively, included in “Accrued expenses and other liabilities”.

An analysis of reserves for potential losses associated with the guarantees including amounts paid to banks in connection with guarantees issued by YEGCL is as follows:

	December 31
	2005	2006	2006
	Rmb	Rmb	US$
Balance at beginning of year	—	13,571	1,979
Charged to consolidated statements of operations	13,571	1,507	220

Balance at end of year	13,571	15,078	2,199

Balance allocated to:
Allowance for uncollectible other receivables	1,253	12,467	1,818
Potential losses associated with the guarantees	12,318	2,611	381

	13,571	15,078	2,199

(e)	Outstanding bank bills discounted

As of December 31, 2006, outstanding bills receivable discounted with banks for which the Group has retained a recourse obligation totaled Rmb1,848,438 (US$269,487). Management has assessed the fair value of the recourse obligation arising from these discounted bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.

(f)	Outstanding letters of credit

As of December 31, 2006, the Group issued irrevocable letters of credit totaled Rmb34,769 (US$5,069).

(g)	Other outstanding litigation

In addition to the matters disclosed in Note 24(c), the Group is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

F–52

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

25	Dispute with State Holding Company

The Company has from time to time in the period up to 2006 encountered difficulties in obtaining the cooperation of the State Holding Company, and its former Chairman, Mr. Wang Jianming, in the daily management and operation of Yuchai, including obtaining payments of the Company’s share of the final 2001 dividend declared in August 2002. Mr. Wang Jianming ceased to serve as the Chairman, legal representative and chief executive officer of Yuchai, as well as the Chairman and legal representative of the State Holding Company, the principal Chinese shareholder of Yuchai with effect from October 28, 2005. The new Chairman and legal representative of these companies is Mr. Yan Ping whose appointment was confirmed on December 2, 2005.

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

On April 7, 2005, the Company entered into a Reorganization Agreement (“Reorganization Agreement”) with Yuchai and Coomber in furtherance of the terms of the July 2003 Agreement, and the terms of this agreement were acknowledged and agreed to by the State Holding Company. The Reorganization Agreement was extended to December 31, 2006 by way of the Reorganization Agreement Amendment No.1 dated December 2, 2005 and then extended to June 30, 2007 by way of the Reorganization Agreement Amendment No.2 dated November 30, 2006. The Reorganization Agreement Amendments No.1 and No.2 were similarly acknowledged and agreed to by the State Holding Company.

On June 30, 2007, the Company entered into the Cooperation Agreement with Yuchai, Coomber and the State Holding Company. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates the terms of the Reorganization Agreement. The Reorganization Agreement was terminated on June 30, 2007. The Cooperation Agreement provides that the parties will explore new business opportunities and ventures for the growth and expansion of Yuchai’s existing businesses. Although the parties to the Cooperation Agreement expect to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be consummated.

The principal terms contained in the Reorganization Agreement Amendments No.1 and No.2 and the Co-operation Agreement relating to governance related issues are being adhered to by Yuchai.

F–53

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

26	Retirement and other postretirement benefits

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by the Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2004, 2005 and 2006, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government and Beijing City Government are responsible for the entire obligations of all Yuchai and its subsidiaries’ retirees. Expenses incurred in connection with the plan were Rmb29,868, Rmb33,299 and Rmb42,254 (US$6,160), respectively, for the years ended December 31, 2004, 2005 and 2006.

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other postretirement benefits beyond the annual contributions described above.

F–54

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

27	Other related party transactions

In addition to the loans to YMLC and interest income from (as discussed in Note 5), the Group has undertaken other significant business transactions with related parties during the three years ended December 31, 2006. The following is a summary of these transactions:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Sales of trucks from customers to Guangxi Yuchai Mechanical and Electronics Company (“GYMEC”) (see Note (i))	753	—	—	—
Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (see Note (ii))	3,784	7,646	20,923	3,050

Sales of raw materials to YMLC (see Note (ii))	—	—	65,729	9,583
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (see Note (ii))	(142,829)	(235,329)	(377,129)	(54,982)
Purchase of raw materials and supplies from YMLC (see Note (iii))	—	(60,756)	(201,802)	(29,421)
Purchase of trucks from YMLC (see Note (iii))	(95,391)	(77,324)	—	—
Processing fee to YMLC (see Note (iv))	(12,329)	(44,407)	(13,604)	(1,983)
Delivery expense charged by a subsidiary of YMLC (see Note (iv))	(65,468)	(126,028)	(90,840)	(13,244)
General and administrative expenses
— charged by State Holding Company (see Note (v))	(21,180)	(25,931)	(19,821)	(2,890)
— charged by HLA	(4,142)	(4,035)	(4,061)	(592)
— charged by an affiliate of HLA (see Note (vi))	—	(30,765)	(9,654)	(1,408)

F–55

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

27	Other related party transactions (continued)

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Gain on disposal of land use rights to a subsidiary of State Holding Company (See Note (vii))	—	2,533	1,841	268

Notes:

(i)	Sales of diesel trucks to GYMEC

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

(ii)	Sale and purchase of raw materials, supplies, scraps and diesel engines to/from State Holding Company, its subsidiaries and affiliates.

Certain subsidiaries and affiliates of State Holding Company have acted as suppliers of raw materials and supplies to the Company and certain subsidiaries of State Holding Company have acted as sales agents of the Group. The State Holding Company also purchased scraps from the Group. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

F–56

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

27	Other related party transactions (continued)

Notes: (continued)

(iii)	Purchase of raw materials, supplies and trucks from YMLC

From July 2004 to April 2006, subsidiaries of YMMC engaged in the sale of trucks which were mainly supplied by and purchased from YMLC. YMLC has also become a supplier of raw materials and supplies to the Group since 2005. Management considers that these transactions were entered into in the normal course of business. In April 2006, the above procurement and distribution arrangement between GYMCL and YMLC was stopped and YMLC sold the remaining inventory and some ancillary fixed assets back to YMMC.

(iv)	Processing fee and delivery expense charged by YMLC and its subsidiaries

The fee is for the packaging and delivery of spare parts charged by YMLC, which were recorded in “Cost of goods sold” and “Selling, general and administrative expenses” respectively. Management considers that these transactions were entered into in the normal course of business and these transactions continued on normal commercial terms until April 2006 when YMLC ceased operation.

(v)	General and administrative expenses

State Holding Company charges Yuchai for certain general and administrative expenses in respect of rental of certain office premises, property management services rendered by State Holding Company. The expenses are charged to Yuchai and its subsidiaries by State Holding Company on an actual incurred basis. Management believes that the expenses charged to Yuchai by State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same amount.

(vi)	Service fee to an affiliate of HLA

The fee was paid to Hong Leong Management Services Pte Ltd., an affiliate of HLA. Service fee includes Rmb9,654 (US$1,211) in relation to the consultancy services performed for the acquisition of interests in TCL during 2005 and HLGE in 2006 . The remaining amounts were mainly in relation to securing additional credit facilities and entering into the Reorganization Agreement. The transactions were approved by the Board of Directors. Management considers that the transactions were entered into in the normal course of business.

(vii)	Gain on disposal of land use rights to a subsidiary of State Holding Company

The Group has disposed of certain land use rights with net book value of Rmb1,047 and Rmb552 (US$81) to a subsidiary of SHC for a consideration of Rmb3,580 and Rmb2,393 (US$349) in the years ended December 31, 2005 and 2006 respectively.

F–57

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

27	Other related party transactions (continued)

Notes:	(continued)

(viii)	Amounts due from/to related parties

Amounts due from/to related parties arise mainly from the transactions as stated above.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

(ix)	Amounts due to the holding company

Amounts due to the holding company comprise mainly general and administrative expenses charged by the holding company in relation to the management, financial planning and control and other services provided to Yuchai. The balance is unsecured, interest free and repayable on demand.

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

The Company’s operating segments are Yuchai, HLGE and TCL for the year ended December 31, 2006. The Company’s operating segments were Yuchai, HLGE and TCL for the year ended December 31, 2005. Prior to the purchase of TCL, the Company’s only operating segment was Yuchai.

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

Following is the segment information for the years ended December 31, 2005 and 2006:

	2004	2005		2006
	Yuchai	Yuchai	TCL	Yuchai	TCL	HLGE
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Segment revenue from external customers	5,582,095	5,816,740	—	6,920,528	—	—
Interest revenue	3,286	21,744	—	47,124	—	—
Interest expense	31,757	70,527	—	117,491	—	—
Depreciation and amortization	132,789	144,672	—	146,188	—	—
Equity in losses of affiliates		50	—	80	—	—
Segment profit / (loss)	753,854	30,179	(5,982)	294,782	(23,923)	1,395
Significant non-cash items:
— Provision for uncollectible loans to a related party	—	202,950	—	—	—	—
— Bad debt expense	13,034	25,587	—	16,358	—	—
— Provision for inventory write-down	9,546	15,990	—	89,404	—	—
— Provision / (write back) for losses on guarantees	—	12,318	—	(7,410)	—	—

Segment assets	5,268,660	6,235,585	184,095	6,479,886	385,583	117,360
Total expenditures for additions to long-lived assets	552,902	515,359	—	323,781	—	—

F–58

Reconciliation of segment information to the consolidated financial statements for the years ended December 2004, 2005 and 2006.

	2004	2005	2006
	Rmb	Rmb	Rmb
Total segment profit	773, 571	24,197	272,254

Service fee to an affiliate of HLA (see Note 27)	—	(30,765)	(9,654)
Other corporate general and administrative expenses	(19,717)	(18,522)	(59,205)

Consolidated income/(loss) before income taxes and minority interests	753,854	(25,090)	203,395

Total segment assets	5,268,660	6,419,680	6,982,828
Corporate cash and cash equivalents	108,514	247,332	100,990
Other corporate assets	7,074	12,618	877,539

Consolidated total assets	5,384,248	6,679,630	7,961,357

F-59

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

28	Segment information (continued)

Revenues from external customers by product category are summarized as follows:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Revenues, net
4F Light-Duty Diesel Engines	—	—	264,335	38,538
4108 Light-Duty Diesel Engines	325,242	634,532	941,657	137,286
4110 Light-Duty Diesel Engines	544,297	595,239	644,116	93,907
4112 Light-Duty Diesel Engines	314,453	321,548	372,423	54,296
6105 Medium-Duty Diesel Engines	1,143,535	1,744,953	1,705,399	248,633
6108 Medium-Duty Diesel Engines	1,372,073	809,054	991,190	144,507
6112 Heavy-Duty Diesel Engines	1,203,558	785,236	725,288	105,741
6113 Heavy-Duty Diesel Engines	97,368	192,850	365,717	53,319
Diesel Engine Parts	446,135	488,414	875,453	127,634
Others *	135,434	244,914	34,950	5,095

	5,582,095	5,816,740	6,920,528	1,008,956

*	Others mainly represent the revenues earned through sales of motor vehicle chassis and power generators, and from guarantee fees.

29	Foreign currency exchange

The Renminbi is not fully convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions is the rate of exchange quoted by the PBOC which are determined largely by supply and demand.

Foreign currency payments, including the remittance of earnings outside of the PRC, must be arranged through banks authorized to conduct foreign exchange business.

30	Distribution of profits

The Group’s sources of cash flow are its share of the dividends, if any, paid by Yuchai, HLGE and TCL to the Company. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to its stockholders it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves as discussed in Note 22. Such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, the dividends may be converted into foreign currency and remitted in accordance with relevant PRC laws, regulations and policies and to the extent permitted by PRC market conditions. Dividends of Yuchai are determined based on distributable profits reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP. No similar provisions were imposed with respect to dividends by TCL and HLGE.

Under the Companies Act of 1981 of Bermuda (as amended), the Company’s contributed surplus is available for distribution to stockholders.

F–60

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

31	Derivative instrument and hedging activities

For the periods presented, the Company and its subsidiaries did not enter into transactions with respect to derivative instruments. The Company and its subsidiaries do not hedge risk exposures or speculate using derivative instruments.

32	Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, short term amounts due from related parties, prepaid expenses, other receivables, short-term bank loans, current instalments of long-term bank loans, trade accounts payable, amount due to the holding company and amounts due to related parties approximates their fair value because of the short maturity of these instruments. It was not practicable for management to estimate the fair value of its equity investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation is considered excessive in relation to the significance of the equity investments to the Group. Management does not believe the carrying value of the equity investments will be significantly different from its fair value. Management estimated the fair value of its equity investments by obtaining an independent valuation of the investments by a professional valuer.

The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

33	Significant concentrations and risks

(a)	Customer concentration

Substantially all of the Group’s customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Years ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Liuzhou Dongfeng Automobile (see Note (i))	830,018	385,049	453,090	66,057
Hubei Dongfeng Automobile (see Note (ii))	344,910	333,452	238,400	34,757

Notes:

(i):	Sales to Liuzhou Dongfeng Automobile for the year ended December 31, 2004, 2005 and 2006 was approximately 14.9%, 6.6% and 6.5% of total sales.
(ii):	Sales to Hubei Dongfeng Automobile for the year ended December 31, 2004, 2005 and 2006 was approximately 6.2%, 5.7% and 3.4% of total sales.

F–61

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

33	Significant concentrations and risks (continued)

All the above customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2005 and 2006, approximately 13% and 22% of gross trade accounts receivable, respectively, were due from these customers. Management considers its relationships with these major customers to be good; however, the loss of one or more of the Group’s major customers would have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

(b)	Nature of operations

During periods of economic expansion, the demand of trucks, construction machinery and other application of diesel engines generally increases. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of Chinese economy will affect the Group’s business and prospects by a significant degree.

(c)	Transactions involving Yuchai’s Chinese shareholders

Although the Company has proper legal ownership over and a controlling financial interest of 76.41% interest in Yuchai, the Company has from time to time encountered difficulties in obtaining the cooperation of the State Holding Company and Coomber. As part of the terms of the Reorganization Agreement as described in Note 25, Yuchai and State Holding Company acknowledged and reaffirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s board of directors. However, no assurance can be given that disagreements or difficulties with Yuchai’s management of State Holding Company and Coomber will not recur. In addition, as described in Note 5, Yuchai has entered into transactions that involved the Chinese Shareholders that have resulted in losses. No assurance can be given that future transactions involving the State Holding Company, Coomber and their related parties will be conducted on an arm-length basis or otherwise be beneficial to the Company. Consequently, such disagreements, or difficulties and transactions involving State Holding Company, Coomber and their related parties could have a material adverse impact on the Company’s consolidated financial position, operating results and cash flows.

On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and the State Holding Company. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates the terms of the Reorganization Agreement. The Reorganization Agreement was scheduled to terminate on June 30, 2007.

The Cooperation Agreement provides that the parties will explore new business opportunities and ventures for the growth and expansion of Yuchai’s existing businesses. Although the parties to the Cooperation Agreement expect to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be consummated.

(d)	Cash and cash equivalents

Cash and cash equivalents denominated in various currencies are held in bank accounts in the following countries:

	December 31
	2005	2005	2006	2006
	Rmb PRC	Rmb Singapore	Rmb PRC	Rmb Singapore
Rmb	488,863	—	644,944	—
USD	—	245,814	—	99,506
SGD	—	1,518	—	1,483

	488,863	247,332	644,944	100,989

F–62

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

34	Subsequent events

(a)	New joint ventures

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Co., Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. The location of the proposed joint venture was to be at Tiantai, Zhejiang Province in China. Yuchai was to be the largest shareholder followed by Geely as the second largest shareholder. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province. The joint venture companies (“JV Cos”) will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. The main product is a 4D2.0L diesel engine and the technology for this new diesel engine will be purchased by the JV Cos from Geely subject to certain specified design technology standards being met. The total design production capacity of both JV Cos will be 300,000 diesel units, with each JV Co starting with a capacity for 50,000 diesel engine units and then adding capacity to reach 150,000 units annually. Yuchai will be the controlling shareholder with 52% with Geely and Yinlun holding 30% and 18% shareholding respectively in both JV Cos.

(b)	Purchase of Guangxi Yulin Hotel Company Ltd

During 2004, Yuchai granted loans of Rmb 205 million to YMLC, a subsidiary of Coomber, with an interest rate of 5.58% for one year. The loans were guaranteed by Coomber and the State Holding Company as guarantors (together, the “Guarantors”). The loans were repaid in 2005 and were subsequently re-loaned with a maturity date of June 1, 2007 and further extended to May 30, 2008. In July 2007, Yuchai’s Board of Director’s agreed in principle to a proposal by the State Holding Company to settle the amount due from YMLC, along with various other amounts receivable from YMLC (collectively, the “receivables”), by forgiving the receivables in exchange for the transfer of ownership of a hotel in Yulin, PRC and YMLC’s central office building in Guilin, PRC. Yuchai has, pursuant to a share transfer contract acquired all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) for Rmb 245.6 million in repayment of the Rmb 205 million loan. The balance of the consideration payable for the purchase of Yulin Hotel Company will be offset against certain trade receivables due from YMLC, the Guarantors and other related parties. The acquisition by Yuchai of Yulin Hotel Company was ratified by the Board of Directors of Yuchai and its shareholders subject to the original shareholders of Yulin Hotel Company obtaining approval for the transaction from the regulatory agency in China by November 30, 2008. If such approval from the regulatory agency in China is not obtained by November 30, 2008, Yuchai has the right to sell to the State Holding Company, who shall be obligated to buy, 100% of the equity in Yulin Hotel Company at the original purchase price of Rmb 245.6 million as set out in the share transfer contract. In the event that Yuchai elects to exercise this option and should the State Holding Company be unable to pay the entire purchase price of Rmb 245.6 million, whether in cash or in kind, the Company may have to make a provision for such amount as necessary. This condition is contained in the guarantee letter provided by the original shareholders of Yulin Hotel Company. As a result of the acquisition of 100% equity of Yulin Hotel Company, the loan agreements with YMLC have been terminated and the guarantees provided by the Guarantors have been discharged.

F–63

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (CONTINUED)

(Rmb and US$ amounts expressed in thousands, except per share data)

34	Subsequent events (continued)

(c)	Co-operation Agreement

On June 30, 2007, the Company entered into the Cooperation Agreement with Yuchai, Coomber and the State Holding Company. The Cooperation Agreement amended certain terms of the Reorganization Agreement, as amended, and as so amended, incorporated the terms of the Reorganization Agreement. The Reorganization Agreement was scheduled to terminate on June 30, 2007.

The Cooperation Agreement provides that the parties will explore new business opportunities and ventures for the growth and expansion of Yuchai’s existing businesses. Pursuant to the amendments to the Reorganization Agreement, the Company agreed that the restructuring and spin-off of Yuchai would not be pursued, recognizing the understandings that were reached between the Company and the State Holding Company to jointly undertake efforts to expand the business of Yuchai, the Company would not seek to recover the anti-dilution fee of US$20 million from Yuchai.

(d)	Multi-currency Revolving Credit Facility

On March 20, 2008, the Company entered into a new facility agreement with the Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore branch to re-finance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$21.5 million with a one year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120,000,000 and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

(e)	Issuance of Bonds

The Yuchai bonds amounting to Rmb497,000 (US$72,500) matured on March 9, 2007 and have since been refinanced with short-term loans from three local banks which are interest bearing at 5.022% per annum and are repayable on demand. On April 18, 2007, Yuchai issued the second tranche of short term bonds of Rmb650.0 million (US$94.8 million) under approval given by PBOC on May 30, 2006 and the funds were used to pay off the short term loans from three local banks. The bonds were issued at discount and an amount totaling Rmb637.0 million was received by Yuchai. The bonds matured on January 18, 2008.

F–64