Form 20-F
period 2007-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2009-01-30
CIK 932695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to
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
     As of December 31, 2007, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.
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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐
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
Yes ☐                    No ☐

CHINA YUCHAI INTERNATIONAL LIMITED

Certain Definitions and Supplemental Information
     All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollars,” “dollars,” “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to Singapore dollars, the legal tender of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollars at the rate of Rmb 6.8346 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on December 31, 2008 and (ii) from Singapore dollar to US dollars at the rate of S$1.4377 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into US dollars at rates specified herein or any other rate.
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
     As of December 31, 2007, 37,267,673 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 37,267,673. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 37,267,673 for 2007. As of December 31, 2008, 37,267,673 shares of our Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding.
Cautionary Statements with Respect to Forward-Looking Statements
We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2008 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:
•	political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth, inflation and the availability of credit, particularly to the extent such current or future conditions and policies affect the truck and diesel engine industries and markets in China, our diesel engine customers, the demand, sales volume and sales prices for our diesel engines and our levels of accounts receivable;

•	the effects of unfavourable economic and market conditions and the current volatility in stock markets around the world adversely impacting the entire financial industry and capital markets resulting in a worldwide economic slowdown, on our business, operating results and growth rates;

•	the effects of competition in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of existing material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivable;

•	our dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	our ability to successfully manufacture and sell our 4108, 4110, 4110Q, 4112, 4F, 4G, 6105, 6108, 6112, 6L/6M (formerly referred to as 6113) heavy-duty diesel engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of inflation on our financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development — Reorganization Agreement”) (See “Item 4. Information on the Company — History and Development — Cooperation Agreement”);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•	the effects of China’s political, economic and social conditions on our financial condition, results of operations, business or prospects;

•	the effects of uncertainties in the Chinese legal system, which could limit the legal protection available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•	the effects of adverse economic conditions in consumer spending patterns and its impact on the demand for the TCL group’s consumer electronics products;

•	the ability of TCL to obtain shareholders and regulatory approvals for, and successfully implement, its announced strategy of repositioning its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region;

•	the effects of our disagreement with the other major shareholders of TCL over the running of TCL group’s operations and its proposed change in its strategy from consumer electronics to real estate and related infrastructure investment in the pan-Asian region;

•	the effects of changes to the international, regional and economic climate and market conditions in countries where the HLGE group’s hospitality operations are located, as well as related global economic trends that adversely impact the travel and tourism industries;

•	the outbreak of communicable diseases, such as the Avian flu, if not contained, and its potential effects on the operations of the HLGE group and its business in the hospitality industry; and

•	the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.
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
     Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2007, we had a 34.42% interest in the outstanding ordinary shares of TCL and a 45.39% interest in the outstanding ordinary shares of HLGE. As of December 31, 2008, our interest in the outstanding ordinary shares of TCL and HLGE remained unchanged. For further information on the Company’s investments in TCL and HLGE, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan”.
     The selected consolidated balance sheet data as of December 31, 2006 and 2007 and the selected consolidated statement of operations data and selected consolidated statement of cash flows data set forth below for the years ended December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements included in this Annual Report. Our selected consolidated balance sheet data set forth below as of December 31, 2003, 2004 and 2005 and selected consolidated statement of operations data and selected consolidated statement of cash flows data for the years ended December 31, 2003 and 2004 are derived from our audited consolidated financial statements not included in this Annual Report.

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)

	(in thousands except earnings per share)

Selected Consolidated Statement of Operations Data:
Revenues, net	4,569,950	5,582,095	5,816,740	6,920,528	9,556,303	1,398,224
Gross profit	1,377,156	1,575,209	1,143,383	1,272,121	1,944,718	284,540
Research and development costs	(94,594)	(136,960)	(123,793)	(167,653)	(153,146)	(22,407)
Provision for uncollectible loans to a related party	—	—	(202,950)	—	—	—
Operating income	721,411	779,929	26,020	304,479	841,556	123,132
Other income/(expense), net	(881)	5,682	25,449	38,856	53,554	7,836
Equity in income/(loss), net of affiliates	—	—	(6,032)	(22,449)	14,048	2,055
Earnings / (loss) before income taxes and minority interests	696,906	753,854	(25,090)	203,395	783,914	114,698
Income taxes	(112,924)	(105,165)	(10,148)	(30,466)	(68,518)	(10,025)
Income / (loss) before minority interests	583,982	648,689	(35,238)	172,929	715,396	104,673
Minority interests in (income) / losses of consolidated subsidiaries	(145,800)	(157,292)	2,947	(61,645)	(189,927)	(27,789)
Net income / (loss)	438,182	491,397	(32,291)	111,284	525,469	76,884
Basic and diluted earnings / (loss) per common share	12.40	13.90	(0.89)	2.99	14.10	2.06
Weighted average number of shares	35,340	35,340	36,460	37,268	37,268	37,268

	As of December 31,
	2003	2004	2005	2006	2007	2007
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)

	(in thousands)
Selected Consolidated Balance Sheet Data:
Working capital(2)	1,031,830	1,402,226	823,324	457,449	1,028,732	150,518
Property, plant and equipment, net	735,641	1,158,931	1,440,712	1,795,405	2,158,246	315,782
Trade accounts and bills receivable, net	849,611	875,565	1,178,853	1,480,918	3,107,785	454,714
Short-term bank loans	240,000	430,000	812,835	1,009,134	819,164	119,855
Trade accounts payable	731,966	1,089,717	1,800,443	2,132,798	2,509,962	367,243

	As of December 31,
	2003	2004	2005	2006	2007	2007
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)

	(in thousands)
Total assets	4,033,632	5,384,248	6,679,630	7,961,357	9,579,184	1,401,572
Long-term bank loans, excluding current installments	—	100,000	50,000	675,454	767,929	112,359
Minority interests	544,526	724,311	654,687	693,296	849,527	124,299
Total stockholders’ equity	1,991,687	2,483,084	2,566,263	2,728,399	3,294,465	482,027

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)

	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	1,075,274	589,608	234,770	634,146	84,554	12,371
Capital expenditures(3)	372,775	552,902	515,359	323,781	265,258	38,811

(1)	The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 6.8346 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on December 31, 2008 or any other date. The rate quoted by the People’s Bank of China at the close of business on December 31, 2007 was Rmb 7.3046 = US$1.00. The Renminbi has appreciated against the U.S. dollar since December 31, 2007.

(2)	Current assets less current liabilities.

(3)	Purchase of property, plant and equipment and payment for construction in progress.
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
     The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

	Dividend paid by the Company	Dividend paid/declared by Yuchai
	to its shareholders	to the Company(1)
Period	(per share)	(in thousands)
2003	US$2.08	Rmb 61,433 (US$7,422)
2004	Nil	Rmb 231,309 (US$27,906)(2)
2005	US$0.39	Rmb 72,282 (US$9,039)(3)
2006	US$0.02 (4)	Rmb 72,284 (US$9,598) (5)
2007	US$0.10(6)	Rmb 108,313 (US$15,811) (7)
2008	US$0.10(8)	Not yet declared

(1)	Dividends paid by Yuchai to us, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in US dollars (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for 2003, 2004, 2005, 2006 and 2007, the exchange rate used was Rmb 8.2767 = US$1.00, Rmb 8.2765 = US$1.00, Rmb 7.9967 = US$1.00, Rmb 7.5310 = US$1.00 and Rmb 6.8357 = US$1.00, respectively.

(2)	The dividend declared for 2004 by Yuchai was paid to us in 2005 following the execution of the Reorganization Agreement (as defined in “Item 4. Information on the Company—History and Development—Reorganization Agreement”).

(3)	On June 26, 2006, Yuchai declared a dividend to all shareholders in respect of the fiscal year ended December 31, 2005 and the amount attributable to the Company was Rmb 72.3 million. We received this dividend on July 28, 2006.

(4)	On December 4, 2006, we declared an interim dividend to all shareholders in respect of the fiscal year ended December 31, 2006. This dividend was paid to the shareholders on December 28, 2006.

(5)	The dividend declared for 2006 by Yuchai was paid to us on September 17, 2007.

(6)	On September 28, 2007, we declared a second interim dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2006. This dividend was paid to the shareholders on October 24, 2007.

(7)	The dividend declared for 2007 by Yuchai was paid to us on August 22, 2008.

(8)	On August 25, 2008, we declared an interim dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2007. This dividend was paid to the shareholders on September 19, 2008.
Historical Exchange Rate Information
     On December 31, 2007, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 7.2946 = US$1.00. On December 31, 2008, the noon buying rate was Rmb 6.8225 = US$1.00.
     The following tables set forth certain information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rate(1)
	(Rmb per US$1.00)
Period	High	Low

December 2007	7.4120	7.2946
January 2008	7.2946	7.1818
February 2008	7.1973	7.1100
March 2008	7.1075	7.0105
April 2008	7.0185	6.9840
May 2008	7.0000	6.9377
June 2008	6.9633	6.8591
July 2008	6.8632	6.8104
August 2008	6.8705	6.7800
September 2008	6.8510	6.7810
October 2008	6.8521	6.8171
November 2008	6.8373	6.8220
December 2008	6.8842	6.8225

	Noon Buying Rate(1)
	(Rmb per US$1.00)
Period	Period End	Average(2)	High	Low
2002	8.2800	8.2772	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1734	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008 (through December 31, 2008)	6.8225	6.9193	7.2946	6.7800

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of 2007 was Rmb 7.3046, compared with Rmb 7.5806 for the noon buying rate (average) for the year ended December 31, 2007. The PBOC rate at the end of 2008 was Rmb 6.8346, compared with Rmb 6.9193 for the noon buying rate (average) for the year ended December 31, 2008.

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.
Risk Factors
Risks relating to our shares and share ownership
Our controlling shareholder’s interests may differ from those of our other shareholders.
     Our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 7,913,769, or 21.2%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.0% of the outstanding shares of our Common Stock and is, and has since August 2002 been, the registered holder of the special share. Hong Leong Asia also owns, and has since May 2005 owned, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 0.2% of the outstanding shares of our Common Stock. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte Ltd., or Hong Leong Investment, group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our bye-laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders.
     As described above, HL Technology, a subsidiary of Hong Leong Asia, owns 7,831,169 shares of our Common Stock, as well as the special share. If HL Technology reduces its shareholding to less than 7,290,000 shares of our Common Stock, our Bye-Laws provide that the special share held by HL Technology will cease to carry any rights, and Hong Leong Asia may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — The Special Share.” If HL Technology sells or disposes of all of the shares of our Common Stock, we cannot determine what control arrangements will arise as a result of such sale or disposal (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our financial condition, results of operations, business, prospects or share price.
     In addition, certain of our financing arrangements have covenants requiring Hong Leong Asia to retain ownership of the special share and that we remain a principal subsidiary (as defined in such arrangements) of Hong Leong Asia. A breach of that covenant may require us to pay all outstanding amounts under those financing arrangements. There can be no assurance that we will be able to pay such amounts or obtain alternate financing.
The market price for our Common Stock may be volatile.
     In recent periods, there has been volatility in the market price for our Common Stock. The market price could fluctuate substantially in the future in response to a number of factors, including:
•	our interim operating results;

•	the availability of raw materials used in our engine production, particularly steel and cast iron;

•	the public’s reaction to our press releases and announcements and our filings with the Securities and Exchange Commission;

•	changes in financial estimates or recommendations by stock market analysts regarding us, our competitors or other companies that investors may deem comparable;

•	operating and stock price performance of our competitors or other companies that investors may deem comparable;

•	changes in general economic conditions, especially the impact of the global financial crisis on economic growth;

•	future sales of our Common Stock in the public market, or the perception that such sales could occur; or

•	the announcement by us or our competitors of a significant acquisition.
     In recent months as a result of the worldwide financial crisis, global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price.
Risks relating to our company and our business
     The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy, as well as Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy, as well as Chinese government policies affecting our business.
     Our operations and performance depend significantly on worldwide economic conditions. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand. As a result, the performance of the Chinese economy will likely affect, to a significant degree, our financial condition, results of operations, business and prospects. For example, the various austerity measures taken by the Chinese government from time to time to regulate economic growth and control inflation have in prior periods significantly weakened demand for trucks in China, and may have a similar effect in the future. In particular, austerity measures that restrict access to credit and slow the rate of fixed investment (including infrastructure development) adversely affect demand for, and production of, trucks and other commercial vehicles. Uncertainty and adverse changes in the economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.
     As widely reported, financial markets in the United States, Europe and Asia have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Weak economic conditions in our target markets, or a reduction in automobile spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and reduced unit sales. Our revenues and gross margins are based on certain levels of consumer and corporate spending. The current conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities. If our projections of these expenditures fail to materialize due to reductions in consumer or corporate spending as a result of uncertain conditions in the macroeconomic environment, our revenues and gross margins could be adversely affected. As a result of the current tightening of credit in financial markets, our customers and suppliers may experience serious cash flow problems and as a result, may modify, delay or cancel plans to purchase our products. Any inability of current and/or potential customers to pay us for our products may adversely affect our earnings and cash flow. The global financial crisis has had an adverse impact on the economic growth outlook for China with the growth in the third quarter ended September 30, 2008 falling to its lowest level in five years. As a result, the Chinese government on November 10, 2008 announced a 4 trillion yuan stimulus package to maintain economic stability and development through spending on infrastructure projects. The measures being adopted by the Chinese government to ensure continued economic growth is in the very early stages of implementation and there is no assurance that such a stimulus package will be successful in achieving its aim. Uncertainty and adverse changes in the economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments. Additionally, our stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a worldwide macroeconomic downturn. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S. and other countries. If these conditions deteriorate further or do not show improvement, we may experience material adverse impact to our business and operating results.
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

We have identified material weaknesses in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements in the future, or cause us not to be able to provide timely financial information, which may cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.
     We restated our consolidated financial statements for the year ended December 31, 2005, and reported material weaknesses in our internal control over financial reporting and concluded that as of December 31, 2005 and 2006, our disclosure controls and procedures were not effective. In addition, in connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this Annual Report, management has identified material weaknesses in our internal control over financial reporting and has concluded that as of December 31, 2007, our disclosure controls and procedures and internal control over financial reporting were not effective. Our independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007. See “Item 15 — Controls and Procedures.”
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
     Our sales are concentrated among the Dongfeng Group which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2007, sales to the Dongfeng Group accounted for 20.8% of our total net revenues, of which sales to our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 10.4%. Although we consider our relationship with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our financial condition, results of operations, business or prospects.
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
     In the medium-duty diesel engine market, our 6108 medium-duty engine, introduced in 1997, has been competing with the 6110 medium-duty engine offered by our competitors. We cannot assure you, however, that we will be able to maintain or improve our current market share or develop new markets for our medium-duty diesel engines. Based on current industry trends, although there is a perceived shift in the market demand from medium-duty engines to heavy-duty diesel engines, general credit tightening by banks may however affect this trend. In 2006, 6108 medium-duty engine sales volumes declined 53.1% compared to its sales in 2005. In 2007, however, 6108 medium-duty engine sales volumes improved approximately 41.0% compared to its sales in 2006. With the improved highway road system as a result of the Chinese government’s investment in infrastructure, truck market sales growth is trending towards heavy-duty engines.
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
     In the light-duty diesel engine market, our 4108, 4110 and 4112 light-duty engines introduced in 2000 were met with weak consumer demand due to strong competition and a high pricing structure. Yuchai’s first sales of the 4F engines occurred in March 2005. Yuchai expects growth of this new engine to strengthen over the next few years and become a significant contributor to its sales growth. Although there had been an increase in sales of our 4-Series engines from 2003 to 2007, this has been primarily due to the average selling price of the 4-Series engines being lower than the medium and heavy-duty diesel engines, thereby making the 4-Series more affordable to the buyers especially due to the credit tightening by banks in China. In 2006, the 4-Series engines continued a healthy growth of 18.5% over 2005 in unit sales amid increasing selling price pressure due to strong growth in light-duty engine truck sectors and the Chinese government’s subsidy to the agriculture sector. In 2007, the 4-Series engines had a growth of approximately 38.7% in unit sales over 2006. We cannot assure you that we will be able to continue to improve our market share for light-duty diesel engines, and we may, in the future, decide to cease production of one or more of the models we are currently producing.
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
Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.
     We have achieved consistent growth in net sales during the last five fiscal years, with net sales increasing by 19.0% from 2005 to Rmb 6,920.5 million in 2006 and 38.1% from 2006 to Rmb 9,556.3 million (US$1,398.2 million) in 2007. We cannot assure you that we can continue to increase our net sales or maintain our present level of net sales. For example, during 2005, we increased production capacity to approximately 290,000 units after the completion of our second foundry and the new 6L and 6M heavy-duty engines lines, and we may not be able to increase our net sales commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued economic growth in China. The recent global financial crisis has had an adverse impact on the economic growth outlook for China and in response, the Chinese government, on November 10, 2008 announced a 4 trillion yuan stimulus package with an aim to maintain economic stability and development through spending on infrastructure projects. There is no assurance that such a stimulus package will be sufficient or successful to ensure continued economic growth of the same levels as in previous quarters. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S. and other countries.

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
     On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province, which have, as of December 31, 2008 been duly incorporated. The joint venture companies will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. See “Item 4. Information on the Company — Products — New Products” for more information. There can be no assurance that these joint ventures will be successful or profitable.
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
     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollar. From July 20, 2005 to December 31, 2007, Renminbi appreciated about 11.9% against the US dollar, and has appreciated since then. On December 31, 2007, the PBOC rate was Rmb 7.3046 = US$1.00, and on December 31, 2008, the PBOC rate was Rmb 6.8346 = US$1.00. Since we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.
If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
     Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation. Inflation has decreased recently due to such measures and recent market and economic conditions. Inflation and an increase in energy prices generally could cause our costs for raw materials required for the production of products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs on to customers.
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
     The manufacture and sales of Euro 0 and Euro I engines in major urban areas became unlawful after August 31, 2004. After that date, the engines equipped with Euro 0 and Euro I engines are not permitted to be sold and used in major urban areas. The manufacture and sale of Euro II engines has been phased out from June 30, 2008 and the PRC emission standard equivalent to Euro III has been implemented progressively throughout China from July 1, 2008. There can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.
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
     Since the late 1990s, many Asian countries have experienced significant changes in economic conditions, including, for example, substantial depreciation in currency exchange rates, increased interest rates, reduced economic growth rates, corporate bankruptcies, volatility in the market values of shares listed on stock exchanges, decreases in foreign currency turnover and government-imposed austerity measures. To date, China’s economy has generally been affected to a lesser extent than most other major Asian countries. However, we cannot assure you that China’s economy will not suffer more serious difficulties in the future especially during this period of a global financial crisis which has resulted in a slowdown in China’s economy. Demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that adverse economic developments occur in China, our sales may decrease and our financial condition, results of operations, business or prospects could therefore suffer.
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
     Our Chinese operating subsidiary, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions,” including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account (subject to a cap approved by SAFE) to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. Furthermore, the General Affairs Department of SAFE promulgated a new circular in August 2008, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment or acquisition,with limited exceptions. As a result, we may not be able to increase the capital contribution of our operating subsidiary, Yuchai and subsequently convert such capital contribution into Renminbi for equity investment or acquisition in China.
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
Risks relating to our investments in HLGE and TCL
     As of December 31, 2007, we had a 45.39% equity interest in HLGE and a 34.42% equity interest in TCL. As of December 31, 2008, our interests in these two companies remained unchanged. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Set forth below are risks related to our equity interests in these entities.
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
•	changes to the international, regional and local economic climate and market conditions (including, but not limited to; changes to regional and local populations, changes in travel patterns and preferences, and oversupply of or reduced demand for hotel rooms that may result in reduced occupancy levels and performance for the hotels it operates);

•	changes to the political, economic, legal or social environments of the countries in which the HLGE group operates (including developments with respect to inflation, interest rates, currency fluctuations, governmental policies, real estate laws and regulations, taxation, fuel costs, expropriation, including the impact of the current global financial crisis);

•	increased threat of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists;

•	changes in laws and governmental regulations (including those relating to the operation of hotels, preparation and sale of food and beverages, occupational health and safety working conditions and laws and regulations governing its relationship with employees);

•	competition from other international, regional and independent hotel companies, some of which may have greater name recognition and financial resources than the HLGE group (including competition in relation to hotel room rates, convenience, services or amenities offered);

•	losses arising out of damage to the HLGE group’s hotels, where such losses may not be covered by the insurance policies maintained by the HLGE group;

•	increases in operating costs due to inflation, labor costs (including the impact of unionization), workers’ compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences;

•	fluctuations in foreign currencies arising from the HLGE group’s various currency exposures;

•	dependence on leisure travel and tourism;

•	the outbreak of communicable diseases, such as the Avian flu, which if not contained, could potentially adversely affect the operations of the HLGE group and its business in the hospitality industry; and

•	adverse effects of a downturn in the hospitality industry.
     The above factors may materially affect the performance of those hotels and the profitability and financial condition of the HLGE group. There can be no assurance that we will not suffer any losses arising from our investment in HLGE.
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
TCL group’s proposed new strategy of repositioning its principal business from consumer electronics distribution to real estate and related infrastructure investment in pan-Asian region may not be successful.
     TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of its core activity going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. Further to its May 2008 announcement, on December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta Limited or Venture Delta, and Grace Star Services Ltd. or Grace Star, voting against the execution of a Memorandum of Understanding (“MOU”) with Payce Consolidated Limited, to enter into transactions in connection with certain properties located in Sydney, Australia. The investment amount by TCL is to be funded through a combination of cash, the issue of new shares in TCL and options to subscribe for TCL shares, and external debt. The MOU is subject to definitive agreements being entered into as well as fulfillment of certain conditions precedent, including regulatory and shareholders’ approval, completion of satisfactory due diligence and obtaining of financing on acceptable terms. There can be no assurance that such approvals will be obtained. Even if such approvals are obtained, there is no assurance that this repositioning of TCL’s business will be successful or profitable. Any issuance of new shares by TCL will result in a dilution of our interest in TCL. We disagree with the proposed repositioning of TCL group’s business and on September 2, 2008, through our wholly owned subsidiaries, Venture Delta and Grace Star, we sent a requisition notice to TCL requisitioning for an extraordinary general meeting to remove the chairman of TCL’s Board of Directors and to appoint another director to the TCL Board. The main reasons for the requisition notice were concerns over the chairman’s continued participation and contribution at both the board and company level and seeking additional representation on the TCL Board as the current composition of the Board of Directors did not accurately represent TCL’s shareholding structure. Neither resolution was passed at the extraordinary general meeting. We are currently considering our options in relation to our investment in the TCL group. There can be no assurance that we will not suffer any losses arising from our investment in TCL.

The TCL group’s principal business involves the distribution of third party branded and proprietary branded consumer electronic products with operations mainly in the PRC (including Hong Kong). This business is highly competitive and faces significant competition from other renowned brands.
     The TCL group faces intense competition from a large number of established companies and emerging companies in the consumer electronics market and it expects this competition to continue or even intensify as the consumer electronics market evolves.
     The consumer electronic markets in which the TCL group operates are characterized by frequent product introductions, short product life cycles, aggressive pricing practices and downward pressure on gross margins. Many of the TCL group’s current and potential competitors have substantially greater resources including financial, manufacturing, marketing and distribution resources. Some of the TCL group’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases.
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
Both the HLGE group and the TCL group may need to raise additional capital.
     The HLGE group will likely require funds for its core businesses and to invest in future growth opportunities whereas the TCL group will likely require funds to implement its proposed new strategy, if the relevant approvals are obtained. There is no assurance that either the HLGE group or the TCL group would be able to generate sufficient internal funds to finance such endeavors. Accordingly, the HLGE group and/or the TCL group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE or TCL may dilute our equity interests in HLGE and TCL, respectively. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain additional financing where such financing is required on acceptable terms, will adversely affect the HLGE group’s and/or the TCL group’s business, financial performance and financial position and the HLGE group’s and/or the TCL group’s ability to pursue its growth plans.
The HLGE group may be unable to raise sufficient funds to pay their debt obligations to us.
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

ITEM 4. INFORMATION ON THE COMPANY.
History and Development
The Company
     China Yuchai International Limited is a Bermuda holding company established on April 29, 1993 to own a controlling interest in Yuchai. We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. We operate as an exempt company limited by shares under The Companies Act 1981 of Bermuda. Our principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581. Our telephone number is (+65) 6220-8411. Our transfer agent and registrar in the United States is BNY Mellon Shareowner Services. On March 7, 2008, we registered a branch office of the Company in Singapore.
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
     We provide certain management, financial planning and other services to Yuchai and, as of December 1, 2008, have seconded six employees to key management positions to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.
     To our knowledge, since January 2007, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor, have we made any public takeover offers in respect of the shares of other companies.
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
     In March 2005, we acquired a 15.0% interest in the then capital of TCL through our wholly-owned subsidiary, Venture Delta. We have since increased our shareholding in TCL through various transactions, and as of December 31, 2007, we had a 34.42% interest in the outstanding ordinary shares of TCL.
     As part of the business expansion and diversification plan, in February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis Limited, or Venture Lewis. We have since increased our shareholding in HLGE following the conversion of the preference shares held by Grace Star into ordinary shares of HLGE, and as of December 31, 2007, we had an interest of 45.39% of the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”
     We have seven directly wholly-owned subsidiaries which hold investments in Yuchai, HLGE and TCL, as described below:
•	Through our 76.4% interest in Yuchai, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market;

•	As of December 31, 2008, we had a 45.39% equity interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia; and

•	As of December 31, 2008, we had a 34.42% equity interest in TCL as a result of issuance of additional ordinary shares by TCL pursuant to the exercise of options and convertible securities. As of December 31, 2007, we had a 34.42% interest in

TCL. The TCL group primarily conducts distribution of consumer electronic products with operations mainly in the PRC (including Hong Kong). TCL also has other business activities relating to contract manufacturing, property development and investment in the PRC.
     HLGE and TCL are each listed on the Main Board of the Singapore Exchange Securities Trading Limited.
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
     In February 2005, in order to finance the acquisition of shares and bonds of TCL and HLGE, as well as other strategic acquisitions which we may consider from time to time as part of our business diversification strategy, we issued $25.0 million in principal amount of convertible bonds due 2012 in a private placement. Upon the conversion of the convertible bonds by the bondholders, we issued 1,927,673 shares of our Common Stock in June 2005.
Yuchai
     Yuchai is a diesel engine manufacturer in China and also produces diesel power generators and diesel engine parts. Yuchai is located in Yulin City, Guangxi Zhuang Autonomous Region in southern China, approximately 200 miles east of Nanning, the provincial capital. With a population of approximately 6.0 million, Yulin City, including its controlled townships, is believed to be the sixth largest city in Guangxi Zhuang Autonomous Region.
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
     As a result of this restructuring, Yuchai was incorporated as a joint stock company in July 1992 and succeeded the machinery business of Yulin Diesel. All of Yulin Diesel’s businesses, other than its machinery business, as well as certain social service related operations, assets, liabilities and employees (for example, cafeterias, cleaning and security services, a hotel and a department store), were transferred to the State Holding Company. The State Holding Company also became the majority shareholder of Yuchai through its ownership stake of approximately 104 million shares of Yuchai, or State Shares. The State Holding Company is owned by the Yulin City government. In connection with its incorporation, Yuchai also issued 7 million shares to various Chinese institutional investors, or Legal Person Shares.
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
     In November 1994, we purchased from an affiliate of China Everbright Holdings 78,015,500 Foreign Shares of Yuchai in exchange for the issuance of 7,801,550 shares of our Common Stock (after giving effect to the Stock Split), or the China Everbright Holdings Purchase. The 78,015,500 Foreign Shares of Yuchai held by Earnest Assets Limited, a subsidiary of China Everbright Holdings and China Everbright International before its sale to us had been originally issued as Legal Person Shares and State Shares and were converted to Foreign Shares, pursuant to approvals granted by MOFTEC. As a result, the Company became the owner of each of these six companies: Hong Leong Technology Systems (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd., Cathay Diesel Holdings Ltd., Goldman Sachs Guangxi Holdings (BVI) Ltd., Youngstar Holdings Limited and Earnest Assets Limited.

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
     While various amendments to Yuchai’s Articles of Association had been ratified and adopted by Yuchai, these amendments are still in the process of being approved by the Ministry of Commerce, PRC. As of December 31, 2008, the parties were continuing to seek the required approvals.
     During 2004, Yuchai granted loans of Rmb 205 million to YMCL, a subsidiary of Coomber, with an interest rate of 5.58% for one year. The loans were guaranteed by Coomber and the State Holding Company (together, the “Guarantors”). The loans were repaid in 2005 and were subsequently re-loaned with a maturity date of June 1, 2007 and further extended to May 30, 2008. In July 2007, Yuchai’s Board of Directors agreed in principle to a proposal by the State Holding Company to settle the loans due from YMCL, along with various other accounts receivable from YMCL (collectively, the “receivables”), by forgiving the receivables in exchange for the transfer of 100% of the equity ownership in a hotel in Yulin, PRC and YMCL’s central office building in Guilin, PRC. On December 25, 2007, Yuchai, pursuant to the execution of a share transfer contract with YMCL, Coomber and State Holding Company, acquired all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) for Rmb 245.6 million. In March 2008, agreements were entered into by Yuchai to effect the repayment of the Rmb 205 million loans against the purchase of 100% equity interest in Yulin Hotel Company for Rmb 245.6 million and offsetting of the balance payable against certain trade receivables due from YMCL, the Guarantors and other related parties. As a result of the acquisition of 100% equity of Yulin Hotel Company, the loan agreements with YMCL have been terminated and the guarantees provided by the Guarantors have been discharged. The acquisition by Yuchai of Yulin Hotel Company was ratified by the Board of Directors of Yuchai and its shareholders subject to the original shareholders of Yulin Hotel Company obtaining approval for the transaction from the regulatory agency in China by November 30, 2008 which was subsequently extended to June 30, 2009 by Yuchai’s Board of Directors and shareholders. If such approval from the provincial government regulatory agency in charge of state-owned assets administration in China was not obtained by June 30, 2009, Yuchai would have had the right to sell to the State Holding Company, who would have been obligated to buy, 100% of the equity interest in Yulin Hotel Company at the original purchase price of Rmb 245.6 million. This condition is contained in a guarantee letter provided by the original shareholders of Yulin Hotel Company. However, on January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of 100% equity interest in Yulin Hotel Company.
Products and Product Development—Yuchai
     The general market demand for trucks and buses has contributed to Yuchai’s significant growth since 2005, with the continued expansion of the highways and toll roads in China.
     Yuchai produces light, medium and heavy-duty diesel engines, industrial diesel engines, diesel powered generators (Genset) and engine parts.
New Products
     The 2008 Beijing Olympics has led to an early implementation of the Euro IV standard. The following are our new products:
     (I) Light-Duty Engine (4W)
     YC4W National-III and National-IV 1.2L, 4-cylinders, 4-valves, 82-64kw, 4000-4200rpm diesel engine uses DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications are in passenger cars, multi-purpose vans, power generators, light-duty special purpose machineries.
     (II) Medium-Duty Engine (6A, 6G, 6J)
     YC6A National-III 6-cylinders, 4-valves, 162-225kw, 2300rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. YC6A main applications are in medium-sized trucks, construction machines, boats, generators, and agricultural machinery.
     YC6G National-III 7.8L, 6-cylinders, 147-199kw, 2000-2200rpm diesel engine uses DELPHI electronic controlled high-pressured common-rail fuel injection technology. Its main applications are for buses and coaches of 11-12 metres in length.
     YC6J National-III 6.5L, 6-cylinders, 132-180kw, 2500rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. The engines are suitable for coaches of 8m-11m in length.

     For both the above YC6G and YC6J engines, Yuchai has also developed CNG/LPG variants, using similar major components. The main applications are found in public buses.
     (III) Heavy-Duty Engines (6K)
YC6K National-III, National-IV heavy-duty 11L-13L, 6-cylinders diesel engine is our latest product for trucks of 12 metric tons and above and for coaches exceeding 12 metres in length. YC6K is on track to begin commercial production in early 2010.
     (IV) Marine Diesel Engines (6C, 6T)
YC6C and YC6T are our latest products in marine engines and power generators. Production is scheduled for end of 2009.
     In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen Fujian province in China. The projected assembly capacity for the initial phase is approximately 30,000 engines and is expected to incur investment costs of Rmb 186.0 million (US$27.1 million) for the new factory and equipment. This new factory was expected to be ready for commercial production by the fourth quarter of 2008, however, this has now been deferred to the fourth quarter of 2009.
     On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Geely and Yinlun to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. The location of the proposed joint venture was to be at Tiantai, Zhejiang Province in China. Yuchai was to be the largest shareholder followed by Geely as the second largest shareholder. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province. The joint venture companies (“JV Cos”) will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. The main product is a 4D2.0L diesel engine and the technology for this new diesel engine will be purchased by the JV Cos from Geely subject to certain specified design technology standards being met. The total design production capacity of both JV Cos will be 300,000 diesel units, with each JV Co starting with a capacity for 50,000 diesel engine units and then adding capacity to reach 150,000 units annually. Yuchai will be the controlling shareholder with 52 percent with Geely and Yinlun holding 30 percent and 18 percent shareholding respectively in both JV Cos. As of December 31, 2008, the two JV Cos have been duly incorporated. There can be no assurance that the joint venture companies will be successful. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new diesel engine products, or successfully enter into other market segments, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”
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
Light-Duty Diesel Engines
4-Series Light-Duty Diesel Engines
     The 4-Series engines are developed to produce short-range and smaller engines for lightweight cars and trucks. Trial production of the 4-Series engines commenced in late 1999 and today, they represent at stable of reliable and high performance engines and comprise:
•	The 4110Q engines were developed primarily to compete in the light-duty diesel engine market. Sales of the 4110 engines in 2000 were weak due to strong competition, minor technical problems and a high pricing structure.

•	The 4108 engine was launched in the market in 2001 based on the 6105 and the 6108 engines. The 4108 engine is designed for light trucks and passenger vehicles and commercial production of the 4108 engine began in 2001.

•	The 4112 engine was primarily based on the 6112 engine and is designed for use in light to medium-duty cargo trucks and buses. The 4112 engine also features a low emission level that is compliant with Euro II standards. Commercial production of the 4112 engine began in late 2001.

•	The 4F/4G engine is a four-cylinder, four-stroke engine with a rated power ranging from 90 to 115 horsepower. The 4F/4G diesel engines were developed based on technologies from Germany and Japan for mini buses, trucks and passenger cars. Trial production of 4F engines commenced in mid-2004.
     Significant improvements to the technical specifications of the 4-Series engines have resulted in higher customer acceptance resulting in consistent sales since 2005. The sales have been buoyed by the growth in demand for light trucks and agricultural machinery, and the Chinese government’s increasing its financial support for the agricultural sector. Yuchai expects the continuing growth of the 4-series engines to become a significant contributor to its sales growth.
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
     Commercial production of the 6108 engine began in the third quarter of 1997, when Yuchai began offering the 6108 engine to its customers as a premium model, along-side its standard 6105 engine. Commercial production of the 6108 engine began in the third quarter of 1997, when Yuchai began offering the 6108 engine to its customers as a premium model, along-side its standard 6105 engine. Yuchai’s existing and planned production facilities for medium-duty diesel engines are designed to produce 6108 engines without major modification. The customer base for the 6108 engines is similar to that for the 6105 engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 engine had adversely affected Yuchai’s market share, through an aggressive marketing program which included brand building and enhancing corporate image, Yuchai was able to increase its unit sales of the 6108 engine. In 2004, unit sales of the 6108 engines were higher than the 6105 engines. The trend reversed in 2005 due to the introduction of the Euro III emission standard which resulted in an increase in the prices of the 6108 engine resulting in a reduction in market demand. In 2007, however, unit sales of the 6108 engine increased by approximately 41.0% over that achieved in 2006, partly due to sales to customers for end use in the construction industry.
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
Other Products
Diesel Power Generators
     Yuchai has a history of more than 40 years for producing diesel generator set, with wide application in civil, military and marine sectors. Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 12 kilowatts to 160 kilowatts. Yuchai’s diesel power generators use both the 6105 and 6108 medium-duty engines as their power source. The Genset includes an intelligent digital controlling system, remote control, group control, remote monitoring, automatic parallel operation, and automation protection against breakdown.
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

     The following table sets forth a breakdown of Yuchai’s sales by major product category for each of the three years ended December 31, 2005, 2006 and 2007, respectively:

	2005			2006			2007
		% of			% of			% of
	Revenues,	Revenues,	Units	Revenues,	Revenues,	Units	Revenues,	Revenues,	Units
	net	net	Sold	net	net	Sold	net	net	Sold
	Rmb (in thousands)			Rmb (in thousands)			Rmb (in thousands)
Diesel engines
6105	1,744,953	30.0%	69,379	1,705,399	24.6%	66,627	2,132,590	22.3%	80,567
6108	809,054	13.9%	37,560	991,190	14.3%	45,562	1,424,391	14.9%	64,248
6112	785,236	13.5%	14,788	725,288	10.5%	14,150	643,373	6.7%	12,741
6L	46,501	0.8%	782	98,060	1.4%	1,526	312,268	3.3%	5,079
6M	146,349	2.5%	3,471	267,657	3.9%	6,654	564,909	5.9%	14,296
4-Series	1,551,319	26.7%	103,598	2,222,531	32.1%	148,941	3,258,449	34.1%	206,558
Diesel power generators & others(1)	733,328	12.6%	650	910,403	13.2%	123	1,220,323	12.8%	188

	5,816,740	100.0%	230,228	6,920,528	100.0%	283,583	9,556,303	100.0%	383,677

(1)	Others mainly represent the revenues earned through sales of motor vehicle chassis and power generators, and from guarantee fees.
Production
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
     During 2005, Yuchai increased production capacity to approximately 290,000 units after the completion of the second foundry and new 6L and 6M heavy-duty engines assembly lines. In 2006 and 2007, production capacity was approximately 325,000 and 400,000 units, respectively, based on 2.5 shifts five-day week.
     The following table sets forth the breakdown of Yuchai’s production by major product category for each of the years ended December 31, 2003, 2004, 2005, 2006 and 2007.

	2003		2004		2005		2006		2007
		% of		% of		% of		% of		% of
		total		total		total		total		total
	Units	units	Units	units	Units	units	Units	units	Units	units

Diesel Engines:
6105	43,325	24.0%	55,910	24.4%	70,052	29.2%	66,439	23.9%	82,345	21.4%

6108	64,054	35.5%	62,394	27.2%	35,627	14.8%	39,057	14.1%	66,526	17.3%

6112	22,024	12.2%	27,410	12.0%	15,990	6.7%	14,358	5.2%	12,996	3.4%

6L	129	0.1%	1,444	0.6%	1,008	0.4%	1,366	0.5%	5,618	1.5%

6M	55	0.0%	1,594	0.7%	5,991	2.5%	7,331	2.6%	15,830	4.1%

4-Series	50,836	28.2%	80,458	35.1%	111,393	46.4%	149,347	53.7%	201,204	52.3%

Total	180,423	100.0%	229,210	100.0%	240,061	100.0%	277,898	100.0%	384,519	100.0%

Procurement
     Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product. The key components for 6105, 6108 and 6112 are manufactured internally.
Engine Block
     Yuchai cast and molded approximately 180,000 engine blocks in 2007 representing a large portion of its engine blocks used in production. Contingency supply comes from a long term domestic supplier.
Pump
     Yuchai/ASIMCO Components Company Limited, or Yuchai/ASIMCO, is one of Yuchai’s principal suppliers of fuel injection pumps through two of its related companies.
     Yuchai/ASIMCO is a joint venture between Yuchai and a subsidiary of Asian Strategic Investments Corporation, or ASIMCO, that invests in factories in China that produce parts and components for diesel engines. ASIMCO is a joint venture among The Pacific Alliance Group Limited, Dean Witter Capital Corporation and TCW Capital Investment Corporation. As of December 31, 2007, Yuchai had contributed Rmb 5.7 million to Yuchai/ASIMCO and owned a 8.0% interest in the common stock of Yuchai/ASIMCO.
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
     During 2000, at the State Holding Company’s initiative, Yuchai established two new companies involved in the manufacture and sale of spare parts and components for diesel engines in China. Yuchai contributed a total of Rmb 105.0 million in assets to the companies and received equity interests of 71.8% and 97.0%, respectively, in the two companies. During 2002, Yuchai increased its equity interest in Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited (now known as Guangxi Yulin Yuchai Accessories Manufacturing Company Limited), the subsidiary involved in the manufacture of spare parts, from 97.0% to 97.1% by an additional contribution of Rmb 4.3 million. The State Holding Company owns the remaining equity interests in these companies. Yuchai established these new companies to ensure access to a consistent and quality supply of spare parts and components for its diesel engines and to improve the quality of its customer service by maintaining a regular supply of these spare parts.

     In early 2003, Yuchai started a capital expenditure program to increase the production capacity of heavy-duty engines by 20,000 units per year. This expansion included a new foundry that manufactured engine blocks and cylinder heads to reduce Yuchai’s reliance on imports and thus reducing the overall cost of the product.
Research and Development
     Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed 3% of its revenue annually to continually improve the technology of its products. In addition, Yuchai plans to continue to acquire advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2007, Yuchai employed over 617 engineers, approximately 298 of whom were devoted to research and development, product enhancement and new designs while the remaining were in the production department and after sales service. In 2005, 2006 and 2007, Yuchai spent approximately Rmb 123.8 million, Rmb 167.7 million and Rmb 153.1 million (US$22.4 million) respectively, on research and development. Yuchai believes that it has been able to control to some extent the increase of research and development expenses due to the relatively low salary levels of engineers in China. The increase in research and development costs in 2006 is mainly due to higher expenditures relating to Yuchai’s engine development of Euro III and IV compliant engines. In 2007, Yuchai’s research and development efforts were focused on the development of new products such as heavy duty engines 6T and 6K and Euro V prototype products.
Future Products
     Yuchai believes that the long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.
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
     Yuchai promotes its products primarily through television commercials, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program, “User Service Month,” during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service and small gifts for end-users. In connection with this promotion, Yuchai’s customer service stations also perform routine maintenance checks and minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its more than 1,200 service stations which are able to provide emergency services to its end-users within a 40-km radius in central, eastern and southern part of China.
     Advertising expenses decreased by 59.6% to Rmb 17.2 million (US$2.5 million) in 2007 from Rmb 42.6 million in 2006 due to a change in focus to more public-relations related activities and on the quality of after-sales services. Sales commissions increased to Rmb 58.7 million (US$8.6 million) in 2007 compared to Rmb 32.2 million in 2006 due to increase in sales commissions to Yuchai’s dealers on certain types of engines and an increase in the volume of sales.
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

	2005			2006			2007
		% of			% of			% of
	Sales	Sales	Unit	Sales	Sales	Unit	Sales	Sales	Unit
	Revenue	Revenue	Sales	Revenue	Revenue	Sales	Revenue	Revenue	Sales
	Rmb			Rmb			Rmb
	(in thousands)			(in thousands)			(in thousands)

Total Domestic Sales	5,703,360	98.05%	226,073	6,893,551	99.6%	282,516	9,533,767	99.8%	382,810

Total Export Sales	113,380	1.95%	4,155	26,977	0.4%	1,067	22,536	0.2%	867

	5,816,740	100.0%	230,228	6,920,528	100.0%	283,583	9,556,303	100.0%	383,677

     Vietnam, Saudi Arabia, Taiwan, Cuba and Kazakhstan (in descending order) represented Yuchai’s top five export markets in 2005 in terms of unit sales. In 2006, the top five export markets of Yuchai (in descending order) are Vietnam, Cuba, Egypt, Algeria and Malaysia. In particular, Yuchai exported 339, 700 and 12,000 diesel engine units to Cuba in 2005, 2006 and 2007 respectively. In April 2006, Yuchai signed a memorandum of understanding with the Cuban government for the export by Yuchai of approximately 20,000 diesel engines over the next four years. Yuchai does not expect that sales pursuant to this memorandum of understanding will have a material impact on its unit production or sales revenue. In 2007, the top five export markets of Yuchai (in descending order) are Cuba, Vietnam, Russia, Egypt and Saudi Arabia.
     Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 19.8% and 21.7% of Yuchai’s total net revenues in 2005 and 2006. In 2007, the Dongfeng Group accounted for 20.8% of total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 10.4%. The Dongfeng Group is also a major competitor of Yuchai. See “— Competition.”
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
     Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade accounts receivables, Yuchai would hold shipments for delivery if customers’ credit position is not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. As of December 31, 2005, Yuchai had net trade accounts receivable of Rmb 1,178.9 million, representing 27.9% of our consolidated current assets as of the same date. As of December 31, 2006, Yuchai had net trade accounts receivable of Rmb 1,480.9 million, representing 34.3% of our consolidated current assets as of the same date. As of December 31, 2007, Yuchai had net trade accounts receivable of Rmb 3,107.8 million (US$454.7 million), representing 54.4% of our consolidated current assets as of the same date.
Customer Service
     Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of authorized service stations in China that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at each of these service stations. In addition, Yuchai also owns and operates repair training centers. Any warranty-related services or repairs will be borne by Yuchai. Other than above, all non-warranty activities will be charged to customers. Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and requires these service stations to provide on-site assistance at the customer’s place of business within 12 to 24 hours, depending on the customer’s location.
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

     In March 2004, at the State Holding Company’s initiative, Yuchai established a new company, Yuchai Express Guarantee Company Ltd, or YEGCL, which provides credit guarantee to Yuchai’s customers to purchase trucks that are mounted with Yuchai’s diesel engines. Yuchai contributed Rmb 100.0 million for the establishment of this company, in return for 76.9% of its share capital. YEGCL commenced operations in June 2004 and is currently continuing to provide service for the outstanding guarantee obligations to its existing customers until such obligations terminate but has ceased to provide new guarantees after 2006 to any new customers.
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
Competition
     The diesel engine industry in China is highly competitive. Yuchai believes, based on internal studies, that competition is based primarily on performance, quality, price and after-sales service, and secondarily on noise, size and weight. Yuchai believes that its engines have a strong reputation among truck manufacturers and consumers for leading performance and reliability. In addition, Yuchai believes that its after-sales service to end-users of Yuchai engines, conducted through a nationwide network of authorized service stations and repair training centers in China, gives Yuchai a competitive advantage over other diesel engine producers.
     Most of Yuchai’s major China domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2007, sales to the Dongfeng Group accounted for 20.8% of our total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 10.4%. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai believes that its current production capacity is adequate to meet expected higher demand from and unit sales to customers in the near future arising from the continued government spending on new highways and other infrastructure development projects in China. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.
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
     In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. Yuchai intends to continue to manufacture its 6112 heavy-duty diesel engines although there has been a decline in unit sales in 2005 and 2006 mainly due to changes in customers’ demand to light-duty diesel engines. In 2006, the sales volume of the 6112 engine was 14,150 units, 4.3% lower than the 14,788 units sold in 2005. In 2007, the sales volume of the 6112 engine was 12,741 units, approximately 10.0% lower than 2006. This trend is due to shrinking demand arising from the Chinese government’s measures to tighten the credit supply within the banking sector in China so as to minimize overheating of the economy. This situation has led to more customers’ demand for the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. In 2006 and 2007, the demand for 6112 engines was also adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend is a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichai Power Co., Ltd.) or any new entrants.

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
The HLGE group
     As of December 31, 2007 and 2008, we had a 45.39% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”
     HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.055 on December 31, 2008. The core businesses of the HLGE group are that of hospitality operations and property development.
Investment holding activities
     The HLGE group owns an investment property known as Wisma LKN in Johor Bahru, Malaysia.
Hospitality operations
     The HLGE group, through its joint venture companies, owns a number of Equatorial hotels in Shanghai, PRC, and Cameron Highlands, Malaysia, and a Copthorne hotel in Qingdao, PRC. The HLGE group also owns a serviced apartment building in Shanghai. It also manages, among other things, these hotels in Qingdao, PRC, and Cameron Highlands, Malaysia. A more detailed description of the various hotel properties is set out below:
•	Hotel Equatorial Shanghai

Hotel Equatorial Shanghai is located in the heart of Shanghai. The property has more than 500 saleable guest rooms which have all been fully refurbished over the last 18 months and a new lounge. Other facilities comprise six food and beverage outlets, ballroom space and a health club.

•	Copthorne Hotel Qingdao

The property is located in the commercial district of Qingdao. The property has approximately 450 saleable guest rooms, and has restaurants and bars, ball rooms and function rooms, entertainment facilities, offices and retail space.

•	Changning Equatorial Service Apartments

The property comprises a 16-storey building located in the downtown Shanghai. The property has approximately 125 apartment units, a self-service launderette, meeting rooms and a business centre. In September 2008, the business operation was temporarily closed for major renovations and is anticipated to re-open in June 2009.

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
The TCL group
     The TCL group is a distributor of consumer electronic products with operations mainly in the PRC (including Hong Kong). In August 2008, TCL announced that its Board of Directors had decided to cease its electronic manufacturing business as a result of a significant slowdown in demand from its major customers and rising operational costs. We had a 34.42% interest in the outstanding ordinary shares of TCL as of December 31, 2008. TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of its core activity going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. On December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta and Grace Star voting against, the execution of the MOU with Payce Consolidated Limited, to enter into transactions in connection with certain properties located in Sydney, Australia. The investment amount by TCL is to be funded through a combination of cash, the issue of new shares in TCL and options to subscribe for TCL shares, and external debt. The MOU is subject to definitive agreements being entered into as well as fulfillment of certain conditions precedent including regulatory and shareholders’ approval, completion of satisfactory due diligence and obtaining of financing on acceptable terms. There is no assurance that such approvals will be obtained. Even if such approvals are obtained, there is no assurance that this repositioning of TCL’s business will be successful or profitable. As a result of our disagreement with this new proposed strategy of TCL and the unsuccessful outcome of an extraordinary general meeting requisitioned by us which was convened on October 15, 2008, the Company is currently considering its options in relation to its investment in the TCL group.
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
Distribution network
     The TCL group has a distribution and sourcing network in its principal markets of PRC and Hong Kong.
Competition
     The consumer electronics sector in China is extremely competitive. The TCL group has a dual focus on expanding sales and controlling costs and plans to continue to widen its product and brand portfolio should opportunities arise. In May 2008, TCL announced its plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region. On December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta and Grace Star voting against, the execution of the MOU with Payce Consolidated Limited, to enter into transactions in connection with certain properties located in Sydney, Australia.
Other businesses
     The TCL group also has other business activities relating to contract manufacturing, property development and investment in the PRC.

Organizational Structure
     The following chart illustrates the organizational structure of the Company and Yuchai as of December 31, 2008 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

HLA beneficially owns 21.2% + 1 special share
Hong Leong Asia Ltd. ("HLA")
100%
100%
Yulin City Government
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100%
HL Technology Systems Pte Ltd ("HLT")
0.2%
Shah Capital Management
5.8%
100% via written trust
Tai Tak Industries Pte Ltd & Tai Tak Securities Pte Ltd
21.0% + 1 Special Share
5.2%
Publicly Held 49.8%
China Yuchai International Limited ("CYI")
18%
Coomber Investments Limited ("Coomber")
100%
Goldman Industrial Ltd. ("Goldman")
Constellation Star Holdings Limited
Hong Leong Technology Systems (BVI) Ltd
Earnest Assets Limited
Cathay Diesel Holdings Ltd.
Tsang & Ong Nominees (BVI) Ltd
Goldman Sachs Guangxi Holdings (BVI) Ltd
Youngstar Holdings Limited
Grace Star Services Ltd.
Venture Delta Limited
Holders of Legal Shares
1.5%
Guangxi Yuchai Machinery Company Limited ("Yuchai")
22.1%
100%
34.98%
71.8%
97.1%
76.9%
Xiamen Yuchai Diesel Engines Co., Ltd.
Guangxi Yulin Yuchai Accessories Manufacturing Company Limited ("GYAM")
Yuchai Machinery Monopoly Company Limited ("YMMC")
Yuchai Express Guarantee Co. Ltd ("YEGCL")
Thakral Corporation Ltd ("TCL")
2.9%
28.2%
100%
Venture Lewis Limited
100%
HL Global Enterprises Limited ("HLGE")
Guangxi Yulin Hotel Company Limited ("Yulin Hotel Company")
Zhejiang Yuchai Sanli Engine Company
Jining Yuchai Engine Company Limited
52%
52%

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
Environmental Matters
     China adopted its Environmental Protection Law in 1989, and the State Council and the State Environmental Protection Agency promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. The PRC emission standard equivalent to Euro III has been implemented progressively throughout China from July 1, 2008. Yuchai believes it will be able to comply with the new standard. See “Risk Factors—We may be adversely affected by environmental regulations.”

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
     During the fiscal years ended December 31, 2005, 2006 and 2007, our main asset has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.
Business Expansion and Diversification Plan
     Following the implementation of our business expansion and diversification plan, we have looked for new business and on an ongoing basis, continue to explore and assess new businesses opportunities to reduce our financial dependence on Yuchai.
Thakral Corporation Ltd (“TCL”)
•	The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% equity interest in TCL for a consideration of approximately S$30.9 million. In September 2005, Venture Delta acquired an additional 1.0% equity interest in TCL for a consideration of S$1.4 million. As a result, we held a 16.0% stake in TCL as of December 31, 2005.

•	In February 2006, we increased our interest in TCL to 19.4% through an acquisition by Venture Delta of ordinary shares and convertible bonds of TCL pursuant to a rights issue by TCL for an aggregate cash consideration of approximately S$49.4 million (approximately US$36.3 million). Venture Delta converted all of its TCL convertible bonds into TCL ordinary shares in August 2006 and, as a result of the conversion, triggered the mandatory conditional cash offers under The Singapore Code on Take-over and Mergers for all of the TCL ordinary shares and TCL bonds which Venture Delta did not already own, control or agree to acquire. The mandatory offers lapsed on October 20, 2006 and no securities were purchased by Venture Delta.

•	As of December 31, 2006, our interest in TCL was 36.6% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million (approximately US$60.0 million), before taking into account dividends and interest income of approximately S$1.9 million (approximately US$1.4 million), in the aggregate, earned from these investments.

•	As of December 31, 2007, our interest in TCL was 34.4% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million (approximately US$60.0 million), before taking into account dividends and interest income of approximately S$1.9 million (approximately US$1.4 million), in the aggregate, earned from these investments. On September 2, 2008, Venture Delta transferred 0.04% interest in TCL to Grace Star. As of December 31, 2008, our interest in TCL remained unchanged.

•	TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of its core activity going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. On December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta and Grace Star voting against, the execution of the MOU with Payce Consolidated Limited, to enter into transactions in connection with certain properties located in Sydney, Australia. The investment amount by TCL is to be funded through a combination of cash, the issue of new shares in TCL and options to subscribe for TCL shares, and external debt. The MOU is subject to definitive agreements being entered into as well as fulfillment of certain conditions precedent including regulatory and shareholders’ approval, completion of satisfactory due diligence and obtaining of financing on acceptable terms. There is no assurance that such approvals will be obtained. Even if such approvals are obtained, there is no assurance that this repositioning of TCL’s business will be successful or profitable. As a result of our disagreement with this new proposed strategy of TCL and the unsuccessful outcome of an extraordinary general meeting requisitioned by us which was convened on October 15, 2008, the Company is currently considering its options in relation to its investment in the TCL group. See “Item 3 — Risk Factors — Risks relating to our investments in HLGE and TCL”.

•	We continue to account for our investment in TCL using the equity method and we have continued to reflect our proportionate share of the TCL group’s results in our consolidated statement of operations since March 2005.
HL Global Enterprises Limited (formerly known as HLG Enterprise Limited) (“HLGE”)
•	In February 2006, through the following wholly-owned subsidiaries, we also acquired debt and equity securities in HLGE for an aggregate consideration of approximately S$132.0 million (approximately US$96.7 million):
(a)	Grace Star acquired
i.	191,413,465 ordinary shares representing approximately 29.1% of the total number of HLGE’s ordinary shares at that time,

ii.	15,376,318 Series A redeemable convertible preference shares in the capital of HLGE, or the Existing HLGE RCPS A. The Existing HLGE RCPS A are mandatorily redeemable by HLGE upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of Existing HLGE RCPS A. Any outstanding Existing HLGE RCPS A will be mandatorily redeemed in March 2015. The Existing HLGE RCPS A can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of Existing HLGE RCPS A at any time prior to March 2015.

iii.	107,634,237 Series B redeemable convertible preference shares in the capital of HLGE, or the Existing HLGE RCPS B (and together with the Existing HLGE RCPS A, the Existing HLGE RCPS). The Existing HLGE RCPS B are neither mandatorily redeemable nor redeemable at the option of the Company. Any Existing HLGE RCPS B, which are not redeemed prior to March 2010, are mandatorily converted to ordinary shares at the conversion ratio of 1:1 in March 2010. The Existing HLGE RCPS B are redeemable upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of Existing HLGE RCPS B. The Existing HLGE RCPS B can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of Existing HLGE RCPS B at any time prior to March 2010.
(b)	Venture Lewis acquired approximately S$129.4 million (approximately US$95.1 million) in principal amount of outstanding secured non-convertible bonds issued by HLGE, or the Existing HLGE Bonds.
•	In June and December of 2006, HLGE partially redeemed a portion of Existing HLGE RCPS A and Existing HLGE RCPS B as required by the terms of the preference share agreement as a result of the disposals of certain assets. The proceeds from the partial redemptions amounted to approximately S$2.4 million (approximately US$1.6 million) and resulted in a reduction in the number of Existing HLGE RCPS that we held from 123,010,555 to 113,159,191.

•	In July 2006, pursuant to a rights issue by HLGE, through Grace Star and Venture Lewis, respectively, we were allotted 196,201,374 non-redeemable convertible cumulative preference shares, or the New HLGE NCCPS, and S$130,800,917 in principal amount of zero coupon unsecured non-convertible bonds due 2009 in HLGE, or the New HLGE Bonds, for an aggregate consideration of approximately S$135.0 million (approximately US$99.0 million). In conjunction with the allotment, the Existing HLGE Bonds were redeemed by HLGE at their principal value of S$129.4 million. At settlement, the aggregate consideration payable by the Company to HLGE of S$134.7 million was partially offset against S$129.4 million payable by HLGE to the Company, and the balance of S$5.3 million (approximately US$3.9 million) was paid by the Company in cash.

•	In November 2006, Grace Star converted all of its 196,201,374 New HLGE NCCPS into HLGE ordinary shares resulting in an increase in its equity interest in HLGE from 29.1% to 45.42% thereby triggering the mandatory conditional cash offers under The Singapore Code on Take-over and Mergers for all the HLGE ordinary shares, the Existing HLGE RCPS and the New HLGE NCCPS which Grace Star did not already own, control or agree to acquire. The mandatory offers lapsed on December 27, 2006 and no securities were purchased by Grace Star.
•	As of December 31, 2006, we held (i) 387,614,839 HLGE ordinary shares, representing approximately 45.42% of the total number of HLGE ordinary shares; (ii) 113,159,191 Existing HLGE RCPS; and (iii) S$130,800,917 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.9 million (approximately US$100.6 million), before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million (approximately US$4.9 million) in aggregate.

•	On June 19, 2007, HLGE made a partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$17.9 million (approximately US$13.2 million) and resulted in a reduction in the principal amount of the New HLGE Bonds that we held from S$130,800,917 to S$112,886,727. The Company had engaged an independent professional valuer, to value the financial instruments acquired as at June 19, 2007 (before redemption) and as at December 31, 2007. The fair value is determined by discounting the expected payments to the valuation date using a discount rate commensurate with the risk of the payments.
•	As of December 31, 2007, we held (i) 387,614,839 HLGE ordinary shares, representing approximately 45.39% of the total number of HLGE ordinary shares; (ii) 13,957,233 Existing HLGE RCPS A; (iii) 99,201,958 Existing HLGE RCPS B; and (iv) S$112,886,727 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.5 million (approximately US$100.6 million), before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million (approximately US$4.9 million) in aggregate.

•	In April 2008, HLGE made an additional partial redemption of the Existing HLGE RCPS B. The redemption amount we received amounted to approximately S$0.98 million (approximately US$0.7 million) on April 30, 2008 and resulted in a reduction in the number of Existing HLGE RCPS that we held from 113,159,191 to 107,186,403.

•	In June 2008, HLGE made another partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$28.5 million (approximately US$20.9 million) and resulted in a reduction in the principal amount of the New HLGE Bonds that we held from S$112,886,727 to S$87,010,673.

We account for our investment in HLGE ordinary shares using the equity method and have reflected our proportionate share of the HLGE group’s results in our consolidated statement of operations since February 2006.

•	Assuming the full conversion of the Existing HLGE RCPS held by Grace Star, which would trigger the full conversion of the Existing HLGE RCPS by the other holders of the Existing HLGE RCPS, and assuming that none of the other holders of the New HLGE NCCPS convert their New HLGE NCCPS, our equity interest in HLGE would increase from 45.39% as of December 31, 2008 to 51.7%. In the event we obtain a majority of the voting equity interest in HLGE, we would likely have to consolidate HLGE in our financial statements.

•	Venture Lewis is currently in discussions with HLGE on the options available upon expiry of the new HLGE Bonds in July 2009.
See “Item 3. Key Information — Risk Factors — Risks relating to our investments in HLGE and TCL — The HLGE Group may be unable to raise sufficient funds to pay their debt obligations to us”.
Overview
     The various austerity measures taken by the Chinese government over the last decade to regulate economic growth and control inflation have at times dampened demand for trucks in China. In particular, austerity measures that restricted access to credit and slowed the rate of fixed investment (including infrastructure development) adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition in the diesel engine market, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including the Company. However, the Chinese government announced in 1998 a major initiative to boost consumer demand through investments in infrastructure projects, including the construction of highways and tollways, and also through increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines has been increasing annually since 1999 to 2007.
     With continued rapid economic growth, our net revenues in 2007 increased by 38.1% to Rmb 9,556.3 million (US$1,398.2 million) compared to Rmb 6,920.5 million in 2006. This increase was primarily a result of higher unit sales of the 4-Series light-duty diesel and industrial engines. The income before minority interests was Rmb 743.0 million (US$108.7 million) in 2007 as compared to income before minority interests of Rmb 172.9 million in 2006. Sales of the 6108 medium-duty and 6112 heavy-duty engines accounted for 14.9% and 6.7%, respectively, of the net revenues in 2007. Sales of the 6L and 6M heavy-duty diesel engines accounted for 3.3% and 5.9%, respectively, of the net revenues in 2007. Due mainly to the credit tightening by banks in China, there are more customers buying the light-duty diesel engines and industrial engines because the average selling price of these light-duty diesel and industrial engines were lower than the medium and heavy-duty engines. The overall gross margin of 20.4% for 2007 was higher than the 18.4% gross margin of 2006 mainly due to higher sales volume from higher production throughput and therefore greater economies of scale. Yuchai generated 34.1% and 32.1% of our net revenues in 2007 and 2006, respectively, from the lower margin light-duty diesel engines, and 53.1% and 54.7% of our net revenues in 2007 and 2006, respectively, from the higher margin of medium-duty and heavy-duty diesel engines.
     In 2007, we continued our efforts to control production costs and operating expenses. However, the costs and expenses related to the production of our diesel engines are not subject to significant variations which limit our ability to significantly reduce our costs and expenses. Our cost of goods sold mainly includes cost of materials consumed, factory overhead, direct labor, provision for product warranty and depreciation. We analyze our cost of goods sold based on our cost of manufacturing for each period. Cost of manufacturing for each period equals cost of goods sold for the period plus or minus the change in period and finished goods inventory. In 2007, cost of materials consumed accounted for approximately 85.4% of our total cost of manufacturing. Our selling, general and administrative, or SG&A, expenses include advertising expenses, salaries and wages, freight charges, sales commission expenses and a large number of smaller expenses. Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2007 of Yuchai was 15%. Since January 1, 2002, Yuchai is subject to tax at a rate of 15% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law.
     In 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law (“CIT law”), which became effective January 1, 2008. Under the CIT law, foreign invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The CIT law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the CIT law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with a grandfathering provision, the CIT law also provides for a graduated tax rate increase over a five-year period from an existing reduced tax rate to the uniform tax rate of 25%.
     In 2008, Yuchai has continued to fulfill the requirements to qualify for an extension to the reduced tax rate of 15% which will continue to 2010 in accordance with transitional arrangements in the CIT law. Subsequent to this, Yuchai can apply for other programs which may be available to provide a reduced rate. In the event that Yuchai is ineligible for either an extension to the existing tax rate reduction or the transitional graduated rates noted above, Yuchai would be subject to tax at a rate of 25%. For some of Yuchai’s subsidiaries that were previously subjected to tax at a rate of 33%, the rate has been lowered to 25% following the CIT law.
     The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax will be imposed on dividends paid to us, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable and corresponding deferred tax liability for profits earned post December 31, 2007.
     Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines during the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. With increasing customer acceptance of the 6112 engine in late 2001 through 2003, sales volume of the 6112 engine improved significantly. Yuchai intends to continue to manufacture its 6112 heavy-duty diesel engines although there has been a decline in unit sales in 2006 due mainly to changes in customers’ demand to light-duty diesel engines. In 2006 and 2007, the sales volume of the 6112 engine was 14,150 units and 12,741 units, which was 13.8% lower than 14,788 units in 2005 and approximately 10% lower than in 2006 respectively, due to shrinking demand arising from the Chinese government’s measures to tighten the credit supply within the banking sector in China as part of its efforts to minimize overheating of the economy. This situation has led to Yuchai’s customers buying more of the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. In 2006 and 2007, the demand for 6112 engines was also adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend is a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichai Power Co., Ltd.) or any new entrants.
     Our future financial condition and results of operations could also be adversely affected as a result of China macroeconomic policy changes by the Chinese government. The Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tightening bank lending policies and increases in bank interest rates. The market demand for diesel engines in China may be adversely affected by these measures, particularly if diesel engines are included in any specific economic sectoral caps or attempts to slow down sectoral lending. See “Item 3. Key Information — Risk Factors — Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position” and “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and global economies, as well as Chinese government policy. The recent global economic crisis is affecting both the world economy and the Chinese economy. GDP growth is forecasted to slow down to 7.5% next year despite the stimulus package proposed by the Chinese central government. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese economy, as well as Chinese government policies that de-emphasize the use of diesel engines.”

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
     In the United States, Europe and Asia, recent market and economic conditions have been extremely challenging with tighter credit conditions and slower growth. Continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the U.S. and banking system instability have contributed to increased market volatility and diminished expectations for the economy globally. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the U.S. and international markets and economies, in particular in China, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. While currently these conditions have not impaired our ability to access credit markets and finance our operations, there can be no assurance that there will not be a further deterioration in the financial markets. If these market conditions continue, they may limit our ability, and the ability of our customers, to timely replace maturing liabilities, and access the capital markets to meet liquidity needs, resulting in an adverse effect on our financial condition and results of operations. The global financial crisis has had an adverse impact on the economic growth outlook for China with third quarter growth in 2008 falling to its lowest level in five years. As a result, the Chinese government on November 10, 2008 announced a 4 trillion yuan stimulus package to maintain economic stability and development through spending on infrastructure projects. The measures being adopted by the Chinese government to ensure continued economic growth is in the very early stages of implementation and there is no assurance that such a stimulus package will be successful in achieving its aim.
     As discussed in “Item 4. Information on the Company — History and Development — Cooperation Agreement” regarding the Rmb 205 million loans granted by Yuchai to YMCL, our management was uncertain whether State Holding Company had the financial ability to purchase Yulin Hotel Company for the full contractual amount of Rmb 245.6 million. Consequently, no recovery of the previously recorded impairment loss on the loans due from YMCL has been recognized in our consolidated financial statements as of December 31, 2007. Such recovery will only be recognized in our consolidated financial statements in the period when either the approval is obtained from the provincial government regulatory agency in charge of state-owned assets administration in China for the acquisition of the 100% equity interest in Yulin Hotel Company, or we are able to resolve the uncertainty about the recovery through other means. On January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company.
Critical Accounting Policies
     The accounting policies adopted by us are more fully described in Note 3 of our consolidated financial statements appearing elsewhere herein. The preparation of financial statements in accordance with US GAAP requires our management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of our assets and liabilities, disclosures of contingent liabilities and the reported amounts of revenues and expenses.
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
     While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of judgment and estimation and therefore warrant additional attention:
•	allowances for doubtful accounts and loans receivable;

•	realization of the carrying value of inventories;

•	product warranty obligations;

•	recoverability of the carrying values of equity method investments and other investments;

•	realization of deferred tax assets;

•	impairment of long-lived assets; and

•	provision for loss contingency for guarantees granted by YEGCL.

Allowances for doubtful accounts
     Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on historical write-off experience by industry and national economic data. Management reviews its allowance for doubtful accounts monthly. In 2006, management examined the debtors ageing report and noted that there was an insignificant change in the amounts owing by one of its major customers, the Dongfeng Group. For the year ended December 31, 2007, the Dongfeng Group accounted for about 21% of the trade debtors outstanding as compared to approximately 22% as of December 31, 2006. Likewise, the top 20 non-Dongfeng Group customers had decreased their significance in our sales and accounted for about 41.8% of the gross accounts receivable at the end of 2007 from 43.3% at the end of 2006. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2007. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
     Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2007 are summarized as follows:

	December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	107,457	69,047	90,365	13,222
Add: Charge/(credit) to consolidated statements of operations	25,587	21,582	(11,008)	(1,611)
Less: Written off	(63,997)	(264)	(14,464)	(2,116)

Balance at end of year	69,047	90,365	64,893	9,495

     While trade accounts receivable increased by Rmb 1.6 billion as of December 31, 2007 as compared to 2006, allowance for doubtful accounts decreased by Rmb 25.5 million. The increase in trade accounts receivable was mainly attributable to the increase in bills receivable of Rmb 1.4 billion, for which no allowance for doubtful debts were made. There was no risk of uncollectability in respect of these amounts. There has been a significant increase in bills receivable as we largely ceased the prior practice of discounting bills due to the increase in discount rates during the year.
     We were able to better assess our collectibility estimates in 2007 with the benefit of a longer hindsight period. As a result, we determined that we should reduce our allowance for doubtful accounts by Rmb 11.0 million to reflect actual results. We will consider this historical information in the establishment of allowance methodology and assumptions in 2008 and future years. In addition, we utilized Rmb 14.5 million of the allowance made as of December 31, 2006 to write off debts that are no longer recoverable. No new provision was required in 2007 as the allowance as of December 31, 2007 is adequate based on post year-end collection information.
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
Product warranty obligations
     We accrue a liability for estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, for which we provide free repair and replacement. Warranty periods generally start from the date the vehicle is sold. Warranties extend for a duration (generally 12 months to 24 months) or mileage (generally 80,000 kilometers to 250,000 kilometers), whichever is the first achieved. Provisions for warranty are primarily determined based on historical warranty cost per unit of engine sold adjusted for specific conditions that may arise and the number of engines under warranty at each fiscal year end.

     Changes in the accrued product warranty liability for each of the years in the three-year period ended December 31, 2007 are summarized as follows:

	December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	126,114	142,126	163,701	23,952
Add: Provision charged to consolidated statements of operations	179,184	200,892	233,838	34,214
Less: Amounts utilized	(163,172)	(179,317)	(202,641)	(29,650)

Balance at end of year	142,126	163,701	194,898	28,516

     We recognized a liability for warranty at the time the product is sold and our estimate of our warranty obligations is re-evaluated on an annual basis. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated balance sheet. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last three fiscal years would impact the provision for product warranty by approximately Rmb 9.1 million (US$1.3 million).
Recoverability of carrying values of equity method investments and other investments
     We assess impairment of our investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the value of our investment is below its carrying amount and that loss in value is considered other than temporary, then an impairment charge is recognized. As of December 31, 2007, the Company’s carrying value of its equity method investments in TCL and HLGE were Rmb 387.9 million (US$56.8 million) and Rmb 112.6 million (US$16.5 million), respectively. The fair value, based on the quoted market prices, of the TCL ordinary shares and the HLGE ordinary shares held by the Company was Rmb 405.6 million (US$59.3 million) and Rmb 446.9 million (US$65.4 million), respectively, as of December 31, 2007.
     We recognize an impairment loss when the decline in fair value below the carrying value of an available-for-sale or cost-method investment is considered other than temporary. In determining whether a decline in fair value is other than temporary, we consider various factors including market price of underlying holdings when available, investment ratings, the financial conditions and near term prospect of the investee’s, the length of time and the extent to which the fair value has been less than carrying amount and the Group’s intent and ability to hold the investment for a reasonable period of time sufficient to allow for any anticipated recovery of the fair value. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for fair values of investments.
     On December 31, 2008, the values based on quoted market prices of the TCL ordinary shares and HLGE ordinary shares held by the Company were Rmb 235.0 million (US$34.4 million) and Rmb 101.3 million (US$14.8 million) respectively. It is reasonably possible the Company will need to recognize in 2008 an other than temporary impairment charge pertaining to its investments in TCL and HLGE.
Realization of deferred tax assets
     In 2006, the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2001 through to 2005. The tax bureau did not propose any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed. Beginning with the adoption of FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.
     Deferred tax assets are reduced by a valuation allowance to the extent that we conclude it is more likely than not that the assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, tax credits and tax losses carried forward can be utilized. Our management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material revisions to the valuation allowance of deferred tax assets. Differences in actual results from estimates used in determining the valuation allowances could result in future adjustments to the allowance. The realization of the deferred tax assets is subject to the various local tax regulations and not solely dependent on generating future taxable income. For example, tax credits relating to the purchase of China domestic equipment may not be fully utilized as the amount entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary compared to the income tax of the subsidiary for the year before the China domestic equipment was purchased. Tax credits may also have a validity period. It is therefore possible that a subsidiary has taxable income but is unable to utilize a tax credit. In 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law, which became effective January 1, 2008. Under the provisions of this law, tax credits are no longer permitted to be accrued and any unused credits as of December 31, 2007 are not permitted to be carried forward. Deferred tax assets relating to tax losses incurred by certain subsidiaries that are not likely to be realized in the future are considered in connection with the assessment for valuation allowance. Based upon the results of prior years’ taxable income and forecasts for future taxable income over the next five years in which the tax credits are deductible and tax losses carried forward, we believe we will realize the benefits of only some of these deductible differences and tax losses carried forward as of December 31, 2007. For the years ended December 31, 2006 and 2007, we concluded that a deferred tax asset valuation allowance of Rmb 38.7 million and Rmb 4.0 million (US$0.6 million), respectively, was necessary. The deferred tax valuation allowance of Rmb 4.0 million recorded as at December 31, 2007 relates to tax loss carry forwards and other deductible temporary differences for a subsidiary which has been loss making since its commencement of operations in 2004 and management deems it more likely than not that these will not be realized.
     The reduction in valuation allowance in 2007 primarily arises from the reversal of a valuation allowance for tax credits of Rmb 18,241 carried forward from 2005 that have been utilized in 2007 due to unforseeable positive results actually achieved during the current year, for unused tax credits of Rmb 8,861 that were forfeited as of December 31, 2007, and for deferred tax assets of other subsidiaries that were previously loss making but have now become profitable.
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
     We periodically conduct an impairment review on the conditions of our property, plant and equipment. In 2005, it was determined that certain fixed assets of Yuchai were idle or other factors existed that suggested that the recovery of their respective carrying values may have been impaired. An impairment loss of Rmb 4.9 million was charged to the consolidated statement of operations in 2005 under selling, general and administrative expense. In 2006 and 2007, impairment analyses were performed and the estimated undiscounted future cash flows generated from certain property, plant and equipment were assessed to be less than their carrying values. Hence, impairment losses of Rmb 2.3 million and Rmb 0.8 million (US$0.1 million) were recognized and included in selling, general and administrative expenses in 2006 and 2007 respectively.
Provision for loss contingency for guarantees granted by YEGCL
     YEGCL provides guarantees of loans granted by commercial banks in the PRC to unrelated third-party individuals who have obtained the loans to purchase automobiles equipped with diesel engines produced by Yuchai. During the years ended December 31, 2005 and 2006, YEGCL guaranteed borrowings of Rmb 153.5 million and Rmb 89.0 million respectively. From 2006, YEGCL ceased to provide guarantees on new borrowings. YEGCL did not issue any such guarantees prior to 2004. The guarantees cover the entire principal amount of the loan, which generally has a term of one to two years with equal monthly or quarterly installment payments by the borrower. The guarantees are secured by cash deposits from the individuals to YEGCL and by the automobile. In the event of defaults on payment, YEGCL would be required under its guarantee to make payments to the banks on behalf of the borrowers. On a monthly basis, management reviews its guarantee portfolio with regard to loans in default one month or more. On an individual basis, management then evaluates those loans in default against the security held in the form of cash deposits and the estimated recovery value of the automobile to determine the need for additional provision for estimated losses on guarantees.
     In return for issuing the guarantee, YEGCL receives a premium fee ranging from 1% to 3% of the loan amount for the years ended December 31, 2005, 2006 and 2007, respectively, which is considered to be the fair value of YEGCL’s guarantee at its inception and is recorded as a liability in accordance with the provisions of FIN 45. YEGCL received Rmb 4.3 million, Rmb 4.3 million and Rmb nil (US$ nil million) of premium fees in 2005, 2006 and 2007, respectively, which are recognized as revenue on a straight line basis over the terms of the respective guarantee. Guarantee fees recognized as revenue in 2005, 2006 and 2007 amounted to Rmb 1.2 million, Rmb 4.7 million and Rmb 2.2 million (US$0.3 million), respectively. As of December 31, 2005, 2006 and 2007, deferred guarantee fee revenue amounted to Rmb 3.3 million, Rmb 2.9 million and Rmb 0.7 million (US$0.1 million), respectively.
     Subsequent to initial measurement and recognition of the liability for YEGCL’s obligations under these loan guarantees, management evaluates YEGCL’s guarantee portfolio and accounts for potential loss contingencies associated with the guarantees based on the estimated losses resulting from known and expected defaults. As of December 31, 2006 and 2007, YEGCL had gross receivables of Rmb 26.9 million and Rmb 20.2 million (US$3.0 million), respectively, relating to payments made by YEGCL to the banks in conjunction with loans that were in default, and to be recovered from the individual borrowers. YEGCL recorded a bad debt allowance in the amount of Rmb 12.5 million and Rmb 9.7 million (US$1.4 million) for other receivables, and Rmb 2,611 and Rmb 1,119 for potential losses associated with the guarantee at December 31, 2006 and 2007 respectively, but leaving a net receivable amount of Rmb 15.2 million and Rmb 10.5 million (US$1.5 million) at December 31, 2006 and 2007, respectively.
     As of December 31, 2006 and 2007, the maximum potential amount of future undiscounted payments YEGCL could be required to make under the guarantees was Rmb 132.3 million and Rmb 43.7 million (US$6.4 million), respectively. YEGCL held cash deposits of Rmb 12.4 million and Rmb 10.0 million (US$1.5 million) as of December 31, 2006 and 2007, respectively, and security interests in automobiles with an aggregate initial purchase value of Rmb 431.8 million and Rmb 380.1 million (US$55.6 million) as of December 31, 2006 and 2007, respectively. If, in the event of default the cash deposits and the amount of recoveries, if any, from repossession of the automobile may not entirely mitigate YEGCL’s losses, YEGCL then accumulates the total expected risk against the total expected recoverable amount and provides for any expected shortfall. Accordingly, we recorded an accrual for potential losses associated with the guarantees in the amount of Rmb 2.6 million and Rmb 1.1 million (US$0.2 million) as of December 31, 2006 and 2007, respectively.

Results of Operations
     The following table sets forth our consolidated statement of operations as a percentage of our net revenues for the last three fiscal years ended December 31, 2005, 2006 and 2007, respectively:

	Percentage of Net Revenues
	Year Ended December 31,
	2005	2006	2007
Revenues, net	100.0%	100.0%	100.0%
Cost of goods sold	80.3%	81.6%	79.6%
Gross profit	19.7%	18.4%	20.4%
Research and development costs	2.1%	2.4%	1.6%
Selling, general and administrative (SG&A) expenses	13.6%	11.5%	10.0%
Provision for uncollectible loans to a related party	3.5%	—	—
Operating income	0.4%	4.4%	8.9%
Interest expense	1.2%	1.7%	1.3%
Equity in net income/(losses), net of affiliates	0.1%	0.3%	—
Other income, net	0.4%	0.5%	0.6%
Earnings / (loss) before income taxes and minority interests	(0.4)%	2.9%	8.2%
Income taxes	(0.2)%	(0.4)%	(0.7)%
Income / (loss) before minority interests	(0.6)%	2.5%	7.5%
Minority interests in (income) / loss of consolidated subsidiaries	0.1%	(0.9)%	(2.0)%
Net income / (loss)	(0.6)%	1.6%	5.5%
2007 Compared to 2006
     Net revenue increased by 38.1% to Rmb 9,556.3 million (US$1,398.2 million) in 2007 compared to Rmb 6,920.5 million in 2006. The increase in net revenue was primarily due to a 35.3% increase in sales volume, or 100,094 units, to 383,677 units in 2007 from 283,583 units in 2006. The higher unit sales in 2007 came mainly from the higher unit sales of the 4-Series light-duty engines sold in 2007 over 2006. In 2007, net revenues of the 4-Series light-duty diesel engines increased by approximately 46.6% as compared to 2006.
     Cost of goods sold increased by 34.8% to Rmb 7,611.6 million (US$1,113.7 million) in 2007 from Rmb 5,648.4 million in 2006, but decreased as a percentage of net revenues to 79.6% in 2007 from 81.6% in 2006. Cost of manufacturing increased by 35.4% to Rmb 7,377.7 million (US$1,079.5 million) in 2007 from Rmb 5,447.5 million in 2006, but decreased as a percentage of net revenue to 77.2% in 2007 from 78.7% in 2006. Cost of materials consumed included in costs of manufacturing increased by 38.7% to Rmb 6,484.5 million (US$948.8 million) in 2007 from Rmb 4,688.9 million in 2006 (due to higher production throughput in 2007), while cost of materials consumed as a percentage of net revenue increased to 68.0% in 2007 from 67.8% in 2006. Factory overhead (which does not include depreciation and salaries) included in cost of goods sold increased by 28.4% to Rmb 463.1 million (US$67.8 million) in 2007 from Rmb 360.7 million in 2006, due to higher production throughput. Factory overhead as a percentage of net revenue decreased to 4.8% for 2007 from 5.2% for 2006. Depreciation and amortization included in cost of manufacturing increased to Rmb 163.9 million (US$23.9 million) in 2007 from Rmb 94.2 million in 2006. Depreciation as a percentage of net revenue increased from 1.3% in 2006 to 1.7% in 2007.
     Gross profit increased by 52.9% to Rmb 1,944.7 million (US$284.5 million) in 2007 from Rmb 1,272.1 million in 2006. Gross profit margin (gross profit divided by net revenue) increased to 20.4% in 2007 compared to 18.4% in 2006 due to higher sales volume from higher production throughput and therefore greater economies of scale.
     SG&A expenses (excluding research and development) increased by 17.2% to Rmb 951.6 million (US$139.2 million) in 2007 from Rmb 801.8 million in 2006 and decreased as a percentage of net revenue from 11.5% in 2006 to 10.0% in 2007. This increase in SG&A expenses was primarily due to higher administrative staff costs, although bad debt expenses had decreased by Rmb 32.6 million in 2007 with the recovery of debts that were previously provided for. In 2007, Rmb 11.0 million of the amounts previously provided was credited to the consolidated statement of income and no new allowance was made. We recovered Rmb 11.0 million from customers that were previously assessed to be uncollectible as of December 31, 2006. No new provision was required in 2007 as the allowance as of December 31, 2007 was adequate considering the post year-end collection information.

     Advertising expenses included in SG&A decreased by 59.6% to Rmb 17.2 million (US$2.5 million) in 2007 from Rmb 42.6 million in 2006. Advertising expenses as a percentage of net revenue decreased to 0.2% in 2007 from 0.6% in 2006. The decrease in advertising and promotion expenses is mainly due to greater economies of scale achieved with our main advertising partners.
     Sales commission expenses included in SG&A expenses increased by 82.5% to Rmb 58.7 million (US$8.6 million) in 2007 from Rmb 32.2 million in 2006. Sales commission expenses as a percentage of net revenue increased to 0.6% in 2007 from 0.5% in 2006. The increase is due to higher sales commissions to Yuchai’s dealers on certain types of engines and higher sales volume.
     Salaries and wages as a percentage of net revenues was 9.1% in 2007 and 8.9% in 2006. As a result of the foregoing, profits from operations increased to Rmb 841.6 million (US$123.1 million) in 2007 compared to Rmb 304.5 million in 2006.
     Interest expense increased to Rmb 125.2 million (US$18.3 million) in 2007 from Rmb 117.5 million in 2006, primarily due to the higher working capital loans utilized by Yuchai and the bank loans obtained by the Company to finance the Company’s acquisition of its interest in HLGE and TCL in 2006.
     There was equity in income of affiliates of Rmb 14.0 million (US$2.1 million) in 2007 as compared to equity in losses of Rmb 22.4 million in 2006 because the affiliate, TCL reported profits in 2007 as compared to losses in 2006, as a result of higher revenue and cost reduction.
     Other income, net increased to Rmb 53.6 million (US$7.8 million) in 2007 from Rmb 38.9 million in 2006. This increase was mainly attributable to (i) dividend income of Rmb 4.9 million (US$0.7 million) from investments as compared to nil in 2006 ; (ii) decrease in exchange losses by Rmb 4.8 million (US$0.7 million); and (iii) Rmb 6.1 million (US$0.9 million) gain on changes in fair values of derivatives that were embedded in some of the HLGE securities as compared to loss of Rmb 3.6 million in 2006; (iv) Rmb 54.2 million (US$7.9 million) of interest income as compared to Rmb 47.1 million in 2006, and offset by a gain on redemption of debt and equity securities which decreased by Rmb 11.0 million (US$1.6 million).
     Earnings before income taxes and minority interests in 2007 were Rmb 783.9 million (US$114.7 million), as compared to Rmb 203.4 million in 2006.
     Income tax expense in 2007 was Rmb 68.5 million (US$10.0 million) compared to income tax expense of Rmb 30.5 million in 2006. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2006 and 2007. Our effective tax rates were 15.0% and 8.7% for 2006 and 2007, respectively. The lower effective tax rate in 2007 was due to (a) the reduction in valuation allowance in 2007 of Rmb 34.7 million (US$5.1 million) that arose from the reversal of a valuation allowance for deferred tax assets of a subsidiary that was previously loss-making and assessed to be realizable in 2007; (b) tax credits amounting to Rmb11.9 million (US$1.7 million) in relation to approved research and development costs and Rmb 70.9 million (US$10.4 million) relating to the purchase of certain domestic equipment. These credits, along with the tax credits of Rmb 50.4 million relating to the purchase of certain domestic equipment carried over from prior years, were fully utilized against current income taxes, except for Rmb 8.9 million (US$1.3 million) in relation to credits approved for the purchase of certain domestic equipment that have been forfeited as of December 31, 2007. The lower effective tax rate in 2007 is offset by the write off of a deferred tax asset of Rmb 27.7 million previously recognized in respect of a valuation allowance against loans to a related party due to a change in PRC tax law.
     As a result of the foregoing factors, we had profit before minority interests of Rmb 715.4 million (US$104.7 million) in 2007 compared to profit before minority interests of Rmb 172.9 million in 2006, and a net income of Rmb 525.5 million (US$76.9 million) in 2007 compared to a net income of Rmb 111.3 million in 2006.
2006 Compared to 2005
     Net revenue increased by 19.0% to Rmb 6,920.5 million in 2006 compared to Rmb 5,816.7 million in 2005. The increase in net revenue was primarily due to a 23.2% increase in sales volume, or 53,355 units, to 283,583 units in 2006 from 230,228 units in 2005. The higher unit sales in 2006 came mainly from the higher unit sales of the 4-Series light-duty engines sold in 2006 over 2005. In 2006, net revenues of the 4-Series light-duty diesel engines increased by approximately 43.3% as compared to 2005.
     Cost of goods sold increased by 20.9% to Rmb 5,648.4 million in 2006 from Rmb 4,673.4 million in 2005, and increased as a percentage of net revenues to 81.6% in 2006 from 80.3% in 2005. Cost of manufacturing increased by 20.6% to Rmb 5,447.5 million in 2006 from Rmb 4,517.0 million in 2005, and increased as a percentage of net revenue to 78.7% in 2006 from 77.7% in 2005. Cost of materials consumed included in costs of manufacturing increased by 29.8% to Rmb 4,688.9 million in 2006 from Rmb 3,612.6 million in 2005 (due to higher production throughput in 2006), while cost of materials consumed as a percentage of net revenue increased to 67.8% in 2006 from 65.5% in 2005. Factory overhead (which does not include depreciation and salaries) included in cost of manufacturing decreased by 11.8% to Rmb 360.7 million in 2006 from Rmb 409.0 million in 2005, due to cost savings in consumables. Factory overhead as a percentage of net revenue decreased to 5.2% for 2006 from 7.0% for 2005. Depreciation and amortization included in cost of manufacturing increased to Rmb 90.8 million in 2006 from Rmb 87.0 million in 2005. Depreciation as a percentage of net revenue decreased from 1.6% in 2005 to 1.3% in 2006.

     Gross profit increased by 11.3% to Rmb 1,272.1 million in 2006 from Rmb 1,143.4 million in 2005. Gross profit margin (gross profit divided by net revenue) decreased to 18.4% in 2006 compared to 19.7% in 2005 due to competition, product sales mix and higher raw materials costs. Yuchai generated 32.1% of its net revenue from the lower margin light-duty engines in 2006 compared to 2005.
     SG&A expenses (excluding research and development) increased by 2.4 % to Rmb 812.3 million in 2006 from Rmb 793.2 million in 2005 and decreased as a percentage of net revenue from 13.6% in 2005 to 11.5% in 2006. This increase in SG&A expenses was primarily due to higher administrative staff costs and audit fees.
     Advertising expenses included in SG&A decreased by 6.0% to Rmb 42.6 million in 2006 from Rmb 45.3 million in 2005. Advertising expenses as a percentage of net revenue decreased to 0.6% in 2006 from 0.8% in 2005. The decrease in advertising and promotion expenses is mainly due to greater economies of scale achieved with our main advertising partners.
     Sales commission expenses included in SG&A expenses decreased by 18.3% to Rmb 32.2 million in 2006 from Rmb 39.4 million in 2005. Sales commission expenses as a percentage of net revenue decreased to 0.5% in 2006 from 0.7% in 2005. The decrease in sales commissions is mainly due to the discontinuing of sales commissions to its dealers on certain types of engines.
     Included in the 2005 consolidated statement of operations is an impairment loss for non-trade loans to a related party of Rmb 203.0 million. See Note 5 to our consolidated financial statements. This provision was carried forward in 2006. Salaries and wages as a percentage of net revenues was 8.9% in 2006 and 7.9% in 2005. As a result of the foregoing, profits from operations increased to Rmb 304.5 million in 2006 compared to Rmb 26.0 million in 2005.
     Interest expense increased to Rmb 117.5 million in 2006 from Rmb 70.5 million in 2005, primarily due to the higher working capital loans utilized by Yuchai and the bank loans obtained by the Company to finance the Company’s acquisition of its interest in HLGE and TCL in 2006.
     Equity in losses of affiliates increased from Rmb 6.0 million in 2005 to Rmb 22.4 million in 2006. The 2005 loss relates solely to our share of equity in the loss of TCL. In 2006, our share of equity in the loss of TCL increased to Rmb 23.9 million as a result of higher net loss recorded by TCL as it continued to face heavy competition in its principal markets and losses from discontinued operations. Our share of the equity in the income of HLGE was Rmb 1.4 million in our 2006 results.
     Other income, net increased to Rmb 49.4 million in 2006 from Rmb 37.4 million in 2005. This increase is mainly attributable to (i) Rmb 25.2 million of interest income on TCL bonds and HLGE bonds acquired in 2006 compared to nil in 2005; (ii) Rmb 28.5 million gain on redemption of debt and equity securities of TCL and HLGE compared to nil in 2005; and (iii) Rmb 10.5 million interest income collected on the Rmb 205.0 million loan; and offset by (a) Rmb 3.6 million loss on changes in fair values of derivatives that were embedded in some of these securities in 2006 compared to nil in 2005; and (b) exchange losses of Rmb 41.9 million mainly arising on Singapore dollar denominated loans.
     Earnings before income taxes and minority interests in 2006 were Rmb 203.4 million, as compared to a loss before income taxes and minority interests of Rmb 25.1 million in 2005.
     Income tax expense in 2006 was Rmb 30.5 million compared to income tax expense of Rmb 10.1 million in 2005. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2005 and 2006. Our effective tax rates were (40.0) % and 15.0% for 2005 and 2006, respectively. The higher effective tax rate in 2005 was due to higher non-deductible expenses, while in 2006 the reversal of a valuation allowance for deferred tax assets that were previously believed to be non-recoverable and the higher amount of estimated recoverable tax credits generated contributed to the lower rate.
     As a result of the foregoing factors, we had profit before minority interests of Rmb 172.9 million in 2006 compared to loss before minority interests of Rmb 35.2 million in 2005, and a net income of Rmb 111.3 million in 2006 compared to a net loss of Rmb 32.3 million in 2005.
Inflation
     The general annual inflation rate in China was approximately 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs. The inflation rate has weakened in 2008 as a result of the recent global financial crisis.
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
Liquidity and Capital Resources
     Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our operations generated positive net cash flows in 2005, 2006 and 2007. Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity and funding our business expansion and diversification plan. We believe that our sources of liquidity are sufficient for our operational requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in market conditions or otherwise, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition (including as a result of China’s admission to the WTO), fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, and the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.” Our cash and cash equivalents are held in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.
     As of December 31, 2007, we had approximately Rmb 520.9 million (US$76.2 million) in cash and cash equivalents on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.
     We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As a result, we may use periodic bank borrowings to supplement our working capital requirements. Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis with reference to the loan limit approved by Yuchai’s Board of Directors. During its April 2006 board meeting, Yuchai’s Board of Directors approved an increase in Yuchai’s borrowing limit to Rmb 2,000 million. Yuchai had outstanding borrowings of Rmb 904.2 million (US$132.3 million) as of December 31, 2007. The interest rate applicable to the amounts borrowed ranges from 3.60% and 5.85% per annum. This includes Rmb 497.0 million of unsecured bonds issued at a discount in June 2006 pursuant to an application approved by the PBOC for short-term bonds issuing limit of up to Rmb 1,000 million (US$146.3 million). The bonds matured on March 9, 2007 and have since been refinanced with short-term loans from three local banks which are interest bearing at 5.022% per annum and are repayable on demand. On April 18, 2007, Yuchai issued the second tranche of short term bonds of Rmb 650.0 million (US$95.1 million) under approval given by PBOC on May 30, 2006 and the funds were used to pay off the short term loans from three local banks. The bonds were issued at discount and an amount totaling Rmb 637.0 million was received by Yuchai. The bonds matured on 17 April, 2008. On August 8, 2008, the Company announced Yuchai’s intention to apply to PBOC for approval for the issuance of short term financing bonds of up to RMB1.1 billion to satisfy its current capital expenditures and projected working capital requirements as well as reduce financing costs. In view of the declining interest rates of loans offered by local banks, Yuchai has decided to defer its intended plan to issue short-term financing bonds.
     As of December 31, 2008, Yuchai had outstanding borrowings of Rmb 700.0 million (US$102.4 million). The unutilized loan facilities amounted to Rmb 715.4 million (US$104.7 million). We believe that should there be a need for further loans from banks, Yuchai could seek to drawdown additional amounts up to such limit from the domestic Chinese banks. However, no assurance can be given that such additional borrowings would be approved by such banks.

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
		(in thousands)
Net cash provided by operating activities	234,770	634,146	84,554	12,371
Net cash used in investing activities	(669,311)	(1,289,944)	(168,503)	(24,654)
Net cash provided/(used in) by financing activities	452,777	670,640	(135,061)	(19,762)
Effect of foreign currency exchange on cash and cash equivalents	(4,713)	(5,104)	(5,978)	(874)

Net increase/(decrease) in cash and cash equivalents	13,523	9,738	(224,988)	(32,919)

     Net cash flow provided by operating activities decreased by Rmb 549.6 million (US$80.4 million) in 2007 compared to 2006. The decrease was mainly caused by the reduction in bills receivable discounting activities. The bills receivable were largely not discounted because the cash requirements for investing activities were lower. As a result, bills receivable increased by Rmb 1,385.8 million (US$202.8 million) as of December 31, 2007 compared to December 31, 2006. This effect more than compensated for the increased cash flow arising from the increase in operating profit which increased Rmb 537.1 million (US$78.6 million) in 2007 compared to 2006. Net cash used in investing activities decreased by Rmb 1,121.4 million (US$164.1 million) in 2007 compared to 2006, principally due to the acquisition of equities and bonds in HLGE and further investment in TCL during 2006. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further details. Net cash provided by financing activities decreased by Rmb 805.7 million (US$117.9 million) in 2007 compared to 2006, due mainly to a Rmb 22.4 million (US$3.3 million) increase in dividends paid to shareholders, and decrease in net proceeds from bank loans of Rmb 786.9 million (US$115.1 million).
     Net cash flow provided by operating activities increased by Rmb 399.4 million in 2006 compared to 2005. The increase was principally caused by the increase in cash collections from customers due to increased sales, better management of working capital and a decrease in cash paid for income taxes due to the over-payment of tax in 2005, partially offset by increased cash payments to suppliers and employees due to increased operations and the increase in cash paid for interest because of higher borrowings from banks. Net cash used in investing activities increased by Rmb 620.6 million in 2006 compared to 2005, principally due to the acquisition of equities and bonds in HLGE and further investment in TCL. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further details. Net cash provided by financing activities increased by Rmb 217.9 million in 2006 compared to 2005, due mainly to a Rmb 114.4 million and Rmb 43.6 million decrease in dividends paid to shareholders and dividends paid by subsidiaries to minority stockholders, respectively, as well as an increase in net proceeds from bank term loans of Rmb 266.8 million.
     Other than with respect to the application of cash generated from operations for capital expenditures and dividend payments, we do not have a formal cash management policy.
     Our working capital as of December 31, 2007 was Rmb 1,056.4 million (US$154.6 million) compared to Rmb 457.4 million as of December 31, 2006.
     As of December 31, 2007, we had long-term debt totaling Rmb 767.9 million (US$112.4 million), of which Rmb 457.8 million (US$66.9 million) will mature in 2008 and classified as long term because we have entered into a financing agreement that allows us to refinance the short-term obligation on a long term basis. The remaining Rmb 310.1 million (US$45.4 million) will mature in 2010. We had current debt totaling Rmb 819.2 million (US$120.0 million) as of December 31, 2007.
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

     On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with a bank in Singapore for an aggregate of US$40.0 million to refinance the S$60.0 million facility that was due to mature on July 26, 2007. The facility is available for three years from the date of the facility agreement and will be utilized by us to finance our long-term general working capital requirements. The terms of the facility require, among other things, that Hong Leong Asia Ltd. (“Hong Leong Asia”) retains ownership of the special share and that we remain a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawndown on the US$40.0 million facility. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2007 audited consolidated accounts has been received from the bank granting an extension of time until February 28, 2009.
     On March 20, 2008, we entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch (“Bank of Tokyo-Mitsubishi”), to re-finance the existing US$25.0 million credit facility which matured on March 20, 2008. The new unsecured, multi-currency revolving credit facility has a committed aggregate value of S$21.5 million with a one—year duration. The new facility will be used to finance the Company’s long-term general working capital requirements.
     On August 28, 2008, we entered into a bridging loan agreement of up to S$50 million for a 12-month duration, with DBS Bank Ltd., (“DBS”) of Singapore, to partially re-finance the US$50.0 million revolving credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch which expired on September 6, 2008. The new facility will also be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. We have also undertaken to make available to DBS, within 180 days after the end of its financial year, copies of its audited consolidated accounts as at the end of each financial year. A waiver from compliance with this undertaking in relation to the production of our 2007 audited consolidated accounts has been received from DBS granting an extension of time until February 28, 2009.
     As part of its business strategy, Yuchai seeks opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. Yuchai may make such investments and acquisitions with funds provided by operations, future debt or equity financings or a combination thereof.
     The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2007:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt(1)	829.0	829.0	—	—	—
Long-term debt(1)	820.0	480.5	339.5	—	—
Purchase obligations regarding capital expenditures	112.9	112.9	—	—	—
Purchase of Yulin Hotel Company(2)	245.6	245.6	—	—	—
Lease commitments	12.1	5.4	6.7	—	—

Total	2,019.6	1,673.4	346.2	—	—

(1)	Includes contractual interest payments

(2)	This purchase obligation was settled in March 2008 through offset of certain loans and receivables due from YMCL.
Capital Expenditures
     Our capital expenditures for a new plant in Xiamen and routine upgrades to, and replacement of, equipment, plant and property were Rmb 515.4 million, Rmb 323.8 million and Rmb 536.7 million (US$78.5 million) in 2005, 2006 and 2007, respectively. We funded our capital expenditures primarily from funds generated from operations and, when necessary, from bank loans obtained by Yuchai. Our capital expenditures for 2005 of Rmb 515.4 million were primarily used for production capacity upgrading, second stage construction of Yuchai heavy-duty engine project and the new 4F engine project. Our capital expenditures for 2006 were primarily used for general production capacity and technical center upgrading, construction of Yuchai heavy-duty engine project and the 4F engine project, and acquisition of leasehold land for future development. Our capital expenditures in 2007 of Rmb276.8 million were primarily used for expansion of production capacity.

     As of December 31, 2007, we had authorized and contracted for capital expenditures for improvement to existing production facilities in the amount of Rmb 112.9 million (US$16.5 million). As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our capital expenditures and working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans incurred by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation and a general shortage of debt and equity financing in China. Any additional capital we contribute to Yuchai would require, among other things, the approval of the MOC which has broad discretion with respect to such approval.
Off-Balance Sheet Arrangements
     As of December 31, 2006 and 2007, Yuchai had issued irrevocable letter of credits of Rmb 34.8 million and Rmb 82.1 million (US$12.0 million), respectively.
     As of December 31, 2006 and 2007, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 1,848 million and Rmb 171 million (US$25.0 million), respectively. Management has assessed the fair value of the recourse obligation arising from these discounted bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.
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
EITF Issue No. 07-3
     In June 2007, the FASB ratified EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payment for Goods or Services Received for Use in Future Research and Development Activities. The EITF requires non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting R&D activities should be recorded as an asset and recognized as an expense when the R&D activities are performed. The EITF is to be applied prospectively to new contractual arrangements entered into beginning in fiscal 2009. We currently recognize our non-refundable advanced payments, if any, as an expense upon payment. The adoption of EITF 07-3 is not expected to have a significant effect on our financial position or results of operations.

SFAS No. 141
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
SFAS No. 160
     In December 2007, the FASB issued SFAS No. 160, “Non Controlling Interests in Consolidated Financial Statements-Amendments of ARB No. 51”. SFAS No. 160 states that accounting and reporting for minority interests will be re-characterized as non controlling interests and classified as a component of equity. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non controlling owners. FAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. We are required to adopt this statement in the first quarter of fiscal year 2009 and management is currently assessing the impact of adopting SFAS No. 160. Earlier adoption of this statement is prohibited. This statement shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Management is presently evaluating the impact of the newly required disclosures.
SFAS No. 161
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This statement applies to all entities and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company intends to provide the additional disclosures under this statement in fiscal 2009 if it applies.
FSP EITF 03-6-1
     In June 2008, the Financial Accounting Standards Board issued FASB Staff Position no. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-6-1). FSP EITF 03-6-1 clarifies whether instruments granted in share-based payment transactions should be included in the computation of EPS using the two-class method prior to vesting. We are in the process of analyzing the impact of FSP EITF 03-6-1, which is effective for financial statements issued for fiscal years beginning after December 15, 2008. We do not expect the initial adoption of FSP EITF 03-6-1 to have a material impact on our 2009 consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Executive Officers of the Company
     Our Articles of Association require that our Board of Directors shall consist of eleven members so long as the Special Share is outstanding. As of December 31, 2008, there are eight members elected to and serving on our Board of Directors, with three vacancies. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia has designated Messrs. Teo Tong Kooi, Gan Khai Choon and Kwek Leng Peck as its nominees. Messrs. Yan Ping and Zhang Shi Yong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

     Our directors and executive officers are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer
TEO Tong Kooi(1)(2) (5)	President and Director	2004
GAN Khai Choon (1) (5)	Director	1995
KWEK Leng Peck(1)(3)	Director	1994
NEO Poh Kiat (1)(3)(4)	Director	2005
TAN Aik-Leang(1)(4)	Director	2005
Matthew RICHARDS(3)(4)	Director	2006
YAN Ping(1)	Director	2007
ZHANG Shi Yong(1)	Director	2007

		Year First Elected or
		Appointed Director
Name	Position	or Officer
TAN Wan Hong(1) (6)	Chief Operating Officer	2008
HOH Weng Ming	Chief Financial Officer	2008
FOO Shing Mei Deborah	General Counsel	2007
Ira Stuart OUTERBRIDGE III	Secretary	2001

Mr. Gao Jia Lin resigned as a director and Vice- President of the Company on November 21, 2008 and as a director of Yuchai on November 20, 2008.

(1)	Also a Director of Yuchai.

(2)	Also a Director of TCL.

(3)	Member of the Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Also a Director of HLGE.

(6)	Redesignated from Group General Manager to Chief Operating Officer with effect from November 21, 2008.
     Mr. Teo Tong Kooi is the President and a Director of the Company. He is also a Director and Chief Executive Officer of Hong Leong Asia as well as a Director of Hong Leong China, Yuchai, HLGE, TCL and Isyoda Corporation Berhad. He is also an Executive Director of Tasek Corporation Berhad, where he previously held the position of Managing Director. Mr. Teo holds a Bachelor of Science degree in Marketing Management and a Master of Business Administration (both from Golden Gate University, San Francisco, California, USA). He has also completed the Executive Management Program at the Stanford University Graduate School of Business and has a wealth of corporate and commercial banking experience with many years in senior management positions where he was Head of Corporate Banking, Deutsche Bank, Malaysia, and Chief Operating Officer of Hong Leong Bank Berhad, Malaysia.
     Mr. Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Lewis, Venture Delta and Safety Godown Company Limited. He is also the Chairman of HLGE, an Executive Director of City e-Solutions Limited and Managing Director of Hong Leong International (Hong Kong) Limited. He has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group of companies, which include the management and development of the Grand Hyatt Taipei. He holds a Bachelor of Arts degree (Honors) in Economics from the University of Malaya.
     Mr. Kwek Leng Peck is a Director of the Company. He is a member of the Kwek family which controls the Hong Leong Investment group. He serves as an Executive Director of Hong Leong Asia and City e-Solutions Limited. He also sits on the boards of HL Technology, Hong Leong China, Yuchai, City Developments Limited, Hong Leong Finance Limited, Millennium & Copthorne Hotels plc and Tasek Corporation Berhad. He holds a Diploma in Accountancy and has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.
     Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is Managing Director of Octagon Advisors (Shanghai) Co. Ltd. and a managing director of Octagon Advisors Pte Ltd., a financial advisory firm in Singapore. Between 1976 and January 2005, he held senior managerial positions with companies in the Development Bank of Singapore group and United Overseas Bank Ltd, including as Country Officer (China), Head — Corporate Banking (Greater China) at United Overseas Bank Ltd. Mr. Neo is currently a director of Sing-Han Management Consulting (Shanghai) Limited and Asia Airfreight Terminal Co Ltd. He holds a Bachelor of Commerce degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

     Mr. Tan Aik-Leang is a Director of the Company and Yuchai. He is an independent risk management consultant to banks and the financial services industry. Between 1973 and 2001, he has held various senior executive and managerial positions at the Dao Heng Bank Group in Hong Kong, the National Australia Bank Group in Australia and Asia (based in Hong Kong) and The Bank of Nova Scotia in Canada. Mr. Tan is currently also a Director of the Risk Management Association, Hong Kong Chapter. He is a Fellow member of the Hong Kong Institute of Certified Public Accountants, CPA Australia, the Financial Services Institute of Australasia (formerly known as Australasian Institute of Banking and Finance) and the Institute of Canadian Bankers. Our Board of Directors has determined that Mr. Tan is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.
     Mr. Matthew Richards is a Director of the Company. Mr. Richards is the General Counsel and a Director of Principia Management Pte Ltd., which provides advisory and management services related to corporate finance transactions and private equity investments. Previously, Mr. Richards was in private practice in Singapore as an international lawyer between 1999 and 2007, having worked on a variety of capital markets, mergers and acquisitions and other corporate finance transactions throughout the Asian region, particularly in Indonesia and India. From 2003 to mid 2006, Mr. Richards was an attorney at Latham & Watkins LLP, the international law firm advising the Company on US law matters. Mr. Richards holds a Graduate Diploma in Legal Practice, Bachelor of Laws and Bachelor of Asian Studies from the Australian National University. Our Board of Directors has determined that Mr. Richards is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with Mr. Richards.
     Mr. Yan Ping is a Director of the Company and the Chairman of the Board of Directors of Yuchai. Mr. Yan is also the Chairman of the State Holding Company, Yuchai Machinery Co., Ltd and Yuchai Marketing Company since October 2005. The State Holding Company which is owned by the City Government of Yulin in Guangxi Zhuang Autonomous Region, China is a 22.1 % shareholder in Yuchai. Prior to becoming Chairman of the State Holding Company, Mr. Yan held various China-government related positions, including most recently as Deputy Secretary-General, Yulin Municipal Government, as Director, Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou-Shenzhen Railway Company, Ltd. Mr. Yan holds a Bachelor of Engineering degree from Dalian Railway College and a Master of Economics degree from the East-North Financial and Economic University.
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
     Mr. Tan Wan Hong was appointed Group General Manager of the Company with effect from February 1, 2008 and redesignated as Chief Operating Officer on November 21, 2008. He is also a Director of Yuchai with effect from March 28, 2008. Mr. Tan was qualified with the Institute of Chartered Accountants in England & Wales in 1980 and has extensive working experience in China.
     Mr. Hoh Weng Ming was appointed Chief Financial Officer of the Company with effect from May 1, 2008. He is also a Director of Yuchai with effect from December 26, 2008. Prior to re-joining the Company, Mr. Hoh was the Group Controller of the Industrial Product Group division for Hong Kong-listed, Johnson Electric Industrial Manufactory Limited, a leading industrial electric motor producer. Before Johnson Electric, he was the Financial Controller for two of Hong Leong Asia’s subsidiaries, namely Henan Xinfei Electric Co., Ltd. from 2003 to 2005 and the Company from 2002 to 2003. Mr. Hoh has a Bachelor of Commerce degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.
     Ms. Foo Shing Mei Deborah was appointed the General Counsel of the Company with effect from December 10, 2007. Ms. Foo has more than 10 years’ of commercial and corporate experience gained from various in-house positions in Singapore and Hong Kong. Prior to joining the Company, she held the positions of Vice President of Group Legal and Company Secretary at Nasdaq listed Pacific Internet Limited. She holds a BA (Hons) in Law and History from the University of Keele, UK and a Masters of Law degree in Commercial and Corporate law from the University of London, UK. She is a Barrister-at-Law (Middle Temple) and is admitted as an Advocate and Solicitor in Singapore.
     Mr. Ira Stuart Outerbridge III is the Secretary of the Company. He is a graduate of the University of North Carolina at Chapel Hill and is a Fellow of the Institute of Chartered Secretaries and Administrators. He joined Codan Services Limited as a Corporate Manager since February 1996.

Audit Committee
     The members of the Audit Committee are Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Matthew Richards. The Audit Committee oversees the performance of our internal audit function and our independent public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Tan Aik-Leang as our Audit Committee Financial Expert.
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
     Pursuant to the Shareholders Agreement and our Bye-laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of December 31, 2008 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	Position or Officer
YAN Ping(1)	Chairman of the Board of Directors	2005
TAN Wan Hong(5) (6)	Deputy Chairman and Director	2008
LI Tiansheng	Director and General Manager	2001
GAN Khai Choon (1) (4)	Director	2007
KWEK Leng Peck(1)	Director	2005
NEO Poh Kiat (1) (5)	Director	2008
TAN Aik-Leang(1)	Director	2005
TEO Tong Kooi(1)(2)(4)	Director	2004
HOH Weng Ming*	Director	2008
YUAN Xucheng	Director	2003
GU Tangsheng	Assistant to Chairman and Director	2005
ZHANG Shi Yong(1) (3)	Director and Secretary	2005
ZENG Shi Qiang	Assistant Director	1999
KEAN Alex(6)	Chief Business Official	2008
TAY Hui Boon Kelly(6)	Financial Controller	2008
WU Qiwei	Deputy General Manager	2006
YAN Jie	Deputy General Manager	2003
LI Cheng Jie	Deputy General Manager	2007
QIN Xiaohong	Chief Accountant	2007
SHEN Jie	General Engineer	2002

*	Mr. GAO Jia Lin resigned as a director of Yuchai on November 20, 2008.

*	Mr. HOH Weng Ming’s appointment as a director took effect on December 26, 2008.

(1)	Also a Director of the Company.

(2)	Also a Director of TCL.

(3)	Appointed a Director of Yuchai since April 12, 2007.

(4)	Also a Director of HLGE.

(5)	Appointed a Director of Yuchai since March 28, 2008.

(6)	Secondees of the Company, whose salaries and expenses are paid by the Company.
     For information about Messrs. Gan Khai Choon, Neo Poh Kiat, Tan Wan Hong, Teo Tong Kooi, Kwek Leng Peck, Tan Aik-Leang, Yan Ping and Zhang Shi Yong and Hoh Weng Ming, see “— Directors and Senior Management of the Company.” For additional information regarding Mr. Wang Jianming’s employment status with Yuchai, see “— Compensation — Yuchai” and “Item 8. Financial Information — Legal Proceedings.”
     Mr. Li Tiansheng is a Director and General Manager of Yuchai. He previously served as the principal coordinator for liaison with Chinese government agencies, banks and tax department. Mr. Li holds a Bachelor’s degree (foundry) from Guangxi University.
     Mr. Yuan Xucheng is a Director of Yuchai. He previously served as a Director and Assistant General Manager of Guijiang Enterprise Co. Mr. Yuan holds a Master of Economics degree.
     Mr. Gu Tangsheng is a Director of Yuchai and Assistant to the Chairman of the State Holding Company. He holds a PhD in physics from Zhongshan University.
     Mr. Zeng Shi Qiang has been an Assistant Director of Yuchai since May 1999. Mr. Zeng holds a Master’s degree (Business Management) from Chinese Science and Technology University.
     Mr. Kean Alex is the Vice-President, Business Improvement & Strategy of the Company. He has been assigned by us to assist Yuchai in its management and operations and was appointed as Chief Business Official by the Yuchai Board with effect from October 21, 2008. He holds a PhD in computer science from the University of British Columbia and has many years working experience in China.
     Ms. Tay Hui Boon Kelly is the Financial Controller of the Company. She has been assigned by us to assist Yuchai in its financial accounting, reporting and compliance with local and statutory requirements, and the implementation of financial policies, procedures, financial budgeting and review of investments. Ms. Tay holds a Bachelor Degree in Accounting and Financial & Information Management from the University of Sheffield, United Kingdom. She has more than 8 years of experience in management costing and accounting and gained substantial experience from working in various parts of China.
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
     In order to further strengthen our level of corporate governance, we have continued to seek to cause Yuchai to adopt comprehensive corporate governance guidelines to put procedures in place to improve the management and governance of Yuchai. The 2007 version of corporate governance guidelines of Yuchai were approved and adopted by Yuchai’s Board of Directors and shareholders’ meeting on July 27, 2007 and August 16, 2007, respectively. The corporate governance guidelines and practices adopted by Yuchai continue to be fine-tuned on an ongoing basis such that Yuchai follows international best practices and which are in line with the Company Law in the PRC. Various board committees (inter alia, an Audit Sub-Committee, a Remunerations Sub-Committee, a Nominations Sub-Committee and a Financial Sub-Committee) have been established and are currently functioning in accordance with their charters. The Financial Sub-Committee is responsible for reviewing the necessity and feasibility of new projects and making recommendations to Yuchai’s board of directors. Yuchai has provided access to the Company’s independent auditors. We provide certain management, financial planning and other services to Yuchai and have designated six persons in key management positions to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.
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
Compensation
Company
     Pursuant to the Amended and Restated Shareholders Agreement of the Company dated November 9, 1994, Hong Leong Asia is entitled to receive no less than US$500,000 from either Yuchai or the Company for management services as long as Hong Leong Asia remains the controlling shareholder and provided that the services include those of the President and Chief Financial Officer. For 2006 and 2007, Hong Leong Asia charged Yuchai a management fee of US$500,000 per annum for management services provided, namely that of our President and Chief Financial Officer. With effect from January 2008, further to a management services agreement entered into between the Company and Yuchai, Yuchai will pay to the Company, instead of Hong Leong Asia, management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid the management fees as set out in the Amended and Restated Shareholders Agreement of November 9, 1994.
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
Yuchai
     The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2007 was approximately Rmb 23.95 million (US$3.5 million). Yuchai has a management bonus plan for its executives, under which annual incentive bonuses in an aggregate amount of 3.5% to 10% of Yuchai’s after-tax profit will be paid upon Yuchai achieving the required budgeted after-tax profit as approved by Yuchai’s Board of Directors.
     There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.
Employees
     As of December 31, 2007, Yuchai employed approximately 9,171 people worldwide. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. For fiscal year 2007, the total annual salary and bonus paid to our employees was Rmb 505.0 million (US$73.6 million).approximately Rmb 505.0 million (US$73.9 million).
     As of December 31, 2006, Yuchai employed approximately 7,343 people nationwide.
     As of December 31, 2005, Yuchai employed approximately 8,827 people nationwide, inclusive of a sales force of 609 employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders
     The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of December 31, 2008 by all persons who are known to us to own five percent (5%) or more of the outstanding shares of Common Stock.
     Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of April 30, 2007. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 shares of Common Stock outstanding as of December 31, 2008.

Identity of Person or Group	Number	Percentage (%)
Hong Leong Asia Ltd(1)	7,913,769	21.2%
The Yulin City Government(2)	6,709,322	18.0%
Tai Tak Industries Pte Ltd(3)	1,927,673	5.2%
Shah Capital Management (4)	2,178,000	5.8%

(1)	Information based upon a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003 and December 1, 2003, and other information provided by Hong Leong Asia to the Company. Hong Leong Asia is the beneficial owner of and exercises control over the 7,913,769 shares of Common Stock or approximately 21.2% of the total number of shares of Common Stock and the special share held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also”— Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may experience a change of control as a result of offerings of shares by our controlling shareholders” and “— The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)	Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended on June 23, 2003, July 9, 2003, December 23, 2003, March 15, 2004, February 15, 2005, April 18, 2005, August 9, 2006 and September 29, 2006. Based on Amendment No. 4 to the Schedule 13D filed by Coomber and others with the SEC on December 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, PRC. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 6,709,322 shares of the Company’s Common Stock held of record by Coomber.

(3)	Information based on a report on Schedule 13G jointly filed by Tai Tak Industries Pte Ltd and its affiliate, Tai Tak Securities Pte Ltd, with the SEC on March 7, 2005 and as amended on June 20, 2005.

(4)	Information based on a report on Schedule 13D filed by Shah Capital Management with the SEC on November 24, 2008 and as amended on December 31, 2008.
     As of December 31, 2008, there were 24,031,969 shares of Common Stock, or 64% of the total number of shares of Common Stock, held of record by 31 persons with registered addresses in the United States.
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
Other Transactions
     During each of fiscal years 2005, 2006 and 2007, Hong Leong Asia charged Yuchai a management fee of US$500,000 per annum for management, financial planning and control and other services, including the services of our President and Chief Financial Officer. In December 2005, Hong Leong Asia seconded two senior managers to Yuchai for support services in respect of internal audit and compliance with Sarbanes-Oxley Act of 2002. We have designated eight persons in key management positions, including two Sarbanes-Oxley managers, to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.
     During each of fiscal years 2005, 2006 and 2007, the State Holding Company charged Yuchai Rmb 25.9 million, Rmb 19.8 million and 21.4 million (US$3.1 million), respectively, for certain general and administrative expenses on an actual incurred basis. We believe that the expenses charged to Yuchai by the State Holding Company would not have been materially different because Yuchai could provide these services for itself at approximately the same cost.
     During 2004, Yuchai granted loans of Rmb 205 million to YMCL, a subsidiary of Coomber, with an interest rate of 5.58% for one year. The loans were guaranteed by Coomber and the State Holding Company as Guarantors. The loans were repaid in 2005 and were subsequently re-loaned with a maturity date of June 1, 2007 and further extended to May 30, 2008. In July 2007, Yuchai’s Board of Directors agreed in principle to a proposal by the State Holding Company to settle the loans due from YMCL, along with various other accounts receivable from YMCL (collectively, the “receivables”), by forgiving the receivables in exchange for the transfer of 100% of the equity ownership in a hotel in Yulin, PRC and YMCL’s central office building in Guilin, PRC. On December 25, 2007, Yuchai, pursuant to the execution of a share transfer contract with YMCL, Coomber and State Holding Company, acquired all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) for Rmb 245.6 million. In March 2008, agreements were entered into by Yuchai to effect the repayment of the Rmb 205 million loans against the purchase of 100% equity interest in Yulin Hotel Company for Rmb 245.6 million and offsetting of the balance payable against certain trade receivables due from YMCL, the Guarantors and other related parties. As a result of the acquisition of 100% equity of Yulin Hotel Company, the loan agreements with YMCL have been terminated and the guarantees provided by the Guarantors have been discharged. The acquisition by Yuchai of Yulin Hotel Company was ratified by the Board of Directors of Yuchai and its shareholders subject to the original shareholders of Yulin Hotel Company obtaining approval for the transaction from the regulatory agency in China by November 30, 2008 which was subsequently extended to June 30, 2009 by Yuchai’s Board of Directors and shareholders. If such approval from the provincial government regulatory agency in charge of state-owned assets administration in China was not obtained by June 30, 2009, Yuchai would have had the right to sell to the State Holding Company, who would have been obligated to buy, 100% of the equity interest in Yulin Hotel Company at the original purchase price of Rmb 245.6 million. This condition is contained in a guarantee letter provided by the original shareholders of Yulin Hotel Company. However, on January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of 100% equity interest in Yulin Hotel Company.
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
     We have undertaken other significant business transactions with related parties during the three fiscal years ended December 31, 2007, as set forth under Note 27 to our consolidated financial statements appearing elsewhere herein.
     In April 2008, we entered into a lease agreement with Hong Leong Holdings Limited, an affiliated company, for a period of three years in relation to the lease of our current operating offices. The estimated rental payable for fiscal year 2008 is S$0.1 million.
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

Proceedings with the HLGE group
     In 2005, a claim of S$155,000 (Sri Lanka Rupees 11.3 million) was made by a director of a foreign subsidiary of HLGE against the holding company of the foreign subsidiary which is a wholly-owned subsidiary of HLGE. The claim is being disputed by such holding company of the foreign subsidiary, and the directors of HLGE are of the view that no material losses are anticipated in respect of this claim.
Other Legal Proceedings
     In 2003, the Yulin Branch of Bank of China, or BOC, initiated legal proceedings to recover Rmb 6.6 million from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to BOC in 1993 to secure a loan of US$0.6 million to Great Wall Machinery Plant, or Great Wall. At trial, a Yulin court ruled that if Great Wall could not repay the loan Yuchai would be liable to the BOC. Yuchai subsequently appealed, but lost the appeal. In January 2004, the State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee. Based on the advice of its Chinese legal counsel, the Company has recorded a loss contingency equal to the amount of the claim, which has been offset by amounts to be reimbursed by the State Holding Company. The amount due to BOC and the amount due from State Holding Company have been recorded in “Accrued expenses and other liabilities” and “Amounts due from related companies”, respectively, as of December 31, 2003, 2004, 2005 and 2006. There have been no new developments in this case.
     In July 2005, the Industrial Commercial Bank of China (“ICBC”) entered into a loan agreement with several borrowers. Under the loan agreement, Yuchai Express Guarantee Co., Ltd (“YEGCL”) and Shandong Fengya Trading Co., Ltd (“Fengya”) both acted as joint guarantors in exchange for the borrowers using cars purchased as security under the guarantee. Subsequently, YEGCL agreed to pay a sum of Rmb 8 million as a guarantee deposit. When YEGCL discovered that the loan was being wrongly utilized by Fengya rather than the borrowers, it ceased to perform its obligation under the guarantee. In 2007, ICBC commenced legal action against YEGCL for breach of its obligations. YEGCL made a counter-claim to recover the guarantee deposit amount from ICBC, alleging that the loan agreement, and accordingly, the guarantee, was void. YEGCL made a claim for Rmb 8.0 million in addition to interest. The matter was heard on April 3, 2008 and the court’s decision is pending.
     In 2006, Yuchai made a contractual claim against Shandong Shuang Li Group Co for a sum of Rmb 6.0 million. The defendant later became bankrupt, and Yuchai filed its claim as an unsecured creditor. The amount had been written off in 2006.
     In 2006, Yuchai initiated a contractual claim against Shenzhen Land Transport Investment Development Co., Ltd. for a sum of Rmb 14.8 million. On November 14, 2007, the trial court ruled in favor of Yuchai. The defendant’s appeal against such ruling was heard by the appeals’ court on May 15, 2008 and the court’s decision is pending.
     In 2006, Yuchai made a claim of Rmb 17.3 million against Changzhou Yi Wei Ke Transportation Co. under the distributorship agreement with Changzhou for the sale of Yuchai’s engines to Changzhou. On May 9, 2007, Changzhou became bankrupt and Yuchai filed its claim as an unsecured creditor. The amount was provided for in 2006 and written off in 2008.
ITEM 9. THE OFFER AND LISTING.
     Since December 16, 1994, the Common Stock has been listed and traded on the NYSE under the symbol “CYD”. The Common Stock is not listed on any other exchanges within or outside the United States.
     The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

	US$	US$
Period	High	Low
2003	37.24	4.40
2004	34.00	9.85
2005	14.47	7.02
2006	10.00	4.53
2007	13.85	6.87
2008 (through December 31, 2008)	11.98	2.49

	US$	US$
Period	High	Low
2006 First Quarter	9.81	6.81
2006 Second Quarter	10.00	6.26
2006 Third Quarter	7.46	4.53
2006 Fourth Quarter	8.40	5.42
2007 First Quarter	9.45	6.87
2007 Second Quarter	11.88	7.82
2007 Third Quarter	12.75	7.18
2007 Fourth Quarter	13.85	8.80
2008 First Quarter	10.22	7.07
2008 Second Quarter	11.98	8.28
2008 Third Quarter	11.66	7.11
2008 Fourth Quarter	7.69	2.49

	US$	US$
Period	High	Low
May 2008	11.98	9.00
June 2008	11.62	9.71
July 2008	10.23	8.24
August 2008	11.66	8.62
September 2008	10.57	7.11
October 2008	7.69	4.00
November 2008	5.50	2.49
December 2008	4.44	3.50
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
     We are an exempt company incorporated in Bermuda and are subject to the laws of that jurisdiction. The legal framework in Bermuda which applies to exempted companies is flexible and allows an exempted company to comply with the corporate governance regime of the relevant jurisdiction in which the company operates or applicable listing standards. Under Bermuda law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their office honestly. In addition, the Bermuda company legislation imposes a duty on directors and officers of an exempted company to act honestly and in good faith with a view to the best interests of the company and requires them to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Bermuda legislation also imposes certain specific duties and obligations on companies and directors, both directly and indirectly, including duties and obligations with respect to matters such as (a) loans to directors and related persons; and (b) limits on indemnities for directors and officers. Bermuda law does not impose specific obligations in respect of corporate governance, such as those prescribed by NYSE listing standards, requiring a company to (i) appoint independent directors to their boards, (ii) hold regular meetings of non-management directors; (iii) establish audit, nominating and governance or compensation committees; (iv) have shareholders approve equity compensation plans; (v) adopt corporate governance guidelines; or (vi) adopt a code of business conduct and ethics.
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

Standard for US Domestic Listed Companies		China Yuchai International Limited’s Practice
Director Independence

•	A majority of the board must consist of independent directors.	•	Three of our eight directors, Messrs. Neo Poh Kiat, Tan Aik-Leang and Matthew Richards are independent within the meaning of the NYSE standards.

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

Standard for US Domestic Listed Companies		China Yuchai International Limited’s Practice
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

•	Each listed company must disclose whether its board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	•	The Board of Directors has identified Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

•	Each listed company must have an internal audit function.	•	We are a holding company and the majority of business is done at our main subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”). Our group transactions, fees and expenses are reviewed by the Internal Audit Department of Hong Leong Asia. In addition, Yuchai maintains an independent internal audit function, headed by an internal audit manager who reports to the Audit Committee of Yuchai’s Board which approves the audit plans, reviews significant audit issues and monitors corrective actions taken by management.

Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	Our compensation committee currently has three members, two of whom are independent within the meaning of the NYSE standards.

•	The committee must have a written charter that addresses its purpose and responsibilities.

•	These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the SEC to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.	•	Our compensation committee reviews among other things the Company’s general compensation structure, and reviews, recommends or approves executive appointments, compensation and benefits of directors and executive officers, subject to ratification by the Board of Directors, and supervises the administration of our employee benefit plans, if any.

Nominating/Corporate Governance Committee

•	Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	•	We do not have a nominating/corporate governance committee. However, certain responsibilities of this committee are undertaken by our Compensation Committee, such as the review and approval of executive appointments and all other functions are performed by the Board of Directors.

Standard for US Domestic Listed Companies		China Yuchai International Limited’s Practice
•	The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying qualified individuals to become board member; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

Equity-Compensation Plans

•	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	•	We intend to have our shareholders approve equity-compensation plans.

Corporate Governance Guidelines

•	Listed companies must adopt and disclose corporate governance guidelines.	•	We have formally adopted various corporate governance guidelines, including Code of Business Conduct and Ethics (described below); Audit Committee Charter; Whistle-blowing Policy; Insider Trading Policy; and Disclosure Controls and Procedures.

Code of Business Conduct and Ethics

•	All listed companies, US and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any amendment to or waivers of the code for directors or executive officers.	•	We adopted a Code of Business Conduct and Ethics Policy in May 2004, which was revised on December 9, 2008. The text of the Code is posted on our internet website at http://www.cyilimited.com/invest_govt.asp. We intend to promptly disclose any amendment to or waivers of the Code for directors or executive officers.
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
     We are exempt from the laws of Bermuda which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company we may not participate in certain business transactions, including (i) the acquisition or holding of land in Bermuda (except that required for its business held by way of lease or tenancy for a term not exceeding 50 years or, with the consent of the Minister of Finance of Bermuda, land by way of lease or tenancy for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its employees); (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the prior consent of the Minister of Finance of Bermuda; (iii) the acquisition of any bonds or debentures secured by any land in Bermuda other than those issued by the Government of Bermuda or a public authority; or (iv) the carrying on of business of any kind or type whatsoever in Bermuda either alone or in partnership or otherwise except, inter alia, carrying on business with persons outside Bermuda, in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.
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

     Furthermore, the General Affairs Department of SAFE promulgated a new circular in August 2008, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment or acquisition, with limited exceptions.
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
     With respect to non corporate taxpayers for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate provided that (1) the Common Stock is readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the New York Stock Exchange. US Holders should consult their tax advisors regarding the availably of the lower rate for dividends paid with respect to the Company’s Common Stock.
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

PFIC Rules
     The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2007. PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
     We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. In addition, an increase in interest rates may reduce the fair value of the debt securities issued by HLGE. There is no ready market in China for Yuchai to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, we also have various credit facilities from banks in Singapore to fund our business expansion plan. As of December 31, 2007, we had outstanding consolidated loans of Rmb 1,587.1 million (US$232.2 million).

     The following table provides certain interest rate risk information regarding our short-term and long-term bank loans as of December 31, 2006 and 2007.

					As of December 31, 2006		As of December 31, 2007
		2008	2009	2010	Total carrying	Estimated fair	Total carrying	Estimated fair
		Expected maturity dates			amount	value(1)	amount	value(1)
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
		(in thousands, except interest rate)
Floating rate debt:
(i)	Short-term bank loans denominated in Rmb	819,164	—	—	806,506	806,506	819,164	819,164
	Weighted average interest rate(2)	4.03%	—	—	4.07%		4.03%
(ii)	Short-term bank loans denominated in S$	—	—	—	202,628	202,628	—	—
	Weighted average interest rate(2)	—	—	—	3.97%		—
(iii)	Long-term bank loans denominated in Rmb	—	—	85,000	100,000	100,000	85,000	85,000
	Weighted average interest rate(2)	—	—	5.85%	5.85%		5.85%
(iv)	Long-term bank loans denominated in US$	457,787	—	225,142	575,454	575,454	682,929	682,929
	Weighted average interest rate(2)	3.01%-3.24%	—	2.68%-3.01%	3.89%		3.03%

(1)	Fair value was estimated based on the floating interest rates applicable to similar loan instruments.

(2)	Weighted average interest rate is calculated based on the interest rates applicable to individual bank loans outstanding as of December 31, 2006 and 2007.
     The interest rate will also affect the valuation of the investments in debt securities. Below is a summary of the debt securities at the end of 2007.

Initial fair value, gross unrealized holding gain and period-end fair value of available-for-sale securities as of December 31, 2007 were as follows:

		Gross unrealized	Carrying value	Carrying value
	Initial fair value	holding gains	(Fair value)	(Fair value)
	Rmb	Rmb	Rmb	US$
	(in thousands)
Unsecured bonds of HLGE	461,645	97,207	558,852	81,768

RCPS A of HLGE	8,513	4,223	12,736	1,864

	470,158	101,430	571,588	83,632

The fair values of available-for-sale securities are estimated by discounting the expected payments to the valuation date using a discount rate commensurate with the risk of the payments.
Maturities of securities classified as available-for-sale were as follows as of December 31, 2007:

	Carrying value	Carrying value
	(Fair value)	(Fair value)
	Rmb	US$
	(in thousands)
Due after one year through five years	558,852	81,768
Due after five years through ten years	12,736	1,864
We are exposed to foreign currency risk as a result of our investments in equity and debt securities denominated in Singapore dollars, and having to obtain certain key components used in the manufacturing of Yuchai’s heavy-duty engines from overseas suppliers. As of December 31, 2007, the Company had S$122.4 million (US$83.8 million) of Singapore dollar denominated investments.
The Company has invested in companies that are quoted on the Singapore Stock Exchange, a summary of which is provided below:

		Value as at
	Number of	31 December
	shares	2007
		Rmb
		(in thousands)
TCL	898,990,352	387,930
HLGE	387,614,839	112,648
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
     Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our President, who is our principal executive officer, and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable level of assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. As described below, material weaknesses were identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on such evaluation, our management has concluded that, as a result of the material weaknesses in internal control over financial reporting described below, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective.
Management’s Assessment of Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting refers to a process designed by, or under the supervision of, our President and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”). Internal control over financial reporting includes those policies and procedures that:
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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of management’s evaluation of our internal control over financial reporting, management identified certain material weaknesses in our internal control that are described below. As a result of such material weaknesses, management concluded that our internal control over financial reporting was not effective as of December 31, 2007. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our internal control over financial reporting, expressing an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007.
Material Weakness
Insufficient U.S. GAAP knowledge and resources
We and Yuchai do not have adequate finance personnel with an appropriate level of accounting knowledge and resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP. There is also a lack of formal policies and procedures to ensure that U.S. GAAP accounting practices are appropriately and consistently applied.
Equity method accounting
The appropriate process for the equity method of accounting for our investments in TCL and HLGE was not followed and the adjustments made to reflect the equity method of accounting were not properly analyzed and reviewed as part of the consolidation process.
Financial statement closing process
We did not maintain effective controls over the financial closing process which affected our ability to complete and report our consolidated financial statements in a timely manner. Specifically, policies and procedures for the timelines and activities relating to the closure of our books and the estimation, provision, pre-payment, taxation, accrual and consolidation processes were not formally documented, which resulted in a number of material post-closing adjustments to our books and records.
Related party transactions
We did not have sufficient and complete knowledge of transactions with related parties. We did not maintain a list of related parties and the transactions entered into with such related parties. Lack of controls led to delays in following up on recovery of assets which may result in a financial loss, and discrepancies identified during reconciliation of related party accounts were not resolved and recorded on a timely basis.
Inventory data maintenance
We did not formalize the controls over the review and approval of inventory data input into the SAP system. Specifically, reviews of the price master file maintenance, costing information and production variances were not performed effectively.
Selling price maintenance
We did not maintain effective controls over the selling price maintenance. Specifically, we did not perform adequate independent review of the selling price input into the SAP system.
Information technology
Policies and procedures related to information technology controls were not formally established resulting in control deficiencies such as those relating to access control, segregation of duties in certain areas (such as approval and posting of accounting vouchers, preparation and approval of purchasing invoice in SAP), change management, program migrations, computer operations and systems security. In addition, we utilized various end user computing applications (for example, spreadsheets) to support accounting for financial reporting purposes, which were not adequately protected from unauthorized changes and not adequately reviewed for completeness and accuracy. Management monitoring mechanism was also inadequate to detect operational errors in a timely manner.
Provision for warranty costs
Our principal subsidiary, Yuchai, did not maintain effective controls over the preparation, analysis, documentation and review of the warranty cost provision calculation. Additionally, accounting personnel at the process and monitoring levels did not fully comprehend certain terms of the warranty arrangements resulting in a misinterpretation of the warranty exposure period. These control weaknesses resulted in an inaccurate assessment of the estimated warranty cost per unit, made apparent by a significant change in sales volume. As a result we recorded an adjustment to correct for an understatement of warranty cost provision.
Approvals and authorizations
Controls in place over the authority of management and employees to commit us and our resources to certain obligations were ineffective in certain instances. In one instance, following preliminary discussions and approval in-principle at the Board of Directors level, Yuchai management entered into a contract for the purchase of the share capital of another company from related parties. The Board was subsequently advised on the important considerations including final pricing, due diligence efforts and results and possible contingencies, following which an additional contract with the sellers had to be agreed before the Board ratified the purchase transaction. Additionally, instances of contracts for routine purchases of inventory, equipment and other related payments were noted with dates preceding the evidenced approval dates. Our policies require certain levels of approval prior to committing our resources.

Remediation Measures
Our management performed analysis and procedures to ensure that the consolidated financial statements included in this Annual Report were prepared in accordance with generally accepted accounting principles. Accordingly, our management believes that the consolidated financial statements included in this Annual Report fairly present in all material respects our consolidated financial position, results of operations and cash flows for the periods presented.
For future financial periods and to enhance our internal control over financial reporting, management continues to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting. As previously reported in our annual report on Form 20-F for fiscal year 2006, we have established a project framework which includes a steering committee as well as a project management office led by a full time manager proficient in Section 404 of the Sarbanes-Oxley Act of 2002, or SOX. We also engaged external consultants to supplement the internal SOX team as well as to provide relevant training to our employees. Frequent meetings involving these parties are conducted to ensure that pertinent tasks relating to management’s assessment of internal control over financial reporting are progressing on track and completed on time. A comprehensive SOX program was implemented in January 2008, which includes reviewing all processes, identifying any deficiencies and weaknesses, documenting them and formulating plans to remediate any identified weaknesses and deficiencies. As of January 30, 2009, remediation measures are underway to remediate identified deficiencies and weaknesses.
In particular, we have implemented and will continue to implement the specific measures described below to remediate the material weaknesses described above. If unremediated, these material weaknesses have the potential to result in our failure to prevent or detect misstatements in its financial statements in future financial periods.
Insufficient U.S GAAP knowledge and resources
We have appointed a dedicated Chief Financial Officer and Group Financial Controller to oversee the financial reporting process. As previously disclosed in our annual report for fiscal year 2006, we have sent, and plan to continue to send on a regular basis, our and Yuchai’s finance personnel for formal training courses to ensure that they have the necessary training and knowledge of U.S. GAAP. In addition, we will seek advice and assistance from external accounting firms on U.S. GAAP as and when necessary. We also plan to recruit finance personnel with U.S. GAAP knowledge.
Equity method accounting
We plan to send on a regular basis our finance personnel for formal training courses to enhance their understanding of the applicable equity method of accounting principles. We also plan to put in place procedures to ensure that the adjustments made to reflect the equity method of accounting are appropriately analyzed and reviewed as part of the consolidation process.
Financial statement closing process
As previously disclosed in our annual report for fiscal year 2006, we and Yuchai continue to plan to develop and implement a comprehensive and documented policy addressing the timelines for closing activities, and the provision, estimation, prepayment, taxation, accrual and consolidation processes and related guidance. This is in process of implementation and we have put in place procedures to ensure that any changes to the accounts are reviewed prior to being approved and that authorized personnel approves all post-period adjustments. We have put in place procedures for monthly closing activities and are in the process of formalizing such procedures.
Related party transactions
As previously disclosed in our annual report for fiscal year 2006 and as disclosed in this Annual Report, we have seconded senior representatives from our corporate office to key management positions at Yuchai. We have established financial governance approval limits requiring significant expenditures and material projects to be signed jointly by a representative each from Yuchai and the Company. We have started to maintain a list of related party transactions and put in place procedures to ensure that reconciliation of all intercompany balances is performed on a quarterly basis.
Inventory data maintenance
We have implemented an approval matrix for purchasing activities, and put in place procedures on scraps processing to ensure proper disposal and accounting. We plan to strengthen our controls over the review of inventory data by performing independent checks of the cost and relevant information input into the SAP system to ensure the accuracy and integrity of data. Specifically, we are in the process of implementing the following remediation measures:
—	Independent checks to ensure accurate and complete input of purchase prices in the SAP system, based on approved purchase orders and contracts;

—	Purchase orders, material issuance, man hour costs and production overheads costs entered in the SAP system are independently checked against source documents;

—	Information on the Goods Received Notes is reconciled to the records in the SAP system to ensure accurate and complete recording of goods purchased;

—	Inventory master data maintained in the SAP system is independently checked against source documents;

—	All purchase returns are reviewed and approved by authorized personnel; and

—	Variances between standard costs and actual costs are analyzed and reported to proper management on a timely basis.

Selling price maintenance
We have appointed new personnel to perform independent checks on the selling price maintained in the SAP system and the selling price used to prepare sales invoice to ensure all changes made to the selling price master file in the SAP system are authorized and accurately processed.
Information technology
As previously disclosed in our annual report for fiscal year 2006, we plan to formalize IT policies and procedures to ensure that IT controls are operating effectively. Specifically, we plan to implement periodic reviews to ensure that user access rights in SAP are set up to segregate duties in each business process, such as duties among initiator, approver and poster of accounting entries. The configurations on SAP will be reviewed to enhance system security and integrity. Policies and procedures are being set up to formalize end-user computing controls.
Provision for warranty costs
We have put in place a review process to ensure that calculations of provision for warranty costs are properly computed and recorded, and there are regular updates for the relevant personnel on our warranty policy. We have also strengthened management review of the accuracy of calculations and validity of supporting documentation.
Approvals and authorizations
We have stressed to the local senior management of Yuchai the importance of observing and complying with the approval process that has been set in place. To better co-ordinate this, we have since seconded our Chief Operating Officer to be based in Yulin where he is concurrently also the Deputy Chairman of Yuchai. He and the team in Yuchai will continue to work with the local management to improve monitoring controls and strengthen the approval and authorisation process so that such isolated instances of the past do not recur.
We and Yuchai plan to review and improve on existing authorization and approval policies and procedures and ensure that they are clearly communicated to all employees of both our Company and Yuchai and also ensure that they are followed.
We will also review and improve the contract approval process for routine purchase of inventory, equipment and other capital expenditure requirements of Yuchai which involves the participation of our seconded staff in some cases as part of the authorisation cycle. This will greatly strengthen our control over any material expenditures.
Remediation Measures to address Material Weaknesses identified in 2005 and 2006
As previously reported in our annual report on Form 20-F/A for fiscal year 2005 and our annual report on Form 20-F for fiscal year 2006, our management concluded that as a result of the material weaknesses in internal control over financial reporting identified in such reports, as of the end of the respective periods covered by such annual reports, our internal controls over financial reporting and disclosure controls and procedures were not effective. We continue to engage in efforts to improve our internal controls over financial reporting and disclosure controls and procedures.
In addition to the remediation measures described above, we have implemented the following controls to address the material weaknesses identified and described in our annual reports for fiscal year 2006 and 2005.
GRIR balance
As previously disclosed in our annual report for fiscal year 2006, we have put in place procedures to minimize reliance on manual compilation of the Good Received Notes for determining the GRIR balance. In addition, we have put in place a review process pursuant to which an independent person reviews the data input in SAP to minimize inaccuracies relating to the GRIR balance.
Sales discount calculations
As previously disclosed in our annual report for fiscal year 2006, we have put in place procedures to ensure that sales discounts calculations are properly computed and recorded and Yuchai has formalized and documented such procedures.
We have also continued to implement the recommendations of our Audit Committee described in our annual report on Form 20-F/A for fiscal year 2005 to improve the overall effectiveness of our disclosure controls and procedures. Our Audit Committee made the recommendations following the review of errors relating to accounts of Yuchai relating primarily to an understatement of accounts payable of approximately Rmb 167.8 million by Yuchai for the fiscal year 2005 and which resulted in a restatement of our consolidated financial statements for fiscal year 2005.
Report of Independent Registered Public Accounting Firm on internal Controls
The report of our independent registered public accounting firm on the effectiveness of the Company’s internal controls over financial reporting is included on page F-2 of this Annual Report.
Changes in Internal Control over Financial Reporting
Except as described in this Annual Report, there were no other adverse changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. We have engaged in, and are continuing to engage in, substantial efforts to improve our internal control over financial reporting and disclosures and procedures related to substantially all areas of our financial statements and disclosures.
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
ITEM 16B. CODE OF ETHICS.
     The Company adopted a Code of Business Conduct and Ethics Policy in May 2004, which was revised on December 9, 2008, that is applicable to all its directors, senior management and employees. The Code of Business Conduct and Ethics Policy contains general guidelines for conducting the business of the Company. The text of the Code of Business Conduct and Ethics Policy is posted on our internet website at http://www.cyilimited.com/invest_govt.asp. Since adoption of the Company’s Code of Business Conduct and Ethics Policy, the Company has not granted any waivers or exemption therefrom.

ITEM 16C.	PRINCIPAL ACCOUNTANTS FEES AND SERVICES.
     The following table sets forth the total remuneration that was billed to the Company and Yuchai by their independent accountants, KPMG, for each of our previous two fiscal years:

	Audit fees	Audit-related fees	Tax fees	Others	Total
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)

2006	22,484	69	—	—	22,553
2007	12,986	—	—	—	12,986

*	There was an increase in the 2006 audit fee by Rmb10.05 million from the amount previously disclosed in our annual report for fiscal year 2006 as such additional fee was only billed after the filing of our annual report for fiscal year 2006.
     We appointed KPMG LLP in Singapore as our independent auditors with effect from December 12, 2006. This appointment was made at the Special General Meeting of our shareholders in December 2006.
     The report of our previous independent auditors, KPMG Hong Kong, on our consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or application of accounting principles. However, KPMG Hong Kong’s report on our consolidated financial statements as of and for the years ended December 31, 2005 and 2004 had also contained an emphasis paragraph stating that “the Company recognized a provision for uncollectible loans to a related party in the amount of Rmb 203 million as of December 31, 2005.”
     In connection with the audits of the two fiscal years ended December 31, 2005 and 2004 and through November 6, 2006, there were no disagreements with KPMG Hong Kong on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Hong Kong, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. There were no reportable events as defined in Item 304(a) (1) (v) of Regulation S-K at the time our previous independent auditors resigned.
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
     The Company’s Audit Committee has pre-approved the terms of KPMG’s engagement by the Company for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes Oxley Act of 2002, to be performed for the Company for fiscal year 2007.

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

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File no. 33-86162)).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004, or Form 20-F FY2003).

4.9	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.10	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.11	Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

4.12	Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.13	Cooperation Agreement among the Registrant, Yuchai, Coomber and Guangxi Yuchai Machinery Group Company Limited, dated June 30, 2007 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on July 5, 2007 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant. (Filed herewith)

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)
The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA YUCHAI INTERNATIONAL LIMITED
	By:	/s/ Teo Tong Kooi
	Name:	Teo Tong Kooi
	Title:	President and Director

Date: January 30, 2009

Exhibit Index

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of China Yuchai International Limited or the Registrant (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed by the Registrant on December 8, 1994 (File No. 33-86162), or the Form F-1).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment no. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-013522), or Form 20-F FY2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited, or Yuchai, and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162)).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form F-1, filed by the Registrant on December 15, 1994 (File No. 33-86162)).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File no. 33-86162)).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004, or Form 20-F FY2003).

4.9	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

Exhibit
Number	Description of Exhibit

4.10	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.11	Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

4.12	Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.13	Cooperation Agreement among the Registrant, Yuchai, Coomber and Guangxi Yuchai Machinery Group Company Limited, dated June 30, 2007 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on July 5, 2007 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant. (Filed herewith)

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)
The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

CHINA YUCHAI INTERNATIONAL LIMITED
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2006 AND 2007
Index to Financial Statements
China Yuchai International Limited

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
China Yuchai International Limited:
We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on China Yuchai International Limited’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Certain material weaknesses have been identified and included in management’s assessment related to China Yuchai International Limited’s (1) insufficient U.S. GAAP knowledge and resources, (2) equity method accounting, (3) financial statement closing process, (4) related party transactions, (5) inventory data maintenance, (6) selling price maintenance, (7) information technology, (8) provision for warranty costs and (9) approvals and authorizations.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Yuchai International Limited as of December 31, 2006 and 2007 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the years then ended. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated January 30, 2009, which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, China Yuchai International Limited has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by COSO.
We do not express an opinion or any other form of assurance on management’s statements referring to remediation measures to address material weaknesses in internal control over financial reporting.
/s/ KPMG LLP
Singapore
January 30, 2009

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
China Yuchai International Limited
We have audited the accompanying consolidated balance sheets of China Yuchai International Limited and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yuchai International Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
As more fully described in Note 5 and Note 34 to the consolidated financial statements, on December 25, 2007 a subsidiary of the Company purchased a 100% equity interest in Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) from certain related parties in contemplation of the settlement of loans due from Yuchai Marketing Company Limited (YMCL), which is also a related party. The recoverability of the loans due from YMCL was previously considered impaired and a loss provision and corresponding valuation allowance in the amount of Rmb 203 million was recognized during the year ended December 31, 2005. Although management of the Company has concluded the subsidiary of the Company is the legal owner of the shares in Yulin Hotel Company and the subsidiary also bears the risks and rewards of ownership in the corresponding operations of Yulin Hotel Company as of December 25, 2007, the transfer of the equity interest was subject to the approval of the appropriate government regulatory agency in the People’s Republic of China. Consequently, no recovery for the previously recorded impairment loss on the loans due from YMCL has been recognized in the Company’s consolidated financial statements as of December 31, 2007. The approval was subsequently obtained on January 13, 2009.
The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into U.S. dollars for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into U.S. dollars on the basis set forth in Note 3(i) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 30, 2009, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG LLP
Singapore
January 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
China Yuchai International Limited
We have audited the accompanying consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows of China Yuchai International Limited and subsidiaries for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of China Yuchai International Limited and subsidiaries for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
As further described in Note 2(b) to the consolidated financial statements, the consolidated financial statements of the Company for the year ended December 31, 2005 were restated for the correction of certain accounting errors.
As described in Note 5 to the consolidated financial statements, the Company recognized a provision for uncollectible loans to a related party in the amount of Rmb203 million as of December 31, 2005.
/s/ KPMG
Hong Kong
August 4, 2006, except as to Note 2(b) which is as of May 15, 2008

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Rmb and US$ amounts expressed in thousands, except per share data)

			Years ended December 31,
	Note		2005	2006	2007	2007
			Rmb	Rmb	Rmb	US$
Revenues, net(a)	3(k),27,28,33	(a)	5,816,740	6,920,528	9,556,303	1,398,224
Cost of goods sold(a)	4, 27		(4,673,357)	(5,648,407)	(7,611,585)	(1,113,684)

Gross profit			1,143,383	1,272,121	1,944,718	284,540
Research and development costs	3(m)		(123,793)	(167,653)	(153,146)	(22,407)
Selling, general and administrative expenses (a)	3(m),4,14,27		(793,153)	(801,830)	(951,589)	(139,231)
Provision for uncollectible loans to a related party	5		(202,950)	—	—	—
Gain on transfer of land use rights to a related party	27		2,533	1,841	1,573	230

Operating income			26,020	304,479	841,556	123,132
Interest expense	6, 28		(70,527)	(117,491)	(125,244)	(18,325)
Equity in net income/(loss),net of affiliates	17		(6,032)	(22,449)	14,048	2,055
Other income, net(a)	7,27		25,449	38,856	53,554	7,836

Earnings/(loss) before income taxes and minority interests			(25,090)	203,395	783,914	114,698
Income taxes	8		(10,148)	(30,466)	(68,518)	(10,025)

Income/(loss) before minority interests			(35,238)	172,929	715,396	104,673
Minority interests in (income)/loss of consolidated subsidiaries			2,947	(61,645)	(189,927)	(27,789)

Net income/(loss)			(32,291)	111,284	525,469	76,884

			Years ended December 31,
	Note		2005	2006	2007	2007
			Rmb	Rmb	Rmb	US$
Earnings/ (loss) per common share
Basic	3	(l)	(0.89)	2.99	14.10	2.06

Diluted	3	(l)	(0.89)	2.99	14.10	2.06

Weighted average number of shares
Basic	3	(l)	36,459,635	37,267,673	37,267,673	37,267,673

Diluted	3	(l)	36,459,635	37,267,673	37,267,673	37,267,673

(a)	Includes the following income and expenses resulting from transactions with related parties in addition to those indicated above (see Notes 5 and 27)

	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Revenues, net	7,646	86,652	94,901	13,885
Cost of goods sold	(417,816)	(592,535)	(573,926)	(83,974)
Selling, general and administrative expenses	(186,759)	(124,376)	(149,964)	(21,942)
Other income, net	11,922	10,622	11,664	1,707
See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(Rmb and US$ amounts expressed in thousands, except per share data)

		As of December 31,
	Note	2006	2007	2007
		Rmb	Rmb	US$
ASSETS

Current assets
Cash and cash equivalents	33(g)	745,933	520,945	76,222
Trade accounts and bills receivable, net	9	1,480,918	3,107,785	454,714
Amounts due from related parties	10, 27	158,512	143,652	21,018
Loans receivable from a related party, net	5	2,050	2,050	300
Loans to customers, net	11	11,486	3,361	492
Inventories	12	1,565,183	1,647,025	240,983
Prepaid expenses		93,977	31,752	4,646
Other receivables, net	13	140,069	97,074	14,203
Income taxes recoverable		10,750	27,990	4,095
Deferred income taxes	8	112,779	114,361	16,733

Total current assets		4,321,657	5,695,995	833,406

Property, plant and equipment, net	14, 34	1,795,405	2,158,246	315,782
Construction in progress	15	288,559	184,921	27,057
Lease prepayments	16, 34	124,944	168,002	24,581
Investments in affiliates	17	508,246	505,009	73,890
Other investments	17	640,192	615,201	90,013
Goodwill	3(n)	212,636	218,311	31,942
Deferred income taxes	8	69,718	33,499	4,901

Total assets		7,961,357	9,579,184	1,401,572

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	18(a)	1,009,134	819,164	119,855
Amounts due to the holding company	27	3,226	5,278	772
Amounts due to related parties	5, 10, 27	77,911	380,521	55,676
Trade accounts payable		2,132,798	2,509,962	367,243
Income taxes payable		1,789	5,663	829
Accrued expenses and other liabilities	20	639,350	946,675	138,512

Total current liabilities		3,864,208	4,667,263	682,887
Long-term bank loans, excluding current installments	18(b)	675,454	767,929	112,359

Total liabilities		4,539,662	5,435,192	795,246

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER, 2006 AND 2007 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

		As of December 31,
	Note	2006	2007	2007
		Rmb	Rmb	US$
Total liabilities brought forward		4,539,662	5,435,192	795,246

Minority interests		693,296	849,527	124,299

Stockholders’ equity

Common stock		31,945	31,945	4,674
Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 37,267,673 shares at December 31, 2006 and 2007
Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2006 and 2007		—	—	—
Contributed surplus		1,692,251	1,692,251	247,601
Statutory reserves	22	267,586	270,339	39,555
Accumulated other comprehensive income, net		85,643	154,580	22,617
Retained earnings		650,974	1,145,350	167,580

Total stockholders’ equity		2,728,399	3,294,465	482,027
Commitments and contingencies	5, 23, 24	—	—	—

Total liabilities, minority interests and stockholders’ equity		7,961,357	9,579,184	1,401,572

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME/(LOSS)
FOR YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Rmb and US$ amounts expressed in thousands, except per share data)

						Accumulated
						other	Total
		Common	Contributed	Statutory	Retained	comprehensive	stockholders’
	Note	stock	surplus	reserves	earnings	income	equity
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2005		30,349	1,486,934	266,229	699,572	—	2,483,084

2005
Net loss		—	—	—	(32,291)	—	(32,291)

Net unrealized gains on investment securities held by an affiliate, net of nil tax		—	—	—	—	38,869	38,869
Foreign currency translation adjustments, net of nil tax		—	—	—	—	(10,018)	(10,018)

Comprehensive loss							(3,440)

Transfer to statutory reserves	22	—	—	357	(357)	—	—
Shares issued in connection with
— Conversion of convertible debt into 1,927,673 common shares	19	1,596	205,317	—	—	—	206,913
Dividend declared (US$0.39 per share)		—	—	—	(120,294)	—	(120,294)

Balance at December 31, 2005		31,945	1,692,251	266,586	546,630	28,851	2,566,263
2006
Net income		—	—	—	111,284	—	111,284
Net unrealized gains on investment securities, net of nil tax and reclassification adjustments(a)		—	—	—	—	56,840	56,840
Net unrealized gains on investment securities held by an affiliate, net of nil tax		—	—	—	—	3,201	3,201
Foreign currency translation adjustments, net of nil tax		—	—	—	—	(3,249)	(3,249)

Comprehensive income							168,076

Transfer to statutory reserves	22	—	—	1,000	(1,000)	—	—
Dividend declared (US$0.02 per share)		—	—	—	(5,940)	—	(5,940)

Balance at December 31, 2006		31,945	1,692,251	267,586	650,974	85,643	2,728,399

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME/(LOSS)
FOR YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Rmb and US$ amounts expressed in thousands, except per share data)

						Accumulated
						other	Total
		Common	Contributed	Statutory	Retained	comprehensive	stockholders’
	Note	stock	surplus	reserves	earnings	income	equity
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
2007
Net income		—	—	—	525,469	—	525,469
Net unrealized gains on investment securities, net of nil tax (a)		—	—	—	—	80,612	80,612
Net unrealized gains on investment securities held by an affiliate, net of nil tax		—	—	—	—	13,283	13,283
Foreign currency translation adjustments, net of nil tax		—	—	—	—	(24,958)	(24,958)

Comprehensive income							594,406

Transfer to statutory reserves	22	—	—	2,753	(2,753)	—	—
Dividend declared (US$0.10 per share)		—	—	—	(28,340)	—	(28,340)

Balance at December 31, 2007		31,945	1,692,251	270,339	1,145,350	154,580	3,294,465

Balance at December 31, 2007 (in US$)		4,674	247,601	39,555	167,580	22,617	482,027

(a) Components of net unrealized gains on investment securities:						2006	2007
Unrealized holdings gains arising during the year						97,332	98,090
Redemption of investment securities in an affiliate taken to net income						(19,550)	(17,478)
Investment in affiliate upon conversion (Note 17 (b)(i))						(20,942)	—

Net unrealized gains on investment securities						56,840	80,612

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Cash provided by operating activities

Net income/ (loss)	(32,291)	111,284	525,469	76,884

Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
— Depreciation and amortization of property, plant and equipment	141,333	142,860	223,304	32,673
— Lease prepayment charged to expense	3,339	3,328	4,702	688
— Provision for uncollectible loans to a related party	202,950	—	—	—
— Impairment of property, plant and equipment	—	2,346	781	114
— Loss on disposal of property, plant and equipment	10,474	1,598	5,926	867
— Gain on transfer of land use rights to a related party	(2,533)	(1,841)	(1,573)	(230)
— Deferred income tax expense/(benefit)	(20,050)	(19,996)	34,637	5,068
— Provision for losses/(recoveries) on guarantees	12,318	(7,410)	(4,237)	(620)
— Equity in losses/(income) of affiliates, net	6,032	21,261	(14,048)	(2,055)
— Dividend received from other investments	7,815	—	—	—
— Minority interests	(2,947)	61,645	189,927	27,789
— Gain on redemption of other investments	—	(28,457)	(17,478)	(2,557)
— Loss on dilution of investments in affiliates	—	1,188	2,591	378
— Net loss/(gain) on changes in fair value of embedded derivatives	—	3,617	(6,139)	(898)
— Exchange loss on financing activities	—	38,388	38,622	5,651
— Bad debt expense/(credit)	25,587	21,582	(11,008)	(1,611)

(Increase)/decrease in assets
— Inventories	(321,890)	103,252	(81,842)	(11,975)
— Amounts due from related parties, net	(115,074)	77,401	52,088	7,621
— Trade accounts and bills receivable	(328,875)	(323,647)	(1,615,859)	(236,423)
— Prepaid expenses	(79,757)	44,345	62,225	9,104
— Other receivables, net	(20,237)	(4,417)	50,804	7,433
— Loans to customers, net	(7,904)	(3,582)	8,125	1,189

— Income taxes recoverable/(payable), net	(67,232)	32,885	(13,366)	(1,956)

Increase/(decrease) in liabilities
— Trade accounts payable	710,726	332,355	377,164	55,185
— Accrued expenses and other liabilities	112,828	25,236	271,687	39,752
— Amount due to holding company	158	(1,075)	2,052	300

Net cash provided by operating activities	234,770	634,146	84,554	12,371

Cash flow from investing activities
Purchase of property, plant and equipment and construction in progress (includes interest capitalized)	(515,359)	(323,781)	(265,258)	(38,811)
Proceeds from disposal of property, plant and equipment	3,826	2,134	5,236	766
Proceeds from disposal of land use rights	3,580	2,394	2,125	311
Repayment of loans by a related party	205,000	—	—	—
Loans to a related party	(205,000)	—	—	—
Purchase of investments	(161,358)	(923,101)	—	—
Proceeds from disposal of other investments	—	—	773	113
Prepayments for land use right	—	(59,497)	(31)	(4)
Proceeds from redemption of investment securities	—	11,907	88,652	12,971

Net cash used in investing activities	(669,311)	(1,289,944)	(168,503)	(24,654)

Cash flow from financing activities
Proceeds from short-term bank loans	1,188,178	974,978	649,164	94,982

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Proceeds from long-term bank loans	50,000	687,473	197,044	28,830
Proceeds from issuance of convertible debt	206,913	—	—	—
Repayments of short-term and long term bank loans	(805,343)	(962,835)	(933,533)	(136,589)
Dividends paid by subsidiaries to minority stockholders	(66,677)	(23,036)	(22,316)	(3,265)
Dividends paid to stockholders	(120,294)	(5,940)	(28,340)	(4,147)
Capital contributions from minority interests	—	—	2,920	427

Net cash provided by/(used in) financing activities	452,777	670,640	(135,061)	(19,762)

Effect of foreign currency exchange on cash and cash equivalents	(4,713)	(5,104)	(5,978)	(874)
Net increase/(decrease) in cash and cash equivalents	13,523	9,738	(224,988)	(32,919)
Cash and cash equivalents at beginning of year	722,672	736,195	745,933	109,141

Cash and cash equivalents at end of year	736,195	745,933	520,945	76,222

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Supplemental disclosures of cash flow information

Cash paid during the year for:
— Interest, net of amount capitalized	70,527	117,491	125,860	18,415
— Income taxes	97,431	21,012	47,247	6,913

Significant non-cash investing and financing transactions
During 2005, the convertible debt issued was converted to 1,927,673 ordinary shares of the Company (see Note 19).
During 2006, the Company settled the amounts payable for the acquisitions of certain new debt and equity securities issued by an affiliated company and the amounts receivable from redemption of its existing investment in debt securities of the same affiliated company with a net cash payment of S$5.3 million by the Company (see Note 17(b)).
On December 25, 2007, the Company acquired a 100% equity ownership interest in Yulin Hotel Company from a related party for Rmb245.6 million. As of December 31, 2007, the related purchase consideration had not yet been settled (see Notes 5 and 34).
See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
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

Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) (previously known Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited) and Yuchai Express Guarantee Co., Ltd (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion, expected to be in 2009. As at December 31, 2007, Yuchai held an equity interest of 71.83%, 97.14% and 76.92% respectively in these companies. As at December 31, 2006 and 2007, YMMC had direct controlling interests in twenty-one and twenty-five subsidiaries respectively, which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC. In December 2007, Yuchai purchased a fourth subsidiary, Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) (see Note 34).

In March 2005, the Company acquired 14.99% of the ordinary shares of Thakral Corporation Ltd (“TCL”). TCL is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Three directors out of eleven directors on the board of TCL are appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of TCL, management has concluded that the Company has the ability to exercise significant influence over the operating and financial policies of TCL. Consequently, the Company’s consolidated financial statements include the Company’s share of the results of TCL, accounted for under the equity method. The Company acquired an additional 1.00% of the ordinary shares of TCL in September 2005. As a result of the rights issue of 87,260,288 rights shares on February 16, 2006, the Company’s equity interest in TCL increased to 19.36%. On August 15, 2006, the Company exercised its right to convert all of its 52,933,440 convertible bonds into 529,334,400 new ordinary shares in the capital of TCL. Upon the issue of the new shares, the Company’s interest in TCL has increased to 36.61% of the total issued and outstanding ordinary shares. During the year ended December 31, 2007, the Company did not acquire new shares in TCL. However, as a result of conversion of convertible bonds into new ordinary shares by TCL’s third party bondholders, the Company’s interest in TCL was diluted to 34.42%.

On February 7, 2006, the Company acquired 29.13% of the ordinary shares of HL Global Enterprises Limited (formerly known as HLG Enterprise Limited (“HLGE”). HLGE is a public company listed on the main board of the Singapore Exchange. HLGE is primarily engaged in investment holding, and through its group companies, invests in rental property, hospitality and property developments in Asia. On November 15, 2006, the Company exercised its right to convert all of its 196,201,374 non-redeemable convertible cumulative preference shares into 196,201,374 new ordinary shares in the capital of HLGE. Upon the issue of the new shares, the Company’s equity interest in HLGE has increased to 45.42% of the enlarged total number of ordinary shares in issue. Three directors out of seven directors on the board of HLGE are appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of HLGE, management has concluded that the Company has the ability to exercise significant influence over the operating and financial policies of HLGE. Consequently, the Company’s consolidated financial statements include the Company’s share of the results of HLGE, accounted for under the equity method. During the year ended December 31, 2007, the Company did not acquire new shares in HLGE. However, new ordinary shares were issued by HLGE arising from the third party’s conversion of non-redeemable convertible cumulative preference shares, and the Company’s interest in HLGE was diluted to 45.39%.

2	General
(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”).

(b)	Restatement of 2005 consolidated financial statements
The Company’s consolidated financial statements for the year ended December 31, 2005 were previously restated on May 30, 2008 to reflect certain adjustments to correct accounting errors for such period. The most significant adjustment was to correct accounting errors for the understatement of accounts payable of Rmb167.8 million by Yuchai at December 31, 2005. The accompanying 2005 consolidated financial statements reflect those previously restated financial statements of the Company and its subsidiaries.

3	Summary of significant accounting policies and practices
(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and those entities that the Company has determined that it has a direct or indirect controlling financial interest in (collectively, referred to as the “Group”). All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates the Group’s relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board (the “FASB”) Interpretation (“FIN”) No. 46 (R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”) and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Group is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46(R). The Group was not the primary beneficiary of any variable interest entities during the three years ended December 31, 2007.

(b)	Cash and cash equivalents
Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, management considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Group’s cash is restricted as to withdrawal. See Note 29 for discussion of restrictions on the Renminbi.

(c)	Trade accounts receivable, loans receivable and bills receivable, net
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

The Group sells trade accounts and bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the trade accounts receivable. Sales of the trade accounts receivable are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Accordingly, trade accounts and bills receivable are derecognized, and a discount equal to the difference between the carrying value of the trade accounts and bills receivable and cash received is recorded. The Group received proceeds from the sales of the trade accounts and bills receivable of Rmb3,423,296, Rmb4,485,221 and Rmb4,403,828 (US$644,343), for the years ended December 31, 2005, 2006 and 2007, respectively. The Group has recorded discounts totaling Rmb44,362, Rmb54,720 and Rmb75,193 (US$11,002) in respect of sold trade accounts and bills receivable for the years ended December 31, 2005, 2006 and 2007, respectively, which has been included in interest expense.

Loans receivables primarily relate to initial working capital financing provided to Yuchai Marketing Company Limited (“YMCL”), a related party (see Note 5). The allowance for doubtful accounts is management’s best estimate of the amount of credit losses in these existing loans. A loan is considered impaired pursuant to FASB Statement No.114, “Accounting by Creditors for Impairment of a Loan”. A loan is impaired if it is probable that the Company will not collect all principal and interest contractually due. The Company does not accrue interest when a loan is considered impaired. The Company has elected to recognize interest income on a cash basis.

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
Property, plant and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over their estimated useful lives of the assets, taking into account their estimated residual value. The estimated useful lives are as follows:

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
The fair value of a guarantee provided by the Group for the obligation of others is recognized at fair value at inception as a liability in accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees including Indirect Guarantees of Indebtedness of Others”. If the guarantee was issued in a stand-alone transaction for a fee, the fair value of the liability recognized generally would offset the cash received by the Group, which is included in “Accrued expenses and other liabilities” and amortized to revenue over the period of guarantee.

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

(h)	Investments
Affiliates

An affiliate is an entity in which the Company or the Group has the ability to exercise significant influence in its financial and operating policy decisions, but does not have a controlling financial interest. Investments in affiliates are accounted for using the equity method. The Group’s share of earnings and losses of affiliate, adjusted to eliminate intercompany gains and losses and to account for the difference between the cost of investment and the underlying equity in net assets of the affiliates, is included in the consolidated results.

Management assesses impairment of its investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. A loss in value of investments in affiliate which is considered other than a temporary decline is recognized as an impairment charge.

Other investments

Investments in available-for-sale securities, including convertible preference shares of an affiliate that are mandatorily redeemable, are carried at fair value. Unrealized holding gains and losses, net of related tax effect, on available-for-sale securities are included in accumulated other comprehensive income/(loss), a separate component of stockholders’ equity, until realized. Realized gains and losses from the disposal of available-for-sale securities are determined on a specific-identification basis.

Investments in convertible preference shares of an affiliate that are neither mandatorily redeemable by the issuer nor redeemable at the option of the investor, and that do not have a readily determinable fair value are accounted for under the cost method.

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

The Company’s reporting currency is the Renminbi. Assets and liabilities of the Company and its subsidiaries whose functional currency is not the Renminbi are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements are recorded in accumulated other comprehensive income/(loss), a separate component within stockholders’ equity. Cumulative translation adjustments are recognized as income or expenses upon disposal or liquidation of foreign subsidiaries and affiliates.

For the US dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts have been translated into U.S. dollars at the rate of Rmb 6.8346 = US$1.00, the rate quoted by the PBOC at the close of business on December 31, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on December 31, 2008 or any other date.

(j)	Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statements of operations in the period that includes the enactment date.

Beginning with the adoption of FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense, and penalties in selling, general and administrative expenses in the consolidated statements of operations.

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

(l)	Earnings/(loss) per share
Basic earnings/(loss) per share is computed by dividing income/(loss) attributable to common shares by the weighted average number of common shares outstanding for the period. Diluted earnings/(loss) per share is calculated by dividing net earnings/(loss) by the weighted average number of common shares outstanding and the number of additional common shares that would be outstanding if any potential common shares that are dilutive are issued. For 2005, the convertible debt issued by the Company was outstanding and no adjustment has been made as the effect would have been anti-dilutive.

The Company’s basic and diluted earnings/(loss) per share are as follows:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Net income/(loss) attributable to common shares	(32,291)	111,284	525,469	76,884

Earnings/(loss) per share
— Weighted average common shares outstanding during the year
Basic	36,459,635	37,267,673	37,267,673	37,267,673
Diluted	36,459,635	37,267,673	37,267,673	37,267,673

— Earnings/(loss) per common share
Basic	(0.89)	2.99	14.10	2.06
Diluted	(0.89)	2.99	14.10	2.06

There were no potentially dilutive common shares during the years ended December 31, 2006 and 2007.

(m)	Advertising, research and development costs
Advertising, research and development costs are expensed as incurred. Advertising costs included in “Selling, general and administrative expenses”, amounted to Rmb45,291, Rmb42,636 and Rmb17,248 (US$2,524) respectively, for the years ended December 31, 2005, 2006 and 2007.

Research and development expenses are shown net of government subsidies of Rmb5,915, Rmb7,858 and Rmb4,730 (US$692) for the years ended December 31, 2005, 2006 and 2007, respectively.

(n)	Goodwill
Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but instead is tested for impairment at least annually or whenever certain circumstances indicate a possible impairment may exist. Management evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon discounted future cash flows. In the case that the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of reporting unit’s goodwill is lower than its carrying amount, goodwill is considered impaired and is written down to its implied fair value. The results of the impairment testing in 2005, 2006 and 2007 did not result in any impairment of goodwill.

(o)	Product warranty
The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. Warranties extend for a duration (generally 12 months to 24 months) or mileage (generally 80,000 kilometers to 250,000 kilometers), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated balance sheet. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

(p)	Use of estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of long-lived assets including goodwill, estimated fair value of investments and other financial instruments, realizable values for inventories, valuation allowances for receivables and loans to related parties, obligations for warranty costs, and probable losses on loan guarantees of YEGCL. Actual results could differ from those estimates.

(q)	Impairment of long-lived assets, other than goodwill
Long-lived assets to be held and used, such as property, plant and equipment and construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

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

(t)	Leases
Where the Company has the use of assets under operating leases, payments made under the leases are recognized in the consolidated statement of operations on a straight-line basis over the term of the lease. Lease incentives received are recognized in the consolidated statement of operations as an integral part of the total lease payments made. Contingent rentals are charged to the consolidated statement of operations in the accounting period in which they are incurred.

(u)	Comparative information
Certain immaterial presentation corrections have been made to prior year’s financial statements to conform to presentation used in the current year. These include re-presentation of summarized financial statements for an affiliate.

(v)	Recently issued accounting standards
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

In June 2007, the FASB ratified EITF Issue No.07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. The EITF requires non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting R&D activities should be recorded as an asset and recognized as an expense when the R&D activities are performed. The EITF is to be applied prospectively to new contractual arrangements entered into beginning in fiscal 2009. The Company currently recognizes these non-refundable advanced payments, if any, as an expense upon payment. The adoption of EITF 07-3 is not expected to have a significant effect on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), or SFAS No. 141R, “Business Combination” which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The impact of the adoption of SFAS No. 141R on the Company’s consolidated financial positions and consolidated results of operations is dependent upon the specific terms of any applicable future business combinations.

In December 2007, the FASB issued SFAS No. 160, “Non Controlling Interests in Consolidated Financial Statements—Amendments of ARB No. 51”. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterised as non controlling interests and classified as a component of equity. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. The Company is required to adopt this statement in the first quarter of fiscal year 2009 and management is currently assessing the impact of adopting SFAS No. 160. Earlier adoption is prohibited. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Management is presently evaluating the impact of the newly required disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement applies to all entities and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company intends to provide the additional disclosures under this Statement in fiscal 2009 if it applies.

In June 2008, the FASB issued FASB Staff Position (“FSP”) no. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-6-1). EITF 03-6-1 clarifies whether instruments granted in share-based payment transactions should be included in the computation of EPS using the two-class method prior to vesting. The Company is in the process of analyzing the impact of FSP EITF03-6-1, which is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the initial adoption of FSP EITF 03-6-1 to have a material impact on its 2009 financial statements.

4	Depreciation and amortization, sales commissions, and shipping and handling expenses

Depreciation and amortization of property, plant and equipment are included in the following captions:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Cost of goods sold	90,354	94,215	163,909	23,982
Selling, general and administrative expenses	50,979	48,645	59,395	8,691

	141,333	142,860	223,304	32,673

Sales commissions to sales agents are included in the following caption:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expenses	39,372	32,172	58,719	8,591

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expenses	126,813	116,570	154,807	22,650

5	Provision for uncollectible loans to a related party and subsequent contingent recovery

The amount represents the recognition of specific impairment provisions totaling Rmb202,950 on the loans with an aggregate principal amount of Rmb205 million due from Yuchai Marketing Company Limited (“YMCL”) as of December 31, 2005. YMCL is wholly owned by Coomber Investment Limited (“Coomber”), a shareholder of the Company and State Holding Company (collectively, the “Chinese Shareholders”).

In March and May 2004, Yuchai granted interest-free advances to YMCL at the request of Yuchai’s PRC directors to provide YMCL with initial working capital for its start-up activities. YMCL was set up with the intention of offering a complementary range of services including spare parts distribution, insurance, vehicle financing and warranty servicing. These advances were provided with the approval of the previous Chairman of Yuchai but without prior approval by the majority of the shareholders of Yuchai.

On December 2, 2004, these advances were converted into formal loans and written agreements and were executed between Yuchai and YMCL through an authorized financial institution in the PRC. Under the terms of the loan agreements, the loans were payable in their entirety on December 2, 2005 and interest, at the rate of 5.58% per annum, was payable on a monthly basis. Further, the loans were secured by guarantees given by the Chinese Shareholders. Interest income of Rmb11,922, Rmb10,512 and Rmb11,548 (US$1,690) was received and recognized in 2005, 2006 and 2007, respectively (see Note 7).

Because the loans had already been disbursed, the Chinese Shareholders had issued guarantees for these loans, and the Company’s relationship with the Chinese Shareholders was improving, the Directors of Yuchai believed that it was in the Company’s and Yuchai’s best interest to ratify the loans. Consequently, the loans were ratified by the Board of Directors of Yuchai in April 2005.

In 2005, the Company discussed with the Chinese Shareholders the possibility of converting the loans into an equity investment in YMCL, subject to the Yuchai board’s approval. This potential alternative was incorporated within the terms of the reorganization agreement entered into by the Company with Yuchai and Coomber on April 7, 2005 (“Reorganization Agreement”).

When the loans became due in December 2005, Yuchai was requested to extend the maturity date for the loans. However, the Company and Yuchai had been unable to access the financial statements of YMCL. Consequently, the Directors from the Company’s and Yuchai’s boards had doubts about YMCL’s ability to repay the loans. However, the Company’s and Yuchai’s board of directors considered the request to extend the loans based on representations received from the Chinese Shareholders and management of YMCL concerning their respective abilities and intentions to repay the loans and honor their guarantees, and therefore agreed to extend the repayment date of the loans for an additional year. The extension of the loans was approved by the Board of Directors of Yuchai on December 2, 2005. An agency bank was appointed under PRC requirements to administer the Rmb205 million loans and the legal method requires such loans to be repaid and the funds re-disbursed. The new loans carry the same terms, including scheduled maturity on December 1, 2006. New guarantees were also granted by the Chinese Shareholders for these loans. The maturity date of the loans was subsequently extended to June 1, 2007 and further extended to May 30, 2008.

The Company discussed this matter with the Chinese Shareholders and management of YMCL and also considered the financial position and financial resources of the State Holding Company and Coomber. CYI management made an assessment of the future cash flows of the State Holding Company and Coomber and concluded that it was likely they will not be able to honor their respective guarantees in the event YMCL is unable to repay the loans when they become due.

Consequently, at that time, CYI management identified a number of possible courses of action in the event YMCL is unable to repay the loans when they become due. These actions included:
•	Taking actions to force YMCL to liquidate;

•	Retaining portions of future dividends declared by Yuchai and payable to State Holding Company until the guarantee obligations are fulfilled; and

•	Commencing legal action against YMCL and possibly the Chinese Shareholders.
The Company’s management ruled out any form of legal or other enforcement action against the Chinese Shareholders as management believed that Yuchai may not be the first preferred creditor entitled to receive payment of the judgment debt. Moreover, management believed that the process for enforcement of a judgment in China is complex and not as effective when compared with other jurisdictions. In addition, management believed that the commencement of legal or other enforcement actions would likely lead to a deterioration in relations with the Chinese Shareholders which could have a materially adverse impact on the Company’s investment in Yuchai and could lead to the impairment of shareholder value of the Company. Consequently, management believed that it was beneficial to the Company’s shareholders for management to continue their dialogue and seek other possible arrangements with YMCL, Coomber and State Holding Company to resolve the repayment of the Rmb205 million loans rather than for it to resort to legal and enforcement actions described above.

In July 2007, Yuchai’s Board of Directors agreed in principle to a proposal by the State Holding Company to settle the loans due from YMCL, along with various other accounts receivable from YMCL (collectively, the “receivables”), by forgiving the receivables in exchange for the transfer of 100% of the equity ownership in a hotel in Yulin, PRC and YMCL’s central office building in Guilin, PRC. On December 25, 2007, Yuchai, pursuant to the execution of a share transfer contract with YMCL, Coomber and State Holding Company, acquired all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) for Rmb245.6 million. As of December 31, 2007 the purchase consideration for this acquisition had not been settled and is included in “Amounts due to related parties” on the consolidated balance sheet. Agreements were entered into by Yuchai on March 31, 2008 to effect the repayment of the Rmb205 million loans against the liability of Rmb245.6 million arising from the purchase of 100% equity interest in Yulin Hotel Company with the balance settled through offset of certain trade receivables due from YMCL, the Guarantors and other related parties. Under the terms of these agreements, Yuchai’s purchase price obligation of Rmb245.6 million was legally extinguished through the offsetting of this liability.

As of December 31, 2007, the transfer of the 100% equity interest in Yulin Hotel Company was subject to approval from the provincial government regulatory agency in charge of state-owned assets administration in China. Yuchai’s Board of Directors and shareholders had approved an extension of time for obtaining of approval from November 30, 2008 to June 30, 2009 failing which, Yuchai would have had the right to sell to the State Holding Company, who would have been obligated to buy, 100% of the equity in Yulin Hotel Company at the original purchase price of Rmb245.6 million. This condition is contained in a guarantee letter provided by the original shareholders of Yulin Hotel Company. However, management of the Company was uncertain whether State Holding Company had the financial ability to purchase Yulin Hotel Company for the full contractual amount of Rmb245.6 million. Consequently, no recovery of the previously recorded impairment loss on the loans due from YMCL has been recognized in the Company’s consolidated financial statements as of December 31, 2007. Such recovery will only be recognized in the Company’s consolidated financial statements in the period when a) approval is obtained from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company, or b) the Company is able to resolve the uncertainty about the recovery through other means. On January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company.

An analysis of the allowance for doubtful loans for 2005, 2006 and 2007 is as follows:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	—	202,950	202,950	29,695
Add: Charge to consolidated statements of operations	202,950	—	—	—
Less: Write-offs	—	—	—	—

Balance at end of year	202,950	202,950	202,950	29,695

6	Interest cost

The Group capitalizes interest charges as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2005, 2006 and 2007:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Interest cost capitalized	20,991	18,057	12,367	1,809
Interest cost charged to consolidated statements of operations	70,527	117,491	125,244	18,325

Total interest cost incurred	91,518	135,548	137,611	20,134

7	Other income, net

Other income, net consists of:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Interest income	21,744	47,124	54,205	7,931
Foreign exchange gain/(loss), net	607	(41,940)	(37,172)	(5,438)
Dividend income from other investments	7,815	—	4,897	717
Rental income	6,078	1,766	1,499	219
Loss on dilution of equity interests in affiliates	—	(1,188)	(2,591)	(379)
Gain on redemption of other investments (Note 17(b)(ii))	—	28,457	17,478	2,557
Net gain/(loss) on changes in fair value of embedded derivatives (Note 17(b))	—	(3,617)	6,139	898
Others, net	(10,795)	8,254	9,099	1,331

	25,449	38,856	53,554	7,836

8	Income taxes

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

PRC income tax

As Yuchai is a sino-foreign enterprise in the Western Region of the PRC that is engaged in an encouraged industry, its PRC statutory income tax rate is 15% in 2005, 2006 and 2007 under the relevant PRC income tax laws.

The PRC income tax rates of Yuchai’s subsidiaries under the relevant PRC income tax laws are 15% to 33% in 2005, 2006 and 2007.

Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2007 of Yuchai was 15%. Since January 1, 2002, Yuchai was subject to tax at a rate of 15% so long as it continued to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law.

In 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law (“CIT law”), which became effective January 1, 2008. Under the CIT law, foreign invested enterprises and domestic companies are subject to a uniform tax rate of 25%. The CIT law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the CIT law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In accordance with a grandfathering provision, the CIT law also provides for a graduated tax rate increase over a five-year period from an existing reduced tax rate to the uniform tax rate of 25%.

In 2008, Yuchai has continued to fulfill the requirements to qualify for an extension to the reduced tax rate of 15% which will continue to 2010 in accordance with transitional arrangements in the CIT law. Subsequent to this, Yuchai can apply for other programs which may be available to provide a reduced rate. In the event that Yuchai is ineligible for either an extension to the existing tax rate reduction or the transitional graduated rates noted above, Yuchai would be subject to tax at a rate of 25%. For all of Yuchai’s subsidiaries that were previously subjected to tax at a rate of 33%, the rate has been lowered to 25% following the CIT law.

The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax will be imposed on dividends paid to CYI, a non-PRC resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize withholding taxes payable for profits accumulated after December 31, 2007 as the Company does not plan to indefinitely reinvest these earnings.

Earnings/(loss) before income taxes and minority interests comprise the following:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
PRC	17,942	292,359	845,239	123,671
Non-PRC	(43,032)	(88,964)	(61,325)	(8,973)

Total	(25,090)	203,395	783,914	114,698

Income tax expense in the consolidated statements of operations consists of:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
PRC
Current tax expense	30,198	50,462	33,881	4,958
Deferred tax expense/(benefit)	(20,050)	(19,996)	34,637	5,067

	10,148	30,466	68,518	10,025

Income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2007 for the following reasons:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Computed “expected” tax expense/(benefit)	(3,764)	30,509	117,587	17,205
Adjustments resulting from:
— Non-deductible expenses related to errors correction (see Note (ii))	10,623	7,795	—	—
— Non-deductible expenses	5,703	4,053	8,411	1,231
— Effect of change in tax law on allowance for doubtful loans to a related party (see Note (iii))	—	—	27,650	4,045
— Tax credits on purchase of property, plant and equipment (see Note (i))	(43,535)	(6,895)	(70,877)	(10,370)
— Tax credits on purchase of property, plant and equipment forfeited	—	—	8,861	1,296
— Tax credits for R& D expense (see Note (i))	—	(10,386)	(11,877)	(1,738)
— Change in valuation allowance	45,231	(6,492)	(34,699)	(5,077)
— Tax rate differential	(4,110)	11,882	18,314	2,680
— Other	—	—	5,148	753

Actual tax expense	10,148	30,466	68,518	10,025

Notes:

(i)	Amounts mainly represent tax credits relating to the purchase of domestic equipment for technological improvement and for approved research and development costs.

(ii)	Amount relates to non-deductible permanent differences from the restatement of the Company’s 2005 financial statements as at May 15, 2008 as such expenses are not expected to be deductible in accordance with PRC regulations.

(iii)	Amount pertains to the elimination of the deferred tax asset previously recognized on a loan loss provision to a related party (see Note 5), which is no longer considered to be a deductible temporary difference due to a change in CIT law in 2007.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2006 and 2007 are presented below:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Trade accounts receivable	36,806	31,836	4,658
Inventories	23,251	19,124	2,798
Property, plant and equipment	26,982	31,407	4,595
Accrued expenses and other liabilities	49,384	68,381	10,005
Tax losses carried forward	5,075	1,152	169
Tax credits	50,434	—	—
Loans to a related party	29,304	—	—

Total gross deferred tax assets	221,236	151,900	22,225

Less: Valuation allowance (see Note (i))	38,739	4,040	591

Net deferred tax assets	182,497	147,860	21,634

Note:

(i)	An analysis of the valuation allowance for 2006 and 2007 is as follows:

	December 31
	2006	2007	2007
	Rmb	Rmb	US$

Balance at beginning of year	45,231	38,739	5,668
Less:

	December 31
	2006	2007	2007
	Rmb	Rmb	US$
Reduction in valuation allowance for forfeited unused tax credits	—	(8,861)	(1,297)
Realization of deferred tax assets in the current year	—	(25,838)	(3,780)
Reduction in valuation allowance for changes in circumstances that caused a change in judgment about the realizability of deferred tax assets	(6,492)	—	—

Balance at end of year	38,739	4,040	591

The following table represents the classification of the Group’s net deferred tax assets:

	December 31
	2006	2007	2007
	Rmb	Rmb	US$
Net deferred tax assets comprise:
Current portion	112,779	114,361	16,733
Non-current portion	69,718	33,499	4,901

	182,497	147,860	21,634

As of December 31, 2007, Yuchai was granted tax credits amounting to Rmb11,877 (US$1,738) in relation to approved research and development costs and Rmb70,877 (US$10,370) relating to the purchase of certain domestic equipment. According to the relevant laws and regulations in the PRC prior to the new CIT law, the amount of credits relating to the purchase of certain domestic equipment entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary for the year compared to the income tax expense of the subsidiary in the year immediately prior to the year the credit was approved. All the approved tax credits, including credits of Rmb50,434 (US$7,379) relating to the purchase of certain domestic equipment carried over from prior years, were fully utilized against current income taxes in 2007, except for Rmb8,861 (US$1,296) that have been forfeited as of December 31, 2007 due to provisions of the new CIT law, which no longer allows such tax credits to be accrued and existing credits unused as of December 31, 2007 are not permitted to be carried forward.

As at December 31, 2007, one of the subsidiaries of the Company had tax loss carry forwards for PRC income tax purposes of Rmb4,608 (US$674), which are available to offset future taxable income, if any, and will expire if unused by 2010. This subsidiary has been loss making since its commencement of operations in 2004 and management deems it more likely than not that the deferred tax assets relating to the tax loss carry forwards as well as other deductible temporary differences of this subsidiary will not be realized. A total valuation allowance of Rmb4,040 (US$591) has been provided for all of its deferred tax assets as at December 31, 2007. The reduction in valuation allowance in 2007 primarily arises from the reversal of a valuation allowance for tax credits of Rmb18,241 carried forward from 2005 that have been utilized in 2007 due to unforseeable positive results actually achieved during the current year, for unused tax credits of Rmb8,861 that were forfeited as of December 31, 2007, and for deferred tax assets of other subsidiaries that were previously loss making but have now become profitable. Management believes that it is more likely than not that the results of future operations in the next four years will generate sufficient taxable income to allow the realization of the tax benefit of the deferred tax assets at December 31, 2007.

The Company and its subsidiaries adopted the provisions of FIN 48 on January 1, 2007, and there was no material effect on the consolidated financial statements. As a result, the Company and its subsidiaries did not record any cumulative effect adjustment related to adopting FIN 48.

As of January 1, 2007, and for the 12-month period ended December 31, 2007, the Company and its subsidiaries did not have any material unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

In the event of under-reporting of taxable income as a result of filing method, that is based on management accounts instead of the audited financial statements, the tax bureau can claw back the underpaid taxes within three years and impose late payment surcharges. If the accumulative underpaid tax would be more than Rmb100, the claw back period could be extended to five years.

In 2006, the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2001 through 2005. The tax bureau did not make any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed. The income tax returns of Yuchai for the years ended December 31, 2005 through 2007 remain subject to examination by the PRC tax authorities. For all other PRC subsidiaries, the income tax returns for the years ended December 31, 2003 through 2007 are open to examination.

9	Trade accounts and bills receivable, net

Trade accounts and bills receivable, net comprise:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Trade accounts receivable	517,130	732,682	107,203
Less: Allowance for doubtful accounts	90,365	64,893	9,495

	426,765	667,789	97,708
Bills receivable	1,054,153	2,439,996	357,006

	1,480,918	3,107,785	454,714

An analysis of the allowance for doubtful accounts for 2005, 2006 and 2007 is as follows:

	December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	107,457	69,047	90,365	13,222
Add:
Charge (credit) to consolidated statements of operations	25,587	21,582	(11,008)	(1,611)
Less:
Written off	(63,997)	(264)	(14,464)	(2,116)

Balance at end of year	69,047	90,365	64,893	9,495

At December 31, 2006 and 2007, gross trade accounts receivable due from a major customer, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”) were Rmb121,336 and Rmb117,728 (US$17,225), respectively. See Note 33(a) for further discussion of customer concentration risk.

As of December 31, 2006 and 2007, no trade accounts receivable was pledged as security under loan arrangements (see Note 18(a)).

10	Amounts due from/(to) related parties

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Amounts due from:

SHC & subsidiaries	54,987	88,207	12,906
YMCL & subsidiaries	96,547	27,459	4,018
Others	6,978	27,986	4,094

Due within one year	158,512	143,652	21,018

An analysis of the allowance for doubtful accounts due from related parties for 2005, 2006 and 2007 is as follows:

	December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	—	—	33,170	4,853
Add:
Charge to consolidated statements of operations in current year	—	33,170	—	—
Less:
Written off	—	—	(3,863)	(565)

Balance at end of year	—	33,170	29,307	4,288

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Amounts due to:
SHC & subsidiaries	64,761	183,595	26,863
YMCL & subsidiaries	3,863	191,184	27,973
HLMS	9,287	5,742	840

Due within one year	77,911	380,521	55,676

Related parties include Guangxi Yuchai Mechanical and Electronics Company (“GYMEC”), Hong Leong Management Services Pte. Ltd. (“HLMS”), TCL, HLGE, YMCL (excluding YMCL loans disclosed in Note 5), State Holding Company (“SHC”) and their subsidiaries and affiliates. At December 31, 2007, the amounts due from/to related parties are unsecured, interest free and arose principally from transactions as disclosed in Note 27 and from the purchase of all of the share capital of Yulin Hotel Company (see Note 34). All amounts due from/to related parties are payable on demand.

In June 2006, YMCL and State Holding Company entered into an agreement with Yuchai to enable Yuchai and its subsidiaries to settle the amounts due from/to YMCL, State Holding Company and their subsidiaries on a net basis, i.e. the balance due from/to YMCL, State Holding Company, their subsidiaries and affiliates as of December 31, 2006 and 2007 were offset for settlement purposes only.

11	Loans to customers, net

Loans to customers, net refers to the designated loans lent by YEGCL through financial institutions to customers. The terms of the loan agreements were designated by the Group. The financial institutions assist the Group to release the principal to the borrowers and collect the repayment on behalf of the Group without bearing the risk of default by customers, if any. The loans carried interest rates ranging from 5.31% to 7.49% per annum and are repayable in installments within one year. The loans are secured and guaranteed by independent third parties.

12	Inventories

Inventories are comprised of:

	December 31
	2006	2007	2007
	Rmb	Rmb	US$
Raw materials	1,058,619	942,798	137,945
Work in progress	24,251	17,647	2,581
Finished goods	482,313	686,580	100,457

	1,565,183	1,647,025	240,983

13	Other receivables, net
Other receivables, net comprise:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
VAT recoverable	66,005	8,063	1,180
Staff loans	6,602	3,406	498
Staff advances	4,803	4,665	682
Amounts due under guarantee contracts, net (see Note 24(d))	15,189	10,440	1,528
Land deposit	5,000	5,000	732
Interest receivable from affiliates	19,658	50,599	7,403
Others	22,812	14,901	2,180

	140,069	97,074	14,203

14	Property, plant and equipment, net
Property, plant and equipment, net comprise:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Buildings, including leasehold improvements	854,241	1,096,622	160,452
Machinery and equipment	2,119,912	2,426,938	355,096
Office and computer equipment	97,342	106,995	15,654

	3,071,495	3,630,555	531,202
Less: Accumulated depreciation and amortization	1,276,090	1,472,309	215,420

Property, plant and equipment, net	1,795,405	2,158,246	315,782

Loss on disposal of property, plant and equipment for the years ended December 31, 2005, 2006 and 2007 is included in “Selling, general and administrative expenses” as follows:

	December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Loss on disposal of property, plant and equipment	10,474	1,598	5,926	867

15	Construction in progress
Construction in progress consists of capital expenditures and capitalized interest charges relating to the construction of facilities and assembly lines projects as follows:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Diesel engine production line and facilities projects	172,278	86,543	12,662
Factories auxiliary facilities	47,680	47,068	6,887
Second foundry	8,704	12,034	1,761
Others	59,897	39,276	5,747

	288,559	184,921	27,057

16	Lease prepayments
The lease prepayments are summarized as follows:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Gross payments for land use rights	155,596	203,127	29,721
Less: Amounts charged to expense	30,652	35,125	5,140

Lease prepayments	124,944	168,002	24,581

The land on which the Group’s buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land. Lease prepayment represents those amounts paid for land use rights to the PRC government. The prepayments are charged ratably to expense over the term of the land use agreement. In the event that land use rights are sold or transferred, the remaining balance of the prepayment is derecognized and any resulting gain or loss is recorded. Lease prepayments charged to expense were Rmb3,339, Rmb3,328 and Rmb4,702 (US$688) for the years ended December 31, 2005, 2006 and 2007, respectively.
17	Investments
(a)	Investments as of December 31, 2006 and 2007 are summarized as follows:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Investments in affiliates under the equity method	508,246	505,009	73,890
Other investments in debt and equity securities of affiliates(see Note 17 (e))	640,192	615,201	90,013

	1,148,438	1,120,210	163,903

(b)	Investments in affiliates accounted for using the equity method as of December 31, 2006 and 2007 are as follows:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Listed:
TCL (see Note (i))	385,583	387,930	56,760
HLGE (see Note (ii))	117,360	112,648	16,482
Unlisted:
Others (see Note (iii))	5,303	4,431	648

	508,246	505,009	73,890

The retained earnings of the Company included accumulated losses of Rmb28,555 and Rmb17,098 (US$2,502) attributable from affiliates as of December 31, 2006 and 2007, respectively.

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

Immediately prior to the conversion, the fair value of the bond host instrument had increased by S$3.3 million (Rmb20,942), which was reclassified from “Accumulated other comprehensive income/(loss)” and included as a part of the cost of the additional equity interest in TCL acquired as a result of the conversion. The decrease in fair value of the embedded conversion option of S$1.2 million (Rmb5,662) has been recorded as a charge in the 2006 consolidated statement of operations. The fair value of the embedded conversion option immediately prior to the conversion of S$7.9 million (Rmb39,984) has also been included in the cost of the additional interest in TCL. The conversion resulted in CYI increasing its interest in TCL by a further 17.25%. As of December 31, 2006, the Company’s equity interest in TCL was 36.61%.

During the year ended 2007, the Company did not acquire new shares in TCL. However, as a result of the conversion of convertible bonds into new ordinary shares by TCL’s third party bondholders, the Company’s interest in TCL has been diluted to 34.42%. The loss in dilution was Rmb2,591 (US$379). As of December 31, 2007, the Company held 898,990,352 shares (2006: 898,990,352 shares) of TCL’s ordinary shares.

As of December 31, 2006 and 2007, the Company’s underlying equity in net assets of TCL exceeded the carrying amount of its investment in TCL by Rmb64,897 and Rmb66,063 (US$9,666), respectively, primarily related to the differences between the fair value and book value of certain assets of TCL at the time of the respective acquisitions.

The fair value, based on the quoted market price, of the TCL shares held by the Company was S$80.9 million (Rmb405,560) and S$49.4 million (Rmb 235,047) as of December 31, 2007 and December 31, 2008 respectively. It is reasonably possible that in 2008 the Company will need to recognize an other than temporary impairment charge pertaining to its investment in TCL.

(ii)	On February 3, 2006, the Company acquired a portfolio of debt and equity securities of HLGE for an aggregate purchase consideration of approximately S$132 million (Rmb653,178) from several unrelated parties. The portfolio consisted of:
•	191,413,465 ordinary shares, representing 29.13% of the total issued and outstanding ordinary shares of HLGE;

•	S$129,428,256 in principal amount of secured bonds (the “Secured Bonds”);

•	15,376,318 Series A mandatorily redeemable convertible preference shares of par value S$0.05 each (“RCPS A”); and

•	107,634,237 Series B redeemable convertible preference shares of par value S$0.05 each (“RCPS B”).
With the investments in the ordinary shares of HLGE, the Company is able to exercise significant influence over the operating and financing policies of HLGE. The investment in the ordinary shares of HLGE has been accounted for under the equity method.

The Secured Bonds were accounted for as available-for-sale securities. The Secured Bonds were due to mature in March 2010, and the interest payable on the bonds was calculated based on the actual net cashflows derived from the assets on which the bonds are secured. The secured bonds were redeemed on July 4, 2006, as described below.

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

RCPS B is redeemable upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of RCPS B. RCPS B which are not redeemed prior to March 2010, shall be mandatorily converted to ordinary shares at the conversion ratio of 1:1 in March 2010. RCPS B can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of the RCPS B any time prior to March 2010.

The aggregate purchase consideration of S$132 million was allocated to the above instruments based on their respective fair values as follows:

Fair value
S$’000
Secured bonds	109,543
RCPS A	1,948
RCPS A—Embedded equity derivatives	137
RCPS B	7,221
Ordinary shares	12,766

131,615

In June and December of 2006, HLGE partially redeemed a portion of RCPS A and RCPS B as required by the terms of the preference share agreement as a result of the disposals of certain assets. The proceeds from the partial redemptions amounted to S$2.4 million (Rmb11,907), resulting in a gain of S$1.7 million (Rmb8,907).

On February 28, 2006, HLGE announced a proposed renounceable rights issue of zero coupon unsecured non-convertible bonds due in July 2009 (the “New Bonds”) and non-redeemable convertible cumulative preference shares in the capital of HLGE (the “NCCPS”) to raise funds for the purpose of redeeming existing Secured Bonds and for working capital purposes. On July 4, 2006, in connection with the rights issue, the Company was allotted 196,201,374 of NCCPS and S$130,800,917 in principal amount of the New Bonds at a total consideration of S$135 million (Rmb677,010). In conjunction with the allotment, the Secured Bonds were redeemed at their principal value of S$129.4 million.

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

The New Bonds have been accounted for as available-for-sale debt securities. The investment in NCCPS, which does not have a readily determinable fair value, was accounted for using the cost method. On November 15, 2006, the Company exercised its right to convert all of its 196,201,374 NCCPS into 196,201,374 new ordinary shares of HLGE. As a result of the conversion of the NCCPS, the Company’s interest in HLGE increased to 45.42% of the total issued and outstanding ordinary shares of HLGE.

On June 19, 2007, HLGE partially redeemed the New Bonds. The proceeds from the partial redemption amounted to S$18.7 million (Rmb88,652), resulting in a gain of Rmb17,478 (US$2,557), from the reclassification into earnings of previously unrealized gains that were included in Accumulated Other Comprehensive Income. The principal amount of the New Bonds was S$130,800,917 before redemption and S$112,886,727 after redemption.

During the year ended 2007, the Company did not acquire new shares in HLGE. However, new ordinary shares were issued by HLGE arising from the third party’s conversion of the NCCPS, and the Company’s interest in HLGE has been diluted to 45.39% (2006: 45.42%). There was an insignificant loss recognized in earnings in 2007 resulting from this dilution. As of December 31, 2007, the Company held 387,614,839 shares (2006: 387,614,839 shares) of HLGE’s ordinary shares. Assuming full conversion of the existing Preference Shares held by the Company which would trigger the full conversion of the existing preference shares held by the other holders, and assuming that none of the other holders of the NCCPS convert their NCCPS, the Company’s equity interest in HLGE would increase from 45.39% to 51.68%.

As of December 31, 2006 and 2007, the Company’s carrying value of its investments in HLGE exceeded its underlying equity in HLGE’s net assets by Rmb148,145 and Rmb139,937 (US$20,475), respectively, primarily related to the differences between the fair value and book value of the certain assets and liabilities of HLGE. These differences will be amortized over the respective periods consistent with the manner in which the underlying assets and liabilities are depreciated or otherwise accreted to HLGE’s earnings, as adjustments to the Company’s share of earnings or loss of HLGE.

The fair value, based on the quoted market price, of the HLGE ordinary shares held by the Company was S$89.2 million (Rmb446,874) and S$21.3 million (Rmb101,344) as of December 31, 2007 and December 31, 2008 respectively. The fair values of its other debt and equity investments in HLGE at December 31, 2008 have not yet been determined.

It is reasonably possible that in 2008 the Company will need to recognize an other than temporary impairment charge pertaining to its investments in HLGE.

(iii)	Represents the Company’s interests in certain entities in the PRC in which the Company has the ability to exercise significant influence in its financial and operating policy decisions, but do not have the controlling financial interests. The Company’s equity in net loss of these PRC entities amounts to Rmb198 (US$29).
(c)	Summarized consolidated financial information of TCL as of December 31, 2006 and 2007, and the years ended December 31, 2006 and 2007 is as follows:

	December 31,	December 31,	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Financial position

Current assets	979,767	941,398	137,740
Property, plant and equipment, net	113,457	96,405	14,105
Other assets	369,498	407,627	59,642

Total assets	1,462,722	1,445,430	211,487

Current liabilities	139,208	102,736	15,032
Long term debt	65,497	1,549	227

Total liabilities	204,705	104,285	15,259
Minority interests	27,256	22,165	3,243

Stockholders’ equity	1,230,761	1,318,980	192,985

Total liabilities, minority interests and stockholders’ equity	1,462,722	1,445,430	211,487

	Year ended	Year ended	Year ended
	December 31, 2006	December 31, 2007	December 31, 2007
	Rmb	Rmb	US$
Statement of operations
Revenue	1,225,028	1,451,188	212,330
Gross profit	62,796	88,446	12,941
Operating profit/(loss)	(97,426)	25,915	3,792
Income tax credit/(expense)	9,089	(9,011)	(1,319)

Income/(loss) before minority interest	(88,337)	16,904	2,473
Minority interests in income of consolidated subsidiaries	4,997	2,367	346

Net income/(loss)	(83,340)	14,537	2,127

The Company’s equity in income/(loss) of TCL	(23,923)	5,925	867

The Company’s equity in income/(loss) of TCL, net of nil tax, is determined as follows:

	Year ended	Year ended	Year ended
	December 31, 2006	December 31, 2007	December 31, 2007
	Rmb	Rmb	US$
Based on the respective equity interest	(24,448)	4,997	731
Adjustment to account for the basis difference	525	928	136

	(23,923)	5,925	867

(d)	Summarized consolidated financial information of HLGE as of December 31, 2006 and 2007 and for the period from February 3, 2006 to December 31, 2006 and the year ended December 31, 2007 is as follows:

	December 31,	December 31,	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Financial position

Current assets	371,762	356,135	52,108
Property, plant and equipment, net	92,278	86,331	12,632
Other assets	347,807	303,193	44,361

Total assets	811,847	745,659	109,101

Current liabilities	62,065	51,850	7,586
Non-current liabilities	817,560	753,930	110,311

Total liabilities	879,625	805,780	117,897

Stockholders’ deficit	(67,778)	(60,121)	(8,796)

Total liabilities and stockholders’ deficit	811,847	745,659	109,101

	Period from
	February 3, 2006 to	Year ended	Year ended
	December 31, 2006	December 31, 2007	December 31, 2007
	Rmb	Rmb	US$
Statement of operations
Revenue	37,110	30,065	4,399
Gross profit	19,133	18,009	2,635
Operating profit	(2,556)	22,502	3,293
Income tax expense	(265)	(2,376)	(348)

Income before minority interest	(2,821)	20,126	2,945
Equity in net income/(loss), net of affiliates	(18,853)	8,751	1,280

Profit/(loss) from continuing operations	(21,674)	28,877	4,225
Income from discontinued operations	44,213	—	—

Net income	22,539	28,877	4,225

The Company’s equity in income of HLGE	1,395	8,321	1,218

The Company’s equity in income of HLGE, net of nil tax, is determined as follows:

	Period from
	February 3, 2006	Year ended	Year ended
	to December 31,	December 31,	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Based on the respective equity interest	6,865	11,716	1,715
Adjustment to account for the basis difference	(5,470)	(3,395)	(497)

	1,395	8,321	1,218

(e)	Other investments as of December 31, 2006 and 2007 not described above are summarized as follows:

	2006	2007	2007
	Rmb	Rmb	US$
Available for sale securities, at fair value:

Unsecured bonds	589,637	558,852	81,768

RCPS A	10,646	12,736	1,864

Embedded derivatives

RCPS A — Embedded equity derivatives	1,505	7,383	1,080

Investment securities, at cost:

Unquoted equity securities	6,355	6,255	915

RCPS B	32,049	29,975	4,386

	640,192	615,201	90,013

The maximum loss that would be incurred arising from all financial instruments in the event that HLGE failed to perform according to terms of the contracts, would be represented by their fair values of Rmb608,946 (US$89,097) (2006: Rmb633,837).

Initial fair value, gross unrealized holding gain, and period-end fair value of available-for-sale securities as of December 31, 2007, were as follows:

		Gross unrealized	Carrying value	Carrying value
	Initial fair value	holding gains	(Fair value)	(Fair value)
	Rmb	Rmb	Rmb	US$
Unsecured bonds of HLGE	461,645	97,207	558,852	81,768

RCPS A of HLGE	8,513	4,223	12,736	1,864

	470,158	101,430	571,588	83,632

The fair values of available-for-sale securities are estimated using the discounted cash flow methodology.

Maturities of securities classified as available-for-sale were as follows as of December 31, 2006 and 2007:

	December 31,	December 31,	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Due after one year through five years	589,637	558,852	81,768
Due after five years through ten years	10,646	12,736	1,864
18	Bank debt
(a)	Short-term bank loans

Short-term bank loans are denominated as follows:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Renminbi denominated loans	806,506	819,164	119,855
Singapore dollars denominated loans	202,628	—	—

	1,009,134	819,164	119,855

The weighted average interest rate of short-term bank loans at December 31, 2006 and 2007 was 4.05% and 4.03% per annum, respectively.

As of December 31, 2006, short-term bank loans consist of unsecured loans of Rmb512,628 (US$74,737) and unsecured bonds of Rmb496,506 (US$72,386).

As of December 31, 2007, short-term bank loans consist of unsecured loans of Rmb170,000 (US$24,873) and unsecured bonds of Rmb649,164 (US$94,982).

(b)	Long-term bank loans
Long-term bank loans comprise:

	Interest rate
	at December 31,	December 31,
	2007	2006	2007		2007
	(per annum)	Rmb	Rmb		US$
US$ denominated loans (unless otherwise stated):
Due in 2008 (multi-currency)	3.01% - 3.24%	575,454	457,787	(a),(c)&(d)	66,981
Due in 2010 (multi-currency)	2.68% - 3.01%	—	225,142	(e)	32,941
Due in 2010 (RMB denominated loans)	5.85%	100,000	85,000		12,437

Total long-term bank loans outstanding		675,454	767,929		112,359
Less: Amounts due within one year included under current liabilities		—	—		—

Amounts due after one year		675,454	767,929		112,359

All long-term bank loans are unsecured. The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

Notes:

(a)	The debt is classified as long term because the Company has entered into a financing agreement that clearly permits the Company to refinance the short-term obligation on a long term basis.

(b)	Unused commitments for total bank facilities was Rmb2,658,071 (US$388,914) as at December 31, 2007. The commitment fee incurred was Rmb191 (US$28).

(c)	US$50.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“Sumitomo”):

On September 7, 2005, in order to fund its business expansion plans, the Company entered into a revolving credit facility agreement with Sumitomo with a committed aggregate value of US$50.0 million for a three years duration. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120,000 and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. At all times during the year ended December 31, 2007, the Company was in compliance with these financial covenants. The Company has also undertaken to make available to Sumitomo, within 180 days after the end of its financial year (beginning with financial year 2005), copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2006 and 2007 audited consolidated accounts has been received from Sumitomo granting an extension of time until July 18, 2008 and September 30, 2008 respectively. On September 6, 2008, this credit facility with Sumitomo expired and the bridging loan as stated in note 35(b) was used to partially refinance this facility which was fully repaid.

(d)	US$25.0 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”):

On March 23, 2005, in furtherance of its business expansion plans, the Company entered into a revolving credit facility agreement with the BOTM with a committed aggregate value of US$25.0 million for a three years duration. Among other things, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120,000 and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. At all times during the year ended December 31, 2007, the Company was in compliance with these financial covenants. On March 20, 2008, this credit facility expired and the new facility with same bank as stated in note 35(a) was used to refinance this facility which was fully repaid.

(e)	US$40.0 million credit facility with Sumitomo:

On March 30, 2007, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$40.0 million to refinance the S$60.0 million facility with OCBC that was due to mature on July 26, 2007. The facility is available for three years from the date of the facility agreement and will be utilized by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2007 audited consolidated accounts has been received from the bank granting an extension of time until February 28, 2009.

(f)	S$60.0 million credit facility with Oversea-Chinese Banking Corporation Limited (“OCBC”):

On January 26, 2006, in furtherance of its acquisitions and business expansion plans, the Company entered into a revolving credit facility agreement with OCBC with a committed aggregate value of S$60.0 million for a period of 18 months. Among other terms, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not being less than US$120,000, and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. At all times during the period from January 1, 2007 to July 26, 2007, the Company was in compliance with these financial covenants. The loan has been fully repaid as at December 31, 2007.

19	Convertible debt
On February 23, 2005, the Company issued US$25,000 (Rmb206,913) in principal amount of convertible debt on a private placement basis. The convertible debt bore an interest rate of 2% per annum and was due to mature in 2012, unless redeemed earlier in accordance with the terms of the convertible debt. The convertible debt was converted to 1,927,673 ordinary shares on June 3, 2005, thereby increasing the Company’s issued and outstanding shares from 35,340,000 ordinary shares to 37,267,673 ordinary shares.

20	Accrued expenses and other liabilities
Accrued expenses and other liabilities comprise:

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Deposits from customers	57,577	32,951	4,821
Staff welfare payable (see Note (i))	15,041	15,041	2,201
Accrued product warranty (see Note 21)	163,701	194,898	28,516
Wages payable	127,382	153,270	22,426
Management bonus payable (see Note (ii))	15,035	94,312	13,799
Payable for construction in progress	49,147	67,707	9,907
Accrued research and development expenses	26,947	8,559	1,252
Accrued advertising expense	4,165	13,096	1,916
Accrued legal fee and other professional fees	3,421	14,298	2,092
Accrued expenses for litigation and guarantees (see Notes 24(c) and (d))	7,849	7,102	1,039
Individual income tax withholding	3,890	10,124	1,481
VAT payable	—	13,816	2,021
Guarantee deposit	—	10,000	1,463
Accrued sales discount	59,769	94,055	13,762
Accrued interest	2,749	2,133	312
Other payables	20,764	628	92

	December 31,
	2006	2007	2007
	Rmb	Rmb	US$
Accrued retirement benefits	5,747	5,747	841
Other accruals and liabilities	76,166	208,938	30,571

	639,350	946,675	138,512

Note (i):	Staff welfare payable is determined by Yuchai’s Board of Directors. The payable can be applied towards the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories and staff welfare facilities.

(ii):	Yuchai has a management bonus plan for its executives under which annual incentive bonuses in an aggregate amount of 3.5% to 10% of Yuchai’s after-tax profit will be paid upon Yuchai achieving the required budgeted after-tax profit as approved by Yuchai’s Board of Directors. There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

21	Accrued product warranty
An analysis of the accrued product warranty for 2005, 2006 and 2007 is as follows:

	December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	126,114	142,126	163,701	23,952
Allowance charged to consolidated statements of operations	179,184	200,892	233,838	34,214
Less: Amounts utilized	(163,172)	(179,317)	(202,641)	(29,650)

Balance at end of year	142,126	163,701	194,898	28,516

22	Statutory reserves
The Company’s attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2007 is as follows:

	December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Statutory general reserve (see Note (ii))

Balance at January 1	170,041	170,280	171,280	25,061
Transfer from retained earnings	239	1,000	2,753	403

Balance at December 31	170,280	171,280	174,033	25,464

Statutory public welfare fund (see Note (iii))

Balance at January 1	70,482	70,600	70,600	10,330
Transfer from retained earnings	118	—	—	—

Balance at December 31	70,600	70,600	70,600	10,330

General surplus reserve

Balance at January 1 and December 31	25,706	25,706	25,706	3,761

Total	266,586	267,586	270,339	39,555

Notes:

(i)	In accordance with the relevant regulations in the PRC, Yuchai and its subsidiaries are required to provide certain statutory reserves which are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. The reserves are not distributable in the form of cash dividends (see Note 30).

(ii)	In accordance with the relevant regulations in the PRC, a 10% appropriation to the statutory general reserve based on the net income reported in the PRC financial statements is required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to stockholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(iii)	Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to stockholders. Since January 1, 2006, in accordance with the amended Company’s policy, the contribution to the fund ceased.

23	Commitments
At December 31, 2007, the Group had the following commitments:

	December 31,
	2007	2007
	Rmb	US$
Authorized and contracted for:

Improvement to existing production facilities	112,880	16,516

The Group has several non-cancellable operating leases, primarily for offices and warehouses that expire over the next four years. These leases generally contain renewal options for periods ranging from one year to four years.

Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2007 are:

	Rmb	US$
2008	5,398	790
2009	3,338	488
2010	2,451	359
2011	866	127
2012 and thereafter	24	3

	12,077	1,767

Rental expense for operating leases is included in “Selling, general and administrative expenses” as follows:

	December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Rental expense	8,726	10,113	10,780	1,577

24	Contingencies
(a)	Product liability

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

In addition, the manufacture and sales of Euro I engines in major urban area became unlawful after August 31, 2004. After that date, the engines equipped with Euro I engines cannot be sold and used in major urban area. The manufacture and sale of Euro II engines is expected to be progressively phased out starting June 30, 2008 and the PRC emission standard equivalent to Euro III has been implemented progressively throughout China from July 1, 2008. There can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

Yuchai is subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring Yuchai to cease or improve upon certain activities causing environmental damage. Due to the nature of its business, Yuchai produces certain amounts of waste water, gas, and solid waste materials during the course of its production. Yuchai believes its environmental protection facilities and systems are adequate for it to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

(c)	Dispute with Bank of China
In 2003, the Yulin Branch of Bank of China (“BOC”) initiated legal proceedings to recover Rmb6,603 from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to the BOC in 1993 to secure a loan of US$550 to Great Wall Machinery Plant (“Great Wall”). At trial, a Yulin court ruled that if Great Wall could not pay the loan, Yuchai would be liable to pay the guaranteed sum to the BOC. Yuchai appealed unsuccessfully.

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

In 2005, 2006 and 2007, there were no new developments in this case.

(d)	Guarantees
YEGCL provides guarantees of loans granted by commercial banks in the PRC to unrelated third-party individuals who have obtained the loans to purchase automobiles equipped with diesel engines produced by Yuchai. During the years ended December 31, 2005 and 2006, YEGCL guaranteed new borrowings of Rmb153,538 and Rmb88,991, respectively. YEGCL ceased issuing guarantees on new borrowings from late 2006. The guarantees cover the entire principal amount of the loan, which generally has a term of one to two years with equal monthly or quarterly installment payments by the borrower. The guarantees are secured by cash deposits from the individual to YEGCL and by the automobile. In the event of defaults on payment, YEGCL would be required under its guarantee to make payments to the banks on behalf of the borrowers.

In return for issuing the guarantee, YEGCL receives a premium fee ranging from 1% to 3% of the loan amount for the years ending December 31, 2005, 2006 and 2007, respectively, which is considered to be the fair value of YEGCL’s guarantee at its inception and is recorded as a liability in accordance with the provisions of FIN 45. The Group received Rmb4,268, Rmb4,250 and Rmb nil (US$nil) of premium fees in 2005, 2006 and 2007, respectively, which are included in “Accrued expenses and other liabilities” and recognized as revenue on a straight line basis over the terms of the respective guarantee. Guarantee fees recognized as revenue in 2005, 2006 and 2007 amounted to Rmb1,167, Rmb4,718 and Rmb2,176 (US$318), respectively. As of December 31, 2005, 2006 and 2007, deferred guarantee fee revenue amounted to Rmb3,326, Rmb2,858 and Rmb682 (US$100), respectively.

Subsequent to initial measurement and recognition of the liability for YEGCL’s obligations under with these loan guarantees, management evaluates YEGCL’s guarantee portfolio and accounts for potential loss contingencies associated with the guarantees based on the estimated losses resulting from known and expected defaults. Each guarantee is secured by a cash deposit from the borrower and a security interest in the automobile purchased by the borrower. As of December 31, 2006 and 2007, YEGCL had gross receivables of Rmb26,896 and Rmb20,162 (US$2,950), respectively, relating to payments made by YEGCL to the banks in conjunction with loans that had been defaulted and to be recovered from the individual borrowers. YEGCL recorded a bad debt allowance in the amount of Rmb12,467 and Rmb9,722 (US$1,422) for other receivables, and Rmb2,611 and Rmb1,119 for potential losses associated with the guarantee at December 31, 2006 and 2007 respectively. The net receivable amount of Rmb15,189 and Rmb10,440 (US$1,528), is included in “Other receivables, net ” in the accompanying consolidated balance sheets (See Note 13).

As of December 31, 2006 and 2007, the maximum potential amount future undiscounted payments YEGCL could be required to make under the guarantees was Rmb132,345 and Rmb43,701 (US$6,394), respectively. YEGCL held cash deposits of Rmb12,389 and Rmb9,999 as of December 31, 2006 and 2007 and security interests in automobiles with an aggregate initial purchase value of Rmb431,781 and Rmb380,080 as of December 31, 2006 and 2007, respectively. If, in the event of default the cash deposits and the amount of recoveries, if any, from repossession of the automobiles may not entirely mitigate YEGCL’s losses then, YEGCL accumulates the total expected risk against the total expected recoverable amount and provides for any expected shortfall. Accordingly, management recorded an accrual for potential losses associated with the guarantees in the amount of Rmb2,611 and Rmb1,119 (US$164) as of December 31, 2006 and 2007, respectively, included in “Accrued expenses and other liabilities”.

An analysis of reserves for potential losses associated with the guarantees including amounts paid to banks in connection with guarantees issued by YEGCL is as follows:

	December 31
	2006	2007	2007
	Rmb	Rmb	US$
Balance at beginning of year	13,571	15,078	2,206
Charged/(credited) to consolidated statements of operations	1,507	(4,237)	(620)

Balance at end of year	15,078	10,841	1,586

Balance allocated to:
Allowance for uncollectible other receivables	12,467	9,722	1,422
Potential losses associated with the guarantees	2,611	1,119	164

	15,078	10,841	1,586

(e)	Outstanding bank bills discounted
As of December 31, 2007, outstanding bills receivable discounted with banks for which the Group has retained a recourse obligation totaled Rmb171,221 (US$25,052). Management has assessed the fair value of the recourse obligation arising from these discounted bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.

(f)	Outstanding letters of credit
As of December 31, 2007, the Group issued irrevocable letters of credit totaling Rmb82,149 (US$12,020).

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

The principal terms contained in the Reorganization Agreement Amendments No.1 and No. 2 and the Co-operation Agreement relating to governance related issues are being adhered to by Yuchai.

26	Retirement and other postretirement benefits
As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by the Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2005, 2006 and 2007, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government and Beijing City Government are responsible for the entire obligations of all Yuchai and its subsidiaries’ retirees. Expenses incurred in connection with the plan were Rmb33,299, Rmb42,254 and Rmb48,107 (US$7,039), respectively, for the years ended December 31, 2005, 2006 and 2007.

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other postretirement benefits beyond the annual contributions described above.

27	Other related party transactions
In addition to the loans to and interest income from YMCL and the purchase of 100% of the share capital of Yulin Hotel Company (as discussed in Note 5 and 34), the Group has undertaken other significant business transactions with related parties during the three years ended December 31, 2007. The following is a summary of these transactions:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (see Note (i))	7,646	20,923	59,521	8,709

Sales of raw materials to YMCL (see Note (i))	—	65,729	35,380	5,177
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (see Note (i))	(235,329)	(377,129)	(571,393)	(83,603)
Purchase of raw materials and supplies from YMCL (see Note (ii))	(60,756)	(201,802)	—	—
Purchase of trucks from YMCL (see Note (ii))	(77,324)	—	—	—
Processing fee to a subsidiary of YMCL (see Note (iii))	(44,407)	(13,604)	(2,533)	(371)
Delivery expense charged by a subsidiary of YMCL (see Note (iii))	(126,028)	(90,840)	(115,500)	(16,899)
General and administrative expenses
— charged by State Holding Company (see Note (iv))	(25,931)	(19,821)	(21,447)	(3,138)
— charged by HLA (see Note (v))	(4,035)	(4,061)	(12,471)	(1,825)
— charged by an affiliate of HLA (see Note (vi))	(30,765)	(9,654)	(546)	(80)
Interest earned from balance due from an affiliate of HLA	70	110	116	17

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Gain on disposal of land use rights to a subsidiary of State Holding Company (See Note (vii))	2,533	1,841	1,573	230

Notes:

(i)	Sale and purchase of raw materials, supplies, scraps and diesel engines to/from State Holding Company, its subsidiaries and affiliates.

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

(ii)	Purchase of raw materials, supplies and trucks from YMCL

From January 2005 to April 2006, subsidiaries of YMMC engaged in the sale of trucks which were mainly supplied by and purchased from YMCL. YMCL has also become a supplier of raw materials and supplies to the Group since 2005. Management considers that these transactions were entered into in the normal course of business. In April 2006, the above procurement and distribution arrangement between Yuchai and YMCL was stopped and YMCL sold the remaining inventory and some ancillary fixed assets back to YMMC.

(iii)	Processing fee and delivery expense charged by YMCL and its subsidiaries

The fee is for the packaging and delivery of spare parts charged by YMCL, which were recorded in “Cost of goods sold” and “Selling, general and administrative expenses” respectively. Management considers that these transactions were entered into in the normal course of business and these transactions continued on normal commercial terms. The packaging contract was terminated in April 2006.

(iv)	General and administrative expenses charged by State Holding Company

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

(v)	General and administrative expenses charged by HLA

This relates to management fee charged by HLA to the Company.

(vi)	General and administrative expenses charged by an affiliate of HLA

The fee was paid to Hong Leong Management Services Pte Ltd., an affiliate of HLA. In 2006, there was service fee that includes Rmb9,654 in relation to the consultancy services performed for the acquisition of interests in TCL during 2005 and HLGE in 2006. The remaining amounts in 2006 were mainly in relation to securing additional credit facilities and entering into the Reorganization Agreement. These transactions were approved by the Board of Directors. In 2007, there was service fee of Rmb546 (US$80) in relation to administrative filings of the Company’s subsidiaries. Management considers that all of the above transactions were entered into in the normal course of business.

(vii)	Gain on disposal of land use rights to a subsidiary of State Holding Company

The Group has disposed of certain land use rights with net book value of Rmb 1,047, Rmb552 and Rmb552 (US$81) to a subsidiary of the State Holding Company for a consideration of Rmb3,580, Rmb2,394 and Rmb2,125 (US$311) in the years ended December 31, 2005, 2006 and 2007 respectively.

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

The Company’s operating segments are Yuchai, TCL and HLGE for the years ended December 31, 2006 and 2007. Prior to the purchase of HLGE, the Company’s operating segments were Yuchai and TCL.

The segment result for Yuchai is based on earnings before income taxes and minority interests. The segment result for TCL and HLGE is the Company’s equity in the net income or losses of these affiliates. Segment assets for Yuchai are based on total assets of Yuchai. Segment assets for TCL and HLGE are based on the Company’s net investment in the affiliates. Substantially all of the Company’s operations including TCL are in the PRC. Further segment information about TCL and HLGE is included in Note 17(c) and Note 17(d).
Following is the segment information for the years ended December 31, 2005, 2006 and 2007:

	2005		2006			2007
	Yuchai	TCL	Yuchai	TCL	HLGE	Yuchai	TCL	HLGE
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Segment revenue from external customers	5,816,740	—	6,920,528	—	—	9,556,303	—	—

Interest income	21,744	—	16,329	—	—	3,139	—	—

Interest expense	70,527	—	89,119	—	—	99,504	—	—
Depreciation and amortization	144,672	—	146,188	—	—	227,960	—	—
Equity in income/(losses) of affiliates	50	—	79	—	—	(198)	—	—
Segment profit / (loss)	30,179	(5,982)	292,359	(23,923)	1,395	845,239	5,925	8,321
Significant non-cash items:
— Provision for uncollectible loans to a related party	202,950	—	—	—	—	—	—	—
— Other adjustments to provisions and allowances	53,895	—	98,352	—	—	4,726	—	—
Segment assets	6,235,585	184,095	6,479,886	385,583	117,360	7,843,056	387,930	112,648
Total expenditures for additions to long-lived assets	515,359	—	323,781	—	—	536,660	—	—
The segment result for Yuchai for 2006 was corrected in the current year to exclude certain corporate expenses to conform with the current year’s presentation. The Company recorded a decrease in segment profit for Yuchai of Rmb2,423 and a corresponding increase in other corporate general and administrative expenses as compared with the amounts previously reported in the Company’s 2006 consolidated financial statements.

Reconciliation of segment information to the consolidated financial statements for the years ended December 2005, 2006 and 2007.

	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Total segment profit	24,197	269,831	859,485	125,755

Service fee to an affiliate of HLA (see Note 27)	(30,765)	(9,654)	(546)	(80)
Other corporate general and administrative expenses	(18,522)	(56,782)	(75,025)	(10,977)

Consolidated earnings/(loss) before income taxes and minority interests	(25,090)	203,395	783,914	114,698

Total segment assets	6,419,680	6,982,829	8,343,634	1,220,794
Corporate cash and cash equivalents	247,332	100,990	81,257	11,889
Other investments (long-term)(a)	—	633,837	608,946	89,098
Assets acquired from Yulin Hotel Company (Note 34)	—	—	272,397	39,856
Other corporate assets(b)	12,618	243,701	272,950	39,935

Consolidated total assets	6,679,630	7,961,357	9,579,184	1,401,572

Note (a): includes HLGE unsecured bonds (Rmb558,852), RCPS A (Rmb20,119), RCPS B (Rmb29,975) (see Note 17(e)).
Note (b): includes corporate’s property, plant and equipment, goodwill and other receivables.

Note (b): includes HLGE unsecured bonds (Rmb558,852), RCPS A (Rmb20,119), RCPS B (Rmb29,975) (See Note 17(e)).
Revenues from external customers by product category are summarized as follows:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Revenues, net
4F Light-Duty Diesel Engines	—	264,335	380,601	55,687
4108 Light-Duty Diesel Engines	634,532	941,657	1,218,838	178,333
4110 Light-Duty Diesel Engines	595,239	644,116	1,189,995	174,113
4112 Light-Duty Diesel Engines	321,548	372,423	469,015	68,624
6105 Medium-Duty Diesel Engines	1,744,953	1,705,399	2,132,590	312,029
6108 Medium-Duty Diesel Engines	809,054	991,190	1,424,391	208,409
6112 Heavy-Duty Diesel Engines	785,236	725,288	643,373	94,135
6113 Heavy-Duty Diesel Engines	192,850	365,717	877,177	128,344
Diesel Engine Parts	488,414	875,453	1,218,147	178,232
Guarantee fees	244,914	34,950	2,176	318

	5,816,740	6,920,528	9,556,303	1,398,224

Revenues from customers based on their geographical location for the years ended December 31, 2005, 2006 and 2007 (in Rmb thousands) are as follows:

	2005	2006	2007
	Sales	Sales
	Revenue	Revenue	Sales Revenue
	Rmb	Rmb	Rmb	US$
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

China	5,703,360	6,893,551	9,533,767	1,394,927

Other countries	113,380	26,977	22,536	3,297

	5,816,740	6,920,528	9,556,303	1,398,224

29	Foreign currency exchange
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
The Company’s sources of cash flow for the purposes of distribution of profits to its shareholders are its share of the dividends, if any, paid by Yuchai, HLGE and TCL to the Company. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to its stockholders it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves as discussed in Note 22. Such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, the dividends may be converted into foreign currency and remitted in accordance with relevant PRC laws, regulations and policies and to the extent permitted by PRC market conditions. Dividends of Yuchai are determined based on distributable profits reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP. No similar provisions were imposed with respect to dividends by TCL and HLGE.

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
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, short term amounts due from related parties, prepaid expenses, other receivables, short-term bank loans, current instalments of long-term bank loans, trade accounts payable, amount due to the holding company and amounts due to related parties approximates their fair value because of the short maturity of these instruments. It was not practicable for management to estimate the fair value of its equity investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation is considered excessive in relation to the significance of the equity investments to the Group. Management does not believe the carrying value of the equity investments will be significantly different from their fair value. Management estimated the fair value of its financial investments by obtaining an independent valuation of the investments by a professional valuer.

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
Substantially all of the Group’s customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Years ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Liuzhou Dongfeng Automobile (see Note (i))	385,049	453,090	658,585	96,360
Hubei Dongfeng Automobile (see Note (ii))	333,452	238,400	333,612	48,812

Notes:

(i):	Sales to Liuzhou Dongfeng Automobile for the year ended December 31, 2005, 2006 and 2007 was approximately 6.6%, 6.5% and 6.9% of total sales.

(ii):	Sales to Hubei Dongfeng Automobile for the year ended December 31, 2005, 2006 and 2007 was approximately 5.7%, 3.4% and 3.5% of total sales.
Both customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2006 and 2007, approximately 23.5% and 16.1% of gross trade accounts receivable, respectively, were due from these customers. Management considers its relationships with these major customers to be good; however, the loss of one or more of the Group’s major customers would have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

(b)	Product concentration
See note 28 “Revenues from external customers by product category”.

(c)	Supplier concentration
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

(d)	Material supply concentration
Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product. The key components for 6105, 6108 and 6112 are manufactured internally. A large portion of its engine blocks used in production were casted and molded internally, and contingent supply came from a long term domestic supplier. Raw materials, principally steel and cast iron, were purchased from domestic suppliers.

(e)	Nature of operations
During periods of economic expansion, the demand of trucks, construction machinery and other application of diesel engines generally increases. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of Chinese economy will affect the Group’s business and prospects to a significant degree.

(f)	Transactions involving Yuchai’s Chinese shareholders
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

(g)	Cash and cash equivalents
Cash and cash equivalents denominated in various currencies are held in bank accounts in the following countries:

	December 31
	2006	2006	2007	2007
	Rmb	Rmb	Rmb	Rmb
	PRC	Singapore	PRC	Singapore
Rmb	644,944	—	439,689	—
USD	—	99,506	—	79,872
SGD	—	1,483	—	1,384

	644,944	100,989	439,689	81,256

34	Acquisitions
Acquisition of Yulin Hotel Company

As previously described in Note 5 to these consolidated financial statements, on December 25, 2007, Yuchai, pursuant to the execution of a share transfer contract with YMCL, Coomber and State Holding Company, acquired all the outstanding share capital of Yulin Hotel Company for Rmb245.6 million. On January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state owned assets administration in China for its acquisition of 100% equity in Yulin Hotel Company. Prior to this approval, management of the Company has concluded that Yuchai is the legal owner of the shares in Yulin Hotel Company and hence Yuchai also bears the risks and rewards of the ownership in the corresponding operations of Yulin Hotel Company as of December 25, 2007. Consequently, the acquisition has been accounted for under the purchase method as of December 25, 2007. The results of operations and cash flows of Yulin Hotel Company were immaterial during the period December 25, 2007 to December 31, 2007, and therefore are not included in the Company’s consolidated statements of operations or cash flows. The Yulin Hotel Company will be included in Yuchai’s operating segment beginning in 2008.

Assets acquired and liabilities assumed have been recorded in the consolidated balance sheet at their estimated fair values as of December 25, 2007, and the Company recognized goodwill of Rmb 5,675. The principal assets of Yulin Hotel Company were the Yulin Hotel and YMCL’s central office building in Guilin. The Company is in the process of finalizing, through internal studies and third-party valuations, the fair values of the property and equipment. Consequently, the purchase price allocation set forth below is preliminary and subject to adjustment as additional information is obtained. When the allocation process is completed, adjustments to recorded values may result. The following table summarizes the preliminary allocation of the purchase price assigned to the fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Fair values
Rmb’000
Current assets	7,809
Property and equipment	210,502
Construction in progress	130
Lease prepayments	48,281
Goodwill	5,675

Total assets acquired	272,397

Amounts due to related parties	$19,782
Other current liabilities	7,015

Total liabilities assumed	26,797

Net assets acquired	$245,600

No pro forma income statement has been provided because management believes the pro forma effects are immaterial to the Company’s consolidated results of operations for the years ending December 31, 2006 and 2007.

35	Subsequent events

(a)	Multi-currency Revolving Credit Facility
On March 20, 2008, the Company entered into a new facility agreement with BOTM to re-finance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$21.5 million with a one year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

(b)	DBS S$50m bridging loan
On August 28, 2008, the Company entered into a bridging loan agreement of up to S$50 million for a 12 months duration, with DBS Bank Ltd., (“DBS”) of Singapore, to partially re-finance the US$50m revolving credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch which expired on 6 September 2008. The new facility will also be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. The Company has also undertaken to make available to DBS, within 180 days after the end of its financial year, copies of its audited consolidated accounts as at the end of each financial year. Compliance with this undertaking in relation to the production of the 2007 audited consolidated accounts will be no later than February 28, 2009.

(c)	Repayment of Short Term Bonds of Rmb650 million by Yuchai
On April 18, 2007, Yuchai issued the second tranche of short term bonds of Rmb 650.0 million (US$95.1 million) under approval given by PBOC on May 30, 2006 and the funds were used to pay off the short term loans from three local banks. The bonds were issued at discount and an amount totaling Rmb 633.0 million (US$92.6 million) was received by Yuchai. The bonds matured and were fully repaid in April, 2008.

(d)	Partial Redemption of New Bonds by HLGE
In June 2008, HLGE partially redeemed the New Bonds. The principal amount redeemed was approximately S$25.9 million (US$18.0 million) and resulted in a reduction in the principal amount of the New HLGE Bonds held by the Company from S$112.9 million (US$78.5 million) to S$87.0 million (US$60.5 million). The proceeds from the partial redemption amounted to S$28.5 million (US$19.8 million).

(e)	RCPS B Redemption by HLGE
In April 2008, HLGE made an additional partial redemption of the Existing HLGE RCPS B. The redemption amount we received amounted to approximately S$0.98 million (US$0.7 million) and resulted in a reduction in the number of Existing HLGE RCPS that held by the Company from 113,159,191 to 107,186,403.
(f)	Joint Venture Company with Geely and Yinlun

In December 2007, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun to establish a joint venture company in Jining, Shandong Province to engage in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. As of December 31, 2008, the joint venture company has been duly incorporated with registered capital of Rmb 150 million and paid-up capital of Rmb 45 million, out of which Yuchai has already contributed Rmb 23.4 million.

(g)	Joint Venture Company with Geely and Yinlun

In December 2007, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun to establish a joint venture company in Tiantai, Zhejiang Province to engage in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. And as of December 31, 2008, the joint venture company has been duly incorporated with a registered capital of Rmb 100 million and paid up capital of Rmb 30 million, out of which Yuchai has already contributed Rmb 15.6 million.