Form 20-F
period 2008-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2009-07-15
CIK 932695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 1-13522

China Yuchai International Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Bermuda
(Translation of Registrant’s Name	(Jurisdiction of Incorporation or
Into English)	Organization)
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
65-6220-8411
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on Which
Title of Each Class	Registered
Common Stock, par value US$0.10 per
share	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of December 31, 2008, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.
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
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐          No ☑
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐          No ☐
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
Yes ☐          No ☐

CHINA YUCHAI INTERNATIONAL LIMITED

Certain Definitions and Supplemental Information
     All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollars,” “dollars,” “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to Singapore dollars, the legal tender currency of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollars at the rate of Rmb 6.8343 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on June 15, 2009 and (ii) from Singapore dollar to US dollars at the rate of S$1.4608 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 15, 2009. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into US dollars at rates specified herein or any other rate.
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
     As of December 31, 2008, 37,267,673 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 37,267,673. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 37,267,673 for 2008. As of June 1, 2009, 37,267,673 shares of our Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding.
     In China, Euro III emission standards are referred to as National III emission standards and all references to “National III” emissions standards are equivalent to references to “Euro III” emission standards.
Cautionary Statements with Respect to Forward-Looking Statements
We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2009 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:
•	political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth, inflation and the availability of credit, particularly to the extent such current or future conditions and policies affect the truck and diesel engine industries and markets in China, our diesel engine customers, the demand, sales volume and sales prices for our diesel engines and our levels of accounts receivable;

•	the effects of unfavourable economic and market conditions and the current volatility in stock markets around the world adversely impacting the entire financial industry and capital markets resulting in a worldwide economic slowdown, on our business, operating results and growth rates;

•	the effects of competition in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of existing material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivable;

•	our dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	our ability to successfully manufacture and sell our 4108, 4110, 4110Q, 4112, 4F, 4G, 6105, 6108, 6112, 6L/6M (formerly referred to as 6113) heavy-duty diesel engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of inflation on our financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development — Reorganization Agreement”) (See “Item 4. Information on the Company — History and Development — Cooperation Agreement”);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•	the effects of China’s political, economic and social conditions on our financial condition, results of operations, business or prospects;

•	the effects of uncertainties in the Chinese legal system, which could limit the legal protection available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•	the effects of adverse economic conditions in consumer spending patterns and its impact on the demand for the TCL group’s consumer electronics products;

•	the effects of our disagreement with the other major shareholders of TCL over the running of TCL group’s operations and its proposed change in its strategy from consumer electronics to real estate and related infrastructure investment in the pan-Asian region;

•	the ability of TCL to obtain shareholders and regulatory approvals for, and successfully implement, its announced strategy of repositioning its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region;

•	the effects of changes to the international, regional and economic climate and market conditions in countries where the HLGE group’s hospitality operations are located, as well as related global economic trends that adversely impact the travel and tourism industries;

•	the outbreak of communicable diseases, such as the recent Influenza A (H1N1) virus and the Avian flu, if not contained, and its potential effects on the operations of the HLGE group and its business in the hospitality industry; and

•	the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.

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
     Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2008, we had a 34.4% interest in the outstanding ordinary shares of TCL and a 45.4% interest in the outstanding ordinary shares of HLGE. As of June 1, 2009, our interest in the outstanding ordinary shares of TCL and HLGE remained unchanged. For further information on the Company’s investments in TCL and HLGE, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan”.
     The selected consolidated balance sheet data as of December 31, 2007 and 2008 and the selected consolidated statement of operations data and selected consolidated statement of cash flows data set forth below for the years ended December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements included in this Annual Report. Our selected consolidated balance sheet data set forth below as of December 31, 2004, 2005 and 2006 and selected consolidated statement of operations data and selected consolidated statement of cash flows data for the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements not included in this Annual Report.

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)

Selected Consolidated Statement of Income Data:
Revenues, net	5,582,095	5,816,740	6,920,528	9,556,303	10,384,022	1,519,398
Gross profit	1,575,209	1,143,383	1,272,121	1,944,718	1,822,502	266,670
Research and development costs	(136,960)	(123,793)	(167,653)	(153,146)	(177,370)	(25,953)
Provision for uncollectible loans to a related party	—	(202,950)	—	—	—	—
Operating income	779,929	26,020	304,479	841,556	603,907	88,364
Other income/(expense), Net	5,682	25,449	38,856	53,554	43,261	6,329
Equity in income/(loss), net of affiliates	—	(6,032)	(22,449)	14,048	(36,573)	(5,351)
Earnings / (loss) before income taxes and minority Interests	753,854	(25,090)	203,395	783,914	463,622	67,837
Income taxes	(105,165)	(10,148)	(30,466)	(68,518)	(110,531)	(16,173)
Income / (loss) before minority Interests	648,689	(35,238)	172,929	715,396	353,091	51,644
Minority interests in (income) / losses of Consolidated Subsidiaries	(157,292)	2,947	(61,645)	(189,927)	(100,641)	(14,726)
Net income / (loss)	491,397	(32,291)	111,284	525,469	252,450	36,938
Basic and diluted earnings / (loss) per common share	13.90	(0.89)	2.99	14.10	6.77	0.99
Weighted average number of shares	35,340	36,460	37,268	37,268	37,268	37,268

	As of December 31,
	2004	2005	2006	2007	2008	2008
	Rmb	Rmb	Rmb	Rmb	Rmb	US$ (1)
			(in thousands)
Selected Consolidated Balance Sheet Data:
Working capital(2)	1,402,226	823,324	457,449	1,028,732	1,027,660	150,368
Property, plant and equipment, net	1,158,931	1,440,712	1,795,405	2,158,246	2,149,290	314,485
Trade accounts and bills receivable, net	875,565	1,178,853	1,480,918	3,107,785	2,537,681	371,315
Short-term bank loans	430,000	812,835	1,009,134	819,164	1,068,675	156,369
Trade accounts payable	1,089,717	1,800,443	2,132,798	2,509,962	2,612,928	382,326

	As of December 31,
	2004	2005	2006	2007	2008	2008
	Rmb	Rmb	Rmb	Rmb	Rmb	US$ (1)
			(in thousands)
Total assets	5,384,248	6,679,630	7,961,357	9,579,184	9,712,678	1,421,166
Long-term bank loans	100,000	50,000	675,454	767,929	254,529	37,243
Minority interests	724,311	654,687	693,296	849,527	974,046	142,524
Total stockholders’ equity	2,483,084	2,566,263	2,728,399	3,294,465	3,430,825	502,000

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
			(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	589,608	234,770	634,146	84,554	632,686	92,575
Capital expenditures(3)	552,902	515,359	323,781	265,258	480,333	70,282

(1)	The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 6.8343 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 15, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on June 15, 2009 or any other date. The rate quoted by the People’s Bank of China at the close of business on December 31, 2008 was Rmb 6.8346 = US$1.00.

(2)	Current assets less current liabilities.

(3)	Purchase of property, plant and equipment and payment for construction in progress.

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
     The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Dividend paid by Yuchai
Financial	Dividend paid by the Company to its shareholders in the financial year	to the Company(1) for the financial year
Year	(per share)	(in thousands)
2004	Nil	Rmb 231,309 (US$27,906)(2)
2005	US$0.39	Rmb 72,282 (US$9,039)(3)
2006	US$0.02 (4)	Rmb 72,284 (US$9,598) (5)
2007	US$0.10(6)	Rmb 108,313 (US$15,811) (7)
2008	US$0.10(8)	Nil

(1)	Dividends paid by Yuchai to us, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in US dollars (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for 2004, 2005, 2006 and 2007, the exchange rate used was Rmb 8.2765 = US$1.00, Rmb 7.9967 = US$1.00, Rmb 7.5310 = US$1.00 and Rmb 6.8357 = US$1.00 respectively.

(2)	The dividend declared for 2004 by Yuchai was paid to us in 2005 following the execution of the Reorganization Agreement (as defined in “Item 4. Information on the Company-History and Development-Reorganization Agreement”).

(3)	On June 26, 2006, Yuchai declared a dividend to all shareholders in respect of the fiscal year ended December 31, 2005 and the amount attributable to the Company was Rmb 72.3 million. We received this dividend on July 28, 2006.

(4)	On December 4, 2006, we declared an interim dividend of US$0.02 per ordinary share to all shareholders in respect of the fiscal year ended December 31, 2006. This dividend was paid to the shareholders on December 28, 2006.

(5)	The dividend declared for 2006 by Yuchai was paid to us on September 17, 2007.

(6)	On September 28, 2007, we declared a second interim dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2006. This dividend was paid to the shareholders on October 24, 2007.

(7)	The dividend declared for 2007 by Yuchai was paid to us on August 22, 2008.

(8)	On August 25, 2008, we declared an interim dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2007. This dividend was paid to the shareholders on September 19, 2008.

Historical Exchange Rate Information
     On December 31, 2008, the PBOC rate was Rmb 6.8346 = US$1.00. On June 15, 2009, the PBOC rate was Rmb 6.8343 = US$1.00.
     On December 31, 2008, the noon buying rate was Rmb 6.8225 = US$1.00. On June 15, 2009, the noon buying rate was Rmb 6.8302 = US$1.00.
     The following tables set forth certain information concerning exchange rates between Renminbi and US dollars based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate(1) (Rmb per US$1.00)
Period	High	Low
December 2008	6.8842	6.8225
January 2009	6.8403	6.8225
February 2009	6.8470	6.8241
March 2009	6.8438	6.8240
April 2009	6.8361	6.8180
May 2009	6.8326	6.8176
June 2009	6.8371	6.8264

	Noon Buying Rate(1) (Rmb per US$1.00)
Period	Period End	Average(2)	High	Low
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1734	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009 (through June 15, 2009)	6.8361	6.8325	6.8470	6.8176

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of 2007 was Rmb 7.2946, compared with RMB 7.5806 for the noon buying rate (average) for the year ended December 31, 2007. The PBOC rate at the end of 2008 was Rmb 6.8346, compared with Rmb 6.9193 for the noon buying rate (average) for the year ended December 31, 2008.

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.
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
     As a result of the global financial crisis, global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price.
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
     As widely reported, financial markets in the United States, Europe and Asia have been experiencing extreme disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Although recent data suggests that the rate of contraction in the world economy is slowing, there is still a lot of uncertainty over the global economy and its recovery prospects. Weak economic conditions in our target markets, or a reduction in automobile spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and reduced unit sales. Our revenues and gross margins are based on certain levels of consumer and corporate spending.

The current conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities. If our projections of these expenditures fail to materialize due to reductions in consumer or corporate spending as a result of uncertain conditions in the macroeconomic environment, our revenues and gross margins could be adversely affected. As a result of the current tightening of credit in financial markets, our customers and suppliers may experience serious cash flow problems and as a result, may modify, delay or cancel plans to purchase our products. Any inability of current and/or potential customers to pay us for our products may adversely affect our earnings and cash flow. The global financial crisis has had an adverse impact on China’s economic growth as reflected in the fall in growth rates from 9% and 6.8% in the third and fourth quarters of 2008 respectively, to a multi-year growth rate of 6.1% in the first quarter ended March 31, 2009 according to the National Bureau of Statistics. The Chinese government has officially set growth rate targets for 2009 at 8%, which is regarded as the minimum growth rate required to prevent mass unemployment leading to social unrest, whereas the World Bank’s recent forecast for China’s gross domestic product growth for 2009 is 7.2%. The Chinese government on November 10, 2008 announced a 4 trillion yuan stimulus package to maintain economic stability and development through spending on infrastructure projects and in March 2009 at the 11th National People’s Congress, further outlined a package of measures to drive economic growth. In addition, it was announced that a total of Rmb 908 billion of the central government investments in 2009 would be spent on key infrastructure construction, technology innovation, environmental protection and low-income housing. The measures being adopted by the Chinese government to ensure continued economic growth are in the early stages of implementation and would require time to have an effect on the economy. There is no assurance that such stimulus measures will be successful in achieving their aim. Uncertainty and adverse changes in the economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments. Additionally, our stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a worldwide macroeconomic downturn. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S. and other countries. If these conditions deteriorate further or do not show improvement, we may experience material adverse impact to our business and operating results.
     The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. For example, in 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects and increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines, continued to increase from 2002 to 2004. The sales for commercial vehicles increased by 14.2% and 22.2% in 2006 and 2007 respectively due to the strong economic growth achieved and continued investment in infrastructure building by the Chinese government. (Source: China Automotive Industry Newsletter for 2006 and 2007). In the first half of 2008, sales for commercial vehicles continued to increase but began slowing down in the second half of the year. As at December 31, 2008, the overall sales of commercial vehicles had reduced by approximately 5.25 % compared to 2007. This was due to the effects of the global financial crisis in the third quarter of 2008 and also the implementation of the National III emission standard which resulted in advanced purchase of vehicles in the first half of 2008. (Source: China Automotive Industry Newsletter for 2008) However, we cannot assure you that the Chinese government will not change its policy in the future to de-emphasize the use of diesel engines, and any such change will adversely affect our financial condition, results of operations, business or prospects. For example, the Chinese government has from time to time introduced measures to avoid overheating in certain sectors of the economy, including tighter bank lending policies and increases in bank interest rates. See “— Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position.”
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
     We restated our consolidated financial statements for the year ended December 31, 2005, and reported material weaknesses in our internal control over financial reporting and concluded that as of December 31, 2005, 2006 and 2007, our disclosure controls and procedures were not effective and as of December 31, 2006 and 2007, our internal control over financial reporting was not effective. In addition, in connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this Annual Report, management has identified material weaknesses in our internal control over financial reporting and has concluded that as of December 31, 2008, our disclosure controls and procedures and internal control over financial reporting were not effective. Our current independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2008. See “Item 15 — Controls and Procedures.”
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
     Our sales are concentrated among the Dongfeng Group which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2008, sales to the Dongfeng Group accounted for 18.8% of our total net revenues, of which sales to our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 5.5% and 2.2%, respectively. Although we consider our relationship with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our financial condition, results of operations, business or prospects.
     In addition, we are dependent on the purchases made by the Dongfeng Group from us and have exposure to their liquidity arising from the high level of accounts receivable from them. We cannot assure you that the Dongfeng Group will be able to repay all the money they owe to us. In addition, the Dongfeng Group may not be able to continue purchasing the same volume of products from us which would reduce our overall sales volume.
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
     In the medium-duty diesel engine market, our 6108 medium-duty engine, introduced in 1997, has been competing with the 6110 medium-duty engine offered by our competitors. We cannot assure you, however, that we will be able to maintain or improve our current market share or develop new markets for our medium-duty diesel engines. In 2007, our 6108 medium-duty engine sales volumes improved approximately 41.0% compared to its sales in 2006. In 2008, 6108 medium-duty engines sales volumes decreased approximately 4.7% compared to its sales in 2007. With the improved highway road system as a result of the Chinese government’s investment in infrastructure, truck market sales growth is trending towards heavy-duty engines.
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
     In the light-duty diesel engine market, our 4-Series engines (which include 4108, 4110 and 4112 light-duty engines) introduced in 2000 were met with weak consumer demand due to strong competition and a high pricing structure. Yuchai’s first sales of the 4F engines occurred in March 2005. Yuchai expects growth of this new engine to strengthen over the next few years and become a significant contributor to its sales growth. Although there had been an increase in sales of our 4-Series engines from 2003 to 2007, this has been primarily due to the average selling price of the 4-Series engines being lower than the medium and heavy-duty diesel engines, thereby making the 4-Series more affordable to the buyers especially due to the credit tightening by banks in China. In 2007, the 4-Series engines had a growth of approximately 38.7% in unit sales over 2006. In 2008, however, the unit sales of 4-series engines fell slightly by 1.8% over 2007 partially due to the global financial crisis in the last quarter of 2008. We cannot assure you that we will be able to continue to improve our market share for light-duty diesel engines, and we may, in the future, decide to cease production of one or more of the models we are currently producing.
     Our long-term business prospects will depend largely upon our ability to develop and introduce new or improved products at competitive prices. Our competitors in the diesel engine markets may be able to introduce new or improved engine models that are more favorably received by customers. Competition in the end-user markets, mainly the truck market, may also lead to technological improvement and advances that render our current products obsolete at an earlier than expected date, in which case we may have to depreciate or impair our production equipment more rapidly than planned. Failure to introduce or delays in the introduction of new or improved products at competitive prices could have a material adverse effect on our financial condition, results of operations, business or prospects.

Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.
     We have achieved consistent growth in net sales during the last five fiscal years, with net sales increasing by 38.1% from 2006 to Rmb 9,556.3 million in 2007 and by 8.7% from 2007 to Rmb 10,384.0 million in 2008. We cannot assure you that we can continue to increase our net sales or maintain our present level of net sales. For example, during 2005, we increased production capacity to approximately 290,000 units after the completion of our second foundry and the new 6L and 6M heavy-duty engines lines, and we may not be able to increase our net sales commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued economic growth in China. The global financial crisis has had an adverse impact on the economic growth outlook for China and in response, the Chinese government, on November 10, 2008 announced a 4 trillion yuan stimulus package with an aim to maintain economic stability and development through spending on infrastructure projects. In March 2009, at the 11th National People’s Congress, the Chinese government further outlined a package of measures to drive economic growth. In addition, the Chinese government also announced that a total of Rmb 908 billion of the central government investments in 2009 would be spent on key infrastructure construction, technology innovation, environmental protection and low-income housing. There is no assurance that such stimulus measures will be sufficient or successful to ensure continued economic growth of the same levels prior to the global financial crisis. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S. and other countries.
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
     Furthermore, we have acquired in the past, and may acquire in the future, equity interests in engine parts suppliers and logistics and marketing companies. If we are unable to effectively manage or assimilate these acquisitions, our financial condition, results of operations, business or prospects could be adversely affected. See “Item 4. Information on the Company—Business Overview — Manufacturing.”
If we are not able to continuously improve our existing engine products and develop new diesel engine products or successfully enter into other market segments, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.
     As the Chinese automotive industry continues to develop, we will have to continuously improve our existing engine products, develop new diesel engine products and enter into new market segments in order to remain competitive. As a result, our long-term business prospects will largely depend upon our ability to develop and introduce new or improved products at competitive prices and enter into new market segments. Future products may utilize different technologies and may require knowledge of markets that we do not currently possess. Moreover, our competitors may be able to introduce new or improved engine models that are more favorably received by customers than our products or enter into new markets with an early-entrant advantage. Any failure by us to introduce, or any delays in the introduction of, new or improved products at competitive prices or entering into new market segments could have a material adverse effect on our financial condition, results of operations, business or prospects.

     On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province, which have been duly incorporated. The joint venture companies will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. See “Item 4. Information on the Company—Products—New Products” for more information. There can be no assurance that these joint ventures will be successful or profitable.
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
     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollar. From July 20, 2005 to December 31, 2007, Renminbi appreciated about 11.9% against the US dollar, and has appreciated since then. On December 31, 2007, the PBOC rate was Rmb 7.2946 = US$1.00, and on December 31, 2008, the PBOC rate was Rmb 6.8346 = US$1.00. Since we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.
If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
     Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation which has resulted in a decrease in the rate of inflation. The global economic crisis has resulted in the rate of inflation, according to the National Bureau of Statistics, to slow to 1% in January 2009 and which continued to decline from February to May 2009. The effects of the stimulus measures implemented by the Chinese government may result in an increase in inflation in the future and an increase in energy prices generally could cause our costs for raw materials required for the production of products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs on to customers.

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
     The amount of our insurance coverage for our buildings and equipment is at cost which could be less than replacement value, and we have no plans to increase the coverage. The amount of our insurance coverage for our inventory is at book value which could be less than replacement value, and we also have no plans to increase this coverage. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure only high risk assets, such as production property and equipment and certain inventory. However, our under insurance of other properties, facilities and inventory in accordance with this Chinese practice exposes us to substantial risks so that in the event of a major accident, our insurance recovery may be inadequate. We do not currently carry third party liability insurance to cover claims in respect of bodily injury, property or environmental damage arising from accidents on our property or relating to our operations. We also do not carry business interruption insurance as such coverage is not customary in China. Losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.
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
     The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedent value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general including, for example, with respect to corporate organization and governance, foreign investments, commerce, taxation and trade. Since China’s economic reform and opening-up in late 1970s, legislation has significantly enhanced the protection afforded to various forms of foreign investment in Mainland China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties and may not be consistent or predictable as in other more developed jurisdictions which may limit the legal protection available to foreign investors.
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
Outbreaks of infectious diseases, such as the recent Influenza A (H1N1) virus, severe acute respiratory syndrome (SARS) and the Avian flu, in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial condition and results of operations.
     In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. In a matter of weeks, the H1N1 virus had spread internationally but the symptoms in cases outside of Mexico were milder than world health officials had feared with fewer resulting deaths compared to Mexico, the epicentre of the epidemic. As the virus continues to spread worldwide, the World Health Organization on June 11, 2009 declared the H1N1 virus outbreak a global pandemic. The high unpredictability of the future evolution of this new virus and the possibility of a widespread re-occurrence may have a significant impact on global economic activity in the midst of an already depressed global economy. In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was brought under control during 2003, there have been a number of cases reported in China and elsewhere in the Asia region since that outbreak. In addition, an infectious strain of influenza known as the Avian flu has also been reported from time to time in China, Hong Kong and other parts of Asia. Outbreaks of infectious diseases such as these could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.
Risks relating to our investments in HLGE and TCL
     As of December 31, 2008, we had a 45.4% equity interest in HLGE and a 34.4% equity interest in TCL. As of June 1, 2009, our interests in these two companies remained unchanged. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Set forth below are risks related to our equity interests in these entities.
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

•	changes to the international, regional and local economic climate and market conditions (including, but not limited to; changes to regional and local populations, changes in travel patterns and preferences, and oversupply of or reduced demand for hotel rooms that may result in reduced occupancy levels and performance for the hotels it operates);

•	changes to the political, economic, legal or social environments of the countries in which the HLGE group operates (including developments with respect to inflation, interest rates, currency fluctuations, governmental policies, real estate laws and regulations, taxation, fuel costs, expropriation, including the impact of the current global financial crisis);

•	increased threat of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists;

•	changes in laws and governmental regulations (including those relating to the operation of hotels, preparation and sale of food and beverages, occupational health and safety working conditions and laws and regulations governing its relationship with employees);

•	competition from other international, regional and independent hotel companies, some of which may have greater name recognition and financial resources than the HLGE group (including competition in relation to hotel room rates, convenience, services or amenities offered);

•	losses arising out of damage to the HLGE group’s hotels, where such losses may not be covered by the insurance policies maintained by the HLGE group;

•	increases in operating costs due to inflation, labor costs (including the impact of unionization), workers’ compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences;

•	fluctuations in foreign currencies arising from the HLGE group’s various currency exposures;

•	dependence on leisure travel and tourism;

•	the outbreak of communicable diseases, such as the Influenza A (H1N1) virus and the Avian flu, which if not contained, could potentially adversely affect the operations of the HLGE group and its business in the hospitality industry; and

•	adverse effects of a downturn in the hospitality industry.
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
     TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of its core activity going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. Further to its May 2008 announcement, on December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta Limited or Venture Delta, and Grace Star Services Ltd. or Grace Star, voting against the execution of a Memorandum of Understanding (“MOU”) with Payce Consolidated Limited (“Payce”), to enter into transactions in connection with certain properties located in Sydney, Australia. The investment amount by TCL was to be funded through a combination of cash, the issue of new shares in TCL and options to subscribe for TCL shares, and external debt. The MOU was subject to definitive agreements being entered into as well as fulfillment of certain conditions precedent including regulatory and shareholders’ approval, completion of satisfactory due diligence and obtaining of financing on acceptable terms. On April 29, 2009, TCL announced that the MOU would terminate on May 1, 2009 as one of the conditions precedent to be satisfied by Payce in connection with the entry into the transactions with TCL as contemplated by the MOU, had not been and will not be satisfied and its board of directors had decided that it was no longer in the best interests of Payce to complete the transactions contemplated by the MOU. Notwithstanding the termination of the MOU with Payce, TCL has announced that it is continuing with its efforts to reposition its principal business from consumer electronics to real estate and related infrastructure activities in the pan- Asian region. We continue to disagree with the proposed repositioning of TCL group’s business and had on September 2, 2008, through our wholly owned subsidiaries, Venture Delta and Grace Star, we sent a requisition notice to TCL requisitioning for an extraordinary general meeting to remove the chairman of TCL’s Board of Directors and to appoint another director to the TCL Board. The main reasons for the requisition notice were concerns over the chairman’s continued participation and contribution at both the board and company level and seeking additional representation on the TCL Board as the current composition of the Board of Directors did not accurately represent TCL’s shareholding structure. Neither resolution was passed at the extraordinary general meeting. We are currently considering our options in relation to our investment in the TCL group. There can be no assurance that we will not suffer any losses arising from our investment in TCL.
The TCL group’s principal business involves the distribution of third party branded and proprietary branded consumer electronic products with operations mainly in the PRC (including Hong Kong). This business is highly competitive and faces significant competition from other renowned brands.
     The TCL group continues to face intense competition from a large number of established companies and emerging companies in the consumer electronics market and it expects this competition to continue or even intensify as the consumer electronics market evolves with an increasing trend of manufacturers and brand owners adopting aggressive measures to market their products.
     The consumer electronic markets in which the TCL group operates are characterized by frequent product introductions, short product life cycles, aggressive pricing practices and downward pressure on gross margins. Many of the TCL group’s current and potential competitors have substantially greater resources including financial, manufacturing, marketing and distribution resources. Although there is increasing consolidation in the market with retailers and manufacturers looking for safe and reliable partners to co-operate with, certain competitors of the TCL group have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases compared to the TCL group.
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

     Consumer spending patterns for products such as consumer electronics are affected by, among other things, prevailing economic conditions, currency fluctuations, wage rates, inflation, consumer confidence and consumer perception of economic conditions. As a result of the global financial crisis, consumer demand has been affected which may have a material adverse effect on the sales of the TCL group.
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
     The HLGE group will require funds to repay its outstanding debt owed to us. On February 18, 2009, we announced the entry into a loan agreement by our wholly-owned subsidiary, Venture Lewis Limited or Venture Lewis with HLGE to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and due to mature on July 3, 2009 (the “Bonds”). Venture Lewis held a majority of the Bonds. Under the terms of the loan agreement, on the maturity date of the Bonds, HLGE will redeem fully the Bonds held by all minority Bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement on an annual basis. An option for HLGE to undertake a partial redemption of the Bonds on a pro-rata basis prior to the maturity date was included in the loan agreement. On February 19, 2009, HLGE announced an early partial redemption on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding bonds and on March 23, 2009, HLGE effected payment to all Bondholders. There is no assurance that the HLGE group would be able to generate sufficient internal funds to redeem the outstanding debt owing to us. Failure to obtain sufficient funds to repay outstanding debt will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to repay its outstanding debts owing to us could have an adverse effect on our financial condition and results of operations.
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
     We provide certain management, financial planning and other services to Yuchai and, as of June 1, 2009, have seconded six employees to key management positions to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.
     To our knowledge, since January 2008, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor, have we made any public takeover offers in respect of the shares of other companies.
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
     In March 2005, we acquired a 15.0% interest in the then capital of TCL through our wholly-owned subsidiary, Venture Delta. We have since increased our shareholding in TCL through various transactions, and as of December 31, 2008, we had a 34.4% interest in the outstanding ordinary shares of TCL.
     As part of the business expansion and diversification plan, in February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis. We have since increased our shareholding in HLGE following the conversion of the preference shares held by Grace Star into ordinary shares of HLGE, and as of December 31, 2008, we had an interest of 45.4% of the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”
     We have seven directly wholly-owned subsidiaries which hold investments in Yuchai, HLGE and TCL, as described below:
•	Through our 76.4% interest in Yuchai, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market;

•	As of June 1, 2009, we had a 45.4% equity interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia; and

•	As of June 1, 2009, we had a 34.4% equity interest in TCL.
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
     Subsequent to the execution of the Reorganization Agreement, a number of steps have been taken by the parties thereto towards its implementation. For example, Yuchai’s directors and shareholders have confirmed that the amendments to Yuchai’s Articles of Association and corporate governance guidelines required to be adopted by Yuchai pursuant to the Reorganization Agreement have been ratified and implemented, and that steps are being taken to have such amendments and guidelines approved by the relevant Chinese authorities. Yuchai has also paid a consultancy fee of US$1.5 million to us in 2005. Yuchai has also declared and paid dividends to its shareholders from profits earned in the fiscal years ended December 31, 2003 and 2004, resulting in the Company receiving dividends of Rmb 231.3 million (US$27.9 million, based on an exchange rate of Rmb 8.29 to US$1.00), following which we declared dividends representing approximately 50% of the amount of dividends paid to us by Yuchai, as contemplated in Section 1.5(c) of the Reorganization Agreement. Yuchai declared dividends in respect of the fiscal year ended 2007 and the amount of Rmb 108.3 million (US$15.8 million) was received in 2008.

Cooperation Agreement
     The Reorganization Agreement was scheduled to terminate on June 30, 2007. On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and the State Holding Company. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates the terms of the Reorganization Agreement.
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
     While various amendments to Yuchai’s Articles of Association had been ratified and adopted by Yuchai, these amendments are still in the process of being approved by the Ministry of Commerce, PRC. As of June 1, 2009, the parties were continuing to seek the required approvals.
     During 2004, Yuchai granted loans of Rmb 205 million to Yuchai Marketing Co., Ltd or YMCL, a subsidiary of Coomber, with an interest rate of 5.58% for one year. The loans were guaranteed by Coomber and the State Holding Company (together, the “Guarantors”). The loans were repaid in 2005 and were subsequently re-loaned with a maturity date of June 1, 2007 and further extended to May 30, 2008. In July 2007, Yuchai’s Board of Directors agreed in principle to a proposal by the State Holding Company to settle the loans due from YMCL, along with various other accounts receivable from YMCL (collectively, the “receivables”), by forgiving the receivables in exchange for the transfer of 100% of the equity ownership in a hotel in Yulin, PRC and YMCL’s central office building in Guilin, PRC or Guilin Office buildings. On December 25, 2007, Yuchai, pursuant to the execution of a share transfer contract with YMCL, Coomber and State Holding Company, acquired all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) for Rmb 245.6 million. In March 2008, agreements were entered into by Yuchai to effect the repayment of the Rmb 205 million loans against the purchase of 100% equity interest in Yulin Hotel Company for Rmb 245.6 million and offsetting of the balance payable against certain trade receivables due from YMCL, the Guarantors and other related parties. As a result of the acquisition of 100% equity of Yulin Hotel Company, the loan agreements with YMCL have been terminated and the guarantees provided by the Guarantors have been discharged. The acquisition by Yuchai of Yulin Hotel Company was ratified by the Board of Directors of Yuchai and its shareholders subject to the original shareholders of Yulin Hotel Company obtaining approval for the transaction from the regulatory agency in China by November 30, 2008 which was subsequently extended to June 30, 2009 by Yuchai’s Board of Directors and shareholders. If such approval from the provincial government regulatory agency in charge of state-owned assets administration in China was not obtained by June 30, 2009, Yuchai would have had the right to sell to the State Holding Company, who would have been obligated to buy, 100% of the equity interest in Yulin Hotel Company at the original purchase price of Rmb 245.6 million. This condition is contained in a guarantee letter provided by the original shareholders of Yulin Hotel Company. However, on January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of 100% equity interest in Yulin Hotel Company.
     For fiscal year 2008, there was an impairment charge of Rmb 46.0 million (US$6.7 million) recognized pertaining to the hotel in Yulin and the Guilin Office buildings. The goodwill of Rmb 5.7 million (US$0.8 million) arising from the acquisition of the Yulin Hotel Company was fully impaired during fiscal year 2008. The provision of Rmb 203.0 million for uncollectible loans to a related party was reclassified as a deferred gain in the balance sheet. The deferred gain will be recorded in the Statement of Income in 2009 when it was realised on receipt of approval from the provincial government.
Products and Product Development-Yuchai
     The general market demand for trucks and buses has contributed to Yuchai’s significant growth since 2005, with the continued expansion of the highways and toll roads in China.

     Yuchai produces light, medium and heavy-duty diesel engines, industrial diesel engines, diesel powered generators (Genset) and engine parts.
Emission Standard
     As of July 2008 China has officially implemented the National III emission standards throughout China. The 2008 Beijing Olympics has led to an early implementation of the National IV emission standard in Beijing in 2008 which will be implemented in Shanghai from November 2009 and nationwide in late 2010. Yuchai believes it possesses the relevant know-how and technology required for the use of its existing line of National IV diesel engines.
New Products
Our recent products include the YC6K (520PS) engines and the YC6T (600PS) engines. The YC6K (520PS) engines range from 10.5L to 14L, and primarily used in container logistics trucks while our YC6T (600PS) engines, which are 16L engines are intended mainly for use in fishing and towing vessels.
     The following are our other new products:
     (I) Light-Duty Engine (4W)
     YC4W National-III and National-IV 1.2L, 4-cylinders, 4-valves, 82-64kw, 4000-4200rpm diesel engine uses DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications are in passenger cars, multi-purpose vans, power generators and light-duty special purpose machineries.
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
     (III) Heavy-Duty Engines (6K)
YC6K National-III, National-IV heavy-duty 11L-13L, 6-cylinders diesel engine is our latest product for trucks of 12 metric tons and above and for coaches exceeding 12 metres in length. YC6K is scheduled to begin commercial production in early 2010.

     (IV) Marine Diesel Engines (YC6C, YC6T)
YC6C and YC6T are our latest products in marine engines and power generators and they are scheduled for commercial production at the end of 2009.
     In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen Fujian province in China. The projected assembly capacity for the initial phase is approximately 30,000 engines and is expected to incur investment costs of Rmb 186.0 million (US$27.1 million) for the new factory and equipment. This new factory was expected to be ready for commercial production by the fourth quarter of 2008, which has now been deferred to September 2009.
     On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Geely and Yinlun to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. The location of the proposed joint venture was to be at Tiantai, Zhejiang Province in China. Yuchai was to be the largest shareholder followed by Geely as the second largest shareholder. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province. The joint venture companies (“JV Cos”) will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. The main product is a 4D20-2LO diesel engine and the technology for this new diesel engine will be purchased by the JV Cos from Geely subject to certain specified design technology standards being met. The total design production capacity of both JV Cos will be 300,000 diesel units, with each JV Co starting with a capacity for 50,000 diesel engine units and then adding capacity to reach 150,000 units annually. Yuchai is the controlling shareholder with 52 percent with Geely and Yinlun holding 30 percent and 18 percent shareholding respectively in both JV Cos. The two JV Cos have been duly incorporated. There can be no assurance that the joint venture companies will be successful. See “Item 3. Key Information — Risk Factors - Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new diesel engine products, or successfully enter into other market segments, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”
The following table sets forth Yuchai’s list of engines by application:

Series

Trucks	YC4D, YC4E, YC4F, YC4G, YC6A, YC6G, YC6K
Bus	YC6M Mono-fuel, YC6M, YC6L, YC6J, YC6J mono-fuel, YC6G
Construction	YC4B, YC4F, YC6J125G, YC6M, YC4108G/ZG, YC6108G/ZG
Agriculture	YC4AT, YC4BT, YC6AT, YC6BT, YC4BT, YC4F, YC6C, YC6T, YC4W
Marine	YC6112, YC6015/08, YC4108C, YC6M, YC6A/6B
G-Drive	YC4D, YC6A190D(A8100), YC6A225D(A8500), YC6B125D, YC6B145D, YC6B180D, YC6B150D, YC6M, YC6T600L
Light-Duty Diesel Engines
4-Series Light-Duty Diesel Engines
     The 4-Series engines are developed to produce short-range and smaller engines for lightweight cars and trucks. Trial production of the 4-Series engines commenced in late 1999 and today, they represent a stable of reliable and high performance engines and comprise:
•	The 4108 engine was launched in the market in 2001 based on the 6105 and the 6108 engines. The 4108 engine is designed for light trucks and passenger vehicles and commercial production of the 4108 engine began in 2001.

•	The 4112 engine was primarily based on the 6112 engine and is designed for use in light to medium-duty cargo trucks and buses. The 4112 engine also features a low emission level. Commercial production of the 4112 engine began in late 2001.

•	The YC4F/YC4G engine is a four-cylinder, four-stroke engine with a rated power ranging from 90 to 115 PS. The 4F/4G diesel engines were developed based on technologies from Germany and Japan for mini buses, trucks and passenger cars. Trial production of 4F engines commenced in mid-2004.

•	The YC4D/YC4E engine is a four-cylinder, four-stroke engine with a rated power ranging from 120 to 180 PS. The YC4D diesel engine was co-developed by Yuchai and Germany FEV, and features lower emission, lower fuel & oil consumption, lower noise, higher reliability, lower price and better upgrading potential. TheYC4E series diesel engine was developed on the basis of the YC6G series diesel engine with a displacement of 7.8 liters through stroke-shortening and bore-reducing which maintains advantages aids over the YC6G series diesel engines and features by higher dynamic characteristics, easier operation and maintenance, and is to be used for high-speed and light-duty vehicles.
     Significant improvements to the technical specifications of the 4-Series engines have resulted in higher customer acceptance resulting in consistent sales since 2005. The sales have been buoyed by the growth in demand for light trucks and agricultural machinery, and the Chinese government increasing its financial support for the agricultural sector. Yuchai expects the continuing growth of the 4-series engines to become a significant contributor to its sales growth.
YC4W Passenger Car Diesel Engine
     The YC4W National-III and National-IV engines featured with 1.2L, 4-cylinders, 4-valves, 82-64kw, 4000-4200rpm. The YC4W diesel engine uses DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications of these engines are in passenger cars, multi-purpose vans, power generators and light-duty special purpose machineries.
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
     Commercial production of the 6108 engine began in the third quarter of 1997, when Yuchai began offering the 6108 engine to its customers as a premium model, along-side its standard 6105 engine. Yuchai’s existing and planned production facilities for medium-duty diesel engines are designed to produce 6108 engines without major modification. The customer base for the 6108 engines is similar to that for the 6105 engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 engine has adversely affected Yuchai’s market share, through an aggressive marketing program which included brand building and enhancing corporate image, Yuchai was able to increase its unit sales of the 6108 engine. In 2004, unit sales of the 6108 engines were higher than the 6105 engines. The trend reversed in 2005 due to the introduction of the Euro III emission standard which resulted in an increase in the prices of the 6108 engine resulting in a reduction in market demand. In 2007, however, unit sales of the 6108 engine increased by approximately 41.0% over that achieved in 2006, partly due to sales to customers for use in the construction industry.

YC6A
The YC6A National-III is a 6-cylinder, 4-valve engine offering horsepower of 162-225kw and 2300rpm. YC6A diesel engines use BOSCH electronic controlled high-pressured common-rail fuel injection technology. The main applications of YC6A engines are in medium-sized trucks, construction machines, boats, generators and agricultural machinery.
YC6G
The YC6G National-III 7.8L, 6-cylinders engines offers horsepower of147-199kw, and 2000-2200rpm. YC6G diesel engines use DELPHI electronic controlled high-pressured common-rail fuel injection technology. These engines are used mainly in buses and coaches of 11-12 metres in length.
YC6J
The YC6J National-III 6.5L, 6-cylinders are engines with horsepower of132-180kw and 2500rpm. YC6J diesel engines use BOSCH electronic controlled high-pressured common-rail fuel injection technology. YC6J engines are suitable for use in coaches of 8m-11m in length.
YC6J/YC6G CNG/LPG
Yuchai has also developed YC6J/YC6G CNG/LPG variants, using similar major components. Yuchai is a market leader in developing diesel engines which are mainly used in public buses.
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

6M Heavy-Duty Diesel Engines
     The 6M heavy-duty engine family for heavy-duty trucks and passenger buses was developed based on technologies from USA, Japan and Germany in accordance with FEV procedures. The 6M engine has adopted the unique combustion system technology of German FEV and the European forced cooling piston technology. It has a 10-liter displacement and power ranging from 280 to 390 horsepower. Yuchai’s first commercial sales of 6M engines occurred in January 2004. Sales increased between 2004 and 2006 due to a strong growth in the heavy-duty engine truck sector.
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
Diesel Engine Parts
     Yuchai supplies diesel engine parts to its nationwide chain of customer service stations in China. Although sales of diesel engine parts do not constitute a major percentage of Yuchai’s net revenues, the availability of such parts to its customers and to end-users through its nationwide chain of customer service stations is an important part of Yuchai’s customer service program. Yuchai is continuously improving its spare parts distribution channel services to maintain its competitive position.
Sales
     In 2000, Yuchai began commercial production of the light-duty 4-Series engines. Strong competition and high pricing structure contributed to weak sales of the 4-Series engines. However, during the credit tightening period of 2005 to 2006, the 4-Series engines became more affordable compared to the medium-duty engines contributing to increased sales during such period.

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
     The following table sets forth a breakdown of Yuchai’s sales by major product category for each of the three years ended December 31, 2006, 2007 and 2008, respectively:

	2006			2007			2008
		% of			% of			% of
	Revenues,	Revenues,	Units	Revenues,	Revenues,	Units	Revenues,	Revenues,	Units
	net	net	Sold	net	net	Sold	net	net	Sold
	Rmb (in thousands)			Rmb (in thousands)			Rmb (in thousands)
Diesel engines
6105	1,705,399	24.6%	66,627	2,132,590	22.3%	80,567	2,202,856	21.2%	75,633
6108	991,190	14.3%	45,562	1,424,391	14.9%	64,248	1,491,211	14.4%	61,734
6112	725,288	10.5%	14,150	643,373	6.7%	12,741	623,459	6.0%	11,830
6L	98,060	1.4%	1,526	312,268	3.3%	5,079	579,568	5.6%	8,904
6M	267,657	3.9%	6,654	564,909	5.9%	14,296	452,397	4.4%	11,235
4-Series	2,222,531	32.1%	148,941	3,258,449	34.1%	206,558	3,534,245	34.0%	202,798
Diesel power generators & others	910,403	13.2%	123	1,220,323	12.8%	188	1,500,286	14.4%	146

	6,920,528	100.0%	283,583	9,556,303	100.0%	383,677	10,384,022	100.0%	372,280

     Others mainly represent the revenues earned through engine parts sales, hotel incomes, guarantee fees and diesel power generators.
Production
     Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 960,900 square meters, including the existing production factory for the 6105 medium-duty engines, the existing production factory for the 6108 medium-duty engine, or the 6108 Engine Factory, the 6112 Engine Factory and various testing and supporting facilities. The new foundry is under construction on 667,000 square metres of land. Upon completion, it is expected to have five production lines with a potential capacity of producing 1 million engines head/block.
     During 2005, Yuchai increased production capacity to approximately 290,000 units after the completion of the second foundry and new 6L and 6M heavy-duty engines assembly lines. In 2007 and 2008, production capacity was approximately 400,000 and 443,750 units, respectively, based on 2.5 shifts five-day week.

     The following table sets forth the breakdown of Yuchai’s production by major product category for each of the years ended December 31, 2004, 2005, 2006, 2007 and 2008.

	2004		2005		2006		2007		2008
		% of		% of		% of		% of		% of
		total		total		total		total		total
	Units	units	Units	units	Units	units	Units	units	Units	units

Diesel Engines:
6105	55,910	24.4%	70,052	29.2%	66,439	23.9%	82,345	21.4%	72,779	21.8%
6108	62,394	27.2%	35,627	14.8%	39,057	14.1%	66,526	17.3%	61,169	18.3%
6112	27,410	12.0%	15,990	6.7%	14,358	5.2%	12,996	3.4%	11,954	3.6%
6L	1,444	0.6%	1,008	0.4%	1,366	0.5%	5,618	1.5%	9,025	2.7%
6M	1,594	0.7%	5,991	2.5%	7,331	2.6%	15,830	4.1%	11,492	3.4%
4-Series	80,458	35.1%	111,393	46.4%	149,347	53.7%	201,204	52.3%	168,058	50.2%

Total	229,210	100.0%	240,061	100.0%	277,898	100.0%	384,519	100.0%	334,477	100.0%

Procurement
     Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product. The key components for 6105, 6108 and 6112 are manufactured internally.
Engine Block
Yuchai cast and molded approximately 345,536 units of engine blocks in 2008 representing a large portion of its engine blocks used in production.
Pump
     Yuchai/ASIMCO Components Company Limited, or Yuchai/ASIMCO, is one of Yuchai’s principal suppliers of fuel injection pumps through two of its related companies. Yuchai/ASIMCO is a joint venture between Yuchai and a subsidiary of Asian Strategic Investments Corporation, or ASIMCO, that invests in factories in China that produce parts and components for diesel engines. ASIMCO is a joint venture among The Pacific Alliance Group Limited, Dean Witter Capital Corporation and TCW Capital Investment Corporation. As of June 1, 2009, Yuchai had contributed Rmb 5.7 million to Yuchai/ASIMCO and owned an 8.0% interest in the common stock of Yuchai/ASIMCO.
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
     Yuchai has a policy of practising sound procurement policy by requiring the same product procurement from at least two distinct sources. The same practice applies to all other externally procured engine parts. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality. For contingency supply of engine blocks, Yuchai has a long term purchase agreement with a domestic foundry.
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

Manufacturing Capacity Expansions
     Yuchai believes that the current production capacity of all engine lines will meet the expected demand in the short- term. Yuchai is continuously assessing the market demand and devising production strategies to secure market opportunities
Research and Development
     Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed 3% of its revenue annually to continually improve the technology of its products. In addition, Yuchai plans to continue to acquire advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2007, Yuchai employed over 617 engineers (excluding supporting junior engineers). As of December 31, 2008, Yuchai employed over 406 engineers (excluding supporting junior engineers), approximately 371 of whom were devoted to research and development, product enhancement and new designs while the remaining were in the production department and after sales service. In 2006, 2007 and 2008, Yuchai spent approximately Rmb 167.7 million, Rmb 153.1 million and Rmb 177.4 million (US$25.9 million) respectively, on research and development. Yuchai believes that it has been able to control to some extent, the increase of research and development expenses due to the relatively low salary levels of engineers in China. In 2007 and 2008, Yuchai’s research and development efforts were focused on the development of new products such as heavy duty engines 6T and 6K and National IV and National V prototype products.
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
     Yuchai promotes its products primarily through television commercials, outdoor sign boards, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program, “User Service Month,” during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service and small gifts for end-users. In connection with this promotion, Yuchai’s customer service stations also perform routine maintenance checks and minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its more than 1,300 authorised service stations which are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern part of China.

     Yuchai has continued to focus its sales efforts on retailers and end-users of diesel engines. Yuchai seeks to encourage end-users of gas engine trucks to replace their gas engines with Yuchai diesel engines by advertising the advantages of diesel engines. With the advent of CNG/LPG refilling network across the nation, customers have the additional option of using YC6J/YC6G CNG/LPG engines. Such sales of replacement engines are generally made through customer service centers at a retail price which is higher than the sales price to truck manufacturers.
     Yuchai believes that proximity to its factories in Yulin City is an important factor in the geographical make-up of its customers. Due in part to transportation and shipping costs, a substantial majority of Yuchai’s engines are sold to customers in southern and central eastern China. Customers’ geographical make-up is segmented by Guangxi, Sichuan, Hubei, Fujian, East and North East China.
Export Sales
     Yuchai has a very small percentage of its products exported outside China, as the following table indicates:

	2006			2007			2008
		% of			% of			% of
	Sales	Sales	Unit	Sales	Sales	Unit	Sales	Sales	Unit
	Revenue	Revenue	Sales	Revenue	Revenue	Sales	Revenue	Revenue	Sales
	Rmb			Rmb			Rmb
	(in thousands)			(in thousands)			(in thousands)
Total Domestic Sales	6,893,551	99.6%	282,516	9,533,767	99.8%	382,810	10,352,114	99.7%	371,243
Total Export Sales	26,977	0.4%	1,067	22,536	0.2%	867	31,908	0.3%	1,037

	6,920,528	100.0%	283,583	9,556,303	100.0%	383,677	10,384,022	100.0%	372,280

     In 2006, the top five export markets of Yuchai (in descending order) are Vietnam, Cuba, Egypt, Algeria and Malaysia. In particular, Yuchai exported 700, 12,000 and 133 diesel engine units to Cuba in 2006, 2007 and 2008 respectively. In April 2006, Yuchai signed a memorandum of understanding with the Cuban government for the export by Yuchai of approximately 20,000 diesel engines over the next four years. Yuchai does not expect that sales pursuant to this memorandum of understanding will have a material impact on its unit production or sales revenue. In 2007, the top five export markets of Yuchai (in descending order) were Cuba, Vietnam, Russia, Egypt and Saudi Arabia. In 2008, the top five export markets of Yuchai (in descending order) were Vietnam, Saudi Arabia, Peru, Turkey and Russia.
     Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 21.7% and 20.8% of Yuchai’s total net revenues in 2006 and 2007. In 2008, the Dongfeng Group accounted for 18.8% of total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 7.7% in total. The Dongfeng Group is also a major competitor of Yuchai. See “— Competition.”
     Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade accounts receivables, Yuchai would hold shipments for delivery if customers’ credit position is not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. As of December 31, 2006, Yuchai had net trade accounts receivable of Rmb 1,480.9 million, representing 34.3 % of our consolidated current assets as of the same date. As of December 31, 2007, Yuchai had net trade accounts receivable of Rmb 3,107.8 million, representing 54.4 % of our consolidated current assets as of the same date. As of December 31, 2008, Yuchai had net trade accounts receivable of Rmb 2,537.7 million (US$ 371.3 million), representing 41.8% of our consolidated current assets as of the same date.
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
     Most of Yuchai’s major China domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of

Yuchai’s other major customers. In 2008, sales to the Dongfeng Group accounted for 18.8% of our total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 7.7% in total. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai believes that its current production capacity is adequate to meet expected higher demand from and unit sales to customers in the near future arising from the continued government spending on new highways and other infrastructure development projects in China. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.
     In the medium-duty diesel engine market, Yuchai’s 6105 and 6108 engines compete primarily against the 6110 engines produced by a number of Yuchai’s competitors. Initially, the introduction of the 6110 engine in 1995 had put considerable pressure on Yuchai’s competitiveness in the medium-duty diesel engine market because it offered greater horsepower than Yuchai’s 6105 engine. However, the commercial introduction of the 6108 engine in 1997 by Yuchai, which offers substantially the same horsepower as the 6110 engine, has allowed Yuchai to compete more effectively in the medium-duty diesel engine market. In competing with the 6110 engine, Yuchai focuses on the quality and price of, and the after-sales service on, the 6108 engine. The unit sales of the 6108 engines was lower than 6105 engines in 2006 and 2007 due to poor market demand for the more expensive 6108 engines as a result of the more stringent Euro III emission standards and competition. In 2008, the overall unit sales of the 6108 and 6105 engines were lower than the unit sales for 2007. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for its medium-duty diesel engines.
     In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. In 2007 and 2008, the sales volume of the 6112 engine was 12,741 units and 11,830 units, which was 16.4% lower than 14,150 units in 2006 and approximately 7.2% lower than in 2007 respectively, due to shrinking demand arising from the Chinese government’s measures to tighten the credit supply within the banking sector in China as part of its efforts to minimize overheating of the economy. This situation has led to Yuchai’s customers buying more of the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. In 2007 and 2008, the demand for 6112 engines was also adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend is a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichai Power Co., Ltd.) or any new entrants.
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
     Government policies on import tariffs and restrictions affect our business. For example, a reduction in import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and, therefore lead to increased competition in the China domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-use markets of Yuchai’s customers and indirectly affect Yuchai’s sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. Yuchai has from time to time been in discussions with potential foreign diesel engine manufacturers on possible strategic joint ventures to develop and manufacture new diesel engines.

The HLGE group
     As of June 1, 2009, we had a 45.4% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”
     HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.115 on June 30, 2009. The core businesses of the HLGE group are that of hospitality operations and property development.
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

The property is located in the commercial district of Qingdao. The property has approximately 450 saleable guest rooms, and has restaurants and bars, ballrooms and function rooms, entertainment facilities, offices and retail space.

•	Changning Equatorial Serviced Apartments

The property comprises a 16-storey building located in the downtown Shanghai. The property has approximately 125 apartment units, a self-service launderette, meeting rooms and a business centre. In September 2008, the business operation was temporarily closed for major renovations and is anticipated to re-open at the end of September 2009.

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

The TCL group
     The TCL group is a distributor of consumer electronic products with operations mainly in the PRC (including Hong Kong). In August 2008, TCL announced that its Board of Directors had decided to cease its electronic manufacturing business as a result of a significant slowdown in demand from its major customers and rising operational costs. TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of its core activity going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. On December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta and Grace Star voting against, the execution of the MOU with Payce, to enter into transactions in connection with certain properties located in Sydney, Australia. The investment amount by TCL is to be funded through a combination of cash, the issue of new shares in TCL and options to subscribe for TCL shares, and external debt. The MOU is subject to definitive agreements being entered into as well as fulfillment of certain conditions precedent including regulatory and shareholders’ approval, completion of satisfactory due diligence and obtaining of financing on acceptable terms. On April 29, 2009, TCL announced that the MOU would terminate on May 1, 2009 as one of the conditions precedent to be satisfied by Payce in connection with the entry into the transactions with TCL as contemplated by the MOU, has not been and will not be satisfied and its board of directors had decided that it was no longer in the best interests of Payce to complete the transactions contemplated by the MOU. Notwithstanding the termination of the MOU with Payce, TCL has announced that it is continuing with its efforts to reposition its principal business from consumer electronics to real estate and related infrastructure activities in the pan- Asian region. We continue to disagree with the proposed repositioning of TCL group’s business and are currently considering our options in relation to our investment in the TCL group.
Third party branded products
     The TCL group is engaged in the distribution of a portfolio of branded consumer electronics products, such as Panasonic, Nokia, Orion Casio, Apple, Asus, Fuji, Kodak, Lenovo, Olympus, Pentax, Samsung, Sony, and Canon. Some of the products that the TCL group markets under these brand names include digital video cameras, digital still cameras, and audio products including MP3/MP4/MP5 players, plasma televisions, desktop and notebook computers, personal digital assistants electronic accessories and mobile phones.
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
Competition
The consumer electronics sector in China is extremely competitive. The TCL group has a dual focus on expanding sales and controlling costs and plans to continue to widen its product and brand portfolio should opportunities arise. In May 2008, TCL announced its plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region. On December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta and Grace Star voting against, the execution of the MOU with Payce Consolidated Limited (“Payce”), to enter into transactions in connection with certain properties located in Sydney, Australia. On April 29, 2009, TCL announced that the MOU would terminate on May 1, 2009 as one of the conditions precedent to be satisfied by Payce in connection with the entry into the transactions with TCL as envisaged by the MOU, has not been and will not be satisfied and its board of directors had decided that it was no longer in the best interests of Payce to complete the transactions contemplated in the MOU. Notwithstanding the termination of the MOU with Payce, TCL has announced that it is continuing with its efforts to reposition its principal business from consumer electronics to real estate and related infrastructure activities in the pan- Asian region.
Other businesses
     The TCL group also has other business activities relating to contract manufacturing, property development and investment in the PRC.

Organizational Structure
     The following chart illustrates the organizational structure of the Company and Yuchai as of June 1, 2009 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

HLA beneficially owns 21.2% + 1 special share
Hong Leong Asia Ltd. ("HLA")
Yulin City Government
100%
100%
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100%
HL Technology Systems Pte Ltd ("HLT")
Shah Capital Management
0.2%
100% via written trust
5.8%
21.0% + 1 Special Share
Tai Tak Industries Pte Ltd & Tai Tak Securities Pte Ltd
China Yuchai International Limited ("CYI")
5.2%
Publicly Held 49.8%
18%
Coomber Investments Limited ("Coomber")
100%
Goldman Industrial Ltd. ("Goldman")
100%
100%
100%
100%
100%
100%
100%
Constellation Star Holdings Limited
Hong Leong Technology Systems (BVI) Ltd
Earnest Assets Limited
Cathay Diesel Holdings Ltd.
Tsang & Ong Nominees (BVI) Ltd
Goldman Sachs Guangxi Holdings (BVI) Ltd
Youngstar Holdings Limited
100%
100%
22.3%
21.4%
12.6%
12.7%
5.2%
2.2%
Grace Star Services Ltd.
Venture Delta Limited
76.4%
Holders of Legal Shares
1.5%
Guangxi Yuchai Machinery Company Limited ("Yuchai")
22.1%
100%
34.38%
76.9%
71.8%
97.1%
Xiamen Yuchai Diesel Engines Co., Ltd.
Thakral Corporation Ltd ("TCL")
Yuchai Express Guarantee Co. Ltd ("YEGCL")
Guangxi Yuchai Machinery Monopoly Development Co., Ltd ("YMMC")
Guangxi Yulin Yuchai Accessories Manufacturing Company Limited ("YAMC")
0.04%
2.9%
28.2%
100%
Venture Lewis Limited
100%
45.4%
HL Global Enterprises Limited ("HLGE")
Guangxi Yulin Hotel Company Limited ("Yulin Hotel Company")
Zhejiang Yuchai Sanli Engine Company Limited
Jining Yuchai Engine Company Limited
52%
52%

Regulatory and Related Matters
Governance, Operation and Dissolution of Yuchai
     Governance, operation and dissolution of Yuchai are governed by laws and regulations of China relating to Sino-foreign joint stock companies, as well as by Yuchai’s Articles of Association. Yuchai is subject to the relevant PRC labour laws and regulations with respect to labour management, which is overseen by the Labour & Social Security Bureau. In accordance with these laws and regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurances and employee discipline. Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50.0% of the registered capital of Yuchai.
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

Property, Plant and Equipment
     Yuchai’s headquarters is located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 1.5 million square meters of land, which is currently used primarily for the production of diesel engines and employee housing. The principal production land area for the manufacture of diesel engines currently occupies approximately 960,900 square meters, including a building for the current 6105 manufacturing facilities and recently completed facilities occupying approximately 620,000 square meters that comprise the 6108 Engine Factory, the 6112 Engine Factory, administrative offices and technical operations space. In addition, Yuchai leases a number of regional sales offices in China. In 2007 and 2008, production capacity was approximately 400,000 and 443,750 units, respectively, based on 2.5 shifts five-day week.
Environmental Matters
     China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Environmental Protection promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. The PRC emission standard equivalent to Euro III has been implemented progressively throughout China from July 1, 2008. Yuchai believes it will be able to comply with the new standard. See “Risk Factors—We may be adversely affected by environmental regulations.”
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
     During the fiscal years ended December 31, 2006, 2007 and 2008, our main asset has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Business Expansion and Diversification Plan
     Following the implementation of our business expansion and diversification plan, we have looked for new business and on an ongoing basis, continue to explore and assess new businesses opportunities to reduce our financial dependence on Yuchai.
Thakral Corporation Ltd (“TCL”)
•	The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% equity interest in TCL for a consideration of approximately S$30.9 million. In September 2005, Venture Delta acquired an additional 1.0% equity interest in TCL for a consideration of S$1.4 million. As a result, we held a 16.0% stake in TCL as of December 31, 2005.

•	In February 2006, we increased our interest in TCL to 19.4% through an acquisition by Venture Delta of ordinary shares and convertible bonds of TCL pursuant to a rights issue by TCL for an aggregate cash consideration of approximately S$49.4 million (approximately US$36.3 million). Venture Delta converted all of its TCL convertible bonds into TCL ordinary shares in August 2006 and, as a result of the conversion, triggered the mandatory conditional cash offers under The Singapore Code on Take-over and Mergers for all of the TCL ordinary shares and TCL bonds which Venture Delta did not already own, control or agree to acquire. The mandatory offers lapsed on October 20, 2006 and no securities were purchased by Venture Delta.

•	As of December 31, 2006, our interest in TCL was 36.6% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million (approximately US$60.0 million), before taking into account dividends and interest income of approximately S$1.9 million (approximately US$1.4 million), in the aggregate, earned from these investments.

•	On September 2, 2008, Venture Delta transferred 1,000,000 ordinary shares, representing 0.04% interest in TCL to Grace Star.

•	As of December 31, 2008, our interest in TCL was 34.4% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million (approximately US$60.0 million), before taking into account dividends and interest income of approximately S$1.9 million (approximately US$1.4 million), in the aggregate, earned from these investments. As of June 1, 2009, our interest in TCL remained unchanged.

•	We continue to account for our investment in TCL using the equity method and we have continued to reflect our proportionate share of the TCL group’s results in our consolidated statement of operations since March 2005.
HL Global Enterprises Limited (formerly known as HLG Enterprise Limited) (“HLGE”)
•	In February 2006, through the following wholly-owned subsidiaries, we also acquired debt and equity securities in HLGE for an aggregate consideration of approximately S$132.0 million (approximately US$96.7 million):

(a)	Grace Star acquired

i.	191,413,465 ordinary shares representing approximately 29.1% of the total number of HLGE’s ordinary shares at that time,

ii.	15,376,318 Series A redeemable convertible preference shares in the capital of HLGE, or the Existing HLGE RCPS A. The Existing HLGE RCPS A is mandatorily redeemable by HLGE upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of Existing HLGE RCPS A. Any outstanding Existing HLGE RCPS A will be mandatorily redeemed in March 2015. The Existing HLGE RCPS A can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of Existing HLGE RCPS A at any time prior to March 2015.

iii.	107,634,237 Series B redeemable convertible preference shares in the capital of HLGE, or the Existing HLGE RCPS B (and together with the Existing HLGE RCPS A, the Existing HLGE RCPS). The Existing HLGE RCPS B is neither mandatorily redeemable nor redeemable at the option of the Company. Any Existing HLGE RCPS B, which are not redeemed prior to March

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

(b)	Venture Lewis acquired approximately S$129.4 million (approximately US$95.1 million) in principal amount of outstanding secured non-convertible bonds issued by HLGE, or the Existing HLGE Bonds.

•	In June and December of 2006, HLGE partially redeemed a portion of Existing HLGE RCPS A and Existing HLGE RCPS B as required by the terms of the preference share agreement as a result of the disposals of certain assets. The proceeds from the partial redemptions amounted to approximately S$2.4 million (approximately US$1.6 million) and resulted in a reduction in the number of Existing HLGE RCPS that we held through Grace Star from 123,010,555 to 113,159,191.

•	In July 2006, pursuant to a rights issue by HLGE, through Grace Star and Venture Lewis, respectively, we were allotted 196,201,374 non-redeemable convertible cumulative preference shares, or the New HLGE NCCPS, and S$130,800,917 in principal amount of zero coupon unsecured non-convertible bonds due 2009 in HLGE, or the New HLGE Bonds, for an aggregate consideration of approximately S$135.0 million (approximately US$99.0 million). In conjunction with the allotment, the Existing HLGE Bonds were redeemed by HLGE at their principal value of S$129.4 million. At settlement, the aggregate consideration payable by the Company to HLGE of S$134.7 million was partially offset against S$129.4 million payable by HLGE to the Company, and the balance of S$5.3 million (approximately US$3.9 million) was paid by the Company in cash.

•	In November 2006, Grace Star converted all of its 196,201,374 New HLGE NCCPS into HLGE ordinary shares resulting in an increase in its equity interest in HLGE from 29.1% to 45.4% thereby triggering the mandatory conditional cash offers under The Singapore Code on Take-over and Mergers for all the HLGE ordinary shares, the Existing HLGE RCPS and the New HLGE NCCPS which Grace Star did not already own, control or agree to acquire. The mandatory offers lapsed on December 27, 2006 and no securities were purchased by Grace Star.

•	As of December 31, 2006, we held through Grace Star (i) 387,614,839 HLGE ordinary shares, representing approximately 45.4% of the total number of HLGE ordinary shares; (ii) 113,159,191 Existing HLGE RCPS; and through Venture Lewis (iii) S$130,800,917 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.9 million (approximately US$100.6 million), before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million (approximately US$4.9 million) in aggregate.

•	On June 19, 2007, HLGE made a partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$17.9 million (approximately US$13.2 million) and resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$130,800,917 to S$112,886,727. The Company had engaged an independent professional valuer, to value the financial instruments acquired as at June 19, 2007 (before redemption) and as at December 31, 2007. The fair value is determined by discounting the expected payments to the valuation date using a discount rate commensurate with the risk of the payments.

•	As of December 31, 2007, we held through Grace Star (i) 387,614,839 HLGE ordinary shares, representing approximately 45.4% of the total number of HLGE ordinary shares; (ii) 13,957,233 Existing HLGE RCPS A; (iii) 99,201,958 Existing HLGE RCPS B; and through Venture Lewis (iv) S$112,886,727 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.5 million (approximately US$100.6 million), before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million (approximately US$4.9 million) in aggregate.

•	In April 2008, HLGE made an additional partial redemption of the Existing HLGE RCPS B. The redemption amount we received amounted to approximately S$0.98 million (approximately US$0.7 million) on April 30, 2008 and resulted in a reduction in the number of Existing HLGE RCPS that we held through Grace Star from 113,159,191 to 107,186,403.

•	In June 2008, HLGE made another partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$25.9 million (approximately US$17.7 million) and resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$112,886,727 to S$87,010,673.

We account for our investment in HLGE ordinary shares using the equity method and have reflected our proportionate share of the HLGE group’s results in our consolidated statement of operations since February 2006.

•	Assuming the full conversion of the Existing HLGE RCPS held by Grace Star, which would trigger the full conversion of the Existing HLGE RCPS by the other holders of the Existing HLGE RCPS, and assuming that none of the other holders of the New HLGE NCCPS convert their New HLGE NCCPS, our equity interest in HLGE would increase from 45.4% as of December 31, 2008 to 51.5%. In the event we obtain a majority of the voting equity interest in HLGE, we would likely have to consolidate HLGE in our financial statements.
•	On February 18, 2009, we announced the entry into a loan agreement by our wholly-owned subsidiary, Venture Lewis with HLGE to refinance the New HLGE Bonds due to mature on July 3, 2009. Under the terms of the loan agreement, on the maturity date of the New HLGE Bonds, HLGE will fully redeem the New HLGE Bonds held by all minority New HLGE Bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on the maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement between the parties on an annual basis. An option for HLGE to undertake a partial redemption of the New HLGE Bonds on a pro-rata basis prior to the maturity date was included in the loan agreement. On February 19, 2009, HLGE announced an early partial redemption of the new HLGE Bonds on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding New HLGE Bonds and on March 23, 2009, HLGE effected payment to all bondholders. The principal amount redeemed of approximately S$8.96 million (approximately US$6.1 million) to us had resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$87,010,673 to S$78,053,577. See “Item 3. Key Information — Risk Factors — Risks relating to our investments in HLGE and TCL — The HLGE Group may be unable to raise sufficient funds to pay their debt obligations to us”.
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
     With continued rapid economic growth, our net revenues in 2008 increased by 8.7% to Rmb 10,384.0 million (US$1,519.4 million) compared to Rmb 9,556.3 million in 2007. This increase was primarily a result of a general increase in prices from the sale of the new National III engines. The income before minority interests was Rmb 353.1 million (US$51.7 million) in 2008 as compared to 715.4 million in 2007. Sales of the 6108 medium-duty and 6112 heavy-duty engines accounted for 14.4% and 6.0%, respectively, of the net revenues in 2008. Sales of the 6L and 6M heavy-duty diesel engines accounted for 5.6% and 4.4%, respectively, of the net revenues in 2008. Due mainly to the credit tightening by banks in China, there are more customers buying the light-duty diesel engines and industrial engines because the average selling price of these light-duty diesel and industrial engines were lower than the medium and heavy-duty engines. The overall gross margin of 17.6 % for 2008 was lower than the 20.4% gross margin of 2007 mainly due to higher raw material costs. Yuchai generated 34.0% and 34.1% of our net revenues in 2008 and 2007, respectively, from the lower margin light-duty diesel engines, and 51.5% and 53.1% of our net revenues in 2008 and 2007, respectively, from the higher margin medium-duty and heavy-duty diesel engines.

     In 2008, we continued our efforts to control production costs and operating expenses. However, the costs and expenses related to the production of our diesel engines are not subject to significant variations which limit our ability to significantly reduce our costs and expenses. Our cost of goods sold mainly includes cost of materials consumed, factory overhead, direct labor, provision for product warranty and depreciation. We analyze our cost of goods sold based on our cost of manufacturing for each period. Cost of manufacturing for each period equals cost of goods sold for the period plus or minus the change in period and finished goods inventory. In 2008, cost of materials consumed accounted for approximately 87.5% of our total cost of manufacturing. Our selling, general and administrative, or SG&A, expenses include advertising expenses, salaries and wages, freight charges, sales commission expenses and a large number of smaller expenses. Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2008 of Yuchai was 15%. Since January 1, 2002, Yuchai is subject to tax at a rate of 15% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law.
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
     The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax will be imposed on dividends paid to us, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises.
     In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. Yuchai intends to continue to manufacture its 6112 heavy-duty diesel engines although there has been a decline in unit sales in 2006 due mainly to changes in customers’ demand to light-duty diesel engines. In 2007 and 2008, the sales volume of the 6112 engine was 12,741 units and 11,830 units, which was 16.4% lower than 14,150 units in 2006 and approximately 7.2% lower than in 2007 respectively, due to shrinking demand arising from the Chinese government’s measures to tighten the credit supply within the banking sector in China as part of its efforts to minimize overheating of the economy. This situation has led to Yuchai’s customers buying more of the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. In 2007 and 2008, the demand for 6112 engines was also adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend is a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichai Power Co., Ltd.) or any new entrants.
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
     In the United States, Europe and Asia, market and economic conditions have been extremely challenging with tighter credit conditions and slower growth. Continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the U.S. and banking system instability have contributed to increased market volatility and diminished expectations for the economy globally. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the U.S. and international markets and economies, in particular in China, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. While currently these conditions have not impaired our ability to access credit markets and finance our operations, there can be no assurance that there will not be a further deterioration in the financial markets. If these market conditions continue, they may limit our ability, and the ability of our customers, to timely replace maturing liabilities, and access the capital markets to meet liquidity needs, resulting in an adverse effect on our financial condition and results of operations. The global financial crisis has had an adverse impact on the economic growth outlook for China as reflected in the fall in growth rates from 9% and 6.8% in the third and fourth quarters of 2008 respectively, and to a multi-year growth rate of 6.1% in the first quarter ended March 31, 2009 according to the National Bureau of Statistics. As a result, the Chinese government on November 10, 2008 announced a 4 trillion yuan stimulus package to maintain economic stability and development through spending on infrastructure projects. In March 2009, at the 11th National People’s Congress, the Chinese government further outlined a package of measures to drive economic growth. In addition, the Chinese government also announced that a total of Rmb 908 billion of the central government investments in 2009 would be spent on key infrastructure construction, technology innovation, environmental protection and low-income housing. The measures being adopted by the Chinese government to ensure continued economic growth is in the very early stages of implementation and there is no assurance that such a stimulus package will be successful in achieving its aim.
     As discussed in “Item 4. Information on the Company — History and Development — Cooperation Agreement” regarding the Rmb 205 million loans granted by Yuchai to YMCL, our management was uncertain whether State Holding Company had the financial ability to purchase Yulin Hotel Company for the full contractual amount of Rmb 245.6 million. Consequently, no recovery of the previously recorded impairment loss on the loans due from YMCL has been recognized in our consolidated financial statements as of December 31, 2008. Such recovery will only be recognized in our consolidated financial statements in the period when either the approval is obtained from the provincial government regulatory agency in charge of state-owned assets administration in China for the acquisition of the 100% equity interest in Yulin Hotel Company, or we are able to resolve the uncertainty about the recovery through other means. On January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company. For fiscal year 2008, there was an impairment charge of Rmb 46.0 million (US$6.7 million) recognized pertaining to the hotel in Yulin and the Guilin Office buildings. The goodwill of Rmb 5.7 million (US$0.8 million) arising from the acquisition of the Yulin Hotel Company was fully impaired during 2008. The provision of Rmb 203.0 million for uncollectible loans to a related party was reclassified as a deferred gain in the balance sheet. The deferred gain will be recorded in the Statement of Income in 2009 when it was realised on receipt of the approval from the provincial government.
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

     While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of judgment and estimation and therefore warrant additional attention:
•	allowances for doubtful accounts and loans receivable;

•	realization of the carrying value of inventories;

•	product warranty obligations;

•	recoverability of the carrying values of equity method investments and other investments;

•	realization of deferred tax assets; and

•	impairment of long-lived assets.
Allowances for doubtful accounts
     Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on historical write-off experience by industry and national economic data. Management reviews its allowance for doubtful accounts monthly. For the year ended December 31, 2008, the Dongfeng Group accounted for about 20 % of the trade debtors outstanding as compared to approximately 21%as of December 31, 2007. Likewise, the top 20 non-Dongfeng Group customers had increased their significance in our sales and accounted for about 52.4% of the gross accounts receivable at the end of 2008 from 41.8% at the end of 2007. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2008. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
     Changes in the allowances for doubtful accounts for each of the years in the three-year period ended December 31, 2008 are summarized as follows:

	December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	69,047	90,365	64,893	9,495
Add:
Charge/(credit) to Consolidated statements of Operations	21,582	(11,008)	33,487	4,900
Less: Written off	(264)	(14,464)	(2,346)	(343)

Balance at end of Year	90,365	64,893	96,034	14,052

     While trade accounts receivable decreased by Rmb 570.1 million as of December 31, 2008 as compared to 2007, allowance for doubtful accounts increased by Rmb 31.1 million. The decrease in trade accounts receivable was mainly attributable to better debt collection and lower sales towards the end of the year. There has been a significant decrease in bills receivable due to lower sales in the last quarter as a result of the global financial crisis.
     We were able to assess our collectability estimates in 2007 and 2008 with the benefit of a longer hindsight period. As a result, we determined that we should increase our allowance for doubtful accounts by Rmb 33.5 million to reflect actual results. We will consider this historical information in the establishment of allowance methodology and assumptions in 2008 and future years.
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
     Changes in the accrued product warranty liability for each of the years in the three-year period ended December 31, 2008 are summarized as follows:

	December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	142,126	163,701	194,898	28,518
Add: Provision charged to Consolidated statements of Operations	200,892	233,838	215,544	31,538
Less: Amounts Utilized	(179,317)	(202,641)	(221,843)	(32,460)

Balance at end of year	163,701	194,898	188,599	27,596

     We recognized a liability for warranty at the time the product is sold and our estimate of our warranty obligations is re-evaluated on an annual basis. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated balance sheet. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last three fiscal years would impact the provision for product warranty by approximately Rmb 10.8 million (US$1.6 million).
Recoverability of carrying values of equity method investments and other investments
     We assess impairment of our investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the value of our investment is below its carrying amount and that loss in value is considered other than temporary, then an impairment charge is recognized. As of December 31, 2008 , the Company’s carrying value of its equity method investments in TCL and HLGE were Rmb 265.8 million (US$38.9 million) and Rmb 119.3 million (US$17.5 million), respectively. The fair value, based on the quoted market prices, of the TCL ordinary shares and the HLGE ordinary shares held by the Company was Rmb 235.0 million (US$34.4 million) and Rmb 101.3 million (US$14.8 million), respectively, as of December 31, 2008.
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
     On June 30, 2009, the values based on quoted market prices of the TCL ordinary shares and HLGE ordinary shares held by the Company were Rmb 255.0 million (US$37.3 million) and Rmb 210.8 million (US$30.8 million) respectively. The Company did not recognize impairment charges pertaining to its investments in TCL and HLGE in 2008 as the reduced fair values were deemed to be temporary as a result of general market conditions.
Realization of deferred tax assets
     In 2008, the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2006 through to 2008. The tax bureau did not propose any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed. Beginning with the adoption of FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.
     Deferred tax assets are reduced by a valuation allowance to the extent that we conclude it is more likely than not that the assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, tax credits and tax losses carried forward can be utilized. Our management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material revisions to the valuation allowance of deferred tax assets. Differences in actual results from estimates used in determining the valuation allowances could result in future adjustments to the allowance. The realization of the deferred tax assets is subject to the various local tax regulations and not solely dependent on generating future taxable income. For example, tax credits relating to the purchase of China domestic equipment may not be fully utilized as the amount entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary compared to the income tax of the subsidiary for the year before the China domestic equipment was purchased. Tax credits may also have a validity period. It is therefore possible that a subsidiary has taxable income but is unable to utilize a tax credit. In 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law, which became effective January 1, 2008. Under the provisions of this law, tax credits are no longer permitted to be accrued and any unused credits as of December 31, 2007 are not permitted to be carried forward. Deferred tax assets relating to tax losses incurred by certain subsidiaries that are not likely to be realized in the future are considered in connection with the assessment for valuation allowance. Based upon the results of prior years’ taxable income and forecasts for future taxable income over the next five years in which the tax credits are deductible and tax losses carried forward, we believe we will realize the benefits of only some of these deductible differences and tax losses carried forward as of December 31, 2008. For the years ended December 31, 2007 and 2008, we concluded that a deferred tax asset valuation allowance of Rmb 4.0 million and Rmb 4.8 million (US$0.7 million), respectively, was necessary. The deferred tax valuation allowance of Rmb 4.8 million recorded as at December 31, 2008 relates to tax loss carry forwards and other deductible temporary differences for a subsidiary which has been loss making since its commencement of operations in 2004 and management deems it more likely than not that these will not be realized. The reduction in valuation allowance in 2007 primarily arises from the reversal of a valuation allowance for tax credits of Rmb 18.24 million carried forward from 2005 that have been utilized in 2007 due to unforeseeable positive results actually achieved during 2007, for unused tax credits of Rmb 8,861 that were forfeited as of December 31, 2008, and for deferred tax assets of other subsidiaries that were previously loss making but have become profitable in 2007.
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
     The CIT law also provides for a tax of 10% to be withheld from dividends expected to be paid from earnings made in the PRC to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax will be imposed on dividends expected to be paid to CYI, a non-PRC resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize withholding taxes payable for profits accumulated after December 31, 2007 for earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises.
     The Company does not expect the changes in tax legislations to have a material impact on the consolidated financial conditions or results of operations.
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
     We periodically conduct an impairment review on the conditions of our property, plant and equipment. In 2006, we recognized an impairment loss of Rmb 2.3 million which included selling, general and administrative expenses. In 2007 and 2008, impairment analyses were performed and the estimated undiscounted future cash flows generated from certain property, plant and equipment were assessed to be less than their carrying values. Hence, impairment losses of Rmb 0.8 million and Rmb 69.9 million (US$10.2 million) were recognized and included in selling, general and administrative expenses in 2007 and 2008 respectively. Impairment losses for 2008 were made up of :
—	Yuchai Hotel and Guilin office buildings	Rmb 46.0 million (US$6.7 million); and

—	Other plant and equipments	Rmb 23.9 million (US$3.5 million)

Results of Operations
     The following table sets forth our consolidated statement of operations as a percentage of our net revenues for the last three fiscal years ended December 31, 2006, 2007 and 2008, respectively:

	Percentage of Net Revenues
	Year Ended December 31,
	2006	2007	2008

Revenues, net	100.0%	100.0%	100.0%
Cost of goods sold	81.6%	79.6%	82.4%
Gross profit	18.4%	20.4%	17.6%
Research and development costs	2.4%	1.6%	1.7%
Selling, general and administrative (SG&A) expenses	11.5%	10.0%	10.0%
Operating income	4.4%	8.9%	5.8%
Interest expense	1.7%	1.3%	1.4%
Equity in net income/(losses) of affiliates, net of tax	0.3%	—	(0.4%)
Other income, net	0.5%	0.6%	0.4%
Earnings before income taxes and minority interest	2.9%	8.2%	4.5%
Income taxes	(0.4)%	(0.7)%	(1.1)%
Income before minority interests	2.5%	7.5%	3.4%
Minority interests in income of consolidated subsidiaries	(0.9)%	(2.0)%	(1.0)%
Net income	1.6%	5.5%	2.4%
2008 Compared to 2007
     Net revenue increased by 8.7% to Rmb 10,384.0 million (US$1,519.4 million) in 2008 compared to Rmb 9,556.3 million in 2007. Although the overall unit sales in 2008 was lower than 2007 by 3%, sales revenue increased by 8.7%. This is due to the increase in prices of engines and increased engine parts sales. The national III type engines were generally priced higher than their predecessors. Sales in the last quarter of 2008 were affected by the global financial crisis.
     Cost of goods sold increased by 12.5% to Rmb 8,561.5 million (US$1,252.7 million) in 2008 from Rmb 7,611.6 million in 2007, and increased as a percentage of net revenues to 82.4% in 2008 from 79.6% in 2007. Cost of manufacturing increased by 13.1% to Rmb 8,346.0 million (US$1,221.2 million) in 2008 from Rmb 7,377.7 million in 2007, and increased as a percentage of net revenue to 80.4% in 2008 from 77.2% in 2007. Cost of materials consumed included in costs of manufacturing increased by 15.5% to Rmb 7,490.3 million (US$1,096.0 million) in 2008 from Rmb 6,484.5 million in 2007 (due to higher raw material costs), while cost of materials consumed as a percentage of net revenue increased to 72.1% in 2008 from 68.0% in 2007. Factory overhead (which does not include depreciation and salaries) included in cost of goods sold reduced by 18.5% to Rmb 377.6 million (US$55.3 million) in 2008 from Rmb 463.1 million in 2007, due to greater efficiency. Factory overhead as a percentage of net revenue decreased to 3.6% for 2008 from 4.8% for 2007. Depreciation and amortization included in cost of manufacturing increased to Rmb 182.4 million (US$26.7 million) in 2008 from Rmb 163.9 million in 2007. Depreciation as a percentage of net revenue increased from 1.7% in 2007 to 1.8% in 2008.
     Gross profit decreased by 6.3% to Rmb 1,822.5 million (US$266.7 million) in 2008 from Rmb 1,944.7 million in 2007. Gross profit margin (gross profit divided by net revenue) decreased to 17.6% in 2008 compared to 20.4% in 2007 due to higher raw material costs.
     SG&A expenses (excluding research and development) increased by 9.4% to Rmb 1,041.2 million (US$152.4 million) in 2008 from Rmb 951.6 million in 2007 remain flat as a percentage of revenue at 10% for both 2007 and 2008. During the year we recorded impairment of Rmb 46.0 million (US$6.7 million) for the hotel in Yulin and the Guilin Office buildings. In 2008, Rmb 33.5 million of new provision for doubtful debt was taken up.
     Advertising expenses included in SG&A increased by 43.6% to Rmb 24.7 million (US$3.6 million) in 2008 from Rmb 17.2 million in 2007. Advertising expenses as a percentage of net revenue remained constant at 0.2% in 2008. .
     Sales commission expenses included in SG&A expenses increased by 0.7% to Rmb 59.1 million (US$8.6 million) in 2008 from Rmb 58.7 million in 2007. Sales commission expenses as a percentage of net revenue for both 2007 and 2008 is 0.6%. The marginal increase is due to higher sales commissions paid to Yuchai’s dealers.
     Salaries and wages as a percentage of net revenues was 7.8% in 2008 and 9.1% in 2007.
     As a result of the foregoing, profits from operations decreased to Rmb 603.9 million (US$88.4 million) in 2008 compared to Rmb 841.6 million in 2007.
     Interest expense increased to Rmb 147.0 million (US$21.5 million) in 2008 from Rmb 125.2 million in 2007, primarily due to the higher working capital loans utilized by Yuchai and the bank loans obtained by the Company to finance the Company’s acquisition of its interest in HLGE and TCL in 2006.
     There was a loss in equity of affiliates of Rmb 36.6 million (US$5.4 million) in 2008 as compared to equity income of Rmb 14.0 million in 2007. The equity loss is due to the losses incurred by both HLGE and TCL during 2008. During the period, TCL recorded lower revenue and gross margin in addition to impairment loss and valuation loss from their investment properties as compared to 2007.
     Other income, net decreased to Rmb 43.3 million (US$6.3 million) in 2008 compared to Rmb 53.6 million in 2007. The main sources of other income in 2008 were (i) interest income of Rmb 37.8 million (US$5.5 million); (ii) foreign exchange gain of Rmb10.4 million (US$1.5 million) as a result of strengthening of Rmb against US dollar and Singapore dollar in 2008; and (iii) gain on redemption of other investments of Rmb19.2 million (US$2.8 million). These gains were offset by losses on changes in fair value of embedded derivatives of Rmb5.4 million (US$0.8 million) and other losses of Rmb19.0 million (US$2.8 million)
     Earnings before income taxes and minority interests in 2008 were Rmb 463.6 million (US$67.8 million), as compared to Rmb 783.9 million in 2007.
     Income tax expense in 2008 was Rmb 110.5 million (US$16.2 million) compared to income tax expense of Rmb 68.5 million in 2007. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2007 and 2008. Our effective tax rates were 8.7% and 23.4% for 2007 and 2008, respectively. The difference between the tax rate which Yuchai is subject to and the effective tax rate is due mainly to non deductible expenses and withholding tax expense.
     As a result of the foregoing factors, we had profit before minority interests of Rmb 353.1 million (US$51.7 million) in 2008 compared to profit before minority interests of Rmb 715.4 million in 2007, and a net income of Rmb 252.5 million (US$36.9 million) in 2008 compared to a net income of Rmb 525.5 million in 2007.
2007 Compared to 2006
     Net revenue increased by 38.1% to Rmb 9,556.3 million in 2007 compared to Rmb 6,920.5 million in 2006. The increase in net revenue was primarily due to a 35.3% increase in sales volume, or 100,094 units, to 383,677 units in 2007 from 283,583 units in 2006. The higher unit sales in 2007 came mainly from the higher unit sales of the 4-Series light-duty engines sold in 2007 over 2006. In 2007, net revenues of the 4-Series light-duty diesel engines increased by approximately 46.6% as compared to 2006.
     Cost of goods sold increased by 34.8% to Rmb 7,611.6 million in 2007 from Rmb 5,648.4 million in 2006, but decreased as a percentage of net revenues to 79.6% in 2007 from 81.6% in 2006. Cost of manufacturing increased by 35.4% to Rmb 7,377.7 million in 2007 from Rmb 5,447.5 million in 2006, but decreased as a percentage of net revenue to 77.2% in 2007 from 78.7% in 2006. Cost of materials consumed included in costs of manufacturing increased by 38.7% to Rmb 6,484.5 million in 2007 from Rmb 4,688.9 million in 2006 (due to higher production throughput in 2007), while cost of materials consumed as a percentage of net revenue increased to 68.0% in 2007 from 67.8% in 2006. Factory overhead (which does not include depreciation and salaries) included in cost of goods sold increased by 28.4% to Rmb 463.1 million in 2007 from Rmb 360.7 million in 2006, due to higher production throughput. Factory overhead as a percentage of net revenue decreased to 4.8% for 2007 from 5.2% for 2006. Depreciation and amortization included in cost of manufacturing increased to Rmb 163.9 million in 2007 from Rmb 94.2 million in 2006. Depreciation as a percentage of net revenue increased from 1.3% in 2006 to 1.7% in 2007.
     Gross profit increased by 52.9% to Rmb 1,944.7 million in 2007 from Rmb 1,272.1 million in 2006. Gross profit margin (gross profit divided by net revenue) increased to 20.4% in 2007 compared to 18.4% in 2006 due to higher sales volume from higher production throughput and therefore greater economies of scale.
     SG&A expenses (excluding research and development) increased by 17.2% to Rmb 951.6 million in 2007 from Rmb 801.8 million in 2006 and decreased as a percentage of net revenue from 11.5% in 2006 to 10.0% in 2007. This increase in SG&A expenses was primarily due to higher administrative staff costs, although bad debt expenses had decreased by Rmb 32.6 million in 2007 with the recovery of debts that were previously provided for. In 2007, Rmb 11.0 million of the amounts previously provided was credited to the consolidated statement of income and no new allowance was made. We recovered Rmb 11.0 million from customers that were previously assessed to be uncollectible as of December 31, 2006. No new provision was required in 2007 as the allowance as of December 31, 2007 was adequate considering the post year-end collection information.
     Advertising expenses included in SG&A decreased by 59.6% to Rmb 17.2 million in 2007 from Rmb 42.6 million in 2006. Advertising expenses as a percentage of net revenue decreased to 0.2% in 2007 from 0.6% in 2006. The decrease in advertising and promotion expenses is mainly due to greater economies of scale achieved with our main advertising partners.
     Sales commission expenses included in SG&A expenses increased by 82.5% to Rmb 58.7 million in 2007 from Rmb 32.2 million in 2006. Sales commission expenses as a percentage of net revenue increased to 0.6% in 2007 from 0.5% in 2006. The increase is due to higher sales commissions to Yuchai’s dealers on certain types of engines and higher sales volume.
     Salaries and wages as a percentage of net revenues was 9.1% in 2007 and 8.9% in 2006. As a result of the foregoing, profits from operations increased to Rmb 841.6 million in 2007 compared to Rmb 304.5 million in 2006.
     Interest expense increased to Rmb 125.2 million in 2007 from Rmb 117.5 million in 2006, primarily due to the higher working capital loans utilized by Yuchai and the bank loans obtained by the Company to finance the Company’s acquisition of its interest in HLGE and TCL in 2006.
     There was equity in income of affiliates of Rmb 14.0 million in 2007 as compared to equity in losses of Rmb 22.4 million in 2006 because the affiliate, TCL reported profits in 2007 as compared to losses in 2006, as a result of higher revenue and cost reduction.
     Other income, net increased to Rmb 53.6 million in 2007 from Rmb 38.9 million in 2006. This increase was mainly attributable to (i) dividend income of Rmb 4.9 million from investments as compared to nil in 2006; (ii) decrease in exchange losses by Rmb 4.8 million; and (iii) Rmb 6.1 million gain on changes in fair values of derivatives that were embedded in some of the HLGE securities as compared to loss of Rmb 3.6 million in 2006; (iv) Rmb 54.2 million of interest income as compared to Rmb 47.1 million in 2006, and offset by a gain on redemption of debt and equity securities which decreased by Rmb 11.0 million.
     Earnings before income taxes and minority interests in 2007 were Rmb 783.9 million, as compared to Rmb 203.4 million in 2006.
     Income tax expense in 2007 was Rmb 68.5 million compared to income tax expense of Rmb 30.5 million in 2006. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2006 and 2007. Our effective tax rates were 15.0% and 8.7% for 2006 and 2007, respectively. The lower effective tax rate in 2007 was due to (a) the reduction in valuation allowance in 2007 of

Rmb 34.7 million that arose from the reversal of a valuation allowance for deferred tax assets of a subsidiary that was previously loss-making and assessed to be realizable in 2007; (b) tax credits amounting to Rmb11.9 million in relation to approved research and development costs and Rmb 70.9 million relating to the purchase of certain domestic equipment. These credits, along with the tax credits of Rmb 50.4 million relating to the purchase of certain domestic equipment carried over from prior years, were fully utilized against current income taxes, except for Rmb 8.9 million in relation to credits approved for the purchase of certain domestic equipment that have been forfeited as of December 31, 2007. The lower effective tax rate in 2007 is offset by the write off of a deferred tax asset of Rmb 27.7 million previously recognized in respect of a valuation allowance against loans to a related party due to a change in PRC tax law.
     As a result of the foregoing factors, we had profit before minority interests of Rmb 715.4 million in 2007 compared to profit before minority interests of Rmb 172.9 million in 2006, and a net income of Rmb 525.5 million in 2007 compared to a net income of Rmb 111.3 million in 2006.
Inflation
     The general annual inflation rate in China was approximately 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs. The inflation rate has weakened in late 2008 as a result of the recent global financial crisis.
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
Liquidity and Capital Resources
     Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our operations generated positive net cash flows in 2006, 2007 and 2008. Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity and funding our business expansion and diversification plan. We believe that our sources of liquidity are sufficient for our operational requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the global financial crisis or otherwise, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition (including as a result of China’s admission to the WTO), fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, and the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.” Our cash and cash equivalents are held in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.

     As of December 31, 2008, we had approximately Rmb 693.4 million (US$101.5 million) in cash and cash equivalents on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.
     We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As a result, we may use periodic bank borrowings to supplement our working capital requirements. Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis.
     As of June 1, 2009, Yuchai had outstanding borrowings of Rmb 388.1 million (US$56.8 million). The unutilized facilities amounted to Rmb 3,515 million (US$514.3 million). We believe that should there be a need for further loans from banks, Yuchai could seek to drawdown additional amounts up to such limit from the domestic Chinese banks. However, no assurance can be given that such additional borrowings would be approved by such banks.
The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
		(in thousands)
Net cash provided by operating activities	634,146	84,554	632,686	92,575
Net cash used in Investing activities	(1,289,944)	(168,503)	(261,776)	(38,303)
Net cash provided/(used in) financing activities	670,640	(135,061)	(193,161)	(28,264)
Effect of foreign currency exchange on cash and cash equivalents	(5,104)	(5,978)	(5,257)	(769)

Net increase/(decrease) in cash and cash equivalents	9,738	(224,988)	172,492	25,239

     Net cash provided by operating activities increased by Rmb 548.1 million (US$80.2 million) in 2008 compared to 2007. The increase was mainly caused by an increase in bills receivable discounting activities in 2008. In addition, sales and collection from customers had improved in 2008. Net cash used in investing activities increased by Rmb 93.3 million (US$13.7 million) in 2008 compared to 2007, principally due to the increase in capital expenditures for plant and machinery. Net cash used in financing activities increased by Rmb 58.1 million (US$8.5 million) in 2008 compared to 2007, due mainly to repayment of bank loans of Rmb 191.2 million in 2008.
     Net cash provided by operating activities decreased by Rmb 549.6 million in 2007 compared to 2006. The decrease was mainly caused by the reduction in bills receivable discounting activities. The bills receivable were largely not discounted because the cash requirements for investing activities were lower. As a result, bills receivable increased by Rmb 1,385.8 million as of December 31, 2007 compared to December 31, 2006. This effect more than compensated for the increased cashflow arising from the increase in operating profit which increased Rmb 537.1 million in 2007 compared to 2006. Net cash used in investing activities decreased by Rmb1,121.4 million in 2007 compared to 2006, principally due to the acquisition of equities and bonds in HLGE and further investment in TCL during 2006. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further details. Net cash provided by financing activities decreased by Rmb 805.7 million in 2007 compared to 2006 due mainly to a Rmb 22.4 million (US$3.3 million) increase in dividends paid to shareholders, and decrease in net proceeds from bank loans of Rmb 786.9 million.
     Other than with respect to the application of cash generated from operations for capital expenditures and dividend payments, we do not have a formal cash management policy.
     Our working capital as of December 31, 2008 was Rmb 1,027.7 million (US$150.4 million) compared to Rmb 1,028.7 million as of December 31, 2007.

     As of December 31, 2008, we had long-term debt totaling Rmb 254.5 million (US$37.2 million), of which Rmb 77.8 million (US$11.4 million) will mature in 2009 and classified as long term because we have entered into a financing agreement that allows us to refinance the short-term obligation on a long term basis. The remaining Rmb 176.8 million (US$25.9 million) will mature in 2010. We had current debt totaling Rmb 1,068.7 million (US$156.4 million) as of December 31, 2008.
     On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with a bank in Singapore for an aggregate of US$40.0 million to refinance the S$60.0 million facility that was due to mature on July 26, 2007. The facility is available for three years from the date of the facility agreement and will be utilized by us to finance our long-term general working capital requirements. The terms of the facility require, among other things, that Hong Leong Asia Ltd. (“Hong Leong Asia”) retains ownership of the special share and that we remain a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawndown on the US$40.0 million facility. We have also undertaken to make available to the bank, within 180 days after the end of our financial year (beginning with financial year 2007), copies of our audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2008 audited consolidated accounts has been received from the bank granting an extension of time until August 31, 2009.
On March 20, 2008, we entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch (“Bank of Tokyo-Mitsubishi”), to re-finance the existing US$25.0 million credit facility which matured on March 20, 2009. The new unsecured, multi-currency revolving credit facility has a committed aggregate value of S$21.5 million with a one-year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of Hong Leong Asia. The terms of the facility also include certain financial covenants with respects to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year, not being less than US$120 million, and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the Bank of Tokyo-Mitsubishi for a committed aggregate value of S$16.5 million with a one-year duration. The new facility will be used to finance the Company’s general working capital requirements. We have undertaken to make available copies of our 2008 audited consolidated accounts within 180 days after the end of our financial year. A waiver from compliance with this undertaking in relation to the production of the 2008 audited consolidated accounts has been received from the Bank of Tokyo-Mitsubishi granting an extension of time until August 31, 2009.
     On August 28, 2008, we entered into a bridging loan agreement of up to S$50 million for a 12-month duration, with DBS Bank Ltd., (“DBS”) of Singapore, to partially re-finance the US$50.0 million revolving credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch which expired on September 6, 2008. The new facility will also be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. We have also undertaken to make available to DBS, within 180 days after the end of its financial year, copies of our audited consolidated accounts as at the end of each financial year. A waiver from compliance with this undertaking in relation to the production of our 2008 audited consolidated accounts has been received from DBS granting an extension of time until August 31, 2009.
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

     The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2008:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt(1)	1,083.8	1,083.8	—	—	—
Long-term debt(1)	257.5	78.1	179.4	—	—
Purchase obligations regarding capital expenditures	1,524.5	1,524.5	—	—	—

Operating lease commitments	20.7	9.3	11.4	—	—
Total	2,886.5	2,695.7	190.8	—	—

(1)	Includes contractual interest payments
Capital Expenditures —
     Our capital expenditures for a new plant in Xiamen, our new foundry and other routine upgrades to, and replacement of, equipment, plant and property were Rmb 323.8 million, Rmb 265.3 million and Rmb 480.3 million in 2006, 2007 and 2008, respectively. We funded our capital expenditures primarily from funds generated from operations and, when necessary, from bank loans obtained by Yuchai. Our capital expenditures for 2006 were primarily used for general production capacity and technical center upgrading, construction of Yuchai heavy-duty engine project and the 4F engine project, and acquisition of leasehold land for future development.
     As of December 31, 2008, we had authorized and contracted for capital expenditures for improvement to existing production facilities in the amount of Rmb 1,524.5 million (US$223.1 million). We have also committed capital expenditure of approximately Rmb 960 million for the construction of our new foundry. As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our capital expenditures and working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans incurred by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation and a general shortage of debt and equity financing in China. Any additional capital we contribute to Yuchai would require, among other things, the approval of the MOC which has broad discretion with respect to such approval.
Off-Balance Sheet Arrangements
     As of December 31, 2007 and 2008, Yuchai had issued irrevocable letter of credits of Rmb 82.1 million and Rmb 64.9 million (US 9.5 million), respectively.
     As of December 31, 2007 and 2008, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 171 million and Rmb 1,214.5 million (US177.7 million), respectively. Management has assessed the fair value of the recourse obligation arising from these discounted bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.
Research and Development
See “Item 4. Information on the Company — Research and Development”.
Recently Issued Accounting Standards
In February 2008, FASB issued FASB Staff Position No. 157-2, or FSP FAS 157-2, to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Management does not believe the adoption of this statement will have a material impact on the consolidated financial statements at this time and will monitor any additional implementation guidance that may be issued.
In June 2007, the Financial Accounting Standards Board (“FASB”) ratified EITF Issue No.07-3 or EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities”. The EITF 07-3 requires non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period and in conducting R&D activities should be recorded as an asset and recognized as an expense when the R&D activities are performed. The EITF 07-3 is to be applied prospectively to new contractual arrangements entered into beginning in fiscal 2009. The Company currently recognizes these non-refundable advanced payments, if any, as an expense upon payment. The adoption of EITF 07-3 is not expected to have a significant effect on the Company’s financial position or results of operations.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), or SFAS No. 141(R), “Business Combination” which replaces SFAS No. 141. SFAS No. 141(R) and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The impact of the adoption of SFAS No. 141(R) on the Company’s consolidated financial positions and consolidated results of operations is dependent upon the specific terms of any applicable future business combinations.
In December 2007, the FASB issued SFAS No. 160, “Non Controlling Interests in Consolidated Financial Statements—Amendments of ARB No. 51”, or SFAS No. 160. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterised as non controlling interests and classified as a component of equity. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non controlling interest in one or more subsidiaries or that deconsolidates a subsidiary. The Company is required to adopt this statement in the first quarter of fiscal year 2009 and management is currently assessing the impact of adopting SFAS No. 160. Earlier adoption is prohibited. This statement shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Management is presently evaluating the impact of the newly required disclosures.
In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing a renewal or extension and the assumptions used for purposes of determining the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other GAAP. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier application is not permitted. We believe the impact of adopting FSP FAS 142-3 will not have a material effect on our consolidated financial condition or results of operations.
In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, or FSP APB 14-1. This FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Management will evaluate the impact of this FSP APB 14-1 to the Company’s consolidated financial statements if it applies.
In November 2008, the Emerging Issues Task Force issued EITF Issue No. 08-6, “Equity Method Investment Accounting Consideration” or EITF Issue No. 08-6, that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF Issue No. 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF Issue No. 08-6 shall be applied prospectively with early application prohibited. The impact of adopting EITF 08-6 is not expected to have a material impact on our consolidated financial condition or results of operations.
In December 2008, the FSP FAS 140-4 and FSP FIN 46(R)-8 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, or FSP FAS 140-4, and FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, or FIN 46(R). The FSP FAS 140-4 was issued by the FASB to expeditiously meet the need for enhanced information about transferred financial assets and about an enterprise’s involvement with a variable interest entity (“VIE”). The FSP, or FSP FAS 140-4 requires extensive additional disclosures by public entities with continuing involvement in transfers of financial assets to special-purpose entities and with VIEs, including sponsors that have a variable interest in a VIE. Additionally, FSP FAS 140-4 requires certain disclosures to be provided by a public entity. This FSP FAS 140-4 is effective for fiscal periods ending after 15 December 2008 (i.e., fiscal year 2008 for calendar year companies). The Company intends to provide the additional disclosures under this FSP if it applies.

In January 2009, the FASB ratified EITF Issue No. 08-10, “Selected Statement 160 Implementation Questions” or SFAS No. 160. The statement is to clarify the accounting for certain transactions involving a transfer of an interest in a subsidiary after the effective date of SFAS No. 160. Specifically, i) accounting for the transfer of an interest in a subsidiary that is in-substance real estate; ii) accounting for the transfer of an interest in a subsidiary to an equity method investee that results in deconsolidation of the subsidiary and iii) accounting for the transfer of an interest in a subsidiary in exchange for a joint venture interest that results in deconsolidation of the subsidiary. This statement shall be effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. This statement shall be applied prospectively. Management will evaluate the impact of this Issue to the Company’s consolidated financial statements if it applies.
In January 2009, the FASB issued FSP EITF 99-20-1 that amends EITF Issue No. 99-20, “Recognition of Interest Income and Impairment of Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets”, or FSP EITF 99-20-1. The FSP eliminates the requirement that a holder’s best estimate of cash flows be based upon those that “a market participant” would use. Instead, the FSP requires that an other-than-temporary impairment (OTTI) be recognized as a realized loss through earnings when it is “probable” there has been an adverse change in the holder’s estimated cash flows from the cash flows previously projected, which is consistent with the impairment model in FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“Statement 115”). The FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008 (e.g., December 31, 2008, for a calendar year-end entity), and should be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. Management will evaluate the impact of this FSP to the Company’s consolidated financial statements if it applies.
In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies” or FSP FAS 141(R)-1. The FSP amends SFAS No. 141(R), “Business Combinations”, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies (hereinafter referred to as “pre-acquisition contingencies”) be recognized at fair value, in accordance with SFAS No. 157, “Fair Value Measurements”, if the fair value can be determined during the measurement period. FSP FAS 141(R)-1 has the same effective date as SFAS No. 141(R), which is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (i.e., on or after January 1, 2009 for a calendar year end company). Management will evaluate the impact of this FSP to the Company’s consolidated financial statements if it applies.
In April 2009, the FASB released FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, or FSP FAS 115-2. FSP FAS 115-2 was issued contemporaneously with FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly”, or FSP FAS 157-4, and FSP FAS 107-1 and APB 28-1, “Interim Disclosures About Fair Value of Financial Instruments”, or FSP FAS 107-1. The three FSPs were approved by the FASB at its meeting on April 2, 2009. FSP FAS 115-2 changes existing accounting requirements for other-than-temporary-impairment (OTTI). FSP FAS 157-4 amends SFAS No. 157, “Fair Value Measurements” (“Statement 157”) to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The FSP FAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. FSP FAS 157-4, as well as the related FSP issued on the same day, FSP FAS 107-1, also require additional disclosures about fair value measurements in annual and interim reporting periods. FSP FAS 157-4 supersedes FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The FSP FAS 107-1 extends the disclosure requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. The three FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. If an entity elects to early-adopt either FSP FAS 157-4 or FSP FAS 107-1, that entity is required to early-adopt FSP FAS 115-2. Likewise, if an entity early-adopts FSP FAS 115-2 or FSP FAS 107-1, it is also required to early-adopt FSP FAS 157-4. However, early adoption of FSP FAS 107-1 is permitted only if the entity also elects to early adopt FSP FAS 157-4 and FSP FAS 115-2. FSP FAS 157-4 must be applied prospectively and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, comparative disclosures are required only for periods ending after initial adoption. However, in the period of adoption a reporting entity must disclose a change, if any, in valuation technique and related inputs resulting from the application of the FSP FAS 157-4, and quantify the total effect of the change in valuation technique and related inputs, if practicable, by major category. Management is presently evaluating the impact of FSP FAS 115-2 and FSP FAS 157-4 to the Company’s consolidated financial statements. FSP FAS 107-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP FAS 107-1 requires comparative disclosures only for periods ending after initial adoption. The Company intends to provide the additional disclosures under FSP FAS 107-1 in fiscal 2009 if it applies.
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, or SFAS No. 165. The statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company intends to provide the additional disclosures under this statement when it applies.
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets”, or SFAS No. 166, an amendment of SFAS No. 140, or Statement 166. The most significant amendments resulting from Statement 166 consist of the removal of the concept of a qualifying special-purpose entity (SPE) from SFAS No. 140, and the elimination of the exception for qualifying SPEs from the consolidation guidance of FIN 46(R), “Consolidation of Variable Interest Entities”. SFAS No. 166 also amends and clarifies certain transfers of financial assets that should not qualify as sales under SFAS No. 140. The disclosures required by Statement 166 are similar to those included in FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets”, or FSP FAS 140-4/FIN 46(R), which is superseded by SFAS No. 166. SFAS No. 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. That is, SFAS No. 166 is effective January 1, 2010 for calendar-year reporting entities. Earlier application is prohibited. Management will evaluate the impact of the statement to the Company’s consolidated financial statements if it applies.

In June 2009, the SFAS No. 167, “Amendments to FIN 46(R)”, or SFAS No. 167, which (1) addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept from SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and (2) responds to concerns about the application of certain key provisions of FIN 46(R), “Consolidation of Variable Interest Entities” (FIN 46(R)), including concerns over the transparency of enterprises’ involvement with variable interest entities (VIEs). SFAS No. 167 is effective as of the beginning of an enterprise’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Statement 167 is effective for calendar year-end companies beginning on January 1, 2010. The amendments to FIN 46(R) are applicable to all enterprises and to all entities with which those enterprises are involved, regardless of when that involvement arose. Therefore, upon adoption of SFAS No. 167, all enterprises must reconsider their consolidation conclusions for all entities with which they are involved. Management will evaluate the impact of the statement to the Company’s consolidated financial statements when it applies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
Directors and Executive Officers of the Company
     Our Articles of Association require that our Board of Directors shall consist of eleven members so long as the Special Share is outstanding. As of July 1, 2009, there are nine members elected to and serving on our Board of Directors, with two vacancies. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia has designated Messrs. Teo Tong Kooi, Saw Boo Guan, Gan Khai Choon and Kwek Leng Peck as its nominees. Messrs. Yan Ping and Zhang Shi Yong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.
     Our directors and executive officers are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer
TEO Tong Kooi(1)(2) (5)(6)	President and Director	2004
SAW Boo Guan (6)	Director	2009
GAN Khai Choon (1) (5)	Director	1995
KWEK Leng Peck(1)(3)	Director	1994
NEO Poh Kiat (1)(3)(4)	Director	2005
TAN Aik-Leang(1)(4)	Director	2005
Matthew RICHARDS(3)(4)	Director	2006
YAN Ping(1)	Director	2007
ZHANG Shi Yong(1)	Director	2007

		Year First Elected or
		Appointed Director
Name	Position	or Officer

HOH Weng Ming	Chief Financial Officer	2008
FOO Shing Mei Deborah	General Counsel	2007
Ira Stuart OUTERBRIDGE III	Secretary	2001

Mr. Tan Wan Hong resigned as Chief Operating Officer of the Company on May 11, 2009.

(1)	Also a Director of Yuchai.

(2)	Also a Director of TCL.

(3)	Member of the Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Also a Director of HLGE.

(6)	As announced on June 22, 2009, Mr. Saw Boo Guan will be assuming the role of President from Mr. Teo Tong Kooi on August 1, 2009 who will remain as a non-executive director of the Company.
     Mr. Teo Tong Kooi is the President and a Director of the Company. He is also a Director and Chief Executive Officer of Hong Leong Asia as well as a Director of Hong Leong China, Yuchai, HLGE, TCL and Isyoda Corporation Berhad. He is also the Vice-Chairman and Executive Director of Tasek Corporation Berhad, where he previously held the position of Managing Director. Mr. Teo holds a Bachelor of Science degree in Marketing Management and a Master of Business Administration (both from Golden Gate University, San Francisco, California USA). He has also completed the Executive Management Program at the Stanford University Graduate School of Business and has a wealth of corporate and commercial banking experience with many years in senior management positions where he was Head of Corporate Banking, Deutsche Bank, Malaysia, and Chief Operating Officer of Hong Leong Bank Berhad, Malaysia.
     Mr. Saw Boo Guan was appointed a Director of the Company on July 1, 2009. He has extensive experience in the automotive industry and his last position from 2005 to 2008 as President of Cummins Westport Inc., a joint venture company between Cummins, Inc. and Westport Innovations, Inc., a position based in Vancouver, Canada. From 1989 to 2005, Mr. Saw held various positions in a number of Cummins entities in the U.S., Singapore, Hong Kong and China and his responsibilities included general management, marketing and distribution management for various Cummins entities in the U.S., Singapore, Hong Kong and China. Mr. Saw is a Malaysian Federal Government Scholar and received a Master’s degree in Public and Private Management from Yale University, U.S. in 1986 and a Bachelor of Engineering (Hons) in Mechanical Engineering from the University of Malaya, Malaysia in 1979.
     Mr. Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Lewis, Venture Delta and Safety Godown Company Limited. He is also the Chairman of HLGE, an Executive Director of City e-Solutions Limited and Managing Director of Hong Leong International (Hong Kong) Limited. He has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group of companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts degree (Honors) in Economics from the University of Malaya. Mr. Gan is related to Mr. Kwek Leng Peck.
     Mr. Kwek Leng Peck is a Director of the Company. He is a member of the Kwek family which controls the Hong Leong Investment Holdings group of companies. He serves as an Executive Director of Hong Leong Asia and is the non-executive Chairman of Tasek Corporation Berhad. He also sits on the boards of HL Technology, Hong Leong China, Yuchai, City Developments Limited, Hong Leong Finance Limited and Millennium & Copthorne Hotels plc. He holds a Diploma in Accountancy and has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.
     Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is Managing Director of Octagon Advisors (Shanghai) Co. Ltd. and a managing director of Octagon Advisors Pte. Ltd., a financial advisory firm in Singapore. Between 1976 and January 2005, he held senior managerial positions with companies in the Development Bank of Singapore group and United Overseas Bank Ltd, including as Country Officer (China), Head — Corporate Banking (Greater China) at United Overseas Bank Ltd. Mr. Neo is currently a director of Sing-Han Management Consulting (Shanghai) Limited and Asia Airfreight Terminal Co Ltd. He holds a Bachelor of Commerce degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

     Mr. Tan Aik-Leang is a Director of the Company and Yuchai. He had held various senior executive and managerial positions for a total of over 25 years at the Dao Heng Bank Group in Hong Kong, the National Australia Bank Group in Australia and Asia, and The Bank of Nova Scotia in Canada. Mr. Tan is currently also a Director of the Risk Management Association, Hong Kong Chapter. He is a Fellow member of the Hong Kong Institute of Certified Public Accountants, CPA Australia, the Financial Services Institute of Australasia (formerly known as Australasian Institute of Banking and Finance) and the Institute of Canadian Bankers. Our Board of Directors has determined that Mr. Tan is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.
     Mr. Matthew Richards is a Director of the Company. Mr. Richards is the General Counsel and a Director of Principia Management Pte. Ltd., which provides advisory and management services related to corporate finance transactions and private equity investments. Previously, Mr. Richards was in private practice in Singapore as an international lawyer between 1999 and 2007, having worked on a variety of capital markets, mergers and acquisitions and other corporate finance transactions throughout the Asian region, particularly in Indonesia and India. From 2003 to mid 2006, Mr. Richards was an attorney at Latham & Watkins LLP, the international law firm advising the Company on US law matters. Mr. Richards holds a Graduate Diploma in Legal Practice, Bachelor of Laws and Bachelor of Asian Studies from the Australian National University. Our Board of Directors has determined that Mr. Richards is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with Mr. Richards.
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
     Mr. Zhang Shi Yong is a Director of the Company and Yuchai. He also sits on the boards of the State Holding Company, Coomber and Goldman. Mr. Zhang was a director of City Construction Investment Company of Yulin. He holds a Bachelor of Traffic and Transportation degree from Xinan Jiaotong University and a Master of Business Administration degree from the Tsing Hua University.
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

Audit Committee
     The members of the Audit Committee are Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Matthew Richards. The Audit Committee oversees the performance of our internal audit function and our independent registered public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Tan Aik-Leang as our Audit Committee Financial Expert.
Compensation Committee
     The members of the Compensation Committee are Messrs. Kwek Leng Peck (Chairman), Neo Poh Kiat and Matthew Richards. The Compensation Committee reviews our general compensation structure as well as reviews, recommends or approves executive appointments and remuneration, subject to ratification by our Board of Directors and supervises the administration of our employee benefit plans, including stock option plans, if any.
Directors and Executive Officers of Yuchai
     According to Yuchai’s Articles of Association, the Board of Directors of Yuchai may consist of up to 13 members. Currently, there are 11 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s board of directors has been reconstituted with the Company entitled to elect nine of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us.
     Pursuant to the Shareholders Agreement and our Bye-laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of July 1, 2009 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	Position or Officer
YAN Ping(1)	Chairman of the Board of Directors	2005
LI Tiansheng	Director and General Manager	2001
GAN Khai Choon(1)(4)	Director	2007
KWEK Leng Peck(1)	Director	2005
NEO Poh Kiat(1)	Director	2008
TAN Aik-Leang(1)	Director	2005
TEO Tong Kooi(1)(2)(4)	Director	2004
HOH Weng Ming	Director	2008
YUAN Xucheng	Director	2003
GU Tangsheng	Assistant to Chairman and Director	2005
ZHANG Shi Yong(1) (3)	Director	2007
ZENG Shi Qiang	Assistant Director	1999
SU Peng Cooper (5)	Company Secretary	2009

		Year First Elected or
		Appointed Director
Name	Position	Position or Officer
KEAN Chia Yee Alex(6)	Chief Business Official	2008
TAY Hui Boon Kelly(6)	Financial Controller	2008
LEE See Bee Patrick (6)	Vice President, International Sales	2009
WU Qiwei	Deputy General Manager	2006
YAN Jie	Deputy General Manager	2003
LI Cheng Jie	Deputy General Manager	2007
QIN Xiaohong	Chief Accountant	2007
SHEN Jie	General Engineer	2002

*	Mr TAN Wan Hong resigned as Deputy Chairman of the Board of Directors on May 11, 2009.

(1)	Also a Director of the Company.

(2)	Also a Director of TCL.

(3)	Resigned as Company Secretary of Yuchai on March 18, 2009.

(4)	Also a Director of HLGE.

(5)	Appointed Company Secretary of Yuchai on March 18, 2009.

(6)	Secondees of the Company, whose salaries and expenses are paid by the Company.
     For information about Messrs. Gan Khai Choon, Neo Poh Kiat, Teo Tong Kooi, Kwek Leng Peck, Tan Aik-Leang, Yan Ping, Zhang Shi Yong and Hoh Weng Ming, see “— Directors and Senior Management of the Company.”
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
     Mr. Su Peng Cooper is the Company Secretary of Yuchai with effect from March 18, 2009. He holds a Bachelor Degree in Economics from the Lanzhou Commercial College, China.
     Mr. Kean Chia Yee Alex is the Vice-President, Business Improvement & Strategy of the Company. He has been assigned by us to assist Yuchai in its management and operations and was appointed as Chief Business Official by the Yuchai Board with effect from October 21, 2008. He holds a PhD in computer science from the University of British Columbia and has many years working experience in China.
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
     Mr Lee See Bee Patrick is the Vice President of International Sales. He qualified as a mechanical engineer with the Engineering Council London. He also completed an MBA programme from Asian Institute of Management, Manila. He has more than 20 years of experience in international sales and marketing of technical products.
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
Compensation
Company
     Pursuant to the Amended and Restated Shareholders Agreement of the Company dated November 9, 1994, Hong Leong Asia is entitled to receive no less than US$500,000 from either Yuchai or the Company for management services as long as Hong Leong Asia remains the controlling shareholder and provided that the services include those of the President and Chief Financial Officer. For 2006 and 2007, Hong Leong Asia charged Yuchai a management fee of US$500,000 per annum for management services provided, namely that of our President and Chief Financial Officer. With effect from January 2008, further to a management services agreement entered into between the Company and Yuchai, Yuchai pays the Company, instead of Hong Leong Asia, management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid the management fees as set out in the Amended and Restated Shareholders Agreement of November 9, 1994.
     In fiscal year 2008, we paid an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President and the Chief Financial Officer of the Company. In fiscal year 2008, we also paid an annual service fee of US$80,000 and US$50,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”
     Our directors and executive officers do not currently own any shares of Common Stock or options to acquire any shares of Common Stock.
Yuchai
     The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2008 was approximately Rmb 41 million (US$6.0 million).
     There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

Employees
     As of December 31, 2008, Yuchai employed approximately 9,060 people nationwide in China. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. For fiscal year 2008, the total annual salary and bonus paid to our employees was Rmb 602.6 million (US$88.1 million).
     As of December 31, 2007, Yuchai employed approximately 9,171 people nationwide in China.
     As of December 31, 2006, Yuchai employed approximately 7,343 people nationwide in China.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. Major Shareholders
     The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of June 1, 2009 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.
     Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of April 30, 2007. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 shares of Common Stock outstanding as of June 1, 2009.

Identity of Person or Group	Number	Percentage (%)

Hong Leong Asia Ltd(1)	7,913,769	21.2%
The Yulin City Government(2)	6,709,322	18.0%
Shah Capital Management (3)	2,178,000	5.8%
Tai Tak Industries Pte. Ltd.(4)	1,927,673	5.2%

(1)	Information based upon a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003 and December 1, 2003, and other information provided by Hong Leong Asia to the Company. Hong Leong Asia is the beneficial owner of and exercises control over the 7,913,769 shares of Common Stock or approximately 21.2% of the total number of shares of Common Stock and the special share held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also”— Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may experience a change of control as a result of offerings of shares by our controlling shareholders” and “— The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)	Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended on June 23, 2003, July 9, 2003, December 23, 2003, March 15, 2004, February 15, 2005, April 18, 2005, August 9, 2006 and September 29, 2006. Based on Amendment No. 4 to the Schedule 13D filed by Coomber and others with the SEC on December 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, PRC. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 6,709,322 shares of the Company’s Common Stock held of record by Coomber.

(3)	Information based on a report on Schedule 13D filed by Shah Capital Management with the SEC on November 24, 2008 and as amended on December 31, 2008.

(4)	Information based on a report on Schedule 13G jointly filed by Tai Tak Industries Pte. Ltd. and its affiliate, Tai Tak Securities Pte Ltd, with the SEC on March 7, 2005 and as amended on June 20, 2005.
     As of June 1, 2009, there were 24,035,769 shares of Common Stock, or 64% of the total number of shares of Common Stock, held of record by 30 persons with registered addresses in the United States.

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
Related Party Transactions
Shareholders Agreement
     Hong Leong China, China Everbright Holdings, Cathay Investment Fund Limited, or Cathay, GS Capital Partners L.P., or GSCP, 14 shareholders who initially invested in us through Sun Yuan BVI, or the Sun Yuan Shareholders, and the Company in 1994 entered into an amended and restated Shareholders Agreement, or the Shareholders Agreement, which provides for certain matters relating to the management of our company and Yuchai and the ownership of our Common Stock. The Shareholders Agreement provides that our Board of Directors will consist of eleven directors, the controlling shareholder (as described below) will be entitled to designate six directors, the major shareholder (as described below) will be entitled to designate two directors, and each of Cathay and GSCP will be entitled to designate one director and the chief executive officer of Yuchai will initially be the other director. The Shareholders Agreement also provides that the controlling shareholder will be entitled to designate five of the nine Yuchai directors that we are entitled to designate, the major shareholder will be entitled to designate two such directors and each of Cathay and GSCP will be entitled to designate one such director. Under the Shareholders Agreement, the nine Yuchai directors designated by us will vote as a block in accordance with the vote of the majority of such nine directors. The Shareholders Agreement provides that the controlling shareholder will be the person holding the special share, provided that at all times the controlling shareholder will be either Hong Leong Asia or China Everbright Holdings, and the other will be the major shareholder. Since our initial public offering in 1994, Hong Leong Asia has been the controlling shareholder and China Everbright Holdings has been the major shareholder. However, in October 2002, China Everbright Holdings sold all of its shares in Coomber to Goldman in October 2002 and is no longer our major shareholder. The Shareholder Agreement provides that if any shareholder (other than the controlling shareholder) ceases to own at least 4% of our Common Stock, such shareholder will no longer be entitled to designate any directors. Accordingly, China Everbright Holdings no longer has director designation rights. The Shareholders Agreement also provides that, so long as Hong Leong Asia is the controlling shareholder, Yuchai or us will pay Hong Leong Asia an annual management fee of not less than US$500,000 for management services provided by Hong Leong Asia, including the services of our president and chief financial officer. With effect from January 2008, further to a management services agreement entered into between the Company and Yuchai, Yuchai pays to the Company, instead of Hong Leong Asia, management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid the management fees as set out in the Shareholders Agreement. The Shareholders Agreement will terminate upon the occurrence of an event resulting in the special share ceasing to carry any rights.
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
Registration Rights Agreement
     Pursuant to a registration rights agreement, or the Registration Rights Agreement, we have granted two “demand” registration rights to each of Hong Leong China, China Everbright Holdings, Cathay, GSCP and the Sun Yuan Shareholders, or collectively the Selling Stockholders, requiring us, subject to certain conditions, to use our best efforts to prepare and file a registration statement on behalf of such shareholders under the Securities Act, and to use our best efforts to qualify the shares for offer and sale under any applicable US state securities laws. Expenses incurred in connection with one demand registration for each such shareholder will be borne by us, and we and Yuchai will be required to indemnify the underwriters in connection with any demand registration. The Registration Rights Agreement also grants each such shareholder certain “piggyback” registration rights entitling each shareholder to sell Common Stock in any registered offerings of our equity securities, for our account or on behalf of our security holders. China Everbright Holdings, Cathay, GSCP and the Sun Yuan Shareholders are no longer our shareholders. In March 2004, HL Technology and Coomber each registered shares for offer and sale from time to time on a shelf registration statement on Form F-3 which we filed on their behalf pursuant to a registration rights agreement. The shelf registration statement is currently not effective as we are not eligible to use the Form F-3 as a result of the delay in our filing of the previous periodic reports required under the Exchange Act.
Reorganization Agreement and Cooperation Agreement
     On April 7, 2005, we entered into the Reorganization Agreement with Yuchai and Coomber, which is intended to be in furtherance of the terms of the July 2003 Agreement. On November 30, 2006, certain provisions of the Reorganization Agreement were amended, including extending the implementation deadline to June 30, 2007.
     The Reorganization Agreement was scheduled to terminate on June 30, 2007. On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and the State Holding Company, which is intended to be in furtherance of certain terms of the Reorganization Agreement, as amended. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates certain terms of the Reorganization Agreement. See “Item 4. Information on the Company — History and Development — Cooperation Agreement.”
Other Transactions
     During each of fiscal years 2006 and 2007, Hong Leong Asia charged Yuchai a management fee of US$500,000 per annum for management, financial planning and control and other services, including the services of our President and Chief Financial Officer. In 2008, we charged a management fee of US$1,000,000 to Yuchai further to a management services agreement entered into between Yuchai and us. In December 2005, Hong Leong Asia seconded two senior managers to Yuchai for support services in respect of internal audit and compliance with Sarbanes-Oxley Act of 2002. We have designated eight persons in key management positions, including two Sarbanes-Oxley managers, to work full-time at Yuchai’s principal manufacturing facilities in Yulin City as part of Yuchai’s day-to-day management team.
     During each of fiscal years 2006, 2007 and 2008, the State Holding Company charged Yuchai Rmb 19.8 million, 21.4 million and Rmb 34,934 (US$ 5.1 million), respectively, for certain general and administrative expenses on an actual incurred basis. We believe that the expenses charged to Yuchai by the State Holding Company would not have been materially different because Yuchai could provide these services for itself at approximately the same cost.
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
     For fiscal year 2008, there was an impairment charge of Rmb 46.0 million (US$6.7 million) recognized pertaining to the hotel in Yulin and the Guilin Office buildings. The goodwill of Rmb 5.7 million (US$0.8 million) arising from the acquisition of the Yulin Hotel Company was fully impaired during 2008. The provision of Rmb 203 million for uncollectible loans to a related party was reclassified as deferred gain in the balance sheet. The deferred gain will be recorded in the Statement of Operations in 2009 when it was realised on receipt of the approval from the provincial government.
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
     In February 2007, the Board of Directors authorized us to pay fees amounting to approximately S$1.6 million (approximately US$1.2 million) to Hong Leong Management for work done on our behalf. These fees have been reported under SG&A expenses in our fiscal year 2007 financial statements. This work related to assisting us in, among other things, (a) the coordination of the mandatory conditional cash offers made by us for the ordinary shares and the other securities of TCL and HLGE, (b) obtaining additional credit facilities from two banks in Singapore, and (c) the coordination of the subscription by us for our rights entitlement under a rights issue by HLGE of zero coupon unsecured non-convertible bonds and non-redeemable convertible cumulative preference shares.
     During each of fiscal years 2006, 2007 and 2008, Hong Leong Management charged us S$0.3 million, S$0.1 million and S$0.1 million, respectively, for corporate secretarial services provided.

     In April 2008, we entered into a lease agreement with Hong Leong Holdings Limited, an affiliated company, for a period of three years in relation to the lease of our current operating offices. During fiscal year 2008, we paid Hong Leong Holdings Limited S$0.14 million as rental and the rental payable for fiscal year 2009 is approximately S$0.18 million.
     In February 2009, through our wholly owned subsidiary, Venture Lewis, we entered into an unsecured loan agreement with HLGE for a term of one year renewable by mutual agreement between the parties on an annual basis, with HLGE to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and due to expire on July 3, 2009. Our Board of Directors approved the entry into of the loan agreement which was also reviewed and approved by our audit committee who had determined that the terms of the loan agreement were fair and reasonable and not prejudicial to the interests of the Company’s shareholders.
     We have undertaken other significant business transactions with related parties during the three fiscal years ended December 31, 2008, as set forth under Note 26 to our consolidated financial statements appearing elsewhere herein.
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
     In April 2005, we, Yuchai and Coomber agreed on steps relating to the adoption of corporate governance practices at Yuchai and a broad framework for the restructuring of our ownership of Yuchai, and entered into the Reorganization Agreement. The Reorganization Agreement is intended to be in furtherance of the July 2003 Agreement. See Note 24 to our consolidated financial statements. In December 2005 and November 2006, the parties amended certain provisions of the Reorganization Agreement, including extending the implementation deadline to June 30, 2007. In June 2007, we, Yuchai, Coomber and the State Holding Company entered into the Cooperation Agreement which amends certain terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the State Holding Company to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million from Yuchai. Although the parties to the Cooperation Agreement are expected to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be fully consummated, or that implementation of the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to its investment in Yuchai.
Other Legal Proceedings
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
     The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

	US$	US$
Period	High	Low

2003	37.24	4.40
2004	34.00	9.85
2005	14.47	7.02
2006	10.00	4.53
2007	13.85	6.87
2008	11.98	2.49
2009 (through June 30, 2009)	8.65	3.35

	US$	US$
Period	High	Low

2006 First Quarter	9.81	6.81
2006 Second Quarter	10.00	6.26
2006 Third Quarter	7.46	4.53
2006 Fourth Quarter	8.40	5.42
2007 First Quarter	9.45	6.87
2007 Second Quarter	11.88	7.82
2007 Third Quarter	12.75	7.18
2007 Fourth Quarter	13.85	8.80
2008 First Quarter	10.22	7.07
2008 Second Quarter	11.98	8.28
2008 Third Quarter	11.66	7.11
2008 Fourth Quarter	7.69	2.49
2009 First Quarter	5.49	3.17
2009 Second Quarter	8.89	4.48

	US$	US$
Period	High	Low

May 2008	11.98	9.00
June 2008	11.62	9.71
July 2008	10.23	8.24
August 2008	11.66	8.62
September 2008	10.57	7.11
October 2008	7.69	4.00
November 2008	5.50	2.49
December 2008	4.44	3.50
January 2009	4.94	3.50
February 2009	4.52	3.17
March 2009	5.49	3.31
April 2009	7.88	4.48
May 2009	8.89	7.11
June 2009	8.79	6.81

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

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice

Director Independence

• A majority of the board must consist of independent directors.	• Three of our Nine directors, Messrs. Neo Poh Kiat, Tan Aik-Leang and Matthew Richards are independent within the meaning of the NYSE standards.

Independence is defined by various criteria including the absence of a material relationship between director and the listed company. Directors who are employees, are

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice

immediate family of the chief executive officer or receive over $120,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent.

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
• Our audit committee meets the requirements of Rule 10A-3 under the Exchange Act.

• The audit committee must consist of at least three members, and each member meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.	• Our audit committee currently consists of three members, each of whom meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.

• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	• Our audit committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of US companies.

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice

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

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice

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

• Each listed company must disclose whether its board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	• The Board of Directors has identified Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice

• Each listed company must have an internal audit function.	• We are a holding company and the majority of business is done at our main subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”). Our group transactions, fees and expenses are reviewed by the Internal Audit Department of Hong Leong Asia. In addition, Yuchai maintains an independent internal audit function, headed by an internal audit manager who reports to the Audit Committee of Yuchai’s Board which approves the audit plans, reviews significant audit issues and monitors corrective actions taken by management.

Compensation Committee

• Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	• Our compensation committee currently has three members, two of whom are independent within the meaning of the NYSE standards.

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

Nominating/Corporate Governance
Committee

• Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	• We do not have a nominating/corporate governance committee. However, certain responsibilities of this committee are undertaken by our Compensation Committee, such as the review and approval of executive appointments and all other functions are performed by the Board of Directors.

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice

• The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying qualified individuals to become board members; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

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
Remuneration and Pensions
     The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$506,850 for fiscal year 2007 at our annual general meeting held on February 14, 2008 and from US$250,000 to US$574,658 for fiscal year 2008 at our annual general meeting held on April 17, 2009.
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
China Exchange Controls
     The Renminbi currently is not a freely convertible currency. SAFE, under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through the Bank of China or other authorized institutions at official rates fixed daily by SAFE. Renminbi could also be converted at swap centers, or Swap Centers, open to Chinese enterprises and foreign invested enterprises, or FIEs, subject to SAFE’s approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. In the year ended December 31, 1993, as much as 80% by value of all foreign exchange transactions in China took place through the Swap Centers. The exchange rate quoted by the Bank of China differed substantially from that available in the Swap Centers. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange system, the China Foreign Exchange Trading System, or CFETS, inter-bank foreign exchange market was established. Under the unitary foreign exchange system, PBOC sets daily exchange rates, or the PBOC Rates, for conversion of Renminbi into US dollars and other currencies based on the CFETS interbank market rates, and the Bank of China and other authorized banks may engage in foreign exchange transactions at rates that vary within a prescribed range above or below PBOC Rates.
     Yuchai, as a FIE, is permitted to retain its foreign currency earnings and maintain foreign currency accounts at designated foreign exchange banks. However, there can be no assurance that the current authorizations for FIEs to retain their foreign exchange to satisfy foreign exchange liabilities in the future will not be limited or eliminated or that Yuchai will be able to obtain sufficient foreign exchange to satisfy their foreign exchange requirements. Foreign exchange transactions under the capital account continue to be subject to limitations and require approvals of SAFE, which could affect the ability of Yuchai to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.
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
     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy has resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. There has been a further appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. Since January 4, 2006, the PBOC authorized CFETS to announce the middle rate of Renminbi against the US dollar and other foreign currencies at 9:15 a.m. of each business day which shall be used as the middle rate applicable to the transactions in the inter-bank spot foreign exchange market and counter deals of banks. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the US dollar. Any future devaluation of the Renminbi would increase the effective cost to Yuchai of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the US dollar value of any dividends declared in Renminbi.
     In addition, SAFE issued a public notice, or the October Notice, effective from November 1, 2005, which requires registration with SAFE by the PRC resident shareholders of any foreign holding company of a PRC entity. Without registration, the PRC entity cannot remit any of its profits out of the PRC as dividends or otherwise. In addition, the October Notice requires that any monies remitted to PRC residents outside of the PRC be returned within 180 days. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the October Notice and imposed obligations on onshore subsidiaries of offshore special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete SAFE’s registration process.
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
Income Tax
     Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, Sino-foreign joint stock companies generally are subject to an income tax at a rate of 33%, including a national tax of 30% and a local tax of 3%. Prior to January 1, 2008, (Yuchai was subject to a preferential income tax rate at 15% since January 1, 2002), based on certain qualifications provided by the state and local tax regulations. The New Income Tax Law imposes a uniform tax rate of 25% on all enterprises incorporated in China, including foreign-invested enterprises, and eliminates many of the tax exemptions, reductions and preferential treatments that were previously available to foreign-invested enterprises. According to the New Income Tax Law and the Implementation Rules, the effective income tax rate of Yuchai is being gradually increased to 25% within a five-year transition period commencing on January 1, 2008.
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
     On January 9, 2009, the State Administration of Taxation promulgated the Interim Measures for the Administration of Withholding of the Source of Enterprise Income Tax for Non-resident Enterprises, or the Interim Measures, which took effect retroactively on January 1, 2009. In accordance with the Interim Measures, if a non-resident enterprise obtains the income originating from the PRC, or the taxable income, including equity investment income such as dividend and bonus, interest, rental and royalty income, income from property transfer and other income, the payable EIT on the taxable income shall be withheld at the source by the enterprise or individual who is directly obligated to make relevant payment to the non-resident enterprise under relevant laws or contracts, or the withholding agent.
     The withholding agent shall make the withholding registration with the competent tax authority within 30 days after it has signed the first business contract or agreement involving the taxable income with the non-resident enterprise. Thereafter, whenever contracts involving the taxable income are signed, amended, or renewed by the withholding agent and the non-resident enterprise, the withholding agent shall, within 30 days of such signing, amendment or renewal, submit a “Contract Filing and Registration Form for EIT Withholding”, a copy of the contract and other relevant documents to the competent tax authority for record. In the event that a transfer of domestic equity between non-resident enterprises takes place outside the PRC, the domestic enterprise whose equity is transferred shall file a copy of the equity transfer contract with the competent tax authority when it applies for change of tax registration according to the law. In the event that a non-resident enterprise fails to file and pay the EIT to the Tax authority in manner or within the time frame required by the Interim Measures, it will be ordered by the tax authority to pay the EIT within a limited period of time. If the non-resident enterprise fails to pay the EIT within such period of time, the tax authority may collect and verify information of other PRC income sources and relevant payers of the non-resident enterprise, and issue a tax notice to the relevant payers to pursue the due EIT and fine by the non-resident enterprise from the amount payable by the relevant payers to the non-resident enterprise.
     On February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the Notice. According to the Notice, the transaction or arrangement, the major purpose for which is to obtain preferential tax treatment, shall not justify the application of preferential treatment stipulated in dividend clauses under tax treaties. Should the tax payer improperly enjoy the treatment under tax treaties as a result of such transaction or arrangement, the tax authorities in charge shall have the right to adjust.
Value-Added Tax
     In addition to Chinese income tax, Yuchai is subject to tax on its sales. With effective from January 1, 2009, the amended Value-Added Tax Provisional Regulations subject all goods produced or processed in China, other than real property and goods produced or processed for export, to a value-added tax or VAT at each stage or sale in the process of manufacture, processing, distribution and sale to the ultimate consumer. The basic VAT rate is 17% of the sale price of the item, although certain goods are assessed at a preferential 13% VAT rate. The seller of the goods adds 17% to the sale price of the item, which is separately invoiced (except in the case of retail sales), and collects the applicable amount of VAT through the sale of the item. The amount of the seller’s VAT liability to the Taxation Bureau is calculated as the amount of sales multiplied by the applicable VAT rate. The amount of the seller’s VAT liability may be reduced by deducting the VAT included in the fixed assets (excluding those used exclusively in non-VAT taxable, VAT exempted and welfare activities, or for personal consumption, or their combination), materials, parts and other items purchased by the seller and used in producing the goods.
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
     With respect to non corporate taxpayers for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate provided that (1) the Common Stock is readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the New York Stock Exchange. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Company’s Common Stock.
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
PFIC Rules
     The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2008. PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
     In the PFIC determination, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.
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
     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if the shares are held as capital assets. If the Company were to be treated as a PFIC for any year during which a US Holder holds the shares, the Company generally would continue to be treated as a PFIC with respect to that US Holder for all succeeding years during which it owns the shares. If the Company were to cease to be treated as a PFIC, however, a US Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the shares.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
     We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. In addition, an increase in interest rates may reduce the fair value of the debt securities issued by HLGE. The investment market sentiments may also have an impact over our securities investment in TCL and HLGE. There is no ready market in China for Yuchai to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, we also have various credit facilities from banks in Singapore to fund our business expansion plan. As of December 31, 2008, we had outstanding consolidated loans of Rmb 1,323.2 million (US$ 193.6 million). These credit facilities were mainly denominated in Singapore dollars used mainly to invest into Singapore dollars denominated investments of TCL and HLGE. Therefore, this has provided a natural hedge for the Singapore dollars currency.

     The following table provides certain interest rate risk information regarding our short-term and long-term bank loans as of December 31, 2007 and 2008.

				As of December 31, 2007		As of December 31, 2008
	2009	2010	2011	Total carrying	Estimated fair	Total carrying	Estimated fair
	Expected maturity dates			Amount	value(1)	Amount	value(1)
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands, except interest rate)
Floating rate debt:
(i) Short-term bank loans denominated in Rmb	833,000	—	—	819,164	819,164	833,000	833,000
(ii) Weighted average interest rate(2)	4.35%	—	—	4.03%	—	4.35%	—
Short-term bank loans denominated in S$	235,675	—	—	—	—	235,675	235,675
Weighted average interest rate(2)	2.15%	—	—	—	—	2.15%	—
(iii) Long-term bank loans denominated in Rmb	—	—	—	85,000	85,000	—	—
Weighted average interest rate(2)	—	—	—	5.85%	—	—	—
(iv) Long-term bank loans denominated in US$	—	176,756	—	575,361	575,361	176,756	176,756
Weighted average interest rate(2)	—	1.38%	—	3.00%	—	1.38%	—
(v) Long-term bank loans denominated in S$	77,773	—	—	107,568	107,568	77,773	77,773
Weighted average interest rate(2)	2.13%	—	—	3.24%	—	2.13%	—

(1)	Fair value was estimated based on the floating interest rates applicable to similar loan instruments.

(2)	Weighted average interest rate is calculated based on the interest rates applicable to individual bank loans outstanding as of December 31, 2007 and 2008.
     The interest rate will also affect the valuation of the investments in debt securities. Below is a summary of the debt securities at the end of 2008.
Initial fair value, gross unrealized holding gain and period-end fair value of available-for-sale securities as of December 31, 2008 were as follows:

		Gross unrealized	Carrying value	Carrying value
	Initial fair value	holding gains	(Fair value)	(Fair value)
	Rmb	Rmb	Rmb	US$
	(in thousands)
Unsecured bonds of HLGE	355,830	43,086	398,916	58,371
RCPS A of HLGE	8,513	8,165	16,678	2,440

	364,343	51,251	415,594	60,811

The fair values of available-for-sale securities are estimated by discounting the expected payments to the valuation date using a discount rate commensurate with the risk of the payments.
Maturities of securities classified as available-for-sale were as follows as of December 31, 2008:

	Carrying value	Carrying value
	(Fair value)	(Fair value)
	Rmb	US $
	(in thousands)
Due after one year through five years	398,916	58,371
Due after five years through ten years	16,678	2,440

We are exposed to foreign currency risk as a result of our investments in equity and debt securities denominated in Singapore dollars, and having to obtain certain key components used in the manufacturing of Yuchai’s heavy-duty engines from overseas suppliers. As of December 31, 2008, the Company had S$122.4 million (US$83.8 million) of Singapore dollar denominated investments.
The Company has invested in companies that are quoted on the Singapore Stock Exchange, a summary of which is provided below:

		Value as at
	Number of	31 December
	shares	2008
		Rmb
		(in thousands)
TCL	898,990,352	265,811
HLGE	387,614,839	119,314
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
     Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
A. Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our President, who is our principal executive officer, and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable level of assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. As described below, material weaknesses were identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on such evaluation, our management has concluded that, as a result of the material weaknesses in internal control over financial reporting described below, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective.
B. Management’s Assessment of Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting refers to a process designed by, or under the supervision of, our President and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with generally accepted accounting principles (“GAAP”). Internal control over financial reporting includes those policies and procedures that:
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
Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of management’s evaluation of our internal control over financial reporting, management identified certain material weaknesses in our internal control that are described below.
Insufficient knowledge and resources on U.S. generally accepted accounting principles (“U.S. GAAP”)
We do not have adequate finance personnel with an appropriate level of accounting knowledge in accordance with U.S. GAAP and resources to properly identify U.S. GAAP related adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP. There is also a lack of formal policies and procedures to ensure that U.S. GAAP accounting practices are appropriately and consistently applied.
Financial statement closing process
We did not maintain effective controls over the financial closing process which affected our ability to complete and report our consolidated financial statements in a timely manner. Specifically, policies and procedures for the timelines and activities relating to the closure of our books and the estimation, taxation, reconciliation and elimination of intercompany balances, provision and accrual processes were not formally documented, which resulted in a number of material post-closing adjustments to our books and records.
Segregation of Duties in BOKE system
A major subsidiary of Yuchai did not maintain an effective segregation of duties in its IT operations. Specifically, the duties of system coding and system migration for BOKE system, an IT system utilized by the subsidiary were not separated, and a corresponding monitoring mechanism was also inadequate to detect potential operational errors in a timely manner.
As a result of such material weaknesses, management concluded that our internal control over financial reporting was not effective as of December 31, 2008. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2008.

C. Remediation Measures to address Material Weaknesses identified in 2008
Our management performed analysis and procedures to ensure that the consolidated financial statements included in this Annual Report were prepared in conformity with the U.S. generally accepted accounting principles, including correcting misstatements identified by our independent registered public accounting firm. Accordingly, our management believes that the consolidated financial statements included in this Annual Report fairly present in all material respects our consolidated financial position, consolidated results of our operations and our cash flows for the periods presented.
For future financial periods and to improve our internal control over financial reporting, management continues to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting. In late 2008 and continuing into 2009, we established a project framework which includes a steering committee as well as a project management office led by a full time manager proficient in Section 404 of the Sarbanes-Oxley Act of 2002, or SOX. We continue to engage external consultants to supplement the internal SOX team as well as to provide relevant training to our employees. Frequent meetings involving these parties are conducted to ensure that pertinent tasks relating to management’s assessment of internal control over financial reporting are progressing on track and completed on time.
In particular, we have implemented and will continue to implement the specific measures described below to remediate the material weaknesses described above. If unremediated, there is a reasonable possibility that a material misstatement of our financial statements in future financial periods will not be prevented or detected on a timely basis.
Insufficient knowledge and resources on U.S. generally accepted accounting principles
We appointed a dedicated Chief Financial Officer and Group Financial Controller to oversee the financial reporting process, and have recruited a Finance Manager with some U.S. GAAP knowledge. We also sent certain of our and Yuchai’s finance personnel for formal training courses to provide them with training and knowledge of U.S. GAAP. We plan to continue providing such formal training course to our finance personnel on a regular basis. In addition, we will seek advice and assistance from external accounting firms on U.S. GAAP as and when necessary. As some of the above initiatives were implemented in late 2008, there was insufficient time to train all of the necessary finance personnel sufficiently to remediate the material weakness prior to December 31, 2008.
Financial statement closing process
In late 2008 and into 2009, we put in place procedures for monthly closing and consolidation activities and formalized such procedures. Yuchai developed and implemented a comprehensive and documented policy addressing the timelines for closing activities, and the provision, estimation, prepayment, taxation, accrual and consolidation processes and related guidance. Yuchai also put in place procedures to ensure that any changes to the accounts are reviewed prior to being approved and that authorized personnel approves all post-period adjustments. While remediation was not complete at December 31, 2008, we and Yuchai will continue to ensure the adherence to the mentioned policies and procedures in 2009.

Segregation of Duties in BOKE system
We formalized IT policies and procedures, and we plan to continue to specify IT procedures to ensure that user access rights in BOKE are set up with duties appropriately segregated in 2009.
D. Remediation Measures to address Material Weaknesses identified in 2007
As previously reported in our annual report on Form 20-F for fiscal year 2007, our management concluded that as a result of the material weaknesses in internal control over financial reporting identified in such report, as of the end of the period covered by such annual report, our internal controls over financial reporting and disclosure controls and procedures were not effective. We continue to engage in efforts to improve our internal controls over financial reporting and disclosure controls and procedures.
We implemented the following controls to address the material weaknesses identified and described in our annual report for fiscal year 2007.
Equity method accounting
We sent our finance personnel for formal training courses to improve their understanding of the applicable equity method of accounting principles. We also put in place procedures to ensure that the adjustments made to reflect the equity method of accounting are appropriately analyzed and reviewed as part of the consolidation process.
Related party transactions
We seconded senior representatives from our corporate office to key management positions at Yuchai. We established financial governance approval limits requiring significant expenditures and material projects to be signed jointly by a representative each from Yuchai and the Company. We maintained a list of related party transactions and have monitored transactions with those parties to determine that they were at arms length.
However, we did not implement controls as at December 31, 2008 to fully remediate the deficiency concerning the reconciliation of intercompany balances and that resulted in material post-closing adjustments to our books and records. We assessed that deficient controls were performed during the financial statement close process and accordingly we have included this deficiency in the financial statement closing process material weakness.
Inventory data maintenance
We implemented an approval matrix for purchasing activities, and put in place procedures on scraps processing to ensure proper disposal and accounting. We also strengthened our controls over the review of inventory data by performing independent checks of the cost and relevant information input into the SAP system to ensure the accuracy and integrity of data. Specifically, we put in place the following procedures:

—	Independent checks to ensure accurate and complete input of purchase prices in the SAP system, based on approved purchase orders and contracts;

—	Purchase orders, material issuance, man hour costs and production overheads costs entered in the SAP system are independently checked against source documents;

—	Information on the Goods Received Notes is reconciled to the records in the SAP system to ensure accurate and complete recording of goods purchased;

—	Inventory master data maintained in the SAP system is independently checked against source documents;

—	All purchase returns are reviewed and approved by authorized personnel.
Selling price maintenance
We appointed new personnel to perform independent checks on the selling price maintained in the SAP system and the selling price used to prepare sales invoice to ensure all changes made to the selling price master file in the SAP system are authorized and accurately processed.
Information technology
We formalized IT policies and procedures to ensure that IT controls in Yuchai are operating effectively. Specifically, we put in place procedures to ensure that user access rights in SAP are set up to segregate duties in each business process, such as duties among initiator, approver and poster of accounting entries. The configurations on SAP have been reviewed to enhance system security and integrity. Policies and procedures were put in place to formalize end-user computing controls.
Provision for warranty costs
We put in place a review process to ensure that calculations of provision for warranty costs are properly computed and recorded, and there are regular updates for the relevant personnel on our warranty policy. We also strengthened management review of the accuracy of calculations and validity of supporting documentation.
Approvals and authorizations
We stressed to the senior management of Yuchai the importance of observing and complying with the approval process that are in place. To better co-ordinate this, we seconded our Chief Operating Officer in early 2008 to be based in Yulin where he was concurrently also the Deputy Chairman of Yuchai. He and the team in Yuchai had been working to improve monitoring controls and strengthen the approval and authorisation process. The Chief Operating Officer resigned from our Company in May 2009. We have now recruited a new President who will officially take up his appointment in August 2009. He is expected to continue these efforts.
We and Yuchai improved existing authorization and approval policies and procedures, clearly communicating to all employees of both our Company and Yuchai the need to follow them.
We also improved the contract approval process for routine purchase of inventory, equipment and other capital expenditure requirements of Yuchai which involves the participation of our seconded staff in some cases as part of the authorisation cycle. This greatly strengthened our controls over any material expenditure.
E. Report of Independent Registered Public Accounting Firm on internal Controls
The report of our independent registered public accounting firm on the effectiveness of the Company’s internal controls over financial reporting is included on page F-2 of this Annual Report.
F. Changes in Internal Control over Financial Reporting
Except as described in this Annual Report, there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. We have engaged in, and are continuing to engage in, substantial efforts to improve our internal control over financial reporting and disclosures and procedures related to substantially all areas of our financial statements and disclosures.
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
ITEM 16B. CODE OF ETHICS.
     The Company adopted a Code of Business Conduct and Ethics Policy in May 2004, which was revised on December 9, 2008, that is applicable to all its directors, senior management and employees. The Code of Business Conduct and Ethics Policy contain general guidelines for conducting the business of the Company. The text of the Code of Business Conduct and Ethics Policy is posted on our internet website at http://www.cyilimited.com/invest_govt.asp. Since adoption of the Company’s Code of Business Conduct and Ethics Policy, the Company has not granted any waivers or exemption therefrom.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES.
     The following table sets forth the total remuneration that was billed to the Company and Yuchai by their independent accountants, KPMG, for each of our previous two fiscal years:

	Audit fees	Audit-related fees	Tax fees	Others	Total
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
2007	12,986	—	—	—	12,986
2008	29,008 (1)	—	54	—	29,062 (1)

Note

(1)	Included fees billed by KPMG for the years 2006 and 2007
     We appointed Ernst & Young LLP, Singapore (“E&Y”) as our independent auditors with effect from April 17, 2009 at our Annual General Meeting of our shareholders on April 17, 2009. The decision to change the independent auditors from KPMG LLP, Singapore (“KPMG”) to E&Y followed the decision by KPMG not to stand for re-election at our Annual General Meeting held on April 17, 2009. In addition, a detailed review of the audit process by the Audit Committee together with the Board also suggested that a change was desirable for cost effectiveness and would improve the efficiency in our financial reporting compliance.
Audit fees
     Services provided primarily consist of professional services relating to the annual audits of consolidated financial statements as well as statutory audits required by foreign jurisdictions and quarterly reviews.
Audit-related fees
     Services provided primarily consist of agreed-upon procedures in connection with bonds issuance and corporate tax advisory services.
     Prior to the change in our independent auditors from KPMG to E&Y on April 17, 2009, the Company’s Audit Committee pre-approved each engagement of KPMG for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes Oxley Act of 2002, to be performed for the Company for fiscal year 2008. Further to the change in independent auditors from KPMG to E&Y on April 17, 2009, the Company’s Audit Committee pre-approves each engagement of E&Y for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes Oxley Act of 2002, to be performed for the Company for fiscal year 2008.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     Not Applicable
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not Applicable
ITEM 16G. CORPORATE GOVERNANCE
As our Common Stock is listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our audit committee consists of three directors: Tan Aik-Leang (Chairman), Neo Poh Kiat and Matthew Richards. Each of Messrs. Tan, Neo and Richards satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices, which are in compliance with Bermuda law, and those followed by US companies can be found in “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Corporate Governance.”
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

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Teo Tong Kooi
Name:	Teo Tong Kooi
Title:	President and Director

Date:           July 15          , 2009

Exhibit Index

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of China Yuchai International Limited or the Registrant (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed by the Registrant on December 8, 1994 (File No. 33-86162), or the Form F-1).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment no. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-013522), or Form 20-F FY2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited, or Yuchai, and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162)).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form F-1, filed by the Registrant on December 15, 1994 (File No. 33-86162)).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File no. 33-86162)).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004, or Form 20-F FY2003).

4.9	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

Exhibit
Number	Description of Exhibit

4.10	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.11	Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

4.12	Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.13	Cooperation Agreement among the Registrant, Yuchai, Coomber and Guangxi Yuchai Machinery Group Company Limited, dated June 30, 2007 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on July 5, 2007 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant. (Filed herewith)

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)
The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

CHINA YUCHAI INTERNATIONAL LIMITED
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2007 AND 2008
Index to Financial Statements
China Yuchai International Limited

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of China Yuchai International Limited
We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to the company’s (1) insufficient knowledge and resources on U.S. generally accepted accounting principles, (2) financial statement closing process and (3) segregation of duties in BOKE system.
These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2008 financial statements and this report does not affect our report dated July 15, 2009 on those financial statements.
In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, China Yuchai International Limited has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
/s/ Ernst & Young LLP
Singapore
July 15, 2009

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of China Yuchai International Limited
We have audited the accompanying consolidated balance sheet of China Yuchai International Limited and subsidiaries as of December 31, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of China Yuchai International Limited for the year ended December 31, 2007 and 2006, were audited by other auditors whose report dated January 30, 2009, expressed an unqualified opinion on those statements.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited and subsidiaries at December 31, 2008, and the consolidated results of their operations and their cash flows for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 15 2009 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Ernst & Young LLP
Singapore
July 15, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
China Yuchai International Limited
We have audited the accompanying consolidated balance sheet of China Yuchai International Limited and subsidiaries as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2006 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United Sates). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yuchai International Limited and subsidiaries at December 31, 2007, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2007, in conformity with U.S. generally accepted accounting principles.
As more fully described in Note 5, Note 32 and Note 33(e) to the consolidated financial statements, on December 25, 2007 a subsidiary of the Company purchased a 100% equity interest in Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) from certain related parties in contemplation of the settlement of loans due from Yuchai Marketing Company Limited (“YMCL”), which is also a related party. The recoverability of the loans due from YMCL was previously considered impaired and a loss provision and corresponding valuation allowance in the amount of Rmb 203 million was recognized during the year ended December 31, 2005. Although management of the Company has concluded the subsidiary of the Company is the legal owner of the shares in Yulin Hotel Company and the subsidiary also bears the risks and rewards of ownership in the corresponding operations of Yulin Hotel Company as of December 25, 2007, the transfer of the equity interest was subject to the approval of the appropriate government regulatory agency in the People’s Republic of China. Consequently, no recovery for the previously recorded impairment loss on the loans due from YMCL has been recognized in the Company’s consolidated financial statements as of December 31, 2007. The approval was subsequently obtained on January 13, 2009.
/s/ KPMG LLP
Singapore
January 30, 2009

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Rmb and US$ amounts expressed in thousands, except per share data)

		Years ended December 31,
	Note	2006	2007	2008	2008

		Rmb	Rmb	Rmb	US$
Revenues, net(a)	3(k),27	6,920,528	9,556,303	10,384,022	1,519,398
Cost of goods sold(a)	4, 27	(5,648,407)	(7,611,585)	(8,561,520)	(1,252,728)

Gross profit		1,272,121	1,944,718	1,822,502	266,670
Research and development costs	3(m)	(167,653)	(153,146)	(177,370)	(25,953)
Selling, general and administrative expenses(a)	3(m), 3(n),4,14,27	(801,830)	(951,589)	(1,041,225)	(152,353)

Gain on transfer of land use rights to a related party	27	1,841	1,573	—	—

Operating income		304,479	841,556	603,907	88,364
Interest expense	6, 26	(117,491)	(125,244)	(146,973)	(21,505)
Equity in income/(loss) of affiliates, net of tax	17	(22,449)	14,048	(36,573)	(5,351)
Other income, net(a)	7	38,856	53,554	43,261	6,329

Earnings before income taxes and minority interests		203,395	783,914	463,622	67,837
Income taxes	8	(30,466)	(68,518)	(110,531)	(16,173)

Income before minority interests		172,929	715,396	353,091	51,664
Minority interests in income of consolidated subsidiaries		(61,645)	(189,927)	(100,641)	(14,726)

Net income	3(l)	111,284	525,469	252,450	36,938

		Years ended December 31,
	Note	2006	2007	2008	2008
		Rmb	Rmb	Rmb	US$
Earnings per common share
Basic	3(l)	2.99	14.10	6.77	0.99

Diluted	3(l)	2.99	14.10	6.77	0.99

Weighted average number of shares
Basic	3(l)	37,267,673	37,267,673	37,267,673	37,267,673

Diluted	3(l)	37,267,673	37,267,673	37,267,673	37,267,673

(a)	Includes the following income and expenses resulting from transactions with related parties in addition to those indicated above (see Notes 5 and 26)

	2006	2007	2008	2008

	Rmb	Rmb	Rmb	US$
Revenues, net	86,652	94,901	215,064	31,468
Cost of goods sold	(592,535)	(573,926)	(1,030,887)	(150,840)
Selling, general and administrative expenses	(124,376)	(149,964)	(209,036)	(30,586)
Other income, net	10,622	11,664	4,224	618
See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008
(Rmb and US$ amounts expressed in thousands, except per share data)

		As of December 31,
	Note	2007	2008	2008

		Rmb	Rmb	US$
ASSETS
Current assets
Cash and cash equivalents	31(g)	520,945	693,436	101,464
Trade accounts and bills receivable, net	9	3,107,785	2,537,681	371,315
Amounts due from related parties	10, 26	143,652	139,267	20,378
Loans receivable from a related party, net	5	2,050	—	—
Loans to customers, net	11	3,361	156	23
Inventories	12	1,647,025	2,250,030	329,226
Prepaid expenses		31,752	106,585	15,596
Other receivables, net	13	97,074	181,699	26,586
Income taxes recoverable		27,990	46,296	6,775
Deferred income taxes	8	114,361	125,788	18,405

Total current assets		5,695,995	6,080,938	889,768
Property, plant and equipment, net	14, 32	2,158,246	2,149,290	314,485
Construction in progress	15	184,921	252,872	37,000
Lease prepayments	16, 32	168,002	158,681	23,218
Investments in affiliates	17	505,009	392,386	57,414
Other investments	17	615,201	446,430	65,323
Goodwill	3(n)	218,311	212,636	31,113
Deferred income taxes	8	33,499	19,445	2,845

Total assets		9,579,184	9,712,678	1,421,166

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	18(a)	819,164	1,068,675	156,369
Amount due to holding company	26	5,278	451	66
Amounts due to related parties	5, 10, 26	380,521	204,910	29,983
Trade accounts payable		2,509,962	2,612,928	382,325
Income taxes payable		5,663	10,998	1,609
Deferred gain	5	—	202,950	29,696
Accrued expenses and other liabilities	19	946,675	937,084	137,115
Deferred income taxes liabilities	8	—	15,282	2,236

Total current liabilities		4,667,263	5,053,278	739,399
Long-term bank loans	18(b)	767,929	254,529	37,243

Total liabilities		5,435,192	5,307,807	776,642

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER, 2007 AND 2008 (CONTINUED)
(Rmb and US$ amounts expressed in thousands, except per share data)

		As of December 31,
	Note	2007	2008	2008

		Rmb	Rmb	US$
Total liabilities		5,435,192	5,307,807	776,642

Minority interests		849,527	974,046	142,524

Shareholders’ equity
Common shares		31,945	31,945	4,674
Ordinary shares
US$0.10 par value:
authorized 100,000,000 shares; issued and outstanding 37,267,673 shares at December 31, 2007 and 2008
Special share
US$0.10 par value:
authorized 1 share; issued and outstanding 1 share at December 31, 2007 and 2008	1
Contributed surplus		1,692,251	1,692,251	247,611
Statutory reserves	21	270,339	287,473	42,063
Accumulated other comprehensive income, net		154,580	49,335	7,219
Retained earnings		1,145,350	1,369,821	200,433

Total shareholders’ equity		3,294,465	3,430,825	502,000

Total liabilities, minority interests and shareholders’ equity		9,579,184	9,712,678	1,421,166

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME/(LOSS)
FOR YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Rmb and US$ amounts expressed in thousands, except per share data)

						Accumulated
						other	Total
		Common	Contributed	Statutory	Retained	comprehensive	shareholders’
	Note	shares	surplus	reserves	earnings	income	equity
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2006		31,945	1,692,251	266,586	546,630	28,851	2,566,263

2006
Net income		—	—	—	111,284	—	111,284
Net unrealized gains on investment securities, net of nil tax(a)		—	—	—	—	56,840	56,840
Net unrealized gains on investment securities held by an affiliate, net of nil tax		—	—	—	—	3,201	3,201
Foreign currency translation adjustments, net of nil tax		—	—	—	—	(3,249)	(3,249)

Comprehensive income							168,076

Transfer to statutory reserves	21	—	—	1,000	(1,000)	—	—
Dividend declared (US$0.02 per share)		—	—	—	(5,940)	—	(5,940)

Balance at December 31, 2006		31,945	1,692,251	267,586	650,974	85,643	2,728,399
See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME/(LOSS)
FOR YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Rmb and US$ amounts expressed in thousands, except per share data)

						Accumulated
						other	Total
		Common	Contributed	Statutory	Retained	comprehensive	shareholders’
	Note	shares	surplus	reserves	earnings	income	equity
		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
2007
Net income		—	—	—	525,469	—	525,469
Net unrealized gains on investment securities, net of nil tax (a)		—	—	—	—	80,612	80,612
Net unrealized gains on investment securities held by an affiliate, net of nil tax		—	—	—	—	13,283	13,283
Foreign currency translation adjustments, net of nil tax		—	—	—	—	(24,958)	(24,958)

Comprehensive income							594,406

Transfer to statutory reserves	21	—	—	2,753	(2,753)	—	—
Dividend declared (US$0.10 per share)		—	—	—	(28,340)	—	(28,340)

Balance at December 31, 2007		31,945	1,692,251	270,339	1,145,350	154,580	3,294,465

2008
Net income		—	—	—	252,450	—	252,450
Net unrealized loss on investment securities, net of nil tax (a)		—	—	—	—	(26,696)	(26,696)
Net unrealized loss on investment securities held by an affiliate, net of nil tax		—	—	—	—	(80,196)	(80,196)
Foreign currency translation adjustments, net of nil tax		—	—	—	—	1,647	1,647

Comprehensive income							147,205

Transfer to statutory reserves	21	—	—	17,134	(2,093)	—	15,041
Dividend declared (US$0.10 per share)		—	—	—	(25,886)	—	(25,886)

Balance at December 31, 2008		31,945	1,692,251	287,473	1,369,821	49,335	3,430,825

Balance at December 31, 2008 (in US$)		4,674	247,611	42,063	200,433	7,219	502,000

(a) Components of net unrealized gains on investment securities:					2006	2007	2008

Unrealized holding gains arising during the year					97,332	98,090	10,235
Redemption of investment securities in an affiliate taken to net income					(19,550)	(17,478)	(36,931)
Investment in affiliate upon conversion (Note 17(b)(i))					(20,942)	—	—

Net unrealized gains/(loss) on investment securities					56,840	80,612	(26,696)

(b) Components of foreign currency translation adjustments

					2006	2007	2008

Balance as at January 1					(10,018)	(13,267)	(38,225)
Foreign currency translation adjustments, net of tax					(3,249)	(24,958)	1,647

Balance as at December 31					(13,267)	(38,225)	(36,578)

(c) Net unrealized gains/(loss) on investment securities

					2006	2007	2008

Balance as at January 1					—	56,840	137,452
Net unrealized gain/(loss) on investment securities, net of tax					56,840	80,612	(26,696)

Balance as at December 31					56,840	137,452	110,756

(d) Net unrealized gains/(loss) on investment securities held by an affiliate

					2006	2007	2008

Balance as at January 1					38,869	42,070	55,353
Net realized gains/(loss) on investment securities held by an affiliate, net of tax					3,201	13,283	(80,196)

Balance as at December 31					42,070	55,353	(24,843)

					85,643	154,580	49,335

See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2006	2007	2008
	Rmb	Rmb	Rmb	US$
Cash provided by operating activities
Net income	111,284	525,469	252,450	36,938
Adjustments to reconcile net income to net cash provided by operating activities:
— Depreciation and amortization of property, plant and equipment	142,860	223,304	266,621	39,012
— Lease prepayment charged to expense	3,328	4,702	8,647	1,265
— Impairment of property, plant and equipment	2,346	781	69,931	10,232
— Impairment of goodwill	—	—	5,675	830
— Loss on disposal of property, plant and equipment	1,598	5,926	4,008	587
— Gain on transfer of land use rights to a related party	(1,841)	(1,573)	—	—
— Deferred income tax (benefit)/expenses	(19,996)	34,637	2,627	384
— Provision for losses/(recoveries) on guarantees	(7,410)	(4,237)	2,777	406
— Equity in losses/(income) of affiliates, net of tax	21,261	(14,048)	36,573	5,351
— Minority interests	61,645	189,927	100,641	14,726
— Gain on redemption of other investments	(28,457)	(17,478)	(19,198)	(2,809)
— Loss on dilution of investments in affiliates	1,188	2,591	—	—
— Net loss/(gain) on changes in fair value of embedded derivatives	3,617	(6,139)	5,519	808
— Exchange loss/(gain) on financing activities	38,388	38,622	(31,207)	(4,566)
— Bad debt expense/(credit)	21,582	(11,008)	33,487	4,900

Decrease/(increase) in assets
— Inventories	103,252	(81,842)	(603,005)	(88,232)
— Amounts due from related parties, net	77,401	52,088	33,774	4,942
— Trade accounts and bills receivable, net	(323,647)	(1,615,859)	536,617	78,518
— Prepaid expenses	44,345	62,225	(74,833)	(10,950)
— Other receivables, net	(4,417)	50,804	(76,816)	(11,240)
— Loans to customers, net	(3,582)	8,125	3,205	469
— Income taxes recoverable/(payable), net	32,885	(13,366)	(12,971)	(1,898)

Increase/(decrease) in liabilities
— Trade accounts payable	332,355	377,164	102,966	15,065
— Accrued expenses and other liabilities	25,236	271,687	(4,296)	(628)
— Amount due to holding company	(1,075)	2,052	(10,507)	(1,537)

Net cash provided by operating activities	634,146	84,554	632,685	92,573

Cash flow from investing activities
Purchase of property, plant and equipment and construction in progress (includes interest capitalized)	(323,781)	(265,258)	(432,423)	(63,272)
Proceeds from disposal of property, plant and equipment	2,134	5,236	36,975	5,410
Proceeds from disposal of land use rights	2,394	2,125	—	—
Purchase of investments	(923,101)	—	—	—
Proceeds from disposal of other investments	—	773	5,025	735
Acquisition of subsidiaries	—	—	(870)	(127)
Prepayments for land use right	(59,497)	(31)	—	—
Proceeds from redemption of investment securities	11,907	88,652	129,517	18,951

Net cash used in investing activities	(1,289,944)	(168,503)	(261,776)	(38,303)

Cash flow from financing activities
Proceeds from short-term bank loans	974,978	649,164	1,093,528	160,006

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Proceeds from long-term bank loans	687,473	197,044	—	—
Repayments of short-term and long term bank loans	(962,835)	(933,533)	(1,284,686)	(187,976)
Dividends paid by subsidiaries to minority shareholders	(23,036)	(22,316)	(33,471)	(4,898)
Dividends paid to shareholders	(5,940)	(28,340)	(25,886)	(3,788)
Capital contributions from minority interests	—	2,920	57,354	8,392

Net cash provided by/(used in)financing activities	670,640	(135,061)	(193,161)	(28,264)

Effect of foreign currency exchange on cash and cash equivalents	(5,104)	(5,978)	(5,257)	(769)
Net increase/(decrease) in cash and cash equivalents	9,738	(224,988)	172,491	25,239
Cash and cash equivalents at beginning of year	736,195	745,933	520,945	76,225

Cash and cash equivalents at end of year	745,933	520,945	693,436	101,464

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Supplemental disclosures of cash flow information

Cash paid during the year for:
— Interest, net of amount capitalized	117,491	125,860	122,745	17,960
Income taxes	21,012	47,247	106,335	15,559

Significant non-cash investing and financing transactions
During 2006, the Company settled the amounts payable for the acquisitions of certain new debt and equity securities issued by an affiliated company and the amounts receivable from redemption of its existing investment in debt securities of the same affiliated company with a net cash payment of S$5.3 million by the Company (see Note 17(b)).
On December 25, 2007, the Company acquired a 100% equity ownership interest in Yulin Hotel Company from a related party for Rmb245.6 million. As of December 31, 2007, the related purchase consideration had not yet been settled (see Notes 5 and 32).
On March 31, 2008, offset agreements were entered into by Yuchai to effect the settlement of the Rmb 205 million loans receivable against the liability of Rmb 245.6 million arising from the purchase of 100% equity interest in Yulin Hotel Company with the balance settled through offset of certain trade receivables due from YMCL, the Guarantors and other related parties (see Notes 5 and 32).
See accompanying notes to consolidated financial statements.

CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai (“Foreign Shares of Yuchai”). Guangxi Yuchai Machinery Group Company Limited (“State Holding Company, SHC”), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai (“State Shares of Yuchai”).
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
Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) (previously known Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited) and Yuchai Express Guarantee Co., Ltd (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion, expected to be in 2009. As at December 31, 2008, Yuchai held an equity interest of 71.83%, 97.14% and 76.92% respectively in these companies. As at December 31, 2007 and 2008, YMMC had direct controlling interests in twenty-five and thirty subsidiaries respectively, which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC. In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen Fujian province in China. On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd or Geely and Zhejiang Yinlun Machinery Company Limited or Yinlun to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. Yuchai was to be the largest shareholder followed by Geely as the second largest shareholder. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province. The joint venture companies (“JV Cos”) are primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. Yuchai is the controlling shareholder with 52% with Geely and Yinlun holding 30% and 18% shareholding respectively in both JV Cos. The two JV Cos have been duly incorporated. In December 2007, Yuchai purchased a subsidiary, Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) (see Note 32).
In March 2005, the Company, through Venture Delta Limited or Venture Delta acquired 14.99% of the ordinary shares of Thakral Corporation Ltd (“TCL”). TCL is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Three directors out of eleven directors on the board of TCL are appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of TCL, management has concluded that the Company has the ability to exercise significant influence over the operating and financial policies of TCL. Consequently, the Company’s consolidated financial statements include the Company’s share of the results of TCL, accounted for under the equity method. The Company acquired an additional 1% of the ordinary shares of TCL in September 2005. As a result of the rights issue of 87,860,288 rights shares on February 16, 2006, the Company’s equity interest in TCL increased to 19.4%. On August 15, 2006, the Company exercised its right to convert all of its 52,933,440 convertible bonds into 529,334,400 new ordinary shares in the capital of TCL. Upon the issue of the new shares, the Company’s interest in TCL has increased to 36.6% of the total issued and outstanding ordinary shares. During the year ended December 31, 2007, the Company did not acquire new shares in TCL. However, as a result of conversion of convertible bonds into new ordinary shares by TCL’s third party bondholders, the Company’s interest in TCL was diluted to 34.4%. On September 2, 2008, Venture Delta transferred 1,000,000 ordinary shares, representing 0.04% interest in TCL to Grace Star Services Ltd. As of December 31, 2008, the Company’s interest in TCL remained unchanged.
On February 7, 2006, the Company acquired 29.1% of the ordinary shares of HL Global Enterprises Limited (formerly known as HLG Enterprise Limited (“HLGE”). HLGE is a public company listed on the main board of the Singapore Exchange. HLGE is primarily engaged in investment holding, and through its group companies, invests in rental property, hospitality and property developments in Asia. On November 15, 2006, the Company exercised its right to convert all of its 196,201,374 non-redeemable convertible cumulative preference shares into 196,201,374 new ordinary shares in the capital of HLGE. Upon the issue of the new shares, the Company’s equity interest in HLGE has increased to 45.4% of the enlarged total number of ordinary shares in issue. As at December 31, 2008, three directors out of seven directors on the board of HLGE are appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of HLGE, management has concluded that the Company has the ability to exercise significant influence over the operating and financial policies of HLGE. Consequently, the Company’s consolidated financial statements include the Company’s share of the results of HLGE, accounted for under the equity method. During the year ended December 31, 2007, the Company did not acquire new shares in HLGE. However, new ordinary shares were issued by HLGE arising from the third party’s conversion of non-redeemable convertible cumulative preference shares, and the Company’s interest in HLGE was diluted to 45.4%. There was no change in shareholding in 2008.

2 General
Basis of presentation
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
3 Summary of significant accounting policies and practices
(a) Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and those entities that the Company has determined that it has a direct or indirect controlling financial interest in (collectively, referred to as the “Group”). All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates the Group’s relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standards Board (the “FASB”) Interpretation (“FIN”) No. 46 (R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”) and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Group is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46(R). The Group was not the primary beneficiary of any variable interest entities during the three years ended December 31, 2008.
(b) Cash and cash equivalents
Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, management considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Group’s cash is restricted as to withdrawal. See Note 28 for discussion of restrictions on the Renminbi.
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
The Group sells bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. Sales of the bills receivable are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Accordingly, where the derecognition criteria is met, bills receivable are derecognized, and a discount equal to the difference between the carrying value of the trade accounts and bills receivable and cash received is recorded. The Group received proceeds from the sales of the bills receivable of Rmb4,485,221, Rmb4,403,828 and Rmb4,775,590 (US$698,768), for the years ended December 31, 2006, 2007 and 2008, respectively. The Group has recorded discounts totaling Rmb54,720, Rmb75,193 and Rmb90,977 (US$13,312) in respect of the sold bills receivable for the years ended December 31, 2006, 2007 and 2008, respectively, which has been included in interest expense.
For loans receivable, the Company recognises interest income on an accrual basis based on an effective interest method. The Company does not accrue interest when a loan is considered impaired and the Company recognises such interest income on a cash basis.

(d) Inventories
Inventories are stated at the lower of cost and market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labor and an attributable portion of production overheads. Management routinely reviews its inventory for salability and indications of obsolescence to determine if inventory carrying values are higher than market values. If market conditions or future product enhancements and developments change, inventories would be written down to reflect the estimated market value.
(e) Property, plant and equipment, net
Property, plant and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over their estimated useful lives of the assets, taking into account their estimated residual value. The estimated useful lives are as follows:

Buildings	30 to 40 years
Machinery and equipment	5 to 15 years
Office and computer equipment	4 to 5 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term
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
(g) Guarantees
The fair value of a guarantee provided by the Group for the obligation of others is recognized at fair value at inception as a liability in accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees including Indirect Guarantees of Indebtedness of Others”. If the guarantee was issued in a stand-alone transaction for a fee, the fair value of the liability recognized generally would offset the cash received by the Group, which is included in “Accrued expenses and other liabilities” and amortized to revenue over the period of guarantee. After initial measurement and recognition of the liability for obligations under the guarantee, management periodically evaluates outstanding guarantees and accounts for potential loss contingencies associated with the guarantees based on estimated losses from default in accordance with SFAS No. 5, “Accounting for Contingencies,” after considering the effect of any amounts that may possibly be recovered under recourse, under which the liability is adjusted for further loss that is probable and when the amount of the loss can be reasonably estimated.
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
(i) Foreign currency transactions and translation
The Company’s functional currency is the US dollar. The functional currency of the Company’s subsidiaries and certain of its affiliated companies located in the PRC is the Renminbi. Transactions denominated in currencies other than Renminbi are recorded based on exchange rates at the time such transactions arise, such as the Renminbi exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income as part of “Other income, net”.
The Company’s reporting currency is the Renminbi. Assets and liabilities of the Company and its subsidiaries whose functional currency is not the Renminbi are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year which approximates the actual exchange rates. The gains and losses resulting from translation of financial statements are recorded in accumulated other comprehensive income/(loss), a separate component within stockholders’ equity. Cumulative translation adjustments are recognized as income or expenses upon disposal or liquidation of foreign subsidiaries and affiliates.
For the US dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts have been translated into U.S. dollars at the rate of Rmb 6.8343 = US$1.00, the rate quoted by the PBOC at the close of business on June 15, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on June 15, 2009 or any other date.
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
The Company records interest related to unrecognized tax benefits in interest expense, and penalties in selling, general and administrative expenses in the consolidated statements of income.
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
(l) Earnings per share
Basic earnings per share is computed by dividing income attributable to common shares by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding and the number of additional common shares that would be outstanding if any potential common shares that are dilutive are issued. The Company’s basic and diluted earnings per share are as follows:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Net income attributable to common shares	111,284	525,469	252,450	36,938

Earnings per share
— Weighted average common shares outstanding during the year
Basic	37,267,673	37,267,673	37,267,673	37,267,673
Diluted	37,267,673	37,267,673	37,267,673	37,267,673

— Earnings per common share
Basic	2.99	14.10	6.77	0.99
Diluted	2.99	14.10	6.77	0.99

There were no potentially dilutive common shares in any of the years ended December 31, 2006, 2007 and 2008.
(m) Advertising, research and development costs
Advertising, research and development costs are expensed as incurred. Advertising costs included in “Selling, general and administrative expenses”, amounted to Rmb42,636, Rmb17,248 and Rmb24,693 (US$3,613) respectively, for the years ended December 31, 2006, 2007 and 2008.
Yuchai received research and development subsidies of Rmb7,858, Rmb4,730 and Rmb32,653 (US$4,778) for the years ended December 31, 2006, 2007 and 2008, respectively. The subsidies received are recognized as deferred income and net off against research and development expenses when earned.
(n) Goodwill
Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill of Rmb 212,636 and Rmb 5,675 were allocated as a result of the acquisitions of Yuchai (see note 1) and Yulin Hotel (see note 5 and 32) respectively. Goodwill is not amortized, but instead is tested for impairment at least annually or whenever certain circumstances indicate a possible impairment may exist. Management evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon discounted future cash flows. In the case that the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of reporting unit’s goodwill is lower than its carrying amount, goodwill is considered impaired and is written down to its implied fair value. In 2008, the goodwill of Rmb 5,675 pertaining to the Yulin Hotel acquisition in 2007 was fully impaired because the carrying amount is not recoverable from the expected future cash flows. The remaining goodwill of Rmb 212,636 pertains to the acquisition of Yuchai and there was no impairment of the Yuchai goodwill in 2006, 2007 and 2008.
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

(q) Impairment of long-lived assets, other than goodwill
Long-lived assets to be held and used, such as property, plant and equipment and construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows. Fair value is the price that would be received to sell the asset on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset. Assets to be disposed of would be separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.
The Company periodically conducts an impairment review on the conditions of our property, plant and equipment. It was determined certain fixed assets of Yuchai were idle or other factors existed, such as decline in property values, which suggest that the recovery of their respective carrying values may have been impaired. An impairment loss of Rmb 2.3 million, Rmb 0.8 million and Rmb 69.9 million was charged to the consolidated statement of operations in 2006, 2007 and 2008 respectively under selling, general and administrative expense. The 2008 impairment charges were as follows:
—	Yulin Hotel and Guilin office buildings (see Note 32) Rmb 46.0 million (US$6.7 million)

—	Other plants and equipments Rmb 23.9 million (US$3.5 million)
(r) Fair value measurements
Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The Company’s adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements.
The fair value of long-lived assets is the price that would be received to sell the asset on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset.
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, short term amounts due from related parties, prepaid expenses, other receivables, short-term bank loans, current instalments of long-term bank loans, trade accounts payable, amount due to the holding company and amounts due to related parties approximates their fair value because of the short maturity of these instruments. It was not practicable for management to estimate the fair value of its equity investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation is considered excessive in relation to the significance of the equity investments to the Group. Management does not believe the carrying value of the equity investments will be significantly different from their fair value. Management estimated the fair value of its financial investments by obtaining an independent valuation of the investments by a professional valuer who adopted the discounted cash flow methodology.
The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.
(s) Commitments and contingencies
Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that an obligation has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.
(t) Defined contribution plans
The Group participates in and makes contributions to the national pension schemes as defined by the laws of the countries in which it has operations. The contributions are at a fixed proportion of the basic salary of the staff. Contributions are recognized as compensation expense in the period in which the related services are performed.
(u) Leases
Where the Company has the use of assets under operating leases, payments made under the leases are recognized in the consolidated statement of income on a straight-line basis over the term of the lease. Lease incentives received are recognized in the consolidated statement of operations as an integral part of the total lease payments made. Contingent rentals are charged to the consolidated statement of income in the accounting period in which they are incurred.

(v) Recently issued accounting standards
In February 2008, FASB issued FASB Staff Position No. 157-2, or FSP FAS 157-2, to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Management does not believe the adoption of this statement will have a material impact on the consolidated financial statements at this time and will monitor any additional implementation guidance that may be issued.
In June 2007, the Financial Accounting Standards Board (FASB) ratified EITF Issue No.07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. The EITF requires non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting R&D activities should be recorded as an asset and recognized as an expense when the R&D activities are performed. The EITF is to be applied prospectively to new contractual arrangements entered into beginning in fiscal 2009. The Company currently recognizes these non-refundable advanced payments, if any, as an expense upon payment. The adoption of EITF 07-3 is not expected to have a significant effect on the Company’s financial position or results of operations.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), or SFAS No. 141(R), “Business Combination” which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The impact of the adoption of SFAS No. 141(R) on the Company’s consolidated financial positions and consolidated results of operations is dependent upon the specific terms of any applicable future business combinations.
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
In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3 amends the factors that should be considered in developing a renewal or extension assumptions used for purposes of determining the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other GAAP. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier application is not permitted. We believe the impact of adopting FSP FAS 142-3 will not have a material effect on our consolidated financial condition or results of operations.
In May 2008, the FASB issued FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Management will evaluate the impact of this FSP to the Company’s consolidated financial statements if it applies.
In November 2008, the Emerging Issues Task Force issued EITF Issue No. 08-6, Equity Method Investment Accounting Consideration, that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF Issue No. 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF Issue No. 08-6 shall be applied prospectively with early application prohibited. The impact of adopting EITF 08-6 is not expected to have a material impact on our consolidated financial condition or results of operations.
In December 2008, the FSP FAS 140-4 and FSP FIN 46(R)-8 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46(R)). The FSP was issued by the FASB to expeditiously meet the need for enhanced information about transferred financial assets and about an enterprise’s involvement with a variable interest entity (VIE). The FSP requires extensive additional disclosures by public entities with continuing involvement in transfers of financial assets to special-purpose entities and with VIEs, including sponsors that have a variable interest in a VIE. Additionally, the FSP requires certain disclosures to be provided by a public entity. This FSP is effective for fiscal periods ending after December 15, 2008 (i.e., fiscal year 2008 for calendar year companies). The Company intends to provide the additional disclosures under this FSP if it applies.
In January 2009, the FASB ratified EITF Issue No. 08-10, Selected Statement 160 Implementation Questions. The Issue is to clarify the accounting for certain transactions involving a transfer of an interest in a subsidiary after the effective date of SFAS No. 160. Specifically, i) accounting for the transfer of an interest in a subsidiary that is in-substance real estate; ii) accounting for the transfer of an interest in a subsidiary to an equity method investee that results in deconsolidation of the subsidiary; iii) accounting for the transfer of an interest in a subsidiary in exchange for a joint venture interest that results in deconsolidation of the subsidiary. This Issue shall be effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. This Issue shall be applied prospectively. Management will evaluate the impact of this Issue to the Company’s consolidated financial statements if it applies.
In January 2009, the FASB issued FSP EITF 99-20-1 that amends EITF Issue No. 99-20, “Recognition of Interest Income and Impairment of Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets.” The FSP eliminates the requirement that a holder’s best estimate of cash flows be based upon those that “a market participant” would use. Instead, the FSP requires that an other-than-temporary impairment (OTTI) be recognized as a realized loss through earnings when it is “probable” there has been an adverse change in the holder’s estimated cash flows from the cash flows previously projected, which is consistent with the impairment model in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115). The FSP is effective for interim and annual reporting periods ending after December 15, 2008 (e.g., December 31, 2008, for a calendar year-end entity), and should be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. Management will evaluate the impact of this FSP to the Company’s consolidated financial statements if it applies.
In April 2009, the FASB issued FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. The FSP amends SFAS No. 141(R), Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies (hereinafter referred to as “pre-acquisition contingencies”) be recognized at fair value, in accordance with SFAS No. 157, Fair Value Measurements, if the fair value can be determined during the measurement period. FSP FAS 141(R)-1 has the same effective date as SFAS No. 141(R), which is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (i.e., on or after January 1, 2009 for a calendar year end company). Management will evaluate the impact of this FSP to the Company’s consolidated financial statements if it applies.
In April 2009, the FASB released FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2). FSP FAS 115-2 was issued contemporaneously with FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly (FSP FAS 157-4) and FSP FAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments (FSP FAS 107-1). The three FSPs were approved by the FASB at its meeting on April 2, 2009. FSP FAS 115-2 changes existing accounting requirements for other-than-temporary-impairment (OTTI). FSP FAS 157-4 amends SFAS No. 157, Fair Value Measurements (Statement 157) to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The FSP FAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. FSP FAS 157-4, as well as the related FSP issued on the same day, FSP FAS 107-1, also require additional disclosures about fair value measurements in annual and interim reporting periods. FSP FAS 157-4 supersedes FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The FSP FAS 107-1 extends the disclosure requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. The three FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. If an entity elects to early-adopt either FSP FAS 157-4 or FSP FAS 107-1, that entity is required to early-adopt FSP FAS 115-2. Likewise, if an entity early-adopts FSP FAS 115-2 or FSP FAS 107-1, it is also required to early-adopt FSP FAS 157-4. However, early adoption of FSP FAS 107-1 is permitted only if the entity also elects to early adopt FSP FAS 157-4 and FSP FAS 115-2. FSP FAS 157-4 must be applied prospectively and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, comparative disclosures are required only for periods ending after initial adoption. However, in the period of adoption a reporting entity must disclose a change, if any, in valuation technique and related inputs resulting from the application of the FSP FAS 157-4, and quantify the total effect of the change in valuation technique and related inputs, if practicable, by major category. Management is presently evaluating the impact of FSP FAS 115-2 and FSP FAS 157-4 to the Company’s consolidated financial statements. FSP FAS 107-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP FAS 107-1 requires comparative disclosures only for periods ending after initial adoption. The Company intends to provide the additional disclosures under FSP FAS 107-1 in fiscal 2009 if it applies.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events. The Statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company intends to provide the additional disclosures under this Statement when it applies.
In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of SFAS No. 140 (Statement 166). The most significant amendments resulting from Statement 166 consist of the removal of the concept of a qualifying special-purpose entity (SPE) from SFAS No. 140, and the elimination of the exception for qualifying SPEs from the consolidation guidance of FIN 46(R), Consolidation of Variable Interest Entities. The statement also amends and clarifies certain transfers of financial assets that should not qualify as sales under SFAS No. 140. The disclosures required by Statement 166 are similar to those included in FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets (FSP FAS 140-4/FIN 46(R)), which is superseded by SFAS No. 166. SFAS No. 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. That is, SFAS No. 166 is effective January 1, 2010 for calendar-year reporting entities. Earlier application is prohibited. Management will evaluate the impact of the statement to the Company’s consolidated financial statements if it applies.
In June 2009, the SFAS No. 167, Amendments to FIN 46(R) (Statement 167), which (1) addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept from SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and (2) responds to concerns about the application of certain key provisions of FIN 46(R), Consolidation of Variable Interest Entities (FIN 46(R)), including concerns over the transparency of enterprises’ involvement with variable interest entities (VIEs). SFAS No. 167 is effective as of the beginning of an enterprise’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. That is, Statement 167 is effective for calendar year-end companies beginning on January 1, 2010. The amendments to FIN 46(R) are applicable to all enterprises and to all entities with which those enterprises are involved, regardless of when that involvement arose. Therefore, upon adoption of SFAS No. 167, all enterprises must reconsider their consolidation conclusions for all entities with which they are involved. Management will evaluate the impact of the statement to the Company’s consolidated financial statements when it applies.
4 Depreciation and amortization, sales commissions, and shipping and handling expenses
Depreciation and amortization of property, plant and equipment are included in the following captions:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Cost of goods sold	94,215	163,909	193,062	28,249
Selling, general and administrative expenses	48,645	59,395	73,559	10,763

	142,860	223,304	266,621	39,012

Sales commissions to sales agents are included in the following caption:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expenses	32,172	58,719	59,129	8,652

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Selling, general and administrative expenses	116,570	154,807	156,100	22,841

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
On December 2, 2004, these advances were converted into formal loans and written agreements and were executed between Yuchai and YMCL through an authorized financial institution in the PRC. Under the terms of the loan agreements, the loans were payable in their entirety on December 2, 2005 and interest, at the rate of 5.58% per annum, was payable on a monthly basis. Further, the loans were secured by guarantees given by the Chinese Shareholders. Interest income of Rmb10,512, Rmb11,548 and Rmb4,224 (US$618) was received and recognized in 2006, 2007 and 2008, respectively.

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

As of December 31, 2007 and 2008, the transfer of the 100% equity interest in Yulin Hotel Company was subject to approval from the provincial government regulatory agency in charge of state-owned assets administration in China. Yuchai’s Board of Directors and shareholders had approved an extension of time for obtaining of approval from November 30, 2008 to June 30, 2009 failing which, Yuchai would have had the right to sell to the State Holding Company, who would have been obligated to buy, 100% of the equity in Yulin Hotel Company at the original purchase price of Rmb245.6 million. This condition is contained in a guarantee letter provided by the original shareholders of Yulin Hotel Company. However, management of the Company was uncertain whether State Holding Company had the financial ability to purchase Yulin Hotel Company for the full contractual amount of Rmb245.6 million. Consequently, no recovery of the previously recorded impairment loss on the loans due from YMCL has been recognized in the Company’s consolidated financial statements as of December 31, 2008 and the provision against the loan was reclassified as a deferred gain in the balance sheet. Such recovery will only be recognized in the Company’s consolidated financial statements in the period when a) approval is obtained from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company, or b) the Company is able to resolve the uncertainty about the recovery through other means. On January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company. The gain will be recognized in the Statement of Income in 2009 upon receipt of approval from the provincial government.
An analysis of the allowance for doubtful loans for 2006, 2007 and 2008 is as follows:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	202,950	202,950	202,950	29,696
Less: Reclassified to deferred gain	—	—	(202,950)	(29,696)

Balance at end of year	202,950	202,950	—	—

6 Interest cost
The Group capitalizes interest charges as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2006, 2007 and 2008:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Interest cost capitalized	18,057	12,367	11,500	1,683
Interest cost charged to consolidated statements of operations	117,491	125,244	146,973	21,505

Total interest cost incurred	135,548	137,611	158,473	23,188

7 Other income, net
Other income, net consists of:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Interest income	47,124	54,205	37,784	5,529
Foreign exchange (loss)/gain, net	(41,940)	(37,172)	10,412	1,523
Dividend income from other investments	—	4,897	—	—
Rental income	1,766	1,499	188	27
Loss on dilution of equity interests in affiliates	(1,188)	(2,591)	—	—
Gain on redemption of other investments (Note 17(b)(ii))	28,457	17,478	19,198	2,809
Net gain/(loss) on changes in fair value of embedded derivatives (Note 17(b))	(3,617)	6,139	(5,366)	(785)
Others, net	8,254	9,099	(18,955)	(2,774)

	38,856	53,554	43,261	6,329

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
PRC income tax
As Yuchai is a sino-foreign enterprise in the Western Region of the PRC that is engaged in an encouraged industry, its PRC statutory income tax rate is 15% in 2006, 2007 and 2008 under the relevant PRC income tax laws.
The PRC income tax rates of Yuchai’s subsidiaries under the relevant PRC income tax laws are 15% to 33% in 2006 and 2007, 15% to 25% in 2008.
Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2008 of Yuchai was 15%. Since January 1, 2002, Yuchai was subject to tax at a rate of 15% so long as it continued to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law.
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
The CIT law also provides for a tax of 10% to be withheld from dividends expected to be paid from earnings made in the PRC to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax will be imposed on dividends expected to be paid to CYI, a non-PRC resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize withholding taxes payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. The Company recognise withholding tax expense and a corresponding deferred tax liability of Rmb 15,282 in 2008.
Earnings before income taxes and minority interests comprise the following:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
PRC	292,359	845,239	495,408	72,489
Non-PRC	(88,964)	(61,325)	(31,786)	(4,652)

Total	203,395	783,914	463,622	67,837

Income tax expense in the consolidated statements of operations consists of:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
PRC
Current tax expense	50,462	33,881	92,622	13,552
Deferred tax expense/(benefit)	(19,996)	34,637	17,909	2,621

	30,466	68,518	110,531	16,173

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2008 for the following reasons:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Computed tax expense	30,509	117,587	69,543	10,175
Adjustments resulting from:
— Non-deductible expenses related to errors correction	7,795	—	—	—
— Non-deductible expenses	4,053	8,411	17,861	2,614
— Effect of change in tax law on allowance for doubtful loans to a related party (see Note (ii))	—	27,650	—	—
— Tax credits on purchase of property, plant and equipment	(6,895)	(70,877)	—	—
— Tax credits on purchase of property, plant and equipment forfeited	—	8,861	—	—
— Tax credits for R& D expense (see Note (i))	(10,386)	(11,877)	(10,169)	(1,488)
— Change in valuation allowance	(6,492)	(34,699)	739	108
— Tax rate differential	11,882	18,314	2,048	300
— Underprovision in respect of prior years	—	—	4,683	685
— Withholding tax expense	—	—	15,282	2,236
— Other	—	5,148	10,544	1,543

Actual tax expense	30,466	68,518	110,531	16,173

Notes:

(i)	In 2006 and 2007, amounts mainly represent tax credits relating to the purchase of domestic equipment for approved research and development costs. For 2008, amounts represent tax credits relating to 50% super deduction for approved research and development costs.

(ii)	Amount pertains to the elimination of the deferred tax asset previously recognized on a loan loss provision to a related party (see Note 5), which is no longer considered to be deductible temporary difference due to a change in the CIT law in 2007.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2007 and 2008 are presented below:

	December 31,
	2007	2008	2008
	Rmb	Rmb	US$
Trade accounts receivable	31,836	23,953	3,505
Inventories	19,124	30,203	4,419
Property, plant and equipment	31,407	8,483	1,241
Accrued expenses and other liabilities	68,381	83,689	12,245
Tax losses carried forward	1,152	3,685	539

Total gross deferred tax assets	151,900	150,013	21,949

Less: Valuation allowance (see Note (i))	4,040	4,780	699

Net deferred tax assets	147,860	145,233	21,250

Note: (i) An analysis of the valuation allowance for 2007 and 2008 is as follows:

	December 31
	2007	2008	2008
	Rmb	Rmb	US$
Balance at beginning of year	38,739	4,040	591
Less:
Reduction in valuation allowance for forfeited unused tax credits	(8,861)	—	—
Realization of deferred tax assets in the current year	(25,838)	—	—
Allowance made during the year	—	740	108

Balance at end of year	4,040	4,780	699

The following table represents the classification of the Group’s net deferred tax assets:

	December 31
	2007	2008	2008
	Rmb	Rmb	US$
Net deferred tax assets comprise:
Current portion	114,361	125,788	18,405
Non-current portion	33,499	19,445	2,845

	147,860	145,233	21,250

	December 31
	2007	2008	2008
	Rmb	Rmb	US$
Current deferred tax liability	—	15,282	2,236

Under the new CIT law, Yuchai is entitled to claim 50% super-deduction for approved research and development costs and the tax benefits of such claims amount to Rmb 10,169 (US$1,488).
As at December 31, 2008, one of the subsidiaries of the Company had tax loss carry forwards for PRC income tax purposes of Rmb1,362 (US$199), which are available to offset future taxable income, if any, and will expire if unused by 2010. This subsidiary has been loss making since its commencement of operations in 2004 and management deems it more likely than not that the deferred tax assets relating to the tax loss carry forwards as well as other deductible temporary differences of this subsidiary will not be realized. A total valuation allowance of Rmb4,780 (US$699) has been provided for all of its deferred tax assets as at December 31, 2008. Management believes that it is more likely than not that the results of future operations in the next four years will generate sufficient taxable income to allow the realization of the tax benefit of the deferred tax assets at December 31, 2008.
During the year ended December 31, 2008, in accordance with the provisions of FIN 48, the Company and its subsidiaries did not have any material unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized.
In the event of under-reporting of taxable income as a result of filing method, that is based on management accounts instead of the audited financial statements, the tax bureau can claw back the underpaid taxes within three years and impose late payment surcharges. If the accumulative underpaid tax would be more than Rmb100, the claw back period could be extended to five years.
The PRC tax authorities had completed an examination of Yuchai’s PRC income tax returns through 2008. The tax bureau did not make any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed.

9 Trade accounts and bills receivable, net
Trade accounts and bills receivable, net comprise:

	December 31,
	2007	2008	2008
	Rmb	Rmb	US$
Trade accounts receivable	732,682	492,876	72,118
Less: Allowance for doubtful accounts	(64,893)	(96,034)	(14,052)

	667,789	396,842	58,066
Bills receivable	2,439,996	2,140,839	313,249

	3,107,785	2,537,681	371,315

An analysis of the allowance for doubtful accounts for 2006, 2007 and 2008 is as follows:

	December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	69,047	90,365	64,893	9,495
Add:
Charge (credit) to consolidated statements of income	21,582	(11,008)	33,487	4,900
Less:
Written off	(264)	(14,464)	(2,346)	(343)

Balance at end of year	90,365	64,893	96,034	14,052

At December 31, 2007 and 2008, gross trade accounts receivable due from a major customer, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”) were Rmb117,728 and Rmb119,513 (US$17,487), respectively. See Note 31(a) for further discussion of customer concentration risk.
As of December 31, 2007 and 2008, no trade accounts receivable was pledged as security under secured loan arrangements (see Note 18(a)).
10 Amounts due from/(to) related parties

	December 31,
	2007	2008	2008
	Rmb	Rmb	US$
Amounts due from:
SHC & subsidiaries	88,207	48,163	7,047
YMCL & subsidiaries	10,992	52	8
Automobile Accessories Company	16,467	81,276	11,892
Others	27,986	9,776	1,431

Due within one year	143,652	139,267	20,378

An analysis of the allowance for doubtful accounts due from related parties for 2006, 2007 and 2008 is as follows:

	December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US $
Balance at beginning of year	—	33,170	29,307	4,288
Add:
Charge to consolidated statements of income in current year	33,170	—	—	—
Less:
Written off	—	(3,863)	(4,699)	(688)

Balance at end of year	33,170	29,307	24,608	3,600

	December 31,
	2007	2008	2008

	Rmb	Rmb	US$
Amounts due to:
SHC & subsidiaries	183,595	140,980	20,628
YMCL & subsidiaries	191,184	20,070	2,937
Others	5,742	43,860	6,418

Due within one year	380,521	204,910	29,983

Related parties include HLA affiliates, TCL, HLGE, YMCL (excluding YMCL loans disclosed in Note 5), State Holding Company (“SHC”) and their subsidiaries and affiliates. At December 31, 2008, the amounts due from/to related parties are unsecured, interest free and arose principally from transactions as disclosed in Note 26. All amounts due from/to related parties are payable on demand.
In June 2006, YMCL and State Holding Company entered into an agreement with Yuchai to enable Yuchai and its subsidiaries to settle the amounts due from/to YMCL, State Holding Company and their subsidiaries on a net basis, i.e. the balance due from/to YMCL, State Holding Company, their subsidiaries and affiliates as of December 31, 2006 and 2007 were offset for settlement purposes only.
11 Loans to customers, net
Loans to customers, net refers to the designated loans lent by YEGCL through financial institutions to customers. The terms of the loan agreements were designated by the Group. The financial institutions assist the Group to release the principal to the borrowers and collect the repayment on behalf of the Group without bearing the risk of default by customers, if any. The loans carried interest rates ranging from 7.24% to 7.25% per annum and are repayable in installments within one year. The loans are secured and guaranteed by independent third parties.
12 Inventories
Inventories are comprised of:

	December 31
	2007	2008	2008

	Rmb	Rmb	US$
Raw materials	942,798	1,653,267	241,907
Work in progress	17,647	17,072	2,498
Finished goods	686,580	579,691	84,821

	1,647,025	2,250,030	329,226

As at December 31, 2008, YMMC had consigned finished goods inventory balance of Rmb 3,627 (2007: nil) with the customers.

13 Other receivables, net
Other receivables, net comprise:

	December 31,
	2007	2008	2008

	Rmb	Rmb	US$
VAT recoverable	8,063	70,390	10,300
Staff loans	3,406	2,044	299
Staff advances	4,665	(454)	(66)
Amounts due under guarantee contracts, net (see Note 23(d))	10,440	3,173	464
Land deposit	5,000	5,000	732
Interest receivable from affiliates	50,599	61,422	8,987
Other deposits	—	10,000	1,463
Others	14,901	30,124	4,407

	97,074	181,699	26,586

14 Property, plant and equipment, net
Property, plant and equipment, net comprise:

	December 31,
	2007	2008	2008

	Rmb	Rmb	US$
Buildings, including leasehold improvements	1,096,622	1,191,037	174,273
Machinery and equipment	2,426,938	2,525,240	369,495
Office and computer equipment	106,995	103,458	15,138

	3,630,555	3,819,735	558,906
Less: Accumulated depreciation	(1,471,528)	(1,647,755)	(241,101)
Less: Impairment loss	(781)	(22,690)	(3,320)

Property, plant and equipment, net	2,158,246	2,149,290	314,485

Loss on disposal of property, plant and equipment for the years ended December 31, 2006, 2007 and 2008 is included in “Selling, general and administrative expenses” as follows:

	December 31,
	2006	2007	2008	2008

	Rmb	Rmb	Rmb	US$
Loss on disposal of property, plant and equipment	1,598	5,926	4,008	587

15 Construction in progress
Construction in progress consists of capital expenditures and capitalized interest charges relating to the construction of facilities and assembly lines projects as follows:

	December 31,
	2007	2008	2008

	Rmb	Rmb	US$
Diesel engine production line and facilities projects	86,543	91,241	13,350
Factories auxiliary facilities	47,068	55,918	8,182
Second foundry	12,034	78,536	11,491
Others	39,276	48,152	7,046
Less: Impairment loss	—	(20,975)	(3,069)

	184,921	252,872	37,000

16 Lease prepayments
The lease prepayments are summarized as follows:

	December 31,
	2007	2008	2008

	Rmb	Rmb	US$
Gross payments for land use rights	203,127	228,720	33,466
Less: Amounts charged to expense	(35,125)	(43,773)	(6,405)
Less: Impairment loss	—	(26,266)	(3,843)

Lease prepayments	168,002	158,681	23,218

The land on which the Group’s buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land. Lease prepayment represents those amounts paid for land use rights to the PRC government. The prepayments are charged ratably to expense over the term of the land use agreement. In the event that land use rights are sold or transferred, the remaining balance of the prepayment is derecognized and any resulting gain or loss is recorded. Lease prepayments charged to expense were Rmb3,328, Rmb4,702 and Rmb8,647 (US$1,265) for the years ended December 31, 2006, 2007 and 2008, respectively.
17 Investments
(a) Investments as of December 31, 2007 and 2008 are summarized as follows:

	December 31,
	2007	2008	2008

	Rmb	Rmb	US$
Investments in affiliates under the equity method (see Note 17(b))	505,009	392,386	57,414
Other investments in debt and equity securities of affiliates(see Note 17 (e))	615,201	446,430	65,323

	1,120,210	838,816	122,737

(b) Investments in affiliates accounted for using the equity method as of December 31, 2007 and 2008 are as follows:

	December 31,
	2007	2008	2008

	Rmb	Rmb	US$
Listed:
TCL (see Note (i))	387,930	265,811	38,894
HLGE (see Note (ii))	112,648	119,314	17,458
Unlisted:
Others (see Note (iii))	4,431	7,261	1,062

	505,009	392,386	57,414

The retained earnings of the Company included accumulated losses of Rmb17,098 and Rmb53,671 (US$7,853) attributable from affiliates as of December 31, 2007 and 2008, respectively.

Notes:

(i)	The Company acquired 264,000,000 shares and 17,795,664 shares of TCL’s ordinary shares on March 23, 2005 and September 5, 2005, representing 15.0% and 1.0% interests of the enlarged share capital of TCL at a consideration of Singapore dollars (“S$”) 30,880,000 (Rmb152,133) and S$1,400,000 (Rmb6,890) respectively. As a result, the Company held a 16.0% equity interest in TCL as of December 31, 2005.

In February 2006, the Company acquired an additional 3.4% interest in TCL and S$52,933,440 principal amount of convertible bonds of TCL pursuant to a rights issue by TCL for an aggregate cash consideration of S$49.4 million (Rmb243,230). The total purchase consideration has been allocated to the ordinary shares, the bond host instrument and the embedded conversion option based on their respective fair values of S$7 million (Rmb34,626), S$33.3 million (Rmb163,924) and S$9.1 million (Rmb44,680). The Company has separately accounted for the conversion option as an embedded derivative instrument subject to fair value adjustment through earnings. The remaining host instrument of the convertible bonds has been accounted for as an available-for-sale debt security through August 2006, at which time the Company exercised its option and converted the bonds into 529,334,400 ordinary shares of TCL.

Immediately prior to the conversion, the fair value of the bond host instrument had increased by S$3.3 million (Rmb20,942), which was reclassified from “Accumulated other comprehensive income/(loss)” and included as a part of the cost of the additional equity interest in TCL acquired as a result of the conversion. The decrease in fair value of the embedded conversion option of S$1.2 million (Rmb5,662) has been recorded as a charge in the 2006 consolidated statement of operations. The fair value of the embedded conversion option immediately prior to the conversion of S$7.9 million (Rmb39,984) has also been included in the cost of the additional interest in TCL. The conversion resulted in CYI increasing its interest in TCL by a further 17.2%. As of December 31, 2006, the Company’s equity interest in TCL was 36.6%.

During the year ended 2007, the Company did not acquire new shares in TCL. However, as a result of the conversion of convertible bonds into new ordinary shares by TCL’s third party bondholders, the Company’s interest in TCL has been diluted to 34.4%. The loss in dilution was Rmb2,591 (US$379).

During the year ended 2008, the Company did not acquire new shares in TCL. As of December 31, 2008, the Company held 898,990,352 shares (2007: 898,990,352 shares) of TCL’s ordinary shares. As of December 31, 2007 and 2008, the Company’s underlying equity in net assets of TCL exceeded the carrying amount of its investment in TCL by Rmb66,063 and Rmb67,856 (US$9,929), respectively, primarily related to the differences between the fair value and book value of certain assets of TCL at the time of the respective acquisitions.

The fair value, based on the quoted market price, of the TCL shares held by the Company was S$80.9 million (Rmb405,560), S$49.4 million (Rmb 235,047) and S$53.9 million (Rmb255,033) as of December 31, 2007, December 31, 2008 and June 30, 2009 respectively.

The Company did not recognize an impairment charge pertaining to its investment in TCL in 2008 because the reduced fair value is believed to be not other-than-temporary as a result of general market conditions and the equity price increased subsequent to year end.

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

In June 2008, HLGE partially redeemed the New Bonds resulting in a gain of Rmb 19,198 (US$2,809) (see Note 7). The principal amount redeemed was approximately S$25.9 million (US$18.0 million) and resulted in a reduction in the principal amount of the New HLGE Bonds held by the Company from S$112.9 million (US$78.5 million) to S$87.0 million (US$60.5 million). The proceeds from the partial redemption amounted to S$28.5 million (US$19.8 million).

As of December 31, 2008, the Company held 387,614,839 shares (2007: 387,614,839 shares) of HLGE’s ordinary shares. Assuming full conversion of the existing Preference Shares held by the Company which would trigger the full conversion of the existing preference shares held by the other holders, and assuming that none of the other holders of the NCCPS convert their NCCPS, the Company’s equity interest in HLGE would increase from 45.39% to 51.68%.

As of December 31, 2007 and 2008, the Company’s carrying value of its investments in HLGE exceeded its underlying equity in HLGE’s net assets by Rmb139,937 and Rmb140,859 (US$20,611), respectively, primarily related to the differences between the fair value and book value of the certain assets and liabilities of HLGE. These differences will be amortized over the respective periods consistent with the manner in which the underlying assets and liabilities are depreciated or otherwise accreted to HLGE’s earnings, as adjustments to the Company’s share of earnings or loss of HLGE.

The fair value, based on the quoted market price, of the HLGE ordinary shares held by the Company was S$89.2 million (Rmb446,874), S$21.3 million (Rmb101,344) and S$44.6 million (Rmb210,760) as of December 31, 2007, December 31, 2008 and June 30, 2009 respectively.

The Company did not recognize impairment charge pertaining to its investment in HLGE in 2008 because the reduced fair value is believed to be not other-than-temporary as a result of general market conditions and the equity price increased subsequent to year end.

(iii)	Represents the Company’s interests in certain entities in the PRC in which the Company has the ability to exercise significant influence in its financial and operating policy decisions, but do not have the controlling financial interests. The Company’s equity in net income of these PRC entities amounts to Rmb1,761 (US$258).

(c) Summarized consolidated financial information of TCL as of December 31, 2007 and 2008, and the years ended December 31, 2006, 2007 and 2008 is as follows:

	December 31,	December 31,	December 31,
	2007	2008	2008

	Rmb	Rmb	US$
Financial position
Current assets	941,398	847,905	124,066
Property, plant and equipment, net	96,405	51,040	7,468
Other assets	407,627	157,749	23,082

Total assets	1,445,430	1,056,694	154,616

Current liabilities	102,736	87,296	12,773
Long term debt	1,549	—	—

Total liabilities	104,285	87,296	12,773
Minority interests	22,165	18,561	2,716

Stockholders’ equity	1,318,980	950,837	139,127

Total liabilities, minority interests and stockholders’ equity	1,445,430	1,056,694	154,616

	Year ended	Year ended	Year ended	Year ended
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2008
	Rmb	Rmb	Rmb	US$
Statement of operations
Revenue	1,225,028	1,451,188	1,898,730	277,824
Gross profit	62,796	88,446	65,558	9,592
Operating profit/(loss)	(97,426)	25,915	(102,480)	(14,995)
Income tax credit/(expense)	(9,089)	(9,011)	4,645	680

Income/(loss) before minority interest	(88,337)	16,904	(97,835)	(14,315)
Minority interests in income of consolidated subsidiaries	4,997	(2,367)	1,980	290

Net income/(loss)	(83,340)	14,537	(95,855)	(14,025)

The Company’s equity in income/(loss) of TCL, net of tax	(23,923)	5,925	(31,788)	(4,651)

(d) Summarized consolidated financial information of HLGE as of December 31, 2006, 2007 and 2008, and for the years ended December 31, 2007 and 2008 is as follows:

	December 31,	December 31,	December 31,
	2007	2008	2008
	Rmb	Rmb	US$
Financial position
Current assets	356,135	210,322	30,774
Property, plant and equipment, net	86,331	85,683	12,537
Other assets	303,193	296,401	43,370

Total assets	745,659	592,406	86,681

Current liabilities	51,850	518,690	75,895
Non-current liabilities	753,930	121,182	17,731

Total liabilities	805,780	639,872	93,626

Stockholders’ deficit	(60,121)	(47,466)	(6,945)

Total liabilities and stockholders’ deficit	745,659	592,406	86,681

	Period from February 3,
	2006 to	Year ended	Year ended	Year ended
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2008
	Rmb	Rmb	Rmb	US$
Statement of operations
Revenue	37,110	30,065	20,766	3,038
Gross profit	19,133	18,009	11,091	1,623
Operating profit/(loss)	(2,556)	22,502	(20,020)	(2,929)
Income tax credit/(expense)	(265)	(2,376)	5	1

Income before minority interest	(2,821)	20,126	(20,015)	(2,928)
Equity in income/(loss) of affiliates, net of tax	(18,853)	8,751	14,648	2,143

Net income	(21,674)	28,877	(5,367)	(785)

Income from discontinued operations	44,213	—	—	—
The Company’s equity in income/(loss) of HLGE, net of tax	1,395	8,321	(6,546)	(958)

(e) Other investments as of December 31, 2007 and 2008 not described above are summarized as follows:
Following is a description of the valuation methodologies we used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Securities
     The Company classify our securities within Level 3 of the valuation hierarchy where there is limited activity or less observable inputs to the valuation. Inputs to the Level 3 security fair value measurements consider various assumptions, including time value, credit spread, risk-free rate, current market prices for underlying financial instruments as well as other relevant economic measures. Securities classified within Level 3 include corporate debt securities.
     The following table summarizes the financial instruments measured at fair value on a recurring basis:

	Fair Value Measurements on a Recurring Basis at December 31, 2008
	Level 1	Level 2	Level 3	Level 3
	Rmb	Rmb	Rmb	US$

Unsecured bonds of HLGE	—	—	398,916	58,371
RCPS A of HLGE	—	—	17,216	2,519
     The tables below summarize the activity in our balance sheet accounts for financial instruments classified within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components which are validated to external sources.

	Level 3 Financial Assets
	December 31, 2008
	Unsecured	RCPS A of	Unsecured bonds of	RCPS A of
	bonds of HLGE	HLGE	HLGE	HLGE
	Rmb	Rmb	US$	US$

Balance at January 1	558,852	20,119	81,772	2,944
Total realized/unrealized gains/(losses)
Included in earnings	9,865	(6,372)	1,443	(933)
Included in other comprehensive income	(40,235)	3,469	(5,887)	508
Redemptions	(129,566)	—	(18,597)	—

Balance at December 31	398,916	17,216	58,371	2,519

     The following table summarizes the financial instruments measured at fair value on a nonrecurring basis in periods subsequent to initial recognition:

	Fair Value Measurements using
	Level 1	Level 2	Level 3	Level 3
	Rmb	Rmb	Rmb	US$

RCPS B of HLGE	—	—	24,243	3,547
     The Company review the carrying value of our equity and cost method investments when events and circumstances warrant. This review requires the comparison of the fair value of our investments to their respective carrying values. The fair value of our investments is determined based on valuation techniques using the best information that is available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded whenever a decline in fair value below the carrying value is determined to be other-than-temporary.

	2007	2008	2008
	Rmb	Rmb	US$
Available for sale securities, at fair value:

Unsecured bonds	558,852	398,916	58,371
RCPS A	12,736	16,678	2,440
Embedded derivatives
RCPS A — Embedded equity derivatives	7,383	538	79
Investment securities, at cost:
Unquoted equity
Securities (see Note 3(r))	6,255	6,055	886
RCPS B	29,975	24,243	3,547

	615,201	446,430	65,323

The maximum loss that would be incurred arising from all financial instruments in the event that HLGE failed to perform according to terms of the contracts, would be represented by their fair values of Rmb440,375 (US$64,436) (2007: Rmb608,946).
Initial fair value, gross unrealized holding gain, and period-end fair value of available-for-sale securities as of December 31, 2008, were as follows:

		Gross unrealized	Carrying value	Carrying value
	Initial fair value	holding gains	(Fair value)	(Fair value)
	Rmb	Rmb	Rmb	US$
Unsecured bonds of HLGE	355,830	43,086	398,916	58,371
RCPS A of HLGE	8,513	8,165	16,678	2,440

	364,343	51,251	415,594	60,811

The fair values of available-for-sale securities are estimated using the discounted cash flow methodology. Maturities of securities classified as available-for-sale were as follows as of December 31, 2007 and 2008:

	December 31,	December 31,	December 31,
	2007	2008	2008
	Rmb	Rmb	US$
Due after one year through five years	558,852	398,916	58,371
Due after five years through ten years	12,736	16,678	2,440
18 Bank debt
(a) Short-term bank loans
Short-term bank loans are denominated as follows:

	December 31,
	2007	2008	2008
	Rmb	Rmb	US$
Renminbi denominated loans	819,164	833,000	121,885
Singapore dollars denominated loans	—	235,675 (d)	34,484

	819,164	1,068,675	156,369

The weighted average interest rate of short-term bank loans at December 31, 2007 and 2008 was 4.03% and 4.82% per annum, respectively.
As of December 31, 2007, short-term bank loans consist of unsecured loans of Rmb170,000 (US$24,873) and unsecured bonds of Rmb649,164 (US$94,982).
As of December 31, 2008, short-term bank loans consist of secured loans of Rmb133,000 (US$19,461) and unsecured loans of Rmb935,675 (US$136,909) . The unsecured bonds that were outstanding as at December 31, 2007 had matured and were fully repaid in April, 2008.

(b) Long-term bank loans
Long-term bank loans comprise:

		December 31,
	Interest rate at
	December 31, 2008	2007	2008		2008
	(per annum)	Rmb	Rmb		US$
US$ denominated loans (unless otherwise stated):
Due in 2008 (multi-currency)	—	457,787 (a)	—	(c)	—
Due in 2009 (multi-currency)	2.13%	—	77,773	(a)&(e)	11,380
Due in 2010 (multi-currency)	1.38%	225,142	176,756	(f)	25,863
Due in 2010 (RMB denominated loans)	—	85,000	—		—

Total long-term bank loans outstanding		767,929	254,529		37,243
Less: Amounts due within one year included under current liabilities		—	—		—

Amounts due after one year		767,929	254,529		37,243

All long-term bank loans are unsecured. The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

Notes:

(a)	The debt is classified as long term because the Company has entered into a financing agreement that clearly permits the Company to refinance the short-term obligation on a long term basis.

(b)	Unused commitments for total bank facilities was Rmb3,639,724 (US$532,567) as at December 31, 2008. The commitment fee incurred was Rmb138 (US$20).

(c)	US$50.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“Sumitomo”):

On September 7, 2005, in order to fund its business expansion plans, the Company entered into a revolving credit facility agreement with Sumitomo with a committed aggregate value of US$50.0 million for a three years duration. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120,000 and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. At all times during the year ended December 31, 2007, the Company was in compliance with these financial covenants. The Company has also undertaken to make available to Sumitomo, within 180 days after the end of its financial year (beginning with financial year 2005), copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2006 and 2007 audited consolidated accounts has been received from Sumitomo granting an extension of time until July 18, 2008 and September 30, 2008 respectively. On September 6, 2008, this credit facility with Sumitomo expired and the bridging loan as stated in note (d) below was used to partially refinance this facility which was fully repaid.

(d)	DBS S$50.0 million bridging loan:

On August 28, 2008, the Company entered into a bridging loan agreement of up to S$50 million for a 12 months duration, with DBS Bank Ltd., (“DBS”) of Singapore, to partially re-finance the US$50m revolving credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch which expired on 6 September 2008. The new facility will also be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. The Company has also undertaken to make available to DBS, within 180 days after the end of its financial year, copies of its audited consolidated accounts as at the end of each financial year. A waiver from compliance with this undertaking in relation to the production of 2008 audited consolidated accounts has been received from the bank granting an extension of time until August 31, 2009.

(e)	S$21.5 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”):

On March 20, 2008, the Company entered into a new facility agreement with BOTM to re-finance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$21.5 million with a one year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, this credit facility expired and the new facility with same bank as stated in note 33(a) was used to refinance this facility which was fully repaid. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year, copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2008 audited consolidated accounts has been received from the bank granting an extension of time until August 31, 2009.

(f)	US$40.0 million credit facility with Sumitomo:

On March 30, 2007, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$40.0 million to refinance the S$60.0 million facility with Oversea – Chinese Banking Corporation Limited (“OCBC”) that was due to mature on July 26, 2007. The facility is available for three years from the date of the facility agreement and will be utilized by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2008 audited consolidated accounts has been received from the bank granting an extension of time until August 31, 2009.
19 Accrued expenses and other liabilities
Accrued expenses and other liabilities comprise:

	December 31,
	2007	2008	2008
	Rmb	Rmb	US$
Deposits from customers	32,951	58,161	8,510
Staff welfare payable (see Note (i))	15,041	—	—
Accrued product warranty (see Note 20)	194,898	188,599	27,596
Wages payable	153,270	157,645	23,067
Management bonus payable (see Note (ii))	94,312	51,658	7,559
Payable for construction in progress	67,707	53,947	7,894
Accrued research and development expenses	8,559	7,707	1,128
Accrued advertising expense	13,096	9,447	1,383
Accrued legal fee and other professional fees	14,298	9,035	1,322
Accrued expenses for litigation (see Notes 23(c))	7,102	7,247	1,060
Individual income tax withholding	10,124	6,481	948
VAT payable	13,816	4,847	709
Guarantee deposit	10,000	2,596	380
Accrued sales discount	94,055	142,800	20,894
Accrued interest	2,133	1,834	268
Other payables	628	588	86

	December 31,
	2007	2008	2008
	Rmb	Rmb	US$
Accrued retirement benefits	5,747	5,748	841
Other accruals and liabilities	208,938	228,744	33,470

	946,675	937,084	137,115

Note

(i):	Staff welfare payable is determined by Yuchai’s Board of Directors. The payable can be applied towards the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories and staff welfare facilities. In 2008, the payable was transferred back to the statutory Public Welfare Fund as the payable is no longer required (see Note 21)

(ii):	Yuchai has a management bonus plan for its executives under which annual incentive bonuses in an aggregate amount of 3.5% to 10% of Yuchai’s after-tax profit will be paid upon Yuchai achieving the required budgeted after-tax profit as approved by Yuchai’s Board of Directors. There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

20 Accrued product warranty
An analysis of the accrued product warranty for 2006, 2007 and 2008 is as follows:

	December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Balance at beginning of year	142,126	163,701	194,898	28,518
Allowance charged to consolidated statements of income	200,892	233,838	215,544	31,538
Less: Amounts utilized	(179,317)	(202,641)	(221,843)	(32,460)

Balance at end of year	163,701	194,898	188,599	27,596

21 Statutory reserves
The Company’s attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2008 is as follows:

	December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Statutory general reserve (see Note (ii))
Balance at January 1	170,280	171,280	174,033	25,465
Transfer from retained earnings	1,000	2,753	2,093	306

Balance at December 31	171,280	174,033	176,126	25,771

Statutory public welfare fund (see Note (iii))
Balance at January 1	70,600	70,600	70,600	10,330
Transfer of unutilized welfare fund back to reserve (see Note (iv))	—	—	15,041	2,201

Balance at December 31	70,600	70,600	85,641	12,531

General surplus reserve
Balance at January 1 and December 31	25,706	25,706	25,706	3,761

Total	267,586	270,339	287,473	42,063

Notes:

(i)	In accordance with the relevant regulations in the PRC, Yuchai and its subsidiaries are required to provide certain statutory reserves which are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. The reserves are not distributable in the form of cash dividends (see Note 29).

(ii)	In accordance with the relevant regulations in the PRC, a 10% appropriation to the statutory general reserve based on the net income reported in the PRC financial statements is required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to stockholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(iii)	Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to stockholders. Since January 1, 2006, in accordance with the amended Company’s policy, the contribution to the fund ceased.

(iv)	In 2008, an amount of Rmb 15,041 was transferred back to the Statutory Public Welfare Fund as the payable was no longer required (see Note 19).

22 Commitments
At December 31, 2008, the Group had the following commitments:

	December 31,
	2008	2008
	Rmb	US$
Authorized and contracted for:
Improvement to existing production facilities	1,524,526	223,070

The Group has several non-cancellable operating leases, primarily for offices and warehouses that expire over the next four years. These leases generally contain renewal options for periods ranging from one year to four years.
Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2008 are:

	Rmb	US$
2009	9,318	1,363
2010	5,137	752
2011	3,283	480
2012 and thereafter	2,945	431

	20,683	3,026

Rental expense for operating leases is included in “Selling, general and administrative expenses” as follows:

	December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Rental expense	10,113	10,780	22,568	3,302

23 Contingencies
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
In 2006, 2007 and 2008, there were no new developments in this case.
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
In return for issuing the guarantee, YEGCL receives a premium fee ranging from 1% to 3% of the loan amount for the years ending December 31, 2006, 2007 and 2008, respectively, which is considered to be the fair value of YEGCL’s guarantee at its inception and is recorded as a liability in accordance with the provisions of FIN 45. The Group received Rmb4,250, Rmb nil and Rmb nil of premium fees in 2006, 2007 and 2008, respectively, which are included in “Accrued expenses and other liabilities” and recognized as revenue on a straight line basis over the terms of the respective guarantee. Guarantee fees recognized as revenue in 2006, 2007 and 2008 amounted to Rmb4,718, Rmb2,176 and Rmb628 (US$92), respectively. As of December 31, 2006, 2007 and 2008, deferred guarantee fee revenue amounted to Rmb2,858, Rmb682 and Rmb54 (US$8), respectively.
Subsequent to initial measurement and recognition of the liability for YEGCL’s obligations under with these loan guarantees, management evaluates YEGCL’s guarantee portfolio and accounts for potential loss contingencies associated with the guarantees based on the estimated losses resulting from known and expected defaults. Each guarantee is secured by a cash deposit from the borrower and a security interest in the automobile purchased by the borrower. As of December 31, 2007 and 2008, YEGCL had gross receivables of Rmb20,162 and Rmb15,382 (US$2,251), respectively, relating to payments made by YEGCL to the banks in conjunction with loans that had been defaulted and to be recovered from the individual borrowers. YEGCL recorded a bad debt allowance in the amount of Rmb9,722 and Rmb12,209 (US$1,787) for other receivables, and Rmb1,119 and Rmb1,409 for potential losses associated with the guarantee at December 31, 2007 and 2008 respectively. The net receivable amount of Rmb10,440 and Rmb3,173 (US$464), is included in “Other receivables, net “ in the accompanying consolidated balance sheets (See Note 13).
As of December 31, 2007 and 2008, the maximum potential amount future undiscounted payments YEGCL could be required to make under the guarantees was Rmb43,701 and Rmb16,643 (US$2,435), respectively. YEGCL held cash deposits of Rmb9,999 and Rmb2,596 as of December 31, 2007 and 2008 and security interests in automobiles with an aggregate initial purchase value of Rmb380,080 and Rmb351,566 as of December 31, 2007 and 2008, respectively. If, in the event of default the cash deposits and the amount of recoveries, if any, from repossession of the automobiles may not entirely mitigate YEGCL’s losses then, YEGCL accumulates the total expected risk against the total expected recoverable amount and provides for any expected shortfall. Accordingly, management recorded an accrual for potential losses associated with the guarantees in the amount of Rmb1,119 and Rmb1,409 (US$206) as of December 31, 2007 and 2008, respectively, included in “Accrued expenses and other liabilities”.

An analysis of reserves for potential losses associated with the guarantees including amounts paid to banks in connection with guarantees issued by YEGCL is as follows:

	December 31
	2007	2008	2008
	Rmb	Rmb	US $
Balance at beginning of year	15,078	10,841	1,587
Charged/(credited) to consolidated statements of operations	(4,237)	2,777	406

Balance at end of year	10,841	13,618	1,993

Balance allocated to:
Allowance for uncollectible other receivables	9,722	12,209	1,787
Potential losses associated with the guarantees	1,119	1,409	206

	10,841	13,618	1,993

(e) Outstanding bills receivables discounted
As of December 31, 2008, outstanding bills receivable discounted with banks for which the Group has retained a recourse obligation totaled Rmb1,214,497 (US$177,706).
(f) Outstanding letters of credit
As of December 31, 2008, the Group issued irrevocable letters of credit totaling Rmb64,904 (US$9,497).
(g) Other outstanding litigation
In addition to the matters disclosed in Note 23(c), the Group is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.
24 Dispute with State Holding Company
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
25 Retirement and other postretirement benefits
As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by the Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2006, 2007 and 2008, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government and Beijing City Government are responsible for the entire obligations of all Yuchai and its subsidiaries’ retirees. Expenses incurred in connection with the plan were Rmb42,254, Rmb48,107 and Rmb106,062 (US$15,519), respectively, for the years ended December 31, 2006, 2007 and 2008.
Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other postretirement benefits beyond the annual contributions described above.
In 2008, certain employees of Yuchai were eligible for early retirement. As part of this plan, Yuchai will compensate these employees with a base salary and the relevant social insurances, until they formally retire according to the statutory retirement age. Yuchai accrued the statutory termination benefits at the time management determined it was probable that benefits would be paid and the amount was reasonably estimated. The liability of Rmb10,800 is measured based on the fair value of the liability as of the respective termination dates, taking into consideration the impact of discounting and interest premiums.
26 Other related party transactions
In addition to the loans to and interest income from YMCL and the purchase of 100% of the share capital of Yulin Hotel Company (as discussed in Notes 5 and 32), the Group has undertaken other significant business transactions with related parties during the three years ended December 31, 2008. The following is a summary of these transactions:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (see Note (i))	20,923	59,521	215,064	31,468
Sales of raw materials to YMCL (see Note (i))	65,729	35,380	—	—
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (see Note (i))	(377,129)	(571,393)	(1,030,887)	(150,840)
Purchase of raw materials and supplies from YMCL (see Note (ii))	(201,802)	—	—	—

Processing fee to a subsidiary of YMCL (see Note (iii))	(13,604)	(2,533)	—	—
Delivery expense charged by a subsidiary of YMCL (see Note (iii))	(90,840)	(115,500)	(161,036)	(23,563)
General and administrative expenses
— charged by State Holding Company (see Note (iv))	(19,821)	(21,447)	(34,934)	(5,112)
— charged by HLA (see Note (v))	(4,061)	(12,471)	(6,414)	(939)
— charged by an affiliate of HLA (see Note (vi))	(9,654)	(546)	(6,652)	(973)
Interest earned from balance due from an affiliate of HLA	110	116	—	—

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Gain on disposal of land use rights to a subsidiary of State Holding Company (See Note (vii))	1,841	1,573	—	—

Note:

(i)	Sale and purchase of raw materials, supplies, scraps and diesel engines to/from State Holding Company, its subsidiaries and affiliates. Certain subsidiaries and affiliates of State Holding Company have acted as suppliers of raw materials and supplies to the Company and certain subsidiaries of State Holding Company have acted as sales agents of the Group. The State Holding Company also purchased scraps from the Group. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

(ii)	Purchase of raw materials, supplies and trucks from YMCL.

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

(iii)	Processing fee and delivery expense charged by YMCL and its subsidiaries The fee is for the packaging and delivery of spare parts charged by YMCL, which were recorded in “Cost of goods sold” and “Selling, general and administrative expenses” respectively. Management considers that these transactions were entered into in the normal course of business and these transactions continued on normal commercial terms. The packaging contract was terminated in April 2006.

(iv)	General and administrative expenses charged by State Holding Company State Holding Company charges Yuchai for certain general and administrative expenses in respect of rental of certain office premises, property management services rendered by State Holding Company. The expenses are charged to Yuchai and its subsidiaries by State Holding Company on an actual incurred basis. Management believes that the expenses charged to Yuchai by State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same amount.

(v)	Management fees, general and administrative expenses charged by HLA.

(vi)	General and administrative expenses charged by affiliates of HLA. The fees mainly relate to office rental, secretarial fees, insurance fees, professional and consultancy fees, and miscellaneous office expenses.

(vii)	Gain on disposal of land use rights to a subsidiary of State Holding Company

The Group has disposed of certain land use rights with net book value of Rmb552 and Rmb552 (US$81) to a subsidiary of the State Holding Company for a consideration of Rmb2,394 and Rmb2,125 (US$311) in the years ended December 31, 2006 and 2007 respectively.

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
27 Segment information
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
The Company’s operating segments are Yuchai, TCL and HLGE for the years ended December 31, 2006, 2007 and 2008. The Yulin Hotel results are reviewed by the Chief Operating Decision Maker as part of the Yuchai segment.
The segment result for Yuchai is based on earnings after income taxes and before minority interests. The segment result for TCL and HLGE is the Company’s equity in the net income or losses of these affiliates. Segment assets for Yuchai are based on total assets of Yuchai. Segment assets for TCL and HLGE are based on the Company’s net investment in the affiliates. Substantially all of the Company’s operations including TCL are in the PRC. Further segment information about TCL and HLGE is included in Note 17(c) and Note 17(d).
Following is the segment information for the years ended December 31, 2006, 2007 and 2008:

	2006			2007			2008
	Yuchai	TCL	HLGE	Yuchai	TCL	HLGE	Yuchai	TCL	HLGE
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Segment revenue from external customers	6,920,528	—	—	9,556,303	—	—	10,384,022	—	—
Interest income	16,329	—	—	3,139	—	—	8,623	—	—
Interest expense	89,119	—	—	99,504	—	—	134,245	—	—
Depreciation and amortization	146,188	—	—	227,960	—	—	275,268	—	—
Impairment loss of property, plant & equipment and goodwill	2,346	—	—	781	—	—	75,605	—	—
Equity in income/(losses) of affiliates, net of tax	79	—	—	(198)	—	—	1,761	—	—
Income tax (expense)/credit	(30,466)	(9,089)	(265)	(68,518)	(9,011)	(2,376)	(95,249)	4,645	5
Segment profit / (loss)	292,359	(23,923)	1,395	845,239	5,925	8,321	511,839	(31,788)	(6,546)
Significant non-cash items:
— Other adjustments to provisions and allowances	98,352	—	—	4,726	—	—	88,467	—	—
Segment assets	6,479,886	385,583	117,360	7,843,056	387,930	112,648	8,525,205	265,811	119,315
Total expenditures for additions to long-lived assets	323,781	—	—	536,660	—	—	361,491	—	—
Reconciliation of segment information to the consolidated financial statements for the years ended December 2006, 2007 and 2008.

	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Total segment profit	269,831	859,485	473,505	69,284
Service fee to an affiliate of HLA (see Note 26)	(9,654)	(546)	(6,652)	(973)
Other corporate general and administrative expenses	(56,782)	(75,025)	(3,231)	(474)

Consolidated earnings/(loss) before income taxes and minority interests	203,395	783,914	463,622	67,837

Total segment assets	6,982,829	8,343,634	8,910,331	1,303,766
Corporate cash and cash equivalents	100,990	81,257	77,764	11,379
Other investments (long-term)(a)	633,837	608,946	440,375	64,436
Assets acquired from Yulin Hotel Company (Note 32)	—	272,397	—	—
Other corporate assets(b)	243,701	272,950	284,208	41,585

Consolidated total assets	7,961,357	9,579,184	9,712,678	1,421,166

Note (a):	includes HLGE unsecured bonds (Rmb398,916), RCPS A (Rmb17,216), RCPS B (Rmb24,243) (see Note 17(e)).

Note (b):	includes corporate’s property, plant and equipment, goodwill and other receivables.

Revenues from external customers by product category are summarized as follows:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Revenues, net
4F Light-Duty Diesel Engines	264,335	380,601	583,978	85,448
4108 Light-Duty Diesel Engines	941,657	1,218,838	1,213,907	177,620
4110 Light-Duty Diesel Engines	644,116	1,189,995	1,218,097	178,233
4112 Light-Duty Diesel Engines	372,423	469,015	518,263	75,833
6105 Medium-Duty Diesel Engines	1,705,399	2,132,590	2,202,856	322,324
6108 Medium-Duty Diesel Engines	991,190	1,424,391	1,491,211	218,195
6112 Heavy-Duty Diesel Engines	725,288	643,373	623,459	91,225
6113 Heavy-Duty Diesel Engines	365,717	877,177	1,031,965	150,998
Others	910,403	1,220,323	1,500,286	219,522

	6,920,528	9,556,303	10,384,022	1,519,398

Revenues from customers based on their geographical location for the years ended December 31, 2006, 2007 and 2008 (in Rmb thousands) are as follows:

	2006	2007	2008
	Sales	Sales
	Revenue	Revenue	Sales Revenue
	Rmb	Rmb	Rmb	US $
	(in thousands)	(in thousands)	(in thousands)	(in thousands)
China	6,893,551	9,533,767	10,352,114	1,514,729
Other countries	26,977	22,536	31,908	4,669

	6,920,528	9,556,303	10,384,022	1,519,398

28 Foreign currency exchange
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
29 Distribution of profits
The Company’s sources of cash flow for the purposes of distribution of profits to its shareholders are its share of the dividends, if any, paid by Yuchai, HLGE and TCL to the Company. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to its stockholders it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves as discussed in Note 21. Such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, the dividends may be converted into foreign currency and remitted in accordance with relevant PRC laws, regulations and policies and to the extent permitted by PRC market conditions. Dividends of Yuchai are determined based on distributable profits reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP. No similar provisions were imposed with respect to dividends by TCL and HLGE.
Under the Companies Act of 1981 of Bermuda (as amended), the Company’s contributed surplus is available for distribution to stockholders.
30 Derivative instrument and hedging activities
For the periods presented, the Company and its subsidiaries did not enter into transactions with respect to derivative instruments. The Company and its subsidiaries do not hedge risk exposures or speculate using derivative instruments.
31 Significant concentrations and risks
(a) Customer concentration
Substantially all of the Group’s customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Years ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Liuzhou Dongfeng Automobile (see Note (i))	453,090	658,585	574,236	84,023
Hubei Dongfeng Automobile (see Note (ii))	238,400	333,612	233,151	34,115

Notes:

(i):	Sales to Liuzhou Dongfeng Automobile for the year ended December 31, 2006, 2007 and 2008 was approximately 6.5%, 6.9% and 5.5% of total sales.

(ii):	Sales to Hubei Dongfeng Automobile for the year ended December 31, 2006, 2007 and 2008 was approximately 3.4%, 3.5% and 2.2% of total sales.

Both customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2007 and 2008, approximately 16.1% and 30.1% of gross trade accounts receivable, respectively, were due from these customers. Management considers its relationships with these major customers to be good; however, the loss of one or more of the Group’s major customers would have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.
(b) Product concentration
See note 27 “Revenues from external customers by product category”.
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

(f) Transactions involving Yuchai’s Chinese shareholders
Although the Company has proper legal ownership over and a controlling financial interest of 76.41% interest in Yuchai, the Company has from time to time encountered difficulties in obtaining the cooperation of the State Holding Company and Coomber. As part of the terms of the Reorganization Agreement as described in Note 23, Yuchai and State Holding Company acknowledged and reaffirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s board of directors. However, no assurance can be given that disagreements or difficulties with Yuchai’s management of State Holding Company and Coomber will not recur. In addition, as described in Note 5, Yuchai has entered into transactions that involved the Chinese Shareholders that have resulted in losses. No assurance can be given that future transactions involving the State Holding Company, Coomber and their related parties will be conducted on an arm-length basis or otherwise be beneficial to the Company. Consequently, such disagreements, or difficulties and transactions involving State Holding Company, Coomber and their related parties could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.
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
(g) Cash and cash equivalents
Cash and cash equivalents denominated in various currencies are held in bank accounts in the following countries:

	December 31
	2007	2007	2008	2008
	Rmb	Rmb	Rmb	Rmb
	PRC	Singapore	PRC	Singapore
Rmb	439,689	—	615,672	—
USD	—	79,872	—	76,987
SGD	—	1,384	—	777

	439,689	81,256	615,672	77,764

32 Acquisitions
Acquisition of Yulin Hotel Company
As previously described in Note 5 to these consolidated financial statements, on December 25, 2007, Yuchai, pursuant to the execution of a share transfer contract with YMCL, Coomber and State Holding Company, acquired all the outstanding share capital of Yulin Hotel Company for Rmb245.6 million. On January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state owned assets administration in China for its acquisition of 100% equity in Yulin Hotel Company. Prior to this approval, management of the Company has concluded that Yuchai is the legal owner of the shares in Yulin Hotel Company and hence Yuchai also bears the risks and rewards of the ownership in the corresponding operations of Yulin Hotel Company as of December 25, 2007. Consequently, the acquisition has been accounted for under the purchase method as of December 25, 2007. The results of operations and cash flows of Yulin Hotel Company were immaterial during the period December 25, 2007 to December 31, 2007, and therefore are not included in the Company’s consolidated statements of income or cash flows. The Yulin Hotel Company, whose results were consolidated beginning in 2008, was included in Yuchai’s operating segment in 2008.
Assets acquired and liabilities assumed have been recorded in the consolidated balance sheet at their estimated fair values as of December 25, 2007, and the Company recognized goodwill of Rmb 5,675 at acquisition. The principal assets of Yulin Hotel Company were the Yulin Hotel and YMCL’s central office building in Guilin. The Company has finalized through internal studies and third-party valuations, the fair values of the property and equipment. Consequently, the final purchase price allocation is set forth below.

Fair values
Rmb’000
Current assets	7,809
Property and equipment	210,502
Construction in progress	130
Lease prepayments	48,281
Goodwill	5,675

Total assets acquired	272,397

Amounts due to related parties	19,782
Other current liabilities	7,015
Total liabilities assumed	26,797

Net assets acquired	245,600

During 2008, as disclosed in Notes 3(n), 3(q) and 5, the Company recorded an impairment charge of Rmb 46.0 million (US$6.7 million) relating to the Yulin Hotel and Guilin Office buildings. In addition, the goodwill of Rmb5.7 million (US$0.8 million) arising from the acquisition of the Yulin Hotel Company was fully impaired during the year.
Acquisition of Guangxi Yuchai Anda Gearbox Company Limited (“Anda”)
Anda was established by Yuchai Group Company and Guangzhou Anda Crankshaft Company Limited (“Anda”) on July 2005 as a limited liability company in Yulin with a registered capital of Rmb20 million. It was mainly engaged in the manufacturing and sales of automobile accessories. Upon establishment, Yuchai Group Company and Anda held 25% and 75% interests in Anda, respectively. In current year, to expand the business, YMMC entered into an agreement with Anda to acquire 75% interests in Anda at a consideration of Rmb12 million (US$1.8 million). The consideration was paid to Anda in June 2008. On May 6, 2008, YMMC appointed the executive director and general manager to take over the operations of Anda. Anda has been included in the Yuchai’s operating segment in 2008.
Consequently, the net assets of Anda acquired as at May 6, 2008 were Rmb32.5 million (US$4.8 million). A negative goodwill amounting to Rmb12.4 million (US$1.8 million) arose as a result of the difference between the net assets acquired and the cost of acquisition. The negative goodwill was allocated as a pro rata reduction to the qualifying assets acquired.

33 Subsequent events
(a) Multi-currency Revolving Credit Facility
On March 19, 2009, the Company entered into a new facility agreement with BOTM to re-finance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$16.5 million with a one year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.
(b) HLGE S$93 million Loan Agreement
On February 18, 2009, we announced the entry into of a loan agreement by our wholly owned subsidiary, Venture Lewis with HLGE to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and due to mature on July 3, 2009. Under the terms of the loan agreement, on the maturity date of the bonds, HLGE will redeem fully the bonds held by all minority bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement on an annual basis. An option for HLGE to undertake a partial redemption of the bonds on a pro-rata basis prior to the maturity date was included in the loan agreement. On February 19, 2009, HLGE announced an early partial redemption on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding bonds.
(c) Partial Redemption of New Bonds by HLGE
On March 23, 2009, HLGE partially redeemed the New Bonds. The principal amount redeemed was approximately S$9.0 million (US$5.9 million) and resulted in a reduction in the principal amount of the New HLGE Bonds held by the Company from S$87.0 million (US$57.6 million) to S$78.0 million (US$51.6 million). The proceeds from the partial redemption amounted to S$10.5 million (US$7.0 million).
(d) Full Redemption of New Bonds by HLGE
On July 3, 2009, HLGE fully redeemed all the outstanding New Bonds. The principal amount redeemed was approximately S$78.0 million (US$53.6 million) and resulted in a reduction in the principal amount of the New HLGE Bonds held by the Company from S$78.0 million (US$53.6 million) to nil. As mentioned in Note 33 (b), HLGE would pay to Venture Lewis a portion of the principal and gross redemption yield which amounted to S$0.2 million (US$0.1 million), and the remaining amount due to Venture Lewis would be refinanced through the S$93.0 million unsecured loan arrangement.
(e) Provincial Government Approval for Acquisition of Yulin Hotel Company
On January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state owned assets administration in China for its acquisition of 100% equity inYulin Hotel Company.
34 Comparative figures
Certain comparative figures have been reclassified to conform with current year’s presentation.