Form 20-F
period 2009-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2010-04-30
CIK 932695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 1-13522

China Yuchai International Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable (Translation of Registrant’s Name Into English)	Bermuda (Jurisdiction of Incorporation or Organization)
16 Raffles Quay #39-01A
Hong Leong Building
Singapore 048581
65-6220-8411
(Address and Telephone Number of Principal Executive Offices)
Hoh Weng Ming
Chief Financial Officer
16 Raffles Quay
#39-01A Hong Leong Building
Singapore 048581
Tel: +65 6220 8411
Fax: +65 6221 1172
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
     As of December 31, 2009, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.
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
Yes ☐          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑	Other ☐
by the International Accounting Standards Board
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐
     If this report is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐          No ☐

CHINA YUCHAI INTERNATIONAL LIMITED

Certain Definitions and Supplemental Information
     All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollars,” “dollars,” “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to Singapore dollars, the legal tender currency of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollars at the rate of Rmb 6.8267 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on March 1, 2010 and (ii) from Singapore dollar to US dollars at the rate of S$1.4059 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 1, 2010. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into US dollars at rates specified herein or any other rate.
     Our consolidated financial statements are reported in Renminbi and prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This is the first time our financial statements included in Form 20-F are prepared in accordance with IFRS. For the years prior to 2009, we prepared our financial statements, in accordance with accounting principals generally accepted in the United States (“US GAAP”), which differs in certain significant respects from and is not comparable with IFRS. Totals presented in this Annual Report may not correctly total due to rounding of numbers. References to a particular fiscal year are to the period ended December 31 of such year.
     As used in this Annual Report, unless the context otherwise requires, the terms “the Company”, “the Group”, “CYI”, “we”, “us”, “our” and “our company” refer to China Yuchai International Limited and its subsidiaries. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited and its subsidiaries and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory, or Yulin Diesel, which was founded in 1951 and became a state-owned enterprise in 1959. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Holdings Company, also sometimes referred to as Guangxi Yuchai Machinery Group Company Limited, or the State Holding Company, which became a shareholder of Yuchai. All references to “HLGE” are to HL Global Enterprises Limited (formerly known as HLG Enterprise Limited); and all references to the “HLGE group” are to HLGE and its subsidiaries. All references to “TCL” are to Thakral Corporation Ltd; and all references to the “TCL group” are to TCL and its subsidiaries.
     As of December 31, 2009, 37,267,673 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year were 37,267,673. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 37,267,673 for 2009. As of March 1, 2010, 37,267,673 shares of our Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding.
     In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards.
Cautionary Statements with Respect to Forward-Looking Statements
     We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2010 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:
•	political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth, inflation and the availability of credit, particularly to the extent such current or future conditions and policies affect the truck and diesel engine industries and markets in China, our diesel engine customers, the demand, sales volume and sales prices for our diesel engines and our levels of accounts receivable;

•	the effects of an uneven economic recovery, concerns over the premature withdrawal of stimulus measures and continuing current volatility in stock markets around the world on our business, operating results and growth rates;

•	the effects of competition in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of existing material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivable;

•	our dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	our ability to successfully manufacture and sell our 4108, 4110, 4112, 4F, 4G, 6105, 6108, 6112, 6L/6M (formerly referred to as 6113) heavy-duty diesel engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of inflation on our financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development — Reorganization Agreement”) (See “Item 4. Information on the Company — History and Development — Cooperation Agreement”);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•	the effects of China’s political, economic and social conditions on our financial condition, results of operations, business or prospects;

•	the effects of uncertainties in the Chinese legal system, which could limit the legal protection available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•	the effects of adverse economic conditions in consumer spending patterns and its impact on the demand for the TCL group’s consumer electronics products;

•	the effects of our disagreement with the other major shareholders of TCL over the running of TCL group’s operations;

•	the ability of TCL to obtain approval from the legal and regulatory authorities in Singapore for the return of surplus capital through a proposed capital reduction and cash distribution exercise as announced by TCL on December 1, 2009. Our proposed placement of 550,000,000 shares of TCL owned by us is conditional upon such approval;

•	the ability of HLGE to repay their debt obligations to us;

•	the effects of changes to the international, regional and economic climate and market conditions in countries where the HLGE group’s hospitality operations are located, as well as related global economic trends that adversely impact the travel and tourism industries;

•	the outbreak of communicable diseases, such as the recent Influenza A (H1N1) virus and the Avian flu, if not contained, and its potential effects on the operations of the HLGE group and its business in the hospitality industry; and

•	the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
     Not Applicable.
ITEM 3. KEY INFORMATION.
Selected Financial Data
     Our consolidated financial statements as of and for the years ended December 31, 2009 and 2008 included in this Annual Report on Form 20-F have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We adopted IFRS effective as of and for the fiscal year ended December 31, 2009 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2008 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial position, financial performance and cash flows is provided in Note 2.1 Basis of preparation in the accompanying audited consolidated financial statements in Item 18.
     In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or U.S. SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended December 31, 2009 in this Annual Report as presented under IFRS. The selected financial information as of and for the years ended December 31, 2009 and 2008 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this Annual Report.
     This is the first time our financial statements included in this Annual Report are prepared in accordance with IFRS. For the years prior to 2009, we prepared our financial statements in accordance with U.S. GAAP, which differs in certain significant respects from and is not comparable with IFRS. For a description of the principal differences between IFRS and US GAAP as they relate to our consolidated financial statements, see Note 2.1 Basis of Preparation to our financial statements.
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
     Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2009, we had a 34.4% interest in the outstanding ordinary shares of TCL and a 45.4% interest in the outstanding ordinary shares of HLGE. As of March 1, 2010, our interest in the outstanding ordinary shares of TCL and

HLGE remained unchanged. On March 24, 2010, our interest in the outstanding ordinary shares of HLGE increased to 46.4% as a result of the conversion of a certain number of Series B redeemable convertible preference shares held by us into HLGE ordinary shares. We previously accounted for HLGE as an affiliate under the equity method of accounting under US GAAP. However, we have accounted for HLGE as a subsidiary in our consolidated financial statements for the year ended December 31, 2009 and also for the comparative numbers for the year ended December 31, 2008 presented under IFRS. On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of 550,000,000 shares available in the Placement have been taken up. The closing of the Placement is conditional upon the completion of the capital reduction and cash distribution exercise and subject to all the shares in the Placement being sold, our total shareholding in TCL will decrease from 34.4% to 13.4%. The investment in TCL was classified as a disposal group held for sale and as a discontinued operation as at December 31, 2009. For further information on the Company’s investments in TCL and HLGE, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan”. The selected consolidated balance sheet data, the selected consolidated statement of operations data and selected consolidated statement of cash flows data set forth below for the years ended December 31, 2008 and 2009 are derived from our audited consolidated financial statements included in this Annual Report and presented under IFRS. Our selected consolidated balance sheet data, selected consolidated statement of operations data and selected consolidated statement of cash flows data for the year ended December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements prepared under US GAAP and not included in this Annual Report.
Amount in conformity with IFRS:

	IFRS
	Year ended December 31,
	2008	2009	2009
	Rmb	Rmb	US$
Selected Consolidated Statement of Income Data:
Revenues, net	10,404,788	13,175,903	1,930,054
Gross profit	2,049,136	2,545,818	372,921
Research and development costs	(184,794)	(297,259)	(43,544)
Provision for uncollectible loans to a related party	—	—	—
Operating income	615,742	854,257	125,135
Other income, Net	19,460	77,555	11,361
Equity in income/(loss), net of affiliates	16,409	(13,046)	(1,911)
Profit before tax from continuing operations	481,742	966,668	141,601
Income taxes	(110,526)	(147,223)	(21,565)
Profit from continuing operations	371,216	819,445	120,036
(Loss) / Profit after tax for the year from discontinued operations	(33,985)	13,022	1,907
Profit for the year	337,231	832,467	121,943
Attributable to equity holders of the Parent	240,036	628,331	92,040
Minority Interest	97,195	204,136	29,903
Basic and diluted earnings/(loss) per common share attributable to ordinary equity holders of the Parent	6.44	16.86	2.47
Profit from continuing operations per share	9.96	21.99	3.22
Profit for the year per share	9.05	22.34	3.27
Weighted average number of shares	37,268	37,268	37,268

	Year ended December 31,
	2008	2009	2009
	Rmb	Rmb	US$ (1)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Working capital(2)	977,190	1,642,392	240,584
Property, plant and equipment, net	2,719,773	3,146,206	460,867
Trade accounts and bills receivable, net	2,538,135	2,506,701	367,191
Short-term bank loans	1,148,732	453,792	66,473
Trade and other payables	3,604,128	6,190,246	906,770

	Year ended December 31,
	2008	2009	2009
	Rmb	Rmb	US$ (1)
	(in thousands)
Total assets	9,967,644	13,305,911	1,949,098
Long-term bank loans	176,756	625,256	91,590
Minority interests	1,169,779	1,360,459	199,285
Equity attributable to equity holders of the Parent	3,445,180	4,049,331	593,161

	Year ended December 31,
	2008	2009	2009
	Rmb	Rmb	US$ (1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	697,180	3,969,358	581,446
Capital expenditures(3)	376,440	780,836	114,380
Amount in conformity with US GAAP:

	US Gaap
	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb
Selected Consolidated Statement of Income Data:
Revenues, net	5,816,740	6,920,528	9,556,303
Gross profit	1,143,383	1,272,121	1,944,718
Research and development costs	(123,793)	(167,653)	(153,146)
Provision for uncollectible loans to a related party	(202,950)	—	—
Operating income	26,020	304,479	841,556
Other income/(expense), Net	25,449	38,856	53,554
Equity in (loss)/income, net of affiliates	(6,032)	(22,449)	14,048
(Loss)/earnings before income taxes and minority interests	(25,090)	203,395	783,914
Income taxes	(10,148)	(30,466)	(68,518)
(Loss)/income before minority interests	(35,238)	172,929	715,396
Minority interests in (income)/losses of consolidated subsidiaries	2,947	(61,645)	(189,927)
Net (loss)/income	(32,291)	111,284	525,469
Basic and diluted (loss)/earnings per common share	(0.89)	2.99	14.10
Weighted average number of shares	36,460	37,268	37,268

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb
	(in thousands)
Selected Consolidated Balance Sheet Data:
Working capital(2)	823,324	457,449	1,028,732
Property, plant and equipment, net	1,440,712	1,795,405	2,158,246
Trade accounts and bills receivable, net	1,178,853	1,480,918	3,107,785
Short-term bank loans	812,835	1,009,134	819,164
Trade accounts payables	1,800,443	2,132,798	2,509,962

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb
	(in thousands)
Total assets	6,679,630	7,961,357	9,579,184
Long-term bank loans	50,000	675,454	767,929
Minority interests	654,687	693,296	849,527
Total Shareholders’ equity	2,566,263	2,728,399	3,294,465

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	234,770	634,146	84,554
Capital expenditures(3)	515,359	323,781	265,258

(1)	The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 6.8267 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 1, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on March 1, 2010 or any other date. The rate quoted by the People’s Bank of China at the close of business on December 31, 2009 was Rmb 6.8282 = US$1.00.

(2)	Current assets less current liabilities.

(3)	Purchase of property, plant and equipment and payment for construction in progress.
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
     Any determination by Yuchai to declare a dividend will be at the discretion of Yuchai’s shareholders and will be dependent upon Yuchai’s financial condition, results of operations and other relevant factors. Yuchai’s Articles of Association provide that dividends shall be paid at least once a year. To the extent Yuchai has foreign currency available, dividends declared by shareholders at a shareholders’ meeting to be paid to holders of Foreign Shares (currently only us) will be payable in foreign currency, and such shareholders will have priority thereto. If the foreign currency available is insufficient to pay such dividends, such dividends may be payable partly in Renminbi and partly in foreign currency. Dividends allocated to holders of Foreign Shares may be remitted in accordance with the relevant Chinese laws and regulations. In the event that the dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with the relevant Chinese laws, regulations and policies.
     The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Dividend paid by Yuchai
	Dividend paid by the Company	to the Company(1)
Financial	to its shareholders in the financial year	for the financial year / in the financial year
Year	(per share)	(in thousands)

2006	US$0.02(2)	Rmb 72,284 (US$9,598)(3)
2007	US$0.10(4)	Rmb 108,313 (US$15,811)(5)
2008	US$0.10(6)	Rmb 72,284 (US$10,564)(7)
2009	US$0.10(8)	Pending Shareholders’ Approval(9)
2010	US$0.25(10)	Not yet declared

(1)	Dividends paid by Yuchai to us, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in US dollars (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for 2006, 2007, 2008 and 2009, the exchange rate used was Rmb 7.5310 = US$1.00, Rmb 6.8357 = US$1.00, Rmb 6,8343 = US$1.00 and Rmb 6.8282 = US$1.00 respectively.

(2)	On December 4, 2006, we declared an interim dividend of US$0.02 per ordinary share to all shareholders in respect of the fiscal year ended December 31, 2006. This dividend was paid to the shareholders on December 28, 2006.

(3)	The dividend declared for 2006 by Yuchai was paid to us on September 17, 2007.

(4)	On September 28, 2007, we declared a second interim dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2006. This dividend was paid to the shareholders on October 24, 2007.

(5)	The dividend declared for 2007 by Yuchai was paid to us on August 22, 2008.

(6)	On August 25, 2008, we declared an interim dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2007. This dividend was paid to the shareholders on September 19, 2008.

(7)	The dividend declared by Yuchai for fiscal year 2008 was paid to us on November 12, 2009.

(8)	On September 24, 2009, we declared a dividend of US$0.10 per ordinary share to all shareholders in respect of the fiscal year ended December 31, 2008. This dividend was paid to the shareholders on October 16, 2009.

(9)	Pending Shareholders’ approval at Yuchai Shareholders meeting, scheduled for May 7, 2010.

(10)	On March 5, 2010, we announced that a cash dividend of US$0.25 per ordinary share for the year ended December 31, 2009 had been declared by our Board of Directors and this dividend was paid on March 30, 2010 to shareholders of record as at March 19, 2010.
Historical Exchange Rate Information
     On December 31, 2009, the PBOC rate was Rmb 6.8282 = US$1.00. On March 1, 2010, the PBOC rate was Rmb 6.8267 = US$1.00.
     On December 31, 2009, the noon buying rate was Rmb 6.8259 = US$1.00. On March 1, 2010, the noon buying rate was Rmb 6.8262 = US$1.00.
     The following tables set forth certain information concerning exchange rates between Renminbi and US dollars based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate(1)
	(Rmb per US$1.00)
Period	High	Low
September 2009	6.8303	6.8247
October 2009	6.8292	6.8248
November 2009	6.8300	6.8255
December 2009	6.8299	6.8244
January 2010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010 (through March 1, 2010 )	6.8263	6.8263

	Noon Buying Rate(1)
	(Rmb per US$1.00)
Period	Period End	Average(2)	High	Low
2005	8.0702	8.1734	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010 (through March 1, 2010 )	6.8265	6.8272	6.8330	6.8254

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of December 31, 2009 was Rmb 6.8282, compared with Rmb 6.8259 for the noon buying rate (average) for the year ended December 31, 2009.

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.
Risk Factors
Risks relating to our shares and share ownership
Our controlling shareholder’s interests may differ from those of our other shareholders.
     Our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 10,248,013, or 27.5%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.0% of the outstanding shares of our Common Stock and has since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 6.5% of the outstanding shares of our Common Stock. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte Ltd. or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our bye-laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

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
     There continues to be volatility in the market price for our Common Stock. The market price could fluctuate substantially in the future in response to a number of factors, including:
•	our interim operating results;

•	the availability of raw materials used in our engine production, particularly steel and cast iron;

•	the public’s reaction to our press releases and announcements and our filings with the Securities and Exchange Commission;

•	changes in financial estimates or recommendations by stock market analysts regarding us, our competitors or other companies that investors may deem comparable;

•	operating and stock price performance of our competitors or other companies that investors may deem comparable;

•	changes in general economic conditions, especially the sustainability of the global recovery;

•	future sales of our Common Stock in the public market, or the perception that such sales could occur; or

•	the announcement by us or our competitors of a significant acquisition.
     As a result of the global financial crisis, global stock markets experienced extreme price and volume fluctuations which had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. According to the World Bank’s report titled Global Economic Prospects 2010, although the global economy has passed the worst of the financial crisis, the recovery remains very fragile with uncertainty over its sustainability due to concerns over the early withdrawal of the various stimulus measures. The weak labor market, high levels of unused capacity and the tightening of credit together with sovereign debt risks especially in Europe and the formation of asset bubbles in Asia may result in market fluctuations which may materially adversely affect our stock price.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.
     A non-United States corporation is considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income ("passive assets"). For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2009. However, there is no guarantee that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our Company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10 Additional Information — Taxation — United States Federal Income Taxation-PFIC Rules”.
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
     As widely reported, financial markets in the United States, Europe and Asia have experienced extreme disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Although recent data suggests that a global recovery has begun, it remains very fragile with uncertainty over the sustainability of the recovery due to concerns over the early withdrawal of stimulus measures implemented to address the global financial crisis, the formation of asset bubbles in certain sectors of the economy arising from excess liquidity, weak labor market, sovereign debt risks especially in Europe and high levels of unused capacity. On February 18, 2010, the Federal Reserve Bank of New York announced that it would raise interest rates for emergency bank loans indicating the U.S. government’s tightening of its loose monetary policy. Weak economic conditions in our target markets, or a reduction in automobile spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and reduced unit sales. Our revenues and gross margins are based on certain levels of consumer and corporate spending.
     The current conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities. If our projections of these expenditures fail to materialize due to reductions in consumer or corporate spending as a result of uncertain conditions in the macroeconomic environment, our revenues and gross margins could be adversely affected. As a result of the current tightening of credit in financial markets, our customers and suppliers may experience serious cash flow problems and as a result, may modify, delay or cancel plans to purchase our products. Any inability of current and/or potential customers to pay us for our products may adversely affect our earnings and cash flow. While the global financial crisis has had an adverse impact on China’s economic growth as reflected in the fall in growth rates from 9% to 6.8% in the third and fourth quarters of 2008 respectively to 6.1% in the first quarter of 2009 according to the National Bureau of Statistics, the trend reversed from the second quarter of 2009 onwards culminating in a growth rate of 8.7% for the whole of 2009 surpassing the Chinese government’s growth rate target of 8%. The World Bank in its report titled Global Economic Prospects 2010 anticipates China’s growth rate in 2010 and 2011 to be 9%, the highest level among the world’s major economies and on March 5, 2010, Premier Wen Jiabao in his address to the Chinese Parliament said that China is targeting 8% economic growth in 2010. On November 10, 2008, the Chinese government announced a 4 trillion yuan stimulus package to maintain economic stability and development through spending on infrastructure projects and in March 2009 at the 11th National People’s Congress, further outlined a package of measures to drive economic growth. In addition, it was announced that a total of Rmb 908 billion of the central government investments in 2009 would be spent on key infrastructure construction, technology innovation, environmental protection and low-income housing. The measures adopted by the Chinese government to ensure continued economic growth have had a positive effect on the economy resulting in concerns over the economy overheating and the implementation of measures to cool the economy. While the recovery in China’s economy can be attributed to the implementation of the proactive fiscal policy and moderately loose monetary policy as well as the stimulus measures adopted by the Chinese government, there is no assurance that such stimulus measures will be continued. The People’s Bank of China had on January 12, 2010 and on February 12, 2010 increased the reserve requirements of state-owned banks by 50 basis points each time in an effort to cool the economy over fears of inflation and the threat of asset bubbles caused by rampant bank lending in 2009. Uncertainty and adverse changes in the economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments. Additionally, our stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a worldwide macroeconomic downturn.
     The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. For example, in 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects and increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines, continued to increase from 2002 to 2004. The sales for commercial vehicles increased by 22.2% in 2007 due to the strong economic growth achieved and continued investment in infrastructure building by the Chinese government. (Source: China Automotive Industry Newsletter for 2007). As at December 31, 2008, the overall sales of commercial vehicles had reduced by approximately 5.25 % compared to 2007. This was due to the effects of the global financial crisis in the third quarter of 2008 and also the implementation of the National III emission standards which resulted in advanced purchase of vehicles in the first half of 2008. (Source: China Automotive Industry Newsletter for 2008) However, the overall sales of commercial vehicles between January and November 2009 was approximately 12 million units, an increase of 42.39% as compared to the same period in 2008 (Source: China Automotive Industry Newsletter for 2009). This was partly due to the Chinese government’s stimulus measures to maintain economic stability which includes up to 50% purchase tax reduction relating to the purchase of cars below 1.6L. We cannot assure you that the Chinese government will not change its policy in the future to de-emphasize the use of diesel engines, and any such change will adversely affect our financial condition, results of operations, business or prospects. For example, the Chinese government has from time to time introduced measures to avoid overheating in certain sectors of the economy, including tighter bank lending policies and increases in bank interest rates. See “— Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position.”
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
     Although we own 76.4% of the outstanding shares of Yuchai, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s Chinese shareholders regarding our investment in Yuchai, we may have to rely on the Chinese legal system for remedies. The Chinese legal system may not be as effective as compared to other more developed countries such as the United States. See “— Risks relating to Mainland China — The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.” We have in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s Chinese shareholders in the daily management and operation of Yuchai. We have, in the past also experienced problems from time to time in obtaining the assistance and cooperation of the State Holding Company in dealing with other various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement, the Reorganization Agreement and the Cooperation Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors. Yuchai’s Articles of Association have been amended and such amended Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009, entitle the Company to elect nine of Yuchai’s 13 directors, thereby reaffirming the Company’s right to effect all major decisions relating to Yuchai. While Yuchai has affirmed the Company’s continued rights as Yuchai’s majority shareholder and authority to direct the management and policies of Yuchai, no assurance can be given that disagreements and difficulties with Yuchai’s management and/or Yuchai’s Chinese shareholders will not recur, including implementation of the Reorganization Agreement and the Cooperation Agreement, corporate governance matters or related party transactions. Such disagreements and difficulties could ultimately have a material adverse impact on our consolidated financial position, results of operations and cash flows.
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
     We restated our consolidated financial statements for the year ended December 31, 2005, and reported material weaknesses in our internal control over financial reporting and concluded that as of December 31, 2005 to 2008, our disclosure controls and procedures were not effective and as of December 31, 2006 to 2008, our internal control over financial reporting was not effective. In addition, in connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this Annual Report, management has identified a material weakness in our internal control over financial reporting and has concluded that as of December 31, 2009, our disclosure controls and procedures and internal control over financial reporting were not effective. Our current independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009. See “Item 15 — Controls and Procedures.”
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
     Our sales are concentrated among the Dongfeng Group which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2009, sales to the Dongfeng Group accounted for 19.0% of our total net revenues, of which sales to our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 5.6% and 3.4%, respectively. Although we consider our relationship with the Dongfeng Group to be good, the loss of one or more of the companies within the

Dongfeng Group as a customer would have a material adverse effect on our financial condition, results of operations, business or prospects.
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
     In the medium-duty diesel engine market, our 6108 medium-duty engine, introduced in 1997, has been competing with the 6110 medium-duty engine offered by our competitors. We cannot assure you, however, that we will be able to maintain or improve our current market share or develop new markets for our medium-duty diesel engines. In 2008, 6108 medium-duty engines sales volumes decreased approximately 4.7% compared to its sales in 2007. In 2009, we had medium-duty engine sales of 162,320 units, representing 34.6% of our sales. With the improved highway road system as a result of the Chinese government’s investment in infrastructure, truck market sales growth is trending towards heavy-duty engines.
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
     In the light-duty diesel engine market, our 4-Series engines (which include 4108, 4110 and 4112 light-duty engines) introduced in 2000 were met with weak consumer demand due to strong competition and a high pricing structure. Yuchai’s first sales of the 4F engines occurred in March 2005. Yuchai expects growth of this new engine to strengthen over the next few years and become a significant contributor to its sales growth. In 2008, the unit sales of 4-series engines fell slightly by 1.8% over 2007 partially due to the global financial crisis in the last quarter of 2008. In 2009, the unit sales of 4-series engines grew by approximately 32.4% over 2008, and this was due to the stimulus measures introduced by the PRC government. We cannot assure you that we will be able to continue to improve our market share for light-duty diesel engines, and we may, in the future, decide to cease production of one or more of the models we are currently producing.

     Our long-term business prospects will depend largely upon our ability to develop and introduce new or improved products at competitive prices. Our competitors in the diesel engine markets may be able to introduce new or improved engine models that are more favorably received by customers. Competition in the end-user markets, mainly the truck market, may also lead to technological improvements and advances that render our current products obsolete at an earlier than expected date, in which case we may have to depreciate or impair our production equipment more rapidly than planned. Failure to introduce or delays in the introduction of new or improved products at competitive prices could have a material adverse effect on our financial condition, results of operations, business or prospects.
Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.
     We have achieved consistent growth in net sales during the fiscal year 2009 with net sales increasing by 26.6% in 2009. We cannot assure you that we can continue to increase our net sales or maintain our present level of net sales. For example, we may not be able to increase our net sales commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued economic growth in China. The global financial crisis had an adverse impact on the economic growth outlook for China in 2008 and in response, the Chinese government, on November 10, 2008 announced a 4 trillion yuan stimulus package with an aim to maintain economic stability and development through spending on infrastructure projects. In March 2009, at the 11th National People’s Congress, the Chinese government further outlined a package of measures to drive economic growth. In addition, the Chinese government also announced that a total of Rmb 908 billion of the central government investments in 2009 would be spent on key infrastructure construction, technology innovation, environmental protection and low-income housing. The stimulus measures adopted by the Chinese government to ensure continued economic growth have had a positive effect on the economy but there is no assurance that such stimulus measures will continue to be implemented due to concerns over the overheating of the economy partly a consequence of the stimulus measures and the moderately loose monetary policy adopted in 2009 to counter the adverse impact of the global financial crisis. This has resulted in the implementation of measures to cool the economy such as the increase in state-owned banks’ reserve requirements in order to counter rising inflation and avoid asset price bubbles. We are unable to predict the sustainability of the global recovery and some countries may return to their pre-crisis growth rates faster than others.
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
     Furthermore, we have acquired in the past, and may acquire in the future, equity interests in engine parts suppliers and logistics and marketing companies. If we are unable to effectively manage or assimilate these acquisitions, our financial condition, results of operations, business or prospects could be adversely affected. See “Item 4. Information on the Company—Production.”
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
     On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province, which have been duly incorporated. The joint venture companies will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. On December 11, 2009, Yuchai entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) to establish a new joint venture company in China to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar diesel engines and components. The new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd. was incorporated on April 7, 2010 in Suzhou, Jiangsu province. On August 11, 2009, Yuchai, pursuant to a Framework Agreement entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd (“CIMC”) and Chery Automobile Co., Ltd. (“Chery”) (collectively referred to as “CIMC-Chery”), and Shenzhen City Jiusi Investment Management Co., Ltd (“Jiusi”) incorporated Y & C Engine Co., Ltd. in Wuhu City, Anhui Province (“the JV Company”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of the JV Company is the production of YC6K diesel engines. — See “Item 4. Information on the Company — New Products” for more information. There can be no assurance that these joint ventures will be successful or profitable.
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
     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollar. From July 20, 2005 to December 31, 2007, Renminbi appreciated about 11.9% against the US dollar, and has appreciated since then. On December 31, 2007, the PBOC rate was Rmb 7.2946 = US$1.00, and on December 31, 2008, the PBOC rate was Rmb 6.8346 = US$1.00. On December 31, 2009, the PBOC rate was Rmb 6.8282=US$1.00. As at March 1, 2010, the PBOC rate was Rmb 6.8267 = US$1.00. Since we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
     Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation which has resulted in a decrease in the rate of inflation. The global economic crisis has resulted in the rate of inflation, according to the National Bureau of Statistics, to slow to 1% in January 2009 and thereafter into negative territory until November and December 2009 where it increased to 0.6% and 1.9% respectively according to the National Bureau of Statistics. In January and February 2010, the inflation rates were 1.5% and 2.7% respectively. The effects of the stimulus measures implemented by the Chinese government have resulted in inflationary pressures and an increase in energy prices generally could cause our costs for raw materials required for the production of products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs on to customers.
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
     The manufacture and sales of Euro 0 and Euro I engines in major urban areas became unlawful after August 31, 2004. After that date, the engines equipped with Euro 0 and Euro I engines are not permitted to be sold and used in major urban areas. The manufacture and sale of Euro II engines has been phased out from June 30, 2008. As of July 2008, China has officially implemented the National III emission standards throughout China. The increasingly stringent emission standards have led to the early implementation of the National IV emission standards in the main cities of Beijing and Shanghai in 2008 and 2009 respectively. This together with the various stimulus measures adopted by the Chinese government is driving commercial vehicle sales. While Yuchai produces diesel engines compliant with National IV emission standards, and has the ability to produce diesel engines compliant with National V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with better fuel efficiency, there can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.
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
     Since the late 1990s, many Asian countries have experienced significant changes in economic conditions, including, for example, substantial depreciation in currency exchange rates, increased interest rates, reduced economic growth rates, corporate bankruptcies, volatility in the market values of shares listed on stock exchanges, decreases in foreign currency turnover and government-imposed austerity measures. To date, China’s economy has generally been affected to a lesser extent than most other major Asian countries. However, we cannot assure you that China’s economy will not suffer more serious difficulties in the future especially during this period of a fragile world recovery following the recent global financial crisis which resulted in a slowdown in China’s economy. Demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that adverse economic developments occur in China, our sales may decrease and our financial condition, results of operations, business or prospects could therefore suffer.
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
     In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. In a matter of weeks, the H1N1 virus had spread internationally but the symptoms in cases outside of Mexico were milder than world health officials had feared with fewer resulting deaths compared to Mexico, the epicentre of the epidemic. Although the virus has spread worldwide causing the World Health Organization (“WHO”) to declare the H1N1 virus outbreak a global pandemic on June 11, 2009, the WHO in January 2010 has said that the pandemic appears to be easing although it warned that a new wave of infections may result in the northern hemisphere in late winter or early spring. The high unpredictability of the future evolution of this new virus and the possibility of a widespread re-occurrence may have a significant impact on global economic activity in the midst of an already depressed global economy. In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was brought under control during 2003, there have been a number of cases reported in China and elsewhere in the Asia region since that outbreak. In addition, an infectious strain of influenza known as the Avian flu has also been reported from time to time in China, Hong Kong and other parts of Asia. Outbreaks of infectious diseases such as these could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.
Risks relating to our investments in HLGE and TCL
     As of December 31, 2009, we had a 45.4% equity interest in HLGE and a 34.4% equity interest in TCL. As of March 1, 2010, our interests in these two companies remained unchanged. On March 24, 2010, our equity interest in HLGE increased to 46.4% as a result of the conversion of a certain number of Series B redeemable convertible preference shares held by us into HLGE ordinary shares. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Set forth below are risks related to our equity interests in these entities.

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
     TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of its core activity going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. Further to its May 2008 announcement, on December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta Limited or Venture Delta, and Grace Star Services Ltd. or Grace Star, voting against the execution of a Memorandum of Understanding (“MOU”) with Payce Consolidated Limited (“Payce”), to enter into transactions in connection with certain properties located in Sydney, Australia. The investment amount by TCL was to be funded through a combination of cash, the issue of new shares in TCL and options to subscribe for TCL shares, and external debt. The MOU was subject to definitive agreements being entered into as well as fulfillment of certain conditions precedent including regulatory and shareholders’ approval, completion of satisfactory due diligence and obtaining of financing on acceptable terms. On April 29, 2009, TCL announced that the MOU would terminate on May 1, 2009 as one of the conditions precedent to be satisfied by Payce in connection with the entry into the transactions with TCL as contemplated by the MOU, had not been and will not be satisfied and its board of directors had decided that it was no longer in the best interests of Payce to complete the transactions contemplated by the MOU. On December 22, 2009, TCL announced that further to its announcement on December 1, 2009 on its proposed capital reduction and cash distribution exercise, its Board of Directors has resolved not to proceed with its efforts to reposition its principal business from consumer electronics to real estate and related infrastructure activities in the pan — Asian region. On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares of TCL owned by us at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of the 550,000,000 shares available in the Placement have been taken up. However, the closing of the Placement is conditional upon the completion of the capital reduction and cash distribution exercise which can only proceed upon the receipt of approvals from TCL’s shareholders and the legal and regulatory authorities in Singapore. Shareholder approval of the capital reduction and cash distribution exercise was obtained by TCL on February 4, 2010. Subject to all the shares in the Placement being sold, our total shareholding in TCL will decrease from 34.4% to 13.4%. We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL. There can be no assurance that we will not suffer any losses arising from our investment in TCL.
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
     Consumer spending patterns for products such as consumer electronics are affected by, among other things, prevailing economic conditions, currency fluctuations, wage rates, inflation, consumer confidence and consumer perception of economic conditions. According to the World Bank’s report titled Global Economic Prospects 2010, although the global economy has passed the worst of the financial crisis, the recovery remains very fragile with uncertainty over its sustainability. There can be no assurance that consumer demand will increase or that the sales of the TCL group will not be materially and adversely affected by the uncertainty over the economic recovery.

The HLGE group may need to raise additional capital.
     The HLGE group will likely require funds for its core businesses and to invest in future growth opportunities. There is no assurance that the HLGE group would be able to generate sufficient internal funds to finance such endeavors. Accordingly, the HLGE group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE may dilute our equity interests in HLGE. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain additional financing where such financing is required on acceptable terms, will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group ability to pursue its growth plans.
The HLGE group may be unable to raise sufficient funds to pay their debt obligations to us.
     The HLGE group will require funds to repay its outstanding debt owed to us. On February 3, 2010, we announced the extension for another one year of the S$93,000,000 loan granted to HLGE by our wholly-owned subsidiary, Venture Lewis Limited (“Venture Lewis”) in February 2009 to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and which matured on July 3, 2009 (the “Bonds”). Venture Lewis held a majority of the Bonds. Under the terms of the original loan agreement, on the maturity date of the Bonds, HLGE will redeem fully the Bonds held by all minority Bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement on an annual basis. An option for HLGE to undertake a partial redemption of the Bonds on a pro-rata basis prior to the maturity date was included in the original loan agreement. On February 19, 2009, HLGE announced an early partial redemption on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding bonds and on March 23, 2009, HLGE effected payment to all Bondholders. The terms of the new loan agreement are substantially similar to the original loan agreement. There is no assurance that the HLGE group would be able to generate sufficient internal funds to redeem the outstanding debt owing to us either through disposals of their non-core and non-performing assets or potential merger and acquisition opportunities to grow its earnings base. Failure to obtain sufficient funds to repay outstanding debt will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to repay its outstanding debts owing to us could have an adverse effect on our financial condition and results of operations.
Our conversion of all our existing Series B redeemable convertible preference shares in HLGE may not be successful or may result in increased costs.
As of March 1, 2010, through Grace Star, we held 13,957,233 Series A redeemable convertible preference shares or the Existing HLGE RCPS A and 93,229,170 Series B redeemable convertible preference shares or the Existing HLGE RCPS B, in the capital of HLGE. On February 12, 2010, HLGE announced the mandatory conversion of an aggregate of 18,935,883 Existing HLGE RCPS B into 18,935,883 ordinary shares in the capital of HLGE on March 18, 2010 (“Mandatory Conversion Date”). The Mandatory Conversion Date of the Existing HLGE RCPS A is in March 2015. By a written notice to HLGE on February 11, 2010, Grace Star notified HLGE that pursuant to HLGE’s Articles of Association, it will be converting only 17,300,000 out of the 93,229,170 Existing HLGE RCPS B it held into HLGE ordinary shares so as not to trigger a take-over obligation under the Singapore Code on Take-overs and Mergers on the Mandatory Conversion Date. Grace Star has an option under HLGE’s Articles of Association to convert the remaining 75,929,170 Existing HLGE RCPS B into HLGE ordinary shares over a period of twenty-two months after the Mandatory Conversion Date. With the conversion of 17,300,000 Existing HLGE RCPS B into HLGE ordinary shares on the Mandatory Conversion Date, Grace Star’s shareholding interest in HLGE increased from 45.4% to 46.4% with effect from March 24, 2010 upon receipt of regulatory approval. To avoid triggering a take-over obligation under the Singapore Code on Take-overs and Mergers, Grace Star is not allowed to acquire more than 1% of ordinary shares in HLGE in any six month period. As the extended twenty-two months period is insufficient to allow Grace Star to convert all of its remaining 75,929,170 Existing HLGE RCPS B into HLGE ordinary shares without triggering a take-over obligation, Grace Star is currently considering its options including extending the twenty-two months period by an amendment to HLGE’s Articles of Association to be approved by HLGE’s shareholders, partial redemption by HLGE over the twenty-two month period; partial disposal of the Existing HLGE RCPS B during the twenty-two month period or converting all of our Existing HLGE RCPS B thereby triggering a take-over offer pursuant to the Singapore Code on Take-overs and Mergers. There can be no assurance that we will be successful in any of the options listed above or that we will not incur additional costs as a result of exercising any of the options.

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
     We provide certain management, financial planning and other services to Yuchai and, as of March 1, 2010, we have seven persons working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a SOX manager travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process.
     To our knowledge, since January 2009, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor have we made any public takeover offers in respect of the shares of other companies.
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
     In March 2005, we acquired a 15.0% interest in the then capital of TCL through our wholly-owned subsidiary, Venture Delta. We have since increased our shareholding in TCL through various transactions, and as of December 31, 2009, we had a 34.4% interest in the outstanding ordinary shares of TCL.
     As part of the business expansion and diversification plan, in February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis. We have since increased our shareholding in HLGE following the conversion of the preference shares held by Grace Star into ordinary shares of HLGE, and as of December 31, 2009, we had an interest of 45.4% of the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”
     We have seven directly wholly-owned subsidiaries which hold investments in Yuchai, HLGE and TCL, as described below:
•	Through our 76.4% interest in Yuchai, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market;
•	As of March 1, 2010, we had a 45.4% equity interest in HLGE. On March 24, 2010, our equity interest in HLGE increased to 46.4% as a result of the conversion of a certain number of Series B redeemable convertible preference shares held by us into

HLGE ordinary shares.The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia; and
•	As of March 1, 2010, we had a 34.4% equity interest in TCL.
The TCL group primarily conducts distribution of consumer electronic products with operations mainly in the PRC (including Hong Kong). TCL also has other business activities relating to contract manufacturing, property development and investment in the PRC.
HLGE and TCL are each listed on the Main Board of the Singapore Exchange Securities Trading Limited.
     We account for Yuchai as a subsidiary and hence its financial statements are consolidated into our financial statements. We previously accounted for HLGE as an affiliate under the equity method of accounting. However, under IFRS HLGE is accounted for as a subsidiary. Accordingly, commencing from fiscal year 2009 and for comparative financials of fiscal year 2008 presented under IFRS, HLGE has been consolidated as a subsidiary. We account for our investment in the ordinary shares of TCL as an affiliated company using the equity method. An affiliated company is an entity in which we do not have a controlling financial interest but we have the ability to exercise significant influence over its financial and operating policy decisions. On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of 550,000,000 shares available in the Placement have been taken up. The Placement is conditional upon the completion of the capital reduction and cash distribution exercise and subject to all the shares in the Placement being sold, our total shareholding in TCL will decrease from 34.4% to 13.4%. The Company equity accounted for the result of TCL for 11 months in 2009. The investment in TCL was classified as a disposal group held for sale and as a discontinued operation as at December 31, 2009.
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
     Subsequent to the execution of the Reorganization Agreement, a number of steps have been taken by the parties thereto towards its implementation. For example, Yuchai’s directors and shareholders have confirmed that the amendments to Yuchai’s Articles of Association and corporate governance guidelines required to be adopted by Yuchai pursuant to the Reorganization Agreement have been ratified and implemented, and that steps are being taken to have such amendments and guidelines approved by the relevant Chinese authorities. The amended Articles of Association was approved by the Guangxi Department of Commerce on December 2, 2009. Yuchai has also paid a consultancy fee of US$1.5 million to us in 2005. Yuchai has also declared and paid dividends to its shareholders from profits earned in the fiscal years ended December 31, 2003 and 2004, resulting in the Company receiving dividends of Rmb 231.3 million (US$27.9 million, based on an exchange rate of Rmb 8.29 to US$1.00), following which we declared dividends representing approximately 50% of the amount of dividends paid to us by Yuchai, as contemplated in Section 1.5(c) of the Reorganization Agreement.

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
     Various amendments to Yuchai’s Articles of Association had been ratified and adopted by Yuchai in 2007 and were approved by the Guangxi Department of Commerce on December 2, 2009.
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
     For fiscal year 2008, there was an impairment charge of Rmb 46.0 million (US$6.7 million) recognized pertaining to the hotel in Yulin and the Guilin Office buildings. The goodwill of Rmb 5.7 million (US$0.8 million) arising from the acquisition of the Yulin Hotel Company was fully impaired during fiscal year 2008. The provision of Rmb 203.0 million for uncollectible loans to a related party was reclassified as a deferred gain in the balance sheet. The deferred gain was recorded in the Statement of Income in fiscal year 2009 when it was realized on receipt of approval from the provincial government.

Products and Product Development-Yuchai
     The general market demand for trucks and buses has contributed to Yuchai’s significant growth since 2005, with the continued expansion of the highways and toll roads in China.
     Yuchai manufactures and produces diesel and natural gas engines for light, medium and heavy-duty for highway vehicles, generator sets, marine and industrial applications. Yuchai also supplies after-market parts and services.
Emission Standards
As of July 2008 China has officially implemented the National III emission standards throughout China. The 2008 Beijing Olympics has led to an early implementation of the National IV emission standards in Beijing in 2008, which was implemented in Shanghai from November 2009 and nationwide in China in late 2010. Yuchai produces diesel engines compliant with National IV emission standards and has the ability to produce diesel engines compliant with National V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel economy.
New Products
Yuchai’s products range from 1.4L to 16L and their power range is from 30PS to 600 PS. Our recent products include the YC6K (520PS) engines and the YC6T (600PS) engines. The YC6K (520PS) engines range from 10.5L to 14L, are primarily used in container logistics trucks. YC6T (600PS), 16L engines are intended mainly for use in fishing and towing vessels.
     The following are our other new products:
     (I) Light-Duty Engine
     YC4W National-III and National-IV 1.2L, 4-cylinders, 4-valves, 82-64kw, 4000-4200rpm diesel engine uses DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications are in passenger cars, multi-purpose vans, power generators and light-duty special purpose machineries.
     YC4S at 3.8L is rated at 55-170PS and its main applications are highway vehicles and industrial engines. The product YC4S will be certified to National IV emission standards for on highway and China Tier 2 emission standards for industrial market.
     4D20 is a 4-cyclinder 1.8-2.2L, rated at 90-140PS and has been developed to National V emission standards. The first generation engine has passed emission and performance tests.
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
     For both YC6G and YC6J engines, Yuchai has also developed CNG/LPG variants, using similar major components. The main applications are to power public and municipal buses.
     Both the YC6A and YC6J engines will be upgraded to meet the National IV and V emission standards with improved fuel efficiency and performance.

     (III) Heavy-Duty Engines
On August 11, 2009, Yuchai, pursuant to a Framework Agreement entered into with Jirui United Heavy and Jiusi incorporated Y & C Engine Co., Ltd. in Wuhu City, Anhui Province (“the JV Company”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of the JV Company is the production of YC6K diesel engines. YC6K heavy-duty 12L-13L, 6-cylinders diesel engine is our latest product for trucks of 12 metric tons and above and for coaches exceeding 12 metres in length. The engine will have better fuel economy and meet National III, IV and V emission standards. The components and combustion systems are developed with the latest technology. It has a single overhead cam and use of Bosch fuel systems. YC6K is scheduled to begin trial production in the later part of 2010.
     (IV) Marine Diesel Engines (YC6C, YC6T)
YC6T, YC6C
The 16 liter, 6-cylinder engine is used for marine propulsion, power generators, construction and mine trucks.
YC6T rated at 360-600PS is suited for construction applications.
YC6T/YC6C has a wide application in marine propulsion, power generators, construction and mine trucks.
The ratings for YC6T are 404-440KW at 1500 rpm is for power generation, 290-396KW at 1500-1800 rpm is for marine applications and 350-540PS at 1350 rpm is for marine propulsion. YC6C will provide 680-850 KW at 1500 rpm for power generation, 560-680 KW at 1500 rpm for marine propulsion.
YC6C and YC6T are our latest products in marine engines and power generators and were scheduled for commercial production at the end of 2009. This has been rescheduled for mid 2011.
     In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, Fujian province in China. The projected assembly capacity for the initial phase is approximately 30,000 engines and is expected to incur investment costs of Rmb 186.0 million (US$27.1 million) for the new factory and equipment. Phase one of this new factory has been completed and commercial production commenced on September 2, 2009. The production capacity is expected to be 100,000 units annually.
     On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Geely and Yinlun to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. The location of the proposed joint venture was to be at Tiantai, Zhejiang Province in China. Yuchai was to be the largest shareholder followed by Geely as the second largest shareholder. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province. The joint venture companies (“JV Cos”) will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. The main product is a 4D20-2L diesel engine and the technology for this new diesel engine will be purchased by the JV Cos from Geely subject to certain specified design technology standards being met. The total design production capacity of both JV Cos will be 300,000 diesel units, with each JV Co starting with a capacity for 50,000 diesel engine units and then adding capacity to reach 150,000 units annually. Yuchai is the controlling shareholder with 52 percent with Geely and Yinlun holding 30 percent and 18 percent shareholding respectively in both JV Cos. The two JV Cos have been duly incorporated. Phase one of engine development was completed on schedule meeting the emission and performance requirements. We are working closely with our JV partners to finalize the prototypes of 4D20-2L diesel engines by the end of 2011. Construction on the manufacturing facilities in Tiantai, Zhejiang province and Jining, Shandong province, have commenced. There can be no assurance that the joint venture companies will be successful. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new diesel engine products, or successfully enter into other market segments, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”

     The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4D, YC4E, YC4F, YC4G, YC6A, YC6K
Bus	YC6M Mono-fuel, YC6M, YC6L, YC6J, YC6J mono-fuel, YC6G, YG6A,4G, 4E, 4D, 4FA, 4F
Construction	YC4B, YC4F, YC6J125G, YC6M, YC4108G/ZG, YC6108G/ZG, YC6AT
Agriculture	YC4AT, YC4BT, YC6AT, YC6BT, YC4BT, YC4D
Marine	YC6112, YC6015/08, YC4108C, YC6M, YC6A/6B, 6T, 6C
Generator-Drive	YC4D, YC4F, YC6B180D, YC6B150D, YC6A, YC6G, YC6M, YC6T600L, 6C

Light-Duty Diesel Engines
     The light duty diesel engines are 4-cylinder, fuel efficient engines developed for light weight passenger cars and trucks as well as for agriculture and marine applications. The engine was further improved to meet with National III emission standards and the 4-cylinder engine series represents reliable, high performance and fuel efficient engines.
4-Series Light-Duty Diesel Engines
     The 4-Series engines are developed for short-range applications and these smaller engines are used for lightweight cars and trucks. Trial production of the 4-Series engines commenced in late 1999 and today, they represent a stable of reliable and high performance engines and comprise the following series:
•	The 4108 engine was launched in the market in 2001 based on 6108 engines. The 4108 engine is designed for light trucks and passenger vehicles and commercial production of the 4108 engine began in 2001.

•	The 4112 engine was primarily based on the 6112 engine and is designed for use in light to medium-duty cargo trucks and buses. The 4112 engine also features low emission characteristics level. Commercial production of the 4112 engine began in late 2001.

•	The YC4F/YC4G engine is a four-cylinder, four-stroke engine with a rated power ranging from 90 to 115 PS. The 4F/4G diesel engines were developed based on technologies from Germany and Japan for mini buses, trucks and passenger cars. Trial production of 4F engines commenced in mid-2004.

•	The YC4D/YC4E engine is a four-cylinder, four-stroke engine with a rated power ranging from 120 to 180 PS. The YC4D diesel engine was co-developed by Yuchai and Germany FEV, and features lower emission, lower fuel & oil consumption, lower noise, higher reliability, lower price and better upgrading potential. TheYC4E series diesel engine was developed on the basis of the YC6G series diesel engine with a displacement of 7.8 liters through stroke-shortening and bore-reducing which maintains advantages over the YC6G series diesel engines and features higher dynamic characteristics, easier operation and maintenance, and is used in high-speed and light-duty vehicles.
     Significant improvements to the technical specifications of the 4-Series engines have resulted in higher customer acceptance resulting in consistent sales demand since 2005. The sales have been buoyed by the growth in demand for light trucks and agricultural machinery, and the Chinese government increasing its financial support for the agricultural sector. Yuchai expects the continuing growth of the 4-series engines to become a significant contributor to its sales growth.
YC4W Passenger Car Diesel Engine
     The YC4W engines are featured with 1.2L, 4-cylinders, 4-valves, 82-64kw, 4000-4200rpm and compliant with National III and National IV emission standards. The YC4W diesel engine uses DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications of these engines are in passenger cars, multi-purpose vans, power generators and light-duty special purpose machineries.
Medium-Duty Diesel Engines
6105 Medium-Duty Diesel Engines
     The 6105 medium-duty engine is a six-cylinder, four-stroke engine that offers up to 230 PS. The 6105 engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. Yuchai believes that its 6105 engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability.
6108 Medium-Duty Diesel Engines
     In response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai began the development of its 6108 medium-duty engine which offers improved overall performance compared to the 6105 engine, principally because of greater horsepower, increased reliability and improved acceleration.

     Commercial production of the 6108 engine began in the third quarter of 1997, when Yuchai began offering the 6108 engine to its customers as a premium model, alongside its standard 6105 engine. Yuchai’s existing and planned production facilities for medium-duty diesel engines are designed to produce 6108 engines without major modifications. The customer base for the 6108 engines is similar to that for the 6105 engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 engine has adversely affected Yuchai’s market share, through an aggressive marketing program which included brand building and enhancing corporate image, Yuchai was able to increase its unit sales of the 6108 engine. In 2004, unit sales of the 6108 engines were higher than the 6105 engines. The trend reversed in 2005 due to the introduction of the Euro III emission standards which resulted in an increase in the prices of the 6108 engine resulting in a reduction in market demand.
YC6A
The YC6A National-III is a 6-cylinder, 4-valve engine offering horsepower of 162-225kw and 2300rpm. YC6A diesel engines use BOSCH electronic controlled high-pressured common-rail fuel injection technology. The main applications of YC6A engines are in medium-sized trucks, construction machines, boats, generators and agricultural machinery.
YC6J
The YC6J National-III 6.5L, 6-cylinders are engines with horsepower of 132-180kw and 2500rpm. YC6J diesel engines use BOSCH electronic controlled high-pressured common-rail fuel injection technology. YC6J engines are suitable for use in coaches of 8m-11m in length.
YC6J/LPG
Yuchai has also developed YC6J/LPG variants, using similar major components. Yuchai is a market leader in developing diesel engines which are mainly used in public buses.
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
     The 6112 heavy-duty engine is a six-cylinder, four-stroke engine with a rated power ranging from 190 to 270 PS. Primarily as a result of unreliable key engine components supplied by China domestic component manufacturers, the 6112 engine encountered significant technical problems during the initial road testing and failed to perform satisfactorily under harsh environmental conditions. Although commercial production of the 6112 engine was delayed beyond the previously scheduled date, Yuchai was able to resolve these technical problems and commence trial marketing of the engine in early 1999. The 6112 Engine Factory was completed in 1995 and commercial production of these engines began in the second half of 1999.
6L Heavy-Duty Diesel Engines
     The 6L heavy-duty engine (formerly referred to as 6113) is a six-cylinder, four-stroke, turbocharged intercooling engine, with a rated power ranging from 280 to 350 PS. The 6L heavy-duty engine was co-developed with FEV, an independent German-owned engine development institute for big passenger buses. Yuchai launched the 6L engine in November 2003.
6M Heavy-Duty Diesel Engines
     The 6M heavy-duty engine family for heavy-duty trucks and passenger buses was developed based on technologies from USA, Japan and Germany in accordance with FEV procedures. The 6M engine has adopted the unique combustion system technology of German FEV and the European forced cooling piston technology. It has a 10-liter displacement and power ranging from 280 to 390

PS. Yuchai’s first commercial sales of 6M engines occurred in January 2004.
Industrial Engines
     Yuchai produces industrial engines such as excavator, wheel loader, trucktractors, forklifts and truck backhoes. The main products include the following 10 series: YC13, YC18, YC25, YC30, YC35, YC55, YC65, YC85, YC135 and YC225, and more than sixty types of full hydraulic-power small excavators. These engines are equipped with advanced-level hydraulic parts. The products have passed the safety certification of the European CE. These products are suitable for use in engineering construction and production operations of industries such as transportation, farmland, municipal construction and water conservancy.
Other Products
Diesel Power Generators
     Yuchai has a history of more than 40 years for producing diesel generator set, with wide application in civil, military and marine sectors. Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 12 kilowatts to 160 kilowatts. Yuchai’s diesel power generators use both the 6105 and 6108 medium-duty engines as their power source. The Genset includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdown.
Special Vehicles
     Yuchai also produces special vehicles such as waste transfer equipment, construction dumptruck, demountable carriage dumptruck, pendular dumptruck, dumptrucks, and others.
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
     Yuchai entered the commercial production and marketing of the 6112 heavy-duty engine in 1999. The product enjoyed steady growth in demand and later declining sales in 2005 to 2006 due to the austerity measures introduced by the central government in China. Yuchai also commenced engine development work on its new heavy-duty 6L and 6M engines in 2003. These two series of engines enjoyed steady growth due to its quality, market suitability and competitive cost.

     The following table sets forth a breakdown of Yuchai’s sales (excluding HLGE) by major product category for each of the two years ended December 31, 2008 and 2009, respectively:

	2008			2009
		% of			% of
	Revenues,	Revenues,	Units	Revenues,	Revenues,	Units
	net	net	Sold	net	net	Sold
	Rmb (in
	thousands)
Diesel engines
6105	2,202,856	21.2%	75,633	2,886,987	21.9%	96,486
6108	1,491,211	14.3%	61,734	1,677,095	12.7%	65,834
6112	623,459	6.0%	11,830	514,273	3.9%	8,455
6L	579,568	5.6%	8,904	593,829	4.5%	11,156
6M	452,397	4.3%	11,235	756,701	5.8%	17,483
4-Series	3,534,245	34.0%	202,798	4,891,482	37.2%	268,430
Diesel power generators & others(1)	1,500,286	14.6%	146	1,840,720	14.0%	55

	10,384,022	100.0%	372,280	13,161,087	100.0%	467,899

(1)	Others mainly represent the revenues earned through engine parts sales, hotel incomes, guarantee fees and diesel power generators.
Production
     Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 960,900 square meters, including the existing production factory for the 6105 medium-duty engines, the existing production factory for the 6108 medium-duty engine, or the 6108 Engine Factory, the 6112 Engine Factory and various testing and supporting facilities. The new foundry constructed on 667,000 square metres of land is partially completed and, as of March 1, 2010, trial production has commenced. Upon completion, it is expected to have five production lines with a potential capacity of producing 1 million engines head/block.
     During 2005, Yuchai increased production capacity to approximately 290,000 units after the completion of the second foundry and new 6L and 6M heavy-duty engines assembly lines. In 2008 and 2009, production capacity was approximately 443, 750 and 586,753 units respectively based on a 2.5 shift five-day week.
     The following table sets forth the breakdown of Yuchai’s production by major product category for each of the years ended December 31, 2005, 2006, 2007, 2008 and 2009.

	2005		2006		2007		2008		2009
		% of		% of		% of		% of		% of
		total		total		total		total		total
	Units	units	Units	units	Units	units	Units	units	Units	units
Diesel Engines:
6105	70,052	29.2%	66,439	23.9%	82,345	21.4%	72,779	21.8%	104,814	22.9%
6108	35,627	14.8%	39,057	14.1%	66,526	17.3%	61,169	18.3%	66,941	14.6%
6112	15,990	6.7%	14,358	5.2%	12,996	3.4%	11,954	3.6%	8,909	1.9%
6L	1,008	0.4%	1,366	0.5%	5,618	1.5%	9,025	2.7%	11,483	2.5%
6M	5,991	2.5%	7,331	2.6%	15,830	4.1%	11,492	3.4%	20,122	4.4%
4-Series	111,393	46.4%	149,347	53.7%	201,204	52.3%	168,058	50.2%	245,953	53.7%

Total	240,061	100.0%	277,898	100.0%	384,519	100.0%	334,477	100.0%	458,222	100.0%

Procurement
     Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product. The key components for 6105, 6108 and 6112 are manufactured internally.
Engine Block
Yuchai cast and molded approximately 345,536 units and 446,200 units of engine blocks in 2008 and 2009 respectively, which represent a large portion of its engine blocks used in production.
Pump
     Yuchai/ASIMCO Components Company Limited, or Yuchai/ASIMCO, is one of Yuchai’s principal suppliers of fuel injection pumps through two of its related companies. Yuchai/ASIMCO is a joint venture between Yuchai and a subsidiary of Asian Strategic Investments Corporation, or ASIMCO, that invests in factories in China manufacturing parts and components for diesel engines.

ASIMCO is a joint venture among The Pacific Alliance Group Limited, Dean Witter Capital Corporation and TCW Capital Investment Corporation. As of March 1, 2010, Yuchai had contributed Rmb 5.7 million to Yuchai/ASIMCO and owned a 5.6% interest in the common stock of Yuchai/ASIMCO.
Raw Materials
     Yuchai purchases raw materials, principally steel and cast iron, from domestic suppliers. There has been an increase in the prices of these raw materials which increases our costs of production. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses”
Imports
     The main parts for the 6112 heavy-duty engine, which comprise engine blocks, cylinder heads, crankshaft and fuel injection pumps, are imported from foreign suppliers. The remaining parts are purchased from the domestic suppliers. Yuchai has progressively reduced its reliance on imported parts since 2006 and intends to continue to further reduce its reliance on such imported parts and components. Yuchai has a policy of practising sound procurement policy by requiring the same product procurement from at least two distinct sources. The same practice applies to all other externally procured engine parts. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality. For contingency supply of engine blocks, Yuchai has a long term purchase agreement with a domestic foundry.
Quality Assurance, Control & Safety
     All raw materials, external supplied parts and components are checked for conformity with the required quality and specifications. Each stage of the production process is monitored by a quality control procedure and the final product undergoes standard conformity and specification testing using automated testing laboratory. To promote the safety of its workers, Yuchai has established a safety department to supervise the proper use of equipment, prevents fire and explosions and promotes safe practices and procedures in the workplace.
Manufacturing Capacity Expansions
     Yuchai believes that the current production capacity of all engine lines will meet the expected demand. Yuchai is continuously assessing the market demand and devising production strategies to secure and meet these market opportunities.
Research and Development
     Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed 3% of its revenue annually to continually improve the technology of its products. In addition, Yuchai plans to continue to acquire advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2009, Yuchai employed over 552 engineers (excluding supporting junior engineers), approximately 263 of whom were devoted to research and development, product enhancement and new designs while the remaining were in the production department and after sales service. In 2008 and 2009, Yuchai spent approximately Rmb 184.8 million and Rmb 297.3 million (US$43.5 million) respectively, on research and development. Yuchai believes that it has been able to control to some extent, the increase of research and development expenses due to the relatively stable salary levels of engineers in China. In 2009, Yuchai’s research and development efforts was focused on the development of new products such as heavy duty engines 6T and 6K and National IV and National V prototype products.
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
     Yuchai promotes its products primarily through television commercials, outdoor sign boards, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program, “User Service Month,” during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service and small gifts for end-users. In connection with this promotion, Yuchai’s customer service stations also perform routine maintenance checks and minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its more than 1,500 authorized service stations. The service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.
     Yuchai has continued to focus its sales efforts on retailers and end-users of diesel engines. Yuchai seeks to encourage end-users of gasoline engine trucks to replace their gasoline engines with Yuchai diesel engines by advertising the advantages of diesel engines. With the advent of CNG/LPG refilling network across the nation, customers have the additional option of using YC6J/YC6G CNG/LPG engines. Such sales of replacement engines are generally made through customer service centers at a retail price which is higher than the sales price to truck manufacturers.
     Yuchai believes that proximity to its factories in Yulin City is an important factor in the geographical make-up of its customers. Due in part to transportation and shipping costs, a substantial majority of Yuchai’s engines are sold to customers in southern and central eastern China. Customers’ geographical make-up is segmented by Guangxi, Sichuan, Hubei, Fujian, East and North East China.
Export Sales
     Yuchai has a very small percentage of its products exported outside China, as the following table indicates:

	2008			2009
		% of			% of
	Sales	Sales	Unit	Sales	Sales	Unit
	Revenue	Revenue	Sales	Revenue	Revenue	Sales
	Rmb			Rmb
	(in thousands)			(in thousands)
Total Domestic Sales	10,352,114	99.7%	371,243	13,138,630	99.8%	467,377
Total Export Sales	31,908	0.3%	1,037	22,457	0.2%	522

	10,384,022	100.0%	372,280	13,161,087	100.0%	467,899

     In 2008, the top five export markets of Yuchai (in descending order) were Vietnam, Saudi Arabia, Peru, Turkey and Russia. In 2009, the top five export markets of Yuchai (in descending order) were Vietnam, Egypt, Philippines, Saudi Arabia and Algeria. In 2009, we exported approximately 149 engines to Cuba, pursuant to a signed memorandum of understanding entered into with the Cuban government in April 2006.

     Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 18.8% of Yuchai’s total net revenues in 2008. In 2009, the Dongfeng Group accounted for 19.0% of total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 9.0% in total. The Dongfeng Group is also a major competitor of Yuchai. See below “Competition”.
     Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade accounts receivables, Yuchai would hold shipments for delivery if customers’ credit position is not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. As of December 31, 2008, Yuchai had net trade accounts receivable of Rmb 2,538.1 million, representing 41.4% of our consolidated current assets as of the same date. As of December 31, 2009, Yuchai had net trade accounts receivable of Rmb 2,506.7 million (US$367.2 million), representing 28.9% of our consolidated current assets as of the same date.
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
     In March 2004, at the State Holding Company’s initiative, Yuchai established a new company, Yuchai Express Guarantee Company Ltd, or YEGCL, which provides credit guarantee to Yuchai’s customers to purchase trucks that are powered with Yuchai’s diesel engines. Yuchai contributed Rmb 100.0 million for the establishment of this company, in return for 76.9% of its share capital. In 2009, Yuchai commenced an acquisition process to acquire from the other shareholders the balance 23.1% of this company to increase its shareholding to 100%. The acquisition is subject to regulatory approval. YEGCL commenced operations in June 2004 and is currently continuing to provide service for the outstanding guarantee obligations to its existing customers until such obligations terminate but has ceased to provide new guarantees after 2006 to any new customers.
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

     Most of Yuchai’s major China domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2009, sales to the Dongfeng Group accounted for 19.0% of our total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 9.0% in total. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai believes that its current production capacity is adequate to meet expected higher demand from and unit sales to customers in the near future arising from the continued government spending on new highways and other infrastructure development projects in China. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.
     In the medium-duty diesel engine market, Yuchai’s 6105 and 6108 engines compete primarily against the 6110 engines produced by a number of Yuchai’s competitors. Initially, the introduction of the 6110 engine in 1995 had put considerable pressure on Yuchai’s competitiveness in the medium-duty diesel engine market because it offered greater horsepower than Yuchai’s 6105 engine. However, the commercial introduction of the 6108 engine in 1997 by Yuchai, which offers substantially the same horsepower as the 6110 engine, has allowed Yuchai to compete more effectively in the medium-duty diesel engine market. In competing with the 6110 engine, Yuchai focuses on the quality and price of, and the after-sales service on, the 6108 engine. The overall unit sales of the 6108 and 6105 engines in 2008 were lower than the unit sales for 2007. In 2009, the overall unit sales of medium-duty diesel engines was 162,320 units, which is higher than 2008. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for its medium-duty diesel engines.
     In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. The sales volume of our 6112 engine in 2006, 2007 and 2008 were 14,150 units, 12,741 units and 11,830 units respectively. The sales volume in 2008 was 16.4% and approximately 7.2% lower than 2006 and 2007 respectively. The decrease was due to shrinking demand arising from the Chinese government’s measures to tighten the credit supply within the banking sector in China as part of its efforts to minimize overheating of the economy. This situation has led to Yuchai’s customers buying more of the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. In 2007 and 2008, the demand for 6112 engines was also adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend is a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. On December 17, 2009, Yuchai, pursuant to a Framework Agreement, entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd (“CIMC”) and Chery Automobile Co., Ltd. (“Chery”) (collectively referred to as “CIMC-Chery”), and Shenzhen City Jiusi Investment Management Co., Ltd (“Jiusi”) incorporated Y & C Engine Co., Ltd. in Wuhu City, Anhui Province (“the JV Company”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L including the engines of YC6K series. The registered capital of the JV Company is Rmb 500,000,000. Yuchai and Jirui United each hold 45% in the JV Company with Jiusi holding the remaining 10%.
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
     Government policies on import tariffs and restrictions affect our business. For example, a reduction in import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and, therefore lead to increased competition in the China domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-user markets of Yuchai’s customers and indirectly affect Yuchai’s sales to such customers. Currently, China is encouraging foreign investments into the motor vehicle engine manufacturing industry. Yuchai has from time to time been in discussions with potential foreign diesel engine manufacturers on possible strategic joint ventures to develop and manufacture new diesel engines.
The HLGE group
     As of March 1, 2010, we had a 45.4% interest in the outstanding ordinary shares of HLGE. On March 24, 2010, our interest in HLGE increased to 46.4% as a result of the conversion of a certain number of Series B redeemable convertible preference shares held by us into HLGE ordinary shares. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”
     HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.10 on March 1, 2010. The core businesses of the HLGE group are that of hospitality operations and property development.
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

•	Elite Residences (formerly known as Changning Equatorial Serviced Apartments)
The property comprises a 16-storey building located in the downtown Shanghai. The property has approximately 125 apartment units, a self-service launderette, meeting rooms and a business centre. In September 2008, operations were temporarily closed for major renovations which were completed at the end of January 2010 with modern rooms and new facilities. Operations have resumed under the new brand name Elite Residences.

•	Hotel Equatorial Cameron
The property is a tudor styled resort comprising more than 100 self-contained low-rise and high-rise units. Each suite is equipped with a living room, a kitchenette and a balcony. The hotel tower comprises 270 saleable guest rooms.
     Renovation and maintenance. To maintain the competitiveness of its hotels, HLGE carries out renovation programs at its hotels from time to time as required.
The TCL group
     The TCL group is a distributor of consumer electronic products with operations mainly in the PRC (including Hong Kong). In August 2008, TCL announced that its Board of Directors had decided to cease its electronic manufacturing business as a result of a significant slowdown in demand from its major customers and rising operational costs. TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of its core activity going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. On December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta and Grace Star voting against, the execution of the MOU with Payce, to enter into transactions in connection with certain properties located in Sydney, Australia. The investment amount by TCL was to be funded through a combination of cash, the issue of new shares in TCL and options to subscribe for TCL shares, and external debt. The MOU was subject to definitive agreements being entered into as well as fulfillment of certain conditions precedent including regulatory and shareholders’ approval, completion of satisfactory due diligence and obtaining of financing on acceptable terms. On April 29, 2009, TCL announced that the MOU would terminate on May 1, 2009 as one of the conditions precedent to be satisfied by Payce in connection with the entry into the transactions with TCL as contemplated by the MOU, has not been and will not be satisfied and its board of directors had decided that it was no longer in the best interests of Payce to complete the transactions contemplated by the MOU. On December 22, 2009, TCL announced that further to its announcement on December 1, 2009 on its proposed capital reduction and cash distribution exercise, its Board of Directors has resolved not to proceed with its efforts to reposition its principal business from consumer electronics to real estate and related infrastructure activities in the pan — Asian region. On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of the 550,000,000 shares available in the Placement have been taken up. The closing of the Placement is conditional upon the completion of the capital reduction and cash distribution exercise which can only proceed upon the receipt of approvals from TCL’s shareholders and the legal and regulatory authorities in Singapore. Shareholder approval of the capital reduction and cash distribution exercise was obtained by TCL on February 4, 2010. Subject to all the shares in the Placement being sold, our total shareholding in TCL will decrease from 34.4% to 13.4%. We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL.
Third party branded products
     The TCL group is engaged in the distribution of a portfolio of branded consumer electronics products, such as Panasonic, Nokia, Orion Casio, Apple, Asus, Fuji, Kodak, Lenovo, Olympus, Pentax, Samsung, Sony, and Canon. Some of the products that the TCL group markets under these brand names include digital video cameras, digital still cameras, and audio products including MP3/MP4/MP5 players, plasma televisions, console game players, desktop and notebook computers, personal digital assistants electronic accessories and mobile phones.
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

Competition
The consumer electronics sector in China is extremely competitive. The TCL group has a dual focus on expanding sales and controlling costs and plans to continue to widen its product and brand portfolio should opportunities arise. In May 2008, TCL announced its plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region. On December 3, 2008, TCL announced that its Board of Directors had approved by a majority vote, with the nominee directors of Venture Delta and Grace Star voting against, the execution of the MOU with Payce Consolidated Limited (“Payce”), to enter into transactions in connection with certain properties located in Sydney, Australia. On April 29, 2009, TCL announced that the MOU would terminate on May 1, 2009 as one of the conditions precedent to be satisfied by Payce in connection with the entry into the transactions with TCL as envisaged by the MOU, has not been and will not be satisfied and its board of directors had decided that it was no longer in the best interests of Payce to complete the transactions contemplated in the MOU. On December 22, 2009, TCL announced that further to its announcement on December 1, 2009 on its proposed capital reduction and cash distribution exercise, its Board of Directors has resolved not to proceed with its efforts to reposition its principal business from consumer electronics to real estate and related infrastructure activities in the pan — Asian region. On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of the 550,000,000 shares available in the Placement have been taken up. The closing of the Placement is conditional upon the completion of the capital reduction and cash distribution exercise which can only proceed upon the receipt of approvals from TCL’s shareholders and the legal and regulatory authorities in Singapore. Shareholder approval of the capital reduction and cash distribution exercise was obtained by TCL on February 4, 2010. Subject to all the shares in the Placement being sold, our total shareholding in TCL will decrease from 34.4% to 13.4%. We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL.
Other businesses
     The TCL group also has other business activities relating to contract manufacturing, property development and investment in the PRC.
Organizational Structure
     The following chart illustrates the organizational structure of the Company and Yuchai as of March 31, 2010 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.
(FLOW CHART)

HLA beneficially owns 27.5% + 1 special share
Hong Leong Asia Ltd. ("HLA")
100%
100%
Yulin City Government
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100%
HL Technology Systems Pte Ltd ("HLT")
6.5%
100% via written trust
Shah Capital Management
5.7%
21.0% + 1 Special Share
Tai Tak Industries Pte Ltd & Tai Tak Securities Pte Ltd
5.0%
Publicly Held 43.8%
China Yuchai International Limited ("CYI")
18%
Coomber Investments Limited ("Coomber")
100%
Goldman Industrial Ltd. ("Goldman")
100%
Constellation Star Holdings Limited
100%
Hong Leong Technology Systems (BVI) Ltd
100%
Earnest Assets Limited
100%
Cathay Diesel Holdings Ltd.
100%
Tsang & Ong Nominees (BVI) Ltd
100%
Goldman Sachs Guangxi Holdings (BVI) Ltd
100%
Youngstar Holdings Limited
100%
100%
22.3%
21.4%
12.6%
12.7%
5.2%
2.2%
76.4%
Grace Star Services Ltd.
Venture Delta Limited
Holders of Legal Shares
1.5%
Guangxi Yuchai Machinery Company Limited ("Yuchai")
22.1%
100%
34.38%
71.8%
97.1%
76.9%
Xiamen Yuchai Diesel Engines Co., Ltd.
Thakral Corporation Ltd ("TCL")
Yuchai Express Guarantee Co. Ltd ("YEGCL")
Yuchai Machinery Monopoly Development Co. Ltd ("YMMC")
Guangxi Yulin Yuchai Accessories Manufacturing Company Limited ("YAMC")
2.9%
100%
Venture Lewis Limited
100%
28.2%
46.4%
HL Global Enterprises Limited ("HLGE")
Guangxi Yulin Hotel Company Limited ("Yulin Hotel Company")
Zhejiang Yuchai Sanli Engine Company Limited
Jining Yuchai Engine Company Limited
Y & C Engine Co., Ltd.
52%
52%
45%

Regulatory and Related Matters
Governance, Operation and Dissolution of Yuchai
     Governance, operation and dissolution of Yuchai are governed by laws and regulations of China relating to Sino-foreign joint stock companies, as well as by Yuchai’s Articles of Association. Yuchai is subject to the relevant PRC labor laws and regulations with respect to labor management, which is overseen by the Labor & Social Security Bureau. In accordance with these laws and regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurances and employee discipline. Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50.0% of the registered capital of Yuchai.
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
Property, Plant and Equipment
     Yuchai’s headquarters is located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 1.5 million square meters of land, which is currently used primarily for the production of diesel engines and employee housing. The principal production land area for the manufacture of diesel engines currently occupies approximately 960,900 square meters, including a building for the current 6105 manufacturing facilities and recently completed facilities occupying approximately 620,000 square meters that comprise the 6108 Engine Factory, the 6112 Engine Factory, administrative offices and technical operations space. In addition, Yuchai leases a number of regional sales offices in China. In 2008 and 2009, production capacity was approximately 443,750 and 586,753 units, respectively, based on a 2.5 shift five-day week.
Environmental Matters
     China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Environmental Protection promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. As of July 2008, China has officially implemented the National III emission standards throughout China. In China, the increasingly stringent emission standards are also driving commercial vehicle sales as the government strives to curb pollution which had led to the early implementation of the National IV emission standards in the main cities of Beijing and Shanghai in 2008 and 2009 respectively. Yuchai produces diesel engines compliant with National IV emission standards, and has the ability to produce diesel engines compliant with National V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with better fuel efficiency. See “Risk Factors—We may be adversely affected by environmental regulations.”
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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this Annual Report. Our consolidated financial statements and the financial information discussed below, have been prepared in accordance with IFRS. Since these are our first consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first time adoption of IFRS, the following is limited to a discussion of our financial condition and results of operations for the years ended December 31, 2009 and 2008 and no comparative data for the year ended December 31, 2007 has been included.
     During the fiscal years ended December 31, 2008 and 2009, our main asset has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.
Business Expansion and Diversification Plan
     Following the implementation of our business expansion and diversification plan, we have looked for new business and on an ongoing basis, continue to explore and assess new businesses opportunities to reduce our financial dependence on Yuchai.
Thakral Corporation Ltd (“TCL”)
•	The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% equity interest in TCL for a consideration of approximately S$30.9 million. In September 2005, Venture Delta acquired an additional 1.0% equity interest in TCL for a consideration of S$1.4 million. As a result, we held a 16.0% stake in TCL as of December 31, 2005.

•	In February 2006, we increased our interest in TCL to 19.4% through an acquisition by Venture Delta of ordinary shares and convertible bonds of TCL pursuant to a rights issue by TCL for an aggregate cash consideration of approximately S$49.4 million (approximately US$36.3 million). Venture Delta converted all of its TCL convertible bonds into TCL ordinary shares in August 2006 and, as a result of the conversion, triggered the mandatory conditional cash offers under The Singapore Code on Take-over and Mergers for all of the TCL ordinary shares and TCL bonds which Venture Delta did not already own, control or agree to acquire. The mandatory offers lapsed on October 20, 2006 and no securities were purchased by Venture Delta.

•	As of December 31, 2006, our interest in TCL was 36.6% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million (approximately US$60.0 million), before taking into account dividends and interest income of approximately S$1.9 million (approximately US$1.4 million), in the aggregate, earned from these investments.

•	On September 2, 2008, Venture Delta transferred 1,000,000 ordinary shares, representing 0.04% interest in TCL to Grace Star.

•	As of December 31, 2009, our interest in TCL was 34.4% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million (approximately US$60.0 million), before taking into account dividends and interest income of approximately S$1.9 million (approximately US$1.4 million), in the aggregate, earned from these investments. As of March 1, 2010, our interest in TCL remained unchanged.

•	We accounted for our investment in TCL using the equity method for 11 months only and we have reflected our proportionate share of the TCL group’s results in our consolidated statement of operations since March 2005.
HL Global Enterprises Limited (formerly known as HLG Enterprise Limited) (“HLGE”)
•	In February 2006, through the following wholly-owned subsidiaries, we also acquired debt and equity securities in HLGE for an aggregate consideration of approximately S$132.0 million (approximately US$96.7 million):

(a)	Grace Star acquired
i.	191,413,465 ordinary shares representing approximately 29.1% of the total number of HLGE’s ordinary shares at that time,

ii.	15,376,318 Series A redeemable convertible preference shares in the capital of HLGE, or the Existing HLGE RCPS A. The Existing HLGE RCPS A is mandatorily redeemable by HLGE upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of Existing HLGE RCPS A. Any outstanding Existing HLGE RCPS A will be mandatorily redeemed in March 2015. The Existing HLGE RCPS A can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of Existing HLGE RCPS A at any time prior to March 2015.

iii.	107,634,237 Series B redeemable convertible preference shares in the capital of HLGE, or the Existing HLGE RCPS B (and together with the Existing HLGE RCPS A, the Existing HLGE RCPS). The Existing HLGE RCPS B is neither mandatorily redeemable nor redeemable at the option of the Company. Any Existing HLGE RCPS B, which are not redeemed prior to March 2010, are mandatorily converted to ordinary shares at the conversion ratio of 1:1 in March 2010. The Existing HLGE RCPS B are redeemable upon the disposal of certain properties and upon any new issue of HLGE ordinary shares with the purpose of raising funds for the redemption of Existing HLGE RCPS B. The Existing HLGE RCPS B can also be converted into ordinary shares at the conversion ratio of 1:1 upon the passing of a special resolution at a meeting of the holders of Existing HLGE RCPS B at any time prior to March 2010.
(b)	Venture Lewis acquired approximately S$129.4 million (approximately US$95.1 million) in principal amount of outstanding secured non-convertible bonds issued by HLGE, or the Existing HLGE Bonds.

•	In June and December of 2006, HLGE partially redeemed a portion of Existing HLGE RCPS A and Existing HLGE RCPS B as required by the terms of the preference share agreement as a result of the disposals of certain assets. The proceeds from the partial redemptions amounted to approximately S$2.4 million (approximately US$1.6 million) and resulted in a reduction in the number of Existing HLGE RCPS that we held through Grace Star from 123,010,555 to 113,159,191.

•	In July 2006, pursuant to a rights issue by HLGE, through Grace Star and Venture Lewis, respectively, we were allotted 196,201,374 non-redeemable convertible cumulative preference shares, or the New HLGE NCCPS, and S$130,800,917 in principal amount of zero coupon unsecured non-convertible bonds due 2009 in HLGE, or the New HLGE Bonds, for an aggregate consideration of approximately S$135.0 million (approximately US$99.0 million). In conjunction with the allotment, the Existing HLGE Bonds were redeemed by HLGE at their principal value of S$129.4 million. At settlement, the aggregate consideration payable by the Company to HLGE of S$134.7 million was partially offset against S$129.4 million payable by HLGE to the Company, and the balance of S$5.3 million (approximately US$3.9 million) was paid by the Company in cash.

•	In November 2006, Grace Star converted all of its 196,201,374 New HLGE NCCPS into HLGE ordinary shares resulting in an increase in its equity interest in HLGE from 29.1% to 45.4% thereby triggering the mandatory conditional cash offers under The Singapore Code on Take-over and Mergers for all the HLGE ordinary shares, the Existing HLGE RCPS and the New HLGE NCCPS which Grace Star did not already own, control or agree to acquire. The mandatory offers lapsed on December 27, 2006 and no securities were purchased by Grace Star.

•	As of December 31, 2006, we held through Grace Star (i) 387,614,839 HLGE ordinary shares, representing approximately 45.4% of the total number of HLGE ordinary shares; (ii) 113,159,191 Existing HLGE RCPS; and through Venture Lewis (iii) S$130,800,917 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.9 million (approximately US$100.6 million), before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million (approximately US$4.9 million) in aggregate.

•	On June 19, 2007, HLGE made a partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$17.9 million (approximately US$13.2 million) and resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$130,800,917 to S$112,886,727. The Company had engaged an independent professional valuer, to value the financial instruments acquired as at June 19, 2007 (before redemption) and as at December 31, 2007. The fair value is determined by discounting the expected payments to the valuation date using a discount rate commensurate with the risk of the payments.

•	As of December 31, 2007, we held through Grace Star (i) 387,614,839 HLGE ordinary shares, representing approximately 45.4% of the total number of HLGE ordinary shares; (ii) 13,957,233 Existing HLGE RCPS A; (iii) 99,201,958 Existing HLGE RCPS B; and through Venture Lewis (iv) S$112,886,727 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.5 million (approximately US$100.6 million), before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million (approximately US$4.9 million) in aggregate.

•	In April 2008, HLGE made an additional partial redemption of the Existing HLGE RCPS B. The redemption amount we received amounted to approximately S$0.98 million (approximately US$0.7 million) on April 30, 2008 and resulted in a reduction in the number of Existing HLGE RCPS that we held through Grace Star from 113,159,191 to 107,186,403.

•	In June 2008, HLGE made another partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$25.9 million (approximately US$17.7 million) and resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$112,886,727 to S$87,010,673. We account for our investment in HLGE as a subsidiary upon adoption of IFRS.

•	On February 3, 2010, we announced the extension for another year of the S$93,000,000 loan granted to HLGE by our wholly-owned subsidiary, Venture Lewis to HLGE to refinance the New HLGE Bonds which matured on July 3, 2009. Under the terms of the original loan agreement, on the maturity date of the New HLGE Bonds, HLGE will fully redeem the New HLGE Bonds held by all minority New HLGE Bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on the maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement between the parties on an annual basis. An option for HLGE to undertake a partial redemption of the New HLGE Bonds on a pro-rata basis prior to the maturity date was included in the loan agreement. On February 19, 2009, HLGE announced an early partial redemption of the new HLGE Bonds on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding New HLGE Bonds and on March 23, 2009, HLGE effected payment to all bondholders. The principal amount redeemed of approximately S$8.96 million (approximately US$6.1 million) to us had resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$87,010,673 to S$78,053,577.

•	On February 12, 2010, HLGE announced the mandatory conversion of an aggregate of 18,935,883 Existing HLGE RCPS B into 18,935,883 ordinary shares in the capital of HLGE on March 18, 2010 (“Mandatory Conversion Date”). As of February 12, 2010, Grace Star held 93,229,170 Existing HLGE RCPS B representing approximately 98.28% of the existing total number of Existing HLGE RCPS B. By a written notice to HLGE on February 11, 2010, Grace Star notified HLGE that pursuant to HLGE’s Articles of Association, it will be converting only 17,300,000 out of the 93,229,170 Existing HLGE RCPS B it held into HLGE ordinary shares so as not to trigger a take-over obligation under The Singapore Code on Take-overs and Mergers on the Mandatory Conversion Date. Grace Star has an option under HLGE’s Articles of Association to convert the remaining 75,929,170 Existing HLGE RCPS B into HLGE ordinary shares over a period of twenty-two months after the Mandatory Conversion Date. With the conversion of 17,300,000 Existing HLGE RCPS B into HLGE ordinary shares on the Mandatory Conversion Date, Grace Star’s shareholding interest in HLGE increased from 45.4% to 46.4% with effect from March 24, 2010 upon receipt of regulatory approval. See “Item 3. Key Information — Risk Factors — Risks relating to our investments in HLGE and TCL — The HLGE Group may be unable to raise sufficient funds to pay their debt obligations to us and our conversion of all our existing Series B redeemable convertible preference shares in HLGE may not be successful or may result in increased costs.”
Overview
     The various austerity measures taken by the Chinese government over the last decade to regulate economic growth and control inflation have at times dampened demand for trucks in China. In particular, austerity measures that restricted access to credit and slowed the rate of fixed investment (including infrastructure development) adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition in the diesel engine market, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including the Company. However, the Chinese government announced in 1998 a major initiative to boost consumer demand through investments in infrastructure projects, including the construction of highways and tollways, and also through increased availability of bank credit and the stimulus measures announced in 2009. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines has been increasing annually since 1999 to 2009.
     With continued rapid economic growth, our net revenues in 2009 increased by 26.6% to Rmb 13,175.9 million (US$1,930.1 million) compared to Rmb 10,404.8 million in 2008. This increase was primarily a result of a general increase in sales volume. The income before minority interests was Rmb 832.5 million (US$121.9 million) in 2009 as compared to 337.2 million in 2008. Sales of the 6108 medium-duty and 6112 heavy-duty engines accounted for 12.7% and 3.9%, respectively, of the net revenues in 2009. Sales of the 6L and 6M heavy-duty diesel engines accounted for 4.5% and 5.8%, respectively, of the net revenues in 2009. Due to the implementation of the government stimulus package favoring light duty engines, there are more customers buying the light-duty diesel engines than heavy-duty engines. The overall gross margin of 19.3 % for 2009 was Rmb 2,545.8 million (US$372.9 million) which is lower than the 19.7% gross margin of 2008 mainly due to higher proportion of sales of 4 series engines, which are relatively low-margin products and additional provision for stock obsolescence. Yuchai generated 37.2% and 34.0% of our net revenues in 2009 and 2008, respectively, from the 4 series engines, and 48.8% and 51.5% of our net revenues in 2009 and 2008, respectively, from the higher margin medium-duty and heavy-duty diesel engines.
     In 2009, we continued our efforts to control production costs and operating expenses. However, the costs and expenses related to the production of our diesel engines are not subject to significant variations which limit our ability to significantly reduce our costs and expenses. Our cost of goods sold mainly includes cost of materials consumed, factory overheads, direct labor, provision for product warranty and depreciation. We analyze our cost of goods sold based on our cost of manufacturing for each period. Cost of manufacturing for each period equals cost of goods sold for the period plus or minus the change in period and finished goods inventory. In 2009, cost of materials consumed accounted for approximately 90.0 % of our total cost of manufacturing. Our selling, general and administrative, or SG&A, expenses include warranty expenses, advertising expenses, salaries and wages, freight charges, sales commission expenses and a large number of smaller expenses. Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2009 of Yuchai was 15%. Since January 1, 2002, Yuchai is subject to tax at a rate of 15% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law or a high technology company.
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
     In 2009, Yuchai has continued to fulfill the requirements to qualify for an extension to the reduced tax rate of 15% which will continue to 2010 in accordance with transitional arrangements in the CIT law. Subsequent to this, Yuchai can apply for other programs which may be available to provide a reduced rate. In the event that Yuchai is ineligible for either an extension to the existing tax rate reduction or the transitional graduated rates noted above, Yuchai would be subject to tax at a rate of 25%. For some of Yuchai’s subsidiaries that were previously subjected to tax at a rate of 33%, the rate has been lowered to 25% following the CIT law.
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
     In addition, Yuchai commenced trial marketing of its 6112 heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. Yuchai intends to continue to manufacture its 6112 heavy-duty diesel engines although there has been a decline in unit sales in 2006 due mainly to changes in customers’ demand to light-duty diesel engines. In 2008 and 2009, the sales volume of the 6112 engine was 11,830 units and 8,455 units respectively. The decline is due to the global financial crisis and the PRC government’s stimulus measures that favors the smaller engines. This situation has led to Yuchai’s customers buying more of the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. In 2008 and 2009, the demand for 6112 engines was also adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend is a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichai Power Co., Ltd.) or any new entrants.
     Our future financial condition and results of operations could also be adversely affected as a result of China macroeconomic policy changes by the Chinese government. The Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tightening bank lending policies and increases in bank interest rates. The market demand for diesel engines in China may be adversely affected by these measures, particularly if diesel engines are included in any specific economic sectoral caps or attempts to slow down sectoral lending. See “Item 3. Key Information — Risk Factors — Risks relating to Mainland China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our products and adversely affect our competitive position” and “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and global economy, as well as Chinese government policy.” The recent global economic crisis is affecting both the world economy and the Chinese economy while the stimulus package proposed by the Chinese central government has helped to revive the economy in 2009, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese economy, as well as Chinese government policies that de-emphasize the use of diesel engines.
     We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars or other foreign currencies. An increase in fluctuations in exchange rates between the Renminbi and other currencies may increase our borrowing costs. See “Item 3. Key Information -Risk Factors — Risks relating to our company and our business -We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings. In addition, a devaluation of the Renminbi will increase the Renminbi cost of repaying our foreign currency denominated indebtedness and, therefore, could adversely affect our financial condition, results of operations, business or prospects”.
     In the United States, Europe and Asia, as widely reported, market and economic conditions have experienced extreme disruption with tighter credit conditions and slower growth. Concerns over the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the U.S. and banking system instability have contributed to increased market volatility and diminished expectations for the economy globally. Although recent data suggests that a global recovery has begun, it remains very fragile with uncertainty over the sustainability of the recovery due to concerns over the early withdrawal of stimulus measures implemented to address the global financial crisis, the formation of asset bubbles in certain sectors of the economy arising from excess liquidity, weak labor market, sovereign debt risks especially in Europe and high levels of unused capacity. Turbulence in the U.S. and international markets and economies, in particular in China, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. While these conditions have not impaired our ability to access credit markets and finance our operations, there can be no assurance that a deterioration in the financial markets will not recur. If this occurs, this may limit our ability, and the ability of our customers, to timely replace maturing liabilities, and access the capital markets to meet liquidity needs, resulting in an adverse effect on our financial condition and results of operations. While the global financial crisis has had an adverse impact on China’s economic growth as reflected in the fall in growth rates from 9% to 6.8% in the third and fourth quarters of 2008 respectively to 6.1% in the first quarter of 2009 according to the National Bureau of Statistics, the trend reversed from the second quarter of 2009 onwards culminating in a growth rate of 8.7% for the whole of 2009 surpassing the Chinese government’s growth rate target of 8%. The World Bank in its report titled Global Economic Prospects 2010 anticipates China’s growth rate in 2010 and 2011 to be 9%, the highest level among the world’s major economies and on March 5, 2010, Premier Wen Jiabao in his address to the Chinese Parliament said that China is targeting 8% economic growth in 2010. The Chinese government on November 10, 2008 announced a 4 trillion yuan stimulus package to maintain economic stability and development through spending on infrastructure projects. In March 2009, at the 11th National People’s Congress, the Chinese government further outlined a package of measures to drive economic growth. In addition, the Chinese government also announced that a total of Rmb 908 billion of the central government investments in 2009 would be spent on key infrastructure construction, technology innovation, environmental protection and low-income housing. The measures adopted by the Chinese government to ensure continued economic growth have had a positive effect on the economy resulting in concerns over the economy overheating and the implementation of measures to cool the economy. While the recovery in China’s economy can be attributed to the implementation of the proactive fiscal policy and moderately loose monetary policy as well as the stimulus measures adopted by the Chinese government, there is no assurance that such stimulus measures will be continued. The People’s Bank of China had on January 12, 2010 and on February 12, 2010 increased the reserve requirements of state-owned banks by 50 basis points each time in an effort to cool the economy over fears of inflation and the threat of asset bubbles caused by rampant bank lending in 2009. Uncertainty and adverse changes in the economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments.
     As discussed in “Item 4. Information on the Company — History and Development — Cooperation Agreement” regarding the Rmb 205 million loans granted by Yuchai to YMCL, our management was uncertain whether State Holding Company had the financial ability to purchase Yulin Hotel Company for the full contractual amount of Rmb 245.6 million. Consequently, no recovery of the previously recorded impairment loss on the loans due from YMCL has been recognized in our consolidated financial statements as of December 31, 2008. Such recovery will only be recognized in our consolidated financial statements in the period when either the approval is obtained from the provincial government regulatory agency in charge of state-owned assets administration in China for the acquisition of the 100% equity interest in Yulin Hotel Company, or we are able to resolve the uncertainty about the recovery through other means. On January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company. For fiscal year 2008, there was an impairment charge of Rmb 46.0 million (US$6.7 million) recognized pertaining to the hotel in Yulin and the Guilin Office buildings. The goodwill of Rmb 5.7 million (US$0.8 million) arising from the acquisition of the Yulin Hotel Company was fully impaired during 2008. The provision of Rmb 203.0 million for uncollectible loans to a related party was reclassified as a deferred gain in the balance sheet. The deferred gain was recorded in the Statement of Income in fiscal year 2009 when it was realised on receipt of the approval from the provincial government.

Critical Accounting Policies
     The accounting policies adopted by us are more fully described in Note 2 of our consolidated financial statements appearing elsewhere herein. The preparation of financial statements in accordance with IFRS requires our management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of our assets and liabilities, disclosures of contingent liabilities and the reported amounts of revenues and expenses.
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
Allowances for doubtful accounts
     Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on historical write-off experience by industry and national economic data. Management reviews its allowance for doubtful accounts on a monthly basis. For the year ended December 31, 2009, the Dongfeng Group accounted for about 26.6% of the trade debtors outstanding as compared to approximately 20% as of December 31, 2008. Likewise, the top 20 non-Dongfeng Group customers accounted for about 48.0% of the gross accounts receivable at the end of 2009. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2009. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
     Changes in the allowances for doubtful accounts for each of the years in the two-year period ended December 31, 2009 are summarized as follows:

	December 31,
	2008	2009	2009
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	65,013	96,147	14,083
Add: Charge/(credit) to consolidated statements of operations	32,943	(15,552)	(2,278)
Less: Written off	(1,802)	(3,947)	(578)
Translation differences	(7)	(2)	—
Balance at end of Year	96,147	76,646	11,227

     While trade accounts and bills receivable decreased by Rmb 7.6 million (US$1.1 million) as of December 31, 2009 as compared to 2008, allowance for doubtful accounts decreased by Rmb 19.5million. Bills receivable remained flat in 2009 as compared to 2008.
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
Realization of the carrying value of inventories
     Inventories are valued at the lower of cost and net realizable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
     If market conditions or future product enhancements and developments change, the net realizable values of the inventories may change and result in further inventory write-downs.
Product warranty obligations
The Company recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Company provides free repair and replacement. Warranties extend for a duration (generally 12 months to 24 months) or mileage (generally 80,000 kilometers to 250,000 kilometers), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated balance sheet. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.
Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2009 are summarized as follows:

	December 31,
	2008	2009	2009
	Rmb’000	Rmb’000	US$
	(in thousands)
Balance at beginning of year	194,898	188,599	27,626
Add: Provision charged to consolidated statements of operations	215,544	368,284	53,948
Less: Amounts utilized	(221,843)	(297,349)	(43,557)

Balance at end of year	188,599	259,534	38,017

     We recognized a liability for warranty at the time the product is sold and our estimate of our warranty obligations is re-evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years average would impact the provision for product warranty by approximately Rmb 13.0 million (US$1.9 million).
Recoverability of carrying values of equity method investments and other investments
     We assess impairment of our investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the value of our investment is below its carrying amount and that loss in value is considered other than temporary, then an impairment charge is recognized. As of December 31, 2009, the Company’s carrying value of its investments in TCL was Rmb 321.5 million (US$47.1 million). The fair value, based on the quoted market prices, of the TCL ordinary shares held by the Company was Rmb 327.5 million (US$48.0 million), as of December 31, 2009.

On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of 550,000,000 shares available in the Placement have been taken up. The closing of the Placement is conditional upon the completion of the capital reduction and cash distribution exercise which can only proceed upon the receipt of approvals from TCL’s shareholders and the legal and regulatory authorities in Singapore. Shareholder approval of the capital reduction and cash distribution exercise was obtained by TCL on February 4, 2010. Subject to all the shares in the Placement being sold, our total shareholding in TCL will decrease from 34.4% to 13.4%. The investment in TCL was reclassified as an asset held for sale for fiscal year 2009.
The results of TCL for the year are equity accounted and presented as discontinued operations for the year ended December 31, 2009 and December 31, 2008.
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
     On March 1, 2010, the values based on quoted market prices of the TCL ordinary shares held by the Company was Rmb 305.6 million (US$44.8 million). The Company did not recognize impairment charges pertaining to its investments in TCL in 2009 as the reduced fair values was deemed to be temporary as a result of general market conditions.
Realization of deferred tax
     In 2009, the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2006 through to 2009. The tax bureau did not propose any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed.
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and joint ventures to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.
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
     In 2009, Yuchai has continued to fulfill the requirements to qualify for an extension to the reduced tax rate of 15% which will continue to 2010 in accordance with transitional arrangements in the CIT law. Subsequent to this, Yuchai can apply for other programs which may be available to provide a reduced rate. In the event that Yuchai is ineligible for either an extension to the existing tax rate reduction or the transitional graduated rates noted above, Yuchai would be subject to tax at a rate of 25%. For all of Yuchai’s subsidiaries that were previously subjected to tax at a rate of 33%, the rate has been lowered to 25% following the CIT law.
     The CIT law also provides for a tax of 10% to be withheld from dividends expected to be paid from earnings made in the PRC to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax was imposed on dividends expected to be paid to the Company, a non-PRC resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize withholding taxes payable for profits accumulated after December 31, 2007 for earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises.
     The Company does not expect the changes in tax legislations to have a material impact on the consolidated financial conditions or results of operations.
Impairment of long-lived assets, other than goodwill
Long-lived assets to be held and used, such as property, plant and equipment and construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows. Fair value is the price that would be received to sell the asset on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset. Assets to be disposed off would be separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The carrying amounts of property, plant and equipment as of December 31, 2008 and 2009 are Rmb 2,719.8 million and Rmb 3,146.2 million (US$460.9 million) respectively.
The Company periodically conducts an impairment review on the conditions of our property, plant and equipment.
An impairment loss of Rmb 7.8 million (US$1.1 million) (2008: Rmb 69.9 million) was charged to the consolidated income statement under selling, general and administrative expense. The 2009 impairment charges were as follows:
—	Property, plants and equipments Rmb 7.8 million (US$1.1 million) (2008: Rmb 43.7 million)

—	Prepaid operating leases Rmb nil (US$ nil) (2008: Rmb 26.3 million)
The economic slowdown in late 2008 resulted in lower hotel utilization and reduced building tenancy. As a result, the Company concluded that future cash flows from the hotel and office building were not as originally anticipated, leading to the impairment charge for the hotel and office building in the fiscal year 2008. The impairment for 2009 was due to assets that were not in use.
Results of Operations
     The following table sets forth our consolidated statement of operations as a percentage of our net revenues for the last two fiscal years ended December 31, 2008 and 2009, respectively:

	Percentage of Net Revenues
	Year Ended December 31,
	2008	2009
Revenues	100.0%	100.0%
Cost of sales	-80.3%	-80.7%
Gross profit	19.7%	19.3%
Other income	0.2%	0.6%
Research & development costs	-1.8%	-2.3%
Selling, distribution and administrative costs	-12.2%	-11.2%
Operating profit	5.9%	6.5%
Finance costs	-1.4%	-0.6%
Share of profit of associates	0.0%	0.0%
Share of joint ventures	0.1%	-0.1%

	Percentage of Net Revenues
	Year Ended December 31,
	2008	2009
Gain on acquisition of Guangxi Yulin Hotel Co in settlement of past loan	0.0%	1.5%
Profit before tax from continuing operations	4.6%	7.3%
Income tax expense	-1.1%	-1.1%
Profit for the year from continuing operations	3.5%	6.2%
Profit/loss after tax from discontinued operations	-0.3%	0.1%
Profit for the year	3.2%	6.3%

Attributable to :
Equity Holders of the Parent	2.3%	4.8%
Minority interest	0.9%	1.5%
2009 Compared to 2008
The consolidated financial results for fiscal year 2009 have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Prior to the fourth quarter of 2009, the Company prepared its consolidated financial results in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain significant respects from IFRS. The Company’s Board of Directors approved the change in the Company’s financial reporting standards from U.S. GAAP to IFRS to more closely align the Company’s financial reporting with its main operating subsidiary, Yuchai and HLGE, as their financial results are prepared in accordance with PRC GAAP and Singapore Financial Reporting Standards, respectively, which are closely aligned with IFRS. HLGE is considered a subsidiary of the Company under IFRS.
The consolidated financial results for fiscal year 2008 included in this report were originally prepared in accordance with U.S. GAAP but have been restated in accordance with IFRS for comparison purposes. The Company has applied the exemption of IFRS 3 — Business Combinations. IFRS 3 has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2008.
     Net revenue increased by 26.6% to Rmb 13,175.9 million (US$1,930.1 million) in 2009 compared to Rmb 10,404.8 million in 2008. Overall unit sales in 2009 was higher than 2008 by 25.7%. The increase in sales revenue is primarily due to the across the board increase in volume primarily as a result of the PRC government stimulus package and increased engine parts sales. The stimulus package benefited the smaller series which resulted in an increase of 38.4% in the sales of 4 series engines in 2009 compared to 2008.
     Cost of goods sold increased by 27.2% to Rmb 10,630.1 million (US$1,557.1 million) in 2009 from Rmb 8,355.7 million in 2008, and increased as a percentage of net revenues to 80.7% in 2009 from 80.3% in 2008. Cost of materials consumed included in costs of goods sold increased by 27.7% to Rmb 9,567.3 million (US$1,401.5 million) in 2009 from Rmb 7,490.3 million in 2008, while cost of materials consumed as a percentage of net revenue increased slightly to 72.6% in 2009 from 72.0% in 2008. Factory overheads (which does not include depreciation and direct labor) included in cost of goods sold increased by 23.0% to Rmb 464.5 million (US$68.0 million) in 2009 from Rmb 377.6 million in 2008, due to greater volume. Factory overheads as a percentage of net revenue decreased to 3.5% for 2009 from 3.6% for 2008. Depreciation and amortization reduced slightly to Rmb 180.0 million (US$26.4 million) in 2009 from Rmb 182.5 million in 2008. Depreciation as a percentage of net revenue reduced from 1.7% in 2008 to 1.4% in 2009. During 2009 the Company set aside Rmb 154.7 million (US$22.7 million) as allowance for stock obsolescence compared to Rmb 52.7 million set aside in 2008 representing an increase of Rmb 102.0 million (US$14.9 million) due largely to obsolete parts.
     Gross profit increased by 24.2% to Rmb 2,545.8 million (US$372.9 million) in 2009 from Rmb 2,049.1 million in 2008. Gross profit margin (gross profit divided by net revenue) decreased slightly to 19.3% in 2009 compared to 19.7% in 2008.
     Other income, net increased to Rmb 77.6 million (US$11.4 million) in 2009 compared to Rmb 19.5 million in 2008. The main sources of other income in 2009 were (i) interest income of Rmb 31.6 million (US$4.6 million); (ii) dividend income of Rmb 11.2 million (US$1.6 million); (iii) government grant income of Rmb 14.8 million (US$2.2 million); and (iv) write back of trade and other payables of Rmb 23.7 million (US$3.5 million).
     SG&A expenses (excluding research and development) increased by 16.1% to Rmb 1,471.9 million (US$215.6 million) in 2009 from Rmb 1,268.1 million in 2008. As a percentage of net revenue, SG&A expenses (excluding research and development) have reduced to 11.2% for 2009 compared favorably to 12.2% in 2008. In 2008, the Company recorded an impairment of Rmb 46.0 million for the hotel in Yulin and the Guilin Office buildings. The Company continued to deploy more expenditure towards the research and development (“R&D”) of low emission, high fuel efficient engines, incurring RMB 297.3 million (US$ 43.5 million)

in 2009 compared to Rmb 184.8 million in 2008. This represented a 60.9% increase year-over-year. As a percentage of net revenues, R&D spending was 2.3% of net revenues in 2009 and 1.8% in 2008. The Company believes that investments in these activities will better position the Company for future growth and contribute to the Chinese government’s environmental initiatives.
     Advertising expenses included in SG&A increased by 57.9% to Rmb 39.0 million (US$5.7 million) in 2009 from Rmb 24.7 million in 2008. As a percentage of net revenue, the advertising expenses have increased to 0.3% in 2009 compared to 0.2% in 2008.
     Sales commission expenses included in SG&A expenses increased by 33.8% to Rmb 79.1 million (US$11.6 million) in 2009 from Rmb 59.1 million in 2008. Sales commission expenses as a percentage of net revenue for both 2009 and 2008 is 0.6%. The marginal increase is due to higher sales commissions paid to Yuchai’s dealers.
     Staff costs as a percentage of net revenues was 7.5% in 2009 which is lower than 2008 of 8.4%.
     As a result, profits from operations increased to Rmb 854.3 million (US$125.1 million) in 2009 compared to Rmb 615.7 million in 2008.
Interest expense in 2009 was Rmb 77.5 million (US$ 11.4 million), compared with Rmb 150.4 million in 2008. The lower interest expense was due to the Company’s lower bank borrowings resulting from stronger cash flow generation, and higher trade credits from suppliers (represented by trade accounts payable).
There was a one-time write back of approximately Rmb 203.0 million (US$ 29.7 million) from Yuchai’s acquisition of the 100% equity of Guangxi Yulin Hotel Company Ltd. (“Yulin Hotel Company”) to settle past loans by Yuchai worth an aggregate principal amount of Rmb 205 million.
     Profit before tax from continuing operations in 2009 was Rmb 966.7 million (US$141.6 million), as compared to Rmb 481.7 million in 2008.
     Income tax expense in 2009 was Rmb 147.2 million (US$21.6 million) compared to income tax expense of Rmb 110.5 million in 2008. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2008 and 2009. Our effective tax rates were 22.9% and 15.2% for 2008 and 2009, respectively.
     As a result of the foregoing factors, we had profit for the year from continuing operations of Rmb 819.4 million (US$120.0 million) in 2009 compared to Rmb 371.2 million in 2008.
As a result of the plan to reduce the Company’s shareholdings in TCL with the proposed placement of 550 million shares, the investment in TCL was classified as discontinued operation. During the year, the profit after tax for discontinued operations is Rmb 13.0 million (US$1.9 million) compared to a loss of Rmb 34.0 million in 2008.
Profit for the year of Rmb 832.5 million (US$121.9 million) is 146.9% better than 2008 of Rmb 337.2 million. This represents 6.3% of net sales in 2009 which is significantly better than 2008 of 3.2%. The improvement was mainly due to higher sales volume, better expense control, lower interest expense, higher other income as well as the gain on acquisition of Yulin Hotel Company in settlement of past loan.
Profit attributable to us is Rmb 628.3 million (US$92.0 million) in 2009 compared to Rmb 240.0 million in 2008, representing an increase of 161.8%. Minority interest share of the profit was Rmb 204.1 million (US$29.9 million) in 2009 compared to Rmb 97.2 million in 2008.
Inflation
     The general annual inflation rate in China was approximately 5.9% and -0.7% in 2008 and 2009, respectively, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs.
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
Liquidity and Capital Resources
     Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our operations generated positive net cash flows in 2008 and 2009. Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity and funding our business expansion and diversification plan. We believe that our sources of liquidity are sufficient for our operational requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the global financial crisis or otherwise, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, and the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company - History and Development — Reorganization Agreement.” Our cash and cash equivalents are held in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.
     As of December 31, 2009, we had approximately Rmb 3,658.0 (US$535.8 million) in cash and cash equivalents on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.
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
     As of December 31, 2009, Yuchai had outstanding borrowings of Rmb 584.4 million (US$85.6 million). The unutilized facilities amounted to Rmb 3,875.0 million (US$567.6 million). We believe that should there be a need for further loans from banks, Yuchai could seek to drawdown additional amounts up to such limit from the domestic Chinese banks. However, no assurance can be given that such additional borrowings would be approved by such banks.
The following table summarizes the key elements of our cash flows for the last two years:

	For Year ended December 31,
	2008	2009	2009
	Rmb	Rmb	US $
	(in thousands)
Net cash provided by operating activities	697,180	3,969,358	581,446
Net cash used in investing activities	(218,427)	(800,445)	(117,252)
Net cash provided/(used in) financing activities	(398,571)	(332,725)	(48,739)
Effect of foreign currency exchange on cash and cash equivalents	(16,324)	(1,902)	(279)

Net increase/(decrease) in cash and cash equivalents	63,858	2,834,286	415,176

     Net cash provided by operating activities increased by Rmb 3,272.2 million (US$479.3 million) in 2009 compared to 2008. The increase was mainly caused by an increase in bills receivable discounting activities in 2009. In addition, sales and collection from customers had improved in 2009. Net cash used in investing activities increased by Rmb 582.0 million (US$85.3 million) in 2009 compared to 2008, principally due to the increase in capital expenditures for plant and machinery. Net cash used in financing activities decreased by Rmb 65.8 million (US$9.6 million) in 2009 compared to 2008.
     Other than with respect to the application of cash generated from operations for capital expenditures and dividend payments, we do not have a formal cash management policy.

     Our working capital as of December 31, 2009 was Rmb 1,642.4 million (US$240.6 million) compared to Rmb 977.2 million as of December 31, 2008.
     As of December 31, 2009, we had long-term debt totaling Rmb 625.3 million (US$91.6 million), of which Rmb 475.3 million (US$69.6 million) will mature in 2010 and classified as long term because we have entered into a financing agreement that allows us to refinance the short-term obligation on a long term basis. The remaining Rmb 150.0 million (US$22.0 million) will mature in 2012. We had current debt totaling Rmb 1,079.1 million (US$158.1 million) as of December 31, 2009.
     On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for an aggregate of US$40.0 million to refinance the S$60.0 million facility that was due to mature on July 26, 2007. The facility is available for three years from the date of the facility agreement and will be utilized by us to finance our long-term general working capital requirements. The terms of the facility require, among other things, that Hong Leong Asia Ltd. (“Hong Leong Asia”) retains ownership of the special share and that we remain a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawn down on the US$40.0 million facility. On March 25, 2010, we entered into a Supplemental Agreement with the bank to refinance the existing US$40.0 million credit facility that matured on March 30, 2010. The new unsecured, multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a one-year duration. The financial covenants with respect to the Company’s consolidated tangible net worth as at 30th June and 31 December of each year has been revised from not less than US$120 million to not less than US$200 million.
On March 20, 2008, we entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch (“Bank of Tokyo-Mitsubishi”), to re-finance the existing US$25.0 million credit facility which matured on March 20, 2009. The new unsecured, multi-currency revolving credit facility has a committed aggregate value of S$21.5 million with a one-year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of Hong Leong Asia. The terms of the facility also include certain financial covenants with respects to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year, not being less than US$120 million, and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the Bank of Tokyo-Mitsubishi for a committed aggregate value of S$16.5 million with a one-year duration. On March 17, 2010, we entered into a Facility Agreement to refinance the existing S$16.5 million credit facility that matured on March 19, 2010. The new unsecured, multi-currency revolving credit facility is for a one-year duration. The new facility will be used to finance the Company’s general working capital requirements.
On August 21, 2009, we entered into a new short-term loan agreement for up to S$50 million for a 12 month’s duration with DBS Bank Ltd., (“DBS”) of Singapore, to re-finance our existing bridging credit facility with DBS which expired on September 4, 2009. The new facility will be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. The repayment of the loan is to be in 3 quarterly principal instalments of S$2 million each with the final instalment of S$44 million.
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
     The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2009:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt(1)	459.0	459.0	—	—	—
Long-term debt(1)	646.5	479.4	167.1	—	—
Purchase obligations regarding capital expenditures	781.3	781.3		—	—

Operating lease commitments	17.0	9.0	8.0	—	—
Total	1,903.8	1,728.7	175.1	—	—

(1)	Includes contractual interest payments
Capital Expenditures
     Our capital expenditures for a new plant in Xiamen, our new foundry and other routine upgrades to and replacement of equipment, plant and property were Rmb 480.3 million and Rmb 494.6 million in 2008 and 2009, respectively. We funded our capital expenditures primarily from funds generated from operations and, when necessary, from bank loans obtained by Yuchai.
     As of December 31, 2009, we had authorized and contracted for capital expenditures for improvement to existing production facilities (which excludes Xiamen plant) in the amount of Rmb 1,336.3 million (US$195.7 million). We have also committed capital expenditure of approximately Rmb 427.7 million, of which Rmb 960 million has been approved by Yuchai Board, for the construction of our new foundry. As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our capital expenditures and working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans incurred by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation and a general shortage of debt and equity financing in China. Any additional capital we contribute to Yuchai would require, among other things, the approval of the MOC which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements
As of December 31, 2008 and 2009, Yuchai had issued irrevocable letter of credits of Rmb 64.9 million and Rmb 60.9 (US$ 8.9 million), respectively.
As of December 31, 2008 and 2009, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 1,214.5 million and Rmb 3,179.7 million (US465.8 million), respectively. Management has assessed the fair value of the recourse obligation arising from these discounted bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.
Research and Development
See “Item 4. Information on the Company — Research and Development”.
Recently Issued Accounting Standards —
Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. The Group will adopt the Standards when they are effective.
–	IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended) effective July 1, 2009 including consequential amendments to IFRS 7, IAS 21, IAS 28, IAS 31 and IAS 39
–	IFRS 9 Financial Instruments effective for annual periods beginning on or after January 1, 2013
–	IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items effective July 1, 2009
–	IFRIC 17 Distributions of Non-cash Assets to Owners effective for annual periods beginning on or after July 1, 2009
–	IFRIC 18 Transfers of Assets from Customers effective July 1, 2009
–	Improvements to IFRSs (April 2009) effective for periods beginning on or after January 1, 2010, unless stated otherwise
IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended)
IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes by IFRS 3 (Revised) and IAS 27 (Amended) will affect future acquisitions or loss of control of subsidiaries and transactions with non-controlling interests. The adoption of these changes will not have a material effect on the consolidated financial statements as of January 1, 2008, December 31, 2008 and December 31, 2009.
IFRS 9 Financial Instruments
IFRS 9 specifies how an entity should classify and measure financial assets, including some hybrid contracts. It requires all financial assets to be:
(a)	classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

(b)	initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, particular transaction costs.

(c)	subsequently measured at amortised cost or fair value.
The Group is evaluating the impact of the adoption of IFRS 9.
IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations. The Group has concluded that the amendment will have no impact on the financial position or performance of the Group, as the Group has not entered into any such hedges.
IFRIC 17 Distributions of Non-cash Assets to Owners
This interpretation is effective for annual periods beginning on or after July 1, 2009 with early application permitted. It provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognise a liability, how to measure it and the associated assets, and when to derecognise the asset and liability. The Group does not expect IFRIC 17 to have an impact on the consolidated financial statements as the Group has not made non-cash distributions to shareholders in the past.
Improvements to IFRSs (April 2009)
In April 2009, the IASB issued omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. Management will evaluate the impact of this amendment to the consolidated financial statements if it applies.
–	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRSs only apply if specifically required for such non-current assets or discontinued operations.

–	IFRS 8 Operating Segment Information: clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

–	IAS 1 Presentation of Financial Statements: Assets and liabilities classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the statement of financial position.

–	IAS 7 Statement of Cash Flows: Explicitly states that only expenditure that results in recognising an asset can be classified as a cash flow from investing activities.

4.	Standards issued but not yet effective (cont’d)

Improvements to IFRSs (April 2009) (cont’d)
–	IAS 17 Leases: The specific guidance on classifying land as a lease has been removed so that only the general guidance remains.

–	IAS 36 Impairment of Assets: The amendment clarified that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes.
–	IAS 38 Intangible Assets: If an intangible acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangibles as a single asset provided the individual assets have similar useful lives. In addition, the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination are only examples and are not restrictive on the methods that can be used.

–	IAS 39 Financial Instruments: Recognition and Measurement: When assessing loan prepayment penalties as embedded derivatives, a prepayment option is considered closely related to the host contract when the exercise price reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract.

In addition, the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date applies only to binding forward contracts, not derivative contracts where further actions are still to be taken.

Gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges or recognised financial instruments should be reclassified in the period that the hedged forecast cash flows affect profit or loss.

–	IFRIC 9 Reassessment of Embedded Derivatives: IFRIC 9 does not apply to possible reassessment at the date of acquisition to embedded derivatives in contracts acquired in a combination between entities or businesses under common control or the formation or a joint venture.

–	IFRIC 16 Hedges of a Net Investment in A Foreign Operation: Qualifying hedging instruments may be held by any entity within the group, provided the designation, documentation and effectiveness requirements of IAS 39 are met.
Management will evaluate the impact of this amendment to the consolidated financial statements if it applies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
Directors and Executive Officers of the Company
     Our Articles of Association require that our Board of Directors shall consist of eleven members so long as the Special Share is outstanding. As of March 1, 2010, there are eleven members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Saw Boo Guan, Teo Tong Kooi, Gan Khai Choon, Kwek Leng Peck and Tan Eng Kwee as its nominees. Messrs. Yan Ping and Zhang Shi Yong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.
     Our directors and executive officers are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer
SAW Boo Guan(1)	President and Director	2009
TEO Tong Kooi (1)(2)(5)	Director	2004
GAN Khai Choon (1)(5)	Director	1995
KWEK Leng Peck(1)(3)	Director	1994
TAN Eng Kwee	Director	2010
NEO Poh Kiat (1)(3)(4)	Director	2005
TAN Aik-Leang(1)(4)	Director	2005
Matthew RICHARDS(3)(4)	Director	2006

		Year First Elected or
		Appointed Director
Name	Position	or Officer
CHING Yew Chye	Director	2010
YAN Ping(1)	Director	2007
ZHANG Shi Yong(1)	Director	2007

		Year First Elected or
		Appointed Director
Name	Position	or Officer
HOH Weng Ming(6)	Chief Financial Officer	2008
FOO Shing Mei Deborah	General Counsel	2007
Ira Stuart OUTERBRIDGE III	Secretary	2001

(1)	Also a Director of Yuchai.

(2)	Also a Director of TCL.

(3)	Member of the Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Also a Director of HLGE.

(6)	Also a Director of Yuchai as well as alternate Director to Mr. Teo Tong Kooi in TCL.
     Mr. Saw Boo Guan was appointed a Director of the Company on July 1, 2009 and assumed the role of President from Mr. Teo Tong Kooi on August 1, 2009. He has extensive experience in the automotive industry and his last position from 2005 to 2008 as President of Cummins Westport Inc., a joint venture company between Cummins, Inc. and Westport Innovations, Inc., a position based in Vancouver, Canada. From 1989 to 2005, Mr. Saw held various positions in a number of Cummins entities in the U.S., Singapore, Hong Kong and China and his responsibilities included general management, marketing and distribution management for various Cummins entities in the U.S., Singapore, Hong Kong and China. Mr. Saw is a Malaysian Federal Government Scholar and received a Master’s degree in Public and Private Management from Yale University, U.S. in 1986 and a Bachelor of Engineering (Hons) in Mechanical Engineering from the University of Malaya, Malaysia in 1979.
     Mr. Teo Tong Kooi is the Chief Executive Officer and a Director of Hong Leong Asia. He was President of the Company from 2005-2009. He is also the Chairman of Henan Xinfei Electric Ltd., China’s leading fridge and freezer maker, Vice-Chairman and Executive Director of Tasek Corporation Berhad, Malaysia, a manufacturer of cement and concrete products and listed on the Kuala Lumpur Stock Exchange. Mr. Teo is also a Director of HLGE, TCL and Isyoda Corporation Berhad, Malaysia. Mr. Teo holds a Bachelor of Science degree in Marketing Management and a Master of Business Administration (both from Golden Gate University, San Francisco, California USA). He has also completed the Executive Management Program at the Stanford University Graduate School of Business and has a wealth of corporate and commercial banking experience with many years in senior management positions where he was Head of Corporate Banking, Deutsche Bank, Malaysia, and Chief Operating Officer of Hong Leong Bank Berhad, Malaysia.
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
     Mr. Tan Eng Kwee was appointed a Director of the Company on February 2, 2010. He is currently the Chief Financial Officer of Hong Leong Asia Ltd. Mr. Tan has more than 20 years of corporate, accounting and financial experience. He has worked in various capacities in financial management with Scomi Group Berhad, ABN Amro Bank, Insurance Corporation of Singapore Ltd., CS First Boston and Esso Singapore Pte Ltd. Mr. Tan holds a Bachelor of Accountancy degree from the University of Singapore and received an MBA from the Cranfield School of Management, UK. Mr. Tan is also a fellow member of the Chartered Association of Certified Accounts (UK) and an associate member of the Institute of Chartered Secretaries & Administrators (UK).
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
     Mr. Matthew Richards is a Director of the Company. Mr. Richards is the General Counsel of Quvat Management Pte. Ltd., which is the investment manager to the Quvat Capital Partners private equity funds. Previously, Mr. Richards was in private practice in Singapore as an international lawyer between 1999 and 2007, having worked on a variety of capital markets, mergers and acquisitions and other corporate finance transactions throughout the Asian region, particularly in Indonesia and India. From 2003 to mid 2006, Mr. Richards was an attorney at Latham & Watkins LLP, the international law firm advising the Company on certain US law matters. Mr. Richards holds a Graduate Diploma in Legal Practice, Bachelor of Laws and Bachelor of Asian Studies from the Australian National University. Our Board of Directors has determined that Mr. Richards is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with Mr. Richards.
     Mr. Ching Yew Chye was appointed as an independent director of the Company on February 2, 2010. Currently, he is also an independent non-executive director of HSBC Bank Malaysia Bhd and Avenue Invest Bhd. Mr. Ching is also a member of the advisory board of Yorkville Advisors HK Ltd. Mr. Ching joined a global management and technology consulting firm, Accenture in 1982 and during his career with Accenture, Mr. Ching worked primarily with clients in the financial services industry in ASEAN, his assignment then included strategic information planning, design and implementation of major IT system, and bank reorganization arising from mergers. Until his retirement in 2007, Mr. Ching assumed various regional senior management roles at Accenture, including Managing Partner of the Financial Services Industry Group (Asia), Geographic Council Chairman (Asia) and Managing Partner for South Asia Region. Mr Ching graduated with a BSc (Hons) from the University of London in 1976.
     Mr. Yan Ping is a Director of the Company and the Chairman of the Board of Directors of Yuchai. Mr. Yan is also the Chairman of the State Holding Company, Yuchai Machinery Co., Ltd and Yuchai Marketing Company since October 2005. The State Holding Company which is owned by the City Government of Yulin in Guangxi Zhuang Autonomous Region, China is a 22.1% shareholder in Yuchai. Prior to becoming Chairman of the State Holding Company, Mr. Yan held various China-government related positions, including most recently as Deputy Secretary-General, Yulin Municipal Government, as Director, Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou-Shenzhen Railway Company, Ltd. Mr. Yan holds a Bachelor of Engineering degree from Dalian Railway College and a Master of Economics degree from the East-North Financial and Economic University.
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
     Mr. Ira Stuart Outerbridge III is the Secretary of the Company. He is a graduate of the University of North Carolina at Chapel Hill and is a Fellow of the Institute of Chartered Secretaries and Administrators. He joined Codan Services Limited, the Company’s secretarial agent in Bermuda, as a Corporate Manager in February 1996.

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
Directors and Executive Officers of Yuchai
     According to Yuchai’s Articles of Association, the Board of Directors of Yuchai shall consist of 13 members. Currently, there are 12 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s board of directors has been reconstituted with the Company entitled to elect nine of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us.
     Pursuant to the Shareholders Agreement and our Bye-laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of March 1, 2010 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	Position or Officer

YAN Ping(1)	Chairman of the Board of Directors	2005
SAW Boo Guan (1)	Deputy Chairman of the Board of Directors	2009
LI Tiansheng	Director and General Manager	2001
GAN Khai Choon(1)(4)	Director	2007
KWEK Leng Peck(1)	Director	2005
NEO Poh Kiat(1)	Director	2008
TAN Aik-Leang(1)	Director	2005
TEO Tong Kooi(1)(2)(4)	Director	2004
HOH Weng Ming (7)	Director	2008
YUAN Xucheng	Director	2003
GU Tangsheng	Assistant to Chairman and Director	2005
ZHANG Shi Yong(1) (3)	Director	2007
ZENG Shi Qiang	Assistant Director	1999
HAN Yi Yong (5)	Company Secretary	2010
TAY Hui Boon Kelly(6)	Financial Controller	2008
LEE See Bee Patrick (6)	Vice President, International Sales	2009
WU Qiwei	Deputy General Manager	2006
ZHONG Yu Wei	Deputy General Manager	2010
NING Xingyong	Deputy General Manager	2009
LIANG Qinyan	Deputy General Manager	2009
QIN Xiaohong	Chief Accountant	2007
SHEN Jie	General Engineer	2002

(1)	Also a Director of the Company.

(2)	Also a Director of TCL.

(3)	Resigned as Company Secretary of Yuchai on March 18, 2009.

(4)	Also a Director of HLGE.

(5)	Appointed Company Secretary of Yuchai on February 1, 2010 to replace Mr. Cooper Su who resigned as Company Secretary of Yuchai on February 1, 2010.

(6)	Secondees of the Company, whose salaries and expenses are paid by the Company.

(7)	Also an alternate Director to Mr. Teo Tong Kooi in TCL.
     For information about Messrs. Gan Khai Choon, Neo Poh Kiat, Teo Tong Kooi, Kwek Leng Peck, Tan Aik-Leang, Yan Ping, Zhang Shi Yong and Hoh Weng Ming, see “ — Directors and Senior Management of the Company.”
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
     Mr. Han Yi Yong was appointed as Company Secretary of Yuchai with effect from February 1, 2010. He graduated from the Shangdong University of Technology with a Bachelor degree in Vehicle Engineering and obtained a Master degree in power machinery and engineering from the Guangxi University.
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
     Mr. Ning Xingyong was appointed as Deputy General Manager of Yuchai on July 30, 2009.
     Mr. Liang Qinyan was appointed as Deputy General Manager of Yuchai on July 30, 2009.
     Mr. Zhong Yuwei was appointed as Deputy General Manager of Yuchai on February 1, 2010. He is working as the chief product planner and brand director. Mr. Zhong holds a Bachelor degree in Internal Combustion Engine from the Tsinghua University.

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
Yuchai
     Pursuant to Yuchai’s Articles of Association, Yuchai’s shareholders have authority over all matters of importance relating to Yuchai, including (i) the review and approval of reports submitted by the Board of Directors of Yuchai; (ii) the approval of Yuchai’s plans for distribution of profits and recovery of losses; (iii) the approval of Yuchai’s annual capital, operating budget and year-end financial statements of final accounts, balance sheet, profit and loss statements and other accounting statements; (iv) the issuance of new shares or other securities, the expansion of the scope of any subscription of shares, the conversion of Yuchai from a company with privately placed shares into a company with publicly offered shares in or outside of China, and the transfer procedures for Yuchai’s share certificates; (v) the nomination, election, dismissal and compensation of members of the Board of Directors; (vi) significant sales or purchases of assets, or any division, merger, acquisition, termination, liquidation or other major corporate action of Yuchai; (vii) amendment to Yuchai’s Articles of Association; (viii) motions presented by shareholders holding 10% or more of the outstanding shares of Yuchai; and (ix) other matters required to be resolved by the shareholders’ meeting. Yuchai’s shareholders are entitled to preemptive rights to subscribe pro rata in accordance with their ownership percentage for any new Yuchai shares or other equity interests offered by Yuchai at a price and on terms at least equivalent to those offered to new subscribers.
     Yuchai’s Board of Directors reports directly to the shareholders of Yuchai and is the principal executive authority responsible for major decisions relating to Yuchai, mainly including (i) the execution of resolutions adopted by the shareholders; (ii) the formulation and review of Yuchai’s development plans; (iii) the review of and decision on Yuchai’s annual business plans; (iv) the review of Yuchai’s financial budget, final accounts, dividend distribution plan, plans for issuances of Yuchai shares and plans for merger, division and transfer of assets; (v) to fill vacancies on the Board provided the selected replacement is nominated by and represents the same shareholders as his or her predecessor; (vi) the adoption of various corporate policies and rules; (vii) the appointment of senior executive officers as recommended by the Chief Executive Officer and their dismissals and the appointment of senior advisers to the Board; (viii ) major external matters; (ix) sales, purchases, transfers and leases of material assets with a value in excess of US$3 million but less than US$6 million and which are not contemplated in Yuchai’s approved budgets; and (x) any other matters that may be determined by the Board of Directors in accordance with Yuchai’s Articles of Association.
     In order to further strengthen our level of corporate governance, we have continued to seek to cause Yuchai to adopt comprehensive corporate governance guidelines to put procedures in place to improve the management and governance of Yuchai. The 2007 version of corporate governance guidelines of Yuchai were approved and adopted by Yuchai’s Board of Directors and shareholders’ meeting on July 27, 2007 and August 16, 2007, respectively. The corporate governance guidelines and practices adopted by Yuchai continue to be fine-tuned on an ongoing basis such that Yuchai follows international best practices and which are in line with the Company Law in the PRC. Various board committees (inter alia, an Audit Sub-Committee, a Remunerations Sub-Committee, a Nominations Sub-Committee and a Financial Sub-Committee) have been established and are currently functioning in accordance with their charters. The Financial Sub-Committee is responsible for reviewing the necessity and feasibility of new projects and making recommendations to Yuchai’s board of directors. Yuchai and the Company are audited by the same firm of independent auditors. We provide certain management, financial planning and other services to Yuchai and, as of March 1, 2010, we have seven persons working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a SOX manager travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process.
     The Board of Directors of Yuchai shall consist of thirteen (13) directors appointed for three-year terms pursuant to Yuchai’s current Articles of Association. A total of nine (9) directors shall be elected from nominees of holders of Foreign Shares (including at least two (2) independent directors) and a total of four (4) directors shall be elected from nominees of holders of State Shares and Legal Person Shares. Actions generally may be taken by a majority vote of the directors present at a meeting at which a quorum is present. Attendance of at least seven (7) directors (four (4) representing holders of Foreign Shares and three (3) representing holders of State Shares or Legal Person Shares) constitutes a quorum.

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
     However, although our nominees constitute a majority of the Board of Directors of Yuchai, there have, on various occasions in the past, been periods of time when no board meetings have been held, despite Yuchai’s Articles of Association requiring the Board of Directors to meet at least once every six months as well as upon repeated requests by us. Prior to the execution of the Reorganization Agreement, Yuchai’s Articles of Association provided that a quorum for a board meeting was at least 5 Directors, three representing holders of Foreign Shares and two representing holders of State Shares or Legal Person Shares. However, subsequent to the execution of the Reorganization Agreement, these quorum requirements have been amended in Yuchai’s new Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009. Under the new Articles, a quorum for a board meeting shall be at least seven directors, four representing holders of Foreign Shares and three representing holders of State Shares or Legal Person Shares. If the quorum cannot be met for two consecutive times, then any seven directors present shall constitute the quorum for the third meeting.
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
     As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai management temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai management to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. Yuchai and the Company are audited by the same firm of independent auditors and Yuchai is cooperating with the Company’s secondees. We provide certain management, financial planning and other services to Yuchai and, as of March 1, 2010, we have seven persons working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a SOX manager travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement.”
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

     In fiscal year 2009, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President and the Chief Financial Officer of the Company. In fiscal year 2009, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”
     Our directors and executive officers do not currently own any shares of Common Stock or options to acquire any shares of Common Stock.
Yuchai
     The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2009 was approximately Rmb 17.6 million (US$2.5 million).
     There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.
Employees
     As of December 31, 2009, Yuchai employed approximately 9,976 people nationwide in China. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. For fiscal year 2009, the total annual salary and bonus paid to our employees was Rmb 793.0 million (US$116.1 million).
     As of December 31, 2008, Yuchai employed approximately 9,060 people nationwide in China.
     As of December 31, 2007, Yuchai employed approximately 9,171 people nationwide in China.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
Major Shareholders
     The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of March 31, 2010 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.
     Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 shares of Common Stock outstanding as of March 31, 2010.

Identity of Person or Group	Number	Percentage (%)
Hong Leong Asia Ltd(1)	10,248,014	27.5%
The Yulin City Government(2)	6,709,322	18.0%
Shah Capital Management (3)	2,127,461	5.7%

(1)	Information based upon a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003 December 1, 2003, October 27, 2009 and October 28, 2009 and an announcement released by Hong Leong Asia to the Singapore Exchange on March 31, 2010. Hong Leong Asia is the beneficial owner of and exercises control over the 10,248,014 shares of Common Stock or approximately 27.5% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited and the special share. See also”— Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may experience a change of control as a result of offerings of shares by our controlling shareholders” and “— The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)	Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended on June 23, 2003, July 9, 2003, December 23, 2003, March 15, 2004, February 15, 2005, April 18, 2005, August 9, 2006 and September 29, 2006. Based on Amendment No. 4 to the Schedule 13D filed by Coomber and others with the SEC on December 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, PRC. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 6,709,322 shares of the Company’s Common Stock held of record by Coomber.

(3)	Information based on a report on Schedule 13D filed by Shah Capital Management with the SEC on November 24, 2008 as amended on December 31, 2008 and November 27, 2009 as amended on December 3, 2009.
     As of March 31, 2010, there were 24,035,769 shares of Common Stock, or 64.5% of the total number of shares of Common Stock, held of record by 28 persons with registered addresses in the United States.
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

Other Transactions
     During fiscal year 2007, Hong Leong Asia charged Yuchai a management fee of US$500,000 per annum for management, financial planning and control and other services, including the services of our President and Chief Financial Officer. In 2008 and 2009, we charged a management fee of US$1,000,000 each year to Yuchai further to a management services agreement entered into between Yuchai and us. As at March 1, 2010, we provide certain management, financial planning and other services to Yuchai and, as of March 1, 2010, we have seven persons working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a SOX manager travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process.
     During each of fiscal years 2008 and 2009, the State Holding Company charged Yuchai Rmb 34,934 and Rmb 35.9 million(US$5.3 million), respectively, for certain general and administrative expenses on an actual incurred basis. We believe that the expenses charged to Yuchai by the State Holding Company would not have been materially different because Yuchai could provide these services for itself at approximately the same cost.
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
     For fiscal year 2008, there was an impairment charge of Rmb 46.0 million (US$6.7 million) recognized pertaining to the hotel in Yulin and the Guilin Office buildings. The goodwill of Rmb 5.7 million (US$0.8 million) arising from the acquisition of the Yulin Hotel Company was fully impaired during 2008. The provision of Rmb 203 million for uncollectible loans to a related party was reclassified as deferred gain in the balance sheet. The deferred gain was recorded in the Statement of Operations in 2009 when it was realized on receipt of the approval from the provincial government
     In February 2007, the Board of Directors authorized us to pay fees amounting to approximately S$1.6 million (approximately US$1.2 million) to Hong Leong Management for work done on our behalf. These fees have been reported under SG&A expenses in our fiscal year 2007 financial statements. This work related to assisting us in, among other things, (a) the coordination of the mandatory conditional cash offers made by us for the ordinary shares and the other securities of TCL and HLGE, (b) obtaining additional credit facilities from two banks in Singapore, and (c) the coordination of the subscription by us for our rights entitlement under a rights issue by HLGE of zero coupon unsecured non-convertible bonds and non-redeemable convertible cumulative preference shares.
     During each of fiscal years 2008 and 2009, Hong Leong Management charged us S$0.12 million and S$0.16 million, respectively, for corporate secretarial services provided.

     In April 2008, we entered into a lease agreement with Hong Leong Holdings Limited, an affiliated company, for a period of three years in relation to the lease of our current operating offices. During fiscal year 2009, we paid Hong Leong Holdings Limited S$0.14 million as rental and the rental payable for fiscal year 2010 is approximately S$0.18 million.
     On February 3, 2010, we announced the extension for another one year of the S$93 million loan granted to HLGE by our wholly-owned subsidiary, Venture Lewis in February 2009 to refinance the Bonds. Venture Lewis held a majority of the Bonds. Our Board of Directors approved the extension of the loan after considering (i) the deterioration in HLGE’s financial condition in 2009 as a result of the global financial crisis, (ii) the need to ensure the continued financial viability of HLGE in which we are the single largest shareholder as it is believed that this is the best option to protect and procure a return on our significant investment in HLGE pending HLGE’s successful disposals of its non-core and non-performing assets to repay the Loan, and (iii) potential merger and acquisition opportunities by HLGE to grow its earnings base. The audit committee had determined that the terms of the extension of the Loan were fair and reasonable and not prejudicial to the interests of our shareholders.
     We have undertaken other significant business transactions with related parties during the three fiscal years ended December 31, 2009, as set forth under Note 32 to our consolidated financial statements appearing elsewhere herein.

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
     In April 2005, we, Yuchai and Coomber agreed on steps relating to the adoption of corporate governance practices at Yuchai and a broad framework for the restructuring of our ownership of Yuchai, and entered into the Reorganization Agreement. The Reorganization Agreement is intended to be in furtherance of the July 2003 Agreement. See Note 31 to our consolidated financial statements. In December 2005 and November 2006, the parties amended certain provisions of the Reorganization Agreement, including extending the implementation deadline to June 30, 2007. In June 2007, we, Yuchai, Coomber and the State Holding Company entered into the Cooperation Agreement which amends certain terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the State Holding Company to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million from Yuchai. Although the parties to the Cooperation Agreement are expected to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be fully consummated, or that implementation of the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to its investment in Yuchai.
Other Legal Proceedings
     In July 2005, the Industrial Commercial Bank of China (“ICBC”) entered into a loan agreement with several borrowers. Under the loan agreement, Yuchai Express Guarantee Co., Ltd (“YEGCL”) and Shandong Fengya Trading Co., Ltd (“Fengya”) both acted as joint guarantors in exchange for the borrowers using cars purchased as security under the guarantee. Subsequently, YEGCL agreed to pay a sum of Rmb 8 million as a guarantee deposit. When YEGCL discovered that the loan was being wrongly utilized by Fengya instead of the borrowers, it ceased to perform its obligation under the guarantee. In 2007, ICBC commenced legal action against YEGCL for breach of its obligations. YEGCL made a counter-claim to recover the guarantee deposit amount from ICBC, alleging that the loan agreement, and accordingly, the guarantee, was void. YEGCL made a claim for Rmb 8.0 million in addition to interest. The matter was heard on April 3, 2008. As of March 1, 2010, the court’s decision is still pending.
     In 2006, Yuchai initiated a contractual claim against Shenzhen Land Transport Investment Development Co., Ltd. for a sum of Rmb 14.8 million. On November 14, 2007, the trial court ruled in favor of Yuchai. The defendant’s appeal against such ruling was heard by the appeals’ court on May 15, 2008. As of March 1, 2010, the court’s decision is still pending.

ITEM 9.	THE OFFER AND LISTING.
     Since December 16, 1994, the Common Stock has been listed and traded on the NYSE under the symbol “CYD”. The Common Stock is not listed on any other exchanges within or outside the United States.
     The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

	US$	US$
Period	High	Low
2005	14.47	7.02
2006	10.00	4.53
2007	13.85	6.87
2008	11.98	2.49
2009	17.37	3.17
2010 (through March 31, 2010)	19.92	12.30

	US$	US$
Period	High	Low
2008 First Quarter	10.22	7.07
2008 Second Quarter	11.98	8.28
2008 Third Quarter	11.66	7.11
2008 Fourth Quarter	7.69	2.49
2009 First Quarter	5.49	3.17
2009 Second Quarter	8.89	4.48
2009 Third Quarter	10.50	6.60
2009 Fourth Quarter	17.37	8.60
2010 (through March 31, 2010)	19.92	12.30

	US$	US$
Period	High	Low

August 2009	8.46	6.60
September 2009	9.97	8.16
October 2009	12.19	8.60
November 2009	16.85	10.49
December 2009	17.37	14.68
January 2010	19.92	13.21
February 2010	15.18	12.30
March 2010 (through March 31, 2010)	18.67	14.09

ITEM 10.	ADDITIONAL INFORMATION.
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

Independence is defined by various criteria including the absence of a material relationship between director and the listed company. Directors who are employees, are immediate family of the chief executive officer or receive over $120,000 per year in direct compensation from the listed company are not independent.
• Four of our eleven directors, Messrs. Neo Poh Kiat, Tan Aik-Leang, Matthew Richards and Ching Yew Chye are independent within the meaning of the NYSE standards.

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice
Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent.

• The non-management directors of each company must meet at regularly scheduled executive sessions without management.	• Our non-management directors do not meet periodically without management directors.

Audit Committee

• Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with resp ect to accounting, internal accounting controls or auditing matters; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the company to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.
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

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice
internal auditors and the independent auditors.

• Each listed company must disclose whether its board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	• The Board of Directors has identified Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

• Each listed company must have an internal audit function.	• We are a holding company and the majority of business is done at our main subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”). Our group transactions, fees and expenses are reviewed by the Internal Audit Department of Hong Leong Asia. In addition, Yuchai maintains an independent internal audit function, headed by an internal audit manager who reports to the Audit Committee of Yuchai’s Board which approves the audit plans, reviews significant audit issues and monitors corrective actions taken by management.

Compensation Committee

• Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	• Our compensation committee currently has three members, two of whom are independent within the meaning of the NYSE standards.

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

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity-	• We intend to have our shareholders approve equity-

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice
compensation plans and material revisions thereto, with limited exceptions.	compensation plans.

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.	• We have formally adopted various corporate governance guidelines, including Code of Business Conduct and Ethics (described below); Audit Committee Charter; Whistle-blowing Policy; Insider Trading Policy; and Disclosure Controls and Procedures.

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
     On December 10, 2009, the Chinese State Administration of Taxation issued the Circular concerning Strengthening the Administration of Enterprise Income Tax on Income Derived from Transfer of Equity of Non-resident Enterprises (“the Circular 698”), which is effective retroactively to January 1, 2008. Pursuant to Circular 698, income tax may be imposed on the sale of a PRC resident enterprise by a non-resident enterprise (excluding the sale on a public securities market of the equity in a PRC resident enterprise by a non-resident enterprise, where the equity was also acquired on a public securities market by the non-resident enterprise) and, in some cases, on the sale of an offshore intermediary holding company owning a Chinese resident enterprise. If the actual tax burden in the jurisdiction of an offshore intermediary holding company being transferred is less than 12.5%, or if the jurisdiction in which the offshore intermediary holding company resides provides an income tax exemption for foreign-source income, the non-resident investor (actual controller) is required to submit to the competent Chinese tax authority relevant documents including, without limitation, equity transfer contract or agreement, the relationship between non-resident investor and the offshore intermediary holding company in respect of capital funds, operation, purchase and sale, the relationship between the offshore intermediary holding company and the Chinese resident enterprise in respect of capital funds, operation, purchase and sale. In case a non-resident investor (actual controller) makes indirect transfer of the equity of a Chinese resident enterprise in the forms including abusing organization without reasonable commercial purpose to evade the obligation of paying enterprise income tax, the competent tax authority may reconfirm the quality of the equity transfer trading in accordance with the economic substance after reporting to the State Administration of Taxation for the examination and approval to deny the existence of the offshore intermediary holding company for tax planning purposes. The tax authority can adjust the taxable income using reasonable methods, provided that the income is reduced as a result of an equity transfer of a Chinese resident enterprise by a non-resident enterprise to its related parties not applying the arm’s length principle.
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
PFIC Rules
     The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2009. PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
     If a US Holder holds shares in any year in which the Company is a PFIC, that holder will be required to file an annual information report with the Internal Revenue Service.
New Legislation
     Newly enacted legislation requires certain US Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain US Holders who are individuals to report information relating to an interest in our shares, subject to certain exceptions. US Holders should consult their tax advisors regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our shares.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
     We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in TCL and HLGE. There is no ready market in China for Yuchai to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, we also have various credit facilities from banks in Singapore to fund our business expansion plan. As of December 31, 2009, we had outstanding consolidated loans of Rmb 1,079.1 million (US$ 158.1 million). These credit facilities were mainly denominated in Singapore dollars used mainly to invest into Singapore dollars denominated investments of TCL and HLGE. Therefore, this has provided a natural hedge for the Singapore dollars currency.
     The Company is exposed to the following market risk.
Market risk
     Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of the market risk management is to manage and control market risk exposures within acceptable parameters while optimizing the return on risk.
Interest rate risk
     The primary source of the Company’s interest rate risk relates to interest bearing bank deposits and its borrowings from banks and financial institutions. The interest bearing borrowings of the Company are disclosed in Note 19 to the financial statements. As certain rates are based on interbank offer rates, the Company is exposed to cash flow interest rate risk. This risk is not hedged. Interest bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Company, any variation in the interest rates may have a material impact on the results of the Company.
     The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity
     The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest bearing financial liabilities at December 31, 2009 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.
     If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2009 of the Company would increase/decrease by Rmb 12.9 million (US$1.9 million) (2008 : loss decrease/increase by Rmb 2.5 million.
Foreign currency risk
     The Company is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk are primarily the Singapore dollar, Ringgit Malaysia, Chinese Renminbi and United States dollar.
     Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.
     The Company’s exposures to foreign currency are as follows:

	December 31, 2008
			United
	Singapore	Euro	States	Chinese
Group	Dollar	Dollars	Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Other investments	—	—	—	—	—
Trade and other receivables	—	11	119,155	33,613	—
Cash and cash equivalents	758	—	6,047	—	—
Financial liabilities	(491,725)	—		—
Trade and other payables	(72,433)	(908)	(98,711)	(1,418)	(2,827)

In Rmb’000	(563,400)	(897)	26,491	32,195	(2,827)

In US$’000	(82,529)	(131)	3,880	4,716	(414)

	December 31, 2009
			United
	Singapore	Euro	States	Chinese
Group	Dollar	Dollars	Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Other investments	326,058	—	—	—	—
Trade and other receivables	374	9,171	135,981	32,464	—
Cash and cash equivalents	78,372	253	2,636	—	22
Financial liabilities	(492,752)	—		—	—
Trade and other payables	(66,889)	—	(55,095)	(1,446)	(19)

In Rmb’000	(154,837)	9,424	83,522	31,018	3

In US$’000	(22,681)	1,380	12,235	4,544	—

Sensitivity analysis
     A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2008	2009	2009
	Rmb’000	Rmb’000	US$’000
	Profit before tax	Profit before tax	Profit before tax
Singapore dollar	(56,340)	(15,484)	(2,268)
Euro dollar	(90)	942	138
United States dollar	2,649	8,352	1,224
Chinese Renminbi	3,220	3,102	454

Equity price risk
The Company has available-for-sale equity securities which are quoted. The exposure to quoted instruments is limited.
Sensitivity analysis-equity price risk
A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) equity by the following amount:

	2008	2009	2009
	Rmb’000	Rmb’000	US$’000
Equity	—	907	133

The Company has invested in a company that is quoted on the Singapore Stock Exchange, a summary of which is provided below:

		Value as at
	Number of	31 December
	shares	2008	Value as at 31 December 2009
		Rmb	Rmb	US$
		(in millions)	(in millions)	(in millions)
TCL	898,990,352	265.8	327.5	48.0

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
As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. As described below, a material weakness was identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on such evaluation, our management has concluded that, as a result of the material weakness in internal control over financial reporting described below, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective.
B. Management’s Assessment of Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting refers to a process designed by, or under the supervision of, our President and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that receipts and expenditures are being made only in accordance with our management’s and/or our Board of Directors’ authorization; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.
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
Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of management’s evaluation of our internal control over financial reporting, management identified a material weakness in our internal control relating to our financial statement close process.
Financial statement closing process
We did not maintain effective controls over the financial closing process which affected our ability to complete and report our consolidated financial statements in a timely manner. This was evident in two areas where policies and procedures relating to the closure of our books resulted in post-closing adjustments to our books and records. The areas were: (1) the performance of the tax computation, which primarily related to two subsidiaries of Yuchai that were established in 2008, and (2) the reconciliation and elimination of intercompany sales and balances.
As a result of such material weakness, management concluded that our internal control over financial reporting was not effective as of December 31, 2009. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009.
C. Remediation Measures to address Material Weaknesses identified in 2009
Our management performed analysis and procedures to ensure that the consolidated financial statements included in this Annual Report were prepared in conformity with IFRS. Accordingly, our management believes that the consolidated financial statements included in this Annual Report fairly present in all material respects our consolidated financial position, consolidated results of our operations and our cash flows for the periods presented.
For future financial periods and to improve our internal control over financial reporting, management continues to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting. Beginning in late 2008 and continuing through 2009 to the current period, we established a project framework which includes a steering committee as well as a project management office led by a full time manager proficient in Section 404 of the Sarbanes-Oxley Act of 2002, or SOX. We continue to engage external consultants to supplement the internal SOX team as well as to provide relevant training to our employees. Frequent meetings involving these parties are conducted to ensure that pertinent tasks relating to management’s assessment of internal control over financial reporting are progressing on track and completed on time.

In particular, we have implemented and will continue to implement the specific measures described below to remediate the material weakness described above. If unremediated, there is a reasonable possibility that a material misstatement of our financial statements in future financial periods will not be prevented or detected on a timely basis.
Financial statement closing process
We stressed to the finance personnel of Yuchai the importance of complying with the procedures for monthly closing and consolidation activities that are in place. To strengthen the team, we recruited a finance manager in 2009 to be based in Yulin. He will assist the financial controller appointed by the Company to improve monitoring controls and implement changes to strengthen the closing process. In addition, we will continue to engage external consultants to assist with the testing of the processes.While remediation was not complete as at December 31, 2009, during 2010, we will continue to provide training on IFRS and the Company’s accounting policies, monitor the closing processes on a quarterly basis to ensure the adherence to the mentioned policies and procedures in 2010.
D. Remediation Measures to address Material Weaknesses identified in 2008
As previously reported in our annual report on Form 20-F for fiscal year 2008, our management concluded that as a result of the material weaknesses in internal control over financial reporting identified in such report, as of the end of the period covered by such annual report, our internal controls over financial reporting and disclosure controls and procedures were not effective.
We continued to engage in efforts to improve our internal controls over financial reporting and disclosure controls and procedures. In particular, we implemented the following controls to remedy the material weaknesses identified and described in our annual report for fiscal year 2008.

Insufficient knowledge and resources on U.S. generally accepted accounting principles
For the fiscal year ended December 31, 2009, we have adopted International Financial Reporting Standards by applying IFRS 1: First Time Adoption of International Financial Reporting Standards. Our consolidated financial statements as of and for the years ended December 31, 2009 and 2008 included in this Annual Report have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. As a result of the change in reporting standards, we no longer plan to recruit finance personnel with U.S. GAAP knowledge nor continue sending our personnel for training courses on U.S. GAAP. Yuchai prepares its financial statements in conformity with China Accounting Standards which is similar to IFRS in most respects. Singapore GAAP is virtually converged with IFRS. Notwithstanding that our finance personnel are familiar with IFRS, as well as Yuchai’s are familiar with China Accounting Standards, they have all attended formal training courses to refresh and upgrade their knowledge of IFRS. We plan to continue providing formal training courses on IFRS to all finance personnel on a regular basis.
Financial statement closing process
We put in place procedures for monthly closing and consolidation activities and formalized such procedures. Yuchai developed and implemented a comprehensive and documented policy addressing the timelines for closing activities, and the provision, estimation, prepayment, taxation, accrual and consolidation processes and related guidance. Yuchai also put in place procedures to ensure that any changes to the accounts are reviewed prior to being approved and that authorized personnel approves all post-period adjustments. During 2009, we have remediated the deficiencies relating to estimation, provision and accrual processes of the financial statement closing process that were identified in 2008. However, policies and procedures were not fully complied with as at December 31, 2009 specifically relating to the tax computation and elimination of intercompany sales and balances which resulted in post-closing adjustments to our books and records. Since these deficiencies were noted during the year-end financial statement close process for 2009, we determined that the current year matters continued to represent a material weakness as of December 31, 2009.
Segregation of Duties in BOKE system
We formalized IT policies and procedures, and we also specified IT procedures to ensure that user access rights in BOKE are set up with duties appropriately segregated.

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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
     As of the date of this report, the Company’s Audit Committee members are Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Matthew Richards. See “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Pursuant to SEC rules, the Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.
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
ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES.
     The following table sets forth the total remuneration that was billed to the Company by their independent accountants, for each of our previous two fiscal years:

	Audit fees	Audit-related fees	Tax fees	Others	Total
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
2008	29,008 (1)	—	54	—	29,062 (1)
2009	7,333			717	8,050

(1)	Included fees billed by KPMG for the years 2006 and 2007
Audit fees
     Services provided primarily consist of professional services relating to the annual audits of consolidated financial statements as well as statutory audits required by foreign jurisdictions and quarterly reviews.

Audit-related fees
     Services provided primarily consist of agreed-upon procedures in connection with bonds issuance and corporate tax advisory services.
     Prior to the change in our independent auditors from KPMG to E&Y on April 17, 2009, the Company’s Audit Committee pre-approved each engagement of KPMG for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes Oxley Act of 2002, to be performed for the Company for fiscal year 2008. Further to the change in independent auditors from KPMG to E&Y on April 17, 2009, the Company’s Audit Committee pre-approves each engagement of E&Y for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes Oxley Act of 2002, performed and to be performed for the Company in fiscal year 2009 and 2010 respectively.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     Not Applicable
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
We appointed Ernst & Young LLP, Singapore (“E&Y”) as our independent registered public accounting firm with effect from April 17, 2009 at our Annual General Meeting of our shareholders on April 17, 2009. The decision to change the independent registered public accounting firm from KPMG LLP, Singapore (“KPMG”), our previous independent registered public accounting firm, to E&Y followed the decision by KPMG not to stand for re-election at our Annual General Meeting held on April 17, 2009. In addition, a detailed review of the audit process by the Audit Committee together with our Board of Directors also suggested that a change was desirable for cost effectiveness and would improve the efficiency in our financial reporting compliance. The decision to appoint E&Y as our new independent registered public accounting firm was approved by the Board of Directors upon the recommendation of the Audit Committee. KPMG’s resignation became effective on April 17, 2009.
The audit report of KPMG on our consolidated financial statements as of and for the year ended December 31, 2007 prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that there was a separate paragraph stating that:
“As more fully described in Note 5, Note 32 and Note 33(e) to the consolidated financial statements, on December 25, 2007 a subsidiary of the Company purchased a 100% equity interest in Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) from certain related parties in contemplation of the settlement of loans due from Yuchai Marketing Company Limited (“YMCL”), which is also a related party. The recoverability of the loans due from YMCL was previously considered impaired and a loss provision and corresponding valuation allowance in the amount of Rmb 203 million was recognized during the year ended December 31, 2005. Although management of the Company has concluded the subsidiary of the Company is the legal owner of the shares in Yulin Hotel Company and the subsidiary also bears the risks and rewards of ownership in the corresponding operations of Yulin Hotel Company as of December 25, 2007, the transfer of the equity interest was subject to the approval of the appropriate government regulatory agency in the People’s Republic of China. Consequently, no recovery for the previously recorded impairment loss on the loans due from YMCL has been recognized in the Company’s consolidated financial statements as of December 31, 2007. The approval was subsequently obtained on January 13, 2009.”
KPMG did not audit our consolidated financial statements as of and for the year ended December 31, 2008 prepared in accordance with U.S. GAAP and accordingly did not issue a report on the 2008 financial statements. The consolidated financial statements for the fiscal year 2008 was audited by E&Y.
In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2007 prepared in accordance with U.S. GAAP, there were no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F) with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with their report.
The report of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2007 states that based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, we did not maintain effective internal control over financial reporting as of December 31, 2007 because of the effect of certain material weaknesses on the achievement of the objectives of the control criteria, and contained a paragraph stating that management has identified material weaknesses relating to its (1) insufficient U.S. GAAP knowledge and resources, (2) equity method accounting, (3) financial statement closing process, (4) related party transactions, (5) inventory data maintenance, (6) selling price maintenance, (7) information technology, (8) provision for warranty costs and (9) approvals and authorizations. We disclosed these material weaknesses in our Annual Report on Form 20-F for the year ended December 31, 2007 filed by us with the Securities and Exchange Commission (“SEC”) on January 30, 2009. The measures we implemented to remediate the material weaknesses identified above are disclosed in Item 15 of our Annual Reports on Form 20-F for the years ended December 31, 2007, 2008 and this Annual Report.
Except that we did not maintain effective internal control over financial reporting as of December 31, 2007 because of the effect of material weaknesses on the achievement of the objectives of the control criteria as described above, there were no other reportable events (as described in Item 16F(a)(1)(v) of Form 20-F) in connection with KPMG’s audit of our consolidated financial statements as of and for the year ended December 31, 2007 prepared in accordance with U.S. GAAP.
During the 2007 and 2008 fiscal years and the subsequent interim period prior to the appointment of E&Y as our independent registered public accounting firm, neither we nor anyone on our behalf consulted E&Y regarding either (i) the application of accounting principles to a specified completed or proposed transaction or the type of audit opinion that might be rendered on our financial statements and no written report or oral advice was provided by E&Y to us that E&Y concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or a reportable event pursuant to Item 16F(a)(2) of Form 20-F.
We provided a copy of the foregoing disclosure to KPMG. Attached as Exhibit 15.1 is a copy of the letter of KPMG addressed to the SEC dated April 30, 2010.

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
ITEM 18. FINANCIAL STATEMENTS.
Index to Financial Statements
China Yuchai International Limited

ITEM 19. EXHIBITS.
     Exhibits to this Annual Report:

1.1	Memorandum of Association of China Yuchai International Limited or the Registrant (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed by the Registrant on December 8, 1994 (File No. 33-86162), or the Form F-1).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment no. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-013522), or Form 20-F FY2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited, or Yuchai, and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162)).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form F-1, filed by the Registrant on December 15, 1994 (File No. 33-86162)).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File no. 33-86162)).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004, or Form 20-F FY2003).

4.9	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.10	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.11	Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

4.12	Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.13	Cooperation Agreement among the Registrant, Yuchai, Coomber and Guangxi Yuchai Machinery Group Company Limited, dated June 30, 2007 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on July 5, 2007 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant. (Filed herewith)

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)

15.1	Letter from KPMG LLP to the Securities and Exchange Commission dated April 30, 2010.
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

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Saw Boo Guan
Name: Saw Boo Guan
Title: President and Director
Date: April 30, 2010

Exhibit Index

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of China Yuchai International Limited or the Registrant (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed by the Registrant on December 8, 1994 (File No. 33-86162), or the Form F-1).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment no. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-013522), or Form 20-F FY2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited, or Yuchai, and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162)).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form F-1, filed by the Registrant on December 15, 1994 (File No. 33-86162)).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File no. 33-86162)).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004, or Form 20-F FY2003).

4.9	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.10	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.11	Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

Exhibit
Number	Description of Exhibit

4.12	Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.13	Cooperation Agreement among the Registrant, Yuchai, Coomber and Guangxi Yuchai Machinery Group Company Limited, dated June 30, 2007 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on July 5, 2007 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant. (Filed herewith)

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)

15.1	Letter from KPMG LLP to the Securities and Exchange Commission dated April 30, 2010
The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

China Yuchai International Limited
China Yuchai International Limited
Consolidated Financial Statements
December 31, 2008 and December 31, 2009

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of China Yuchai International Limited
We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to the company’s financial statement closing process.
The material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated April 30, 2010 on those financial statements.
In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, China Yuchai International Limited has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
/s/ Ernst & Young LLP
Singapore
April 30, 2010

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of China Yuchai International Limited
We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited and subsidiaries (the “Group”) as of December 31, 2008 and 2009, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and statements of cash flows for each of the two years in the period ended December 31, 2009, and the opening IFRS balance sheet at January 1, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited and subsidiaries as of January 1, 2008, December 31, 2008 and December 31, 2009, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2010, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Ernst & Young LLP
Singapore
April 30, 2010

China Yuchai International Limited
Consolidated Income Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2008	31.12.2009	31.12.2009
		Rmb’000	Rmb’000	US$’000

Continuing operations
Sales of goods	9	10,358,124	13,139,578	1,924,733
Rendering of services	9	46,664	36,325	5,321

Revenue	9	10,404,788	13,175,903	1,930,054
Cost of sales (goods)	10.1	(8,328,058)	(10,612,260)	(1,554,522)
Cost of sales (services)	10.1	(27,594)	(17,825)	(2,611)

Gross profit		2,049,136	2,545,818	372,921
Other income	10.2	19,460	77,555	11,361
Research and development costs	10.1, 10.3	(184,794)	(297,259)	(43,544)
Selling, distribution and administrative costs	10.1	(1,268,060)	(1,471,857)	(215,603)

Operating profit		615,742	854,257	125,135
Finance costs	10.4	(150,409)	(77,493)	(11,352)
Share of profit of an associate	7	2,717	2,954	433
Share of results of joint ventures	8	13,692	(16,000)	(2,344)
Gain on acquisition of Guangxi Yulin Hotel Company in settlement of past loan	31	—	202,950	29,729

Profit before tax from continuing operations		481,742	966,668	141,601
Income tax expense	11	(110,526)	(147,223)	(21,565)

Profit for the year from continuing operations		371,216	819,445	120,036

Discontinued operations
(Loss)/Profit after tax for the year from discontinued operations	12	(33,985)	13,022	1,907

Profit for the year		337,231	832,467	121,943

Attributable to: —
Equity Holders of the Parent		240,036	628,331	92,040
Minority interest		97,195	204,136	29,903

		337,231	832,467	121,943

Earnings per share	13
For profit from continuing operations:
— basic, profit for the year attributable to ordinary equity holders of the Parent		7.35	16.51	2.42
— diluted, profit for the year attributable to ordinary equity holders of the Parent		7.35	16.51	2.42

China Yuchai International Limited
Consolidated Income Statements (cont’d)
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2008	31.12.2009	31.12.2009
		Rmb’000	Rmb’000	US$’000

Earnings per share (cont’d)
For profit for the year:
— basic, profit for the year attributable to ordinary equity holders of the Parent		6.44	16.86	2.47
— diluted, profit for the year attributable to ordinary equity holders of the Parent		6.44	16.86	2.47

Weighted average number of shares
— Basic		37,267,673	37,267,673	37,267,673
— Diluted		37,267,673	37,267,673	37,267,673

China Yuchai International Limited
Consolidated Statements of Comprehensive Income
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2008	31.12.2009	31.12.2009
		Rmb’000	Rmb’000	US$’000

Profit for the year		337,231	832,467	121,943

Other comprehensive (loss)/income
Foreign currency translation		10,343	(11,201)	(1,641)
Share of other comprehensive (loss)/income of associates		(90,265)	21,038	3,082
Others		4,740	(647)	(95)

Other comprehensive (loss)/income for the year, net of tax		(75,182)	9,190	1,346

Total comprehensive income for the year, net of tax		262,049	841,657	123,289

Attributable to:

Equity holders of the Parent		151,984	640,908	93,883
Minority interest		110,065	200,749	29,406

		262,049	841,657	123,289

China Yuchai International Limited
Consolidated Statements of Financial Position
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	1.1.2008	31.12.2008	31.12.2009	31.12.2009
		Rmb’000	Rmb’000	Rmb’000	US$’000

Assets
Non-current assets

Property, plant and equipment	14	2,662,370	2,719,773	3,146,206	460,867
Investment properties	15	39,137	34,146	33,852	4,959
Prepaid operating leases	16	162,235	159,156	355,931	52,138
Goodwill	17	218,311	212,636	212,636	31,148
Investment in associates	7	452,767	328,600	39,644	5,807
Investment in joint ventures	8	160,125	164,979	196,988	28,856
Other receivables	18	65,223	61,475	72,183	10,574
Deferred tax asset	11	147,860	145,233	241,718	35,408
Other investments		7,007	6,765	6,761	990

		3,915,035	3,832,763	4,305,919	630,747

Current assets
Inventories	21	1,647,075	2,250,044	2,130,026	312,014
Trade and bills receivables	23	3,109,244	2,538,135	2,506,701	367,191
Prepayments		54,057	150,581	97,092	14,222
Other receivables	24	203,290	223,686	181,550	26,594
Income tax recoverable		27,990	46,296	6,680	979
Prepaid operating leases	16	5,767	6,151	7,273	1,065
Other current financial assets	22	110,344	96,293	91,202	13,360
Cash and cash equivalents	25	759,837	823,695	3,657,981	535,834

		5,917,604	6,134,881	8,678,505	1,271,259
Assets classified as held for sale	12	—	—	321,487	47,092

		5,917,604	6,134,881	8,999,992	1,318,351

Total assets		9,832,639	9,967,644	13,305,911	1,949,098

Equity and liabilities
Equity attributable to equity holders of the Parent
Issued capital	26	1,724,196	1,724,196	1,724,196	252,567
Preference shares	26	36	36	36	5
Statutory reserves	28	270,339	287,473	291,686	42,727
Capital reserves		3,297	2,942	2,942	431
Retained earnings		1,314,591	1,527,006	2,125,059	311,287
Reserve of asset classified as held for sale		—	—	(9,661)	(1,416)
Other components of equity		(8,418)	(96,473)	(84,927)	(12,440)

Equity attributable to equity holders of the Parent		3,304,041	3,445,180	4,049,331	593,161

Minority interests		1,035,833	1,169,779	1,360,459	199,285

Total equity		4,339,874	4,614,959	5,409,790	792,446

China Yuchai International Limited
Consolidated Statements of Financial Position (cont’d)
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	1.1.2008	31.12.2008	31.12.2009	31.12.2009
		Rmb’000	Rmb’000	Rmb’000	US$’000

Non-current liabilities
Interest-bearing loans and borrowings	19	313,102	176,756	625,256	91,590
Other liabilities	19	2,296	2,080	26,877	3,937
Deferred tax liability	11	466	16,158	31,840	4,664
Deferred grants	20	—	—	176,035	25,786

		315,864	194,994	860,008	125,977

Current liabilities
Trade and other payables	29	3,693,444	3,604,128	6,190,246	906,770
Interest-bearing loans and borrowings	19	1,276,951	1,148,732	453,792	66,473
Provision for taxation		11,603	13,277	122,308	17,916
Other liabilities	19	5	5	10,233	1,499
Provision for product warranty	30	194,898	188,599	259,534	38,017
Deferred gain	31	—	202,950	—	—

		5,176,901	5,157,691	7,036,113	1,030,675

Total liabilities		5,492,765	5,352,685	7,896,121	1,156,652

Total equity and liabilities		9,832,639	9,967,644	13,305,911	1,949,098

China Yuchai International Limited
Consolidated Statements of Changes in Equity
(Rmb and US$ amounts expressed in thousands, except per share data)

						Other components of equity
						Foreign		Per-
	Issued	Preference	Statutory			currency	Revaluation	formance
	capital	shares	reserves	Capital	Retained	translation	reserve	shares		Minority	Total
	(Note 26)	(Note 26)	(Note 28)	reserves	earnings	reserve	(Note i)	reserve	Total	interest	equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2008	1,724,196	36	270,339	3,297	1,314,591	(65,915)	54,950	2,547	3,304,041	1,035,833	4,339,874
Profit for the year	—	—	—	—	240,036	—	—	—	240,036	97,195	337,231
Other comprehensive income	—	—	—	(355)	358	(9,302)	(78,767)	14	(88,052)	12,870	(75,182)

Total comprehensive income	—	—	—	(355)	240,394	(9,302)	(78,767)	14	151,984	110,065	262,049
Transfer to statutory reserves	—	—	17,134	—	(2,093)	—	—	—	15,041	—	15,041
Dividends paid to minority interests of subsidiaries	—	—	—	—	—	—	—	—	—	(33,473)	(33,473)
Dividends declared (US$0.10 per share) (Note 27)	—	—	—	—	(25,886)	—	—	—	(25,886)	—	(25,886)
Minority interests arising from incorporation of new subsidiaries	—	—	—	—	—	—	—	—	—	57,354	57,354

At December 31,2008	1,724,196	36	287,473	2,942	1,527,006	(75,217)	(23,817)	2,561	3,445,180	1,169,779	4,614,959

China Yuchai International Limited
Consolidated Statements of Changes in Equity (cont’d)
(Rmb and US$ amounts expressed in thousands, except per share data)

							Other components of equity
										Premium
						Reserve of				paid for
						asset	Foreign		Per-	acquisition
	Issued	Preference	Statutory			classified as	currency	Revaluation	formance	of minority
	capital	shares	reserves	Capital	Retained	held for sale	translation	reserve	shares	interest		Minority	Total
	(Note 26)	(Note 26)	(Note 28)	reserves	earnings	(Note 12)	reserve	(Note i)	reserve	(Note ii)	Total	interest	equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2009	1,724,196	36	287,473	2,942	1,527,006	—	(75,217)	(23,817)	2,561	—	3,445,180	1,169,779	4,614,959

Profit for the year	—	—	—	—	628,331	—	—	—	—	—	628,331	204,136	832,467

Other comprehensive income	—	—	—	—	—	—	(10,870)	23,447	—	—	12,577	(3,387)	9,190

Total comprehensive income for the year	—	—	—	—	628,331	—	(10,870)	23,447	—	—	640,908	200,749	841,657

Transfer to statutory reserves	—	—	4,821	—	(4,821)	—	—	—	—	—	—	—	—

Dividends paid to minority interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(27,988)	(27,988)

Dividends declared (US$0.10 per share) (Note 27)	—	—	—	—	(25,457)	—	—	—	—	—	(25,457)	—	(25,457)

Liquidation of subsidiaries	—	—	(608)	—	—	—	—	—	—	—	(608)	—	(608)

Minority interests arising from increase in share capital of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	37,225	37,225

Acquisition of minority interests	—	—	—	—	—	—	—	—	—	—	—	(19,306)	(19,306)

Premium paid on acquisition of minority interests	—	—	—	—	—	—	—	—	—	(10,692)	(10,692)	—	(10,692)

Reserve attributable to asset classified as held for sale	—	—	—	—	—	(9,661)	11,937	370	(2,646)	—	—	—	—

At December 31,2009	1,724,196	36	291,686	2,942	2,125,059	(9,661)	(74,150)	—	(85)	(10,692)	4,049,331	1,360,459	5,409,790

US$	252,567	5	42,727	431	311,287	(1,416)	(10,862)	—	(12)	(1,566)	593,161	199,285	792,446

Note:

(i)	The revaluation reserve arises from the changes in the net fair value of investment in Thakral Corporation Limited (an associate of the Group).

(ii)	In March 2009, the Company acquired an additional 23.08% equity interest in YEGCL from its minority interests for a cash consideration of Rmb 30,000k. As a result of this acquisition, YEGCL became a wholly-owned subsidiary of the Company. On the date of acquisition, the book value of the additional interest acquired was Rmb 19,308k. The difference between the consideration and the book value of the interest acquired of Rmb 10,692k is reflected in equity as premium paid on acquisition of minority interests.

China Yuchai International Limited
Consolidated Statements of Cash Flows
(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Operating activities
Profit before tax from continuing operations	481,742	966,668	141,601
Loss before tax from discontinued operations	(33,985)	13,022	1,907

Profit before tax, total	447,757	979,690	143,508
Adjustments for:
Gain on acquisition of Guangxi Yulin Hotel Company in settlement of past loan	—	(202,950)	(29,729)
Allowance for doubtful debts made/(written back) (net)	25,349	(41,162)	(6,029)
Allowance for stock obsolescence	52,747	154,700	22,661
Depreciation of property, plant and equipment and investment properties	265,834	277,332	40,625
Amortization of intangible assets	6,794	7,982	1,169
Dividend income from associates	—	(11,162)	(1,635)
Impairment of property, plant and equipment and prepaid operating leases	69,930	7,785	1,140
Write off of property, plant & equipment	912	5,723	838
Write back of trade and other payables	(869)	(23,649)	(3,464)
Write back of provision for impairment of receivables-Malkn	—	(4,895)	(717)
Impairment of goodwill	5,675	—	—
Share of net (profit)/loss of associates and joint ventures	(16,409)	13,046	1,911
Loss on other investments	153	—	—
Negative goodwill recognized	(12,368)	—	—

Exchange loss on financing activities	3,172	6,543	958
Loss on disposal of property, plant and equipment	3,525	8,618	1,262
Gain on disposal of associates	—	(1,906)	(279)
Tax refund on reinvestment of net foreign dividend	(2,440)	—	—
Finance costs	150,409	77,493	11,352
Interest income	(15,228)	(31,576)	(4,625)

Loss/(profit) from discontinued operations	33,985	(13,022)	(1,907)
Changes in working capital
Increase in inventories	(653,827)	(49,006)	(7,179)
Decrease in trade and other receivables	338,716	290,601	42,568
Increase in trade and other payables	3,064	2,565,933	375,867
Decrease in balances with related corporations	89,591	24,953	3,655
(Increase)/decrease in balances with holding company	(3,577)	2,022	296

Decrease in development properties	4,816	5,393	790
Income taxes paid	(100,531)	(79,128)	(11,590)

Net cash flows from operating activities	697,180	3,969,358	581,446

China Yuchai International Limited
Consolidated Statements of Cash Flows (cont’d)
(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2008	31.12.2009	31.12.2009
	Rmb$’000	Rmb’000	US$’000

Investing activities
Acquisition/additional investment in subsidiaries, net of cash acquired	(11,624)	—	—
Acquisition/additional investment in associates & joint ventures	(1,069)	(69,400)	(10,166)
Dividends received from associates	—	16,931	2,480
Dividends received from joint ventures	10,476	19,122	2,801
Interest received	88,487	31,578	4,625
Purchase of other investments	—	(82)	(12)
Payment for prepaid operating leases	—	(205,879)	(30,157)
Proceeds from sale of property, plant and equipment	37,789	64,745	9,484
Purchase of property, plant and equipment and construction in progress (includes interest capitalized)	(376,440)	(780,836)	(114,380)
Tax refund on reinvestment of net foreign dividend	2,440	—	—
Proceeds from disposal of associates	—	1,906	279
Acquisition of a minority interests	—	(29,998)	(4,394)
Proceeds from redemption of preference shares in an associated company	—	551	81
Proceeds from government grants	31,514	150,917	22,107

Net cash flows used in investing activities	(218,427)	(800,445)	(117,252)

Financing activities
Dividends paid to minority interests	(33,473)	(27,988)	(4,100)
Dividends paid to equity holders of the parent	(25,886)	(25,457)	(3,729)
Interest paid	(194,579)	(93,433)	(13,686)
Payment of finance lease liabilities	—	(5,014)	(735)
Proceeds from borrowings	1,093,528	998,402	146,250
Repayment of borrowings	(1,287,397)	(1,256,441)	(184,048)
Capital contributions from minority interests	49,231	37,225	5,453
Fixed deposits pledged with banks for banking facilities	5	(19)	(3)
Redemption of preference shares	—	—	—
Proceeds from sale and leaseback arrangement	—	40,000	5,859

Net cash flows used in financing activities	(398,571)	(332,725)	(48,739)

Net increase in cash and cash equivalents	80,182	2,836,188	415,455
Cash and cash equivalents at 1 January	759,837	823,695	120,658

Effect of exchange rate changes on balances in foreign currencies	(16,324)	(1,902)	(279)

Cash and cash equivalents at 31 December	823,695	3,657,981	535,834

Significant non-cash investing and financing transactions
On March 31, 2008, offset agreements were entered into by Yuchai to effect the settlement of the Rmb 205 million loans receivable against the liability of Rmb 245.6 million arising from the purchase of 100% equity interest in Yulin Hotel Company with the balance settled through offset of certain trade receivables due from YMCL, the Guarantors and other related parties (see Note 31).
For the years ended December 31, 2008 and December 31, 2009, certain customers settled their debts with trade bills amounting to Rmb 6,803 and Rmb 10,552 respectively. These outstanding trade bills were classified as bills receivables in the financial statements.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information
The consolidated financial statements of China Yuchai International Limited and its subsidiaries (the “Group”) for the years ended December 31, 2008 and 2009 were authorized for issue in accordance with a resolution of the directors April 30, 2010. China Yuchai International Limited is a limited company incorporated under the laws of Bermuda whose shares are publicly traded. The registered office located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581.

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

Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) (previously known Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited) and Yuchai Express Guarantee Co., Ltd (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion. YEGCL has no more guarantee commitments remaining at the end of 2009. As at December 31, 2009, Yuchai held an equity interest of 71.83%, 97.14% and 100.0% respectively in these companies. As at January 1, 2008, December 31, 2008 and 2009, YMMC had direct controlling interests in twenty five, thirty and thirty one subsidiaries respectively, which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC. In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai. Diesel Engines Co., Ltd. This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen Fujian province in China.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)
On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd or Geely and Zhejiang Yilun Machinery Company Limited or Yinlun to consider establishing a proposed company to develop diesel engines for passenger cars in China. Yuchai was to be the largest shareholder followed by Geely as the second largest shareholder. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint entities in Tiantai, Zhejiang Province and Jining, Shandong Province. The entities will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. Yuchai will be the controlling shareholder with 52% with Geely and Yinlun holding 30 % and 18 % shareholding respectively in both entities. These two entities have been duly incorporated.

In December 2007, Yuchai purchased a subsidiary, Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”).

On December 17, 2009, Yuchai, pursuant to a Framework Agreement entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd (“CIMC”) and Chery Automobile Co., Ltd. (“Chery”) (collectively referred to as “CIMC-Chery”), and Shenzhen City Jiusi Investment Management Co., Ltd (“Jiusi”) incorporated Y & C Engine Co., Ltd. in Wuhu City, Anhui Province (“the JV Company”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L including the engines of YC6K series. The registered capital of the JV Company is Rmb 500,000,000. Yuchai and Jirui United each hold 45% in the joint venture with Jiusi holding the remaining 10%.

In March 2005, the Company through Venture Delta Limited or Venture Delta acquired 14.99% of the ordinary shares of Thakral Corporation Ltd (“TCL”). TCL is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Three directors out of eleven directors on the board of TCL are appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of TCL, management has concluded that the Company has the ability to exercise significant influence over the operating and financial policies of TCL. Consequently, the Company’s consolidated financial statements include the Company’s share of the results of TCL, accounted for under the equity method. The Company acquired an additional 1% of the ordinary shares of TCL in September 2005. As a result of the rights issue of 87,260,288 rights shares on February 16, 2006, the Company’s equity interest in TCL increased to 19.4%. On August 15, 2006, the Company exercised its right to convert all of its 52,933,440 convertible bonds into 529,334,400 new ordinary shares in the capital of TCL. Upon the issue of the new shares, the Company’s interest in TCL has increased to 36.6% of the total issued and outstanding ordinary shares. During the year ended December 31, 2007, the Company did not acquire new shares in TCL. However, as a result of conversion of convertible bonds into new ordinary shares by TCL’s third party bondholders, the Company’s interest in TCL was diluted to 34.4%. On September 2, 2008, Venture Delta transferred 1,000,000 ordinary shares, representing 0.04% interest in TCL to Grace Star Services Ltd (“GSS”).

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)
On December 1, 2009, TCL announced its plan to return surplus capital of approximately S$130.6 million to shareholders by way of the Capital Reduction Exercise. Concurrently with the Capital Reduction Exercise, VDL and GSS intend to appoint a broker to sell 550,000,000 shares out of their 898,990,352 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 1, 2009, from the date that an associate is classified as held for sale, the Group ceased to apply the equity method and the investment in TCL is measured at the lower of the carrying amount and fair value less cost to sell and classified as held-for-sale.

On February 7, 2006, the Company acquired 29.1% of the ordinary shares of HL Global Enterprises Limited (formerly known as HLG Enterprise Limited (“HLGE”). HLGE is a public company listed on the main board of the Singapore Exchange. HLGE is primarily engaged in investment holding, and through its group companies, invests in rental property, hospitality and property developments in Asia. On November 15, 2006, the Company exercised its right to convert all of its 196,201,374 non-redeemable convertible cumulative preference shares (“NCCPS”) into 196,201,374 new ordinary shares in the capital of HLGE. Upon the issue of the new shares, the Company’s equity interest in HLGE has increased to 45.4% of the enlarged total number of ordinary shares in issue.

The Company considers its ability to exercise the potential voting privileges in the RCPS instruments in HLGE when assessing the entity’s power to govern the financial and operating policies of HLGE and concluded that the Company has the ability to control HLGE. Consequently, the Company consolidated HLGE with effect from November 15, 2006. During the year ended December 31, 2007, the Company did not acquire new shares in HLGE. However, new ordinary shares were issued by HLGE arising from the third party’s conversion of non-redeemable convertible cumulative preference shares, and the Company’s interest in HLGE was diluted to 45.4%. With the conversion of 17,300,000 Existing HLGE RCPS B into HLGE ordinary shares on the Mandatory Conversion Date, the Company’s shareholding interest in HLGE increased from 45.4% to 46.4% with effect from March 24, 2010 upon receipt of regulatory approval. If all the RCPS were fully converted to ordinary shares, the Company’s interest in HLGE would exceed 50%.

As at January 1, 2008 and December 31, 2008, three directors out of seven directors on the board of HLGE were appointed by the Company. Four directors out of eight directors on the board of HLGE were appointed by the Company as at December 31, 2009.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies

2.1	Basis of preparation
The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in Renminbi (RMB) and all values in the tables are rounded to the nearest thousand ($’000) except when otherwise indicated.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For all periods up to and including the year ended December 31, 2008, the Group prepared its financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). These financial statements, for the year ended December 31, 2009, are the first the Group has prepared in accordance with IFRS.

Accordingly, the Group has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2009 as described in the accounting policies. In preparing these financial statements, the Group’s opening statement of financial position was prepared as at January 1, 2008, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its US GAAP statement of financial position as at January 1, 2008 and its previously published US GAAP financial statements for the year ended December 31, 2008.

IFRS 1 First —Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRSs effective for December 2009 year ends. The Group has applied the following exemption:

— IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2008.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of reconciliation of the accounts presented in accordance with US GAAP and IFRS

Consolidated Income Statement for the year ended December 31, 2008

		Consolidation	Amortisation	Negative
	US GAAP	of HLGE	of gains	Goodwill	Others	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Note 2.1.1)	(Note 2.1.3)	(Note 2.1.2)	(Note 2.1.6)

Continuing operations
Turnover
Sales of goods	10,384,022	—	—	—	(25,898)	10,358,124
Rendering of services	—	20,766	—	—	25,898	46,664
Cost of sales (goods)	(8,561,520)	—	—	—	233,462	(8,328,058)
Cost of sales (services)	—	(9,676)	—	—	(17,918)	(27,594)

Gross profit	1,822,502	11,090	—	—	215,544	2,049,136
Other income	43,261	(32,161)	—	12,368	(4,008)	19,460
Research and development costs	(177,370)	—	—	—	(7,424)	(184,794)
Selling, distribution and administrative costs	(1,041,225)	(24,009)	—	—	(202,826)	(1,268,060)

Profit from operations	647,168	(45,080)	—	12,368	1,286	615,742
Interest expenses	(146,973)	(2,150)	—	—	(1,286)	(150,409)
Share of results of associates	(36,573)	7,502	(1,348)	(849)	33,985	2,717
Share of results of joint ventures	—	13,692	—	—	—	13,692

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of reconciliation of the accounts presented in accordance with US GAAP and IFRS (cont’d)

Consolidated Income Statement for the year ended December 31, 2008 (cont’d)

		Consolidation	Amortisation	Negative
	US GAAP	of HLGE	of gains	goodwill	Others	Reclassifications	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000		Rmb’000
		(Note 2.1.1)	(Note 2.1.3)	(Note 2.1.2)	(Note 2.1.6)	(Note 2.1.5)

Profit from ordinary operations before tax	463,622	(26,036)	(1,348)	11,519	33,985	—	481,742
Income tax expense	(110,531)	5	—	—	—	—	(110,526)

Profit from ordinary operations after tax	353,091	(26,031)	(1,348)	11,519	33,985	—	371,216
Discontinued operations
Loss after tax for the year from discontinued operations	—	—	—	—	(33,985)		(33,985)

Profit after tax for the year	353,091	(26,031)	(1,348)	11,519	—	—	337,231
Minority interest	(100,641)	9,026	—	(5,580)	—	97,195	—

Net income	252,450	(17,005)	(1,348)	5,939	—	97,195	337,231

Other comprehensive (loss)/income
Foreign currency translation	1,647	8,696	—	—	—	—	10,343
Share of other comprehensive loss of associates	(80,196)	(10,072)	—	—	—	—	(90,265)
Net unrealized loss on investment securities, net of tax	(26,696)	26,696	—	—	—	—	—
Other	—	4,740	—	—	—	—	4,740

Other comprehensive (loss)/income, net of tax	(105,245)	30,060	—	—	—	—	(75,182)

Total comprehensive income for the year, net of tax	147,205	13,055	(1,348)	5,939	—	97,195	262,049

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of Reconciliation of the accounts presented in accordance with US GAAP and IFRS (cont’d)

Consolidated Statement of Financial Position as at January 1, 2008 (date of transition to IFRS)

		Consolidation	Negative	Amortisation		Reclassifi-
	US GAAP	of HLGE	goodwill	of gains	Borrowings	cations	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Note 2.1.1)	(Note 2.1.2)	(Note 2.1.3)	(Note 2.1.4)	(Note 2.1.5)

ASSETS
Current assets
Cash and cash equivalents	520,945	238,892	—	—	—	—	759,837
Trade receivables and bills receivable, net	3,107,785	1,459	—	—	—	—	3,109,244
Amounts due from related parties	143,652	17,373	—	—	—	—	161,025
Loans receivable from a related party, net	2,050	—	—	—	—	—	2,050
Loans to customers	3,361	—	—	—	—	—	3,361
Inventories	1,647,025	50	—	—	—	—	1,647,075
Lease prepayments	—	—	—	—	—	5,767	5,767
Prepayments	31,752	78	—	—	—	22,227	54,057
Other receivables	97,074	(37,993)	—	—	—	(22,227)	36,854
Income tax recoverable	27,990	—	—	—	—	—	27,990
Deferred income taxes	114,361	—	—	—	—	(114,361)	—
Development properties	—	110,344	—	—	—	—	110,344

Total current assets	5,695,995	330,203	—	—	—	(108,594)	5,917,604

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of Reconciliation of the accounts presented in accordance with US GAAP and IFRS (cont’d)

Consolidated Statement of Financial Position as at January 1, 2008 (date of transition to IFRS) (cont’d)

		Consolidation	Negative	Amortisation
	US GAAP	of HLGE	goodwill	of Gains	Borrowings	Reclassifications	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Note 2.1.1)	(Note 2.1.2)	(Note 2.1.3)	(Note 2.1.4)	(Note 2.1.5)

Assets
Non-current assets
Property, plant and equipment	2,158,246	319,203	—	—	—	—	2,477,449
Construction in progress	184,921	—	—	—	—	—	184,921
Lease prepayments	168,002	—	—	—	—	(5,767)	162,235
Investments in associated corporations	505,009	(75,888)	10,573	13,073	—	—	452,767
Investments in joint ventures	—	160,125	—	—	—	—	160,125
Other investments	615,201	(608,194)	—	—	—	—	7,007
Investment properties	—	39,137	—	—	—	—	39,137
Goodwill	218,311	—	—	—	—	—	218,311
Deferred income taxes	33,499	—	—	—	—	114,361	147,860
Amount due from associate	—	65,223	—	—	—	—	65,223

Total non-current assets	3,883,189	(100,394)	10,573	13,073	—	108,594	3,915,035

TOTAL ASSETS	9,579,184	229,809	10,573	13,073	—	—	9,832,639

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of Reconciliation of the accounts presented in accordance with US GAAP and IFRS (cont’d)

Consolidated Statement of Financial Position as at January 1, 2008 (date of transition to IFRS) (cont’d)

		Consolidation	Negative	Amortisation
	US GAAP	of HLGE	goodwill	of	Borrowings	Reclassifications	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Note 2.1.1)	(Note 2.1.2)	(Note 2.1.3)	(Note 2.1.4)	(Note 2.1.5)

Liabilities
Current liabilities
Short-term bank loans	819,164	—	—	—	457,787	—	1,276,951
Amount due to holding company	380,521	—	—	—	—	—	380,521
Amount due to related parties	5,278	—	—	—	—	—	5,278
Trade payables	2,509,962	7,940	—	—	—	—	2,517,902
Income taxes payable	5,663	5,940	—	—	—	—	11,603
Accrued expenses and other liabilities	946,675	37,966	—	—	—	(194,898)	789,743
Other liabilities	—	5	—	—	—	—	5
Provision for product warranty	—	—	—	—	—	194,898	194,898

Total current liabilities	4,667,263	51,851	—	—	457,787	—	5,176,901

Non-current liabilities
Long-term liabilities	767,929	2,960	—	—	(457,787)	—	313,102
Other liabilities	—	2,296	—	—	—	—	2,296
Deferred tax liability	—	466	—	—	—	—	466

Total non-current liabilities	767,929	5,722	—	—	(457,787)	—	315,864

TOTAL LIABILITIES	5,435,192	57,573	—	—	—	—	5,492,765

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of Reconciliation of the accounts presented in accordance with US GAAP and IFRS (cont’d)

Consolidated Statement of Financial Position as at January 1, 2008 (date of transition to IFRS) (cont’d)

		Consolidation	Negative	Amortisation
	US GAAP	of HLGE	goodwill	of gains	Borrowings	Reclassifications	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Note 2.1.1)	(Note 2.1.2)	(Note 2.1.3)	(Note 2.1.4)	(Note 2.1.5)

Equity attributable to equity holders of the parent
Issued capital	1,724,196	—	—	—	—	—	1,724,196
Preference shares	—	36	—	—	—	—	36
Statutory reserves	270,339	—	—	—	—	—	270,339
Capital reserves	—	3,297	—	—	—	—	3,297
Retained earnings	1,145,350	145,595	10,573	13,073	—	—	1,314,591
Other components of equity	154,580	(162,998)	—	—	—	—	(8,418)

Equity attributable to equity holders of the parent	3,294,465	(14,070)	10,573	13,073	—	—	3,304,041

Minority interests	849,527	186,306	—	—	—	—	1,035,833

Total equity	4,143,992	172,236	10,573	13,073	—	—	4,339,874

TOTAL EQUITY AND LIABILITIES	9,579,184	229,809	10,573	13,073	—	—	9,832,639

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of Reconciliation of the accounts presented in accordance with US GAAP and IFRS (cont’d)

Consolidated Statement of Financial Position as at December 31, 2008

		Consolidation	Negative	Amortisation
	US GAAP	of HLGE	goodwill	of gains	Borrowings	Reclassifications	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Note 2.1.1)	(Note 2.1.2)	(Note 2.1.3)	(Note 2.1.4)	(Note 2.1.5)

ASSETS
Current assets
Cash and cash equivalents	693,436	130,259	—	—	—	—	823,695
Trade receivables and bills receivable, net	2,537,681	454	—	—	—	—	2,538,135
Amounts due from related parties	139,267	5,655	—	—	—	—	144,922
Loans to customers	156	—	—	—	—	—	156
Inventories	2,250,030	14	—	—	—	—	2,250,044
Lease prepayments	—	—	—	—	—	6,151	6,151
Prepayments	106,585	903	—	—	—	43,093	150,581
Other receivables	181,699	(59,998)	—	—	—	(43,093)	78,608
Deferred income taxes	125,788	—	—	—	—	(125,788)	—
Income tax recoverable	46,296	—	—	—	—	—	46,296
Development properties	—	96,293	—	—	—	—	96,293

Total current assets	6,080,938	173,580	—	—	—	(119,637)	6,134,881

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of Reconciliation of the accounts presented in accordance with US GAAP and IFRS (cont’d)

Consolidated Statement of Financial Position as at December 31, 2008 (cont’d)

		Consolidation	Negative	Amortisation
	US GAAP	of HLGE	goodwill	of Gains	Borrowings	Reclassifications	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Note 2.1.1)	(Note 2.1.2)	(Note 2.1.3)	(Note 2.1.4)	(Note 2.1.5)

Assets
Non-current assets
Property, plant and equipment	2,149,290	311,869	5,742	—	—	—	2,466,901
Construction in progress	252,872	—	—	—	—	—	252,872
Lease prepayments	158,681	—	6,626	—	—	(6,151)	159,156
Investments in associated corporations	392,386	(85,317)	9,724	11,807	—	—	328,600
Investments in joint ventures	—	164,979	—	—	—	—	164,979
Other investments	446,430	(439,665)	—	—	—	—	6,765
Investment properties	—	34,146	—	—	—	—	34,146
Goodwill	212,636	—	—	—	—	—	212,636
Amount due from associate	—	61,475	—	—	—	—	61,475
Deferred income taxes	19,445	—	—	—	—	125,788	145,233

Total non-current assets	3,631,740	47,487	22,092	11,807	—	119,637	3,832,763

TOTAL ASSETS	9,712,678	221,067	22,092	11,807	—	—	9,967,644

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of Reconciliation of the accounts presented in accordance with US GAAP and IFRS (cont’d)

Consolidated Statement of Financial Position as at December 31, 2008 (date of transition to IFRS) (cont’d)

		Consolidation	Negative	Amortisation
	US GAAP	of HLGE	goodwill	of	Borrowings	Reclassifications	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Note 2.1.1)	(Note 2.1.2)	(Note 2.1.3)	(Note 2.1.4)	(Note 2.1.5)
Liabilities
Current liabilities
Short-term bank loans	1,068,675	2,284	—	—	77,773	—	1,148,732
Amount due to holding company	451	—	—	—	—	—	451
Amount due to related parties	204,910	—	—	—	—	—	204,910
Trade payables	2,612,928	6,208	—	—	—	—	2,619,136
Income taxes payable	10,998	2,279	—	—	—	—	13,277
Accrued expenses and other liabilities	937,084	31,146	—	—	—	(188,599)	779,631
Other liabilities	—	5	—	—	—	—	5
Provision for product warranty	—	—	—	—	—	188,599	188,599
Deferred income taxes	15,282	—	—	—	—	(15,282)	—
Deferred gain	202,950	—	—	—	—	—	202,950

Total current liabilities	5,053,278	41,922	—	—	77,773	(15,282)	5,157,691

Non-current liabilities
Long-term liabilities	254,529	—	—	—	(77,773)	—	176,756
Other liabilities	—	2,080	—	—	—	—	2,080
Deferred tax liability	—	876	—	—	—	15,282	16,158

Total non-current liabilities	254,529	2,956	—	—	(77,773)	15,282	194,994

TOTAL LIABILITIES	5,307,807	44,878	—	—	—	—	5,352,685

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

Statement of Reconciliation of the accounts presented in accordance with US GAAP and IFRS (cont’d)

Consolidated Statement of Financial Position as at December 31, 2008 (date of transition to IFRS) (cont’d)

		Consolidation	Negative	Amortisation
	US GAAP	of HLGE	goodwill	of	Borrowings	Reclassifications	IFRS
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Note 2.1.1)	(Note 2.1.2)	(Note 2.1.3)	(Note 2.1.4)	(Note 2.1.5)

Equity attributable to equity holders of the parent
Issued capital	1,724,196	—	—	—	—	—	1,724,196
Preference shares	—	36	—	—	—	—	36
Statutory reserves	287,473	—	—	—	—	—	287,473
Capital reserves	—	2,942	—	—	—	—	2,942
Retained earnings	1,369,821	128,866	16,512	11,807	—	—	1,527,006
Other components of equity	49,335	(145,808)	—	—	—	—	(96,473)

Equity attributable to equity holders of the parent	3,430,825	(13,964)	16,512	11,807	—	—	3,445,180

Minority interests	974,046	190,153	5,580	—	—	—	1,169,779

Total equity	4,404,871	176,189	22,092	11,807	—	—	4,614,959

TOTAL EQUITY AND LIABILITIES	9,712,678	221,067	22,092	11,807	—	—	9,967,644

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

2.1.1	Consolidation of HL Global Enterprises Limited (“HLGE”)

Upon the conversion of unsecured non-redeemable convertible cumulative preference shares on November 15, 2006, the Company’s interest in HLGE increased from 29.1% to 45.4%. The Group also owned 98.8% interest of redeemable convertible preference shares series A (“RCPS A”) and redeemable convertible preference shares series B (“RCPS B”) in HLGE.

Under US GAAP, the Company consolidates majority-owned subsidiaries and those entities that the Company has determined that it has a direct or indirect controlling financial interest in. HLGE was not consolidated under US GAAP as the Company holds less than 50% of the voting rights. HLGE was also assessed not to be a variable interest entity under US GAAP.

IAS 27 focuses on the consolidation model based on the concept of the power to control, with control being the ability to govern the financial and operating policies of an entity to obtain benefits. Control is presumed to exist when there is majority voting interest, and potential voting rights are considered. Should the conversion of RCPS A and B be exercised, the Group would have the potential to increase its ownership interest in HLGE to 51%. The Group therefore believes that it is appropriate to consolidate HLGE under IFRS since November 15, 2006, and for the financial periods ended December 31, 2007, 2008 and 2009 based on the potential voting rights in RCPS A and RCPS B.

2.1.2	Negative goodwill
As a result of the rights issue of 87,260,288 rights shares on February 16, 2006, the Company’s equity interest in TCL increased to 19.4%. On August 15, 2006, the Company exercised its right to convert all of its 52,933,440 convertible bonds into 529,334,400 new ordinary shares in the capital of TCL. There is negative goodwill arising from acquisition of TCL from the above transactions. As of January 1, 2008 and December 31, 2008, the Group recorded a negative goodwill of Rmb 10,573 and Rmb 9,724.

During the year ended December 31, 2008, YMMC acquired 75% in Guangxi Yuchai Anda Gearbox Company Limited (“Anda”) which gave rise to a negative goodwill of Rmb 12,368. Please refer to Note 5 for details of acquisition.

Under IFRS, any excess of the Group’s share in the net fair value of the acquired entity’s identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognised as income in profit or loss on the date of acquisition. US GAAP requires such excess to be allocated to the sum of the amounts assigned to assets acquired and liabilities assumed over the cost of acquiring entity, as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets. Annual amortization of the negative goodwill will then be the allocated negative goodwill over the remaining useful lives of the qualifying acquired assets.

2.1.3	Share of results of associate — Thakral Corporation Limited (“TCL”)
On August 15, 2006, the Group exercised its rights to convert all its convertible bonds issued by TCL into new ordinary shares in the capital of TCL. Upon the issuance of the new shares, the Group’s interest in TCL increased to 36.6% of the total issued and outstanding shares and equity accounted TCL as its associated company. Under IFRS, the Group reversed its fair value loss in the convertible bond previously recorded under US GAAP as part of the cost of associate company.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

2.1.4	Bank borrowings

Under US GAAP, the Group had breached a provision of a long-term loan arrangement but classified it as current as it has received a waiver before the authorization of the financial statements.

Under IAS 1, the Group reclassified its non-current interest-bearings loans and borrowings as current liabilities as it has breached a provision of a long-term loan arrangement. The agreement from the lender to not demand payment as a consequence of the breach was only obtained after the reporting period but before the authorization of the financial statements.

2.1.5	Reclassifications

Presentation of deferred tax assets and liabilities

Under US GAAP Accounting Standards Codification No. 740 Income Taxes, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. However, IAS 1 “Presentation of Financial Statements” prohibit recognition of deferred tax assets (liabilities) as current assets (liabilities). Hence, management has reclassified deferred tax assets and liabilities as non-current assets and liabilities.

Presentation of current and non-current prepaid operating leases

Under IAS 17, the Group is required to disclose the carrying amount of current and non-current prepaid operating leases. There is no specific guidance and requirement under US GAAP.

Minority interests

Under IFRS, all minority interest balances are classified as a component of equity. Under US GAAP for years prior to the adoption of Accounting Standards Codification No. 810-10-65 Consolidation minority interest balances were classified as a liability.

2.1.6	Others
Presentation of warranty costs

We have previously presented the warranty cost as a part of cost of sales. It has now being presented as a part of selling, general and administrative expenses as the directors are of the opinion that selling expenses are more representative of the nature of the after sales services. This will also align the company’s classification with that of its parent company.

Presentation of share of results of associates / discontinued operations

On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of 550,000,000 shares available in the Placement have been taken up. The Placement is conditional upon the completion of the capital reduction and cash distribution exercise and subject to all the shares in the Placement being sold, our total shareholding in TCL will decrease from 34.4% to 13.4%. The investment in TCL was classified as a disposal group held for sale and as a discontinued operation as at December 31, 2009.

The results of TCL for the year are equity accounted and presented as discontinued operations for the year ended December 31, 2009 and December 31, 2008.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.1	Basis of preparation (cont’d)

2.1.7	Cash flow statement

The effects of transition from US GAAP to IFRS are due mainly to the consolidation of HLGE. Operating, investing and financing cash flows of the Company changed under IFRS as a result of incorporating the cash flow of HLGE. The income from interest that was earned by the Company from its holding in the zero coupon bonds and the partial redemption of the zero coupon bonds were eliminated under IFRS.

2.2	Summary of significant accounting policies
Basis of consolidation

The consolidated financial statements comprise the financial statements of China Yuchai International Limited and its subsidiaries as at January 1, 2008, December 31, 2008 and December 31, 2009.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Minority interests represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statements and within equity in the consolidated balance sheets, separately from parent shareholders’ equity. Transactions with minority interests are accounted for using the entity concept method whereby, transactions with minority interests are accounted for as transactions with owners. Gain or loss on disposal to minority interests is recognized directly in equity.
(a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair values at the date of acquisition, irrespective of the extent of any minority interest.

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Group’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(a)	Business combinations and goodwill (cont’d)

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

When the Group acquires a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination results in a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the Group shall include the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

(b)	Investments in associates

The Group’s investments in its associates are accounted for using the equity method. An associate is an entity in which the Group has significant influence. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.

Under the equity method, the investment in the associate is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the other comprehensive income of the associate, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

When the Group’s share of losses exceeds the carrying amount of the associate, the carrying amount is eliminated and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

The share of profit of associates is shown on the face of the income statement. This is the profit attributable to equity holders of the associate and therefore is profit after tax and minority interests in the subsidiaries of the associates.

The financial statements of the associate are prepared for the same reporting period as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(b)	Investments in associates (cont’d)

After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss on the Group’s investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount in the income statement.

Upon loss of significant influence over the associate, the Group measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal are recognised in profit or loss.

(c)	Investments in joint ventures

The Group has an interest in joint ventures which are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The Group recognises its interest in the joint venture using the equity method.

Under the equity method, the investment in the joint venture is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the joint venture. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The income statement reflects the share of the results of operations of the joint venture. Where there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint ventures.

The share of profit of joint venture is shown on the face of the income statement. This is the profit attributable to equity holders of the joint venture and therefore is profit after tax and minority interests in the subsidiaries of the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss on the Group’s investment in its joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognises the amount in the income statement.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(c)	Investments in joint ventures (cont’d)

Upon loss of joint control and provided the former joint control entity does not become a subsidiary or associate, the Group measures and recognises its remaining investment at its fair value. Any differences between the carrying amount of the former joint controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal are recognised in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

(d)	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement of the reporting period, and of the comparable period of the previous year, income and expenses from discontinued operations are reported separate from income and expenses from continuing activities, down to the level of profit after taxes even when the Group retains a non-controlling interest after the sale. The resulting profit or loss (after taxes) is reported separately in the income statement.

(e)	Foreign currency translation

The Company’s functional currency is the US dollar. The Group’s consolidated financial statements are presented in Renminbi (RMB), the presentation currency, as it is the same currency as the functional currency of Yuchai, the largest operating segment of the Group.

Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations as part of “Other income, net”.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(e)	Foreign currency translation (cont’d)

The Company’s reporting currency is the Renminbi. Assets and liabilities of the Company and its subsidiaries whose functional currency is not the Renminbi are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year which approximates the actual exchange rates. The gains and losses resulting from translation of financial statements are recorded in accumulated other comprehensive income/(loss), a separate component within equity. Cumulative translation adjustments are recognized as income or expenses upon disposal or liquidation of foreign subsidiaries and affiliates.

For the US dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts have been translated into U.S. dollars at the rate of Rmb 6.8267= US$1.00, the rate quoted by the People’s Bank of China (“PBOC”) at the close of business on March 1, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on March 1, 2010 or any other date.

(f)	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Sale of development properties

Revenue from property development is recognised on a percentage of completion basis only in respect of units sold, when construction of the property is at an advanced stage and aggregate sales proceeds and costs can be reasonably estimated.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(f)	Revenue recognition (cont’d)

Rendering of services

Revenue from rendering of services relates to project management contracts and hotel room and restaurant operations. Revenue is recognised over the period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be performed.

Guarantee fee income

Guarantee fees received or receivable for a guarantee issued are recorded in “Accrued expenses and other liabilities” based upon the estimated fair value at the inception of such guarantee obligations, and are recognized as revenue on a straight line basis over the respective terms of the guarantees.

Interest income

Interest income is recognized as it accrues, using effective interest method.

Rental income

Rental income receivable under operating leases is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income to be received. Contingent rentals are recognised as income in the accounting period in which they are earned.

Dividends

Dividend income from unquoted investments is recognised when the shareholder’s right to receive payment is established.

Dividend income from quoted investments is recognised when dividends are received.

(g)	Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in consolidated statement of comprehensive income is recognized in consolidated statement of comprehensive income and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(g)	Taxes (cont’d)

Deferred tax

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and joint ventures to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax except:
•	where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables that are stated with the amount of sales tax included.
The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(h)	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as deferred income and released to income in equal amounts over the expected useful life of the related asset.

Where the Group receives non-monetary grants, the asset and the grant are recorded at nominal amounts and released to the income statement over the expected useful life of the relevant asset by equal annual installments.

(i)	Pensions and other post employment benefits

The Group participates in and makes contributions to the national pension schemes as defined by the laws of the countries in which it has operations. The contributions are at a fixed proportion of the basic salary of the staff. Contributions are recognised as compensation expense in the period in which the related services are performed.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(j)	Financial instruments — initial recognition and subsequent measurement

Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognised initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and short-term deposits, trade and other receivables, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognised in finance income or finance cost in the income statement.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method (EIR), less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(j)	Financial instruments — initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Loans and receivables (cont’d)

The EIR amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement in finance costs.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortised cost using the effective interest method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement in finance costs.

The Group did not have any held-to-maturity investments during the years ended December 31, 2009, December 31, 2008 and January 1, 2008.

Available-for-sale financial investments

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealised gains or losses recognised as other comprehensive income in the available-for-sale reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in other operating income, or determined to be impaired, at which time the cumulative loss is recognised in the income statement in finance costs and removed from the available-for-sale reserve.

The Group evaluated its available-for-sale financial assets whether the ability and intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intent significantly changes to do so in the foreseeable future, the Group may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and has the intent and ability to hold these assets for the foreseeable future or maturity. The reclassification to held to maturity is permitted only when the entity has the ability and intent to hold until the financial asset accordingly.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(j)	Financial instruments — initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Available-for-sale financial investments (cont’d)

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortised cost and the expected cash flows is also amortised over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired then the amount recorded in equity is reclassified to the income statement.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:
—	The rights to receive cash flows from the asset have expired

—	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.

In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset, is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(j)	Financial instruments — initial recognition and subsequent measurement (cont’d)

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortised cost

For financial assets carried at amortised cost the Group first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the income statement.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(j)	Financial instruments — initial recognition and subsequent measurement (cont’d)

Impairment of financial assets (cont’d)

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is to be evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement — is removed from other comprehensive income and recognised in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognised directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement.

Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings and financial guarantee contracts.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(j)	Financial instruments — initial recognition and subsequent measurement (cont’d)

Financial liabilities (cont’d)

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the income statement.

The Group has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the effective interest rate method (EIR) amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortisation is included in finance cost in the income statement.

Intra-group financial guarantees

Financial guarantees are financial instruments issued by the Group that requires the issuer to make specified payments to reimburse the holder for the loss it incurs because a specified debtor fails to meet payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantees are recognised initially at fair value and are classified as financial liabilities. Subsequent to initial measurement, the financial guarantees are stated at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised if they were accounted for as contingent liabilities. When financial guarantees are terminated before their original expiry date, the carrying amount of the financial guarantees is transferred to the income statement.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(j)	Financial instruments — initial recognition and subsequent measurement (cont’d)

Financial liabilities (cont’d)

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 37.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(k)	Property, plant and equipment

Plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When significant parts of property, plant and equipment are required to be replaced in intervals, the Group recognises such parts as individual assets with specific useful lives and depreciation, respectively. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the income statement as incurred. The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

No depreciation is provided on freehold land. Construction-in-progress is not depreciated until it is ready for its intended use. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Freehold buildings	:	50 years
Leasehold land buildings & improvements	:	Shorter of 15 to 50 years or lease term
Plant & machinery	:	3 to 20 years
Office furniture, fittings and computer equipment	:	3 to 20 years
Motor and transport vehicles	:	3.5 to 6 years
An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognised.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate.

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

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(l)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Prepaid operating lease

Lease prepayments represent payments to the PRC land bureau for land use rights, which are charged to expense on a straight-line basis over the respective periods of the rights which are in the range of 15 to 50 years.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Sale and leaseback

In accordance with IAS 17, Leases, the gain or loss on sale and operating leaseback transactions is recognized in the consolidated income statement immediately if (i) the Group does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments and (ii) these transactions occur at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortized over the term of the lease.

Group as a lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(m)	Borrowing costs

The Group capitalized specific and general borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset when they are incurred. In order to present consistent financial policies during the period of initial adoption of IFRS, the Group adopted the Standard beginning 1 January 2008.

A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining the asset, the amount of borrowing costs eligible for capitalization should be determined as the actual borrowing costs incurred less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining the asset, the amount of borrowing costs eligible for capitalization is by applying a capitalization rate to the expenditures on that asset. The capitalization rate should be the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period should not exceed the amount of borrowing costs incurred during that period.

All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(n)	Research and development expenses

Research and development costs are expensed as incurred. The Group received research and development subsidies of Rmb 32,653 and Rmb 43,610 (US$6,388) for the years ended December 31, 2008 and December 31, 2009 respectively.

The subsidies received are recognised as deferred income and net off against research and development expenses when earned.

(o)	Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(p)	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually (as at 31 December) and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than their carrying amount an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(q)	Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and short- term deposits as defined above, net of outstanding bank overdrafts.

(r)	Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

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

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)
2.2	Summary of significant accounting policies (cont’d)
(s)	Convertible preference shares

Convertible preference shares are separated into liability and equity components based on the terms of the contract.

On issuance of the convertible preference shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders’ equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible preference shares based on the allocation of proceeds to the liability and equity components when the instruments are initially recognised.

(t)	Investment properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at historic cost less provisions for depreciation and impairment. Disclosures about the cost basis and depreciation rates are disclosed in Note 2.2 (k).

Investment properties are derecognised when either they have been disposed off or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal.

The difference between the net disposal proceeds and the carrying amount of the asset is recognised in the income statement in the period of derecognition.

Transfers are made to or from investment property only when there is a change in use.

(u)	Development properties

Development properties are those properties which are held with the intention of development and sale in the ordinary course of business. They are stated at the lower of cost plus, where appropriate, apportion of attributable profit, and estimated net realizable value, net of progress billings. Net realizable value represents the estimated selling price less costs to be incurred in the selling the properties.

The cost of properties under development comprise specifically identified costs, including acquisition costs, development expenditure, borrowing costs and other related expenditure. Borrowing costs payable on loans funding a development property are also capitalized, on a specific identification basis, as part of the costs of the development property until the completion of development.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions
3.1	Judgments

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

In the process of applying the Group’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognised in the consolidated financial statements:

Operating lease commitments— Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.

3.2	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of non-financial assets

The Group’s impairment test for goodwill is based on value in use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset base of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are further explained in Note 17.

Impairment of property, plant and equipment

Long-lived assets to be held and used, such as property, plant and equipment and construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment charge is recognised in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows or fair value less costs to sell.

Assets to be disposed off would be separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The carrying amounts of property, plant and equipment as of January 1, 2008, December 31, 2008 and December 31, 2009 are Rmb 2,662,370, Rmb 2,719,773 and Rmb 3,146,206 (US$460,867) respectively.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)
3.2	Estimates and assumptions

Impairment of property, plant and equipment (cont’d)

The Group periodically conducts an impairment review on the conditions of our property, plant and equipment.

An impairment loss of Rmb 7,785 (US$1,140) (2008: Rmb 69,930) was charged to the consolidated income statement under selling, general and administrative expense. The 2009 impairment charges were as follows:
—	Property, plants and equipments Rmb 7,785 (US$1,140) (2008: Rmb 43,664)

—	Prepaid operating leases Rmb nil (US$nil) (2008: Rmb 26,266)
The economic slowdown in late 2008 resulted in lower hotel utilization and reduced building tenancy. As a result, the Group concluded that future cash flows from the hotel and office building were not as originally anticipated, leading to the impairment charge for the hotel and office building in the fiscal year 2008. The impairment for 2009 was due to assets that were not in use.

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of January 1, 2008, December 31, 2008 and December 31, 2009 are Rmb 147,860, Rmb 145,233 and Rmb 241,718 (US$35,408) respectively.

The Group has unrecognized tax loss carried forward amounting to Rmb 4,608, Rmb 1,362, Rmb 1,362 (US$200) as of January 1, 2008, December 31, 2008 and December 31, 2009 respectively. These losses relate to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Group. The subsidiary has no temporary taxable differences nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. If the Group was able to recognise all unrecognised deferred tax assets, profit would increase by Rmb 340 (US$50) for year ended December 31, 2009.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)
3.2	Estimates and assumptions (cont’d)

Provision for product warranty

The Group recognises a provision for product warranty in accordance with the accounting policy stated on Note 2.2 (r). The Group has made assumptions in relation to historical warranty cost per unit of engines sold. The carrying amounts of the provision of product warranty as at January 1, 2008, December 31, 2008 and December 31, 2009 were Rmb 194,898, Rmb 188,599, and Rmb 259,534 (US$38,017) respectively.

Withholding tax

The China’s Unified Enterprise Income Tax Law (“CIT”) also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax will be imposed on dividends paid to us, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises. The carrying amounts of withholding tax provision as of January 1, 2008, December 31, 2008 and December 31, 2009 are Rmb nil, Rmb 15,282 and Rmb 30,946 (US$4,533) respectively.

The Company estimated the withholding tax by taking into consideration the dividend payment history of Yuchai and the operating cash flows needs of the Company.

Derecognition of bills receivable

The Group sells bills receivables to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. This involves management assumptions relating to the transfer of risks and rewards of the bills receivables when discounted. At the time of sale of the bills receivable to the banks, the risks and rewards relating to the bills receivables are substantially transferred to the banks. Accordingly, bills receivable are derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. The carrying amounts of the bills receivables as at January 1, 2008, December 31, 2008 and December 31, 2009 were Rmb 2,392,744, Rmb 2,140,839 and Rmb 2,117,042 (US$310,112) respectively.

Inventory provision

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realisable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of inventory provision as at January 1, 2008, December 31, 2008 and December 31, 2009 were Rmb 88,439, Rmb 136,256 and Rmb 286,947 (US$42,033) respectively.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)
3.2	Estimates and assumptions (cont’d)

Accounts receivable provisions

The Group makes allowances for bad and doubtful debts based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of bad and doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of allowance for doubtful accounts as of January 1, 2008, December 31, 2008 and 2009 were Rmb 65,013, Rmb 96,147 and Rmb 76,646 (US$11,227) respectively.

4.	Standards issued but not yet effective
Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. The Group will adopt the Standards when they are effective.
—	IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended) effective July 1, 2009 including consequential amendments to IFRS 7, IAS 21, IAS 28, IAS 31 and IAS 39

—	IFRS 9 Financial Instruments effective for annual periods beginning on or after January 1, 2013

—	IAS 39 Financial Instruments: Recognition and Measurement — Eligible Hedged Items effective July 1, 2009

—	IFRIC 17 Distributions of Non-cash Assets to Owners effective for annual periods beginning on or after July 1, 2009

—	IFRIC 18 Transfers of Assets from Customers effective July 1, 2009

—	Improvements to IFRSs (April 2009) effective for periods beginning on or after January 1, 2010, unless stated otherwise
IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended)

IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes by IFRS 3 (Revised) and IAS 27 (Amended) will affect future acquisitions or loss of control of subsidiaries and transactions with non-controlling interests. The adoption of these changes will not have a material effect on the consolidated financial statements as of January 1, 2008, December 31, 2008 and December 31, 2009.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Standards issued but not yet effective (cont’d)
IFRS 9 Financial Instruments

IFRS 9 specifies how an entity should classify and measure financial assets, including some hybrid contracts. It requires all financial assets to be:
(a)	classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

(b)	initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, particular transaction costs.

(c)	subsequently measured at amortised cost or fair value.
The Group is evaluating the impact of the adoption of IFRS 9.

IAS 39 Financial Instruments: Recognition and Measurement — Eligible Hedged Items

The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations. The Group has concluded that the amendment will have no impact on the financial position or performance of the Group, as the Group has not entered into any such hedges.

IFRIC 17 Distributions of Non-cash Assets to Owners

This interpretation is effective for annual periods beginning on or after July 1, 2009 with early application permitted. It provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognise a liability, how to measure it and the associated assets, and when to derecognise the asset and liability. The Group does not expect IFRIC 17 to have an impact on the consolidated financial statements as the Group has not made non-cash distributions to shareholders in the past.

Improvements to IFRSs (April 2009)

In April 2009, the IASB issued omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. Management will evaluate the impact of this amendment to the consolidated financial statements if it applies.
—	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRSs only apply if specifically required for such non-current assets or discontinued operations.

—	IFRS 8 Operating Segment Information: clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

—	IAS 1 Presentation of Financial Statements: Assets and liabilities classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the statement of financial position.

—	IAS 7 Statement of Cash Flows: Explicitly states that only expenditure that results in recognising an asset can be classified as a cash flow from investing activities.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Standards issued but not yet effective (cont’d)
Improvements to IFRSs (April 2009) (cont’d)
—	IAS 17 Leases: The specific guidance on classifying land as a lease has been removed so that only the general guidance remains.

—	IAS 36 Impairment of Assets: The amendment clarified that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes.

—	IAS 38 Intangible Assets: If an intangible acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangibles as a single asset provided the individual assets have similar useful lives. In addition, the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination are only examples and are not restrictive on the methods that can be used.

—	IAS 39 Financial Instruments: Recognition and Measurement: When assessing loan prepayment penalties as embedded derivatives, a prepayment option is considered closely related to the host contract when the exercise price reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract.

In addition, the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date applies only to binding forward contracts, not derivative contracts where further actions are still to be taken.

Gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges or recognised financial instruments should be reclassified in the period that the hedged forecast cash flows affect profit or loss.

—	IFRIC 9 Reassessment of Embedded Derivatives: IFRIC 9 does not apply to possible reassessment at the date of acquisition to embedded derivatives in contracts acquired in a combination between entities or businesses under common control or the formation or a joint venture.

—	IFRIC 16 Hedges of a Net Investment in A Foreign Operation: Qualifying hedging instruments may be held by any entity within the group, provided the designation, documentation and effectiveness requirements of IAS 39 are met.
Management will evaluate the impact of this amendment to the consolidated financial statements if it applies.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Business combinations and acquisition of subsidiaries
Acquisitions in 2008

Acquisition of Guangxi Yuchai Anda Gearbox Company Limited (“Anda”)

Anda was established by Yuchai Group Company and Guangzhou Anda Crankshaft Company Limited (“Guangzhou Anda”) on July 2005 as a limited liability company in Yulin with a registered capital of Rmb 20 million. It was mainly engaged in the manufacturing and sales of automobile accessories. Upon establishment, Yuchai Group Company and Guangzhou Anda held 25% and 75% interests in Anda, respectively. In 2008, to expand the business, YMMC entered into an agreement with Guangzhou Anda to acquire 75% interests in Anda at a consideration of Rmb 12 million (US$1.8 million). The consideration was paid to Guangzhou Anda in June 2008. On May 6, 2008, YMMC appointed the executive director and general manager to take over the operations of Anda. Anda has been included in the Yuchai’s operating segment since 2008.

The fair value of the identifiable assets and liabilities of Anda, as at the date of acquisition:

	Fair value
	recognised	Previous
	on acquisition	carrying value
	Rmb’000	Rmb’000

Property, plant and equipment	24,455	19,207
Intangible assets	28,216	8,352
Cash and cash equivalents	176	176
Trade receivables	213	213
Inventories	1,890	1,890
Other current assets	1,870	1,870
Tax recoverable	53	53

	56,873	31,761

Trade Payables
Trade payables	(8,634)	(8,634)
Other payables	(9,470)	(9,470)
Deferred tax liability	(6,278)	—

	(24,382)	(18,104)

Net assets	32,491	13,657

Cash flow on acquisition:
Net cash acquired with the subsidiary		176
Cash paid		(12,000)

Net cash outflow		(11,824)

The net assets of Anda acquired as at May 6, 2008 were Rmb 32.5 million (US$4.8 million). A negative goodwill amounting to Rmb 12.4 million (US$1.8 million) arose as a result of the difference between the net assets acquired and the cost of acquisition. The negative goodwill was recognised in the income statement for the financial year ended December 31, 2008.

From the date of acquisition, Anda has contributed a net loss of Rmb 1.3 million to the profit for the year from continuing operations of the Group. If the combination has taken place at the beginning of the year, the loss for continuing operations for the Group would have been reduced by Rmb 2.3 million and there is no impact on the revenue of the Group.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investments in subsidiaries
Details of significant subsidiaries of the Group are as follows:

	Place of
Name of significant	incorporation/
subsidiary	Business	Group’s effective equity interest
		1.1.2008	31.12.2008	31.12.2009
		%	%	%

Guangxi Yuchai Machinery Company Limited	Republic of China	76.4	76.4	76.4

Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (formerly known as Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited)	Republic of China	74.2	74.2	74.2

Guangxi Yuchai Machinery Monopoly Development Co. Ltd	Republic of China	54.9	54.9	54.9

Xiamen Yuchai Diesel Engines Co. Ltd	Republic of China	76.4	76.4	76.4

Guangxi Yulin Hotel Company Limited	Republic of China	76.4	76.4	76.4

Jining Yuchai Engine Company Limited(1)	Republic of China	—	39.8	39.8

Zhejiang Yuchai Sanli Engine Company Limited(1)	Republic of China	—	39.7	39.7

HL Global Enterprises Limited (formerly known as HLG Enterprises Limited)(2)	Singapore	45.4	45.4	45.4

(1)	The Group considers these companies as subsidiaries as it is able to govern the financial and operating policies of these companies through Yuchai’s equity interest and its ability to control the companies’ equity interest.

(2)	Having regard to the potential voting rights attributable to the RCPS in HLGE, the Group considers HLGE a subsidiary as it is able to govern the financial and operating policies of HLGE.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Investment in associates
Movement in the Group’s share of the associates’ post acquisition retained earnings is as follows:

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Initial cost	436,817	437,886	439,335	64,355

At 1 January	(7,678)	(7,678)	(40,099)	(5,874)
Share of results after tax	—	(31,268)	15,976	2,340
Dividend received	—	—	(6,038)	(884)
Translation adjustment	—	(1,153)	110	16

At 1 January/31 December	(7,678)	(40,099)	(30,051)	(4,402)

Share of post acquisition reserves	23,628	(69,187)	(48,153)	(7,054)
Reclassification to assets held for sale	—	—	(321,487)	(47,092)

	452,767	328,600	39,644	5,807

The Group’s fair values of investment in an associate for which there is a published price quotation as of January 1, 2008, December 31, 2008 and December 31, 2009 were Rmb 405,560, Rmb 235,047 and Rmb nil (US$ nil) respectively.

Details of the associates are as follows:

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Investment in associates (cont’d)

		Place of
		incorporation/
Name of company	Principal activities	Business	Group’s effective equity interest
			1.1.2008	31.12.2008	31.12.2009
			%	%	%
Thakral Corporation Limited (“TCL”)(1)	Investment holding	Singapore	36.6	34.4	34.4

Held by subsidiaries:

Scientex Park (M) Sdn Bhd(2)	Property investment and development	Malaysia	12.7	12.7	12.7

Sinjori Sdn Bhd(2)	Property investment and development	Malaysia	12.7	12.7	12.7

Guangxi Yuchai Automobile Spare parts Manufacturing Co., Ltd	Manufacture spare part and sales of Auto spare part, Diesel engine & spare part, Metallic materials, Generator & spare part, Chemical products (exclude Dangerous Goods), lubricating oil.	Republic of China	20.0	20.0	20.0

Yuchai Quan Xing Co., Ltd	Manufacture spare part and sales of Auto spare part, Diesel engine & spare part, Metallic materials, Generator & spare part, Chemical products (exclude Dangerous Goods), lubricating oil.	Republic of China	—	—	20.0

Yuchai Property Management Co., Ltd	Property management	Republic of China	—	30.0	30.0

(1)	Reclassified to assets held for sale in 2009 (See Note 12).

(2)	The Company has significant influence in these entities through HLGE who held direct equity interests of 28% interest in these entities.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Investment in associates (cont’d)
The summarised financial information on the Group’s associates, which is not adjusted for the percentage of ownership held by the Group, is as follows:

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Assets and liabilities

Total assets	1,688,810	1,411,790	282,365	41,362
Total liabilities	167,817	260,840	107,379	15,729

Net assets	1,520,993	1,150,950	174,986	25,633

Results
Revenue		2,274,869	163,716	23,982
(Loss)/profit after taxation		(91,192)	2,236	328

8.	Investment in joint ventures
Movement in the Group’s share of the joint ventures’ post acquisition retained earnings is as follows:

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Unquoted equity shares, at cost	235,304	220,398	287,510	42,116

At 1 January	(54,683)	(54,683)	(46,907)	(6,871)
Share of results after Tax	—	13,692	(16,000)	(2,344)
Dividend received	—	(10,476)	(19,122)	(2,801)
Translation adjustment	—	4,560	(1,551)	(228)

At 1 January/31 December	(54,683)	(46,907)	(83,580)	(12,244)

Share of post acquisition retained earnings	(20,496)	(8,512)	(6,942)	(1,016)

	160,125	164,979	196,988	28,856

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

8.	Investment in joint ventures (cont’d)
The Group has interests in the following joint ventures:

Name of company	Percentage of interest held			Principal activities
	1.1.2008	31.12.2008	31.12.2009
	%	%	%
Held by subsidiary:

Augustland Hotel Sdn Bhd	45	45	45	Hotel development and operation

Copthorne Hotel Qingdao Co., Ltd (formerly known as Hotel Equatorial Qingdao Co., Ltd)	60	60	60	Owns and operates a hotel in Qingdao, People’s Republic of China

Shanghai Equatorial Hotel Management Co., Ltd	49	49	49	Hotel management and hotel consultancy

Shanghai International Equatorial Hotel Co., Ltd	50	50	50	Owns and operates a hotel and club in Shanghai, People’s Republic of China

Y&C Engine Co., Ltd	—	—	45	Heavy duty diesel engine
The Group has included in its consolidated financial statements its share of assets and liabilities incurred by the joint ventures and its share of the results of the joint ventures using equity method.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

8.	Investment in joint ventures (cont’d)
The summarised financial information on the Group’s share of the joint ventures is as follows:

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Assets and liabilities
Current assets	66,657	64,270	114,502	16,773
Non-current assets	275,624	258,496	237,352	34,768
Current liabilities	47,338	43,428	96,003	14,063
Non-current liabilities	88,065	89,409	27,382	4,011

Net assets	206,878	189,929	228,469	33,467

Results
Revenue	142,927	135,488	107,229	15,707
Profit/(loss) after Taxation	24,857	7,509	(12,795)	(1,874)

9.	Revenue

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Sale of goods	10,358,124	13,139,578	1,924,733
Revenue from hotel and restaurant operations	37,618	26,268	3,848
Revenue from sale of development properties	4,962	6,744	988
Rental income	4,084	3,313	485

	10,404,788	13,175,903	1,930,054

10.1	Depreciation and amortization, sales commissions and shipping and handling expenses
Depreciation and amortization of property, plant and equipment are included in the following captions.

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Cost of goods sold	182,473	180,043	26,374
Research and development expenses	18,144	22,175	3,248
Selling, general and administrative expenses	72,011	83,096	12,172

	272,628	285,314	41,794

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

10.1	Depreciation and amortization, sales commissions and shipping and handling expenses (cont’d)
Sales commissions to sales agents are included in the following caption:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Selling, general and administrative expenses	59,129	79,129	11,591

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Selling, general and administrative expenses	164,364	215,621	31,585

10.2	Other income

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000
Interest income	15,228	31,576	4,625
Foreign exchange loss, net	(3,172)	(6,543)	(958)
Dividend income from associates	—	11,162	1,635
Loss on disposal of property, plant and equipment	(3,525)	(8,618)	(1,262)
Gain on disposal of associates	—	1,906	279
Negative goodwill	12,368	—	—
Gain on assignment of debts (i)	—	5,657	829
Write-back of impairment of receivables (i)	—	4,895	717
Write-back of trade and other payables (i)	869	23,649	3,464
Government grant income	—	14,823	2,171
Others, net	(2,308)	(952)	(139)

	19,460	77,555	11,361

Note:

(i)	These are largely due to the write-back of trade and other payables, gains attributed to the debts settlement arrangement with the official assignee of Malkn Sdn.Bhd., a subsidiary of HLGE, which is currently under creditors’ liquidation.

10.3	Research and development costs
Research and development costs recognized as an expense in the income statement amount to Rmb 297,259 (US$43,544) (2008: Rmb 184,794).

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

10.4	Finance costs

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Interest expense for:
Bank term loans	66,765	32,619	4,778
Bills discounting	90,809	60,723	8,895
Corporate bonds	2,991	(3,332)	(488)
Bank charges	1,344	2,401	352
Less:
Borrowing costs capitalized	(11,500)	(14,918)	(2,185)

	150,409	77,493	11,352

The rate used to determine the amount of borrowing costs eligible for capitalization was 4.56% (2008:5.95%), which is the effective interest rate of the borrowings.

10.5	Staff costs

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Wages and salaries (ii)	644,330	763,483	111,838
Contribution to defined contribution plans (i)	116,379	134,017	19,631
Retrenchment costs	7,097	38	5
Executive bonuses	34,818	45,182	6,618
Staff welfare	63,243	47,439	6,949
Others	5,992	5,369	787

	871,859	995,528	145,828

Note:

(i)	As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by the Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2009 and 2008, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. Expenses incurred in connection with the plan were Rmb 124,257 (2008: Rmb 106,062).

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other post retirement benefits beyond the annual contributions described above.

(ii)	In 2008, certain employees of Yuchai were eligible for early retirement. As part of this plan, Yuchai will compensate these employees with a base salary and the relevant social insurances, until they formally retire according to the statutory retirement age. Yuchai accrued the statutory termination benefits at the time management determined it was probable that benefits would be paid and the amount was reasonably estimated. The liability of Rmb 10,800 was measured based on the fair value of the liability as of the respective termination dates, taking into consideration the impact of discounting and interest premiums.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Income tax
Income tax expense in the consolidated statements of operations consists of:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Current income tax:
Current income tax charge	87,676	222,047	32,526
Adjustments in respect of current income tax of previous year	4,942	5,999	879

Deferred tax:
Relating to origination and reversal of temporary differences	17,908	(79,632)	(11,665)
Adjustments in respect deferred tax of previous year		(1,191)	(175)

Income tax expense reported in the income statement	110,526	147,223	21,565

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the three years ended December 31, 2009 for the following reasons:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Computed tax expense	72,261	145,000	21,240
Adjustments resulting from:
Non-deductible expenses	19,326	808	118
Tax-exempt income	—	(43,143)	(6,320)
Utilisation of deferred tax benefits previously not recognised	858	165	24
Deferred tax benefits not recognised	10,491	4,968	728
Tax credits for R&D expense	(10,169)	(14,563)	(2,133)
Tax rate differential	(2,017)	33,516	4,910
Underprovision in respect of prior years
— current	4,942	5,999	879
— deferred	—	(1,191)	(175)
Withholding tax expense	15,282	15,664	2,294
Other	(448)	—	—

Total	110,526	147,223	21,565

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Income tax (cont’d)
Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position				Consolidated income statement
	1.1.2008	31.12.2008	31.12.2009	US	31.12.2008	31.12.2009	US$

Deferred income tax liabilities
Accelerated tax depreciation	(366)	(776)	(354)	(52)	—	—	—
Unremitted earnings from overseas source income	—	—	(440)	(64)	—	—	—
Expenditure currently deferred for tax purpose	(100)	(100)	(100)	(15)	—	—	—
PRC withholding tax on dividend income	—	(15,282)	(30,946)	(4,533)	(15,282)	(15,664)	(2,295)

	(466)	(16,158)	(31,840)	(4,664)	(15,282)	(15,664)	(2,295)

Deferred income tax assets
Accelerated accounting depreciation	31,264	8,483	9,508	1,392	(22,781)	1,025	150
Write down of inventory	19,124	30,203	45,190	6,620	11,079	14,987	2,195
Allowance for doubtful debts	29,332	20,901	15,040	2,203	(8,431)	(5,861)	(859)
Accruals	68,022	75,405	120,931	17,714	7,383	45,526	6,669
Tax value of loss carried forward		2,323	1,191	175	2,323	(1,132)	(166)
Deferred income	—	7,918	41,312	6,052	7,918	33,395	4,892
Others	118	—	8,546	1,252	(117)	8,547	1,254

	147,860	145,233	241,718	35,408	(2,626)	96,487	14,135

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Income tax (cont’d)
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statements of operations in the period that includes the enactment date.

The Group has been granted tax credits in relation to approved research and development costs. According to the relevant laws and regulations in the PRC prior to the new CIT law, the amount of credits relating to the purchase of certain domestic equipment entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary for the year compared to the income tax expense of the subsidiary in the year immediately prior to the year the credit was approved.

The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax will be imposed on dividends paid to us, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises. As at December 31, 2009, the provision for withholding tax payable was Rmb 30,946 (2008: Rmb 15,282).
The following table represents the classification of the Group’s net deferred tax assets:

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Deferred tax assets	147,860	145,233	241,718	35,408
Deferred tax liabilities	(466)	(16,158)	(31,840)	(4,664)

	147,394	129,075	209,878	30,744

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Discontinued operations
On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of 550,000,000 shares available in the Placement have been taken up. The Placement is conditional upon the completion of the capital reduction and cash distribution exercise and subject to all the shares in the Placement being sold, our total shareholding in TCL will decrease from 34.4% to 13.4%. The Company equity accounted for the result of TCL for 11 months in 2009. The investment in TCL was classified as a disposal group held for sale and as a discontinued operation as at December 31, 2009.

The results of TCL for the year are equity accounted for 11 months ended November 30, 2009 and presented as discontinued operations for the year ended December 31, 2009 and December 31, 2008. The related reserves of TCL have been classified to “Reserve of asset classified as held for sale” on the statement of changes in equity as of December 31, 2009.

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Share of results of an associate:
— Profit before tax	(33,731)	14,321	2,097
— Taxation	(254)	(1,299)	(190)

	(33,985)	13,022	1,907

There are no net cash flows attributable to the discontinued operation.

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

(Loss)/Earnings per share:
Basic, from discontinued operation	(0.91)	0.35	0.05
Diluted, from discontinued operation	(0.91)	0.35	0.05

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

13.	Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the Parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the Parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Net profit attributable to ordinary equity holders of the Parent from continuing operations	274,021	615,309	90,133
(Loss)/profit attributable to ordinary equity holders of the Parent from a discontinued operation	(33,985)	13,022	1,907

Net profit attributable to ordinary equity holders of the Parent for basic earnings	240,036	628,331	92,040

	31.12.2008	31.12.2009	31.12.2009

Weighted average number of ordinary shares for basic earnings per share	37,267	37,267	37,267

There were no potentially dilutive common shares in any of the years ended December 31, 2009 and 2008.

To calculate earnings per share amounts for the discontinued operation (see Note 12), the weighted average number of ordinary shares for both basic and diluted amounts is as per the table above. The following table provides the profit figure used:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Net (loss)/profit attributable to ordinary equity holders of the Parent from discontinued operation for basic and diluted earnings per share calculations	(33,985)	13,022	1,907

China Yuchai International Limited
Notes to the Consolidated Financial Statements

14.	Property, plant and equipment

		Leasehold			Office	Motor
		land,			furniture,	and
	Freehold	buildings &	Construction-	Plant and	fittings and	transport
	land	improvements	in-progress	machinery	equipment	vehicles	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Cost:
At January 1, 2008	662	1,414,464	184,791	2,407,075	112,138	71,415	4,190,545
Additions	—	9,214	277,469	46,084	14,007	15,553	362,327
Disposals	—	(49,314)	—	(33,529)	(15,447)	(14,934)	(113,224)
Acquisition of subsidiary	—	17,394	—	6,891	—	170	24,455
Transfers	—	106,661	(186,612)	79,951	—	—	—
Write-off	—	(2,308)	—	(112)	(78)	—	(2,498)
Translation difference	(71)	832	(56)	(459)	(385)	(32)	(171)

At December 31, 2008 and January 1, 2009	591	1,496,943	275,592	2,505,901	110,235	72,172	4,461,434
Additions	—	44,847	641,010	72,098	12,185	18,796	788,936
Disposals	—	(9,501)	—	(135,295)	(12,057)	(6,676)	(163,529)
Transfers	—	24,436	(307,337)	282,497	(108)	512	—
Write-off	—	(6,283)	—	(2,217)	(1,275)	—	(9,775)
Translation difference	3	(50)	1,196	47	(20)	(3)	1,173

At December 31, 2009	594	1,550,392	610,461	2,723,031	108,960	84,801	5,078,239

China Yuchai International Limited
Notes to the Consolidated Financial Statements

14.	Property, plant and equipment

			Leasehold			Office	Motor
			land,			furniture,	and
		Freehold	buildings &	Construction-	Plant and	fittings and	transport
		land	improvements	in-progress	machinery	equipment	vehicles	Total
		Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Depreciation and impairment:
At January 1, 2008		662	260,274	—	1,163,589	71,671	31,979	1,528,175
Charge for the year		—	54,387	—	188,727	12,494	9,491	265,099
Disposals		—	(31,880)	—	(23,390)	(8,577)	(8,063)	(71,910)
Transfers		—	—	—	—	—	—	—
Write-off		—	(1,474)	—	(39)	(73)	—	(1,586)
Impairment loss		—	19,771	20,975	2,918	—	—	43,664
Reversal of impairment loss		—	(5,182)	—	(15,639)	—	(18)	(20,839)
Translation difference		(71)	191	—	(693)	(367)	(2)	(942)

At December 31, 2008 and January 1, 2009		591	296,087	20,975	1,315,473	75,148	33,387	1,741,661
Charge for the year		—	45,435	—	204,360	12,018	14,867	276,680
Disposals		—	(2,830)	—	(73,445)	(10,112)	(3,779)	(90,166)
Transfers		—	—	—	36	(36)	—	—
Write-off		—	(2,259)	—	(518)	(1,275)	—	(4,052)
Impairment loss		—	816	6,376	5,054	—	—	12,246
Reversal of impairment loss		—	—	—	(4,252)	—	(209)	(4,461)
Translation difference		3	(1)	—	75	48	—	125

At December 31, 2009		594	337,248	27,351	1,446,783	75,791	44,266	1,932,033

Net book value:
At January 1, 2008		—	1,154,190	184,791	1,243,486	40,467	39,436	2,662,370

At December 31, 2008		—	1,200,856	254,617	1,190,428	35,087	38,785	2,719,773

At December 31, 2009		—	1,213,144	583,110	1,276,248	33,169	40,535	3,146,206

	US$	—	177,705	85,416	186,949	4,859	5,938	460,867

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

14.	Property, plant and equipment (cont’d)
In 2008, the Rmb 43,664 (US$6,396) of impairment loss represented the write down of certain property, plant and equipment to the recoverable amount. This has been recognized in the income statement in the line item “Selling, distribution and administrative costs”. The recoverable amount was based on fair value less cost to sell and was determined at the level of the cash generating unit.

The impairment loss includes impairment of buildings in Yulin Hotel and Guilin office building. The recoverable amounts of these buildings have been determined based on fair value less cost to sell. Fair values are determined using discounted cash flow and a market comparison approach respectively. Please refer to Note 17 for more details.

Finance leases and assets under construction

The carrying value of plant and equipment held under finance leases at January 1, 2008, December 31, 2008 and December 31, 2009 were Rmb 15 (US $2), Rmb 10 (US $1), and Rmb 36,818 (US $5,393) respectively. Leased assets are pledged as security for the related finance lease.

Land and buildings with a carrying amount at January 1, 2008, December 31, 2008 and December 31, 2009 of Rmb nil, Rmb nil, and Rmb 36,813 (US$5,393) are subject to a first charge to secure two of the Group’s bank loans (Note 19).

15.	Investment properties

	Rmb’000	US$’000

Cost:
As at January 1, 2008	39,876	5,841
Translation during the year	(4,256)	(623)

As at December 31, 2008	35,620	5,218
Translation during the year	358	52

As at December 31, 2009	35,978	5,270

Accumulated depreciation:
As at January 1, 2008	739	108
Charge during the year	735	108

As at December 31, 2008	1,474	216
Charge during the year	652	95

As at December 31, 2009	2,126	311

Net book value:
As at January 1, 2008	39,137	5,733

As at December 31, 2008	34,146	5,002

As at December 31, 2009	33,852	4,959

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

15.	Investment properties (cont’d)
Details of the investment property (non-current) as at December 31, 2009 are as follows:

			Land	Floor
			area	area
Location	Description	Tenure	(m2)	(m2)	Owned by
49 Jalan Wong Ah Fook, Johor Bahru, Malaysia (Wisma LKN)	18-storey office block	Freehold	1,133.1	6,948.02	LKN Development Pte Ltd
The commercial property is leased to external customers. Each of the lease is for periods of one to three years. Subsequent renewals are negotiated with the lessee.

Investment property is stated at cost. The Company estimated the fair value of the investment property by obtaining an independent valuation from a professional appraiser. The fair values of the property being valued as at January 1, 2008, December 31, 2008 and December 31, 2009 were Rmb 42,521, Rmb 38,265 and Rmb 38,623 (US$5,658) respectively. The fair value is based on market value, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm’s length transaction after property marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

The direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period ended December 31, 2008 and December 31, 2009 are Rmb 2,241 and Rmb 179 (US$26).

16.	Prepaid operating leases
Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government. The prepaid operating leases charged to expense were Rmb 6,794 and Rmb 7,982 (US$1,169) for the year ended December 31, 2008 and 2009, respectively.

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Current	5,767	6,151	7,273	1,065
Non-current	162,235	159,156	355,931	52,138

Total	168,002	165,307	363,204	53,203

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Gross payments for prepaid operating leases	203,127	235,346	414,979	60,787
Less: Amounts charged to expense	(35,125)	(43,773)	(51,775)	(7,584)
Less: Impairment loss	—	(26,266)	—	—

Total	168,002	165,307	363,204	53,203

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

17.	Goodwill

	Goodwill	Goodwill
	Rmb’000	US$’000

Cost:

At January 1, 2008, December 31, 2008 and December 31, 2009	218,311	31,979

Impairment:
At January 1, 2008	—	—
Impairment	5,675	831

At December 31, 2008 and December 31, 2009	5,675	831

Net book value:
At January 1, 2008	218,311	31,979

At December 31, 2008	212,636	31,148

At December 31, 2009	212,636	31,148

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:
—	Yuchai

—	Yulin Hotel
Carrying amount of goodwill allocated to each of the cash-generating units:

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000
Yuchai	212,636	212,636	212,636	31,148
Yulin Hotel	5,675	—	—	—

	218,311	212,636	212,636	31,148

Yuchai unit

The Group performed its annual impairment test as at December 31, 2009, December 31, 2008 and January 1, 2008. The recoverable amount of the unit is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a ten year period. The business of Yuchai is stable since the Group had control since 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections is 16.98% (31.12.2008: 15.01%, 1.1.2008: 14.68%). No impairment was identified for this unit.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

17.	Goodwill (cont’d)
Yulin Hotel unit

In 2008, the goodwill of Rmb 5,675 pertaining to the Yulin Hotel acquisition was fully impaired because the carrying amount is not recoverable from the expected future cash flows. The economic slowdown in late 2008 resulted in lower hotel utilization and reduced building tenancy. As a result, the Group concluded that future cash flows from Yulin Hotel were not as originally anticipated, leading to the impairment charge for the goodwill in the year ended December 31, 2008.

Key assumptions used in value in use calculations

The calculation of value in use for the cash generating units is most sensitive to the following assumptions:
•	Gross margin

•	Discount rates

•	Growth rate estimates
Gross margin — Gross margin is based on estimated margins in the budget period.

Discount rates — Discount rates reflect management’s estimate of the risks specific to the cash generating unit and was estimated based on Weighted Average Cost of Capital (“WACC”). This rate was weighted according to the optimal debt/equity structure arrived on the basis of the capitalization structure of the peer group.

Growth rate estimates — Growth rates are based on management’s estimate. The long term rates used to extrapolate the budget for Yuchai are 12.64% and 21.06% for 2009 and 2008 respectively.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the Yuchai cash generating unit, the Company believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

For the Yulin Hotel cash generating unit, the goodwill is already fully impaired in 2008, and consequently, any adverse change in a key assumption will not result in a further impairment loss.

18.	Other Receivables

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Amount due from joint ventures (i)	65,223	61,475	61,222	8,968
Deposits	—	—	2,000	293
Lease receivable	—	—	8,961	1,313

	65,223	61,475	72,183	10,574

Note:

(i)	The non-current non-trade amounts due from joint venture partners are unsecured, with interest bearing at 1.719% (2008: 4.202%) per annum and are not expected to repay within 12 months from the financial year end.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Other financial liabilities
(a)	Other liabilities (current and non-current)

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Preference shares	2,286	2,075	2,119	311
Finance lease liabilities (Note 33)	15	10	34,991	5,125

	2,301	2,085	37,110	5,436

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Current	5	5	10,233	1,499
Non-current	2,296	2,080	26,877	3,937

Total	2,301	2,085	37,110	5,436

Redeemable convertible preference shares (“RCPS”)

The Series A RCPS issued have the following key terms and conditions:
(a)	Non-cumulative dividend which shall accrue for each Series A RCPS on a daily basis at 0.1% per annum of the amount equivalent to $0.69 per outstanding Series A RCPS. Series A RCPS rank pari passu with the Series B RCPS and in priority to all other classes of equity securities;

(b)	The Company shall redeem all or part of the Series A RCPS upon the occurrence of any of the relevant redemption events as defined in the debt restructuring agreement (“DRA”) entered into by the Company and certain of its subsidiaries with certain of their bankers and other financial lenders on March 16, 2001;

(c)	Upon the passing of a special resolution at a meeting of the holders of the Series A RCPS convened during the conversion period commencing from the date of issue (March 17, 2005) of such Series A RCPS and expiring 10 years thereafter to approve the conversion of all outstanding Series A RCPS, the Company shall convert all (but not some only) of the outstanding Series A RCPS at the conversion ratio of 1:1 and rounded down to the nearest whole number for fractions upon conversion subject to adjustments pursuant to the DRA; and

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Other financial liabilities (cont’d)
(a)	Other liabilities (current and non-current) (cont’d)
(d)	The Company shall redeem all the outstanding Series A RCPS on the tenth anniversary of the issue date of the Series A RCPS.
The Series B RCPS issued have the following key terms and conditions:
(a)	Non-cumulative dividend which shall accrue for each Series B RCPS on a daily basis at 0.1% per annum of the amount equivalent to $0.16 per outstanding Series B RCPS. Series B RCPS rank pari passu with the Series A RCPS and in priority to all other classes of equity securities;

(b)	The Company shall redeem all or part of the Series B RCPS upon the occurrence of any of the relevant redemption events as defined in the DRA;

(c)	Upon the passing of a special resolution at a meeting of the holders of the Series B RCPS convened during the conversion period commencing from the date of issue (March 17, 2005) of such Series B preference shares and expiring 5 years thereafter to approve the conversion of all outstanding Series B RCPS, the Company shall convert all (but not some only) of the outstanding Series B RCPS at the conversion ratio of 1:1 and rounded down to the nearest whole number for fractions upon conversion subject to adjustments pursuant to the DRA; and

(d)	On the market day immediately following the fifth anniversary of the date of issue of the Series B RCPS, all Series B RCPS which remain unconverted or unredeemed shall be mandatorily converted into ordinary shares of the Company at conversion ratio of 1:1 and rounded down to the nearest whole number for fractions upon conversion subject to adjustments pursuant to the DRA.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Other financial liabilities (cont’d)
(b)	Interest-bearing loans and borrowings

	Effective
	interest rate	Maturity	1.1.2008
	%		Rmb’000
Current:

Renminbi denominated loans	4.08	2008	819,164
US$ denominated loans	3.01 - 3.24	2008	457,787

			1,276,951

Non-Current:
Renminbi denominated loans	5.85	2010	85,000
US$ denominated loans	2.68 - 3.01	2010	225,142
Zero coupon bonds	6.00	2009	2,960

			313,102

	Effective
	interest rate	Maturity	31.12.2008
	%		Rmb’000
Current:

Renminbi denominated loans	4.95	2009	833,000
Singapore dollars denominated loans	2.15	2009	313,448
Zero coupon bonds	6.00	2009	2,284

			1,148,732

Non-Current:

US$ denominated loans	1.38	2010	176,756

			176,756

	Effective
	interest rate	Maturity	31.12.2009	31.12.2009
	%		Rmb’000	US$’000
Current:

Renminbi denominated loans	3.81	2010	434,393	63,631
Singapore dollars denominated loans	2.22	2010	19,399	2,842

			453,792	66,473

Non-Current:
Renminbi denominated loans	4.86	2012	150,000	21,973
Singapore dollars denominated loans	2.15	2010	293,397	42,978
US$ denominated loans	1.35	2010	181,859	26,639

			625,256	91,590

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Other financial liabilities (cont’d)
(b)	Interest-bearing loans and borrowings (cont’d)

Note: The Company has the discretion to refinance or rollover the obligations for at least 12 months after the reporting period for the existing loan facilities.

US$50.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“Sumitomo”):

On September 7, 2005, in order to fund its business expansion plans, the Company entered into a revolving credit facility agreement with Sumitomo with a committed aggregate value of US$50.0 million for a three years duration. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not being less than US$120,000 and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. At all times during the year ended December 31, 2007, the Company was in compliance with these financial covenants. The Company has also undertaken to make available to Sumitomo, within 180 days after the end of its financial year (beginning with financial year 2005), copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2006 and 2007 audited consolidated accounts has been received from Sumitomo granting an extension of time until July 18, 2008 and September 30, 2008 respectively. On September 6, 2008, this credit facility with Sumitomo expired and the bridging loan as stated in note below was used to partially refinance this facility which was fully repaid.

DBS S$50.0 million bridging loan:

On August 28, 2008, the Company entered into a bridging loan agreement of up to S$50 million for a 12 months duration, with DBS Bank Ltd., (“DBS”) of Singapore, to partially re-finance the US$50m revolving credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch which expired on September 6, 2008. The new facility will also be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. The Company has also undertaken to make available to DBS, within 180 days after the end of its financial year, copies of its audited consolidated accounts as at the end of each financial year. A waiver from compliance with this undertaking in relation to the production of 2008 audited consolidated accounts has been received from the bank in 2009, granting an extension of time until August 31, 2009.

On August 21, 2009, we entered into a new short-term loan agreement for up to S$50 million for a12 months duration with DBS Bank Ltd., (“DBS”) of Singapore, to re-finance our existing bridging credit facility with DBS which expired on September 4, 2009. The new facility will be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. There is an undertaking by the Company to repay S$2 million every quarter.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Other financial liabilities (cont’d)
(b)	Interest-bearing loans and borrowings (cont’d)

S$21.5 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”):

On March 20, 2008, the Company entered into a new facility agreement with BOTM to re-finance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$21.5 million with a one year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, this credit facility expired and the new facility with same bank was used to refinance this facility which was fully repaid. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year, copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2008 audited consolidated accounts has been received from the bank granting an extension of time until August 31, 2009. On March 17, 2010, the credit facility expired and was refinanced in full with the bank (see Note 38(a)).

US$40.0 million credit facility with Sumitomo:

On March 30, 2007, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$40.0 million to refinance the S$60.0 million facility with Oversea — Chinese Banking Corporation Limited (“OCBC”) that was due to mature on July 26, 2007. The facility is available for three years from the date of the facility agreement and will be utilized by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year. A waiver from compliance with this undertaking in relation to the production of the 2008 audited consolidated accounts has been received from the bank granting an extension of time until August 31, 2009. The credit facility expired on March 30, 2010 and was refinanced for USD30.0 million with the same bank (see Note 38(b)).

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

20.	Deferred grants

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	—	—	31,514	4,616
Received during the year	—	31,514	150,917	22,107
Released to the income statement	—	—	(3,198)	(468)

Balance at end of year	—	31,514	179,233	26,255

Current	—	31,514	3,198	469
Non-current	—	—	176,035	25,786

Total	—	31,514	179,233	26,255

Government grants have been received for the purchase of certain items of property, plant and equipments.

21.	Inventories
Inventories are comprised of:

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Raw materials	942,849	1,653,281	1,056,581	154,771
Work in progress	17,647	17,072	21,481	3,147
Finished goods	686,579	579,691	1,051,964	154,096

Total inventories at the lower of cost and net realisable value	1,647,075	2,250,044	2,130,026	312,014

Inventories recognized as an expense in cost of sales amounted to Rmb 7,490,254 and Rmb 9,567,280 (US$1,401,450) in the year ended December 31, 2008 and December 31, 2009 respectively.

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	88,439	136,256	19,959
Charge to consolidated statements of income	52,747	154,700	22,661
Written off	(4,930)	(4,009)	(587)

	136,256	286,947	42,033

The amount of write-down of inventories recognized as an expense and included in “cost of sales” amounted to Rmb 52,747 and Rmb 154,700 (US$22,661) in year ended December 31, 2008 and December 31, 2009 respectively.

As at December 31, 2009, YMMC had consigned finished goods inventory balance of Rmb nil (US$ nil) (2008: Rmb 3,627) with the customers.

22.	Other current financial assets

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Properties held for sale	110,344	96,293	91,202	13,360

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

23.	Trade and bills receivables

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb'000	Rmb'000	Rmb'000	US$'000

Trade receivables (net)	716,500	397,296	389,659	57,079
Bills receivables	2,392,744	2,140,839	2,117,042	310,112

	3,109,244	2,538,135	2,506,701	367,191

Trade receivables (net) are non-interest bearing and are generally on 60 days’ terms. They are recognised at their original invoice amounts which represent their fair values on initial recognition.

As of January 1, 2008, December 31, 2008 and December 31, 2009, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled Rmb 171,221, Rmb 1,214,497 and Rmb 3,179,737 (US$465,780) respectively.

An analysis of the allowance for doubtful accounts is as follows:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	65,013	96,147	14,083

Add:
Charge (credit) to consolidated statements of income	32,943	(15,552)	(2,278)
Less:
Written off	(1,802)	(3,947)	(578)
Translation differences	(7)	(2)	—

	96,147	76,646	11,227

At December 31, 2008 and 2009, gross trade accounts receivable due from a major customer, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”) were Rmb 119,513 and Rmb 271,209 (US $39,728), respectively. See Note 35 for further discussion of customer concentration risk.

		Neither
		past due
		nor	0-90	91-180	181-365	>365
	Total	impaired	days	days	days	days
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

As at 31.12.2009	2,506,701	2,438,348	66,888	19	168	1,278
As at 31.12.2008	2,538,135	2,530,044	6,898	707	50	436
As at 1.1.2008	3,109,244	2,559,389	275,060	184,530	10,838	79,427

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Other receivables (current)

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

GST/VAT Recoverable	8,178	70,910	83,825	12,279
Staff advances	8,071	1,590	7,394	1,083
Amounts due under guarantee contracts, net (see Note 33)	20,162	15,382	12,557	1,839
Land deposit	5,000	5,000	5,000	733
Recoverable from Malkn Sdn Bhd (i)	35,122	22,671	—	—
Associates	17,373	91,027	44,662	6,542
Other related parties	145,702	53,894	20,310	2,975
Other deposits	—	10,000	—	—
Loan to customers	3,361	—	—	—
Interest receivables	—	—	5,176	758
Custom tax refund	—	2,057	11,018	1,614
Others	17,357	30,781	23,921	3,504
Impairment losses — other receivables (ii)	(57,036)	(79,626)	(32,313)	(4,733)

	203,290	223,686	181,550	26,594

Note:

(i)	Recoverable from Malkn Sdn Bhd., a subsidiary of HLGE, which is currently under creditors’ liquidation.

(ii)	An analysis of the impairment losses — other receivables is as follows:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	94,177	79,626	11,664

Add:
Charge (credit) to consolidated statements of income	(7,598)	(28,506)	(4,176)
Less:
Written off	(5,332)	(19,314)	(2,829)
Translation differences	(1,621)	507	74

	79,626	32,313	4,733

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

25.	Cash and cash equivalents
For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise the following at 31 December:

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Cash at banks and on hand	759,837	823,695	3,657,981	535,834

Cash at banks earn interest at floating rates based on daily bank deposit rates. Cash and cash equivalents denominated in various currencies are held in bank accounts in the Singapore and China.

At January 1, 2008, December 31, 2008 and December 31, 2009, the Group had available Rmb 2,658,071, Rmb 3,639,724 and Rmb 3,875,020 respectively (US$567,627) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2008 and 2009 were Rmb 138 and Rmb 104 (US$15) respectively.

26.	Issued capital and reserves

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	thousands	thousands	thousands	thousands
Authorised shares

Ordinary shares of US$0.10 each	100,000	100,000	100,000	100,000

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000
Ordinary shares issued and fully paid

37,267,673 ordinary shares issued and fully paid at US$0.10 per share	1,724,196	1,724,196	1,724,196	252,567

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000
Non-redeemable convertible cumulative preference shares (“NCCPS”)	36	36	36	5

HLGE issued 197,141,190 NCCPS at an issue price of S$0.02 each on July 4, 2006, expiring on the 10th anniversary of the NCCPs issue date.

The NCCPS shall, subject to the terms and conditions thereof, carry the right to receive, out of the profits of HLGE available for payment of dividends, a fixed cumulative preferential dividend of 10% per annum of the issue price for each NCCPS (the “Preference Dividend”).

Other than the Preference Dividend, the NCCPS holders shall have no further right to participate in the profits or assets of HLGE.

NCCPS holders shall have no voting rights except under certain circumstances referred to in the Companies Act, Chapter 50 of Singapore set out in the terms of the NCCPS.

The NCCPS are not listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited (the “SGX-ST”). However, the holders of the NCCPs are able to exercise their rights to convert the NCCPS into new ordinary shares at a 1 for 1 ratio, subject to the terms and conditions of the NCCPS. Such new ordinary shares will be listed and quoted on the Official List of the SGX-ST when issued.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

27.	Dividends paid and proposed

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Declared and paid during the year:

Dividends on ordinary shares:

Interim dividend for 2008 US$0.10 cents (2007: US$0.10 cents)	25,886	—	—

Interim dividend for 2009: US$0.10 cents (2008:US$0.10 cents)	—	25,457	3,729

	25,886	25,457	3,729

On March 5, 2010, the Company declared a dividend of US$0.25 per share or US$9.3 million in total dividend, payable on March 30, 2010.

28.	Statutory reserves

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Statutory general reserve (see Note (ii))
Balance at January 1	171,280	174,033	176,126	25,800
Transfer from retained earnings	2,753	2,093	4,213	617

Balance at end of year	174,033	176,126	180,339	26,417

Statutory public welfare fund (see Note (iii))
Balance at January 1	70,600	70,600	85,641	12,545
Transfer from retained earnings (see Note (iv))	—	15,041	—	—

Balance at end of year	70,600	85,641	85,641	12,545

General surplus reserve
Balance at January 1 and December 31	25,706	25,706	25,706	3,765

Balance at end of year	270,339	287,473	291,686	42,727

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

28.	Statutory reserves (cont’d)

Notes:

(i)	In accordance with the relevant regulations in the PRC, Yuchai and its subsidiaries are required to provide certain statutory reserves which are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. The reserves are not distributable in the form of cash dividends.

(ii)	In accordance with the relevant regulations in the PRC, a 10% appropriation to the statutory general reserve based on the net income reported in the PRC financial statements is required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to stockholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(iii)	Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to stockholders. Since January 1, 2006, in accordance with the amended Company’s policy, the contribution to the fund ceased.

(iv)	In 2008, an amount of Rmb 15,041 was transferred back to the Statutory Public Welfare Fund as the payable was no longer required.

29.	Trade and other payables (current)

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Trade payables	2,517,902	2,619,136	4,749,651	695,746
Other payables	789,743	746,286	1,284,645	188,180
Deferred income	—	31,514	3,198	468
Interest payable	—	1,831	2,498	366
Immediate holding company	5,278	451	362	53
Associates	—	43,861	—	—
Other related parties	380,521	161,049	149,892	21,957

Balance at end of year	3,693,444	3,604,128	6,190,246	906,770

Terms and conditions of the above financial liabilities:
▶	Trade payables are non-interest bearing and are normally settled on 60-day terms.

▶	Other payables are non-interest bearing and have an average term of six months.

▶	Interest payable is normally settled throughout the financial year.

▶	For terms and conditions relating to related parties, refer to Note 32

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Provision for product warranty

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	163,701	194,898	188,599	27,626
Provision made	233,838	215,544	368,284	53,948
Less: Provision utilised	(202,641)	(221,843)	(297,349)	(43,557)

Balance at end of year	194,898	188,599	259,534	38,017

31.	Deferred gain and gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loan
The amount represents the recognition of specific impairment provisions totaling Rmb 202,950 on the loans with an aggregate principal amount of Rmb 205 million due from Yuchai Marketing Company Limited (“YMCL”) as of December 31, 2005. YMCL is wholly owned by Coomber Investment Limited (“Coomber”), a shareholder of the Company and State Holding Company (collectively, the “Chinese Shareholders”).

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

On December 2, 2004, these advances were converted into formal loans and written agreements and were executed between Yuchai and YMCL through an authorized financial institution in the PRC. Under the terms of the loan agreements, the loans were payable in their entirety on December 2, 2005 and interest, at the rate of 5.58% per annum, was payable on a monthly basis. Further, the loans were secured by guarantees given by the Chinese Shareholders. Interest income of Rmb 10,512, Rmb 11,548 and Rmb 4,224 (US$618) was received and recognised in 2006, 2007 and 2008, respectively.

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

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Deferred gain and gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loan (cont’d)
When the loans became due in December 2005, Yuchai was requested to extend the maturity date for the loans. However, the Company and Yuchai had been unable to access the financial statements of YMCL. Consequently, the Directors from the Company’s and Yuchai’s boards had doubts about YMCL’s ability to repay the loans. However, the Company’s and Yuchai’s board of directors considered the request to extend the loans based on representations received from the Chinese Shareholders and management of YMCL concerning their respective abilities and intentions to repay the loans and honor their guarantees, and therefore agreed to extend the repayment date of the loans for an additional year. The extension of the loans was approved by the Board of Directors of Yuchai on December 2, 2005. An agency bank was appointed under PRC requirements to administer the Rmb 205 million loans and the legal method requires such loans to be repaid and the funds re-disbursed. The new loans carry the same terms, including scheduled maturity on December 1, 2006. New guarantees were also granted by the Chinese Shareholders for these loans. The maturity date of the loans was subsequently extended to June 1, 2007 and further extended to May 30, 2008.

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
The Company’s management ruled out any form of legal or other enforcement action against the Chinese Shareholders as management believed that Yuchai may not be the first preferred creditor entitled to receive payment of the judgment debt. Moreover, management believed that the process for enforcement of a judgment in China is complex and not as effective when compared with other jurisdictions. In addition, management believed that the commencement of legal or other enforcement actions would likely lead to a deterioration in relations with the Chinese Shareholders which could have a materially adverse impact on the Company’s investment in Yuchai and could lead to the impairment of shareholder value of the Company. Consequently, management believed that it was beneficial to the Company’s shareholders for management to continue their dialogue and seek other possible arrangements with YMCL, Coomber and State Holding Company to resolve the repayment of the Rmb 205 million loans rather than for it to resort to legal and enforcement actions described above.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Deferred gain and gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loan (cont’d)
In July 2007, Yuchai’s Board of Directors agreed in principle to a proposal by the State Holding Company to settle the loans due from YMCL, along with various other accounts receivable from YMCL (collectively, the “receivables”), by forgiving the receivables in exchange for the transfer of 100% of the equity ownership in a hotel in Yulin, PRC and YMCL’s central office building in Guilin, PRC. On December 25, 2007, Yuchai, pursuant to the execution of a share transfer contract with YMCL, Coomber and State Holding Company, acquired all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) for Rmb 245.6 million. As of January 1, 2008, the purchase consideration for this acquisition had not been settled and is included in “Amounts due to related parties” on the consolidated balance sheet. Agreements were entered into by Yuchai on March 31, 2008 to effect the repayment of the Rmb 205 million loans against the liability of Rmb 245.6 million arising from the purchase of 100% equity interest in Yulin Hotel Company with the balance settled through offset of certain trade receivables due from YMCL, the Guarantors and other related parties. Under the terms of these agreements, Yuchai’s purchase price obligation of Rmb 245.6 million was legally extinguished through the offsetting of this liability.

As of January 1, 2008 and December 31, 2008, the transfer of the 100% equity interest in Yulin Hotel Company was subject to approval from the provincial government regulatory agency in charge of state-owned assets administration in China. Yuchai’s Board of Directors and shareholders had approved an extension of time for obtaining of approval from November 30, 2008 to June 30, 2009 failing which, Yuchai would have had the right to sell to the State Holding Company, who would have been obligated to buy, 100% of the equity in Yulin Hotel Company at the original purchase price of Rmb 245.6 million. This condition is contained in a guarantee letter provided by the original shareholders of Yulin Hotel Company. However, management of the Company was uncertain whether State Holding Company had the financial ability to purchase Yulin Hotel Company for the full contractual amount of Rmb 245.6 million. Consequently, no recovery of the previously recorded impairment loss on the loans due from YMCL was recognized in the Company’s consolidated financial statements as of December 31, 2008 and the provision against the loan was reclassified as a deferred gain in the balance sheet. Such recovery was recognized in the Company’s consolidated financial statements on January 13, 2009, when Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company. Upon receipt of approval from the provincial government, the gain was recognized in the Statement of Income in 2009.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Related party disclosures
The ultimate parent

Our controlling shareholder, HLA, indirectly owns 10,248,013, or 27.5%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. HLA controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.0% of the outstanding shares of our Common Stock and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 6.48% of the outstanding shares of our Common Stock. HLA is a member of the Hong Leong Investment Holdings Pte Ltd., or Hong Leong Investment, group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our bye-laws and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of Rmb 470 (US$69) and Rmb 6,414 during the financial years ended December 31, 2009 and December 31, 2008 respectively.

Entity with significant influence over the Group
The Yulin City Government through Coomber Investment Ltd owns 18% of the ordinary shares in the Company (2008: 18%).

The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year (for information regarding outstanding balances at December 31, 2009 and 2008, refer to Notes 24 and 29):

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (See Note (i))	196,997	338,094	49,525

Sales of raw materials to YMCL (See Note (i))	—	232,560	34,066

Sales to affiliates (See Note (i))	18,067	61,521	9,012
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (see Note (i))	(1,013,106)	(1,509,950)	(221,183)

Purchases of raw materials and supplies from affiliates (see Note (i))	(17,781)	(94,236)	(13,804)

Delivery expense charged by a subsidiary of YMCL (See Note (ii))	(161,036)	(210,129)	(30,780)
Storage expense charged by a subsidiary of SHC (See Note (iii))	—	(58,667)	(8,594)

General and administrative expenses
— charged by State Holding Company (see Note (iv))	(34,934)	(35,857)	(5,252)
— charged by HLA (see Note (v))	(6,758)	(6,828)	(1,000)
— charged by an affiliate of HLA (see Note (vi))	(6,760)	(8,124)	(1,190)

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Related party disclosures (cont’d)
Note:
(i)	Sale and purchase of raw materials, supplies, scraps and diesel engines to/from State Holding Company, its subsidiaries and affiliates. Certain subsidiaries and affiliates of State Holding Company have acted as suppliers of raw materials and supplies to the Company and certain subsidiaries of State Holding Company have acted as sales agents of the Group. The State Holding Company also purchased scraps from the Group. State Holding Company’s subsidiaries and affiliates include YMCL. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

(ii)	Delivery expense charged by YMCL and its subsidiaries. The fee is for the delivery of spare parts charged by YMCL, which were recorded in “Cost of goods sold” and “Selling, general and administrative expenses” respectively. Management considers that these transactions were entered into in the normal course of business and these transactions continued on normal commercial terms.

(iii)	Storage expenses charged by subsidiary of SHC for the storage of engines components and parts for Yuchai and delivery to the production facilities as required.

(iv)	General and administrative expenses charged by State Holding Company State Holding Company charges Yuchai for certain general and administrative expenses in respect of rental of certain office premises, property management services rendered by State Holding Company. The expenses are charged to Yuchai and its subsidiaries by State Holding Company on an actual incurred basis. Management believes that the expenses charged to Yuchai by State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same amount.

(v)	Management fees, general and administrative expenses charged by HLA.

(vi)	General and administrative expenses charged by affiliates of HLA. The fees mainly relate to office rental, secretarial fees, insurance fees, professional and consultancy fees, and miscellaneous office expenses.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Related party disclosures (cont’d)
Entity with significant influence over the Group (cont’d)

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
Compensation of key management personnel of the Group

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Short term employee benefits	24,773	25,992	3,807

The non-executive directors do not receive pension entitlements from the Group.

33.	Commitments and contingencies
Operating lease commitments — Group as lessee

The Group has entered into commercial leases on certain motor vehicles and items of machinery. These leases have an average life of between three and five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancellable operating leases as at 31 December are as follows:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Within one year	10,538	9,007	1,319
After one year but not more than five years	12,122	7,968	1,168

	22,660	16,975	2,487

The minimum lease payments recognized as an expense in the period ended December 31, 2008 and December 31, 2009 respectively amounted to Rmb 24,306 and Rmb 46,092 (US$6,752).

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Commitments and contingencies (cont’d)
Operating lease commitments — Group as lessor

The Group has entered into commercial property leases on its investment property portfolio, consisting of the Group’s surplus office and manufacturing buildings. These non-cancellable leases have remaining terms of between 6 and 50 years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

Future minimum rentals receivable under non-cancellable operating leases as at 31 December are as follows:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Within one year	3,106	5,998	879
After one year but not more than five years	7,921	16,522	2,420
More than five years	843	515	75

	11,870	23,035	3,374

Finance lease commitments

The Group has finance leases for various items of plant and machinery. Except for leases under sale and leaseback arrangement described below, these leases have terms of renewal but no purchase options and escalation clauses. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	31.12.2009
	Minimum	Present value
	payments	of payments

Within one year	11,397	9,748
After one year but not more than five years	30,604	25,243

Total minimum lease payments	42,001	34,991
Less amounts representing finance charges	7,010	—

Present value of minimum lease payments	34,991	34,991

There were no material finance leases as at January 1, 2008 and December 31, 2008. The finance lease was entered into by Yuchai’s subsidiary, YAMC during the year.
Letter of credits

As of December 31, 2008 and 2009, Yuchai had issued irrevocable letter of credits of Rmb 64.9 million and Rmb 60.9 (US$8.9 million), respectively.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Commitments and contingencies (cont’d)
Sale and leaseback

During the year ended December 31, 2009, in order to fund its business expansion plan in the current year, YAMC sold 912 equipments to CBD Leasing Company Limited for Rmb 40 million. These equipments were the major production machinery of YAMC. The lease agreements include a buy back provision which allows YAMC to purchase the assets at the end of the lease term. The equipments were leased back for approximately Rmb 48,672 and accounted for as the assets owned by YAMC at the present value of the minimum lease payment of Rmb 40,058. Depreciation was provided by the management on a straight-line basis over the useful life of the assets.
Product liability

The General Principles of the Civil Law of China and the Industrial Product Quality Liability Regulations imposes that manufacturers and sellers are liable for loss and injury caused by defective products. Yuchai and its subsidiaries do not carry product liability insurance. Yuchai and its subsidiaries have not had any significant product liability claims brought against them.
Environmental liability

China adopted its Environmental Protection Law in 1989, and the State Council and the State Environmental Protection Agency promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. The PRC emission standard equivalent to Euro III is implemented throughout China from 2008.

In addition, emission standard equivalent to Euro I was implemented on August 31, 2004. After that date, the engines equipped with Euro I engines cannot be sold and used in major urban area. The manufacture and sale of Euro II engines is expected to be progressively phased out starting June 30, 2008 and the PRC emission standard equivalent to Euro III has been implemented progressively throughout China from July 1, 2008. There can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

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

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Commitments and contingencies (cont’d)
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

In 2008 and 2009, there was no new development in this case.
Guarantees

YEGCL provides guarantees of loans granted by commercial banks in the PRC to unrelated third-party individuals who have obtained the loans to purchase automobiles equipped with diesel engines produced by Yuchai. During the years ended December 31, 2005 and 2006, YEGCL guaranteed new borrowings of Rmb 153,538 and Rmb 88,991, respectively. YEGCL ceased issuing guarantees on new borrowings from late 2006. The guarantees cover the entire principal amount of the loan, which generally has a term of one to two years with equal monthly or quarterly installment payments by the borrower. The guarantees are secured by cash deposits from the individual to YEGCL and by the automobile. In the event of defaults on payment, YEGCL would be required under its guarantee to make payments to the banks on behalf of the borrowers.

In return for issuing the guarantee, YEGCL receives a premium fee ranging from 1% to 3% of the loan amount for the years ending December 31, 2008 and 2009, respectively, which is considered to be the fair value of YEGCL’s guarantee at its inception and is recorded as a liability in accordance with the provisions of IAS 39. The Group received Rmb nil of premium fees in 2008 and 2009, respectively, which are included in “Accrued expenses and other liabilities” and recognized as revenue on a straight line basis over the terms of the respective guarantee. Guarantee fees recognized as revenue in 2008 and 2009 amounted to Rmb 628 and Rmb 54 (US$8), respectively. As of January 1, 2008, December 31, 2008 and December 31, 2009, deferred guarantee fee revenue amounted to Rmb 682, Rmb 54 and Rmb nil (US$nil), respectively.

Subsequent to initial measurement and recognition of the liability for YEGCL’s obligations under with these loan guarantees, management evaluates YEGCL’s guarantee portfolio and accounts for potential loss contingencies associated with the guarantees based on the estimated losses resulting from known and expected defaults. Each guarantee is secured by a cash deposit from the borrower and a security interest in the automobile purchased by the borrower. As of December 31, 2008 and 2009, YEGCL had gross receivables of Rmb 15,382 and Rmb 12,557 (US$1,839), respectively, relating to payments made by YEGCL to the banks in conjunction with loans that had been defaulted and to be recovered from the individual borrowers. YEGCL recorded a bad debt allowance in the amount of Rmb 12,209 and Rmb 12,273 (US$1,798) for other receivables, and Rmb 1,409 and Rmb 236 for potential losses associated with the guarantee at December 31, 2008 and 2009 respectively. The net receivables amount of Rmb 3,173 and Rmb 284 (US$42), is included in “Other receivables, net” in the accompanying consolidated balance sheets (See Note 24).

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Commitments and contingencies (cont’d)
Guarantees (cont’d)

As of December 31, 2008 and 2009, the maximum potential amount of future undiscounted payments YEGCL could be required to make under the guarantees was Rmb 16,643 and Rmb 12,050 (US$1,765), respectively. YEGCL held cash deposits of Rmb 2,596 and Rmb 1,237 (US$181) as of December 31, 2008 and 2009 and security interests in automobiles with an aggregate initial purchase value of Rmb 351,566 and Rmb 181,164 (US$26,538) as of December 31, 2008 and 2009, respectively. If, in the event of default the cash deposits and the amount of recoveries, if any, from repossession of the automobiles may not entirely mitigate YEGCL’s losses then, YEGCL accumulates the total expected risk against the total expected recoverable amount and provides for any expected shortfall. Accordingly, management recorded an accrual for potential losses associated with the guarantees in the amount of Rmb 1,409 and Rmb 236 (US$35) as of December 31, 2008 and 2009, respectively, included in “Accrued expenses and other liabilities”.

34.	Segment information
For management purposes, the group is organised into business units based on their products and services, and has three reportable operating segments as follows:

•	Yuchai primarily conducts manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•	The TCL group primarily conducts distribution of consumer electronic products with operations mainly in the PRC (including Hong Kong). TCL also has other business activities relating to contract manufacturing, property development and investment in the PRC. This segment has been classified as a discontinued operation during the financial year.

•	The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange Securities Trading Limited.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from operating profit or loss in the consolidated financial statements. Group financing (including finance costs) and income taxes are managed on a group basis and are not allocated to operating segments.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Segment information (cont’d)

				Adjustments	Consolidated
Year ended			TCL	and	financial
December 31, 2009	Yuchai	HLGE	(Discontinued)	eliminations	statements
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Revenue
External customers	13,161,087	14,816	—	—	13,175,903
Inter-segment	—	—	—	—	—

Total revenue	13,161,087	14,816	—	—	13,175,903

Results
Interest income	29,674	1,788		107 [1]	31,569
Interest expense	(72,069)	(21,160)		15,736 [1]	(77,493)
Goodwill impairment	—	—	—	—	—
Impairment of property, plant and equipment	(7,785)	—	—	—	(7,785)
Depreciation and amortisation	(275,240)	(2,659)	—	(7,415)[2]	(285,314)
Share of profits of associates	2,714	240	—	—	2,954
Share of losses of joint ventures	(83)	(15,917)	—	—	(16,000)
Income tax (expense)/credit	(130,430)	702		(17,495)[3]	(147,223)

Segment profit	1,027,837	(24,323)	—	(36,846)[4]	966,668

Total assets	11,905,224	521,469	321,487	557,731 [5]	13,305,911

Total liabilities	7,333,157	596,377	—	(33,413)[6]	7,896,121

Other disclosures
Investment in associates	5,615	34,029	—	—	39,644
Investment in joint ventures	67,418	129,570	—	—	196,988
Capital expenditure	734,555	46,778	—	—	781,333

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Segment information (cont’d)

				Adjustments	Consolidated
Year ended			TCL	and	financial
December 31, 2008	Yuchai	HLGE	(Discontinued)	eliminations	statements
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Revenue
External customers	10,384,022	20,766	—	—	10,404,788
Inter-segment	—	—	—	—	—

Total revenue	10,384,022	20,766	—	—	10,404,788

Results
Interest income	8,623	5,153	—	1,452 [1]	15,228
Interest expense	(134,245)	(36,497)	—	20,333 [1]	(150,409)
Goodwill impairment	(5,675)	—	—	—	(5,675)
Impairment of property, plant and equipment and prepaid operating assets	(69,930)	—	—	—	(69,930)
Depreciation and amortisation	(262,633)	(2,381)	—	(7,614)[2]	(272,628)
Share of profits of associates	1,761	956	—	—	2,717
Share of profits of joint ventures	—	13,692	—	—	13,692
Income tax (expense)/credit	(95,249)	5	—	(15,282)[3]	(110,526)

Segment profit	507,777	(4,388)	—	(21,647)[4]	481,742

Total assets	8,539,153	595,329		833,162 [5]	9,967,644

Total liabilities	4,770,199	639,874	—	(57,388)[6]	5,352,685

Other disclosures
Investment in associates	7,261	33,896	287,443	—	328,600
Investment in joint ventures	—	164,979	—	—	164,979
Capital expenditure	728,572	2,099	—	—	730,671

				Adjustments	Consolidated
			TCL	and	financial
As at January 1, 2008	Yuchai	HLGE	(Discontinued)	eliminations	statements
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Total assets	7,845,506	747,744	—	1,239,389 [5]	9,832,639

Total liabilities	4,419,576	805,789	—	267,400 [6]	5,492,765

Other disclosures
Investment in associates	4,431	36,657	411,679	—	452,767
Investment in joint ventures	—	160,125	—	—	160,125

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Segment information (cont’d)
1.	Included here are interest income and expense of the holding entity’s interest income and expense and inter-segment interest income and expense are eliminated on consolidation.

2.	Included here are the depreciation of the holding entity’s fixed assets and additional depreciation on HLGE’s investment property and property, plant and equipments valued at fair value in excess of costs.

3.	This relates mainly to the withholding tax provisions for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.

4.	Profit for each operating segment does not include income tax expense and (loss)/profit after tax for the year from discontinued operations.

5.	Segment assets included goodwill and other assets of holding entity and increase in value of HLGE’s property, plant and equipment based on fair value in excess of costs.

6.	Segment liabilities consist of the liabilities of the holding entity.
Geographic information

Revenues from external customers:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

China	10,359,511	13,162,087	1,928,030
Other countries	45,277	13,816	2,024

Total	10,404,788	13,175,903	1,930,054

The revenue information above is based on the location of the customer.

Revenue from one customer group amounted to Rmb 2,496,199 (US$365,652) (2008: Rmb 1,941,102), arising from sales by Yuchai segment.
Non-current assets

	1.1.2008	31.12.2008	31.12.2009	31.12.2009
		Rmb’000	Rmb’000	US$’000

China	1,498,696	1,563,006	2,224,210	325,810
Other countries	1,743,482	1,727,684	1,721,403	252,158

Total	3,242,178	3,290,690	3,945,613	577,968

Non-current assets for this purpose consist of property, plant & equipment, prepaid operating leases, investment joint ventures, investment properties and goodwill.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Financial risk management objectives and policies
The Group’s principal financial liabilities comprise loans and borrowings, trade and other payables, and financial guarantee contracts. The main purpose of these financial liabilities is to raise finance for the Group’s operations. The Group has loan, trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Group also holds available-for-sale investments.

The Group is exposed to market risk, credit risk and liquidity risk.
Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of the market risk management is to manage and control market risk exposures within acceptable parameters while optimizing the return on risk.
Interest rate risk

The primary source of the Group’s interest rate risk relates to interest bearing bank deposits and its borrowings from banks and financial institutions. The interest bearing borrowings of the Group are disclosed in Note 19 to the financial statements. As certain rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group.

The Group manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.
Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest bearing financial liabilities at the end of the reporting period and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2009 of the Group would increase/decrease by Rmb 12.9 million (US$1.9 million) (2008 : profit decrease/increase by Rmb 2.5 million).
Foreign currency risk

The Group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in currencies other than the respective functional currencies of entities within the Group. The currencies giving rise to this risk are primarily the Singapore dollar, Ringgit Malaysia, Chinese Renminbi and United States dollar.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimising the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Financial risk management objectives and policies (cont’d)
The Group’s exposures to foreign currency are as follows:

	December 31, 2008
			United
	Singapore	Euro	States	Chinese
Group	Dollar	Dollars	Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Other investments	—	—	—	—	—
Trade and other receivables	—	11	119,155	33,613	—
Cash and cash equivalents	758	—	6,047	—	—
Financial liabilities	(491,725)	—	—	—	—
Trade and other payables	(72,433)	(908)	(98,711)	(1,418)	(2,827)

In RMB’000	(563,400)	(897)	26,491	32,195	(2,827)

In US$’000	(82,529)	(131)	3,880	4,716	(414)

	December 31, 2009
			United
	Singapore	Euro	States	Chinese
Group	Dollar	Dollars	Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Other investments	326,058	—	—	—	—
Trade and other receivables	374	9,171	135,981	32,464	—
Cash and cash equivalents	78,372	253	2,636	—	22
Financial liabilities	(492,752)	—	—	—	—
Trade and other payables	(66,889)	—	(55,095)	(1,446)	(19)

In RMB’000	(154,837)	9,424	83,522	31,018	3

In US$’000	(22,681)	1,380	12,235	4,544	—

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000
	Profit before tax	Profit before tax	Profit before tax

Singapore dollar	(56,340)	(15,484)	(2,268)
Euro dollar	(90)	942	138
United States dollar	2,649	8,352	1,224
Chinese Renminbi	3,220	3,102	454

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Financial risk management objectives and policies (cont’d)
Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) equity by the following amount:

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Equity	—	907	133

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Credit risks related to receivables: Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit limits are established for all customers based on internal rating criteria.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed for all customers requiring credit over a certain amount.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistic for similar financial assets.

The allowance account in respect of trade and other receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the financial asset is considered irrecoverable and the amount charged to the allowance account is written off against the carrying amount of the impaired financial asset.

At December 31, 2009, the Group had approximately top 20 customers (2008: top 20 customers) that owed the Group more than Rmb 273 million (US$40 million) and accounted for approximately 70% (2008: 56%) of accounts receivables (excluding bills receivables) owing respectively. These customers are located in the PRC. There were 22 customers (2008: 35 customers) with balances greater than Rmb 1 million (US$0.1 million) accounting for just over 81.0% (2008: 79.9%) of total accounts receivable (excluding bills receivables). The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 23. The Group does not hold collateral as security.

Cash and fixed deposits are placed with banks and financial institutions which are regulated.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Financial risk management objectives and policies (cont’d)
Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuations in cash flows, and having adequate amounts of committed credit facilities.

The table below summarises the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

	One year	One to five
As at December 31, 2009	or less	years	Total
	Rmb’000	Rmb’000	Rmb’000

Financial assets:
Trade and bill receivables	2,506,701	—	2,506,701
Other receivables:			—
Staff advances	7,394	—	7,394
Amounts due under guarantee contracts, net	12,557	—	12,557
Land deposits	5,000	—	5,000
Associates	44,662	—	44,662
Other related parties	20,310	61,222	81,532
Others	91,627	—	91,627
Cash and cash equivalents	3,657,981	—	3,657,981

	6,346,232	61,222	6,407,454

Financial liabilities:
Interest-bearing loans and borrowings	479,322	641,324	1,120,646
Preference shares	485	1,634	2,119
Trade and other payables	6,187,048	—	6,187,048
Finance lease liabilities	—	34,991	34,991

	6,666,855	677,949	7,344,804

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Financial risk management objectives and policies (cont’d)
Liquidity risk (cont’d)

	One year	One to five
As at December 31, 2008	or less	years	Total
	Rmb’000	Rmb’000	Rmb’000

Financial assets:
Trade and bill receivables	2,538,135	—	2,538,135
Other receivables:
Staff advances	1,590	—	1,590
Amounts due under guarantee contracts, net	15,382	—	15,382
Land deposits	5,000	—	5,000
Recoverable from Malkn Sdn Bhd	22,671	—	22,671
Associates	91,027	—	91,027
Other related parties	53,894	61,475	115,369
Others	34,122	—	34,122
Cash and cash equivalents	823,695	—	823,695

	3,585,516	61,475	3,646,991

Financial liabilities:
Interest-bearing loans and borrowings	1,194,444	179,198	1,373,642
Preference shares	—	2,075	2,075
Trade and other payables	3,572,614	—	3,572,614
Finance lease liabilities	5	5	10

	4,767,063	181,278	4,948,341

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Financial risk management objectives and policies (cont’d)
Liquidity risk (cont’d)

	One year	One to five
As at January 1, 2008	or less	years	Total
	Rmb’000	Rmb’000	Rmb’000

Financial assets:
Trade and bill receivables	3,109,244	—	3,109,244
Other receivables:
Staff advances	8,071	—	8,071
Amounts due under guarantee contracts, net	20,162	—	20,162
Land deposits	5,000	—	5,000
Recoverable from Malkn Sdn Bhd	35,122	—	35,122
Associates	17,373	—	17,373
Other related parties	145,702	65,223	210,925
Others	(28,140)	—	(28,140)
Cash and cash equivalents	759,837	—	759,837

	4,072,371	65,223	4,137,594

Financial liabilities:
Interest-bearing loans and borrowings	1,325,206	322,409	1,647,615
Preference shares	—	2,286	2,286
Trade and other payables	3,693,444	—	3,693,444
Finance lease liabilities	5	10	15

	5,018,655	324,705	5,343,360

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

36.	Capital management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance except where decisions are made to exit businesses or close companies.

The capital structure of the Group consists of debts (which includes the borrowings and trade and other payables, less cash and cash equivalents) and equity attributable to owners of the Group (comprising issued capital and reserves).

	31.12.2008	31.12.2009	31.12.2009
	Rmb’000	Rmb’000	US$’000

Interest-bearing loans and	1,325,488	1,079,048	158,063
borrowings (Note 19)

Trade and other payables (Note 29)	3,604,128	6,190,246	906,770

Less cash and cash equivalents (Note 25)	(823,695)	(3,657,981)	(535,834)

Net debt	4,105,921	3,611,313	528,999

Equity	4,614,959	5,409,790	792,446

Total capital and net debt	8,720,880	9,021,103	1,321,445
The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ending December 31, 2009 and 2008.

37.	Fair values of financial instruments
The carrying amounts of trade and bills receivables, other receivables, cash and cash equivalents, interest-bearing loans and borrowings, preference shares, trade and other payables and finance lease liabilities approximate their fair value due to their short term nature.

The carrying amount of other receivables (long term) and interest bearing loans and borrowings (long-term) approximate their fair value as their interest rates approximate the market lending rate.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

38.	Events after the balance sheet date
(a)	S$16.5 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”)

On March 17, 2010, the Company entered into a new facility agreement with BOTM to re-finance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$16.5 million with one year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

(b)	US$30.0 million credit facility with Sumitomo

On March 30, 2010, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$30.0 million to refinance the US$40.0 million facility that was due to mature on March 30, 2010. The facility is available for one year from the date of the facility agreement and will be utilized by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not less than US$200 million and the ratio of our total consolidated net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year.

(c)	HLGE S$93 million Loan Agreement

On February 3, 2010, Venture Lewis has agreed to extend the 2009 loan by extending the grant of the S$93 million unsecured loan for a further term of one year from July 3, 2010 to July 3, 2011, upon the terms and conditions of the loan agreement dated February 3, 2010. The terms of the 2010 loan are substantially similar to those of the 2009 loan. The 2010 loan carries interest at the rate of 3.42% per annum, being aggregate of the margin of 2.5% per annum and the SIBOR rate of 0.92% per annum, and is renewable by mutual agreement on an annual basis.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

38.	Events after the balance sheet date (cont’d)
(d)	Mandatory conversion of series B redeemable convertible preference shares (“Series B Preference Shares”)

As announced by HLGE on February 12, 2010, an aggregate of 18,935,883 Series B Preference Shares in the capital of HLGE shall be mandatorily converted into an aggregate of 18,935,883 Ordinary Shares on March 18, 2010, being the Market Day immediately following the fifth (5th) anniversary of the date of issue of the Series B Preference Shares.

Article 8B(6) of the Articles provides that if the conversion of all or any part of the Series B Preference Shares held by any holder of Series B Preference Shares (a) is not permitted by law or regulations or (b) will trigger any obligation to make a general offer by such holder or its concert parties under the Singapore Code on Take-overs and Mergers, such holder will be permitted to convert only such number of Series B Preference Shares held by it as will not (i) result in the breach of such law or regulations or (ii) trigger any take-over obligation on the Mandatory Conversion Date. Such holder will have the option to convert the remaining number of Series B Preference Shares at the Series B Preference Share Conversion Ratio into Ordinary Shares (subject to the adjustment provisions under Article 8B(7) of the Articles) over a period of twenty-two (22) months commencing after the Mandatory Conversion Date (the “Extension Period”), without the requirement of the passing of a Series B Preference Share Special Resolution, by giving a notice in writing to HLGE.

So as not to trigger a take-over obligation on the Mandatory Conversion Date, Grace Star Services Ltd. (“Grace Star”), a substantial shareholder of HLGE, has given written notice to HLGE dated February 11, 2010 informed that pursuant to Article 8B(6) of the Articles, Grace Star will only be converting 17,300,000 out of the 93,229,170 Series B Preference Shares held by it under the Mandatory Conversion, with an option to convert the remaining 75,929,170 Series B Preference Shares held by it into Ordinary Shares during the Extension Period.

Following the Mandatory Conversion, the total number of Ordinary Shares will increase to 872,901,230 Ordinary Shares and 75,929,170 Series B Preference Shares will remain in issue. HLGE also has 14,202,139 Series A Redeemable Convertible Preference Shares and 313,152 Non-Redeemable Convertible Cumulative Preference Shares in issue as at the date hereof.

On February 10, 2010, the Group has indicated that it has no objections to the use of the proceeds from disposal of certain assets of HLGE to meet HLGE’s debts as and when they are due.

(e)	Changes in shareholding of HLGE

With the conversion of 17,300,000 Existing HLGE RCPS B into HLGE ordinary shares on the Mandatory Conversion Date, the Company’s shareholding interest in HLGE increased from 45.4% to 46.4% with effect from March 24, 2010 upon receipt of regulatory approval.