Form 20-F/A
period 2009-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2010-06-11
CIK 932695

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
Yes ☐          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑ by the International Accounting Standards Board	Other ☐
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
Yes ☐          No ☐

EXPLANATORY NOTE
     China Yuchai International Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was originally filed with the Securities and Exchange Commission on April 30, 2010, to file the revised audit reports of the Company’s independent registered public accounting firm.
     The audit reports of the Company’s independent registered public accounting firm included in the Form 20-F filed on April 30, 2010 have been revised by the Company’s independent registered public accounting firm solely to clarify that the Company’s consolidated financial statements as of and for the years ended December 31, 2008 and 2009 included in the previously filed Form 20-F (and reproduced in full in this Amendment No. 1) have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. While the notes to such consolidated financial statements included a statement that those consolidated financial statements had been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, the audit reports previously filed only referred to the International Financial Reporting Standards without referring specifically to the International Accounting Standards Board.
     There is no change to the Company’s consolidated financial statements that were included in pages F-4 to F-108 of the Form 20-F filed on April 30, 2010. Those financial statements have been reproduced in full in this Amendment as required by Rule 12b-15 under the Securities Exchange Act of 1934.
     This Amendment does not reflect events that have occurred after the April 30, 2010 filing date of the original Form 20-F, or modify or update other disclosures presented therein. Items included in the original Form 20-F that are not included herein are not amended and remain in effect as of the date of the original filing.
     In addition, this Amendment includes currently dated Section 302 and Section 906 certifications of the President and Director and the Chief Financial Officer that are attached to this Amendment as Exhibits 12.1 and 13.1.

ITEM 18. FINANCIAL STATEMENTS.
Index to Financial Statements
China Yuchai International Limited

ITEM 19. EXHIBITS.
     Exhibits to this Annual Report:

1.1	Memorandum of Association of China Yuchai International Limited or the Registrant (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed by the Registrant on December 8, 1994 (File No. 33-86162), or the Form F-1).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment no. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-013522), or Form 20-F FY2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited, or Yuchai, and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162)).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form F-1, filed by the Registrant on December 15, 1994 (File No. 33-86162)).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File no. 33-86162)).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004, or Form 20-F FY2003).

4.9	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.10	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.11	Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

4.12	Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.13	Cooperation Agreement among the Registrant, Yuchai, Coomber and Guangxi Yuchai Machinery Group Company Limited, dated June 30, 2007 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on July 5, 2007 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed by the Registrant on April 30, 2010).

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)

15.1	Letter from KPMG LLP to the Securities and Exchange Commission dated April 30, 2010 (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed by the Registrant on April 30, 2010).
The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Saw Boo Guan
Name:	Saw Boo Guan
Title:	President and Director

Date: June 11, 2010

Exhibit Index

Exhibit
Number	Description of Exhibit
1.1	Memorandum of Association of China Yuchai International Limited or the Registrant (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed by the Registrant on December 8, 1994 (File No. 33-86162), or the Form F-1).

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).

3.1	Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment no. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

3.2	Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-013522), or Form 20-F FY2001).

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001).

4.1	Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited, or Yuchai, and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).

4.2	Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162)).

4.3	Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).

4.4	Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form F-1, filed by the Registrant on December 15, 1994 (File No. 33-86162)).

4.5	Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File no. 33-86162)).

4.6	Form of Term Loan Agreement between the Registrant and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).

4.7	Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).

4.8	Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2003, filed by the Registrant on June 29, 2004, or Form 20-F FY2003).

4.9	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.10	Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.11	Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

Exhibit
Number	Description of Exhibit

4.12	Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.13	Cooperation Agreement among the Registrant, Yuchai, Coomber and Guangxi Yuchai Machinery Group Company Limited, dated June 30, 2007 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on July 5, 2007 (File No. 001-13522)).

8.1	Subsidiaries of the Registrant (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed by the Registrant on April 30, 2010).

12.1	Certifications furnished pursuant to Section 302 of the Sarbanes-Oxley Act. (Filed herewith)

13.1	Certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act. (Filed herewith)

15.1	Letter from KPMG LLP to the Securities and Exchange Commission dated April 30, 2010 (incorporated herein by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed by the Registrant on April 30, 2010).
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited and subsidiaries as of January 1, 2008, December 31, 2008 and December 31, 2009, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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