Form 20-F
period 2010-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2011-05-09
CIK 932695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
As of December 31, 2010, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.
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
Yes ☐           No ☐

CHINA YUCHAI INTERNATIONAL LIMITED

Certain Definitions and Supplemental Information
All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollars,” “dollars,” “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to Singapore dollars, the legal tender currency of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollars at the rate of Rmb 6.5564 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on March 31, 2011 and (ii) from Singapore dollar to US dollars at the rate of S$1.2600 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2011. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into US dollars at rates specified herein or any other rate.
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
As of December 31, 2010, 37,267,673 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year were 37,267,673. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 37,267,673 for 2010. As of March 31, 2011, 37,267,673 shares of our Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding.
In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards.

Cautionary Statements with Respect to Forward-Looking Statements
We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2011 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:
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

•
the effects of an uneven economic recovery and current volatility in stock markets around the world caused by various factors, including the growing geopolitical unrest in the Middle East, United Nations approved military action against Libya and the natural disasters and nuclear crisis occurring in Japan, on our business, operating results and growth rates;

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
•
our ability to successfully manufacture and sell our 4108 (YC4D), 4110 (YC4E), 4112 (YC4G), 4F, 4G, 6105 (YC6J), 6108 (YC6A and YC6B), 6112 (YC6G), 6L/6M (formerly referred to as 6113) heavy-duty diesel engines and any new products;

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

•
the outbreak of communicable diseases, such as the Influenza A (H1N1) virus and the Avian flu, if not contained, and its potential effects on the operations of the HLGE group and its business in the hospitality industry; and

•
the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.

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
Selected Financial Data
The selected consolidated balance sheet data, the selected consolidated statement of operations data and selected consolidated statement of cash flows data set forth below for the years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010 included in this Annual Report have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2009 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2008 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2008, 2009 and 2010 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this Annual Report.
Our selected consolidated balance sheet data, selected consolidated statement of operations data and selected consolidated statement of cash flows data for the year ended December 31, 2006 and 2007 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2006 and 2007 were prepared in accordance with U.S. GAAP, which differs in certain significant respects from and is not comparable with IFRS and is therefore presented separately.
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
Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2010, we had a 47.4% interest in the outstanding ordinary shares of HLGE and a 12.2% interest in the outstanding ordinary shares of TCL. As of March 15, 2011, our interest in the outstanding ordinary shares of HLGE and TCL remained unchanged. On March 24, 2011, our interest in the outstanding ordinary shares of HLGE increased to 48.4% as a result of the conversion of a certain number of Series B redeemable convertible preference shares held by us into HLGE ordinary shares. In the consolidated financial statements for the years ended December 31, 2006 and 2007 that were prepared in accordance with US GAAP, we accounted for HLGE as an affiliate under the equity method of accounting. In the consolidated financial statements for the years ended December 31, 2009 and 2010 and the comparative numbers for the year ended December 31, 2008 that were prepared in accordance with IFRS, we account for HLGE as a subsidiary.
On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intended to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). On June 9, 2010, upon the obtaining of the relevant approvals from its shareholders and the legal and regulatory authorities in Singapore, TCL announced that the expected date of payment of the cash distribution of S$0.05 per issued share was July 7, 2010. On July 8, 2010, we announced that we had proceeded to complete the sale of a total of 536,000,000 shares out of 550,000,000 shares available in the Placement in TCL to the various purchasers. Further to the closing of the Placement, our total shareholding in TCL decreased from 34.4% to 13.9%. Subsequently, the Company sold additional TCL shares in the open market resulting in its shareholding interest in TCL decreasing further from 13.9% to 12.2%. For further information on the Company’s investments in TCL and HLGE, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan”.

Amount in conformity with IFRS:

	IFRS
	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
	(in thousands)
Selected Consolidated Statement of Income Data:
Revenues, net	10,404,788	13,175,903	16,208,184	2,472,116
Gross profit	2,049,136	2,545,818	4,008,931	611,453
Research and development costs	(184,794)	(297,259)	(324,123)	(49,436)
Operating profit	615,742	854,257	1,949,672	297,369
Other income, net	19,460	77,555	87,628	13,365
Equity in income/(loss), net of affiliates	16,409	(13,046)	(54,023)	(8,239)
Profit before tax from continuing operations	481,742	966,668	1,765,203	269,234
Income tax expenses	(110,526)	(147,223)	(327,946)	(50,019)
Profit from continuing operations	371,216	819,445	1,437,257	219,215
(Loss)/profit after tax for the year from discontinued operations	(33,985)	13,022	12,655	1,930
Profit for the year	337,231	832,467	1,449,912	221,145
Attributable to owners of the Parent	240,036	628,331	1,117,297	170,413
Non-controlling interests	97,195	204,136	332,615	50,732
Basic and diluted earnings per common share attributable to ordinary equity holders of the Parent	6.44	16.86	29.98	4.57
Profit from continuing operations per share	9.96	21.99	38.57	5.88
Profit for the year per share	9.05	22.34	38.91	5.93
Weighted average number of shares	37,268	37,268	37,268	37,268

	As of December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$ (1)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Working capital (2)	977,190	1,429,011	2,488,296	379,521
Property, plant and equipment, net	2,548,736	2,975,169	3,276,302	499,711
Trade accounts and bills receivable, net	2,538,135	2,506,701	4,234,475	645,854
Short-term bank loans	1,148,732	667,173	423,543	64,600
Trade and other payables	3,604,128	6,190,246	7,902,317	1,205,283
Total assets	9,967,644	13,305,911	16,246,263	2,477,924
Long-term bank loans	176,756	411,875	201,850	30,787
Non-controlling interests	1,169,779	1,360,459	1,687,980	257,455
Equity attributable to owners of the Parent	3,445,180	4,049,331	5,097,947	777,552

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$ (1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	697,180	3,969,358	1,464,964	223,440
Capital expenditures (3)	376,440	780,836	629,626	96,032
Amount in conformity with US GAAP:

	US GAAP
	Year ended December 31,
	2006	2007
	Rmb	Rmb
	(in thousands)
Selected Consolidated Statement of Income Data:
Revenues, net	6,920,528	9,556,303
Gross profit	1,272,121	1,944,718
Research and development costs	(167,653)	(153,146)
Operating profit	304,479	841,556
Other income, net	38,856	53,554
Equity in (loss)/income, net of affiliates	(22,449)	14,048
Earnings before income taxes and non-controlling interests	203,395	783,914
Income tax expenses	(30,466)	(68,518)
Income before non-controlling interests	172,929	715,396
Non-controlling interests in income of consolidated subsidiaries	(61,645)	(189,927)
Net income	111,284	525,469
Basic and diluted earnings per common share	2.99	14.10
Weighted average number of shares	37,268	37,268

	As of December 31,
	2006	2007
	Rmb	Rmb
	(in thousands)

Selected Consolidated Balance Sheet Data:
Working capital (2)	457,449	1,028,732
Property, plant and equipment, net	1,795,405	2,158,246
Trade accounts and bills receivable, net	1,480,918	3,107,785
Short-term bank loans	1,009,134	819,164
Trade accounts payables	2,132,798	2,509,962
Total assets	7,961,357	9,579,184
Long-term bank loans	675,454	767,929
Non-controlling interests	693,296	849,527
Total Shareholders’ equity	2,728,399	3,294,465

	Year ended December 31,
	2006	2007
	Rmb	Rmb
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	634,146	84,554
Capital expenditures (3)	323,781	265,258

(1)
The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 6.5564 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on March 31, 2011 or any other date. The rate quoted by the People’s Bank of China at the close of business on December 31, 2010 was Rmb 6.6227 = US$1.00.

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

The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Dividend paid by Yuchai
	Dividend paid by the Company	to the Company(1)
	to its shareholders for the	for the financial year / in the financial
Financial	financial year / in the financial year	year
Year	(per share)	(in thousands)
2007	US$0.10 (2)	Rmb 108,313 (US$15,811) (3)
2008	US$0.10 (4)	Rmb 72,284 (US$10,564) (5)
2009	US$0.10 (6)	Rmb 144,565 (US$21,130) (7)
2010	US$0.25 (8)	Rmb 451,775 (US$69,213)(9)
2011	Not yet declared

(1)
Dividends paid by Yuchai to us, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in US dollars (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for 2007, 2008, 2009 and 2010, the exchange rate used was Rmb 6.8505 = US$1.00, Rmb 6.8425 = US$1.00, Rmb 6.8417 = US$1.00 and Rmb 6.5273 = US$1.00 respectively.

(2)
On September 28, 2007, we declared a second interim dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2006. This dividend was paid to the shareholders on October 24, 2007.

(3)	The dividend declared for the fiscal year ended December 31, 2007 by Yuchai was paid to us on August 22, 2008.

(4)
On August 25, 2008, we declared an interim dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2007. This dividend was paid to the shareholders on September 19, 2008.

(5)	The dividend declared by Yuchai for fiscal year ended December 31, 2008 was paid to us on November 12, 2009.

(6)
On September 24, 2009, we declared a dividend of US$0.10 per ordinary share amounting to US$3.7 million to all shareholders in respect of the fiscal year ended December 31, 2008. This dividend was paid to the shareholders on October 16, 2009.

(7)	The dividend declared by Yuchai for fiscal year ended December 31, 2009 was paid to us on May 14, 2010.

(8)
On March 5, 2010, we declared a dividend of US$0.25 per ordinary share amounting to US$9.3 million to all shareholders in respect of the fiscal year ended December 31, 2009. This dividend was paid to the shareholders on March 30, 2010.

(9)	The dividend declared by Yuchai for fiscal year ended December 31, 2010 was paid to us on May 5, 2011.

Historical Exchange Rate Information
On December 31, 2010, the PBOC rate was Rmb 6.6227 = US$1.00. On March 31, 2011, the PBOC rate was Rmb 6.5564 = US$1.00.
On December 30, 2010, the noon buying rate was Rmb 6.6000 = US$1.00. On March 31, 2011, the noon buying rate was Rmb 6.5483 = US$1.00.
The following tables set forth certain information concerning exchange rates between Renminbi and US dollars based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate (1)
	(Rmb per US$1.00)
Period	High	Low
September 2010	6.8102	6.6869
October 2010	6.6912	6.6397
November 2010	6.6892	6.6330
December 2010	6.6745	6.6000
January 2011	6.6364	6.5809
February 2011	6.5965	6.5520
March 2011	6.5743	6.5483

	Noon Buying Rate (1)
	(Rmb per US$1.00)
	Period
Period	End	Average (2)	High	Low
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011 (through March 31, 2011)	6.5483	6.5783	6.6364	6.5483

(1)
The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of December 31, 2010 was Rmb 6.6227 compared with Rmb 6.7696 for the noon buying rate (average) for the year ended December 31, 2010.

(2)	Determined by averaging the rates on each business day of each month during the relevant period.

Risk Factors
Risks relating to our shares and share ownership
Our controlling shareholder’s interests may differ from those of our other shareholders.
Our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 10,523,313, or 28.2%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.0% of the outstanding shares of our Common Stock and has since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 7.2% of the outstanding shares of our Common Stock. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte Ltd. or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our bye-laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
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
There continues to be volatility in the market price for our Common Stock. The market price could fluctuate substantially in the future in response to a number of factors, including:
•	our interim operating results;
•	the availability of raw materials used in our engine production, particularly steel and cast iron;
•	the public’s reaction to our press releases and announcements and our filings with the SEC;
•	changes in financial estimates or recommendations by stock market analysts regarding us, our competitors or other companies that investors may deem comparable;

•	operating and stock price performance of our competitors or other companies that investors may deem comparable;
•
changes in general economic conditions, especially the sustainability of the global recovery in view of the growing geopolitical unrest in the Middle East which has led to the United Nations approving of military action against Libya, the renewal of concerns over the sovereign debt crisis in Europe and the economic impact of the natural disasters and nuclear crisis occurring in Japan;

•	future sales of our Common Stock in the public market, or the perception that such sales could occur; or
•	the announcement by us or our competitors of a significant acquisition.
As a result of the global financial crisis, global stock markets experienced extreme price and volume fluctuations which had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. According to the World Bank’s report titled Global Economic Prospects 2011, most of the developing world weathered the financial crisis well and by the end of 2010, many emerging world economies had recovered or were close to resuming the growth potential they had attained prior to the crisis. The world economy is moving from a post — crisis bounce back phase of the recovery to slower but solid growth in 2011 to 2012 with developing countries contributing almost half of the global growth. However, the recent geopolitical unrest in the Middle East which has led to the United Nations approving of military action against Libya has raised fears over its impact on world oil production and the resultant volatility in oil prices has affected major stock markets around the world. A continued rise in oil prices could fuel further rises in inflation rates which could adversely impact corporate profits and curb economic growth. The continued unrest in the Middle East and its impact on oil prices threatening the momentum of economic recovery together with the renewal of concerns over the sovereign debt crisis in Europe with the downgrade of Spain’s and Portugal’s sovereign credit rating in March 2011 and the ongoing concerns over the economic impact of the natural disasters and resultant nuclear crisis in Japan may result in market fluctuations which may materially adversely affect our stock price.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.
A non-United States corporation is considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (“passive assets”). For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2010. However, there is no guarantee that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our Company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10 Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules”.

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
As widely reported, financial markets in the United States, Europe and Asia in 2008 and 2009 experienced extreme disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. A global recovery got underway in 2010 and according to the World Bank’s report titled Global Economic Prospects 2011, most of the developing world weathered the financial crisis well and by the end of 2010, many emerging economies had recovered or were close to resuming the growth potential they had attained prior to the crisis. The world economy is moving from a post — crisis bounce back phase of the recovery to slower but solid growth in 2011 to 2012 with developing countries contributing almost half of the global growth. However, the recent geopolitical unrest in the Middle East which has led to the United Nations approving of military action against Libya has raised fears over its impact on world oil production and the resultant volatility in oil prices has affected major stock markets across the world. A continued rise in oil prices could fuel further rises in inflation rates which could adversely impact corporate profits and curb economic growth. The continued unrest in the Middle East and the recurrence of concerns over the sovereign debt crisis in Europe with the downgrade of Spain and Portugal’s sovereign credit rating in March 2011 and uncertainty over the economic impact of the earthquake and tsunami which hit Japan’s North-East coast on March 11, 2011 causing the current nuclear crisis may have a negative effect on the global economy.
The global financial crisis had an adverse impact on China’s economic growth in the third and fourth quarters of 2008 and into early 2009. The measures adopted by the Chinese government in 2008 and 2009 to ensure continued economic growth had a positive effect on the economy. On December 3, 2010, the Chinese government announced a shift in its monetary policy from a moderately loose stance to counter the effects of the global financial crisis in 2008, to a prudent monetary policy in 2011 in an effort to rein in liquidity, combat accelerating inflation and limit the risk of asset bubbles. Between October 2010 and February 2011, China raised interest rates and the reserve requirements for banks a number of times to control rising inflation and soak up excess liquidity. As a result of the announced change in monetary policy by the Chinese government and increases in lending interest rates, domestic spending may be curtailed which may adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and reduced unit sales. Our revenues and gross margins are based on certain levels of consumer and corporate spending. The current conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities. If our projections of these expenditures fail to materialize due to reductions in consumer or corporate spending as a result of changes in the macroeconomic environment, our revenues and gross margins could be adversely affected. As a result of measures undertaken by the Chinese government to curb rising inflation, our customers and suppliers may reduce their spending and as a result, may modify, delay or cancel plans to purchase our products. Any inability of current and/or potential customers to pay us for our products may adversely affect our earnings and cash flow.

Although the economic prospects for China in 2011 remain positive, risks still remain from inflationary pressures and asset bubbles in certain sectors of the economy. Uncertainty and adverse changes in the economy could increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments. Additionally, our stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a worldwide macroeconomic downturn.
The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. For example, in 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects and increased availability of bank credit. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines, continued to increase from 2002 to 2004. The sales for commercial vehicles increased by 22.2% in 2007 due to the strong economic growth achieved and continued investment in infrastructure building by the Chinese government. (Source: China Automotive Industry Newsletter for 2007). As at December 31, 2008, the overall sales of commercial vehicles had reduced by approximately 5.25% compared to 2007. The slow-down of commercial vehicle sales in 2008, in particular a dramatic decline in the second half of 2008, was mainly due to the negative effects of the global financial crisis in the third quarter of 2008 and also the implementation of the National III emission standards on July 1, 2008 which resulted in advance purchases of National II emission standard trucks in the first half of 2008. (Source: China Automotive Industry Newsletter for 2008). The overall sales of commercial vehicles between January and November 2009 was approximately 3.3 million units, an increase of 28% as compared to the same period in 2008 (Source: China Association of Automobile Manufacturers). This was partly due to the Chinese government’s stimulus measures to counter the effects of the global financial crisis and maintain economic stability as well as the evolving emission standards for automotive vehicles which contributed to the demand for new vehicles. Commercial vehicle sales in 2010 rose to a new peak of over 4.3 million units, an increase of 30% over 2009. The large bus segment experienced strong growth in 2010 arising from the increased demand for public transportation and a recovery in the exports sector. With ongoing construction and the need for greater transportation of goods across China, sales of heavy-duty trucks in 2010 increased 59% over 2009 with sales crossing one million units for the first time.
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
In addition, the Reorganization Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. One of the goals of this business expansion and diversification plan is to reduce our financial dependence on Yuchai. Subsequently, we acquired strategic stakes in TCL and HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Nonetheless, no assurance can be given that we will be able to successfully expand and diversify our business. We may also not be able to continue to identify suitable acquisition opportunities, or secure funding to consummate such acquisitions or successfully integrate such acquired businesses within our operations. Any failure to implement the terms of the Reorganization Agreement and Cooperation Agreement, including our continued expansion and diversification, could have a material adverse effect on our financial condition, results of operations, business or prospects. Additionally, although the Cooperation Agreement amends certain provisions of the Reorganization Agreement and also acknowledges the understandings that have been reached between us and the State Holding Company to jointly undertake efforts to expand and diversify the business of Yuchai, no assurance can be given that we will be able to successfully implement those efforts or as to when the transactions contemplated therein will be consummated.

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
We restated our consolidated financial statements for the year ended December 31, 2005, and reported material weaknesses in our internal control over financial reporting and concluded that as of December 31, 2005 to 2009, our disclosure controls and procedures were not effective and as of December 31, 2006 to 2009, our internal control over financial reporting was not effective. In addition, in connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this Annual Report, management has identified material weaknesses in our internal control over financial reporting and has concluded that as of December 31, 2010, our disclosure controls and procedures and internal control over financial reporting were not effective. Our current independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2010. See “Item 15 — Controls and Procedures.”

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
Our sales are concentrated among the Dongfeng Group which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2010, sales to the Dongfeng Group accounted for 20.5% of our total net revenues, of which sales to our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 6.5% and 5.3%, respectively. Although we consider our relationship with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our financial condition, results of operations, business or prospects.
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

In the medium-duty diesel engine market, our 6108 (YC6A and YC6B) medium-duty engine, introduced in 1997, has been competing with the 6110 medium-duty engine offered by our competitors. We cannot assure you, however, that we will be able to maintain or improve our current market share or develop new markets for our medium-duty diesel engines. In 2008, 6108 (YC6A and YC6B) medium-duty engine sales decreased approximately 4.7% compared to its sales in 2007. In 2009, we had medium-duty engine sales of 162,320 units, representing 34.6% of our sales. With the improved highway road system as a result of the Chinese government’s investment in infrastructure, truck market sales growth is trending towards heavy-duty engines. In 2010, we had medium-duty engine sales of 218,344 units, representing 37.9% of our sales.
In the heavy-duty diesel engine market, we introduced the 6112 (YC6G) heavy-duty engine in late 1999. Due to a delay in the commercial production of the 6112 (YC6G) engine, however, we were not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is price-sensitive. We commenced engine development of the 6L heavy-duty engine (formerly referred to as 6113) in 2003 and introduced the 6M heavy-duty engine family for heavy-duty trucks and passenger buses in 2004. We cannot assure you that our 6112 (YC6G), 6L or 6M heavy-duty engines will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers or any new entrants.
In the light-duty diesel engine market, our 4-Series engines (which include 4108 (YC4D), 4110 (YC4E) and 4112 (YC4G) light-duty engines) introduced in 2000 were met with weak consumer demand due to strong competition and a high pricing structure. Yuchai’s first sales of the 4F engines occurred in March 2005. Yuchai expects growth of this new engine to strengthen over the next few years and become a significant contributor to its sales growth. In 2008, the unit sales of 4-series engines fell slightly by 1.8% over 2007 partially due to the global financial crisis in the last quarter of 2008. In 2009, the unit sales of 4-series engines grew by approximately 32.4% over 2008, and this was due to the stimulus measures introduced by the PRC government. In 2010, the unit sales of 4-series engines remained flat at the 2009 level. We cannot assure you that we will be able to continue to improve our market share for light-duty diesel engines, and we may, in the future, decide to cease production of one or more of the models we are currently producing.
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
We have achieved consistent growth in net sales during the fiscal year 2010 with net sales increasing by 23.0% in 2010. We cannot assure you that we can continue to increase our net sales or maintain our present level of net sales. For example, we may not be able to increase our net sales commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued economic growth in China. The global financial crisis had an adverse impact on the economic growth outlook for China in 2008 and in response, the Chinese government, on November 10, 2008 announced a 4 trillion yuan stimulus package with an aim to maintain economic stability and development through spending on infrastructure projects. In March 2009, at the 11th National People’s Congress, the Chinese government further outlined a package of measures to drive economic growth. In addition, the Chinese government also announced that a total of Rmb 908 billion of the central government investments in 2009 would be spent on key infrastructure construction, technology innovation, environmental protection and low-income housing. The stimulus measures adopted by the Chinese government to ensure continued economic growth have had a positive effect on the economy. On December 3, 2010, the Chinese government announced a shift in its monetary policy to a prudent monetary policy in 2011 in an effort to rein in liquidity, combat accelerating inflation and limit the risk of asset bubbles. Between October 2010 and February 2011, China raised interest rates and the reserve requirements for banks a number of times to control rising inflation and soak up excess liquidity. According to the World Bank’s report titled Global Economic Prospects 2011, most of the developing world weathered the financial crisis well and by the end of 2010, many emerging world economies had recovered or were close to resuming the growth potential they had attained prior to the crisis. The world economy is moving from a post — crisis bounce back phase of the recovery to slower but solid growth in 2011 to 2012 with developing countries contributing almost half of the global growth. However, the recent geopolitical unrest in the Middle East which has led to the United Nations approving military action against Libya, the continued unresolved sovereign debt crisis in Europe and uncertainty over the economic impact of the earthquake and tsunami which hit Japan’s North-East coast on March 11, 2011 causing the current nuclear crisis have led to concerns over the sustainability of the global recovery.
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

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province, which have been duly incorporated. The joint venture companies were to be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. The 4D20 diesel engine designed for passenger vehicles to be produced by the joint venture companies is currently on a development schedule for 2012 after some initial delays. Twenty prototype 4D20 engines have been assembled in the joint venture facility in Jining, Shandong Province. The joint ventures are going ahead with rigorous engine testing including installing the engines in Geely’s vehicles. Crankshaft manufacturing will be launched in the 2nd quarter of 2011 at Tiantai, Zhejiang Province to supply to Geely. On December 11, 2009, Yuchai entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) to establish a new joint venture company in China to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar diesel engines and components. The new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd. was incorporated on April 7, 2010 in Suzhou, Jiangsu province. Operations are expected to commence in early 2011 with an estimated total of 180,000 components to be remanufactured in 2011. On August 11, 2009, Yuchai, pursuant to a Framework Agreement entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd (“CIMC”) and Chery Automobile Co., Ltd. (“Chery”) (collectively referred to as “CIMC-Chery”), and Shenzhen City Jiusi Investment Management Co., Ltd (“Jiusi”) incorporated Y & C Engine Co., Ltd. in Wuhu City, Anhui Province (the “JV Company”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of the JV Company is the production of YC6K diesel engines. The full production line commenced operations in December 2010 and 12,000 units of YC6K diesel engines are targeted to be produced in 2011. — See “Item 4. Information on the Company — New Products” for more information. There can be no assurance that these joint ventures will be successful or profitable.
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
We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.
We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. See “Item 5. Our Operating and Financial Review and Prospects — Liquidity and Capital Resources”. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars, Singapore dollars or Renminbi. An increase in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollars and US dollars, may increase our borrowing costs or the availability of funding and could affect our financial condition, results of operations, business or prospects. In particular, our financial condition, results of operations, business or prospects could be adversely affected by a devaluation of the Renminbi. In addition, an increase in interest rates may reduce the fair value of the debt securities issued by HLGE.

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollar. From July 20, 2005 to December 31, 2010, Renminbi appreciated about 25.4% against the US dollar, and has appreciated since then. From December 31, 2008 to December 31, 2010, Singapore dollar appreciated about 11.6% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of Renminbi, Singapore dollar and other currencies could have an adverse effect on our financial condition and results of operations.
If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation which has resulted in a decrease in the rate of inflation. The global economic crisis resulted in a slowing of the rate of inflation in January 2009 and thereafter into negative territory until November and December 2009 according to the National Bureau of Statistics. In 2010, the rate of inflation was 3.3% above the 3% target set by the Chinese government and in January 2011, the inflation rate stood at 4.9%. The Chinese government recognized that one of its priorities in 2011 is to counter accelerating inflation and raised lending interest rates and the reserve requirements for banks a number of times between October 2010 and February 2011. Premier Wen Jiabao in his annual address to the National People’s Congress on March 5, 2011 has said that the government’s aim is to contain average inflation to 4% in 2011. The effects of the stimulus measures implemented by the Chinese government have resulted in inflationary pressures and an increase in energy prices generally could cause our costs for raw materials required for the production of products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs on to customers.
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

The manufacture and sales of Euro 0 and Euro I engines in major urban areas became unlawful after August 31, 2004. After that date, the engines equipped with Euro 0 and Euro I engines are not permitted to be sold and used in major urban areas. The manufacture and sale of Euro II engines was phased out from June 30, 2008. In July 2008, China officially implemented the National III emission standards throughout China. The increasingly stringent emission standards led to the early implementation of the National IV emission standards in the main cities of Beijing and Shanghai in 2008 and 2009 respectively. While Yuchai produces diesel engines compliant with National IV emission standards, and has the ability to produce diesel engines compliant with National V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with better fuel efficiency, there can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.
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
Since the late 1990s, many Asian countries have experienced significant changes in economic conditions, including, for example, substantial depreciation in currency exchange rates, increased interest rates, reduced economic growth rates, corporate bankruptcies, volatility in the market values of shares listed on stock exchanges, decreases in foreign currency turnover and government-imposed austerity measures. To date, China’s economy has generally been affected to a lesser extent than most other major Asian countries. However, we cannot assure you that China’s economy will not suffer difficulties in the future with the announcement on December 3, 2010 by the Chinese government of a shift in its monetary policy from a moderately loose stance to counter the effects of the global financial crisis to a prudent monetary policy in 2011 in an effort to rein in liquidity, combat accelerating inflation and limit the risk of asset bubbles and the uncertainty over the financial fall-out and effects from the earthquake and tsunami which hit Japan’s North-East coast on March 11, 2011 causing the current nuclear crisis. Demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that adverse economic developments occur in China, our sales may decrease and our financial condition, results of operations, business or prospects could therefore suffer.
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
In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. In a matter of weeks, the H1N1 virus had spread internationally but the symptoms in cases outside of Mexico were milder than world health officials had feared with fewer resulting deaths compared to Mexico, the epicentre of the epidemic. The spread of the virus worldwide caused the World Health Organization (“WHO”) to declare the H1N1 virus outbreak a global pandemic on June 11, 2009. However, the WHO in January 2010 said that the pandemic was easing although it warned of a possible new wave of infections in the northern hemisphere in late winter or early spring. In August 2010, the WHO declared the H1N1 pandemic officially over but anticipated that localized outbreaks with significant levels of H1N1 transmission might occur. The high unpredictability of the future evolution of this new virus and the possibility of a widespread re-occurrence may have a significant impact on global economic activity. In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was brought under control during 2003, there have been a number of cases reported in China and elsewhere in the Asia region since that outbreak. In addition, an infectious strain of influenza known as the Avian flu has also been reported from time to time in China, Hong Kong and other parts of Asia. Outbreaks of infectious diseases such as these could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.

Risks relating to our investment in HLGE
As of December 31, 2010, we had a 47.4% equity interest in HLGE. As of March 15, 2011, our interest in HLGE remained unchanged. On March 24, 2011, our equity interest in HLGE increased to 48.4% as a result of the conversion of a certain number of Series B redeemable convertible preference shares held by us into HLGE ordinary shares. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Set forth below are risks related to our equity interest in HLGE.
The HLGE group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.
The HLGE group operates hotels in the PRC and Malaysia. The HLGE group’s financial performance is dependent on the performance of each of the hotels it operates. The HLGE group’s hotel ownership and management business are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:
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
The HLGE group will likely require funds for its core businesses and to invest in future growth opportunities. There is no assurance that the HLGE group would be able to generate sufficient internal funds to finance such endeavors. Accordingly, the HLGE group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE may dilute our equity interests in HLGE. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain additional financing where such financing is required on acceptable terms, will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to pursue its growth plans.

The HLGE group may be unable to raise sufficient funds to pay their debt obligations to us.
The HLGE group will require funds to repay its outstanding debt owed to us. On January 31, 2011, we announced the extension for another one year of the S$93,000,000 loan originally granted to HLGE by our wholly-owned subsidiary, Venture Lewis Limited (“Venture Lewis”) in February 2009 to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and which matured on July 3, 2009 (the “Bonds”). Venture Lewis held a majority of the Bonds. Under the original loan agreement, the loan was due to be repaid in July 2010 but was extended for one year to July 2011 pursuant to a loan agreement entered into on February 3, 2010. Under the new loan agreement entered into on January 31, 2011, the loan has now been extended for another year from July 2011 and is due for repayment in July 2012. Pursuant to the terms of the original loan agreement entered into in February 2009, on the maturity date of the Bonds, HLGE will redeem fully the Bonds held by all minority Bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement on an annual basis. An option for HLGE to undertake a partial redemption of the Bonds on a pro-rata basis prior to the maturity date was included in the original loan agreement. On February 19, 2009, HLGE announced an early partial redemption on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding bonds and on March 23, 2009, HLGE effected payment to all Bondholders. The terms of the new loan agreement are substantially similar to the previous loan agreement except that the interest payable has been reduced from 3.42% per annum to 2.52% per annum. On February 16, 2011, HLGE effected a partial prepayment of S$10 million towards the loan to us reducing the principal amount of the loan from S$93 million to S$83 million. There is no assurance that the HLGE group would be able to generate sufficient internal funds to redeem the outstanding debt owing to us either through disposals of their non-core and non-performing assets or potential merger and acquisition opportunities to grow its earnings base. Failure to obtain sufficient funds to repay outstanding debt will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to repay its outstanding debts owing to us could have an adverse effect on our financial condition and results of operations.
Our conversion of all our existing Series B redeemable convertible preference shares in HLGE may not be successful or may result in increased costs.
On February 12, 2010, HLGE announced the mandatory conversion of an aggregate of 18,935,883 Series B redeemable convertible preference shares or the Existing HLGE RCPS B into 18,935,883 ordinary shares in the capital of HLGE on March 18, 2010 (“Mandatory Conversion Date”). By a written notice to HLGE on February 11, 2010, Grace Star notified HLGE that pursuant to HLGE’s Articles of Association, it will be converting only 17,300,000 out of the 93,229,170 Existing HLGE RCPS B it held into HLGE ordinary shares so as not to trigger a take-over obligation under the Singapore Code on Take-overs and Mergers on the Mandatory Conversion Date. Grace Star has an option under HLGE’s Articles of Association to convert the remaining 75,929,170 Existing HLGE RCPS B into HLGE ordinary shares over a period of twenty-two months after the Mandatory Conversion Date (“Extension Period”). With the conversion of 17,300,000 Existing HLGE RCPS B into HLGE ordinary shares on the Mandatory Conversion Date, Grace Star’s shareholding interest in HLGE increased from 45.4% to 46.4% with effect from March 24, 2010 upon receipt of regulatory approval. To avoid triggering a take-over obligation under the Singapore Code on Take-overs and Mergers, Grace Star is not allowed to acquire more than 1% of ordinary shares in HLGE in any six month period. On September 20, 2010, Grace Star notified HLGE that it would be converting 16,591,000 Existing HLGE RCPS B into HLGE ordinary shares and on September 23, 2010, Grace Star’s shareholding interest in HLGE increased from 46.4% to 47.4%. As of March 15, 2011, through Grace Star, we held 59,338,170 Series B redeemable convertible preference shares or the Existing HLGE RCPS B in the capital of HLGE. On March 21, 2011, Grace Star notified HLGE that it would be converting 17,234,000 Existing HLGE RCPS B into HLGE ordinary shares and on March 24, 2011, Grace Star’s shareholding interest in HLGE increased from 47.4% to 48.4%. As the Extension Period is insufficient to allow Grace Star to convert all of its remaining 75,929,170 Existing HLGE RCPS B into HLGE ordinary shares without triggering a take-over obligation under the Singapore Code on Take-overs and Mergers, Grace Star is currently considering its options including extending the twenty-two months’ period by an amendment to HLGE’s Articles of Association to be approved by HLGE’s shareholders, partial redemption by HLGE over the remainder of the twenty-two months’ period; partial disposal of the Existing HLGE RCPS B over the remainder of the twenty-two months’ period or converting all of our Existing HLGE RCPS B thereby triggering a take-over offer pursuant to the Singapore Code on Take-overs and Mergers. There can be no assurance that we will be successful in any of the options listed above or that we will not incur additional costs as a result of exercising any of the options.

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
We provide certain management, financial planning and other services to Yuchai and, as of March 31, 2011, we have nine persons working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes- Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process.
To our knowledge, since January 2010, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor have we made any public takeover offers in respect of the shares of other companies.

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
In March 2005, we acquired a 15.0% interest in the then capital of TCL through our wholly-owned subsidiary, Venture Delta. Our shareholding in TCL had since changed through various transactions, and as of December 31, 2010, we had a 12.2% interest in the outstanding ordinary shares of TCL.
As part of the business expansion and diversification plan, in February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis. We have since increased our shareholding in HLGE following the conversion of the preference shares held by Grace Star into ordinary shares of HLGE, and as of December 31, 2010, we had an interest of 47.4% of the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”
We have seven directly wholly-owned subsidiaries which hold investments in Yuchai, HLGE and TCL, as described below:
•	Through our 76.4% interest in Yuchai, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market;
•
As of March 15, 2011, we had a 47.4% equity interest in HLGE. On March 24, 2011, our equity interest in HLGE increased to 48.4% as a result of the conversion of a certain number of Series B redeemable convertible preference shares held by us into HLGE ordinary shares. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia; and

•	As of March 15, 2011, we had a 12.2% equity interest in TCL.
The TCL group primarily conducts distribution of consumer electronic products with operations mainly in the PRC (including Hong Kong). TCL also has other business activities relating to strategic, property and equity investments.
HLGE and TCL are each listed on the Main Board of the Singapore Exchange Securities Trading Limited.
We account for Yuchai as a subsidiary and hence its financial statements are consolidated into our financial statements. We previously accounted for HLGE as an affiliate under the equity method of accounting. However, under IFRS, HLGE is accounted for as a subsidiary. Accordingly, commencing from fiscal year 2009 and for comparative financials of fiscal year 2008 presented under IFRS, HLGE has been consolidated as a subsidiary. We previously accounted for our investment in the ordinary shares of TCL as an affiliated company using the equity method. An affiliated company is an entity in which we do not have a controlling financial interest but we have the ability to exercise significant influence over its financial and operating policy decisions. On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intended to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). The Placement was conditional upon the completion of the capital reduction and cash distribution exercise. On June 9, 2010, upon the obtaining of the relevant approvals from its shareholders and the legal and regulatory authorities in Singapore, TCL announced that the expected date of payment of the cash distribution of S$0.05 per issued share was July 7, 2010. On July 8, 2010, we announced that we had proceeded to complete the sale of a total of 536,000,000 shares out of 550,000,000 shares available in the Placement in TCL to the various purchasers. Further to the closing of the Placement, our total shareholding in TCL decreased from 34.4% to 13.9%. Subsequently, we sold additional TCL shares in the open market resulting in our shareholding interest in TCL decreasing further from 13.9% to 12.2%. As at December 31, 2010, our shareholding interest in TCL remained unchanged at 12.2% and accordingly, we have classified the said investment in TCL as held for trading for the fiscal year ended December 31, 2010.

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
Yuchai was founded in 1951 and became a state-owned enterprise in 1959. Prior to 1984, Yuchai was a small producer of low-power diesel engines for agricultural machinery. In 1984, Yuchai introduced the earliest model of its 6105 (YC6J) medium-duty diesel engine for medium-duty trucks. In 1989, Yuchai became one of China’s 500 largest industrial enterprises in terms of profitability and tax contribution. In July 1992, in order to raise funds for further expansion, Yuchai became the first state-owned enterprise in the Guangxi Zhuang Autonomous Region to be restructured into a joint stock company.
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
Products and Product Development-Yuchai
The general market demand for trucks and buses has contributed to Yuchai’s significant growth since 2005 arising from the continued expansion of highways and toll roads generated by the ongoing infrastructure investment in China and the continuing urbanization, especially in the Tier II and III cities.
Yuchai manufactures and produces diesel and natural gas engines for light, medium and heavy-duty for highway vehicles, generator sets, marine and industrial applications. Yuchai also supplies after-market parts and services.
Emission Standards
As of July 2008, China has officially implemented the National III emission standards throughout China. The 2008 Beijing Olympics has led to an early implementation of the National IV emission standards in Beijing in 2008, which was implemented in Shanghai from November 2009. As at March 15, 2011, the National IV emission standards had not yet been implemented nationwide in China. Yuchai produces diesel engines compliant with National IV emission standards and has the ability to produce diesel engines compliant with National V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel economy.
New and Enhanced Diesel Engine Products
Yuchai’s products range from 1.2L to 53L and their power range is from 30PS to 1200PS. Our recent products include the YC6K (520PS) and the YC6C (1200PS) engines. YC6C (1200PS), 40L engines are intended mainly for use in power generation and marine applications.
The following are our other new products:
(I) Light-Duty Engine
YC4W National-III and National-IV compliant 1.2L, 4-cylinders, 4-valves, 82-64kw, 4000-4200rpm diesel engine uses DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications are in passenger cars, multi-purpose vans, power generators and light-duty special purpose machinery.

YC4S at 3.8L is rated at 55-170PS and its main applications are in highway vehicles and industrial engines. The product YC4S will be certified to National IV emission standards for on highway and China Tier 2 emission standards for the industrial market.
4D20 is a 4-cyclinder 1.8-2.2L, rated at 90-140PS engine which has been developed to comply with National V emission standards. The first generation engine has passed emission and performance tests.
(II) Medium-Duty Engine (6A and 6J)
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
YC6J National-III 6.5L, 6-cylinders, 132-180kw, 2500rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. The engines are suitable for use in coaches of 8m-11m in length.
For both YC6G and YC6J engines, Yuchai has also developed variants that use compressed natural gas (CNG) or liquefied natural gas (LPG) as fuel, using similar major components. The main applications are in public and municipal buses.
Both the YC6A and YC6J engines will be upgraded to meet the National IV and V emission standards with improved fuel efficiency and performance.
(III) Heavy-Duty Engines (6K and 6MK)
The YC6K 6 cylinders diesel engine is National III, IV and V compliant as well as being compliant up to National VI emissions standards, has a capacity of between 10L/12L and is rated at 380 — 550PS. The components and combustion systems of the engine are developed with the latest technology and are suitable for use in trucks of 12 metric tons and above and for coaches exceeding 12 metres in length.
The YC6MK National III compliant 6-cylinders engine is an upgraded model from the existing 6M engine using newly developed 6K technology. The 6MK engine has a capacity of 10.34L with rated output of 221-309kw and utilizes Bosch high pressure common rail system. Its main applications are in the heavy-duty coach and bus market, and in construction machinery of 40T and above.
(IV) Marine Diesel Engines (YC6C, YC6T)
YC6T, YC6C
These 6-cylinder engines are used in marine propulsion, power generators, construction and mine trucks.
YC6T is rated at 360-600PS and is suitable for construction applications.

YC6C is a 40L, 6 cylinder engine rated at 700-1000 PS and complements YC6T for the same applications.
The YC6T engine rated 404-440KW at 1500 rpm is for power generation, while those rated 290-396KW at 1500-1800 rpm are for marine applications and those rated 350-540PS at 1350 rpm are for marine propulsion. The YC6C engine rated 680-850 KW at 1500 rpm is for power generation and those rated 560-680 KW at 1500 rpm are for marine propulsion.
YC6C and YC6T are our latest products for marine engines and power generators and they were launched in early 2011.
YC8C, YC12VT
The YC8C is derived from the YC6C engine but it is extended to 8 cylinders and rated 950-1200 PS at 1200 rpm for marine applications and 957-1055Kw at 1500 rpm for power generation applications. The YC8C engine has a capacity of 53L and has further extended our product offering in the marine and power generator markets.
YC12VT is derived from the 6T engine where the V-engine enables the engine to have a compact configuration. The engine is a 12 cylinder, 33L rated at 538-645Kw at 1500 rpm. The main application is in the power generator, marine and industrial applications. The YC8C and YC12VT are expected to be launched in 2011.
In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, Fujian province in China. The projected assembly capacity for the initial phase is approximately 30,000 engines and incurred investment costs of Rmb 186.0 million (US$27.1 million) for the new factory and equipment. Phase one of this new factory has been completed and commercial production commenced on September 2, 2009. We produced 44,700 units in 2010. The production capacity is expected to be 100,000 units annually.
On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Geely and Yinlun to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. The location of the proposed joint venture was to be at Tiantai, Zhejiang Province in China. Yuchai is the largest shareholder followed by Geely as the second largest shareholder. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province. The joint venture companies (“JV Cos”) were to be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. The main product is a 4D20-2L diesel engine and the technology for this new diesel engine will be purchased by the JV Cos from Geely subject to certain specified design technology standards being met. The total design production capacity of both JV Cos will be 300,000 diesel units, with each JV Co starting with a capacity for 50,000 diesel engine units and then adding capacity to reach 150,000 units annually. Yuchai is the controlling shareholder with 52 percent with Geely and Yinlun holding 30 percent and 18 percent shareholding respectively in both JV Cos. The two JV Cos have been duly incorporated. The 4D20 diesel engine designed for passenger vehicles to be produced by the JV Cos is currently on a development schedule for 2012 after some initial delays. Twenty prototype 4D20 engines have been assembled in the joint venture facility in Jining, Shandong Province. The joint ventures are going ahead with rigorous engine testing including installing the engines in Geely’s vehicles. Crankshaft manufacturing will be launched in the 2nd quarter of 2011 at Tiantai, Zhejiang Province to supply to Geely. There can be no assurance that the joint venture companies will be successful. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new diesel engine products, or successfully enter into other market segments, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”

The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4BJ, YC4D, YC4E, YC4F, YC4FA, YC4G, YC6A, YC6B, YC6G, YC6J, YC6K, YC6L, YC6M, YC6MK
Bus	YC6MK, YC6M(CNG), YC6M, YC6L, YC6J, YC6J(CNG), YC6G, YC6G(CNG), YG6A, 4G, 4E, 4D, 4FA, 4F
Construction	YC4A, YC4B, YC4D, YC4F, YC6B, YC6J, YC6M, YC6A
Agriculture	YC4A, YC4B, YC6B, YC4D, YC6J
Marine	YC4D, YC6M, YC6A/6B, 6T, 6C
Generator-Drive	YC4D, YC6B, YC6A, YC6G, YC6M, YC6MK, YC6T, 6C
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
4-Series Light-Duty Diesel Engines
The 4-Series engines are developed for short-range applications and these smaller engines are used for lightweight cars and trucks. Trial production of the 4-Series engines commenced in late 1999 and today, they represent a stable of reliable and high performance engines and comprise the following series:
•
The 4108 (YC4D) engine was launched in the market in 2001 based on 6108 (YC6A and YC6B) engines. The 4108 (YC4D) engine is designed for light trucks and passenger vehicles and commercial production began in 2001.

•
The 4112 (YC4G) engine was primarily based on the 6112 (YC6G) engine and is designed for use in light to medium-duty cargo trucks and buses. The 4112 (YC4G) engine also features low emission characteristics. Commercial production of the engine began in late 2001.

•
The YC4F/YC4FA/YC4G engine is a four-cylinder, four-stroke engine with a rated power ranging from 90 to 115 PS. The 4F/4FA/4G diesel engines were developed based on technologies from Germany and Japan for mini buses, trucks and passenger cars. Trial production of the 4F engines commenced in mid-2004.

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

•
The YC4G was also further developed to be used in hybrid buses. This relatively small diesel engine coupled with a motor will enable the hybrid bus to power medium to large buses and at the same time reduce fuel consumption and reduce emissions. The YC4G is rated at 170-220PS.

Significant improvements to the technical specifications of the 4-Series engines have resulted in higher customer acceptance resulting in consistent sales demand since 2005. The sales have been buoyed by the growth in demand for light trucks and agricultural machinery, and the Chinese government increasing its financial support for the agricultural sector. Although Yuchai’s growth focus is now on the medium-duty and heavy-duty engine markets, Yuchai intends to improve its competitiveness in the light-duty market by reducing its product costs and increasing unit sales.
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
Medium-Duty Diesel Engines
6105 (YC6J) Medium-Duty Diesel Engines
The 6105 (YC6J) medium-duty engine is a six-cylinder, four-stroke engine that offers up to 230 PS. The 6105 (YC6J) engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. Yuchai believes that its 6105 (YC6J) engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability.
6108 (YC6A and YC6B) Medium-Duty Diesel Engines
In response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai began the development of its 6108 (YC6A and YC6B) medium-duty engine which offers improved overall performance compared to the 6105 (YC6J) engine, principally because of greater horsepower, increased reliability and improved acceleration.
Commercial production of the 6108 (YC6A and YC6B) engine began in the third quarter of 1997, when Yuchai began offering the 6108 (YC6A and YC6B) engine to its customers as a premium model, alongside its standard 6105 (YC6J) engine. Yuchai’s existing and planned production facilities for medium-duty diesel engines are designed to produce 6108 (YC6A and YC6B) engines without major modifications. The customer base for the 6108 (YC6A and YC6B) engines is similar to that for the 6105 (YC6J) engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 (YC6A and YC6B) engine has adversely affected Yuchai’s market share, through an aggressive marketing program which included brand building and enhancing corporate image, Yuchai was able to increase its unit sales of the 6108 (YC6A and YC6B) engine. Yuchai is continuing development of the 6105 (YC6J) and 6108 (YC6A & YC6B) engines in order to meet the latest emission standards. The 6105 (YC6J) engine which is compliant up to National IV emission standards began commercial operations in 2008 and the hybrid 6108 (YC6J) engine was launched in October 2010 for use in public buses.

YC6J
The YC6J National-III 6.5L, 6-cylinders are engines with horsepower of 132-180kw and 2500rpm. YC6J diesel engines use BOSCH electronic controlled high-pressured common-rail fuel injection technology. YC6J engines are suitable for use in coaches of 8m-11m in length.
YC6J/LPG/CNG/Hybrid
Yuchai has also developed YC6J/LPG/CNG variants, using similar major components. Yuchai is a market leader in developing diesel engines which are mainly used in public buses. The LPG and CNG versions will complement the current diesel engine lines where public buses require alternative fuel to power the buses to reduce emissions. The YC6J is also developed to couple with battery-powered motor in hybrid buses. This will enable the hybrid-powered bus to reduce fuel consumption and also reduce emissions.
Heavy-Duty Diesel Engines
6112 (YC6G) Heavy-Duty Diesel Engines
In 1992, Yuchai purchased from an affiliate of Ford Motor Company in Brazil the production line machinery for manufacturing 6112 (YC6G) heavy-duty engines and moved the production line machinery to a factory in China, which we refer to as the 6112 (YC6G) Engine Factory. The facilities were designed to have a production capacity of approximately 50,000 units per year and could support the production of medium-duty engines when necessary. The facilities included product testing, production equipment repair and maintenance, factory automation and other support functions.
The 6112 (YC6G) heavy-duty engine is a six-cylinder, four-stroke engine with a rated power ranging from 190 to 270 PS. Primarily as a result of unreliable key engine components supplied by China domestic component manufacturers, the 6112 (YC6G) engine encountered significant technical problems during the initial road testing and failed to perform satisfactorily under harsh environmental conditions. Although commercial production of the 6112 (YC6G) engine was delayed beyond the previously scheduled date, Yuchai was able to resolve these technical problems and commence trial marketing of the engine in early 1999. The 6112 (YC6G) Engine Factory was completed in 1995 and commercial production of these engines began in the second half of 1999.
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

YC6L/YC6M — CNG
Besides the Compressed Natural Gas (CNG) version of YC6J, the product offerings for CNG-powered buses include the YC6L and YC6M versions of the diesel engine. The engines are rated at 240-330PS for applications in 11-12 m buses.
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
Other Products
Diesel Power Generators
Yuchai has a history of more than 40 years for producing diesel generator set, with wide application in civil, military and marine sectors. Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 12 kilowatts to 160 kilowatts. Yuchai’s diesel power generators use both the 6105 (YC6J) and 6108 (YC6A and YC6B) medium-duty engines as their power source. The Genset includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdown.
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
Sales
In 2010, automotive sales in China surpassed eighteen million units for the first time, an increase of 32.4% over 2009. Yuchai’s total engine sales increased 24.3% in 2010 over 2009 and sales of both the heavy-duty and medium-duty engines in 2010 increased over 2009. Sales of the 4-Series engines remained nearly the same as 2009.

The following table sets forth a breakdown of Yuchai’s sales (excluding HLGE) by major product category for each of the three years ended December 31, 2008, 2009 and 2010, respectively:

	2008			2009			2010
		% of			% of			% of
	Revenues,	Revenues,	Units	Revenues,	Revenues,	Units	Revenues,	Revenues,	Units
	net	net	Sold	net	net	Sold	net	net	Sold
	Rmb (in thousands)
Diesel engines
6105 (YC6J)	2,202,856	21.2%	75,633	2,886,987	21.9%	96,486	3,496,149	21.6%	114,844
6108 (YC6A and YC6B)	1,491,211	14.3%	61,734	1,677,095	12.7%	65,834	2,625,278	16.3%	103,500
6112 (YC6G)	623,459	6.0%	11,830	514,273	3.9%	8,455	715,451	4.4%	12,186
6L	579,568	5.6%	8,904	593,829	4.5%	11,156	1,039,345	6.4%	19,099
6M	452,397	4.3%	11,235	756,701	5.8%	17,483	1,413,696	8.8%	32,862
4-Series	3,534,245	34.0%	202,798	4,891,482	37.2%	268,430	4,780,971	29.6%	269,031
Diesel power generators & others(1)	1,500,286	14.6%	146	1,840,720	14.0%	55	2,087,525	12.9%	70

	10,384,022	100.0%	372,280	13,161,087	100.0%	467,899	16,158,415	100.0%	551,592

(1)	Others mainly represent the revenues earned through engine parts sales, hotel incomes, guarantee fees and diesel power generators.
Production
Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 960,900 square meters, including the existing production factory for the 6105 (YC6J) medium-duty engines, the existing production factory for the 6108 (YC6A and YC6B) medium-duty engine, or the 6108 (YC6A and YC6B) Engine Factory, the 6112 (YC6G) Engine Factory and various testing and supporting facilities. The new foundry constructed on 667,000 square metres of land. The construction of phase 1 project has been completed and production has already commenced. The new foundry is expected to have five production lines with a potential capacity of producing 1 million engines head/block.
In 2010, production capacity was approximately 583,750 units based on a 2.5 shift five-day week at 80% utilization rate.

The following table sets forth the breakdown of Yuchai’s production by major product category for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010.

	2006		2007		2008		2009		2010
		% of		% of		% of		% of		% of
		total		total		total		total		total
	Units	Units	Units	Units	Units	Units	Units	Units	Units	units
Diesel Engines:
6105 (YC6J)	66,439	23.9%	82,345	21.4%	72,779	21.8%	104,814	22.9%	97,462	20.9%
6108 (YC6A and YC6B)	39,057	14.1%	66,526	17.3%	61,169	18.3%	66,941	14.6%	89,922	19.3%
6112 (YC6G)	14,358	5.2%	12,996	3.4%	11,954	3.6%	8,909	1.9%	12,725	2.7%
6L	1,366	0.5%	5,618	1.5%	9,025	2.7%	11,483	2.5%	17,863	3.9%
6M	7,331	2.6%	15,830	4.1%	11,492	3.4%	20,122	4.4%	35,330	7.6%
4-Series	149,347	53.7%	201,204	52.3%	168,058	50.2%	245,953	53.7%	212,388	45.6%

Total	277,898	100.0%	384,519	100.0%	334,477	100.0%	458,222	100.0%	465,690	100.0%

Procurement
Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product. The key components for 6105 (YC6J), 6108 (YC6A and YC6B) and 6112 (YC6G) are manufactured internally.
Engine Block
Yuchai cast and molded approximately 446,200 units and 635,415 units of engine blocks in 2009 and 2010 respectively, which represent a large portion of its engine blocks used in production.
Pump
Yuchai/ASIMCO Components Company Limited, or Yuchai/ASIMCO, is one of Yuchai’s principal suppliers of fuel injection pumps through two of its related companies. Yuchai/ASIMCO is a joint venture between Yuchai and a subsidiary of Asian Strategic Investments Corporation, or ASIMCO, that invests in factories in China manufacturing parts and components for diesel engines. ASIMCO is a joint venture among The Pacific Alliance Group Limited, Dean Witter Capital Corporation and TCW Capital Investment Corporation. As of March 15, 2011, Yuchai continues to be a minority shareholder of Yuchai/ASIMCO.
Raw Materials
Yuchai purchases raw materials, principally scrap steel and cast iron, from domestic suppliers. An increase in the prices of these raw materials would generally increase our costs of production. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses”

Imports
The main parts for the 6112 (YC6G) heavy-duty engine, which comprise of engine blocks, cylinder heads, crankshaft and fuel injection pumps are imported from foreign suppliers. The remaining parts are purchased from the domestic suppliers. Yuchai has progressively reduced its reliance on imported parts since 2006 and intends to continue to further reduce its reliance on such imported parts and components. Yuchai has a policy of practising sound procurement policy by requiring the same product procurement from at least two distinct sources. The same practice applies to all other externally procured engine parts. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality. For contingency supply of engine blocks, Yuchai has a long term purchase agreement with a domestic foundry.
Quality Assurance, Control & Safety
All raw materials, external supplied parts and components are checked for conformity with the required quality and specifications. Each stage of the production process is monitored by a quality control procedure and the final product undergoes standard conformity and specification testing using automated testing laboratory. To promote the safety of its workers, Yuchai has established a safety department to supervise the proper use of equipment prevents fire and explosions and promotes safe practices and procedures in the workplace.
Manufacturing Capacity Expansions
Yuchai believes that the current production capacity of all engine lines will meet the expected demand. Yuchai is continuously assessing the market demand and devising production strategies to secure and meet these market opportunities.
Research and Development
Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed to continually improve the technology of its products by acquiring advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2009, Yuchai employed over 552 engineers (excluding supporting junior engineers), approximately 263 of whom were devoted to research and development, product enhancement and new designs while the remaining were in the production department and after sales service. As of December 31, 2010, Yuchai employed over 501 engineers (excluding supporting junior technical staff), approximately 352 of whom were devoted to research and development, product enhancement and new designs while the remaining were in the production department and after sales service. In 2009 and 2010, Yuchai spent approximately Rmb 297.3 million and Rmb 324.1 million (US$49.4 million) respectively, on research and development. Yuchai believes that it has been able to control to some extent, the increase of research and development expenses due to the relatively stable salary levels of engineers in China. In 2009, Yuchai’s research and development efforts was focused on the development of new products such as heavy-duty engines 6T and 6K and National IV and National V prototype products. In 2010, Yuchai’s research and development efforts was focused on the development of new products such as heavy-duty engines 6T and 6C and National V and National VI prototype products, hybrid power and passenger vehicle diesel engine development.

Future Products
Yuchai believes that the long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.
Presently, Yuchai is dependent on foreign engine design consulting firms and foreign engine manufacturers for technological assistance in improving its products and developing new products, and expects such dependence to continue. The introduction of new diesel engine products will also require significant capital expenditures, such as purchases of foreign manufacturing equipment and technologies.
Sales, Marketing and Services
Sales and Marketing
Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 762 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.
Yuchai promotes its products primarily through television commercials, outdoor sign boards, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service and small gifts for end-users. In connection with this promotion, Yuchai’s customer service stations also perform routine maintenance checks and minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its more than 2,300 authorized service stations. The service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.
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

Export Sales
Yuchai has a very small percentage of its products exported outside China, as the following table indicates:

	2008			2009			2010
		% of			% of			% of
	Sales	Sales	Unit	Sales	Sales	Unit	Sales	Sales	Unit
	Revenue	Revenue	Sales	Revenue	Revenue	Sales	Revenue	Revenue	Sales
	Rmb			Rmb			Rmb
	(in thousands)			(in thousands)			(in thousands)
Total Domestic Sales	10,352,114	99.7%	371,243	13,138,630	99.8%	467,377	16,125,550	99.8%	550,865
Total Export Sales	31,908	0.3%	1,037	22,457	0.2%	522	32,865	0.2%	727

	10,384,022	100.0%	372,280	13,161,087	100.0%	467,899	16,158,415	100.0%	551,592

Note: the above revenues exclude HLGE.
In 2009, the top five export markets of Yuchai (in descending order) were Vietnam, Egypt, Philippines, Saudi Arabia and Algeria. In 2009, we exported approximately 149 engines to Cuba, pursuant to a signed memorandum of understanding entered into with the Cuban government in April 2006. In 2010, the top five export markets of Yuchai (in descending order) were Vietnam, Cuba, Peru, Egypt and Philippines.
Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. In 2009, the Dongfeng Group accounted for 19.0% of total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 9.0% in total. Sales to the Dongfeng Group accounted for approximately 20.5% of Yuchai’s total net revenues in 2010, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 11.8%.The Dongfeng Group is also a major competitor of Yuchai. See below “Competition”.
Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade accounts receivables, Yuchai may hold shipments for delivery if customers’ credit position is not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. As of December 31, 2009, Yuchai had net trade accounts receivable of Rmb 2,506.7 million, representing 28.9% of our consolidated current assets as of the same date. As of December 31, 2010, Yuchai had net trade accounts receivable of Rmb 4,234.5 million (US$645.9 million), representing 37.2% of our consolidated current assets as of the same date.
Customer Service
Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of authorized service stations in China that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at each of these service stations. In addition, Yuchai also owns and operates repair training centers. Any warranty-related services or repairs will be borne by Yuchai. Other than above, all non-warranty activities will be charged to customers. Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and require these service stations to provide on-site assistance at the customer’s place of business generally within 12 to 24 hours, depending on the customer’s location.
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
Competition
The diesel engine industry in China is highly competitive. Yuchai believes, based on internal studies, that competition is based primarily on performance, quality compliance with emission standards, price and after-sales service, and secondarily on noise, size and weight. Yuchai believes that its engines have a strong reputation among truck manufacturers and consumers for leading performance and reliability. In addition, Yuchai believes that its after-sales service to end-users of Yuchai engines, conducted through a nationwide network of authorized service stations and repair training centers in China, gives Yuchai a competitive advantage over other diesel engine producers.
Most of Yuchai’s major China domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2010, sales to the Dongfeng Group accounted for 20.5% of our total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 11.8% in total. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai believes that its current production capacity is adequate to meet expected higher demand from and unit sales to customers in the near future arising from the continued government spending on new highways and other infrastructure development projects in China. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.
In the medium-duty diesel engine market, Yuchai’s 6105 (YC6J) and 6108 (YC6A and YC6B) engines compete primarily against the 6110 engines produced by a number of Yuchai’s competitors. Initially, the introduction of the 6110 engine in 1995 had put considerable pressure on Yuchai’s competitiveness in the medium-duty diesel engine market because it offered greater horsepower than Yuchai’s 6105 (YC6J) engine. However, the commercial introduction of the 6108 (YC6A and YC6B) engine in 1997 by Yuchai, which offers substantially the same horsepower as the 6110 engine, has allowed Yuchai to compete more effectively in the medium-duty diesel engine market. In competing with the 6110 engine, Yuchai focuses on the quality and price and the after-sales service for the 6108 (YC6A and YC6B) engine. In 2009, the overall unit sales of medium-duty diesel engines was 162,320 units, which is higher than 2008. In 2010, the overall unit sales of medium-duty diesel engines was 218,344 units, which is higher than 2009. There can be no assurance, however, that Yuchai will be able to maintain or improve its current market share or develop new markets for its medium-duty diesel engines.

In addition, Yuchai commenced trial marketing of its 6112 (YC6G) heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 (YC6G) engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price-sensitive. The sales volume of our 6112 (YC6G) engine in 2008, 2009 and 2010 were 11,830, 8,455 units and 12,186 units respectively. In 2008, the demand for 6112 (YC6G) engines was adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend is a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. On December 17, 2009, Yuchai, pursuant to a Framework Agreement, entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd (“CIMC”) and Chery Automobile Co., Ltd. (“Chery”) (collectively referred to as “CIMC-Chery”), and Shenzhen City Jiusi Investment Management Co., Ltd (“Jiusi”) incorporated Y & C Engine Co., Ltd. in Wuhu City, Anhui Province (“the JV Company”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L including the engines of YC6K series. The JV Company commenced operations in December 2010 and 12,000 units of YC6K diesel engines are targeted to be produced in 2011.The registered capital of the JV Company is Rmb 500,000,000. Yuchai and Jirui United each hold 45% in the JV Company with Jiusi holding the remaining 10%.
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
Government policies on import tariffs and restrictions affect our business. For example, a reduction in import restrictions and/or lower tariffs may lead to increased imports of foreign diesel engines and, therefore lead to increased competition in the China domestic diesel engine markets. Similarly, reduced import restrictions and/or lower tariffs on automobiles may affect the competition in the end-user markets of Yuchai’s customers and indirectly affect Yuchai’s sales to such customers. Currently, China is encouraging investments into the motor vehicle engine manufacturing industry. Yuchai has from time to time been in discussions with potential diesel engine manufacturers on possible strategic joint ventures to develop and manufacture new diesel engines.

The HLGE group
As of March 15, 2011, we had a 47.4% interest in the outstanding ordinary shares of HLGE. On March 24, 2011, our interest in HLGE increased to 48.4% as a result of the conversion of a certain number of Series B redeemable convertible preference shares held by us into HLGE ordinary shares. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”
HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.07 on March 15, 2011. The core businesses of the HLGE group are that of hospitality operations and property development.
Investment holding activities
The HLGE group owns an investment property known as Wisma LKN in Johor Bahru, Malaysia.
Hospitality operations
The HLGE group, through its joint venture companies, owns hotels in Shanghai, PRC, and Cameron Highlands, Malaysia, and a Copthorne hotel in Qingdao, PRC. The HLGE group also owns a serviced apartment building in Shanghai. It also manages, among other things, these hotels in Qingdao, PRC, and Cameron Highlands, Malaysia. A more detailed description of the various hotel properties is set out below:
•	Hotel Equatorial Shanghai

Hotel Equatorial Shanghai is located in the heart of Shanghai. The property has more than 500 saleable guest rooms which have all been fully refurbished and a new lounge. Other facilities comprise six food and beverage outlets, ballroom space and a health club.

•	Copthorne Hotel Qingdao

The property is located in the commercial district of Qingdao. The property has approximately 450 saleable guest rooms, and has restaurants and bars, ballrooms and function rooms, entertainment facilities, offices and retail space.

•	Elite Residences
The property comprises a 16-storey building is located in the downtown Shanghai. The property has 119 saleable newly renovated apartment units, meeting rooms and a business centre.

•	Hotel Equatorial Cameron

The property is a tudor styled resort comprising more than 100 self-contained low-rise and high-rise units. Each suite is equipped with a living room, a kitchenette and a balcony. The hotel tower comprises 270 saleable guest rooms.

•	Renovation and maintenance.
To maintain the competitiveness of its hotels, HLGE carries out renovation programs at its hotels from time to time as required.

The TCL group
The TCL group is a distributor of consumer electronic products with operations mainly in the PRC (including Hong Kong). In August 2008, TCL announced that its Board of Directors had decided to cease its electronic manufacturing business as a result of a significant slowdown in demand from its major customers and rising operational costs. TCL announced in May 2008 that it plans to reposition its principal business from consumer electronics distribution to real estate and related infrastructure investment in the pan-Asian region. TCL also announced that TCL may divest those assets that will no longer form part of its core activity going forward. This plan is subject to TCL receiving any required regulatory and shareholders’ approvals. On December 22, 2009, TCL announced that further to its announcement on December 1, 2009 on its proposed capital reduction and cash distribution exercise, its Board of Directors has resolved not to proceed with its efforts to reposition its principal business from consumer electronics to real estate and related infrastructure activities in the pan — Asian region. On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intended to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). The closing of the Placement was conditional upon the completion of the capital reduction and cash distribution exercise which can only proceed upon the receipt of approvals from TCL’s shareholders and the legal and regulatory authorities in Singapore. Shareholder approval of the capital reduction and cash distribution exercise was obtained by TCL on February 4, 2010. On June 9, 2010, upon the obtaining of the relevant approvals from its shareholders and the legal and regulatory authorities in Singapore, TCL announced that the expected date of payment of the cash distribution of S$0.05 per issued share was July 7, 2010. On July 8, 2010, we announced that we had proceeded to complete the sale of a total of 536,000,000 shares out of 550,000,000 shares available in the Placement in TCL to the various purchasers. Further to the closing of the Placement, our total shareholding in TCL decreased from 34.4% to 13.9%. Subsequently, we sold additional TCL shares in the open market resulting in our shareholding interest in TCL decreasing further from 13.9% to 12.2%. As at December 31, 2010, our shareholding interest in TCL remained unchanged at 12.2%. We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL.
The TCL group is engaged in the distribution of a portfolio of branded consumer electronics products, such as Panasonic, Nokia, Orion Casio, Apple, Fuji, Kodak, Lenovo, Samsung, Sony, and Canon. Some of the products that the TCL group markets under these brand names include digital cameras, data projectors, iPhones, iPads and audio products including MP3/MP4/MP5 players, plasma and LED televisions, desktop and notebook computers, personal digital assistants, printers, electronic accessories and mobile phones. The TCL group has a distribution and sourcing network in its principal markets of PRC and Hong Kong.
The TCL group has created and marketed consumer products under its own brand name, namely “YES” brand, which is associated with a range of audio player and accessories, portable media players, portable DVD players, digital photo frames, LED flashlights, battery chargers and memory cards.
The TCL group also has other business activities relating to strategic, property and equity investments.

Organizational Structure
The following chart illustrates the organizational structure of the Company and Yuchai as of March 31, 2011 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.
(FLOW CHART)

Organisational Structures

Hong Leong Asia Ltd. ("HLA")
HLA beneficially owns 28.2% + 1 special share
100%
100%
Yulin City Government
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100%
HL Technology Systems Pte Ltd ("HLT")
7.2%
Shah Capital Management
100% via written trust
5.4%
21.0% + 1 Special Share
China Yuchai International Limited ("CYI")
Publicly Held 48.4%
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
12.2%
71.8%
100%
97.1%
100%
Xiamen Yuchai Diesel Engines Co., Ltd.
Thakral Corporation Ltd ("TCL")
Yuchai Express Guarantee Co. Ltd ("YEGCL")
Guangxi Yuchai Machinery Monopoly Development Co. Ltd ("YMMC")
Guangxi Yulin Yuchai Accessories Manufacturing Company Limited ("YAMC")
2.9%
0.04%
100%
Venture Lewis Limited
28.2%
48.4%
HL Global Enterprises Limited ("HLGE")
Guangxi Yulin Hotel Company Limited ("Yulin Hotel Company")
Zhejiang Yuchai Sanli Engine Company Limited
Jining Yuchai Engine Company Limited
Y&C Engine Co., Ltd.
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
During 2003, we believe affiliates of the State Holding Company caused various Chinese government agencies to raise allegations of irregularities regarding the status of our ownership of land rights of control over Yuchai, which we believe was intended to try to limit our rights to exercise control over Yuchai. We further believe that such allegations were based on an inaccurate understanding of the structure of our ownership of land rights of control over Yuchai. We also believe that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and that the shares of Yuchai held by our six wholly-owned subsidiaries are legally and validly held under Chinese law. We have obtained legal opinions from two Chinese law firms confirming these matters (see the reports on Form 6-K filed by the Company with the SEC on April 1, 2005). We have also taken steps to communicate to the relevant Chinese government agencies the reasons for our position with respect to these matters. We believe the July 2003 Agreement, the Reorganization Agreement, as amended, and the Cooperation Agreement, when fully implemented will resolve the issues raised by the various Chinese governmental agencies relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had from time to time with respect to Yuchai. Based upon the above-mentioned legal opinions, we believe that in the event of a future dispute with the Chinese stakeholders at Yuchai, we expect to pursue as appropriate legal remedies in appropriate jurisdictions to seek to enforce our legal rights as the majority shareholder with a controlling financial interest in Yuchai to protect our investment for our benefit and the benefit of our shareholders. See also “Item 3. Key Information — Risk Factors.”
Property, Plant and Equipment
Yuchai’s headquarters is located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 1.5 million square meters of land, which is currently used primarily for the production of diesel engines and employee housing. The principal production land area for the manufacture of diesel engines currently occupies approximately 960,900 square meters, including a building for the current 6105 (YC6J) manufacturing facilities and recently completed facilities occupying approximately 620,000 square meters that comprise the 6108 (YC6A and YC6B) Engine Factory, the 6112 (YC6G) Engine Factory, administrative offices and technical operations space. In addition, Yuchai leases a number of regional sales offices in China. In 2010, production capacity was approximately 583,750 based on a 2.5 shift five-day week at 80% utilization rate.

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
The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this Annual Report. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2009 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2008 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only.

During the fiscal years ended December 31, 2008, 2009 and 2010, our main asset has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.
Business Expansion and Diversification Plan
Following the implementation of our business expansion and diversification plan, we have looked for new business and on an ongoing basis, continue to explore and assess new businesses opportunities to reduce our financial dependence on Yuchai.
Thakral Corporation Ltd (“TCL”)
•
The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% equity interest in TCL. As of December 31, 2009, our interest in TCL was 34.4% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million (approximately US$64.8 million), before taking into account dividends and interest income of approximately S$1.9 million (approximately US$1.5 million), in the aggregate, earned from these investments.

•
As of December 31, 2010, following the completion of the capital reduction and cash distribution exercise undertaken by TCL and completion of the sale of a total of 536,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis to various purchasers through a placement exercise, our shareholding interest in TCL was 12.2% and our aggregate investment in TCL amounted to approximately S$11.2 million (US$8.9 million).

•	As of March 15, 2011, our interest in TCL remained unchanged.
•
We previously accounted for our investment in TCL using the equity method and we have accordingly classified our investment in TCL as held for trading for the fiscal year ended December 31, 2010 following the above disposal.

HL Global Enterprises Limited (formerly known as HLG Enterprise Limited) (“HLGE”)
•
In February 2006, through the following wholly-owned subsidiaries, we also acquired debt and equity securities in HLGE for an aggregate consideration of approximately S$132.0 million (approximately US$104.8 million):

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

(b)	Venture Lewis acquired approximately S$129.4 million (approximately US$102.7 million) in principal amount of outstanding secured non-convertible bonds issued by HLGE, or the Existing HLGE Bonds.
•
In June and December of 2006, HLGE partially redeemed a portion of Existing HLGE RCPS A and Existing HLGE RCPS B as required by the terms of the preference share agreement as a result of the disposals of certain assets. The proceeds from the partial redemptions amounted to approximately S$2.4 million (approximately US$1.9 million) and resulted in a reduction in the number of Existing HLGE RCPS that we held through Grace Star from 123,010,555 to 113,159,191.

•
In July 2006, pursuant to a rights issue by HLGE, through Grace Star and Venture Lewis, respectively, we were allotted 196,201,374 non-redeemable convertible cumulative preference shares, or the New HLGE NCCPS, and S$130,800,917 in principal amount of zero coupon unsecured non-convertible bonds due 2009 in HLGE, or the New HLGE Bonds, for an aggregate consideration of approximately S$135.0 million (approximately US$107.1 million). In conjunction with the allotment, the Existing HLGE Bonds were redeemed by HLGE at their principal value of S$129.4 million. At settlement, the aggregate consideration payable by the Company to HLGE of S$134.7 million was partially offset against S$129.4 million payable by HLGE to the Company, and the balance of S$5.3 million (approximately US$4.2 million) was paid by the Company in cash.

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

•
As of December 31, 2006, we held through Grace Star (i) 387,614,839 HLGE ordinary shares, representing approximately 45.4% of the total number of HLGE ordinary shares; (ii) 113,159,191 Existing HLGE RCPS; and through Venture Lewis (iii) S$130,800,917 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.9 million (approximately US$108.7 million), before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million (approximately US$5.3 million) in aggregate.

•
On June 19, 2007, HLGE made a partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$17.9 million (approximately US$14.2 million) and resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$130,800,917 to S$112,886,727. The Company had engaged an independent professional valuer, to value the financial instruments acquired as at June 19, 2007 (before redemption) and as at December 31, 2007. The fair value is determined by discounting the expected payments to the valuation date using a discount rate commensurate with the risk of the payments.

•
As of December 31, 2007, we held through Grace Star (i) 387,614,839 HLGE ordinary shares, representing approximately 45.4% of the total number of HLGE ordinary shares; (ii) 13,957,233 Existing HLGE RCPS A; (iii) 99,201,958 Existing HLGE RCPS B; and through Venture Lewis (iv) S$112,886,727 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.5 million (approximately US$108.3 million), before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million (approximately US$5.3 million) in aggregate.

•
In April 2008, HLGE made an additional partial redemption of the Existing HLGE RCPS B. The redemption amount we received amounted to approximately S$0.98 million (approximately US$0.7 million) on April 30, 2008 and resulted in a reduction in the number of Existing HLGE RCPS that we held through Grace Star from 113,159,191 to 107,186,403.

•
In June 2008, HLGE made another partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$25.9 million (approximately US$20.6 million) and resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$112,886,727 to S$87,010,673. We account for our investment in HLGE as a subsidiary upon adoption of IFRS.

•
On February 3, 2010, we announced the extension for another year of the S$93,000,000 loan granted to HLGE by our wholly-owned subsidiary, Venture Lewis to HLGE to refinance the New HLGE Bonds which matured on July 3, 2009. Under the terms of the original loan agreement, on the maturity date of the New HLGE Bonds, HLGE will fully redeem the New HLGE Bonds held by all minority New HLGE Bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on the maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement between the parties on an annual basis. An option for HLGE to undertake a partial redemption of the New HLGE Bonds on a pro-rata basis prior to the maturity date was included in the loan agreement. On February 19, 2009, HLGE announced an early partial redemption of the new HLGE Bonds on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding New HLGE Bonds and on March 23, 2009, HLGE effected payment to all bondholders. The principal amount redeemed of approximately S$8.96 million (approximately US$7.1 million) to us had resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$87,010,673 to S$78,053,577. On January 31, 2011, we announced the extension for another one year of the S$93,000,000 loan from July 2011 July 2012. The terms of the new loan agreement are substantially similar to the previous loan agreement except that the interest payable has been reduced from 3.42% per annum to 2.52% per annum. On February 16, 2011, HLGE effected a partial prepayment of S$10 million towards the loan to us resulting in a reduction in the principal amount of the loan from S$93,000,000 to S$83,000,000.

•
On February 12, 2010, HLGE announced the mandatory conversion of an aggregate of 18,935,883 Existing HLGE RCPS B into 18,935,883 ordinary shares in the capital of HLGE on March 18, 2010 (“Mandatory Conversion Date”). As of February 12, 2010, Grace Star held 93,229,170 Existing HLGE RCPS B representing approximately 98.28% of the existing total number of Existing HLGE RCPS B. By a written notice to HLGE on February 11, 2010, Grace Star notified HLGE that pursuant to HLGE’s Articles of Association, it will be converting only 17,300,000 out of the 93,229,170 Existing HLGE RCPS B it held into HLGE ordinary shares so as not to trigger a take-over obligation under The Singapore Code on Take-overs and Mergers on the Mandatory Conversion Date. Grace Star has an option under HLGE’s Articles of Association to convert the remaining 75,929,170 Existing HLGE RCPS B into HLGE ordinary shares over a period of twenty-two months after the Mandatory Conversion Date (“Extension Period”). With the conversion of 17,300,000 Existing HLGE RCPS B into HLGE ordinary shares on the Mandatory Conversion Date, Grace Star’s shareholding interest in HLGE increased from 45.4% to 46.4% with effect from March 24, 2010 upon receipt of regulatory approval. On September 20, 2010, Grace Star notified HLGE that it would be converting 16,591,000 Existing HLGE RCPS B into HLGE ordinary shares and on September 23, 2010, Grace Star’s shareholding interest in HLGE increased from 46.4% to 47.4%. On March 21, 2011, Grace Star notified HLGE that it would be converting 17,234,000 Existing HLGE RCPS B into HLGE ordinary shares on March 24, 2011, Grace Star’s shareholding interest in HLGE increased from 47.4% to 48.4%. See “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to raise sufficient funds to pay their debt obligations to us and our conversion of all our existing Series B redeemable convertible preference shares in HLGE may not be successful or may result in increased costs.”

Overview
The various austerity measures taken by the Chinese government over the last decade to regulate economic growth and control inflation have at times dampened demand for trucks in China. In particular, austerity measures that restricted access to credit and slowed the rate of fixed investment (including infrastructure development) adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition in the diesel engine market, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including the Company. However, the Chinese government announced in 1998 a major initiative to boost consumer demand through investments in infrastructure projects, including the construction of highways and tollways, and also through increased availability of bank credit and the stimulus measures announced in 2009. As a result, demand for trucks and other commercial vehicles, and thus demand for diesel engines has been increasing annually since 1999 to 2010.
With continued rapid economic growth, our net revenues in 2010 increased by 23.0% to Rmb 16,208.2 million (US$2,472.1 million) compared to Rmb 13,175.9 million in 2009. This increase was primarily a result of a general increase in sales volume and improvement in sales mix. The profit for the year was Rmb 1,449.9 million (US$221.1 million) in 2010 as compared to Rmb 832.5 million in 2009. Sales of the 6108 (YC6A and YC6B) medium-duty and 6112 (YC6G) heavy-duty engines accounted for 16.3% and 4.4%, respectively, of the net revenues (excluding HLGE) in 2010. Sales of the 6L and 6M heavy-duty diesel engines accounted for 6.4% and 8.8%, respectively, of the net revenues (excluding HLGE) in 2010. There was a shift in the market towards medium and heavy duty engines in 2010. The overall gross margin of 24.7% for 2010 was Rmb 4,008.9 million (US$611.5 million) which is higher than the 19.3% gross margin of 2009 mainly due to higher proportion of sales of 6 series engines, which are relatively higher-margin products and a reversal of the inventory reserve that we had previously provided for. We reversed the inventory reserve as we are able to consume or sell such inventory. Yuchai generated 29.6% and 37.2% of our net revenues (excluding HLGE) in 2010 and 2009, respectively, from the 4 series engines, and 57.5% and 48.8% of our net revenues (excluding HLGE) in 2010 and 2009, respectively, from the higher margin medium-duty and heavy-duty diesel engines.
In 2010, we continued our efforts to control production costs and operating expenses. However, the costs and expenses related to the production of our diesel engines are not subject to significant variations which limit our ability to significantly reduce our costs and expenses. Our cost of goods sold mainly includes cost of materials consumed, factory overheads, direct labor, provision for product warranty and depreciation. In 2010, cost of materials consumed accounted for approximately 92.1% of our total cost of manufacturing. Our selling, general and administrative, or SG&A, expenses include warranty expenses, advertising expenses, salaries and wages, freight charges, sales commission expenses and a large number of smaller expenses. Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2010 of Yuchai was 15%. Since January 1, 2002, Yuchai is subject to tax at a rate of 15% so long as it continues to qualify as a foreign-invested enterprise eligible for tax reductions under PRC income tax law or a high technology company.

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
In 2010, Yuchai continued to fulfill the requirements to qualify for an extension to the reduced tax rate of 15% in accordance with High Technology Company in the CIT law. Subsequent to this, Yuchai can apply for other programs which may be available to provide a reduced rate. In the event that Yuchai is ineligible for either an extension to the existing tax rate reduction or the transitional graduated rates noted above, Yuchai would be subject to tax at a rate of 25%. For some of Yuchai’s subsidiaries that were previously subjected to tax at a rate of 33%, the rate has been lowered to 25% following the CIT law.
The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises, unless an applicable tax treaty provides for a lower tax rate. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning January 1, 2008, a 10% withholding tax has been imposed on dividends paid to us, as a non-resident enterprise. The Company has recognized a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises.
Yuchai commenced trial marketing of its 6112 (YC6G) heavy-duty engine in early 1999, and began commercial production of these engines in the second half of 1999. Due to the delay in commercial production of the 6112 (YC6G) engine until 1999, however, Yuchai was not able to benefit from the competitive advantages of an early entry into the China domestic market for heavy-duty engines. Moreover, the market for heavy-duty diesel engines in China is relatively price sensitive. In 2008 and 2009, the sales volume of the 6112 (YC6G) engine was 11,830 units and 8,455 units respectively. The decline was due to the global financial crisis and the PRC government’s stimulus measures favoring the smaller engines. This situation led to Yuchai’s customers buying more of the cheaper light-duty diesel engines as compared to the more expensive heavy-duty diesel engines. In 2008 and 2009, the demand for 6112 (YC6G) engines was also adversely affected by the trend of truck owners moving to higher horsepower engines in order to maximize the haulage of each trip and reduce the operating cost per trip. This trend was a result of the improved highway system after heavy investment by the Chinese government in infrastructure building. However, in 2010 the sales volume of the 6112 (YC6G) engines increased due to a higher demand for heavy-duty engines in 2010. There can be no assurance that Yuchai will be able to compete successfully in the heavy-duty diesel engine market in China with the existing producers (such as Weichai Power Co., Ltd.) or any new entrants.
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

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars or other foreign currencies. An increase in fluctuations in exchange rates between the Renminbi and other currencies may increase our borrowing costs. See “Item 3. Key Information -Risk Factors — Risks relating to our company and our business -We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.”
In the United States, Europe and Asia, as widely reported, market and economic conditions in 2008 and 2009 experienced extreme disruption with tighter credit conditions and slower growth. Concerns over the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the U.S. and banking system instability contributed to increased market volatility and diminished expectations for the global economy. A global recovery got underway in 2010 and according to the World Bank’s report titled Global Economic Prospects 2011, most of the developing world weathered the financial crisis well and by the end of 2010, many emerging economies had recovered or were close to resuming the growth potential they had attained prior to the crisis. The world economy is moving from a post - crisis bounce back phase of the recovery to slower but solid growth in 2011 to 2012 with developing countries contributing almost half of the global growth. However, the recent geopolitical unrest in the Middle East which has led to the United Nations approving of military action against Libya has raised fears over its impact on world oil production and the resultant volatility in oil prices has affected major stock markets around the world. A continued rise in oil prices could fuel further rises in inflation rates which would impact on corporate profits and curb economic growth. The continued simmering discontent in the Middle East will play a crucial role on oil prices as high prices are a threat to the momentum of economic recovery. In addition, the recurrence of concerns over the sovereign debt crisis in Europe with the downgrade of Spain and Portugal’s sovereign credit rating in March 2011 and uncertainty over the impact of the earthquake and tsunami which hit Japan’s North-East coast on March 11, 2011 causing the current nuclear crisis may result in turbulence in international markets and economies, in particular in China which has close trade links with Japan, which may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. While our ability to access credit markets and finance our operations have not been affected, there can be no assurance that deterioration in the financial markets will not recur. If this occurs, this may limit our ability, and the ability of our customers, to timely replace maturing liabilities, and access the capital markets to meet liquidity needs, resulting in an adverse effect on our financial condition and results of operations. The global financial crisis had an adverse impact on China’s economic growth in the third and fourth quarters of 2008 and into early 2009. On November 10, 2008, the Chinese government announced a 4 trillion yuan stimulus package to maintain economic stability and development through spending on infrastructure projects and in March 2009 at the 11th National People’s Congress, further outlined a package of measures to drive economic growth. In addition, it was announced that a total of Rmb 908 billion of the central government investments in 2009 would be spent on key infrastructure construction, technology innovation, environmental protection and low-income housing. The measures adopted by the Chinese government to ensure continued economic growth have had a positive effect on the economy. According to the National Bureau of Statistics, China’s growth rate for 2010 was 10.3%, well above the 8% economic growth target set by Premier Wen Jiabao in his address to the Chinese Parliament on March 5, 2010. On December 3, 2010, the Chinese government announced a shift in its monetary policy from a moderately loose stance to counter the effects of the global financial crisis in 2008, to a prudent monetary policy in 2011 in an effort to rein in liquidity, combat accelerating inflation and limit the risk of asset bubbles. Between October 2010 and February 2011, China raised interest rates and the reserve requirements for banks a number of times to control rising inflation and soak up excess liquidity. According to China’s National Bureau of Statistics, China’s inflation rate for 2010 was 3.3%, above the 3% target set for the year by the Chinese government. There is no assurance that the recent events in Japan will not negatively impact China’s economic growth. Uncertainty and adverse changes in the economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments.

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
Allowances for doubtful accounts
Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on assessment of the recoverability of account receivables. Allowances are applied to account receivables where events or changes in circumstances indicate that the balances may not be collectible. Judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Management reviews its allowance for doubtful accounts on a monthly basis. For the year ended December 31, 2010, the Dongfeng Group accounted for about 26.4% of the trade debtors outstanding as compared to approximately 26.6% as of December 31, 2009. Likewise, the top 20 non-Dongfeng Group customers accounted for about 42.0% of the gross accounts receivable at the end of 2010. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2010. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
Changes in the allowances for doubtful accounts for each of the years in the two-year period ended December 31, 2010 are summarized as follows:

	December 31,
	2009	2010	2010
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	96,147	76,646	11,690
Credit to consolidated statements of operations	(15,552)	(15,491)	(2,363)
Written off	(3,947)	—	—
Translation differences	(2)	6	1

Balance at end of Year	76,646	61,161	9,328

While trade accounts increased by Rmb 130.9 million (US$20.0 million) as of December 31, 2010 as compared to 2009, allowance for doubtful accounts decreased by Rmb 15.5 million. Bills receivable increased by Rmb 1,581.4 million (US$241.2 million) as compared to 2009.

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

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2010 are summarized as follows:

	December 31,
	2009	2010	2010
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	188,599	259,534	39,585
Provision charged to consolidated statements of operations	368,284	498,767	76,073
Amounts utilized	(297,349)	(406,147)	(61,947)

Balance at end of year	259,534	352,154	53,711

We recognized a liability for warranty at the time the product is sold and our estimate of our warranty obligations is re-evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years average would impact the provision for product warranty by approximately Rmb 17.6 million (US$2.7 million).
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
On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). On June 9, 2010, upon the obtaining of the relevant approvals from its shareholders and the legal and regulatory authorities in Singapore, TCL announced that the expected date of payment of the cash distribution of S$0.05 per issued share was July 7, 2010. On July 8, 2010, we announced that we had proceeded to complete the sale of a total of 536,000,000 shares out of 550,000,000 shares available in the Placement in TCL to the various purchasers. Further to the closing of the Placement, our total shareholding in TCL decreased from 34.4% to 13.9%. Subsequently, we sold additional TCL shares in the open market resulting in our shareholding interest in TCL decreasing further from 13.9% to 12.2%. As at December 31, 2010, our shareholding interest in TCL remained unchanged at 12.2%, and we do not exercise significant influence over the operating and financial policies of TCL. Our investment in TCL is classified as held for trading as they are held for the purpose of selling in the near term. Our investment in TCL is measured at fair value with changes in fair value recognised in other income in the income statement.
The results of TCL for the year of 2009 were equity accounted and presented as discontinued operations. In 2010, gain on disposal of TCL shares is presented as gain from discontinued operations. The remaining shareholding interest in TCL is classified as held for trading as at December 31, 2010.

We recognize an impairment loss when the decline in fair value below the carrying value of an available-for-sale or cost-method investment is considered other than temporary. In determining whether a decline in fair value is other than temporary, we consider various factors including market price of underlying holdings when, investment ratings, the financial conditions and near term prospect of the investee’s, the length of time and the extent to which the fair value has been less than carrying amount and the Group’s intent and ability to hold the investment for a reasonable period of time sufficient to allow for any anticipated recovery of the fair value. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for fair values of available investments.
On March 31, 2011, the values based on quoted market prices of the TCL ordinary shares held by the Company were S$9.6 million (US$7.6 million).
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

In 2009, Yuchai has continued to fulfill the requirements to qualify for an extension to the reduced tax rate of 15% which will continue to 2010 in accordance with High Technology Company in the CIT law. Subsequent to this, Yuchai can apply for other programs which may be available to provide a reduced rate. In the event that Yuchai is ineligible for either an extension to the existing tax rate reduction or the transitional graduated rates noted above, Yuchai would be subject to tax at a rate of 25%. For all of Yuchai’s subsidiaries that were previously subjected to tax at a rate of 33%, the rate has been lowered to 25% following the CIT law.
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
Impairment of long-lived assets, other than goodwill
Long-lived assets to be held and used, such as property, plant and equipment and construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows. Fair value is the price that would be received to sell the asset on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset. Assets to be disposed off would be separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The carrying amounts of property, plant and equipment as of December 31, 2009 and 2010 are Rmb 2,975.2 million and Rmb 3,276.3 million (US$499.7 million) respectively.
The Company periodically conducts an impairment review on the conditions of our property, plant and equipment.
An impairment loss of Rmb 1.4 million (US$0.2 million) (2009: Rmb 7.8 million) was charged to the consolidated income statement under cost of sales, selling, general and administrative expenses. The 2010 impairment charges were as follows:
•	Property, plants and equipments Rmb 1.4 million (US$0.2 million) (2009: Rmb 7.8 million)

•	Prepaid operating leases Rmb nil (US$ nil) (2009: Rmb nil)
The impairment for 2009 and 2010 was due to assets that were not in use.

Results of Operations
The following table sets forth our consolidated statement of operations as a percentage of our net revenues for the last three fiscal years ended December 31, 2008, 2009 and 2010:

	Percentage of Net Revenues
	Year Ended December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Cost of sales	-80.3%	-80.7%	-75.3%
Gross profit	19.7%	19.3%	24.7%
Other income	0.2%	0.7%	0.5%
Research & development costs	-1.8%	-2.3%	-2.0%
Selling, distribution and administrative costs	-12.2%	-11.2%	-11.2%
Operating profit	5.9%	6.5%	12.0%
Finance costs	-1.4%	-0.6%	-0.8%
Share of profit of associates	0.0%	0.0%	0.0%
Share of results of joint ventures	0.1%	-0.1%	-0.3%
Gain on acquisition of Guangxi Yulin Hotel Co in settlement of past loan	0.0%	1.5%	0.0%
Profit before tax from continuing operations	4.6%	7.3%	10.9%
Income tax expense	-1.1%	-1.1%	-2.0%
Profit for the year from continuing operations	3.5%	6.2%	8.9%
(Loss)/profit after tax from discontinued operations	-0.3%	0.1%	0.1%
Profit for the year	3.2%	6.3%	9.0%
Attributable to:
Owners of the Parent	2.3%	4.8%	6.9%
Non-controlling interest	0.9%	1.5%	2.1%
2010 compared to 2009
The consolidated financial results for fiscal year 2009 and 2010 have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Prior to the fourth quarter of 2009, the Company prepared its consolidated financial results in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain significant respects from IFRS. The Company’s Board of Directors approved the change in the Company’s financial reporting standards from U.S. GAAP to IFRS to more closely align the Company’s financial reporting with its main operating subsidiary, Yuchai and HLGE, as their financial results are prepared in accordance with PRC GAAP and Singapore Financial Reporting Standards, respectively, which are closely aligned with IFRS. HLGE is considered a subsidiary of the Company under IFRS. The Company has applied the exemption of IFRS 3 — Business Combinations. IFRS 3 has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2008.
Net revenue increased by 23.0% to Rmb 16,208.2 million (US$2,472.1 million) in 2010 compared to Rmb 13,175.9 million in 2009. Overall unit sales in 2010 was higher than 2009 by 17.9%. The increase in sales revenue is primarily due to greater unit volume and improvement in sales mix, especially in the heavy duty diesel engine sector.
Cost of goods sold increased by 14.8% to Rmb 12,199.3 million (US$1,860.7 million) in 2010 from Rmb 10,630.1 million in 2009, and reduced as a percentage of net revenues to 75.3% in 2010 from 80.7% in 2009. Cost of materials consumed included in costs of goods sold increased by 17.4% to Rmb 11,230.6 million (US$1,712.9 million) in 2010 from Rmb 9,567.3 million in 2009, while cost of materials consumed as a percentage of net revenue reduced to 69.3% in 2010 from 72.6% in 2009. Factory overheads (which does not include depreciation and direct labor) included in cost of goods sold increased by 17.6% to Rmb 546.0 million (US$83.3 million) in 2010 from Rmb 464.5 million in 2009, due to greater volume. Factory overheads as a percentage of net revenue decreased to 3.4% for 2010 from 3.5% for 2009. Depreciation and amortization increased slightly to Rmb 193.5 million (US$29.5 million) in 2010 from Rmb 180.0 million in 2009. Depreciation as a percentage of net revenue reduced from 1.4% in 2009 to 1.2% in 2010. During 2010 the Company reversed Rmb 111.8 million (US$17.0 million) of inventory reserves due to the consumption and sale of parts that were previously provided for, compared to Rmb 154.7 million set aside in 2009.

Gross profit increased by 57.5% to Rmb 4,008.9 million (US$611.5 million) in 2010 from Rmb 2,545.8 million in 2009. Gross profit margin (gross profit divided by net revenue) increased to 24.7% in 2010 compared to 19.3% in 2009.
Other income, net increased to Rmb 87.6 million (US$13.4 million) in 2010 compared to Rmb 77.6 million in 2009. The main sources of other income in 2010 were (i) interest income of Rmb 61.7 million (US$9.4 million); (ii) exchange gain of Rmb 20.0 million (US$3.0 million); (iii) government grant income of Rmb 11.1 million (US$1.7 million); and (iv) fair value gain of Rmb 17.1 million (US$2.6 million).
SG&A expenses (excluding research and development) increased by 23.8% to Rmb 1,822.8 million (US$278.0 million) in 2010 from Rmb 1,471.9 million in 2009. As a percentage of net revenue, SG&A expenses (excluding research and development) were 11.2% for both 2010 and 2009. The increase is due mainly to the increase in sales related expenses and wages.
The Company continued to deploy more expenditure towards the research and development (“R&D”) of low emission, high fuel efficient engines, incurring Rmb 324.1 million (US$49.4 million) in 2010 compared to Rmb 297.3 million in 2009. This represented a 9.0% increase year-over-year. As a percentage of net revenues, research and development spending was 2.0% of net revenues in 2010 and 2.3% in 2009. The Company believes that investments in these activities will better position the Company for future growth and contribute to the Chinese government’s environmental initiatives.
Advertising expenses included in SG&A increased by 28.6% to Rmb 50.2 million (US$7.7 million) in 2010 from Rmb 39.0 million in 2009. As a percentage of net revenue, the advertising expenses were flat at 0.3% in 2010 and 2009.
Sales commission expenses included in SG&A expenses increased by 102.6% to Rmb 160.3 million (US$24.4 million) in 2010 from Rmb 79.1 million in 2009. Sales commission expenses as a percentage of net revenue for both 2010 was 1.0% compared 0.6% in 2009. The increase is due to higher sales commissions paid.
Staff cost as a percentage of net revenues were 7.5% in both 2010 and 2009.
As a result, profits from operations increased to Rmb 1,949.7 million (US$297.4 million) in 2010 compared to Rmb 854.3 million in 2009.
Interest expense in 2010 was Rmb 127.6 million (US$19.5 million), compared with Rmb 77.5 million in 2009. The higher interest expense was due primarily to the raising of interest rates in China during the year which resulted in the increase in the cost of bills discounting and borrowings.
In 2009, there was a one-time non-recurring gain of approximately Rmb 203.0 million arising from Yuchai’s acquisition of the 100% equity of Guangxi Yulin Hotel Company Ltd. (“Yulin Hotel Company”) to settle past loans by Yuchai worth an aggregate principal amount of Rmb 205.0 million.
Profit before tax from continuing operations in 2010 was Rmb 1,765.2 million (US$269.2 million), as compared to Rmb 966.7 million in 2009.

Income tax expense in 2010 was Rmb 327.9 million (US$50.0 million) compared to income tax expense of Rmb 147.2 million in 2009. Our effective tax rates were 15.2% and 18.6% for 2009 and 2010 respectively.
As a result of the foregoing factors, profit for the year from continuing operations was Rmb 1,437.3 million (US$219.2 million) in 2010 compared to Rmb 819.4 million in 2009.
Profit for the year of Rmb 1,449.9 million (US$221.1 million) is 74.2% better than 2009 of Rmb 832.5 million. This represents 9.0% of net sales in 2010 which is better than 2009 of 6.3%. The improvement was mainly due to higher sales volume, better gross profit combined with better expense control.
Profit attributable to our Company is Rmb 1,117.3 million (US$170.4 million) in 2010 compared to Rmb 628.3 million in 2009, representing an increase of 77.8%. Non-controlling interest share of the profit was Rmb 332.6 million (US$50.7 million) in 2010 compared to Rmb 204.1 million in 2009.
2009 Compared to 2008
The consolidated financial results for fiscal year 2008 included in this report were originally prepared in accordance with U.S. GAAP but have been restated in accordance with IFRS for comparison purposes.
Net revenue increased by 26.6% to Rmb 13,175.9 million in 2009 compared to Rmb 10,404.8 million in 2008. Overall unit sales in 2009 was higher than 2008 by 25.7%. The increase in sales revenue is primarily due to the across the board increase in volume primarily as a result of the PRC government stimulus package and increased engine parts sales. The stimulus package benefited the smaller series which resulted in an increase of 38.4% in the sales of 4 series engines in 2009 compared to 2008.
Cost of goods sold increased by 27.2% to Rmb 10,630.1 million in 2009 from Rmb 8,355.7 million in 2008, and increased as a percentage of net revenues to 80.7% in 2009 from 80.3% in 2008. Cost of materials consumed included in costs of goods sold increased by 27.7% to Rmb 9,567.3 million in 2009 from Rmb 7,490.3 million in 2008, while cost of materials consumed as a percentage of net revenue increased slightly to 72.6% in 2009 from 72.0% in 2008. Factory overheads (which do not include depreciation and direct labor) included in cost of goods sold increased by 23.0% to Rmb 464.5 million in 2009 from Rmb 377.6 million in 2008, due to greater volume. Factory overheads as a percentage of net revenue decreased to 3.5% for 2009 from 3.6% for 2008. Depreciation and amortization reduced slightly to Rmb 180.0 million in 2009 from Rmb 182.5 million in 2008. Depreciation as a percentage of net revenue reduced from 1.7% in 2008 to 1.4% in 2009. During 2009 the Company set aside Rmb 154.7 million as allowance for stock obsolescence compared to Rmb 52.7 million set aside in 2008 representing an increase of Rmb 102.0 million due largely to obsolete parts.
Gross profit increased by 24.2% to Rmb 2,545.8 million in 2009 from Rmb 2,049.1 million in 2008. Gross profit margin (gross profit divided by net revenue) decreased slightly to 19.3% in 2009 compared to 19.7% in 2008.
Other income, net increased to Rmb 77.6 million in 2009 compared to Rmb 19.5 million in 2008. The main sources of other income in 2009 were (i) interest income of Rmb 31.6 million; (ii) dividend income of Rmb 11.2 million; (iii) government grant income of Rmb 14.8 million; and (iv) write back of trade and other payables of Rmb 23.7 million.

SG&A expenses (excluding research and development) increased by 16.1% to Rmb 1,471.9 million in 2009 from Rmb 1,268.1 million in 2008. As a percentage of net revenue, SG&A expenses (excluding research and development) have reduced to 11.2% for 2009 compared favorably to 12.2% in 2008. In 2008, the Company recorded an impairment of Rmb 46.0 million for the hotel in Yulin and the Guilin Office buildings. The Company continued to deploy more expenditure towards the research and development (“R&D”) of low emission, high fuel efficient engines, incurring RMB 297.3 million in 2009 compared to Rmb 184.8 million in 2008. This represented a 60.9% increase year-over-year. As a percentage of net revenues, R&D spending was 2.3% of net revenues in 2009 and 1.8% in 2008. The Company believes that investments in these activities will better position the Company for future growth and contribute to the Chinese government’s environmental initiatives.
Advertising expenses included in SG&A increased by 57.9% to Rmb 39.0 million in 2009 from Rmb 24.7 million in 2008. As a percentage of net revenue, the advertising expenses have increased to 0.3% in 2009 compared to 0.2% in 2008.
Sales commission expenses included in SG&A expenses increased by 33.8% to Rmb 79.1 million in 2009 from Rmb 59.1 million in 2008. Sales commission expenses as a percentage of net revenue for both 2009 and 2008 is 0.6%. The marginal increase is due to higher sales commissions paid to Yuchai’s dealers.
Staff costs as a percentage of net revenues was 7.5% in 2009 which is lower than 2008 of 8.4%.
As a result, profits from operations increased to Rmb 854.3 million in 2009 compared to Rmb 615.7 million in 2008.
Interest expense in 2009 was Rmb 77.5 million, compared with Rmb 150.4 million in 2008. The lower interest expense was due to the Company’s lower bank borrowings resulting from stronger cash flow generation, and higher trade credits from suppliers (represented by trade accounts payable).
There was a one-time write back of approximately Rmb 203.0 million from Yuchai’s acquisition of the 100% equity of Guangxi Yulin Hotel Company Ltd. (“Yulin Hotel Company”) to settle past loans by Yuchai worth an aggregate principal amount of Rmb 205 million.
Profit before tax from continuing operations in 2009 was Rmb 966.7 million, as compared to Rmb 481.7 million in 2008.
Income tax expense in 2009 was Rmb 147.2 million compared to income tax expense of Rmb 110.5 million in 2008. Yuchai was subject to PRC income tax at a rate of 15.0% in both 2008 and 2009. Our effective tax rates were 22.9% and 15.2% for 2008 and 2009, respectively.
As a result of the foregoing factors, we had profit for the year from continuing operations of Rmb 819.4 million in 2009 compared to Rmb 371.2 million in 2008.
As a result of the plan to reduce the Company’s shareholdings in TCL with the proposed placement of 550 million shares, the investment in TCL was classified as discontinued operation held for sale. During the year, the profit after tax for discontinued operations is Rmb 13.0 million compared to a loss of Rmb 34.0 million in 2008.
Profit for the year of Rmb 832.5 million is 146.9% better than 2008 of Rmb 337.2 million. This represents 6.3% of net sales in 2009 which is significantly better than 2008 of 3.2%. The improvement was mainly due to higher sales volume, better expense control, lower interest expense, higher other income as well as the gain on acquisition of Yulin Hotel Company in settlement of past loan.

Profit attributable to our Company is Rmb 628.3 million in 2009 compared to Rmb 240.0 million in 2008, representing an increase of 161.8%. Non-controlling interests share of the profit was Rmb 204.1 million in 2009 compared to Rmb 97.2 million in 2008.
Inflation
The general annual inflation rate in China was approximately -0.7% and 3.3% in 2009 and 2010, respectively, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs.
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
Liquidity and Capital Resources
Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our operations generated positive net cash flows in 2008, 2009 and 2010. Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity and funding our business expansion and diversification plan. We believe that our sources of liquidity are sufficient for our operational requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the global financial crisis or otherwise, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, and the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.” Our cash and cash equivalents are held in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.
As of December 31, 2010, we had approximately Rmb 4,061.0 (US$619.4 million) in cash and cash equivalents on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.
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

As of December 31, 2010, Yuchai had outstanding borrowings of Rmb 472.6 million (US$72.1 million). The unutilized facilities amounted to Rmb 3,891.7 million (US$593.6 million). We believe that should there be a need for further loans from banks, Yuchai could seek to drawdown additional amounts up to such limit from the domestic Chinese banks. However, no assurance can be given that such additional borrowings would be approved by such banks. In March, 2011, we announced that Yuchai was issuing Rmb-denominated unsecured short-term financing bonds amounting to Rmb 1.7 billion in two tranches in China upon the receipt of approval from China’s National Association of Financial Market Institutional Investors. The first tranche of the bonds with a principal amount of Rmb 1 billion and bearing a fixed annual interest rate of 4.59% was issued by Yuchai on March 9, 2011 with a maturity date of March 9, 2012. The second tranche of the bonds with a principal amount of Rmb 700 million will be issued at a later date, subject to market conditions. All the proceeds from the issuance of the bonds are to be used by Yuchai as working capital. The issuance of the short-term financing bonds by Yuchai is expected to lower its financial risks and costs.
The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
	(in thousands)
Net cash provided by operating activities	697,180	3,969,358	1,464,964	223,440
Net cash used in investing activities	(218,427)	(800,445)	(386,041)	(58,880)
Net cash used in financing activities	(398,571)	(332,725)	(666,628)	(101,676)
Effect of foreign currency exchange on cash and cash equivalents	(16,324)	(1,902)	(9,286)	(1,416)

Net increase in cash and cash equivalents	63,858	2,834,286	403,009	61,468

Net cash provided by operating activities decreased by Rmb 2,504.4 million (US$382.0 million) in 2010 compared to 2009. The decrease was mainly caused by increase in bills receivable in 2010 and increase in purchase of inventories due to increased business volume in 2010. Net cash used in investing activities decreased by Rmb 414.4 million (US$63.2 million) in 2010 compared to 2009, principally due to proceeds from disposal of TCL shares. Net cash used in financing activities increased by Rmb 333.9 million (US$50.9 million) in 2010 compared to 2009.
Other than with respect to the application of cash generated from operations for capital expenditures and dividend payments, we do not have a formal cash management policy.
Our working capital as of December 31, 2010 was Rmb 2,488.3 million (US$379.5 million) compared to Rmb 1,429.0 million as of December 31, 2009.
As of December 31, 2010, we had long-term debt totaling Rmb 201.9 million (US$30.8 million), of which Rmb 101.9 million (US$15.5 million) will mature in 2011 and classified as long term because we have entered into a financing agreement that allows us to refinance the short-term obligation on a long term basis. The remaining Rmb 100.0 million (US$15.3 million) will mature in 2013. We had current debt totaling Rmb 423.5 million (US$64.6 million) as of December 31, 2010.

On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for an aggregate of US$40.0 million to refinance the S$60.0 million facility that matured on July 26, 2007. The facility was for a period of three years from the date of the facility agreement and was utilized by us to finance our long-term general working capital requirements. The terms of the facility required, among other things, that Hong Leong Asia Ltd. (“Hong Leong Asia”) retained ownership of the special share and that we remained a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawn down on the US$40.0 million facility. On March 25, 2010, we entered into a Supplemental Agreement with the bank to refinance the existing US$40.0 million credit facility that matured on March 30, 2010. The new unsecured, multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for one-year duration. The financial covenants with respect to the Company’s consolidated tangible net worth as at 30th June and 31 December of each year was revised from not less than US$120 million to not less than US$200 million. On March 18, 2011, we entered into a new agreement with the bank to re-finance the existing US$30.0 million credit facility that matured on March 25, 2011. The new unsecured multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a three-year duration.
On March 20, 2008, we entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch (“Bank of Tokyo-Mitsubishi”), to re-finance the existing US$25.0 million credit facility which matured on March 20, 2009. The unsecured, multi-currency revolving credit facility had a committed aggregate value of S$21.5 million with one-year duration. The facility was used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the Company’s special share and that the Company remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year, not being less than US$120 million, and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the Bank of Tokyo-Mitsubishi for a committed aggregate value of S$16.5 million with one-year duration. On March 17, 2010, we entered into a one-year Facility Agreement to refinance the existing S$16.5 million credit facility that matured on March 19, 2010. On March 11, 2011 we entered into a new agreement with the bank to re-finance the existing revolving credit facility that matured on March 18, 2011. The new unsecured multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a three-year duration.
On August 21, 2009, we entered into a new short-term loan agreement for up to S$50 million for a 12 month’s duration with DBS Bank Ltd., (“DBS”) of Singapore, to re-finance our existing bridging credit facility with DBS which expired on September 4, 2009. The new facility was used to finance the Company’s long-term general working capital requirements. The terms of the facility included certain financial covenants as well as negative pledge and default provisions. On August 31, 2010, we entered into a new short term loan agreement with DBS for up to S$10 million for a 12 months’ duration. The new loan arrangement will be used to finance our general working capital requirements.
As part of its business strategy, Yuchai seeks opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. Yuchai may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof.

The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2010:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt (1)	429.1	429.1	—	—	—
Long-term debt (1)	213.5	—	213.5	—	—
Purchase obligations regarding capital expenditures	629.6	629.6	—	—	—
Operating lease commitments	36.8	16.3	20.5	—	—
Total	1,309.0	1,075.0	234.0	—	—

(1)	Includes contractual interest payments

Capital Expenditures
Our capital expenditures for a new plant in Xiamen, our new foundry and other routine upgrades to and replacement of equipment, plant and property were Rmb 494.6 million and Rmb 491.4 million in 2009 and 2010, respectively. We funded our capital expenditures primarily from funds generated from operations and, when necessary, from bank loans obtained by Yuchai.
As of December 31, 2010, we had authorized and contracted for capital expenditures for improvement to existing production facilities (which excludes Xiamen plant) in the amount of Rmb 1,690.5 million (US$257.8 million). We have also committed capital expenditure of approximately Rmb 820.1 million (US$125.1 million) for the construction of our new foundry. As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our capital expenditures and working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation in China. Any additional capital we contribute to Yuchai would require, among other things, the approval of the MOC which has broad discretion with respect to such approval.
Off-Balance Sheet Arrangements
As of December 31, 2009 and 2010, Yuchai had issued irrevocable letter of credits of Rmb 60.9 million and Rmb 145.6 million (US$22.2 million), respectively.
As of December 31, 2009 and 2010, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 3,179.7 million and Rmb 3,470.7 million (US$529.4 million), respectively. Management has assessed the fair value of the recourse obligation arising from these discounted bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.
Research and Development
See “Item 4. Information on the Company — Research and Development”.
Recently Issued Accounting Standards —
Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing is of standards and interpretations issued, which the Group reasonably expects to be applicable at a future date. The Group intends to adopt those standards when they become effective.
IAS 24 Related Party Disclosures (Amendment)
The amended standard is effective for annual periods beginning on or after 1 January 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The Group does not expect any impact on its financial position or performance. Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard.

IAS 32 Financial Instruments: Presentation — Classification of Rights Issues (Amendment)
The amendment to IAS 32 is effective for annual periods beginning on or after 1 February 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. This amendment will have no impact on the Group after initial application.
IFRS 9 Financial Instruments: Classification and Measurement
IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets. The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.
IFRIC 14 Prepayments of a minimum funding requirement (Amendment)
The amendment to IFRIC 14 is effective for annual periods beginning on or after 1 January 2011 with retrospective application. The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment is deemed to have no impact on the financial statements of the Group.
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments
IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognised immediately in profit or loss. The adoption of this interpretation will have no effect on the financial statements of the Group.
Improvements to IFRSs (issued in May 2010)
The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either 1 July 2010 or 1 January 2011. The amendments listed below, are considered to have a reasonable possible impact on the Group:
•	IFRS 3 Business Combinations

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 1 Presentation of Financial Statements

•	IAS 27 Consolidated and Separate Financial Statements

•	IFRIC 13 Customer Loyalty Programmes
Management will evaluate the impact of this amendment to the consolidated financial statements if it applies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
Directors and Executive Officers of the Company
Our Articles of Association require that our Board of Directors shall consist of eleven members so long as the Special Share is outstanding. As of March 15, 2011, there are ten members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Saw Boo Guan, Gan Khai Choon, Kwek Leng Peck and Tan Eng Kwee as its nominees. Messrs. Zhang Shi Yong and Han Yi Yong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

		Year First Elected or
		Appointed Director
Name	Position	or Officer
SAW Boo Guan(1)	President and Director	2009

GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck(1)(2)	Director	1994
TAN Eng Kwee(3)	Director	2010
NEO Poh Kiat (1)(2)(3)	Director	2005
TAN Aik-Leang(1)(3)	Director	2005
Matthew RICHARDS(2)(3)	Director	2006
CHING Yew Chye	Director	2010
ZHANG Shi Yong(1)	Director	2007
HAN Yi Yong(1)	Director	2010

		Year First Elected or
		Appointed Director
Name	Position	or Officer
HOH Weng Ming(1) (4)	Chief Financial Officer	2008
FOO Shing Mei Deborah	General Counsel	2007
Ira Stuart OUTERBRIDGE III	Secretary	2001
Mr. Teo Tong Kooi and Mr. Yan Ping resigned as directors of the Company on November 18, 2010 and May 7, 2010 respectively.

(1)	Also a Director of Yuchai.

(2)	Member of the Compensation Committee.

(3)	Member of the Audit Committee.

(4)	Also a Director of HLGE.
Mr. Saw Boo Guan is the President and a Director of the Company. He is also the Deputy Chairman and a Director of Yuchai. He has extensive experience in the automotive industry and his last position from 2005 to 2008 was as President of Cummins Westport Inc., a joint venture company between Cummins, Inc. and Westport Innovations, Inc., a position based in Vancouver, Canada. From 1989 to 2005, Mr. Saw held various positions in a number of Cummins entities in the U.S., Singapore, Hong Kong and China and his responsibilities included general management, marketing and distribution management for various Cummins entities in the U.S., Singapore, Hong Kong and China. Mr. Saw is a Malaysian Federal Government Scholar and received a Master’s Degree in Public and Private Management from Yale University, U.S. in 1986 and a Bachelor of Engineering (Honors) in Mechanical Engineering from the University of Malaya, Malaysia in 1979.

Mr. Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Lewis, Venture Delta and Safety Godown Company Limited. He is also the non-executive Chairman of HLGE, an Executive Director of City e-Solutions Limited and Managing Director of Hong Leong International (Hong Kong) Limited. He has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group of companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Mr. Gan is related to Mr. Kwek Leng Peck.
Mr. Kwek Leng Peck is a Director of the Company. He is a member of the Kwek family which controls the Hong Leong Investment Holdings group of companies. He is an Executive Director of and with effect from November 18, 2011, the acting Chief Executive Officer of Hong Leong Asia. Mr Kwek will cease to serve as the acting CEO of Hong Leong Asia with effect from May 18, 2011. He is also the non-executive Chairman of Tasek Corporation Berhad. He also sits on the boards of HL Technology, Hong Leong China, Yuchai, City Developments Limited, Hong Leong Finance Limited and Millennium & Copthorne Hotels plc. He holds a Diploma in Accountancy and has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.
Mr. Tan Eng Kwee is a Director of the Company, HL Technology and Hong Leong China. He is currently the Chief Financial Officer of Hong Leong Asia. Mr. Tan has more than 20 years of corporate, accounting and financial experience. He has worked in various capacities in financial management with Scomi Group Berhad, ABN Amro Bank, Insurance Corporation of Singapore Ltd., CS First Boston and Esso Singapore Pte Ltd. Mr. Tan holds a Bachelor of Accountancy Degree (Honors) from the University of Singapore and received an MBA from the Cranfield School of Management, UK. Mr. Tan is also a fellow member of the Chartered Association of Certified Accounts (UK), an associate member of the Institute of Chartered Secretaries & Administrators (UK), a member of the Singapore Institute of Certified Public Accountants and a passed finalist of the Chartered Institute of Management Accountants (UK).
Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is Managing Director of Octagon Advisors (Shanghai) Co. Ltd and a managing director of Octagon Advisors Pte. Ltd., a financial advisory firm in Singapore. Between 1976 and January 2005, he held senior managerial positions with companies in the Development Bank of Singapore group and United Overseas Bank Ltd, including as Country Officer (China), Head — Corporate Banking (Greater China) at United Overseas Bank Ltd. Mr. Neo is currently a director of Sing-Han Management Consulting (Shanghai) Limited, Asia Airfreight Terminal Co Ltd and Credit China Holdings Limited. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.
Mr. Tan Aik-Leang is a Director of the Company and Yuchai. He had held various senior executive and managerial positions over an aggregate period of more than 25 years at the Dao Heng Bank Group in Hong Kong, the National Australia Bank Group in Australia and Asia, and The Bank of Nova Scotia in Canada. Mr. Tan is currently also a Director of the Risk Management Association, Hong Kong Chapter. He is a Fellow member of the Hong Kong Institute of Certified Public Accountants, CPA Australia, the Financial Services Institute of Australasia (formerly known as Australasian Institute of Banking and Finance) and the Institute of Canadian Bankers. Our Board of Directors has determined that Mr. Tan is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Matthew Richards is a Director of the Company. Mr. Richards is also a Director of Quvat Management Pte. Ltd., which is the investment manager to the Quvat Capital Partners private equity funds. Previously, Mr. Richards was in private practice in Singapore as an international lawyer between 1999 and 2007, having worked on a variety of capital markets, mergers and acquisitions and other corporate finance transactions throughout the Asian region, particularly in Indonesia and India. From 2003 to mid 2006, Mr. Richards was an attorney at Latham & Watkins LLP, the international law firm advising the Company on certain US law matters. Mr. Richards holds a Graduate Diploma in Legal Practice, Bachelor of Laws and Bachelor of Asian Studies from the Australian National University. Our Board of Directors has determined that Mr. Richards is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.
Mr. Ching Yew Chye is a Director of the Company. He is also an independent Director of HSBC Bank Malaysia Bhd, Avenue Invest Bhd and Petronas Chemicals Group Berhad. Mr. Ching is also a member of the advisory board of Yorkville Advisors HK Ltd. Mr. Ching joined a global management and technology consulting firm, Accenture in 1982 and during his career with Accenture, Mr. Ching worked primarily with clients in the financial services industry in ASEAN, with assignments included strategic information planning, design and implementation of major IT system, and bank reorganization arising from mergers. Until his retirement in 2007, Mr. Ching assumed various regional senior management roles at Accenture, including Managing Partner of the Financial Services Industry Group (Asia), Geographic Council Chairman (Asia) and Managing Partner for South Asia Region. Mr. Ching graduated with a BSc (Hons) from the University of London in 1976. Our Board of Directors has determined that Mr. Ching is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.
Mr. Zhang Shi Yong is a Director of the Company and Yuchai. He also sits on the boards of the State Holding Company, Coomber and Goldman. Mr. Zhang was a director of City Construction Investment Company of Yulin. He holds a Bachelor of Traffic and Transportation Degree from Xinan Jiaotong University and a Master of Business Administration Degree from the Tsing Hua University.
Mr. Han Yi Yong is a Director of the Company and Yuchai. He is also the Chief Executive Officer, Chairman and a director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s Degree in Vehicle Engineering from the Shandong University of Technology and a Master’s Degree in Power Machinery and Engineering from Guangxi University.
Mr. Hoh Weng Ming was appointed Chief Financial Officer of the Company since May 1, 2008. He is also a Director of Yuchai and HLGE with effect from December 26, 2008 and February 16, 2011 respectively. Mr. Hoh has more than 25 years of working experience in accounting and financial management positions with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various finance roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd. and CYI, both subsidiaries of Hong Leong Asia. Previously, he held the position of Financial Controller of the Company from 2002 to 2003. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.
Ms. Foo Shing Mei Deborah was appointed General Counsel of the Company with effect from December 10, 2007. Ms. Foo has more than 10 years’ of commercial and corporate experience gained from various in-house positions in Singapore and Hong Kong. Prior to joining the Company, she held the positions of Vice President of Group Legal and Company Secretary at NASDAQ listed Pacific Internet Limited. She holds a BA (Hons) in Law and History from the University of Keele, UK and a Masters of Law Degree in Commercial and Corporate law from the University of London, UK. She is a Barrister-at-Law (Middle Temple) and is admitted as an Advocate and Solicitor in Singapore.

Mr. Ira Stuart Outerbridge III is the Secretary of the Company. He is a graduate of the University of North Carolina at Chapel Hill and is a Fellow of the Institute of Chartered Secretaries and Administrators. He joined Codan Services Limited, the Company’s secretarial agent in Bermuda, as a Corporate Manager in February 1986.
Audit Committee
The Audit Committee comprises of three independent non-executive directors, namely Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat, Matthew Richards and one non-executive affiliated director — Mr. Tan Eng Kwee. Mr. Tan was appointed to the Audit Committee on April 25, 2011 pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D) under the Securities Exchange Act of 1934. See “Item 16D. Exemptions from the Listing Standards for Audit Committee”. The Audit Committee oversees the performance of our internal audit function and our independent registered public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Tan Aik-Leang as our Audit Committee Financial Expert.
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

Pursuant to the Shareholders Agreement and our Bye-laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of April 7, 2011 are identified below.

		Year First Elected or
		Appointed Director
Name	Position	Position or Officer
YAN Ping	Chairman of the Board of Directors	2005
SAW Boo Guan (1)	Deputy Chairman of the Board of Directors	2009
Wu Qiwei	Director and General Manager	2011
GAN Khai Choon(1)	Director	2007
KWEK Leng Peck(1)	Director	2005
NEO Poh Kiat(1)	Director	2008
TAN Aik-Leang(1)	Director	2005

HOH Weng Ming	Director	2008

HAN Yi Yong(1)	Director and Company Secretary	2010
GU Tangsheng	Assistant to Chairman and Director	2005
ZHANG Shi Yong(1)	Director	2007
GAO Jia Lin	Director	2011

TAY Hui Boon Kelly(2)	Financial Controller	2008
LEE See Bee Patrick (2)	Vice President, International Sales	2009
CHENG Ningbin	Deputy General Manager	2011
ZHONG Yu Wei	Deputy General Manager	2010
NING Xingyong	Deputy General Manager	2009
LIANG Qinyan	Deputy General Manager	2009
QIN Xiaohong	Chief Accountant	2007
SHEN Jie	General Engineer	2002
Mr. Teo Tong Kooi, Mr. Yuan Xucheng and Mr. Li Tiansheng resigned as directors of Yuchai on March 11, 2011. Mr. Han Yiyong and Mr. Gao Jialin were appointed Directors of Yuchai on April 7, 2011.

(1)	Also a Director of the Company.

(2)	Secondees of the Company, whose salaries and expenses are paid by the Company.
For information about Messrs. Saw Boo Guan, Gan Khai Choon, Neo Poh Kiat, Kwek Leng Peck, Tan Aik-Leang, Zhang Shi Yong, Hoh Weng Ming and Han Yi Yong, see “ — Directors and Senior Management of the Company.”
Mr. Yan Ping is the Chairman of the Board of Directors of Yuchai. Mr. Yan is also the Chairman of the State Holding Company since October 2005. The State Holding Company which is owned by the City Government of Yulin in Guangxi Zhuang Autonomous Region, China is a 22.1% shareholder in Yuchai. Prior to becoming Chairman of the State Holding Company, Mr. Yan held various China-government related positions, including most recently as Deputy Secretary-General, Yulin Municipal Government, as Director, Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou-Shenzhen Railway Company, Ltd. Mr. Yan holds a Bachelor of Engineering Degree from Dalian Railway College and a Master of Economics degree from the East-North Financial and Economic University.

Mr. Gao Jia Lin was re-appointed a Director of Yuchai on April 7, 2011. He was formerly the Deputy-Chairman of Yuchai. He joined Hong Leong China in 1992 and served as the Senior Vice President of Hong Leong Asia, China Operation until his retirement in November 2008. He has a mechanical engineering degree from Tsing Hua University.
Mr. Wu Qiwei was appointed General Manager of Yuchai on March 1, 2011 and a Director of Yuchai on April 7, 2011. He previously served as the Deputy General Manager of Yuchai and was in charge of sales and marketing. He holds a Bachelor’s degree (Inter-Combustion Engine, Vehicle and Mechanical Engineering) from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a doctorate in marine engineering from Wuhan University of Technology.
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
Mr. Chen Ningbin was appointed the Deputy General Manager of Yuchai on March 1, 2011. He is a Business Management Major from Yongjiang University and a Master’s Degree in Business Administration from the University of South Australia.
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
As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai management temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai management to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. We provide certain management, financial planning and other services to Yuchai and, as of March 31, 2011, we have nine persons working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes- Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement.”

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
In fiscal year 2010, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company. In fiscal year 2010, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”
Our directors and executive officers do not currently own any shares of Common Stock or options to acquire any shares of Common Stock.

Yuchai
The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2010 was approximately Rmb 71.6 million (US$10.9 million).
There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.
Employees
As of December 31, 2010, Yuchai employed approximately 11,200 people nationwide in China. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. For fiscal year 2010, the total annual salary and bonus paid to our employees was Rmb 852.9 million (US$130.1 million).
As of December 31, 2009, Yuchai employed approximately 9,976 people nationwide in China. As of December 31, 2008, Yuchai employed approximately 9,060 people nationwide in China.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
Major Shareholders
The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of March 15, 2011 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.
Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 shares of Common Stock outstanding as of March 15, 2011.

		Percentage
Identity of Person or Group	Number	(%)
Hong Leong Asia Ltd(1)	10,523,313	28.2%
The Yulin City Government(2)	6,709,322	18.0%
Shah Capital Management (3)	2,002,796	5.4%

(1)
Information based upon a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003 December 1, 2003, October 27, 2009, October 28, 2009 and August 30, 2010. Hong Leong Asia is the beneficial owner of and exercises control over the 10,523,313 shares of Common Stock or approximately 28.2% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited and the special share. See also “— Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may experience a change of control as a result of offerings of shares by our controlling shareholders” and “— The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

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

(3)	Information based on a report on Schedule 13F filed by Shah Capital Management with the SEC on February 9, 2011 for the quarter ended December 31, 2010.
As of March 31, 2011, there were 24,018,462 shares of Common Stock, or 64.4% of the total number of shares of Common Stock, held of record by 25 persons with registered addresses in the United States.
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

Registration Rights Agreement
Pursuant to a registration rights agreement, or the Registration Rights Agreement, we have granted two “demand” registration rights to each of Hong Leong China, China Everbright Holdings, Cathay, GSCP and the Sun Yuan Shareholders, or collectively the Selling Stockholders, requiring us, subject to certain conditions, to use our best efforts to prepare and file a registration statement on behalf of such shareholders under the Securities Act, and to use our best efforts to qualify the shares for offer and sale under any applicable US state securities laws. Expenses incurred in connection with one demand registration for each such shareholder will be borne by us, and we and Yuchai will be required to indemnify the underwriters in connection with any demand registration. The Registration Rights Agreement also grants each such shareholder certain “piggyback” registration rights entitling each shareholder to sell Common Stock in any registered offerings of our equity securities, for our account or on behalf of our security holders. China Everbright Holdings, Cathay, GSCP and the Sun Yuan Shareholders are no longer our shareholders. In March 2004, HL Technology and Coomber each registered shares for offer and sale from time to time on a shelf registration statement on Form F-3 which we filed on their behalf pursuant to a registration rights agreement. The shelf registration statement was rendered ineffective as we were not eligible to use the Form F-3 as a result of the delay in our filing of our previous periodic reports required under the Exchange Act. However, we are now compliant with our reporting obligations as required under the Exchange Act and are eligible to use the Form F-3. We have not received any instructions from either HL Technology or Coomber pursuant to the registration rights agreement, to take any further action in relation to the shelf registration statement.
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
Other Transactions
During fiscal year 2008, 2009 and 2010, we charged a management fee of US$1,000,000 each year to Yuchai further to a management services agreement entered into between Yuchai and us. As at March 15, 2011, we provide certain management, financial planning and other services to Yuchai and, as of March 31, 2011, we have nine persons working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes- Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process.
During each of fiscal years 2009 and 2010, the State Holding Company charged Yuchai Rmb 35.9 million and Rmb 21.9 million (US$3.3 million), respectively, for certain general and administrative expenses on an actual incurred basis. We believe that the expenses charged to Yuchai by the State Holding Company would not have been materially different because Yuchai could provide these services for itself at approximately the same cost.

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
For fiscal year 2008, there was an impairment charge of Rmb 46.0 million recognized pertaining to the hotel in Yulin and the Guilin Office buildings. The goodwill of Rmb 5.7 million arising from the acquisition of the Yulin Hotel Company was fully impaired during 2008. The provision of Rmb 203 million for uncollectible loans to a related party was reclassified as deferred gain in the balance sheet. The deferred gain was recorded in the Statement of Operations in 2009 when it was realized on receipt of the approval from the provincial government
In February 2007, the Board of Directors authorized us to pay fees amounting to approximately S$1.6 million to Hong Leong Management for work done on our behalf. These fees have been reported under SG&A expenses in our fiscal year 2007 financial statements. This work related to assisting us in, among other things, (a) the coordination of the mandatory conditional cash offers made by us for the ordinary shares and the other securities of TCL and HLGE, (b) obtaining additional credit facilities from two banks in Singapore, and (c) the coordination of the subscription by us for our rights entitlement under a rights issue by HLGE of zero coupon unsecured non-convertible bonds and non-redeemable convertible cumulative preference shares.
During each of fiscal years 2009 and 2010, Hong Leong Management charged us S$0.16 million and S$0.15 million, respectively, for corporate secretarial services provided.

In April 2008, we entered into a lease agreement with Hong Leong Holdings Limited, an affiliated company, for a period of three years in relation to the lease of our current operating offices. During fiscal year 2010, we paid Hong Leong Holdings Limited S$0.18 million as rental. In March 2011, we entered into a lease agreement with Hong Leong Holdings Limited renewing the lease of our current operating offices for a further three years. The rental payable for fiscal year 2011 is approximately S$0.14 million.
On January 31, 2011, we announced the extension for another one year of the S$93 million loan originally granted to HLGE by our wholly-owned subsidiary, Venture Lewis in February 2009 to refinance the Bonds. Venture Lewis held a majority of the Bonds. Under the original loan agreement, the loan was to be repaid in July 2010 but was extended for one year to July 2011 pursuant to a loan agreement entered into on February 3, 2010. Under the new loan agreement entered into on January 31, 2011, the loan has now been extended for another year from July 2011 to July 2012 at a reduced interest rate. Our Board of Directors approved the extension of the loan at a reduced interest rate after taking into account (i) the challenges facing HLGE’s hospitality operations in China from increasing competition and high operating costs which had a negative impact on its results; (ii) difficulties faced by HLGE in obtaining financing from financial institutions, (iii) the need to ensure the continued financial viability of HLGE in the longer-term interests of its shareholders as it is believed that this remains the best option to protect and procure a return on the Company’s significant investment in HLGE pending HLGE’s continued efforts to successfully dispose of its non-core and non-performing assets to repay the Loan, and (iv) potential acquisition opportunities by HLGE to grow its earnings base and improve its cash flow. The audit committee had determined that the terms of the extension of the Loan were fair and reasonable and not prejudicial to the interests of our shareholders.
We have undertaken other significant business transactions with related parties during the three fiscal years ended December 31, 2010, as set forth under Note 32 to our consolidated financial statements appearing elsewhere herein.

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
Other Legal Proceedings
In July 2005, the Industrial Commercial Bank of China (“ICBC”) entered into a loan agreement with several borrowers. Under the loan agreement, Yuchai Express Guarantee Co., Ltd (“YEGCL”) and Shandong Fengya Trading Co., Ltd (“Fengya”) both acted as joint guarantors in exchange for the borrowers using cars purchased as security under the guarantee. Subsequently, YEGCL agreed to pay a sum of Rmb 8 million as a guarantee deposit. When YEGCL discovered that the loan was being wrongly utilized by Fengya instead of the borrowers, it ceased to perform its obligation under the guarantee. In 2007, ICBC commenced legal action against YEGCL for breach of its obligations. YEGCL made a counter-claim to recover the guarantee deposit amount from ICBC, alleging that the loan agreement, and accordingly, the guarantee, was void. YEGCL made a claim for Rmb 8.0 million in addition to interest. The matter was heard on April 3, 2008. As of March 15, 2011, the court’s decision is still pending.
In 2006, Yuchai initiated a contractual claim against Shenzhen Land Transport Investment Development Co., Ltd. for a sum of Rmb 14.8 million. On November 14, 2007, the trial court ruled in favor of Yuchai. The defendant’s appeal against such ruling was heard by the appeals’ court on May 15, 2008. As of March 15, 2011, the court’s decision is still pending.

ITEM 9.	THE OFFER AND LISTING.
Since December 16, 1994, the Common Stock has been listed and traded on the NYSE under the symbol “CYD”. The Common Stock is not listed on any other exchanges within or outside the United States.
The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

	US$	US$
Period	High	Low
2006	10.00	4.53
2007	13.85	6.87
2008	11.98	2.49
2009	17.37	3.17
2010	32.45	12.30
2011 (through March 31, 2011)	32.98	23.00

	US$	US$
Period	High	Low
2009 First Quarter	5.49	3.17
2009 Second Quarter	8.89	4.48
2009 Third Quarter	10.50	6.60
2009 Fourth Quarter	17.37	8.60
2010 First Quarter	19.92	12.30
2010 Second Quarter	21.68	13.73
2010 Third Quarter	19.49	15.17
2010 Fourth Quarter	32.45	18.75
2011 First Quarter (through March 31)	32.98	23.00

	US$	US$
Period	High	Low
October 2010	26.00	18.75
November 2010	29.23	23.10
December 2010	32.45	25.51
January 2011	32.98	26.21
February 2011	30.95	24.22
March 2011 (through March 31, 2011)	29.62	23.00

ITEM 10.	ADDITIONAL INFORMATION.
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

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice
Director Independence

• A majority of the board must consist of independent directors.	• Four of our ten directors, Messrs. Neo Poh Kiat, Tan Aik-Leang, Matthew Richards and Ching Yew Chye are independent within the meaning of the NYSE standards.
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
• Our audit committee meets the requirements of Rule 10A-3 under the Exchange Act. One of the members of our audit committee, Mr. Tan Eng Kwee, qualifies for the exemption under Rule 10A-3(b)(iv)(D) under the Securities Exchange Act of 1934. See “Item 16D, Exemptions from the Listing Standards for Audit Committee”.

• The audit committee must consist of at least three members, and each member meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.	• Our audit committee currently consists of four members, three of whom meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act and the fourth appointed pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D) under the Securities Exchange Act of 1934. See “Item 16D, Exemptions from the Listing Standards for Audit Committee”.

• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	• Our audit committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of US companies.

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice
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
• Our audit committee’s charter outlines the committee’s purpose and responsibilities which are similar in scope to those required of US companies.

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
• Our audit committee assesses the auditor’s independence on an ongoing basis by reviewing all relationships between the company and its auditor. It has established the company’s hiring guidelines for employees and former employees of the independent auditor. The committee also discusses the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management. It also meets separately, periodically, with management, the internal auditors and the independent auditors.

• Each listed company must disclose whether its board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	• The Board of Directors has identified Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

• Each listed company must have an internal audit function.	• We are a holding company and the majority of business is done at our main subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”). Our group transactions, fees and expenses are reviewed by the Internal Audit Department of Hong Leong Asia. In addition, Yuchai maintains an independent internal audit function, headed by an internal audit manager who reports to the Audit Committee of Yuchai’s Board which approves the audit plans, reviews significant audit issues and monitors corrective actions taken by management.

Compensation Committee

• Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	• Our compensation committee currently has three members, two of whom are independent within the meaning of the NYSE standards.

• The committee must have a written charter that addresses its purpose and responsibilities.

Standard for US Domestic Listed	China Yuchai International Limited’s
Companies	Practice
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

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity- compensation plans and material revisions thereto, with limited exceptions.	• We intend to have our shareholders approve equity-compensation plans.

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.	• We have formally adopted various corporate governance guidelines, including Code of Business Conduct and Ethics (described below); Audit Committee Charter; Whistle-blowing Policy; Insider Trading Policy; and Disclosure Controls and Procedures.

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

Remuneration and Pensions
The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$574,658 for fiscal year 2008 at our annual general meeting held on April 17, 2009 and from US$250,000 to US$510,959 for fiscal year 2009 at our annual general meeting held on July 2, 2010.
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
The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy has resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. There has been a further appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. From July 2008 until June 2010, however, the RMB has traded stably within a narrow range against the U.S. dollar. Since January 4, 2006, the PBOC authorized CFETS to announce the middle rate of Renminbi against the US dollar and other foreign currencies at 9:15 a.m. of each business day which shall be used as the middle rate applicable to the transactions in the inter-bank spot foreign exchange market and counter deals of banks. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the US dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. We cannot predict how this new policy will impact the RMB rate. Any future devaluation of the Renminbi would increase the effective cost to Yuchai of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the US dollar value of any dividends declared in Renminbi.

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
Urban Maintenance & Construction Tax and Education Surcharges
On October 18, 2010, the State Council of the PRC released a Circular on Unifying the System of Urban Maintenance & Construction Tax and Education Surcharges for Domestic and Foreign-invested Enterprises and Individuals, or Circular 35, providing that, effective from December 1, 2010, the relevant regulations, rules, and policies regarding urban maintenance & construction tax and education surcharges shall be applicable to foreign-invested enterprises, foreign enterprises, and foreign individuals (FIEs). Following the release of Circular 35, on November 4, 2010, the Ministry of Finance and the State Administration of Taxation jointly issued a Circular on Issues Relating to Levying Urban Maintenance & Construction Tax and Education Surcharge on FIEs for implementation of Circular 35, which provides that urban maintenance & construction tax and education surcharges will be imposed on FIEs in respect of value-added tax, consumption tax and business tax payable on and after December 1, 2010. The urban maintenance & construction tax and education surcharges are calculated as a percentage of the value-added tax, consumption tax and business tax due. The education surcharges are levied at a unified rate at 3%, while the rates for urban maintenance & construction tax differ depending on the location of the taxpayer: (i) 7% for taxpayers located in a city; (ii) 5% for taxpayers located in a county and town area; and (iii) 1% for taxpayers located in other regions.
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
This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the recently enacted Medicare tax on certain “net investment income.” If a partnership, including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of Common Stock, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.
For purposes of this discussion, a US Holder is a beneficial owner of Common Stock that is:
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
With respect to non corporate taxpayers for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate provided that (1) the Common Stock is readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the New York Stock Exchange. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Company’s Common Stock.
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

PFIC Rules
The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2010. PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. There is no ready market in China for Yuchai to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, we also have various credit facilities from banks in Singapore to fund our business expansion plan. As of December 31, 2010, we had outstanding consolidated loans of Rmb 625.4 million (US$95.4 million). These credit facilities were mainly denominated in Singapore dollars used mainly to invest into Singapore dollars denominated investments of TCL and HLGE. Therefore, this has provided a natural hedge for the Singapore dollars currency.
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
Interest rate sensitivity
The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest bearing financial liabilities at December 31, 2010 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.
If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2010 of the Company would increase/decrease by Rmb 17.2 million (US$2.6 million) (2009: profit increase/decrease by Rmb 12.9 million).
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

The Company’s exposures to foreign currency are as follows:

	December 31, 2009
			United
	Singapore	Euro	States	Chinese
Group	Dollar	Dollars	Dollar	Renminbi	Others
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Other investments	326,058	—	—	—	—
Trade and other receivables	374	9,171	135,981	32,464	—
Cash and cash equivalents	78,372	253	2,636	—	22
Financial liabilities	(492,752)	—	—	—	—
Trade and other payables	(66,889)	—	(55,095)	(1,446)	(19)

Rmb	(154,837)	9,424	83,522	31,018	3

US$	(23,616)	1,437	12,739	4,731	—

	December 31, 2010
			United
	Singapore	Euro	States	Chinese
Group	Dollar	Dollars	Dollar	Renminbi	Others
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Other investments	59,615	—	—	—	—
Trade and other receivables	424	20,072	122,757	35,290	18
Cash and cash equivalents	90,804	—	3,117	—	—
Financial liabilities	(152,772)	—	—	—	—
Trade and other payables	(44,901)	(674)	(48,281)	(4,453)	(20)

Rmb	(46,830)	19,398	77,593	30,837	(2)

US$	(7,143)	2,959	11,835	4,703	—

Sensitivity analysis
A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2009	2010	2010
	Rmb	Rmb	US$
	(in thousands)
	Profit before tax	Profit before tax	Profit before tax
Singapore dollar	(15,484)	(4,683)	(714)
Euro dollar	942	1,940	296
United States dollar	8,352	7,759	1,184
Chinese Renminbi	3,102	3,084	470

Equity price risk
The Company has held for trading investments which are quoted. The exposure to quoted instruments is limited.
Sensitivity analysis-equity price risk
A 10% increase / (decrease) in the underlying prices at the reporting date would increase/ (decrease) equity by the following amount:

	2009	2010	2010
	Rmb	Rmb	US$
	(in thousands)
Equity	4,606	5,663	864

The Company has invested in a company that is quoted on the Singapore Stock Exchange, a summary of which is provided below:

	Number of	Value as at 31 December	Value as at 31 December
	shares	2009	2010
		Rmb	Rmb	US$
		(in millions)	(in millions)	(in millions)

TCL	898,990,352	327.5	—	—
TCL	318,737,352	—	56.6	8.6

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
Not Applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
There has not been any dividend arrearage or other material delinquency with respect to preferred stock of either the Company or Yuchai.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES
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
Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of management’s evaluation of our internal control over financial reporting, management identified the material weaknesses in our internal control over financial reporting described below. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Improper elimination of intercompany transactions and balances
Our controls over elimination of intercompany transactions and balances at Yuchai did not operate effectively. Upon identification of this error, we recorded an adjustment to correct the consolidated financial statements included in Item 18 of this Form 20-F.

Improper recording of Purchase Price Allocation (“PPA”)
We did not have effectively-designed controls in operation over the preparation of consolidation entries relating to purchase price allocations (PPA) at HLGE for our transition from generally accepted accounting principles in the United States (US GAAP) to IFRS in 2009. As a result, an error was identified and this resulted in adjustments being recorded and the restatement of prior periods as stated in Note 4 in our consolidated financial statements included in Item 18.
As a result of such material weaknesses, management concluded that our internal control over financial reporting was not effective as of December 31, 2010. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2010.
C. Remediation Measures to address Material Weaknesses identified
In 2009, our assessment identified ineffective controls over the financial statement closing process that could affect our ability to complete and report our consolidated financial statements in a timely manner. Specifically, there were two areas where policies and procedures relating to the closure of our books resulted in post-closing adjustments to our books and records. These areas were: (1) the performance of the tax computation, which primarily relate to two subsidiaries of Yuchai that were established in 2008, and (2) the reconciliation and elimination of intercompany sales and balances.
During 2010, we implemented the following procedures to improve our internal control over financial reporting:
(i)	Provided training at Yuchai relating to accounting for taxes and consolidation under IFRS;

(ii)	Implemented procedures for quarterly closing and consolidation activities at Yuchai; and

(iii)	Monitored the Yuchai closing processes on a quarterly basis to ensure adherence to the designed policies and procedures.
These procedures helped us to remediate the material weakness relating to tax computation. While these controls had operated as designed on a quarterly basis during 2010, operating deficiencies occurred during the 2010 year end indicating that our remediation was not complete and a material weakness relating to elimination of intercompany transactions and balances continued to exist.
Improper elimination of intercompany transactions and balances
Since 2009, we and Yuchai have designed and implemented procedures for quarterly closing and consolidation activities at Yuchai, and we have formalized such procedures. We had also put in place a comprehensive policy and controls to address the elimination of intercompany transactions and balances, and we recognize that we must now focus on the operating effectiveness of the controls. For future periods and to improve our internal control over financial reporting, we will continue to emphasize the need to follow our procedures as designed. We will implement additional monitoring and review procedures to ensure proper elimination of intercompany transactions and balances.

Improper recording of Purchase Price Allocation (“PPA”)
Immediately upon the identification of this material weakness during the 2010 year end audit, we implemented controls to timely review and monitor the adjustments arising from the PPA process at HLGE and ensure that the PPA adjustments are recorded correctly. These controls have been implemented in the first quarter of 2011.
D. Report of Independent Registered Public Accounting Firm on internal Controls
The report of our independent registered public accounting firm on the effectiveness of the Company’s internal controls over financial reporting is included on page F-2 of this Annual Report.
F. Changes in Internal Control over Financial Reporting
During 2010, we implemented controls and procedures at Yuchai for quarterly closing and consolidation activities and tax computation. During 2011, we implemented controls to monitor and timely review the PPA adjustments at HLGE. We will also implement additional monitoring and review procedures in 2011 to ensure the proper elimination of intercompany transactions and balances at Yuchai.
Except as described above, there was no other change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. We have engaged in, and are continuing to engage in, substantial efforts to improve our internal control over financial reporting and disclosures and procedures related to substantially all areas of our financial statements and disclosures.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.
As of the date of this report, the Company’s Audit Committee members are Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat, Matthew Richards and Tan Eng Kwee. See “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Pursuant to SEC rules, the Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.

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
The following table sets forth the total remuneration that was billed to the Company by their independent accountants, for each of our previous two fiscal years:

	Audit fees	Audit-related fees	Tax fees	Others	Total
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)

2009	7,333	—	—	717	8,050
2010	7,285	—	—	89	7,374
Audit fees
Services provided primarily consist of professional services relating to the annual audits of consolidated financial statements as well as statutory audits required by foreign jurisdictions and quarterly reviews.
Audit-related fees
The Company’s Audit Committee pre-approves each engagement of E&Y for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes Oxley Act of 2002, performed and to be performed for the Company.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
The Company’s Audit Committee comprises of three independent non-executive directors, namely Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat, Matthew Richards and one non-executive affiliated director — Mr. Tan Eng Kwee. Mr. Tan is an affiliate of our Company and was appointed to the Audit Committee on April 25, 2011 pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D) under the Securities Exchange Act of 1934. As such, Mr. Tan has only observer status on the Audit Committee and is not a voting member or the chairman of the Audit Committee. Mr. Tan is not an executive officer of the Company nor does he receive directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries except in his capacity as a member of the Company’s board of directors and audit committee. We do not believe that Mr. Tan’s appointment to the Audit Committee in reliance on the exemption set out above would materially adversely affect the ability of our Audit Committee to act independently or to satisfy the other requirements of the listing standards relating to audit committees contained in the Rule 10A-3 under the Securities Exchange Act of 1934.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
Not Applicable

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
In our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 30, 2010, we reported that we changed the independent registered public accounting firm from KPMG LLP, Singapore to Ernst & Young LLP, Singapore with effect from April 17, 2009. Please see “Item 16F. Change in Registrant’s Certifying Account” in our Annual Report on Form 20-F for the year ended December 31, 2009.

ITEM 16G.	CORPORATE GOVERNANCE
As our Common Stock is listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our audit committee consists of four directors: Tan Aik-Leang (Chairman), Neo Poh Kiat, Matthew Richards and Tan Eng Kwee. Each of Messrs. Tan, Neo and Richards satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. Tan Eng Kwee was appointed to our audit committee pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D) under the Securities Exchange Act of 1934. A brief description of significant differences between our corporate governance practices, which are in compliance with Bermuda law, and those followed by US companies can be found in “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Corporate Governance.”
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

Date: May 9, 2011

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

Exhibit
Number	Description of Exhibit
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
Consolidated Financial Statements
December 31, 2010

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of China Yuchai International Limited
We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to: (1) elimination of intercompany transactions and balances at Yuchai; and (2) the preparation of consolidation entries relating to purchase price allocation adjustments for its HLGE subsidiary.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Yuchai International Limited and its subsidiaries (the “Group”) as of December 31, 2010 and 2009 and January 1, 2009, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2010. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2010 financial statements and this report does not affect our report dated May 9, 2011, which expressed an unqualified opinion on those financial statements.
In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, China Yuchai International Limited has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
Ernst & Young LLP
Singapore
May 9, 2011

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of China Yuchai International Limited
We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited and its subsidiaries (the “Group”) as of December 31, 2010 and 2009 and January 1, 2009, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited and subsidiaries as of January 1, 2009, December 31, 2009 and December 31, 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The statements of financial position as of January 1, 2009 and December 31, 2009 have been restated for a reclassification of investments in joint ventures from property plant and equipment and the reclassification of interest-bearing loans and borrowings from non-current to current liabilities, as disclosed in Note 4.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 9, 2011, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Ernst & Young LLP
Singapore
May 9, 2011

China Yuchai International Limited
Consolidated Income Statements
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2008	31.12.2009	31.12.2010	31.12.2010
		Rmb’000	Rmb’000	Rmb’000	US$’000
Continuing operations
Sales of goods	8	10,358,124	13,139,578	16,138,580	2,461,500
Rendering of services	8	46,664	36,325	69,604	10,616

Revenue	8	10,404,788	13,175,903	16,208,184	2,472,116
Cost of sales (goods)		(8,328,058)	(10,612,260)	(12,112,215)	(1,847,388)
Cost of sales (services)		(27,594)	(17,825)	(87,038)	(13,275)

Gross profit		2,049,136	2,545,818	4,008,931	611,453
Other operating income	9.2a	28,465	93,668	129,075	19,687
Other operating expenses	9.2b	(9,005)	(16,113)	(41,447)	(6,322)
Research and development costs	9.1, 9.3	(184,794)	(297,259)	(324,123)	(49,436)
Selling, distribution and administrative costs	9.1	(1,268,060)	(1,471,857)	(1,822,764)	(278,013)

Operating profit		615,742	854,257	1,949,672	297,369
Finance costs	9.4	(150,409)	(77,493)	(130,446)	(19,896)
Share of profit of associates	6	2,717	2,954	(121)	(18)
Share of results of joint ventures	7	13,692	(16,000)	(53,902)	(8,221)
Gain on acquisition of Guangxi Yulin Hotel Company in settlement of past loan	31	—	202,950	—	—

Profit before tax from continuing operations		481,742	966,668	1,765,203	269,234
Income tax expense	10	(110,526)	(147,223)	(327,946)	(50,019)

Profit for the year from continuing operations		371,216	819,445	1,437,257	219,215

Discontinued operations
(Loss)/profit after tax for the year from discontinued operations	11	(33,985)	13,022	12,655	1,930

Profit for the year		337,231	832,467	1,449,912	221,145

Attributable to:
Owners of the Parent		240,036	628,331	1,117,297	170,413
Non-controlling interests		97,195	204,136	332,615	50,732

		337,231	832,467	1,449,912	221,145

Earnings per share	12
For profit from continuing operations:
- basic, profit for the year attributable to ordinary equity holders of the Parent		7.35	16.51	29.64	4.52
- diluted, profit for the year attributable to ordinary equity holders of the Parent		7.35	16.51	29.64	4.52

For profit for the year:
- basic, profit for the year attributable to ordinary equity holders of the Parent		6.44	16.86	29.98	4.57
- diluted, profit for the year attributable to ordinary equity holders of the Parent		6.44	16.86	29.98	4.57

Weighted average number of shares

- basic		37,267,673	37,267,673	37,267,673	37,267,673
- diluted		37,267,673	37,267,673	37,267,673	37,267,673
The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statements of Comprehensive Income
(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit for the year	337,231	832,467	1,449,912	221,145

Other comprehensive (loss)/income
Foreign currency translation	10,343	(11,201)	(22,084)	(3,369)
Share of other comprehensive (loss)/ income of associates	(90,265)	21,038	—	—
Others	4,740	(647)	—	—

Other comprehensive (loss)/income for the year, net of tax	(75,182)	9,190	(22,084)	(3,369)

Total comprehensive income for the year, net of tax	262,049	841,657	1,427,828	217,776

Attributable to:

Owners of the Parent	151,984	640,908	1,102,048	168,087
Non-controlling interests	110,065	200,749	325,780	49,689

	262,049	841,657	1,427,828	217,776

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statements of Financial Position
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	1.1.2009	31.12.2009	31.12.2010	31.12.2010
		Rmb’000	Rmb’000	Rmb’000	US$’000
		(Restated)	(Restated)
Assets
Non-current assets

Property, plant and equipment	13	2,548,736	2,975,169	3,276,302	499,711
Investment properties	14	34,146	33,852	35,811	5,462
Prepaid operating leases	15	159,156	355,931	407,468	62,148
Goodwill	16	212,636	212,636	212,636	32,432
Intangible assets	17	—	—	13,389	2,042
Investment in associates	6	328,600	39,644	38,610	5,889
Investment in joint ventures	7	336,016	368,025	514,313	78,444
Other receivables	18	61,475	72,183	65,533	9,995
Deferred tax asset	10	145,233	241,718	294,934	44,984
Other investments		6,765	6,761	6,364	971

		3,832,763	4,305,919	4,865,360	742,078

Current assets
Inventories	21	2,250,044	2,130,026	2,632,860	401,571
Trade and bills receivables	23	2,538,135	2,506,701	4,234,475	645,854
Prepayments		150,581	97,092	107,834	16,447
Other receivables	24	223,686	181,550	211,126	32,202
Income tax recoverable		46,296	6,680	3,964	604
Prepaid operating leases	15	6,151	7,273	11,004	1,678
Other current assets	22	96,293	91,202	118,650	18,097
Cash and cash equivalents	25	823,695	3,657,981	4,060,990	619,393

		6,134,881	8,678,505	11,380,903	1,735,846
Assets classified as held for sale	11	—	321,487	—	—

		6,134,881	8,999,992	11,380,903	1,735,846

Total assets		9,967,644	13,305,911	16,246,263	2,477,924

Equity and liabilities
Equity attributable to owners of the Parent
Issued capital	26	1,724,196	1,724,196	1,724,196	262,979
Preference shares	26	36	36	21	3
Statutory reserves	28	287,473	291,686	292,064	44,546
Capital reserves		2,942	2,942	2,932	447
Retained earnings		1,527,006	2,125,059	3,178,910	484,856
Other components of equity		(96,473)	(84,927)	(100,176)	(15,279)
Reserve of asset classified as held for sale		—	(9,661)	—	—

Equity attributable to owners of the Parent		3,445,180	4,049,331	5,097,947	777,552

Non-controlling interests		1,169,779	1,360,459	1,687,980	257,455

Total equity		4,614,959	5,409,790	6,785,927	1,035,007

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statements of Financial Position (cont’d)
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	1.1.2009	31.12.2009	31.12.2010	31.12.2010
		Restated	Restated
		Rmb’000	Rmb’000	Rmb’000	US$’000

Non-current liabilities
Interest-bearing loans and borrowings	19(b)	176,756	411,875	201,850	30,787
Other liabilities	19(a)	2,080	26,877	18,869	2,878
Deferred tax liability	10	16,158	31,840	77,274	11,786
Deferred grants	20	—	176,035	269,736	41,141

		194,994	646,627	567,729	86,592

Current liabilities
Trade and other payables	29	3,604,128	6,190,246	7,902,317	1,205,283
Interest-bearing loans and borrowings	19(b)	1,148,732	667,173	423,543	64,600
Provision for taxation		13,277	122,308	204,850	31,245
Other liabilities	19(a)	5	10,233	9,743	1,486
Provision for product warranty	30	188,599	259,534	352,154	53,711
Deferred gain	31	202,950	—	—	—

		5,157,691	7,249,494	8,892,607	1,356,325

Total liabilities		5,352,685	7,896,121	9,460,336	1,442,917

Total equity and liabilities		9,967,644	13,305,911	16,246,263	2,477,924

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statements of Changes in Equity
(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
						Foreign		Per-
	Issued	Preference	Statutory			currency	Revaluation	formance		Non-
	capital	shares	reserves	Capital	Retained	translation	reserve	shares		controlling	Total
	(Note 26)	(Note 26)	(Note 28)	reserves	earnings	reserve	(Note i)	reserve	Total	interests	equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2008	1,724,196	36	270,339	3,297	1,314,591	(65,915)	54,950	2,547	3,304,041	1,035,833	4,339,874

Profit for the year	—	—	—	—	240,036	—	—	—	240,036	97,195	337,231

Other comprehensive income	—	—	—	(355)	358	(9,302)	(78,767)	14	(88,052)	12,870	(75,182)

Total comprehensive income	—	—	—	(355)	240,394	(9,302)	(78,767)	14	151,984	110,065	262,049

Transfer to statutory reserves	—	—	17,134	—	(2,093)	—	—	—	15,041	—	15,041

Dividends paid to non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	(33,473)	(33,473)

Dividends declared (US$0.10 per share) (Note 27)	—	—	—	—	(25,886)	—	—	—	(25,886)	—	(25,886)

Non-controlling interests arising from incorporation of new subsidiaries	—	—	—	—	—	—	—	—	—	57,354	57,354

At December 31,2008	1,724,196	36	287,473	2,942	1,527,006	(75,217)	(23,817)	2,561	3,445,180	1,169,779	4,614,959

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statements of Changes in Equity
(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
										Premium
						Reserve of				paid for
						asset	Foreign		Per-	acquisition
	Issued	Preference	Statutory			classified as	currency	Revaluation	formance	of non-		Non-
	capital	shares	reserves	Capital	Retained	held for sale	translation	reserve	shares	controlling		controlling	Total
	(Note 26)	(Note 26)	(Note 28)	reserves	earnings	(Note 11)	reserve	(Note i)	reserve	interests	Total	interests	equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2009	1,724,196	36	287,473	2,942	1,527,006	—	(75,217)	(23,817)	2,561	—	3,445,180	1,169,779	4,614,959

Profit for the year	—	—	—	—	628,331	—	—	—	—	—	628,331	204,136	832,467

Other comprehensive income	—	—	—	—	—	—	(10,870)	23,447	—	—	12,577	(3,387)	9,190

Total comprehensive income for the year	—	—	—	—	628,331	—	(10,870)	23,447	—	—	640,908	200,749	841,657

Transfer to statutory reserves	—	—	4,821	—	(4,821)	—	—	—	—	—	—	—	—

Dividends paid to non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(27,988)	(27,988)

Dividends declared (US$0.10 per share) (Note 27)	—	—	—	—	(25,457)	—	—	—	—	—	(25,457)	—	(25,457)

Liquidation of subsidiaries	—	—	(608)	—	—	—	—	—	—	—	(608)	—	(608)

Non-controlling interests arising from increase in share capital of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	37,225	37,225

Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(19,306)	(19,306)

Premium paid on acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(10,692)	(10,692)	—	(10,692)

Reserve attributable to asset classified as held for sale	—	—	—	—	—	(9,661)	11,937	370	(2,646)	—	—	—	—

At December 31, 2009	1,724,196	36	291,686	2,942	2,125,059	(9,661)	(74,150)	—	(85)	(10,692)	4,049,331	1,360,459	5,409,790

Note (i):	The revaluation reserve arises from the changes in the net fair value of investment in Thakral Corporation Limited (an associate of the Group).
The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statements of Changes in Equity (cont’d)
(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
									Premium paid
						Reserve of			for
						asset	Foreign	Per-	acquisition
	Issued	Preference	Statutory			classified as	currency	formance	of non-		Non-
	capital	shares	reserves	Capital	Retained	held for sale	translation	shares	controlling		controlling	Total
	(Note 26)	(Note 26)	(Note 28)	reserves	earnings	(Note 11)	reserve	reserve	interests	Total	interests	equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2010	1,724,196	36	291,686	2,942	2,125,059	(9,661)	(74,150)	(85)	(10,692)	4,049,331	1,360,459	5,409,790

Profit for the year	—	—	—	—	1,117,297	—	—	—	—	1,117,297	332,615	1,449,912

Other comprehensive income	—	—	—	—	—	—	(15,249)	—	—	(15,249)	(6,835)	(22,084)

Total comprehensive income for the year	—	—	—	—	1,117,297	—	(15,249)	—	—	1,102,048	325,780	1,427,828

Transfer to statutory reserves	—	—	378	—	(378)	—	—	—	—	—	—	—

Dividends paid to non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	(44,631)	(44,631)

Dividends declared (US$0.25 per share) (Note 27)	—	—	—	—	(63,078)	—	—	—	—	(63,078)	—	(63,078)

Liquidation of subsidiaries	—	—	—	(10)	10	—	—	—	—	—	(2,943)	(2,943)

Non-controlling interests arising from increase in share capital of subsidiaries	—	—	—	—	—	—	—	—	—	—	48,000	48,000

Conversion of NCCPS	—	(15)	—	—	—	—	—	—	—	(15)	15	—

Conversion of RCPS B	—	—	—	—	—	—	—	—	—	—	1,300	1,300

Realization of reserves upon disposal of asset classified as held for sale	—	—	—	—	—	9,661	—	—	—	9,661	—	9,661

At December 31, 2010	1,724,196	21	292,064	2,932	3,178,910	—	(89,399)	(85)	(10,692)	5,097,947	1,687,980	6,785,927

US$	262,979	3	44,546	447	484,856	—	(13,635)	(13)	(1,631)	777,552	257,455	1,035,007

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statements of Cash Flows
(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Operating activities
Profit before tax from continuing operations	481,742	966,668	1,765,203	269,234
(Loss) / profit before tax from discontinued operations	(33,731)	14,321	12,655	1,930

Profit before tax, total	448,011	980,989	1,777,858	271,164
Non-cash adjustment to reconcile profit before tax to net cash flows
Gain on acquisition of Guangxi Yulin Hotel Company in settlement of past loan	—	(202,950)	—	—
Allowance for doubtful debts made/(written back) (net)	25,349	(41,162)	(21,725)	(3,314)
Allowance for stock obsolescence made/(written back) (net)	52,747	154,700	(111,763)	(17,046)
Depreciation of property, plant and equipment and investment properties	265,834	277,332	275,136	41,964
Amortization of prepaid operating leases	6,794	7,982	11,004	1,678
Dividend income from associates	—	(11,162)	—	—
Impairment of property, plant and equipment and prepaid operating leases	69,930	7,785	1,372	209
Write off of property, plant & equipment	912	5,723	2,447	373
Write (back) / off of trade and other payables	(869)	(23,649)	5,249	801
Write back of provision for impairment of receivables-Malkn	—	(4,895)	—	—
Write back of impairment of investment in joint ventures	—	—	(10,936)	(1,668)
Impairment of goodwill	5,675	—	—	—
Share of net (profit) / loss of associates and joint ventures	(16,409)	13,046	54,023	8,239
Loss on other investments	153	—	—	—
Negative goodwill	(12,368)	—	—	—
Exchange loss / (gain) on financing activities	3,172	6,543	(19,975)	(3,047)
Loss on disposal of property, plant and equipment	3,525	8,618	33,670	5,135
Gain on disposal of associates	—	(1,906)	(707)	(108)
Gain on disposal of a subsidiary	—	—	(2,833)	(432)
Tax refund on reinvestment of net foreign dividend	(2,440)	—	—	—
Loss on disposal of other investment	—	—	261	40
Finance costs	150,409	77,493	130,446	19,896
Interest income	(15,228)	(31,576)	(61,719)	(9,414)
Profit from discontinued operations	33,985	(13,022)	(12,655)	(1,930)
Fair value gain on held for trading investment securities	—	—	(17,123)	(2,612)

Changes in working capital
Increase in inventories	(653,827)	(49,006)	(409,118)	(62,401)
Decrease / (increase) in trade and other receivables	338,716	290,601	(1,762,932)	(268,887)
Increase in trade and other payables	3,064	2,565,933	1,739,923	265,380
Decrease in balances with related parties	89,591	24,953	90,243	13,764
(Decrease) / increase in balances with holding company	(3,577)	2,022	(8,406)	(1,282)
Decrease in development properties	4,816	5,393	33,747	5,147
Income taxes paid	(100,785)	(80,427)	(250,523)	(38,209)

Net cash flows from operating activities	697,180	3,969,358	1,464,964	223,440

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statements of Cash Flows (cont’d)
(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Investing activities
Acquisition/additional investment in subsidiaries, net of cash acquired	(11,624)	—	—	—
Acquisition/additional investment in associates & joint ventures	(1,069)	(69,400)	(191,906)	(29,270)
Dividends received from associates	—	16,931	—	—
Dividends received from joint ventures	10,476	19,122	1,733	264
Interest received	88,487	31,578	61,719	9,414
Purchase of other investments	—	(82)	—	—
Proceeds from disposal of other investments	—	—	169	26
Payment for prepaid operating leases	—	(205,879)	(66,300)	(10,113)
Additions of intangible asset	—	—	(13,389)	(2,042)
Proceeds from sale of property, plant and equipment	37,789	64,745	30,410	4,638
Purchase of property, plant and equipment and construction in progress (includes interest capitalized)	(376,440)	(780,836)	(629,626)	(96,032)
Proceeds from disposal of a subsidiary, net of cash	2,440	—	1,902	290
Proceeds from disposal of assets classified as held for sale	—	—	302,655	46,162
Proceeds from disposal of associates	—	1,906	4,000	610
Acquisition of a non-controlling interests	—	(29,998)	—	—
Proceeds from redemption of preference shares in an associate	—	551	—	—
Proceeds from government grants	31,514	150,917	112,592	17,173

Net cash flows used in investing activities	(218,427)	(800,445)	(386,041)	(58,880)

Financing activities
Dividends paid to non-controlling interests	(33,473)	(27,988)	(44,631)	(6,807)
Dividends paid to equity holders of the parent	(25,886)	(25,457)	(63,078)	(9,621)
Interest paid	(194,579)	(93,433)	(146,014)	(22,270)
Payment of finance lease liabilities	—	(5,014)	(7,240)	(1,104)
Proceeds from borrowings	1,093,528	998,402	472,620	72,085
Repayment of borrowings	(1,287,397)	(1,256,441)	(926,275)	(141,278)
Capital contributions from non-controlling interests	49,231	37,225	48,000	7,321
Fixed deposits pledged with banks for banking facilities	5	(19)	(10)	(2)
Proceeds from sale and leaseback arrangement	—	40,000	—	—

Net cash flows used in financing activities	(398,571)	(332,725)	(666,628)	(101,676)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statements of Cash Flows (cont’d)
(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Net increase in cash and cash equivalents	80,182	2,836,188	412,295	62,884
Cash and cash equivalents at 1 January	759,837	823,695	3,657,981	557,925
Effect of exchange rate changes on balances in foreign currencies	(16,324)	(1,902)	(9,286)	(1,416)

Cash and cash equivalents at 31 December	823,695	3,657,981	4,060,990	619,393

Significant non-cash investing and financing transactions
For the years ended December 31, 2008, December 31, 2009 and December 31, 2010, certain customers settled their debts with trade bills amounting to Rmb 6,803, Rmb 10,552 and Rmb 9,232 respectively. These outstanding trade bills were classified as bills receivables in the financial statements.
The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
1.	Corporate information
The consolidated financial statements of China Yuchai International Limited and its subsidiaries (the “Group”) for the year ended December 31, 2010 were authorized for issue in accordance with a resolution of the directors on May 9, 2011. China Yuchai International Limited is a limited company incorporated under the laws of Bermuda whose shares are publicly traded. The registered office located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581.
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
In December 1994, the Company issued a special share (the “Special Share”) at par value of US$0.10 to Diesel Machinery (BVI) Limited (“DML”), a company controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited (“HLC”). The Special Share entitles its holder to designate the majority of the Company’s Board of Directors (six of eleven). The Special Share is not transferable except to Hong Leong Asia Ltd. (“HLA”), the holding company of HLC, or any of its affiliates. During 2002, DML transferred the Special Share to HL Technology Systems Pte Ltd. (“HLT”), a subsidiary of HLC.
Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) (previously known Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited) and Yuchai Express Guarantee Co., Ltd. (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion. YEGCL has no more guarantee commitments remaining at the end of 2010. As at December 31, 2010, Yuchai held an equity interest of 71.83%, 97.14% and 100.0% respectively in these companies. As at December 31, 2009 and 2010, YMMC had direct controlling interests in thirty one subsidiaries, which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC. In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, Fujian province in China.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
1.	Corporate information (cont’d)
On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd. or Geely and Zhejiang Yinlun Machinery Company Limited or Yinlun to consider establishing a proposed company to develop diesel engines for passenger cars in China. Yuchai was to be the largest shareholder followed by Geely as the second largest shareholder. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint entities in Tiantai, Zhejiang province and Jining, Shandong province. The entities will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. Yuchai will be the controlling shareholder with 52% with Geely and Yinlun holding 30% and 18% shareholding respectively in both entities. These two entities have been duly incorporated.
In December 2007, Yuchai purchased a subsidiary, Guangxi Yulin Hotel Company Ltd. (“Yulin Hotel Company”).
On December 11, 2009, Yuchai, pursuant to a Joint-Venture Agreement entered into with Caterpillar (China) Investment Co., Ltd. (“Caterpillar”), incorporated Yuchai Remanufacturing Services Co., Ltd. (“Yuchai Remanufacturing”) in Suzhou, Jiangsu province to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar’s diesel engines and components. The registered capital of the Yuchai Remanufacturing is US$200,000,000. Yuchai holds 51% and Caterpillar holds the remaining 49% in the joint venture.
On December 17, 2009, Yuchai, pursuant to a Framework Agreement entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd. (“CIMC”) and Chery Automobile Co., Ltd. (“Chery”) (collectively referred to as “CIMC-Chery”), and Shenzhen City Jiusi Investment Management Co., Ltd. (“Jiusi”) incorporated Y & C Engine Co., Ltd. (“Y & C”) in Wuhu, Anhui province to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L including the engines of YC6K series. The registered capital of the Y & C is Rmb 500,000,000. Yuchai and Jirui United each hold 45% in the joint venture with Jiusi holding the remaining 10%.
In March 2005, the Company through Venture Delta Limited (“VDL”) and Grace Star Services held 14.99% of the ordinary shares of Thakral Corporation Ltd. (“TCL”). TCL is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Three directors out of eleven directors on the board of TCL were appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of TCL, management concluded that the Company had the ability to exercise significant influence over the operating and financial policies of TCL. Consequently, the Company’s consolidated financial statements include the Company’s share of the results of TCL, accounted for under the equity method. The Company acquired an additional 1% of the ordinary shares of TCL in September 2005. As a result of the rights issue of 87,260,288 rights shares on February 16, 2006, the Company’s equity interest in TCL increased to 19.4%. On August 15, 2006, the Company exercised its right to convert all of its 52,933,440 convertible bonds into 529,334,400 new ordinary shares in the capital of TCL. Upon the issue of the new shares, the Company’s interest in TCL has increased to 36.6% of the total issued and outstanding ordinary shares. During the year ended December 31, 2007, the Company did not acquire new shares in TCL. However, as a result of conversion of convertible bonds into new ordinary shares by TCL’s third party bondholders, the Company’s interest in TCL was diluted to 34.4%. On September 2, 2008, VDL transferred 1,000,000 ordinary shares, representing 0.04% interest in TCL to Grace Star Services Ltd (“GSS”).

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
On July 7, 2010, TCL made payment of cash distribution to shareholders pursuant to the Capital Reduction Exercise. Subsequent to the cash distribution, the Company began to sell its shares in TCL in the market. As of December 31, 2010, 580,253,000 shares in TCL have been disposed of and the Company’s shareholding interest in TCL has reduced from 34.4% to 12.2%. In line with the decrease of the Company’s shareholding interest in TCL, the Company’s representation in the board of directors of TCL also reduced to one out of eight directors on the board of TCL. As of December 31, 2010, the Company does not exercise significant influence over the operating and financial policies of TCL. The Company’s investment in TCL is classified as held for trading as they are held for the purpose of selling in the near term. The Company’s investment in TCL is measured at fair value with changes in fair value recognised in other income in the income statement. Please refer to note 11.
On February 7, 2006, the Company acquired 29.1% of the ordinary shares of HL Global Enterprises Limited (“HLGE”). HLGE is a public company listed on the main board of the Singapore Exchange. HLGE is primarily engaged in investment holding, and through its group companies, invests in rental property, hospitality and property developments in Asia. On November 15, 2006, the Company exercised its right to convert all of its 196,201,374 non-redeemable convertible cumulative preference shares (“NCCPS”) into 196,201,374 new ordinary shares in the capital of HLGE. Upon the issue of the new shares, the Company’s equity interest in HLGE has increased to 45.4% of the enlarged total number of ordinary shares in issue. During the year ended December 31, 2007, the Company did not acquire new shares in HLGE. However, new ordinary shares were issued by HLGE arising from the third party’s conversion of non-redeemable convertible cumulative preference shares, and the Company’s interest in HLGE was diluted to 45.4%. On March 26, 2010, the Company converted 17,300,000 of RCPS B shares into HLGE ordinary shares. On September 24, 2010, the Company further converted 16,591,000 of RCPS B shares into HLGE ordinary shares. Meanwhile, 154,758 of new ordinary shares were issued by HLGE arising from third parties’ conversion of NCCPS. As of 31 December 2010, the Company’s interest in HLGE increased from 45.4% to 47.4%.
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
As at December 31, 2009, four directors out of eight directors on the board of HLGE were appointed by the Company. As at December 31, 2010, three directors out of seven directors on the board of HLGE were appointed by the Company.

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
The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in Renminbi (Rmb) and all values in the tables are rounded to the nearest thousand (Rmb’000) except when otherwise indicated.
2.2	Summary of significant accounting policies

Basis of consolidation

Basis of consolidation from January 1, 2010
The consolidated financial statements comprise the financial statements of China Yuchai International Limited and its subsidiaries as at December 31, 2010.
Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.
All intra-group balances, transactions and unrealised gains and losses resulting from intra-group transactions are eliminated in full.
Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance. Transactions with non-controlling interest are accounted for using the entity concept method whereby, transactions with non-controlling interests are accounted for as transactions with owners.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:
•	Derecognises the assets (including goodwill) and liabilities of the subsidiary

•	Derecognises the carrying amount of any non-controlling interest

•	Derecognises the cumulative translation differences, recorded in equity

•	Recognises the fair value of the consideration received

•	Recognises the fair value of any investment retained

•	Recognises any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)

Basis of consolidation (cont’d)

Basis of consolidation prior to January 1, 2010
Certain of the above-mentioned requirements were applied on a prospective basis. The following differences, however, are carried forward in certain instances from the previous basis of consolidation:
•
Acquisitions of non-controlling interests, prior to 1 January 2010, were accounted for using the parent entity extension method, whereby, the difference between the consideration and the book value of the share of the net assets acquired were recognised in goodwill.

•
Losses incurred by the Group were attributed to the non-controlling interest (“NCI”) until the balance was reduced to nil. Any further excess losses were attributed to the parent, unless the non-controlling interest had a binding obligation to cover these. Losses prior to 1 January 2010 were not reallocated between NCI and the parent shareholders.

•
Upon loss of control, the Group accounted for the investment retained at its proportionate share of net asset value at the date control was lost. The carrying value of such investments at 1 January 2010 has not been restated.

(a)	Business combinations and goodwill
Business combinations from 1 January 2010
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Selling, distribution and administrative costs”.
When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.
If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.
Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)

Basis of consolidation (cont’d)
(a)	Business combinations and goodwill (cont’d)

Business combinations from 1 January 2010 (cont’d)
Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
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
Business combinations prior to January 1, 2010
In comparison to the above-mentioned requirements, the following differences applied:
Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.
Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognised goodwill.
When the Group acquired a business, embedded derivatives separated from the host contract by the acquire were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.
Contingent consideration was recognised if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognised as part of goodwill.

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
The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.
When the Group’s share of losses exceeds the carrying amount of the associate, the carrying amount is eliminated and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.
The share of profit of associates is shown on the face of the income statement. This is the profit attributable to equity holders of the associate and therefore is profit after tax and non-controlling interests in the subsidiaries of the associates.
The financial statements of the associate are prepared for the same reporting period as the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.
After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss on the Group’s investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount in the ‘share of profit of an associate’ in the income statement.
Upon loss of significant influence over the associate, the Group measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognised in profit or loss.

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
The share of profit of joint venture is shown on the face of the income statement. This is the profit attributable to equity holders of the joint venture and therefore is profit after tax and non-controlling interests in the subsidiaries of the joint venture.
The financial statements of the joint venture are prepared for the same reporting period as the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.
After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss on the Group’s investment in its joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognises the amount in the ‘share of results of joint ventures’ in the income statement.
Upon loss of joint control and provided the former joint controlled entity does not become a subsidiary or associate, the Group measures and recognises its remaining investment at its fair value. Any differences between the carrying amount of the former joint controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal are recognised in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

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

The Company’s functional currency is US dollar. The Group’s consolidated financial statements are presented in Renminbi (Rmb), which is also the functional currency of Yuchai, the largest operating segment of the Group.

Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date.

All differences are taken to the income statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(e)	Foreign currency translation (cont’d)

Group companies

The assets and liabilities of the Company and its subsidiaries whose functional currency is not Rmb are translated into Rmb at the rate of exchange prevailing at the reporting date and their income statements are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognised in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in the income statement.

For the US dollar convenience translation amounts included in the accompanying consolidated financial statements, the Rmb equivalent amounts have been translated into US dollars at the rate of Rmb 6.5564 = US$1.00, the rate quoted by the People’s Bank of China (“PBOC”) at the close of business on March 31, 2011. No representation is made that the Rmb amounts could have been, or could be, converted into US dollars at that rate or at any other rate prevailing on March 31, 2011 or any other date.

(f)	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding discounts, rebates, taxes or duty. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Group has concluded that it is acting as principal in all of its revenue arrangements. The following specific recognition criteria must also be met before revenue is recognised:

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

Guarantee fee income

Guarantee fees received or receivable for a guarantee issued are recorded in “Accrued expenses and other liabilities” based upon the estimated fair value at the inception of such guarantee obligations, and are recognised as revenue on a straight line basis over the respective terms of the guarantees.

Interest income

For all financial instruments measured at amortised cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statement.

Rental income

Rental income receivable under operating leases is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income to be received. Contingent rentals are recognised as income in the accounting period in which they are earned.

Dividends

Dividend income from unquoted investments is recognised when the Group’s right to receive payment is established.

Dividend income from quoted investments is recognised when dividends are received.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(g)	Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognised directly in consolidated statement of comprehensive income is recognised in consolidated statement of comprehensive income and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:
•
Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:
•
Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(g)	Taxes (cont’d)

Deferred tax (cont’d)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

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
(h)	Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognised as deferred income and released to income in equal amounts over the expected useful life of the related asset.

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

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognised in finance income or finance cost in the income statement.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(j)	Financial instruments — initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

Financial assets at fair value through profit or loss (cont’d)

The Group has designated its remaining 12.2% shareholding interest in Thakral Corporation Ltd. (“TCL”) as financial assets at fair value through profit or loss.

The Group evaluated its financial assets held for trading, other than derivatives, to determine whether the intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intention to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in rare circumstances. The reclassification to loans and receivables, available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation.

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

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortised cost using the effective interest method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement in finance costs.

The Group did not have any held-to-maturity investments during the years ended December 31, 2010 and 2009.

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

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealised gains or losses recognised as other comprehensive income in the available-for-sale reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in other operating income, or determined to be impaired, at which time the cumulative loss is reclassified to the income statement in finance costs and removed from the available-for-sale reserve.

The Group evaluated its available-for-sale financial assets whether the ability and intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, the Group may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial assets meet the definition of loans and receivables and the Group has the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to—maturity category is permitted only when the entity has the ability and intention to hold until the financial asset accordingly.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortised cost and the expected cash flows is also amortised over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the income statement.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:
•	The rights to receive cash flows from the asset have expired
•
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

Derecognition (cont’d)

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

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(j)	Financial instruments — initial recognition and subsequent measurement (cont’d)

Impairment of financial assets (cont’d)

Financial assets carried at amortised cost (cont’d)

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

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

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement — is removed from other comprehensive income and recognised in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognised directly in other comprehensive income.

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

Impairment of financial assets (cont’d)

Available-for-sale financial investments (cont’d)

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

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

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

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
Subsequent measurement (cont’d)

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the effective interest rate method (EIR) amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortisation is included in finance costs in the income statement.

Intra-group financial guarantees

Financial guarantees are financial instruments issued by the Group to its subsidiaries that requires the issuer to make specified payments to reimburse the holder for the loss it incurs because a specified debtor fails to meet payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantees issued to by the group to its subsidiaries are eliminated in full on consolidation.

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

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 37.

(k)	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciation, respectively. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the income statement as incurred. The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Freehold land has an unlimited useful life and therefore is not depreciated. Asset under construction included in plant and equipment are not depreciated as these assets are not yet available for use. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Freehold buildings	:	50 years
Leasehold land, buildings and improvements	:	Shorter of 15 to 50 years or lease term
Plant and machinery	:	3 to 20 years
Office furniture, fittings and equipment	:	3 to 20 years
Motor and transport vehicles	:	3.5 to 6 years
The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(k)	Property, plant and equipment (cont’d)

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

The Group capitalizes interest with respect to major assets under installation or construction based on the weighted average cost of the Group’s general borrowings and actual interest incurred for specific borrowings. Repairs and maintenance of a routine nature are expensed while those that extend the life of assets are capitalized.

Construction in progress represents factories under construction and machinery and equipment pending installation. All direct costs relating to the acquisition or construction of buildings and machinery and equipment, including interest charges on borrowings, are capitalised as construction in progress.

(l)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Prepaid operating lease

Prepaid operating lease represents payments made to the PRC land bureau for land use rights, which are charged to expense on a straight-line basis over the respective periods of the rights which are in the range of 15 to 50 years.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the income statement.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognised as an operating expense in the income statement on a straight-line basis over the lease term.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(l)	Leases (cont’d)

Sale and leaseback

In accordance with IAS 17, Leases, the gain or loss on sale and operating leaseback transactions is recognised in the consolidated income statement immediately if (i) the Group does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments and (ii) these transactions occur at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortized over the term of the lease.

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

(m)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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

The Group capitalises borrowing costs for all eligible assets where construction was commenced on or after 1 January 2008.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(n)	Research and development expenses
Research costs are expensed as incurred. The Group received research and development subsidies of Rmb 43,610 and Rmb 46,080 (US$7,028) for the years ended December 31, 2009 and 2010 respectively.
The subsidies received are recognised as deferred income and net off against research and development expenses when earned.

Development expenditures, on an individual project, are recognised as an intangible asset when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete, and the ability to measure reliably the expenditures during development.

Capitalised development expenditures are stated at cost less accumulated amortisation and impairment losses. As of December 31, 2010, capitalised development expenditures are not amortized because the intangible asset has not been completed and available for use or sale.

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

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

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

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(p)	Impairment of non-financial assets (cont’d)
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

(q)	Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.
For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short- term deposits as defined above, net of outstanding bank overdrafts.

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

Product warranty

The Group recognises a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. Warranties extend for a duration (generally 12 months to 24 months) or mileage (generally 80,000 kilometers to 250,000 kilometers), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated statement of financial position. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

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

The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders’ equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not remeasured in subsequent years.

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

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at historic cost less provisions for depreciation and impairment. Disclosures about the cost basis and depreciation rates are disclosed in Note 2.2 (k).

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal.

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

(v)	Related parties
A party is considered to be related to the Group if:
(a)	The party, directly or indirectly through one or more intermediaries,
(i)	controls, is controlled by, or is under common control with, the Group;
(ii)	has an interest in the Group that gives it significant influence over the Group; or
(iii)	has joint control over the Group;
(b)	The party is an associate;
(c)	The party is a jointly-controlled entity;

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2.	Basis of preparation and accounting policies (cont’d)

2.2	Summary of significant accounting policies (cont’d)
(v)	Related parties (cont’d)
(d)	The party is a member of the key management personnel of the Group or its parent;
(e)	The party is a close member of the family of any individual referred to in (a) or (d); or
(f)
The party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g)	The party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.
2.3	Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2010:
•
IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended) effective July 1, 2009, including consequential amendments to IFRS 2, IFRS 5 IFRS 7, IAS 7, IAS 21, IAS 28, IAS 31 and IAS 39

•	Improvements to IFRSs (May 2008)

•	Improvements to IFRSs (April 2009)

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2	Basis of preparation and accounting policies (cont’d)

2.3	Changes in accounting policy and disclosures (cont’d)

The adoption of the standards or interpretations is described below:

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended)
IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after becoming effective. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results.
IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes by IFRS 3 (Revised) and IAS 27 (Amended) affect acquisitions or loss of control of subsidiaries and transactions with non-controlling interests after January 1, 2010.
The change in accounting policy was applied prospectively and had no material impact on earnings per share.
Improvements to IFRSs
In May 2008, and April 2009, the IASB issued omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on the financial position or performance of the group.
Issued in May 2008
•
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that when a subsidiary is classified as held for sale, all its assets and liabilities are classified as held for sale, even when the entity remains a non-controlling interest after the sale transaction. The amendment is applied prospectively and has no impact on the financial position nor financial performance of the Group.

Issued in April 2009
•
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRSs only apply if specifically required for such non-current assets or discontinued operations. The amendment is applied prospectively and has no impact on the financial position nor financial performance of the Group.

•
IFRS 8 Operating Segments: clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Group’s chief operating decision maker does review segment assets and liabilities, the Group has continued to disclose this information in Note 34.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2	Basis of preparation and accounting policies (cont’d)

2.3	Changes in accounting policy and disclosures (cont’d)

Issued in April 2009 (cont’d)
•	IAS 7 Statement of Cash Flows: States that only expenditure that results in recognising an asset can be classified as a cash flow from investing activities.

•
IAS 36 Impairment of Assets: The amendment clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes. The amendment has no impact on the Group as the annual impairment test is performed before aggregation.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:
Issued in April 2009
•	IFRS 2 Share-based Payment

•	IAS 1 Presentation of Financial Statements

•	IAS 17 Leases

•	IAS 38 Intangible Assets

•	IAS 39 Financial Instruments: Recognition and MeasurementIFRIC 9 Reassessment of Embedded Derivatives

•	IFRIC 16 Hedge of a Net Investment in a Foreign Operation
Issued in financial year 2010
•	IFRS 1 First-time adoption of IFRS

•	IFRS 2 Share-based Payment

•	IAS 32 Financial Instruments: Presentation

•	IAS 39 Financial instruments: Recognition and Measurement

•	IFRIC 16 Hedges of a net investment in a Foreign Operation

•	IFRIC 17 Distribution of Non-cash assets to Owners

•	IFRIC 18 Transfers of Assets from Customers

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2	Basis of preparation and accounting policies (cont’d)

2.4	Standards issued but not yet effective
Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing is of standards and interpretations issued, which the Group reasonably expects to be applicable at a future date. The Group intends to adopt those standards when they become effective.
IAS 24 Related Party Disclosures (Amendment)
The amended standard is effective for annual periods beginning on or after 1 January 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The Group does not expect any impact on its financial position or performance. Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard.
IAS 32 Financial Instruments: Presentation — Classification of Rights Issues (Amendment)
The amendment to IAS 32 is effective for annual periods beginning on or after 1 February 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. This amendment will have no impact on the Group after initial application.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
2	Basis of preparation and accounting policies (cont’d)

2.4	Standards issued but not yet effective (cont’d)

IFRS 9 Financial Instruments: Classification and Measurement
IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets. The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.
IFRIC 14 Prepayments of a minimum funding requirement (Amendment)
The amendment to IFRIC 14 is effective for annual periods beginning on or after 1 January 2011 with retrospective application. The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment is deemed to have no impact on the financial statements of the Group.
IFRIC 15 Agreements for the Construction of Real Estate
IFRIC 15 is effective for annual periods beginning on or after 1 January 2011 with retrospective application. IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 Construction Contracts or IAS 18 Revenue and when revenue from the construction should be recognised. Management is still in process of evaluating the impact of this interpretation on the financial statements of the Group.
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments
IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognised immediately in profit or loss. The adoption of this interpretation will have no effect on the financial statements of the Group.
Improvements to IFRSs (issued in May 2010)
The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either 1 July 2010 or 1 January 2011. The amendments listed below, are considered to have a reasonable possible impact on the Group:
•	IFRS 3 Business Combinations

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 1 Presentation of Financial Statements

•	IAS 27 Consolidated and Separate Financial Statements

•	IFRIC 13 Customer Loyalty Programmes
The Group, however, expects no impact from the adoption of the amendments on its financial position or performance.

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
Operating lease commitments- Group as lessor
The Group has entered into commercial property leases on its investment property portfolio. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.
3.2	Estimates and assumptions
The key assumptions concerning the future and other key sources of estimation uncertainty at the end of each reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Impairment of non-financial assets
The Group’s impairment test for goodwill is based on value in use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next eight years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset base of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are further explained in Note 16.
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
Assets to be disposed of would be separately presented in the consolidated statement of financial positions and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The carrying amounts of property, plant and equipment as of January 1, 2009, December 31, 2009 and December 31 2010 are Rmb 2,548,736, Rmb 2,975,169 and Rmb 3,276,302 (US$499,711) respectively.

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
An impairment loss of Rmb 1,372 (US$209) (2009: Rmb 7,785; 2008: Rmb 69,930) was charged to the consolidated income statement under cost of sales, selling, general and administrative expenses. The 2010 impairment charges were as follows:
•	Property, plants and equipments Rmb 1,372 (US$209) (2009: Rmb 7,785; 2008: Rmb 43,664)

•	Prepaid operating leases Rmb nil (US$nil) (2009: Rmb nil; 2008: Rmb 26,266)
The economic slowdown in late 2008 resulted in lower hotel utilisation and reduced building tenancy. As a result, the Group concluded that future cash flows from the hotel and office building were not as originally anticipated, leading to the impairment charge for the hotel and office building in the fiscal year 2008. The impairment for 2009 and 2010 was due to assets that were not in use.
Deferred tax assets
Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2009 and 2010 are Rmb 241,718 and Rmb 294,934 (US$44,984) respectively.
The Group has unrecognised tax loss carried forward amounting to Rmb 439,996 and Rmb 413,995 (US$63,144) as of December 31, 2009 and 2010 respectively. These losses relate to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Group. The subsidiary has no temporary taxable differences nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. If the Group was able to recognise all unrecognised deferred tax assets, profit would increase by Rmb 70,685 (US$10,781) for year ended December 31, 2010.
Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
Provision for product warranty
The Group recognises a provision for product warranty in accordance with the accounting policy stated on Note 2.2(r). The Group has made assumptions in relation to historical warranty cost per unit of engines sold. The carrying amounts of the provision of product warranty as at December 31, 2009 and 2010 were Rmb 259,534 and Rmb 352,154 (US$53,711) respectively.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Withholding tax
The China’s Unified Enterprise Income Tax Law (“CIT law”) also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognise a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. The carrying amounts of withholding tax provision as of December 31, 2009 and 2010 are Rmb 30,946 and Rmb 76,792 (US$11,713) respectively.
The Company estimated the withholding tax by taking into consideration the dividend payment history of Yuchai and the operating cash flow needs of the Company.
Derecognition of bills receivable
The Group sells bills receivables to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. This involves management assumptions relating to the transfer of risks and rewards of the bills receivables when discounted. At the time of sale of the bills receivable to the banks, the risks and rewards relating to the bills receivables are substantially transferred to the banks. Accordingly, bills receivable are derecognised, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. Please refer to Note 23.
Inventory provision
Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realisable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of inventory provision as at December 31, 2009 and 2010 were Rmb 286,947 and Rmb 171,432 (US$26,148) respectively.
Accounts receivable provisions
The Group makes allowances for bad and doubtful debts based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of bad and doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of allowance for doubtful accounts as of December 31, 2009 and 2010 were Rmb 76,646 and Rmb 61,161 (US$9,328) respectively.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Development costs
Development costs are capitalised in accordance with the accounting policy in Note 2.2(n). Initial capitalisation of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalised, management makes reference to the expected future cash generation from the project. At 31 December 2010, the carrying amount of capitalised development costs was Rmb 13,389 (US$2,042) (2009: Rmb nil).
4.	Restatement
(i) Investment in joint ventures
In February 2006, the Company acquired debt and equity securities in HL Global Entrprises (“HLGE”) and in doing so, consolidated HLGE as a subsidiary on the first time adoption of IFRS with effect from 1 January 2009, based on the potential voting rights the Company has in HLGE. Please refer to Note 19(a).
As a result of the acquisition of HLGE as a subsidiary, the purchase method of accounting was applied and fair value adjustments relating to Property, Plant and Equipment (“PPE”) of a joint venture of HLGE was included into the Group’s consolidated PPE.
As the Company adopts the equity method of accounting for its joint ventures, the fair value adjustments arising from the purchase price allocation for the PPE in joint ventures should have been recorded within the investment in joint venture balance sheet item, instead of the PPE. Accordingly, the Group has reclassified the fair value adjustments from the PPE to investments in joint ventures for the related balances as at 1 January 2009 and 31 December 2009.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
4.	Restatement (cont’d)
(ii) Reclassification of interest bearing loans and borrowings
During the financial year ended 31 December 2009, the Group reclassified the Singapore dollars denominated bank loans with DBS Bank from non-current liabilities to current liabilities. Refer to note 19(b).
In addition to the basic loan terms and specific clauses defining default events, the Singapore dollars denominated DBS bank loans also include an overriding repayment on demand clause which gives the lender the right to demand repayment at any time at their sole discretion irrespective of whether a default event has occurred. The bank loans were not scheduled for repayment within twelve months after 31 December 2009. As such, the bank loans were classified as non-current liabilities as at 31 December 2009 based on the scheduled repayment dates in the loan facility agreements.
In October 2010, the International Accounting Standards Board International Financial Reporting Standards Interpretations Committee (“IFRIC”) clarified that callable term loans should be classified as current in their entirety in the statement of financial position as the entity does not have the unconditional right as at the reporting date to defer settlement for at least twelve months after the reporting date. Accordingly, the Group reclassified the above bank loans to current liabilities. The reclassification has no effect on the net assets or the results of the Group for each year, and does not result in a breach of specific clauses defining default events.
The Group had reclassified the loan as current liabilities as of 31 December 2008 as it has breached a provision of a long-term loan arrangement as of that date. Accordingly the reclassification of the 1 January 2009 statement of financial position is not needed.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
4.	Restatement (cont’d)
The effects of the previously reported consolidated financial statements are as follows:

	1.1.2009			31.12.2009
	As			As
	previously		As	previously		As
	reported	Adjustment	restated	reported	Adjustment	restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Assets
Non-current assets

Property, plant and equipment	2,719,773	(171,037)	2,548,736	3,146,206	(171,037)	2,975,169
Investment in joint ventures	164,979	171,037	336,016	196,988	171,037	368,025

Non-current liabilities
Interest-bearing loans and borrowings	176,756	—	176,756	625,256	(213,381)	411,875

Current liabilities
Interest-bearing loans and borrowings	1,148,732	—	1,148,732	453,792	213,381	667,173

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
5.	Investments in subsidiaries
Details of significant subsidiaries of the Group are as follows:

		Group’s effective equity
	Place of	interest
Name of significant subsidiary	incorporation/business	31.12.2009	31.12.2010
		%	%

Guangxi Yuchai Machinery Company Limited	Republic of China	76.4	76.4

Guangxi Yulin Yuchai Accessories Manufacturing Company Limited	Republic of China	74.2	74.2

Guangxi Yuchai Machinery Monopoly Development Company Limited	Republic of China	54.9	54.9

Xiamen Yuchai Diesel Engines Company Limited	Republic of China	76.4	76.4

Guangxi Yulin Hotel Company Limited	Republic of China	76.4	76.4

Jining Yuchai Engine Company Limited (1)	Republic of China	39.7	39.7

Zhejiang Yuchai Sanli Engine Company Limited (1)	Republic of China	39.7	39.7

HL Global Enterprises Limited (2)	Singapore	45.4	47.4

(1)
The Group considers these companies as subsidiaries as it is able to govern the financial and operating policies of these companies through Yuchai’s equity interest and its ability to control the companies’ equity interest.

(2)
During the year, the Company converted 33,891,000 of RCPS B shares into HLGE’s ordinary shares. As a result, the Company’s interest in HLGE increased to 47.4%. Having regard to the potential voting rights attributable to the RCPS in HLGE, the Group considers HLGE a subsidiary as it is able to govern the financial and operating policies of HLGE.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
6.	Investment in associates
Movement in the Group’s share of the associates’ post acquisition retained earnings is as follows:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Initial cost	439,335	22,797	3,477
Less: Reclassification to asset classified as held for sale	(410,994)	—	—

	28,341	22,797	3,477

Share of post acquisition earnings
At 1 January	(40,099)	18,201	2,776
Less: Reclassification to asset classified as held for sale	61,274	—	—

	21,175	18,201	2,776

Share of results (net of tax)	15,976	(121)	(18)
Less: Reclassification to discontinued operations	(13,022)	—	—

Share of results after tax excluding discontinued operations	2,954	(121)	(18)

Disposal of associate	—	707	108
Dividend received	(6,038)	—	—
Translation adjustment	110	—	—

At 1 January/31 December	18,201	18,787	2,866

Share of reserves	(48,153)	(2,974)	(454)

Less: Reclassification to reserves of asset classified as held for sale	41,255	—	—

	(6,898)	(2,974)	(454)

Investment in associate	39,644	38,610	5,889

Reclassification to assets held for sale (Note 11)	(321,487)	—	—

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
6.	Investment in associates (cont’d)
Details of the associates are as follows:

		Place of
		incorporation/	Group’s effective equity
Name of company	Principal activities	Business	interest
			31.12.2009	31.12.2010
			%	%

Held by subsidiaries:

Scientex Park (M) Sdn Bhd (1)	Property investment and development	Malaysia	12.7	13.3

Sinjori Sdn Bhd (1)	Property investment and development	Malaysia	12.7	13.3

Guangxi Yuchai Automobile Spare parts Manufacturing Co., Ltd. (2)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, Metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	Republic of China	14.8	—

Yuchai Quan Xing Co., Ltd. (3)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, Metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	Republic of China	14.8	14.8

Yuchai Property Management Co., Ltd. (4)	Property management	Republic of China	22.3	22.3

(1)	The Company has significant influence in these entities through HLGE who held direct equity interests of 28% interest in these entities.

(2)	The Company had significant influence in this entity through YAMC who held direct equity interests of 20% interest in this entity in 2009. The entity was disposed of by YAMC in 2010.

(3)	The Company has significant influence in this entity through YAMC who held direct equity interests of 20% interest in this entity.

(4)	The Company has significant influence in this entity through YAMC who held direct equity interests of 30% interest in this entity.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
6.	Investment in associates (cont’d)

The summarized financial information on the Group’s associates, which is not adjusted for the percentage of ownership held by the Group, is as follows:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Assets and liabilities

Total assets	282,365	174,982	26,688
Total liabilities	107,379	34,739	5,298

Net assets	174,986	140,243	21,390

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000
Results
Revenue	2,274,869	163,716	105,855	16,145
(Loss)/profit after taxation	(91,192)	2,236	(719)	(110)

7.	Investment in joint ventures
Movement in the Group’s share of the joint ventures’ post acquisition retained earnings is as follows:

	1.1.2009	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated)	(Restated)

Unquoted equity shares, at cost
As previously reported	220,398	287,510	650,454	99,208
Reclassify from property, plant and equipment (Note 4)	171,037	171,037	—	—

As restated	391,435	458,547	650,454	99,208

At 1 January	(54,683)	(46,907)	(83,580)	(12,748)
Share of results after tax	13,692	(16,000)	(53,902)	(8,221)
Dividend received	(10,476)	(19,122)	(1,733)	(264)
Write-back of impairment	—	—	10,936	1,668
Translation adjustment	4,560	(1,551)	(4,864)	(742)

At 1 January/31 December	(46,907)	(83,580)	(133,143)	(20,307)

Share of post acquisition retained earnings	(8,512)	(6,942)	(2,998)	(457)

Carrying amount of the investment	336,016	368,025	514,313	78,444

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
7.	Investment in joint ventures (cont’d)
The Group has interests in the following joint ventures:

Name of company	Percentage of interest held			Principal activities
	1.1.2009	31.12.2009	31.12.2010
	%	%	%
Held by subsidiaries:

Augustland Hotel Sdn Bhd	45	45	45	Hotel development and operation

Copthorne Hotel Qingdao Co., Ltd	60	60	60	Owns and operates a hotel in Qingdao, People’s Republic of China

Shanghai Equatorial Hotel Management Co., Ltd.	49	49	49	Hotel management and hotel consultancy

Shanghai International Equatorial Hotel Co., Ltd.	50	50	50	Owns and operates a hotel and club in Shanghai, People’s Republic of China

Y&C Engine Co., Ltd.	—	45	45	Heavy duty diesel engine

Yuchai Remanufacturing Services Co., Ltd.	—	—	51	Remanufacture and sale of automobile parts, diesel engines and components
The Group has included in its consolidated financial statements its share of assets and liabilities incurred by the joint ventures and its share of the results of the joint ventures using equity method.
The summarized financial information on the Group’s share is as follows:

	1.1.2009	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Assets and liabilities
Current assets	64,270	114,502	197,526	30,127
Non-current assets	258,496	237,352	406,166	61,950
Current liabilities	43,428	96,003	145,808	22,239
Non-current liabilities	89,409	27,382	78,803	12,019

Net assets	189,929	228,469	379,081	57,819

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
Results	RMB’000	Rmb’000	Rmb’000	US$’000

Revenue	135,488	107,229	148,349	22,627
Profit/(loss) after taxation	7,509	(12,795)	(9,162)	(1,397)

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
8.	Revenue

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Sale of goods	10,358,124	13,139,578	16,138,580	2,461,500
Rendering of services
Consisting of:
Revenue from hotel and restaurant operations	37,618	26,268	41,948	6,398
Revenue from sale of development properties	4,962	6,744	24,278	3,703
Rental income	4,084	3,313	3,378	515

Total revenue from rendering of services	46,664	36,325	69,604	10,616

Revenue	10,404,788	13,175,903	16,208,184	2,472,116

9.1	Depreciation and amortization, sales commissions and shipping and handling expenses
Depreciation and amortization of property, plant and equipment, prepaid operating leases and investment properties are included in the following captions.

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Cost of goods sold	182,473	180,043	193,504	29,514
Research and development expenses	18,144	22,175	22,253	3,394
Selling, general and administrative expenses	72,011	83,096	70,383	10,734

	272,628	285,314	286,140	43,642

Sales commissions to sales agents are included in the following caption:

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Selling, general and administrative expenses	59,129	79,129	160,283	24,447

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Selling, general and administrative expenses	164,364	215,621	248,790	37,946

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
9.2	(a) Other operating income

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Interest income	15,228	31,576	61,719	9,414
Foreign exchange gain, net		—	19,975	3,047
Dividend income from associates	—	11,162	—	—
Gain on disposal of associates	—	1,906	707	108
Gain on disposal of subsidiaries		—	2,833	432
Fair value gain on held for trading investment securities	—	—	17,123	2,612
Gain on assignment of debts	—	5,657	—	—
Negative goodwill	12,368	—	—	—
Write-back of impairment of receivables	—	4,895	—	—
Write-back of trade and other payables	869	23,649	—	—
Write-back of impairment of investment in joint ventures	—	—	10,936	1,668
Government grant income	—	14,823	11,129	1,697
Others, net	—	—	4,653	709

	28,465	93,668	129,075	19,687

(b) Other operating expenses

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Foreign exchange loss, net	(3,172)	(6,543)	—	—
Loss on disposal of property, plant and equipment	(3,525)	(8,618)	(33,670)	(5,135)
Write-back of trade and other payables	—	—	(5,249)	(801)
Others, net	(2,308)	(952)	(2,528)	(386)

	(9,005)	(16,113)	(41,447)	(6,322)

9.3	Research and development costs
Research and development costs recognised as an expense in the income statement amount to Rmb 324,123 (US$49,436) (2009: Rmb 297,259; 2008: Rmb 184,794).

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
9.4	Finance costs

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Interest expense for:
Bank term loans	66,765	31,382	31,302	4,774
Finance lease	—	1,237	1,649	252
Bills discounting	90,809	60,723	109,260	16,664
Corporate bonds	2,991	(3,332)	—	—
Bank charges	1,344	2,401	2,911	444
Less:
Borrowing costs capitalized	(11,500)	(14,918)	(14,676)	(2,238)

	150,409	77,493	130,446	19,896

The rate used to determine the amount of borrowing costs eligible for capitalization was 5.00% (2009: 4.56%; 2008: 5.95%), which is the effective interest rate of the borrowings.
9.5	Staff costs

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Wages and salaries	644,330	763,483	874,129	133,325
Contribution to defined contribution plans (i)	116,379	134,017	189,564	28,913
Retrenchment costs	7,097	38	—	—
Executive bonuses	34,818	45,182	98,239	14,984
Staff welfare	63,243	47,439	56,780	8,660
Others	5,992	5,369	1,412	215

	871,859	995,528	1,220,124	186,097

Note:

(i)
As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by the Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2010 and 2009, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. Expenses incurred in connection with the plan were Rmb 187,900 (US$28,659) (2009: Rmb 124,257; 2008: Rmb 106,062).

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other post retirement benefits beyond the annual contributions described above.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
10.	Income tax
Income tax expense in the consolidated statements of operations consists of:

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Current income tax:
Current income tax charge	87,676	222,047	332,524	50,717
Adjustments in respect of current income tax of previous year	4,942	5,999	3,257	497

Deferred tax:
Relating to origination and reversal of temporary differences	17,908	(79,632)	(5,400)	(824)
Adjustments in respect of deferred tax of previous year	—	(1,191)	(2,435)	(371)

Income tax expense reported in the income statement	110,526	147,223	327,946	50,019

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31 2008, 2009 and 2010 for the following reasons:

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Computed tax expense	72,261	145,000	264,780	40,385
Adjustments resulting from:
Non-deductible expenses	19,326	808	10,432	1,591
Tax-exempt income	—	(43,143)	(2,994)	(457)
Utilisation of deferred tax benefits previously not recognised	858	165	(1,792)	(273)
Deferred tax benefits not recognised	10,491	4,968	3,381	516
Tax credits for R&D expense	(10,169)	(14,563)	(17,556)	(2,678)
Tax rate differential	(2,017)	33,516	25,027	3,816
Underprovision in respect of prior years
- current	4,942	5,999	3,257	497
- deferred	—	(1,191)	(2,435)	(371)
Withholding tax expense	15,282	15,664	45,846	6,993
Others	(448)	—	—	—

Total	110,526	147,223	327,946	50,019

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
10.	Income tax (cont’d)

Deferred tax
Deferred tax relates to the following:

	Consolidated statement of
	financial position			Consolidated income statement
	31.12.2009	31.12.2010	31.12.2010	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000	Rmb’000	Rmb’000	Rmb’000	US$’000

Deferred income tax liabilities
Accelerated tax depreciation	(354)	(42)	(6)	—	—	347	53
Unremitted earnings from overseas source income	(440)	(440)	(67)	—	—	—	—
Expenditure currently deferred for tax purpose	(100)	—	—	—	—	100	15
PRC withholding tax on dividend income	(30,946)	(76,792)	(11,713)	(15,282)	(15,664)	(45,846)	(6,993)

	(31,840)	(77,274)	(11,786)	(15,282)	(15,664)	(45,399)	(6,925)

Deferred income tax assets
Accelerated accounting depreciation	9,508	8,418	1,284	(22,781)	1,025	(1,090)	(166)
Write down of inventory	45,190	36,104	5,507	11,079	14,987	(9,086)	(1,386)
Allowance for doubtful debts	15,040	9,872	1,506	(8,431)	(5,861)	(5,168)	(788)
Accruals	120,931	192,173	29,311	7,383	45,526	71,242	10,866
Tax value of loss carried forward	1,191	2,480	378	2,323	(1,132)	1,307	199
Deferred income	41,312	35,669	5,440	7,918	33,395	(5,643)	(861)
Others	8,546	10,218	1,558	(117)	8,547	1,672	256

	241,718	294,934	44,984	(2,626)	96,487	53,234	8,120

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognised in the statements of operations in the period that includes the enactment date.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
10.	Income tax (cont’d)
Deferred tax expense related to share of other comprehensive income of associates amounted to Rmb nil (US$ nil) (2009: Rmb nil; 2008: Rmb nil).
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
The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax will be imposed on dividends paid to us, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognise a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises. As at December 31, 2010, the provision for withholding tax payable was Rmb 76,792 (US$11,713) (2009: Rmb 30,946).
The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Deferred tax assets	241,718	294,934	44,984
Deferred tax liabilities	(31,840)	(77,274)	(11,786)

	209,878	217,660	33,198

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
11.	Discontinued operations
On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intended to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of 550,000,000 shares available in the Placement have been taken up. The Placement was conditional upon the completion of the capital reduction and cash distribution exercise and subject to all the shares in the Placement being sold, our total shareholding in TCL would decrease from 34.4% to 13.4%. The Company equity accounted for the result of TCL for 11 months in 2009. The investment in TCL was classified as a disposal group held for sale and as a discontinued operation as at December 31, 2009.
The results of TCL for the year are equity accounted for 11 months ended November 30, 2009 and presented as discontinued operations for the year ended December 31, 2009. The related reserves of TCL have been classified to “Reserve of asset classified as held for sale” on the statement of changes in equity as of December 31, 2009.
On July 7, 2010, TCL made payment of cash distribution to shareholders pursuant to the Capital Reduction Exercise. Subsequent to the cash distribution, the Company began to sell its shares in TCL in the market. As of December 31, 2010, 580,253,000 shares in TCL have been disposed of and the Company has recognised a gain on disposal of TCL shares of Rmb 12,655 (US$1,930).
Upon the disposal of TCL shares, the Company’s shareholding interest in TCL has reduced from 34.4% to 12.2%. Meanwhile, the Company’s representation in the board of directors of TCL also reduced to one out of eight directors on the board of TCL. As of December 31, 2010, the Company does not exercise significant influence over the operating and financial policies of TCL. The Company’s investment in TCL is classified as held for trading (Note 22) as they are held for the purpose of selling in the near term. The Company’s investment in TCL is measured at fair value with changes in fair value recognised in other income in the income statement of Rmb 17,123 (US$2,612).

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit from discontinued operations:
- Profit before tax	(33,731)	14,321	—	—
- Gain on disposal	—	—	12,655	1,930
- Taxation	(254)	(1,299)	—	—

	(33,985)	13,022	12,655	1,930

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb	Rmb	Rmb	US$

Earnings per share:
Basic, from discontinued operation	(0.91)	0.35	0.34	0.05
Diluted, from discontinued operation	(0.91)	0.35	0.34	0.05

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
12.	Earnings per share
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
The following reflects the income and share data used in the basic and diluted earnings per share computations:

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Net profit attributable to ordinary equity holders of the Parent from continuing operations	274,021	615,309	1,104,642	168,483
Profit attributable to ordinary equity holders of the Parent from a discontinued operation	(33,985)	13,022	12,655	1,930

Net profit attributable to ordinary equity holders of the Parent for basic earnings	240,036	628,331	1,117,297	170,413

	31.12.2008	31.12.2009	31.12.2010	31.12.2010

Weighted average number of ordinary shares for basic earnings per share	37,267,673	37,267,673	37,267,673	37,267,673

There were no potentially dilutive common shares in any of the years ended December 31, 2010, 2009 and 2008.
To calculate earnings per share amounts for the discontinued operation (see Note 11), the weighted average number of ordinary shares for both basic and diluted amounts is as per the table above. The following table provides the profit figure used:

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Net profit attributable to ordinary equity holders of the Parent from discontinued operation for basic and diluted earnings per share calculations	(33,985)	13,022	12,655	1,930

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
13.	Property, plant and equipment

		Leasehold			Office	Motor
		land,			furniture,	and
	Freehold	buildings &	Construction-	Plant and	fittings and	transport
	land	improvements	in-progress	machinery	equipment	vehicles	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Restated)					(Restated)
Cost:
At January 1, 2009
As previously reported	591	1,496,943	275,592	2,505,901	110,235	72,172	4,461,434
Reclassify to investment in joint ventures (Note 7)	—	(196,833)	—	—	—	—	(196,833)

At January 1, 2009 (restated)	591	1,300,110	275,592	2,505,901	110,235	72,172	4,264,601
Additions	—	44,847	641,010	72,098	12,185	18,796	788,936
Disposals	—	(9,501)	—	(135,295)	(12,057)	(6,676)	(163,529)
Transfers	—	24,436	(307,337)	282,497	(108)	512	—
Write-off	—	(6,283)	—	(2,217)	(1,275)	—	(9,775)
Translation difference	3	(50)	1,196	47	(20)	(3)	1,173

At December 31, 2009 and January 1, 2010	594	1,353,559	610,461	2,723,031	108,960	84,801	4,881,406
Additions	—	75,669	517,750	24,251	9,092	17,543	644,305
Disposals	—	(43,969)	—	(48,126)	(10,189)	(8,406)	(110,690)
Transfers	—	202,558	(540,115)	315,263	22,053	241	—
Write-off	—	(456)	(16,183)	(5,792)	—	(17)	(22,448)
Translation difference	40	242	(1,437)	771	528	(35)	109

At December 31, 2010	634	1,587,603	570,476	3,009,398	130,444	94,127	5,392,682

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
13.	Property, plant and equipment (cont’d)

		Leasehold			Office	Motor
		land,			furniture,	and
	Freehold	buildings &	Construction-	Plant and	fittings and	transport
	land	improvements	in-progress	machinery	equipment	vehicles	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
		(Restated)					(Restated)
Depreciation and impairment:
At January 1, 2009
As previously reported	591	296,087	20,975	1,315,473	75,148	33,387	1,741,661
Reclassify to investment in joint ventures (Note 7)	—	(25,796)	—	—	—	—	(25,796)

At January 1, 2009 (restated)	591	270,291	20,975	1,315,473	75,148	33,387	1,715,865
Charge for the year	—	45,435	—	204,360	12,018	14,867	276,680
Disposals	—	(2,830)	—	(73,445)	(10,112)	(3,779)	(90,166)
Transfers	—	—	—	36	(36)	—	—
Write-off	—	(2,259)	—	(518)	(1,275)	—	(4,052)
Impairment loss	—	816	6,376	5,054	—	—	12,246
Reversal of impairment loss	—	—	—	(4,252)	—	(209)	(4,461)
Translation difference	3	(1)	—	75	48	—	125

At December 31, 2009 and January 1, 2010	594	311,452	27,351	1,446,783	75,791	44,266	1,906,237
Charge for the year	—	49,360	—	206,236	11,420	7,428	274,444
Disposals	—	(2,074)	—	(29,496)	(8,410)	(6,301)	(46,281)
Write-off	—	(129)	(16,183)	(3,672)	—	(17)	(20,001)
Impairment loss	—	—	—	1,372	—	—	1,372
Translation difference	40	(108)	—	450	240	(13)	609

At December 31, 2010	634	358,501	11,168	1,621,673	79,041	45,363	2,116,380

Net book value:
At January 1, 2009 (restated)	—	1,029,819	254,617	1,190,428	35,087	38,785	2,548,736

At December 31, 2009 (restated)	—	1,042,107	583,110	1,276,248	33,169	40,535	2,975,169

At December 31, 2010	—	1,229,102	559,308	1,387,725	51,403	48,764	3,276,302

US$	—	187,466	85,307	211,660	7,840	7,438	499,711

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
13.	Property, plant and equipment (cont’d)

The impairment loss includes impairment of buildings in Yulin hotel, and Guilin office building. The recoverable amounts of the buildings have been determined based on fair value less cost to sell. Fair values are determined using a market comparison and income approach.

Capitalised borrowing costs

The amount of borrowing costs capitalised during the year ended 31 December 2010 was Rmb 14,676 (US$2,238) (2009: Rmb14,918). The rate used to determine the amount of borrowing costs eligible for capitalisation was 5.00% which is the effective interest rate of the specific and any applicable general borrowings that is used for the purpose of obtaining the qualifying assets.

Finance leases and assets under construction

The carrying value of plant and equipment held under finance leases at December 31, 2009 and 2010 were Rmb 36,818 and Rmb 33,037 (US$5,039) respectively. Leased assets are pledged as security for the related finance lease.

14.	Investment properties

	Rmb’000	US$’000
Cost:

As at January 1, 2009	35,620	5,433
Translation during the year	358	55

As at December 31, 2009 and 1 January 2010	35,978	5,488
Translation during the year	2,651	404

As at December 31, 2010	38,629	5,892

Accumulated depreciation:

As at January 1, 2009	1,474	225
Charge during the year	652	99

As at December 31, 2009 and 1 January 2010	2,126	324
Charge during the year	692	106

As at December 31, 2010	2,818	430

Net book value:

As at December 31, 2009	33,852	5,164

As at December 31, 2010	35,811	5,462

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
14.	Investment properties (cont’d)

Details of the investment property (non-current) as at December 31, 2010 are as follows:

			Land	Floor
			area	area
Location	Description	Tenure	(m2)	(m2)	Owned by

49 Jalan Wong Ah Fook, Johor Bahru, Malaysia (Wisma LKN)	18-storey office block	Freehold	1,133.1	6,948.02	LKN Development Pte Ltd
The commercial property is leased to external customers. Each of the lease is for periods of one to three years. Subsequent renewals are negotiated with the lessee.

Investment property is stated at cost. The Company estimated the fair value of the investment property by obtaining an independent valuation from a professional appraiser. The fair values of the property being valued as at December 31, 2009 and 2010 were Rmb 38,623 and Rmb 41,274 (US$6,295) respectively. The fair value is based on market value, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm’s length transaction after property marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

The direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period ended December 31, 2009 and December 31, 2010 are Rmb 2,162 and Rmb 1,995 (US$304).

15.	Prepaid operating leases

Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government. The prepaid operating leases charged to expense were Rmb 7,982 and Rmb 11,004 (US$1,678) for the year ended December 31, 2009 and 2010, respectively.

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Current	7,273	11,004	1,678
Non-current	355,931	407,468	62,148

Total	363,204	418,472	63,826

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Gross payments for prepaid operating leases	414,979	481,251	73,401
Less: Amounts charged to expense	(51,775)	(62,779)	(9,575)

Total	363,204	418,472	63,826

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
16.	Goodwill

	Goodwill	Goodwill
	Rmb’000	US$’000

Cost:
At January 1, 2009, December 31, 2009 and December 31, 2010	218,311	33,297

Impairment:
At January 1, 2009, December 31, 2009 and December 31, 2010	5,675	865

Net book value:
At December 31, 2009	212,636	32,432

At December 31, 2010	212,636	32,432

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:
•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel has been fully impaired in 2008.
Carrying amount of goodwill allocated to each of the cash-generating units:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Yuchai	212,636	212,636	32,432

	212,636	212,636	32,432

Yuchai unit

The Group performed its annual impairment test as at December 31, 2010 and 2009. The recoverable amount of the unit is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a ten year period. The business of Yuchai is stable since the Group had control since 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections is 16.98% (2009: 16.98%). No impairment was identified for this unit.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
16.	Goodwill (cont’d)
Key assumptions used in value in use calculations

The calculation of value in use for the cash generating units is most sensitive to the following assumptions:
•	Gross margin

•	Discount rates

•	Growth rate estimates
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

Growth rate estimates — Growth rates are based on management’s estimate. The long term rates used to extrapolate the budget for Yuchai are 15.77% and 12.64% for 2010 and 2009 respectively.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the Yuchai cash generating unit, the Company believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

17.	Intangible assets

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Development costs	—	13,389	2,042

During the financial year, the Group capitalised Rmb 13,389 (US$2,042) (2009: nil) of development expenditure for intellectual property right, technical skill and knowledge of building a new technology of heavy-duty diesel engine.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
18.	Other receivables (non-current)

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Amount due from joint ventures (i)	61,222	58,914	8,985
Deposits	2,000	2,000	305
Lease receivable	8,961	4,619	705

	72,183	65,533	9,995

(i)
The non-current non-trade amounts due from joint venture partners are unsecured, with interest bearing at 1.681% (2009: 1.719%) per annum and are not expected to repay within 12 months from the financial year end.

19.	Other financial liabilities
(a)	Other liabilities (current and non-current)

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Preference shares	2,119	861	131
Finance lease liabilities (Note 33)	34,991	27,751	4,233

	37,110	28,612	4,364

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Current	10,233	9,743	1,486
Non-current	26,877	18,869	2,878

Total	37,110	28,612	4,364

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

(b)
HLGE shall redeem all or part of the Series A RCPS upon the occurrence of any of the relevant redemption events as defined in the debt restructuring agreement (“DRA”) entered into by HLGE and certain of its subsidiaries with certain of their bankers and other financial lenders on March 16, 2001;

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
19.	Other financial liabilities (cont’d)
(a)	Other liabilities (current and non-current) (cont’d) Redeemable convertible preference shares (“RCPS”) (cont’d)
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

(d)	HLGE shall redeem all the outstanding Series A RCPS on the tenth anniversary of the issue date of the Series A RCPS.
The Series B RCPS issued have the following key terms and conditions:
(a)
Non-cumulative dividend which shall accrue for each Series B RCPS on a daily basis at 0.1% per annum of the amount equivalent to $0.16 per outstanding Series B RCPS. Series B RCPS rank pari passu with the Series A RCPS and in priority to all other classes of equity securities;

(b)	HLGE shall redeem all or part of the Series B RCPS upon the occurrence of any of the relevant redemption events as defined in the DRA;
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
On the market day immediately following the fifth anniversary of the date of issue of the Series B RCPS, all Series B RCPS which remain unconverted or unredeemed shall be mandatorily converted into ordinary shares of HLGE at conversion ratio of 1:1 and rounded down to the nearest whole number for fractions upon conversion subject to adjustments pursuant to the DRA.

(e)
If the conversion of all or any part of the Series B Preference Shares held by any holder of Series B Preference Shares (i) is not permitted by law or regulations or (ii) will trigger any obligation to make a general offer by such holder or its concert parties under The Singapore Code on Take-overs and Mergers, such holder will be permitted to convert only such number of Series B Preference Shares held by it as will not (i) result in the breach of such law or regulations or (ii) trigger any take-over obligation on the Mandatory Conversion Date. Such holder will have the option to convert the remaining number of Series B Preference Shares at the Series B Preference Share Conversion Ratio into Ordinary Shares over a period of twenty-two months commencing after the Mandatory Conversion Date, without the requirement of the passing of a Series B Preference Share Special Resolution, by giving a notice in writing to HLGE.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
19.	Other financial liabilities (cont’d)
(a)	Other liabilities (current and non-current) (cont’d)

As announced by the HLGE on 12 February 2010, an aggregate of 18,935,883 Series B RCPS shall be mandatorily converted into an aggregate of 18,935,883 ordinary shares on 18 March 2010, being the market day immediately following the fifth anniversary of the date of issue of the Series B RCPS (the “Mandatory Conversion Date”).

The Articles of Association of HLGE provides that if the conversion of all or any part of the Series B RCPS held by any holder of Series B RCPS (a) is not permitted by law or regulations, or (b) will trigger any obligation to make a general offer by such holder or its concert parties under The Singapore Code on Take-overs and Mergers, such holder will be permitted to convert only such number of Series B RCPS held by it as will not (i) result in the breach of such law or regulations, or (ii) trigger any takeover obligation on the Mandatory Conversion Date. Such holder will have the option to convert the remaining number of Series B RCPS into ordinary shares over a period of twenty-two months commencing after the Mandatory Conversion Date (the “Extension Period”), without the requirement of the passing of a Series B RCPS Special Resolution, by giving a notice in writing to HLGE.

On 11 February 2010, Grace Star, the immediate holding company and a substantial holder of HLGE, had informed HLGE that it would convert only 17,300,000 out of the 93,229,170 of Series B RCPS it held as at that date into ordinary shares of the Company so as not to trigger a take-over obligation on the Mandatory Conversion Date. Following the Mandatory Conversion Date, Grace Star became the sole holder of the remaining 75,929,170 Series B RCPS in issue.

As Grace Star and HLGE are both subsidiaries of the Company, the Series B RCPS is eliminated at consolidation level.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
19.	Other financial liabilities (cont’d)
(b)	Interest-bearing loans and borrowings

			31.12.2009
	Effective		As	31.12.2009
	interest rate		previously	As
	%	Maturity	stated	restated
			Rmb’000	Rmb’000
Current:
Renminbi denominated loans	3.81	2010	434,393	434,393
Singapore dollars denominated loans	2.22	2010	19,399	232,780

			453,792	667,173

Non-Current:
Renminbi denominated loans	4.86	2012	150,000	150,000
Singapore dollars denominated loans	1.97	2010	293,397	80,016
US$ denominated loans	1.35	2010	181,859	181,859

			625,256	411,875

	Effective
	interest rate
	%	Maturity	31.12.2010	31.12.2010
			Rmb’000	US$’000
Current:
Renminbi denominated loans	4.73	2011	372,620	56,833
Singapore dollars denominated loans	1.29	2011	50,923	7,767

			423,543	64,600

Non-Current:

Renminbi denominated loans	4.86	2012 - 2013	100,000	15,253
Singapore dollars denominated loans	1.20	2011	50,925	7,767
US$ denominated loans	1.08	2011	50,925	7,767

			201,850	30,787

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
S$50.0 million bridging loan with DBS Bank Ltd. (“DBS”):

On August 28, 2008, the Company entered into a bridging loan agreement of up to S$50 million for 12 months duration, with DBS Bank Ltd., (“DBS”) of Singapore, to partially re-finance the US$50 million revolving credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch which expired on September 6, 2008. The new facility will also be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. The Company has also undertaken to make available to DBS, within 180 days after the end of its financial year, copies of its audited consolidated accounts as at the end of each financial year.

S$50.0 million credit facility with DBS Bank Ltd. (“DBS”):

On August 21, 2009, the Company entered into a new short-term loan agreement for up to S$50 million for 12 months duration with DBS Bank Ltd. (“DBS”) of Singapore, to re-finance our existing bridging credit facility with DBS which expired on September 4, 2009. The new facility will be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. There is an undertaking by the Company to repay S$2 million every quarter. On September 1, 2010, the credit facility expired and was refinanced for S$10.0 million with the same bank. This loan has a callable clause that resulted in the restatement of the loan from non-current liabilities to current liabilities. Refer to Note 4 for discussion.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
19.	Other financial liabilities (cont’d)
(b)	Interest-bearing loans and borrowings (cont’d)
S$10.0 million credit facility with DBS Bank Ltd. (“DBS”):

On September 1, 2010, the Company entered into a new short-term loan agreement for up to S$10 million for 12 months duration with DBS Bank Ltd. (“DBS”) of Singapore to refinance the S$50 million facility that was due to mature on September 1, 2010. The facility will be utilised by the Company to finance its long-term working capital requirements. The terms of facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary of HLA, and that HLGE remains listed on the Singapore Exchange Limited. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not less than US$350 million at any time, and the ratio of the Company’s consolidated debt to consolidated tangible net worth (as defined in the agreement) not exceeding 1 time. All moneys owing by the Company shall be repaid in full on the date falling 12 months after the drawdown date (“Final Repayment Date”).

S$21.5 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”):

On March 20, 2008, the Company entered into a new facility agreement with BOTM to re-finance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$21.5 million with one-year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, this credit facility expired and the new facility with same bank was used to refinance this facility which was fully repaid. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year, copies of its audited consolidated accounts as at the end of and for that financial year. On March 17, 2010, the credit facility expired and was refinanced for S$16.5 million with the same bank.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
19.	Other financial liabilities (cont’d)
(b)	Interest-bearing loans and borrowings (cont’d)
S$16.5 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”):

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

US$40.0 million credit facility with Sumitomo:

On March 30, 2007, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$40.0 million to refinance the S$60.0 million facility with Oversea — Chinese Banking Corporation Limited (“OCBC”) that was due to mature on July 26, 2007. The facility is available for three years from the date of the facility agreement and will be utilised by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year. The credit facility expired on March 30, 2010 and was refinanced for US$30.0 million with the same bank.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
19.	Other financial liabilities (cont’d)
(b)	Interest-bearing loans and borrowings (cont’d)
US$30.0 million credit facility with Sumitomo:

On March 30, 2010, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$30.0 million to refinance the US$40.0 million facility that was due to mature on March 30, 2010. The facility is available for one year from the date of the facility agreement and will be utilised by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not less than US$200 million and the ratio of our total consolidated net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year.

20.	Deferred grants

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	31,514	179,233	27,337
Received during the year	150,917	112,592	17,173
Released to the income statement	(3,198)	(11,129)	(1,697)

Balance at end of year	179,233	280,696	42,813

Current	3,198	10,960	1,672
Non-current	176,035	269,736	41,141

Total	179,233	280,696	42,813

Government grants have been received for the purchase of certain items of property, plant and equipments.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
21.	Inventories
Inventories are comprised of:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Raw materials	1,056,581	1,333,406	203,375
Work in progress	21,481	38,389	5,855
Finished goods	1,051,964	1,261,065	192,341

Total inventories at the lower of cost and net realisable value	2,130,026	2,632,860	401,571

Inventories recognised as an expense in cost of sales are Rmb 7,490,254, Rmb 9,567,280 and Rmb 11,230,551 (US$1,712,914) in the year ended December 31, 2008, 2009 and 2010 respectively.

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	136,256	286,947	43,766
Charge to consolidated statements of income	154,700	(111,763)	(17,046)
Written off	(4,009)	(3,752)	(572)

Balance at end of year	286,947	171,432	26,148

The amount of write-down/(reversal) of inventories recognised as an expense and included in “cost of sales” amounted to Rmb 52,747, Rmb 154,700 and Rmb (111,763) (US$(17,046)) in year ended December 31, 2008, 2009 and 2010 respectively.

22.	Other current assets

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Properties held for sale	91,202	62,022	9,460
Held for trading investment	—	56,628	8,637

	91,202	118,650	18,097

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
23.	Trade and bills receivables

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Trade receivables (net)	389,659	536,011	81,754
Bills receivables	2,117,042	3,698,464	564,100

	2,506,701	4,234,475	645,854

Trade receivables (net) are non-interest bearing and are generally on 60 days’ terms. They are recognised at their original invoice amounts which represent their fair values on initial recognition.

As of December 31, 2009 and 2010, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled Rmb 3,179,737 and Rmb 3,470,662 (US$529,355) respectively.

An analysis of the allowance for doubtful accounts is as follows:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	96,147	76,646	11,690

Credit to consolidated statements of income	(15,552)	(15,491)	(2,363)
Written off	(3,947)	—	—
Translation differences	(2)	6	1

Balance at end of year	76,646	61,161	9,328

At December 31, 2009 and 2010, gross trade accounts receivable due from a major customer, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”) were Rmb 271,209 and Rmb 319,400 (US$48,716), respectively. See Note 35 for further discussion of customer concentration risk.

		Neither
		past due
		nor	0-90	91-180	>181-365	>365
	Total	impaired	days	days	days	days
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

As at 31.12.2010	4,234,475	4,032,899	140,811	33,502	26,948	315
As at 31.12.2009	2,506,701	2,438,348	66,888	19	168	1,278

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
24.	Other receivables (current)

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

GST/VAT Recoverable	83,825	88,799	13,544
Staff advances	7,394	3,649	556
Amounts due under guarantee contracts, net (see Note 33)	12,557	12,129	1,850
Land deposit	5,000	—	—
Associates	44,662	18,604	2,838
Other related parties	20,310	50,726	7,737
Interest receivables	5,176	5,920	903
Custom tax refund	11,018	4,380	668
Others	23,921	53,093	8,098
Impairment losses — other receivables (i)	(32,313)	(26,174)	(3,992)

	181,550	211,126	32,202

Note:

(i)	An analysis of the impairment losses — other receivables is as follows:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	79,626	32,313	4,928
Credit to consolidated statements of income	(28,506)	(6,234)	(951)
Written off	(19,314)	—	—
Translation differences	507	95	15

Balance at end of year	32,313	26,174	3,992

25.	Cash and cash equivalents
For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise the following at 31 December:

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Cash at banks and on hand	823,695	3,657,981	4,060,990	619,393

Cash at banks earn interest at floating rates based on daily bank deposit rates. The weighted average effective interest rate as at 31 December 2010 for the Group was 2.65% (2009: 1.57%). Cash and cash equivalents denominated in various currencies are held in bank accounts in the Singapore and China.

At December 31, 2009 and 2010, the Group had available Rmb 3,875,020 and Rmb 4,072,593 (US$621,163) respectively of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2009 and 2010 were Rmb 104 and Rmb 102 (US$16) respectively.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
26.	Issued capital and reserves

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	thousands	thousands	thousands	thousands

Authorized shares

Ordinary share of US$0.10 each	100,000	100,000	100,000	100,000

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Ordinary shares issued and fully paid
37,267,673 ordinary shares issued and fully paid at US$0.10 per share	1,724,196	1,724,196	1,724,196	262,979

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Non-redeemable convertible cumulative preference shares (“NCCPS”)	36	36	21	3

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

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
27.	Dividends paid and proposed

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000
Declared and paid during the year:
Dividends on ordinary shares:
Interim dividend for 2009 US$0.10 per share (2008: US$0.10 per share)	25,457	—	—
Interim dividend for 2010: US$0.25 per share (2009: US$0.10 per share)	—	63,078	9,621

	25,457	63,078	9,621

28.	Statutory reserves

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Statutory general reserve (see Note (ii))
Balance at January 1	174,033	176,126	180,339	27,505
Transfer from retained earnings	2,093	4,213	378	58

Balance at end of year	176,126	180,339	180,717	27,563

Statutory public welfare fund (see Note (iii))
Balance at January 1	70,600	85,641	85,641	13,062
Transfer from retained earnings	15,041	—	—	—

Balance at end of year	85,641	85,641	85,641	13,062

General surplus reserve (see Note (iv))
Balance at January 1 and December 31	25,706	25,706	25,706	3,921

Balance at end of year	287,473	291,686	292,064	44,546

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
28.	Statutory reserves (cont’d)
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

(iii)
Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilised on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilised to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend of a dividend to stockholders. Since January 1, 2006, in accordance with the amended Company’s policy, the contribution to the fund ceased.

(iv)
General surplus reserve is appropriated in accordance with Company’s Articles and resolution of the board of directors. General surplus reserve may be used to offset accumulated losses or increase the registered capital.

29.	Trade and other payables (current)

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Trade payables	4,749,651	5,699,334	869,278
Other payables	1,284,645	1,949,918	297,407
Deferred grants	3,198	10,960	1,672
Interest payable	2,498	2,336	356
Immediate holding company	362	40	6
Associates	—	9,458	1,443
Other related parties	149,892	230,271	35,121

Balance at end of year	6,190,246	7,902,317	1,205,283

Terms and conditions of the above financial liabilities:
•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables are non-interest bearing and have an average term of six months.

•	Interest payable is normally settled throughout the financial year.

•	For terms and conditions relating to related parties, refer to Note 32.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
30.	Provision for product warranty

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	188,599	259,534	39,585
Provision made	368,284	498,767	76,073
Less: Provision utilised	(297,349)	(406,147)	(61,947)

Balance at end of year	259,534	352,154	53,711

31.	Gain on acquisition of Guangxi Yulin Hotel Company Ltd. in settlement of past loan

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

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
31.	Gain on acquisition of Guangxi Yulin Hotel Company Ltd. in settlement of past loan (cont’d)

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

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
31.	Gain on acquisition of Guangxi Yulin Hotel Company Ltd. in settlement of past loan (cont’d)

In July 2007, Yuchai’s Board of Directors agreed in principle to a proposal by the State Holding Company to settle the loans due from YMCL, along with various other accounts receivable from YMCL (collectively, the “receivables”), by forgiving the receivables in exchange for the transfer of 100% of the equity ownership in a hotel in Yulin, PRC and YMCL’s central office building in Guilin, PRC. On December 25, 2007, Yuchai, pursuant to the execution of a share transfer contract with YMCL, Coomber and State Holding Company, acquired all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) for Rmb 245.6 million. As of January 1, 2008, the purchase consideration for this acquisition had not been settled and is included in “Amounts due to related parties” on the consolidated statement of financial position. Agreements were entered into by Yuchai on March 31, 2008 to effect the repayment of the Rmb 205 million loans against the liability of Rmb 245.6 million arising from the purchase of 100% equity interest in Yulin Hotel Company with the balance settled through offset of certain trade receivables due from YMCL, the Guarantors and other related parties. Under the terms of these agreements, Yuchai’s purchase price obligation of Rmb 245.6 million was legally extinguished through the offsetting of this liability.

As of January 1, 2008 and December 31, 2008, the transfer of the 100% equity interest in Yulin Hotel Company was subject to approval from the provincial government regulatory agency in charge of state-owned assets administration in China. Yuchai’s Board of Directors and shareholders had approved an extension of time for obtaining of approval from November 30, 2008 to June 30, 2009 failing which, Yuchai would have had the right to sell to the State Holding Company, who would have been obligated to buy, 100% of the equity in Yulin Hotel Company at the original purchase price of Rmb 245.6 million. This condition is contained in a guarantee letter provided by the original shareholders of Yulin Hotel Company. However, management of the Company was uncertain whether State Holding Company had the financial ability to purchase Yulin Hotel Company for the full contractual amount of Rmb 245.6 million. Consequently, no recovery of the previously recorded impairment loss on the loans due from YMCL was recognised in the Company’s consolidated financial statements as of December 31, 2008 and the provision against the loan was reclassified as a deferred gain in the statement of financial position. Such recovery was recognised in the Company’s consolidated financial statements on January 13, 2009, when Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company. Upon receipt of approval from the provincial government, the gain was recognised in the Statement of Income in 2010.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
32.	Related party disclosures
The ultimate parent

Our controlling shareholder, HLA, indirectly owns 10,523,313, or 28.2%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. HLA controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.0% of the outstanding shares of our Common Stock and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 7.2% of the outstanding shares of our Common Stock. HLA is a member of the Hong Leong Investment Holdings Pte Ltd., or Hong Leong Investment, group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our bye-laws and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of Rmb 299 (US$46), Rmb 470 and Rmb 6,414 during the financial years ended December 31, 2010 and 2009 and 2008 respectively.

Entity with significant influence over the Group

The Yulin City Government through Coomber Investment Ltd owns 18% of the ordinary shares in the Company (2009: 18%).

The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year (for information regarding outstanding balances at December 31, 2010 and 2009, refer to Notes 24 and 29):

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (See Note (i))	196,997	338,094	497,637	75,901
Sales of raw materials to YMCL (See Note (i))	—	232,560	350,346	53,436
Sales to affiliates (See Note (i))	18,067	61,521	4,442	678
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (See Note (i))	(1,013,106)	(1,509,950)	(1,707,123)	(260,375)
Purchases of raw materials and supplies from affiliates (See Note (i))	(17,781)	(94,236)	(38,163)	(5,821)
Delivery expense charged by a subsidiary of YMCL (See Note (ii))	(161,036)	(210,129)	(244,360)	(37,270)
Storage expense charged by a subsidiary of SHC (See Note (iii))	—	(58,667)	(41,507)	(6,331)

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
32.	Related party disclosures (cont’d)
Entity with significant influence over the Group (cont’d)

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

General and administrative expenses
- charged by State Holding Company (See Note (iv))	(34,934)	(35,857)	(21,906)	(3,341)
- charged by HLA (see Note (v))	(6,758)	(470)	(299)	(46)
- charged by an affiliate of HLA (See Note (vi))	(6,760)	(8,124)	(6,260)	(955)
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

(iii)	Storage expenses charged by subsidiary of SHC for the storage of engines components and parts for Yuchai and delivery to the production facilities are required.

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

Compensation of key management personnel of the Group

	31.12.2008	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000

Short term employee benefits	24,773	25,992	53,883	8,218

The non-executive directors do not receive pension entitlements from the Group.
33.	Commitments and contingencies
Operating lease commitments — Group as lessee

The Group has entered into commercial leases on certain motor vehicles and items of machinery. These leases have an average life of between three and five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancellable operating leases as at 31 December are as follows:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Within one year	9,007	16,281	2,483
After one year but not more than five years	7,968	20,469	3,122

	16,975	36,750	5,605

The minimum lease payments recognised as an expense in the period ended December 31, 2008, 2009 and 2010 amounted to Rmb 24,306, Rmb 46,092 and Rmb 49,780 (US$7,593).

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

Future minimum rentals receivable under non-cancellable operating leases as at 31 December are as follows:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Within one year	5,998	7,326	1,117
After one year but not more than five years	16,522	11,091	1,692
More than five years	515	17	3

	23,035	18,434	2,812

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

	31.12.2009		31.12.2010
		Present		Present
	Minimum	value of	Minimum	value of
	payments	payments	payments	payments
	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Within one year	11,397	9,748	11,392	9,743
After one year but not more than five years	30,604	25,243	21,720	18,008

Total minimum lease payments	42,001	34,991	33,112	27,751
Less amounts representing finance charges	(7,010)	—	(5,361)	—

Present value of minimum lease payments	34,991	34,991	27,751	27,751

The finance lease was entered into by YAMC, a subsidiary of Yuchai.
Letter of credits

As of December 31, 2009 and 2010, Yuchai had issued irrevocable letter of credits of Rmb 60.9 million and Rmb 145.6 million (US$22.2 million), respectively.

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

In 2009 and 2010, there was no new development in this case.

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

In return for issuing the guarantee, YEGCL receives a premium fee ranging from 1% to 3% of the loan amount for the years ending December 31, 2009 and 2010, respectively, which is considered to be the fair value of YEGCL’s guarantee at its inception and is recorded as a liability in accordance with the provisions of IAS 39. The Group received Rmb nil of premium fees in 2009 and 2010 respectively, which are included in “Accrued expenses and other liabilities” and recognised as revenue on a straight line basis over the terms of the respective guarantee. Guarantee fees recognised as revenue in 2009 and 2010 amounted to Rmb 54 and Rmb nil (US$ nil), respectively. As of December 31, 2009 and 2010, deferred guarantee fee revenue amounted to Rmb nil and Rmb nil (US$ nil), respectively.

Subsequent to initial measurement and recognition of the liability for YEGCL’s obligations under these loan guarantees, management evaluates YEGCL’s guarantee portfolio and accounts for potential loss contingencies associated with the guarantees based on the estimated losses resulting from known and expected defaults. Each guarantee is secured by a cash deposit from the borrower and a security interest in the automobile purchased by the borrower. As of December 31, 2009 and 2010, YEGCL had gross receivables of Rmb 12,557 and Rmb 12,129 (US$1,850), respectively, relating to payments made by YEGCL to the banks in conjunction with loans that had been defaulted and to be recovered from the individual borrowers. YEGCL recorded a bad debt allowance in the amount of Rmb 12,273 and Rmb 12,061 (US$1,840) for other receivables, and Rmb 236 and Rmb 235 (US$36) for potential losses associated with the guarantee at December 31, 2009 and 2010 respectively. The net receivables amount of Rmb 284 and Rmb 68 (US$10) is included in “Other receivables, net” in the accompanying consolidated statement of financial positions (See Note 24).

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
33.	Commitments and contingencies (cont’d)

Guarantees (cont’d)

As of December 31, 2009 and 2010, the maximum potential amount of future undiscounted payments YEGCL could be required to make under the guarantees was Rmb 12,050 and Rmb 11,712 (US$1,786), respectively. YEGCL held cash deposits of Rmb 1,237 and Rmb 937 (US$143) as of December 31, 2009 and 2010 and security interests in automobiles with an aggregate initial purchase value of Rmb 181,164 and Rmb 85,275 (US$13,006) as of December 31, 2009 and 2010, respectively. If, in the event of default the cash deposits and the amount of recoveries, if any, from repossession of the automobiles may not entirely mitigate YEGCL’s losses then, YEGCL accumulates the total expected risk against the total expected recoverable amount and provides for any expected shortfall. Accordingly, management recorded an accrual for potential losses associated with the guarantees in the amount of Rmb 236 and Rmb 235 (US$36) as of December 31, 2009 and 2010, respectively, included in “Accrued expenses and other liabilities”.

34.	Segment information
For management purposes, the Group is organised into business units based on their products and services, and has two reportable operating segments as follows:
•	Yuchai primarily conducts manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•	The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia.

The TCL group primarily conducts distribution of consumer electronic products with operations mainly in the PRC (including Hong Kong). TCL also has other business activities relating to contract manufacturing, property development and investment in the PRC. This segment was classified as a discontinued operation during the financial year of 2009. In 2010, with the disposal of 580,253,000 shares in TCL by the Company, the Company no longer has significant influence over the operating and financial policies of TCL, and TCL is no longer regarded as a reporting segment of the Group.

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

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
34.	Segment information (cont’d)

			Adjustments		Consolidated
Year ended			and		financial
December 31, 2010	Yuchai	HLGE	eliminations		statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	16,158,415	49,769	—		16,208,184
Inter-segment	—	—	—		—

Total revenue	16,158,415	49,769	—		16,208,184

Results
Interest income	60,285	1,169	265	(1)	61,719
Interest expense	(122,178)	(15,791)	10,434	(1)	(127,535)
Impairment of property, plant and equipment	(1,372)	—	—		(1,372)
Depreciation and amortisation	(279,295)	(4,749)	(2,096	)(2)	(286,140)
Share of profits of associates	(661)	540	—		(121)
Share of losses of joint ventures	(13,498)	6	(40,410	)(9)	(53,902)
Income tax (expense)/ credit	(286,554)	9,180	(50,572	)(3)	(327,946)

Segment profit	1,851,597	(23,787)	(62,607	) (4)	1,765,203

Total assets	15,194,764	518,462	533,037	(5)	16,246,263

Total liabilities	9,201,795	595,542	(337,001	)(6)	9,460,336

Other disclosures
Investment in associates	1,661	36,949	—		38,610
Investment in joint ventures	245,827	126,924	141,562	(8)	514,313
Capital expenditure	625,773	3,833	20	(7)	629,626

Inter-segment revenues are eliminated upon consolidation and reflected in the ‘adjustments and eliminations’ column. All other adjustments and eliminations are part of detailed reconciliations presented further below.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
34.	Segment information (cont’d)

				Adjustments		Consolidated
Year ended			TCL	and		financial
December 31, 2009	Yuchai	HLGE	(Discontinued)	eliminations		statements
	Rmb’000	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	13,161,087	14,816	—	—		13,175,903
Inter-segment	—	—	—	—		—

Total revenue	13,161,087	14,816	—	—		13,175,903

Results
Interest income	29,674	1,788		114	(1)	31,576
Interest expense	(72,069)	(21,160)		15,736	(1)	(77,493)
Impairment of property, plant and equipment	(7,785)	—	—	—		(7,785)
Depreciation and amortisation	(275,240)	(2,659)	—	(7,415	)(2)	(285,314)
Share of profits of associates	2,714	240	—	—		2,954
Share of losses of joint ventures	(83)	(15,917)	—	—		(16,000)
Income tax (expense)/ credit	(130,430)	702		(17,495	)(3)	(147,223)

Segment profit	1,027,837	(24,323)	—	(36,846	)(4)	966,668

Total assets	11,905,224	521,469	321,487	557,531	(5)	13,305,911

Total liabilities	7,333,157	596,377	—	(33,413	)(6)	7,896,121

Other disclosures
Investment in associates	5,615	34,029	—	—		39,644
Investment in joint ventures	67,418	129,570	—	171,037	(8)	368,025
Capital expenditure	734,555	46,778	—	—		781,333

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
34.	Segment information (cont’d)

				Adjustments		Consolidated
Year ended			TCL	and		financial
December 31, 2008	Yuchai	HLGE	(Discontinued)	eliminations		statements
	Rmb’000	Rmb’000	Rmb’000	Rmb’000		Rmb’000
Revenue
External customers	10,384,022	20,766	—	—		10,404,788
Inter-segment	—	—	—	—		—

Total revenue	10,384,022	20,766	—	—		10,404,788

Results
Interest income	8,623	5,153	—	1,452	(1)	15,228
Interest expense	(134,245)	(36,497)	—	20,333	(1)	(150,409)
Goodwill impairment	(5,675)	—	—	—		(5,675)
Impairment of property, plant and equipment and prepaid operating assets	(69,930)	—	—	—		(69,930)
Depreciation and amortisation	(262,633)	(2,381)	—	(7,614	)(2)	(272,628)
Share of profits of associates	1,761	956	—	—		2,717
Share of profits of joint ventures	—	13,692	—	—		13,692
Income tax (expense)/credit	(95,249)	5	—	(15,282	)(3)	(110,526)

Segment profit	507,777	(4,388)	—	(21,647	)(4)	481,742

Total assets	8,539,153	595,329		833,162	(5)	9,967,644

Total liabilities	4,770,199	639,874	—	(57,388	)(6)	5,352,685

Other disclosures
Investments in associates	7,261	33,896	287,443	—		328,600
Investments in joint ventures	—	164,979	—	171,037	(8)	336,106
Capital expenditure	728,572	2,099	—	—		730,671

(1)	Included here are interest income and expense of the holding entity’s interest income and expense and inter-segment interest income and expense that are eliminated on consolidation.

(2)
Included here are the depreciation of the holding entity’s fixed assets and additional depreciation on HLGE’s investment property and property, plant and equipments valued at fair value in excess of costs.

(3)	This relates mainly to the withholding tax provisions for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.

(4)	Profit for each operating segment does not include income tax expense and (loss)/profit after tax for the year from discontinued operations.

(5)	Segment assets included goodwill and other assets of holding entity and increase in value of HLGE’s property, plant and equipment based on fair value in excess of costs.

(6)	Segment liabilities consist of the liabilities of the holding entity.

(7)	Included here are capital expenditures incurred by the holding entity.

(8)	Included here are HLGE’s share of its joint ventures’ property, plant and equipments valued at fair value in excess of costs.

(9)	Included here are HLGE’s share of additional depreciation on its joint ventures’ property, plant and equipments valued at fair value in excess of costs.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
34.	Segment information (cont’d)
Geographic information
Revenues from external customers:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

China	13,162,087	16,176,305	2,467,254
Other countries	13,816	31,879	4,862

Total	13,175,903	16,208,184	2,472,116

The revenue information above is based on the location of the customer.
Revenue from one customer group amounted to Rmb 3,313,432 (US$505,374) (2009: Rmb 2,496,199), arising from sales by Yuchai segment.
Non-current assets

	1.1.2009	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated)	(Restated)

China	3,237,063	3,891,833	4,419,873	674,131
Other countries	53,627	53,780	40,046	6,108

Total	3,290,690	3,945,613	4,459,919	680,239

Non-current assets for this purpose consist of property, plant & equipment, prepaid operating leases, investment joint ventures, investment properties, intangible asset and goodwill.

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

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2010 of the Group would increase/decrease by Rmb 17.2 million (US$2.6 million) (2009: profit increase/decrease by Rmb 12.9 million).

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

Foreign currency risk (cont’d)
The Group’s exposures to foreign currency are as follows:

	December 31, 2009
			United
	Singapore	Euro	States	Chinese
Group	Dollar	Dollars	Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Other investments	326,058	—	—	—	—
Trade and other receivables	374	9,171	135,981	32,464	—
Cash and cash equivalents	78,372	253	2,636	—	22
Financial liabilities	(492,752)	—	—	—	—
Trade and other payables	(66,889)	—	(55,095)	(1,446)	(19)

In Rmb’000	(154,837)	9,424	83,522	31,018	3

In US$’000	(23,616)	1,437	12,739	4,731	—

	December 31, 2010
			United
	Singapore	Euro	States	Chinese
Group	Dollar	Dollars	Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Other investments	59,615	—	—	—	—
Trade and other receivables	424	20,072	122,757	35,290	18
Cash and cash equivalents	90,804	—	3,117	—	—
Financial liabilities	(152,772)	—	—	—	—
Trade and other payables	(44,901)	(674)	(48,281)	(4,453)	(20)

In Rmb’000	(46,830)	19,398	77,593	30,837	(2)

In US$’000	(7,143)	2,959	11,835	4,703	—

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000
	Profit	Profit	Profit
	before tax	before tax	before tax

Singapore dollar	(15,484)	(4,683)	(714)
Euro dollar	942	1,940	296
United States dollar	8,352	7,759	1,184
Chinese Renminbi	3,102	3,084	470

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
35.	Financial risk management objectives and policies (cont’d)
Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) equity by the following amount:

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Equity	4,606	5,663	864
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
Credit risk (cont’d)

At December 31, 2010, the Group had approximately top 20 customers (2009: top 20 customers) that owed the Group more than Rmb 346.9 million (US$52.9 million) and accounted for approximately 58% (2009: 70%) of accounts receivables (excluding bills receivables) owing respectively. These customers are located in the PRC. There were 35 customers (2009: 22 customers) with balances greater than 1 million (US$0.1 million) accounting for just over 82.6% (2009: 81.0%) of total accounts receivable (excluding bills receivables). The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 23. The Group does not hold collateral as security.

Cash and fixed deposits are placed with banks and financial institutions which are regulated.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuations in cash flows, and having adequate amounts of committed credit facilities.

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	One year	One to five
As at December 31, 2010	or less	Years	Total
	Rmb’000	Rmb’000	Rmb’000

Financial assets:
Trade and bill receivables	4,234,475	—	4,234,475
Other receivables:
Staff advances	3,649	—	3,649
Amounts due under guarantee contracts, net	12,129	—	12,129
Associates	18,604	—	18,604
Other related parties	50,726	58,914	109,640
Others	126,018	6,619	132,637
Cash and cash equivalents	4,060,990	—	4,060,990

	8,506,591	65,533	8,572,124

Financial liabilities:
Interest-bearing loans and borrowings	423,543	201,850	625,393
Preference shares	—	861	861
Trade and other payables	7,891,357	—	7,891,357
Finance lease liabilities	9,743	18,008	27,751

	8,324,643	220,719	8,545,362

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
35.	Financial risk management objectives and policies (cont’d)
Liquidity risk (cont’d)

	One year	One to five
As at December 31, 2009	or less	years	Total
	Rmb’000	Rmb’000	Rmb’000

Financial assets:
Trade and bill receivables	2,506,701	—	2,506,701
Other receivables:
Staff advances	7,394	—	7,394
Amounts due under guarantee contracts, net	12,557	—	12,557
Land deposits	5,000	—	5,000
Associates	44,662	—	44,662
Other related parties	20,310	61,222	81,532
Others	91,627	10,961	102,588
Cash and cash equivalents	3,657,981	—	3,657,981

	6,346,232	72,183	6,418,415

Financial liabilities:
Interest-bearing loans and borrowings	667,173	411,875	1,079,048
Preference shares	485	1,634	2,119
Trade and other payables	6,187,048	—	6,187,048
Finance lease liabilities	9,748	25,243	34,991

	6,864,454	438,752	7,303,206

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
36.	Capital management

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

	31.12.2009	31.12.2010	31.12.2010
	Rmb’000	Rmb’000	US$’000

Interest-bearing loans and borrowings (Note 19)	1,079,048	625,393	95,387
Trade and other payables (Note 29)	6,190,246	7,902,317	1,205,283
Less: cash and cash equivalents (Note 25)	(3,657,981)	(4,060,990)	(619,393)

Net debt	3,611,313	4,466,720	681,277
Equity	5,409,790	6,785,927	1,035,007

Total capital and net debt	9,021,103	11,252,647	1,716,284

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ending December 31, 2010 and 2009.
37.	Fair values of financial instruments
Fair value hierarchy

The Group classifies fair value measurement using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 —	Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
37.	Fair values of financial instruments (cont’d)
Fair value hierarchy (cont’d)

The Group has a financial asset in level 1. The Group owns shares in Thakral Corporation Ltd (“TCL”), which is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. As at 31 December 2010, the Group classified the investment as held for trading and measured the investment at fair value through profit or loss. The Group does not have any financial instruments in level 2 and level 3 of the hierarchy.

Fair value of financial instruments by classes that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value.

The Group’s financial assets consists of the carrying amounts of trade and bills receivables, other receivables, cash and cash equivalents, interest-bearing loans and borrowings, trade and other payables and other finance lease liabilities approximate their fair value due to their short term nature.

Other financial assets and liabilities

The carrying amounts of other receivables (long-term) and interest bearing loans and borrowings (long-term) approximate their fair value as their interest rates approximates the market lending rate.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
38.	Events after the balance sheet date
(a)	S$30.0 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”)

On March 11, 2011, the Company entered into a new facility agreement with BOTM to re-finance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$30.0 million with three-year duration from March 18, 2011 to March 18, 2014. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia Ltd. (“HLA”) retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

(b)	US$30.0 million credit facility with Sumitomo

On March 18, 2011, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$30.0 million to refinance the US$30.0 million facility that was due to mature on March 25, 2011. The facility is available for three years from the date of the facility agreement and will be utilised by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as at 30 June and 31 December of each year not less than US$200 million and the ratio of our total consolidated net debt (as defined in the agreement) to consolidated tangible net worth as at 30 June and 31 December of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year.

(c)	Changes in shareholding of HLGE

With the conversion of 17,234,000 Existing HLGE RCPS B into HLGE ordinary shares on the Mandatory Conversion Date, the Company’s shareholding interest in HLGE increased from 47.4% to 48.4% with effect from March 24, 2011 upon receipt of regulatory approval.

China Yuchai International Limited
Notes to the Consolidated Financial Statements
(Rmb and US$ amounts expressed in thousands, except per share data)
38.	Events after the balance sheet date (cont’d)
(d)	Yuchai Rmb 1 billion short-term financing bonds

Yuchai has received approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated unsecured short term financing bonds amounting to Rmb 1.7 billion (“Bonds”). The Bonds are to be issued in two tranches. The first tranche of the Bonds amounting to Rmb 1 billion was issued on March 9, 2011 and will mature on March 9, 2012. The par value and issue price of each Bond is Rmb 100. The first tranche of the Bonds bears a fixed annual interest rate of 4.59%. Yuchai intends to issue the second tranche of the Bonds with a principal amount of Rmb 700 million in China at a later date, subject to market conditions. Subscription to and trading of the Bonds is only available in China to institutional investors of China’s National Inter-bank Bond Market. The lead underwriter and bookrunner for the first tranche of the Bonds was the Industrial and Commercial Bank of China. All the proceeds from the issuance of the Bonds are to be used by Yuchai as working capital.

(e)	Sale and leaseback agreement

On January 2011, Yuchai terminated the sale and leaseback agreement signed with CDB Leasing Company Limited (“CDB”) in 2009. YAMC repaid approximately RMB28 million in a lump sum to CDB for redemption of the full ownership of the finance lease assets.

(f)	Sale of Guilin office building

On April 27, 2011, Guangxi Yulin Hotel Company Limited entered into a sale and purchase agreement with a third party to sell its office building located in Guilin, Guangxi province for a total consideration of Rmb 120 million, where Rmb 60 million of down payment will be paid within 15 working days from the contract date, and the remaining Rmb 60 million will be paid by November 30, 2011.