Form 20-F
period 2011-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2012-04-19
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

16 Raffles Quay #39-01A

Hong Leong Building

Singapore 048581

+65-6220-8411

(Address and Telephone Number of Principal Executive Offices)

Leong Kok Ho

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

As of December 31, 2011, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Certain Definitions and Supplemental Information

All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollars,” “dollars,” “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to Singapore dollars, the legal tender currency of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollars at the rate of Rmb 6.3016 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on March 1, 2012 and (ii) from Singapore dollar to US dollars at the rate of S$1.2474 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 1, 2012. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into US dollars at rates specified herein or any other rate.

Our consolidated financial statements are reported in Renminbi and prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We adopted IFRS effective as of and for the fiscal year ended December 31, 2009 by applying IFRS 1: First Time Adoption of International Reporting Standards. For the years prior to 2009, we prepared our financial statements, in accordance with accounting principles generally accepted in the United States (“US GAAP”), which differs in certain significant respects from and is not comparable with IFRS. Totals presented in this Annual Report may not correctly total due to rounding of numbers. References to a particular fiscal year are to the period ended December 31 of such year.

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

As of December 31, 2011, 37,267,673 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year were 37,267,673. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 37,267,673 for 2011. As of March 1, 2012, 37,267,673 shares of our Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding.

In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2012 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

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

•

the effects of a significant slowdown in the global economy and heightened market volatility in 2011 caused by various factors, including the sovereign debt crisis in Europe, a possible breakup of the eurozone, the continuing geopolitical unrest in the Middle East and recent tensions over Iran’s nuclear capabilities, and their possible impact on world oil supply and on our business, operating results and growth rates;

•	the effects of competition in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•

the effects of previously reported material weaknesses and current material weakness in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivable;

•	our dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	our ability to successfully manufacture and sell our diesel engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of inflation on our financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

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

•	the ability of HLGE to repay their debt obligations to us which may have a material adverse effect on the value of our investment in HLGE;

•

the effects of changes to the international, regional and economic climate and market conditions in countries where the HLGE group’s hospitality operations are located, as well as related global economic trends that adversely impact the travel and tourism industries;

•

the outbreak of communicable diseases, such as the Influenza A (H1N1) virus and the Avian flu (H1N5), if not contained, and its potential effects on the operations of the HLGE group and its business in the hospitality industry; and

•

the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2010 and 2011, and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2009, and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the year ended December 31, 2009 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2008, 2009, 2010 and 2011 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2009 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2008 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to US GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2009, 2010 and 2011 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

Our selected consolidated statement of income data, selected consolidated statement of financial position data and selected consolidated statement of cash flows data for the year ended December 31, 2007 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the year ended December 31, 2007 were prepared in accordance with US GAAP, which differs in certain significant respects from and is not comparable with IFRS, and are therefore presented separately.

We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. Our ownership interest in Yuchai is our main business asset. As a result, our financial condition and results of operations depend primarily upon Yuchai’s financial condition and results of operations, and the implementation of the Reorganization Agreement, as amended by the Cooperation Agreement.

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2011, we had a 49.4% interest in the outstanding ordinary shares of HLGE and a 12.2% interest in the outstanding ordinary shares of TCL. As of April 4, 2012, our interest in the outstanding ordinary shares of HLGE had decreased from 49.4% to 48.9%, and our interest in the outstanding ordinary shares of TCL remained unchanged at 12.2%.

Relating to our interest in HLGE:

On January 16, 2012, 24,189,170 Series B redeemable convertible preference shares were mandatorily converted into 24,189,170 new ordinary shares in the capital of HLGE resulting in our shareholding interest in HLGE decreasing from 49.4% to 48.1%. On March 5, 2012, upon the transfer of one Series A redeemable convertible preference share (“Series A RCPS”) to Venture Delta Limited, our wholly-owned subsidiary, Grace Star Services Limited and Venture Delta sent requisition notices to HLGE’s Board of Directors requesting for the convening of a meeting of the holders of the Series A RCPS to propose the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE in accordance with HLGE’s articles of association. On March 15, 2012, pursuant to the receipt of the requisition notices from Grace Star and Venture Delta, HLGE’s Board of Directors announced that a meeting of the holders of the Series A RCPS will be convened on March 30, 2012 to approve the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE. At the meeting on March 30, 2012, the holders of the Series A RCPS approved the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE. On April 4, 2012, as a result of the conversion of all the outstanding Series A RCPS held by Grace Star and Venture Delta into ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased from 48.1% to 48.9%.

In the consolidated financial statements for the year ended December 31, 2007 that were prepared in accordance with US GAAP, we accounted for HLGE as an affiliate under the equity method of accounting. In the consolidated financial statements for the years ended December 31, 2008, 2009, 2010 and 2011 that were prepared in accordance with IFRS, having regard to the potential voting rights attributable to our redeemable convertible preference shares in HLGE, we consider HLGE a subsidiary as we are able to govern the financial and operating policies of HLGE.

Relating to our interest in TCL:

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

Amount in conformity with IFRS:

	IFRS
	Year ended December 31,
	2008	2009	2010	2011	2011
	Rmb	Rmb	Rmb	Rmb	US$
	(in thousands)
Selected Consolidated Statement of Income Data:
Revenue	10,404,788	13,175,903	16,208,184	15,444,428	2,450,874
Gross profit	2,049,136	2,545,818	4,008,931	3,442,279	546,254
Research and development costs	(184,794)	(297,259)	(324,123)	(328,140)	(52,072)
Other operating income, net	19,460	77,555	87,628	73,078	11,596
Operating profit	615,742	854,257	1,949,672	1,535,088	243,603
Share of results of associates and joint ventures	16,409	(13,046)	(54,023)	(79,632)	(12,637)
Profit before tax from continuing operations	481,742	966,668	1,765,203	1,299,282	206,183
Income tax expense	(110,526)	(147,223)	(327,946)	(226,780)	(35,988)
Profit from continuing operations	371,216	819,445	1,437,257	1,072,502	170,195
(Loss)/profit after tax for the year from discontinued operations	(33,985)	13,022	12,655	—	—
Profit for the year	337,231	832,467	1,449,912	1,072,502	170,195
Attributable to owners of the parent	240,036	628,331	1,117,297	818,532	129,893
Non-controlling interests	97,195	204,136	332,615	253,970	40,302
Basic and diluted earnings per common share attributable to owners of the parent	6.44	16.86	29.98	21.96	3.49

Profit from continuing operations per share	9.96	21.99	38.57	28.78	4.57

Profit for the year per share	9.05	22.34	38.91	28.78	4.57
Weighted average number of shares	37,268	37,268	37,268	37,268	37,268

	As of December 31,
	2008	2009	2010	2011	2011
	Rmb	Rmb	Rmb	Rmb	US$
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	977,190	1,429,011	2,488,296	2,670,372	423,762
Property, plant and equipment	2,548,736	2,975,169	3,276,302	3,748,233	594,807
Trade and bills receivables	2,538,135	2,506,701	4,234,475	6,690,917	1,061,781
Short-term interest-bearing loans and borrowings	1,148,732	667,173	423,543	3,551,848	563,642
Trade and other payables	3,604,128	6,190,246	7,902,317	7,234,151	1,147,986
Total assets	9,967,644	13,305,911	16,246,263	19,151,019	3,039,072
Long-term interest-bearing loans and borrowings	176,756	411,875	201,850	144,883	22,992
Non-controlling interests	1,169,779	1,360,459	1,687,980	1,807,958	286,905
Issued capital	1,724,196	1,724,196	1,724,196	1,724,196	273,613
Equity attributable to owners of the parent	3,445,180	4,049,331	5,097,947	5,542,203	879,491

	Year ended December 31,
	2008	2009	2010	2011	2011
	Rmb	Rmb	Rmb	Rmb	US$
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	697,180	3,969,358	1,464,964	(1,762,386)	(279,674)
Capital expenditures (3)	376,440	788,936	644,305	931,764	147,861

Amount in conformity with US GAAP:

US GAAP
Year ended December 31, 2007
Rmb
(in thousands)
Selected Consolidated Statement of Income Data:
Revenue	9,556,303
Gross profit	1,944,718
Research and development costs	(153,146)
Operating profit	841,556
Other operating income, net	53,554
Share of results of associates and joint ventures	14,048
Earnings before income taxes and non-controlling interests	783,914
Income tax expense	(68,518)
Income before non-controlling interests	715,396
Non-controlling interests in income of consolidated subsidiaries	(189,927)
Net income	525,469
Basic and diluted earnings per common share	14.10
Weighted average number of shares	37,268

As of December 31, 2007
Rmb
(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	1,028,732
Property, plant and equipment	2,158,246
Trade and bills receivables	3,107,785
Short-term bank loans	819,164
Trade accounts payables	2,509,962
Total assets	9,579,184
Long-term bank loans	767,929
Non-controlling interests	849,527
Issued capital	1,724,196
Total Shareholders’ equity	3,294,465

Year ended December 31, 2007
Rmb
(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	84,554
Capital expenditures (3)	265,258

(1)

The Company’s functional currency is U.S. dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 6.3016 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 1, 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate prevailing on March 1, 2012 or any other date. The rate quoted by the People’s Bank of China at the close of business on December 30, 2011 was Rmb 6.3009 = US$1.00.

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

Chinese laws and regulations applicable to a Sino-foreign joint stock company require that before Yuchai distributes profits, it must (i) recover losses in previous years; (ii) satisfy all tax liabilities; and (iii) make contributions to the statutory reserve fund in an amount equal to 10% of net income for the year determined in accordance with generally accepted accounting principles in the PRC, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50% of the registered capital of Yuchai.

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

The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Financial Year	Dividend paid by the Company to its shareholders for the financial year / in the financial year (per share)	Dividend paid by Yuchai to the Company (1) for the financial year / in the financial year (in thousands)
2007	US$0.10 (2)	Rmb 108,313 (US$15,811) (3)
2008	US$0.10 (4)	Rmb 72,284 (US$10,564) (5)
2009	US$0.10 (6)	Rmb 144,565 (US$21,130) (7)
2010	US$0.25 (8)	Rmb 451,775 (US$69,213) (9)
2011	US$1.50 (10)	Not yet declared.

(1)

Dividends paid by Yuchai to us, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in US dollars (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for financial years 2007, 2008, 2009 and 2010, the exchange rate used was Rmb 6.8505 = US$1.00, Rmb 6.8425 = US$1.00, Rmb 6.8417 = US$1.00 and Rmb 6.5273 = US$1.00 respectively.

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
(10)

On May 11, 2011, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$1.00 per ordinary share amounting to a total of US$55.9 million in respect of the fiscal year ended December 31, 2010. This dividend was paid to the shareholders on May 31, 2011.

Historical Exchange Rate Information

On December 30, 2011, the PBOC rate was Rmb 6.3009 = US$1.00. On March 30, 2012, the PBOC rate was Rmb 6.2943 = US$1.00.

On December 30, 2011, the noon buying rate was Rmb 6.2939 = US$1.00. On March 30, 2012, the noon buying rate was Rmb 6.2975 = US$1.00.

The following tables set forth certain information concerning exchange rates between Renminbi and US dollars based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	High	Low
October 2011	6.3825	6.3534
November 2011	6.3839	6.3400
December 2011	6.3733	6.2939
January 2012	6.3330	6.2940
February 2012	6.3120	6.2935
March 2012	6.3315	6.2975

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	Period End	Average (2)	High	Low

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012 (through March 30, 2012)	6.2975	6.3078	6.3330	6.2935

(1)

The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of December 30, 2011 was Rmb 6.3009 compared with Rmb 6.2939 for the noon buying rate (average) for the year ended December 30, 2011.

(2)	Determined by averaging the rates on each business day of each month during the relevant period.

Risk Factors

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

Our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 12,998,040, or 34.9%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.0% of the outstanding shares of our Common Stock and has since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 13.9% of the outstanding shares of our Common Stock. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte Ltd. or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our bye-laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders.

As described above, HL Technology, a subsidiary of Hong Leong Asia, owns 7,831,169 shares of our Common Stock, as well as the special share. If HL Technology reduces its shareholding to less than 7,290,000 shares of our Common Stock, our Bye-Laws provide that the special share held by HL Technology will cease to carry any rights, and Hong Leong Asia may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — The Special Share.” If HL Technology sells or disposes of all of the shares of our Common Stock, we cannot determine what control arrangements will arise as a result of such sale or disposal (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our financial condition, results of operations, business, prospects or share price.

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

There continues to be volatility in the market price for our Common Stock. The market price could fluctuate substantially in the future in response to a number of factors, including:

•	our interim operating results;

•	the public’s reaction to our press releases and announcements and our filings with the SEC;

•	changes in financial estimates or recommendations by stock market analysts regarding us, our competitors or other companies that investors may deem comparable;

•	operating and stock price performance of our competitors or other companies that investors may deem comparable;

•	political, economic, and social conditions in China;

•

changes in general economic conditions, especially a significant slowdown in the global economy arising from the sovereign debt crisis in Europe with a possible breakup of the eurozone, the continuing geopolitical unrest in the Middle East and recent tensions over Iran’s nuclear capabilities and the possible impact on world oil supply;

•	future sales of our Common Stock in the public market, or the perception that such sales could occur; or

•	the announcement by us or our competitors of a significant acquisition.

As a result of the global financial crisis in the third quarter of 2008, global stock markets experienced extreme price and volume fluctuations which had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. According to the World Bank’s Global Economic Prospects 2011, by the end of 2010, many emerging world economies had recovered or were close to resuming the growth potential they had attained prior to the crisis. The world economy was then moving from a post-crisis bounce back phase of the recovery to slower but solid growth in 2011, with developing countries contributing almost half of the global growth. However, according to the World Bank’s Global Economic Prospects 2012, the world economy has now entered a very difficult phase characterized by significant downside risks and fragility due to spreading of the financial turmoil in Europe arising from the sovereign debt crisis, to developing and high income countries, which had hitherto been unaffected. Despite a strengthening of activity in the United States, global growth and world trade have slowed sharply. At the same time, growth in several major developing countries such as Brazil and India is significantly slower than it was earlier in the recovery, mainly reflecting domestic policy tightening initiated in late 2010 and early 2011 to combat rising inflationary pressures. As a result, borrowing costs in many parts of the world have increased while capital flows to developing countries have fallen sharply and world markets have slumped. There is real concern that the eurozone crisis together with the slow growth in developing countries could complicate efforts to restore market confidence. If the situation in Europe continues to deteriorate, China’s export growth would be adversely affected which would have a negative impact on its economy. Further threatening a recovery in the world economy, the continuing geopolitical unrest in the Middle East and recent tensions in Iran over its nuclear capabilities have resulted in volatility in oil prices due to concerns over a possible disruption in world oil supply. All of these factors working together may result in market fluctuations which may materially adversely affect our stock price.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2011. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our Company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules”.

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

Our operations and performance depend significantly on worldwide economic conditions. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand. As a result, the performance of the Chinese economy will likely affect, to a significant degree, our financial condition, results of operations, business and prospects. For example, the various measures taken by the Chinese government from time to time to regulate economic growth and control inflation have in prior periods significantly weakened demand for trucks in China, and may have a similar effect in the future. In particular, recent measures adopted by the Chinese government restricting access to credit and slowing the rate of fixed investment (including infrastructure development) adversely affect demand for, and production of, trucks and other commercial vehicles. Uncertainty and adverse changes in the Chinese economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.

According to the World Bank’s Global Economic Prospects 2012, the world economy has now entered a very difficult phase characterized by significant downside risks and fragility due to spreading of the financial turmoil in Europe arising from the sovereign debt crisis to developing and high income countries, which had hitherto been unaffected. If the situation in Europe continues to deteriorate, China’s export growth would be adversely affected which would have a negative impact on its economy. The International Monetary Fund had in its report issued on February 6, 2012, lowered its forecast for China’s economic growth in 2012 to 8.2% from 9% and warned that a deterioration in the eurozone debt crisis could, in the worst case scenario, result in the projected growth rate of 8.2% being cut by half. On March 5, 2012, at Chinese Premier Wen Jiabao’s annual address to open the National People’s Congress in Beijing, he announced that the growth target for China in 2012 had been revised downwards to 7.5 % in part due to the eurozone crisis as well as a change in China’s growth model and adjustment of its economic structure. Notwithstanding these projections and that the pace of economic growth in China has slowed from 10.4% in 2010 to 9.2% in 2011 (Source: China’s National Bureau of Statistics), the economic prospects for China in 2012 remain positive although risks still remain from inflationary pressures and asset bubbles in certain sectors of the economy. Uncertainty and adverse changes in the economy could increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments. If there are reductions in consumer or corporate spending as a result of changes in the macroeconomic environment, our revenues and gross margins could be adversely affected. Any inability of current and/or potential customers to pay us for our products may adversely affect our earnings and cash flow.

The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. In 2008, there was a slow-down in commercial vehicle sales, in particular there was a dramatic decline in the second half of 2008 mainly due to the negative effects of the global financial crisis in the third quarter of 2008 and also the implementation of the National III emission standards on July 1, 2008 which resulted in advance purchases of National II emission standard trucks in the first half of 2008. (Source: China Automotive Industry Newsletter for 2008). The overall sales of commercial vehicles between January and November 2009 increased 28% to approximately 3.3 million units, compared to the same period in 2008 (Source: China Association of Automobile Manufacturers). This was partly due to the Chinese government’s stimulus measures to counter the effects of the global financial crisis and maintain economic stability as well as the evolving emission standards for automotive vehicles which contributed to the demand for new vehicles. Commercial vehicle sales in 2010 rose to a new peak of over 4.3 million units, an increase of 30% over 2009 but growth in the Chinese automotive market slowed in 2011, with a year-on-year increase in sales of only 2.45%, the lowest growth in 13 years (Source: China Association of Automobile Manufacturers) . The slow-down in the automotive market in 2011 extending into the first quarter of 2012 is attributed to a variety of factors, including new national macroeconomic policies such as the removal of subsidies for car purchases, the directive from the Chinese Ministry of Commerce and National Development and Reform Commission in late 2011 that foreign investment in the automotive sector would no longer be automatically encouraged and the introduction of policies to curb automotive growth in Beijing and other major cities.

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. China’s 12th Five-Year Plan targets a 16% and 17% reduction in energy use and carbon dioxide emissions respectively per unit of economic output by 2015. Out of seven strategic investment areas identified under the 12th Five-Year Plan, three relate to energy, namely clean energy, energy conservation and clean energy vehicles. We cannot assure you that the Chinese government will not change its policy in the future to further de-emphasize the use of diesel engines, and any such change will adversely affect our financial condition, results of operations, business or prospects.

Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.

We own 76.4% of the outstanding shares of Yuchai, and one of our primary sources of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber Investments Limited, or Coomber, entered into the Reorganization Agreement in April 2005, as amended in December 2005 and November 2006, and agreed on a restructuring plan intended to be beneficial to our shareholders. In June 2007, we, along with Yuchai, Coomber and the State Holding Company, entered into the Cooperation Agreement. The Cooperation agreement amends certain terms of the Reorganization Agreement and as so amended, incorporates the terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the State Holding Company to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million that was due from Yuchai. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.” No assurance can be given as to when the business expansion requirements relating to Yuchai as contemplated by the Reorganization Agreement and the Cooperation Agreement will be fully implemented, or that implementation of the Reorganization Agreement and the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.

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

We have identified a material weakness in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements in the future, or cause us not to be able to provide timely financial information, which may cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

We restated our consolidated financial statements for the year ended December 31, 2005, and reported material weaknesses in our internal control over financial reporting and concluded that as of December 31, 2005 to 2010, our disclosure controls and procedures were not effective and as of December 31, 2006 to 2010, our internal control over financial reporting was not effective. In addition, in connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this Annual Report, management has identified a material weakness in identification and elimination of intercompany transactions and balances at Yuchai and has concluded that as of December 31, 2011, our disclosure controls and procedures and internal control over financial reporting were not effective. Our current independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011. See “Item 15. Controls and Procedures.”

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

Our sales are concentrated among the Dongfeng Group which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2011, sales to the Dongfeng Group accounted for 19.6% of our total net revenues, of which sales to our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 4.2% and 5.0% respectively. Although we consider our relationship with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our financial condition, results of operations, business or prospects.

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

In addition, if restrictions on the import of motor vehicles and motor vehicle parts into China are reduced, foreign competition could increase significantly. An increase in competition as a result of these various factors operating singly or together may adversely affect our financial condition, results of operations, business or prospects as a result of lower gross margins, higher fixed costs or decreasing market share.

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

In 2011, due to a softening in the commercial vehicle market in China, our net sales during fiscal year 2011 decreased by 4.7%. (Source: China Association of Automobile Manufacturers) We cannot assure you that we will be able to increase our net sales or maintain our present level of net sales. For example, we may not be able to increase our net sales commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued economic growth in China. The global financial crisis had an adverse impact on the economic growth outlook for China in 2008 and in response, the Chinese government, on November 10, 2008 announced a 4 trillion yuan stimulus package with an aim to maintain economic stability and development through spending on infrastructure projects. In March 2009, at the 11th National People’s Congress, the Chinese government further outlined a package of measures to drive economic growth. In addition, the Chinese government also announced that a total of Rmb 908 billion of the central government investments in 2009 would be spent on key infrastructure construction, technology innovation, environmental protection and low-income housing. The stimulus measures adopted by the Chinese government to ensure continued economic growth have had a positive effect on the economy. On December 3, 2010, the Chinese government announced a shift in its monetary policy to a prudent monetary policy in 2011 in an effort to rein in liquidity, combat accelerating inflation and limit the risk of asset bubbles. In 2011, China raised interest rates three times and increased the reserve requirement ratio for banks six times to control rising inflation and soak up excess liquidity. At the annual economic conference chaired by President Hu JinTao in December 2011, it was announced that China would maintain a prudent monetary policy focusing on guaranteeing the steady growth of China’s economy in 2012 against the backdrop of a grim and uncertain world economy. On February 18, 2012, the People’s Bank of China cut the reserve requirements ratio for banks by 50 basis points in an effort to increase the lending capacity of its financial institutions. According to the World Bank’s Global Economic Prospects 2012, the world economy has now entered a very difficult phase characterized by significant downside risks and fragility. The financial turmoil in Europe arising from the sovereign debt crisis has already impacted on China’s export growth which in turn would affect its economy. The International Monetary Fund had in its report issued on February 6, 2012, lowered its forecast for China’s economic growth in 2012 to 8.2% from 9% and warned that a deterioration in the eurozone debt crisis could, in the worst case scenario, result in the projected growth rate of 8.2% being cut by half. On March 5, 2012, at Chinese Premier Wen Jiabao’s annual address to open the National People’s Congress in Beijing, he announced that the growth target for China in 2012 had been revised downwards to 7.5 % in part due to the eurozone crisis as well as a change in China’s growth model and adjustment of its economic structure. Even with the release of liquidity by the European Central Bank through its long term refinancing operations in December 2011 and February 2012 to the banking sector alleviating the tight monetary conditions, it is uncertain how long the eurozone crisis will continue for and what the resultant impact will be.

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

Furthermore, we have acquired in the past, and may acquire in the future, equity interests in engine parts suppliers and logistics and marketing companies. If we are unable to effectively manage or assimilate these acquisitions, our financial condition, results of operations, business or prospects could be adversely affected. See “Item 4. Information on the Company — Products and Product Development — Yuchai.”

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

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province, which have been duly incorporated. The joint venture companies were to be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. After some initial delays, the second and third generation prototype 4D20 diesel engines designed for passenger vehicles to be produced by the joint venture companies are undergoing developmental tests which are scheduled to be completed at the end of 2012. On December 11, 2009, Yuchai entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) to establish a new joint venture company in China to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar diesel engines and components. The new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd. was incorporated on April 7, 2010 in Suzhou, Jiangsu province. Operations at a temporary workshop commenced in 2011 pending completion of the construction of the permanent factory located in the Suzhou Industrial Park. Full operations at the permanent factory are expected at the end of 2012. On August 11, 2009, Yuchai, pursuant to a Framework Agreement entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd and Chery Automobile Co., Ltd., and Shenzhen City Jiusi Investment Management Co., Ltd incorporated Y & C Engine Co., Ltd. in Wuhu City, Anhui Province to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of the joint venture company is the production of YC6K diesel engines. The full production line commenced operations in December 2010. In March 2012, we announced that Yuchai will be constructing a new facility at its main manufacturing facility at Yulin City, Guangxi Province to develop and produce a full portfolio of natural gas powered engines to complement its existing suite of diesel engines. The main applications of the gas engines are in the large bus, mid- to heavy-duty truck, power generator and marine sectors. See “Item 4. Information on the Company — Products and Product Development — Yuchai” for more information. There can be no assurance that these joint ventures or our initiative to enter the natural gas engine market will be successful or profitable.

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

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars, Singapore dollars or Renminbi. In 2011, Yuchai issued Rmb-denominated unsecured short-term financing bonds in China amounting to Rmb 2.4 billion upon the receipt of approval from China’s National Association of Financial Market Institutional Investors at interest rates ranging from 4.59% to 5.77% per annum. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollars and US dollars, may increase our borrowing costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects. In particular, our financial condition, results of operations, business or prospects could be adversely affected by a devaluation of the Renminbi.

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollar. From July 20, 2005 to December 31, 2011, Renminbi appreciated about 31.5% against the US dollar. From December 31, 2008 to December 31, 2011, Singapore dollar appreciated about 11.0% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of Renminbi, Singapore dollar and other currencies could have an adverse effect on our financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation which has resulted in a decrease in the rate of inflation. The global economic crisis resulted in a slowing of the rate of inflation in January 2009 and thereafter into negative territory until November and December 2009 according to the National Bureau of Statistics. In 2010, the annual inflation rate was 3.3% which increased to 5.4% in 2011 leading to the Chinese government raising lending interest rates and the reserve requirements for banks six times in 2011 to counter accelerating inflation. The inflation rate for January and February 2012 was 4.5% and 3.2% respectively according to the National Bureau of Statistics. The Chinese government has pledged to maintain a prudent monetary policy in 2012 against an uncertain and grim global economic outlook but the effects of any easing of its monetary policy to boost growth and create jobs may result in inflationary pressures which could cause our costs for raw materials required for the production of products to increase. This coupled together with the current volatility in oil prices caused by recent tensions over Iran’s nuclear capabilities and the impact on world oil supply could result in an increase in energy prices which would adversely affect our financial condition and results of operations if we cannot pass these added costs on to customers.

We may be adversely affected by environmental regulations.

We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations.] However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

The manufacture and sales of Euro 0 and Euro I engines in major urban areas became unlawful after August 31, 2004. After that date, the engines equipped with Euro 0 and Euro I engines are not permitted to be sold and used in major urban areas. The manufacture and sale of Euro II engines was phased out from June 30, 2008. In July 2008, China officially implemented the National III emission standards throughout China. The increasingly stringent emission standards led to the early implementation of the National IV emission standards in the main cities of Beijing in 2008, Shanghai in 2009 and Shenzhen and Guangzhou in 2010. The National IV emission standards are targeted to be implemented throughout China nationwide in July 2013. While Yuchai produces diesel engines compliant with National IV emission standards, and has the ability to produce diesel engines compliant with National V and VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with better fuel efficiency, there can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

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

Since the late 1970s, the Chinese government has been reforming the Chinese economic system from a planned economy to a market-oriented economy. In recent years, the Chinese government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the Chinese economy and a higher level of management autonomy. These reforms have resulted in significant economic growth and social progress, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. For example, the Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb property, stock market speculation and inflation. Severe measures or other actions by the Chinese government, such as placing additional controls on the prices of diesel and diesel-using products, could restrict our business operations and adversely affect our financial position. Although we believe that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect in the longer term on economic development in Mainland China and that we will continue to benefit in the longer term from these policies and measures, these policies and measures may, from time to time, be modified or reversed. In his annual address to open the National People’s Congress in Beijing on March 5, 2012, Chinese Premier Wen Jiabao stated that while China faced many difficulties and challenges resulting in a revision in its growth rate to 7.5% for 2012, the focus would be on economic expansion and steady growth in accordance with the guidelines as set out in the 12th Five-Year Plan. The Chinese government has begun preparations for a major leadership change at the 18th National Congress of the Chinese Communist Party later in 2012 and changes to existing economic policies may be implemented by the new leadership. Adverse changes in economic and social conditions in Mainland China, in the policies of the Chinese government or in the laws and regulations in Mainland China, could have a material adverse effect on the overall economic growth of Mainland China and in infrastructure investment in Mainland China. These developments could adversely affect our financial condition, results of operations and business, by reducing the demand for our products.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our financial condition, results of operations, business or prospects.

Since the late 1990s, many Asian countries have experienced significant changes in economic conditions, including, for example, substantial depreciation in currency exchange rates, increased interest rates, reduced economic growth rates, corporate bankruptcies, volatility in the market values of shares listed on stock exchanges, decreases in foreign currency turnover and government-imposed austerity measures. The global financial crisis had an adverse impact on China’s economic growth in the third and fourth quarters of 2008 and into early 2009. On November 10, 2008, the Chinese government announced a 4 trillion yuan stimulus package to maintain economic stability and development through spending on infrastructure projects and in March 2009 at the 11th National People’s Congress, further outlined a package of measures to drive economic growth. The measures adopted by the Chinese government to ensure continued economic growth had a positive effect on the economy. On December 3, 2010, the Chinese government announced a shift in its monetary policy from a moderately loose stance to counter the effects of the global financial crisis in 2008, to a prudent monetary policy in 2011 in an effort to rein in liquidity, combat accelerating inflation and limit the risk of asset bubbles. At the annual economic conference chaired by President Hu JinTao in December 2011, it was announced that China would maintain a prudent monetary policy focused on guaranteeing the steady growth of China’s economy in 2012 against the backdrop of a grim and uncertain world economy resulting from the sovereign debt crisis in Europe, continuing geopolitical unrest in the Middle East and recent tensions over Iran’s nuclear capabilities causing volatility in oil prices due to concerns over a possible disruption in world oil supply. On March 5, 2012, at Chinese Premier Wen Jiabao’s annual address to open the National People’s Congress in Beijing, he announced that the growth target for China in 2012 had been revised downwards to 7.5% in part due to the eurozone crisis as well as a change in China’s growth model and adjustment of its economic structure. Demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that adverse economic developments occur in China, our sales may decrease and our financial condition, results of operations, business or prospects could therefore suffer.

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

Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiary, Yuchai, and are denominated in Renminbi, while a portion of our indebtedness is, or in the future may be, denominated in US dollars and other foreign currencies. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes, among other things, foreign direct investment, overseas borrowings by Chinese entities and proceeds of overseas public offering by Chinese entities. Some of the conversions between Renminbi and foreign currency under capital account are subject to the prior approval of the State Administration for Foreign Exchange, or SAFE.

Our Chinese operating subsidiary, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions,” including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account (subject to a cap approved by SAFE) to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. Furthermore, the General Affairs Department of SAFE promulgated a circular in August 2008, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment , acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions and SAFE issued a new circular in July 2011 to further strengthen the control of capital account and conversion of foreign currency into Renminbi. As a result, we may not be able to increase the capital contribution of our operating subsidiary, Yuchai and subsequently convert such capital contribution into Renminbi for equity investment or acquisition in China.

Outbreaks of infectious diseases, such as the Influenza A (H1N1) virus, severe acute respiratory syndrome (SARS) and the Avian flu (H5N1), in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. In a matter of weeks, the H1N1 virus had spread internationally but the symptoms in cases outside of Mexico were milder than world health officials had feared with fewer resulting deaths compared to Mexico, the epicentre of the epidemic. The spread of the virus worldwide caused the World Health Organization (“WHO”) to declare the H1N1 virus outbreak a global pandemic on June 11, 2009. However, the WHO in January 2010 said that the pandemic was easing although it warned of a possible new wave of infections in the northern hemisphere in late winter or early spring. In August 2010, the WHO declared the H1N1 pandemic officially over but anticipated that localized outbreaks with significant levels of H1N1 transmission might occur. The high unpredictability of the future evolution of this new virus and the possibility of a widespread re-occurrence may have a significant impact on global economic activity. In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was brought under control during 2003, there have been a number of cases reported in China and elsewhere in the Asia region since that outbreak. In addition, an infectious strain of influenza known as the Avian flu (H5N1) has also been reported from time to time in China, Hong Kong, Vietnam, and other parts of Asia. In 2011, several deaths as a result of Avian flu were reported in Indonesia and Vietnam. Although according to WHO, the evolution of the H5N1 virus in 2012 will no longer pose an increased risk to public health, potential outbreaks of other infectious diseases could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.

Our auditor engages its network firms in China to audit our China entities and as such network firms are not permitted under Chinese law to be subject to inspection by the Public Company Accounting Oversight Board, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States is registered with the U.S. Public Company Accounting Oversight Board (“PCAOB”). As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and relevant professional standards. Our auditor engages its networks firms in China to audit our China entities and China is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. The inability of PCAOB to conduct inspections of the network firms of our independent registered public accounting firm operating in China makes it more difficult to evaluate the effectiveness of such network firm’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks relating to our investment in HLGE

As of April 4, 2012 we had a 48.9% equity interest in HLGE. On January 13, 2012, HLGE established a trust known as the HL Global Enterprises Share Option Scheme 2006 Trust with Amicorp Trustees (Singapore) Limited (“Trustee”) as the trustee of the trust pursuant to a trust deed dated January 13, 2012 entered into between HLGE and the Trustee. The purpose of the trust is to facilitate the implementation of the HL Global Enterprises Share Option Scheme 2006 (“SOS 2006”) which was adopted by HLGE on September 29, 2006. Pursuant to the terms of the trust deed, the Trustee will, inter alia, acquire and hold existing shares in the capital of HLGE for the benefit of participants who are employees of HLGE and/or its subsidiaries and who have been granted share options under the SOS 2006 and transfer such trust shares to the beneficiaries upon the exercise of their share options under the SOS 2006. On January 13, 2012, Grace Star Services Limited entered into a deed of transfer with the Trustee pursuant to which it transferred 24,189,170 Series B redeemable convertible preference shares in the capital of HLGE to the Trustee for a nominal consideration of S$1.00 for the purpose of the trust. On January 16, 2012, following the increase in the number of issued ordinary shares in HLGE arising from the mandatory conversion of 24,189,170 Series B redeemable convertible preference shares into 24,189,170 new ordinary shares, our shareholding interest in HLGE decreased from 49.4% to 48.1%. On March 5, 2012, upon the transfer of one Series A redeemable convertible preference share (“Series A RCPS”) to Venture Delta Limited, our wholly-owned subsidiary, Grace Star and Venture Delta sent requisition notices to HLGE’s Board of Directors requesting for the convening of a meeting of the holders of the Series A RCPS to propose the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE in accordance with HLGE’s articles of association. Pursuant to the receipt of the requisition notices from Grace Star and Venture Delta, HLGE’s Board of Directors announced on March 15, 2012 that a meeting of the holders of the Series A RCPS will be convened on March 30, 2012 to approve the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE. At the meeting on March 30, 2012, the holders of the Series A RCPS approved the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE. On April 4, 2012, as a result of the conversion of all the outstanding Series A RCPS held by Grace Star and Venture Delta into ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased to 48.9%. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Set forth below are risks related to our equity interest in HLGE.

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

•

the outbreak of communicable diseases, such as the Influenza A (H1N1) virus and the Avian flu (H1N5), which if not contained, could potentially adversely affect the operations of the HLGE group and its business in the hospitality industry; and

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

In February 2012, the HLGE group announced that it had recorded pre-tax losses for the three most recently completed consecutive financial years. The HLGE group will likely require funds for its core businesses and to invest in future growth opportunities. There is no assurance that the HLGE group would be able to generate sufficient internal funds to finance such endeavors. Accordingly, the HLGE group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE may dilute our equity interests in HLGE. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain additional financing where such financing is required on acceptable terms, will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to pursue its growth plans.

The HLGE group may be unable to raise sufficient funds to pay their debt obligations to us.

The HLGE group will require funds to repay its outstanding debt owed to us. On January 19, 2012, we announced the extension of an S$83 million loan to HLGE for another one year from July 2012 to July 2013 on substantially similar terms as the previous loan agreement, except that the interest payable has been reduced from 2.52% per annum to 2.08% per annum. The original amount of the loan was S$93 million which was granted to HLGE by our wholly-owned subsidiary, Venture Lewis Limited (“Venture Lewis”) in February 2009 to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and which matured on July 3, 2009. Venture Lewis held a majority of the bonds. Pursuant to the terms of the original loan agreement entered into in February 2009, on the maturity date of the bonds, HLGE will redeem fully the bonds held by all minority bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on the maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement on an annual basis. An option for HLGE to undertake a partial redemption of the Bonds on a pro-rata basis prior to the maturity date was included in the original loan agreement. On February 19, 2009, HLGE announced an early partial redemption on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding bonds and on March 23, 2009, HLGE effected payment to all bondholders. Under the original loan agreement, the loan was due to be repaid in July 2010 but was extended for one year to July 2011 pursuant to a loan agreement entered into on February 3, 2010. A loan agreement was entered into on January 31, 2011 extending the loan for another year from July 2011 to July 2012. On February 16, 2011, HLGE effected a partial prepayment of S$10 million towards the loan to us reducing the principal amount of the loan from S$93 million to S$83 million. There is no assurance that the HLGE group would be able to generate sufficient internal funds to redeem the outstanding debt owing to us either through disposals of their non-core and non-performing assets or potential merger and acquisition opportunities to grow its earnings base. Failure to obtain sufficient funds to repay outstanding debt will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to repay its outstanding debts owing to us could have a material adverse effect on the value of our investment in the HLGE group.

ITEM 4. INFORMATION ON THE COMPANY

History and Development

The Company

China Yuchai International Limited is a Bermuda holding company established on April 29, 1993 to own a controlling interest in Yuchai. We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. We operate as an exempt company limited by shares under The Companies Act 1981 of Bermuda. Our principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581. Our telephone number is (+65) 6220-8411. Our transfer agent and registrar in the United States is BNY Mellon Shareowner Services. On March 7, 2008, we registered a branch office of the Company in Singapore. On July 28, 2011, we registered a representative office of the Company in Hong Kong.

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

We provide certain management, financial planning and other services to Yuchai and, as of March 1, 2012, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes- Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process.

To our knowledge, since January 2011, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor have we made any public takeover offers in respect of the shares of other companies.

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

In March 2005, we acquired a 15.0% interest in the then capital of TCL through our wholly-owned subsidiary, Venture Delta. Our shareholding in TCL had since changed through various transactions, and as of December 31, 2011, we had a 12.2% interest in the outstanding ordinary shares of TCL.

As part of the business expansion and diversification plan, in February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis. We increased our shareholding in HLGE following the conversion of the preference shares held by Grace Star into ordinary shares of HLGE, and as of December 31, 2011, we had an interest of 49.4% of the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

We have seven directly wholly-owned subsidiaries which hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

On January 16, 2012, following the increase in the number of issued ordinary shares in HLGE arising from the mandatory conversion of 24,189,170 Series B redeemable convertible preference shares into 24,189,170 new ordinary shares, our shareholding interest in HLGE decreased from 49.4% to 48.1%. On March 5, 2012, upon the transfer of one Series A redeemable convertible preference share (“Series A RCPS”) to Venture Delta Limited, our wholly-owned subsidiary, Grace Star and Venture Delta sent in requisition notices to HLGE’s Board of Directors requesting for the convening of a meeting of the holders of the Series A RCPS to propose the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE in accordance with HLGE’s articles of association. Pursuant to the receipt of the requisition notices from Grace Star and Venture Delta, HLGE’s Board of Directors announced on March 15, 2012 that a meeting of the holders of the Series A RCPS will be convened on March 30, 2012 to approve the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE. At the meeting on March 30, 2012, the holders of the Series A RCPS approved the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE. On April 4, 2012, as a result of the conversion of all the outstanding Series A RCPS held by Grace Star and Venture Delta into ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased from 48.1% to 48.9%. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia.

•

As of April 4, 2012, we had a 12.2% equity interest in TCL. The TCL group primarily conducts distribution of consumer electronic products with operations mainly in the PRC (including Hong Kong). TCL also has other business activities relating to strategic property and equity investments.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We account for Yuchai as a subsidiary and hence its financial statements are consolidated into our financial statements. We previously accounted for HLGE as an affiliate under the equity method of accounting. However, having regard to the potential voting rights attributable to our redeemable convertible preference shares in HLGE, we consider HLGE a subsidiary as we are able to govern the financial and operating policies of HLGE. We previously accounted for our investment in the ordinary shares of TCL as an affiliated company using the equity method. An affiliated company is an entity in which we do not have a controlling financial interest but we have the ability to exercise significant influence over its financial and operating policy decisions. On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intended to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). The Placement was conditional upon the completion of the capital reduction and cash distribution exercise. On June 9, 2010, upon the obtaining of the relevant approvals from its shareholders and the legal and regulatory authorities in Singapore, TCL announced that the expected date of payment of the cash distribution of S$0.05 per issued share was July 7, 2010. On July 8, 2010, we announced that we had proceeded to complete the sale of a total of 536,000,000 shares out of 550,000,000 shares available in the Placement in TCL to the various purchasers. Further to the closing of the Placement, our total shareholding in TCL decreased from 34.4% to 13.9%. Subsequently, we sold additional TCL shares in the open market resulting in our shareholding interest in TCL decreasing further from 13.9% to 12.2%. As at December 31, 2011, our shareholding interest in TCL remained unchanged at 12.2% and accordingly, we have classified the said investment in TCL as held for trading for the fiscal year ended December 31, 2011.

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

Our initial shareholders, consisting of HL Technology, Sun Yuan Overseas (BVI) Ltd., or Sun Yuan BVI, the Cathay Investment Fund, Limited, or Cathay, GS Capital Partners L.P., or GSCP, and Coomber, then a wholly-owned subsidiary of China Everbright Holdings and, thus, controlled by China Everbright International Limited, or China Everbright International, made their initial investments in Yuchai in May 1993, when their respective wholly-owned subsidiaries purchased for cash in the aggregate 200 million newly-issued shares of Yuchai (51.3% of the then-outstanding Yuchai Shares). These shareholders exchanged with the Company their shareholdings in their wholly-owned subsidiaries, six companies which held Foreign Shares of Yuchai, for 20 million shares of our Common Stock (after giving effect to a 10-for-1 stock split in July 1994, or the Stock Split). In connection therewith, Yuchai became a Sino-foreign joint stock company and became subject to the laws and regulations relating to joint stock limited liability companies and Sino-foreign joint venture companies in China. Foreign Shares may be held by and transferred to non-Chinese legal and natural persons, subject to the approval of the Ministry of Commerce, the successor entity to the Ministry of Foreign Trade and Economic Cooperation of China, or MOFTEC. Foreign Shares are entitled to the same economic rights as State Shares and Legal Person Shares. State Shares are shares purchased with state assets by government departments or organizations authorized to represent state investment. Legal Person Shares are shares purchased by Chinese legal persons or institutions or social groups with legal person status and with assets authorized by the state for use in business.

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

In connection with our purchase, through our six wholly-owned subsidiaries, of additional Foreign Shares in Yuchai with proceeds of our initial public offering, Yuchai offered additional shares pro rata to its other existing shareholders (30 shares for each 100 shares owned) in accordance with such shareholders’ pre-emptive rights, and each of our subsidiaries was able to acquire these additional Foreign Shares in Yuchai. Such pro rata offering (including the offering to the Company) is referred to herein as the “Yuchai Offering.” Certain Legal Person shareholders subscribed for additional shares in the Yuchai Offering. The State Holding Company informed Yuchai at the time that it would not subscribe for any of its portion of Yuchai Shares (31,345,094 shares) in the Yuchai Offering. In order to obtain MOFTEC’s approval of the Yuchai Offering, the State Holding Company was given the right by Yuchai’s Board of Directors to subscribe for approximately 31 million shares of Yuchai at a price of Rmb 6.29 per share at any time prior to December 1998. This was because provisional regulations of the State Administration Bureau of State Property, or SABSP, and the State Committee of Economic System Reform, or SCESR, published in November 1994, imposed on any holder of state-owned shares certain obligations to protect its interest in any share offering. Under such regulations, the State Holding Company could have been required to subscribe for Yuchai Shares in the Yuchai Offering. Yuchai’s shareholders subsequently agreed to extend the duration of such subscription right to March 31, 2002 (the exercise of which would have reduced our ownership of Yuchai from 76.4% to 71.7%). The State Holding Company informed the shareholders of Yuchai that it had determined not to subscribe for additional Yuchai Shares and this determination was noted by the Yuchai Board of Directors on November 1, 2002. However, given the November 1994 provisional regulations of the SABSP and the SCESR, the SABSP, the SCESR and/or the Ministry of Commerce may take action against the State Holding Company, and there can be no assurance that any such action would not, directly or indirectly, have a material adverse effect on Yuchai or the Company.

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

For fiscal year 2008, there was an impairment charge of Rmb 46.0 million recognized pertaining to the hotel in Yulin and the Guilin Office buildings. The goodwill of Rmb 5.7 million arising from the acquisition of the Yulin Hotel Company was fully impaired during fiscal year 2008. The provision of Rmb 203.0 million for uncollectible loans to a related party was reclassified as a deferred gain in the statement of financial position. The deferred gain was recorded in the Statement of Income in fiscal year 2009 when it was realized on receipt of approval from the provincial government. On April 27, 2011, Yulin Hotel Company entered into a sale and purchase agreement with a third party to sell the Guilin Office building for a total consideration of Rmb 120 million. Upon the disposal of the Guilin Office building, an accumulated impairment loss of Rmb 26.5 million was included in the determination of loss on disposal.

Emission Standards

As of July 2008, China has officially implemented the National III emission standards throughout China. The 2008 Beijing Olympics has led to an early implementation of the National IV emission standards in Beijing in 2008, which was implemented in Shanghai from November 2009 and in Shenzhen and Guangzhou in 2010. As at March 1, 2012, the National IV emission standards had not yet been implemented nationwide in China. Yuchai produces diesel engines compliant with National IV emission standards and has the ability to produce diesel engines compliant with National V and VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel economy.

Products and Product Development — Yuchai

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

Yuchai’s growth focus is on the medium-duty and heavy-duty engines that are relatively higher margin products compared to light-duty engines while it intends to be selective in the light-duty engine market and improve on its competitiveness by reducing its product costs.

New Products

Our new products are the YC6K diesel engine, high-horsepower marine diesel engines and power generation engines and the 4D20 4-cylinder passenger car engine.

(a)	YC6K Diesel Engines

The YC6K 6-cylinder diesel engine is National III, IV and V compliant as well as being compliant up to National VI emission standards, has a capacity of between 10L/12L and is rated at 380 — 550PS. The components and combustion systems of the engine are developed with the latest technology and are suitable for use in heavy-duty trucks and for coaches exceeding 12 metres in length.

The YC6K is the product of a joint venture company which was established in 2009 pursuant to an agreement Yuchai entered into with Jirui United to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of the joint venture company, which commenced operations in December 2010, is the production of YC6K diesel engines, and 2,403 units of the YC6K diesel engine were produced in 2011. For more details on the joint venture company, see “Item 3. Key Information — Risk Factors — Risks relating to our company and business — If we are not able to continuously improve our existing engine products and develop new diesel engine products or successfully enter into other market segments, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”

(b)	High Horsepower Marine Diesel Engines and Power Generator Engines

In May 2011, Yuchai commenced construction of a plant at Yuchai’s primary manufacturing facilities in Yulin City, Guangxi Province, to increase the annual production capacity of marine diesel engines and power generators to meet increasing demand. The following are our marine diesel and power generation engine models:

•

YC6T is a 6-cylinder engine rated at 360-600PS and is suitable for construction applications. It was launched in early 2011 and is used in marine propulsion, power generators, construction and mine trucks. The YC6T engine rated 404-440KW at 1500 rpm is for power generation, while those rated 290-396KW at 1500-1800 rpm are for marine applications and those rated 350-540PS at 1350 rpm are for marine propulsion.

•

YC6C is a 40L, 6-cylinder engine rated at 700-1000 PS. It was launched in early 2011 and is used in marine propulsion, power generators, construction and mine trucks. The YC6C engine rated 680-850 KW at 1500 rpm is for power generation and those rated 560-680 KW at 1500 rpm are for marine propulsion.

•

YC12VT is derived from the YC6T engines where the V-engine enables the engine to have a compact configuration. The engine is 12 cylinders, 33L rated at 538-645Kw at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VT is expected to be launched in late 2012.

•

The YC8C is derived from the YC6C engine but it is extended to 8 cylinders and rated 950-1200 PS at 1200 rpm for marine applications and 957-1055Kw at 1500 rpm for power generation applications. The YC8C engine has a capacity of 53L and has further extended our product offering in the marine and power generator markets. YC8C is expected to be launched in the second half of 2013.

(c)	4D20 4-Cylinder Passenger Car Engines

4D20 is a 4-cylinder 1.8-2.2L, rated at 90-140PS engine which has been developed to comply with National V emission standards. The first generation prototype engine passed emission and performance tests and after some initial delays, the second and third generation prototype 4D20 diesel engines are undergoing developmental tests which are scheduled to be completed at the end of 2012.

4D20 is the product of two joint venture companies which were established in 2008 pursuant to an agreement Yuchai entered into with Geely and Yinlun in December 2007 to develop, produce and sell proprietary diesel engines and their parts for passenger vehicles. For more details on these companies, see “Item 3. Key Information — Risk Factors — Risks relating to our company and business — If we are not able to continuously improve our existing engine products and develop new diesel engine products or successfully enter into other market segments, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”

Existing Diesel Engine Products

Our existing diesel engine products include light-duty, medium-duty and heavy-duty engines. The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4BJ, YC4D, YC4E, YC4F, YC4FA, YC4G, YC6A, YC6B, YC6G, YC6J, YC6K, YC6L, YC6M, YC6MK
Bus	YC6MK, YC6M(CNG), YC6M, YC6L, YC6J, YC6J(CNG), YC6G, YC6G(CNG), YG6A, YC4G, YC4E, YC4D, YC4FA, YC4F
Construction	YC4A, YC4B, YC4D, YC4F, YC6B, YC6J, YC6M, YC6A
Agriculture	YC4A, YC4B, YC6B, YC4D, YC6J
Marine	YC4D, YC6M, YC6A/6B, YC6T, YC6C
Generator-Drive	YC4D, YC6B, YC6A, YC6G, YC6M, YC6MK, YC6T, YC6C

In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Yuchai”) This subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, Fujian province in China, mainly for 6-cylinder heavy-duty diesel engines. Phase one of the new factory has been completed and commercial production commenced on September 2, 2009. Xiamen Yuchai produced approximately 44,700 units in 2010 and 50,000 units in 2011. The production capacity of Xiamen Yuchai is 100,000 units annually.

(a)	Light-Duty Diesel Engines

Trial production of the 4-Series light-duty diesel engines commenced in late 1999 and today, they represent a stable of reliable and high performance engines. Significant improvements to the technical specifications of the 4-Series engines to meet National III emission standards have resulted in higher customer acceptance resulting in consistent sales demand since 2005. The sales have been further buoyed by the growth in demand for light trucks and agricultural machinery, and the Chinese government increasing its financial support for the agricultural sector.

Our line of 4-Series light-duty diesel engines comprises the following:

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

•

The YC4F/YC4FA/YC4G engine is a 4-cylinder, four-stroke engine with a rated power ranging from 90 to 115 PS. The 4F/4FA/4G diesel engines were developed based on technologies from Germany and Japan for mini buses, trucks and passenger cars. Trial production of the 4F engines commenced in mid-2004.

•

The YC4D/YC4E engine is a 4-cylinder, four-stroke engine with a rated power ranging from 120 to 180 PS. The YC4D diesel engine was co-developed by Yuchai and Germany FEV, and features lower emission, lower fuel & oil consumption, lower noise, higher reliability, lower price and better upgrading potential. TheYC4E series diesel engine was developed on the basis of the YC6G series diesel engine with a displacement of 7.8 liters through stroke-shortening and bore-reducing which maintains advantages over the YC6G series diesel engines and features higher dynamic characteristics, easier operation and maintenance, and is used in high-speed and light-duty vehicles.

•

The YC4G was also further developed to be used in hybrid buses. This relatively small diesel engine coupled with a motor will enable the hybrid bus to power medium to large buses and at the same time reduce fuel consumption and reduce emissions. The YC4G is rated at 170-220PS.

•

The YC4S engine at 3.8L is rated at 55-170PS and its main applications are in highway vehicles and industrial engines. The YC4S engine is certified compliant with National IV emission standards for on-highway use and China Tier 2 emission standards for the industrial market.

(b)	Medium-Duty Diesel Engines

YC6J Diesel Engines

The 6105 (YC6J) medium-duty engine is a 6-cylinder, four-stroke engine that offers up to 230 PS. The 6105 (YC6J) engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. Yuchai believes that its 6105 (YC6J) engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability.

The hybrid 6108 (YC6J) engine was launched in October 2010 for use in public buses. The 6108 (YC6J) National-III 6.5L, 6-cylinder, 132-180kw, 2500rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. These engines are suitable for use in coaches of 8m-11m in length.

Yuchai has also developed YC6J/LPG/CNG variants, using similar major components. Yuchai is a market leader in developing diesel engines which are mainly used in public buses. The LPG and CNG versions will complement the current diesel engine lines used in public buses enabling a reduction in emissions. The YC6J is also developed to work with battery-powered motors in hybrid buses which will help to reduce fuel consumption and emissions.

The YC6J engines previously compliant only with National IV emission standards have been upgraded to meet the National V emission standards with improved fuel efficiency and performance.

6108 (YC6A and YC6B) Diesel Engines

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

The YC6A National-III 6-cylinder, 4-valves, 162-225kw, 2300rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. Its main applications are in medium-sized trucks, construction machines, boats, generators, and agricultural machinery.

The YC6A engines have been upgraded to meet the National IV emission standards with improved fuel efficiency and performance.

YC6G Diesel Engines

YC6G National-III 7.8L, 6-cylinder, 147-199kw, 2000-2200rpm diesel engine uses DELPHI electronic controlled high-pressured common-rail fuel injection technology. Yuchai has also developed variants that use compressed natural gas (CNG) or liquefied natural gas (LPG) as fuel, using similar major components. Its main applications are for buses and coaches of 11-12 metres in length.

(c)	Heavy-Duty Diesel Engines

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

The 6112 (YC6G) heavy-duty engine is a 6-cylinder, four-stroke engine with a rated power ranging from 190 to 270 PS. Primarily as a result of unreliable key engine components supplied by China domestic component manufacturers, the 6112 (YC6G) engine encountered significant technical problems during the initial road testing and failed to perform satisfactorily under harsh environmental conditions. Although commercial production of the 6112 (YC6G) engine was delayed beyond the previously scheduled date, Yuchai was able to resolve these technical problems and commence trial marketing of the engine in early 1999. The 6112 (YC6G) Engine Factory was completed in 1995 and commercial production of these engines began in the second half of 1999.

6L Heavy-Duty Diesel Engines

The 6L heavy-duty engine (formerly referred to as 6113) is a 6-cylinder, four-stroke, turbocharged intercooling engine, with a rated power ranging from 280 to 350 PS. The 6L heavy-duty engine was co-developed with FEV, an independent German-owned engine development institute for big passenger buses. Yuchai launched the 6L engine in November 2003.

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

YC6MK Engines

The YC6MK National III compliant 6-cylinder engine is an upgraded model from the existing 6M engine using newly developed 6K technology. The 6MK engine has a capacity of 10.34L with rated output of 221-309kw and utilizes Bosch high pressure common rail system. Its main applications are in the heavy-duty coach and bus market, and in construction machinery of 40T and above.

Other Products and Services

Our other products are YC4W passenger car diesel engines, natural gas engines, diesel power generators, special vehicles, industrial engines, diesel engine parts and remanufacturing services.

(a)	YC4W Passenger Car Diesel Engines

The YC4W engines are featured with 1.2L & 1.4L 4-cylinder, 4-valves, 60-90 PS, 4000-4200rpm and are compliant with National III and National IV emission standards. The YC4W diesel engine uses DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications of these engines are in passenger cars, multi-purpose vans, power generators and light-duty special purpose machinery.

(b)	Natural Gas Engines

Yuchai is constructing a new facility at its primary manufacturing facility at Yulin City, Guangxi Province, to develop and produce a full portfolio of natural gas powered engines to complement its existing suite of diesel engines. The main applications of the gas engines are in the large buses, mid- to heavy-duty trucks, power generators and marine sector.

(c)	Diesel Power Generators

Yuchai has a history of more than 40 years for producing diesel generator set, with wide application in civil, military and marine sectors. Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 12 kilowatts to 160 kilowatts. Yuchai’s diesel power generators use both the 6105 (YC6J) and 6108 (YC6A and YC6B) medium-duty engines as their power source. The generator set includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdowns.

(d)	Special Vehicles

Yuchai also produces special vehicles such as waste transfer equipment, construction dumptrucks, demountable carriage dumptrucks, pendular dumptrucks, dumptrucks, and others.

(e)	Industrial Engines

Yuchai produces industrial engines such as excavators, wheel loaders, trucktractors, forklifts and truck backhoes. The main products include the following 10 series: YC13, YC18, YC25, YC30, YC35, YC55, YC65, YC85, YC135 and YC225, and more than sixty types of full hydraulic-power small excavators. These engines are equipped with advanced-level hydraulic parts. These products have passed the safety certification of the European CE. These products are suitable for use in engineering construction and production operations of industries such as transportation, farmland, municipal construction and water conservancy.

(f)	Diesel Engine Parts

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

(g)	Remanufacturing Services

On December 11, 2009, Yuchai entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) to establish a new joint venture company in China to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar diesel engines and components. The new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd., was incorporated on April 7, 2010 in Suzhou, Jiangsu province. Operations at a temporary workshop commenced in 2011 pending completion of the construction of the permanent factory located in the Suzhou Industrial Park. Full operations at the permanent factory are expected at the end of 2012.

Sales

In 2011, automotive sales in China surpassed eighteen million units, an increase of 2.54% over 2010. Yuchai’s total engine sales decreased by 7.4% in 2011 as compared with 2010 and sales of both the heavy-duty and medium-duty engines in 2011 decreased from 2010. Sales of the 4-Series engines increased by 1.3% in 2011 over 2010.

The following table sets forth a breakdown of Yuchai’s sales by major product category for each of the three years ended December 31, 2009, 2010 and 2011:

	2009			2010			2011
	Revenue, net	% of Revenue	Unit Sold	Revenue, net	% of Revenue	Unit Sold	Revenue, net	% of Revenue	Unit Sold
	Rmb’000			Rmb’000			Rmb’000

Light-duty engines	4,891,482	37.2%	268,430	4,780,971	29.6%	269,031	4,953,413	32.1%	272,428
Medium-duty engines	4,564,082	34.6%	162,320	6,121,428	37.9%	218,344	4,987,872	32.4%	174,944
Heavy-duty engines	1,864,803	14.2%	37,094	3,168,492	19.6%	64,147	3,111,632	20.2%	63,367
Other products and services	1,840,720	14.0%	55	2,087,524	12.9%	70	2,360,326	15.3%	38

	13,161,087	100.0%	467,899	16,158,415	100.0%	551,592	15,413,243	100.0%	510,777

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 967,000 square meters, including the existing production factory for the 6105 (YC6J) medium-duty engines, the existing production factory for the 6108 (YC6A and YC6B) medium-duty engine, or the 6108 (YC6A and YC6B) Engine Factory, the 6112 (YC6G) Engine Factory, the 6L/6M Heavy-Duty Engine Factory, the 4F Light-Duty Engine Factory and various testing and supporting facilities. Construction of phase 1 of a new foundry at Yuchai’s primary manufacturing facilities has been completed and it is fully operational. As of March 1, 2012, development on phase 2 of the new foundry is still ongoing and it is expected to be fully operational in the second quarter of 2012.

In 2011, production capacity was approximately 600,000 units, based on a 2.5 shift five-day week at 80% utilization rate. We typically outsource approximately 15% to 20% of our annual sales requirements to third party manufacturers. In fiscal 2011, we sold 510,777 units. Of these, 365,187 units were produced by us, and the remaining units sold were produced by third party manufacturers or taken from existing inventory.

The following table sets forth the breakdown of Yuchai’s production by major product category for each of the three years ended December 31, 2009, 2010 and 2011:

	2009		2010		2011
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines	245,908	53.7%	212,300	45.6%	185,796	50.9%
Medium-duty engines	171,755	37.5%	187,384	40.2%	117,582	32.2%
Heavy-duty engines	40,514	8.8%	65,918	14.2%	61,766	16.9%
Other products	45	0.0%	88	0.0%	43	0.0%

	458,222	100.0%	465,690	100.0%	365,187	100.0%

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product. The key components for 6105 (YC6J), 6108 (YC6A and YC6B) and 6112 (YC6G) are manufactured internally.

Engine Block

Yuchai cast and molded approximately 464,594 units of engine blocks in 2011, which represent a large portion of its engine blocks used in production.

Raw Materials

Yuchai purchases raw materials, principally scrap steel and cast iron, from domestic suppliers. An increase in the prices of these raw materials would generally increase our costs of production. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Quality Assurance, Control & Safety

All raw materials, external supplied parts and components are checked for conformity with the required quality and specifications. Each stage of the production process is monitored by a quality control procedure and the final product undergoes standard conformity and specification testing using an automated testing laboratory. To promote the safety of its workers, Yuchai has established a safety department to supervise the proper use of equipment to prevent fire and explosions and promote safe practices and procedures in the workplace.

Manufacturing Capacity Expansion

Yuchai believes that the current production capacity of all engine lines will meet the expected demand. Yuchai is continuously assessing the market demand and devising production strategies to secure and meet these market opportunities.

Research and Development

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed to continually improve the technology of its products by acquiring advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. As of December 31, 2009, 2010 and 2011, Yuchai employed over 263, 352 and 473 engineers respectively devoted to research and development, product enhancement and new designs. In 2009, 2010 and 2011, Yuchai spent approximately Rmb 297.3, Rmb 324.1 million and Rmb 328.1 million (US$52.1 million) respectively, on research and development. Yuchai believes that it has been able to control to some extent, the increase of research and development expenses due to the relatively stable salary levels of engineers in China. In 2009, Yuchai’s research and development efforts were focused on the development of new products such as heavy-duty engines 6T and 6K and National IV and National V prototype products. In 2010, Yuchai’s research and development efforts was focused on the development of new products such as heavy-duty engines YC6T and YC6C and National V and National VI prototype products, hybrid power and passenger vehicle diesel engine development. In 2011, Yuchai’s research and development efforts was focused on the development of new heavy-duty engine products such as YC6C and YC12VT and the application of YC4W engine for diesel passenger vehicles and the launch prototype engines compliant with the National VI emission standards.

Future Products

Yuchai believes that its long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.

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

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 661 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

Yuchai promotes its products primarily through television commercials, outdoor sign boards, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service and small gifts for end-users. In connection with this promotion, Yuchai’s customer service stations also perform routine maintenance checks and minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its more than 2,800 authorized service stations. The service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

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

Export Sales

Yuchai has a very small percentage of its products exported outside China, as the following table indicates:

	2009			2010			2011
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	Rmb ’000			Rmb ’000			Rmb ’000

Total Domestic Sales	13,138,630	99.8%	467,377	16,125,550	99.8%	550,865	15,377,706	99.8%	510,000

Total Export Sales	22,457	0.2%	522	32,865	0.2%	727	35,537	0.2%	777

	13,161,087	100.0%	467,899	16,158,415	100.0%	551,592	15,413,243	100.0%	510,777

In 2010, the top five export markets of Yuchai (in descending order) were Vietnam, Cuba, Peru, Egypt and Philippines. In 2011, the top five export markets of Yuchai (in descending order) were Vietnam, Peru, Russia, Algeria and Myanmar.

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 20.5% of Yuchai’s total net revenues in 2010, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 11.8%. Sales to the Dongfeng Group accounted for approximately 19.7% of Yuchai’s total net revenues in 2011, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 9.2%. The Dongfeng Group is also a major competitor of Yuchai. See below “Competition”.

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit position is not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. As of December 31, 2010, Yuchai had net trade receivable of Rmb 4,234.5 million, representing 37.2% of our consolidated current assets as of the same date. As of December 31, 2011, Yuchai had net trade accounts receivable of Rmb 6,690.0 million (US$1,061.6 million), representing 48.1% of our consolidated current assets as of the same date.

Customer Service

Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of authorized service stations in China that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at each of these service stations. In addition, Yuchai also owns and operates repair training centers. Any warranty-related services or repairs will be borne by Yuchai. Other than above, all non-warranty activities will be charged to customers. Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and require these service stations to provide on-site assistance at the customer’s place of business generally within 3 to 12 hours, depending on the customer’s location.

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

Most of Yuchai’s major China domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2011, sales to the Dongfeng Group accounted for 19.6% of our total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 9.2% in total. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai believes that its current production capacity is adequate to meet expected higher demand from and unit sales to customers in the near future arising from the continued government spending on new highways and other infrastructure development projects in China. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.

Yuchai believes that competition increased during 2011 because the commercial vehicle and construction markets weakened due to the broader macroeconomic slow-down.

Yuchai faces intense competition in the light-duty diesel engine market. In this market, Yuchai competes primarily against Wuxi Diesel Engine Factory First Auto Group and Dalian Diesel Engine Factory First Auto Group, collectively, the “First Auto Group.” As Yuchai is a late entrant into the light-duty diesel engine market relative to the First Auto Group, Yuchai believes that it could be difficult for Yuchai to become a market leader in the short-term.

In the medium-duty diesel engine market, Yuchai believes that it is already established as a market leader. Yuchai’s 6105 (YC6J) and 6108 (YC6A and YC6B) engines compete primarily against the 6110 engines produced by a number of Yuchai’s competitors.

In the heavy-duty diesel engine market, Yuchai also believes that it is already established as a market leader. In this market, Yuchai competes primarily against Weichai, Xichai and Shangchai.

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

The HLGE group

As of April 4, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.06 on March 29, 2012 with no share transactions from March 30 to April 4, 2012. The core businesses of the HLGE group are that of hospitality operations and property development.

Investment holding activities

The HLGE group owned an investment property known as Wisma LKN in Johor Bahru, Malaysia which was disposed of in 2011 pursuant to a sale and purchase agreement entered into on July 8, 2011.

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

The TCL group

As of April 4, 2012, we had a 12.2% interest in the outstanding ordinary shares of TCL. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL. TCL is listed on the Main Board of the Singapore Exchange. TCL’s share price on the Singapore Exchange closed at S$0.03 on April 4, 2012.

The TCL group is a distributor of consumer electronic products with operations mainly in the PRC (including Hong Kong). The TCL group is engaged in the distribution of a portfolio of branded consumer electronics products, such as Panasonic, Nokia, Hewlett-Packard, Apple, Fuji, Lenovo, Samsung, Sony, and Canon. Some of the products that the TCL group markets under these brand names include digital cameras, data projectors, iPhones, iPads and audio products including MP3/MP4/MP5 players, plasma and LED televisions, desktop and notebook computers, personal digital assistants, printers, electronic accessories and mobile phones. The TCL group has a distribution and sourcing network in its principal markets of PRC and Hong Kong.

The TCL group has created and marketed consumer products under its own brand name, namely “YES” brand, which is associated with a range of audio player and accessories, portable media players, portable DVD players, digital photo frames, LED flashlights, battery chargers and memory cards.

The TCL group also invests in real estate and other investment opportunities as part of its overall business strategy.

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of Apri1 4, 2012 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

Hong Leong Asia Ltd. ("HLA")
HLA beneficially owns 34.9% + 1 special share
Yulin City Government
100%
100%
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100%
HL Technology Systems Pte Ltd ("HLT")
13.9%
100% via written trust
21.0% + 1 Special Share
Shah Capital Management
5.8%
Publicly Held
40.4%
China Yuchai International Limited ("CYI")
18.9%
Coomber Investments Limited ("Coomber")
100%
Goldman Industrial Ltd. ("Goldman")
100%
Constellation Star Holdings Limited
Hong Leong Technology Systems (BVI) Ltd
Earnest Assets Limited
Cathay Diesel Holdings Ltd.
Tsang & Ong Nominees (BVI) Ltd
Goldman Sachs Guangxi Holdings (BVI) Ltd
Youngstar Holdings Limited
22.3%
21.4%
12.6%
12.7%
5.2%
2.2%
76.4%
100%
100%
Grace Star Services Ltd.
Venture Delta Limited
Holders of Legal Shares
1.5%
Guangxi Yuchai Machinery Company Limited ("Yuchai")
22.1%
71.8%
28.2%
Guangxi Yuchai Machinery Monopoly Development Co. Ltd ("YMMC")
12.16%
Thakral Corporation Ltd ("TCL")
0.04%
100%
Yuchai Express Guarantee Co. Ltd ("YEGCL")
100%
Xiamen Yuchai Diesel Engines Co., Ltd.
97.1%
Guangxi Yulin Yuchai Accessories Manufacturing Company Limited ("YAMC")
2.9%
100%
Venture Lewis Limited ("VLL")
100%
Guangxi Yulin Hotel Company Limited ("Yulin Hotel
48.9%
HL Global Enterprises Limited ("HLGE")
52%
Zhejiang Yuchai Sanli Engine Company
52%
Jining Yuchai Engine Company Limited

Regulatory and Related Matters

Governance, Operation and Dissolution of Yuchai

Governance, operation and dissolution of Yuchai are governed by laws and regulations of China relating to Sino-foreign joint stock companies, as well as by Yuchai’s Articles of Association. Yuchai is subject to the relevant PRC labor laws and regulations with respect to labor management, which is overseen by the Labor & Social Security Bureau. In accordance with these laws and regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurances and employee discipline. Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50% of the registered capital of Yuchai.

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

Property, Plant and Equipment

Yuchai’s headquarters is located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 2 million square meters of land, which is currently used primarily for the production of diesel engines and employee housing. The principal production land area for the manufacture of diesel engines currently occupies approximately 960,900 square meters, including a building for the 6105 (YC6J) manufacturing facilities, the 6108 (YC6A and YC6B) Engine Factory, the 6112 (YC6G) Engine Factory, administrative offices and technical operations space. In addition, Yuchai leases a number of regional sales offices in China. In 2011, production capacity was approximately 600,000 units, based on a 2.5 shift five-day week at 80% utilization rate. We typically outsource approximately 15% to 20% of our annual sales requirements to third party manufacturers. In fiscal 2011, we sold 510,777 units. Of these, 365,187 units were produced by us, and the remaining units sold were produced by third party manufacturers or taken from existing inventory.

Environmental Matters

China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Environmental Protection promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. As of July 2008, China has officially implemented the National III emission standards throughout China. In China, the increasingly stringent emission standards are also driving commercial vehicle sales as the government strives to curb pollution which had led to the early implementation of the National IV emission standards in the main cities of Beijing in 2008, Shanghai in 2009, and Shenzhen and Guangzhou in 2010. The National IV emission standards is expected to be implemented throughout China in July 2013. Yuchai produces diesel engines compliant with National IV emission standards, and has the ability to produce diesel engines compliant with National V and VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with better fuel efficiency. See “Item 3. Key Information — Risk Factors — Risks related to our company and business — We may be adversely affected by environmental regulations.”

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of filing of this Annual Report, we have no unresolved comments from the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

During the fiscal years ended December 31, 2009, 2010 and 2011, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

The measures taken by the Chinese government to regulate economic growth and control inflation have impacted the demand for diesel engines and vehicles in China. In 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects, including the construction of highways and toll ways, and also through increased availability of bank credit and the stimulus measures announced in 2009. This resulted in an increase in the demand for trucks and other commercial vehicles and fuelling the demand for diesel engines between 1999 to 2010. However, recent measures that restricted access to credit and slowed the rate of fixed investment (including infrastructure development) adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition in the diesel engine market, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including us.

In 2010, we operated in a generally favorable market environment. The China Association of Automobile Manufacturers reported a year-on-year increase of sales of motor vehicles in China of 32.4% for 2010 compared to 2009. This was due to the increase in sales for commercial vehicles and passenger cars of 29.9% and 33.2%, respectively. Correspondingly, in 2010 compared to 2009, our engine sales increased 17.9% and our revenues increased 23.0%.

In 2011, we operated in a generally weak market environment. The China Association of Automobile Manufacturers reported a year-on-year increase of sales of motor vehicles in China of only 2.5% for 2011 compared to 2010, the lowest growth rate in 13 years. This was due to the decrease of sales for commercial vehicles of 6.3% (which included a decrease of 8.2% in the truck segment), which was offset by an increase in sales of passenger cars of 5.2%. Correspondingly, in 2011 compared to 2010, our engine sales decreased 7.4% and our revenues decreased by 4.7%.

Notwithstanding the weaker overall market, there was growth in demand for light-duty engines used in the light passenger bus and agricultural machinery segments in 2011, as the Chinese government increased its financial support for the agricultural sector. We responded to this demand by increasing our light-duty engine sales to 272,428 units (53.3% of sales units) in 2011 from 269,031 (48.8% of sales units) in 2010, thereby increasing our market share in the light-duty engine market and improving our utilization rate. Yuchai generated 32.1% and 29.6% of our net revenues (excluding HLGE) in 2011 and 2010, respectively, from light-duty engines, and 52.6% and 57.5% of our net revenues (excluding HLGE) in 2011 and 2010, respectively, from the higher margin medium-duty and heavy-duty diesel engines. However, because light-duty engines have lower margins than medium-duty engines and heavy-duty engines, this change in sales mix caused our gross margin to decrease from 24.7% in 2010 to 22.3% in 2011.

In 2011, we continued our efforts to control production costs and operating expenses. However, the costs and expenses related to the production of our diesel engines are not subject to significant variations which limits our ability to significantly reduce our costs and expenses. Our cost of goods sold mainly includes cost of materials consumed, factory overheads, direct labor, provision for product warranty and depreciation. In 2011, cost of materials consumed accounted for approximately 91.4% of our total cost of manufacturing. Our selling, general and administrative, or SG&A, expenses include warranty expenses, advertising expenses, salaries and wages, freight charges, sales commission expenses and a large number of smaller expenses.

The International Monetary Fund had in its report issued on February 6, 2012, lowered its forecast for China’s economic growth in 2012 to 8.2% from 9% and warned that a deterioration in the eurozone debt crisis could, in the worst case scenario, result in the projected growth rate of 8.2% being cut by half. On March 5, 2012, at Chinese Premier Wen Jiabao’s annual address to open the National People’s Congress in Beijing, he announced that the growth target for China in 2012 had been revised downwards to 7.5 % in part due to the eurozone crisis as well as a change in China’s growth model and adjustment of its economic structure. If the situation in Europe continues to deteriorate, China’s export growth would be adversely affected which would have a negative impact on its economy. Even with the release of liquidity by the European Central Bank through its long term refinancing operations in December 2011 and February 2012 to the banking sector alleviating the tight monetary conditions, there is no assurance that a deterioration in the financial markets will not recur as a result of the continuing sovereign debt crisis in Europe.

Having taken these factors into perspective, we expect the market for trucks and other commercial vehicles in China to soften in 2012. While we expect the overall market may remain tight due to, among other factors, the slowing down of infrastructure projects in China, we see growth opportunities in areas of the economy unrelated to construction, such as the passenger bus segment. We will continue to focus on increasing sales of our medium-duty and heavy-duty engines, with a particular focus on our strength in the passenger bus segment, where we expect to face competition from Weichai and other manufacturers. We also intend to continue to focus on increasing sales of our light-duty engines, although the market is very price-sensitive. We also see an opportunity in the off-road applications of our light-duty engines. While export sales constitute a small percentage of our total sales, this is another area where we expect growth opportunities as our major customers increase their overseas sales.

Changes in emission standards present another future growth opportunity for us. While the National III emission standards were officially implemented throughout China in July 2008, the implementation for National IV emission standards has been pushed back to July 2013. Currently, Yuchai has the capability to produce diesel engines at higher emission standards than required by Chinese law, namely National IV, V and VI standards. Yuchai is also developing alternative fuels and environmentally friendly hybrid engines with improved fuel economy.

Our expectation of a softer market for trucks and commercial vehicles in China 2012 is in line with the overall outlook for the global economy. As widely reported, financial markets in the United States, Europe and Asia in 2008 and 2009 experienced extreme disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. A global recovery got underway in 2010 and according to the World Bank’s Global Economic Prospects 2011, most of the developing world weathered the financial crisis well and, by the end of 2010, many emerging economies had recovered or were close to resuming the growth potential they had attained prior to the crisis. However, according to the World Bank’s Global Economic Prospects 2012, the world economy has now entered a very difficult phase characterized by significant downside risks and fragility due to spreading of the financial turmoil in Europe arising from the sovereign debt crisis to developing and high income countries, which had hitherto been unaffected. Despite a strengthening of activity in the United States, global growth and world trade have slowed sharply. Further threatening a recovery in the world economy, the continuing geopolitical unrest in the Middle East and recent tensions in Iran over its nuclear capabilities have resulted in volatility in oil prices due to concerns over a possible disruption in world oil supply.

Uncertainty and adverse changes in the global and Chinese economies could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments.

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises (the “FEIT Law”), Sino-foreign joint stock companies generally are subject to an income tax at a rate of 33% comprising a national tax of 30% and a local tax of 3%. Prior to January 1, 2008, notwithstanding the FEIT Law prescribed tax rate of 33%, Yuchai was subject to a preferential income tax rate at 15% since January 1, 2002, based on certain qualifications imposed by the state and local tax regulations.

In 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law (the “CIT Law”), which became effective from January 1, 2008. Under the CIT Law, foreign invested enterprises and domestic companies are subject to a uniform corporate tax rate of 25%. The CIT Law provides a five-year transition period from its effective date for those enterprises, such as Yuchai, which were established before January 1, 2008 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. During the transition period from 2008 to 2012, a transitional graduated tax rate will be applied from the existing preferential corporate tax rate to the uniform corporate tax rate of 25%.

Notwithstanding the CIT Law prescribed tax rate of 25%, Yuchai may continue to enjoy the reduced corporate tax rate of 15% if it qualifies under the Western Development Tax Incentive Scheme or High Technology Incentive Scheme.

•

The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of PRC. Companies operating in the Western region, which fulfill certain criteria and upon approval, will enjoy a reduced corporate tax rate of 15%. This scheme was applicable from 2001 to 2010. In 2011, the scheme was extended to 2020. Since Yuchai operates in the Guangxi province, it may qualify for this scheme.

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies, which fulfill certain criteria and upon approval, will enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate will take effect from January 1, 2008. Since Yuchai is a technology based company, it may qualify for this scheme.

From 2008 to 2010, Yuchai was subject to the reduced corporate tax of 15% as it qualified under the Western Development Incentive Scheme. In 2011, Yuchai was certified as a high technology company with effect from 2011 to 2013. Therefore, it would be subject to reduced corporate tax rate of 15%, subject to approval by the local tax authority. In the event that Yuchai is not able to qualify for any these incentive schemes, it would be subject to corporate tax at a rate of 25% as prescribed under the CIT Law.

The CIT Law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises, unless an applicable tax treaty provides for a lower tax rate. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning from January 1, 2008, a 10% withholding tax has been imposed on dividends paid to us, as a non-resident enterprise. We have recognised a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises.

The China tax bureau periodically conducts tax examinations. Our last tax examination was conducted in 2011, when the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2006 through to 2010. The tax bureau did not propose any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed.

Any changes in tax legislation in China or adverse findings from the tax examination authorities could have a material impact on the consolidated financial conditions or results of operations.

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

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars or other foreign currencies. An increase in fluctuations in exchange rates between the Renminbi and other currencies may increase our borrowing costs. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business -We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.”

Business Expansion and Diversification Plan

Following the implementation of our business expansion and diversification plan as approved by our Board of Directors in 2005, we have looked for new business and on an ongoing basis, continue to explore and assess new businesses opportunities to reduce our financial dependence on Yuchai.

Thakral Corporation Ltd (“TCL”)

•

The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% equity interest in TCL. As of December 31, 2009, our interest in TCL was 34.4% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million, before taking into account dividends and interest income of approximately S$1.9 million, in the aggregate, earned from these investments.

•

As of December 31, 2010, following the completion of the capital reduction and cash distribution exercise undertaken by TCL and completion of the sale of a total of 536,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis to various purchasers through a placement exercise, our shareholding interest in TCL was 12.2% and our aggregate investment in TCL amounted to approximately S$11.2 million. As of December 31, 2011, our shareholding interest in TCL remained unchanged, and our aggregate investment in TCL amounted to approximately S$8.3 million (US$6.4 million).

•	As of April 4, 2012, our shareholding interest in TCL remained unchanged.

•

We previously accounted for our investment in TCL using the equity method and we have accordingly classified our investment in TCL as held for trading for the fiscal year ended December 31, 2010 and 2011 following the above disposal.

HL Global Enterprises Limited (“HLGE”)

•	In February 2006, through the following wholly-owned subsidiaries, we also acquired debt and equity securities in HLGE for an aggregate consideration of approximately S$132.0 million:

(a)	Grace Star acquired

i.	191,413,465 ordinary shares representing approximately 29.1% of the total number of HLGE’s ordinary shares at that time.

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

(b)	Venture Lewis acquired approximately S$129.4 million in principal amount of outstanding secured non-convertible bonds issued by HLGE, or the Existing HLGE Bonds.

•

In June and December of 2006, HLGE partially redeemed a portion of Existing HLGE RCPS A and Existing HLGE RCPS B as required by the terms of the preference share agreement as a result of the disposals of certain assets. The proceeds from the partial redemptions amounted to approximately S$2.4 million and resulted in a reduction in the number of Existing HLGE RCPS that we held through Grace Star from 123,010,555 to 113,159,191.

•

In July 2006, pursuant to a rights issue by HLGE, through Grace Star and Venture Lewis, respectively, we were allotted 196,201,374 non-redeemable convertible cumulative preference shares, or the New HLGE NCCPS, and S$130,800,917 in principal amount of zero coupon unsecured non-convertible bonds due 2009 in HLGE, or the New HLGE Bonds, for an aggregate consideration of approximately S$135.0 million. In conjunction with the allotment, the Existing HLGE Bonds were redeemed by HLGE at their principal value of S$129.4 million. At settlement, the aggregate consideration payable by the Company to HLGE of S$134.7 million was partially offset against S$129.4 million payable by HLGE to the Company, and the balance of S$5.3 million was paid by the Company in cash.

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

•

As of December 31, 2006, we held through Grace Star (i) 387,614,839 HLGE ordinary shares, representing approximately 45.4% of the total number of HLGE ordinary shares; (ii) 113,159,191 Existing HLGE RCPS; and through Venture Lewis (iii) S$130,800,917 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.9 million, before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million in aggregate.

•

On June 19, 2007, HLGE made a partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$17.9 million and resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$130,800,917 to S$112,886,727. The Company had engaged an independent professional valuer, to value the financial instruments acquired as at June 19, 2007 (before redemption) and as at December 31, 2007. The fair value is determined by discounting the expected payments to the valuation date using a discount rate commensurate with the risk of the payments.

•

As of December 31, 2007, we held through Grace Star (i) 387,614,839 HLGE ordinary shares, representing approximately 45.4% of the total number of HLGE ordinary shares; (ii) 13,957,233 Existing HLGE RCPS A; (iii) 99,201,958 Existing HLGE RCPS B; and through Venture Lewis (iv) S$112,886,727 in principal amount of the New HLGE Bonds. Our aggregate investment in HLGE to-date amounted to approximately S$136.5 million, before taking into account previous interest income earned from these investments and partial redemption of the Existing HLGE RCPS of approximately S$6.7 million in aggregate.

•

In April 2008, HLGE made an additional partial redemption of the Existing HLGE RCPS B. The redemption amount we received amounted to approximately S$0.98 million on April 30, 2008 and resulted in a reduction in the number of Existing HLGE RCPS that we held through Grace Star from 113,159,191 to 107,186,403.

•

In June 2008, HLGE made another partial redemption of the New HLGE Bonds. The principal amount redeemed was approximately S$25.9 million and resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$112,886,727 to S$87,010,673.

•

On February 3, 2010, we announced the extension for another year of the S$93,000,000 loan granted to HLGE by our wholly-owned subsidiary, Venture Lewis to HLGE to refinance the New HLGE Bonds which matured on July 3, 2009. Under the terms of the original loan agreement entered into in February 2009, on the maturity date of the New HLGE Bonds, HLGE will fully redeem the New HLGE Bonds held by all minority New HLGE Bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on the maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement between the parties on an annual basis. An option for HLGE to undertake a partial redemption of the New HLGE Bonds on a pro-rata basis prior to the maturity date was included in the loan agreement. On February 19, 2009, HLGE announced an early partial redemption of the new HLGE Bonds on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding New HLGE Bonds and on March 23, 2009, HLGE effected payment to all bondholders. The principal amount redeemed of approximately S$8.96 million to us had resulted in a reduction in the principal amount of the New HLGE Bonds that we held through Venture Lewis from S$87,010,673 to S$78,053,577.

•

On January 31, 2011, a loan agreement was entered into extending the loan for another year from July 2011 to July 2012. On February 16, 2011, HLGE effected a partial prepayment of S$10 million towards the loan to us resulting in a reduction in the principal amount of the loan from S$93,000,000 to S$83,000,000. On January 19, 2012, we announced the extension for another one year of the S$83,000,000 loan to HLGE, from July 2012 to July 2013.

•

On February 12, 2010, HLGE announced the mandatory conversion of an aggregate of 18,935,883 Existing HLGE RCPS B into 18,935,883 ordinary shares in the capital of HLGE on March 18, 2010 (“Mandatory Conversion Date”). As of February 12, 2010, Grace Star held 93,229,170 Existing HLGE RCPS B representing approximately 98.28% of the existing total number of Existing HLGE RCPS B. By a written notice to HLGE on February 11, 2010, Grace Star notified HLGE that pursuant to HLGE’s Articles of Association, it will be converting only 17,300,000 out of the 93,229,170 Existing HLGE RCPS B it held into HLGE ordinary shares so as to comply with the Singapore Code on Take-overs and Mergers which prohibits Grace Star from acquiring more than 1% of the ordinary shares of HLGE (including through the conversion of the RCPS) in any 6 month period. Grace Star has an option under HLGE’s Articles of Association to convert the remaining 75,929,170 Existing HLGE RCPS B into HLGE ordinary shares over a period of twenty-two months after the Mandatory Conversion Date (“Extension Period”). With the conversion of 17,300,000 Existing HLGE RCPS B into HLGE ordinary shares on the Mandatory Conversion Date, Grace Star’s shareholding interest in HLGE increased from 45.4% to 46.4% with effect from March 24, 2010 upon receipt of regulatory approval.

•

On September 20, 2010, Grace Star notified HLGE that it would be converting 16,591,000 Existing HLGE RCPS B into HLGE ordinary shares and on September 23, 2010, Grace Star’s shareholding interest in HLGE increased from 46.4% to 47.4%. On March 21, 2011, Grace Star notified HLGE that it would be converting 17,234,000 Existing HLGE RCPS B into HLGE ordinary shares on March 24, 2011, Grace Star’s shareholding interest in HLGE increased from 47.4% to 48.4%. On September 19, 2011, Grace Star notified HLGE that it would be converting 17,915,000 Existing HLGE RCPS B into HLGE ordinary shares and on September 23, 2011, Grace Star’s shareholding interest in HLGE increased from 48.4% to 49.4%.

•

On January 16, 2012, following the increase in the number of issued ordinary shares in HLGE arising from the mandatory conversion of 24,189,170 Series B redeemable convertible preference shares into 24,189,170 new ordinary shares, our shareholding interest in HLGE decreased from 49.4% to 48.1%.

•

On March 5, 2012, upon the transfer of one Series A redeemable convertible preference share (“Series A RCPS”) to Venture Delta Limited, our wholly-owned subsidiary, Grace Star and Venture Delta sent requisition notices to HLGE’s Board of Directors requesting for the convening of a meeting of the holders of the Series A RCPS to propose the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE in accordance with HLGE’s articles of association. Pursuant to the receipt of the requisition notices from Grace Star and Venture Delta, HLGE’s Board of Directors announced on March 15, 2012 that a meeting of the holders of the Series A RCPS will be convened on March 30, 2012 to approve the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE.

•	At the meeting on March 30, 2012, the holders of the Series A RCPS approved the conversion of all the outstanding Series A RCPS into ordinary shares in the capital of HLGE.

•

On April 4, 2012, as a result of the conversion of all the outstanding Series A RCPS held by Grace Star and Venture Delta into ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased from 48.1% to 48.9%. See “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to raise sufficient funds to pay their debt obligations to us.”

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

Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant assumptions and estimates by our management. We refer to these accounting policies as our “critical accounting policies”. Our management uses our historical experience and analyses, the terms of existing contracts, historical cost convention, industry trends, information provided by our agents and information available from other outside sources, as appropriate, when forming our assumptions and estimates. However, this task is inexact because our management is making assumptions and providing estimates on matters that are inherently uncertain. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions.

While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of judgment and estimation and therefore warrant additional attention:

•	allowances for doubtful accounts;

•	realisation of the carrying value of inventories;

•	product warranty obligations;

•	recoverability of the carrying values of equity method investments and other investments;

•	realisation of deferred tax assets;

•	impairment of long-lived assets, including goodwill;

•	determination of fair values of financial assets and liabilities; and

•	de-recognition of bills receivable.

Allowances for doubtful accounts

Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the balances may not be collectible. Judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Management reviews its allowance for doubtful accounts on a monthly basis. For the year ended December 31, 2011, the Dongfeng Group accounted for about 26.5% of the gross accounts receivable as compared to approximately 26.4% as of December 31, 2010. Likewise, the top 20 non-Dongfeng Group customers accounted for about 47.9% of the gross accounts receivable at the end of 2011. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2011. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for each of the years in the two-year period ended December 31, 2011 are summarized as follows:

	December 31,
	2010	2011	2011
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	76,646	61,161	9,706
(Credit) / debit to consolidated statements of income	(15,491)	1,723	273
Written off	—	(3,702)	(587)
Translation differences	6	(5)	(1)

Balance at end of Year	61,161	59,177	9,391

While trade accounts increased by Rmb 215.9 million (US$34.3 million) as of December 31, 2011 as compared to 2010, allowance for doubtful accounts decreased by Rmb 2.0 million (US$0.3 million). Bills receivable increased by Rmb 2,238.5 million (US$355.2 million) as of December 31, 2011 as compared to 2010 due to reduced discounting activities in 2011.

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

Product warranty obligations

We recognise a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which we provide free repair and replacement. Warranties extend for a duration (generally 12 months to 24 months) or mileage (generally 80,000 kilometers to 250,000 kilometers), whichever is lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated statement of financial position. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2011 are summarized as follows:

	December 31,
	2010	2011	2011
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	259,534	352,154	55,883
Provision made	498,767	401,935	63,783
Less: Provision utilized	(406,147)	(447,017)	(70,937)

Balance at end of year	352,154	307,072	48,729

We recognise a liability for warranty at the time the product is sold and our estimate of our warranty obligations is evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years average would impact the provision for product warranty by approximately Rmb 21.3 million (US$3.4 million).

Recoverability of the carrying values of equity method investments and other investments

We assess impairment of our investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the value of our investment is below its carrying amount and that loss in value is considered other than temporary, an impairment charge is recognised.

On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). On June 9, 2010, upon the obtaining of the relevant approvals from its shareholders and the legal and regulatory authorities in Singapore, TCL announced that the expected date of payment of the cash distribution of S$0.05 per issued share was July 7, 2010. On July 8, 2010, we announced that we had proceeded to complete the sale of a total of 536,000,000 shares out of 550,000,000 shares available in the Placement in TCL to the various purchasers. Further to the closing of the Placement, our total shareholding in TCL decreased from 34.4% to 13.9%. Subsequently, we sold additional TCL shares in the open market resulting in our shareholding interest in TCL decreasing further from 13.9% to 12.2%. As at December 31, 2010 and 2011, our shareholding interest in TCL remained unchanged at 12.2%, and we do not exercise significant influence over the operating and financial policies of TCL. Our investment in TCL is classified as held for trading as they are held for the purpose of selling in the near term. Our investment in TCL is measured at fair value with changes in fair value recognised in other income in the income statement.

The results of TCL for the year of 2009 were equity accounted and presented as discontinued operations. In 2010, gain on disposal of TCL shares is presented as gain from discontinued operations. The remaining shareholding interest in TCL is classified as held for trading as at December 31, 2010 and 2011.

On March 1, 2012, the values based on quoted market prices of the TCL ordinary shares held by the Company were S$9.2 million (US$7.4 million).

Realisation of deferred tax

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

Deferred tax relating to items recognised outside profit or loss is recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity.

The China tax bureau periodically conducts tax examinations. Our last tax examination was conducted in 2011, when the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2006 through to 2010. The tax bureau did not propose any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed.

Any changes in tax legislations in China or adverse findings from the tax examination could have a material impact on the consolidated financial conditions or results of operations.

Impairment of long-lived assets, including goodwill

Long-lived assets to be held and used, such as property, plant and equipment and construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment charge is recognised in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows. Fair value is the price that would be received to sell the asset on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset. Assets to be disposed off would be separately presented in the consolidated statement of financial position and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The carrying amounts of property, plant and equipment as of December 31, 2009, 2010 and 2011 are Rmb 2,975.2 million, Rmb 3,276.3 million and Rmb 3,748.2 million (US$594.8 million), respectively.

We periodically conduct an impairment review on the conditions of our property, plant and equipment.

In 2011, an impairment loss of Rmb 0.3 million (US$0.04 million) (2010: Rmb 1.4 million; 2009: Rmb 7.8 million) was charged to our consolidated income statement under cost of sales, selling, general and administrative expenses for our property, plant and equipment.

The impairment for 2009, 2010 and 2011 was due to assets that were not in use.

In 2011, we experienced a decline in our stock price which resulted in our market capitalization falling below the recorded value of our consolidated net assets. We performed our annual goodwill impairment test as of December 31, 2011, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 36 to the accompanying consolidated financial statements in Item 18.

De-recognition of bills receivable

We sell bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. This involves management assumptions relating to the transfer of risks and rewards of the bills receivable when discounted. At the time of sale of the bills receivable to the banks, the risks and rewards relating to the bills receivable are substantially transferred to the banks. Accordingly, bills receivable are de-recognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. Please refer to Note 22 to the accompanying consolidated financial statements in Item 18.

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our net revenue for the last three fiscal years ended December 31, 2009, 2010 and 2011:

	Percentage of Net Revenues Year Ended December 31,
	2009	2010	2011
Revenue	100.0%	100.0%	100.0%
Cost of sales	-80.7%	-75.3%	-77.7%
Gross profit	19.3%	24.7%	22.3%
Other income	0.7%	0.5%	0.4%
Research and development costs	-2.3%	-2.0%	-2.1%
Selling, distribution and administrative costs	-11.2%	-11.2%	-10.7%
Operating profit	6.5%	12.0%	9.9%
Finance costs	-0.6%	-0.8%	-1.0%
Share of profit of associates	0.0%	0.0%	0.0%
Share of results of joint ventures	-0.1%	-0.3%	-0.5%
Gain on acquisition of Guangxi Yulin Hotel Co in settlement of past loan	1.5%	0.0%	0.0%
Profit before tax from continuing operations	7.3%	10.9%	8.4%
Income tax expense	-1.1%	-2.0%	-1.5%
Profit for the year from continuing operations	6.2%	8.9%	6.9%
Profit after tax from discontinued operations	0.1%	0.1%	0.0%
Profit for the year	6.3%	9.0%	6.9%
Attributable to:
Owners of the Parent	4.8%	6.9%	5.3%
Non-controlling interests	1.5%	2.1%	1.6%

2011 compared to 2010

The consolidated financial results for fiscal year 2010 and 2011 have been prepared in conformity with IFRS.

Net revenue decreased by 4.7% to Rmb 15,444.4 million (US$2,450.9 million) in 2011 compared to Rmb 16,208.2 million in 2010. Overall unit sales in 2011 (510,777 units) was lower than 2010 (551,592 units) by 7.4%. The decrease in revenue was primarily due to lower unit volume and a change in sales mix.

Cost of goods sold decreased by 1.6% to Rmb 12,002.1 million (US$1,904.6 million) from Rmb 12,199.3 million in 2010, and increased by 2.4 percentage points as a percentage of net revenues to 77.7% from 75.3% in 2010. Cost of materials consumed included in costs of goods sold decreased by 2.3% to Rmb 10,975.1 million (US$1,741.6 million) from Rmb 11,230.6 million in 2010, while cost of materials consumed as a percentage of net revenue increased to 71.1% from 69.3% in 2010. Factory overheads (which does not include depreciation and direct labor) included in cost of goods sold decreased by 9.0% to Rmb 496.6 million (US$78.8 million) from Rmb 546.0 million in 2010, due to lower volume. Factory overheads as a percentage of net revenue decreased to 3.2% from 3.4% for 2010. Depreciation and amortization increased to Rmb 234.5 million (US$37.2 million) from Rmb 193.5 million in 2010. Depreciation as a percentage of net revenue increased to 1.5% from 1.2% in 2010.

Gross profit decreased by 14.1% to Rmb 3,442.3 million (US$546.3 million) from Rmb 4,008.9 million in 2010. Gross profit margin (gross profit divided by net revenue) decreased to 22.3% compared to 24.7% in 2010. The decrease in gross profit margin was due to a change in sales mix, as we responded to the softening market by selling more light-duty engines in 2011 which have lower gross margin than medium-duty and heavy-duty engines.

Other income, net decreased to Rmb 73.1 million (US$11.6 million) from Rmb 87.6 million in 2010. The main sources of other income in 2011 were (i) interest income of Rmb 53.2 million (US$8.4 million); (ii) exchange gain of Rmb 1.6 million (US$0.3 million); (iii) government grant income of Rmb 18.4 million (US$2.9 million); (iv) fair value loss of Rmb 5.1 million (US$0.8 million); and (v) gain on disposal of investment property of Rmb 5.9 million (US$0.9 million).

SG&A expenses (excluding research and development) decreased by 9.4% to Rmb 1,652.1 (US$262.2 million) from Rmb 1,822.8 million in 2010. As a percentage of net revenue, SG&A expenses (excluding research and development) were 10.7% and 11.2%, respectively for 2011 and 2010. The decrease of 0.5 percentage point was due mainly to lower sales commissions and product warranty expenses as a result of lower sales quantities in 2011.

We continued to deploy more expenditure towards the research and development of low emission, high fuel efficient engines, incurring Rmb 328.1 million (US$52.1 million) compared to Rmb 324.1 million in 2010. This represented a 1.2% increase year-over-year. As a percentage of net revenue, research and development spending was 2.1% and 2.0% of net revenue, respectively for 2011 and 2010. We believe that investments in these activities will better position us for future growth and contribute to the Chinese government’s environmental initiatives.

Advertising expenses included in SG&A increased by 16.9% to Rmb 58.7 million (US$9.3 million) from Rmb 50.2 million in 2010. As a percentage of net revenue, the advertising expenses were at 0.4% and 0.3%, respectively for 2011 and 2010.

Sales commission expenses included in SG&A expenses decreased by 29.3% to Rmb 113.3 million (US$18.0 million) from Rmb 160.3 million in 2010. Sales commission expenses as a percentage of net revenue were 0.7% and 1.0%, respectively for 2011 and 2010. Lower sales commission expenses corresponded with the lower sales in 2011.

Staff costs as a percentage of net revenue were 7.2% and 7.5%, respectively for 2011 and 2010. The reduction of 0.3 percentage points corresponded with the lower bonus and salary costs as a result of lower sales quantity and profitability for 2011.

As a result, profits from operations decreased to Rmb 1,535.1 million (US$243.6 million) from Rmb 1,949.7 million in 2010.

Finance costs in 2011 were Rmb 156.2 million (US$24.8 million), compared with Rmb 130.4 million in 2010. In 2011, the monetary policy environment in China was tightened resulting in higher finance costs. We managed to reduce the effect of this trend by issuing short term financing bonds at more favorable interest rates than bill discounting.

Profit before tax from continuing operations in 2011 was Rmb 1,299.3 million (US$206.2 million), as compared to Rmb 1,765.2 million in 2010.

Income tax expense in 2011 was Rmb 226.8 million (US$36.0 million) compared to income tax expense of Rmb 327.9 million in 2010. Our effective tax rates were 17.5% and 18.6% for 2011 and 2010 respectively.

As a result of the foregoing factors, profit for the year from continuing operations was Rmb 1,072.5 million (US$170.2 million) in 2011 compared to Rmb 1,437.3 million in 2010.

Profit for the year of Rmb 1,072.5 million (US$170.2 million) was 26.0% lower than 2010 of Rmb 1,449.9 million.

Profit attributable to us is Rmb 818.5 million (US$129.9 million) in 2011 compared to Rmb 1,117.3 million in 2010, representing a decrease of 26.7%. Profit attributable to non-controlling interests was Rmb 254.0 million (US$40.3 million) in 2011 compared to Rmb 332.6 million in 2010.

2010 compared to 2009

The consolidated financial results for fiscal year 2009 and 2010 have been prepared in conformity with IFRS. Prior to the fourth quarter of 2009, we prepared our consolidated financial results in accordance with US GAAP, which differs in certain significant respects from IFRS. Our Board of Directors approved the change in our financial reporting standards from US GAAP to IFRS to more closely align our financial reporting with our main operating subsidiary, Yuchai, and HLGE, as their financial results are prepared in accordance with PRC GAAP and Singapore Financial Reporting Standards, respectively, which are closely aligned with IFRS. Having regard to the potential voting rights attributable to our redeemable convertible preference shares in HLGE, we consider HLGE a subsidiary as we are able to govern the financial and operating policies of HLGE. We applied the exemption of IFRS 3 — Business Combinations. IFRS 3 has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2008.

Net revenue increased by 23.0% to Rmb 16,208.2 million in 2010 compared to Rmb 13,175.9 million in 2009. Overall unit sales in 2010 (551,592 units) was higher than 2009 (467,899 units) by 17.9%. The increase in revenue is primarily due to greater unit volume and improvement in sales mix, especially in the heavy-duty diesel engine sector.

Cost of goods sold increased by 14.8% to Rmb 12,199.3 million in 2010 from Rmb 10,630.1 million in 2009, and reduced as a percentage of net revenues to 75.3% in 2010 from 80.7% in 2009. Cost of materials consumed included in costs of goods sold increased by 17.4% to Rmb 11,230.6 million in 2010 from Rmb 9,567.3 million in 2009, while cost of materials consumed as a percentage of net revenue reduced to 69.3% in 2010 from 72.6% in 2009. Factory overheads (which does not include depreciation and direct labor) included in cost of goods sold increased by 17.6% to Rmb 546.0 million in 2010 from Rmb 464.5 million in 2009, due to greater volume. Factory overheads as a percentage of net revenue decreased to 3.4% for 2010 from 3.5% for 2009. Depreciation and amortization increased slightly to Rmb 193.5 million in 2010 from Rmb 180.0 million in 2009. Depreciation as a percentage of net revenue reduced from 1.4% in 2009 to 1.2% in 2010. During 2010, we reversed Rmb 111.8 million of inventory reserves due to the consumption and sale of parts that were previously provided for, compared to Rmb 154.7 million set aside in 2009.

Gross profit increased by 57.5% to Rmb 4,008.9 million in 2010 from Rmb 2,545.8 million in 2009. Gross profit margin (gross profit divided by net revenue) increased to 24.7% in 2010 compared to 19.3% in 2009.

Other income, net increased to Rmb 87.6 million in 2010 compared to Rmb 77.6 million in 2009. The main sources of other income in 2010 were (i) interest income of Rmb 61.7 million; (ii) exchange gain of Rmb 20.0 million; (iii) government grant income of Rmb 11.1 million; and (iv) fair value gain of Rmb 17.1 million.

SG&A expenses (excluding research and development) increased by 23.8% to Rmb 1,822.8 million in 2010 from Rmb 1,471.9 million in 2009. As a percentage of net revenue, SG&A expenses (excluding research and development) were 11.2% for both 2010 and 2009. The increase is due mainly to the increase in sales-related expenses and wages.

We continued to deploy more expenditure towards the research and development of low emission, high fuel efficient engines, incurring Rmb 324.1 million in 2010 compared to Rmb 297.3 million in 2009. This represented a 9.0% increase year-over-year. As a percentage of net revenues, research and development spending was 2.0% of net revenues in 2010 and 2.3% in 2009. We believe that investments in these activities will better position us for future growth and contribute to the Chinese government’s environmental initiatives.

Advertising expenses included in SG&A increased by 28.6% to Rmb 50.2 million in 2010 from Rmb 39.0 million in 2009. As a percentage of net revenue, the advertising expenses were flat at 0.3% in 2010 and 2009.

Sales commission expenses included in SG&A expenses increased by 102.6% to Rmb 160.3 million in 2010 from Rmb 79.1 million in 2009. Sales commission expenses as a percentage of net revenue for both 2010 was 1.0% compared 0.6% in 2009. The increase is due to higher sales commissions paid.

Staff costs as a percentage of net revenues were 7.5% in both 2010 and 2009.

As a result, profits from operations increased to Rmb 1,949.7 million in 2010 compared to Rmb 854.3 million in 2009.

Finance costs in 2010 were Rmb 130.4 million, compared with Rmb 77.5 million in 2009. The higher interest expense was due primarily to the raising of interest rates in China during the year which resulted in the increase in the cost of bills discounting and borrowings.

In 2009, there was a one-time non-recurring gain of approximately Rmb 203.0 million arising from Yuchai’s acquisition of 100% of the equity of Yulin Hotel Company to settle past loans by Yuchai worth an aggregate principal amount of Rmb 205.0 million.

Profit before tax from continuing operations in 2010 was Rmb 1,765.2 million, as compared to Rmb 966.7 million in 2009.

Income tax expense in 2010 was Rmb 327.9 million compared to income tax expense of Rmb 147.2 million in 2009. Our effective tax rates were 15.2% and 18.6% for 2009 and 2010 respectively.

As a result of the foregoing factors, profit for the year from continuing operations was Rmb 1,437.3 million in 2010 compared to Rmb 819.4 million in 2009.

Profit for the year of Rmb 1,449.9 million was 74.2% better than 2009 of Rmb 832.5 million. This represented 9.0% of net sales in 2010 which was better than 6.3% in 2009. The improvement was mainly due to higher sales volume, better gross profit combined with better expense control.

Profit attributable to us was Rmb 1,117.3 million in 2010 compared to Rmb 628.3 million in 2009, representing an increase of 77.8%. Non-controlling interest share of the profit was Rmb 332.6 million in 2010 compared to Rmb 204.1 million in 2009.

Inflation

The general annual inflation rate in China was approximately 3.3% and 5.4% in 2010 and 2011, respectively, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs and other operating costs.

Seasonality

Yuchai’s business generally is not seasonal. However, Yuchai’s results of operations in the first and second quarters of recent calendar years have generally been marginally higher than in the third and fourth quarters of the corresponding year, due to slightly better production and sales performance in the first half compared to the second half of such calendar years. However, any change in economic or market conditions may affect this pattern as it has occurred in the past. As a result, cash generated from operations may also be subject to some seasonal variation. See also “ — Liquidity and Capital Resources.”

Liquidity and Capital Resources

Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our revenues are substantially generated by Yuchai and its subsidiaries, our Chinese operating companies, and are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service related foreign exchange transactions; however, it is not currently freely convertible under the “capital account” which includes, among other things, foreign direct investment and overseas borrowings by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of the State Administration for Foreign Exchange. As a result, there is no material restriction on the ability of the Chinese subsidiaries to transfer fund to Yuchai. However, certain fund transfer from Yuchai to us may be subject to the approval of State Administration for Foreign Exchange.

Our operations generated positive net cash flows in 2009 and 2010, but net cash flows from operations were negative in 2011. Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity and funding our business expansion and our diversification plan. We believe that our sources of liquidity are sufficient for our operational requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations are lower than anticipated, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.” Our cash and cash equivalents are held in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.

As of December 31, 2011, we had approximately Rmb 4,124.8 (US$654.6 million) in cash and cash equivalents on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

We had negative operating cash flow in 2011 as compared to positive operating cash flows for 2010 and 2009. This was due to an increase in bills receivable due to a reduction in bills discounting activity in 2011, when the cost of bills discounting became unfavorable under the tighter monetary environment in China. In 2010, Yuchai discounted significant portion of the bills receivables at favorable rates; however, in 2011, Yuchai held on to the bills receivable and did not discount them. Yuchai was able to raise cash through the issuance of short term financing bonds at competitive rates, but the short term financing bonds are not as liquid as the bills receivable. The bills receivable are instruments backed by the main banks in China, which can be discounted into cash to meet operational needs.

We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our working capital and trade accounts receivable requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank borrowings, issuance of short term financing bonds, discounting of bills receivable, accounts receivable factoring or other financing activities by Yuchai and us. Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis. In addition, we have obtained credit facilities from certain banks in Singapore.

As of December 31, 2011, we had outstanding borrowings of Rmb 3,696.7 million (US$ 586.6 million), including Yuchai’s borrowings of Rmb 3,648.0 million (US$578.9 million).

The increase of borrowings during 2011 by Rmb 3,071.3 million (US$487.4 million) from Rmb 625.4 million as of December 31, 2010 was mainly due to the issuance of Rmb 2,390 million in short term financing bonds by Yuchai in 2011 as follows:

•

On March 10, 2011, we announced that Yuchai had received approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated unsecured short-term financing bonds amounting to Rmb 1.7 billion. The bonds were issued in two tranches.

•

The first tranche of the bonds amounting to Rmb 1 billion was issued on March 9, 2011 and matured on March 9, 2012. Upon its maturity, we repaid the full amount owed. The first tranche of the bonds bore a fixed annual interest rate of 4.59%. The second tranche of the bonds amounting to Rmb 700 million was issued on July 22, 2011 and will mature on July 22, 2012. The second tranche of the bonds bears a fixed annual interest rate of 5.65%.

•	The par value and issue price of each bond is Rmb 100. All the proceeds from the issuance of the bonds are and have been used by Yuchai as working capital.

•

On November 22, 2011, we announced that Yuchai had received approval from NAFMI for the issuance of RMB-denominated unsecured short-term financing bonds amounting to Rmb 690 million. The bonds were issued on November 22, 2011 and will mature on November 23, 2012. The par value and issue price of each bond is Rmb 100. The bonds bear a fixed annual interest rate of 5.77%. All the proceeds from the issuance of the bonds are used by Yuchai as working capital.

In addition, we also have other credit facilities granted by banks in Singapore as follows:

•

On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for an aggregate of US$40.0 million to refinance the S$60.0 million facility from another bank that matured on July 26, 2007. The facility was for a period of three years from the date of the facility agreement and was utilized by us to finance our long-term general working capital requirements. The terms of the facility required, among other things, that Hong Leong Asia retained ownership of the special share and that we remained a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawn down on the US$40.0 million facility. On March 25, 2010, we entered into a supplemental agreement with the bank to refinance the existing US$40.0 million credit facility that matured on March 30, 2010. The new unsecured, multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for one-year duration. The financial covenants with respect to our consolidated tangible net worth as at June 30 and December 31 of each year was revised from not less than US$120 million to not less than US$200 million, but the other terms remained similar. On March 18, 2011, we entered into a new agreement on similar terms with the bank to re-finance the existing US$30.0 million credit facility that matured on March 25, 2011. The new unsecured multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a three-year duration.

•

On March 20, 2008, we entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch, to re-finance the existing US$25.0 million credit facility which matured on March 20, 2009. The unsecured, multi-currency revolving credit facility had a committed aggregate value of S$21.5 million with one-year duration. The facility was used to finance our long-term general working capital requirements. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year, not being less than US$120 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the bank for a committed aggregate value of S$16.5 million with one-year duration. On March 17, 2010, we entered into a one-year facility agreement with the bank on similar terms to refinance the existing S$16.5 million credit facility that matured on March 19, 2010. On March 11, 2011 we entered into a new agreement with the bank on similar terms to re-finance the existing revolving credit facility that matured on March 18, 2011. The new unsecured multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a three-year duration.

•

On August 21, 2009, we entered into a new short-term loan agreement for up to S$50 million for a 12-month duration with DBS Bank Ltd. of Singapore, to re-finance our existing bridging credit facility with the bank which expired on September 4, 2009. The facility was used to finance our long-term general working capital requirements. The terms of the facility included certain financial covenants as well as negative pledge and default provisions. On September 1, 2010, we entered into a new short term loan agreement with the bank for up to S$10 million with a 12-month duration. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 1.0 times. On November 10, 2011, we entered into a three year revolving credit facility agreement with DBS with a committed aggregate value of S$30.0 million. The new loan arrangement will be used to finance our general working capital requirements.

Yuchai’s unutilised facilities amounted to Rmb 3,785.5 million (US$600.7 million) as of December 31, 2011. We believe that should there be a need for further loans from banks, Yuchai could seek to draw down additional amounts up to such limit from the domestic Chinese banks or to obtain financing from the discounting of bills receivable or factoring of accounts receivables. However, no assurance can be given that such additional borrowings would be approved by such banks.

The following table summarises the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
	(in thousands)
Net cash from / (used in) operating activities	3,969,358	1,464,964	(1,762,386)	(279,674)
Net cash used in investing activities	(800,445)	(386,041)	(523,239)	(83,034)
Net cash (used in) / from financing activities	(332,725)	(666,628)	2,357,951	374,183
Effect of foreign currency exchange on cash and cash equivalents	(1,902)	(9,286)	(8,540)	(1,353)

Net increase in cash and cash equivalents	2,834,286	403,009	63,786	10,122

Net cash from operating activities was an outflow of Rmb 1,762.4 million (US$279.7 million), a decrease of Rmb 3,227.4 million (US$512.2 million) in 2011 compared to 2010. The decrease was mainly caused by an increase in bills receivable due to reduction in bills discounting activity in 2011, when the cost of bills discounting became unfavorable under the tighter monetary environment in China. In 2010, Yuchai discounted significant portion of the bills receivable at favorable rates; however, in 2011, Yuchai held on to the bills receivable and did not discount them. The bills receivable are instruments backed by the main banks in China, which can be discounted into cash to meet operational needs.

Net cash used in investing activities increased by Rmb 137.2 million (US$21.8 million) in 2011 compared to 2010. Net cash from financing activities increased by Rmb 3,024.6 million (US$480.0 million) in 2011 compared to 2010, which was a result of the issuance of Rmb 2,390.0 million (US$379.3 million) of short-term financing bonds in 2011 by Yuchai.

Other than with respect to the application of cash generated from operations for capital expenditures and dividend payments, we do not have a formal cash management policy.

Our working capital as of December 31, 2011 was Rmb 2,670.4 million (US$423.8 million) compared to Rmb 2,488.3 million as of December 31, 2010.

As of December 31, 2011, we had long-term debt totaling Rmb 144.9 million (US$23.0 million). We had current debt totaling Rmb 3,551.8 million (US$563.6 million) as of December 31, 2011.

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof.

The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt (1)	3,746.7	3,746.7	—	—	—
Long-term debt (1)	156.5	—	156.5	—	—
Purchase obligations regarding capital expenditures	931.8	931.8	—	—	—
Operating lease commitments	20.2	10.0	10.2	—	—

Total	4,855.2	4,688.5	166.7	—	—

(1)	Includes contractual interest payments

Capital Expenditures

Our capital expenditures for our facility in Xiamen, our new foundry and other routine upgrades to and replacement of property, plant and equipment were Rmb 491.4 million and Rmb 304.9 million (US$48.4 million) in 2010 and 2011, respectively. We funded our capital expenditures primarily from funds generated from operations and, when necessary, from bank loans obtained by Yuchai.

As of December 31, 2011, we had authorized and contracted for capital expenditures for improvement to existing production facilities (which excludes our Xiamen facility) in the amount of Rmb 1,597.7 million (US$253.5 million). We have also committed capital expenditures of approximately Rmb 881.5 million (US$139.9 million) for the construction of our new foundry. As our business continues to grow, we will also require additional funds for capital expenditures. We expect to fund our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation in China. Any additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2010 and 2011, Yuchai had issued irrevocable letter of credits of Rmb 145.6 million and Rmb 162.4 million (US$25.8 million), respectively.

As of December 31, 2010 and 2011, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 3,470.7 million and Rmb 1,058.5 million (US$168.0 million), respectively. Management has assessed the fair value of the recourse obligation arising from these discounted bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.

Research and Development

See “Item 4. Information on the Company — Research and Development”.

Recently Issued Accounting Standards —

Standards issued but not yet effective up to the date of issuance of our financial statements are listed below. We expect that the adoption of the standards and interpretations below will have no material impact on the financial statements in the period of initial application.

IAS 1 Financial Statement Presentation — Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has therefore no impact on our financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

IAS 12 Income Taxes — Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012. This amendment will not have a material impact on us after initial application.

IAS 19 Employee Benefits (Amendment)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after January 1, 2013. This amendment will have no impact on us after initial application.

IAS 27 Separate Financial Statements (as revised in 2011)

As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. We do not present separate financial statements for subsidiaries, jointly controlled entities, and associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013. This amendment will have no impact on us after initial application.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013. This amendment will have no impact on us after initial application.

IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of our financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on our financial position or performance.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half of 2012. We will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require our management to exercise significant judgement to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

This standard becomes effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact that this standard will have on our financial position and performance. Currently, the impact is not known or reasonably estimable.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers.

IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

We have already adopted equity method to account for its interest in joint ventures. The application of this new standard will not impact our financial position.

IFRS 12 Disclosure of Involvement with Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013. The amendment affects disclosure only and has no impact on our financial position or performance.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. This standard becomes effective for annual periods beginning on or after January 1, 2013. The amendment has no material impact on our financial position or performance.

Improvements to IFRSs (issued in June 2011)

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after January 1, 2013. The amendments listed below, are considered to have a reasonable possible impact on the Group:

•	IFRS 1 First Time Adoption of International Financial Reporting Standards

•	IAS 1 Presentation of Financial Statements

•	IAS 16 Property, Plant and Equipment

•	IAS 32 Financial Instruments: Presentation

•	IAS 34 Interim Financial Reporting

We expect no impact from the adoption of the amendments on our financial position or performance.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Articles of Association require that our Board of Directors shall consist of eleven members so long as the Special Share is outstanding. As of March 1, 2012, there are ten members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Francis Yuen, Gan Khai Choon, Kwek Leng Peck, Benny Goh and Hoh Weng Ming as its nominees. Mr. Han Yi Yong and Miss Wang Hong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
GOH H Benny (1)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
YUEN Francis (1)	Director	2011
NEO Poh Kiat (1)(2)(3)	Director	2005
TAN Aik-Leang (1)(3)	Director	2005
Matthew RICHARDS (2)(3)	Director	2006
HOH Weng Ming (1)(4)	Director	2011
WANG Hong	Director	2011
HAN Yi Yong (1)	Director	2010
LEONG Kok Ho	Chief Financial Officer	2012
FOO Shing Mei Deborah	General Counsel	2007
Ira Stuart OUTERBRIDGE III	Secretary	2001

Mr. Saw Boo Guan and Mr Ching Yew Chye retired as directors of the Company at its Annual General Meeting on June 17, 2011. Mr. Zhang Shi Yong and Mr. Tan Eng Kwee resigned as directors of the Company on July 15, 2011 and November 11, 2011, respectively.

Mr. Yuen Francis and Ms. Wang Hong were appointed as directors of the Company on May 20, 2011 and July 15, 2011 respectively.

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.

Mr. Goh H Benny was appointed President and a Director of the Company on September 14, 2011. He is also the Deputy Chairman of Yuchai. Mr. Goh has extensive experience in management, strategy and business turnarounds in the international arena. Mr. Goh was previously the Vice President & Managing Director for Ingersoll Rand’s North Asia Climate Solutions business; and his career included stints with Trane Commercial Systems Asia, Ernst & Young and A.T. Kearney. Mr. Goh earned his MBA from the Harvard Graduate School of Business Administration in 1995 and an MA in physics from Oxford University in the United Kingdom in 1988. He also holds a Bachelor of Arts degree in Physics (Hons) from Oxford University, UK.

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

Mr. Kwek Leng Peck is a Director of the Company. He is a member of the Kwek family which controls the Hong Leong Investment Holdings group of companies. He is an Executive Director of Hong Leong Asia and and Hong Leong Investment Holdings Pte. Ltd. and the non-executive Chairman of Tasek Corporation Berhad. He also sits on the boards of HL Technology, Hong Leong China, Yuchai, City Developments Limited, Hong Leong Finance Limited and Millennium & Copthorne Hotels plc, as well as other affiliated companies. He holds a Diploma in Accountancy and has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

Mr. Yuen Kin Pheng Francis was appointed Chief Executive Officer and a director of Hong Leong Asia on May 18, 2011. He is a Director of the Company, HL Technology and Yuchai. Mr. Yuen’s previous positions were as President of Ingersoll Rand’s Climate Solutions Asia, and as President and Business Leader in Trane Commercial Systems Asia, a corporation within the Ingersoll Rand Group and President for Honeywell Asia-Pacific. Mr. Yuen holds a Bachelor of Business Administration degree (1st Class Honours) and a Master of Business Administration degree from the National University of Singapore. He is also a graduate of the Wharton Advanced Management Program.

Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is Managing Director of Octagon Advisors (Shanghai) Co. Ltd and a managing director of Octagon Advisors Pte. Ltd., a financial advisory firm in Singapore. Between 1976 and January 2005, he held senior managerial positions with companies in the Development Bank of Singapore group and United Overseas Bank Ltd. Mr. Neo is currently a director of Sing-Han Management Consulting (Shanghai) Limited, Asia Airfreight Terminal Co Ltd, Credit China Holdings Limited and Sing-Han International Financial Services Limited. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

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

Mr. Matthew Richards is a Director of the Company. Mr. Richards is currently a Director of Watiga & Co. Pty Ltd, an Australian incorporated company providing legal advisory services in corporate finance, private equity and corporate governance in Asia. Prior to this, Mr. Richards was the General Counsel and a Director of Quvat Management Pte. Ltd., the investment manager to the Quvat Capital Partners private equity funds investing in Indonesia, Singapore and Malaysia. Mr. Richards was in private practice in Singapore as an international lawyer with U.S. law firms between 1999 and 2007, and worked on a variety of capital markets, mergers and acquisitions and other corporate finance transactions throughout the Asian region. Mr. Richards holds a Graduate Diploma in Legal Practice, Bachelor of Laws and Bachelor of Asian Studies from the Australian National University, and is a graduate of the Australian Institute of Company Directors. Our Board of Directors has determined that Mr. Richards is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Ms. Wang Hong was appointed a Director of the Company on July 15, 2011. She also sits on the boards of the State Holding Company, Coomber Investments Limited and Goldman Industrial Limited. She is currently the General Accountant and General Finance Manager of the State Holding Company. She holds a Bachelor Degree in Accounting from Northern Jiaotong University.

Mr. Han Yi Yong is a Director of the Company and Yuchai. He is also the Chief Executive Officer, Chairman and a director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s Degree in Vehicle Engineering from the Shandong University of Technology and a Master’s Degree in Power Machinery and Engineering from Guangxi University.

Mr. Hoh Weng Ming was appointed a Director of the Company on November 11, 2011 when he assumed the role of Chief Financial Officer of Hong Leong Asia from Mr. TAN Eng Kwee on November 11, 2011. He was the Chief Financial Officer of the Company from May 1, 2008 to November 10, 2011. He is also a Director of Yuchai and HLGE with effect from December 26, 2008 and February 16, 2011 respectively. Mr. Hoh has more than 25 years of working experience in accounting and financial management positions with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various finance roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd. and CYI, both subsidiaries of Hong Leong Asia. Previously, he held the position of Financial Controller of the Company from 2002 to 2003. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Mr. Leong Kok Ho was appointed Chief Financial Officer of the Company on January 9, 2012. Mr. Leong’s previous positions was regional commercial manager for Parker Drilling Co. a Nasdaq listed company, Chief Financial Officer of KS Energy Services Limited, a company listed on the Main Board of the Singapore Exchange and Finance and Operation Manager for the Kuok Group of companies in China, Mr Leong holds a Bachelor of Accountancy from the National University of Singapore and an MBA from the University of Southern Queensland in Australia in 1999. He is a Certified Public Accountant (CPA) of Singapore and a Fellow Certified Public Accountant (FCPA) of Singapore.

Ms. Foo Shing Mei Deborah was appointed General Counsel of the Company with effect from December 10, 2007. Ms. Foo has more than 15 years’ of commercial and corporate experience gained from various in-house positions in Singapore and Hong Kong. Prior to joining the Company, she held the positions of Vice President of Group Legal and Company Secretary at NASDAQ listed Pacific Internet Limited. She holds a BA (Hons) in Law and History from the University of Keele, UK and a Masters of Law Degree in Commercial and Corporate law from the University of London, UK. She is a Barrister-at-Law (Middle Temple) and is admitted as an Advocate and Solicitor in Singapore.

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

Pursuant to the Shareholders Agreement and our Bye-laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of March 1, 2012 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
YAN Ping	Chairman of the Board of Directors	2005
GOH H Benny (1)	Deputy Chairman of the Board of Directors	2011
WU Qiwei	Director and General Manager	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
TAN Aik-Leang (1)	Independent Director	2005
HOH Weng Ming (1)	Director	2008
YUEN Kin Pheng Francis (1)	Director	2011
QIN Xiaohong	Director and Chief Accountant	2007
HAN Yi Yong (1)	Director and Company Secretary	2010
GU Tangsheng	Director	2005

TAY Hui Boon Kelly (2)	Financial Controller seconded to Yuchai	2008
LAI Tak Chuen Kelvin (2)	Chief Business Controller	2011
LIU Hung Derek (2)	Deputy General Manager	2012
CHENG Ningbin	Deputy General Manager	2011
ZHONG Yu Wei	Deputy General Manager	2010
NING Xingyong	Deputy General Manager	2009
LIANG Qinyan	Deputy General Manager	2009
LIN Zhiqiang	General Engineer	2011

Mr. Saw Boo Guan and Mr. Zhang Shi Yong resigned as directors of Yuchai on June 10, 2011 and Mr. Gao Jia Lin resigned as a director of Yuchai on September 28, 2011.

Mr. Yuen Kin Pheng Francis and Miss Qin Xiao Hong were appointed as Directors of Yuchai on June 10, 2011 and Mr. Goh Heng Heng Benny was appointed a Director of Yuchai on October 17, 2011. Mr. Yuen Kin Pheng Francis was appointed Deputy Chairman of the Board of Directors of Yuchai on June 20, 2011 and Mr. Goh Heng Heng Benny replaced Mr. Yuen Kin Pheng Francis as Deputy Chairman of the Board of Directors of Yuchai on February 3, 2012.

Mr. Lee See Bee Patrick resigned as Assistant Vice President of International Sales of the Company on November 29, 2011 and Mr. Liu Hung Derek was appointed Assistant Vice President of International Sales of the Company on January 3, 2012.

(1)	Also a Director of the Company.
(2)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Yuen Kin Pheng Francis, Gan Khai Choon, Neo Poh Kiat, Kwek Leng Peck, Tan Aik-Leang, Goh Heng Heng Benny, Hoh Weng Ming and Han Yi Yong, see “ — Directors and Senior Management of the Company.”

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

Miss Qin Xiao Hong is the Chief Accountant of Yuchai. She joined Yuchai in 1990 and was made Chief Accountant in July 2007. She holds a Bachelor’s degree in Auditing from Nanjing Auditing Institute.

Mr. Wu Qiwei was appointed General Manager of Yuchai on March 1, 2011 and a Director of Yuchai on April 7, 2011. He previously served as one of the Deputy General Managers of Yuchai and was in charge of sales and marketing. He holds a Bachelor’s degree (Inter-Combustion Engine, Vehicle and Mechanical Engineering) from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a doctorate in marine engineering from Wuhan University of Technology.

Mr. Gu Tangsheng is a Director of Yuchai and a Director and President of the State Holding Company. He holds a PhD in physics from Zhongshan University.

Ms. Tay Hui Boon Kelly is the Financial Controller of the Company seconded to Yuchai. She has been assigned by us to assist Yuchai in its financial accounting, reporting and compliance with local and statutory requirements, and the implementation of financial policies, procedures, financial budgeting and review of investments. Ms. Tay holds a Bachelor Degree in Accounting and Financial & Information Management from the University of Sheffield, United Kingdom. She has more than 10 years of experience in management costing and accounting and gained substantial experience from working in various parts of China.

Mr. Lai Tak Chuen, Kelvin was appointed Vice President of Operations of the Company on June 7, 2010. He was appointed Chief Business Officer of Yuchai on March 11, 2011. Mr. Lai holds a Bachelor of Business Administration in Management from the Open University of Hong Kong as well as a Postgraduate Certificate in Engineering Business Management from the University of Warwick, UK. He worked for 10 years as a marine engineer on ocean going vessels and later as a Port Engineer at the International Maritime Corporation. He has also worked for Rolls-Royce International Ltd in their power generation and industrial power business in China and Taiwan as well as Cummins Hong Kong Ltd.

Mr. Liu Hung Derek is the Assistant Vice President of International Sales of the Company and Deputy General Manager of the international sales department of Yuchai. He has 15 years experience in the diesel generator business from FG Wilson (Engineering) HK Ltd. He holds a Bachelor degree of Science in Applied Chemistry from the Hong Kong Baptist University and he holds a Master’s Degree in Marketing from the University of New South Wales in Australia.

Mr. Chen Ningbin was appointed a Deputy General Manager of Yuchai on March 1, 2011. He is a Business Management Major from Yongjiang University and a Master’s Degree in Business Administration from the University of South Australia.

Mr. Ning Xingyong was appointed as a Deputy General Manager of Yuchai on July 30, 2009 and he holds a Bachelor’s degree in Foundry from Guangxi University.

Mr. Liang Qinyan was appointed as a Deputy General Manager of Yuchai on July 30, 2009 and he holds a Bachelor’s degree in Mechanical Manufacture Technology and Equipment from Guangxi University.

Mr. Zhong Yuwei was appointed a Deputy General Manager of Yuchai on February 1, 2010. He is working as the chief product planner, brand director and manager of product application in Yuchai’s research and development department. Mr. Zhong holds a Bachelor degree in Internal Combustion Engine from the Tsinghua University.

Mr. Lin Zhiqiang took over the position of General Engineer of Yuchai in 2011 from Mr. Shen Jie who was promoted to the position of General Engineer of the State Holding Company. Mr. Lin Zhiqiang is responsible for all matters relating to engine design, testing and quality control. He spent over 10 years as a technician in technology center of Yuchai. He holds a Master’s degree in Engineering Thermal Physics from Harbin Industrial University, a doctorate degree in Power Machinery and Engineering and a post-doctorate degree in Chemical Engineering and Technology from Tianjin University.

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

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai management temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai management to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 1, 2012, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes- Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement.”

Compensation

Company

Pursuant to the Amended and Restated Shareholders Agreement of the Company dated November 9, 1994, Hong Leong Asia is entitled to receive no less than US$500,000 from either Yuchai or the Company for management services as long as Hong Leong Asia remains the controlling shareholder and provided that the services include those of the President and Chief Financial Officer. With effect from January 2008, further to agreements entered into between the Company and Yuchai, Yuchai pays the Company, instead of Hong Leong Asia, consultancy and management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid any fees as set out in the Amended and Restated Shareholders Agreement of November 9, 1994.

In fiscal year 2011, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company. For fiscal year 2011, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”

Our directors and executive officers do not currently own any shares of Common Stock or options to acquire any shares of Common Stock.

Yuchai

The aggregate amount of compensation paid by Yuchai to all directors and executive officers of Yuchai during 2011 was approximately Rmb 42.6 million (US$6.8 million).

There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

Employees

As of December 31, 2011, Yuchai employed approximately 11,925 people nationwide in China. Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. For fiscal year 2011, the total annual salary and bonus paid to our employees was Rmb 721.8 million (US$114.5 million).

As of December 31, 2010, Yuchai employed approximately 11,200 people nationwide in China. As of December 31, 2009, Yuchai employed approximately 9,976 people nationwide in China.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of March 1, 2012 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 shares of Common Stock outstanding as of April 4, 2012.

Identity of Person or Group	Number	Percentage (%)
Hong Leong Asia Ltd (1)	12,998,040	34.9%
The Yulin City Government (2)	7,028,151	18.9%
Shah Capital Management (3)	2,169,536	5.8%

(1)

Information based upon a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003 December 1, 2003, October 27, 2009, October 28, 2009, August 30, 2010, May 25, 2011, June 7, 2011, August 12, 2011, August 23, 2011 and November 22, 2011. Hong Leong Asia is currently the beneficial owner of and exercises control over the 12,998,040 shares of Common Stock or approximately 34.9% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited and the special share, having increased its holdings from 26.7% to 28.2% during the period from October 27, 2009 to August 30, 2010 and from 28.2% to 34.9% during the period from May 23, 2011 to November 22, 2011. See also “— Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may experience a change of control as a result of offerings of shares by our controlling shareholders” and “— The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)

Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended on June 23, 2003, July 9, 2003, August 5, 2003, December 23, 2003, March 15, 2004, February 15, 2005, April 18, 2005, August 9, 2006, September 29, 2006, February 14, 2012 and March 23, 2012. Based on Amendment No. 2 to the Schedule 13D filed by Coomber and others with the SEC on June 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, PRC. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 7,028,151 shares of the Company’s Common Stock held of record by Coomber. Based on Amendment No. 11 to the Schedule 13D filed by Coomber and others with the SEC on March 23, 2012, Goldman pledged all of its shares in Coomber to a third party in connection with a loan transaction entered into on March 19, 2012.

(3)	Information based on a report on Schedule 13F filed by Shah Capital Management with the SEC on January 27, 2012 for the year ended December 31, 2011.

As of February 29, 2012, there were 24,035,769 shares of Common Stock, or 64.5% of the total number of shares of Common Stock, held of record by 26 persons with registered addresses in the United States.

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

Related Party Transactions

Shareholders Agreement

Hong Leong China, China Everbright Holdings, Cathay Investment Fund Limited, or Cathay, GS Capital Partners L.P., or GSCP, 14 shareholders who initially invested in us through Sun Yuan BVI, or the Sun Yuan Shareholders, and the Company in 1994 entered into an amended and restated Shareholders Agreement, or the Shareholders Agreement, which provides for certain matters relating to the management of our company and Yuchai and the ownership of our Common Stock. The Shareholders Agreement provides that our Board of Directors will consist of eleven directors, the controlling shareholder (as described below) will be entitled to designate six directors, the major shareholder (as described below) will be entitled to designate two directors, and each of Cathay and GSCP will be entitled to designate one director and the chief executive officer of Yuchai will initially be the other director. The Shareholders Agreement also provides that the controlling shareholder will be entitled to designate five of the nine Yuchai directors that we are entitled to designate, the major shareholder will be entitled to designate two such directors and each of Cathay and GSCP will be entitled to designate one such director. Under the Shareholders Agreement, the nine Yuchai directors designated by us will vote as a block in accordance with the vote of the majority of such nine directors. The Shareholders Agreement provides that the controlling shareholder will be the person holding the special share, provided that at all times the controlling shareholder will be either Hong Leong Asia or China Everbright Holdings, and the other will be the major shareholder. Since our initial public offering in 1994, Hong Leong Asia has been the controlling shareholder and China Everbright Holdings has been the major shareholder. However, in October 2002, China Everbright Holdings sold all of its shares in Coomber to Goldman in October 2002 and is no longer our major shareholder. The Shareholder Agreement provides that if any shareholder (other than the controlling shareholder) ceases to own at least 4% of our Common Stock, such shareholder will no longer be entitled to designate any directors. Accordingly, China Everbright Holdings no longer has director designation rights. The Shareholders Agreement also provides that, so long as Hong Leong Asia is the controlling shareholder, Yuchai or us will pay Hong Leong Asia an annual management fee of not less than US$500,000 for management services provided by Hong Leong Asia, including the services of our president and chief financial officer. With effect from January 2008, further to agreements entered into between the Company and Yuchai, Yuchai has paid to the Company, instead of Hong Leong Asia, consultancy and management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid any fees as set out in the Shareholders Agreement. The Shareholders Agreement will terminate upon the occurrence of an event resulting in the special share ceasing to carry any rights.

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

Other Transactions

During fiscal years 2009 and 2010, we charged a management fee of US$1,000,000 each year to Yuchai further to a management services agreement entered into between Yuchai and us. For fiscal year 2011, pursuant to a new management services agreement entered into on December 19, 2011 which was deemed to take effect from January 1, 2011, we charged a management fee of US$100,000 to Yuchai. Pursuant to a consulting services agreement entered into on December 19, 2011 which was deemed to take effect from January 1, 2011, in consideration of the provision of various consulting services to Yuchai, we charged a total of US$900,000 to Yuchai. As at March 1, 2012, we provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 1, 2012, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process.

During each of fiscal years 2010 and 2011, the State Holding Company charged Yuchai Rmb 21.9 million and Rmb 22.2 million (US$3.5 million), respectively, for certain general and administrative expenses on an actual incurred basis. We believe that the expenses charged to Yuchai by the State Holding Company would not have been materially different because Yuchai could provide these services for itself at approximately the same cost.

During 2004, Yuchai granted loans of Rmb 205 million to YMCL, a subsidiary of Coomber, with an interest rate of 5.58% for one year. The loans were guaranteed by Coomber and the State Holding Company as Guarantors. The loans were repaid in 2005 and were subsequently re-loaned with a maturity date of June 1, 2007 and further extended to May 30, 2008. In July 2007, Yuchai’s Board of Directors agreed in principle to a proposal by the State Holding Company to settle the loans due from YMCL, along with various other accounts receivable from YMCL (collectively, the “receivables”), by forgiving the receivables in exchange for the transfer of 100% of the equity ownership in a hotel in Yulin, PRC and YMCL’s central office building in Guilin, PRC. On December 25, 2007, Yuchai, pursuant to the execution of a share transfer contract with YMCL, Coomber and State Holding Company, acquired all the outstanding share capital of Yulin Hotel Company for Rmb 245.6 million. In March 2008, agreements were entered into by Yuchai to effect the repayment of the Rmb 205 million loans against the purchase of 100% equity interest in Yulin Hotel Company for Rmb 245.6 million and offsetting of the balance payable against certain trade receivables due from YMCL, the Guarantors and other related parties. As a result of the acquisition of 100% equity of Yulin Hotel Company, the loan agreements with YMCL have been terminated and the guarantees provided by the Guarantors have been discharged. The acquisition by Yuchai of Yulin Hotel Company was ratified by the Board of Directors of Yuchai and its shareholders subject to the original shareholders of Yulin Hotel Company obtaining approval for the transaction from the regulatory agency in China by November 30, 2008 which was subsequently extended to June 30, 2009 by Yuchai’s Board of Directors and shareholders. If such approval from the provincial government regulatory agency in charge of state-owned assets administration in China was not obtained by June 30, 2009, Yuchai would have had the right to sell to the State Holding Company, who would have been obligated to buy, 100% of the equity interest in Yulin Hotel Company at the original purchase price of Rmb 245.6 million. This condition is contained in a guarantee letter provided by the original shareholders of Yulin Hotel Company. However, on January 13, 2009, Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of 100% equity interest in Yulin Hotel Company.

For fiscal year 2008, there was an impairment charge of Rmb 46.0 million recognized pertaining to the hotel in Yulin and the Guilin Office buildings. The goodwill of Rmb 5.7 million arising from the acquisition of the Yulin Hotel Company was fully impaired during 2008. The provision of Rmb 203 million for uncollectible loans to a related party was reclassified as deferred gain in the statement of financial position. The deferred gain was recorded in the Statement of Operations in 2009 when it was realized on receipt of the approval from the provincial government. On April 27, 2011, Yulin Hotel Company entered into a sale and purchase agreement with a third party to sell the Guilin Office building for a total consideration of Rmb 120 million. Upon the disposal of the Guilin Office building, an accumulated impairment loss of Rmb 26.5 million was included in the determination of loss on disposal.

During each of fiscal years 2010 and 2011, Hong Leong Management charged us S$0.15 million for corporate secretarial services provided.

In April 2008, we entered into a lease agreement with Hong Leong Holdings Limited, an affiliated company, for a period of three years in relation to the lease of our current operating offices. During fiscal year 2010, we paid Hong Leong Holdings Limited S$0.18 million as rental. In March 2011, we entered into a lease agreement with Hong Leong Holdings Limited renewing the lease of our current operating offices for a further three years. The rental payable for fiscal year 2011 was S$0.14 million.

On January 19, 2012, we announced the extension for another one year of a S$83 million loan to HLGE. The original amount of the loan was S$93 million which was granted to HLGE by our wholly-owned subsidiary, Venture Lewis in February 2009 to refinance the Bonds. Venture Lewis held a majority of the Bonds. Under the original loan agreement, the loan was to be repaid in July 2010 but was extended for one year to July 2011 pursuant to a loan agreement entered into on February 3, 2010. A loan agreement was entered into on January 31, 2011 extending the loan for another year from July 2011 to July 2012. On February 16, 2011, HLGE effected a partial prepayment of S$10 million towards the loan to us reducing the principal amount of the loan from S$93 million to S$83 million. Under the new loan agreement entered into on January 10, 2012, the S$83 million loan has now been extended for another year from July 2012 to July 2013 at a reduced interest rate. Our Board of Directors approved the extension of the loan at a reduced interest rate after taking into account (i) the continued challenges facing HLGE’s hospitality operations in China from increasing competition and the uncertain global economic outlook impacting on its results; (ii) difficulties faced by HLGE in obtaining financing from financial institutions, (iii) the need to provide continuing support to HLGE to allow it sufficient time to successfully dispose of its non-core and non-performing assets in an orderly manner to repay the loan, and (iv) potential acquisition opportunities being explored by HLGE to grow its earnings base and improve its cash flow. The audit committee had determined that the terms of the extension of the loan were fair and reasonable and not prejudicial to the interests of our shareholders.

We have undertaken other significant business transactions with related parties during the three fiscal years ended December 31, 2011, as set forth under Note 31 to our consolidated financial statements appearing elsewhere herein.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

Other than as set forth below, neither we nor any of our consolidated subsidiaries is currently involved in any material legal proceedings that we believe would, individually or taken as a whole, adversely affect our financial condition or results of operations.

Proceedings with Yuchai

We have previously encountered difficulties in obtaining the cooperation of the State Holding Company and Mr. Wang Jianming in the daily management and operation of Yuchai. The State Holding Company is a minority shareholder of Yuchai and is wholly-owned by the municipal government of Yulin City in the Guangxi Zhuang Autonomous Region. Until December 3, 2005, Mr. Wang was the Chairman, legal representative and Chief Executive Officer of Yuchai, as well as the Vice-Chairman and legal representative of the State Holding Company.

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

Other Legal Proceedings

In 2006, Yuchai initiated a contractual claim against Shenzhen Land Transport Investment Development Co., Ltd. for a sum of Rmb 14.8 million. On November 14, 2007, the trial court ruled in favor of Yuchai. The defendant’s appeal against such ruling was heard by the appellate court on May 15, 2008. On November 10, 2009, the appellate court ruled in favor of Yuhcai. The defendant requested the Supreme Court of People’s Republic of China to review the decision made by the appellate court and this decision was confirmed by the Supreme Court on 26 April, 2011.

In 2011, Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”), a subsidiary of Yuchai, initiated a contractual claim against Guangxi Yuchai Automobile Spare Parts Manufacturing Company Limited (“Qipei”) for a sum of RMB 29.2 million. On October 10, 2011, the trial court issued a judgment in favor of YAMC and ordered that Qipei should repay the outstanding payables amounting to RMB 22.0 million to YAMC. As of March 1, 2012, Qipei had not appealed against this decision.

ITEM 9. THE OFFER AND LISTING

Since December 16, 1994, the Common Stock has been listed and traded on the NYSE under the symbol “CYD”. The Common Stock is not listed on any other exchanges within or outside the United States.

The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

Period	US$ High	US$ Low

2007	13.85	6.87
2008	11.98	2.49
2009	17.37	3.17
2010	32.45	12.30
2011	33.50	12.63

Period	US$ High	US$ Low

2010 First Quarter	19.92	12.30
2010 Second Quarter	21.68	13.73
2010 Third Quarter	19.49	15.17
2010 Fourth Quarter	32.45	18.75
2011 First Quarter	32.98	23.00
2011 Second Quarter	33.50	17.80
2011 Third Quarter	22.73	13.17
2011 Fourth Quarter	16.93	12.63
2012 First Quarter	18.52	14.03

Period	US$ High	US$ Low

October 2011	16.93	12.63
November 2011	15.32	12.78
December 2011	15.28	13.22
January 2012	16.19	14.03
February 2012	17.49	15.66
March 2012	18.52	14.85

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

Standard for US Domestic Listed Companies	China Yuchai International Limited’s Practice
Director Independence

• A majority of the board must consist of independent directors.	• Three of our ten directors, Messrs. Neo Poh Kiat, Tan Aik-Leang and Matthew Richards are independent within the meaning of the NYSE standards.

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

• The non-management directors of each company must meet at regularly scheduled executive sessions without management.	• As a foreign private issuer, our non-management directors are not required to meet periodically without management directors.

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

• Our audit committee meets the requirements of Rule 10A-3 under the Exchange Act.

• The audit committee must consist of at least three members, and each member meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.	• Our audit committee currently consists of three members, all of whom meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.

• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	• Our audit committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of US companies.

Standard for US Domestic Listed Companies	China Yuchai International Limited’s Practice

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

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$510,959 for fiscal year 2009 at our annual general meeting held on July 2, 2010 and from US$250,000 to US$625,205 for fiscal year 2010 at our annual general meeting held on June 17, 2011.

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

Furthermore, the General Affairs Department of SAFE promulgated a circular in August 2008, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions and SAFE issued a new circular in July 2011 to further strengthen the control of capital account and conversion of foreign currency into Renminbi. As a result, we may not be able to increase the capital contribution of our operating subsidiary, Yuchai and subsequently convert such capital contribution into Renminbi for equity investment or acquisition in China.

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

Taxation of Dividends from Yuchai

Under the FEIT Law, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In 2007, the PRC National People’s Congress adopted the CIT Law and the State Council adopted the related implementation rules, or the Implementation Rules, which became effective on January 1, 2008. In accordance with the CIT Law and the Implementation Rules, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months. Nevertheless, the implementation of such rules still remains uncertain.

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

Income Tax

Under the FEIT Law, Sino-foreign joint stock companies generally are subject to an income tax at a rate of 33% comprising a national tax of 30% and a local tax of 3%. Prior to January 1, 2008, notwithstanding the FEIT Law prescribed tax rate of 33%, Yuchai was subject to a preferential income tax rate at 15% since January 1, 2002, based on certain qualifications imposed by the state and local tax regulations.

In 2007, the National People’s Congress approved and promulgated a new tax law, the CIT Law, which became effective from January 1, 2008. Under the CIT Law, foreign invested enterprises and domestic companies are subject to a uniform corporate tax rate of 25%. The CIT Law provides a five-year transition period from its effective date for those enterprises, such as Yuchai, which were established before January 1, 2008 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. During the transition period from 2008 to 2012, a transitional graduated tax rate will be applied from the existing preferential corporate tax rate to the uniform corporate tax rate of 25%.

Notwithstanding the CIT Law prescribed tax rate of 25%, Yuchai may continue to enjoy the reduced corporate tax rate of 15% if it qualifies under the Western Development Tax Incentive Scheme or High Technology Incentive Scheme.

•

The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of PRC. Companies operating in the Western region, which fulfill certain criteria and upon approval, will enjoy a reduced corporate tax rate of 15%. This scheme was applicable from 2001 to 2010. In 2011, the scheme was extended to 2020. Since Yuchai operates in the Guangxi province, it may qualify for this scheme.

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies, which fulfill certain criteria and upon approval, will enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate will take effect from January 1, 2008. Since Yuchai is a technology based company, it may qualify for this scheme.

From 2008 to 2010, Yuchai was subject to the reduced corporate tax of 15% as it qualified under the Western Development Incentive Scheme. In 2011, Yuchai was certified as a high technology company with effect from 2011 to 2013. Therefore, it would be subject to reduced corporate tax rate of 15%, subject to approval by the local tax authority. In the event that Yuchai is not able to qualify for any these incentive schemes, it would be subject to corporate tax at a rate of 25% as prescribed under the CIT Law.

Furthermore, pursuant to the CIT Law, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC in accordance with the New Income Tax Law, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules specify that a “de facto management organization” means an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. Although the Implementation Rules provide a definition of “de facto management organization”, such definition has not been tested and there remains uncertainty as to when a non-PRC enterprise’s “de facto management organization” is considered to be located in the PRC. If we or any of our subsidiaries registered outside China are treated as “tax resident enterprise” under the CIT Law, our income tax expenses may increase and our profitability could decrease.

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

On October 28, 2011, the Ministry of Finance and State Administration of Taxation jointly promulgated the amended Implementation Rules to Value-Added Tax Provisional Regulations with effect from November 1, 2011, according to which, the range of the VAT minimum threshold for sales of goods was raised from monthly sales amount of Rmb 2,000 to Rmb 5,000 to monthly sales amount of Rmb 5,000 to Rmb 20,000.

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

United States Federal Income Taxation

This section describes the material United States Federal income tax consequences of owning shares of Common Stock. It applies to a US Holder (as defined below) that holds the shares as capital assets for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, including:

•	a financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a real estate investment trust,

•	a regulated investment company,

•	U.S. expatriates,

•	persons who acquired shares pursuant to the exercise of any employee share option or otherwise as compensation,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a person that owns shares through a partnership or other pass-through entity,

•	a person that holds shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the recently enacted Medicare tax on certain “net investment income.” If a partnership, including any entity or arrangement that is treated as a partnership for United States federal income tax purposes, is a beneficial owner of Common Stock, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.

For purposes of this discussion, a US Holder is a beneficial owner of Common Stock that is:

•	a citizen or resident of the United States,

•	a US domestic corporation (or other entity taxable as a US domestic corporation for United States federal income tax purposes),

•	an estate the income of which is subject to United States federal income tax regardless of its source, or

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, US Holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). The dividend is ordinary income that the US Holder must include in income when the dividend is actually or constructively received. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the shares and thereafter as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non corporate taxpayers for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate provided that (1) the Common Stock is readily tradable on an established securities market in the United States, (2) the Company is not a PFIC (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the NYSE. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Company’s Common Stock.

For foreign tax credit limitation purposes, the dividend will generally constitute foreign source income and will generally be “passive category income” but could, in the case of certain US Holders, constitute “general category income.”

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Information Reporting and Backup Withholding

Dividend payments with respect to our shares and proceeds from the sale, exchange or redemption of our shares may be subject to information reporting to the United States Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. US Holders that are required to establish their exempt status generally must provide such certification on United States Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service and furnishing any required information in a timely manner.

New Legislation

Certain US Holders who are individuals are required to report information relating to an interest in our shares, subject to certain exceptions. US Holders should consult their tax advisors regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. There is no ready market in China for Yuchai to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, we also have various credit facilities from banks in Singapore to fund our business expansion plan. As of December 31, 2011, we had outstanding consolidated loans of Rmb 3,696.7 million (US$586.6 million). Part of these credit facilities were denominated in Singapore dollars used mainly to invest into Singapore dollars denominated investments of TCL and HLGE. Therefore, this has provided a natural hedge for the Singapore dollars currency.

The Company is exposed to the following market risk.

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of the market risk management is to manage and control market risk exposures within acceptable parameters while optimizing the return on risk.

Interest rate risk

The primary source of the Company’s interest rate risk relates to interest bearing bank deposits and its borrowings from banks and financial institutions. The interest bearing borrowings of the Company are disclosed in Note 18 to the financial statements. As certain rates are based on interbank offer rates, the Company is exposed to cash flow interest rate risk. This risk is not hedged. Interest bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Company, any variation in the interest rates may have a material impact on the results of the Company.

The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest bearing financial liabilities at December 31, 2011 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2011 of the Company would increase/decrease by Rmb 2.1 million (US$0.3 million) (2010: profit increase/decrease by Rmb 17.2 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk are primarily Singapore dollar, Euro, United States dollar and Renminbi.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

The Company’s exposures to foreign currency are as follows:

	December 31, 2010
	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Other investments	59,615	—	—	—	—
Trade and other receivables	424	20,072	122,757	35,290	18
Cash and cash equivalents	90,804	—	3,117	—	—
Financial liabilities	(152,772)	—	—	—	—
Trade and other payables	(44,901)	(674)	(48,281)	(4,453)	(20)

Rmb’000	(46,830)	19,398	77,593	30,837	(2)

	December 31, 2011
	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Other investments	42,101	—	—	—	—
Trade and other receivables	496	2,961	57,230	42,849	74
Cash and cash equivalents	108,042	—	1,174	—	—
Financial liabilities	(48,769)	—	—	—	—
Trade and other payables	(41,386)	(7)	(38,555)	(2,046)	(20)

Rmb’000	60,484	2,954	19,849	40,803	54

US$’000	9,598	469	3,150	6,475	9

Sensitivity analysis

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2010	2011	2011
	Rmb	Rmb	US$
	(in thousands)
	Profit before tax	Profit before tax	Profit before tax
Singapore dollar	(4,683)	6,048	960
Euro	1,940	295	47
United States dollar	7,759	1,985	315
Renminbi	3,084	4,080	648

Equity price risk

The Company has held for trading investments which are quoted. The exposure to quoted instruments is limited.

Equity price risk sensitivity

A 10% increase / (decrease) in the underlying prices at the reporting date would increase / (decrease) equity by the following amount:

	2010	2011	2011
	Rmb	Rmb	US$
	(in thousands)
Equity	5,663	4,052	643

The Company has invested in a company that is quoted on the Singapore Exchange, a summary of which is provided below:

	Number of Shares	Value as at December 31, 2010	Value as at December 31, 2011	Value as at December 31, 2011
		Rmb	Rmb	US$
		(in millions)	(in millions)	(in millions)

TCL	318,737,352	56.6	40.5	6.4

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been any dividend arrearage or other material delinquency with respect to preferred stock of either the Company or Yuchai.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

B. Management’s Assessment of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting refers to a process designed by, or under the supervision of, our President and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with IFRS. Internal control over financial reporting includes those policies and procedures that:

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of management’s evaluation, management concluded that the material weakness from the prior year relating to the identification and elimination of intercompany transactions and balances was not sufficiently remediated and continues to exist. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Incomplete identification and elimination of intercompany transactions and balances

Our monitoring and review controls over elimination of intercompany transactions and balances at Yuchai were not designed to capture sufficient detail, and did not operate effectively. Because of this, certain errors relating to elimination of intercompany transactions and balances were not identified during the 2011 full year financial statement close process.

As a result of this material weakness, management concluded that our internal control over financial reporting was not effective as of December 31, 2011. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011.

C. Remediation Measures to address Material Weaknesses identified

In 2010, our assessment identified ineffective controls over the elimination of intercompany transactions and balances, and the preparation of consolidation entries relating to purchase price allocation at HLGE. We implemented the following procedures to address the material weaknesses identified in 2010:

•	Improper elimination of intercompany transactions and balances

We implemented additional monitoring and review procedures relating to elimination of intercompany transactions and balances in the second quarter of 2011. While improvements were made, we did not fully remediate the prior year material weakness, as during the 2011 full year financial statement close process, certain errors were not identified. For future periods, we will design procedures to identify intercompany transactions and balances, so that we have complete details of all transactions and balances during the elimination process. This will enable our monitoring and review process to function at the appropriate level to enable an accurate consolidation and financial statement closing process.

•	Improper recording of Purchase Price Allocation (“PPA”)

We implemented controls to timely review and monitor the adjustments arising from the PPA process at HLGE and ensure that the PPA adjustments are recorded correctly. These controls were implemented in the first quarter of 2011. These controls remediated the material weakness relating to PPA process at HLGE.

D. Report of Independent Registered Public Accounting Firm on internal Controls

The report of our independent registered public accounting firm on the effectiveness of the Company’s internal controls over financial reporting is included on page F-2 of this Annual Report.

E. Changes in Internal Control over Financial Reporting

During 2011, we implemented controls to monitor and timely review the PPA adjustments at HLGE. We also implemented additional monitoring and review procedures relating to elimination of intercompany transactions and balances at Yuchai in the second quarter of 2011.

Except as described above, there was no other change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. We have engaged in, and are continuing to engage in, efforts to improve our internal control over financial reporting and disclosures and procedures related to substantially all areas of our financial statements and disclosures.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date of this report, the Company’s Audit Committee members are Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat, and Matthew Richards. See “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Pursuant to SEC rules, the Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.

ITEM 16B. CODE OF ETHICS

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	Audit fees	Audit- related fees	Tax fees	Others	Total
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
2010	7,285	—	—	89	7,374
2011	4,187	—	—	94	4,281

The total agreed audit fees to be billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2011 is Rmb 8.4 million.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

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

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

Index to Financial Statements

China Yuchai International Limited

ITEM 19. EXHIBITS

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

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Benny H Goh
Name: Benny H Goh
Title: President and Director

Date: April 19, 2012

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

China Yuchai International Limited

China Yuchai International Limited

Consolidated Financial Statements
December 31, 2011

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2011

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited China Yuchai International Limited and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness at Yuchai has been identified and included in management’s assessment. Management has identified a material weakness in the identification and elimination of intercompany transactions and balances at Yuchai.

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2011

The Board of Directors and Shareholders of China Yuchai International Limited

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Yuchai International Limited and its subsidiaries (the “Group”) as of December 31, 2011 and 2010, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2011. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2011 financial statements and this report does not affect our report dated April 19, 2012, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, China Yuchai International Limited and subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

/s/ Ernst & Young LLP

Singapore

April 19, 2012

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2011

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited and subsidiaries (the “Group”) as of December 31, 2011 and 2010, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited and subsidiaries as of December 31, 2011 and December 31, 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 19, 2012, expressed an adverse opinion on the effectiveness of China Yuchai International Limited and subsidiaries’ internal control over financial reporting.

/s/ Ernst & Young LLP

Singapore

April 19, 2012

China Yuchai International Limited

Consolidated Income Statement

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2009	31.12.2010	31.12.2011	31.12.2011
		Rmb’000	Rmb’000	Rmb’000	US$’000

Continuing operations
Sales of goods	7	13,139,578	16,138,580	15,378,190	2,440,363
Rendering of services	7	36,325	69,604	66,238	10,511

Revenue	7	13,175,903	16,208,184	15,444,428	2,450,874
Cost of sales (goods)		(10,612,260)	(12,112,215)	(11,966,496)	(1,898,962)
Cost of sales (services)		(17,825)	(87,038)	(35,653)	(5,658)

Gross profit		2,545,818	4,008,931	3,442,279	546,254
Other operating income	8.2a	93,668	129,075	102,403	16,250
Other operating expenses	8.2b	(16,113)	(41,447)	(29,325)	(4,654)
Research and development costs	8.1, 8.3	(297,259)	(324,123)	(328,140)	(52,072)
Selling, distribution and administrative costs	8.1	(1,471,857)	(1,822,764)	(1,652,129)	(262,175)

Operating profit		854,257	1,949,672	1,535,088	243,603
Finance costs	8.4	(77,493)	(130,446)	(156,174)	(24,783)
Share of profit/(loss) of associates	5	2,954	(121)	1,519	241
Share of results of joint ventures	6	(16,000)	(53,902)	(81,151)	(12,878)
Gain on acquisition of Guangxi Yulin Hotel Company in settlement of past loan	30	202,950	—	—	—

Profit before tax from continuing operations		966,668	1,765,203	1,299,282	206,183
Income tax expense	9	(147,223)	(327,946)	(226,780)	(35,988)

Profit for the year from continuing operations		819,445	1,437,257	1,072,502	170,195

Discontinued operations
Profit after tax for the year from discontinued operations	10	13,022	12,655	—	—

Profit for the year		832,467	1,449,912	1,072,502	170,195

Attributable to:
Owners of the parent		628,331	1,117,297	818,532	129,893
Non-controlling interests		204,136	332,615	253,970	40,302

		832,467	1,449,912	1,072,502	170,195

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Income Statement (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2009	31.12.2010	31.12.2011	31.12.2011
		Rmb	Rmb	Rmb	US$

Earnings per share	11
For profit from continuing operations:
- basic and diluted, profit from continuing operations attributable to owners of the parent		16.51	29.64	21.96	3.49

For profit for the year:

- basic and diluted, profit for the year attributable to owners of the parent		16.86	29.98	21.96	3.49

Weighted average number of shares
- basic and diluted		37,267,673	37,267,673	37,267,673	37,267,673

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit for the year	832,467	1,449,912	1,072,502	170,195

Other comprehensive income/(loss)
Foreign currency translation	(11,201)	(22,084)	(3,112)	(494)
Share of other comprehensive income of associates	21,038	—	—	—
Others	(647)	—	—	—

Other comprehensive income/(loss) for the year, net of tax	9,190	(22,084)	(3,112)	(494)

Total comprehensive income for the year, net of tax	841,657	1,427,828	1,069,390	169,701

Attributable to:

Owners of the parent	640,908	1,102,048	809,939	128,529
Non-controlling interests	200,749	325,780	259,451	41,172

	841,657	1,427,828	1,069,390	169,701

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2010	31.12.2011	31.12.2011
		Rmb’000	Rmb’000	US$’000

ASSETS

Non-current assets
Property, plant and equipment	12	3,276,302	3,748,233	594,807
Investment properties	13	35,811	—	—
Prepaid operating leases	14	407,468	387,839	61,546
Goodwill	15	212,636	212,636	33,743
Intangible assets	16	13,389	24,754	3,928
Investment in associates	5	38,610	38,001	6,030
Investment in joint ventures	6	514,313	456,745	72,481
Other receivables	17	65,533	—	—
Deferred tax assets	9	294,934	359,332	57,022
Other investments		6,364	17,284	2,743

		4,865,360	5,244,824	832,300

Current assets
Inventories	20	2,632,860	2,416,056	383,404
Trade and bills receivables	22	4,234,475	6,690,917	1,061,781
Prepayments		107,834	100,863	16,006
Other receivables	23	211,126	466,069	73,960
Income tax recoverable		3,964	—	—
Prepaid operating leases	14	11,004	11,292	1,792
Other current assets	21	118,650	96,222	15,269
Cash and cash equivalents	24	4,060,990	4,124,776	654,560

		11,380,903	13,906,195	2,206,772

Total assets		16,246,263	19,151,019	3,039,072

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2010	31.12.2011	31.12.2011
		Rmb’000	Rmb’000	US$’000

EQUITY AND LIABILITIES

Equity
Issued capital	25	1,724,196	1,724,196	273,613
Preference shares	25	21	21	3
Statutory reserves	27	292,064	297,109	47,148
Capital reserves		2,932	2,932	465
Retained earnings		3,178,910	3,626,714	575,523
Other components of equity		(100,176)	(108,769)	(17,261)

Equity attributable to owners of the parent		5,097,947	5,542,203	879,491
Non-controlling interests		1,687,980	1,807,958	286,905

Total equity		6,785,927	7,350,161	1,166,396

Non-current liabilities
Interest-bearing loans and borrowings	18 (b)	201,850	144,883	22,992
Other liabilities	18 (a)	18,869	830	132
Deferred tax liabilities	9	77,274	100,739	15,986
Deferred grants	19	269,736	318,583	50,556

		567,729	565,035	89,666

Current liabilities
Trade and other payables	28	7,902,317	7,234,151	1,147,986
Interest-bearing loans and borrowings	18 (b)	423,543	3,551,848	563,642
Provision for taxation		204,850	142,752	22,653
Other liabilities	18 (a)	9,743	—	—
Provision for product warranty	29	352,154	307,072	48,729

		8,892,607	11,235,823	1,783,010

Total liabilities		9,460,336	11,800,858	1,872,676

Total equity and liabilities		16,246,263	19,151,019	3,039,072

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to owners of the parent
	Issued capital (Note 25)	Preference shares (Note 25)	Statutory reserves (Note 27)	Capital reserves	Retained earnings	Reserve of asset classified as held for sale	Foreign currency translation reserve	Revaluation reserve (Note (i))	Performance shares reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2009	1,724,196	36	287,473	2,942	1,527,006	—	(75,217)	(23,817)	2,561	—	3,445,180	1,169,779	4,614,959

Profit for the year	—	—	—	—	628,331	—	—	—	—	—	628,331	204,136	832,467
Other comprehensive income	—	—	—	—	—	—	(10,870)	23,447	—	—	12,577	(3,387)	9,190

Total comprehensive income for the year	—	—	—	—	628,331	—	(10,870)	23,447	—	—	640,908	200,749	841,657
Transfer to statutory reserves	—	—	4,821	—	(4,821)	—	—	—	—	—	—	—	—
Dividends paid to non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(27,988)	(27,988)
Dividends declared (US$ 0.10 per share)	—	—	—	—	(25,457)	—	—	—	—	—	(25,457)	—	(25,457)
Liquidation of subsidiaries	—	—	(608)	—	—	—	—	—	—	—	(608)	—	(608)
Non-controlling interests arising from increase in share capital of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	37,225	37,225
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(19,306)	(19,306)
Premium paid on acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(10,692)	(10,692)	—	(10,692)
Reserve attributable to asset classified as held for sale	—	—	—	—	—	(9,661)	11,937	370	(2,646)	—	—	—	—

At December 31, 2009	1,724,196	36	291,686	2,942	2,125,059	(9,661)	(74,150)	—	(85)	(10,692)	4,049,331	1,360,459	5,409,790

Note (i): The revaluation reserve arises from the changes in the net fair value of investment in Thakral Corporation Limited (a former associate of the Group).

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to owners of the parent
	Issued capital (Note 25)	Preference shares (Note 25)	Statutory reserves (Note 27)	Capital reserves	Retained earnings	Reserve of asset classified as held for sale	Foreign currency translation reserve	Performance shares reserve	Premium paid for acquisition of non- controlling interest	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2010	1,724,196	36	291,686	2,942	2,125,059	(9,661)	(74,150)	(85)	(10,692)	4,049,331	1,360,459	5,409,790

Profit for the year	—	—	—	—	1,117,297	—	—	—	—	1,117,297	332,615	1,449,912
Other comprehensive income	—	—	—	—	—	—	(15,249)	—	—	(15,249)	(6,835)	(22,084)

Total comprehensive income for the year	—	—	—	—	1,117,297	—	(15,249)	—	—	1,102,048	325,780	1,427,828
Transfer to statutory reserves	—	—	378	—	(378)	—	—	—	—	—	—	—
Dividends paid to non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	(44,631)	(44,631)
Dividends declared (US$ 0.25 per share) (Note 26)	—	—	—	—	(63,078)	—	—	—	—	(63,078)	—	(63,078)
Liquidation of subsidiaries	—	—	—	(10)	10	—	—	—	—	—	(2,943)	(2,943)
Non-controlling interests arising from increase in share capital of subsidiaries	—	—	—	—	—	—	—	—	—	—	48,000	48,000
Conversion of NCCPS	—	(15)	—	—	—	—	—	—	—	(15)	15	—
Conversion of RCPS B	—	—	—	—	—	—	—	—	—	—	1,300	1,300
Realisation of reserves upon disposal of asset classified as held for sale	—	—	—	—	—	9,661	—	—	—	9,661	—	9,661

At December 31, 2010	1,724,196	21	292,064	2,932	3,178,910	—	(89,399)	(85)	(10,692)	5,097,947	1,687,980	6,785,927

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to owners of the parent
	Issued capital (Note 25)	Preference shares (Note 25)	Statutory reserves (Note 27)	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Premium paid for acquisition of non- controlling interest	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2011	1,724,196	21	292,064	2,932	3,178,910	(89,399)	(85)	(10,692)	5,097,947	1,687,980	6,785,927

Profit for the year	—	—	—	—	818,532	—	—	—	818,532	253,970	1,072,502
Other comprehensive income	—	—	—	—	—	(8,593)	—	—	(8,593)	5,481	(3,112)

Total comprehensive income for the year	—	—	—	—	818,532	(8,593)	—	—	809,939	259,451	1,069,390
Transfer to statutory reserves	—	—	5,045	—	(5,045)	—	—	—	—	—	—
Dividends paid to non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	(139,473)	(139,473)
Dividends declared (US$ 1.50 per share) (Note 26)	—	—	—	—	(365,683)	—	—	—	(365,683)	—	(365,683)

At December 31, 2011	1,724,196	21	297,109	2,932	3,626,714	(97,992)	(85)	(10,692)	5,542,203	1,807,958	7,350,161

US$’000	273,613	3	47,148	465	575,523	(15,550)	(14)	(1,697)	879,491	286,905	1,166,396

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	Rmb’000	US$’000

Operating activities
Profit before tax from continuing operations	966,668	1,765,203	1,299,282	206,183
Profit before tax from discontinued operations	14,321	12,655	—	—

Profit before tax	980,989	1,777,858	1,299,282	206,183
Non-cash adjustment to reconcile profit before tax to net cash flows
Gain on acquisition of Guangxi Yulin Hotel Company in settlement of past loan	(202,950)	—	—	—
Allowance for doubtful debts (written back)/made (net)	(41,162)	(21,725)	2,343	372
Allowance for stock obsolescence made/(written back) (net)	154,700	(111,763)	(12,412)	(1,970)
Depreciation of property, plant and equipment and investment properties	277,332	275,136	301,557	47,853
Amortisation of prepaid operating leases	7,982	11,004	27,286	4,330
Dividend income from associates	(11,162)	—	(1,656)	(263)
Impairment of property, plant and equipment and prepaid operating leases	7,785	1,372	252	40
Write off of property, plant and equipment	5,723	2,447	159	26
Write (back)/off of trade and other payables	(23,649)	5,249	—	—
Write back of provision for impairment of receivables-Malkn	(4,895)	—	—	—
Write back of impairment of investment in joint ventures	—	(10,936)	—	—
Share of net loss of associates and joint ventures	13,046	54,023	79,632	12,637
Exchange loss/(gain) on financing activities	6,543	(19,975)	(1,599)	(254)
Loss on disposal of property, plant and equipment	8,618	33,670	9,830	1,560
Gain on disposal of prepaid operating leases	—	—	(10,678)	(1,694)
Gain on disposal of investment properties	—	—	(5,908)	(937)
Gain on disposal of associates	(1,906)	(707)	—	—
Gain on disposal of subsidiaries	—	(2,833)	—	—
Loss on disposal of other investment	—	261	—	—
Finance costs	77,493	130,446	156,174	24,783
Interest income	(31,576)	(61,719)	(53,159)	(8,436)
Profit from discontinued operations	(13,022)	(12,655)	—	—
Fair value gain on held for trading investment	—	(17,123)	16,104	2,556
Fair value gain on available for sale investment	—	—	(10,983)	(1,743)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	Rmb’000	US$’000

Changes in working capital
(Increase)/decrease in inventories	(49,006)	(409,118)	229,216	36,374
Decrease/(increase) in trade and other receivables	290,601	(1,762,932)	(2,447,246)	(388,354)
Increase/(decrease) in trade and other payables	2,565,933	1,739,923	(1,004,343)	(159,379)
Decrease/(increase) in balances with related parties	24,953	90,243	(13,187)	(2,093)
Decrease/(increase) in balances with holding company	2,022	(8,406)	(21)	(3)
Decrease in development properties	5,393	33,747	2,952	468
Income taxes paid	(80,427)	(250,523)	(325,981)	(51,730)

Net cash flows from / (used in) operating activities	3,969,358	1,464,964	(1,762,386)	(279,674)

Investing activities
Acquisition/additional investment in associates and joint ventures	(69,400)	(191,906)	(33,295)	(5,284)
Dividends received from associates	16,931	—	1,656	263
Dividends received from joint ventures	19,122	1,733	10,166	1,613
Interest received	31,578	61,719	53,159	8,436
Purchase of other investments	(82)	—	—	—
Proceeds from disposal of other investments	—	169	—	—
Payment for prepaid operating leases	(205,879)	(66,300)	(16,768)	(2,661)
Proceeds from disposal of prepaid operating leases	—	—	18,800	2,983
Additions of intangible asset	—	(13,389)	(11,365)	(1,804)
Proceeds from disposal of property, plant and equipment	64,745	30,410	150,139	23,826
Purchase of property, plant and equipment	(780,836)	(629,626)	(807,274)	(128,106)
Proceeds from disposal of a subsidiary, net of cash	—	1,902	—	—
Proceeds from disposal of assets classified as held for sale	—	302,655	—	—
Proceeds from disposal of associates	1,906	4,000	—	—
Proceeds from disposal of investment property	—	—	40,528	6,431
Acquisition of non-controlling interests	(29,998)	—	—	—
Proceeds from redemption of preference shares in an associate	551	—	—	—
Proceeds from government grants	150,917	112,592	71,015	11,269

Net cash flows used in investing activities	(800,445)	(386,041)	(523,239)	(83,034)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	Rmb’000	US$’000

Financing activities
Dividends paid to non-controlling interests	(27,988)	(44,631)	(139,473)	(22,133)
Dividends paid to owners of the parent	(25,457)	(63,078)	(365,683)	(58,030)
Interest paid	(93,433)	(146,014)	(179,802)	(28,533)
Payment of finance lease liabilities	(5,014)	(7,240)	(27,751)	(4,404)
Proceeds from borrowings	998,402	472,620	3,547,962	563,026
Repayment of borrowings	(1,256,441)	(926,275)	(477,328)	(75,747)
Capital contributions from non-controlling interests	37,225	48,000	—	—
Fixed deposits pledged with banks for banking facilities	(19)	(10)	26	4
Proceeds from sale and leaseback arrangement	40,000	—	—	—

Net cash flows (used in) / from financing activities	(332,725)	(666,628)	2,357,951	374,183

Net increase in cash and cash equivalents	2,836,188	412,295	72,326	11,475
Cash and cash equivalents at 1 January	823,695	3,657,981	4,060,990	644,438
Effect of exchange rate changes on balances in foreign currencies	(1,902)	(9,286)	(8,540)	(1,353)

Cash and cash equivalents at December 31	3,657,981	4,060,990	4,124,776	654,560

Significant non-cash investing and financing transactions

For the years ended December 31, 2009, December 31, 2010 and December 31, 2011, certain customers settled their debts with trade bills amounting to Rmb 10,552 million, Rmb 9,232 million and Rmb 13,879 million respectively. These outstanding trade bills were classified as bills receivables in the financial statements.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited and its subsidiaries (the “Group”) for the year ended December 31, 2011 were authorised for issue in accordance with a resolution of the directors on April 19, 2012. China Yuchai International Limited is a limited company incorporated under the laws of Bermuda whose shares are publicly traded. The registered office is located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581.

1.2	Investment in Guangxi Yuchai Machinery Company Limited

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

Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) (previously known Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited) and Yuchai Express Guarantee Co., Ltd. (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion. YEGCL has no more guarantee commitments remaining at the end of 2011. As at December 31, 2011, Yuchai held an equity interest of 71.83%, 97.14% and 100.0% respectively in these companies. As at December 31, 2011, YMMC had direct controlling interests in twenty nine subsidiaries (2010: 31 subsidiaries) which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC.

In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, Fujian province in China.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.2	Investment in Guangxi Yuchai Machinery Company Limited (cont’d)

In December 2007, Yuchai purchased a subsidiary, Guangxi Yulin Hotel Company Limited (“Yulin Hotel Company”).

(a)	Cooperation with Zhejiang Geely Holding Group Co. Ltd

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd. or Geely and Zhejiang Yinlun Machinery Company Limited or Yinlun to consider establishing a proposed company to develop diesel engines for passenger cars in China. Yuchai was to be the largest shareholder followed by Geely as the second largest shareholder.

In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint entities in Tiantai, Zhejiang province and Jining, Shandong province. The entities will be primarily engaged in the development, production and sales of a proprietary diesel engine including the engines of 4D20 series and its parts for passenger vehicles. Yuchai is the controlling shareholder with 52% with Geely and Yinlun holding 30% and 18% shareholding respectively in both entities. These two entities have been duly incorporated.

(b)	Cooperation with Caterpillar (China) Investment Co., Ltd

On December 11, 2009, Yuchai, pursuant to a Joint-Venture Agreement entered into with Caterpillar (China) Investment Co., Ltd. (“Caterpillar”), incorporated Yuchai Remanufacturing Services Co., Ltd. (“Yuchai Remanufacturing”) in Suzhou, Jiangsu province to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar’s diesel engines and components. The registered capital of the Yuchai Remanufacturing is US$ 200,000,000. Yuchai holds 51% and Caterpillar holds the remaining 49% in the joint venture. Yuchai and Caterpillar holds joint control in governing the financial and operating policies of the Company and Caterpillar has veto rights in relation to certain key decisions despite having only 49% voting rights. As such, Yuchai continued to account for Yuchai Remanufacturing as a Joint Venture.

(c)	Cooperation with Chery Automobile Co., Ltd

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.3	Investment in Thakral Corporation Ltd.

In March 2005, the Company through Venture Delta Limited (“Venture Delta”) and Grace Star Services Ltd. (“Grace Star”) held 14.99% of the ordinary shares of Thakral Corporation Ltd. (“TCL”). TCL is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Three directors out of eleven directors on the board of TCL were appointed by the Company. Based on the Company’s shareholdings and representation in the board of directors of TCL, management concluded that the Company had the ability to exercise significant influence over the operating and financial policies of TCL. Consequently, the Company’s consolidated financial statements include the Company’s share of the results of TCL, accounted for under the equity method. The Company acquired an additional 1% of the ordinary shares of TCL in September 2005. As a result of the rights issue of 87,260,288 rights shares on February 16, 2006, the Company’s equity interest in TCL increased to 19.4%.

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

On December 1, 2009, TCL announced its plan to return surplus capital of approximately S$130.6 million to shareholders by way of the Capital Reduction Exercise. Concurrently with the Capital Reduction Exercise, Venture Delta and Grace Star intend to appoint a broker to sell 550,000,000 shares out of their 898,990,352 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 1, 2009, from the date that an associate is classified as held for sale, the Group ceased to apply the equity method and the investment in TCL is measured at the lower of the carrying amount and fair value less cost to sell and classified as held-for-sale.

On July 7, 2010, TCL made payment of cash distribution to shareholders pursuant to the Capital Reduction Exercise. Subsequent to the cash distribution, the Company began to sell its shares in TCL in the market. As of December 31, 2010, 580,253,000 shares in TCL had been disposed of and the Company’s shareholding interest in TCL had reduced from 34.4% to 12.2%. In line with the decrease of the Company’s shareholding interest in TCL, the Company’s representation in the board of directors of TCL also reduced to one out of eight directors on the board of TCL. As of December 31, 2010, the Company did not exercise significant influence over the operating and financial policies of TCL. The Company’s investment in TCL was classified as held for trading as they were held for the purpose of selling in the near term. The Company’s investment in TCL was measured at fair value with changes in fair value recognised in other income in the income statement.

As of December 31, 2011, the Company’s shareholding interest in TCL remained at 12.2%. The Company’s investment in TCL was classified as held for trading, and was measured at fair value with changes in fair value recognised in other income in the income statement.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.4	Investment in HL Global Enterprises Limited

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

On March 26, 2010, the Company converted 17,300,000 of RCPS B shares into HLGE ordinary shares. On September 24, 2010, the Company further converted 16,591,000 of RCPS B shares into HLGE ordinary shares. Meanwhile, 154,758 of new ordinary shares were issued by HLGE arising from third parties’ conversion of NCCPS. As of December 31, 2010, the Company’s interest in HLGE increased from 45.4% to 47.4%.

On March 24, 2011, the Company converted 17,234,000 of RCPS B shares into HLGE ordinary shares. On September 23, 2011, the Company further converted 17,915,000 of RCPS B shares into HLGE ordinary shares. As of December 31, 2011, the Company’s interest in HLGE increased from 47.4% to 49.4%.

The Company considers its ability to exercise the potential voting privileges in the RCPS instruments in HLGE when assessing the entity’s power to govern the financial and operating policies of HLGE and concluded that the Company has the ability to control HLGE. Consequently, the Company consolidated HLGE with effect from November 15, 2006.

As at December 31, 2010, three directors out of seven directors on the board of HLGE were appointed by the Company. As at December 31, 2011, four directors, including the chairman, out of eight directors on the board of HLGE were appointed by the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in Renminbi (Rmb) and all values are rounded to the nearest thousand (Rmb’000) except when otherwise indicated.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2011.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Total comprehensive income within a subsidiary is attributed to the non-controlling interests even if that results in a deficit balance. Transactions with non-controlling interests are accounted for using the entity concept method whereby, transactions with non-controlling interests are accounted for as transactions with owners.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.2	Basis of consolidation (cont’d)

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary

•	Derecognises the carrying amount of any non-controlling interest

•	Derecognises the cumulative translation differences recorded in equity

•	Recognises the fair value of the consideration received

•	Recognises the fair value of any investment retained

•	Recognises any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

2.3	Summary of significant accounting policies

(a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

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

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(a)	Business combinations and goodwill (cont’d)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

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

Under the equity method, the investment in the associate is carried on the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(b)	Investments in associates (cont’d)

The income statement reflects the Group’s share of the results of operations of the associate. When there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

When the Group’s share of losses exceeds the carrying amount of the associate, the carrying amount is eliminated and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

The Group’s share of profit of associates is shown on the face of the income statement. This is the profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss on its investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount in the “share of profit of associates” in the income statement.

Upon loss of significant influence over the associate, the Group measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(c)	Investments in joint ventures

The Group has an interest in joint ventures, which are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the venturers. The Group recognises its interest in the joint venture using the equity method.

Under the equity method, the investment in the joint venture is carried on the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the joint venture. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The income statement reflects the Group’s share of the results of operations of the joint venture. When there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint ventures.

The Group’s share of profit of joint ventures is shown on the face of the income statement. This is the profit attributable to equity holders of the joint venture and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss on its investment in its joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognises the amount in the ”share of results of joint ventures” in the income statement.

Upon loss of joint control and provided the former jointly controlled entity does not become a subsidiary or associate, the Group measures and recognises any retaining investment at its fair value. Any differences between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the retained investment and proceeds from disposal are recognised in profit or loss. When the retaining investment constitutes significant influence, it is accounted for as investment in an associate.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(d)	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement of the reporting period, and of the comparable period of the previous year, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when the Group retains a non-controlling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the income statement.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortised.

(e)	Foreign currency translation

The Company’s functional currency is US dollar. The Group’s consolidated financial statements are presented in Renminbi (Rmb), which is also the functional currency of Yuchai, the largest operating segment of the Group.

Each entity in the Group determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date.

All differences arising on settlement or translation of monetary items are taken to the income statement with the exception of monetary items that are designated as part of the hedge of the Group’s net investment of a foreign operation. These are recognised in other comprehensive income until the net investment is disposed, at which time, the cumulative amount is reclassified to the income statement. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(e)	Foreign currency translation (cont’d)

Transactions and balances (cont’d)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on retranslation of non-monetary items is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognised in other comprehensive income or profit or loss is also recognised in other comprehensive income or profit or loss, respectively).

Group companies

The assets and liabilities of the Company and its subsidiaries whose functional currency is not Rmb are translated into Rmb at the rate of exchange prevailing at the reporting date and their income statements are translated at average exchange rate for the period. The exchange differences arising on translation for consolidation are recognised in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in the income statement.

For the US dollar convenience translation amounts included in the accompanying consolidated financial statements, the Rmb equivalent amounts have been translated into US dollars at the rate of Rmb 6.3016 = US$1.00, the rate quoted by the People’s Bank of China (“PBOC”) at the close of business on March 1, 2012. No representation is made that the Rmb amounts could have been, or could be, converted into US dollars at that rate or at any other rate prevailing on March 1, 2012 or any other date.

(f)	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding discounts, rebates, taxes or duty. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as principal in all of its revenue arrangements. The specific recognition criteria described below must also be met before revenue is recognised:

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(f)	Revenue recognition (cont’d)

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(g)	Taxes

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

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(g)	Taxes (cont’d)

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

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognised subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or in profit or loss.

Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax, except:

•

When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(h)	Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When the grant relates to an asset, it is recognised as deferred income and released to income in equal amounts over the expected useful life of the related asset.

When the Group receives non-monetary grants, the asset and the grant are recorded gross at nominal amounts and released to the income statement over the expected useful life and pattern of consumption of the benefit of the underlying asset by equal annual installments.

(i)	Pensions and other post employment benefits

The Group participates in and makes contributions to the national pension schemes as defined by the laws of the countries in which it has operations. The contributions are at a fixed proportion of the basic salary of the staff. Contributions are recognised as compensation expense in the period in which the related services are performed.

(j)	Financial instruments – initial recognition and subsequent measurement

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

All financial assets are recognised initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and short-term deposits, trade and other receivables, loans and other receivables, quoted and unquoted financial instruments and derivative financial instruments.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognised in finance income or finance cost in the income statement.

The Group has designated its remaining 12.2% shareholding interest in TCL as financial assets at fair value through profit or loss.

The Group evaluated its financial assets held for trading, other than derivatives, to determine whether the intention to sell them in the near term is still appropriate. When in rare circumstances the Group is unable to trade these financial assets due to inactive markets and management’s intention to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets. The reclassification to loans and receivables, available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation, these instruments cannot be reclassified after initial recognition.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the EIR method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

The EIR amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement in finance costs for loans and in cost of sales or other operating expenses for receivables.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortised cost using the EIR, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement in finance costs.

The Group did not have any held-to-maturity investments during the years ended December 31, 2011 and 2010.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Available-for-sale financial investments (cont’d)

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealised gains or losses recognised as other comprehensive income in the available-for-sale reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale reserve to the income statement in finance costs. Interest earned whilst holding available-for-sale financial investments is reported as interest income using the EIR method.

The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, the Group may elect to reclassify these financial assets. Reclassification to loans and receivables is permitted when the financial assets meet the definition of loans and receivables and the Group has the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial asset accordingly.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortised cost and any previous gain or loss on the asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortised cost and the maturity amount is also amortised over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the income statement.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	The rights to receive cash flows from the asset have expired;

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.

In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

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

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery of interest income is credited to finance costs in the consolidated income statement.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Impairment of financial assets (cont’d)

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement – is removed from other comprehensive income and recognised in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognised directly in other comprehensive income.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings and financial guarantee contracts.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

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

Financial liabilities are designated upon initial recognition as fair value through profit and loss only if criteria of IAS 39 are satisfied. The Group has not designated any financial liabilitiy as at fair value through profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial liabilities (cont’d)

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance costs in the income statement.

Intra-group financial guarantees

Financial guarantees are financial instruments issued by the Group to its subsidiaries that requires the issuer to make specified payments to reimburse the holder for the loss it incurs because a specified debtor fails to meet payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantees issued by the group to its subsidiaries are eliminated in full on consolidation.

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

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the income statement.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

•	There is a currently enforceable legal right to offset the recognised amounts; and

•	There is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

•	Using recent arm’s length market transactions

•	Reference to the current fair value of another instrument that is substantially the same

•	A discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 36.

(k)	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the income statement as incurred. The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(k)	Property, plant and equipment (cont’d)

Freehold land has an unlimited useful life and therefore is not depreciated. Asset under construction included in plant and equipment are not depreciated as these assets are not yet ready for intended use. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Freehold buildings	:	50 years
Leasehold land, buildings and improvements	:	Shorter of 15 to 50 years or lease term
Plant and machinery	:	3 to 20 years
Office furniture, fittings and equipment	:	3 to 20 years
Motor and transport vehicles	:	3.5 to 15 years

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

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if appropriate.

The Group capitalises interest with respect to major assets under installation or construction based on the weighted average cost of the Group’s general borrowings and actual interest incurred for specific borrowings. Repairs and maintenance of a routine nature are expensed while those that extend the life of assets are capitalised.

Construction in progress represents factories under construction and machinery and equipment pending installation. All direct costs relating to the acquisition or construction of buildings and machinery and equipment, including interest charges on borrowings, are capitalised as construction in progress.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Leases

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

Group as a lessee

Finance leases that transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the income statement.

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

Sale and leaseback

In accordance with IAS 17, Leases, the gain or loss on sale and operating leaseback transactions is recognised in the consolidated income statement immediately if (i) the Group does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments; and (ii) these transactions occur at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortised over the term of the lease.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Leases (cont’d)

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and benefits of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

(m)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining the asset, the amount of borrowing costs eligible for capitalisation should be determined as the actual borrowing costs incurred less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining the asset, the amount of borrowing costs eligible for capitalisation is by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate should be the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing costs incurred during that period.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Research and development expenses

Research costs are expensed as incurred. The Group received research and development subsidies of Rmb 46,080 and Rmb 22,090 (US$ 3,505) for the years ended December 31, 2010 and 2011 respectively.

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

Capitalised development expenditures are stated at cost less accumulated amortisation and impairment losses. During the period of development, the asset is tested for impairment annually. As of December 31, 2011, capitalised development expenditures are not amortised because the intangible asset has not been completed and available for use or sale.

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

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(p)	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations are recognised in the income statement in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The following assets criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(p)	Impairment of non-financial assets (cont’d)

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

(q)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts.

(r)	Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(s)	Convertible preference shares

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

The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible preference shares based on the allocation of proceeds to the liability and equity components when the instruments are initially recognised.

(t)	Investment properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at historical cost less provisions for depreciation and impairment. Disclosures about the cost basis and depreciation rates are disclosed in Note 2.3 (k).

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognised in the income statement in the period of derecognition.

Transfers are made to or from investment property only when there is a change in use. The investment property has been disposed of during the 2011 financial year.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(u)	Development properties

Development properties are those properties which are held with the intention of development and sale in the ordinary course of business. They are stated at the lower of cost plus, where appropriate, apportion of attributable profit, and estimated net realisable value, net of progress billings. Net realisable value represents the estimated selling price less costs to be incurred in the selling of the properties.

The cost of properties under development comprises specifically identified costs, including acquisition costs, development expenditure, borrowing costs and other related expenditure. Borrowing costs payable on loans funding a development property are also capitalised, on a specific identification basis, as part of the costs of the development property until the completion of development.

(v)	Related parties

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group and Company if that person:

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of the key management personnel of the Group or Company or of a parent of the Company.

(b)	An entity is related to the Group and the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)

The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(w)	Segment reporting

For management purposes, the Group is organised into operating segments based on their products and services which are independently managed by the respective segment managers responsible for the performance of the respective segments under their charge. The segment managers report directly to the management of the Company who regularly review the segment results in order to allocate resources to the segments and to assess the segment performance. Additional disclosures on each of these segments are shown in Note 33, including the factors used to identify the reportable segments and the measurement basis of segment information.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2011:

•	IAS 24 Related Party Disclosures (amendment) effective January 1, 2011

•	IAS 32 Financial Instruments: Presentation (amendment) effective February 1, 2011

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (amendment) effective January 1, 2011

•	Improvements to IFRSs (May 2010)

The adoption of the standards or interpretations is described below:

IAS 24 Related Party Transactions (Amendment)

The IASB issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasise a symmetrical view of related party relationships and clarifies the circumstances in which persons and key management personnel affect related party relationships of an entity. In addition, the amendment introduces an exemption from the general related party disclosure requirements for transactions with government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The adoption of the amendment did not have any impact on the financial position or performance of the Group.

IAS 32 Financial Instruments: Presentation (Amendment)

The IASB issued an amendment that alters the definition of a financial liability in IAS 32 to enable entities to classify rights issues and certain options or warrants as equity instruments. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment has no effect on the financial position or performance of the Group because the Group does not have these types of instruments.

IFRIC 14 Prepayments of a Minimum Funding Requirement (Amendment)

The amendment removes an unintended consequence when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover such requirements. The amendment permits a prepayment of future service cost by the entity to be recognised as a pension asset. The Group is not subject to minimum funding requirements, therefore the amendment of the interpretation has no effect on the financial position nor performance of the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

Improvements to IFRSs

In May 2010, the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies, but no impact on the financial position or performance of the Group.

•

IFRS 3 Business Combinations: The measurement options available for non-controlling interest (NCI) were amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation should be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition date fair value.

•	The amendments to IFRS 3 are effective for annual periods beginning on or after July 1, 2011. The Group did not early adopt the amendments.

•

IFRS 7 Financial Instruments — Disclosures: The amendment was intended to simplify the disclosures provided by reducing the volume of disclosures around collateral held and improving disclosures by requiring qualitative information to put the quantitative information in context. The Group reflects the revised disclosure requirements in Note 34.

•

IAS 1 Presentation of Financial Statements: The amendment clarifies that an entity may present an analysis of each component of other comprehensive income maybe either in the statement of changes in equity or in the notes to the financial statements. The Group did not early adopt the amendments.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:

•	IFRS 3 Business Combinations (Contingent consideration arising from business combination prior to adoption of IFRS 3 (as revised in 2008))

•	IFRS 3 Business Combinations (Un-replaced and voluntarily replaced share-based payment awards)

•	IAS 27 Consolidated and Separate Financial Statements

•	IAS 34 Interim Financial Statements

The following interpretation and amendments to interpretations did not have any impact on the accounting policies, financial position or performance of the Group:

•	IFRIC 13 Customer Loyalty Programmes (determining the fair value of award credits)

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. The Group expects that the adoption of the standards and interpretations below will have no material impact on the financial statements in the period of initial application.

IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has therefore no impact on the Group’s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

IAS 12 Income Taxes – Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012. This amendment will not have material impact on the Group after initial application.

IAS 19 Employee Benefits (Amendment)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after January 1, 2013. This amendment will have no impact on the Group after initial application.

IAS 27 Separate Financial Statements (as revised in 2011)

As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The Group does not present separate financial statements. The amendment becomes effective for annual periods beginning on or after January 1, 2013. This amendment will have no impact on the Group after initial application.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after 1 January 2013. This amendment will have no impact on the Group after initial application.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on the Group’s financial position or performance.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half of 2012. The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

This standard becomes effective for annual periods beginning on or after January 1, 2013. The Group is currently assessing the impact that this standard will have on the financial position and performance. Currently, the impact is not known or reasonably estimable.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers.

IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

The Group has already adopted equity method to account for its interest in joint ventures. The application of this new standard will not impact the financial position of the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRS 12 Disclosure of Involvement with Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013. The amendment affects disclosure only and has no impact on the Group’s financial position or performance.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. This standard becomes effective for annual periods beginning on or after January 1, 2013. The amendment has no material impact on the Group’s financial position or performance.

Improvements to IFRSs (issued in June 2011)

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after 1 January 2013. The amendments listed below, are considered to have a reasonable possible impact on the Group:

•	IFRS 1 First Time Adoption of International Financial Reporting Standards

•	IAS 1 Presentation of Financial Statements

•	IAS 16 Property, Plant and Equipment

•	IAS 32 Financial Instruments: Presentation

•	IAS 34 Interim Financial Reporting

The Group, however, expects no impact from the adoption of the amendments on its financial position or performance.

3.	Significant accounting judgments, estimates and assumptions

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

3.1	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Estimates and assumptions (cont’d)

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The Group’s impairment test for goodwill is based on value calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next eight years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset base of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are further explained in Note 15.

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

Assets to be disposed of would be separately presented in the consolidated statement of financial position and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The carrying amounts of property, plant and equipment as of December 31, 2010 and December 31, 2011 are Rmb 3,276,302 and Rmb 3,748,233 (US$ 594,807) respectively.

The Group periodically conducts an impairment review on the conditions of its property, plant and equipment.

An impairment loss of Rmb 252 (US$ 40) (2010: Rmb 1,372; 2009: Rmb 7,785) was charged to the consolidated income statement under cost of sales, selling, general and administrative expenses for the Group’s property, plants and equipment.

The impairment for 2010 and 2011 was due to assets that were not in use.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Estimates and assumptions (cont’d)

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2010 and 2011 are Rmb 294,934 and Rmb 359,332 (US$ 57,022) respectively.

The Group has unrecognised tax loss carried forward amounting to Rmb 413,995 and Rmb 413,825 (US$ 65,670) as of December 31, 2010 and 2011 respectively. These losses relate to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Group. The subsidiary has no temporary taxable differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. If the Group was able to recognise all unrecognised deferred tax assets, profit would increase by Rmb 70,473 (US$11,183) for year ended December 31, 2011 (2010: Rmb 70,685).

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Provision for product warranty

The Group recognises a provision for product warranty in accordance with the accounting policy stated on Note 2.3 (r). The Group has made assumptions in relation to historical warranty cost per unit of engines sold. The carrying amounts of the provision of product warranty as at December 31, 2010 and 2011 were Rmb 352,154 and Rmb 307,072 (US$ 48,729) respectively.

Withholding tax

The China’s Unified Enterprise Income Tax Law (“CIT law”) also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognise a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. The carrying amounts of withholding tax provision as of December 31, 2010 and 2011 are Rmb 76,792 and Rmb 100,284 (US$ 15,914) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Estimates and assumptions (cont’d)

Withholding tax (cont’d)

The Company estimated the withholding tax by taking into consideration the dividend payment history of Yuchai and the operating cash flow needs of the Company.

De-recognition of bills receivable

The Group sells bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. This involves management assumptions relating to the transfer of risks and rewards of the bills receivable when discounted. At the time of sale of the bills receivable to the banks, the risks and rewards relating to the bills receivable are substantially transferred to the banks. Accordingly, bills receivable are derecognised, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. Please refer to Note 22.

Inventory provision

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realisable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of inventory provision as at December 31, 2010 and 2011 were Rmb 171,432 and Rmb 150,477 (US$ 23,879) respectively.

Accounts receivable provisions

The Group makes allowances for bad and doubtful debts based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of bad and doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of allowance for doubtful accounts as of December 31, 2010 and 2011 were Rmb 87,335 and Rmb 75,155 (US$ 11,927) respectively.

Development costs

Development costs are capitalised in accordance with the accounting policy in Note 2.3(n). Initial capitalisation of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalised, management makes assumptions regarding the expected future cash generation from the project, discount rate to be applied and the expected period of benefits. The carrying amount of capitalised development costs as of December 31, 2010 and 2011 were Rmb 13,389 and Rmb 24,754 (US$ 3,928) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2010	31.12.2011
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4

Guangxi Yulin Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	74.2	74.2

Guangxi Yuchai Machinery Monopoly Development Company Limited	People’s Republic of China	54.9	54.9

Xiamen Yuchai Diesel Engines Company Limited	People’s Republic of China	76.4	76.4

Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4

Jining Yuchai Engine Company Limited (1)	People’s Republic of China	39.7	39.7

Zhejiang Yuchai Sanli Engine Company Limited (1)	People’s Republic of China	39.7	39.7

HL Global Enterprises Limited (2)	Singapore	47.4	49.4

(1)

The Company considers these companies as subsidiaries as it is able to govern the financial and operating policies of these companies through Yuchai’s equity interest and its ability to control the companies’ equity interest.

(2)

During the year, the Company converted 35,149,000 (2010: 33,891,000) of RCPS B shares into HLGE’s ordinary shares. As a result, the Company’s interest in HLGE increased to 49.4% (2010: 47.4%). Having regard to the potential voting rights attributable to the RCPS in HLGE, the Company considers HLGE a subsidiary as it is able to govern the financial and operating policies of HLGE.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates

Movement in the Group’s share of the associates’ post acquisition retained earnings is as follows:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Initial cost	22,797	22,797	3,618

Share of post acquisition earnings At January 1	19,745	20,331	3,226
Share of results, net of tax	(121)	1,519	241

Disposal of associate	707	—	—

At January 1/December 31	20,331	21,850	3,467

Share of reserves	(4,518)	(6,646)	(1,055)

Investment in associates	38,610	38,001	6,030

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

Details of the associates are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2010	31.12.2011
			%	%
Held by subsidiaries:

Scientex Park (M) Sdn Bhd (1)	Property investment and development	Malaysia	13.3	13.8

Sinjori Sdn Bhd (1)	Property investment and development	Malaysia	13.3	13.8

Yuchai Quan Xing Co., Ltd. (2)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	People’s Republic of China	14.8	14.8

Yuchai Property Management Co., Ltd. (3)	Property management	People’s Republic of China	22.3	22.3

(1)	The Company has significant influence in these entities through HLGE who held direct equity interests of 28% interest in these entities.
(2)	The Company has significant influence in this entity through YAMC who held direct equity interests of 20% interest in this entity.
(3)	The Company has significant influence in this entity through YAMC who held direct equity interests of 30% interest in this entity.

The summarised financial information on the Group’s associates, which is not adjusted for the percentage of ownership held by the Group, is as follows:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000
Assets and liabilities
Total assets	174,982	177,110	28,106
Total liabilities	34,739	39,510	6,270

Net assets	140,243	137,600	21,836

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000
Results
Revenue	163,716	105,855	120,086	19,056
Profit / (loss) after taxation	2,236	(719)	4,976	790

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures

Movement in the Group’s share of the joint ventures’ post acquisition retained earnings is as follows:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Unquoted equity shares, at cost	650,454	683,749	108,504

At January 1	(83,580)	(133,143)	(21,128)
Share of results after tax (1)	(53,902)	(81,151)	(12,878)
Dividend received	(1,733)	(10,166)	(1,613)
Write-back of impairment	10,936	—	—
Others	—	(2,305)	(366)
Translation adjustment	(4,864)	1,354	215

At January 1/December 31	(133,143)	(225,411)	(35,770)
Share of post acquisition retained earnings	(2,998)	(1,593)	(253)

Investment in joint ventures	514,313	456,745	72,481

In 2011, the Group made additional investment of Rmb 33,295 in Yuchai Remanufacturing. The Group’s percentage of interest in Yuchai Remanufacturing remains unchanged.

(1)	Share of results after tax is composed of:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Share of joint venture losses	(11,375)	(12,639)	(2,006)
Impairment of investment in joint ventures	(2,117)	(53,540)	(8,496)
Fair value adjustments arising from purchase price allocation for PPEs in joint ventures	(40,410)	(14,972)	(2,376)

Share of results after tax	(53,902)	(81,151)	(12,878)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

The Group has interests in the following joint ventures:

Name of company	Percentage of interest		Principal activities
	31.12.2010	31.12.2011
	%	%
Held by subsidiaries:
Augustland Hotel Sdn Bhd	45	45	Hotel development and operation

Copthorne Hotel Qingdao Co., Ltd.	60	60	Owns and operates a hotel in Qingdao, PRC

Shanghai Equatorial Hotel Management Co., Ltd.	49	49	Hotel management and hotel consultancy

Shanghai International Equatorial Hotel Co., Ltd.	50	50	Owns and operates a hotel and club in Shanghai, PRC

Y&C Engine Co., Ltd.	45	45	Heavy duty diesel engine

Yuchai Remanufacturing Services Co., Ltd.	51	51	Remanufacture and sale of automobile parts, diesel engines and components

The Group has included in its consolidated financial statements its share of assets and liabilities incurred by the joint ventures and its share of the results of the joint ventures using equity method.

The summarised financial information on the Group’s share is as follows:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Assets and liabilities
Current assets	197,526	269,293	42,734
Non-current assets	406,166	497,520	78,951
Current liabilities	145,808	152,237	24,158
Non-current liabilities	78,803	226,192	35,893

Net assets	379,081	388,384	61,634

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000
Results
Revenue	110,886	150,161	212,401	33,706
Expenses	(118,353)	(158,130)	(223,811)	(35,517)
Taxation	(471)	(3,406)	(1,229)	(195)
Loss after taxation	(7,938)	(11,375)	(12,639)	(2,006)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Revenue

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Sale of goods	13,139,578	16,138,580	15,378,190	2,440,363
Rendering of services
Consisting of:
Revenue from hotel and restaurant operations	26,268	41,948	61,813	9,809
Revenue from sale of development properties	6,744	24,278	3,821	606
Rental income	3,313	3,378	604	96

	36,325	69,604	66,238	10,511

Revenue	13,175,903	16,208,184	15,444,428	2,450,874

8.1	Depreciation and amortisation, sales commissions and shipping and handling expenses

Depreciation and amortisation of property, plant and equipment, prepaid operating leases and investment properties are included in the following captions.

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Cost of goods sold	180,043	193,504	234,486	37,210
Research and development expenses	22,175	22,253	24,202	3,841
Selling, general and administrative expenses	83,096	70,383	70,155	11,132

	285,314	286,140	328,843	52,183

Sales commissions to sales agents are included in the following caption:

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Selling, general and administrative expenses	79,129	160,283	113,322	17,983

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Selling, general and administrative expenses	215,621	248,790	193,570	30,718

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.2	(a) Other operating income

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Interest income	31,576	61,719	53,159	8,436
Foreign exchange gain, net	—	19,975	1,599	254
Dividend income from associates	11,162	—	1,656	263
Gain on disposal of associates	1,906	707	—	—
Gain on disposal of subsidiaries	—	2,833	—	—
Gain on disposal of prepaid operating leases	—	—	10,678	1,694
Fair value gain on held for trading investments	—	17,123	—	—
Fair value gain on available-for-sale investment	—	—	10,983	1,743
Gain on disposal of investment properties	—	—	5,908	937
Gain on assignment of debts	5,657	—	—	—
Write-back of impairment of receivables	4,895	—	—	—
Write-back of trade and other payables	23,649	—	—	—
Write-back of impairment of investment in joint ventures	—	10,936	—	—
Government grant income	14,823	11,129	18,420	2,923
Others, net	—	4,653	—	—

	93,668	129,075	102,403	16,250

8.2	(b) Other operating expenses

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Foreign exchange loss, net	(6,543)	—	—	—
Loss on disposal of property, plant and equipment	(8,618)	(33,670)	(9,830)	(1,560)
Fair value loss on held for trading investment	—	—	(16,104)	(2,556)
Write off of trade and other payables	—	(5,249)	—	—
Others, net	(952)	(2,528)	(3,391)	(538)

	(16,113)	(41,447)	(29,325)	(4,654)

8.3	Research and development costs

Research and development costs recognised as an expense in the income statement amount to Rmb 328,140 (US$ 52,072) (2010: Rmb 324,123; 2009: Rmb 297,259).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.4	Finance costs

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000
Interest expense for:
Bank term loans	31,382	31,302	33,693	5,347
Finance lease	1,237	1,649	—	—
Bills discounting	60,723	109,260	73,651	11,688
Corporate bonds	(3,332)	—	64,175	10,184
Bank charges	2,401	2,911	6,869	1,089
Less:
Borrowing costs capitalised	(14,918)	(14,676)	(22,214)	(3,525)

	77,493	130,446	156,174	24,783

The rate used to determine the amount of borrowing costs eligible for capitalisation was 5.43% (2010: 5.00%; 2009: 4.56%), which is the effective interest rate of the borrowings.

8.5	Staff costs

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Wages and salaries	763,483	874,129	741,036	117,595
Contribution to defined contribution plans (i)	134,017	189,564	240,590	38,179
Retrenchment costs	38	—	—	—
Executive bonuses	45,182	98,239	67,347	10,687
Staff welfare	47,439	56,780	59,142	9,385
Others	5,369	1,412	1,888	300

	995,528	1,220,124	1,110,003	176,146

Note:

(i)

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organised by Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2011, 2010 and 2009, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. Expenses incurred in connection with the plan were Rmb 239,253 (US$ 37,967) (2010: Rmb 187,900; 2009: Rmb 124,257).

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other post retirement benefits beyond the annual contributions described above.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax

Income tax expense in the consolidated income statement consists of:

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Current income tax:
Current income tax charge	222,047	332,524	266,044	42,218
Adjustments in respect of current income tax of previous year	5,999	3,257	1,607	256

Deferred tax:
Relating to origination and reversal of temporary differences	(79,632)	(5,400)	(40,871)	(6,486)
Adjustments in respect of deferred tax of previous year	(1,191)	(2,435)	—	—

Income tax expense reported in the income statement	147,223	327,946	226,780	35,988

Income tax expense reported in the consolidated income statement differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2009, 2010 and 2011 for the following reasons:

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Accounting profit before tax from continuing operations	966,668	1,765,203	1,299,282	206,183
Computed tax expense of 15%	145,000	264,780	194,892	30,927
Adjustments resulting from:
Non-deductible expenses	808	10,432	7,298	1,158
Tax-exempt income	(43,143)	(2,994)	(310)	(49)
Utilisation of deferred tax benefits previously not recognised	165	(1,792)	—	—
Deferred tax benefits not recognised	4,968	3,381	1,818	288
Tax credits for R&D expense	(14,563)	(17,556)	(26,625)	(4,225)
Tax rate differential	33,516	25,027	24,070	3,820
Underprovision in respect of prior years
- current	5,999	3,257	1,607	256
- deferred	(1,191)	(2,435)	—	—
Withholding tax expense	15,664	45,846	23,492	3,728
Others	—	—	538	85

Total	147,223	327,946	226,780	35,988

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax (cont’d)

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated income statement
	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Deferred tax liabilities
Accelerated tax depreciation	(42)	(42)	(7)	—	347	—	—
Unremitted earnings from overseas source income	(440)	(422)	(66)	—	—	—	—
Expenditure currently deferred for tax purpose	—	9	1	—	100	—	—
PRC withholding tax on dividend income	(76,792)	(100,284)	(15,914)	(15,664)	(45,846)	(23,492)	(3,728)

	(77,274)	(100,739)	(15,986)	(15,664)	(45,399)	(23,492)	(3,728)

Deferred tax assets
Accelerated accounting depreciation	8,418	7,523	1,194	1,025	(1,090)	(895)	(142)
Write down of inventories	36,104	33,259	5,278	14,987	(9,086)	(2,845)	(451)
Allowance for doubtful accounts	9,872	10,152	1,611	(5,861)	(5,168)	280	44
Accruals	192,173	230,968	36,652	45,526	71,242	38,795	6,156
Tax value of loss carried forward	2,480	830	132	(1,132)	1,307	(1,685)	(267)
Deferred income	35,669	69,014	10,952	33,395	(5,643)	33,345	5,292
Others	10,218	7,586	1,203	8,547	1,672	(2,632)	(418)

	294,934	359,332	57,022	96,487	53,234	64,363	10,214

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax (cont’d)

Deferred tax (cont’d)

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

The Group has been granted tax credits in relation to approved research and development costs. According to relevant laws and regulations in the PRC prior to the new CIT law, the amount of credits relating to the purchase of certain domestic equipment entitled for deduction each year is limited to the incremental current income tax expense of the subsidiary for the year compared to the income tax expense of the subsidiary in the year immediately prior to the year the credit was approved.

The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to us, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company recognises a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises. As at December 31, 2011, the provision for withholding tax payable was Rmb 100,284 (US$ 15,914) (2010: Rmb 76,792).

The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Deferred tax assets	294,934	359,332	57,022
Deferred tax liabilities	(77,274)	(100,739)	(15,986)

	217,660	258,593	41,036

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

10.	Discontinued operations

On December 1, 2009, we publicly announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intended to appoint a broker to sell 550,000,000 shares in TCL at a price of S$ 0.03 per share on an ex-distribution basis (“Placement”). As of December 31, 2009, a total of 536,000,000 shares out of 550,000,000 shares available in the Placement have been taken up. The Placement was conditional upon the completion of the capital reduction and cash distribution exercise and subject to all the shares in the Placement being sold, our total shareholding in TCL decreased from 34.4% to 13.4%. The Company equity accounted for the result of TCL for 11 months in 2009. The investment in TCL was classified as a disposal group held for sale and as a discontinued operation as at December 31, 2009.

The results of TCL for the year are equity accounted for 11 months ended November 30, 2009 and presented as discontinued operations for the year ended December 31, 2009. The related reserves of TCL have been classified to “Reserve of asset classified as held for sale” on the statement of changes in equity as of December 31, 2009.

On July 7, 2010, TCL made payment of cash distribution to shareholders pursuant to the Capital Reduction Exercise. Subsequent to the cash distribution, the Company began to sell its shares in TCL in the market. As of December 31, 2010, 580,253,000 shares in TCL have been disposed of and the Company has recognised a gain on disposal of TCL shares of Rmb 12,655. There were no TCL shares being disposed of during the year.

Upon the disposal of TCL shares, the Company’s shareholding interest in TCL has reduced from 34.4% to 12.2%. Meanwhile, the Company’s representation in the board of directors of TCL also reduced to one out of eight directors on the board of TCL. As of December 31, 2011, the Company does not exercise significant influence over the operating and financial policies of TCL. The Company’s investment in TCL is classified as held for trading investment (Note 21) as they are held for the purpose of selling in the near term. The Company’s investment in TCL is measured at fair value with changes in fair value recognised in other operating income/(expenses) in the income statement.

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Profit from discontinued operations:
- Profit before tax	14,321	—	—	—
- Gain on disposal	—	12,655	—	—
- Taxation	(1,299)	—	—	—

	13,022	12,655	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

10.	Discontinued operations (cont’d)

The net cash flows incurred by TCL are as follows:

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Operating	—	—	—	—
Investing	—	302,655	—	—
Financing	—	—	—	—

	—	302,655	—	—

	31.12.2009 Rmb	31.12.2010 Rmb	31.12.2011 Rmb	31.12.2011 US$

Earnings per share:
Basic, from discontinued operation	0.35	0.34	—	—
Diluted, from discontinued operation	0.35	0.34	—	—

11.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to owners of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Net profit attributable to owners of the parent from continuing operations	615,309	1,104,642	818,532	129,893
Net profit attributable to owners of the parent from discontinued operations	13,022	12,655	—	—

Net profit attributable to owners of the parent for basic earnings	628,331	1,117,297	818,532	129,893

Weighted average number of ordinary shares for basic earnings per share	37,267,673	37,267,673	37,267,673	37,267,673

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Earnings per share (cont’d)

There were no potentially dilutive common shares in any of the years ended December 31, 2011, 2010 and 2009.

To calculate earnings per share amounts for the discontinued operation (see Note 10), the weighted average number of ordinary shares for both basic and diluted amounts is as per the table above. The following table provides the profit figure used:

	31.12.2009 Rmb’000	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Net profit attributable to owners of the parent from discontinued operations for basic and diluted earnings per share calculations	13,022	12,655	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Property, plant and equipment

	Freehold land Rmb’000	Leasehold land, buildings & improvements Rmb’000	Construction -in-progress Rmb’000	Plant and machinery Rmb’000	Office furniture, fittings and equipment Rmb’000	Motor and transport vehicles Rmb’000	Total Rmb’000

Cost:
At January 1, 2010	594	1,353,559	610,461	2,723,031	108,960	84,801	4,881,406
Additions	—	75,669	517,750	24,251	9,092	17,543	644,305
Disposals	—	(43,969)	—	(48,126)	(10,189)	(8,406)	(110,690)
Transfers	—	202,558	(540,115)	315,263	22,053	241	—
Write-off	—	(456)	(16,183)	(5,792)	—	(17)	(22,448)
Translation difference	40	242	(1,437)	771	528	(35)	109

At December 31, 2010 and January 1, 2011	634	1,587,603	570,476	3,009,398	130,444	94,127	5,392,682
Additions	—	11,965	845,870	43,375	9,768	20,786	931,764
Disposals	—	(157,398)	—	(78,276)	(9,657)	(6,605)	(251,936)
Transfers	—	75,534	(538,332)	450,566	10,755	1,477	—
Write-off	—	(174)	(2,321)	(7,985)	(4,722)	—	(15,202)
Translation difference	(38)	1,723	—	571	(68)	(36)	2,152

At December 31, 2011	596	1,519,253	875,693	3,417,649	136,520	109,749	6,059,460

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Property, plant and equipment (cont’d)

	Freehold land	Leasehold land, buildings & improvements	Construction -in-progress	Plant and machinery	Office furniture, fittings and equipment	Motor and transport vehicles	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Depreciation and impairment:
At January 1, 2010	594	311,452	27,351	1,446,783	75,791	44,266	1,906,237
Charge for the year	—	49,360	—	206,236	11,420	7,428	274,444
Disposals	—	(2,074)	—	(29,496)	(8,410)	(6,301)	(46,281)
Write-off	—	(129)	(16,183)	(3,672)	—	(17)	(20,001)
Impairment loss	—	—	—	1,372	—	—	1,372
Translation difference	40	(108)	—	450	240	(13)	609

At December 31, 2010 and January 1, 2011	634	358,501	11,168	1,621,673	79,041	45,363	2,116,380
Charge for the year	—	53,696	—	222,385	15,151	9,962	301,194
Disposals	—	(41,484)	—	(37,590)	(8,488)	(4,147)	(91,709)
Write-off	—	(87)	(2,321)	(7,964)	(4,671)	—	(15,043)
Impairment loss	—	—	(3,102)	3,275	—	79	252
Translation difference	(38)	359	—	80	(227)	(21)	153

At December 31, 2011	596	370,985	5,745	1,801,859	80,806	51,236	2,311,227

Net book value:
At December 31, 2010	—	1,229,102	559,308	1,387,725	51,403	48,764	3,276,302

At December 31, 2011	—	1,148,268	869,948	1,615,790	55,714	58,513	3,748,233

US$’000	—	182,219	138,053	256,409	8,841	9,285	594,807

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Property, plant and equipment (cont’d)

The accumulated impairment loss includes impairment of buildings in Yulin hotel and Guilin office building. The recoverable amounts of the buildings have been determined based on fair value less cost to sell. Fair values are determined using a market comparison and income approach. On April 27, 2011, Guangxi Yulin Hotel Company Limited entered into a sale and purchase agreement with a third party to sell its Guilin office building for a total consideration of Rmb 120 million. Upon the disposal of Guilin office building, an accumulated impairment loss of Rmb 26,485 was included in the determination of loss on disposal.

Capitalised borrowing costs

The amount of borrowing costs capitalised during the year ended December 31, 2011 was Rmb 22,214 (US$ 3,525) (2010: Rmb 14,676). The rate used to determine the amount of borrowing costs eligible for capitalisation was 5.43% (2010: 5.00%) which is the effective interest rate of the specific and any applicable general borrowings that is used for the purpose of obtaining the qualifying assets.

Finance leases

The carrying value of plant and equipment held under finance leases at December 31, 2010 and 2011 were Rmb 33,037 and Rmb nil (US$ nil) respectively. Leased assets are pledged as security for the related finance lease.

13.	Investment properties

	Rmb’000	US$’000

Cost:
At January 1, 2010	35,978	5,709
Translation during the year	2,651	421

At December 31, 2010 and January 1, 2011	38,629	6,130
Translation during the year	(828)	(131)
Disposed of during the year	(37,801)	(5,999)

At December 31, 2011	—	—

Accumulated depreciation:
At January 1, 2010	2,126	337
Charge during the year	692	110

At December 31, 2010 and January 1, 2011	2,818	447
Charge during the year	363	58
Disposed of during the year	(3,181)	(505)

At December 31, 2011	—	—

Net book value:
At December 31, 2010	35,811	5,683

At December 31, 2011	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

13.	Investment properties (cont’d)

Details of the investment property (non-current) are as follows:

Location	Description	Tenure	Land area (m2)	Floor area (m2)	Owned by

49 Jalan Wong Ah Fook, Johor Bahru, Malaysia (“Wisma LKN”)	18-storey office block	Freehold	1,133.1	6,948.02	LKN Development Pte. Ltd. (“LKND”)

The commercial property was leased to external customers. Each lease was for a period of one to three years.

On July 8, 2011, the board of directors of HLGE announced that its wholly-owned subsidiary, LKND, had entered into a sale and purchase agreement with an unrelated third party to dispose of LKND’s office property known as “Wisma LKN” for a cash consideration of RM 20,000,000. The sale of the property was completed on October 24, 2011. Gain on disposal of the investment property was Rmb 5,907 (US$ 937).

The direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period ended December 31, 2009, 2010 and 2011 are Rmb 2,162, Rmb 1,995 and Rmb nil, respectively.

14.	Prepaid operating leases

Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government. The prepaid operating leases charged to expense were Rmb 11,004 and Rmb 27,286 (US$ 4,330) for the year ended December 31, 2010 and 2011, respectively.

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Current	11,004	11,292	1,792
Non-current	407,468	387,839	61,546

Total	418,472	399,131	63,338

Gross payments for prepaid operating leases	481,251	487,729	77,398
Less: Amounts charged to expense	(62,779)	(88,598)	(14,060)

Total	418,472	399,131	63,338

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

15.	Goodwill

	Rmb’000	US$’000

Cost:
At January 1, 2010, December 31, 2010 and December 31, 2011	218,311	34,644

Impairment:
At January 1, 2010, December 31, 2010 and December 31, 2011	5,675	901

Net book value:
At December 31, 2010	212,636	33,743

At December 31, 2011	212,636	33,743

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel has been fully impaired in 2008.

Carrying amount of goodwill allocated to each of the cash-generating units:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Yuchai	212,636	212,636	33,743

Yuchai unit

The Group performed its annual impairment test as at December 31, 2011 and 2010. The recoverable amount of the unit is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period. The business of Yuchai is stable since the Group had control since 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections is 13.93% (2010: 16.98%). No impairment was identified for this unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

15.	Goodwill (cont’d)

Key assumptions used in value in use calculations

The calculation of value in use for the cash generating units is most sensitive to the following assumptions:

•	Gross margin

•	Discount rates

•	Growth rate estimates

Gross margin – Gross margin is based on estimated margins in the budget period.

Discount rates – Discount rates reflect management’s estimate of the risks specific to the cash generating unit and was estimated based on Weighted Average Cost of Capital (“WACC”). This rate was weighted according to the optimal debt/equity structure arrived on the basis of the capitalisation structure of the peer group.

Growth rate estimates – Growth rates are based on management’s estimate. The long term rates used to extrapolate the budget for Yuchai are 16.72% and 15.77% for 2011 and 2010 respectively.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the Yuchai cash generating unit, the Company believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

16.	Intangible assets

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Development costs	13,389	24,754	3,928

During the financial year, the Group capitalised Rmb 11,365 (US$ 1,804) (2010: Rmb 13,389) of development expenditure for intellectual property right, technical skill and knowledge of building a new technology of heavy-duty diesel engines.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

17.	Other receivables (non-current)

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Amount due from joint ventures (i)	58,914	—	—
Deposits	2,000	—	—
Lease receivable	4,619	—	—

	65,533	—	—

(i)	The non-current non-trade amounts due from joint venture partners were unsecured, with interest bearing at 1.681% per annum in 2010. The amount was fully repaid in 2011.

18.	Other financial liabilities

(a)	Other liabilities (current and non-current)

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Preference shares	861	830	132
Finance lease liabilities (Note 32)	27,751	—	—

	28,612	830	132

Current	9,743	—	—
Non-current	18,869	830	132

	28,612	830	132

Redeemable convertible preference shares (“RCPS”)

The Series A RCPS issued have the following key terms and conditions:

(a)

Non-cumulative dividend which shall accrue for each Series A RCPS on a daily basis at 0.1% per annum of the amount equivalent to S$0.69 per outstanding Series A RCPS. Series A RCPS rank pari passu with the Series B RCPS and in priority to all other classes of equity securities;

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

The Series B RCPS issued have the following key terms and conditions:

(a)

Non-cumulative dividend which shall accrue for each Series B RCPS on a daily basis at 0.1% per annum of the amount equivalent to S$0.16 per outstanding Series B RCPS. Series B RCPS rank pari passu with the Series A RCPS and in priority to all other classes of equity securities;

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

On February 11, 2010, Grace Star, the immediate holding company and a substantial holder of HLGE, had informed HLGE that it would convert only 17,300,000 out of the 93,229,170 of Series B RCPS it held as at that date into ordinary shares of HLGE so as to comply with the Singapore Code on Takeovers and Mergers which prohibits Grace Star from acquiring more than 1% of the ordinary shares of HLGE (including through the conversion of the RCPS) in any six-month period. Following the Mandatory Conversion Date, Grace Star became the sole holder of the remaining 75,929,170 Series B RCPS in issue.

As Grace Star and HLGE are both subsidiaries of the Company, the Series B RCPS is eliminated at consolidation level.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

18.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings

	Effective interest rate	Maturity	31.12.2010
	%		Rmb’000
Current:
Renminbi denominated loans	4.73	2011	372,620
Singapore dollar denominated loans	1.29	2011	50,923

			423,543

Non-Current:
Renminbi denominated loans	4.86	2012 - 2013	100,000
Singapore dollar denominated loans	1.20	2011	50,925
US dollars denominated loans	1.08	2011	50,925

			201,850

	Effective interest rate	Maturity	31.12.2011	31.12.2011
	%		Rmb’000	US$’000
Current:
Renminbi denominated loans	5.39	2012	3,551,848	563,642

			3,551,848	563,642

Non-Current:
Renminbi denominated loans	5.24	2013	96,114	15,253
Singapore dollar denominated loans	1.38	2014	48,769	7,739

			144,883	22,992

Note:

The Company has the discretion to refinance or rollover the obligations for at least 12 months after the reporting period for the existing loan facilities. All loans balances as stated above do not have a callable feature.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

18.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

S$50.0 million credit facility with DBS Bank Ltd. (“DBS”):

On August 21, 2009, the Company entered into a new short-term loan agreement for up to S$50.0 million for 12 months duration with DBS to re-finance our existing bridging credit facility with DBS which expired on September 4, 2009. The new facility will be used to finance the Company’s long-term general working capital requirements. The terms of the facility include certain financial covenants as well as negative pledge and default provisions. There is an undertaking by the Company to repay S$2.0 million every quarter. On September 1, 2010, the credit facility expired and was refinanced for S$10.0 million with the same bank.

S$10.0 million credit facility with DBS Bank Ltd. (“DBS”):

On September 1, 2010, the Company entered into a new short-term loan agreement for up to S$10.0 million for 12 months duration with DBS to refinance the S$50.0 million facility that was due to mature on September 1, 2010. The facility will be utilised by the Company to finance its long-term working capital requirements. The terms of facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary of HLA, and that HLGE remains listed on the Singapore Exchange. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not less than US$350 million at any time, and the ratio of the Company’s consolidated debt to consolidated tangible net worth (as defined in the agreement) not exceeding 1 time. All moneys owing by the Company shall be repaid in full on the date falling 12 months after the drawdown date (“Final Repayment Date”).

S$30.0 million credit facility with DBS Bank Ltd. (“DBS”):

On November 10, 2011, the Company entered into a new facility agreement with DBS to refinance the S$10.0 million facility that was due to mature on September 1, 2011. The new unsecured revolving credit facility has a committed aggregated value of S$30.0 million. The facility will be utilised by the Company to finance its long-term working capital requirements. The terms of facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary of HLA, and that HLGE remains listed on the Singapore Exchange. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not less than US$350 million at any time, and the ratio of the Company’s consolidated debt to consolidated tangible net worth (as defined in the agreement) not exceeding 1.0 at any time. All moneys owing by the Company shall be repaid in full on the date falling 36 months from the date of the facility agreement (“Final Maturity Date”).

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

18.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

S$30.0 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”):

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

US$40.0 million credit facility with Sumitomo:

On March 30, 2007, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$40.0 million to refinance the S$60.0 million facility with Oversea - Chinese Banking Corporation Limited (“OCBC”) that was due to mature on July 26, 2007. The facility is available for three years from the date of the facility agreement and will be utilised by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank, within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year. The credit facility expired on March 30, 2010 and was refinanced for US$30.0 million with the same bank.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

18.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

US$30.0 million credit facility with Sumitomo:

On March 30, 2010, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$30.0 million to refinance the US$40.0 million facility that was due to mature on March 30, 2010. The facility is available for one year from the date of the facility agreement and will be utilised by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not less than US$200 million and the ratio of our total consolidated net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year.

On March 18, 2011, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for an aggregate of US$30.0 million to refinance the US$30.0 million facility that was due to mature on March 25, 2011. The facility is available for three years from the date of the facility agreement and will be utilised by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not less than US$200 million and the ratio of our total consolidated net debt (as defined in the agreement) to consolidated tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

18.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

Yuchai Rmb 1.7 billion short-term financing bonds

Yuchai received approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated unsecured short-term financing bonds (“Bonds”) amounting to Rmb 1.7 billion. The Bonds were issued in two tranches. The first tranche of the Bonds amounting to Rmb 1 billion was issued on March 9, 2011 and matured on March 9, 2012. The first tranche of the Bonds bears a fixed annual interest rate of 4.59%. The second tranche of the Bonds amounting to Rmb 700 million was issued on July 22, 2011 and will mature on July 22, 2012. The second tranche of the Bonds bears a fixed annual interest rate of 5.65%. The par value and issue price of each Bond is Rmb 100. Subscription to and trading of the Bonds is only available in China to institutional investors of China’s National Inter-bank Bond Market. All the proceeds from the issuance of the Bonds are used by Yuchai as working capital.

Yuchai Rmb 690 million short-term financing bonds

Yuchai received approval from NAFMII for the issuance of RMB-denominated unsecured short-term financing bonds (“Bonds”) amounting to Rmb 690 million. The bonds were issued on November 22, 2011 and will mature on November 23, 2012. The par value and issue price of each Bond is Rmb 100. The Bonds bear a fixed annual interest rate of 5.77%. Subscription to and trading of the Bonds is only available in China to institutional investors of China’s National Inter-bank Bond Market. All the proceeds from the issuance of the Bonds are used by Yuchai as working capital.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Deferred grants

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Balance at beginning of year	179,233	280,696	44,544
Received during the year	112,592	71,015	11,269
Released to consolidated income statement	(11,129)	(18,420)	(2,923)

Balance at end of year	280,696	333,291	52,890

Current (Note 28)	10,960	14,708	2,334
Non-current	269,736	318,583	50,556

	280,696	333,291	52,890

Government grants have been received for the purchase of certain items of property, plant and equipment.

20.	Inventories

Inventories are comprised of:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Raw materials	1,333,406	1,440,136	228,535
Work in progress	38,389	32,259	5,119
Finished goods	1,261,065	943,661	149,750

Total inventories at the lower of cost and net realisable value	2,632,860	2,416,056	383,404

Inventories recognised as an expense in cost of sales are Rmb 9,567,280, Rmb 11,230,551 and Rmb 10,975,089 (US$ 1,741,635) in the year ended December 31, 2009, 2010 and 2011 respectively.

An analysis of the inventory reserve accounts is as follows:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Balance at beginning of year	286,947	171,432	27,205
Inventories written down	26,462	52,791	8,377
Reversal of write down of inventories	(138,225)	(65,203)	(10,347)
Written off	(3,752)	(8,543)	(1,356)

Balance at end of year	171,432	150,477	23,879

The amount of write-down/(reversal) of inventories recognised as an expense and included in “cost of sales” amounted to Rmb 154,700, Rmb (111,763) and Rmb (12,412) (US$ (1,970)) in year ended December 31, 2009, 2010 and 2011 respectively. The reversal of write-down of inventories was made when the related inventories were sold above their carrying amounts in 2011.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

21.	Other current assets

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Development properties	62,022	55,698	8,838
Held for trading investment	56,628	40,524	6,431

	118,650	96,222	15,269

22.	Trade and bills receivables

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Trade receivables (net)	536,011	753,924	119,640
Bills receivables	3,698,464	5,936,993	942,141

	4,234,475	6,690,917	1,061,781

Trade receivables (net) are non-interest bearing and are generally on 60 days’ term. They are recognised at their original invoice amounts which represent their fair values on initial recognition.

The Group factored a portion of the trade receivables during the year ended December 31, 2011. Factoring is done with large banks in China. As of December 31, 2011, Rmb 800.0 million (2010: Rmb nil) was included in “interest-bearing loans and borrowings” representing the Group’s obligation to the banks for trade receivables factored with recourse.

As of December 31, 2010 and 2011, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled Rmb 3,470,662 and Rmb 1,058,503 (US$ 167,974) respectively.

As of December 31, 2010 and 2011, outstanding bills receivable endorsed to suppliers with recourse obligation were Rmb 790,098 and Rmb 874,340 (US$138,749) respectively.

An analysis of the allowance for doubtful accounts is as follows:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Balance at beginning of year	76,646	61,161	9,706
(Credit)/debit to consolidated income statement	(15,491)	1,723	273
Written off	—	(3,702)	(587)
Translation differences	6	(5)	(1)

Balance at end of year	61,161	59,177	9,391

The Group’s historical experience in the collection of trade receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s trade receivables.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

22.	Trade and bills receivables (cont’d)

At December 31, 2010 and 2011, gross trade receivables due from a major customer, Dongfeng Automobile Company and its affiliates (“the Dongfeng companies”) were Rmb 319,400 and Rmb 341,374 (US$ 54,173), respectively. See Note 34 for further discussion of customer concentration risk.

		Neither past due	Past due but not impaired
	Total	nor impaired	0 – 90 days	91-180 days	181-365 days	>365 days
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At 31.12.2011	6,690,917	6,386,696	236,917	36,468	23,459	7,377
At 31.12.2010	4,234,475	4,032,899	140,811	33,502	26,948	315

23.	Other receivables (current)

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

GST/VAT Recoverable	88,799	188,180	29,862
Staff advances	3,649	3,856	612
Amounts due under guarantee contracts, net (see Note 32)	12,129	12,043	1,912
Associates	18,604	123,111	19,536
Other related parties	50,726	37,756	5,991
Interest receivables	5,920	3,363	534
Custom tax refund	4,380	3,916	621
Other tax recoverable	—	19,775	3,138
Bills receivable in transit	22,277	52,915	8,397
Others	30,816	37,132	5,893
Impairment losses – other receivables (i)	(26,174)	(15,978)	(2,536)

	211,126	466,069	73,960

Note:

(i)	An analysis of the impairment losses – other receivables is as follows:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Balance at beginning of year	32,313	26,174	4,154
(Credit) / debit to consolidated income statement	(6,234)	620	98
Written off	—	(10,740)	(1,704)
Translation differences	95	(76)	(12)

Balance at end of year	26,174	15,978	2,536

The Group’s historical experience in the collection of other receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s other receivables.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following at December 31:

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	Rmb’000	US$’000

Cash at banks and on hand	3,657,981	4,060,990	4,124,776	654,560

Cash at banks earn interest at floating rates based on daily bank deposit rates. The weighted average effective interest rate as at December 31, 2011 for the Group was 3.50% (2010: 2.65%; 2009: 1.57%). Cash and cash equivalents denominated in various currencies are held in bank accounts in Singapore and China.

At December 31, 2010 and 2011, the Group had available Rmb 4,072,593 and Rmb 4,072,955 (US$ 646,337) respectively of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2009, 2010 and 2011 were Rmb 104, Rmb 102 and Rmb 366 (US$ 58) respectively.

25.	Issued capital and reserves

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	thousands	thousands	thousands	thousands

Authorised shares
Ordinary share of US$0.10 each	100,000	100,000	100,000	100,000

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	Rmb’000	US$’000

Ordinary shares issued and fully paid
37,267,673 ordinary shares issued and fully paid at US$ 0.10 per share	1,724,196	1,724,196	1,724,196	273,613

Non-redeemable convertible cumulative preference shares (“NCCPS”)	36	21	21	3

The holders of ordinary shares are entitled to such dividends as the Board of Directors of the Company may declare from time to time. All ordinary shares are entitled to one vote on a show of hands and carry one vote per share on a poll.

HLGE issued 197,141,190 NCCPS at an issue price of S$ 0.02 each on July 4, 2006, expiring on the 10th anniversary of the NCCPS issue date.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

25.	Issued capital and reserves (cont’d)

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

The NCCPS are not listed and quoted on the Official List of the Singapore Exchange. However, the holders of the NCCPS are able to exercise their rights to convert the NCCPS into new ordinary shares at a 1 for 1 ratio, subject to the terms and conditions of the NCCPS. Such new ordinary shares will be listed and quoted on the Official List of the Singapore Exchange when issued.

26.	Dividends paid and proposed

	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	US$’000
Declared and paid during the year:

Dividends on ordinary shares:

Final dividend paid in 2010 US$ 0.25 per share (2009: US$ 0.10 per share)	63,078	—	—
Final dividend paid in 2011: US$ 1.50 per share (2010: US$ 0.25 per share)	—	365,683	58,030

	63,078	365,683	58,030

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

27.	Statutory reserves

	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	US$’000

Statutory general reserve (see Note (ii))
Balance at January 1	180,339	180,717	28,678
Transfer from retained earnings	378	5,045	801

Balance at end of year	180,717	185,762	29,479

Statutory public welfare fund (see Note (iii))
Balance at January 1 and December 31	85,641	85,641	13,590

Balance at end of year	85,641	85,641	13,590

General surplus reserve (see Note (iv))
Balance at January 1 and December 31	25,706	25,706	4,079

Balance at end of year	292,064	297,109	47,148

Notes:

(i)

In accordance with the relevant regulations in the PRC, Yuchai and its subsidiaries are required to provide certain statutory reserves which are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. The reserves are not distributable in the form of cash dividends.

(ii)

In accordance with the relevant regulations in the PRC, a 10% appropriation to the statutory general reserve based on the net income reported in the PRC financial statements is required until the balance reaches 50% of the authorised share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to stockholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorised share capital.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

28.	Trade and other payables (current)

	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	US$’000

Trade payables	5,699,334	4,813,009	763,776
Other payables (1)	1,949,918	2,026,455	321,577
Deferred grants	10,960	14,708	2,334
Interest payable	2,336	61,881	9,820
Immediate holding company	40	19	3
Associates	9,458	4,120	654
Other related parties	230,271	313,959	49,822

	7,902,317	7,234,151	1,147,986

(1)	As of December 31, 2011, Rmb 80 million of prepayment received from a joint venture was included in other payables for the Group’s transfer of technology know-how.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables are non-interest bearing and have an average term of three months.

•	Interest payable is normally settled throughout the financial year. As of December 31, 2011, Rmb 59,303 of interest payable is relating to bond issued during the year.

•	For terms and conditions relating to related parties, refer to Note 31.

29.	Provision for product warranty

	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	259,534	352,154	55,883
Provision made	498,767	401,935	63,783
Less: Provision utilised	(406,147)	(447,017)	(70,937)

Balance at end of year	352,154	307,072	48,729

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

On December 2, 2004, these advances were converted into formal loans and written agreements and were executed between Yuchai and YMCL through an authorised financial institution in the PRC. Under the terms of the loan agreements, the loans were payable in their entirety on December 2, 2005 and interest, at the rate of 5.58% per annum, was payable on a monthly basis. Further, the loans were secured by guarantees given by the Chinese Shareholders. Interest income of Rmb 10,512, Rmb 11,548 and Rmb 4,224 was received and recognised in 2006, 2007 and 2008, respectively.

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

As of January 1, 2008 and December 31, 2008, the transfer of the 100% equity interest in Yulin Hotel Company was subject to approval from the provincial government regulatory agency in charge of state-owned assets administration in China. Yuchai’s Board of Directors and shareholders had approved an extension of time for obtaining of approval from November 30, 2008 to June 30, 2009 failing which, Yuchai would have had the right to sell to the State Holding Company, who would have been obligated to buy, 100% of the equity in Yulin Hotel Company at the original purchase price of Rmb 245.6 million. This condition is contained in a guarantee letter provided by the original shareholders of Yulin Hotel Company. However, management of the Company was uncertain whether State Holding Company had the financial ability to purchase Yulin Hotel Company for the full contractual amount of Rmb 245.6 million. Consequently, no recovery of the previously recorded impairment loss on the loans due from YMCL was recognised in the Company’s consolidated financial statements as of December 31, 2008 and the provision against the loan was reclassified as a deferred gain in the statement of financial position. Such recovery was recognised in the Company’s consolidated financial statements on January 13, 2009, when Yuchai received approval from the provincial government regulatory agency in charge of state-owned assets administration in China for its acquisition of the 100% equity interest in Yulin Hotel Company. Upon receipt of approval from the provincial government, the gain was recognised in the Statement of Income in 2009.

31.	Related party disclosures

The ultimate parent

Our controlling shareholder, HLA, indirectly owns 12,998,040, or 34.9%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. HLA controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.0% of the outstanding shares of our Common Stock and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 13.9% of the outstanding shares of our Common Stock. HLA is a member of the Hong Leong Investment Holdings Pte Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our bye-laws and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of Rmb 329 (US$ 52), Rmb 299 and Rmb 470 during the financial years ended December 31, 2011, 2010 and 2009 respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Related party disclosures (cont’d)

Entity with significant influence over the Group

As of December 31, 2011, the Yulin City Government through Coomber Investment Ltd. owned 18.9% of the ordinary shares in the Company (2010: 18.0%).

The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year (for information regarding outstanding balances at December 31, 2011 and 2010, refer to Notes 23 and 28):

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	Rmb’000	US$’000

Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (See Note (i))	338,094	497,637	45,398	7,204
Sales of raw materials to YMCL (See Note (i))	232,560	350,346	478,867	75,991
Sales to affiliates (See Note (i))	61,521	4,442	225,276	35,749
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (See Note (i))	(1,509,950)	(1,707,123)	(1,632,960)	(259,134)
Purchases of raw materials and supplies from affiliates (See Note (i))	(94,236)	(38,163)	(80,426)	(12,763)
Delivery expense charged by a subsidiary of YMCL (See Note (ii))	(210,129)	(244,360)	(229,169)	(36,367)
Storage expense charged by a subsidiary of State Holding Company (See Note (iii))	(58,667)	(41,507)	(41,410)	(6,571)
General and administrative expenses
- charged by State Holding Company (See Note (iv))	(35,857)	(21,906)	(22,182)	(3,520)
- charged by HLA (See Note (v))	(470)	(299)	(329)	(52)
- charged by affiliates of HLA (See Note (vi))	(8,124)	(6,260)	(8,639)	(1,371)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Related party disclosures (cont’d)

Note:

(i)

Sale and purchase of raw materials, supplies, scraps and diesel engines to/from State Holding Company, its subsidiaries and affiliates, and Yuchai’s associates and joint ventures. Certain subsidiaries and affiliates of State Holding Company have acted as suppliers of raw materials and supplies to the Company and certain subsidiaries of State Holding Company have acted as sales agents of the Group. The State Holding Company also purchased scraps from the Group. State Holding Company’s subsidiaries and affiliates include YMCL. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

(ii)

Delivery expense charged by YMCL and its subsidiaries. The fee is for the delivery of spare parts charged by YMCL, which were recorded in “cost of goods sold” and “selling, general and administrative expenses” respectively. Management considers that these transactions were entered into in the normal course of business and these transactions continued on normal commercial terms.

(iii)	Storage expenses charged by subsidiary of State Holding Company for the storage of engines, components and parts for Yuchai and delivery to the production facilities are required.
(iv)

General and administrative expenses charged by State Holding Company. State Holding Company charges Yuchai for certain general and administrative expenses in respect of rental of certain office premises, property management services rendered by State Holding Company. The expenses are charged to Yuchai and its subsidiaries by State Holding Company on an actual incurred basis. Management believes that the expenses charged to Yuchai by State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same amount.

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

As of December 31, 2011, Rmb 54 million of prepayment paid to a related party was included in prepayment for the Group’s acquisition of technology know-how.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Related party disclosures (cont’d)

Entity with significant influence over the Group (cont’d)

Compensation of key management personnel of the Group

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	Rmb’000	US$’000

Short term employee benefits	25,992	53,883	31,187	4,949

The non-executive directors do not receive pension entitlements from the Group.

32.	Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has entered into commercial leases on certain motor vehicles and items of machinery. These leases have an average life of between three and five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	US$’000

Within one year	16,281	9,984	1,584
After one year but not more than five years	20,469	10,259	1,628

	36,750	20,243	3,212

The minimum lease payments recognised as an expense in the period ended December 31, 2009, 2010 and 2011 amounted to Rmb 46,092, Rmb 49,780 and Rmb 43,806 (US$ 6,952).

Operating lease commitments - Group as lessor

The Group has entered into commercial property leases on its surplus office and manufacturing buildings. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Commitments and contingencies (cont’d)

Operating lease commitments - Group as lessor (cont’d)

Future minimum rentals receivable under non-cancellable operating leases as at 31 December are as follows:

	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	US$’000

Within one year	7,326	7,006	1,112
After one year but not more than five years	11,091	9,163	1,454
More than five years	17	13,258	2,104

	18,434	29,427	4,670

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

	31.12.2010		31.12.2011
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Within one year	11,392	9,743	—	—
After one year but not more than five years	21,720	18,008	—	—

Total minimum lease payments	33,112	27,751	—	—
Less amounts representing finance charges	(5,361)	—	—	—

Present value of minimum lease payments	27,751	27,751	—	—

The finance lease was entered into by YAMC, a subsidiary of Yuchai. In January 2011, Yuchai terminated the sale and leaseback agreement signed with CDB Leasing Company Limited (“CDB”) in 2009. YAMC repaid approximately Rmb 28 million in a lump sum to CDB for redemption of the full ownership of the finance lease assets.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Commitments and contingencies (cont’d)

Capital commitments

As of December 31, 2010 and 2011, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not recognised in the financial statements amounting to Rmb 1,323.0 million and Rmb 1,309.1 million (US$ 207.7 million), respectively.

Letter of credits

As of December 31, 2010 and 2011, Yuchai had issued irrevocable letter of credits of Rmb 145.6 million and Rmb 162.4 million (US$ 25.8 million), respectively.

Sale and leaseback

During the year ended December 31, 2009, in order to fund its business expansion plan in the current year, YAMC sold 912 equipment to CBD Leasing Company Limited (“CDB”) for Rmb 40 million. These equipment were the major production machinery of YAMC. The lease agreements include a buy back provision which allows YAMC to purchase the assets at the end of the lease term. The equipment were leased back for approximately Rmb 48,672 and accounted for as the assets owned by YAMC at the present value of the minimum lease payment of Rmb 40,058. Depreciation was provided by the management on a straight-line basis over the useful life of the assets. In January 2011, Yuchai terminated the sale and leaseback agreement signed with CDB in 2009. YAMC repaid approximately Rmb 28 million in a lump sum to CDB for redemption of the full ownership of the finance lease assets.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Commitments and contingencies (cont’d)

Environmental liability (cont’d)

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

Dispute with Bank of China

In 2003, the Yulin Branch of Bank of China (“BOC”) initiated legal proceedings to recover Rmb 6,603 from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to the BOC in 1993 to secure a loan of US$ 550 to Great Wall Machinery Plant (“Great Wall”). At trial, a Yulin court ruled that if Great Wall could not pay the loan, Yuchai would be liable to pay the guaranteed sum to the BOC. Yuchai appealed unsuccessfully.

In January 2004, the State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee.

Based on the advice from the Company’s Legal Counsel, the Company has recorded a loss contingency equal to the amount of the claim. The amounts due to the BOC and from the State Holding Company have been recorded in “accrued expenses and other liabilities” and “amounts due from related parties”, respectively. The dispute had been resolved whereby Yuchai agreed to pay Rmb 3,500 to BOC and BOC agreed to waive the remaining guaranteed sum and the legal proceeding expenses.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Commitments and contingencies (cont’d)

Guarantees (cont’d)

In return for issuing the guarantee, YEGCL received a premium fee ranging from 1% to 3% of the loan amount, which was considered to be the fair value of YEGCL’s guarantee at its inception and is recorded as a liability in accordance with the provisions of IAS 39.

Subsequent to initial measurement and recognition of the liability for YEGCL’s obligations under these loan guarantees, management evaluates YEGCL’s guarantee portfolio and accounts for potential loss contingencies associated with the guarantees based on the estimated losses resulting from known and expected defaults. Each guarantee is secured by a cash deposit from the borrower and a security interest in the automobile purchased by the borrower. As of December 31, 2010 and 2011, YEGCL had gross receivables of Rmb 12,129 and Rmb 12,043 (US$ 1,911), respectively, relating to payments made by YEGCL to the banks in conjunction with loans that had been defaulted and to be recovered from the individual borrowers. YEGCL recorded a bad debt allowance in the amount of Rmb 12,061 and Rmb 11,975 (US$ 1,900) for other receivables, and Rmb 235 and Rmb 235 (US$ 37) for potential losses associated with the guarantee at December 31, 2010 and 2011 respectively. The net receivables amount of Rmb 68 and Rmb 68 (US$ 11) is included in “Other receivables” in the accompanying consolidated statement of financial position (See Note 23).

As of December 31, 2010 and 2011, the maximum potential amount of future undiscounted payments YEGCL could be required to make under the guarantees was Rmb 11,712 and Rmb 11,674 (US$ 1,853), respectively. YEGCL held cash deposits of Rmb 937 and Rmb 937 (US$ 149) as of December 31, 2010 and 2011 and security interests in automobiles with an aggregate initial purchase value of Rmb 85,275 and Rmb 85,026 (US$ 13,493) as of December 31, 2010 and 2011, respectively. If, in the event of default the cash deposits and the amount of recoveries, if any, from repossession of the automobiles may not entirely mitigate YEGCL’s losses then, YEGCL accumulates the total expected risk against the total expected recoverable amount and provides for any expected shortfall. Accordingly, management recorded an accrual for potential losses associated with the guarantees in the amount of Rmb 235 and Rmb 235 (US$ 37) as of December 31, 2010 and 2011, respectively, included in “accrued expenses and other liabilities”.

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

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Segment information (cont’d)

Year ended December 31, 2011	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	15,413,243	31,185	—		15,444,428
Inter-segment	—	—	—		—

Total revenue	15,413,243	31,185	—		15,444,428

Results
Interest income	51,941	732	486	(1)	53,159
Interest expense	(147,813)	(12,860)	11,368	(1)	(149,305)
Impairment of property, plant and equipment	(252)	—	—		(252)
Depreciation and amortisation	(322,923)	(4,795)	(1,125	)(2)	(328,843)
Share of profits of associates	(310)	1,829	—		1,519
Share of losses of joint ventures	(3,846)	(17,392)	(59,913	)(9)	(81,151)
Income tax expense	(200,001)	(3,047)	(23,732	)(3)	(226,780)

Segment profit	1,424,499	(22,953)	(102,264	)(4)	1,299,282

Total assets	18,245,679	428,954	476,386	(5)	19,151,019

Total liabilities	(11,619,447)	(494,449)	313,038	(6)	(11,800,858)

Other disclosures
Investment in associates	1,351	36,650	—		38,001
Investment in joint ventures	272,972	102,122	81,651	(8)	456,745
Capital expenditure	931,603	123	38	(7)	931,764

Inter-segment revenues are eliminated upon consolidation and reflected in the “adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Segment information (cont’d)

Year ended December 31, 2010	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	16,158,415	49,769	—		16,208,184
Inter-segment	—	—	—		—

Total revenue	16,158,415	49,769	—		16,208,184

Results
Interest income	60,285	1,169	265	(1)	61,719
Interest expense	(122,178)	(15,791)	10,434	(1)	(127,535)
Impairment of property, plant and equipment	(1,372)	—	—		(1,372)
Depreciation and amortisation	(279,295)	(4,749)	(2,096	)(2)	(286,140)
Share of profits of associates	(661)	540	—		(121)
Share of losses of joint ventures	(13,498)	6	(40,410	)(9)	(53,902)
Income tax (expense)/ credit	(286,554)	9,180	(50,572	)(3)	(327,946)

Segment profit	1,851,597	(23,787)	(62,607	)(4)	1,765,203

Total assets	15,194,764	518,462	533,037	(5)	16,246,263

Total liabilities	9,201,795	595,542	(337,001	)(6)	9,460,336

Other disclosures
Investment in associates	1,661	36,949	–		38,610
Investment in joint ventures	245,827	126,924	141,562	(8)	514,313
Capital expenditure	640,452	3,833	20	(7)	644,305

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Segment information (cont’d)

Year ended December 31, 2009	Yuchai	HLGE	TCL (Discontinued)	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	13,161,087	14,816	—	—		13,175,903
Inter-segment	—	—	—	—		—

Total revenue	13,161,087	14,816	—	—		13,175,903

Results
Interest income	29,674	1,788		114	(1)	31,576
Interest expense	(72,069)	(21,160)		15,736	(1)	(77,493)
Impairment of property, plant and equipment	(7,785)	—	—	—		(7,785)
Depreciation and amortisation	(275,240)	(2,659)	—	(7,415	)(2)	(285,314)
Share of profits of associates	2,714	240	—	—		2,954
Share of losses of joint ventures	(83)	(15,917)	—	—		(16,000)
Income tax (expense)/credit	(130,430)	702		(17,495	)(3)	(147,223)

Segment profit	1,027,837	(24,323)	—	(36,846	)(4)	966,668

Total assets	11,905,224	521,469	321,487	557,531	(5)	13,305,911

Total liabilities	7,333,157	596,377	—	(33,413	)(6)	7,896,121

Other disclosures
Investment in associates	5,615	34,029	—	—		39,644
Investment in joint ventures	67,418	129,570	—	171,037	(8)	368,025
Capital expenditure	742,655	45,571	—	710	(7)	788,936

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Segment information (cont’d)

(1)	Included here are interest income and expense of the holding entity’s interest income and expense and inter-segment interest income and expense that are eliminated on consolidation.
(2)

Included here are the depreciation of the holding entity’s fixed assets and additional depreciation on HLGE’s investment property and property, plant and equipment valued at fair value in excess of costs.

(3)	This relates mainly to the withholding tax provisions for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.
(4)	Profit for each operating segment does not include income tax expense and (loss)/profit after tax for the year from discontinued operations.
(5)	Segment assets included goodwill and other assets of holding entity and increase in value of HLGE’s property, plant and equipment based on fair value in excess of costs.
(6)	Segment liabilities consist of the liabilities of the holding entity.
(7)	Included here are capital expenditures incurred by the holding entity.
(8)	Included here are HLGE’s share of its joint ventures’ property, plant and equipment valued at fair value in excess of costs.
(9)	Included here are HLGE’s share of additional depreciation on its joint ventures’ property, plant and equipment valued at fair value in excess of costs.

Geographic information

Revenue from external customers:

	31.12.2009	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	Rmb’000	US$’000

China	13,162,087	16,176,305	15,435,399	2,449,441
Other countries	13,816	31,879	9,029	1,433

	13,175,903	16,208,184	15,444,428	2,450,874

The revenue information above is based on the location of the customer.

Revenue from one customer group amounted to Rmb 3,029,125 (US$ 480,691) (2010: Rmb 3,313,432; 2009: Rmb 2,496,199), arising from sales by Yuchai segment.

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Non-current assets

China	4,419,873	4,826,350	765,893
Other countries	40,046	3,857	612

	4,459,919	4,830,207	766,505

Non-current assets for this purpose consist of property, plant and equipment, prepaid operating leases, investment in joint ventures, investment properties, intangible asset and goodwill.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Financial risk management objectives and policies

The Group’s principal financial liabilities comprise loans and borrowings, trade and other payables, and financial guarantee contracts. The main purpose of these financial liabilities is to raise finance for the Group’s operations. The Group has loan, trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Group also holds available-for -sale investment.

The Group is exposed to market risk, credit risk and liquidity risk.

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of the market risk management is to manage and control market risk exposures within acceptable parameters while optimizing the return on risk.

The sensitivity analysis in the following sections relate to the position as at December 31, 2011 and 2010.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at 31 December 2011.

The analyses exclude the impact of movements in market variables on provisions and on the non-financial assets and liabilities of foreign operations.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Financial risk management objectives and policies (cont’d)

Interest rate risk

The primary source of the Group’s interest rate risk relates to interest bearing bank deposits and its borrowings from banks and financial institutions. The interest bearing borrowings of the Group are disclosed in Note 18 to the financial statements. As certain rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group.

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

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2011 of the Group would increase/decrease by Rmb 2.1 million (US$ 0.3 million) (2010: profit increase/decrease by Rmb 17.2 million).

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	December 31, 2010
Group	Singapore Dollar Rmb’000	Euro Rmb’000	United States Dollar Rmb’000	Renminbi Rmb’000	Others Rmb’000

Other investments	59,615	—	—	—	—
Trade and other receivables	424	20,072	122,757	35,290	18
Cash and cash equivalents	90,804	—	3,117	—	—
Financial liabilities	(152,772)	—	—	—	—
Trade and other payables	(44,901)	(674)	(48,281)	(4,453)	(20)

In Rmb’000	(46,830)	19,398	77,593	30,837	(2)

	December 31, 2011
Group	Singapore Dollar Rmb’000	Euro Rmb’000	United States Dollar Rmb’000	Renminbi Rmb’000	Others Rmb’000

Other investments	42,101	—	—	—	—
Trade and other receivables	496	2,961	57,230	42,849	74
Cash and cash equivalents	108,042	—	1,174	—	—
Financial liabilities	(48,769)	—	—	—	—
Trade and other payables	(41,386)	(7)	(38,555)	(2,046)	(20)

In Rmb’000	60,484	2,954	19,849	40,803	54

In US$’000	9,598	469	3,150	6,475	9

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Singapore dollar	(4,683)	6,048	960
Euro	1,940	295	47
United States dollar	7,759	1,985	315
Renminbi	3,084	4,080	648

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Financial risk management objectives and policies (cont’d)

Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) equity by the following amount:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2011 US$’000

Equity	5,663	4,052	643

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

Credit risks related to receivables. Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit limits are established for all customers based on internal rating criteria.

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

Credit risk (cont’d)

At December 31, 2011, the Group had approximately top 20 customers (2010: top 20 customers) that owed the Group more than Rmb 476.6 million (US$ 75.6 million) (2010: Rmb 346.9 million) and accounted for approximately 59% (2010: 58%) of accounts receivables (excluding bills receivables) owing respectively. These customers are located in the PRC. There were 45 customers (2010: 35 customers) with balances greater than 1 million (US$ 0.2 million) accounting for just over 82.3% (2010: 82.6%) of total accounts receivable (excluding bills receivables). The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 22. The Group does not hold collateral as security.

Cash and fixed deposits are placed with banks and financial institutions which are regulated.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuations in cash flows, and having adequate amounts of committed credit facilities.

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	One year or less	Two to five years	Total
As at December 31, 2011	Rmb’000	Rmb’000	Rmb’000

Financial assets:
Trade and bill receivables	6,690,917	—	6,690,917
Other receivables:
Staff advances	3,856	—	3,856
Amounts due under guarantee contracts, net	12,043	—	12,043
Associates	123,111	—	123,111
Other related parties	37,756	—	37,756
Others	289,303	—	289,303
Cash and cash equivalents	4,124,776	—	4,124,776

	11,281,762	—	11,281,762

Financial liabilities:
Interest-bearing loans and borrowings	3,551,848	144,883	3,696,731
Preference shares	—	830	830
Trade and other payables	7,234,151	—	7,234,151

	10,785,999	145,713	10,931,712

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Financial risk management objectives and policies (cont’d)

Liquidity risk (cont’d)

	One year or less	Two to five years	Total
As at December 31, 2010	Rmb’000	Rmb’000	Rmb’000

Financial assets:
Trade and bill receivables	4,234,475	—	4,234,475
Other receivables:
Staff advances	3,649	—	3,649
Amounts due under guarantee contracts, net	12,129	—	12,129
Associates	18,604	—	18,604
Other related parties	50,726	58,914	109,640
Others	126,018	6,619	132,637
Cash and cash equivalents	4,060,990	—	4,060,990

	8,506,591	65,533	8,572,124

Financial liabilities:
Interest-bearing loans and borrowings	423,543	201,850	625,393
Preference shares	—	861	861
Trade and other payables	7,891,357	—	7,891,357
Finance lease liabilities	9,743	18,008	27,751

	8,324,643	220,719	8,545,362

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance except where decisions are made to exit businesses or close companies.

The capital structure of the Group consists of debts (which includes the borrowings and trade and other payables, less cash and cash equivalents) and equity attributable to owners of the parent (comprising issued capital and reserves).

	31.12.2010	31.12.2011	31.12.2011
	Rmb’000	Rmb’000	US$’000

Interest-bearing loans and borrowings (Note 18)	625,393	3,696,731	586,634
Trade and other payables (Note 28)	7,902,317	7,234,151	1,147,986
Less: Cash and cash equivalents (Note 24)	(4,060,990)	(4,124,776)	(654,560)

Net debts	4,466,720	6,806,106	1,080,060
Equity	5,097,947	5,542,203	879,491

Total capital and net debts	9,564,667	12,348,309	1,959,551

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2011 and 2010.

36.	Fair values of financial instruments

Fair value hierarchy

The Group classifies fair value measurement using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 –	Other techniques for which all inputs that have a significant effect on the fair value are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 –	Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

36.	Fair values of financial instruments (cont’d)

The Group has a financial asset in level 1. The Group owns shares in TCL, which is a company listed on the main board of the Singapore Exchange and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. As at December 31, 2011, the Group classified the investment as held for trading and measured the investment at fair value through profit or loss. The Group does not have any financial instruments in level 2 and level 3 of the hierarchy.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

37.	Events after the balance sheet date

(a)	Implementation of the HL Global Enterprise Share Option Scheme 2006

To facilitate the implementation of the HL Global Enterprises Share Option Scheme 2006 (the “2006 Scheme”), HLGE had, on January 13, 2012, established a trust known as the HL Global Enterprises Share Option Scheme 2006 Trust (the “Trust”) with Amicorp Trustees (Singapore) Limited as the trustee of the Trust (the “Trustee”) pursuant to a trust deed dated January 13, 2012 entered into between HLGE and the Trustee (the “Trust Deed”).

Under the terms of the Trust Deed, the Trustee will, inter alia, acquire and hold existing shares in the capital of HLGE (collectively, the “Trust Shares”) for the benefit of participants who are employees of HLGE and/or its subsidiaries and who have been granted share options under 2006 Scheme (excluding Directors of HLGE and directors and employees of HLGE’s parent company and its subsidiaries) (the “Beneficiaries”) and transfer such Trust Shares to the Beneficiaries upon the exercise of their share options under the 2006 Scheme.

The Trustee has the power to vote or abstain from voting at any general meeting of HLGE in its absolute discretion in respect of the Trust Shares.

On January 13, 2012, Grace Star, a controlling shareholder of HLGE and a wholly-owned subsidiary of the Company, transferred 24,189,170 Series B redeemable convertible preference shares in the capital of HLGE (the “Series B Preference Shares”), representing 100% of the remaining unconverted Series B Preference Shares, to the Trustee for a nominal consideration of S$1.00 for the purpose of the Trust.

Pursuant to the Articles of Association of HLGE, the 24,189,170 Series B Preference Shares held by the Trustee were converted into 24,189,170 new ordinary shares of HLGE (the “Shares”) on January 16, 2012, and the new Shares which rank pari passu in all respects with the existing issued Shares, were held by the Trustee as Trust Shares under the Trust. The Group’s shareholding interest in HLGE decreased from 49.4% to 48.1%.

Notwithstanding the above, the Group continues to consider HLGE a subsidiary as it is able to govern the financial and operating policies of HLGE.

(b)	Conversion of RCPS A

On March 5, 2012, upon the transfer of one RCPS A share to Venture Delta, a wholly-owned subsidiary of the Company, Grace Star and Venture Delta sent requisition notices to HLGE’s Board of Directors requesting for the convening of a meeting of the holders of the RCPS A to propose the conversion of all the outstanding RCPS A into ordinary shares in the capital of HLGE in accordance with HLGE’s articles of association. Pursuant to the receipt of the requisition notices from Grace Star and Venture Delta, HLGE’s Board of Directors announced on March 15, 2012 that a meeting of the holders of the RCPS A would be convened on March 30, 2012 to approve the conversion of all the outstanding RCPS A into ordinary shares in the capital of HLGE. At the meeting on March 30, 2012, the holders of the RCPS A approved the conversion of all the outstanding RCPS A into ordinary shares in the capital of HLGE and on April 11, 2012, our shareholding interest in HLGE increased from 48.1% to 48.9%.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

37.	Events after the balance sheet date (cont’d)

(c)	Repayment of Yuchai Rmb 1 billion short-term financing bonds

Yuchai received approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated unsecured short-term financing bonds amounting to Rmb 1.7 billion (“Bonds”). The Bonds were issued in two tranches. In March 2012, the first tranche of the Bonds amounting to Rmb 1 billion was fully repaid upon its maturity.