Form 20-F
period 2012-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2013-04-22
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Certain Definitions and Supplemental Information

All references to “ China “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollars” “dollars” “US$” or “$” are to United States dollars; all references to “Renminbi” “RMB” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to Singapore dollars, the legal tender currency of Singapore; all references to “RM” are to Ringgit, the legal tender currency of Malaysia; all references to “GBP” are to Great British pounds, the legal tender currency of the United Kingdom. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollars at the rate of Rmb 6.2719 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on March 8, 2013, (ii) from Singapore dollar to US dollars at the rate of S$1.2483= US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 8, 2013, and (iii) from Ringgit to US dollars at the rate of RM 3.1045 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 8, 2013. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollars at rates specified herein or any other rate.

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

As of December 31, 2012, 37,267,673 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year were 37,267,673. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 37,267,673 for 2012. As of March 8, 2013, 37,267,673 shares of our Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding.

In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2013 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

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

•

the effects of the weak and uncertain recovery in the global economy, caused by various factors, including the resurgence of the sovereign debt crisis in Europe and renewed concerns over a possible breakup of the Eurozone, continued weakness in the economy of the Eurozone, debt and fiscal challenges in the United States and weaker than expected economic rebound in China, on our business, operating results and growth rates;

•	the effects of competition and excess capacity in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of previously reported material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivable;

•	our dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	our ability to successfully manufacture and sell our diesel engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of higher interest rates in China on our borrowing costs or the availability of funding;

•	the effects of inflation on our financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•

the effects of uncertainties in the Chinese legal system, which could limit the legal protection available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•	the ability of HLGE to repay its debt obligations to us which may have a material adverse effect on the value of our investment in HLGE;

•

the effects of changes to the international, regional and economic climate and market conditions in countries where the HLGE group’s hospitality operations are located, as well as related global economic trends that adversely impact the travel and tourism industries;

•

the outbreak of communicable diseases, such as the Influenza A (H1N1) virus and the Avian flu (H5N1 and H7N9), if not contained, and its potential effects on the operations of the HLGE group and its business in the hospitality industry; and

•

the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM  3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2011 and 2012, and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2009 and 2010, and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the year ended December 31, 2009 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2009 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2008 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to US GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2010, 2011 and 2012 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE and a 12.2% interest in the outstanding ordinary shares of TCL. As of March 8, 2013, our interest in the outstanding ordinary shares of HLGE remain unchanged, and our interest in the outstanding ordinary shares of TCL had decreased from 12.2% to 7.7%.

Relating to our interest in HLGE:

On January 13, 2012, our wholly-owned subsidiary, Grace Star Services Limited (“Grace Star”) transferred 24,189,170 Series B redeemable convertible preference shares in the capital of HLGE (the “Trust Preference Shares”) to Amicorp Trustees (Singapore) Limited ( the “Trustee”) pursuant to a trust deed entered into between HLGE and the Trustee (the “Trust”). On January 16, 2012, the Trust Preference Shares were mandatorily converted into 24,189,170 new ordinary shares in the capital of HLGE (the “Trust Shares”) resulting in our shareholding interest in HLGE decreasing from 49.4% to 48.1%. On April 4, 2012, as a result of the conversion of all the outstanding Series A redeemable convertible preference shares held by our wholly-owned subsidiaries, Venture Delta Limited (“Venture Delta”) and Grace Star, into new ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased from 48.1% to 48.9%.

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.1% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2012. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2012.

We consolidate HLGE as a subsidiary as we are able to govern the financial and operating policies of HLGE.

Relating to our interest in TCL:

In July 2010, we completed the sale of a total of 536,000,000 shares in TCL to various purchasers, as a result of which our total shareholding in TCL decreased from 34.4% to 13.9%. Subsequently, we sold additional TCL shares in the open market resulting in our shareholding interest in TCL decreasing further from 13.9% to 12.2%. As a result of the sale of additional TCL shares in the open market in January and February 2013, our shareholding interest in TCL decreased from 12.2% to 7.7% as of March 8, 2013.

We classify our shareholding in TCL as investment held for trading.

For further information on the Company’s investments in TCL and HLGE, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in thousands)
Selected Consolidated Statement of Income Data:
Revenue	10,404,788	13,175,903	16,208,184	15,444,428	13,449,489	2,144,404
Gross profit	2,049,136	2,545,818	4,008,931	3,442,279	2,879,884	459,173
Research and development costs	(184,794)	(297,259)	(324,123)	(328,140)	(373,732)	(59,588)
Other operating income, net	19,460	77,555	87,628	73,078	132,350	21,102
Operating profit	615,742	854,257	1,949,672	1,535,088	1,163,464	185,505
Share of results of associates and joint ventures	16,409	(13,046)	(54,023)	(79,632)	(36,869)	(5,879)
Profit before tax from continuing operations	481,742	966,668	1,765,203	1,299,282	913,576	145,662
Income tax expenses	(110,526)	(147,223)	(327,946)	(226,780)	(142,238)	(22,679)
Profit from continuing operations	371,216	819,445	1,437,257	1,072,502	771,338	122,983
(Loss)/profit after tax for the year from discontinued operations	(33,985)	13,022	12,655	–	–	–
Profit for the year	337,231	832,467	1,449,912	1,072,502	771,338	122,983
Attributable to:
Equity holders of the parent	240,036	628,331	1,117,297	818,532	567,333	90,456
Non-controlling interests	97,195	204,136	332,615	253,970	204,005	32,527
Basic and diluted earnings per common share attributable to equity holders of the parent	6.44	16.86	29.98	21.96	15.22	2.43
Profit from continuing operations per share	9.96	21.99	38.57	28.78	20.70	3.30
Profit for the year per share	9.05	22.34	38.91	28.78	20.70	3.30
Weighted average number of shares	37,268	37,268	37,268	37,268	37,268	37,268

	As of December 31,
	2008	2009	2010	2011	2012	2012
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	977,190	1,429,011	2,488,296	2,670,372	2,815,186	448,857
Property, plant and equipment, net	2,548,736	2,975,169	3,276,302	3,748,233	4,016,593	640,411
Trade and bills receivable	2,538,135	2,506,701	4,234,475	6,690,917	6,591,736	1,050,995
Short-term interest-bearing loans and borrowings	1,148,732	667,173	423,543	3,551,848	2,339,273	372,977
Trade and other payables	3,604,128	6,190,246	7,902,317	7,234,151	6,921,197	1,103,525
Total assets	9,967,644	13,305,911	16,246,263	19,151,019	17,923,673	2,857,773
Long-term interest-bearing loans and borrowings	176,756	411,875	201,850	144,883	111,422	17,765
Non-controlling interests	1,169,779	1,360,459	1,687,980	1,807,958	1,869,954	298,148
Issued capital	1,724,196	1,724,196	1,724,196	1,724,196	1,724,196	274,908
Equity attributable to equity holders of the parent	3,445,180	4,049,331	5,097,947	5,542,203	5,901,913	941,008

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	697,180	3,969,358	1,464,964	(1,762,386)	1,512,192	241,106
Capital expenditures(3)	376,440	788,936	644,305	931,764	736,727	117,465

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollars has been made at the rate of Rmb 6.2719 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 8, 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollars at that rate or at any other rate prevailing on March 8, 2013 or any other date. The rate quoted by the People’s Bank of China at the close of business on December 31, 2012 was Rmb 6.2855 = US$1.00.

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

The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year /in the fiscal year (in thousands)
2008	US$0.10 (2)	Rmb 72,284 (US$10,564) (3)
2009	US$0.10 (4)	Rmb 144,565 (US$21,130) (5)
2010	US$0.25 (6)	Rmb 451,775 (US$69,213) (7)
2011	US$1.50 (8)	Rmb 234,917 (US$36,829) (9)
2012	US$0.90 (10)	Rmb 234,917 (US$37,455) (11).

(1)

Dividends paid by Yuchai to us, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in US dollars (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for fiscal years 2008, 2009, 2010, 2011 and 2012, the exchange rates used were Rmb 6.8425 = US$1.00, Rmb 6.8417 = US$1.00, Rmb 6.5273 = US$1.00, Rmb 6.3786 = US$1.00, and Rmb 6.2719 = US$1.00 respectively.

(2)	On August 25, 2008, we declared an interim dividend of US$0.10 per ordinary share amounting to US$3.7 million for fiscal year 2007. This dividend was paid to our shareholders on September 19, 2008.
(3)	The dividend declared by Yuchai for fiscal year 2008 was paid to us on November 12, 2009.
(4)	On September 24, 2009, we declared a dividend of US$0.10 per ordinary share amounting to US$3.7 million for fiscal year 2008. This dividend was paid to our shareholders on October 16, 2009.
(5)	The dividend declared by Yuchai for fiscal year 2009 was paid to us on May 14, 2010.
(6)	On March 5, 2010, we declared a dividend of US$0.25 per ordinary share amounting to US$9.3 million for fiscal year 2009. This dividend was paid to our shareholders on March 30, 2010.
(7)	The dividend declared by Yuchai for fiscal year 2010 was paid to us on May 5, 2011.
(8)

On May 11, 2011, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$1.00 per ordinary share amounting to a total of US$55.9 million for fiscal year 2010. This dividend was paid to our shareholders on May 31, 2011.

(9)	The dividend declared by Yuchai for fiscal year 2011 was paid to us on June 12, 2012.
(10)

On June 15, 2012, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$0.40 per ordinary share amounting to a total of US$33.5 million for fiscal year 2011. This dividend was paid to our shareholders on July 9, 2012.

(11)

The dividend declared by Yuchai for fiscal year 2012 has been approved for payment by Yuchai’s shareholders and will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2012.

Historical Exchange Rate Information

On December 31, 2012, the PBOC rate was Rmb 6.2855 = US$1.00. On March 8, 2013, the PBOC rate was Rmb 6.2719 = US$1.00.

On December 31, 2012, the noon buying rate was Rmb 6.2301 = US$1.00. On March 8, 2013, the noon buying rate was Rmb 6.2145 = US$1.00.

The following tables set forth certain information concerning exchange rates between Renminbi and US dollars based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	High	Low
October 2012	6.2877	6.2372
November 2012	6.2454	6.2221
December 2012	6.2502	6.2251
January 2013	6.2303	6.2134
February 2013	6.2438	6.2213
March 2013	6.2246	6.2105

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	Period End	Average (2)	High	Low
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013 (through March 8, 2013)	6.2145	6.2200	6.2248	6.2145

(1)

The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of December 31, 2012 was Rmb 6.2855 compared with Rmb 6.2301 for the noon buying rate (average) for the year ended December 31, 2012.

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

There continues to be volatility in the market price for our Common Stock. The market price could fluctuate substantially in the future in response to a number of factors, including:

•	our interim operating results;

•	the public’s reaction to our press releases and announcements and our filings with the SEC;

•	changes in financial estimates or recommendations by stock market analysts regarding us, our competitors or other companies that investors may deem comparable;

•	operating and stock price performance of our competitors or other companies that investors may deem comparable;

•	political, economic, and social conditions in China;

•	any negative perceptions about corporate governance or accounting practices at listed companies with significant operations in China;

•

changes in general economic conditions, especially the weak and uncertain recovery in the global economy caused by various factors, including the resurgence of the sovereign debt crisis in Europe and renewed concerns over a possible breakup of the Eurozone, continued weakness in the economy of the Eurozone, debt and fiscal challenges in the United States and weaker than expected economic rebound in China;

•	future sales of our Common Stock in the public market, or the perception that such sales could occur; or

•	the announcement by us or our competitors of a significant acquisition.

As a result of the global financial crisis in the third quarter of 2008, global stock markets experienced extreme price and volume fluctuations which had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. According to the World Bank’s latest Global Economic Prospects issued on January 15, 2013, the global financial crisis continues four years after it started although the worst appears to be over. According to the World Bank, the world economy continued to struggle as economic activity in the high income countries was dampened by the Eurozone crisis as well as uncertainty resulting from the fiscal challenges in the U.S. While growth rates in developing countries have fallen, they were still expanding faster than the high income countries. Slow growth is characterizing the high income regions of the world namely, Europe, the United States and Japan, and the World Bank has forecast growth in these advanced economies to remain at 1.3% in 2013. Growth for the global economy is expected to remain broadly unchanged at 2.4% before gradually strengthening in 2014 and 2015. While there are signs that growth is picking up in developing countries, the recovery ahead remains uncertain with bouts of market volatility expected. If the situation in Europe deteriorates or if the United States is unable to promptly address its debt and fiscal problems, which would impact on the global economy, China’s export growth would be adversely affected which would have a negative effect on its economy. The World Bank has forecast China’s economy to expand in 2013 by 8.4%, whereas the Chinese government is maintaining a growth target of 7.5% as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption. All of these factors working together may result in market fluctuations which may materially adversely affect our stock price.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2012. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”

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

Our operations and performance depend significantly on worldwide economic conditions. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand. As a result, the performance of the Chinese economy will likely affect, to a significant degree, our financial condition, results of operations, business and prospects. For example, the various measures taken by the Chinese government from time to time to regulate economic growth and control inflation have in prior periods, significantly weakened demand for trucks in China, and may have a similar effect in the future. Uncertainty and adverse changes in the Chinese economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.

According to the World Bank’s latest Global Economic Prospects issued on January 15, 2013, the global financial crisis continues four years after it started although the worst appears to be over. The global economy remains fragile as high-income countries continue to suffer from volatility and slow growth. Although downside risks to the global economy have diminished, they have not been eliminated. These risks include the deterioration of the sovereign debt crisis in Europe, debt and fiscal issues in the United States and the possibility of a sharp slowdown of investment in China as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption. The pace of economic growth in China slowed from 10.4% in 2010 to 9.2% in 2011 to 7.8% in 2012 (Source: China’s National Bureau of Statistics). The World Bank has forecast China’s economy to expand in 2013 by 8.4%. On March 5, 2013, at Premier Wen Jiabao’s last annual address to open the National People’s Congress in Beijing, he announced that the growth target for China in 2013 remained at 7.5%, the same level as that set for 2012, in part due to the continuing impact of the global financial crisis and the uncertain recovery of the world economy. Premier Wen also noted that expanding domestic demand would be China’s long-term strategy for economic development and that a proper level of economic growth was required to be maintained in order to change the growth model and restructure the economy. In view of the announced increase in focus on domestic consumption and less on exports and investments, changes to existing economic policies are expected to be implemented by the new leadership.

The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy. The overall sales of commercial vehicles between January and November 2009 increased 28% to approximately 3.3 million units, compared to the same period in 2008 (Source: China Association of Automobile Manufacturers). This was partly due to the Chinese government’s stimulus measures to counter the effects of the global financial crisis and maintain economic stability as well as the evolving emission standards for automotive vehicles which contributed to the demand for new vehicles. Commercial vehicle sales in 2010 rose to a new peak of over 4.3 million units, an increase of 30% over 2009, but growth in the Chinese automotive market slowed in 2011, with a year-on-year increase in sales of only 2.45%, the lowest growth in 13 years (Source: China Association of Automobile Manufacturers). The slowdown in the automotive market in 2011 extended into 2012 and continued into the first quarter of 2013 due to a variety of factors, including the phasing out of government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities to curb emissions and ease traffic congestion and a slowdown in China’s economy.

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. China’s 12th Five-Year Plan, which was officially adopted in 2011, targets a 16% and 17% reduction in energy use and carbon dioxide emissions respectively per unit of economic output by 2015. Out of seven strategic investment areas identified under the 12th Five-Year Plan, three relate to energy, namely clean energy, energy conservation and clean energy vehicles. On June 16, 2012, in an effort to strengthen the country’s energy saving and emission reduction efforts, the Chinese government issued the 12th Five-Year Development Plan for the Energy Saving and Environmental Protection Industry (the “Energy Plan”). While the Energy Plan recognized that China’s energy saving and environmental protection industry has grown rapidly and is expected to continue to do so through 2015, it also acknowledged that the scale and strength of the industry are not sufficient to meet the needs of the nation’s economic and social development. Although the Energy Plan formulated a series of policy measures to create a sustainable environment for the the rapid growth of the energy saving and environmental protection industry during the 12th Five-Year Plan period from 2011 to 2015, there is no assurance that these measures will be successful. We cannot assure you that the Chinese government will not change its policies in the future to further de-emphasize the use of diesel engines, and any such change will adversely affect our financial condition, results of operations, business or prospects.

Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.

We own 76.4% of the outstanding shares of Yuchai, and one of our primary sources of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber Investments Limited, or Coomber, entered into the Reorganization Agreement in April 2005, as amended in December 2005 and November 2006, and agreed on a restructuring plan intended to be beneficial to our shareholders. In June 2007, we, along with Yuchai, Coomber and the State Holding Company, entered into the Cooperation Agreement. The Cooperation agreement amends certain terms of the Reorganization Agreement and as so amended, incorporates the terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the State Holding Company to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million that was due from Yuchai. For more information on these agreements see “Item 4. Information on the Company — History and Development.” No assurance can be given as to when the business expansion requirements relating to Yuchai as contemplated by the Reorganization Agreement and the Cooperation Agreement will be fully implemented, or that implementation of the Reorganization Agreement and the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.

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

Although we own 76.4% of the outstanding shares of Yuchai, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s Chinese shareholders regarding our investment in Yuchai, we may have to rely on the Chinese legal system for remedies. The Chinese legal system may not be as effective as compared to other more developed countries, such as the United States. See “— Risks relating to China — The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.” We have, in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s Chinese shareholders in the daily management and operation of Yuchai. We have, in the past also experienced problems from time to time in obtaining the assistance and cooperation of the State Holding Company in dealing with other various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement, the Reorganization Agreement and the Cooperation Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors. Yuchai’s Articles of Association have been amended and such amended Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009, entitle the Company to elect nine of Yuchai’s 13 directors, thereby reaffirming the Company’s right to effect all major decisions relating to Yuchai. While Yuchai has affirmed the Company’s continued rights as Yuchai’s majority shareholder and authority to direct the management and policies of Yuchai, no assurance can be given that disagreements and difficulties with Yuchai’s management and/or Yuchai’s Chinese shareholders will not recur, including implementation of the Reorganization Agreement and the Cooperation Agreement, corporate governance matters or related party transactions. Such disagreements and difficulties could ultimately have a material adverse impact on our consolidated financial position, results of operations and cash flows.

We have previously identified material weaknesses in our internal control over financial reporting and cannot assure you that material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements in the future, or cause us not to be able to provide timely financial information, which may cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

We restated our consolidated financial statements for the year ended December 31, 2005, and reported material weaknesses in our internal control over financial reporting and concluded that as of December 31, 2005 to 2011, our disclosure controls and procedures were not effective and as of December 31, 2006 to 2011, our internal control over financial reporting was not effective. However, during the period covered by this Annual Report, no material weakness in our internal control over financial reporting was identified and management has concluded that as of December 31, 2012, our disclosure controls and procedures and internal control over financial reporting were effective. Our current independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012. See “Item 15. Controls and Procedures.”

We cannot assure you that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. In addition, any such failure could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

Our exposure to the Dongfeng Group has had, and could continue to have, a material adverse effect on our business, financial condition and results of operation.

Our sales are concentrated among the Dongfeng Group, which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2012, sales to the Dongfeng Group accounted for 18.2% of our total net revenues, of which sales to our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 4.5% and 3.9% respectively. Although we consider our relationship with the Dongfeng Group to be good, the loss of one or more of the companies within the Dongfeng Group as a customer would have a material adverse effect on our financial condition, results of operations, business or prospects.

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

In addition, we believe there is currently excess capacity in the diesel engine industry due to structural factors. The stimulus measures announced by the Chinese government in 2009 to counter the effects of the global financial crisis and maintain economic stability led to significantly increased demand for commercial vehicles in China in 2010, which we believe led our competitors to invest in significant capacity expansion. These investments have already significantly increased the overall capacity in the industry, and we believe capacity will continue to increase over the next several years as expansions that have already been commenced are completed. The market for commercial vehicles in China softened in 2011 and this continued into 2012 due to a variety of factors including the phasing out of government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities to curb emissions and ease traffic congestion and a slowdown in China’s economy. We believe that there may not be sufficient demand for the increased capacity in the industry. Excess capacity in the diesel engine industry could lead to a decrease in prices in the diesel engine market, generally, as we and our competitors compete through lower prices, which could adversely impact our revenues, margins and overall profitability.

Furthermore, if restrictions and tariffs on the import of motor vehicles and motor vehicle parts into China are reduced, foreign competition could increase significantly. An increase in competition as a result of these various factors operating singly or together may adversely affect our financial condition, results of operations, business or prospects as a result of lower gross margins, higher fixed costs or decreasing market share.

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

In 2011 and 2012, due to a softening in the commercial vehicle market in China, our net sales decreased by 4.7% and 12.9%, respectively. We cannot assure you that we will be able to increase our net sales or maintain our present level of net sales. For example, we may not be able to increase our net sales commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. According to the World Bank’s latest Global Economic Prospects issued on January 15, 2013, the global financial crisis continues four years after it started although the worst appears to be over. According to the World Bank, the world economy continued to struggle as economic activity in the high income countries was dampened by the Eurozone crisis as well as uncertainty resulting from the fiscal challenges in the U.S. While growth rates in developing countries have fallen, they were still expanding faster than the high income countries. Slow growth is characterizing the high income regions of the world namely, Europe, the United States and Japan, and the World Bank has forecast growth in these advanced economies to remain at 1.3% in 2013. The global economy remains fragile as high income countries continue to suffer from volatility and slow growth. If the situation in Europe deteriorates or if the United States is unable to promptly address its debt and fiscal problems, which would impact on the global economy, China’s export growth would be adversely affected which would have a negative effect on its economy. China’s growth rate continued to slow in 2012 amid weaknesses in the global economy, in particular the key export markets of the United States and Europe. In an effort to avert a slowdown in the Chinese economy, the Chinese government quickened the approval process for infrastructure projects and cut interest rates in June and July 2012 and bank reserve requirements in February and May 2012. Although growth in the fourth quarter of 2012 improved to 7.9% after declining for the previous seven quarters, the Chinese government has set its growth target in 2013 at 7.5%, the same level as that set for 2012, in part due to the continuing impact of the global financial crisis and the uncertain recovery of the world economy. Any weakness or instability in the global or Chinese economies could, in turn, adversely impact the commercial vehicle market in China and our sales growth.

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

If we are not able to continuously improve our existing engine products and develop new diesel engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.

As the Chinese automotive industry continues to develop, we will have to continuously improve our existing engine products, develop new diesel engine products and enter into new markets in order to remain competitive. As a result, our long-term business prospects will largely depend upon our ability to develop and introduce new or improved products at competitive prices and enter into new markets. Future products may utilize different technologies and may require knowledge of markets that we do not currently possess. Moreover, our competitors may be able to introduce new or improved engine models that are more favorably received by customers than our products or enter into new markets with an early-entrant advantage. Any failure by us to introduce, or any delays in the introduction of, new or improved products at competitive prices or entering into new markets could have a material adverse effect on our financial condition, results of operations, business or prospects.

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies — one in Tiantai, Zhejiang Province (“Zhejiang Yuchai”) and the other in Jining, Shandong Province (“Jining Yuchai”) — which have been duly incorporated. The joint venture companies were to be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. On May 22, 2012, in order to streamline the operations of both joint venture companies, we announced that Yuchai had entered into a share swap agreement such that Yuchai exited from Zhejiang Yuchai and increased its stake in Jining Yuchai. The share swap involved Yuchai transferring its 52% shareholding in Zhejiang Yuchai to Yinlun, and Yinlun transferring its 18% shareholding in Jining Yuchai to Yuchai, such that Yuchai now holds a 70% shareholding in Jining Yuchai with Geely maintaining its 30% shareholding. The share swap agreement also provided for the technology for the 4D20 diesel engine to be entirely owned by Jining Yuchai. Tests on the second-generation prototype 4D20 diesel engines designed for passenger vehicles to be produced by Jining Yuchai are scheduled to be completed by mid-2013.

On December 11, 2009, Yuchai entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) to establish a new joint venture company in China to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar diesel engines and components. The new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd. was incorporated on April 7, 2010 in Suzhou, Jiangsu province. Operations at a temporary workshop commenced in 2011. The permanent factory located in the Suzhou Industrial Park was inaugurated on July 13, 2012 and full remanufacturing operations at the permanent factory have since commenced.

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

In March 2012, we announced that Yuchai will be constructing a new facility at its main manufacturing facility at Yulin City, Guangxi Province to develop and produce a full portfolio of natural gas engines to complement its existing suite of diesel engines. In December 2012, we announced that seven new models of natural gas engine would be launched during 2013, all of which would be compliant with China’s National V emission standards. The main applications of Yuchai’s natural gas engines are in the large bus, mid- to heavy-duty truck, power generator and marine sectors. This new facility is expected to be completed in the second half of 2013. See “Item 4. Information on the Company — Products and Product Development — Yuchai — Other products and services” for more information on Yuchai’s natural gas engines.

Natural gas engines represent an emerging market in China, as well as in other countries around the world, and the development of a sustainable market for natural gas engines may be affected by many factors, some of which are beyond our control, including:

•	the emergence of newer, more competitive technologies and products;

•	the future cost and availability of natural gas;

•	the successful development of natural gas refuelling infrastructure;

•	the structure and implementation of government policies, including the availability of government incentives;

•	consumer perceptions of the safety of natural gas engines; and

•	consumer reluctance to adopt new products.

There can be no assurance that a sustainable market for natural gas vehicles will develop in China or in other countries around the world or that our initiative to enter the natural gas engine market will be successful or profitable.

We may be unable to obtain sufficient financing to fund our capital requirements which could limit our growth potential.

We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including our results of operations, financial condition and cash flow, economic, political and other conditions in China, the Chinese government’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. If adequate capital is not available, our financial condition, results of operations, business and prospects could be adversely affected.

We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars, Singapore dollars or Renminbi. In 2011, Yuchai issued Rmb-denominated unsecured short-term financing bonds (“STFBs”) in China amounting to Rmb 2.4 billion upon the receipt of approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”), a self-regulatory association of institutional investors in the inter-bank market in China under the supervision of the PBOC, at interest rates ranging from 4.59% to 5.77% per annum. The STFBs were fully repaid on their respective maturity dates in 2012. In 2012, Yuchai issued STFBs amounting to RMB1.0 billion at an interest rate of 4.45% per annum which will mature in August 2013. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollars and US dollars, may increase our borrowing costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects. In particular, our financial condition, results of operations, business or prospects could be adversely affected by a devaluation of the Renminbi.

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies, such that the Renminbi was no longer pegged to the US dollar. From July 20, 2005 to December 31, 2012, the Renminbi appreciated about 24.1% against the US dollar. From December 31, 2008 to December 31, 2012, the Singapore dollar appreciated about 15% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollar and other currencies could have an adverse effect on our financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. The global economic crisis resulted in a slowing of the rate of inflation in January 2009 and thereafter into negative territory until November and December 2009 according to the National Bureau of Statistics. In 2010, the annual inflation rate was 3.3% which increased to 5.4% in 2011 leading to the Chinese government raising lending interest rates and the reserve requirements for banks six times in 2011 to counter accelerating inflation. The annual inflation rate for 2012 fell to 2.7% as a result of the slowing economy which weakened further in January 2013 to 2% but strengthened to 3.2% in February 2013, according to the National Bureau of Statistics. China’s central bank, in its quarterly monetary policy report issued on February 6, 2013, noted that external forces such as monetary easing in major economies may make global capital flows more volatile and push up commodity prices resulting in inflationary pressures in emerging economies within a short period of time. On March 5, 2013, at Chinese Premier Wen Jiabao’s last annual address to open the National People’s Congress in Beijing, he announced that the inflation target for China in 2013 was 3.5%, down from 4% in 2012. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations.

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

The manufacture and sales of Euro 0 and Euro I engines in major urban areas became unlawful after August 31, 2004. After that date, the engines equipped with Euro 0 and Euro I engines are not permitted to be sold and used in major urban areas. The manufacture and sale of Euro II engines was phased out from June 30, 2008. In July 2008, China officially implemented the National III emission standards throughout China. The increasingly stringent emission standards led to the early implementation of the National IV emission standards in the main cities of Beijing in 2008, Shanghai in 2009 and Shenzhen and Guangzhou in 2010. The National IV emission standards for diesel engines are targeted to be implemented throughout China on July 1, 2013. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. While Yuchai produces diesel engines compliant with National III emission standards, it has the ability to produce certain diesel engines compliant with National IV and V emission standards and certain natural gas engines compliant with National IV and V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency, there can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

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

Risks relating to China

Substantially all of our assets are located in China, and substantially all of our revenue is derived from our operations in China. Accordingly, our financial condition, results of operations, business or prospects are subject, to a significant degree, to economic, political and legal developments in China. The economic system of China differs from the economies of most developed countries in many respects, including government investment, the level of development, control of capital investment, control of foreign exchange and allocation of resources.

Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and adversely affect our competitive position.

Since the late 1970s, the Chinese government has been reforming the Chinese economic system from a planned economy to a market-oriented economy. In recent years, the Chinese government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the Chinese economy and a higher level of management autonomy. These reforms have resulted in significant economic growth and social progress, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. For example, the Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb property, stock market speculation and inflation. Severe measures or other actions by the Chinese government, such as placing additional controls on the prices of diesel and diesel-using products, could restrict our business operations and adversely affect our financial position. Although we believe that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect in the longer term on economic development in China and that we will continue to benefit in the longer term from these policies and measures, these policies and measures may, from time to time, be modified or reversed. On March 5, 2013, at Premier Wen Jiabao’s last annual address to open the National People’s Congress in Beijing, he announced that the growth target for China in 2013 remained at 7.5%, the same level as that set for 2012, in part due to the continuing impact of the global financial crisis and the uncertain recovery of the world economy. Premier Wen also noted that expanding domestic demand would be China’s long-term strategy for economic development and that a proper level of economic growth was required to be maintained in order to implement this. A once-in-a decade leadership change in China commenced in November 2012 and was completed in mid-March 2013, whereby Xi Jinping and Li Keqiang officially succeeded Hu Jintao and Wen Jiabao as President and Premier, respectively. In view of the announced increase in focus on domestic consumption, changes to existing economic policies are expected to be implemented by the new leadership. Adverse changes in economic and social conditions in China, in the policies of the Chinese government or in the laws and regulations in China, could have a material adverse effect on the overall economic growth of China and infrastructure investment in China. These developments could adversely affect our financial condition, results of operations and business, by reducing the demand for our products.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our financial condition, results of operations, business or prospects.

Since the late 1990s, many Asian countries have experienced significant changes in economic conditions, including, for example, substantial depreciation in currency exchange rates, increased interest rates, reduced economic growth rates, corporate bankruptcies, volatility in the market values of shares listed on stock exchanges, decreases in foreign currency turnover and government-imposed austerity measures. Many Asian governments have implemented and continue to implement policy measures to counter the effects of the global financial crisis that began in the third and fourth quarters of 2008 and maintain economic stability. For example, as a result of China’s slowing growth in 2012 amid weaknesses in the global economy, in particular the key export markets of the United States and Europe, the Chinese government quickened the approval process for infrastructure projects and cut interest rates in June and July 2012 and bank reserve requirements in February and May 2012 in an effort to avert a sharp slowdown in its economy. Although growth in China in the fourth quarter of 2012 improved to 7.9% after seven quarters of declining growth, the Chinese government is forecasting growth in 2013 to remain at 7.5%, the same level as that set for 2012 in part due to the continuing impact of the global financial crisis and the uncertain recovery of the world economy. On March 5, 2013, in his last annual address to open the National People’s Congress in Beijing, Premier Wen Jiabao also noted that expanding domestic demand would be China’s long-term strategy for economic development and that a proper level of economic growth was required to be maintained in order to change the growth model and restructure the economy. With the completion of the once-in-a decade leadership change in mid—March 2013, new economic policies and incentives are anticipated to be announced and implemented over the coming months. There can be no assurance these, or other, policy measures will have their intended effect on economic growth in China which, in turn, could impact the commercial vehicle market in China and our sales growth. Demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that adverse economic developments occur in China, our sales may decrease and our financial condition, results of operations, business or prospects could therefore suffer.

The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedent value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general including, for example, with respect to corporate organization and governance, foreign investments, commerce, taxation and trade. Since China’s economic reform and opening-up in late 1970s, legislation has significantly enhanced the protection afforded to various forms of foreign investment in China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties and may not be consistent or predictable as in other more developed jurisdictions which may limit the legal protection available to foreign investors.

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

Our Chinese operating subsidiary, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions,” including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account (subject to a cap approved by SAFE) to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. Furthermore, the General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. As a result, we may not be able to increase the capital contribution of our operating subsidiary, Yuchai and subsequently convert such capital contribution into Renminbi for equity investment or acquisition in China.

Outbreaks of infectious diseases, such as the Influenza A (H1N1) virus, severe acute respiratory syndrome (SARS) and the Avian flu (H5N1 and H7N9), in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. In a matter of weeks, the H1N1 virus had spread internationally but the symptoms in cases outside of Mexico were milder than world health officials had feared with fewer resulting deaths compared to Mexico, the epicentre of the epidemic. The spread of the virus worldwide caused the World Health Organization (“WHO”) to declare the H1N1 virus outbreak a global pandemic on June 11, 2009. However, the WHO in January 2010 said that the pandemic was easing although it warned of a possible new wave of infections in the northern hemisphere in late winter or early spring. In August 2010, the WHO declared the H1N1 pandemic officially over but anticipated that localized outbreaks with significant levels of H1N1 transmission might occur. The high unpredictability of the future evolution of this new virus and the possibility of a widespread re-occurrence may have a significant impact on global economic activity. In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was brought under control during 2003, there have been a number of cases reported in China and elsewhere in the Asia region since that outbreak. In addition, an infectious strain of influenza known as the H5N1 Avian flu has been reported from time to time in China, Hong Kong, Vietnam, and other parts of Asia. In March 2013, there was an outbreak of a new strain of Avian flu (H7N9) in east China’s Anhui, Jiangsu and Zhejiang provinces which resulted in a number of deaths as reported by the Chinese authorities. In September 2012, WHO issued an international alert of a new virus known as the novel coronavirus, or NCoV. The virus first emerged in the Middle East and was discovered in September 2012 when the United Kingdom informed WHO of a case of acute respiratory syndrome. The NCoV virus belongs to the same family of virus as SARs. On February 11, 2013, WHO confirmed 11 cases of the novel coronavirus but said that the risk of sustained person-to-person transmission appeared very low. On March 12, 2013 WHO reiterated calls on its members states to remain vigilant for cases of severe acute respiratory infections and to carefully review any unusual patterns. The potential outbreaks of other infectious diseases could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.

Our auditor engages its China-based affiliate to audit our China entities and as such affiliate is not permitted under Chinese law to be subject to inspection by the Public Company Accounting Oversight Board, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States is registered with the U.S. Public Company Accounting Oversight Board (“PCAOB”). As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and relevant professional standards. Our auditor engages its China-based affiliate to audit our China entities and China is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. The inability of PCAOB to conduct inspections of the China-based affiliate of our independent registered public accounting firm makes it more difficult to evaluate the effectiveness of such affiliate’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

In December 2012, the SEC commenced administrative proceedings under the Securities Exchange Act and the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm, for their failure to respond to the SEC’s request to produce audit work papers of nine U.S. listed Chinese companies suspected of potential accounting fraud. The Chinese affiliates of the five global accounting firms refused to produce the documents directly to the SEC because of restrictions under PRC law. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the Chinese affiliates of the five global accounting firms. However, the Chinese affiliate of our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings. While we cannot predict the outcome of the SEC’s proceedings, if the Chinese affiliates of the five global accounting firms are denied, temporarily or permanently, from practicing before the SEC, U.S. listed companies with major China operations will find it difficult or impossible to retain auditors for their China operations and meet their reporting requirements under the Exchange Act, which may result in their delisting from U.S. stock exchanges. Any negative news about the proceedings against the Chinese affiliates of the five global accounting firms may erode investor confidence in China-based, U.S. listed companies which could adversely affect the market price of our shares. Although the China Securities Regulatory Commission has been and continues to be in discussions with the SEC, PCAOB and other regulators on the production of audit work papers by China-based accounting firms, we cannot predict the outcome of such discussions and its resultant impact on the SEC administrative proceedings.

Risks relating to our investment in HLGE

The HLGE group operates hotels in the PRC and Malaysia. As of March 8, 2013, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.

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

The HLGE group’s financial performance is dependent on the performance of each of the hotels it operates. The HLGE group’s hotel ownership and management business are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:

•

changes to the international, regional and local economic climate and market conditions (including but not limited to changes to regional and local populations, changes in travel patterns and preferences, and oversupply of or reduced demand for hotel rooms that may result in reduced occupancy levels and performance for the hotels it operates);

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

•

the outbreak of communicable diseases, such as the Influenza A (H1N1) virus and the Avian flu (H5N1 and H7N9), which if not contained, could potentially adversely affect the operations of the HLGE group and its business in the hospitality industry; and

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

The HLGE group has recorded pre-tax losses for the last four consecutive fiscal years, starting in 2009. Additionally, in March 2013, the shareholders of HLGE approved the disposition of two assets. See “Item 4. Information on the Company — The HLGE Group” for additional information on these dispositions. One of the assets, a joint venture company that owns Hotel Equatorial Shanghai, represents a significant majority of the HLGE group’s revenue from operations. This disposition may cause the HLGE group to experience a significant decline in revenues, which could adversely impact its cash flow. The HLGE group will likely require additional funds for its core businesses and to invest in future growth opportunities. There is no assurance that the HLGE group would be able to generate sufficient internal funds to finance such endeavors. Accordingly, the HLGE group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE may dilute our equity interests in HLGE. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain additional financing where such financing is required on acceptable terms, if at all, will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to pursue its growth plans.

The HLGE group may be unable to raise sufficient funds to pay its debt obligations to us.

The HLGE group will require funds to repay its outstanding debt owed to us. On January 30, 2013, we announced the extension of an S$75 million loan to HLGE for another year from July 2013 to July 2014 on substantially similar terms as the previous loan agreement. The interest rate margin for the loan remained unchanged at 1.5%. The original amount of the loan was S$93 million which was granted to HLGE by our wholly-owned subsidiary, Venture Lewis Limited (“Venture Lewis”) in February 2009 to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and which matured on July 3, 2009. Venture Lewis held a majority of the bonds. Pursuant to the terms of the original loan agreement entered into in February 2009, on the maturity date of the bonds, HLGE will redeem fully the bonds held by all minority bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on the maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement on an annual basis. An option for HLGE to undertake a partial redemption of the Bonds on a pro-rata basis prior to the maturity date was included in the original loan agreement. On February 19, 2009, HLGE announced an early partial redemption on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding bonds and on March 23, 2009, HLGE effected payment to all bondholders.

Under the original loan agreement, the loan was due to be repaid in July 2010 but was extended for one year to July 2011 pursuant to a loan agreement entered into on February 3, 2010. A loan agreement was entered into on January 31, 2011 extending the loan for another year from July 2011 to July 2012. On February 16, 2011, HLGE effected a partial prepayment of S$10 million towards the loan to us reducing the principal amount of the loan from S$93 million to S$83 million. On January 19, 2012, we announced the extension of the S$83 million loan to HLGE for another year from July 2012 to July 2013 on substantially similar terms as the previous loan agreement, except that the interest payable had been reduced from 2.52% per annum to 2.08% per annum. On April 30 2012, HLGE effected a partial payment of S$8 million towards the loan to us reducing the principal amount of the loan from S$83 million to S$75 million.

In public filings, the HLGE group has indicated that it will use part of the approximately S$16.1 million in proceeds from the two announced dispositions to make additional partial repayments. In addition, one of the assets to be disposed, a hotel joint venture, represents a significant majority of the HLGE group’s revenue from operations, which could cause it to experience a significant decline in revenues, which could adversely impact its cash flow and make it even more difficult for the HLGE group to repay its debt obligations to us. See “Item 4. Information on the Company — The HLGE Group” for additional information on these dispositions. There is no assurance that the HLGE group will make those announced repayments or that it would be able to generate sufficient internal funds to redeem the outstanding debt owing to us either through additional disposals of their assets or potential merger and acquisition opportunities to grow its earnings base. Failure to obtain sufficient funds to repay outstanding debt will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to repay its outstanding debts owing to us could have a material adverse effect on the value of our investment in the HLGE group.

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

We provide certain management, financial planning and other services to Yuchai and we continue to have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes—Oxley Act of 2002, or SOX, travel frequently, usually monthly for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process.

To our knowledge, since January 2012, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor have we made any public takeover offers in respect of the shares of other companies.

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the then capital of TCL through our wholly-owned subsidiary, Venture Delta. Our shareholding in TCL has since changed through various transactions, and as of December 31, 2012, we had a 12.2% interest in the outstanding ordinary shares of TCL, which has further reduced to 7.7% as of March 8, 2013.

•

In February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis. Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which is unchanged as of March 8, 2013.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

As of March 8, 2013, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia.

•

As of March 8, 2013, through our wholly-owned subsidiary, Venture Delta, we had a 7.7% equity interest in TCL. The TCL group primarily conducts distribution of consumer electronic products with operations in the PRC (including Hong Kong) and other Southeast Asian countries. TCL also has other business activities relating to strategic property and equity investments.

For more details on our investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

Yuchai

Yuchai is a diesel engine manufacturer in China and also produces diesel power generators and diesel engine parts. Yuchai is located in Yulin City, Guangxi Zhuang Autonomous Region in Southwest China, approximately 200 miles east of Nanning, the provincial capital. With a population of approximately 6.7 million, Yulin City, including its controlled townships, is believed to be the sixth largest city in Guangxi Zhuang Autonomous Region.

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

Emission Standards

As of July 2008, China officially implemented the National III emission standards throughout China. The 2008 Beijing Olympics led to an early implementation of the National IV emission standards in Beijing in 2008, which was implemented in Shanghai from November 2009 and in Shenzhen and Guangzhou in 2010. The National IV emission standards for diesel engines are targeted to be implemented throughout China on July 1, 2013. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. While Yuchai produces diesel engines compliant with National III emission standards, it has the ability to produce certain diesel engines compliant with National IV and V emission standards and certain natural gas engines compliant with National IV and V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency.

Products and Product Development — Yuchai

Yuchai manufactures and produces diesel and natural gas engines for light, medium and heavy-duty for highway vehicles, generator sets, marine and industrial applications. Yuchai also supplies after-market parts and services.

Yuchai’s growth focus is on medium-duty and heavy-duty engines, which are relatively higher margin products compared to light-duty engines, and it also intends to improve its competitiveness across all current engine platforms, including light-duty engines. In addition, Yuchai is focusing on higher emission standard engines, which are relatively higher margin products compared to traditional mechanical diesel engines.

Yuchai is also expanding its production and research and development capabilities in natural gas engines in order to meet the growing demand in the natural gas engine market in China and provide a full range of natural gas engines to complement all of its current diesel engine models.

New Products

Our new products are the YC6K diesel engine, high-horsepower marine diesel engines and power generation engines, the 4D20 4-cylinder passenger car engine and the YC4S diesel engine.

(a)	YC6K Diesel Engines

The YC6K 6-cylinder diesel engine is National IV and V compliant, has a capacity of between 10L/12L/13L and is rated at 380 — 550PS. The components and combustion systems of the engine are developed with the latest technology and are suitable for use in heavy-duty trucks and for coaches exceeding 12 metres in length.

The YC6K is the product of a joint venture company which was established in 2009 pursuant to an agreement Yuchai entered into with Jirui United to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of the joint venture company, which commenced operations in December 2010, is the production of YC6K diesel engines, and 2,229 units of the YC6K diesel engine were produced in 2012. For more details on the joint venture company, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new diesel engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”

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

•

YC6CL is an upgraded version of the YC6C engine with longer piston stroke for better power output and performance. The YC6CL engine is a 54L engine rated at 800-1200PS. It is expected to be launched in late 2013.

•

YC12VT is derived from the YC6T engines where the V-engine enables the engine to have a compact configuration. The engine is 12 cylinders, 33L rated at 538-645Kw at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VT is expected to be launched in 2014.

•	YC6MJ is an upgraded version from the YC6M engine with larger piston for power extension. It is an 11.7L engine rated at 450PS and is for use in mining, marine and power generation applications.

(c)	4D20 4-Cylinder Passenger Car Engines

4D20 is a 4-cylinder 1.8-2.2L, rated at 90-140PS engine which has been developed to comply with National V emission standards. The first generation prototype engine passed emission and performance tests and after some initial delays, the second and third generation prototype 4D20 diesel engines are undergoing developmental tests which are scheduled to be conducted in 2013. Tests on the second generation prototype 4D20 diesel engines are scheduled to be completed by mid-2013. The 4D20 engine is the product of a joint venture with Geely and Yinlun. For more details on this joint venture, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new diesel engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”

(d)	YC4S Diesel Engine

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

Existing Diesel Engine Products

Our existing diesel engine products include light-duty, medium-duty and heavy-duty engines. The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4BJ, YC4D, YC4E, YC4F, YC4FA, YC4G, YC6A, YC6B, YC6G, YC6GN, YC6J, YC6JN, YC6K, YC6KN, YC6L, YC6MK, YC6MKN
Bus	YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YG6A, YC4G, YC4GN, YC4E, YC4D, YC4DN, YC4FA, YC4F
Construction	YC4A, YC4B, YC4D, YC4F, YC6B, YC6J, YC6M, YC6A
Agriculture	YC4A, YC4B, YC6B, YC4D, YC6J
Marine	YC4D, YC6M, YC6A/6B, YC6T, YC6C, YC6CL
Generator-Drive	YC4D, YC6B, YC6A, YC6G, YC6M, YC6MK, YC6MJ, YC6T, YC6C, YC6CL

(a)	Light-Duty Diesel Engines

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

•

The YC4D/YC4E engine is a 4-cylinder, four-stroke engine with a rated power ranging from 120 to 180 PS. The YC4D diesel engine was co-developed by Yuchai and Germany FEV, and features lower emission, lower fuel & oil consumption, lower noise, higher reliability, lower price and better upgrading potential. The YC4E series diesel engine was developed on the basis of the YC6G series diesel engine with a displacement of 7.8 liters through stroke-shortening and bore-reducing which maintains advantages over the YC6G series diesel engines and features higher dynamic characteristics, easier operation and maintenance, and is used in high-speed and light-duty vehicles.

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

The hybrid 6108 (YC6J) engine was launched in October 2010 for use in public buses. The 6108 (YC6J) National III and IV compliant 6.5L, 6-cylinder, 132-180kw, 2500rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. These engines are suitable for use in coaches of 8m-11m in length.

Yuchai has also developed YC6J natural gas variants, including both compressed natural gas (“CNG”) and liquified natural gas (“LNG”) systems, using similar major components as diesel engines. Yuchai is a market leader in developing diesel engines which are mainly used in public buses. The natural gas versions will complement the current diesel engine lines used in public buses enabling a reduction in emissions. The YC6J is also developed to work with battery-powered motors in hybrid buses which will help to reduce fuel consumption and emissions.

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

The YC6A National III and IV compliant 6-cylinder, 4-valves, 162-225kw, 2300rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. Its main applications are in medium-sized trucks, construction machines, boats, generators, and agricultural machinery.

The YC6A engines have been upgraded to meet the National IV emission standards with improved fuel efficiency and performance.

YC6G Diesel Engines

YC6G National III and IV compliant 7.8L, 6-cylinder, 147-199kw, 2000-2200rpm diesel engine uses DELPHI electronic controlled high-pressured common-rail fuel injection technology. Yuchai has also developed variants that use CNG or LNG as fuel, using similar major components. Its main applications are for buses and coaches of 11-12 metres in length.

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

6L Heavy-Duty Diesel Engines

The 6L heavy-duty engine (formerly referred to as 6113) is a National III, IV and V compliant 6-cylinder, four-stroke, turbocharged intercooling engine, with a rated power ranging from 280 to 350 PS. The 6L heavy-duty engine was co-developed with FEV, an independent German-owned engine development institute for big passenger buses. Yuchai launched the 6L engine in November 2003.

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

YC6MK Engines

The YC6MK National III and IV compliant 6-cylinder engine is an upgraded model from the existing 6M engine using newly developed 6K technology. The 6MK engine has a capacity of 10.34L with rated output of 221-309kw and utilizes Bosch high pressure common rail system. Its main applications are in the heavy-duty coach and bus market, and in construction machinery of 40 tonnes and above.

Other Products and Services

Our other products are YC4W passenger car diesel engines, natural gas engines, diesel power generators, diesel engine parts and remanufacturing services.

(a)	YC4W Passenger Car Diesel Engines

The YC4W engines are featured with 1.2L & 1.4L 4-cylinder, 4-valves, 60-90 PS, 4000-4200rpm and are compliant with National IV emission standards. The YC4W diesel engines use DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications of these engines are in passenger cars, multi-purpose vans, power generators and light-duty special purpose machinery.

(b)	Natural Gas Engines

Yuchai is constructing a new facility at its primary manufacturing facility at Yulin City, Guangxi Province, to develop and produce a full portfolio of natural gas powered engines to complement its existing suite of diesel engines. The main applications of Yuchai’s natural gas engines are in the large buses, mid—to heavy-duty trucks, industrial and power generation applications and marine sector.

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models:

• YC4D, YC6B, YC6J, YC6L and YC6M, ranging from 140hp to 375hp.

• YC4G and YC6G, ranging from 180hp to 260hp.

• YC4DN-50, YC4GN-50, YC6JN-50, YC6GN-50, YC6LN-50, YC6MKN—50, and YC6KN-50, ranging from 120-440hp.

(c)	Diesel Power Generators

Yuchai has a history of more than 40 years for producing the diesel generator set, with wide application in the civil, military and marine sectors. Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 12 kilowatts to 160 kilowatts. Yuchai’s diesel power generators use both the 6105 (YC6J) and 6108 (YC6A and YC6B) medium-duty engines as their power source. The generator set includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdowns.

(d)	Diesel Engine Parts

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

(e)	Remanufacturing Services

On December 11, 2009, Yuchai entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) to establish a new joint venture company in China to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar diesel engines and components. The new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd., was incorporated on April 7, 2010 in Suzhou, Jiangsu province. Operations at a temporary workshop commenced in 2011. The permanent factory located in the Suzhou Industrial Park was inaugurated on July 13, 2012 and full remanufacturing operation at the permanent facility has commenced.

Sales

In 2012, according to the China Association of Automobile Manufacturers, diesel powered commercial vehicle sales in China was approximately 3 million units, a decrease of 9.0% compared to 2011. Yuchai’s total engine sales in 2012 was 431,350 units, a decrease of 15.6% compared with 510,777 units in 2011.

Light-duty engines sales in 2012 was 250,776, or 58.1% of total unit sales, which was an increase of 4.8 percentage points compared to 2011, when light-duty engine sales were 272,428, or 53.3% of total unit sales. This was due to the shift in sales mix to light-duty engines as the heavy-duty and medium-duty truck markets slowed down. Medium-duty engine sales was 131,895 units, or 30.6% of total unit sales, compared to 2011 where sales were 174,944 units or 34.3% of total units sales. Heavy-duty engine sales was 48,665 units, or 11.3% of total sales units, compared to 2011 where sales were 63,367 units, or 12.4% of total sales units.

In fiscal 2012, Yuchai sold 19,867 natural gas engine units compared with 12,487 units sold in fiscal 2011.The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal 2010, 2011 and 2012:

	2010			2011			2012
	Revenue, net	% of Revenue	Unit Sold	Revenue, net	% of Revenue	Unit Sold	Revenue, net	% of Revenue	Unit Sold
	Rmb’000			Rmb’000			Rmb’000

Light-duty engines (1)	4,780,971	29.6%	269,031	4,953,413	32.1%	272,428	4,612,129	34.4%	250,776
Medium-duty engines (2)	6,121,428	37.9%	218,344	4,987,872	32.4%	174,944	3,947,404	29.4%	131,895
Heavy-duty engines (2)	3,168,492	19.6%	64,147	3,111,632	20.2%	63,367	2,709,313	20.2%	48,665
Other products and services (3)	2,087,524	12.9%	70	2,360,326	15.3%	38	2,142,538	16.0%	14

	16,158,415	100.0%	551,592	15,413,243	100.0%	510,777	13,411,384	100.0%	431,350

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes only power generator sets.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1,187,000 square meters, including the existing production factory for the 6105 (YC6J) and 6108 (YC6A and YC6B) medium-duty engines, the 6112 (YC6G) engine factory, the 6L/6M heavy-duty engine factory, the 4F light-duty engine factory, the new natural gas production facility, the new high horse power marine diesel engine and power generator plant, phases 1 and 2 of the new foundry and various testing and supporting facilities. Construction of phase 1 of a new foundry at Yuchai’s primary manufacturing facilities has been completed and it is fully operational. As of March 8, 2013, development on phase 2 of the new foundry is still ongoing and it is expected to be fully operational in the second quarter of 2013. Yuchai also has another production facility in Xiamen, Fujian province in China. In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Yuchai”). This subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, mainly for 6-cylinder heavy-duty diesel engines. Commercial production at Xiamen Yuchai commenced on September 2, 2009.

As of December 31, 2012, Yuchai’s total production capacity was approximately 622,500 units, based on a 2.5 shift five-day week at 80% utilization rate. This represents an increase in production capacity of 22,500 units per annum from 600,000 units per annum as of December 31, 2011 due to Yuchai’s continuous improvement to existing facilities and new capabilities developed for the facilities for YC6T, marine and natural gas engines during 2012.

We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. In fiscal 2012, we sold 431,350 units, of which 332,396 units were produced at Yuchai’s Yulin facility, and the remaining units sold were either produced by Xiamen Yuchai or third party manufacturers or taken from existing inventory. Yuchai’s production at the Xiamen facility were 44,679, 50,022 and 28,700 units, in fiscal 2010, 2011 and 2012, respectively.

The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for fiscal 2010, 2011 and 2012:

	2010		2011		2012
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	212,300	45.60%	185,796	50.90%	186,259	56.04%
Medium-duty engines (2)	187,384	40.20%	117,582	32.20%	97,900	29.45%
Heavy-duty engines (2)	65,918	14.20%	61,766	16.90%	48,228	14.51%
Other products (3)	88	0.00%	43	0.00%	9	0.00%

	465,690	100.00%	365,187	100.00%	332,396	100.00%

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes only power generator sets.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product.

Engine Block

Yuchai cast and molded approximately 398,217 units of engine blocks in 2012, which represent a large portion of its engine blocks used in production.

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

Imports

Certain engine components are imported from foreign suppliers, such as the electronic combustion system and its software, and the exhaust after-treatment system. A majority of the remaining parts are purchased from domestic suppliers. Yuchai has progressively reduced its reliance on imported parts and components since 2006 and intends to continue to do so. Yuchai has a policy of practicing sound procurement policy by requiring the same product procurement from at least two distinct sources. The same practice applies to all other externally procured engine parts. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality. For contingency supply of engine blocks, Yuchai has a long-term purchase agreement with a domestic foundry.

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

Manufacturing Capacity Expansion

Yuchai believes that the current production capacity of all engine lines will meet the expected demand, although it also believes that there is currently excess capacity in the diesel engine industry. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

Yuchai is continuously assessing the market demand and devising production strategies to secure and meet these market opportunities.

Research and Development

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed to continually improve the technology of its products by acquiring advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. In 2010, 2011 and 2012, Yuchai spent approximately Rmb 324.1 million, Rmb 328.1 million and Rmb 373.7 million (US$59.6 million) respectively, on research and development. Yuchai believes that it has been able to control to some extent, the increase of research and development expenses due to the relatively stable salary levels of engineers in China. In 2010, Yuchai’s research and development efforts was focused on the development of new products such as heavy-duty engines YC6T and YC6C and National V and National VI prototype products, hybrid power and passenger vehicle diesel engine development. In 2011, Yuchai’s research and development efforts was focused on the development of new heavy-duty engine products such as YC6C and YC12VT and the application of YC4W engine for diesel passenger vehicles and the launch of prototype engines compliant with the National VI emission standards. In 2012, Yuchai’s research and development efforts was focused on the development of both new engine products such as YC4S, YC6MJ and YC6L and continuing development and testing of National V and VI compliant products, as well as continuing development of natural gas engines for use in both CNG and LNG applications.

Future Products

Yuchai believes that its long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.

Yuchai intends to continue to work with foreign engine design consulting firms and foreign engine manufacturers for technological assistance in improving its products and developing new products, and expects such cooperation to continue. The introduction of new diesel engine products will also require significant capital expenditures, such as purchases of foreign manufacturing equipment and technologies.

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 780 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

Yuchai promotes its products primarily through television commercials, outdoor sign boards, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service and small gifts for end-users. In connection with this promotion, Yuchai’s customer service stations also perform routine maintenance checks and minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its 3,000 authorized service stations. The service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

Yuchai has continued to focus its sales efforts on retailers and end-users of diesel engines. Yuchai seeks to encourage end-users of gasoline engine trucks to replace their gasoline engines with Yuchai diesel engines by advertising the advantages of diesel engines. With the advent of a natural gas refuelling network across the nation, customers have the additional option of using Yuchai’s natural gas engines. Such sales of replacement engines are generally made through customer service centers at a retail price which is higher than the sales price to truck manufacturers.

Yuchai believes that proximity to its factories in Yulin City is an important factor in the geographical make-up of its customers. Due in part to transportation and shipping costs, a substantial majority of Yuchai’s engines are sold to customers in southern and central eastern China. Customers’ geographical make-up is segmented by Guangxi, Sichuan, Hubei, Fujian, East and North East China.

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. Sales to the Dongfeng Group accounted for approximately 19.7% of Yuchai’s total net revenues in 2011, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 9.2%. Sales to the Dongfeng Group accounted for approximately 18.2% of Yuchai’s total net revenues in 2012, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 8.4%. The Dongfeng Group is also a major competitor of Yuchai. See “— Competition.”

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchase decisions of Yuchai’s customers. As of December 31, 2011, Yuchai had net trade accounts receivable of Rmb 6,690.0 million, representing 48.1% of our consolidated current assets as of the same date. As of December 31, 2012, Yuchai had net trade accounts receivable of Rmb 6,591.7 million (US$1,051.0 million), representing 53.1% of our consolidated current assets as of the same date.

Export Sales

Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2010			2011			2012
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	Rmb ‘000			Rmb ‘000			Rmb ‘000
Total Domestic Sales	16,125,550	99.8%	550,865	15,377,706	99.8%	510,000	13,379,387	99.8%	430,433
Total Direct Export Sales	32,865	0.2%	727	35,537	0.2%	777	31,997	0.2%	917

	16,158,415	100.0%	551,592	15,413,243	100.0%	510,777	13,411,384	100.0%	431,350

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. All of these distributors are separate legal entities in which Yuchai has no equity interest in or control over and Yuchai relies on self-reporting by these distributors in relation to their sales. In 2012, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through the third party distributors were Vietnam, Saudi Arabia, Ghana, Russia and Philippines. In 2011, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through the third party distributors were Vietnam, Peru, Russia, Algeria and Myanmar. In 2010, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through the third party distributors were Vietnam, Cuba, Peru, Egypt and the Phillipines.

As previously disclosed in our Form 20F for the year ended December 31, 2006, Yuchai signed a memorandum of understanding with the Cuban government (the “MOU”) for the export by Yuchai of approximately 20,000 diesel engines over a period of four years beginning in 2006. Pursuant to the MOU, Yuchai sold its products to a Chinese export agency who then resold those products into Cuba. A total of 20,181 engines were exported indirectly by Yuchai into Cuba pursuant to the MOU. Out of the 20,181 engines sold into Cuba, 12,000 engines were exported in 2007 and the remaining 8,181 engines were exported only in 2010 as a result of the global financial crisis in 2008 and 2009. Our Form 20-F for the year ended December 3, 2009 erroneously disclosed that Yuchai had exported approximately 149 engines into Cuba in 2009 pursuant to the MOU. These 149 engines were not exported by Yuchai pursuant to the MOU but were exported into Cuba indirectly by our other third party distributors through other arrangements.

In May 2012, Yuchai appointed Anglo Asian Trading Co. LLC, a company based in the United Arab Emirates on an exclusive basis for three years, to promote and expand the sales of Yuchai’s products into the Middle East region, including the United Arab Emirates, Iran and Kuwait. As of March 8, 2013, no engines had been sold pursuant to this arrangement.

Customer Service

Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of authorized service stations in China that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at each of these service stations. In addition, Yuchai also owns and operates repair training centers. The costs of any warranty-related services or repairs are borne by Yuchai, and all non-warranty activities are charged to customers. Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and require these service stations to provide on-site assistance at the customer’s place of business generally within three to 12 hours, depending on the customer’s location.

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

Most of Yuchai’s major China domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2012, sales to the Dongfeng Group accounted for 18.2% of our total net revenues, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 8.4% in total. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition.

Yuchai believes competition in the diesel engine industry continued to intensify in 2012 due to a weakening in the commercial vehicle and construction markets as a result of the broader macroeconomic slowdown, with the sales of diesel powered heavy-duty trucks in China suffering the most significant drop. In addition, Yuchai believes production capacity in the diesel engine industry has increased over the years which has further intensified competition, although Yuchai also believes there is currently excess capacity in the diesel engine industry. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.” Yuchai believes it faces intense competition in the diesel manufacturing industry across all of its engine platforms. Yuchai believes the light-duty diesel engine market is fragmented and very price sensitive. In the medium—and heavy-duty diesel engine markets, Yuchai believes the continuing stringent emission standards will result in the elimination of some players if their products are not able to comply with the latest prevailing emission standards.

The HLGE group

As of March 8, 2013, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.06 on March 8, 2013. The core businesses of the HLGE group are that of hospitality operations and property development.

Investment holding activities

The HLGE group announced on December 27, 2012 that it was disposing of its 28% indirect shareholding interest in Scientex Park (M) Sdn Bhd, a joint venture company incorporated in Malaysia whose principal activity is property development and investment, pursuant to a conditional share sale agreement entered into on December 27, 2012. The consideration for this disposition was RM 21,105,000 (US$6.8 million).

The HLGE group also announced on December 28, 2012 that it was disposing of its 50% indirect shareholding interest in Shanghai International Equatorial Hotel Company Limited, a joint venture company incorporated in Shanghai to invest, construct and manage Hotel Equatorial Shanghai, pursuant to a share transfer agreement entered into on December 28, 2012. The consideration for this disposition was Rmb 40 million (US$6.4 million).

Both of these dispositions were approved by HLGE’s shareholders at a shareholders meeting on March 26, 2013. Additionally, HLGE has announced that it intends to use the proceeds of these dispositions to, among other things, make partial repayments on its loan from us, under which S$75 million was outstanding as of March 8, 2013.

For more information on our loan to HLGE and the potential adverse impacts of these dispositions on our financial condition and results, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE.”

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

Hotel Equatorial Shanghai is located in the heart of Shanghai. The property has more than 500 saleable guest rooms which have all been fully refurbished and a new lounge. Other facilities comprise six food and beverage outlets, ballroom space and a health club. As described above, a share transfer agreement has been entered into to dispose of HLGE’s indirect shareholding interest in the joint venture company that owns Hotel Equatorial Shanghai. See “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE.”

•	Copthorne Hotel Qingdao

The property is located in the commercial district of Qingdao. The property has approximately 450 saleable guest rooms, and has restaurants and bars, ballrooms and function rooms, entertainment facilities, offices and retail space.

•	Elite Residences

The property comprises a 16-storey building located in downtown Shanghai. The property has 119 saleable newly renovated apartment units, meeting rooms and a business centre.

•	Equatorial Cameron Highlands

The property is a tudor styled resort comprising self-contained low-rise and high-rise apartment suites. Each suite is equipped with a living room, a kitchenette and a balcony. The hotel tower comprises 270 saleable guest rooms and suites. The hotel has recently undergone a renovation program.

•	Renovation and maintenance.

To maintain the competitiveness of its hotels, HLGE carries out renovation programs at its hotels from time to time as required.

The TCL group

As of March 8, 2013, we had a 7.7% interest in the outstanding ordinary shares of TCL. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL. TCL is listed on the Main Board of the Singapore Exchange. TCL’s share price on the Singapore Exchange closed at S$0.032 on March 8, 2013.

The TCL group is a distributor of consumer electronic products with operations in the PRC (including Hong Kong) and other Southeast Asian countries. The TCL group is engaged in the distribution of a portfolio of branded consumer electronics products, such as Panasonic, Nokia, Hewlett-Packard, Apple, Fuji, Lenovo, Samsung, Sony, and Canon. Some of the products that the TCL group markets under these brand names include digital cameras, data projectors, iPhones, iPads and audio products including MP3/MP4/MP5 players, plasma and LED televisions, desktop and notebook computers, personal digital assistants, printers, electronic accessories and mobile phones. The TCL group has a distribution and sourcing network in its principal markets of PRC and Hong Kong.

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

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of March 8, 2013 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Parties — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

HLA beneficially owns 34.9% + 1 special share
Hong Leong Asia Ltd. ("HLA")
Yulin City Government
100%
100%
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100%
HL Technology Systems Pte Ltd ("HLT")
13.9%
100% via written trust
21.0% + 1 Special Share
Shah Capital Management
6.2%
China Yuchai International Limited ("CYI")
18.9%
Coomber Investments Limited ("Coomber")
100%
Goldman Industrial Ltd. ("Goldman")
Publicly Held
40%
100%
100%
100%
100%
100%
100%
100%
Constellation Star Holdings Limited
Hong Leong Technology Systems (BVI) Ltd
Earnest Assets Limited
Cathay Diesel Holdings Ltd.
Tsang & Ong Nominees (BVI) Ltd
Goldman Sachs Guangxi Holdings (BVI) Ltd
Youngstar Holdings Limited
22.3%
21.4%
12.6%
12.7%
5.2%
2.2%
100%
100%
76.4%
Grace Star Services Ltd.
Venture Delta Limited
Holders of Legal Shares
1.5%
Guangxi Yuchai Machinery Company Limited ("Yuchai")
22.1%
7.7%
71.8%
28.2%
Guangxi Yuchai Machinery Monopoly Development Co. Ltd ("YMMC")
100%
97.1%
Thakral Corporation Ltd ("TCL")
100%
Guangxi Yuchai Accessories Manufacturing Company Limited ("New YAMC")
Xiamen Yuchai Diesel Engines Co., Ltd.
Guangxi Yulin Yuchai Accessories Manufacturing Company Limited ("YAMC")
2.9%
100%
Venture Lewis Limited ("VLL")
100%
Guangxi Yulin Hotel Company Limited ("Yulin Hotel Company")
100%
Yuchai/ Asimco Components Company Limited
48.9%
HL Global Enterprises Limited ("HLGE")
70%
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

Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 2 million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1,187,000 square meters, including the existing production factory for the 6105 (YC6J) and 6108 (YC6A and YC6B) medium-duty engine, the 6112 (YC6G) engine factory, the 6L/6M heavy-duty engine factory, the 4F light-duty engine factory, the new natural gas production facility, the new high horse power marine diesel engine and power generator plant, phases 1 and 2 of the new foundry and various testing and supporting facilities. Construction of phase 1 of a new foundry at Yuchai’s primary manufacturing facilities has been completed and it is fully operational. As of March 8, 2013, development on phase 2 of the new foundry is still ongoing and it is expected to be fully operational in the second quarter of 2013. Yuchai also has another production facility at Xiamen which is used mainly for assembly of 6-cylinder heavy-duty diesel engines. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2012, Yuchai’s total production capacity was approximately 622,500 units, based on a 2.5 shift five-day week at 80% utilization rate. This represents an increase in production capacity of 22,500 units per annum from 600,000 units per annum as of December 31, 2011 due to Yuchai’s continuous improvement to existing facilities and new capabilities developed for the facilities for YC6T, marine and natural gas engines during 2012. We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. See “—Products and Product Development — Yuchai — Production.”

Environmental Matters

China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Environmental Protection promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. As of July 2008, China officially implemented the National III emission standards throughout China. In China, the increasingly stringent emission standards are also driving commercial vehicle sales as the government strives to curb pollution which had led to the early implementation of the National IV emission standards in the main cities of Beijing in 2008, Shanghai in 2009, and Shenzhen and Guangzhou in 2010. The National IV emission standards for diesel engines are targeted to be implemented throughout China on July 1, 2013. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. While Yuchai produces diesel engines compliant with National III emission standards, it has the ability to produce certain diesel engines compliant with National IV and V emission standards and certain natural gas engines compliant with National IV and V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. See “Item 3. Key Information — Risk Factors — Risks related to our company and our business — We may be adversely affected by environmental regulations.” We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

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

During the fiscal years ended December 31, 2010, 2011 and 2012, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

The measures taken by the Chinese government to regulate economic growth and control inflation have impacted the demand for diesel engines and vehicles in China. In 1998, the Chinese government announced a major initiative to boost consumer demand through investments in infrastructure projects, including the construction of highways and toll ways, and also through increased availability of bank credit and the stimulus measures announced in 2009. This resulted in an increase in the demand for trucks and other commercial vehicles fuelling the demand for diesel engines between 1999 to 2010. The market for commercial vehicles in China softened in 2011 and this continued into 2012 due to a variety of factors including the phasing out of government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities to curb emissions and ease traffic congestion and a slowdown in China’s economy. This has adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition and what we believe to be excess capacity in the diesel engine market in China, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including us.

In 2010, we operated in a generally favorable market environment. According to the China Association of Automobile Manufacturers, diesel powered commercial vehicle sales, which include trucks and buses, increased by 29.8% compared to 2009. This was due to the increase in sales units for trucks and buses of 29.9% and 28.6%, respectively. In 2011, we operated in a weak market environment. Diesel powered commercial vehicle sales decreased by 5.6% compared to 2010. This was due to the decrease in sales units for trucks of 7.2%, offset by the increase in sales units for buses of 9.8%. In 2012, the market continued to be weak. Diesel powered commercial vehicle sales decreased by 9.0% compared to 2011. This was due to the decrease in sales units for trucks of 10.3%, offset by the increase in sales units for buses of 2.1%.

Notwithstanding the weaker overall market, there was growth in demand for light-duty engines used in light passenger buses in 2011 and 2012, as the Chinese government increased its financial support for the agricultural sector. In 2011, as a result of this demand, we increased our light-duty engine sales to 272,428 units (53.3% of sales units) in 2011 from 269,031 (48.8% of sales units) in 2010, thereby increasing our market share in the light-duty engine market and improving our utilization rate. Similarly, in 2012 we increased our light-duty engine sales to 58.1% of sales units (or 250,776 units) from 53.3% in 2011. Yuchai generated 34.4%, 32.1% and 29.6% of our net revenues (excluding HLGE) in 2012, 2011 and 2010, respectively, from light-duty engines, and 49.6%, 52.6% and 57.5% of our net revenues (excluding HLGE) in 2012, 2011 and 2010, respectively, from the higher margin medium-duty and heavy-duty diesel engines. However, because light-duty engines have lower margins than medium-duty engines and heavy-duty engines, this change in sales mix caused our gross margin to decrease from 24.7% to 22.3% to 21.4% in 2010, 2011 and 2012, respectively.

In 2012, we continued our efforts to control production costs and operating expenses. However, the costs and expenses related to the production of our diesel engines are not subject to significant variations which limits our ability to significantly reduce our costs and expenses. Our cost of goods sold mainly includes cost of materials consumed, factory overheads, direct labor, provision for product warranty and depreciation. In 2012, cost of materials consumed accounted for approximately 89.7% of our total cost of manufacturing. Our selling, general and administrative, or SG&A, expenses include warranty expenses, advertising expenses, salaries and wages, freight charges, sales commission expenses and a large number of smaller expenses.

Having taken various factors into perspective, we expect the market for trucks and other commercial vehicles in China to be uncertain in 2013. Our expectation of uncertainty in the market for trucks and other commercial vehicles in China in 2013 is in line with the overall outlook for the global economy. According to the World Bank’s latest Global Economic Prospects issued on January 15, 2013, the global financial crisis continues four years after it started although the worst appears to be over. According to the World Bank, the world economy continued to struggle as economic activity in the high income countries was dampened by the Eurozone crisis as well as uncertainty resulting from the fiscal challenges in the U.S. While growth rates in developing countries have fallen, they were still expanding faster than the high income countries. Slow growth is characterizing the high income regions of the world namely, Europe, the United States and Japan, and the World Bank has forecast growth in these advanced economies to remain at 1.3% in 2013. Growth for the global economy is expected to remain broadly unchanged at 2.4% before gradually strengthening in 2014 and 2015. While there are signs that growth is picking up in developing countries, the recovery ahead remains uncertain with bouts of market volatility expected. The World Bank has forecast China’s economy to expand in 2013 by 8.4%, whereas the Chinese government is maintaining a growth target of 7.5%. Downside risks to the global economy include the deterioration of the sovereign debt crisis in Europe, debt and fiscal issues in the United States and the possibility of a sharp slowdown of investment in China as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption. We expect the overall market to remain soft due to the weak commercial vehicle market amidst the uncertain economic recovery in China. In addition, we expect strong competition from other engine manufacturers. However, we believe that there are opportunities for growth in the bus market and demand for off-road applications. Notwithstanding the intense competition, we will continue with our sales efforts in the medium-duty and heavy-duty engine markets which yield higher margins. We also expect export sales to increase although it currently constitute only a small percentage of our overall sales.

Changes in emission standards present a future growth opportunity for us. The National IV emission standards for diesel engines are targeted to be implemented throughout China on July 1, 2013. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. While Yuchai produces diesel engines compliant with National III emission standards, it has the ability to produce certain diesel engines compliant with National IV and V emission standards and certain natural gas engines compliant with National IV and V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. Higher emission standard engines are relatively higher margin products compared to traditional mechanical diesel engines.

Uncertainty and adverse changes in the global and Chinese economies could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments.

Additionally, any changes in tax legislation in China or adverse findings from the tax examination authorities could have a material impact on the consolidated financial conditions or results of operations.

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

•

The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was applicable from 2001 to 2010. In 2011, the scheme was extended to 2020.

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. In 2011, Yuchai was certified as a high technology company with effect from 2011 to 2013, so it may qualify for this scheme if certain other criteria are met.

From 2008 to 2010, Yuchai was subject to the reduced corporate tax of 15% as it qualified under the Western Development Incentive Scheme. Since Yuchai operates in the Guangxi Zhuang Autonomous Region and had previously qualified under the Western Development Incentive Scheme, Yuchai believes that it still qualifies under this scheme. In addition, since 2011, Yuchai has been filing corporate tax returns at the reduced corporate tax rate of 15%, subject to final approval by the local tax authority. In the event that Yuchai is not able to qualify for any of these incentive schemes, it would be subject to corporate tax at a rate of 25% as prescribed under the CIT Law.

The CIT Law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises, unless an applicable tax treaty provides for a lower tax rate. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning from January 1, 2008, a 10% withholding tax has been imposed on dividends paid to us, as a non-resident enterprise. We have recognized a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises.

The China tax bureau periodically conducts tax examinations. Our last tax examination was conducted in 2011, when the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2006 through to 2010. The tax bureau did not propose any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed.

Our future financial condition and results of operations could also be adversely affected as a result of China macroeconomic policy changes by the Chinese government, particularly if diesel engines are included in any specific economic sectoral caps or attempts to slow down sectoral lending. See “Item 3. Key Information — Risk Factors — Risks relating to China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and adversely affect our competitive position” and “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and global economy, as well as Chinese government policy.”

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars or other foreign currencies. An increase in fluctuations in exchange rates between the Renminbi and other currencies may increase our borrowing costs. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business - We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.”

Business Expansion and Diversification Plan

Following the implementation of our business expansion and diversification plan as approved by our Board of Directors in 2005, we have looked for new business and on an ongoing basis, continue to explore and assess new businesses opportunities to reduce our financial dependence on Yuchai.

Thakral Corporation Ltd

•

The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% equity interest in TCL. As of December 2008, our equity interest in TCL was 34.4% of TCL’s outstanding ordinary shares.

•

As of December 31, 2009, our interest in TCL was 34.4% of TCL’s outstanding ordinary shares and our aggregate investment in TCL amounted to approximately S$81.7 million, before taking into account dividends and interest income of approximately S$1.9 million, in the aggregate, earned from these investments. On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intended to appoint a broker to sell 550,000,000 shares in TCL at price of S$0.03 per share on an ex-distribution basis (“Placement”).

•

As of December 31, 2009, a total of 536,000,000 shares out of 550,000,000 shares available in the Placement were taken up. The Placement was conditional upon the completion of TCL’s capital reduction and cash distribution exercise. We accounted for our investment in TCL using the equity method for 11 months in fiscal year 2009 and thereafter it was classified as a disposal group held for sale and as a discontinued operation as at December 31, 2009.

•

As of December 31, 2010, following the completion of the sale of a total of 536,000,000 shares in TCL to various purchasers and subsequent sales in the open market, our shareholding interest in TCL was 12.2%. We then classified our shareholding in TCL as investment held for trading. The market value of our investment in TCL amounted to approximately S$11.2 million.

•	As of December 31, 2011, our shareholding interest in TCL remained unchanged, and the market value of our investment in TCL amounted to approximately S$8.3 million.

•	As of December 31, 2012, our shareholding interest in TCL remained unchanged, and the market value of our investment in TCL amounted to approximately S$9.6 million.

•

As of March 8, 2013, pursuant to the further disposal of TCL shares in the open market, our shareholding interest in TCL decreased from 12.2% to 7.7%, and the market value of our investment in TCL amounted to approximately S$6.5 million (US$5.2 million).

HL Global Enterprises Limited

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

•

On January 31, 2011, a loan agreement was entered into extending the loan for another year from July 2011 to July 2012. On February 16, 2011, HLGE effected a partial prepayment of S$10 million towards the loan to us resulting in a reduction in the principal amount of the loan from S$93,000,000 to S$83,000,000. On January 19, 2012, we announced the extension for another one year of the S$83,000,000 loan to HLGE, from July 2012 to July 2013. On April 30, 2012, HLGE effected a partial prepayment of S$8 million towards the loan to us resulting in a reduction in the principal amount of the loan from S$83,000,000 to S$75,000,000.

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

•

On January 16, 2012, following the increase in the number of issued ordinary shares in HLGE arising from the mandatory conversion of 24,189,170 Existing HLGE RCPS, which had been transferred on January 13, 2012 to the Trustee pursuant to the Trust, into 24,189,170 new ordinary shares, our shareholding interest in HLGE decreased from 49.4% to 48.1%. After this conversion, all the outstanding Existing HLGE RCPS B had been fully converted into ordinary shares in the capital of HLGE.

•

On March 5, 2012, upon the transfer of one Existing HLGE RCPS A to Venture Delta, our wholly-owned subsidiary, Grace Star and Venture Delta sent requisition notices to HLGE’s Board of Directors requesting for the convening of a meeting of the holders of the Existing HLGE RCPS A to propose the conversion of all the outstanding Existing HLGE RCPS A into ordinary shares in the capital of HLGE in accordance with HLGE’s articles of association. Pursuant to the receipt of the requisition notices from Grace Star and Venture Delta, HLGE’s Board of Directors announced on March 15, 2012 that a meeting of the holders of the Existing HLGE RCPS A will be convened on March 30, 2012 to approve the conversion of all the outstanding Existing HLGE RCPS A into ordinary shares in the capital of HLGE.

•	At the meeting on March 30, 2012, the holders of the Existing HLGE RCPS A approved the conversion of all the outstanding Existing HLGE RCPS A into ordinary shares in the capital of HLGE.

•

On April 4, 2012, as a result of the conversion of all the outstanding Existing HLGE RCPS A held by Grace Star and Venture Delta into ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased from 48.1% to 48.9%.

•

On January 30, 2013, we entered into a loan agreement with HLGE extending the loan for another year from July 2013 to July 2014. See “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to raise sufficient funds to pay their debt obligations to us.”

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

While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of judgment and estimation and therefore warrant additional attention:

•	allowances for doubtful accounts;

•	realization of the carrying value of inventories;

•	product warranty obligations;

•	recoverability of the carrying values of equity method investments and other investments;

•	realization of deferred tax;

•	impairment of long-lived assets, including goodwill;

•	determination of fair values of financial assets and liabilities;

•	derecognition of bills receivable; and

•	development costs.

Allowances for doubtful accounts

Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the balances may not be collectible. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Management reviews its allowance for doubtful accounts on a monthly basis. For the year ended December 31, 2012, the Dongfeng Group accounted for about 21.0% of the gross accounts receivable as compared to approximately 26.5% as of December 31, 2011. Likewise, the top 20 non-Dongfeng Group customers accounted for about 50.2% of the gross accounts receivable at the end of 2012. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2012. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for each of the years in the two-year period ended December 31, 2012 are summarized as follows:

	December 31,
	2011	2012	2012
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	61,161	59,177	9,435
Debit/(credit) to consolidated statements of income	1,723	(15,184)	(2,421)
Written off	(3,702)	(334)	(53)
Translation differences	(5)	5	1

Balance at end of Year	59,177	43,664	6,962

While trade accounts decreased by Rmb 358.9 million (US$57.2 million) as of December 31, 2012 as compared to 2011, allowance for doubtful accounts decreased by Rmb 15.5 million (US$2.5 million). Bills receivable increased by Rmb 259.7 million (US$41.4 million) as of December 31, 2012 as compared to 2011 due to reduced discounting activities in 2012.

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

Product warranty obligations

We recognize a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which we provide free repair and replacement. Warranties extend for a duration (generally 12 months to 24 months) or mileage (generally 50,000 kilometers to 300,000 kilometers), whichever is lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each fiscal year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated statement of financial position. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2012 are summarized as follows:

	December 31,
	2011	2012	2012
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	352,154	307,072	48,960
Provision made	401,935	322,442	51,411
Less: Provision utilized	(447,017)	(361,508)	(57,640)

Balance at end of year	307,072	268,006	42,731

We recognize a liability for warranty at the time the product is sold and our estimate of our warranty obligations is evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years average would impact the provision for product warranty by approximately Rmb 20.2 million (US$3.2 million).

Recoverability of the carrying values of equity method investments and other investments

We assess impairment of our investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the value of our investment is below its carrying amount and that loss in value is considered other than temporary, an impairment charge is recognized.

On December 1, 2009, we announced that concurrently with the capital reduction and cash distribution exercise to be undertaken by TCL, we intend to appoint a broker to sell 550,000,000 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). On June 9, 2010, upon the obtaining of the relevant approvals from its shareholders and the legal and regulatory authorities in Singapore, TCL announced that the expected date of payment of the cash distribution of S$0.05 per issued share was July 7, 2010. On July 8, 2010, we announced that we had proceeded to complete the sale of a total of 536,000,000 shares out of 550,000,000 shares available in the Placement in TCL to the various purchasers. Further to the closing of the Placement, our total shareholding in TCL decreased from 34.4% to 13.9%. Subsequently, we sold additional TCL shares in the open market resulting in our shareholding interest in TCL decreasing further from 13.9% to 12.2%. As at December 31, 2010, 2011 and 2012, our shareholding interest in TCL remained unchanged at 12.2%. Further to a series of disposals in the open market in January and February 2013, our shareholding interest in TCL as of March 8, 2013 was 7.7%. We do not exercise significant influence over the operating and financial policies of TCL. Our investment in TCL is classified as investment held for trading as it is held for the purpose of selling in the near term. Our investment in TCL is measured at fair value with changes in fair value recognized in other income in the income statement.

We accounted for our investment in TCL using the equity method for 11 months in fiscal year 2009 and thereafter it was classified as a disposal group held for sale and as a discontinued operation as at December 31, 2009. In 2010, the gain on disposal of TCL shares was presented as gain from discontinued operations. The remaining shareholding interest in TCL is classified as investment held for trading as at December 31, 2010, 2011 and 2012.

On March 8, 2013, the market value of our investment in TCL amounted to approximately S$6.5 million (US$5.2 million).

Realization of deferred tax assets

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

Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

The China tax bureau periodically conducts tax examinations. Our last tax examination was conducted in 2011, when the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2006 through to 2010. The tax bureau did not propose any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed.

Any changes in tax legislations in China or adverse findings from the tax examination could have a material impact on our consolidated financial conditions or results of operations.

Impairment of long-lived assets, including goodwill

Long-lived assets to be held and used, such as property, plant and equipment and construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows. Fair value is the price that would be received to sell the asset on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset. Assets to be disposed off would be separately presented in the consolidated statement of financial position and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The carrying amounts of property, plant and equipment as of December 31, 2010, 2011 and 2012 are Rmb 3,276.3 million, Rmb 3,748.2 million and Rmb 4,016.6 million (US$640.4 million), respectively.

We periodically conduct an impairment review on the conditions of our property, plant and equipment.

In 2012, an impairment loss of Rmb 8.0 million (US$1.3 million) (2011: Rmb 0.3 million; 2010: Rmb 1.4 million) was charged to our consolidated income statement under cost of sales, selling, general and administrative expenses for our property, plant and equipment.

The impairment for 2010, 2011 and 2012 was due to assets that were not in use.

In 2011, we experienced a decline in our stock price. As of December 31, 2012, although our stock price had increased compared with 2011, this was not sufficient to prevent our market capitalization from remaining below the recorded value of our consolidated net assets. We performed our annual goodwill impairment test as of December 31, 2012, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 34 to the accompanying consolidated financial statements in Item 18.

Derecognition of bills receivable

We sell bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. This involves management assumptions relating to the transfer of risks and rewards of the bills receivable when discounted. At the time of sale of the bills receivable to the banks, the risks and rewards relating to the bills receivable are substantially transferred to the banks. Accordingly, bills receivable are de-recognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. Please refer to Note 20 to the accompanying consolidated financial statements in Item 18.

Development costs

Development costs are capitalized in accordance with the accounting policy. Initial capitalization of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation from the project, discount rate to be applied and the expected period of benefits. The carrying amount of capitalized development costs as of December 31, 2011 and 2012 were Rmb24.8 million and Rmb135.4 million (US$21.6 million) respectively.

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our net revenue for the last three fiscal years ended December 31, 2010, 2011 and 2012:

	Percentage of Net Revenues Year Ended December 31,
	2010	2011	2012
Revenue	100.0%	100.0%	100.0%
Cost of sales	-75.3%	-77.7%	-78.6%
Gross profit	24.7%	22.3%	21.4%
Other income, net	0.5%	0.4%	1.0%
Research and development costs	-2.0%	-2.1%	-2.8%
Selling, distribution and administrative costs	-11.2%	-10.7%	-11.0%
Operating profit	12.0%	9.9%	8.6%
Finance costs	-0.8%	-1.0%	-1.6%
Share of profit of associates	0.0%	0.0%	0.0%
Share of results of joint ventures	-0.3%	-0.5%	-0.2%
Profit before tax from continuing operations	10.9%	8.4%	6.8%
Income tax expense	-2.0%	-1.5%	-1.1%
Profit for the year from continuing operations	8.9%	6.9%	5.7%
Profit after tax from discontinued operations	0.1%	0.0%	0.0%
Profit for the year	9.0%	6.9%	5.7%
Attributable to:
Equity holders of the Parent	6.9%	5.3%	4.2%
Non-controlling interests	2.1%	1.6%	1.5%

2012 compared to 2011

Net revenue was Rmb 13,449.5 million in 2012 (US$2,144.4 million), a decrease of 12.9% compared with Rmb 15,444.4 million in 2011. The total number of diesel engines sold by Yuchai in 2012 was 431,350 units compared with 510,777 units in 2011, a decrease of 79,427 units, or 15.6%. This reduction was mainly due to continued weaker demand in the commercial vehicle market in China.

Cost of goods sold was Rmb 10,569.6 million (US$1,685.2 million) in 2012, a decrease of 11.9% from Rmb 12,002.1 million in 2011, and an increase of 0.9 percentage points as a percentage of net revenues to 78.6% from 77.7% in 2011. Cost of materials consumed was Rmb 9,477.8 million in 2012, a decrease of 13.6% from Rmb 10,975.1 million in 2011. This was 70.5% of net revenue compared with 71.1% in 2011. Factory overheads (which do not include depreciation and direct labor) were Rmb 528.9 million in 2012, an increase of 6.5% from 496.6 million in 2011. This was 3.9% of net revenue compared with 3.2% in 2011. Depreciation and amortization was Rmb 254.5 million in 2012, an increase of 8.5% from Rmb 234.5 million in 2011. This was 1.9% of net revenue compared with 1.5% in 2011.

Gross profit was Rmb 2,879.9 million (US$459.2 million) in 2012 compared with Rmb 3,442.3 million in 2011. Gross profit margin was 21.4% in 2012 as compared with 22.3% in 2011. The lower gross margin was primarily attributable to a shift in the sales mix to more light-duty engines, which have lower gross profit margins as compared to medium- and heavy-duty engines.

Other income, net was Rmb 132.4 million (US$21.1 million) in 2012, an increase of Rmb 59.3 million from Rmb 73.1 million in 2011. This increase was mainly due to higher income from bank deposits. The main sources of other income in 2012 were (i) interest income of Rmb 99.7 million and (ii) government grant income of Rmb 28.5 million.

Research and development (“R&D”) expenses were Rmb 373.7 million (US$ 59.6 million) in 2012 compared with Rmb 328.1 million in 2011, representing a 13.9% increase. As a percentage of net revenue, R&D spending was 2.8% and 2.1% of net revenue, respectively, for 2012 and 2011. The increase in R&D expenses was mainly due to the development of both new engine products such as YC4S, YCYC6MJ and YC6L and continuing development and testing of National V and VI compliant products, as well as continuing development of natural gas engines for use in both CNG and LNG applications.

Selling, general & administrative (“SG&A”) expenses were Rmb 1,475.0 million (US$235.2 million) in 2012, down from Rmb 1,652.1 million in 2011, a decrease of 10.7%. As a percentage of net revenue, SG&A expenses were 11.0% and 10.7%, respectively, for 2012 and 2011. The increase of 0.3 percentage points was due mainly to lower sales volume. Warranty expenses were Rmb 322.4 million in 2012 compared with Rmb 401.9 million in 2011. These were 2.4% and 2.6% of net revenue, respectively, for 2012 and 2011. Advertising expenses were Rmb 43.4 million in 2012 compared with Rmb 58.7 million in 2011. As a percentage of net revenue, these were 0.3% and 0.4%, respectively, for 2012 and 2011. Sales commission expenses were Rmb 63.8 million in 2012 compared with Rmb 113.3 million in 2011. As a percentage of net revenue, these were 0.5% and 0.7%, respectively, for 2012 and 2011. Lower sales commission expenses corresponded to lower sales volume.

As a result, profit from operations decreased to Rmb 1,163.5 million (US$185.5 million) in 2012 from Rmb 1,535.1 million in 2011. This decrease was mainly due to lower gross profit. The operating margin was 8.6% in 2012 compared with 9.9% in 2011.

Finance costs were Rmb 213.0 million (US$34.0 million) in 2012 compared with Rmb 156.2 million in 2011. The increase in finance costs was due to increased average borrowings required for existing capital expenditure commitments and working capital. In 2012, Yuchai issued a total of Rmb 1.0 billion of STFBs, which mature in 2013, as compared to Rmb 2.4 billion issued in 2011, which matured and were repaid during 2012. The remaining funding requirements in 2012 were fulfilled by a mix of financing instruments, such as bills discounting and other short-term loans.

Profit before tax from continuing operations was Rmb 913.6 million (US$145.7 million) in 2012, as compared with Rmb 1,299.3 million in 2011.

Income tax expense in 2012 was Rmb 142.2 million (US$22.7 million) in 2012 compared with Rmb 226.8 million in 2011. Our effective tax rates were 15.6% and 17.5%, for 2012 and 2011, respectively.

As a result of the foregoing factors, profit for the year from continuing operations was Rmb 771.3 million (US$123.0 million) in 2012 compared with Rmb 1,072.5 million in 2011, representing a decrease of 28.1%.

Profit for the year of Rmb 771.3 million (US$123.0 million) in 2012 as compared with Rmb 1,072.5 million in 2011, representing a decrease of 28.1%.

Profit attributable to us was Rmb 567.3 million (US$90.5 million) in 2012 compared with Rmb 818.5 million in 2011, representing a decrease of 30.7%. Profit attributable to non-controlling interests was Rmb 204.0 million (US$32.5 million) in 2012 compared to 254.0 million in 2011, representing a decrease of 19.7%.

2011 compared to 2010

Net revenue decreased by 4.7% to Rmb 15,444.4 million in 2011 compared to Rmb 16,208.2 million in 2010. Overall unit sales in 2011 (510,777 units) was lower than 2010 (551,592 units) by 7.4%. The decrease in revenue was primarily due to lower unit volume and a change in sales mix.

Cost of goods sold decreased by 1.6% to Rmb 12,002.1 million from Rmb 12,199.3 million in 2010, and increased by 2.4 percentage points as a percentage of net revenues to 77.7% from 75.3% in 2010. Cost of materials consumed included in costs of goods sold decreased by 2.3% to Rmb 10,975.1 million from Rmb 11,230.6 million in 2010, while cost of materials consumed as a percentage of net revenue increased to 71.1% from 69.3% in 2010. Factory overheads (which do not include depreciation and direct labor) included in cost of goods sold decreased by 9.0% to Rmb 496.6 million from Rmb 546.0 million in 2010, due to lower volume. Factory overheads as a percentage of net revenue decreased to 3.2% from 3.4% for 2010. Depreciation and amortization increased to Rmb 234.5 million from Rmb 193.5 million in 2010. Depreciation as a percentage of net revenue increased to 1.5% from 1.2% in 2010.

Gross profit decreased by 14.1% to Rmb 3,442.3 million from Rmb 4,008.9 million in 2010. Gross profit margin (gross profit divided by net revenue) decreased to 22.3% compared to 24.7% in 2010. The decrease in gross profit margin was due to a change in sales mix, as we responded to the softening market by selling more light-duty engines in 2011 which have lower gross margin than medium-duty and heavy-duty engines.

Other income, net decreased to Rmb 73.1 million from Rmb 87.6 million in 2010. The main sources of other income in 2011 were (i) interest income of Rmb 53.2 million; (ii) exchange gain of Rmb 1.6 million; (iii) government grant income of Rmb 18.4 million; (iv) fair value loss of Rmb 5.1 million; and (v) gain on disposal of investment property of Rmb 5.9 million.

SG&A expenses (excluding research and development) decreased by 9.4% to Rmb 1,652.1 from Rmb 1,822.8 million in 2010. As a percentage of net revenue, SG&A expenses (excluding research and development) were 10.7% and 11.2%, respectively for 2011 and 2010. The decrease of 0.5 percentage point was due mainly to lower sales commissions and product warranty expenses as a result of lower sales quantities in 2011.

We continued to deploy more expenditure towards the research and development of low emission, high fuel efficient engines, incurring Rmb 328.1 million compared to Rmb 324.1 million in 2010. This represented a 1.2% increase year-over-year. As a percentage of net revenue, research and development spending was 2.1% and 2.0% of net revenue, respectively for 2011 and 2010. We believe that investments in these activities will better position us for future growth and contribute to the Chinese government’s environmental initiatives.

Advertising expenses included in SG&A increased by 16.9% to Rmb 58.7 million from Rmb 50.2 million in 2010. As a percentage of net revenue, the advertising expenses were at 0.4% and 0.3%, respectively for 2011 and 2010.

Sales commission expenses included in SG&A expenses decreased by 29.3% to Rmb 113.3 million from Rmb 160.3 million in 2010. Sales commission expenses as a percentage of net revenue were 0.7% and 1.0%, respectively for 2011 and 2010. Lower sales commission expenses corresponded with the lower sales in 2011.

Staff costs as a percentage of net revenue were 7.2% and 7.5%, respectively for 2011 and 2010. The reduction of 0.3 percentage points corresponded with the lower bonus and salary costs as a result of lower sales quantity and profitability for 2011.

As a result, profits from operations decreased to Rmb 1,535.1 million from Rmb 1,949.7 million in 2010.

Finance costs in 2011 were Rmb 156.2 million, compared with Rmb 130.4 million in 2010. In 2011, there was a tightening of monetary policy in China resulting in higher finance costs. We managed to reduce the effect of this trend by issuing short term financing bonds at more favorable interest rates than bill discounting.

Profit before tax from continuing operations in 2011 was Rmb 1,299.3 million, as compared to Rmb 1,765.2 million in 2010.

Income tax expense in 2011 was Rmb 226.8 million, compared to income tax expense of Rmb 327.9 million in 2010. Our effective tax rates were 17.5% and 18.6% for 2011 and 2010 respectively.

As a result of the foregoing factors, profit for the year from continuing operations was Rmb 1,072.5 million in 2011 compared to Rmb 1,437.3 million in 2010.

Profit for the year of Rmb 1,072.5 million was 26.0% lower than 2010 of Rmb 1,449.9 million.

Profit attributable to us is Rmb 818.5 million in 2011 compared to Rmb 1,117.3 million in 2010, representing a decrease of 26.7%. Profit attributable to non-controlling interests was Rmb 254.0 million in 2011 compared to Rmb 332.6 million in 2010.

Inflation

The general annual inflation rate in China was approximately 5.4% and 2.7% in 2011 and 2012, respectively, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Liquidity and Capital Resources

Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our revenues are substantially generated by Yuchai and its subsidiaries, our Chinese operating companies, and are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service related foreign exchange transactions; however, it is not currently freely convertible under the “capital account” which includes, among other things, foreign direct investment and overseas borrowings by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of the State Administration for Foreign Exchange. As a result, there is no material restriction on the ability of the Chinese subsidiaries to transfer funds to Yuchai. However, certain funds transfers from Yuchai to us may be subject to the approval of State Administration for Foreign Exchange.

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

As of December 31, 2012, we had approximately Rmb 3,157.0 (US$503.4 million) in cash and cash equivalents on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our working capital and trade accounts receivable requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank borrowings, issuance of STFBs, discounting of bills receivable, accounts receivable factoring or other financing activities by Yuchai and us. Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis. In addition, we have obtained credit facilities from certain banks in Singapore.

As of December 31, 2012, we had outstanding borrowings of Rmb 2,450.7 million (US$390.7 million), including Yuchai’s borrowings of Rmb 2,399.3 million (US$382.5 million).

The decrease of borrowings during 2012 by Rmb 1,246.0 million (US$198.7 million) from Rmb 3,696.7 million as of December 31, 2011 was mainly due to the repayment of Rmb 2.4 billion STFBs which matured in 2012, and partially offset by the issuance of Rmb 1.0 billion STFBs by Yuchai in 2012.

STFBs issued by Yuchai during 2011 and repaid upon maturity during 2012 were as follows:

•

On March 10, 2011, we announced that Yuchai had received approval from NAFMII for the issuance of RMB-denominated unsecured STFBs amounting to Rmb 1.7 billion. The bonds were issued in two tranches. The first tranche of the bonds amounting to Rmb 1.0 billion was issued on March 9, 2011 and matured on March 9, 2012. The first tranche of the bonds bore a fixed annual interest rate of 4.59%. The second tranche of the bonds amounting to Rmb 700 million was issued on July 22, 2011 and matured on July 22, 2012. The second tranche of the bonds bore a fixed annual interest rate of 5.65%. All the proceeds from the issuance of the bonds were used by Yuchai as working capital.

•

On November 22, 2011, we announced that Yuchai had received approval from NAFMII for the issuance of RMB-denominated unsecured STFBs amounting to Rmb 690 million. The bonds were issued on November 22, 2011 and matured on November 23, 2012. The bonds bore a fixed annual interest rate of 5.77%. All the proceeds from the issuance of the bonds were used by Yuchai as working capital.

STFBs issued by Yuchai during 2012 which will mature in 2013 were as follows:

•

On August 28, 2012 we announced that Yuchai had received approval from NAFMII for the issuance of RMB-denominated unsecured STFBs amounting to Rmb 1 billion. The bonds were issued on August 28, 2012 and will mature on August 29, 2013. The bonds bear a fixed annual interest rate of 4.45%, and all the proceeds from the issuance of the bonds are to be used by Yuchai as working capital.

In addition, we have other credit facilities granted by banks in Singapore as follows:

•

On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for an aggregate of US$40.0 million to refinance the S$60.0 million facility from another bank that matured on July 26, 2007. The facility was for a period of three years from the date of the facility agreement and was utilized by us to finance our long-term general working capital requirements. The terms of the facility required, among other things, that Hong Leong Asia retained ownership of the special share and that we remained a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawn down on the US$40.0 million facility. On March 25, 2010, we entered into a supplemental agreement with the bank to refinance the existing US$40.0 million credit facility that matured on March 30, 2010. The new unsecured, multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for one-year duration. The financial covenant with respect to our consolidated tangible net worth as at June 30 and December 31 of each year was revised from not less than US$120 million to not less than US$200 million, but the other terms remained similar. On March 18, 2011, we entered into an agreement on similar terms with the bank to refinance the existing US$30.0 million credit facility that matured on March 25, 2011. This unsecured multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a three-year duration.

•

On March 20, 2008, we entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch, to refinance the existing US$25.0 million credit facility which matured on March 20, 2009. The unsecured, multi-currency revolving credit facility had a committed aggregate value of S$21.5 million with one-year duration. The facility was used to finance our long-term general working capital requirements. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year, not being less than US$120 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the bank for a committed aggregate value of S$16.5 million with one-year duration. On March 17, 2010, we entered into a one-year facility agreement with the bank on similar terms to refinance the existing S$16.5 million credit facility that matured on March 19, 2010. On March 11, 2011 we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2011. The new unsecured multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a three-year duration.

•

On August 21, 2009, we entered into a new short-term loan agreement for up to S$50 million for a 12-month duration with DBS Bank Ltd. of Singapore, to refinance our existing bridging credit facility with the bank which expired on September 4, 2009. The facility was used to finance our long-term general working capital requirements. The terms of the facility included certain financial covenants as well as negative pledge and default provisions. On September 1, 2010, we entered into a new short term loan agreement with the bank for up to S$10 million with a 12-month duration. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 1.0 times. On November 10, 2011, we entered into a three year revolving credit facility agreement with the bank with a committed aggregate value of S$30.0 million. This arrangement is used to finance our general working capital requirements.

Yuchai’s unutilized facilities amounted to Rmb 3,662.7 million (US$584.0 million) as of December 31, 2012. We believe that should there be a need for further loans from banks, Yuchai could seek to borrow additional amounts through its established banking relationships with a number of domestic Chinese banks or to obtain financing from the discounting of bills receivable or factoring of accounts receivables. However, no assurance can be given that such additional borrowings would be approved by such banks.

Additionally, in 2012, Yuchai received approval from its board of directors and shareholders to issue medium-term notes amounting to Rmb 1.6 billion with a term of three years. This issuance has been registered with and approved by NAFMII. The validity period of NAFMII’s approval is two years subject to certain conditions being met. The exact timing of the issuance of the medium-term notes by Yuchai is dependent on its working capital requirements and the prevailing interest rate environment.

The following table summarises the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
	(in thousands)
Net cash from/(used in) operating activities	1,464,964	(1,762,386)	1,512,192	241,106
Net cash used in investing activities	(386,041)	(523,239)	(506,135)	(80,698)
Net cash (used in)/from financing activities	(666,628)	2,357,951	(2,010,937)	(320,625)
Effect of foreign currency exchange on cash and cash equivalents	(9,286)	(8,540)	7,706	1,228

Net increase/(decrease) in cash and cash equivalents	403,009	63,786	(997,174)	(158,989)

In 2012, net cash from operating activities was inflow of Rmb 1,512.2 million (US$241.1 million), as compared to net cash outflow of Rmb 1,762.4 million in 2011. The increase was because there was no significant movement in working capital in 2012 as compared to 2011. In 2011, the bills receivables increased significantly because we reduced bills discounting activity due to the increase in the cost of bills discounting compared to 2010. In 2011, net cash from operating activities was an outflow of Rmb 1,762.4 million, a decrease of Rmb 3,227.4 million in 2011 compared to 2010. The decrease was mainly caused by an increase in bills receivable due to reduction in bills discounting activity in 2011, when the cost of bills discounting became unfavorable in China. In 2010, the net cash from operating was an inflow of Rmb 1,465.0 million. This was a result of profit generated in 2010.

In 2012, net cash used in investing activities was an outflow of Rmb 506.1 million (US$80.7 million), a decrease of Rmb 17.1 million (US$2.7 million) from 2011. This was mainly due to cash utilized for the purchase of property, plant and equipment of Rmb 643.4 million offset by the proceeds from interest income, government grants and the disposal of subsidiaries. In 2011, net cash used in investing activities was Rmb 523.2 million, an increase of Rmb 137.2 million in 2011 compared to 2010. This was mainly due to cash utilized for the purchase of property, plant and equipment of Rmb 807.3 million, offset by the proceeds from interest income, government grant and disposals of property, plant and equipment.

In 2012, net cash used in financing activities was an outflow of Rmb 2,010.9 million (US$320.6 million). This was mainly repayment of STFBs issued in 2011 of Rmb 2.4 billion and a lower issuance amount of STFBs of Rmb 1.0 billion in 2012. In 2011, net cash from financing activities increased by Rmb 3,024.6 million in 2011 compared to 2010, which was a result of the issuance of Rmb 2.4 billion of STFBs in 2011 by Yuchai.

Other than with respect to the application of cash generated from operations for capital expenditures and dividend payments, we do not have a formal cash management policy.

Our working capital as of December 31, 2012 was Rmb 2,815.2 million (US$448.9 million) compared to Rmb 2,670.4 million as of December 31, 2011.

As of December 31, 2012, we had long-term debt totaling Rmb 111.4 million (US$17.8 million) and current debt totaling Rmb 2,339.3 million (US$373.0 million).

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt (1)	2,459.2	2,459.2	—	—	—
Long-term debt (1)	116.7	—	116.7	—	—
Purchase obligations regarding capital expenditures(2)	896.2	896.2	—	—	—
Operating lease commitments	17.7	12.0	5.7	—	—

Total	3,489.8	3,367.4	122.4	—	—

(1)	Includes contractual interest payments
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were Rmb 644.3 million, Rmb 931.8 million and Rmb 736.7 million (US$117.5 million) in 2010, 2011 and 2012, respectively. These expenditures are primarily used for upgrading existing facilities and building new facilities. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai and us.

Capital expenditures for upgrading of existing facilities are used to improve production flow, improve safety measures, improve testing capability, improve environment control, increase warehousing capacity and other routine upgrading and replacement. Capital expenditures for building new facilities are part of Yuchai’s ongoing efforts to develop new products and improve the quality of existing products.

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2012, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of Rmb 896.2 million (US$142.9 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2011 and 2012, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of Rmb 162.4 million and Rmb 35.7 million (US$5.7 million), respectively.

As of December 31, 2011 and 2012, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 1,058.5 million and Rmb 828.9 million (US$132.2 million), respectively. As of December 31, 2011 and 2012, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation totaled Rmb 874.3 million and Rmb 567.1 million (US$90.4 million), respectively. Management has assessed the fair value of the recourse obligation arising from these discounted bank bills and endorsed bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.

Research and Development

See “Item 4. Information on the Company — Research and Development.”

Recently Issued Accounting Standards —

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they are effective.

IAS 1 Presentation of Items of Other Comprehensive Income — Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings) would be presented separately from items that will never be reclassified (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets). The amendment affects presentation only and has no impact on the Group’s financial position or performance. The amendment is effective for annual periods beginning on or after July 1, 2012, and will therefore be applied in the Group’s first annual report after becoming effective.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amended standard will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment has no impact on the Group.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard is effective for annual periods beginning on or after January 1, 2013. The amendment has no impact on the Group.

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off.” The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s financial position or performance and are effective for annual periods beginning on or after January 1, 2014.

IFRS 1 Government Loans – Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRS. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendment is effective for annual periods on or after January 1, 2013. The amendment has no impact on the Group.

IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact the Group’s financial position or performance and are effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Group.

This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The amendment has no impact on the Group. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on the Group’s financial position or performance. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. No material impact is expected. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity, during the production phase of the mine. The interpretation addresses the accounting for the benefit from the stripping activity. The interpretation is effective for annual periods beginning on or after January 1, 2013. The new interpretation will not have an impact on the Group.

Amendments to IFRS 10 IFRS 12 and IAS 27 Investment Entities

These amendments apply to a particular class of businesses that qualify as investment entities. The amendments provide an exception to the consolidation requirements in IFRS 10 and require entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendments also set out disclosure requirements for investment entities. These amendments are effective for annual periods beginning on or after January 1, 2014.

Annual Improvements May 2012

These improvements will not have an impact on the Group, but include:

IFRS 1 First-time Adoption of International Financial Reporting Standards

This improvement clarifies that an entity that stopped applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never stopped applying IFRS.

IAS 1 Presentation of Financial Statements

This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

IAS 16 Property Plant and Equipment

This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32 Financial Instruments, Presentation

This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Reporting

The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

These improvements are effective for annual periods beginning on or after January 1, 2013.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Bye-laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of March 8, 2013, there are nine members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck, Benny Goh and Hoh Weng Ming as its nominees. Mr. Yan Ping and Mr. Han Yi Yong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
GOH H Benny (1)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
YAN Ping(1)	Director	2012
WU Qi Wei(1)	Alternate Director to YAN Ping	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
TAN Aik-Leang (1)(3)	Director	2005
Matthew RICHARDS (2)(3)	Director	2006
HOH Weng Ming (1)(4)	Director	2011
HAN Yi Yong (1)	Director	2010
LEONG Kok Ho	Chief Financial Officer	2012
FOO Shing Mei Deborah	General Counsel	2007
Ira Stuart OUTERBRIDGE III	Secretary	2001

Mr. Yuen Francis and Ms. Wang Hong resigned as directors of the Company on January 15, 2013 and November 28, 2012, respectively.

Mr. Yan Ping was appointed as a director of the Company on November 28, 2012 and Mr Wu Qi Wei was appointed by Mr Yan to be his alternate director on the same date.

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.

Mr. Goh H Benny was appointed President and a Director of the Company on September 14, 2011. He is also the Deputy Chairman of Yuchai. Mr. Goh has extensive experience in management, strategy and business turnarounds in the international arena. Mr. Goh was previously the Vice President & Managing Director for Ingersoll Rand’s North Asia Climate Solutions business; and his career included stints with Trane Commercial Systems Asia, Ernst & Young and A.T. Kearney. Mr. Goh earned an MBA from the Harvard Graduate School of Business Administration in 1995 and an MA in physics from Oxford University in the United Kingdom in 1988. He also holds a Bachelor of Arts degree in Physics (Hons) from Oxford University, UK.

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

Mr. Yan Ping is a Director of the Company and the Chairman of the Board of Directors of Yuchai. He is also the Chairman of the State Holding Company. The State Holding Company which is owned by the City Government of Yulin in Guangxi Zhuang Autonomous Region, China, is a 22.1% shareholder in Yuchai. Prior to his above appointments, Mr. Yan held various China-government related positions, including as Deputy Secretary-General of the Yulin Municipal Government, as Director of the Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou-Shenzhen Railway Company, Ltd. Mr. Yan holds a Bachelor of Engineering Degree from Dalian Railway College and a Masters degree in Statistics from the Dongbei University of Finance and Economics.

Mr. Wu Qi Wei is an Alternate Director of the Company to Mr. Yan Ping and the General Manager and a director of Yuchai. He previously served as one of the Deputy General Managers of Yuchai and was in charge of sales and marketing. He holds a Bachelor of Engineering Degree from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is the Managing Director of Octagon Advisors (Shanghai) Co. Ltd and a managing director of Octagon Advisors Pte. Ltd., a financial advisory firm in Singapore. Between 1976 and January 2005, he held various senior managerial positions with companies in the Development Bank of Singapore group and United Overseas Bank Ltd. Mr. Neo is currently a director of Sing-Han Management Consulting (Shanghai) Limited, Asia Airfreight Terminal Co Ltd, Value Partners Goldstate Fund Management Co Ltd, Sing-Han International Financial Services Limited, Aurealis Investment Ltd, EMEX Holding Ltd and Credit China Holdings Limited, which is listed on the Hong Kong Stock Exchange. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

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

Mr. Han Yi Yong is a Director of the Company and Yuchai. He is also the Chairman and a director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s Degree in Vehicle Engineering from the Shandong University of Technology and a Master’s Degree in Power Machinery and Engineering from Guangxi University.

Mr. Hoh Weng Ming was appointed a Director of the Company on November 11, 2011 when he assumed the role of Chief Financial Officer of Hong Leong Asia. He was the Chief Financial Officer of the Company from May 1, 2008 to November 10, 2011. He is also a Director of Yuchai and HLGE with effect from December 26, 2008 and February 16, 2011, respectively. Mr. Hoh has more than 25 years of working experience in accounting and financial management positions with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various finance roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd. and CYI, both subsidiaries of Hong Leong Asia. Previously, he held the position of Financial Controller of the Company from 2002 to 2003. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Mr. Leong Kok Ho was appointed Chief Financial Officer of the Company on January 9, 2012. Mr. Leong’s previous positions were regional commercial manager for Parker Drilling Co. a NASDAQ-listed company, Chief Financial Officer of KS Energy Services Limited, a company listed on the Main Board of the Singapore Exchange and Finance and Operation Manager for the Kuok Group of companies in China. Mr Leong holds a Bachelor of Accountancy from the National University of Singapore and an MBA from the University of Southern Queensland in Australia in 1999. He is a Certified Public Accountant (CPA) of Singapore and a Fellow Certified Public Accountant (FCPA) of Singapore.

Ms. Foo Shing Mei Deborah was appointed General Counsel of the Company with effect from December 10, 2007. Ms. Foo has more than 15 years’ of commercial and corporate experience gained from various in-house positions in Singapore and Hong Kong. Prior to joining the Company, she held the positions of Vice President of Group Legal and Company Secretary at NASDAQ-listed Pacific Internet Limited. She holds a BA (Hons) in Law and History from the University of Keele, UK and a Masters of Law Degree in Commercial and Corporate law from the University of London, UK. She is a Barrister-at-Law (Middle Temple) and is admitted as an Advocate and Solicitor in Singapore.

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

Directors and Executive Officers of Yuchai

According to Yuchai’s Articles of Association, the Board of Directors of Yuchai shall consist of 13 members. Currently, there are 13 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s board of directors has been reconstituted with the Company entitled to elect nine of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us.

Pursuant to the Shareholders Agreement and our Bye-laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of March 8, 2013 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
YAN Ping (1)	Chairman of the Board of Directors	2005
GOH H Benny (1)	Deputy Chairman of the Board of Directors	2011
WU Qiwei (2)	Director and General Manager	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
TAN Aik-Leang (1)	Independent Director	2005
ZHANG Xiaoyu	Independent Director	2013

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)	Director	2008
GAO Jia Lin	Director	2013
QIN Xiaohong	Director and Chief Accountant	2007
HAN Yi Yong (1)	Director and Company Secretary	2010
GU Tangsheng	Director	2005
TAY Hui Boon Kelly (3)	Financial Controller seconded to Yuchai	2008
LAI Tak Chuen Kelvin (3)	Chief Business Controller	2011
LIU Hung Derek (3)	Deputy General Manager	2012
CHEN Ningbin	Deputy General Manager	2011
ZHONG Yu Wei	Deputy General Manager	2010
WANG Limin	Deputy General Manager	2013
LIANG Qinyan	Deputy General Manager	2009
LIN Zhiqiang	General Engineer	2011

Mr. Yuen Kin Pheng Francis resigned as a Director of Yuchai on January 24, 2013.

Mr. Zhang Xiaoyu and Mr. Gao Jia Lin were appointed Directors of Yuchai on January 1, 2013 and February 25, 2013, respectively.

Mr. Ning Xinyong resigned as a Deputy General Manager of Yuchai on January 1, 2013.

Mr. Wang Limin was appointed as a Deputy General Manager of Yuchai on January 1, 2013.

(1)	Also a Director of the Company.
(2)	Also an Alternate Director of the Company to Mr. Yan Ping.
(3)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Yan Ping, Gan Khai Choon, Neo Poh Kiat, Kwek Leng Peck, Tan Aik-Leang, Goh Heng Heng Benny, Hoh Weng Ming and Han Yi Yong, see “ — Directors and Senior Management of the Company.”

Mr. Wu Qi Wei is the General Manager and a director of Yuchai and an Alternate Director of the Company to Mr. Yan Ping. He previously served as one of the Deputy General Managers of Yuchai and was in charge of sales and marketing. He holds a Bachelor of Engineering Degree from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

Mr. Zhang Xiaoyu was appointed an Independent Director of Yuchai on January 1, 2013. He is currently the Honorary Chairman of the China Association of Automobile Manufacturers and the China Association for Science and Technology as well as the Chairman of the Society of Automotive Engineers of China and Deputy Chairman of the China Machinery Industry Federation. He is also an independent director of Xiamen King Long Motor Group Company Limited and Chongqing Zongshen Power Machinery Company Limited. He graduated from Tsinghua University with a degree in automotive engineering and has attained the status of senior professional engineer.

Mr. Gao Jia Lin was appointed a Director of Yuchai on February 25, 2013. He was formerly the Deputy-Chairman of Yuchai. He joined Hong Leong China in 1992 and served as the Senior Vice President of Hong Leong Asia, China Operation until his retirement in November 2008. He has a mechanical engineering degree from Tsinghua University.

Ms. Qin Xiao Hong is the Chief Accountant of Yuchai. She joined Yuchai in 1990 and was made Chief Accountant in July 2007. She holds a Bachelor’s degree in Auditing from Nanjing Auditing Institute.

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

Mr. Lai Tak Chuen Kelvin was appointed Vice President of Operations of the Company on June 7, 2010. He was appointed Chief Business Officer of Yuchai on March 11, 2011. Mr. Lai holds a Bachelor of Business Administration in Management from the Open University of Hong Kong as well as a Postgraduate Certificate in Engineering Business Management from the University of Warwick, UK. He worked for 10 years as a marine engineer on ocean going vessels and later as a Port Engineer at the International Maritime Corporation. He has also worked for Rolls-Royce International Ltd in their power generation and industrial power business in China and Taiwan, and worked for Cummins Hong Kong Ltd as General Manager in their diesel engine distribution and aftermarket business.

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

Mr. Wang Limin was appointed a Deputy General Manager of Yuchai on January 1, 2013 and he holds a Bachelor’s degree in Vehicle Engineering from Hubei Automotive Industrial College.

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

Mr. Lin Zhiqiang was appointed General Engineer of Yuchai in 2011. Mr. Lin Zhiqiang is responsible for all matters relating to engine design, testing and quality control. He spent over 10 years as a technician in technology center of Yuchai. He holds a Master’s degree in Engineering Thermal Physics from Harbin Industrial University, a doctorate degree in Power Machinery and Engineering and a post-doctorate degree in Chemical Engineering and Technology from Tianjin University.

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

The Board of Directors of Yuchai shall consist of 13 directors appointed for three-year terms pursuant to Yuchai’s current Articles of Association. A total of nine directors shall be elected from nominees of holders of Foreign Shares (including at least two independent directors) and a total of four directors shall be elected from nominees of holders of State Shares and Legal Person Shares. Actions generally may be taken by a majority vote of the directors present at a meeting at which a quorum is present. Attendance of at least seven directors (four representing holders of Foreign Shares and three representing holders of State Shares or Legal Person Shares) constitutes a quorum.

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

However, although our nominees constitute a majority of the Board of Directors of Yuchai, there have, on various occasions in the past, been periods of time when no board meetings have been held, despite Yuchai’s Articles of Association requiring the Board of Directors to meet at least once every six months as well as upon repeated requests by us. Prior to the execution of the Reorganization Agreement, Yuchai’s Articles of Association provided that a quorum for a board meeting was at least five Directors, three representing holders of Foreign Shares and two representing holders of State Shares or Legal Person Shares. However, subsequent to the execution of the Reorganization Agreement, these quorum requirements have been amended in Yuchai’s new Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009. Under the new Articles, a quorum for a board meeting shall be at least seven directors, four representing holders of Foreign Shares and three representing holders of State Shares or Legal Person Shares. If the quorum cannot be met for two consecutive times, then any seven directors present shall constitute the quorum for the third meeting.

Yuchai’s management consists of a Chairman, a General Manager and several Deputy General Managers, other senior officers designated by its Board of Directors and senior managers and officers designated by us. Yuchai’s management handles daily operations and implements the corporate policies under the direction and guidance of its Board of Directors.

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 8, 2013, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes—Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement.”

Compensation

Service Fees

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

In fiscal year 2012, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company. For fiscal year 2012, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”

Share Ownership

The directors and executive officers of the Company and Yuchai do not currently own any shares of Common Stock or options to acquire any shares of Common Stock.

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2012 was approximately Rmb 59.9 million (US$9.6 million).

There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

Employees

As of December 31, 2012, 2011 and 2010, Yuchai employed approximately 11,496, 11,925 and 11,200 people, respectively, nationwide in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. For fiscal year 2012, the total annual salary and bonus paid to our and Yuchai’s employees was Rmb747.4 million (US$119.2 million).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of March 8, 2013 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 shares of Common Stock outstanding as of March 8, 2013.

Identity of Person or Group	Number	Percentage (%)
Hong Leong Asia Ltd (1)	12,998,040	34.9%
The Yulin City Government (2)	7,028,151	18.9%
Shah Capital Management (3)	2,293,248	6.2%

(1)

Information based upon a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003 December 1, 2003, October 27, 2009, October 28, 2009, August 30, 2010, May 25, 2011, June 7, 2011, August 12, 2011, August 23, 2011 and November 22, 2011. Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 12,998,040 shares of Common Stock or approximately 34.9% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited, having increased its holdings from 26.7% to 28.2% during the period from October 27, 2009 to August 30, 2010 and from 28.2% to 34.9% during the period from May 23, 2011 to November 22, 2011. See also “— Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may experience a change of control as a result of offerings of shares by our controlling shareholders” and “— The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)

Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended on June 23, 2003, July 9, 2003, August 5, 2003, December 23, 2003, March 15, 2004, February 15, 2005, April 18, 2005, August 9, 2006, September 29, 2006, February 14, 2012 and March 23, 2012. Based on Amendment No. 2 to the Schedule 13D filed by Coomber and others with the SEC on June 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, PRC. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 7,028,151 shares of the Company’s Common Stock held of record by Coomber. Based on Amendment No. 11 to the Schedule 13D filed by Coomber and others with the SEC on March 23, 2012, Goldman pledged all of its shares in Coomber to a third party in connection with a loan transaction entered into on March 19, 2012. Based on Amendment No. 12 to the Schedule 13D filed by Coomber and others with the SEC on December 18, 2012, a Deed of Release was entered into between Goldman and the third party on December 12, 2012 pursuant to which the latter released the pledge by Goldman described in Amendment No. 11.

(3)	Information based on a report on Schedule 13F filed by Shah Capital Management with the SEC on February 12, 2013 for the year ended December 31, 2012.

As of February 28, 2013, there were 24,034,768 shares of Common Stock, or 64.5% of the total number of shares of Common Stock, held of record by 20 persons with registered addresses in the United States.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 8, 2013, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2012, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services.

During fiscal year 2012, the State Holding Company charged Yuchai Rmb 26.4 million (US$4.2 million) for certain general and administrative expenses on an actual incurred basis. We believe that the expenses charged to Yuchai by the State Holding Company would not have been materially different because Yuchai could provide these services for itself at approximately the same cost. During fiscal year 2012, certain subsidiaries and affiliates of the State Holding Company supplied raw materials and delivery services to Yuchai and acted as sales agents for Yuchai’s products. The State Holding Company also purchased scraps from Yuchai. Yuchai considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. During fiscal 2012, a subsidiary of the State Holding Company purchased one of Yuchai’s subsidiaries, namely Yuchai Express Guarantee Co. Ltd, for approximately Rmb 85.8 million (US$13.7 million)

During fiscal year 2012, certain affiliates of HLA charged us Rmb 10.2 million (US$1.6 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

For further details on these transactions, please see Note 29 to our consolidated financial statements appearing elsewhere herein.

On January 30, 2013, we entered into a loan agreement with HLGE extending the loan for another year from July 2013 to July 2014. During the period from January 1, 2012 to March 8, 2013, the largest amount outstanding under the loan was S$83 million, and, as of March 8, 2013, S$75 million was outstanding under the loan. For more details, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to raise sufficient funds to pay their debt obligations to us.” We have undertaken other significant business transactions with related parties during the fiscal year ended December 31, 2012, as set forth under Note 29 to our consolidated financial statements appearing elsewhere herein.

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

Other Legal Proceedings

In 2006, Yuchai initiated a contractual claim against Shenzhen Land Transport Investment Development Co., Ltd. for a sum of Rmb 14.8 million. On November 14, 2007, the trial court ruled in favor of Yuchai. The defendant’s appeal against such ruling was heard by the appellate court on May 15, 2008. On November 10, 2009, the appellate court ruled in favor of Yuchai. The defendant requested the Supreme Court of People’s Republic of China to review the decision made by the appellate court and this decision was confirmed by the Supreme Court on 26 April, 2011. As of March 8, 2013, Yuchai had executed the court order and the sum of Rmb 14.8 million was fully repaid by the defendant.

In 2011, Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”), a subsidiary of Yuchai, initiated a contractual claim against Guangxi Yuchai Automobile Spare Parts Manufacturing Company Limited (“Qipei”) for a sum of RMB 29.2 million. On October 14, 2011, the trial court issued a judgment in favor of YAMC and ordered that Qipei should repay the outstanding payables amounting to RMB 22.0 million to YAMC. As of March 8, 2013, Yuchai has proceeded to execute the judgment and applied for an injunction to freeze the defendants’ assets prior to settlement of the judgment sum.

ITEM 9. THE OFFER AND LISTING

Since December 16, 1994, the Common Stock has been listed and traded on the NYSE under the symbol “CYD.” The Common Stock is not listed on any other exchanges within or outside the United States.

The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

Period	US$ High	US$ Low
2008	11.98	2.49
2009	17.37	3.17
2010	32.45	12.30
2011	33.50	12.63
2012	18.52	11.70

Period	US$ High	US$ Low
2011 First Quarter	32.98	23.00

Period	US$ High	US$ Low
2011 Second Quarter	33.50	17.80
2011 Third Quarter	22.73	13.17
2011 Fourth Quarter	16.93	12.63
2012 First Quarter	18.52	14.03
2012 Second Quarter	15.96	11.70
2012 Third Quarter	13.91	12.10
2012 Fourth Quarter	16.20	12.64
2013 First Quarter	18.51	14.72

Period	US$ High	US$ Low
October 2012	13.99	12.64
November 2012	15.52	13.25
December 2012	16.20	15.07
January 2013	18.51	15.72
February 2013	17.74	15.25
March 2013	16.27	14.72

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

Standard for US Domestic Listed Companies	China Yuchai International Limited’s Practice
Director Independence

• A majority of the board must consist of independent directors.	• Three of our nine directors, Messrs. Neo Poh Kiat, Tan Aik-Leang and Matthew Richards are independent within the meaning of the NYSE standards.

Standard for US Domestic Listed Companies	China Yuchai International Limited’s Practice

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

•      We are a holding company and the majority of business is done at our main subsidiary, Yuchai. Our group transactions, fees and expenses are reviewed by the Internal Audit Department of Hong Leong Asia. In addition, Yuchai maintains an independent internal audit function, and the Head of Internal Audit reports to the Audit Committee of Yuchai’s Board which approves the audit plans, reviews significant audit issues and monitors corrective actions taken by management.

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

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity—compensation plans and material revisions thereto, with limited exceptions.	• We intend to have our shareholders approve equity-compensation plans.

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

•     We adopted a Code of Business Conduct and Ethics Policy in May 2004, which was revised on December 9, 2008. A copy of the Code is posted on our internet website at http://www.cyilimited.com. We intend to promptly disclose any amendment to or waivers of the Code for directors or executive officers.

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

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$625,205 for fiscal year 2010 at our annual general meeting held on June 17, 2011 and from US$250,000 to US$593,973 for fiscal year 2011 at our annual general meeting held on June 15, 2012.

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

Yuchai, as a FIE, is permitted to retain its foreign currency earnings and maintain foreign currency accounts at designated foreign exchange banks. However, there can be no assurance that the current authorizations for FIEs to retain their foreign exchange to satisfy foreign exchange liabilities in the future will not be limited or eliminated or that Yuchai will be able to obtain sufficient foreign exchange to satisfy their foreign exchange requirements. Foreign exchange transactions under the capital account continue to be subject to limitations and require approval of SAFE, which could affect the ability of Yuchai to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the US dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the US dollar again, though there have been periods when the US dollar has appreciated against the Renminbi as well. In sum, from July 20, 2005 to December 31, 2012, the Renminbi appreciated about 24.1% against the US dollar. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

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

Furthermore, the General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. As a result, we may not be able to increase the capital contribution of our operating subsidiary, Yuchai and subsequently convert such capital contribution into Renminbi for equity investment or acquisition in China.

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

On December 10, 2009, the Chinese State Administration of Taxation issued the Circular concerning Strengthening the Administration of Enterprise Income Tax on Income Derived from Transfer of Equity of Non-resident Enterprises (“Circular 698”), which is effective retroactively to January 1, 2008. Pursuant to Circular 698, income tax may be imposed on the sale of a PRC resident enterprise by a non-resident enterprise (excluding the sale on a public securities market of the equity in a PRC resident enterprise by a non-resident enterprise, where the equity was also acquired on a public securities market by the non-resident enterprise) and, in some cases, on the sale of an offshore intermediary holding company owning a Chinese resident enterprise. If the actual tax burden in the jurisdiction of an offshore intermediary holding company being transferred is less than 12.5%, or if the jurisdiction in which the offshore intermediary holding company resides provides an income tax exemption for foreign-source income, the non-resident investor (actual controller) is required to submit to the competent Chinese tax authority relevant documents including, without limitation, equity transfer contract or agreement, the relationship between non-resident investor and the offshore intermediary holding company in respect of capital funds, operation, purchase and sale, the relationship between the offshore intermediary holding company and the Chinese resident enterprise in respect of capital funds, operation, purchase and sale. In case a non-resident investor (actual controller) makes indirect transfer of the equity of a Chinese resident enterprise in the forms including abusing organization without reasonable commercial purpose to evade the obligation of paying enterprise income tax, the competent tax authority may reconfirm the quality of the equity transfer trading in accordance with the economic substance after reporting to the State Administration of Taxation for the examination and approval to deny the existence of the offshore intermediary holding company for tax planning purposes. The tax authority can adjust the taxable income using reasonable methods, provided that the taxable income is reduced as a result of an equity transfer of a Chinese resident enterprise by a non-resident enterprise to its related parties not applying the arm’s length principle.

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

•

The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was applicable from 2001 to 2010. In 2011, the scheme was extended to 2020.

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. In 2011, Yuchai was certified as a high technology company with effect from 2011 to 2013, so it may qualify for this scheme if certain other criteria are met.

From 2008 to 2010, Yuchai was subject to the reduced corporate tax of 15% as it qualified under the Western Development Incentive Scheme. Since Yuchai operates in the Guangxi Zhuang Autonomous Region and had previously qualified under the Western Development Incentive Scheme, Yuchai believes that it still qualifies under this scheme. In addition, since 2011, Yuchai has been filing corporate tax returns at the reduced corporate tax rate of 15%, subject to final approval by the local tax authority. In the event that Yuchai is not able to qualify for any of these incentive schemes, it would be subject to corporate tax at a rate of 25% as prescribed under the CIT Law.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US Holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). The dividend is ordinary income that the US Holder must include in income when the dividend is actually or constructively received. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the shares and thereafter as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non corporate taxpayers, dividends may be taxed at the lower applicable capital gains rate provided that (1) the Common Stock is readily tradable on an established securities market in the United States, (2) the Company is not a PFIC (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the NYSE. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Company’s Common Stock.

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Additional Reporting Requirements

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. There is no ready market in China for Yuchai to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, we also have various credit facilities from banks in Singapore to fund our business expansion plan. As of December 31, 2012, we had outstanding consolidated loans of Rmb 2,450.7 million (US$390.7 million). Part of these credit facilities were denominated in Singapore dollars used mainly to invest into Singapore dollars denominated investments of TCL and HLGE. Therefore, this has provided a natural hedge for the Singapore dollars currency.

The Company is exposed to the following market risk.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investment and held-to-maturity investment and derivative financial instrument.

Interest rate risk

The primary source of the Company’s interest rate risk relates to interest-bearing bank deposits and its borrowings from banks and financial institutions and held-to-maturity investment. The interest-bearing borrowings of the Company are disclosed in Note 16, the held-to-maturity investment is disclosed in Note 19 to the financial statements. As certain rates are based on interbank offer rates, the Company is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Company, any variation in the interest rates may have a material impact on the results of the Company.

The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits, held-to-maturity investment and interest-bearing financial liabilities at December 31, 2012 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2012 of the Company would increase/decrease by Rmb 4.7 million (US$0.7 million) (2011: profit increase/decrease by Rmb 2.1 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk are primarily the Singapore dollar, the Euro, the Malaysian Ringgit, the Great British pound, the Chinese Renminbi and the United States dollar.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	Great British Pound	United States Dollar	Renminbi	Others
2011	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Other investments(1)	42,101	—	—	—	—	—
Trade and other receivables	496	2,961	—	57,230	42,849	74
Cash and cash equivalents	108,042	—	—	1,174	—	—
Financial liabilities	(48,769)	—	—	—	—	—
Trade and other payables	(41,386)	(7)	—	(38,555)	(2,046)	(20)

	60,484	2,954	—	19,849	40,803	54

	Singapore Dollar	Euro	Great British Pound	United States Dollar	Renminbi	Others
2012	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Other investments(1)	48,761	—	240,566	—	—	—
Trade and other receivables	534	133	—	23,237	40,633	444
Cash and cash equivalents	140,858	—	—	1,147	13	479
Financial liabilities	(51,422)	(5,606)	—	(271,065)	—	—
Trade and other payables	(43,498)	—	—	(34,233)	(1,336)	(114)

	95,233	(5,473)	240,566	(280,914)	39,310	809

US$	15,184	(873)	38,356	(44,789)	6,268	129

(1)

The other investments denominated in Great British pounds relate to a one-year time deposit of GBP 23.7 million made on June 11, 2012 by Yuchai at an annual interest rate of 5.584% as collateral for a one-year loan amounting to US$36.8 million at an interest rate of 4.21785%. This classification as other investment was made as the Group intends the deposit to be held until maturity, and thereafter be converted back to US dollars pursuant to a non-deliverable forward contract to purchase US$ 36.8 million at the forward exchange rate (USD/GBP) of 1.5525 for the repayment of the loan.

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2011	2012	2012
	Rmb	Rmb	US$
	(in thousands)
	Profit before tax	Profit before tax	Profit before tax
Singapore dollar	6,048	9,523	1,518
Euro	295	(547)	(87)
Great British pound	—	24,057	3,836
United States dollar	1,985	(28,091)	(4,479)
Renminbi	4,080	3,931	627

Equity price risk

The Company has investments held for trading which are quoted. The exposure to quoted instruments is limited.

A 10% increase / (decrease) in the underlying prices at the reporting date would increase / (decrease) the Company’s profit by the following amount:

	2011	2012	2012
	Rmb	Rmb	US$
	(in thousands)
Income Statement	4,052	4,876	777

The Company has invested in a company that is quoted on the Singapore Exchange, a summary of which is provided below:

	Number of Shares	Value as at December 31, 2011	Value as at December 31, 2012	Value as at December 31, 2012
		Rmb	Rmb	US$
		(in millions)	(in millions)	(in millions)
TCL	318,737,352	40.5	48.8	7.8

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

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

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

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper overrides. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate this risk.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012.

C. Remediation Measures to address Material Weakness previously identified

In 2011, our assessment identified ineffective controls over the identification and elimination of intercompany transactions and balances at Yuchai.

We implemented the following procedures to address the material weakness identified in 2011:

•	Improper identification and elimination of intercompany transactions and balances

During 2012, we designed additional procedures and tracking schedules to identify intercompany transactions and balances at Yuchai so that we have details of relevant transactions and balances during the elimination process. We implemented these procedures in the second, third and fourth quarters of 2012. This enabled our monitoring and review process to function at the appropriate levels in the consolidation and financial statements closing process thereby remediating the material weakness identified in 2011.

D. Report of Independent Registered Public Accounting Firm on internal Controls

The report of our independent registered public accounting firm on the effectiveness of the Company’s internal controls over financial reporting is included on page F-2 of this Annual Report.

E. Changes in Internal Control over Financial Reporting

We implemented additional procedures and tracking schedules relating to the identification and elimination of intercompany transactions and balances at Yuchai in the second, third and fourth quarters of 2012. Except as described above, there was no other change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. We have engaged in, and are continuing to engage in, efforts to improve our internal control over financial reporting and disclosures and procedures related to substantially all areas of our financial statements and disclosures.

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

ITEM 16B. CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics Policy in May 2004, which was revised on December 9, 2008, that is applicable to all its directors, senior management and employees. The Code of Business Conduct and Ethics Policy contain general guidelines for conducting the business of the Company. A copy of the Code of Business Conduct and Ethics Policy is posted on our internet website at http://www.cyilimited.com. Since adoption of the Company’s Code of Business Conduct and Ethics Policy, the Company has not granted any waivers or exemption therefrom.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	Audit fees	Audit—related fees	Tax fees	Others	Total
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
2011	4,187	—	—	94	4,281
2012	4,450	—	—	—	4,450

The total agreed audit fees to be billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2012 is Rmb 6.7 million.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

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

4.7	Form of indemnification agreement entered into by the Registrant with its officers and directors (filed herewith).

4.8	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.9

Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.10

Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

4.11

Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.12

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

Date: April 22, 2013

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

4.7	Form of indemnification agreement entered into by the Registrant with its officers and directors (filed herewith).

4.8	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.9

Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

4.10

Reorganization Agreement Amendment (No. 1) between the Registrant, Coomber and Yuchai, dated December 2, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on December 6, 2005 (File No. 001-13522)).

Exhibit Number	Description of Exhibit

4.11

Reorganization Agreement Amendment (No. 2) between the Registrant, Coomber and Yuchai, dated November 30, 2006 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on November 30, 2006 (File No. 001-13522)).

4.12

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
December 31, 2012

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2012

The Board of Directors and Shareholders of China Yuchai International Limited (and subsidiaries)

We have audited China Yuchai International Limited and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). China Yuchai International Limited and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, China Yuchai International Limited (and subsidiaries) maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2012

The Board of Directors and Shareholders of China Yuchai International Limited (and subsidiaries)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 of China Yuchai International Limited (and subsidiaries) and our report dated April 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Singapore

April 22, 2013

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2012

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited (and subsidiaries) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited (and subsidiaries) at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Singapore

April 22, 2013

China Yuchai International Limited

Consolidated Income Statement

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2010	31.12.2011	31.12.2012	31.12.2012
		Rmb’000	Rmb’000	Rmb’000	US$’000

Continuing operations
Sales of goods	7	16,138,580	15,378,190	13,381,025	2,133,488
Rendering of services	7	69,604	66,238	68,464	10,916

Revenue	7	16,208,184	15,444,428	13,449,489	2,144,404
Cost of sales (goods)	8.1	(12,112,215)	(11,966,496)	(10,532,463)	(1,679,310)
Cost of sales (services)		(87,038)	(35,653)	(37,142)	(5,921)

Gross profit		4,008,931	3,442,279	2,879,884	459,173
Other operating income	8.2(a)	129,075	102,403	176,409	28,126
Other operating expenses	8.2(b)	(41,447)	(29,325)	(44,059)	(7,024)
Research and development costs	8.1, 8.3	(324,123)	(328,140)	(373,732)	(59,588)
Selling, distribution and administrative costs	8.1	(1,822,764)	(1,652,129)	(1,475,038)	(235,182)

Operating profit		1,949,672	1,535,088	1,163,464	185,505
Finance costs	8.4	(130,446)	(156,174)	(213,019)	(33,964)
Share of (loss)/profit of associates	5	(121)	1,519	2,372	378
Share of results of joint ventures	6	(53,902)	(81,151)	(39,241)	(6,257)

Profit before tax from continuing operations		1,765,203	1,299,282	913,576	145,662
Income tax expense	9	(327,946)	(226,780)	(142,238)	(22,679)

Profit for the year from continuing operations		1,437,257	1,072,502	771,338	122,983

Discontinued operations
Profit after tax for the year from discontinued operations	10	12,655	—	—	—

Profit for the year		1,449,912	1,072,502	771,338	122,983

Attributable to:
Equity holders of the parent		1,117,297	818,532	567,333	90,456
Non-controlling interests		332,615	253,970	204,005	32,527

		1,449,912	1,072,502	771,338	122,983

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Income Statement (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2010	31.12.2011	31.12.2012	31.12.2012
		Rmb	Rmb	Rmb	US$

Earnings per share	11
Earnings per share for continuing operations:
- basic and diluted, profit from continuing operations attributable to ordinary equity holders of the parent		29.64	21.96	15.22	2.43

Earnings per share:
- basic and diluted, profit for the year attributable to ordinary equity holders of the parent		29.98	21.96	15.22	2.43

Weighted average number of shares:
- basic and diluted		37,267,673	37,267,673	37,267,673	37,267,673

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2010	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit for the year	1,449,912	1,072,502	771,338	122,983

Other comprehensive loss
Foreign currency translation	(22,084)	(3,112)	(9,094)	(1,450)

Other comprehensive loss for the year, net of tax	(22,084)	(3,112)	(9,094)	(1,450)

Total comprehensive income for the year, net of tax	1,427,828	1,069,390	762,244	121,533

Attributable to:
Equity holders of the parent	1,102,048	809,939	561,923	89,594
Non-controlling interests	325,780	259,451	200,321	31,939

	1,427,828	1,069,390	762,244	121,533

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2011	31.12.2012	31.12.2012
		Rmb’000	Rmb’000	US$’000

ASSETS

Non-current assets
Property, plant and equipment	12	3,748,233	4,016,593	640,411
Prepaid operating leases	13	387,839	346,568	55,257
Goodwill	14	212,636	212,636	33,903
Intangible assets	15	24,754	135,411	21,590
Investment in associates	5	38,001	2,111	337
Investment in joint ventures	6	456,745	376,520	60,033
Deferred tax assets	9	359,332	353,382	56,343
Other investments		17,284	—	—

		5,244,824	5,443,221	867,874

Current assets
Inventories	18	2,416,056	2,010,755	320,597
Trade and bills receivables	20	6,690,917	6,591,736	1,050,995
Prepayments		100,863	53,728	8,567
Other receivables	21	466,069	243,333	38,797
Prepaid operating leases	13	11,292	12,614	2,011
Other current assets	19	96,222	341,791	54,496
Cash and bank balances	22	4,124,776	3,156,999	503,356

		13,906,195	12,410,956	1,978,819
Assets classified as held for sale	23	—	69,496	11,080

		13,906,195	12,480,452	1,989,899

Total assets		19,151,019	17,923,673	2,857,773

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note		31.12.2011	31.12.2012	31.12.2012
			Rmb’000	Rmb’000	US$’000

EQUITY AND LIABILITIES

Equity
Issued capital	24		1,724,196	1,724,196	274,908
Preference shares	24		21	21	3
Statutory reserves	26		297,109	298,710	47,627
Capital reserves			2,932	2,932	467
Retained earnings			3,626,714	3,980,632	634,677
Other components of equity			(108,769)	(90,794)	(14,476)
Reserves of disposal groups classified as held for sale	23		—	(13,784)	(2,198)

Equity attributable to equity holders of the parent			5,542,203	5,901,913	941,008
Non-controlling interests			1,807,958	1,869,954	298,148

Total equity			7,350,161	7,771,867	1,239,156

Non-current liabilities
Interest-bearing loans and borrowings	16	(b)	144,883	111,422	17,765
Other liabilities	16	(a)	830	—	—
Deferred tax liabilities	9		100,739	118,552	18,902
Deferred grants	17		318,583	326,062	51,988

			565,035	556,036	88,655

Current liabilities
Trade and other payables	27		7,234,151	6,921,197	1,103,525
Interest-bearing loans and borrowings	16	(b)	3,551,848	2,339,273	372,977
Provision for taxation			142,752	57,827	9,220
Other liabilities	16	(a)	—	9,467	1,509
Provision for product warranty	28		307,072	268,006	42,731

			11,235,823	9,595,770	1,529,962

Total liabilities			11,800,858	10,151,806	1,618,617

Total equity and liabilities			19,151,019	17,923,673	2,857,773

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 24)	Preference shares (Note 24)	Statutory reserves (Note 26)	Capital reserves	Retained earnings	Reserve of disposal groups classified as held for sale	Foreign currency translation reserve	Performance shares reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2010	1,724,196	36	291,686	2,942	2,125,059	(9,661)	(74,150)	(85)	(10,692)	4,049,331	1,360,459	5,409,790

Profit for the year	—	—	—	—	1,117,297	—	—	—	—	1,117,297	332,615	1,449,912
Other comprehensive income	—	—	—	—	—	—	(15,249)	—	—	(15,249)	(6,835)	(22,084)

Total comprehensive income for the year	—	—	—	—	1,117,297	—	(15,249)	—	—	1,102,048	325,780	1,427,828
Transfer to statutory reserves	—	—	378	—	(378)	—	—	—	—	—	—	—
Dividends paid to non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	(44,631)	(44,631)
Dividends declared and paid (US$0.25 per share) (Note 25)	—	—	—	—	(63,078)	—	—	—	—	(63,078)	—	(63,078)
Liquidation of subsidiaries	—	—	—	(10)	10	—	—	—	—	—	(2,943)	(2,943)
Non-controlling interests arising from increase in share capital of subsidiaries	—	—	—	—	—	—	—	—	—	—	48,000	48,000
Conversion of NCCPS	—	(15)	—	—	—	—	—	—	—	(15)	15	—
Conversion of Series B RCPS	—	—	—	—	—	—	—	—	—	—	1,300	1,300
Realization of reserves upon disposal of assets classified as held for sale	—	—	—	—	—	9,661	—	—	—	9,661	—	9,661

At December 31, 2010	1,724,196	21	292,064	2,932	3,178,910	—	(89,399)	(85)	(10,692)	5,097,947	1,687,980	6,785,927

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 24)	Preference shares (Note 24)	Statutory reserves (Note 26)	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2011	1,724,196	21	292,064	2,932	3,178,910	(89,399)	(85)	(10,692)	5,097,947	1,687,980	6,785,927

Profit for the year	—	—	—	—	818,532	—	—	—	818,532	253,970	1,072,502
Other comprehensive income	—	—	—	—	—	(8,593)	—	—	(8,593)	5,481	(3,112)

Total comprehensive income for the year	—	—	—	—	818,532	(8,593)	—	—	809,939	259,451	1,069,390
Transfer to statutory reserves	—	—	5,045	—	(5,045)	—	—	—	—	—	—
Dividends paid to non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	(139,473)	(139,473)
Dividends declared and paid (US$1.50 per share) (Note 25)	—	—	—	—	(365,683)	—	—	—	(365,683)	—	(365,683)

At December 31, 2011	1,724,196	21	297,109	2,932	3,626,714	(97,992)	(85)	(10,692)	5,542,203	1,807,958	7,350,161

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 24)	Preference shares (Note 24)	Statutory reserves (Note 26)	Capital reserves	Retained earnings	Reserves of assets classified as held for sale	Foreign currency translation reserve	Performance shares reserve	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2012	1,724,196	21	297,109	2,932	3,626,714	—	(97,992)	(85)	—	(10,692)	5,542,203	1,807,958	7,350,161

Profit for the year	—	—	—	—	567,333	—	—	—	—	—	567,333	204,005	771,338
Other comprehensive income	—	—	—	—	—	—	(5,410)	—	—	—	(5,410)	(3,684)	(9,094)

Total comprehensive income for the year	—	—	—	—	567,333	—	(5,410)	—	—	—	561,923	200,321	762,244
Transfer to statutory reserves	—	—	1,686	—	(1,686)	—	—	—	—	—	—	—	—
Dividends paid to non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(76,510)	(76,510)
Dividends declared and paid (US$0.90 per share) (Note 25)	—	—	—	—	(211,729)	—	—	—	—	—	(211,729)	—	(211,729)
Liquidation of a subsidiary	—	—	(85)	—	—	—	—	—	—	—	(85)	—	(85)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	10,692	10,692	(64,953)	(54,261)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(925)	(925)	(1,028)	(1,953)
Transaction with non-controlling interests	—	—	—	—	—	—	—	—	(166)	—	(166)	4,166	4,000
Reserves attributable to assets classified as held for sale	—	—	—	—	—	(13,784)	13,784	—	—	—	—	—	—

At December 31, 2012	1,724,196	21	298,710	2,932	3,980,632	(13,784)	(89,618)	(85)	(166)	(925)	5,901,913	1,869,954	7,771,867

US$’000	274,908	3	47,627	467	634,677	(2,198)	(14,289)	(14)	(26)	(147)	941,008	298,148	1,239,156

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2010	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	Rmb’000	US$’000

Operating activities
Profit before tax from continuing operations	1,765,203	1,299,282	913,576	145,662
Profit before tax from discontinued operations	12,655	—	—	—

Profit before tax	1,777,858	1,299,282	913,576	145,662
Adjustments to reconcile profit before tax to net cash flows:
Allowance for doubtful debts (written back)/made (net)	(21,725)	2,343	(19,647)	(3,133)
Allowance for stock obsolescence written back	(111,763)	(12,412)	(24,026)	(3,831)
Depreciation of property, plant and equipment and investment property	275,136	301,557	335,337	53,467
Amortization of prepaid operating leases	11,004	27,286	13,148	2,096
Dividend income from held for trading investment	—	(1,656)	(3,245)	(517)
Impairment of property, plant and equipment and prepaid operating leases	1,372	252	8,026	1,280
Write-off of property, plant and equipment	2,447	159	—	—
Write-off of trade and other payables	5,249	—	—	—
Write back of impairment of investment in joint ventures	(10,936)	—	—	—
Share of net loss of associates and joint ventures	54,023	79,632	36,869	5,879
Exchange gain on financing activities	(19,975)	(1,599)	(9,932)	(1,584)
Loss on disposal of property, plant and equipment	33,670	9,830	24,623	3,926
Gain on disposal of prepaid operating leases	—	(10,678)	—	—
Gain on disposal of investment property	—	(5,908)	—	—
Gain on disposal of associates	(707)	—	—	—
(Gain)/loss on disposal of subsidiaries	(2,833)	—	9,436	1,504
Loss on disposal of other investments	261	—	498	79
Finance costs	130,446	156,174	213,019	33,964
Interest income	(61,719)	(53,159)	(99,685)	(15,894)
Profit from discontinued operations	(12,655)	—	—	—
Fair value (gain)/loss on held for trading investment	(17,123)	16,104	(8,237)	(1,313)
Fair value gain on available-for-sale investment	—	(10,983)	—	—

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2010	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	Rmb’000	US$’000

Changes in working capital
(Increase)/decrease in inventories	(409,118)	229,216	428,699	68,352
(Increase)/decrease in trade and other receivables	(1,762,932)	(2,447,246)	179,389	28,602
Increase/(decrease) in trade and other payables	1,739,923	(1,004,343)	(329,148)	(52,480)
Decrease/(increase) in balances with related parties	90,243	(13,187)	43,684	6,966
Increase in balances with holding company	(8,406)	(21)	—	—
Decrease in development properties	33,747	2,952	3,234	515

Cash flows from operating activities	1,715,487	(1,436,405)	1,715,618	273,540
Income taxes paid	(250,523)	(325,981)	(203,426)	(32,434)

Net cash flows from/(used in) operating activities	1,464,964	(1,762,386)	1,512,192	241,106

Investing activities
Acquisition/additional investment in associates and joint ventures	(191,906)	(33,295)	—	—
Dividend received from held for trading investment	—	1,656	3,245	517
Dividends received from joint ventures	1,733	10,166	10,116	1,613
Interest received	61,719	53,159	99,685	15,894
Proceeds from disposal of other investments	169	—	6,786	1,083
Payment for prepaid operating leases	(66,300)	(16,768)	(8,561)	(1,365)
Proceeds from disposal of prepaid operating leases	—	18,800	—	—
Additions of intangible asset	(13,389)	(11,365)	(108,082)	(17,233)
Proceeds from disposal of property, plant and equipment	30,410	150,139	27,440	4,375
Purchase of property, plant and equipment	(629,626)	(807,274)	(643,457)	(102,594)
Proceeds from disposal of subsidiaries, net of cash disposed	1,902	—	38,056	6,068
Proceeds from disposal of assets classified as held for sale	302,655	—	—	—
Proceeds from disposal of associates	4,000	—	—	—
Proceeds from disposal of investment property	—	40,528	—	—
Proceeds from government grants	112,592	71,015	68,637	10,944

Net cash flows used in investing activities	(386,041)	(523,239)	(506,135)	(80,698)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2010	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	Rmb’000	US$’000

Financing activities
Dividends paid to non-controlling interests	(44,631)	(139,473)	(76,510)	(12,199)
Dividends paid to equity holders of the parent	(63,078)	(365,683)	(211,729)	(33,758)
Interest paid	(146,014)	(179,802)	(231,523)	(36,914)
Payment of finance lease liabilities	(7,240)	(27,751)	—	—
Proceeds from borrowings	472,620	3,547,962	3,582,740	571,237
Repayment of borrowings	(926,275)	(477,328)	(4,835,507)	(770,980)
Capital contributions from non-controlling interests	48,000	—	4,000	638
(Placement)/withdrawal of fixed deposits pledged with banks for banking facilities	(10)	26	(240,455)	(38,338)
Acquisition of non-controlling interests in subsidiaries	—	—	(1,953)	(311)

Net cash flows (used in)/from financing activities	(666,628)	2,357,951	(2,010,937)	(320,625)

Net increase/(decrease) in cash and cash equivalents	412,295	72,326	(1,004,880)	(160,217)
Cash and cash equivalents at January 1	3,657,981	4,060,990	4,124,776	657,659
Effect of exchange rate changes on balances in foreign currencies	(9,286)	(8,540)	7,706	1,228

Cash and cash equivalents at December 31	4,060,990	4,124,776	3,127,602	498,670

Significant non-cash investing and financing transactions

For the years ended December 31, 2010, 2011 and 2012, certain customers settled their debts with trade bills amounting to Rmb 9,232 million, Rmb 13,879 million and Rmb 11,987 million respectively. These outstanding trade bills were classified as bills receivables in the financial statements.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2012 were authorized for issue in accordance with a resolution of the directors on April 22, 2013. China Yuchai International Limited is a limited company incorporated under the laws of Bermuda whose shares are publicly traded. The registered office is located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581.

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

In December 1994, the Company issued a special share (the “Special Share”) at par value of US$0.10 to Diesel Machinery (BVI) Limited (“DML”), a company controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited (“HLC”). The Special Share entitles its holder to designate the majority of the Company’s Board of Directors (six of eleven). The Special Share is not transferable except to Hong Leong Asia Ltd. (“HLA”), the holding company of HLC, or any of its affiliates. During 2002, DML transferred the Special Share to HL Technology Systems Pte. Ltd. (“HLT”), a wholly-owned subsidiary of HLC.

Yuchai established three direct subsidiaries, Yuchai Machinery Monopoly Company Limited (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) (previously known Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited) and Yuchai Express Guarantee Co., Ltd. (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion. YEGCL has no more guarantee commitments remaining at the end of 2011. As YEGCL is a non-core business of the Group, on December 27, 2012, Yuchai disposed of its entire shareholdings in YEGCL to one of the subsidiaries of State Holding Company for a consideration of Rmb 85.8 million, and resulted in a loss of Rmb 10.9 million. As at December 31, 2012, Yuchai held an equity interest of 71.83% and 97.14% respectively in YAMC and YMMC. As at December 31, 2012, YMMC had direct controlling interests in 29 subsidiaries (2011: 29 subsidiaries) which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC. During the year, one YMMC’s subsidiary was liquidated and one new subsidiary was incorporated by YMMC (See Note 4).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.2	Investment in Guangxi Yuchai Machinery Company Limited (cont’d)

In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, Fujian province in the PRC.

In December 2007, Yuchai purchased a subsidiary, Guangxi Yulin Hotel Company Limited (“Yulin Hotel Company”).

In August 2012, Yuchai established a wholly-owned subsidiary, Guangxi Yuchai Accessories Manufacturing Company Limited (“GYAMC”). Upon incorporation of GYAMC, YAMC will gradually shift the business to GYAMC.

(a)	Cooperation with Zhejiang Geely Holding Group Co. Ltd.

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd. (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to consider establishing a proposed company to develop diesel engines for passenger cars in the RPC. Yuchai was the largest shareholder followed by Geely as the second largest shareholder.

In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint entities, namely Zhejiang Yuchai Sanli Engine Company Limited (“Zhejiang Yuchai”) in Tiantai, Zhejiang province, and Jining Yuchai Engine Company Limited (“Jining Yuchai”) in Jining, Shandong province. The entities are primarily engaged in the development, production and sales of a proprietary diesel engine including the engines of 4D20 series and its parts for passenger vehicles. Yuchai is the controlling shareholder with 52% with Geely and Yinlun holding 30% and 18% shareholding respectively in both entities. These two entities have been duly incorporated.

On May 22, 2012, further to discussion between Yuchai, Geely and Yinlun, in order to streamline the operations of both joint venture companies and to ensure that Yuchai’s resources and costs are prudently allocated, a share swap agreement has been entered into between Yuchai, Geely and Yinlun such that Yuchai exits from Zhejiang Yuchai and focuses only on Jining Yuchai. The share swap involves Yuchai transferring its 52% shareholding in Zhejiang Yuchai to Yinlun, and Yinlun transferring its 18% shareholding in Jining Yuchai to Yuchai. Jining Yuchai has repaid Zhejiang Yuchai a total consideration of Rmb 24.8 million which Zhejiang Yuchai has previously paid to Zhejiang Haoqing Manufacturing Co., Ltd. in respect of development of technology for 4D20 diesel engines. Upon the completion of the share swap on June 7, 2012, Yuchai holds a 70% shareholding in Jining Yuchai with Geely maintaining its 30% shareholding in Jining Yuchai. The technology for the 4D20 diesel engines purchased from Geely will be entirely owned by Jining Yuchai. The share swap between Yuchai and Yinlun at historical cost resulted in a cash payment of Rmb 25 million from Yinlun to Yuchai. Management considers that terms and conditions of these two arrangements and their economic effects and account for these transactions as a single transaction in accordance with the relevant IFRS. The share swap transaction is considered as a disposal of a subsidiary and the gain on disposal is not material to the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.2	Investment in Guangxi Yuchai Machinery Company Limited (cont’d)

(b)	Cooperation with Caterpillar (China) Investment Co., Ltd.

On December 11, 2009, Yuchai, pursuant to a Joint Venture Agreement entered into with Caterpillar (China) Investment Co., Ltd. (“Caterpillar”), incorporated Yuchai Remanufacturing Services Co., Ltd. (“Yuchai Remanufacturing”) in Suzhou, Jiangsu province to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar’s diesel engines and components. The registered capital of the Yuchai Remanufacturing is US$200 million. Yuchai holds 51% and Caterpillar holds the remaining 49% in the joint venture. Yuchai and Caterpillar hold joint control in governing the financial and operating policies of the joint venture and Caterpillar has veto rights in relation to certain key decisions despite having only 49% voting rights. As such, Yuchai continued to account for Yuchai Remanufacturing as a joint venture.

(c)	Cooperation with Chery Automobile Co., Ltd.

On August 11, 2009, Yuchai, pursuant to a Framework Agreement entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd. (“CIMC”) and Chery Automobile Co., Ltd. (“Chery”) (collectively referred to as “CIMC-Chery”), and Shenzhen City Jiusi Investment Management Co., Ltd. (“Jiusi”), incorporated Y & C Engine Co., Ltd. (“Y & C”) in Wuhu, Anhui province to produce heavy duty vehicle engines with the displacement range from 10.5L to 14L including the engines of YC6K series. The registered capital of the Y & C is Rmb 500 million. Yuchai and Jirui United each hold 45% in the joint venture with Jiusi holding the remaining 10%.

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

On December 1, 2009, TCL announced its plan to return surplus capital of approximately S$130.6 million to shareholders by way of the Capital Reduction Exercise. Concurrently with the Capital Reduction Exercise, Venture Delta and Grace Star intend to appoint a broker to sell 550,000,000 shares out of their 898,990,352 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 1, 2009, from the date that an associate is classified as disposal group held for sale, the Group ceased to apply the equity method and the investment in TCL is measured at the lower of the carrying amount and fair value less cost to sell and classified as held for sale.

On July 7, 2010, TCL made payment of cash distribution to shareholders pursuant to the Capital Reduction Exercise. Subsequent to the cash distribution, the Company began to sell its shares in TCL in the market. As of December 31, 2010, 580,253,000 shares in TCL had been disposed of and the Company’s shareholding interest in TCL had reduced from 34.4% to 12.2%. In line with the decrease of the Company’s shareholding interest in TCL, the Company’s representation in the board of directors of TCL also reduced to one out of eight directors on the board of TCL. As of December 31, 2010, the Company did not exercise significant influence over the operating and financial policies of TCL. The Company’s investment in TCL was classified as held for trading as they were held for the purpose of selling in the near term. The Company’s investment in TCL was measured at fair value with changes in fair value recognized in other operating income/expenses in the income statement.

As of December 31, 2012, the Company’s shareholding interest in TCL remained at 12.2%. The Company’s investment in TCL was classified as held for trading, and was measured at fair value with changes in fair value recognized in other operating income/expenses in the income statement.

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

On March 26, 2010, the Company converted 17,300,000 of Series B redeemable convertible preference shares (“Series B RCPS”) into ordinary shares in the capital of HLGE. On September 24, 2010, the Company further converted 16,591,000 of Series B RCPS into ordinary shares in the capital of HLGE. Meanwhile, 154,758 of new ordinary shares were issued by HLGE arising from third parties’ conversion of NCCPS. As of December 31, 2010, the Company’s interest in HLGE increased from 45.4% to 47.4%.

On March 24, 2011, the Company converted 17,234,000 of Series B RCPS into ordinary shares in the capital of HLGE. On September 23, 2011, the Company further converted 17,915,000 of Series B RCPS into ordinary shares in the capital of HLGE. As of December 31, 2011, the Company’s interest in HLGE increased from 47.4% to 49.4%.

On January 13, 2012, HLGE established a trust known as the HL Global Enterprises Share Option Scheme 2006 Trust (the “Trust”) with Amicorp Trustees (Singapore) Limited as the trustee of the Trust (the “Trustee”) pursuant to a trust deed dated January 13, 2012 entered into between HLGE and the Trustee (the “Trust Deed”) to facilitate the implementation of the HL Global Enterprises Share Option Scheme 2006 (the “HLGE 2006 Scheme”).

On the same date, the Company transferred 24,189,170 of Series B RCPS in the capital of HLGE, representing 100% of the remaining unconverted Series B RCPS, to the Trustee for a nominal consideration of S$1.00 for the purpose of the Trust. Pursuant to the Articles of Association of HLGE, the 24,189,170 of Series B RCPS held by the Trustee were converted into 24,189,170 new ordinary shares in the capital of HLGE on January 16, 2012, and the new ordinary shares which rank pari passu in all respects with the existing issued ordinary shares, were held by the Trustee under the Trust. As disclosed in Note 3.1, the Trust, being a special purpose entity, has been consolidated in the separate and consolidated financial statements of HLGE.

On April 4, 2012, the Company converted 13,957,233 of Series A redeemable convertible preference shares (“Series A RCPS”) into ordinary shares in the capital of HLGE. As of December 31, 2012, the Company’s interest in HLGE increased from 49.4% to 50.1%, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust.

As at December 31, 2011 and 2012, four directors, including the chairman, out of eight directors on the board of HLGE were appointed by the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, held for trading investment and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in Renminbi (“Rmb”) and all values are rounded to the nearest thousand (“Rmb’000”) except when otherwise indicated.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2012.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Total comprehensive income within a subsidiary is attributed to the non-controlling interests even if it results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the carrying amount of any non-controlling interest

•	Derecognizes the cumulative translation differences recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies

(a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in either profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognized in profit or loss.

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

Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in this circumstance is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

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

Under the equity method, the investment in the associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the Group’s share of the results of operations of the associate. When there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group’s share of profit of associates is shown on the face of the income statement and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associates. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss as “Share of losses of an associate” in the income statement.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

(c)	Investments in joint ventures

The Group has an interest in a joint venture, which is a jointly controlled entity, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The arrangement requires unanimous agreement for financial and operating decisions among the venturers. The Group recognizes its interest in the joint venture using the equity method.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(c)	Investments in joint ventures (cont’d)

Under the equity method, the investment in the joint venture is carried on the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the joint venture. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the Group’s share of the results of operations of the joint venture. When there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint ventures.

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

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount in the “Share of results of joint ventures” in the income statement.

Upon loss of joint control, the Group measures and recognizes its remaining investment at its fair value. The difference between the carrying amount of the investment upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

(d)	Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(d)	Non-current assets held for sale and discontinued operations (cont’d)

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the income statement.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

(e)	Foreign currency translation

The Company’s functional currency is US Dollar. The Group’s consolidated financial statements are presented in Renminbi, which is also the functional currency of Yuchai, the largest operating segment of the Group.

Each entity in the Group determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of the hedge of the Group’s net investment of a foreign operation. These are recognized in other comprehensive income until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(e)	Foreign currency translation (cont’d)

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into Rmb at the rate of exchange prevailing at the reporting date and their income statements are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in profit or loss.

For the US Dollar convenience translation amounts included in the accompanying consolidated financial statements, the Rmb equivalent amounts have been translated into US Dollar at the rate of Rmb 6.2719 = US$1.00, the rate quoted by the People’s Bank of China (“PBOC”) at the close of business on March 8, 2013. No representation is made that the Rmb amounts could have been, or could be, converted into US Dollar at that rate or at any other rate prevailing on March 8, 2013 or any other date.

(f)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding discounts, rebates, taxes or duty. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as principal in all of its revenue arrangements. The specific recognition criteria described below must also be met before revenue is recognized:

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(f)	Revenue recognition (cont’d)

Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Rendering of services

Revenue from rendering of services relates to project management contracts and hotel room and restaurant operations. Revenue is recognized over the period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be performed.

Interest income

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available-for-sale, interest income is recorded using the effective interest rate (“EIR”). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statement.

Rental income

Rental income receivable under operating leases is recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income to be received. Contingent rentals are recognized as income in the accounting period in which they are earned.

Dividends

Dividend income from unquoted investments is recognized when the Group’s right to receive payment is established, which is generally when shareholders approve the dividend.

Dividend income from quoted investments is recognized when dividends are received.

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

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

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

Deferred tax (cont’d)

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

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

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction to goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax, except:

•

When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•	When receivables and payables are stated with the amount of sales tax included.

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

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

When the Group receives non-monetary grants, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset by equal annual installments. When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as a government grant.

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

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

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

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the income statement.

Financial assets designated upon initial recognition at fair value through profit or loss are designated at their initial recognition date and only if the criteria under IAS 39 are satisfied. The Group has designated its remaining 12.2% shareholding interest in TCL as financial assets at fair value through profit or loss.

The Group evaluates its financial assets held for trading, other than derivatives, to determine whether the intention to sell them in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets and management’s intention to sell them in the foreseeable future significantly changes, the Group may elect to reclassify them. The reclassification to loans and receivables, available-for-sale or held-to-maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation, as these instruments cannot be reclassified after initial recognition.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs for loans and in cost of sales or other operating expenses for receivables.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs.

The Group has a held-to-maturity investment amounting to Rmb 240.6 million as of December 31, 2012 (2011: Rmb Nil) (See Note 19).

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

Available-for-sale financial investments (cont’d)

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale reserve to the income statement in finance costs. Interest earned whilst holding available-for-sale financial investments is reported as interest income using the EIR method.

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

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the income statement.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Impairment of financial assets (cont’d)

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

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

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the income statement.

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

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement.

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

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

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings, financial guarantee contracts, and derivative financial instruments.

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

Gains or losses on liabilities held for trading are recognized in the income statement.

Financial liabilities designated upon initial recognition as fair value through profit and loss are designated at the initial date of recognition, and only if the criteria of IAS 39 are satisfied. The Group has designated foreign exchange forward contract at fair value through profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial liabilities (cont’d)

Subsequent measurement (cont’d)

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the income statement.

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

Financial guarantees are recognized initially at fair value and are classified as financial liabilities. Subsequent to initial measurement, the financial guarantees are stated at the higher of the initial fair value less cumulative amortization and the amount that would be recognized if they were accounted for as contingent liabilities. When financial guarantees are terminated before their original expiry date, the carrying amount of the financial guarantees is transferred to the income statement.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

•	Using recent arm’s length market transactions

•	Reference to the current fair value of another instrument that is substantially the same

•	A discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 34.

(k)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

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

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

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

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Prepaid operating lease

Prepaid operating lease represents payments made to the PRC land bureau for land use rights, which are charged to expense on a straight-line basis over the respective periods of the rights which are in the range of 15 to 50 years.

Group as a lessee

Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the income statement.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

Sale and leaseback

In accordance with IAS 17 Leases, the gain or loss on sale and operating leaseback transactions is recognized in the consolidated income statement immediately if (i) the Group does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments; and (ii) these transactions occur at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortized over the term of the lease.

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and benefits of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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

(n)	Research and development costs

Research costs are expensed as incurred. The Group received research and development subsidies of Rmb 22,090 and Rmb 37,560 (US$5,989) for the years ended December 31, 2011 and 2012 respectively.

The subsidies received are recognized as deferred income and net off against research and development expenses when earned.

Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

•	Its intention to complete and its ability to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. As of December 31, 2012, capitalized development expenditures are not amortized because the intangible asset has not been completed and available for use or sale.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(o)	Inventories

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

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in expense categories consistent with the function of the impaired asset.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(p)	Impairment of non-financial assets (cont’d)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

(q)	Cash and cash equivalents

Cash and bank balances in the statement of financial position comprise cash at banks and on hand and short-term deposits.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts and restricted cash.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(r)	Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risk specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Product warranty

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. Warranties extend for a duration (generally 12 months to 24 months) or mileage (generally 50,000 kilometers to 300,000 kilometers), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated statement of financial position. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

(s)	Convertible preference shares

Convertible preference shares are separated into liability and equity components based on the terms of the contract.

On issuance of the convertible preference shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond. This amount is classified as a financial liability measured at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible preference shares based on the allocation of proceeds to the liability and equity components when the instruments are initially recognized.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(t)	Development properties

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

(u)	Related parties

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group and Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Group or Company or of a parent of the Company.

(b)	An entity is related to the Group and the Company if any of the following conditions applies :

(i)	the entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is controlled or jointly controlled by a person identified in (a).

(vi)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(v)	Segment reporting

For management purposes, the Group is organized into operating segments based on their products and services which are independently managed by the respective segment managers responsible for the performance of the respective segments under their charge. The segment managers report directly to the management of the Company who regularly review the segment results in order to allocate resources to the segments and to assess the segment performance. Additional disclosures on each of these segments are shown in Note 31, including the factors used to identify the reportable segments and the measurement basis of segment information.

2.4	Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of January 1, 2012:

•	IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets

•	IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) – Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters

•	IFRS 7 Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements

The adoption of the standards or interpretations is described below:

IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January 1, 2012 and has been no effect on the Group’s financial position, performance or its disclosures.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) – Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters

The IASB provided guidance on how an entity should resume presenting IFRS financial statements when its functional currency ceases to be subject to hyperinflation. The amendment is effective for annual periods beginning on or after July 1, 2011. The amendment had no impact to the Group.

IFRS 7 Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about the entity’s continuing involvement in derecognized assets to enable the users to evaluate the nature of, and risks associated with, such involvement. The amendment is effective for annual periods beginning on or after July 1, 2011. The Group does not have any assets with these characteristics so there has been no effect on the presentation of its financial statements.

2.5	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings) would be presented separately from items that will never be reclassified (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets). The amendment affects presentation only and has no impact on the Group’s financial position or performance. The amendment is effective for annual periods beginning on or after July 1, 2012, and will therefore be applied in the Group’s first annual report after becoming effective.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amended standard will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment has no impact on the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard is effective for annual periods beginning on or after January 1, 2013. The amendment has no impact on the Group.

IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s financial position or performance and are effective for annual periods beginning on or after January 1, 2014.

IFRS 1 Government Loans – Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRS. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendment is effective for annual periods on or after January 1, 2013. The amendment has no impact on the Group.

IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact the Group’s financial position or performance and are effective for annual periods beginning on or after January 1, 2013.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation – Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Group.

This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The amendment has no impact on the Group.

This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on the Group’s financial position or performance. This standard is effective for annual periods beginning on or after January 1, 2013.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Investment Entities (Amendments to IFRS 10 IFRS 12 and IAS 27)

These amendments apply to a particular class of business that qualifies as investment entities. The amendments provide an exception to the consolidation requirements in IFRS 10 and require entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendments also set out disclosure requirements for investment entities. These amendments are effective for annual periods beginning on or after January 1, 2014.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. No material impact is expected. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity, during the production phase of the mine. The interpretation addresses the accounting for the benefit from the stripping activity. The interpretation is effective for annual periods beginning on or after January 1, 2013. The new interpretation will not have an impact on the Group.

Annual Improvements May 2012

These improvements will not have an impact on the Group, but include:

IFRS 1 First-time Adoption of International Financial Reporting Standards

This improvement clarifies that an entity that stopped applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never stopped applying IFRS.

IAS 1 Presentation of Financial Statements

This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

IAS 16 Property, Plant and Equipment

This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Annual Improvements May 2012 (cont’d)

IAS 32 Financial Instruments: Presentation

This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Reporting

The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

These improvements are effective for annual periods beginning on or after January 1, 2013.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

3.1	Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Operating lease commitments – Group as lessor

The Group has leased out some of its assets, including surplus office and manufacturing buildings. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a substantial portion of the economic life of the commercial property, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.

Consolidation of a special purpose entity

As disclosed in Note 1.4, HLGE established the Trust with the Trustee pursuant to the Trust Deed to facilitate the implementation of the HLGE 2006 Scheme.

Pursuant to the terms of the Trust Deed, the Trustee will, inter alia, acquire and hold existing shares in the capital of HLGE (collectively, the “Trust Shares”) for the benefit of participants who are employees of HLGE and/or its subsidiaries and who have been granted share options under the HLGE 2006 Scheme (excluding directors of HLGE and directors and employees of the HLGE’s parent company and its subsidiaries) (the “Beneficiaries”) and transfer such Trust Shares to the Beneficiaries upon the exercise of their share options under the HLGE 2006 Scheme.

HLGE will be entitled, from time to time, during the period commencing from the date of the Trust Deed and ending upon the termination of the Trust, to appoint a new trustee in substitution of the existing Trustee. HLGE is entitled to the benefit of any remaining funds, investments or assets which are placed under the control of the Trustee upon termination of the Trust. Based on the foregoing provisions, HLGE therefore consolidates the Trust as part of HLGE in its separate and consolidated financial statements. The Trust Shares are not regarded as treasury shares pursuant to the Singapore Companies Act, Chapter 50 and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. However, the Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE in accordance with the relevant IFRS.

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

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next eight years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 14.

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

Assets to be disposed of would be separately presented in the consolidated statement of financial position and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The carrying amounts of property, plant and equipment as of December 31, 2011 and 2012 are Rmb 3,748,233 and Rmb 4,016,593 (US$640,411) respectively.

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

Impairment of property, plant and equipment (cont’d)

An impairment loss of Rmb 8,026 (US$1,280) (2011: Rmb 252; 2010: Rmb 1,372) was charged to the consolidated income statement under cost of sales, selling, general and administrative expenses for the Group’s property, plants and equipment.

The impairment for 2011 and 2012 was due to assets that were not in use.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2011 and 2012 are Rmb 359,332 and Rmb 353,382 (US$56,343) respectively.

The Group has unrecognized tax loss carried forward amounting to Rmb 413,825 and Rmb 400,326 (US$63,828) as of December 31, 2011 and 2012 respectively. These losses relate to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Group. The subsidiary has no temporary taxable differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by Rmb 68,238 (US$10,880) for year ended December 31, 2012 (2011: Rmb 70,473).

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

Provision for product warranty

The Group recognizes a provision for product warranty in accordance with the accounting policy stated on Note 2.3(r). The Group has made assumptions in relation to historical warranty cost per unit of engines sold. The carrying amounts of the provision of product warranty as at December 31, 2011 and 2012 were Rmb 307,072 and Rmb 268,006 (US$42,731) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Withholding tax

The China’s Unified Enterprise Income Tax Law (“CIT law”) also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. The carrying amounts of withholding tax provision as of December 31, 2011 and 2012 are Rmb 100,284 and Rmb 118,078 (US$18,827) respectively.

The Company estimated the withholding tax by taking into consideration the dividend payment history of Yuchai and the operating cash flow needs of the Company.

Derecognition of bills receivable

The Group sells bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. This involves management assumptions relating to the transfer of risks and rewards of the bills receivable when discounted. At the time of sale of the bills receivable to the banks, the risks and rewards relating to the bills receivable are substantially transferred to the banks. Accordingly, bills receivable are derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. Please refer to Note 20.

Inventory provision

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of inventory provision as at December 31, 2011 and 2012 were Rmb 150,477 and Rmb 126,398 (US$20,153) respectively.

Accounts receivable provisions

The Group makes allowances for bad and doubtful debts based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of bad and doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of allowance for doubtful accounts as of December 31, 2011 and 2012 were Rmb 75,155 and Rmb 44,304 (US$7,064) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Development costs

Development costs are capitalized in accordance with the accounting policy in Note 2.3(n). Initial capitalization of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation from the project, discount rate to be applied and the expected period of benefits. The carrying amount of capitalized development costs as of December 31, 2011 and 2012 were Rmb 24,754 and Rmb 135,411 (US$21,590) respectively.

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2011	31.12.2012
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4

Guangxi Yulin Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	74.2	74.2

Guangxi Yuchai Machinery Monopoly Development Company Limited	People’s Republic of China	54.9	54.9

Xiamen Yuchai Diesel Engines Company Limited	People’s Republic of China	76.4	76.4

Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4

Jining Yuchai Engine Company Limited (1)	People’s Republic of China	39.7	53.5

Zhejiang Yuchai Sanli Engine Company Limited (1)	People’s Republic of China	39.7	—

HL Global Enterprises Limited (2)	Singapore	49.4	50.1

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

(1)

The Company considers these companies as subsidiaries as it is able to govern the financial and operating policies of these companies through Yuchai’s equity interest and its ability to control the companies’ equity interest. On May 22, 2012, a share swap agreement has been entered into such that Yuchai exists from Zhejiang Yuchai and focuses only on Jining Yuchai (See Note 1.2 (a)). The share swap transaction is considered as disposal of a subsidiary and the disposal was completed on June 7, 2012.

(2)

During the year, the Company converted 13,957,233 of Series A RCPS (2011: 35,149,000 of Series B RCPS) into ordinary shares in the capital of HLGE. As a result, the Company’s interest in HLGE increased to 50.1% (2011: 49.4%), based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust (See Note 1.4).

Disposal of subsidiaries

On June 7, 2012, Yuchai disposed of its 39.7% of effective equity interest in Zhejiang Yuchai, and, on December 27, 2012, Yuchai disposed of its entire shareholdings in YEGCL. The disposal considerations were settled in cash, net of liabilities and share swap (See Note 1.2).

The value of assets and liabilities of Zhejiang Yuchai and YEGCL recorded in the consolidated financial statements and the cash flow effect of the disposal were:

	31.12.2012	31.12.2012
	Rmb’000	US$’000
Property, plant and equipment	69,488	11,079
Prepaid operating leases	35,363	5,638
Deferred tax assets	5,000	797
Other receivables	86,522	13,795
Inventories	627	100
Prepayments	24,784	3,952
Premium paid for acquisition of non-controlling interests	10,692	1,705
Cash and cash equivalents	7,545	1,203

	240,021	38,269
Trade and other payables	(50,066)	(7,983)
Provision for taxation	(4,745)	(757)
Non-controlling interests	(64,953)	(10,356)

Carrying value of net assets	120,257	19,173

Loss on disposal of subsidiaries (See Note 8.2(b))	(9,436)	(1,504)

Total consideration	110,821	17,669
Cash and cash equivalents of the subsidiaries	(7,545)	(1,203)
Amount due to acquiree	(65,220)	(10,398)

Net cash inflow on disposal of subsidiaries	38,056	6,068

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Acquisition of non-controlling interests

On January 6, 2012, HLGE, through its wholly-owned subsidiary, LKN Development Pte Ltd, acquired an additional 48% of equity interest in Victory Heights Sdn Bhd (“Victory Heights”) from its non-controlling interests for a cash consideration of approximately S$1.00 (US$0.80). Following the completion of this acquisition, Victory Heights becomes a wholly-owned subsidiary of HLGE.

In May 2012, Yuchai’s subsidiary, YMMC acquired remaining 49% of equity interest in Guangzhou Tongju Commerce and Trade Company Limited (“Guangzhou Tongju”) from its non-controlling interests at an aggregate cash consideration of Rmb 1.5 million (US$0.2 million). In the same month, YMMC also acquired remaining 40% of equity interests in Shenyang Yuchai Marketing Company Limited (“Shenyang Yuchai’) from its non-controlling interests at a cash consideration of Rmb 0.4 million (US$0.1 million). Following the completion of these acquisitions, Guangzhou Tongju and Shenyang Yuchai become wholly-owned subsidiaries of YMMC.

The following summarizes the effect of the changes in the Group’s ownership interest on the equity attributable to equity holders of the parent:

	31.12.2012 Rmb’000	31.12.2012 US$’000
Consideration paid for acquisition of non-controlling interests	1,953	311
Decrease in non-controlling interests	(1,028)	(164)

Decrease in equity attributable to equity holders of the parent	925	147

Incorporation of new subsidiaries

On November 5, 2012, Xuzhou Yuchai Machinery Industry Development Co., Ltd (“Xuzhou Yuchai”) was incorporated in the PRC. YMMC and its subsidiary, Yulin Yuchai Machinery Industry Development Co., Ltd hold respectively 90% and 10% of equity interests in Xuzhou Yuchai, thereby making the latter a subsidiary of YMMC. The registered and paid-up capital of Xuzhou Yuchai of Rmb 1 million was satisfied in cash and funded through internal sources. The principal activities of Xuzhou Yuchai are those relating to the distribution and sales of spare parts of diesel engines, construction machinery, generator sets, agricultural machinery, tires, rubber products, lubricating oil and related products.

On December 28, 2012, Yulin Hotel Company has incorporated a new wholly-owned subsidiary, Guangxi Shang Lin Trading Co., Ltd (“Guangxi Shanglin”) in the PRC. The registered and paid-up capital of Guangxi Shanglin of Rmb 2 million was satisfied in cash and funded through internal sources. The principal activities of Guangxi Shanglin are those relating to food packaging, general merchandise business, wholesale and retail office supplies, etc.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Dilution of shareholdings

In July 2012, YMMC and its subsidiary, Beijing Jingdu Trade Company Limited (“Beijing Jingdu”) has disposed of their equity interests representing 30% and 10% respectively of the registered capital of YMMC’s subsidiary, Shanghai Yuchai Jidian Marketing Company Limited (“Shanghai Jidian”) to Chang Shu City Dong Feng Cars Accessories Co., Ltd (“Chang Shu”), an unrelated party, for an aggregate cash consideration of Rmb 0.8 million (US$0.1 million) at cost. Subsequently, Shanghai Jidian issued additional ordinary shares to YMMC and Chang Shu amounted to Rmb 4.8 million (US$0.8 million) and Rmb 3.2 million (US$0.5 million) respectively. After these transactions, YMMC’s equity interest in Shanghai Jidian has been reduced from 90% to 60%, Chang Shu’s equity interest in Shanghai Jidian has been increased to 40%, while Beijing Jingdu no longer has any interest in Shanghai Jidian.

The following summarizes the effect of the change in the Group’s ownership interest on the equity attributable to equity holders of the parent:

	31.12.2012 Rmb’000	31.12.2012 US$’000
Consideration paid by non-controlling interest	4,000	638
Increase in non-controlling interests	(4,166)	(664)

Decrease in equity attributable to equity holders of the parent	166	26

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates

Movement in the Group’s share of the associates’ post acquisition retained earnings is as follows:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Initial cost
At January 1	22,797	22,797	3,635
Reclassification to assets classified as held for sale (See Note 23)	—	(18,155)	(2,895)

At December 31	22,797	4,642	740

Share of post acquisition reserves
At January 1	15,813	15,204	2,424
Share of results, net of tax	1,519	2,372	378
Share of foreign currency translation	(2,128)	734	117
Reclassification to assets classified as held for sale (See Note 23)	—	(20,841)	(3,322)

At December 31	15,204	(2,531)	(403)

Investment in associates	38,001	2,111	337

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

Details of the associates are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2011	31.12.2012
			%	%
Held by subsidiaries
Scientex Park (M) Sdn Bhd (1)	Property investment and development	Malaysia	13.8	14.0
Sinjori Sdn Bhd (1)	Property investment and development	Malaysia	13.8	14.0
Yuchai Quan Xing Co., Ltd. (2)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	People’s Republic of China	14.8	14.8
Yuchai Property Management Co., Ltd. (3)	Property management	People’s Republic of China	22.3	22.3

(1)

The Company has significant influence in these entities through HLGE who held direct equity interests of 28% interest in these entities. As of December 31, 2012, the investment in Scientex Park (M) Sdn Bhd is presented as “Assets classified as held for sale” (See Note 23).

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

The summarized financial information on the Group’s associates, including assets classified as held for sale, which is not adjusted for the percentage of ownership held by the Group, is as follows:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Assets and liabilities
Total assets	177,110	180,629	28,800
Total liabilities	(39,510)	(31,493)	(5,021)

Net assets	137,600	149,136	23,779

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Results
Revenue	105,855	120,086	141,618	22,580
(Loss)/profit after taxation	(719)	4,976	9,010	1,437

6.	Investment in joint ventures

Movement in the Group’s share of the joint ventures’ post acquisition retained earnings is as follows:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Unquoted equity shares, at cost
At January 1	650,454	683,749	109,018
Addition	33,295	—	—
Reclassification to assets classified as held for sale (See Note 23)	—	(148,805)	(23,726)

At December 31	683,749	534,944	85,292

Share of post acquisition reserves and impairment losses
At January 1	(136,141)	(227,004)	(36,194)
Share of results, net of tax (1)	(81,151)	(39,241)	(6,257)
Dividend received	(10,166)	(10,116)	(1,613)
Reclassified to assets classified as held for sale (See Note 23)	—	118,305	18,863
Others	(2,305)	1,088	173
Translation adjustment	2,759	(1,456)	(231)

At December 31	(227,004)	(158,424)	(25,259)

Carrying amount of the investment	456,745	376,520	60,033

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

(1)	Share of results, net of tax is composed of:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Share of joint venture losses	(11,375)	(12,639)	(36,437)	(5,810)
Impairment of investment in joint ventures	(2,117)	(53,540)	—	—
Fair value adjustments arising from purchase price allocation	(40,410)	(14,972)	(2,804)	(447)

Share of results after tax	(53,902)	(81,151)	(39,241)	(6,257)

The Group has interests in the following joint ventures:

Name of company	Percentage of interest		Principal activities
	31.12.2011	31.12.2012
	%	%
Held by subsidiaries
Augustland Hotel Sdn Bhd	45	45	Hotel development and operation

Copthorne Hotel Qingdao Co., Ltd.	60	60	Owns and operates a hotel in Qingdao, PRC

Shanghai Equatorial Hotel Management Co., Ltd.	49	49	Hotel management and hotel consultancy

Shanghai International Equatorial Hotel Company Ltd.	50	50	Owns and operates a hotel and club in Shanghai, PRC

Y&C Engine Co., Ltd.	45	45	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services

Yuchai Remanufacturing Services Company Ltd.	51	51	Remanufacture and sale of automobile parts, diesel engines and components

The Group has included in its consolidated financial statements its share of assets and liabilities incurred by the joint ventures and its share of the results of the joint ventures using equity method. As of December 31, 2012, the investment in Shanghai International Equatorial Hotel Company Ltd. is presented as “Assets classified as held for sale” (See Note 23).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

The summarized financial information, including assets classified as held for sale, on the Group’s share is as follows:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Assets and liabilities
Current assets	269,293	269,345	42,945
Non-current assets	497,520	449,083	71,602
Current liabilities	(152,237)	(244,788)	(39,029)
Non-current liabilities	(226,192)	(145,556)	(23,208)

Net assets	388,384	328,084	52,310

Group’s share of joint ventures’ contingent liabilities	12,836	12,836	2,047

Group’s share of joint ventures’ capital commitment that are approved but not contracted for	—	2,004	320

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Results
Revenue	150,161	212,401	247,983	39,539
Expenses	(158,130)	(223,811)	(281,570)	(44,894)
Taxation	(3,406)	(1,229)	(2,850)	(455)

Loss after taxation	(11,375)	(12,639)	(36,437)	(5,810)

According to Qingdao Municipal Government’s regulation, all hotels in Qingdao, the People’s Republic of China, are imposed for tourism development levy and hotel augmentation levy which are equivalent to 1% of total revenue and 3% of room revenue respectively. According to releases made by the Qingdao Local Taxation Bureau, the tourism development levy and the hotel augmentation levy were withdrawn effective from January 1, 2009 and September 1, 2010 respectively. As at December 31, 2012, the estimated tourism development levy and hotel augmentation levy payable by the Group’s joint venture in Qingdao were Rmb 3,748 (US$598) (2011: Rmb 3,748) and Rmb 9,088 (US$1,449) (2011: Rmb 9,088) respectively. The joint venture, together with other hotel owners in Qingdao is currently negotiating with the Qingdao Municipal Government to waive such levies. The joint venture is of the view that the authority is unlikely to collect such levies. Hence, the above levies have not been provided in the accounts of the joint venture.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Revenue

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Sale of goods	16,138,580	15,378,190	13,381,025	2,133,488
Rendering of services
Consisting of:
Revenue from hotel and restaurant operations	41,948	61,813	63,290	10,091
Revenue from sale of development properties	24,278	3,821	4,640	740
Rental income	3,378	604	534	85

	69,604	66,238	68,464	10,916

Revenue	16,208,184	15,444,428	13,449,489	2,144,404

8.1	Depreciation and amortization, sales commissions and shipping and handling expenses

Depreciation and amortization of property, plant and equipment, prepaid operating leases and investment property are included in the following captions.

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Cost of goods sold	193,504	234,486	254,454	40,571
Research and development expenses	22,253	24,202	27,774	4,428
Selling, general and administrative expenses	70,383	70,155	66,257	10,564

	286,140	328,843	348,485	55,563

Sales commissions to sales agents are included in the following caption:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Selling, general and administrative expenses	160,283	113,322	63,795	10,172

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Selling, general and administrative expenses	248,790	193,570	187,152	29,840

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.2	(a) Other operating income

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Interest income	61,719	53,159	99,685	15,894
Foreign exchange gain, net	19,975	1,599	19,400	3,093
Dividend income from held for trading investment	—	1,656	3,245	517
Gain on disposal of associates	707	—	—	—
Gain on disposal of subsidiaries	2,833	—	—	—
Gain on disposal of prepaid operating leases	—	10,678	—	—
Fair value gain on held for trading investment	17,123	—	8,237	1,313
Fair value gain on available-for-sale investment	—	10,983	—	—
Gain on disposal of investment property	—	5,908	—	—
Write back of impairment of investment in joint ventures	10,936	—	—	—
Government grant income	11,129	18,420	28,534	4,549
Bad debts recovered	—	—	6,906	1,101
Others, net	4,653	—	10,402	1,659

	129,075	102,403	176,409	28,126

8.2	(b) Other operating expenses

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Loss on disposal of property, plant and equipment	(33,670)	(9,830)	(24,623)	(3,926)
Loss on disposal of subsidiaries	—	—	(9,436)	(1,504)
Loss on disposal of other investments	—	—	(498)	(79)
Fair value loss on held for trading investment	—	(16,104)	—	—
Fair value loss on foreign exchange forward contract	—	—	(9,467)	(1,509)
Write-off of trade and other payables	(5,249)	—	—	—
Others, net	(2,528)	(3,391)	(35)	(6)

	(41,447)	(29,325)	(44,059)	(7,024)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.3	Research and development costs

Research and development costs recognized as an expense in the income statement amount to Rmb 373,732 (US$59,588) (2011: Rmb 328,140; 2010: Rmb 324,123).

8.4	Finance costs

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Interest expense for:
Bank term loans	31,302	33,693	70,557	11,250
Finance lease	1,649	—	—	—
Bills discounting	109,260	73,651	82,585	13,167
Corporate bonds	—	64,175	87,269	13,914
Bank charges	2,911	6,869	5,946	948
Less:
Borrowing costs capitalized	(14,676)	(22,214)	(33,338)	(5,315)

	130,446	156,174	213,019	33,964

The rate used to determine the amount of borrowing costs eligible for capitalization was 5.61% (2011: 5.43%; 2010: 5.00%), which is the effective interest rate of the borrowings.

8.5	Staff costs

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Wages and salaries	874,129	741,036	747,401	119,167
Contribution to defined contribution plans (i)	189,564	240,590	254,101	40,514
Executive bonuses	98,239	67,347	43,773	6,979
Staff welfare	56,780	59,142	55,033	8,775
Others	1,412	1,888	5,094	812

	1,220,124	1,110,003	1,105,402	176,247

Note:

(i)

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2012, 2011 and 2010, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. Expenses incurred in connection with the plan were Rmb 254,101 (US$40,514) (2011: Rmb 239,253; 2010: Rmb 187,900).

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other post retirement benefits beyond the annual contributions described above.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax

Income tax expense in the consolidated income statement consists of:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Current income tax
Current income tax charge	332,524	266,044	118,421	18,881
Adjustments in respect of current income tax of previous year	3,257	1,607	80	13

Deferred tax
Relating to origination and reversal of temporary differences	(5,400)	(40,871)	23,737	3,785
Adjustments in respect of deferred tax of previous year	(2,435)	—	—	—

Income tax expense reported in the income statement	327,946	226,780	142,238	22,679

Income tax expense reported in the consolidated income statement differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2010, 2011 and 2012 for the following reasons:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Accounting profit before tax from continuing operations	1,765,203	1,299,282	913,576	145,662
Computed tax expense of 15%	264,780	194,892	137,036	21,849
Adjustments resulting from:
Non-deductible expenses	10,432	7,298	11,722	1,869
Tax-exempt income	(2,994)	(310)	(1,885)	(301)
Utilization of deferred tax benefits previously not recognized	(1,792)	—	(3,133)	(500)
Deferred tax benefits not recognized	3,381	1,818	182	30
Tax credits for research and development expense	(17,556)	(26,625)	(19,884)	(3,170)
Tax rate differential	25,027	24,070	(178)	(29)
Under provision in respect of previous years
- current	3,257	1,607	80	13
- deferred	(2,435)	—	—	—
Withholding tax expense	45,846	23,492	17,794	2,837
Others	—	538	504	81

Total	327,946	226,780	142,238	22,679

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax (cont’d)

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated income statement
	31.12.2011	31.12.2012	31.12.2012	31.12.2010	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	US$’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Deferred tax liabilities
Accelerated tax depreciation	(42)	(42)	(7)	347	—	—	—
Unremitted earnings from overseas source income	(422)	(441)	(70)	—	—	—	—
Expenditure currently deferred for tax purpose	9	9	2	100	—	—	—
PRC withholding tax on dividend income	(100,284)	(118,078)	(18,827)	(45,846)	(23,492)	(17,794)	(2,837)

	(100,739)	(118,552)	(18,902)	(45,399)	(23,492)	(17,794)	(2,837)

Deferred tax assets
Accelerated accounting depreciation	7,523	7,860	1,253	(1,090)	(895)	337	53
Write down of inventories	33,259	31,104	4,959	(9,086)	(2,845)	(2,155)	(343)
Allowance for doubtful accounts	10,152	6,554	1,045	(5,168)	280	(3,598)	(574)
Accruals	230,968	214,109	34,138	71,242	38,795	(16,859)	(2,688)
Tax value of loss carried forward	830	—	—	1,307	(1,685)	(823)	(131)
Deferred income	69,014	84,757	13,514	(5,643)	33,345	15,743	2,510
Others	7,586	8,998	1,434	1,672	(2,632)	1,412	225

	359,332	353,382	56,343	53,234	64,363	(5,943)	(948)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax (cont’d)

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

The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to us, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company recognizes a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises. As at December 31, 2012, the provision for withholding tax payable was Rmb 118,078 (US$18,827) (2011: Rmb 100,284).

The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000
Deferred tax assets	359,332	353,382	56,343
Deferred tax liabilities	(100,739)	(118,552)	(18,902)

	258,593	234,830	37,441

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

10.	Discontinued operations

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

The results of TCL for the year are equity accounted for 11 months ended November 30, 2009 and presented as discontinued operations for the year ended December 31, 2009. The related reserves of TCL have been classified to “Reserve of disposal groups classified as held for sale” on the statement of changes in equity as of December 31, 2009.

On July 7, 2010, TCL made payment of cash distribution to shareholders pursuant to the Capital Reduction Exercise. Subsequent to the cash distribution, the Company began to sell its shares in TCL in the market. As of December 31, 2010, 580,253,000 shares in TCL have been disposed of and the Company has recognized a gain on disposal of TCL shares of Rmb 12,655. There were no TCL shares being disposed of during the year.

Upon the disposal of TCL shares, the Company’s shareholding interest in TCL has reduced from 34.4% to 12.2%. Meanwhile, the Company’s representation in the board of directors of TCL also reduced to one out of eight directors on the board of TCL. As of December 31, 2012, the Company does not exercise significant influence over the operating and financial policies of TCL. The Company’s investment in TCL is classified as held for trading investment (See Note 19) as they are held for the purpose of selling in the near term. The Company’s investment in TCL is measured at fair value with changes in fair value recognized in other operating income/(expenses) in the income statement.

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Profit from discontinued operations
- Profit before tax	—	—	—	—
- Gain on disposal	12,655	—	—	—
- Taxation	—	—	—	—

	12,655	—	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

10.	Discontinued operations (cont’d)

The net cash flows incurred by TCL are as follows:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Operating	—	—	—	—
Investing	302,655	—	—	—
Financing	—	—	—	—

	302,655	—	—	—

	31.12.2010 Rmb	31.12.2011 Rmb	31.12.2012 Rmb	31.12.2012 US$

Earnings per share
Basic and diluted, from discontinued operations	0.34	—	—	—

11.	Earnings per share

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Earnings per share (cont’d)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Net profit attributable to ordinary equity holders of the parent from continuing operations	1,104,642	818,532	567,333	90,456
Net profit attributable to ordinary equity holders of the parent from discontinued operations	12,655	—	—	—

Net profit attributable to ordinary equity holders of the parent for basic earnings	1,117,297	818,532	567,333	90,456

Weighted average number of ordinary shares for basic earnings per share	37,267,673	37,267,673	37,267,673	37,267,673

There were no potentially dilutive common shares in any of the years ended December 31, 2012, 2011 and 2010.

To calculate earnings per share amounts for the discontinued operation (See Note 10), the weighted average number of ordinary shares for both basic and diluted amounts is as per the table above. The following table provides the profit figure used:

	31.12.2010 Rmb’000	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Net profit attributable to ordinary equity holders of the parent from discontinued operations for basic and diluted earnings per share calculations	12,655	—	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Property, plant and equipment

	Freehold land Rmb’000	Leasehold land, buildings & improvements Rmb’000	Construction in progress Rmb’000	Plant and machinery Rmb’000	Office furniture, fittings and equipment Rmb’000	Motor and transport vehicles Rmb’000	Total Rmb’000

Cost
At January 1, 2011	634	1,587,603	570,476	3,009,398	130,444	94,127	5,392,682
Additions	—	11,965	845,870	43,375	9,768	20,786	931,764
Disposals	—	(157,398)	—	(78,276)	(9,657)	(6,605)	(251,936)
Transfers	—	75,534	(538,332)	450,566	10,755	1,477	—
Write-off	—	(174)	(2,321)	(7,985)	(4,722)	—	(15,202)
Translation difference	(38)	1,723	—	571	(68)	(36)	2,152

At December 31, 2011 and January 1, 2012	596	1,519,253	875,693	3,417,649	136,520	109,749	6,059,460
Additions	—	123,754	571,599	22,465	10,809	8,100	736,727
Disposals	—	(57,654)	—	(50,652)	(16,483)	(10,222)	(135,011)
Reduced due to disposal of subsidiaries	—	—	(61,581)	(7,961)	(1,594)	(75)	(71,211)
Transfers	—	38,609	(393,075)	345,167	6,583	2,716	—
Write-off	—	—	(1,503)	—	(16)	—	(1,519)
Translation difference	16	(774)	—	(287)	(143)	(4)	(1,192)

At December 31, 2012	612	1,623,188	991,133	3,726,381	135,676	110,264	6,587,254

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Property, plant and equipment (cont’d)

	Freehold land Rmb’000	Leasehold land, buildings & improvements Rmb’000	Construction in progress Rmb’000	Plant and machinery Rmb’000	Office furniture, fittings and equipment Rmb’000	Motor and transport vehicles Rmb’000	Total Rmb’000

Accumulated depreciation and impairment
At January 1, 2011	634	358,501	11,168	1,621,673	79,041	45,363	2,116,380
Charge for the year	—	53,696	—	222,385	15,151	9,962	301,194
Disposals	—	(41,484)	—	(37,590)	(8,488)	(4,147)	(91,709)
Write-off	—	(87)	(2,321)	(7,964)	(4,671)	—	(15,043)
Impairment loss	—	—	(3,102)	3,275	—	79	252
Translation difference	(38)	359	—	80	(227)	(21)	153

At December 31, 2011 and January 1, 2012	596	370,985	5,745	1,801,859	80,806	51,236	2,311,227
Charge for the year	—	52,833	—	258,947	15,327	10,805	337,912 *
Disposals	—	(25,906)	—	(34,386)	(14,311)	(8,346)	(82,949)
Reduced due to disposal of subsidiaries	—	—	—	(425)	(1,257)	(42)	(1,724)
Transfer	—	—	—	296	(161)	(135)	—
Write-off	—	—	(1,503)	—	(16)	—	(1,519)
Impairment loss	—	547	294	7,185	—	—	8,026
Translation difference	16	(177)	—	(79)	(70)	(2)	(312)

At December 31, 2012	612	398,282	4,536	2,033,397	80,318	53,516	2,570,661

Net book value
At December 31, 2011	—	1,148,268	869,948	1,615,790	55,714	58,513	3,748,233

At December 31, 2012	—	1,224,906	986,597	1,692,984	55,358	56,748	4,016,593

US$’000	—	195,301	157,304	269,932	8,826	9,048	640,411

*	An amount of Rmb 2,575 (US$411) (2011: Rmb Nil) was capitalized as intangible assets.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Property, plant and equipment (cont’d)

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

As of December 31, 2012, construction in progress with a carrying amount of Rmb 42.3 million (US$6.7 million) (2011: Rmb Nil) are pledged to secure bank facilities.

Capitalized borrowing costs

The amount of borrowing costs capitalized during the year ended December 31, 2012 was Rmb 33,338 (US$5,315) (2011: Rmb 22,214). The rate used to determine the amount of borrowing costs eligible for capitalization was 5.61% (2011: 5.43%) which is the effective interest rate of the specific and any applicable general borrowings that is used for the purpose of obtaining the qualifying assets.

13.	Prepaid operating leases

Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government. The prepaid operating leases charged to expense were Rmb 27,286 and Rmb 13,148 (US$2,096) for the year ended December 31, 2011 and 2012, respectively.

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Current	11,292	12,614	2,011
Non-current	387,839	346,568	55,257

Total	399,131	359,182	57,268

Gross payments for prepaid operating leases	487,729	457,963	73,018
Less: Amounts charged to expense	(88,598)	(101,746)	(16,223)
Disposal of a subsidiary	—	2,965	473

Total	399,131	359,182	57,268

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

14.	Goodwill

	Rmb’000	US$’000

Cost
At January 1, 2011, December 31, 2011 and December 31, 2012	218,311	34,808

Accumulated impairment
At January 1, 2011, December 31, 2011 and December 31, 2012	5,675	905

Net book value
At December 31, 2011 and December 31, 2012	212,636	33,903

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

Carrying amount of goodwill allocated to each of the cash-generating units:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Yuchai	212,636	212,636	33,903

Yuchai unit

The Group performed its annual impairment test as at December 31, 2012 and 2011. The recoverable amount of the unit is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period. The business of Yuchai is stable since the Group had control since 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections is 12.73% (2011: 13.93%). No impairment was identified for this unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

14.	Goodwill (cont’d)

Key assumptions used in value in use calculations

The calculation of value in use for the cash-generating units is most sensitive to the following assumptions:

•	Profit from operation

•	Discount rate

•	Growth rate used to extrapolate cash flows beyond the forecast period

Profit from operation – Profit from operation is based on management’s estimate with reference to historical performance of Yuchai unit.

Discount rate – Discount rate reflects management’s estimate of the risks specific to the cash-generating unit and was estimated based on Weighted Average Cost of Capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the cash-generating unit is obliged to service. This rate was weighted according to the optimal debt/equity structure arrived on the basis of the capitalization structure of the peer group.

Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long term rates used to extrapolate the budget for Yuchai are 7.8% and 8.6% for 2012 and 2011 respectively.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the Yuchai unit, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.

15.	Intangible assets

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Development costs	24,754	135,411	21,590

During the financial year, the Group capitalized Rmb 110,657 (US$17,643) (2011: Rmb 11,365) of development expenditure for intellectual property right, technical skill and knowledge of building a new technology of heavy duty diesel engines.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities

(a)	Other liabilities

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Current
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange forward contract	—	9,467	1,509

Non-current
Other financial liabilities at amortized cost
Preference shares	830	—	—

Foreign exchange forward contract

On June 11, 2012, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with Industrial and Commercial Bank of China (“ICBC”) to purchase US$36.8 million at the forward exchange rate (USD/GBP) of 1.5525 on June 11, 2013. The Group accounted this NDF at fair value through profit or loss (See Note 19).

Series A redeemable convertible preference shares (“Series A RCPS”)

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

(d)	HLGE shall redeem all the outstanding Series A RCPS on the tenth anniversary of the issue date of the Series A RCPS.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(a)	Other liabilities (cont’d)

Series B redeemable convertible preference shares (“Series B RCPS”)

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

(e)

If the conversion of all or any part of the Series B RCPS held by any holder of Series B RCPS (i) is not permitted by law or regulations or (ii) will trigger any obligation to make a general offer by such holder or its concert parties under The Singapore Code on Take-overs and Mergers, such holder will be permitted to convert only such number of Series B RCPS held by it as will not (i) result in the breach of such law or regulations or (ii) trigger any take-over obligation on the Mandatory Conversion Date. Such holder will have the option to convert the remaining number of Series B RCPS at the Series B RCPS Conversion Ratio into Ordinary Shares over a period of 22 months commencing after the Mandatory Conversion Date, without the requirement of the passing of a Series B RCPS Special Resolution, by giving a notice in writing to HLGE.

During the year ended December 31, 2012, all the outstanding Series A RCPS has been fully converted into ordinary shares in the capital of HLGE, and the remaining 24,189,170 Series B RCPS held by the Company has been transferred to the Trustee and subsequently converted into ordinary shares in the capital of HLGE (See Note 1.4).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings

	Effective interest rate	Maturity	31.12.2011
	%		Rmb’000
Current
Renminbi denominated loans	5.39	2012	3,551,848

			3,551,848

Non-current
Renminbi denominated loans	5.24	2013	96,114
Singapore Dollar denominated loans	1.38	2014	48,769

			144,883

	Effective interest rate	Maturity	31.12.2012	31.12.2012
	%		Rmb’000	US$’000
Current
Renminbi denominated loans	5.00	2013	2,072,069	330,373
United State Dollar denominated loans	4.00	2013	261,598	41,710
Euro denominated loans	2.46	2013	5,606	894

			2,339,273	372,977

Non-current
Renminbi denominated loans	8.28	2016	60,000	9,566
Singapore Dollar denominated loans	1.29	2014	51,422	8,199

			111,422	17,765

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

S$10.0 million credit facility with DBS Bank Ltd. (“DBS”)

On September 1, 2010, the Company entered into a new short-term loan agreement for up to S$10.0 million for 12 months duration with DBS to refinance the S$50.0 million facility that was due to mature on September 1, 2010. The facility will be utilized by the Company to finance its long-term working capital requirements. The terms of facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary of HLA, and that HLGE remains listed on the Singapore Exchange. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not less than US$350 million at any time, and the ratio of the Company’s consolidated debt to consolidated tangible net worth (as defined in the agreement) not exceeding 1 time. All moneys owing by the Company shall be repaid in full on the date falling 12 months after the drawdown date (“Final Repayment Date”).

S$30.0 million credit facility with DBS Bank Ltd. (“DBS”)

On November 10, 2011, the Company entered into a new facility agreement with DBS to refinance the S$10.0 million facility that was due to mature on September 1, 2011. The new unsecured revolving credit facility has a committed aggregated value of S$30.0 million. The facility will be utilized by the Company to finance its long-term working capital requirements. The terms of facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary of HLA, and that HLGE remains listed on the Singapore Exchange. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not less than US$350 million at any time, and the ratio of the Company’s consolidated debt to consolidated tangible net worth (as defined in the agreement) not exceeding 1.0 at any time. All moneys owing by the Company shall be repaid in full on the date falling 36 months from the date of the facility agreement (“Final Maturity Date”).

S$16.5 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”)

On March 17, 2010, the Company entered into a new facility agreement with BOTM to refinance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$16.5 million with one year duration. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

S$30.0 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch (“BOTM”)

On March 11, 2011, the Company entered into a new facility agreement with BOTM to refinance the existing revolving credit facility. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$30.0 million with three-year duration from March 18, 2011 to March 18, 2014. The new facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

US$30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“Sumitomo”)

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

US$30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“Sumitomo”) (cont’d)

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

Yuchai Rmb 1.7 billion short-term financing bonds

Yuchai received approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated unsecured short-term financing bonds amounting to Rmb 1.7 billion. The bonds were issued in two tranches. The first tranche of the bonds amounting to Rmb 1 billion was issued on March 9, 2011 and matured on March 9, 2012. The first tranche of the bonds bore a fixed annual interest rate of 4.59%. The second tranche of the bonds amounting to Rmb 700 million was issued on July 22, 2011 and matured on July 22, 2012. The second tranche of the bonds bore a fixed annual interest rate of 5.65%. The par value and issue price of each bond was Rmb 100. Subscription to and trading of the bonds was only available in China to institutional investors of China’s National Inter-bank Bond Market. All the proceeds from the issuance of the bonds were used by Yuchai as working capital. In March 2012, the first tranche of the bonds amounting to Rmb 1 billion was fully repaid upon its maturity. In July 2012, the second tranche of the bonds amounting to Rmb 700 million was fully repaid upon its maturity.

Yuchai Rmb 690 million short-term financing bonds

Yuchai received approval from NAFMII for the issuance of RMB-denominated unsecured short-term financing bonds amounting to Rmb 690 million. The bonds were issued on November 22, 2011 and matured on November 23, 2012. The par value and issue price of each bond was Rmb 100. The bonds bore a fixed annual interest rate of 5.77%. Subscription to and trading of the bonds was only available in China to institutional investors of China’s National Inter-bank Bond Market. All the proceeds from the issuance of the bonds were used by Yuchai as working capital. In November 2012, the bonds amounting to Rmb 690 million were fully repaid upon its maturity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

Yuchai Rmb 1 billion short-term financing bonds

Yuchai received approval from NAFMII for the issuance of RMB-denominated unsecured short-term financing bonds amounting to Rmb 1 billion. The bonds were issued on August 28, 2012 and will mature on August 29, 2013. The par value and issue price of each bond is Rmb 100. The bonds bear a fixed annual interest rate of 4.45%. Subscription to and trading of the bonds is only available in China to institutional investors of China’s National Inter-bank Bond Market. All the proceeds from the issuance of the bonds are used by Yuchai as working capital.

17.	Deferred grants

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Balance at beginning of year	280,696	333,291	53,140
Received during the year	71,015	68,637	10,944
Released to consolidated income statement	(18,420)	(28,534)	(4,549)
Reduced due to disposal of a subsidiary	—	(20,000)	(3,189)

Balance at end of year	333,291	353,394	56,346

Current (See Note 27)	14,708	27,332	4,358
Non-current	318,583	326,062	51,988

	333,291	353,394	56,346

Government grants have been received for the purchase of certain items of property, plant and equipment.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

18.	Inventories

Inventories are comprised of:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Raw materials	1,440,136	1,152,624	183,776
Work in progress	32,259	18,907	3,014
Finished goods	943,661	839,224	133,807

Total inventories at the lower of cost and net realizable value	2,416,056	2,010,755	320,597

Inventories recognized as an expense in cost of sales are Rmb 11,230,551, Rmb 10,975,089 and Rmb 9,477,769 (US$1,511,148) in the year ended December 31, 2010, 2011 and 2012 respectively.

An analysis of the inventory reserve accounts is as follows:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Balance at beginning of year	171,432	150,477	23,992
Inventories written down	52,791	23,478	3,743
Reversal of write down of inventories	(65,203)	(47,504)	(7,574)
Written off	(8,543)	(53)	(8)

Balance at end of year	150,477	126,398	20,153

The amount of reversal of inventories recognized as an expense and included in “Cost of sales” amounted to Rmb 111,763, Rmb 12,412 and Rmb 24,026 (US$3,831) in the year ended December 31, 2010, 2011 and 2012 respectively. The reversal of write-down of inventories was made when the related inventories were sold above their carrying amounts in 2012.

19.	Other current assets

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Development properties	55,698	52,464	8,365
Held for trading investment	40,524	48,761	7,775
Held-to-maturity investment	—	240,566	38,356

	96,222	341,791	54,496

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Other current assets (cont’d)

On June 11, 2012, a one-year Great British Pound (“GBP”) denominated time deposit of GBP 23.7 million (equivalent to Rmb 240.6 million) was deposited by Yuchai with ICBC at an annual interest rate of 5.584% as guarantee of a one-year loan contract from the same bank amounting to US$36.8 million. On the same date, Yuchai entered into a NDF with ICBC to purchase US$36.8 million at the forward exchange rate (USD/GBP) of 1.5525 on the repayment date of the aforesaid bank loan on Jun 11, 2013 (See Note 16(a)). The Group accounted this GBP-denominated time deposit as held-to-maturity investment.

20.	Trade and bills receivables

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Trade receivables (net)	753,924	395,025	62,983
Bills receivables	5,936,993	6,196,711	988,012

	6,690,917	6,591,736	1,050,995

Trade receivables (net) are non-interest bearing and are generally on 60 days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

The Group factored a portion of the trade receivables during the years ended December 31, 2011 and 2012. Factoring is done with large banks in China. As of December 31, 2012, the Group has no obligation to the banks for trade receivables factored with recourse (2011: Rmb 800.0 million was included in “Interest-bearing loans and borrowings”).

As of December 31, 2011 and 2012, outstanding bills receivables discounted with banks for which the Group retained a recourse obligation totaled Rmb 1,058,503 and Rmb 828,974 (US$132,173) respectively.

As of December 31, 2011 and 2012, outstanding bills receivables endorsed to suppliers with recourse obligation were Rmb 874,340 and Rmb 567,112 (US$90,421) respectively.

An analysis of the allowance for doubtful accounts is as follows:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Balance at beginning of year	61,161	59,177	9,435
Debit/(credit) to consolidated income statement	1,723	(15,184)	(2,421)
Written off	(3,702)	(334)	(53)
Translation differences	(5)	5	1

Balance at end of year	59,177	43,664	6,962

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

20.	Trade and bills receivables (cont’d)

The Group’s historical experience in the collection of trade receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s trade receivables.

As of December 31, 2011 and 2012, gross trade receivables due from a major customer, Dongfeng Automobile Company and its affiliates (the “Dongfeng companies”) were Rmb 341,374 and Rmb 145,351 (US$23,175), respectively. See Note 32 for further discussion of customer concentration risk.

		Neither past due	Past due but not impaired
	Total	nor impaired	0 – 90 days	91-180 days	>181-365 days	>365 days
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At 31.12.2012	6,591,736	6,417,854	120,507	25,962	9,310	18,103
At 31.12.2011	6,690,917	6,386,696	236,917	36,468	23,459	7,377

21.	Other receivables

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

GST/VAT recoverable	188,180	71,496	11,399
Staff advances	3,856	9,766	1,557
Amounts due under guarantee contracts, net (See Note 30)	12,043	—	—
Associates and joint ventures	123,111	61,456	9,799
Other related parties	37,756	20,148	3,213
Interest receivables	3,363	82	13
Custom tax refund	3,916	—	—
Other tax recoverable	19,775	19	3
Bills receivable in transit	52,915	45,800	7,302
Others	37,132	35,206	5,613
Impairment losses – other receivables (i)	(15,978)	(640)	(102)

	466,069	243,333	38,797

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

21.	Other receivables (cont’d)

Note:

(i)	An analysis of the impairment losses – other receivables is as follows:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Balance at beginning of year	26,174	15,978	2,548
Debit/(credit) to consolidated income statement	620	(4,463)	(712)
Written off	(10,740)	(10,957)	(1,747)
Translation differences	(76)	82	13

Balance at end of year	15,978	640	102

The Group’s historical experience in the collection of other receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s other receivables.

22.	Cash and bank balances

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following at December 31:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Cash at banks and on hand	2,606,553	2,671,237	425,906
Short-term bank deposits	1,518,223	485,762	77,450

Cash and bank balances	4,124,776	3,156,999	503,356
Less: Restricted cash	—	(29,397)	(4,686)

Cash and cash equivalents per consolidated statement of cash flows	4,124,776	3,127,602	498,670

Cash at banks earn interest at floating rates based on daily bank deposit rates. The weighted average effective interest rate as at December 31, 2012 for the Group was 2.12% (2011: 3.50%; 2010: 2.65%).

Cash and bank balances denominated in various currencies are held in bank accounts in Singapore and the PRC. As of December 31, 2012, the restricted cash of Rmb 29,397 (US$4,686) was used as collateral by the banks for the issuance of bills to suppliers, which would mature after three months.

As of December 31, 2011 and 2012, the Group had available Rmb 4,072,955 and Rmb 4,164,871 (US$664,053) respectively of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2010, 2011 and 2012 were Rmb 102, Rmb 366 and Rmb 556 (US$89) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

23.	Assets classified as held for sale

Proposed sale of 28% of the issued ordinary shares in the capital of Scientex Park (M) Sdn Bhd (“Proposed Scientex Park Sale”)

On December 27, 2012, the Group’s subsidiary, HLGE announced that its wholly-owned subsidiaries, LKN Development Pte Ltd (“LKND”) and Nirwana Properties Sdn Bhd (“Nirwana”), had on the same day entered into the conditional share sale agreement dated December 27, 2012 (the “Scientex Park Sale Agreement”) with Scientex Quatari Sdn Bhd (“Scientex Quatari”), pursuant to which LKND and Nirwana have agreed to sell, and Scientex Quatari has agreed to purchase, an aggregate of 6,300,000 issued and paid-up ordinary shares of par value RM1.00 each in the capital of Scientex Park (M) Sdn Bhd (“Scientex Park”) held by LKND and Nirwana, representing 28% of the issued share capital of Scientex Park, for a total cash consideration of RM 21,105,000 (equivalent to approximately US$6.8 million), upon the terms and subject to the conditions of the Scientex Park Sale Agreement.

The completion of the Proposed Scientex Park Sale is conditional upon the approval of the shareholders at the Extraordinary General Meeting of HLGE (“EGM”) having been obtained for the Proposed Scientex Park Sale in accordance with the requirements of the Singapore Exchange. On March 26, 2013, the Proposed Scientex Park Sale has been approved at the EGM (See Note 35).

The investment in Scientex Park was previously reported in the HLGE segment. As of December 31, 2012, the investment in Scientex Park has been presented in the statement of financial position as “Assets classified as held for sale”.

Proposed disposal of 50% equity interest in Shanghai International Equatorial Hotel Company Ltd. (“Proposed SIEH Disposal”)

On December 28, 2012, the Group’s subsidiary, HLGE announced that its wholly-owned subsidiary, LKN Investment International Pte Ltd (“LKNII”), has on the same day entered into a share transfer agreement dated December 28, 2012 (the “Share Transfer Agreement”) with Shanghai International Ventures & Consulting Corporation (“SIVCC”) pursuant to which LKNII has agreed to transfer its equity interest in 50% of the registered capital of Shanghai International Equatorial Hotel Company Ltd. (“SIEH”) (the “Transfer Equity”) to SIVCC for a cash consideration of Rmb 40 million (equivalent to approximately US$6.4 million) upon the terms and conditions of the Share Transfer Agreement.

The completion of the Transfer Equity from LKNII to SIVCC is subject to, inter alia, LKNII and SIVCC obtaining the relevant corporate approvals from the shareholders of HLGE at the EGM and board of SIVCC for the Proposed SIEH Disposal. SIVCC has also undertaken that SIEH shall submit its application to the Shanghai Industrial and Commercial Administration Bureau or its subdivision for a new business license, only after all corporate approvals have been obtained by HLGE for the Proposed SIEH Disposal in connection with the completion of the transfer of the Transfer Equity. On March 26, 2013, the Proposed SIEH Disposal has been approved at the EGM (See Note 35).

The investment in SIEH was previously reported in the HLGE segment and China segment under geographical information. As of December 31, 2012, the investment in SIEH has been presented in the statement of financial position as “Assets classified as held for sale”.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

23.	Assets classified as held for sale (cont’d)

The assets classified as held for sale and the related foreign currency translation reserve as at December 31 are as follows:

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Investment in associate (See Note 5)
Cost	—	18,155	2,895
Share of post acquisition reserves	—	20,841	3,322

	—	38,996	6,217

Investment in joint venture (See Note 6)
Cost	—	148,805	23,726
Share of post acquisition reserves	—	(118,305)	(18,863)

		30,500	4,863

Assets classified as held for sale	—	69,496	11,080

Reserves of disposal groups classified as held for sale attributable to equity holders of the parent	—	(13,784)	(2,198)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Issued capital and reserves

	31.12.2011 thousands	31.12.2012 thousands	31.12.2012 thousands

Authorized shares
Ordinary share of US$0.10 each	100,000	100,000	100,000

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Ordinary shares issued and fully paid
37,267,673 ordinary shares issued and fully paid at US$0.10 per share	1,724,196	1,724,196	274,908

Non-redeemable convertible cumulative preference shares (“NCCPS”)	21	21	3

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

NCCPS holders shall have no voting rights except under certain circumstances referred to in the Singapore Companies Act, Chapter 50 set out in the terms of the NCCPS.

The NCCPS are not listed and quoted on the Official List of the Singapore Exchange. However, the holders of the NCCPS are able to exercise their rights to convert the NCCPS into new ordinary shares at a 1 for 1 ratio, subject to the terms and conditions of the NCCPS. Such new ordinary shares will be listed and quoted on the Official List of the Singapore Exchange when issued.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

25.	Dividends declared and paid

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Declared and paid during the year
Dividends on ordinary shares:

Final dividend paid in 2011: US$1.50 per share (2010: US$0.25 per share)	365,683	—	—
Final dividend paid in 2012: US$0.90 per share (2011: US$1.50 per share)	—	211,729	33,758

	365,683	211,729	33,758

26.	Statutory reserves

	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	US$’000

Statutory general reserve (See Note (ii))
Balance at January 1	180,717	185,762	29,618
Transfer from retained earnings	5,045	1,686	269
Reduced due to liquidation of a subsidiary	—	(85)	(14)

Balance at end of year	185,762	187,363	29,873

Statutory public welfare fund (See Note (iii))
Balance at January 1 and December 31	85,641	85,641	13,655

General surplus reserve (See Note (iv))
Balance at January 1 and December 31	25,706	25,706	4,099

Balance at end of year	297,109	298,710	47,627

Notes:

(i)

In accordance with the relevant regulations in the PRC, Yuchai and its subsidiaries are required to provide certain statutory reserves which are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. The reserves are not distributable in the form of cash dividends.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

26.	Statutory reserves (cont’d)

Notes: (cont’d)

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

(iii)

Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries’ employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to stockholders. Since January 1, 2006, in accordance with the amended Yuchai’s policy, the contribution to the fund ceased.

(iv)

General surplus reserve is appropriated in accordance with Yuchai’s Articles and resolution of the board of directors. General surplus reserve may be used to offset accumulated losses or increase the registered capital.

27.	Trade and other payables

	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	US$’000

Trade payables	4,813,009	4,587,358	731,414
Other payables (1)	2,026,455	2,034,082	324,317
Deferred grants (See Note 17)	14,708	27,332	4,358
Interest payable	61,881	16,332	2,604
Holding company	19	31	5
Associates and joint ventures	4,120	24,482	3,903
Other related parties	313,959	231,580	36,924

	7,234,151	6,921,197	1,103,525

(1)	As of December 31, 2011 and 2012, Rmb 80 million of prepayment received from a joint venture was included in other payables for the Group’s transfer of technology know-how.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables are non-interest bearing and have an average term of three months.

•	Interest payable is normally settled throughout the financial year. As of December 31, 2012, Rmb 14,296 (2011: Rmb 59,303) of interest payable was related to bond issued during the year.

•	For terms and conditions relating to related parties, refer to Note 29.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

28.	Provision for product warranty

	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	US$’000

Balance at beginning of year	352,154	307,072	48,960
Provision made	401,935	322,442	51,411
Less: Provision utilized	(447,017)	(361,508)	(57,640)

Balance at end of year	307,072	268,006	42,731

29.	Related party disclosures

The ultimate parent

Our controlling shareholder, HLA, indirectly owns 12,998,040, or 34.9%, of the outstanding shares of our common stock, as well as a special share that entitles it to elect a majority of our directors. HLA controls us through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 21.0% of the outstanding shares of our common stock and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 13.9% of the outstanding shares of our common stock. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the Special Share under our bye-laws and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of Rmb Nil (US$ Nil), Rmb 329 and Rmb 299 during the financial years ended December 31, 2012, 2011 and 2010 respectively.

Entity with significant influence over the Group

As of December 31, 2012, the Yulin City Government through Coomber Investment Ltd. owned 18.9% of the outstanding shares of our common stock (2011: 18.9%).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Related party disclosures (cont’d)

The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year (for information regarding outstanding balances at December 31, 2012 and 2011, refer to Notes 21 and 27):

	31.12.2010	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	Rmb’000	US$’000

Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (See Note (i))	497,637	45,398	14,360	2,290
Sales of raw materials to State Holding Company, its subsidiaries and affiliates (See Note (i))	350,346	478,867	266,846	42,546
Sales to affiliates (See Note (i))	4,442	225,276	135,321	21,576
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (See Note (i))	(1,707,123)	(1,632,960)	(1,380,307)	(220,078)
Purchases of raw materials and supplies from affiliates (See Note (i))	(38,163)	(80,426)	(99,664)	(15,891)
Delivery expense charged by subsidiaries of State Holding Company (See Note (ii))	(244,360)	(229,169)	(187,403)	(29,880)
Storage expense charged by a subsidiary of State Holding Company (See Note (iii))	(41,507)	(41,410)	—	—
Sales of a subsidiary to a subsidiary of State Holding Company (See Note 1.2)	—	—	85,821	13,683
General and administrative expenses
- charged by State Holding Company (See Note (iv))	(21,906)	(22,182)	(26,389)	(4,207)
- charged by HLA (See Note (v))	(299)	(329)	—	—
- charged by affiliates of HLA (See Note (vi))	(6,260)	(8,639)	(10,152)	(1,619)
- charged to affiliates (See Note (vii))	*	*	8,499	1,355

*	Amounts were not material.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Related party disclosures (cont’d)

Note:

(i)

Sale and purchase of raw materials, supplies, scraps and diesel engines to/from State Holding Company, its subsidiaries and affiliates, and Yuchai’s associates and joint ventures. Certain subsidiaries and affiliates of State Holding Company have acted as suppliers of raw materials and supplies to the Group and certain subsidiaries of State Holding Company have acted as sales agents of the Group. The State Holding Company also purchased scraps from the Group. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

(ii)

Delivery expense charged by subsidiaries of State Holding Company. The fee is for the delivery of spare parts charged, which were recorded in “Cost of goods sold” and “Selling, general and administrative expenses” respectively. Management considers that these transactions were entered into in the normal course of business and these transactions continued on normal commercial terms.

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

(vii)	Hotel management fees charged to affiliates.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

As of December 31, 2012, Rmb Nil (US$ Nil) (2011: Rmb 54 million) of prepayment paid to a related party was included in prepayment for the Group’s acquisition of technology know-how.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Related party disclosures (cont’d)

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made on normal commercial terms. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash.

Compensation of key management personnel of the Group

	31.12.2010	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	Rmb’000	US$’000

Short-term employee benefits	53,883	31,187	24,889	3,968

The non-executive directors do not receive pension entitlements from the Group.

30.	Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has entered into commercial leases on certain motor vehicles, office space and items of machinery. These leases have an average life of between three and five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	US$’000

Within one year	9,984	11,971	1,909
After one year but not more than five years	10,259	5,772	920

	20,243	17,743	2,829

The minimum lease payments recognized as an expense in the period ended December 31, 2010, 2011 and 2012 amounted to Rmb 49,780, Rmb 43,806 and Rmb 46,817 (US$7,465).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Commitments and contingencies (cont’d)

Operating lease commitments - Group as lessor

The Group has leased out some of its assets, including surplus office and manufacturing buildings. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

Future minimum rentals receivable under non-cancellable operating leases as at 31 December are as follows:

	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	US$’000

Within one year	7,006	4,083	651
After one year but not more than five years	9,163	8,829	1,408
More than five years	13,258	24,361	3,884

	29,427	37,273	5,943

Capital commitments

As of December 31, 2011 and 2012, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not recognized in the financial statements amounting to Rmb 1,309.1 million and Rmb 896.2 million (US$142.9 million), respectively.

Letter of credits

As of December 31, 2011 and 2012, Yuchai had issued irrevocable letter of credits of Rmb 162.4 million and Rmb 35.7 million (US$5.7 million), respectively.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Commitments and contingencies (cont’d)

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Commitments and contingencies (cont’d)

Guarantees (cont’d)

Subsequent to initial measurement and recognition of the liability for YEGCL’s obligations under these loan guarantees, management evaluates YEGCL’s guarantee portfolio and accounts for potential loss contingencies associated with the guarantees based on the estimated losses resulting from known and expected defaults. Each guarantee is secured by a cash deposit from the borrower and a security interest in the automobile purchased by the borrower. As of December 31, 2011, YEGCL had gross receivables of Rmb 12,043 relating to payments made by YEGCL to the banks in conjunction with loans that had been defaulted and to be recovered from the individual borrowers. YEGCL recorded a bad debt allowance in the amount of Rmb 11,975 for other receivables, and Rmb 235 for potential losses associated with the guarantee at December 31, 2011. The net receivables amount of Rmb 68 is included in “Other receivables” in the accompanying consolidated statement of financial position (See Note 21).

As of December 31, 2011, the maximum potential amount of future undiscounted payments YEGCL could be required to make under the guarantees was Rmb 11,674. YEGCL held cash deposits of Rmb 937 as of December 31, 2011 and security interests in automobiles with an aggregate initial purchase value of Rmb 85,026 as of December 31, 2011. If, in the event of default the cash deposits and the amount of recoveries, if any, from repossession of the automobiles may not entirely mitigate YEGCL’s losses then, YEGCL accumulates the total expected risk against the total expected recoverable amount and provides for any expected shortfall. Accordingly, management recorded an accrual for potential losses associated with the guarantees in the amount of Rmb 235 as of December 31, 2011, included in “Accrued expenses and other liabilities”.

In November 2012, Yuchai disposed of its entire shareholdings in YEGCL (See Note 1.2).

31.	Segment information

For management purposes, the Group is organized into business units based on their products and services, and has two reportable operating segments as follows:

•	Yuchai primarily conducts manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•	The HLGE is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia.

HLGE is listed on the Main Board of the Singapore Exchange.

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

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Year ended December 31, 2012	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	13,411,384	38,105	—		13,449,489
Inter-segment	—	—	—		—

Total revenue	13,411,384	38,105	—		13,449,489

Results
Interest income	98,579	622	484	(1)	99,685
Interest expense	(205,746)	(9,070)	7,743	(1)	(207,073)
Impairment of property, plant and equipment	(8,026)	—	—		(8,026)
Depreciation and amortization	(343,191)	(4,649)	(645	)(2)	(348,485)
Share of profit of associates	366	2,006	—		2,372
Share of results of joint ventures	(30,904)	(5,533)	(2,804	)(9)	(39,241)
Income tax expense	(122,064)	(2,380)	(17,794	)(3)	(142,238)

Segment profit	918,646	(3,537)	(1,533	)(4)	913,576

Operating assets	17,002,251	310,443	541,483		17,854,177
Assets classified as held for sale	—	82,907	(13,411)		69,496

Total assets	17,002,251	393,350	528,072	(5)	17,923,673

Total liabilities	(9,943,167)	(406,211)	197,572	(6)	(10,151,806)

Other disclosures
Investment in associates	1,719	392	—		2,111
Investment in joint ventures	243,156	41,107	92,257	(8)	376,520
Capital expenditure	736,664	20	43	(7)	736,727

Inter-segment revenues are eliminated upon consolidation and reflected in the “Adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Year ended December 31, 2011	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	15,413,243	31,185	—		15,444,428
Inter-segment	—	—	—		—

Total revenue	15,413,243	31,185	—		15,444,428

Results
Interest income	51,941	732	486	(1)	53,159
Interest expense	(147,813)	(12,860)	11,368	(1)	(149,305)
Impairment of property, plant and equipment	(252)	—	—		(252)
Depreciation and amortization	(322,923)	(4,795)	(1,125	)(2)	(328,843)
Share of (loss)/profit of associates	(310)	1,829	—		1,519
Share of results of joint ventures	(3,846)	(17,392)	(59,913	)(9)	(81,151)
Income tax expense	(200,001)	(3,047)	(23,732	)(3)	(226,780)

Segment profit	1,424,499	(22,953)	(102,264	)(4)	1,299,282

Total assets	18,245,679	428,954	476,386	(5)	19,151,019

Total liabilities	(11,619,447)	(494,449)	313,038	(6)	(11,800,858)

Other disclosures
Investment in associates	1,351	36,650	—		38,001
Investment in joint ventures	272,972	102,122	81,651	(8)	456,745
Capital expenditure	931,603	123	38	(7)	931,764

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Year ended December 31, 2010	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	16,158,415	49,769	—		16,208,184
Inter-segment	—	—	—		—

Total revenue	16,158,415	49,769	—		16,208,184

Results
Interest income	60,285	1,169	265	(1)	61,719
Interest expense	(122,178)	(15,791)	10,434	(1)	(127,535)
Impairment of property, plant and equipment	(1,372)	—	—		(1,372)
Depreciation and amortization	(279,295)	(4,749)	(2,096	)(2)	(286,140)
Share of (loss)/profit of associates	(661)	540	—		(121)
Share of results of joint ventures	(13,498)	6	(40,410	)(9)	(53,902)
Income tax (expense)/credit	(286,554)	9,180	(50,572	)(3)	(327,946)

Segment profit	1,851,597	(23,787)	(62,607	)(4)	1,765,203

Total assets	15,194,764	518,462	533,037	(5)	16,246,263

Total liabilities	9,201,795	595,542	(337,001	)(6)	9,460,336

Other disclosures
Investment in associates	1,661	36,949	—		38,610
Investment in joint ventures	245,827	126,924	141,562	(8)	514,313
Capital expenditure	640,452	3,833	20	(7)	644,305

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

(1)	Included here are interest income and expense of the holding entity’s interest income and expense and inter-segment interest income and expense that are eliminated on consolidation.
(2)

Included here are the depreciation of the holding entity’s property, plant and equipment and additional depreciation on HLGE’s investment property and property, plant and equipment valued at fair value in excess of costs.

(3)	This relates mainly to the withholding tax provisions for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.
(4)	Profit for each operating segment does not include income tax expense and (loss)/profit after tax for the year from discontinued operations.
(5)	Segment assets included goodwill and other assets of holding entity and increase in value of HLGE’s property, plant and equipment based on fair value in excess of costs.
(6)	Segment liabilities consist of the liabilities of the holding entity.
(7)	Included here are capital expenditures incurred by the holding entity.
(8)	Included here are HLGE’s share of its joint ventures’ property, plant and equipment valued at fair value in excess of costs.
(9)	Included here are HLGE’s share of additional depreciation on its joint ventures’ property, plant and equipment valued at fair value in excess of costs.

Geographic information

Revenues from external customers:

	31.12.2010	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	Rmb’000	US$’000

China	16,176,305	15,435,399	13,434,634	2,142,036
Other countries	31,879	9,029	14,855	2,368

	16,208,184	15,444,428	13,449,489	2,144,404

The revenue information above is based on the location of the customer.

Revenue from one customer group amounted to Rmb 2,445,703 (US$389,946) (2011: Rmb 3,029,125; 2010: Rmb 3,313,432), arising from sales by Yuchai segment.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Geographic information (cont’d)

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2012 US$’000

Non-current assets

China	4,826,350	5,114,885	815,524
Assets classified as held for sale–China	—	(30,500)	(4,863)
Other countries	3,857	3,343	533

	4,830,207	5,087,728	811,194

Non-current assets for this purpose consist of property, plant and equipment, prepaid operating leases, investment in joint ventures, intangible asset and goodwill.

32.	Financial risk management objectives and policies

The Group’s principal financial liabilities comprise loans and borrowings, trade and other payables, and financial guarantee contracts. The main purpose of these financial liabilities is to finance the Group’s operations and to provide guarantees to support its operations. The Group has loan, trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Group also holds available-for-sale investment, held-to-maturity investment and enters into derivative transaction.

The Group is exposed to market risk, credit risk and liquidity risk.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investment, held-to-maturity investment and derivative financial instrument.

The sensitivity analysis in the following sections relate to the position as at December 31, 2012 and 2011.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2012.

The analyses exclude the impact of movements in market variables on provisions and on the non-financial assets and liabilities of foreign operations.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s interest-bearing bank deposits and its borrowings from banks and financial institutions and held-to-maturity investment. The interest-bearing borrowings of the Group are disclosed in Note 16. As certain rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group. The held-to-maturity investment of the Group is disclosed in Note 19.

The Group manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits, held-to-maturity investment and interest-bearing financial liabilities at the end of the reporting period and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2012 of the Group would increase/decrease by Rmb 4.7 million (US$0.7 million) (2011: increase/decrease by Rmb 2.1 million).

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Group. The Group also holds cash and bank balances and other investments denominated in foreign currencies. The currencies giving rise to this risk are primarily the Singapore Dollar, Malaysian Ringgit, Great British Pound, Renminbi and United States Dollar.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	December 31, 2011
Group	Singapore Dollar Rmb’000	Euro Rmb’000	United States Dollar Rmb’000	Renminbi Rmb’000	Others Rmb’000

Other investments	42,101	—	—	—	—
Trade and other receivables	496	2,961	57,230	42,849	74
Cash and bank balances	108,042	—	1,174	—	—
Financial liabilities	(48,769)	—	—	—	—
Trade and other payables	(41,386)	(7)	(38,555)	(2,046)	(20)

In Rmb’000	60,484	2,954	19,849	40,803	54

	December 31, 2012
Group	Singapore Dollar Rmb’000	Euro Rmb’000	Great British Pound Rmb’000	United States Dollar Rmb’000	Renminbi Rmb’000	Others Rmb’000

Other investments	48,761	—	240,566	—	—	—
Trade and other receivables	534	133	—	23,237	40,633	444
Cash and bank balances	140,858	—	—	1,147	13	479
Financial liabilities	(51,422)	(5,606)	—	(271,065)	—	—
Trade and other payables	(43,498)	—	—	(34,233)	(1,336)	(114)

In Rmb’000	95,233	(5,473)	240,566	(280,914)	39,310	809

In US$’000	15,184	(873)	38,356	(44,789)	6,268	129

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	US$’000

Singapore Dollar	6,048	9,523	1,518
Euro	295	(547)	(87)
Great British Pound	—	24,057	3,836
United States Dollar	1,985	(28,091)	(4,479)
Renminbi	4,080	3,931	627

Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit by the following amount:

	31.12.2011	31.12.2012	31.12.20112
	Rmb’000	Rmb’000	US$’000

Income statement	4,052	4,876	777

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

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

At December 31, 2012, the Group had approximately top 20 customers (2011: top 20 customers) that owed the Group more than Rmb 246.4 million (US$39.3 million) (2011: Rmb 476.6 million) and accounted for approximately 56% (2011: 59%) of accounts receivables (excluding bills receivables) owing respectively. These customers are located in the PRC. There were 35 customers (2011: 45 customers) with balances greater than 1 million (US$0.2 million) accounting for just over 81.3% (2011: 82.3%) of total accounts receivable (excluding bills receivables). The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 20. The Group does not hold collateral as security.

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

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	One year or less	Two to five years	Total
As at December 31, 2012	Rmb’000	Rmb’000	Rmb’000

Financial assets
Trade and bill receivables	6,591,736	—	6,591,736
Other receivables:
Staff advances	9,766	—	9,766
Associates	34,936	—	34,936
Other related parties	46,923	—	46,923
Others	151,708	—	151,708
Cash and bank balances	3,156,999	—	3,156,999

	9,992,068	—	9,992,068

Financial liabilities
Interest-bearing loans and borrowings	2,459,169	116,687	2,575,856
Trade and other payables	6,921,197	—	6,921,197

	9,380,366	116,687	9,497,053

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Liquidity risk (cont’d)

	One year or less	Two to five years	Total
As at December 31, 2011	Rmb’000	Rmb’000	Rmb’000

Financial assets
Trade and bill receivables	6,690,917	—	6,690,917
Other receivables:
Staff advances	3,856	—	3,856
Amounts due under guarantee contracts, net	12,043	—	12,043
Associates	123,111	—	123,111
Other related parties	37,756	—	37,756
Others	289,303	—	289,303
Cash and bank balances	4,124,776	—	4,124,776

	11,281,762	—	11,281,762

Financial liabilities
Interest-bearing loans and borrowings	3,746,729	156,466	3,903,195
Preference shares	—	830	830
Trade and other payables	7,234,151	—	7,234,151

	10,980,880	157,296	11,138,176

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance except where decisions are made to exit businesses or close companies.

The capital structure of the Group consists of debts (which includes the borrowings and trade and other payables, less cash and bank balances) and equity attributable to equity holders of the parent (comprising issued capital and reserves).

	31.12.2011	31.12.2012	31.12.2012
	Rmb’000	Rmb’000	US$’000

Interest-bearing loans and borrowings (See Note 16)	3,696,731	2,450,695	390,742
Trade and other payables (See Note 27)	7,234,151	6,921,197	1,103,525
Less: Cash and bank balances (See Note 22)	(4,124,776)	(3,156,999)	(503,356)

Net debts	6,806,106	6,214,893	990,911
Equity	5,542,203	5,901,913	941,008

Total capital and net debts	12,348,309	12,116,806	1,931,919

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2012 and 2011.

34.	Fair values of financial instruments

Fair value hierarchy

The Group classifies fair value measurement using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 –	Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Fair values of financial instruments (cont’d)

The Group has a financial asset in Level 1. The Group owns shares in TCL, which is a company listed on the main board of the Singapore Exchange and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. As at December 31, 2012, the Group classified the investment as held for trading and measured the investment at fair value through profit or loss.

The Group also has a financial liability in level 2. As at December 31, 2012, the Group enters into NDF with a financial institution and measured the NDF at fair value through profit or loss (See Note 16(a)). The fair value of NDF is determined by direct reference to its bid price quotation provided by the financial institution which the NDF is entered with.

The Group does not have any financial instruments in level 3 of the hierarchy.

During the reporting period ended December 31, 2012 and 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

Fair value of financial instruments by classes that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value

The Group’s financial assets consists of the carrying amounts of trade and bills receivables, other receivables, cash and bank balances, interest-bearing loans and borrowings, trade and other payables and other finance lease liabilities approximate their fair value due to their short term nature.

Other financial assets and liabilities

The carrying amounts of other receivables (non-current) and interest bearing loans and borrowings (non-current) approximate their fair value as their interest rates approximate the market lending rate.

35.	Events after the reporting period

(a)	Cooperation with Guangxi Skylink Software Technology Co., Ltd.

On February 8, 2013, Yuchai, pursuant to a Joint Venture Agreement entered into with Guangxi Skylink Software Technology Co., Ltd. (“Guangxi Skylink”), incorporated Guangxi Yineng IOT Techonology Co., Ltd (“Yineng”) in Nanning, Guangxi province to design, develop, manage and market an Electronic Operations Management Platform. The registered share capital of Yineng is Rmb 36 million. Yuchai holds 40% and Guangxi Skylink holds the remaining 60% in the joint venture. Yuchai and Guangxi Skylink hold joint control in governing the financial and operating policies of the joint venture.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Events after the reporting period (cont’d)

(b)

Proposed sale of 28% of the issued ordinary shares in the capital of Scientex Park (M) Sdn Bhd (“Proposed Scientex Park Sale”) and proposed disposal of 50% equity interest in Shanghai International Equatorial Hotel Company Ltd. (“Proposed SIEH Disposal”)

On March 26, 2013, the Proposed Scientex Park Sale and Proposed SIEH Disposal were approved at the Extraordinary General Meeting of HLGE. The Group’s investments in Scientex Park (M) Sdn Bhd and Shanghai International Equatorial Hotel Company Ltd. have been classified as assets classified as held for sale (See Note 23) as of December 31, 2012.

(c)	Sales of 4.5% of the issued shares in Thakral Corporation Ltd. (“TCL”)

Subsequent to the reporting period, the Company sold additional 116,284,000 sales in the open market at a consideration of S$4.3 million (US$3.5 million), resulting in its shareholding interests in TCL decreasing from 12.2% to 7.7% and recorded a gain of S$0.8 million (US$0.6 million).

(d)	Extension of loan agreement with HLGE

The Company, through its wholly owned subsidiary, Venture Lewis Limited (“VLL”) has entered into a loan agreement with HLGE (“2013 Loan Agreement”) for the extension of a loan of S$75 million (“Loan”) to HLGE. The original amount of the Loan was S$93 million which was granted to HLGE in February 2009 to refinance the zero coupon unsecured non-convertible bonds issued by HLGE in 2006 and which matured on July 3, 2009. However, the principal amount has been reduced to S$75 million pursuant to the partial repayments of S$ 10 million and S$8 million made by HLGE in February 2011 and April 2012 respectively.

The unsecured Loan has, pursuant to the terms of the 2013 Loan Agreement, been extended for one year from July 2013 and is due for repayment in July 2014. Under the terms of the 2013 Loan Agreement, the interest payable will remain as the aggregate of a margin of 1.50% per annum and the 12-month Singapore Interbank Offer Rate expressed in a percentage rate fixed by the Association of Banks in Singapore for Singapore Dollars as of January 29, 2013 which was 0.561%. In the event the interest rate charged on external funds utilized by CYI for their investment in HLGE is increased, the Company has a right to negotiate with HLGE with a view to agreeing on an increase in the interest rate payable by HLGE under the 2013 Loan Agreement subject to compliance with certain regulatory requirements. A negative pledge undertaking against any disposal or creation of security over substantially all of HLGE’s assets without VLL’s consent is also included.