Form 20-F
period 2013-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2014-04-22
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, 37,267,673 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Certain Definitions and Supplemental Information

All references to “China” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollars” “dollars” “US$” or “$” are to United States dollars; all references to “Renminbi” “RMB” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to Singapore dollars, the legal tender currency of Singapore; all references to “RM” are to Ringgit, the legal tender currency of Malaysia; all references to “GBP” are to Great British pounds, the legal tender currency of the United Kingdom. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollars at the rate of Rmb 6.1201 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on March 7, 2014, (ii) from Singapore dollar to US dollars at the rate of S$1.2682 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 7, 2014, and (iii) from Ringgit to US dollars at the rate of RM 3.2565 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 7, 2014. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollars at rates specified herein or any other rate.

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

As of December 31, 2013, 37,267,673 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year were 37,267,673. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 37,267,673 for 2013. As of March 7, 2014, 37,267,673 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards. All references to Tier 3 emission standards are to emission standards adopted by the Ministry of Environmental Protection of the People’s Republic of China applicable to diesel engines used in non-road machinery.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2014 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

•

political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth, inflation and the availability of credit, particularly to the extent such current or future conditions and policies affect the diesel and natural gas engine industries and markets in China, our diesel and natural gas engine customers, the demand, sales volume and sales prices for our diesel and natural gas engines and our levels of accounts receivable;

•

the effects of a strengthening recovery in the global economy subject to continued fragilities and certain downside risks such as the lingering fiscal policy uncertainty in the United States, protracted recovery in the Euro Area, weaker than expected growth in China, possible set-backs in the restructuring of China’s economy by its new government, the escalating geo-political crisis in Ukraine and increasing tensions relating to territorial disputes in the South China Sea, on the overall global economy and our business, operating results and growth rates;

•	the effects of competition and excess capacity in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of previously reported material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivable;

•	our dependence on the Dongfeng Automobile Company and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company;

•	our ability to successfully manage and implement our joint ventures and manufacture and sell our diesel and natural gas engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of fluctuating interest rates in China on our borrowing costs or the availability of funding;

•	the effects of inflation on our financial condition and results of operations, including the effects on Yuchai’s costs of raw materials and parts and labor costs;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•

the effects of uncertainties in the Chinese legal system, which could limit the legal protection available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•	the ability of HLGE to continue as a going concern and its ability to repay its debt obligations to us which may have a material adverse effect on the value of our investment in HLGE;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2011, 2012 and 2013, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2009 and 2010, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2009 and 2010 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2009 by applying IFRS 1: First Time Adoption of International Reporting Standards.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to US GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2011, 2012 and 2013 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2013, we had a 48.9% interest in the outstanding ordinary shares of HLGE and a 7.7% interest in the outstanding ordinary shares of TCL. As of March 7, 2014, our interest in the outstanding ordinary shares of HLGE and TCL remain unchanged.

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

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.1% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2013. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2013.

Relating to our interest in TCL:

In July 2010, we reduced our total shareholding in TCL from 34.4% to 13.9%. As a result of the subsequent sales of TCL shares in the open market, our shareholding interest in TCL decreased to 12.2% as of December 31, 2012 and to 7.7% as of December 31, 2013 and remained unchanged as of March 7, 2014.

We classify our shareholding in TCL as held for trading investment.

For further information on the Company’s investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

	Year ended December 31,
	2009	2010	2011	2012	2013	2013
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands)
Selected Consolidated Statement of Profit or Loss Data:
Revenue	13,175,903	16,208,184	15,444,428	13,449,489	15,902,355	2,598,382
Gross profit	2,545,818	4,008,931	3,442,279	2,879,884	3,264,904	533,472
Research and development costs	(297,259)	(324,123)	(328,140)	(373,732)	(468,612)	(76,569)
Other operating income, net	77,555	87,628	73,078	132,350	156,352	25,547
Operating profit	854,257	1,949,672	1,535,088	1,163,464	1,402,416	229,149
Share of results of associates and joint ventures	(13,046)	(54,023)	(79,632)	(36,869)	(79,086)	(12,922)
Profit before tax from continuing operations	966,668	1,765,203	1,299,282	913,576	1,162,119	189,886
Income tax expense	(147,223)	(327,946)	(226,780)	(142,238)	(222,147)	(36,298)
Profit for the year from continuing operations	819,445	1,437,257	1,072,502	771,338	939,972	153,588
Profit after tax for the year from discontinued operations	13,022	12,655	–	–	–	–
Profit for the year	832,467	1,449,912	1,072,502	771,338	939,972	153,588
Attributable to:
Equity holders of the parent	628,331	1,117,297	818,532	567,333	700,423	114,446
Non-controlling interests	204,136	332,615	253,970	204,005	239,549	39,142
Basic and diluted earnings per common share attributable to ordinary equity holders of the parent	16.86	29.98	21.96	15.22	18.79	3.07
Profit from continuing operations per share	21.99	38.57	28.78	20.70	25.22	4.12
Profit for the year per share	22.34	38.91	28.78	20.70	25.22	4.12
Weighted average number of shares	37,268	37,268	37,268	37,268	37,268	37,268

	As of December 31,
	2009	2010	2011	2012	2013	2013
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	1,471,624	2,553,495	2,754,111	2,906,300	4,333,904	708,141
Property, plant and equipment	2,975,169	3,276,302	3,748,233	4,016,593	4,036,163	659,493
Trade and bills receivables	2,506,701	4,234,475	6,690,917	6,591,736	7,437,948	1,215,331
Short-term interest-bearing loans and borrowings	667,173	423,543	3,551,848	2,339,273	1,230,981	201,138
Trade and other payables	6,190,246	7,902,317	7,234,151	6,921,197	7,718,488	1,261,171
Total assets	13,305,911	16,246,263	19,151,019	17,923,673	19,293,168	3,152,427
Long-term interest-bearing loans and borrowings	411,875	201,850	144,883	111,422	1,028,396	168,036
Non-controlling interests	1,360,459	1,687,980	1,807,958	1,869,954	2,042,592	333,751
Issued capital	1,724,196	1,724,196	1,724,196	1,724,196	1,724,196	281,727
Equity attributable to equity holders of the parent	4,049,331	5,097,947	5,542,203	5,901,913	6,391,573	1,044,357

	Year ended December 31,
	2009	2010	2011	2012	2013	2013
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	3,969,358	1,464,964	(1,762,386)	1,512,192	589,642	96,345
Capital expenditures(3)	788,936	644,305	931,764	736,727	429,631	70,200

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollars has been made at the rate of Rmb 6.1201 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 7, 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollars at that rate or at any other rate prevailing on March 7, 2014 or any other date. The rate quoted by the People’s Bank of China at the close of business on December 31, 2013 was Rmb 6.0969 = US$1.00.

(2)

Current assets less current liabilities. The Revised IAS 19 amended the definition of short-term employee benefits and requires employee benefits to be classified as short-term based on the expected timing of settlement rather than the employee’s entitlement to the benefits. The change in accounting policy has been applied retrospectively.

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

The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year /in the fiscal year (in thousands)
2009	US$0.10 (2)	Rmb 144,565 (US$21,130) (3)
2010	US$0.25 (4)	Rmb 451,775 (US$69,213) (5)
2011	US$1.50 (6)	Rmb 234,917 (US$36,829) (7)
2012	US$0.90 (8)	Rmb 234,923 (9)
2013	US$0.90 (10) (11)	Rmb 343,349 (12)

(1)

Dividends paid by Yuchai to us, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in US dollars (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for fiscal years 2009, 2010 and 2011, the exchange rates used were Rmb 6.8417 = US$1.00, Rmb 6.5273 = US$1.00 and Rmb 6.3786 = US$1.00 respectively.

(2)	On September 24, 2009, we declared a dividend of US$0.10 per ordinary share amounting to US$3.7 million for fiscal year 2008. This dividend was paid to our shareholders on October 16, 2009.
(3)	The dividend declared by Yuchai for fiscal year 2009 was paid to us on May 14, 2010.
(4)	On March 5, 2010, we declared a dividend of US$0.25 per ordinary share amounting to US$9.3 million for fiscal year 2009. This dividend was paid to our shareholders on March 30, 2010.
(5)	The dividend declared by Yuchai for fiscal year 2010 was paid to us on May 5, 2011.
(6)

On May 11, 2011, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$1.00 per ordinary share amounting to a total of US$55.9 million for fiscal year 2010. This dividend was paid to our shareholders on May 31, 2011.

(7)	The dividend declared by Yuchai for fiscal year 2011 was paid to us on June 12, 2012.
(8)

On June 15, 2012, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$0.40 per ordinary share amounting to a total of US$33.5 million for fiscal year 2011. This dividend was paid to our shareholders on July 9, 2012.

(9)

The dividend declared by Yuchai for fiscal year 2012 was paid to us on June 7, 2013. For dividends paid for fiscal year 2012, Rmb 68.4 million was paid in Renminbi and the remaining Rmb 166.5 million was paid in US dollars at an exchange rate of Rmb 6.1474 = US$1.00.

(10)

On June 17, 2013, we declared a dividend of US$0.40 per ordinary share and a special dividend of US$0.40 per ordinary share amounting to a total of US$29.8 million for fiscal year 2012. This dividend was paid to our shareholders on July 10, 2013.

(11)

On August 5, 2013, we declared an interim dividend of US$0.10 per ordinary share for fiscal year 2013 amounting to a total of US$3.7 million. This dividend was paid to our shareholders on August 26, 2013.

(12)

The dividend declared by Yuchai for fiscal year 2013 has been approved for payment by Yuchai’s Board of Directors. It will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2013 and upon the receipt of approval by Yuchai’s shareholders.

Historical Exchange Rate Information

On December 31, 2013, the PBOC rate was Rmb 6.0969 = US$1.00. On March 7, 2014, the PBOC rate was Rmb 6.1201 = US$1.00.

On December 31, 2013, the noon buying rate was Rmb 6.0537 = US$1.00. On March 7, 2014, the noon buying rate was Rmb 6.1258 = US$1.00.

The following tables set forth certain information concerning exchange rates between Renminbi and US dollars based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	High	Low
October 2013	6.1209	6.0815
November 2013	6.0993	6.0903
December 2013	6.0927	6.0537
January 2014	6.0600	6.0402
February 2014	6.1448	6.0591
March 2014	6.2273	6.1183

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	Period End	Average (2)	High	Low
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014 (through March 7, 2014)	6.1258	6.0729	6.1460	6.0402

(1)

The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of December 31, 2013 was Rmb 6.0969 compared with Rmb 6.0537 for the noon buying rate at the end of December 31, 2013.

(2)	Determined by averaging the rates on each business day of each month during the relevant period.

Risk Factors

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of March 27, 2014, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 13,243,431, or 35.5%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.0% of the outstanding shares of our Common Stock and has, since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 14.5% of the outstanding shares of our Common Stock as of March 27, 2014. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd. or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

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

There continues to be volatility in the market price for our Common Stock. The market price could fluctuate substantially in the future in response to a number of factors, including:

•	our operating results whether audited or unaudited;

•	the public’s reaction to our press releases and announcements and our filings with the SEC;

•	changes in financial estimates or recommendations by stock market analysts regarding us, our competitors or other companies that investors may deem comparable;

•	operating and stock price performance of our competitors or other companies that investors may deem comparable;

•	political, economic, and social conditions in China;

•	any negative perceptions about corporate governance or accounting practices at listed companies with significant operations in China;

•

changes in general economic conditions, especially the effects of a strengthening recovery in the global economy subject to continued fragilities and certain downside risks such as the lingering fiscal policy uncertainty in the United States, protracted recovery in the Euro Area, weaker than expected growth in China, possible set-backs in the restructuring of China’s economy by its new government, the escalating geo-political crisis in Ukraine and increasing tensions relating to territorial disputes in the South China Sea — see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.”;

•	future sales of our Common Stock in the public market, or the perception that such sales could occur; or

•	the announcement by us or our competitors of a significant acquisition.

All of the above factors working together may result in market fluctuations which may materially adversely affect our stock price.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2013. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”

Risks relating to our company and our business

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.

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

According to the World Bank’s latest Global Economic Prospects issued on January 14, 2014, five years after the global financial crisis, the world economy is showing signs of improvement in 2014 due to a recovery in the high income countries of the United States, the Euro Area and Japan and the firming of growth in developing countries. The world economy is expected to grow 3.2% in 2014 compared with 2.4% in 2013 and strengthening to 3.4% and 3.5% in 2015 and 2016 respectively. Much of the initial growth acceleration reflects a pick-up in high income country growth which, after years of extreme weakness and outright recession, appear to be finally emerging from the global financial crisis. However, growth prospects in 2014 is sensitive to the tapering of monetary stimulus in the United States beginning in January 2014 and the structural shifts occurring in China’s economy. Although growth in the Euro Area had turned positive in the second quarter of 2013 led by stronger growth in Germany, Euro Area output remains well below pre-crisis levels in some of the hardest-hit countries of the region. The global economy is recovering but downside risks persist. These risks include a derailment of the recovery in the Euro Area, ongoing debt and fiscal issues in the United States with a possibility of a debt default, a slowdown in China’s economy as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption, an escalation of the recent geo-political crisis in Ukraine and increasing tensions relating to territorial disputes in the South China Sea without any immediate resolution. Further, in recent years, as a result of recurring liquidity tightening in the banking system, alternative lending and borrowing outside of traditional banking practices, generally known as “shadow banking”, has grown to become an integral and significant aspect of the Chinese economy. Such alternative lending is loosely regulated and has led to an increase in China’s debt levels leading to concern over rising bad debts and financial problems. As some of the funds obtained from shadow banking are being used for investments in speculative and risky products, should a widespread default on such investments occur, this could harm the growth prospects of the Chinese economy. Even if the Chinese government increases regulation over such alternative lending and borrowing, there is no assurance that such regulations will be successful, or that they would not have an adverse impact on the overall loan markets and liquidity in China, which will negatively impact the Chinese economy.

The pace of economic growth in China slowed from 9.2% in 2011 to 7.8% in 2012 to 7.7% in 2013 (Source: China’s National Bureau of Statistics). The World Bank has forecast China’s economy to expand in 2014 by 7.7%. On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress, the new government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fuelled growth. On March 5, 2014, at the National People’s Congress in Beijing, Premier Li Keqiang in his first annual policy report announced that the growth target for China in 2014 would remain at 7.5%, the same level as that set for 2012 and 2013 in order to strengthen market confidence and improve the economic structure of China. Premier Li also advocated a balanced monetary policy and placed an emphasis on wide-ranging reforms in a continuation of the goals set out in the November reform document. On April 3, 2014, China’s State Council in an effort to maintain economic growth, unveiled a new stimulus package consisting of tax breaks for small firms and the speeding up of railway investments and renovations of shanty towns. As the new Chinese government has stated that pursuing reforms stretching from finance to the environment is its top priority, further changes to existing economic and social policies, in addition to those already announced, are expected to be implemented by the new leadership. The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by Chinese government policy.

The diesel engine business in China is dependent in large part on the Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by Chinese government policies affecting our business.

Our business is dependent on the state of the commercial vehicle market in China. The sales of diesel powered commercial vehicles can be cyclical and we have experienced fluctuations over the years (Source: China Association of Automobile Manufacturers). This is the result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In 2010, the sales of diesel powered commercial vehicles increased 29.8% over 2009. This was partly due to the Chinese government’s stimulus measures to counter the effects of the global financial crisis and maintain economic stability as well as the evolving emission standards for automotive vehicles which contributed to the demand for new vehicles. Thereafter, in 2011 and 2012, sales of diesel powered commercial vehicles declined by 5.6% and 9.0%, respectively. This was due to a variety of factors including the phasing out of government incentives for commercial vehicle purchases and slowing down of the implementation of infrastructure projects. In 2013, we witnessed a rebounding of the diesel engine market which recorded an increase of 5.6% mainly due to the pre-buying of commercial vehicles prior to the implementation of the National IV emission standards nationwide on July 1, 2013 and the uneven enforcement of the new emission standards by the authorities after July 1, 2013.

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. China’s 12th Five-Year Plan, which was officially adopted in 2011, targets a 16% and 17% reduction in energy use and carbon dioxide emissions respectively per unit of economic output by 2015. Out of seven strategic investment areas identified under the 12th Five-Year Plan, three relate to energy, namely clean energy, energy conservation and clean energy vehicles. On June 16, 2012, in an effort to strengthen the country’s energy saving and emission reduction efforts, the Chinese government issued the 12th Five-Year Development Plan for the Energy Saving and Environmental Protection Industry (the “Energy Plan”). While the Energy Plan recognized that China’s energy saving and environmental protection industry has grown rapidly and is expected to continue to do so through 2015, it also acknowledged that the scale and strength of the industry are not sufficient to meet the needs of the nation’s economic and social development. On August 11, 2013, the new Chinese government released a guideline titled “Opinions of the State Council on Accelerating the Development of Energy-Saving and Environmental Protection Industries.” According to the guideline, the government plans to upgrade the environmental sector to a key industry by 2015 and the sector is expected to grow at the rate of 15% annually. The government announced that it would fund through investments, tax breaks and direct subsidies, environmental protection industries across a range of technologies addressing air, water and soil pollution including energy saving products, electrical vehicles and pollution monitoring. Although the Energy Plan and new guideline formulated a series of policy measures to create a sustainable environment for the rapid growth of the energy saving and environmental protection industry by 2015, there is no assurance that these measures will be successful. We cannot assure you that the Chinese government will not change its policies in the future to de-emphasize the use of diesel engines and encourage increased use of cleaner energy alternatives, and any such change will adversely affect our financial condition, results of operations, business or prospects.

The government incentive schemes for agriculture machinery in 2013 resulted in an increase in the demand for agricultural engines as a result of which Yuchai recorded a significant increase in agriculture engine sales in 2013. However, since the government incentive schemes may be changed from time to time, there can be no assurance that our sales of agricultural engines will continue to grow at the same rate as 2013 or at all.

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

Although we own 76.4% of the outstanding shares of Yuchai, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s Chinese shareholders regarding our investment in Yuchai, we may have to rely on the Chinese legal system for remedies. The Chinese legal system may not be as effective as compared to other more developed countries, such as the United States. See “Item 3. Key Information — Risk Factors — Risks relating to China — The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.” We have, in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s Chinese shareholders in the daily management and operation of Yuchai. We have, in the past also experienced problems from time to time in obtaining the assistance and cooperation of the State Holding Company in dealing with other various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement, the Reorganization Agreement and the Cooperation Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors. Yuchai’s Articles of Association have been amended and such amended Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009, entitle the Company to elect nine of Yuchai’s 13 directors, thereby reaffirming the Company’s right to effect all major decisions relating to Yuchai. While Yuchai has affirmed the Company’s continued rights as Yuchai’s majority shareholder and authority to direct the management and policies of Yuchai, no assurance can be given that disagreements and difficulties with Yuchai’s management and/or Yuchai’s Chinese shareholders will not recur, including implementation of the Reorganization Agreement and the Cooperation Agreement, corporate governance matters or related party transactions. Such disagreements and difficulties could ultimately have a material adverse impact on our consolidated financial position, results of operations and cash flows.

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

We restated our consolidated financial statements for the year ended December 31, 2005, and reported material weaknesses in our internal control over financial reporting and concluded that as of December 31, 2005 to 2011, our disclosure controls and procedures were not effective and as of December 31, 2006 to 2011, our internal control over financial reporting was not effective. However, for the year ended December 31, 2012, no material weakness in our internal control over financial reporting was identified and management had concluded that as of December 31, 2012, our disclosure controls and procedures and internal control over financial reporting were effective. During the period covered by this Annual Report, no material weakness in our internal control over financial reporting was identified and management has concluded that as of December 31, 2013, our disclosure controls and procedures and internal control over financial reporting were effective. Our current independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013. See “Item 15. Controls and Procedures.”

We cannot assure you that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be delisted or suspended from trading on the New York Stock Exchange (NYSE). In addition, any such failure could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

We depend on and expect to continue to depend on the Dongfeng Group for a significant percentage of our sales

Our sales are concentrated among the Dongfeng Group, which includes the Dongfeng Automobile Company, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Automobile Company. In 2013, sales to the Dongfeng Group accounted for 20.7% of our total revenue, of which sales to our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 5.5% and 3.3% respectively. In 2013, our sales to our top five customers including the Dongfeng Group accounted for 34.8% of our total revenue. Although we consider our relationship with the Dongfeng Group and the other top four customers to be good, the loss of one or more of the companies within the Dongfeng Group as a customer or any one of our other top four customers whether singly or combined together would have a material adverse effect on our financial condition, results of operations, business or prospects.

As we are dependent on the purchases made by the Dongfeng Group from us, we have exposure to their liquidity arising from the high level of accounts receivable from them. We cannot assure you that the Dongfeng Group will be able to repay all the money they owe to us. In addition, the Dongfeng Group may not be able to continue purchasing the same volume of products from us which would reduce our overall sales volume.

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

In addition, we believe there was excess capacity in the diesel engine industry in the past due to structural factors. The stimulus measures announced by the Chinese government in 2009 to counter the effects of the global financial crisis and maintain economic stability led to significantly increased demand for commercial vehicles in China in 2010, which we believe led our competitors to invest in significant capacity expansion. These investments significantly increased the overall capacity in the industry in 2012. The market for commercial vehicles in China softened in 2011 and this continued into 2012 due to a variety of factors including the phasing out of government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities to curb emissions and ease traffic congestion and a slowdown in China’s economy. The market rebounded in 2013 mainly due to the pre-buying of commercial vehicles prior to the implementation of the National IV emission standards nationwide on July 1, 2013 and the uneven enforcement of the new emission standards by the authorities after July 1, 2013. Any excess capacity or decrease in demand in the diesel engine industry in the future could lead to a decrease in prices in the diesel engine market and as we and our competitors compete through lower prices, this could adversely impact our revenues, margins and overall profitability. Furthermore, if restrictions and tariffs on the import of motor vehicles and motor vehicle parts into China are reduced, foreign competition could increase significantly. An increase in competition as a result of these various factors operating singly or together may adversely affect our financial condition, results of operations, business or prospects as a result of lower gross margins, higher fixed costs or decreasing market share.

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

In 2010, diesel powered commercial vehicles recorded sales of 3.5 million engines in China, as reported by the China Automobiles Association of Manufacturers. In 2011 and 2012, due to a softening in the commercial vehicle market in China, our net sales decreased by 4.7% and 12.9%, respectively. In 2013, the market rebounded and our net sales increased by 18.2%. However, we cannot assure you that we will be able to increase our net sales or maintain our present level of net sales. For example, we may not be able to increase our net sales commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. According to the World Bank’s latest Global Economic Prospects issued on January 14, 2014, five years after the global financial crisis, the world economy is showing signs of improvement in 2014 due to a recovery in the high income countries of the United States, the Euro Area and Japan and the firming of growth in developing countries. The world economy is expected to grow 3.2% in 2014 compared with 2.4% in 2013 and strengthening to 3.4% and 3.5% in 2015 and 2016 respectively. Much of the initial growth acceleration reflects a pick-up in high income country growth which, after years of extreme weakness and outright recession, appear to be finally emerging from the global financial crisis. However, growth prospects in 2014 is sensitive to the tapering of monetary stimulus in the United States beginning in January 2014 and the structural shifts occurring in China’s economy. Although growth in the Euro Area had turned positive in the second quarter of 2013 led by stronger growth in Germany, Euro Area output remains well below pre-crisis levels in some of the hardest-hit countries of the region. The global economy is recovering but downside risks persist. These risks include a derailment of the recovery in the Euro Area, ongoing debt and fiscal issues in the United States with a possibility of a debt default, a slowdown in China’s economy as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption, an escalation of the recent geo-political crisis in Ukraine and increasing tensions relating to territorial disputes in the South China Sea without any immediate resolution. The World Bank has forecast China’s economy to expand in 2014 by 7.7%. On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress, the new government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fuelled growth. On March 5, 2014, at the National People’s Congress in Beijing, Premier Li Keqiang in his first annual policy report announced that the growth target for China in 2014 would remain at 7.5%, the same level as that set for 2012 and 2013 in order to strengthen market confidence and improve the economic structure of China. Premier Li also advocated a balanced monetary policy and placed an emphasis on wide-ranging reforms in a continuation of the goals set out in the November reform document. On April 3, 2014, China’s State Council in an effort to maintain economic growth, unveiled a new stimulus package consisting of tax breaks for small firms and the speeding up of railway investments and renovations of shanty towns. Any weakness or instability in the global or Chinese economies could, in turn, adversely impact the commercial vehicle market in China and our sales growth. Further, in recent years, as a result of recurring liquidity tightening in the banking system, alternative lending and borrowing outside of traditional banking practices, generally known as “shadow banking”, has grown to become an integral and significant aspect of the Chinese economy. Such alternative lending is loosely regulated and has led to an increase in China’s debt levels leading to concern over rising bad debts and financial problems. As some of the funds obtained from shadow banking are being used for investments in speculative and risky products, should a widespread default on such investments occur, this could harm the growth prospects of the Chinese economy. Even if the Chinese government increases regulation over such alternative lending and borrowing, there is no assurance that such regulations will be successful, or that they would not have an adverse impact on the overall loan markets and liquidity in China, which will negatively impact the Chinese economy.

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

If we are not able to continuously improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.

As the Chinese automotive industry continues to develop, we will have to continuously improve our existing engine products, develop new engine products and enter into new markets in order to remain competitive. As a result, our long-term business prospects will largely depend upon our ability to develop and introduce new or improved products at competitive prices and enter into new markets. Future products may utilize different technologies and may require knowledge of markets that we do not currently possess. Moreover, our competitors may be able to introduce new or improved engine models that are more favorably received by customers than our products or enter into new markets with an early-entrant advantage. Any failure by us to introduce, or any delays in the introduction of, new or improved products at competitive prices or entering into new markets could have a material adverse effect on our financial condition, results of operations, business or prospects.

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to consider establishing a proposed joint venture company to develop diesel engines for passenger cars in China. In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint venture companies — one in Tiantai, Zhejiang Province (“Zhejiang Yuchai”) and the other in Jining, Shandong Province (“Jining Yuchai”) — which have been duly incorporated. The joint venture companies were to be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. On May 22, 2012, in order to streamline the operations of both joint venture companies, we announced that Yuchai had entered into a share swap agreement such that Yuchai exited from Zhejiang Yuchai and increased its stake in Jining Yuchai. The share swap involved Yuchai transferring its 52% shareholding in Zhejiang Yuchai to Yinlun, and Yinlun transferring its 18% shareholding in Jining Yuchai to Yuchai, such that Yuchai now holds a 70% shareholding in Jining Yuchai with Geely maintaining its 30% shareholding. The share swap agreement also provided for the technology for the 4D20 diesel engine to be entirely owned by Jining Yuchai. Tests on the second and third-generation prototype 4D20 diesel engines designed for passenger vehicles to be produced by Jining Yuchai are still in progress.

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

On June 4, 2013, Yuchai and Yuchai’s joint venture company, Y&C Engine Co., Ltd entered into a framework agreement with Baotou Bei Ben Heavy Duty Truck Co., Ltd (“Bei Ben”) and Inner Mongolia First Machinery Group Co., Ltd (“First Machinery Group”) to establish a new joint venture company to be located in Baotou, Inner Mongolia to produce diesel and gas engine models YC6A, YC6L, YC6MK and Y&C Power’s advanced diesel and gas engine model YC6K to meet the needs of Bei Ben’s heavy-duty and medium-duty trucks and buses. On October 12, 2013, we announced that further to discussions between the joint venture parties, the First Machinery Group would exit from the joint venture and be replaced with Baotou Beifang Chuangye Co., Ltd., an entity affiliated with the First Machinery Group. The new joint venture company is expected to be established in 2014.

There can be no assurance that these joint ventures will be successful or profitable. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment and shareholding changes.

In March 2012, we announced that Yuchai will be constructing a new facility at its main manufacturing facility at Yulin City, Guangxi Province to develop and produce a full portfolio of natural gas engines to complement its existing suite of diesel engines. In December 2012, we announced that seven new models of natural gas engines would be launched in 2013 for both on-road and off-road applications, all of which would be compliant with China’s National V emission standards. The main applications of Yuchai’s natural gas engines are in the large bus, medium- to heavy-duty truck, power generator and marine sectors. The new facility was completed and has been in operations since the middle of 2013 to develop and manufacture a full portfolio of gas engines for all applications. See “Item 4. Information on the Company — Products and Product Development — Yuchai — Other products and services” for more information on Yuchai’s natural gas engines.

Natural gas engines represent an emerging market in China, as well as in other countries around the world, and the development of a sustainable market for natural gas engines may be affected by many factors, some of which are beyond our control, including:

•	the emergence of newer, more competitive technologies and products;

•	the future cost and availability of natural gas;

•	the successful development of natural gas refueling infrastructure;

•	the structure and implementation of government policies, including the availability of government incentives;

•	consumer perceptions of the safety of natural gas engines; and

•	consumer reluctance to adopt new products.

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

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” A portion of our borrowings may be structured on a floating rate basis and denominated in US dollars, Singapore dollars or Renminbi. In 2011, Yuchai issued Rmb-denominated unsecured short-term financing bonds (“STFBs”) in China amounting to Rmb 2.4 billion upon the receipt of approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”), a self-regulatory association of institutional investors in the inter-bank market in China under the supervision of the PBOC, at interest rates ranging from 4.59% to 5.77% per annum. The STFBs were fully repaid on their respective maturity dates in 2012. In 2012, Yuchai issued STFBs amounting to RMB1.0 billion at an interest rate of 4.45% per annum which were fully repaid upon its maturity in August 2013. In 2013, Yuchai issued the first tranche of Rmb-denominated three year unsecured medium-term notes (“MTNs”) in China amounting to RMB 1.0 billion upon the receipt of approval from NAFMII, at an annual interest rate of 4.69%. The maturity date of the MTNs is May 30, 2016.

In 2013, as a result of a shortage of liquidity in China’s banking system, significant fluctuations in interest rates occurred notably in June and December necessitating an injection of funds by the PBOC on December 19, 2013 to stabilize the market. A shortage of liquidity in the banking system could increase the cost of borrowing which will affect our cost of business. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollars and US dollars, may increase our borrowing costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects. In particular, our financial condition, results of operations, business or prospects could be adversely affected by a devaluation of the Renminbi.

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies, such that the Renminbi was no longer pegged to the US dollars. From December 31, 2009 to December 31, 2013, the Renminbi appreciated about 12.8% against the US dollars. From December 31, 2009 to December 31, 2013, the Singapore dollars appreciated about 11.2% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollars fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollars and other currencies could have an adverse effect on our financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. The global economic crisis resulted in a slowing of the rate of inflation in January 2009 and thereafter into negative territory until November and December 2009 according to the National Bureau of Statistics. In 2010, the annual inflation rate was 3.3% which increased to 5.4% in 2011 leading to the Chinese government raising lending interest rates and the reserve requirements for banks six times in 2011 to counter accelerating inflation. According to the National Bureau of Statistics, the annual inflation rate for 2012 and 2013 fell to 2.6% as a result of the slowing economy which weakened further to 2.5% and 2.2% in January and February 2014 respectively. China’s central bank, in its quarterly monetary policy report issued on February 8, 2014, noted that although prices were basically stable, there was a need to manage inflation expectations. On March 5, 2014, at Premier Li Keqiang’s first annual policy report presented at the National People’s Congress in Beijing, he announced the maintenance of a steady inflation rate of 3.5% in 2014, the same as in 2013. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations.

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

The manufacture and sales of Euro 0 and Euro I engines in major urban areas became unlawful after August 31, 2004. After that date, the engines equipped with Euro 0 and Euro I engines are not permitted to be sold and used in major urban areas. The manufacture and sale of Euro II engines was phased out from June 30, 2008. In July 2008, China officially implemented the National III emission standards throughout China. The increasingly stringent emission standards led to the early implementation of the National IV emission standards in the main cities of Beijing in 2008, Shanghai in 2009 and Shenzhen and Guangzhou in 2010. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. While Yuchai produces diesel engines compliant with National III and National IV emission standards, it has the ability to produce certain diesel and natural gas engines compliant with National V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency, there can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

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

Since the late 1970s, the Chinese government has been reforming the Chinese economic system from a planned economy to a market-oriented economy. In recent years, the Chinese government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the Chinese economy and a higher level of management autonomy. These reforms have resulted in significant economic growth and social progress, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. For example, the Chinese government has from time to time introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb property, stock market speculation and inflation. Severe measures or other actions by the Chinese government, such as placing additional controls on the prices of diesel and diesel-using products, could restrict our business operations and adversely affect our financial position. Although we believe that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect in the longer term on economic development in China and that we will continue to benefit in the longer term from these policies and measures, these policies and measures may, from time to time, be modified or reversed. On March 5, 2013, at Premier Wen Jiabao’s last annual address to open the National People’s Congress in Beijing, he announced that the growth target for China in 2013 remained at 7.5%, the same level as that set for 2012, in part due to the continuing impact of the global financial crisis and the uncertain recovery of the world economy. Upon the completion of a once-in-a decade leadership change in China in mid-March 2013 whereby Xi Jinping and Li Keqiang officially succeeded Hu Jintao and Wen Jiabao as President and Premier, respectively, the new government at the Third Plenum of the 18th Chinese Communist Party Central Committee held from November 9 to 12, 2013 issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fuelled growth. On March 5, 2014, at the National People’s Congress in Beijing, Premier Li Keqiang in his first annual policy report announced that the growth target for China in 2014 would remain at 7.5%, the same level as that set for 2012 and 2013 in order to strengthen market confidence and improve the economic structure of China. Premier Li also advocated a balanced monetary policy and placed an emphasis on wide-ranging reforms in a continuation of the goals set out in the November reform document. In view of the increased focus on domestic consumption, further changes to existing economic and social policies are expected to be announced and implemented by the new leadership. On April 3, 2014, China’s State Council in an effort to maintain economic growth, unveiled a new stimulus package consisting of tax breaks for small firms and the speeding up of railway investments and renovations of shanty towns. Adverse changes in economic and social conditions in China, in the policies of the Chinese government or in the laws and regulations in China, could have a material adverse effect on the overall economic growth of China and infrastructure investment in China. These developments could adversely affect our financial condition, results of operations and business, by reducing the demand for our products.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our financial condition, results of operations, business or prospects.

Since the late 1990s, many Asian countries have experienced significant changes in economic conditions, including, for example, substantial depreciation in currency exchange rates, increased interest rates, reduced economic growth rates, corporate bankruptcies, volatility in the market values of shares listed on stock exchanges, decreases in foreign currency turnover and government-imposed austerity measures. Many Asian governments have implemented and continue to implement policy measures to counter the effects of the global financial crisis that began in the third and fourth quarters of 2008 and maintain economic stability. For example, as a result of China’s slowing growth in 2012 amid weaknesses in the global economy, in particular the key export markets of the United States and Europe, the Chinese government quickened the approval process for infrastructure projects and cut interest rates in June and July 2012 and bank reserve requirements in February and May 2012 in an effort to avert a sharp slowdown in its economy. Although growth in China in the fourth quarter of 2012 improved to 7.9% after seven quarters of declining growth and was 7.7% in 2013 according to the National Bureau of Statistics, the Chinese government is forecasting growth in 2014 to remain at 7.5%, the same level as that set for 2012 and 2013. On March 5, 2013, in his last annual address to open the National People’s Congress in Beijing, Premier Wen Jiabao also noted that expanding domestic demand would be China’s long-term strategy for economic development and that a proper level of economic growth was required to be maintained in order to change the growth model and restructure the economy. The once-in-a-decade leadership change was completed in mid-March 2013 and the new government at the Third Plenum of the 18th Chinese Communist Party Central Committee held from November 9 to 12, 2013 issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fuelled growth. On March 5, 2014, at the National People’s Congress in Beijing, Premier Li Keqiang in his first annual policy report announced that the growth target for China in 2014 would remain at 7.5%, the same level as that set for 2012 and 2013 in order to strengthen market confidence and improve the economic structure of China. Premier Li also advocated a balanced monetary policy and placed an emphasis on wide-ranging reforms in a continuation of the goals set out in the November reform document. In view of the increased focus on domestic consumption, further changes to existing economic and social policies are expected to be announced and implemented by the new leadership. There can be no assurance these, or other, policy measures will have their intended effect on economic growth in China which, in turn, could impact the commercial vehicle market in China and our sales growth.

The global economy is recovering but downside risks to the global economy persist. These risks include a derailment of the recovery in the Euro Area, ongoing debt and fiscal issues in the United States with a possibility of a debt default, a slowdown in China’s economy as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption, an escalation of the recent geo-political crisis in Ukraine and increasing tensions relating to territorial disputes in the South China Sea without any immediate resolution. Demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that adverse economic developments occur in China, our sales may decrease and our financial condition, results of operations, business or prospects could therefore suffer.

Further, in recent years, as a result of recurring liquidity tightening in the banking system, alternative lending and borrowing outside of traditional banking practices, generally known as “shadow banking”, has grown to become an integral and significant aspect of the Chinese economy. Such alternative lending is loosely regulated and has led to an increase in China’s debt levels leading to concern over rising bad debts and financial problems. As some of the funds obtained from shadow banking are being used for investments in speculative and risky products, should a widespread default on such investments occur, this could harm the growth prospects of the Chinese economy. Even if the Chinese government increases regulation over such alternative lending and borrowing, there is no assurance that such regulations will be successful, or that they would not have an adverse impact on the overall loan markets and liquidity in China, which will negatively impact the Chinese economy.

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

Our Chinese operating subsidiary, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. Furthermore, the General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. As a result, we may not be able to increase the capital contribution of our operating subsidiary, Yuchai and subsequently convert such capital contribution into Renminbi for equity investment or acquisition in China.

Outbreaks of infectious diseases, such as the Influenza A (H1N1) virus, severe acute respiratory syndrome (SARS) and the Avian flu (H5N1 and H7N9), in various parts of China and other countries may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. In a matter of weeks, the H1N1 virus had spread internationally but the symptoms in cases outside of Mexico were milder than world health officials had feared with fewer resulting deaths compared to Mexico, the epicentre of the epidemic. The spread of the virus worldwide caused the World Health Organization (“WHO”) to declare the H1N1 virus outbreak a global pandemic on June 11, 2009. However, the WHO in January 2010 said that the pandemic was easing although it warned of a possible new wave of infections in the northern hemisphere in late winter or early spring. In August 2010, the WHO declared the H1N1 pandemic officially over but anticipated that localized outbreaks with significant levels of H1N1 transmission might occur. The high unpredictability of the future evolution of this new virus and the possibility of a widespread re-occurrence may have a significant impact on global economic activity. In 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS, which severely restricted the level of economic activity in affected areas, including Beijing and Guangdong Province. The SARS epidemic in China had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. Although this SARS outbreak was brought under control during 2003, there have been a number of cases reported in China and elsewhere in the Asia region since that outbreak. In addition, an infectious strain of influenza known as the H5N1 Avian flu has been reported from time to time in China, Hong Kong, Vietnam, and other parts of Asia. In March 2013, there was an outbreak of a new strain of Avian flu (H7N9) in east China’s Anhui, Jiangsu and Zhejiang provinces which resulted in a number of deaths as reported by the Chinese authorities. In September 2012, WHO issued an international alert of a new virus known as the novel coronavirus, or NCoV. The virus first emerged in the Middle East and was discovered in September 2012 when the United Kingdom informed WHO of a case of acute respiratory syndrome. The NCoV virus belongs to the same family of virus as SARs. Since March 2013, China has reported more than 200 human cases of H7N9 and on January 20, 2014, WHO’s representative to China said that human-to-human transmission of the virus might occur on a limited scale in China and that there was no evidence that the virus will become sustained or widespread among humans. The potential outbreaks of other infectious diseases could adversely affect general commercial activity, which could have a material adverse effect on our financial condition, results of operations, business or prospects.

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

In December 2012, the SEC commenced administrative proceedings under the Securities Exchange Act and the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms (“Chinese Firms”), including our independent registered public accounting firm, for their failure to respond to the SEC’s request to produce audit work papers of nine U.S. listed Chinese companies suspected of potential accounting fraud. The Chinese affiliates of the five global accounting firms refused to produce the documents directly to the SEC because of restrictions under PRC law. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the Chinese affiliates of the five global accounting firms. However, the Chinese affiliate of our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings.

Further to the administrative proceedings commenced by the SEC, on January 22, 2014, an initial administrative law decision was rendered. The Administrative Law Judge (“ALJ”) held that the Chinese Firms had acted wilfully and with a lack of good faith by refusing to comply with the SEC’s document requests and imposed on four of the Chinese Firms including the Chinese affiliate of our independent registered public accounting firm, a six-month suspension from practicing before the SEC. This initial decision of the ALJ is neither final nor legally effective until after the SEC has issued a final decision. The Chinese affiliate of our independent registered public accounting firm has filed an appeal against the ALJ’s initial decision and pending the outcome of the appeal process, the ALJ’s initial decision is not enforceable. Even should the SEC issue a final decision, the Chinese Firms can appeal against the decision to a U.S. court of appeals and ultimately, to the U.S. Supreme Court.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation (“MOU”) with the China Securities Regulatory Commission (“CSRC”) and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. While the MOU provides a mechanism for the parties to request and receive from each other assistance in obtaining documents and information in furtherance of their investigative duties, the extent of the impact of this development, if any on the appeal process and the SEC’s final decision in the administrative proceedings against the Chinese Firms, is unclear and uncertain.

While we cannot predict the outcome of the appeal process against the Initial Decision of the ALJ, if the Chinese affiliates of the five global accounting firms are denied, temporarily or permanently, from practicing before the SEC, U.S. listed companies with major China operations will find it difficult or impossible to retain auditors for their China operations and meet their reporting requirements under the Exchange Act, which may result in their delisting from U.S. stock exchanges. Any negative news about the proceedings against the Chinese affiliates of the five global accounting firms and the appeal process may erode investor confidence in China-based, U.S. listed companies which could adversely affect the market price of our shares. Although the CSRC continues to be in discussions with the SEC, PCAOB and other regulators on the production of audit work papers by China-based accounting firms, we cannot predict the outcome of such discussions and its resultant impact on the SEC administrative proceedings.

Risks relating to our investment in HLGE

The HLGE group operates hotels in the PRC and Malaysia. As of March 7, 2014, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.

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

The HLGE group has recorded pre-tax losses for the last five consecutive fiscal years, starting in 2009 and its average daily market capitalization has periodically fallen below the minimum threshold of S$40 million placing it at risk of meeting both requirements for being placed on the Watch-list of the Singapore Stock Exchange for failing to comply with the minimum criteria for continued listing.

Additionally, in March 2013, the shareholders of HLGE approved the disposition of two assets. See “Item 4. Information on the Company — The HLGE Group” for additional information on these dispositions. One of the assets, a joint venture company that owns Hotel Equatorial Shanghai, represents a significant majority of the HLGE group’s revenue from operations. This disposition has caused the HLGE group to experience a significant decline in revenues, which adversely impacted its cash flow. The HLGE group will likely require additional funds for its core businesses and to invest in future growth opportunities. There is no assurance that the HLGE group would be able to generate sufficient internal funds to finance such endeavors. Accordingly, the HLGE group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE may dilute our equity interests in HLGE. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain additional financing where such financing is required on acceptable terms, if at all, will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to pursue its growth plans.

The HLGE group may be unable to continue as a going concern or raise sufficient funds to pay its debt obligations to us.

The HLGE group will require funds to repay its outstanding debt owed to us. On February 19, 2014, we announced the extension of an S$68 million loan to HLGE for another year from July 2014 to July 2015 on substantially similar terms as the previous loan agreement, except that the interest rate margin for the loan has been reduced from 1.5% per annum to 1.25% per annum. The original amount of the loan was S$93 million which was granted to HLGE by our wholly-owned subsidiary, Venture Lewis Limited (“Venture Lewis”) in February 2009 to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and which matured on July 3, 2009. Venture Lewis held a majority of the bonds. Pursuant to the terms of the original loan agreement entered into in February 2009, on the maturity date of the bonds, HLGE will redeem fully the bonds held by all minority bondholders and pay to Venture Lewis a portion of the principal and gross redemption yield. The remaining amount due to Venture Lewis on the maturity date would be refinanced through an unsecured loan arrangement with a one-year term, renewable by mutual agreement on an annual basis. An option for HLGE to undertake a partial redemption of the Bonds on a pro-rata basis prior to the maturity date was included in the original loan agreement. On February 19, 2009, HLGE announced an early partial redemption on a pro-rata basis of up to S$9.0 million in principal amount of the outstanding bonds and on March 23, 2009, HLGE effected payment to all bondholders.

Under the original loan agreement, the loan was due to be repaid in July 2010 but was extended for one year to July 2011 pursuant to a loan agreement entered into on February 3, 2010. A loan agreement was entered into on January 31, 2011 extending the loan for another year from July 2011 to July 2012. On February 16, 2011, HLGE effected a partial prepayment of S$10 million towards the loan to us reducing the principal amount of the loan from S$93 million to S$83 million. On January 19, 2012, we announced the extension of the S$83 million loan to HLGE for another year from July 2012 to July 2013 on substantially similar terms as the previous loan agreement, except that the interest payable had been reduced from 2.52% per annum to 2.08% per annum. On April 30, 2012, HLGE effected a partial payment of S$8 million towards the loan to us reducing the principal amount of the loan from S$83 million to S$75 million. On January 30, 2013, we announced the extension of an S$75 million loan to HLGE for another year from July 2013 to July 2014 on substantially similar terms as the previous loan agreement. The interest rate margin for the loan remained unchanged at 1.5%. On July 31, 2013, HLGE effected a partial payment of S$7 million towards the loan to us reducing the principal amount of the loan from S$75 million to S$68 million. In public filings, the HLGE group has announced that as a result of the disposal of one of its assets, a hotel joint venture, which represented a significant majority of the HLGE group’s revenue from operations, it has experienced a significant decline in revenues for the financial year ended December 31, 2013, which adversely impacted its cash flow and made it even more difficult for the HLGE group to repay its debt obligations to us. See “Item 4. Information on the Company — The HLGE Group” for additional information on these dispositions. In view of the difficulties in obtaining financing from financial institutions, we extended the S$68 million loan to HLGE for another year from July 2014 to July 2015 to provide financial support, which support is essential to ensure HLGE group’s ability to continue as a going concern. There is no assurance that the HLGE group will be able to generate sufficient internal funds to redeem the outstanding debt owing to us either through additional disposals of their assets or potential merger and acquisition opportunities to grow its earnings base. Failure to obtain sufficient funds to repay outstanding debt will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to continue as a going concern or repay its outstanding debts owing to us could have a material adverse effect on the value of our investment in the HLGE group.

ITEM 4. INFORMATION ON THE COMPANY

History and Development

The Company

China Yuchai International Limited is a Bermuda holding company established on April 29, 1993 to own a controlling interest in Yuchai. We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. We operate as an exempted company limited by shares under The Companies Act 1981 of Bermuda. Our principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581. Our telephone number is (+65) 6220-8411. Our transfer agent and registrar in the United States is BNY Mellon Shareowner Services, located at 480 Washington Blvd., 29th Floor Jersey City, NJ 07310. On March 7, 2008, we registered a branch office of the Company in Singapore. On July 28, 2011, we registered a representative office of the Company in Hong Kong. The registration of this representative office was cancelled on January 7, 2014 as this office was no longer required.

Until August 2002, we were controlled by Diesel Machinery, a company that was 53.0% owned by Hong Leong Asia, through its wholly-owned subsidiary, Hong Leong China. Hong Leong China owns HL Technology which held shares in us through Diesel Machinery. Diesel Machinery was also 47.0% owned by China Everbright Holdings Company Limited, or China Everbright Holdings, through its wholly-owned subsidiary, Coomber. Hong Leong Asia, a company listed on the Singapore Exchange, is part of the Hong Leong Investment group, which was founded in 1941 by the Kwek family of Singapore and remains one of the largest privately-controlled business groups in Southeast Asia. China Everbright Holdings is a state-owned enterprise of China. In 2002, China Everbright Holdings and Coomber gave notice to Diesel Machinery and the other shareholders of Diesel Machinery to effect a liquidation of Diesel Machinery. As a result of the liquidation, Hong Leong Asia acquired the special share through HL Technology which entitles Hong Leong Asia to elect a majority of our directors and also to veto any resolution of our shareholders. China Everbright Holdings sold its shareholding in Coomber, which held shares of our Common Stock, in October 2002 to Goldman Industrial Limited, or Goldman, and China Everbright Holdings is no longer a shareholder of our company. Goldman was a subsidiary of Zhong Lin Development Company Limited, or Zhong Lin, an investment vehicle of the city government of Yulin in Guangxi, China until September 29, 2006 when Zhong Lin sold its shareholding in Goldman to the State Holding Company.

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

To our knowledge, since January 2013, there has not been any public takeover offers by third parties in respect of shares of our Common Stock, nor have we made any public takeover offers in respect of the shares of other companies.

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the capital of TCL through our wholly-owned subsidiary, Venture Delta. Our shareholding in TCL has since changed through various transactions, and as of December 31, 2012, we had a 12.2% interest in the outstanding ordinary shares of TCL, which has further reduced to 7.7% as of March 7, 2014.

•

In February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis. Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which is unchanged as of March 7, 2014.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

As of March 7, 2014, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. Another wholly-owned subsidiary, Venture Delta holds 1 share in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia.

•	As of March 7, 2014, through our wholly-owned subsidiary, Venture Delta, we had a 7.7% equity interest in TCL. The TCL group is in the distribution and property and strategic investment businesses.

For more details on our investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

Yuchai

Yuchai is a diesel and natural gas engine manufacturer in China and also produces diesel power generators and diesel engine parts. Yuchai is located in Yulin City, Guangxi Zhuang Autonomous Region in Southwest China, approximately 200 miles east of Nanning, the provincial capital. With a population of approximately 6.7 million, Yulin City, including its controlled townships, is believed to be the sixth largest city in Guangxi Zhuang Autonomous Region.

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

Emission Standards

As of July 2008, China officially implemented the National III emission standards throughout China. The 2008 Beijing Olympics led to an early implementation of the National IV emission standards in Beijing in 2008, which was implemented in Shanghai from November 2009 and in Shenzhen and Guangzhou in 2010. The National IV emission standards for diesel engines have been implemented throughout China on July 1, 2013. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. While Yuchai produces diesel engines compliant with National III and IV emission standards, it has the ability to produce certain diesel and natural gas engines compliant with National V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. Yuchai also has the ability to produce diesel engines compliant with Tier 3 emission standards for use in non-road machinery.

Products and Product Development — Yuchai

Yuchai manufactures diesel and natural gas engines for light, medium and heavy-duty on-highway vehicles, marine and industrial applications and generator sets. Yuchai also manufactures diesel engines for agriculture applications and is a supplier of after-market parts and services.

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

New Products

Our new products are the upgraded YC6MK, YC6G & YC4FA engines, high-horsepower marine diesel engines and power generation engines, the 4D20 4-cylinder passenger car engine and the YC4S diesel engine and Hybrid engine system YCHPT II.

(a)

A redesigned 400-horsepower YC6MK engine for trucks. This model provides enhanced low-speed torque improving stability when using high-speed gears. In addition to a reduction in fuel consumption, the engine’s noise level has also been reduced by more than 3 decibels providing superior comfort. More than 70% of the core components of the YC6MK engine are industry-leading global products assembled under best practices in the industry.

(b)

For the construction equipment market, two new engines were developed and launched meeting Tier 3 emission standards. The new model, YC6G220L-T31 series, replaces the 5 metric ton loaders’ current 10-litre standard displacement engine with a 7.8 litres engine. This engine features a turbocharged intercooling system and an electronically controlled fuel injection system to enable quick adjustments to the engine’s power and torque. Additionally, the new diesel engine model YC4FA45-T30 series targets hydraulic excavators and it features a mechanical rotary pump, with a faster response and low fuel consumption. This model has been awarded the e-mark certificate allowing for marketing into the European Union.

(c)	High Horsepower Marine Diesel Engines and Power Generator Engines

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

•

YC6C is a 40L, 6-cylinder engine rated at 700-1000 PS. It was launched in early 2011 and is used in marine propulsion, power generators, construction and mine trucks. The YC6C engine rated 680-850KW at 1500 rpm is for power generation and those rated 560-680 KW at 1500 rpm are for marine propulsion.

•	YC6CL is an upgraded version of the YC6C engine with longer piston stroke for better power output and performance. The YC6CL engine is a 54L engine rated at 800-1200PS. It was launched in 2013.

•

YC12VT is derived from the YC6T engines where the V-engine enables the engine to have a compact configuration. The engine is 12 cylinders, 33L rated at 538-645KW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VT is expected to be launched in 2014.

•	YC6MJ is an upgraded version from the YC6M engine with larger piston for power extension. It is an 11.7L engine rated at 450PS and is for use in mining, marine and power generation applications.

(d)	4D20 4-Cylinder Passenger Car Engines

4D20 is a 4-cylinder 1.8-2.2L, rated at 90-140PS engine which has been developed to comply with National V emission standards. The first generation prototype engine passed emission and performance tests and after some initial delays, the second and third generation prototype 4D20 diesel engines are currently undergoing developmental tests. The 4D20 engine is the product of a joint venture with Geely and Yinlun. For more details on this joint venture, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new diesel engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.”

(e)	YC4S Diesel Engine

The YC4S engine at 3.8L is rated at 55-170PS and its main applications are in highway vehicles and industrial engines. The YC4S engine is certified compliant with National IV emission standards for on-highway use and China Tier 2 emission standards for the industrial market.

The model YC4S-48 which was upgraded from the YC4S engine for the high-end, light-truck market. This model targets mid- and high-end, on-road vehicles with a load capacity between 5-8 metric tons. It generates 88-110 KW power using a common rail system paired with Exhaust Gas Recirculation (EGR), Diesel Oxidation Catalyst (DOC) and Particulate Oxidation Catalyst (POC) technologies.

(f)	Other new engine products

Yuchai also introduced its second-generation hybrid engine, model YCHPT II, to address the growing customer demand for advanced hybrid engines. The engine adopts plug-in systems to charge the vehicles’ batteries, and it features an upgraded gearbox with an interchangeable 5-speed automatic and manual system. This hybrid engine meets the national energy vehicle policy conditions set out in the Chinese government’s 12th Five-Year plan, qualifying it for energy subsidies.

Existing Diesel Engine Products

Our existing diesel engine products include light-duty, medium-duty and heavy-duty engines. The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4D, YC4E, YC4F, YC4FA, YC4DN, YC4S, YC6A, YC6B, YC6J, YC6JN, YC6K, YC6KN, YC6L, YC6MK, YC6MKN, YC6G, YC6GN, YC6LN.
Bus	YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YC6LN, YC6M, YC6K, YC6KN, YG6A, YC4G, YC4GN, YC4E, YC4D, YC4DN, YC4FA, YC4F, YC4S
Construction	YC4A, YC4B, YC4D, YC4DN, YC4F, YC4G, YC4GN, YC6B, YC6J, YC6JN, YC6G, YC6L, YC6LN, YC6MK, YC6M, YC6A
Agriculture	YC4A, YC4B, YC4F, YC6A, YC6B, YC4D, YC6J, YC6L
Marine	YC4D, YC4G, YC6M, YC6A/6B, YC6T, YC6C, YC6CL, YC6J, YC6L, YC6MK
Generator-Drive	YC4D, YC4G, YC6A, YC6G, YC6L, YC6LN, YC6M, YC6MJ, YC6T, YC6C, YC6CL, YC6MKN, YC6K, YC6KN
Passenger Vehicle	YC4W, YC4D

(a)	Light-Duty Diesel Engines

Trial production of the 4-Series light-duty diesel engines commenced in late 1999 and today, they represent a stable of reliable and high performance engines. Significant improvements to the technical specifications of the 4-Series engines to meet National III and IV emission standards have resulted in higher customer acceptance resulting in consistent sales demand since 2005. The sales have been further buoyed by the growth in demand for light trucks and agricultural machinery, and the Chinese government increasing its financial support for the agricultural sector.

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

•

The YC4D/YC4E engine is a 4-cylinder, four-stroke engine with a rated power ranging from 120 to 180 PS. The YC4D diesel engine was co-developed by Yuchai and Germany FEV, and features lower emission, lower fuel and oil consumption, lower noise, higher reliability, lower price and better upgrading potential. The YC4E series diesel engine was developed on the basis of the YC6G series diesel engine with a displacement of 7.8 liters through stroke-shortening and bore-reducing which maintains advantages over the YC6G series diesel engines and features higher dynamic characteristics, easier operation and maintenance, and is used in high-speed and light-duty vehicles.

•

The YC4G was also further developed to be used in hybrid buses. This relatively small diesel engine coupled with a motor will enable the hybrid bus to power medium to large buses and at the same time reduce fuel consumption and emissions. The YC4G is rated at 170-220PS.

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

Commercial production of the 6108 (YC6A and YC6B) engine began in the third quarter of 1997, when Yuchai began offering the 6108 (YC6A and YC6B) engine to its customers as a premium model, alongside its standard 6105 (YC6J) engine. Yuchai’s existing and planned production facilities for medium-duty diesel engines are designed to produce 6108 (YC6A and YC6B) engines without major modifications. The customer base for the 6108 (YC6A and YC6B) engines is similar to that for the 6105 (YC6J) engines. Although the increased competition in the medium-duty diesel market and Yuchai’s delay in commercially introducing the 6108 (YC6A and YC6B) engine has adversely affected Yuchai’s market share, through an aggressive marketing program which included brand building and enhancing its corporate image, Yuchai was able to increase its unit sales of the 6108 (YC6A and YC6B) engine.

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

YC6K Diesel Engines

The YC6K 6-cylinder diesel engine is National IV and V compliant, has a capacity of between 10L/12L/13L and is rated at 380 — 550PS. The components and combustion systems of the engine are developed with the latest technology and are suitable for use in heavy-duty trucks and for coaches exceeding 12 meters in length.

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

The YC4W engines are featured with 1.2L and 1.4L 4-cylinder, 4-valves, 60-90 PS, 4000-4200rpm and are compliant with National IV emission standards. The YC4W diesel engines use DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications of these engines are in passenger cars, multi-purpose vans, power generators and light-duty special purpose machinery.

(b)	Natural Gas Engines

Yuchai is constructing a new facility at its primary manufacturing facility at Yulin City, Guangxi Province, to develop and produce a full portfolio of natural gas powered engines to complement its existing suite of diesel engines. The main applications of Yuchai’s natural gas engines are in the large buses, mid-to heavy-duty trucks, industrial and power generation applications and marine sector.

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models:

• YC4DN, YC4GN, YC6BN, YC6JN, YC6GN, YC6LN and YC6MKN, and YC6KN ranging from 120hp to 440hp.

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

Yuchai supplies diesel engine parts to its nationwide chain of customer service stations in China. Although sales of diesel engine parts do not constitute a major percentage of Yuchai’s revenue, the availability of such parts to its customers and to end-users through its nationwide chain of customer service stations is an important part of Yuchai’s customer service program. Yuchai is continuously improving its spare parts distribution channel services to maintain its competitive position.

(e)	Remanufacturing Services

On December 11, 2009, Yuchai entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) to establish a new joint venture company in China to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar diesel engines and components. The new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd., was incorporated on April 7, 2010 in Suzhou, Jiangsu province. Operations at a temporary workshop commenced in 2011. The permanent factory located in the Suzhou Industrial Park was inaugurated on July 13, 2012 and full remanufacturing operations at the permanent facility has commenced.

Sales

In 2013, according to the China Association of Automobile Manufacturers, diesel powered commercial vehicle sales in China was approximately 3.2 million units, an increase of 5.6% compared to 2012. Yuchai’s total engine sales in 2013 were 500,756 units, an increase of 16.1% compared with 431,350 units in 2012.

Light-duty engines sales in 2013 was 296,266, or 59.2% of total unit sales, which was an increase of 1.1 percentage points compared to 2012, when light-duty engine sales were 250,776, or 58.1% of total unit sales. Medium-duty engine sales was 136,118 units, or 27.2% of total unit sales, compared to 2012 where sales were 131,895 units or 30.6% of total unit sales. Heavy-duty engine sales was 68,366 units, or 13.6% of total sales units, compared to 2012 where sales were 48,665 units, or 11.3% of total sales units.

In fiscal year 2013, Yuchai sold 32,446 natural gas engine units compared with 19,867 units sold in fiscal year 2012. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2011, 2012 and 2013:

	2011			2012			2013
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	Rmb’000			Rmb’000			Rmb’000
Light-duty engines (1)	4,953,413	32.1%	272,428	4,612,129	34.4%	250,776	5,419,105	34.1%	296,266
Medium-duty engines (2)	4,987,872	32.4%	174,944	3,947,404	29.4%	131,895	4,063,843	25.6%	136,118
Heavy-duty engines (2)	3,111,632	20.2%	63,367	2,709,313	20.2%	48,665	3,598,832	22.7%	68,366
Other products and services (3)	2,360,326	15.3%	38	2,142,538	16.0%	14	2,788,600	17.6%	6

	15,413,243	100.0%	510,777	13,411,384	100.0%	431,350	15,870,380	100.0%	500,756

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes only power generator sets.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1,187,000 square meters, including the existing production factory for the 6105 (YC6J) and 6108 (YC6A and YC6B) medium-duty engines, the 6112 (YC6G) engine factory, the 6L/6M heavy-duty engine factory, the 4F light-duty engine factory, the new natural gas production facility, the new high horse power marine diesel engine and power generator plant, phases 1 and 2 of the new foundry and various testing and supporting facilities. Construction of phases 1 and 2 of a new foundry at Yuchai’s primary manufacturing facilities has been completed and it is fully operational. Yuchai also has another production facility in Xiamen, Fujian province in China. In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Yuchai”). This subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, mainly for 6-cylinder heavy-duty diesel engines. Commercial production at Xiamen Yuchai commenced on September 2, 2009.

As of December 31, 2013, Yuchai’s total production capacity remained unchanged from December 31, 2012 at approximately 622,500 units, based on a 2.5 shift five-day week at 80% utilization rate.

We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. In fiscal year 2013, we sold 500,756 units, of which 405,940 units were produced at Yuchai’s Yulin facility, and the remaining units sold were either produced by Xiamen Yuchai or third party manufacturers or taken from existing inventory. Yuchai’s production at the Xiamen facility were 50,022, 28,700 and 33,664 units, in fiscal years 2011, 2012 and 2013, respectively.

The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for fiscal years 2011, 2012 and 2013:

	2011		2012		2013
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	185,796	50.9%	186,259	56.0%	231,718	57.1%
Medium-duty engines (2)	117,582	32.2%	97,900	29.5%	103,090	25.4%
Heavy-duty engines (2)	61,766	16.9%	48,228	14.5%	71,129	17.5%
Other products (3)	43	0.0%	9	0.0%	3	0.0%

	365,187	100.0%	332,396	100.0%	405,940	100.0%

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes only power generator sets.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product.

Engine Block

Yuchai cast and molded more than 500,000 units of engine blocks in 2013, which represent a large portion of its engine blocks used in production.

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

Quality Assurance, Control and Safety

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

Research and Development

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed to continually improve the technology of its products by acquiring advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. In 2011, 2012 and 2013, Yuchai spent approximately Rmb 328.1 million, Rmb 373.7 million and Rmb 468.6 million (US$76.6 million) respectively, on research and development. Yuchai believes that it has been able to control to some extent, the increase of research and development expenses due to the relatively stable salary levels of engineers in China. In 2011, Yuchai’s research and development efforts was focused on the development of new heavy-duty engine products such as YC6C and YC12VT and the application of YC4W engine for diesel passenger vehicles and the launch of prototype engines compliant with the National VI emission standards. In 2012, Yuchai’s research and development efforts was focused on the development of both new engine products such as YC4S, YC6MJ and YC6L and continuing development and testing of National V and VI compliant products, as well as continuing development of natural gas engines for use in both CNG and LNG applications. In 2013, Yuchai’s research and development efforts was focused on the development of a complete suite of gas engines for both on-road and off-road applications, and development of products compliant with Tier 3 emission standards for construction and industrial applications.

Future Products

Yuchai believes that its long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.

Yuchai intends to continue to work with foreign engine design consulting firms and foreign engine manufacturers for technological assistance in improving its products and developing new products, and expects such cooperation to continue. The introduction of new engine products will also require significant capital expenditures, such as purchases of foreign manufacturing equipment and technologies.

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 896 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

Yuchai promotes its products primarily through television commercials, outdoor sign boards, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service and small gifts for end-users. In connection with this promotion, Yuchai’s customer service stations also perform routine maintenance checks and minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its 2,913 authorized service stations. The service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

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

Yuchai believes that proximity to its factories in Yulin City is an important factor in the geographical make-up of its customers. Due in part to transportation and shipping costs, a substantial majority of Yuchai’s engines are sold to customers in southern and central eastern China. Customers’ geographical make-up is segmented by Guangxi, Henan, Sichuan, Hubei, Fujian, East and North East China.

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. In 2012, sales to the Dongfeng Group accounted for approximately 18.2% of Yuchai’s total revenue, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 8.4%. In 2013, sales to the Dongfeng Group accounted for approximately 20.8% of Yuchai’s total revenue, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 8.9%. The Dongfeng Group is also a major competitor of Yuchai. Our sales to our top five customers including sales to the Dongfeng Group accounted for 34.8% of our total revenue in 2013. See “Item 4. Information on the Company — History and Development — Competition.”

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2012, Yuchai had net trade and bills receivables of Rmb 6,591.7 million, representing 53.1% of our consolidated current assets as of the same date. As of December 31, 2013, Yuchai had net trade and bills receivables of Rmb 7,437.6 million (US$1,215.3 million), representing 54.7% of our consolidated current assets as of the same date.

Export Sales

Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2011			2012			2013
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	Rmb ’000			Rmb ’000			Rmb ’000
Total Domestic Sales	15,377,706	99.8%	510,000	13,379,387	99.8%	430,433	15,824,764	99.7%	499,617
Total Direct Export Sales	35,537	0.2%	777	31,997	0.2%	917	45,616	0.3%	1,139

	15,413,243	100.0%	510,777	13,411,384	100.0%	431,350	15,870,380	100.0%	500,756

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. All of these distributors are separate legal entities in which Yuchai has no equity interest in or control over and Yuchai relies on self-reporting by these distributors in relation to their sales. In 2013, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third party distributors were Vietnam, Russia, Myanmar, Peru and Cuba. In 2012, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through the third party distributors were Vietnam, Saudi Arabia, Ghana, Russia and Philippines. In 2011, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through the third party distributors were Vietnam, Peru, Russia, Algeria and Myanmar.

In May 2012, Yuchai appointed Anglo Asian Trading Co. LLC, a company based in the United Arab Emirates on an exclusive basis for three years, to promote and expand the sales of Yuchai’s products into the Middle East region, including the United Arab Emirates, Iran and Kuwait. As of March 7, 2014, no engines had been sold pursuant to this arrangement.

In February 2014, Yuchai appointed China Automotive Industry Import and Export Co., Ltd., a company based in China, on an exclusive basis for two years to export Yuchai’s products into Cuba. The agreement requires China Automotive Industry Import and Export to use best efforts to export more than 1,500 units (whole engines or parts) per year. As of March 7, 2014, 15 engines had been sold pursuant to this agreement.

Customer Service

Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of authorized service stations in China that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at regional training centres or selected service stations. In addition, Yuchai also owns and operates repair training centers. The costs of any warranty-related services or repairs are borne by Yuchai, and all non-warranty activities are charged to customers. Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and require these service stations to provide on-site assistance at the customer’s place of business generally within 3 to 12 hours, depending on the customer’s location.

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

Competition

The diesel engine industry in China is highly competitive. Yuchai believes it faces intense competition in the engine manufacturing industry across all of its engine platforms. The diesel engine market is fragmented and very price sensitive. Yuchai believes, based on internal studies, that competition is based primarily on performance, quality compliance with emission standards, price and after-sales service, and secondarily on noise, size and weight. Yuchai believes that its engines have a strong reputation among truck manufacturers and consumers for leading performance and reliability. In addition, Yuchai believes that its after-sales service to end-users of Yuchai engines, conducted through a nationwide network of authorized service stations and repair training centers in China, gives Yuchai a competitive advantage over other diesel engine producers.

Most of Yuchai’s major China domestic competitors are state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls two of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2013, sales to the Dongfeng Group accounted for 20.7% of our total revenue, of which our two largest customers, Liuzhou Dongfeng Automobile and Hubei Dongfeng Automobile, accounted for 8.8% in total. Our sales to our top five customers including sales to the Dongfeng Group accounted for 34.8% of our total revenue in 2013. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which has further intensified competition. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The HLGE group

As of March 7, 2014, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.031 on March 7, 2014. The core businesses of the HLGE group are that of hospitality operations and property development.

Investment holding activities

The HLGE group announced on December 27, 2012 that it was disposing of its 28% indirect shareholding interest in Scientex Park (M) Sdn Bhd, an associate incorporated in Malaysia whose principal activity is property development and investment, pursuant to a conditional share sale agreement entered into on December 27, 2012. The consideration for this disposition was RM 21,105,000 (US$6.5 million).

The HLGE group also announced on December 28, 2012 that it was disposing of its 50% indirect shareholding interest in Shanghai International Equatorial Hotel Company Ltd, a joint venture company incorporated in Shanghai to invest, construct and manage Hotel Equatorial Shanghai, pursuant to a share transfer agreement entered into on December 28, 2012. The consideration for this disposition was Rmb 40 million.

Both of these dispositions were approved by HLGE’s shareholders at a shareholders meeting on March 26, 2013. Additionally, HLGE used a portion of the proceeds from these dispositions to, among other things, make partial repayments on its loan from us, under which S$68 million was outstanding as of March 7, 2014.

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

Hotel Equatorial Shanghai is located in the heart of Shanghai. The property has more than 500 saleable guest rooms which have all been fully refurbished and a new lounge. Other facilities comprise six food and beverage outlets, ballroom space and a health club. As described above, a share transfer agreement was entered into to dispose of HLGE’s indirect shareholding interest in the joint venture company that owns Hotel Equatorial Shanghai and completion of the disposal occurred in June 2013. See “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE.”

•	Copthorne Hotel Qingdao

The property is located in the commercial district of Qingdao. The property has approximately 450 saleable guest rooms, and has restaurants and bars, ballrooms and function rooms, entertainment facilities, offices and retail space.

•	Elite Residences

The property comprises a 16-storey building located in downtown Shanghai. The property has 112 saleable newly renovated apartment units, meeting rooms and a business centre.

•	Copthorne Hotel Cameron Highlands

The property is a tudor styled resort comprising self-contained low-rise and high-rise apartment suites. Each suite is equipped with a living room, a kitchenette and a balcony. The hotel tower comprises 269 saleable guest rooms and suites. The hotel has recently undergone a renovation program.

•	Renovation and maintenance.

To maintain the competitiveness of its hotels, HLGE carries out renovation programs at its hotels from time to time as required.

The TCL group

As of March 7, 2014, we had a 7.7% interest in the outstanding ordinary shares of TCL. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL. TCL is listed on the Main Board of the Singapore Exchange. TCL’s share price on the Singapore Exchange closed at S$0.028 on March 7, 2014.

The TCL group is in the distribution and property and strategic investment businesses. The TCL group is engaged in the distribution of a portfolio of branded consumer electronics products as well as lifestyle and environmentally-friendly products in the PRC (including Hong Kong) and other Southeast Asian countries.

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of March 31, 2014 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

HLA beneficially owns 35.5% + 1 special share
Hong Leong Asia Ltd. ("HLA")
Yulin City Government
100%
100%
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100%
HL Technology Systems Pte Ltd ("HLT")
14.5%
100% via written trust
21.0% + 1 Special Share
Publicly Held
45.6%
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
22.1%
71.8%
28.2%
Guangxi Yuchai Machinery Monopoly Development Co. Ltd ("YMMC")
100%
Venture Lewis Limited ("VLL")
100%
Guangxi Yuchai Accessories Manufacturing Company Limited ("New YAMC")
100%
Xiamen Yuchai Diesel Engines Co., Ltd.
97.1%
Guangxi Yulin Yuchai Accessories Manufacturing Company Limited ("YAMC")
2.9%
48.9%
HL Global Enterprises Limited ("HLGE")
100%
Guangxi Yulin Hotel Company Limited ("Yulin Hotel Company")
70%
Jining Yuchai Engine Company Limited

Regulatory and Related Matters

Governance, Operation and Dissolution of Yuchai

Governance, operation and dissolution of Yuchai are governed by laws and regulations of China relating to Sino-foreign joint stock companies, as well as by Yuchai’s Articles of Association. Yuchai is subject to the relevant PRC labor laws and regulations with respect to labor management, which is overseen by the Ministry of Human Resources and Social Security. In accordance with these laws and regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurances and employee discipline. Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50% of the registered capital of Yuchai.

Pursuant to Chinese law and Yuchai’s Articles of Association, Yuchai may be dissolved upon the occurrence of certain events, including force majeure, severe losses, lack of supply of necessary materials or other events that render Yuchai unable to continue its operations. Upon dissolution, Yuchai will form a liquidation committee. Final dissolution is subject to government review and approval.

During 2003, we believe affiliates of the State Holding Company caused various Chinese government agencies to raise allegations of irregularities regarding the status of our ownership of land rights of control over Yuchai, which we believe was intended to try to limit our rights to exercise control over Yuchai. We further believe that such allegations were based on an inaccurate understanding of the structure of our ownership of Yuchai. We also believe that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and that the shares of Yuchai held by our six wholly-owned subsidiaries are legally and validly held under Chinese law. We have obtained legal opinions from two Chinese law firms confirming these matters (see the reports on Form 6-K filed by the Company with the SEC on April 1, 2005). We have also taken steps to communicate to the relevant Chinese government agencies the reasons for our position with respect to these matters. We believe the July 2003 Agreement, the Reorganization Agreement, as amended, and the Cooperation Agreement, when fully implemented will resolve the issues raised by the various Chinese governmental agencies relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had from time to time with respect to Yuchai. Based upon the above-mentioned legal opinions, we believe that in the event of a future dispute with the Chinese stakeholders at Yuchai, we expect to pursue as appropriate legal remedies in appropriate jurisdictions to seek to enforce our legal rights as the majority shareholder with a controlling financial interest in Yuchai to protect our investment for our benefit and the benefit of our shareholders. See also “Item 3. Key Information — Risk Factors.”

Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 2 million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1,187,000 square meters, including the existing production factory for the 6105 (YC6J) and 6108 (YC6A and YC6B) medium-duty engine, the 6112 (YC6G) engine factory, the 6L/6M heavy-duty engine factory, the 4F light-duty engine factory, the new natural gas production facility, the new high horse power marine diesel engine and power generator plant, phases 1 and 2 of the new foundry and various testing and supporting facilities. Construction of phases 1 and 2 of a new foundry at Yuchai’s primary manufacturing facilities has been completed and it is fully operational. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2013 and 2012, Yuchai’s total production capacity was approximately 622,500 units, based on a 2.5 shift five-day week at 80% utilization rate. This represents an increase in production capacity of 22,500 units per annum from 600,000 units per annum as of December 31, 2011 due to Yuchai’s continuous improvement to existing facilities and new capabilities developed for the facilities for YC6T, marine and natural gas engines during 2012. We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. See “Item 4. Information on the Company — History and Development — Products and Product Development — Yuchai — Production.”

Environmental Matters

China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Environmental Protection promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. On August 11, 2013, the new Chinese government released a guideline titled “Opinions of the State Council on Accelerating the Development of Energy-Saving and Environmental Protection Industries.” According to the document, the government is upgrading the environmental sector to a key industry by 2015 and the sector is expected to grow at the rate of 15% annually. The government announced that it would fund through investments, tax breaks and direct subsidies, environmental protection industries across a range of technologies addressing air, water and soil pollution including energy saving products, electrical vehicles and pollution monitoring. China’s government, at its recent annual National People’s Congress held in March 2014, reiterated that one its major targets in 2014 was to protect the environment, solve prominent environmental problems and strengthen ecological conservation. Amendments to the 1989 Environmental Protection Law have been proposed in order to achieve these aims. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. As of July 2008, China officially implemented the National III emission standards throughout China. In China, the increasingly stringent emission standards are also driving commercial vehicle sales as the government strives to curb pollution which had led to the early implementation of the National IV emission standards in the main cities of Beijing in 2008, Shanghai in 2009, and Shenzhen and Guangzhou in 2010. The National IV emission standards for diesel engines was implemented throughout China on July 1, 2013. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. While Yuchai produces diesel engines compliant with National III and IV emission standards, it has the ability to produce certain diesel and natural gas engines compliant with National V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. Yuchai also has the ability to produce diesel engines compliant with Tier 3 emission standards for use in non-road machinery. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may be adversely affected by environmental regulations.” We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

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

During the fiscal years ended December 31, 2011, 2012 and 2013, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

In 2010, diesel powered commercial vehicles recorded sales of 3.5 million engines in China, as reported by the China Automobiles Association of Manufacturers. The commercial vehicle market softened in 2011 and this continued into 2012 due to a variety of factors including the phasing out of government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities to curb emissions and ease traffic congestion and a slowdown in China’s economy. This adversely affected demand for, and production of, trucks and other commercial vehicles. Such market conditions, together with increased competition and what we believe to be excess capacity in the diesel engine market in China, resulted in various degrees of financial and marketing difficulties for diesel engine producers, including us.

In 2011, we operated in a weak market environment. Diesel powered commercial vehicle sales decreased by 5.6% compared to 2010. This was due to the decrease in sales units for trucks of 7.2%, offset by the increase in sales units for buses of 9.8%. In 2012, the market continued to be weak. Diesel powered commercial vehicle sales decreased by 9.0% compared to 2011. This was due to the decrease in sales units for trucks of 10.3%, offset by the increase in sales units for buses of 2.1%. In 2013, the commercial vehicle market rebounded and diesel powered commercial vehicles sales increased by 5.6% compared to 2012. This was due to the increase in sales units for trucks by 6.6%, especially in the heavy-duty truck segment as well as the Chinese government’s increased support through the grant of incentives and subsidies for the agricultural sector, further lifting the demand for diesel engines.

Notwithstanding the weaker overall market in 2011 and 2012, there was growth in demand for light-duty engines used in light passenger buses. Light-duty engines sales, as a percentage of total sales units, increased from 53.3% to 58.1% to 59.2% in 2011, 2012 and 2013 respectively. As a result, Yuchai generated 32.1%, 34.4% and 34.1% of our revenue (excluding HLGE) in 2011, 2012 and 2013 respectively. The corresponding revenue generated from higher margin medium-duty and heavy-duty diesel engines decreased from 52.6% to 49.6% to 48.3% of our revenue (excluding HLGE) in 2011, 2012 and 2013 respectively. This change in sales mix caused our gross margin to decrease from 22.3% to 21.4% and to 20.5% in 2010, 2012 and 2013 respectively.

In 2013, we continued our efforts to control production costs and operating expenses. However, the costs and expenses related to the production of our diesel engines are not subject to significant variations which limit our ability to significantly reduce our costs and expenses. Our cost of goods sold mainly includes cost of materials consumed, factory overheads, direct labor, provision for product warranty and depreciation. In 2013, cost of materials consumed accounted for approximately 89.3% of our total cost of manufacturing. Our selling, general and administrative, or SG&A, expenses include warranty expenses, advertising expenses, salaries and wages, freight charges and a large number of smaller expenses.

As we look to the remainder of 2014, we are relying on our competitive advantages and reputation for innovation to sustain us through a more challenging environment. China’s new government is targeting a growth rate of 7.5% in 2014 as it looks to restructure its economy towards more domestic consumption away from investment and export fuelled growth. Our growth in 2013 was partially affected by the pre-buying of trucks prior to the implementation of the stricter National IV emission standards nationwide. As we enter into the replacement cycle for trucks, we believe the restocking exercise will help stabilize the overall engine sales. Growth in the bus market is expected to remain flat in 2014 but we anticipate higher growth in the natural gas bus segment. According to the World Bank’s latest Global Economic Prospects issued on January 14, 2014, five years after the global financial crisis, the world economy is showing signs of improvement in 2014 due to a recovery in the high income countries of the United States, the Euro Area and Japan and the firming of growth in developing countries. The world economy is expected to grow 3.2% in 2014 compared with 2.4% in 2013 and strengthening to 3.4% and 3.5% in 2015 and 2016 respectively. Much of the initial growth acceleration reflects a pick-up in high income country growth which, after years of extreme weakness and outright recession, appear to be finally emerging from the global financial crisis. However, growth prospects in 2014 is sensitive to the tapering of monetary stimulus in the United States beginning in January 2014 and the structural shifts occurring in China’s economy. Although growth in the Euro Area had turned positive in the second quarter of 2013 led by stronger growth in Germany, Euro Area output remains well below pre-crisis levels in some of the hardest-hit countries of the region. The global economy is recovering but downside risks to the global economy persist. These risks include a derailment of the recovery in the Euro Area, ongoing debt and fiscal issues in the United States with a possibility of a debt default, a slowdown in China’s economy as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption, an escalation of the recent geo-political crisis in Ukraine and increasing tensions relating to territorial disputes in the South China Sea without any immediate resolution. In addition, we expect strong competition from other engine manufacturers. However, we believe that there are opportunities for us in the natural gas engine vehicle segment. Notwithstanding the intense competition, we will continue with our sales efforts in the medium-duty and heavy-duty engine markets which yield higher margins. We also expect export sales to increase although it currently constitutes only a small percentage of our overall sales.

Changes in emission standards present a future growth opportunity for us. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. While Yuchai produces diesel engines compliant with National III and IV emission standards, it has the ability to produce certain diesel and natural gas engines compliant with National V emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. Higher emission standard engines are relatively higher margin products compared to traditional mechanical diesel engines.

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

•

The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval, enjoy a reduced corporate tax rate of 15%. This scheme was applicable from 2001 to 2010. In 2011, the scheme was extended to 2020. The list of qualifying industries for the Western Development Incentive Scheme has not been published yet. In the event that Yuchai does not fall into any of the qualifying industries, we may not be able to enjoy the preferential tax offered under this scheme.

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

The China tax bureau periodically conducts tax examinations. Our last tax examination was conducted in 2011, when the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2006 through to 2010. The tax bureau did not propose any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed. However, any adverse findings or change in the tax legislation in China could have a material adverse impact on our consolidated financial conditions or results of operations.

Our future financial condition and results of operations could also be adversely affected as a result of China macroeconomic policy changes by the Chinese government, particularly if diesel engines are included in any specific economic sectoral caps or attempts to slow down sectoral lending. See “Item 3. Key Information — Risk Factors — Risks relating to China — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and adversely affect our competitive position” and “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy as well as The diesel engine business in China is dependent in large part on the Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by Chinese government policies affecting our business.”

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

Thakral Corporation Ltd

•

The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% equity interest in TCL. As of December 2009, our equity interest in TCL was 34.4%

•

We reduced our equity interest in TCL to 12.2% as of December 31, 2011 and 2012, and further reduced it to 7.7% as of December 31, 2013. As of March 7, 2014, our equity interest in TCL remained at 7.7%, and the market value of our investment in TCL amounted to approximately S$5.7 million (US$4.5 million).

HL Global Enterprises Limited

•

The second step in the implementation of our business expansion and diversification plan occurred in February 2006 when through our wholly-owned subsidiaries, Grace Star and Venture Lewis, we acquired a 29.1% equity interest in HLGE and certain convertible preference and debt securities for an aggregate consideration of approximately S$132.0 million. As of December 31, 2013, our equity interest in HLGE was 48.9%. As of March 7, 2014, our equity interest in HLGE remained unchanged. On February 19, 2014, we entered into a loan agreement with HLGE extending the loan of S$68.0 million for another year from July 2014 to July 2015.

See “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to continue as a going concern or raise sufficient funds to pay its debt obligations to us.”

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

While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of estimation and therefore warrant additional attention:

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

Allowances for doubtful accounts

Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the balances may not be collectible. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Management reviews its allowance for doubtful accounts on a monthly basis. As of December 31, 2013, the Dongfeng Group accounted for about 32.4% of the gross accounts receivable as compared to approximately 21.0% as of December 31, 2012. Likewise, the top 20 non-Dongfeng Group customers accounted for about 40.2% of the gross accounts receivable at the end of 2013. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2013. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for each of the years in the two-year period ended December 31, 2013 are summarized as follows:

	December 31,
	2012	2013	2013
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	59,177	43,664	7,135
Credit to consolidated statements of profit or loss	(15,184)	(12,669)	(2,070)
Written off	(334)	(2,454)	(401)
Translation differences	5	(8)	(2)

Balance at end of year	43,664	28,533	4,662

While trade accounts increased by Rmb 1.6 million (US$0.3 million) as of December 31, 2013 as compared to 2012, allowance for doubtful accounts decreased by Rmb 15.1 million (US$2.5 million). Bills receivable increased by Rmb 829.5 million (US$135.5 million) as of December 31, 2013 as compared to 2012 due to reduced discounting activities in 2013.

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

Realization of the carrying value of inventories

Inventories are valued at the lower of cost and net realizable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

If market conditions or future product enhancements and developments change, the net realizable values of the inventories may change and result in further inventory write-downs.

Product warranty obligations

We recognize a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which we provide free repair and replacement. Warranties extend for a duration (generally 12 months to 24 months) or mileage (generally 50,000 kilometers to 300,000 kilometers), whichever is lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each fiscal year. Warranty claim may differ from the provision made. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2013 are summarized as follows:

	December 31,
	2012	2013	2013
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	307,072	268,006	43,791
Provision made	322,442	385,881	63,051
Less: Provision utilized	(361,508)	(347,949)	(56,853)

Balance at end of year	268,006	305,938	49,989

We recognize a liability for warranty at the time the product is sold and our estimate of our warranty obligations is evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years average would impact the provision for product warranty by approximately Rmb 17.7 million (US$2.9 million).

Recoverability of the carrying values of equity method investments and other investments

We assess impairment of our investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the value of our investment is below its carrying amount and that loss in value is considered other than temporary, an impairment charge is recognized. We typically perform evaluation of the value of our investment using a discounted cash flows projection. The projection will be performed using historical trends as a reference and certain assumptions to project the future streams of cash flows.

In 2011, we performed impairment evaluation of our investments. We recognized an impairment loss of Rmb 53.5 million for our investment in Shanghai International Equatorial Hotel Company Ltd. In 2013, we performed impairment evaluation of our investments. As a result, we recognized impairment losses for our investments in Yuchai Remanufacturing Services (Suzhou) Co., Ltd. amounting to Rmb 10.4 million (US$1.7 million) and Copthorne Hotel Qingdao Co., Ltd., an investment of HLGE, amounting to Rmb 21.9 million (US$3.6 million).

In the event when an investment in affiliates is designated for disposal, it will be reclassified to asset held for sale.

Realization of deferred tax

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and joint ventures to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

Impairment of long-lived assets, including goodwill

Long-lived assets to be held and used, such as property, plant and equipment and construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or a cash-generating unit (“CGU”) exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows. Fair value is the price that would be received to sell the asset on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset. Assets to be disposed off would be separately presented in the consolidated statement of financial position and reported at the lower of the carrying amount or fair value less costs of disposal, and are no longer depreciated. The carrying amounts of property, plant and equipment as of December 31, 2011, 2012 and 2013 are Rmb 3,748.2 million, Rmb 4,016.6 million and Rmb 4,036.2 million (US$659.5 million), respectively.

We periodically conduct an impairment review on the conditions of our property, plant and equipment.

In 2013, an impairment loss of Rmb 9.2 million (US$1.5 million) (2012: Rmb 8.0 million; 2011: Rmb 0.3 million) was charged to our consolidated statement of profit or loss under cost of sales, selling, general and administrative expenses for our property, plant and equipment.

The impairment for 2011, 2012 and 2013 was due to assets that were not in use.

In 2011, we experienced a decline in our stock price which affected our market capitalization. As of December 31, 2012 and 2013, our share price had increased compared to December 30, 2011. Our market capitalization as of December 30, 2011, December 31, 2012 and December 31, 2013 based on our closing share price was lower than our consolidated net assets. We performed our annual goodwill impairment tests as of December 30, 2011, December 31, 2012 and December 31, 2013, respectively, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 33 to the accompanying consolidated financial statements in Item 18.

De-recognition of bills receivable

We sell bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. This involves management assumptions relating to the transfer of risks and rewards of the bills receivable when discounted. At the time of sale of the bills receivable to the banks, the risks and rewards relating to the bills receivable are substantially transferred to the banks. Accordingly, bills receivable are de-recognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. Please refer to Note 19 to the accompanying consolidated financial statements in Item 18.

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2011, 2012 and 2013:

	Percentage of Revenue Year Ended December 31,
	2011	2012	2013
Revenue	100.0%	100.0%	100.0%
Cost of sales	-77.7%	-78.6%	-79.5%
Gross profit	22.3%	21.4%	20.5%
Other income, net	0.4%	1.0%	1.0%
Research and development costs	-2.1%	-2.8%	-2.9%
Selling, distribution and administrative costs	-10.7%	-11.0%	-9.8%
Operating profit	9.9%	8.6%	8.8%
Finance costs	-1.0%	-1.6%	-1.0%
Share of profit of associates	0.0%	0.0%	0.0%
Share of results of joint ventures	-0.5%	-0.2%	-0.5%
Profit before tax	8.4%	6.8%	7.3%
Income tax expense	-1.5%	-1.1%	-1.4%
Profit for the year	6.9%	5.7%	5.9%
Attributable to:
Equity holders of the Parent	5.3%	4.2%	4.4%
Non-controlling interests	1.6%	1.5%	1.5%

2013 compared to 2012

Revenue for 2013 was Rmb 15,902.4 million (US$2,598.4 million) compared with Rmb 13,449.5 million in 2012, an increase of 18.2%. The total number of diesel engines sold by Yuchai during 2013 was 500,756 units compared with 431,350 units in 2012, representing an increase of 69,406 units, or 16.1%. This increase was mainly attributable to an increase in sales of engines to the truck and bus market as well as for agriculture applications. In 2013, the commercial vehicle market in China improved compared to 2012, especially in the heavy-duty truck segment. The China Automobiles Association of Manufacturers reported that diesel power commercial vehicle engines sales had increased by 5.6% in 2013 compared to 2012. The pre-buying of commercial vehicles prior to the implementation of National IV emission standards on July 1, 2013 and the uneven enforcement of these standards after July 1, 2013 was a main contributor to increased sales in 2013.

Cost of sales was Rmb 12,637.5 million (US$2,064.9 million) in 2013, an increase of 19.6% from Rmb 10,569.6 million in 2012, and an increase of 0.9 percentage points as a percentage of revenue to 79.5% from 78.6% in 2012, in line with the growth in our revenue. Cost of materials consumed was Rmb 11,283.3 million (US$1,843.6 million) in 2013, an increase of 19.1% from Rmb 9,477.8 million in 2012. This was 71.0% of revenue compared with 70.5% in 2012. Factory overheads (which do not include depreciation and direct labor) were Rmb 673.6 million (US$110.1 million) in 2013, an increase of 27.4% from Rmb 528.9 million in 2012. This was 4.2% of revenue compared with 3.9% in 2012. Depreciation and amortization was Rmb 281.7 million (US$46.0 million) in 2013, an increase of 10.7% from Rmb 254.5 million in 2012. This was 1.8% of revenue compared with 1.9% in 2012.

Gross profit was Rmb 3,264.9 million (US$533.5 million) compared with Rmb 2,879.9 million in 2012, reflecting a 13.4% increase. Gross profit margin was 20.5% compared with 21.4% in 2012. The lower gross margin was attributable to higher sales discounts in 2013 due to higher sales volume. We negotiate with the customers on the sales discount arrangement so as to obtain better payment terms and to encourage sales. It was also partially due to shift in sales mix to more agriculture applications with lower gross profit margin.

Other income, net was Rmb 156.4 million (US$25.5 million) compared with Rmb 132.4 million in 2012. This increase was mainly due to higher income from government grant. The main sources of other income in 2013 were (i) interest income of Rmb 78.9 million (US$12.9 million) and (ii) government grant income of Rmb 51.0 million (US$8.3 million).

Research and development (“R&D”) expenses were Rmb 468.6 million (US$76.6 million) in 2013 compared to Rmb 373.7 million in 2012, an increase of 25.4%. As a percentage of revenue, R&D spending was 2.9% in 2013 compared with 2.8% in 2012. In 2013, R&D expenses were mainly related to the development of a complete suite of gas engines for both on-road and off-road applications, and the development of products compliant with Tier 3 emission standards for construction and industrial applications.

Selling, general and administrative (“SG&A”) expenses were Rmb 1,550.2 million (US$253.3 million), up from Rmb 1,475.0 million in 2012, an increase of Rmb 75.2 million or 5.1%. SG&A expenses represented 9.8% of revenue in 2013 compared with 11.0% in 2012. The decrease in SG&A percentage was mainly due to higher sales and better cost management. Warranty expenses were Rmb 385.9 million (US$63.1 million) in 2013 compared to Rmb 322.4 million in 2012. These were 2.4% of revenue, for 2013 and 2012. Advertising expenses were Rmb 47.6 million (US$7.8 million) in 2013 compared to Rmb 43.4 million in 2012. As a percentage of revenue, these were 0.3% for 2013 and 2012.

As a result, operating profit increased 20.5% to Rmb 1,402.4 million (US$229.1 million) from Rmb 1,163.5 million in 2012, mainly due to an increase in gross profit partially offset by higher R&D and SG&A expenses. The operating margin was 8.8% for 2013, compared with 8.6% in 2012.

Finance costs declined to Rmb 161.2 million (US$26.3 million) from Rmb 213.0 million in 2012, a decrease of Rmb 51.8 million or 24.3%. The decline in finance costs was mainly due to lower interest costs as a result of lower interest rate and lower amount of borrowings and less bills discounting in 2013.

The share of joint ventures was a loss of Rmb 79.2 million (US$12.9 million) as compared with a loss of Rmb 39.2 million in 2012. This was mainly due to impairments of investment in joint ventures of our subsidiaries of Rmb 32.3 million (US$5.3 million). These impairments were related to a joint venture in remanufacturing service and a joint venture hotel in Qingdao owned by our subsidiary, HLGE.

Profit before tax was Rmb 1,162.1 million (US$189.9 million) in 2013 compared with Rmb 913.6 million in 2012.

Income tax expense in 2013 was Rmb 222.1 million (US$36.3 million) compared with Rmb 142.2 million in 2012. Our effective tax rates were 19.1% and 15.6%, for 2013 and 2012, respectively.

As a result of the foregoing factors, profit for the year was Rmb 940.0 million (US$153.6 million) in 2013 compared with Rmb 771.3 million in 2012, representing an increase of 21.9%.

Profit attributable to us was Rmb 700.4 million (US$114.4 million) in 2013 compared with Rmb 567.3 million in 2012, representing an increase of 23.5%. Profit attributable to non-controlling interests was Rmb 239.5 million (US$39.1 million) compared with Rmb 204.0 million in 2012, representing an increase of 17.4%.

2012 compared to 2011

Revenue was Rmb 13,449.5 million in 2012, a decrease of 12.9% compared with Rmb 15,444.4 million in 2011. The total number of diesel engines sold by Yuchai in 2012 was 431,350 units compared with 510,777 units in 2011, a decrease of 79,427 units, or 15.6%. This reduction was mainly due to continued weaker demand in the commercial vehicle market in China.

Cost of sales was Rmb 10,569.6 million in 2012, a decrease of 11.9% from Rmb 12,002.1 million in 2011, and an increase of 0.9 percentage points as a percentage of revenue to 78.6% from 77.7% in 2011. Cost of materials consumed was Rmb 9,477.8 million in 2012, a decrease of 13.6% from Rmb 10,975.1 million in 2011. This was 70.5% of revenue compared with 71.1% in 2011. Factory overheads (which do not include depreciation and direct labor) were Rmb 528.9 million in 2012, an increase of 6.5% from 496.6 million in 2011. This was 3.9% of revenue compared with 3.2% in 2011. Depreciation and amortization was Rmb 254.5 million in 2012, an increase of 8.5% from Rmb 234.5 million in 2011. This was 1.9% of revenue compared with 1.5% in 2011.

Gross profit was Rmb 2,879.9 million in 2012 compared with Rmb 3,442.3 million in 2011. Gross profit margin was 21.4% in 2012 as compared with 22.3% in 2011. The lower gross margin was primarily attributable to a shift in the sales mix to more light-duty engines, which have lower gross profit margins as compared to medium- and heavy-duty engines.

Other income, net was Rmb 132.4 million in 2012, an increase of Rmb 59.3 million from Rmb 73.1 million in 2011. This increase was mainly due to higher income from bank deposits. The main sources of other income in 2012 were (i) interest income of Rmb 99.7 million and (ii) government grant income of Rmb 28.5 million.

Research and development (“R&D”) expenses were Rmb 373.7 million in 2012 compared with Rmb 328.1 million in 2011, representing a 13.9% increase. As a percentage of revenue, R&D spending was 2.8% and 2.1% of revenue, respectively, for 2012 and 2011. The increase in R&D expenses was mainly due to the development of both new engine products such as YC4S, YCYC6MJ and YC6L and continuing development and testing of National V and VI compliant products, as well as continuing development of natural gas engines for use in both CNG and LNG applications.

Selling, general and administrative (“SG&A”) expenses were Rmb 1,475.0 million in 2012, down from Rmb 1,652.1 million in 2011, a decrease of 10.7%. As a percentage of revenue, SG&A expenses were 11.0% and 10.7%, respectively, for 2012 and 2011. The increase of 0.3 percentage points was due mainly to lower sales volume. Warranty expenses were Rmb 322.4 million in 2012 compared with Rmb 401.9 million in 2011. These were 2.4% and 2.6% of revenue, respectively, for 2012 and 2011. Advertising expenses were Rmb 43.4 million in 2012 compared with Rmb 58.7 million in 2011. As a percentage of revenue, these were 0.3% and 0.4%, respectively, for 2012 and 2011. Sales commission expenses were Rmb 63.8 million in 2012 compared with Rmb 113.3 million in 2011. As a percentage of revenue, these were 0.5% and 0.7%, respectively, for 2012 and 2011. Lower sales commission expenses corresponded to lower sales volume.

As a result, profit from operations decreased to Rmb 1,163.5 million in 2012 from Rmb 1,535.1 million in 2011. This decrease was mainly due to lower gross profit. The operating margin was 8.6% in 2012 compared with 9.9% in 2011.

Finance costs were Rmb 213.0 million in 2012 compared with Rmb 156.2 million in 2011. The increase in finance costs was due to increased average borrowings required for existing capital expenditure commitments and working capital. In 2012, Yuchai issued a total of Rmb 1.0 billion of STFBs, which mature in 2013, as compared to Rmb 2.4 billion issued in 2011, which matured and were repaid during 2012. The remaining funding requirements in 2012 were fulfilled by a mix of financing instruments, such as bills discounting and other short-term loans.

Profit before tax from continuing operations was Rmb 913.6 million in 2012, as compared with Rmb 1,299.3 million in 2011.

Income tax expense in 2012 was Rmb 142.2 million in 2012 compared with Rmb 226.8 million in 2011. Our effective tax rates were 15.6% and 17.5%, for 2012 and 2011, respectively.

As a result of the foregoing factors, profit for the year from continuing operations was Rmb 771.3 million in 2012 compared with Rmb 1,072.5 million in 2011, representing a decrease of 28.1%.

Profit for the year of Rmb 771.3 million in 2012 compared with Rmb 1,072.5 million in 2011, representing a decrease of 28.1%.

Profit attributable to us was Rmb 567.3 million in 2012 compared with Rmb 818.5 million in 2011, representing a decrease of 30.7%. Profit attributable to non-controlling interests was Rmb 204.0 million in 2012 compared to Rmb 254.0 million in 2011, representing a decrease of 19.7%.

Inflation

The general annual inflation rate in China was approximately 2.6% both in 2012 and 2013, respectively, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

Seasonality

Yuchai’s results of operations in the first and second quarters of recent calendar years have generally been marginally higher than in the third and fourth quarters of the corresponding year, due to slightly better production and sales performance in the first half compared to the second half of such calendar years. However, any change in economic or market conditions may affect this pattern as it has occurred in the past. As a result, cash generated from operations may also be subject to some seasonal variation. See also “Item 5. Operating and Fiancial Review and Prospects — Liquidity and Capital Resources.”

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

Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity, dividend payments and other operational requirements. We believe that our sources of liquidity are sufficient for our operational requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations are lower than anticipated, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.” Our cash and cash equivalents are held in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.

As of December 31, 2013, we had approximately Rmb 3,561.8 (US$582.0 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

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

As of December 31, 2013, we had outstanding borrowings of Rmb 2,259.4 million (US$369.2 million), including Yuchai’s borrowings of Rmb 2,211.2 million (US$361.3 million).

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

STFBs issued by Yuchai during 2012 and repaid upon maturity in 2013 were as follows:

•

On August 28, 2012 we announced that Yuchai had received approval from NAFMII for the issuance of RMB-denominated unsecured STFBs amounting to Rmb 1 billion. The bonds were issued on August 28, 2012 and matured on August 29, 2013. The bonds bore a fixed annual interest rate of 4.45%, and all the proceeds from the issuance of the bonds were used by Yuchai as working capital.

•

On May 28, 2013, upon the receipt of approval from its board of directors, shareholders and NAFMII to issue medium-term notes (“MTNs”) amounting to Rmb 1.6 billion with a term of three years, Yuchai issued the first tranche of the MTNs amounting to Rmb 1 billion. The MTNs bear a fixed annual interest rate of 4.69% will mature on May 30, 2016. All the proceeds from the issuance of the MTNs are to be used by Yuchai as working capital.

In addition, we have other credit facilities granted by banks in Singapore as follows:

•

On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for an aggregate of US$40.0 million to refinance the S$60.0 million facility from another bank that matured on July 26, 2007. The facility was for a period of three years from the date of the facility agreement and was utilized by us to finance our long-term general working capital requirements. The terms of the facility required, among other things, that Hong Leong Asia retained ownership of the special share and that we remained a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawn down on the US$40.0 million facility. On March 25, 2010, we entered into a supplemental agreement with the bank to refinance the existing US$40.0 million credit facility that matured on March 30, 2010. The new unsecured, multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for a one-year duration. The financial covenant with respect to our consolidated tangible net worth as at June 30 and December 31 of each year was revised from not less than US$120 million to not less than US$200 million, but the other terms remained similar. On March 18, 2011, we entered into an agreement on similar terms with the bank to refinance the existing US$30.0 million credit facility that matured on March 25, 2011. This unsecured multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a three-year duration. On March 12, 2014, we entered into a supplemental agreement with the bank to renew the existing US$30.0 million facility that matured on March 18, 2014. The new unsecured multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 18, 2011.

•

On March 20, 2008, we entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch, to refinance the existing US$25.0 million credit facility which matured on March 20, 2009. The unsecured, multi-currency revolving credit facility had a committed aggregate value of S$21.5 million with one-year duration. The facility was used to finance our long-term general working capital requirements. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year, not being less than US$120 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the bank for a committed aggregate value of S$16.5 million with one-year duration. On March 17, 2010, we entered into a one-year facility agreement with the bank on similar terms to refinance the existing S$16.5 million credit facility that matured on March 19, 2010. On March 11, 2011 we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2011. The new unsecured multi-currency revolving credit facility has a committed aggregate value of S$30.0 million and is for a three-year duration. On March 13, 2014, we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2014. The new unsecured multi-currency revolving credit facility has a committed aggregate value of S$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 11, 2011.

•

On August 21, 2009, we entered into a new short-term loan agreement for up to S$50 million for a twelve month duration with DBS Bank Ltd. of Singapore, to refinance our existing bridging credit facility with the bank which expired on September 4, 2009. The facility was used to finance our long-term general working capital requirements. The terms of the facility included certain financial covenants as well as negative pledge and default provisions. On September 1, 2010, we entered into a new short-term loan agreement with the bank for up to S$10 million with a twelve month duration. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 1.0 times. On November 10, 2011, we entered into a three year revolving credit facility agreement with the bank with a committed aggregate value of S$30.0 million. This arrangement is used to finance our general working capital requirements.

Yuchai’s unutilized facilities amounted to Rmb 4,286.1 million (US$700.3 million) as of December 31, 2013. We believe that should there be a need for further loans from banks, Yuchai could seek to borrow additional amounts through its established banking relationships with a number of domestic Chinese banks or to obtain financing from the discounting of bills receivable or factoring of accounts receivables. However, no assurance can be given that such additional borrowings would be approved by such banks.

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
	(in thousands)
Net cash (used in)/from operating activities	(1,762,386)	1,512,192	589,642	96,345
Net cash used in investing activities	(523,239)	(506,135)	(553,591)	(90,456)
Net cash from/(used in) financing activities	2,357,951	(2,010,937)	(553,179)	(90,388)
Effect of foreign currency exchange on cash and cash equivalents	(8,540)	7,706	(13,938)	(2,276)

Net increase/(decrease) in cash and cash equivalents	63,786	(997,174)	(531,066)	(86,775)

In 2013, net cash from operating activities was an inflow of Rmb 589.6 million (US$96.3 million). The inflow was mainly derived from profit before tax of Rmb 1,162.1 million offset by higher working capital such as trade receivables and inventories. In 2012, net cash from operating activities was an inflow of Rmb 1,512.2 million. The inflow was mainly derived from profit before tax of Rmb 913.6 million and reduction of working capital such as decrease in inventories of Rmb 428.7 million. In 2011, net cash from operating activities was outflow of Rmb 1,762.4 million. The inflow from profit before tax of Rmb 1,299.3 million was offset by outflow from increased working capital such as trade and other receivables of Rmb 2,447.2 million and decrease in trade and other payables of 1,004.3 million.

In 2013, net cash used in investing activities was an outflow of Rmb 553.6 million (US$90.5 million). The outflow was mainly due to purchase of property, plant and equipment of Rmb 441.4 million and net placement of fixed deposits with banks of Rmb 295.5 million offset by inflow from interest received of Rmb 70.6 million and proceeds from disposal of assets classified as held for sale of Rmb 84.5 million. In 2012, net cash used in investing activities was an outflow of Rmb 506.1 million. The outflow was mainly due to purchase of property, plant and equipment of Rmb 643.5 million offset by inflow from interest received of Rmb 99.7 million. In 2011, net cash used in investing activities was an outflow of Rmb 523.2 million. The outflow was mainly due to purchase of property, plant and equipment of Rmb 807.3 million offset by inflow from disposal of property, plant and equipment of Rmb 150.1 million, government grants of Rmb 71.0 million and interest received of Rmb 53.2 million.

In 2013, net cash used in financing activities was an outflow of Rmb 553.2 million (US$90.4 million). The outflow was mainly due to payment of dividend of Rmb 280.5 million and interest paid of Rmb 159.5 million. In 2012, net cash used in financing activities was outflow of Rmb 2,010.9 million. The outflow was mainly due to net reduction in borrowing of Rmb 1,252.8 million, dividend paid of Rmb 288.2 million and interest paid of Rmb 231.5 million. In 2011, net cash used in financing activities was an inflow of Rmb 2,358.0 million. The inflow was mainly due to net increase in borrowing of Rmb 3,070.6 million, offset by payment of dividend of Rmb 505.2 million and interest paid of Rmb 179.8 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2013 was Rmb 4,333.9 million (US$708.1 million) compared to Rmb 2,906.3 million as of December 31, 2012.

As of December 31, 2013, we had long-term interest-bearing loans and borrowings totaling Rmb 1,028.4 million (US$168.0 million) and current interest-bearing loans and borrowings totaling Rmb 1,231.0 million (US$201.1 million).

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt (1)	1,295.6	1,295.6	—	—	—
Long-term debt (1)	1,184.3	—	1,184.3	—	—
Purchase obligations regarding capital expenditures(2)	885.7	885.7	—	—	—
Operating lease commitments	21.7	13.9	7.8	—	—

Total	3,387.3	2,195.2	1,192.1	—	—

(1)	Includes contractual interest payments
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were Rmb 931.8 million, Rmb 736.7 million and Rmb 429.6 million (US$70.2 million) in 2011, 2012 and 2013, respectively. These expenditures are primarily used for upgrading existing facilities and building new facilities. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai and us.

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

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2013, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of Rmb 885.7 million (US$144.7 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2012 and 2013, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of Rmb 35.7 million and Rmb 84.1 million (US$13.7 million), respectively. These were issued for purchase of production materials, machinery and equipment.

As of December 31, 2012 and 2013, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 829.0 million and Rmb 1,243.4 million (US$203.2 million), respectively. These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund the operation, as and when required.

As of December 31, 2012 and 2013, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation totaled Rmb 567.1 million and Rmb 1,043.2 million (US$170.5 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

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

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of the Group’s financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after January 1, 2014 provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Group, since none of the entities in the Group would qualify to be an investment entity under IFRS 10.

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to be relevant to the Group.

IAS 36 Impairment of Assets — Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014 but cannot be applied in periods (including comparative periods) in which IFRS 13 is not applied. The amendments affect disclosures only and will have no impact on our financial position or performance.

IFRIC Interpretation 21 Levies (“IFRIC 21”)

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Group does not expect that IFRIC 21 will have material financial impact in future financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting — Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. The Group has not novated its derivatives during the current period. However, these amendments would be considered for future novations.

Annual Improvements to IFRS

These improvements, which are applicable to the Group, include:

IFRS 8 Operating Segments

This improvement clarifies that operating segments may be combined/aggregated if they are consistent with the core principle of the standard, if the segments have similar economic characteristics and if they are similar in other qualitative respects. If they are combined, the entity must disclose the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. This improvement also clarifies reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. This improvement is to be applied retrospectively for annual periods beginning on or after July 1, 2014.

IAS 24 Related Party Disclosures

The amendment clarifies that a management entity – an entity that provides key management personnel services – is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment is to be applied retrospectively for annual periods beginning on or after July 1, 2014.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of March 7, 2014, there are eight members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck and Hoh Weng Ming as its nominees. Mr. Yan Ping and Mr. Han Yi Yong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
YAN Ping(1)	Director	2012
WU Qi Wei(1)	Alternate Director to YAN Ping	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
TAN Aik-Leang (1)(3)	Director	2005
HAN Yi Yong (1)	Director	2010
HO Chi-Keung Raymond(2)(3)	Director	2013
LEONG Kok Ho	Chief Financial Officer	2012
FOO Shing Mei Deborah	General Counsel	2007
Ira Stuart OUTERBRIDGE III	Secretary	2001

Mr. Goh H Benny resigned from his positions as President and Director of the Company on May 31, 2013. Mr Matthew Richards resigned as a director of the Company on April 30, 2013.

Mr. Hoh Weng Ming was appointed President of the Company on July 17, 2013. Mr. Ho Chi-Keung Raymond was appointed as an independent director of the Company on April 30, 2013.

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.

Mr. Hoh Weng Ming was appointed President and a Director of the Company on July 17, 2013 and November 11, 2011 respectively. He was the Chief Financial Officer of the Company from May 1, 2008 to November 10, 2011. He is also a Director of Yuchai and HLGE with effect from December 26, 2008 and February 16, 2011 respectively. Mr. Hoh has more than 25 years of working experience in accounting and financial management positions with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various finance roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd. and CYI, both subsidiaries of Hong Leong Asia. Previously, he held the position of Financial Controller of the Company from 2002 to 2003. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

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

Mr. Kwek Leng Peck is a Director of the Company. He is a member of the Kwek family which controls the Hong Leong Investment Holdings group of companies. He is an Executive Director of Hong Leong Asia and Hong Leong Investment Holdings Pte. Ltd. and the non-executive Chairman of Tasek Corporation Berhad. He also sits on the boards of HL Technology, Hong Leong China, Yuchai, City Developments Limited, Hong Leong Finance Limited and Millennium & Copthorne Hotels Plc, as well as other affiliated companies. He holds a Diploma in Accountancy and has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

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

Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is the Managing Director of Octagon Advisors (Shanghai) Co. Ltd and a managing director of Octagon Advisors Pte. Ltd., a financial advisory firm in Singapore. Between 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Mr. Neo is currently a director of Asia Airfreight Terminal Co Ltd, Value Partners Goldstate Fund Management Co Ltd, Cambodia Post Bank Plc and Credit China Holdings Limited, which is listed on the Hong Kong Stock Exchange. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

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

Mr. Ho Chi-Keung Raymond was previously a director of the Company from June 2004 to September 2006 and was re-appointed to the Board of Directors on April 30, 2013. He was in private practice as a solicitor in Hong Kong, Mainland China and Canada between 1983 and 2006. He is now practicing independently as an arbitrator. Mr. Ho was the Secretary General of the Law Society of Hong Kong from 2008 to 2011 and prior to that between 1999 and 2006, he was a partner of Fred Kan & Co., a law firm based in Hong Kong with operations in Tokyo, Japan and China. He holds the degrees of Bachelor of Laws and Master of Social Sciences from the University of Hong Kong, as well as a Master of Laws degree from the University of London. He is a Fellow of the UK Chartered Institute of Arbitrators and is currently listed on the HKIAC’s panel of arbitrators. Mr. Ho is a director of Cheer Moon Development Limited and Power Rich Investment Limited. Our Board of Directors has determined that Mr. Ho is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Han Yi Yong is a Director of the Company and Yuchai. He is also the Chairman and a director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s Degree in Vehicle Engineering from the Shandong University of Technology and a Master’s Degree in Power Machinery and Engineering from Guangxi University.

Mr. Leong Kok Ho was appointed Chief Financial Officer of the Company on January 9, 2012. Mr. Leong’s previous positions were Regional Controller (Asia Pacific) for Parker Drilling Company, a company listed on the New York Stock Exchange (NYSE-PKD) and Chief Financial Officer of KS Energy Services Limited, a company listed on the Main Board of the Singapore Exchange. Mr. Leong also has China working experience when he served as Finance Manager and Operation Manager for the Kuok Group of Companies in China. Mr. Leong holds a Bachelor of Accountancy from the National University of Singapore and an MBA from the University of Southern Queensland in Australia in 1999. He is a Fellow Certified Accountant of Singapore.

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

Audit Committee

The Audit Committee comprises of three independent non-executive directors, namely Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Ho Chi-Keung Raymond. The Audit Committee oversees the performance of our internal audit function and our independent registered public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

Compensation Committee

The members of the Compensation Committee are Messrs. Kwek Leng Peck (Chairman), Neo Poh Kiat and Ho Chi-Keung Raymond. The Compensation Committee reviews our general compensation structure as well as reviews, recommends or approves executive appointments and remuneration, subject to ratification by our Board of Directors and supervises the administration of our employee benefit plans, including stock option plans, if any.

Directors and Executive Officers of Yuchai

According to Yuchai’s Articles of Association, the Board of Directors of Yuchai shall consist of 13 members. Currently, there are 12 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s Board of Directors has been reconstituted with the Company entitled to elect 9 of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us.

Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of March 7, 2014 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
YAN Ping (1)	Chairman of the Board of Directors	2005
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (2)	Director and General Manager	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
TAN Aik-Leang (1)	Independent Director	2005
ZHANG Xiaoyu	Independent Director	2013
GAO Jia Lin	Director	2013
HAN Yi Yong (1)	Director and Company Secretary	2010
GU Tangsheng	Director	2005
TAY Hui Boon Kelly (3)	Financial Controller seconded to Yuchai	2008
LAI Tak Chuen Kelvin (3)	Director and Chief Business Controller	2011
LIU Hung Derek (3)	Deputy General Manager	2012
CHEN Ningbin	Deputy General Manager	2011
ZHONG Yu Wei	Deputy General Manager	2010
WANG Limin	Deputy General Manager	2013
LIANG Qingyan	Deputy General Manager	2009
LIN Zhiqiang	General Engineer	2011
LU Yuming	Deputy Chief Accountant	2013

Mr. Hoh Weng Ming was appointed Deputy Chairman of Yuchai on June 7, 2013. Mr. Goh H Benny resigned as Deputy Chairman of Yuchai on May 21, 2013.

Mr. Lu Yu Ming was appointed Deputy Chief Accountant of Yuchai on November 25, 2013. Ms. Qin Xiao Hong resigned from her positions as Director and Chief Accountant of Yuchai on September 11, 2013.

(1)	Also a Director of the Company.
(2)	Also an Alternate Director of the Company to Mr. Yan Ping.
(3)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Yan Ping, Gan Khai Choon, Neo Poh Kiat, Kwek Leng Peck, Tan Aik-Leang, Hoh Weng Ming, Wu Qi Wei and Han Yi Yong, see “ Item 6. Directors, Senior Management and Employees — Directors and Executive Officers of the Company.”

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

Mr. Zhang Xiaoyu was appointed an Independent Director of Yuchai on January 1, 2013. He is currently the Honorary Chairman of the China Association of Automobile Manufacturers and the Society of Automotive Engineers of China as well as the Chairman of China Internal Combustion Engine Institute and Deputy Chairman of the China Machinery Industry Federation. He is also an independent director of Xiamen King Long Motor Group Company Limited and Chongqing Zongshen Power Machinery Company Limited. He graduated from Tsinghua University with a degree in automotive engineering and has attained the status of senior professional engineer.

Mr. Gao Jia Lin was appointed a Director of Yuchai on February 25, 2013. He was formerly the Deputy Chairman of Yuchai. He joined Hong Leong China in 1992 and served as the Senior Vice President of Hong Leong Asia, China Operation until his retirement in November 2008. He has a mechanical engineering degree from Tsinghua University.

Mr. Gu Tangsheng is a Director of Yuchai and a Director and President of the State Holding Company. He holds a PhD in physics from Zhongshan University.

Ms. Tay Hui Boon Kelly is the Financial Controller of the Company seconded to Yuchai. She has been assigned by us to assist Yuchai in its financial accounting, reporting and compliance with local and statutory requirements, and the implementation of financial policies, procedures, financial budgeting and review of investments. Ms. Tay holds a Bachelor degree in Accounting and Financial and Information Management from the University of Sheffield, United Kingdom. She has more than 13 years of experience in management costing and accounting and gained substantial experience from working in various parts of China.

Mr. Lai Tak Chuen Kelvin was appointed Vice President of Operations of the Company on June 7, 2010. He was appointed Chief Business Officer and a Director of Yuchai on March 11, 2011 and June 28, 2013 respectively. Mr. Lai holds a Bachelor of Business Administration in Management from the Open University of Hong Kong as well as a Postgraduate Certificate in Engineering Business Management from the University of Warwick, UK. He worked for 10 years as a marine engineer on ocean going vessels and later as a Port Engineer at the International Maritime Corporation. He has also worked for Rolls-Royce International Ltd in their power generation and industrial power business in China and Taiwan, and worked for Cummins Hong Kong Ltd as General Manager in their diesel engine distribution and aftermarket business.

Mr. Liu Hung Derek is the Assistant Vice President of International Sales of the Company, Deputy General Manager of the international department and Deputy General Manager of the Marine and G-drive Engine Department of Yuchai. He has 15 years experience in the diesel generator business from FG Wilson (Engineering) HK Ltd. He holds a Bachelor degree of Science in Applied Chemistry from the Hong Kong Baptist University and he holds a Master’s Degree in Marketing from the University of New South Wales in Australia.

Mr. Chen Ningbin was appointed a Deputy General Manager of Yuchai on March 1, 2011. He is a Business Management Major from Yongjiang University and holds a Master’s Degree in Business Administration from the University of South Australia.

Mr. Wang Limin was appointed a Deputy General Manager of Yuchai on January 1, 2013 and he holds a Bachelor’s degree in Vehicle Engineering from Hubei Automotive Industrial College.

Mr. Liang Qingyan was appointed as a Deputy General Manager of Yuchai on July 30, 2009 and he holds a Bachelor’s degree in Mechanical Manufacture Technology and Equipment from Guangxi University.

Mr. Zhong Yuwei was appointed as Deputy General Manager of Yuchai on February 1, 2010. He is the chief product planner of Yuchai. Mr. Zhong holds a Bachelor degree in Internal Combustion Engine from the Tsinghua University.

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

Mr. Lu Yu Ming was appointed Deputy Chief Accountant of Yuchai on November 25, 2013. He holds a Bachelor’s degree in Financial Management from Zhejiang University and has worked in Yuchai’s finance department since 2001.

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

However, although our nominees constitute a majority of the Board of Directors of Yuchai, there have, on various occasions in the past, been periods of time when no board meetings have been held, despite Yuchai’s Articles of Association requiring the Board of Directors to meet at least once every six months as well as upon repeated requests by us. Prior to the execution of the Reorganization Agreement, Yuchai’s Articles of Association provided that a quorum for a board meeting was at least five Directors, three representing holders of Foreign Shares and two representing holders of State Shares or Legal Person Shares. However, subsequent to the execution of the Reorganization Agreement, these quorum requirements have been amended in Yuchai’s new Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009. Under the new Articles of Association, a quorum for a board meeting shall be at least seven directors, four representing holders of Foreign Shares and three representing holders of State Shares or Legal Person Shares. If the quorum cannot be met for two consecutive times, then any seven directors present shall constitute the quorum for the third meeting.

Yuchai’s management consists of a Chairman, a General Manager and several Deputy General Managers, other senior officers designated by its Board of Directors and senior managers and officers designated by us. Yuchai’s management handles daily operations and implements the corporate policies under the direction and guidance of its Board of Directors.

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 7, 2014, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes — Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

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

In fiscal year 2013, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company. For fiscal year 2013, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”

Share Ownership

The directors and executive officers of the Company and Yuchai do not currently own any shares of Common Stock or options to acquire any shares of Common Stock.

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2013 was approximately Rmb 59.2 million (US$9.7 million).

There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

Employees

As of December 31, 2013, 2012 and 2011, Yuchai employed approximately 11,976, 11,496 and 11,925 people, respectively, nationwide in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity. Yuchai also provides its employees with housing and meal subsidies and medical insurance. For fiscal year 2013, the total annual salary and bonus paid to Yuchai’s employees was Rmb 905.1 million (US$147.9 million).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of March 31, 2014 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,267,673 shares of Common Stock outstanding as of March 31, 2014.

Identity of Person or Group	Number	Percentage (%)
Hong Leong Asia Ltd (1)	13,243,431	35.5%
The Yulin City Government (2)	7,028,151	18.9%
Shah Capital Management (3)	2,339,543	6.3%

(1)

Information based upon an announcement by Hong Leong Asia on the Singapore Exchange on March 27, 2014 and a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended on September 10, 2003, October 7, 2003, October 15, 2003, December 1, 2003, October 27, 2009, October 28, 2009, August 30, 2010, May 25, 2011, June 7, 2011, August 12, 2011, August 23, 2011 and November 22, 2011. Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 13,243,431 shares of Common Stock or approximately 35.5% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited, having increased its holdings from 26.7% to 28.2% during the period from October 27, 2009 to August 30, 2010, from 28.2% to 34.9% during the period from May 23, 2011 to November 22, 2011 and from 34.9% to 35.5% during the period from March 11 to 26, 2014. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to ourshares and share ownership — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders And Related Party Transactions — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

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

(3)	Information based on a report on Schedule 13F filed by Shah Capital Management with the SEC on April 14, 2014 for the first quarter ended March 31, 2014.

As of February 28, 2014, there were 24,035,768 shares of Common Stock, or 64.5% of the total number of shares of Common Stock, held of record by 19 persons with registered addresses in the United States.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 7, 2014, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2013, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services.

During fiscal year 2013, certain affiliates of Hong Leong Asia charged us Rmb 6.5 million (US$1.1 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During fiscal year 2013, certain subsidiaries and affiliates of the State Holding Company supplied raw materials and delivery services to Yuchai and acted as sales agents for Yuchai’s products. The State Holding Company also purchased scraps from Yuchai. Yuchai considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. During fiscal year 2012, a subsidiary of the State Holding Company purchased one of Yuchai’s subsidiaries, namely Yuchai Express Guarantee Co. Ltd, for approximately Rmb 85.8 million.

For further details on these transactions, please see Note 28 to our consolidated financial statements appearing elsewhere herein.

On February 19, 2014, we entered into a loan agreement with HLGE extending the loan for another year from July 2014 to July 2015. During the period from January 1, 2013 to March 7, 2014, the largest amount outstanding under the loan was S$75 million, and, as of March 7, 2014, S$68 million was outstanding under the loan. For more details, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to continue as a going concern or raise sufficient funds to pay its debt obligations to us.” We have undertaken other significant business transactions with related parties during the fiscal year ended December 31, 2013, as set forth under Note 28 to our consolidated financial statements appearing elsewhere herein.

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

In response to earlier difficulties with respect to corporate governance measures and certain dividends declared by Yuchai, we initiated legal and arbitration proceedings in New York, London and Singapore against Yuchai, Mr. Wang and other related parties in May 2003. We subsequently discontinued these proceedings as a result of the execution of the July 2003 Agreement. Among other things, the July 2003 Agreement led to the resolution at that time of previous disagreements with respect to the payment of dividends by Yuchai to us and the re-appointment of Mr. Wang Jianming as Chief Executive Officer and Chairman of the Board of Directors of Yuchai in September 2003. We and Yuchai also agreed to work together to implement corporate governance procedures and to promote plans to enhance shareholder value. However, from time to time, we have continued to face difficulties in obtaining the cooperation of the Chinese shareholders of Yuchai in the daily management and operation of Yuchai and to fully exercise our controlling interest in Yuchai. Following the execution of the July 2003 Agreement, disagreements among the parties continued to recur. For example, representatives of the Chinese shareholders of Yuchai alleged that resolutions passed by our six wholly-owned subsidiaries at Yuchai’s shareholders’ meeting in December 2004 were invalid, allegations with which we disagreed.

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

Other Legal Proceedings

In 2011, Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”), a subsidiary of Yuchai, initiated a contractual claim against Guangxi Yuchai Automobile Spare Parts Manufacturing Company Limited (“Qipei”) for a sum of Rmb 29.2 million. On October 14, 2011, the trial court issued a judgment in favor of YAMC and ordered that Qipei should repay the outstanding payables amounting to Rmb 22.0 million to YAMC. As of March 8, 2013, Yuchai has proceeded to execute the judgment and applied for an injunction to freeze the defendants’ assets prior to settlement of the judgment sum. As of May 28, 2013, Yuchai had executed the court order and the sum of Rmb 22.0 million has been fully repaid by the defendant.

ITEM 9. THE OFFER AND LISTING

Since December 16, 1994, the Common Stock has been listed and traded on the NYSE under the symbol “CYD.” The Common Stock is not listed on any other exchanges within or outside the United States.

The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

Period	US$ High	US$ Low
2009	17.37	3.17
2010	32.45	12.30
2011	33.50	12.63
2012	18.52	11.70
2013	26.39	13.43

Period	US$ High	US$ Low
2012 First Quarter	18.52	14.03
2012 Second Quarter	15.96	11.70
2012 Third Quarter	13.91	12.10
2012 Fourth Quarter	16.20	12.64
2013 First Quarter	18.51	14.72
2013 Second Quarter	18.35	13.43
2013 Third Quarter	24.86	16.48
2013 Fourth Quarter	26.39	20.15
2014 First Quarter	24.94	19.40

Period	US$ High	US$ Low
October 2013	26.39	22.32
November 2013	24.99	22.38
December 2013	23.20	20.15
January 2014	23.00	19.40
February 2014	24.94	20.00
March 2014	22.08	20.54

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

Standard for US Domestic Listed Companies	China Yuchai International Limited’s Practice
Director Independence

• A majority of the board must consist of independent directors.	• Three of our eight directors, Messrs. Neo Poh Kiat, Tan Aik-Leang and Ho Chi-Keung Raymond are independent within the meaning of the NYSE standards.

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

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$593,973 for fiscal year 2011 at our annual general meeting held on June 15, 2012 and from US$250,000 to US$590,000 for fiscal year 2012 at our annual general meeting held on July 1, 2013.

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

Yuchai, as a FIE, is permitted to retain its foreign currency earnings and maintain foreign currency accounts at designated foreign exchange banks. However, there can be no assurance that the current authorizations for FIEs to retain their foreign exchange to satisfy foreign exchange liabilities in the future will not be limited or eliminated or that Yuchai will be able to obtain sufficient foreign exchange to satisfy their foreign exchange requirements. Foreign exchange transactions under the capital account continue to be subject to limitations and require approvals of and registrations with SAFE, which could affect the ability of Yuchai to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the US dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the US dollar again, though there have been periods when the US dollar has appreciated against the Renminbi as well. In sum, from July 20, 2006 to December 31, 2013, the Renminbi appreciated about 32.0% against the US dollar. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

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

On April 28, 2013, SAFE issued the Administrative Measures for Foreign Debt Registration, which took effect on May 13, 2013 and set forth the procedures for the registration of foreign debt borrowings. With the effectiveness of such Measures, the Notice on Relevant Issues for Improving Foreign Debt Administration was abolished on May 13, 2013.

On May 10, 2013, SAFE issued the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in China, which further simplified certain operating procedures for foreign direct investments.

On January 10, 2014, SAFE issued the Notice on further Improving and Adjusting the Foreign Exchange Administration on Capital Accounts, which simplified the foreign exchange operating procedures for certain capital accounts.

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

Taxation of Dividends from Yuchai

Under the formal Foreign Investment and Foreign Enterprises Law (the “FEIT Law”), any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. This exemption is only applicable for revenues accumulated up to December 31, 2007.

In 2007, the PRC National People’s Congress adopted a new tax law, China Unified Enterprise Income Tax Law (the “CIT Law”) and the State Council adopted the related implementation rules, or the Implementation Rules, which became effective on January 1, 2008. In accordance with the CIT Law and the Implementation Rules, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months.

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

•

The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was applicable from 2001 to 2010. In 2011, the scheme was extended to 2020. The list of qualifying industries for the Western Development Incentive Scheme has not been published yet. In the event that Yuchai does not fall into any of the qualifying industries, we may not be able to enjoy the preferential tax offered under this scheme.

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

The China tax bureau periodically conducts tax examinations. Our last tax examination was conducted in 2011, when the provincial tax bureau completed an examination of Yuchai’s PRC income tax returns for 2006 through to 2010. The tax bureau did not propose any adjustment to Yuchai’s tax positions, and no surcharge or penalty was imposed. However, any adverse findings or change in the tax legislation in China could have a material adverse impact to our consolidated financial conditions or results of operations.

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

Withholding Tax

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

The seller of the goods adds 17% to the sale price of the item. The VAT amount is separately listed in the normal invoice (except in the case of retail sales), and the seller collects the applicable amount of VAT through the sale of the item. The amount of the seller’s VAT liability to the Taxation Bureau is calculated as the amount of sales multiplied by the applicable VAT rate. The amount of the seller’s VAT liability may be reduced by deducting the VAT included in the fixed assets (excluding those used exclusively in non-VAT taxable, VAT exempted and welfare activities, or for personal consumption, or their combination), materials, parts and other items purchased by the seller and used in producing the goods.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning and disposing of Common Stock. It applies to a US Holder (as defined below) that holds the Common Stock as capital assets for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, including:

•	a financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a real estate investment trust,

•	a regulated investment company,

•	U.S. expatriates,

•	persons who acquired Common Stock pursuant to the exercise of any employee share option or otherwise as compensation,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a person that owns Common Stock through a partnership or other pass-through entity,

•	a person that holds Common Stock as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the recently enacted Medicare tax on certain “net investment income.” If an entity or arrangement that is treated as a partnership for United States federal income tax purposes, holds the Common Stock, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.

For purposes of this discussion, a US Holder is a beneficial owner of Common Stock that is:

•	a citizen or resident of the United States,

•	a US domestic corporation (or other entity taxable as a US domestic corporation for United States federal income tax purposes),

•	an estate the income of which is subject to United States federal income tax regardless of its source, or

•

a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person.

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

With respect to non-corporate taxpayers, dividends may be taxed at the lower applicable capital gains rate provided that (1) the Common Stock is readily tradable on an established securities market in the United States, (2) the Company is not a PFIC (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common Stock generally is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the NYSE. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Company’s Common Stock.

For foreign tax credit limitation purposes, the dividend will generally constitute foreign source income and will generally be “passive category income” but could, in the case of certain US Holders, constitute “general category income.”

Sale or Other Disposition of Common Stock

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

If a US Holder holds shares in any year in which the Company is a PFIC, that holder will be required to file an annual information report with the United States Internal Revenue Service.

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

Additional Reporting Requirements

Certain US Holders who are individuals are required to report information relating to an interest in our shares, subject to certain exceptions. US Holders should consult their tax advisors regarding the effect, if any, of this United States federal income tax legislation on their ownership and disposition of our shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. There is no ready market in China for Yuchai to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, we also have various credit facilities from banks in Singapore to fund our business expansion plan. As of December 31, 2013, we had outstanding consolidated loans of Rmb 2,259.4 million (US$369.2 million). Part of these credit facilities were denominated in Singapore dollars used mainly to invest into Singapore dollars denominated investments of TCL and HLGE. Therefore, this has provided a natural hedge for the Singapore dollars currency.

The Company is exposed to the following market risk.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investment and derivative financial instrument.

Interest rate risk

The primary source of the Company’s interest rate risk relates to interest-bearing bank deposits and its borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Company are disclosed in Note 15. As certain rates are based on interbank offer rates, the Company is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Company, any variation in the interest rates may have a material impact on the results of the Company.

The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at December 31, 2013 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2013 of the Company would increase/decrease by Rmb 6.5 million (US$1.1 million) (2012: profit increase/decrease by Rmb 4.7 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk are primarily Singapore dollar, Euro, Malaysian Ringgit, Great British pound, Renminbi, Canadian dollar and the United States dollar.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	Great British Pound	United States Dollar	Renminbi	Others
2012	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Held for trading investment	48,761	—	—	—	—	—
Trade and other receivables	534	133	—	23,237	40,633	444
Cash and bank balances	140,858	—	240,566	1,147	13	479
Financial liabilities	(51,422)	(5,606)	—	(271,065)	—	—
Trade and other payables	(43,498)	—	—	(34,233)	(1,336)	(114)

	95,233	(5,473)	240,566	(280,914)	39,310	809

	Singapore Dollar	Euro	Canadian Dollar	United States Dollar	Renminbi	Others
2013	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Held for trading investment	28,105	—	—	—	—	—
Trade and other receivables	561	31,590	—	11,293	35,426	5
Cash and bank balances	171,475	—	—	167,394	—	383
Financial liabilities	(48,153)	(22,483)	(159,607)	(25,738)	—	—
Trade and other payables	(32,077)	—	—	(17,580)	(1,336)	(17)

	119,911	9,107	(159,607)	135,369	34,090	371

US$	19,593	1,488	(26,079)	22,119	5,570	61

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2012	2013	2013
	Rmb	Rmb	US$
	(in thousands)
Singapore dollar	9,523	11,991	1,959
Euro	(547)	911	149
Great British pound	24,057	—	—
Canadian dollar	—	(15,961)	(2,608)
United States dollar	(28,091)	13,537	2,212
Renminbi	3,931	3,409	557

Equity price risk

The Company has held for trading investments which are quoted. The exposure to quoted instruments is limited.

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) the Company’s profit by the following amount:

	2012	2013	2013
	Rmb	Rmb	US$
	(in thousands)
Statement of profit or loss	4,876	2,811	459

The Company has invested in a company that is quoted on the Singapore Exchange, a summary of which is provided below:

	Number of Shares	Value as at December 31, 2012	Value as at December 31, 2013	Value as at December 31, 2013
		Rmb	Rmb	US$
		(in millions)	(in millions)	(in millions)
TCL	318,737,352	48.8	—	—
TCL	202,453,352	—	28.1	4.6

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013.

C. Report of Independent Registered Public Accounting Firm on internal Controls

The report of our independent registered public accounting firm on the effectiveness of the Company’s internal controls over financial reporting is included on page F-2 of this Annual Report.

D. Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date of this report, the Company’s Audit Committee members are Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat, and Ho Chi-Keung Raymond. See “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Pursuant to SEC rules, the Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	Audit fees		Audit—related fees	Tax fees	Others	Total
	Rmb		Rmb	Rmb	Rmb	Rmb
	(in thousands)
2012	7,862	[1]	—	26	479	8,367
2013	1,567	[2]	—	—	46	1,613

[1]	Represents the total audit fees for fiscal year 2012 billed to the Company (excluding HLGE) by its independent registered public accounting firm.
[2]

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2013. The remaining audit fees of Rmb 6.8 million had not been billed as of December 31, 2013.

Audit fees

Services provided are all pre-approved by the Company’s Audit Committee and primarily consist of professional services relating to the annual audits of consolidated financial statements as well as statutory audits required by foreign jurisdictions and quarterly reviews.

Audit-related fees

The Company’s Audit Committee pre-approves each engagement of Ernst & Young LLP for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes Oxley Act of 2002, performed and to be performed for the Company.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As our Common Stock is listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our audit committee consists of three directors: Tan Aik-Leang (Chairman), Neo Poh Kiat and Ho Chi-Keung Raymond. Each of Messrs. Tan, Neo and Ho satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices, which are in compliance with Bermuda law, and those followed by US companies can be found in “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Corporate Governance.”

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

4.7	Form of indemnification agreement entered into by the Registrant with its officers and directors (incorporated herein by reference to the Form 20-F FY2013).

4.8	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

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

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Hoh Weng Ming
Name: Hoh Weng Ming
Title: President and Director

Date: April 22, 2014

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

4.7	Form of indemnification agreement entered into by the Registrant with its officers and directors ((incorporated herein by reference to the Form 20-F FY2013).

4.8	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

4.9

Reorganization Agreement between the Company, Coomber and Yuchai, dated April 7, 2005 (incorporated herein by reference to the Current Report on Form 6-K filed by the Registrant on April 7, 2005 (File No. 001-13522)).

Exhibit Number	Description of Exhibit

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
December 31, 2013

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2013

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, China Yuchai International Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2013

The Board of Directors and Shareholders of China Yuchai International Limited (cont’d)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 of China Yuchai International Limited and our report dated April 22, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Singapore

April 22, 2014

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2013

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As disclosed in Note 2.4 and Note 36 to the consolidated financial statements, China Yuchai International Limited changed its method of accounting for short-term employee benefits on a retrospective basis effective January 1, 2013, and the 2012 consolidated statement of financial position has been restated accordingly.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 22, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Singapore

April 22, 2014

China Yuchai International Limited

Consolidated Statement of Profit or Loss

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2011	31.12.2012	31.12.2013	31.12.2013
		Rmb’000	Rmb’000	Rmb’000	US$’000

Sales of goods	7	15,378,190	13,381,025	15,809,894	2,583,274
Rendering of services	7	66,238	68,464	92,461	15,108

Revenue	7	15,444,428	13,449,489	15,902,355	2,598,382
Cost of sales (goods)	8.1	(11,966,496)	(10,532,463)	(12,577,458)	(2,055,108)
Cost of sales (services)		(35,653)	(37,142)	(59,993)	(9,802)

Gross profit		3,442,279	2,879,884	3,264,904	533,472
Other operating income	8.2(a)	102,403	176,409	179,887	29,393
Other operating expenses	8.2(b)	(29,325)	(44,059)	(23,535)	(3,846)
Research and development costs	8.1, 8.3	(328,140)	(373,732)	(468,612)	(76,569)
Selling, distribution and administrative costs	8.1	(1,652,129)	(1,475,038)	(1,550,228)	(253,301)

Operating profit		1,535,088	1,163,464	1,402,416	229,149
Finance costs	8.4	(156,174)	(213,019)	(161,211)	(26,341)
Share of profit of associates	5	1,519	2,372	159	26
Share of losses of joint ventures	6	(81,151)	(39,241)	(79,245)	(12,948)

Profit before tax		1,299,282	913,576	1,162,119	189,886
Income tax expense	9	(226,780)	(142,238)	(222,147)	(36,298)

Profit for the year		1,072,502	771,338	939,972	153,588

Attributable to:
Equity holders of the parent		818,532	567,333	700,423	114,446
Non-controlling interests		253,970	204,005	239,549	39,142

		1,072,502	771,338	939,972	153,588

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Profit or Loss (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2011	31.12.2012	31.12.2013	31.12.2013
		Rmb	Rmb	Rmb	US$

Earnings per share	10
Basic and diluted, profit for the year attributable to ordinary equity holders of the parent		21.96	15.22	18.79	3.07

Weighted average number of shares:
- Basic and diluted		37,267,673	37,267,673	37,267,673	37,267,673

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit for the year	1,072,502	771,338	939,972	153,588

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	(3,112)	(9,094)	(3,728)	(609)
Realization of foreign currency translation reserves upon disposal of assets classified as held for sale	—	—	10,770	1,759

Net other comprehensive income to be reclassified to profit or loss in subsequent periods, representing other comprehensive (loss)/income for the year, net of tax	(3,112)	(9,094)	7,042	1,150

Total comprehensive income for the year, net of tax	1,069,390	762,244	947,014	154,738

Attributable to:
Equity holders of the parent	809,939	561,923	697,466	113,962
Non-controlling interests	259,451	200,321	249,548	40,776

	1,069,390	762,244	947,014	154,738

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	1.1.2012	31.12.2012	31.12.2013	31.12.2013
		Rmb’000	Rmb’000	Rmb’000	US$’000
		(Restated)	(Restated)

ASSETS

Non-current assets
Property, plant and equipment	11	3,748,233	4,016,593	4,036,163	659,493
Prepaid operating leases	12	387,839	346,568	402,365	65,745
Goodwill	13	212,636	212,636	212,636	34,744
Intangible assets	14	24,754	135,411	145,283	23,739
Investment in associates	5	38,001	2,111	2,230	364
Investment in joint ventures	6	456,745	376,520	315,122	51,490
Deferred tax assets	9	359,332	353,382	389,077	63,574
Long-term bank deposits	21	—	—	185,000	30,228
Other investments		17,284	—	—	—

		5,244,824	5,443,221	5,687,876	929,377

Current assets
Inventories	17	2,416,056	2,010,755	2,334,052	381,375
Trade and bills receivables	19	6,690,917	6,591,736	7,437,948	1,215,331
Prepayments		100,863	53,728	57,858	9,454
Other receivables	20	466,069	243,333	316,181	51,663
Prepaid operating leases	12	11,292	12,614	12,243	2,000
Other current assets	18	96,222	101,225	70,162	11,464
Cash and cash equivalents	21	4,124,776	3,127,602	2,596,536	424,263
Short-term investments	21	—	—	110,524	18,060
Restricted cash	21	—	269,963	669,788	109,440

		13,906,195	12,410,956	13,605,292	2,223,050
Assets classified as held for sale	22	—	69,496	—	—

		13,906,195	12,480,452	13,605,292	2,223,050

Total assets		19,151,019	17,923,673	19,293,168	3,152,427

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	1.1.2012	31.12.2012	31.12.2013	31.12.2013
		Rmb’000	Rmb’000	Rmb’000	US$’000
		(Restated)	(Restated)

EQUITY AND LIABILITIES

Equity
Issued capital	23	1,724,196	1,724,196	1,724,196	281,727
Preference shares	23	21	21	21	3
Statutory reserves	25	297,109	298,710	300,718	49,136
Capital reserves		2,932	2,932	2,932	479
Retained earnings		3,626,714	3,980,632	4,471,075	730,556
Other components of equity		(108,769)	(90,794)	(107,369)	(17,544)
Reserves of disposal groups classified as held for sale	22	—	(13,784)	—	—

Equity attributable to equity holders of the parent		5,542,203	5,901,913	6,391,573	1,044,357
Non-controlling interests		1,807,958	1,869,954	2,042,592	333,751

Total equity		7,350,161	7,771,867	8,434,165	1,378,108

Non-current liabilities
Interest-bearing loans and borrowings	15(b)	144,883	111,422	1,028,396	168,036
Other liabilities	15(a)	830	—	43	7
Deferred tax liabilities	9	100,739	118,552	141,617	23,140
Deferred grants	16	318,583	326,062	310,965	50,810
Other payables	26	83,739	91,114	106,594	17,417

		648,774	647,150	1,587,615	259,410

Current liabilities
Trade and other payables	26	7,150,412	6,830,083	7,611,894	1,243,754
Interest-bearing loans and borrowings	15(b)	3,551,848	2,339,273	1,230,981	201,138
Other liabilities	15(a)	—	9,467	13	2
Provision for taxation		142,752	57,827	122,562	20,026
Provision for product warranty	27	307,072	268,006	305,938	49,989

		11,152,084	9,504,656	9,271,388	1,514,909

Total liabilities		11,800,858	10,151,806	10,859,003	1,774,319

Total equity and liabilities		19,151,019	17,923,673	19,293,168	3,152,427

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 23)	Preference shares (Note 23)	Statutory reserves (Note 25)	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2011	1,724,196	21	292,064	2,932	3,178,910	(89,399)	(85)	(10,692)	5,097,947	1,687,980	6,785,927

Profit for the year	—	—	—	—	818,532	—	—	—	818,532	253,970	1,072,502
Other comprehensive (loss)/income	—	—	—	—	—	(8,593)	—	—	(8,593)	5,481	(3,112)

Total comprehensive income for the year	—	—	—	—	818,532	(8,593)	—	—	809,939	259,451	1,069,390
Transfer to statutory reserves	—	—	5,045	—	(5,045)	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(139,473)	(139,473)
Dividends declared and paid (US$1.50 per share)	—	—	—	—	(365,683)	—	—	—	(365,683)	—	(365,683)

At December 31, 2011	1,724,196	21	297,109	2,932	3,626,714	(97,992)	(85)	(10,692)	5,542,203	1,807,958	7,350,161

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 23)	Preference shares (Note 23)	Statutory reserves (Note 25)	Capital reserves	Retained earnings	Reserves of assets classified as held for sale	Foreign currency translation reserve	Performance shares reserve	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2012	1,724,196	21	297,109	2,932	3,626,714	—	(97,992)	(85)	—	(10,692)	5,542,203	1,807,958	7,350,161

Profit for the year	—	—	—	—	567,333	—	—	—	—	—	567,333	204,005	771,338
Other comprehensive loss	—	—	—	—	—	—	(5,410)	—	—	—	(5,410)	(3,684)	(9,094)

Total comprehensive income for the year	—	—	—	—	567,333	—	(5,410)	—	—	—	561,923	200,321	762,244
Transfer to statutory reserves	—	—	1,686	—	(1,686)	—	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(76,510)	(76,510)
Dividends declared and paid (US$0.90 per share) (Note 24)	—	—	—	—	(211,729)	—	—	—	—	—	(211,729)	—	(211,729)
Liquidation of a subsidiary	—	—	(85)	—	—	—	—	—	—	—	(85)	—	(85)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	10,692	10,692	(64,953)	(54,261)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(925)	(925)	(1,028)	(1,953)
Transaction with non-controlling interests	—	—	—	—	—	—	—	—	(166)	—	(166)	4,166	4,000
Reserves attributable to assets classified as held for sale	—	—	—	—	—	(13,784)	13,784	—	—	—	—	—	—

At December 31, 2012	1,724,196	21	298,710	2,932	3,980,632	(13,784)	(89,618)	(85)	(166)	(925)	5,901,913	1,869,954	7,771,867

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 23)	Preference shares (Note 23)	Statutory reserves (Note 25)	Capital reserves	Retained earnings	Reserves of assets classified as held for sale	Foreign currency translation reserve	Performance shares reserve	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2013	1,724,196	21	298,710	2,932	3,980,632	(13,784)	(89,618)	(85)	(166)	(925)	5,901,913	1,869,954	7,771,867

Profit for the year	—	—	—	—	700,423	—	—	—	—	—	700,423	239,549	939,972
Other comprehensive income/(loss)	—	—	—	—	—	13,784	(16,741)	—	—	—	(2,957)	9,999	7,042

Total comprehensive income for the year	—	—	—	—	700,423	13,784	(16,741)	—	—	—	697,466	249,548	947,014
Transfer to statutory reserves	—	—	2,272	—	(2,272)	—	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(72,744)	(72,744)
Dividends declared and paid (US$0.90 per share) (Note 24)	—	—	—	—	(207,708)	—	—	—	—	—	(207,708)	—	(207,708)
Liquidation of a subsidiary	—	—	(264)	—	—	—	—	—	—	—	(264)	—	(264)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	166	—	166	(4,166)	(4,000)

At December 31, 2013	1,724,196	21	300,718	2,932	4,471,075	—	(106,359)	(85)	—	(925)	6,391,573	2,042,592	8,434,165

US$’000	281,727	3	49,136	479	730,556	—	(17,379)	(14)	—	(151)	1,044,357	333,751	1,378,108

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000

Operating activities

Profit before tax	1,299,282	913,576	1,162,119	189,886
Adjustments to reconcile profit before tax to net cash flows:
Allowance for doubtful debts made/(written back) (net)	2,343	(19,647)	(11,775)	(1,924)
Inventories written down	52,791	23,478	7,061	1,153
Reversal of write down of inventories	(65,203)	(47,504)	(27,665)	(4,520)
Depreciation of property, plant and equipment and investment property	301,557	335,337	377,110	61,618
Amortization of prepaid operating leases	27,286	13,148	11,829	1,933
Dividend income from held for trading investment	(1,656)	(3,245)	(1,009)	(165)
Impairment of property, plant and equipment	252	8,026	9,163	1,497
Write-off of property, plant and equipment	159	—	—	—
Share of net loss of associates and joint ventures	79,632	36,869	79,086	12,922
Exchange (gain)/loss on financing activities	(1,599)	(19,399)	16,736	2,734
Fair value loss/(gain) on foreign exchange forward contract	—	9,467	(12,198)	(1,993)
Loss on disposal of property, plant and equipment	9,830	24,623	3,427	560
Gain on disposal of prepaid operating leases	(10,678)	—	(11,437)	(1,869)
Gain on disposal of investment property	(5,908)	—	—	—
Loss on disposal of subsidiaries	—	9,436	363	59
Loss on disposal of other investments	—	498	—	—
Gain on disposal of held for trading investment	—	—	(3,484)	(569)
Gain on disposal of assets classified as held for sale	—	—	(7,292)	(1,192)
Finance costs	156,174	213,019	161,211	26,341
Interest income	(53,159)	(99,685)	(78,939)	(12,898)
Fair value loss/(gain) on held for trading investment	16,104	(8,237)	2,866	469
Fair value gain on available-for-sale investment	(10,983)	—	—	—

Total adjustments	1,796,224	1,389,760	1,677,172	274,042

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000

Changes in working capital
Decrease/(increase) in inventories	229,216	428,699	(302,693)	(49,459)
(Increase)/decrease in trade and other receivables	(2,447,246)	179,389	(1,322,998)	(216,173)
(Decrease)/increase in trade and other payables	(1,004,343)	(329,148)	790,171	129,111
(Increase)/decrease in balances with related parties	(13,187)	43,684	(90,891)	(14,851)
Increase in balances with holding company	(21)	—	—	—
Decrease in development properties	2,952	3,234	8,923	1,459

Cash flows (used in)/from operating activities	(1,436,405)	1,715,618	759,684	124,129
Income taxes paid	(325,981)	(203,426)	(170,042)	(27,784)

Net cash flows (used in)/from operating activities	(1,762,386)	1,512,192	589,642	96,345

Investing activities
Acquisition/additional investment in associates and joint ventures	(33,295)	—	(19,720)	(3,222)
Dividend received from held for trading investment	1,656	3,245	1,009	165
Dividends received from joint ventures	10,166	10,116	1,054	172
Interest received	53,159	99,685	70,608	11,537
Proceeds from disposal of other investments	—	6,786	—	—
Proceeds from disposal of held for trading investment	—	—	21,341	3,487
Payment for prepaid operating leases	(16,768)	(8,561)	(58,941)	(9,631)
Proceeds from disposal of prepaid operating leases	18,800	—	19,792	3,234
Additions of intangible asset	(11,365)	(108,082)	(4,640)	(758)
Proceeds from disposal of property, plant and equipment	150,139	27,440	15,169	2,479
Purchase of property, plant and equipment	(807,274)	(643,457)	(441,434)	(72,129)
Proceeds from disposal of subsidiaries, net of cash disposed	—	38,056	9,504	1,553
Proceeds from disposal of assets classified as held for sale	—	—	84,497	13,806
Proceeds from disposal of investment property	40,528	—	—	—
Proceeds from government grants	71,015	68,637	43,694	7,139
Placement of fixed deposits with banks	—	—	(319,619)	(52,224)
Withdrawal of fixed deposits from banks	—	—	24,095	3,936

Net cash flows used in investing activities	(523,239)	(506,135)	(553,591)	(90,456)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000

Financing activities
Dividends paid to non-controlling interests	(139,473)	(76,510)	(72,744)	(11,886)
Dividends paid to equity holders of the parent	(365,683)	(211,729)	(207,708)	(33,939)
Interest paid	(179,802)	(231,523)	(159,497)	(26,061)
Payment of finance lease liabilities	(27,751)	—	(25)	(4)
Proceeds from borrowings	3,547,962	3,582,740	2,895,844	473,169
Repayment of borrowings	(477,328)	(4,835,507)	(3,078,286)	(502,980)
Capital contributions from non-controlling interests	—	4,000	—	—
Placement of fixed deposits pledged with banks for banking facilities	—	(240,566)	(167,329)	(27,341)
Withdrawal of fixed deposits pledged with banks for banking facilities	26	111	240,566	39,308
Acquisition of non-controlling interests	—	(1,953)	(4,000)	(654)

Net cash flows from/(used in) financing activities	2,357,951	(2,010,937)	(553,179)	(90,388)

Net increase/(decrease) in cash and cash equivalents	72,326	(1,004,880)	(517,128)	(84,499)
Cash and cash equivalents at January 1	4,060,990	4,124,776	3,127,602	511,038
Effect of exchange rate changes on balances in foreign currencies	(8,540)	7,706	(13,938)	(2,276)

Cash and cash equivalents at December 31	4,124,776	3,127,602	2,596,536	424,263

Significant non-cash investing and financing transactions

For the years ended December 31, 2011, 2012 and 2013, certain customers settled their debts with trade bills amounting to Rmb 13,879 million, Rmb 11,987 million and Rmb 14,012 million (US$2,290 million) respectively. These outstanding trade bills were classified as bills receivables in the financial statements.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2013 were authorized for issue in accordance with a resolution of the directors on April 22, 2014. China Yuchai International Limited is a limited company incorporated under the laws of Bermuda whose shares are publicly traded. The registered office of the Company is located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. The principal place of business of the Company is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581.

1.2	Investment in Guangxi Yuchai Machinery Company Limited

The Company was incorporated under the laws of Bermuda on April 29, 1993. The Company was established to acquire a controlling financial interest in Guangxi Yuchai Machinery Company Limited (“Yuchai”), a Sino-foreign joint stock company which manufactures, assembles and sells diesel engines in the People’s Republic of China (the “PRC”). The principal markets for Yuchai’s diesel engines are truck manufacturers in the PRC.

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

Yuchai established three direct subsidiaries, Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) (previously known Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited) and Yuchai Express Guarantee Co. Ltd (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion. YEGCL has no more guarantee commitments remaining at the end of 2011. As YEGCL is a non-core business of the Group, on December 27, 2012, Yuchai disposed of its entire shareholdings in YEGCL to one of the subsidiaries of State Holding Company for a consideration of Rmb 85.8 million, and resulted in a loss of Rmb 10.9 million. As at December 31, 2013, Yuchai held an equity interest of 71.83% and 97.14% respectively in YAMC and YMMC. As at December 31, 2013, YMMC had direct controlling interests in 29 subsidiaries (2012: 29 subsidiaries) which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC.

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

On April 10, 2007, Yuchai signed a Cooperation Framework Agreement with Zhejiang Geely Holding Group Co., Ltd. (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to consider establishing a proposed company to develop diesel engines for passenger cars in the PRC. Yuchai was the largest shareholder followed by Geely as the second largest shareholder.

In December 2007, further to the Cooperation Framework Agreement, Yuchai entered into an Equity Joint Venture Agreement with Geely and Yinlun, to form two joint entities, namely Zhejiang Yuchai Sanli Engine Company Limited (“Zhejiang Yuchai”) in Tiantai, Zhejiang province, and Jining Yuchai Engine Company Limited (“Jining Yuchai”) in Jining, Shandong province. The entities are primarily engaged in the development, production and sales of a proprietary diesel engine including the engines of 4D20 series and its parts for passenger vehicles. Yuchai was the controlling shareholder with 52% with Geely and Yinlun held 30% and 18% shareholding respectively in both entities. These two entities have been duly incorporated.

On May 22, 2012, further to discussion between Yuchai, Geely and Yinlun, in order to streamline the operations of both joint venture companies and to ensure that Yuchai’s resources and costs are prudently allocated, a share swap agreement had been entered into between Yuchai, Geely and Yinlun such that Yuchai exits from Zhejiang Yuchai and focuses only on Jining Yuchai. The share swap involved Yuchai transferred its 52% shareholding in Zhejiang Yuchai to Yinlun, and Yinlun transferred its 18% shareholding in Jining Yuchai to Yuchai. Jining Yuchai has repaid Zhejiang Yuchai a total consideration of Rmb 24.8 million which Zhejiang Yuchai had previously paid to Zhejiang Haoqing Manufacturing Co., Ltd. in respect of development of technology for 4D20 diesel engines. Upon the completion of the share swap on June 7, 2012, Yuchai holds a 70% shareholding in Jining Yuchai with Geely maintaining its 30% shareholding in Jining Yuchai. The technology for the 4D20 diesel engines purchased from Geely is entirely owned by Jining Yuchai. The share swap between Yuchai and Yinlun at historical cost resulted in a cash payment of Rmb 25 million from Yinlun to Yuchai. Management considered that terms and conditions of these two arrangements and their economic effects and accounted for these transactions as a single transaction in accordance with the relevant IFRS. The share swap transaction was considered as a disposal of a subsidiary and the gain on disposal was not material to the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.2	Investment in Guangxi Yuchai Machinery Company Limited (cont’d)

(b)	Cooperation with Caterpillar (China) Investment Co., Ltd.

On December 11, 2009, Yuchai, pursuant to a Joint Venture Agreement entered into with Caterpillar (China) Investment Co., Ltd. (“Caterpillar”), incorporated Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“Yuchai Remanufacturing”) in Suzhou, Jiangsu province to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar’s diesel engines and components. The registered capital of the Yuchai Remanufacturing is US$200 million. Yuchai holds 51% and Caterpillar holds the remaining 49% in the joint venture. Yuchai and Caterpillar hold joint control in governing the financial and operating policies of the joint venture and Caterpillar has veto rights in relation to certain key decisions despite having only 49% voting rights. As such, Yuchai continues to account for Yuchai Remanufacturing as a joint venture.

(c)	Cooperation with Chery Automobile Co., Ltd.

On August 11, 2009, Yuchai, pursuant to a Framework Agreement entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd., Chery Automobile Co., Ltd. and Shenzhen City Jiusi Investment Management Co., Ltd. (“Jiusi”), incorporated Y & C Engine Co., Ltd. (“Y & C”) in Wuhu, Anhui province to produce heavy duty vehicle engines with the displacement range from 10.5L to 14L including the engines of YC6K series. The registered capital of the Y & C is Rmb 500 million. Yuchai and Jirui United each hold 45% in the joint venture with Jiusi holding the remaining 10%.

(d)	Cooperation with Guangxi Skylink Software Technology Co., Ltd.

On February 8, 2013, Yuchai, pursuant to a joint venture agreement entered into with Guangxi Skylink Software Technology Co., Ltd. (“Guangxi Skylink”), incorporated Guangxi Yineng IOT Science & Technology Co., Ltd. (“Yineng”) in Nanning, Guangxi province to design, develop, manage and market an Electronic Operations Management Platform. The registered share capital of Yineng is Rmb 36 million. Yuchai holds 40% and Guangxi Skylink holds the remaining 60% in the joint venture. Yuchai and Guangxi Skylink hold joint control in governing the financial and operating policies of the joint venture.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.3	Investment in Thakral Corporation Ltd.

In March 2005, the Company through Venture Delta Limited (“Venture Delta”) and Grace Star Services Ltd. (“Grace Star”) held 14.99% of the ordinary shares of Thakral Corporation Ltd. (“TCL”). TCL is a company listed on the main board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Three directors out of eleven directors on the board of TCL were appointed by the Group. Based on the Group’s shareholdings and representation in the board of directors of TCL, management concluded that the Group had the ability to exercise significant influence over the operating and financial policies of TCL. Consequently, the Company’s consolidated financial statements include the Group’s share of the results of TCL, accounted for under the equity method. The Group acquired an additional 1% of the ordinary shares of TCL in September 2005. As a result of the rights issue of 87,260,288 rights shares on February 16, 2006, the Group’s equity interest in TCL increased to 19.4%.

On August 15, 2006, the Group exercised its right to convert all of its 52,933,440 convertible bonds into 529,334,400 new ordinary shares in the capital of TCL. Upon the issue of the new shares, the Group’s interest in TCL has increased to 36.6% of the total issued and outstanding ordinary shares. During the year ended December 31, 2007, the Group did not acquire new shares in TCL. However, as a result of conversion of convertible bonds into new ordinary shares by TCL’s third party bondholders, the Group’s interest in TCL was diluted to 34.4%. On September 2, 2008, Venture Delta transferred 1,000,000 ordinary shares, representing 0.04% interest in TCL to Grace Star.

On December 1, 2009, TCL announced its plan to return surplus capital of approximately S$130.6 million to shareholders by way of the Capital Reduction Exercise. Concurrently with the Capital Reduction Exercise, Venture Delta and Grace Star intend to appoint a broker to sell 550,000,000 shares out of their 898,990,352 shares in TCL at a price of S$0.03 per share on an ex-distribution basis (“Placement”). As of December 1, 2009, from the date that an associate is classified as disposal group held for sale, the Group ceased to apply the equity method and the investment in TCL was measured at the lower of the carrying amount and fair value less cost to sell and classified as held for sale.

On July 7, 2010, TCL made payment of cash distribution to shareholders pursuant to the Capital Reduction Exercise. Subsequent to the cash distribution, the Group began to sell its shares in TCL in the market. As of December 31, 2010, 580,253,000 shares in TCL had been disposed of and the Group’s shareholding interest in TCL had reduced from 34.4% to 12.2%. In line with the decrease of the Group’s shareholding interest in TCL, the Group’s representation in the board of directors of TCL also reduced to one out of eight directors on the board of TCL. As of December 31, 2010, the Group did not exercise significant influence over the operating and financial policies of TCL. The Group’s investment in TCL was classified as held for trading investment as they were held for the purpose of selling in the near term. The Group’s investment in TCL was measured at fair value with changes in fair value recognized in other operating income/expenses in the statement of profit or loss.

In 2013, the Group further disposed of 116,284,000 shares in TCL in the open market at a total consideration of S$4.3 million, its shareholding interests in TCL decreased from 12.2% to 7.7% as of December 31, 2013.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.4	Investment in HL Global Enterprises Limited

On February 7, 2006, the Group acquired 29.1% of the ordinary shares of HL Global Enterprises Limited (“HLGE”). HLGE is a public company listed on the main board of the Singapore Exchange. HLGE is primarily engaged in investment holding, and through its group companies, invests in rental property, hospitality and property developments in Asia. On November 15, 2006, the Group exercised its right to convert all of its 196,201,374 non-redeemable convertible cumulative preference shares (“NCCPS”) into 196,201,374 new ordinary shares in the capital of HLGE. Upon the issue of the new shares, the Group’s equity interest in HLGE had increased to 45.4% of the enlarged total number of ordinary shares in issue. During the year ended December 31, 2007, the Group did not acquire new shares in HLGE. However, new ordinary shares were issued by HLGE arising from the third party’s conversion of NCCPS, and the Group’s interest in HLGE was diluted to 45.4%.

On March 26, 2010, the Group converted 17,300,000 of Series B redeemable convertible preference shares (“Series B RCPS”) into ordinary shares in the capital of HLGE. On September 24, 2010, the Group further converted 16,591,000 of Series B RCPS into ordinary shares in the capital of HLGE. Meanwhile, 154,758 of new ordinary shares were issued by HLGE arising from third parties’ conversion of NCCPS. As of December 31, 2010, the Group’s interest in HLGE increased from 45.4% to 47.4%.

On March 24, 2011, the Group converted 17,234,000 of Series B RCPS into ordinary shares in the capital of HLGE. On September 23, 2011, the Group further converted 17,915,000 of Series B RCPS into ordinary shares in the capital of HLGE. As of December 31, 2011, the Group’s interest in HLGE increased from 47.4% to 49.4%.

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

On the same date, the Group transferred 24,189,170 of Series B RCPS in the capital of HLGE, representing 100% of the remaining unconverted Series B RCPS, to the Trustee for a nominal consideration of S$1.00 for the purpose of the Trust. Pursuant to the Articles of Association of HLGE, the 24,189,170 of Series B RCPS held by the Trustee were converted into 24,189,170 new ordinary shares in the capital of HLGE on January 16, 2012, and the new ordinary shares which rank pari passu in all respects with the existing issued ordinary shares, were held by the Trustee under the Trust. As disclosed in Note 3.1, the Trust, being a special purpose entity, has been consolidated in the separate and consolidated financial statements of HLGE.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.4	Investment in HL Global Enterprises Limited (cont’d)

On April 4, 2012, the Group converted 13,957,233 of Series A redeemable convertible preference shares (“Series A RCPS”) into ordinary shares in the capital of HLGE. As of December 31, 2012, the Group’s interest in HLGE increased from 49.4% to 50.1%, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust.

As of December 31, 2013, the Group’s interest in HLGE remained at 50.1%, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust.

As of December 31, 2012 and 2013, four directors, including the chairman, out of eight directors on the board of HLGE were appointed by the Group.

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2013. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the carrying amount of any non-controlling interests

•	Derecognizes the cumulative translation differences recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•

Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities

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

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in either profit or loss or as a change to OCI. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

(b)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associate and joint venture are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of profit or loss reflects the Group’s share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group’s share of profit or loss of an associate and a joint venture is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(b)	Investments in associates and joint ventures (cont’d)

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognizes the loss as ‘Share of profit of an associate and a joint venture’ in the statement of profit or loss.

Upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

(c)	Current versus non-current classification

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to sold or consumed in normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current. A liability is current when:

•	It is expected to be settled in normal operating cycle

•	It is held primarily for the purpose of trading

•	It is due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(d)	Fair value measurement

The Group measures financial instruments, such as derivatives, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(d)	Fair value measurement (cont’d)

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 33.

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

Differences arising on settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of the hedge of the Group’s net investment of a foreign operation. These are recognized in OCI until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in OCI or profit or loss are also recognized in OCI or profit or loss, respectively).

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

Group companies

For consolidation purpose, the assets and liabilities of foreign operations are translated into Rmb at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

For the US Dollar convenience translation amounts included in the accompanying consolidated financial statements, the Rmb equivalent amounts have been translated into US Dollar at the rate of Rmb 6.1201 = US$1.00, the rate quoted by the People’s Bank of China (“PBOC”) at the close of business on March 7, 2014. No representation is made that the Rmb amounts could have been, or could be, converted into US Dollar at that rate or at any other rate prevailing on March 7, 2014 or any other date.

(f)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding discounts, rebates, taxes or duty. The Group has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all the revenue arrangements, has pricing latitude and is also exposed to inventory and credit risks.

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

Interest income

For all financial instruments measured at amortized cost and interest-bearing financial assets classified as available-for-sale, interest income is recorded using the effective interest rate (“EIR”). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the statement of profit or loss.

Rental income

Rental income receivable under operating leases is recognized in the statement of profit or loss on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income to be received. Contingent rentals are recognized as income in the accounting period in which they are earned.

Dividends

Dividend income is recognized when the Group’s right to receive the payment is established, which is generally when shareholders approve the dividend.

(g)	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(h)	Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(h)	Taxes (cont’d)

Deferred tax (cont’d)

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(h)	Taxes (cont’d)

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

(i)	Non-current assets held for sale or for distribution to equity holders of the parent and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale or for distribution to equity holders of the parent if their carrying amounts will be recovered principally through a sale or distribution rather than through continuing use. Such non-current assets and disposal groups classified as held for sale or as held for distribution are measured at the lower of their carrying amount and fair value less costs to sell or to distribute. Costs to distribute are the incremental costs directly attributable to the distribution, excluding the finance costs and income tax expense.

The criteria for held for distribution classification is regarded as met only when the distribution is highly probable and the asset or disposal group is available for immediate distribution in its present condition. Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the distribution with be withdrawn. Management must be committed to the distribution expected within one year from the date of the classification. Similar considerations apply to assets or a disposal group held for sale.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale or as held for distribution.

Assets and liabilities classified as held for sale or for distribution are presented separately as current items in the statement of financial position.

A disposal group qualifies as discontinued operation if it is:

•	A component of the Group that is a cash-generating unit (“CGU”) or a group of CGUs

•	Classified as held for sale or distribution or already disposed in such a way, or

•	A major line of business or major geographical area

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(i)	Non-current assets held for sale or for distribution to equity holders of the parent and discontinued operations (cont’d)

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

(j)	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

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

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Property, plant and equipment (cont’d)

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

(k)	Research and development costs

Research costs are expensed as incurred. The Group received research and development subsidies of Rmb 37,560 and Rmb 34,489 (US$5,635) for the years ended December 31, 2012 and 2013 respectively.

The subsidies received are recognized as deferred income and net off against research and development expenses when earned.

Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

•	Its intention to complete and its ability to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development

•	The ability to use the intangible asset generated

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. As of December 31, 2011, 2012 and 2013, capitalized development expenditures are not amortized because the intangible asset has not been completed and is not available for use or sale.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

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

Subsequent measurement

For purposes of subsequent measurement financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held-to-maturity investments

•	Available-for-sale financial investments

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

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value presented as other operating expenses (negative net changes in fair value) or other operating income (positive net changes in fair value) in the statement of profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

Financial assets at fair value through profit or loss (cont’d)

Financial assets designated upon initial recognition at fair value through profit or loss are designated at their initial recognition date and only if the criteria under IAS 39 are satisfied. The Group has designated its remaining 7.7% shareholding interest in TCL as financial assets at fair value through profit or loss.

The Group evaluates its financial assets held for trading, other than derivatives, to determine whether the intention to sell them in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets and management’s intention to sell them in the foreseeable future significantly changes, the Group may elect to reclassify them. The reclassification to loans and receivables and available-for-sale depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation, as these instruments cannot be reclassified after initial recognition.

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

The EIR amortization is included in finance income in the statement of profit or loss. The losses arising from impairment are recognized in the statement of profit or loss in finance costs for loans and in cost of sales or other operating expenses for receivables.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income in the statement of profit or loss. The losses arising from impairment are recognized in the statement of profit or loss as finance costs. There was no financial asset designated as held-to-maturity during the year.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

Available-for-sale (“AFS”) financial investments

AFS financial investments include equity investments and debt securities. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the AFS reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the statement of profit or loss in finance costs. Interest earned whilst holding AFS financial investments is reported as interest income using the EIR method.

The Group evaluates whether the ability and intention to sell its AFS financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if the management has the ability and intention to hold the assets for foreseeable future or until maturity.

For a financial asset reclassified from the AFS category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the statement of profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from the group’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired, or

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Impairment of financial assets (cont’d)

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in statement of profit or loss. Interest income (recorded as finance income in the statement of profit or loss) continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the statement of profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Impairment of financial assets (cont’d)

AFS financial investments

For AFS financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the statement of profit or loss – is removed from OCI and recognized in the statement of profit or loss. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized in OCI.

In the case of debt instruments classified as AFS, the impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the statement of profit or loss.

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the statement of profit or loss, the impairment loss is reversed through the statement of profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings, financial guarantee contracts, and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit and loss are designated at the initial date of recognition, and only if the criteria of IAS 39 are satisfied. The Group has not designated any financial liability as at fair value through profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial liabilities (cont’d)

Subsequent measurement (cont’d)

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings. For more information, please refer to Note 15.

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantees are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortisation.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Derivative financial instruments

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts, to hedge its foreign currency risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

(m)	Inventories

Inventories are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials: purchase cost on a weighted average basis

•	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(n)	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Impairment of non-financial assets (cont’d)

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

Impairment losses of continuing operations, including impairment on inventories, are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(o)	Cash and cash equivalents

Cash and bank balances comprise cash at banks and on hand and short-term deposits with insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts and restricted cash.

(p)	Leases

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

Group as a lessee

Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(p)	Leases (cont’d)

Sale and leaseback

In accordance with IAS 17 Leases, the gain or loss on sale and operating leaseback transactions is recognized in the consolidated statement of profit or loss immediately if (i) the Group does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments; and (ii) these transactions occur at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortized over the term of the lease.

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

(q)	Borrowing costs

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

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

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

(s)	Pensions and other post-employment benefits

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

For management purposes, the Group is organized into operating segments based on their products and services which are independently managed by the respective segment managers responsible for the performance of the respective segments under their charge. The segment managers report directly to the management of the Company who regularly review the segment results in order to allocate resources to the segments and to assess the segment performance. Additional disclosures on each of these segments are shown in Note 30, including the factors used to identify the reportable segments and the measurement basis of segment information.

2.4	Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and revised standards and amendments to IFRS effective as of January 1, 2013:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards – Government Loans – Amendments to IFRS 1

•	IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

•	IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

•	IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

•	IFRS 12 Disclosure of Interests in Other Entities

•	IFRS 13 Fair Value Measurement

•	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

•	IAS 1 Clarification of the requirement for comparative information (Amendment)

•	IAS 19 Employee Benefits (Revised 2011)

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

The adoption of the standards or interpretation is described below:

IFRS 1 First-time Adoption of International Financial Reporting Standards – Government Loans – Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRS. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendment was effective for annual periods on or after January 1, 2013. The amendment has no impact on the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments were effective for annual periods beginning on or after January 1, 2013. The amendment has no impact on the Group.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation – Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard was effective for annual periods beginning on or after January 1, 2013 and had no impact to the currently held investments of the Group.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. This standard was effective for annual periods beginning on or after January 1, 2013. The amendment has no impact on the Group.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries. For example, where a subsidiary is controlled with less than a majority of voting rights. While the Group has subsidiaries with material non-controlling interests, there are no unconsolidated structured entities. IFRS 12 disclosures are provided in Notes 4 – 6.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Group re-assessed its policies for measuring fair values. IFRS 13 also requires additional disclosures.

Application of IFRS 13 has not materially impacted the fair value measurements of the Group. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 33.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in OCI. Items that will be reclassified (‘recycled’) to profit or loss at a future point in time (e.g., net loss or gain on AFS financial assets) have to be presented separately from items that will not be reclassified (e.g., revaluation of land and buildings). The amendments affect presentation only and have no impact on the Group’s financial position or performance.

IAS 1 Clarification of the requirement for comparative information (Amendment)

These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The amendments affect presentation only and have no impact on the Group’s financial position or performance.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amended standard will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendment was effective for annual periods beginning on or after January 1, 2013.

The Revised IAS 19 amended the definition of short-term employee benefits and requires employee benefits to be classified as short-term based on expected timing of settlement rather than the employee’s entitlement to the benefits.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IAS 19 Employee Benefits (Revised) (cont’d)

The change in accounting policy has been applied retrospectively. The effects of adopting Revised IAS 19 on the financial statements are disclosed in Note 36.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity, during the production phase of the mine. The interpretation addresses the accounting for the benefit from the stripping activity. The interpretation was effective for annual periods beginning on or after January 1, 2013. The new interpretation did not have an impact on the Group.

2.5	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of the Group’s financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after January 1, 2014 provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Group, since none of the entities in the Group would qualify to be an investment entity under IFRS 10.

IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to be relevant to the Group.

IAS 36 Impairment of Assets – Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014 but cannot be applied in periods (including comparative periods) in which IFRS 13 is not applied. The amendments affect disclosures only and will have no impact on our financial position or performance.

IFRIC Interpretation 21 Levies (“IFRIC 21”)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Group does not expect that IFRIC 21 will have material financial impact in future financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. The Group has not novated its derivatives during the current period. However, these amendments would be considered for future novations.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Annual Improvements to IFRS

These improvements, which are applicable to the Group, include:

(a)	IFRS 8 Operating Segments

This improvement clarifies that operating segments may be combined/aggregated if they are consistent with the core principle of the standard, if the segments have similar economic characteristics and if they are similar in other qualitative respects. If they are combined, the entity must disclose the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. This improvement also clarifies reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. This improvement is to be applied retrospectively for annual periods beginning on or after July 1, 2014.

(b)	IAS 24 Related Party Disclosures

The amendment clarifies that a management entity – an entity that provides key management personnel services – is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment is to be applied retrospectively for annual periods beginning on or after July 1, 2014.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

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

Cash and cash equivalents

The Group’s cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. To determine whether a fixed deposit meets the definition of cash and cash equivalents, the Group considers factors such as its intention to hold the fixed deposit to meet short-term cash requirements and maturity and terms of such deposit. The carrying amount of cash and cash equivalents as at December 31, 2012 and 2013 are disclosed in Note 21.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Judgments (cont’d)

Consolidation of a special purpose entity (cont’d)

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

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next eight to eleven years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 6 and Note 13.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Useful lives of plant and machinery

The costs of plant and machinery of the Group are depreciated on a straight-line basis over the useful lives of the plant and machinery. Management estimates the useful lives of the plant and machinery to be within 3 to 20 years. These are common life expectancies applied in the industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of the plant and machinery, therefore future depreciation charges could be revised. The carrying amount of the Group’s plant and machinery as of December 31, 2013 is disclosed in Note 11. A 5% decrease in the expected useful life of the plant and machinery from management’s estimate would decrease the Group’s profit before tax approximately Rmb 15,564 (US$2,543) (2012: Rmb 13,629).

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2012 and 2013 are Rmb 353,382 and Rmb 389,077 (US$63,574) respectively.

The Group has unrecognized tax loss carried forward amounting to Rmb 400,326 and Rmb 354,606 (US$57,941) as of December 31, 2012 and 2013 respectively. These losses relate to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Group. The subsidiary has no temporary taxable differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by Rmb 60,690 (US$9,917) for year ended December 31, 2013 (2012: Rmb 68,238).

Derecognition of bills receivable

The Group sells bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. This involves management assumptions relating to the transfer of risks and rewards of the bills receivable when discounted. At the time of sale of the bills receivable to the banks, the risks and rewards relating to the bills receivable are substantially transferred to the banks. Accordingly, bills receivable are derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. Please refer to Note 19.

Provision for product warranty

The Group recognizes a provision for product warranty in accordance with the accounting policy stated on Note 2.3(r). The Group has made assumptions in relation to historical warranty cost per unit of engines sold. The carrying amounts of the provision of product warranty as at December 31, 2012 and 2013 were Rmb 268,006 and Rmb 305,938 (US$49,989) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Allowance for doubtful accounts

The Group makes allowances for doubtful debts based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of allowance for doubtful accounts as of December 31, 2012 and 2013 were Rmb 44,304 and Rmb 29,808 (US$4,871) respectively.

Inventory provision

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of inventory provision as at December 31, 2012 and 2013 were Rmb 126,398 and Rmb 105,610 (US$17,256) respectively.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Withholding tax

The China’s Unified Enterprise Income Tax Law (“CIT law”) also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. The carrying amounts of withholding tax provision as of December 31, 2012 and 2013 are Rmb 118,078 and Rmb 141,172 (US$23,067) respectively.

The Company estimated the withholding tax by taking into consideration the dividend payment history of Yuchai and the operating cash flow needs of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2012	31.12.2013
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4

Guangxi Yulin Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	74.2	74.2

Guangxi Yuchai Machinery Monopoly Development Co., Ltd.	People’s Republic of China	54.9	54.9

Xiamen Yuchai Diesel Engines Co., Ltd.	People’s Republic of China	76.4	76.4

Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4

Jining Yuchai Engine Company Limited	People’s Republic of China	53.5	53.5

HL Global Enterprises Limited (i)	Singapore	50.1	50.1

Note:

(i)

During the year ended December 31, 2012, the Group converted 13,957,233 of Series A RCPS into ordinary shares in the capital of HLGE. As a result, the Group’s interest in HLGE increased to 50.1%, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust (Note 1.4).

The Group has the following subsidiaries that have non-controlling interests (“NCI”) that are material to the Group.

	31.12.2011	31.12.2012	31.12.2013
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%
YMMC	28.2%	28.2%	28.2%

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

	31.12.2011 Rmb’000	31.12.2012 Rmb’000	31.12.2013 Rmb’000	31.12.2013 US$’000
Accumulated balances of material NCI
Yuchai		1,621,006	1,786,116	291,844
YMMC		115,993	144,923	23,680

Profit allocated to material NCI
Yuchai	284,036	183,116	237,658	38,832
YMMC	22,699	24,276	28,958	4,732

Dividends paid to material NCI
Yuchai	139,473	72,526	72,526	11,850
YMMC	—	3,984	218	36

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

	31.12.2011
	Yuchai Rmb’000	YMMC Rmb’000
Summarized statement of comprehensive income
Revenue	15,413,243	1,383,444

Profit for the year representing total comprehensive income	1,204,051	80,577

Attributable to NCI	284,036	22,699

Summarized statement of cash flows
Operating	(1,770,971)	73,741
Investing	(576,655)	(40,317)
Financing	2,380,279	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

	31.12.2012
	Yuchai	YMMC
	Rmb’000	Rmb’000
Summarized statement of financial position
Current assets	12,034,072	989,864
Non-current assets, excluding goodwill	4,968,179	188,881
Goodwill	212,636	—
Current liabilities	(9,557,105)	(740,140)
Non-current liabilities	(386,062)	(1,910)

Net assets	7,271,720	436,695
Less: Non-controlling interests of the subsidiaries	(187,503)	(24,936)

Total equity	7,084,217	411,759

Attributable to NCI	1,621,006	115,993

Summarized statement of comprehensive income
Revenue	13,411,384	1,560,067

Profit for the year representing total comprehensive income	776,247	86,178

Attributable to NCI	183,116	24,276

Summarized statement of cash flows
Operating	1,530,987	118,853
Investing	(524,161)	(10,580)
Financing	(2,041,239)	(1,424)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

	31.12.2013
	Yuchai		YMMC
	Rmb’000	US$’000	Rmb’000	US$’000
Summarized statement of financial position
Current assets	13,176,353	2,152,964	743,803	121,535
Non-current assets, excluding goodwill	5,244,795	856,978	367,570	60,059
Goodwill	212,636	34,744	—	—
Current liabilities	(9,195,395)	(1,502,491)	(571,507)	(93,382)
Non-current liabilities	(1,445,955)	(236,263)	(3,568)	(583)

Net assets	7,992,434	1,305,932	536,298	87,629
Less: Non-controlling interests of the subsidiaries	(208,303)	(34,036)	(21,840)	(3,569)

Total equity	7,784,131	1,271,896	514,458	84,060

Attributable to NCI	1,786,116	291,844	144,923	23,680

Summarized statement of comprehensive income
Revenue	15,870,380	2,593,157	1,546,612	252,710

Profit for the year representing total comprehensive income	1,007,454	164,614	102,797	16,797

Attributable to NCI	237,658	38,832	28,958	4,732

Summarized statement of cash flows
Operating	621,561	101,561	(13,376)	(2,186)
Investing	(555,722)	(90,803)	(211,219)	(34,512)
Financing	(583,757)	(95,384)	(4,218)	(689)

The ability of certain subsidiaries of the Group to transfer funds to the Group in the form of cash dividend or to repay advances made by the Group is subject to the approval of the relevant authorities.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Disposal of subsidiaries

On June 7, 2012, the Group disposed of 39.7% of its effective equity interest in Zhejiang Yuchai, and, on December 27, 2012, Yuchai disposed of its entire shareholdings in YEGCL. The disposal considerations were settled in cash, net of liabilities and share swap (Note 1.2).

On September 4, 2013, the Group disposed of one of its wholly-owned subsidiaries, Yuchai/Asimco Components Company Limited (“Yuchai Asimco”) and the disposal consideration was settled in cash.

The value of assets and liabilities of the disposals recorded in the consolidated financial statements and the cash flow effect of the disposals were:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000
Property, plant and equipment	69,488	—	—
Prepaid operating leases	35,363	—	—
Deferred tax assets	5,000	—	—
Other receivables	86,522	10,000	1,634
Inventories	627	—	—
Prepayments	24,784	—	—
Premium paid for acquisition of non-controlling interests	10,692	—	—
Cash and cash equivalents	7,545	5,994	979

	240,021	15,994	2,613
Trade and other payables	(50,066)	(133)	(22)
Provision for taxation	(4,745)	—	—
Non-controlling interests	(64,953)	—	—

Carrying value of net assets	120,257	15,861	2,591

Loss on disposal of subsidiaries (Note 8.2(b))	(9,436)	(363)	(59)

Total consideration	110,821	15,498	2,532
Cash and cash equivalents of the subsidiaries	(7,545)	(5,994)	(979)
Amount due to acquiree	(65,220)	—	—

Net cash inflow on disposal of subsidiaries	38,056	9,504	1,553

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates

Movement in the Group’s share of the associates’ post acquisition retained earnings is as follows:

	31.12.2012 Rmb’000	31.12.2013 Rmb’000	31.12.2013 US$’000
Unquoted equity shares, at cost
At January 1	22,797	4,642	758
Reclassification to assets classified as held for sale (Note 22)	(18,155)	—	—

At December 31	4,642	4,642	758

Share of post-acquisition reserves
At January 1	15,204	(2,531)	(414)
Share of results, net of tax	2,372	159	26
Share of foreign currency translation	734	(40)	(6)
Reclassification to assets classified as held for sale (Note 22)	(20,841)	—	—

At December 31	(2,531)	(2,412)	(394)

Investment in associates	2,111	2,230	364

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

Details of the associates are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2012	31.12.2013
			%	%
Held by subsidiaries
Scientex Park (M) Sdn. Bhd. (“Scientex Park”) (i)	Property investment and development	Malaysia	14.0	—
Sinjori Sdn. Bhd. (i)	Property investment and development	Malaysia	14.0	14.0
Guangxi Yuchai Quan Xing Machinery Co., Ltd. (“Quan Xing”) (ii)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	People’s Republic of China	14.8	14.8
Guangxi Yulin Yuchai Property Management Co., Ltd. (iii)	Property management	People’s Republic of China	22.3	22.3

Note:

(i)

The Group has significant influence in these entities through HLGE who held effective equity interests of 28% interest in these entities. As of December 31, 2012, the investment in Scientex Park (M) Sdn. Bhd. was presented as “Assets classified as held for sale” and the disposal of 28% equity interest in Scientex Park was completed on April 8, 2013 (Note 22).

(ii)	The Group has significant influence in this entity through YAMC who holds direct equity interests of 20% interest in this entity.
(iii)	The Group has significant influence in this entity through YAMC who holds direct equity interests of 30% interest in this entity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

The summarized financial information of the associates, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2011
	Scientex Park Rmb’000	Quan Xing Rmb’000	Total Rmb’000
Revenue	34,284	51,436	85,720

Profit for the year representing total comprehensive income	6,545	(1,555)	4,990

Proportion of the Group’s ownership	28%	20%

Group’s share of profit/(loss) of significant associates	1,833	(311)	1,522

Group’s share of loss of other associates, representing the Group’s share of total comprehensive loss of other associates			(3)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			1,519

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

	31.12.2012
	Scientex Park	Quan Xing	Total
	Rmb’000	Rmb’000	Rmb’000
Current assets	—	28,089	28,089
Non-current assets	—	894	894
Current liabilities	—	(23,010)	(23,010)

Equity	—	5,973	5,973

Proportion of the Group’s ownership	28%	20%

Carrying amount of significant associates	—	1,195	1,195

Carrying amount of other associates			916

Carrying amount of investment in associates			2,111

Revenue	43,042	64,877	107,919

Profit for the year representing total comprehensive income	7,175	1,880	9,055

Group’s share of profit of significant associates	2,009	376	2,385

Group’s share of loss of other associates, representing the Group’s share of total comprehensive loss of other associates			(13)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			2,372

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

	31.12.2013
	Quan Xing	Total	Total
	Rmb’000	Rmb’000	US$’000
Current assets	36,662	36,662	5,990
Non-current assets	518	518	85
Current liabilities	(30,448)	(30,448)	(4,975)

Equity	6,732	6,732	1,100

Proportion of the Group’s ownership	20%

Carrying amount of significant associates	1,346	1,346	220

Carrying amount of other associates		884	144

Carrying amount of investment in associates		2,230	364

Revenue	74,029	74,029	12,096

Profit for the year, representing total comprehensive income	751	751	122

Group’s share of profit of significant associates	150	150	24

Group’s share of profit of other associates, representing the Group’s share of total comprehensive income of other associates		9	2

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year		159	26

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures

Movement in the Group’s share of the joint ventures’ post-acquisition retained earnings is as follows:

	31.12.2012 Rmb’000	31.12.2013 Rmb’000	31.12.2013 US$’000
Unquoted equity shares, at cost
At January 1	683,749	534,944	87,408
Addition	—	19,720	3,222
Reclassification to assets classified as held for sale (Note 22)	(148,805)	—	—

At December 31	534,944	554,664	90,630

Share of post-acquisition reserves and impairment losses
At January 1	(227,004)	(158,424)	(25,886)
Share of results, net of tax (i)	(39,241)	(79,245)	(12,948)
Dividend received	(10,116)	(1,054)	(172)
Reclassified to assets classified as held for sale (Note 22)	118,305	—	—
Others	1,088	(725)	(119)
Translation adjustment	(1,456)	(94)	(15)

At December 31	(158,424)	(239,542)	(39,140)

Carrying amount of the investment	376,520	315,122	51,490

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

Note:

(i)	Share of results, net of tax is composed of:

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
Share of joint venture losses	(12,639)	(36,437)	(44,138)	(7,212)
Impairment of investment in joint ventures	(53,540)	—	(32,303)	(5,278)
Fair value adjustments arising from purchase price allocation	(14,972)	(2,804)	(2,804)	(458)

Share of results, net of tax	(81,151)	(39,241)	(79,245)	(12,948)

The Group has interests in the following joint ventures:

Name of company	Percentage of interest		Principal activities
	31.12.2012	31.12.2013
	%	%
Held by subsidiaries
Augustland Hotel Sdn. Bhd.	45	45	Hotel development and operation

Copthorne Hotel Qingdao Co., Ltd. (“Copthorne Qingdao”)	60	60	Owns and operates a hotel in Qingdao, PRC

Shanghai Equatorial Hotel Management Co., Ltd.	49	49	Hotel management and hotel consultancy

Shanghai International Equatorial Hotel Company Ltd. (“SIEH”) (i)	50	—	Owns and operates a hotel and club in Shanghai, PRC

HL Heritage Sdn. Bhd. (ii)	—	50	Property development and property investment holdings

Y & C Engine Co., Ltd.	45	45	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services

Yuchai Remanufacturing Services (Suzhou) Co., Ltd.	51	51	Remanufacture and sale of automobile parts, diesel engines and components

Guangxi Yineng IOT Science & Technology Co., Ltd. (iii)	—	40	Design, development, management and marketing of an electronic operations management platform

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

Note:

(i)	As of December 31, 2012, the investment in SIEH was presented as “Assets classified as held for sale” and was subsequently disposed of on May 23, 2013 (Note 22).
(ii)

HL Heritage Sdn. Bhd. (“HL Heritage”) was incorporated on June 12, 2013 with an initial capital of RM2.00. HLGE will increase its interest in HL Heritage to 60% pursuant to the joint venture agreement entered into with Heritage Hallmark Sdn Bhd (“Heritage Hallmark”) on November 2, 2012. HLGE together with Heritage Hallmark have joint control over HL Heritage.

(iii)

On February 8, 2013, Yuchai, pursuant to a joint venture agreement entered into with Guangxi Skylink Software Technology Co., Ltd. (“Guangxi Skylink”), incorporated Guangxi Yineng IOT Science & Technology Co., Ltd. (“Yineng”) in Nanning, Guangxi province to design, develop, manage and market an Electronic Operations Management Platform. The registered share capital of Yineng is Rmb 36 million. Yuchai holds 40% and Guangxi Skylink holds the remaining 60% in the joint venture. Yuchai and Guangxi Skylink hold joint control in governing the financial and operating policies of the joint venture.

During the current financial year, the Group recognized an impairment loss of Rmb 10,371 (US$1,695) (2012: Rmb Nil) in “Share of losses of joint ventures” in line item of profit or loss for the investment in Yuchai Remanufacturing within the Yuchai segment. Cash flows were projected based on historical growth and past experience and did not exceed the estimated long-term average growth rate of the business in China market. The recoverable amount of the investment in Yuchai Remanufacturing was based on its value in use. The Group used an eight-year forecast annual revenue growth rate of 5% to 15% per annum and a discount rate of 8.7%. If the present value of estimated future cash flows decreases by 5% from management’s estimate, the Group’s impairment loss on investment in Yuchai Remanufacturing will increase by Rmb 1,112 (US$182).

The Group also recognized an impairment loss of Rmb 21,932 (US$3,583) (2012: Rmb Nil) in “Share of losses of joint ventures” in line item of profit or loss for the investment in Copthorne Qingdao within the HLGE segment. Cash flows were projected based on historical growth and past experience and did not exceed the estimated long-term average growth rate for the business in China market. The recoverable amount of the investment in Copthorne Qingdao was based on its value in use. The Group used an eleven-year forecast annual revenue growth rate of 3% per annum and a discount rate of 10%. If the present value of estimated future cash flows decreases by 5% from management’s estimate, the Group’s impairment loss on investment in Copthorne Qingdao will increase by Rmb 6,762 (US$1,105).

The Group has included in its consolidated financial statements its share of assets and liabilities incurred by the joint ventures and its share of the results of the joint ventures using equity method.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

The summarized financial information of the joint ventures, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2011
	Y & C Rmb’000	Yuchai Remanufacturing Rmb’000	Copthorne Qingdao Rmb’000	SIEH Rmb’000	Total Rmb’000
Revenue	137,438	33,327	79,812	137,373	387,950
Interest income	4,148	301	179	1,313	5,941
Depreciation and amortization	(13,411)	(2,161)	(14,341)	(38,960)	(68,873)
Interest expense	(12,930)	—	(10,602)	—	(23,532)
Income tax expense	—	—	—	(1,797)	(1,797)
Profit/(loss) for the year, representing total comprehensive income/(loss)	7,876	(14,488)	(2,868)	(16,707)	(26,187)

Proportion of the Group’s ownership	45%	51%	60%	50%

Group’s share of profit/(loss)	3,544	(7,389)	(1,721)	(8,354)
Impairment loss	—	—	—	(53,540)
Fair value adjustment arising from purchase price allocation	—	—	(2,804)	(12,374)

Group’s share of profit/(loss) of significant joint ventures	3,544	(7,389)	(4,525)	(74,268)	(82,638)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures					1,487

Group’s share of loss for the year, representing the Group’s share of total comprehensive income for the year					(81,151)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2012
	Y & C	Yuchai Remanufacturing	Copthorne Qingdao	SIEH	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Non-current assets	688,333	118,853	367,107	—	1,174,293
Current assets
- Cash and cash equivalents	38,029	39,965	10,649	—	88,643
- Others	270,658	48,684	5,730	—	325,072

Total assets	997,020	207,502	383,486	—	1,588,008

Non-current liabilities
- Interest-bearing loans and borrowings	(194,000)	(19,992)	—	—	(213,992)
Current liabilities
- Interest-bearing loans and borrowings	(95,000)	(86,912)	(145,997)	—	(327,909)
- Others	(267,707)	(10,794)	(17,822)	—	(296,323)

Total liabilities	(556,707)	(117,698)	(163,819)	—	(838,224)

Equity	440,313	89,804	219,667	—	749,784

Proportion of the Group’s ownership	45%	51%	60%	50%

Group’s share of net assets	198,141	45,800	131,800	—
Impairment loss (i)	—	—	(4,386)	—
Unrealized profit on transactions between the Group and the joint venture	(785)	—	—	—

Carrying amount of significant joint ventures	197,356	45,800	127,414	—	370,570

Carrying amount of other joint ventures					5,950

Carrying amount of the investment in joint ventures					376,520

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2012
	Y & C Rmb’000	Yuchai Remanufacturing Rmb’000	Copthorne Qingdao Rmb’000	SIEH Rmb’000	Total Rmb’000
Revenue	194,173	43,524	75,013	152,693	465,403
Interest income	3,404	640	211	2,461	6,716
Depreciation and amortization	(29,118)	(5,302)	(13,281)	(39,740)	(87,441)
Interest expense	(17,555)	(3,180)	(9,988)	—	(30,723)
Income tax expense	—	—	—	(4,942)	(4,942)
Loss for the year, representing total comprehensive loss	(38,189)	(26,898)	(8,110)	(10,217)	(83,414)

Proportion of the Group’s ownership	45%	51%	60%	50%

Group’s share of loss	(17,185)	(13,718)	(4,866)	(5,109)
Fair value adjustment arising from purchase price allocation	—	—	(2,804)	—

Group’s share of loss of significant joint ventures	(17,185)	(13,718)	(7,670)	(5,109)	(43,682)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures					4,441

Group’s share of loss for the year, representing the Group’s share of total comprehensive income for the year					(39,241)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2013
	Y & C	Yuchai Remanufacturing	Copthorne Qingdao	Total	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Non-current assets	616,013	116,747	350,811	1,083,571	177,051
Current assets
- Cash and cash equivalents	64,336	24,361	11,768	100,465	16,416
- Others	398,728	34,321	2,990	436,039	71,247

Total assets	1,079,077	175,429	365,569	1,620,075	264,714

Non-current liabilities
- Interest-bearing loans and borrowings	(140,000)	(14,992)	(142,427)	(297,419)	(48,597)
- Others	—	(6,300)	—	(6,300)	(1,029)
Current liabilities
- Interest-bearing loans and borrowings	(70,000)	(79,700)	(2,011)	(151,711)	(24,789)
- Others	(464,593)	(9,953)	(14,782)	(489,328)	(79,954)

Total liabilities	(674,593)	(110,945)	(159,220)	(944,758)	(154,369)

Equity	404,484	64,484	206,349	675,317	110,345

Proportion of the Group’s ownership	45%	51%	60%

Group’s share of net assets	182,018	32,887	123,809
Impairment loss (i)	—	(10,371)	(26,048)
Unrealized profit on transactions between the Group and the joint venture	(1,522)	—	—

Carrying amount of significant joint ventures	180,496	22,516	97,761	300,773	49,145

Carrying amount of other joint ventures				14,349	2,345

Carrying amount of the investment in joint ventures				315,122	51,490

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2013
	Y & C Rmb’000	Yuchai Remanufacturing Rmb’000	Copthorne Qingdao Rmb’000	Total Rmb’000	Total US$’000
Revenue	447,124	36,975	67,707	551,806	90,163
Interest income	645	200	139	984	161
Depreciation and amortization	(23,813)	(8,143)	(12,341)	(44,297)	(7,238)
Interest expense	(15,626)	(6,301)	(7,473)	(29,400)	(4,804)
Loss for the year, representing total comprehensive loss	(35,829)	(49,890)	(8,829)	(94,548)	(15,449)

Proportion of the Group’s ownership	45%	51%	60%

Group’s share of loss	(16,123)	(25,444)	(5,297)
Impairment loss	—	(10,371)	(21,932)
Fair value adjustment arising from purchase price allocation	—	—	(2,804)

Group’s share of loss of significant joint ventures	(16,123)	(35,815)	(30,033)	(81,971)	(13,393)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures				2,726	445

Group’s share of loss for the year, representing the Group’s share of total comprehensive income for the year				(79,245)	(12,948)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

Note:

(i)	The movement in impairment loss is as follows:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000
January 1	4,205	4,386	717
Charge for the year	—	32,303	5,278
Translation differences	181	(270)	(44)

December 31	4,386	36,419	5,951

As of December 31, 2013, the Groups’ share of joint ventures’ capital commitment that are approved but not contracted for and joint ventures’ contingent liabilities were Rmb 321 (US$52) (2012: Rmb 2,004) and Rmb 12,843 (US$2,098) (2012: Rmb 12,836) respectively. According to Qingdao Municipal Government’s regulation, all hotels in Qingdao, the People’s Republic of China, are imposed for tourism development levy and hotel augmentation levy which are equivalent to 1% of total revenue and 3% of room revenue respectively. According to releases made by the Qingdao Local Taxation Bureau, the tourism development levy and the hotel augmentation levy were withdrawn effective from January 1, 2009 and September 1, 2010 respectively. As at December 31, 2013, the estimated tourism development levy and hotel augmentation levy payable by the Group’s joint venture in Qingdao were Rmb 3,748 (US$612) (2012: Rmb 3,748) and Rmb 9,095 (US$1,486) (2012: Rmb 9,088) respectively. The joint venture, together with other hotel owners in Qingdao is currently negotiating with the Qingdao Municipal Government to waive such levies. The joint venture is of the view that the authority is unlikely to collect such levies. Hence, the above levies have not been provided in the accounts of the joint venture.

The ability of certain joint ventures of the Group to transfer funds to the Group in the form of cash dividend or to repay advances made by the Group is subject to the approval of the lenders and relevant authorities.

7.	Revenue

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
Sale of goods	15,378,190	13,381,025	15,809,894	2,583,274
Rendering of services
Consisting of:
Revenue from hotel and restaurant operations	61,813	63,290	85,164	13,916
Revenue from sale of development properties	3,821	4,640	6,758	1,104
Rental income	604	534	539	88

	66,238	68,464	92,461	15,108

Revenue	15,444,428	13,449,489	15,902,355	2,598,382

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.1	Depreciation and amortization, shipping and handling expenses

Depreciation and amortization of property, plant and equipment, prepaid operating leases and investment property are included in the following captions.

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
Cost of sales	234,486	254,454	281,718	46,032
Research and development expenses	24,202	27,774	32,757	5,352
Selling, general and administrative expenses	70,155	66,257	74,464	12,167

	328,843	348,485	388,939	63,551

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
Selling, general and administrative expenses	193,570	187,152	221,103	36,127

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.2	(a) Other operating income

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest income	53,159	99,685	78,939	12,898
Foreign exchange gain, net	1,599	19,399	—	—
Dividend income from held for trading investment	1,656	3,245	1,009	165
Gain on disposal of prepaid operating leases	10,678	—	11,437	1,869
Gain on disposal of held for trading investment	—	—	3,484	569
Fair value gain on held for trading investment	—	8,237	—	—
Fair value gain on available-for-sale investment	10,983	—	—	—
Gain on disposal of investment property	5,908	—	—	—
Gain on disposal of assets classified as held for sale	—	—	7,292	1,192
Government grant income	18,420	28,534	50,978	8,329
Bad debts recovered	—	6,906	—	—
Fair value gain on foreign exchange forward contract	—	—	12,198	1,993
Others, net	—	10,403	14,550	2,378

	102,403	176,409	179,887	29,393

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.2	(b) Other operating expenses

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
Loss on disposal of property, plant and equipment	(9,830)	(24,623)	(3,427)	(560)
Loss on disposal of subsidiaries	—	(9,436)	(363)	(59)
Loss on disposal of other investments	—	(498)	—	—
Foreign exchange loss, net	—	—	(16,736)	(2,734)
Fair value loss on held for trading investment	(16,104)	—	(2,866)	(469)
Fair value loss on foreign exchange forward contract	—	(9,467)	—	—
Others, net	(3,391)	(35)	(143)	(24)

	(29,325)	(44,059)	(23,535)	(3,846)

8.3	Research and development costs

Research and development costs recognized as an expense in the statement of profit or loss amounted to Rmb 468,612 (US$76,569) (2012: Rmb 373,732; 2011: Rmb 328,140).

8.4	Finance costs

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest expense for:
Bank term loans	33,693	70,557	65,458	10,695
Bills discounting	73,651	82,585	58,738	9,598
Corporate bonds	64,175	87,269	60,143	9,827
Bank charges	6,869	5,946	4,266	697
Less:
Borrowing costs capitalized (Note 11)	(22,214)	(33,338)	(27,394)	(4,476)

	156,174	213,019	161,211	26,341

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.5	Staff costs

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
Wages and salaries	741,036	747,401	922,151	150,676
Contribution to defined contribution plans (i)	240,590	254,101	243,614	39,806
Executive bonuses	67,347	43,773	56,501	9,232
Staff welfare	59,142	55,033	67,972	11,106
Others	1,888	5,094	2,336	382

	1,110,003	1,105,402	1,292,574	211,202

Note:

(i)

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2013, 2012 and 2011, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. Expenses incurred in connection with the plan were Rmb 239,723 (US$39,170) (2012: Rmb 254,101; 2011: Rmb 239,253).

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other post-retirement benefits beyond the annual contributions described above.

9.	Income tax

Income tax expense in the consolidated statement of profit or loss consists of:

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000

Current income tax
Current income tax charge	266,044	118,421	234,064	38,245
Adjustments in respect of current income tax of previous year	1,607	80	684	112

Deferred tax
Relating to origination and reversal of temporary differences	(40,871)	23,737	(12,601)	(2,059)

Income tax expense reported in the statement of profit or loss	226,780	142,238	222,147	36,298

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax (cont’d)

Income tax expense reported in the consolidated statement of profit or loss differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2011, 2012 and 2013 for the following reasons:

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
Accounting profit before tax	1,299,282	913,576	1,162,119	189,886
Computed tax expense of 15%	194,892	137,036	174,318	28,483
Adjustments resulting from:
Non-deductible expenses	7,298	11,722	17,296	2,826
Tax-exempt income	(310)	(1,885)	(1,528)	(249)
Utilization of deferred tax benefits previously not recognized	—	(3,133)	—	—
Deferred tax benefits not recognized	1,818	182	6,015	983
Tax credits for research and development expense	(26,625)	(19,884)	(18,010)	(2,943)
Tax rate differential	24,070	(178)	20,228	3,305
Under provision in respect of previous years current tax	1,607	80	684	112
Withholding tax expense	23,492	17,794	23,094	3,773
Others	538	504	50	8

Total	226,780	142,238	222,147	36,298

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax (cont’d)

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2012	31.12.2013	31.12.2013	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Deferred tax liabilities
Accelerated tax depreciation	(42)	(42)	(7)	—	—	—	—
Unremitted earnings from overseas source income	(441)	(412)	(68)	—	—	—	—
Expenditure currently deferred for tax purpose	9	9	2	—	—	—	—
PRC withholding tax on dividend income	(118,078)	(141,172)	(23,067)	(23,492)	(17,794)	(23,094)	(3,773)

	(118,552)	(141,617)	(23,140)	(23,492)	(17,794)	(23,094)	(3,773)

Deferred tax assets
Accelerated accounting depreciation	7,860	8,858	1,448	(895)	337	998	163
Write down of inventories	31,104	28,797	4,705	(2,845)	(2,155)	(2,307)	(377)
Allowance for doubtful accounts	6,554	5,505	900	280	(3,598)	(1,049)	(171)
Accruals	214,109	258,949	42,311	38,795	(16,859)	44,840	7,326
Tax value of loss carried forward	—	—	—	(1,685)	(823)	—	—
Deferred income	84,757	79,685	13,020	33,345	15,743	(5,072)	(829)
Others	8,998	7,283	1,190	(2,632)	1,412	(1,715)	(280)

	353,382	389,077	63,574	64,363	(5,943)	35,695	5,832

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax (cont’d)

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

The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to us, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company recognizes a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that we do not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2013, the provision for withholding tax payable was Rmb 141,172 (US$23,067) (2012: Rmb 118,078).

The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000
Deferred tax assets	353,382	389,077	63,574
Deferred tax liabilities	(118,552)	(141,617)	(23,140)

	234,830	247,460	40,434

10.	Earnings per share

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

10.	Earnings per share (cont’d)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share calculations	818,532	567,333	700,423	114,446

Weighted average number of ordinary shares for basic and diluted earnings per share calculations	37,267,673	37,267,673	37,267,673	37,267,673

There were no potentially dilutive common shares in any of the years ended December 31, 2011, 2012 and 2013.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Property, plant and equipment

	Freehold land Rmb’000	Leasehold land, buildings & improvements Rmb’000	Construction in progress Rmb’000	Plant and machinery Rmb’000	Office furniture, fittings and equipment Rmb’000	Motor and transport vehicles Rmb’000	Total Rmb’000

Cost
At January 1, 2012
Additions	596	1,519,253	875,693	3,417,649	136,520	109,749	6,059,460
Disposals	—	123,754	571,599	22,465	10,809	8,100	736,727
Reduced due to disposal of subsidiaries	—	(57,654)	—	(50,652)	(16,483)	(10,222)	(135,011)
Transfers	—	—	(61,581)	(7,961)	(1,594)	(75)	(71,211)
Write-off	—	38,609	(393,075)	345,167	6,583	2,716	—
Translation difference	—	—	(1,503)	—	(16)	—	(1,519)
	16	(774)	—	(287)	(143)	(4)	(1,192)

At December 31, 2012 and January 1, 2013	612	1,623,188	991,133	3,726,381	135,676	110,264	6,587,254
Additions	—	3,858	348,887	51,582	15,958	9,346	429,631
Disposals	—	(11,823)	—	(84,549)	(6,880)	(8,090)	(111,342)
Transfers	—	130,940	(544,460)	409,144	4,376	—	—
Write-off	—	—	(2,104)	—	(64)	—	(2,168)
Translation difference	(57)	92	—	40	(45)	(31)	(1)

At December 31, 2013	555	1,746,255	793,456	4,102,598	149,021	111,489	6,903,374

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Property, plant and equipment (cont’d)

	Freehold land Rmb’000	Leasehold land, buildings & improvements Rmb’000	Construction in progress Rmb’000	Plant and machinery Rmb’000	Office furniture, fittings and equipment Rmb’000	Motor and transport vehicles Rmb’000	Total Rmb’000

Accumulated depreciation and impairment
At January 1, 2012	596	370,985	5,745	1,801,859	80,806	51,236	2,311,227
Charge for the year	—	52,833	—	258,947	15,327	10,805	337,912 *
Disposals	—	(25,906)	—	(34,386)	(14,311)	(8,346)	(82,949)
Reduced due to disposal of subsidiaries	—	—	—	(425)	(1,257)	(42)	(1,724)
Transfer	—	—	—	296	(161)	(135)	—
Write-off	—	—	(1,503)	—	(16)	—	(1,519)
Impairment loss	—	547	294	7,185	—	—	8,026
Translation difference	16	(177)	—	(79)	(70)	(2)	(312)

At December 31, 2012 and January 1, 2013	612	398,282	4,536	2,033,397	80,318	53,516	2,570,661
Charge for the year	—	58,706	—	295,717	16,554	11,365	382,342 *
Disposals	—	(5,746)	—	(75,773)	(5,812)	(5,415)	(92,746)
Write-off	—	—	(2,104)	—	(64)	—	(2,168)
Impairment loss	—	239	—	8,919	5	—	9,163
Translation difference	(57)	49	—	12	(26)	(19)	(41)

At December 31, 2013	555	451,530	2,432	2,262,272	90,975	59,447	2,867,211

Net book value
At December 31, 2012	—	1,224,906	986,597	1,692,984	55,358	56,748	4,016,593

At December 31, 2013	—	1,294,725	791,024	1,840,326	58,046	52,042	4,036,163

US$’000	—	211,553	129,250	300,702	9,484	8,504	659,493

*	An amount of Rmb 5,232 (US$855) (2012: Rmb 2,575) was capitalized as intangible assets.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Property, plant and equipment (cont’d)

An impairment loss of Rmb 9,163 (US$1,497) (2012: Rmb 8,026; 2011: Rmb 252) was charged to the consolidated statement of profit or loss under “Cost of sales” and “Selling, distribution and administrative costs” for the Group’s property, plant and equipment within the Yuchai segment. The impairment loss for 2012 and 2013 was due to assets that were not in use.

As of December 31, 2013, construction in progress with a carrying amount of Rmb 6.5 million (US$1.1 million) (2012: Rmb 42.3 million) are pledged to secure bank facilities.

Capitalized borrowing costs

The amount of borrowing costs capitalized during the year ended December 31, 2013 was Rmb 27,394 (US$4,476) (2012: Rmb 33,338). The rate used to determine the amount of borrowing costs eligible for capitalization was 5.56% (2012: 5.61%) which is the effective interest rate of the specific and any applicable general borrowings that is used for the purpose of obtaining the qualifying assets.

Finance leases

The carrying value of property, plant and equipment held under finance leases at December 31, 2013 was Rmb 52 (2012: Rmb Nil). Additions during the year include Rmb 75 (2012: Rmb Nil) of property, plant and equipment under finance leases. Leased assets will be returned to lessor at the end of the lease term.

12.	Prepaid operating leases

Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government. The prepaid operating leases charged to expense were Rmb 13,148 and Rmb 11,829 (US$1,933) for the years ended December 31, 2012 and 2013, respectively.

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Current	12,614	12,243	2,000
Non-current	346,568	402,365	65,745

Total	359,182	414,608	67,745

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Prepaid operating leases (cont’d)

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Cost
At January 1	487,729	457,963	74,829
Additions	8,561	75,610	12,354
Disposal of a subsidiary	(38,327)	—	—
Disposals	—	(12,828)	(2,096)

At December 31	457,963	520,745	85,087

Accumulated amortization
At January 1	88,598	98,781	16,140
Charge for the year	13,148	11,829	1,933
Disposal of a subsidiary	(2,965)	—	—
Disposals	—	(4,473)	(731)

At December 31	98,781	106,137	17,342

Net carrying amount	359,182	414,608	67,745

As of December 31, 2013, prepaid operating leases with a carrying amount of Rmb 81.1 million (US$13.2 million) (2012: Rmb 84.4 million) are pledged to secure bank facilities.

13.	Goodwill

	Rmb’000	US$’000

Cost
At January 1, 2012, December 31, 2012 and December 31, 2013	218,311	35,671

Accumulated impairment
At January 1, 2012, December 31, 2012 and December 31, 2013	5,675	927

Net book value
At December 31, 2012 and December 31, 2013	212,636	34,744

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

13.	Goodwill (cont’d)

Carrying amount of goodwill allocated to each of the cash-generating units:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Yuchai	212,636	212,636	34,744

Yuchai unit

The Group performed its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period. The business of Yuchai is stable since the Group has control since 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections was 11.93% (2012: 12.73%). No impairment was identified for this unit.

Key assumptions used in value in use calculations

The calculation of value in use for the cash-generating unit is most sensitive to the following assumptions:

•	Profit from operation

•	Discount rate

•	Growth rate used to extrapolate cash flows beyond the forecast period

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

13.	Goodwill (cont’d)

Key assumptions used in value in use calculations (cont’d)

Profit from operation – Profit from operation is based on management’s estimate with reference to historical performance of Yuchai unit.

Discount rate – Discount rate reflects management’s estimate of the risks specific to the cash-generating unit and is estimated based on weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the cash-generating unit is obliged to service. This rate is weighted according to the optimal debt/equity structure arrived on the basis of the capitalization structure of the peer group.

Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long term rates used to extrapolate the budget for Yuchai are 7.6% and 7.8% for 2013 and 2012 respectively.

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in profit from operation by 31.01% would result in impairment.

Discount rate – A rise in pre-tax discount rate to 14.69% in the Yuchai unit would result in impairment.

Growth rate assumptions – Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. A reduction to 2.95% in the long-term growth rate in Yuchai unit would result in impairment.

With regard to the assessment of value in use of the Yuchai unit, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

14.	Intangible assets

Development costs
Rmb’000

Cost
At January 1, 2012	24,754
Additions – Internally developed	20,657
Additions – Acquired separately	90,000

At December 31, 2012 and January 1, 2013	135,411
Additions – Internally developed	9,872

At December 31, 2013	145,283

US$’000	23,739

The development costs are related to intellectual property right, technical skill and knowledge of building a new technology of heavy duty diesel engines.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

15.	Other financial liabilities

(a)	Other liabilities

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Derivatives not designated as hedges - foreign exchange forward contract	9,467	—	—
Finance lease liabilities (Note 29)	—	56	9

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Current	9,467	13	2
Non-current	—	43	7

Total	9,467	56	9

Foreign exchange forward contract

On June 11, 2012, Yuchai entered into a non-deliverable foreign exchange forward contract (“NDF”) with Industrial and Commercial Bank of China (“ICBC”) to purchase US$36.8 million at the forward exchange rate (USD/GBP) of 1.5525 on June 11, 2013. The Group accounted this NDF at fair value through profit or loss (Note 21).

(b)	Interest-bearing loans and borrowings

	Effective interest rate	Maturity	31.12.2012
	%		Rmb’000
Current
Renminbi denominated loans	5.00	2013	2,072,069
US Dollar denominated loans	4.00	2013	261,598
Euro denominated loans	2.46	2013	5,606

			2,339,273

Non-current
Renminbi denominated loans	8.28	2016	60,000
Singapore Dollar denominated loans	1.29	2014	51,422

			111,422

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

15.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

	Effective interest rate	Maturity	31.12.2013	31.12.2013
	%		Rmb’000	US$’000
Current
Renminbi denominated loans	5.59	2014	975,000	159,311
US Dollar denominated loans	2.20	2014	25,739	4,206
Euro denominated loans	2.30	2014	22,482	3,674
Canadian Dollar denominated loans	5.28	2014	159,607	26,079
Singapore Dollar denominated loans	1.21	2014	48,153	7,868

			1,230,981	201,138

Non-current
Renminbi denominated loans	5.05	2016	1,028,396	168,036

			1,028,396	168,036

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

Yuchai Rmb 1 billion short-term financing bonds

Yuchai received approval from NAFMII for the issuance of RMB-denominated unsecured short-term financing bonds amounting to Rmb 1 billion. The bonds were issued on August 28, 2012 and will mature on August 29, 2013. The par value and issue price of each bond is Rmb 100. The bonds bear a fixed annual interest rate of 4.45%. Subscription to and trading of the bonds is only available in China to institutional investors of China’s National Inter-bank Bond Market. All the proceeds from the issuance of the bonds are used by Yuchai as working capital. In August 2013, the bonds amounting to Rmb 1 billion were fully repaid upon its maturity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

15.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

Yuchai Rmb 1 billion medium-term notes

Yuchai received approval from NAFMII for the issuance of RMB-denominated three-year unsecured medium-term notes (“Notes”) amounting to Rmb 1.6 billion. On May 28, 2013, Yuchai issued the first tranche of the Notes amounting to Rmb 1 billion. The par value and issue price of each Note is Rmb 100. The fixed annual interest payable on the Notes is 4.69% which is the rate as of May 30, 2013. The maturity date of the Notes is May 30, 2016. Subscription to and trading of the Notes is only available in China to institutional investors of China’s National Inter-bank Bond Market. The first tranche of the Notes was underwritten by China CITIC Bank Corporation Limited. The proceeds from the issuance of the Notes are to be used by Yuchai to repay bank loans and for working capital purposes.

Factoring arrangement

The Group factored a portion of the trade receivables during the years ended December 31, 2012 and 2013. Factoring is done with reputable bank in China. As of December 31, 2013, Rmb 500.0 million (2012: Rmb Nil) was included in the “interest-bearing loans and borrowings” representing the Group’s obligation to the banks for trade receivables factored with recourse.

16.	Deferred grants

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

At January 1	333,291	353,394	57,743
Received during the year	68,637	43,694	7,139
Released to consolidated statement of profit or loss	(28,534)	(50,978)	(8,329)
Reduced due to disposal of a subsidiary	(20,000)	—	—

At December 31	353,394	346,110	56,553

Current (Note 26)	27,332	35,145	5,743
Non-current	326,062	310,965	50,810

	353,394	346,110	56,553

Government grants have been received for the purchase of certain items of property, plant and equipment.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

17.	Inventories

Inventories are comprised of:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Raw materials	1,152,624	1,259,175	205,744
Work in progress	18,907	2,666	436
Finished goods	839,224	1,072,211	175,195

Total inventories at the lower of cost and net realizable value	2,010,755	2,334,052	381,375

Inventories recognized as an expense in “Cost of sales” are Rmb 10,975,089, Rmb 9,477,769 and Rmb 11,283,308 (US$1,843,648) for the years ended December 31, 2011, 2012 and 2013 respectively.

An analysis of the inventory reserve accounts is as follows:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

At January 1	150,477	126,398	20,653
Inventories written down	23,478	7,061	1,153
Reversal of write-down of inventories	(47,504)	(27,665)	(4,520)
Written off	(53)	(184)	(30)

At December 31	126,398	105,610	17,256

The inventories written down and reversal of write-down of inventories recognized as an expense and included in “Cost of sales” amounted to Rmb 12,412, Rmb 24,026 and Rmb 20,604 (US$3,367) for the years ended December 31, 2011, 2012 and 2013 respectively. The reversal of write-down of inventories was made when the related inventories were sold above their carrying amounts in 2013.

As of December 31, 2013, inventories with a carrying amount of Rmb 41.8 million (US$6.8 million) (2012: Rmb Nil) are pledged to secure bank facilities.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

18.	Other current assets

	1.1.2012	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated)	(Restated)

Development properties	55,698	52,464	39,326	6,426
Held for trading investment	40,524	48,761	28,105	4,592
Derivative not designated as hedges – foreign exchange forward contract	—	—	2,731	446

	96,222	101,225	70,162	11,464

Foreign exchange forward contract

On June 6, 2013, Yuchai entered into a NDF with ICBC to purchase C$27.9 million at the forward exchange rate (USD/CAD) of 1.0788 on June 7, 2014. The Group accounted this NDF at fair value through profit or loss (Note 21).

19.	Trade and bills receivables

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Trade receivables (net)	395,025	411,782	67,283
Bills receivable (i)	6,196,711	7,026,166	1,148,048

	6,591,736	7,437,948	1,215,331

(i)

As of December 31, 2013, bills receivable includes bills receivable from joint venture and other related parties amounted Rmb 126,027 (US$20,592) (2012: Rmb 99,632) and Rmb 6,800 (US$1,111) (2012: Rmb 21,070), respectively.

Trade receivables (net) are non-interest bearing and are generally on 60 days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

As of December 31, 2012 and 2013, outstanding bills receivables discounted with banks for which the Group retained a recourse obligation totaled Rmb 828,974 and Rmb 1,243,440 (US$203,173) respectively.

As of December 31, 2012 and 2013, outstanding bills receivables endorsed to suppliers with recourse obligation were Rmb 567,112 and Rmb 1,043,213 (US$170,457) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Trade and bills receivables (cont’d)

An analysis of the allowance for doubtful accounts is as follows:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

At January 1	59,177	43,664	7,135
Credit to consolidated statement of profit or loss	(15,184)	(12,669)	(2,070)
Written off	(334)	(2,454)	(401)
Translation differences	5	(8)	(2)

December 31	43,664	28,533	4,662

The Group’s historical experience in the collection of trade receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s trade receivables.

As of December 31, 2012 and 2013, gross trade receivables due from a major customer, Dongfeng Automobile Company and its affiliates (the “Dongfeng companies”) were Rmb 145,351 and Rmb 279,831 (US$45,723), respectively. See Note 31 for further discussion of customer concentration risk.

		Neither past due	Past due but not impaired
	Total	nor impaired	0 – 90 days	91-180 days	181-365 days	>365 days
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At 31.12.2013	7,437,948	7,279,974	121,648	12,948	23,039	339
At 31.12.2012	6,591,736	6,417,854	120,507	25,962	9,310	18,103

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

20.	Other receivables

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Staff advances	9,766	12,326	2,014
Associates and joint ventures	61,456	155,968	25,485
Other related parties	20,148	7,202	1,177
Interest receivables	7,752	16,293	2,662
Bills receivable in transit	45,800	17,523	2,863
Others	27,536	7,741	1,265
Impairment losses – other receivables (i)	(640)	(1,275)	(209)

Loans and receivables (Note 34)	171,818	215,778	35,257
Tax recoverable	71,515	100,403	16,406

Total	243,333	316,181	51,663

For terms and conditions relating to related parties, refer to Note 28.

Note:

(i)	An analysis of the impairment losses – other receivables is as follows:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

At January 1	15,978	640	105
(Credit)/debit to consolidated statement of profit or loss	(4,463)	894	146
Written off	(10,957)	(259)	(42)
Translation differences	82	—	—

At December 31	640	1,275	209

The Group’s historical experience in the collection of other receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s other receivables.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

21.	Cash and cash equivalents

Short-term investments

Restricted cash

Long-term bank deposits

	1.1.2012	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated)	(Restated)
Non-current
Long-term bank deposits (i)	—	—	185,000	30,228

Current
Cash and cash equivalents	4,124,776	3,127,602	2,596,536	424,263
Short-term investments (ii)	—	—	110,524	18,060
Restricted cash	—	269,963	669,788	109,440

	4,124,776	3,397,565	3,376,848	551,763

Cash and bank balances	4,124,776	3,397,565	3,561,848	581,991

Representing:
Cash at banks and on hand	2,433,020	2,555,054	1,910,080	312,099
Bank deposits	1,691,756	842,511	1,651,768	269,892

Cash and bank balances	4,124,776	3,397,565	3,561,848	581,991

Note:

(i)

During the financial year, YMMC placed two-year time deposits of Rmb 185,000 (US$30,228) (2012: Rmb Nil) at an annual interest rate of 3.75% (2012: Nil) with banks. These long-term fixed deposits are not considered as cash equivalents.

(ii)

Short-term investments relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2013 for the Group ranged from 0.33% to 0.80% (2012: Nil).

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term bank deposits and short-term investments) as at December 31, 2013 for the Group ranged from 0.19% to 3.50% (2012: 0.25% to 5.584%).

Cash and bank balances denominated in various currencies are mainly held in bank accounts in the PRC and Singapore. As of December 31, 2013, the Group has restricted cash of Rmb 4,677 (US$764) (2012: Rmb 29,397) which was used as collateral by the banks for the issuance of bills to suppliers and would mature after three months. The Group factored a portion of the trade receivables during the years ended December 31, 2012 and 2013. As at December 31, 2013, the Group has restricted cash of Rmb 500,000 (US$81,698) (2012: Rmb Nil) relating to trade receivables which had been factored and fully settled by customers.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

21.	Cash and cash equivalents (cont’d)

Short-term investments

Restricted cash

Long-term bank deposits

On June 11, 2012, a one-year Great British Pound (“GBP”) denominated time deposit of GBP 23.7 million (equivalent to Rmb 240.6 million) was deposited by Yuchai with ICBC at an annual interest rate of 5.584% as guarantee of a one-year loan contract from the same bank amounting to US$36.8 million. On the same date, Yuchai entered into a NDF with ICBC to purchase US$36.8 million at the forward exchange rate (USD/GBP) of 1.5525 on the repayment date of the aforesaid bank loan on Jun 11, 2013 (Note 15(a)). The Group presented this GBP-denominated time deposit as “Restricted cash”.

On June 9, 2013, an 11-month USD-denominated time deposit of US$27.1 million (equivalent to Rmb 165.1 million) was deposited by Yuchai with ICBC at an annual interest rate of 1.8103% as guarantee of a one-year loan contract from the same bank amounting to C$27.9 million. On June 6, 2013, Yuchai entered into a NDF with ICBC to purchase C$27.9 million at the forward exchange rate (USD/CAD) of 1.0788 on the repayment date of the aforesaid bank loan on June 6, 2014 (Note 18). The Group presented this USD-denominated time deposit as “Restricted cash”.

As of December 31, 2012 and 2013, the Group had available Rmb 4,164,871 and Rmb 4,707,480 (US$769,184) respectively of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2011, 2012 and 2013 were Rmb 366, Rmb 556 and Rmb 539 (US$88) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

22.	Assets classified as held for sale

Sale of 28% of the issued ordinary shares in the capital of Scientex Park (M) Sdn. Bhd. (“Scientex Park Sale”)

On December 27, 2012, the Group’s subsidiary, HLGE announced that its wholly-owned subsidiaries, LKN Development Pte. Ltd. (“LKND”) and Nirwana Properties Sdn. Bhd. (“Nirwana”), had on the same day entered into the conditional share sale agreement dated December 27, 2012 (the “Scientex Park Sale Agreement”) with Scientex Quatari Sdn. Bhd. (“Scientex Quatari”), pursuant to which LKND and Nirwana have agreed to sell, and Scientex Quatari has agreed to purchase, an aggregate of 6,300,000 issued and paid-up ordinary shares of par value RM1.00 each in the capital of Scientex Park (M) Sdn. Bhd. held by LKND and Nirwana, representing 28% of the issued share capital of Scientex Park, for a total cash consideration of RM 21,105,000, upon the terms and subject to the conditions of the Scientex Park Sale Agreement.

The investment in Scientex Park was previously reported in the HLGE segment. As of December 31, 2012, the investment in Scientex Park has been presented in the statement of financial position as “Assets classified as held for sale”.

On April 8, 2013, LKND and Nirwana completed the disposal of 28% of the issued shares capital of Scientex Park. With the completion of the disposal, Scientex Park has ceased to be an associate of HLGE.

Disposal of 50% equity interest in Shanghai International Equatorial Hotel Company Ltd. (“SIEH Disposal”)

On December 28, 2012, the Group’s subsidiary, HLGE announced that its wholly-owned subsidiary, LKN Investment International Pte. Ltd. (“LKNII”), has on the same day entered into a share transfer agreement dated December 28, 2012 (the “Share Transfer Agreement”) with Shanghai International Ventures & Consulting Corporation (“SIVCC”) pursuant to which LKNII has agreed to transfer its equity interest in 50% of the registered capital of Shanghai International Equatorial Hotel Company Ltd. to SIVCC for a cash consideration of Rmb 40 million upon the terms and conditions of the Share Transfer Agreement.

The investment in SIEH was previously reported in the HLGE segment and China segment under geographical information. As of December 31, 2012, the investment in SIEH has been presented in the statement of financial position as “Assets classified as held for sale”.

The investment in SIEH was subsequently disposed of on May 23, 2013. With the completion of the disposal, SIEH ceased to be a joint venture of HLGE.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

22.	Assets classified as held for sale (cont’d)

The investments in Scientex Park and SIEH classified as held for sale and the related foreign currency translation reserve as at December 31, 2012 are as follows:

31.12.2012
Rmb’000

Investment in associate (Note 5)
Cost	18,155
Share of post-acquisition reserves	20,841

38,996

Investment in joint venture (Note 6)
Cost	148,805
Share of post-acquisition reserves	(118,305)

30,500

Assets classified as held for sale	69,496

Reserves of disposal groups classified as held for sale attributable to equity holders of the parent	(13,784)

The total cash flow effect of the disposal of investment in Scientex Park and SIEH in 2013 is:

	31.12.2013	31.12.2013
	Rmb’000	US$’000

Carrying value of investment in associate and joint venture classified as held for sale on respective disposal dates	66,435	10,855
Gain on disposal of associate and joint venture	7,292	1,192
Realization of foreign currency translation reserve upon disposal of foreign operations	10,770	1,759

Total consideration received	84,497	13,806

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

23.	Issued capital and reserves

	31.12.2012	31.12.2013	31.12.2013
	thousands	thousands	thousands

Authorized shares
Ordinary share of US$0.10 each	100,000	100,000	100,000

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Ordinary shares issued and fully paid
37,267,673 ordinary shares issued and fully paid at US$0.10 per share	1,724,196	1,724,196	281,727

Special share issued and fully paid
One special share issued and fully paid at US$0.10 per share	*	*	*

Non-redeemable convertible cumulative preference shares	21	21	3

*	Less than Rmb 1 (US$1).

The holders of ordinary shares are entitled to such dividends as the Board of Directors of the Company may declare from time to time. All ordinary shares are entitled to one vote on a show of hands and carry one vote per share on a poll.

The holder of special share is entitled to elect a majority of directors of the Company. In addition, no shareholders resolution may be passed without the affirmative vote of the special share, including any resolution to amend the Memorandum of Association or Bye-laws of the Company. The special share is not transferable except to HLA, HLC or any of its affiliates. The Bye-Laws of the Company provides that the special share shall cease to carry any rights in the event that HLA and its affiliates cease to own, directly or indirectly, at least 7,290,000 ordinary shares in the capital of the Company.

HLGE issued 197,141,190 NCCPS at an issue price of S$0.02 each on July 4, 2006, expiring on the 10th anniversary of the NCCPS issue date, and 196,982,796 NCCPS have been converted into ordinary shares in the capital of HLGE.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

23.	Issued capital and reserves (cont’d)

The NCCPS are not listed and quoted on the Official List of the Singapore Exchange. However, the holders of the NCCPS are able to exercise their rights to convert the NCCPS into new ordinary shares at a 1 for 1 ratio, subject to the terms and conditions of the NCCPS. Such new ordinary shares will be listed and quoted on the Official List of the Singapore Exchange when issued.

Foreign currency translation reserve

The foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

24.	Dividends declared and paid

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Declared and paid during the year
Dividends on ordinary shares:

Final dividend paid in 2012: US$0.90 per share (2011: US$1.50 per share)	211,729	—	—
Final and interim dividends paid in 2013: US$0.90 per share (2012: US$0.90 per share)	—	207,708	33,939

	211,729	207,708	33,939

25.	Statutory reserves

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Statutory general reserve (ii)
At January 1	185,762	187,363	30,614
Transfer from retained earnings	1,686	2,272	371
Reduced due to liquidation of a subsidiary	(85)	(264)	(43)

At December 31	187,363	189,371	30,942

Statutory public welfare fund (iii)
At January 1 and December 31	85,641	85,641	13,994

General surplus reserve (iv)
At January 1 and December 31	25,706	25,706	4,200

Total	298,710	300,718	49,136

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

25.	Statutory reserves (cont’d)

Note:

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

26.	Trade and other payables

	1.1.2012	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated)	(Restated)

Trade and bills payables (i)	4,813,009	4,587,358	5,085,349	830,926
Other payables	1,343,053	1,316,545	1,415,828	231,341
Interest payable	61,881	16,332	30,134	4,924
Holding company	19	31	—	—
Associates and joint ventures	4,120	24,482	20,338	3,323
Other related parties	313,959	231,580	226,430	36,998

Financial liabilities at amortized cost (Note 34)	6,536,041	6,176,328	6,778,079	1,107,512
Deferred grants (Note 16)	14,708	27,332	35,145	5,743
Deferred income (ii)	80,000	80,000	130,000	21,241
Advance from customers	69,576	51,448	72,138	11,787
Accrued staff costs	412,290	427,846	510,072	83,344
Other tax payable	18,143	46,757	64,116	10,476
Dividend payable	19,654	20,372	22,344	3,651

Total trade and other payables (current)	7,150,412	6,830,083	7,611,894	1,243,754

(i)

As of December 31, 2013, the trade and bills payables include bills payable to associates and other related parties amounted Rmb 12,850 (US$2,100) (2012: Rmb 6,680) and Rmb 306,218 (US$50,035) (2012: Rmb 269,550), respectively.

(ii)	This relates to the Group’s transfer of technology know-how to a joint venture of which revenue has not been recognized.

	1.1.2012	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated)	(Restated)

Other payables (non-current) (i)	83,739	91,114	106,594	17,417

(i)	Non-current other payables relate to provision for bonus which is not expected to be settled next 12 months.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables (current) are non-interest bearing and have an average term of three months.

•

Interest payable is normally settled throughout the financial year. As of December 31, 2012 and 2013, Rmb 14,296 and Rmb 27,626 (US$4,514) of interest payable were related to outstanding short-term financing bonds and medium-term notes, respectively.

•	For terms and conditions relating to related parties, refer to Note 28.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

27.	Provision for product warranty

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

At January 1	307,072	268,006	43,791
Provision made	322,442	385,881	63,051
Provision utilized	(361,508)	(347,949)	(56,853)

At December 31	268,006	305,938	49,989

28.	Related party disclosures

The ultimate parent

As of December 31, 2013, the controlling shareholder of the Company, HLA, indirectly owned 12,998,040, or 34.9%, of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 21.0% of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 13.9% of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under Bye-Laws of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of Rmb 329, Rmb Nil and Rmb 98 (US$16) during the financial years ended December 31, 2011, 2012 and 2013 respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

28.	Related party disclosures (cont’d)

Entity with significant influence over the Group

As of December 31, 2013, the Yulin City Government through Coomber Investment Ltd. owned 18.9% (2012: 18.9%) of the ordinary shares in the capital of the Company.

The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year (for information regarding outstanding balances at December 31, 2012 and 2013, refer to Notes 20 and 26):

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000

Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (i)	45,398	14,360	1,665	272
Sales of raw materials to State Holding Company, its subsidiaries and affiliates (i)	478,867	266,846	970,950	158,649
Sales to associates and joint ventures (i)	225,276	135,321	278,935	45,577
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (i)	(1,632,960)	(1,380,307)	(1,608,698)	(262,855)
Purchases of raw materials and supplies from associates and joint ventures (i)	(80,426)	(99,664)	(107,802)	(17,614)
Delivery expense charged by subsidiaries of State Holding Company (ii)	(229,169)	(187,403)	(214,752)	(35,090)
Storage and distribution expenses charged by a subsidiary of State Holding Company (iii)	(41,410)	—	(49,885)	(8,151)
Sales of a subsidiary to a subsidiary of State Holding Company (Note 1.2)	—	85,821	—	—
General and administrative expenses
- Charged by a subsidiary of State Holding Company (iv)	(22,182)	(26,389)	(24,876)	(4,065)
- Charged by HLA (v)	(329)	—	(98)	(16)
- Charged by affiliates of HLA (vi)	(8,639)	(10,152)	(6,489)	(1,060)
- Charged to joint ventures (vii)	*	8,499	1,745	285

*	Amounts were not material.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

28.	Related party disclosures (cont’d)

Entity with significant influence over the Group (cont’d)

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

(ii)

Delivery expense charged by subsidiaries of State Holding Company. The fee is for the delivery of spare parts charged, which were recorded in “Cost of sales” and “Selling, distribution and administrative costs” respectively. Management considers that these transactions were entered into in the normal course of business and these transactions continued on normal commercial terms.

(iii)	Storage and distribution expenses charged by a subsidiary of State Holding Company for the storage of engines, components and parts for Yuchai and distribution to the production facilities.
(iv)	General and administrative expenses charged by a subsidiary of State Holding Company, which is also an associate of Yuchai, for property management services rendered.
(v)	Management fees, general and administrative expenses charged by HLA.
(vi)

General and administrative expenses charged by affiliates of HLA. The fees mainly relate to office rental, secretarial fees, insurance fees, professional and consultancy fees, and miscellaneous office expenses.

(vii)	Hotel management fees, rental, administrative fees and license fees charged to joint ventures.

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

Compensation of key management personnel of the Group

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000

Short-term employee benefits	31,187	24,889	35,262	5,762

The non-executive directors do not receive pension entitlements from the Group.

29.	Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has entered into commercial leases on certain motor vehicles, office space and items of machinery. These leases have an average life of between three and five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Within one year
- With related parties	998	4,949	809
- With third parties	10,973	8,902	1,455
After one year but not more than five years
- With related parties	170	1,524	249
- With third parties	5,602	6,282	1,026

	17,743	21,657	3,539

The minimum lease payments recognized as an expense in the period ended December 31, 2011, 2012 and 2013 amounted to Rmb 43,806, Rmb 46,817 and Rmb 51,115 (US$8,352).

Operating lease commitments - Group as lessor

The Group has leased out some of its assets, including surplus office and manufacturing buildings. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Commitments and contingencies (cont’d)

Operating lease commitments - Group as lessor (cont’d)

Future minimum rentals receivable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Within one year
- With related parties	1,648	1,296	212
- With third parties	2,435	2,163	353
After one year but not more than five years
- With related parties	479	548	90
- With third parties	8,350	8,014	1,309
More than five years
- With related parties	2,100	2,000	327
- With third parties	22,261	21,840	3,569

	37,273	35,861	5,860

Finance lease commitments

The Group has finance lease for an item of plant and equipment. This lease has term of renewal but no purchase options and escalation clause. Renewal is at the option of the Group.

Future minimum lease payments under finance lease together with the present value of the net minimum lease payments are as follows:

	31.12.2013
	Minimum lease payments	Present value of payments
	Rmb’000	Rmb’000

Not later than one year	13	13
Later than one year but not later than five years	44	43

Total minimum lease payments	57	56
Less: Amount representing finance charges	(1)	—

Present value of minimum lease payments	56	56

Capital commitments

As of December 31, 2012 and 2013, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not recognized in the financial statements amounting to Rmb 896.2 million and Rmb 885.7 million (US$144.7 million), respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 6.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Commitments and contingencies (cont’d)

Investment commitments

As of December 31, 2012 and 2013, the Group has commitment of Rmb 14.4 million and Rmb 9.0 million (US$1.5 million) relating to the Group’s interest in joint ventures, respectively.

Letter of credits

As of December 31, 2012 and 2013, Yuchai had issued irrevocable letter of credits of Rmb 35.7 million and Rmb 84.1 million (US$13.7 million), respectively.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Commitments and contingencies (cont’d)

Environmental liability (cont’d)

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

30.	Segment information

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Segment information (cont’d)

Year ended December 31, 2011	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	15,413,243	31,185	—		15,444,428
Inter-segment	—	—	—		—

Total revenue	15,413,243	31,185	—		15,444,428

Results
Interest income	51,941	732	486	(1)	53,159
Interest expense	(147,813)	(12,860)	11,368	(1)	(149,305)
Impairment of property, plant and equipment	(252)	—	—		(252)
Depreciation and amortization	(322,923)	(4,795)	(1,125	)(2)	(328,843)
Share of (loss)/profit of associates	(310)	1,829	—		1,519
Share of results of joint ventures	(3,846)	(17,392)	(59,913	)(9)	(81,151)
Income tax expense	(200,001)	(3,047)	(23,732	)(3)	(226,780)

Segment profit	1,424,499	(22,953)	(102,264	)(4)	1,299,282

Total assets	18,245,679	428,954	476,386	(5)	19,151,019

Total liabilities	(11,619,447)	(494,449)	313,038	(6)	(11,800,858)

Other disclosures
Investment in associates	1,351	36,650	—		38,001
Investment in joint ventures	272,972	102,122	81,651	(8)	456,745
Capital expenditure	931,603	123	38	(7)	931,764

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Segment information (cont’d)

Year ended December 31, 2012	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	13,411,384	38,105	—		13,449,489
Inter-segment	—	—	—		—

Total revenue	13,411,384	38,105	—		13,449,489

Results
Interest income	98,579	622	484	(1)	99,685
Interest expense	(205,746)	(9,070)	7,743	(1)	(207,073)
Impairment of property, plant and equipment	(8,026)	—	—		(8,026)
Depreciation and amortization	(343,191)	(4,649)	(645	)(2)	(348,485)
Share of profit of associates	366	2,006	—		2,372
Share of results of joint ventures	(30,904)	(5,533)	(2,804	)(9)	(39,241)
Income tax expense	(122,064)	(2,380)	(17,794	)(3)	(142,238)

Segment profit	918,646	(3,537)	(1,533	)(4)	913,576

Operating assets	17,002,251	310,443	541,483		17,854,177
Assets classified as held for sale	—	82,907	(13,411)		69,496

Total assets	17,002,251	393,350	528,072	(5)	17,923,673

Total liabilities	(9,943,167)	(406,211)	197,572	(6)	(10,151,806)

Other disclosures
Investment in associates	1,719	392	—		2,111
Investment in joint ventures	243,156	41,107	92,257	(8)	376,520
Capital expenditure	736,664	20	43	(7)	736,727

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Segment information (cont’d)

Year ended December 31, 2013	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	15,870,380	31,975	—		15,902,355
Inter-segment	—	—	—		—

Total revenue	15,870,380	31,975	—		15,902,355

Results
Interest income	76,634	980	1,325	(1)	78,939
Interest expense	(155,787)	(7,321)	6,163	(1)	(156,945)
Impairment of property, plant and equipment	(9,163)	—	—		(9,163)
Depreciation and amortization	(383,788)	(4,611)	(540	)(2)	(388,939)
Share of profit/(loss) of associates	164	(5)	—		159
Share of results of joint ventures	(51,921)	554	(27,878	)(9)	(79,245)
Income tax expense	(196,089)	(2,617)	(23,441	)(3)	(222,147)

Segment profit	1,228,728	(25,922)	(40,687	)(4)	1,162,119

Total assets	18,421,147	332,212	539,809	(5)	19,293,168

Total liabilities	(10,641,350)	(340,062)	122,409	(6)	(10,859,003)

Other disclosures
Investment in associates	1,881	349	—		2,230
Investment in joint ventures	210,230	40,512	64,380	(8)	315,122
Capital expenditure	427,987	715	929	(7)	429,631

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Segment information (cont’d)

Note:

(1)	Included here are interest income and expense of the holding entity’s interest income and expense and inter-segment interest income and expense that are eliminated on consolidation.
(2)	Included here are the depreciation of the holding entity’s property, plant and equipment and additional depreciation on HLGE’s property, plant and equipment valued at fair value in excess of costs.
(3)	This relates mainly to the withholding tax provisions for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.
(4)	Profit for each operating segment does not include income tax expense and (loss)/profit after tax for the year from discontinued operations.
(5)	Segment assets included goodwill and other assets of holding entity and increase in value of HLGE’s property, plant and equipment based on fair value in excess of costs.
(6)	Segment liabilities consist of the liabilities of the holding entity.
(7)	Included here are capital expenditures incurred by the holding entity.
(8)	Included here are HLGE’s share of its joint ventures’ property, plant and equipment valued at fair value in excess of costs.
(9)	Included here are HLGE’s share of additional depreciation on its joint ventures’ property, plant and equipment valued at fair value in excess of costs.

There has been no change to the Group’s measurement of segment profit for each reportable operating segment.

Geographic information

Revenues from external customers:

	31.12.2011	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	Rmb’000	US$’000

China	15,399,862	13,402,636	15,846,051	2,589,182
Other countries	44,566	46,853	56,304	9,200

	15,444,428	13,449,489	15,902,355	2,598,382

The revenue information above is based on the location of the customer.

Revenue from one customer group amounted to Rmb 3,298,400 (US$538,945) (2012: Rmb 2,445,703; 2011: Rmb 3,029,125), arising from sales by Yuchai segment.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Segment information (cont’d)

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Non-current assets

China	5,114,885	5,106,057	834,310
Assets classified as held for sale - China	(30,500)	—	—
Other countries	3,343	5,512	901

	5,087,728	5,111,569	835,211

Non-current assets for this purpose consist of property, plant and equipment, prepaid operating leases, investment in joint ventures, intangible asset and goodwill.

31.	Financial risk management objectives and policies

The Group’s principal financial liabilities comprise loans and borrowings, trade and other payables, and financial guarantee contracts. The main purpose of these financial liabilities is to finance the Group’s operations and to provide guarantees to support its operations. The Group has loan, trade and other receivables, and cash and bank deposits that derive directly from its operations. The Group also holds available-for-sale investment and enters into derivative transaction.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investment and derivative financial instrument.

The sensitivity analyses in the following sections relate to the position as at December 31, 2012 and 2013.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2013.

The analyses exclude the impact of movements in market variables on provisions and on the non-financial assets and liabilities of foreign operations.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Financial risk management objectives and policies (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s interest-bearing bank deposits and loans and borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Group are disclosed in Note 15. As certain rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group. The fixed deposit pledged with bank of the Group is disclosed in Note 21.

The Group manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at the end of the reporting period and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2013 of the Group would increase/decrease by Rmb 6.5 million (US$1.1 million) (2012: increase/decrease by Rmb 4.7 million).

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Group. The Group also holds cash and bank balances and other investments denominated in foreign currencies. The currencies giving rise to this risk are primarily the Singapore Dollar, Malaysian Ringgit, Great British Pound, Canadian Dollar, Renminbi and US Dollar.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2012
	Singapore Dollar	Euro	Great British Pound	US Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Held for trading investment	48,761	—	—	—	—	—
Trade and other receivables	534	133	—	23,237	40,633	444
Cash and bank balances	140,858	—	240,566	1,147	13	479
Financial liabilities	(51,422)	(5,606)	—	(271,065)	—	—
Trade and other payables	(43,498)	—	—	(34,233)	(1,336)	(114)

Net assets/(liabilities)	95,233	(5,473)	240,566	(280,914)	39,310	809

	31.12.2013
	Singapore Dollar	Euro	Canadian Dollar	US Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Held for trading investment	28,105	—	—	—	—	—
Trade and other receivables	561	31,590	—	11,293	35,426	5
Cash and bank balances	171,475	—	—	167,394	—	383
Financial liabilities	(48,153)	(22,483)	(159,607)	(25,738)	—	—
Trade and other payables	(32,077)	—	—	(17,580)	(1,336)	(17)

Net assets/(liabilities)	119,911	9,107	(159,607)	135,369	34,090	371

US$’000	19,593	1,488	(26,079)	22,119	5,570	61

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Singapore Dollar	9,523	11,991	1,959
Euro	(547)	911	149
Great British Pound	24,057	—	—
Canadian Dollar	—	(15,961)	(2,608)
US Dollar	(28,091)	13,537	2,212
Renminbi	3,931	3,409	557

Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit by the following amount:

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Statement of profit or loss	4,876	2,811	459

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Credit risks related to receivables. Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit limits are established for all customers based on internal rating criteria.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Financial risk management objectives and policies (cont’d)

Credit risk (cont’d)

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

At December 31, 2013, the Group had approximately top 20 customers (2012: top 20 customers) that owed the Group more than Rmb 292.0 million (US$47.7 million) (2012: Rmb 246.4 million) and accounted for approximately 71% (2012: 56%) of accounts receivables (excluding bills receivables) owing respectively. These customers are located in the PRC. There were 26 customers (2012: 35 customers) with balances greater than Rmb 1.0 million (US$0.2 million) accounting for just over 95.4% (2012: 81.3%) of total accounts receivable (excluding bills receivables). The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 19. The Group does not hold collateral as security.

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

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	One year or less	Two to five years	Total
As at December 31, 2012	Rmb’000	Rmb’000	Rmb’000

Financial assets
Trade and bills receivables	6,635,400	—	6,635,400
Other receivables, excluding tax recoverable	172,458		172,458
Cash and bank balances	3,397,565	—	3,397,565
Held for trading investment	48,761	—	48,761

	10,254,184	—	10,254,184

Financial liabilities
Interest-bearing loans and borrowings	2,459,169	116,687	2,575,856
Trade and other payables	6,176,328	—	6,176,328
Derivatives not designated as hedges – foreign exchange forward contract	9,467	—	9,467

	8,644,964	116,687	8,761,651

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Financial risk management objectives and policies (cont’d)

Liquidity risk (cont’d)

	One year or less	Two to five years	Total	Total
As at December 31, 2013	Rmb’000	Rmb’000	Rmb’000	US$’000

Financial assets
Trade and bills receivables	7,466,481	—	7,466,481	1,219,993
Other receivables, excluding tax recoverable	217,053	—	217,053	35,466
Cash and bank balances	3,376,848	185,000	3,561,848	581,991
Held for trading investment	28,105	—	28,105	4,592
Derivatives not designated as hedges – foreign exchange forward contract	2,731	—	2,731	446

	11,091,218	185,000	11,276,218	1,842,488

Financial liabilities
Interest-bearing loans and borrowings	1,295,558	1,184,270	2,479,828	405,194
Trade and other payables	6,778,079	—	6,778,079	1,107,512
Other liabilities	13	44	57	9

	8,073,650	1,184,314	9,257,964	1,512,715

32.	Capital management

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Capital management (cont’d)

	31.12.2012	31.12.2013	31.12.2013
	Rmb’000	Rmb’000	US$’000

Interest-bearing loans and borrowings (Note 15)	2,450,695	2,259,377	369,174
Trade and other payables (Note 26)	6,921,197	7,718,488	1,261,171
Less: Cash and bank balances (Note 21)	(3,397,565)	(3,561,848)	(581,991)

Net debts	5,974,327	6,416,017	1,048,354
Equity attributable to equity holders of the parent	5,901,913	6,391,573	1,044,357

Total capital and net debts	11,876,240	12,807,590	2,092,711

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2012 and 2013.

As disclosed in Note 25, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2012 and 2013.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Fair value measurement

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Fair value hierarchy for financial instruments measured at fair value as at December 31, 2012:

	Total	Level 1	Level 2	Level 3
	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Financial assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 18)	48,761	48,761	—	—

Financial liabilities measured at fair value
Derivative financial liability:
Foreign exchange forward contract – US Dollar (Note 15(a))	9,467	—	9,467	—

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2013:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		Rmb’000	Rmb’000	Rmb’000	Rmb’000

Assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 18)	December 31, 2013	28,105	28,105	—	—
Derivative financial asset:
Foreign exchange forward contract – Canadian Dollar (Note 18)	December 31, 2013	2,731	—	2,731	—

There have been no transfers between Level 1 and Level 2 during the period.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
		Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

As at December 31, 2012

Financial assets
Held for trading investment	18	48,761	—	—	—	48,761
Trade and bills receivables	19	—	6,591,736	—	—	6,591,736
Other receivables	20	—	171,818	—	—	171,818
Cash and bank balances	21	—	3,397,565	—	—	3,397,565

		48,761	10,161,119	—	—	10,209,880

Financial liabilities
Trade and other payables	26	—	—	—	6,176,328	6,176,328
Loans and borrowings	15(b)	—	—	—	2,450,695	2,450,695
Derivatives not designated as hedges – foreign exchange forward contract	15(a)	—	—	9,467	—	9,467

		—	—	9,467	8,627,023	8,636,490

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Financial assets and financial liabilities (cont’d)

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total	Total
		Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000

As at December 31, 2013

Financial assets
Held for trading investment	18	28,105	—	—	28,105	4,592
Derivatives not designated as hedges –foreign exchange forward contract	18	2,731	—	—	2,731	446
Trade and bills receivables	19	—	7,437,948	—	7,437,948	1,215,331
Other receivables	20	—	215,778	—	215,778	35,257
Cash and bank balances	21	—	3,561,848	—	3,561,848	581,991

		30,836	11,215,574	—	11,246,410	1,837,617

Financial liabilities
Trade and other payables	26	—	—	6,778,079	6,778,079	1,107,512
Loans and borrowings	15(b)	—	—	2,259,377	2,259,377	369,174
Other liabilities	15(a)	—	—	56	56	9

		—	—	9,037,512	9,037,512	1,476,695

Held for trading investment relates to the Group’s investment in TCL, which is a company listed on the main board of the Singapore Exchange and is involved in the manufacture, assembly and distribution of high-end consumer electronic products and home entertainment products in the PRC. Fair values of the quoted equity shares are determined by reference to published price quotations in an active market.

Financial assets/liabilities through profit or loss reflect the positive/negative change in fair value of the foreign exchange forward contract that is not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk.

Fair value of financial instruments by classed that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value

The management assessed that cash and cash equivalents, short-term investments, restricted cash, trade and bills receivables, other receivables, trade and other payables and interest-bearing loans and borrowings (current) approximate their carrying amounts largely due to the short-term maturities of these instruments.

The management assessed that long-term bank deposits, interest-bearing loans and borrowings (non-current) and other liabilities approximate their fair value as their interest rates approximate the market interest rates.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Events after the reporting period

(a)	US$30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch

On March 12, 2014, the Group entered into a supplemental agreement with the bank to renew the existing US$30.0 million facility that matured on March 18, 2014. The new unsecured multi-currency revolving credit facility has a committed aggregate value of US$30.0 million and is for a three-year duration. The terms and conditions of this facility agreement remained similar to the facility agreement dated March 18, 2011.

(b)	S$30.0 million credit facility with Bank of Tokyo-Mitsubishi, UFJ Ltd, Singapore Branch

On March 13, 2014, the Group entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2014. The new unsecured multi-currency revolving credit facility has a committed aggregate value of S$30.0 million and is for a three-year duration. The terms and conditions of this facility agreement remained similar to the facility agreement dated March 11, 2011.

(c)	Increase of shareholding in HLGE

In January and March 2014, Grace Star Services Ltd., an indirect wholly-owned subsidiary of the Company, has purchased in the open market an aggregate of 465,000 ordinary shares in the capital of HLGE, representing 0.05% of the total number of issued ordinary shares of HLGE, for an aggregate gross cash consideration of S$18 (the “Acquisition”). Following the Acquisition, the Company holds in aggregate 471,077,072 ordinary shares in the capital of HLGE, representing approximately 50.17% shareholding in HLGE, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust.

(d)	Joint venture with Shanghai Hengshan (Group) Corporation (China)

Shanghai Hengshan Equatorial Hotel Management Co., Ltd (“SHEHM”) was incorporated on January 10, 2014 in the People’s Republic of China with a registered capital of Rmb 3.5 million. SHEHM is a joint venture company with 49% shareholding interest held by Equatorial Hotel Management Pte. Ltd. (“EHM”), a wholly-owned subsidiary of HLGE, and the remaining 51% shareholding interest held by Shanghai Hengshan (Group) Corporation (China) (“Shanghai Hengshan”). The principal activities of SHEHM are those relating to hotel and property management. EHM together with Shanghai Hengshan have joint control over SHEHM.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

36.	Comparatives

The following comparatives in the consolidated statement of financial position have been restated as follows:

	As at January 1, 2012	As at December 31, 2012	Note
	Rmb’000	Rmb’000

Increase/(decrease) in:

Restricted cash	—	240,566	(i)
Other current assets	—	(240,566)	(i)
Trade and other payables (current)	(83,739)	(91,114)	(ii)
Other payables (non-current)	83,739	91,114	(ii)

Note:

(i)	The time deposit, which was pledged to a bank as guarantee for a one-year loan, was previously disclosed in “Other current assets” and is now disclosed in “Restricted cash”.
(ii)	Comparatives were restated due to the adoption of Revised IAS 19 as disclosed in Note 2.4.