Form 20-F
period 2014-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2015-04-15
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, 38,195,706 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Certain Definitions and Supplemental Information

All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollars,” “dollars,” “US$” or “$” are to United States dollars; all references to “Renminbi,” “RMB” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to Singapore dollars, the legal tender currency of Singapore; all references to “RM” are to Ringgit, the legal tender currency of Malaysia. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollars at the rate of Rmb 6.1563 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on March 9, 2015, (ii) from Singapore dollar to US dollars at the rate of S$1.3792 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 9, 2015, and (iii) from Ringgit to US dollars at the rate of RM 3.6770 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 9, 2015. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollars at rates specified herein or any other rate.

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

As of December 31, 2014, 38,195,706 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year were 37,720,248. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 37,720,248 for 2014. As of March 9, 2015, 38,195,706 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards. All references to Tier 2, 3 and 4 emission standards are to emission standards adopted by the Ministry of Environmental Protection of the People’s Republic of China applicable to diesel engines used in non-road machinery.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2015 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

•

political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth and the availability of credit, particularly to the extent such current or future conditions and policies affect the diesel and natural gas engine industries and markets in China, our diesel and natural gas engine customers, the demand, sales volume and sales prices for our diesel and natural gas engines and our levels of accounts receivable;

•

the effects of a weaker than expected recovery in the global economy subject to continued fragilities and certain downside risks such as persistently weak global trade, possible financial market volatility as interest rates in major economies rise on varying timelines, protracted recovery in the Euro Area, weaker than expected growth in China, possible set-backs in the restructuring of China’s economy, the escalating geo-political crisis in Eastern Europe, Middle East and South East Asia, on the overall global economy and our business, operating results and growth rates;

•	the effects of competition and excess capacity in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of previously reported material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivable;

•	our dependence on Dongfeng Automobile Co., Ltd. and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd.;

•	our ability to successfully manage and implement our joint ventures and manufacture and sell our diesel and natural gas engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of fluctuating interest rates in China on our borrowing costs or the availability of funding;

•	the effects of inflation and deflation on our financial condition and results of operations;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•

the effects of uncertainties in the Chinese legal system, which could limit the legal protection available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•	the ability of HLGE to continue as a going concern or raise sufficient funds to repay its debt obligations to us;

•	the ability of HLGE to remain listed;

•

the effects of changes to the international, regional and economic climate and market conditions in countries where the HLGE group’s hospitality operations are located, as well as related global economic trends that adversely impact the travel and tourism industries;

•	the outbreak of communicable diseases, if not contained, and its potential effects on the operations of the HLGE group and its business in the hospitality industry; and

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2013 and 2014, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2010, 2011 and 2012, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2010 and 2011 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2009 by applying IFRS 1: First Time Adoption of International Reporting Standards.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to US GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2012, 2013 and 2014 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2014, we had a 48.9% interest in the outstanding ordinary shares of HLGE and a 7.7% interest in the outstanding ordinary shares of TCL. As of March 9, 2015, our interest in the outstanding ordinary shares of HLGE and TCL remain unchanged.

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

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2014. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2014 and March 9, 2015. We consolidate the results of HLGE as a subsidiary. See Note 1.4 to the accompanying consolidated financial statements in Item 18.

Relating to our interest in TCL:

In July 2010, we reduced our total shareholding in TCL from 34.4% to 13.9%. As a result of the subsequent sales of TCL shares in the open market, our shareholding interest in TCL decreased to 12.2% as of December 31, 2012, to 7.7% as of December 31, 2013 and remained unchanged as of December 31, 2014 and March 9, 2015. We classify our shareholding in TCL as held for trading investment.

For further information on the Company’s investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands)
Selected Consolidated Statement of Profit or Loss Data:
Revenue	16,208,184	15,444,428	13,449,489	15,902,355	16,436,142	2,669,809
Gross profit	4,008,931	3,442,279	2,879,884	3,264,904	3,290,990	534,573
Research and development costs	(324,123)	(328,140)	(373,732)	(468,612)	(494,594)	(80,339)
Other operating income, net	87,628	73,078	132,350	156,352	94,892	15,414
Operating profit	1,949,672	1,535,088	1,163,464	1,402,416	1,292,618	209,968
Share of results of associates and joint ventures	(54,023)	(79,632)	(36,869)	(79,086)	(29,755)	(4,834)
Profit before tax from continuing operations	1,765,203	1,299,282	913,576	1,162,119	1,201,385	195,148
Income tax expense	(327,946)	(226,780)	(142,238)	(222,147)	(179,639)	(29,180)
Profit for the year from continuing operations	1,437,257	1,072,502	771,338	939,972	1,021,746	165,968
Profit after tax for the year from discontinued operations	12,655	–	–	–	–	–
Profit for the year	1,449,912	1,072,502	771,338	939,972	1,021,746	165,968
Attributable to:
Equity holders of the parent	1,117,297	818,532	567,333	700,423	730,280	118,624
Non-controlling interests	332,615	253,970	204,005	239,549	291,466	47,344
Basic and diluted earnings per common share attributable to ordinary equity holders of the parent	29.98	21.96	15.22	18.79	19.36	3.14
Profit from continuing operations per share	38.57	28.78	20.70	25.22	27.09	4.40
Profit for the year per share	38.91	28.78	20.70	25.22	27.09	4.40
Weighted average number of shares	37,268	37,268	37,268	37,268	37,720	37,720

	As of December 31,
	2010	2011	2012	2013	2014	2014
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	2,553,495	2,754,111	2,906,300	4,333,904	4,925,945	800,147
Property, plant and equipment	3,276,302	3,748,233	4,016,593	4,036,163	4,460,842	724,598
Trade and bills receivables	4,234,475	6,690,917	6,591,736	7,437,948	8,113,094	1,317,852
Total assets	16,246,263	19,151,019	17,923,673	19,293,168	18,773,336	3,049,451
Trade and other payables	7,902,317	7,234,151	6,921,197	7,718,488	6,547,296	1,063,512
Short-term interest-bearing loans and borrowings	423,543	3,551,848	2,339,273	1,230,981	1,209,001	196,384
Long-term interest-bearing loans and borrowings	201,850	144,883	111,422	1,028,396	1,077,716	175,059
Non-controlling interests	1,687,980	1,807,958	1,869,954	2,042,592	2,163,382	351,409
Issued capital	1,724,196	1,724,196	1,724,196	1,724,196	1,840,227	298,918
Equity attributable to equity holders of the parent	5,097,947	5,542,203	5,901,913	6,391,573	6,988,432	1,135,167

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	1,464,964	(1,762,386)	1,512,192	589,642	535,686	87,015
Capital expenditures(3)	644,305	931,764	736,727	429,631	683,929	111,094

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollars has been made at the rate of Rmb 6.1563 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 9, 2015. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollars at that rate or at any other rate prevailing on March 9, 2015 or any other date. The rate quoted by the People’s Bank of China (the “PBOC”) at the close of business on December 31, 2014 was Rmb 6.1190 = US$1.00.

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

Any determination by Yuchai to declare a dividend will be at the discretion of Yuchai’s shareholders and will be dependent upon Yuchai’s financial condition, results of operations and other relevant factors. Yuchai’s Articles of Association provide that dividends shall be paid at least once a year out of after-tax profits (if any). To the extent Yuchai has foreign currency available, dividends declared by shareholders at a shareholders’ meeting to be paid to holders of Foreign Shares (currently only us) will be payable in foreign currency, and such shareholders will have priority thereto. If the foreign currency available is insufficient to pay such dividends, such dividends may be payable partly in Renminbi and partly in foreign currency. Dividends allocated to holders of Foreign Shares may be remitted in accordance with the relevant Chinese laws and regulations. In the event that the dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with the relevant Chinese laws, regulations and policies.

The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year /in the fiscal year (in thousands)
2010	US$0.25 (2)	Rmb 451,775 (US$69,213) (3)
2011	US$1.50 (4)	Rmb 234,917 (US$36,829) (5)
2012	US$0.90 (6)	Rmb 234,923 (7)
2013	US$0.90 (8) (9)	Rmb 343,349 (US$54,999) (10)
2014	US$1.20 (11)	Rmb 325,278 (12)

(1)

Dividends paid by Yuchai to us, as well as to other shareholders of Yuchai, were declared in Renminbi and paid in US dollars (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates. For dividends paid for fiscal years 2010 and 2011, the exchange rates used were Rmb 6.5273 = US$1.00 and Rmb 6.3786 = US$1.00 respectively.

(2)	On March 5, 2010, we declared a dividend of US$0.25 per ordinary share amounting to US$9.3 million for fiscal year 2009. This dividend was paid to our shareholders on March 30, 2010.
(3)	The dividend declared by Yuchai for fiscal year 2010 was paid to us on May 5, 2011.
(4)

On May 11, 2011, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$1.00 per ordinary share amounting to a total of US$55.9 million for fiscal year 2010. This dividend was paid to our shareholders on May 31, 2011.

(5)	The dividend declared by Yuchai for fiscal year 2011 was paid to us on June 12, 2012.
(6)

On June 15, 2012, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$0.40 per ordinary share amounting to a total of US$33.5 million for fiscal year 2011. This dividend was paid to our shareholders on July 9, 2012.

(7)

The dividend declared by Yuchai for fiscal year 2012 was paid to us on June 7, 2013. For dividends paid for fiscal year 2012, Rmb 68.4 million was paid in Renminbi and the remaining Rmb 166.5 million was paid in US dollars at an exchange rate of Rmb 6.1474 = US$1.00.

(8)

On June 17, 2013, we declared a dividend of US$0.40 per ordinary share and a special dividend of US$0.40 per ordinary share amounting to a total of US$29.8 million for fiscal year 2012. This dividend was paid to our shareholders on July 10, 2013.

(9)

On August 5, 2013, we declared an interim dividend of US$0.10 per ordinary share for fiscal year 2013 amounting to a total of US$3.7 million. This dividend was paid to our shareholders on August 26, 2013.

(10)

The dividend declared by Yuchai for fiscal year 2013 was paid to us on May 16, 2014. For dividends paid for fiscal year 2013, Rmb 343.3 million was paid in US dollars at an exchange rate of Rmb 6.2428 = US$1.00.

(11)

On May 12, 2014, we declared a dividend of US$1.20 per ordinary share amounting to a total of US$44.7 million for fiscal year 2013 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$26 million in cash and 928,033 ordinary shares.

(12)

The dividend declared by Yuchai for fiscal year 2014 has been approved for payment by Yuchai’s Board of Directors. It will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2014 and upon the receipt of approval by Yuchai’s shareholders.

Historical Exchange Rate Information

On December 31, 2014, the PBOC rate was Rmb 6.1190 = US$1.00. On March 9, 2015, the PBOC rate was Rmb 6.1563 = US$1.00.

On December 31, 2014, the noon buying rate was Rmb 6.2046 = US$1.00. On March 9, 2015, the noon buying rate was Rmb 6.2635 = US$1.00.

The following tables set forth certain information concerning exchange rates between Renminbi and US dollars based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	High	Low
October 2014	6.1385	6.1107
November 2014	6.1429	6.1117
December 2014	6.2256	6.1490
January 2015	6.2535	6.1870
February 2015	6.2695	6.2399
March 2015	6.2741	6.1955

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	Period End	Average (2)	High	Low
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015 (through March 9, 2015)	6.2635	6.2390	6.2741	6.1870

(1)

The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of December 31, 2014 was Rmb 6.1190 compared with Rmb 6.2046 for the noon buying rate at the end of December 31, 2014.

(2)	Determined by averaging the rates on each business day of each month during the relevant period.

Risk Factors

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of March 9, 2015, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 14,137,961 or 37.0%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 21.7% of the outstanding shares of our Common Stock and has, since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 15.3% of the outstanding shares of our Common Stock as of March 9, 2015. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd. or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders.

As described above, HL Technology, a subsidiary of Hong Leong Asia, owns 8,297,905 shares of our Common Stock, as well as the special share. If HL Technology reduces its shareholding to less than 7,290,000 shares of our Common Stock, our Bye-Laws provide that the special share held by HL Technology will cease to carry any rights, and Hong Leong Asia may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — The Special Share.” If HL Technology sells or disposes of all of the shares of our Common Stock, we cannot determine what control arrangements will arise as a result of such sale or disposal (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our financial condition, results of operations, business, prospects or share price.

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

There continues to be volatility in the market price for our Common Stock. See “Item 9. The Offer and Listing.” The market price could fluctuate substantially in the future in response to a number of factors, including:

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

•

changes in general economic conditions, especially the effects of a weaker than expected recovery in the global economy subject to continued fragilities and certain downside risks such as persistently weak global trade, possible financial market volatility as interest rates in major economies rise on varying timelines, protracted recovery in the Euro Area, weaker than expected growth in China, possible set-backs in the restructuring of China’s economy and increasing geopolitical tensions in Eastern Europe, the Middle East and South East Asia — see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy;”

•	future sales of our Common Stock in the public market, or the perception that such sales could occur; or

•	the announcement by us or our competitors of a significant acquisition.

Any of the above factors either individually or together may result in market fluctuations which may materially adversely affect our stock price.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2014. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”

Risks relating to our company and our business

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.

Our operations and performance depend significantly on worldwide economic conditions. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand. According to the World Bank’s latest Global Economic Prospects issued in January 2015, the world economy is still struggling to gain momentum as many high income countries continued to grapple with legacies of the global financial crisis. While activity in the high income countries of the United States and United Kingdom had exceeded pre-crisis output peaks as labor markets recover and monetary policy remains loose, growth in the Euro Area and Japan had stalled and growth in middle- and low-income countries slipped as a result of cyclical factors, domestic policy tightening and political tensions.

The world economy is expected to grow 3% in 2015 compared with 2.6% in 2014, strengthening to 3.3% and 3.2% in 2016 and 2017 respectively. This should be supported by continued recovery in the United States, a gradual acceleration of activity in the Euro Area, and receding headwinds to growth among slower growing developing regions. The sharp decline in oil prices since mid-2014 is projected to be sustained and to contribute to global growth, with significant income shifts from oil-exporting to oil-importing economies. However, underneath the fragile global recovery lie increasingly divergent trends with significant implications for global growth. The risks to the global growth outlook are tilted to the downside as a result of persistently weak global trade, possibility of financial market volatility as interest rates in major economies rise on varying timelines, the impact of low oil prices on oil-producing countries and the risk of a prolonged period of stagnation or deflation in the Euro Area or Japan.

In addition, the performance of the Chinese economy affects, to a significant degree, our financial condition, results of operations, business and prospects. For example, the various measures taken by the Chinese government from time to time to regulate economic growth and control inflation have in prior periods, significantly weakened demand for trucks in China, and may have a similar effect in the future. Uncertainty and adverse changes in the Chinese economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.

On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress, the new government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fuelled growth. On March 5, 2015, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced the lowering of the growth target for China in 2015 to 7% from 7.5% in 2014 acknowledging that China’s economic development had entered a new normal as it deals simultaneously with the economic slowdown and implementation of structural adjustments as it reforms its growth model. Premier Li also advocated a proactive fiscal policy and prudent monetary policy and placed an emphasis on wide-ranging reforms in a continuation of the goals set out in the November 2013 reform document. In addition, Premier Li announced that the government would spend Rmb 477.6 billion (US$77.6 billion) on new major projects covering clean energy, oil, natural gas supply; energy-saving, environmental protection and ecological conservation; major railway; highway transport projects in the central and western regions of China; and urbanization projects. As the Chinese government has stated that its top priority is to pursue a range of reforms, the new leadership is expected to implement new economic and social policies already announced and make further changes to existing ones. The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by changes in Chinese government policies.

Further, in recent years, as a result of recurring liquidity tightening in the banking system, alternative lending and borrowing outside of traditional banking practices, generally known as “shadow banking”, has grown to become an integral and significant aspect of the Chinese economy. Such alternative lending is loosely regulated and has led to an increase in China’s debt levels leading to concern over rising bad debts and financial problems. As some of the funds obtained from shadow banking are being used for investments in speculative and risky products, should a widespread default on such investments occur, this could harm the growth prospects of the Chinese economy. In 2014, there were reports of a number of shadow banking defaults in China resulting in increased scrutiny and oversight by regulators who have proposed draft rules to control the industry. Even if the Chinese government increases regulation over such alternative lending and borrowing, there is no assurance that such regulations will be successful, or that they would not have an adverse impact on the overall loan markets and liquidity in China, which will negatively impact the Chinese economy.

The diesel engine business in China is dependent in large part on Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by Chinese government policies affecting our business.

Our business is dependent on the state of the commercial vehicle market in China. According to the China Association of Automobile Manufacturers (“CAAM”), the sales of commercial vehicles have experienced fluctuations over the years. This is primarily the result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In 2010, the sales of commercial vehicles (excluding gasoline-powered vehicles) increased 29.8% over 2009 which was partly due to the Chinese government’s stimulus measures to counter the effects of the global financial crisis and maintain economic stability as well as the evolving emission standards for automotive vehicles which contributed to the demand for new vehicles. Thereafter, in 2011 and 2012, sales of commercial vehicles declined by 5.4% and 8.2%, respectively. This was due to a variety of factors including the phasing out of government incentives for commercial vehicle purchases and a slowing pace in the implementation of infrastructure projects. In 2013, the commercial vehicles market rebounded by 6.6% mainly due to the pre-buying of commercial vehicles prior to the implementation of the National IV emission standards nationwide on July 1, 2013. In 2014, the commercial vehicle market declined by 10.8% mainly due to a 13% decline in the truck segment. This was primarily due to the strict enforcement of the National IV emission standards from January 1, 2015.

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. China’s 12th Five-Year Plan, which was officially adopted in 2011, targets a 16% and 17% reduction in energy use and carbon dioxide emissions respectively per unit of economic output by 2015. Out of seven strategic investment areas identified under the 12th Five-Year Plan, three relate to energy, namely clean energy, energy conservation and clean energy vehicles. On June 16, 2012, in an effort to strengthen the country’s energy saving and emission reduction efforts, the Chinese government issued the 12th Five-Year Development Plan for the Energy Saving and Environmental Protection Industry (the “Energy Plan”). While the Energy Plan recognized that China’s energy saving and environmental protection industry has grown rapidly and is expected to continue to do so through 2015, it also acknowledged that the scale and strength of the industry is not sufficient to meet the needs of the nation’s economic and social development. On August 11, 2013, the new Chinese government released a guideline titled “Opinions of the State Council on Accelerating the Development of Energy-Saving and Environmental Protection Industries.” According to the guideline, the government plans to upgrade the environmental sector to a key industry by 2015 and the sector is expected to grow at the rate of 15% annually. The government announced that it would fund through investments, tax breaks and direct subsidies, environmental protection industries across a range of technologies addressing air, water and soil pollution including energy saving products, electrical vehicles and pollution monitoring. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014 - 2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020. Premier Li Keqiang in his 2015 annual policy report acknowledged the concern over environmental pollution and stated that the Chinese government would implement an action plan to conserve energy, reduce emissions and improve the environment such as promoting the use of new-energy vehicles, improving the quality of fuel and prohibiting the use of commercial vehicles registered prior to the end of 2005. Although a series of policy measures have been formulated to create a sustainable environment for the rapid growth of the energy saving and environmental protection industry, there is no assurance that these measures will be successful. We cannot assure you that the Chinese government will not change its policies in the future to de-emphasize the use of diesel engines and encourage increased use of cleaner energy alternatives, and any such change will adversely affect our financial condition, results of operations, business or prospects.

The government incentive schemes have, from time to time contributed to an increase in our engine sales in the past. However, since government incentive schemes may be changed from time to time, there can be no assurance that sales of our engines will continue to grow at the same rate as in the past or at all.

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

We have in the past and may in the future experience disagreements and difficulties with the Chinese shareholders in Yuchai.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective as of December 31, 2006 to 2011. However, since the year ending December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2012 to 2014. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012 to 2014.

We cannot assure you that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be delisted or suspended from trading on the New York Stock Exchange (“NYSE”). In addition, any such failure could result in material misstatements in our financial statements and require us to restate our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

We depend on and expect to continue to depend on the Dongfeng Group for a significant percentage of our sales.

Our sales are concentrated among the Dongfeng Group, which includes Dongfeng Automobile Co., Ltd., one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd. In 2014, sales to the Dongfeng Group accounted for 22.4% of our total revenue, of which sales to our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Commercial Vehicle Co., Ltd., accounted for 6.4% and 4.0% respectively. In 2014, our sales to our top five customers including the Dongfeng Group accounted for 36.3% of our total revenue. Although we consider our relationship with the Dongfeng Group and the other top four customers to be good, the loss of one or more of the companies within the Dongfeng Group as a customer or any one of our other top four customers whether singly or combined together would have a material adverse effect on our financial condition, results of operations, business or prospects.

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

The Dongfeng Group also competes with us in the diesel engine market in China. Although we believe that the companies within the Dongfeng Group generally make independent purchasing decisions based on end-user preferences, we cannot assure you that truck manufacturers affiliated with Dongfeng Automobile Co., Ltd. will not preferentially purchase diesel engines manufactured by companies within the Dongfeng Group over those manufactured by us.

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

In addition, we believe there has been excess capacity in the diesel engine industry in the past from time to time due to fluctuations in market demand. For example, the stimulus measures announced by the Chinese government in 2009 to counter the effects of the global financial crisis and maintain economic stability led to significantly increased demand for commercial vehicles in China in 2010, which we believe led our competitors to invest in significant capacity expansion. These investments significantly increased the overall capacity in the industry in 2012. The market for commercial vehicles in China softened in 2011 and this continued into 2012 due to a variety of factors including the phasing out of government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities to curb emissions and ease traffic congestion and a slowdown in China’s economy. The market rebounded in 2013 mainly due to the pre-buying of commercial vehicles prior to the implementation of the National IV emission standards nationwide on July 1, 2013. In 2014, the commercial vehicle market declined by 10.8% mainly due to a 13% decline in the truck segment. This was primarily due to the strict enforcement of the National IV emission standards from January 1, 2015. Any excess capacity or decrease in demand in the diesel engine industry in the future could lead to a decrease in prices in the diesel engine market and as we and our competitors compete through lower prices, this could adversely impact our revenues, margins and overall profitability. Furthermore, if restrictions and tariffs on the import of motor vehicles and motor vehicle parts into China are reduced, foreign competition could increase significantly. An increase in competition as a result of these various factors operating singly or together may adversely affect our financial condition, results of operations, business or prospects as a result of lower gross margins, higher fixed costs or decreasing market share.

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

As the diesel engine industry in China is highly competitive and continues to develop, we will have to continuously improve our existing engine products, develop new engine products and enter into new markets in order to remain competitive. As a result, our long-term business prospects will largely depend upon our ability to develop and introduce new or improved products at competitive prices and enter into new markets. Future products may utilize different technologies and may require knowledge of markets that we do not currently possess. Moreover, our competitors may be able to introduce new or improved engine models that are more favorably received by customers than our products or enter into new markets with an early-entrant advantage. Any failure by us to introduce, or any delays in the introduction of, new or improved products at competitive prices or entering into new markets could have a material adverse effect on our financial condition, results of operations, business or prospects.

We have entered into several joint ventures in order to expand our product portfolio. There can be no assurance that our joint ventures will be successful or profitable. We have recognized impairment losses in the past related to our investments in the joint ventures and may do so again in the future. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment and shareholding changes. Examples of our joint ventures include the following:

•

In April 2007, Yuchai entered into an Equity Joint Venture Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited (“Yinlun”) to form two joint venture companies for the development, production and sale of the 4Y20 diesel engine and parts for passenger vehicles. In May 2012, Yuchai exited one joint venture in Zhejiang Province and increased its stake in the second joint venture in Jining, Shandong Province (“Jining Yuchai”) through a share swap agreement that gave Yuchai a 70% shareholding in Jining Yuchai, with Geely maintaining its 30% shareholding. In September 2014, Yuchai divested its entire 70% shareholding in Jining Yuchai. However, Yuchai consolidates Jining Yuchai as a result of various contractual arrangements that allows Yuchai to exercise effective control over Jining Yuchai. See Note 3.1 to the accompanying consolidated financial statements in Item 18. The technology for the 4Y20 diesel engine is entirely owned by Jining Yuchai. We recorded an impairment loss of Rmb 60 million on the intellectual property relating to the 4Y20 technology for the year ended December 31, 2014.

•

In August 2009, Yuchai reached an agreement with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a joint venture of China International Marine Containers Group Ltd, Chery Automobile Co., Ltd. and Shenzhen City Jiusi Investment Management Co., Ltd. to establish Y & C Engine Co., Ltd. to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of Y & C Engine Co., Ltd. is the production of YC6K diesel engines. Production commenced in December 2010.

•

In December 2009, Yuchai entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) to provide remanufacturing services for and relating to diesel engines and components of Yuchai and Caterpillar China through a new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“YRC”). Remanufacturing operations commenced at a temporary workshop in 2011 and shifted to a permanent factory located in the Suzhou Industrial Park in July 2012. In September 2014, Yuchai acquired Caterpillar China’s 49% equity ownership stake in the joint venture, following which YRC became a wholly-owned subsidiary of Yuchai.

•

On April 9, 2015, we announced that Yuchai had entered into an agreement to form a new joint venture, YC Europe Co., Ltd. (“YC Europe”), in Hong Kong with Shentou Investments (Hong Kong) Limited (“Shentou”) and one partner with extensive engine distribution experience with familiarity with the markets in Europe. YC Europe will establish a wholly-owned subsidiary, YC Europe (Germany) GmbH (“YC Germany”), based in Germany to market off-road engines (excluding marine engines) in Europe. YC Europe and YC Germany will establish a sales network and develop distribution programs to exclusively sell Yuchai’s off-road diesel and gas engines (excluding marine engines) and spare parts throughout Europe, as well as provide services in engine related areas. The registered capital of YC Europe is 3.0 million Euros and Shentou and Yuchai’s shareholding in YC Europe will be 57.5% and 35% respectively with the other partner taking the remaining 7.5% equity interest.

We have developed natural gas engines to expand our product portfolio. There can be no assurance, however, that these activities will be profitable. In March 2012, we announced that Yuchai would be constructing a new facility at its main manufacturing facility at Yulin City, Guangxi Province to develop and produce a full portfolio of natural gas engines to complement its existing suite of diesel engines. The new facility was completed and has been in operations since the middle of 2013 to develop and manufacture a full portfolio of gas engines for all applications. In December 2012, we announced that seven new models of natural gas engines would be launched in 2013 for both on-road and off-road applications, all of which would be compliant with China’s National V emission standards. In January 2015, we announced the launch of one new model of natural gas engine compliant with National V emission standards for on-road applications. The main applications of Yuchai’s natural gas engines are in the large bus, medium- to heavy-duty truck, power generator and marine sectors. See “Item 4. Information on the Company — Products and Product Development — Yuchai — Other products and services” for more information on Yuchai’s natural gas engines.

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

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. For more information on Yuchai’s research and development efforts, see “Item 4. Information on the Company — History and Development — Research and Development.” Our research and development efforts may not be successful and our new products may not address the needs of our current and prospective customers or achieve market acceptance. Moreover, competitors may be in the process of developing technology that could be developed more quickly or eventually become more profitable than our products. If our investments in research and development do not yield new technologies and products that we can successfully market and sell, our business, financial condition and results of operations may be adversely affected.

Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.

In 2012, Yuchai recorded engine sales of 431,350 units. In 2013, engine sales increased to 500,756 units, a 16.1% increase as compared with 2012. In 2014, engine sales declined by 3.4% to 483,825 units. Despite the drop in unit sales, our revenue increased by 3.4% in 2014 as we sold a higher number of National IV compliant engines. We cannot assure you that we will be able to maintain or increase engine sales in the future. For example, we may not be able to maintain or increase our engine sales or revenue commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “Item 3. Key Information —Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.”

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

We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including our results of operations, financial condition and cash flow, economic, political and other conditions in China, the Chinese government’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. For example, China continued to experience a shortage of liquidity in its banking system in 2014 causing the Chinese government to announce a reduction in its one year lending rate to 5.6% on November 21, 2014 which was further reduced to 5.35% with effect from March 1, 2015. In addition, on February 4, 2015, the People’s Bank of China cut the reserve requirements to be held by banks in an effort to inject liquidity into the economy in response to rising deflationary and slowdown pressures. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may adversely affect our business, financial condition, results of operations and prospects.

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

In 2014, there were significant fluctuations in interest rates. For example, the interest rate varied between 5% and 7% in 2014 and affected our cost of funding and bill discounting, and our results of operations. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollars and US dollars, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects. In particular, our financial condition, results of operations, business or prospects could be adversely affected by a devaluation of the Renminbi.

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies, such that the Renminbi was no longer pegged to the US dollars. From December 30, 2010 to December 31, 2014, the Renminbi appreciated about 6.4% against the US dollars. From December 30, 2010 to December 31, 2014, the Singapore dollars depreciated about 2.7% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollars fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollars and other currencies could have an adverse effect on our business, financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. The global economic crisis resulted in a slowing of the rate of inflation in January 2009 and thereafter into negative territory until November and December 2009 according to the National Bureau of Statistics. In 2011, the annual inflation rate was 5.4% leading to the Chinese government raising lending interest rates and the reserve requirements for banks six times in 2011 to counter accelerating inflation. According to the National Bureau of Statistics, the annual inflation rate for 2012 and 2013 fell to 2.6% as a result of the slowing economy weakening further to 2% in 2014, below the 3.5% target set by the Chinese government. The inflation rate was 0.8% and 1.4% in January and February 2015 respectively. China’s central bank, in its quarterly monetary policy report issued on February 10, 2015, noted that inflation figures had dropped to its lowest levels in more than five years and that it would continue with its prudent monetary policy to ensure continuity and stability as the economy undergoes structural adjustments to its economic model. On March 5, 2015, at Premier Li Keqiang’s annual policy report presented at the National People’s Congress in Beijing, he announced that the annual inflation rate target would be 3% in 2015, declining from 3.5% in 2014. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations. Recently, concerns have arisen over deflationary pressures in China as a result of weak domestic demand. A prolonged period of deflation may result in falling profits, closure of businesses, shrinking employment and incomes and increasing defaults on loans by companies and individuals, any of which could adversely affect our business, financial condition or results of operations.

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

In July 2008, China officially implemented the National III emission standards throughout China. The increasingly stringent emission standards led to the early implementation of the National IV emission standards in the main cities of Beijing in 2008, Shanghai in 2009 and Shenzhen and Guangzhou in 2010. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and strict enforcement of the standards was implemented nationwide on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. Yuchai produces diesel engines compliant with National IV and V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards and develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In October 2010 and October 2014, China officially implemented the Tier 2 and Tier 3 emission standards nationwide, respectively. Strict nationwide enforcement of the Tier 3 emission standards is scheduled to begin on October 1, 2015. The Tier 4 emission standards were implemented in Beijing on January 1, 2015. Yuchai is able to produce diesel engines compliant with both Tier 2 and 3 emission standards. While Yuchai produces diesel engines compliant with the current emission standards in both the off- and on-road markets, there can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

Our insurance coverage may not be adequate to cover risks related to our production and other operations.

The amount of our insurance coverage for our buildings and equipment is at cost which could be less than replacement value. The amount of our insurance coverage for our inventory is at book value which could be less than replacement value. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure only high risk assets, such as production property and equipment and certain inventory. However, our under insurance of other properties, facilities and inventory in accordance with this Chinese practice exposes us to substantial risks so that in the event of a major accident, our insurance recovery may be inadequate. We do not currently carry third party liability insurance to cover claims in respect of bodily injury, property or environmental damage arising from accidents on our property or relating to our operations. We also do not carry business interruption insurance as such coverage is not customary in China. However, from time to time, we review the adequacy of our insurance coverage. Losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

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

Economic reform in China has been ongoing since its shift from a planned economy to a market-oriented economy in the 1970s. In recent years, the Chinese government has implemented economic reform measures emphasizing decentralization, management autonomy and development driven by market forces. Although these reforms have resulted in economic growth and social progress, their effects on various geographic regions and economic sectors across China have been uneven. Moreover, periods of high inflation have accompanied economic growth.

The Chinese government has implemented policies in the past to control the rate of economic growth, manage inflation and otherwise regulate economic expansion. For example, the Chinese government has, from time to time introduced industry-specific measures to avoid overheating of certain sectors, such as tightening bank lending policies, increasing bank interest rates, and seeking to curb real estate and stock market speculation and inflation. In March 2015, the Chinese government announced a comprehensive reform plan for continued and gradual economic growth and development. See “Item 3. Key Information —Risk Factors — Risks Relating to Our Company and Our Business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.” Further, in view of the increased focus on domestic consumption, further changes to existing economic and social policies are expected to be announced and implemented by the Chinese government.

Although we believe that the economic policies, measures and reforms adopted by the Chinese government will continue to have a positive long-term effect on economic development in China and that we will continue to benefit from these policies, measures and reforms, such government actions may, from time to time, be modified or reversed or have an adverse effect on the price of diesel and diesel-using products and the diesel engine market in general. Adverse changes in the Chinese laws, regulations or policies could have a material adverse effect on the overall economic growth of China and infrastructure investment in China. These developments could adversely affect our business, financial condition and results of operations.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our financial condition, results of operations, business or prospects.

Since the late 1990s, many Asian countries have experienced significant adverse changes in economic conditions such as reduced rates of economic growth, stock market volatility, corporate bankruptcies, depreciation in currency exchange rates, reduced foreign currency turnover and government-imposed austerity measures. These conditions led many Asian governments to implement economy-stabilizing policy measures and affected the operations and financial condition of businesses across the region.

The global economy continues to grapple with the lingering effects of the 2008-2009 global financial crisis. While economic activity in high-income countries such as the United States and the United Kingdom has returned to and surpassed pre-crisis levels, economic growth among middle- and low-income countries in the Euro area and across Asia has stalled due in part to weak global trade, financial market volatility, low oil prices affecting oil-producing and oil-exporting countries and geopolitical tensions. In Asia, governments continue to respond through economy-stabilizing policy measures. For example, the Chinese government in 2012 expedited the approval of infrastructure projects and reduced interest rates and bank reserve requirements, and in March 2015 lowered its economic growth target for 2015 after China’s growth rate fell from 7.8% in 2012 to 7.7% in 2013 to 7.4% in 2014. For more information on the Chinese economy, see “Item 3. Key Information — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.”

The demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that the global economy does not return to pre-2008 levels or new adverse economic developments occur in China or elsewhere in the Asian region, our sales may decrease and our business, prospects, financial condition or results of operations may suffer.

The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedent value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general including, for example, with respect to corporate organization and governance, foreign investments, commerce, taxation and trade. Since China’s economic reform and opening-up in late 1970s, legislation has significantly enhanced the protection afforded to various forms of foreign investment in China. The laws, regulations and legal requirements relating to foreign investment are relatively recent and are still evolving, and their interpretation and enforcement involve uncertainties and may not be consistent or predictable as in other more developed jurisdictions which may limit the legal protection available to foreign investors.

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

Our Chinese operating subsidiary, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account and foreign debt account continue to subject to limitations and require registrations with and reviews from the designated foreign exchange banks and SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. Furthermore, the General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. As a result, we may not be able to increase the capital contribution of our operating subsidiary, Yuchai and subsequently convert such capital contribution into Renminbi for equity investment or acquisition in China.

Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations.

We face risks related to health epidemics or outbreaks of communicable diseases. For example, in 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome (“SARS”), which severely restricted the level of economic activity in affected areas and had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. In 2009, an outbreak of H1N1 flu first occurred in Mexico and quickly spread to other countries, including China. In addition, an infectious strain of influenza known as the H5N1 Avian flu has been reported from time to time in China, Hong Kong, Vietnam, and other parts of Asia. More recently, a new strain of Avian flu (H7N9) was reported in China and a new virus known as the novel coronavirus, NCoV, was reported in the Middle East and other parts of the world. Beginning in 2014, the largest Ebola virus outbreak in history affected numerous countries in West Africa and led to various reported cases of Ebola around the world.

The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries. Since most of our operations and customers and suppliers are based in Asia, an outbreak of these or any other communicable diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected could adversely affect our business, financial condition or results of operations.

Our auditor engages its China-based affiliate to audit our China entities. Because registered public accounting firms in China, including our auditor’s China-based affiliate, are not permitted under Chinese law to be inspected by the U.S. Public Company Accounting Oversight Board, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States, is registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”). As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with relevant U.S. laws and professional standards. Our auditor engages its China-based affiliate to audit our China entities and China is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the China Ministry of Finance (the “China MoF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the China MoF in the United States and China. The PCAOB continues to be in discussions with the CSRC and the China MoF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. stock exchanges.

The inability of the PCAOB to conduct inspections of the China-based affiliate of our independent registered public accounting firm makes it more difficult to evaluate the effectiveness of such affiliate’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections, and investors and potential investors in our stock may lose confidence in our audit procedures, reported financial information and the quality of our financial statements, which may adversely affect the market price of our shares.

If additional remedial measures are imposed on the Chinese affiliates of five global accounting firms pursuant to administrative proceedings brought by the SEC against them, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC commenced administrative proceedings under the Securities Exchange Act and the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms (the “Chinese Firms”), including the China-based affiliate of our independent registered public accounting firm, for their failure to respond to the SEC’s request to produce audit work papers of nine U.S. listed Chinese companies suspected of potential accounting fraud. The Chinese Firms asserted that they were unable to comply with the SEC’s requests because doing so would constitute violations under Chinese law. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the Chinese Firms.

Further to the administrative proceedings commenced by the SEC, on January 22, 2014, an initial administrative law decision was rendered. The Administrative Law Judge (“ALJ”) held that the Chinese Firms had acted wilfully and with a lack of good faith by refusing to comply with the SEC’s document requests and imposed on four of the Chinese Firms including the Chinese affiliate of our independent registered public accounting firm, a six-month suspension from practicing before the SEC. The decision of the ALJ is not legally effective until after the SEC has issued a final decision. The four Chinese Firms appealed the ALJ’s initial decision to the SEC.

In a settlement reached with the SEC on February 6, 2015, four of the Chinese Firms, including the Chinese affiliate of our independent registered public accounting firm (“Settling Firms”) agreed to pay a fine to the SEC and admit that they did not produce documents to the SEC as requested. The Settling Firms subsequently provided the requested documents to the SEC through assistance rendered by the China Securities Regulatory Commission and agreed to abide by certain procedures set forth in the settlement order with respect to future requests for documents by the SEC over the next four years. If the Settling Firms abide by the procedures set forth in the settlement order, the administrative action will be dismissed after the four year period. The SEC also withdrew ALJ’s six-month suspension order.

Although a settlement order has been reached with the Settling Firms, including the China-based affiliate of our independent registered public accounting firm, should future document productions fail to meet the specified criteria set out in the order, the SEC has the authority to impose a variety of additional remedial measures on the non-complying party. These measures include an automatic six-month bar on a party’s performance of certain audit work, commencement of a new proceeding against a party or the resumption of the current proceedings against all Settling Firms. Any non-compliance with the terms of the settlement order by any of the Settling Firms may result in it being denied, temporarily or permanently, from practicing before the SEC. In such an event, U.S. listed companies with major China operations such as us may find it difficult or impossible to retain auditors for their China operations and timely meet their reporting obligations in compliance with SEC requirements under the Exchange Act, which may ultimately result in the delisting of their common stock from U.S. stock exchanges. In addition, any negative news about the proceedings against the Settling Firms may erode investor confidence in China-based, U.S. listed companies which could adversely affect the market price of our shares. Although the CSRC continues to be in discussions with the SEC, PCAOB and other regulators on the production of audit work papers by China-based accounting firms, we cannot predict the outcome of such discussions and its resultant impact on the Settling Firms.

Risks relating to our investment in HLGE

The HLGE group operates hotels in the PRC and Malaysia. As of March 9, 2015, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.

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

•

the outbreak of communicable diseases (see “Item 3. Key Information — Risk Factors — Risks Relating to China — Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations.”); and

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

The HLGE group may be unable to continue as a going concern or raise sufficient funds to repay its debt obligations to us.

The HLGE group has recorded pre-tax losses for the last five consecutive fiscal years starting from 2009 to 2013. For fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned Copthorne Hotel Cameron Highlands. HLGE’s average daily market capitalization has fallen below the minimum threshold of S$40 million resulting in it being placed on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failing to comply with the minimum criteria for continued listing. In addition, HLGE group owes debt obligations to repay us S$68 million under a loan agreement. The original loan amount of S$93 million was granted to HLGE by our wholly-owned subsidiary, Venture Lewis Limited (“Venture Lewis”) in February 2009 to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and which matured on July 3, 2009. The current outstanding loan amount of S$68 million has been extended six times by us since 2010.

These factors have made it difficult for the HLGE group to obtaining financing from financial institutions or to repay its debt obligations to us. In view of these difficulties, we extended the S$68 million loan to HLGE for another year from July 2015 to July 2016 to provide financial support, which is essential to ensure HLGE group’s ability to continue as a going concern. The HLGE group will likely require additional funds for its core businesses and to invest in future growth opportunities. There is no assurance that the HLGE group would be able to generate sufficient internal funds to finance its growth plans or to pay the outstanding debt owing to us either through additional disposals of their assets or potential merger and acquisition opportunities to grow its earnings base. Accordingly, the HLGE group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE may dilute our equity interests in HLGE. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain sufficient funds to finance its growth plans or to repay outstanding debt to us will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to continue as a going concern that in turn could have a material adverse effect on the value of our investment in the HLGE group.

The HLGE group may be unable to remain listed.

The HLGE group has recorded pre-tax losses for the last five consecutive fiscal years, from 2009 to 2013. For fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned Copthorne Hotel Cameron Highlands. HLGE group’s average daily market capitalization has fallen below the minimum threshold of S$40 million resulting in it being placed on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failing to comply with the minimum criteria for continued listing. The Monetary Authority of Singapore and the Singapore Stock Exchange have introduced a minimum trading price (“MTP”) of S$0.20 for issuers listed on the Main Board of the Singapore Exchange, which took effect from March 2, 2015 as a continuing listing requirement. Issuers will be first assessed for compliance with the MTP on March 1, 2016 and those who fail to comply with the MTP at the first review date or any of the subsequent quarterly reviews will be placed on the Watch-list. On March 2, 2015, HLGE announced that as its shares have been trading below the MTP for the past six months prior to March 2, 2015, it proposed to undertake a share consolidation of every ten existing issued ordinary shares in the share capital of HLGE into one consolidated share subject to shareholders’ approval and the Singapore Stock Exchange. On March 9, 2015, HLGE announced that it had received in-principle approval from the Singapore Stock Exchange for the proposed share consolidation, which is subject to shareholders’ approval at an extraordinary general meeting.

In the event that HLGE is unable to meet the requirements for continued listing, it may be removed from the official list of the Main Board of the Singapore Exchange. The delisting of HLGE’s ordinary shares could make it more difficult for HLGE to raise capital and obtain financing. The resulting lack of liquidity in HLGE’s ordinary shares could also affect our ability to dispose of our shareholding in HLGE. Each of these events could have a material adverse effect on HLGE’s business, financial condition and operating results and its ability to continue as a going concern and its ability to pay our debt, that in turn could have a material adverse effect on our investment in the HLGE group.

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

To our knowledge, since January 2014, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor have we made any public takeover offers in respect of the shares of other companies.

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the capital of TCL through our wholly-owned subsidiary, Venture Delta. Our shareholding in TCL has since changed through various transactions, and as of December 31, 2012, we had a 12.2% interest in the outstanding ordinary shares of TCL, which has further reduced to 7.7% as of December 31, 2013 and has since remained unchanged as of March 9, 2015.

•

In February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis. Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which has remained unchanged as of March 9, 2015.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

As of March 9, 2015, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. Another wholly-owned subsidiary, Venture Delta holds 1 share in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia.

•

As of March 9, 2015, through our wholly-owned subsidiary, Venture Delta, we had a 7.7% equity interest in TCL. The TCL group invests in real estate and other investment opportunities which include property-backed financial instruments and in direct property.

For more details on our investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

Yuchai

Yuchai engages in the manufacture, assembly and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, and marine and agriculture applications in China. Yuchai also produces diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto original equipment manufacturers and retailers and provides maintenance and retrofitting services throughout China.

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

Emission Standards

As of July 2008, China officially implemented the National III emission standards throughout China. The 2008 Beijing Olympics led to an early implementation of the National IV emission standards in Beijing in 2008, which was implemented in Shanghai from November 2009 and in Shenzhen and Guangzhou in 2010. The National IV emission standards for diesel engines have been implemented throughout China on July 1, 2013 and strict enforcement of the standards nationwide commenced on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. Yuchai produces diesel engines compliant with National IV and V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In October 2010 and October 2014, China officially implemented the Tier 2 and Tier 3 emission standards nationwide, respectively. Strict nationwide enforcement of the Tier 3 emission standards is scheduled to begin on October 1, 2015. The Tier 4 emission standards were implemented in Beijing on January 1, 2015. Yuchai is able to produce diesel engines compliant with both Tier 2 and 3 emission standards for use in non-road machinery.

Products and Product Development — Yuchai

Yuchai manufactures diesel and natural gas engines for light-, medium- and heavy-duty on-highway vehicles, marine and industrial applications and generator sets. Yuchai also manufactures diesel engines for agriculture applications and is a supplier of after-market parts and services.

Yuchai’s growth focus is mainly on medium-duty and heavy-duty engines, which are relatively higher margin products compared to light-duty engines, and it also intends to improve its competitiveness across all current engine platforms, including light-duty engines. In addition, Yuchai is focusing on higher emission standard engines, which are relatively higher margin products compared to traditional mechanical diesel engines.

Yuchai is also expanding its production and research and development capabilities in natural gas engines in order to meet the growing demand in the natural gas engine market in China and provide a full range of natural gas engines to complement all of its current diesel engine models.

New Products

Our new products are the YC6L-60 and YC4FQ-48 diesel engines, five new engines which are the YC4Y22-50, YC4S-50, YC4EG-50, YC6MK-50 and YC4FAN-50 models and new Tier 3 compliant engines including YC6J-T30, YC4D-T30, YC4A-T30.

(a)

The YC6L-60 diesel engine is Yuchai’s newest engine compliant with National VI emission standards. This engine is a high-end model of the YC6L heavy-duty platform. It has a power range between 177-243 KW and is designed for use in buses between 10-12 meters and trucks that carry loads of between 25-40 tons. Improvements to the engine include medium cooling exhaust gas recirculation technology, innovative diesel particle filter and efficient SCR technologies.

(b)

Five new engines compliant with National V emission standards were introduced for the truck and bus markets. The YC4Y22-50 diesel engine has a 2.2 liter engine for use in light-duty trucks and buses. The YC4S-50 diesel engine has a 3.76 liter engine for medium- to high-end trucks and buses. The YC4EG-50 diesel engine contains a 4.73 liter engine for medium-duty buses and light- and medium-duty highway trucks. The YC6MK-50 is a 10.3 liter engine for on-road trucks and buses. The YC4FAN-50 natural gas engine is designed to be used in light-duty vehicles.

(c)

Three new diesel engines meeting the T-3 emission standards for off-road applications. Two new models, the YC6J-T30 and YC4D-T30, are for the loader, excavator and forklift markets. The YC4A-T30 engine, which has been upgraded, is designed for agriculture application. This engine improves the heat transfer efficiency of the cooling system by more than 30%, and uses a high pressure injection mechanical in-line pump and exhaust gas recirculation (“EGR”) technology.

(d)

The new YC4FQ-48 engine compliant with National IV emission standards is for use in light-duty trucks. With a 2.5 liter displacement, it is lighter in weight with an improved cooling system compared with the model YC4FA engine. This new model utilizes high pressure common rail, EGR, diesel oxidation catalyst (“DOC”) and diesel particle filter (“DPF”) technologies.

Existing Diesel Engine Products

Our existing diesel engine products include light-duty, medium-duty and heavy-duty engines. The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4D, YC4E, YC4F, YC4FA, YC4DN, YC4S, YC6A, YC6B, YC6J, YC6JN, YC6K, YC6KN, YC6L, YC6MK, YC6MKN, YC6G, YC6GN, YC6LN.
Bus	YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YC6LN, YC6K, YC6KN, YG6A, YC4G, YC4GN, YC4E, YC4D, YC4DN, YC4FA, YC4F, YC4S
Construction	YC4A, YC4B, YC4D, YC4DN, YC4F, YC4G, YC4GN, YC6B, YC6J, YC6JN, YC6G, YC6L, YC6LN, YC6MK, YC6M, YC6A
Agriculture	YC4A, YC4B, YC4F, YC6A, YC6B, YC4D, YC6J, YC6L
Marine	YC4D, YC4G, YC6A/6B, YC6T, YC6TD, YC6C, YC6CL, YC6J, YC6L, YC6MK
Generator-Drive	YC4FA, YC4F, YC4D, YC4G, YC6A, YC6G, YC6L, YC6LN, YC6MK, YC6MJ, YC6T, YC6C, YC6CL, YC6MKN, YC6K, YC6KN
Passenger Vehicle	YC4W, YC4Y

(a)	Light-Duty Diesel Engines

Trial production of the 4-Series light-duty diesel engines commenced in late 1999 and today, they represent a stable of reliable and high performance engines. Significant improvements to the technical specifications of the 4-Series engines to meet National III and IV emission standards have resulted in higher customer acceptance resulting in consistent sales demand since 2005. The sales have been further buoyed by the growth in demand for light trucks and agricultural machinery, and the Chinese government increasing its financial support for the agriculture sector.

Our line of 4-Series light-duty diesel engines consists of the following:

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

•

The YC4S engine at 3.8L is rated at 55-170PS and its main applications are in highway vehicles and industrial engines. The YC4S engine is certified compliant with National IV emission standards for on-highway use and Tier 2 emission standards for the industrial market.

•

The model YC4S-48 which has been upgraded from the YC4S engine for the high-end, light-truck market. This model targets mid- and high-end, on-road vehicles with a load capacity between 5-8 metric tons. It generates 88-110 KW power using a common rail system paired with Exhaust Gas Recirculation (EGR), Diesel Oxidation Catalyst (DOC) and Particulate Oxidation Catalyst (POC) technologies.

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

Yuchai has also developed YC6J natural gas variants, including both compressed natural gas (“CNG”) and liquefied natural gas (“LNG”) systems, using similar major components as diesel engines. Yuchai is a market leader in developing diesel engines which are mainly used in public buses. The natural gas versions will complement the current diesel engine lines used in public buses enabling a reduction in emissions. The YC6J is also developed to work with battery-powered motors in hybrid buses which will help to reduce fuel consumption and emissions.

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

6MK Heavy-Duty Diesel Engines

The 6MK heavy-duty engine family for heavy-duty trucks and passenger buses was developed based on technologies from USA, Japan and Germany in accordance with FEV procedures. The 6MK engine has adopted the common rail injection system technology to meet with the latest emission requirements and the European forced cooling piston technology. It has a 10.34 liter displacement and power ranging from 300 to 400 PS. Yuchai’s first commercial sales of 6M engines occurred in 2010.

YC6MJ Heavy Duty Diesel Engines

YC6MJ is an upgraded version of the YC6MK engine with larger piston for power extension and adopting a traditional high pressure injection system. It is an 11.7L engine rated at 450PS and is for use in mining, marine and power generation applications.

YC6K Diesel Engines

The YC6K 6-cylinder diesel engine is National IV and V compliant, has a capacity of between 10L/12L/13L and is rated at 380 — 550PS. The components and combustion systems of the engine are developed with the latest technology and are suitable for use in heavy-duty trucks and for coaches exceeding 12 meters in length.

The YC6K is the product of a joint venture company which was established in 2009 pursuant to an agreement Yuchai entered into with Jirui United to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. For more details on the joint venture company, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects may be adversely affected.”

(d)	High Horsepower Marine Diesel Engines and Power Generator Engines

In May 2011, Yuchai commenced construction of a plant at Yuchai’s primary manufacturing facilities in Yulin City, Guangxi Province, to increase the annual production capacity of marine diesel engines and power generators to meet increasing demand. The following are our marine diesel and power generation engine models.

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

•

YC12VT is derived from the YC6T engines where the V-engine enables the engine to have a compact configuration. The engine is 12 cylinders, 33L rated at 538-645KW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VT is expected to be launched in 2016.

•

YC12VC is derived from the YC6C engines where the V-engine enables the engine to extend its power output at similar engine platform. The engine is 12 cylinders, 80L rated at 1400-1650KW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VC is expected to be launched in 2016.

Other Products and Services

Our other products are YC4W, YC4Y passenger car diesel engines, natural gas engines, diesel power generators, diesel engine parts and remanufacturing services.

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

(b)	YC4Y20 Passenger Car Diesel Engines

YC4Y20 is a 4-cylinder 1.8-2.2L, rated at 90-140PS engine which has been developed to comply with emission standards. The first generation prototype engine passed emission and performance tests and after some initial delays, the second and third generation prototype YC4Y20 diesel engines are currently undergoing developmental tests. The YC4Y20 engine is the product of a joint venture with Geely and Yinlun. For more details on this joint venture, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continuously improve our existing engine products and develop new diesel engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects may be adversely affected.”

(c)	Construction Engines

For the construction equipment market, we have two new engines meeting Tier 3 emission standards. One is the YC6G220L-T31 series with a 7.8L engine featuring a turbocharged inter-cooling system and an electronically controlled fuel injection system to enable quick adjustments to the engine’s power and torque. Another is the new diesel engine model YC4FA45-T30 series featuring a mechanical rotary pump, with a faster response and low fuel consumption. This model has been awarded the e-mark certificate allowing for marketing into the European Union.

(d)	Natural Gas Engines

Yuchai has a new facility at its primary manufacturing facility in Yulin City, Guangxi Province, to develop and produce a full portfolio of natural gas powered engines to complement its existing suite of diesel engines. The main applications of Yuchai’s natural gas engines are in large buses, mid-to heavy-duty trucks, industrial and power generation applications and the marine sector.

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models: YC4DN, YC4GN, YC6BN, YC6JN, YC6GN, YC6LN and YC6MKN, and YC6KN ranging from 120hp to 440hp.

(e)	Plug in hybrid engine

Yuchai also introduced its second-generation hybrid engine; model YCHPT II, to address the growing customer demand for advanced hybrid engines. The engine adopts plug-in systems to charge the vehicles’ batteries, and it features an upgraded gearbox with an interchangeable 5-speed automatic and manual system. This hybrid engine meets the national energy vehicle policy conditions set out in the Chinese government’s 12th Five-Year plan, qualifying it for energy subsidies.

(f)	Diesel Power Generators

Yuchai has a history of more than 40 years for producing the diesel generator set, with wide application in the civil, military and marine sectors. Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 24 kilowatts to 160 kilowatts. Yuchai’s diesel power generators use diesel engines from YC4FA up to YC6T as their power source. The generator set includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdowns.

(g)	Diesel Engine Parts

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

(h)	Remanufacturing Services

On December 11, 2009, Yuchai entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) to establish a new joint venture company in China to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar diesel engines and components. The new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd., (“YRC”) was incorporated on April 7, 2010 in Suzhou, Jiangsu province. Operations at a temporary workshop commenced in 2011. The permanent factory located in the Suzhou Industrial Park was inaugurated on July 13, 2012. On June 12, 2014, Yuchai entered into an equity transfer agreement with Caterpillar China to acquire its 49% equity ownership in YRC. On September 4, 2014, Yuchai completed the acquisition resulting in YRC becoming its wholly owned subsidiary.

Sales

In 2014, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered vehicles) in China was approximately 2.9 million units, a reduction of 10.8% compared to 2013. Yuchai’s total engine sales in 2014 were 483,825 units, a decrease of 3.4% compared with 500,756 units in 2013.

Light-duty engine sales in 2014 was 303,557 units, or 62.7% of total unit sales, which was an increase of 3.5 percentage points compared to 2013, when light-duty engine sales were 296,266 units, or 59.2% of total unit sales. Medium-duty engine sales was 117,095 units, or 24.2% of total unit sales, compared to 2013 where sales were 136,118 units or 27.2% of total unit sales. Heavy-duty engine sales was 63,168 units, or 13.1% of total sales units, compared to 2013 where sales were 68,366 units, or 13.6% of total sales units.

In 2014, Yuchai sold approximately 36,400 natural gas engine units compared with approximately 32,400 units sold in fiscal year 2013. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2012, 2013 and 2014:

	2012			2013			2014
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	Rmb’000			Rmb’000			Rmb’000
Light-duty engines (1)	4,612,129	34.4%	250,776	5,419,105	34.1%	296,266	6,060,017	37.0%	303,557
Medium-duty engines (2)	3,947,404	29.4%	131,895	4,063,843	25.6%	136,118	3,911,911	23.9%	117,095
Heavy-duty engines (2)	2,709,313	20.2%	48,665	3,598,832	22.7%	68,366	3,630,395	22.1%	63,168
Other products and services (3)	2,142,538	16.0%	14	2,788,600	17.6%	6	2,785,033	17.0%	5

	13,411,384	100.0%	431,350	15,870,380	100.0%	500,756	16,387,356	100.0%	483,825

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes only power generator sets.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1.8 million square meters, including the existing production factory for all light-duty, medium-duty and heavy-duty engine models, the new natural gas production facility, the new high horse power marine diesel engine and power generator plant, phases 1 and 2 of the new foundry and various testing and supporting facilities. Construction of phases 1 and 2 of a new foundry at Yuchai’s primary manufacturing facilities has been completed and it is fully operational. Yuchai also has another production facility in Xiamen, Fujian province in China. In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Yuchai”). This subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, mainly for 6-cylinder heavy-duty diesel engines. Commercial production at Xiamen Yuchai commenced on September 2, 2009.

As of December 31, 2014, Yuchai’s total production capacity was approximately 652,500 units as compared with 622,500 units as of December 31, 2013, based on a 2.5 shift five-day week at 80% utilization rate.

We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. In fiscal year 2014, we sold 483,825 units, of which 384,260 units were produced at Yuchai’s Yulin facility, and the remaining units sold were either produced by Xiamen Yuchai or third party manufacturers or taken from existing inventory. Yuchai’s production at the Xiamen facility was 28,700 units, 33,664 units and 25,344 units, in fiscal years 2012, 2013 and 2014, respectively.

The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for fiscal years 2012, 2013 and 2014:

	2012		2013		2014
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	186,259	56.0%	231,718	57.1%	232,980	60.6%
Medium-duty engines (2)	97,900	29.5%	103,090	25.4%	88,591	23.1%
Heavy-duty engines (2)	48,228	14.5%	71,129	17.5%	62,681	16.3%
Other products (3)	9	0.0%	3	0.0%	8	0.0%

	332,396	100.0%	405,940	100.0%	384,260	100.0%

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes only power generator sets.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product.

Engine Block

Yuchai cast and molded more than 432,000 units of engine blocks in 2014, which represent a large portion of its engine blocks used in production.

Raw Materials

Yuchai purchases raw materials, principally scrap steel and cast iron, from domestic suppliers. An increase in the prices of these raw materials would generally increase our costs of production. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Research and Development

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed to continually improve the technology of its products by acquiring advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. In 2012, 2013 and 2014, Yuchai spent approximately Rmb 373.7 million, Rmb 468.6 million and Rmb 494.6 million (US$80.3 million) respectively, on research and development. Yuchai believes that it has been able to control to some extent, the increase of research and development expenses due to the relatively stable salary levels of engineers in China. In 2012, Yuchai’s research and development efforts was focused on the development of both new engine products such as YC4S, YC6MJ and YC6L and continuing development and testing of National V and VI compliant products, as well as continuing development of natural gas engines for use in both CNG and LNG applications. In 2013, Yuchai’s research and development efforts was focused on the development of a complete suite of gas engines for both on-road and off-road applications, and development of products compliant with Tier 3 emission standards for construction and industrial applications. In 2014, Yuchai’s research and development efforts were focused on the development of high horsepower marine diesel engines and power generator engines on power extension for both YC6T and YC6C engines, and the upgrading of engine electronic control system for both heavy-duty and natural gas engines as well as finalization of the technology of Tier 3 compliant engines for off-road applications.

As a result of its research and development efforts, Yuchai has a large patent portfolio with over one thousand patents registered in China since 2004. The types of patents that Yuchai has registered are invention patents, utility model patents and design patents. The term of patent protection is 10 or 20 years from the filing date depending on the type of patent registered.

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

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 917 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

Yuchai promotes its products primarily through television commercials, outdoor sign boards, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program during which Yuchai provides its customer service stations with information brochures, customer suggestion cards for the improvement of Yuchai’s service. In connection with this promotion, Yuchai’s customer service stations also perform routine maintenance checks and minor repairs on end-users’ diesel engines free of charge. Yuchai believes that its promotional efforts are unusual for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its 2,912 authorized service stations. The service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

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

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. In 2013, sales to the Dongfeng Group accounted for approximately 20.8% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Commercial Vehicle Co., Ltd., accounted for 8.9%. In 2014, sales to the Dongfeng Group accounted for approximately 22.5% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Commercial Vehicle Co., Ltd., accounted for 10.4%. The Dongfeng Group is also a major competitor of Yuchai. Our sales to our top five customers including sales to the Dongfeng Group accounted for 36.3% of our total revenue in 2014. See “Item 4. Information on the Company — History and Development — Competition.”

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2013, Yuchai had net trade and bills receivables of Rmb 7,437.6 million, representing 54.7% of our consolidated current assets as of the same date. As of December 31, 2014, Yuchai had net trade and bills receivables of Rmb 8,111.4 million (US$1,317.6 million), representing 62.9% of our consolidated current assets as of the same date.

Export Sales

Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2012			2013			2014
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	Rmb ’000			Rmb ’000			Rmb ’000
Total Domestic Sales	13,379,387	99.8%	430,433	15,824,764	99.7%	499,617	16,336,831	99.7%	483,013
Total Direct Export Sales	31,997	0.2%	917	45,616	0.3%	1,139	50,525	0.3%	812

	13,411,384	100.0%	431,350	15,870,380	100.0%	500,756	16,387,356	100.0%	483,825

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. All of these distributors are separate legal entities in which Yuchai has no equity interest in or control over and Yuchai relies on self-reporting by these distributors in relation to their sales. In 2014, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third party distributors were Vietnam, Myanmar, Saudi Arabia, Philippines and Russia. In 2013, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third party distributors were Vietnam, Russia, Myanmar, Peru and Cuba. In 2012, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through the third party distributors were Vietnam, Saudi Arabia, Ghana, Russia and Philippines.

In May 2012, Yuchai appointed Anglo Asian Trading Co. LLC, a company based in the United Arab Emirates on an exclusive basis for three years, to promote and expand the sales of Yuchai’s products into the Middle East region, including the United Arab Emirates, Iran and Kuwait. As of March 9, 2015, no engines had been sold pursuant to this arrangement.

In February 2014, Yuchai appointed China Automotive Industry Import and Export Co., Ltd., a company based in China, on an exclusive basis for two years to export Yuchai’s products into Cuba. The agreement requires China Automotive Industry Import and Export to use best efforts to export more than 1,500 units (whole engines or parts) per year. From the period March 8, 2014 to March 9, 2015, 504 engines had been sold pursuant to this agreement.

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

Trademarks

The State Holding Company owns and maintains Chinese trademark registrations of its principal trademarks. Yuchai has entered into trademark license agreements with the State Holding Company according it the right to use these trademarks at no charge. Yuchai believes that the Yuchai logo is well recognized as a quality brand in China.

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

Most of Yuchai’s major China domestic competitors are either state-owned enterprises or entities controlled by state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls one of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2014, sales to the Dongfeng Group accounted for 22.4% of our total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Commercial Vehicle Co., Ltd., accounted for 10.4% in total. Our sales to our top five customers including sales to the Dongfeng Group accounted for 36.3% of our total revenue in 2014. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which have further intensified competition. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The HLGE group

As of March 9, 2015, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.03 on March 9, 2015. The core businesses of the HLGE group are that of hospitality operations and property development.

The HLGE group, through its joint venture company, manages the Equatorial Hotel Shanghai and owns a Copthorne hotel in Qingdao, PRC. The HLGE group also owns a serviced apartment, Elite Residences, in Shanghai, and a Copthorne hotel in Cameron Highlands, Malaysia. In addition, the HLGE group manages, among other things, these hotels and apartment in Shanghai and Qingdao and Cameron Highlands. A more detailed description of the various hotel properties is set out below:

•	Equatorial Hotel Shanghai

Equatorial Hotel Shanghai is managed by a joint venture of the HLGE Group, and located in the heart of Shanghai. The property has 507 guest rooms which have all been fully refurbished and a new lounge. As described above, a share transfer agreement was entered into to dispose of HLGE’s indirect shareholding interest in the joint venture company that owns Hotel Equatorial Shanghai and completion of the disposal occurred in June 2013. See “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE.”

•	Copthorne Hotel Qingdao

The property is located in the commercial district of Qingdao. The property has approximately 455 guest rooms.

•	Elite Residences

The property comprises a 16-storey building located in downtown Shanghai. The property has 106 apartment units, meeting rooms and a business centre.

•	Copthorne Hotel Cameron Highlands

In July 2014, HLGE completed the acquisition by its wholly owned subsidiary, of the remaining 55% equity interest in Augustland Hotel Sdn Bhd (“AHSB”) that owns Copthorne Hotel Cameron Highlands. The property is a Tudor styled resort comprising self-contained low-rise and high-rise apartment suites. Each suite is equipped with a living room, a kitchenette and a balcony. The hotel tower comprises 269 guest rooms and suites.

•	Renovation and maintenance.

To maintain the competitiveness of its hotels, HLGE carries out renovation programs at its hotels from time to time as required.

HLGE owes debt obligations to us. For more information on our loan to HLGE and risks relating to our investment in HLGE, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE.” We believe that as of December 31, 2014 the market value of HLGE’s main operating assets was higher than the book value in the financial statement of HLGE.

The TCL group

As of March 9, 2015, we had a 7.7% interest in the outstanding ordinary shares of TCL. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL. TCL is listed on the Main Board of the Singapore Exchange. TCL’s share price on the Singapore Exchange closed at S$0.021 on March 9, 2015. As a result of the introduction of the minimum-trading-price of S$0.20 by the Monetary Authority of Singapore and the Singapore Stock Exchange for issuers listed on the Main Board of the Singapore Exchange which took effect from March 2, 2015 as a continuing listing requirement, TCL announced on April 2, 2015 that it proposed to undertake a share consolidation exercise. This would involve the consolidation of every twenty existing ordinary shares in the share capital of TCL into one ordinary share subject to shareholders’ and the Singapore Stock Exchange approvals. On April 8, 2015, TCL announced that it had received in-principle approval from the Singapore Stock Exchange for the proposed share consolidation.

The TCL group invests in real estate and other investment opportunities which include property-backed financial instruments and in direct property. The TCL group’s lifestyle division is engaged in the distribution of lifestyle products including beauty and health and enviro-care products in China (including Hong Kong), Southeast Asia and India.

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of March 31, 2015 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

Organizational Structure

HLA beneficially owns 37.0% + 1 special share
Hong Leong Asia Ltd. ("HLA")
Yulin City Government
100%
100%
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100%
HL Technology Systems Pte Ltd ("HLT")
15.3%
100% via written trust
21.7% + 1 Special Share
Publicly Held
44.6%
China Yuchai International Limited ("CYI")
18.4%
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
97.1%
100%
Venture Lewis Limited ("VLL")
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

Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 2 million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-duty, medium-duty and heavy-duty engine models, a new natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases 1 and 2 of a new foundry and various testing and supporting facilities. Construction of phase 3 of the foundry, consisting of a large casting foundry, is underway. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2014, 2013 and 2012, Yuchai’s total production capacity was approximately 652,500 units, 622,500 units and 622,500 units, based on a 2.5 shift five-day week at 80% utilization rate. We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “Item 4. Information on the Company — History and Development — Products and Product Development — Yuchai — Production.”

Environmental Matters

China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Environmental Protection promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. On August 11, 2013, the new Chinese government released a guideline titled “Opinions of the State Council on Accelerating the Development of Energy-Saving and Environmental Protection Industries.” According to the document, the government is upgrading the environmental sector to a key industry by 2015 and the sector is expected to grow at the rate of 15% annually. The government announced that it would fund through investments, tax breaks and direct subsidies, environmental protection industries across a range of technologies addressing air, water and soil pollution including energy saving products, electrical vehicles and pollution monitoring. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014-2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020. Premier Li Keqiang in his 2015 annual policy report acknowledged the concern over environmental pollution and stated that the Chinese government would implement an action plan to conserve energy, reduce emissions and improve the environment such as promoting the use of new-energy vehicles, improving the quality of fuel and prohibiting the use of commercial vehicles registered prior to the end of 2005.

Amendments to the 1989 Environmental Protection Law were proposed in order to achieve these aims which were passed by China’s Standing Committee of the National People’s Congress on April 24, 2014. The effective date of the new amendments which provide for increased fines against polluting companies, detention of negligent executives, protection for whistleblowers and penalties for officials who fail to enforce laws, is on January 1, 2015. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines.

As of July 2013, the National IV emission standards for diesel engines was effective throughout China, and strict enforcement of the standards commenced nationwide on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively.

Yuchai produces diesel engines compliant with National IV and V emission standards, and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. Yuchai also produces diesel engines compliant with Tier 2 emission standards and has the ability to produce diesel engines compliant with Tier 3 emission standards for use in non-road machinery. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may be adversely affected by environmental regulations.” We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

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

During the fiscal years ended December 31, 2012, 2013 and 2014, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

The China economy is expected to grow at a slower pace in 2015. The pace of economic growth in China slowed from 7.8% in 2012 to 7.7% in 2013 to 7.4% in 2014, according to China’s National Bureau of Statistics. On March 5, 2015, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced the lowering of the growth target for China in 2015 to 7%, acknowledging that China’s economic development had entered a new normal.

The Chinese commercial vehicle market is a highly competitive market. The Chinese commercial vehicle market (excluding gasoline powered vehicles) recorded sales of 3.5 million units in China in 2010, as reported by CAAM. In 2011, it declined by 5.4%. This decline was due to a variety of factors including the phasing out of government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities to curb emissions and ease traffic congestion and a slowdown in China’s economy. In 2012, the market continued to be weak. Commercial vehicle sales decreased by 8.2% compared to 2011. This was due to the decrease in sales units for trucks of 10.1%, offset by the increase in sales units for buses of 7.0%. In 2013, the commercial vehicle market rebounded and sales increased by 6.6% compared to 2012. This was due to the increase in sales units for trucks by 6.9%, especially in the heavy-duty truck segment. This was partially due to the pre-buy effect ahead of the Chinese government’s implementation of the National IV emission standards on July 1, 2013. In 2014, the market softened and commercial vehicle sales were 2.9 million units, declined by 10.8% compared to 2013. This was mainly due to the decline in sales units for trucks of 13.0%, offset by the increase in sales for buses of 4.2%.

The change in emission standards in China presents a growth opportunity for us. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and have been strictly enforced nationwide since January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2014, we recorded significant growth in the sale of our National IV engines.

In 2012, Yuchai recorded engine sales of 431,350 units which decreased by 15.6% as compared with 2011. In 2013, engine sales rebounded to 500,756 units or 16.1% increase as compared with 2012. In 2014, engine sales declined by 3.4% to 483,825 units. The decrease was lower than the Chinese commercial vehicle market decline of 10.8%, which was offset by the improved sales in agriculture applications. In 2012, our revenue was Rmb 13.4 billion. In 2013, our revenue increased by 18.2% to Rmb 15.9 billion. This corresponds with the Chinese commercial vehicle market rebound and sales of higher emission standard engines. In 2014, our revenue increased by 3.4% to Rmb 16.4 billion (US$2.7 billion) despite the drop in our sales units. This was due to higher sales of engines of higher emission standard such as National IV engines. The higher emission standard engines have a higher average sales price.

Our light-duty engine sales, as a percentage of total sales units, increased from 58.1% to 59.2% to 62.7% in 2012, 2013 and 2014, respectively. This change in sales mix and the market competition caused our gross margin to decrease from 21.4% to 20.5% and to 20.0% in 2012, 2013 and 2014, respectively.

As a result, our profit attributable to equity holders were Rmb 567.3 million, Rmb 700.4 million and Rmb 730.3 million (US$118.6 million) for 2012, 2013 and 2014, respectively.

Uncertainty and adverse changes in the global and Chinese economies could increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments. Additionally, any changes in tax legislation in China or adverse findings from the tax authorities could have a material impact on the consolidated financial conditions or results of operations. Our main operating subsidiary, Yuchai, enjoys a preferential corporate tax rate of 15%. See “Item 10. Additional Information- Taxation” for further details. In the event Yuchai fails to enjoy this preferential tax rate, it will be subject to corporate tax of 25%.

Business Expansion and Diversification Plan

Following the implementation of our business expansion and diversification plan as approved by our Board of Directors in 2005, we looked for new business opportunities to reduce our financial dependence on Yuchai and invested in the following companies:

Thakral Corporation Ltd

•

The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% equity interest in TCL. As of December 2009, our equity interest in TCL was 34.4%

•

We reduced our equity interest in TCL to 12.2% as of December 31, 2011 and 2012, and further reduced it to 7.7% as of December 31, 2013. As of December 31, 2014 and March 9, 2015, our equity interest in TCL remained at 7.7%, and the market value of our investment in TCL amounted to approximately S$4.9 million (US$3.5 million) and S$4.3 million (US$3.1 million), respectively.

HL Global Enterprises Limited

•

The second step in the implementation of our business expansion and diversification plan occurred in February 2006 when through our wholly-owned subsidiaries, Grace Star and Venture Lewis, we acquired a 29.1% equity interest in HLGE and certain convertible preference and debt securities for an aggregate consideration of approximately S$132.0 million. As of December 31, 2014, our equity interest in HLGE was 48.9%. As of March 9, 2015, our equity interest in HLGE remained unchanged. On February 11, 2015, we entered into a loan agreement with HLGE extending the loan of S$68.0 million for another year from July 2015 to July 2016.

See “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to continue as a going concern or raise sufficient funds to repay its debt obligations to us.”

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

While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of estimation and therefore warrant additional attention:

•	allowances for doubtful accounts;

•	realization of the carrying value of inventories;

•	product warranty obligations;

•	recoverability of the carrying values of equity method investments and other investments;

•	realization of deferred tax;

•	impairment of long-lived assets, including goodwill and intangible assets;

•	determination of fair values of financial assets and liabilities;

•	de-recognition of bills receivable;

•	share-based payment;

•	useful lives of plant and machinery; and

•	estimation of fair value in business acquisitions.

Allowances for doubtful accounts

Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the balances may not be collectible. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Management reviews its allowance for doubtful accounts on a monthly basis. As of December 31, 2014, the Dongfeng Group accounted for about 42.3% of the gross accounts receivable as compared to approximately 32.4% as of December 31, 2013. Likewise, the top 20 non-Dongfeng Group customers accounted for about 14.4% of the gross accounts receivable at the end of 2014. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2014. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for each of the years in the two-year period ended December 31, 2014 are summarized as follows:

	December 31,
	2013	2014	2014
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	43,664	28,533	4,635
Credit to consolidated statements of profit or loss	(12,669)	(2,361)	(384)
Written off	(2,454)	(4,552)	(739)
Acquisition of subsidiaries	—	312	51
Translation differences	(8)	(5)	(1)

Balance at end of year	28,533	21,927	3,562

While trade accounts decreased by Rmb 23.6 million (US$3.8 million) as of December 31, 2014 as compared to 2013, allowance for doubtful accounts decreased by Rmb 6.6 million (US$1.1 million). Bills receivable increased by Rmb 692.2 million (US$112.4 million) as of December 31, 2014 as compared to 2013 due to reduced discounting activities in 2014.

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

Product warranty obligations

We recognize a liability at the time the engine is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which we provide free repair and replacement. Warranties extend for a duration (generally 12 months to 36 months) or mileage (generally 50,000 kilometers to 300,000 kilometers), whichever is lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each fiscal year. Warranty claim may differ from the provision made. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2014 are summarized as follows:

	December 31,
	2013	2014	2014
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	268,006	305,938	49,696
Provision made	385,881	394,940	64,152
Less: Provision utilized	(347,949)	(402,326)	(65,353)

Balance at end of year	305,938	298,552	48,495

We recognize a liability for warranty at the time the product is sold and our estimate of our warranty obligations is evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years average would impact the provision for product warranty by approximately Rmb 18.8 million (US$3.0 million).

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

In 2013, we performed impairment evaluation of our investments. As a result, we recognized impairment losses for our investments in Yuchai Remanufacturing Services (Suzhou) Co., Ltd. amounting to Rmb 10.4 million and Copthorne Hotel Qingdao Co., Ltd., an investment of HLGE, amounting to Rmb 21.9 million.

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

Impairment of long-lived assets, including goodwill and intangible assets

Long-lived assets to be held and used, such as property, plant and equipment and construction in progress goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or a cash-generating unit (“CGU”) exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows. Fair value is the price that would be received to sell the asset on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset. Assets to be disposed off would be separately presented in the consolidated statement of financial position and reported at the lower of the carrying amount or fair value less costs of disposal, and are no longer depreciated.

The carrying amounts of property, plant and equipment as of December 31, 2012, 2013 and 2014 are Rmb 4,016.6 million, Rmb 4,036.2 million and Rmb 4,460.8 million (US$724.6 million), respectively. We periodically conduct an impairment review on the conditions of our property, plant and equipment. In 2014, an impairment charge of Rmb 10.4 million (US$1.7 million) (2013: Rmb 9.2 million; 2012: Rmb 8.0 million) was recorded to our consolidated statement of profit or loss under cost of sales, selling, general and administrative expenses for our property, plant and equipment. The impairment charges for 2012, 2013 and 2014 were due to assets that were not in use.

The carrying amounts of intangible assets as of December 31, 2012, 2013 and 2014 are Rmb 135.4 million, Rmb 145.3 million and Rmb 108.5 million (US$17.6 million), respectively. We periodically conduct an impairment review on the conditions of our intangible assets. In 2014, an impairment charge of Rmb 60.0 million (US$9.7 million) (2013: Nil; 2012: Nil) was recorded to our consolidated statement of profit or loss under selling, general and administrative expenses. The impairment was related to technology development costs held by Jining Yuchai. See Note 14 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of goodwill as of December 31, 2012, 2013 and 2014 are Rmb 212.6 million, Rmb 212.6 million and Rmb 212.6 million (US$34.5 million), respectively. We periodically conduct an impairment review on the goodwill. No impairment was made for 2012, 2013 and 2014.

Our market capitalization as of December 31, 2012, 2013 and 2014 based on our closing share price was lower than our consolidated net assets. We performed our annual goodwill impairment tests as of December 31, 2012, 2013 and 2014, respectively, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

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

Share-based payment

The China Yuchai International Limited 2014 Equity Incentive Plan was approved and adopted by the Company on May 10, 2014, and became effective upon approval by the Company’s shareholders on July 4, 2014. The Plan permits the grant of share options, restricted stock and stock payments to employees of the Company or its subsidiaries, and will terminate on May 9, 2024 unless earlier terminated. In fiscal year 2014, we issued 570,000 options under the Equity Incentive Plan to certain of our executive officers and Yuchai’s employees. See “Item 6. Directors, Senior Management and Employees — Compensation — China Yuchai International Limited 2014 Equity Incentive Plan” for more details.

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26 to the accompanying consolidated financial statements in Item 18.

Useful lives of plant and machinery

The costs of plant and machinery of the Group are depreciated on a straight-line basis over the useful lives of the plant and machinery. Management estimates the useful lives of the plant and machinery to be within 3 to 20 years. These are common life expectancies applied in the industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of the plant and machinery, therefore future depreciation charges could be revised. The carrying amount of the Group’s plant and machinery as of December 31, 2014 is disclosed in Note 11 to the accompanying consolidated financial statements in Item18. A 5% decrease in the expected useful life of the plant and machinery from management’s estimate would decrease the Group’s profit before tax approximately Rmb 17.0 million (US$2.8 million) (2013: Rmb 15.6 million).

Estimation of fair value in business acquisitions

The fair value of assets and liabilities identified during acquisition is based on management’s assessment of fair values. No contingent liability or material intangible assets were identified and recognized. Fair value is the estimated amount for which these assets and liabilities could be exchanged on the date of valuation between a willing buyer and willing seller in an arm’s length transaction. The process of estimating fair value involves significant judgment and estimation. The fair values of the acquired assets are disclosed in Note 4 to the accompanying consolidated financial statements in Item 18.

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2012, 2013 and 2014:

	Percentage of Revenue Year Ended December 31,
	2012	2013	2014
Revenue	100.0%	100.0%	100.0%
Cost of sales	-78.6%	-79.5%	-80.0%
Gross profit	21.4%	20.5%	20.0%
Other income, net	1.0%	1.0%	0.6%
Research and development costs	-2.8%	-2.9%	-3.0%
Selling, distribution and administrative costs	-11.0%	-9.8%	-9.7%
Operating profit	8.6%	8.8%	7.9%
Finance costs	-1.6%	-1.0%	-1.0%
Share of profit of associates	0.0%	0.0%	0.0%
Share of results of joint ventures	-0.2%	-0.5%	-0.2%
Gains arising from acquisitions	—	—	0.6%
Profit before tax	6.8%	7.3%	7.3%
Income tax expense	-1.1%	-1.4%	-1.1%
Profit for the year	5.7%	5.9%	6.2%
Attributable to:
Equity holders of the Parent	4.2%	4.4%	4.4%
Non-controlling interests	1.5%	1.5%	1.8%

2014 compared to 2013

Revenue for 2014 was Rmb 16,436.1 million (US$2,669.8 million) compared with Rmb 15,902.4 million in 2013, an increase of 3.4%. The total number of diesel engines sold by Yuchai during 2014 was 483,825 units compared with 500,756 units in 2013, representing a decrease of 16,931 units, or 3.4%. Revenue increased despite a decrease in total engine units sold primarily due to higher sales of National IV emission standard engines in 2014. The higher emission standard engines such as National IV engines have a higher average selling price than lower emission standard engines. The decline in units sold was consistent with the general market trend. In 2014, the commercial vehicle market in China declined compared to 2013, especially in the truck segment. CAAM reported that commercial vehicle engine sales (excluding gasoline-powered vehicles) had declined by 10.8% in 2014 compared to 2013. The truck market declined in 2014 because of the strict enforcement of National IV emission standards beginning on January 1, 2015, which created a strong pre-buying effect in the preceding year ending December 31, 2013.

Cost of sales was Rmb 13,145.2 million (US$2,135.2 million) in 2014, an increase of 4.0% from Rmb 12,637.5 million in 2013, and an increase of 0.5 percentage points as a percentage of revenue to 80.0% from 79.5% in 2013, in line with the growth in our revenue. The increase in cost of sales is largely attributed to the increased quantity of National IV emission standard engines sold in 2014 with higher cost of sales compared to lower emission standard engines. Cost of materials consumed was Rmb 11,781.0 million (US$1,913.6 million) in 2014, an increase of 4.4% from Rmb 11,283.3 million in 2013. This was 71.7% of revenue compared with 71.0% in 2013. Factory overheads (which do not include depreciation and direct labor) were Rmb 693.5 million (US$112.6 million) in 2014, an increase of 2.9% from Rmb 673.6 million in 2013. Factory overheads were 4.2% of revenue in 2014 and 2013. Depreciation and amortization was Rmb 299.8 million (US$48.7 million) in 2014, an increase of 6.4% from Rmb 281.7 million in 2013. This was 1.8% of revenue in 2014 and 2013.

Gross profit was Rmb 3,291.0 million (US$534.6 million) compared with Rmb 3,264.9 million in 2013, reflecting a 0.8% increase. Gross profit margin was 20.0% in 2014 compared with 20.5% in 2013. The lower gross margin was attributable to change in the sales mix to higher engine sales for light-duty engines that are lower margin products compared to heavy-duty engines, and a more competitive commercial vehicle market.

Other income, net was Rmb 94.9 million (US$15.4 million) compared with Rmb 156.4 million in 2013. This decrease was mainly due to lower interest income from bank deposits and a decrease in government grant. The main sources of other income in 2014 were (i) interest income of Rmb 45.8 million (US$7.4 million) and (ii) government grant income of Rmb 26.2 million (US$4.2 million).

Research and development (“R&D”) expenses were Rmb 494.6 million (US$80.3 million) in 2014 compared to Rmb 468.6 million in 2013, an increase of Rmb 26.0 million or 5.5%. As a percentage of revenue, R&D spending was 3.0% in 2014 compared with 2.9% in 2013. In 2014, R&D expenses were mainly related to ongoing research and development of new and existing engine products, especially for the natural gas engine, as well as continued initiatives to improve engine quality. See “Item 4. Information On The Company — Research and Development.”

Selling, general and administrative (“SG&A”) expenses were Rmb 1,598.7 million (US$259.7 million) compared to Rmb 1,550.2 million in 2013, an increase of Rmb 48.5 million or 3.1%. SG&A expenses represented 9.7% and 9.8% of revenue in 2014 and 2013, respectively. Warranty expenses were Rmb 394.9 million (US$64.2 million) in 2014 compared to Rmb 385.9 million in 2013. These were 2.4% of revenue, for 2014 and 2013. Advertising expenses were Rmb 40.0 million (US$6.5 million) in 2014 compared to Rmb 47.6 million in 2013. As a percentage of revenue, these were 0.2% and 0.3% for 2014 and 2013, respectively.

As a result, operating profit decreased 7.8% to Rmb 1,292.6 million (US$210.0 million) from Rmb 1,402.4 million in 2013, mainly due to lower other income, and higher expenses for SG&A and R&D, which was partially offset by an increase in gross profit. The operating margin was 7.9% for 2014, compared with 8.8% in 2013.

Finance costs declined to Rmb 156.7 million (US$25.4 million) from Rmb 161.2 million in 2013, a decrease of Rmb 4.5 million or 2.8%. The decline in finance costs was mainly due to lower interest expenses from the outstanding medium-term notes and less bills discounting in 2014 compared to the outstanding short and medium-term notes and bills discounting expenses in 2013.

The gains arising from acquisitions were Rmb 95.2 million (US$15.5 million). This was due to Yuchai increasing its shareholding interest in Yuchai Remanufacturing Services (Suzhou) Co., Ltd., a formerly jointly controlled entity, from 51% to 100% which resulted in a fair value gain and negative goodwill of Rmb 64.8 million. The remaining gain was due to HLGE increasing its shareholding interest in a jointly controlled entity involved in the hotel business, from 45% to 100%.

The share of joint ventures was a loss of Rmb 30.7 million (US$5.0 million) as compared with a loss of Rmb 79.2 million in 2013. The loss decreased by Rmb 48.5 million, which was mainly due to reduction of the loss in the joint ventures of Yuchai. In 2013, there were impairments of investment in joint ventures of our subsidiaries of Rmb 32.3 million, related to a joint venture in remanufacturing service and a joint venture hotel in Qingdao owned by our subsidiary, HLGE.

Profit before tax was Rmb 1,201.4 million (US$195.1 million) in 2014 compared with Rmb 1,162.1 million in 2013.

Income tax expense in 2014 was Rmb 179.6 million (US$29.2 million) compared with Rmb 222.1 million in 2013. Our effective tax rates were 15.0% and 19.1%, for 2014 and 2013, respectively.

As a result of the foregoing factors, profit for the year was Rmb 1,021.7 million (US$166.0 million) in 2014 compared with Rmb 940.0 million in 2013, representing an increase of 8.7%.

Profit attributable to us was Rmb 730.3 million (US$118.6 million) in 2014 compared with Rmb 700.4 million in 2013, representing an increase of 4.3%. Profit attributable to non-controlling interests was Rmb 291.5 million (US$47.3 million) compared with Rmb 239.5 million in 2013, representing an increase of 21.7%.

2013 compared to 2012

Revenue for 2013 was Rmb 15,902.4 million compared with Rmb 13,449.5 million in 2012, an increase of 18.2%. The total number of diesel engines sold by Yuchai during 2013 was 500,756 units compared with 431,350 units in 2012, representing an increase of 69,406 units, or 16.1%. This increase was mainly attributable to an increase in sales of engines to the truck and bus market as well as for agriculture applications. In 2013, the commercial vehicle market in China improved compared to 2012, especially in the heavy-duty truck segment. CAAM reported that diesel power commercial vehicle engine sales had increased by 5.6% in 2013 compared to 2012. The pre-buying of commercial vehicles prior to the implementation of National IV emission standards on July 1, 2013 and the uneven enforcement of these standards after July 1, 2013 was a main contributor to increased sales in 2013.

Cost of sales was Rmb 12,637.5 million in 2013, an increase of 19.6% from Rmb 10,569.6 million in 2012, and an increase of 0.9 percentage points as a percentage of revenue to 79.5% from 78.6% in 2012, in line with the growth in our revenue. Cost of materials consumed was Rmb 11,283.3 million in 2013, an increase of 19.1% from Rmb 9,477.8 million in 2012. This was 71.0% of revenue compared with 70.5% in 2012. Factory overheads (which do not include depreciation and direct labor) were Rmb 673.6 million in 2013, an increase of 27.4% from Rmb 528.9 million in 2012. This was 4.2% of revenue compared with 3.9% in 2012. Depreciation and amortization was Rmb 281.7 million in 2013, an increase of 10.7% from Rmb 254.5 million in 2012. This was 1.8% of revenue compared with 1.9% in 2012.

Gross profit was Rmb 3,264.9 million compared with Rmb 2,879.9 million in 2012, reflecting a 13.4% increase. Gross profit margin was 20.5% compared with 21.4% in 2012. The lower gross margin was attributable to higher sales discounts in 2013 due to higher sales volume. We negotiate with the customers on the sales discount arrangement so as to obtain better payment terms and to encourage sales. It was also partially due to shift in sales mix to more agriculture applications with lower gross profit margin.

Other income, net was Rmb 156.4 million compared with Rmb 132.4 million in 2012. This increase was mainly due to higher income from government grant. The main sources of other income in 2013 were (i) interest income of Rmb 78.9 million and (ii) government grant income of Rmb 51.0 million.

Research and development (“R&D”) expenses were Rmb 468.6 million in 2013 compared to Rmb 373.7 million in 2012, an increase of 25.4%. As a percentage of revenue, R&D spending was 2.9% in 2013 compared with 2.8% in 2012. In 2013, R&D expenses were mainly related to the development of a complete suite of gas engines for both on-road and off-road applications, and the development of products compliant with Tier 3 emission standards for construction and industrial applications.

Selling, general and administrative (“SG&A”) expenses were Rmb 1,550.2 million, up from Rmb 1,475.0 million in 2012, an increase of Rmb 75.2 million or 5.1%. SG&A expenses represented 9.8% of revenue in 2013 compared with 11.0% in 2012. The decrease in SG&A percentage was mainly due to higher sales and better cost management. Warranty expenses were Rmb 385.9 million in 2013 compared to Rmb 322.4 million in 2012. These were 2.4% of revenue, for 2013 and 2012. Advertising expenses were Rmb 47.6 million in 2013 compared to Rmb 43.4 million in 2012. As a percentage of revenue, these were 0.3% for 2013 and 2012.

As a result, operating profit increased 20.5% to Rmb 1,402.4 million from Rmb 1,163.5 million in 2012, mainly due to an increase in gross profit partially offset by higher R&D and SG&A expenses. The operating margin was 8.8% for 2013, compared with 8.6% in 2012.

Finance costs declined to Rmb 161.2 million from Rmb 213.0 million in 2012, a decrease of Rmb 51.8 million or 24.3%. The decline in finance costs was mainly due to lower interest costs as a result of lower interest rate and lower amount of borrowings and less bills discounting in 2013.

The share of joint ventures was a loss of Rmb 79.2 million as compared with a loss of Rmb 39.2 million in 2012. This was mainly due to impairments of investment in joint ventures of our subsidiaries of Rmb 32.3 million. These impairments were related to a joint venture in remanufacturing service and a joint venture hotel in Qingdao owned by our subsidiary, HLGE.

Profit before tax was Rmb 1,162.1 million in 2013 compared with Rmb 913.6 million in 2012.

Income tax expense in 2013 was Rmb 222.1 million compared with Rmb 142.2 million in 2012. Our effective tax rates were 19.1% and 15.6%, for 2013 and 2012, respectively.

As a result of the foregoing factors, profit for the year was Rmb 940.0 million in 2013 compared with Rmb 771.3 million in 2012, representing an increase of 21.9%.

Profit attributable to us was Rmb 700.4 million in 2013 compared with Rmb 567.3 million in 2012, representing an increase of 23.5%. Profit attributable to non-controlling interests was Rmb 239.5 million compared with Rmb 204.0 million in 2012, representing an increase of 17.4%.

Inflation

The general annual inflation rate in China was 2.6% in 2013 dropping to 2% in 2014 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. Recently, concerns have arisen over deflationary pressures in China as a result of weak domestic demand. A prolonged period of deflation may result in falling profits, closure of businesses, shrinking employment and incomes and increasing defaults on loans by companies and individuals, any of which could adversely affect our business, financial condition or results of operations. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Liquidity and Capital Resources

Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our revenues are substantially generated by Yuchai and its subsidiaries, our Chinese operating companies, and are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service related foreign exchange transactions; however, it is not currently freely convertible under the “capital account” which includes, among other things, foreign direct investment and overseas borrowings by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of the State Administration for Foreign Exchange. As a result, there is no material restriction on the ability of the Chinese subsidiaries to transfer funds to Yuchai. However, certain funds transfers from Yuchai to us may be subject to the approval of the State Administration for Foreign Exchange.

Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity, dividend payments and other operational requirements. We believe that our sources of liquidity are sufficient for our operational requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations are lower than anticipated, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.” Our cash and cash equivalents are held in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subjected to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.

As of December 31, 2014, we had approximately Rmb 2,509.0 (US$407.6 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our working capital and trade accounts receivable requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank borrowings, issuance of short-term financing bonds (“STFBs”), discounting of bills receivable, accounts receivable factoring or other financing activities by Yuchai and us. Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis. In addition, we have obtained credit facilities from certain banks in Singapore.

As of December 31, 2014, we had outstanding borrowings of Rmb 2,286.7 million (US$371.4 million), including Yuchai’s borrowings of Rmb 2,218.4 million (US$360.3 million).

The securities issued by Yuchai since 2012 are as follow:

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

•

On April 8, 2015, upon the receipt of approval from its board of directors, shareholders and NAFMII to issue ultra short-term bonds (“USTB”) amounting to RMB 2 billion with a term not exceeding 270 days, Yuchai issued the first tranche of the USTB amounting to Rmb 400 million. The first tranche of the USTBs bear a fixed annual interest rate of 4.9% and will mature on May 9, 2015. All the proceeds from the issuance of the USTBs are to be used by Yuchai as working capital and repayment of loans.

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

•

On August 21, 2009, we entered into a new short-term loan agreement for up to S$50 million for a twelve month duration with DBS Bank Ltd. of Singapore, to refinance our existing bridging credit facility with the bank which expired on September 4, 2009. The facility was used to finance our long-term general working capital requirements. The terms of the facility included certain financial covenants as well as negative pledge and default provisions. On September 1, 2010, we entered into a new short-term loan agreement with the bank for up to S$10 million with a twelve month duration. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 1.0 times. On November 10, 2011, we entered into a three year revolving credit facility agreement with the bank with a committed aggregate value of S$30.0 million. This arrangement was used to finance our general working capital requirements and was repaid in full upon expiration of the facility on November 10, 2014.

Yuchai’s unutilized facilities amounted to Rmb 3,803.6 million (US$617.8 million) as of December 31, 2014. We believe that should there be a need for further loans from banks, Yuchai could seek to borrow additional amounts through its established banking relationships with a number of domestic Chinese banks or to obtain financing from the discounting of bills receivable or factoring of accounts receivables. However, no assurance can be given that such additional borrowings would be approved by such banks.

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
	(in thousands)
Net cash from operating activities	1,512,192	589,642	535,686	87,015
Net cash used in investing activities	(506,135)	(553,591)	(523,019)	(84,956)
Net cash used in financing activities	(2,010,937)	(553,179)	(314,749)	(51,127)
Effect of foreign currency exchange on cash and cash equivalents	7,706	(13,938)	(3,109)	(506)

Net decrease in cash and cash equivalents	(997,174)	(531,066)	(305,191)	(49,574)

In 2014, net cash from operating activities was an inflow of Rmb 535.7 million (US$87.0 million). The inflow was mainly derived from profit before tax of Rmb 1,201.4 million offset by changes in working capital such as lower trade and other payables. In 2013, net cash from operating activities was an inflow of Rmb 589.6 million. The inflow was mainly derived from profit before tax of Rmb 1,162.1 million offset by higher working capital such as trade receivables and inventories. In 2012, net cash from operating activities was an inflow of Rmb 1,512.2 million. The inflow was mainly derived from profit before tax of Rmb 913.6 million and reduction of working capital such as decrease in inventories of Rmb 428.7 million.

In 2014, net cash used in investing activities was an outflow of Rmb 523.0 million (US$85.0 million). The outflow was mainly due to purchase of property, plant and equipment of Rmb 660.9 million and offset by net withdrawal of fixed deposits with banks of Rmb 100.4 million and inflow from interest received of Rmb 50.1 million. In 2013, net cash used in investing activities was an outflow of Rmb 553.6 million. The outflow was mainly due to purchase of property, plant and equipment of Rmb 441.4 million and net placement of fixed deposits with banks of Rmb 295.5 million offset by inflow from interest received of Rmb 70.6 million and proceeds from disposal of assets classified as held for sale of Rmb 84.5 million. In 2012, net cash used in investing activities was an outflow of Rmb 506.1 million. The outflow was mainly due to purchase of property, plant and equipment of Rmb 643.5 million offset by inflow from interest received of Rmb 99.7 million.

In 2014, net cash used in financing activities was an outflow of Rmb 314.7 million (US$51.1 million). The outflow was mainly due to payment of dividend of Rmb 315.4 million. In 2013, net cash used in financing activities was an outflow of Rmb 553.2 million. The outflow was mainly due to payment of dividend of Rmb 280.5 million and interest paid of Rmb 159.5 million. In 2012, net cash used in financing activities was outflow of Rmb 2,010.9 million. The outflow was mainly due to net reduction in borrowing of Rmb 1,252.8 million, dividend paid of Rmb 288.2 million and interest paid of Rmb 231.5 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2014 was Rmb 4,925.9 million (US$800.1 million) compared to Rmb 4,333.9 million as of December 31, 2013.

As of December 31, 2014, we had long-term interest-bearing loans and borrowings totaling Rmb 1,077.7 million (US$175.1 million) and current interest-bearing loans and borrowings totaling Rmb 1,209.0 million (US$196.4 million).

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on our material contractual obligation payments for the periods indicated as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt (1)	1,330.4	1,330.4	—	—	—
Long-term debt (1)	1,138.7	—	1,103.8	3.7	31.2
Purchase obligations regarding capital expenditures(2)	989.1	989.1	—	—	—
Operating lease commitments	22.1	12.1	9.4	0.5	0.1

Total	3,480.3	2,331.6	1,113.2	4.2	31.3

(1)	Includes contractual interest payments
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were Rmb 736.7 million, Rmb 429.6 million and Rmb 683.9 million (US$111.1 million) in 2012, 2013 and 2014, respectively. These expenditures are primarily used for upgrading existing facilities and building new facilities. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai and us.

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

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2014, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of Rmb 989.1 million (US$160.7 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2013 and 2014, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of Rmb 84.1 million and Rmb 50.7 million (US$8.2 million), respectively. These were issued for purchase of production materials, machinery and equipment.

As of December 31, 2013 and 2014, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 1,243.4 million and Rmb 730.7 million (US$118.7 million), respectively. These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund the operation, as and when required.

As of December 31, 2013 and 2014, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation totaled Rmb 1,043.2 million and Rmb 812.5 million (US$132.0 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

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

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is expected to have an effect on the classification, measurement and impairment of the Group’s financial assets, but no impact on the classification, measurement and impairment of the Group’s financial liabilities.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate-regulation and the effects of that rate-regulation on its financial statements. IFRS 14 is effective for annual periods beginning on or after 1 January 2016. Since the Group is an existing IFRS preparer, this standard would not apply.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2017 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between the requirements in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, when accounting for the sale or contribution of a subsidiary to a joint venture or associate (resulting in the loss of control of the subsidiary). The amendments are required to be applied for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments have no impact on the Group’s financial position or performance.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address the following issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements:

•

Exemption from preparing consolidated financial statements: the amendments clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

•

Subsidiary that provides services that support the investment entity’s investment activities: the amendments clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value.

•

Application of the equity method by a non-investment entity that has an interest in an associate or joint venture that is an investment entity: the amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

The amendments are effective for annual periods beginning on or after 1 January 2016. The amendments have no impact on the Group’s financial position or performance.

Amendments to IAS 1 Disclosure Initiative

The amendments clarify that:

•	Entities must not reduce the understandability of its financial statements by aggregating items that have different characteristics or by overwhelming useful information with immaterial information

•	The materiality guidance applies to the financial statements as a whole, including the primary statements and the notes and disclosures are only required if the information is material

•

The presentation requirements for the list of line items presented in the statement of financial position or the statement of profit or loss and other comprehensive income may be fulfilled by disaggregating a specific line item and introduces the requirements for an entity when presenting subtotals

•	Entities should consider understandability and comparability of its financial statements by introducing flexibility when designing the structure of the notes to the financial statements

•	Entities present their share of items of other comprehensive income (OCI) arising from associates and joint ventures accounted for by using equity method separately from the rest of OCI

The amendments are effective for annual periods beginning on or after 1 January 2016. The amendments have no impact on the Group’s financial position or performance.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after 1 July 2014. It is not expected that this amendment would be relevant to the Group, since none of the entities within the Group has defined benefit plans with contributions from employees or third parties.

Annual improvements 2010-2012 Cycle

These improvements are effective from 1 July 2014 and are not expected to have a material impact on the Group. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition

•	A performance target must be met while the counterparty is rendering service

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group

•	A performance condition may be a market or non-market condition

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

•

An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”

•

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortisation is the difference between the gross and carrying amounts of the asset.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

Annual improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and are not expected to have a material impact on the Group. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not re-measured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group as the Group does not have any bearer plants.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments will not have any impact on the Group’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of March 9, 2015, there are eight members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck and Hoh Weng Ming as its nominees. Mr. Yan Ping and Mr. Han Yi Yong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
YAN Ping(1)	Director	2012
WU Qi Wei(1)	Alternate Director to YAN Ping	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
TAN Aik-Leang (1)(3)	Director	2005
HAN Yi Yong (1)	Director	2010
HO Chi-Keung Raymond(2)(3)	Director	2013
LEONG Kok Ho	Chief Financial Officer	2012
FOO Shing Mei Deborah	General Counsel	2007
Codan Services Limited	Secretary	2015

Mr. Ira Stuart Outterbridge III passed away on January 3, 2015. In his place, Codan Services Limited was appointed Secretary of the Company.

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.

Mr. Hoh Weng Ming was appointed President and a Director of the Company on July 17, 2013 and November 11, 2011 respectively. He was the Chief Financial Officer of the Company from May 1, 2008 to November 10, 2011. He is also a Director of Yuchai and HLGE with effect from December 26, 2008 and February 16, 2011 respectively. Mr. Hoh has more than 25 years of working experience in accounting and financial management positions with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various finance roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd., a subsidiary of Hong Leong Asia. Previously, he held the position of Financial Controller of the Company from 2002 to 2003. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

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

Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is the Managing Director of Octagon Advisors (Shanghai) Co. Ltd and a managing director of Octagon Advisors Pte. Ltd., a financial advisory firm in Singapore. Between 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Mr. Neo is currently a director of Asia Airfreight Terminal Co Ltd, Value Partners Goldstate Fund Management Co Ltd and Cambodia Post Bank Plc. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

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

Mr. Ho Chi-Keung Raymond was previously a director of the Company from June 2004 to September 2006 and was re-appointed as an independent director on April 30, 2013. He was in private practice as a solicitor in Hong Kong, Mainland China and Canada between 1983 and 2006. He is now practicing independently as an arbitrator. Mr. Ho was the Secretary General of the Law Society of Hong Kong from 2008 to 2011 and prior to that between 1999 and 2006, he was a partner of Fred Kan & Co., a law firm based in Hong Kong with operations in Tokyo, Japan and China. He holds the degrees of Bachelor of Laws and Master of Social Sciences from the University of Hong Kong, as well as a Master of Laws degree from the University of London. He is a Fellow of the UK Chartered Institute of Arbitrators and is currently listed on the HKIAC’s panel of arbitrators. He is a non-practising member of the Law Society of Hong Kong, The Law Society of England & Wales, The Law Society of British Columbia and The Law Society of the Australian Captial Territory. Mr. Ho currently is a director of Cheer Moon Development Limited and Power Rich Investment Limited. Our Board of Directors has determined that Mr. Ho is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Han Yi Yong is a Director of the Company and Yuchai. He is also the Chairman and a director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s Degree in Vehicle Engineering from the Shandong University of Technology and a Master’s Degree in Power Machinery and Engineering from Guangxi University.

Mr. Leong Kok Ho was appointed Chief Financial Officer of the Company on January 9, 2012. He was appointed a Director of Yuchai with effect from November 17, 2014. Mr. Leong’s previous positions were Regional Controller (Asia Pacific) for Parker Drilling Company, a company listed on the New York Stock Exchange (NYSE-PKD) and Chief Financial Officer of KS Energy Services Limited, a company listed on the Main Board of the Singapore Exchange. Mr. Leong also has China working experience when he served as Finance Manager and Operation Manager for the Kuok Group of Companies in China. Mr. Leong holds a Bachelor of Accountancy from the National University of Singapore and an MBA from the University of Southern Queensland in Australia in 1999. He is a Fellow Certified Accountant of Singapore.

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

Codan Services Limited was appointed Secretary of the Company on January 28, 2015 to replace Mr. Ira Stuart Outerbridge III.

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

Compensation Committee

The members of the Compensation Committee are Messrs. Kwek Leng Peck (Chairman), Neo Poh Kiat and Ho Chi-Keung Raymond. The Compensation Committee reviews our general compensation structure as well as reviews, recommends or approves executive appointments and remuneration, subject to ratification by our Board of Directors and supervises the administration of our employee benefit plans, including our Equity Incentive Plan.

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

Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of March 9, 2015 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
YAN Ping (1)	Chairman of the Board of Directors	2005
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (2)	Director and General Manager	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
TAN Aik-Leang (1)	Independent Director	2005
LU Yuming	Director and Chief Accountant	2014
LEONG Kok Ho	Director	2014
HAN Yi Yong (1)	Director and Company Secretary	2010
GU Tangsheng	Director	2005
LAI Tak Chuen Kelvin (3)	Director and Chief Business Controller	2011
TAY Hui Boon Kelly (3)	Financial Controller seconded to Yuchai	2008
LIU Hung Derek (3)	Deputy General Manager	2012
CHEN Ningbin	Deputy General Manager	2011
ZHONG Yu Wei	Deputy General Manager	2010
WANG Limin	Deputy General Manager	2013
LIANG Qingyan	Deputy General Manager	2009
LIN Zhiqiang	General Engineer	2011

Mr. Leong Kok Ho and Mr. Lu Yuming were both appointed Directors of Yuchai on November 10, 2014. Mr. Gao Jia Lin resigned as a Director of Yuchai on November 7, 2014.Mr. Zhang Xiao Yu passed away on November 12, 2014.

(1)	Also a Director of the Company.
(2)	Also an Alternate Director of the Company to Mr. Yan Ping.
(3)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Yan Ping, Gan Khai Choon, Neo Poh Kiat, Kwek Leng Peck, Tan Aik-Leang, Hoh Weng Ming, Leong Kok Ho, Wu Qi Wei and Han Yi Yong, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers of the Company.”

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

Mr. Leong Kok Ho was appointed as a Director of Yuchai on 10 November, 2014. Before that he was appointed Chief Financial Officer of the Company on January 9, 2012. Mr. Leong’s previous positions were Regional Controller (Asia Pacific) for Parker Drilling Company, a company listed on the New York Stock Exchange (NYSE-PKD) and Chief Financial Officer of KS Energy Services Limited, a company listed on the Main Board of the Singapore Exchange. Mr. Leong also has China working experience when he served as Finance Manager and Operation Manager for the Kuok Group of Companies in China. Mr. Leong holds a Bachelor of Accountancy from the National University of Singapore and an MBA from the University of Southern Queensland in Australia in 1999. He is a Fellow Certified Accountant of Singapore.

Mr. Lu Yuming was appointed the Chief Accountant of Yuchai with effect from February 3, 2015 after serving as Deputy Chief Accountant from November 25, 2013. He holds a Bachelor’s degree in Financial Management from Zhejiang University and has worked in Yuchai’s finance department since 2001.

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

Ms. Tay Hui Boon Kelly is the Financial Controller of the Company seconded to Yuchai. She has been assigned by us to assist Yuchai in its financial accounting, reporting and compliance with local and statutory requirements, and the implementation of financial policies, procedures, financial budgeting and review of investments. Ms. Tay holds a Bachelor degree in Accounting and Financial and Information Management from the University of Sheffield, United Kingdom. She has over ten years of experience in management costing and accounting and gained substantial experience from working in various parts of China.

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

However, although our nominees constitute a majority of the Board of Directors of Yuchai, there have, on various occasions in the past, been periods of time when no board meetings have been held, despite Yuchai’s Articles of Association at the time requiring the Board of Directors to meet at least once every six months as well as upon repeated requests by us. Prior to the execution of the Reorganization Agreement, Yuchai’s Articles of Association provided that a quorum for a board meeting was at least five Directors, three representing holders of Foreign Shares and two representing holders of State Shares or Legal Person Shares. However, subsequent to the execution of the Reorganization Agreement, these quorum requirements have been amended in Yuchai’s new Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009. Under the new Articles of Association, a quorum for a board meeting shall be at least seven directors, four representing holders of Foreign Shares and three representing holders of State Shares or Legal Person Shares. If the quorum cannot be met for two consecutive times, then any seven directors present shall constitute the quorum for the third meeting. In addition, under Yuchai’s new Articles of Association, board meetings are to be convened at least three times a year.

Yuchai’s management consists of a Chairman, a General Manager and several Deputy General Managers, other senior officers designated by its Board of Directors and senior managers and officers designated by us. Yuchai’s management handles daily operations and implements the corporate policies under the direction and guidance of its Board of Directors.

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 9, 2015, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes — Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

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

In fiscal year 2014, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company. For fiscal year 2014, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”

Share Ownership

The directors and executive officers of the Company and Yuchai do not currently own any shares of Common Stock but certain executive officers have been awarded share options under our Equity Incentive Plan.

China Yuchai International Limited 2014 Equity Incentive Plan

The China Yuchai International Limited 2014 Equity Incentive Plan (the “Equity Incentive Plan”) was approved and adopted by the Company on May 10, 2014, and became effective upon approval by the Company’s shareholders on July 4, 2014. The purpose of the Equity Incentive Plan is to provide an incentive to attract, retain and motivate eligible employees of the Company by offering them an opportunity to participate the Group’s future performance through the grant of Awards (as defined in the Equity Incentive Plan, including options, restricted stock and stock payments).

The following paragraphs describe the principal terms of the Equity Incentive Plan.

Plan Administration

The Compensation Committee has full power and authority, in its sole discretion, to administer, implement and carry out the Equity Incentive Plan, including, without limitation, (i) selecting grantees from the individuals eligible to receive Awards, the time when Awards will be granted, the number of Awards and the number of shares of common stock covered by each Award; (ii) determining the terms and conditions of each award grant; (iii) approving the forms of agreement for use under the Equity Incentive Plan; (iv) establishing, adopting, or revising any rules and regulations to administer the Equity Incentive Plan; and (v) taking any and all other action as it deems necessary or advisable for the operation or administration of the Equity Incentive Plan and the Awards thereunder.

Shares Reserved for the Equity Incentive Plan

Subject to certain adjustments set forth in the Equity Incentive Plan, the total number of our shares available for grant and issuance pursuant to the Equity Incentive Plan from time to time will be 1,800,000 shares of common stock. If any shares subject to an Award are forfeited, canceled or expire or such Award is settled for cash (in whole or in part) for any reason, such shares will, to the extent of such forfeiture, cancellation, expiration or cash settlement, again become available for grant and issuance in connection with future Awards under the Equity Incentive Plan. Under the terms of the Equity Incentive Plan, the maximum number of shares of common stock that may be subject to one or more awards to any one person during any calendar year is 300,000.

Eligibility

Subject to the conditions set forth in the Equity Incentive Plan, any person, including officers and directors, employed by the Company or any of its subsidiaries who are in positions of substantial responsibility and whose contributions are important to the successful conduct of the Group’s business are eligible to be granted Awards.

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of options may not exceed 10 years from the date of grant. As of December 31, 2014, there were 570,000 options outstanding under the Equity Incentive Plan and vest in three equal installments over a three year term. The number of share options that the Company has granted to its executive officers and Yuchai’s employees as of March 9, 2015 is set out in the following table and as of March 9, 2015, all of these share options were outstanding:

Name	Option Award	Exercise Price (US$/Share)	Grant Date	Expiration Date
YAN Ping	200,000	$21.11	29 July 2014	28 July 2024
HOH Weng Ming	150,000	$21.11	29 July 2014	28 July 2024
WU Qi Wei	80,000	$21.11	29 July 2014	28 July 2024
LEONG Kok Ho	40,000	$21.11	29 July 2014	28 July 2024
LAI Tak Chuen Kelvin	40,000	$21.11	29 July 2014	28 July 2024
FOO Shing Mei Deborah	40,000	$21.11	29 July 2014	28 July 2024
TAY Hui Boon Kelly	20,000	$21.11	29 July 2014	28 July 2024

	570,000

Restricted Stock

The Compensation Committee is authorized to grant shares subject to various restrictions, including restrictions concerning voting rights and transferability, and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Compensation Committee. Subject to the conditions set forth in the Equity Incentive Plan, upon issuance of restricted stock, the holder shall have, unless otherwise provided by the Compensation Committee, all the rights of a shareholder with respect to said shares, subject to the restrictions in each individual award agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, however, that, in the sole discretion of the Compensation Committee, any extraordinary or special dividends or distributions with respect to the shares shall be subject to the restrictions set forth in the Equity Incentive Plan.

Stock Payments

The Compensation Committee is authorized to make stock payments, which may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable. The terms and conditions (including, without limitation, the number or value of shares) of any stock payment shall be determined by the Compensation Committee and may be based on the holder’s duration of employment or service with Company, the Company’s performance, individual performance or other criteria selected by the Compensation Committee, at one time or from time to time, periodically or otherwise. Unless otherwise provided by the Compensation Committee, a holder of a stock payment shall have no rights as a shareholder with respect to such stock payment until such time as the shares underlying the Award have been issued.

Non-transferability

Awards granted under our Share Incentive Plan are generally not transferable during the lifetime of the award holder.

Amendment, Suspension and Termination

The Compensation Committee or the Board of Directors of the Company may, at any time terminate, and from time to time may amend or modify the Equity Incentive Plan; provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders of the Company if (a) shareholder approval is required to enable the Equity Incentive Plan to satisfy any applicable statutory or regulatory requirements or (b) the Company, on the advice of counsel, determines that shareholder approval otherwise is necessary or desirable. No amendment, modification or termination of the Equity Incentive Plan shall in any manner adversely affect any Awards theretofore granted under the Equity Incentive Plan without the consent of the holders or the permitted transferee(s) of such Awards, subject always to applicable laws. No Awards may be granted or awarded during any period of suspension or after termination of the Equity Incentive Plan.

Duration of the Plan

The Equity Incentive Plan shall terminate on May 8, 2024 unless earlier terminated. Awards outstanding at the time of the Equity Incentive Plan’s termination may continue to be exercised in accordance with their terms and shall continue to be governed by and interpreted consistent with the terms of the Equity Incentive Plan.

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2014 was approximately Rmb 68.2 million (US$11.1 million).

There are no benefits provided to the directors of the Company or Yuchai upon their termination of employment.

Employees

As of December 31, 2014, 2013 and 2012, Yuchai employed approximately 11,404, 11,976 and 11,496 people, respectively, nationwide in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans organized by the Guangxi regional government and Beijing city government. See Note 8.5 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For fiscal year 2014, the total annual salary and bonus paid to Yuchai’s employees was Rmb 812.4 million (US$132.0 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of March 9, 2015 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 38,195,706 shares of Common Stock outstanding as of March 9, 2015.

Identity of Person or Group	Number	Percentage (%)
Hong Leong Asia Ltd (1)	14,137,961	37.02%
The Yulin City Government (2)	7,028,151	18.40%
Shah Capital Management (3)	2,513,797	6.58%

(1)

Information based upon an announcement by Hong Leong Asia on the Singapore Exchange on December 26, 2014 and a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended from time to time, most recently on July 14, 2014. Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 14,137,961 shares of Common Stock or approximately 37.02% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited, having increased its holdings from 28.2% to 34.9% during the period from May 23, 2011 to November 22, 2011, from 34.9% to 35.5% during the period from March 11 to 26, 2014, and from 35.5% to 37.02% during the period July 14 to December 26, 2014. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our shares and share ownership — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders And Related Party Transactions — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)

Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 16, 2002, as amended from time to time, most recently on March 23, 2012. Based on Amendment No. 2 to the Schedule 13D filed by Coomber and others with the SEC on June 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, China. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 7,028,151 shares of the Company’s Common Stock held of record by Coomber. Based on Amendment No. 11 to the Schedule 13D filed by Coomber and others with the SEC on March 23, 2012, Goldman pledged all of its shares in Coomber to a third party in connection with a loan transaction entered into on March 19, 2012. Based on Amendment No. 12 to the Schedule 13D filed by Coomber and others with the SEC on December 18, 2012, a Deed of Release was entered into between Goldman and the third party on December 12, 2012 pursuant to which the latter released the pledge by Goldman described in Amendment No. 11.

(3)	Information based on a report on Schedule 13F filed by Shah Capital Management with the SEC on April 1, 2015 for the first quarter ended March 31, 2015.

As of February 28, 2015, there were 24,497,065 shares of Common Stock, or 64.1% of the total number of shares of Common Stock, held of record by 17 persons with registered addresses in the United States.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 9, 2015, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2014, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services.

During fiscal year 2014, certain affiliates of Hong Leong Asia charged us Rmb 7.1 million (US$1.2 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During fiscal year 2014, certain subsidiaries and affiliates of the State Holding Company supplied raw materials and delivery services to Yuchai and acted as sales agents for Yuchai’s products. The State Holding Company also purchased scraps from Yuchai. Yuchai considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. During fiscal year 2012, a subsidiary of the State Holding Company purchased one of Yuchai’s subsidiaries, namely Yuchai Express Guarantee Co. Ltd, for approximately Rmb 85.8 million.

For further details on these transactions, please see Note 29 to our consolidated financial statements appearing elsewhere herein.

On February 11, 2015, we entered into a loan agreement with HLGE extending the loan for another year from July 2015 to July 2016. During the period from January 1, 2014 to March 9, 2015, the largest amount outstanding under the loan was S$68 million, and, as of March 9, 2015, S$68 million was outstanding under the loan. For more details, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to continue as a going concern or raise sufficient funds to repay its debt obligations to us.” We have undertaken other significant business transactions with related parties during the fiscal year ended December 31, 2014, as set forth under Note 29 to our consolidated financial statements appearing elsewhere herein.

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

The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

Period	US$ High	US$ Low
2010	32.45	12.30
2011	33.50	12.63
2012	18.52	11.70
2013	26.39	13.43
2014	24.94	16.60

Period	US$ High	US$ Low
2012 Second Quarter	15.96	11.70
2012 Third Quarter	13.91	12.10
2012 Fourth Quarter	16.20	12.64
2013 First Quarter	18.51	14.72
2013 Second Quarter	18.35	13.43
2013 Third Quarter	24.86	16.48
2013 Fourth Quarter	26.39	20.15
2014 First Quarter	24.94	19.40
2014 Second Quarter	22.46	19.87
2014 Third Quarter	21.94	18.45
2014 Fourth Quarter	20.00	16.60
2015 First Quarter	20.18	18.09

Period	US$ High	US$ Low
October 2014	18.60	16.94
November 2014	18.86	16.98
December 2014	20.00	16.60
January 2015	20.10	18.11
February 2015	19.99	18.09
March 2015	20.18	18.83

ITEM 10. ADDITIONAL INFORMATION

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

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$590,000 for fiscal year 2012 at our annual general meeting held on July 1, 2013 and from US$250,000 to US$518,905 for fiscal year 2013 at our annual general meeting held on July 4, 2014.

Our Board of Directors may grant special remuneration to any Director who shall render any special or extra services to or at our request. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by our Board of Directors.

Our Board of Directors may provide pensions or other benefits to any Director, officer or former Director and officer, or any of their family members or dependents.

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

Yuchai, as a FIE, is permitted to retain its foreign currency earnings and maintain foreign currency accounts at designated foreign exchange banks. However, there can be no assurance that the current authorizations for FIEs to retain their foreign exchange to satisfy foreign exchange liabilities in the future will not be limited or eliminated or that Yuchai will be able to obtain sufficient foreign exchange to satisfy their foreign exchange requirements. Foreign exchange transactions under the capital account and the foreign debt account continue to be subject to limitations and require registrations with the reviews from the designated foreign exchange banks and SAFE, which could affect the ability of Yuchai to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the US dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the US dollar again, though there have been periods when the US dollar has appreciated against the Renminbi as well. In sum, from July 20, 2006 to December 31, 2014, the Renminbi appreciated about 28.8% against the US dollar. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

Furthermore, the General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. As a result, we may not be able to increase the capital contribution of our operating subsidiary, Yuchai, and subsequently convert such capital contribution into Renminbi for equity investment or acquisition in China.

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

On July 4, 2014, SAFE issued the Notice on the Administration of Foreign Exchange Involved in Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies (the “Notice 37”), which became effective on July 4, 2014 and requires registration with SAFE (such registration will be conducted with relevant designated banks as specified by the Notice 13 (as defined below)) by the PRC resident shareholders of any foreign holding company of a PRC entity.

On February 13, 2015, SAFE issued the Notice on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments (the “Notice 13”), which shall become effective on June 1, 2015. According to Notice 13, the banks are designated to directly review and deal with the foreign exchange registration for foreign direct investment in China Mainland and outbound direct investment. SAFE shall supervise the registration activities indirectly through banks. Certain operating procedures for direct investments are also simplified.

Taxation

Bermuda Taxation

There is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by shareholders of the Company other than by shareholders ordinarily resident in Bermuda. Neither the Company nor its shareholders (other than shareholders ordinarily resident in Bermuda) are subject to stamp or other similar duty on the issue, transfer or redemption of Common Stock. The Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or to any of its operations, shares, debentures or other obligations of the Company, until March 31, 2035. This assurance does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or on land in Bermuda leased or let to the Company.

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

On December 10, 2009, the Chinese State Administration of Taxation issued the Circular concerning Strengthening the Administration of Enterprise Income Tax on Income Derived from Transfer of Equity of Non-resident Enterprises (“Circular 698”), which is effective retroactively to January 1, 2008. On February 3, 2015, the Chinese State Administration of Taxation further issued the Circular on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises (“Circular 7”), which became effective on the same date. Pursuant to Circular 698, income tax may be imposed on the sale of a PRC resident enterprise by a non-resident enterprise (excluding the sale on a public securities market of the equity in a PRC resident enterprise by a non-resident enterprise, where the equity was also acquired on a public securities market by the non-resident enterprise) and, in some cases, on the sale of an offshore intermediary holding company owning a Chinese resident enterprise. The tax authority can adjust the taxable income using reasonable methods, provided that the taxable income is reduced as a result of an equity transfer of a Chinese resident enterprise by a non-resident enterprise to its related parties not applying the arm’s length principle. Pursuant to Circular 7, the parties involved in the indirect transfer of Chinese taxable properties and the Chinese resident enterprises whose equity is transferred indirectly may report the equity transfer matters to the competent tax authority and shall provide certain documents and materials including but not limited to, equity transfer contract or agreement, enterprise’s equity structure prior to and after the equity transfer, the financial and accounting statements in the previous two years of the enterprises abroad and their subordinate enterprises who directly or indirectly hold Chinese taxable properties. The competent tax authority may also require the parties involved in and planning for the indirect transfer of Chinese taxable properties and the Chinese resident enterprises whose equity is transferred indirectly to provide the aforementioned materials and other relevant materials. Where a non-resident enterprise indirectly transfers properties such as equity in Chinese resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in Chinese resident enterprise.

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

•

The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was applicable from 2001 to 2010. In 2011, the scheme was extended to 2020. In August 2014, the catalogue of qualifying industries for the Western Development Incentive Scheme was published. As engine manufacturing is one of the qualifying industries, Yuchai has applied to the tax authorities to qualify under this scheme. In the event that Yuchai’s application is not successful, we may not be able to enjoy the preferential tax treatment offered under this scheme.

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. In 2011, Yuchai was certified as a high technology company with effect from 2011 to 2013, so it may qualify for this scheme if certain other criteria are met. In 2014, Yuchai was certified as a high technology company with effect from 2014 to 2016, so it may qualify for this scheme if certain other criteria are met.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US Holders will include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). The amount of dividends will include any cash distributions and the fair market value of certain stock distributions and distributions of other property. In this regard, if the distribution is at the election of any stockholder, payable either in cash or in shares, the receipt of shares by the US Holders would generally be treated as a taxable distribution in an amount equal to the fair market value of such shares as of the date of the distribution. The dividend is ordinary income that the US Holder must include in income when the dividend is actually or constructively received. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the shares and thereafter as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Additional Reporting Requirements

Certain US Holders who are individuals (including, under proposed regulations, certain entities treated as individuals) are required to report information relating to an interest in our shares, subject to certain exceptions. US Holders should consult their tax advisors regarding the effect, if any, of this United States federal income tax legislation on their ownership and disposition of our shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term and long-term Renminbi denominated loans obtained by Yuchai from banks in China. The interest rates of such loans are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. There is no ready market in China for Yuchai to enter into interest rate swaps or other instruments designed to mitigate its exposure to interest rate risks. In addition, we also have various credit facilities from banks in Singapore to fund our business expansion plan. As of December 31, 2014, we had outstanding consolidated loans of Rmb 2,286.7 million (US$371.4 million). Part of these credit facilities were denominated in Singapore dollars used mainly to invest into Singapore dollars denominated investments of TCL and HLGE. Therefore, this has provided a natural hedge for the Singapore dollars currency.

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

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at December 31, 2014 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2014 of the Company would increase/decrease by Rmb 1.1 million (US$0.2 million) (2013: profit increase/decrease by Rmb 6.5 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk are primarily Singapore dollar, Euro, Renminbi, Canadian dollar and the United States dollar.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	Canadian Dollar	United States Dollar	Renminbi	Others
2013	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Held for trading investment	28,105	—	—	—	—	—
Trade and other receivables	561	31,590	—	11,293	35,426	5
Cash and bank balances	171,475	—	—	167,394	—	383
Financial liabilities	(48,153)	(22,483)	(159,607)	(25,738)	—	—
Trade and other payables	(32,077)	—	—	(17,580)	(1,336)	(17)

	119,911	9,107	(159,607)	135,369	34,090	371

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2014	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Held for trading investment	22,855	—	—	—	—
Trade and other receivables	814	31,546	6,738	31,933	5
Cash and bank balances	138,540	—	2,041	—	357
Financial liabilities	(32,467)	(41,162)	—	—	—
Trade and other payables	(51,898)	—	(19,608)	(1,518)	—

	77,844	(9,616)	(10,829)	30,415	362

US$	12,645	(1,562)	(1,759)	4,940	59

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2013	2014	2014
	Rmb	Rmb	US$
	(in thousands)
Singapore dollar	11,991	7,784	1,265
Euro	911	(962)	(156)
Canadian dollar	(15,961)	—	—
United States dollar	13,537	(1,083)	(176)
Renminbi	3,409	3,042	494

Equity price risk

The Company has held for trading investments which are quoted. The exposure to quoted instruments is limited.

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) the Company’s profit by the following amount:

	2013	2014	2014
	Rmb	Rmb	US$
	(in thousands)
Statement of profit or loss	2,811	2,286	371

The Company has invested in a company that is quoted on the Singapore Exchange, a summary of which is provided below:

	Number of Shares	Value as at December 31, 2013	Value as at December 31, 2014	Value as at December 31, 2014
		Rmb	Rmb	US$
		(in millions)	(in millions)	(in millions)
TCL	202,453,352	28.1	22.9	3.7

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2014.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	Audit fees		Audit- related fees	Tax fees	Others	Total
	Rmb		Rmb	Rmb	Rmb	Rmb
	(in thousands)
2013	1,567	(1)	—	—	46	1,613
2014	2,936	(2)	—	—	445	3,381

(1)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2013. The remaining audit fees of Rmb 6.8 million had not been billed as of December 31, 2013.

(2)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2014. The remaining audit fees of Rmb 6.0 million had not been billed as of December 31, 2014.

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

10.1

China Yuchai International Limited Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed by the Registrant on July 8, 2014 (File No. 333-197287)).

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

Date: April 15, 2015

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

10.1

China Yuchai International Limited Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed by the Registrant on July 8, 2014 (File No. 333-197287)).

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
December 31, 2014

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2014

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, China Yuchai International Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2014

The Board of Directors and Shareholders of China Yuchai International Limited (cont’d)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 of China Yuchai International Limited and our report dated April 15, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Singapore

April 15, 2015

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2014

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 15, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Singapore

April 15, 2015

China Yuchai International Limited

Consolidated Statement of Profit or Loss

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2012	31.12.2013	31.12.2014	31.12.2014
		Rmb’000	Rmb’000	Rmb’000	US$’000

Sales of goods	7	13,381,025	15,809,894	16,355,854	2,656,767
Rendering of services	7	68,464	92,461	80,288	13,042

Revenue	7	13,449,489	15,902,355	16,436,142	2,669,809
Cost of sales (goods)	8.1	(10,532,463)	(12,577,458)	(13,104,609)	(2,128,650)
Cost of sales (services)	8.1	(37,142)	(59,993)	(40,543)	(6,586)

Gross profit		2,879,884	3,264,904	3,290,990	534,573
Other operating income	8.2(a)	176,409	179,887	121,901	19,801
Other operating expenses	8.2(b)	(44,059)	(23,535)	(27,009)	(4,387)
Research and development costs	8.1, 8.3	(373,732)	(468,612)	(494,594)	(80,339)
Selling, distribution and administrative costs	8.1	(1,475,038)	(1,550,228)	(1,598,670)	(259,680)

Operating profit		1,163,464	1,402,416	1,292,618	209,968
Finance costs	8.4	(213,019)	(161,211)	(156,670)	(25,449)
Share of profit of associates	5	2,372	159	956	155
Share of losses of joint ventures	6	(39,241)	(79,245)	(30,711)	(4,989)
Gains arising from acquisitions	4	—	—	95,192	15,463

Profit before tax		913,576	1,162,119	1,201,385	195,148
Income tax expense	9	(142,238)	(222,147)	(179,639)	(29,180)

Profit for the year		771,338	939,972	1,021,746	165,968

Attributable to:
Equity holders of the parent		567,333	700,423	730,280	118,624
Non-controlling interests		204,005	239,549	291,466	47,344

		771,338	939,972	1,021,746	165,968

Earnings per share	10
Basic and diluted, profit for the year attributable to ordinary equity holders of the parent		15.22	18.79	19.36	3.14

Weighted average number of shares:
- Basic and diluted		37,267,673	37,267,673	37,720,248	37,720,248

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit for the year	771,338	939,972	1,021,746	165,968

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	(9,094)	(3,728)	11,937	1,939
Transfer of reserve on initial equity interest in a joint venture on acquisition	—	—	(469)	(76)
Realization of foreign currency translation reserves upon disposal of assets classified as held for sale	—	10,770	—	—

Net other comprehensive income to be reclassified to profit or loss in subsequent periods, representing other comprehensive (loss)/income for the year, net of tax	(9,094)	7,042	11,468	1,863

Total comprehensive income for the year, net of tax	762,244	947,014	1,033,214	167,831

Attributable to:
Equity holders of the parent	561,923	697,466	741,244	120,405
Non-controlling interests	200,321	249,548	291,970	47,426

	762,244	947,014	1,033,214	167,831

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2013	31.12.2014	31.12.2014
		Rmb’000	Rmb’000	US$’000

ASSETS

Non-current assets
Property, plant and equipment	11	4,036,163	4,460,842	724,598
Prepaid operating leases	12	402,365	424,591	68,969
Goodwill	13	212,636	212,636	34,540
Intangible assets	14	145,283	108,526	17,628
Investment in associates	5	2,230	3,175	515
Investment in joint ventures	6	315,122	272,216	44,217
Deferred tax assets	9	389,077	388,282	63,071
Long-term bank deposits	21	185,000	—	—
Other receivables	20	—	1,261	205

		5,687,876	5,871,529	953,743

Current assets
Inventories	17	2,334,052	1,921,180	312,067
Trade and bills receivables	19	7,437,948	8,113,094	1,317,852
Prepayments		57,858	43,971	7,142
Other receivables	20	316,181	244,740	39,755
Prepaid operating leases	12	12,243	13,498	2,193
Other current assets	18	70,162	56,290	9,144
Cash and cash equivalents	21	2,596,536	2,291,345	372,195
Short-term investments	21	110,524	193,440	31,421
Restricted cash	21	669,788	24,249	3,939

		13,605,292	12,901,807	2,095,708

Total assets		19,293,168	18,773,336	3,049,451

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2013	31.12.2014	31.12.2014
		Rmb’000	Rmb’000	US$’000

EQUITY AND LIABILITIES

Equity
Issued capital	23	1,724,196	1,840,227	298,918
Preference shares	23	21	21	3
Statutory reserves	25	300,718	302,780	49,182
Capital reserves		2,932	2,932	476
Retained earnings		4,471,075	4,924,767	799,956
Other components of equity		(107,369)	(82,295)	(13,368)

Equity attributable to equity holders of the parent		6,391,573	6,988,432	1,135,167
Non-controlling interests		2,042,592	2,163,382	351,409

Total equity		8,434,165	9,151,814	1,486,576

Non-current liabilities
Interest-bearing loans and borrowings	15(b)	1,028,396	1,077,716	175,059
Other liabilities	15(a)	43	128	21
Deferred tax liabilities	9	141,617	134,224	21,803
Deferred grants	16	310,965	313,004	50,843
Other payables	27	106,594	120,588	19,588

		1,587,615	1,645,660	267,314

Current liabilities
Trade and other payables	27	7,611,894	6,426,708	1,043,924
Interest-bearing loans and borrowings	15(b)	1,230,981	1,209,001	196,384
Other liabilities	15(a)	13	92	15
Provision for taxation		122,562	41,509	6,743
Provision for product warranty	28	305,938	298,552	48,495

		9,271,388	7,975,862	1,295,561

Total liabilities		10,859,003	9,621,522	1,562,875

Total equity and liabilities		19,293,168	18,773,336	3,049,451

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital	Preference shares	Statutory reserves	Capital reserves	Retained earnings	Reserves of assets classified as held for sale	Foreign currency translation reserve	Performance shares reserve	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2012	1,724,196	21	297,109	2,932	3,626,714	—	(97,992)	(85)	—	(10,692)	5,542,203	1,807,958	7,350,161

Profit for the year	—	—	—	—	567,333	—	—	—	—	—	567,333	204,005	771,338
Other comprehensive loss	—	—	—	—	—	—	(5,410)	—	—	—	(5,410)	(3,684)	(9,094)

Total comprehensive income for the year	—	—	—	—	567,333	—	(5,410)	—	—	—	561,923	200,321	762,244
Transfer to statutory reserves	—	—	1,686	—	(1,686)	—	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(76,510)	(76,510)
Dividends declared and paid (US$0.90 per share)	—	—	—	—	(211,729)	—	—	—	—	—	(211,729)	—	(211,729)
Liquidation of a subsidiary	—	—	(85)	—	—	—	—	—	—	—	(85)	—	(85)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	10,692	10,692	(64,953)	(54,261)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(925)	(925)	(1,028)	(1,953)
Transaction with non-controlling interests	—	—	—	—	—	—	—	—	(166)	—	(166)	4,166	4,000
Reserves attributable to assets classified as held for sale	—	—	—	—	—	(13,784)	13,784	—	—	—	—	—	—

At December 31, 2012	1,724,196	21	298,710	2,932	3,980,632	(13,784)	(89,618)	(85)	(166)	(925)	5,901,913	1,869,954	7,771,867

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

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 23)	Preference shares (Note 23)	Statutory reserves (Note 25)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 25)	Performance shares reserve (Note 25)	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2014	1,724,196	21	300,718	2,932	4,471,075	(106,359)	(85)	—	(925)	6,391,573	2,042,592	8,434,165

Profit for the year	—	—	—	—	730,280	—	—	—	—	730,280	291,466	1,021,746
Other comprehensive income	—	—	—	—	—	10,964	—	—	—	10,964	504	11,468

Total comprehensive income for the year	—	—	—	—	730,280	10,964	—	—	—	741,244	291,970	1,033,214
Shares issued during the year (Note 23)	116,031	—	—	—	—	—	—	—	—	116,031	—	116,031
Transfer to statutory reserves	—	—	2,064	—	(2,064)	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(162,331)	(162,331)
Dividends declared and paid (US$1.20 per share) (Note 24)	—	—	—	—	(274,524)	—	—	—	—	(274,524)	—	(274,524)
Cost of share-based compensation	—	—	—	—	—	—	5,348	—	—	5,348	—	5,348
Liquidation of a subsidiary	—	—	(2)	—			—	—	—	(2)	—	(2)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	8,762	—	8,762	(8,849)	(87)

At December 31, 2014	1,840,227	21	302,780	2,932	4,924,767	(95,395)	5,263	8,762	(925)	6,988,432	2,163,382	9,151,814

US$’000	298,918	3	49,182	476	799,956	(15,496)	855	1,423	(150)	1,135,167	351,409	1,486,576

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000

Operating activities

Profit before tax	913,576	1,162,119	1,201,385	195,148
Adjustments to reconcile profit before tax to net cash flows:
Allowance for doubtful debts written back (net)	(19,647)	(11,775)	(1,595)	(260)
Inventories written down	23,478	7,061	21,297	3,459
Reversal of write-down of inventories	(47,504)	(27,665)	(24,694)	(4,011)
Depreciation of property, plant and equipment	335,337	377,110	418,675	68,008
Amortization of prepaid operating leases	13,148	11,829	12,581	2,044
Dividend income from held for trading investment	(3,245)	(1,009)	(989)	(161)
Impairment of property, plant and equipment	8,026	9,163	10,433	1,695
Write-off of property, plant and equipment	—	—	15	2
Impairment of intangible asset	—	—	60,000	9,746
Share of net loss of associates and joint ventures	36,869	79,086	29,755	4,834
Exchange (gain)/loss	(19,399)	16,736	13,044	2,119
Fair value loss/(gain) on foreign exchange forward contract	9,467	(12,198)	2,731	443
Loss on disposal of property, plant and equipment	24,623	3,427	5,984	972
Gain on disposal of prepaid operating leases	—	(11,437)	(194)	(32)
Loss on disposal of subsidiaries	9,436	363	—	—
Loss on disposal of other investments	498	—	—	—
Gain on disposal of held for trading investment	—	(3,484)	—	—
Gain on disposal of assets classified as held for sale	—	(7,292)	—	—
Finance costs	213,019	161,211	156,670	25,449
Interest income	(99,685)	(78,939)	(45,824)	(7,443)
Fair value (gain)/loss on held for trading investment	(8,237)	2,866	5,250	853
Cost of share-based payments	—	—	5,360	871
Gains arising from acquisitions	—	—	(95,192)	(15,463)
Write off of trade and other payables	—	—	(42,437)	(6,893)

Total adjustments	1,389,760	1,677,172	1,732,255	281,380

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000

Changes in working capital
Decrease/(increase) in inventories	428,699	(302,693)	433,630	70,437
Decrease/(increase) in trade and other receivables	179,389	(1,322,998)	(85,712)	(13,923)
(Decrease)/increase in trade and other payables	(329,148)	790,171	(1,140,069)	(185,187)
Decrease/(increase) in balances with related parties	43,684	(90,891)	(137,956)	(22,409)
Decrease in development properties	3,234	8,923	828	134

Cash flows from operating activities	1,715,618	759,684	802,976	130,432
Income taxes paid	(203,426)	(170,042)	(267,290)	(43,417)

Net cash flows from operating activities	1,512,192	589,642	535,686	87,015

Investing activities
Acquisition of subsidiaries	—	—	(16,690)	(2,711)
Additional investment in a subsidiary	—	—	(87)	(14)
Acquisition/additional investment in associates and joint ventures	—	(19,720)	(462)	(75)
Dividend received from held for trading investment	3,245	1,009	989	161
Dividends received from joint ventures	10,116	1,054	258	42
Interest received	99,685	70,608	50,081	8,135
Proceeds from disposal of other investments	6,786	—	—	—
Proceeds from disposal of held for trading investment	—	21,341	—	—
Payment for prepaid operating leases	(8,561)	(58,941)	(8,300)	(1,348)
Proceeds from disposal of prepaid operating leases	—	19,792	2,518	409
Additions of intangible asset	(108,082)	(4,640)	(21,515)	(3,495)
Proceeds from disposal of property, plant and equipment	27,440	15,169	16,113	2,617
Purchase of property, plant and equipment	(643,457)	(441,434)	(660,930)	(107,358)
Proceeds from disposal of subsidiaries, net of cash disposed	38,056	9,504	—	—
Proceeds from disposal of assets classified as held for sale	—	84,497	—	—
Proceeds from government grants	68,637	43,694	14,562	2,365
Placement of fixed deposits with banks	—	(319,619)	(97,069)	(15,767)
Withdrawal of fixed deposits from banks	—	24,095	197,513	32,083

Net cash flows used in investing activities	(506,135)	(553,591)	(523,019)	(84,956)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000

Financing activities
Dividends paid to non-controlling interests	(76,510)	(72,744)	(156,908)	(25,487)
Dividends paid to equity holders of the parent	(211,729)	(207,708)	(158,493)	(25,745)
Interest paid and discounting on bills receivable	(231,523)	(159,497)	(153,617)	(24,953)
Payment of finance lease liabilities	—	(25)	(71)	(12)
Proceeds from borrowings	3,582,740	2,895,844	1,924,613	312,625
Repayment of borrowings	(4,835,507)	(3,078,286)	(1,939,054)	(314,971)
Capital contributions from non-controlling interests	4,000	—	—	—
Placement of fixed deposits pledged with banks for banking facilities	(240,566)	(167,329)	—	—
Withdrawal of fixed deposits pledged with banks for banking facilities	111	240,566	168,781	27,416
Acquisition of non-controlling interests	(1,953)	(4,000)	—	—

Net cash flows used in financing activities	(2,010,937)	(553,179)	(314,749)	(51,127)

Net decrease in cash and cash equivalents	(1,004,880)	(517,128)	(302,082)	(49,068)
Cash and cash equivalents at January 1	4,124,776	3,127,602	2,596,536	421,769
Effect of exchange rate changes on balances in foreign currencies	7,706	(13,938)	(3,109)	(506)

Cash and cash equivalents at December 31	3,127,602	2,596,536	2,291,345	372,195

Significant non-cash investing and financing transactions

For the years ended December 31, 2012, 2013 and 2014, certain customers settled their debts with trade bills amounting to Rmb 11,987 million, Rmb 14,012 million and Rmb 14,117 million (US$ 2,293 million) respectively. These outstanding trade bills were classified as bills receivables in the financial statements.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2014 were authorized for issue in accordance with a resolution of the directors on April 15, 2015. China Yuchai International Limited is a limited company incorporated under the laws of Bermuda whose shares are publicly traded. The registered office of the Company is located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. The principal place of business of the Company is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581.

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

Yuchai established three direct subsidiaries, Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) and Yuchai Express Guarantee Co. Ltd (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion. YEGCL has no more guarantee commitments remaining at the end of 2011. As YEGCL is a non-core business of the Group, on December 27, 2012, Yuchai disposed of its entire shareholdings in YEGCL to one of the subsidiaries of State Holding Company for a consideration of Rmb 85.8 million, and resulted in a loss of Rmb 10.9 million. As at December 31, 2014, Yuchai held an equity interest of 71.83% and 97.14% respectively in YMMC and YAMC. As at December 31, 2014, YMMC had direct controlling interests in 30 subsidiaries (2013: 29 subsidiaries) which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC.

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

On May 22, 2012, further to discussion between Yuchai, Geely and Yinlun, in order to streamline the operations of both joint venture companies and to ensure that Yuchai’s resources and costs are prudently allocated, a share swap agreement had been entered into between Yuchai, Geely and Yinlun such that Yuchai exits from Zhejiang Yuchai and focuses only on Jining Yuchai. The share swap involved Yuchai transferring its 52% shareholding in Zhejiang Yuchai to Yinlun, and Yinlun transferring its 18% shareholding in Jining Yuchai to Yuchai. Jining Yuchai has paid Zhejiang Yuchai a total consideration of Rmb 24.8 million which Zhejiang Yuchai had previously paid to Zhejiang Haoqing Manufacturing Co., Ltd. in respect of development of technology for 4D20 diesel engines. Upon the completion of the share swap on June 7, 2012, Yuchai holds a 70% shareholding in Jining Yuchai with Geely maintaining its 30% shareholding in Jining Yuchai. The technology for the 4D20 diesel engines purchased from Geely is entirely owned by Jining Yuchai. The share swap between Yuchai and Yinlun resulted in a cash payment of Rmb 25 million from Yinlun to Yuchai. Management considered that terms and conditions of these two arrangements and their economic effects and accounted for these transactions as a single transaction.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.2	Investment in Guangxi Yuchai Machinery Company Limited (cont’d)

(a)	Cooperation with Zhejiang Geely Holding Group Co. Ltd. (cont’d)

On September 28, 2014, Yuchai transferred its entire 70% shareholding interest in Jining Yuchai to an independent third party (the “Purchaser”) for a consideration of Rmb 1.00. Pursuant to the transfer, Yuchai entered into the following agreements with the Purchaser and Jining Yuchai:

(i)	Loan Agreement

Under the terms of the loan agreement entered into between the Purchaser and Jining Yuchai with Yuchai and its wholly-owned subsidiary, Guangxi Yulin Hotel Company Limited (“Lenders”), the Lenders agreed to extend loans with tenure of two years, of amounts not exceeding Rmb 70 million, to Jining Yuchai, by way of entrusted loans, and such loans are solely to be utilised for Jining Yuchai’s working capital purpose. As collateral for the loans, the Purchaser has agreed to pledge its entire shareholding interest in Jining Yuchai to the Lenders and Jining Yuchai has agreed to pledge all of its legal properties (including but not limited to buildings, land and machineries. etc.) to the Lenders. In the event of a breach of the Loan Agreement by Jining Yuchai, the Lenders are accorded the right to sell the pledged property and shareholding interest of the Purchaser in Jining Yuchai to ensure repayment of the loans granted by the Lenders.

In addition, in consideration of the Lenders’ financial support to Jining Yuchai, as long as the Purchaser remains a shareholder in Jining Yuchai, irrespective of whether the loans remain outstanding or not, the Purchaser is prohibited from transferring all or part of its shareholding interest in Jining Yuchai to any third party without the prior written consent of the Lenders. The Purchaser has also granted the Lenders an irrevocable option to acquire all of its shareholding in Jining Yuchai at any time at a consideration not exceeding Rmb 250. These two provisions are also contained in a separate undertaking letter issued and signed by the purchaser to the Lenders.

The Purchaser, as long as it remains a shareholder in Jining Yuchai, will consult with the Lenders prior to the exercise of any of its powers in relation to Jining Yuchai. The Lenders have the right to recommend for appointment of Jining Yuchai’s legal representative and executive director.

(ii)	Management Agreement

Under the management agreement entered into between Yuchai and the purchaser, Yuchai has been appointed by the Purchaser to manage Jining Yuchai in all matters relating to the running of its operations and management of its assets. The term of the agreement is for one year which may be extended upon mutual agreement and the management fee is Rmb 240 per annum.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.2	Investment in Guangxi Yuchai Machinery Company Limited (cont’d)

(a)	Cooperation with Zhejiang Geely Holding Group Co. Ltd. (cont’d)

(iii)	Waiver of trade payables

A gain of Rmb 36 million (US$5.8 million) related to waiver of trade payables due to Geely was recognized in the “Other operating income” in the Group’s statement of profit or lose for the year ended December 31, 2014.

The difference of Rmb 8,762 (US$1,423) between the consideration and the carrying value of the additional interest acquired has been recognised as discount on acquisition of non-controlling interests within equity.

Yuchai through the above-mentioned contractual arrangements has the power to exercise effective control and is able to direct the activities of Jining Yuchai that most significantly affect its economic performance, and has the exposure or rights to receive benefits from Jining Yuchai from its involvement. Accordingly, Yuchai continues to consolidate the financial results of Jining Yuchai.

(b)	Cooperation with Caterpillar (China) Investment Co., Ltd.

On December 11, 2009, Yuchai, pursuant to a Joint Venture Agreement entered into with Caterpillar (China) Investment Co., Ltd. (“Caterpillar”), incorporated Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“Yuchai Remanufacturing”) in Suzhou, Jiangsu province to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar’s diesel engines and components. The registered capital of Yuchai Remanufacturing is US$200 million. Yuchai holds 51% and Caterpillar holds the remaining 49% in the joint venture. Yuchai and Caterpillar hold joint control in governing the financial and operating policies of the joint venture and Caterpillar has veto rights in relation to certain key decisions despite having only 49% voting rights. As such, Yuchai accounted for Yuchai Remanufacturing as a joint venture as at December 31, 2013.

On September 4, 2014, Yuchai, pursuant to an Equity Transfer Agreement entered into with Caterpillar, obtained 49% of equity interest in Yuchai Remanufacturing from Caterpillar. Upon the completion of the equity transfer transaction, Yuchai became legal and beneficial owner of 100% of the equity interest in Yuchai Remanufacturing. From the date of acquisition, Yuchai began to consolidate the financial results of Yuchai Remanufacturing. For details, please refer to Note 4.

(c)	Cooperation with Chery Automobile Co., Ltd.

On August 11, 2009, Yuchai, pursuant to a Framework Agreement entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd. and Chery Automobile Co., Ltd., and Shenzhen City Jiusi Investment Management Co., Ltd. (“Jiusi”), incorporated Y & C Engine Co., Ltd. (“Y & C”) in Wuhu, Anhui province to produce heavy duty vehicle engines with the displacement range from 10.5L to 14L including the engines of YC6K series. The registered capital of the Y & C is Rmb 500 million. Yuchai and Jirui United each hold 45% in the joint venture with Jiusi holding the remaining 10%.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.2	Investment in Guangxi Yuchai Machinery Company Limited (cont’d)

(c)	Cooperation with Chery Automobile Co., Ltd. (cont’d)

In October 2014, Jiusi, Jirui United and Yuchai agreed to Jiusi transferring 5% of its shareholding interest in Y & C to Jirui United. As a result, Jirui United’s shareholding interest in Y & C increased to 50%.

Yuchai and Jirui United hold joint control in governing the financial and operating policies of the joint venture, and share the financial results of Y & C based on respective shareholding percentage accordingly.

(d)	Cooperation with Guangxi Skylink Software Technology Co., Ltd.

On February 8, 2013, Yuchai, pursuant to a joint venture agreement entered into with Guangxi Skylink Software Technology Co., Ltd. (“Guangxi Skylink”), incorporated Guangxi Yineng IOT Science & Technology Co., Ltd. (“Yineng”) in Nanning, Guangxi province, to design, develop, manage and market an Electronic Operations Management Platform. The registered share capital of Yineng is Rmb 36 million. Yuchai holds 40% and Guangxi Skylink holds the remaining 60% in the joint venture. Yuchai and Guangxi Skylink hold joint control in governing the financial and operating policies of the joint venture, and share the financial results of Yineng based on respective shareholding percentage accordingly.

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

As of December 31, 2014, the Group’s shareholding interests in TCL remained at 7.7%.

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

On the same date, the Group transferred 24,189,170 of Series B RCPS in the capital of HLGE, representing 100% of the remaining unconverted Series B RCPS, to the Trustee for a nominal consideration of S$1.00 for the purpose of the Trust. Pursuant to the Articles of Association of HLGE, the 24,189,170 of Series B RCPS held by the Trustee were converted into 24,189,170 new ordinary shares in the capital of HLGE on January 16, 2012, and the new ordinary shares which rank pari passu in all respects with the existing issued ordinary shares, were held by the Trustee under the Trust. As disclosed in Note 3.1, the Trust, being a special purpose entity, has been consolidated.

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

In 2014, the Group purchased in the open market an aggregate of 465,000 ordinary shares in the capital of HLGE. As of December 31, 2014, the Group’s interest in HLGE increased from 50.1% to 50.2%, net of the ordinary shares held by the Trustee under the Trust.

The Group considers HLGE as a subsidiary as it has power to exercise effective control and direct the activities of HLGE that most significantly affect its economic performance and has the exposure or rights to receive benefits from HLGE from its involvement.

2.	Basis of preparation and accounting policies

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and held for trading investment that have been measured at fair value. The consolidated financial statements are presented in Renminbi (“Rmb”) and all values are rounded to the nearest thousand (“Rmb’000”) except when otherwise indicated.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2014. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee

•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognised in profit or loss. Any investment retained is recognised at fair value.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies

(a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

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

The Group’s investments in its associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

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

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognizes the loss as “Share of profit of associates” and “Share of losses of joint ventures” in the statement of profit or loss.

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

(c)	Current versus non-current classification

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset as current when it is:

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

The Group measures financial instruments, such as held for trading investments and derivatives, at fair value at each balance sheet date. Fair value related disclosures for financial instruments that are measured at fair value are summarized in the following notes:

•	Quoted equity shares Note 34

•	Foreign exchange forward contract Note 34

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

The principal or the most advantageous market must be accessible by the Group.

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

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange at the reporting date.

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

For the US Dollar convenience translation amounts included in the accompanying consolidated financial statements, the Rmb equivalent amounts have been translated into US Dollar at the rate of Rmb 6.1563 = US$1.00, the rate quoted by the People’s Bank of China (“PBOC”) at the close of business on March 9, 2015. No representation is made that the Rmb amounts could have been, or could be, converted into US Dollar at that rate or at any other rate prevailing on March 9, 2015 or any other date.

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

The specific recognition criteria described below must also be met before revenue is recognized.

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

Interest income

For all financial instruments measured at amortized cost and interest-bearing financial assets classified as available-for-sale, interest income is recorded using the effective interest rate (“EIR”). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in “Other operating income” in the statement of profit or loss.

Rental income

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature.

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

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

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

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

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

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax, except:

•

When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable

•	When receivables and payables are stated with the amount of sales tax included

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

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale or for distribution.

Assets and liabilities classified as held for sale or for distribution are presented separately as current items in the statement of financial position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations

•	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or

•	Is a subsidiary acquired exclusively with a view to resale

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

(j)	Cash dividend and non-cash distribution to equity holders of the parent

The Company recognises a liability to make cash or non-cash distributions to equity holders of the parent when the distribution is authorized and the distribution is no longer at the discretion of the Company. A distribution is authorized when it is approved by the shareholders. A corresponding amount is recognized directly in equity.

Non-cash distributions are measured at the fair value of the assets to be distributed with fair value measurement recognized directly in equity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(j)	Cash dividend and non-cash distribution to equity holders of the parent (cont’d)

Upon distribution of non-cash asset, any difference between the carrying amount of the liabilities and the carrying amount of the assets distributed is recognized in the statement of profit or loss.

(k)	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Freehold land has an unlimited useful life and therefore is not depreciated. Asset under construction included in plant and equipment are not depreciated as these assets are not yet ready for intended use. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Freehold buildings	:	50 years
Leasehold land, buildings and improvements	:	Shorter of 15 to 50 years or lease term
Plant and machinery	:	3 to 20 years (Note 3.2)
Office furniture, fittings and equipment	:	3 to 20 years
Motor and transport vehicles	:	3.5 to 15 years

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

(l)	Research and development costs

Research costs are expensed as incurred. The Group received research and development subsidies of Rmb 34,489 and Rmb 15,798 (US$2,566) for the years ended December 31, 2013 and 2014 respectively.

The subsidies received are recognized as deferred grants and net off against research and development expenses when earned.

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. Development costs are amortized over the period of expected future benefit, and is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. As of December 31, 2012, 2013 and 2014, capitalized development expenditures are not amortized because the intangible asset has not been completed and is not available for use or sale.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – initial recognition and subsequent measurement

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

For purposes of subsequent measurement, financial assets are classified in four categories:

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – initial recognition and subsequent measurement (cont’d)

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

The EIR amortization is included in “Other operating income” in the statement of profit or loss. The losses arising from impairment are recognized in the statement of profit or loss in finance costs for loans and in cost of sales or other operating expenses for receivables.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income in the statement of profit or loss. The losses arising from impairment are recognized in the statement of profit or loss as finance costs. The Group did not have any held-to-maturity investments during the years ended December 31, 2013 and 2014.

Available-for-sale (“AFS”) financial assets

AFS financial assets include equity investments and debt securities. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, AFS financial assets are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the AFS reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the statement of profit or loss in finance costs. Interest earned whilst holding AFS financial assets reported as interest income using the EIR method.

The Group evaluates whether the ability and intention to sell its AFS financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if the management has the ability and intention to hold the assets for foreseeable future or until maturity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

Available-for-sale (“AFS”) financial assets (cont’d)

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

De-recognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Impairment of financial assets

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in statement of profit or loss. Interest income (recorded as “Other operating income” in the statement of profit or loss) continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the statement of profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Impairment of financial assets (cont’d)

AFS financial assets

For AFS financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the statement of profit or loss – is removed from OCI and recognized in the statement of profit or loss. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized in OCI.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – initial recognition and subsequent measurement (cont’d)

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

The Group’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

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

Financial liabilities designated upon initial recognition at fair value through profit and loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied. The Group has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial liabilities (cont’d)

Subsequent measurement (cont’d)

Loans and borrowings (cont’d)

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings. For more information, please refer to Note 15(b).

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de-recognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

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

The Group does not apply hedge accounting.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Inventories

Inventories are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials: purchase cost on a weighted average basis

•	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(o)	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

Impairment losses, including impairment on inventories, are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill and intangible assets with indefinite useful lives, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(o)	Impairment of non-financial assets (cont’d)

Goodwill

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with definite useful lives are tested for impairment annually as at December 31 either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

(p)	Cash and cash equivalents

Cash and bank balances comprise cash at banks and on hand and short-term deposits with insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts and restricted cash.

(q)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Prepaid operating lease

Prepaid operating lease represents payments made to the PRC land bureau for land use rights, which are charged to expense on a straight-line basis over the respective periods of the rights which are in the range of 15 to 50 years.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(q)	Leases (cont’d)

Group as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit or loss.

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

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

(r)	Borrowing costs

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(r)	Borrowing costs (cont’d)

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

(s)	Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Product warranty

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. Warranties extend for a duration (generally 12 months to 36 months) or mileage (generally 50,000 kilometers to 300,000 kilometers), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated statement of financial position. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(t)	Pensions and other post-employment benefits

The Group participates in and makes contributions to the national pension schemes as defined by the laws of the countries in which it has operations. The contributions are at a fixed proportion of the basic salary of the staff. Contributions are recognized as compensation expense in the period in which the related services are performed.

(u)	Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefits expense (Note 26). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The statement of profit or loss expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in employee benefits expense (Note 26).

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense had the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 10).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(v)	Development properties

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

(w)	Related parties

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group and Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Group or Company or of a parent of the Company.

(b)	An entity is related to the Group and the Company if any of the following conditions applies :

(i)	the entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is controlled or jointly controlled by a person identified in (a).

(vi)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(x)	Segment reporting

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

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and revised standards and amendments to IFRS effective as of January 1, 2014:

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. These amendments have no impact on the Group, since none of the entities in the Group has any offsetting arrangements.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. These amendments have no impact on the Group as the Group has not novated its derivatives during the current or prior periods.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. This interpretation has no impact on the Group as it has applied the recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at 1 January 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Group.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at 1 January 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Group, since the Group is an existing IFRS preparer.

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

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is expected to have an effect on the classification, measurement and impairment of the Group’s financial assets, but no impact on the classification, measurement and impairment of the Group’s financial liabilities.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate-regulation and the effects of that rate-regulation on its financial statements. IFRS 14 is effective for annual periods beginning on or after 1 January 2016. Since the Group is an existing IFRS preparer, this standard would not apply.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2017 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between the requirements in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, when accounting for the sale or contribution of a subsidiary to a joint venture or associate (resulting in the loss of control of the subsidiary). The amendments are required to be applied for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments have no impact on the Group’s financial position or performance.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address the following issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements:

•

Exemption from preparing consolidated financial statements: the amendments clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

•

Subsidiary that provides services that support the investment entity’s investment activities: the amendments clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value.

•

Application of the equity method by a non-investment entity that has an interest in an associate or joint venture that is an investment entity: the amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

The amendments are effective for annual periods beginning on or after 1 January 2016. The amendments have no impact on the Group’s financial position or performance.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Amendments to IAS 1 Disclosure Initiative

The amendments clarify that:

•	Entities must not reduce the understandability of its financial statements by aggregating items that have different characteristics or by overwhelming useful information with immaterial information

•	The materiality guidance applies to the financial statements as a whole, including the primary statements and the notes and disclosures are only required if the information is material

•

The presentation requirements for the list of line items presented in the statement of financial position or the statement of profit or loss and other comprehensive income may be fulfilled by disaggregating a specific line item and introduces the requirements for an entity when presenting subtotals

•	Entities should consider understandability and comparability of its financial statements by introducing flexibility when designing the structure of the notes to the financial statements

•	Entities present their share of items of other comprehensive income (OCI) arising from associates and joint ventures accounted for by using equity method separately from the rest of OCI

The amendments are effective for annual periods beginning on or after 1 January 2016. The amendments have no impact on the Group’s financial position or performance.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after 1 July 2014. It is not expected that this amendment would be relevant to the Group, since none of the entities within the Group has defined benefit plans with contributions from employees or third parties.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Annual improvements 2010-2012 Cycle

These improvements are effective from 1 July 2014 and are not expected to have a material impact on the Group. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition

•	A performance target must be met while the counterparty is rendering service

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group

•	A performance condition may be a market or non-market condition

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarifies that:

•

An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”

•

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortisation is the difference between the gross and carrying amounts of the asset.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Annual improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and are not expected to have a material impact on the Group. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not re-measured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Annual improvements 2011-2013 Cycle (cont’d)

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group as the Group does not have any bearer plants.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments will not have any impact on the Group’s consolidated financial statements.

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

Operating lease commitments – Group as lessor

The Group has leased out some of its assets, including surplus office and manufacturing buildings. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a major part of the economic life of the commercial property and the fair value of the asset, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.

Cash and cash equivalents

The Group’s cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. To determine whether a fixed deposit meets the definition of cash and cash equivalents, the Group considers factors such as its intention to hold the fixed deposit to meet short-term cash requirements and maturity and terms of such deposit. The carrying amount of cash and cash equivalents as at December 31, 2013 and 2014 are disclosed in Note 21.

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

The Group considers HLGE as a subsidiary as it has power to exercise effective control and direct the activities of HLGE that most significantly affect its economic performance and has the exposure or rights to receive benefits from HLGE from its involvement. Therefore, HLGE is consolidated in the Group’s consolidated financial statements.

Consolidation of a structured entity

As discussed in Note 1.2(a) above, on July 1, 2014, pursuant to the Equity Transfer Agreement entered into between Yuchai and an independent third party (the “Purchaser”), Yuchai disposed its equity interest in Jining Yuchai amounting to Rmb 105 million (representing 70% of Jining Yuchai’s total share capital), for a consideration of Rmb 1.00. Geely also entered into an agreement to dispose their entire stake in Jining Yuchai to the Purchaser on June 18, 2014. In connection with the equity transfer transaction, Yuchai and the Purchaser entered into a Service Management Agreement on October 13, 2014. In accordance with the terms of the Service Management Agreement, the Purchaser appoints Yuchai to direct Jining Yuchai’s operating activities, manage Jining Yuchai’s assets and employees, and the Purchaser, in return, will pay Yuchai Rmb 240 per annum for the management services rendered. On the same day, Yuchai, Yulin Hotel, the Purchaser and Jining Yuchai also entered into a Loan Agreement. In this Loan Agreement, Yuchai and Yulin Hotel agreed to extend a loan facility of Rmb 70 million to Jining for tenure of two years from the date of the agreement, solely for Jining’s daily operation purpose. In addition, Yuchai has the right to appoint the sole director and legal representative of Jining Yuchai.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Judgments (cont’d)

Consolidation of a structured entity (cont’d)

Based on the contractual terms, the Group assessed that the voting rights in Jining Yuchai are not the dominant factor in deciding who controls the entity. Also, it is assessed that there is insufficient equity financing to allow Jining Yuchai to finance its activities without the non-equity financial support from Yuchai. Therefore, the Group concluded that Jining Yuchai is a structured entity under IFRS 10 and, through the contractual arrangements, has the power to exercise effective control and is able to direct the activities of Jining Yuchai that most significantly affect its economic performance, and has the exposure or rights to receive benefits from Jining Yuchai from its involvement. Therefore, Jining Yuchai continues to be consolidated in the Group’s consolidated financial statements.

De-recognition of bills receivable

The Group sells bills receivable to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. This involves management assumptions relating to the transfer of risks and rewards of the bills receivable when discounted. At the time of sale of the bills receivable to the banks, the risks and rewards relating to the bills receivable are substantially transferred to the banks. Accordingly, bills receivable are de-recognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 19.

3.2	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next eight to fifteen years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognised by the Group. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 6, Note 13 and Note 14.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Share-based payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26 to the financial statements.

Useful lives of plant and machinery

The costs of plant and machinery of the Group are depreciated on a straight-line basis over the useful lives of the plant and machinery. Management estimates the useful lives of the plant and machinery to be within 3 to 20 years (Note 2.3(k)). These are common life expectancies applied in the industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of the plant and machinery, therefore future depreciation charges could be revised. The carrying amount of the Group’s plant and machinery as of December 31, 2014 is disclosed in Note 11. A 5% decrease in the expected useful life of the plant and machinery from management’s estimate would decrease the Group’s profit before tax approximately Rmb 17,040 (US$2,768) (2013: Rmb 15,564).

Impairment of property, plant and equipment

Long-lived assets to be held and used, such as property, plant and equipment and construction-in-progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of carrying amount of an asset to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows or fair value less cost of disposal.

Assets to be disposed of would be separately presented in the consolidated statement of financial position and reported at the lower of the carrying amount or fair value less cost of disposal, and are no longer depreciated. Further details of the key assumptions applied in the impairment assessment of property, plant and equipment are disclosed in Note 11 to the financial statements.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2013 and 2014 are Rmb 389,077 and Rmb 388,282 (US$63,071) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Deferred tax assets (cont’d)

The Group has unrecognized tax loss carried forward amounting to Rmb 354,606 and Rmb 538,202 (US$87,423) as of December 31, 2013 and 2014 respectively. These losses relate to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Group. The subsidiary has no temporary taxable differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by Rmb 104,781 (US$17,020) for year ended December 31, 2014 (2013: Rmb 60,690).

Allowance for doubtful accounts

The Group makes allowances for doubtful debts based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of allowance for doubtful accounts as of December 31, 2013 and 2014 were Rmb 29,808 and Rmb 23,968 (US$3,893) respectively.

Inventory provision

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of inventory provision as at December 31, 2013 and 2014 were Rmb 105,610 and Rmb 108,353 (US$17,600) respectively.

Provision for product warranty

The Group recognizes a provision for product warranty in accordance with the accounting policy stated on Note 2.3(s). The Group has made assumptions in relation to historical warranty cost per unit of engines sold. The carrying amounts of the provision of product warranty as at December 31, 2013 and 2014 were Rmb 305,938 and Rmb 298,552 (US$48,495) respectively.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Please refer to Note 34 for details of fair value measurements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Estimation of fair value in business acquisitions

The fair value of assets and liabilities identified during acquisition is based on management’s assessment of fair values. No contingent liability or material intangible assets were identified and recognized. Fair value is the estimated amount for which these assets and liabilities could be exchanged on the date of valuation between a willing buyer and willing seller in an arm’s length transaction. The process of estimating fair value involves significant judgment and estimation. The fair values of the acquired assets are disclosed in Note 4 to the financial statements.

Development costs

The Group capitalizes development costs in accordance with the accounting policy. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. At December 31, 2014, the carrying amount of capitalized development costs was Rmb 108,526 (US$17,628) (2013: Rmb 145,283).

Withholding tax

The China’s Unified Enterprise Income Tax Law (“CIT law”) also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. The carrying amounts of withholding tax provision as of December 31, 2013 and 2014 are Rmb 141,172 and Rmb 133,788 (US$21,732) respectively.

The Company estimated the withholding tax by taking into consideration the dividend payment history of Yuchai and the operating cash flow needs of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2013	31.12.2014
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4

Guangxi Yulin Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	74.2	74.2

Guangxi Yuchai Machinery Monopoly Development Co., Ltd.	People’s Republic of China	54.9	54.9

Xiamen Yuchai Diesel Engines Co., Ltd.	People’s Republic of China	76.4	76.4

Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4

Jining Yuchai Engine Company Limited (i)	People’s Republic of China	53.5	—	(i)

Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (ii)	People’s Republic of China	39.0	76.4	(ii)

HL Global Enterprises Limited (iii)	Singapore	50.1	50.2

Note:

(i)

On September 28, 2014, Yuchai disposed its 70% equity interest in Jining Yuchai. Subsequently, through contractual arrangements, Yuchai obtained 100% control in Jining Yuchai. For details, please refer to Note 1.2(a).

(ii)

On September 4, 2014, Yuchai obtained the remaining 49% of equity interest in Yuchai Remanufacturing. Upon the completion of the equity transfer transaction, Yuchai became legal and beneficial owner of 100% of equity interest in Yuchai Remanufacturing. For details, please refer to Note 1.2(b).

(iii)

During the year ended December 31, 2014, the Group purchased in the open market an aggregate of 465,000 ordinary shares in the capital of HLGE. As a result, the Group’s interest in HLGE increased to 50.2%, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust (Note 1.4).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

The Group has the following subsidiaries that have non-controlling interests (“NCI”) that are material to the Group.

	31.12.2012	31.12.2013	31.12.2014
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%
YMMC	28.2%	28.2%	28.2%

	31.12.2012 Rmb’000	31.12.2013 Rmb’000	31.12.2014 Rmb’000	31.12.2014 US$’000
Accumulated balances of material NCI
Yuchai		1,786,116	1,931,591	313,758
YMMC		144,923	120,567	19,584

Profit allocated to material NCI
Yuchai	183,116	237,658	248,789	40,412
YMMC	24,276	28,958	31,984	5,195

Dividends paid to material NCI
Yuchai	72,526	72,526	105,991	17,217
YMMC	3,984	218	56,340	9,152

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

	31.12.2012
	Yuchai Rmb’000	YMMC Rmb’000
Summarized statement of comprehensive income
Revenue	13,411,384	1,560,067

Profit for the year representing total comprehensive income	776,247	86,178

Attributable to NCI	183,116	24,276

Summarized statement of cash flows
Operating	1,530,987	118,853
Investing	(524,161)	(10,580)
Financing	(2,041,239)	(1,424)

Net (decrease) / increase in cash and cash equivalents	(1,034,413)	106,849

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

	31.12.2013
	Yuchai	YMMC
	Rmb’000	Rmb’000
Summarized statement of financial position
Current assets	13,176,353	743,803
Non-current assets, excluding goodwill	5,244,795	367,570
Goodwill	212,636	—
Current liabilities	(9,195,395)	(571,507)
Non-current liabilities	(1,445,955)	(3,568)

Net assets	7,992,434	536,298
Less: Non-controlling interests of the subsidiaries	(208,303)	(21,840)

Total equity	7,784,131	514,458

Attributable to NCI	1,786,116	144,923

Summarized statement of comprehensive income
Revenue	15,870,380	1,546,612

Profit for the year representing total comprehensive income	1,007,454	102,797

Attributable to NCI	237,658	28,958

Summarized statement of cash flows
Operating	621,561	(13,376)
Investing	(555,722)	(211,219)
Financing	(583,757)	(4,218)

Net decrease in cash and cash equivalents	(517,918)	(228,813)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

	31.12.2014
	Yuchai		YMMC
	Rmb’000	US$’000	Rmb’000	US$’000
Summarized statement of financial position
Current assets	12,413,177	2,016,337	968,082	157,251
Non-current assets, excluding goodwill	5,343,418	867,959	181,716	29,517
Goodwill	212,636	34,540	—	—
Current liabilities	(7,938,152)	(1,289,436)	(693,904)	(112,714)
Non-current liabilities	(1,449,541)	(235,457)	(3,280)	(533)

Net assets	8,581,538	1,393,943	452,614	73,521
Less: Non-controlling interests of the subsidiaries	(180,724)	(29,356)	(24,616)	(3,999)

Total equity	8,400,814	1,364,587	427,998	69,522

Attributable to NCI	1,931,591	313,758	120,567	19,584

Summarized statement of comprehensive income
Revenue	16,387,356	2,661,884	1,576,578	256,092

Profit for the year representing total comprehensive income	1,054,637	171,310	113,541	18,443

Attributable to NCI	248,789	40,412	31,984	5,195

Summarized statement of cash flows
Operating	600,451	97,534	133,580	21,698
Investing	(603,771)	(98,074)	(55,697)	(9,047)
Financing	(480,896)	(78,114)	(100,000)	(16,244)

Net decrease in cash or cash equivalents	(484,216)	(78,654)	(22,117)	(3,593)

The ability of certain subsidiaries of the Group to transfer funds to the Group in the form of cash dividend or to repay advances made by the Group is subject to the approval of the relevant authorities.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Disposal of a subsidiary

On September 4, 2013, the Group disposed of one of its wholly-owned subsidiaries, Yuchai/Asimco Components Company Limited (“Yuchai Asimco”) and the disposal consideration was settled in cash.

The value of assets and liabilities of the disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

31.12.2013
Rmb’000
Other receivables	10,000
Cash and cash equivalents	5,994

15,994
Trade and other payables	(133)

Carrying value of net assets	15,861

Loss on disposal of a subsidiary (Note 8.2(b))	(363)

Total consideration	15,498
Cash and cash equivalents of the subsidiary	(5,994)

Net cash inflow on disposal of the subsidiary	9,504

Acquisition of subsidiaries

(i)

On May 27, 2014, Augustland Sdn Bhd, the wholly-owned subsidiary of HLGE, entered into a sale and purchase agreement to purchase the remaining 55% issued ordinary shares and preference shares in the capital of Augustland Hotel Sdn Bhd (“AHSB”), which owns a hotel in Malaysia, from Amcorp Leisure Holdings Sdn and Hotel Equatorial (M) Sdn Bhd. Following the completion of the acquisition on July 8, 2014, AHSB becomes a wholly-owned subsidiary of HLGE.

The acquisition allows HLGE to expand and strengthen its existing core business of hospitality operations. The control of the acquiree was obtained through the acquisition of 55% equity interest from its joint venture partner.

(ii)

On September 4, 2014, Yuchai, pursuant to an Equity Transfer Agreement entered into with Caterpillar, obtained 49% of equity interest in Yuchai Remanufacturing from Caterpillar. Upon the completion of the equity transfer transaction, Yuchai became legal and beneficial owner of 100% of the equity interest in Yuchai Remanufacturing.

The acquisition enables Yuchai to have full ownership and control of Yuchai Remanufacturing which will bring significant advantages from the integration of the remanufacturing business with Yuchai’s manufacturing operations.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Acquisition of subsidiaries (cont’d)

Assets acquired and liabilities assumed

Upon acquisition of the remaining equity interest in the above entities, the Group re-measured the previously held equity interests at fair value on acquisition date, with the resulting gain or loss recognized in the statement of profit or loss.

The fair value of the identifiable assets and liabilities at the acquisition dates were:

	AHSB	Yuchai Remanufacturing	Total	Total
	Rmb’000	Rmb’000	Rmb’000	US$’000
Assets
Property, plant and equipment	106,738	92,923	199,661	32,431
Prepaid operating lease	—	28,609	28,609	4,647
Inventories	416	16,958	17,374	2,822
Trade and other receivables	2,485	11,999	14,484	2,353
Cash and cash equivalents	10,993	3,794	14,787	2,402

	120,632	154,283	274,915	44,655

Liabilities
Trade and other payables	(23,852)	(19,179)	(43,031)	(6,989)
Interest-bearing loans and borrowings	(40,841)	(53,812)	(94,653)	(15,375)
Deferred grant	—	(6,300)	(6,300)	(1,023)
Other liabilities	(253)	—	(253)	(41)
Preference shares	(9,068)	—	(9,068)	(1,473)

	(74,014)	(79,291)	(153,305)	(24,901)

Total identifiable net assets at fair value	46,618	74,992	121,610	19,754
Less: Fair value of equity interest in subsidiaries held by the Group immediately before the acquisitions	(21,266)	(38,247)	(59,513)	(9,667)

	25,352	36,745	62,097	10,087
Less: Consideration transferred excluding preference shares
Cash consideration	31,477	*	31,477	5,113
Less: Preference shares	(9,068)	—	(9,068)	(1,473)

	22,409	—	22,409	3,640

Negative goodwill recognized in the statement of profit or loss	2,943	36,745	39,688	6,447

*	Cash consideration is immaterial.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Acquisition of subsidiaries (cont’d)

Trade and other receivables acquired

The carrying amounts of the acquired receivables reasonably approximate their fair value. At the acquisition date, it is expected that the full contractual amount of the trade and other receivables, expect for Rmb 312 (US$51) (Note 19) of allowance for doubtful accounts that has already been provided, can be collected.

The effect of the acquisitions of subsidiaries on cash flows is as follows:

	AHSB	Yuchai Remanufacturing	Total	Total
	Rmb’000	Rmb’000	Rmb’000	US$’000
Consideration settled in cash	31,477	—	31,477	5,113
Less: Cash and cash equivalents of subsidiaries acquired	(10,993)	(3,794)	(14,787)	(2,402)

Net cash outflow / (inflow) on acquisitions	20,484	(3,794)	16,690	2,711

Gains on re-measuring previously held equity interests in subsidiaries to fair value at acquisition dates are as follows:

	AHSB	Yuchai Remanufacturing	Total	Total
	Rmb’000	Rmb’000	Rmb’000	US$’000
Fair value of initial equity interest	21,266	38,247	59,513	9,667

Share of carrying amount	(3,423)	(10,143)	(13,566)	(2,204)
Transfer of reserves on initial equity interest in joint venture on acquisition	469	—	469	76

Share of carrying amount immediately before acquisitions (Note 6)	(2,954)	(10,143)	(13,097)	(2,128)

Fair value gain on initial equity interest	18,312	28,104	46,416	7,539

Gain on deemed settlement of pre-existing contractual relationship

A gain of Rmb 9,088 (US$1,477) related to deemed settlement of pre-existing contractual relationship was recognized in the “Gains arising from acquisitions” in the Group’s statement of profit or loss for the year ended December 31, 2014.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Acquisition of subsidiaries (cont’d)

Gains arising from acquisition of subsidiaries are summarized as follows:

	AHSB	Yuchai Remanufacturing	Total	Total
	Rmb’000	Rmb’000	Rmb’000	US$’000
Negative goodwill	2,943	36,745	39,688	6,447
Fair value gain on existing interests	18,312	28,104	46,416	7,539
Gain on de-recognition of liabilities	9,088	—	9,088	1,477

Gains arising from acquisitions	30,343	64,849	95,192	15,463

The gains arising from acquisition relating to AHSB of Rmb 30,343 (US$4,929) arose from the acquisition of the remaining 55% stake from Amcorp Leisure Holdings. The consideration was arrived at on a willing-buyer and willing-seller basis taking into considerations of the valuations commissioned by the seller and buyer, respectively. We believe that it is part of the business rationalization plan of the seller to reduce its involvement in Cameron Highlands, Malaysia as a new hotel is being built at Cameron Highlands.

The gains arising from acquisition relating to Yuchai Remanufacturing of Rmb 64,849 (US$10,534) arose from acquisition of the remaining 49% stake from Caterpillar (China) Investment Co. Ltd. The consideration was arrived at on a willing-buyer and willing-seller basis. We believe that it is part of the business rationalization plan of the seller to reduce its joint venture activities in China.

Impact of the acquisition on profit or loss

From the acquisition date, AHSB has contributed Rmb 21,247 (US$3,451) of revenue and gain of Rmb 4,181 (US$679) to profit before tax of the Group. If the combination had taken place at the beginning of the year, revenue would have been Rmb 16,455,581 (US$2,672,966) and profit before tax for the Group would have been Rmb 1,202,984 (US$195,407).

From the acquisition date, Yuchai Remanufacturing has contributed Rmb 12,069 (US$1,960) of revenue and loss of Rmb 14,305 (US$2,324) to profit before tax of the Group. If the combination had taken place at the beginning of the year, revenue would have been Rmb 16,461,480 (US$2,673,924) and profit before tax for the Group would have been Rmb 1,189,468 (US$193,212).

Acquisition of additional interest in HLGE

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates

Movement in the Group’s share of the associates’ post acquisition retained earnings is as follows:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000
Unquoted equity shares, at cost	4,642	4,642	754
Share of post-acquisition reserves
At January 1	(2,531)	(2,412)	(392)
Share of results, net of tax	159	956	155
Share of foreign currency translation	(40)	(11)	(2)

At December 31	(2,412)	(1,467)	(239)

Investment in associates	2,230	3,175	515

Details of the associates are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2013	31.12.2014
			%	%
Held by subsidiaries
Sinjori Sdn. Bhd. (i)	Property investment and development	Malaysia	14.0	14.0
Guangxi Yuchai Quan Xing Machinery Co., Ltd. (“Quan Xing”) (ii)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	People’s Republic of China	14.8	14.8
Guangxi Yulin Yuchai Property Management Co., Ltd. (“Property Management”) (iii)	Property management	People’s Republic of China	22.3	22.3

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

Note:

(i)	The Group has significant influence in this entity through HLGE who holds effective equity interests of 28% interest in this entity.
(ii)	The Group has significant influence in this entity through YAMC who holds direct equity interests of 20% interest in this entity.
(iii)	The Group has significant influence in this entity through YAMC who holds direct equity interests of 30% interest in this entity.

The summarized financial information of the associates, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2012
	Scientex Park	Quan Xing	Total
	Rmb’000	Rmb’000	Rmb’000
Revenue	43,042	64,877	107,919

Profit for the year representing total comprehensive income	7,175	1,880	9,055

Proportion of the Group’s ownership	28%	20%

Group’s share of profit of significant associates	2,009	376	2,385

Group’s share of loss of other associates, representing the Group’s share of total comprehensive loss of other associates			(13)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			2,372

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

	31.12.2013
	Quan Xing	Total
	Rmb’000	Rmb’000
Current assets	36,662	36,662
Non-current assets	518	518
Current liabilities	(30,448)	(30,448)

Equity	6,732	6,732

Proportion of the Group’s ownership	20%

Carrying amount of significant associate	1,346	1,346

Carrying amount of other associates		884

Carrying amount of investment in associates		2,230

Revenue	74,029	74,029

Profit for the year, representing total comprehensive income	751	751

Group’s share of profit of significant associate	150	150

Group’s share of profit of other associates, representing the Group’s share of total comprehensive income of other associates		9

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year		159

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

	31.12.2014
	Quan Xing	Property Management	Total	Total
	Rmb’000	Rmb’000	Rmb’000	US$’000
Current assets	30,487	8,528	39,015	6,337
Non-current assets	220	1,215	1,435	233
Current liabilities	(23,537)	(5,051)	(28,588)	(4,644)

Equity	7,170	4,692	11,862	1,926

Proportion of the Group’s ownership	20%	30%

Carrying amount of significant associates	1,434	1,408	2,842	461

Carrying amount of other associates			333	54

Carrying amount of investment in associates			3,175	515

Revenue	63,113	35,976	99,089	16,096

Profit for the year, representing total comprehensive income	442	2,908	3,350	544

Group’s share of profit of significant associates	88	872	960	156

Group’s share of profit of other associates, representing the Group’s share of total comprehensive income of other associates			(4)	(1)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			956	155

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures

Movement in the Group’s share of the joint ventures’ post-acquisition retained earnings is as follows:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000
Unquoted equity shares, at cost
At January 1	534,944	554,664	90,097
Addition	19,720	462	75
Acquisition as subsidiaries (ii)	—	(103,368)	(16,791)

At December 31	554,664	451,758	73,381

Share of post-acquisition reserves and impairment losses
At January 1	(158,424)	(239,542)	(38,910)
Share of results, net of tax (i)	(79,245)	(30,711)	(4,989)
Dividend received	(1,054)	(258)	(42)
Others	(725)	912	148
Translation adjustment	(94)	(214)	(34)
Acquisition as subsidiaries (ii)	—	90,271	14,663

At December 31	(239,542)	(179,542)	(29,164)

Carrying amount of the investment	315,122	272,216	44,217

Note:

(i)	Share of results, net of tax is composed of:

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000
Share of joint venture losses	(36,437)	(44,138)	(27,907)	(4,533)
Impairment of investment in joint ventures	—	(32,303)	—	—
Fair value adjustments arising from purchase price allocation	(2,804)	(2,804)	(2,804)	(456)

Share of results, net of tax	(39,241)	(79,245)	(30,711)	(4,989)

(ii)	Carrying amount of subsidiaries immediately before acquisitions is as follows:

	31.12.2014	31.12.2014
	Rmb’000	US$’000
Unquoted equity shares, at cost	103,368	16,791
Share of post-acquisition reserves and impairment losses	(90,271)	(14,663)

Net carrying amount (Note 4)	13,097	2,128

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

The Group has interests in the following joint ventures:

Name of company	Principal activities	Place of incorporation/ business	Percentage of interest held
			31.12.2013	31.12.2014
			%	%
Held by subsidiaries
Augustland Hotel Sdn. Bhd. (“AHSB”) (i)	Hotel development and operation	Malaysia	45	100	(i)

Copthorne Hotel Qingdao Co., Ltd. (“Copthorne Qingdao”)	Owns and operates a hotel in Qingdao, PRC	People’s Republic of China	60	60

Shanghai Equatorial Hotel Management Co., Ltd.	Hotel and property management	People’s Republic of China	49	49

HL Heritage Sdn. Bhd. (“HL Heritage”) (ii)	Property development and property investment holdings	Malaysia	50	60

Shanghai Hengshan Equatorial Hotel Management Co., Ltd. (“SHEHM”) (iii)	Hotel and property management	People’s Republic of China	—	49

Y & C Engine Co., Ltd.	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services	People’s Republic of China	45	45

Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“Yuchai Remanufacturing”) (iv)	Remanufacture and sale of automobile parts, diesel engines and components	People’s Republic of China	51	100	(iv)

Guangxi Yineng IOT Science & Technology Co., Ltd.	Design, development, management and marketing of an electronic operations management platform	People’s Republic of China	40	40

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

Note:

(i)

On May 27, 2014, Augustland Sdn Bhd, the wholly-owned subsidiary of HLGE, entered into a sale and purchase agreement to purchase the remaining issued ordinary shares and preference shares in the capital of AHSB from Amcorp Leisure Holdings Sdn and Hotel Equatorial (M) Sdn Bhd. Following the completion of the acquisition on July 8, 2014, AHSB becomes a wholly-owned subsidiary of HLGE. For details, please refer to Note 4.

(ii)

HL Heritage was incorporated on June 12, 2013 with an initial capital of RM2.00. In 2014, HLGE increased its interest in HL Heritage to 60% pursuant to the joint venture agreement entered into with Heritage Hallmark Sdn Bhd (“Heritage Hallmark”) on November 2, 2012. HLGE together with Heritage Hallmark have joint control over HL Heritage.

(iii)

SHEHM was incorporated on January 10, 2014 in the PRC with a registered capital of Rmb 3.5 million. SHEHM is a joint venture company with 49% shareholding interest held by Equatorial Hotel Management Pte. Ltd. (“EHM”), a wholly-owned subsidiary of HLGE, and the remaining 51% shareholding interest held by Shanghai Hengshan (Group) Corporation (China) (“Shanghai Hengshan”). The principal activities of SHEHM are those relating to hotel and property management. EHM together with Shanghai Hengshan have joint control over SHEHM.

(iv)

On September 4, 2014, Yuchai, pursuant to an Equity Transfer Agreement entered into with Caterpillar, obtained 49% of equity interest in Yuchai Remanufacturing from Caterpillar. Upon the completion of the equity transfer transaction, Yuchai became legal and beneficial owner of 100% of the equity interest in Yuchai Remanufacturing. For details, please refer to Note 4.

In 2013, the Group recognized an impairment loss of Rmb 10,371 in “Share of losses of joint ventures” in line item of profit or loss for the investment in Yuchai Remanufacturing within the Yuchai segment. Cash flows were projected based on historical growth and past experience and did not exceed the estimated long-term average growth rate of the business in China market. The recoverable amount of the investment in Yuchai Remanufacturing was based on its value in use. The Group used an eight-year forecast annual revenue growth rate of 5% to 15% per annum and a discount rate of 8.7%. If the present value of estimated future cash flows decreases by 5% from management’s estimate, the Group’s impairment loss on investment in Yuchai Remanufacturing will increase by Rmb 1,112.

In 2013, the Group also recognized an impairment loss of Rmb 21,932 in “Share of losses of joint ventures” in line item of profit or loss for the investment in Copthorne Qingdao within the HLGE segment. Cash flows were projected based on historical growth and past experience and did not exceed the estimated long-term average growth rate for the business in China market. The recoverable amount of the investment in Copthorne Qingdao was based on its value in use. The Group used an 11-year forecast annual revenue growth rate of 3% per annum and a discount rate of 10%. If the present value of estimated future cash flows decreases by 5% from management’s estimate, the Group’s impairment loss on investment in Copthorne Qingdao will increase by Rmb 6,762.

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

The summarized financial information of the joint ventures, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2012
	Y & C	Yuchai Remanufacturing	Copthorne Qingdao	SIEH	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Revenue	194,173	43,524	75,013	152,693	465,403
Interest income	3,404	640	211	2,461	6,716
Depreciation and amortization	(29,118)	(5,302)	(13,281)	(39,740)	(87,441)
Interest expense	(17,555)	(3,180)	(9,988)	—	(30,723)
Income tax expense	—	—	—	(4,942)	(4,942)
Loss for the year, representing total comprehensive loss	(38,189)	(26,898)	(8,110)	(10,217)	(83,414)

Proportion of the Group’s ownership	45%	51%	60%	50%

Group’s share of loss	(17,185)	(13,718)	(4,866)	(5,109)
Depreciation arising from fair value adjustment during purchase price allocation	—	—	(2,804)	—

Group’s share of loss of significant joint ventures	(17,185)	(13,718)	(7,670)	(5,109)	(43,682)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures					4,441

Group’s share of loss for the year, representing the Group’s share of total comprehensive income for the year					(39,241)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2013
	Y & C	Yuchai Remanufacturing	Copthorne Qingdao	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Non-current assets	616,013	116,747	343,950	1,076,710
Current assets
- Cash and cash equivalents	64,336	24,361	11,768	100,465
- Others	398,728	34,321	2,990	436,039

Total assets	1,079,077	175,429	358,708	1,613,214

Non-current liabilities
- Interest-bearing loans and borrowings	(140,000)	(14,992)	(142,427)	(297,419)
- Others	—	(6,300)	—	(6,300)
Current liabilities
- Interest-bearing loans and borrowings	(70,000)	(79,700)	(2,011)	(151,711)
- Others	(464,593)	(9,953)	(14,782)	(489,328)

Total liabilities	(674,593)	(110,945)	(159,220)	(944,758)

Equity	404,484	64,484	199,488	668,456

Proportion of the Group’s ownership	45%	51%	60%

Group’s share of net assets	182,018	32,887	119,693
Cumulative impairment loss	—	(10,371)	(21,932)
Unrealized profit on transactions between the Group and the joint venture	(1,522)	—	—

Carrying amount of significant joint ventures	180,496	22,516	97,761	300,773

Carrying amount of other joint ventures				14,349

Carrying amount of the investment in joint ventures				315,122

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2013
	Y & C	Yuchai Remanufacturing	Copthorne Qingdao	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Revenue	447,124	36,975	67,707	551,806
Depreciation and amortization	(23,813)	(8,143)	(12,341)	(44,297)
Interest expense	(15,626)	(6,301)	(7,473)	(29,400)
Loss for the year, representing total comprehensive loss	(35,829)	(49,890)	(8,829)	(94,548)

Proportion of the Group’s ownership	45%	51%	60%

Group’s share of loss	(16,123)	(25,444)	(5,297)
Impairment loss	—	(10,371)	(21,932)
Depreciation arising from fair value adjustment during purchase price allocation	—	—	(2,804)

Group’s share of loss of significant joint ventures	(16,123)	(35,815)	(30,033)	(81,971)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures				2,726

Group’s share of loss for the year, representing the Group’s share of total comprehensive income for the year				(79,245)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2014
	Y & C	Copthorne Qingdao	Total	Total
	Rmb’000	Rmb’000	Rmb’000	US$’000
Non-current assets	623,846	328,006	951,852	154,614
Current assets
- Cash and cash equivalents	67,105	9,864	76,969	12,502
- Others	237,074	2,262	239,336	38,877

Total assets	928,025	340,132	1,268,157	205,993

Non-current liabilities
- Interest-bearing loans and borrowings	(90,000)	(140,414)	(230,414)	(37,427)
Current liabilities
- Interest-bearing loans and borrowings	(20,000)	(1,576)	(21,576)	(3,505)
- Others	(426,265)	(16,825)	(443,090)	(71,973)

Total liabilities	(536,265)	(158,815)	(695,080)	(112,905)

Equity	391,760	181,317	573,077	93,088

Proportion of the Group’s ownership	45%	60%

Group’s share of net assets	176,292	108,790
Cumulative impairment loss	—	(21,932)
Unrealized profit on transactions between the Group and the joint venture	(639)	—

Carrying amount of significant joint ventures	175,653	86,858	262,511	42,641

Carrying amount of other joint ventures			9,705	1,576

Carrying amount of the investment in joint ventures			272,216	44,217

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2014
	Y & C	Yuchai Remanufacturing	Copthorne Qingdao	Total	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Revenue	487,189	25,338	60,547	573,074	93,087
Depreciation and amortization	(24,146)	(4,866)	(12,092)	(41,104)	(6,677)
Interest expense	(26,642)	(3,434)	(9,321)	(39,397)	(6,399)
Loss for the year, representing total comprehensive loss	(12,726)	(24,321)	(13,123)	(50,170)	(8,149)

Proportion of the Group’s ownership	45%	51%	60%

Group’s share of loss *	(5,727)	(12,404)	(7,873)
Depreciation arising from fair value adjustment during purchase price allocation	—	—	(2,804)

Group’s share of loss of significant joint ventures	(5,727)	(12,404)	(10,677)	(28,808)	(4,679)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures				(1,903)	(310)

Group’s share of loss for the year, representing the Group’s share of total comprehensive income for the year				(30,711)	(4,989)

*	Group’s share of loss includes share of loss in Yuchai Remanufacturing from January 1, 2014 to September 3, 2014.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

Note:

As of December 31, 2014, the Group’s share of joint ventures’ capital commitment that are approved but not contracted for and joint ventures’ contingent liabilities were Rmb 97 (US$16) (2013: Rmb 321) and Rmb 110,908 (US$18,015) (2013: Rmb 118,867) respectively.

According to Qingdao Municipal Government’s regulation, all hotels in Qingdao, the People’s Republic of China, are imposed for tourism development levy and hotel augmentation levy which are equivalent to 1% of total revenue and 3% of room revenue respectively. According to releases made by the Qingdao Local Taxation Bureau, the tourism development levy and the hotel augmentation levy were withdrawn effective from January 1, 2009 and September 1, 2010 respectively. As at December 31, 2014, the estimated tourism development levy and hotel augmentation levy payable by the Group’s joint venture in Qingdao were Rmb 3,754 (US$610) (2013: Rmb 3,748) and Rmb 9,106 (US$1,479) (2013: Rmb 9,095) respectively. The joint venture, together with other hotel owners in Qingdao is currently negotiating with the Qingdao Municipal Government to waive such levies. The joint venture is of the view that the authority is unlikely to collect such levies. Hence, the above levies have not been provided in the accounts of the joint venture.

As of December 31, 2014, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totalled Rmb 79,327 (US$12,885) (2013: Rmb 89,269).

As of December 31, 2014, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were Rmb 18,721 (US$3,041) (2013: Rmb 16,755).

The ability of certain joint ventures of the Group to transfer funds to the Group in the form of cash dividend or to repay advances made by the Group is subject to the approval of the lenders and relevant authorities.

7.	Revenue

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000
Sale of goods	13,381,025	15,809,894	16,355,854	2,656,767
Rendering of services
Consisting of:
Revenue from hotel and restaurant operations	63,290	85,164	78,815	12,802
Revenue from sale of development properties	4,640	6,758	865	141
Rental income	534	539	608	99

	68,464	92,461	80,288	13,042

Revenue	13,449,489	15,902,355	16,436,142	2,669,809

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.1	Depreciation and amortization, shipping and handling expenses

Depreciation and amortization of property, plant and equipment, and prepaid operating leases are included in the following captions.

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000
Cost of sales	254,454	281,718	299,789	48,697
Research and development expenses	27,774	32,757	47,169	7,662
Selling, general and administrative expenses	66,257	74,464	84,298	13,693

	348,485	388,939	431,256	70,052

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000
Selling, general and administrative expenses	187,152	221,103	208,439	33,858

8.2	(a) Other operating income

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest income	99,685	78,939	45,824	7,443
Foreign exchange gain, net	19,399	—	—	—
Dividend income from held for trading investment	3,245	1,009	989	161
Gain on disposal of prepaid operating leases	—	11,437	194	32
Gain on disposal of held for trading investment	—	3,484	—	—
Fair value gain on held for trading investment	8,237	—	—	—
Gain on disposal of assets classified as held for sale	—	7,292	—	—
Government grant income	28,534	50,978	26,151	4,248
Bad debts recovered	6,906	—	—	—
Fair value gain on foreign exchange forward contract	—	12,198	—	—
Write off of trade and other payables	—	—	42,437	6,893
Others, net	10,403	14,550	6,306	1,024

	176,409	179,887	121,901	19,801

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.2	(b) Other operating expenses

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000
Loss on disposal of property, plant and equipment	(24,623)	(3,427)	(5,984)	(972)
Loss on disposal of subsidiaries	(9,436)	(363)	—	—
Loss on disposal of other investments	(498)	—	—	—
Foreign exchange loss, net	—	(16,736)	(13,044)	(2,119)
Fair value loss on held for trading investment	—	(2,866)	(5,250)	(853)
Fair value loss on foreign exchange forward contract	(9,467)	—	(2,731)	(443)
Others, net	(35)	(143)	—	—

	(44,059)	(23,535)	(27,009)	(4,387)

8.3	Research and development costs

Research and development costs recognized as an expense in the statement of profit or loss amounted to Rmb 494,594 (US$80,339) (2013: Rmb 468,612; 2012: Rmb 373,732).

8.4	Finance costs

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest expense for bank term loans	70,557	65,458	66,168	10,748
Interest expense for corporate bonds	87,269	60,143	49,452	8,033
Loss from de-recognition of bills receivable	82,585	58,738	36,011	5,849
Bank charges	5,946	4,266	5,029	817
Finance lease	—	—	10	2
Less:
Borrowing costs capitalized (Note 11)	(33,338)	(27,394)	—	—

	213,019	161,211	156,670	25,449

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.5	Staff costs

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000
Wages and salaries	747,401	922,151	836,578	135,890
Contribution to defined contribution plans (i)	254,101	243,614	279,123	45,339
Executive bonuses	43,773	56,501	60,069	9,757
Staff welfare	55,033	67,972	84,123	13,665
Cost of share-based payment	—	—	5,360	871
Others	5,094	2,336	2,305	374

	1,105,402	1,292,574	1,267,558	205,896

Note:

(i)

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans organized by Guangxi Regional Government and Beijing City Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2014, 2013 and 2012, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. Expenses incurred in connection with the plan were Rmb 275,019 (US$44,673) (2013: Rmb 239,723; 2012: Rmb 254,101).

Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other post-retirement benefits beyond the annual contributions described above.

9.	Income tax expense

Income tax expense in the consolidated statement of profit or loss consists of:

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000

Current income tax
Current income tax charge	118,421	234,064	158,420	25,733
Adjustments in respect of current income tax of previous year	80	684	(3,746)	(608)

Deferred tax
Relating to origination and reversal of temporary differences	23,737	(12,601)	24,965	4,055

Income tax expense reported in the statement of profit or loss	142,238	222,147	179,639	29,180

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax expense (cont’d)

Income tax expense reported in the consolidated statement of profit or loss differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2012, 2013 and 2014 for the following reasons:

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000
Accounting profit before tax	913,576	1,162,119	1,201,385	195,148
Computed tax expense of 15%	137,036	174,318	180,208	29,272
Adjustments resulting from:
Non-deductible expenses	11,722	17,296	11,310	1,837
Tax-exempt income	(1,885)	(1,528)	(14,474)	(2,351)
Utilization of deferred tax benefits previously not recognized	(3,133)	—	(12,408)	(2,015)
Deferred tax benefits not recognized	182	6,015	—	—
Tax credits for research and development expense	(19,884)	(18,010)	(27,024)	(4,390)
Tax rate differential	(178)	20,228	20,985	3,409
Under/(over) provision in respect of previous years current tax	80	684	(3,746)	(608)
Withholding tax expense	17,794	23,094	24,175	3,927
Others	504	50	613	99

Total	142,238	222,147	179,639	29,180

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax expense (cont’d)

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2013	31.12.2014	31.12.2014	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Deferred tax liabilities
Accelerated tax depreciation	(42)	(42)	(7)	—	—	—	—
Unremitted earnings from overseas source income	(412)	(412)	(67)	—	—	—	—
Expenditure currently deferred for tax purpose	9	18	3	—	—	—	—
PRC withholding tax on dividend income (i)	(141,172)	(133,788)	(21,732)	(17,794)	(23,094)	(24,175)	(3,927)

	(141,617)	(134,224)	(21,803)	(17,794)	(23,094)	(24,175)	(3,927)

Deferred tax assets
Accelerated accounting depreciation	8,858	11,472	1,863	337	998	2,614	424
Write down of inventories	28,797	29,497	4,791	(2,155)	(2,307)	700	114
Allowance for doubtful accounts	5,505	5,505	894	(3,598)	(1,049)	—	—
Accruals	258,949	241,043	39,154	(16,859)	44,840	(17,906)	(2,909)
Deferred income	79,685	79,124	12,853	15,743	(5,072)	(561)	(91)
Write down of intangible asset	—	15,000	2,437	—	—	15,000	2,437
Others	7,283	6,641	1,079	589	(1,715)	(637)	(103)

	389,077	388,282	63,071	(5,943)	35,695	(790)	(128)

				(23,737)	12,601	(24,965)	(4,055)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax expense (cont’d)

Deferred tax (cont’d)

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

At January 1	(118,078)	(141,172)	(22,931)
Provision made to consolidated statement of profit or loss	(23,094)	(24,175)	(3,927)
Utilization	—	31,052	5,044
Translation differences	—	507	82

December 31	(141,172)	(133,788)	(21,732)

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

The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2014, the provision for withholding tax payable was Rmb 133,788 (US$21,732) (2013: Rmb 141,172).

The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000
Deferred tax assets	389,077	388,282	63,071
Deferred tax liabilities	(141,617)	(134,224)	(21,803)

	247,460	254,058	41,268

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

10.	Earnings per share

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

Basic earnings per share

The calculation of basic earnings per share is based on:

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share calculations	567,333	700,423	730,280	118,624

Weighted average number of ordinary shares for basic and diluted earnings per share calculations	37,267,673	37,267,673	37,720,248	37,720,248

Diluted earnings per share

The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2012	31.12.2013	31.12.2014

Weighted average number of shares issued, used in the calculation of basic earnings per share	37,267,673	37,267,673	37,720,248
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares (diluted)	37,267,673	37,267,673	37,720,248

There were no dilutive potential ordinary shares in the years ended December 31, 2012 and 2013.

In 2014, 570,000 (2013: Nil; 2012: Nil) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Property, plant and equipment

	Freehold land Rmb’000	Leasehold land, buildings and improvements Rmb’000	Construction in progress Rmb’000	Plant and machinery Rmb’000	Office furniture, fittings and equipment Rmb’000	Motor and transport vehicles Rmb’000	Total Rmb’000

Cost
At January 1, 2013	612	1,623,188	991,133	3,726,381	135,676	110,264	6,587,254
Additions	—	3,858	348,887	51,582	15,958	9,346	429,631
Disposals	—	(11,823)	—	(84,549)	(6,880)	(8,090)	(111,342)
Transfers	—	130,940	(544,460)	409,144	4,376	—	—
Write-off	—	—	(2,104)	—	(64)	—	(2,168)
Translation difference	(57)	92	—	40	(45)	(31)	(1)

At December 31, 2013 and January 1, 2014	555	1,746,255	793,456	4,102,598	149,021	111,489	6,903,374
Additions	—	4,285	625,311	26,609	22,854	4,870	683,929
Acquisition of subsidiaries (Note 4)	13,876	145,877	—	26,682	12,866	360	199,661
Disposals	—	(23,288)	—	(50,995)	(5,608)	(6,286)	(86,177)
Transfers	—	294,179	(812,569)	511,650	6,740	—	—
Write-off	—	—	(2,432)	—	(39)	—	(2,471)
Translation difference	(570)	(5,593)	(4)	(787)	(1,843)	(55)	(8,852)

At December 31, 2014	13,861	2,161,715	603,762	4,615,757	183,991	110,378	7,689,464

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Property, plant and equipment (cont’d)

	Freehold land Rmb’000	Leasehold land, buildings and improvements Rmb’000	Construction in progress Rmb’000	Plant and machinery Rmb’000	Office furniture, fittings and equipment Rmb’000	Motor and transport vehicles Rmb’000	Total Rmb’000

Accumulated depreciation and impairment
At January 1, 2013	612	398,282	4,536	2,033,397	80,318	53,516	2,570,661
Charge for the year	—	58,706	—	295,717	16,554	11,365	382,342 *
Disposals	—	(5,746)	—	(75,773)	(5,812)	(5,415)	(92,746)
Write-off	—	—	(2,104)	—	(64)	—	(2,168)
Impairment loss	—	239	—	8,919	5	—	9,163
Translation difference	(57)	49	—	12	(26)	(19)	(41)

At December 31, 2013 and January 1, 2014	555	451,530	2,432	2,262,272	90,975	59,447	2,867,211
Charge for the year	—	65,605	—	323,769	20,246	10,783	420,403 *
Disposals	—	(9,874)	—	(43,891)	(5,832)	(4,483)	(64,080)
Write-off	—	—	(2,432)	—	(24)	—	(2,456)
Impairment loss	—	6,404	—	4,015	14	—	10,433
Translation difference	(24)	(1,210)	—	(622)	(999)	(34)	(2,889)

At December 31, 2014	531	512,455	—	2,545,543	104,380	65,713	3,228,622

Net book value
At December 31, 2013	—	1,294,725	791,024	1,840,326	58,046	52,042	4,036,163

At December 31, 2014	13,330	1,649,260	603,762	2,070,214	79,611	44,665	4,460,842

US$’000	2,165	267,898	98,072	336,276	12,932	7,255	724,598

*	An amount of Rmb 1,728 (US$281) (2013: Rmb 5,232) was capitalized as intangible assets.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Property, plant and equipment (cont’d)

An impairment loss of Rmb 10,433 (US$1,695) (2013: Rmb 9,163; 2012: Rmb 8,026) was charged to the consolidated statement of profit or loss under “Cost of sales” and “Selling, distribution and administrative costs” for the Group’s property, plant and equipment within the Yuchai segment. The impairment loss for 2012, 2013 and 2014 was due to assets that were not in use.

As of December 31, 2014, property, plant and equipment with a carrying amount of Rmb 113.9 million (US$18.5 million) (2013: Rmb 6.5 million) are pledged to secure bank facilities.

Capitalized borrowing costs

The Group assessed that the amount of borrowing costs to be capitalized for qualifying expenditure was immaterial, and accordingly no borrowing cost was capitalized during the year ended December 31, 2014 (2013: Rmb 27,394). The rate used to determine the amount of borrowing costs eligible for capitalization was Nil (2013: 5.56%) which is the effective interest rate of the specific and any applicable general borrowings that is used for the purpose of obtaining the qualifying assets.

Finance leases

The carrying value of property, plant and equipment held under finance leases at December 31, 2014 was Rmb 324 (US$53) (2013: Rmb 52). Additions during the year include Rmb 2,117 (US$344) (2013: Rmb 75) of property, plant and equipment under finance leases. Leased assets will be returned to lessor at the end of the lease term.

12.	Prepaid operating leases

Yuchai and its subsidiaries are granted land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government. The prepaid operating leases charged to expense were Rmb 11,829 and Rmb 12,581 (US$2,044) for the years ended December 31, 2013 and 2014, respectively.

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Current	12,243	13,498	2,193
Non-current	402,365	424,591	68,969

Total	414,608	438,089	71,162

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

12.	Prepaid operating leases (cont’d)

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Cost
At January 1	457,963	520,745	84,588
Additions	75,610	9,777	1,588
Acquisition of subsidiaries (Note 4)	—	28,609	4,647
Disposals	(12,828)	(2,518)	(409)

At December 31	520,745	556,613	90,414

Accumulated amortization
At January 1	98,781	106,137	17,240
Charge for the year	11,829	12,581	2,044
Disposals	(4,473)	(194)	(32)

At December 31	106,137	118,524	19,252

Net carrying amount	414,608	438,089	71,162

As of December 31, 2014, prepaid operating leases with a carrying amount of Rmb 77.7 million (US$12.6 million) (2013: Rmb 81.1 million) are pledged to secure bank facilities.

13.	Goodwill

	Rmb’000	US$’000

Cost
At January 1, 2013, December 31, 2013 and December 31, 2014	218,311	35,462

Accumulated impairment
At January 1, 2013, December 31, 2013 and December 31, 2014	5,675	922

Net book value
At December 31, 2013 and December 31, 2014	212,636	34,540

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

13.	Goodwill (cont’d)

Carrying amount of goodwill allocated to each of the cash-generating units:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Yuchai	212,636	212,636	34,540

Yuchai unit

The Group performs its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period. The business of Yuchai is stable since the Group has control in 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections was 12.66% (2013: 11.93%). No impairment was identified for this unit.

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

Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long term rates used to extrapolate the budget for Yuchai are 7.0% and 7.6% for 2014 and 2013 respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

13.	Goodwill (cont’d)

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in profit from operation by 28.66% (2013: 31.01%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 15.07% (2013: 14.69%) in the Yuchai unit would result in impairment.

Growth rate assumptions – Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. A reduction to 2.69% (2013: 2.95%) in the long-term growth rate in Yuchai unit would result in impairment.

With regard to the assessment of value in use of the Yuchai unit, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.

14.	Intangible assets

Development costs
Rmb’000

Cost
At January 1, 2013	135,411
Additions – Internally developed	9,872

At December 31, 2013 and January 1, 2014	145,283
Additions – Internally developed	23,243

At December 31, 2014	168,526

Impairment
At January 1, 2013 and 2014	—
Credit to consolidated statement of profit or loss	(60,000)

At December 31, 2014	(60,000)

Net carrying value
At December 31, 2013	145,283

At December 31, 2014	108,526

US$’000	17,628

The development costs are related to intellectual property right, technical skill and knowledge of building a new technology of heavy duty diesel engines.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

14.	Intangible assets (cont’d)

The Group has an intangible asset representing technology development costs held by Jining Yuchai with carrying amount of Rmb 76,822 (US$12,479) (2013: Rmb 113,580). The impairment test was triggered during the year because the non-controlling interest had disposed its equity interest to an independent third party at a value below the net asset value of Jining Yuchai. In addition, modification has to be made to the existing technology that may delay the commercial deployment of this technology.

As a result, the Group recognised an impairment loss of Rmb 60,000 (2013: Nil) in respect of the developments costs held by Jining Yuchai. Cash flows were projected based on historical growth and past experience and did not exceed the estimated long-term average growth rate of the business in the PRC market. The recoverable amount of the intangible asset was based on its value in use. The Group used a 10-year forecast, using pre-tax discount rate of 12.24% and growth rate of 0% from 2026, 5 years after the expected commercial deployment of the technology till the end of the useful life of the technology.

If the pre-tax discount rate increased by 5% from management’s estimate, the Group’s impairment loss on intangible asset in Jining Yuchai will increase by Rmb 12,799 (US$2,079).

15.	Other financial liabilities

(a)	Other liabilities

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Finance lease liabilities (Note 30)	56	220	36

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Current	13	92	15
Non-current	43	128	21

Total	56	220	36

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

15.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings

	Effective interest rate	Maturity	31.12.2013
	%		Rmb’000
Current
Renminbi denominated loans	5.59	2014	975,000
US Dollar denominated loans	2.20	2014	25,739
Euro denominated loans	2.30	2014	22,482
Canadian Dollar denominated loans	5.28	2014	159,607
Singapore Dollar denominated loans	1.21	2014	48,153

			1,230,981

Non-current
Renminbi denominated loans	5.05	2016	1,028,396

			1,028,396

	Effective interest rate	Maturity	31.12.2014	31.12.2014
	%		Rmb’000	US$’000
Current
Renminbi denominated loans	5.81	2015	1,161,300	188,636
Euro denominated loans	1.01	2015	41,162	6,686
Malaysian Dollar denominated loans	6.35	2015	6,539	1,062

			1,209,001	196,384

Non-current
Renminbi denominated loans	5.00	2016	1,015,948	165,026
Singapore Dollar denominated loans	1.31	2017	32,431	5,268
Malaysian Dollar denominated loans	6.35	2020	29,337	4,765

			1,077,716	175,059

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

S$30.0 million credit facility with DBS Bank Ltd. (“DBS”)

On November 10, 2011, the Company entered into a new facility agreement with DBS to refinance the S$10.0 million facility that was due to mature on September 1, 2011. The new unsecured revolving credit facility has a committed aggregated value of S$30.0 million. The facility will be utilized by the Company to finance its long-term working capital requirements. The terms of facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary of HLA, and that HLGE remains listed on the Singapore Exchange. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not less than US$350 million at any time, and the ratio of the Company’s consolidated debt to consolidated tangible net worth (as defined in the agreement) not exceeding 1.0 at any time. All moneys owing by the Company shall be repaid in full on the date falling 36 months from the date of the facility agreement (“Final Maturity Date”). On November 10, 2014, the Company repaid all its outstanding loans with DBS.

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

Yuchai Rmb 1 billion medium-term notes

Yuchai received approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated three-year unsecured medium-term notes (“Notes”) amounting to Rmb 1.6 billion. On May 28, 2013, Yuchai issued the first tranche of the Notes amounting to Rmb 1 billion. The par value and issue price of each Note is Rmb 100. The fixed annual interest payable on the Notes is 4.69% which is the rate as of May 30, 2013. The maturity date of the Notes is May 30, 2016. Subscription to and trading of the Notes is only available in China to institutional investors of China’s National Inter-bank Bond Market. The first tranche of the Notes was underwritten by China CITIC Bank Corporation Limited. The proceeds from the issuance of the Notes are to be used by Yuchai to repay bank loans and for working capital purposes.

Factoring arrangement

The Group factored a portion of the trade receivables during the years ended December 31, 2013 and 2014. Factoring is done with reputable bank in China. As of December 31, 2014, Rmb Nil (2013: Rmb 500.0 million) was included in the “interest-bearing loans and borrowings” representing the Group’s obligation to the banks for trade receivables factored with recourse.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

16.	Deferred grants

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

At January 1	353,394	346,110	56,221
Received during the year	43,694	14,562	2,365
Released to consolidated statement of profit or loss	(50,978)	(26,151)	(4,248)
Acquisition of subsidiaries (Note 4)	—	6,300	1,023

At December 31	346,110	340,821	55,361

Current (Note 27)	35,145	27,817	4,518
Non-current	310,965	313,004	50,843

	346,110	340,821	55,361

17.	Inventories

Inventories are comprised of:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Raw materials	1,259,175	1,222,833	198,631
Work in progress	2,666	21,004	3,412
Finished goods	1,072,211	677,343	110,024

Total inventories at the lower of cost and net realizable value	2,334,052	1,921,180	312,067

Inventories recognized as an expense in “Cost of sales” are Rmb 9,477,769, Rmb 11,283,308 and Rmb 11,781,032 (US$1,913,655) for the years ended December 31, 2012, 2013 and 2014 respectively.

An analysis of the inventory reserve accounts is as follows:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

At January 1	126,398	105,610	17,155
Inventories written down	7,061	21,297	3,459
Reversal of write-down of inventories	(27,665)	(24,694)	(4,011)
Written off	(184)	(1,626)	(264)
Acquisition of subsidiaries	—	7,766	1,261

At December 31	105,610	108,353	17,600

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

17.	Inventories (cont’d)

The inventories written down and reversal of write-down of inventories recognized as an expense and included in “Cost of sales” amounted to Rmb 24,026, Rmb 20,604 and Rmb 3,397 (US$552) for the years ended December 31, 2012, 2013 and 2014 respectively. The reversal of write-down of inventories was made when the related inventories were sold above their carrying amounts in 2013 and 2014.

As of December 31, 2014, inventories with a carrying amount of Rmb 26.7 million (US$4.3 million) (2013: Rmb 41.8 million) are pledged to secure bank facilities.

18.	Other current assets

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Development properties	39,326	33,435	5,432
Held for trading investment (Note 1.3)	28,105	22,855	3,712
Derivative not designated as hedges – foreign exchange forward contract	2,731	—	—

	70,162	56,290	9,144

Foreign exchange forward contract

On June 6, 2013, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with Industrial and Commercial Bank of China (“ICBC”) to purchase C$27.9 million at the forward exchange rate (USD/CAD) of 1.0788 on June 7, 2014. The Group accounted this NDF at fair value through “Other operating income/(expenses)” in the statement of profit or loss (Note 21).

There was no outstanding foreign exchange forward contract as of December 31, 2014.

19.	Trade and bills receivables

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Trade receivables (net)	411,782	394,763	64,123
Bills receivable (i)	7,026,166	7,718,331	1,253,729

Total (Note 35)	7,437,948	8,113,094	1,317,852

(i)

As of December 31, 2014, bills receivable includes bills receivable from joint venture and other related parties amounted Rmb 101,255 (US$16,447) (2013: Rmb 126,027) and Rmb 200 (US$32) (2013: Rmb 6,800), respectively.

Trade receivables (net) are non-interest bearing and are generally on 60 days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

19.	Trade and bills receivables (cont’d)

As of December 31, 2013 and 2014, outstanding bills receivables discounted with banks for which the Group retained a recourse obligation totalled Rmb 1,243,440 and Rmb 730,736 (US$118,697) respectively. All bills receivables discounted have contractual maturities within 12 months at time of discounting.

As of December 31, 2013 and 2014, outstanding bills receivables endorsed to suppliers with recourse obligation were Rmb 1,043,213 and Rmb 812,537 (US$131,985) respectively.

An analysis of the allowance for doubtful accounts is as follows:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

At January 1	43,664	28,533	4,635
Credit to consolidated statement of profit or loss	(12,669)	(2,361)	(384)
Written off	(2,454)	(4,552)	(739)
Acquisition of subsidiaries	—	312	51
Translation differences	(8)	(5)	(1)

December 31	28,533	21,927	3,562

The Group’s historical experience in the collection of trade receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s trade receivables.

As of December 31, 2013 and 2014, gross trade receivables due from a major customer, Dongfeng Automobile Co., Ltd. and its affiliates (the “Dongfeng companies”) were Rmb 279,831 and Rmb 176,461 (US$28,663), respectively. See Note 32 for further discussion of customer concentration risk.

		Neither past due	Past due but not impaired
	Total	nor impaired	0 – 90 days	91-180 days	181-365 days	>365 days
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At 31.12.2014	8,113,094	7,979,625	96,069	15,760	21,456	184
At 31.12.2013	7,437,948	7,279,974	121,648	12,948	23,039	339

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

20.	Other receivables

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Staff advances	12,326	12,939	2,102
Associates and joint ventures	155,968	135,850	22,067
Other related parties	7,202	7,240	1,176
Interest receivables	16,293	12,036	1,955
Bills receivable in transit	17,523	2,513	408
Others	7,741	15,472	2,513
Impairment losses – other receivables (i)	(1,275)	(2,041)	(331)

Loans and receivables (Note 35)	215,778	184,009	29,890
Tax recoverable	100,403	60,731	9,865

Total	316,181	244,740	39,755

For terms and conditions relating to related parties, refer to Note 29.

Note:

(i)	An analysis of the impairment losses – other receivables is as follows:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

At January 1	640	1,275	207
Debit to consolidated statement of profit or loss	894	766	124
Written off	(259)	—	—

At December 31	1,275	2,041	331

The Group’s historical experience in the collection of other receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s other receivables.

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Other receivables (non-current) (i)	—	1,261	205

(i)	Non-current other receivables relate to non-trade receivables from joint ventures which are not expected to be settled next 12 months.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

21.	Cash and cash equivalents

Short-term investments

Restricted cash

Long-term bank deposits

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000
Non-current
Long-term bank deposits (i)	185,000	—	—

Current
Cash and cash equivalents	2,596,536	2,291,345	372,195
Short-term investments (ii)	110,524	193,440	31,421
Restricted cash	669,788	24,249	3,939

	3,376,848	2,509,034	407,555

Cash and bank balances	3,561,848	2,509,034	407,555

Representing:
Cash at banks and on hand	1,910,080	747,357	121,397
Bank deposits	1,651,768	1,761,677	286,158

Cash and bank balances	3,561,848	2,509,034	407,555

Note:

(i)

In 2013, YMMC placed two-year time deposits of Rmb 185,000 at an annual interest rate of 3.75% with banks. These long-term fixed deposits are not considered as cash equivalents. These fixed deposits are included in short-term investments as at December 31, 2014.

(ii)

Short-term investments relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2014 for the Group ranged from 0.35% to 3.75% (2013: 0.33% to 0.80%).

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term bank deposits and short-term investments) as at December 31, 2014 for the Group ranged from 0.21% to 5.06% (2013: 0.19% to 3.50%).

Cash and bank balances denominated in various currencies are mainly held in bank accounts in the PRC and Singapore. As of December 31, 2014, the Group has restricted cash of Rmb 24,249 (US$3,939) (2013: Rmb 4,677) which was used as collateral by the banks for the issuance of bills to suppliers and would mature after three months. The Group factored a portion of the trade receivables during the years ended December 31, 2013 and 2014. As at December 31, 2014, the Group has restricted cash of Rmb Nil (US$ Nil) (2013: Rmb 500,000) relating to trade receivables which had been factored and fully settled by customers.

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

As of December 31, 2013 and 2014, the Group had available Rmb 4,707,480 and Rmb 4,098,602 (US$665,757), respectively, of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2012, 2013 and 2014 were Rmb 556, Rmb 539 and Rmb 466 (US$76) respectively.

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

The investment in SIEH was subsequently disposed of on May 23, 2013.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

22.	Assets classified as held for sale (cont’d)

The total cash flow effect of the disposal of investment in Scientex Park and SIEH in 2013 is:

31.12.2013
Rmb’000

Carrying value of investment in associate and joint venture classified as held for sale on respective disposal dates	66,435
Gain on disposal of associate and joint venture	7,292
Realization of foreign currency translation reserve upon disposal of foreign operations	10,770

Total consideration received	84,497

23.	Issued capital and reserves

		31.12.2013	31.12.2014
		thousands	thousands

Authorized shares
Ordinary share of par value US$0.10 each		100,000	100,000

		Number of shares	Rmb’000

Ordinary shares issued and fully paid
At January 1, 2013 and December 31, 2013		37,267,673	1,724,196
Issued on July 7, 2014 as dividend payment (Note 24)		928,033	116,031

At December 31, 2014		38,195,706	1,840,227

US$’000			298,918

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Special share issued and fully paid
One special share issued and fully paid at US$0.10 per share	*	*	*

Non-redeemable convertible cumulative preference shares	21	21	3

*	Less than Rmb 1 (US$1)

On July 7, 2014, based on the elections by shareholders, the dividend of US$1.20 per share of common stock for the financial year 2013 was paid in the form of approximately US$26 million in cash and 928,033 shares, at the volume weighted average trading price of US$20.1343 per share, with total value equivalent to Rmb 116,031.

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

Performance shares reserve

The performance shares reserve comprises the cumulative value of employee services received for the issue of share options. The amount in the reserve is retained when the option is exercised or expired.

Reserve of assets classified as held for sale

The reserve of assets classified as held for sale comprises assets revaluation reserve and translation reserve of the disposal group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

24.	Dividends declared and paid

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Declared and paid during the year
Dividends on ordinary shares:

Final and interim dividends paid in 2013: US$0.90 per share (2012: US$0.90 per share)	207,708	—	—
Final dividend paid in 2014: US$1.20 per share (2013: US$0.90 per share)	—	274,524	44,592

	207,708	274,524	44,592

Dividend paid in cash	207,708	158,493	25,745
Dividend paid in shares (Note 23)	—	116,031	18,847

	207,708	274,524	44,592

25.	Statutory reserves

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Statutory general reserve (ii)
At January 1	187,363	189,371	30,761
Transfer from retained earnings	2,272	2,064	335
Reduced due to liquidation of a subsidiary	(264)	(2)	(1)

At December 31	189,371	191,433	31,095

Statutory public welfare fund (iii)
At January 1 and December 31	85,641	85,641	13,911

General surplus reserve (iv)
At January 1 and December 31	25,706	25,706	4,176

Total	300,718	302,780	49,182

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

26.	Share-based payment

The Company’s Equity Incentive Plan (“Equity Plan”) was approved by the shareholders at the Annual General Meeting of the Company held on July 4, 2014 for duration of 10 years (from July 29, 2014 to July 28, 2024).

All options granted under the Equity Plan are subject to a vesting schedule as follows:

(1)	one year after the date of grant for up to 33% of the shares over which the options are exercisable;

(2)	two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and

(3)	three year after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.

The expense recognized for employee services received during the year is shown in the following table:

	31.12.2014	31.12.2014
	Rmb’000	US$’000

Expense arising from equity-settled share-based payment transactions	5,360	871

Total expense arising from share-based payment transactions	5,360	871

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

26.	Share-based payment (cont’d)

There were no cancellations or modifications to the awards in 2014.

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	Number of shares	WAEP

Outstanding at January 1, 2014	—		—
Granted during the year	570,000	US$	21.11

Outstanding at December 31, 2014	570,000	US$	21.11

Exercisable at December 31, 2014	—	US$	21.11

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Fair value of share options and assumptions

Date of grant of options	On July 29, 2014

Fair value at measurement date (US$)	5.70 – 6.74

Share price (US$)	21.11
Exercise price (US$)	21.11
Expected volatility (%)	47.4
Expected option life (years)	3.5 – 5.5
Expected dividends (%)	5.81
Risk-free interest rate (%)	1.4 – 2.0

The exercise price for options outstanding at the end of the year was US$21.11.

The weighted average remaining contractual life for the share options outstanding as at December 31, 2014 was 9.6 years.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

There are no market conditions associated with the share options grants. Service conditions and non-market performance conditions are not taken into account in the measurement of the fair value of the serviced to be received at the grant date.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

27.	Trade and other payables

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Trade and bills payables (i)	5,085,349	4,214,289	684,549
Other payables	1,415,828	1,279,830	207,889
Interest payable	30,134	28,148	4,572
Accrued staff costs	481,506	431,070	70,022
Dividend payable	22,344	27,767	4,510
Associates and joint ventures	20,338	15,771	2,562
Other related parties	226,430	108,325	17,596

Financial liabilities at amortized cost (Note 35)	7,281,929	6,105,200	991,700
Accrued contribution to defined contribution plans	28,566	33,258	5,402
Other tax payable	64,116	39,600	6,432

Trade and other payables with liquidity risk (Note 32)	7,374,611	6,178,058	1,003,534
Deferred grants (Note 16)	35,145	27,817	4,518
Deferred income (ii)	130,000	170,000	27,614
Advance from customers	72,138	50,833	8,258

Total trade and other payables (current)	7,611,894	6,426,708	1,043,924

(i)

As of December 31, 2014, the trade and bills payables include bills payable to associates and other related parties amounted Rmb 12,500 (US$2,030) (2013: Rmb 12,850) and Rmb 165,183 (US$26,832) (2013: Rmb 306,218), respectively.

(ii)	This relates to the Group’s transfer of technology know-how to a joint venture of which revenue has not been recognized.

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Other payables (non-current) (i) (Note 32, Note 35)	106,594	120,588	19,588

(i)	Non-current other payables relate to provision for bonus which is not expected to be settled next 12 months.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables (current) are non-interest bearing and have an average term of three months.

•

Interest payable is normally settled throughout the financial year. As of December 31, 2013 and 2014, Rmb 27,626 and Rmb 27,626 (US$4,487) of interest payable were related to outstanding medium-term notes.

•	For terms and conditions relating to related parties, refer to Note 29.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

28.	Provision for product warranty

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

At January 1	268,006	305,938	49,696
Provision made	385,881	394,940	64,152
Provision utilized	(347,949)	(402,326)	(65,353)

At December 31	305,938	298,552	48,495

29.	Related party disclosures

The ultimate parent

As of December 31, 2014, the controlling shareholder of the Company, HLA, indirectly owned 14,137,961, or 37.0%, of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 21.7% of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 15.3% of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under Bye-Laws of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of Rmb Nil, Rmb 98 and Rmb 297 (US$48) during the financial years ended December 31, 2012, 2013 and 2014 respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Related party disclosures (cont’d)

Entity with significant influence over the Group

As of December 31, 2014, the Yulin City Government through Coomber Investment Ltd. owned 18.4% (2013: 18.9%) of the ordinary shares in the capital of the Company.

The following provides the total amount of transactions that have been entered into with related parties for the relevant financial year (for information regarding outstanding balances at December 31, 2013 and 2014, refer to Note 20 and Note 27):

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000

Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (i)	14,360	1,665	1,462	237
Sales of raw materials to State Holding Company, its subsidiaries and affiliates (i)	266,846	970,950	802,715	130,389
Sales to associates and joint ventures (i)	135,321	278,935	237,203	38,530
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (i)	(1,380,307)	(1,608,698)	(1,460,956)	(237,311)
Purchases of raw materials and supplies from associates and joint ventures (i)	(99,664)	(107,802)	(87,509)	(14,215)
Delivery expense charged by subsidiaries of State Holding Company (ii)	(187,403)	(214,752)	(213,747)	(34,720)
Storage and distribution expenses charged by a subsidiary of State Holding Company (iii)	—	(49,885)	(32,131)	(5,219)
Sales of a subsidiary to a subsidiary of State Holding Company (Note 1.2)	85,821	—	—	—
Purchases of vehicles and machineries from State Holding Company and its subsidiary (iv)	—	—	(16,725)	(2,717)
General and administrative expenses
- Charged by a subsidiary of State Holding Company (v)	(26,389)	(24,876)	(24,713)	(4,014)
- Charged by State Holding Company (vi)	—	—	(4,853)	(788)
- Charged by HLA (vii)	—	(98)	(297)	(48)
- Charged by affiliates of HLA (viii)	(10,152)	(6,489)	(6,821)	(1,108)
- Charged to joint ventures (ix)	8,499	1,745	1,383	225

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Related party disclosures (cont’d)

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

(iii)	Storage and distribution expenses charged by a subsidiary of State Holding Company for the storage of engines, components and parts for Yuchai and distribution to the production facilities.
(iv)	Vehicles and machineries were purchased by Yuchai from State Holding Company and its subsidiary.
(v)	General and administrative expenses charged by a subsidiary of State Holding Company, which is also an associate of Yuchai, for property management services rendered.
(vi)	General and administrative expenses charged by State Holding Company for rental of apartment to Yuchai’s newly graduated employees.
(vii)	General and administrative expenses charged by HLA for consultancy fees.
(viii)

General and administrative expenses charged by affiliates of HLA. The fees mainly relate to office rental, secretarial fees, insurance fees, professional and consultancy fees, and miscellaneous office expenses.

(ix)	Hotel management fees, rental, administrative fees and license fees charged to joint ventures.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Related party disclosures (cont’d)

Compensation of key management personnel of the Group

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000

Short-term employee benefits	24,889	35,262	40,106	6,515

The non-executive directors do not receive pension entitlements from the Group.

30.	Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has entered into commercial leases on certain motor vehicles, office space and items of machinery. These leases have an average life of between three and five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Within one year
- With related parties	4,949	673	109
- With third parties	8,902	11,469	1,863
After one year but not more than five years
- With related parties	1,524	820	133
- With third parties	6,282	9,023	1,466
More than five years
- With related parties	—	—	—
- With third parties	—	113	18

	21,657	22,098	3,589

The minimum lease payments recognized as an expense in the period ended December 31, 2012, 2013 and 2014 amounted to Rmb 46,817, Rmb 51,115 and Rmb 52,728 (US$8,565).

Operating lease commitments - Group as lessor

The Group has leased out some of its assets, including surplus office and manufacturing buildings. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Commitments and contingencies (cont’d)

Operating lease commitments - Group as lessor (cont’d)

Future minimum rentals receivable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Within one year
- With related parties	1,296	828	134
- With third parties	2,163	2,299	373
After one year but not more than five years
- With related parties	548	628	102
- With third parties	8,014	6,224	1,011
More than five years
- With related parties	2,000	—	—
- With third parties	21,840	17,505	2,843

	35,861	27,484	4,463

Finance lease commitments

The Group has finance lease for plant and equipment and motor vehicles. The lease has term of renewal but no purchase options and escalation clause. Renewal is at the option of the Group.

Future minimum lease payments under finance lease together with the present value of the net minimum lease payments are as follows:

	31.12.2013		31.12.2014
	Minimum lease payments	Present value of payments	Minimum lease payments		Present value of payments
	Rmb’000	Rmb’000	Rmb’000	US$’000	Rmb’000	US$’000

Not later than one year	13	13	101	16	92	15
Later than one year but not later than five years	44	43	142	24	128	21

Total minimum lease payments	57	56	243	40	220	36
Less: Amount representing finance charges	(1)	—	(23)	(4)	—	—

Present value of minimum lease payments	56	56	220	36	220	36

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Commitments and contingencies (cont’d)

Capital commitments

As of December 31, 2013 and 2014, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not recognized in the financial statements amounting to Rmb 885.7 million and Rmb 989.1 million (US$160.7 million), respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 6.

Investment commitments

As of December 31, 2013 and 2014, the Group has commitment of Rmb 9.0 million and Rmb Nil (US$ Nil) relating to the Group’s interest in joint ventures, respectively.

Letter of credits

As of December 31, 2013 and 2014, Yuchai had issued irrevocable letter of credits of Rmb 84.1 million and Rmb 50.7 million (US$8.2 million), respectively.

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

Year ended December 31, 2012	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	13,411,384	38,105	—		13,449,489
Inter-segment	—	—	—		—

Total revenue	13,411,384	38,105	—		13,449,489

Results
Interest income	98,579	622	484	(1)	99,685
Interest expense and loss from de-recognition of bills receivable	(205,746)	(9,070)	7,743	(1)	(207,073)
Impairment of property, plant and equipment	(8,026)	—	—		(8,026)
Depreciation and amortization	(343,191)	(4,649)	(645	)(2)	(348,485)
Share of profit of associates	366	2,006	—		2,372
Share of results of joint ventures	(30,904)	(5,533)	(2,804	)(9)	(39,241)
Income tax expense	(122,064)	(2,380)	(17,794	)(3)	(142,238)

Segment profit	918,646	(3,537)	(1,533	)(4)	913,576

Operating assets	17,002,251	310,443	541,483		17,854,177
Assets classified as held for sale	—	82,907	(13,411)		69,496

Total assets	17,002,251	393,350	528,072	(5)	17,923,673

Total liabilities	(9,943,167)	(406,211)	197,572	(6)	(10,151,806)

Other disclosures
Investment in associates	1,719	392	—		2,111
Investment in joint ventures	243,156	41,107	92,257	(8)	376,520
Capital expenditure	736,664	20	43	(7)	736,727

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Year ended December 31, 2013	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	15,870,380	31,975	—		15,902,355
Inter-segment	—	—	—		—

Total revenue	15,870,380	31,975	—		15,902,355

Results
Interest income	76,634	980	1,325	(1)	78,939
Interest expense and loss from de-recognition of bills receivable	(155,787)	(7,321)	6,163	(1)	(156,945)
Impairment of property, plant and equipment	(9,163)	—	—		(9,163)
Depreciation and amortization	(383,788)	(4,611)	(540	)(2)	(388,939)
Share of profit/(loss) of associates	164	(5)	—		159
Share of results of joint ventures	(51,921)	554	(27,878	)(9)	(79,245)
Income tax expense	(196,089)	(2,617)	(23,441	)(3)	(222,147)

Segment profit	1,228,728	(25,922)	(40,687	)(4)	1,162,119

Total assets	18,421,147	332,212	539,809	(5)	19,293,168

Total liabilities	(10,641,350)	(340,062)	122,409	(6)	(10,859,003)

Other disclosures
Investment in associates	1,881	349	—		2,230
Investment in joint ventures	210,230	40,512	64,380	(8)	315,122
Capital expenditure	427,987	715	929	(7)	429,631

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Year ended December 31, 2014	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	16,387,356	48,786	—		16,436,142
Inter-segment	—	—	—		—

Total revenue	16,387,356	48,786	—		16,436,142

Results
Interest income	42,014	1,463	2,347	(1)	45,824
Interest expense and loss from de-recognition of bills receivable	(149,797)	(7,700)	5,866	(1)	(151,631)
Impairment of property, plant and equipment	(10,433)	—	—		(10,433)
Depreciation and amortization	(422,777)	(7,872)	(607	)(2)	(431,256)
Share of profit/(loss) of associates	960	(4)	—		956
Share of results of joint ventures	(19,067)	(8,840)	(2,804	)(9)	(30,711)
Income tax expense	(156,861)	(2,115)	(20,663	)(3)	(179,639)

Segment profit	1,249,021	15,937	(63,573	)(4)	1,201,385

Total assets	17,756,594	374,511	642,231	(5)	18,773,336

Total liabilities	(9,387,693)	(375,564)	141,735	(6)	(9,621,522)

Other disclosures
Investment in associates	2,842	333	—		3,175
Investment in joint ventures	181,933	19,708	70,575	(8)	272,216
Capital expenditure	677,767	6,082	80	(7)	683,929

Note:

(1)	Included here are interest income and expense of the holding entity’s interest income and expense and inter-segment interest income and expense that are eliminated on consolidation.
(2)	Included here are the depreciation of the holding entity’s property, plant and equipment and additional depreciation on HLGE’s property, plant and equipment valued at fair value in excess of costs.
(3)	This relates mainly to the withholding tax provisions for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.
(4)	Profit for each operating segment does not include income tax expense.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Note: (cont’d)

(5)	Segment assets included goodwill and other assets of holding entity and increase in value of HLGE’s property, plant and equipment based on fair value in excess of costs.
(6)

Included here are mainly the liabilities of the holding entity and cumulative withholding tax provision for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.

(7)	Included here are capital expenditures incurred by the holding entity.
(8)	Included here are HLGE’s share of its joint ventures’ property, plant and equipment valued at fair value in excess of costs.
(9)	Included here are HLGE’s share of additional depreciation on its joint ventures’ property, plant and equipment valued at fair value in excess of costs.

There has been no change to the Group’s measurement of segment profit for each reportable operating segment.

Geographic information

Revenues from external customers:

	31.12.2012	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	Rmb’000	US$’000

China	13,402,636	15,846,051	16,359,873	2,657,420
Other countries	46,853	56,304	76,269	12,389

	13,449,489	15,902,355	16,436,142	2,669,809

The revenue information above is based on the location of the customer.

Revenue from one customer group amounted to Rmb 3,687,953 (US$599,053) (2013: Rmb 3,298,400; 2012: Rmb 2,445,703), arising from sales by Yuchai segment.

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Non-current assets

China	5,106,057	5,374,624	873,028
Other countries	5,512	104,187	16,924

	5,111,569	5,478,811	889,952

Non-current assets for this purpose consist of property, plant and equipment, prepaid operating leases, investment in joint ventures, intangible asset and goodwill.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies

The Group’s principal financial liabilities comprise loans and borrowings, trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has trade and other receivables, and cash and bank deposits that derive directly from its operations. The Group also holds held for trading investment and enters into derivative transactions.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, held for trading investment and derivative financial instrument.

The sensitivity analyses in the following sections relate to the position as at December 31, 2013 and 2014.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2014.

The analyses exclude the impact of movements in market variables on provisions and on the non-financial assets and liabilities of foreign operations.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s interest-bearing bank deposits and loans and borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Group are disclosed in Note 15(b). As certain rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group.

The Group manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Interest rate risk (cont’d)

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

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2014 of the Group would increase/decrease by Rmb 1.1 million (US$0.2 million) (2013: increase/decrease by Rmb 6.5 million).

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Group. The Group also holds cash and bank balances and other investments denominated in foreign currencies. The currencies giving rise to this risk are primarily the Singapore Dollar, Euro, Canadian Dollar, US Dollar and Renminbi.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2013
	Singapore Dollar	Euro	Canadian Dollar	US Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Held for trading investment	28,105	—	—	—	—	—
Trade and other receivables	561	31,590	—	11,293	35,426	5
Cash and bank balances	171,475	—	—	167,394	—	383
Financial liabilities	(48,153)	(22,483)	(159,607)	(25,738)	—	—
Trade and other payables	(32,077)	—	—	(17,580)	(1,336)	(17)

Net assets/(liabilities)	119,911	9,107	(159,607)	135,369	34,090	371

	31.12.2014
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Held for trading investment	22,855	—	—	—	—
Trade and other receivables	814	31,546	6,738	31,933	5
Cash and bank balances	138,540	—	2,041	—	357
Financial liabilities	(32,467)	(41,162)	—	—	—
Trade and other payables	(51,898)	—	(19,608)	(1,518)	—

Net assets/(liabilities)	77,844	(9,616)	(10,829)	30,415	362

US$’000	12,645	(1,562)	(1,759)	4,940	59

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Singapore Dollar	11,991	7,784	1,265
Euro	911	(962)	(156)
Canadian Dollar	(15,961)	—	—
US Dollar	13,537	(1,083)	(176)
Renminbi	3,409	3,042	494

Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit by the following amount:

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Statement of profit or loss	2,811	2,286	371

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

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

Credit risk (cont’d)

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

At December 31, 2014, the Group had top 20 customers (2013: top 20 customers) that owed the Group more than Rmb 236.5 million (US$38.4 million) (2013: Rmb 292.0 million) and accounted for approximately 57% (2013: 71%) of accounts receivables (excluding bills receivables) owing respectively. These customers are located in the PRC. There were 43 customers (2013: 26 customers) with balances greater than Rmb 1.0 million (US$0.2 million) accounting for just over 88.0% (2013: 95.4%) of total accounts receivable (excluding bills receivables). The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 19 and Note 20. The Group does not hold collateral as security.

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

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	One year or less	Two to five years	Total
As at December 31, 2013	Rmb’000	Rmb’000	Rmb’000

Financial assets
Trade and bills receivables	7,466,481	—	7,466,481
Other receivables, excluding tax recoverable	217,053	—	217,053
Cash and bank balances	3,376,848	185,000	3,561,848
Held for trading investment	28,105	—	28,105
Derivatives not designated as hedges – foreign exchange forward contract	2,731	—	2,731

	11,091,218	185,000	11,276,218

Financial liabilities
Interest-bearing loans and borrowings	1,295,558	1,184,270	2,479,828
Trade and other payables (Note 27)	7,374,611	106,594	7,481,205
Other liabilities	13	44	57

	8,670,182	1,290,908	9,961,090

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Liquidity risk (cont’d)

	One year or less	Two to five years	More than five years	Total	Total
As at December 31, 2014	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000

Financial assets
Trade and bills receivables	8,135,021	—	—	8,135,021	1,321,414
Other receivables, excluding tax recoverable	186,050	1,261	—	187,311	30,426
Cash and bank balances	2,509,034	—	—	2,509,034	407,555
Held for trading investment	22,855	—	—	22,855	3,712

	10,852,960	1,261	—	10,854,221	1,763,107

Financial liabilities
Interest-bearing loans and borrowings	1,330,421	1,107,525	31,200	2,469,146	401,076
Trade and other payables (Note 27)	6,178,058	120,588	—	6,298,646	1,023,122
Other liabilities	101	142	—	243	40

	7,508,580	1,228,255	31,200	8,768,035	1,424,238

33.	Capital management

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

	31.12.2013	31.12.2014	31.12.2014
	Rmb’000	Rmb’000	US$’000

Interest-bearing loans and borrowings (current and non-current) (Note 15)	2,259,377	2,286,717	371,443
Trade and other payables (current and non-current) (Note 27)	7,718,488	6,547,296	1,063,512
Less: Cash and bank balances (Note 21)	(3,561,848)	(2,509,034)	(407,555)

Net debts	6,416,017	6,324,979	1,027,400
Equity attributable to equity holders of the parent	6,391,573	6,988,432	1,135,167

Total capital and net debts	12,807,590	13,313,411	2,162,567

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Capital management (cont’d)

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2013 and 2014.

As disclosed in Note 25, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2013 and 2014.

34.	Fair value measurement

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2013:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		Rmb’000	Rmb’000	Rmb’000	Rmb’000

Assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 18)	December 31, 2013	28,105	28,105	—	—
Derivative financial asset:
Foreign exchange forward contract – Canadian Dollar (Note 18)	December 31, 2013	2,731	—	2,731	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Fair value measurement (cont’d)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2014:

Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		Rmb’000	Rmb’000	Rmb’000	Rmb’000

Assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 18)	December 31, 2014	22,855	22,855	—	—

There have been no transfers between Level 1 and Level 2 during the period.

35.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total
		Rmb’000	Rmb’000	Rmb’000	Rmb’000

As at December 31, 2013

Financial assets
Held for trading investment	18	28,105	—	—	28,105
Derivatives not designated as hedges – foreign exchange forward contract	18	2,731	—	—	2,731
Trade and bills receivables	19	—	7,437,948	—	7,437,948
Other receivables	20	—	215,778	—	215,778
Cash and bank balances	21	—	3,561,848	—	3,561,848

		30,836	11,215,574	—	11,246,410

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Financial assets and financial liabilities (cont’d)

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total
		Rmb’000	Rmb’000	Rmb’000	Rmb’000

As at December 31, 2013

Financial liabilities
Trade and other payables	27	—	—	7,388,523	7,388,523
Loans and borrowings	15(b)	—	—	2,259,377	2,259,377
Other liabilities	15(a)	—	—	56	56

		—	—	9,647,956	9,647,956

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total	Total
		Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000

As at December 31, 2014

Financial assets
Held for trading investment	18	22,855	—	—	22,855	3,712
Trade and bills receivables	19	—	8,113,094	—	8,113,094	1,317,852
Other receivables	20	—	185,270	—	185,270	30,095
Cash and bank balances	21	—	2,509,034	—	2,509,034	407,555

		22,855	10,807,398	—	10,830,253	1,759,214

Financial liabilities
Trade and other payables	27	—	—	6,225,788	6,225,788	1,011,288
Loans and borrowings	15(b)	—	—	2,286,717	2,286,717	371,443
Other liabilities	15(a)	—	—	220	220	36

		—	—	8,512,725	8,512,725	1,382,767

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Financial assets and financial liabilities (cont’d)

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

The management assessed that long-term bank deposits, non-current other receivables, interest-bearing loans and borrowings (non-current), non-current other payables and other liabilities approximate their fair value as their interest rates approximate the market interest rates.

36.	Events after the reporting period

(a)	HLGE share consolidation

The Monetary Authority of Singapore and the Singapore Stock Exchange have introduced a minimum trading price (“MTP”) of S$0.20 for issuers listed on the Main Board of the Singapore Exchange to take effect from March 2, 2015 as a continuing listing requirement. Issuers will be first assessed for compliance with the MTP on March 1, 2016 and those who fail to comply with the MTP at the first review date or any of the subsequent quarterly reviews will be placed on the Watch-list. On March 2, 2015, HLGE announced that as its shares have been trading below the MTP for the past six months prior to March 2, 2015, it proposed to undertake a share consolidation of every ten existing issued ordinary shares in the share capital of HLGE into one consolidated share subject to shareholders’ approval and the Singapore Stock Exchange. On March 9, 2015, HLGE announced that it had received in-principle approval from the Singapore Stock Exchange for the proposed share consolidation.

(b)	Cooperation with Shentou Investments (Hong Kong) Limited

On April 9, 2015, it was announced that Yuchai had entered into an agreement to form a new joint venture, YC Europe Co., Ltd. (“YC Europe”), in Hong Kong with Shentou Investments (Hong Kong) Limited (“Shentou”) and one partner with extensive engine distribution experience with familiarity with the markets in Europe. YC Europe will establish a wholly-owned subsidiary, YC Europe (Germany) GmbH (“YC Germany”), based in Germany to market off-road engines (excluding marine engines) in Europe. YC Europe and YC Germany will establish a sales network and develop distribution programs to exclusively sell Yuchai’s off-road diesel and gas engines (excluding marine engines) and spare parts throughout Europe, as well as provide services in engine related areas. The registered capital of YC Europe is 3.0 million Euros and Shentou and Yuchai’s shareholding in YC Europe will be 57.5% and 35% respectively with the other partner taking the remaining 7.5% equity interest.

(c)	TCL share consolidation

As a result of the introduction of the minimum-trading-price of S$0.20 by the Monetary Authority of Singapore and the Singapore Stock Exchange for issuers listed on the Main Board of the Singapore Exchange which took effect from March 2, 2015 as a continuing listing requirement, TCL announced on April 2, 2015 that it proposed to undertake a share consolidation exercise. This would involve the consolidation of every twenty existing ordinary shares in the share capital of TCL into one ordinary share subject to shareholders’ and the Singapore Stock Exchange approvals. On April 8, 2015, TCL announced that it had received in-principle approval from the Singapore Stock Exchange for the proposed share consolidation.

(d)	Yuchai Rmb 400 million ultra short-term bonds

On April 8, 2015, upon the receipt of approval from its board of directors, shareholders and NAFMII to issue ultra short-term bonds (“USTB”) amounting to Rmb 2 billion with a term not exceeding 270 days, Yuchai issued the first tranche of the USTB amounting to Rmb 400 million. The first tranche of the USTB bear a fixed annual interest rate of 4.9% and will mature on May 9, 2015. All the proceeds from the issuance of the bonds are to be used by Yuchai as working capital and repayment of loans.