Form 20-F
period 2015-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2016-04-15
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, 39,298,340 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Certain Definitions and Supplemental Information

All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar,” “dollar,” “US$” or “$” are to the United States dollar; all references to “Renminbi,” “RMB” or “Rmb” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore; all references to “RM” are to Ringgit, the legal tender currency of Malaysia. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of Rmb 6.5452 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on February 29, 2016, (ii) from Singapore dollar to US dollar at the rate of S$1.4055 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 29, 2016, and (iii) from Ringgit to US dollar at the rate of RM 4.2000 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 29, 2016. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

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

As of December 31, 2015, 39,298,340 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 38,712,282 as a result of the payment of certain amounts of dividends in the form of shares at the election of shareholders. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 38,712,282 for 2015. As of February 29, 2016, 39,298,340 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards. All references to Tier 2, 3 and 4 emission standards are to emission standards adopted by the Ministry of Environmental Protection of the People’s Republic of China applicable to diesel engines used in off-road machinery.

All references to “CAAM” are to the China Association of Automobile Manufacturers. Unless stated otherwise, all data related to the commercial vehicle market in China in this Annual Report is attributed to CAAM.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2016 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

•

political, economic and social conditions in China, including the Chinese government’s specific policies with respect to foreign investment, economic growth and the availability of credit, particularly to the extent such current or future conditions and policies affect the diesel and natural gas engine industries and markets in China, our diesel and natural gas engine customers, the demand, sales volume and sales prices for our diesel and natural gas engines and our levels of accounts receivables;

•

the effects of a weaker than expected recovery in the global economy subject to substantial downside risks including financial market turmoil arising from sudden shifts in borrowing costs amid deteriorating fundamentals, lingering vulnerabilities in some countries and heightened geopolitical tensions globally, protracted recovery in the Euro Area and the economic effects from a withdrawal of the United Kingdom from the European Union and weaker than expected growth in China on the overall global economy and our business, operating results and growth rates;

•	the effects of competition and excess capacity in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of previously reported material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivables;

•	our dependence on Dongfeng Automobile Co., Ltd. and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd.;

•	our ability to successfully manage and implement our joint ventures and manufacture and sell our diesel and natural gas engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of fluctuating interest rates in China on our borrowing costs or the availability of funding;

•	the effects of inflation and deflation on our financial condition and results of operations;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2014 and 2015, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2011, 2012 and 2013, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been prepared in conformity with IFRS.

The selected financial information as of and for the years ended December 31, 2013, 2014 and 2015 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2015, we had a 48.9% interest in the outstanding ordinary shares of HLGE and a 7.7% interest in the outstanding ordinary shares of TCL. As of February 29, 2016, our interest in the outstanding ordinary shares of HLGE and TCL remain unchanged.

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

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2015. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2015 and February 29, 2016. We consolidate the results of HLGE as a subsidiary. See Note 1.4 to the accompanying consolidated financial statements in Item 18.

Relating to our interest in TCL:

Since fiscal year 2010, we have gradually reduced our total shareholding in TCL. Our total shareholding interest in TCL was 7.7% as of December 31, 2015 and February 29, 2016. We classify our shareholding in TCL as held for trading investment.

For further information on the Company’s investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands, except per share data)
Selected Consolidated Statement of Profit or Loss Data:
Revenue	15,444,428	13,449,489	15,902,355	16,436,142	13,733,437	2,098,246
Gross profit	3,442,279	2,879,884	3,264,904	3,290,990	2,790,572	426,354
Research and development costs	(328,140)	(373,732)	(468,612)	(494,594)	(506,955)	(77,454)
Other operating income, net	73,078	132,350	156,352	94,892	19,337	2,954
Operating profit	1,535,088	1,163,464	1,402,416	1,292,618	805,180	123,018
Share of results of associates and joint ventures	(79,632)	(36,869)	(79,086)	(29,755)	(2,691)	(411)
Profit before tax	1,299,282	913,576	1,162,119	1,201,385	686,138	104,831
Income tax expense	(226,780)	(142,238)	(222,147)	(179,639)	(176,818)	(27,015)
Profit for the year	1,072,502	771,338	939,972	1,021,746	509,320	77,816
Attributable to:
Equity holders of the parent	818,532	567,333	700,423	730,280	341,108	52,116
Non-controlling interests	253,970	204,005	239,549	291,466	168,212	25,700
Basic and diluted earnings per common share attributable to ordinary equity holders of the parent (Rmb/US$ per share)	21.96	15.22	18.79	19.36	8.81	1.35
Profit for the year per share (Rmb/US$ per share)	28.78	20.70	25.22	27.09	13.16	2.01
Weighted average number of shares	37,268	37,268	37,268	37,720	38,712	38,712

	As of December 31,
	2011	2012	2013	2014	2015	2015
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	2,754,111	2,906,300	4,333,904	4,925,945	4,366,413	667,117
Property, plant and equipment	3,748,233	4,016,593	4,036,163	4,460,842	4,329,544	661,484
Trade and bills receivables	6,690,917	6,591,736	7,437,948	8,113,094	7,178,513	1,096,760
Total assets	19,151,019	17,923,673	19,293,168	18,773,336	18,815,602	2,874,718
Trade and other payables	7,234,151	6,921,197	7,718,488	6,547,296	6,192,190	946,065
Short-term interest-bearing loans and borrowings	3,551,848	2,339,273	1,230,981	1,209,001	2,399,195	366,558
Long-term interest-bearing loans and borrowings	144,883	111,422	1,028,396	1,077,716	56,509	8,634
Non-controlling interests	1,807,958	1,869,954	2,042,592	2,163,382	2,190,452	334,665
Issued capital	1,724,196	1,724,196	1,724,196	1,840,227	1,955,720	298,802
Equity attributable to equity holders of the parent	5,542,203	5,901,913	6,391,573	6,988,432	7,239,617	1,106,096

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	(1,762,386)	1,512,192	589,642	535,686	1,686,718	257,703
Capital expenditures(3)	931,764	736,727	429,631	683,929	429,890	65,680

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of Rmb 6.5452 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on February 29, 2016. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 29, 2016 or any other date. The rate quoted by the People’s Bank of China (the “PBOC”) at the close of business on December 31, 2015 was Rmb 6.4936 = US$1.00.

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

Any determination by the Company to declare a dividend will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year /in the fiscal year (in thousands)
2011	US$1.50 (2)	Rmb 234,917 (US$36,829) (3)
2012	US$0.90 (4)	Rmb 234,923 (5)
2013	US$0.90 (6) (7)	Rmb 343,349 (US$54,999) (8)
2014	US$1.20 (9)	Rmb 325,278 (10)
2015	US$1.10 (11)	Rmb 271,058 (12)

(1)

Dividends paid by Yuchai, are declared in Renminbi and paid to us in US dollar (as shown in parentheses) based on the exchange rates at local designated foreign exchange banks on the respective payment dates.

(2)

On May 11, 2011, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$1.00 per ordinary share amounting to a total of US$55.9 million for fiscal year 2010. This dividend was paid to our shareholders on May 31, 2011.

(3)	The dividend declared by Yuchai for fiscal year 2011 was paid to us on June 12, 2012. For dividend paid for fiscal year 2011, the exchange rate used was Rmb 6.3786 = US$1.00.
(4)

On June 15, 2012, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$0.40 per ordinary share amounting to a total of US$33.5 million for fiscal year 2011. This dividend was paid to our shareholders on July 9, 2012.

(5)

The dividend declared by Yuchai for fiscal year 2012 was paid to us on June 7, 2013. For dividend paid for fiscal year 2012, Rmb 68.4 million was paid in Renminbi and the remaining Rmb 166.5 million was paid in US dollar at an exchange rate of Rmb 6.1474 = US$1.00.

(6)

On June 17, 2013, we declared a dividend of US$0.40 per ordinary share and a special dividend of US$0.40 per ordinary share amounting to a total of US$29.8 million for fiscal year 2012. This dividend was paid to our shareholders on July 10, 2013.

(7)

On August 5, 2013, we declared an interim dividend of US$0.10 per ordinary share for fiscal year 2013 amounting to a total of US$3.7 million. This dividend was paid to our shareholders on August 26, 2013.

(8)	The dividend declared by Yuchai for fiscal year 2013 was paid to us on May 16, 2014. For dividend paid for fiscal year 2013, the exchange rate used was Rmb 6.2428 = US$1.00.
(9)

On May 12, 2014, we declared a dividend of US$1.20 per ordinary share amounting to a total of US$44.7 million for fiscal year 2013 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$26 million in cash and 928,033 ordinary shares.

(10)

The dividend declared by Yuchai for fiscal year 2014 was paid to us on May 29, 2015. For dividend paid for fiscal year 2014, Rmb 32.6 million was paid in Renminbi and the remaining Rmb 292.7 million was paid in US dollar at an exchange rate of Rmb 6.2135 = US$1.00.

(11)

On May 22, 2015, we declared a dividend of US$1.10 per ordinary share amounting to a total of US$42.0 million for fiscal year 2014 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$23.4 million in cash and 1,102,634 ordinary shares.

(12)

The dividend declared by Yuchai for fiscal year 2015 has been approved for payment by Yuchai’s Board of Directors. It will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2015 and upon the receipt of approval by Yuchai’s shareholders.

Historical Exchange Rate Information

On December 31, 2015, the PBOC rate was Rmb 6.4936 = US$1.00. On February 29, 2016, the PBOC rate was Rmb 6.5452 = US$1.00.

On December 31, 2015, the noon buying rate was Rmb 6.4778 = US$1.00. On February 29, 2016, the noon buying rate was Rmb 6.5525 = US$1.00.

The following tables set forth certain information concerning exchange rates between Renminbi and US dollar based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	High	Low
October 2015	6.3591	6.3180
November 2015	6.3945	6.3180
December 2015	6.4896	6.3883
January 2016	6.5932	6.5219
February 2016	6.5795	6.5154
March 2016	6.5500	6.4480

	Noon Buying Rate (1) (Rmb per US$1.00)
Period	Period End	Average (2)	High	Low
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016 (through February 29, 2016)	6.5525	6.5610	6.5932	6.5154

(1)

The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of December 31, 2015 was Rmb 6.4936 compared with Rmb 6.4778 for the noon buying rate at the end of December 31, 2015.

(2)	Determined by averaging the rates on each business day of each month during the relevant period.

Risk Factors

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of February 29, 2016, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 15,189,528 or approximately 38.7%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 22.5% of the outstanding shares of our Common Stock and has, since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 16.2% of the outstanding shares of our Common Stock as of February 29, 2016. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd. or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders.

As described above, HL Technology, a subsidiary of Hong Leong Asia, owns 8,838,670 shares of our Common Stock, as well as the special share. If HL Technology reduces its shareholding to less than 7,290,000 shares of our Common Stock, our Bye-Laws provide that the special share held by HL Technology will cease to carry any rights, and Hong Leong Asia may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — The Special Share.” If HL Technology sells or disposes of all of the shares of our Common Stock, we cannot determine what control arrangements will arise as a result of such sale or disposal (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our financial condition, results of operations, business, prospects or share price.

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

•

changes in general economic conditions, especially the effects of a weaker than expected recovery in the global economy subject to substantial downside risks including financial market turmoil arising from sudden shifts in borrowing costs amid deteriorating fundamentals, lingering vulnerabilities in some countries and heightened geopolitical tensions globally, protracted recovery in the Euro Area and the economic effects from a withdrawal of the United Kingdom from the European Union and weaker than expected growth in China. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy;”

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

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2015. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”

Risks relating to our company and our business

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.

Our operations and performance depend significantly on worldwide economic conditions. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand. According to the World Bank’s Global Economic Prospects issued in January 2016, global growth in 2015 slowed to 2.4% from 2.6% in 2014 mainly due to continued growth deceleration in emerging and developing economies amid weakening commodity prices, weaker capital flows and subdued global trade. While the recovery in major high-income countries such as the United States and the Euro Area gained traction in 2015 increasingly driven by stronger domestic demand as credit conditions and labor markets improved, growth forecasts for high-income countries have been lowered in 2016 in view of the effect on the United States of US dollar appreciation and the impact on Japan of slowing trade in Asia. Albeit gradually dissipating, legacies from the global financial crisis continue to be felt across high-income countries, limiting both aggregate demand and the underlying growth potential of these economies.

The world economy is expected to grow 2.9% in 2016 compared with 2.4% in 2015, strengthening to 3.1% in 2017 to 2018. A modest upturn in global activity expected in 2016 and beyond is predicated on continued economic recovery in major high-income countries, a gradual slowdown and rebalancing in China, a stabilization of commodity prices and gradual and well-contained increase in global interest rates. However, there are substantial downside risks to these projections such as a faster-than-expected slowdown in China combined with a more protracted deceleration in other large emerging markets, the possibility of a protracted decline in potential growth throughout emerging and developing economies, persistently subdued growth in major high-income countries, an escalation of geopolitical tensions globally and the spread of terrorism. Given the weak outlook and lingering vulnerabilities in many developing countries, these risks have the potential to cause sudden disruptions in capital flows in the most fragile economies. On March 10, 2016, the European Central Bank announced a package of monetary measures cutting its main interest rates and expanding its bond-buying program in order to stimulate growth and inflation in the Eurozone.

Recently, concerns have arisen after the announcement on February 20, 2016 of a referendum to be held in the United Kingdom on June 23, 2016 to vote on the country’s continued membership in the European Union (the “EU”). The possible exit of the United Kingdom from the EU would be an unprecedented political event and may mark a turning point in the integration of the EU. Other countries in the EU may decide to follow the same path and the political and economic impact of an exit by the United Kingdom, one of the EU’s key member states, may have an unfavorable impact on the economies of the Euro Area with possible wider implications for the world economy.

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

According to the National Bureau of Statistics, China’s economy expanded by 6.9% in 2015, the slowest rate since 1990. Although the growth slowdown in China continues to be gradual in response to the Chinese government’s planned reform of the economy, there are downside risks to growth. The main short-term risk is the unwinding of high leverage in sectors with excess capacity, namely the industrial and real estate sectors. This may result in a sharper-than-expected slowdown in investment and hence in aggregate demand. There have been increasing concerns over China’s current debt levels which continue to trend upwards despite decelerating credit growth which has resulted in fears over possible defaults by local banks, corporate entities including state-owned enterprises and local provincial governments. On March 5, 2015, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced the lowering of the growth target for China in 2015 to 7% from 7.5% in 2014 acknowledging that China’s economic development had entered a new normal as it deals simultaneously with the economic slowdown and implementation of structural adjustments as it reforms its growth model. On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress, the new government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fuelled growth. On March 5, 2016, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China for the next 5 years from 2016 to 2020 to a range of 6.5% to 7% conceding that there were many challenges ahead including growing downward pressures on China’s economy. The 13th Five Year Plan covering the years 2016 to 2020 was also formerly approved at the annual legislative session. The 13th Five Year Plan is predicated on an average annual growth of 6.5% which is required in order to achieve the government’s goal of doubling per capita income by 2020 over 2010. The Chinese government remains committed to pursuing a range of reforms as it laid out in the November 2013 reform document on new social and economic policies and the current leadership is expected to continue to implement new economic and social policies already announced and make further changes to existing ones as it continues to rebalance its economy. The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by changes in Chinese government policies.

Further, as a result of recurring liquidity tightening in the banking system, alternative lending and borrowing outside of traditional banking practices, generally known as “shadow banking”, has grown to become an integral and significant aspect of the Chinese economy. Such alternative lending is loosely regulated and has led to an increase in China’s debt levels leading to concern over rising bad debts and financial problems. As an increasing portion of the funds obtained from shadow banking are being used for investments in speculative and risky products, should a widespread default on such investments occur, this could harm the growth prospects of the Chinese economy. While there has been increased scrutiny and oversight by regulators, this has not entirely eradicated the shadow banking industry in China. Even if the Chinese government increases regulation over such alternative lending and borrowing, there is no assurance that such regulations will be successful, or that they would not have an adverse impact on the overall loan markets and liquidity in China, which will negatively impact the Chinese economy.

The diesel engine business in China is dependent in large part on Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by Chinese government policies affecting our business.

Our business is dependent on the state of the commercial vehicle market in China. According to CAAM, the sales of commercial vehicles have experienced fluctuations over the years primarily as a result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In 2014, commercial vehicle sales were 2.9 million units, representing a decline of 10.8% compared with 2013 mainly due to a 13.0% decline in the truck segment. This was primarily due to the strict enforcement of the National IV emission standards from January 1, 2015. In 2015, the commercial vehicle market in China softened further and sales of commercial vehicles declined by 11.9% compared to 2014 to 2.5 million units. The Chinese government introduced generous incentives to encourage purchases of electric — powered vehicles to curb air pollution in the major cities resulting in sales increasing by approximately 400% in 2015 to 86,813 units from 17,465 units in 2014. There was a corresponding decrease in sales of fuel-powered vehicles which affected sales of our diesel and natural gas engines. For more details, see “Item 5. Operating and Financial Review and Prospects — Overview.”

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. On August 11, 2013, the Chinese government released a guideline titled “Opinions of the State Council on Accelerating the Development of Energy-Saving and Environmental Protection Industries.” According to the guideline, the government planned to upgrade the environmental sector to a key industry by 2015 and fund through investments, tax breaks and direct subsidies, environmental protection industries across a range of technologies addressing air, water and soil pollution including energy saving products, electrical vehicles and pollution monitoring. On April 24, 2014, proposed amendments to the 1989 Environmental Protection Law were passed by China’s Standing Committee of the National People’s Congress. The new amendments which came into effect on January 1, 2015 provide for increased fines against polluting companies, detention of negligent executives, protection for whistleblowers and penalties for officials who fail to enforce laws. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014 - 2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020.

Premier Li Keqiang in his 2015 annual policy report acknowledged the concern over environmental pollution and stated that the Chinese government would implement an action plan to conserve energy, reduce emissions and improve the environment such as promoting the use of new-energy vehicles, improving the quality of fuel and prohibiting the use of commercial vehicles registered prior to the end of 2005. China’s 13th Five Year Plan covering the years 2016 to 2020, which was formerly adopted at the National People’s Congress in Beijing in March 2016 seeks to reduce energy consumption by 15% and carbon emissions by 18% by 2020. In addition, green and low-carbon industry systems will be set up, the use of new energy vehicles will be promoted and the industrialization level of electric cars improved. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws. The reforms which will be phased in on a pilot basis in 17 provinces and autonomous regions will be completed nationwide in 2018. Although a series of policy and reform measures have been formulated to create a sustainable environment for the rapid growth of the energy saving and environmental protection industry, there is no assurance that these measures will be successful. We cannot assure you that the Chinese government will not change its policies in the future to de-emphasize the use of diesel engines and encourage increased use of cleaner energy alternatives, and any such change will adversely affect our financial condition, results of operations, business or prospects. The government incentive schemes have, from time to time contributed to an increase in our engine sales in the past. However, since government incentive schemes may be changed from time to time, there can be no assurance that sales of our engines will continue to grow at the same rate as in the past or at all.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ending December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2012 to 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012 to 2015.

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

Our sales are concentrated among the Dongfeng Group, which includes Dongfeng Automobile Co., Ltd., one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd. In 2015, sales to the Dongfeng Group accounted for 21.1% of our total revenue, of which sales to our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Xiangfan Tourist Bus Co., Ltd., accounted for 7.4% and 3.5% respectively. In 2015, our sales to our top five customers including the Dongfeng Group accounted for 37.7% of our total revenue. Although we consider our relationship with the Dongfeng Group and the other top four customers to be good, the loss of one or more of the companies within the Dongfeng Group as a customer or any one of our other top four customers whether singly or combined together would have a material adverse effect on our financial condition, results of operations, business or prospects.

As we are dependent on the purchases made by the Dongfeng Group from us, we have exposure to their liquidity arising from the high level of accounts receivables from them. We cannot assure you that the Dongfeng Group will be able to repay all the money they owe to us. In addition, the Dongfeng Group may not be able to continue purchasing the same volume of products from us which would reduce our overall sales volume.

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

The diesel engine industry in China is highly competitive. We compete with many other China domestic companies, most of which are state-owned enterprises. Some of our competitors have formed joint ventures with or have technology assistance relationships with foreign diesel engine manufacturers or foreign engine design consulting firms and use foreign technology that is more advanced than ours. We expect competition to intensify as a result of:

•	improvements in competitors’ products;

•	increased production capacity of competitors;

•	increased utilization of unused capacity by competitors;

•	price competition;

•	increased emphasis on new-energy vehicles; and

•	consolidations in the diesel engine industry.

In addition, we believe there has been excess capacity in the diesel engine industry in the past from time to time due to fluctuations in market demand. For example, market demand has fluctuated between 2010 and 2015 as a result of, among other things, stimulus measures announced by the Chinese government to counter the effects of the 2008 global financial crisis, investment in capacity expansion by our competitors, the phasing out of Chinese government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities, pre-buying of commercial vehicles prior to the implementation of new emission standards in China and incentives to encourage purchases of electric-powered vehicles. For more details, see “Item 5. Operating and Financial Review and Prospects — Overview.”

In recent years, the Chinese government has been focused on developing the new-energy vehicle industry to curb air pollution. Various incentives and infrastructure investments have been introduced to encourage purchases of electric-powered vehicles. As a result, sales of electric-powered vehicles increased by approximately 400% in 2015 to 86,813 units from 17,465 units in 2014. There was a corresponding decrease in sales of other fuel-powered vehicles which has affected our sales of diesel and natural gas engines. At the recent legislative session of the National People’s Congress in March 2016, the Chinese government reiterated its push for greater use of new-energy vehicles and encouraged more innovation to accelerate the sector’s development. China will gradually reduce subsidies for new-energy vehicles and expects to replace all financial assistance after 2020 with fiscal rewards for qualified companies, while continuing to invest in the charging station network to support the growing number of new-energy vehicles on the road.

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

Our long-term business prospects will depend largely upon our ability to develop and introduce new or improved products in response to market demands at competitive prices. Our competitors in the diesel engine markets may be able to introduce new or improved engine models that are more favorably received by customers. Competition in the end-user markets, mainly the truck market, may also lead to technological improvements and advances that render our current products obsolete at an earlier than expected date, in which case we may have to depreciate or impair our production equipment more rapidly than planned. Failure to introduce or delays in the introduction of new or improved products at competitive prices could have a material adverse effect on our financial condition, results of operations, business or prospects.

In addition, any consolidations or alliances in our industry may result in more competition for us from the resulting larger companies. Concentration within our industry, or other potential moves by our competitors, could improve their competitive position and market share and may exert further pricing pressure on us. Any consolidation or alliances in our industry involving our key suppliers or customers may adversely affect our existing relationships and arrangements with them. The loss of one or more of our key suppliers or customers due to consolidation in our industry or otherwise could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.

As the diesel engine industry in China is highly competitive and continues to develop, we will have to continually improve our existing engine products, develop new engine products and enter into new markets in order to remain competitive. As a result, our long-term business prospects will largely depend upon our ability to develop and introduce new or improved products at competitive prices and enter into new markets. Future products may utilize different technologies and may require knowledge of markets that we do not currently possess. Moreover, our competitors may be able to introduce new or improved engine models that are more favorably received by customers than our products or enter into new markets with an early-entrant advantage. Any failure by us to introduce, or any delays in the introduction of, new or improved products at competitive prices or entering into new markets could have a material adverse effect on our financial condition, results of operations, business or prospects.

We have entered into several joint ventures in order to expand our product portfolio. There can be no assurance that our joint ventures will be successful or profitable. We have recognized impairment losses in the past related to our investments in the joint ventures and may do so again in the future. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment and shareholding changes. We have entered into the following joint ventures:

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

•

On April 9, 2015, we announced that Yuchai had entered into an agreement to form a new joint venture, YC Europe Co., Ltd. (“YC Europe”), in Hong Kong with Shentou Investments (Hong Kong) Limited (“Shentou”) and one partner with extensive engine distribution experience with familiarity with the markets in Europe. YC Europe will establish a wholly-owned subsidiary, YC Europe (Germany) GmbH (“YC Germany”), based in Germany to market off-road engines (excluding marine engines) in Europe. YC Europe and YC Germany will establish a sales network and develop distribution programs to exclusively sell Yuchai’s off-road diesel and gas engines (excluding marine engines) and spare parts throughout Europe, as well as provide services in engine related areas. The registered capital of YC Europe is 3.0 million Euro and Shentou and Yuchai’s shareholding in YC Europe will be 57.5% and 35% respectively with the other partner taking the remaining 7.5% equity interest.

•

On February 19, 2016, we announced that Yuchai had entered into an agreement with MTU Friedrichshafen GmbH (“MTU”) to set up a 50-50 joint venture for the production, under license from MTU, of MTU diesel engines in China. The joint venture will be based at Yuchai’s primary manufacturing facilities in Yulin and is expected to begin production in 2017. The joint venture will produce MTU Series 4000 diesel engines compliant with Tier 3 emission standards and power outputs ranging from 1400 to 3490 kW, primarily for the Chinese off-highway market, in particular for power generation and oil and gas applications. The establishment of the joint venture is subject to the fulfilment of certain conditions including but not limited to approvals by the relevant authorities.

In April 2007, Yuchai entered into an Equity Joint Venture Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited to form two joint venture companies for the development, production and sale of the 4Y20 diesel engine and parts for passenger vehicles. In May 2012, Yuchai exited one joint venture in Zhejiang Province and increased its stake in the second joint venture in Jining, Shandong Province (“Jining Yuchai”) through a share swap agreement that gave Yuchai a 70% shareholding in Jining Yuchai, with Geely maintaining its 30% shareholding. In September 2014, Yuchai divested its entire 70% shareholding in Jining Yuchai. However, Yuchai consolidates Jining Yuchai as a result of various contractual arrangements that allow Yuchai to exercise effective control over Jining Yuchai. See Note 3.1 to the accompanying consolidated financial statements in Item 18. We may be unable to treat Jining Yuchai as a consolidated entity if our various contractual arrangements are terminated or expire without being renewed. In addition, these arrangements may not be as effective in providing control over Jining Yuchai and its equity holders as direct equity ownership. The technology for the 4Y20 diesel engine is entirely owned by Jining Yuchai. In 2014, we recorded an impairment loss of Rmb 60 million on the intellectual property relating to the 4Y20 technology for the year ended December 31, 2014. In 2015, we recorded a further impairment loss of Rmb 26.7 million. See “Item 5. Impairment of long-lived assets, including goodwill and intangible assets”. Any adverse developments with respect to Jining Yuchai or our inability to consolidate Jining Yuchai could adversely affect our business, financial condition and results of operations.

We have developed natural gas engines to expand our product portfolio. There can be no assurance, however, that these activities will be profitable. Since 2013, Yuchai has produced a full portfolio of natural gas engines to complement its existing suite of diesel engines at its main manufacturing facility at Yulin City, Guangxi Zhuang Autonomous Region. The portfolio comprises natural gas engines for both on-road and off-road applications, all of which are compliant with China’s National V emission standards. In January 2016, we announced the launch of an upgraded natural gas engine model compliant with National VI emission standards for on-road applications. The main applications of Yuchai’s natural gas engines are in the bus, truck and power generator sectors. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Other products and services” for more information on Yuchai’s natural gas engines.

Natural gas engines represent an emerging market in China, as well as in other countries around the world, and the development of a sustainable market for natural gas engines may be affected by many factors, some of which are beyond our control, including:

•	the emergence of newer, more competitive technologies and products;

•	the prices and availability of oil and natural gas in the future;

•	the successful development of natural gas refueling infrastructure;

•	the structure and implementation of government policies, including the availability of government incentives;

•	consumer perceptions of the safety of natural gas engines; and

•	consumer reluctance to adopt new products.

There can be no assurance that a sustainable market for natural gas vehicles will develop in China or in other countries around the world or that our initiative to increase our market share in the natural gas engine market will be successful or profitable. For example, in 2015, our sales of natural gas engines declined primarily due to increased demand for electric-powered vehicles and reduced oil prices.

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. For more information on Yuchai’s research and development efforts, see “Item 4. Information on the Company — Business Overview — Research and Development.” Our research and development efforts may not be successful and our new products may not address the needs of our current and prospective customers or achieve market acceptance. Moreover, competitors may be in the process of developing technology that could be developed more quickly or eventually become more profitable than our products. If our investments in research and development do not yield new technologies and products that we can successfully market and sell, our business, financial condition and results of operations may be adversely affected.

Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.

In 2013, Yuchai recorded engine sales of 500,756 units. In 2014, engine sales decreased to 483,825 units, a 3.4% decrease as compared with 2013. In 2015, engine sales declined by 24.6% to 364,567 units. In 2015, our net revenue decreased by 16.4% to Rmb 13.7 billion (US$2.1 billion) compared with Rmb 16.4 billion in 2014. We cannot assure you that we will be able to maintain or increase engine sales in the future. For example, we may not be able to maintain or increase our engine sales or revenue commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.”

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

We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including our results of operations, financial condition and cash flow, economic, political and other conditions in China, the Chinese government’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. For example, China continued to experience a shortage of liquidity in its banking system in 2014 and 2015 causing the Chinese government to reduce its one year lending rate six times from 5.6% on November 21, 2014 to 4.35% on October 23, 2015. In addition, in 2015, the People’s Bank of China (the “PBOC”) continued to lower the reserve requirements to be held by banks in an effort to inject liquidity into the economy in response to deflationary and increasing slowdown pressures. On February 29, 2016, the PBOC announced the lowering of bank reserve requirements from 17.5% to 17% to support the economy at a time of elevated uncertainty in the midst of a persistently sluggish economy. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may adversely affect our business, financial condition, results of operations and prospects.

We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollar, Singapore dollar or Renminbi. In 2013, Yuchai issued the first tranche of Rmb-denominated three year unsecured medium-term notes (“MTNs”) in China amounting to RMB 1.0 billion upon the receipt of approval from NAFMII, at an annual interest rate of 4.69%. The maturity date of the MTNs is May 30, 2016. In April and September 2015, Yuchai issued ultra short-term bonds amounting to a total of Rmb 800 million at interest rates of 4.9% and 3.9%, respectively. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

In 2015, there were significant reductions in interest rates for bank loans in China. For example, the interest rate varied between 5.6% and 4.35% in 2015 which affected our cost of funding and bill discounting, and our results of operations. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects. In particular, our financial condition, results of operations, business or prospects could be adversely affected by a devaluation of the Renminbi.

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollar, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies, such that the Renminbi was no longer pegged to the US dollar. On August 10, 2015, the PBOC introduced a change in the calculation of the Renminbi reference rate cutting its daily reference rate by 1.9 percent, in order to foster greater exchange rate flexibility. On December 1, 2015, the International Monetary Fund (the “IMF”) announced the inclusion of the Renminbi in the basket of currencies which make up the IMF’s Special Drawing Right (“SDR”). This was the first time in over 15 years that the list of currencies comprising the SDR has been altered recognizing China’s gradual integration into the world economy. From December 30, 2011 to December 31, 2015, the Renminbi depreciated about 2.9% against the US dollar. From December 30, 2011 to December 31, 2015, the Singapore dollar depreciated about 9.4% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollar and other currencies could have an adverse effect on our business, financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. The global economic crisis resulted in a slowing of the rate of inflation in January 2009 and thereafter into negative territory until November and December 2009 according to the National Bureau of Statistics. In 2011, the annual inflation rate was 5.4% leading to the Chinese government raising lending interest rates and the reserve requirements for banks six times in 2011 to counter accelerating inflation. According to the National Bureau of Statistics, the annual inflation rate for 2012 and 2013 fell to 2.6% as a result of the slowing economy weakening further to 2% in 2014 and 1.4% in 2015, below the 3.0% target set by the Chinese government. The inflation rate was 1.8% and 2.3% in January and February 2016, respectively. On March 5, 2016, at Premier Li Keqiang’s annual policy report presented at the National People’s Congress in Beijing, he announced that the annual inflation rate target would be maintained at around 3% in 2016, the same rate as in 2015 and a decline from 3.5% in 2014. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations. Recently, concerns have arisen over deflationary pressures in China as a result of weak domestic demand. A prolonged period of deflation may result in falling profits, closure of businesses, shrinking employment and incomes and increasing defaults on loans by companies and individuals, any of which could adversely affect our business, financial condition or results of operations.

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

The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and strict enforcement of the standards was implemented nationwide on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. Yuchai produces diesel engines compliant with National IV and V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards and develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In October 2010 and October 2014, China officially implemented the Tier 2 and Tier 3 emission standards nationwide, respectively. The Tier 4 emission standards were implemented in Beijing and Shenzhen on January 1, 2015 and October, 2015 respectively. Yuchai is able to produce diesel engines compliant with both Tier 2 and 3 emission standards for use in off-road machinery. As distribution of Tier 2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai continues to produce such engines solely for export from China. While Yuchai produces diesel engines compliant with the current emission standards in both the off- and on-road markets, there can be no assurance that Yuchai will be able to comply with these emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

Our insurance coverage may not be adequate to cover risks related to our production and other operations.

The amount of our insurance coverage for our buildings and equipment is at cost which could be less than replacement value. The amount of our insurance coverage for our inventory is at book value which could be less than replacement value. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure only high risk assets, such as production property and equipment and certain inventory. However, our under insurance of other properties, facilities and inventory in accordance with this Chinese practice exposes us to substantial risks so that in the event of a major accident, our insurance recovery may be inadequate. Since March 2016, we have carried third-party liability insurance to cover claims in respect of bodily injury, and/or property damage arising from accidents on our property or relating to our operations. We do not carry business interruption insurance as such coverage is not customary in China. From time to time, we will review the adequacy of our insurance coverage. Nevertheless, losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

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

On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress,, the new Chinese government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fueled growth. On March 5, 2016, at the National People’s Congress in Beijing, the growth target for China for the next 5 years from 2016 to 2020 was lowered to a range of between 6.5% to 7%.

The Chinese government remains committed to pursuing a range of reforms as laid out in its November 2013 reform document and the current leadership is expected to continue implementing new economic and social policies already announced and making further changes to existing policies as it continues to rebalance its economy. The Chinese government has implemented policies to control the rate of economic growth, manage inflation and otherwise regulate economic expansion. As periods of high inflation have accompanied economic growth, the Chinese government has, from time to time introduced industry-specific measures to avoid overheating of certain sectors, such as tightening bank lending policies, increasing bank interest rates, and seeking to curb real estate and stock market speculation and inflation. In recent times, in order to counteract slowing growth and a shortage of liquidity in its banking system, the Chinese government on a number of occasions reduced its one-year lending rate and lowered the reserve requirements to be held by banks in an effort to inject liquidity into the economy in response to deflationary and increasing slowdown pressures. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Company and Our Business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.” Further, in view of the increased focus on domestic consumption and services, further changes to existing economic and social policies are expected to be announced and implemented by the Chinese government. Although we believe that the economic policies, measures and reforms adopted by the Chinese government will continue to have a positive long-term effect on economic development in China and that we will continue to benefit from these policies, measures and reforms, such government actions may, from time to time, be modified or reversed or have an adverse effect on the price of diesel and diesel-using products and the diesel engine market in general. Adverse changes in the Chinese laws, regulations or policies could have a material adverse effect on the overall economic growth of China and infrastructure investment in China. These developments could adversely affect our business, financial condition and results of operations.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our financial condition, results of operations, business or prospects.

Growth in the global economy slowed to 2.4% in 2015 from 2.6% in 2014 mainly due to continued growth deceleration in emerging and developing economies amid weakening commodity prices, weaker capital flows and subdued global trade. While the recovery in major high-income countries such as the United States and in the Euro Area gained traction in 2015 increasingly driven by stronger domestic demand as credit conditions and labor markets improve, growth forecasts for high-income countries have been lowered in 2016 in view of the effect on the United States of US dollar appreciation and the impact on Japan of slowing trade in Asia. Albeit gradually dissipating, legacies from the global financial crisis continue to be felt across high-income countries, limiting both aggregate demand and the underlying growth potential of these economies. According to the World Bank’s Global Economic Prospects issued in January 2016, growth in East Asia and the Pacific was estimated to have slowed to 6.4% in 2015 and is expected to decelerate to 6.3% on average between 2016 and 2018, reflecting the gradual slowdown in China and a sluggish recovery in the rest of the region. The National Bureau of Statistics has reported that China’s economy expanded 6.9% in 2015, the slowest rate since 1990. Although the growth slowdown in China continues to be gradual, downside risks to growth exists. For more information on the Chinese economy, see “Item 3. Key Information — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.” The demand for trucks, construction machinery and other applications of diesel engines generally increases during periods of economic expansion and decreases during periods of economic slowdown. In the event that new adverse economic developments occur in China or elsewhere in the Asian region, our sales may decrease and our business, prospects, financial condition or results of operations may suffer.

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

Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiary, Yuchai, and are denominated in Renminbi, while a portion of our indebtedness is, or in the future may be, denominated in US dollar and other foreign currencies. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes, among other things, foreign direct investment, overseas borrowings by Chinese entities and proceeds of overseas public offering by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of the State Administration for Foreign Exchange, or SAFE. On December 11, 2015, China announced the convertibility of Renminbi on its capital account within a prescribed limit of US$10 million for the free-trade zones of Tianjin, Guangdong and Fujian, an initial step towards the opening of its capital account.

Yuchai, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account and foreign debt account continue to be subject to limitations and require registrations with and reviews from the designated foreign exchange banks and SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. The General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. On March 30, 2015, SAFE issued a notice to take effect from June 1, 2015 loosening the explicit prohibition against the use of Renminbi converted from capital contribution in foreign currency for domestic equity investment as set out in its circulars of August 2008 and July 2011. As the new policy has recently been implemented, its full applicability to a foreign-invested enterprise is currently uncertain. As a result, we may not be able to increase the capital contribution of our operating subsidiary, Yuchai and subsequently convert such capital contribution into Renminbi for equity investment or acquisition in China.

Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations.

We face risks related to health epidemics or outbreaks of communicable diseases. For example, in 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome (“SARS”), which severely restricted the level of economic activity in affected areas and had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. In 2009, an outbreak of H1N1 flu first occurred in Mexico and quickly spread to other countries, including China. In addition, an infectious strain of influenza known as the H5N1 Avian flu has been reported from time to time in China, Hong Kong, Vietnam, and other parts of Asia. More recently, a new strain of Avian flu (H7N9) was reported in China and a new virus known as the novel coronavirus, NCoV, was reported in the Middle East and other parts of the world. Beginning in 2014, the largest Ebola virus outbreak in history affected numerous countries in West Africa and led to various reported cases of Ebola around the world. Beginning in April 2015, outbreaks of Zika fever caused by the Zika virus were recorded in countries in South and Central America, Mexico and the Caribbean. As of early 2016, the spread of the virus is ongoing, primarily in the Americas. On February 1, 2016, the World Health Organization (“WHO”) declared the virus and its suspected link to birth defects an international public health emergency.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States, is registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”). As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with relevant U.S. laws and professional standards. Our auditor engages its China-based affiliate to audit our China entities and China is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the China Ministry of Finance (the “China MoF”) to establish a cooperative framework for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the China MoF in the United States and China. However, as of February 29, 2016, the parties had not reached a definitive agreement to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. stock exchanges. During its Standing Advisory Group meeting on November 12 and 13, 2015, the PCAOB affirmed its commitment to reaching an agreement with the CSRC and the China MoF to conduct inspections in China although the process has proven more difficult than originally anticipated.

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

Further to the administrative proceedings commenced by the SEC, on January 22, 2014, an initial administrative law decision was rendered. The Administrative Law Judge (“ALJ”) held that the Chinese Firms had acted willfully and with a lack of good faith by refusing to comply with the SEC’s document requests and imposed on four of the Chinese Firms including the Chinese affiliate of our independent registered public accounting firm, a six-month suspension from practicing before the SEC. The decision of the ALJ is not legally effective until after the SEC has issued a final decision. The four Chinese Firms appealed the ALJ’s initial decision to the SEC.

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

Risks relating to our investment in HLGE

The HLGE group operates hotels in the PRC and Malaysia. As of February 29, 2016, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.

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

•

changes to the political, economic, legal or social environments of the countries in which the HLGE group operates (including developments with respect to inflation or deflation, interest rates, currency fluctuations, governmental policies, real estate laws and regulations, taxation, fuel costs, expropriation, including the impact of the current global financial crisis);

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

The HLGE group recorded pre-tax losses for five consecutive fiscal years from 2009 to 2013. For fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned Copthorne Hotel Cameron Highlands. For fiscal year 2015, the HLGE Group recorded a pre-tax loss. HLGE’s average daily market capitalization has fallen below the minimum threshold of S$40 million resulting in it being placed on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failing to comply with the minimum criteria for continued listing. In addition, HLGE group owes debt obligations to repay us S$68 million under a loan agreement. The original loan amount of S$93 million was granted to HLGE by our wholly-owned subsidiary, Venture Lewis Limited (“Venture Lewis”) in February 2009 to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and which matured on July 3, 2009. The current outstanding loan amount of S$68 million has been extended seven times by us since 2010.

These factors have made it difficult for the HLGE group to obtaining financing from financial institutions or to repay its debt obligations to us. In view of these difficulties, we extended the S$68 million loan to HLGE for another year from July 2016 to July 2017 to provide financial support, which is essential to ensure HLGE group’s ability to continue as a going concern. The HLGE group will likely require additional funds for its core businesses and to invest in future growth opportunities. There is no assurance that the HLGE group would be able to generate sufficient internal funds to finance its growth plans or to pay the outstanding debt owing to us either through additional disposals of their assets or potential merger and acquisition opportunities to grow its earnings base. Accordingly, the HLGE group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE may dilute our equity interests in HLGE. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain sufficient funds to finance its growth plans or to repay outstanding debt to us will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to continue as a going concern that in turn could have a material adverse effect on the value of our investment in the HLGE group.

The HLGE group may be unable to remain listed.

The HLGE group recorded pre-tax losses for five consecutive fiscal years from 2009 to 2013. For fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned Copthorne Hotel Cameron Highlands. For fiscal year 2015, the HLGE Group recorded a pre-tax loss. HLGE group’s average daily market capitalization has fallen below the minimum threshold of S$40 million resulting in it being placed on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failing to comply with the minimum criteria for continued listing. If HLGE does not comply with the listing requirements of the Singapore Stock Exchange by June 3, 2016, it may be removed from the Official List of the Singapore Stock Exchange or trading in its shares will be suspended with a view toward removal.

The Monetary Authority of Singapore and the Singapore Stock Exchange have introduced a minimum trading price (“MTP”) of S$0.20 for issuers listed on the Main Board of the Singapore Exchange, which took effect from March 2, 2015 as a continuing listing requirement. Issuers will be first assessed for compliance with the MTP on March 1, 2016 and those who fail to comply with the MTP at the first review date or any of the subsequent quarterly reviews will be placed on the Watch-list. On March 2, 2015, HLGE announced that as its shares have been trading below the MTP for the past six months prior to March 2, 2015, it proposed to undertake a share consolidation of every ten existing issued ordinary shares in the share capital of HLGE into one consolidated share subject to shareholders’ approval and the Singapore Stock Exchange. The share consolidation was completed on May 14, 2015 following approval from its shareholders and from the Singapore Stock Exchange.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development

The Company

China Yuchai International Limited is a Bermuda holding company established on April 29, 1993 to own a controlling interest in Yuchai. We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. We operate as an exempted company limited by shares under The Companies Act 1981 of Bermuda. Our registered office is located at 2 Clarendon House, Church Street, Hamilton HM11, Bermuda. On March 7, 2008, we registered a branch office of the Company in Singapore, located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. Our principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581. Our telephone number is (+65) 6220-8411. Our transfer agent and registrar in the United States is BNY Mellon Shareowner Services, located at 480 Washington Blvd., 29th Floor Jersey City, NJ 07310.

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

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we continue to have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes—Oxley Act of 2002, or SOX, travel frequently, usually monthly for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process.

To our knowledge, since January 2015, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor have we made any public takeover offers in respect of the shares of other companies.

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the capital of TCL through our wholly-owned subsidiary, Venture Delta. Our shareholding in TCL has since changed through various transactions, and as of December 31, 2012, we had a 12.2% interest in the outstanding ordinary shares of TCL, which has further reduced to 7.7% as of December 31, 2013 and has since remained unchanged as of February 29, 2016.

•

In February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis. Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which has remained unchanged as of February 29, 2016.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

As of February 29, 2016, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. Another wholly-owned subsidiary, Venture Delta holds 1 share in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia.

•

As of February 29, 2016, through our wholly-owned subsidiary, Venture Delta, we had a 7.7% equity interest in TCL. The TCL group invests in real estate and other investment opportunities which include property-backed financial instruments and in direct property.

For more details on our investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

Yuchai

Yuchai engages in the manufacture, assembly and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, and marine and agriculture applications in China. Yuchai also produces engines for diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto original equipment manufacturers and retailers and provides maintenance and retrofitting services throughout China.

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

Business Overview

Emission Standards

The National IV emission standards for diesel engines have been implemented throughout China on July 1, 2013 and strict enforcement of the standards nationwide commenced on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. Yuchai produces diesel engines compliant with National IV and V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In October 2010 and October 2014, China officially implemented the Tier 2 and Tier 3 emission standards nationwide, respectively. The Tier 4 emission standards were implemented in Beijing and Shenzhen on January 1, 2015 and October 1, 2015 respectively. Yuchai is able to produce diesel engines compliant with both Tier 2 and 3 emission standards for use in off-road machinery. As distribution of Tier 2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai continues to produce such engines solely for export from China.

Products and Product Development — Yuchai

Yuchai manufactures diesel and natural gas engines for light-, medium- and heavy-duty trucks, buses and passenger vehicles, marine and industrial applications and generator sets. Yuchai also manufactures diesel engines for agriculture applications and is a supplier of after-market parts and services.

Yuchai intends to improve its competitiveness across all current engine platforms, including light-, medium- and heavy-duty engines. Yuchai is focusing on higher emission standard engines, which are relatively higher margin products compared to traditional mechanical diesel engines. We have developed and commenced production of these high emission standard engines prior to the implementation dates for such standards in China.

Yuchai is also expanding its production and research and development capabilities in natural gas engines in order to meet the growing demand in the natural gas engine market in China and provide a full range of natural gas engines to complement all of its current diesel engine models. Yuchai is also extending its high horse power marine diesel and power generator engines to cover engines from 16 liters up to 80 liters.

New Products

In 2016, we announced the launch of 4 new engine models which are the YC4Y22-50, YC6K13-50, YC6JN-60 and the YCHPS hybrid engine.

(a)

The YC4Y22-50 engine compliant with National V emission standards is for use in light-duty buses and pick-up trucks. It has a displacement volume of 2.17 liters and a power range of 120-150hp with a maximum torque of 360 N-m.

(b)

The YC6K13-50 engine compliant with National V emission standards is an upgraded version of the YC6K12 engine series with reinforced engine components. This engine has an increased displacement volume and power range of 490-580hp with maximum torque of 2,550 N-m.

(c)

The YC6JN-60 is a natural gas engine compliant with National VI emission standards. The engine is ideal for use in regular and hybrid public transportation buses, highway and tour buses, and various municipal vehicles.

(d)

The YCHPS hybrid engine compliant with National V emission standards is the latest design incorporating the YC4EG gas engine with an ISG generator. The system can be operated in buses with hybrid or full electric operating systems with an external plug-in system. The engine is designed for use in 7-10 metres coaches and buses.

In 2015, we announced the launch of 10 new engines as detailed below:

(a)

The YC6L-60 diesel engine is compliant with National VI emission standards. This engine is a high-end model of the YC6L heavy-duty platform. It has a power range between 177-243 KW and is designed for use in buses between 10-12 meters and trucks that carry loads of between 25-40 tons. Improvements to the engine include medium cooling exhaust gas recirculation technology, innovative diesel particle filter and efficient selective catalytic reduction (“SCR”) technologies.

(b)

Five new engines compliant with National V emission standards for the truck and bus markets. The YC4Y22-50 diesel engine has a 2.2 liter engine for use in light-duty trucks and buses. The YC4S-50 diesel engine has a 3.76 liter engine for medium- to high-end trucks and buses. The YC4EG-50 diesel engine contains a 4.73 liter engine for medium-duty buses and light- and medium-duty highway trucks. The YC6MK-50 is a 10.3 liter engine for on-road trucks and buses. The YC4FAN-50 natural gas engine is designed to be used in light-duty vehicles.

(c)

Three new diesel engines meeting Tier 3 emission standards. Two new models, the YC6J-T30 and YC4D-T30, are for the loader, excavator and forklift markets. The YC4A-T30 engine, which has been upgraded, is designed for agriculture application. This engine improves the heat transfer efficiency of the cooling system by more than 30%, and uses a high pressure injection mechanical in-line pump and exhaust gas recirculation (“EGR”) technology.

(d)

The new YC4FQ-48 engine compliant with National IV emission standards is for use in light-duty trucks. With a 2.5 liter displacement, it is lighter in weight with an improved cooling system compared with the model YC4FA engine. This new model utilizes high pressure common rail, EGR, diesel oxidation catalyst and diesel particle filter technologies.

Existing Diesel Engine Products

Our existing diesel engine products include light-duty, medium-duty and heavy-duty engines. The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4D, YC4E, YC4F, YC4FA, YC4FQ, YC4DN, YC4S, YC6A, YC6B, YC6J, YC6JN, YC6K, YC6K13, YC6KN, YC6L, YC6MK, YC6MKN, YC6G, YC6GN, YC6LN.
Bus	YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YC6LN, YC6K, YC6KN, YG6A, YC4G, YC4GN, YC4E, YC4D, YC4DN, YC4FA, YC4F, YC4FQ, YC4S
Construction	YC4A, YC4B, YC4D, YC4DN, YC4F, YC4G, YC4GN, YC6B, YC6J, YC6JN, YC6G, YC6L, YC6LN, YC6MK, YC6M, YC6A
Agriculture	YC4A, YC4B, YC4F, YC6A, YC6B, YC4D, YC6J, YC6L
Marine	YC4D, YC4G, YC6A/6B, YC6T, YC6TD, YC6C, YC6CL, YC12VC, YC6J, YC6L, YC6MK
Generator-Drive	YC4FA, YC4F, YC4D, YC4G, YC6A, YC6G, YC6L, YC6LN, YC6MK, YC6MJ, YC6T, YC6C, YC6CL, YC12VC, YC6MKN, YC6K, YC6KN
Passenger Vehicle	YC4W, YC4Y

(a)	Light-Duty Diesel Engines

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

Our line of 4-Series light-duty diesel engines consists of the following:

•

The upgraded YC4A-T-30 engine is designed for agriculture application. This engine improves the heat transfer efficiency of the cooling system by more than 30%, and uses a high pressure injection mechanical in-line pump and exhaust gas recirculation (“EGR”) technology. It is also compliant with Tier 3 emission standards for off-road applications.

•	The 4108 (YC4D) engine was launched in the market in 2001 based on 6108 (YC6A and YC6B) engines. The 4108 (YC4D) engine is designed for light trucks and passenger vehicles.

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

•

The YC4FQ-48 engine compliant with National IV emission standards is for use in light-duty trucks. With a 2.5 liter displacement, it is lighter in weight with an improved cooling system compared with the model YC4FA engine. This new model utilizes high-pressure common rail, EGR, diesel oxidation catalyst (“DOC”) and diesel particle filter (“DPF”) technologies.

•

The YC4D/YC4E engine is a 4-cylinder, four-stroke engine with a rated power ranging from 120 to 180 PS. The YC4D diesel engine was co-developed by Yuchai and Germany FEV, and features lower emission, lower fuel and oil consumption, lower noise, higher reliability, lower price and better upgrading potential. The YC4E series diesel engine was developed on the basis of the YC6G series diesel engine with a displacement of 7.8 liters through stroke-shortening and bore-reducing which maintains advantages over the YC6G series diesel engines and features higher dynamic characteristics, easier operation and maintenance, and is used in high-speed and light-duty vehicles. In addition, the YC4D-T30 engine for the loader, excavator and forklift markets is compliant with Tier 3 emission standards for off-road applications.

•

The YC4G was also further developed to be used in hybrid buses. This relatively small diesel engine coupled with a motor will enable the hybrid bus to power medium to large buses and at the same time reduce fuel consumption and emissions. The YC4G is rated at 170-220PS.

•	The YC4EG-50 diesel engine contains a 4.73 liter engine for medium-duty buses and light- and medium-duty highway trucks. It is compliant with National V emission standards.

•

The YC4S engine at 3.8L is rated at 55-170PS and its main applications are in highway vehicles and industrial engines. The YC4S engine is certified compliant with National IV emission standards for on-highway use and Tier 2 emission standards for the industrial market.

The YC4S engine’s upgraded model YC4S-48 was introduced for the high-end, light-truck market. This model targets mid- and high-end, on-road vehicles with a load capacity between 5-8 metric tons. It generates 88-110 KW power using a common rail system paired with Exhaust Gas Recirculation (EGR), Diesel Oxidation Catalyst (DOC) and Particulate Oxidation Catalyst (POC) technologies.

In addition, the YC4S-50 upgraded diesel engine has a 3.76 liter engine for use in medium- to heavy-duty trucks and buses. It is compliant with National V emission standards.

•	The YC4Y22-50 diesel engine has a 2.2 liter engine for use in light-duty trucks and buses. It is compliant with National V emission standards.

•

The YC4FQ-48 engine compliant with National IV emission standards is for use in light-duty trucks. With a 2.5 liter displacement, it is lighter in weight with an improved cooling system compared with the model YC4FA engine. This model utilizes high pressure common rail, EGR, diesel oxidation catalyst (“DOC”) and diesel particle filter (“DPF”) technologies.

•	The YC4FAN-50 natural gas engine is designed to be used in light-duty vehicles. It is compliant with National V emission standards.

(b)	Medium-Duty Diesel Engines

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

The YC6J engines previously compliant only with National IV emission standards have been upgraded to meet the National V emission standards with improved fuel efficiency and performance. In addition, the YC6J-T30 for the loader, excavator and forklift markets is compliant with Tier 3 emission standards for off-road applications.

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

6MK Heavy-Duty Diesel Engines

The 6MK heavy-duty engine family for heavy-duty trucks and passenger buses was developed based on technologies from USA, Japan and Germany in accordance with FEV procedures. The 6MK engine has adopted the common rail injection system technology to meet with the latest emission requirements and the European forced cooling piston technology. It has a 10.34 liter displacement and power ranging from 300 to 400 PS. The upgraded YC6MK-50 is a 10.3 liter engine for on-road trucks and buses that is compliant with National V emission standards.

YC6MJ Heavy Duty Diesel Engines

YC6MJ is an upgraded version of the YC6MK engine with larger piston for power extension and adopting a traditional high pressure injection system. It is an 11.7L engine rated at 450PS and is for use in mining, marine and power generation applications.

YC6K Diesel Engines

The YC6K 6-cylinder diesel engine is National IV and V compliant, has a capacity of between 10L/12L/13L and is rated at 380 — 550PS. The components and combustion systems of the engine are developed with the latest technology and are suitable for use in heavy-duty trucks and for coaches exceeding 12 meters in length. The YC6K is the product of a joint venture company which was established in 2009 pursuant to an agreement Yuchai entered into with Jirui United to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. For more details on the joint venture company, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects may be adversely affected.”

YC6K13 Diesel Engine

The YC6K13-50 engine compliant with National V emission standards is an upgraded version of the YC6K12 engine series with reinforced engine components. This engine has an increased displacement volume and power range of 490-580hp with maximum torque of 2,550 N-m.

(d)	High Horsepower Marine Diesel Engines and Power Generator Engines

In May 2011, Yuchai commenced construction of a plant at Yuchai’s primary manufacturing facilities in Yulin City, Guangxi Zhuang Autonomous Region, to increase the annual production capacity of marine diesel engines and power generators to meet increasing demand. The following are our marine diesel and power generation engine models.

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

•

YC12VT is derived from the YC6T engines where the V-engine enables the engine to have a compact configuration. The engine is 12 cylinders, 33L rated at 538-645KW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VT is expected to be launched at the end of 2016.

•

YC12VC is derived from the YC6C engines where the V-engine enables the engine to extend its power output at similar engine platform. The engine is 12 cylinders, 80L rated at 1400-1650KW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VC was commercially launched in the last quarter of 2015.

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

YC4Y20 is a 4-cylinder 1.8-2.2L, rated at 90-150PS engine which has been developed to comply with emission standards. The first generation prototype engine passed emission and performance tests and after some initial delays, the second and third generation prototype YC4Y20 diesel engines are currently undergoing developmental tests. For more details on this joint venture, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continually improve our existing engine products and develop new diesel engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects may be adversely affected.”

(c)	Off-road Engines

We manufacture off-road engines for various applications by modifying the vehicle engine design for specific off-road engine requirements. Since distribution of Tier 2 compliant diesel engines was prohibited in China with effect from October 1, 2015, we have launched various Tier 3 compliant diesel engines for both construction and agricultural applications. The new engines meeting Tier 3 emission standards are:

•

the YC6G220L-T31 series with a 7.8L engine featuring a turbocharged inter-cooling system and an electronically controlled fuel injection system to enable quick adjustments to the engine’s power and torque;

•

the YC4FA45-T30 series featuring a mechanical rotary pump, with a faster response and low fuel consumption. This model has been awarded the e-mark certificate allowing for marketing into the European Union;

•

the YC6J-T30 and YC4D-T30 models are both upgraded versions of the Tier 2 model with the latest fuel combustion system. The YC6J-T30 engine is a 6.5L engine with design output of 92-132kW and has primarily construction and agricultural applications. The YC4D-T30 is a 4.2L engine with design output of 58-75kw, and has mainly construction applications for us in loaders, excavator and heavy-duty forklifts.

(d)	Natural Gas Engines

Yuchai has a new facility at its primary manufacturing facility in Yulin City, Guangxi Zhuang Autonomous Region, to develop and produce a full portfolio of natural gas powered engines to complement its existing suite of diesel engines. The main uses of Yuchai’s natural gas engines are in large buses, mid-to heavy-duty trucks, industrial and power generators and the marine sector.

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

The YCHPS hybrid engine compliant with National V emission standards is the latest design incorporating the YC4EG gas engine with an ISG generator. The system can be operated in buses with hybrid or full electric operating systems with an external plug-in system. The engine is designed for use in 7 to 10 metre coaches and buses.

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

Yuchai supplies diesel engine parts to its nationwide chain of customer service stations in China. Although sales of diesel engine parts do not constitute a major percentage of Yuchai’s revenue, the availability of such parts to its customers and to end-users through its nationwide chain of customer service stations is an important part of Yuchai’s customer service program. Yuchai is continually improving its spare parts distribution channel services to maintain its competitive position.

(h)	Remanufacturing Services

Yuchai and Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”) incorporated a new joint venture company, Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“YRC”), on April 7, 2010 in Suzhou, Jiangsu province to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar diesel engines and components. Operations commenced at a temporary workshop in 2011 and the permanent factory located in the Suzhou Industrial Park in 2012. On June 12, 2014, Yuchai entered into an equity transfer agreement with Caterpillar China to acquire its 49% equity ownership in YRC. On September 4, 2014, Yuchai completed the acquisition resulting in YRC becoming its wholly-owned subsidiary and Yuchai continues to provide remanufacturing services through YRC.

Sales

In 2015, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China was approximately 2.5 million units, a reduction of 14.4% compared to 2014. Yuchai’s total engine sales in 2015 were 364,567 units, a decrease of 24.6% compared with 483,825 units in 2014.

Light-duty engine sales in 2015 was 241,277 units, or 66.2% of total unit sales, which was an increase of 3.5 percentage points compared to 62.7% in 2014, when light-duty engine sales were 303,557 units. Medium-duty engine sales were 79,519 units, or 21.8% of total unit sales, compared to 2014 where sales were 117,095 units or 24.2% of total unit sales. Heavy-duty engine sales was 43,697 units, or 12.0% of total sales units, compared to 2014 where sales were 63,168 units, or 13.1% of total unit sales.

In 2015, Yuchai sold approximately 22,583 natural gas engine units compared with approximately 36,400 units sold in fiscal year 2014. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2013, 2014 and 2015:

	2013			2014			2015
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	Rmb’000			Rmb’000			Rmb’000
Light-duty engines (1)	5,419,105	34.1%	296,266	6,060,017	37.0%	303,557	5,319,675	38.9%	241,277
Medium-duty engines (2)	4,063,843	25.6%	136,118	3,911,911	23.9%	117,095	3,100,551	22.7%	79,519
Heavy-duty engines (2)	3,598,832	22.7%	68,366	3,630,395	22.1%	63,168	2,679,378	19.6%	43,697
Other products and services(3)	2,788,600	17.6%	6	2,785,033	17.0%	5	2,572,327	18.8%	74

	15,870,380	100.0%	500,756	16,387,356	100.0%	483,825	13,671,931	100.0%	364,567

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets and others.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1.8 million square meters, including an existing production factory for all light-duty, medium-duty and heavy-duty engine models, a new natural gas production facility, a new high horse power marine diesel engine and power generator plant, a new foundry and various testing and supporting facilities. In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Yuchai”) in Xiamen, Fujian province in China. This subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, mainly for 6-cylinder heavy-duty diesel engines. In October 2015, we announced that Yuchai had disposed of its 100% shareholding interest in Xiamen Yuchai. As a result of the disposal, Yuchai’s production facilities are now located primarily in Yulin City.

As of December 31, 2015, Yuchai’s total production capacity was approximately 577,500 units as compared with 652,500 units as of December 31, 2014, based on a 2.5 shift five-day week at 80% utilization rate. The reduction of production capacity was mainly due to the divestment of Xiamen Yuchai.

We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. In fiscal year 2015, we sold 364,567 units, of which 332,807 units were produced at Yuchai’s Yulin facility, and the remaining units sold were either produced by Xiamen Yuchai or third party manufacturers or taken from existing inventory. Yuchai’s production at the Xiamen facility was 33,664 units, 25,344 units and 6,181 units, in fiscal years 2013, 2014 and 2015, respectively.

The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for fiscal years 2013, 2014 and 2015:

	2013		2014		2015
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	231,718	57.1%	232,980	60.6%	210,290	63.2%
Medium-duty engines (2)	103,090	25.4%	88,591	23.1%	76,926	23.1%
Heavy-duty engines (2)	71,129	17.5%	62,681	16.3%	45,551	13.7%
Power generator sets	3	0.0%	8	0.0%	40	0.0%

	405,940	100.0%	384,260	100.0%	332,807	100.0%

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product.

Engine Block

Yuchai cast and molded more than 326,000 units of engine blocks in 2015 representing a large portion of its engine blocks used in production.

Raw Materials

Yuchai purchases raw materials, principally scrap steel and cast iron, from domestic suppliers. An increase in the prices of these raw materials would generally increase our costs of production. We have experienced volatility in the prices of raw materials in the past. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

Imports

Certain engine components are imported from foreign suppliers, such as the electronic combustion system and its software, and the exhaust after-treatment components. A majority of the remaining parts are purchased from domestic suppliers. Yuchai has progressively reduced its reliance on imported parts and components since 2006 and intends to continue to do so. Yuchai has a policy of practicing sound procurement policy by requiring the same product procurement from at least two distinct sources. The same practice applies to all other externally procured engine parts. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality.

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

Research and Development

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed to continually improve the technology of its products by acquiring advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. In 2013, 2014 and 2015, Yuchai spent approximately Rmb 468.6 million, Rmb 494.6 million and Rmb 507.0 million (US$77.5 million), respectively, on research and development. In 2013, Yuchai’s research and development efforts was focused on the development of a complete suite of gas engines for both on-road and off-road applications, and development of products compliant with Tier 3 emission standards for construction and industrial applications. In 2014, Yuchai’s research and development efforts were focused on the development of high horsepower marine diesel engines and power generator engines on power extension for both YC6T and YC6C engines, and the upgrading of engine electronic control system for both heavy-duty and natural gas engines as well as finalization of the technology of Tier 3 compliant engines for off-road applications. In 2015, Yuchai’s research and development efforts were mainly related to the development of new and existing engine products compliant with National V emission standards for the truck and bus segments, and developing Tier 3 emission standards for off-road applications. R&D expenses were also incurred on further developing high horsepower marine and power generator engines and upgrading of the YC6C engine series for dual fuel operations.

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

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 822 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

Yuchai promotes its products primarily through television commercials, outdoor sign boards, advertisements in newspapers and industry journals. Since 1993, Yuchai has been sponsoring an annual program for its customer service stations with information brochures and customer suggestion cards for the improvement of Yuchai’s service. These customer service stations form Yuchai’s service and maintenance network. In relation to those engines which are under warranty cover, these customer service stations perform the routine maintenance checks and repairs on end-users’ diesel engines free of charge to the customers, and the corresponding costs are borne by Yuchai. In relation to those engines when the warranty expires, these customer service stations can continue to serve Yuchai clients at their own choice and costs.

Yuchai believes that its promotional efforts are unique for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its 2,660 authorized customer service stations. The customer service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

Yuchai has continued to focus its sales efforts on retailers and end-users of diesel engines. Yuchai seeks to encourage end-users of gasoline engine trucks to replace their gasoline engines with Yuchai diesel engines by advertising the advantages of diesel engines. With the advent of a natural gas refueling network across the nation, customers have the additional option of using Yuchai’s natural gas engines. Such sales of replacement engines are generally made through customer service centers at a retail price which is higher than the sales price to truck manufacturers.

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

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. In 2014, sales to the Dongfeng Group accounted for approximately 22.5% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Commercial Vehicle Co., Ltd., accounted for 10.4%. In 2015, sales to the Dongfeng Group accounted for approximately 21.1% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Xiangfan Tourist Bus Co., Ltd., accounted for 10.9%. The Dongfeng Group is also a major competitor of Yuchai. Our sales to our top five customers including sales to the Dongfeng Group accounted for 37.7% of our total revenue in 2015. See “Item 4. Information on the Company — Business Overview — Competition.”

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2014, Yuchai had net trade and bills receivables of Rmb 8,113.1 million, representing 62.9% of our consolidated current assets as of the same date. As of December 31, 2015, Yuchai had net trade and bills receivables of Rmb 7,178.5 million (US$1,096.8 million), representing 54.7% of our consolidated current assets.

Export Sales

Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2013			2014			2015
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	Rmb ’000			Rmb ’000			Rmb ’000
Total Domestic Sales	15,824,764	99.7%	499,617	16,336,831	99.7%	483,013	13,605,782	99.5%	363,700
Total Direct Export Sales	45,616	0.3%	1,139	50,525	0.3%	812	66,149	0.5%	867

	15,870,380	100.0%	500,756	16,387,356	100.0%	483,825	13,671,931	100.0%	364,567

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. All of these distributors are separate legal entities in which Yuchai has no equity interest in or control over and Yuchai relies on self-reporting by these distributors in relation to their sales. In 2015, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Myanmar, Cuba, Saudi Arabia and the Philippines. In 2014, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third party distributors were Vietnam, Myanmar, Saudi Arabia, the Philippines and Russia. In 2013, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Russia, Myanmar, Peru and Cuba.

In May 2012, Yuchai appointed Anglo Asian Trading Co. LLC, a company based in the United Arab Emirates on an exclusive basis for three years, to promote and expand the sales of Yuchai’s products into the Middle East region, including the United Arab Emirates, Iran and Kuwait. This agreement expired in May 2015 and was not renewed. No engines have been sold pursuant to this agreement.

In February 2014, Yuchai appointed China Automotive Industry Import and Export Co., Ltd., a company based in China, on an exclusive basis for two years to export Yuchai’s products into Cuba. The agreement requires China Automotive Industry Import and Export to use best efforts to export more than 1,500 units (whole engines or parts) per year. The agreement was automatically renewed under its terms on February 15, 2016. From March 10, 2015 to February 29, 2016, 2,261 engines had been sold pursuant to this agreement.

Customer Service

Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of authorized service stations in China that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at regional training centers or selected service stations. In addition, Yuchai also owns and operates repair training centers. The costs of any warranty-related services or repairs are borne by Yuchai, and all non-warranty activities are charged to customers. Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and require these service stations to provide on-site assistance at the customer’s place of business generally within 3 to 12 hours, depending on the customer’s location.

Yuchai’s warranty obligations vary depending upon the warranty type and such provisions are determined at fiscal year-end based upon historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each fiscal year end. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Product warranty obligations.”

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

Most of Yuchai’s major China domestic competitors are either state-owned enterprises or entities controlled by state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls one of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2015, sales to the Dongfeng Group accounted for 21.1% of our total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Xiangfan Tourist Bus Co., Ltd., accounted for 10.9% in total. Our sales to our top five customers including sales to the Dongfeng Group accounted for 37.7% of our total revenue in 2015. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which have further intensified competition. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The HLGE group

As of February 29, 2016, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.16 on February 29, 2016. The core businesses of the HLGE group are that of hospitality operations and property development.

The HLGE group owns a Copthorne hotel in Qingdao (PRC), Elite Residences serviced apartments in Shanghai (PRC), and a Copthorne hotel in Cameron Highlands (Malaysia). In addition, the HLGE group manages, among other things, these hotels and apartment in Shanghai, Qingdao and Cameron Highlands. A more detailed description of the various hotel properties is set out below:

•	Copthorne Hotel Qingdao

Copthorne Hotel Qingdao is an international deluxe hotel located in the commercial district of Qingdao. The property has over 450 guest rooms. On February 22, 2016, HLGE announced its intention to dispose of its entire 60% shareholding interest in Copthorne Hotel Qingdao together with the other 40% equity holder by way of public tender on the Shanghai United Assets and Equity Exchange (“SUAEE”). The sale was listed on the SUAEE on February 23, 2016. On March 22, 2016, HLGE announced that the public tender which expired on March 21, 2016 had received no bids and that the sale would be listed again on SUAEE on March 28, 2016 for a further period of twenty business days at a reduced reserve price.

•	Elite Residences

The property comprises a 16-story building located in downtown Shanghai. The property has over 100 apartment units, meeting rooms and a business centre.

•	Copthorne Hotel Cameron Highlands

Copthorne Hotel Cameron Highlands is a Tudor styled resort comprising self-contained low-rise and high-rise apartment suites. Each suite is equipped with a living room, a kitchenette and a balcony. The hotel tower comprises 269 guest rooms and suites. It is the only hotel situated at the highest accessible point of Cameron Highlands, Malaysia. In July 2014, HLGE completed the acquisition by its wholly owned subsidiary, of the remaining 55% equity interest in Augustland Hotel Sdn Bhd (“AHSB”) that owns Copthorne Hotel Cameron Highlands.

•	Equatorial Hotel Shanghai

Equatorial Hotel Shanghai is managed by a joint venture of the HLGE Group, and is located in the heart of Shanghai. The property has over 500 guest rooms which have all been fully refurbished.

•	Renovation and maintenance.

To maintain the competitiveness of its hotels, HLGE carries out renovation programs at its hotels from time to time as required.

HLGE owes debt obligations to us. For more information on our loan to HLGE and risks relating to our investment in HLGE, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE.” We believe that as of December 31, 2015 the market value of HLGE’s main operating assets was higher than the book value in the financial statements of HLGE.

The TCL group

As of February 29, 2016, we had a 7.7% interest in the outstanding ordinary shares of TCL. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL. TCL is listed on the Main Board of the Singapore Exchange. TCL’s share price on the Singapore Exchange closed at S$0.20 on February 29, 2016. As a result of the introduction of the minimum-trading-price of S$0.20 by the Monetary Authority of Singapore and the Singapore Stock Exchange for issuers listed on the Main Board of the Singapore Exchange which took effect from March 2, 2015 as a continuing listing requirement, TCL undertook a share consolidation exercise that involved the consolidation of every twenty existing ordinary shares in the share capital of TCL into one ordinary share. The share consolidation was completed on May 11, 2015 following approval from its shareholders and from the Singapore Stock Exchange.

The TCL group invests in real estate and other investment opportunities which include property-backed financial instruments. The TCL group’s lifestyle division is engaged in the distribution of lifestyle products including beauty and health and enviro-care products in China (including Hong Kong), Southeast Asia and India.

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of February 29, 2016 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

HLA beneficially owns 38.7% + 1 special share
Hong Leong Asia Ltd. ("HLA")
100%
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
100%
HL Technology Systems Pte Ltd ("HLT")
16.2%
22.5% + 1 Special Share
Yulin City Government
100%
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100% via written trust
Publicly Held
43.4%
China Yuchai International Limited ("CYI")
17.9%
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
22.1%
71.8%
28.2%
Guangxi Yuchai Machinery Monopoly Development Co. Ltd ("YMMC")
100%
Guangxi Yuchai Accessories Manufacturing Company Limited ("GYAMC")
100%
Venture Lewis Limited ("VLL")
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

Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately 2 million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-duty, medium-duty and heavy-duty engine models, a new natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases 1, 2 and 3 of a new foundry and various testing and supporting facilities. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2015, 2014 and 2013, Yuchai’s total production capacity was approximately 577,500 units, 652,500 units and 622,500 units, based on a 2.5 shift five-day week at 80% utilization rate. We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Production.”

Environmental Matters

China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Environmental Protection promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. On August 11, 2013, the new Chinese government released a guideline titled “Opinions of the State Council on Accelerating the Development of Energy-Saving and Environmental Protection Industries.” According to the document, the government planned to upgrade the environmental sector to a key industry by 2015 with an expected growth rate of 15% annually. The government announced that it would fund through investments, tax breaks and direct subsidies, environmental protection industries across a range of technologies addressing air, water and soil pollution including energy saving products, electrical vehicles and pollution monitoring. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014-2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020. On April 24, 2014, proposed amendments to the 1989 Environmental Protection Law were passed by China’s Standing Committee of the National People’s Congress. The new amendments, which came into effect on January 1, 2015, provide for increased fines against polluting companies, detention of negligent executives, protection for whistleblowers and penalties for officials who fail to enforce laws. Premier Li Keqiang in his 2015 annual policy report acknowledged the concern over environmental pollution and stated that the Chinese government would implement an action plan to conserve energy, reduce emissions and improve the environment such as promoting the use of new-energy vehicles, improving the quality of fuel and prohibiting the use of commercial vehicles registered prior to the end of 2005.

China’s 13th Five Year Plan covering the years 2016 to 2020, which was formerly adopted at the National People’s Congress in Beijing in March 2016 seeks to reduce energy consumption by 15% and carbon emissions by 18% by 2020. In addition, green and low carbon industry systems will be set up, the use of new energy vehicles will be promoted and the industrialization level of electric cars improved. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws. The reforms will be phased in on a pilot basis in 17 provinces and will be completed nationwide in 2018. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. As of July 2013, the National IV emission standards for diesel engines were effective throughout China, and strict enforcement of the standards commenced nationwide on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively.

Yuchai produces diesel engines compliant with National IV and V emission standards, and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. Yuchai is also able to produce diesel engines compliant with both Tier 2 and 3 emission standards for use in off-road machinery. As distribution of Tier 2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai continues to produce such engines solely for export from China. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may be adversely affected by environmental regulations.” We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

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

During the fiscal years ended December 31, 2013, 2014 and 2015, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

The China economy is expected to grow at a slower pace in 2016. The pace of economic growth in China slowed from 7.7% in 2013 to 7.4% in 2014 to 6.9% in 2015, according to China’s National Bureau of Statistics. On March 5, 2015, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced the lowering of the growth target for China in 2015 to 7%, acknowledging that China’s economic development had entered a new normal. On March 5, 2016, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China for the next 5 years from 2016 to 2020 to a range of between 6.5% to 7% conceding that there were many challenges ahead including growing downward pressures on China’s economy.

The Chinese commercial vehicle market is a highly competitive market. In 2013, the commercial vehicle market (excluding gasoline powered vehicles) rebounded from a weak market in 2012. Commercial vehicle sales in 2013 were 3.2 million units, an increase of 6.6% compared to 2012. This was due to an increase in unit sales for trucks by 6.9%, especially in the heavy-duty truck segment which was partially due to the pre-buying of commercial vehicles prior to the Chinese government’s implementation of the National IV emission standards on July 1, 2013. In 2014, the market softened and commercial vehicle sales were 2.9 million units, representing a decline of 10.8% compared to 2013. This was mainly due to the decline in sales units for trucks of 13.0%, offset by the increase in sales for buses of 4.2%. In 2015, the market further softened and commercial vehicle sales were 2.5 million units, a decline of 11.9% compared to 2014. This was mainly due to a decline in unit sales of trucks primarily due to the strict enforcement of the National IV emission standards from January 1, 2015. The Chinese government introduced generous incentives to encourage the sales of electric powered vehicles to curb air pollution in the major cities resulting in increased sales of such vehicles in 2015 compared with 2014. Excluding the sales effect of electric powered vehicles, the commercial vehicle market (excluding gasoline powered and electric powered vehicles) decreased by 14.4% in 2015 compared with 2014. The decline was due to weak demand in the heavy- and medium-duty truck and heavy- and medium-duty bus segments, which registered a decline in sales of 26.0%, 21.0%, 25.5% and 19.8%, respectively.

In recent years, the Chinese government has been focused on developing the new-energy vehicle industry to curb air pollution. Various incentives and infrastructure investments have been introduced to encourage purchases of electric-powered vehicles. As a result, sales of electric-powered vehicles increased by approximately 400% in 2015 to 86,813 units from 17,465 units in 2014. There was a corresponding decrease in sales other fuel powered vehicles which has affected our sales of diesel and natural gas engines. At the recent legislative session of the National People’s Congress in March 2016, the Chinese government reiterated its push for greater use of new-energy vehicles and encouraged more innovation to accelerate the sector’s development. China will gradually reduce subsidies for new-energy vehicles and expects to replace all financial assistance after 2020 with fiscal rewards for qualified companies, while continuing to invest in the charging station network to support the growing number of new-energy vehicles on the road.

The change in emission standards in China presents a growth opportunity for us. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and have been strictly enforced nationwide since January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2014, we recorded significant growth in the sale of our National IV engines. In 2015, sales of National IV engines continued to grow.

In 2013, Yuchai recorded engine sales of 500,756 units which increased by 16.1% as compared with 2012. Our net revenue was Rmb 15.9 billion. This corresponds with the Chinese commercial vehicle market rebound and sales of higher emission standard engines. In 2014, engine sales declined by 3.4% to 483,825 units as the commercial vehicle market softened. Our net revenue increased by 3.4% to Rmb 16.4 billion. This was due to higher sales of engines that are compliant with higher emission standard such as National IV. The higher emission standard engines have a higher average sales price. In 2015, engine sales declined by 24.6% to 364,567 units as the commercial vehicle market further weakened. The market remained weak in the heavy-duty and medium-duty truck segments, which registered declines in sales (excluding gasoline-powered and electric-powered vehicles) of 26.0% and 21.0%, respectively. The market was also weak in the heavy-duty and medium duty bus segments, which registered a decline in sales of 25.5% and 19.8%, respectively. Our net revenue decreased by 16.4% to Rmb 13.7 billion (US$2.1 billion) despite the drop in our unit sales. This was due to higher sales of engines of higher emission standard such as National IV engines. The higher emission standard engines have a higher average sales price.

Our light-duty engine sales, as a percentage of total unit sales, increased from 59.2% to 62.7% to 66.2% in 2013, 2014 and 2015, respectively. This change in sales mix and the market competition caused our gross margin to fluctuate from 20.5% in 2013 to 20.0% in 2014 and 20.3% in 2015, respectively.

As a result, our profit attributable to equity holders was Rmb 700.4 million, Rmb 730.3 million and Rmb 341.1 million (US$52.1 million) for 2013, 2014 and 2015, respectively.

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

Thakral Corporation Ltd

•

The first step in implementing this plan occurred in March 2005 when through our wholly-owned subsidiary, Venture Delta, we acquired a 15.0% equity interest in TCL. As of December 2009, our equity interest in TCL was 34.4%.

•

Since fiscal year 2010, we have gradually reduced our equity interest in TCL. As of December 31, 2015 and February 29, 2016, our equity interest in TCL remained at 7.7%, and the market value of our investment in TCL amounted to approximately S$2.6 million (US$1.8 million) and S$2.0 million (US$1.4 million), respectively.

HL Global Enterprises Limited

•

The second step in the implementation of our business expansion and diversification plan occurred in February 2006 when through our wholly-owned subsidiaries, Grace Star and Venture Lewis, we acquired a 29.1% equity interest in HLGE and certain convertible preference and debt securities for an aggregate consideration of approximately S$132.0 million. As of December 31, 2015, our equity interest in HLGE was 48.9%. As of February 29, 2016, our equity interest in HLGE remain unchanged. On January 27, 2016, we entered into a loan agreement with HLGE extending the loan of S$68.0 million for another year from July 2016 to July 2017.

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

Allowances for doubtful accounts

Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the balances may not be collectible. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Management reviews its allowance for doubtful accounts on a monthly basis. As of December 31, 2015, the Dongfeng Group accounted for about 4.6% of the gross accounts receivable as compared to approximately 42.3% as of December 31, 2014. Likewise, the top 20 non-Dongfeng Group customers accounted for about 40.4% of the gross accounts receivable at the end of 2015. We analyzed our customer’s trends, repayment patterns and ageing analysis in 2015. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for each of the years in the two-year period ended December 31, 2015 are summarized as follows:

	December 31,
	2014	2015	2015
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	28,533	21,927	3,350
(Credit)/charge to consolidated statements of profit or loss	(2,361)	30,192	4,613
Written off	(4,552)	(827)	(126)
Acquisition of subsidiaries	312	—	—
Translation differences	(5)	(4)	(1)

Balance at end of year	21,927	51,288	7,836

Trade accounts increased by Rmb 20.4 million (US$3.1 million) as of December 31, 2015 as compared to 2014. Allowance for doubtful accounts increased by Rmb 29.4 million (US$4.5 million). Bills receivable decreased by Rmb 925.6 million (US$141.4 million) as of December 31, 2015 as compared to 2014 due to reduced discounting activities in 2015.

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

Product warranty obligations

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For engines for on-road applications, warranties extend for a duration (generally 12 months to 36 months) or mileage (generally 50,000 kilometers to 300,000 kilometers), whichever is the lower. For engines for off-road applications, warranties extend for a duration of generally 3 to 24 months. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated statement of financial position. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2015 are summarized as follows:

	December 31,
	2014	2015	2015
	Rmb	Rmb	US$
	(in thousands)
Balance at beginning of year	305,938	298,552	45,614
Provision made	394,940	307,575	46,993
Less: Provision utilized	(402,326)	(372,550)	(56,920)

Balance at end of year	298,552	233,577	35,687

We recognize a liability for warranty at the time the product is sold and our estimate of our warranty obligations is evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years average would impact the provision for product warranty by approximately Rmb 19.4 million (US$3.0 million).

Recoverability of the carrying values of equity method investments and other investments

We assess impairment of our investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the recoverable value of our investment is below its carrying amount and that loss in value is considered other than temporary, an impairment charge is recognized. We typically perform evaluation of the value of our investment using a discounted cash flows projection. The projection will be performed using historical trends as a reference and certain assumptions to project the future streams of cash flows.

In 2014, we performed impairment evaluation of our investments and determined that no impairment was required. In 2015, we reversed an impairment of Rmb 21.9 million for Copthorne Hotel Qingdao Co., Ltd. (an investment of HLGE) made in 2013. The reversal was made because the latest valuation supports the reversal. The management also had obtained the consent of its joint venture partner to sell the joint venture.

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

The China tax bureau periodically conducts tax examinations. In 2015, the local tax bureau completed its tax examinations of Yuchai’s PRC income tax returns for 2013 and 2014, being the years sampled for the current tax examinations. The local tax bureau has not yet issued the final report for these examinations. No material issue has been raised to date.

Any changes in tax legislations in China or adverse findings from the tax examination could have a material impact on our consolidated financial conditions or results of operations.

Impairment of long-lived assets, including goodwill and intangible assets

Long-lived assets to be held and used, such as property, plant and equipment and construction in progress, investment property, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or a cash-generating unit (“CGU”) exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, if the carrying value is not recoverable from the expected future cash flows. Fair value is the price that would be received to sell the asset on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset. Assets to be disposed of would be separately presented in the consolidated statement of financial position and reported at the lower of the carrying amount or fair value less costs of disposal, and are no longer depreciated.

The carrying amounts of property, plant and equipment as of December 31, 2013, 2014 and 2015 are Rmb 4,036.2 million, Rmb 4,460.8 million and Rmb 4,329.5 million (US$661.5 million), respectively. We periodically conduct an impairment evaluation on the conditions of our property, plant and equipment. In 2015, an impairment charge of Rmb 2.9 million (US$0.4 million) (2014: Rmb 10.4 million; 2013: Rmb 9.2 million) was recorded to our consolidated statement of profit or loss under cost of sales, selling, general and administrative expenses for our property, plant and equipment. The impairment charges for 2013, 2014 and 2015 were due to assets that were not in use.

The carrying amounts of intangible assets as of December 31, 2013, 2014 and 2015 are Rmb 145.3 million, Rmb 108.5 million and Rmb 81.8 million (US$12.5 million), respectively. We periodically conduct an impairment evaluation on the conditions of our intangible assets. In 2013, we performed an impairment evaluation of our intangible assets and no impairment was required. In 2014, we performed an impairment evaluation of our intangible assets and an impairment charge of Rmb 60.0 million was recorded to our consolidated statement of profit or loss under selling, general and administrative expenses. The impairment was related to technology development costs held by Jining Yuchai Engine Company Limited (“Jining Technology Development Costs”). In 2015, we performed an impairment evaluation of our intangible assets and a further impairment charge of Rmb 26.7 million (US$4.1 million) was recorded relating the Jining Technology Development Costs. As a result, we made a total impairment charge of Rmb 86.7 million in relation to the Jining Technology Development Costs. See Note 15 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of goodwill as of December 31, 2013, 2014 and 2015 are Rmb 212.6 million, Rmb 212.6 million and Rmb 212.6 million (US$32.5 million), respectively. We periodically conduct an impairment evaluation on the goodwill. No impairment was made for 2013, 2014 and 2015.

Our market capitalization as of December 31, 2013, 2014 and 2015 based on our closing share price was lower than our consolidated net assets. We performed our annual goodwill impairment tests as of December 31, 2013, 2014 and 2015, respectively, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

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

De-recognition of bills receivable

We sell bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the transfer of risks and rewards of the bills receivable when discounted, our management believes that the risks and rewards relating to the bills receivable are substantially transferred to the banks. Accordingly, bills receivable are de-recognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. Please refer to Note 20 to the accompanying consolidated financial statements in Item 18.

Share-based payment

The China Yuchai International Limited 2014 Equity Incentive Plan was approved and adopted by the Company on May 10, 2014, and became effective upon approval by the Company’s shareholders on July 4, 2014. The Plan permits the grant of share options, restricted stock and stock payments to employees of the Company or its subsidiaries, and will terminate on May 9, 2024 unless earlier terminated. In fiscal year 2014, we issued 570,000 options under the Equity Incentive Plan to certain of our executive officers and Yuchai’s employees. No further options were issued under the Equity Incentive Plan in fiscal year 2015. See “Item 6. Directors, Senior Management and Employees — Compensation — China Yuchai International Limited 2014 Equity Incentive Plan” for more details.

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

Useful lives of plant and machinery

The costs of plant and machinery of the Group are depreciated on a straight-line basis over the useful lives of the plant and machinery. Management estimates the useful lives of the plant and machinery to be within 3 to 20 years. These are common life expectancies applied in the industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of the plant and machinery, therefore future depreciation charges could be revised. The carrying amount of the Group’s plant and machinery as of December 31, 2015 is disclosed in Note 11 to the accompanying consolidated financial statements in Item 18. A decrease of 5% in the expected useful life of the plant and machinery from management’s estimate would decrease the Group’s profit before tax approximately Rmb 18.2 million (US$2.8 million) (2014: Rmb 17.0 million).

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

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2013, 2014 and 2015:

	Percentage of Revenue Year Ended December 31,
	2013	2014	2015
Revenue	100.0%	100.0%	100.0%
Cost of sales	-79.5%	-80.0%	-79.7%
Gross profit	20.5%	20.0%	20.3%
Other income, net	1.0%	0.6%	0.2%
Research and development costs	-2.9%	-3.0%	-3.7%

	Percentage of Revenue Year Ended December 31,
	2013	2014	2015
Selling, distribution and administrative costs	-9.8%	-9.7%	-10.9%
Operating profit	8.8%	7.9%	5.9%
Finance costs	-1.0%	-1.0%	-0.9%
Share of profit of associates	0.0%	0.0%	0.0%
Share of results of joint ventures	-0.5%	-0.2%	0.0%
Gains arising from acquisitions	—	0.6%	—
Profit before tax	7.3%	7.3%	5.0%
Income tax expense	-1.4%	-1.1%	-1.3%
Profit for the year	5.9%	6.2%	3.7%
Attributable to:
Equity holders of the Parent	4.4%	4.4%	2.5%
Non-controlling interests	1.5%	1.8%	1.2%

2015 compared to 2014

Revenue for 2015 was Rmb 13,733.4 million (US$2,098.2 million) compared with Rmb 16,436.1 million in 2014, a decrease of 16.4%. The total number of diesel engines sold by Yuchai during 2015 was 364,567 units compared with 483,825 units in 2014, representing a decrease of 119,258 units, or 24.6%. Revenue decreased due to lower unit sales, particularly in the medium- and heavy-duty truck segments. The decrease in revenue was smaller compared to the decline in sales volume due to increased sales of higher emission standard engines and high horsepower engines. The higher emission standard engines and high horsepower engines have a higher average selling price compared with lower emission standard engines. The decline in unit sales is attributed to increased demand for electric-powered vehicles and weak demand for trucks. CAAM reported that sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 14.4% in 2015 while sales in the heavy- and medium-duty truck segments declined 26.0% and 21.0%, respectively. The market was also weak in the heavy- and medium-duty bus segments, where sales declined 25.5% and 19.8%, respectively.

Cost of sales was Rmb 10,942.9 million (US$1,671.9 million) in 2015, a decrease of 16.8% from Rmb 13,145.2 million in 2014, and a decrease of 0.3 percentage points as a percentage of revenue to 79.7% from 80.0% in 2014. The decrease in cost of sales corresponds to the reduction in the total number of engines sold in 2015 compared to 2014. Cost of materials consumed was Rmb 9,531.4 million (US$1,456.2 million) in 2015, a decreased of 19.1% from Rmb 11,781.0 million in 2014. This was 69.4% of revenue in 2015 compared to 71.7% in 2014, respectively, primarily due to a decrease in the prices of raw materials in 2015 compared to 2014. Factory overheads (which do not include depreciation and direct labor) were Rmb 668.2 million (US$102.1 million) in 2015, representing a decrease of 3.6% from Rmb 693.5 million in 2014. This was 4.9% and 4.2% of revenue for 2015 and 2014, respectively. Depreciation and amortization was Rmb 320.0 million (US$48.9 million) in 2015, an increase of 6.7% from Rmb 299.8 million in 2014. This was 2.3% and 1.8% of revenue for 2015 and 2014, respectively.

Gross profit was Rmb 2,790.6 million (US$426.4 million) compared with Rmb 3,291.0 million in 2014, a decrease of 15.2%. Gross profit margin was 20.3% in 2015 compared with 20.0% in 2014. The higher gross margin was attributable to a shift in sales mix to greater sales of higher emission standard engines and lower raw material costs.

Other income, net was Rmb 19.3 million (US$2.9 million) compared with Rmb 94.9 million in 2014. This decrease was mainly due to foreign exchange losses and losses from the disposal of Yuchai’s entire shareholding interest in Xiamen Yuchai Diesel Engines Co., Ltd. The main sources of other income in 2015 were (i) interest income of Rmb 41.3 million (US$6.3 million) and (ii) government grant income of Rmb 31.2 million (US$4.8 million).

Research and development (“R&D”) expenses were Rmb 507.0 million (US$77.5 million) in 2015 compared to Rmb 494.6 million in 2014, an increase of Rmb 12.4 million or 2.5%. R&D expenses were 3.7% and 3.0% of revenue in 2015 and 2014, respectively. In 2015, Yuchai’s research and development efforts were mainly related to the development of new and existing engine products compliant with National V emission standards for the truck and bus segments, and developing Tier 3 emission standards for off-road applications. R&D expenses were also incurred on further developing high horsepower marine and power generator engines and upgrading of the YC6C engine series for dual fuel operations.

Selling, general and administrative (“SG&A”) expenses were Rmb 1,497.8 million (US$228.8 million) compared to Rmb 1,598.7 million in 2014, a decrease of Rmb 100.9 million or 6.3%. SG&A expenses were 10.9% and 9.7% of revenue in 2015 and 2014, respectively. Warranty expenses were Rmb 307.6 million (US$47.0 million) in 2015 compared to Rmb 394.9 million in 2014. These were 2.2% and 2.4% of revenue for 2015 and 2014, respectively. Advertising expenses were Rmb 32.8 million (US$5.0 million) in 2015 compared to Rmb 40.0 million in 2014. As a percentage of revenue, these were 0.2% for 2015 and 2014.

As a result, operating profit decreased 37.7% to Rmb 805.2 million (US$123.0 million) from Rmb 1,292.6 million in 2014, mainly due to lower gross profit and other income, partially offset by lower SG&A expenses. The operating margin was 5.9% and 7.9% for 2015 and 2014, respectively.

Finance costs declined to Rmb 116.4 million (US$17.8 million) from Rmb 156.7 million in 2014, a decrease of Rmb 40.3 million or 25.7%. Lower finance costs mainly resulted from lower costs for term loans and less bills discounting.

The share of joint ventures was a loss of Rmb 2.9 million (US$0.4 million) as compared with a loss of Rmb 30.7 million in 2014. The loss decreased by Rmb 27.8 million. This was mainly due to the reversal of impairment made for a joint venture of our subsidiary that was booked in 2013.

Profit before tax was Rmb 686.1 million (US$104.8 million) in 2015 compared with Rmb 1,201.4 million in 2014.

Income tax expense in 2015 was Rmb 176.8 million (US$27.0 million) compared with Rmb 179.6 million in 2014. Our effective tax rates were 25.8% and 15.0%, for 2015 and 2014, respectively. In 2015, the higher effective tax rate was mainly due to the writing down of a deferred tax asset relating to a subsidiary which was loss making.

As a result of the foregoing factors, profit for the year was Rmb 509.3 million (US$77.8 million) in 2015 compared with Rmb 1,021.7 million in 2014, representing an decrease of 50.2%.

Profit attributable to us was Rmb 341.1 million (US$52.1 million) in 2015 compared with Rmb 730.3 million in 2014, representing a decrease of 53.3%. Profit attributable to non-controlling interests was Rmb 168.2 million (US$25.7 million) compared with Rmb 291.5 million in 2014, representing a decrease of 42.3%.

2014 compared to 2013

Revenue for 2014 was Rmb 16,436.1 million compared with Rmb 15,902.4 million in 2013, an increase of 3.4%. The total number of diesel engines sold by Yuchai during 2014 was 483,825 units compared with 500,756 units in 2013, representing a decrease of 16,931 units, or 3.4%. Revenue increased despite a decrease in total engine units sold primarily due to higher sales of National IV emission standard engines in 2014. The higher emission standard engines such as National IV engines have a higher average selling price than lower emission standard engines. The decline in units sold was consistent with the general market trend. In 2014, the commercial vehicle market in China declined compared to 2013, especially in the truck segment. CAAM reported that commercial vehicle engine sales (excluding gasoline-powered vehicles) had declined by 10.8% in 2014 compared to 2013. The truck market declined in 2014 because of the strict enforcement of National IV emission standards beginning on January 1, 2015, which created a strong pre-buying effect in the preceding year ending December 31, 2013.

Cost of sales was Rmb 13,145.2 million in 2014, an increase of 4.0% from Rmb 12,637.5 million in 2013, and an increase of 0.5 percentage points as a percentage of revenue to 80.0% from 79.5% in 2013, in line with the growth in our revenue. The increase in cost of sales is largely attributed to the increased quantity of National IV emission standard engines sold in 2014 with higher cost of sales compared to lower emission standard engines. Cost of materials consumed was Rmb 11,781.0 million in 2014, an increase of 4.4% from Rmb 11,283.3 million in 2013. This was 71.7% of revenue compared with 71.0% in 2013. Factory overheads (which do not include depreciation and direct labor) were Rmb 693.5 million in 2014, an increase of 2.9% from Rmb 673.6 million in 2013. Factory overheads were 4.2% of revenue in 2014 and 2013. Depreciation and amortization was Rmb 299.8 million in 2014, an increase of 6.4% from Rmb 281.7 million in 2013. This was 1.8% of revenue in 2014 and 2013.

Gross profit was Rmb 3,291.0 million compared with Rmb 3,264.9 million in 2013, reflecting a 0.8% increase. Gross profit margin was 20.0% in 2014 compared with 20.5% in 2013. The lower gross margin was attributable to change in the sales mix to higher engine sales for light-duty engines that are lower margin products compared to heavy-duty engines, and a more competitive commercial vehicle market.

Other income, net was Rmb 94.9 million compared with Rmb 156.4 million in 2013. This decrease was mainly due to lower interest income from bank deposits and a decrease in government grant. The main sources of other income in 2014 were (i) interest income of Rmb 45.8 million and (ii) government grant income of Rmb 26.2 million.

R&D expenses were Rmb 494.6 million in 2014 compared to Rmb 468.6 million in 2013, an increase of Rmb 26.0 million or 5.5%. As a percentage of revenue, R&D spending was 3.0% in 2014 compared with 2.9% in 2013. In 2014, R&D expenses were mainly related to ongoing research and development of new and existing engine products, especially for the natural gas engine, as well as continued initiatives to improve engine quality. See “Item 4. Information On The Company — Business Overview — Research and Development.”

SG&A expenses were Rmb 1,598.7 million compared to Rmb 1,550.2 million in 2013, an increase of Rmb 48.5 million or 3.1%. SG&A expenses represented 9.7% and 9.8% of revenue in 2014 and 2013, respectively. Warranty expenses were Rmb 394.9 million in 2014 compared to Rmb 385.9 million in 2013. These were 2.4% of revenue, for 2014 and 2013. Advertising expenses were Rmb 40.0 million in 2014 compared to Rmb 47.6 million in 2013. As a percentage of revenue, these were 0.2% and 0.3% for 2014 and 2013, respectively.

As a result, operating profit decreased 7.8% to Rmb 1,292.6 million from Rmb 1,402.4 million in 2013, mainly due to lower other income, and higher expenses for SG&A and R&D, which was partially offset by an increase in gross profit. The operating margin was 7.9% for 2014, compared with 8.8% in 2013.

Finance costs declined to Rmb 156.7 million from Rmb 161.2 million in 2013, a decrease of Rmb 4.5 million or 2.8%. The decline in finance costs was mainly due to lower interest expenses from the outstanding medium-term notes and less bills discounting in 2014 compared to the outstanding short- and medium-term notes and bills discounting expenses in 2013.

The gains arising from acquisitions were Rmb 95.2 million. This was due to Yuchai increasing its shareholding interest in Yuchai Remanufacturing Services (Suzhou) Co., Ltd., a formerly jointly-controlled entity, from 51% to 100% which resulted in a fair value gain and negative goodwill of Rmb 64.8 million. The remaining gain was due to HLGE increasing its shareholding interest in a jointly-controlled entity involved in the hotel business, from 45% to 100%.

The share of joint ventures was a loss of Rmb 30.7 million as compared with a loss of Rmb 79.2 million in 2013. The loss decreased by Rmb 48.5 million, which was mainly due to reduction of the loss in the joint ventures of Yuchai. In 2013, there were impairments of investment in joint ventures of our subsidiaries of Rmb 32.3 million, related to a joint venture in remanufacturing service and a joint venture hotel in Qingdao owned by our subsidiary, HLGE.

Profit before tax was Rmb 1,201.4 million in 2014 compared with Rmb 1,162.1 million in 2013.

Income tax expense in 2014 was Rmb 179.6 million compared with Rmb 222.1 million in 2013. Our effective tax rates were 15.0% and 19.1%, for 2014 and 2013, respectively.

As a result of the foregoing factors, profit for the year was Rmb 1,021.7 million in 2014 compared with Rmb 940.0 million in 2013, representing an increase of 8.7%.

Profit attributable to us was Rmb 730.3 million in 2014 compared with Rmb 700.4 million in 2013, representing an increase of 4.3%. Profit attributable to non-controlling interests was Rmb 291.5 million compared with Rmb 239.5 million in 2013, representing an increase of 21.7%.

Inflation

The general annual inflation rate in China was 2% in 2014 dropping to 1.4% in 2015 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. In 2015, concerns have arisen over deflationary pressures in China as a result of weak domestic and global demand, industrial overcapacity and slumping of global commodities prices. A prolonged period of deflation may result in falling profits, closure of businesses, shrinking employment and incomes and increasing defaults on loans by companies and individuals, any of which could adversely affect our business, financial condition or results of operations. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Liquidity and Capital Resources

Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our revenues are substantially generated by Yuchai and its subsidiaries, our Chinese operating companies, and are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service related foreign exchange transactions; however, it is not currently freely convertible under the “capital account” which includes, among other things, foreign direct investment and overseas borrowings by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of SAFE. As a result, there is no material restriction on the ability of the Chinese subsidiaries to transfer funds to Yuchai. However, certain funds transfers from Yuchai to us may be subject to the approval of SAFE. The General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. On March 30, 2015, SAFE issued a notice to take effect from June 1, 2015 loosening the explicit prohibition against the use of Renminbi converted from capital contribution in foreign currency for domestic equity investment as set out in its circulars of August 2008 and July 2011. As the new policy has recently been implemented, its full applicability to a foreign-invested enterprise is currently uncertain. See “Risk Factors — Risks relating to China — We may not freely convert Renminbi into foreign currency, which could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.”

Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity, dividend payments and other operational requirements. We believe that our sources of liquidity are sufficient for our operational and working capital requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations are lower than anticipated, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.” Our cash and cash equivalents are held in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subjected to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.

As of December 31, 2015, we had approximately Rmb 3,842.1 million (US$587.0 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

As of December 31, 2015, we had outstanding borrowings of Rmb 2,455.7 million (US$375.2 million), including Yuchai’s borrowings of Rmb 2,398.4 million (US$366.4 million).

We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our working capital and trade accounts receivable requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank borrowings, issuance of short-term financing bonds (“STFBs”), medium-term notes (“MTNs”), ultra short-term bonds (“USTB”), discounting of bills receivable, accounts receivable factoring or other financing activities by Yuchai and us.

Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis. In addition, CYI also has obtained credit facilities from certain banks in Singapore.

The securities issued by Yuchai since 2013 are as follow:

•

On May 28, 2013, upon the receipt of approval from its board of directors, shareholders and NAFMII to issue MTNs amounting to Rmb 1.6 billion with a term of three years, Yuchai issued the first tranche of the MTNs amounting to Rmb 1 billion. The MTNs bear a fixed annual interest rate of 4.69% will mature on May 30, 2016. All the proceeds from the issuance of the MTNs are to be used by Yuchai as working capital.

•

On April 8, 2015, upon the receipt of approval from its board of directors, shareholders and NAFMII to issue ultra short-term bonds (“USTB”) amounting to Rmb 2 billion with a term not exceeding 270 days, Yuchai issued the first tranche of the USTB amounting to Rmb 400 million. The first tranche of the USTBs bear a fixed annual interest rate of 4.9% and matured on May 9, 2015. All the proceeds from the issuance of the USTBs were used by Yuchai as working capital and repayment of loans. On September 16, 2015, Yuchai issued the second tranche of the USTB amounting to Rmb 400 million. The second tranche of the USTBs bear a fixed annual interest rate of 3.9% and will mature on June 13, 2016. All the proceeds from the issuance of the USTBs are to be used by Yuchai for the repayment of loans. NAFMII’s approval to issue USTB of Rmb 2 billion is valid for two years commencing from February 28, 2015.

In addition, CYI has other credit facilities granted by banks in Singapore as follows:

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

•

On November 10, 2011, we entered into a three-year revolving credit facility agreement with DBS Bank Ltd. of Singapore with a committed aggregate value of S$30.0 million. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remain a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 1.0 times. This arrangement was used to finance our general working capital requirements and was repaid in full upon expiration of the facility on November 10, 2014. On May 22, 2015, we entered into a three-year revolving uncommitted credit facility agreement with DBS Bank Ltd. of Singapore with an aggregate value of S$30.0 million. The terms and conditions of this facility are similar to the facility agreement dated November 10, 2011.

As of December 31, 2015, CYI’s (including Yuchai) unutilized facilities amounted to Rmb 300.4 million (US$45.9million).

We believe that should there be a need for further loans from banks, we can borrow additional amounts through our established banking relationships with a number of domestic Chinese or Singapore banks. We can also obtain financing by issuing bonds, discounting bills receivable, factoring accounts receivables or through other financing activities. However, such activities are subject to market conditions and there is no assurance that such additional activities would be successful.

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2013	2014	2015	2015
	Rmb	Rmb	Rmb	US$
	(in thousands)
Net cash from operating activities	589,642	535,686	1,686,718	257,703
Net cash used in investing activities	(553,591)	(523,019)	(25,496)	(3,895)
Net cash used in financing activities	(553,179)	(314,749)	(485,535)	(74,182)
Effect of foreign currency exchange on cash and cash equivalents	(13,938)	(3,109)	7,332	1,121

Net (decrease)/increase in cash and cash equivalents	(531,066)	(305,191)	1,183,019	180,747

In 2015, net cash from operating activities was an inflow of Rmb 1,686.7 million (US$257.7 million). The inflow was mainly derived from profit before tax of Rmb 686.1 million and changes in working capital such as lower trade and other receivables as well as inventories, partially offset by lower trade and other payables. In 2014, net cash from operating activities was an inflow of Rmb 535.7 million. The inflow was mainly derived from profit before tax of Rmb 1,201.4 million offset by changes in working capital such as lower trade and other payables. In 2013, net cash from operating activities was an inflow of Rmb 589.6 million. The inflow was mainly derived from profit before tax of Rmb 1,162.1 million offset by higher working capital such as trade receivables and inventories.

In 2015, net cash used in investing activities was an outflow of Rmb 25.5 million (US$3.9 million). The outflow was mainly due to purchase of property, plant and equipment of Rmb 397.8 million and offset by net withdrawal of fixed deposits with banks of Rmb 126.7 million and inflow from disposal of subsidiaries of Rmb 170.7 million. In 2014, net cash used in investing activities was an outflow of Rmb 523.0 million. The outflow was mainly due to purchase of property, plant and equipment of Rmb 660.9 million and net withdrawal of fixed deposits with banks of Rmb 100.4 million and inflow from interest received of Rmb 50.1 million. In 2013, net cash used in investing activities was an outflow of Rmb 553.6 million. The outflow was mainly due to purchase of property, plant and equipment of Rmb 441.4 million and net placement of fixed deposits with banks of Rmb 295.5 million offset by inflow from interest received of Rmb 70.6 million and proceeds from disposal of assets classified as held for sale of Rmb 84.5 million.

In 2015, net cash used in financing activities was an outflow of Rmb 485.5 million (US$74.2 million). The outflow was mainly due to payment of dividend of Rmb 236.9 million and placement of fixed deposits of Rmb 300.6 million pledged for bank facility. In 2014, net cash used in financing activities was an outflow of Rmb 314.7 million. The outflow was mainly due to payment of dividend of Rmb 315.4 million. In 2013, net cash used in financing activities was outflow of Rmb 553.2 million. The outflow was mainly due to payment of dividend paid of Rmb 280.5 million and interest paid of Rmb 159.5 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2015 was Rmb 4,366.4 million (US$667.1 million) compared to Rmb 4,925.9 million as of December 31, 2014.

As of December 31, 2015, we had long-term interest-bearing loans and borrowings totaling Rmb 56.5 million (US$8.6 million) and current interest-bearing loans and borrowings totaling Rmb 2,399.2 million (US$366.6 million).

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	Rmb	Rmb	Rmb	Rmb	Rmb
	(in millions)
Short-term debt (1)	2,473.7	2,473.7	—	—	—
Long-term debt (1)	59.7	—	47.3	12.4	—
Purchase obligations regarding capital expenditures(2)	570.7	570.7	—	—
Operating lease commitments	20.3	13.3	5.4	1.6	—

Total	3,124.4	3,057.7	52.7	14.0	—

(1)	Includes contractual interest payments
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were Rmb 429.6 million, Rmb 683.9 million and Rmb 429.9 million (US$65.7 million) in 2013, 2014 and 2015, respectively. These expenditures are primarily used for upgrading existing facilities and building new facilities mainly in Yulin City in Guangxi Zhuang Autonomous Region. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai and us.

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

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2015, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of Rmb 570.7 million (US$87.2 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai and us. Yuchai’s ability to obtain financing is limited by government regulation in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2014 and 2015, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of Rmb 50.7 million and Rmb 4.0 million (US$0.6 million), respectively. These were issued for purchase of production materials, machinery and equipment.

As of December 31, 2014, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled Rmb 730.7 million. As of December 31, 2015, we had no outstanding bills receivable discounted with banks for which Yuchai retained a recourse obligation. These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund the operation, as and when required.

As of December 31, 2014 and 2015, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation totaled Rmb 812.5 million and Rmb 859.7 million (US$131.3 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

Management has assessed the fair value of the recourse obligation arising from these discounted bank bills and endorsed bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.

Research and Development

See “Item 4. Information on the Company — Business Overview — Research and Development.”

Recently Issued Accounting Standards

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they are effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Group is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate-regulation and the effects of that rate-regulation on its financial statements. IFRS 14 is effective for annual periods beginning on or after January 1, 2016. Since the Group is an existing IFRS preparer, this standard would not apply.

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

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. During 2015, the Group performed preliminary assessment of IFRS 15. This preliminary assessment is based on currently available information and may be subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the Group in the future. The assessment activities involved reviewing key contractual terms with Group’s customers. The assessment is currently ongoing.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•

That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

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

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group as the Group does not have any bearer plants.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on the Group’s consolidated financial statements.

IFRS 16 Leases

IFRS 16 requires lessees to recognize for most leases, a liability to pay rentals with a corresponding asset, and recognize interest expense and depreciation separately. The new standard is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of the new standard and plans to adopt the new standard on the required effective date. The Group expects the adoption of the new standard will result in increase in total assets and total liabilities.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

These amendments are not expected to have any impact on the Group.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of February 29, 2016, there were eight members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck and Hoh Weng Ming as its nominees. Mr. Yan Ping and Mr. Han Yi Yong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
YAN Ping(1)	Director	2012
WU Qi Wei(1)	Alternate Director to YAN Ping	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
TAN Aik-Leang (1)(3)	Director	2005
HAN Yi Yong (1)	Director	2010
HO Chi-Keung Raymond(2)(3)	Director	2013
LEONG Kok Ho(1)	Chief Financial Officer	2012
FOO Shing Mei Deborah	General Counsel	2007
Codan Services Limited	Secretary	2015

Mr. Meng Choong Wong was appointed a non- executive director of the Company on August 11, 2015 and resigned on January 5, 2016.

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.

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

Mr. Kwek Leng Peck is a Director of the Company. He is a member of the Kwek family which controls the Hong Leong Investment Holdings group of companies. He is an Executive Director of Hong Leong Asia and Hong Leong Investment Holdings Pte. Ltd. and the non-executive Chairman of Tasek Corporation Berhad. He also sits on the boards of HL Technology, Hong Leong China, Yuchai, City Developments Limited, Hong Leong Finance Limited and Millennium & Copthorne Hotels Plc, as well as other affiliated companies. He has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

Mr. Yan Ping is a Director of the Company and the Chairman of the Board of Directors of Yuchai. He is also the Chairman of the State Holding Company. The State Holding Company which is owned by the City Government of Yulin in Guangxi Zhuang Autonomous Region, China, is a 22.1% shareholder in Yuchai. Prior to his above appointments, Mr. Yan held various China-government related positions, including as Deputy Secretary-General of the Yulin Municipal Government, as Director of the Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou-Shenzhen Railway Company, Ltd. Mr. Yan holds a Bachelor of Engineering Degree from Dalian Railway College and a Master’s degree in Statistics from the Dongbei University of Finance and Economics.

Mr. Wu Qi Wei is an Alternate Director of the Company to Mr. Yan Ping and the President and a director of Yuchai. He previously served as one of the Deputy General Managers of Yuchai and was in charge of sales and marketing. He holds a Bachelor of Engineering Degree from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is the Managing Director of Octagon Advisors (Shanghai) Co. Ltd and a managing director of Octagon Advisors Pte. Ltd., a financial advisory firm in Singapore. Between August 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Mr. Neo is currently a director of Asia Airfreight Terminal Co Ltd, Goldstate Capital Fund Management Co Ltd, Cambodia Post Bank Plc, Fullerton Credit (Sichuan) Ltd, Fullerton Credit (Chongqing) Ltd and Fullerton Credit (Yunnan) Ltd.. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Tan Aik-Leang is a Director of the Company and Yuchai. He had held various senior executive and managerial positions over an aggregate period of more than 25 years at the Dao Heng Bank Group in Hong Kong, the National Australia Bank Group in Australia and Asia, and The Bank of Nova Scotia in Canada. Mr. Tan was also a Director of the Risk Management Association, Hong Kong Chapter from May 2000 to January 2016. Mr. Tan graduated in Accounting from Western Australian Institute of Technology (now known as Curtin University). He is a Fellow member of each of the Hong Kong Institute of Certified Public Accountants, CPA Australia, the Financial Services Institute of Australasia (formerly known as Australasian Institute of Banking and Finance) and the Institute of Canadian Bankers. Our Board of Directors has determined that Mr. Tan is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Ho Chi-Keung Raymond was previously a director of the Company from June 2004 to September 2006 and was re-appointed as an independent director on April 30, 2013. He was in private practice as a solicitor in Hong Kong, Mainland China and Canada between 1983 and 2006. He is now practicing independently as an arbitrator. Mr. Ho was the Secretary General of the Law Society of Hong Kong from 2008 to 2011 and prior to that between 1999 and 2006, he was a partner of Fred Kan & Co., a law firm based in Hong Kong with operations in Tokyo, Japan and China. He holds the degrees of Bachelor of Laws and Master of Social Sciences from the University of Hong Kong, as well as a Master of Laws degree from the University of London. He is a Fellow of the UK Chartered Institute of Arbitrators and is currently listed on the HKIAC’s panel of arbitrators. He is a non-practising member of the Law Society of Hong Kong, The Law Society of England & Wales, The Law Society of British Columbia and The Law Society of the Australian Capital Territory. Mr. Ho currently is a director of Cheer Moon Development Limited and Power Rich Investment Limited. Our Board of Directors has determined that Mr. Ho is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

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

Codan Services Limited was appointed Secretary of the Company on January 28, 2015.

Audit Committee

The Audit Committee is comprised of three independent non-executive directors, namely Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Ho Chi-Keung Raymond. The Audit Committee oversees the performance of our internal audit function and our independent registered public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

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

Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of February 29, 2016 are identified below.

Name	Position(1)	Year First Elected or Appointed Director or Officer
YAN Ping (2)	Chairman of the Board of Directors	2005
HOH Weng Ming (2)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (3)	Director and President	2011
GAN Khai Choon (2)	Director	2007
KWEK Leng Peck (2)	Director	2005
NEO Poh Kiat (2)	Independent Director	2008
TAN Aik-Leang (2)	Independent Director	2005
LU Yuming	Director and Chief Accountant	2014
LEONG Kok Ho	Director	2014
HAN Yi Yong (2)	Director and Company Secretary	2010
GU Tangsheng	Director	2005
LAI Tak Chuen Kelvin (4)	Director and Chief Business Controller	2011
TAY Hui Boon Kelly (4)	Financial Controller seconded to Yuchai	2008
LIU Hung Derek (4)	Deputy General Manager	2012
QIN Xiaohong	Vice President	2015
YE Bin	Vice President	2015
WANG Limin	Vice President	2015
LIANG Qingyan	Vice President	2015
TAN Guirong	Vice President	2015
NING Xingyong	Vice President	2015

(1)

On July 23, 2015, further to an internal management restructuring, the Yuchai Board of Directors approved the re-designation of the titles of General Manager and Deputy General Manager of Yuchai to President and Vice President respectively. In addition, the Yuchai Board of Directors approved the appointments of Mr. Wang Limin, Mr. Tan Guirong, Mr. Liang Qingyan, Mr. Ning Xingyong, Mr. Yebin and Ms. Qin Xiaohong as Vice Presidents of Yuchai with effect from July 27, 2015 for a term of three (3) years.

(2)	Also a Director of the Company.
(3)	Also an Alternate Director of the Company to Mr. Yan Ping.
(4)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Yan Ping, Gan Khai Choon, Neo Poh Kiat, Kwek Leng Peck, Tan Aik-Leang, Hoh Weng Ming, Leong Kok Ho, Wu Qi Wei and Han Yi Yong, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers of the Company.”

Mr. Wu Qi Wei is the President and a Director of Yuchai and an Alternate Director of the Company to Mr. Yan Ping. He previously served as one of the Deputy General Managers of Yuchai and was in charge of sales and marketing. He holds a Bachelor of Engineering Degree from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

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

Mr. Liu Hung Derek is the Assistant Vice President of International Sales of the Company and Deputy General Manager of the Marine and G-drive Engine Department of Yuchai. He has 15 years experience in the diesel generator business from FG Wilson (Engineering) HK Ltd. He holds a Bachelor degree of Science in Applied Chemistry from the Hong Kong Baptist University and a Master’s Degree in Marketing from the University of New South Wales in Australia.

Ms. Qin Xiaohong was appointed a Vice President of Yuchai in 2015. She joined Yuchai in 1990 and held the position of Chief Accountant from July 2007 – September 2013. She holds a Bachelor’s degree in Auditing from Nanjing Auditing Institute.

Mr. Ye Bin was appointed a Vice President of Yuchai in 2015. He holds a Bachelor’s degree in Material Science and Engineering from Huazhong University of Science and Technology.

Mr. Wang Limin was appointed a Vice President of Yuchai in 2015. He was appointed a Deputy General Manager of Yuchai on January 1, 2013. He holds a Bachelor’s degree in Vehicle Engineering from Hubei Automotive Industrial College.

Mr. Liang Qingyan was appointed Vice President of Yuchai in 2015. He was appointed a Deputy General Manager of Yuchai on July 30, 2009. He holds a Bachelor’s degree in Mechanical Manufacture Technology and Equipment from Guangxi University.

Mr. Tan Guirong was appointed Vice President of Yuchai in 2015. He holds a Master’s degree in Business Administration from Huazhong University of Science and Technology.

Mr. Ning Xingyong was appointed Vice President of Yuchai in 2015. He holds a Bachelor’s degree in Foundry Engineering from Guangxi University.

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

Yuchai’s management consists of a Chairman, a President and several Vice Presidents, other senior officers designated by its Board of Directors and senior managers and officers designated by us. Yuchai’s management handles daily operations and implements the corporate policies under the direction and guidance of its Board of Directors.

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of February 29, 2016, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes — Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

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

In fiscal year 2015, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company. For fiscal year 2015, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”

Share Ownership

The directors and executive officers of the Company and Yuchai do not currently own any shares of Common Stock but certain executive officers have been awarded share options under our Equity Incentive Plan (as defined below).

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

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of options may not exceed 10 years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2015, there were 570,000 options outstanding under the Equity Incentive Plan which vest in three equal installments over a three year term. No further options have since been granted under the Equity Incentive Plan. As of December 31, 2015 and February 29, 2016, one third of all options granted have vested in the grantees.

Name	Option Award	Exercise Price (US$/Share)	Grant Date	Expiration Date
YAN Ping	200,000	$21.11	July 29, 2014	July 28, 2024
HOH Weng Ming	150,000	$21.11	July 29, 2014	July 28, 2024
WU Qi Wei	80,000	$21.11	July 29, 2014	July 28, 2024
LEONG Kok Ho	40,000	$21.11	July 29, 2014	July 28, 2024
LAI Tak Chuen Kelvin	40,000	$21.11	July 29, 2014	July 28, 2024
FOO Shing Mei Deborah	40,000	$21.11	July 29, 2014	July 28, 2024
TAY Hui Boon Kelly	20,000	$21.11	July 29, 2014	July 28, 2024

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

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2015 was approximately Rmb 58.8 million (US$9.0 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. See also “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Directors — Remuneration and Pensions.”

Employees

As of December 31, 2015, 2014 and 2013, Yuchai employed approximately 10,420, 11,404 and 11,976 people, respectively, nationwide in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 8.5 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For fiscal year 2015, the total annual salary and bonus paid to Yuchai’s employees was Rmb 816.2 million (US$124.7 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of February 29, 2016 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 39,298,340 shares of Common Stock outstanding as of February 29, 2016.

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	15,189,528	38.7%
The Yulin City Government (2)	7,028,151	17.9%
Shah Capital Management (3)	3,156,120	8.0%

(1)

Information based upon an announcement by Hong Leong Asia on the Singapore Exchange on July 16 and September 1, 2015 and a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended from time to time, most recently on July 14, 2015. Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 15,189,528 shares of Common Stock or approximately 38.7% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited, having increased its holdings from 28.2% to 34.9% during the period from May 23, 2011 to November 22, 2011, from 34.9% to 35.5% during the period from March 11 to 26, 2014, from 35.5% to 37.02% during the period July 14 to December 26, 2014 and from 37.02% to 38.7% during the period July 14 to August 25, 2015. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our shares and share ownership — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders And Related Party Transactions — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

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

(3)	Information based on a report on Form 13F filed by Shah Capital Management with the SEC on January 25, 2016 for the fourth quarter ended December 31, 2015.

As of February 29, 2016, there were 25,058,934 shares of Common Stock, or 63.8% of the total number of shares of Common Stock, held of record by 16 persons with registered addresses in the United States.

Except as described below under “— The Special Share,” each of our shareholders is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Related Party Transactions

Shareholders Agreement

Hong Leong China, China Everbright Holdings, Cathay Investment Fund Limited, or Cathay, GS Capital Partners L.P., or GSCP, 14 shareholders who initially invested in us through Sun Yuan BVI, or the Sun Yuan Shareholders, and the Company in 1994 entered into an amended and restated Shareholders Agreement, or the Shareholders Agreement, which provides for certain matters relating to the management of our company and Yuchai and the ownership of our Common Stock. The Shareholders Agreement provides that our Board of Directors will consist of eleven directors, the controlling shareholder (as described below) will be entitled to designate six directors, the major shareholder (as described below) will be entitled to designate two directors, and each of Cathay and GSCP will be entitled to designate one director and the chief executive officer of Yuchai will initially be the other director. The Shareholders Agreement also provides that the controlling shareholder will be entitled to designate five of the nine Yuchai directors that we are entitled to designate, the major shareholder will be entitled to designate two such directors and each of Cathay and GSCP will be entitled to designate one such director. Under the Shareholders Agreement, the nine Yuchai directors designated by us will vote as a block in accordance with the vote of the majority of such nine directors. The Shareholders Agreement provides that the controlling shareholder will be the person holding the special share, provided that at all times the controlling shareholder will be either Hong Leong Asia or China Everbright Holdings, and the other will be the major shareholder. Since our initial public offering in 1994, Hong Leong Asia has been the controlling shareholder and China Everbright Holdings has been the major shareholder. However, in October 2002, China Everbright Holdings sold all of its shares in Coomber to Goldman in October 2002 and is no longer our major shareholder. The Shareholder Agreement provides that if any shareholder (other than the controlling shareholder) ceases to own at least 4% of our Common Stock, such shareholder will no longer be entitled to designate any directors. Accordingly, China Everbright Holdings no longer has director designation rights. The Shareholders Agreement also provides that, so long as Hong Leong Asia is the controlling shareholder, Yuchai or we will pay Hong Leong Asia an annual management fee of not less than US$500,000 for management services provided by Hong Leong Asia, including the services of our president and chief financial officer. With effect from January 2008, further to agreements entered into between the Company and Yuchai, Yuchai has paid to the Company, instead of Hong Leong Asia, consultancy and management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid any fees as set out in the Shareholders Agreement. The Shareholders Agreement will terminate upon the occurrence of an event resulting in the special share ceasing to carry any rights.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of February 29, 2016, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2015, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services.

During fiscal year 2015, certain affiliates of Hong Leong Asia charged us Rmb 6.3 million (US$1.0 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During fiscal year 2015, Yuchai (including its associates and joint ventures) entered into agreements with State Holding Company, its subsidiaries and affiliates for the sale and purchase of raw materials, supplies, scraps and diesel engines as well as hospitality and restaurant services. For further details on these transactions, please see Note 29 to our consolidated financial statements appearing elsewhere herein.

On January 27, 2016, we entered into a loan agreement with HLGE extending the loan for another year from July 2016 to July 2017. During the period from January 1, 2015 to February 29, 2016, the largest amount outstanding under the loan was S$68 million, and, as of February 29, 2016, S$68 million was outstanding under the loan. The interest payable under the loan is 1.938% per annum. For more details, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to continue as a going concern or raise sufficient funds to repay its debt obligations to us.” We have undertaken other significant business transactions with related parties during the fiscal year ended December 31, 2015, as set forth under Note 29 to our consolidated financial statements appearing elsewhere herein.

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

The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

Period	US$ High	US$ Low
2011	33.50	12.63
2012	18.52	11.70
2013	26.39	13.43
2014	24.94	16.60
2015	20.96	10.45

Period	US$ High	US$ Low
2014 First Quarter	24.94	19.40
2014 Second Quarter	22.46	19.87
2014 Third Quarter	21.94	18.45
2014 Fourth Quarter	20.00	16.60
2015 First Quarter	20.18	18.09
2015 Second Quarter	20.96	16.66
2015 Third Quarter	16.96	11.85
2015 Fourth Quarter	13.84	10.45
2016 First Quarter	10.77	8.49

Period	US$ High	US$ Low
October 2015	13.84	12.23
November 2015	13.42	11.70
December 2015	12.08	10.45
January 2016	10.77	8.49
February 2016	10.05	8.94
March 2016	10.70	9.63

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

•

Our audit committee assesses the auditor’s independence on an ongoing basis by reviewing all relationships between the company and its auditor. It has established the company’s hiring guidelines for employees and former employees of the independent auditor. The committee also discusses with management and the independent auditors the Company’s annual audited financial statements and quarterly financial statements, the Company’s earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management. It also meets separately, periodically, with management, the internal auditors and the independent auditors.

Standard for US Domestic Listed Companies		China Yuchai International Limited’s Practice

•	Each listed company must disclose whether its board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	•	The Board of Directors has identified Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

•	Each listed company must have an internal audit function.	•

We are a holding company and the majority of business is done at our main subsidiary, Yuchai. Yuchai maintains an independent internal audit function headed by a secondee appointed by the Company. The Head of Internal Audit reports to the Chairman of the Audit Committees of the Company and Yuchai who reports to the Boards. The Board of Yuchai approves the audit plan, review significant audit issues and monitors corrective actions taken by management.

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

Equity-Compensation Plans

•	Shareholders must be given the opportunity to vote on all equity—compensation plans and material revisions thereto, with limited exceptions.	•	We intend to have our shareholders approve equity-compensation plans.

Standard for US Domestic Listed Companies	China Yuchai International Limited’s Practice

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.	•

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

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$518,905 for fiscal year 2013 at our annual general meeting held on July 4, 2014 and from US$250,000 to US$490,000 for fiscal year 2014 at our annual general meeting held on June 11, 2015.

Our Board of Directors may grant special remuneration to any Director who shall render any special or extra services to or at our request. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by our Board of Directors.

Save for legally mandated contributions on behalf of our employees, our Board of Directors does not provide pensions or other benefits to any Director, officer or former Director or officer, or any of their family members or dependents.

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

China Exchange Controls

The Renminbi currently is not a freely convertible currency. SAFE, under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through the Bank of China or other authorized institutions at official rates fixed daily by SAFE. Renminbi could also be converted at swap centers, or Swap Centers, open to Chinese enterprises and foreign invested enterprises, or FIEs, subject to SAFE’s approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. In the year ended December 31, 1993, as much as 80% by value of all foreign exchange transactions in China took place through the Swap Centers. The exchange rate quoted by the Bank of China differed substantially from that available in the Swap Centers. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange system, the China Foreign Exchange Trading System, or CFETS, inter-bank foreign exchange market was established. Under the unitary foreign exchange system, PBOC sets daily exchange rates, or the PBOC Rates, for conversion of Renminbi into US dollar and other currencies based on the CFETS interbank market rates, and the Bank of China and other authorized banks may engage in foreign exchange transactions at rates that vary within a prescribed range above or below PBOC Rates.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the US dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the US dollar again, though there have been periods when the US dollar has appreciated against the Renminbi as well. From December 30, 2011 to December 31, 2015, the Renminbi depreciated about 2.9% against the US dollar. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

Furthermore, the General Affairs Department of SAFE promulgated the Notice on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Funded Enterprises (the “Notice 142”) in August 2008 and the Supplementary Notice on Issues Relating to the Improvement of Business Operations with Respect to the Administration over Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises in July 2011 (the “Notice 88”) (which were repealed in 2015 by the Notice 19 as defined below). Pursuant to the Notice 142 and the Notice 88, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions.

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

On March 30, 2015, SAFE issued the Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises (the “Notice 19”), which took effect on June 1, 2015 and relieved the explicit prohibition against the use of Renminbi converted from capital contribution in foreign currency (the “Converted Renminbi”) into domestic equity investment, as provided in the Notice 142 and the Notice 88. According to the Notice 19, an ordinary FIE such as Yuchai, may make the equity investment by transferring the Converted Renminbi to the Account for Foreign Exchange Settlement Pending Payment opened by the invested enterprise.

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

The China tax bureau periodically conducts tax examinations. In 2015, the local tax bureau completed its tax examination of Yuchai’s PRC income tax returns from 2013 to 2014, being the years sampled for the current tax examinations. The local tax bureau has not yet issued the final report for the current tax examinations. No material issue has been raised. However, any adverse findings or change in the tax legislation in China could have a material adverse impact to our consolidated financial conditions or results of operations. Furthermore, pursuant to the CIT Law, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC in accordance with the New Income Tax Law, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules specify that a “de facto management organization” means an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. Although the Implementation Rules provide a definition of “de facto management organization”, such definition has not been tested and there remains uncertainty as to when a non-PRC enterprise’s “de facto management organization” is considered to be located in the PRC. If we or any of our subsidiaries registered outside China are treated as “tax resident enterprise” under the CIT Law, our income tax expenses may increase and our profitability could decrease.

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

Sale or Other Disposition of Common Stock

Subject to the PFIC rules discussed below, upon the sale or other disposition of shares, a US Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US Holder’s amount realized and the US Holder’s tax basis in such shares. If a US Holder receives consideration for shares paid in a currency other than the US dollar, the US Holder’s amount realized will be the US dollar value of the payment received. In general, the US dollar value of such a payment will be determined on the date of sale or disposition. On the settlement date, a US Holder may recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, if the shares are treated as traded on an established securities market and the US Holder is a cash basis taxpayer or an accrual basis taxpayer who has made a special election, the US dollar value of the amount realized in a foreign currency is determined by translating the amount received at the spot rate of exchange on the settlement date of the sale, and no exchange gain or loss would be recognized at that time. Capital gain of a non-corporate US Holder is generally taxed at a reduced rate where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term, medium-term and long-term Renminbi denominated borrowings obtained by Yuchai. The interest rates of such borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. We also have various credit facilities from banks in Singapore to finance our working capital requirements. As of December 31, 2015, we had outstanding consolidated loans of Rmb 2,455.7 million (US$375.2 million). Part of these credit facilities were denominated in Singapore dollar used mainly to invest in Singapore dollar denominated investments of TCL and HLGE. Therefore, this has provided a natural hedge for the Singapore dollar currency.

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

Interest rate risk

The primary source of the Company’s interest rate risk relates to interest-bearing bank deposits and its borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Company are disclosed in Note 16. As certain rates are based on interbank offer rates, the Company is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Company, any variation in the interest rates may have a material impact on the results of the Company.

The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at December 31, 2015 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2015 of the Company would increase/decrease by Rmb 6.6 million (US$1.0 million) (2014: profit increase/decrease by Rmb 1.1 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk in fiscal years 2014 and 2015 are primarily Singapore dollar, Euro, Renminbi and the United States dollar.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity. We use derivative financial instruments, such as forward currency contracts, to hedge our foreign currency risks. We do not apply hedge accounting.

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2014	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Held for trading investment	22,855	—	—	—	—
Trade and other receivables	814	31,546	6,738	31,933	5
Cash and bank balances	138,540	—	2,041	—	357
Financial liabilities	(32,467)	(41,162)	—	—	—
Trade and other payables	(51,898)	—	(19,608)	(1,518)	—

	77,844	(9,616)	(10,829)	30,415	362

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2015	Rmb	Rmb	Rmb	Rmb	Rmb
	(in thousands)
Held for trading investment	11,984	—	—	—	—
Trade and other receivables	565	407	12,762	32,651	—
Cash and bank balances	124,034	—	2,177	29,520	938
Financial liabilities	(32,163)	(280,924)	—	—	—
Trade and other payables	(12,978)	(50)	(5,051)	(2,020)	—

	91,442	(280,567)	9,888	60,151	938

US$	13,971	(42,866)	1,511	9,190	143

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2014	2015	2015
	Rmb	Rmb	US$
	(in thousands)
Singapore dollar	7,784	9,144	1,397
Euro	(962)	(28,057)	(4,287)
United States dollar	(1,083)	989	151
Renminbi	3,042	6,015	919

Equity price risk

The Company has held for trading investments which are quoted. The exposure to quoted instruments is limited.

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) the Company’s profit by the following amount:

	2014	2015	2015
	Rmb	Rmb	US$
	(in thousands)
Statement of profit or loss	2,286	1,198	183

The Company has invested in a company that is quoted on the Singapore Exchange, a summary of which is provided below:

	Number of Shares		Value as at December 31, 2014	Value as at December 31, 2015	Value as at December 31, 2015
			Rmb	Rmb	US$
			(in millions)	(in millions)	(in millions)
TCL	10,122,667	(1)	22.9	12.0	1.8

(1)

On April 1, 2015, TCL proposed to undertake a share consolidation exercise to consolidate every 20 ordinary shares in the capital of TCL into 1 ordinary share. The share consolidation exercise was completed on May 11, 2015. Upon completion of the share consolidation exercise, the Company held 10,122,667 ordinary shares of TCL as compared to 202,453,352 shares of TCL prior the share consolidation exercise. As of December 31, 2015, the Company’s shareholding interests in TCL remained at 7.7%.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2015.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	Audit fees		Audit- related fees	Tax fees	Others		Total
	Rmb		Rmb	Rmb	Rmb		Rmb
	(in thousands)
2014	2,936	(1)	—	—	445	(3)	3,381
2015	3,067	(2)	—	—	168	(3)	3,235

(1)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2014. The remaining audit fees of Rmb 6.0 million were billed in 2015.

(2)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2015. The remaining audit fees of Rmb 6.3 million had not been billed as of December 31, 2015.

(3)

Represents professional service charges billed to the Company (excluding HLGE) by its independent registered public accounting firm for relevant year for conflict minerals reporting and anti-corruption and anti-bribery training activities.

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

12.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

12.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

13.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

13.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

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

Date: April 15, 2016

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

12.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

12.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

13.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

13.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

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
December 31, 2015

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2015

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, China Yuchai International Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2015

The Board of Directors and Shareholders of China Yuchai International Limited (cont’d)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015 of China Yuchai International Limited and our report dated April 15, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Singapore

April 15, 2016

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2015

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 15, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Singapore

April 15, 2016

China Yuchai International Limited

Consolidated Statement of Profit or Loss

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2013	31.12.2014	31.12.2015	31.12.2015
		Rmb’000	Rmb’000	Rmb’000	US$’000

Sales of goods	7	15,809,894	16,355,854	13,639,013	2,083,819
Rendering of services	7	92,461	80,288	94,424	14,427

Revenue	7	15,902,355	16,436,142	13,733,437	2,098,246
Cost of sales (goods)	8.1	(12,577,458)	(13,104,609)	(10,893,562)	(1,664,359)
Cost of sales (services)	8.1	(59,993)	(40,543)	(49,303)	(7,533)

Gross profit		3,264,904	3,290,990	2,790,572	426,354
Other operating income	8.2(a)	179,887	121,901	106,931	16,337
Other operating expenses	8.2(b)	(23,535)	(27,009)	(87,594)	(13,383)
Research and development costs	8.1, 8.3	(468,612)	(494,594)	(506,955)	(77,454)
Selling, distribution and administrative costs	8.1	(1,550,228)	(1,598,670)	(1,497,774)	(228,836)

Operating profit		1,402,416	1,292,618	805,180	123,018
Finance costs	8.4	(161,211)	(156,670)	(116,351)	(17,776)
Share of profit of associates	5	159	956	245	37
Share of losses of joint ventures	6	(79,245)	(30,711)	(2,936)	(448)
Gains arising from acquisitions	4	—	95,192	—	—

Profit before tax		1,162,119	1,201,385	686,138	104,831
Income tax expense	9	(222,147)	(179,639)	(176,818)	(27,015)

Profit for the year		939,972	1,021,746	509,320	77,816

Attributable to:
Equity holders of the parent		700,423	730,280	341,108	52,116
Non-controlling interests		239,549	291,466	168,212	25,700

		939,972	1,021,746	509,320	77,816

Earnings per share	10
Basic and diluted, profit for the year attributable to ordinary equity holders of the parent		18.79	19.36	8.81	1.35

Weighted average number of shares:
- Basic and diluted		37,267,673	37,720,248	38,712,282	38,712,282

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit for the year	939,972	1,021,746	509,320	77,816

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	(3,728)	11,937	31,533	4,818
Transfer of reserve on initial equity interest in a joint venture on acquisition	—	(469)	—	—
Realization of foreign currency translation reserves upon disposal of assets classified as held for sale	10,770	—	—	—
Realization of foreign currency translation reserves upon liquidation of foreign operation	—	—	144	22

Net other comprehensive income to be reclassified to profit or loss in subsequent periods, representing other comprehensive income for the year, net of tax	7,042	11,468	31,677	4,840

Total comprehensive income for the year, net of tax	947,014	1,033,214	540,997	82,656

Attributable to:
Equity holders of the parent	697,466	741,244	375,646	57,393
Non-controlling interests	249,548	291,970	165,351	25,263

	947,014	1,033,214	540,997	82,656

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2014	31.12.2015	31.12.2015
		Rmb’000	Rmb’000	US$’000

ASSETS

Non-current assets
Property, plant and equipment	11	4,460,842	4,329,544	661,484
Investment property	12	—	7,437	1,136
Prepaid operating leases	13	424,591	392,455	59,961
Goodwill	14	212,636	212,636	32,487
Intangible assets	15	108,526	81,826	12,502
Investment in associates	5	3,175	3,379	516
Investment in joint ventures	6	272,216	266,784	40,760
Deferred tax assets	9	388,282	341,728	52,211
Long-term bank deposits	22	—	60,000	9,167
Other receivables	21	1,261	1,519	232

		5,871,529	5,697,308	870,456

Current assets
Inventories	18	1,921,180	1,711,330	261,463
Trade and bills receivables	20	8,113,094	7,178,513	1,096,760
Prepayments		43,971	35,532	5,429
Other receivables	21	244,740	348,151	53,192
Prepaid operating leases	13	13,498	12,546	1,917
Other current assets	19	56,290	50,099	7,654
Cash and cash equivalents	22	2,291,345	3,474,364	530,827
Short-term bank deposits	22	193,440	7,195	1,099
Restricted cash	22	24,249	300,564	45,921

		12,901,807	13,118,294	2,004,262

Total assets		18,773,336	18,815,602	2,874,718

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2014	31.12.2015	31.12.2015
		Rmb’000	Rmb’000	US$’000

EQUITY AND LIABILITIES

Equity
Issued capital	23	1,840,227	1,955,720	298,802
Preference shares	23	21	21	3
Statutory reserves	25	302,780	298,221	45,564
Capital reserves		2,932	30,954	4,729
Retained earnings		4,924,767	5,012,934	765,895
Other components of equity		(82,295)	(58,233)	(8,897)

Equity attributable to equity holders of the parent		6,988,432	7,239,617	1,106,096
Non-controlling interests		2,163,382	2,190,452	334,665

Total equity		9,151,814	9,430,069	1,440,761

Non-current liabilities
Interest-bearing loans and borrowings	16(b)	1,077,716	56,509	8,634
Other liabilities	16(a)	128	55	8
Deferred tax liabilities	9	134,224	127,419	19,468
Deferred grants	17	313,004	334,328	51,080
Other payables	27	120,588	115,341	17,622

		1,645,660	633,652	96,812

Current liabilities
Trade and other payables	27	6,426,708	6,076,849	928,443
Interest-bearing loans and borrowings	16(b)	1,209,001	2,399,195	366,558
Other liabilities	16(a)	92	59	9
Provision for taxation		41,509	42,201	6,448
Provision for product warranty	28	298,552	233,577	35,687

		7,975,862	8,751,881	1,337,145

Total liabilities		9,621,522	9,385,533	1,433,957

Total equity and liabilities		18,773,336	18,815,602	2,874,718

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital	Preference shares	Statutory reserves	Capital reserves	Retained earnings	Reserves of assets classified as held for sale	Foreign currency translation reserve	Performance shares reserve	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2013	1,724,196	21	298,710	2,932	3,980,632	(13,784)	(89,618)	(85)	(166)	(925)	5,901,913	1,869,954	7,771,867

Profit for the year	—	—	—	—	700,423	—	—	—	—	—	700,423	239,549	939,972
Other comprehensive income/(loss)	—	—	—	—	—	13,784	(16,741)	—	—	—	(2,957)	9,999	7,042

Total comprehensive income for the year	—	—	—	—	700,423	13,784	(16,741)	—	—	—	697,466	249,548	947,014
Transfer to statutory reserves	—	—	2,272	—	(2,272)	—	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(72,744)	(72,744)
Dividends declared and paid (US$0.90 per share)	—	—	—	—	(207,708)	—	—	—	—	—	(207,708)	—	(207,708)
Liquidation of a subsidiary	—	—	(264)	—	—	—	—	—	—	—	(264)	—	(264)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	166	—	166	(4,166)	(4,000)

At December 31, 2013	1,724,196	21	300,718	2,932	4,471,075	—	(106,359)	(85)	—	(925)	6,391,573	2,042,592	8,434,165

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 23)	Preference shares (Note 23)	Statutory reserves (Note 25)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 23)	Performance shares reserve (Note 23)	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2014	1,724,196	21	300,718	2,932	4,471,075	(106,359)	(85)	—	(925)	6,391,573	2,042,592	8,434,165

Profit for the year	—	—	—	—	730,280	—	—	—	—	730,280	291,466	1,021,746
Other comprehensive income	—	—	—	—	—	10,964	—	—	—	10,964	504	11,468

Total comprehensive income for the year	—	—	—	—	730,280	10,964	—	—	—	741,244	291,970	1,033,214
Shares issued during the year (Note 23)	116,031	—	—	—	—	—	—	—	—	116,031	—	116,031
Transfer to statutory reserves	—	—	2,064	—	(2,064)	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(162,331)	(162,331)
Dividends declared and paid (US$1.20 per share) (Note 24)	—	—	—	—	(274,524)	—	—	—	—	(274,524)	—	(274,524)
Cost of share-based compensation	—	—	—	—	—	—	5,348	—	—	5,348	—	5,348
Liquidation of a subsidiary	—	—	(2)	—	—	—	—	—	—	(2)	—	(2)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	8,762	—	8,762	(8,849)	(87)

At December 31, 2014	1,840,227	21	302,780	2,932	4,924,767	(95,395)	5,263	8,762	(925)	6,988,432	2,163,382	9,151,814

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 23)	Preference shares (Note 23)	Statutory reserves (Note 25)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 23)	Performance shares reserve (Note 23)	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At January 1, 2015	1,840,227	21	302,780	2,932	4,924,767	(95,395)	5,263	8,762	(925)	6,988,432	2,163,382	9,151,814

Profit for the year	—	—	—	—	341,108	—	—	—	—	341,108	168,212	509,320
Other comprehensive income	—	—	—	—	—	34,538	—	—	—	34,538	(2,861)	31,677

Total comprehensive income for the year	—	—	—	—	341,108	34,538	—	—	—	375,646	165,351	540,997
Shares issued during the year (Note 23)	115,493	—	—	—	—	—	—	—	—	115,493	—	115,493
Transfer to statutory reserves	—	—	1,332	—	(1,332)	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(108,511)	(108,511)
Dividends declared and paid (US$1.10 per share) (Note 24)	—	—	—	—	(257,500)	—	—	—	—	(257,500)	—	(257,500)
Cost of share-based compensation	—	—	—	—	—	—	10,275	—	—	10,275	—	10,275
Disposal of a subsidiary	—	—	(5,891)	—	5,891	—	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	28,022	—	—	—	(8,762)	(11,989)	7,271	(29,770)	(22,499)

At December 31, 2015	1,955,720	21	298,221	30,954	5,012,934	(60,857)	15,538	—	(12,914)	7,239,617	2,190,452	9,430,069

US$’000	298,802	3	45,564	4,729	765,895	(9,298)	2,374	—	(1,973)	1,106,096	334,665	1,440,761

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000

Operating activities

Profit before tax	1,162,119	1,201,385	686,138	104,831
Adjustments to reconcile profit before tax to net cash flows:
(Written back)/Impairment of doubtful debts (net)	(11,775)	(1,595)	32,938	5,032
Inventories written down	7,061	21,297	59,339	9,066
Reversal of write-down of inventories	(27,665)	(24,694)	(24,079)	(3,679)
Depreciation of property, plant and equipment	377,110	418,675	456,002	69,670
Amortization of prepaid operating leases	11,829	12,581	13,433	2,052
Dividend income from held for trading investment	(1,009)	(989)	—	—
Impairment of property, plant and equipment	9,163	10,433	2,873	439
Write-off of property, plant and equipment	—	15	4,931	753
Impairment of intangible asset	—	60,000	26,700	4,079
Share of net loss of associates and joint ventures	79,086	29,755	2,691	411
Exchange loss	16,736	13,044	45,354	6,929
Fair value (gain)/loss on foreign exchange forward contract	(12,198)	2,731	(15,506)	(2,369)
Loss on disposal of property, plant and equipment	3,427	5,984	14,874	2,273
Gain on disposal of prepaid operating leases	(11,437)	(194)	(2,511)	(384)
Loss on disposal of subsidiary	363	—	13,647	2,085
Gain on liquidation of joint venture	—	—	(348)	(53)
Gain on disposal of held for trading investment	(3,484)	—	—	—
Gain on disposal of assets classified as held for sale	(7,292)	—	—	—
Finance costs	161,211	156,670	116,351	17,776
Interest income	(78,939)	(45,824)	(41,314)	(6,312)
Fair value loss on held for trading investment	2,866	5,250	10,871	1,661
Cost of share-based payments	—	5,360	10,275	1,570
Gains arising from acquisitions	—	(95,192)	—	—
Write off of trade and other payables	—	(42,437)	(9)	(1)
Loss on dilution of equity interest in joint venture	—	—	2,848	435
Written back of impairment loss on development properties	—	—	(2,976)	(455)

Total adjustments	1,677,172	1,732,255	1,412,522	215,809

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000

Changes in working capital
(Increase)/decrease in inventories	(302,693)	433,630	168,176	25,695
(Increase)/decrease in trade and other receivables	(1,322,998)	(85,712)	732,413	111,901
Increase/(decrease) in trade and other payables	790,171	(1,140,069)	(495,825)	(75,753)
(Increase)/decrease in balances with related parties	(90,891)	(137,956)	5,206	795
Decrease/(increase) in development properties	8,923	828	—	—

Cash flows from operating activities	759,684	802,976	1,822,492	278,447
Income taxes paid	(170,042)	(267,290)	(135,774)	(20,744)

Net cash flows from operating activities	589,642	535,686	1,686,718	257,703

Investing activities
Acquisition of subsidiaries	—	(16,690)	—	—
Additional investment in subsidiaries	—	(87)	(22,499)	(3,437)
Acquisition/additional investment in associates and joint ventures	(19,720)	(462)	(2,591)	(396)
Dividend received from held for trading investment	1,009	989	—	—
Dividends received from joint ventures	1,054	258	1,190	182
Interest received	70,608	50,081	46,402	7,090
Net cash inflow on liquidation of a joint venture	—	—	1,763	269
Proceeds from disposal of held for trading investment	21,341	—	—	—
Payment for prepaid operating leases	(58,941)	(8,300)	—	—
Proceeds from disposal of prepaid operating leases	19,792	2,518	4,505	688
Additions of intangible asset	(4,640)	(21,515)	—	—
Proceeds from disposal of property, plant and equipment	15,169	16,113	6,602	1,009
Purchase of property, plant and equipment	(441,434)	(660,930)	(397,817)	(60,781)
Proceeds from disposal of subsidiary, net of cash disposed	9,504	—	170,703	26,081
Proceeds from disposal of assets classified as held for sale	84,497	—	—	—
Proceeds from government grants	43,694	14,562	39,558	6,044
Placement of fixed deposits with banks	(319,619)	(97,069)	(66,901)	(10,221)
Withdrawal of fixed deposits from banks	24,095	197,513	193,589	29,577

Net cash flows used in investing activities	(553,591)	(523,019)	(25,496)	(3,895)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(Rmb and US$ amounts expressed in thousands, except per share data)

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000

Financing activities
Dividends paid to non-controlling interests	(72,744)	(156,908)	(94,899)	(14,499)
Dividends paid to equity holders of the parent	(207,708)	(158,493)	(142,007)	(21,697)
Interest paid and discounting on bills receivable	(159,497)	(153,617)	(108,279)	(16,543)
Payment of finance lease liabilities	(25)	(71)	(85)	(13)
Proceeds from borrowings	2,895,844	1,924,613	2,534,384	387,212
Repayment of borrowings	(3,078,286)	(1,939,054)	(2,772,862)	(423,648)
Proceeds from issue of bonds	—	—	398,777	60,927
Placement of fixed deposits pledged with banks for banking facilities	(167,329)	—	(300,564)	(45,921)
Withdrawal of fixed deposits pledged with banks for banking facilities	240,566	168,781	—	—
Acquisition of non-controlling interests	(4,000)	—	—	—

Net cash flows used in financing activities	(553,179)	(314,749)	(485,535)	(74,182)

Net (decrease)/increase in cash and cash equivalents	(517,128)	(302,082)	1,175,687	179,626
Cash and cash equivalents at January 1	3,127,602	2,596,536	2,291,345	350,080
Effect of exchange rate changes on balances in foreign currencies	(13,938)	(3,109)	7,332	1,121

Cash and cash equivalents at December 31	2,596,536	2,291,345	3,474,364	530,827

Significant non-cash investing and financing transactions

For the years ended December 31, 2013, 2014 and 2015, certain customers settled their debts with trade bills amounting to Rmb 14,012 million, Rmb 14,117 million and Rmb 12,032 million (US$ 1,838 million) respectively. These outstanding trade bills were classified as bills receivables in the financial statements.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2015 were authorized for issue in accordance with a resolution of the directors on April 15, 2016. China Yuchai International Limited is a limited company incorporated under the laws of Bermuda whose shares are publicly traded. The registered office of the Company is at 2 Clarendon House, Church Street, Hamilton HM11, Bermuda. On March 7, 2008, the Company registered a branch office in Singapore, located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. The principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581.

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

Yuchai established three direct subsidiaries, Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) and Yuchai Express Guarantee Co. Ltd (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion. YEGCL has no more guarantee commitments remaining at the end of 2011. As YEGCL is a non-core business of the Group, on December 27, 2012, Yuchai disposed of its entire shareholdings in YEGCL to one of the subsidiaries of State Holding Company for a consideration of Rmb 85.8 million, and resulted in a loss of Rmb 10.9 million. In October 2015, Yuchai acquired 2.86% of equity interest in YAMC from State Holding Company with a purchase consideration of Rmb 4.2 million. As at December 31, 2015, Yuchai held an equity interest of 71.83% and 100% respectively in YMMC and YAMC. In July 2015, YMMC acquired 40% of equity interest in Yunnan Yuchai Machinery Industry Company Limited (“YMMC Yunnan”) by way of offsetting trade receivables from the third party of Rmb18.3 million. As a result, YMMC Yunnan became a wholly owned subsidiary of YMMC. As at December 31, 2015, YMMC had direct controlling interests in 30 subsidiaries (2014: 30 subsidiaries) which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC.

In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd (“Xiamen Yuchai”). This new subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, Fujian province in the PRC.

In September 2015, Yuchai disposed Xiamen Yuchai to consolidate operations back to Yulin City. See Note 4 for transaction details.

In December 2007, Yuchai purchased a subsidiary, Guangxi Yulin Hotel Company Limited (“Yulin Hotel”).

In August 2012, Yuchai established a wholly-owned subsidiary, Guangxi Yuchai Accessories Manufacturing Company Limited (“GYAMC”). YAMC has gradually shifted the business operations to GYAMC since November 2015.

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

On September 28, 2014, Yuchai transferred its entire 70% shareholding interest in Jining Yuchai to an independent third party (the “Purchaser”) for a consideration of Rmb 1.00 dollar. Geely also transferred its entire 30% shareholding interest in Jining Yuchai. Pursuant to the transfer, Yuchai entered into the following agreements with the Purchaser and Jining Yuchai:

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.2	Investment in Guangxi Yuchai Machinery Company Limited (cont’d)

(a)	Cooperation with Zhejiang Geely Holding Group Co. Ltd. (cont’d)

(ii)	Management Agreement

In 2014, under the management agreement entered into between Yuchai and the purchaser, Yuchai has been appointed by the Purchaser to manage Jining Yuchai in all matters relating to the running of its operations and management of its assets. The term of the agreement is for one year which may be extended upon mutual agreement and the management fee is Rmb 240 per annum. In October 2015 the management agreement has renewed and extended for one more year.

According to the terms of the agreements, Yuchai has an existing arrangement to acquire the 100% shareholding interest in Jining Yuchai. In the event Yuchai exercises this irrevocable option to acquire all shareholding in Jining Yuchai and other rights that currently give the entity access to the returns, Yuchai will potentially obtain 100% shareholding interest of Jining Yuchai. Accordingly, the Group recorded a transaction with non-controlling interest for the deemed acquisition of 30% shareholding interest in Jining Yuchai. The difference of Rmb 36,673 (US$5,603) between the consideration and the carrying value of the additional interest acquired has been recognised as discount on acquisition of non-controlling interests within equity.

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

On December 11, 2009, Yuchai, pursuant to a Joint Venture Agreement entered into with Caterpillar (China) Investment Co., Ltd. (“Caterpillar”), incorporated Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“Yuchai Remanufacturing”) in Suzhou, Jiangsu province to provide remanufacturing services for and relating to Yuchai’s diesel engines and components and certain Caterpillar’s diesel engines and components. The registered capital of Yuchai Remanufacturing is US$200 million. Yuchai holds 51% and Caterpillar holds the remaining 49% in the joint venture. Yuchai and Caterpillar hold joint control in governing the financial and operating policies of the joint venture and Caterpillar has veto rights in relation to certain key decisions despite having only 49% voting rights. As such, Yuchai accounted for Yuchai Remanufacturing as a joint venture.

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

On February 8, 2013, Yuchai, pursuant to a joint venture agreement entered into with Guangxi Skylink Software Technology Co., Ltd. (“Guangxi Skylink”), incorporated Guangxi Yineng IOT Science & Technology Co., Ltd. (“Guangxi Yineng”) in Nanning, Guangxi province, to design, develop, manage and market an Electronic Operations Management Platform. The registered share capital of Guangxi Yineng is Rmb 36 million. Yuchai holds 40% and Guangxi Skylink holds the remaining 60% in the joint venture. Yuchai and Guangxi Skylink hold joint control in governing the financial and operating policies of the joint venture, and share the financial results of Guangxi Yineng based on respective shareholding percentage accordingly.

In July 2015, the Shareholders’ Resolution of Guangxi Yineng approved the further capital injection from Guangxi Skylink. As a result, Yuchai’s equity interest in Guangxi Yineng was diluted from 40% to 20%. Yuchai retains joint control of Guangxi Yineng.

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

On April 1, 2015, TCL proposed to undertake a share consolidation exercise to consolidate every 20 ordinary shares in the capital of TCL into 1 ordinary share. The share consolidation exercise was completed on May 11, 2015. Upon completion of the share consolidation exercise, the Company held 10,122,667 ordinary shares of TCL. As of December 31, 2015, the Company’s shareholding interests in TCL remained at 7.7% (2014: 7.7%).

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

On March 2, 2015, HLGE proposed to undertake a share consolidation exercise to consolidate every 10 ordinary shares in the capital of HLGE into 1 ordinary share. The share consolidation exercise was completed on May 14, 2015. Upon completion of the share consolidation exercise, the Company held 47,107,707 ordinary shares of HLGE.

As of December 31, 2015, the Group’s shareholding interest in HLGE remains at 50.2%.

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (“the Group”) as at December 31, 2015. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in either profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

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

For the US Dollar convenience translation amounts included in the accompanying consolidated financial statements, the Rmb equivalent amounts have been translated into US Dollar at the rate of Rmb 6.5452 = US$1.00, the rate quoted by the People’s Bank of China (“PBOC”) at the close of business on 29 February 2016. No representation is made that the Rmb amounts could have been, or could be, converted into US Dollar at that rate or at any other rate prevailing on February 29, 2016 or any other date.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(e)	Foreign currency translation (cont’d)

Group companies (cont’d)

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

(f)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding discounts, rebates, taxes or duty. The Group has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all the revenue arrangements has pricing latitude and is also exposed to inventory and credit risks.

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

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

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

Non-cash distributions are measured at the fair value of the assets to be distributed with fair value measurement recognized directly in equity

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

(l)	Investment properties

Investment properties are properties owned by the Group that are held to lease to third parties and earn rentals rather than for use in the production or supply of goods or services, or for administrative purposes, or in the ordinary course of business. Investment properties comprise completed investment properties and properties that are being constructed or developed for future use as investment properties.

Investment properties are initially recognised at cost and subsequently carried at cost less accumulated depreciation and impairment losses. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of the investment properties. The estimated useful life is 30 years. Depreciation methods, useful lives and residual values of investment properties are reassessed at each reporting date.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognised in profit or loss in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Research and development costs

Research costs are expensed as incurred. The Group received research and development subsidies of Rmb 15,798 and Rmb 37,301 (US$5,698) for the years ended December 31, 2014 and 2015 respectively.

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. Development costs are amortized over the period of expected future benefit, and are recorded in cost of sales. During the period of development, the asset is tested for impairment annually. As of December 31, 2013, 2014 and 2015, capitalized development expenditures are not amortized because the intangible asset has not been completed and is not available for use or sale.

(n)	Financial instruments – initial recognition and subsequent measurement

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

The Group’s financial assets include cash and bank balances, bank deposits, trade and other receivables, loans and other receivables, quoted financial instruments and derivative financial instruments.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held-to-maturity investments

•	Available-for-sale financial investments

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Financial instruments – initial recognition and subsequent measurement (cont’d)

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

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income in the statement of profit or loss. The losses arising from impairment are recognized in the statement of profit or loss as finance costs. The Group did not have any held-to-maturity investments during the years ended December 31, 2014 and 2015.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Subsequent measurement (cont’d)

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

The Group does not have AFS financial assets in 2014 and 2015.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Financial instruments – initial recognition and subsequent measurement (cont’d)

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

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR.

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

The determination of what is ‘significant’ or ‘prolonged’ requires judgement. In making this judgment, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Financial instruments – initial recognition and subsequent measurement (cont’d)

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

This category generally applies to interest-bearing loans and borrowings. For more information, please refer to Note 16(b).

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Financial instruments – initial recognition and subsequent measurement (cont’d)

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

(r)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(s)	Borrowing costs

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

(t)	Provisions

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

Product warranty

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road applications engines, warranties extend for a duration (generally 12 months to 36 months) or mileage (generally 50,000 kilometers to 300,000 kilometers), whichever is the lower. For other applications engines, warranties extend for a duration of generally 3 to 24 months. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. In previous years, warranty claims have typically not been higher than the relevant provisions made in our consolidated statement of financial position. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

(u)	Pensions and other post-employment benefits

The Group participates in and makes contributions to the national pension schemes as defined by the laws of the countries in which it has operations. The contributions are at a fixed proportion of the basic salary of the staff. Contributions are recognized as compensation expense in the period in which the related services are performed.

(v)	Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(v)	Share-based payments (cont’d)

Equity-settled transactions (cont’d)

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

(w)	Development properties

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

(x)	Related parties

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group and Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Group or Company or of a parent of the Company.

(b)	An entity is related to the Group and the Company if any of the following conditions applies:

(i)	the entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is controlled or jointly controlled by a person identified in (a).

(vi)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(y)	Segment reporting

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

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and revised standards and amendments to IFRS effective as of January 1, 2015:

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014. This amendment is not relevant to the Group, since none of the entities within the Group has defined benefit plans with contributions from employees or third parties.

Annual Improvements 2010-2012 Cycle

With the exception of the improvement relating to IFRS 2 Share-based Payment applied to share-based payment transactions with a grant date on or after July 1, 2014, all other improvements are effective for accounting periods beginning on or after July 1, 2014. The Group has applied these improvements for the first time in these consolidated financial statements. They include:

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

The clarifications are consistent with how the Group has identified any performance and service conditions which are vesting conditions for the options granted under its Equity Incentive Plan.

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). There is no contingent consideration arising from Group’s business combination activities, thus, this amendment did not impact with the Group’s accounting policy.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

Annual Improvements 2012-2012 Cycle (cont’d)

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

•

An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’

•

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities

The Group has not applied the aggregation criteria in IFRS 8.12. The Group has presented the reconciliation of segment assets to total assets in previous periods and continues to disclose the same in Note 31 in this year’s financial statements as the reconciliation is reported to the chief operating decision maker for the purpose of decision making.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortisation is the difference between the gross and carrying amounts of the asset. This amendment did not have any impact to the Group as the Group did not perform any revaluation.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Group as it does not receive any management services from other entities.

Annual Improvements 2011-2013 Cycle

These improvements are effective from July 1, 2014 and the Group has applied these amendments for the first time in these consolidated financial statements. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

The Company is not a joint arrangement, and thus this amendment is not relevant for the Group and its subsidiaries.

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS9 (or IAS 39, as applicable). The Group does not apply the portfolio exception in IFRS 13.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

Annual Improvements 2011-2013 Cycle (cont’d)

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or a business combination. This amendment did not impact the accounting policy of the Group.

2.5	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Group is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate-regulation and the effects of that rate-regulation on its financial statements. IFRS 14 is effective for annual periods beginning on or after January 1, 2016. Since the Group is an existing IFRS preparer, this standard would not apply.

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

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. During 2015, the Group performed preliminary assessment of IFRS 15. This preliminary assessment is based on currently available information and may be subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the Group in the future. The assessment activities involved reviewing key contractual terms with Group’s customers. The assessment is currently ongoing.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•

That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

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

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group as the Group does not have any bearer plants.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on the Group’s consolidated financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRS 16 Leases

IFRS 16 requires lessees to recognize for most leases, a liability to pay rentals with a corresponding asset, and recognize interest expense and depreciation separately. The new standard is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of the new standard and plans to adopt the new standard on the required effective date. The Group expects the adoption of the new standard will result in increase in total assets and total liabilities.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

These amendments are not expected to have any impact on the Group.

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

Cash and cash equivalents

The Group’s cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. To determine whether a fixed deposit meets the definition of cash and cash equivalents, the Group considers factors such as its intention to hold the fixed deposit to meet short-term cash requirements and maturity and terms of such deposit. The carrying amount of cash and cash equivalents as at December 31, 2014 and 2015 are disclosed in Note 22.

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

Consolidation of a structured entity

As discussed in Note 1.2(a) above, on July 1, 2014, pursuant to the Equity Transfer Agreement entered into between Yuchai and an independent third party (the “Purchaser”), Yuchai disposed its equity interest in Jining Yuchai amounting to Rmb 105 million (representing 70% of Jining Yuchai’s total share capital), for a consideration of Rmb 1.00 dollar. Geely also entered into an agreement to dispose their entire stake in Jining Yuchai to the Purchaser on June 18, 2014. In connection with the equity transfer transaction, Yuchai and the Purchaser entered into a Service Management Agreement on October 13, 2014. In accordance with the terms of the Service Management Agreement, the Purchaser appoints Yuchai to direct Jining Yuchai’s operating activities, manage Jining Yuchai’s assets and employees, and the Purchaser, in return, will pay Yuchai Rmb 240 per annum for the management services rendered. On the same day, Yuchai, Yulin Hotel, the Purchaser and Jining Yuchai also entered into a Loan Agreement. In this Loan Agreement, Yuchai and Yulin Hotel agreed to extend a loan facility of Rmb 70 million to Jining for tenure of two years from the date of the agreement, solely for Jining’s daily operation purpose. In addition, Yuchai has the right to appoint the sole director and legal representative of Jining Yuchai.

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

De-recognition of bills receivable

The Group sell bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the transfer of risks and rewards of the bills receivable when discounted, the management believes that the risks and rewards relating to the bills receivable are substantially transferred to the banks. Accordingly, bills receivable are de-recognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 20.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2014 and 2015 are Rmb 388,282 and Rmb 341,728 (US$52,211) respectively.

The Group has unrecognized tax loss carried forward amounting to Rmb 674,810 and Rmb 664,393 (US$101,508) as of December 31, 2014 and 2015 respectively. These losses relate to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Group. The subsidiary has no temporary taxable differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by Rmb 141,639 (US$21,640) for year ended December 31, 2015 (2014: Rmb 143,746).

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next eight to fifteen years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognised by the Group. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 6, Note 14 and Note 15.

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

Useful lives of plant and machinery

The costs of plant and machinery of the Group are depreciated on a straight-line basis over the useful lives of the plant and machinery. Management estimates the useful lives of the plant and machinery to be within 3 to 20 years (Note 2.3(k)). These are common life expectancies applied in the industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of the plant and machinery, therefore future depreciation charges could be revised. The carrying amount of the Group’s plant and machinery as of December 31, 2015 is disclosed in Note 11. A decrease of 5% in the expected useful life of the plant and machinery from management’s estimate would decrease the Group’s profit before tax by approximately Rmb 18,209 (US$2,782) (2014: Rmb 17,040).

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

Allowance for doubtful accounts

The Group makes allowances for doubtful debts based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of allowance for doubtful accounts as of December 31, 2014 and 2015 were Rmb 23,968 and Rmb 55,950 (US$8,548) respectively.

Inventory provision

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of inventory provision as at December 31, 2014 and 2015 were Rmb 108,353 and Rmb 132,306 (US$20,214) respectively.

Provision for product warranty

The Group recognizes a provision for product warranty in accordance with the accounting policy stated on Note 2.3(t). The Group has made assumptions in relation to historical warranty cost per unit of engines sold. The carrying amounts of the provision of product warranty as at December 31, 2014 and 2015 were Rmb 298,552 and Rmb 233,577 (US$35,687) respectively.

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

Development costs

The Group capitalizes development costs in accordance with the accounting policy. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. At December 31, 2015, the carrying amount of capitalized development costs was Rmb 81,826 (US$12,502) (2014: Rmb 108,526).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Withholding tax

The China’s Unified Enterprise Income Tax Law (“CIT law”) also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. The carrying amounts of withholding tax provision as of December 31, 2014 and 2015 are Rmb 133,788 and Rmb 113,805 (US$17,388) respectively.

The Company estimated the withholding tax by taking into consideration the dividend payment history of Yuchai and the operating cash flow needs of the Company.

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2014	31.12.2015
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4

Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (i)	People’s Republic of China	74.2	76.4

Guangxi Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	76.4	76.4

Guangxi Yuchai Machinery Monopoly Development Co., Ltd	People’s Republic of China	54.9	54.9

Xiamen Yuchai Diesel Engines Co., Ltd (ii)	People’s Republic of China	76.4	—

Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4

Jining Yuchai Engine Company Limited (iii)	People’s Republic of China	—	—

Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (iv)	People’s Republic of China	76.4	76.4

HL Global Enterprises Limited	Singapore	50.2	50.2

Note:

(i)	On October 31, 2015, Yuchai acquired the remaining 2.86% of equity interest in YAMC. As a result, YAMC became a wholly owned subsidiary of Yuchai.
(ii)	On September 21, 2015, Yuchai disposed its 100% equity interest in Xiamen Yuchai Diesel Engines Co., Ltd.
(iii)

On September 28, 2014, Yuchai disposed its 70% equity interest in Jining Yuchai. Subsequently, through contractual arrangements, Yuchai obtained 100% control in Jining Yuchai. For details, please refer to Note 1.2(a).

(iv)

On September 4, 2014, Yuchai acquired the remaining 49% of equity interest in Yuchai Remanufacturing. Upon the completion of the equity transfer transaction, Yuchai became the legal and beneficial owner of 100% equity interest in Yuchai Remanufacturing. For details, please refer to Note 1.2(b).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

The Group has the following subsidiaries that have non-controlling interests (“NCI”) that are material to the Group.

	31.12.2013	31.12.2014	31.12.2015
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%
YMMC	28.2%	28.2%	28.2%

	31.12.2013 Rmb’000	31.12.2014 Rmb’000	31.12.2015 Rmb’000	31.12.2015 US$’000
Accumulated balances of material NCI
Yuchai		1,931,591	1,965,207	300,252
YMMC		120,567	153,865	23,508

Profit allocated to material NCI
Yuchai	237,658	248,789	129,088	19,723
YMMC	28,958	31,984	36,349	5,554

Dividends paid to material NCI
Yuchai	72,526	105,991	100,412	15,341
YMMC	218	56,340	—	1,237

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

	31.12.2013
	Yuchai Rmb’000	YMMC Rmb’000
Summarized statement of comprehensive income
Revenue	15,870,380	1,546,612

Profit for the year representing total comprehensive income	1,007,454	102,797

Attributable to NCI	237,658	28,958

Summarized statement of cash flows
Operating	621,561	(13,376)
Investing	(555,722)	(211,219)
Financing	(583,757)	(4,218)

Net decrease in cash and cash equivalents	(517,918)	(228,813)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

	31.12.2014
	Yuchai	YMMC
	Rmb’000	Rmb’000
Summarized statement of financial position
Current assets	12,413,177	968,082
Non-current assets, excluding goodwill	5,343,418	181,716
Goodwill	212,636	—
Current liabilities	(7,938,152)	(693,904)
Non-current liabilities	(1,449,541)	(3,280)

Net assets	8,581,538	452,614
Less: Non-controlling interests of the subsidiaries	(180,724)	(24,616)

Total equity	8,400,814	427,998

Attributable to NCI	1,931,591	120,567

Summarized statement of comprehensive income
Revenue	16,387,356	1,576,578

Profit for the year representing total comprehensive income	1,054,637	113,541

Attributable to NCI	248,789	31,984

Summarized statement of cash flows
Operating	600,451	133,580
Investing	(603,771)	(55,697)
Financing	(480,896)	(100,000)

Net decrease in cash and cash equivalents	(484,216)	(22,117)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

	31.12.2015
	Yuchai		YMMC
	Rmb’000	US$’000	Rmb’000	US$’000
Summarized statement of financial position
Current assets	12,510,033	1,911,329	1,115,393	170,414
Non-current assets, excluding goodwill	5,174,416	790,567	245,204	37,464
Goodwill	212,636	32,487	—	—
Current liabilities	(8,717,191)	(1,331,845)	(802,877)	(122,667)
Non-current liabilities	(466,478)	(71,270)	(771)	(118)

Net assets	8,713,416	1,331,268	556,949	85,093
Less: Non-controlling interests of the subsidiaries	(170,103)	(25,989)	(10,746)	(1,642)

Total equity	8,543,313	1,305,279	546,203	83,451

Attributable to NCI	1,965,207	300,252	153,865	23,508

Summarized statement of comprehensive income
Revenue	13,671,931	2,088,848	1,577,227	240,975

Profit for the year representing total comprehensive income	547,216	83,606	129,033	19,714

Attributable to NCI	129,088	19,723	36,349	5,554

Summarized statement of cash flows
Operating	1,742,989	266,301	81,386	12,434
Investing	(33,515)	(5,121)	(57,777)	(8,827)
Financing	(659,691)	(100,790)	—	—

Net decrease in cash or cash equivalents	1,049,783	160,390	23,609	3,607

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

The fair value of the identifiable assets and liabilities at the acquisition dates were:

	AHSB	Yuchai Remanufacturing	Total
	Rmb’000	Rmb’000	Rmb’000
Assets
Property, plant and equipment	106,738	92,923	199,661
Prepaid operating lease	—	28,609	28,609
Inventories	416	16,958	17,374
Trade and other receivables	2,485	11,999	14,484
Cash and cash equivalents	10,993	3,794	14,787

	120,632	154,283	274,915

Liabilities
Trade and other payables	(23,852)	(19,179)	(43,031)
Interest-bearing loans and borrowings	(40,841)	(53,812)	(94,653)
Deferred grant	—	(6,300)	(6,300)
Other liabilities	(253)	—	(253)
Preference shares	(9,068)	—	(9,068)

	(74,014)	(79,291)	(153,305)

Total identifiable net assets at fair value	46,618	74,992	121,610
Less: Fair value of equity interest in subsidiaries held by the Group immediately before the acquisitions	(21,266)	(38,247)	(59,513)

	25,352	36,745	62,097
Less: Consideration transferred excluding preference shares
Cash consideration	31,477	*	31,477
Less: Preference shares	(9,068)	—	(9,068)

	22,409	—	22,409

Negative goodwill recognized in the statement of profit or loss	2,943	36,745	39,688

*	Cash consideration is immaterial.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Acquisition of subsidiaries (cont’d)

Trade and other receivables acquired

The carrying amounts of the acquired receivables reasonably approximate their fair value. At the acquisition date, it is expected that the full contractual amount of the trade and other receivables, expect for Rmb 312 (Note 20) of allowance for doubtful accounts that has already been provided, can be collected.

The effect of the acquisitions of subsidiaries on cash flows is as follows:

	AHSB	Yuchai Remanufacturing	Total
	Rmb’000	Rmb’000	Rmb’000
Consideration settled in cash	31,477	—	31,477
Less: Cash and cash equivalents of subsidiaries acquired	(10,993)	(3,794)	(14,787)

Net cash outflow / (inflow) on acquisitions	20,484	(3,794)	16,690

Gains on re-measuring previously held equity interests in subsidiaries to fair value at acquisition dates are as follows:

	AHSB	Yuchai Remanufacturing	Total
	Rmb’000	Rmb’000	Rmb’000
Fair value of initial equity interest	21,266	38,247	59,513

Share of carrying amount	(3,423)	(10,143)	(13,566)
Transfer of reserves on initial equity interest in joint venture on acquisition	469	—	469

Share of carrying amount immediately before acquisitions	(2,954)	(10,143)	(13,097)

Fair value gain on initial equity interest	18,312	28,104	46,416

Gain on deemed settlement of pre-existing contractual relationship

A gain of Rmb 9,088 related to deemed settlement of pre-existing contractual relationship was recognized in the “Gains arising from acquisitions” in the Group’s statement of profit or loss for the year ended December 31, 2014.

Gains arising from acquisition of subsidiaries are summarized as follows:

	AHSB	Yuchai Remanufacturing	Total
	Rmb’000	Rmb’000	Rmb’000
Negative goodwill	2,943	36,745	39,688
Fair value gain on existing interests	18,312	28,104	46,416
Gain on de-recognition of liabilities	9,088	—	9,088

Gains arising from acquisitions	30,343	64,849	95,192

The gains arising from acquisition relating to AHSB of Rmb 30,343 arose from the acquisition of the remaining 55% stake from Amcorp Leisure Holdings. The consideration was arrived at on a willing-buyer and willing-seller basis taking into considerations of the valuations commissioned by the seller and buyer, respectively. The Group believes that it is part of the business rationalization plan of the seller to reduce its involvement in Cameron Highlands, Malaysia as a new hotel is being built at Cameron Highlands.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Acquisition of subsidiaries (cont’d)

The gains arising from acquisition relating to Yuchai Remanufacturing of Rmb 64,849 arose from acquisition of the remaining 49% stake from Caterpillar (China) Investment Co. Ltd. The consideration was arrived at on a willing-buyer and willing-seller basis. The Group believes that it is part of the business rationalization plan of the seller to reduce its joint venture activities in the PRC.

Impact of the acquisition on profit or loss

From the acquisition date, AHSB has contributed Rmb 21,247 of revenue and gain of Rmb 4,181 to profit before tax of the Group. If the combination had taken place at the beginning of the year, revenue would have been Rmb 16,455,581 and profit before tax for the Group would have been Rmb 1,202,984.

From the acquisition date, Yuchai Remanufacturing has contributed Rmb 12,069 of revenue and loss of Rmb 14,305 to profit before tax of the Group. If the combination had taken place at the beginning of the year, revenue would have been Rmb 16,461,480 and profit before tax for the Group would have been Rmb 1,189,468.

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

Disposal of a subsidiary

On September 21, 2015, the Group disposed of one of its wholly-owned subsidiaries, Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Yuchai”) and the disposal consideration was settled in cash.

The value of assets and liabilities of the disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

	31.12.2015	31.12.2015
	Rmb’000	US$’000
Property, plant and equipment (Note 11)	66,597	10,175
Land use rights (Note 13)	17,661	2,698
Inventories	6,354	971
Trade receivables	110,681	16,911
Other receivables, deposits and prepayments	970	148
Deferred taxation	244	37
Cash and bank balances	18,797	2,872

	221,304	33,812
Payables and accruals	(17,161)	(2,622)
Provision for taxation	(996)	(152)

Carrying value of net assets	203,147	31,038

Loss on disposal of a subsidiary (Note 8.2(b))	(13,647)	(2,085)

Total consideration	189,500	28,953
Cash and cash equivalents of the subsidiary	(18,797)	(2,872)

Net cash inflow on disposal of the subsidiary	170,703	26,081

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates

Movement in the Group’s share of the associates’ post acquisition retained earnings is as follows:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000
Unquoted equity shares, at cost	4,642	4,642	709
Share of post-acquisition reserves
At January 1	(2,412)	(1,467)	(224)
Share of results, net of tax	956	245	37
Share of foreign currency translation	(11)	(41)	(6)

At December 31	(1,467)	(1,263)	(193)

Investment in associates	3,175	3,379	516

Details of the associates are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2014	31.12.2015
			%	%
Held by subsidiaries
Sinjori Sdn. Bhd. (i)	Property investment and development	Malaysia	14.0	14.0
Guangxi Yuchai Quan Xing Machinery Co., Ltd. (“Quan Xing”) (ii)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	People’s Republic of China	14.8	15.3
Guangxi Yulin Yuchai Property Management Co., Ltd. (“Property Management”) (iii)	Property management	People’s Republic of China	22.3	22.9

Note:

(i)	The Group has significant influence in this entity through HLGE who holds effective equity interests of 28% interest in this entity.
(ii)	The Group has significant influence in this entity through YAMC who holds direct equity interests of 20% interest in this entity.
(iii)	The Group has significant influence in this entity through YAMC who holds direct equity interests of 30% interest in this entity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

The summarized financial information of the associates, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2013
	Quan Xing	Total
	Rmb’000	Rmb’000
Revenue	74,029	74,029

Profit for the year representing total comprehensive income	751	751

Proportion of the Group’s ownership	20%

Group’s share of profit of significant associates	150	150

Group’s share of loss of other associates, representing the Group’s share of total comprehensive loss of other associates		9

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year		159

	31.12.2014
	Quan Xing	Property Management	Total
	Rmb’000	Rmb’000	Rmb’000
Current assets	30,487	8,528	39,015
Non-current assets	220	1,215	1,435
Current liabilities	(23,537)	(5,051)	(28,588)

Equity	7,170	4,692	11,862

Proportion of the Group’s ownership	20%	30%

Carrying amount of significant associate	1,434	1,408	2,842

Carrying amount of other associates			333

Carrying amount of investment in associates			3,175

Revenue	63,113	35,976	99,089

Profit for the year, representing total comprehensive income	442	2,908	3,350

Group’s share of profit of significant associate	88	872	960

Group’s share of profit of other associates, representing the Group’s share of total comprehensive income of other associates			(4)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			956

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

	31.12.2015
	Quan Xing	Property Management	Total	Total
	Rmb’000	Rmb’000	Rmb’000	US$’000
Current assets	30,219	12,635	42,854	6,547
Non-current assets	294	1,648	1,942	297
Current liabilities	(22,973)	(9,003)	(31,976)	(4,885)

Equity	7,540	5,280	12,820	1,959

Proportion of the Group’s ownership	20%	30%

Carrying amount of significant associates	1,508	1,584	3,092	472

Carrying amount of other associates			287	44

Carrying amount of investment in associates			3,379	516

Revenue	55,305	34,581	89,886	13,733

Profit for the year, representing total comprehensive income	368	587	955	146

Group’s share of profit of significant associates	74	176	250	38

Group’s share of profit of other associates, representing the Group’s share of total comprehensive income of other associates			(5)	(1)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			245	37

6.	Investment in joint ventures

Movement in the Group’s share of the joint ventures’ post-acquisition retained earnings is as follows:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000
Unquoted equity shares, at cost
At January 1	554,664	451,758	69,021
Addition	462	2,591	396
Acquisition as subsidiaries	(103,368)	—	—
Dissolved	—	(1,552)	(237)

At December 31	451,758	452,797	69,180

Share of post-acquisition reserves and impairment losses
At January 1	(239,542)	(179,542)	(27,431)
Share of results, net of tax (i)	(30,711)	(2,936)	(448)
Dividend received	(258)	(1,190)	(182)
Others	912	698	106
Translation adjustment	(214)	(195)	(30)
Acquisition as subsidiaries	90,271	—	—
Losses in dilution in shareholding interest	—	(2,848)	(435)

At December 31	(179,542)	(186,013)	(28,420)

Carrying amount of the investment	272,216	266,784	40,760

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

Note:

(i)	Share of results, net of tax is composed of:

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000
Share of joint venture losses	(44,138)	(27,907)	(22,064)	(3,371)
Impairment of investment in joint ventures	(32,303)	—	21,932	3,351
Fair value adjustments arising from purchase price allocation	(2,804)	(2,804)	(2,804)	(428)

Share of results, net of tax	(79,245)	(30,711)	(2,936)	(448)

The Group has interests in the following joint ventures:

Name of company	Principal activities	Place of incorporation/ business	Percentage of interest held
			31.12.2014	31.12.2015
			%	%
Held by subsidiaries
Copthorne Hotel Qingdao Co., Ltd. (“Copthorne Qingdao”)	Owns and operates a hotel in Qingdao, PRC	People’s Republic of China	60	60

Shanghai Equatorial Hotel Management Co., Ltd. (“SEHM”) (i)	Hotel and property management	People’s Republic of China	49	—

HL Heritage Sdn. Bhd. (“HL Heritage”) (ii)	Property development and property investment holdings	Malaysia	60	60

Shanghai Hengshan Equatorial Hotel Management Co., Ltd. (“SHEHM”) (iii)	Hotel and property management	People’s Republic of China	49	49

Y & C Engine Co., Ltd.	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services	People’s Republic of China	45	45

Guangxi Yineng IOT Science & Technology Co., Ltd. (“Guangxi Yineng”) (iv)	Design, development, management and marketing of an electronic operations management platform	People’s Republic of China	40	20

YC Europe Co., Limited. (“YC Europe”) (v)	Sales and after-sales service for diesel engines, gas engines and related components and parts	Hong Kong	—	35

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

Note:

(i)	On May 8, 2015, SEHM was dissolved under members’ voluntary liquidation.
(ii)

HL Heritage was incorporated on June 12, 2013 with an initial capital of RM2.00. In 2014, HLGE increased its interest in HL Heritage to 60% pursuant to the joint venture agreement entered into with Heritage Hallmark Sdn Bhd (“Heritage Hallmark”) on November 2, 2012. HLGE together with Heritage Hallmark have joint control over HL Heritage.

(iii)

SHEHM was incorporated on January 10, 2014 in the PRC with a registered capital of Rmb 3.5 million. SHEHM is a joint venture company with 49% shareholding interest held by Equatorial Hotel Management Pte. Ltd. (“EHM”), a wholly-owned subsidiary of HLGE, and the remaining 51% shareholding interest held by Shanghai Hengshan (Group) Corporation (China) (“Shanghai Hengshan”). EHM together with Shanghai Hengshan have joint control over SHEHM.

In 2015, both EHM and Shanghai Hengshan invested an additional share capital of Rmb 1.4 million into SHEHM. The equity interests of both parties remain unchanged.

(iv)

In July 2015, Shareholders’ Resolution of Guangxi Yineng approved the further capital injection from the other joint venture partner. As a result, Yuchai’s equity interest in Guangxi Yineng was diluted from 40% to 20%. Yuchai retains joint control of Guangxi Yineng.

(v)

On April 9, 2015, Yuchai had entered into an agreement to form a new joint venture YC Europe in Hong Kong. YC Europe has a wholly owned subsidiary, YC Europe (Germany) GmbH base in Germany to market off-road engines (excluding marine engine) in Europe. During 2015, Yuchai had invested Rmb 1.2 million into the joint venture.

The Group assess impairment of investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the recoverable amount of investment is below its carrying amount, an impairment charge is recognized. The Group typically perform evaluation of the value of its investment using a discounted cash flows projection. The projection will be performed using historical trends as a reference and certain assumptions to project the future streams of cash flows.

In 2013, the Group performed impairment evaluation of its investments. As a result, the Group recognized impairment losses on investments in Yuchai Remanufacturing Services (Suzhou) Co., Ltd.(“Yuchai Remanufacturing”) amounting to Rmb 10.4 million and Copthorne Qingdao, an investment of HLGE, amounting to Rmb 21.9 million. The impairment in Copthorne Qingdao was made based on third party valuation and the Group considered a discount to the fair value of the joint venture due to restrictive clauses in the joint venture agreement. In 2014, the Group performed impairment evaluation of its investments and no further impairment was required. In the same year, the Group acquired the remaining 49% equity interest in Yuchai Remanufacturing and it became a wholly owned subsidiary of the Group. Purchase price allocation exercise was performed based on third party valuation and the assets and liabilities of Yuchai Remanufacturing were stated based on its fair value on acquisition date. In 2015, the Group performed impairment evaluation of its investments in joint ventures. As a result, the Group reversed the earlier impairment of Rmb 21.9 million for Copthorne Qingdao. The reversal was made because the fair value less cost to sell estimated in the latest independent valuation report is higher than the carrying amount and the management had obtained the consent from its joint venture partner to sell the joint venture. Copthorne Qingdao is identified as part of the HLGE segment (Note 31).

The Group estimates the recoverable amounts of investment in Copthorne Qingdao based on its fair value less cost of disposal. The fair value is determined using recognised valuation technique, which is discounted cash flow method. The calculations require the use of key significant unobservable inputs (fair value level 3), which are occupancy rates, room rates, discount rates and gross margins of operating hotel. With regards to the valuation of the recoverable amount of Copthorne Qingdao, management believes that no reasonably possible changes in any of the key assumptions would cause the carrying value of the joint venture to materially exceed its recoverable amount.

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

The summarized financial information of the joint ventures, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2013
	Y & C	Yuchai Remanufacturing	Copthorne Qingdao	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Revenue	447,124	36,975	67,707	551,806
Depreciation and amortization	(23,813)	(8,143)	(12,341)	(44,297)
Interest expense	(15,626)	(6,301)	(7,473)	(29,400)
Loss for the year, representing total comprehensive loss	(35,829)	(49,890)	(8,829)	(94,548)

Proportion of the Group’s ownership	45%	51%	60%

Group’s share of loss	(16,123)	(25,444)	(5,297)
Impairment loss	—	(10,371)	(21,932)
Depreciation arising from fair value adjustment during purchase price allocation	—	—	(2,804)

Group’s share of loss of significant joint ventures	(16,123)	(35,815)	(30,033)	(81,971)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures				2,726

Group’s share of loss for the year, representing the Group’s share of total comprehensive income for the year				(79,245)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2014
	Y & C	Copthorne Qingdao	Total
	Rmb’000	Rmb’000	Rmb’000
Non-current assets	623,846	328,006	951,852
Current assets
- Cash and cash equivalents	67,105	9,864	76,969
- Others	237,074	2,262	239,336

Total assets	928,025	340,132	1,268,157

Non-current liabilities
- Interest-bearing loans and borrowings	(90,000)	(140,414)	(230,414)
Current liabilities
- Interest-bearing loans and borrowings	(20,000)	(1,576)	(21,576)
- Others	(426,265)	(16,825)	(443,090)

Total liabilities	(536,265)	(158,815)	(695,080)

Equity	391,760	181,317	573,077

Proportion of the Group’s ownership	45%	60%

Group’s share of net assets	176,292	108,790
Cumulative impairment loss	—	(21,932)
Unrealized profit on transactions between the Group and the joint venture	(639)	—

Carrying amount of significant joint ventures	175,653	86,858	262,511

Carrying amount of other joint ventures			9,705

Carrying amount of the investment in joint ventures			272,216

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2014
	Y & C	Yuchai Remanufacturing	Copthorne Qingdao	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Revenue	487,189	25,338	60,547	573,074
Depreciation and amortization	(24,146)	(4,866)	(12,092)	(41,104)
Interest expense	(26,642)	(3,434)	(9,321)	(39,397)
Loss for the year, representing total comprehensive loss	(12,726)	(24,321)	(13,123)	(50,170)

Proportion of the Group’s ownership	45%	51%	60%

Group’s share of loss *	(5,727)	(12,404)	(7,874)
Depreciation arising from fair value adjustment during purchase price allocation	—	—	(2,804)

Group’s share of loss of significant joint ventures	(5,727)	(12,404)	(10,678)	(28,809)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures				(1,902)

Group’s share of loss for the year, representing the Group’s share of total comprehensive income for the year				(30,711)

*	Group’s share of loss includes share of loss in Yuchai Remanufacturing from January 1, 2014 to September 3, 2014.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2015
	Y & C	Copthorne Qingdao	Total	Total
	Rmb’000	Rmb’000	Rmb’000	US$’000
Non-current assets	638,726	312,885	951,611	145,391
Current assets
- Cash and cash equivalents	51,634	9,085	60,719	9,277
- Others	112,340	2,851	115,191	17,599

Total assets	802,700	324,821	1,127,521	172,267

Non-current liabilities
- Interest-bearing loans and borrowings	(40,000)	—	(40,000)	(6,111)
- Others	(19,102)	—	(19,102)	(2,918)
Current liabilities
- Interest-bearing loans and borrowings	(30,000)	(145,181)	(175,181)	(26,765)
- Others	(343,209)	(23,208)	(366,417)	(55,983)

Total liabilities	(432,311)	(168,389)	(600,700)	(91,777)

Equity	370,389	156,432	526,821	80,490

Proportion of the Group’s ownership	45%	60%

Group’s share of net assets	166,675	93,859
Cumulative impairment loss	—	(21,932)
Reversal of cumulative impairment loss	—	21,932
Unrealized profit on transactions between the Group and the joint venture	698	—

Carrying amount of significant joint ventures	167,373	93,859	261,232	39,912

Carrying amount of other joint ventures			5,552	848

Carrying amount of the investment in joint ventures			266,784	40,760

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2015
	Y & C	Copthorne Qingdao	Total	Total
	Rmb’000	Rmb’000	Rmb’000	US$’000
Revenue	356,697	50,971	407,668	62,285
Depreciation and amortization	(23,453)	(12,079)	(35,532)	(5,429)
Interest expense	(19,612)	(8,599)	(28,211)	(4,310)
Loss for the year, representing total comprehensive loss	(19,952)	(20,311)	(40,263)	(6,152)

Proportion of the Group’s ownership	45%	60%

Group’s share of loss	(8,978)	(12,187)
Depreciation arising from fair value adjustment during purchase price allocation	—	(2,804)
Reversal of cumulative impairment loss	—	21,932

Group’s share of loss of significant joint ventures	(8,978)	6,941	(2,037)	(311)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures			(899)	(137)

Group’s share of loss for the year, representing the Group’s share of total comprehensive income for the year			(2,936)	(448)

Note:

As of December 31, 2015, the Group’s share of joint ventures’ capital commitment that are contracted but not paid for and joint ventures’ contingent liabilities were Rmb 37,973 (US$5,802) (2014: Rmb 37,973) and Rmb 112,072 (US$17,123) (2014: Rmb 110,908) respectively.

According to Qingdao Municipal Government’s regulation, all hotels in Qingdao, the People’s Republic of China, are imposed for tourism development levy and hotel augmentation levy which are equivalent to 1% of total revenue and 3% of room revenue respectively. According to releases made by the Qingdao Local Taxation Bureau, the tourism development levy and the hotel augmentation levy were withdrawn effective from January 1, 2009 and September 1, 2010 respectively. As at December 31, 2015, the estimated tourism development levy and hotel augmentation levy payable by the Group’s joint venture in Qingdao were Rmb 3,793 (US$580) (2014: Rmb 3,754) and Rmb 9,197 (US$1,405) (2014: Rmb 9,106) respectively. The joint venture, together with other hotel owners in Qingdao is currently negotiating with the Qingdao Municipal Government to waive such levies. The joint venture is of the view that the authority is unlikely to collect such levies. Hence, the above levies have not been provided in the accounts of the joint venture.

As of December 31, 2015, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totalled Rmb 94,188 (US$14,390) (2014: Rmb 79,327).

As of December 31, 2015, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were Rmb 4,894 (US$748) (2014: Rmb 18,721).

The ability of certain joint ventures of the Group to transfer funds to the Group in the form of cash dividend or to repay advances made by the Group is subject to the approval of the lenders and relevant authorities.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

7.	Revenue

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000
Sale of goods	15,809,894	16,355,854	13,639,013	2,083,819
Rendering of services
Consisting of:
Revenue from hotel and restaurant operations	85,164	78,815	94,053	14,370
Revenue from sale of development properties	6,758	865	—	—
Rental income	539	608	371	57

	92,461	80,288	94,424	14,427

Revenue	15,902,355	16,436,142	13,733,437	2,098,246

8.1	Depreciation and amortization, shipping and handling expenses

Depreciation and amortization of property, plant and equipment and prepaid operating leases are included in the following captions.

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000
Cost of sales	281,718	299,789	319,962	48,885
Research and development expenses	32,757	47,169	58,204	8,893
Selling, general and administrative expenses	74,464	84,298	91,269	13,944

	388,939	431,256	469,435	71,722

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000
Selling, general and administrative expenses	221,103	208,439	172,865	26,411

8.2	(a) Other operating income

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest income	78,939	45,824	41,314	6,312
Dividend income from held for trading investment	1,009	989	—	—
Gain on disposal of prepaid operating leases	11,437	194	2,511	384
Gain on disposal of held for trading investment	3,484	—	—	—
Gain on disposal of assets classified as held for sale	7,292	—	—	—
Gain on liquidation of joint venture	—	—	348	53
Government grant income	50,978	26,151	31,205	4,767
Fair value gain on foreign exchange forward contract (Note 19)	12,198	—	15,506	2,369
Write off of trade and other payables	—	42,437	9	1
Written back of impairment loss on development properties	—	—	2,976	455
Bad debt recovered	—	—	4,257	651
Others, net	14,550	6,306	8,805	1,345

	179,887	121,901	106,931	16,337

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

8.2	(b) Other operating expenses

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000
Loss on disposal of property, plant and equipment	(3,427)	(5,984)	(14,874)	(2,273)
Loss on disposal of subsidiary	(363)	—	(13,647)	(2,085)
Loss on dilution of equity interest in joint venture	—	—	(2,848)	(435)
Foreign exchange loss, net	(16,736)	(13,044)	(45,354)	(6,929)
Fair value loss on held for trading investment	(2,866)	(5,250)	(10,871)	(1,661)
Fair value loss on foreign exchange forward contract	—	(2,731)	—	—
Others, net	(143)	—	—	—

	(23,535)	(27,009)	(87,594)	(13,383)

8.3	Research and development costs

Research and development costs recognized as an expense in the statement of profit or loss amounted to Rmb 506,955 (US$77,454) (2014: Rmb 494,594; 2013: Rmb 468,612).

8.4	Finance costs

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest expense for bank term loans	65,458	66,168	57,212	8,741
Interest expense for corporate bonds	60,143	49,452	54,116	8,268
Loss from de-recognition of bills receivable	58,738	36,011	1,651	252
Bank charges	4,266	5,029	3,364	514
Finance lease	—	10	8	1
Less:
Borrowing costs capitalized	(27,394)	—	—	—

	161,211	156,670	116,351	17,776

8.5	Staff costs

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000
Wages and salaries	922,151	836,578	839,288	128,230
Contribution to defined contribution plans (i)	243,614	279,123	297,926	45,518
Executive bonuses	56,501	60,069	32,190	4,918
Staff welfare	67,972	84,123	82,293	12,573
Cost of share-based payment	—	5,360	10,275	1,570
Others	2,336	2,305	9,062	1,384

	1,292,574	1,267,558	1,271,034	194,193

Note:

(i)

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in defined contribution retirement plans as legally mandated under applicable Chinese laws. All staffs are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2015, 2014 and 2013, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. Expenses incurred in connection with the plan were Rmb 293,516 (US$44,844) (2014: Rmb 275,019; 2013: Rmb 239,723).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax expense

Income tax expense in the consolidated statement of profit or loss consists of:

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000

Current income tax
Current income tax charge	234,064	158,420	104,584	15,979
Adjustments in respect of current income tax of previous year	684	(3,746)	(47)	(7)

Deferred tax
Relating to origination and reversal of temporary differences	(12,601)	24,965	72,281	11,043

Income tax expense reported in the statement of profit or loss	222,147	179,639	176,818	27,015

Income tax expense reported in the consolidated statement of profit or loss differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2013, 2014 and 2015 for the following reasons:

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000
Accounting profit before tax	1,162,119	1,201,385	686,139	104,831
Computed tax expense of 15%	174,318	180,208	102,921	15,725
Adjustments resulting from:
Non-deductible expenses	17,296	11,310	9,815	1,500
Tax-exempt income	(1,528)	(14,474)	(5,574)	(852)
Utilization of deferred tax benefits previously not recognized	—	(12,408)	(2,001)	(306)
Deferred tax benefits not recognized	6,015	—	61,299	9,365
Tax credits for research and development expense	(18,010)	(27,024)	(27,087)	(4,138)
Tax rate differential	20,228	20,985	24,249	3,705
Under/(over) provision in respect of previous years current tax	684	(3,746)	(47)	(7)
Withholding tax expense	23,094	24,175	13,126	2,005
Others	50	613	117	18

Total	222,147	179,639	176,818	27,015

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

9.	Income tax expense (cont’d)

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2014	31.12.2015	31.12.2015	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Deferred tax liabilities
Accelerated tax depreciation	(42)	(10,894)	(1,665)	—	—	(10,852)	(1,658)
Unremitted earnings from overseas source income	(412)	(412)	(63)	—	—	—	—
Expenditure currently deferred for tax purpose	18	18	3	—	—	—	—
Derivatives not designated as hedges- foreign exchange forward contract	—	(2,326)	(355)	—	—	(2,326)	(355)
PRC withholding tax on dividend income (i)	(133,788)	(113,805)	(17,388)	(23,094)	(24,175)	(12,549)	(1,917)

	(134,224)	(127,419)	(19,468)	(23,094)	(24,175)	(25,727)	(3,930)

Deferred tax assets
Accelerated accounting depreciation	11,472	11,881	1,815	998	2,614	409	62
Write down of inventories	29,497	25,630	3,916	(2,307)	700	(3,867)	(591)
Allowance for doubtful accounts	5,505	2,144	328	(1,049)	—	(3,361)	(513)
Accruals	241,043	258,296	39,463	44,840	(17,906)	17,253	2,636
Deferred income	79,124	34,892	5,331	(5,072)	(561)	(44,232)	(6,758)
Write down of intangible asset	15,000	—	—	—	15,000	(15,000)	(2,292)
Others	6,641	8,885	1,358	(1,715)	(637)	2,244	343

	388,282	341,728	52,211	35,695	(790)	(46,554)	(7,113)

				12,601	(24,965)	(72,281)	(11,043)

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

At January 1	(141,172)	(133,788)	(20,441)
Provision made to consolidated statement of profit or loss	(24,175)	(12,549)	(1,917)
Utilization	31,052	32,616	4,983
Translation differences	507	(84)	(13)

December 31	(133,788)	(113,805)	(17,388)

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

Deferred tax (cont’d)

The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2015, the provision for withholding tax payable was Rmb 113,805 (US$17,388) (2014: Rmb 133,788).

The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000
Deferred tax assets	388,282	341,728	52,211
Deferred tax liabilities	(134,224)	(127,419)	(19,468)

	254,058	214,309	32,743

10.	Earnings per share

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

Basic earnings per share

The calculation of basic earnings per share is based on:

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000

Profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share calculations	700,423	730,280	341,108	52,116

Weighted average number of ordinary shares for basic and diluted earnings per share calculations	37,267,673	37,720,248	38,712,282	38,712,282

Diluted earnings per share

The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2013	31.12.2014	31.12.2015

Weighted average number of shares issued, used in the calculation of basic earnings per share	37,267,673	37,720,248	38,712,282
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares (diluted)	37,267,673	37,720,248	38,712,282

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

10.	Earnings per share (cont’d)

There were no dilutive potential ordinary shares in the year ended December 31, 2013.

In 2015, 570,000 (2014: 570,000; 2013: Nil) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

11.	Property, plant and equipment

	Freehold land Rmb’000	Leasehold land, buildings and improvements Rmb’000	Construction in progress Rmb’000	Plant and machinery Rmb’000	Office furniture, fittings and equipment Rmb’000	Motor and transport vehicles Rmb’000	Total Rmb’000

Cost
At January 1, 2014	555	1,746,255	793,456	4,102,598	149,021	111,489	6,903,374
Additions	—	4,285	625,311	26,609	22,854	4,870	683,929
Acquisition of subsidiaries (Note 4)	13,876	145,877	—	26,682	12,866	360	199,661
Disposals	—	(23,288)	—	(50,995)	(5,608)	(6,286)	(86,177)
Transfers	—	294,179	(812,569)	511,650	6,740	—	—
Write-off	—	—	(2,432)	—	(39)	—	(2,471)
Translation difference	(570)	(5,593)	(4)	(787)	(1,843)	(55)	(8,852)

At December 31, 2014 and January 1, 2015	13,861	2,161,715	603,762	4,615,757	183,991	110,378	7,689,464
Additions	—	19,275	368,620	13,967	17,641	10,387	429,890
Disposal of subsidiary (Note 4))	—	(82,065)	—	—	—	—	(82,065)
Disposals	—	(15,422)	—	(70,738)	(16,906)	(6,154)	(109,220)
Transfers	—	229,790	(639,453)	408,845	818	—	—
Write-off	—	(165)	(4,812)	(5)	(2,045)	—	(7,027)
Translation difference	(560)	(5,968)	—	1,994	(2,051)	70	(6,515)

At December 31, 2015	13,301	2,307,160	328,117	4,969,820	181,448	114,681	7,914,527

Accumulated depreciation and impairment
At January 1, 2014	555	451,530	2,432	2,262,272	90,975	59,447	2,867,211
Charge for the year	—	65,605	—	323,769	20,246	10,783	420,403 *
Disposals	—	(9,874)	—	(43,891)	(5,832)	(4,483)	(64,080)
Write-off	—	—	(2,432)	—	(24)	—	(2,456)
Impairment loss	—	6,404	—	4,015	14	—	10,433
Translation difference	(24)	(1,210)	—	(622)	(999)	(34)	(2,889)

At December 31, 2014 and January 1, 2015	531	512,455	—	2,545,543	104,380	65,713	3,228,622
Charge for the year	—	79,042	—	345,977	22,162	8,821	456,002
Disposals of subsidiary (Note 4)	—	(15,468)	—	—	—	—	(15,468)
Disposals	—	(4,392)	—	(63,720)	(15,147)	(4,485)	(87,744)
Write-off	—	(64)	—	(5)	(2,027)	—	(2,096)
Impairment loss	—	—	—	2,873	—	—	2,873
Translation difference	(71)	1,284	—	694	807	80	2,794

At December 31, 2015	460	572,857	—	2,831,362	110,175	70,129	3,584,983

Net book value
At December 31, 2014	13,330	1,649,260	603,762	2,070,214	79,611	44,665	4,460,842

At December 31, 2015	12,841	1,734,303	328,117	2,138,458	71,273	44,552	4,329,544

US$’000	1,962	264,973	50,131	326,722	10,889	6,807	661,484

*	An amount of Rmb Nil (US$Nil) (2014: Rmb 1,728) was capitalized as intangible assets.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

11.	Property, plant and equipment (cont’d)

An impairment loss of Rmb 2,873 (US$439) (2014: Rmb 10,433; 2013: Rmb 9,163) was charged to the consolidated statement of profit or loss under “Cost of sales” and “Selling, distribution and administrative costs” for the Group’s property, plant and equipment within the Yuchai segment. The impairment loss for 2013, 2014 and 2015 was due to assets that were not in use.

As of December 31, 2015, property, plant and equipment with a carrying amount of Rmb 90,045 (US$13,757) (2014: Rmb 113,878) are pledged to secure bank facilities.

Capitalized borrowing costs

The Group assessed that none of the borrowing cost qualified for capitalization during the year ended December 31, 2015 and December 31, 2014.

Finance leases

The carrying value of property, plant and equipment held under finance leases at December 31, 2015 was Rmb 161 (US$25) (2014: Rmb 324). Additions during the year include Rmb Nil (US$Nil) (2014: Rmb 2,117) of property, plant and equipment under finance leases. Leased assets will be returned to lessor at the end of the lease term.

12.	Investment property

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Cost
Transfer from development properties and balance at December 31	—	31,323	4,786

Accumulated depreciation
Transfer from development properties and balance at December 31	—	23,886	3,650

Net carrying amount	—	7,437	1,136

Fair value	—	7,437	1,136

During the year ended December 31, 2015, the commercial building with carrying amount of Rmb 7,437 (US$1,136) was transferred from development properties to investment property as this property was leased to third parties to generate rental income.

The Group has no restrictions on the realisability of its investment property and no contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancement.

The fair value is determined by independent professional valuer that has appropriate recognised professional qualifications and recent experience in the location and category of the property being valued. The fair value of investment property is based on market value between a willing buyer and a willing seller in an arm’s length transaction. For comparison method, it compares the subject property with similar properties that were either transacted recently or listed for sale within the same location or other comparable localities. In comparing properties, due consideration is given to factors such as location, size, building differences, improvements and amenities, time element and other relevant factors to arrive at their opinion of value. The assumption used in determination of fair value, with key significant unobservable inputs (fair value level 3), was rental yield of 3% based on valuer’s assessment.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

13.	Prepaid operating leases

Yuchai and its subsidiaries are granted land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government. The prepaid operating leases charged to expense were Rmb 12,581 and Rmb 13,433 (US$2,052) for the years ended December 31, 2014 and 2015, respectively.

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Current	13,498	12,546	1,917
Non-current	424,591	392,455	59,961

Total	438,089	405,001	61,878

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Cost
At January 1	520,745	556,613	85,041
Additions	9,777	—	—
Acquisition of subsidiaries (Note 4)	28,609	—	—
Disposals of subsidiary (Note 4)	—	(24,760)	(3,783)
Disposals	(2,518)	(2,276)	(347)

At December 31	556,613	529,577	80,911

Accumulated amortization
At January 1	106,137	118,524	18,109
Charge for the year	12,581	13,433	2,052
Disposals of subsidiary (Note 4)	—	(7,099)	(1,085)
Disposals	(194)	(282)	(43)

At December 31	118,524	124,576	19,033

Net carrying amount	438,089	405,001	61,878

As of December 31, 2015, prepaid operating leases with a carrying amount of Rmb 74,377 (US$ 11,364) (2014: Rmb 77,733) are pledged to secure bank facilities.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

14.	Goodwill

	Rmb’000	US$’000

Cost
At January 1, 2014, December 31, 2014 and December 31, 2015	218,311	33,354

Accumulated impairment
At January 1, 2014, December 31, 2014 and December 31, 2015	5,675	867

Net book value
At December 31, 2014 and December 31, 2015	212,636	32,487

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Yuchai	212,636	212,636	32,487

Yuchai unit

The Group performs its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period. The business of Yuchai is stable since the Group has control in 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections was 11.46% (2014: 12.66%). No impairment was identified for this unit.

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

Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long term rates used to extrapolate the budget for Yuchai are 6.7% and 7.0% for 2015 and 2014 respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

14.	Goodwill (cont’d)

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in profit from operation by 17.30% (2014: 28.66%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 12.96% (2014: 15.07%) in the Yuchai unit would result in impairment.

Growth rate assumptions – Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. A reduction to 4.40% (2014: 2.69%) in the long-term growth rate in Yuchai unit would result in impairment.

With regard to the assessment of value in use of the Yuchai unit, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.

15.	Intangible assets

Development costs
Rmb’000

Cost
At January 1, 2014	145,283
Additions – Internally developed	23,243

At December 31, 2014, January 1, 2015 and December 31, 2015	168,526

Impairment
At January 1, 2014	—
Charge to consolidated statement of profit or loss	(60,000)

At December 31, 2014 and January 1, 2015	(60,000)
Charge to consolidated statement of profit or loss	(26,700)

At December 31, 2015	(86,700)

Net carrying value
At December 31, 2014	108,526

At December 31, 2015	81,826

US$’000	12,502

The development costs are related to intellectual property right, technical skills and knowledge of building a new technology of heavy duty diesel engines. The Group has an intangible asset representing technology development costs held by Jining Yuchai with carrying amount of Rmb 50,122 (US$7,658) (2014: Rmb 76,822).

The Group performs an impairment review on intangible assets when there is a triggering event. In 2014, the impairment test was triggered when the non-controlling interest disposed its equity interest to an independent third party at a value below the net asset value of Jining Yuchai. In addition, modification has to be made to the existing technology that may delay the commercial deployment of this technology. As a result, an impairment charge of Rmb 60,000 was made in respect of the technology development cost held by Jining Yuchai. In 2015 the Group performed impairment review based on the updated business plan after due considerations of a slowdown in the PRC economy. As a result, a further impairment loss of Rmb 26,700 (US$4,079) was charged to consolidated statement of profit or loss under the line item “selling, distribution and administrative costs” in respect of this technology development costs.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

15.	Intangible assets (cont’d)

The Group use discounted cash flow method to assess the recoverable amount of asset. Cash flows were projected based on historical growth and past experience and did not exceed the estimated long-term average growth rate of the business in the PRC market. The recoverable amount of the intangible asset was based on its value in use. The Group used a 15-year forecast, from 2016 to 2030 using pre-tax discount rate of 12.34%. The revised business plan projected 6 years, year 2021, to reach commercial deployment of the technology. The revenue growth rate is estimated at 11.10% from 2021 to 2026. Thereafter, the growth rate is at 0% from 2026 to 2030. In 2014, the Group used a 10-year forecast, using pre-tax discount rate of 12.24% and growth rate of 0% from 2025, 5 years after the expected commercial deployment of the technology till the end of the useful life of the technology.

If the pre-tax discount rate increased by 1% (2014: 1%) from management estimates, the Group’s impairment loss on intangible asset in Jining Yuchai will increase by Rmb 18,447 (US$2,818) (2014: Rmb 24,131).

16.	Other financial liabilities

(a)	Other liabilities

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Finance lease liabilities (Note 30)	220	114	17

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Current	92	59	9
Non-current	128	55	8

Total	220	114	17

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings

	Effective interest rate	Maturity	31.12.2014
	%		Rmb’000
Current
Renminbi denominated loans	5.81	2015	1,161,300
Euro denominated loans	1.01	2015	41,162
Malaysian Ringgit denominated loans	6.35	2015	6,539

			1,209,001

Non-current
Renminbi denominated loans	5.00	2016	1,015,948
Singapore Dollar denominated loans(ii)	1.31	2017	32,431
Malaysian Ringgit denominated loans	6.35	2020	29,337

			1,077,716

	Effective interest rate	Maturity	31.12.2015	31.12.2015
	%		Rmb’000	US$’000
Current
Renminbi denominated loans	4.72	2016	2,113,691	322,938
Euro denominated loans	0.95	2016	280,922	42,920
Malaysian Ringgit denominated loans	6.05	2016	4,582	700

			2,399,195	366,558

Non-current
Renminbi denominated loans	8.28	2017	3,751	574
Singapore Dollar denominated loans(ii)	2.15	2017	32,138	4,910
Malaysian Ringgit denominated loans	6.05	2020	20,620	3,150

			56,509	8,634

Note:

(i)	The Group has the discretion to refinance or rollover the obligations for at least 12 months after the reporting period for the existing loan facilities. All loans balances as stated above do not have a callable feature.

(ii)	The loans are comprised of:

Issuer bank	Facility limit	Usage
		Rmb’000
December 31, 2014
Bank of Tokyo-Mitsubishi, UFJ Ltd (“BOTM”)	S$ 30 million	16,215
Sumitomo Mitsui Banking Corporation (“Sumitomo”)	US$ 30 million	16,216

		32,431

December 31, 2015
Bank of Tokyo-Mitsubishi, UFJ Ltd (“BOTM”)	S$ 30 million	16,069
Sumitomo Mitsui Banking Corporation (“Sumitomo”)	US$ 30 million	16,069

		32,138

	US$’000	4,910

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

S$30.0 million credit facility with DBS

On November 10, 2011, the Company entered into a three year revolving credit facility agreement with DBS with a committed aggregate value of S$30.0 million. Among other things, the terms of the facility required that HLA retains ownership of the special share and that the Company remain a consolidated subsidiary of HLA. The terms of the facility also included certain financial covenants with respect to the company tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of the Company total net debt (as defined in the agreement) to tangible net worth not exceeding 1.0 times. This arrangement was used to finance the Company general working capital requirements and was repaid in full upon expiration of the facility on November 10, 2014. On May 22, 2015, the Company entered into a three year revolving uncommitted credit facility agreement with the bank with an aggregate value of S$30.0 million. The terms and conditions of this facility remain similar to the facility agreement dated November 10, 2011.

S$30.0 million credit facility with BOTM, Singapore Branch

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

US$30.0 million credit facility with Sumitomo, Singapore Branch

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

Yuchai Rmb 2 billion ultra short-term bonds

On April 8, 2015, Yuchai received approval from its board of directors, shareholders and China’s National Association of Financial Market Institutional Investors (“NAFMII”) to issue ultra short-term bonds (“USTB”) amounting to Rmb 2 billion with a term not exceeding 270 days, Yuchai issued the first tranche of the USTB amounting to Rmb 400 million. The first tranche of the USTBs bear a fixed annual interest rate of 4.9% and matured on May 9, 2015. All the proceeds from the issuance of the USTBs were used by Yuchai as working capital and repayment of loans. On September 16, 2015, Yuchai issued the second tranche of the USTB amounting to Rmb 400 million. The second tranche of the USTBs bear a fixed annual interest rate of 3.9% and will mature on June 13, 2016. All the proceeds from the issuance of the USTBs are to be used by Yuchai for the repayment of loans. NAFMII’s approval to issue USTB of Rmb 2 billion is valid for two years commencing from February 28, 2015.

17.	Deferred grants

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

At January 1	346,110	340,821	52,072
Received during the year	14,562	39,558	6,044
Released to consolidated statement of profit or loss	(26,151)	(19,596)	(2,994)
Acquisition of subsidiaries (Note 4)	6,300	—	—

At December 31	340,821	360,783	55,122

Current (Note 27)	27,817	26,455	4,042
Non-current	313,004	334,328	51,080

	340,821	360,783	55,122

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

18.	Inventories

Inventories are comprised of:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Raw materials	1,222,833	986,051	150,652
Work in progress	21,004	14,499	2,215
Finished goods	677,343	710,780	108,596

Total inventories at the lower of cost and net realizable value	1,921,180	1,711,330	261,463

Inventories recognized as an expense in “Cost of sales” are Rmb 11,283,308, Rmb 11,781,032 and Rmb 9,531,439 (US$1,456,249) for the years ended December 31, 2013, 2014 and 2015 respectively.

An analysis of the inventory reserve accounts is as follows:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

At January 1	105,610	108,353	16,555
Inventories written down	21,297	59,339	9,066
Reversal of write-down of inventories	(24,694)	(24,079)	(3,679)
Written off	(1,626)	(11,307)	(1,728)
Acquisition of subsidiaries	7,766	—	—

At December 31	108,353	132,306	20,214

The inventories written down and reversal of write-down of inventories recognized as an expense and included in “Cost of sales” amounted to Rmb 20,604, Rmb 3,397 and Rmb 35,260 (US$5,387) for the years ended December 31, 2013, 2014 and 2015 respectively. The reversal of write-down of inventories was made when the related inventories were sold above their carrying amounts in 2014 and 2015.

As of December 31, 2015, inventories with a carrying amount of Rmb Nil (US$Nil) (2014: Rmb 26,677) are pledged to secure bank facilities.

19.	Other current assets

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Development properties	33,435	22,609	3,454
Held for trading investment (Note 1.3)	22,855	11,984	1,831
Derivative not designated as hedges – foreign exchange forward contract	—	15,506	2,369

	56,290	50,099	7,654

Foreign exchange forward contract

On December 22, 2015, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with Industrial and Commercial Bank of China (“ICBC”) to purchase Euro 39.1 million at the forward exchange rate (Rmb/Euro) of 6.6987 on April 13, 2016. The Group accounted this NDF at fair value through “Other operating income” in the statement of profit or loss (Note 8.2(a)).

There was no outstanding foreign exchange forward contract as of December 31, 2014.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

20.	Trade and bills receivables

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Trade receivables (net)	394,763	385,801	58,944
Bills receivable (i)	7,718,331	6,792,712	1,037,816

Total (Note 35)	8,113,094	7,178,513	1,096,760

(i)

As of December 31, 2015, bills receivable includes bills receivable from joint venture and other related parties amounted Rmb 50,000 (US$7,639) (2014: Rmb 101,255) and Rmb 2,000 (US$306) (2014: Rmb 200), respectively.

Trade receivables (net) are non-interest bearing and are generally on 60 days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

As of December 31, 2014 and 2015, outstanding bills receivables discounted with banks for which the Group retained a recourse obligation totalled Rmb 730,736 and Rmb Nil (US$Nil) respectively. All bills receivables discounted have contractual maturities within 12 months at time of discounting.

As of December 31, 2014 and 2015, outstanding bills receivables endorsed to suppliers with recourse obligation were Rmb 812,537 and Rmb 859,679 (US$131,345) respectively.

An analysis of the allowance for doubtful accounts is as follows:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

At January 1	28,533	21,927	3,350
(Credit)/charge to consolidated statement of profit or loss	(2,361)	30,192	4,613
Written off	(4,552)	(827)	(126)
Acquisition of subsidiaries	312	—	—
Translation differences	(5)	(4)	(1)

December 31	21,927	51,288	7,836

The Group’s historical experience in the collection of trade receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s trade receivables.

As of December 31, 2014 and 2015, gross trade receivables due from a major customer, Dongfeng Automobile Co., Ltd. and its affiliates (the “Dongfeng companies”) were Rmb 176,461 and Rmb 19,914 (US$3,043), respectively. See Note 32 for further discussion of customer concentration risk.

		Neither past due	Past due but not impaired
	Total	nor impaired	0 – 90 days	91-180 days	181-365 days	>365 days
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

At 31.12.2015	7,178,513	6,914,279	161,642	52,442	39,052	11,098
At 31.12.2014	8,113,094	7,979,625	96,069	15,760	21,456	184

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

21.	Other receivables

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Staff advances	12,939	7,853	1,200
Associates and joint ventures	135,850	176,422	26,954
Other related parties	7,240	6,300	962
Interest receivables	12,036	7,280	1,112
Bills receivable in transit	2,513	2,998	458
Others	15,472	16,719	2,555
Impairment losses – other receivables (i)	(2,041)	(4,662)	(712)

Loans and receivables (Note 35)	184,009	212,910	32,529
Tax recoverable	60,731	135,241	20,663

Total	244,740	348,151	53,192

For terms and conditions relating to related parties, refer to Note 29.

Note:

(i)	An analysis of the impairment losses – other receivables is as follows:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

At January 1	1,275	2,041	312
Charge to consolidated statement of profit or loss	766	2,746	419
Written off	—	(125)	(19)

At December 31	2,041	4,662	712

The Group’s historical experience in the collection of other receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s other receivables.

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Other receivables (non-current) (i) (Note 35)	1,261	1,519	232

(i)	Non-current other receivables relate to non-trade receivables from joint ventures which are not expected to be settled next 12 months.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

22.	Cash and cash equivalents

Short-term bank deposits

Restricted cash

Long-term bank deposits

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000
Non-current
Long-term bank deposits (i)	—	60,000	9,167

Current
Cash and cash equivalents	2,291,345	3,474,364	530,827
Short-term bank deposits (ii)	193,440	7,195	1,099
Restricted cash	24,249	300,564	45,921

	2,509,034	3,782,123	577,847

Cash and bank balances	2,509,034	3,842,123	587,014

Note:

(i)

In 2015, YMMC placed two-year time deposits of Rmb 60,000 (US$9,167) (2014: Rmb Nil) at an annual interest rate of 4.03% (2014: Nil) with banks. These long-term fixed deposits are not considered as cash equivalents.

(ii)

Short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2015 for the Group ranged from 0.66% to 3.63% (2014: 0.35% to 3.75%). These short-term bank deposits are not considered as cash equivalents.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term bank deposits and short-term bank deposits) as at December 31, 2015 for the Group ranged from 0.70% to 2.80% (2014: 0.21% to 5.06%).

Cash and bank balances denominated in various currencies are mainly held in bank accounts in Singapore. As of December 31, 2015, the Group has restricted cash of Rmb Nil (US$Nil) (2014: Rmb 24,249) which was used as collateral by the banks for the issuance of bills to suppliers and would mature after three months.

As at December 31, 2015, the Group has restricted cash of Rmb 300,564 (US$45,921) which was deposited by Yuchai with ICBC as guarantee of short–term Euro loan granted by the same bank amounting to Euro 39.1 million, equivalent to Rmb 275.8 million (US$ 42.1 million) at annual interest rate of 0.30%.

As of December 31, 2014 and 2015, the Group had available Rmb 692,250 and Rmb 300,404 (US$45,897), respectively, of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2013, 2014 and 2015 were Rmb 539, Rmb 466 and Rmb 368 (US$56) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

23.	Issued capital and reserves

		31.12.2014	31.12.2015
		thousands	thousands

Authorized shares
Ordinary share of par value US$0.10 each		100,000	100,000

		Number of shares	Rmb’000

Ordinary shares issued and fully paid
At January 1, 2014		37,267,673	1,724,196
Issued on July 7, 2014 as dividend payment (Note 24)		928,033	116,031

At December 31, 2014 and January 1, 2015		38,195,706	1,840,227
Issued on July 14, 2015 as dividend payment (Note 24)		1,102,634	115,493

At December 31, 2015		39,298,340	1,955,720

US$’000			298,802

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Special share issued and fully paid
One special share issued and fully paid at US$0.10 per share	*	*	*

Non-redeemable convertible cumulative preference shares	21	21	3

*	Less than Rmb 1 (US$1)

On July 14, 2015, based on the elections by shareholders, the dividend of US$1.10 per share of common stock for the financial year 2014 was paid in the form of approximately US$23.4 million in cash and 1,102,634 shares, at the volume weighted average trading price of US$16.8792 per share, with total value equivalent to Rmb 115,493.

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

24.	Dividends declared and paid

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Declared and paid during the year
Dividends on ordinary shares:

Final dividend paid in 2015: US$1.10 per share (2014: US$1.20 per share)	274,524	257,500	39,342

	274,524	257,500	39,342

Dividend paid in cash	158,493	142,007	21,696
Dividend paid in shares (Note 23)	116,031	115,493	17,646

	274,524	257,500	39,342

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

25.	Statutory reserves

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Statutory general reserve (ii)
At January 1	189,371	191,433	29,248
Transfer from retained earnings	2,064	1,332	204
Reduced due to liquidation of a subsidiary	(2)	—	—
Disposal of a subsidiary	—	(5,891)	(900)

At December 31	191,433	186,874	28,552

Statutory public welfare fund (iii)
At January 1 and December 31	85,641	85,641	13,085

General surplus reserve (iv)
At January 1 and December 31	25,706	25,706	3,927

Total	302,780	298,221	45,564

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

All options granted under the Equity Plan are subject to a vesting schedule as follows:

(1)	one year after the date of grant for up to 33% of the shares over which the options are exercisable;

(2)	two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and

(3)	three year after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

26.	Share-based payment (cont’d)

The expense recognized for employee services received during the year is shown in the following table:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Expense arising from equity-settled share-based payment transactions	5,360	10,275	1,570

Total expense arising from share-based payment transactions	5,360	10,275	1,570

There were no cancellations or modifications to the awards in 2014 and 2015.

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	Number of shares	WAEP		Number of shares	WAEP
	2014	2014		2015	2015

Outstanding at January 1	—		—	570,000	US$	21.11
Granted during the year	570,000	US$	21.11	—		—

Outstanding at December 31	570,000	US$	21.11	570,000	US$	21.11

Exercisable at December 31	—	US$	21.11	—	US$	21.11

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

The exercise price for options outstanding at the end of the year was US$21.11 (2014: US$21.11).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2015 was 8.6 (2014: 9.6) years.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

There are no market conditions associated with the share options grants. Service conditions and non-market performance conditions are not taken into account in the measurement of the fair value of the service to be received at the grant date.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

27.	Trade and other payables

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Trade and bills payables (i)	4,214,289	3,841,756	586,958
Other payables	1,279,830	1,300,439	198,686
Interest payable	28,148	33,492	5,117
Accrued staff costs	431,070	338,437	51,707
Dividend payable	27,767	41,377	6,322
Associates and joint ventures	15,771	18,909	2,889
Other related parties	108,325	142,932	21,838

Financial liabilities at amortized cost (Note 35)	6,105,200	5,717,342	873,517
Accrued contribution to defined contribution plans	33,258	27,820	4,250
Other tax payable	39,600	39,064	5,968

Trade and other payables with liquidity risk (Note 32)	6,178,058	5,784,226	883,735
Deferred grants (Note 17)	27,817	26,455	4,042
Deferred income (ii)	170,000	170,000	25,973
Advance from customers	50,833	96,168	14,693

Total trade and other payables (current)	6,426,708	6,076,849	928,443

(i)

As of December 31, 2015, the trade and bills payables include bills payable to associates and other related parties amounted Rmb 7,230 (US$1,105) (2014: Rmb 12,500) and Rmb 192,927 (US$29,476) (2014: Rmb 165,183), respectively.

(ii)	This relates to the Group’s transfer of technology know-how to a joint venture of which revenue has not been recognized.

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Other payables (non-current) (i) (Note 32, Note 35)	120,588	115,341	17,622

(i)	Non-current other payables relate to provision for bonus which is not expected to be settled next 12 months.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables (current) are non-interest bearing and have an average term of three months.

•

Interest payable is normally settled throughout the financial year. Interest payable related to outstanding medium-term notes and ultra short-term bonds were Rmb 27,679 (US$4,229) (2014: Rmb 27,626) and Rmb 4,576 (US$699) (2014: Rmb Nil) respectively.

•	For terms and conditions relating to related parties, refer to Note 29.

28.	Provision for product warranty

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

At January 1	305,938	298,552	45,614
Provision made	394,940	307,575	46,993
Provision utilized	(402,326)	(372,550)	(56,920)

At December 31	298,552	233,577	35,687

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Related party disclosures

The ultimate parent

As of December 31, 2015, the controlling shareholder of the Company, HLA, indirectly owned 15,189,528, or 38.7%, of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 22.5% of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 16.2% of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under Bye-Laws of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of Rmb 98, Rmb 297 and Rmb 32 (US$5) during the financial years ended December 31, 2013, 2014 and 2015 respectively.

Entity with significant influence over the Group

As of December 31, 2015, the Yulin City Government through Coomber Investment Ltd. owned 18.4% (2014: 18.4%) of the ordinary shares in the capital of the Company.

The following provides the significant amount of transactions that have been entered into with related parties for the relevant financial year at terms agreed between the parties (for information regarding outstanding balances at December 31, 2014 and 2015, refer to Note 21 and Note 27):

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000

Sales of diesel engines to State Holding Company, its subsidiaries and affiliates (i)	1,665	1,462	185	28
Sales of raw materials to State Holding Company, its subsidiaries and affiliates (i)	970,950	802,715	516,494	78,912
Hospitality and restaurant service charged to State Holding Company, its subsidiaries and affiliates (i)	5,286	1,700	3,247	496
Sales to associates and joint ventures (i)	278,935	237,203	156,444	23,902
Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company (i)	(1,608,698)	(1,460,956)	(1,181,852)	(180,568)
Purchases of raw materials and supplies from associates and joint ventures (i)	(107,802)	(87,509)	(90,354)	(13,805)
Delivery expense charged by subsidiaries of State Holding Company (ii)	(214,752)	(213,747)	(164,690)	(25,162)
Storage and distribution expenses charged by a subsidiary of State Holding Company (iii)	(49,885)	(32,131)	(30,462)	(4,654)
Purchases of vehicles and machineries from State Holding Company and its subsidiary (iv)	—	(16,725)	(1,963)	(230)
Purchases of additional shareholding in a subsidiary of State Holding Company (v)	—	—	(4,170)	(637)
General and administrative expenses
- Charged by State Holding Company (vi)	(24,876)	(24,713)	(26,500)	(4,049)
- Charged by State Holding Company (vii)	—	(4,853)	(12,951)	(1,979)
- Charged by HLA (viii)	(98)	(297)	(32)	(5)
- Charged by affiliates of HLA (ix)	(6,489)	(6,821)	(6,271)	(958)
- Charged to joint ventures (x)	1,745	1,383	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

29.	Related party disclosures (cont’d)

Note:

(i)

Sale and purchase of raw materials, supplies, scraps and diesel engines to/from State Holding Company, its subsidiaries and affiliates, and Yuchai’s associates and joint ventures. Hospitality and restaurants services provided to State Holding Company. Certain subsidiaries and affiliates of State Holding Company have acted as suppliers of raw materials and supplies to the Group and certain subsidiaries of State Holding Company have acted as sales agents of the Group. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue at terms agreed between the parties.

(ii)

Delivery expense charged by subsidiaries of State Holding Company. The fee is for the delivery of spare parts charged, which were recorded in “Cost of sales” and “Selling, distribution and administrative costs” respectively. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue at terms agreed between the parties.

(iii)	Storage and distribution expenses charged by a subsidiary of State Holding Company for the storage of engines, components and parts for Yuchai and distribution to the production facilities.
(iv)	Vehicles and machineries were purchased by Yuchai from State Holding Company and its subsidiary.
(v)	In October 2015, Yuchai acquired 2.86% of equity interest in YAMC from State Holding Company with a purchase consideration of Rmb 4.2 million.
(vi)	General and administrative expenses charged by subsidiary and associate of State Holding Company. The subsidiary is also an associate of Yuchai, for property management services rendered.
(vii)	General and administrative expenses charged by State Holding Company for rental of apartment to Yuchai’s newly graduated employees.
(viii)	General and administrative expenses charged by HLA for consultancy fees.
(ix)

General and administrative expenses charged by affiliates of HLA. The fees mainly relate to office rental, secretarial fees, insurance fees, professional and consultancy fees, and miscellaneous office expenses.

(x)	Hotel management fees, rental, administrative fees and license fees charged to joint ventures.

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

Compensation of key management personnel of the Group

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000

Short-term employee benefits	34,949	39,812	27,331	4,176
Contribution to defined contribution plans	313	294	305	47
Cost of share-based payment	—	4,455	8,477	1,295

	35,262	44,561	36,113	5,518

The non-executive directors do not receive pension entitlements from the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has entered into commercial leases on a land, and certain motor vehicles, office space and items of machinery. These leases have an average life of between one and five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Within one year
- With related parties	673	5,405	825
- With third parties	11,469	7,858	1,201
After one year but not more than five years
- With related parties	820	1,859	284
- With third parties	9,023	5,131	784
More than five years
- With related parties	—	—	—
- With third parties	113	—	—

	22,098	20,253	3,094

The minimum lease payments recognized as an expense in the period ended December 31, 2013, 2014 and 2015 amounted to Rmb 51,115, Rmb 52,728 and Rmb 60,201 (US$9,198).

Operating lease commitments - Group as lessor

The Group has leased out some of its assets, including surplus office and manufacturing buildings. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

Future minimum rentals receivable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Within one year
- With related parties	828	1,319	201
- With third parties	2,299	2,537	388
After one year but not more than five years
- With related parties	628	—	—
- With third parties	6,224	9,128	1,395
More than five years
- With related parties	—	—	—
- With third parties	17,505	18,967	2,898

	27,484	31,951	4,882

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

30.	Commitments and contingencies (cont’d)

Finance lease commitments

The Group has finance lease for plant and equipment and motor vehicles. The lease has term of renewal but no purchase options and escalation clause. Renewal is at the option of the Group.

Future minimum lease payments under finance lease together with the present value of the net minimum lease payments are as follows:

	31.12.2014		31.12.2015
	Minimum lease payments	Present value of payments	Minimum lease payments		Present value of payments
	Rmb’000	Rmb’000	Rmb’000	US$’000	Rmb’000	US$’000

Not later than one year	101	92	64	9	59	9
Later than one year but not later than five years	142	128	59	9	55	8

Total minimum lease payments	243	220	123	18	114	17
Less: Amount representing finance charges	(23)	—	(9)	(1)	—	—

Present value of minimum lease payments	220	220	114	17	114	17

Capital commitments

As of December 31, 2014 and 2015, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not recognized in the financial statements amounting to Rmb 989,107 and Rmb 570,650 (US$87,168), respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 6.

Investment commitments

As of December 31, 2014 and 2015, the Group has commitment of Rmb Nil and Rmb 6,195 (US$ 946) relating to the Group’s interest in joint venture, respectively.

Letter of credits

As of December 31, 2014 and 2015, Yuchai had issued irrevocable letter of credits of Rmb 50,671 and Rmb 3,981 (US$608), respectively.

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

Yuchai is subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring Yuchai to cease or improve upon certain activities causing environmental damage. Due to the nature of its business, Yuchai produces certain amounts of waste water, gas, and solid waste materials during the course of its production. Yuchai believes its environmental protection facilities and systems are adequate for it to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in Yuchai’s processes or systems.

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

Year ended December 31, 2013	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	15,870,380	31,975	—		15,902,355
Inter-segment	—	—	—		—

Total revenue	15,870,380	31,975	—		15,902,355

Results
Interest income	76,634	980	1,325	(1)	78,939
Interest expense and loss from de-recognition of bills receivable	(155,787)	(7,321)	6,163	(1)	(156,945)
Impairment of property, plant and equipment	(9,163)	—	—		(9,163)
Depreciation and amortization	(383,788)	(4,611)	(540	)(2)	(388,939)
Share of profit/(loss) of associates	164	(5)	—		159
Share of (loss)/profit of joint ventures	(51,921)	554	(27,878	)(9)	(79,245)
Income tax expense	(196,089)	(2,617)	(23,441	)(3)	(222,147)

Segment profit	1,228,728	(25,922)	(40,687	)(4)	1,162,119

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Year ended December 31, 2014	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000

Revenue
External customers	16,387,356	48,786	—		16,436,142
Inter-segment	—	—	—		—

Total revenue	16,387,356	48,786	—		16,436,142

Results
Interest income	42,014	1,463	2,347	(1)	45,824
Interest expense and loss from de-recognition of bills receivable	(149,797)	(7,700)	5,866	(1)	(151,631)
Impairment of property, plant and equipment	(10,433)	—	—		(10,433)
Impairment of technology development cost	(60,000)	—	—		(60,000)
Depreciation and amortization	(422,777)	(7,872)	(607	)(2)	(431,256)
Share of profit/(loss) of associates	960	(4)	—		956
Share of losses of joint ventures	(19,067)	(8,840)	(2,804	)(9)	(30,711)
Income tax expense	(156,861)	(2,115)	(20,663	)(3)	(179,639)

Segment profit	1,249,021	15,937	(63,573	)(4)	1,201,385

Total assets	17,756,594	374,511	642,231	(5)	18,773,336

Total liabilities	(9,387,693)	(375,564)	141,735	(6)	(9,621,522)

Other disclosures
Investment in associates	2,842	333	—		3,175
Investment in joint ventures	181,933	19,708	70,575	(8)	272,216
Capital expenditure	677,767	6,082	80	(7)	683,929

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Year ended December 31, 2015	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements	Consolidated financial statements
	Rmb’000	Rmb’000	Rmb’000		Rmb’000	US$’000

Revenue
External customers	13,671,931	61,506	—		13,733,437	2,098,246
Inter-segment	—	—	—		—	—

Total revenue	13,671,931	61,506	—		13,733,437	2,098,246

Results
Interest income	35,557	1,415	4,342	(1)	41,314	6,312
Interest expense and loss from de-recognition of bills receivable	(110,618)	(7,587)	5,226	(1)	(112,979)	(17,261)
Impairment of property, plant and equipment	(2,873)	—	—		(2,873)	(439)
Impairment of technology development cost	(26,700)	—	—		(26,700)	(4,079)
Depreciation and amortization	(458,759)	(10,060)	(616	)(2)	(469,435)	(71,722)
Share of profit/(loss) of associates	250	(5)	—		245	37
Share of losses of joint ventures	(10,480)	(11,584)	19,128	(9)	(2,936)	(448)
Income tax expense	(161,731)	(2,491)	(12,596	)(3)	(176,818)	(27,015)

Segment profit	744,846	(7,564)	(51,144	)(4)	686,138	104,831

Total assets	17,684,449	343,236	787,917	(5)	18,815,602	2,874,718

Total liabilities	(9,183,670)	(359,796)	157,933	(6)	(9,385,533)	(1,433,957)

Other disclosures
Investment in associates	3,092	287	—		3,379	516
Investment in joint ventures	170,484	6,597	89,703	(8)	266,784	40,760
Capital expenditure	428,917	929	44	(7)	429,890	65,680

Note:

(1)	Included here are interest income and expense of the holding entity’s interest income and expense and inter-segment interest income and expense that are eliminated on consolidation.
(2)	Included here are the depreciation of the holding entity’s property, plant and equipment and additional depreciation on HLGE’s property, plant and equipment valued at fair value in excess of costs.
(3)	This relates mainly to the withholding tax provisions for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.
(4)	Profit/(loss) for each operating segment does not include income tax expense.
(5)	Segment assets included goodwill and other assets of holding entity and increase in value of HLGE’s property, plant and equipment based on fair value in excess of costs.
(6)

Included here are mainly the liabilities of the holding entity and cumulative withholding tax provision for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.

(7)	Included here are capital expenditures incurred by the holding entity.
(8)	Included here are HLGE’s share of its joint ventures’ property, plant and equipment valued at fair value in excess of costs and impairment or reversal of impairment.
(9)	Included here are HLGE’s share of additional depreciation on its joint ventures’ property, plant and equipment valued at fair value in excess of costs and impairment or reversal of impairment.

There has been no change to the Group’s measurement of segment profit for each reportable operating segment.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

31.	Segment information (cont’d)

Geographic information

Revenue from external customers:

	31.12.2013	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	Rmb’000	US$’000

China	15,846,051	16,359,873	13,630,979	2,082,592
Other countries	56,304	76,269	102,458	15,654

	15,902,355	16,436,142	13,733,437	2,098,246

The revenue information above is based on the location of the customer.

Revenue from one customer group amounted to Rmb 2,900,332 (US$443,124) (2014: Rmb 3,687,953; 2013: Rmb 3,298,400), arising from sales by Yuchai segment.

Non-current assets

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

China	5,374,624	5,194,164	793,584
Other countries	104,187	96,518	14,746

	5,478,811	5,290,682	808,330

Non-current assets for this purpose consist of property, plant and equipment, prepaid operating leases, investment in joint ventures, investment property, intangible asset and goodwill.

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

The sensitivity analyses in the following sections relate to the position as at December 31, 2014 and 2015.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2015.

The analyses exclude the impact of movements in market variables on provisions and on the non-financial assets and liabilities of foreign operations.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s interest-bearing bank deposits and loans and borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Group are disclosed in Note 16(b). As certain rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group.

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

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2015 of the Group would increase/decrease by Rmb 6,632 (US$1,013) (2014: increase/decrease by Rmb 1,110).

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Group. The Group also holds cash and bank balances and other investments denominated in foreign currencies. The currencies giving rise to this risk are primarily the Singapore Dollar, Renminbi, US Dollar and Euro.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2014
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Held for trading investment	22,855	—	—	—	—
Trade and other receivables	814	31,546	6,738	31,933	5
Cash and bank balances	138,540	—	2,041	—	357
Financial liabilities	(32,467)	(41,162)	—	—	—
Trade and other payables	(51,898)	—	(19,608)	(1,518)	—

Net assets/(liabilities)	77,844	(9,616)	(10,829)	30,415	362

	31.12.2015
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Held for trading investment	11,984	—	—	—	—
Trade and other receivables	565	407	12,762	32,651	—
Cash and bank balances	124,034	—	2,177	29,520	938
Financial liabilities	(32,163)	(280,924)	—	—	—
Trade and other payables	(12,978)	(50)	(5,051)	(2,020)	—

Net assets/(liabilities)	91,442	(280,567)	9,888	60,151	938

US$’000	13,971	(42,866)	1,511	9,190	143

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Singapore Dollar	7,784	9,144	1,397
Euro	(962)	(28,057)	(4,287)
US Dollar	(1,083)	989	151
Renminbi	3,042	6,015	919

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

32.	Financial risk management objectives and policies (cont’d)

Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit by the following amount:

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Statement of profit or loss	2,286	1,198	183

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

At December 31, 2015, the Group had top 20 customers (2014: top 20 customers) that owed the Group more than Rmb 196,537 (US$30,028) (2014: Rmb 236,491) and accounted for approximately 45% (2014: 57%) of accounts receivables (excluding bills receivables) owing respectively. These customers are located in the PRC. There were 47 customers (2014: 43 customers) with balances greater than Rmb 1,000 (US$153) accounting for over 88.4% (2014: 88.0%) of total accounts receivable (excluding bills receivables). The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 20 and Note 21. The Group does not hold collateral as security.

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

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	One year or less	Two to five years	More than five years	Total
As at December 31, 2014	Rmb’000	Rmb’000	Rmb’000	Rmb’000

Financial assets
Trade and bills receivables	8,135,021	—	—	8,135,021
Other receivables, excluding tax recoverable	186,050	1,261	—	187,311
Cash and bank balances	2,509,034	—	—	2,509,034
Held for trading investment	22,855	—	—	22,855

	10,852,960	1,261	—	10,854,221

Financial liabilities
Interest-bearing loans and borrowings	1,330,421	1,107,525	31,200	2,469,146
Trade and other payables (Note 27)	6,178,058	120,588	—	6,298,646
Other liabilities	101	142	—	243

	7,508,580	1,228,255	31,200	8,768,035

	One year or less	Two to five years	More than five years	Total	Total
As at December 31, 2015	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000

Financial assets
Trade and bills receivables	7,229,801	—	—	7,229,801	1,104,596
Other receivables, excluding tax recoverable	217,572	1,519	—	219,091	33,473
Cash and bank balances	3,782,123	60,000	—	3,842,123	587,014
Held for trading investment and derivative not designated as hedges – foreign exchange forward contract	27,490	—	—	27,490	4,200

	11,256,986	61,519	—	11,318,505	1,729,283

Financial liabilities
Interest-bearing loans and borrowings	2,473,654	59,673	—	2,533,327	387,051
Trade and other payables (Note 27)	5,784,226	115,341	—	5,899,567	901,357
Other liabilities	64	59	—	123	18

	8,257,944	175,073	—	8,433,017	1,288,426

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

33.	Capital management

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

	31.12.2014	31.12.2015	31.12.2015
	Rmb’000	Rmb’000	US$’000

Interest-bearing loans and borrowings (current and non-current) (Note 16)	2,286,717	2,455,704	375,192
Trade and other payables (current and non-current) (Note 27)	6,547,296	6,192,190	946,065
Less: Cash and bank balances (Note 22)	(2,509,034)	(3,842,123)	(587,014)

Net debts	6,324,979	4,805,771	734,243
Equity attributable to equity holders of the parent	6,988,432	7,239,617	1,106,096

Total capital and net debts	13,313,411	12,045,388	1,840,339

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2014 and 2015.

As disclosed in Note 25, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2014 and 2015.

34.	Fair value measurement

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2014:

Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		Rmb’000	Rmb’000	Rmb’000	Rmb’000

Assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 19)	December 31, 2014	22,855	22,855	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

34.	Fair value measurement (cont’d)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2015:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		Rmb’000	Rmb’000	Rmb’000	Rmb’000

Assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 19)	December 31, 2015	11,984	11,984	—	—
Derivative financial asset:
Foreign exchange forward contract - Euro (i) (Note 19)	December 31, 2015	15,506	—	15,506	—

Note:

(i)

Forward currency contracts are valued using a valuation technique with market observable inputs. The most frequently applied valuation techniques include forward pricing, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates.

There have been no transfers between Level 1 and Level 2 during the period.

35.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total
		Rmb’000	Rmb’000	Rmb’000	Rmb’000

As at December 31, 2014

Financial assets
Held for trading investment	19	22,855	—	—	22,855
Trade and bills receivables	20	—	8,113,094	—	8,113,094
Other receivables	21	—	185,270	—	185,270
Cash and bank balances	22	—	2,509,034	—	2,509,034

		22,855	10,807,398	—	10,830,253

Financial liabilities
Trade and other payables	27	—	—	6,225,788	6,225,788
Loans and borrowings	16(b)	—	—	2,286,717	2,286,717
Other liabilities	16(a)	—	—	220	220

		—	—	8,512,725	8,512,725

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

35.	Financial assets and financial liabilities (cont’d)

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total	Total
		Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000

As at December 31, 2015

Financial assets
Held for trading investment	19	11,984	—	—	11,984	1,831
Trade and bills receivables	20	—	7,178,513	—	7,178,513	1,096,760
Other receivables	21	—	214,429	—	214,429	32,761
Cash and bank balances	22	—	3,842,123	—	3,842,123	587,014

		11,984	11,235,065	—	11,247,049	1,718,366

Financial liabilities
Trade and other payables	27	—	—	5,832,683	5,832,683	891,139
Loans and borrowings	16(b)	—	—	2,455,704	2,455,704	375,192
Other liabilities	16(a)	—	—	114	114	17

		—	—	8,288,501	8,288,501	1,266,348

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

Fair value of financial instruments by classed that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value

The management assessed that cash and cash equivalents, short-term deposits, restricted cash, trade and bills receivables, other receivables, trade and other payables and interest-bearing loans and borrowings (current) approximate their carrying amounts largely due to the short-term maturities of these instruments.

The management assessed that long-term bank deposits, non-current other receivables, interest-bearing loans and borrowings (non-current), non-current other payables and other liabilities approximate their fair value as their interest rates approximate the market interest rates.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

36.	Events after the reporting period

(a)	HLGE intention to dispose 60% equity interest in Copthorne Hotel Qingdao Co., Ltd.

On February 22, 2016, HLGE announced that its wholly-owned subsidiary, LKN Investment International Pte. Ltd. (“LKNII”) intends to dispose of its 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. (“CHQ”) (“LKNII Equity Interest”). The remaining 40% equity interest in CHQ is currently held by the CAAC East China Regional Administration Authority Service Center (“CAAC”) (the “CAAC Equity Interest”). LKNII and CAAC will dispose CHQ together by way of public tender (the “Proposed Transaction”) on the Shanghai United Assets and Equity Exchange (“SUAEE”). The reserve or floor price for the Proposed Transaction set by the seller is approximately Rmb 546.2 million. The actual aggregate consideration for the Proposed Transaction will be based on the bid price of the successful bidder which will be specified in the Sales and Purchase Agreement.

On March 22, 2016, HLGE announced that the public tender on SUAEE received no bid when the tender expired on March 21, 2016. LKNII and CAAC intend to list the LKNII Equity Interest and the CAAC Equity Interest, respectively again on the SUAEE for sale pursuant to the public tender process on March 28, 2016 for another period of 20 business days.

(b)	Cooperation with MTU

On February 19, 2016, the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), have signed an agreement to set up a 50/50 joint venture with MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power Systems. The joint venture is set up for the production, under license from MTU, of MTU diesel engines in China. Each party will invest Rmb 75 million (approximately Euro 10.5 million) in the joint venture.