Form 20-F
period 2016-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2017-04-17
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Phung Khong Fock Thomas

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

As of December 31, 2016, 40,712,100 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Certain Definitions and Supplemental Information

All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar,” “dollar,” “US$” or “$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore; all references to “RM” are to Ringgit, the legal tender currency of Malaysia. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 6.8750 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on February 28, 2017, (ii) from Singapore dollar to US dollar at the rate of S$1.3990 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2017, and (iii) from Ringgit to US dollar at the rate of RM 4.4380 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2017. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

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

As of December 31, 2016, 40,712,100 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 40,016,808 as a result of the payment of certain amounts of dividends in the form of shares at the election of shareholders. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 40,016,808 for 2016. As of February 28, 2017, 40,712,100 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards. All references to Tier-2, Tier-3 and Tier-4 emission standards are to emission standards adopted by the Ministry of Environmental Protection of the People’s Republic of China applicable to diesel engines used in off-road machinery.

All references to “CAAM” are to the China Association of Automobile Manufacturers. Unless stated otherwise, all data related to the commercial vehicle market in China in this Annual Report is attributed to CAAM.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2017 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

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

•

the effects of a weaker than expected recovery in the global economy subject to substantial downside risks including heightened policy uncertainty especially regarding trade, financial market disruptions amid global financial conditions and heightened geopolitical tensions globally, protracted recovery in the Euro Area and the economic effects from a withdrawal of the United Kingdom from the European Union and weaker than expected growth in China on the overall global economy and our business, operating results and growth rates;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2015 and 2016, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2012, 2013 and 2014, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been prepared in conformity with IFRS.

The selected financial information as of and for the years ended December 31, 2014, 2015 and 2016 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2016, we had a 48.9% interest in the outstanding ordinary shares of HLGE and a 7.7% interest in the outstanding ordinary shares of TCL. As of February 28, 2017, our interest in the outstanding ordinary shares of HLGE and TCL remain unchanged.

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

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2016. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2016 and February 28, 2017. We consolidate the results of HLGE as a subsidiary. See Note 1.4 to the accompanying consolidated financial statements in Item 18.

Relating to our interest in TCL:

Since fiscal year 2010, we have gradually reduced our total shareholding in TCL. Our total shareholding interest in TCL was 7.7% as of December 31, 2016 and February 28, 2017. We classify our shareholding in TCL as held for trading investment.

For further information on the Company’s investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except per share data)
Selected Consolidated Statement of Profit or Loss Data:
Revenue	13,449,489	15,902,355	16,436,142	13,733,437	13,664,840	1,987,613
Gross profit	2,879,884	3,264,904	3,290,990	2,790,572	2,964,185	431,154
Research and development costs	(373,732)	(468,612)	(494,594)	(506,955)	(588,007)	(85,528)
Other operating income, net	132,350	156,352	94,892	19,337	95,355	13,871
Operating profit	1,163,464	1,402,416	1,292,618	805,180	967,173	140,681
Share of results of associates and joint ventures	(36,869)	(79,086)	(29,755)	(2,691)	(3,612)	(526)
Profit before tax	913,576	1,162,119	1,201,385	686,138	883,878	128,564
Income tax expense	(142,238)	(222,147)	(179,639)	(176,818)	(160,270)	(23,313)
Profit for the year	771,338	939,972	1,021,746	509,320	723,608	105,251
Attributable to:
Equity holders of the parent	567,333	700,423	730,280	341,108	515,737	75,016
Non-controlling interests	204,005	239,549	291,466	168,212	207,871	30,235
Basic and diluted earnings per common share attributable to ordinary equity holders of the parent (RMB/US$ per share)	15.22	18.79	19.36	8.81	12.89	1.87
Profit for the year per share (RMB/US$ per share)	20.70	25.22	27.09	13.16	18.08	2.63
Weighted average number of shares	37,268	37,268	37,720	38,712	40,017	40,017

	As of December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	2,906,300	4,333,904	4,925,945	4,366,413	5,272,069	766,847
Property, plant and equipment	4,016,593	4,036,163	4,460,842	4,329,544	4,127,185	600,318
Trade and bills receivables	6,591,736	7,437,948	8,113,094	7,178,513	7,057,256	1,026,510
Total assets	17,923,673	19,293,168	18,773,336	18,815,602	18,596,506	2,704,947
Trade and other payables	6,921,197	7,718,488	6,547,296	6,192,190	6,981,815	1,015,537
Short-term interest-bearing loans and borrowings	2,339,273	1,230,981	1,209,001	2,399,195	894,136	130,056
Long-term interest-bearing loans and borrowings	111,422	1,028,396	1,077,716	56,509	16,270	2,367
Non-controlling interests	1,869,954	2,042,592	2,163,382	2,190,452	2,301,978	334,833
Issued capital	1,724,196	1,724,196	1,840,227	1,955,720	2,059,076	299,502
Equity attributable to equity holders of the parent	5,901,913	6,391,573	6,988,432	7,239,617	7,683,834	1,117,649

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	1,512,192	589,642	535,686	1,686,718	2,276,087	331,068
Net cash used in investing activities	(506,135)	(553,591)	(523,019)	(25,496)	(572,031)	(83,205)
Net cash used in financing activities	(2,010,937)	(553,179)	(314,749)	(485,535)	(1,553,986)	(226,036)
Effect of foreign currency exchange on cash and cash equivalents	7,706	(13,938)	(3,109)	7,332	29,480	4,290
Net (decrease)/increase in cash and cash equivalents	(997,174)	(531,066)	(305,191)	1,183,019	179,550	26,117

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 6.8750 = US$1.00, the rate quoted by the People’s Bank of China (the “PBOC”) at the close of business on February 28, 2017. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 28, 2017 or any other date. The rate quoted by the PBOC at the close of business on December 31, 2016 was RMB 6.9370 = US$1.00.

(2)	Current assets less current liabilities.

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

Any determination by the Company to declare a dividend will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year /in the fiscal year (in thousands)
2012	US$0.90 (2)	RMB 234,923 (3)
2013	US$0.90 (4)(5)	RMB 343,349 (US$54,999) (6)
2014	US$1.20 (7)	RMB 325,278 (8)
2015	US$1.10 (9)	RMB 271,058 (10)
2016	US$0.85 (11)	RMB 318,050(12)

(1)

Dividends paid by Yuchai, are declared in Renminbi and paid to us in a mix of US dollar and Renminbi based on the exchange rates at local designated foreign exchange banks on the respective payment dates.

(2)

On June 15, 2012, we declared a dividend of US$0.50 per ordinary share and a special dividend of US$0.40 per ordinary share amounting to a total of US$33.5 million for fiscal year 2011. This dividend was paid to our shareholders on July 9, 2012.

(3)

The dividend declared by Yuchai for fiscal year 2012 was paid to us on June 7, 2013. For dividend paid for fiscal year 2012, RMB 68.4 million was paid in Renminbi and the remaining RMB 166.5 million was paid in US dollar at an exchange rate of RMB 6.1474 = US$1.00.

(4)

On June 17, 2013, we declared a dividend of US$0.40 per ordinary share and a special dividend of US$0.40 per ordinary share amounting to a total of US$29.8 million for fiscal year 2012. This dividend was paid to our shareholders on July 10, 2013.

(5)

On August 5, 2013, we declared an interim dividend of US$0.10 per ordinary share for fiscal year 2013 amounting to a total of US$3.7 million. This dividend was paid to our shareholders on August 26, 2013.

(6)	The dividend declared by Yuchai for fiscal year 2013 was paid to us entirely in US dollar on May 16, 2014. For dividend paid for fiscal year 2013, the exchange rate used was RMB 6.2428 = US$1.00.
(7)

On May 12, 2014, we declared a dividend of US$1.20 per ordinary share amounting to a total of US$44.7 million for fiscal year 2013 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$26 million in cash and 928,033 ordinary shares.

(8)

The dividend declared by Yuchai for fiscal year 2014 was paid to us on May 29, 2015. For dividend paid for fiscal year 2014, RMB 32.6 million was paid in Renminbi and the remaining RMB 292.7 million was paid in US dollar at an exchange rate of RMB 6.2135 = US$1.00.

(9)

On May 22, 2015, we declared a dividend of US$1.10 per ordinary share amounting to a total of US$42.0 million for fiscal year 2014 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$23.4 million in cash and 1,102,634 ordinary shares.

(10)

The dividend declared by Yuchai for fiscal year 2015 was paid to us on May 26, 2016. The dividend paid for fiscal year 2015, RMB27.0 million was paid in Renminbi and the remaining RMB 244.1 million was paid in US dollar at an exchange rate of RMB6.5636=US$1.00.

(11)

On May 12, 2016, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$33.4 million for fiscal year 2015 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$17.8 million in cash and 1,413,760 ordinary shares.

(12)

The dividend declared by Yuchai for fiscal year 2016 has been approved for payment by Yuchai’s Board of Directors. It will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2016 and upon the receipt of approval by Yuchai’s shareholders.

Historical Exchange Rate Information

On December 31, 2016, the PBOC rate was RMB 6.9370 = US$1.00. On February 28, 2017, the PBOC rate was RMB 6.8750 = US$1.00.

On December 31, 2016, the noon buying rate was RMB 6.9430 = US$1.00. On February 28, 2017, the noon buying rate was RMB 6.8665 = US$1.00.

The following tables set forth certain information concerning exchange rates between Renminbi and US dollar based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate (1) (RMB per US$1.00)
Period	High	Low
October 2016	6.7819	6.6685
November 2016	6.9195	6.7534
December 2016	6.9580	6.8771
January 2017	6.9575	6.8360
February 2017	6.8821	6.8517
March 2017	6.9132	6.8687

	Noon Buying Rate (1) (RMB per US$1.00)
Period	Period End	Average (2)	High	Low
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
2017 (through February 28, 2017)	6.8665	6.8800	6.9575	6.8360

(1)

The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of December 31, 2016 was RMB 6.9370 compared with RMB 6.9430 for the noon buying rate at the end of December 31, 2016.

(2)	Determined by averaging the rates on each business day of each month during the relevant period.

Risk Factors

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of February 28, 2017, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 16,360,845 or approximately 40.2%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 23.4% of the outstanding shares of our Common Stock and has, since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 16.8% of the outstanding shares of our Common Stock as of February 28, 2017. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders.

As described above, HL Technology, a subsidiary of Hong Leong Asia, owns 9,520,251 shares of our Common Stock, as well as the special share. If HL Technology reduces its shareholding to less than 7,290,000 shares of our Common Stock, our Bye-Laws provide that the special share held by HL Technology will cease to carry any rights, and Hong Leong Asia may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — The Special Share.” If HL Technology sells or disposes of all of the shares of our Common Stock, we cannot determine what control arrangements will arise as a result of such sale or disposal (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our financial condition, results of operations, business, prospects or share price.

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

•

changes in general economic conditions, especially the effects of a weaker than expected recovery in the global economy in 2017 and beyond subject to substantial downside risks including heightened policy uncertainty especially regarding trade, financial market disruptions amid global financing conditions, and heightened geopolitical tensions globally, protracted recovery in the Euro Area and the economic effects from a withdrawal of the United Kingdom from the European Union and weaker than expected growth in China. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy;”

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

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2016. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”

Risks relating to our company and our business

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.

Our operations and performance depend significantly on worldwide economic conditions. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand. According to the World Bank’s Global Economic Prospects issued in January 2017, global growth in 2016 slowed to 2.3% from 2.4% in 2015, the weakest performance since the global financial crisis, mainly due to stagnant global trade, subdued investment in the automobile sector and heightened policy uncertainty.

The world economy is expected to grow moderately by 2.7% in 2017 compared with 2.3% in 2016. However, the World Bank has stated that there is substantial uncertainty around global growth projections and that there is a 50% probability that actual growth will be between 2% to 3.2%. The materialization of downside risks could derail a fragile global economic recovery. The downside risks to growth include rising policy uncertainty especially regarding trade, exacerbated by recent political developments, namely in the United States and the United Kingdom, financial market disruptions amid tighter global financing conditions and growth disappointments in major economies. In contrast, fiscal stimulus in major economies, particularly the United States, where the new administration has indicated an intention to pursue expansionary fiscal policies, represents an important upside risk to growth.

Pursuant to a referendum in the United Kingdom on June 23, 2016, the country voted to terminate its membership in the European Union (the “EU”) and leave the EU. On March 29, 2017, the United Kingdom’s new prime minister triggered Article 50 of the EU treaty of Lisbon, as a result of which the United Kingdom will officially leave the EU no later than April 2019. There is uncertainty surrounding the future of the United Kingdom and its relationship with the EU, including the terms of an agreement between the United Kingdom and the EU, if any, governing the terms of the United Kingdom’s withdrawal. The United Kingdom’s withdrawal from the EU may have an unfavorable impact on the economies of the Euro Area and beyond, particularly if other EU member states also decide to withdraw from the EU. According to its Winter European Economic Forecast issued on February 13, 2017, the European Commission anticipates economic recovery in the Eurozone will continue with growth in 2017 forecasted at 1.6%, down from 1.7% in 2016, and strengthening to 1.8% in 2018. However, heightened uncertainty arising from the United Kingdom’s commencement of formal negotiations to withdraw from the EU, the numerous elections to be held across Europe in 2017 and the key policies to be implemented by the new administration in the United States cast uncertainty on the European Commission’s forecast. In addition, the performance of the Chinese economy affects, to a significant degree, our financial condition, results of operations, business and prospects. For example, the various measures taken by the Chinese government from time to time to regulate economic growth and control inflation have in prior periods, significantly weakened demand for trucks in China, and may have a similar effect in the future. Uncertainty and adverse changes in the Chinese economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.

According to the National Bureau of Statistics, China’s economy grew by 6.7% in 2016, the slowest rate since 1990. Although the growth slowdown in China continues to be gradual in response to the Chinese government’s planned reform of the economy, there are downside risks to growth. The main short-term risk is the unwinding of high leverage in sectors with excess capacity, namely the manufacturing, industrial and real estate sectors. This may result in a sharper-than-expected slowdown in investment and hence in aggregate demand. There have been increasing concerns over China’s current debt levels which continue to trend upwards despite decelerating credit growth which has resulted in fears over possible defaults by local banks, corporate entities including state-owned enterprises and local provincial governments. On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress, the new government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fueled growth. On March 5, 2016, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China for the next five years from 2016 to 2020 to a range of 6.5% to 7.0% conceding that there were many challenges ahead including growing downward pressures on China’s economy. The 13th Five Year Plan covering the years 2016 to 2020 was also formerly approved at the annual legislative session. The 13th Five Year Plan is predicated on an average annual growth of 6.5% which is required in order to achieve the government’s goal of doubling per capita income by 2020 over 2010. On March 5, 2017, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China in 2017 to around 6.5% citing increased uncertainties, challenges and instabilities both in and outside of China. The Chinese government remains committed to pursuing a range of reforms as it laid out in the November 2013 reform document on new social and economic policies and the current leadership is expected to continue to implement new economic and social policies already announced and make further changes to existing ones as it continues to rebalance its economy. The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may also be adversely affected by changes in Chinese government policies.

Further, as a result of recurring liquidity tightening in the banking system, alternative lending and borrowing outside of traditional banking practices, generally known as “shadow banking”, has grown to become an integral and significant aspect of the Chinese economy. Such alternative lending is loosely regulated and has led to an increase in China’s debt levels leading to concern over rising bad debts and financial problems. As an increasing portion of the funds obtained from shadow banking are being used for investments in speculative and risky products or assets, should a widespread default on such investments occur, this could harm the growth prospects of the Chinese economy. While there has been increased scrutiny and oversight by regulators, this has not entirely eradicated the shadow banking industry in China. Even if the Chinese government increases regulation over such alternative lending and borrowing, there is no assurance that such regulations will be successful, or that they would not have an adverse impact on the overall loan markets and liquidity in China, which will negatively impact the Chinese economy.

The diesel engine business in China is dependent in large part on Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by Chinese government policies affecting our business.

Our business is dependent on the state of the commercial vehicle market in China. According to CAAM, the sales of commercial vehicles have experienced fluctuations over the years primarily as a result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In 2014, commercial vehicle sales were 2.9 million units, representing a decline of 10.8% compared with 2013 mainly due to a 13.0% decline in the truck segment. This was primarily due to the strict enforcement of the National IV emission standards from January 1, 2015. In 2015, the commercial vehicle market in China softened further and sales of commercial vehicles declined by 11.9% compared to 2014 to 2.5 million units. In 2016, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 2.7 million units, an increase of 8.3% compared with 2015, primarily due to an increase of 11.6% in the truck market as stricter enforcement of anti-overloading regulations resulted in higher sales, which was partially offset by a 9.9% decline in sales in the bus segment compared with 2015. The bus segment declined in every size category, led by a 20.1% decrease in heavy-duty bus sales. The Chinese government introduced generous incentives to encourage purchases of electric-powered vehicles to curb air pollution in the major cities, resulting in increased sales of electric-powered commercial vehicle and a corresponding decrease in sales of fuel-powered vehicles, particularly in the heavy-duty bus segment. For more details, see “— Increasing demand for electric vehicles may lead to decreases in demand for our engines affecting our market share and profitability” and “Item 5. Operating and Financial Review and Prospects — Overview.”

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. On August 11, 2013, the Chinese government released a guideline titled “Opinions of the State Council on Accelerating the Development of Energy-Saving and Environmental Protection Industries.” According to the guideline, the government planned to upgrade the environmental sector to a key industry by 2015 and fund through investments, tax breaks and direct subsidies, environmental protection industries across a range of technologies addressing air, water and soil pollution including energy saving products, electrical vehicles and pollution monitoring. On April 24, 2014, proposed amendments to the 1989 Environmental Protection Law were passed by China’s Standing Committee of the National People’s Congress. The new amendments which came into effect on January 1, 2015 provide for increased fines against polluting companies, detention of negligent executives, protection for whistleblowers and penalties for officials who fail to enforce laws. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014 - 2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020. Premier Li Keqiang in his 2017 annual policy report acknowledged the continued concerns over environmental pollution and stated that the Chinese government would increase the pace of progress to improve the environment, especially air quality. The measures to be adopted include tackling the sources of pollution in key industries, strengthening control over exhaust emitted by motor vehicles through the prohibition of use of higher emission vehicles, improving the quality of fuel and promoting the use of clean energy vehicles and the strict enforcement of environment laws and regulations. China’s 13th Five Year Plan covering the years 2016 to 2020, which was formerly adopted at the National People’s Congress in Beijing in March 2016 seeks to reduce energy consumption by 15% and carbon emissions by 18% by 2020. In addition, green and low-carbon industry systems will be set up, the use of new energy vehicles will be promoted and the industrialization level of electric cars improved. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws. The reforms which will be phased in on a pilot basis in 17 provinces and autonomous regions, will be completed nationwide in 2018. As part of the reforms, in 2016, the State Council dispatched central environmental inspection teams made up of ministerial level officials to 15 provincial areas, including Beijing, Shanghai and Guangzhou, to monitor local conditions and encourage provincial governments to fulfill their environmental protection responsibilities, resulting in disciplinary actions against a number of government officials and the imposition of fines for environmental violations. Such central environmental inspections are intended to cover all provinces, autonomous regions and municipalities by the end of 2017. In addition, in February 2017, China’s Environment Minister announced a month-long special inspection on air quality across Beijing and Tianjin municipalities and Hebei, Shanxi, Shandong and Henan provinces to check on the implementation of pollution control measures by both local governments and companies.

Although a series of policy and reform measures have been formulated to create a sustainable environment for the rapid growth of the energy saving and environmental protection industry, there is no assurance that these measures will be successful. Any leadership changes in China during the 19th Communist Party of China National Congress to be held in the autumn of 2017 may also result in uncertainty regarding Chinese government policies. We cannot assure you that the Chinese government will not change its policies in the future. Such policy changes may de-emphasize the use of diesel engines and encourage increased use of cleaner energy alternatives, and any such changes will adversely affect our financial condition, results of operations, business or prospects. The government incentive schemes have, from time to time contributed to an increase in our engine sales in the past. However, since government incentive schemes may be changed from time to time, there can be no assurance that sales of our engines will continue to grow at the same rate as in the past or at all.

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

Although we own 76.4% of the outstanding shares of Yuchai, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s Chinese shareholders regarding our investment in Yuchai, we may have to rely on the Chinese legal system for remedies. The Chinese legal system may not be as effective as compared to other more developed countries, such as the United States. See “Item 3. Key Information — Risk Factors — Risks relating to China — The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.” We have, in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s Chinese shareholders in the daily management and operation of Yuchai. We have, in the past also experienced problems from time to time in obtaining the assistance and cooperation of the State Holding Company in dealing with other various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement, the Reorganization Agreement and the Cooperation Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors. Yuchai’s Articles of Association have been amended and such amended Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009, entitle the Company to elect nine of Yuchai’s thirteen directors, thereby reaffirming the Company’s right to effect all major decisions relating to Yuchai. While Yuchai has affirmed the Company’s continued rights as Yuchai’s majority shareholder and authority to direct the management and policies of Yuchai, no assurance can be given that disagreements and difficulties with Yuchai’s management and/or Yuchai’s Chinese shareholders will not recur, including implementation of the Reorganization Agreement and the Cooperation Agreement, corporate governance matters or related party transactions. Such disagreements and difficulties could ultimately have a material adverse impact on our consolidated financial position, results of operations and cash flows.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ending December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2012 to 2016. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012 to 2016.

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

Our sales are concentrated among the Dongfeng Group, which includes Dongfeng Automobile Co., Ltd., one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd. In 2016, sales to the Dongfeng Group accounted for 26.2% of our total revenue, of which sales to our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Automobile Co., Ltd., accounted for 9.8% and 4.0%, respectively. In 2016, our sales to our top five customers including the Dongfeng Group accounted for 40.9% of our total revenue. Although we consider our relationship with the Dongfeng Group and the other top four customers to be good, the loss of one or more of the companies within the Dongfeng Group as a customer or any one of our other top four customers whether singly or combined together would have a material adverse effect on our financial condition, results of operations, business or prospects.

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

The diesel engine industry in China is highly competitive. We compete with many other China domestic companies, most of which are state-owned enterprises. Some of our competitors have formed joint ventures with or have technology assistance relationships with foreign diesel engine manufacturers or foreign engine design consulting firms and use foreign technology that is more advanced than ours. We expect competition to intensify as a result of:

•	improvement in competitors’ products;

•	increased production capacity of competitors;

•	increased utilization of unused capacity by competitors;

•	price competition;

•	increased emphasis on new-energy vehicles; and

•	consolidations in the diesel engine industry.

In addition, we believe there has been excess capacity in the diesel engine industry in the past from time to time due to fluctuations in market demand. For example, market demand has fluctuated between 2010 and 2016 as a result of, among other things, stimulus measures announced by the Chinese government to counter the effects of the 2008 global financial crisis, investment in capacity expansion by our competitors, the phasing out of Chinese government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities, pre-buying of commercial vehicles prior to the implementation of new emission standards in China and incentives to encourage purchases of electric-powered vehicles. For more details, see “Item 5. Operating and Financial Review and Prospects — Overview.”

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

Increasing demand for electric vehicles may lead to decreases in demand for our engines affecting our market share and profitability.

In recent years, the Chinese government has been focused on developing the new-energy vehicle industry to curb air pollution. New energy vehicles are defined as vehicles powered by alternative sources of energy instead of fossil fuel-powered engines, such as the diesel and natural gas engines that we produce. New energy vehicles include hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles.

The Chinese government has introduced generous incentives to encourage purchases of electric-powered vehicles to curb air pollution in major Chinese cities. As a result, sales of electric-powered commercial vehicles increased by approximately 400% in 2015 to 86,813 units from 17,465 units in 2014, according to CAAM. The sales of electric-powered commercial vehicle increased by approximately 60.2% in 2016 to 139,609 units compared to 86,813 units in 2015, according to CAAM. There was a corresponding decrease in sales of fuel-powered vehicles, particularly in the bus segment, which declined by 9.9% in 2016 compared to 2015, according to CAAM, resulting in a decrease in our sales of diesel engines with bus applications.

At the recent legislative session of the National People’s Congress in March 2017, the Chinese government reiterated its push for greater use of new-energy vehicles and encouraged more innovation to accelerate the sector’s development. Since December 2016, China has gradually reduced subsidies for new-energy vehicles and expects to phase out all financial assistance by 2020. The entry of electric-powered vehicles into the commercial vehicle market in China is a relatively new development and is marked by new and changing technologies and evolving government regulation, industry standards and customer preferences, taking into account a variety of factors, for such vehicles compared with fossil fuel-powered vehicles. As such, it is difficult at this early stage of the market’s development in China, to predict the growth and demand prospects for such vehicles.

If the market for electric-powered vehicles continues to develop or develops more quickly than we expect, the additional competition could reduce demand for our engines, which could adversely affect our business, financial condition results of operations and prospects.

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

•

On February 19, 2016, we announced that Yuchai had entered into an agreement with MTU Friedrichshafen GmbH (“MTU”). a subsidiary of Rolls-Royce Power Systems, to set up a 50-50 joint venture, for the production, under license from MTU, of MTU diesel engines in China. The joint venture entity, MTU Yuchai Power Company Limited, was incorporated on January 18, 2017 and is based at Yuchai’s primary manufacturing facilities in Yulin and is expected to begin production in 2018. The joint venture will produce MTU Series 4000 diesel engines compliant with Tier-3 emission standards and power outputs ranging from 1,400 to 3,490 kW, primarily for the Chinese off-highway market, in particular for power generation and oil and gas applications.

In April 2007, Yuchai entered into an Equity Joint Venture Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited to form two joint venture companies for the development, production and sale of the 4Y20 diesel engine and parts for passenger vehicles. In May 2012, Yuchai exited one joint venture in Zhejiang Province and increased its stake in the second joint venture in Jining, Shandong Province (“Jining Yuchai”) through a share swap agreement that gave Yuchai a 70% shareholding in Jining Yuchai, with Geely maintaining its 30% shareholding. In September 2014, Yuchai divested its entire 70% shareholding in Jining Yuchai. However, Yuchai consolidates Jining Yuchai as a result of various contractual arrangements that allow Yuchai to exercise effective control over Jining Yuchai. See Note 3.1 to the accompanying consolidated financial statements in Item 18. We may be unable to treat Jining Yuchai as a consolidated entity if our various contractual arrangements are terminated or expire without being renewed. In addition, these arrangements may not be as effective in providing control over Jining Yuchai and its equity holders as direct equity ownership. The technology for the 4Y20 diesel engine is entirely owned by Jining Yuchai. In 2014, we recorded an impairment loss of RMB 60 million on the intellectual property relating to the 4Y20 technology for the year ended December 31, 2014. In 2015, we recorded a further impairment loss of RMB 26.7 million. No further impairment was recorded in 2016 and as of December 31, 2016, the accumulated impairment loss recorded on the intellectual property relating to the 4Y20 technology was RMB 86.7 million. See “Item 5. Impairment of long-lived assets, including goodwill and intangible assets.” Any adverse developments with respect to Jining Yuchai or our inability to consolidate Jining Yuchai could adversely affect our business, financial condition and results of operations.

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

The development of a sustainable market for natural gas engines in China may be affected by many factors, some of which are beyond our control, including:

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

There can be no assurance, however, that a sustainable market for natural gas vehicles will develop in China or in other countries around the world or that our initiative to increase our market share in the natural gas engine market will be successful or profitable. For example, in 2016, our sales of natural gas engines continued to decline primarily due to increased demand for electric-powered vehicles and a reduction in oil prices.

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

In 2014, Yuchai recorded engine sales of 483,825 units. In 2015, engine sales decreased to 364,567 units, a 24.6% decrease as compared with 2014. In 2016, engine sales declined further by 12.1% to 320,424 units. We cannot assure you that we will be able to maintain or increase engine sales in the future. For example, we may not be able to maintain or increase our engine sales or revenue commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.” In addition, we cannot assure you that we will be able to properly manage any future growth, including:

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

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollar, Singapore dollar or Renminbi. In 2013, Yuchai issued the first tranche of RMB-denominated three year unsecured medium-term notes (“MTNs”) in China amounting to RMB 1.0 billion upon the receipt of approval from NAFMII, at an annual interest rate of 4.69%. The MTNs matured on May 30, 2016. In April and September 2015, Yuchai issued two tranches of ultra short-term bonds (“USTB”) amounting to a total of RMB 800 million at interest rates of 4.9% and 3.9% which matured on May 9, 2015 and June 13, 2016, respectively. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

In 2015, there were significant reductions in interest rates for bank loans in China. For example, the interest rate varied between 5.6% and 4.35% in 2015 which affected our cost of funding and bill discounting, and our results of operations. In addition, following a period of unusually low interest rates, the U.S. Federal Reserve raised its benchmark interest rate in 2016 and may further increase interest rates in the future. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects.

Our financial condition, results of operations, business or prospects could also be adversely affected by a devaluation of the Renminbi. The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollar, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies, such that the Renminbi was no longer pegged to the US dollar. On August 10, 2015, the PBOC introduced a change in the calculation of the Renminbi reference rate cutting its daily reference rate by 1.9 percent, in order to foster greater exchange rate flexibility. On December 1, 2015, the International Monetary Fund (the “IMF”) announced the inclusion of the Renminbi in the basket of currencies which make up the IMF’s Special Drawing Right (“SDR”). This was the first time in over 15 years that the list of currencies comprising the SDR has been altered recognizing China’s gradual integration into the world economy. On October 1, 2016, the Renminbi was officially included into the IMF’s SDR alongside the US dollar, the Japanese yen, Euro and the British pound. From December 31, 2012 to December 31, 2016, the Renminbi depreciated about 11.4% against the US dollar. From December 31, 2012 to December 31, 2016, the Singapore dollar depreciated about 18.4% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollar and other currencies could have an adverse effect on our business, financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. The global economic crisis resulted in a slowing of the rate of inflation in January 2009 and thereafter into negative territory until November and December 2009 according to the National Bureau of Statistics. According to the National Bureau of Statistics, the annual inflation rate for 2015 and 2016 was 1.4% and 2.0%, respectively, below the 3.0% target set by the Chinese government. The inflation rate was 2.5% and 2.3% in January 2017 and February 2017, respectively. On March 5, 2017, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced that the annual inflation rate target would be maintained at around 3.0% in 2017, the same inflation rate as in 2016. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations. Recently, concerns have arisen over deflationary pressures in China as a result of weak domestic demand. A prolonged period of deflation may result in falling profits, closure of businesses, shrinking employment and incomes and increasing defaults on loans by companies and individuals, any of which could adversely affect our business, financial condition or results of operations.

We may be adversely affected by environmental regulations.

We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and strict enforcement of the standards was implemented nationwide on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2016, the Ministry of Industry and Information Technology and the Ministry of Environmental Protection announced that all light petrol vehicles, light diesel buses and heavy diesel vehicles used for the purposes of public transportation, environmental sanitation and postal services must comply with National V emission standards from January 1, 2017. All other heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with the National V emission standards from July 1, 2017 and January 1, 2018, respectively. Yuchai produces diesel engines compliant with National IV and National V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards and develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In December 2016, the Ministry of Environmental Protection announced that all light-duty vehicles, namely passenger cars and pick-up trucks, must comply with National VI emission standards with effect from July 1, 2020. In October 2010 and October 2014, China officially implemented the Tier-2 and Tier-3 emission standards nationwide, respectively. Strict enforcement of the Tier-3 emission standards was implemented nationwide on December 1, 2016. The Tier-4 emission standards were implemented in Beijing and Shenzhen on January 1, 2015 and October, 2015, respectively. Yuchai is able to produce diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai continues to produce such engines solely for export from China. While Yuchai produces diesel engines compliant with the current emission standards in both the off- and on-road markets, Yuchai may be required to increase its research and development expenses in order to meet increasingly stringent emission standards, and there can be no assurance that Yuchai will be able to comply with applicable emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

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

On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress,, the new Chinese government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fueled growth. On March 5, 2016, at the National People’s Congress in Beijing, the growth target for China for the next five years from 2016 to 2020 was lowered to a range of between 6.5% to 7.0%. On March 5, 2017, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China in 2017 to around 6.5% citing increased uncertainties, challenges and instabilities both in and outside of China.

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

The Chinese government is undertaking a number of strategic initiatives that may directly or indirectly affect demand for our products. These include the “One Belt, One Road” initiative to develop a network of railways, highways and other forms of infrastructure in the Eurasian area, the proposed Regional Comprehensive Economic Partnership, which is a proposed free trade agreement, and the establishment of a new development bank to support infrastructure development in the Asia-Pacific region. Further, in view of the increased focus on domestic consumption and services, further initiatives and changes to existing economic and social policies are expected to be announced and implemented by the Chinese government. Although we believe that the economic initiatives, policies, measures and reforms adopted by the Chinese government will continue to have a positive long-term effect on economic development in China and that we will continue to benefit from these policies, measures and reforms, such government actions may, from time to time, be modified or reversed or have an adverse effect on the price of diesel and diesel-using products and the diesel engine market in general. Adverse changes in the Chinese laws, regulations or policies could have a material adverse effect on the overall economic growth of China and infrastructure investment in China. These developments could adversely affect our business, financial condition and results of operations.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our financial condition, results of operations, business or prospects.

Growth in the global economy slowed to 2.3% in 2016 from 2.4% in 2015 mainly due to stagnant global trade, subdued investment and heightened policy uncertainty. Advanced economies continue to be afflicted by weak growth and low inflation amid rising uncertainty about future policy direction. After slowing to 1.6% in 2016, growth is projected to recover in 2017 to 2019 although the range of possible outcomes has significantly widened after the elections in the United States and the United Kingdom’s decision to leave the European Union. According to the World Bank’s Global Economic Prospects issued in January 2017, growth in China was estimated to have slowed to 6.7% in 2016 and is expected to decelerate to 6.5% in 2017 and to 6.3% in 2018 and 2019 reflecting soft external demand, heightened uncertainty over global trade prospects and slower private investment. The rebalancing from manufacturing to services and from investment to consumption is expected to slow. The National Bureau of Statistics has reported that China’s economy expanded 6.7% in 2016, the slowest rate since 1990. Although the growth slowdown in China continues to be gradual, downside risks to growth exists. For more information on the Chinese economy, see “Item 3. Key Information — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.”

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

Yuchai, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account and foreign debt account continue to be subject to limitations and require registrations with and reviews from the designated foreign exchange banks and SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. The General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. On March 30, 2015, SAFE issued a notice to take effect from June 1, 2015 loosening the explicit prohibition against the use of Renminbi converted from capital contribution in foreign currency for domestic equity investment as set out in its circulars of August 2008 and July 2011. On June 9, 2016, SAFE issued a notice which became effective on the same day, further allowing the use of Renminbi converted from capital contribution in foreign currency to be used for providing loans to affiliated enterprises of foreign invested enterprises. As the new policy has recently been implemented, its full applicability to a foreign-invested enterprise is currently uncertain.

Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations.

We face risks related to health epidemics or outbreaks of communicable diseases. For example, in 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome (“SARS”), which severely restricted the level of economic activity in affected areas and had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. In 2009, an outbreak of H1N1 flu first occurred in Mexico and quickly spread to other countries, including China. In addition, an infectious strain of influenza known as the H5N1 Avian flu has been reported from time to time in China, Hong Kong, Vietnam, and other parts of Asia. More recently, a new strain of Avian flu (H7N9) was reported in China and a new virus known as the novel coronavirus, NCoV, was reported in the Middle East and other parts of the world. Beginning in 2014, the largest Ebola virus outbreak in history affected numerous countries in West Africa and led to various reported cases of Ebola around the world. Beginning in April 2015, outbreaks of Zika fever caused by the Zika virus were recorded in countries in South and Central America, Mexico and the Caribbean. On February 1, 2016, the World Health Organization (“WHO”) declared the virus and its suspected link to birth defects to be an international public health emergency. As of February 2017, according to the situation report of the WHO, the virus continues to spread geographically in areas where competent vectors are present. Although a decline in cases of Zika infection has been reported in some countries, or in parts of some countries, a high level of continuing vigilance is required.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States, is registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”). As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with relevant U.S. laws and professional standards. Our auditor engages its China-based affiliate to audit our China entities and China is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the China Ministry of Finance (the “China MoF”) to establish a cooperative framework for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the China MoF in the United States and China. However, as of February 28, 2017, the parties had not reached a definitive agreement to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. stock exchanges. During its Standing Advisory Group meeting on November 12th and 13th, 2015, the PCAOB affirmed its commitment to reaching an agreement with the CSRC and the China MoF to conduct inspections in China although the process has proven more difficult than originally anticipated.

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

Risks relating to our investment in HLGE

The HLGE group operates hotels in the PRC and Malaysia. As of February 28, 2017, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.

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

These factors have made it difficult for the HLGE group to obtaining financing from financial institutions or to repay its debt obligations to us. In view of these difficulties, we extended the S$68 million loan to HLGE for another year from July 2017 to July 2018 to provide financial support, which is essential to ensure HLGE group’s ability to continue as a going concern. The current outstanding loan amount of S$68 million has been extended eight times by us since 2010.

On February 13, 2017, HLGE announced the entry into of a Memorandum Of Understanding (“MOU”) with a third party in relation to the proposed disposal of its entire shareholding interest in a wholly-owned subsidiary of HLGE that holds its 60% shareholding interest in Copthorne Hotel Qingdao and its 100% shareholding interest in Elite Residences serviced apartments in Shanghai (“Proposed Disposal”). The Proposed Disposal is subject to the entry between the parties, of a sale and purchase agreement by February 28, 2017 or such other date as may be agreed by the parties in writing (“Long-Stop Date”). On February 28, 2017, HLGE announced that the Long-Stop Date has been extended from February 28, 2017 to March 15, 2017. On March 15, 2017, HLGE further announced that the Long-Stop Date has been extended from March 15, 2017 to April 15, 2017. On April 16, 2017, HLGE announced that no sale and purchase agreement had been entered into between the parties by the Long Stop Date and as there was no extension of the Long Stop Date, the MOU had lapsed.

The HLGE group will likely require additional funds for its core businesses and to invest in future growth opportunities. There is no assurance that the HLGE group would be able to generate sufficient internal funds to finance its growth plans or to pay the outstanding debt owing to us either through additional disposals of their assets or potential merger and acquisition opportunities to grow its earnings base. There is no assurance that the Proposed Disposal will be proceeded with or that the parties will enter into a sale and purchase agreement by the Long-Stop Date or at all. Accordingly, the HLGE group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE may dilute our equity interests in HLGE. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain sufficient funds to finance its growth plans or to repay outstanding debt to us will adversely affect the HLGE group’s business, financial performance and financial position and the HLGE group’s ability to continue as a going concern that in turn could have a material adverse effect on the value of our investment in the HLGE group.

The HLGE group may be unable to remain listed.

The HLGE group recorded pre-tax losses for five consecutive fiscal years from 2009 to 2013. For fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned Copthorne Hotel Cameron Highlands. For fiscal year 2015, the HLGE Group recorded a pre-tax loss and for fiscal year 2016, the HLGE Group recorded a profit. The HLGE group’s average daily market capitalization has fallen below the minimum threshold of S$40 million resulting in it being placed on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failing to comply with the minimum criteria for continued listing. On May 31, 2016, upon HLGE’s formal request, the Singapore Exchange Securities Trading Limited granted HLGE an extension of time to June 3, 2017 to comply with the minimum criteria for continued listing. If HLGE does not comply with the listing requirements of the Singapore Stock Exchange by June 3, 2017, it may be removed from the Official List of the Singapore Stock Exchange or trading in its shares may be suspended with a view toward removal. The Monetary Authority of Singapore and the Singapore Stock Exchange introduced a minimum trading price (“MTP”) of S$0.20 for issuers listed on the Main Board of the Singapore Exchange, which took effect from March 2, 2015 as a continuing listing requirement. Issuers were first assessed for compliance with the MTP on March 1, 2016 and those who failed to comply with the MTP at the first review date or any of the subsequent quarterly reviews would be placed on the Watch-list. On March 2, 2015, HLGE announced that as its shares have been trading below the MTP for the past six months prior to March 2, 2015, it proposed to undertake a share consolidation of every ten existing issued ordinary shares in the share capital of HLGE into one consolidated share subject to shareholders’ approval and the Singapore Stock Exchange. The share consolidation was completed on May 14, 2015 following approval from its shareholders and from the Singapore Stock Exchange.

In the event that HLGE is unable to meet the requirements for continued listing, it may be removed from the official list of the Main Board of the Singapore Exchange. The delisting of HLGE’s ordinary shares could make it more difficult for HLGE to raise capital and obtain financing. The resulting lack of liquidity in HLGE’s ordinary shares could also affect our ability to dispose of our shareholding in HLGE. Each of these events could have a material adverse effect on HLGE’s business, financial condition and operating results and its ability to continue as a going concern and its ability to pay our debt, which in turn could have a material adverse effect on our investment in the HLGE group.

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

To our knowledge, since January 2016, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor have we made any public takeover offers in respect of the shares of other companies.

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the capital of TCL through our wholly-owned subsidiary, Venture Delta. Our shareholding in TCL has since changed through various transactions, and as of December 31, 2012, we had a 12.2% interest in the outstanding ordinary shares of TCL, which has further reduced to 7.7% as of December 31, 2013 and has since remained unchanged as of February 28, 2017.

•

In February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis. Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which has remained unchanged as of February 28, 2017.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

As of February 28, 2017, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia.

•

As of February 28, 2017, through our wholly-owned subsidiary, Venture Delta, we had a 7.7% equity interest in TCL. The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

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

Yuchai was founded in 1951 and became a state-owned enterprise in 1959. Prior to 1984, Yuchai was a small producer of low-power diesel engines for agricultural machinery. In 1984, Yuchai introduced the earliest model of its 6105 (YC6J) medium-duty diesel engine for medium-duty trucks. In July 1992, in order to raise funds for further expansion, Yuchai became the first state-owned enterprise in the Guangxi Zhuang Autonomous Region to be restructured into a joint stock company. As a result of this restructuring, Yuchai was incorporated as a joint stock company in July 1992 and succeeded the machinery business of Yulin Diesel. All of Yulin Diesel’s businesses, other than its machinery business, as well as certain social service related operations, assets, liabilities and employees (for example, cafeterias, cleaning and security services, a hotel and a department store), were transferred to the State Holding Company. The State Holding Company also became the majority shareholder of Yuchai through its ownership stake of approximately 104 million shares of Yuchai, or State Shares. The State Holding Company is owned by the Yulin City government. In connection with its incorporation, Yuchai also issued seven million shares to various Chinese institutional investors, or Legal Person Shares.

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

Business Overview

Emission Standards

The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and strict enforcement of the standards nationwide commenced on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2016, the Ministry of Industry and Information Technology and the Ministry of Environmental Protection announced that all light petrol vehicles, light diesel buses, and heavy diesel vehicles used for the purposes of public transportation, environmental sanitation and postal services must comply with National V emission standards from January 1, 2017. All other heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with the National V emission standards from July 1, 2017 and January 1, 2018, respectively. Yuchai produces diesel engines compliant with National IV and V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In December 2016, the Ministry of Environmental Protection announced that all light-duty vehicles, namely passenger cars and pick-up trucks, must comply with National VI emission standards with effect from July 1, 2020. In October 2010 and October 2014, China officially implemented the Tier-2 and Tier-3 emission standards nationwide, respectively. Strict enforcement of the Tier-3 emission standards was implemented nationwide on December 1, 2016. The Tier-4 emission standards were implemented in Beijing and Shenzhen on January 1, 2015 and October 1, 2015, respectively. Yuchai is able to produce diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai continues to produce such engines solely for export from China.

Products and Product Development — Yuchai

Yuchai manufactures diesel and natural gas engines for light-, medium- and heavy-duty trucks, buses and passenger vehicles, marine and industrial applications and generator sets. Yuchai also manufactures diesel engines for construction and agriculture applications and is a supplier of after-market parts and services.

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

Yuchai is also expanding its production and research and development capabilities in natural gas engines in order to meet the growing demand in the natural gas engine market in China and provide a full range of natural gas engines to complement all of its current diesel engine models. Yuchai is also extending its high horse power marine diesel and power generator engines to cover engines from 16 liters up to 107 liters.

New Products

In 2016, we announced the launch of four new engine models which are the YC4Y22-50, YC6K13-50, YC6JN-60 and the YCHPS hybrid engine.

(a)

The YC4Y22-50 engine compliant with National V emission standards is for use in light-duty buses and pick-up trucks. It has a displacement volume of 2.17 liter and a power range of 120 to 150 hp with a maximum torque of 360 N-m.

(b)

The YC6K13-50 engine compliant with National V emission standards is an upgraded version of the YC6K12 engine series with reinforced engine components. This engine has an increased displacement volume and power range of 490 to 580 hp with maximum torque of 2,550 N-m.

(c)

The YC6JN-60 is a natural gas engine compliant with National VI emission standards. The engine is ideal for use in regular and hybrid public transportation buses, highway and tour buses, and various municipal vehicles.

(d)

The YCHPS hybrid engine compliant with National V emission standards is the latest design incorporating the YC4EG gas engine with an ISG generator. The system can be operated in buses with hybrid or full electric operating systems with an external plug-in system. The engine is designed for use in seven to ten meter coaches and buses.

In 2015, we announced the launch of 10 new engines as detailed below:

(a)

The YC6L-60 diesel engine is compliant with National VI emission standards. This engine is a high-end model of the YC6L heavy-duty platform. It has a power range between 177 to 243 kW and is designed for use in buses between 10 to 12 meters and trucks that carry loads of between 25 to 40 metric tons. Improvements to the engine include medium cooling exhaust gas recirculation technology, innovative diesel particle filter and efficient Selective Catalytic Reduction (“SCR”) technologies.

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

(c)

Three new diesel engines meeting Tier-3 emission standards. Two new models, the YC6J-T30 and YC4D-T30, are for the loader, excavator and forklift markets. The YC4A-T30 engine, which has been upgraded, is designed for agriculture application. This engine improves the heat transfer efficiency of the cooling system by more than 30%, and uses a high pressure injection mechanical in-line pump and Exhaust Gas Recirculation (“EGR”) technology.

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

Existing Diesel Engine Products

Our existing diesel engine products include light-duty, medium-duty and heavy-duty engines. The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4D, YC4E, YC4FA, YC4FQ, YC4DN, YC4S, YC6A, YC6J, YC6JN, YC6K, YC6K13, YC6KN, YC6L, YC6MK, YC6MKN, YC6LN.
Bus	YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YC6LN, YC6K, YC6KN, YG6A, YC4G, YC4GN, YC4E, YC4EG, YC4D, YC4DN, YC4FA, YC4FQ, YC4S
Construction	YC4A, YC4D, YC4DN, YC4F, YC4G, YC4GN, YC6B, YC6J, YC6JN, YC6G, YC6L, YC6LN, YC6A
Agriculture	YC4A, YC4FA, YC6A, YC6B, YC4D, YC6J, YC6L
Marine	YC4D, YC4F, YC4FA, YC6A/6B, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC12VC, YC6MK
Generator-Drive	YC4R, YC4FA, YC4F, YC4D, YC6A, YC6G, YC6L, YC6LN, YC6MK, YC6MJ, YC6T, YC6C, YC6CL, YC12VC, YC16VC, YC6MKN, YC6K, YC6KN
Other	YC4W, YC4Y, YC4FB

(a)	Light-Duty Diesel Engines

Trial production of the 4-Series light-duty diesel engines commenced in late 1999 and today, they represent a stable of reliable and high performance engines. Significant improvements to the technical specifications of the 4-Series engines to meet National IV emission standards have resulted in higher customer acceptance resulting in consistent sales demand since 2005.

Our line of 4-Series light-duty diesel engines consists of the following:

•

The upgraded YC4A-T-30 engine is designed for agriculture application. This engine improves the heat transfer efficiency of the cooling system by more than 30%, and uses a high pressure injection mechanical in-line pump and exhaust gas recirculation (“EGR”) technology. It is also compliant with Tier-3 emission standards for off-road applications.

•	The YC4D engine was launched in the market in 2001 based on YC6A and YC6B engines. The YC4D engine is designed for light trucks and passenger vehicles.

•	The YC4G engine was primarily based on the YC6G engine and is designed for use in light to medium-duty cargo trucks and buses. The YC4G engine also features low emission characteristics.

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

•

The YC4D/YC4E engine is a 4-cylinder, four-stroke engine with a rated power ranging from 120 to 180 PS. The YC4D diesel engine was co-developed by Yuchai and Germany FEV, and features lower emission, lower fuel and oil consumption, lower noise, higher reliability, lower price and better upgrading potential. The YC4E series diesel engine was developed on the basis of the YC6G series diesel engine with a displacement of 7.8 liters through stroke-shortening and bore-reducing which maintains advantages over the YC6G series diesel engines and features higher dynamic characteristics, easier operation and maintenance, and is used in high-speed and light-duty vehicles. In addition, the YC4D-T30 engine for the loader, excavator and forklift markets is compliant with Tier-3 emission standards for off-road applications.

•

The YC4G was also further developed to be used in hybrid buses. This relatively small diesel engine coupled with a motor will enable the hybrid bus to power medium to large buses and at the same time reduce fuel consumption and emissions. The YC4G is rated at 170 to 220 PS.

•	The YC4EG-50 diesel engine contains a 4.73 liter engine for medium-duty buses and light- and medium-duty highway trucks. It is compliant with National V emission standards.

•

The YC4S engine at 3.8 liter is rated at 55 to 170 PS and its main applications are in highway vehicles and industrial engines. The YC4S engine is certified compliant with National IV emission standards for on-highway use and Tier-2 emission standards for the industrial market.

The YC4S engine’s upgraded model YC4S-48 was introduced for the high-end, light-truck market. This model targets the mid- and high-end, on-road vehicles with a load capacity between five to eight metric tons. It generates 88 to 110 kW power using a common rail system paired with Exhaust Gas Recirculation (EGR), Diesel Oxidation Catalyst (DOC) and Particulate Oxidation Catalyst (POC) technologies.

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

YC6J Diesel Engines

The YC6J medium-duty engine is a 6-cylinder, four-stroke engine that offers up to 230 PS. The YC6J engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. Yuchai believes that its YC6J engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability.

The hybrid YC6J engine was launched in October 2010 for use in public buses. The YC6J National IV compliant 6.5 liter, 6-cylinder, 132 to 180 kW, 2500 rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. These engines are suitable for use in coaches of eight to 11 meters in length.

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

The YC6J engines previously compliant only with National IV emission standards have been upgraded to meet the National V emission standards with improved fuel efficiency and performance. In addition, the YC6J-T30 for the loader, excavator and forklift markets is compliant with Tier-3 emission standards for off-road applications.

YC6A and YC6B Diesel Engines

In response to the introduction of high-power medium-duty engines by its competitors in 1995, Yuchai began the development of its YC6A and YC6B medium-duty engine which offers improved overall performance compared to the YC6J engine, principally because of greater horsepower, increased reliability and improved acceleration.

The YC6A National IV compliant 6-cylinder, 4-valves, 162 to 225 kW, 2300 rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. Its main applications are in medium-sized trucks, construction machines, boats, generators, and agricultural machinery.

The YC6A engines have been upgraded to meet the National IV emission standards with improved fuel efficiency and performance.

YC6G Diesel Engines

YC6G National IV compliant 7.8 liter, 6-cylinder, 147 to 199 kW, 2000 to 2200 rpm diesel engine uses DELPHI electronic controlled high-pressured common-rail fuel injection technology. Yuchai has also developed variants that use CNG or LNG as fuel, using similar major components. Its main applications are for buses and coaches of 11 to 12 meters in length.

(c)	Heavy-Duty Diesel Engines

YC6G Heavy-Duty Diesel Engines

The YC6G heavy-duty engine is a 6-cylinder, four-stroke engine with a rated power ranging from 190 to 270 PS.

6L Heavy-Duty Diesel Engines

The 6L heavy-duty engine is a National IV and V compliant 6-cylinder, four-stroke, turbocharged intercooling engine, with a rated power ranging from 280 to 350 PS. The 6L heavy-duty engine was co-developed with FEV, an independent German-owned engine development institute for big passenger buses.

The YC6L-60 diesel engine is Yuchai’s newest engine compliant with National VI emission standards. This engine is a high-end model of the YC6L heavy-duty platform. It has a power range between 177 to 243 kW and is designed for use in buses between ten to 12 meters and trucks that carry loads of between 25 to 40 metric tons. Improvements to the engine include medium cooling exhaust gas recirculation technology, innovative diesel particle filter and efficient SCR technologies.

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

YC6MJ Heavy Duty Diesel Engines

YC6MJ is an upgraded version of the YC6MK engine with larger piston for power extension and adopting a traditional high pressure injection system. It is an 11.7 liter engine rated at 450 PS and is for use in mining, marine and power generation applications.

YC6K Diesel Engines

The YC6K 6-cylinder diesel engine is National IV and National V compliant, has a capacity of between 10/12/13 liter and is rated at 380 to 550 PS. The components and combustion systems of the engine are developed with the latest technology and are suitable for use in heavy-duty trucks and for coaches exceeding 12 meters in length. The YC6K is the product of a joint venture company which was established in 2009 pursuant to an agreement Yuchai entered into with Jirui United to produce heavy-duty vehicle engines with the displacement range from 10.5 to 14 liter. For more details on the joint venture company, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects may be adversely affected.”

YC6K13 Diesel Engine

The YC6K13-50 engine compliant with National V emission standards is an upgraded version of the YC6K12 engine series with reinforced engine components. This engine has an increased displacement volume and power range of 490 to 580 hp with maximum torque of 2,550 N-m.

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

•

YC6T is a 6-cylinder engine rated at 360 to 600 PS and is suitable for construction applications. It was launched in early 2011 and is used in marine propulsion, power generators, construction and mine trucks. The YC6T engine rated 404 to 440kW at 1500 rpm is for power generation, while those rated 290 to 396 kW at 1500 to 1800 rpm are for marine applications and those rated 350 to 540 PS at 1350 rpm are for marine propulsion.

•

YC6C is a 40 liter, 6-cylinder engine rated at 700 to 1000 PS. It was launched in early 2011 and is used in marine propulsion, power generators, construction and mine trucks. The YC6C engine rated 680 to 850 kW at 1500 rpm is for power generation and those rated 560 to 680 kW at 1500 rpm are for marine propulsion.

•	YC6CL is an upgraded version of the YC6C engine with longer piston stroke for better power output and performance. The YC6CL engine is a 54 liter engine rated at 800 to 1200 PS.

•

YC12VT is derived from the YC6T engines where the V-engine enables the engine to have a compact configuration. The engine is 12 cylinders, 33 liter rated at 538 to 645 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VT is expected to be launched in 2017.

•

YC12VC is derived from the YC6C engines where the V-engine enables the engine to extend its power output at similar engine platform. The engine is 12 cylinders, 80 liter rated at 1120 to 1800 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VC was commercially launched in the last quarter of 2015.

•

YC16VC is derived from the YC6C engines where the V-engine enables the engine to extend its power output at similar engine platform. The engine is 16 cylinders, 108 liter rated at 1960 to 2400 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC16VC was commercially launched in late 2016.

Other Products and Services

Our other products are YC4W, YC4Y diesel engines, natural gas engines, diesel power generators, diesel engine parts and remanufacturing services.

(a)	YC4W Diesel Engines

The YC4W engines are featured with 1.2 liter and 1.4 liter 4-cylinder, 4-valves, 60 to 90 PS, 4000 to 4200 rpm and are compliant with National IV emission standards. The YC4W diesel engines use DELPHI electronic controlled high pressure common-rail fuel injection technology. The main applications of these engines are in multi-purpose vans, power generators and light-duty special purpose machinery.

(b)	YC4Y20 Diesel Engines

YC4Y20 is a 4-cylinder 1.8 to 2.2 liter, rated at 90 to 150 PS engine which has been developed to comply with emission standards. The first generation prototype engine passed emission and performance tests and after some initial delays, the second and third generation prototype YC4Y20 diesel engines are currently undergoing developmental tests. For more details on this joint venture, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continually improve our existing engine products and develop new diesel engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects may be adversely affected.”

(c)	YC4FB Light duty vehicle Diesel Engines

YC4FB is a 4-cylinder 2.488 liter, rated at 90 to 130 PS engine which was developed for light duty vehicle such as light duty bus and pick up truck applications. The engine was designed to comply with National IV and National V emissions standards with electronic controlled fuel combustion system.

(d)	Off-road Engines

We manufacture off-road engines for various applications by modifying the vehicle engine design for specific off-road engine requirements. Since distribution of Tier-2 compliant diesel engines was prohibited in China with effect from October 1, 2015, we have launched various Tier-3 compliant diesel engines for both construction and agricultural applications. The new engines meeting Tier-3 emission standards are:

•

the YC6G220L-T31 series with a 7.8 liter engine featuring a turbocharged inter-cooling system and an electronically controlled fuel injection system to enable quick adjustments to the engine’s power and torque;

•

the YC4FA45-T30 series featuring a mechanical rotary pump, with a faster response and low fuel consumption. This model has been awarded the e-mark certificate allowing for marketing into the European Union;

•

the YC6J-T30 and YC4D-T30 models are both upgraded versions of the Tier-2 model with the latest fuel combustion system. The YC6J-T30 engine is a 6.5 liter engine with design output of 92 to 132 kW and has primarily construction and agricultural applications. The YC4D-T30 is a 4.2 liter engine with design output of 58 to 75 kW, and has mainly construction applications for us in loaders, excavator and heavy-duty forklifts.

(e)	Natural Gas Engines

Yuchai has a facility at its primary manufacturing facility in Yulin City, Guangxi Zhuang Autonomous Region, to develop and produce a full portfolio of natural gas powered engines to complement its existing suite of diesel engines. The main uses of Yuchai’s natural gas engines are in large buses, medium- to heavy-duty trucks, industrial and power generators and the marine sector.

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models: YC4DN, YC4GN, YC6BN, YC6JN, YC6GN, YC6LN, YC6MKN, and YC6KN ranging from 120 to 440 hp.

(f)	Plug in hybrid engine

Yuchai also introduced its second-generation hybrid engine; model YCHPT II, to address the growing customer demand for advanced hybrid engines. The engine adopts plug-in systems to charge the vehicles’ batteries, and it features an upgraded gearbox with an interchangeable 5-speed automatic and manual system.

The YCHPS hybrid engine compliant with National V emission standards is the latest design incorporating the YC4EG gas engine with an ISG generator. The system can be operated in buses with hybrid or full electric operating systems with an external plug-in system. The engine is designed for use in seven to ten meter coaches and buses.

In 2016, Yuchai launched its first plug-in gas hybrid system in China for medium duty-trucks.

(g)	Diesel Power Generators

Yuchai has a history of more than 40 years for producing the diesel generator set, with wide application in the civil, military and marine sectors. Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 24 to 160 kilowatts. Yuchai’s diesel power generators use diesel engines from YC4FA up to YC6T as their power source. The generator set includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdowns.

(h)	Diesel Engine Parts

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

(i)	Remanufacturing Services

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

Sales

In 2016, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China was approximately 2.7 million units, an increase of 8.3% compared to 2015. Yuchai’s total engine sales in 2016 were 320,424 units, a decrease of 12.1% compared with 364,567 units in 2015.

Light-duty engine sales in 2016 was 202,168 units, or 63.1% of total unit sales, which was a decrease of 3.1 percentage points compared to 66.2% in 2015, when light-duty engine sales were 241,277 units. Medium-duty engine sales were 74,309 units, or 23.2% of total unit sales, compared to 2015 where sales were 79,519 units or 21.8% of total unit sales. Heavy-duty engine sales was 43,764 units, or 13.7% of total sales units, compared to 2015 where sales were 43,697 units, or 12.0% of total unit sales.

In 2016, Yuchai sold approximately 17,295 natural gas engine units compared with approximately 22,583 units sold in 2015. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2014, 2015 and 2016:

	2014			2015			2016
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000			RMB’000			RMB’000
Light-duty engines (1)	6,060,017	37.0%	303,557	5,319,675	38.9%	241,277	4,929,472	36.2%	202,168
Medium-duty engines (2)	3,911,911	23.9%	117,095	3,100,551	22.7%	79,519	3,028,997	22.3%	74,309
Heavy-duty engines (2)	3,630,395	22.1%	63,168	2,679,378	19.6%	43,697	2,972,022	21.9%	43,764
Other products and services(3)	2,785,033	17.0%	5	2,572,327	18.8%	74	2,667,996	19.6%	183

	16,387,356	100.0%	483,825	13,671,931	100.0%	364,567	13,598,487	100.0%	320,424

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets and others.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1.8 million square meters, including an existing production factory for all light-duty, medium-duty and heavy-duty engine models, a new natural gas production facility, a new high horse power marine diesel engine and power generator plant, a new foundry and various testing and supporting facilities. In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Yuchai”) in Xiamen, Fujian province, in China. This subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, mainly for 6-cylinder heavy-duty diesel engines. In October 2015, we announced that Yuchai had disposed of its 100% shareholding interest in Xiamen Yuchai. As a result of the disposal, Yuchai’s production facilities are now located primarily in Yulin City.

As of December 31, 2016, Yuchai’s total technical production capacity was approximately 596,250 units as compared with 577,500 units as of December 31, 2015, based on a 2.5 shift five-day week at 80% utilization rate. The marginal increase was attributed to additional capacity from equipment that was relocated from Xiamen Yuchai to Yuchai’s production facilities in Yulin City.

We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. In 2016, we sold 320,424 units, of which 303,043 units were produced at Yuchai’s Yulin facility, and the remaining units sold were produced by third party manufacturers or taken from existing inventory.

The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for the years ended December 31, 2014, 2015 and 2016:

	2014		2015		2016
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	232,980	60.6%	210,290	63.2%	183,590	60.6%
Medium-duty engines (2)	88,591	23.1%	76,926	23.1%	76,686	25.3%
Heavy-duty engines (2)	62,681	16.3%	45,551	13.7%	42,387	14.0%
Power generator sets	8	0.0%	40	0.0%	380	0.1%

	384,260	100.0%	332,807	100.0%	303,043	100.0%

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product.

Engine Block

Yuchai cast and molded more than 338,000 units of engine blocks in 2016 representing a large portion of its engine blocks used in production.

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

Research and Development

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed to continually improve the technology of its products by acquiring advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. In 2014, 2015 and 2016, Yuchai spent approximately RMB 494.6 million, RMB 507.0 million and RMB 588.0 million (US$85.5 million), respectively, on research and development. In 2014, Yuchai’s research and development efforts were focused on the development of high horsepower marine diesel engines and power generator engines on power extension for both YC6T and YC6C engines, and the upgrading of engine electronic control system for both heavy-duty and natural gas engines as well as finalization of the technology of Tier-3 compliant engines for off-road applications. In 2015, Yuchai’s research and development efforts were mainly related to the development of new and existing engine products compliant with National V emission standards for the truck and bus segments, and developing engine products compliant with Tier-3 emission standards for off-road applications. R&D expenses were also incurred on further developing high horsepower marine and power generator engines and upgrading of the YC6C engine series for dual fuel operations. In 2016, Yuchai’s research and development efforts were mainly related to the development of new and existing engine products compliant with National V and National VI emission standards for on-road applications, engine products compliant with Tier-4 emission standards for off-road applications and its first plug-in gas hybrid engine compliant with National V emission standards in China for the truck segment. We expect these research and development initiatives to continue in 2017.

As a result of its research and development efforts, Yuchai has a large patent portfolio with over one thousand patents registered in China since 2004. The types of patents that Yuchai has registered are invention patents, utility model patents and design patents. The term of patent protection is ten or 20 years from the filing date depending on the type of patent registered.

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

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 929 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

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

Yuchai believes that its promotional efforts are unique for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its 2,736 authorized customer service stations. The customer service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

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

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. In 2015, sales to the Dongfeng Group accounted for approximately 21.1% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Xiangfan Tourist Bus Co., Ltd., accounted for 10.9%. In 2016, sales to the Dongfeng Group accounted for approximately 26.3% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Automobile Co., Ltd., accounted for 13.8%. The Dongfeng Group is also a major competitor of Yuchai. Our sales to our top five customers including sales to the Dongfeng Group accounted for 40.9% of our total revenue in 2016. See “Item 4. Information on the Company — Business Overview — Competition.”

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2015, Yuchai had net trade and bills receivables of RMB 7,178.5 million, representing 54.7% of our consolidated current assets as of the same date. As of December 31, 2016, Yuchai had net trade and bills receivables of RMB 7,055.1 million (US$1,026.2 million), representing 53.1% of our consolidated current assets.

Export Sales

Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2014			2015			2016
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	RMB ’000			RMB ’000			RMB ’000
Total Domestic Sales	16,336,831	99.7%	483,013	13,605,782	99.5%	363,700	13,458,275	99.0%	317,726
Total Direct Export Sales	50,525	0.3%	812	66,149	0.5%	867	140,212	1.0%	2,698

	16,387,356	100.0%	483,825	13,671,931	100.0%	364,567	13,598,487	100.0%	320,424

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. All of these distributors are separate legal entities in which Yuchai has no equity interest in or control over and Yuchai relies on self-reporting by these distributors in relation to their sales. In 2016, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Myanmar, Philippines, Ghana and Thailand. In 2015, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Myanmar, Cuba, Saudi Arabia and the Philippines. In 2014, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third party distributors were Vietnam, Myanmar, Saudi Arabia, Philippines and Russia.

In February 2014, Yuchai appointed China Automotive Industry Import and Export Co., Ltd., a company based in China, on an exclusive basis for two years to export Yuchai’s products into Cuba. The agreement requires China Automotive Industry Import and Export to use best efforts to export more than 1,500 units (whole engines or parts) per year. The agreement was automatically renewed under its terms on February 15, 2016. From March 1, 2016 to February 28, 2017, 520 engines had been sold pursuant to this agreement.

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

Most of Yuchai’s major China domestic competitors are either state-owned enterprises or entities controlled by state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls one of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2016, sales to the Dongfeng Group accounted for 26.2% of our total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Automobile Co., Ltd., accounted for 13.8% in total. Our sales to our top five customers including sales to the Dongfeng Group accounted for 40.9% of our total revenue in 2016. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which have further intensified competition. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The HLGE group

As of February 28, 2017, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.40 on February 28, 2017. The core businesses of the HLGE group are that of hospitality operations and property development.

The HLGE group owns a Copthorne hotel in Qingdao (PRC), Elite Residences serviced apartments in Shanghai (PRC), and a Copthorne hotel in Cameron Highlands (Malaysia). In addition, the HLGE group manages, among other things, these hotels and apartment in Shanghai, Qingdao and Cameron Highlands. On February 13, 2017, HLGE announced that it had entered into an MOU with a third party in relation to the proposed disposal of its entire shareholding interest in a wholly-owned subsidiary of HLGE that holds its 60% shareholding interest in Copthorne Hotel Qingdao and its 100% shareholding interest in Elite Residences. The Proposed Disposal is subject to the entry between the parties, of a sale and purchase agreement by February 28, 2017 or such other date as may be agreed by the parties in writing. On February 28, 2017, HLGE announced that the Long-Stop Date has been extended from February 28, 2017 to March 15, 2017. On March 15, 2017, HLGE further announced that the Long-Stop Date has been extended from March 15, 2017 to April 15, 2017. On April 16, 2017, HLGE announced that no sale and purchase agreement had been entered into between the parties by the Long Stop Date and as there was no extension of the Long Stop Date, the MOU had lapsed.

A more detailed description of HLGE’s various hotel properties is set out below:

•	Copthorne Hotel Qingdao

Copthorne Hotel Qingdao is an international deluxe hotel located in the commercial district of Qingdao. The property has over 455 guest rooms. On February 22, 2016, HLGE announced its intention to dispose of its entire 60% shareholding interest in Copthorne Hotel Qingdao together with the other 40% equity holder by way of public tender on the Shanghai United Assets and Equity Exchange (“SUAEE”). The sales was listed on the SUAEE on February 23, 2016 and re-listed on March 28, 2016 (“Second Listing”). On March 22, 2016 and April 26, 2016, HLGE announced that both public tenders had received no bids notwithstanding a reduced reserve price for the Second Listing. On August 4, 2016, HLGE announced that, after consideration of the available options with the other 40% equity holder, it would be proceeding with the public tender process on SUAEE after undertaking a re-valuation of Copthorne Hotel Qingdao. On November 3, 2016, HLGE announced that approval was being sought for the re-valuation price of the hotel. Under the terms of the Proposed Disposal, the parties have agreed that the sale of Copthorne Hotel Qingdao may continue to proceed through the public tender process on SUAEE. On March 31, 2017, HLGE announced that it had on the same day, together with the other 40% equity holder, pre-listed its entire shareholding interest in Copthorne Hotel Qingdao on SUAEE in accordance with the amended listing procedures of SUAEE. The pre-listing process would be for a fixed period of 20 business days and interested parties would not be invited to put in a bid nor will a reserve price be set. Upon the expiry of the pre-listing period on April 28, 2017, the formal listing of the sale will take place whereupon interested parties will be invited to put in their bids. Upon the close of the public tender process, the successful bidder (if any) will be selected by SUAEE and the sellers whereupon a sale and purchase agreement can be negotiated and entered into.

•	Elite Residences

The property comprises a 16-story building located in Shanghai. The property has over 106 re-furbished apartment units and is located near Shanghai’s central district.

•	Copthorne Hotel Cameron Highlands

Copthorne Hotel Cameron Highlands comprises 269 guest rooms and suites. It is the only hotel situated at the highest accessible point of Cameron Highlands, Malaysia. Located next to the hotel, is a Tudor-styled resort, where 74 units have been leased by the hotel from the owners of the resort for use by its guests. The resort comprises self-contained low-rise and high-rise apartment suites and each suite is equipped with a living room, a kitchenette and a balcony. In July 2014, HLGE completed the acquisition by its wholly owned subsidiary, of the remaining 55% equity interest in Augustland Hotel Sdn Bhd (“AHSB”) that owns Copthorne Hotel Cameron Highlands.

•	Equatorial Hotel Shanghai

Equatorial Hotel Shanghai is managed by a joint venture of the HLGE Group, and is located in the heart of Shanghai. The property has over 506 guest rooms which have all been fully refurbished.

•	Renovation and maintenance.

To maintain the competitiveness of its hotels, HLGE carries out renovation programs at its hotels from time to time as required.

HLGE owes debt obligations to us. For more information on our loan to HLGE and risks relating to our investment in HLGE, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE.”

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of February 28, 2017 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

HLA beneficially owns 40.2% + 1 special share
Hong Leong Asia Ltd. ("HLA")
Yulin City Government
100%
100%
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100%
HL Technology Systems Pte Ltd ("HLT")
16.8%
100% via written trust
23.4% + 1 Special Share
Publicly Held
42.5%
China Yuchai International Limited ("CYI")
17.3%
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
22.1%
71.8%
28.2%
Guangxi Yuchai Machinery Monopoly Development Co. Ltd ("YMMC")
100%
Venture Lewis Limited ("VLL")
100%
Guangxi Yuchai Accessories Manufacturing Company Limited ("GYAMC")
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

Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-duty, medium-duty and heavy-duty engine models, a new natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases one, two and three of a new foundry and various testing and supporting facilities. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2014, 2015 and 2016, Yuchai’s total production capacity was approximately 652,500 units, 577,500 units and 596,250 units, based on a 2.5 shift five-day week at 80% utilization rate. We typically outsource approximately 10% to 20% of our annual sales requirements to third party manufacturers. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Production.”

Environmental Matters

China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Environmental Protection promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. On August 11, 2013, the new Chinese government released a guideline titled “Opinions of the State Council on Accelerating the Development of Energy-Saving and Environmental Protection Industries.” According to the document, the government planned to upgrade the environmental sector to a key industry by 2015 with an expected growth rate of 15% annually. The government announced that it would fund through investments, tax breaks and direct subsidies, environmental protection industries across a range of technologies addressing air, water and soil pollution including energy saving products, electrical vehicles and pollution monitoring. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014-2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020. On April 24, 2014, proposed amendments to the 1989 Environmental Protection Law were passed by China’s Standing Committee of the National People’s Congress. The new amendments, which came into effect on January 1, 2015, provide for increased fines against polluting companies, detention of negligent executives, protection for whistleblowers and penalties for officials who fail to enforce laws. Premier Li Keqiang in his 2017 annual policy report acknowledged the continued concerns over environmental pollution and stated that the Chinese government would increase the pace of progress to improve the environment, especially air quality. The measures to be adopted include tackling the sources of pollution in key industries, strengthening control over exhaust emitted by motor vehicles through the prohibition of use of higher emission vehicles, improving the quality of fuel and promoting the use of clean energy vehicles and the strict enforcement of environment laws and regulations.

China’s 13th Five Year Plan covering the years 2016 to 2020, which was formerly adopted at the National People’s Congress in Beijing in March 2016 seeks to reduce energy consumption by 15% and carbon emissions by 18% by 2020. In addition, green and low carbon industry systems will be set up, the use of new energy vehicles will be promoted and the industrialization level of electric cars improved. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws. The reforms which will be phased in on a pilot basis in 17 provinces and autonomous regions will be completed nationwide in 2018. As part of the reforms, in 2016, the State Council dispatched central environmental inspection teams made up of ministerial level officials to 15 provincial areas, including Beijing, Shanghai and Guangzhou, to monitor local conditions and encourage provincial governments to fulfill their environmental protection responsibilities, resulting in disciplinary actions against a number of government officials and the imposition of fines for environmental violations. Such central environmental inspections are intended to cover all provinces, autonomous regions and municipalities by the end of 2017. In addition, in February 2017, China’s Environment Minister announced a month-long special inspection on air quality across Beijing and Tianjin municipalities and Hebei, Shanxi, Shandong and Henan provinces to check on the implementation of pollution control measures by both local governments and companies.

Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. As of July 2013, the National IV emission standards for diesel engines were effective throughout China, and strict enforcement of the standards commenced nationwide on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. On January 18, 2016, the Ministry of Industry and Information Technology and the Ministry of Environmental Protection required that all light petrol vehicles, light diesel buses, and heavy diesel vehicles (for the purposes of public transportation, environmental sanitation and postal services) must comply with National V emission standards from January 1, 2017. All heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with National V emission standards from July 1, 2017 and January 1, 2018, respectively.

Yuchai produces diesel engines compliant with National IV and National V emission standards, and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In December 2016, the Ministry of Environmental Protection announced that all light-duty vehicles, namely passenger cars and pick-up trucks, must comply with National VI emission standards with effect from July 1, 2020. Yuchai is also able to produce diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai continues to produce such engines solely for export from China. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may be adversely affected by environmental regulations.”

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

During the fiscal years ended December 31, 2014, 2015 and 2016, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

The China economy is expected to grow at a slower pace in 2017. The pace of economic growth in China slowed from 7.7% in 2013 to 7.4% in 2014 to 6.9% in 2015 and 6.7% in 2016, according to China’s National Bureau of Statistics. On March 5, 2015, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced the lowering of the growth target for China in 2015 to 7.0%, acknowledging that China’s economic development had entered a new normal. On March 5, 2016, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China for the next five years from 2016 to 2020 to a range of between 6.5% to 7.0% conceding that there were many challenges ahead including growing downward pressures on China’s economy. On March 4, 2017, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China in 2017 to 6.5%.

The Chinese commercial vehicle market is a highly competitive market. According to CAAM, in 2014, the market softened and commercial vehicle sales were 2.9 million units, representing a decline of 10.8% compared to 2013. This was mainly due to the decline in sales units for trucks of 13.0%, offset by the increase in sales for buses of 4.2%. In 2015, the market further softened and commercial vehicle sales were 2.5 million units, a decline of 11.9% compared to 2014. This was mainly due to a decline in unit sales of trucks primarily due to the strict enforcement of the National IV emission standards from January 1, 2015. The Chinese government introduced generous incentives to encourage the sales of electric powered vehicles to curb air pollution in the major cities resulting in increased sales of such vehicles in 2015 compared with 2014. Excluding the sales effect of electric powered vehicles, the commercial vehicle market (excluding gasoline powered and electric powered vehicles) decreased by 14.4% in 2015 compared with 2014. The decline was due to weak demand in the heavy- and medium-duty truck and heavy- and medium-duty bus segments, which registered a decline in sales of 26.0%, 21.0%, 25.5% and 19.8%, respectively. In 2016, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 2.7 million units, an increase of 8.3% compared with 2015, primarily due to an 11.6% in the truck market as stricter enforcement of anti-overloading regulations resulted in higher sales, which was partially offset by a 9.9% decline in sales in the bus segment compared with 2015. The bus segment declined in every size category, led by a 20.1% decrease in heavy-duty bus sales due to increased demand for electric-powered buses.

In recent years, the Chinese government has been focused on developing the new-energy vehicle industry to curb air pollution. Various incentives and infrastructure investments have been introduced to encourage purchases of electric-powered vehicles. As a result, sales of electric-powered vehicles increased by approximately 60.2% in 2016 to 139,060 units from 86,813 units in 2015. There was a corresponding decrease in sales other fuel powered vehicles which has affected our sales of diesel and natural gas engines. At the recent legislative session of the National People’s Congress in March 2017, the Ministry of Industry and Information Technology is pushing for more electric-powered vehicles on one hand, other parts of the government decided to lower the financial incentive program for new energy vehicles. China has, beginning in December 2016, gradually reduced subsidies for new energy vehicles and expects to phase out all financial assistance by 2020, replacing such assistance with fiscal rewards for qualified companies, while continuing to invest in the charging station network to support the growing number of new-energy vehicles on the road.

The change in emission standards in China presents a growth opportunity for us. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and have been strictly enforced nationwide since January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2014, we recorded significant growth in the sale of our National IV engines. In 2015, sales of National IV engines continued to grow. In 2016, sales of National IV engines declined as compared with 2015, while sales of National V engines increased further as compared with 2015.

In 2014, Yuchai recorded engines sales of 483,825 units which decreased by 3.4% compared with 2013 as the commercial vehicle market softened. Our net revenue increased by 3.4% to RMB 16.4 billion. This was due to higher sales of engines that are compliant with higher emission standard such as National IV. The higher emission standard engines have a higher average sales price. In 2015, engine sales declined by 24.6% to 364,567 units as the commercial vehicle market further weakened. Our net revenue decreased by 16.4% to RMB 13.7 billion despite the drop in our unit sales. This was due to higher sales of engines that are compliant with higher emission standard such as National IV engines. In 2016, our engine sales declined by 12.1% to 320,424 units, mainly due to lower unit sales to the agricultural market. Our on-road engine sales reflected the sales trend in the commercial vehicle market. Our 2016 net revenue was RMB 13.7 billion (US$2.0 billion) compared with RMB 13.7 billion in 2015 despite the drop in our unit sales. This was due to higher sales of engines that are compliant with higher emission standard such as National V engines. The higher emission standard engines have a higher average sales price.

Our light-duty engine sales, as a percentage of total unit sales, increased from 62.7% in 2014 to 66.2% in 2015 and decreased to 63.1% in 2016. This change in sales mix and the market competition caused our gross margin to fluctuate from 20.0% in 2014 to 20.3% in 2015 and 21.7% in 2016, respectively.

As a result, our profit attributable to equity holders was RMB 730.3 million, RMB 341.1 million and RMB 515.7 million (US$75.0 million) for the year 2014, 2015 and 2016, respectively.

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

•

Since fiscal year 2010, we have gradually reduced our equity interest in TCL. As of December 31, 2016 and February 28, 2017, our equity interest in TCL remained at 7.7%, and the market value of our investment in TCL amounted to approximately S$2.5 million (US$1.8 million) and S$2.6 million (US$1.9 million), respectively. We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL.

•	The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

HL Global Enterprises Limited

•

The second step in the implementation of our business expansion and diversification plan occurred in February 2006 when through our wholly-owned subsidiaries, Grace Star and Venture Lewis, we acquired a 29.1% equity interest in HLGE and certain convertible preference and debt securities for an aggregate consideration of approximately S$132.0 million. As of December 31, 2016, our equity interest in HLGE was 48.9%. As of February 28, 2017, our equity interest in HLGE remained unchanged. On February 8, 2017, we entered into a loan agreement with HLGE extending the loan of S$68.0 million for another year from July 2017 to July 2018. See “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to continue as a going concern or raise sufficient funds to repay its debt obligations to us.”

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

While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of estimation and therefore warrant additional attention:

•	allowances for doubtful accounts;

•	realization of the carrying value of inventories;

•	product warranty obligations;

•	recoverability of the carrying values of equity method investments and other investments;

•	realization of deferred tax;

•	impairment of non-financial assets; and

•	derecognition of bills receivable;

Allowances for doubtful accounts

Allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance based on assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the balances may not be collectible. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Management reviews its allowance for doubtful accounts on a monthly basis. As of December 31, 2016, the Dongfeng Group accounted for about 11.6% of the gross accounts receivable as compared to approximately 4.6% as of December 31, 2015. Likewise, the top 20 non-Dongfeng Group customers accounted for about 39.5% of the gross accounts receivable at the end of 2016. We analyzed our customer’s trends, repayment patterns and aging analysis in 2016. The balances that were past due over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for each of the years in the two-year period ended December 31, 2016 are summarized as follows:

	December 31,
	2015	2016	2016
	RMB	RMB	US$
	(in thousands)
Balance at beginning of year	21,927	51,288	7,460
Charge to consolidated statements of profit or loss	30,192	3,696	538
Written off	(827)	(346)	(50)
Translation differences	(4)	(4)	(1)

Balance at end of year	51,288	54,634	7,947

Trade accounts receivables decreased by RMB 141.3 million (US$20.6 million) as of December 31, 2016 as compared to 2015. Allowance for doubtful accounts increased by RMB 3.3 million (US$0.5 million). Bills receivable increased by RMB 23.4 million (US$3.4 million) as of December 31, 2016 as compared to 2015.

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

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of inventory provision as at December 31, 2015 and 2016 were RMB 132.3 million and RMB 126.8 million (US$18.4 million) respectively. If market conditions or future product enhancements and developments change, the net realizable values of the inventories may change and result in further inventory write-downs.

Product warranty obligations

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road engine applications, the warranties extend for duration of generally 12 to 36 months or mileage of generally 50,000 to 300,000 kilometers, whichever is the lower. For off-road engine applications, the warranties extend for duration of generally 12 to 24 months. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2016 are summarized as follows:

	December 31,
	2015	2016	2016
	RMB	RMB	US$
	(in thousands)
Balance at beginning of year	298,552	233,577	33,975
Provision made	307,575	350,803	51,026
Less: Provision utilized	(372,550)	(345,530)	(50,259)

Balance at end of year	233,577	238,850	34,742

We recognize a liability for warranty at the time the product is sold and our estimate of our warranty obligations is evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years average would impact the provision for product warranty by approximately RMB 18.0 million (US$2.6 million).

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

In 2014, we performed impairment evaluation of our investments and determined that no impairment was required. In 2015, we reversed an impairment of RMB 21.9 million for Copthorne Hotel Qingdao Co., Ltd. (an investment of HLGE) made in 2013. The reversal was made because the latest valuation supports the reversal. The management also had obtained the consent of its joint venture partner to sell the joint venture. On February 22, 2016, HLGE announced its intention to dispose of its entire 60% shareholding interest in Copthorne Hotel Qingdao together with the other 40% equity holder by way of public tender on the Shanghai United Assets and Equity Exchange (“SUAEE”). The sale was listed on the SUAEE on February 23, 2016 and re-listed on March 28, 2016. As a result, our investment in CHQ was reclassified as asset held for sale. As of December 31, 2016, we remain committed to the sale of the equity interest in CHQ. In 2016, we performed impairment evaluation of our investments and determined that no impairment was required.

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

The China tax bureau periodically conducts tax examinations. In 2015, the local tax bureau conducted its tax examinations of Yuchai’s PRC income tax returns for 2013 and 2014, being the years sampled for the current tax examinations. In May 2016, the final report was issued by local tax bureau for these examinations. No material issues were raised.

Any changes in tax legislations in China or adverse findings from the tax examination could have a material impact on our consolidated financial conditions or results of operations.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next eight to fifteen years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash-generating unit (“CGU”) being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 6, Note 14 and Note 15 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of intangible assets as of December 31, 2014, 2015 and 2016 are RMB 108.5 million, RMB 81.8 million and RMB 81.8 million (US$11.9 million), respectively. We periodically conduct an impairment evaluation on the conditions of our intangible assets. In 2014, we performed an impairment evaluation of our intangible assets and an impairment charge of RMB 60.0 million was recorded to our consolidated statement of profit or loss under selling, general and administrative expenses. The impairment was related to technology development costs held by Jining Yuchai Engine Company Limited (“Jining Technology Development Costs”). In 2015, we performed an impairment evaluation of our intangible assets and a further impairment charge of RMB 26.7 million was recorded relating to the Jining Technology Development Costs. In 2016, we performed an impairment evaluation of our intangible assets and no further impairment charge was recognized. As a result, we made a total impairment charge of RMB 86.7 million in relation to the Jining Technology Development Costs. See Note 15 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of goodwill as of December 31, 2014, 2015 and 2016 are RMB 212.6 million, RMB 212.6 million and RMB 212.6 million (US$30.9 million), respectively. We periodically conduct an impairment evaluation on the goodwill. No impairment was made for 2014, 2015 and 2016.

Our market capitalization as of December 31, 2014, 2015 and 2016 based on our closing share price was lower than our consolidated net assets. We performed our annual goodwill impairment tests as of December 31, 2014, 2015 and 2016, respectively, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

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

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2014, 2015 and 2016:

	Percentage of Revenue Year Ended December 31,
	2014	2015	2016
Revenue	100.0%	100.0%	100%
Cost of sales	-80.0%	-79.7%	-78.3%
Gross profit	20.0%	20.3%	21.7%
Other income, net	0.6%	0.2%	0.7%
Research and development costs	-3.0%	-3.7%	-4.3%
Selling, distribution and administrative costs	-9.7%	-10.9%	-11.0%
Operating profit	7.9%	5.9%	7.1%
Finance costs	-1.0%	-0.9%	-0.6%
Share of profit of associates	0.0%	0.0%	0.0%
Share of results of joint ventures	-0.2%	0.0%	0.0%
Gains arising from acquisitions	0.6%	—	—
Profit before tax	7.3%	5.0%	6.5%
Income tax expense	-1.1%	-1.3%	-1.2%
Profit for the year	6.2%	3.7%	5.3%
Attributable to:
Equity holders of the Parent	4.4%	2.5%	3.8%
Non-controlling interests	1.8%	1.2%	1.5%

2016 compared to 2015

Revenue for 2016 was RMB 13,664.8 million (US$1,987.6 million) compared with RMB 13,733.4 million in 2015, a decrease of 0.5%. The total number of diesel engines sold by Yuchai during 2016 was 320,424 units compared with 364,567 units in 2015, representing a decrease of 44,143 units, or 12.1%. Revenue decreased primarily due to fewer unit sales to agricultural market. The decrease in revenue was smaller compared to the decline in sales volume due to increased sales of higher emission standard engines and higher horsepower engines. The higher emission standard engines and higher horsepower engines have a higher average selling price compared with lower emission standard engines. According to CAAM, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) increased by 8.3% in 2016 compared with 2015. The increase was led by a gain of 11.6% in the truck market and, in particular, a 33.1% increase in heavy-duty truck sales. The bus market remained weak as overall sales decreased 9.9% compared with 2015. The bus segment declined in every size category, led by a 20.1% decrease in heavy-duty bus sales due to increased demand for electric-powered buses. Our on-road engine sales reflected the sales trend in the commercial vehicle market.

Cost of sales was RMB 10,700.7 million (US$1,556.5 million) in 2016, a decrease of 2.2% from RMB 10,942.9 million in 2015, and a reduction of 1.4 percentage points as a percentage of revenue to 78.3% from 79.7% in 2015. The decrease in cost of sales corresponds to the reduction in the total number of engines sold in 2016 compared to 2015. Cost of materials consumed was RMB 9,313.4 million (US$1,354.7 million) in 2016, a decrease of 2.3% from RMB 9,531.4 million in 2015. This was 68.2% of revenue in 2016 compared to 69.4% in 2015, respectively, primarily due to a decrease in raw materials costs as a percentage of revenue in 2016 compared to 2015. Factory overheads (excluding depreciation) were RMB 678.9 million (US$98.7 million) in 2016, representing an increase of 1.6% from RMB 668.2 million in 2015. This was 5.0% and 4.9% of revenue for 2016 and 2015, respectively. Depreciation was RMB 322.3 million (US$46.9 million) in 2016, an increase of 0.7% from RMB 320.0 million in 2015. This was 2.4% and 2.3% of revenue for 2016 and 2015, respectively.

Gross profit was RMB 2,964.2 million (US$431.2 million) compared with RMB 2,790.6 million in 2015, an increase of 6.2%. Gross profit margin was 21.7% in 2016 compared with 20.3% in 2015. The higher gross margin was attributable to a shift in sales mix to greater sales of higher emission standard engines and lower raw material costs as a percentage of revenue.

Other income, net was RMB 95.4 million (US$13.9 million) compared with RMB 19.3 million in 2015. This increase was mainly due to lower foreign exchange revaluation losses and higher interest income from bank deposits in 2016 and a one-time loss in 2015 from the disposal of Yuchai’s entire shareholding interest in Xiamen Yuchai Diesel Engines Co., Ltd. The main sources of other income in 2016 were (i) interest income of RMB 57.0 million (US$8.3 million), and (ii) government grants of RMB 41.5 million (US$6.0 million).

Research and development (“R&D”) expenses were RMB 588.0 million (US$ 85.5 million) in 2016 compared to RMB 507.0 million in 2015, an increase of RMB 81.0 million or 16.0%. R&D expenses were 4.3% and 3.7% of revenue in 2016 and 2015, respectively. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products, including new engines for the on- and off-road markets that meet higher emission standards, as well as continued initiatives to improve engine quality. We remained committed to our R&D programs and continue to introduce new engine models for both the on-and off-road markets compliant with increasingly stringent emission standards.

Selling, general and administrative (“SG&A”) expenses were RMB 1,504.4 million (US$218.8 million) compared to RMB 1,497.8 million in 2015, an increase of RMB 6.6 million or 0.4%. SG&A expenses were 11.0% and 10.9% of revenue in 2016 and 2015, respectively. Warranty expenses were RMB 350.8 million (US$51.0 million) in 2016 compared to RMB 307.6 million in 2015, representing 2.6% and 2.2% of revenue for 2016 and 2015, respectively. Advertising expenses were RMB 27.5 million (US$4.0 million) in 2016 compared to RMB 32.8 million in 2015, representing 0.2% of revenue for both 2016 and 2015.

As a result, operating profit increased by 20.1% to RMB 967.2 million (US$140.7 million) from RMB 805.2 million in 2015, mainly due to higher gross profit and other income, partially offset by higher R&D expenses. The operating margin was 7.1% and 5.9% for 2016 and 2015, respectively.

Finance costs declined to RMB 79.7 million (US$11.6 million) from RMB 116.4 million in 2015, a decrease of RMB 36.7 million or 31.5%. Lower finance costs mainly resulted from lower bank borrowings. External borrowings decreased to RMB 910.4 million (US$132.4 million) from RMB 2.5 billion in the same period in 2015.

The share of joint ventures was a loss of RMB 4.1 million (US$ 0.6 million) as compared with a loss of RMB 2.9 million in 2015.

Profit before tax was RMB 883.9 million (US$128.6 million) in 2016 compared with RMB 686.1 million in 2015.

Income tax expense in 2016 was RMB 160.3 million (US$23.3 million) compared with RMB 176.8 million in 2015. Our effective tax rates were 18.1% and 25.8% for 2016 and 2015, respectively. In 2015, the higher effective tax rate was mainly due to the writing down of a deferred tax asset relating to a loss making subsidiary.

As a result of the foregoing factors, profit for the year was RMB 723.6 million (US$105.3 million) in 2016 compared with RMB 509.3 million in 2015, representing an increase of 42.1%.

Profit attributable to shareholders was RMB 515.7 million (US$75.0 million) in 2016 compared with RMB 341.1 million in 2015, representing an increase of 51.2%. Profit attributable to non-controlling interests was RMB 207.9 million (US$30.2 million) compared with RMB 168.2 million in 2015, representing an increase of 23.6%.

2015 compared to 2014

Revenue for 2015 was RMB 13,733.4 million (US$2,098.2 million) compared with RMB 16,436.1 million in 2014, a decrease of 16.4%. The total number of diesel engines sold by Yuchai during 2015 was 364,567 units compared with 483,825 units in 2014, representing a decrease of 119,258 units, or 24.6%. Revenue decreased due to fewer unit sales, particularly in the medium- and heavy-duty truck segments. The decrease in revenue was smaller compared to the decline in sales volume due to increased sales of higher emission standard engines and higher horsepower engines. The higher emission standard engines and higher horsepower engines have a better average selling price compared with lower emission standard engines. The decline in unit sales is attributed to increased demand for electric-powered vehicles and weak demand for trucks. CAAM reported that sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 14.4% in 2015 while sales in the heavy- and medium-duty truck segments declined 26.0% and 21.0%, respectively. The market was also weak in the heavy- and medium-duty bus segments, where sales declined 25.5% and 19.8%, respectively.

Cost of sales was RMB 10,942.9 million (US$1,671.9 million) in 2015, a decrease of 16.8% from RMB 13,145.2 million in 2014, and a decrease of 0.3 percentage points as a percentage of revenue to 79.7% from 80.0% in 2014. The decrease in cost of sales corresponds to the reduction in the total number of engines sold in 2015 as compared to 2014. Cost of materials consumed was RMB 9,531.4 million (US$1,456.2 million) in 2015, a decreased of 19.1% from RMB 11,781.0 million in 2014. This was 69.4% of revenue in 2015 compared to 71.7% in 2014, respectively, primarily due to a decrease in the prices of raw materials in 2015 compared to 2014. Factory overheads (excluding depreciation) were RMB 668.2 million (US$102.1 million) in 2015, representing a decrease of 3.6% from RMB 693.5 million in 2014, these were 4.9% and 4.2% of revenue for 2015 and 2014, respectively. Depreciation was RMB 320.0 million (US$48.9 million) in 2015, an increase of 6.7% from RMB 299.8 million in 2014, these were 2.3% and 1.8% of revenue for 2015 and 2014, respectively.

Gross profit was RMB 2,790.6 million (US$426.4 million) compared with RMB 3,291.0 million in 2014, a decrease of 15.2%. Gross profit margin was 20.3% in 2015 as compared with 20.0% in 2014. The higher gross margin was attributable to a shift in sales mix to greater sales of higher emission standard engines and lower raw material costs.

Other income, net was RMB 19.3 million (US$2.9 million) compared with RMB 94.9 million in 2014. This decrease was mainly due to foreign exchange losses and losses from the disposal of Yuchai’s entire shareholding interest in Xiamen Yuchai Diesel Engines Co., Ltd. The main sources of other income in 2015 were (i) interest income of RMB 41.3 million (US$6.3 million), and (ii) Government grant income of RMB 31.2 million (US$4.8 million).

Research and development (“R&D”) expenses were RMB 507.0 million (US$77.5 million) in 2015 compared to RMB 494.6 million in 2014, an increase of RMB 12.4 million or 2.5%. R&D expenses were 3.7% and 3.0% of revenue in 2015 and 2014, respectively. In 2015, Yuchai’s research and development efforts were mainly related to the development of new and existing engine products compliant with National V emission standards for the truck and bus segments, and developing Tier-3 emission standards for off-road applications. R&D expenses were also incurred on further developing high horsepower marine and power generator engines and upgrading of the YC6C engine series for dual fuel operations.

Selling, general and administrative (“SG&A”) expenses were RMB 1,497.8 million (US$228.8 million) compared to RMB 1,598.7 million in 2014, a decrease of RMB 100.9 million or 6.3%. SG&A expenses were 10.9% and 9.7% of revenue in 2015 and 2014, respectively. Warranty expenses were RMB 307.6 million (US$47.0 million) in 2015 as compared to RMB 394.9 million in 2014, these were 2.2% and 2.4% of revenue for 2015 and 2014, respectively. Advertising expenses were RMB 32.8 million (US$5.0 million) in 2015 compared to RMB 40.0 million in 2014. As a percentage of revenue, these were 0.2% for both 2015 and 2014.

As a result, operating profit decreased 37.7% to RMB 805.2 million (US$123.0 million) from RMB 1,292.6 million in 2014, mainly due to lower gross profit and other income, partially offset by lower SG&A expenses. The operating margin was 5.9% and 7.9% for 2015 and 2014, respectively.

Finance costs declined to RMB 116.4 million (US$17.8 million) from RMB 156.7 million in 2014, a decrease of RMB 40.3 million or 25.7%. Lower finance costs mainly resulted from lower costs for term loans and fewer bills discounting.

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

Inflation

The general annual inflation rate in China was 1.4% in 2015 increasing to 2.0% in 2016, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

Seasonality

Yuchai’s results of operations in the first and second quarters of calendar years are generally marginally higher than in the third and fourth quarters of the corresponding year, due to slightly better production and sales performance in the first half compared to the second half of such calendar years. However, any change in economic or market conditions may affect this pattern as it has occurred in the past. As a result, cash generated from operations may also be subject to some seasonal variation. See also “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Liquidity and Capital Resources

Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our revenues are substantially generated by Yuchai and its subsidiaries, our Chinese operating companies, and are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service related foreign exchange transactions; however, it is not currently freely convertible under the “capital account” which includes, among other things, foreign direct investment and overseas borrowings by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of SAFE. As a result, there is no material restriction on the ability of the Chinese subsidiaries to transfer funds to Yuchai. However, certain funds transfers from Yuchai to us may be subject to the approval of SAFE. The General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. On March 30, 2015, SAFE issued a notice to take effect from June 1, 2015 loosening the explicit prohibition against the use of Renminbi converted from capital contribution in foreign currency for domestic equity investment as set out in its circulars of August 2008 and July 2011. On June 9, 2016, SAFE issued a notice which became effective on the same day further allowing the use of Renminbi converted from capital contribution in foreign currency to be used for providing loans to affiliated enterprises of foreign invested enterprises. As the new policies have recently been implemented, its full applicability to a foreign-invested enterprise is currently uncertain. See “Risk Factors — Risks relating to China — We may not freely convert Renminbi into foreign currency, which could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.”

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

Our cash and cash equivalents are held in Singapore dollar, US dollar, Euro and Renminbi in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subjected to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.

As of December 31, 2016, we had approximately RMB 4,053.0 million (US$589.5 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

As of December 31, 2016, we had outstanding borrowings of RMB 910.4 million (US$132.4 million), including Yuchai’s borrowings of RMB 857.8 million (US$124.8 million).

We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As our business continues to grow, we will also require additional funds for increased working capital requirements and to finance increased trade accounts receivable. We expect to fund our working capital and trade accounts receivable requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank borrowings, issuance of short-term financing bonds (“STFBs”), medium-term notes (“MTNs”), ultra short-term bonds (“USTB”), discounting of bills receivable, accounts receivable factoring or other financing activities by Yuchai.

Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis. In addition, CYI also has obtained credit facilities from certain banks in Singapore.

The securities issued by Yuchai since 2013 are as follow:

•

On May 28, 2013, upon the receipt of approval from its board of directors, shareholders and NAFMII to issue MTNs amounting to RMB 1.6 billion with a term of three years, Yuchai issued the first tranche of the MTNs amounting to RMB 1 billion. The MTNs bore a fixed annual interest rate of 4.69% and upon maturity on May 30, 2016, were fully repaid. All the proceeds from the issuance of the MTNs were used by Yuchai as working capital.

•

On April 8, 2015, upon the receipt of approval from its board of directors, shareholders and NAFMII to issue ultra short-term bonds (“USTB”) amounting to RMB 2 billion with a term not exceeding 270 days, Yuchai issued the first tranche of the USTB amounting to RMB 400 million. The first tranche of the USTBs bore a fixed annual interest rate of 4.9% and upon maturity on May 9, 2015, were fully repaid. All the proceeds from the issuance of the USTBs were used by Yuchai as working capital and repayment of loans. On September 16, 2015, Yuchai issued the second tranche of the USTB amounting to RMB 400 million. The second tranche of the USTBs bore a fixed annual interest rate of 3.9% and upon maturity on June 13, 2016 were fully repaid. All the proceeds from the issuance of the USTBs were used by Yuchai for the repayment of loans. NAFMII’s approval to issue USTB of RMB 2 billion was valid for two years commencing from February 28, 2015.

In addition, CYI has other credit facilities granted by banks in Singapore as follows:

•

On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for an aggregate of US$40.0 million to refinance the S$60.0 million facility from another bank that matured on July 26, 2007. The facility was for a period of three years from the date of the facility agreement and was utilized by us to finance our long-term general working capital requirements. The terms of the facility required, among other things, that Hong Leong Asia retained ownership of the special share and that we remained a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawn down on the US$40.0 million facility. On March 25, 2010, we entered into a supplemental agreement with the bank to refinance the existing US$40.0 million credit facility that matured on March 30, 2010. The new unsecured, multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for a one-year duration. The financial covenant with respect to our consolidated tangible net worth as of June 30 and December 31 of each year was revised from not less than US$120 million to not less than US$200 million, but the other terms remained similar. On March 18, 2011, we entered into an agreement on similar terms with the bank to refinance the existing US$30.0 million credit facility that matured on March 25, 2011. This unsecured multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for a three-year duration. On March 12, 2014, we entered into a supplemental agreement with the bank to renew the existing US$30.0 million facility that matured on March 18, 2014. The new unsecured multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and matured on March 17, 2017. On March 31, 2017, we entered into a supplemental agreement with the bank to renew the US$30.0 million facility. The new unsecured multi-currency revolving credit facility has an uncommitted aggregate value of US$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 12, 2014.

•

On March 20, 2008, we entered into a facility agreement with the Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch, to refinance the existing US$25.0 million credit facility which matured on March 20, 2009. The unsecured, multi-currency revolving credit facility had a committed aggregate value of S$21.5 million with one-year duration. The facility was used to finance our long-term general working capital requirements. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year, not being less than US$120 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the bank for a committed aggregate value of S$16.5 million with one-year duration. On March 17, 2010, we entered into a one-year facility agreement with the bank on similar terms to refinance the existing S$16.5 million credit facility that matured on March 19, 2010. On March 11, 2011 we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2011. The new unsecured multi-currency revolving credit facility had a committed aggregate value of S$30.0 million and was for a three-year duration. On March 13, 2014, we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2014. The new unsecured multi-currency revolving credit facility had a committed aggregate value of S$30.0 million and matured on March 18, 2017 On March 30, 2017, we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility. The new unsecured multi-currency revolving credit facility has a committed aggregate value of S$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 13, 2014.

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

As of December 31, 2016, CYI’s (including Yuchai) unutilized facilities amounted to RMB 318.6 million (US$46.3million).

We believe that should there be a need for further loans from banks, we can borrow additional amounts through our established banking relationships with a number of domestic Chinese or Singapore banks. We can also obtain financing by issuing bonds, issuing bills payable, discounting bills receivable, factoring accounts receivables or through other financing activities. However, such activities are subject to market conditions and there is no assurance that such additional activities would be successful.

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	535,686	1,686,718	2,276,087	331,068
Net cash used in investing activities	(523,019)	(25,496)	(572,031)	(83,205)
Net cash used in financing activities	(314,749)	(485,535)	(1,553,986)	(226,036)
Effect of foreign currency exchange on cash and cash equivalents	(3,109)	7,332	29,480	4,290

Net (decrease)/increase in cash and cash equivalents	(305,191)	1,183,019	179,550	26,117

In 2016, net cash from operating activities was an inflow of RMB 2,276.1 million (US$331.1 million). The inflow was mainly derived from profit before tax of RMB 883.9 million (US$ 128.6 million) and changes in working capital such as lower trade and other receivables, lower inventories as well as higher trade payables. In 2015, net cash from operating activities was an inflow of RMB 1,686.7 million. The inflow was mainly derived from profit before tax of RMB 686.1 million and changes in working capital such as lower trade and other receivables as well as inventories, partially offset by lower trade and other payables. In 2014, net cash from operating activities was an inflow of RMB 535.7 million. The inflow was mainly derived from profit before tax of RMB 1,201.4 million offset by changes in working capital such as lower trade and other payables

In 2016, net cash used in investing activities was an outflow of RMB 572.0 million (US$83.2 million). The outflow was mainly due to purchase of property, plant and equipment of RMB 351.5 million (US$ 51.1 million), net placement of fixed deposits with banks of RMB 282.8 million (US$ 41.1 million), offset by interest received of RMB 56.7 million (US$ 8.3 million). In 2015, net cash used in investing activities was an outflow of RMB 25.5 million. The outflow was mainly due to purchase of property, plant and equipment of RMB 397.8 million and offset by net withdrawal of fixed deposits with banks of RMB 126.7 million and inflow from disposal of subsidiaries of RMB 170.7 million. In 2014, net cash used in investing activities was an outflow of RMB 523.0 million. The outflow was mainly due to purchase of property, plant and equipment of RMB 660.9 million and net withdrawal of fixed deposits with banks of RMB 100.4 million and inflow from interest received of RMB 50.1 million.

In 2016, net cash used in financing activities was an outflow of RMB 1,554.0 million (US$226.0 million). The outflow was mainly due to repayment of Medium Term Notes and Ultra Short-Term Bond of RMB 1.0 billion (US$ 145.5 million) and RMB 400.0 million (US$ 58.2 million), respectively. In 2015, net cash used in financing activities was an outflow of RMB 485.5 million. The outflow was mainly due to payment of dividend of RMB 236.9 million and placement of fixed deposits of RMB 300.6 million pledged for bank facility. In 2014, net cash used in financing activities was an outflow of RMB 314.7 million. The outflow was mainly due to payment of dividend of RMB 315.4 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2016 was RMB 5,272.1 million (US$766.8 million) compared to RMB 4,366.4 million as of December 31, 2015.

As of December 31, 2016, we had long-term interest-bearing loans and borrowings totaling RMB 16.3 million (US$2.4 million) and current interest-bearing loans and borrowings totaling RMB 894.1 million (US$130.1 million).

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Short-term debt (1)	909.8	909.8	—	—	—
Long-term debt (1)	18.4	—	11.0	7.4	—
Purchase obligations regarding capital expenditures(2)	427.1	427.1	—	—	—
Operating lease commitments	26.2	12.1	10.6	3.4	0.1

Total	1,381.5	1,349.0	21.6	10.8	0.1

(1)	Includes contractual interest payments
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were RMB 683.9 million, RMB 429.9 million and RMB 285.0 million (US$41.5 million) in 2014, 2015 and 2016, respectively. These expenditures are primarily used for upgrading existing facilities and building new facilities mainly in Yulin City in Guangxi Zhuang Autonomous Region. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai.

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

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2016, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of RMB 427.1 million (US$62.1 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by government regulation in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2015 and 2016, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of RMB 4.0 million and RMB 29.7 million (US$4.3 million), respectively. These were issued for purchase of production materials, machinery and equipment.

As of December 31, 2015, we had no outstanding bills receivable discounted with banks for which Yuchai retained a recourse obligation. As of December 31, 2016, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled RMB 817.4 million (US$118.9 million). These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund the operation, as and when required.

As of December 31, 2015 and 2016, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation totaled RMB 859.7 million and RMB 851.1 million (US$123.8 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

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

IFRS 9 Financial Instruments

In July 2014, the International Accounting Standards Board (“IASB”) issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group does not apply hedge accounting. During 2016, the Group performed a preliminary assessment of IFRS 9 which is subject to changes arising from a more detailed ongoing analysis.

The Group’s initial assessment of the elements of IFRS 9 is as described below:

(a)	Classification and measurement

The Group does not expect a significant change to the measurement basis arising from adopting the new classification and measurement model under IFRS 9.

Loans and receivables that are currently accounted for at amortised cost will continue to be accounted for using amortised cost model under IFRS 9.

For financial assets currently held at fair value, the Group expects to continue measuring most of these assets at fair value under IFRS 9. Equity securities that are currently classified as held for trading will continue to be measured at fair value through profit or loss.

(b)	Impairment

IFRS 9 requires the Group to record expected credit losses on all of its loans and trade receivables, either on a 12-month or lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses on all trade receivables. Upon application of the expected credit loss model, the Group expects an increase in the impairment loss allowance due to unsecured nature of its loans and receivables, but it will need to perform a more detailed analysis which considers all reasonable and supportable information, including forward-looking elements to determine the extent of impact.

Transition

The Group plans to adopt the new standard on the required effective date without restating prior periods’ information and recognizes any difference between the previous carrying amount and the carrying amount at the beginning of the annual reporting period at the date of initial application in the opening retained earnings.

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

During 2016, the Group performed a preliminary assessment of IFRS 15 which is subject to changes arising from a more detailed ongoing analysis. The Group’s major businesses are manufacturing, assembling, and selling of diesel engines and related products.

The Group expects the following impact upon adoption of IFRS 15:

(a)	Variable consideration

Contracts with customers provide trade discounts or volume rebates. Currently, the Group recognises revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of trade discounts and volume rebates. If revenue cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, and will be required to be estimated at contract inception. IFRS 15 requires the estimated variable consideration to be constrained to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur to prevent over-recognition of revenue. The Group continues to assess individual contract to determine the estimated variable consideration and related constraint. The Group expects that application of the constraint may result in more revenue being deferred than is under current IFRS.

(b)	Warranty obligations

The Group provides warranties for both general repairs and maintenance services in its contracts with customers. For general repairs, the Group expects that such warranties will be assurance-type warranties which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with its current practice. For maintenance services, the Group expects that such warranties will be service-type warranties. IFRS 15 requires the Group to defer an allocated amount, based on a relative stand-alone selling price allocation, which, in most cases, will increase judgement and complexity. The Group continues to assess individual warranty contracts to determine the allocated amount to be deferred. The Group expects that application of the constraint may result in more revenue being deferred than is under current IFRS.

(c)	Presentation and disclosure requirements

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increase the details of disclosures required in the Group’s financial statements.

Transition

The following practical expedients are available when applying IFRS 15 retrospectively.

•	For completed contracts, an entity need not restate contracts that begin and end with the same annual reporting period or are completed contracts at the beginning of the earliest period presented.

•

For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating the variable consideration amounts in the comparative reporting periods; and

•

For contracts that were modified before the beginning of the earliest period presented, an entity need not retrospectively restate the contract for those contract modifications. Instead, an entity shall reflect the aggregate effect of all of the modifications that occur before the beginning of the earliest period presented when:

•	identifying the satisfied and unsatisfied performance obligations;

•	determining the transaction price; and

•	allocating the transaction price to the satisfied and unsatisfied performance obligations.

•

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognise that amount as revenue.

The Group plans to adopt the new standard on the required effective date using the full retrospective method and apply all the practical expedients available for full retrospective approach under IFRS 15 as listed above. The Group is currently performing a detailed analysis under IFRS 15 to determine its election of the practical expedients and to quantify the transition adjustments on its financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively.

The Group does not intend to early adopt the amendments. The Group will perform assessment on the impact once the IASB has decided the effective date of these amendments.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. Application of amendments will result in additional disclosure provided by the Group.

IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses – Amendments to IAS 12

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have material impact to the Group.

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted.

The Group’s Equity Incentive Plan is considered an equity-settled share-based payment transaction, all the share options outstanding as at December 31, 2016 will vest in July 2017. The Group does not plan to elect for retrospective application and does not expect the amendments to have any material impact to the Group.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Group is currently assessing the impact of the new standard and plans to adopt the new standard on the required effective date. The Group expects the adoption of the new standard will result in increase in total assets and total liabilities, EBITDA and gearing ratio.

Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts -Amendments to IFRS 4

The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the new insurance contracts standard that the IASB is developing to replace IFRS 4. The amendments introduce two options for entities issuing insurance contracts:

(i)	Temporary exemption from IFRS 9

The optional temporary exemption from IFRS 9 permits entities whose predominant activities are connected with insurance to defer the application of IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments Standard—IAS 39.

(ii)	The overlay approach

The overlay approach permits all issuers of insurance contracts to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts Standard is issued

The temporary exemption is first applied for reporting periods beginning on or after January 1, 2018. An entity may elect the overlay approach when it first applies IFRS 9 and apply that approach retrospectively to financial assets designated on transition to IFRS 9. The entity restates comparative information reflecting the overlay approach if, and only if, the entity restates comparative information when applying IFRS 9.

This amendment is not relevant to the Group as the Group is not an issuer of insurance contract.

Transfers of Investment Property (Amendments to IAS 40)

The amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use.

The amendments are effective for annual periods beginning on or after January 1, 2018.

Entities should apply the amendments prospectively to changes in use that occur on or after the beginning of the annual reporting period in which the entity first applies the amendments. An entity should reassess the classification of property held at that date and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application in accordance with IAS 8 is only permitted if that is possible without the use of hindsight. Early application of the amendments is permitted and must be disclosed.

The Group does not plan to early adopt the amendments and does not expect the amendments to have material impact to the Group.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration.

IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early application of interpretation is permitted and must be disclosed.

Entities may apply the amendments on a fully retrospective basis. Alternatively, an entity may apply the interpretation prospectively to all assets, expenses and income in its scope that are initially recognized on or after:

(i)	The beginning of the reporting period in which the entity first applies the interpretation, or

(ii)	The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Group does not expect the application of IFRIC 22 to have material impact to the Group.

Annual improvements 2014-2016 cycle

AIP IAS 28 Investments in Associates and Joint Ventures - Clarification that measuring investees at fair value through profit or loss is an investment - by - investment choice

The amendments clarify that:

(i)

An entity that is a venture capital organisation, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss.

(ii)

If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which (a) the investment entity associate or joint venture is initially recognized; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent.

The amendments should be applied retrospectively and are effective from January 1, 2018, with earlier application permitted. If an entity applies those amendments for an earlier period, it must disclose that fact.

The amendments are not expected to have any impact to the Group as the Group does not plan to measure its investments in associates and joint ventures at fair value through profit or loss.

AIP IFRS 12 Disclosure of Interests in Other Entities - Clarification of the scope of the disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

The amendments are effective from January 1, 2017 and must be applied retrospectively.

These amendments are not expected to have material impact to the Group.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of February 28, 2017, there were eight members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck and Hoh Weng Ming as its nominees. Mr. Yan Ping and Mr. Han Yiyong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
YAN Ping(1)	Director	2012
WU Qiwei(1)	Alternate Director to YAN Ping	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
TAN Aik-Leang (1)(3)	Director	2005
HAN Yiyong (1)	Director	2010
HO Chi-Keung Raymond(2)(3)	Director	2013
PHUNG Khong Fock Thomas (1)	Chief Financial Officer	2016
FOO Shing Mei Deborah	General Counsel	2007
Conyers Corporate Services (Bermuda) Limited(5)	Secretary	2015

Dr. Phung Khong Fock Thomas was appointed Chief Financial Officer with effect from June 1, 2016 to replace Mr. Leong Kok Ho who relinquished his position in order to assume the role of Chief Financial Officer at Hong Leong Asia.

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.
(5)	Codan Services Limited was renamed to Conyers Corporate Services (Bermuda) Limited with effect from April 1, 2017.

Mr. Hoh Weng Ming was appointed President and a Director of the Company on July 17, 2013 and November 11, 2011, respectively. He was the Chief Financial Officer of the Company from May 1, 2008 to November 10, 2011. He is also a Director of Yuchai and HLGE with effect from December 26, 2008 and February 16, 2011, respectively. Mr. Hoh has more than 25 years of working experience with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd., a subsidiary of Hong Leong Asia. Previously, he held the position of Financial Controller of the Company from 2002 to 2003. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Mr. Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Lewis, Venture Delta and Safety Godown Company Limited. He is also the non-executive Chairman of HLGE and Managing Director of Hong Leong International (Hong Kong) Limited. He has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group of companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Mr. Gan is related to Mr. Kwek Leng Peck.

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

Mr. Wu Qiwei is an Alternate Director of the Company to Mr. Yan Ping and the President and a director of Yuchai. He previously served as one of the Deputy General Managers of Yuchai and was in charge of sales and marketing. He holds a Bachelor of Engineering Degree from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is the Managing Director of Octagon Advisors (Shanghai) Co. Ltd and a managing director of Octagon Advisors Pte. Ltd, a financial advisory firm in Singapore. Between August 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Mr. Neo is currently also a director of Asia Airfreight Terminal Co Ltd, Cambodia Post Bank Plc, Fullerton Credit (Sichuan) Ltd, Fullerton Credit (Chongqing) Ltd, Fullerton Credit (Hubei) Ltd and Fullerton Credit (Yunnan) Ltd. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

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

Mr. Chi-Keung Ho Raymond was previously a Director of the Company from June 2004 to September 2006 and was re-appointed as an independent Director on April 30, 2013. He is now practicing as an independent Arbitrator; and also as an Of Counsel of Fred Kan & Co., a law firm based in Hong Kong with an operation in Tokyo. Mr. Ho was the Secretary General of the Law Society of Hong Kong from 2008 to 2011 and prior to joining the secretariat of the Law Society in 2006, he had practiced law for 23 years since 1983. He holds the degrees of Bachelor of Laws and Master of Social Sciences from the University of Hong Kong, as well as a Master of Laws degree from the University of London. He is a Fellow of the UK Chartered Institute of Arbitrators and is currently listed on the panel of arbitrators of the Hong Kong International Arbitration Centre. He is a practicing member of the Law Society of Hong Kong; and a non-practising member of The Law Society of England & Wales, The Law Society of British Columbia and The Law Society of the Australian Capital Territory. Mr. Ho currently is a Director of Cheer Moon Development Limited and Power Rich Investment Limited. Our Board of Directors has determined that Mr. Ho is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Han Yiyong is a Director of the Company and Yuchai. He is also the Chairman and a Director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s Degree in Vehicle Engineering from the Shandong University of Technology and a Master’s Degree in Power Machinery and Engineering from Guangxi University.

Dr. Phung Khong Fock Thomas was appointed Chief Financial Officer of the Company on June 1, 2016. He was appointed a Director of Yuchai with effect from January 23, 2017. Dr. Phung has over 20 years’ experience in both the manufacturing and service sectors. Prior to this appointment, Dr. Phung was the East Asia Pacific Finance Director for Alstom Transport (Singapore) Pte Ltd. He has also worked at Bombardier Transportation group, Thales GeoSolutions (Asia Pacific), Glaxo SmithKline Singapore Pte Ltd and Baker Oil Tools, a Baker Hughes company. At Shandong Asia Pacific SSYMB Pulp & Paper Co. Ltd, he was based in Shandong, China for three years. Dr. Phung started his career as a credit authorizer at Bank of America in Singapore. Dr. Phung received his PhD in Finance from Cass Business School, City University in London in 1998 and an MBA in Financial Management from Hull University Business School in Hull, UK in 1994.

Ms. Foo Shing Mei Deborah was appointed General Counsel of the Company with effect from December 10, 2007. Ms. Foo has more than 20 years’ of commercial and corporate experience gained from various in-house positions in Singapore and Hong Kong. Prior to joining the Company, she held the positions of Vice President of Group Legal and Company Secretary at NASDAQ-listed Pacific Internet Limited. She holds a BA (Hons) in Law and History from the University of Keele, UK and a Masters of Law Degree in Commercial and Corporate law from the University of London, UK. She is a Barrister-at-Law (Middle Temple) and is admitted as an Advocate and Solicitor in Singapore.

Conyers Corporate Services (Bermuda) Limited was appointed Secretary of the Company on January 28, 2015.

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

Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of February 28, 2017 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
YAN Ping (1)	Chairman of the Board of Directors	2005
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (2)	Director and President	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
TAN Aik-Leang (1)	Independent Director	2005
LU Yuming	Director and Chief Accountant	2014
PHUNG Khong Fock Thomas	Director	2017
HAN Yiyong (1)	Director and Company Secretary	2010
GU Tangsheng	Director	2005
LAI Tak Chuen Kelvin (3)	Director and Chief Business Controller	2011
TAY Hui Boon Kelly (3)	Financial Controller seconded to Yuchai	2008
LIU Hung Derek (3)	Deputy General Manager	2012
QIN Xiaohong	Vice President	2015
YE Bin	Vice President	2015
WANG Limin	Vice President	2015
LIANG Qingyan	Vice President	2015
TAN Guirong	Vice President	2015
NING Xingyong	Vice President	2015

(1)	Also a Director of the Company.
(2)	Also an Alternate Director of the Company to Mr. Yan Ping.
(3)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Yan Ping, Gan Khai Choon, Neo Poh Kiat, Kwek Leng Peck, Tan Aik-Leang, Hoh Weng Ming, Phung Khong Fock Thomas and Han Yiyong, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers of the Company.”

Mr. Wu Qiwei is the President and a Director of Yuchai and an Alternate Director of the Company to Mr. Yan Ping. He previously served as one of the Deputy General Managers of Yuchai and was in charge of sales and marketing. He holds a Bachelor of Engineering Degree from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

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

Mr. Lai Tak Chuen Kelvin was appointed Vice President of Operations of the Company on June 7, 2010. He was appointed Chief Business Officer and a Director of Yuchai on March 11, 2011 and June 28, 2013, respectively. Mr. Lai holds a Bachelor of Business Administration in Management from the Open University of Hong Kong as well as a Postgraduate Certificate in Engineering Business Management from the University of Warwick, UK. He worked for ten years as a marine engineer in a shipping company before moving on to Rolls-Royce International Ltd where he held various positions, over a period of 14 years, in their power generation and industrial power business covering the Greater China Region including Taiwan. He has also worked for Cummins Hong Kong Ltd as General Manager in their diesel engine distribution and aftermarket business covering Southern China and Hong Kong.

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

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of February 28, 2017, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes — Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

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

In fiscal year 2016, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company. For fiscal year 2016, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of share options may not exceed ten years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2016, there were 530,000 options outstanding under the Equity Incentive Plan. No further options have since been granted under the Equity Incentive Plan. The options vest in three equal installments over a three-year term and as of December 31, 2016 and February 28, 2017, two thirds of all options granted have vested in the grantees. The share options granted to our former Chief Financial Officer, Leong Kok Ho, were cancelled upon his ceasing to be an employee of the Company on June 1, 2016.

Name	Option Award	Exercise Price (US$/Share)	Grant Date	Expiration Date
YAN Ping	200,000	$21.11	July 29, 2014	July 28, 2024
HOH Weng Ming	150,000	$21.11	July 29, 2014	July 28, 2024
WU Qiwei	80,000	$21.11	July 29, 2014	July 28, 2024
LAI Tak Chuen Kelvin	40,000	$21.11	July 29, 2014	July 28, 2024
FOO Shing Mei Deborah	40,000	$21.11	July 29, 2014	July 28, 2024
TAY Hui Boon Kelly	20,000	$21.11	July 29, 2014	July 28, 2024

	530,000

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

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2016 was approximately RMB 62.2 million (US$ 9.0 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. See also “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Directors — Remuneration and Pensions.”

Employees

As of December 31, 2014, 2015 and 2016, Yuchai employed approximately, 11,404, 10,420 and 9,887 people, respectively, nationwide in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 8.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For fiscal year 2016, the total annual salary and bonus paid to Yuchai’s employees was RMB 897.5 million (US$130.5 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of February 28, 2017 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 40,712,100 shares of Common Stock outstanding as of February 28, 2017.

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	16,360,845	40.2%
The Yulin City Government (2)	7,028,151	17.3%
Shah Capital Management (3)	3,416,382	8.4%

(1)

Information based upon an announcement by Hong Leong Asia on the Singapore Exchange on July 5, 2016 and a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended from time to time, most recently on July 5, 2016. Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 16,360,845 shares of Common Stock or approximately 40.2% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited, having increased its holdings from 34.9% to 35.5% during the period from March 11 to 26, 2014, from 35.5% to 37.02% during the period July 14 to December 26, 2014, from 37.02% to 38.7% during the period July 14 to August 25, 2015 and from 38.7% to 40.2% as of June 29, 2016. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our shares and share ownership — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders And Related Party Transactions — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

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

(3)	Information based on a report on Form 13F filed by Shah Capital Management with the SEC on January 25, 2017 for the fourth quarter ended December 31, 2016.

As of February 28, 2017, there were 25,791,103 shares of Common Stock, or 63.3% of the total number of shares of Common Stock, held of record by 16 persons with registered addresses in the United States.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of February 28, 2017, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2016, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services.

During fiscal year 2016, certain affiliates of Hong Leong Asia charged us RMB 6.9 million (US$ 1.0 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During fiscal year 2016, Yuchai (including its associates and joint ventures) entered into agreements with State Holding Company, its subsidiaries and affiliates for the sale and purchase of raw materials, supplies, scraps and diesel engines, lease of assets, as well as hospitality and restaurant services. For further details on these transactions, please see Note 30 to our consolidated financial statements appearing elsewhere herein.

On February 8, 2017, we entered into a loan agreement with HLGE extending the loan for another year from July 2017 to July 2018. During the period from January 1, 2016 to February 28, 2017, the largest amount outstanding under the loan was S$68 million, and, as of February 28, 2017, S$68 million was outstanding under the loan. The interest payable under the loan is 1.835% per annum. For more details, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE — The HLGE Group may be unable to continue as a going concern or raise sufficient funds to repay its debt obligations to us.” We have undertaken other significant business transactions with related parties during the fiscal year ended December 31, 2016, as set forth under Note 30 to our consolidated financial statements appearing elsewhere herein.

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

The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

Period	US$ High	US$ Low
2012	18.52	11.70
2013	26.39	13.43
2014	24.94	16.60
2015	20.96	10.45
2016	13.98	8.49

Period	US$ High	US$ Low
2015 First Quarter	20.18	18.09
2015 Second Quarter	20.96	16.66
2015 Third Quarter	16.96	11.85
2015 Fourth Quarter	13.84	10.45
2016 First Quarter	10.77	8.49
2016 Second Quarter	11.82	9.09
2016 Third Quarter	11.48	10.47
2016 Fourth Quarter	13.98	10.43
2017 First Quarter	18.98	13.25

Period	US$ High	US$ Low
October 2016	11.54	10.43
November 2016	12.74	10.76
December 2016	13.98	12.36
January 2017	14.71	13.25
February 2017	16.00	13.55
March 2017	18.98	15.81

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

Independence is defined by various criteria including the absence of a material relationship between director and the listed company. Directors who are employees, are immediate family of the chief executive officer or receive over US$120,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent.

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

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$490,000 for fiscal year 2014 at our annual general meeting held on June 11, 2015 and from US$250,000 to US$509,589 for fiscal year 2015 at our annual general meeting held on August 8, 2016.

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

Yuchai, as an FIE, is permitted to retain its foreign currency earnings and maintain foreign currency accounts at designated foreign exchange banks. However, there can be no assurance that the current authorizations for FIEs to retain their foreign exchange to satisfy foreign exchange liabilities in the future will not be limited or eliminated or that Yuchai will be able to obtain sufficient foreign exchange to satisfy their foreign exchange requirements. Foreign exchange transactions under the capital account and the foreign debt account continue to be subject to limitations and require registrations with the reviews from the designated foreign exchange banks and SAFE, which could affect the ability of Yuchai to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the US dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the US dollar again, though there have been periods when the US dollar has appreciated against the Renminbi as well. From December 31, 2012 to December 31, 2016, the Renminbi depreciated about 11.4% against the US dollar. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

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

On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (“Notice 16”), which became effective on the same day. Pursuant to Notice 16, domestic institutions (FIEs included) may voluntarily settle 100% (the percentage is subject to adjustment by SAFE) of their foreign exchange earnings under capital account (including capitals contribution in foreign currency, foreign debts, etc.) to the Account for Foreign Exchange Settlement Pending Payment based on actual needs under the permitted business scope. Meanwhile, Notice 16 further loosens up the restrictions imposed on the use of Converted Renminbi. According to Notice 16, the Converted Renminbi can be used for providing loans to affiliated enterprises of FIEs.

On January 12, 2017, PBOC issued the Notice of People’s Bank of China on Matters Concerning Macro-Prudential Management on All-round Cross-border Financing (“Notice 9”), which took effect on the same day, and, according to Notice 9, the domestic entities (other than FIEs) can borrow foreign debts without the pre-approval of SAFE as well as the quota for foreign debts of domestic entities shall be calculated by reference to the annul net asset, outstanding foreign debts, and the other factors.

On January 26, 2017, SAFE promulgated the Notice of State Administration of Foreign Exchange on Improving the Inspection of Authenticity and Compliance to Further Promote Foreign Exchange Control (“Notice 3”), which became effective on the same day. The principle of Notice 3 is to encourage capital inflow. Under Notice 3, the debtor may directly or indirectly repatriate the funds under guarantee for use domestically by way of domestic borrowing or equity investment, or by other means. Meanwhile, Notice 3 emphasizes on the policy of profit remittance of FIEs. To process outbound remittance of profits in an amount equivalent to or above USD 50,000 for an FIE, the bank shall examine several documents to assure the authenticity of the profit distribution. An FIE shall use the profit to first make up the losses suffered in the previous years prior to remitting the profits overseas.

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

People’s Republic of China Taxation

The following discussion summarizes the taxes applicable to the Company’s investment in Yuchai and applicable to Yuchai under the Chinese law.

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

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. In 2011, Yuchai was certified as a high technology company with effect from 2011 to 2013, so it may qualify for this scheme if certain other criteria are met. In 2014, Yuchai was also certified as a high technology company with effect from 2014 to 2016, so it may qualify for this scheme if certain other criteria are met.

From 2008 to 2010, Yuchai was subject to the reduced corporate tax of 15% as it qualified under the Western Development Incentive Scheme. Since Yuchai operates in the Guangxi Zhuang Autonomous Region and had previously qualified under the Western Development Incentive Scheme, Yuchai believes that it still qualifies under this scheme and filed corporate tax returns at the reduced corporate tax rate of 15% from 2011 to 2014, subject to final approval by the local tax authority. Yuchai filed its corporate tax returns for 2015 under the High Technology Incentive Scheme. In the event that Yuchai is not able to qualify for any of these incentive schemes, it would be subject to corporate tax at a rate of 25% as prescribed under the CIT Law. Yuchai’s subsidiaries continue to be subject to the CIT Law prescribed tax rate of 25%.

The China tax bureau periodically conducts tax examinations. In 2015, the local tax bureau conducted its tax examination of Yuchai’s PRC income tax returns from 2013 to 2014, being the years sampled for the current tax examinations. In May 2016, the local tax bureau issued its final report and no material issues were raised. However, any adverse findings or change in the tax legislation in China could have a material adverse impact on our consolidated financial conditions or results of operations. Furthermore, pursuant to the CIT Law, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC in accordance with the CIT, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules specify that a “de facto management organization” means an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. Although the Implementation Rules provide a definition of “de facto management organization”, such definition has not been tested and there remains uncertainty as to when a non-PRC enterprise’s “de facto management organization” is considered to be located in the PRC. If we or any of our subsidiaries registered outside China are treated as “tax resident enterprise” under the CIT Law, our income tax expenses may increase and our profitability could decrease.

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

Value-Added Tax

In addition to Chinese income tax, Yuchai is subject to tax on its sales. With effect from January 1, 2009, the amended Value-Added Tax Provisional Regulations subject all goods produced or processed in China, other than real property and goods produced or processed for export, to a value-added tax or VAT at each stage or sale in the process of manufacture, processing, distribution and sale to the ultimate consumer. Commencing from 2012, the application of VAT has been gradually expanded to certain industries through a VAT pilot program to replace business and services taxes. On May 1, 2016, following the completion of the VAT pilot program, VAT was extended to cover the construction, real estate, finance and consumer services sectors. The basic VAT rate is 17% of the sales price of the item, although certain goods are assessed at a preferential VAT rate of 13%. The VAT applicable to the services sector is assessed at a rate of between 3% - 17%.

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

For purposes of this discussion, a US Holder is a beneficial owner of Common Stock that is:

•	an individual who is a citizen or resident of the United States,

•	a US domestic corporation (or other entity taxable as a US domestic corporation for United States federal income tax purposes),

•	an estate the income of which is subject to United States federal income tax regardless of its source, or

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Additional Reporting Requirements

Certain US Holders who are individuals are required to report information relating to an interest in our shares, subject to certain exceptions. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. US Holders should consult their tax advisors regarding the effect, if any, of this United States federal income tax legislation on their ownership and disposition of our shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term, medium-term and long-term Renminbi denominated borrowings obtained by Yuchai. The interest rates of such borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. We also have various credit facilities from banks in Singapore to finance our working capital requirements. As of December 31, 2016, we had outstanding consolidated loans of RMB 910.4 million (US$132.4 million).

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

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at December 31, 2016 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2016 of the Company would increase/decrease by RMB 15.7 million (US$2.3 million) (2015: profit increase/decrease by RMB 6.6 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk in fiscal years 2015 and 2016 are primarily Singapore dollar, Euro, Renminbi and the United States dollar.

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

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2015	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Held for trading investment	11,984	—	—	—	—
Trade and other receivables	565	407	12,762	32,651	—
Cash and bank balances	124,034	—	2,177	29,520	938
Financial liabilities	(32,163)	(280,924)	—	—	—
Trade and other payables	(12,978)	(50)	(5,051)	(2,020)	—

	91,442	(280,567)	9,888	60,151	938

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2016	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Held for trading investment	12,181	—	—	—	—
Trade and other receivables	957	9,232	15,032	31,679	982
Cash and bank balances	117,763	3,841	7,247	—	—
Financial liabilities	(33,686)	—	(104,055)	—	—
Trade and other payables	(12,991)	(10,763)	(5,873)	(1,410)	—

	84,224	2,310	(87,649)	30,269	982

US$	12,251	336	(12,749)	4,403	143

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2015	2016	2016
	RMB	RMB	US$
	(in thousands)
Singapore dollar	9,144	8,422	1,225
Euro	(28,057)	231	34
United States dollar	989	(8,765)	(1,275)
Renminbi	6,015	3,027	440

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	Audit fees		Audit- related fees	Tax fees	Others		Total
	RMB		RMB	RMB	RMB		RMB
	(in thousands)
2015	3,067	(1)	—	—	168	(3)	3,235
2016	3,056	(2)	—	12	33	(3)	3,101

(1)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2015. The remaining audit fees of RMB 6.3 million were billed in 2016.

(2)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2016. The remaining audit fees of RMB 6.5 million had not been billed as of February 28, 2017.

(3)

Represents professional service charges billed to the Company (excluding HLGE) by its independent registered public accounting firm for the relevant year for conflict minerals reporting in fiscal years 2015 and 2016 and anti-corruption and anti-bribery training activities in fiscal year 2015.

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

3.1

Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162).

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

Date: April 17, 2017

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
December 31, 2016

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2016

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, China Yuchai International Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2016

The Board of Directors and Shareholders of China Yuchai International Limited (cont’d)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016 of China Yuchai International Limited and our report dated April 17, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Singapore

April 17, 2017

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

For the financial year ended December 31, 2016

The Board of Directors and Shareholders of China Yuchai International Limited

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 17, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Singapore

April 17, 2017

China Yuchai International Limited

Consolidated Statement of Profit or Loss

(RMB and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2014	31.12.2015	31.12.2016	31.12.2016
		RMB’000	RMB’000	RMB’000	US$’000

Sales of goods	7	16,345,885	13,634,395	13,542,568	1,969,828
Rendering of services	7	90,257	99,042	122,272	17,785

Revenue	7	16,436,142	13,733,437	13,664,840	1,987,613
Cost of sales (goods)	8.1	(13,104,609)	(10,893,562)	(10,673,521)	(1,552,512)
Cost of sales (services)	8.1	(40,543)	(49,303)	(27,134)	(3,947)

Gross profit		3,290,990	2,790,572	2,964,185	431,154
Other operating income	8.2(a)	121,901	106,931	114,895	16,713
Other operating expenses	8.2(b)	(27,009)	(87,594)	(19,540)	(2,842)
Research and development costs	8.1	(494,594)	(506,955)	(588,007)	(85,528)
Selling, distribution and administrative costs	8.1	(1,598,670)	(1,497,774)	(1,504,360)	(218,816)

Operating profit		1,292,618	805,180	967,173	140,681
Finance costs	8.3	(156,670)	(116,351)	(79,683)	(11,591)
Share of profit of associates	5	956	245	456	66
Share of losses of joint ventures	6	(30,711)	(2,936)	(4,068)	(592)
Gains arising from acquisitions	4	95,192	—	—	—

Profit before tax		1,201,385	686,138	883,878	128,564
Income tax expense	9	(179,639)	(176,818)	(160,270)	(23,313)

Profit for the year		1,021,746	509,320	723,608	105,251

Attributable to:
Equity holders of the parent		730,280	341,108	515,737	75,016
Non-controlling interests		291,466	168,212	207,871	30,235

		1,021,746	509,320	723,608	105,251

Earnings per share	10
Basic and diluted, profit for the year attributable to ordinary equity holders of the parent		19.36	8.81	12.89	1.87

Weighted average number of shares:
- Basic and diluted		37,720,248	38,712,282	40,016,808	40,016,808

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

(RMB and US$ amounts expressed in thousands, except per share data)

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

Profit for the year	1,021,746	509,320	723,608	105,251

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	11,937	31,533	36,394	5,294
Transfer of reserve on initial equity interest in a joint venture on acquisition	(469)	—	—	—
Realization of foreign currency translation reserves upon liquidation of foreign operation	—	144	—	—

Net other comprehensive income to be reclassified to profit or loss in subsequent periods, representing other comprehensive income for the year, net of tax	11,468	31,677	36,394	5,294

Total comprehensive income for the year, net of tax	1,033,214	540,997	760,002	110,545

Attributable to:
Equity holders of the parent	741,244	375,646	555,355	80,779
Non-controlling interests	291,970	165,351	204,647	29,766

	1,033,214	540,997	760,002	110,545

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

(RMB and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2015	31.12.2016	31.12.2016
		RMB’000	RMB’000	US$’000

ASSETS

Non-current assets
Property, plant and equipment	11	4,329,544	4,127,185	600,318
Investment property	12	7,437	7,298	1,062
Prepaid operating leases	13	392,455	379,636	55,220
Goodwill	14	212,636	212,636	30,929
Intangible assets	15	81,826	81,826	11,902
Investment in associates	5	3,379	3,836	557
Investment in joint ventures	6	266,784	176,351	25,651
Deferred tax assets	9	341,728	308,207	44,830
Long-term bank deposits	23	60,000	—	—
Other receivables	21	1,519	1,588	231

		5,697,308	5,298,563	770,700

Current assets
Inventories	18	1,711,330	1,663,879	242,019
Trade and bills receivables	20	7,178,513	7,057,256	1,026,510
Prepayments		35,532	37,654	5,477
Other receivables	21	348,151	348,711	50,722
Prepaid operating leases	13	12,546	12,546	1,825
Other current assets	19	50,099	35,559	5,172
Cash and cash equivalents	23	3,474,364	3,653,914	531,479
Short-term bank deposits	23	7,195	363,043	52,806
Restricted cash	23	300,564	36,000	5,236
Asset classified as held for sale	22	—	89,381	13,001

		13,118,294	13,297,943	1,934,247

Total assets		18,815,602	18,596,506	2,704,947

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position (cont’d)

(RMB and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2015	31.12.2016	31.12.2016
		RMB’000	RMB’000	US$’000

EQUITY AND LIABILITIES

Equity
Issued capital	24	1,955,720	2,059,076	299,502
Preference shares	24	21	21	3
Statutory reserves	26	298,221	299,144	43,512
Capital reserves		30,954	30,954	4,502
Retained earnings		5,012,934	5,306,199	771,811
Other components of equity		(58,233)	(11,560)	(1,681)

Equity attributable to equity holders of the parent		7,239,617	7,683,834	1,117,649
Non-controlling interests		2,190,452	2,301,978	334,833

Total equity		9,430,069	9,985,812	1,452,482

Non-current liabilities
Interest-bearing loans and borrowings	16(b)	56,509	16,270	2,367
Other liabilities	16(a)	55	70	10
Deferred tax liabilities	9	127,419	115,758	16,838
Deferred grants	17	334,328	315,950	45,956
Other payables	28	115,341	136,772	19,894

		633,652	584,820	85,065

Current liabilities
Trade and other payables	28	6,076,849	6,845,043	995,643
Interest-bearing loans and borrowings	16(b)	2,399,195	894,136	130,056
Other liabilities	16(a)	59	178	26
Provision for taxation		42,201	47,667	6,933
Provision for product warranty	29	233,577	238,850	34,742

		8,751,881	8,025,874	1,167,400

Total liabilities		9,385,533	8,610,694	1,252,465

Total equity and liabilities		18,815,602	18,596,506	2,704,947

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(RMB and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 24)	Preference shares (Note 24)	Statutory reserves (Note 26)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 24)	Performance shares reserve (Note 24)	Other reserve on transaction with non- controlling interests	Premium for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2014	1,724,196	21	300,718	2,932	4,471,075	(106,359)	(85)	—	(925)	6,391,573	2,042,592	8,434,165

Profit for the year	—	—	—	—	730,280	—	—	—	—	730,280	291,466	1,021,746
Other comprehensive income	—	—	—	—	—	10,964	—	—	—	10,964	504	11,468

Total comprehensive income for the year	—	—	—	—	730,280	10,964	—	—	—	741,244	291,970	1,033,214
Shares issued during the year (Note 24)	116,031	—	—	—	—	—	—	—	—	116,031	—	116,031
Transfer to statutory reserves	—	—	2,064	—	(2,064)	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(162,331)	(162,331)
Dividends declared and paid (US$1.20 per share)	—	—	—	—	(274,524)	—	—	—	—	(274,524)	—	(274,524)
Cost of share-based compensation	—	—	—	—	—	—	5,348	—	—	5,348	—	5,348
Liquidation of a subsidiary	—	—	(2)	—	—	—	—	—	—	(2)	—	(2)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	8,762	—	8,762	(8,849)	(87)

At December 31, 2014	1,840,227	21	302,780	2,932	4,924,767	(95,395)	5,263	8,762	(925)	6,988,432	2,163,382	9,151,814

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(RMB and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 24)	Preference shares (Note 24)	Statutory reserves (Note 26)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 24)	Performance shares reserve (Note 24)	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2015	1,840,227	21	302,780	2,932	4,924,767	(95,395)	5,263	8,762	(925)	6,988,432	2,163,382	9,151,814

Profit for the year	—	—	—	—	341,108	—	—	—	—	341,108	168,212	509,320
Other comprehensive income	—	—	—	—	—	34,538	—	—	—	34,538	(2,861)	31,677

Total comprehensive income for the year	—	—	—	—	341,108	34,538	—	—	—	375,646	165,351	540,997
Shares issued during the year (Note 24)	115,493	—	—	—	—	—	—	—	—	115,493	—	115,493
Transfer to statutory reserves	—	—	1,332	—	(1,332)	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(108,511)	(108,511)
Dividends declared and paid (US$1.10 per share) (Note 25)	—	—	—	—	(257,500)	—	—	—	—	(257,500)	—	(257,500)
Cost of share-based compensation	—	—	—	—	—	—	10,275	—	—	10,275	—	10,275
Disposal of a subsidiary	—	—	(5,891)	—	5,891	—	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	28,022	—	—	—	(8,762)	(11,989)	7,271	(29,770)	(22,499)

At December 31, 2015	1,955,720	21	298,221	30,954	5,012,934	(60,857)	15,538	—	(12,914)	7,239,617	2,190,452	9,430,069

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity (cont’d)

(RMB and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 24)	Preference shares (Note 24)	Statutory reserves (Note 26)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 24)	Performance shares reserve (Note 24)	Reserve of asset classified as held for sale (Note 22)	(Premium paid for)/ discount on acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2016	1,955,720	21	298,221	30,954	5,012,934	(60,857)	15,538	—	(12,914)	7,239,617	2,190,452	9,430,069

Profit for the year	—	—	—	—	515,737	—	—	—	—	515,737	207,871	723,608
Other comprehensive income	—	—	—	—	—	39,618	—	—	—	39,618	(3,224)	36,394

Total comprehensive income for the year	—	—	—	—	515,737	39,618	—	—	—	555,355	204,647	760,002
Shares issued during the year (Note 24)	103,356	—	—	—	—	—	—	—	—	103,356	—	103,356
Transfer to statutory reserves	—	—	923	—	(923)	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(84,450)	(84,450)
Dividends declared and paid (US$0.85 per share) (Note 25)	—	—	—	—	(221,549)	—	—	—	—	(221,549)	—	(221,549)
Cost of share-based compensation	—	—	—	—	—	—	5,301	—	—	5,301	—	5,301
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	1,754	1,754	(8,671)	(6,917)
Reserve attributable to asset classified as held for sale	—	—	—	—	—	(22,720)	—	22,720	—	—	—	—

At December 31, 2016	2,059,076	21	299,144	30,954	5,306,199	(43,959)	20,839	22,720	(11,160)	7,683,834	2,301,978	9,985,812

US$’000	299,502	3	43,512	4,502	771,811	(6,394)	3,031	3,305	(1,623)	1,117,649	334,833	1,452,482

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

(RMB and US$ amounts expressed in thousands, except per share data)

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

Operating activities

Profit before tax	1,201,385	686,138	883,878	128,564
Adjustments to reconcile profit before tax to net cash flows:
(Written back)/impairment of doubtful debts (net)	(1,595)	32,938	3,696	538
Inventories written down	21,297	59,339	48,202	7,011
Reversal of write-down of inventories	(24,694)	(24,079)	(53,373)	(7,763)
Depreciation of property, plant and equipment	418,675	456,002	465,093	67,650
Depreciation of investment property	—	—	248	36
Amortization of prepaid operating leases	12,581	13,433	12,819	1,864
Dividend income from held for trading investment	(989)	—	(943)	(137)
Impairment of property, plant and equipment	10,433	2,873	3,297	480
Write-off of property, plant and equipment	15	4,931	5	1
Impairment of intangible asset	60,000	26,700	1,131	165
Share of net loss of associates and joint ventures	29,755	2,691	3,612	526
Exchange loss/(gain)	13,044	45,354	(3,407)	(496)
Fair value loss/(gain) on foreign exchange forward contract	2,731	(15,506)	140	20
Loss on disposal of property, plant and equipment	5,984	14,874	14,020	2,039
Gain on disposal of prepaid operating leases	(194)	(2,511)	—	—
Loss on disposal of subsidiary	—	13,647	—	—
Gain on liquidation of joint venture	—	(348)	—	—
Finance costs	156,670	116,351	79,683	11,591
Interest income	(45,824)	(41,314)	(56,983)	(8,288)
Fair value loss on held for trading investment	5,250	10,871	243	35
Cost of share-based payments	5,360	10,275	5,301	771
Gains arising from acquisitions	(95,192)	—	—	—
Write-off of trade and other payables	(42,437)	(9)	—	—
Loss on dilution of equity interest in joint venture	—	2,848	—	—
Written back of impairment loss on development properties	—	(2,976)	—	—

Total adjustments	1,732,255	1,412,522	1,406,662	204,607

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(RMB and US$ amounts expressed in thousands, except per share data)

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

Changes in working capital
Decrease in inventories	433,630	168,176	55,299	8,043
(Increase)/decrease in trade and other receivables	(85,712)	732,413	116,487	16,944
(Decrease)/increase in trade and other payables	(1,140,069)	(495,825)	774,134	112,601
(Increase)/decrease in balances with related parties	(137,956)	5,206	56,526	8,222
Decrease in development properties	828	—	—	—

Cash flows from operating activities	802,976	1,822,492	2,409,108	350,417
Income taxes paid	(267,290)	(135,774)	(133,021)	(19,349)

Net cash flows from operating activities	535,686	1,686,718	2,276,087	331,068

Investing activities
Acquisition of subsidiaries	(16,690)	—	—	—
Additional investment in subsidiaries	(87)	(22,499)	(9,076)	(1,320)
Acquisition/additional investment in associates and joint ventures	(462)	(2,591)	(1,255)	(183)
Dividend received from held for trading investment	989	—	943	137
Dividends received from joint ventures	258	1,190	598	87
Interest received	50,081	46,402	56,734	8,252
Net cash inflow on liquidation of a joint venture	—	1,763	—	—
Payment for prepaid operating leases	(8,300)	—	—	—
Proceeds from disposal of prepaid operating leases	2,518	4,505	—	—
Additions of intangible asset	(21,515)	—	—	—
Proceeds from disposal of property, plant and equipment	16,113	6,602	667	97
Purchase of property, plant and equipment	(660,930)	(397,817)	(351,472)	(51,123)
Proceeds from disposal of subsidiary, net of cash disposed	—	170,703	—	—
Proceeds from government grants	14,562	39,558	13,639	1,983
Placement of fixed deposits with banks	(97,069)	(66,901)	(290,169)	(42,206)
Withdrawal of fixed deposits from banks	197,513	193,589	7,360	1,071

Net cash flows used in investing activities	(523,019)	(25,496)	(572,031)	(83,205)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows (cont’d)

(RMB and US$ amounts expressed in thousands, except per share data)

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

Financing activities
Dividends paid to non-controlling interests	(156,908)	(94,899)	(87,975)	(12,796)
Dividends paid to equity holders of the parent	(158,493)	(142,007)	(118,193)	(17,192)
Interest paid and discounting on bills receivable	(153,617)	(108,279)	(110,774)	(16,113)
Payment of finance lease liabilities	(71)	(85)	(61)	(9)
Proceeds from borrowings	1,924,613	2,534,384	1,255,659	182,641
Repayment of borrowings	(1,939,054)	(2,772,862)	(2,793,206)	(406,285)
Proceeds from issue of bonds	—	398,777	—	—
Placement of fixed deposits pledged with banks for banking facilities	—	(300,564)	—	—
Withdrawal of fixed deposits pledged with banks for banking facilities	168,781	—	300,564	43,718

Net cash flows used in financing activities	(314,749)	(485,535)	(1,553,986)	(226,036)

Net (decrease)/increase in cash and cash equivalents	(302,082)	1,175,687	150,070	21,827
Cash and cash equivalents at January 1	2,596,536	2,291,345	3,474,364	505,362
Effect of exchange rate changes on balances in foreign currencies	(3,109)	7,332	29,480	4,290

Cash and cash equivalents at December 31	2,291,345	3,474,364	3,653,914	531,479

Significant non-cash investing and financing transactions

For the years ended December 31, 2014, 2015 and 2016, certain customers settled their debts with trade bills amounting to RMB 14,117 million, RMB 12,032 million and RMB 12,203 million (US$1,775 million) respectively. These outstanding trade bills were classified as bills receivables in the financial statements.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2016 were authorized for issue in accordance with a resolution of the directors on April 17, 2017. China Yuchai International Limited is a limited company incorporated under the laws of Bermuda whose shares are publicly traded. The registered office of the Company is at 2 Clarendon House, Church Street, Hamilton HM11, Bermuda. On March 7, 2008, the Company registered a branch office in Singapore, located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. The principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581.

1.2	Investment in Guangxi Yuchai Machinery Company Limited

The Company was incorporated under the laws of Bermuda on April 29, 1993. The Company was established to acquire a controlling financial interest in Guangxi Yuchai Machinery Company Limited, a Sino-foreign joint stock company which manufactures, assembles and sells diesel engines in the People’s Republic of China (the “PRC”). The principal markets for Yuchai’s diesel engines are truck and bus manufacturers in the PRC.

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

Yuchai established three direct subsidiaries, Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”), Guangxi Yulin Yuchai Accessories Manufacturing Company Limited (“YAMC”) and Yuchai Express Guarantee Co. Ltd (“YEGCL”). YMMC and YAMC were established in 2000, and are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. YEGCL was established in 2004, and is involved in the provision of financial guarantees to mortgage loan applicants in favor of banks in connection with the applicants’ purchase of automobiles equipped with diesel engines produced by Yuchai. In 2006, YEGCL ceased granting new guarantees with the aim of servicing the remaining outstanding guarantee commitments to completion. YEGCL has no more guarantee commitments remaining at the end of 2011. As YEGCL is a non-core business of the Group, on December 27, 2012, Yuchai disposed of its entire shareholdings in YEGCL to one of the subsidiaries of State Holding Company for a consideration of RMB 85.8 million, and resulted in a loss of RMB 10.9 million. In October 2015, Yuchai acquired 2.86% of equity interest in YAMC from State Holding Company with a purchase consideration of RMB 4.2 million. As at December 31, 2016, Yuchai held an equity interest of 71.83% and 100% respectively in YMMC and YAMC.

In July 2015, YMMC acquired 40.00% of equity interest in Yunnan Yuchai Machinery Industry Company Limited (“YMMC Yunnan”) by way of offsetting trade receivables from the third party of RMB 18.3 million. In September 2016, YMMC acquired 47.53% of equity interest in Sichuan Yuchai Machinery Industry Company Limited (“YMMC Sichuan”) from non-controlling interest for a cash consideration of RMB 8.9 million. As at December 31, 2015 and 2016, YMMC had direct controlling interests in 30 subsidiaries which are involved in the trading and distribution of spare parts of diesel engines and automobiles, all of which are established in the PRC.

In December 2006, Yuchai established a wholly-owned subsidiary called Xiamen Yuchai Diesel Engines Co., Ltd (“Xiamen Yuchai”). This subsidiary was established to facilitate the construction of a new diesel engine assembly factory in Xiamen, Fujian province in the PRC. In September 2015, Yuchai disposed of Xiamen Yuchai to consolidate operations back to Yulin City. See Note 4 for transaction details.

In December 2007, Yuchai purchased a subsidiary, Guangxi Yulin Hotel Company Limited (“Yulin Hotel”).

In August 2012, Yuchai established a wholly-owned subsidiary, Guangxi Yuchai Accessories Manufacturing Company Limited (“GYAMC”). YAMC has shifted the business operations to GYAMC since November 2015.

As used in this Consolidated Financial Statements, the term “Yuchai” refer to Guangxi Yuchai Machinery Company Limited and its subsidiaries.

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

Under the terms of the Loan Agreement entered into between the Purchaser and Jining Yuchai with Yuchai and its wholly-owned subsidiary, Guangxi Yulin Hotel Company Limited (“Lenders”), the Lenders agreed to extend loans with tenure of two years, of amounts not exceeding RMB 70 million, to Jining Yuchai, by way of entrusted loans, and such loans are solely to be utilized for Jining Yuchai’s working capital purpose. In 2016, lenders further extend the loans to Jining Yuchai and provide financial support to its operation.

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

In 2014, under the Management Agreement entered into between Yuchai and the Purchaser, Yuchai has been appointed by the Purchaser to manage Jining Yuchai in all matters relating to the running of its operations and management of its assets. The term of the agreement is for one year which may be extended upon mutual agreement and the management fee is RMB 240 per annum. In October 2015 and 2016, the management agreement has been renewed and extended for one more year.

According to the terms of the agreements, Yuchai has an existing arrangement to acquire the 100% shareholding interest in Jining Yuchai. In the event Yuchai exercises this irrevocable option to acquire all shareholding in Jining Yuchai and other rights that currently give the entity access to the returns, Yuchai will potentially obtain 100% shareholding interest of Jining Yuchai. Accordingly, the Group recorded a transaction with non-controlling interest for the deemed acquisition of 30% shareholding interest in Jining Yuchai. The difference of RMB 36,673 between the consideration and the carrying value of the additional interest acquired has been recognized as discount on acquisition of non-controlling interests within equity.

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

On April 1, 2015, TCL proposed to undertake a share consolidation exercise to consolidate every 20 ordinary shares in the capital of TCL into 1 ordinary share. The share consolidation exercise was completed on May 11, 2015. Upon completion of the share consolidation exercise, the Group held 10,122,667 ordinary shares of TCL. As of December 31, 2015 and 2016, the Group’s shareholding interests in TCL remained at 7.7%.

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

On March 2, 2015, HLGE proposed to undertake a share consolidation exercise to consolidate every 10 ordinary shares in the capital of HLGE into 1 ordinary share. The share consolidation exercise was completed on May 14, 2015. Upon completion of the share consolidation exercise, the Group held 47,107,707 ordinary shares of HLGE.

As of December 31, 2015 and 2016, the Group’s shareholding interest in HLGE remains at 50.2%.

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (the “Group”) as at December 31, 2016. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee

•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

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

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3	Summary of significant accounting policies

(a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in fair value recognized in the statement of profit or loss.

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

(c)	Current versus non-current classification

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in normal operating cycle

•	It is held primarily for the purpose of trading

•	It is due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(d)	Fair value measurement

The Group measures financial instruments, such as held for trading investments and derivatives, at fair value at each balance sheet date. Fair value related disclosures for financial instruments that are measured at fair value are summarized in the following notes:

•	Quoted equity shares	Note 35

•	Foreign exchange forward contract	Note 35

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

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 35.

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

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into RMB at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates during the reporting period. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

For the US Dollar convenience translation amounts included in the accompanying consolidated financial statements, the RMB equivalent amounts have been translated into US Dollar at the rate of RMB 6.8750 = US$1.00, the rate quoted by the People’s Bank of China (“PBOC”) at the close of business on February 28, 2017. No representation is made that the RMB amounts could have been, or could be, converted into US Dollar at that rate or at any other rate prevailing on February 28, 2017 or any other date.

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

Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

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

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale rather than through continuing use. Such non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the sale expected within one year from the date of the classification.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(i)	Non-current assets held for sale (cont’d)

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

(j)	Cash dividend and non-cash distribution to equity holders of the parent

The Company recognizes a liability to make cash or non-cash distributions to equity holders of the parent when the distribution is authorized and the distribution is no longer at the discretion of the Company. A distribution is authorized when it is approved by the shareholders. A corresponding amount is recognized directly in equity.

Non-cash distributions are measured at the fair value of the assets to be distributed with fair value measurement recognized directly in equity.

Upon distribution of non-cash asset, any difference between the carrying amount of the liabilities and the carrying amount of the assets distributed is recognized in the statement of profit or loss.

(k)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Freehold land has an unlimited useful life and therefore is not depreciated. Asset under construction included in property, plant and equipment are not depreciated as these assets are not yet ready for intended use. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Investment properties (cont’d)

Investment properties are initially recognized at cost, including transaction costs and subsequently carried at cost less accumulated depreciation and impairment losses. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of the investment properties. The estimated useful life is 30 years. Depreciation methods, useful lives and residual values of investment properties are reassessed at each reporting date.

Investment properties are derecognized when either they have been disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in profit or loss in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use.

(m)	Research and development costs

Research costs are expensed as incurred. The Group received research and development subsidies of RMB 37,301 and RMB 26,815 (US$3,900) for the years ended December 31, 2015 and 2016 respectively.

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. Development costs are amortized over the period of expected future benefit, and is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. As of December 31, 2014, 2015 and 2016, capitalized development expenditures are not amortized because the intangible asset has not been completed and is not available for use or sale.

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

The Group’s financial assets include cash and bank balances, bank deposits, trade and other receivables, quoted financial instruments and derivative financial instruments.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held-to-maturity investments

•	Available-for-sale financial assets

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Financial instruments – initial recognition and subsequent measurement (cont’d)

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

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income in the statement of profit or loss. The losses arising from impairment are recognized in the statement of profit or loss as finance costs. The Group did not have any held-to-maturity investments as of December 31, 2015 and 2016.

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

The Group does not have AFS financial assets in 2015 and 2016.

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

Impairment of financial assets (cont’d)

Financial assets carried at amortized cost (cont’d)

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

The determination of what is ‘significant’ or ‘prolonged’ requires judgment. In making this judgment, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

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

(o)	Derivative financial instruments

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts, to hedge its foreign currency risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

The Group does not apply hedge accounting.

(p)	Inventories

Inventories are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials: purchase cost on a weighted average basis

•	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(q)	Impairment of non-financial assets

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(q)	Impairment of non-financial assets (cont’d)

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

(r)	Cash and cash equivalents

Cash and bank balances comprise cash at banks and on hand and short-term deposits with insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts and restricted cash.

(s)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that asset is or those assets are not explicitly specified in an arrangement.

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

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(t)	Borrowing costs

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

(u)	Provisions

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

Product warranty

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road applications engines, warranties extend for a duration (generally 12 to 36 months) or mileage (generally 50,000 to 300,000 kilometers), whichever is the lower. For other applications engines, warranties extend for a duration of generally 12 to 24 months. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

(v)	Pensions and other post-employment benefits

The Group participates in and makes contributions to the national pension schemes as defined by the laws of the countries in which it has operations. The contributions are at a fixed proportion of the basic salary of the staff. Contributions are recognized as compensation expense in the period in which the related services are performed.

(w)	Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized in “staff cost” (Note 8.4), together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(w)	Share-based payments (cont’d)

Equity-settled transactions (cont’d)

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense had the terms not been modified, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 10).

(x)	Development properties

Development properties are properties acquired or being constructed for sale in the ordinary course of business, rather than to be held for the Group’s own use, rental or capital appreciation.

Development properties are held as inventories and are measured at the lower of cost and net realisable value.

Non-refundable commissions paid to sales or marketing agents on the sale of real estate units are expensed when incurred.

Costs to complete development include cost of land and other direct and related development expenditure, including borrowing costs incurred in developing the properties. Net realisable value of development properties is the estimated selling price in the ordinary course of business, based on market prices at the reporting date and discounted for the time value of money if material, less the estimated costs of completion and the estimated costs necessary to make the sale.

(y)	Segment reporting

For management purposes, the Group is organized into operating segments based on their products and services which are independently managed by the respective segment managers responsible for the performance of the respective segments under their charge. The segment managers report directly to the management of the Company who regularly review the segment results in order to allocate resources to the segments and to assess the segment performance. Additional disclosures on each of these segments are shown in Note 32, including the factors used to identify the reportable segments and the measurement basis of segment information.

2.4	Changes in accounting policy and disclosures

New and amended standards and interpretations

The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2016. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments applied for the first time in 2016, they did not have a material impact on the annual consolidated financial statements of the Group. The nature and the impact of each new standard or amendment is described below:

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and OCI. The standard requires disclosure of the nature of, and risks associated with, the entity’s rate-regulation and the effects of that rate-regulation on its financial statements. Since the Group is an existing IFRS preparer and is not involved in any rate-regulated activities, this standard does not apply.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

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

These amendments are applied retrospectively and do not have any impact on the Group as the Group does not apply the consolidation exception.

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

•

That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments do not have any impact on the Group.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 Business Combinations principles for business combination accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation if joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are applied prospectively. These amendments do not have any impact on the Group as there has been no interest acquired in a joint operation during the period.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are applied prospectively and do not have any impact on the Group, given that it has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41 Agriculture. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are applied retrospectively and do not have any impact on the Group as it does not have any bearer plants.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in their separate financial statements have to apply that change retrospectively. These amendments do not have any impact on the Group’s consolidated financial statements.

Annual Improvements 2012-2014 Cycle

These improvements include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to the owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment is applied prospectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures need not be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment is applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment is applied prospectively.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment is applied retrospectively.

These amendments do not have any impact on the Group.

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

The Group does not apply hedge accounting. During 2016, the Group performed a preliminary assessment of IFRS 9 which is subject to changes arising from a more detailed ongoing analysis.

The Group’s initial assessment of the elements of IFRS 9 is as described below:

(a)	Classification and measurement

The Group does not expect a significant change to the measurement basis arising from adopting the new classification and measurement model under IFRS 9.

Loans and receivables that are currently accounted for at amortised cost will continue to be accounted for using amortised cost model under IFRS 9.

For financial assets currently held at fair value, the Group expects to continue measuring most of these assets at fair value under IFRS 9. Equity securities that are currently classified as held for trading will continue to be measured at fair value through profit or loss.

(b)	Impairment

IFRS 9 requires the Group to record expected credit losses on all of its loans and trade receivables, either on a 12-month or lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses on all trade receivables. Upon application of the expected credit loss model, the Group expects an increase in the impairment loss allowance due to unsecured nature of its loans and receivables, but it will need to perform a more detailed analysis which considers all reasonable and supportable information, including forward-looking elements to determine the extent of impact.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Transition

The Group plans to adopt the new standard on the required effective date without restating prior periods’ information and recognises any difference between the previous carrying amount and the carrying amount at the beginning of the annual reporting period at the date of initial application in the opening retained earnings.

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

During 2016, the Group performed a preliminary assessment of IFRS 15 which is subject to changes arising from a more detailed ongoing analysis. The Group’s major businesses are manufacturing, assembling, and selling of diesel engines and related products.

The Group expects the following impact upon adoption of IFRS 15:

(a)	Variable consideration

Contracts with customers provide trade discounts or volume rebates. Currently, the Group recognises revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of trade discounts and volume rebates. If revenue cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, and will be required to be estimated at contract inception. IFRS 15 requires the estimated variable consideration to be constrained to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur to prevent over-recognition of revenue. The Group continues to assess individual contract to determine the estimated variable consideration and related constraint. The Group expects that application of the constraint may result in more revenue being deferred than is under current IFRS.

(b)	Warranty obligations

The Group provides warranties for both general repairs and maintenance services in its contracts with customers. For general repairs, the Group expects that such warranties will be assurance-type warranties which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with its current practice. For maintenance services, the Group expects that such warranties will be service-type warranties. IFRS 15 requires the Group to defer an allocated amount, based on a relative stand-alone selling price allocation, which, in most cases, will increase judgement and complexity. The Group continues to assess individual warranty contracts to determine the allocated amount to be deferred. The Group expects that application of the constraint may result in more revenue being deferred than is under current IFRS.

(c)	Presentation and disclosure requirements

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increase the details of disclosures required in the Group’s financial statements.

Transition

The following practical expedients are available when applying IFRS 15 retrospectively.

•	For completed contracts, an entity need not restate contracts that begin and end with the same annual reporting period or are completed contracts at the beginning of the earliest period presented.

•

For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating the variable consideration amounts in the comparative reporting periods; and

•

For contracts that were modified before the beginning of the earliest period presented, an entity need not retrospectively restate the contract for those contract modifications. Instead, an entity shall reflect the aggregate effect of all of the modifications that occur before the beginning of the earliest period presented when:

•	identifying the satisfied and unsatisfied performance obligations;

•	determining the transaction price; and

•	allocating the transaction price to the satisfied and unsatisfied performance obligations.

•

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognise that amount as revenue.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Transition (cont’d)

The Group plans to adopt the new standard on the required effective date using the full retrospective method and apply all the practical expedients available for full retrospective approach under IFRS 15 as listed above. The Group is currently performing a detailed analysis under IFRS 15 to determine its election of the practical expedients and to quantify the transition adjustments on its financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively.

The Group does not intend to early adopt the amendments. The Group will perform assessment on the impact once the IASB has decided the effective date of these amendments.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. Application of amendments will result in additional disclosure provided by the Group.

IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have material impact to the Group.

IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted.

The Group’s Equity Incentive Plan is considered an equity-settled share-based payment transactions, all the share options outstanding as at December 31, 2016 will vest in July 2017. The Group does not plan to elect for retrospective application and does not expect the amendments to have any material impact to the Group.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRS 16 Leases (cont’d)

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Group is currently assessing the impact of the new standard and plans to adopt the new standard on the required effective date. The Group expects the adoption of the new standard will result in increase in total assets and total liabilities, EBITDA and gearing ratio.

Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts – Amendments to IFRS 4

The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the new insurance contracts standard that the IASB is developing to replace IFRS 4. The amendments introduce two options for entities issuing insurance contracts:

(i)	Temporary exemption from IFRS 9

The optional temporary exemption from IFRS 9 permits entities whose predominant activities are connected with insurance to defer the application of IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments Standard – IAS 39.

(ii)	The overlay approach

The overlay approach permits all issuers of insurance contracts to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts Standard is issued.

The temporary exemption is first applied for reporting periods beginning on or after January 1, 2018. An entity may elect the overlay approach when it first applies IFRS 9 and apply that approach retrospectively to financial assets designated on transition to IFRS 9. The entity restates comparative information reflecting the overlay approach if, and only if, the entity restates comparative information when applying IFRS 9.

This amendment is not relevant to the Group as the Group is not an issuer of insurance contract.

Transfers of Investment Property (Amendments to IAS 40)

The amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use.

The amendments are effective for annual periods beginning on or after January 1, 2018.

Entities should apply the amendments prospectively to changes in use that occur on or after the beginning of the annual reporting period in which the entity first applies the amendments. An entity should reassess the classification of property held at that date and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application in accordance with IAS 8 is only permitted if that is possible without the use of hindsight. Early application of the amendments is permitted and must be disclosed.

The Group does not plan to early adopt the amendments and does not expect the amendments to have material impact to the Group.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration (cont’d)

IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early application of interpretation is permitted and must be disclosed.

Entities may apply the amendments on a fully retrospective basis. Alternatively, an entity may apply the interpretation prospectively to all assets, expenses and income in its scope that are initially recognized on or after:

(i)	The beginning of the reporting period in which the entity first applies the interpretation, or

(ii)	The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Group does not expect the application of IFRIC 22 to have material impact to the Group.

Annual improvements 2014-2016 cycle

AIP IAS 28 Investments in Associates and Joint Ventures – Clarification that measuring investees at fair value through profit or loss is an investment – by – investment choice

The amendments clarify that:

(i)

An entity that is a venture capital organisation, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss.

(ii)

If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which (a) the investment entity associate or joint venture is initially recognized; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent.

The amendments should be applied retrospectively and are effective from January 1, 2018, with earlier application permitted. If an entity applies those amendments for an earlier period, it must disclose that fact.

The amendments are not expected to have any impact to the Group as the Group does not plan to measure its investments in associates and joint ventures at fair value through profit or loss.

AIP IFRS 12 Disclosure of Interests in Other Entities – Clarification of the scope of the disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

The amendments are effective from January 1, 2017 and must be applied retrospectively.

These amendments are not expected to have material impact to the Group.

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

3.1	Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Operating lease commitments – Group as lessor

The Group has leased out some of its assets, including surplus office and manufacturing buildings. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a major part of the economic life of the assets and the present value of the minimum lease payments not amounting to substantially all of the fair value of the asset, that it retains all the significant risks and rewards of ownership of these assets and accounts for the contracts as operating leases.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Judgments (cont’d)

Cash and cash equivalents

The Group’s cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. To determine whether a fixed deposit meets the definition of cash and cash equivalents, the Group considers factors such as its intention to hold the fixed deposit to meet short-term cash requirements and maturity and terms of such deposit. The carrying amount of cash and cash equivalents as at December 31, 2015 and 2016 are disclosed in Note 23.

Consolidation of a structured entity

As discussed in Note 1.2(a) above, on July 1, 2014, pursuant to the Equity Transfer Agreement entered into between Yuchai and an independent third party (the “Purchaser”), Yuchai disposed of its equity interest in Jining Yuchai amounting to RMB 105 million (representing 70% of Jining Yuchai’s total share capital), for a consideration of RMB 1.00 dollar. Geely also entered into an agreement to dispose of their entire stake in Jining Yuchai to the Purchaser on June 18, 2014. In connection with the equity transfer transaction, Yuchai and the Purchaser entered into a Management Agreement on October 13, 2014. In accordance with the terms of the Management Agreement, the Purchaser appoints Yuchai to direct Jining Yuchai’s operating activities, manage Jining Yuchai’s assets and employees, and the Purchaser, in return, will pay Yuchai RMB 240 per annum for the management services rendered. On the same day, Yuchai, Yulin Hotel, the Purchaser and Jining Yuchai also entered into a Loan Agreement. In this Loan Agreement, Yuchai and Yulin Hotel agreed to extend a loan facility of RMB 70 million to Jining for tenure of two years from the date of the agreement, solely for Jining’s daily operation purpose. In addition, Yuchai has the right to appoint the sole director and legal representative of Jining Yuchai. In 2016, Yuchai and Yulin Hotel agreed to further extend the loan facility to Jining Yuchai.

Based on the contractual terms, the Group assessed that the voting rights in Jining Yuchai are not the dominant factor in deciding who controls Jining Yuchai. Also, it is assessed that there is insufficient equity financing to allow Jining Yuchai to finance its activities without the non-equity financial support from Yuchai. Therefore, the Group concluded that Jining Yuchai is a structured entity under IFRS 10 and, through the contractual arrangements, has the power to exercise effective control and is able to direct the activities of Jining Yuchai that most significantly affect its economic performance, and has the exposure or rights to receive benefits from Jining Yuchai from its involvement. Therefore, Jining Yuchai continues to be consolidated in the Group’s consolidated financial statements.

Derecognition of bills receivable

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

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2015 and 2016 are RMB 341,728 and RMB 308,207 (US$44,830) respectively. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by RMB 189,589 (US$27,577) for year ended December 31, 2016 (2015: RMB 199,511).

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next eight to fifteen years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 6, Note 14 and Note 15.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Allowance for doubtful accounts

The Group makes allowances for doubtful debts based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of allowance for doubtful accounts as of December 31, 2015 and 2016 were RMB 55,950 and RMB 54,634 (US$7,947) respectively.

Inventory provision

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of inventory provision as at December 31, 2015 and 2016 were RMB 132,306 and RMB 126,796 (US$18,443) respectively.

Provision for product warranty

The Group recognizes a provision for product warranty in accordance with the accounting policy stated on Note 2.3(u). The Group has made assumptions in relation to historical warranty cost per unit of engines sold. The carrying amounts of the provision of product warranty as at December 31, 2015 and 2016 were RMB 233,577 and RMB 238,850 (US$34,742) respectively.

Withholding tax

The China’s Unified Enterprise Income Tax Law (“CIT law”) also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. The carrying amounts of provision for withholding tax payable as of December 31, 2015 and 2016 are RMB 113,805 and RMB 103,347 (US$15,032) respectively.

The Company estimated the withholding tax by taking into consideration the dividend payment history of Yuchai and the operating cash flow needs of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2015	31.12.2016
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Machinery Monopoly Development Co., Ltd	People’s Republic of China	54.9	54.9
Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4
Jining Yuchai Engine Company Limited (i)	People’s Republic of China	—	—
Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“Yuchai Remanufacturing”)	People’s Republic of China	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.2

Note:

(i)

On September 28, 2014, Yuchai disposed its 70% equity interest in Jining Yuchai. Subsequently, through contractual arrangements, Yuchai obtained 100% control in Jining Yuchai. For details, please refer to Note 1.2(a).

The Group has the following subsidiary that has non-controlling interests (“NCI”) that are material to the Group.

	31.12.2014	31.12.2015	31.12.2016
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

	31.12.2014 RMB’000	31.12.2015 RMB’000	31.12.2016 RMB’000	31.12.2016 US$’000
Accumulated balances of material NCI
Yuchai		2,005,334	2,100,909	305,587

Profit allocated to material NCI
Yuchai	248,789	129,088	171,353	24,924

Dividends paid to material NCI
Yuchai	105,991	100,412	83,677	12,171

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

31.12.2014
Yuchai RMB’000
Summarized statement of comprehensive income
Revenue	16,387,356

Profit for the year, representing total comprehensive income for the year	1,054,637

Attributable to NCI	248,789

Summarized statement of cash flows
Operating	600,451
Investing	(603,771)
Financing	(480,896)

Net decrease in cash and cash equivalents	(484,216)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

31.12.2015
Yuchai
RMB’000
Summarized statement of financial position
Current assets	12,510,033
Non-current assets, excluding goodwill	5,174,416
Goodwill	212,636
Current liabilities	(8,717,191)
Non-current liabilities	(466,478)

Net assets	8,713,416

Total equity	8,713,416

Attributable to NCI	2,005,334

Summarized statement of comprehensive income
Revenue	13,671,931

Profit for the year, representing total comprehensive income for the year	547,216

Attributable to NCI	129,088

Summarized statement of cash flows
Operating	1,742,989
Investing	(33,515)
Financing	(659,691)

Net increase in cash and cash equivalents	1,049,783

	31.12.2016
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position
Current assets	12,448,174	1,810,644
Non-current assets, excluding goodwill	4,876,773	709,349
Goodwill	212,636	30,929
Current liabilities	(7,957,306)	(1,157,426)
Non-current liabilities	(461,712)	(67,158)

Net assets	9,118,565	1,326,338

Total equity	9,118,565	1,326,338

Attributable to NCI	2,100,909	305,587

Summarized statement of comprehensive income
Revenue	13,598,487	1,977,962

Profit for the year, representing total comprehensive income for the year	726,379	105,655

Attributable to NCI	171,353	24,924

Summarized statement of cash flows
Operating	2,329,367	338,817
Investing	(293,477)	(42,688)
Financing	(1,697,173)	(246,862)

Net increase in cash and cash equivalents	338,717	49,267

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling interests are:

Cash and cash equivalents of RMB 3,270,182 (US$475,663) (2015: RMB 2,928,741) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

Acquisition of subsidiaries in 2014

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

The acquisition allows HLGE to expand and strengthen its existing core business of hospitality operations. The control of the acquiree was obtained through the acquisition of 55% equity interest from its joint venture partners.

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

Acquisition of subsidiaries in 2014 (cont’d)

Trade and other receivables acquired

The carrying amounts of the acquired receivables reasonably approximate their fair value. At the acquisition date, it is expected that the full contractual amount of the trade and other receivables, expect for RMB 312 of allowance for doubtful accounts that has already been provided, can be collected.

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

The gains arising from acquisition relating to AHSB of RMB 30,343 arose from the acquisition of the remaining 55% stake from Amcorp Leisure Holdings Sdn. Bhd. and Hotel Equatorial (M) Sdn Bhd. The consideration was arrived at on a willing-buyer and willing-seller basis taking into considerations of the valuations commissioned by the seller and buyer, respectively. The Group believes that it is part of the business rationalization plan of the seller to reduce its involvement in Cameron Highlands, Malaysia as a new hotel is being built at Cameron Highlands.

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

Acquisition of subsidiaries in 2014 (cont’d)

Impact of the acquisition on profit or loss (cont’d)

From the acquisition date, Yuchai Remanufacturing has contributed RMB 12,069 of revenue and loss of RMB 14,305 to profit before tax of the Group. If the combination had taken place at the beginning of the year, revenue would have been RMB 16,461,480 and profit before tax for the Group would have been RMB 1,189,468.

Disposal of a subsidiary in 2015

On September 21, 2015, the Group disposed of one of its wholly-owned subsidiaries, Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Yuchai”) and the disposal consideration was settled in cash.

The value of assets and liabilities of the disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

31.12.2015
RMB’000
Property, plant and equipment (Note 11)	66,597
Land use rights (Note 13)	17,661
Inventories	6,354
Trade receivables	110,681
Other receivables, deposits and prepayments	970
Deferred taxation	244
Cash and bank balances	18,797

221,304
Payables and accruals	(17,161)
Provision for taxation	(996)

Carrying value of net assets	203,147

Loss on disposal of a subsidiary (Note 8.2(b))	(13,647)

Total consideration	189,500
Cash and cash equivalents of the subsidiary	(18,797)

Net cash inflow on disposal of the subsidiary	170,703

Acquisition of subsidiary in 2016

On December 20, 2016, Yuchai acquired an additional 32.5% equity interest in its 35% owned joint venture, YC Europe Co., Limited (“YC Europe”) through share allotment transfer and the injection of share capital will be completed in phases. Upon the full injection of capital, Yuchai’s equity interest in YC Europe will increase from 35% to 67.5%.

The Group has elected to measure the non-controlling interest at the non-controlling interest’s proportionate share of YC Europe’s net identifiable assets. There was no gain or loss on remeasuring previously held equity interest in YC Europe to fair value at the acquisition date.

YC Europe was newly incorporated in April 2015 to market off-road engines (excluding marine engines) in Europe. As at December 31, 2016, YC Europe is a subsidiary of the Group. The contribution from the acquisition to the Group’s financial performance for the year ended December 31, 2016, and net assets as at December 31, 2016 is not material.

Goodwill arising from the acquisition of RMB 1,131 (US$165) was fully written off and recognized in the “other operating expenses” line item in the Group’s profit or loss for the year ended December 31, 2016.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates

Movement in the Group’s share of the associates’ post-acquisition retained earnings is as follows:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000
Unquoted equity shares, at cost	4,642	4,642	675
Share of post-acquisition reserves
At January 1	(1,467)	(1,263)	(184)
Share of results, net of tax	245	456	66
Share of foreign currency translation	(41)	1	—

At December 31	(1,263)	(806)	(118)

Carrying amount of the investment	3,379	3,836	557

Details of the associates are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2015	31.12.2016
			%	%
Held by subsidiaries
Sinjori Sdn. Bhd. (i)	Property investment and development	Malaysia	14.0	14.0
Guangxi Yuchai Quan Xing Machinery Co., Ltd. (“Quan Xing”) (ii)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	People’s Republic of China	15.3	15.3
Guangxi Yulin Yuchai Property Management Co., Ltd. (“Property Management”) (iii)	Property management	People’s Republic of China	22.9	22.9

Note:

(i)	The Group has significant influence in this entity through HLGE who holds effective equity interests of 28% interest in this entity.
(ii)	The Group has significant influence in this entity through YAMC who holds direct equity interests of 20% interest in this entity.
(iii)	The Group has significant influence in this entity through YAMC who holds direct equity interests of 30% interest in this entity.

The summarized financial information of the associates, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2014
	Quan Xing	Property Management	Total
	RMB’000	RMB’000	RMB’000
Revenue	63,113	35,976	99,089

Profit for the year, representing total comprehensive income for the year	442	2,908	3,350

Group’s share of profit of significant associate	88	872	960

Group’s share of loss of other associates, representing the Group’s share of total comprehensive income of other associates			(4)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			956

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates (cont’d)

	31.12.2015
	Quan Xing	Property Management	Total
	RMB’000	RMB’000	RMB’000
Current assets	30,219	12,635	42,854
Non-current assets	294	1,648	1,942
Current liabilities	(22,973)	(9,003)	(31,976)

Equity	7,540	5,280	12,820

Proportion of the Group’s ownership	20%	30%

Carrying amount of significant associate	1,508	1,584	3,092

Carrying amount of other associates			287

Carrying amount of investment in associates			3,379

Revenue	55,305	34,581	89,886

Profit for the year, representing total comprehensive income for the year	368	587	955

Group’s share of profit of significant associate	74	176	250

Group’s share of loss of other associates, representing the Group’s share of total comprehensive income of other associates			(5)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			245

	31.12.2016
	Quan Xing	Property Management	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Current assets	31,623	13,340	44,963	6,540
Non-current assets	251	1,646	1,897	276
Current liabilities	(22,413)	(9,449)	(31,862)	(4,634)

Equity	9,461	5,537	14,998	2,182

Proportion of the Group’s ownership	20%	30%

Carrying amount of significant associates	1,892	1,661	3,553	517

Carrying amount of other associates			283	40

Carrying amount of investment in associates			3,836	557

Revenue	53,582	31,379	84,961	12,358

Profit for the year, representing total comprehensive income for the year	1,919	255	2,174	316

Group’s share of profit of significant associates	384	77	461	67

Group’s share of loss of other associates, representing the Group’s share of total comprehensive income of other associates			(5)	(1)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			456	66

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures

Movement in the Group’s share of the joint ventures’ post-acquisition retained earnings is as follows:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000
Unquoted equity shares, at cost
At January 1	451,758	452,797	65,861
Addition	2,591	1,255	183
Acquisition as subsidiaries	—	(2,436)	(354)
Reclassified to asset held for sale (ii)	—	(217,473)	(31,632)
Dissolved	(1,552)	—	—

At December 31	452,797	234,143	34,058

Share of post-acquisition reserves and impairment losses
At January 1	(179,542)	(186,013)	(27,056)
Share of results, net of tax (i)	(2,936)	(4,068)	(592)
Dividend received	(1,190)	(598)	(87)
Others	698	3,302	480
Translation adjustment	(195)	(80)	(12)
Acquisition as subsidiaries	—	1,573	229
Reclassified to asset held for sale (ii)	—	128,092	18,631
Losses in dilution in shareholding interest	(2,848)	—	—

At December 31	(186,013)	(57,792)	(8,407)

Carrying amount of the investment	266,784	176,351	25,651

Note:

(i)	Share of results, net of tax is composed of:

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000
Share of joint venture losses	(27,907)	(22,064)	(3,601)	(524)
Reversal of impairment of investment in joint ventures	—	21,932	—	—
Fair value adjustments arising from purchase price allocation	(2,804)	(2,804)	(467)	(68)

Share of results, net of tax	(30,711)	(2,936)	(4,068)	(592)

(ii)	Since February 23, 2016, the investment in Copthorne Hotel Qingdao Co., Ltd has been reclassified as asset held for sale in view of proposed disposal. (Refer to Note 22 for details).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

The Group has interests in the following joint ventures:

Name of company	Principal activities	Place of incorporation/ business	Percentage of interest held
			31.12.2015	31.12.2016
			%	%
Held by subsidiaries
Copthorne Hotel Qingdao Co., Ltd. (“Copthorne Qingdao”)	Owns and operates a hotel in Qingdao, PRC	People’s Republic of China	60	60

HL Heritage Sdn. Bhd. (“HL Heritage”)	Property development and property investment holdings	Malaysia	60	60

Shanghai Hengshan Equatorial Hotel Management Co., Ltd. (“SHEHM”)	Hotel and property management	People’s Republic of China	49	49

Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services	People’s Republic of China	45	45

Guangxi Yineng IOT Science & Technology Co., Ltd. (“Guangxi Yineng”)	Design, development, management and marketing of an electronic operations management platform	People’s Republic of China	20	20

YC Europe Co., Limited. (“YC Europe”) (i)	Sales and after-sales service for diesel engines, gas engines and related components and parts	Hong Kong	35	—

Note:

(i)

On December 20, 2016, Yuchai had acquired an additional 32.5% equity interest in YC Europe through share allotment transfer. As a result, YC Europe became a subsidiary of the Group. For details, please refer to Note 4.

The Group assess impairment of investments when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the recoverable amount of investment is below its carrying amount, an impairment charge is recognized. The Group performs evaluation of the value of its investment using a discounted cash flows projection or fair value less cost of disposal where appropriate. The projection will be performed using historical trends as a reference and certain assumptions to project the future streams of cash flows.

In 2014, the Group performed impairment evaluation of its investments and no impairment was required. In the same year, the Group acquired the remaining 49% equity interest in Yuchai Remanufacturing and it became a wholly-owned subsidiary of the Group. Purchase price allocation exercise was performed based on third party valuation and the assets and liabilities of Yuchai Remanufacturing were stated based on its fair value on acquisition date.

In 2015, the Group performed impairment evaluation of its investments in joint ventures. As a result, the Group reversed the earlier impairment of RMB 21.9 million for Copthorne Qingdao. The reversal was made because the fair value less cost of disposal estimated in the latest independent valuation report is higher than the carrying amount and the management had obtained the consent from its joint venture partner to sell the joint venture. The Group estimates the recoverable amounts of investment in Copthorne Qingdao based on its fair value less cost of disposal. The fair value is determined using recognized valuation technique, which is discounted cash flow method. The calculations require the use of key significant unobservable inputs (fair value level 3), which are occupancy rates, room rates, discount rates and gross margins of operating hotel. With regards to the valuation of the recoverable amount of Copthorne Qingdao, management believes that no reasonably possible changes in any of the key assumptions would cause the carrying value of the joint venture to materially exceed its recoverable amount.

In 2016, the Group performed impairment evaluation of its investments in joint ventures, no impairment was required.

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

The summarized financial information of the joint ventures, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2014
	Y & C	Yuchai Remanufacturing	Copthorne Qingdao	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	487,189	25,338	60,547	573,074
Depreciation and amortization	(24,146)	(4,866)	(12,092)	(41,104)
Interest expense	(26,642)	(3,434)	(9,321)	(39,397)
Loss for the year, representing total comprehensive loss for the year	(12,726)	(24,321)	(13,123)	(50,170)

Proportion of the Group’s ownership	45%	51%	60%

Group’s share of loss *	(5,727)	(12,404)	(7,874)
Depreciation arising from fair value adjustment during purchase price allocation	—	—	(2,804)

Group’s share of loss of significant joint ventures	(5,727)	(12,404)	(10,678)	(28,809)

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(1,902)

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year				(30,711)

*	Group’s share of loss includes share of loss in Yuchai Remanufacturing from January 1, 2014 to September 3, 2014.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2015
	Y & C	Copthorne Qingdao	Total
	RMB’000	RMB’000	RMB’000
Non-current assets	638,726	312,885	951,611
Current assets
- Cash and bank balances	51,634	9,085	60,719
- Others	112,340	2,851	115,191

Total assets	802,700	324,821	1,127,521

Non-current liabilities
- Interest-bearing loans and borrowings	(40,000)	—	(40,000)
- Others	(19,102)	—	(19,102)
Current liabilities
- Interest-bearing loans and borrowings	(30,000)	(145,181)	(175,181)
- Others	(343,209)	(23,208)	(366,417)

Total liabilities	(432,311)	(168,389)	(600,700)

Equity	370,389	156,432	526,821

Proportion of the Group’s ownership	45%	60%

Group’s share of net assets	166,675	93,859
Cumulative impairment loss	—	(21,932)
Reversal of cumulative impairment loss	—	21,932
Unrealized profit on transactions between the Group and the joint venture	698	—

Carrying amount of significant joint ventures	167,373	93,859	261,232

Carrying amount of other joint ventures			5,552

Carrying amount of the investment in joint ventures			266,784

	31.12.2015
	Y & C	Copthorne Qingdao	Total
	RMB’000	RMB’000	RMB’000
Revenue	356,697	50,971	407,668
Depreciation and amortization	(23,453)	(12,079)	(35,532)
Interest expense	(19,612)	(8,599)	(28,211)
Loss for the year, representing total comprehensive loss for the year	(19,952)	(20,311)	(40,263)

Proportion of the Group’s ownership	45%	60%

Group’s share of loss	(8,978)	(12,187)
Depreciation arising from fair value adjustment during purchase price allocation	—	(2,804)
Reversal of cumulative impairment loss	—	21,932

Group’s share of (loss)/profit of significant joint ventures	(8,978)	6,941	(2,037)

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures			(899)

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year			(2,936)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2016
	Y & C	Total	Total
	RMB’000	RMB’000	US$’000
Non-current assets	616,397	616,397	89,658
Current assets
- Cash and bank balances	99,014	99,014	14,402
- Others	215,246	215,246	31,308

Total assets	930,657	930,657	135,368

Non-current liabilities	(60,382)	(60,382)	(8,783)
Current liabilities
- Interest-bearing loans and borrowings	(68,800)	(68,800)	(10,007)
- Others	(425,777)	(425,777)	(61,931)

Total liabilities	(554,959)	(554,959)	(80,721)

Equity	375,698	375,698	54,647

Proportion of the Group’s ownership	45%

Group’s share of net assets	169,064

Carrying amount of significant joint ventures	169,064	169,064	24,591

Carrying amount of other joint ventures		7,287	1,060

Carrying amount of the investment in joint ventures		176,351	25,651

	31.12.2016
	Y & C	Copthorne Qingdao*	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Revenue	553,878	3,674	557,552	81,098
Depreciation and amortization	(22,087)	(2,797)	(24,884)	(3,619)
Interest expense	(14,012)	(1,337)	(15,349)	(2,233)
Profit/(loss) for the year, representing total comprehensive loss for the year	4,531	(6,664)	(2,133)	(310)

Proportion of the Group’s ownership	45%	60%

Group’s share of profit/(loss)	2,039	(3,998)
Depreciation arising from fair value adjustment during purchase price allocation	—	(467)

Group’s share of profit/(loss) of significant joint ventures	2,039	(4,465)	(2,426)	(353)

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures			(1,642)	(239)

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year			(4,068)	(592)

*

On February 23, 2016, the investment in Copthorne Qingdao was reclassified as asset held for sale. Accordingly, the information presented includes the results of Copthorne Qingdao only for the period from January 1, 2016 to February 23, 2016.

Note:

As of December 31, 2016, the Group’s share of joint ventures’ capital commitment that are contracted but not paid was RMB 10,982 (US$1,597) (2015: RMB 37,973).

As of December 31, 2016, the Group’s share of joint ventures’ contingent liabilities was RMB 19,402 (US$2,822) (2015: RMB 112,072) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

According to Qingdao Municipal Government’s regulation, all hotels in Qingdao, the People’s Republic of China, are required to pay tourism development levy and hotel augmentation levy which are equivalent to 1% of total revenue and 3% of room revenue respectively. According to releases made by the Qingdao Local Taxation Bureau, the tourism development levy and the hotel augmentation levy were withdrawn effective from January 1, 2009 and September 1, 2010 respectively. As at December 31, 2016, the estimated tourism development levy and hotel augmentation levy payable by the Group’s joint venture in Qingdao were RMB 3,754 (US$546) (2015: RMB 3,793) and RMB 9,095 (US$1,323) (2015: RMB 9,197) respectively. The joint venture, together with other hotel owners in Qingdao is currently negotiating with the Qingdao Municipal Government to waive such levies. The joint venture is of the view that the authority is unlikely to collect such levies. Hence, the above levies have not been provided in the accounts of the joint venture.

As of December 31, 2016, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totalled RMB 1,440 (US$209) (2015: RMB 94,188).

As of December 31, 2016, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were RMB 5,113 (US$744) (2015: RMB 4,894).

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:

The Group’s share of cash and cash equivalents of RMB 26,437 (US$3,845) (2015: RMB 8,464) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

7.	Revenue

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000
Sale of goods	16,345,885	13,634,395	13,542,568	1,969,828
Rendering of services
Consisting of:
Revenue from hotel and restaurant operations	78,815	94,053	110,718	16,104
Revenue from sale of development properties	865	—	—	—
Rental income	10,577	4,989	11,554	1,681

	90,257	99,042	122,272	17,785

Revenue	16,436,142	13,733,437	13,664,840	1,987,613

8.1	Depreciation and amortization, shipping and handling expenses

Depreciation and amortization of property, plant and equipment, investment property and prepaid operating leases are included in the following captions.

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	299,789	319,962	322,289	46,878
Research and development expenses	47,169	58,204	56,812	8,264
Selling, general and administrative expenses	84,298	91,269	99,059	14,409

	431,256	469,435	478,160	69,551

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000
Selling, general and administrative expenses	208,439	172,865	159,023	23,131

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

8.2	(a) Other operating income

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	45,824	41,314	56,983	8,288
Dividend income from held for trading investment	989	—	943	137
Gain on disposal of prepaid operating leases	194	2,511	—	—
Gain on liquidation of joint venture	—	348	—	—
Government grants	26,151	31,205	41,515	6,039
Fair value gain on foreign exchange forward contract (Note 19)	—	15,506	—	—
Write-off of trade and other payables	42,437	9	—	—
Written back of impairment loss on development properties	—	2,976	—	—
Bad debt recovered	—	4,257	—	—
Others, net	6,306	8,805	15,454	2,249

	121,901	106,931	114,895	16,713

8.2	(b) Other operating expenses

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000
Loss on disposal of property, plant and equipment	5,984	14,874	14,020	2,039
Loss on disposal of subsidiary	—	13,647	—	—
Loss on dilution of equity interest in joint venture	—	2,848	—	—
Foreign exchange loss, net	13,044	45,354	4,006	583
Fair value loss on held for trading investment	5,250	10,871	243	35
Fair value loss on foreign exchange forward contract	2,731	—	140	20
Goodwill written off	—	—	1,131	165

	27,009	87,594	19,540	2,842

8.3	Finance costs

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	66,168	57,212	34,477	5,015
Corporate bonds	49,452	54,116	27,581	4,012
Bills discounting	36,011	1,651	13,068	1,901
Bank charges	5,029	3,364	4,552	662
Finance lease	10	8	5	1

	156,670	116,351	79,683	11,591

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

8.4	Staff costs

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	836,578	839,288	922,847	134,232
Contribution to defined contribution plans	279,123	297,926	275,703	40,102
Executive bonuses	60,069	32,190	44,921	6,534
Staff welfare	84,123	82,293	94,087	13,685
Cost of share-based payment	5,360	10,275	5,301	771
Others	2,305	9,062	20,340	2,959

	1,267,558	1,271,034	1,363,199	198,283

9.	Income tax expense

Income tax expense in the consolidated statement of profit or loss consists of:

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

Current income tax
Current income tax charge	158,420	104,584	104,149	15,149
Adjustments in respect of current income tax of previous year	(3,746)	(47)	7,175	1,044

Deferred tax
Relating to origination and reversal of temporary differences	24,965	72,281	48,946	7,120

Income tax expense reported in the statement of profit or loss	179,639	176,818	160,270	23,313

Income tax expense reported in the consolidated statement of profit or loss differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2016, 2015 and 2014 for the following reasons:

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000
Accounting profit before tax	1,201,385	686,139	883,878	128,564
Computed tax expense of 15%	180,208	102,921	132,582	19,285
Adjustments resulting from:
Non-deductible expenses	11,310	9,815	7,039	1,024
Tax-exempt income	(14,474)	(5,574)	(178)	(26)
Utilization of deferred tax benefits previously not recognized	(12,408)	(2,001)	(3,157)	(459)
Deferred tax benefits not recognized	—	61,299	9,045	1,316
Tax credits for research and development expense	(27,024)	(27,087)	(34,482)	(5,016)
Tax rate differential	20,985	24,249	25,321	3,683
(Over)/under provision in respect of previous years current tax	(3,746)	(47)	7,175	1,044
Withholding tax expense	24,175	13,126	16,925	2,462
Others	613	117	—	—

Total	179,639	176,818	160,270	23,313

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

9.	Income tax expense (cont’d)

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2015	31.12.2016	31.12.2016	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000
Deferred tax liabilities
Accelerated tax depreciation	(10,894)	(10,521)	(1,530)	—	(10,852)	373	54
Unremitted earnings from overseas source income	(412)	(437)	(64)	—	—	(25)	(3)
Interest receivable	18	(1,453)	(212)	—	—	(1,471)	(214)
Derivatives not designated as hedges- foreign exchange forward contract	(2,326)	—	—	—	(2,326)	2,326	338
PRC withholding tax on dividend income (i)	(113,805)	(103,347)	(15,032)	(24,175)	(12,549)	(16,628)	(2,419)

	(127,419)	(115,758)	(16,838)	(24,175)	(25,727)	(15,425)	(2,244)

Deferred tax assets
Impairment of property, plant and equipment	11,881	2,876	418	2,614	409	(9,005)	(1,310)
Write-down of inventories	25,630	21,209	3,085	700	(3,867)	(4,421)	(643)
Allowance for doubtful account receivables	2,144	9,340	1,359	—	(3,361)	7,196	1,047
Accruals	232,302	185,952	27,048	(17,906)	17,253	(46,350)	(6,742)
Deferred income	60,886	70,931	10,317	(561)	(44,232)	10,045	1,461
Write down of intangible asset	—	—	—	15,000	(15,000)	—	—
Others	8,885	17,899	2,603	(637)	2,244	9,014	1,311

	341,728	308,207	44,830	(790)	(46,554)	(33,521)	(4,876)

				(24,965)	(72,281)	(48,946)	(7,120)

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

At January 1	(133,788)	(113,805)	(16,553)
Provision made to consolidated statement of profit or loss	(12,549)	(16,628)	(2,419)
Utilization	32,616	27,107	3,943
Translation differences	(84)	(21)	(3)

December 31	(113,805)	(103,347)	(15,032)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statements of profit or loss in the period that includes the enactment date.

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

The CIT law also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2016, the provision for withholding tax payable was RMB 103,347 (US$15,032) (2015: RMB 113,805). The amount of unrecognised deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 212,176 (US$:30,862) (2015: RMB198,319).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

9.	Income tax expense (cont’d)

Deferred tax (cont’d)

The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000
Deferred tax assets	341,728	308,207	44,830
Deferred tax liabilities	(127,419)	(115,758)	(16,838)

	214,309	192,449	27,992

Deferred tax assets have not been recognised in respect of the following items:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000
Unutilised tax losses	552,081	515,207	74,939
Unutilised capital allowances and investment allowances	112,312	106,781	15,532
Other unrecognised temporary differences relating to provisions and deferred grants	231,487	224,087	32,594

	895,880	846,075	123,065

Unrecognized tax losses for the Group are subject to agreement with the tax authorities and compliance with tax regulations in the respective countries in which the Group operates. These losses relate to subsidiaries that have a history of losses, expire within the next 5 years and may not be used to offset taxable income elsewhere in the Group. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits.

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

Basic earnings per share

The calculation of basic earnings per share is based on:

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

Profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share calculations	730,280	341,108	515,737	75,016

Weighted average number of ordinary shares for basic and diluted earnings per share calculations	37,720,248	38,712,282	40,016,808	40,016,808

Diluted earnings per share

The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2015	31.12.2016	31.12.2016

Weighted average number of shares issued, used in the calculation of basic earnings per share	37,720,248	38,712,282	40,016,808
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares (diluted)	37,720,248	38,712,282	40,016,808

In 2016, 530,000 (2015: 570,000; 2014: 570,000) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

11.	Property, plant and equipment

	Freehold land RMB’000	Leasehold land, buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000

Cost
At January 1, 2015	13,861	2,161,715	603,762	4,615,757	183,991	110,378	7,689,464
Additions	—	19,275	368,620	13,967	17,641	10,387	429,890
Disposal of subsidiary (Note 4)	—	(82,065)	—	—	—	—	(82,065)
Disposals	—	(15,422)	—	(70,738)	(16,906)	(6,154)	(109,220)
Transfers	—	229,790	(639,453)	408,845	818	—	—
Write-off	—	(165)	(4,812)	(5)	(2,045)	—	(7,027)
Translation difference	(560)	(5,968)	—	1,994	(2,051)	70	(6,515)

At December 31, 2015 and January 1, 2016	13,301	2,307,160	328,117	4,969,820	181,448	114,681	7,914,527
Additions	—	23,621	232,474	8,514	17,757	2,627	284,993
Acquisition as subsidiary	—	—	—	—	29	—	29
Disposals	—	(16,492)	—	(114,861)	(6,966)	(3,263)	(141,582)
Transfers	—	37,001	(224,440)	186,620	142	296	(381)
Write-off	—	—	—	—	(5)	—	(5)
Translation difference	429	356	—	(337)	56	84	588

At December 31, 2016	13,730	2,351,646	336,151	5,049,756	192,461	114,425	8,058,169

Accumulated depreciation and impairment
At January 1, 2015	531	512,455	—	2,545,543	104,380	65,713	3,228,622
Charge for the year	—	79,042	—	345,977	22,162	8,821	456,002
Disposals of subsidiary (Note 4)	—	(15,468)	—	—	—	—	(15,468)
Disposals	—	(4,392)	—	(63,720)	(15,147)	(4,485)	(87,744)
Write-off	—	(64)	—	(5)	(2,027)	—	(2,096)
Impairment loss	—	—	—	2,873	—	—	2,873
Translation difference	(71)	1,284	—	694	807	80	2,794

At December 31, 2015 and January 1, 2016	460	572,857	—	2,831,362	110,175	70,129	3,584,983
Charge for the year	—	78,504	—	359,046	21,248	6,295	465,093
Disposals	—	(8,720)	—	(104,346)	(6,514)	(2,277)	(121,857)
Transfers	—	(24)	—	—	—	—	(24)
Impairment loss	—	—	—	3,297	—	—	3,297
Translation difference	7	(331)	—	(160)	(78)	54	(508)

At December 31, 2016	467	642,286	—	3,089,199	124,831	74,201	3,930,984

Net book value
At December 31, 2015	12,841	1,734,303	328,117	2,138,458	71,273	44,552	4,329,544

At December 31, 2016	13,263	1,709,360	336,151	1,960,557	67,630	40,224	4,127,185

US$’000	1,929	248,634	48,895	285,172	9,837	5,851	600,318

An impairment loss of RMB 3,297 (US$ 480) (2015: RMB 2,873; 2014: RMB 10,433) was charged to the consolidated statement of profit or loss under “Cost of sales” for the Group’s property, plant and equipment within the Yuchai segment. The impairment loss for 2014, 2015 and 2016 was due to assets that were not in use.

As of December 31, 2016, property, plant and equipment with a carrying amount of RMB 84,360 (US$12,271) (2015: RMB 90,045) are pledged to secure bank facilities.

Finance leases

The carrying value of property, plant and equipment held under finance leases at December 31, 2016 was RMB 144 (US$21) (2015: RMB 161). Additions during the year include RMB 86 (US$13) (2015: RMB Nil) of property, plant and equipment under finance leases.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

12.	Investment property

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Cost
At January 1	—	31,323	4,556

Transfer from development properties	31,323	—	—
Translation difference	—	453	66

At December 31	31,323	31,776	4,622

Accumulated depreciation
At January 1	—	23,886	3,474
Transfer from development properties	23,886	—	—
Charge for the year	—	248	36
Translation difference	—	344	50

At December 31	23,886	24,478	3,560

Net carrying amount	7,437	7,298	1,062

Fair value	7,437	10,149	1,476

During the year ended December 31, 2015, the commercial building with carrying amount of RMB 7,437 was transferred from development properties to investment property as this property was leased to third parties to generate rental income.

The Group has no restrictions on the realizability of its investment property and no contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancement.

The fair value is determined by independent professional valuers that has appropriate recognised professional qualifications and recent experience in the location and category of the property being valued. In valuing the investment property, due consideration is given to factors such as location and size of building, building infrastructure, market knowledge, historical transactions and other relevant factors to arrive at their opinion of value.

The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement

2016	Market comparison and cost method	Comparable price: - Land: RMB 24 to RMB 34 per square foot - Retail: RMB 337 to RMB 847 per square foot	The estimated fair value increases with higher comparable price

2015	Market comparable and investment method	Rental yield of approximately 3% based on valuer’s assessment	The estimated fair value increases with higher rental yield

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

13.	Prepaid operating leases

Yuchai is granted land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government.

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Current	12,546	12,546	1,825
Non-current	392,455	379,636	55,220

Total	405,001	392,182	57,045

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Cost
At January 1	556,613	529,577	77,029
Disposals of subsidiary (Note 4)	(24,760)	—	—
Disposals	(2,276)	—	—

At December 31	529,577	529,577	77,029

Accumulated amortization
At January 1	118,524	124,576	18,120
Charge for the year	13,433	12,819	1,864
Disposals of subsidiary (Note 4)	(7,099)	—	—
Disposals	(282)	—	—

At December 31	124,576	137,395	19,984

Net carrying amount	405,001	392,182	57,045

As of December 31, 2016, prepaid operating leases with a carrying amount of RMB 71,022 (US$10,330) (2015: RMB 74,377) are pledged to secure bank facilities.

14.	Goodwill

	RMB’000	US$’000

Cost
At January 1, 2015, December 31, 2015 and December 31, 2016	218,311	31,754

Accumulated impairment
At January 1, 2015, December 31, 2015 and December 31, 2016	5,675	825

Net book value
At December 31, 2015 and December 31, 2016	212,636	30,929

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

14.	Goodwill (cont’d)

Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Yuchai	212,636	212,636	30,929

Yuchai unit

The Group performs its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period. The business of Yuchai is stable since the Group has control in 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections was 11.73% (2015: 11.46%). No impairment was identified for this unit.

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

Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long term rates used to extrapolate the budget for Yuchai are 6.5% and 6.7% for 2016 and 2015 respectively.

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in profit from operation by 16.19% (2015: 17.30%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 12.52% (2015: 12.96%) in the Yuchai unit would result in impairment.

Growth rate assumptions – Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. A reduction to 5.32% (2015: 4.40%) in the long-term growth rate in Yuchai unit would result in impairment.

With regard to the assessment of value in use of the Yuchai unit, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

15.	Intangible assets

Development costs
RMB’000

Cost
At January 1, 2015, December 31, 2015 and December 31, 2016	168,526

Impairment
At January 1, 2015	60,000
Charge to consolidated statement of profit or loss	26,700

At December 31, 2015 and December 31, 2016	86,700

Net carrying value
At December 31, 2015	81,826

At December 31, 2016	81,826

US$’000	11,902

The development costs are related to intellectual property right, technical skills and knowledge of building a new technology of heavy duty diesel engines. The Group has an intangible asset representing technology development costs held by Jining Yuchai with carrying amount of RMB 50,122 (US$7,290) (2015: RMB 50,122).

The Group perform an impairment review on intangible assets when there is a triggering event.

In 2014, the impairment test was triggered when the non-controlling interest disposed of its equity interest to an independent third party at a value below the net asset value of Jining Yuchai. In addition, modification has to be made to the existing technology that would defer the commercial deployment of this technology. As a result, an impairment charge of RMB 60,000 was made in respect of the technology development cost held by Jining Yuchai.

In 2015, the management performed impairment review based on the updated business plan after due considerations of a slowdown in the PRC economy. As a result, a further impairment loss of RMB 26,700 was charged to consolidated statement of profit or loss under the line item “selling, distribution and administrative costs” in respect of this technology development costs.

In 2016, management performed impairment review based on the updated business plan, which takes into consideration the business outlook for diesel engines industry in China. No further impairment loss was recognised in 2016.

The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth and past experience and did not exceed the estimated long-term average growth rate of the business in the PRC market. The recoverable amount of the intangible asset was based on its value in use. The Group used a 15 years forecast, using pre-tax discount rate of 12.98%. The revised business plan projected 5 years, year 2021 to reach the commercial deployment of the technology. The revenue growth rate is estimated at 6.7% in 2022 and thereafter management assumed no revenue growth from 2023 to 2031. In 2015, the Group used a 15-year forecast, from 2016 to 2030 using pre-tax discount rate of 12.34% and revenue growth rate of 11.10% from 2021 to 2026, 6 years after the expected commercial deployment of the technology. Thereafter, the growth rate is at 0% from 2026 to 2030.

If the pre-tax discount rate increased by 1% (2015: 1%) from management estimates, the Group’s impairment loss on intangible asset in Jining Yuchai is RMB 2,443 (US$355) (2015: RMB 18,447).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities

(a)	Other liabilities

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Derivative not designated as hedges – foreign exchange forward contract	—	140	20
Finance lease liabilities (Note 31)	114	108	16

Total	114	248	36

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Current	59	178	26
Non-current	55	70	10

Total	114	248	36

Foreign exchange forward contract

On December 21, 2016, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with China Construction Bank (“CCB”) to purchase US$ 15.3 million at the forward exchange rate (RMB/US$) of 7.0439 on December 20, 2017. The Group accounted for this NDF at fair value through “other operating expense” in the statement of profit or loss.

(b)	Interest-bearing loans and borrowings

	Effective interest rate	Maturity	31.12.2015
	%		RMB’000
Current
Renminbi denominated loans	4.72	2016	2,113,691
Euro denominated loans	0.95	2016	280,922
Malaysian Ringgit denominated loans	6.05	2016	4,582

			2,399,195

Non-current
Renminbi denominated loans	8.28	2017	3,751
Singapore Dollar denominated loans(ii)	2.15	2017	32,138
Malaysian Ringgit denominated loans	6.05	2020	20,620

			56,509

	Effective interest rate	Maturity	31.12.2016	31.12.2016
	%		RMB’000	US$’000
Current
Renminbi denominated loans	3.94	2017	753,750	109,636
USD denominated loans	3.70	2017	104,055	15,135
Singapore Dollar denominated loans(ii)	1.81	2017	33,616	4,890
Malaysian Ringgit denominated loans	5.90	2017	2,715	395
			894,136	130,056

Non-current
Malaysian Ringgit denominated loans	5.90	2020	16,270	2,367

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

Note:

(i)	The Group has the discretion to refinance or rollover the obligations for at least 12 months after the reporting period for the existing loan facilities. All loans balances as stated above do not have a callable feature.

(ii)	The loans comprise:

Issuer bank	Facility limit	Usage
		RMB’000
December 31, 2015
Bank of Tokyo-Mitsubishi, UFJ Ltd (“BOTM”)	S$ 30 million	16,069
Sumitomo Mitsui Banking Corporation (“Sumitomo”)	US$ 30 million	16,069

		32,138

December 31, 2016
Bank of Tokyo-Mitsubishi, UFJ Ltd	S$ 30 million	16,808
Sumitomo Mitsui Banking Corporation	US$ 30 million	16,808

		33,616

	US$’000	4,890

S$30.0 million credit facility with DBS Bank Ltd (“DBS”)

On May 22, 2015, the Company entered into a three year revolving credit facility agreement with DBS with a uncommitted aggregate value of S$30.0 million. Among other things, the terms of the facility required that HLA retains ownership of the special share and that the Company remain a consolidated subsidiary of HLA. The terms of the facility also included certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of the consolidated total net debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 times. This arrangement was used to finance the Group general working capital requirements.

S$30.0 million credit facility with BOTM, Singapore Branch

On March 13, 2014, the Company entered into a facility agreement with BOTM to refinance the existing revolving credit facility. The unsecured, multi-currency revolving credit facility has a committed aggregated value of S$30.0 million with three-year duration from March 18, 2014 to March 18, 2017. The facility will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of the Company’s consolidated total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

US$30.0 million credit facility with Sumitomo, Singapore Branch

On March 12, 2014, the Company entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo for a committed aggregate of US$30.0 million to refinance the US$30.0 million facility that was matured on March 18, 2014. The facility is available for three years from the date of the facility agreement and will be utilized by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not less than US$200 million and the ratio of the Company’s total consolidated net debt (as defined in the agreement) to consolidated tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company has also undertaken to make available to the bank within 180 days after the end of its financial year (beginning with financial year 2007), copies of its audited consolidated accounts as at the end of and for that financial year.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

Yuchai RMB 1 billion medium-term notes

Yuchai received approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated three-year unsecured medium-term notes (“Notes”) amounting to RMB 1.6 billion. On May 28, 2013, Yuchai issued the first tranche of the Notes amounting to RMB 1 billion. The par value and issue price of each Note is RMB 100. The fixed annual interest payable on the Notes is 4.69% which is the rate as of May 30, 2013. Subscription to and trading of the Notes is only available in China to institutional investors of China’s National Inter-bank Bond Market. The first tranche of the Notes was underwritten by China CITIC Bank Corporation Limited. The proceeds from the issuance of the Notes were used by Yuchai as working capital. The Notes were matured and repaid on May 30, 2016.

Yuchai RMB 2 billion ultra short-term bonds

On April 8, 2015, Yuchai received approval from its board of directors, shareholders and China’s National Association of Financial Market Institutional Investors (“NAFMII”) to issue ultra short-term bonds (“USTB”) amounting to RMB 2 billion with a term not exceeding 270 days, Yuchai issued the first tranche of the USTB amounting to RMB 400 million. The first tranche of the USTBs bear a fixed annual interest rate of 4.9% and matured on May 9, 2015. All the proceeds from the issuance of the USTBs were used by Yuchai as working capital and repayment of loans. On September 16, 2015, Yuchai issued the second tranche of the USTB amounting to RMB 400 million. The second tranche of the USTBs bear a fixed annual interest rate of 3.9%, matured and repaid on June 13, 2016. All the proceeds from the issuance of the USTBs were used by Yuchai for the repayment of loans. NAFMII’s approval to issue USTB of RMB 2 billion is valid for two years commencing from February 28, 2015. No new USTB was issued by Yuchai in 2016.

17.	Deferred grants

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

At January 1	340,821	360,783	52,478
Received during the year	39,558	13,639	1,983
Released to consolidated statement of profit or loss	(19,596)	(36,533)	(5,314)

At December 31	360,783	337,889	49,147

Current (Note 28)	26,455	21,939	3,191
Non-current	334,328	315,950	45,956

	360,783	337,889	49,147

18.	Inventories

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Raw materials	986,051	904,737	131,598
Work in progress	14,499	26,807	3,899
Finished goods	710,780	732,335	106,522

Total inventories at the lower of cost and net realizable value	1,711,330	1,663,879	242,019

Inventories recognized as an expense in “Cost of sales” are RMB 11,781,032, RMB 9,531,439 and RMB 9,313,436 (US$1,354,682) for the years ended December 31, 2014, 2015 and 2016 respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

18.	Inventories (cont’d)

An analysis of the inventory reserve accounts is as follows:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

At January 1	108,353	132,306	19,244
Inventories written down	59,339	48,202	7,011
Reversal of write-down of inventories	(24,079)	(53,373)	(7,763)
Written off	(11,307)	(339)	(49)

At December 31	132,306	126,796	18,443

The inventories written down and reversal of write-down of inventories recognized as an expense and included in “Cost of sales” amounted to RMB 3,397, RMB 35,260 and RMB 5,171 (US$752) for the years ended December 31, 2014, 2015 and 2016 respectively. The reversal of write-down of inventories was made when the related inventories were sold above their carrying amounts in 2014, 2015 and 2016.

19.	Other current assets

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Development properties	22,609	23,378	3,400
Held for trading investment (Note 1.3)	11,984	12,181	1,772
Derivative not designated as hedges – foreign exchange forward contract	15,506	—	—

	50,099	35,559	5,172

Foreign exchange forward contract

On December 22, 2015, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with Industrial and Commercial Bank of China (“ICBC”) to purchase Euro 39.1 million at the forward exchange rate (RMB/Euro) of 6.6987 on April 13, 2016. The Group accounted for this NDF at fair value through “Other operating income” in the statement of profit or loss (Note 8.2(a)).

20.	Trade and bills receivables

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Trade receivables (net)	385,801	241,168	35,079
Bills receivable (i)	6,792,712	6,816,088	991,431

Total (Note 36)	7,178,513	7,057,256	1,026,510

(i)

As of December 31, 2016, bills receivable includes bills receivable from joint venture and other related parties amounted to RMB 45,000 (US$6,545) (2015: RMB 50,000) and RMB 3,968 (US$577) (2015: RMB 2,000) respectively.

Trade receivables (net) are non-interest bearing and are generally on 60 days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

As of December 31, 2015 and 2016, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totalled RMB Nil and RMB 817,391 (US$118,893) respectively. All bills receivable discounted have contractual maturities within 12 months at time of discounting.

As of December 31, 2015 and 2016, outstanding bills receivable endorsed to suppliers with recourse obligation were RMB 859,679 and RMB 851,099 (US$123,796) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

20.	Trade and bills receivables (cont’d)

An analysis of the allowance for doubtful accounts is as follows:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

At January 1	21,927	51,288	7,460
Charge to consolidated statement of profit or loss	30,192	3,696	538
Written off	(827)	(346)	(50)
Translation differences	(4)	(4)	(1)

December 31	51,288	54,634	7,947

The Group’s historical experience in the collection of trade receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s trade receivables.

As of December 31, 2015 and 2016, gross trade receivables due from a major customer, Dongfeng Automobile Co., Ltd. and its affiliates (the “Dongfeng companies”) were RMB 19,914 and RMB 34,307 (US$4,990), respectively. See Note 33 for further discussion of customer concentration risk.

		Neither past due	Past due but not impaired
	Total	nor impaired	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 31.12.2016	7,057,256	6,995,511	37,902	12,062	9,654	2,127
At 31.12.2015	7,178,513	6,914,279	161,642	52,442	39,052	11,098

21.	Other receivables

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Staff advances	7,853	7,501	1,091
Associates and joint ventures	176,422	182,671	26,570
Other related parties	6,300	10,096	1,469
Interest receivables	7,280	6,775	985
Bills receivable in transit	2,998	29,134	4,238
Others	16,719	10,510	1,529
Impairment losses – other receivables (i)	(4,662)	—	—

Loans and receivables (Note 36)	212,910	246,687	35,882
Tax recoverable	135,241	102,024	14,840

Total	348,151	348,711	50,722

For terms and conditions relating to related parties, refer to Note 30.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

21.	Other receivables (cont’d)

Note:

(i)	An analysis of the impairment losses – other receivables is as follows:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

At January 1	2,041	4,662	678
Charge to consolidated statement of profit or loss	2,746	—	—
Written off	(125)	(4,662)	(678)

At December 31	4,662	—	—

The Group’s historical experience in the collection of other receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s other receivables.

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Other receivables (non-current) (i) (Note 36)	1,519	1,588	231

(i)	Non-current other receivables relate to non-trade receivables from joint ventures and associate which are not expected to be settled next 12 months.

22.	Asset classified as held for sale

Sales of 60% of the issued ordinary shares in the capital of Copthorne Hotel Qingdao Co., Ltd (“CHQ”)

The Group’s subsidiary company, LKN Investment International Pte Ltd, together with the joint venture partner of CHQ, had on February 23, 2016, listed the entire equity interest in CHQ on the Shanghai United Assets and Equity Exchange for sale and the sale was re-listed on March 28, 2016.

As a result, the investment in CHQ was reclassified as asset held for sale and the Group discontinued the use of equity method to recognize the interest in CHQ. Consequently, the Group only shared the loss incurred by CHQ up to February 23, 2016. As at December 31, 2016, the Group remains committed to the sale of the equity interest in CHQ.

The asset classified as held for sale and the related reserves as at 31 December are as follows:

	31.12.2016	31.12.2016
	RMB’000	US$’000

Asset
Interests in joint venture, representing asset classified as held for sale	89,381	13,001

Reserve
Foreign currency translation reserve	22,720	3,305

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

23.	Cash and cash equivalents

Short-term bank deposits

Restricted cash

Long-term bank deposits

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000
Non-current
Long-term bank deposits (i)	60,000	—	—

Current
Cash and cash equivalents	3,474,364	3,653,914	531,479
Short-term bank deposits (ii)	7,195	363,043	52,806
Restricted cash	300,564	36,000	5,236

	3,782,123	4,052,957	589,521

Cash and bank balances	3,842,123	4,052,957	589,521

Note:

(i)

In 2015, long-term fixed deposits relate to time deposits with maturity more than 1 year and bear an annual interest rate of 4.03% with banks. These long-term fixed deposits are not considered as cash equivalents. In 2016, there was no long-term deposit placed with bank.

(ii)

Short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2016 for the Group ranged from 0.83% to 4.03% (2015: 0.66% to 3.63%). These short-term bank deposits are not considered as cash equivalents.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term bank deposits and short-term bank deposits) as at December 31, 2016 for the Group ranged from 0.86% to 2.10% (2015: 0.70% to 2.80%).

As of December 31, 2016, the Group has restricted cash of RMB 36,000 (US$5,236) which was used as collateral by the banks for the issuance of bills to suppliers and would mature within 1 year. As at December 31, 2015, the Group has restricted cash of RMB 300,564 which was deposited by Yuchai with ICBC as guarantee of short-term Euro loan granted by the same bank amounting to Euro 39.1 million, equivalent to RMB 275.8 million at annual interest rate of 0.30%. The loan was repaid in April 2016.

As of December 31, 2015 and 2016, the Group had RMB 300,404 and RMB 318,565 (US$46,336) respectively, of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2014, 2015 and 2016 were RMB 466, RMB 368 and RMB 392 (US$57) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

24.	Issued capital and reserves

		31.12.2015	31.12.2016
		thousands	thousands

Authorized shares
Ordinary share of par value US$0.10 each		100,000	100,000

		Number of shares	RMB’000

Ordinary shares issued and fully paid
At January 1, 2015		38,195,706	1,840,227
Issued on July 14, 2015 as dividend payment (Note 25)		1,102,634	115,493

At December 31, 2015 and January 1, 2016		39,298,340	1,955,720
Issued on June 29, 2016 as dividend payment (Note 25)		1,413,760	103,356

At December 31, 2016		40,712,100	2,059,076

US$’000			299,502

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Special share issued and fully paid
One special share issued and fully paid at US$0.10 per share	*	*	*

Non-redeemable convertible cumulative preference shares	21	21	3

*	Less than RMB 1 (US$1)

On June 29, 2016, based on the elections by shareholders, the dividend of US$0.85 per share for the financial year 2015 was paid in the form of approximately US$17.8 million in cash and 1,413,760 shares, at the volume weighted average trading price of US$11.0227 per share, with total value equivalent to RMB 103,356 (US$15,583).

On July 14, 2015, based on the elections by shareholders, the dividend of US$1.10 per share for the financial year 2014 was paid in the form of approximately US$23.4 million in cash and 1,102,634 shares, at the volume weighted average trading price of US$16.8792 per share, with total value equivalent to RMB 115,493.

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

HLGE issued 197,141,190 NCCPS at an issue price of S$0.02 each on July 4, 2006, expiring on the 10th anniversary of the NCCPS issue date, and 197,011,794 NCCPS have been converted into ordinary shares in the capital of HLGE.

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

In 2016, HLGE issued a total of 2,899 new ordinary shares, pursuant to the conversion of 28,998 non-redeemable convertible cumulative preference shares, at an issue price of S$0.02 for each NCCPS. The NCCPS conversion ratio is one (1) new ordinary share for every ten (10) NCCPS converted.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

24.	Issued capital and reserves (cont’d)

The NCCPS are not listed and quoted on the Official List of the Singapore Exchange. However, the holders of the NCCPS are able to exercise their rights to convert the NCCPS into new ordinary shares at the adjusted NCCPS conversion ratio of one (1) new ordinary share for every ten (10) NCCPS following the completion of the HLGE’s share consolidation exercise in May 2015, subject to the terms and conditions of the NCCPS. Such new ordinary shares will be listed and quoted on the Official List of the Singapore Exchange when issued.

In accordance with the terms and conditions of the NCCPS, the rights of NCCPS holders to convert all or any of their NCCPS into fully paid ordinary shares in the capital of the HLGE has lapsed on July 4, 2016 (being the date of expiry of the NCCPS Conversion Period). NCCPS are perpetual securities and there is no mandatory conversion of the NCCPS upon the expiry of the NCCPS Conversion Period.

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

25.	Dividends declared and paid

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Declared and paid during the year
Dividends on ordinary shares:

Final dividend paid in 2016: US$0.85 per share (2015: US$1.10 per share)	257,500	221,549	32,225

	257,500	221,549	32,225

Dividend paid in cash	142,007	118,193	17,192
Dividend paid in shares (Note 24)	115,493	103,356	15,033

	257,500	221,549	32,225

26.	Statutory reserves

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Statutory general reserve (ii)
At January 1	191,433	186,874	27,182
Transfer from retained earnings	1,332	923	134
Disposal of a subsidiary	(5,891)	—	—

At December 31	186,874	187,797	27,316

Statutory public welfare fund (iii)
At January 1 and December 31	85,641	85,641	12,457

General surplus reserve (iv)
At January 1 and December 31	25,706	25,706	3,739

Total	298,221	299,144	43,512

Note:

(i)

In accordance with the relevant regulations in the PRC, Yuchai and its subsidiaries are required to provide certain statutory reserves which are designated for specific purposes based on the net income reported in the PRC General Accepted Accounting Principles financial statements. The reserves are not distributable in the form of cash dividends.

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

All options granted under the Equity Plan are subject to a vesting schedule as follows:

(1)	one year after the date of grant for up to 33% of the shares over which the options are exercisable;

(2)	two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and

(3)	three years after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.

The expense recognized for employee services received during the year is shown in the following table:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Expense arising from equity-settled share-based payment transactions	10,275	5,301	771

Total expense arising from share-based payment transactions	10,275	5,301	771

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in share options during the year:

	Number of Share options	WAEP		Number of Share options	WAEP
	2015	2015		2016	2016

Outstanding at January 1	570,000	US$	21.11	570,000	US$	21.11
Cancelled during the year	—		—	(40,000)	US$	21.11

Outstanding at December 31	570,000	US$	21.11	530,000	US$	21.11

Exercisable at December 31	190,000	US$	21.11	353,333	US$	21.11

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

Fair value of share options and assumptions

Date of grant of options	On July 29, 2014

Fair value at measurement date (US$)	5.70 – 6.74

Share price (US$)	21.11
Exercise price (US$)	21.11
Expected volatility (%)	47.4
Expected option life (years)	3.5 – 5.5
Expected dividends (%)	5.81
Risk-free interest rate (%)	1.4 – 2.0

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

27.	Share-based payment (cont’d)

The exercise price for options outstanding as at December 31, 2016 was US$21.11 (2015: US$21.11).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2016 was 7.6 (2015: 8.6) years.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

There are no market conditions associated with the share options granted. Service conditions and non-market performance conditions are not taken into account in the measurement of the fair value of the service to be received at the grant date.

28.	Trade and other payables

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Trade and bills payables (i)	3,841,756	4,672,750	679,673
Other payables	1,300,439	1,203,908	175,114
Interest payable	33,492	890	129
Accrued staff costs	338,437	378,441	55,046
Dividend payable	41,377	37,851	5,506
Associates and joint ventures	18,909	91,439	13,300
Other related parties	142,932	120,619	17,545

Financial liabilities at amortized cost (Note 36)	5,717,342	6,505,898	946,313
Accrued contribution to defined contribution plans	27,820	27,820	4,047
Other tax payable	39,064	42,750	6,218

Trade and other payables with liquidity risk (Note 33)	5,784,226	6,576,468	956,578
Deferred grants (Note 17)	26,455	21,939	3,191
Deferred income (ii)	170,000	170,000	24,727
Advance from customers	96,168	76,636	11,147

Total trade and other payables (current)	6,076,849	6,845,043	995,643

(i)

As of December 31, 2016, the trade and bills payables include bills payable to joint ventures, associates and other related parties amounted to RMB 50 (US$7) (2015: RMB Nil), RMB 12,210 (US$1,776) (2015: RMB 7,230) and RMB 133,708 (US$19,448) (2015: RMB 192,927) respectively.

(ii)	This relates to the Group’s transfer of technology know-how to a joint venture of which revenue has not been recognized.

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Other payables (non-current) (i) (Note 33, Note 36)	115,341	136,772	19,984

(i)

Non-current other payables relate to provision for bonus of RMB 133,928 (US$19,480)(2015: RMB 115,341) which is not expected to be settled next 12 months and deferred income of RMB 2,844 (US$414) (2015: RMB Nil) in respect of progress payments received for sale of lands and will be credited to profit and loss upon completion of the sale.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables (current) are non-interest bearing and have an average term of three months.

•

Interest payable is normally settled throughout the financial year. As of December 31, 2015, interest payable related to outstanding Notes and USTBs were RMB 27,679 and RMB 4,576 respectively. As of December 31, 2016, there is no interest payable on Notes and USTB.

•	For terms and conditions relating to related parties, refer to Note 30.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

29.	Provision for product warranty

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

At January 1	298,552	233,577	33,975
Provision made	307,575	350,803	51,026
Provision utilized	(372,550)	(345,530)	(50,259)

At December 31	233,577	238,850	34,742

30.	Related party disclosures

The ultimate parent

As of December 31, 2016, the controlling shareholder of the Company, HLA, indirectly owned 16,360,845, or 40.2% (2015: 15,189,528 or 38.7%), of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 23.4% (2015: 22.5%) of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 16.8% (2015: 16.2%) of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under Bye-Laws of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of RMB 297, RMB 32 and RMB 34 (US$5) during the financial years ended December 31, 2014, 2015 and 2016 respectively. The transaction relates to consultancy fees charged by HLA.

Entity with significant influence over the Group

As of December 31, 2016, the Yulin City Government through Coomber Investment Ltd. owned 18.4% (2015: 18.4%) of the ordinary shares in the capital of the Company.

The following provides the significant transactions that have been entered into with related parties for the relevant financial year (for information regarding outstanding balances at December 31, 2015 and 2016, refer to Note 21 and Note 28):

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

Sales
- Diesel engines to State Holding Company, its subsidiaries and affiliates	1,462	185	6,271	912
- Raw materials to State Holding Company, its subsidiaries and affiliates	802,715	516,494	441,238	64,180
- Hospitality and restaurant service charged to State Holding Company, its subsidiaries and affiliates	1,700	3,247	4,761	693
- Diesel engines and raw materials to associates and joint ventures	237,203	156,444	219,724	31,960
Purchase
- Purchase of raw materials and supplies from subsidiaries and affiliates of State Holding Company	1,460,956	1,181,852	1,028,358	149,579
- Purchases of raw materials and supplies from associates and joint ventures	87,509	90,354	308,488	44,871
Others
- Delivery expense charged by subsidiaries of State Holding Company	213,747	164,690	143,077	20,811
- Storage and distribution expenses charged by a subsidiary of State Holding Company	32,131	30,462	50,181	7,299
- Property management service charged by an associate	24,713	23,359	20,976	3,051

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

30.	Related party disclosures (cont’d)

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

- Leasing expenses charged by State Holding Company	4,853	12,951	4,715	686
- Consultancy fees charged by State Holding Company	—	—	10,026	1,458
- General and administrative expenses charged by State Holding Company	—	3,141	4,283	623
- General and administrative expenses charged by affiliates of HLA	6,821	6,271	6,887	1,002
- Charged by joint venture for service provided	—	—	2,121	309
- Charged to subsidiaries of State Holding Company for service provided	—	—	8,873	1,291
- Rental income charged to State Holding Company and its subsidiaries	5,176	619	5,454	793
- Hotel management fees charged to a joint venture	1,383	—	—	—
- Purchases of vehicles and machineries from State Holding Company and its subsidiary	16,725	1,963	—	—
- Purchases of additional shareholding in a subsidiary of State Holding Company (i)	—	4,170	—	—

Note:

(i)	In October 2015, Yuchai acquired 2.86% of equity interest in YAMC from State Holding Company with a purchase consideration of RMB 4.2 million.

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

Terms and conditions of transactions with related parties

The transactions with related parties are made at terms agreed between the parties. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash.

Compensation of key management personnel of the Group

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

Short-term employee benefits	39,812	27,331	31,975	4,651
Contribution to defined contribution plans	294	305	415	60
Cost of share-based payment	4,455	8,477	4,387	638

	44,561	36,113	36,777	5,349

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

Future minimum rentals payable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Within one year
- With related parties	5,405	800	116
- With third parties	7,858	11,338	1,649
After one year but not more than five years
- With related parties	1,859	1,399	204
- With third parties	5,131	12,537	1,823
More than five years
- With third parties	—	114	17

	20,253	26,188	3,809

The minimum lease payments recognized as an expense for the financial year ended December 31, 2014, 2015 and 2016 amounted to RMB 52,728, RMB 60,201 and RMB 54,617 (US$7,944).

Operating lease commitments - Group as lessor

The Group has leased out some of its assets, including surplus office and manufacturing buildings. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

Future minimum rentals receivable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Within one year
- With related parties	1,319	102	15
- With third parties	2,537	1,624	236
After one year but not more than five years
- With third parties	9,128	1,855	270
More than five years
- With third parties	18,967	268	39

	31,951	3,849	560

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

31.	Commitments and contingencies (cont’d)

Finance lease commitments

The Group has finance lease for office equipment and motor vehicles. The lease has term of renewal but no purchase options and escalation clause. Renewal is at the option of the Group.

Future minimum lease payments under finance lease together with the present value of the net minimum lease payments are as follows:

	31.12.2015		31.12.2016
	Minimum lease payments	Present value of payments	Minimum lease payments		Present value of payments
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000

Not later than one year	64	59	43	7	38	6
Later than one year but not later than five years	59	55	70	10	70	10

Total minimum lease payments	123	114	113	17	108	16
Less: Amount representing finance charges	(9)	—	(5)	(1)	—	—

Present value of minimum lease payments	114	114	108	16	108	16

Capital commitments

As of December 31, 2015 and 2016, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not paid amounting to RMB 570,650 and RMB 427,089 (US$62,122) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 6.

Investment commitments

As of December 31, 2015 and 2016, the Group has commitment of RMB 6,195 and RMB 75,000 (US$10,909) relating to the Group’s interest in joint venture, respectively.

Letter of credits

As of December 31, 2015 and 2016, Yuchai had issued irrevocable letter of credits of RMB 3,981 and RMB 29,729 (US$4,324), respectively.

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

32.	Segment information

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

Inter-segment transactions are eliminated upon consolidation and reflected in the “Adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

32.	Segment information (cont’d)

Year ended December 31, 2014	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000

Revenue
External customers
- Sale of goods	16,345,885	—	—		16,345,885
- Revenue from hotel and restaurant operation	31,502	47,313	—		78,815
- Revenue from sale of development properties	—	865	—		865
- Rental income	9,969	608	—		10,577

Total revenue	16,387,356	48,786	—		16,436,142

Results
Interest income	42,014	1,463	2,347	(1)	45,824
Interest expense	(149,797)	(7,710)	5,866	(1)	(151,641)
Impairment of property, plant and equipment	(10,433)	—	—		(10,433)
Impairment of technology development cost	(60,000)	—	—		(60,000)
Depreciation and amortization	(422,777)	(7,872)	(607	)(2)	(431,256)
Share of profit/(loss) of associates	960	(4)	—		956
Share of losses of joint ventures	(19,067)	(8,840)	(2,804	)(9)	(30,711)
Income tax expense	(156,861)	(2,115)	(20,663	)(3)	(179,639)

Segment profit	1,249,021	15,937	(63,573	)(4)	1,201,385

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

32.	Segment information (cont’d)

Year ended December 31, 2015	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000

Revenue
External customers
- Sale of goods	13,634,395	—	—		13,634,395
- Revenue from hotel and restaurant operation	32,918	61,135	—		94,053
- Rental income	4,618	371	—		4,989

Total revenue	13,671,931	61,506	—		13,733,437

Results
Interest income	35,557	1,415	4,342	(1)	41,314
Interest expense	(110,618)	(7,595)	5,226	(1)	(112,987)
Impairment of property, plant and equipment	(2,873)	—	—		(2,873)
Impairment of technology development cost	(26,700)	—	—		(26,700)
Depreciation and amortization	(458,759)	(10,060)	(616	)(2)	(469,435)
Share of profit/(loss) of associates	250	(5)	—		245
Share of losses of joint ventures	(10,480)	(11,584)	19,128	(9)	(2,936)
Income tax expense	(161,731)	(2,491)	(12,596	)(3)	(176,818)

Segment profit	744,846	(7,564)	(51,144	)(4)	686,138

Total assets	17,684,449	343,236	787,917	(5)	18,815,602

Total liabilities	(9,183,670)	(359,796)	157,933	(6)	(9,385,533)

Other disclosures
Investment in associates	3,092	287	—		3,379
Investment in joint ventures	170,484	6,597	89,703	(8)	266,784
Capital expenditure	428,917	929	44	(7)	429,890

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

32.	Segment information (cont’d)

Year ended December 31, 2016	Yuchai	HLGE	Adjustments and eliminations		Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	US$’000

Revenue
External customers
- Sale of goods	13,542,568	—	—		13,542,568	1,969,828
- Revenue from hotel and restaurant operation	45,021	65,697	—		110,718	16,104
- Rental income	10,898	656	—		11,554	1,681

Total revenue	13,598,487	66,353	—		13,664,840	1,987,613

Results
Interest income	51,235	1,919	3,829	(1)	56,983	8,288
Interest expense	(73,028)	(7,706)	5,603	(1)	(75,131)	(10,929)
Impairment of property, plant and equipment	(3,297)	—	—		(3,297)	(480)
Depreciation and amortization	(467,177)	(10,098)	(885	)(2)	(478,160)	(69,550)
Share of profit/(loss) of associates	461	(5)	—		456	66
Share of losses of joint ventures	(349)	(3,252)	(467	)(9)	(4,068)	(592)
Income tax expense	(141,272)	(2,281)	(16,717	)(3)	(160,270)	(23,313)

Segment profit	906,311	(1,154)	(21,279	)(4)	883,878	128,564

Total assets	17,324,947	342,656	928,903	(5)	18,596,506	2,704,947

Total liabilities	(8,419,018)	(369,124)	177,448	(6)	(8,610,694)	(1,252,465)

Other disclosures
Investment in associates	3,553	283	—		3,836	557
Investment in joint ventures	173,781	2,714	(144	)(8)	176,351	25,651
Capital expenditure	282,284	2,623	86	(7)	284,993	41,454

Note:

(1)	Included here are interest income and expense of the holding entity’s interest income and expense and inter-segment interest income and expense that are eliminated on consolidation.
(2)	Included here are the depreciation of the holding entity’s property, plant and equipment and additional depreciation on HLGE’s property, plant and equipment valued at fair value in excess of costs.
(3)	This relates mainly to the withholding tax provisions for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.
(4)	Profit/(loss) for each operating segment does not include income tax expense.
(5)	Segment assets included goodwill and other assets of holding entity and increase in value of HLGE’s property, plant and equipment based on fair value in excess of costs.
(6)

Included here are mainly the inter-company loan elimination, liabilities of the holding entity and cumulative withholding tax provision for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai that has not been remitted.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

32.	Segment information (cont’d)

Geographic information

Revenue from external customers:

	31.12.2014	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	RMB’000	US$’000

People’s Republic of China	16,359,873	13,630,979	13,508,721	1,964,905
Other countries	76,269	102,458	156,119	22,708

	16,436,142	13,733,437	13,664,840	1,987,613

The revenue information above is based on the location of the customer.

Revenue from one customer group amounted to RMB 3,580,856 (US$520,852) (2015: RMB 2,900,332; 2014: RMB 3,687,953), arising from sales by Yuchai segment.

Non-current assets

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

People’s Republic of China	5,197,256	4,893,338	711,758
Other countries	96,805	95,430	13,881

	5,294,061	4,988,768	725,639

Non-current assets for this purpose consist of property, plant and equipment, prepaid operating leases, investment in joint ventures and associates, investment property, intangible asset and goodwill.

33.	Financial risk management objectives and policies

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

The sensitivity analyses in the following sections relate to the position as at December 31, 2015 and 2016.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2016.

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

Interest rate risk (cont’d)

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at the end of the reporting period and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis points increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2016 of the Group would increase/decrease by RMB 15,712 (US$2,285) (2015: increase/decrease by RMB 6,632).

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

The Group’s exposures to foreign currency are as follows:

	31.12.2015
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Held for trading investment	11,984	—	—	—	—
Trade and other receivables	565	407	12,762	32,651	—
Cash and bank balances	124,034	—	2,177	29,520	938
Financial liabilities	(32,163)	(280,924)	—	—	—
Trade and other payables	(12,978)	(50)	(5,051)	(2,020)	—

Net assets/(liabilities)	91,442	(280,567)	9,888	60,151	938

	31.12.2016
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Held for trading investment	12,181	—	—	—	—
Trade and other receivables	957	9,232	15,032	31,679	982
Cash and bank balances	117,763	3,841	7,247	—	—
Financial liabilities	(33,686)	—	(104,055)	—	—
Trade and other payables	(12,991)	(10,763)	(5,873)	(1,410)	—

Net assets/(liabilities)	84,224	2,310	(87,649)	30,269	982

US$’000	12,251	336	(12,749)	4,403	143

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

33.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Singapore Dollar	9,144	8,422	1,225
Euro	(28,057)	231	34
US Dollar	989	(8,765)	(1,275)
Renminbi	6,015	3,027	440

Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit by the following amount:

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Statement of profit or loss	1,198	1,218	177

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

At December 31, 2016, the Group had top 20 customers (2015: top 20 customers) that owed the Group more than RMB 151,033 (US$21,968) (2015: RMB 196,537) and accounted for approximately 51% (2015: 45%) of trade receivables (excluding bills receivables) owing respectively. These customers are located in the PRC. There were 38 customers (2015: 47 customers) with balances greater than RMB 1,000 (US$145) accounting for over 79.6% (2015: 88.4%) of total trade receivable (excluding bills receivables). The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 20 and Note 21. The Group does not hold collateral as security.

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

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	One year or less	Two to five years	More than five years	Total
As at December 31, 2015	RMB’000	RMB’000	RMB’000	RMB’000

Financial assets
Trade and bills receivables	7,229,801	—	—	7,229,801
Other receivables, excluding tax recoverable	217,572	1,519	—	219,091
Cash and bank balances	3,782,123	60,000	—	3,842,123
Held for trading investment and derivative not designated as hedges – foreign exchange forward contract	27,490	—	—	27,490

	11,256,986	61,519	—	11,318,505

Financial liabilities
Interest-bearing loans and borrowings	2,473,654	59,673	—	2,533,327
Trade and other payables (Note 28)	5,784,226	115,341	—	5,899,567
Other liabilities	64	59	—	123

	8,257,944	175,073	—	8,433,017

	One year or less	Two to five years	More than five years	Total	Total
As at December 31, 2016	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

Financial assets
Trade and bills receivables	7,111,890	—	—	7,111,890	1,034,457
Other receivables, excluding tax recoverable	246,687	1,588	—	248,275	36,113
Cash and bank balances	4,052,957	—	—	4,052,957	589,521
Held for trading investment and derivative not designated as hedges – foreign exchange forward contract	12,181	—	—	12,181	1,772

	11,423,715	1,588	—	11,425,303	1,661,863

Financial liabilities
Derivative not designated as hedges – foreign exchange forward contract	140	—	—	140	20
Interest-bearing loans and borrowings	909,824	18,409	—	928,233	135,016
Trade and other payables (Note 28)	6,576,468	136,772	—	6,713,240	976,472
Other liabilities	43	70	—	113	17

	7,486,475	155,251	—	7,641,726	1,111,525

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

34.	Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance except where decisions are made to exit businesses or close companies.

The capital structure of the Group consists of debts (which includes the borrowings and trade and other payables, less cash and bank balances) and equity attributable to equity holders of the parent (comprising issued capital and reserves).

	31.12.2015	31.12.2016	31.12.2016
	RMB’000	RMB’000	US$’000

Interest-bearing loans and borrowings (current and non-current) (Note 16(b))	2,455,704	910,406	132,423
Trade and other payables (current and non-current) (Note 28)	6,192,190	6,981,815	1,015,537
Less: Cash and bank balances (Note 23)	(3,842,123)	(4,052,957)	(589,521)

Net debts	4,805,771	3,839,264	558,439
Equity attributable to equity holders of the parent	7,239,617	7,683,834	1,117,649

Total capital and net debts	12,045,388	11,523,098	1,676,088

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2015 and 2016.

As disclosed in Note 26, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2015 and 2016.

35.	Fair value measurement

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2015:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 19)	December 31, 2015	11,984	11,984	—	—
Derivative financial asset:
Foreign exchange forward contract - Euro (i) (Note 19)	December 31, 2015	15,506	—	15,506	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

35.	Fair value measurement (cont’d)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2016:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 19)	December 31, 2016	12,181	12,181	—	—
Liabilities measured at fair value
Derivative financial liabilities:
Foreign exchange forward contract - USD (i) (Note 16(a))	December 31, 2016	140	—	140	—

Note:

(i)

Forward currency contracts are valued using a valuation technique with market observable inputs. The most frequently applied valuation techniques include forward pricing, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates.

There have been no transfers between Level 1 and Level 2 during the period.

36.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000

As at December 31, 2015

Financial assets
Held for trading investment	19	11,984	—	—	11,984
Trade and bills receivables	20	—	7,178,513	—	7,178,513
Other receivables	21	—	214,429	—	214,429
Cash and bank balances	23	—	3,842,123	—	3,842,123

		11,984	11,235,065	—	11,247,049

Financial liabilities
Trade and other payables	28	—	—	5,832,683	5,832,683
Loans and borrowings	16(b)	—	—	2,455,704	2,455,704
Other liabilities	16(a)	—	—	114	114

		—	—	8,288,501	8,288,501

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

36.	Financial assets and financial liabilities (cont’d)

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	US$’000

As at December 31, 2016

Financial assets
Held for trading investment	19	12,181	—	—	12,181	1,772
Trade and bills receivables	20	—	7,057,256	—	7,057,256	1,026,510
Other receivables	21	—	248,275	—	248,275	36,113
Cash and bank balances	23	—	4,052,957	—	4,052,957	589,521

		12,181	11,358,488	—	11,370,669	1,653,916

Financial liabilities
Trade and other payables	28	—	—	6,642,670	6,642,670	966,207
Loans and borrowings	16(b)	—	—	910,406	910,406	132,423
Other liabilities	16(a)	—	—	248	248	36

		—	—	7,553,324	7,553,324	1,098,666

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

37.	Events after the reporting period

Proposed disposal of the equity interest in LKN Investment International Pte. Ltd.

On February 13, 2017, HLGE announced that it had entered into a memorandum of understanding with Jingrui Properties (Group) Co., Ltd (“Purchaser”) in relation to the proposed disposal of all the issued shares in the capital of LKN Investment International Pte. Ltd. (“LKNII”). LKNII is an investment holding company which owns 100% equity interest in Shanghai Hutai Real Estate Development Co., Ltd and 60% equity interest in CHQ.

The indicative aggregate consideration payable by the Purchaser to HLGE will be RMB 550,000 (US$80,000). The proposed disposal is subject to both parties entering into a sale and purchase agreement and the approval of the shareholders of HLGE at an extraordinary general meeting to be convened.

On February 28, 2017, both parties agreed to extend the long stop date for the execution of the sale and purchase agreement to March 15, 2017 and Natural Apex Limited, the related company of the Purchaser, shall purchase the entire shares in LKNII, subject to the terms of the sale and purchase agreement to be executed between LKNII and Natural Apex Limited.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

37.	Events after the reporting period (cont’d)

Proposed disposal of the equity interest in LKN Investment International Pte. Ltd. (cont’d)

On March 15, 2017, the long stop date for the execution of the sale and purchase agreement was further extended to April 15, 2017.

On April 16, 2017, HLGE announced that no sale and purchase agreement had been entered into between the parties by the Long Stop Date and as there was no extension of the Long Stop Date, the MOU had lapsed.

Pre-listed of equity interest in CHQ on Shanghai United Assets and Equity Exchange (“SUAEE”)

On March 31, 2017, HLGE announced that it had on the same day, together with the other 40% equity holder, pre-listed its entire shareholding interest in CHQ on SUAEE in accordance with the amended listing procedures of SUAEE. The pre-listing process would be for a fixed period of 20 business days and interested parties would not be invited to put in a bid nor will a reserve price be set. Upon the expiry of the pre-listing period on April 28, 2017, the formal listing of the sale will take place whereupon interested parties will be invited to put in their bids. Upon the close of the public tender process, the successful bidder (if any) will be selected by SUAEE and the sellers whereupon a sale and purchase agreement can be negotiated and entered into.

Incorporation of MTU Yuchai Power Co., Ltd

On January 18, 2017, the joint venture entity, MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”) was incorporated. This was further to the Company’s announcement made on February 19, 2016 that Yuchai had entered into an agreement with MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power System, to set up a 50-50 joint venture entity. MTU Yuchai Power will produce, under license from MTU, the MTU’s diesel engines in China.