Form 20-F
period 2017-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2018-04-16
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, 40,858,290 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Certain Definitions and Supplemental Information

All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar,” “dollar,” “US$” or “$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore; all references to “RM” are to Ringgit, the legal tender currency of Malaysia. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 6.3294 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on February 28, 2018, (ii) from Singapore dollar to US dollar at the rate of S$1.3231 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2018, and (iii) from Ringgit to US dollar at the rate of RM 3.9150 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2018. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

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

As of December 31, 2017, 40,858,290 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 40,764,569 as a result of the payment of certain amounts of dividends in the form of shares at the election of shareholders and the issuance of shares pursuant to the exercised share option granted under our Equity Incentive Plan. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 40,764,569 for 2017. As of February 28, 2018, 40,858,290 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

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

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2018 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

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

•

the effects of a weaker than expected recovery in the global economy subject to substantial downside risks including heightened policy uncertainty especially regarding trade policies, tariffs and government regulations, financial market disruptions amid global financial conditions and heightened geopolitical tensions globally, protracted recovery in the Euro Area and the economic effects from a withdrawal of the United Kingdom from the European Union on the overall global economy and our business, operating results and growth rates;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2016 and 2017, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2013, 2014 and 2015, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2013 and 2014 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been prepared in conformity with IFRS.

The selected financial information as of and for the years ended December 31, 2015, 2016 and 2017 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2017, we had a 48.9% interest in the outstanding ordinary shares of HLGE and a 7.7% interest in the outstanding ordinary shares of TCL. As of February 28, 2018, our interest in the outstanding ordinary shares of HLGE and TCL remained unchanged.

Relating to our interest in HLGE:

On January 13, 2012, our wholly-owned subsidiary, Grace Star Services Limited (“Grace Star”) transferred 24,189,170 Series B redeemable convertible preference shares in the capital of HLGE (the “Trust Preference Shares”) to Amicorp Trustees (Singapore) Limited (the “Trustee”) pursuant to a trust deed entered into between HLGE and the Trustee (the “Trust”). On January 16, 2012, the Trust Preference Shares were mandatorily converted into 24,189,170 new ordinary shares in the capital of HLGE (the “Trust Shares”) resulting in our shareholding interest in HLGE decreasing from 49.4% to 48.1%. On April 4, 2012, as a result of the conversion of all the outstanding Series A redeemable convertible preference shares held by our wholly-owned subsidiaries, Venture Delta Limited (“Venture Delta”) and Grace Star, into new ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased from 48.1% to 48.9%.

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2017. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2017 and February 28, 2018. We consolidate the results of HLGE as a subsidiary. See Note 1.3 to the accompanying consolidated financial statements in Item 18.

Relating to our interest in TCL:

Since fiscal year 2010, we have gradually reduced our total shareholding in TCL. Our total shareholding interest in TCL was 7.7% as of December 31, 2017 and February 28, 2018. We classify our shareholding in TCL as held for trading investment.

For further information on the Company’s investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except per share data)
Selected Consolidated Statement of Profit or Loss Data:
Revenue	15,902,355	16,436,142	13,733,437	13,664,840	16,222,442	2,563,030
Gross profit	3,264,904	3,290,990	2,790,572	2,964,185	3,515,023	555,349
Research and development costs	(468,612)	(494,594)	(506,955)	(588,007)	(608,181)	(96,088)
Other operating income, net	156,352	94,892	19,337	95,355	624,633	98,687
Operating profit	1,402,416	1,292,618	805,180	967,173	1,715,622	271,056
Share of results of associates and joint ventures	(79,086)	(29,755)	(2,691)	(3,612)	10,054	1,589
Profit before tax	1,162,119	1,201,385	686,138	883,878	1,625,237	256,776
Income tax expense	(222,147)	(179,639)	(176,818)	(160,270)	(220,167)	(34,785)
Profit for the year	939,972	1,021,746	509,320	723,608	1,405,070	221,991
Attributable to:
Equity holders of the parent	700,423	730,280	341,108	515,737	953,922	150,713
Non-controlling interests	239,549	291,466	168,212	207,871	451,148	71,278
Basic and diluted earnings per common share attributable to ordinary equity holders of the parent (RMB/US$ per share)	18.79	19.36	8.81	12.89	23.40	3.70
Profit for the year per share (RMB/US$ per share)	25.22	27.09	13.16	18.08	34.47	5.45
Weighted average number of shares	37,268	37,720	38,712	40,017	40,765	40,765

	As of December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	4,333,904	4,925,945	4,366,413	5,272,069	6,603,775	1,043,349
Property, plant and equipment	4,036,163	4,460,842	4,329,544	4,127,185	3,824,018	604,168
Trade and bills receivables	7,437,948	8,113,094	7,178,513	7,057,256	7,031,544	1,110,934
Total assets	19,293,168	18,773,336	18,815,602	18,596,506	21,015,059	3,320,229
Trade and other payables	7,718,488	6,547,296	6,192,190	6,981,815	7,624,496	1,204,616
Short-term interest-bearing loans and borrowings	1,230,981	1,209,001	2,399,195	894,136	1,600,000	252,789
Long-term interest-bearing loans and borrowings	1,028,396	1,077,716	56,509	16,270	26,341	4,162
Non-controlling interests	2,042,592	2,163,382	2,190,452	2,301,978	2,631,714	415,792
Issued capital	1,724,196	1,840,227	1,955,720	2,059,076	2,081,138	328.805
Equity attributable to equity holders of the parent	6,391,573	6,988,432	7,239,617	7,683,834	8,347,562	1,318,855

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	589,642	535,686	1,686,718	2,276,087	1,370,167	216,477
Net cash (used in)/from investing activities	(553,591)	(523,019)	(25,496)	(572,031)	126,570	19,997
Net cash (used in)/from financing activities	(553,179)	(314,749)	(485,535)	(1,553,986)	280,862	44,374
Effect of foreign currency exchange on cash and cash equivalents	(13,938)	(3,109)	7,332	29,480	(41,189)	(6,507)
Net (decrease)/increase in cash and cash equivalents	(531,066)	(305,191)	1,183,019	179,550	1,736,410	274,341

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 6.3294 = US$1.00, the rate quoted by the People’s Bank of China (the “PBOC”) at the close of business on February 28, 2018. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 28, 2018 or any other date. The rate quoted by the PBOC at the close of business on December 29, 2017 was RMB 6.5342 = US$1.00.

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

Any determination by the Company to declare a dividend will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year /in the fiscal year (in thousands)
2013	US$0.90 (2)(3)	RMB 343,349 (US$54,999) (4)
2014	US$1.20 (5)	RMB 325,278 (6)
2015	US$1.10 (7)	RMB 271,058 (8)
2016	US$0.85 (9)	RMB 318,050(10)
2017	US$0.90 (11)	RMB 234,923(12)

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

(3)

On August 5, 2013, we declared an interim dividend of US$0.10 per ordinary share for fiscal year 2013 amounting to a total of US$3.7 million. This dividend was paid to our shareholders on August 26, 2013.

(4)	The dividend declared by Yuchai for fiscal year 2013 was paid to us entirely in US dollar on May 16, 2014. For dividend paid for fiscal year 2013, the exchange rate used was RMB 6.2428 = US$1.00.
(5)

On May 12, 2014, we declared a dividend of US$1.20 per ordinary share amounting to a total of US$44.7 million for fiscal year 2013 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$26 million in cash and 928,033 ordinary shares.

(6)

The dividend declared by Yuchai for fiscal year 2014 was paid to us on May 29, 2015. For dividend paid for fiscal year 2014, RMB 32.6 million was paid in Renminbi and the remaining RMB 292.7 million was paid in US dollar at an exchange rate of RMB 6.2135 = US$1.00.

(7)

On May 22, 2015, we declared a dividend of US$1.10 per ordinary share amounting to a total of US$42.0 million for fiscal year 2014 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$23.4 million in cash and 1,102,634 ordinary shares.

(8)

The dividend declared by Yuchai for fiscal year 2015 was paid to us on May 26, 2016. The dividend paid for fiscal year 2015, RMB27.0 million was paid in Renminbi and the remaining RMB 244.1 million was paid in US dollar at an exchange rate of RMB6.5636=US$1.00.

(9)

On May 12, 2016, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$33.4 million for fiscal year 2015 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$17.8 million in cash and 1,413,760 ordinary shares.

(10)	The dividend declared by Yuchai for fiscal year 2016 was paid to us on May 19, 2017. The dividend paid for the fiscal year 2016, RMB 318.0 million was paid in Renminbi.
(11)

On May 24, 2017, we declared a dividend of US$0.90 per ordinary share amounting to a total of US$36.6 million for fiscal year 2016 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$34.7 million in cash and 99,790 ordinary shares.

(12)

The dividend declared by Yuchai for fiscal year 2017 has been approved for payment by Yuchai’s Board of Directors. It will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2017 and upon the receipt of approval by Yuchai’s shareholders.

Historical Exchange Rate Information

On December 29, 2017, the PBOC rate was RMB 6.5342 = US$1.00. On February 28, 2018, the PBOC rate was RMB 6.3294 = US$1.00.

On December 29, 2017, the noon buying rate was RMB 6.5063 = US$1.00. On February 28, 2018, the noon buying rate was RMB 6.3280 = US$1.00.

The following tables set forth certain information concerning exchange rates between Renminbi and US dollar based on the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate (1) (RMB per US$1.00)
Period	High	Low
October 2017	6.6533	6.5712
November 2017	6.6385	6.5967
December 2017	6.6210	6.5063
January 2018	6.5263	6.2841
February 2018	6.3471	6.2649
March 2018	6.3565	6.2685

	Noon Buying Rate (1) (RMB per US$1.00)
Period	Period End	Average (2)	High	Low
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
2017	6.5063	6.7569	6.9575	6.4773
2018 (through February 28, 2018)	6.3280	6.3734	6.5263	6.2649

(1)

The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the rate quoted by the PBOC. As a result, since April 1994, the noon buying rate and the PBOC rate have been substantially similar. The PBOC rate at the end of December 29, 2017 was RMB 6.5342 compared with RMB 6.5063 for the noon buying rate at the end of December 29, 2017.

(2)	Determined by averaging the rates on each business day of each month during the relevant period.

Risk Factors

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of February 28, 2018, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 16,360,845 or approximately 40.0%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 23.3% of the outstanding shares of our Common Stock and has, since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 16.7% of the outstanding shares of our Common Stock as of February 28, 2018. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

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

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2017. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Common Stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the Common Stock.

Risks relating to our company and our business

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.

Our operations and performance depend significantly on worldwide economic conditions. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand. According to the World Bank’s Global Economic Prospects issued in January 2018, global growth in 2017 increased to 3.0% from 2.4% in 2016, due to a broad-based upturn in more than half of the world’s economies.

The world economy is expected to grow moderately by 3.1% in 2018 compared with 3.0% in 2017. However, the World Bank has stated that growth may be uneven between advanced economies and emerging market and developing economies. Growth in advanced economies is projected to slow due to diminishing labor market slack and the gradual unwinding of monetary policy accommodation. The outlook for emerging market and developing economies is expected to be positive in the near-term, while underlying potential growth is likely to decline over the long-term because of slow capital accumulation and productivity growth and less favorable demographic trends. In addition, downside risks such as disorderly financial market movements, adverse effects of rising borrowing costs, escalating trade protectionism and geopolitical risks continue to exist.

Pursuant to a referendum in the United Kingdom on June 23, 2016, the country voted to terminate its membership in the European Union (the “EU”) and leave the EU. On March 29, 2017, the United Kingdom’s prime minister triggered Article 50 of the EU treaty of Lisbon, as a result of which the United Kingdom will officially leave the EU no later than April 2019. There is uncertainty surrounding the future of the United Kingdom and its relationship with the EU, including the terms of an agreement between the United Kingdom and the EU, if any, governing the terms of the United Kingdom’s withdrawal. The United Kingdom’s withdrawal from the EU may have an unfavorable impact on the economies of the Euro Area and beyond, particularly if other EU member states also decide to withdraw from the EU. According to its Winter European Economic Forecast issued on February 13, 2018, the European Commission anticipates economic recovery in the Eurozone will continue with growth in 2018 forecasted at 4.1% in both 2018 and 2019, up from 3.8% in 2017. However, heightened uncertainty arising from the United Kingdom’s commencement of formal negotiations to withdraw from the EU and the key policies to be implemented by U.S. President Donald J. Trump’s administration in the United States cast uncertainty on the European Commission’s forecast. The current political climate has introduced greater uncertainty with respect to trade policies, tariffs and government regulations affecting trade between the U.S. and China. In March 2018, the Trump administration announced import tariffs on steel and aluminum, including imports from China where our operations are primarily located. The effect of this policy, and the possibility and extent of any international trade conflicts, particularly trade conflicts between the U.S. and China, and such conflict’s impact, if any, on our business or results of operations is uncertain. In addition, the performance of the Chinese economy affects, to a significant degree, our financial condition, results of operations, business and prospects. For example, the various measures taken by the Chinese government from time to time to regulate economic growth and control inflation have in prior periods, significantly weakened demand for trucks in China, and may have a similar effect in the future. Uncertainty and adverse changes in the Chinese economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.

According to the National Bureau of Statistics, China’s economy grew by 6.9% in 2017. Although the growth slowdown in China continues to be gradual in response to the Chinese government’s planned reform of the economy, there are downside risks to growth. The main short-term risk is the unwinding of high leverage in sectors with excess capacity, namely the manufacturing, industrial and real estate sectors. This may result in a sharper-than-expected slowdown in investment and hence in aggregate demand. There have been increasing concerns over China’s current debt levels which continue to trend upwards despite decelerating credit growth which has resulted in fears over possible defaults by local banks, corporate entities including state-owned enterprises and local provincial governments. On March 5, 2016, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China for the next five years from 2016 to 2020 to a range of 6.5% to 7.0% conceding that there were many challenges ahead including growing downward pressures on China’s economy. The 13th Five Year Plan covering the years 2016 to 2020 was also formerly approved at the annual legislative session. The 13th Five Year Plan is predicated on an average annual growth of 6.5% which is required in order to achieve the government’s goal of doubling per capita income by 2020 over 2010. On March 5, 2017, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China in 2017 to 6.5% citing increased uncertainties, challenges and instabilities both in and outside of China. On March 5, 2018, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced that the growth target for China in 2018 would remain unchanged at 6.5%. The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may be adversely affected by changes in Chinese government policies.

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

Our business is dependent on the state of the commercial vehicle market in China. According to CAAM, the sales of commercial vehicles have experienced fluctuations over the years primarily as a result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In 2015, sales of commercial vehicles declined (excluding gasoline- powered and electric powered-vehicles) by 14.4% compared to 2014 to 2.5 million units. In 2016, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 2.7 million units, an increase of 8.3% compared with 2015, primarily due to an increase of 11.6% in the truck market as stricter enforcement of anti-overloading regulations resulted in higher sales, which was partially offset by a 9.9% decline in sales in the bus segment compared with 2015. In 2017, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 3.1 million units, an increase of 16.9% compared with 2016, primarily due to an increase of 19.5% in the truck market as stricter enforcement of anti-overloading regulations and increasing demand in logistics services resulted in higher sales. The bus market remained weak experiencing a 0.7% decline in overall sales with heavy-duty bus sales up 0.1% compared with 2016. The Chinese government introduced generous incentives to encourage purchases of electric-powered vehicles to curb air pollution in the major cities, resulting in increased sales of electric-powered commercial vehicle, particularly in the light-duty engine vehicles segment. As a result of these initiatives, bus engine sales volume in China and our share of the bus market have gradually decreased. For more details, see “— Increasing demand for electric vehicles may lead to decreases in demand for our engines affecting our market share and profitability” and “Item 5. Operating and Financial Review and Prospects — Overview.”

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. On August 11, 2013, the Chinese government released a guideline titled “Opinions of the State Council on Accelerating the Development of Energy-Saving and Environmental Protection Industries.” According to the guideline, the government planned to upgrade the environmental sector to a key industry by 2015 and fund through investments, tax breaks and direct subsidies, environmental protection industries across a range of technologies addressing air, water and soil pollution including energy saving products, electrical vehicles and pollution monitoring. On April 24, 2014, proposed amendments to the 1989 Environmental Protection Law were passed by China’s Standing Committee of the National People’s Congress. The new amendments which came into effect on January 1, 2015 provide for increased fines against polluting companies, detention of negligent executives, protection for whistleblowers and penalties for officials who fail to enforce laws. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014 -2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020. Premier Li Keqiang in his 2017 annual policy report acknowledged the continued concerns over environmental pollution and stated that the Chinese government would increase the pace of progress to improve the environment, especially air quality. The measures to be adopted include tackling the sources of pollution in key industries, strengthening control over exhaust emitted by motor vehicles through the prohibition of use of higher emission vehicles, improving the quality of fuel and promoting the use of clean energy vehicles and the strict enforcement of environment laws and regulations. China’s 13th Five Year Plan covering the years 2016 to 2020, which was formerly adopted at the National People’s Congress in Beijing in March 2016 seeks to reduce energy consumption by 15% and carbon emissions by 18% by 2020. In addition, green and low-carbon industry systems will be set up, the use of new energy vehicles will be promoted and the industrialization level of electric cars improved. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws. The reforms which will be phased in on a pilot basis in 17 provinces and autonomous regions, will be completed nationwide in 2018. As part of the reforms, in 2016, the State Council dispatched central environmental inspection teams made up of ministerial level officials to 15 provincial areas, including Beijing, Shanghai and Guangzhou, to monitor local conditions and encourage provincial governments to fulfill their environmental protection responsibilities, resulting in disciplinary actions against a number of government officials and the imposition of fines for environmental violations. Such central environmental inspections are intended to cover all provinces, autonomous regions and municipalities by the end of 2017. In addition, in February 2017, China’s Environment Minister announced a month-long special inspection on air quality across Beijing and Tianjin municipalities and Hebei, Shanxi, Shandong and Henan provinces to check on the implementation of pollution control measures by both local governments and companies. On April 10, 2017, the Ministry of Environmental Protection issued its 13th Five-Year Plan for National Environmental Protection Standards. The Plan calls for the amendment of existing environmental protection standards and the implementation of new environmental protection standards, including in relation to air quality and pollution emission control, environment detection and basic environment standards and environmental management standards.

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

Recently enacted tariffs on certain imports into the United States and China, and other potential changes to tariff and import/export regulations may have a negative effect on global economic conditions and our business, financial results and financial condition.

On March 8, 2018, the Trump administration implemented new tariffs on imports of steel and aluminum into the United States, although Canada and Mexico are temporarily exempt pending the outcome of certain trade negotiations and there is flexibility for other countries to be exempted at a later date. These tariffs went into effect on March 25, 2018. Further, there has been ongoing discussions and activities regarding changes to other U.S. trade policies and treaties, including threats by the United States to withdraw from certain treaties and other countries signing new trade agreements without U.S. participation. On April 4, 2018, the Chinese government announced a proposal to impose tariffs on over 100 types of imports from the United States to China. In addition, a number of other countries are threatening to impose tariffs on U.S. imports. These developments may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the China and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our business, financial condition and results of operations.

These tariffs have just recently been announced and are subject to a number of uncertainties as they are implemented, including future adjustments and changes in the countries excluded from such tariffs. The ultimate reaction of other countries, and the impact of these tariffs on the United States, China, the global economy and our business, financial condition and results of operations, cannot be predicted at this time, nor can we predict the impact of any other developments with respect to global trade.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ending December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2012 to 2017. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012 to 2017.

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

Our sales are concentrated among the Dongfeng Group, which includes Dongfeng Automobile Co., Ltd., one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd. In 2017, sales to the Dongfeng Group accounted for 29.8% of our total revenue, of which sales to our two largest customers, Dongfeng Liuzhou Motor Co., Ltd and Dong Feng Special Vehicle Chassis National Agent (a Dong Feng Commercial Vehicle Co., Ltd. company), accounted for 10.7% and 4.3%, respectively. In 2017, our sales to our top five customers including the Dongfeng Group accounted for 40.1% of our total revenue. Although we consider our relationship with the Dongfeng Group and the other top four customers to be good, the loss of one or more of the companies within the Dongfeng Group as a customer or any one of our other top four customers whether singly or combined together would have a material adverse effect on our financial condition, results of operations, business or prospects.

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

In addition, we believe there has been excess capacity in the diesel engine industry in the past from time to time due to fluctuations in market demand. For example, market demand has fluctuated between 2010 and 2017 as a result of, among other things, stimulus measures announced by the Chinese government to counter the effects of the 2008 global financial crisis, investment in capacity expansion by our competitors, the phasing out of Chinese government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities, pre-buying of commercial vehicles prior to the implementation of new emission standards in China and incentives to encourage purchases of electric-powered vehicles. For more details, see “Item 5. Operating and Financial Review and Prospects — Overview.”

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

China vehicle industry is experiencing changes under the Chinese government’s latest initiatives to develop energy saving and new energy vehicles. It may lead to decrease in demand for our engines affecting our market share and profitability.

In 2015, China government issued the first ten-year action plan for China to become a leading manufacturing nation, namely Made In China 2025 (“MIC 2025”), putting forward “energy saving and new energy vehicles” as one of the key development area in vehicle industry. New energy vehicles are defined as vehicles powered by alternative sources of energy instead of fossil fuel-powered engines, such as the diesel and natural gas engines that we produce. New energy vehicles include hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles.

The Chinese government has introduced generous incentives to encourage purchases of electric-powered vehicles to curb air pollution in major Chinese cities. As a result of these initiatives, bus engine sales volume in China and our share of the bus market have gradually decreased. According to CAAM, the sales of electric-powered commercial vehicle increased by approximately 60.2% in 2016 to 139,060 units compared to 86,813 units in 2015 and it further increased by approximately 26.8% to 176,331 units in 2017. There was a corresponding decrease in sales of other fuel-powered vehicles which has affected our sales of diesel engines.

At the legislative session of the National People’s Congress in March 2017, the Chinese government reiterated its push for greater use of new-energy vehicles and encouraged more innovation to accelerate the sector’s development. According to the recent Chinese government’s Work Report announced at the legislative session of the National People’s Congress in March 2018, China will grant a three-year extension of the preferential policy for new energy vehicles and continue to explore the field of new energy vehicles. Since December 2016, China has gradually reduced subsidies for new-energy vehicles and expects to phase out all financial assistance by 2020. The entry of electric-powered vehicles into the commercial vehicle market in China is a relatively new development and is marked by new and changing technologies and evolving government regulation, industry standards and customer preferences, taking into account a variety of factors, for such vehicles compared with fossil fuel-powered vehicles. As such, it is difficult at this early stage of the market’s development in China, to predict the growth and demand prospects for such vehicles.

If the market for electric-powered vehicles continues to develop or develops more quickly than we expect, the additional competition resulted from the growing new energy vehicles development could reduce demand for our engines, which could adversely affect our business, financial condition, results of operations and prospects.

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

We have entered into several joint ventures in order to expand our product portfolio. There can be no assurance that our joint ventures will be successful or profitable. We have recognized impairment losses in the past related to our investments in the joint ventures and may do so again in the future. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment and shareholding changes. We have entered into the following joint ventures:

•

In August 2009, Yuchai reached an agreement with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a joint venture of China International Marine Containers Group Ltd, Chery Automobile Co., Ltd. and Shenzhen City Jiusi Investment Management Co., Ltd. to establish Y & C Engine Co., Ltd. (“Y&C”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of Y&C is the production of YC6K diesel engines. Production commenced in December 2010. Engine production reached 20,000 units for the first time in 2017, due to strong demand of heavy-duty trucks in China.

•

On February 19, 2016, we announced that Yuchai had entered into an agreement with MTU Friedrichshafen GmbH (“MTU”). a subsidiary of Rolls-Royce Power Systems, to set up a 50-50 joint venture, for the production, under license from MTU, of MTU diesel engines in China. The joint venture entity, MTU Yuchai Power Company Limited, was incorporated on January 18, 2017 and is based at Yuchai’s primary manufacturing facilities in Yulin. The joint venture will produce MTU Series 4000 diesel engines compliant with Tier-3 emission standards and power outputs ranging from 1,400 to 3,490 kW, primarily for the Chinese off-highway market, in particular for power generation and oil and gas applications. On April 9, 2018, the Joint Venture announced the launch of its first MTU Series 4000 engine produced in China.

In April 2007, Yuchai entered into an Equity Joint Venture Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited to form two joint venture companies for the development, production and sale of the 4Y20 diesel engine and parts for passenger vehicles. In May 2012, Yuchai exited one joint venture in Zhejiang Province and increased its stake in the second joint venture in Jining, Shandong Province (“Jining Yuchai”) through a share swap agreement that gave Yuchai a 70% shareholding in Jining Yuchai, with Geely maintaining its 30% shareholding. In September 2014, Yuchai divested its entire 70% shareholding in Jining Yuchai but continued to consolidate the financial results of Jining Yuchai as a result of various contractual arrangements that allowed Yuchai to exercise effective control over Jining Yuchai. In November 2017, Yuchai acquired the entire equity interest in Jining Yuchai from an independent third party pursuant to the irrevocable option to acquire the shares in Jining Yuchai granted to Yuchai. Accordingly, Yuchai continues to consolidate the financial results of Jining Yuchai. See Note 3.1 to the accompanying consolidated financial statements in Item 18. The technology for the 4Y20 diesel engine is entirely owned by Jining Yuchai. In 2014, we recorded an impairment loss of RMB 60 million on the technology development costs relating to the 4Y20 engine platform for the year ended December 31, 2014. In 2015, we recorded a further impairment loss of RMB 26.7 million. No impairment was recorded in 2016 but in 2017, we recorded an impairment loss of RMB 40 million, and as of December 31, 2017, the accumulated impairment loss recorded on intellectual property relating to the 4Y20 technology was RMB 126.7 million. See “Item 5. Impairment of long-lived assets, including goodwill and intangible assets.”

We have developed natural gas engines to expand our product portfolio. There can be no assurance, however, that these activities will be profitable. Since 2013, Yuchai has produced a full portfolio of natural gas engines to complement its existing suite of diesel engines at its main manufacturing facility at Yulin City, Guangxi Zhuang Autonomous Region. The portfolio comprises natural gas engines for both on-road and off-road applications, all of which are compliant with China’s National V emission standards. For example, in January 2016, we announced the launch of an upgraded natural gas engine model compliant with National VI emission standards for on-road applications. In 2018, Yuchai launched four models of gas engines, YCS04N, YCK13N, YCK15N and

YCA07N, compliant with National VI and Tier 4 emission standards for both on-road and off-road applications. The main applications of Yuchai’s natural gas engines are in the bus, truck and power generator sectors. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Other products and services” for more information on Yuchai’s natural gas engines.

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

The technological requirements to comply with National VI standards will require engine manufacturers to deploy significant resources on improving major engine components, systems and after treatment systems, in a relatively short period of time, which could lead to increased costs. Engine suppliers in the industry may face difficulty in implementing the emission upgrades in compliance with National VI emission standards for on-road vehicles.

There can be no assurance, however, that a sustainable market for natural gas vehicles will develop in China or in other countries around the world or that our initiative to increase our market share in the natural gas engine market will be successful or profitable. For example, in 2016, our sales of natural gas engines continued to decline primarily due to increased demand for electric-powered vehicles and a reduction in oil prices. In 2017, the demand for gas engine trucks has seen a recovery due to certain provinces in northern China implementing new policies restricting the running of diesel trucks.

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

In 2015, Yuchai recorded engine sales of 364,567 units. In 2016, engine sales decreased to 320,424 units, a 12.1% decrease compared with 2015. In 2017, engine sales increased to 367,097 units, a 14.6% increase compared with 2016. We cannot assure you that we will be able to maintain or increase engine sales in the future. For example, we may not be able to maintain or increase our engine sales or revenue commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.” In addition, we cannot assure you that we will be able to properly manage any future growth, including:

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

We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including our results of operations, financial condition and cash flow, economic, political and other conditions in China, the Chinese government’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. For example, China continued to experience a shortage of liquidity in its banking system in 2014 and 2015 causing the Chinese government to reduce its one year lending rate six times from 5.6% on November 21, 2014 to 4.35% on October 23, 2015. In addition, in 2015, the People’s Bank of China (the “PBOC”) continued to lower the reserve requirements to be held by banks in an effort to inject liquidity into the economy in response to deflationary and increasing slowdown pressures. In February 2016, the PBOC announced the lowering of bank reserve requirements from 17.5% to 17% to support the economy at a time of elevated uncertainty in the midst of a persistently sluggish economy. In September 2017, the PBOC further lowered the bank reserve requirements by 0.5% to 1.5% for banks that meet certain lending criteria. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may adversely affect our business, financial condition, results of operations and prospects.

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

In 2015, there were significant reductions in interest rates for bank loans in China. For example, the interest rate varied between 5.6% and 4.35% in 2015 which affected our cost of funding and bill discounting, and our results of operations. In addition, following a period of unusually low interest rates, the U.S. Federal Reserve raised its benchmark interest rate in 2016 and 2017 and may further increase interest rates in the future. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects.

Our financial condition, results of operations, business or prospects could also be adversely affected by a devaluation of the Renminbi. The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollar, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies, such that the Renminbi was no longer pegged to the US dollar. On August 10, 2015, the PBOC introduced a change in the calculation of the Renminbi reference rate cutting its daily reference rate by 1.9 percent, in order to foster greater exchange rate flexibility. On December 1, 2015, the International Monetary Fund (the “IMF”) announced the inclusion of the Renminbi in the basket of currencies which make up the IMF’s Special Drawing Right (“SDR”). This was the first time in over 15 years that the list of currencies comprising the SDR has been altered recognizing China’s gradual integration into the world economy. On October 1, 2016, the Renminbi was officially included into the IMF’s SDR alongside the US dollar, the Japanese yen, Euro and the British pound. From December 31, 2013 to December 31, 2017, the Renminbi depreciated about 7.5% against the US dollar. From December 31, 2013 to December 31, 2017, the Singapore dollar depreciated about 5.9% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollar and other currencies could have an adverse effect on our business, financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. The global economic crisis resulted in a slowing of the rate of inflation in January 2009 and thereafter into negative territory until November and December 2009 according to the National Bureau of Statistics. According to the National Bureau of Statistics, the annual inflation rate for 2015, 2016 and 2017 was 1.4%, 2.0% and 1.6%, respectively, below the 3.0% target set by the Chinese government. On March 5, 2018, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced that the annual inflation rate target would be maintained at around 3.0% in 2018, the same inflation target as in 2016 and 2017. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations. Recently, concerns have arisen over deflationary pressures in China as a result of weak domestic demand. A prolonged period of deflation may result in falling profits, closure of businesses, shrinking employment and incomes and increasing defaults on loans by companies and individuals, any of which could adversely affect our business, financial condition or results of operations.

We may be adversely affected by environmental regulations

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

We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and strict enforcement of the standards was implemented nationwide on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2016, the Ministry of Industry and Information Technology and the Ministry of Environmental Protection announced that all light petrol vehicles, light diesel buses and heavy diesel vehicles used for the purposes of public transportation, environmental sanitation and postal services must comply with National V emission standards from January 1, 2017. All other heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with the National V emission standards from July 1, 2017 and January 1, 2018, respectively. In December 2016, the Ministry of Environmental Protection announced the Limits and Measurement Methods for Emissions from Light-Duty Vehicles (CHINA 6) that all light-duty gasoline and diesel-powered vehicles must comply with National VIa emission standards from July 1, 2020 and National VIb emission standard from July 1, 2023, subject to changes in the official implementation schedule. Yuchai produces diesel engines compliant with National IV and National V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards and develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In October 2010 and October 2014, China officially implemented the Tier-2 and Tier-3 emission standards nationwide, respectively. Strict enforcement of the Tier-3 emission standards was implemented nationwide on December 1, 2016. The Tier-4 emission standards were implemented in Beijing and Shenzhen on January 1, 2015 and October, 2015, respectively. Yuchai is able to produce diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai has reduced production volumes of such engines but continues to produce such engines solely for export from China. While Yuchai produces diesel engines compliant with the current emission standards in both the off- and on-road markets, Yuchai may be required to increase its research and development expenses in order to meet increasingly stringent emission standards, and there can be no assurance that Yuchai will be able to comply with applicable emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

Our insurance coverage may not be adequate to cover risks related to our production and other operations.

The amount of our insurance coverage for our buildings and equipment is at cost which could be less than replacement value. The amount of our insurance coverage for our inventory is at book value which could be less than replacement value. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure high risk assets, such as property and equipment and inventory. The amount of our insurance coverage of our facilities and inventory is in line with Chinese market practice but may expose us to risks in the event of a major accident where our insurance recovery may be inadequate. We do not currently carry third party liability insurance to cover claims in respect of bodily injury, property or environmental damage arising from accidents on our property or relating to our operations. We do not carry business interruption insurance as such coverage is not customary in China. From time to time, we will review the adequacy of our insurance coverage. Nevertheless, losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks.

We are dependent on information technology systems and infrastructure. We cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or third-party systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our systems or the systems and networks of third parties that access and store sensitive information about us or our customers or suppliers. Cyber threats, such as phishing and trojans, could intrude into our or a third party’s network to steal data or to seek sensitive information about us or our customers or suppliers. Any intrusion into our or such third party’s network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security.

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

On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress, the new Chinese government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fueled growth. On March 5, 2016, at the National People’s Congress in Beijing, the growth target for China for the next five years from 2016 to 2020 was lowered to a range of between 6.5% to 7.0%. On March 5, 2018, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report maintained the growth target for China in 2018 at around 6.5%, the same growth target as 2017, despite higher growth in 2017.

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

According to the World Bank’s Global Economic Prospects issued in January 2018, global growth in 2017 increased to 3.0% from 2.4% in 2016, due to a broad-based upturn in more than half of the world’s economies. According to the World Bank’s Global Economic Prospects issued in January 2018, growth in China was estimated to have reached 6.8% in 2017 and is expected to decelerate to 6.4% in 2018 and to an average of 6.3% in 2019 and 2020 reflecting financial sector vulnerabilities, the possibility of increased protectionist policies in advanced economies and rising geopolitical tensions. Reported by the National Bureau of Statistics, China’s economy expanded 6.7% in 2016, the slowest rate since 1990. On January 18, 2018, the National Bureau of Statistics reported that, China’s GDP growth was 6.9% in 2017, the fastest since 2015 and beating the country’s expectation of around 6.5%. Although the growth in China continues to be gradual, downside risks to growth exists. For more information on the Chinese economy, see “Item 3. Key Information — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.”

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

Yuchai, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account and foreign debt account continue to be subject to limitations and require registrations with and reviews from the designated foreign exchange banks and SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. The General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. On March 30, 2015, SAFE issued a notice to take effect from June 1, 2015 loosening the explicit prohibition against the use of Renminbi converted from capital contribution in foreign currency for domestic equity investment as set out in its circulars of August 2008 and July 2011. On June 9,

2016, SAFE issued a notice which became effective on the same day, further allowing the use of Renminbi converted from capital contribution in foreign currency to be used for providing loans to affiliated enterprises of foreign invested enterprises. We can give no assurance as to the effect of changes in Renminbi and foreign currency regulations on our business, financial condition and results of operations.

Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations.

We face risks related to health epidemics or outbreaks of communicable diseases. For example, in 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome (“SARS”), which severely restricted the level of economic activity in affected areas and had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. In 2009, an outbreak of H1N1 flu first occurred in Mexico and quickly spread to other countries, including China. In addition, an infectious strain of influenza known as the H5N1 Avian flu has been reported from time to time in China, Hong Kong, Vietnam, and other parts of Asia. More recently, a new strain of Avian flu (H7N9) was reported in China and a new virus known as the novel coronavirus, NCoV, was reported in the Middle East and other parts of the world. Beginning in 2014, the largest Ebola virus outbreak in history affected numerous countries in West Africa and led to various reported cases of Ebola around the world. Beginning in April 2015, outbreaks of Zika fever caused by the Zika virus were recorded in countries in South and Central America, Mexico and the Caribbean. On February 1, 2016, the World Health Organization (“WHO”) declared the virus and its suspected link to birth defects to be an international public health emergency. According to the March 2017 situation report of the WHO, no new countries had reported vector-borne Zika virus infections for the first time since February 1, 2017. Although a decline in cases of Zika infection has been reported in some countries, or in parts of some countries, a high level of continuing vigilance is required.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States, is registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”). As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with relevant U.S. laws and professional standards. Our auditor engages its China-based affiliate to audit our China entities and China is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the China Ministry of Finance (the “China MoF”) to establish a cooperative framework for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the China MoF in the United States and China. However, as of February 28, 2018, the parties had not reached a definitive agreement to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. stock exchanges. During its Standing Advisory Group meeting on November 12th and 13th, 2015, the PCAOB affirmed its commitment to reaching an agreement with the CSRC and the China MoF to conduct inspections in China although the process has proven more difficult than originally anticipated.

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

In a settlement reached with the SEC on February 6, 2015, four of the Chinese Firms, including the Chinese affiliate of our independent registered public accounting firm (“Settling Firms”) agreed to pay a fine to the SEC and admit that they did not produce documents to the SEC as requested. The Settling Firms subsequently provided the requested documents to the SEC through assistance rendered by the China Securities Regulatory Commission and agreed to abide by certain procedures set forth in the settlement order with respect to future requests for documents by the SEC over the next four years. If the Settling Firms abide by the procedures set forth in the settlement order, the administrative action will be dismissed after the four-year period. The SEC also withdrew ALJ’s six-month suspension order.

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

Risks relating to our investment in HLGE

The HLGE group operates Copthorne Hotel Cameron Highlands (“CHCH”), a hotel in Cameron Highlands, Malaysia. As of February 28, 2018, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.

The HLGE group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.

The HLGE group’s financial performance is dependent on the performance of the hotel it operates. The HLGE group’s hotel ownership and management business are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:

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

•	losses arising out of damage to CHCH, where such losses may not be covered by the insurance policies maintained by the HLGE group;

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

The above factors may materially affect the performance of CHCH and the profitability and financial condition of the HLGE group. There can be no assurance that we will not suffer any losses arising from our investment in HLGE.

The hospitality business is a regulated business.

The operation of hotels in Malaysia is subject to various laws and regulations. The withdrawal, suspension or non-renewal of any of the hotels’ licenses, or the imposition of any penalties, as a result of any infringement or non-compliance with any requirement, will have an adverse impact on the business and results of operations of CHCH. Further, any changes in such laws and regulations may also have an impact on the businesses at the hotels and result in higher costs of compliance. In addition, any failure to comply with these laws and regulations could result in the imposition of fines or other penalties by the relevant authorities. This could have an adverse impact on the revenues and profits of HLGE group or otherwise adversely affect the operations of CHCH.

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

To our knowledge, since January 2017, there have not been any public takeover offers by third parties in respect of shares of our Common Stock, nor have we made any public takeover offers in respect of the shares of other companies.

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the capital of TCL through our wholly-owned subsidiary, Venture Delta. Our shareholding in TCL has since changed through various transactions, and as of December 31, 2012, we had a 12.2% interest in the outstanding ordinary shares of TCL, which has further reduced to 7.7% as of December 31, 2013 and has since remained unchanged as of February 28, 2018.

•

In February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis Limited (“Venture Lewis”). Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which has remained unchanged as of February 28, 2018.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

As of February 28, 2018, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in Malaysia.

•

As of February 28, 2018, through our wholly-owned subsidiary, Venture Delta, we had a 7.7% equity interest in TCL. The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

For more details on our investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

Yuchai

Yuchai engages in the manufacture, assembly and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, and marine and agriculture applications in China. Yuchai also produces engines for diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto original equipment manufacturers (“OEMs”) and retailers and provides maintenance and retrofitting services throughout China.

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

Business Overview

Emission Standards

The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and strict enforcement of the standards nationwide commenced on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2016, the Ministry of Industry and Information Technology and the Ministry of Environmental Protection announced that all light petrol vehicles, light diesel buses, and heavy diesel vehicles used for the purposes of public transportation, environmental sanitation and postal services must comply with National V emission standards from January 1, 2017. All other heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with the National V emission standards from July 1, 2017 and January 1, 2018, respectively. In December 2016, the Ministry of Environmental Protection announced the Limits and Measurement Methods for Emissions from Light-Duty Vehicles (CHINA 6) that all light-duty gasoline- and diesel-powered vehicles must comply with National VIa emission standards with effect from July 1, 2020 and all diesel-powered vehicles must comply with National VIb emission standard from July 1, 2023, subject to changes in the official implementation schedule.

Yuchai produces diesel engines compliant with National IV and V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In October 2010 and October 2014, China officially implemented the Tier-2 and Tier-3 emission standards nationwide, respectively. Strict enforcement of the Tier-3 emission standards was implemented nationwide on December 1, 2016. The Tier-4 emission standards were implemented in Beijing and Shenzhen on January 1, 2015 and October 1, 2015, respectively. Yuchai is able to produce diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai has reduced production of such engines but continues to produce such engines solely for export from China.

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

New Products

In 2018, we announced the launch of 14 new engine models compliant with National VI and Tier-4 emission standards for both on-road and off-road applications, which are YCY20, YCY24, YCY30, YCS04, YCS04N, YCS06, YCK05, YCK08, YCK09, YCK11, YCK13, YCK13N, YCK15N AND YCA07N. All these products are under development and are subject to performance testing and trail run at OEM vehicles and machineries, and are expected to be available for commercial delivery early 2019.

(a)

The YCY20 engine compliant with National VI emission standards is for use in passenger vehicle, light-duty buses and pick-up trucks. It has a displacement volume of 2.17 liter and a maximum power output of 150 Ps with a maximum torque of 350 N-m.

(b)

The YCY24 engine compliant with National VI emission standards is for use in passenger vehicle light-duty buses and pick-up trucks. It has a displacement volume of 2.36 liter and a maximum power output of 150 Ps with a maximum torque of 380 N-m.

(c)

The YCY30 engine compliant with National VI emission standards is for use in light-duty buses and trucks. It has a displacement volume of 2.97 liter and a power range of 150-180 Ps with a maximum torque of 460 N-m.

(d)

The YCS04 engine compliant with National VI emission standards is for use in light to medium-duty buses and trucks. It has a displacement volume of 4.16 liter and a maximum power output of 180 Ps with a maximum torque of 650 N-m.

(e)

The YCS04N natural gas engine compliant with National VI emission standards is for use in light to medium-duty buses and trucks. It has a displacement volume of 4.16 liter and a maximum power output of 118 Ps with a maximum torque of 600 N-m.

(f)

The YCS06 engine compliant with National VI emission standards is for use in medium-duty trucks, coaches and buses. It has a displacement volume of 6.23 liter and a maximum power output of 260 Ps with a maximum torque of 1000 N-m.

(g)

The YCK05 engine compliant with National VI emission standards is for use in medium-duty trucks, coaches and buses. It has a displacement volume of 5.1 liter and a maximum power output of 230 Ps with a maximum torque of 870 N-m.

(h)

The YCK08 engine compliant with National VI emission standards is for use in medium-duty and special purpose trucks, highway coaches and buses. It has a displacement volume of 7.7 liter and a maximum power output of 350 Ps with a maximum torque of 1400 N-m.

(i)

The YCK09 engine compliant with National VI emission standards is for use in medium to heavy-duty trucks, highway coaches and buses. It has a displacement volume of 9.41 liter and a maximum power output of 380 Ps with a maximum torque of 1800 N-m.

(j)

The YCK11 engine compliant with National VI emission standards is for use in heavy-duty trucks and trailers, highway coach and buses over 10m. It has a displacement volume of 10.84 liter and a maximum power output of 460 Ps with a maximum torque of 2200 N-m.

(k)

The YCK13 engine compliant with National VI emission standards is for use in heavy-duty trucks and trailer, and highway coaches. It has a displacement volume of 12.94 liter and a maximum power output of 560 Ps with a maximum torque of 2500 N-m.

(l)

The YCK13N natural gas engine compliant with National VI emission standards is for use in heavy-duty trucks and highway coaches. It has a displacement volume of 12.94 liter and a maximum power output of 324 Ps with a maximum torque of 2100 N-m.

(m)

The YCK15N natural gas engine compliant with National VI emission standards is for use in heavy-duty trucks and highway coaches. It has a displacement volume of 15.26 liter and a maximum power output of 390 Ps with a maximum torque of 2500 N-m.

(n)

The YCA07N natural gas engine compliant with National VI emission standards is for use in medium-duty industrial machinery drive. It has a displacement volume of 6.87 liter and a maximum power output of 191 Ps with a maximum torque of 1000 N-m.

In 2017, Yuchai launched an 8 cylinders YC8CL engine mainly for use by river and coastal general cargo vessels (see “Item 4. Information of the Company — Business Overview — Products and Product Development-Yuchai — Existing Diesel Engine Products — High Horsepower Marine Diesel Engines and Power Generator Engines.”).

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

Existing Diesel Engine Products

Our existing diesel engine products include light-duty, medium-duty and heavy-duty engines. The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4D, YC4E, YC4FA, YC4FQ, YC4DN, YC4S, YC6A, YC6J, YC6JN, YC6K, YC6K13, YC6KN, YC6L, YC6MK, YC6MKN, YC6LN.
Bus	YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YC6LN, YC6K, YC6KN, YG6A, YC4G, YC4GN, YC4E, YC4EG, YC4D, YC4DN, YC4FA, YC4FQ, YC4S
Construction	YC4A, YC4D, YC4DN, YC4F, YC4G, YC4GN, YC6B, YC6J, YC6JN, YC6G, YC6L, YC6LN, YC6A
Agriculture	YC4A, YC4FA, YC6A, YC6B, YC4D, YC6J, YC6L
Marine	YC4D, YC4F, YC4FA, YC6A/6B, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC8CL, YC12VC, YC6MK
Generator-Drive	YC4R, YC4FA, YC4F, YC4D, YC6A, YC6G, YC6L, YC6LN, YC6MK, YC6MJ, YC6T, YC6C, YC6CL, YC12VC, YC16VC, YC6MKN, YC6K, YC6KN
Other	YC4W, YC4Y, YC4FB

(a)	Light-Duty Diesel Engines

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

•

YC12VT is derived from the YC6T engines where the V-engine enables the engine to have a compact configuration. The engine is 12 cylinders, 33 liter rated at 538 to 645 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VT is expected to be launched in 2018.

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

•

YC8CL is an extended version of YC6CL engine, with 8-cylinder in line configuration. YC8CL is an 8 cylinders, 72.8 liter engine rated at 692-1176kW at 750-1000 rpm. The main application is marine propulsion for river trade and costal general cargo vessels. The YC8CL was officially launched in mid-2017.

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

YC4FB is a 4-cylinder 2.488 liter, rated at 90 to 130 PS engine which was developed for light duty vehicle such as light duty bus and pick-up truck applications. The engine was designed to comply with National IV and National V emissions standards with electronic controlled fuel combustion system.

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

Yuchai provides remanufacturing services for and relating to Yuchai’s diesel engines and components through its wholly-owned subsidiary, Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“YRC”). YRC’s factory is located in the Suzhou Industrial Park in Suzhou, Jiangsu Province.

New Energy Products

Yuchai has commenced the development program for new energy products, which included the new generation hybrid engine and electric vehicle components. Since 2010, Yuchai has offered in-house developed hybrid engines, and the latest model was a gas engine plug-in hybrid for truck application.

Sales

In 2017, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China was approximately 3.1 million units, an increase of 16.9% compared to 2016. Yuchai’s total engine sales in 2017 were 367,097 units, an increase of 14.6% compared with 320,424 units in 2016.

Light-duty engine sales in 2017 was 213,269 units, or 58.1% of total unit sales, which was a decrease of 5.0 percentage points compared to 63.1% in 2016, when light-duty engine sales were 202,168 units. Medium-duty engine sales were 90,445 units, or 24.6% of total unit sales, compared to 2016 where sales were 74,309 units or 23.2% of total unit sales. Heavy-duty engine sales was 62,652 units, or 17.1% of total sales units, compared to 2016 where sales were 43,764 units, or 13.7% of total unit sales.

In 2017, Yuchai sold approximately 26,298 natural gas engine units compared with approximately 17,295 units sold in 2016. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2015, 2016 and 2017:

	2015			2016			2017
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000			RMB’000			RMB’000
Light-duty engines (1)	5,319,675	38.9%	241,277	4,929,472	36.2%	202,168	5,335,694	33.0%	213,269
Medium-duty engines (2)	3,100,551	22.7%	79,519	3,028,997	22.3%	74,309	3,501,418	21.7%	90,445
Heavy-duty engines (2)	2,679,378	19.6%	43,697	2,972,022	21.9%	43,764	4,328,827	26.8%	62,652
Other products and services(3)	2,572,327	18.8%	74	2,667,996	19.6%	183	2,999,306	18.5%	731

	13,671,931	100.0%	364,567	13,598,487	100.0%	320,424	16,165,245	100.0%	367,097

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets and others.

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

As of December 31, 2017, Yuchai’s total technical production capacity was approximately 596,250 units, same as 2016, based on a 2.5 shift five-day week at 80% utilization rate.

In 2017, we sold 367,096 units, of which 365,266 units were produced at Yuchai’s Yulin facility, and the remaining units sold were produced by our joint venture company, third party manufacturers and taken from existing inventory.

The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for the years ended December 31, 2015, 2016 and 2017:

	2015		2016		2017
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	210,290	63.2%	183,590	60.6%	209,832	57.4%
Medium-duty engines (2)	76,926	23.1%	76,686	25.3%	98,248	26.9%
Heavy-duty engines (2)	45,551	13.7%	42,387	14.0%	56,918	15.6%
Power generator sets	40	0.0%	380	0.1%	268	0.1%

	332,807	100.0%	303,043	100.0%	365,266	100.0%

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product.

Engine Block

Yuchai cast and molded more than 410,000 units of engine blocks in 2017 representing a large portion of its engine blocks used in production.

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

Research and Development

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed to continually improve the technology of its products by acquiring advanced technology from Chinese research institutes, foreign engine design consulting firms and foreign diesel engine and engine parts manufacturers. In 2015, 2016 and 2017, Yuchai spent approximately RMB 507.0 million, RMB 588.0 million and RMB 608.2 million (US$96.1 million), respectively, on research and development. In 2015, Yuchai’s research and development efforts were mainly related to the development of new and existing engine products compliant with National V emission standards for the truck and bus segments, and developing engine products compliant with Tier-3 emission standards for off-road applications. R&D expenses were also incurred on further developing high horsepower marine and power generator engines and upgrading of the YC6C engine series for dual fuel operations. In 2016, Yuchai’s research and development efforts were mainly related to the development of new and existing engine products compliant with National V and National VI emission standards for on-road applications, engine products compliant with Tier-4 emission standards for off-road applications and its first plug-in gas hybrid engine compliant with National V emission standards in China for the truck segment. In 2017, Yuchai’s research and development efforts were mainly related to the upgrading of existing on-road and off-road products compliant with National V and Tier 3 emission standards and the development of new engine products compliant with forthcoming National VI and Tier 4 emission standards. In 2017, Yuchai also commenced the development of new energy vehicle power systems, including a third-generation hybrid engine and electric vehicle power systems.

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

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 782 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

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

Yuchai believes that its promotional efforts are unique for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its 2,826 authorized customer service stations in China. The customer service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

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

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. In 2016, sales to the Dongfeng Group accounted for approximately 26.3% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Automobile Co., Ltd., accounted for 13.8%. In 2017, sales to the Dongfeng Group accounted for approximately 29.9% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dong Feng Special Vehicle Chassis National Agent (a Dong Feng Commercial Vehicle Co, Ltd. company), accounted for 15.1%. The Dongfeng Group is also a major competitor of Yuchai. Our sales to our top five customers including sales to the Dongfeng Group accounted for 40.1% of our total revenue in 2017. See “Item 4. Information on the Company — Business Overview — Competition.”

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2016, Yuchai had net trade and bills receivables of RMB 7,055.1 million, representing 53.1% of our consolidated current assets. As of December 31, 2017, Yuchai had net trade and bills receivables of RMB 7,030.2 million (US$1,110.7 million), representing 43.9% of our consolidated current assets.

Export Sales

Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2015			2016			2017
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	RMB ’000			RMB ’000			RMB ’000
Total Domestic Sales	13,605,782	99.5%	363,700	13,458,275	99.0%	317,726	16,098,085	99.6%	366,162
Total Direct Export Sales	66,149	0.5%	867	140,212	1.0%	2,698	67,160	0.4%	935

	13,671,931	100.0%	364,567	13,598,487	100.0%	320,424	16,165,245	100.0%	367,097

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. All of these distributors are separate legal entities in which Yuchai has no equity interest in or control over and Yuchai relies on self-reporting by these distributors in relation to their sales. In 2017, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Cuba, Laos, Russia and India. In 2016, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Myanmar, Philippines, Ghana and Thailand. In 2015, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Myanmar, Cuba, Saudi Arabia and the Philippines.

In February 2014, Yuchai appointed China Automotive Industry Import and Export Co., Ltd., a company based in China, on an exclusive basis for two years to export Yuchai’s products into Cuba. The agreement requires China Automotive Industry Import and Export to use best efforts to export more than 1,500 units (whole engines or parts) per year. The agreement was automatically renewed under its terms on February 15, 2016. From March 1, 2017 to February 28, 2018, 934 engines had been sold pursuant to this agreement.

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

Most of Yuchai’s major China domestic competitors are either state-owned enterprises or entities controlled by state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls one of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2017, sales to the Dongfeng Group accounted for 29.8% of our total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dong Feng Special Vehicle Chassis National Agent (a Dong Feng Commercial Vehicle Co. Ltd. company), accounted for 15.0% in total. Our sales to our top five customers including sales to the Dongfeng Group accounted for 40.1% of our total revenue in 2017. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which have further intensified competition. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The ongoing development of full electric vehicles for both the bus and truck markets in China will continue to present a source of competition for Yuchai’s engines because of the recent replacement of public transit buses, which have been a major bus engine market for Yuchai in the past, with electric vehicle buses in most cities of China.

The HLGE group

As of February 28, 2018, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.52 on February 28, 2018. The core businesses of the HLGE group are that of hospitality operations and property development.

In October 2017, HLGE completed the disposal of its 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. to Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co., Ltd. In November 2017, HLGE completed the disposal of its remaining hotel properties in China through the sale of all its shares in LKN Investment International Pte. Ltd. to an affiliate of Jingrui Holdings Limited. A portion of the proceeds from these disposals were used by the HLGE group to repay its debt obligations to us in the amount of S$68 million under a loan agreement. The original loan amount of S$93 million was granted to HLGE by our wholly-owned subsidiary, Venture Lewis in February 2009 to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and which matured on July 3, 2009. The loan amount was reduced to S$68 million through past repayments by HLGE.

The HLGE group wholly owns a Copthorne hotel in Cameron Highlands (Malaysia). Copthorne Hotel Cameron Highlands comprises 269 guest rooms and suites. It is the only hotel situated at the highest accessible point of Cameron Highlands, Malaysia. Located next to the hotel, is a Tudor-styled resort, where 74 units have been leased by the hotel from the owners of the resort for use by its guests. The resort comprises self-contained low-rise and high-rise apartment suites and each suite is equipped with a living room, a kitchenette and a balcony. To maintain the competitiveness of its hotels, HLGE carries out renovation programs at its hotels from time to time as required.

The HLGE group recorded pre-tax losses for five consecutive fiscal years from 2009 to 2013 and in fiscal year 2015. For fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned CHCH. For fiscal year 2016, the HLGE group recorded pre-tax profit. For fiscal year 2017, the HLGE group recorded a profit mainly due to its disposals of (i) the HLGE group’s 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. to Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co Ltd; and (ii) the HLGE group’s entire interests in LKN Investment International Pte. Ltd. to an affiliate of Jingrui Holdings Limited. Previously, HLGE’s average daily market capitalization has fallen below the minimum threshold of S$40 million resulting in it being placed on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failing to comply with the minimum criteria for continued listing. These factors in the past made it difficult for the HLGE group to obtaining financing from financial institutions. On February 26, 2018, HLGE announced that it would apply to the Singapore Stock Exchange for removal from the Watch-list and would further announce the outcome of such application in due course. On March 16, 2018, HLGE announced the proposed conversion of all of its existing issued and outstanding non-redeemable convertible cumulative preference shares into new ordinary shares of HLGE, subject to approval of the holders of such preference shares at a separate class meeting (which approval was obtained on the same day) and the ordinary shareholders of HLGE at an extraordinary general meeting. On April 4, 2018, the Singapore Stock Exchange determined that HLGE met the Singapore Exchange’s Listing Manual criteria for exit from the Watch-list and removed HLGE from the Watch-list.

The HLGE group may require additional funds for its core businesses and to invest in future growth opportunities. There is no assurance that the HLGE group would be able to generate sufficient internal funds to finance its growth plans or identify and complete any potential merger and acquisition opportunities to grow its earnings base. Accordingly, the HLGE group may, depending on the cash flow requirements and financial condition, need to raise additional funds by issuing equity or a combination of equity and debt or by entering into strategic relationships or through other arrangements. Any additional equity financing by HLGE may dilute our equity interests in HLGE. Any debt financing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters. Failure to obtain sufficient funds to finance its growth plans may adversely affect the HLGE group’s business, financial performance and financial position.

For more information on risks relating to our investment in HLGE, see “Item 3. Key Information — Risk Factors — Risks relating to our investment in HLGE.”

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of February 28, 2018 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

HLA beneficially owns 40.0%+ 1 special share
Hong Leong Asia Ltd. ("HLA")
100%
100%
Hong Leong (China) Limited ("HLC")
Well Summit Investments Limited
100%
HL Technology Systems Pte Ltd ("HLT")
16.7%
23.3%+ 1 special share
Yulin City Government
100%
Guangxi Yuchai Machinery Group Company ("State Holding Company")
100% via written trust
Publicly Held
42.8%
China Yuchai International Limited ("CYI")
17.2%
Coomber Investments Limited ("Coomber")
Goldman Industrial Ltd ("Goldman")
100%
100%
100%
100%
100%
100%
100%
Constellation Star Holdings Limited
Hong Leong Technology Systems (BVI) Ltd
Earnest Assets Limited
Cathay Diesel Holdings Ltd
Tsang & Ong Nominees (BVI) Ltd
Goldman Sachs Guangxi Holdings (BVI) Ltd
Youngstar Holdings Limited
22.3%
21.5%
12.6%
12.6%
5.2%
2.2%
100%
100%
76.4%
Grace Star Services Ltd.
Venture Delta Limited
Holders of Legal Shares
1.5%
Guangxi Yuchai Machinery Company Limited ("Yuchai")
22.1%
71.8%
28.2%
Guangxi Yuchai Machinery Monopoly Development Co. Ltd ("YMMC")
100%
100%
100%
Venture Lewis Limited ("VLL")
Guangxi Yuchai Equipment Mould Company Limited ("YEMC")
Guangxi Yuchai Accessories Manufacturing Company Limited ("GYAMC")
48.9%
HL Global Enterprises Limited

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

Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-duty, medium-duty and heavy-duty engine models, a new natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases one, two and three of a new foundry and various testing and supporting facilities. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2015, 2016 and 2017, Yuchai’s total production capacity was approximately 577,500 units, 596,250 units and 596,250 units, based on a 2.5 shift five-day week at 80% utilization rate. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Production.”

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

China’s 13th Five Year Plan covering the years 2016 to 2020, which was formerly adopted at the National People’s Congress in Beijing in March 2016 seeks to reduce energy consumption by 15% and carbon emissions by 18% by 2020. In addition, green and low carbon industry systems will be set up, the use of new energy vehicles will be promoted and the industrialization level of electric cars improved. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws. The reforms which will be phased in on a pilot basis in 17 provinces and autonomous regions will be completed nationwide in 2018. As part of the reforms, in 2016, the State Council dispatched central environmental inspection teams made up of ministerial level officials to 15 provincial areas, including Beijing, Shanghai and Guangzhou, to monitor local conditions and encourage provincial governments to fulfill their environmental protection responsibilities, resulting in disciplinary actions against a number of government officials and the imposition of fines for environmental violations. Such central environmental inspections are intended to cover all provinces, autonomous regions and municipalities by the end of 2017. In addition, in February 2017, China’s Environment Minister announced a month-long special inspection on air quality across Beijing and Tianjin municipalities and Hebei, Shanxi, Shandong and Henan provinces to check on the implementation of pollution control measures by both local governments and companies. On April 10, 2017, the Ministry of Environmental Protection issued its 13th Five-Year Plan for National Environmental Protection Standards. The Plan calls for the amendment of existing environmental protection standards and the implementation of new environmental protection standards, including in relation to air quality and pollution emission control, environment detection and basic environment standards and environmental management standards.

Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines. As of July 2013, the National IV emission standards for diesel engines were effective throughout China, and strict enforcement of the standards commenced nationwide on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. On January 18, 2016, the Ministry of Industry and Information Technology and the Ministry of Environmental Protection required that all light petrol vehicles, light diesel buses, and heavy diesel vehicles (for the purposes of public transportation, environmental sanitation and postal services) must comply with National V emission standards from January 1, 2017. All heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with National V emission standards from July 1, 2017 and January 1, 2018, respectively. In December 2016, the Ministry of Environmental Protection announced that all light-duty gasoline- and diesel-powered vehicles must comply with National VIa emission standards from July 1, 2020 and National VIb emission standard from July 1, 2023, subject to changes in the official implementation schedule.

Yuchai produces diesel engines compliant with National IV and National V emission standards, and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards, as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. Yuchai is also able to produce diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai has reduced production volumes of such engines continues to produce such engines solely for export from China. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may be adversely affected by environmental regulations.”

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

During the fiscal years ended December 31, 2015, 2016 and 2017, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

During 2017, as the Chinese government heavily promoted the ‘One Belt One Road’ initiative, our international business achieved growth in 2017 with over 12,000 engines shipped and installed in Chinese buses entering into the global market, and natural gas engine export sales grew 300% year-on-year. The global bus market covering countries like the Saudi Arabia, Pakistan, Myanmar, Cambodia, and Kuwait. We received the prestigious “China’s Export Quality and Safety Demonstration Enterprise” award by the General Administration of Quality Supervision, Inspection and Quarantine. This award is the highest credit rating and honor for Chinese companies that sell their products internationally.

Many of our OEM customers cranked up production to meet the rising demand. As a trusted producer with the largest aftermarket service network, our heavy-duty truck engine business posted an accelerated unit growth of 64.5% in 2017. In addition to the heavy-duty segment, our light-duty truck engine division also set a new record in unit sales with a vigorous 49.5% year-over-year increase. We also continued to rapidly regain market share in the agricultural and farming equipment sector as our engine shipments to the vast agricultural market in China expanded with a strong 31.1% increase from 2016.

The China economy is expected to grow at a slower pace in 2018, according to the World Bank. The pace of economic growth in China fluctuated from 7.4% in 2014 to 6.9% in 2015 to 6.7% in 2016 and 6.9% in 2017, according to China’s National Bureau of Statistics. On March 5, 2016, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China for the next five years from 2016 to 2020 to a range of between 6.5% to 7.0%, conceding that there were many challenges ahead including growing downward pressures on China’s economy. On March 4, 2017, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China in 2017 to 6.5%. On March 5, 2018, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced that the growth target for China in 2018 would remain unchanged at 6.5%.

The Chinese commercial vehicle market is a highly competitive market. According to CAAM, in 2015, the commercial vehicle sales were 2.5 million units, a decline of 11.9% compared to 2014. This was mainly due to a decline in unit sales of trucks primarily due to the strict enforcement of the National IV emission standards from January 1, 2015. The Chinese government introduced generous incentives to encourage the sales of electric powered vehicles to curb air pollution in the major cities resulting in increased sales of such vehicles in 2015 compared with 2014. Excluding the sales effect of gasoline powered and electric powered vehicles, the commercial vehicle market decreased by 14.4% in 2015 compared with 2014. The decline was due to weak demand in the heavy- and medium-duty truck and heavy- and medium-duty bus segments, which registered a decline in sales of 26.0%, 21.0%, 25.5% and 19.8%, respectively.

In 2016, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 2.7 million units, an increase of 8.3% compared with 2015, primarily due to an 11.6% in the truck market as stricter enforcement of anti-overloading regulations resulted in higher sales, which was partially offset by a 9.9% decline in sales in the bus segment compared with 2015. The bus segment declined in every size category, led by a 20.1% decrease in heavy-duty bus sales due to increased demand for electric-powered buses. In 2017, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 3.1 million units, an increase of 16.9% compared with 2016, primarily due to an increase of 19.5% in the truck market as stricter enforcement of anti-overloading regulations and increasing demand in logistics services resulted in higher sales. The bus market remained weak experiencing a 0.7% decline in overall sales with heavy-duty bus sales up 0.1% compared with 2016.

In recent years, the Chinese government has been focused on developing the new-energy vehicle industry to curb air pollution. Various incentives and infrastructure investments have been introduced to encourage purchases of electric-powered vehicles. As a result, the sales of electric-powered vehicles increased by approximately 26.8% in 2017 to 176,331 units from 139,060 units in 2016. Excluding gasoline-powered and electric-powered vehicles, sales of other fuel-powered trucks increased by approximately 19.5% due to the enforcement of anti-overloading regulations, while sales of other fuel-powered buses decreased by approximately 0.7%, and sales of medium-duty buses decreased by approximately 21.6%. At the National People’s Congress in March 2017, the Ministry of Industry and Information Technology was pushing for more electric-powered vehicles on one hand, other parts of the government decided to lower the financial incentive program for new energy vehicles. China has, beginning in December 2016, gradually reduced subsidies for new energy vehicles and is expected to phase out all financial assistance by 2020, replacing such assistance with fiscal rewards for qualified companies, while continuing to invest in the charging station network to support the growing number of new-energy vehicles on the road. On February 12, 2018, the Ministry of Finance, Ministry of Industry and Information Technology, Ministry of Science and Technology, National Development and Reform Commission jointly issued a notice in relation to adjustment and improvement of the policy application of financial subsidies for the promotion of new energy vehicles, giving a transition period of four months from February 12 to June 11, 2018, during when new energy vehicles will continue to enjoy subsidies while the subsidy rate will be reduced. The subsidy after June 11, 2018 will be even lower in accordance with the original subsidy reduction timeline.

The change in emission standards in China presents a growth opportunity for us. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and have been strictly enforced nationwide since January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2014, we recorded significant growth in the sale of our National IV engines. In 2015, sales of National IV engines continued to grow. In 2016, sales of National IV engines declined as compared with 2015, while sales of National V engines increased further as compared with 2015. In 2017, sales of National IV engines further declined as compared with 2016, while sales of National V engines had increased significantly as compared with 2016.

In 2015, the commercial vehicle market further weakened, and our engine sales declined by 24.6% to 364,567 units compared with 483,825 units in 2014. Our net revenue decreased by 16.4% to RMB 13.7 billion despite the drop in our unit sales. This was due to higher sales of engines that are compliant with higher emission standard such as National IV engines. In 2016, our engine sales declined by 12.1% to 320,424 units, mainly due to lower unit sales to the agricultural market. Our on-road engine sales reflected the sales trend in the commercial vehicle market. Our 2016 net revenue was RMB 13.7 billion compared with RMB 13.7 billion in 2015 despite the drop in our unit sales. This was due to higher sales of engines that are compliant with higher emission standard such as National V engines. The higher emission standard engines have a higher average sales price. In 2017, our engine sales increased by 14.6% to 367,097 units compared with 2016, which was primarily due to increases in sales of on-road heavy-duty and light-duty engines, and industrial and agricultural engines. Our net revenue increased by 18.7% to RMB 16.2 billion.

Our light-duty engine sales, as a percentage of total unit sales, decreased from 66.2% in 2015 to 63.1% in 2016 and to 58.1% in 2017. This change in sales mix and the market competition caused our gross margin to fluctuate from 20.3% in 2015 to 21.7% in 2016 and 21.7% in 2017, respectively.

As a result, our profit attributable to equity holders was RMB 341.1 million, RMB 515.7 million and RMB 953.9 million (US$150.7 million) for the year 2015, 2016 and 2017, respectively.

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

•

Since fiscal year 2010, we have gradually reduced our equity interest in TCL. As of December 31, 2017 and February 28, 2018, our equity interest in TCL remained at 7.7%, and the market value of our investment in TCL amounted to approximately S$5.1 million (US$3.8 million) and S$5.3 million (US$4.0 million), respectively. We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL.

•	The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

HL Global Enterprises Limited

•

The second step in the implementation of our business expansion and diversification plan occurred in February 2006 when through our wholly-owned subsidiaries, Grace Star and Venture Lewis, we acquired a 29.1% equity interest in HLGE and certain convertible preference and debt securities for an aggregate consideration of approximately S$132.0 million. As of December 31, 2017, our equity interest in HLGE was 48.9%. As of February 28, 2018, our equity interest in HLGE remained unchanged.

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

While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of estimation and therefore warrant additional attention:

•	impairment of trade receivables;

•	realization of the carrying value of inventories;

•	product warranty obligations;

•	recoverability of the carrying values of equity method investments and other investments;

•	realization of deferred tax;

•	impairment of non-financial assets; and

•	derecognition of bills receivable;

Impairment of trade receivables

Impairment of trade receivables is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the impairment based on assessment of the recoverability of accounts receivable. Impairment are applied to accounts receivable where events or changes in circumstances indicate that the balances may not be collectible. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Management reviews its impairment of trade receivables on a monthly basis. As of December 31, 2017, the Dongfeng Group accounted for about 9.6% of the gross accounts receivable as compared to approximately 11.6% as of December 31, 2016. Likewise, the top 20 non-Dongfeng Group customers accounted for about 12.8% of the gross accounts receivable at the end of 2017. We analyzed our customer’s trends, repayment patterns and aging analysis in 2017. The balances that were past due over 90 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Movement in impairment of trade receivables for each of the years in the two-year period ended December 31, 2017 are summarized as follows:

	December 31,
	2016	2017	2017
	RMB	RMB	US$
	(in thousands)
Balance at beginning of year	51,288	54,634	8,632
Charge/(credit) to consolidated statements of profit or loss	3,696	(10,854)	(1,715)
Written off	(346)	(5)	(1)
Translation differences	(4)	—	—

Balance at end of year	54,634	43,775	6,916

Gross trade receivables decreased by RMB 39.9 million (US$6.3 million) as of December 31, 2017 as compared to 2016. Impairment of trade receivables decreased by RMB 10.9 million (US$1.7 million). Bills receivable increased by RMB 3.4 million (US$0.5 million) as of December 31, 2017 as compared to 2016.

We believe that the present level of our impairment of trade receivables adequately reflects probable losses related to impaired accounts receivable. However, changes in the assumptions used to assess the frequency and severity of doubtful accounts would have an impact on our impairment. If economic or specific industry trends change, we would adjust our impairment of trade receivables by recording additional expense or benefit.

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

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of allowance for inventory obsolescence as at December 31, 2016 and 2017 were RMB 126.8 million and RMB 106.9 million (US$16.9 million) respectively. If market conditions or future product enhancements and developments change, the net realizable values of the inventories may change and result in further inventory write-downs.

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

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2017 are summarized as follows:

	December 31,
	2016	2017	2017
	RMB	RMB	US$
	(in thousands)
Balance at beginning of year	233,577	238,850	37,737
Provision made	350,803	412,514	65,174
Less: Provision utilized	(345,530)	(361,058)	(57,045)

Balance at end of year	238,850	290,306	45,866

We recognize a liability for warranty at the time the product is sold and our estimate of our warranty obligations is evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years’ average would impact the provision for product warranty by approximately RMB 17.7 million (US$2.8 million).

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

In 2015, we reversed an impairment of RMB 21.9 million for Copthorne Hotel Qingdao Co., Ltd. (an investment of HLGE) made in 2013. The reversal was made because the latest valuation supports the reversal. The management also had obtained the consent of its joint venture partner to sell the joint venture. On February 22, 2016, HLGE announced its intention to dispose of its entire 60% shareholding interest in Copthorne Hotel Qingdao together with the other 40% equity holder by way of public tender on the Shanghai United Assets and Equity Exchange. In 2016, we performed impairment evaluation of our investments and determined that no impairment was required. In October 2017, we completed the disposal of its 60% equity interest in Copthorne Hotel Qingdao Co., Ltd and recorded a gain of RMB 108.0 million (US$ 17.0 million). See Note 22 to the consolidated financial statements in Item 18. In 2017, we performed impairment evaluation of our current investments and determined that no impairment was required.

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

The carrying amounts of intangible assets as of December 31, 2015, 2016 and 2017 are RMB 81.8 million, RMB 81.8 million and RMB 10.1 million (US$1.6 million), respectively. We periodically conduct an impairment evaluation on the conditions of our intangible assets. In 2014, we performed an impairment evaluation of our intangible assets and an impairment charge of RMB 60.0 million was recorded to our consolidated statement of profit or loss under selling, general and administrative expenses. The impairment was related to 4Y20 engine platform technology development costs held by Jining Yuchai Engine Company Limited (“Jining Technology Development Costs”). In 2015, we performed an impairment evaluation of our intangible assets and a further impairment charge of RMB 26.7 million was recorded relating to the Jining Technology Development Costs. In 2016, we performed an impairment evaluation of our intangible assets and no impairment charge was recognized. In 2017, we performed an impairment evaluation of our intangible assets and a further impairment charge of RMB 40.0 million was recorded relating to the Jining Technology Development Costs. As a result, we made a total impairment charge of RMB 126.7 million (US$20.0 million) in relation to the Jining Technology Development Costs. See Note 15 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of goodwill as of December 31, 2015, 2016 and 2017 are RMB 212.6 million, RMB 212.6 million and RMB 212.6 million (US$33.6 million), respectively. We periodically conduct an impairment evaluation on the goodwill. No impairment was made for 2015, 2016 and 2017.

Our market capitalization as of December 31, 2015, 2016 and 2017 based on our closing share price was lower than our consolidated net assets. We performed our annual goodwill impairment tests as of December 31, 2015, 2016 and 2017, respectively, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

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

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2015, 2016 and 2017:

	Percentage of Revenue Year Ended December 31,
	2015	2016	2017
Revenue	100.0%	100.0%	100.0%
Cost of sales	-79.7%	-78.3%	-78.3%
Gross profit	20.3%	21.7%	21.7%
Other income, net	0.2%	0.7%	3.8%
Research and development costs	-3.7%	-4.3%	-3.7%
Selling, distribution and administrative costs	-10.9%	-11.0%	-11.2%
Operating profit	5.9%	7.1%	10.6%
Finance costs	-0.9%	-0.6%	-0.6%
Share of results of associates and joint ventures, net of tax	0.0%	0.0%	0.1%
Profit before tax	5.0%	6.5%	10.1%
Income tax expense	-1.3%	-1.2%	-1.4%
Profit for the year	3.7%	5.3%	8.7%
Attributable to:
Equity holders of the Parent	2.5%	3.8%	5.9%
Non-controlling interests	1.2%	1.5%	2.8%

2017 compared to 2016

Revenue for 2017 was RMB 16,222.4 million (US$2,563.0 million) compared with RMB 13,664.8 million in 2016, an increase of 18.7%. The total number of diesel engines sold by Yuchai in 2017 was 367,097 units compared with 320,424 units in 2016, representing an increase of 46,673 units, or 14.6%. Revenue increased primarily due to an increase in the number of diesel engine units sold. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 16.9% in 2017. The truck market grew by 19.5% led by a 52.4% increase in heavy-duty truck sales. The bus market remained weak experiencing a 0.7% decline in overall sales with heavy-duty bus sales up 0.1%.

Cost of sales was RMB 12,707.4 million (US$2,007.7 million) in 2017, an increase of 18.8% from RMB 10,700.7 million in 2016. Cost of sales represented 78.3% of revenue for both 2017 and 2016. The increase in cost of sales corresponds to the increase in the total number of engines sold in 2017 compared to 2016. Cost of materials consumed was RMB 11,041.9 million (US$1,744.5 million) in 2017, an increase of 18.6% from RMB 9,313.4 million in 2016. This was 68.1% of revenue in 2017 compared to 68.2% in 2016. Factory overheads (excluding depreciation) were RMB 861.1 million (US$136.0 million) in 2017, representing an increase of 26.8% from RMB 678.9 million in 2016. This was 5.3% and 5.0% of revenue for 2017 and 2016, respectively. Depreciation was RMB 307.1 million (US$48.5 million) in 2017, a decrease of 4.7% from RMB 322.3 million in 2016. This was 1.9% and 2.4% of revenue for 2017 and 2016, respectively.

Gross profit was RMB 3,515.0 million (US$555.3 million) compared with RMB 2,964.2 million in 2016, an increase of 18.6%. Gross profit margin was 21.7% in 2017 and 2016.

Other income, net was RMB 624.6 million (US$98.7 million) compared with RMB 95.4 million in 2016. In 2017, we recorded a one-time gain of RMB 115.2 million (US$ 17.6 million) on the completion of engineering design services for the YC6K heavy-duty engine platform for our joint venture, Y&C, and a one-time gain of RMB 324.1 million (US$ 49.6 million) from the sale of HLGE’s hotel assets located in China. Excluding these one-time items, other operating income was RMB 185.3 million (US$ 29.3 million) compared with RMB 95.4 million in 2016, and the increase was mainly due to higher foreign exchange gains and higher bank interest income.

Research and development (“R&D”) expenses were RMB 608.2 million (US$96.1 million) in 2017 compared to RMB 588.0 million in 2016, an increase of RMB 20.2 million or 3.4%. R&D expenses were 3.7% and 4.3% of revenue in 2017 and 2016, respectively. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality. The Company remains committed to its R&D programs and continues to introduce new engine models for both the on-road and off-road markets compliant with increasingly stringent emission standards. In January 2018, 14 new engine models were introduced that are compliant with the more stringent National VI (equivalent to Euro VI) emission standard.

Selling, general and administrative (“SG&A”) expenses were RMB 1,815.9 million (US$286.9 million) compared to RMB 1,504.4 million in 2016, an increase of RMB 311.5 million or 20.7%. SG&A expenses represented 11.2% of net revenue, compared with 11.0% in 2016. In 2017, SG&A expenses included an impairment charge of RMB 40.0 million (US$ 6.3 million) related to the intellectual property for the Jining Technology Development Costs related to the 4Y20 engine platform, as well as a staff severance cost of RMB 107.7 million (US$ 17.0 million). In 2016, staff severance cost of RMB 12.9 million was recorded. Excluding these extraordinary events, SG&A expenses increased by 11.8% to RMB 1.7 billion (US$ 255.3 million) from RMB 1.5 billion in 2016. These expenses represented 10.3% of net revenue, compared with 10.9% in 2016.

As a result, operating profit increased by 77.4% to RMB 1,715.6 million (US$ 271.1 million) from RMB 967.2 million in 2016. The increase was mainly due to the net gain of RMB 291.6 million (US$ 46.1 million) from one-time and extraordinary events. The operating margin was 10.6% compared with 7.1% in 2016. Excluding the one-time and extraordinary events, operating profit increased by 45.3% to RMB 1,424 million (US$ 225.0 million) from RMB 980.0 million in 2016.

Finance costs increased by 26.0% to RMB 100.4 million (US$ 15.9 million) from RMB 79.7 million in 2016. Higher finance costs mainly resulted from increased bank borrowings and higher trade bills discounted in 2017.

The share of associates and joint ventures were a profit of RMB 10.1 million (US$ 1.6 million) as compared with a loss of RMB 3.6 million in 2016 mainly due to strong diesel engines sales from our joint venture, Y&C.

Profit before tax was RMB 1,625.2 million (US$256.8 million) in 2017 compared with RMB 883.9 million in 2016.

Income tax expense in 2017 was RMB 220.2 million (US$34.8 million) compared with RMB 160.3 million in 2016. Our effective tax rates were 13.5% and 18.1% for 2017 and 2016, respectively. In 2017, the effective tax rate was low mainly due to gain on disposal of subsidiaries and joint venture, which is capital gain in nature and not subject to income tax.

As a result of the foregoing factors, profit for the year was RMB 1,405.1 million (US$222.0 million) in 2017 compared with RMB 723.6 million in 2016, representing an increase of 94.2%.

Net Profit attributable to our shareholders increased by 85.0% to RMB 953.9 million (US$ 150.7 million) compared with RMB 515.7 million in 2016. Net profit attributable to our shareholders in 2017 included a net gain of RMB 130.3 million (US$ 20.6 million) from the one-time and extraordinary events. Adjusted total net profit attributable to our shareholders in 2017, excluding the one-time and extraordinary events, was RMB 823.6 million (US$ 130.1 million), compared with RMB 524.1 million in 2016, representing an increase of 57.2%.

2016 compared to 2015

Revenue for 2016 was RMB 13,664.8 million compared with RMB 13,733.4 million in 2015, a decrease of 0.5%. The total number of diesel engines sold by Yuchai during 2016 was 320,424 units compared with 364,567 units in 2015, representing a decrease of 44,143 units, or 12.1%. Revenue decreased primarily due to fewer unit sales to agricultural market. The decrease in revenue was smaller compared to the decline in sales volume due to increased sales of higher emission standard engines and higher horsepower engines. The higher emission standard engines and higher horsepower engines have a higher average selling price compared with lower emission standard engines. According to CAAM, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) increased by 8.3% in 2016 compared with 2015. The increase was led by a gain of 11.6% in the truck market and, in particular, a 33.1% increase in heavy-duty truck sales. The bus market remained weak as overall sales decreased 9.9% compared with 2015. The bus segment declined in every size category, led by a 20.1% decrease in heavy-duty bus sales due to increased demand for electric-powered buses. Our on-road engine sales reflected the sales trend in the commercial vehicle market.

Cost of sales was RMB 10,700.7 million in 2016, a decrease of 2.2% from RMB 10,942.9 million in 2015, and a reduction of 1.4 percentage points as a percentage of revenue to 78.3% from 79.7% in 2015. The decrease in cost of sales corresponds to the reduction in the total number of engines sold in 2016 compared to 2015. Cost of materials consumed was RMB 9,313.4 million in 2016, a decrease of 2.3% from RMB 9,531.4 million in 2015. This was 68.2% of revenue in 2016 compared to 69.4% in 2015, respectively, primarily due to a decrease in raw materials costs as a percentage of revenue in 2016 compared to 2015. Factory overheads (excluding depreciation) were RMB 678.9 million in 2016, representing an increase of 1.6% from RMB 668.2 million in 2015. This was 5.0% and 4.9% of revenue for 2016 and 2015, respectively. Depreciation was RMB 322.3 million in 2016, an increase of 0.7% from RMB 320.0 million in 2015. This was 2.4% and 2.3% of revenue for 2016 and 2015, respectively.

Gross profit was RMB 2,964.2 million compared with RMB 2,790.6 million in 2015, an increase of 6.2%. Gross profit margin was 21.7% in 2016 compared with 20.3% in 2015. The higher gross margin was attributable to a shift in sales mix to greater sales of higher emission standard engines and lower raw material costs as a percentage of revenue.

Other income, net was RMB 95.4 million compared with RMB 19.3 million in 2015. This increase was mainly due to lower foreign exchange revaluation losses and higher interest income from bank deposits in 2016 and a one-time loss in 2015 from the disposal of Yuchai’s entire shareholding interest in Xiamen Yuchai Diesel Engines Co., Ltd. The main sources of other income in 2016 were (i) interest income of RMB 57.0 million, and (ii) government grants of RMB 41.5 million.

Research and development (“R&D”) expenses were RMB 588.0 million in 2016 compared to RMB 507.0 million in 2015, an increase of RMB 81.0 million or 16.0%. R&D expenses were 4.3% and 3.7% of revenue in 2016 and 2015, respectively. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products, including new engines for the on- and off-road markets that meet higher emission standards, as well as continued initiatives to improve engine quality. We remained committed to our R&D programs and continue to introduce new engine models for both the on-and off-road markets compliant with increasingly stringent emission standards.

Selling, general and administrative (“SG&A”) expenses were RMB 1,504.4 million compared to RMB 1,497.8 million in 2015, an increase of RMB 6.6 million or 0.4%. SG&A expenses were 11.0% and 10.9% of revenue in 2016 and 2015, respectively. Warranty expenses were RMB 350.8 million in 2016 compared to RMB 307.6 million in 2015, representing 2.6% and 2.2% of revenue for 2016 and 2015, respectively. Advertising expenses were RMB 27.5 million in 2016 compared to RMB 32.8 million in 2015, representing 0.2% of revenue for both 2016 and 2015.

As a result, operating profit increased by 20.1% to RMB 967.2 million from RMB 805.2 million in 2015, mainly due to higher gross profit and other income, partially offset by higher R&D expenses. The operating margin was 7.1% and 5.9% for 2016 and 2015, respectively.

Finance costs declined to RMB 79.7 million from RMB 116.4 million in 2015, a decrease of RMB 36.7 million or 31.5%. Lower finance costs mainly resulted from lower bank borrowings. External borrowings decreased to RMB 910.4 million from RMB 2.5 billion in the same period in 2015.

The share of joint ventures was a loss of RMB 4.1 million as compared with a loss of RMB 2.9 million in 2015.

Profit before tax was RMB 883.9 million in 2016 compared with RMB 686.1 million in 2015.

Income tax expense in 2016 was RMB 160.3 million compared with RMB 176.8 million in 2015. Our effective tax rates were 18.1% and 25.8% for 2016 and 2015, respectively. In 2015, the higher effective tax rate was mainly due to the writing down of a deferred tax asset relating to a loss making subsidiary.

As a result of the foregoing factors, profit for the year was RMB 723.6 million in 2016 compared with RMB 509.3 million in 2015, representing an increase of 42.1%.

Net Profit attributable to our shareholders was RMB 515.7 million in 2016 compared with RMB 341.1 million in 2015, representing an increase of 51.2%. Profit attributable to non-controlling interests was RMB 207.9 million compared with RMB 168.2 million in 2015, representing an increase of 23.6%.

Inflation

The general annual inflation rate in China decreased to 1.6% in 2017 from 2.0% in 2016, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Our cash and cash equivalents are held in Renminbi, Singapore dollar, US dollar and Euro in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subjected to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.

As of December 31, 2017, we had approximately RMB 6,029.2 million (US$952.6 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

As of December 31, 2017, we had outstanding borrowings of RMB 1,626.3 million (US$257.0 million), including Yuchai’s borrowings of RMB 1,600.0 million (US$252.8 million).

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

In addition, CYI has other credit facilities granted by banks in Singapore as follows:

•

On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for an aggregate of US$40.0 million to refinance the S$60.0 million facility from another bank that matured on July 26, 2007. The facility was for a period of three years from the date of the facility agreement and was utilized by us to finance our long-term general working capital requirements. The terms of the facility required, among other things, that Hong Leong Asia retained ownership of the special share and that we remained a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawn down on the US$40.0 million facility. On March 25, 2010, we entered into a supplemental agreement with the bank to refinance the existing US$40.0 million credit facility that matured on March 30, 2010. The new unsecured, multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for a one-year duration. The financial covenant with respect to our consolidated tangible net worth as of June 30 and December 31 of each year was revised from not less than US$120 million to not less than US$200 million, but the other terms remained similar. On March 18, 2011, we entered into an agreement on similar terms with the bank to refinance the existing US$30.0 million credit facility that matured on March 25, 2011. This unsecured multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for a three-year duration. On March 12, 2014, we entered into a supplemental agreement with the bank to renew the existing US$30.0 million facility that matured on March 18, 2014. The unsecured multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and matured on March 18, 2017. On March 31, 2017, we entered into a supplemental agreement with the bank to renew the US$30.0 million facility. The new unsecured multi-currency revolving credit facility has an uncommitted aggregate value of US$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 12, 2014.

•

On March 20, 2008, we entered into a facility agreement with the MUFG Bank Ltd, Singapore Brach (formally known as Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch), to refinance the existing US$25.0 million credit facility which matured on March 20, 2009. The unsecured, multi-currency revolving credit facility had a committed aggregate value of S$21.5 million with one-year duration. The facility was used to finance our long-term general working capital requirements. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year, not being less than US$120 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the bank for a committed aggregate value of S$16.5 million with one-year duration. On March 17, 2010, we entered into a one-year facility agreement with the bank on similar terms to refinance the existing S$16.5 million credit facility that matured on March 19, 2010. On March 11, 2011 we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2011. The unsecured multi-currency revolving credit facility had a committed aggregate value of S$30.0 million and was for a three-year duration. On March 13, 2014, we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2014. The unsecured multi-currency revolving credit facility had a committed aggregate value of S$30.0 million and matured on March 18, 2017. On March 30, 2017, we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility. The unsecured multi-currency revolving credit facility has a committed aggregate value of S$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 13, 2014.

•

On November 10, 2011, we entered into a three-year revolving credit facility agreement with DBS Bank Ltd. of Singapore with a committed aggregate value of S$30.0 million. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remain a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 1.0 times. This arrangement was used to finance our general working capital requirements and was repaid in full upon expiration of the facility on November 10, 2014. On May 22, 2015, we entered into a three-year revolving uncommitted credit facility agreement with DBS Bank Ltd. of Singapore with an aggregate value of S$30.0 million. The terms and conditions of this facility are similar to the facility agreement dated November 10, 2011. We are in process of renewing this facility.

As of December 31, 2017, CYI’s (including Yuchai) unutilized facilities amounted to RMB 474.4 million (US$74.9 million).

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

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	1,686,718	2,276,087	1,370,167	216,477
Net cash (used in)/from investing activities	(25,496)	(572,031)	126,570	19,997
Net cash (used in)/from financing activities	(485,535)	(1,553,986)	280,862	44,374
Effect of foreign currency exchange on cash and cash equivalents	7,332	29,480	(41,189)	(6,507)

Net increase in cash and cash equivalents	1,183,019	179,550	1,736,410	274,341

In 2017, net cash from operating activities was an inflow of RMB 1,370.2 million (US$216.5 million). The inflow was mainly derived from profit before tax of RMB 1,625.2 million (US$ 256.8 million), which was partially offset by the payment for income tax of RMB 203.0 million (US$ 32.1 million). The impact of higher inventories on working capital was offset by the increase in trade and other payables. In 2016, net cash from operating activities was an inflow of RMB 2,276.1 million. The inflow was mainly derived from profit before tax of RMB 883.9 million and changes in working capital such as lower trade and other receivables, lower inventories as well as higher trade payables. In 2015, net cash from operating activities was an inflow of RMB 1,686.7 million. The inflow was mainly derived from profit before tax of RMB 686.1 million and changes in working capital such as lower trade and other receivables as well as inventories, partially offset by lower trade and other payables.

In 2017, net cash from investing activities was an inflow of RMB 126.6 million (US$20.0 million). The inflow was mainly due to proceeds from disposal of HLGE hotel assets located in China of RMB 524.3 million (US$82.9 million), interest received of RMB 108.5 million (US$17.1 million), partially offset by purchase of property, plant and equipment of RMB 289.5 million (US$45.7 million) and net placement of fixed deposits with bank of RMB 254.3 million (US$40.2 million). In 2016, net cash used in investing activities was an outflow of RMB 572.0 million. The outflow was mainly due to purchase of property, plant and equipment of RMB 351.5 million, net placement of fixed deposits with banks of RMB 282.8 million, offset by interest received of RMB 56.7 million. In 2015, net cash used in investing activities was an outflow of RMB 25.5 million. The outflow was mainly due to purchase of property, plant and equipment of RMB 397.8 million and offset by net withdrawal of fixed deposits with banks of RMB 126.7 million and inflow from disposal of subsidiaries of RMB 170.7 million.

In 2017, net cash from financing activities was an inflow of RMB 280.9 million (US$44.4 million). The inflow was mainly due to net proceed from bank borrowings of RMB 714.5 million (US$112.9 million), partially offset by payment of dividend of RMB 333.0 million (US$52.6 million) and payment of finance costs of RMB 107.2 million (US$ 16.9 million). In 2016, net cash used in financing activities was an outflow of RMB 1,554.0 million, which was mainly due to repayment of Medium Term Notes and Ultra Short-Term Bond of RMB 1.0 billion and RMB 400.0 million, respectively. In 2015, net cash used in financing activities was an outflow of RMB 485.5 million, which was mainly due to payment of dividend of RMB 236.9 million and placement of fixed deposits of RMB 300.6 million pledged for bank facility.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2017 was RMB 6,603.8 million (US$1,043.3 million) compared to RMB 5,272.1 million as of December 31, 2016.

As of December 31, 2017, we had long-term interest-bearing loans and borrowings totaling RMB 26.3 million (US$4.2 million) and current interest-bearing loans and borrowings totaling RMB 1,600.0 million (US$252.8 million).

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	2-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
	(in millions)
Short-term debt (1)	1,624.5	1,624.5	—	—
Long-term debt (1)	27.9	—	27.9	—
Purchase obligations regarding capital expenditures(2)	409.5	409.5	—	—
Operating lease commitments	35.3	19.6	15.7	—

Total	2,088.6	2,045.0	43.6	—

(1)	Includes contractual interest payments
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were RMB 429.9 million, RMB 285.0 million and RMB 261.4 million (US$41.3 million) in 2015, 2016 and 2017, respectively. These expenditures are primarily used for upgrading existing facilities and building new facilities mainly in Yulin City in Guangxi Zhuang Autonomous Region. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai.

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

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2017, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of RMB 409.5 million (US$64.7 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by government regulation in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2016 and 2017, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of RMB 29.7 million and RMB 1.9 million (US$0.3 million), respectively. These were issued for purchase of production materials, machinery and equipment.

As of December 31, 2016, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled RMB 817.4 million. As of December 31, 2017, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation totaled RMB 1,505.8 million (US$237.9 million). These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund the operation, as and when required.

As of December 31, 2016 and 2017, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation totaled RMB 851.1 million and RMB 1,316.1 million (US$207.9 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

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

The Group plans to adopt the new standard on the required effective date without restating prior periods’ information. During 2017, the Group has performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9.

Overall, except for the implementation of a change in the classification and measurement of bills receivable, the Group expects no significant impact on its consolidated statement of financial position and equity.

The Group does not apply hedge accounting.

The Group’s assessment of the elements of IFRS 9 is as described below:

(a)	Classification and measurement

The Group considers business model for managing the financial assets and contractual cash flow characteristics of the financial assets, and conclude that the measurement basis arising from adopting the new classification and measurement model under IFRS 9 as below.

Loans and trade and other receivables that are currently accounted for at amortized cost will continue to be accounted for using amortized cost model under IFRS 9. Loans as well as trade and other receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

Bills receivable that are currently accounted for at amortized cost will be accounted for at fair value through other comprehensive income under IFRS 9.

For financial assets currently held at fair value, the Group expects to continue measuring most of these assets at fair value under IFRS 9. Equity securities that are currently classified as held for trading will continue to be measured at fair value through profit or loss.

(b)	Impairment

IFRS 9 requires the Group to record expected credit losses on all of its trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group does not expect a significant change in the expected loss allowance by adopting the new IFRS 9 compared with Group’s current practice.

(c)	Other adjustments

In addition to the adjustments described above, on adoption of IFRS 9, the Group does not expect significant adjustments to the other items of the consolidated financial statements.

In summary, the impact of IFRS 9 adoption is expected to result in a decrease in trade and other receivables by RMB 137.3 million (US$ 21.7 million) and a decrease in the equity by RMB 137.3 million (US$ 21.7 million) as of December 31, 2017.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and amended in April 2016, establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the full retrospective method.

The Group has performed a preliminary impact assessment of IFRS 15 based on currently available information. This assessment may be subject to changes arising from ongoing analysis until the Group adopts IFRS 15 in 2018.

The Group expects the following impact upon the adoption of IFRS 15:

(a)	Warranty obligations

The Group provides certain warranties for both general repairs and maintenance services as part of the sales of goods. For general repairs, such warranties will be assurance-type warranties which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with its current practice. For maintenance services, under IFRS 15, such warranties will be accounted for as service-type warranties and, therefore, will be accounted for as a separate performance obligation for which the Group will allocate a portion of the transaction price to this performance obligation.

Upon the adoption of IFRS 15, the Group expects to record an adjustment to the consolidated statement of profit or loss for the financial year ended December 31, 2017 with a decrease in selling and distribution expenses by RMB 195.9 million (US$31.0 million), a decrease in revenue by RMB 21.1 million (US$3.3 million) and an increase in cost of sales by RMB 176.8 million (US$27.9 million). The Group also expects to record an adjustment to the consolidated statement of financial position as at December 31, 2017 with a decrease in provision for product warranty by RMB 19.1 million (US$3.1million), an increase in contract liability by RMB 21.1 million (US$3.3 million) and a decrease in retained earnings as at January 1, 2017 by RMB 5.3 million (US$0.8 million).

(b)	Variable consideration

•	Volume rebates and trade discounts

The Group provides volume rebates or trade discount to its customers. Currently, the Group recognizes revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of volume rebates and trade discounts. Under its existing accounting policy, the Group estimates the expected volume rebates or trade discount using the expected amount of rebates approach and included them in accruals.

IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue. The Group has closely monitored and assessed the provision for volume rebates and trade discounts and does not expect material impact in revenue recognition.

•	Rights of return

Under IFRS 15, an entity estimates the transaction price and recognizes revenue based on the amounts to which the entity expects to be entitled through the end of the return period, and recognize such amount of expected returns as a refund liability, representing its obligation to return the customer’s consideration.

To assess the impact in this regard, the Group has collated the statistics of actual sales return incurred for the past years. Based on the historical records and management estimates, the Group believes the effect from the sales with a right of return on adoption of IFRS 15 is insignificant to the overall financial results of the Group.

(c)	Performance obligations

Under IAS 18 Revenue, the sale of a certain intangible asset amounting to RMB 115.2 million (US$18.2 million) was recognized in 2017 as other income, as the requirement for the production milestone was fulfilled.

With the adoption of IFRS 15, management has reviewed and concluded that the Group had significantly performed its obligations in 2015. Therefore, upon the adoption of IFRS 15, it will result in a decrease in other operating income of RMB 115.2 million (US$18.2 million) and tax expense of RMB 26.0 million (US$4.1 million) for the financial year ended December 31, 2017, and a corresponding increase in retained earnings of RMB 89.2 million (US$14.1 million) as at January 1, 2017.

(d)	Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Group’s financial statements. Many of the disclosure requirements in IFRS 15 are new and the Group has assessed that the impact of some of these disclosures requirements will be significant. In particular, the Group expects that the notes to the financial statements will be expanded because of the disclosure of significant judgements made: when determining the transaction price of those contracts that include variable consideration, how the transaction price has been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling prices of each performance obligation. Also, extended disclosures are expected as a result of the significant judgement made when assessing the contracts where the Group has concluded that: it acts as an agent instead of a principal, there is a significant financing component, and service-type warranties are provided. In addition, as required by IFRS 15, the Group will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. In 2017, the Group continued testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

In summary, with the adoption of IFRS 15, the Group expects to record a decrease in its selling and distribution expenses by RMB 195.9 million (US$31.0 million), a decrease in revenue by RMB 21.1 million (US$3.3 million), a decrease in other operating income by RMB 115.2 million (US$18.2 million), a decrease in tax expense by RMB 26.0 million (US$ 4.1 million) and an increase in cost of sales by RMB 176.8 million (US$27.9 million) to its consolidated statement of profit or loss for the financial year ended December 31, 2017. The Group also expects to record a decrease in provision for product warranty by RMB 19.1 million (US$3.1 million), an increase in contract liability by RMB 21.1 million (US$3.3 million) and an increase in retained earnings by RMB 83.9 million (US$ 13.3 million) as at January 1, 2017.

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

The Group’s Equity Incentive Plan is considered an equity-settled share-based payment transactions and all the share options granted under this plan were vested in July 2017. The Group does not plan to elect for retrospective application and does not expect the amendments to have any material impact to the Group.

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

The Group plans to adopt the new standard on the required effective date. In 2018, the Group will continue to assess the potential effect of IFRS 16 on its consolidated financial statements

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (“IFRS 4”) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts

IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration.

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

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The Interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

The Interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available.

The Group is currently assessing the impact of the interpretation and plans to adopt the interpretation on the required effective date.

Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts -Amendments to IFRS 4

The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing IFRS 17 Insurance Contracts, which replaces IFRS 4. The amendments introduce two options for entities issuing insurance contracts:

(i)	Temporary exemption from IFRS 9

The optional temporary exemption from IFRS 9 permits entities whose predominant activities are connected with insurance to defer the application of IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments Standard—IAS 39.

(ii)	The overlay approach

The overlay approach permits all issuers of insurance contracts to recognize in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts Standard is issued.

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

Annual improvements 2014-2016 cycle (issued in December 2016)

IFRS 1 First-time Adoption of International Financial Reporting Standards - Deletion of short-term exemptions for first-time adopters

Short-term exemptions in paragraphs E3–E7 of IFRS 1 were deleted because they have now served their intended purpose. The amendment is effective from January 1, 2018. This amendment is not applicable to the Group.

AIP IAS 28 Investments in Associates and Joint Ventures - Clarification that measuring investees at fair value through profit or loss is an investment - by - investment choice

The amendments clarify that:

(i)

An entity that is a venture capital organization, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss.

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

Prepayment Features with Negative Compensation – Amendments to IFRS 9

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendment is effective for annual periods beginning on or after January 1, 2019. The amendments must be applied retrospectively; earlier application is permitted. The amendment provides specific transition provisions if it is only applied in 2019 rather than in 2018 with the remainder of IFRS 9.

The Group does not plan to early adopt the amendments and does not expect the amendments to have material impact to the Group.

Modification or exchange of a financial liability that does not result in derecognition

The IASB clarified that the requirements in IFRS 9 for adjusting the amortized cost of a financial liability, when a modification (or exchange) does not result in derecognition, are consistent with those applied to the modification of a financial asset that does not result in derecognition.

The gain or loss arising on modification of a financial liability that does not result in derecognition, calculated by discounting the change in contractual cash flows at the original effective interest rate, is immediately recognized in profit or loss.

This clarification relates to the application of IFRS 9 and does not need to be applied to the accounting for modification of liabilities under IAS 39 Financial Instruments: Recognition and Measurement. Any entities that have not applied this accounting under IAS 39 are therefore likely to have a change of accounting on transition. As there is no specific relief, this change needs to be made retrospectively.

The Group does not plan to early adopt the amendments and does not expect the amendments to have material impact to the Group.

Long-term interests in associates and joint ventures – Amendments to IAS 28

The amendments clarify that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The Board also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

The amendment is effective for annual periods beginning on or after January 1, 2019. Entities must apply the amendments retrospectively, with certain exceptions. Early application of the amendments is permitted and must be disclosed.

The amendments will eliminate ambiguity in the wording of the standard.

The amendment does not have any impact on the Group.

Annual improvements 2015-2017 cycle (issued in December 2017)

IFRS 3 Business Combinations – Previously held Interests in a joint operation

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019. Earlier application is permitted.

The Group does not plan to early adopt the amendments.

IFRS 11 Joint Arrangements – Previously held Interests in a joint operation

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019. Earlier application is permitted.

The Group does not plan to early adopt the amendments.

IAS 12 Income Taxes – Income tax consequences of payments on financial instruments classified as equity

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

The Group does not plan to early adopt the amendments. The Group does not expect the amendments to have material impact to the Group.

IAS 23 Borrowing Costs – Borrowing costs eligible for capitalization

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments.

An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

The Group does not plan to early adopt the amendments. The Group does not expect the amendments to have material impact to the Group.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of February 28, 2018, there were eight members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck and Hoh Weng Ming as its nominees. Mr. Yan Ping and Mr. Han Yiyong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
YAN Ping(1)	Director	2012
WU Qiwei(1)	Alternate Director to YAN Ping	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
TAN Aik-Leang (1)(3)	Director	2005
HAN Yiyong (1)	Director	2010
HO Raymond Chi-Keung (2)(3)	Director	2013
PHUNG Khong Fock Thomas (1)	Chief Financial Officer	2016
Conyers Corporate Services (Bermuda) Limited(5)	Secretary	2015

Ms. Shing Mei Deborah Foo relinquished her position as General Counsel in August 2017. Ms. Yanni Long was appointed as Ms. Foo’s successor in July 2017 and relinquished her position in January 2018.

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

Mr. Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Lewis, Venture Delta, Safety Godown Company Limited and Millennium & Copthorne Hotels Management (Shanghai) Limited. He is also the Non-Executive Chairman of HLGE and Beijing Fortune Hotel Co., Ltd. as well as the Managing Director of Hong Leong International (Hong Kong) Limited. He has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group of companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Mr. Gan is related to Mr. Kwek Leng Peck.

Mr. Kwek Leng Peck is a Director of the Company. He is a member of the Kwek family which controls the Hong Leong Investment Holdings group of companies. He is the Executive Chairman of Hong Leong Asia, an Executive Director of Hong Leong Investment Holdings Pte. Ltd. and the Non-Executive Chairman of Tasek Corporation Berhad. He also sits on the boards of HL Technology, Hong Leong China, Yuchai, City Developments Limited, Hong Leong Finance Limited and Millennium & Copthorne Hotels Plc, as well as other affiliated companies. He has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

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

Mr. Neo Poh Kiat is a Director of the Company and Yuchai. He is a Managing Director of Octagon Advisors Pte. Ltd, a financial advisory firm in Singapore. Between August 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Mr. Neo is currently also a director of Cambodia Post Bank Plc, Fullerton Credit (Sichuan) Ltd., Fullerton Credit (Chongqing) Ltd., Fullerton Credit (Hubei) Ltd., Fullerton Credit (Yunnan) Ltd. and CapitaLand Retail China Trust Management Limited. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Tan Aik-Leang is a Director of the Company and Yuchai. He held various senior executive and managerial positions over an aggregate period of more than 25 years at the Dao Heng Bank Group in Hong Kong, the National Australia Bank Group in Australia and Asia, and The Bank of Nova Scotia in Canada. Mr. Tan was also a Director of the Risk Management Association, Hong Kong Chapter from May 2000 to January 2016. Mr. Tan graduated in Accounting from Western Australian Institute of Technology (now known as Curtin University). He is a Fellow member of each of the Hong Kong Institute of Certified Public Accountants, CPA Australia, the Financial Services Institute of Australasia (formerly known as Australasian Institute of Banking and Finance) and the Institute of Canadian Bankers. Our Board of Directors has determined that Mr. Tan is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Ho Raymond Chi-Keung was previously a Director of the Company from June 2004 to September 2006 and was re-appointed as an independent Director on April 30, 2013. He is now practicing as an independent arbitrator. Mr. Ho was the Secretary General of the Law Society of Hong Kong from 2008 to 2011 and prior to joining the secretariat of the Law Society in 2006, he had practiced law for 23 years since 1983. He holds the degrees of Bachelor of Laws and Master of Social Sciences from the University of Hong Kong, as well as a Master of Laws degree from the University of London. He is a Fellow of the UK Chartered Institute of Arbitrators and is currently listed on the panel of arbitrators of the Hong Kong International Arbitration Centre. He is a non-practising member of the Law Society of Hong Kong, The Law Society of England & Wales, The Law Society of British Columbia and The Law Society of the Australian Capital Territory. Mr. Ho is currently a director of Cheer Moon Development Limited and Power Rich Investment Limited. Our Board of Directors has determined that Mr. Ho is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Han Yiyong is a Director of the Company and Yuchai. He is also a Director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s Degree in Vehicle Engineering from the Shandong University of Technology and a Master’s Degree in Power Machinery and Engineering from Guangxi University.

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

Conyers Corporate Services (Bermuda) Limited was appointed Secretary of the Company on January 28, 2015.

Audit Committee

The Audit Committee is comprised of three independent non-executive directors, namely Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung. The Audit Committee oversees the performance of our internal audit function and our independent registered public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

Compensation Committee

The members of the Compensation Committee are Messrs. Kwek Leng Peck (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung. The Compensation Committee reviews our general compensation structure as well as reviews, recommends or approves executive appointments and remuneration, subject to ratification by our Board of Directors and supervises the administration of our employee benefit plans, including our Equity Incentive Plan.

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

Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of February 28, 2018 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
YAN Ping (1)	Chairman of the Board of Directors	2005
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (2)	Director and President	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
TAN Aik-Leang (1)	Independent Director	2005
LU Yuming	Director and Chief Accountant	2014
PHUNG Khong Fock Thomas	Director	2017
HAN Yiyong (1)	Director and Company Secretary	2010
GU Tangsheng	Director	2005
LAI Tak Chuen Kelvin (3)	Director and Chief Business Controller	2011
TAY Hui Boon Kelly (3)	Financial Controller seconded to Yuchai	2008
LIU Hung Derek (3)	Deputy General Manager	2012
QIN Xiaohong	Vice President	2015
WANG Limin	Vice President	2015
TAN Guirong	Vice President	2015
NING Xingyong	Vice President	2015
CAI Xiaohong	Vice President	2017

(1)	Also a Director of the Company.
(2)	Also an Alternate Director of the Company to Mr. Yan Ping.
(3)	Secondees of the Company, whose salaries and expenses are paid by the Company.

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

Mr. Lu Yuming was appointed the Chief Accountant of Yuchai with effect from February 3, 2015 after serving as Deputy Chief Accountant from November 25, 2013. He holds a Bachelor’s degree in Financial Management (Capital Evaluation) from Zhejiang University and has worked in Yuchai’s finance department since 2001.

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

Mr. Liu Hung Derek is the Assistant Vice President of International Sales of the Company and Deputy General Manager of the Marine and G-drive Engine Department of Yuchai. He has 15 years’ experience in the diesel generator business from FG Wilson (Engineering) HK Ltd. He holds a Bachelor degree of Science in Applied Chemistry from the Hong Kong Baptist University and a Master’s Degree in Marketing from the University of New South Wales in Australia.

Ms. Qin Xiaohong was appointed a Vice President of Yuchai in 2015. She joined Yuchai in 1990 and held the position of Chief Accountant from July 2007 – September 2013. She holds a Master’s degree in Business Administration from Guangxi University.

Mr. Wang Limin was appointed a Vice President of Yuchai in 2015. He was appointed as a Deputy General Manager of Yuchai on January 1, 2013. He holds a Bachelor’s degree in Vehicle Engineering from Hubei Automotive Industrial College.

Mr. Tan Guirong was appointed a Vice President of Yuchai in 2015 after serving as Vice General Manger from February 3, 2015. He holds a Master’s degree in Business Administration from Huazhong University of Science and Technology.

Mr. Ning Xingyong was appointed a Vice President of Yuchai in 2015. He holds a Bachelor’s degree in Foundry Engineering from Guangxi University.

Mr. Cai Xiaohong was appointed a Vice President of Yuchai with effect from December 19, 2017 after serving as Senior Quality Controller from October 14, 2016. He holds a Diploma in Engineering Machinery in Guangxi Hydropower College.

Mr. Ye Bin and Mr. Liang Qingyan relinquished their position as a Vice President of Yuchai in December 2017 respectively.

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

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai to resume allowing us full access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement. We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of February 28, 2018, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes — Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

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

In fiscal year 2017, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company. For fiscal year 2017, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of share options may not exceed ten years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2017, there were 470,000 options outstanding under the Equity Incentive Plan. No further options have since been granted under the Equity Incentive Plan. The options vest in three equal installments over a three-year term and as of December 31, 2017 and February 28, 2018, all options granted have vested in the grantees.

Name	Options Outstanding	Exercise Price (US$/Share)	Grant Date	Expiration Date
YAN Ping	200,000	$21.11	July 29, 2014	July 28, 2024
HOH Weng Ming	150,000	$21.11	July 29, 2014	July 28, 2024
WU Qiwei	80,000	$21.11	July 29, 2014	July 28, 2024
LAI Tak Chuen Kelvin	20,000	$21.11	July 29, 2014	July 28, 2024
TAY Hui Boon Kelly	20,000	$21.11	July 29, 2014	July 28, 2024

	470,000

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

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2017 was approximately RMB 79.3 million (US$ 12.5 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. See also “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Directors — Remuneration and Pensions.”

Employees

As of December 31, 2015, 2016 and 2017, Yuchai employed approximately, 10,420, 9,887 and 8,678 people, respectively, nationwide in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 8.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For fiscal year 2017, the total annual salary and bonus paid and payable to Yuchai’s employees was RMB 1,219.1 million (US$192.6 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of February 28, 2018 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 40,858,290 shares of Common Stock outstanding as of February 28, 2018.

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	16,360,845	40.0%
The Yulin City Government (2)	7,028,151	17.2%
Shah Capital Management (3)	3,258,869	8.0%

(1)

Information based upon an announcement by Hong Leong Asia on the Singapore Exchange on July 5, 2016 and a report on Schedule 13D jointly filed by Hong Leong Asia and its wholly-owned subsidiaries, Hong Leong China, HL Technology, Flite Technology Industries Pte Ltd and Lydale Pte Ltd, with the SEC on July 19, 2002, as amended from time to time, most recently on July 5, 2016. Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 16,360,845 shares of Common Stock or approximately 40.0% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited, having increased its holdings from 34.9% to 35.5% during the period from March 11 to 26, 2014, from 35.5% to 37.02% during the period July 14 to December 26, 2014, from 37.02% to 38.7% during the period July 14 to August 25, 2015, from 38.7% to 40.2% as of June 29, 2016 and from 40.2% to 40.0% as of December 31, 2017. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our shares and share ownership — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders And Related Party Transactions — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

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

(3)	Information based on a report on Form 13F filed by Shah Capital Management with the SEC on January 23, 2018 for the fourth quarter ended December 31, 2017.

As of February 28, 2018, there were 25,937,303 shares of Common Stock, or 63.48% of the total number of shares of Common Stock, held of record by 17 holders with registered addresses in the United States.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of February 28, 2018, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2017, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services.

During fiscal year 2017, certain affiliates of Hong Leong Asia charged us RMB 6.9 million (US$ 1.1 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During fiscal year 2017, Yuchai (including its associates and joint ventures) entered into agreements with State Holding Company, its subsidiaries and affiliates for the sale and purchase of raw materials, supplies, scraps and diesel engines, lease of assets, as well as hospitality and restaurant services. For further details on these transactions, please see Note 30 to our consolidated financial statements appearing elsewhere herein.

We have undertaken other significant business transactions with related parties during the fiscal year ended December 31, 2017, as set forth under Note 30 to our consolidated financial statements appearing elsewhere herein.

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

The high and low sales prices for shares of the Common Stock on the NYSE for the periods indicated were as follows:

Period	US$ High	US$ Low
2013	26.39	13.43
2014	24.94	16.60
2015	20.96	10.45
2016	13.98	8.49
2017	26.73	13.25

Period	US$ High	US$ Low
2016 First Quarter	10.77	8.49
2016 Second Quarter	11.82	9.09
2016 Third Quarter	11.48	10.47
2016 Fourth Quarter	13.98	10.43
2017 First Quarter	18.98	13.25
2017 Second Quarter	20.44	16.55
2017 Third Quarter	22.96	16.16
2017 Fourth Quarter	26.73	13.25
2018 First Quarter	27.98	19.85

Period	US$ High	US$ Low
October 2017	23.94	21.61
November 2017	26.54	21.50
December 2017	26.73	23.00
January 2018	27.98	23.86
February 2018	26.61	22.26
March 2018	24.14	19.85

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

Standard for US Domestic Listed Companies		China Yuchai International Limited’s Practice
Director Independence

•	A majority of the board must consist of independent directors.	•	Three of our eight directors, Messrs. Neo Poh Kiat, Tan Aik-Leang and Ho Raymond Chi-Keung are independent within the meaning of the NYSE standards.

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

•	The non-management directors of each company must meet at regularly scheduled executive sessions without management.	•	As a foreign private issuer, our non-management directors are not required to meet periodically without management directors.

Standard for US Domestic Listed Companies		China Yuchai International Limited’s Practice

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

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$490,000 for fiscal year 2014 at our annual general meeting held on June 11, 2015 and from US$250,000 to US$509,589 for fiscal year 2015 at our annual general meeting held on August 8, 2016. At our annual general meeting held on June 13, 2017, our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$490,548 for the fiscal year 2016.

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

On January 10, 2014, SAFE issued the Notice on further Improving and Adjusting the Foreign Exchange Administration on Capital Accounts, which simplified the foreign exchange operating procedures for certain capital accounts, and has been further revised pursuant to the Notice of the State Administration of Foreign Exchange on Repealing and Revising the Normative Documents concerning the Reform for Registered Capital Registration System promulgated on May 4,2015 and effective from May 4, 2015.

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

On February 3, 2015, the Chinese State Administration of Taxation issued the Circular on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises (“Circular 7”), which became effective on the same date.

On October 17, 2017, the Chinese State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “Announcement 37”), which became effective on December 1, 2017. According to the Announcement 37, the Circular concerning Strengthening the Administrative of Enterprise Income Tax on Income Derived from Transfer of Equity of Non-resident Enterprises (the “Circular 698”) has been repealed.

Pursuant to the Announcement 37 and the Circular 7, the parties involved in the indirect transfer of Chinese taxable properties and the Chinese resident enterprises whose equity is transferred indirectly may report the equity transfer matters to the competent tax authority and shall provide certain documents and materials including but not limited to, equity transfer contract or agreement, enterprise’s equity structure prior to and after the equity transfer, the financial and accounting statements in the previous two years of the enterprises abroad and their subordinate enterprises who directly or indirectly hold Chinese taxable properties. The competent tax authority may also require the parties involved in and planning for the indirect transfer of Chinese taxable properties and the Chinese resident enterprises whose equity is transferred indirectly to provide the aforementioned materials and other relevant materials. Where a non-resident enterprise indirectly transfers properties such as equity in Chinese resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in Chinese resident enterprise.

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

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. In 2011, Yuchai was certified as a high technology company with effect from 2011 to 2013, so it may qualify for this scheme if certain other criteria are met. In 2014, Yuchai was certified as a high technology company with effect from 2014 to 2016, so it may qualify for this scheme if certain other criteria are met, and was certified again in 2017, as a high technology company with effect from 2017 until 2019, so it may qualify for this scheme if certain other criteria are met.

From 2008 to 2010, Yuchai was subject to the reduced corporate tax of 15% as it qualified under the Western Development Incentive Scheme. Since Yuchai operates in the Guangxi Zhuang Autonomous Region and had previously qualified under the Western Development Incentive Scheme, Yuchai believes that it still qualifies under this scheme and filed corporate tax returns at the reduced corporate tax rate of 15% from 2011 to 2014, subject to final approval by the local tax authority. Yuchai filed its corporate tax returns for 2015 and 2016 under the High Technology Incentive Scheme. In the event that Yuchai is not able to qualify for any of these incentive schemes, it would be subject to corporate tax at a rate of 25% as prescribed under the CIT Law. The majority of Yuchai’s subsidiaries continue to be subject to the CIT Law prescribed tax rate of 25%.

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

Withholding Tax

On March 28, 2011, the Chinese State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Certain Issues Concerning the Administration of Income Tax for Non-resident Enterprises (the “Announcement 24”), which has been revised in accordance with Circular 7 and Announcement 37.

On October 17, 2017, the Chinese State Administration of Taxation issued the Announcement 37 (as defined above), which became effective on December 1, 2017. According to which, the Interim Measures for the Administration of Withholding of the Source of Enterprise Income Tax for Non-resident Enterprises (the “Interim Measures”) has been repealed.

In accordance with the CIT Law and the Announcement 37, if a non-resident enterprise obtains the income originating from the PRC, or the taxable income, including equity investment income such as dividend and bonus, interest, rental and royalty income, income from property transfer and other income, the payable enterprise income tax on the taxable income shall be withheld at the source by the enterprise or individual who is directly obligated to make relevant payment to the non-resident enterprise under relevant laws or contracts, or the withholding agent.

The withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation. Where the income obtained by the withholding agent and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains. Where the non-resident enterprise receives in installments the income subject to withholding of tax at the source from the same transfer of property, the amount received thereby in installments can be deemed as the recovered cost of the property invested previously and the withholding tax shall be calculated and paid after the recovery of the cost in full.

The withholding agent shall complete the Form of Report on Withholding of Enterprise Income Tax of the People’s Republic of China in declaration and payment of the tax required to be withheld. The withholding agent may submit relevant declaration materials before declaration and payment of the tax required to be withheld and such materials shall not be submitted repetitively in declaration.

In the event that a non-resident enterprise fails to file and pay the withheld tax in the manner or within the timeframe required, it will be ordered by the tax authority to pay the withhold tax within a limited period of time.

Value-Added Tax

In addition to Chinese income tax, Yuchai is subject to tax on its sales. With effect from November 19, 2017, the amended Value-Added Tax Provisional Regulations subject all goods produced or processed in China, other than real property and goods produced or processed for export, to a value-added tax or VAT at each stage or sale in the process of manufacture, processing, distribution and sale to the ultimate consumer. Commencing from 2012, the application of VAT has been gradually expanded to certain industries through a VAT pilot program to replace business and services taxes. On May 1, 2016, following the completion of the VAT pilot program, VAT was extended to cover the construction, real estate, finance and consumer services sectors. The basic VAT rate is 17% of the sales price of the item, although certain goods are assessed at a preferential VAT rate of 13%. The VAT applicable to the services sector is assessed at a rate of between 3% - 17%.

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

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning and disposing of Common Stock. It applies to a US Holder (as defined below) that holds the Common Stock as capital assets for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, including:

•	a financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a real estate investment trust,

•	a regulated investment company,

•	U.S. expatriates,

•	persons who acquired Common Stock pursuant to the exercise of any employee share option or otherwise as compensation,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the stock of the Company (by vote or value),

•	a person that owns Common Stock through a partnership or other pass-through entity,

•	a person that holds Common Stock as part of a straddle or a hedging or conversion transaction,

•	a person whose functional currency is not the US dollar, or

•

a person subject to special tax accounting rules as a result of any item of gross income with respect to the Common Stock being taken into account in an applicable financial statement. This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

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

For foreign tax credit limitation purposes, the dividend will generally constitute foreign source income and will generally be “passive category income”.

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term, medium-term and long-term Renminbi denominated borrowings obtained by Yuchai. The interest rates of such borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. We also have various credit facilities from banks in Singapore to finance our working capital requirements. As of December 31, 2017, we had outstanding consolidated loans of RMB 1,626.3 million (US$257.0 million).

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

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at December 31, 2017 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2017 of the Company would increase/decrease by RMB 22.0 million (US$3.5 million) (2016: profit increase/decrease by RMB 15.7 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk in fiscal years 2016 and 2017 are primarily Singapore dollar, Euro, Renminbi and the United States dollar.

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

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2016	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Held for trading investment	12,181	—	—	—	—
Trade and other receivables	957	9,232	15,032	31,679	982
Cash and bank balances	117,763	3,841	7,247	—	—
Financial liabilities	(33,686)	—	(104,055)	—	—
Trade and other payables	(12,991)	(10,763)	(5,873)	(1,410)	—

	84,224	2,310	(87,649)	30,269	982

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2017	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Held for trading investment	24,714	—	—	—	—
Trade and other receivables	725	—	34,727	469	—
Cash and bank balances	418,875	1,486	16,068	—	498
Financial liabilities	(14,715)	—	—	—	—
Trade and other payables	(13,748)	(10,857)	(5,574)	(35,505)	(24)

	415,851	(9,371)	45,221	(35,036)	474

US$	65,701	(1,481)	7,145	(5,535)	75

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2016	2017	2017
	RMB	RMB	US$
	(in thousands)
Singapore dollar	8,422	41,585	6,570
Euro	231	(937)	(148)
United States dollar	(8,765)	4,522	714
Renminbi	3,027	(3,504)	(554)

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2017.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date of this report, the Company’s Audit Committee members are Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat, and Ho Raymond Chi-Keung. See “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Pursuant to SEC rules, the Board has designated Mr. Tan Aik-Leang as the Company’s Audit Committee Financial Expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	Audit fees		Audit- related fees	Others		Total
	RMB		RMB	RMB		RMB
	(in thousand)
2016	2,540	(1)	528	33	(3)	3,101
2017	7,451	(2)	940	264	(3)	8,655

(1)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2016. The remaining audit fees of RMB 6.3 million were billed in 2017.

(2)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm for fiscal year 2017. The remaining audit fees of RMB 5.7 million had not been billed as of February 28, 2018.

(3)

Represents professional service charges billed to the Company (excluding HLGE) by its independent registered public accounting firm for the relevant year for anti-corruption and anti-bribery training activities in fiscal year 2016 and IFRS training activities in fiscal year 2017.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As our Common Stock is listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our audit committee consists of three directors: Tan Aik-Leang (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung. Each of Messrs. Tan, Neo and Ho satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices, which are in compliance with Bermuda law, and those followed by US companies can be found in “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Corporate Governance.”

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

Date: April 16, 2018

Exhibit Index

Exhibit Number	Description of Exhibit

1.1

Memorandum of Association of China Yuchai International Limited or the Registrant (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed by the Registrant on December 8, 1994 (File No. 33-86162), or the Form F-1).(P)

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).(P)

3.1

Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162)).(P)

3.2

Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-013522), or Form 20-F FY2001).(P)

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001).(P)

4.1

Contract for the Subscription of Foreign Common shares in Guangxi Yuchai Machinery Company Limited, or Yuchai, and Conversion from a Joint Stock Limited Company into a Sino-Foreign Joint Stock Limited Company, dated April 1, 1993, among Yuchai, Guangxi Yuchai Machinery Holdings Company, Hong Leong Technology Systems (BVI) Ltd., Cathay Clemente Diesel Holdings Limited, Goldman Sachs Guangxi Holdings (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd. and Youngstar Holdings Limited with amendments, dated May 27, 1994 and October 10, 1994 (incorporated herein by reference to the Form F-1).(P)

4.2

Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form F-1, filed by the Registrant on November 9, 1994 (File No. 33-86162)).(P)

4.3

Amended and Restated Shareholders’ Agreement, dated as of November 9, 1994 among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Hong Leong Asia Ltd., Coomber Investments Limited, China Everbright Holdings Company Limited, Diesel Machinery (BVI) Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to the Form F-1).(P)

4.4

Form of Amended and Restated Registration Right Agreement, dated as of November 9, 1994, among The Cathay Investment Fund, Limited, GS Capital Partners L.P., HL Technology Systems Pte Ltd, Coomber Investments Limited, owners of shares formerly held by Sun Yuan Overseas (BVI) Ltd. and the Registrant (incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form F-1, filed by the Registrant on December 15, 1994 (File No. 33-86162)).(P)

4.5

Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File no. 33-86162)).(P)

4.6

Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form F-1).(P)

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

15.1	Consent of Independent Registered Public Accounting Firm. (Filed herewith)

(P)	Previously filed on paper form

The Company has not included as exhibits certain instruments with respect to its long-term debt, the total amount of debt authorized under each of which does not exceed 10% of its total consolidated assets. The Company agrees to furnish a copy of any such instrument to the SEC upon request.

China Yuchai International Limited

Consolidated Financial Statements
December 31, 2017

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of China Yuchai International Limited at December 31, 2017 and 2016, and the results of its operations, changes in equity and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), China Yuchai International Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 16, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of China Yuchai International Limited’s management. Our responsibility is to express an opinion on China Yuchai International Limited’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to China Yuchai International Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as China Yuchai International Limited’s auditor since 2009

Singapore

April 16, 2018

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on Internal Control over Financial Reporting

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, China Yuchai International Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of China Yuchai International Limited as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 16, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

China Yuchai International Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on China Yuchai International Limited’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to China Yuchai International Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP

Singapore

April 16, 2018

China Yuchai International Limited

Consolidated Statement of Profit or Loss

(RMB and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2015	31.12.2016	31.12.2017	31.12.2017
		RMB’000	RMB’000	RMB’000	US$’000

Revenue	7	13,733,437	13,664,840	16,222,442	2,563,030
Cost of sales	8.1	(10,942,865)	(10,700,655)	(12,707,419)	(2,007,681)

Gross profit		2,790,572	2,964,185	3,515,023	555,349
Other operating income	8.2(a)	106,931	117,954	647,352	102,276
Other operating expenses	8.2(b)	(87,594)	(22,599)	(22,719)	(3,589)
Research and development costs	8.1	(506,955)	(588,007)	(608,181)	(96,088)
Selling, general and administrative costs	8.1	(1,497,774)	(1,504,360)	(1,815,853)	(286,892)

Operating profit		805,180	967,173	1,715,622	271,056
Finance costs	8.3	(116,351)	(79,683)	(100,439)	(15,869)
Share of (loss)/profit of associates and joint ventures, net of tax	5,6	(2,691)	(3,612)	10,054	1,589

Profit before tax		686,138	883,878	1,625,237	256,776
Income tax expense	9	(176,818)	(160,270)	(220,167)	(34,785)

Profit for the year		509,320	723,608	1,405,070	221,991

Attributable to:
Equity holders of the parent		341,108	515,737	953,922	150,713
Non-controlling interests		168,212	207,871	451,148	71,278

		509,320	723,608	1,405,070	221,991

Earnings per share
- Basic	10	8.81	12.89	23.40	3.70
- Diluted	10	8.81	12.89	23.40	3.70

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

(RMB and US$ amounts expressed in thousands, except per share data)

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

Profit for the year	509,320	723,608	1,405,070	221,991

Other comprehensive income
Items to be reclassified to profit or loss in subsequent periods, net of tax:
Foreign currency translation	31,533	36,394	(72,271)	(11,417)
Realization of foreign currency translation reserves upon disposal of foreign operation	—	—	(4,252)	(673)
Realization of foreign currency translation reserves upon liquidation of foreign operation	144	—	—	—

Net other comprehensive income to be reclassified to profit or loss in subsequent periods, net of tax	31,677	36,394	(76,523)	(12,090)

Total comprehensive income for the year, net of tax	540,997	760,002	1,328,547	209,901

Attributable to:
Equity holders of the parent	375,646	555,355	892,222	140,965
Non-controlling interests	165,351	204,647	436,325	68,936

	540,997	760,002	1,328,547	209,901

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

(RMB and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2016	31.12.2017	31.12.2017
		RMB’000	RMB’000	US$’000

ASSETS

Non-current assets
Property, plant and equipment	11	4,127,185	3,824,018	604,168
Investment property	12	7,298	7,434	1,174
Prepaid operating leases	13	379,636	367,270	58,026
Goodwill	14	212,636	212,636	33,595
Intangible assets	15	81,826	10,122	1,599
Investment in associates and joint ventures	5,6	180,187	198,287	31,328
Deferred tax assets	9	308,207	315,390	49,829
Long-term bank deposits	23	—	70,000	11,060
Other receivables	21	1,588	620	98
Other assets	19	—	303	48

		5,298,563	5,006,080	790,925

Current assets
Inventories	18	1,663,879	2,572,745	406,475
Trade and bill receivables	20	7,057,256	7,031,544	1,110,934
Other receivables and prepayments	21	386,365	384,390	60,731
Prepaid operating leases	13	12,546	12,546	1,982
Other assets	19	35,559	48,547	7,670
Cash and cash equivalents	23	3,653,914	5,390,324	851,633
Short-term bank deposits	23	363,043	514,074	81,220
Restricted cash	23	36,000	54,809	8,659
Asset classified as held for sale	22	89,381	—	—

		13,297,943	16,008,979	2,529,304

Total assets		18,596,506	21,015,059	3,320,229

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

(RMB and US$ amounts expressed in thousands, except per share data)

	Note	31.12.2016	31.12.2017	31.12.2017
		RMB’000	RMB’000	US$’000

EQUITY AND LIABILITIES

Equity
Issued capital	24	2,059,076	2,081,138	328,805
Preference shares	24	21	21	3
Statutory reserves	26	299,144	301,026	47,560
Capital reserves		30,954	30,704	4,851
Retained earnings		5,306,199	6,009,395	949,441
Other components of equity	26	(11,560)	(74,722)	(11,805)

Equity attributable to equity holders of the parent		7,683,834	8,347,562	1,318,855
Non-controlling interests		2,301,978	2,631,714	415,792

Total equity		9,985,812	10,979,276	1,734,647

Non-current liabilities
Interest-bearing loans and borrowings	16(b)	16,270	26,341	4,162
Other liabilities	16(a)	70	46	7
Deferred tax liabilities	9	115,758	116,468	18,401
Deferred grants	17	315,950	331,377	52,355
Other payables	28	136,772	156,347	24,702

		584,820	630,579	99,627

Current liabilities
Trade and other payables	28	6,845,043	7,468,149	1,179,914
Interest-bearing loans and borrowings	16(b)	894,136	1,600,000	252,789
Other liabilities	16(a)	178	33	5
Provision for taxation		47,667	46,716	7,381
Provision for product warranty	29	238,850	290,306	45,866

		8,025,874	9,405,204	1,485,955

Total liabilities		8,610,694	10,035,783	1,585,582

Total equity and liabilities		18,596,506	21,015,059	3,320,229

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(RMB and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 24)	Preference shares (Note 24)	Statutory reserves (Note 26)	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Other reserve on transaction with non- controlling interests	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2015	1,840,227	21	302,780	2,932	4,924,767	(95,395)	5,263	8,762	(925)	6,988,432	2,163,382	9,151,814

Profit for the year	—	—	—	—	341,108	—	—	—	—	341,108	168,212	509,320
Other comprehensive income for the year, net of tax	—	—	—	—	—	34,538	—	—	—	34,538	(2,861)	31,677

Total comprehensive income for the year	—	—	—	—	341,108	34,538	—	—	—	375,646	165,351	540,997
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Shares issued during the year (Note 24)	115,493	—	—	—	—	—	—	—	—	115,493	—	115,493
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(108,511)	(108,511)
Dividends declared and paid (US$1.10 per share)	—	—	—	—	(257,500)	—	—	—	—	(257,500)	—	(257,500)
Cost of share-based payments (Note 27)	—	—	—	—	—	—	10,275	—	—	10,275	—	10,275

Changes in ownership interests in subsidiaries
Disposal of a subsidiary	—	—	(5,891)	—	5,891	—	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	28,022	—	—	—	(8,762)	(11,989)	7,271	(29,770)	(22,499)

Other
Transfer to statutory reserves	—	—	1,332	—	(1,332)	—	—	—	—	—	—	—

At December 31, 2015	1,955,720	21	298,221	30,954	5,012,934	(60,857)	15,538	—	(12,914)	7,239,617	2,190,452	9,430,069

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(RMB and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 24)	Preference shares (Note 24)	Statutory reserves (Note 26)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 26)	Performance shares reserve (Note 26)	Reserve of asset classified as held for sale (Note 22, Note26)	(Premium paid for)/ discount on acquisition of non- controlling interests (Note 26)	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2016	1,955,720	21	298,221	30,954	5,012,934	(60,857)	15,538	—	(12,914)	7,239,617	2,190,452	9,430,069

Profit for the year	—	—	—	—	515,737	—	—	—	—	515,737	207,871	723,608
Other comprehensive income for the year, net of tax	—	—	—	—	—	39,618	—	—	—	39,618	(3,224)	36,394

Total comprehensive income for the year	—	—	—	—	515,737	39,618	—	—	—	555,355	204,647	760,002
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Shares issued during the year (Note 24)	103,356	—	—	—	—	—	—	—	—	103,356	—	103,356
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(84,450)	(84,450)
Dividends declared and paid (US$0.85 per share) (Note 25)	—	—	—	—	(221,549)	—	—	—	—	(221,549)	—	(221,549)
Cost of share-based payments (Note 27)	—	—	—	—	—	—	5,301	—	—	5,301	—	5,301

Changes in ownership interest in subsidiaries
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	1,754	1,754	(8,671)	(6,917)

Others
Transfer to statutory reserves	—	—	923	—	(923)	—	—	—	—	—	—	—
Reserve attributable to asset classified as held for sale	—	—	—	—	—	(22,720)	—	22,720	—	—	—	—

At December 31, 2016	2,059,076	21	299,144	30,954	5,306,199	(43,959)	20,839	22,720	(11,160)	7,683,834	2,301,978	9,985,812

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(RMB and US$ amounts expressed in thousands, except per share data)

	Attributable to the equity holders of the parent
	Issued capital (Note 24)	Preference shares (Note 24)	Statutory reserves (Note 26)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 26)	Performance shares reserve (Note 26)	Reserve of asset classified as held for sale (Note 22, Note 26)	(Premium paid for)/ discount on acquisition of non- controlling interests (Note 26)	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2017	2,059,076	21	299,144	30,954	5,306,199	(43,959)	20,839	22,720	(11,160)	7,683,834	2,301,978	9,985,812

Profit for the year	—	—	—	—	953,922	—	—	—	—	953,922	451,148	1,405,070
Other comprehensive income for the year, net of tax	—	—	—	—	—	(38,980)	—	(22,720)	—	(61,700)	(14,823)	(76,523)

Total comprehensive income for the year	—	—	—	—	953,922	(38,980)	—	(22,720)	—	892,222	436,325	1,328,547

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Shares issued during the year (Note 24)	22,062	—	—	—	—	—	—	—	—	22,062	—	22,062
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(98,941)	(98,941)
Dividends declared and paid (US$0.90 per share) (Note 25)	—	—	—	—	(248,844)	—	—	—	—	(248,844)	—	(248,844)
Cost of share-based payments (Note 27)	—	—	—	—	—	—	1,592	—	—	1,592	—	1,592
Exercise of share option	—	—	—	—	—	—	(2,673)	—	—	(2,673)	—	(2,673)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests	—	—	—	(250)	—	—	—	—	(381)	(631)	(7,648)	(8,279)
Other
Transfer to statutory reserves	—	—	1,882	—	(1,882)	—	—	—	—	—	—	—

At December 31, 2017	2,081,138	21	301,026	30,704	6,009,395	(82,939)	19,758	—	(11,541)	8,347,562	2,631,714	10,979,276

US$’000	328,805	3	47,560	4,851	949,441	(13,104)	3,122	—	(1,823)	1,318,855	415,792	1,734,647

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

(RMB and US$ amounts expressed in thousands, except per share data)

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

Operating activities

Profit before tax	686,138	883,878	1,625,237	256,776
Adjustments:
Amortization of prepaid operating leases	13,433	12,819	12,366	1,954
Bad debt written off	—	—	10	2
Cost of share-based payments	10,275	5,301	1,592	252
Depreciation of property, plant and equipment	456,002	465,093	431,567	68,184
Depreciation of investment property	—	248	248	39
Dividend income from held for trading investment	—	(943)	(2,532)	(400)
Exchange loss/(gain)	45,354	(3,407)	(8,319)	(1,315)
Fair value (gain)/loss on foreign exchange forward contract	(15,506)	140	—	—
Fair value loss/(gain) on held for trading investment	10,871	243	(12,768)	(2,017)
Finance costs	116,351	79,683	100,439	15,869
(Gain)/loss on disposal of:
- associate	—	—	(199)	(31)
- joint venture	—	—	(107,976)	(17,059)
- intangibles asset	—	—	(115,235)	(18,206)
- prepaid operating leases	(2,511)	—	—	—
- property, plant and equipment	14,874	14,020	(11,668)	(1,843)
- subsidiaries	13,647	—	(216,115)	(34,145)
Gain on liquidation of joint venture	(348)	—	—	—
Government grants	(19,597)	(36,533)	(28,035)	(4,430)
Interest income	(41,314)	(56,983)	(105,421)	(16,656)
Impairment losses on intangible asset	26,700	1,131	40,000	6,320
Impairment losses on property, plant and equipment	2,873	3,297	20,845	3,293
Impairment losses/(reversal of impairment losses) on trade receivables, net	32,938	3,696	(10,854)	(1,715)
Loss on dilution of equity interest in joint venture	2,848	—	—	—
Property, plant and equipment written off	4,931	5	5,682	898
Share of loss/(profit) of associates and joint ventures, net of tax	2,691	3,612	(10,054)	(1,589)
Write-down/(reversal of write-down) of inventories, net	35,260	(5,171)	(19,901)	(3,144)
Write-back of trade and other payables	(9)	—	(29)	(5)
Write-back of allowance for anticipated losses on development properties	(2,976)	—	—	—

Profit before tax after adjustments	1,392,925	1,370,129	1,588,880	251,032

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

(RMB and US$ amounts expressed in thousands, except per share data)

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

Changes in working capital
Decrease/(increase) in inventories	168,176	55,299	(897,437)	(141,789)
Decrease in trade and other receivables	700,571	122,192	31,121	4,917
(Decrease)/increase in trade and other payables	(439,180)	861,488	850,201	134,326
Decrease in development properties	—	—	377	60

Cash flows from operating activities	1,822,492	2,409,108	1,573,142	248,546
Income taxes paid	(135,774)	(133,021)	(202,975)	(32,069)

Net cash flows from operating activities	1,686,718	2,276,087	1,370,167	216,477

Investing activities
Additional investment in subsidiaries	(22,499)	(9,076)	(8,279)	(1,308)
Additional investment in associates and joint ventures	(2,591)	(1,255)	(75,000)	(11,849)
Dividend received from:
- held for trading investment	—	943	2,532	400
- joint ventures	1,190	598	754	119
Interest received	46,402	56,734	108,481	17,139
Net cash inflow on liquidation of a joint venture	1,763	—	—	—
Proceeds from disposal of:
- associate	—	—	1,832	289
- intangible assets	—	—	50,000	7,900
- joint venture	—	—	182,679	28,862
- prepaid operating leases	4,505	—	—	—
- property, plant and equipment	6,602	667	15,640	2,471
- subsidiaries, net of cash disposed	170,703	—	341,602	53,971
Proceeds from government grants	39,558	13,639	50,095	7,915
Purchase of property, plant and equipment	(397,817)	(351,472)	(289,472)	(45,735)
Withdrawal/(placement) of fixed deposits with banks, net	126,688	(282,809)	(254,294)	(40,177)

Net cash flows (used in)/from investing activities	(25,496)	(572,031)	126,570	19,997

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

(RMB and US$ amounts expressed in thousands, except per share data)

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

Financing activities
Dividends paid to:
- equity holders of the parent	(142,007)	(118,193)	(235,947)	(37,278)
- non-controlling interests	(94,899)	(87,975)	(97,009)	(15,327)
Interest paid and discounting on bills receivable	(108,279)	(110,774)	(107,246)	(16,944)
Payment of finance lease liabilities	(85)	(61)	(38)	(6)
Proceeds from:
- borrowings	2,534,384	1,255,659	1,814,618	286,697
- issue of bonds	398,777	—	—	—
- issue of shares	—	—	6,617	1,045
(Placement)/withdrawal of fixed deposits pledged with banks for banking facilities	(300,564)	300,564	—	—
Repayment of borrowings	(2,772,862)	(2,793,206)	(1,100,133)	(173,813)

Net cash flows (used in)/from financing activities	(485,535)	(1,553,986)	280,862	44,374

Net increase in cash and cash equivalents	1,175,687	150,070	1,777,599	280,848
Cash and cash equivalents at January 1	2,291,345	3,474,364	3,653,914	577,292
Effect of exchange rate changes on balances in foreign currencies	7,332	29,480	(41,189)	(6,507)

Cash and cash equivalents at December 31	3,474,364	3,653,914	5,390,324	851,633

Significant non-cash transactions

During 2015, 2016 and 2017, certain customers settled their debts with trade bills amounting to RMB 12,032 million, RMB 12,203 million and RMB 14,696 million (US$2,322 million) respectively. The outstanding trade bills were classified as bills receivable in the financial statements.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2017 were authorized for issue in accordance with a resolution of the directors on April 16, 2018.

China Yuchai International Limited is a limited company incorporated under the laws of Bermuda on April 29, 1993 whose shares are publicly traded. The registered office of the Company is located at 2 Clarendon House, Church Street, Hamilton HM11, Bermuda. On March 7, 2008, the Company registered a branch office in Singapore, located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. The principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581.

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

The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai (“Foreign Shares of Yuchai”). Guangxi Yuchai Machinery Group Company Limited (“State Holding Company” or “SHC”), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai (“State Shares of Yuchai”).

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

As at December 31 2017, Yuchai has nine direct and thirty-three indirectly owned subsidiaries, three joint ventures and one associate. Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”) and Guangxi Yuchai Accessories Manufacturing Company Limited (“GYAMC”) are the two most significant subsidiaries of Yuchai. YMMC has thirty wholly-owned subsidiaries (collectively “YMMC Group”) located at various provinces in the PRC. The principal business of YMMC Group are trading and distribution of spare parts of diesel engines and automobiles. GYAMC has one wholly-owned subsidiary (collectively “GYAMC Group”). The principal business of GYAMC Group are sales and manufacturing of spare parts and components of diesel engines. The detailed information of Yuchai’s significant subsidiaries, joint ventures and associates are disclosed in Notes 4, 5 and 6.

As used in this Consolidated Financial Statements, the term “Yuchai” refer to Guangxi Yuchai Machinery Company Limited and its subsidiaries.

Relating to Yuchai’s equity interest in Jining Yuchai Engine Company Limited

In September 2014, Yuchai transferred its entire 70% shareholding interest in Jining Yuchai Engine Company Limited (“Jining Yuchai’) to an independent third party (the “Purchaser”) for a consideration of RMB 1.00 Yuan. The other shareholder, Zhejiang Geely Holding Group also transferred its entire 30% shareholding interest in Jining Yuchai. Pursuant to the transfer, Yuchai entered into the following agreements with the Purchaser and Jining Yuchai:

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.2	Investment in Guangxi Yuchai Machinery Company Limited (cont’d)

Relating to Yuchai’s equity interest in Jining Yuchai Engine Company Limited (cont’d)

(i)	Loan Agreement (cont’d)

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

In 2014, under the Management Agreement entered into between Yuchai and the Purchaser, Yuchai has been appointed by the Purchaser to manage Jining Yuchai in all matters relating to the running of its operations and management of its assets. The term of the agreement is for one year which may be extended upon mutual agreement and the management fee is RMB 240 per annum. In October 2016 the management agreement has been renewed and extended for one more year.

Yuchai through the above-mentioned contractual arrangements has the power to exercise effective control and is able to direct the activities of Jining Yuchai that most significantly affect its economic performance, and has the exposure or rights to receive benefits from Jining Yuchai from its involvement. Accordingly, Yuchai continues to consolidate the financial results of Jining Yuchai for financial year ended at December 2014, 2015 and 2016.

In November 2017, Yuchai acquired the entire equity interest in Jining Yuchai for a cash consideration of RMB250 from the Purchaser. The acquisition was made pursuant to the irrevocable option to acquire the shares in Jining Yuchai granted to Yuchai.

1.3	Investment in HL Global Enterprises Limited

In February 2006, the Group acquired debt and equity securities interest in HL Global Enterprises Limited (“HLGE”) through the Group’s wholly-owned subsidiaries, Grace Star Limited (“Grace Star”) and Venture Lewis Limited (“Venture Lewis’). HLGE is a public company listed on the main board of the Singapore Exchange Securities Trading Limited (“Singapore Exchange”) and primarily engaged in investment holding, and through its group companies, invests in rental property, hospitality and property developments in Asia.

The Group shareholding has changed through various transactions, the Group’s equity interest in HLGE was 49.4% as at December 31, 2011.

On January 13, 2012, Grace Star transferred 24,189,170 Series B redeemable convertible preference shares (“RCPS”), representing 100% of remaining unconverted Series B RCPS, in the capital of HLGE (the “Trust Preference Shares”) to the Trustee pursuant to a trust deed entered into between HLGE and the Trustee. On January 16, 2012, the Trust Preference Shares were mandatorily converted into 24,189,170 new ordinary shares in the capital of HLGE (the “Trust Shares”) resulting in the Group’s shareholding interest in HLGE decreasing from 49.4% to 48.1%. On April 4, 2012, as a result of the conversion of all the outstanding Series A redeemable convertible preference shares held by Venture Delta Limited and Grace Star, into new ordinary shares in the capital of HLGE, Group’s shareholding interest in HLGE increased from 48.1% to 48.9%. The Trust Shares are accounted for as treasury shares by HLGE, issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, the Group’s shareholding interest in HLGE is stated as 50.1%, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust.

As of December 31, 2013, the Group’s interest in HLGE remained at 50.1%, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

1.	Corporate information (cont’d)

1.3	Investment in HL Global Enterprises Limited (cont’d)

In 2014, the Group purchased in the open market an aggregate of 465,000 ordinary shares in the capital of HLGE. As of December 31, 2014, the Group’s interest in HLGE increased from 50.1% to 50.2%, net of the ordinary shares held by the Trustee under the Trust.

In 2015, HLGE undertook a share consolidation exercise to consolidate every 10 ordinary shares in the capital of HLGE into one ordinary share. Upon completion of the share consolidation exercise, the Group held 47,107,707 ordinary shares of HLGE. As at December 31, 2015, Group’s interest in HLGE was 50.2%, net of the ordinary shares held by the Trustee under the Trust.

As of December 31, 2016 and 2017, the Group’s shareholding interest in HLGE remains at 50.2%, net of the ordinary shares held by the Trustee under the Trust.

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

Translation of amounts from Renminbi to US Dollar (“USD”) is solely for the convenience of the reader. Translation of amounts from Renminbi to US Dollar has been made at the rate of RMB 6.3294 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on February 28, 2018 and all values are rounded to the nearest thousand (“US$’000”) except when otherwise indicated.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (the “Group”) as at December 31, 2017. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognizes the loss within “Share of (loss)/profit of associates and joint ventures, net of tax” in the statement of profit or loss.

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

Sale of completed development properties

A development property is regarded as sold when the significant risks and rewards have been transferred to the buyer, which is normally on unconditional exchange of contracts. For conditional exchanges, sales are recognized only when all the significant conditions are satisfied.

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

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

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

Construction in progress is stated at cost, net of accumulated impairment losses, if any. Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

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

Research costs are expensed as incurred. The Group received research and development subsidies of RMB 26,815 and RMB 60,817 (US$9,609) for the years ended December 31, 2016 and 2017 respectively.

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. Development costs are amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually. In 2015, 2016 and 2017, capitalized development expenditures are not amortized because the intangible asset has not been completed.

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

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(n)	Financial instruments – initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

•	Held-to-maturity investments

•	Available-for-sale financial assets

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

Financial assets designated upon initial recognition at fair value through profit or loss are designated at their initial recognition date and only if the criteria under IAS 39 are satisfied. The Group has designated its remaining 7.7% shareholding interest in Thakral Corporation Ltd (“TCL”) as financial assets at fair value through profit or loss.

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

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income in the statement of profit or loss. The losses arising from impairment are recognized in the statement of profit or loss as finance costs. The Group did not have any held-to-maturity investments as of December 31, 2016 and 2017.

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

The Group did not have AFS financial assets in 2016 and 2017.

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

AFS financial assets (cont’d)

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

Cash and cash equivalents comprise cash at bank and on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amount of cash and which are subject to an insignificant risk of changes in value.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(s)	Leases (cont’d)

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

Product warranty

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road applications engines, warranties extend for a duration (generally 3 to 36 months) or mileage (generally 20,000 to 300,000 kilometers), whichever is the lower. For other applications engines, warranties extend for a duration of generally 12 to 24 months. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

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

That cost is recognized in “staff cost” (Note 8.4), together with a corresponding increase in performance share reserve in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

Development properties are held as inventories and are measured at the lower of cost and net realizable value.

Non-refundable commissions paid to sales or marketing agents on the sale of real estate units are expensed when incurred.

Costs to complete development include cost of land and other direct and related development expenditure, including borrowing costs incurred in developing the properties. Net realizable value of development properties is the estimated selling price in the ordinary course of business, based on market prices at the reporting date and discounted for the time value of money if material, less the estimated costs of completion and the estimated costs necessary to make the sale.

(y)	Segment reporting

For management purposes, the Group is organized into operating segments based on their products and services which are independently managed by the respective segment managers responsible for the performance of the respective segments under their charge. The segment manager’s report directly to the management of the Company who regularly review the segment results in order to allocate resources to the segments and to assess the segment performance. Additional disclosures on each of these segments are shown in Note 32, including the factors used to identify the reportable segments and the measurement basis of segment information.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures

New and amended standards and interpretations

The Group applied for the first time certain amendments to the standards, which are effective for annual periods beginning on or after January 1, 2017. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments applied for the first time in 2017, they did not have a material impact on the annual consolidated financial statements of the Group. The nature and the impact of each new standard or amendment is described below:

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Group has provided the information for both the current and the comparative period in Note 36.

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

The Group applied amendments retrospectively. However, their application has no effect on the Group’s financial position and performance as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

IFRS Practice Statement 2: Making Materiality Judgements

The Practice Statement (PS) contains non-mandatory guidance to help entities making materiality judgements when preparing general purpose IFRS financial statements. The PS may also help users of financial statements to understand how an entity makes materiality judgements in preparing such financial statements.

The PS comprises guidance in three main areas:

(i)	General characteristics of materiality

(ii)	A four-step process that may be applied in making materiality judgements when preparing financial statements. This process describes how an entity could assess whether information is material for the purposes of recognition, measurement, presentation and disclosure.

(iii)	How to make materiality judgements in specific circumstances, namely, prior period information, errors and covenants and in the context of interim reporting.

Furthermore, the PS discusses the interaction between the materiality judgements an entity is required to make and local laws and regulations. The PS includes examples illustrating how an entity might apply the guidance.

The PS is a non-mandatory document, it does not change or introduce any requirements in IFRS. However, the PS provides helpful guidance for entities making materiality judgements and thus may improve the communication effectiveness of financial statements.

Companies are permitted to apply the guidance in the PS to financial statements prepared any time after September 14, 2017.

The Group believe that appropriate materiality judgements have been made in the preparation of its consolidated financial statements for financial year ended December 31, 2017.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policy and disclosures (cont’d)

Annual improvements 2014-2016 cycle

Amendments to IFRS 12 Disclosure of Interests in Other Entities – Clarification of the scope of the disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

These amendments have no material impact to the Group.

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

The Group plans to adopt the new standard on the required effective date without restating prior periods’ information. During 2017, the Group has performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9.

Overall, except for the implementation of a change in the classification and measurement of bills receivable, the Group expects no significant impact on its consolidated statement of financial position and equity.

The Group does not apply hedge accounting.

The Group’s assessment of the elements of IFRS 9 is as described below:

(a)	Classification and measurement

The Group considers business model for managing the financial assets and contractual cash flow characteristics of the financial assets, and conclude that the measurement basis arising from adopting the new classification and measurement model under IFRS 9 as below.

Loans and trade and other receivables that are currently accounted for at amortized cost will continue to be accounted for using amortized cost model under IFRS 9. Loans as well as trade and other receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

Bills receivable that are currently accounted for at amortized cost will be accounted for at fair value through other comprehensive income under IFRS 9.

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

IFRS 9 Financial Instruments (cont’d)

(b)	Impairment

IFRS 9 requires the Group to record expected credit losses on all of its trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group does not expect a significant change in the expected loss allowance by adopting the new IFRS 9 compared with Group’s current practice.

(c)	Other adjustments

In addition to the adjustments described above, on adoption of IFRS 9, the Group does not expect significant adjustments to the other items of the consolidated financial statements.

In summary, the impact of IFRS 9 adoption is expected to result in a decrease in trade and other receivables by RMB 137.3 million (US$21.7 million) and a decrease in the equity by RMB 137.3 million (US$21.7 million) as of December 31, 2017.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and amended in April 2016, establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the full retrospective method.

The Group has performed a preliminary impact assessment of IFRS 15 based on currently available information. This assessment may be subject to changes arising from ongoing analysis.

The Group expects the following impact upon the adoption of IFRS 15:

(a)	Warranty obligation

The Group provides certain warranties for both general repairs and maintenance services as part of the sales of goods. For general repairs, such warranties will be assurance-type warranties which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with its current practice. For maintenance services, under IFRS 15, such warranties will be accounted for as service-type warranties and, therefore, will be accounted for as a separate performance obligation for which the Group will allocate a portion of the transaction price to this performance obligation.

Upon the adoption of IFRS 15, the Group expects to record an adjustment to the consolidated statement of profit or loss for the financial year ended December 31, 2017 with a decrease in selling and distribution expenses by RMB 195.9 million (US$31.0 million), a decrease in revenue by RMB 21.1 million (US$3.3 million) and an increase in cost of sales by RMB 176.8 million (US$27.9 million). The Group also expects to record an adjustment to the consolidated statement of financial position as at December 31, 2017 with a decrease in provision for product warranty by RMB 19.1 million (US$3.1million), an increase in contract liability by RMB 21.1 million (US$3.3 million) and a decrease in retained earnings as at January 1, 2017 by RMB 5.3 million (US$0.8 million).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRS 15 Revenue from Contracts with Customers (cont’d)

(b)	Variable consideration

•	Volume rebates and trade discounts

The Group provides volume rebates or trade discount to its customers. Currently, the Group recognizes revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of volume rebates and trade discounts. Under its existing accounting policy, the Group estimates the expected volume rebates or trade discount using the expected amount of rebates approach and included them in accruals.

IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue. The Group has closely monitored and assessed the provision for volume rebates and trade discounts and does not expect material impact in revenue recognition.

•	Rights of return

Under IFRS 15, an entity estimates the transaction price and recognizes revenue based on the amounts to which the entity expects to be entitled through the end of the return period, and recognize such amount of expected returns as a refund liability, representing its obligation to return the customer’s consideration.

To assess the impact in this regard, the Group has collated the statistics of actual sales return incurred for the past years. Based on the historical records and management estimates, the Group believes the effect from the sales with a right of return on adoption of IFRS 15 is insignificant to the overall financial results of the Group.

(c)	Performance obligation

Under IAS 18 Revenue, the sale of a certain intangible asset amounting to RMB 115.2 million (US$18.2 million) was recognized in 2017 as other income, as the requirement for the production milestone was fulfilled.

With the adoption of IFRS 15, management has reviewed and concluded that the Group had significantly performed its obligations in 2015. Therefore, upon the adoption of IFRS 15, it will result in a decrease in other operating income of RMB 115.2 million (US$18.2 million) and tax expense of RMB 26.0 million (US$4.1 million) for the financial year ended December 31, 2017, and a corresponding increase in retained earnings of RMB 89.2 million (US$14.1 million) as at January 1, 2017.

(d)	Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Group’s financial statements. Many of the disclosure requirements in IFRS 15 are new and the Group has assessed that the impact of some of these disclosures requirements will be significant. In particular, the Group expects that the notes to the financial statements will be expanded because of the disclosure of significant judgements made: when determining the transaction price of those contracts that include variable consideration, how the transaction price has been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling prices of each performance obligation. Also, extended disclosures are expected as a result of the significant judgement made when assessing the contracts where the Group has concluded that: it acts as an agent instead of a principal, there is a significant financing component, and service-type warranties are provided. In addition, as required by IFRS 15, the Group will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. In 2017, the Group continued testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

In summary, with the adoption of IFRS 15, the Group expects to record a decrease in its selling and distribution expenses by RMB 195.9 million (US$31.0 million), a decrease in revenue by RMB 21.1 million (US$3.3 million), a decrease in other operating income by RMB 115.2 million (US$18.2 million), a decrease in tax expense by RMB 26.0 million (US$ 4.1 million) and an increase in cost of sales by RMB 176.8 million (US$27.9 million) to its consolidated statement of profit or loss for the financial year ended December 31, 2017. The Group also expects to record a decrease in provision for product warranty by RMB 19.1 million (US$3.1 million), an increase in contract liability by RMB 21.1 million (US$3.3 million) and an increase in retained earnings by RMB 83.9 million (US$ 13.3 million) as at January 1, 2017.

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

The Group’s Equity Incentive Plan is considered an equity-settled share-based payment transactions and all the share options granted under this plan were vested in July 2017. The Group does not plan to elect for retrospective application and does not expect the amendments to have any material impact to the Group.

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

The Group plans to adopt the new standard on the required effective date. In 2018, the Group will continue to assess the potential effect of IFRS 16 on its consolidated financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (“IFRS 4”) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts

IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration.

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

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The Interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments (cont’d)

The Interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available.

The Group is currently assessing the impact of the interpretation and plans to adopt the interpretation on the required effective date.

Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts – Amendments to IFRS 4

The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing IFRS 17 Insurance Contracts, which replaces IFRS 4. The amendments introduce two options for entities issuing insurance contracts:

(i)	Temporary exemption from IFRS 9

The optional temporary exemption from IFRS 9 permits entities whose predominant activities are connected with insurance to defer the application of IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments Standard—IAS 39.

(ii)	The overlay approach

The overlay approach permits all issuers of insurance contracts to recognize in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts Standard is issued.

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

Transfers of Investment Property -Amendments to IAS 40

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

Annual improvements 2014-2016 cycle (issued in December 2016)

IFRS 1 First-time Adoption of International Financial Reporting Standards - Deletion of short-term exemptions for first-time adopters

Short-term exemptions in paragraphs E3–E7 of IFRS 1 were deleted because they have now served their intended purpose. The amendment is effective from January 1, 2018. This amendment is not applicable to the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Annual improvements 2014-2016 cycle (issued in December 2016) (cont’d)

AIP IAS 28 Investments in Associates and Joint Ventures – Clarification that measuring investees at fair value through profit or loss is an investment – by – investment choice

The amendments clarify that:

(i)

An entity that is a venture capital organization, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss.

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

Prepayment Features with Negative Compensation – Amendments to IFRS 9

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendment is effective for annual periods beginning on or after January 1, 2019. The amendments must be applied retrospectively; earlier application is permitted. The amendment provides specific transition provisions if it is only applied in 2019 rather than in 2018 with the remainder of IFRS 9.

The Group does not plan to early adopt the amendments and does not expect the amendments to have material impact to the Group.

Modification or exchange of a financial liability that does not result in derecognition

The IASB clarified that the requirements in IFRS 9 for adjusting the amortized cost of a financial liability, when a modification (or exchange) does not result in derecognition, are consistent with those applied to the modification of a financial asset that does not result in derecognition.

The gain or loss arising on modification of a financial liability that does not result in derecognition, calculated by discounting the change in contractual cash flows at the original effective interest rate, is immediately recognized in profit or loss.

This clarification relates to the application of IFRS 9 and does not need to be applied to the accounting for modification of liabilities under IAS 39 Financial Instruments: Recognition and Measurement. Any entities that have not applied this accounting under IAS 39 are therefore likely to have a change of accounting on transition. As there is no specific relief, this change needs to be made retrospectively.

The Group does not plan to early adopt the amendments and does not expect the amendments to have material impact to the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Annual improvements 2014-2016 cycle (issued in December 2016) (cont’d)

Long-term interests in associates and joint ventures – Amendments to IAS 28

The amendments clarify that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The Board also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

The amendment is effective for annual periods beginning on or after January 1, 2019. Entities must apply the amendments retrospectively, with certain exceptions. Early application of the amendments is permitted and must be disclosed.

The amendments will eliminate ambiguity in the wording of the standard.

The amendment do not have any impact on the Group.

Annual improvements 2015-2017 cycle (issued in December 2017)

IFRS 3 Business Combinations – Previously held Interests in a joint operation

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019. Earlier application is permitted.

The Group does not plan to early adopt the amendments.

IFRS 11 Joint Arrangements – Previously held Interests in a joint operation

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019. Earlier application is permitted.

The Group does not plan to early adopt the amendments.

IAS 12 Income Taxes – Income tax consequences of payments on financial instruments classified as equity

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

The Group does not plan to early adopt the amendments. The Group does not expect the amendments to have material impact to the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Annual improvements 2015-2017 cycle (issued in December 2017) (cont’d)

IAS 23 Borrowing Costs – Borrowing costs eligible for capitalization

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments.

An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

The Group does not plan to early adopt the amendments. The Group does not expect the amendments to have material impact to the Group.

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

Consolidation of a structured entity

As discussed in Note 1.2 above, based on the contractual terms, the Group assessed that the voting rights in Jining Yuchai are not the dominant factor in deciding who controls Jining Yuchai. Also, it is assessed that there is insufficient equity financing to allow Jining Yuchai to finance its activities without the non-equity financial support from Yuchai. Therefore, the Group concluded that Jining Yuchai is a structured entity under IFRS 10 and, through the contractual arrangements, has the power to exercise effective control and is able to direct the activities of Jining Yuchai that most significantly affect its economic performance, and has the exposure or rights to receive benefits from Jining Yuchai from its involvement. Therefore, Jining Yuchai was consolidated in the Group’s consolidated financial statements for financial year 2015 and 2016. In 2017, Yuchai acquired 100% equity interest of Jining Yuchai from the Purchaser, Jining Yuchai became a wholly owned subsidiary of the Group and consolidated in the Group’s consolidated financial statements for financial year 2017.

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

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2016 and 2017 are RMB 308,207 and RMB 315,390 (US$49,829) respectively. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by RMB 182,726 (US$28,869) for year ended December 31, 2017 (2016: RMB 189,589).

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

Impairment of trade receivables

The Group makes impairment on trade receivables based on an assessment of the recoverability of trade receivables. Impairment is applied to trade receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade receivables and impairment loss in the period in which such estimate has been changed. The carrying amounts of impairment of trade receivables as of December 31, 2016 and 2017 were RMB 54,634 and RMB 43,775 (US$6,916) respectively.

Allowance for inventory obsolescence

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of allowance for inventory obsolescence as at December 31, 2016 and 2017 were RMB 126,796 and RMB 106,895 (US$16,889) respectively.

Provision for product warranty

The Group recognizes a provision for product warranty in accordance with the accounting policy stated on Note 2.3(u). The Group has made assumptions in relation to historical warranty cost per unit of engines sold. The carrying amounts of the provision of product warranty as at December 31, 2016 and 2017 were RMB 238,850 and RMB 290,306 (US$45,866) respectively.

Withholding tax

The China’s Unified Enterprise Income Tax Law (“CIT law”) also provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profits earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate and the Company will recognize a provision for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. The carrying amounts of deferred tax liabilities for withholding tax payable as of December 31, 2016 and 2017 are RMB 103,347 and RMB 100,572 (US$15,890) respectively.

The Company estimated the withholding tax by taking into consideration the dividend payment history of Yuchai and the operating cash flow needs of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2016	31.12.2017
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Machinery Monopoly Development Co., Ltd	People’s Republic of China	54.9	54.9
Guangxi Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Equipment Mould Company Limited (formerly known as Guangxi Yulin Yuchai Accessories Manufacturing Company Limited)	People’s Republic of China	76.4	76.4
Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4
Jining Yuchai Engine Company Limited (i)	People’s Republic of China	—	76.4
Yuchai Remanufacturing Services (Suzhou) Co., Ltd.	People’s Republic of China	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.2

Note:

(i)	In September, 2014, Yuchai disposed its 70% equity interest in Jining Yuchai. Subsequently, through contractual arrangements, Yuchai obtained 100% control in Jining Yuchai.

In November, 2017, Yuchai acquired 100% equity interest in Jining Yuchai, As a result, Jining Yuchai became a wholly owned subsidiary of Yuchai. For details, please refer to Note 1.2.

The Group has the following subsidiary that has non-controlling interests (“NCI”) that are material to the Group.

	31.12.2015	31.12.2016	31.12.2017
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

	31.12.2015 RMB’000	31.12.2016 RMB’000	31.12.2017 RMB’000	31.12.2017 US$’000
Accumulated balances of material NCI
Yuchai		2,253,207	2,437,215	385,063

Profit allocated to material NCI
Yuchai	129,088	210,013	290,497	45,896

Dividends paid to material NCI
Yuchai	100,412	83,677	98,941	15,632

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

31.12.2015
Yuchai RMB’000
Summarized statement of comprehensive income
Revenue	13,671,931

Profit for the year, representing total comprehensive income for the year	547,216

Attributable to NCI	129,088

Summarized statement of cash flows
Operating	1,742,989
Investing	(33,515)
Financing	(659,691)

Net increase in cash and cash equivalents	1,049,783

31.12.2016
Yuchai
RMB’000
Summarized statement of financial position
Current assets	12,448,174
Non-current assets, excluding goodwill	4,876,773
Goodwill	212,636
Current liabilities	(7,957,306)
Non-current liabilities	(461,712)

Net assets	9,118,565

Total equity	9,118,565

Attributable to NCI	2,253,207

Summarized statement of comprehensive income
Revenue	13,598,487

Profit for the year, representing total comprehensive income for the year	726,379

Attributable to NCI	210,013

Summarized statement of cash flows
Operating	2,329,367
Investing	(293,477)
Financing	(1,697,173)

Net increase in cash and cash equivalents	338,717

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

	31.12.2017
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position
Current assets	14,717,316	2,325,231
Non-current assets, excluding goodwill	4,693,931	741,608
Goodwill	212,636	33,595
Current liabilities	(9,344,836)	(1,476,417)
Non-current liabilities	(495,429)	(78,274)

Net assets	9,783,618	1,545,743

Total equity	9,783,618	1,545,743

Attributable to NCI	2,437,215	385,063

Summarized statement of comprehensive income
Revenue	16,165,245	2,553,993

Profit for the year, representing total comprehensive income for the year	1,045,330	165,155

Attributable to NCI	290,497	45,896

Summarized statement of cash flows
Operating	1,385,156	218,845
Investing	(165,817)	(26,198)
Financing	221,660	35,021

Net increase in cash and cash equivalents	1,440,999	227,668

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling interests are:

Cash and cash equivalents of RMB 4,710,158 (US$744,171) (2016: RMB 3,270,182) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

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

The value of assets and liabilities of the disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

31.12.2015
RMB’000
Property, plant and equipment	66,597
Land use rights	17,661
Inventories	6,354
Trade receivables and other receivables	111,651
Deferred taxation	244
Cash and bank balances	18,797

221,304
Payables and accruals	(17,161)
Provision for taxation	(996)

Carrying value of net assets	203,147

Total consideration	189,500
Net asset derecognized	(203,147)

Loss on disposal of a subsidiary (Note 8.2(b))	(13,647)

Total consideration	189,500
Cash and bank balances of the subsidiary	(18,797)

Net cash inflow on disposal of the subsidiary	170,703

Acquisition of ownership in subsidiaries, without loss of control in 2015

(i)

In July 2015, Yuchai’s subsidiary company, YMMC acquired 40.00% of equity interest in Yunnan Yuchai Machinery Industry Company Limited (“YMMC Yunnan”) by way of offsetting trade receivables from the third party of RMB 18.3 million. As a result, YMMC Yunnan became wholly owned subsidiary of YMMC.

(ii)

In October 2015, Yuchai acquired 2.86% of equity interest in Guangxi Yulin Yuchai Accessories Manufacturing Company Limited which was renamed to Guangxi Yuchai Equipment Mould Company Limited (“YEMC”) in November 2017, from State Holding Company with a purchase consideration of RMB 4.2 million. As a result, YEMC became wholly owned subsidiary of Yuchai.

Acquisition of additional interest in a joint venture in 2016

In December 2016, Yuchai acquired an additional 32.5% equity interest in its 35% owned joint venture, YC Europe Co., Limited (“YC Europe”) through share allotment transfer and the injection of share capital will be completed in phases. Upon the full injection of capital, Yuchai’s equity interest in YC Europe will increase from 35% to 67.5%.

The Group has elected to measure the non-controlling interest at the non-controlling interest’s proportionate share of YC Europe’s net identifiable assets. There was no gain or loss on remeasuring previously held equity interest in YC Europe to fair value at the acquisition date.

YC Europe was newly incorporated in April 2015 to market off-road engines (excluding marine engines) in Europe. As at December 31, 2016, YC Europe is a subsidiary of the Group. The contribution from the acquisition to the Group’s financial performance for the year ended December 31, 2016, and net assets as at December 31, 2016 were not material.

Goodwill arising from the acquisition of RMB 1,131 was fully written off and recognized in the “other operating expenses” line item in the Group’s profit or loss for the year ended December 31, 2016.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

4.	Investments in subsidiaries (cont’d)

Acquisition of ownership in subsidiaries, without loss of control in 2016

In September 2016, YMMC acquired 47.53% of equity interest in Sichuan Yuchai Machinery Industry Company Limited (“YMMC Sichuan”) from non-controlling interest for a cash consideration of RMB 8.9 million. As a result, YMMC Sichuan became wholly owned subsidiary of YMMC.

Acquisition of ownership in subsidiaries, without loss of control in 2017

(i)

In June 2017, GYAMC acquired 25% of equity interest in Guangxi Yuchai Crankshaft Co., Limited (“Crankshaft”) from non-controlling interest for a cash consideration of RMB 1.3 million. As a result, Crankshaft became wholly owned subsidiary of GYAMC.

(ii)

In October 2017, YMMC acquired 49% of equity interest in Hunan Yuchai Machinery Industry Company Limited (“YMMC Hunan”) from non-controlling interest for a cash consideration of RMB 6.7 million. As a result, YMMC Hunan became wholly owned subsidiary of YMMC.

(iii)	In November 2017, Yuchai acquired 100% issued shares in Jining Yuchai for a cash consideration of RMB 250. As a result, Jining Yuchai became wholly owned subsidiary of Yuchai.

Prior to the acquisition, Yuchai control 100% of Jining Yuchai through various contractual agreements and consolidated Jining Yuchai’s financial results in the Group’s consolidated financial statements. The acquisition would not have financial impact in the Group’s profit or loss for the year ended December 31, 2017.

Disposal of subsidiaries in 2017

On November 22, 2017, HLGE disposed its entire shareholding in its wholly-owned subsidiary, LKN Investment International Pte. Ltd (“LKNII”) together with LKNII’s wholly-owned subsidiary, Shanghai Hutai Real Estate Development Co., Ltd to a third party for a cash consideration of RMB395.0 million (US$62.4 million).

The value of assets and liabilities of the disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

	31.12.2017	31.12.2017
	RMB’000	US$’000
Property, plant and equipment (Note 11)	104,844	16,565
Trade receivables and other receivables	3,257	514
Cash and bank balances	9,153	1,446

	117,254	18,525
Trade and other payables	(3,737)	(590)
Provision for taxation	(44)	(7)
Deferred taxation	(588)	(93)

Carrying value of net assets	112,885	17,835

Gain on disposal:
Total consideration	395,000	62,407
Less: Cost of disposal	(47,532)	(7,510)

Total consideration less cost of disposal	347,468	54,897
Net assets derecognized	(112,885)	(17,835)
Realization of foreign translation reserves upon disposal	(18,468)	(2,917)

Gain on disposal of the subsidiaries (Note 8.2(b))	216,115	34,145

Total consideration less cost of disposal	347,468	54,897
Add: Transaction cost unpaid	33,287	5,260
Less: Retention sum receivables	(30,000)	(4,740)
Cash and bank balances of the subsidiaries	(9,153)	(1,446)

Net cash inflow on disposal of the subsidiaries	341,602	53,971

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

5.	Investment in associates

The Group’s investment in associates are summarized as below:

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Share of profit/(loss) of associates, net of tax	245	456	(28)	(4)

		31.12.2016	31.12.2017	31.12.2017
		RMB’000	RMB’000	US$’000
Carrying amount of investment		3,836	2,185	345

Details of the associates are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2016	31.12.2017
			%	%
Held by subsidiaries
Sinjori Sdn. Bhd.	Property investment and development	Malaysia	14.0	14.0
Guangxi Yuchai Quan Xing Machinery Co., Ltd.	Manufacture spare part and sales of auto spare part, diesel engine & spare part, metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	People’s Republic of China	15.3	15.3
Guangxi Yulin Yuchai Property Management Co., Ltd. (“Property Management”) (i)	Property management	People’s Republic of China	22.9	—

Note:

(i)

In August 2017, YEMC disposed its equity interest in Property Management to State Holding Company for a consideration of RMB 1,832 (US$289). As a result, the Group recognized net gain on disposal of associate of RMB199 (US$31) in the Group’s profit or loss for the year ended December 31, 2017.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Share of (loss)/profit of joint ventures, net of tax:
Y & C Engine Co., Ltd.	(8,978)	2,039	17,755	2,805
Copthorne Hotel Qingdao Co., Ltd. (i)	6,941	(4,465)	—	—
MTU Yuchai Power Co., Ltd.	—	—	(8,487)	(1,341)
Other joint ventures	(899)	(1,642)	814	129

	(2,936)	(4,068)	10,082	1,593

		31.12.2016	31.12.2017	31.12.2017
		RMB’000	RMB’000	US$’000
Carrying amount of investments:
Y & C Engine Co., Ltd.		169,064	122,235	19,312
MTU Yuchai Power Co., Ltd.		—	66,513	10,509
Other joint ventures		7,287	7,354	1,162

		176,351	196,102	30,983

Note:

(i)

Since February 23, 2016, the investment in Copthorne Hotel Qingdao Co., Ltd had been classified as asset held for sale in view of proposed disposal. The disposal was completed on October 19, 2017. (Refer to Note 22 for details).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

The Group has interests in the following joint ventures:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2016	31.12.2017
			%	%
Held by subsidiaries

Copthorne Hotel Qingdao Co., Ltd. (“Copthorne Qingdao”)	Owns and operates a hotel in Qingdao, PRC	People’s Republic of China	30.1	—

HL Heritage Sdn. Bhd.	Property development and property investment holdings	Malaysia	30.1	30.1

Shanghai Hengshan Equatorial Hotel Management Co., Ltd.	Hotel and property management	People’s Republic of China	24.6	24.6

Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services	People’s Republic of China	34.4	34.4

Guangxi Yineng IOT Science & Technology Co., Ltd.	Design, development, management and marketing of an electronic operations management platform	People’s Republic of China	15.3	15.3

MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”) (i)	Manufacture off-road diesel engines	People’s Republic of China	—	38.2

Note:

(i)	MTU Yuchai Power was incorporated on January 18, 2017. During 2017, Yuchai had invested RMB 75.0 million (US$ 11.8 million) into the joint venture.

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

In 2015, the Group performed impairment evaluation of its investments in joint ventures. As a result, the Group reversed the earlier impairment of RMB 21.9 million for Copthorne Qingdao. The reversal was made because the fair value less cost of disposal estimated in the latest independent valuation report is higher than the carrying amount and the management had obtained the consent from its joint venture partner to sell the joint venture. The Group estimated the recoverable amounts of investment in Copthorne Qingdao based on its fair value less cost of disposal. The fair value is determined using recognized valuation technique, which is discounted cash flow method. The calculations require the use of key significant unobservable inputs (fair value level 3), which are occupancy rates, room rates, discount rates and gross margins of operating hotel. With regards to the valuation of the recoverable amount of Copthorne Qingdao, management believes that no reasonably possible changes in any of the key assumptions would cause the carrying value of the joint venture to materially exceed its recoverable amount.

In 2016 and 2017, the Group performed impairment evaluation of its investments in joint ventures, no impairment was required.

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

The summarized financial information of the joint ventures, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2015
	Y & C	Copthorne Qingdao	Total
	RMB’000	RMB’000	RMB’000
Revenue	356,697	50,971	407,668
Depreciation and amortization	(23,453)	(12,079)	(35,532)
Interest expense	(19,612)	(8,599)	(28,211)
Loss for the year, representing total comprehensive loss for the year	(19,952)	(20,311)	(40,263)

Proportion of the Group’s ownership	45%	60%

Group’s share of loss	(8,978)	(12,187)
Depreciation arising from fair value adjustment during purchase price allocation	—	(2,804)
Reversal of cumulative impairment loss	—	21,932

Group’s share of (loss)/profit of significant joint ventures	(8,978)	6,941	(2,037)

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures			(899)

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year			(2,936)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2016
	Y & C	Total
	RMB’000	RMB’000
Non-current assets	616,397	616,397
Current assets
- Cash and bank balances	99,014	99,014
- Others	215,246	215,246

Total assets	930,657	930,657

Non-current liabilities	(60,382)	(60,382)
Current liabilities
- Interest-bearing loans and borrowings	(68,800)	(68,800)
- Others	(425,777)	(425,777)

Total liabilities	(554,959)	(554,959)

Equity	375,698	375,698

Proportion of the Group’s ownership	45%

Group’s share of net assets	169,064

Carrying amount of significant joint ventures	169,064	169,064

Carrying amount of other joint ventures		7,287

Carrying amount of the investment in joint ventures		176,351

	2016
	Y & C	Copthorne Qingdao*	Total
	RMB’000	RMB’000	RMB’000
Revenue	553,878	3,674	557,552
Depreciation and amortization	(22,087)	(2,797)	(24,884)
Interest expense	(14,012)	(1,337)	(15,349)
Profit/(loss) for the year, representing total comprehensive loss for the year	4,531	(6,664)	(2,133)

Proportion of the Group’s ownership	45%	60%

Group’s share of profit/(loss)	2,039	(3,998)
Depreciation arising from fair value adjustment during purchase price allocation	—	(467)

Group’s share of profit/(loss) of significant joint ventures	2,039	(4,465)	(2,426)

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures			(1,642)

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year			(4,068)

*

On February 23, 2016, the investment in Copthorne Qingdao was classified as asset held for sale. Accordingly, the information presented includes the results of Copthorne Qingdao only for the period from January 1, 2016 to February 23, 2016.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

	31.12.2017
	Y & C	MTU	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Non-current assets	734,270	32,015	766,285	121,068
Current assets
- Cash and bank balances	199,925	113,055	312,980	49,449
- Others	367,293	22,775	390,068	61,628

Total assets	1,301,488	167,845	1,469,333	232,144

Non-current liabilities	(13,543)	—	(13,543)	(2,140)
Current liabilities
- Interest-bearing loans and borrowings	(13,500)	—	(13,500)	(2,133)
- Others	(842,765)	(34,820)	(877,585)	(138,652)

Total liabilities	(869,808)	(34,820)	(904,628)	(142,925)

Equity	431,680	133,025	564,705	89,219

Proportion of the Group’s ownership	45%	50%

Group’s share of net assets	194,256	66,513
Unrealized profit on transactions with joint venture	(72,021)	—

Carrying amount of significant joint ventures	122,235	66,513	188,748	29,821

Carrying amount of other joint ventures			7,354	1,162

Carrying amount of the investment in joint ventures			196,102	30,983

	31.12.2017
	Y & C	MTU	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Revenue	1,331,823	—	1,331,823	210,419
Depreciation and amortization	(20,831)	(227)	(21,058)	(3,327)
Interest expense	(28,663)	(343)	(29,006)	(4,583)
Profit/(loss) for the year, representing total comprehensive income for the year	55,982	(16,973)	39,009	6,163

Proportion of the Group’s ownership	45%	50%

Group’s share of profit	25,192	(8,487)
Unrealized profit on transactions with joint venture	(7,437)	—

Group’s share of profit of significant joint ventures	17,755	(8,487)	9,268	1,464

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures			814	129

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			10,082	1,593

Note:

As of December 31, 2017, the Group’s share of joint ventures’ capital commitment that are contracted but not paid was RMB 30,000 (US$4,740) (2016: RMB 10,982).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

6.	Investment in joint ventures (cont’d)

Note: (cont’d)

As of December 31, 2017, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totaled RMB Nil (US$Nil) (2016: RMB 1,440).

As of December 31, 2017, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were RMB 23,288 (US$3,679) (2016: RMB 5,113).

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:

The Group’s share of cash and cash equivalents of RMB 67,238 (US$10,623) (2016: RMB 26,437) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

As at December 31, 2017, the Group’s share of restricted trade receivables of RMB 6,766 (US$1,069) (2016: RMB 34,403) that were factored to large banks in China. The Group’s joint venture have obligation to the banks for its trade receivables with recourse.

As at December 31, 2017, the Group’s share of restricted cash of RMB 80,452 (US$12,711) (2016: RMB 18,119) which was used as collateral by the banks for the issuance of bills to suppliers.

As at December 31, 2017, the Group’s share of bills receivables of RMB 12,150 (US$1,920) (2016: RMB Nil) which was used as collateral by banks for the issuance of bills to suppliers.

7.	Revenue

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Sale of goods	13,634,395	13,542,568	16,085,640	2,541,416
Sale of development property	—	—	710	112
Revenue from hotel and restaurant operations	94,053	110,718	127,971	20,219
Rental income	4,989	11,554	8,121	1,283

Revenue	13,733,437	13,664,840	16,222,442	2,563,030

8.1	Depreciation and amortization, shipping and handling expenses

Depreciation of property, plant and equipment, investment property and amortization of prepaid operating leases are included in the following captions.

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	319,962	322,289	307,102	48,520
Research and development expenses	58,204	56,812	48,291	7,630
Selling, general and administrative expenses	91,269	99,059	88,788	14,027

	469,435	478,160	444,181	70,177

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Selling, general and administrative expenses	172,865	159,023	208,197	32,894

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

8.2	(a) Other operating income

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	41,314	56,983	105,421	16,656
Dividend income from held for trading investment	—	943	2,532	400
Gain on disposal of subsidiaries (Note 4)	—	—	216,115	34,145
Gain on disposal of joint venture (Note 22)	—	—	107,976	17,059
Gain on disposal of associate	—	—	199	31
Gain on disposal of property, plant and equipment	—	—	11,668	1,843
Gain on disposal of intangible assets	—	—	115,235	18,206
Gain on disposal of prepaid operating leases	2,511	—	—	—
Gain on liquidation of joint venture	348	—	—	—
Government grants	31,205	41,515	34,337	5,425
Fair value gain on held for trading investment	—	—	12,768	2,017
Fair value gain on foreign exchange forward contract (Note 19)	15,506	—	—	—
Write-back of trade and other payables	9	—	29	5
Write-back of allowance for anticipated losses on development properties	2,976	—	—	—
Bad debt recovered	4,257	—	—	—
Foreign exchange gain, net	—	—	30,943	4,889
Others	8,805	18,513	10,129	1,600

	106,931	117,954	647,352	102,276

8.2	(b) Other operating expenses

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Loss on disposal of property, plant and equipment	14,874	14,020	—	—
Loss on disposal of subsidiary	13,647	—	—	—
Loss on dilution of equity interest in joint venture	2,848	—	—	—
Foreign exchange loss, net	45,354	4,006	—	—
Fair value loss on held for trading investment	10,871	243	—	—
Fair value loss on foreign exchange forward contract	—	140	—	—
Goodwill written off	—	1,131	—	—
Others	—	3,059	22,719	3,589

	87,594	22,599	22,719	3,589

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

8.3	Finance costs

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	57,212	34,477	53,888	8,514
Corporate bonds	54,116	27,581	—	—
Bills discounting	1,651	13,068	42,179	6,664
Bank charges	3,364	4,552	4,367	690
Finance lease	8	5	5	1

	116,351	79,683	100,439	15,869

8.4	Staff costs

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	839,288	922,847	1,158,320	183,006
Contribution to defined contribution plans	297,926	275,703	258,190	40,792
Executive bonuses	32,190	44,921	59,908	9,465
Staff welfare	73,908	81,223	76,392	12,069
Staff severance cost	8,385	12,864	107,732	17,021
Cost of share-based payment	10,275	5,301	1,592	252
Others	9,062	20,340	1,870	295

	1,271,034	1,363,199	1,664,004	262,900

9.	Income tax expense

Income tax expense in the consolidated statement of profit or loss consists of:

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

Current income tax
- Current year	104,584	104,149	197,264	31,167
- (Over)/under provision in respect of prior years	(47)	7,175	(2,867)	(453)

Deferred tax
- Movement in temporary differences	72,281	48,946	25,770	4,071

Consolidated income tax expense reported in the statement of profit or loss	176,818	160,270	220,167	34,785

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

9.	Income tax expense (cont’d)

Income tax expense reported in the consolidated statement of profit or loss differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2017, 2016 and 2015 for the following reasons:

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Accounting profit before tax	686,138	883,878	1,625,237	256,776
Computed tax expense of 15%	102,921	132,582	243,786	38,517
Adjustments resulting from:
Non-deductible expenses	9,815	7,039	21,982	3,473
Tax-exempt income	(5,574)	(178)	(58,324)	(9,215)
Utilization of deferred tax benefits previously not recognized	(2,001)	(3,157)	(7,374)	(1,165)
Deferred tax benefits not recognized	61,299	9,045	8,084	1,277
Tax credits for research and development expense	(27,087)	(34,482)	(34,428)	(5,439)
Tax rate differential	24,249	25,321	21,061	3,328
(Over)/under provision in respect of previous years current tax	(47)	7,175	(2,867)	(453)
Withholding tax expense	13,126	16,925	29,447	4,652
Others	117	—	(1,200)	(190)

Total	176,818	160,270	220,167	34,785

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2016	31.12.2017	31.12.2017	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000
Deferred tax liabilities
Accelerated tax depreciation	(10,521)	(15,122)	(2,389)	(10,852)	373	(4,601)	(727)
Unremitted earnings from overseas source income	(437)	—	—	—	(25)	—	—
Interest receivable	(1,453)	(774)	(122)	—	(1,471)	679	107
Derivatives not designated as hedges- foreign exchange forward contract	—	—	—	(2,326)	2,326	—	—
PRC withholding tax on dividend income (i)	(103,347)	(100,572)	(15,890)	(12,549)	(16,628)	(29,031)	(4,587)

	(115,758)	(116,468)	(18,401)	(25,727)	(15,425)	(32,953)	(5,207)

Deferred tax assets
Impairment of property, plant and equipment	2,876	12,319	1,946	409	(9,005)	9,443	1,492
Write-down of inventories	21,209	17,493	2,764	(3,867)	(4,421)	(3,716)	(587)
Allowance for doubtful account receivables	9,340	7,376	1,165	(3,361)	7,196	(1,964)	(310)
Accruals	185,952	204,730	32,346	17,253	(46,350)	18,778	2,967
Deferred income	70,931	51,679	8,165	(44,232)	10,045	(19,252)	(3,042)
Write down of intangible asset	—	—	—	(15,000)	—	—	—
Others	17,899	21,793	3,443	2,244	9,014	3,894	616

	308,207	315,390	49,829	(46,554)	(33,521)	7,183	1,136

				(72,281)	(48,946)	(25,770)	(4,071)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

9.	Income tax expense (cont’d)

Deferred tax (cont’d)

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000
At January 1	(113,805)	(103,347)	(16,328)
Provision made to consolidated statement of profit or loss	(16,628)	(29,031)	(4,587)
Utilization	27,107	31,806	5,025
Translation differences	(21)	—	—

December 31	(103,347)	(100,572)	(15,890)

The CIT law provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profit earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a deferred tax liability for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2017, the deferred tax liability for withholding tax payable was RMB 100,572 (US$15,890) (2016: RMB 103,347). The amount of unrecognized deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 228,008 (US$36,024) (2016: RMB 212,176).

The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000
Deferred tax assets	308,207	315,390	49,829
Deferred tax liabilities	(115,758)	(116,468)	(18,401)

	192,449	198,922	31,428

Deferred tax assets have not been recognized in respect of the following items:

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000
Unutilized tax losses	515,207	479,410	75,743
Unutilized capital allowances and investment allowances	106,781	107,266	16,947
Other unrecognized temporary differences relating to provisions and deferred grants	224,087	230,269	36,381

	846,075	816,945	129,071

Unrecognized tax losses for the Group are subject to agreement with the tax authorities and compliance with tax regulations in the respective countries in which the Group operates. These losses relate to subsidiaries that have a history of losses, expire within the next 5 years and may not be used to offset taxable income elsewhere in the Group. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilize the benefits.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

10.	Earnings per share

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Basic earnings per share

The calculation of basic earnings per share is based on:

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000
Profit attributable to ordinary equity holders of the parent	341,108	515,737	953,922	150,713

Weighted average number of ordinary shares	38,712,282	40,016,808	40,764,569	40,764,569

Diluted earnings per share

The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2015	31.12.2016	31.12.2017
Weighted average number of shares issued, used in the calculation of basic earnings per share	38,712,282	40,016,808	40,764,569
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares adjusted for effect of dilution	38,712,282	40,016,808	40,764,569

In 2017, 470,000 (2016: 530,000; 2015: 570,000) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

11.	Property, plant and equipment

	Freehold land RMB’000	Leasehold land, buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000
Cost
At January 1, 2016	13,301	2,307,160	328,117	4,969,820	181,448	114,681	7,914,527
Additions	—	23,621	232,474	8,514	17,757	2,627	284,993
Acquisition as subsidiary	—	—	—	—	29	—	29
Disposals	—	(16,492)	—	(114,861)	(6,966)	(3,263)	(141,582)
Transfers	—	37,001	(224,440)	186,620	142	296	(381)
Write-off	—	—	—	—	(5)	—	(5)
Translation difference	429	356	—	(337)	56	84	588

At December 31, 2016 and January 1, 2017	13,730	2,351,646	336,151	5,049,756	192,461	114,425	8,058,169
Additions	—	1,109	226,977	7,464	16,763	9,120	261,433
Disposal of subsidiary	—	(107,632)	—	(35,490)	(12,473)	(255)	(155,850)
Disposals	—	(3,310)	—	(10,064)	(3,718)	(5,481)	(22,573)
Transfers	—	81,486	(280,358)	198,872	—	—	—
Write-off	—	(2,385)	(1,674)	(53,792)	(15,307)	(599)	(73,757)
Translation difference	263	1,954	—	88	2,228	(74)	4,459

At December 31, 2017	13,993	2,322,868	281,096	5,156,834	179,954	117,136	8,071,881

Accumulated depreciation and impairment
At January 1, 2016	460	572,857	—	2,831,362	110,175	70,129	3,584,983
Charge for the year	—	78,504	—	359,046	21,248	6,295	465,093
Disposals	—	(8,720)	—	(104,346)	(6,514)	(2,277)	(121,857)
Transfers	—	(24)	—	—	—	—	(24)
Impairment loss	—	—	—	3,297	—	—	3,297
Translation difference	7	(331)	—	(160)	(78)	54	(508)

At December 31, 2016 and January 1, 2017	467	642,286	—	3,089,199	124,831	74,201	3,930,984
Charge for the year	—	78,347	—	325,979	21,202	6,039	431,567
Disposal of subsidiary	—	(26,031)	—	(15,040)	(9,695)	(240)	(51,006)
Disposals	—	(1,879)	—	(10,191)	(1,798)	(4,733)	(18,601)
Write-off	—	(1,377)	—	(51,087)	(15,012)	(599)	(68,075)
Impairment loss	—	—	1,055	19,790	—	—	20,845
Translation difference	17	104	—	62	1,998	(32)	2,149

At December 31, 2017	484	691,450	1,055	3,358,712	121,526	74,636	4,247,863

Net book value
At December 31, 2016	13,263	1,709,360	336,151	1,960,557	67,630	40,224	4,127,185

At December 31, 2017	13,509	1,631,418	280,041	1,798,122	58,428	42,500	3,824,018

US$’000	2,134	257,752	44,245	284,091	9,231	6,715	604,168

An impairment loss of RMB 20,845 (US$ 3,293) (2016: RMB 3,297; 2015: RMB 2,873) was charged to the consolidated statement of profit or loss under “Cost of sales” for the Group’s property, plant and equipment within the Yuchai segment. The impairment loss for 2015, 2016 and 2017 was due to assets that were not in use.

As of December 31, 2017, property, plant and equipment with a carrying amount of RMB 82,710 (US$13,068) (2016: RMB 84,360) are pledged to secure bank facilities.

Finance leases

The carrying value of property, plant and equipment held under finance leases at December 31, 2017 was RMB 96 (US$15) (2016: RMB 144). In 2017, there was no addition of property, plant and equipment under finance leases (2016: RMB86).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

12.	Investment property

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Cost
At January 1	31,323	31,776	5,020
Translation difference	453	1,169	185

At December 31	31,776	32,944	5,205

Accumulated depreciation
At January 1	23,886	24,478	3,867
Charge for the year	248	248	39
Translation difference	344	784	125

At December 31	24,478	25,510	4,031

Net carrying amount	7,298	7,434	1,174

Fair value	10,149	10,557	1,668

Consolidated statements of profit or loss:
Direct operating expenses (including repairs, maintenance and depreciation expense) arising from the rental generating property	(571)	(508)	(80)

The Group has no restrictions on the realizability of its investment property and no contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancement.

The fair value is determined by independent professional valuers that has appropriate recognized professional qualifications and recent experience in the location and category of the property being valued. In valuing the investment property, due consideration is given to factors such as location and size of building, building infrastructure, market knowledge, historical transactions and other relevant factors to arrive at their opinion of value.

The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement

2017	Market comparison and cost method	Comparable price: - Land: RMB 24 to RMB 34 (US$4 to US$5) per square foot - Retail: RMB 352 to RMB 859 (US$56 to US$139) per square foot	The estimated fair value increases with higher comparable price

2016	Market comparison and cost method	Comparable price: - Land: RMB 24 to RMB 34 per square foot - Retail: RMB 337 to RMB 847 per square foot	The estimated fair value increases with higher comparable price

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

13.	Prepaid operating leases

Yuchai is granted land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government.

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Current	12,546	12,546	1,982
Non-current	379,636	367,270	58,026

Total	392,182	379,816	60,008

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Cost
At January 1 and December 31	529,577	529,577	83,669

Accumulated amortization
At January 1	124,576	137,395	21,707
Charge for the year	12,819	12,366	1,954

At December 31	137,395	149,761	23,661

Net carrying amount	392,182	379,816	60,008

As of December 31, 2017, prepaid operating leases with a carrying amount of RMB Nil (US$Nil) (2016: RMB 71,022) are pledged to secure bank facilities.

14.	Goodwill

	RMB’000	US$’000

Cost
At January 1, 2016, December 31, 2016, January 1, 2017 and December 31, 2017	218,311	34,492

Accumulated impairment
At January 1, 2016, December 31, 2017, January 1, 2017 and December 31, 2017	5,675	897

Net carrying amount
At December 31, 2016 and December 31, 2017	212,636	33,595

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

14.	Goodwill (cont’d)

Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Yuchai	212,636	212,636	33,595

Yuchai unit

The Group performs its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period. The business of Yuchai is stable since the Group has control in 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections was 12.84% (2016: 11.73%). No impairment was identified for this unit.

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

Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long term rates used to extrapolate the budget for Yuchai are 6.5% for 2017 and 2016 respectively.

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 2.37% (2016: 11.63%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 14.82% (2016: 12.52%) in the Yuchai unit would result in impairment.

Growth rate assumptions – Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. A reduction to 2.98% (2016: 5.32%) in the long-term growth rate in Yuchai unit would result in impairment.

With regard to the assessment of value in use of the Yuchai unit, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

15.	Intangible assets

Development costs
RMB’000

Cost
At January 1, 2016, December 31, 2016 and January 1, 2017	168,526
Disposal	(31,704)

At December 31, 2017	136,822

Impairment
At January 1, 2016, December 31, 2016 and January 1, 2017	86,700
Charge to consolidated statement of profit or loss	40,000

At December 31, 2017	126,700

Net carrying amount
At December 31, 2016	81,826

At December 31, 2017	10,122

US$’000	1,599

In 2017, upon the completion of engineering design services for the heavy-duty engine platform to the Group’s joint venture company, Y&C, the respective technology development costs were transferred to consolidated statement of profit or loss under the line item “ other operating income” to record the net gain from the project.

At December 31, 2017, The Group has an intangible asset representing technology development costs held by Jining Yuchai with carrying amount of RMB 10,122 (US$1,599) (2016: RMB 50,122).

The Group perform an impairment review on intangible assets when there is a triggering event.

In 2015, the management performed impairment review based on the updated business plan after due considerations of a slowdown in the PRC economy. As a result, subsequent to the impairment loss of RMB 60,000 recorded in 2014, a further impairment loss of RMB 26,700 was charged to consolidated statement of profit or loss under the line item “selling, distribution and administrative costs” in respect of this technology development costs.

In 2016, management performed impairment review based on the updated business plan and no impairment loss was recognized.

In 2017, due to the stringent emission standard requirement, management revised its business plan and shortened the expected useful life of the intangible assets from 15 years to 10 years. As a result, a further impairment loss of RMB 40,000 (US$6,320) was charged to consolidated statement of profit or loss under the line item “selling, distribution and administrative costs”.

The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth, past experience and management best estimation of future business outlook.    The recoverable amount of the intangible asset was based on its value in use. The Group used a 10 years forecast, using pre-tax discount rate of 13.69%. The revised business plan projected 6 years, year 2023 to reach the commercial deployment of the technology. The revenue growth rate is estimated at 15.6% in 2023 and thereafter management assumed no revenue growth from 2024 to 2027. In 2016, the Group used a 15 years forecast, using pre-tax discount rate of 12.98%. The business plan projected 5 years, year 2021 to reach the commercial deployment of the technology. The revenue growth rate is estimated at 6.7% in 2022 and thereafter management assumed no revenue growth from 2023 to 2031.

If the pre-tax discount rate increased by 1% (2016: 1%) from management estimates, the Group’s impairment loss on intangible asset in Jining Yuchai would increase by RMB 6,731 (US$1,063) (2016: RMB 2,443).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities

(a)	Other liabilities

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Derivative not designated as hedges – foreign exchange forward contract	140	—	—
Finance lease liabilities (Note 31)	108	79	12

Total	248	79	12

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Current	178	33	5
Non-current	70	46	7

Total	248	79	12

Foreign exchange forward contract

On December 21, 2016, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with China Construction Bank (“CCB”) to purchase US$ 15.3 million at the forward exchange rate (RMB/US$) of 7.0439 on December 20, 2017. The Group accounted for this NDF at fair value through “other operating expense” in the statement of profit or loss.

(b)	Interest-bearing loans and borrowings

	Effective interest rate	Maturity	31.12.2016
	%		RMB’000
Current
Renminbi denominated loans	3.94	2017	753,750
USD denominated loans	3.70	2017	104,055
Singapore Dollar denominated loans(ii)	1.81	2017	33,616
Malaysian Ringgit denominated loans	5.90	2017	2,715

			894,136

Non-current
Malaysian Ringgit denominated loans	5.90	2020	16,270

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

	Effective interest rate	Maturity	31.12.2017	31.12.2017
	%		RMB’000	US$’000
Current
Renminbi denominated loans	3.99	2018	1,600,000	252,789

Non-current
Malaysian Ringgit denominated loans	5.95	2020	11,685	1,846
Singapore Dollar denominated loans(ii)	1.88	2020	14,656	2,316

			26,341	4,162

Note:

(i)	All loans balances as stated above do not have a callable feature.

(ii)	The loans comprise:

Issuer bank	Facility limit	Usage
		RMB’000
December 31, 2016
Bank of Tokyo-Mitsubishi, UFJ Ltd	S$ 30 million	16,808
Sumitomo Mitsui Banking Corporation	US$ 30 million	16,808

		33,616

December 31, 2017
Bank of Tokyo-Mitsubishi, UFJ Ltd	S$ 30 million	14,656

	US$’000	2,316

S$30.0 million credit facility with DBS Bank Ltd (“DBS”)

On May 22, 2015, the Company entered into a three year revolving uncommitted credit facility agreement with DBS with an aggregate value of S$30.0 million. Among other things, the terms of the facility required that HLA retains ownership of the special share and that the Company remain a consolidated subsidiary of HLA. The terms of the facility also included certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of the consolidated total net debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 times. This arrangement was used to finance the Group general working capital requirements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

16.	Other financial liabilities (cont’d)

(b)	Interest-bearing loans and borrowings (cont’d)

S$30.0 million credit facility with MUFG Bank Ltd, Singapore Brach (formally known as Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch) (“MUFG”)

On March 30, 2017, the Company entered into an unsecured multi-currency revolving credit facility agreement with MUFG for a committed aggregate value of S$30.0 million to refinance the S$30.0 million facility that matured on March 18, 2017. The facility is available for three years from the date of the facility agreement and will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

US$30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“SMBC”)

On March 31, 2017, the Company entered into an uncommitted and unsecured multi-currency revolving credit facility agreement with SMBC for an aggregate value of US$30.0 million to refinance the US$30.0 million facility that matured on March 18, 2017. The facility is available for three years from the date of the facility agreement and will be utilized by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not less than US$200 million and the ratio of the Company’s consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

17.	Deferred grants

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

At January 1	360,783	337,889	53,384
Received during the year	13,639	50,095	7,915
Released to consolidated statement of profit or loss	(36,533)	(34,337)	(5,425)

At December 31	337,889	353,647	55,874

Current (Note 28)	21,939	22,270	3,519
Non-current	315,950	331,377	52,355

	337,889	353,647	55,874

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

18.	Inventories

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Raw materials	904,737	1,188,396	187,758
Work in progress	26,807	34,924	5,518
Finished goods	732,335	1,349,425	213,199

Total inventories at the lower of cost and net realizable value	1,663,879	2,572,745	406,475

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

Inventories recognized as an expense in cost of sales	9,566,699	9,308,265	11,021,960	1,741,391
Inclusive of the following charge/(credit):
- Inventories written down	59,339	48,202	17,492	2,764
- Reversal of write-down of inventories	(24,079)	(53,373)	(37,393)	(5,908)

The reversal of write-down of inventory was made when the related inventories were sold above their carrying value.

19.	Other assets

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Current
Development properties	23,378	23,833	3,765
Held for trading investment, quoted equity securities(i)	12,181	24,714	3,905

	35,559	48,547	7,670

	31.12.2016 RMB’000	31.12.2017 RMB’000	31.12.2017 US$’000

Non-current
Deferred expenditure(ii)	—	303	48

(i)	The quoted equity securities are listed on the Singapore Exchange.

(ii)	The deferred expenditure relate to the legal fees for an option to purchase for sale of lands entered with a buyer in 2016 and will be transferred to the profit or loss upon completion of the sale.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

20.	Trade and bill receivables

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Trade receivables, net	241,168	212,104	33,511
Bill receivables (i)	6,816,088	6,819,440	1,077,423

Total (Note 36)	7,057,256	7,031,544	1,110,934

(i)

As of December 31, 2017, bill receivables include bills issued by joint venture and other related parties amounted to RMB 69,816 (US$11,030) (2016: RMB 45,000) and RMB 23,832 (US$3,765) (2016: RMB 3,968) respectively.

Trade receivables, are non-interest bearing and are generally on 60 days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

As of December 31, 2016 and 2017, outstanding bill receivables discounted with banks for which the Group retained a recourse obligation totaled RMB 817,391 and RMB 1,505,759 (US$237,899) respectively. All bill receivables discounted have contractual maturities within 12 months at time of discounting.

As of December 31, 2016 and 2017, outstanding bill receivables endorsed to suppliers with recourse obligation were RMB 851,099 and RMB 1,316,136 (US$207,940) respectively.

An analysis of the impairment of trade receivables is as follows:

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

At January 1	51,288	54,634	8,632
Charge/(credit) to consolidated statement of profit or loss	3,696	(10,854)	(1,715)
Written off	(346)	(5)	(1)
Translation differences	(4)	—	—

At December 31	54,634	43,775	6,916

The Group’s historical experience in the collection of trade receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s trade receivables.

As of December 31, 2016 and 2017, gross trade receivables due from a major customer, Dongfeng Automobile Co., Ltd. and its affiliates (the “Dongfeng companies”) were RMB 34,307 and RMB 24,580 (US$3,884), respectively. See Note 33 for further discussion of customer concentration risk.

		Neither past due	Past due but not impaired
	Total	nor impaired	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 31.12.2017	7,031,544	6,919,347	59,966	21,457	29,857	917
At 31.12.2016	7,057,256	6,995,511	37,902	12,062	9,654	2,127

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

21.	Other receivables and prepayments

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Staff advances	7,501	5,107	807
Associates and joint ventures	182,671	13,230	2,090
Other related parties	10,096	37,275	5,889
Interest receivables	6,775	4,345	686
Bills receivable in transit	29,134	32,013	5,058
Retention sums (i)	—	30,000	4,740
Others	10,510	10,705	1,692

Loans and receivables (Note 36)	246,687	132,675	20,962
Tax recoverable	102,024	177,819	28,094
Prepayments	37,654	73,896	11,675

Total	386,365	384,390	60,731

For terms and conditions relating to related parties, refer to Note 30.

Note:

(i)	Retention sums relate to money deposits in an escrow account pending finalization of tax payable for the disposal of LKNII.

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Other receivables (non-current) (i) (Note 36)	1,588	620	98

(i)

Non-current non-trade receivables due from joint ventures and associate are unsecured, non-interest bearing and are to be settled in cash. These amounts are not expected to be repaid within the next 12 months.

22.	Asset classified as held for sale

Sales of 60% of the issued ordinary shares in the capital of Copthorne Qingdao

The Group’s subsidiary company, LKN Investment International Pte Ltd, together with the joint venture partner of Copthorne Qingdao, had on February 23, 2016, listed the entire equity interest in Copthorne Qingdao on the Shanghai United Assets and Equity Exchange for sale and the sale was re-listed on March 28, 2016.

As a result, the investment in Copthorne Qingdao was classified as asset held for sale and the Group discontinued the use of equity method to recognize the interest in Copthorne Qingdao. Consequently, the Group only shared the loss incurred by Copthorne Qingdao up to February 23, 2016. As at December 31, 2016, the carrying amount of interest in joint venture, representing assets classified as held for sale is RMB 89,381 and related foreign translation reserve is RMB 22,720.

On October 19, 2017, the Group completed the disposal of its investment in Copthorne Qingdao and recognized gain on disposal of RMB107,976 (US$17,059) in the Group’s profit or loss for the year ended December 31, 2017.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

22.	Asset classified as held for sale (cont’d)

Sales of 60% of the issued ordinary shares in the capital of Copthorne Qingdao (cont’d)

The value of asset and related reserves of disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

	31.12.2017	31.12.2017
	RMB’000	US$’000
Interest in joint venture, representing asset classified as held for sale	89,381	14,122

Gain on disposal:
Total consideration less cost of disposal	182,679	28,862
Interest in joint venture derecognized	(89,381)	(14,122)
Realization of foreign currency translation reserves upon disposal	22,720	3,590
Waiver of amount due by joint venture	(8,042)	(1,271)

Gain on disposal of joint venture (Note 8.2(a))	107,976	17,059

Total consideration less cost of disposal, representing net cash inflow on disposal of the joint venture	182,679	28,862

23.	Cash and cash equivalents

Short-term bank deposits

Restricted cash

Long-term bank deposits

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000
Non-current
Long-term bank deposits (i)	—	70,000	11,060

Current
Cash and cash equivalents	3,653,914	5,390,324	851,633
Short-term bank deposits (ii)	363,043	514,074	81,220
Restricted cash	36,000	54,809	8,659

	4,052,957	5,959,207	941,512

Cash and bank balances	4,052,957	6,029,207	952,572

Note:

(i)

In 2017, YMMC placed two-year time deposits of RMB 70,000 (US$11,060) (2016: RMB Nil) at annual interest rate range from 2.94% to 3.15% with banks. These long-term deposits are not considered as cash equivalents.

(ii)

Short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2017 for the Group ranged from 1.01% to 1.97% (2016: 0.83% to 1.76%). These short-term bank deposits are not considered as cash equivalents.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term and short-term bank deposits) as at December 31, 2017 for the Group ranged from 0.87% to 3.28% (2016: 0.86% to 2.10%).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

23.	Cash and cash equivalents

Short-term bank deposits

Restricted cash

Long-term bank deposits (cont’d)

As at December 31, 2017, the Group’s restricted cash comprised of RMB 45,288 (US$7,155) which was used as collateral by the banks for the issuance of bills to suppliers and RMB 9,521 (US$1,504) relates to retention money deposited in a joint signatory account with the buyer of LKNII pending finalization of tax payable for the disposal of LKNII. The Group’s share of joint venture’s restricted cash is disclosed in Note 6.

As at December 31, 2016, the Group’s restricted cash of RMB 36,000 was used as collateral by the banks for the issuance of bills to suppliers.

As of December 31, 2016 and 2017, the Group had RMB 318,565 and RMB 474,384 (US$74,949) respectively, of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2015, 2016 and 2017 were RMB368, RMB 392 and RMB 179 (US$28) respectively.

24.	Issued capital and Preference shares

		31.12.2016	31.12.2017
		thousands	thousands

Issued capital
Authorized shares
Ordinary share of par value US$0.10 each		100,000	100,000

		Number of shares	RMB’000

Ordinary shares issued and fully paid
At January 1, 2016		39,298,340	1,955,720
Issued of shares as dividend payment (Note 25)		1,413,760	103,356

At December 31, 2016 and January 1, 2017		40,712,100	2,059,076
Issued of shares as dividend payment (Note 25)		99,790	12,897
Issued of shares upon exercised of share options (Note 27)		46,400	9,165

At December 31, 2017		40,858,290	2,081,138

US$’000			328,805

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Special share issued and fully paid
One special share issued and fully paid at US$0.10 per share	*	*	*

Non-redeemable convertible cumulative preference shares	21	21	3

*	Less than RMB 1 (US$1)

On July 13, 2017, based on the elections by shareholders, the dividend of US$0.90 per share for the financial year 2016 was paid in the form of approximately US$34.7 million in cash and 99,790 shares, at the volume weighted average trading price of US$19.0329 per share, with total value equivalent to RMB 12,897 (US$2,038).

On June 29, 2016, based on the elections by shareholders, the dividend of US$0.85 per share for the financial year 2015 was paid in the form of approximately US$17.8 million in cash and 1,413,760 shares, at the volume weighted average trading price of US$11.0227 per share, with total value equivalent to RMB 103,356.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

24.	Issued capital and Preference shares (cont’d)

In 2017, the Company issued 46,400 shares pursuant to the exercised of share option granted under the Company’s Equity Incentive Plan.

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

Preference shares

HLGE issued 197,141,190 non-redeemable convertible cumulative preference shares (“NCCPS”) at an issue price of S$0.02 each on July 4, 2006, expiring on the 10th anniversary of the NCCPS issue date, and 197,011,794 NCCPS have been converted into ordinary shares in the capital of HLGE.

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

In 2016, HLGE issued a total of 2,899 new ordinary shares, pursuant to the conversion of 28,998 NCCPS, at an issue price of S$0.02 for each NCCPS. The NCCPS conversion ratio is one (1) new ordinary share for every ten (10) NCCPS converted.

25.	Dividends declared and paid

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Declared and paid during the year
Dividends on ordinary shares:
Final dividend paid in 2017: US$0.90 per share (2016: US$0.85 per share)	221,549	248,844	39,316

Dividend paid in cash	118,193	235,947	37,278
Dividend paid in shares (Note 24)	103,356	12,897	2,038

	221,549	248,844	39,316

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

26.	Reserves

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Statutory reserve
Statutory general reserve (ii)
At January 1	272,515	273,438	43,202
Transfer from retained earnings	923	1,882	297

At December 31	273,438	275,320	43,499

General surplus reserve (iii)
At January 1 and December 31	25,706	25,706	4,061

Total	299,144	301,026	47,560

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

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Other components of equity
Foreign currency translation reserve (i)	(43,959)	(82,939)	(13,104)
Performance shares reserve (ii)	20,839	19,758	3,122
Reserve of asset classified as held for sale	22,720	—	—
(Premium paid for)/discount on acquisition of non- controlling interests	(11,160)	(11,541)	(1,823)

Total	(11,560)	(74,722)	(11,805)

(i)	Foreign currency translation reserve

The foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(ii)	Performance shares reserve

The performance shares reserve comprises the cumulative value of employee services received for the issue of share options. The amount in the reserve is retained when the option is expired.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

27.	Share-based payment

The Company’s Equity Incentive Plan (“Equity Plan”) was approved by the shareholders at the Annual General Meeting of the Company held on July 4, 2014 for duration of 10 years (from July 29, 2014 to July 28, 2024).

All options granted under the Equity Plan are subject to a vesting schedule as follows:

(1)	one year after the date of grant for up to 33% of the shares over which the options are exercisable;

(2)	two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and

(3)	three years after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.

The expense recognized for employee services received during the year is shown in the following table:

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

Expense arising from equity-settled share-based payment transactions	10,275	5,301	1,592	252

Total expense arising from share-based payment transactions	10,275	5,301	1,592	252

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in share options during the year:

	Number of share options	WAEP		Number of share options	WAEP
	2016	2016		2017	2017

Outstanding at January 1	570,000	US$	21.11 dollar	530,000	US$	21.11 dollar
Exercised during the year	—		—	(46,400)	US$	21.11 dollar
Cancelled during the year	(40,000)	US$	21.11 dollar	(13,600)	US$	21.11 dollar

Outstanding at December 31	530,000	US$	21.11 dollar	470,000	US$	21.11 dollar

Exercisable at December 31	353,333	US$	21.11 dollar	470,000	US$	21.11 dollar

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

Fair value of share options and assumptions

Date of grant of options	On July 29, 2014

Fair value at measurement date (US$)	5.70 dollar – 6.74 dollar

Share price (US$)	21.11 dollar
Exercise price (US$)	21.11 dollar
Expected volatility (%)	47.4
Expected option life (years)	3.5 – 5.5
Expected dividends (%)	5.81
Risk-free interest rate (%)	1.4 – 2.0

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

27.	Share-based payment (cont’d)

Fair value of share options and assumptions (cont’d)

The exercise price for options outstanding as at December 31, 2017 was US$21.11 dollar (2016: US$21.11 dollar).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2017 was 6.6 (2016: 7.6) years.

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

28.	Trade and other payables

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Trade and bills payables (i)	4,672,750	5,177,123	817,948
Other payables	362,856	366,604	57,921
Accrued expenses	841,942	843,447	133,258
Accrued staff costs	406,261	622,893	98,413
Dividend payable	37,851	39,786	6,286
Associates and joint ventures	91,439	102,111	16,133
Other related parties	120,619	125,411	19,814

Financial liabilities at amortized cost (Note 36)	6,533,718	7,277,375	1,149,773
Other tax payable	42,750	51,387	8,119

Trade and other payables with liquidity risk (Note 33)	6,576,468	7,328,762	1,157,892
Deferred grants (Note 17)	21,939	22,270	3,519
Deferred income (ii)	170,000	—	—
Advance from customers	76,636	117,117	18,503

Total trade and other payables (current)	6,845,043	7,468,149	1,179,914

(i)

As of December 31, 2017, the trade and bills payables include bills payable to joint ventures, associates and other related parties amounted to RMB 63,600 (US$10,048) (2016: RMB 50), RMB 8,560 (US$1,352) (2016: RMB 12,210) and RMB 114,749 (US$18,129) (2016: RMB 133,708) respectively.

(ii)

This relates to the Group’s transfer of technology know-how to a joint venture. Upon completion of engineering design services for the heavy-duty engine platform for the joint venture in 2017, revenue has been recognized in the consolidated statement of profit or loss under the line item “other operating income”.

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000
Provision for bonus (i)	133,928	148,287	23,428
Deferred income (ii)	2,844	8,060	1,274

Other payables (non-current) (Note 33, Note 36)	136,772	156,347	24,702

(i)	The provision is not expected to be settled within next 12 months.

(ii)	This relates to progress payments received for sale of lands and will be credited to profit and loss upon completion of the sale.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables (current) are non-interest bearing and have an average term of three months.

•	For terms and conditions relating to related parties, refer to Note 30.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

29.	Provision for product warranty

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

At January 1	233,577	238,850	37,737
Provision made	350,803	412,514	65,174
Provision utilized	(345,530)	(361,058)	(57,045)

At December 31	238,850	290,306	45,866

30.	Related party disclosures

The ultimate parent

As of December 31, 2017, the controlling shareholder of the Company, HLA, indirectly owned 16,360,845, or 40.0% (2016: 16,360,845 or 40.2%), of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 23.3% (2016: 23.4%) of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 16.7% (2016: 16.8%) of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under Bye-Laws of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of RMB 32, RMB 34 and RMB 34 (US$5) during the financial years ended December 31, 2015, 2016 and 2017 respectively. The transaction relates to consultancy fees charged by HLA.

Entity with significant influence over the Group

As of December 31, 2017, the Yulin City Government through Coomber Investment Ltd. owned 17.2% (2016: 17.3%) of the ordinary shares in the capital of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

30.	Related party disclosures (cont’d)

The following provides the significant transactions that have been entered into with related parties for the relevant financial year.

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

Sales
- Materials/engines to State Holding Company, its subsidiaries and affiliates	516,679	447,509	455,061	71,896
- Hospitality and restaurant service charged to State Holding Company, its subsidiaries and affiliates	3,247	4,761	4,454	704
- Diesel engines and materials to associates and joint ventures	156,444	219,724	412,591	65,186
Purchase
- Purchase of materials and supplies from subsidiaries and affiliates of State Holding Company	1,181,852	1,028,358	1,221,421	192,976
- Materials and supplies/engines from associates and joint ventures	90,354	308,610	914,211	144,439
Others
- Delivery expense charged by subsidiaries of State Holding Company	164,690	143,077	192,399	30,398
- Storage, distribution and handling expenses charged by a subsidiary of State Holding Company	30,462	50,181	18,007	2,845
- Property management service charged by an associate/ a subsidiary of SHC(ii)	23,359	20,976	22,212	3,509
- Leasing expenses charged by State Holding Company	12,951	4,715	8,676	1,371
- Consultancy fees charged by State Holding Company	—	10,026	12,264	1,938
- General and administrative expenses charged by State Holding Company	3,141	4,283	7,951	1,256
- General and administrative expenses charged by affiliates of HLA	6,271	6,887	6,913	1,092
- Charged by joint ventures for service provided	—	2,121	2,543	402
- Charged to subsidiaries of State Holding Company for service provided	—	8,873	21,274	3,361
- Charged to a joint venture for service provided	—	—	14,241	2,250
- Rental income charged to State Holding Company and its subsidiaries	619	5,454	4,483	708
- Purchases of vehicles/machineries from State Holding Company and its subsidiary	1,963	—	52,443	8,286
- Purchases of additional shareholding in a subsidiary from State Holding Company (i)	4,170	—	1,335	211
- Disposal of shareholding in an associate to State Holding Company (ii)	—	—	1,833	290
- Sales of an intangible asset to a joint venture	—	—	220,000	34,758

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

30.	Related party disclosures (cont’d)

Note:

(i)	In October 2015, Yuchai acquired 2.86% of equity interest in YEMC from State Holding Company with a purchase consideration of RMB 4.2 million.

In June 2017, GYAMC acquired 25% of equity interest in Crankshaft from State Holding Company with a purchase consideration of RMB 1.3 million (US$0.2 million).

(ii)	In August 2017, YEMC disposed its 30% equity interest in Property Management to State Holding Company for a consideration of RMB 1.9 million (US$0.3 million).

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

Terms and conditions of transactions with related parties

The transactions with related parties are made at terms agreed between the parties. Outstanding balances at the year-end are unsecured and interest free.

Compensation of key management personnel of the Group

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

Short-term employee benefits	27,331	31,975	40,831	6,451
Contribution to defined contribution plans	305	415	385	61
Cost of share-based payment	8,477	4,387	1,294	204

	36,113	36,777	42,510	6,716

The non-executive directors do not receive pension entitlements from the Group.

31.	Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has entered into commercial leases on a land, and certain motor vehicles, office space and items of machinery. These leases have an average life of between one and five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Within one year
- With related parties	800	5,578	881
- With third parties	11,338	14,058	2,221
After one year but not more than five years
- With related parties	1,399	1,724	272
- With third parties	12,537	14,003	2,212
More than five years
- With third parties	114	—	—

	26,188	35,363	5,586

The minimum lease payments recognized as an expense for the financial year ended December 31, 2015, 2016 and 2017 amounted to RMB 60,201, RMB 54,617 and RMB 54,671 (US$8,638).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

31.	Commitments and contingencies (cont’d)

Operating lease commitments - Group as lessor

The Group leased out some of its assets, including surplus office and manufacturing buildings. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

Future minimum rentals receivable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Within one year
- With related parties	102	184	29
- With third parties	1,624	1,438	227
After one year but not more than five years
- With related parties	—	268	42
- With third parties	1,855	2,491	394
More than five years
- With third parties	268	1,310	207

	3,849	5,691	899

Finance lease commitments

The Group has finance lease for office equipment and motor vehicles. The lease has term of renewal but no purchase options and escalation clause. Renewal is at the option of the Group.

Future minimum lease payments under finance lease together with the present value of the net minimum lease payments are as follows:

	31.12.2016		31.12.2017
	Minimum lease payments	Present value of payments	Minimum lease payments		Present value of payments
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000

Not later than one year	43	38	33	5	33	5
Later than one year but not later than five years	70	70	46	7	46	7

Total minimum lease payments	113	108	79	12	79	12
Less: Amount representing finance charges	(5)	*	*	*	*	*

Present value of minimum lease payments	108	108	79	12	79	12

*	Less than RMB 1 (US$1)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

31.	Commitments and contingencies (cont’d)

Capital commitments

As of December 31, 2016 and 2017, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not paid amounting to RMB 427,089 and RMB 409,487 (US$64,696) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 6.

Investment commitments

As of December 31, 2016 and 2017, the Group has commitment of RMB 75,000 and RMB Nil (US$ Nil) relating to the Group’s interest in joint venture, respectively.

Letter of credits

As of December 31, 2016 and 2017, Yuchai had issued irrevocable letter of credits of RMB 29,729 and RMB 1,905 (US$301), respectively.

Product liability

The General Principles of the Civil Law of the People’s Republic of China imposes that manufacturers and sellers are liable for loss and injury caused by defective products. Yuchai and its subsidiaries do not carry product liability insurance. Yuchai and its subsidiaries have not had any significant product liability claims brought against them.

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

For management purposes, the Group is organized into business units based on their products and services, and has two reportable operating segments as follows:

•	Yuchai primarily conducts manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•	HLGE is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia. HLGE is listed on the Main Board of the Singapore Exchange.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

Year ended December 31, 2015	Yuchai	HLGE	Corporate		Eliminations	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000

Revenue
Total external revenue	13,671,931	61,506	—		—	13,733,437

Results
Interest income	35,557	1,415	10,003		(5,661)	41,314
Interest expense	(110,618)	(7,595)	(435)		5,661	(112,987)
Impairment of property, plant and equipment	(2,873)	—	—		—	(2,873)
Impairment of technology development cost	(26,700)	—	—		—	(26,700)
Staff severance cost	(8,385)	—	—		—	(8,385)
Depreciation and amortization	(458,759)	(10,458)	(218)		—	(469,435)
Share of (loss)/profit of associates and joint ventures, net of tax	(10,230)	7,539	—		—	(2,691)
Income tax expense	(161,731)	(2,491)	(12,596	)(1)	—	(176,818)

Segment profit after income tax	583,115	6,473	(80,268)		—	509,320

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

32.	Segment information (cont’d)

Year ended December 31, 2016	Yuchai	HLGE	Corporate		Eliminations	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000

Revenue
Total external revenue	13,598,487	66,353	—		—	13,664,840

Results
Interest income	51,235	1,919	10,080		(6,251)	56,983
Interest expense	(73,028)	(7,706)	(648)		6,251	(75,131)
Impairment of property, plant and equipment	(3,297)	—	—		—	(3,297)
Staff severance costs	(12,864)	—	—		—	(12,864)
Depreciation and amortization	(467,177)	(10,744)	(239)		—	(478,160)
Share of profit/(loss) of associates and joint ventures, net of tax	112	(3,724)	—		—	(3,612)
Income tax expense	(141,272)	(2,281)	(16,717	)(1)	—	(160,270)
Segment profit after income tax	765,039	(4,548)	(36,883)		—	723,608

Total assets	17,537,583	449,994	2,111,248		(1,502,319)	18,596,506

Total liabilities	(8,419,018)	(369,124)	(151,472)		328,920	(8,610,694)

Other disclosures
Investment in joint ventures	173,781	2,570	—		—	176,351
Capital expenditure	282,284	2,623	86		—	284,993

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

32.	Segment information (cont’d)

Year ended December 31, 2017	Yuchai	HLGE	Corporate		Eliminations	Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	US$’000

Revenue
Total external revenue	16,165,245	57,197	—		—	16,222,442	2,563,030

Results
Interest income	94,760	1,803	11,833		(2,975)	105,421	16,656
Interest expense	(94,794)	(3,983)	(270)		2,975	(96,072)	(15,179)
Gain on disposal of intangible assets	115,235	—	—		—	115,235	18,206
Gain on disposal of subsidiaries	—	216,115	—		—	216,115	34,145
Gain on disposal of joint venture	—	107,976	—		—	107,976	17,059
Impairment of property, plant and equipment	(20,845)	—	—		—	(20,845)	(3,293)
Impairment of technology development cost	(40,000)	—	—		—	(40,000)	(6,320)
Staff severance cost	(107,732)	—	—		—	(107,732)	(17,021)
Depreciation and amortization	(433,921)	(9,990)	(270)		—	(444,181)	(70,177)
Share of profit of associates and joint venture	9,255	799	—		—	10,054	1,589
Income tax expense	(190,573)	(461)	(29,133	)(1)	—	(220,167)	(34,785)

Segment profit after tax	1,089,233	322,481	(6,644)		—	1,405,070	221,991

Total assets	19,623,882	451,096	2,444,012		(1,503,931)	21,015,059	3,320,229

Total liabilities	(9,840,265)	(66,920)	(128,591	)(2)	(7)	(10,035,783)	(1,585,582)

Other disclosures
Investment in joint ventures	193,476	2,626	—		—	196,102	30,983
Capital expenditure	259,068	975	1,390		—	261,433	41,305

Note:

(1)	This relates mainly to the withholding tax provisions for dividends from Yuchai.
(2)	Included here are mainly the cumulative withholding tax provision for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

32.	Segment information (cont’d)

Geographic information

Revenue from external customers:

	31.12.2015	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	RMB’000	US$’000

People’s Republic of China	13,630,979	13,508,721	16,116,356	2,546,269
Other countries	102,458	156,119	106,086	16,761

	13,733,437	13,664,840	16,222,442	2,563,030

The revenue information above is based on the location of the customer.

Revenue from one customer group amounted to RMB 4,839,617 (US$764,625) (2016: RMB 3,580,856; 2015: RMB 2,900,332), arising from sales by Yuchai segment.

Non-current assets

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

People’s Republic of China	4,893,338	4,524,988	714,916
Other countries	95,430	94,779	14,974

	4,988,768	4,619,767	729,890

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

The sensitivity analyses in the following sections relate to the position as at December 31, 2016 and 2017.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2017.

The analyses exclude the impact of movements in market variables on provisions and on the non-financial assets and liabilities of foreign operations.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

33.	Financial risk management objectives and policies (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s interest-bearing bank deposits and loans and borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Group are disclosed in Note 16(b). As certain interest rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group.

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

If interest rate had been 50 (2016: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2017 of the Group would increase/decrease by RMB 22,015 (US$3,478) (2016: increase/decrease by RMB 15,712).

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

33.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2016
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Held for trading investment	12,181	—	—	—	—
Trade and other receivables	957	9,232	15,032	31,679	982
Cash and bank balances	117,763	3,841	7,247	—	—
Financial liabilities	(33,686)	—	(104,055)	—	—
Trade and other payables	(12,991)	(10,763)	(5,873)	(1,410)	—

Net assets/(liabilities)	84,224	2,310	(87,649)	30,269	982

	31.12.2017
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Held for trading investment	24,714	—	—	—	—
Trade and other receivables	725	—	34,727	469	—
Cash and bank balances	418,875	1,486	16,068	—	498
Financial liabilities	(14,715)	—	—	—	—
Trade and other payables	(13,748)	(10,857)	(5,574)	(35,505)	(24)

Net assets/(liabilities)	415,851	(9,371)	45,221	(35,036)	474

US$’000	65,701	(1,481)	7,145	(5,535)	75

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000
Singapore Dollar	8,422	41,585	6,570
Euro	231	(937)	(148)
US Dollar	(8,765)	4,522	714
Renminbi	3,027	(3,504)	(554)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

33.	Financial risk management objectives and policies (cont’d)

Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit before tax by the following amount:

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000
Statement of profit or loss	1,218	2,471	390

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

At December 31, 2017, the Group had top 20 customers (2016: top 20 customers) that owed the Group more than RMB 57,220 (US$9,040) (2016: RMB 151,033) and accounted for approximately 22.4% (2016: 51.1%) of trade receivables (excluding bills receivables) owing respectively. These customers are located in the PRC. There were 44 customers (2016: 38 customers) with balances greater than RMB 1,000 (US$158) accounting for over 73.8% (2016: 79.6%) of total trade receivable (excluding bills receivables). The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 20 and Note 21. The Group’s share of trade receivables of a joint venture which was used as collateral as security is disclosed in Note 6.

Cash and fixed deposits are placed with banks and financial institutions which are regulated.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuations in cash flows, and having adequate amounts of committed credit facilities.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

33.	Financial risk management objectives and policies (cont’d)

Liquidity risk (cont’d)

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	One year or less	Two to five years	More than five years	Total
As at December 31, 2016	RMB’000	RMB’000	RMB’000	RMB’000

Financial assets
Trade and bills receivables	7,111,890	—	—	7,111,890
Other receivables, excluding tax recoverable	246,687	1,588	—	248,275
Cash and bank balances	4,052,957	—	—	4,052,957
Held for trading investment and derivative not designated as hedges – foreign exchange forward contract	12,181	—	—	12,181

	11,423,715	1,588	—	11,425,303

Financial liabilities
Derivative not designated as hedges – foreign exchange forward contract	140	—	—	140
Interest-bearing loans and borrowings	909,824	18,409	—	928,233
Trade and other payables (Note 28)	6,576,468	136,772	—	6,713,240
Other liabilities	43	70	—	113

	7,486,475	155,251	—	7,641,726

	One year or less	Two to five years	More than five years	Total	Total
As at December 31, 2017	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

Financial assets
Trade and bills receivables	7,075,319	—	—	7,075,319	1,117,850
Other receivables, excluding tax recoverable	132,675	620	—	133,295	21,060
Cash and bank balances	6,029,207	—	—	6,029,207	952,572
Held for trading investment	24,714	—	—	24,714	3,905

	13,261,915	620	—	13,262,535	2,095,387

Financial liabilities
Interest-bearing loans and borrowings	1,624,539	27,874	—	1,652,413	261,069
Trade and other payables (Note 28)	7,328,762	156,347	—	7,485,109	1,182,594
Other liabilities	33	46	—	79	12

	8,953,334	184,267	—	9,137,601	1,443,675

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

34.	Capital management

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

	31.12.2016	31.12.2017	31.12.2017
	RMB’000	RMB’000	US$’000

Interest-bearing loans and borrowings (current and non-current) (Note 16(b))	910,406	1,626,341	256,951
Trade and other payables (current and non-current) (Note 28)	6,981,815	7,624,496	1,204,616
Less: Cash and bank balances (Note 23)	(4,052,957)	(6,029,207)	(952,572)

Net debts	3,839,264	3,221,630	508,995
Equity attributable to equity holders of the parent	7,683,834	8,347,562	1,318,855

Total capital and net debts	11,523,098	11,569,192	1,827,850

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2016 and 2017.

As disclosed in Note 26, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2016 and 2017.

35.	Fair value measurement

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2016:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 19)	December 31, 2016	12,181	12,181	—	—
Liabilities measured at fair value
Derivative financial liabilities:
Foreign exchange forward contract - USD(i) (Note 16(a))	December 31, 2016	140	—	140	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

35.	Fair value measurement (cont’d)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2017:

Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Held for trading investment:
Quoted equity shares – TCL (Note 19)	December 31, 2017	24,714	24,714	—	—

Note:

(i)

Forward currency contracts are valued using a valuation technique with market observable inputs. The most frequently applied valuation techniques include forward pricing, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates.

There have been no transfers between Level 1 and Level 2 during 2017 and 2016.

36.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000

As at December 31, 2016

Financial assets
Held for trading investment	19	12,181	—	—	12,181
Trade and bills receivables	20	—	7,057,256	—	7,057,256
Other receivables	21	—	248,275	—	248,275
Cash and bank balances	23	—	4,052,957	—	4,052,957

		12,181	11,358,488	—	11,370,669

Financial liabilities
Trade and other payables	28	—	—	6,670,490	6,670,490
Loans and borrowings	16(b)	—	—	910,406	910,406
Other liabilities	16(a)	—	—	248	248

		—	—	7,581,144	7,581,144

China Yuchai International Limited

Notes to the Consolidated Financial Statements

(RMB and US$ amounts expressed in thousands, except per share data)

36.	Financial assets and financial liabilities (cont’d)

	Note	Financial assets at fair value through profit or loss	Loans and receivables	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	US$’000

As at December 31, 2017

Financial assets
Held for trading investment	19	24,714	—	—	24,714	3,905
Trade and bills receivables	20	—	7,031,544	—	7,031,544	1,110,934
Other receivables	21	—	133,295	—	133,295	21,060
Cash and bank balances	23	—	6,029,207	—	6,029,207	952,572

		24,714	13,194,046	—	13,218,760	2,088,471

Financial liabilities
Trade and other payables	28	—	—	7,433,722	7,433,722	1,174,475
Loans and borrowings	16(b)	—	—	1,626,341	1,626,341	256,951
Other liabilities	16(a)	—	—	79	79	12

		—	—	9,060,142	9,060,142	1,431,438

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

China Yuchai International Limited

Consolidated Statement of Changes in Equity

(RMB and US$ amounts expressed in thousands, except per share data)

36.	Financial assets and financial liabilities (cont’d)

Changes in liabilities arising from financing activities

	January 1, 2016	Cash flows	Foreign exchange movement	Translation reserve	Others	December, 31, 2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at December 31, 2016

Loans & bonds
- current	2,399,195	(1,535,532)	(9,608)	—	40,081	894,136
- non-current	56,509	(2,015)	(1,242)	3,099	(40,081)	16,270
Obligations under finance leases
- current	59	(62)	(5)	8	38	38
- non-current	55	—	—	—	15	70

Total liabilities from financing activities	2,455,818	(1,537,609)	(10,855)	3,107	53	910,514

	January 1, 2017	Cash flows	Foreign exchange movement	Translation reserve	Others	December, 31, 2017	December, 31, 2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

As at December 31, 2017

Loans & bonds
- current	894,136	705,109	755	—	—	1,600,000	252,789
- non-current	16,270	9,376	879	(184)	—	26,341	4,162
Obligations under finance leases
- current	38	(38)	—	9	24	33	5
- non-current	70	—	—	—	(24)	46	7

Total liabilities from financing activities	910,514	714,447	1,634	(175)	—	1,626,420	256,963

The ‘Others’ column includes the effect of reclassification of non-current portion of interest-bearing loans and borrowings, including obligations under finance leases due to the passage of time.