Form 20-F
period 2018-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2019-04-22
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, 40,858,290 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Certain Definitions and Supplemental Information

All references to “China,” “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar,” “dollar,” “US$” or “$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore; all references to “RM” are to Ringgit, the legal tender currency of Malaysia. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 6.6901 = US$1.00, the rate quoted by the People’s Bank of China, or PBOC, on February 28, 2019, (ii) from Singapore dollar to US dollar at the rate of S$1.3520 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2019, and (iii) from Ringgit to US dollar at the rate of RM 4.0650 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2019. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

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

As of December 31, 2018, 40,858,290 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 40,858,290. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 40,858,290 for 2018. As of February 28, 2019, 40,858,290 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards. All references to Tier-2, Tier-3 and Tier-4 emission standards are to emission standards adopted by the Ministry of Environmental Protection of the People’s Republic of China (superseded by the Ministry of Ecology and Environment of the People’s Republic of China in 2018) applicable to diesel engines used in off-road machinery.

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

The audited consolidated financial statements as at and for the years ended December 31, 2016, 2017 and 2018 included in this Annual Report reflect the first year of adoption of standards IFRS 15 — Revenue from Contracts with Customers (“IFRS 15”). The transition was applied by using a full retrospective method from January 1, 2016. Changes in accounting policy applied as a result of the adoption including the restatements of the consolidated statements of financial position as at December 31, 2017 and January 1, 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the period ended December 31, 2017 and 2016. The effects of adopting IFRS 15 are described in Note 2.4 to the accompanying consolidated financial statements included in this Annual Report. The audited consolidated financial statements as at and for the years ended December 31, 2015 and 2014 were not restated for the retrospective application of IFRS 15. In addition, the financial and operational data as at and for the years ended December 31, 2016, 2017 and 2018 included in this Annual Report reflect Yuchai’s revision of its classification system for light-, medium- and heavy-duty engines implemented in 2018. Under the revised classification system, light-duty engines have engine capacity of 3.8 liters or less; medium-duty engines have engine capacity of between 3.8 liters and 7.0 liters; and heavy-duty engines have engine capacity of more than 7.0 liters. In addition to engine capacity, the new classification system takes into account the commercial application of the engines by original equipment manufacturers. For example, certain 4-cylinder engines that were previously classified as light-duty engines have been reclassified as medium-duty engines to the extent that they have application in the light- and medium-duty segments.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2019 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

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

•

the threat arising from global and the Chinese government’s initiatives to develop energy saving and new energy vehicles, including hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles, which may lead to a decrease in demand for our engines, affecting our market share and profitability;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2017 and 2018, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2014, 2015 and 2016, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2014 and 2015 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 have been prepared in conformity with IFRS.

The audited consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018 included in this Annual Report reflect the first year of adoption of standards IFRS 15. In addition, the financial and operational data as of and for the years ended December 31, 2016, 2017 and 2018 included in this Annual Report reflect Yuchai’s revision of its classification system for light-, medium- and heavy-duty engines implemented in 2018. For more information, see “Certain Definitions and Supplemental Information.”

The selected financial information as of and for the years ended December 31, 2016, 2017 and 2018 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2018, we had a 48.9% interest in the outstanding ordinary shares of HLGE and a 7.7% interest in the outstanding ordinary shares of TCL. As of February 28, 2019, our interest in the outstanding ordinary shares of HLGE and TCL remained unchanged.

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

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2018. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2018 and February 28, 2019. We consolidate the results of HLGE as a subsidiary. See Note 1.3 to the accompanying consolidated financial statements in Item 18.

Relating to our interest in TCL:

Since fiscal year 2010, we have gradually reduced our total shareholding in TCL. Our total shareholding interest in TCL was 7.7% as of December 31, 2018 and February 28, 2019. We classify our shareholding in TCL as quoted equity securities. On March 27, 2019, W Capital Markets Pte. Ltd., for and on behalf of Prime Trade Enterprises Limited, an investment holding company ultimately owned and controlled by certain members of the Thakral family, announced a voluntary conditional cash partial offer to acquire approximately 20% of the total issued shares of TCL. We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL.

For further information on the Company’s investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$(1)
			(Restated)	(Restated)
	(in thousands, except per share data)
Selected Consolidated Statement of Profit or Loss Data:
Revenue	16,436,142	13,733,437	13,643,195	16,197,819	16,263,248	2,430,942
Gross profit	3,290,990	2,790,572	2,972,452	3,356,051	3,092,021	462,178
Research and development costs	(494,594)	(506,955)	(588,007)	(608,181)	(447,668)	(66,915)
Other operating income, net	94,892	19,337	95,355	509,398	192,680	28,800
Operating profit	1,292,618	805,180	979,527	1,604,413	1,282,521	191,703
Share of results of associates and joint ventures	(29,755)	(2,691)	(3,612)	10,054	11,634	1,739
Profit before tax	1,201,385	686,138	896,232	1,514,028	1,181,067	176,538
Income tax expense	(179,639)	(176,818)	(160,270)	(194,172)	(206,667)	(30,891)
Profit for the year	1,021,746	509,320	735,962	1,319,856	974,400	145,647
Attributable to:
Equity holders of the parent	730,280	341,108	525,177	888,809	695,266	103,925
Non-controlling interests	291,466	168,212	210,785	431,047	279,134	41,722
Basic and diluted earnings per common share attributable to ordinary equity holders of the parent (RMB/US$ per share)	19.36	8.81	13.12	21.80	17.02	2.54
Profit for the year per share (RMB/US$ per share)	27.09	13.16	18.39	32.38	23.85	3.56
Weighted average number of shares	37,720	38,712	40,017	40,765	40,858	40,858

	As at December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$(1)
			(Restated)	(Restated)
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	4,925,945	4,366,413	5,498,043	6,621,162	6,861,641	1,025,640
Property, plant and equipment	4,460,842	4,329,544	4,127,185	3,824,018	3,756,542	561,508
Trade and other receivables	8,403,066	7,563,715	7,495,209	7,416,554	7,785,287	1,163,702
Total assets	18,773,336	18,815,602	18,515,746	21,015,059	21,657,964	3,237,315
Trade and other payables	6,547,296	6,192,190	6,689,771	7,507,031	7,191,134	1,074,893
Short-term loans and borrowings	1,209,001	2,399,195	894,136	1,600,000	2,001,014	299,101
Long-term loans and borrowings	1,077,716	56,509	16,270	26,341	15,078	2,254
Non-controlling interests	2,163,382	2,190,452	2,317,982	2,627,617	2,751,705	411,310
Issued capital	1,840,227	1,955,720	2,059,076	2,081,138	2,081,138	311,077
Equity attributable to equity holders of the parent	6,988,432	7,239,617	7,735,672	8,334,287	8,395,849	1,254,966

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$(1)
			(Restated)	(Restated)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	535,686	1,686,718	2,276,087	1,420,167	670,601	100,235
Net cash (used in)/from investing activities	(523,019)	(25,496)	(572,031)	76,570	(79,992)	(11,956)
Net cash (used in)/from financing activities	(314,749)	(485,535)	(1,553,986)	280,862	(449,525)	(67,193)
Effect of foreign currency exchange on cash and cash equivalents	(3,109)	7,332	29,480	(41,189)	28,482	4,259
Net (decrease)/increase in cash and cash equivalents	(305,191)	1,183,019	179,550	1,736,410	169,566	25,345

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 6.6901 = US$1.00, the rate quoted by the People’s Bank of China (the “PBOC”) at the close of business on February 28, 2019. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 28, 2019 or any other date. The rate quoted by the PBOC at the close of business on December 28, 2018 was RMB 6.8632 = US$1.00.

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

Any determination by Yuchai to declare a dividend will be at the discretion of Yuchai’s shareholders and will be dependent upon Yuchai’s financial condition, results of operations, regulatory factors and other relevant factors. Yuchai’s Articles of Association provide that dividends shall be paid at least once a year out of after-tax profits (if any). To the extent Yuchai has foreign currency available, dividends declared by shareholders at a shareholders’ meeting to be paid to holders of Foreign Shares (currently only us) will be payable in foreign currency, and such shareholders will have priority thereto. If the foreign currency available is insufficient to pay such dividends, such dividends may be payable partly in Renminbi and partly in foreign currency. Dividends allocated to holders of Foreign Shares may be remitted in accordance with the relevant Chinese laws and regulations. In the event that the dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with the relevant Chinese laws, regulations and policies.

Any determination by the Company to declare a dividend will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year /in the fiscal year (in thousands)
2014	US$1.20 (2)	RMB 325,278 (3)
2015	US$1.10 (4)	RMB 271,058 (5)
2016	US$0.85 (6)	RMB 318,050(7)
2017	US$0.90 (8)	RMB 234,923(9)
2018	US$2.21(10)	RMB 307,207(11)

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

(3)

The dividend declared by Yuchai for fiscal year 2014 was paid to us on May 29, 2015. For dividend paid for fiscal year 2014, RMB 32.6 million was paid in Renminbi and the remaining RMB 292.7 million was paid in US dollar at an exchange rate of RMB 6.2135 = US$1.00.

(4)

On May 22, 2015, we declared a dividend of US$1.10 per ordinary share amounting to a total of US$42.0 million for fiscal year 2014 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$23.4 million in cash and 1,102,634 ordinary shares.

(5)

The dividend declared by Yuchai for fiscal year 2015 was paid to us on May 26, 2016. For the dividend paid for fiscal year 2015, RMB 27.0 million was paid in Renminbi and the remaining RMB 244.1 million was paid in US dollar at an exchange rate of RMB 6.5636 = US$1.00.

(6)

On May 12, 2016, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$33.4 million for fiscal year 2015 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$17.8 million in cash and 1,413,760 ordinary shares.

(7)	The dividend declared by Yuchai for fiscal year 2016 was paid to us on May 19, 2017. For the dividend paid for the fiscal year 2016, RMB 318.0 million was paid in Renminbi.
(8)

On May 24, 2017, we declared a dividend of US$0.90 per ordinary share amounting to a total of US$36.6 million for fiscal year 2016 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$34.7 million in cash and 99,790 ordinary shares.

(9)	The dividend declared by Yuchai for fiscal year 2017 was paid to us between May 25, 2018 and May 29, 2018. For the dividend paid for the fiscal year 2017, RMB 234.9 million was paid in Renminbi.
(10)

On June 19, 2018, we declared a dividend of US$0.73 per ordinary share and a special dividend of US$1.48 per ordinary share amounting to a total of US$90.3 million for fiscal year 2017. This dividend was paid to our shareholders on July 10, 2018.

(11)

The dividend declared by Yuchai for fiscal year 2018 has been approved for payment by Yuchai’s Board of Directors. It will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2018 and upon the receipt of approval by Yuchai’s shareholders.

Risk Factors

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of February 28, 2019, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 17,059,154 or approximately 41.75%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 23.30% of the outstanding shares of our Common Stock and has, since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 18.45% of the outstanding shares of our Common Stock as of February 28, 2019. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

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

•

changes in general economic conditions, arising from a slowdown in the global economy in 2019 and beyond, escalation or continuation of trade tensions between the United States and China, heightened policy uncertainty especially regarding trade, financial market disruptions amid global financing conditions, and heightened geopolitical tensions globally, protracted recovery in the Euro Area and the economic effects from a withdrawal of the United Kingdom from the European Union and weaker than expected growth in China. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy;”

•

the threat arising from the Chinese government’s initiatives to develop energy saving and new energy vehicles, including hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles, which may lead to a decrease in demand for our engines, affecting our market share and profitability;

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

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year ended on December 31, 2018. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Common Stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether we are or are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the Common Stock.

Risks relating to our company and our business

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.

Our operations and performance depend significantly on worldwide economic conditions. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand. According to the World Bank’s Global Economic Prospects issued in January 2019, global economic growth is projected to remain soft, expanding at a rate of 2.9% in 2019 amid increasing downside risk to the outlook. Growth among advanced economies is forecast to drop to 2% in 2019. While slowing external demand and persistent policy uncertainties are expected to weigh on the outlook for emerging markets and developing economies, growth for this group is anticipated to reach 4.2% in 2019.

In the Eurozone, large uncertainty still surrounds the United Kingdom’s withdrawal from the EU (known as BREXIT) and risk of economic weakness in some EU member states remains. According to its Winter European Economic Forecast issued on February 7, 2019, the European Commission anticipates economic growth in the Eurozone to continue but at a slower pace, with expected economic growth in 2019 being revised lower to 1.6%.

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

According to the National Bureau of Statistics, China’s GDP grew by 6.6% in 2018, compared with 6.8% in 2017. Although the growth slowdown in China continues to be gradual in response to the Chinese government’s planned reform of the economy, there are downside risks to growth. The main short-term risk is the unwinding of high leverage in sectors with excess capacity, namely the manufacturing, industrial and real estate sectors. This may result in a sharper-than-expected slowdown in investment and hence in aggregate demand. There have been increasing concerns over China’s current debt levels which continue to trend upwards despite decelerating credit growth which has resulted in fears over possible defaults by local banks, corporate entities including state-owned enterprises and local provincial governments. In March 2019 in the Chinese government’s Work Report announced at the National People’s Congress in Beijing, Premier Li Keqiang lowered China’s 2019 GDP growth target to a range of 6.0% to 6.5%, citing more complex risks and challenges in the coming year, including ongoing trade disputes with the U.S.. To help domestic businesses, the Chinese government also announced a reduction in the value-added tax rate (“VAT”) for manufacturers from 16% to 13%, and VAT for construction and transport companies from 10% to 9%. The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may be adversely affected by changes in Chinese government policies.

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

The diesel engine business in China is dependent in large part on Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by Chinese government policies.

Our business is dependent on the state of the commercial vehicle market in China. According to CAAM, the sales of commercial vehicles have experienced fluctuations over the years primarily as a result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In 2016, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 2.7 million units, an increase of 8.3% compared with 2015, primarily due to an increase of 11.6% in the truck market as stricter enforcement of anti-overloading regulations had resulted in higher sales, which was partially offset by a 9.9% decline in sales in the bus segment compared with 2015. In 2017, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 3.1 million units, an increase of 16.9% compared with 2016, primarily due to an increase of 19.5% in the truck market as stricter enforcement of anti-overloading regulations and increasing demand in logistics services resulted in higher sales. The bus market remained weak experiencing a 0.7% decline in overall sales with heavy-duty bus sales up 0.1% compared with 2016. In 2018, the diesel engine market was affected by factors such as the weakening influence of the Chinese government’s anti-loading policy, a “Blue Sky Protection” campaign launched by Chinese government, diminishing use of the trans-cities highway transportation system in favor of rail transport and the forthcoming implementation of National VI emission standards. In 2018, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 3.1 million units, being flat compared with 2017. The truck market decreased by 1.3%, mainly attributed to a 22.3% decline in the medium-duty segment, which was partially offset by the growth of 2.7% in the heavy-duty segment. The bus market continued to weaken in 2018, resulting in a 5.3% decline in bus sales compared to 2017. The Chinese government introduced generous incentives to encourage purchases of electric-powered vehicles to curb air pollution in major cities, resulting in increased sales of electric-powered commercial vehicles, particularly in the light-duty engine vehicles segment. As a result of these initiatives, combustion bus engine sales volume in China and our share of the bus market have gradually decreased. For more details, see “— Increasing demand for electric vehicles may lead to decreases in demand for our engines affecting our market share and profitability” and “Item 5. Operating and Financial Review and Prospects — Overview.”

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014 -2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020. Premier Li Keqiang in his 2017 annual policy report acknowledged the continued concerns over environmental pollution and stated that the Chinese government would increase the pace of progress to improve the environment, especially air quality. The measures to be adopted include tackling the sources of pollution in key industries, strengthening control over exhaust emitted by motor vehicles through the prohibition of use of higher emission vehicles, improving the quality of fuel and promoting the use of clean energy vehicles and the strict enforcement of environment laws and regulations. China’s 13th Five Year Plan covering the years 2016 to 2020, which was formerly adopted at the National People’s Congress in Beijing in March 2016 seeks to reduce energy consumption by 15% and carbon emissions by 18% by 2020. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws. The reforms are being phased in on a pilot basis in 17 provinces and autonomous regions. As part of the reforms, in 2016, the State Council dispatched central environmental inspection teams made up of ministerial level officials to 15 provincial areas, including Beijing, Shanghai and Guangzhou, to monitor local conditions and encourage provincial governments to fulfill their environmental protection responsibilities, resulting in disciplinary actions against a number of government officials and the imposition of fines for environmental violations. In addition, in February 2017, China’s Environment Minister announced a month-long special inspection on air quality across Beijing and Tianjin municipalities and Hebei, Shanxi, Shandong and Henan provinces to check on the implementation of pollution control measures by both local governments and companies. On April 10, 2017, the Ministry of Environmental Protection issued its 13th Five-Year Plan for National Environmental Protection Standards. The Plan calls for the amendment of existing environmental protection standards and the implementation of new environmental protection standards, including in relation to air quality and pollution emission control, environment detection and basic environment standards and environmental management standards. On November 15, 2018, the Ministry of Ecology and Environment (formerly known as the Ministry of Environmental Protection) announced that the Chinese government would implement a system that localizes environmental monitoring, supervision, and law enforcement activities below the provincial level under the supervision of environmental protection authorities at higher levels of government. The system is expected to be implemented in 2019.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Trade tensions between the U.S. and China have resulted in both governments imposing tariffs, and both countries have indicated that they are willing to continue employing aggressive tactics, such as the imposition of additional punitive tariffs. As an example of such restrictions, since July 2018, the U.S. has imposed a 25% tariff on steel and a 10% tariff on aluminum imported into the United States, with temporary or permanent exemptions granted for certain countries. In response to these tariffs, China, the E.U., and other countries have implemented or are evaluating the use of retaliatory measures, which could further increase barriers to trade. Any increased trade barriers or restrictions on trade, especially trade with China, could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our business, financial condition and results of operations.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ending December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2012 to 2018. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012 to 2018.

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

Our sales are concentrated among the Dongfeng Group, which includes Dongfeng Automobile Co., Ltd., one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd. In 2018, sales to the Dongfeng Group accounted for 27.4% of our total revenue, of which sales to our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Automobile Co., Ltd., accounted for 9.9% and 3.6%, respectively. In 2018, our sales to our top five customers, including the Dongfeng Group, accounted for 37.5% of our total revenue. Although we consider our relationship with the Dongfeng Group and the other top four customers to be good, the loss of one or more of the companies within the Dongfeng Group as a customer or any one of our other top four customers whether singly or combined together would have a material adverse effect on our financial condition, results of operations, business or prospects.

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

The diesel engine industry in China is highly competitive. We compete with many other China domestic companies, most of which are state-owned enterprises. Some of our competitors have formed joint ventures with or have technology assistance relationships with foreign diesel engine manufacturers or foreign engine design consulting firms and use foreign technology that is more advanced than ours. We expect competition to intensify as a result of:

•	improvement in competitors’ products;

•	increased production capacity of competitors;

•	increased utilization of idle capacity by competitors;

•	price competition;

•	increased emphasis on new-energy vehicles; and

•	consolidations in the diesel engine industry.

In addition, we believe that there has been excess capacity in the diesel engine industry in the past, from time to time resulting from fluctuations in market demand. For example, market demand fluctuated between 2010 and 2017 as a result of, among other things, stimulus measures announced by the Chinese government to counter the effects of the 2008 global financial crisis, investment in capacity expansion by our competitors, the phasing out of Chinese government incentives for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities, pre-buying of commercial vehicles prior to the implementation of new emission standards in China and incentives to encourage purchases of electric-powered vehicles. For more details, see “Item 5. Operating and Financial Review and Prospects — Overview.”

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

In 2015, China government issued the first ten-year action plan for China to become a leading manufacturing nation, namely Made In China 2025, putting forward “energy saving and new energy vehicles” as one of the key development area in vehicle industry. New energy vehicles are defined as vehicles powered by alternative sources of energy instead of fossil fuel-powered engines, such as the diesel and natural gas engines that we produce. New energy vehicles include hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles.

The Chinese government has introduced incentives to encourage purchases of electric-powered vehicles to curb air pollution in major Chinese cities. As a result of these initiatives, combustion bus engine sales volume in China and our share of the bus market have gradually decreased. According to CAAM, the sales of electric-powered commercial vehicle increased by approximately 27.3% in 2017 to 176,980 units compared to 139,060 units in 2016. The growth rate was slower in 2018 and it witnessed a moderate growth of 5.3% to 186,377 units in 2018.

At the legislative session of the National People’s Congress in March 2017, the Chinese government reiterated its push for greater use of new-energy vehicles and encouraged more innovation to accelerate the sector’s development. The Chinese government announced in its March 2018 Work Report to the National People’s Congress that it would grant a three-year extension of the preferential policy for new energy vehicles and continue to explore the field of new energy vehicles. The Chinese government’s March 2019 Work Report reaffirmed that it would continue implementing preferential policies for new energy vehicles purchases. Since December 2016, China has gradually reduced subsidies for new-energy vehicles and expects to phase out all financial assistance by 2020. The Chinese government policy changes reflect the government’s determination to continue to accelerate the development of new energy automobile industry while allowing China’s commercial vehicle market to gradually shift from being “policy-driven” to “market-driven”. The entry of electric-powered vehicles into the commercial vehicle market in China is a relatively new development and is marked by new and changing technologies and evolving government regulation, industry standards and customer preferences, taking into account a variety of factors, for such vehicles compared with fossil fuel-powered vehicles. As such, it is difficult at this early stage of the market’s development in China, to predict the growth and demand prospects for such vehicles.

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

We have entered into several joint ventures in order to expand our product portfolio. There can be no assurance that our joint ventures will be successful or profitable. We have recognized impairment losses in the past related to our investments in the joint ventures and may do so again in the future. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment and shareholding changes. We have entered into the following joint ventures:

•

On August 28, 2018, we announced that a Yuchai subsidiary had entered into an agreement with Eberspaecher Exhaust Technology International GmbH (“Eberspaecher”) to set up a joint venture to develop, produce and market new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery to meet the National VI emission standards. The joint venture entity, Eberspaecher Yuchai Exhaust Technology Co., Ltd. was incorporated on December 5, 2018, with Eberspaecher and the Yuchai subsidiary holding 51% and 49% interests, respectively. A new production facility dedicated to producing the joint venture’s exhaust systems is currently planned for construction at Yuchai’s current engine production facilities in Yulin City, China.

•

On February 19, 2016, we announced that Yuchai had entered into an agreement with MTU Friedrichshafen GmbH (“MTU”). a subsidiary of Rolls-Royce Power Systems, to set up a 50-50 joint venture, for the production, under license from MTU, of MTU diesel engines in China. The joint venture entity, MTU Yuchai Power Company Limited, was incorporated on January 18, 2017 and is based at Yuchai’s primary manufacturing facilities in Yulin. The joint venture will produce MTU Series 4000 diesel engines compliant with Tier-3 emission standards and power outputs ranging from 1,400 to 3,490 kW, primarily for the Chinese off-highway market, in particular for power generation and oil and gas applications. On April 9, 2018, the joint venture announced the launch of its first MTU Series 4000 engine produced in China. In 2018, the joint venture produced 117 units of MTU Series 4000 engines and sold 110 units.

•

In August 2009, Yuchai reached an agreement with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a joint venture of China International Marine Containers Group Ltd, Chery Automobile Co., Ltd. and Shenzhen City Jiusi Investment Management Co., Ltd. to establish Y & C Engine Co., Ltd. (“Y&C”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of Y&C is the production of YC6K diesel engines. Production commenced in December 2010. Engine production volume had reached 20,000 units for the first time in 2017, due to strong demand of heavy-duty trucks in China. In 2018, despite slower growth of heavy-duty vehicle engines sales, Y&C continued to maintain production and sales volumes above 20,000 units.

In April 2007, Yuchai entered into an Equity Joint Venture Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited to form two joint venture companies for the development, production and sale of the 4Y20 diesel engine and parts for passenger vehicles. In May 2012, Yuchai exited from the joint venture in Zhejiang Province and increased its stake in the other joint venture in Jining, Shandong Province (“Jining Yuchai”) through a share swap agreement that gave Yuchai a 70% shareholding in Jining Yuchai, with Geely maintaining its 30% shareholding. In September 2014, Yuchai divested its entire 70% shareholding in Jining Yuchai but continued to consolidate the financial results of Jining Yuchai as a result of various contractual arrangements that allowed Yuchai to exercise effective control over Jining Yuchai. In November 2017, Yuchai acquired the entire equity interest in Jining Yuchai from an independent third party pursuant to the irrevocable option to acquire the shares in Jining Yuchai granted to Yuchai. Accordingly, Yuchai continues to consolidate the financial results of Jining Yuchai. The technology for the 4Y20 diesel engine is owned by Jining Yuchai. In 2014, we recorded an impairment loss of RMB 60 million on the technology development costs relating to the 4Y20 engine platform. In 2015, we recorded a further impairment loss of RMB 26.7 million. No impairment was recorded in 2016 but in 2017, we recorded an impairment loss of RMB 40 million. In 2018, Jining Yuchai commenced production of 4Y20 engines in view of the market demand. As such, management currently believes that there are no indicators for further impairment. As of December 31, 2018, the accumulated impairment loss recorded on technology know-how relating to the 4Y20 engine platform was RMB 126.7 million. See “Item 5. Impairment of long-lived assets, including goodwill and intangible assets.”

We have developed natural gas engines to expand our product portfolio. There can be no assurance, however, that these activities will be profitable. Since 2013, Yuchai has produced a full portfolio of natural gas engines to complement its existing suite of diesel engines at its main manufacturing facility at Yulin City, Guangxi Zhuang Autonomous Region. The existing portfolio comprises natural gas engines for both on-road and off-road applications, all of which are compliant with China’s National V and National VI emission standards. For example, in 2018, Yuchai introduced four models of gas engines, YCS04N, YCK13N, YCK15N and YCA07N, compliant with National VI and Tier-4 emission standards for both on-road and off-road applications. The main applications of Yuchai’s natural gas engines are in the bus, truck and power generator sectors. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Other products and services” for more information on Yuchai’s natural gas engines.

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

There can be no assurance, however, that a sustainable market for natural gas vehicles will develop in China or in other countries around the world or that our initiative to increase our market share in the natural gas engine market will be successful or profitable. For example, in 2016, our sales of natural gas engines continued to decline primarily due to increased demand for electric-powered vehicles and a reduction in oil prices. In 2017, the demand for gas engine trucks has seen a recovery due to certain provinces in northern China implementing new policies restricting the running of diesel trucks. Although demand for natural gas engines in 2018 slowed down due to a reduction of government incentives, demand for gas engine trucks in the fourth quarter of 2018 increased due to restrictions imposed on the operation of diesel engine trucks in certain harbors and terminals in the northern region of China.

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

In 2016, Yuchai recorded engine sales of 320,424 units. In 2017, engine sales increased to 367,097 units, a 14.6% increase compared with 2016. In 2018, engine sales increased to 375,731 units, a 2.4% increase compared with 2017. We cannot assure you that we will be able to maintain or increase engine sales in the future. For example, we may not be able to maintain or increase our engine sales or revenue commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.” In addition, we cannot assure you that we will be able to properly manage any future growth, including:

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

We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including our results of operations, financial condition and cash flow, economic, political and other conditions in China, the Chinese government’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. The Chinese government’s March 2019 Work Report recommended that to alleviate difficulties in obtaining financing and reduce borrowing cost of businesses, China’s central bank should make use of quantitative and pricing measures such as expanding credit delivery and lowering loan costs. While the People’s Bank of China (the “PBOC”) lowered bank reserve requirement ratios in the recent five years, China has maintained its one-year lending rate of 4.35% since October 2015. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may adversely affect our business, financial condition, results of operations and prospects.

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

Our financial condition, results of operations, business or prospects could also be adversely affected by a devaluation of the Renminbi. The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including US dollar, has been based on rates set by the PBOC. On July 21, 2005, China reformed its foreign exchange regime by moving into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies, such that the Renminbi was no longer pegged to the US dollar. On August 10, 2015, the PBOC introduced a change in the calculation of the Renminbi reference rate cutting its daily reference rate by 1.9 percent, in order to foster greater exchange rate flexibility. On December 1, 2015, the International Monetary Fund (the “IMF”) announced the inclusion of the Renminbi in the basket of currencies which make up the IMF’s Special Drawing Right (“SDR”). This was the first time in over 15 years that the list of currencies comprising the SDR has been altered recognizing China’s gradual integration into the world economy. On October 1, 2016, the Renminbi was officially included into the IMF’s SDR alongside the US dollar, the Japanese yen, Euro and the British pound. From December 31, 2014 to December 31, 2018, the Renminbi depreciated about 10.8% against the US dollar. From December 31, 2014 to December 31, 2018, the Singapore dollar depreciated about 2.9% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollar and other currencies could have an adverse effect on our business, financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has, in the past, been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. According to the National Bureau of Statistics, the annual inflation rate for 2016, 2017 and 2018 was 2.0%, 1.6% and 2.1%, respectively, below the 3.0% target set by the Chinese government. On March 5, 2019, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report announced that the annual inflation rate target would be maintained at around 3.0% in 2019, the same inflation target as in 2016, 2017 and 2018. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations. Recently, concerns have arisen over deflationary pressures in China as a result of weak domestic demand. A prolonged period of deflation may result in falling profits, closure of businesses, shrinking employment and incomes and increasing defaults on loans by companies and individuals, any of which could adversely affect our business, financial condition or results of operations.

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

We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and strict enforcement of the standards was implemented nationwide on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In 2016, the Ministry of Industry and Information Technology and the Ministry of Environmental Protection (superseded by the Ministry of Ecology and Environment in 2018) announced that all light petrol vehicles, light diesel buses and heavy diesel vehicles used for the purposes of public transportation, environmental sanitation and postal services must comply with National V emission standards from January 1, 2017. All other heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with the National V emission standards from July 1, 2017 and January 1, 2018, respectively. In December 2016, the Ministry of Environmental Protection announced the Limits and Measurement Methods for Emissions from Light-Duty Vehicles (National VI) that all light-duty gasoline and diesel-powered vehicles must comply with National VI(a) emission standards from July 1, 2020 and National VI(b) emission standards from July 1, 2023, subject to changes in the official implementation schedule.

On June 28, 2018, the Ministry of Ecology and Environment released the final rule for the National VI emission standards for heavy-duty vehicles. The National VI standards will be implemented in two phases. National VI(a) will take effect on July 1, 2019 for new gas-powered heavy-duty vehicles (HDVs), on July 1, 2020 for new urban HDVs, and July 1, 2021 for the remaining new HDVs. National VI(b) will take effect on January 1, 2021 for new gas-powered HDVs, then on July 1, 2023 for all new HDVs. When fully implemented, National VI will require all new HDVs sold in China to meet the standards.

Yuchai produces diesel engines compliant with National IV and National V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards and develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency.

In October 2010 and October 2014, China officially implemented the Tier-2 and Tier-3 emission standards nationwide, respectively. Strict enforcement of the Tier-3 emission standards was implemented nationwide on December 1, 2016. Yuchai is able to produce diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai has reduced production volumes of such engines but continues to produce such engines solely for export from China. In February 2019, the Ministry of Ecology and Environment announced that any off-road machinery that does not comply with Tier-4 emission standards is prohibited for production, import and selling in China from December 1, 2020, subject to changes in the official implementation schedule. It requires the engine manufacturers to expedite the research and development of engines compliant with Tier-4 emission standards.

While Yuchai produces diesel engines compliant with the current emission standards in both the off-road and on-road markets, Yuchai may be required to increase its research and development expenses in order to meet increasingly stringent emission standards, and there can be no assurance that Yuchai will be able to comply with applicable emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations.

New National VI(a), VI(b) and Tier-4 emission standards for diesel engines manufactured in China

The manufacture of our engines is heavily regulated by governmental authorities, including the Ministry of Ecology and Environment. National VI(a), VI(b) and Tier-4 emission standards have adopted the latest internal combustion engine manufacturing technologies in China that Yuchai had to develop and build up anew. These new emission standards impose a whole series of stringent emission tests, not only in the manufacturing processes but also ongoing emission tests on the road after engine installation by a remote emission monitoring system or other monitoring systems.

In addition to regulatory requirements, many of our engines involve technically complex manufacturing processes and require a supply of highly specialized engine component parts. For some products and component parts, we may also rely on a single source of supply. The combination of these factors means that supply is never guaranteed. Like some of our competitors, we may face manufacturing issues from time to time. If we or our third party suppliers fail to comply fully with regulations, then there could be a product recall or other shutdown or disruption of our production activities. There can be no assurance that we will not experience supply interruptions for our products in the future.

U.S. and China Trade Dispute

In July 2018, the U.S. President, Donald Trump followed through on his threats by imposing tariffs on China’s exports to the U.S. for its alleged unfair trade practices. The U.S. has put tariffs on US$250 billion in Chinese goods so far and threatened tariffs on a further US$267 billion of goods, and China has retaliated with tariffs on US$110 billion on U.S. products and threatened qualitative measures that could affect U.S. businesses operating in China. Both the U.S. and China have been actively engaged in negotiations to resolve their trade disputes in the last few months and discussions are continuing. The outcome will not be known until both countries make an announcement. The impacts of the trade war and the progress of the negotiations are being closely followed by the global community as they could have far reaching effects on world trade and investments.

Our insurance coverage may not be adequate to cover risks related to our production and other operations.

The amount of our insurance coverage for our buildings and equipment is at cost which could be less than replacement value. The amount of our insurance coverage for our inventory is at book value which could be less than replacement value. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure high risk assets, such as property and equipment and inventory. The amount of our insurance coverage of our facilities and inventory is in line with Chinese market practice but may expose us to risks in the event of a major accident where our insurance recovery may be inadequate. We may not carry third party liability insurance to cover claims in respect of bodily injury, property or environmental damage arising from accidents on our property or relating to our operations, although we do carry such insurance for the period from June 2018 to June 2019. We do not carry business interruption insurance as such coverage is not customary in China. From time to time, we will review the adequacy of our insurance coverage. Nevertheless, losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

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

On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress, the Chinese government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fueled growth. On March 5, 2016, at the National People’s Congress in Beijing, the growth target for China for the next five years from 2016 to 2020 was lowered to a range of between 6.5% to 7.0%. China’s GDP expanded at 6.6% in 2018. On March 5, 2019, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report set the target for GDP growth at a range between 6% to 6.5% for 2019.

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

The World Bank’s Global Economic Prospects issued in January 2019 projects global growth of 3% in 2018, 2.9% in 2019 and 2.8% from 2020 to 2021 as economic slack dissipates, monetary policy accommodation in advanced economies is removed, and global trade gradually slows. The World Bank estimates that growth in China will slow to a still robust 6.2% in 2019 amid domestic and external rebalancing, with resilient domestic demand helping to offset a deceleration of exports. For more information on the Chinese economy, see “Item 3. Key Information — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.”

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

Our operations in China are subject to PRC regulations governing PRC companies. These regulations contain provisions that are required to be included in the articles of association of PRC companies and are intended to regulate the internal affairs of these companies. The PRC Company Law and these regulations, in general, and the provisions for the protection of shareholders’ rights and access to information, in particular, are less developed than those applicable to companies incorporated in the United States, Hong Kong or other developed countries or regions. In addition, the interpretation of PRC laws may be subject to policy changes which reflect domestic political changes. On March 15, 2019, the PRC Foreign Investment Law (“FIL”) was adopted in the second session of the 13th National People’s Congress. Upon its effectiveness on January 1, 2020, the existing Sino-Foreign Equity Joint Venture Law, the Wholly Foreign Owned Enterprise Law and the Sino-Foreign Cooperative Joint Venture Law will be repealed and FIL will become the sole law regulating foreign investment enterprises (“FIEs”). FIL establishes uniform principals for foreign investment, which in effect will mean that foreign investors in China (except for those on an FIL “negative list”) will enjoy the same treatment as domestic investors. FIL grants FIEs a five-year transition period during which an FIE may retain its current organizational form while rules are being promulgated by the State Council. The promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may have an adverse effect on our prospects, financial condition and results of operations.

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

We face risks related to health epidemics or outbreaks of communicable diseases. For example, in 2003, several countries, including China, experienced an outbreak of a highly contagious form of atypical pneumonia known as severe acute respiratory syndrome (“SARS”), which severely restricted the level of economic activity in affected areas and had an adverse impact on the sale of engines, particularly during the second and third quarters in 2003. In 2009, an outbreak of H1N1 flu first occurred in Mexico and quickly spread to other countries, including China. In addition, an infectious strain of influenza known as the H5N1 Avian flu has been reported from time to time in China, Hong Kong, Vietnam, and other parts of Asia. More recently, a new strain of Avian flu (H7N9) was reported in China and a new virus known as the novel coronavirus, NCoV, was reported in the Middle East and other parts of the world. Beginning in 2014, the largest Ebola virus outbreak in history affected numerous countries in West Africa and led to various reported cases of Ebola around the world. In April 2015 through early 2017, outbreaks of Zika fever caused by the Zika virus were recorded in countries around the world.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States, is registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”). As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with relevant U.S. laws and professional standards. Our auditor engages its China-based affiliate to audit our China entities and China is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the China Ministry of Finance (the “China MoF”) to establish a cooperative framework for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the China MoF in the United States and China. However, the parties have not reached a definitive agreement to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. stock exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.

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

If additional remedial measures are imposed on the Chinese affiliates of certain global accounting firms, including the “big four” accounting firms pursuant to administrative proceedings brought by the SEC against them, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Starting in 2011 the Chinese affiliates of certain global accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese laws. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty was subject to the pending review of the SEC Commissioner. On February 6, 2015, prior to the SEC Commissioner’s scheduled review, the firms reached a settlement with the SEC. Under the settlement, the SEC agreed that its future requests for the production of documents would normally be made to the CSRC. The firms would receive matching requests under Section 106 of the Sarbanes-Oxley Act, and are required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against the firm, or in extreme cases, the resumption of the current proceeding against all four “big four” accounting firms.

Risks relating to our investment in HLGE

The HLGE group operates Copthorne Hotel Cameron Highlands (“CHCH”), a hotel in Cameron Highlands, Malaysia. As of February 28, 2019, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development

The Company

China Yuchai International Limited is a Bermuda holding company established on April 29, 1993 to own a controlling interest in Yuchai. We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. We operate as an exempted company limited by shares under The Companies Act 1981 of Bermuda. Our registered office is located at 2 Clarendon House, Church Street, Hamilton HM11, Bermuda. On March 7, 2008, we registered a branch office of the Company in Singapore, located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. Our principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581. Our telephone number is (+65) 6220-8411. Our transfer agent and registrar in the United States is Computershare Inc., located at 480 Washington Blvd., 26th Floor Jersey City, NJ 07310.

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

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the capital of TCL through our wholly-owned subsidiary, Venture Delta. Our shareholding in TCL has since changed through various transactions, and as of December 31, 2012, we had a 12.2% interest in the outstanding ordinary shares of TCL, which has further reduced to 7.7% as of December 31, 2013 and has since remained unchanged as of February 28, 2019.

•

In February 2006, we acquired debt and equity securities in HLGE through our wholly-owned subsidiaries, Grace Star, and Venture Lewis Limited (“Venture Lewis”). Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which has remained unchanged as of February 28, 2019.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

As of February 28, 2019, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in Malaysia.

•

As of February 28, 2019, through our wholly-owned subsidiary, Venture Delta, we had a 7.7% equity interest in TCL. The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

On March 27, 2019, W Capital Markets Pte. Ltd., for and on behalf of Prime Trade Enterprises Limited, an investment holding company ultimately owned and controlled by certain members of the Thakral family, announced a voluntary conditional cash partial offer to acquire approximately 20% of the total issued shares of TCL. We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL.

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

Yuchai was founded in 1951 and became a state-owned enterprise in 1959. Prior to 1984, Yuchai was a small producer of low-power diesel engines for agricultural machinery. In 1984, Yuchai introduced the earliest model of its YC6J diesel engine for medium-duty trucks. In July 1992, in order to raise funds for further expansion, Yuchai became the first state-owned enterprise in the Guangxi Zhuang Autonomous Region to be restructured into a joint stock company. As a result of this restructuring, Yuchai was incorporated as a joint stock company in July 1992 and succeeded the machinery business of Yulin Diesel. All of Yulin Diesel’s businesses, other than its machinery business, as well as certain social service related operations, assets, liabilities and employees (for example, cafeterias, cleaning and security services, a hotel and a department store), were transferred to the State Holding Company. The State Holding Company also became the majority shareholder of Yuchai through its ownership stake of approximately 104 million shares of Yuchai, or State Shares. The State Holding Company is owned by the Yulin City government. In connection with its incorporation, Yuchai also issued seven million shares to various Chinese institutional investors, or Legal Person Shares.

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

Business Overview

Emission Standards

The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and strict enforcement of the standards nationwide commenced on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2016, the Ministry of Industry and Information Technology and the Ministry of Environmental Protection (superseded by the Ministry of Ecology and Environment in 2018) announced that all light petrol vehicles, light diesel buses, and heavy diesel vehicles used for the purposes of public transportation, environmental sanitation and postal services must comply with National V emission standards from January 1, 2017. All other heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with the National V emission standards from July 1, 2017 and January 1, 2018, respectively. In December 2016, the Ministry of Environmental Protection announced the Limits and Measurement Methods for Emissions from Light-Duty Vehicles (National VI) that all light-duty gasoline- and diesel-powered vehicles must comply with National VI(a) emission standards with effect from July 1, 2020 and all diesel-powered vehicles must comply with National VI(b) emission standards from July 1, 2023. In February 2019, the Ministry of Ecology and Environment announced that any off-road machinery that does not comply with Tier-4 emission standards is prohibited for production, import and selling in China from December 1, 2020, subject to changes in the official implementation schedule.

Yuchai produces diesel engines compliant with National V and National VI emission standards and natural gas engines compliant with National V and National VI emission standards as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In October 2010 and October 2014, China officially implemented the Tier-2 and Tier-3 emission standards nationwide, respectively. Strict enforcement of the Tier-3 emission standards was implemented nationwide on December 1, 2016. The Tier-4 emission standards were implemented in Beijing and Shenzhen on January 1, 2015 and October 1, 2015, respectively. Yuchai is able to produce diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai has reduced production of such engines but continues to produce such engines solely for export from China. In February 2019, the Ministry of Ecology and Environment announced that any off-road machinery that does not comply with Tier-4 emission standards is prohibited for production, import and selling in China from December 1, 2020, subject to changes in the official implementation schedule. It requires the engine manufacturers to expedite the research and development of engines compliant with Tier-4 emission standards.

Products and Product Development — Yuchai

Yuchai manufactures diesel and natural gas engines for light-, medium- and heavy-duty trucks, buses and passenger vehicles, marine and industrial applications and generator sets. Yuchai also manufactures diesel engines for construction and agriculture applications and is a supplier of after-market parts and services.

In 2018, Yuchai revised its classification system for light-, medium- and heavy-duty engines. Light-duty engines have engine capacity of 3.8 liters and less; medium-duty engines have engine capacity of between 3.8 liters and 7.0 liters; and heavy-duty engines have engine capacity of more than 7.0 liters. In addition to engine capacity, the new classification system takes into account the commercial application of the engines by original equipment manufacturers. For example, certain 4-cylinder engines that were previously classified as light-duty engines have been reclassified as medium-duty engines to the extent that they have application in the light- and medium-duty segments. For more information, see “Certain Definitions and Supplemental Information.”

Yuchai intends to improve its competitiveness across all current engine platforms, including light-, medium- and heavy-duty engines. Yuchai is focusing on higher emission standard engines, which are relatively higher margin products compared to traditional mechanical diesel engines. We have developed and commenced production of these high emission standard engines prior to the implementation dates for such standards in China. In 2018, Yuchai established a new subsidiary, Guangxi Yuchai Exhaust Technology Co., Ltd. to design, produce and sell exhaust emission control systems to meet National VI standards.

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

New Products

In October 2018, we introduced 10 new engine models compliant with Tier-4 emission standards for industrial and agricultural off-road applications, which are YCA05, YCA07, YCA08, YCF36 (2 models), YCK09, YCK11, YCK13, YCK15 and YCTD20. All these products are in the development stage and are subject to performance testing and trial run at OEM vehicles and machineries. They are expected to be available for commercial delivery early 2020.

(a)	The YCA05-T40 engine has a displacement volume of 4.8 liter and a maximum power output of 220 Ps with a maximum torque of 720 N-m.

(b)	The YCA07-T40 engine has a displacement volume of 6.9 liter and a maximum power output of 260 Ps with a maximum torque of 1050 N-m.

(c)	The YCA08-T40 engine has a displacement volume of 7.5 liter and a maximum power output of 320 Ps with a maximum torque of 1200 N-m.

(d)	The YCF36-T48 engine has a displacement volume of 3.6 liter and a maximum power output of 125 Ps with a maximum torque of 480 N-m.

(e)	The YCF36-T40 engine has a displacement volume of 3.6 liter and a maximum power output of 150 Ps with a maximum torque of 500 N-m.

(f)	The YCK09-T40 engine has a displacement volume of 9.4 liter and a maximum power output of 400 Ps with a maximum torque of 1900 N-m.

(g)	The YCK11-T40 engine has a displacement volume of 10.8 liter and a maximum power output of 480 Ps with a maximum torque of 2200 N-m.

(h)	The YCK13-T40 engine has a displacement volume of 12.9 liter and a maximum power output of 580 Ps with a maximum torque of 2600 N-m.

(i)	The YCK15-T40 engine has a displacement volume of 15.3 liter and a maximum power output of 650 Ps with a maximum torque of 3000 N-m.

(j)	The YCTD20-T40 engine has a displacement volume of 19.6 liter and a maximum power output of 952 Ps with a maximum torque of 3800 N-m.

In January 2018, we introduced 14 new engine models compliant with National VI emission standards for on-road application, which are YCY20, YCY24, YCY30, YCS04, YCS04N, YCS06, YCK05, YCK08, YCK09, YCK11, YCK13, YCK13N, YCK15N and YCA07N. All these products are in the developing stage and are subject to performance testing and trial run at OEM vehicles and machineries. They are expected to be available for commercial delivery in 2019.

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

(n)

The YCA07N natural gas engine compliant with National VI emission standards is for use in medium-duty trucks and coaches. It has a displacement volume of 6.87 liter and a maximum power output of 191 Ps with a maximum torque of 1000 N-m.

In 2017, Yuchai introduced an 8-cylinder YC8CL engine mainly for use by river and coastal general cargo vessels (see “Item 4. Information of the Company — Business Overview — Products and Product Development —Yuchai — Existing Engine Products — High Horsepower Marine Diesel Engines and Power Generator Engines.”).

In 2016, we introduced four new engine models which are the YC4Y22-50, YC6K13-50, YC6JN-60 and the YCHPS hybrid engine.

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

Existing Engine Products

Yuchai manufactures diesel and natural gas engines for trucks, buses and passenger vehicles, marine and industrial applications and generator sets. The following table sets forth Yuchai’s list of engines by application:

Series
Trucks	YC4D, YC4E, YC4FA, YC4FQ, YC4DN, YC4S, YC6A, YC6J, YC6JN, YC6K, YC6K13, YC6KN, YC6L, YC6MK, YC6MKN, YC6LN
Bus	YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YC6LN, YC6K, YC6KN, YC6A, YC4G, YC4GN, YC4E, YC4EG, YC4D, YC4DN, YC4FA, YC4FQ, YC4S
Construction	YC4A, YC4D, YC4DN, YC4F, YC4G, YC4GN, YC6B, YC6J, YC6JN, YC6G, YC6L, YC6LN, YC6A
Agriculture	YC4A, YC4FA, YC6A, YC6B, YC4D, YC6J, YC6L
Marine	YC4D, YC4F, YC4FA, YC6A/6B, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC8CL, YC12VC, YC6MK
Generator-Drive	YC4R, YC4FA, YC4F, YC4D, YC6A, YC6G, YC6L, YC6LN, YC6MK, YC6MJ, YC6T, YC6C, YC6CL, YC12VC, YC12VTD, YC16VC, YC6MKN, YC6K, YC6KN
Other	YC4W, YC4Y, YC4FB

Yuchai’s existing engine products include light-, medium- and heavy-duty engines as the following table:

Series
Light Duty	YC4W, YC4Y, YC4FA, YC4FAN, YC4FB, YC4FQ, YC4S
Medium Duty	YC4A, YC4B, YC4BN, YC4D, YC4DN, YC4E, YC4EG, YC4G, YC4GN, YC6A, YC6B, YC6BN, YC6J, YC6JN, YC4F, YC4R
Heavy Duty	YC6G, YC6GN, YC6L, YC6LN, YC6MK, YC6MKN, YC6MJ, YC6K, YC6KN, YC6K13, YC6K13N, YC6T, YC6C, YC6CN, YC6CL, YC8CL, YC12VTD, YC12VC, YC16VC, YC6CD, YC6TD

(a)	4-Cylinder Diesel Engines

Trial production of the 4-Series diesel engines commenced in late 1999 and today, they represent a stable of reliable and high performance engines. Significant improvements to the technical specifications of the 4-Series engines to meet National IV emission standards have resulted in higher customer acceptance resulting in consistent sales demand since 2005.

Our line of 4-Series diesel engines consists of the following:

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

•

The YC4FA45-T30 engine features a mechanical rotary pump with a faster response and low fuel consumption. This model has been awarded an e-mark certificate that permits marketing into the European Union.

•

The YC4FQ-48 engine compliant with National V emission standards is for use in light-duty trucks. With a 2.5 liter displacement, it is lighter in weight with an improved cooling system compared with the model YC4FA engine. This new model utilizes high-pressure common rail, EGR, diesel oxidation catalyst (“DOC”) and diesel particle filter (“DPF”) technologies.

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

•

The YC4S engine at 3.8 liter is rated at 55 to 170 PS and its main applications are in highway vehicles and industrial engines. The YC4S engine is certified compliant with National V emission standards for on-highway use and Tier-3 emission standards for the industrial market.

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

•

The YC4W engine comes in 1.2 liter and 1.4 liter variants and features 4-cylinder, 4-valves, 60 to 90 PS, 4000 to 4200 rpm and is compliant with National V emission standards. The YC4W diesel engine uses DELPHI electronic controlled high pressure common-rail fuel injection technology. The main application of this engine model is in multi-purpose vans, power generators and light-duty special purpose machinery.

•	YC4Y20 engine is a 4-cylinder 1.8 to 2.2 liter engine rated at 90 to 150 PS. It is compliant with National V emission standards.

•

YC4FB engine is a 4-cylinder 2.488 liter engine rated at 90 to 130 PS for light duty vehicle such as light duty bus and pick-up truck applications. The engine is designed to comply with National V emissions standards with electronic controlled fuel combustion system.

(b)	6-Cylinder Diesel Engines

YC6J Diesel Engines

The YC6J medium-duty engine is a 6-cylinder, four-stroke engine that offers up to 230 PS. The YC6J engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. Yuchai believes that its YC6J engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability.

The hybrid YC6J engine was launched in October 2010 for use in public buses. The YC6J National V compliant 6.5 liter, 6-cylinder, 132 to 180 kW, 2500 rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. These engines are suitable for use in coaches of 8 to 11 meters in length.

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

The YC6J engines previously compliant only with National V emission standards have been upgraded to meet the National V emission standards with improved fuel efficiency and performance. In addition, the YC6J-T30 for the loader, excavator and forklift markets is compliant with Tier-3 emission standards for off-road applications.

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

The YC6A National V compliant 6-cylinder, 4-valves, 162 to 225 kW, 2300 rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. Its main applications are in medium-sized trucks, construction machines, boats, generators, and agricultural machinery.

The YC6A engines have been upgraded to meet the National V emission standards with improved fuel efficiency and performance.

YC6G Diesel Engines

YC6G National V compliant 7.8 liter, 6-cylinder, 147 to 199 kW, 2000 to 2200 rpm diesel engine uses DELPHI electronic controlled high-pressured common-rail fuel injection technology. Yuchai has also developed variants that use CNG or LNG as fuel, using similar major components. Its main applications are for buses and coaches of 11 to 12 meters in length.

The YC6G220L-T31 series with a 7.8 liter engine features a turbocharged inter-cooling system and an electronically controlled fuel injection system to enable quick adjustments to the engine’s power and torque.

6L Heavy-Duty Diesel Engines

The 6L heavy-duty engine is a National V compliant 6-cylinder, four-stroke, turbocharged intercooling engine, with a rated power ranging from 280 to 350 PS. The 6L heavy-duty engine was co-developed with FEV, an independent German-owned engine development institute for big passenger buses.

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

YC6MJ Heavy-Duty Diesel Engines

YC6MJ is an upgraded version of the YC6MK engine with larger piston for power extension and adopting a traditional high pressure injection system. It is an 11.7 liter engine rated at 450 PS and is for use in mining, marine and power generation applications.

YC6K Diesel Engines

The YC6K 6-cylinder diesel engine is National V compliant, has a capacity of between 10/12/13 liter and is rated at 380 to 550 PS. The components and combustion systems of the engine are developed with the latest technology and are suitable for use in heavy-duty trucks and for coaches exceeding 12 meters in length. The YC6K is the product of a joint venture company which was established in 2009 pursuant to an agreement Yuchai entered into with Jirui United to produce heavy-duty vehicle engines with the displacement range from 10.5 to 14 liter. For more details on the joint venture company, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects may be adversely affected.”

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

•

YC6T is a 6-cylinder engine rated at 360 to 600 PS and is suitable for construction applications. It was launched in early 2011 and is used in marine propulsion, power generators, construction and mine trucks. The YC6T engine rated 404 to 440 kW at 1500 rpm is for power generation, while those rated 290 to 396 kW at 1500 to 1800 rpm are for marine applications and those rated 350 to 540 PS at 1350 rpm are for marine propulsion.

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

•

YC12VTD is derived from the YC6TD engines where the V-engine enables the engine to have a compact configuration. The engine is 12-cylinder, 39 liter rated at 1040 to 1336 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VTD was launched in 2018.

•

YC12VC is derived from the YC6C engines where the V-engine enables the engine to extend its power output at similar engine platform. The engine is 12-cylinder, 80 liter rated at 1120 to 1800 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VC was commercially launched in the last quarter of 2015.

•

YC16VC is derived from the YC6C engines where the V-engine enables the engine to extend its power output at similar engine platform. The engine is 16-cylinder, 108 liter rated at 1960 to 2400 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC16VC was commercially launched in late 2016.

•

YC8CL is an extended version of YC6CL engine, with 8-cylinder in line configuration. YC8CL is an 8-cylinder, 72.8 liter engine rated at 692-1176 kW at 750-1000 rpm. The main application is marine propulsion for river trade and costal general cargo vessels. The YC8CL was officially launched in mid-2017.

(d)	Other Products and Services

Our other products are natural gas engines, diesel power generators, diesel engine parts and remanufacturing services.

Natural Gas Engines

Yuchai has a facility at its primary manufacturing facility in Yulin City, Guangxi Zhuang Autonomous Region, to develop and produce a portfolio of natural gas powered engines to complement its existing suite of diesel engines. The main uses of Yuchai’s natural gas engines are in large buses, medium- to heavy-duty trucks, industrial and power generators and the marine sector.

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models: YC4DN, YC4GN, YC6BN, YC6JN, YC6GN, YC6LN, YC6MKN, and YC6KN ranging from 120 to 440 hp.

Diesel Power Generators

Yuchai has a history of more than 40 years for producing the diesel generator set, with wide application in the civil and marine sectors. Yuchai produces diesel power generators which are primarily used in the construction and mining industries. The diesel power generators offer a rated power of 24 to 160 kilowatts. Yuchai’s diesel power generators use diesel engines from YC4FA up to YC6T as their power source. The generator set includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdowns.

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

(a)	Plug in hybrid engine

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

In 2016, Yuchai launched its first plug-in gas hybrid system in China for medium-duty trucks.

In 2018, Yuchai introduced a range extension hybrid engine which combines diesel and battery power. The engine is suitable for light- and medium-duty commercial vehicles and also has application in domestic public transit fleets.

(b)	EV Power Train

Yuchai has commenced the development of full electric power system integration for public transit bus application. Yuchai will be responsible for system design and integration using components from external suppliers.

Sales

In 2018, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China was approximately 3.1 million units, being flat compared to 2017. Yuchai’s commercial vehicles engine sales in 2018 were 264,706 units, being flat compared to 2017. Yuchai’s total engine sales in 2018 were 375,731 units, an increase of 2.4% compared with 367,097 units in 2017.

Light-duty engine sales in 2018 was 106,644 units, or 28.4% of total unit sales, which was an increase of 5.4 percentage points compared to 23.0% in 2017, where light-duty engine sales were 84,594 units. Medium-duty engine sales were 192,512 units, or 51.2% of total unit sales, compared to 2017 where sales were 197,622 units or 53.8% of total unit sales. Heavy-duty engine sales were 75,600 units, or 20.1% of total sales units, compared to 2017 where sales were 84,150 units, or 22.9% of total unit sales.

In 2018, Yuchai sold approximately 15,865 natural gas engine units compared with approximately 26,298 units sold in 2017. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2016, 2017 and 2018:

	2016*			2017*			2018
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000 (Restated)	(Restated)		RMB’000 (Restated)	(Restated)		RMB’000
Light-duty engines (1)	1,759,056	13.0%	71,406	2,147,728	13.3%	84,594	2,481,554	15.3%	106,644
Medium-duty engines (2)	5,302,596	39.0%	184,994	5,620,202	34.8%	197,622	5,537,164	34.2%	192,512
Heavy-duty engines (2)	3,844,291	28.3%	63,841	5,182,930	32.1%	84,150	4,934,435	30.4%	75,600
Other products and services(3)	2,670,899	19.7%	183	3,189,762	19.8%	731	3,257,314	20.1%	975

	13,576,842	100.0%	320,424	16,140,622	100.0%	367,097	16,210,467	100.0%	375,731

Note:

*

Yuchai’s revenue for the years ended December 31, 2016 and 2017 have been restated due to the impact of the retrospective application of IFRS 15 and also reflects Yuchai’s revision of its classification system for light-, medium- and heavy-duty engines in 2018, which was applied to Yuchai’s financial and operating data for the years ended December 31, 2016, 2017 and 2018. For more information, see “Certain Definitions and Supplemental Information.”

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets and others.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1.8 million square meters, including an existing production factory for all light-, medium- and heavy-duty engine models, a natural gas production facility, a high horse power marine diesel engine and power generator plant, a foundry and various testing and supporting facilities.

As of December 31, 2018, Yuchai’s total technical production capacity was approximately 487,500 units, compared to 596,250 in 2017, based on a 2.5 shift five-day week at 80% utilization rate.

In 2018, we sold 375,731 units, of which 339,800 units were produced at Yuchai’s Yulin facility, and the remaining units sold were produced by our joint venture company, third party manufacturers and taken from existing inventory.

The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for the years ended December 31, 2016, 2017 and 2018:

	2016*		2017*		2018
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	72,035	23.8%	91,060	24.9%	103,640	30.5%
Medium-duty engines (2)	168,020	55.4%	194,505	53.3%	169,637	49.9%
Heavy-duty engines (2)	62,608	20.7%	79,433	21.7%	66,110	19.5%
Power generator sets	380	0.1%	268	0.1%	413	0.1%

	303,043	100.0%	365,266	100.0%	339,800	100.0%

Note:

*	In 2018, Yuchai revised its classification system for light-, medium- and heavy-duty engines. See “Certain Definitions and Supplemental Information.”
(1)	Includes passenger car engines.
(2)	Includes natural gas engines.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished product.

Engine Block

Yuchai cast and molded more than 359,000 units of engine blocks in 2018 representing a large portion of its engine blocks used in production.

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

Imports

Certain engine components are imported from international suppliers, such as the electronic combustion system and its software, and the exhaust after-treatment components. A majority of the remaining parts are purchased from domestic suppliers. Yuchai has progressively reduced its reliance on imported parts and components since 2006. Yuchai has a policy of practicing sound procurement policy by requiring the same product procurement from at least two distinct sources. The same practice applies to all other externally procured engine parts. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality.

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

In 2016, Yuchai’s research and development efforts were mainly related to the development of new and existing engine products compliant with National V and National VI emission standards for on-road applications, engine products compliant with Tier-4 emission standards for off-road applications and its first plug-in gas hybrid engine compliant with National V emission standards in China for the truck segment. In 2017, Yuchai’s research and development efforts were mainly related to the upgrading of existing on-road and off-road products compliant with National V and Tier-3 emission standards and the development of new engine products compliant with forthcoming National VI and Tier-4 emission standards. In 2017, Yuchai also commenced the development of new energy vehicle power systems, including a third-generation hybrid engine and electric vehicle power systems. In 2018, research and development efforts were mainly for research and development of new engines compliant with the more stringent National VI and Tier-4 emission standards that are to be implemented over the next few years.

As a result of its research and development efforts, Yuchai has a large patent portfolio with over two thousand patents registered in China as of December 31, 2018. The types of patents that Yuchai has registered are invention patents, utility model patents and design patents. The term of patent protection is ten or 20 years from the filing date depending on the type of patent registered.

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

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 777 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

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

Yuchai believes that its promotional efforts are unique for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services by its 2,620 authorized customer service stations in China. The customer service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

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

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. In 2017, sales to the Dongfeng Group accounted for approximately 29.9% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dong Feng Special Vehicle Chassis National Agent (a Dong Feng Commercial Vehicle Co, Ltd. company), accounted for 15.1%. In 2018, sales to the Dongfeng Group accounted for approximately 27.5% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Automobile Co., Ltd, accounted for 13.5%. The Dongfeng Group is also a major competitor of Yuchai. Our sales to our top five customers including sales to the Dongfeng Group accounted for 37.5% of our total revenue in 2018. See “Item 4. Information on the Company — Business Overview — Competition.”

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivable balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2017, Yuchai had net trade and bills receivables of RMB 7,030.2 million, representing 43.9% of our consolidated current assets. As of December 31, 2018, Yuchai had net trade and bills receivables of RMB 7,387.8 million (US$1,104.3 million), representing 45.0% of our consolidated current assets.

Export Sales

Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2016*			2017*			2018
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	RMB ’000			RMB ’000			RMB ’000
	(Restated)	(Restated)		(Restated)	(Restated)
Total Domestic Sales	13,436,629	99.0%	317,726	16,073,461	99.6%	366,162	16,119,896	99.4%	374,907
Total Direct Export Sales	140,212	1.0%	2,698	67,160	0.4%	935	90,571	0.6%	824

	13,576,841	100.0%	320,424	16,140,621	100.0%	367,097	16,210,467	100.0%	375,731

Note:

*

Yuchai’s revenue for the years ended December 31, 2016 and 2017 have been restated due to the impact of the retrospective application of IFRS 15. For more information, see “Certain Definitions and Supplemental Information.”

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. All of these distributors are separate legal entities in which Yuchai has no equity interest in or control over and Yuchai relies on self-reporting by these distributors in relation to their sales. In 2018, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Myanmar, Philippines, Vietnam, Laos and Cuba. In 2017, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Cuba, Laos, Russia and India. In 2016, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Myanmar, Philippines, Ghana and Thailand.

In February 2014, Yuchai appointed China Auto Caiec Ltd. (formerly known as China Automotive Industry Import and Export Co., Ltd.), a company based in China, on an exclusive basis for two years to export Yuchai’s products into Cuba. The agreement requires China Auto Caiec Ltd. to use best efforts to export more than 1,500 units (whole engines or parts) per year. The agreement was automatically renewed under its terms on February 16, 2018. In 2018, 1,124 engines had been sold to Cuba pursuant to this agreement, representing 0.3% of our total unit sales in 2018.

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

Trademarks

The State Holding Company owns and maintains Chinese trademark registrations of its principal trademarks. Yuchai has entered into trademark license agreements with the State Holding Company according it the right to use these trademarks. Yuchai believes that the Yuchai logo is well recognized as a quality brand in China.

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

Most of Yuchai’s major China domestic competitors are either state-owned enterprises or entities controlled by state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls one of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2018, sales to the Dongfeng Group accounted for 27.4% of our total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Automobile Co., Ltd, accounted for 13.5% in total. Our sales to our top five customers including sales to the Dongfeng Group accounted for 37.5% of our total revenue in 2018. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which have further intensified competition. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The ongoing development of full electric vehicles for both the bus and truck markets in China will continue to present a source of competition for Yuchai’s engines because of the recent replacement of public transit buses, which have been a major bus engine market for Yuchai in the past, with electric vehicle buses in most cities of China.

The HLGE group

As of February 28, 2019, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.43 on February 28, 2019. The core businesses of the HLGE group are that of hospitality operations and property development.

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

The HLGE group wholly owns a Copthorne hotel in Cameron Highlands (Malaysia). Copthorne Hotel Cameron Highlands comprises 269 guest rooms and suites. It is the only hotel situated at the highest accessible point of Cameron Highlands, Malaysia. Located next to the hotel, is a Tudor-styled resort, where 69 units have been leased by the hotel from the owners of the resort for use by its guests. The resort comprises self-contained low-rise and high-rise apartment suites and each suite is equipped with a living room, a kitchenette and a balcony. To maintain the competitiveness of its hotels, HLGE carries out renovation programs at its hotels from time to time as required.

The HLGE group recorded pre-tax losses for five consecutive fiscal years from 2009 to 2013 and in fiscal year 2015. For fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned CHCH. For fiscal year 2016, the HLGE group recorded pre-tax profit. For fiscal year 2017, the HLGE group recorded a profit mainly due to its disposals of (i) the HLGE group’s 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. to Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co Ltd; and (ii) the HLGE group’s entire interests in LKN Investment International Pte. Ltd. to an affiliate of Jingrui Holdings Limited. Previously, HLGE’s average daily market capitalization has fallen below the minimum threshold of S$40 million resulting in it being placed on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failing to comply with the minimum criteria for continued listing. These factors in the past made it difficult for the HLGE group to obtaining financing from financial institutions. In March 2018, HLGE converted of all of its existing issued and outstanding non-redeemable convertible cumulative preference shares into new ordinary shares of HLGE. On April 4, 2018, the Singapore Stock Exchange determined that HLGE met the Singapore Exchange’s Listing Manual criteria for exit from the Watch-list and removed HLGE from the Watch-list.

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

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of February 28, 2019 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

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

On March 15, 2019, a new foreign investment law was adopted in the second session of the 13th National People’s Congress (“FIL”). Upon its effectiveness on January 1, 2020, the existing Sino-Foreign Equity Joint Venture Law, the Wholly Foreign Owned Enterprise Law and the Sino-Foreign Cooperative Joint Venture Law will be repealed and FIL will become the sole law regulating FIEs. FIL establishes uniform principals for foreign investment, which in effect will mean that foreign investors in China (except for those on an FIL “negative list”) will enjoy the same treatment as domestic investors. FIL grants FIEs a five-year transition period during which an FIE may retain its current organizational form while rules are being promulgated by the State Council. Yuchai will be governed by the FIL and related implementing rules. At the present, we are not able to identify the impact of FIL on Yuchai and the Company. See also “Item 3. Key Information — Risk Factors — Risks relating to China — The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.”

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

Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-duty, medium-duty and heavy-duty engine models, a natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases one, two and three of a foundry and various testing and supporting facilities. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2016, 2017 and 2018, Yuchai’s total production capacity was approximately 596,250 units, 596,250 units and 487,500 units, based on a 2.5 shift five-day week at 80% utilization rate. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Production.”

Environmental Matters

China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Environmental Protection (superseded by the Ministry of Ecology and Environment in 2018) promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. On April 24, 2014, proposed amendments to the 1989 Environmental Protection Law were passed by China’s Standing Committee of the National People’s Congress. The new amendments, which came into effect on January 1, 2015, provide for increased fines against polluting companies, detention of negligent executives, protection for whistleblowers and penalties, including criminal liability, for officials who fail to enforce laws. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014-2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020.

China’s 13th Five Year Plan covering the years 2016 to 2020, which was formerly adopted at the National People’s Congress in Beijing in March 2016 seeks to reduce energy consumption by 15% and carbon emissions by 18% by 2020. In addition, green and low carbon industry systems will be set up, the use of new energy vehicles will be promoted and the industrialization level of electric cars improved. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws, which were implemented on a pilot basis in certain provinces and autonomous regions in 2018. As part of the reforms, in 2016, the State Council dispatched central environmental inspection teams made up of ministerial level officials to 15 provincial areas, including Beijing, Shanghai and Guangzhou, to monitor local conditions and encourage provincial governments to fulfill their environmental protection responsibilities, resulting in disciplinary actions against a number of government officials and the imposition of fines for environmental violations. Such central environmental inspections are intended to cover all provinces, autonomous regions and municipalities by the end of 2017. On April 10, 2017, the Ministry of Environmental Protection issued its 13th Five-Year Plan for National Environmental Protection Standards. The Plan calls for the amendment of existing environmental protection standards and the implementation of new environmental protection standards, including in relation to air quality and pollution emission control, environment detection and basic environment standards and environmental management standards. On November 15, 2018, the Ministry of Ecology and Environment (formerly known as the Ministry of Environmental Protection) announced that the Chinese government would implement a system that localizes environmental monitoring, supervision, and law enforcement activities below the provincial level under the supervision of environmental protection authorities at higher levels of government. The system is expected to be implemented in 2019.

Yuchai has set up a sewage disposal system that meets national environmental discharge standards to process polluted water generated during production. In accordance with applicable regulations, sewage processing data and results of sewage treatment will be uploaded in real time to an online platform operated by the Ecology and Environment Department of the Guangxi Zhuang Autonomous Region. Polluted water will only be discharged upon confirmation that it meets the national standards. Yuchai delivers solid waste products to qualified third-party waste disposal sites to dispose and makes payments in respect thereof. For those recyclable waste such as foundry sand, third-party disposal sites with qualification would be engaged for recycling treatment to reduce waste of resources. In addition to sewage and solid waste products, Yuchai has also built treatment and filter systems for dust, fumes, panting and noise, respectively, to reduce the pollution resulting from Yuchai’s production of diesel engines.

Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards feasible. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. On January 18, 2016, the Ministry of Industry and Information Technology and the Ministry of Environmental Protection required that all light petrol vehicles, light diesel buses, and heavy diesel vehicles (for the purposes of public transportation, environmental sanitation and postal services) must comply with National V emission standards from January 1, 2017. All heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with National V emission standards from July 1, 2017 and January 1, 2018, respectively. In December 2016, the Ministry of Environmental Protection announced that all light-duty gasoline- and diesel-powered vehicles must comply with National VI(a) emission standards from July 1, 2020 and National VI(b) emission standards from July 1, 2023. In February 2019, the Ministry of Ecology and Environment announced that any off-road machinery that does not comply with Tier-4 emission standards is prohibited for production, import and selling in China from December 1, 2020, subject to changes in the official implementation schedule.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The audited consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018 included in this Annual Report reflect the first year of adoption of standards IFRS 15. In addition, the financial and operational data as of and for the years ended December 31, 2016, 2017 and 2018 included in this Annual Report reflect Yuchai’s revision of its classification system for light-, medium- and heavy-duty engines implemented in 2018. For more information, see “Certain Definitions and Supplemental Information.”

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

During the fiscal years ended December 31, 2016, 2017 and 2018, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

During 2017, as the Chinese government heavily promoted the ‘One Belt One Road’ initiative, our international business achieved growth in 2017 with over 12,000 engines shipped and installed in the Chinese buses that entering into the global market, and natural gas engine export sales grew 300% year-on-year. The global bus market covering countries like the Saudi Arabia, Pakistan, Myanmar, Cambodia, and Kuwait. We received the prestigious “China’s Export Quality and Safety Demonstration Enterprise” award by the General Administration of Quality Supervision, Inspection and Quarantine. This award is the credit rating and honor for Chinese companies that sell their products internationally. In 2018, we continued to increase our international bus engines sales, and during the year 800 buses manufactured by Anhui Ankai Automobile Co., Ltd. and powered by Yuchai engines were exported to Saudi Arabia.

Many of our OEM customers have increased production to meet the rising demand. As a trusted producer with the largest aftermarket service network, our truck engine sales in 2018 grew higher than the overall truck vehicle market with a double digit growth in medium-duty truck engines sales. We also continued to regain market share in the agricultural and farming equipment sector as our engine shipments to the vast agricultural market in China expanded for the third consecutive year.

On January 9, 2019, the World Bank updated its forecast that China’s GDP for 2019 was expected to grow at 6.2% under its “Global Economic Prospect” report. The pace of economic growth in China fluctuated from 7.4% in 2014 to 6.9% in 2015 to 6.7% in 2016 to 6.9% in 2017 and 6.6% in 2018, according to China’s National Bureau of Statistics. On March 5, 2016, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy report lowered the growth target for China for the next five years from 2016 to 2020 to a range of between 6.5% to 7.0%, conceding that there were many challenges ahead including growing downward pressures on China’s economy. China’s GDP expanded at 6.6% in 2018. On March 5, 2019, at the National People’s Congress in Beijing, Premier Li Keqiang in his annual policy set the target for GDP growth at a range between 6% to 6.5% in 2019.

The Chinese commercial vehicle market is a highly competitive market. According to CAAM, in 2016, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 2.7 million units, an increase of 8.3% compared with 2015, primarily due to an 11.6% in the truck market as stricter enforcement of anti-overloading regulations had resulted in higher sales, which was partially offset by a 9.9% decline in sales in the bus segment compared with 2015. In 2017, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 3.1 million units, an increase of 16.9% compared with 2016, primarily due to an increase of 19.5% in the truck market as stricter enforcement of anti-overloading regulations and increasing demand in logistics services resulted in higher sales. The bus market remained weak experiencing a 0.7% decline in overall sales with heavy-duty bus sales up 0.1% compared with 2016. In 2018, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 3.1 million units, being flat compared with 2017. The truck market decreased by 1.3%, mainly attributed to a 22.3% decline in the medium-duty segment, which was partially offset by the growth of 2.7% in the heavy-duty segment. The bus market continued to weaken in 2018, resulting in a 5.3% decline in bus sales compared to 2017.

In recent years, the Chinese government has focused on developing the new-energy vehicles industry to curb air pollution. Various incentives and infrastructure investments have been introduced to encourage purchases of electric-powered vehicles. As a result, the sales of electric-powered vehicles had further increased by approximately 5.3% in 2018 to 186,377 units from 176,980 units in 2017 following a 27.3% increase in 2017 from 2016. Excluding gasoline-powered and electric-powered vehicles, sales of other fuel-powered commercial vehicles were in alignment with the diesel engine market trend, with sales of other fuel-powered trucks decreasing by approximately 1.3%, while sales of other fuel-powered buses decreased by approximately 5.3% with a significant drop in sales of both heavy- and medium-duty bus segments.

At the National People’s Congress in March 2017, the Ministry of Industry and Information Technology was pushing for more electric-powered vehicles on one hand, other parts of the government decided to lower the financial incentive program for new energy vehicles. China has, beginning in December 2016, gradually reduced subsidies for new energy vehicles and is expected to phase out all financial assistance by 2020, replacing such assistance with fiscal rewards for qualified companies, while continuing to invest in the charging station network to support the growing number of new energy vehicles on the road. On February 12, 2018, the Ministry of Finance, Ministry of Industry and Information Technology, Ministry of Science and Technology, National Development and Reform Commission jointly issued a notice in relation to adjustment and improvement of the policy application of financial subsidies for the promotion of new energy vehicles, giving a transition period of four months from February 12 to June 11, 2018, during when new energy vehicles will continue to enjoy subsidies while the subsidy rate will be reduced. The subsidy after June 11, 2018 will be even lower in accordance with the original subsidy reduction timeline.

The shift to more stringent emission standards in China presents a growth opportunity for us. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and have been strictly enforced nationwide since January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2014, we recorded significant growth in the sale of our National IV engines. In 2015, sales of National IV engines continued to grow. In 2016, sales of National IV engines declined compared with 2015, while sales of National V engines increased compared with 2015. In 2017, sales of National IV engines further declined as compared with 2016, while sales of National V engines had increased significantly compared with 2016. In 2018, the sales of National V engines further increased and represented a majority of engines sales units. In terms of National VI and Tier-4 emission standard development, we had introduced 14 new on-road engines compliant with National VI emission standard in January 2018 and another 10 new off-road engines compliant with Tier-4 emission standard in October 2018. In addition, in October 2018, Yuchai’s K08 model engine passed the China emission National VI(b) certification test.

In 2016, our engine sales declined by 12.1% to 320,424 units, mainly due to lower unit sales to the agricultural market. Our on-road engine sales reflected the sales trend in the commercial vehicle market. Our 2016 net revenue was RMB 13.6 billion compared with RMB 13.7 billion in 2015, representing a decrease of 0.7%. In 2017, our engine sales increased by 14.6% to 367,097 units compared with 2016, which was primarily due to increase in sales of on-road light- and heavy- duty engines, and industrial and agricultural engines. Our net revenue increased by 18.7% to RMB 16.2 billion. In 2018, our engine sales increased by 2.4% to 375,731 units compared with 2017, which was primarily due to an increase in off-road engines sales. Our net revenue increased by 0.4% to RMB 16.3 billion.

Our gross profit margin was 21.8% in 2016, 20.7% in 2017 and 19.0% in 2018, respectively, primarily due to the change in sales mix and market condition. Our light-duty engine sales, as a percentage of total unit sales, increased from 22.3% in 2016 to 23.0% in 2017 and to 28.4% in 2018. The smaller capacity engines have a relatively low gross profit margin, and the increase in sales volume of smaller capacity engines affected our gross profit margin.

As a result, our profit attributable to equity holders was RMB 525.2 million, RMB 888.8 million and RMB 695.3 million (US$103.9 million) for the year 2016, 2017 and 2018, respectively.

Uncertainty and adverse changes in the global and Chinese economies could increase costs associated with development of our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments. In addition, any changes in tax legislation in China or adverse findings from the tax authorities could have a material impact on the consolidated financial conditions or results of operations. Our main operating subsidiary, Yuchai, enjoys a preferential corporate tax rate of 15%. See “Item 10. Additional Information- Taxation” for further details. In the event Yuchai fails to enjoy this preferential tax rate, it will be subject to corporate tax of 25%.

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

•

Since fiscal year 2010, we have gradually reduced our equity interest in TCL. As of December 31, 2018 and February 28, 2019, our equity interest in TCL remained at 7.7%, and the market value of our investment in TCL amounted to approximately S$4.4 million (US$3.2 million) and S$4.6 million (US$3.4 million), respectively. We are currently considering our options in relation to our investment in the TCL group including disposing of our entire shareholding in TCL.

•	The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

HL Global Enterprises Limited

•

The second step in the implementation of our business expansion and diversification plan occurred in February 2006 when through our wholly-owned subsidiaries, Grace Star and Venture Lewis, we acquired a 29.1% equity interest in HLGE and certain convertible preference and debt securities for an aggregate consideration of approximately S$132.0 million. As of December 31, 2018, our equity interest in HLGE was 48.9%. As of February 28, 2019, our equity interest in HLGE remained unchanged.

Critical Accounting Policies

The accounting policies adopted by us are described in Note 2 of our consolidated financial statements appearing elsewhere herein. The preparation of financial statements in accordance with IFRS requires our management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of our assets and liabilities, disclosures of contingent liabilities and the reported amounts of revenues and expenses.

Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment, assumptions and estimates by our management. We refer to these accounting policies as our “critical accounting policies”. Our management uses our historical experience and analyses, the terms of existing contracts, historical cost convention, industry trends, information provided by our agents and information available from other outside sources, as appropriate, when forming our judgment, assumptions and estimates. However, this task is inexact because our management is making judgment, assumptions and providing estimates on matters that are inherently uncertain. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions.

While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of judgment, estimation and therefore warrant additional attention:

•	identifying contract price and performance obligations in sales of engines

•	development costs;

•	realization of the carrying value of inventories;

•	product warranty obligations;

•	recoverability of the carrying values of equity method investments and other investments;

•	realization of deferred tax;

•	impairment of non-financial assets; and

•	derecognition of bills receivable.

Identifying contract price and performance obligations in sales of engines

We provide certain warranties for both general repairs and maintenance service as part of the sales of engines. For general repairs, such warranties are assurance-type warranties that are accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Maintenance services are accounted for as service-type warranties that are distinguishable from other services and that allow customers to benefit from the service on its own. Consequently, we allocate a portion of the transaction price to the engines and the maintenance services based on relative stand-alone selling prices that are determined through a combination of expected cost plus a margin and residual approaches.

Development costs

Development expenditures on an individual project are recognized as an intangible asset when we can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	our intention to complete and its ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

Initial capitalization of costs is based on management’s judgment that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model.

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

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of allowance for inventory obsolescence as at December 31, 2017 and 2018 were RMB 106.9 million and RMB 93.6 million (US$14.0 million) respectively. If market conditions or future product enhancements and developments change, the net realizable values of the inventories may change and result in further inventory write-downs.

Product warranty obligations

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road engine applications, the warranties extend for duration of generally 12 to 60 months or mileage of generally 50,000 to 360,000 kilometers, whichever is the lower. For off-road engine applications, the warranties extend for duration of generally 12 to 28 months or running hours of 1,000 to 3,500 hours, whichever is lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2018 are summarized as follows:

	December 31,
	2017*	2018	2018
	RMB	RMB	US$
	(Restated)
	(in thousands)
Balance at beginning of year	169,006	191,814	28,671
Provision made	249,517	224,582	33,569
Less: Provision utilized	(226,709)	(249,483)	(37,291)

Balance at end of year	191,814	166,913	24,949

Note:

*

Our statement of financial position as of December 31, 2017 has been restated due to the impact of the retrospective application of IFRS 15. For more information, see “Certain Definitions and Supplemental Information.”

We recognize a liability for warranty at the time the product is sold and our estimate of our warranty obligations is evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations. A decrease or increase of 5.0% in historical utilization experience over the last two fiscal years’ average would impact the provision for product warranty by approximately RMB 11.9 million (US$1.8 million).

Recoverability of the carrying values of equity method investments and other investments

We assess impairment of our investments in affiliates when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the recoverable value of our investment is below its carrying amount and that loss in value is considered other than temporary, an impairment charge is recognized. We typically perform evaluation of the value of our investment using a discounted cash flows projection. The projection will be performed by using historical trends as a reference and certain assumptions to project the future streams of cash flows.

In 2015, we reversed an impairment of RMB 21.9 million for Copthorne Hotel Qingdao Co., Ltd. (an investment of HLGE) made in 2013. The reversal was made due to the latest valuation supports the reversal. The management also had obtained the consent of its joint venture partner to sell the joint venture. On February 22, 2016, HLGE announced its intention to dispose of its entire 60% shareholding interest in Copthorne Hotel Qingdao together with the other 40% equity holder by way of public tender on the Shanghai United Assets and Equity Exchange. In 2016, we performed impairment evaluation of our investments and determined that no impairment was required. In October 2017, we completed the disposal of its 60% equity interest in Copthorne Hotel Qingdao Co., Ltd and recorded a gain of RMB 108.0 million. In 2017 and 2018, we performed impairment evaluation of our current investments and determined that no impairment was required.

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next eight to ten years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash-generating unit (“CGU”) being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 6, Note 14 and Note 15 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of intangible assets as of December 31, 2016, 2017 and 2018 are RMB 81.8 million, RMB 10.1 million and RMB 206.0 million (US$30.8 million), respectively. We periodically conduct an impairment evaluation on the conditions of our intangible assets. In 2014, we performed an impairment evaluation of our intangible assets and an impairment charge of RMB 60.0 million was recorded to our consolidated statement of profit or loss under selling, general and administrative expenses. The impairment was related to 4Y20 engine platform technology development costs held by Jining Yuchai Engine Company Limited (“Jining Technology Development Costs”). In 2015, we performed an impairment evaluation of our intangible assets and a further impairment charge of RMB 26.7 million was recorded relating to the Jining Technology Development Costs. In 2016, we performed an impairment evaluation of our intangible assets and no impairment charge was recognized. In 2017, we performed an impairment evaluation of our intangible assets and a further impairment charge of RMB 40.0 million was recorded relating to the Jining Technology Development Costs. In 2018, the development for 4Y20 engine platform was completed and the technical development costs with a carrying amount of RMB 10.1 million as at December 31, 2017 was recognized as Group’s technology know-how. In 2018, Jining Yuchai has commenced the production of 4Y20 engines to meet market demand. As such, management believes that there are no indicators for further impairment. During 2018, we capitalized development costs of RMB 195.9 million (US$29.3 million) for new engines that comply with National VI and Tier-4 emission standard. The National VI for on-road vehicles is expected to be implemented by mid-2020, and the Tier-4 emission standard for off-road vehicles is expected to be implemented within the next two years. In 2018, we performed an impairment evaluation of those development costs and no impairment charge was recognized. See Note 15 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of goodwill as of December 31, 2016, 2017 and 2018 are RMB 212.6 million, RMB 212.6 million and RMB 212.6 million (US$31.8 million), respectively. We periodically conduct an impairment evaluation on the goodwill. No impairment was made for 2016, 2017 and 2018.

Our market capitalization as of December 31, 2016, 2017 and 2018 based on our closing share price was lower than our consolidated net assets. We performed our annual goodwill impairment tests as of December 31, 2016, 2017 and 2018, respectively, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

Derecognition of bills receivable

We sell bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the de-recognition of bills receivable when discounted, the management believes that the contractual right to receive the cash flows from the asset have transferred to the banks. Accordingly, bills receivable is derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 20 to the accompanying consolidated financial statements in Item 18.

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2016, 2017 and 2018:

	Percentage of Revenue Year Ended December 31,
	2016*	2017*	2018*
	(Restated)	(Restated)
Revenue	100.0%	100.0%	100.0%
Cost of sales	-78.2%	-79.3%	-81.0%
Gross profit	21.8%	20.7%	19.0%
Other income, net	0.7%	3.1%	1.3%
Research and development costs	-4.3%	-3.7%	-2.8%
Selling, distribution and administrative costs	-11.0%	-10.2%	-9.6%
Operating profit	7.2%	9.9%	7.9%
Finance costs	-0.6%	-0.6%	-0.7%
Share of results of associates and joint ventures, net of tax	0.0%	0.1%	0.1%
Profit before tax	6.6%	9.4%	7.3%
Income tax expense	-1.2%	-1.2%	-1.3%
Profit for the year	5.4%	8.2%	6.0%
Attributable to:
Equity holders of the Parent	3.8%	5.5%	4.3%
Non-controlling interests	1.6%	2.7%	1.7%

Note:

*

Yuchai’s revenue for the years ended December 31, 2016 and 2017 have been restated due to the impact of the retrospective application of IFRS 15. For more information, see “Certain Definitions and Supplemental Information.”

2018 compared to 2017

Revenue for 2018 was RMB 16,263.2 million (US$2,430.9 million) compared with RMB 16,197.8 million in 2017, an increase of 0.4%. The total number of diesel engines sold by Yuchai in 2018 was 375,731 units compared with 367,097 units in 2017, representing an increase of 8,634 units, or 2.4% primarily attributed to the growth in off-road engine segment. Revenue increased primarily due to an increase in the number of diesel engine units sold. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) were approximately 3.1 million units, being flat compared with 2017. The truck market decreased by 1.3% with a 2.7% increase in heavy-duty truck sales. The bus market remained weak experiencing a 5.3% further decline compared with 2017.

Cost of sales was RMB 13,171.2 million (US$1,968.8 million) in 2018, an increase of 2.6% from RMB 12,841.8 million in 2017. Cost of sales represented 81.0% and 79.3% of revenue in 2018 and 2017. The increase in cost of sales corresponds to the increase in the total number of engines sold in 2018 compared to 2017. Cost of materials consumed was RMB 11,472.0 million (US$1,714.8 million) in 2018, an increase of 3.9% from RMB 11,041.9 million in 2017. This was 70.5% of revenue in 2018 compared to 68.2% in 2017. Factory overheads (excluding depreciation) were RMB 790.1 million (US$118.1 million) in 2018, representing a decrease of 8.3% from RMB 861.2 million in 2017. This was 4.9% and 5.3% of revenue for 2018 and 2017, respectively. Depreciation was RMB 312.8 million (US$46.8 million) in 2018, an increase of 1.8% from RMB 307.1 million in 2017. Depreciation for both 2018 and 2017 were 1.9% of revenue.

Gross profit was RMB 3,092.0 million (US$462.2 million) compared with RMB 3,356.1 million in 2017, a decrease of 7.9%. Gross margin was 19.0% in 2018 and 20.7% in 2017. The lower gross margin was primarily due to competitive pressure which resulted in lower average selling prices and a shift in sales mix toward smaller capacity engines.

Other income, net was RMB 192.7 million (US$28.8 million) compared with RMB 509.4 million in 2017. In 2017, we recorded a one-time gain of RMB 324.1 million from the sale of HLGE’s hotel assets located in China. Excluding this one-time gain in 2017, other operating income in 2017 would have been RMB 185.3 million, and other operating income in 2018 would have been higher than in 2017 mainly due to higher interest income and partly offset by lower foreign exchange revaluation gain.

Research and development (“R&D”) expenses were RMB 447.7 million (US$66.9 million) in 2018 compared with RMB 608.2 million in 2017. The decrease in R&D expenses in 2018 was mainly due to the capitalization of RMB 195.9 million (US$29.3 million) of our development costs for National VI and Tier-4 engines in 2018. As a percentage of net revenue, R&D expenses were 2.8% compared with 3.8% in 2017. In 2018, total R&D expenditure, including capitalized R&D costs, was RMB 643.5 million (US$96.2 million) and represented 4.0% of net revenue. R&D expenses in 2018 were mainly for research and development of new engines compliant with the more stringent National VI and Tier-4 emission standards that are to be implemented over the next few years.

Selling, general and administrative (“SG&A”) expenses were RMB 1,554.5 million (US$232.4 million) compared with RMB 1,652.9 million in 2017, a decrease of RMB 98.4 million or 6.0%. SG&A expenses represented 9.6% of net revenue, compared with 10.2% in 2017. In 2017, SG&A expenses included an impairment charge of RMB 40.0 million related to the Jining Technology Development Costs for the 4Y20 engine platform, as well as a staff severance cost of RMB 107.7 million. Excluding these extraordinary events, SG&A expenses in 2017 were RMB 1,505.2 million, or 9.3% of net revenue.

As a result, operating profit decreased by 20.1% to RMB 1,282.5 million (US$191.7 million) from RMB 1,604.4 million in 2017. Operating margin was 7.9% in 2018 compared with 9.9% in 2017. The decreases in operating profit and operating profit margin in 2018 as compared to 2017 were partially due to a gain of RMB 176.4 million in 2017 from the one-time and extraordinary events described above. Excluding these one-time and extraordinary events, operating profit in 2017 would have been RMB 1,428.0 million and operating profit margin in 2017 would have been 8.8%, and remaining differences as compared to 2018 were primarily attributable to higher cost of sales and lower gross profit for the reasons described above.

Finance costs increased by 12.6% to RMB 113.1 million (US$16.9 million) in 2018 from RMB 100.4 million in 2017. Higher finance costs mainly resulted from increased bank borrowing.

The share of associates and joint ventures was a profit of RMB 11.6 million (US$1.7 million) in 2018 as compared with a profit of RMB 10.1 million in 2017, representing an increase of 15.7%.

Profit before tax was RMB 1,181.1 million (US$176.5 million) in 2018 compared with RMB 1,514.0 million in 2017.

Income tax expense in 2018 was RMB 206.7 million (US$30.9 million) compared with RMB 194.2 million in 2017. Our effective tax rates were 17.5% and 12.8% for 2018 and 2017, respectively. In 2017, the effective tax rate was lower mainly due to gain on disposal of HLGE’s hotel assets, which is capital gain in nature and not subject to income tax.

As a result of the foregoing factors, profit for the year was RMB 974.4 million (US$145.6 million) in 2018 compared with RMB 1,319.9 million in 2017, representing a decrease of 26.2%.

Net profit attributable to our shareholders decreased by 21.8% to RMB 695.3 million (US$103.9 million) compared with RMB 888.8 million in 2017. Net profit attributable to our shareholders in 2017 included a net gain of RMB 62.1 million from the one-time and extraordinary events. Adjusted total net profit attributable to our shareholders in 2017, excluding the one-time and extraordinary events, was RMB 826.7 million.

2017 compared to 2016

Revenue for 2017 was RMB 16,197.8 million compared with RMB 13,643.2 million in 2016, an increase of 18.7%. The total number of diesel engines sold by Yuchai in 2017 was 367,097 units compared with 320,424 units in 2016, representing an increase of 46,673 units, or 14.6%. Revenue increased primarily due to an increase in the number of diesel engine units sold. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 16.9% in 2017. The truck market grew by 19.5% led by a 52.4% increase in heavy-duty truck sales. The bus market remained weak experiencing a 0.7% decline in overall sales with heavy-duty bus sales up 0.1%.

Cost of sales was RMB 12,841.8 million in 2017, an increase of 20.3% from RMB 10,670.7 million in 2016. Cost of sales represented 79.3% and 78.2% of revenue for 2017 and 2016, respectively. The increase in cost of sales corresponds to the increase in the total number of engines sold in 2017 compared to 2016. Cost of materials consumed was RMB 11,041.9 million in 2017, an increase of 18.6% from RMB 9,313.4 million in 2016. This was 68.2% of revenue in 2017 compared to 68.3% in 2016. Factory overheads (excluding depreciation) were RMB 861.2 million in 2017, representing an increase of 26.9% from RMB 678.9 million in 2016. This was 5.3% and 5.0% of revenue for 2017 and 2016, respectively. Depreciation was RMB 307.1 million in 2017, a decrease of 4.7% from RMB 322.3 million in 2016. This was 1.9% and 2.4% of revenue for 2017 and 2016, respectively.

Gross profit was RMB 3,356.1 million compared with RMB 2,972.5 million in 2016, an increase of 12.9%. Gross profit margin was 20.7% in 2017 and 21.8% in 2016.

Other income, net was RMB 509.4 million compared with RMB 95.4 million in 2016. In 2017, we recorded a one-time gain of RMB 324.1 million from the sale of HLGE’s hotel assets located in China. Excluding this one-time item, other operating income was RMB 185.3 million compared with RMB 95.4 million in 2016, and the increase was mainly due to higher foreign exchange gains and higher bank interest income.

R&D expenses were RMB 608.2 million in 2017 compared to RMB 588.0 million in 2016, an increase of RMB 20.2 million or 3.4%. R&D expenses were 3.8% and 4.3% of revenue in 2017 and 2016, respectively. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality. The Company remains committed to its R&D programs and continues to introduce new engine models for both the on-road and off-road markets compliant with increasingly stringent emission standards. Subsequent to the introduction of 14 new engine models that are compliant with National VI emission standards in January 2018, Yuchai announced the introduction of 10 new off-road engines that are compliant with the Tier-4 emission standards in October 2018.

SG&A expenses were RMB 1,652.9 million compared to RMB 1,500.3 million in 2016, an increase of RMB 152.6 million or 10.2%. SG&A expenses represented 10.2% of net revenue, compared with 11.0% in 2016. In 2017, SG&A expenses included an impairment charge of RMB 40.0 million related to the Jining Technology Development Costs for the 4Y20 engine platform, as well as a staff severance cost of RMB 107.7 million. In 2016, staff severance cost of RMB 12.9 million was recorded. Excluding these extraordinary events, SG&A expenses were RMB 1,505.2 million. These expenses represented 9.3% of net revenue, compared with 11.0% in 2016.

As a result, operating profit increased by 63.8% to RMB 1,604.4 million from RMB 979.5 million in 2016. The increase was mainly due to the net gain of RMB 176.4 million from one-time and extraordinary events. The operating margin was 9.9% compared with 7.2% in 2016. Excluding the one-time and extraordinary events, operating profit increased by 45.8% to RMB 1,428.0 million from RMB 979.5 million in 2016 primarily attributed to higher sales volume effects.

Finance costs increased by 26.0% to RMB 100.4 million from RMB 79.7 million in 2016. Higher finance costs mainly resulted from increased bank borrowings and higher trade bills discounted in 2017.

The share of associates and joint ventures were a profit of RMB 10.1 million as compared with a loss of RMB 3.6 million in 2016 mainly due to strong diesel engines sales from our joint venture, Y&C.

Profit before tax was RMB 1,514.0 million in 2017 compared with RMB 896.2 million in 2016.

Income tax expense in 2017 was RMB 194.2 million compared with RMB 160.3 million in 2016. Our effective tax rates were 12.8% and 17.9% for 2017 and 2016, respectively. In 2017, the effective tax rate was lower mainly due to gain on disposal of subsidiaries and joint venture, which is capital gain in nature and not subject to income tax.

As a result of the foregoing factors, profit for the year was RMB 1,319.9 million in 2017 compared with RMB 736.0 million in 2016, representing an increase of 79.3%.

Net profit attributable to our shareholders increased by 69.2% to RMB 888.8 million compared with RMB 525.2 million in 2016. Net profit attributable to our shareholders in 2017 included a net gain of RMB 62.1 million from the one-time and extraordinary events. Adjusted total net profit attributable to our shareholders in 2017, excluding the one-time and extraordinary events, was RMB 826.7 million, compared with RMB 525.2 million in 2016, representing an increase of 57.4%.

Inflation

The general annual inflation rate in China increased to 2.1% in 2018 from 1.6% in 2017, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

As of December 31, 2018, we had approximately RMB 6,128.5 million (US$916.1 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

As of December 31, 2018, we had outstanding borrowings of RMB 2,016.1 million (US$301.4 million), including Yuchai’s borrowings of RMB 2,001.0 million (US$299.1 million).

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

In addition, CYI has other credit facilities granted by banks in Singapore as follows:

•

On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for an aggregate of US$40.0 million to refinance the S$60.0 million facility from another bank that matured on July 26, 2007. The facility was for a period of three years from the date of the facility agreement and was utilized by us to finance our long-term general working capital requirements. The terms of the facility required, among other things, that Hong Leong Asia retained ownership of the special share and that we remained a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawn down on the US$40.0 million facility. On March 25, 2010, we entered into a supplemental agreement with the bank to refinance the existing US$40.0 million credit facility that matured on March 30, 2010. The new unsecured, multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for a one-year duration. The financial covenant with respect to our consolidated tangible net worth as of June 30 and December 31 of each year was revised from not less than US$120 million to not less than US$200 million, but the other terms remained similar. On March 18, 2011, we entered into an agreement on similar terms with the bank to refinance the existing US$30.0 million credit facility that matured on March 25, 2011. This unsecured multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for a three-year duration. On March 12, 2014, we entered into a supplemental agreement with the bank to renew the US$30.0 million facility that matured on March 18, 2014. The unsecured multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and matured on March 18, 2017. On March 31, 2017, we entered into a supplemental agreement with the bank to renew the US$30.0 million facility. The new unsecured multi-currency revolving credit facility has an uncommitted aggregate value of US$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 12, 2014.

•

On March 20, 2008, we entered into a facility agreement with the MUFG Bank Ltd, Singapore Brach (formally known as Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch), to refinance the existing US$25.0 million credit facility which matured on March 20, 2008. The unsecured, multi-currency revolving credit facility had a committed aggregate value of S$21.5 million with one-year duration. The facility was used to finance our long-term general working capital requirements. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year, not being less than US$120 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the bank for a committed aggregate value of S$16.5 million with one-year duration. On March 17, 2010, we entered into a one-year facility agreement with the bank on similar terms to refinance the existing S$16.5 million credit facility that matured on March 19, 2010. On March 11, 2011 we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2011. The unsecured multi-currency revolving credit facility had a committed aggregate value of S$30.0 million and was for a three-year duration. On March 13, 2014, we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2014. The unsecured multi-currency revolving credit facility had a committed aggregate value of S$30.0 million and matured on March 18, 2017. On March 30, 2017, we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility. The unsecured multi-currency revolving credit facility has a committed aggregate value of S$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 13, 2014.

•

On November 10, 2011, we entered into a three-year revolving credit facility agreement with DBS Bank Ltd. of Singapore with a committed aggregate value of S$30.0 million. Among other things, the terms of the facility required that (i) Hong Leong Asia owns the ownership of the special share, at all times owns directly or indirectly at least 21.2% ownership of CYI and that CYI remains a consolidated subsidiary of Hong Leong Asia, (ii) CYI at all times owns directly or indirectly at least 76.4% ownership in Yuchai and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 1.0 times. This arrangement was used to finance our general working capital requirements and was repaid in full upon expiration of the facility on November 10, 2014. On May 22, 2015, we entered into a three-year revolving uncommitted credit facility agreement with the bank with an aggregate value of S$30.0 million. The terms and conditions of this facility are similar to the facility agreement dated November 10, 2011. On June 1, 2018, we entered into a three-year revolving uncommitted credit facility agreement with the bank with an aggregate value of S$30.0 million, the terms and conditions of this facility are similar to the facility agreement dated May 22, 2015, except that Hong Leong Asia shall own directly or indirectly at least 35% ownership of CYI.

As of December 31, 2018, CYI’s (including Yuchai) unutilized facilities amounted to RMB 492.8 million (US$73.7 million).

We believe that should there be a need for further loans from banks, we can borrow additional amounts through our established banking relationships with a number of domestic Chinese or Singapore banks. We can also obtain financing by issuing bonds, issuing bills payable, discounting bills receivable, factoring accounts receivable or through other financing activities. However, such activities are subject to market conditions and there is no assurance that such additional activities would be successful.

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2016	2017*	2018	2018
	RMB	RMB	RMB	US$
	(Restated)	(Restated)
	(in thousands)
Net cash from operating activities	2,276,087	1,420,167	670,601	100,235
Net cash (used in)/from investing activities	(572,031)	76,570	(79,992)	(11,956)
Net cash (used in)/from financing activities	(1,553,986)	280,862	(449,525)	(67,193)
Effect of foreign currency exchange on cash and cash equivalents	29,480	(41,189)	28,482	4,259

Net increase in cash and cash equivalents	179,550	1,736,410	169,566	25,345

Note:

*

Our cash flows for the years ended December 31, 2016 and 2017 have been restated due to the impact of the retrospective application of IFRS 15. For more information, see “Certain Definitions and Supplemental Information.”

In 2018, net cash from operating activities was an inflow of RMB 670.6 million (US$100.2 million). The inflow was mainly derived from profit before tax of RMB 1,181.1 million (US$176.5 million), which was partially offset by payment for income tax of RMB 190.7 million (US$28.5 million). Working capital increased due to an increase in trade and other receivables and decrease in trade and other payables compared to 2017. In 2017, net cash from operating activities was an inflow of RMB 1,420.2 million. The inflow was mainly derived from profit before tax of RMB 1,514.0 million, which was partially offset by the payment for income tax of RMB 203.0 million. The impact of higher inventories on working capital was offset by the increase in trade and other payables and contract liabilities. In 2016, net cash from operating activities was an inflow of RMB 2,276.1 million. The inflow was mainly derived from profit before tax of RMB 896.2 million and changes in working capital such as lower trade and other receivables, lower inventories as well as higher trade payables.

In 2018, net cash used in investing activities was an outflow of RMB 80.0 million (US$12.0 million). The outflow was mainly due to purchase of property, plant and equipment of RMB 407.7 million (US$60.9 million) and spending on technology development costs of RMB 180.6 million (US$27.0 million), partially offset by proceeds from government grants of RMB 286.2 million (US$42.8 million) and interest received of RMB 143.8 million (US$21.5 million). In 2017, net cash from investing activities was an inflow of RMB 76.6 million. The inflow was mainly due to proceeds from disposal of HLGE hotel assets located in China of RMB 524.3 million, interest received of RMB 108.5 million, partially offset by purchase of property, plant and equipment of RMB 289.5 million and net placement of fixed deposits with banks of RMB 254.3 million. In 2016, net cash used in investing activities was an outflow of RMB 572.0 million. The outflow was mainly due to purchase of property, plant and equipment of RMB 351.5 million, net placement of fixed deposits with banks of RMB 282.8 million, offset by interest received of RMB 56.7 million.

In 2018, net cash used in financing activities was an outflow of RMB 449.5 million (US$67.2 million). The outflow was mainly due to payment of dividend of RMB 730.0 million (US$109.1 million) and payment of finance costs of RMB 108.0 million (US$16.1 million), partially offset by net increase from bank borrowings of RMB 388.6 million (US$58.1 million). In 2017, net cash from financing activities was an inflow of RMB 280.9 million. The inflow was mainly due to net increase from bank borrowings of RMB 714.5 million, partially offset by payment of dividend of RMB 333.0 million and payment of finance costs of RMB 107.2 million. In 2016, net cash used in financing activities was an outflow of RMB 1,554.0 million, which was mainly due to repayment of medium-term notes and ultra short-term bonds of RMB 1.0 billion and RMB 400.0 million, respectively.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2018 was RMB 6,861.6 million (US$1,025.6 million) compared with RMB 6,621.2 million as of December 31, 2017.

As of December 31, 2018, we had long-term loans and borrowings totaling RMB 15.1 million (US$2.3 million) and current loans and borrowings totaling RMB 2,001.0 million (US$299.1 million).

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2018:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	2-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
	(in millions)
Short-term debt (1)	2,033.5	2,033.5	—	—
Long-term debt (1)	15.2	—	15.2	—
Capital expenditures(2)	1,047.1	800.2	246.9	—
Operating lease commitments	122.5	54.1	68.4	—

Total	3,218.3	2,887.8	330.5	—

(1)	Includes contractual interest payments
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were RMB 285.0 million, RMB 261.4 million and RMB 586.5 million (US$87.7 million) in 2016, 2017 and 2018, respectively. In 2016, and 2017, these expenditures are primarily used for upgrading existing facilities and building new facilities mainly in Yulin City in Guangxi Zhuang Autonomous Region. In 2018, these expenditures were used primarily for expanding and upgrading Yuchai’s production capacities and for technology development for new engines. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai.

Capital expenditures for expanding and upgrading of existing production facilities are used to comply with the forthcoming new engine emission standards, improve production flow, improve safety measures, improve testing capability, improve environment control, increase warehousing capacity and other routine upgrading and replacement. Capital expenditures for building new facilities are part of Yuchai’s ongoing efforts to develop new products and improve the quality of existing products.

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2018, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of RMB 1,047.1 million (US$156.5 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by government regulation in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2017 and 2018, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of RMB 1.9 million and RMB 93.5 million (US$14.0 million), respectively. These were issued for purchase of production materials, machinery and equipment.

As of December 31, 2017, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 1,505.8 million. As of December 31, 2018, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 1,272.4 million (US$190.2 million). These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund the operation, as and when required.

As of December 31, 2017 and 2018, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation amounted to RMB 1,316.1 million and RMB 1,627.5 million (US$243.3 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

Management has assessed the fair value of the recourse obligation arising from these discounted bank bills and endorsed bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.

Research and Development

See “Item 4. Information on the Company — Business Overview — Research and Development.”

Recently Issued Accounting Standards

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our financial statements are disclosed below. We intend to adopt these standards, if applicable, when they are effective.

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

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

Transition to IFRS 16

We plan to adopt IFRS 16 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

On the adoption of IFRS16, we expect to choose on a lease by leave basis, to measure the right of use assets, at either:

(i)	its carrying amount as if IFRS16 had been applied since the commencement date, but discounted using the lessee’s incremental borrowing rate as of January 1, 2019; or

(ii)	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payment relating to that lease recognized in the balance sheet immediately before January 1, 2019.

In addition, we plan to elect the following practical expedients:

(i)	not to reassess whether a contract is or contains a lease at the date of initial application and to apply IFRS16 to all contracts that were previously identified as leases

(ii)	to apply the exemption not to recognize right- of- use asset and lease liabilities to leases for which the lease term ends within 12 months as of January 1, 2019

(iii)	to apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

We have performed a preliminary impact assessment of IFRS 16 based on currently available information. This assessment may be subject to changes arising from ongoing analysis until we adopt IFRS 16 in 2019.

i.	Leases in which we are a lessee

On the adoption of IFRS16, we expect to recognize right-of-use assets of RMB 89.4 million (US$13.4 million) and lease liability of RMB 108.3 million (US$16.2 million), decrease prepayment by RMB 1.9 million (US$0.3 million) and accrued expense by RMB 20.8 million (US$3.1 million) for its leases previously classified as the operating leases as of January 1, 2019.

ii.	Leases in which we are a lessor

We expect no significant impact for other leases in which we are a lessor.

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

IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to us.

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

We are currently assessing the impact of the interpretation and plans to adopt the interpretation on the required effective date.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

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

The amendments should be applied retrospectively and are effective from January 1, 2019, with earlier application permitted. We do not plan to early adopt the amendments and does not expect the amendments to have material impact to us.

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

We do not intend to early adopt the amendments. We will perform assessment on the impact once the IASB has decided the effective date of these amendments.

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

•

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

•

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019, with early application permitted. These amendments will apply only to our future plan amendments, curtailments, or settlements, if any.

Annual improvements 2014-2016 cycle (issued in December 2016)

Amendments to IAS 28: Long-term interests in associates and joint ventures

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

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

The amendments should be applied retrospectively and are effective from January 1, 2019, with early application permitted. Since we do not have such long-term interests in its associate and joint venture, the amendments will not have an impact on its consolidated financial statements.

Annual improvements 2015-2017 cycle (issued in December 2017)

IFRS 3 Business Combinations – Previously held Interests in a joint operation

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments will apply to our future business combinations.

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

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted. These amendments are currently not applicable to us but may apply to future transactions.

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

We do not plan to early adopt the amendments. We do not expect the amendments to have material impact to us.

IAS 23 Borrowing Costs – Borrowing costs eligible for capitalization

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted.

We do not plan to early adopt the amendments. We do not expect the amendments to have material impact to us.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of April 10, 2019, there were ten members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck, Tan Eng Kwee and Hoh Weng Ming as its nominees. Mr. Yan Ping and Mr. Han Yiyong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
TAN Eng Kwee (3) (4)	Director	2019
YAN Ping(1)	Director	2012
WU Qiwei(1)	Alternate Director to YAN Ping	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
TAN Aik-Leang (1)(3)	Director	2005
HAN Yiyong (1)	Director	2010
HO Raymond Chi-Keung (2)(3)	Director	2004
XIE Tao	Director	2019
PHUNG Khong Fock Thomas (1)	Chief Financial Officer	2016
WONG Teck Kow	General Counsel	2018
Conyers Corporate Services (Bermuda) Limited(5)	Secretary	2015

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.
(5)	Codan Services Limited was renamed to Conyers Corporate Services (Bermuda) Limited with effect from April 1, 2017.

Mr. Hoh Weng Ming was appointed President and a Director of the Company on July 17, 2013 and November 11, 2011, respectively. He was the Chief Financial Officer of the Company from May 2008 to November 2011. He has also served as Director of Yuchai and HLGE since December 2008 and February 2011, respectively. Mr. Hoh has more than 35 years of working experience with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd. Previously, he held the position of Financial Controller of the Company from 2002 to 2003 and the Chief Financial Officer of Hong Leong Asia from 2011 to 2013. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an M.B.A. degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Dato’ Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Lewis, Venture Delta, Safety Godown Company Limited and Millennium & Copthorne Hotels Management (Shanghai) Limited. He is also the Non-Executive Chairman of HLGE and Beijing Fortune Hotel Co., Ltd. as well as the Managing Director of Hong Leong International (Hong Kong) Limited. He has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group of companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Dato’ Gan is related to Mr. Kwek Leng Peck.

Mr. Kwek Leng Peck is a Director of the Company. He is a member of the Kwek family which controls the Hong Leong Investment Holdings group of companies. He is the Executive Chairman of Hong Leong Asia, the Non-Executive Chairman of Tasek Corporation Berhad and an Executive Director of Hong Leong Investment Holdings Pte. Ltd. and Hong Leong Corporation Holdings Pte. Ltd. He also sits on the boards of HL Technology, Hong Leong China, Well Summit Investments Limited, Yuchai, City Developments Limited, Hong Leong Finance Limited and Millennium & Copthorne Hotels Plc, as well as other affiliated companies. He has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

Mr. Tan Eng Kwee is a Director of the Company. He is also the CEO and a Director of Hong Leong Asia. Mr. Tan has more than 30 years of operations, corporate, accounting and financial experience. Prior to joining Hong Leong Asia, Mr. Tan served in Gold Coin Group for more than 10 years, holding senior management positions of CFO, Group Business Development Director, Group Logistics Director and Group Chief Operating Officer. He has held senior management positions in Perennial China Retail Trust Management Pte. Ltd., Dynapack Asia Pte. Ltd. and Epsilon Global Communications Pte. Ltd. Mr. Tan holds a Bachelor of Accountancy Degree from The University of Singapore and an MBA from the Cranfield School of Management, U.K. He was a fellow member of the Chartered Association of Certified Accountants (U.K.) and an associate member of the Institute of Chartered Secretaries & Administrators (now known as Chartered Secretaries Institute of Singapore) and the Chartered Association of Management Accountants.

Mr. Yan Ping is a Director of the Company and the Chairman of the Board of Directors of Yuchai. He is also the President of the 6th Council of the China Internal Combustion Engine Industry Association and the Chairman of the State Holding Company (a 22.1% shareholder in Yuchai). Prior to his above appointments, Mr. Yan held various China-government related positions, including as Deputy Secretary-General of the Yulin Municipal Government, as Director of the Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou-Shenzhen Railway Co., Ltd. Mr. Yan holds a Bachelor of Engineering Degree from Dalian Railway College and a Master’s degree in Statistics from the Dongbei University of Finance and Economics.

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

Mr. Tan Aik-Leang is a Director of the Company and Yuchai. He held various senior executive and managerial positions over an aggregate period of more than 25 years at the Dao Heng Bank Group in Hong Kong, the National Australia Bank Group in Australia and Asia, and The Bank of Nova Scotia in Canada. Mr. Tan was also a Director of the Risk Management Association, Hong Kong Chapter from May 2000 to January 2016. Mr. Tan graduated in Accounting from Western Australian Institute of Technology (now known as Curtin University), Australia. He is a Fellow member of each of the Hong Kong Institute of Certified Public Accountants, CPA Australia, the Financial Services Institute of Australasia (formerly known as Australasian Institute of Banking and Finance) and the Institute of Canadian Bankers. Our Board of Directors has determined that Mr. Tan is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Han Yiyong is a Director of the Company and Yuchai. He is also a Director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s Degree in Vehicle Engineering from the Shandong University of Technology and a Master’s Degree in Power Machinery and Engineering from Guangxi University.

Mr. Ho Raymond Chi-Keung was previously a Director of the Company from June 2004 to September 2006 and was re-appointed as an independent Director on April 30, 2013. Mr. Ho is a practicing arbitrator. He was the Secretary General of the Law Society of Hong Kong from 2008 to 2011 and prior to joining the Law Society secretariat in 2006, he had practiced law as a solicitor for 23 years with a wide range of experience in transactional and contentious matters. Mr. Ho holds the degrees of Bachelor of Laws and Master of Social Sciences from the University of Hong Kong, as well as a Master of Laws from the University of London. He is a Fellow of the U.K. Chartered Institute of Arbitrators and is currently listed on the panel of arbitrators of the Hong Kong International Arbitration Centre. He is now a non-practicing member of The Law Society of Hong Kong, The Law Society of England & Wales, The Law Society of British Columbia and The Law Society of the Australian Capital Territory. He is also a director of Cheer Moon Development Limited and Power Rich Investment Limited. Our Board of Directors has determined that Mr. Ho is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Xie Tao was appointed as an independent Director of the Company on April 10, 2019. He has spent the major part of his career with PricewaterhouseCoopers (PwC) for nearly 23 years. He was a lead partner of the Advisory practice in PwC China. He was also the Senior Partner of Corporate Finance and served on the Executive Board of the China, Singapore and Hong Kong member firms of PwC. Mr. Xie has more than 30 years of experience in corporate management and financial advisory including mergers and acquisitions, corporate finance and transaction services. Between 2012 and 2014, he was a partner at Ernst & Young, then Deloitte, as a leader of transaction services and corporate finance business. He was also a financial advisor for the 2008 Beijing Olympic Games. Between 2010 and 2017, Mr. Xie held several executive and non-executive management roles of private and public companies in China and abroad. Mr. Xie holds a bachelor’s degree in Physics from Beijing University in China and was a member of the UK Chartered Association of Certified Accountants.

Dr. Phung Khong Fock Thomas was appointed Chief Financial Officer of the Company on June 1, 2016. He was appointed a Director of Yuchai with effect from January 23, 2017. Dr. Phung has over 20 years’ experience in both the manufacturing and service sectors. Prior to this appointment, Dr. Phung was the East Asia Pacific Finance Director for Alstom Transport (Singapore) Pte. Ltd. He has also worked at Bombardier Transportation group, Thales GeoSolutions (Asia Pacific), Glaxo SmithKline Singapore Pte. Ltd. and Baker Oil Tools, a Baker Hughes company. At Shandong Asia Pacific SSYMB Pulp & Paper Co., Ltd, he was based in Shandong, China for three years. Dr. Phung started his career as a credit authorizer at Bank of America in Singapore. Dr. Phung received his PhD in Finance from Cass Business School, City University in London in 1998 and an MBA in Financial Management from Hull University Business School in Hull, U.K. in 1994.

Mr. Wong Teck Kow was appointed General Counsel of the Company on May 2, 2018. He has more than 15 years’ experience with global companies in legal and compliance work with extensive regional exposure in Asia Pacific countries including Greater China, Australia, New Zealand, Japan and Southeast Asia. Mr. Wong was senior regional counsel with RCI (a Wyndham Destinations company), Cushman & Wakefield and Jones Lang LaSalle, and practiced criminal and civil law in a Singapore local law firm. He graduated from the Law Faculty of National University of Singapore with second class honors, and was admitted as an Advocate and Solicitor of the Supreme Court of Singapore in 2000. His other credentials include being a Certified Information Privacy Professional Asia (CIPP/A), a member of the Singapore Academy of Law and an Editorial Board Member of the China Business Law Journal.

Conyers Corporate Services (Bermuda) Limited was appointed Secretary of the Company on January 28, 2015.

Audit Committee

During 2018, the Audit Committee comprised of three independent non-executive directors, namely Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung. The Audit Committee oversees the performance of our internal audit function and our independent registered public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Tan Aik-Leang as our Audit Committee Financial Expert.

Mr. Tan Eng Kwee was appointed as a non-voting member of the Audit Committee with observer status only on March 25, 2019, relying on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. See also “Item 16D Exemptions From The Listing Standards For Audit Committees.” As an observer, Mr. Tan Eng Kwee does not vote on the Audit Committee decisions, does not attend the private meetings between the independent directors of the Audit Committee with the Company’s independent auditors and will abstain from discussions that may involve potential conflict of interest.

Compensation Committee

The members of the Compensation Committee are Messrs. Kwek Leng Peck (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung. The Compensation Committee reviews our general compensation structure as well as reviews, recommends or approves executive appointments and remuneration, subject to ratification by our Board of Directors and supervises the administration of our employee benefit plans, including our Equity Incentive Plan (as defined herein).

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

Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of February 28, 2019 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
YAN Ping (1)	Chairman of the Board of Directors	2005
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (2)	Director and President	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
TAN Aik-Leang (1)	Independent Director	2005
LU Yuming	Director and Chief Accountant	2014
PHUNG Khong Fock Thomas	Director	2017
HAN Yiyong (1)	Director and Company Secretary	2010
GU Tangsheng	Director	2005
LAI Tak Chuen Kelvin (3)	Director and Chief Business Controller	2011
TAY Hui Boon Kelly (3)	Financial Controller seconded to Yuchai	2008
QIN Xiaohong	Vice President	2015
WANG Limin	Vice President	2015
TAN Guirong	Vice President	2015
NING Xingyong	Vice President	2015
CAI Xiaohong	Vice President	2017
YAO Huaxiong	Vice President	2018

(1)	Also a Director of the Company.
(2)	Also an Alternate Director of the Company to Mr. Yan Ping.
(3)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Yan Ping, Hoh Weng Ming, Wu Qiwei, Gan Khai Choon, Kwek Leng Peck, Neo Poh Kiat, Tan Aik-Leang, Phung Khong Fock Thomas and Han Yiyong, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers of the Company.”

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

Mr. Lai Tak Chuen Kelvin was appointed Vice President of Operations of the Company on June 7, 2010. He was appointed Chief Business Officer and a Director of Yuchai on March 11, 2011 and June 28, 2013, respectively. Mr. Lai holds a Bachelor of Business Administration in Management from the Open University of Hong Kong and a Postgraduate Certificate in Engineering Business Management from the University of Warwick, U.K. He worked for ten years as a marine engineer in a shipping company before moving on to Rolls-Royce International Ltd where he held various positions, over a period of 14 years, in their power generation and industrial power business covering the Greater China Region including Taiwan. He has also worked for Cummins Hong Kong Ltd as General Manager in their diesel engine distribution and aftermarket business covering Southern China and Hong Kong.

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

Mr. Ning Xingyong was appointed a Vice President of Yuchai in 2015. He holds a Bachelor’s degree in Foundry Engineering from Guangxi University.

Mr. Cai Xiaohong was appointed a Vice President of Yuchai in December 2017 after serving as Senior Quality Controller from October 14, 2016. He holds a Diploma in Engineering Machinery in Guangxi Hydropower College.

Mr. Yao Huaxiong was appointed a Vice President of Yuchai in June 2018 after serving as the Head of Technology from December 2016. He holds a Bachelor’s degree in Engineering from Jilin University in China.

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

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of February 28, 2019, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes — Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

Compensation

Service Fees

Pursuant to the Amended and Restated Shareholders Agreement of the Company dated November 9, 1994, Hong Leong Asia is entitled to receive no less than US$500,000 from either Yuchai or the Company for management services as long as Hong Leong Asia remains the controlling shareholder and provided that the services include those of the President and Chief Financial Officer. With effect from January 2008, further to agreements entered into between the Company and Yuchai, Yuchai pays the Company, instead of Hong Leong Asia, consultancy and management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid any fees as set out in the Amended and Restated Shareholders Agreement of November 9, 1994. In 2011, this arrangement was restructured into a separate management services agreement and consulting services agreement, with the total quantum of annual fee remaining the same at US$1,000,000.

In fiscal year 2018, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$50,000 for all directors (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company. For fiscal year 2018, and subject to shareholders’ approval at the annual general meeting, we will pay an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of share options may not exceed ten years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2018, there were 470,000 options outstanding under the Equity Incentive Plan. No further options have since been granted under the Equity Incentive Plan. The options vest in three equal installments over a three-year term and as of December 31, 2018 and February 28, 2019, all options granted have vested in the grantees.

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

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2018 was approximately RMB 71.3 million (US$10.7 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. See also “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Directors — Remuneration and Pensions.”

Employees

As of December 31, 2016, 2017 and 2018, Yuchai employed approximately, 9,887, 8,678 and 8,639 people, respectively, nationwide in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 8.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For fiscal year 2018, the total annual salary and bonus paid and payable to Yuchai’s employees was RMB 1,210.1 million (US$180.9 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of February 28, 2019 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 40,858,290 shares of Common Stock outstanding as of February 28, 2019.

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	17,059,154	41.75%
The Yulin City Government (2)	7,028,151	17.20%
Shah Capital Management (3)	3,396,458	8.31%

(1)

Information based on a general announcement by Hong Leong Asia on the Singapore Exchange on January 3, 2019. Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 17,059,154 shares of Common Stock or approximately 41.75% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited, having increased its holdings from 34.9% to 35.5% during the period from March 11 to 26, 2014, from 35.5% to 37.02% during the period July 14 to December 26, 2014, from 37.02% to 38.7% during the period July 14 to August 25, 2015, from 38.7% to 40.2% as of June 29, 2016 and from 40.2% to 40.0% as of December 31, 2017. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our shares and share ownership — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders And Related Party Transactions — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)

Information based on a report on Schedule 13D filed by Coomber, Goldman, Zhong Lin and the State Holding Company, with the SEC on December 18, 2012. Based on Amendment No. 2 to the Schedule 13D filed by Coomber and others with the SEC on June 23, 2003, Coomber is a wholly-owned subsidiary of Goldman, which is indirectly owned and controlled by Yulin City Municipal Government, or Yulin City Government, in Guangxi Zhuang Autonomous Region, China. Accordingly, the Yulin City Government is the ultimate beneficial owner of the 7,028,151 shares of the Company’s Common Stock held of record by Coomber. Based on Amendment No. 11 to the Schedule 13D filed by Coomber and others with the SEC on March 23, 2012, Goldman pledged all of its shares in Coomber to a third party in connection with a loan transaction entered into on March 19, 2012. Based on Amendment No. 12 to the Schedule 13D filed by Coomber and others with the SEC on December 18, 2012, a Deed of Release was entered into between Goldman and the third party on December 12, 2012 pursuant to which the latter released the pledge by Goldman described in Amendment No. 11.

(3)	Information based on a report on Form 13-F filed by Shah Capital Management with the SEC on January 10, 2019 for the fourth quarter ended December 31, 2018.

As of February 28, 2019, there were 25,937,303 shares of Common Stock, or 63.48% of the total number of shares of Common Stock, held of record by 15 holders with registered addresses in the United States.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of February 28, 2019, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2018, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services.

During fiscal year 2018, certain affiliates of Hong Leong Asia charged us RMB 6.6 million (US$1.0 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During fiscal year 2018, Yuchai entered into agreements with State Holding Company (including its subsidiaries and affiliates) and with Yuchai’s associates and joint ventures for the sale and purchase of materials, supplies, scraps and diesel engines, lease of assets, hospitality and restaurant services and etc. For further details on our business transactions with related parties, please see Note 29 to our consolidated financial statements appearing elsewhere herein.

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

Dividends

See “Item 3. Key Information — Dividends.”

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

In 2018, three of our eight directors, Messrs. Neo Poh Kiat, Tan Aik-Leang and Ho Raymond Chi-Keung are independent within the meaning of the NYSE standards.

On April 10, 2019, Mr Xie Tao was appointed as a director and he is independent within the meaning of the NYSE standards.

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

•

In 2018, our audit committee comprised of three independent non-executive directors.

On March 25, 2019, one non-independent non-executive director was appointed as a non-voting member of the audit committee with observer status only, relying on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. See also “Item 16D Exemptions From The Listing Standards For Audit Committees.”

•	The audit committee must consist of at least three members, and each member meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.	•

In 2018, our audit committee consisted of three members, all of whom met the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.

On March 25, 2019, one non-independent non-executive director was appointed as a non-voting member of the audit committee with observer status only, relying on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. See also “Item 16D Exemptions From The Listing Standards For Audit Committees.”

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

		•	Our audit committee’s charter outlines the committee’s purpose and responsibilities which are similar in scope to those required of U.S. companies.

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

We are a holding company and the majority of business is done at our main subsidiary, Yuchai. Yuchai maintains an independent internal audit function headed by a secondee appointed by the Company. The Head of Internal Audit reports to the Chairman of the Audit Committees of the Company and Yuchai who reports to the Boards. The Board of Yuchai approves the audit plan, reviews significant audit issues and monitors corrective actions taken by management.

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

Equity-Compensation Plans

•	Shareholders must be given the opportunity to vote on all equity—compensation plans and material revisions thereto, with limited exceptions.	•	Our Equity Incentive Plan was approved by our shareholders in 2014

Corporate Governance Guidelines

•	Listed companies must adopt and disclose corporate governance guidelines.	•

We have formally adopted various corporate governance guidelines, including Code of Business Conduct and Ethics (described below); Audit Committee Charter; Whistle-blowing Policy; Insider Trading Policy; and Disclosure Controls and Procedures.

Standard for US Domestic Listed Companies	China Yuchai International Limited’s Practice

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

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$509,589 for fiscal year 2015 at our annual general meeting held on August 8, 2016 and from US$250,000 to US$490,548 for the fiscal year 2016 at our annual general meeting held on June 13, 2017. At our annual general meeting held on June 19, 2018, our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$490,000 for the fiscal year 2017.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the US dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the US dollar again, though there have been periods when the US dollar has appreciated against the Renminbi as well. From December 31, 2014 to December 31, 2018, the Renminbi depreciated about 10.8% against the US dollar. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

Furthermore, the General Affairs Department of SAFE promulgated the Notice on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Funded Enterprises (the “Notice 142”) in August 2008 and the Supplementary Notice on Issues Relating to the Improvement of Business Operations with Respect to the Administration over Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises in July 2011 (the “Notice 88”) (which were repealed in 2015 by the Notice 19 as defined below). Pursuant to the Notice 142 and the Notice 88, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. The Notice 142 and the Notice 88 were both abolished on March 30, 2015 pursuant to the Notice 16 (as defined below).

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

On January 10, 2014, SAFE issued the Notice on further Improving and Adjusting the Foreign Exchange Administration on Capital Accounts, which simplified the foreign exchange operating procedures for certain capital accounts, and has been further revised pursuant to the Notice of the State Administration of Foreign Exchange on Repealing and Revising the Normative Documents concerning the Reform for Registered Capital Registration System promulgated on May 4, 2015 and effective from May 4, 2015.

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

As an exempted company, the Company is required to pay a registration fee in Bermuda based upon its authorized share capital and the premium on the issue of its shares, at rates calculated on a sliding scale not exceeding US$32,676 per annum.

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

In 2007, the PRC National People’s Congress adopted a new tax law, China Unified Enterprise Income Tax Law (the “CIT Law”), and the State Council adopted the related implementation rules, or the Implementation Rules, which became effective on January 1, 2008. The CIT Law was amended by the Standing Committee of the National People’s Congress on December 29, 2018, In accordance with the CIT Law and the Implementation Rules (as amended), dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months.

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

On October 17, 2017, the Chinese State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “Announcement 37”), which became effective on December 1, 2017. According to the Announcement 37, the Circular concerning Strengthening the Administrative of Enterprise Income Tax on Income Derived from Transfer of Equity of Non-resident Enterprises (the “Circular 698”) has been repealed and Section 8.2 of Circular 7 was repealed.

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

In 2007, the National People’s Congress approved and promulgated a new tax law, the CIT Law, which became effective from January 1, 2008 and was further amended on December 29, 2018. Under the CIT Law, foreign invested enterprises and domestic companies are subject to a uniform corporate tax rate of 25%. The CIT Law provides a five-year transition period from its effective date for those enterprises, such as Yuchai, which were established before January 1, 2008 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. During the transition period from 2008 to 2012, a transitional graduated tax rate will be applied from the existing preferential corporate tax rate to the uniform corporate tax rate of 25%.

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

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. In 2011, Yuchai was certified as a high technology company with effect from 2011 to 2013, so it may qualify for this scheme if certain other criteria are met. In 2014, Yuchai was certified as a high technology company with effect from 2014 to 2016, so it may qualify for this scheme if certain other criteria are met, and it was certified again in 2017, as a high technology company with effect from 2017 until 2019, so it may qualify for this scheme if certain other criteria are met.

From 2008 to 2010, Yuchai was subject to the reduced corporate tax of 15% as it qualified under the Western Development Incentive Scheme. Since Yuchai operates in the Guangxi Zhuang Autonomous Region and had previously qualified under the Western Development Incentive Scheme, Yuchai believes that it still qualifies under this scheme and filed corporate tax returns at the reduced corporate tax rate of 15% from 2011 to 2014, subject to final approval by the local tax authority. Yuchai filed its corporate tax returns for 2015, 2016 and 2017 under the High Technology Incentive Scheme. In the event that Yuchai is not able to qualify for any of these incentive schemes, it would be subject to corporate tax at a rate of 25% as prescribed under the CIT Law. The majority of Yuchai’s subsidiaries continue to be subject to the CIT Law prescribed tax rate of 25%.

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

Withholding Tax

On March 28, 2011, the Chinese State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Certain Issues Concerning the Administration of Income Tax for Non-resident Enterprises (the “Announcement 24”), which has been partially repealed in accordance with Circular 7 and Announcement 37.

On October 17, 2017, the Chinese State Administration of Taxation issued the Announcement 37 (as defined above), which became effective on December 1, 2017 and was further amended on June 15, 2018 pursuant to the Announcement of the State Administration of Taxation on Amending Certain Taxation Regulatory Documents. According to which, the Interim Measures for the Administration of Withholding of the Source of Enterprise Income Tax for Non-resident Enterprises (the “Interim Measures”) has been repealed.

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

On March 28, 2018, the Standing Committee Meeting of State Council confirmed a comprehensive set of measures to continue VAT reform in China, which measures would become effective from May 1, 2018. Pursuant to those measures, the VAT rate for manufacturing industry and other industries was reduced from 17% to 16%, and the VAT rate for transportation, construction, basic telecommunications service industries and agricultural goods was reduced from 11% to 10%. The Ministry of Finance and the State Administration of Taxation then promulgated the Notice on Adjusting Value-Added Tax Rate on April 4, 2018. The reform policy of the State Council has been restated and specified that all the sectors subject to 17% and 11% VAT rates would be entitled to the newly reduced rates of 16% and 10%, respectively, from May 1, 2018.

On March 5, 2019, Premier Li Keqiang delivered the Government Work Report, according to which the VAT tax rates in China will be further reduced. The 16% VAT rate which applies to the manufacturing sector will be lowered to 13%, and the 10% VAT rate which applies to construction and transport will be lowered to 9%. The new VAT rates will come into force from April 1, 2019. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs promulgated the Announcement on Policies regarding Deepening the Reform of Value-Added Taxation, in which the authorities restated that all the sectors subject to 16% and 10% VAT rates will be entitled to the newly reduced rates of 13% and 9%, respectively.

The seller of the goods adds the corresponding VAT rate to the sale price of the item. The VAT amount is separately listed in the normal invoice (except in the case of retail sales), and the seller collects the applicable amount of VAT through the sale of the item. The amount of the seller’s VAT liability to the Taxation Bureau is calculated as the amount of sales multiplied by the applicable VAT rate. The amount of the seller’s VAT liability may be reduced by deducting the VAT included in the fixed assets (excluding those used exclusively in non-VAT taxable, VAT exempted and welfare activities, or for personal consumption, or their combination), materials, parts and other items purchased by the seller and used in producing the goods.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning and disposing of Common Stock. It applies to a US Holder (as defined below) that holds the Common Stock as a capital assets for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, including:

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

This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the Medicare tax on certain “net investment income.” If an entity or arrangement that is treated as a partnership for United States federal income tax purposes, holds the Common Stock, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Documents on Display

The SEC maintains a website at www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are required to use the EDGAR system. We have done so in the past and will continue to do so in order to make our reports available through the SEC’s website. In addition, we upload our reports on our website at www.cyilimited.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term, medium-term and long-term Renminbi denominated borrowings obtained by Yuchai. The interest rates of such borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. We also have various credit facilities from banks in Singapore to finance our working capital requirements. As of December 31, 2018, we had outstanding consolidated loans of RMB 2,016.1 million (US$301.4 million).

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

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at December 31, 2018 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2018 of the Company would increase/decrease by RMB 20.6 million (US$3.3 million) (2017: profit increase/decrease by RMB 22.0 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk in fiscal years 2017 and 2018 are primarily Singapore dollar, Euro, Renminbi and the United States dollar.

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

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2017	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Quoted equity securities	24,714	—	—	—	—
Trade and other receivables	725	—	34,727	469	—
Cash and bank balances	418,875	1,486	16,068	—	498
Financial liabilities	(14,715)	—	—	—	—
Trade and other payables	(13,748)	(10,857)	(5,574)	(35,505)	(24)

	415,851	(9,371)	45,221	(35,036)	474

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2018	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Quoted equity securities	21,876	—	—	—	—
Trade and other receivables	693	25,827	12,149	675	—
Cash and bank balances	220,268	1,166	28,518	31,662	25
Financial liabilities	(15,126)	—	(501,014)	—	—
Trade and other payables	(13,952)	(17,452)	(7,060)	(41,828)	—

	213,759	9,541	(467,407)	(9,491)	25

US$	31,952	1,426	(69,865)	(1,419)	4

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2017	2018	2018
	RMB	RMB	US$
	(in thousands)
Singapore dollar	41,585	21,376	3,195
Euro	(937)	954	143
United States dollar	4,522	(46,741)	(6,987)
Renminbi	(3,504)	(9,491)	(142)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2018.

C. Attestation Report of the Registered Public Accounting Firm

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Tan Aik-Leang as an “audit committee financial expert” as defined by current SEC rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	2017		2018
	RMB		RMB
	(in thousands)
Audit fees	9,129	(1)	10,443	(2)
Audit-related fees	878		662
Tax fees	100		309
All other fees	265		162
Total	10,372		11,576

(1)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2017. The remaining audit fees of RMB 6.0 million were billed in 2018.

(2)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2018. The remaining audit fees of RMB 4.0 million had not been billed as of February 28, 2019.

Audit Fees

Audit fees consist of professional services relating to the annual audits of consolidated financial statements.

Audit-Related Fees

Audit-related fees primarily consist of professional services relating to the quarterly reviews.

Tax Fees

Tax fees primarily consist of professional services in relation to transfer pricing (Local file and Master file, excluding Country-by-Country Reporting).

All Other Fees

All other fees primarily consist of professional service in relation to IFRS training activities and other advisory services.

Pre-Approval Policies and Procedures

The Company’s Audit Committee pre-approves each engagement of Ernst & Young LLP for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes Oxley Act of 2002, performed and to be performed for the Company. All audit, audit-related, tax, and other fees described above were approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Mr. Tan Eng Kwee is the CEO of our controlling shareholder, Hong Leong Asia. He has observer status on our Audit Committee and is a non-voting member of the committee in reliance on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. He does not serve as an executive officer of the Company. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As our Common Stock is listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our audit committee is comprised of three independent non-executive directors, namely Messrs. Tan Aik-Leang (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung, and one non-independent non-executive director Mr. Tan Eng Kwee. Mr. Tan Eng Kwee was appointed as a non-voting member of the Audit Committee with observer status only on March 25, 2019, relying on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. Each of Messrs. Tan Aik-Leang, Neo Poh Kiat and Ho Raymond Chi-Keung satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices, which are in compliance with Bermuda law, and those followed by US companies can be found in “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Corporate Governance.”

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

3.1

Subscription and Shareholders Agreement of Diesel Machinery (BVI) Limited, dated November 9, 1994, among Diesel Machinery (BVI) Limited, Hong Leong Asia Ltd., or Hong Leong Asia, and China Everbright Holdings Company Limited, or China Everbright Holdings (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-1, filed by the Registrant on December 14, 1994 (File No. 33-86162).(P)

3.2

Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File No. 001-013522), or Form 20-F FY2001).(P)

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
Name: Hoh Weng Ming
Title: President and Director

Date: April 22, 2019

China Yuchai International Limited

Consolidated Financial Statements
December 31, 2018

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 22, 2019 expressed an unqualified opinion thereon.

Adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers

As discussed in Note 2.4 to the consolidated financial statements, the Company changed its method of accounting for financial instruments and revenue in 2018, 2017 and 2016 due to the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Ernst & Young LLP

We have served as the Company’s auditor since 2009

Singapore

April 22, 2019

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on Internal Control over Financial Reporting

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, China Yuchai International Limited (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 22, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Ernst & Young LLP

Singapore

April 22, 2019

China Yuchai International Limited

Consolidated Statement of Profit or Loss

	Note	31.12.2016	31.12.2017	31.12.2018	31.12.2018
		RMB’000	RMB’000	RMB’000	US$’000
		(Restated)	(Restated)

Revenue	7	13,643,195	16,197,819	16,263,248	2,430,942
Cost of sales	8.1	(10,670,743)	(12,841,768)	(13,171,227)	(1,968,764)

Gross profit		2,972,452	3,356,051	3,092,021	462,178
Other operating income	8.2(a)	117,954	532,117	205,143	30,663
Other operating expenses	8.2(b)	(22,599)	(22,719)	(12,463)	(1,863)
Research and development costs	8.1	(588,007)	(608,181)	(447,668)	(66,915)
Selling, general and administrative costs	8.1	(1,500,273)	(1,652,855)	(1,554,512)	(232,360)

Operating profit		979,527	1,604,413	1,282,521	191,703
Finance costs	8.3	(79,683)	(100,439)	(113,088)	(16,904)
Share of (loss)/profit of associates and joint ventures, net of tax	5,6	(3,612)	10,054	11,634	1,739

Profit before tax		896,232	1,514,028	1,181,067	176,538
Income tax expense	9	(160,270)	(194,172)	(206,667)	(30,891)

Profit for the year		735,962	1,319,856	974,400	145,647

Attributable to:
Equity holders of the parent		525,177	888,809	695,266	103,925
Non-controlling interests		210,785	431,047	279,134	41,722

		735,962	1,319,856	974,400	145,647

Earnings per share (dollar per share)
- Basic	10	13.12	21.80	17.02	2.54
- Diluted	10	13.12	21.80	17.02	2.54

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
	(Restated)	(Restated)

Profit for the year	735,962	1,319,856	974,400	145,647

Other comprehensive income
Items to be reclassified to profit or loss in subsequent periods, net of tax:
Foreign currency translation	36,394	(72,271)	49,245	7,362
Realization of foreign currency translation reserves upon disposal of foreign operation	—	(4,252)	—	—
Net fair value change of financial assets	—	—	32,646	4,880

Net other comprehensive income to be reclassified to profit or loss in subsequent periods, net of tax	36,394	(76,523)	81,891	12,242

Total comprehensive income for the year, net of tax	772,356	1,243,333	1,056,291	157,889

Attributable to:
Equity holders of the parent	564,795	827,109	763,935	114,189
Non-controlling interests	207,561	416,224	292,356	43,700

	772,356	1,243,333	1,056,291	157,889

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

	Note	1.1.2017	31.12.2017	31.12.2018	31.12.2018
		RMB’000	RMB’000	RMB’000	US$’000
		(Restated)	(Restated)

ASSETS

Non-current assets
Property, plant and equipment	11	4,127,185	3,824,018	3,756,542	561,508
Investment property	12	7,298	7,434	6,765	1,011
Prepaid operating leases	13	379,636	367,270	354,546	52,996
Goodwill	14	212,636	212,636	212,636	31,784
Intangible assets	15	50,122	10,122	206,001	30,792
Investment in associates and joint ventures	5,6	107,126	198,287	224,942	33,623
Deferred tax assets	9	282,212	315,390	361,207	53,991
Long-term bank deposits	21	—	70,000	70,000	10,463
Contract assets	7,20	—	—	44,434	6,642
Other receivables	20	1,588	620	—	—
Other assets	19	—	303	—	—

		5,167,803	5,006,080	5,237,073	782,810

Current assets
Inventories	18	1,663,879	2,572,745	2,517,864	376,357
Trade and other receivables	20	7,493,621	7,415,934	7,785,287	1,163,702
Prepaid operating leases	13	12,546	12,546	12,546	1,875
Other assets	19	35,559	48,547	46,672	6,976
Cash and cash equivalents	21	3,653,914	5,390,324	5,559,890	831,062
Long-term bank deposits	21	—	—	70,000	10,463
Short-term bank deposits	21	363,043	514,074	356,926	53,352
Restricted cash	21	36,000	54,809	71,706	10,718
Asset classified as held for sale		89,381	—	—	—

		13,347,943	16,008,979	16,420,891	2,454,505

Total assets		18,515,746	21,015,059	21,657,964	3,237,315

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

	Note	1.1.2017	31.12.2017	31.12.2018	31.12.2018
		RMB’000	RMB’000	RMB’000	US$’000
		(Restated)	(Restated)

EQUITY AND LIABILITIES

Equity
Issued capital	22	2,059,076	2,081,138	2,081,138	311,077
Preference shares	22	21	21	—	—
Statutory reserves	24	299,144	301,026	302,404	45,202
Capital reserves		30,954	30,704	30,704	4,590
Retained earnings		5,358,037	5,996,120	6,092,549	910,681
Other components of equity	24	(11,560)	(74,722)	(110,946)	(16,584)

Equity attributable to equity holders of the parent		7,735,672	8,334,287	8,395,849	1,254,966
Non-controlling interests		2,317,982	2,627,617	2,751,705	411,310

Total equity		10,053,654	10,961,904	11,147,554	1,666,276

Non-current liabilities
Loans and borrowings	16(b)	16,270	26,341	15,078	2,254
Other liabilities	16(a)	70	46	34	5
Contract liabilities	28	27,372	34,759	53,703	8,027
Deferred tax liabilities	9	115,758	116,468	136,728	20,437
Deferred grants	17	315,950	331,377	585,526	87,521
Other payables	26	136,772	156,347	160,091	23,930

		612,192	665,338	951,160	142,174

Current liabilities
Trade and other payables	26	6,552,999	7,350,684	7,031,043	1,050,963
Loans and borrowings	16(b)	894,136	1,600,000	2,001,014	299,101
Other liabilities	16(a)	178	33	14	2
Contract liabilities	28	185,914	198,570	286,786	42,867
Provision for taxation		47,667	46,716	73,480	10,983
Provision for product warranty	27	169,006	191,814	166,913	24,949

		7,849,900	9,387,817	9,559,250	1,428,865

Total liabilities		8,462,092	10,053,155	10,510,410	1,571,039

Total equity and liabilities		18,515,746	21,015,059	21,657,964	3,237,315

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

		Attributable to the equity holders of the parent
	Issued capital	Preference shares	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Reserve of asset classified as held for sale (Note 6)	(Premium paid for)/ discount on acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2016	1,955,720	21	298,221	30,954	5,012,934	(60,857)	15,538	—	(12,914)	7,239,617	2,190,452	9,430,069
Effect of adoption of new accounting standard (Note 2.4)	—	—	—	—	42,398	—	—	—	—	42,398	13,090	55,488

At January 1, 2016 (Restated)	1,955,720	21	298,221	30,954	5,055,332	(60,857)	15,538	—	(12,914)	7,282,015	2,203,542	9,485,557

Profit for the year	—	—	—	—	525,177	—	—	—	—	525,177	210,785	735,962
Other comprehensive income for the year, net of tax	—	—	—	—	—	39,618	—	—	—	39,618	(3,224)	36,394

Total comprehensive income for the year	—	—	—	—	525,177	39,618	—	—	—	564,795	207,561	772,356
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Shares issued during the year	103,356	—	—	—	—	—	—	—	—	103,356	—	103,356
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(84,450)	(84,450)
Dividends declared and paid (US$0.85 per share)	—	—	—	—	(221,549)	—	—	—	—	(221,549)	—	(221,549)
Cost of share-based payments (Note 25)	—	—	—	—	—	—	5,301	—	—	5,301	—	5,301

Changes in ownership interest in subsidiaries
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	1,754	1,754	(8,671)	(6,917)

Others
Transfer to statutory reserves	—	—	923	—	(923)	—	—	—	—	—	—	—
Reserve attributable to asset classified as held for sale	—	—	—	—	—	(22,720)	—	22,720	—	—	—	—

At December 31, 2016 (Restated)	2,059,076	21	299,144	30,954	5,358,037	(43,959)	20,839	22,720	(11,160)	7,735,672	2,317,982	10,053,654

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the parent
	Issued capital (Note 22)	Preference shares (Note 22)	Statutory reserves (Note 24)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 24)	Performance shares reserve (Note 24)	Reserve of asset classified as held for sale (Note 6)	(Premium paid for)/ discount on acquisition of non- controlling interests (Note 24)	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2017 (Restated)	2,059,076	21	299,144	30,954	5,358,037	(43,959)	20,839	22,720	(11,160)	7,735,672	2,317,982	10,053,654

Profit for the year (Restated)	—	—	—	—	888,809	—	—	—	—	888,809	431,047	1,319,856
Other comprehensive income for the year, net of tax	—	—	—	—	—	(38,980)	—	(22,720)	—	(61,700)	(14,823)	(76,523)

Total comprehensive income for the year	—	—	—	—	888,809	(38,980)	—	(22,720)	—	827,109	416,224	1,243,333
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Shares issued during the year (Note 22)	22,062	—	—	—	—	—	—	—	—	22,062	—	22,062
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(98,941)	(98,941)
Dividends declared and paid (US$0.90 per share) (Note 23)	—	—	—	—	(248,844)	—	—	—	—	(248,844)	—	(248,844)
Cost of share-based payments (Note 25)	—	—	—	—	—	—	1,592	—	—	1,592	—	1,592

Exercise of share option	—	—	—	—	—	—	(2,673)	—	—	(2,673)	—	(2,673)

Changes in ownership interests in subsidiaries

Acquisition of non-controlling interests	—	—	—	(250)	—	—	—	—	(381)	(631)	(7,648)	(8,279)

Other
Transfer to statutory reserves	—	—	1,882	—	(1,882)	—	—	—	—	—	—	—

At December 31, 2017 (Restated)	2,081,138	21	301,026	30,704	5,996,120	(82,939)	19,758	—	(11,541)	8,334,287	2,627,617	10,961,904

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

		Attributable to the equity holders of the parent
	Issued capital (Note 22)	Preference shares (Note 22)	Statutory reserves (Note 24)	Capital reserves	Retained earnings	Foreign currency translation reserve (Note 24)	Performance shares reserve (Note 24)	Fair value reserve (Note 24)	(Premium paid for)/ discount on acquisition of non- controlling interests (Note 24)	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2018 (Restated)	2,081,138	21	301,026	30,704	5,996,120	(82,939)	19,758	—	(11,541)	8,334,287	2,627,617	10,961,904

Effect of adoption of new accounting standard (Note 2.4)	—	—	—	—	—	—	—	(104,893)	—	(104,893)	(32,384)	(137,277)
Profit for the year	—	—	—	—	695,266	—	—	—	—	695,266	279,134	974,400
Other comprehensive income for the year, net of tax	—	—	—	—	—	43,724	—	24,945	—	68,699	13,222	81,891

Total comprehensive income for the year	—	—	—	—	695,266	43,724	—	24,945	—	763,935	292,356	1,056,291

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(135,905)	(135,905)
Dividends declared and paid (US$2.21 per share) (Note 22)	—	—	—	—	(597,459)	—	—	—	—	(597,459)	—	(597,459)
Other
Transfer to statutory reserves	—	—	1,378	—	(1,378)	—	—	—	—	—	—	—
Conversion of preference shares	—	(21)	—	—	—	—	—	—	—	(21)	21	—

At December 31, 2018	2,081,138	—	302,404	30,704	6,092,549	(39,215)	19,758	(79,948)	(11,541)	8,395,849	2,751,705	11,147,554

US$’000	311,077	—	45,202	4,590	910,681	(5,862)	2,953	(11,950)	(1,725)	1,254,966	411,310	1,666,276

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
	(Restated)	(Restated)

Operating activities

Profit before tax	896,232	1,514,028	1,181,067	176,538
Adjustments:
Amortization of prepaid operating leases	12,819	12,366	12,724	1,902
Bad debt written off/(recovered)	—	10	(108)	(16)
Cost of share-based payments	5,301	1,592	—	—
Depreciation of property, plant and equipment	465,093	431,567	420,277	62,821
Depreciation of investment property	248	248	884	132
Dividend income from quoted equity securities	(943)	(2,532)	(1,992)	(298)
Exchange (gain)/loss	(3,407)	(8,319)	4,235	633
Fair value loss/(gain) on foreign exchange forward contract	140	—	(4,529)	(677)
Fair value loss/(gain) on quoted equity securities	243	(12,768)	3,433	513
Finance costs	79,683	100,439	113,088	16,904
Loss/(gain) on disposal of:
- associate	—	(199)	—	—
- joint venture	—	(107,976)	—	—
- property, plant and equipment	14,020	(11,668)	(8,835)	(1,321)
- subsidiaries	—	(216,115)	—	—
Government grants	(36,533)	(28,035)	(32,237)	(4,819)
Interest income	(56,983)	(105,421)	(147,244)	(22,009)
Impairment losses on intangible asset	1,131	40,000	—	—
Impairment losses on property, plant and equipment	3,297	20,845	30,173	4,510
Impairment losses/(reversal of impairment losses) on trade receivables, net	3,696	(10,854)	(11,052)	(1,652)
Property, plant and equipment written off	5	5,682	1,265	189
Share of loss/(profit) of associates and joint ventures, net of tax	3,612	(10,054)	(11,634)	(1,739)
Reversal of write-down of inventories, net	(5,171)	(19,901)	(8,468)	(1,266)
Write-back of trade and other payables	—	(29)	—	—

Profit before tax after adjustments	1,382,483	1,592,906	1,541,047	230,345

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
	(Restated)	(Restated)

Changes in working capital
Decrease/(increase) in inventories	55,299	(897,437)	47,533	7,105
Decrease/(increase) in trade and other receivables	122,192	81,121	(502,069)	(75,047)
Increase/(decrease) in trade and other payables and contract liabilities	849,134	846,175	(229,457)	(34,298)
Decrease in development properties	—	377	4,205	629

Cash flows from operating activities	2,409,108	1,623,142	861,259	128,734
Income taxes paid	(133,021)	(202,975)	(190,658)	(28,499)

Net cash flows from operating activities	2,276,087	1,420,167	670,601	100,235

Investing activities
Additional investment in subsidiaries	(9,076)	(8,279)	—	—
Additional investment in associates and joint ventures	(1,255)	(75,000)	—	—
Development costs	—	—	(180,626)	(26,999)
Dividend received from:
- quoted equity securities	943	2,532	1,992	298
- joint ventures	598	754	801	120
Interest received	56,734	108,481	143,768	21,490
Proceeds from disposal of:
- associate	—	1,832	—	—
- joint venture	—	182,679	—	—
- property, plant and equipment	667	15,640	6,669	997
- subsidiaries, net of cash disposed	—	341,602	—	—
Proceeds from government grants	13,639	50,095	286,198	42,779
Purchase of property, plant and equipment	(351,472)	(289,472)	(407,747)	(60,948)
Placement/(withdrawal) of fixed deposits with banks, net	(282,809)	(254,294)	68,953	10,307

Net cash flows (used in)/from investing activities	(572,031)	76,570	(79,992)	(11,956)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
	(Restated)	(Restated)

Financing activities
Dividends paid to:
- equity holders of the parent	(118,193)	(235,947)	(597,459)	(89,305)
- non-controlling interests	(87,975)	(97,009)	(132,558)	(19,814)
Interest paid and discounting on bills receivable	(110,774)	(107,246)	(108,039)	(16,149)
Payment of finance lease liabilities	(61)	(38)	(33)	(5)
Proceeds from:
- borrowings	1,255,659	1,814,618	2,000,320	298,997
- issue of shares	—	6,617	—	—
Withdrawal of fixed deposits pledged with banks for banking facilities	300,564	—	—	—
Repayment of borrowings	(2,793,206)	(1,100,133)	(1,611,756)	(240,917)

Net cash flows (used in)/from financing activities	(1,553,986)	280,862	(449,525)	(67,193)

Net increase in cash and cash equivalents	150,070	1,777,599	141,084	21,086
Cash and cash equivalents at January 1	3,474,364	3,653,914	5,390,324	805,717
Effect of exchange rate changes on balances in foreign currencies	29,480	(41,189)	28,482	4,259

Cash and cash equivalents at December 31	3,653,914	5,390,324	5,559,890	831,062

Significant non-cash transactions

During 2016, 2017 and 2018, certain customers settled their debts with trade bills amounting to RMB 12,203 million, RMB 14,696 million and RMB 14,010.2 million (US$2,094 million) respectively. The outstanding trade bills were classified as bills receivable in the financial statements.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2018 were authorized for issue in accordance with a resolution of the directors on April 22, 2019.

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

The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai. Guangxi Yuchai Machinery Group Company Limited (“State Holding Company”), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai.

As at December 31, 2018, Yuchai has nine direct and thirty-two indirectly owned subsidiaries, four joint ventures and one associate. Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”) and Guangxi Yuchai Accessories Manufacturing Company Limited (“GYAMC”) are the two most significant subsidiaries of Yuchai. YMMC has twenty-eight wholly-owned subsidiaries (collectively “YMMC Group”) located at various provinces in the PRC. The principal business of YMMC Group are trading and distribution of components of diesel engines and automobiles. GYAMC has two wholly-owned subsidiary (collectively “GYAMC Group”). The principal business of GYAMC Group are sales and manufacturing of components of diesel engines. The detailed information of Yuchai’s significant subsidiaries, joint ventures and associates are disclosed in Notes 4, 5 and 6.

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

As of December 31, 2017 and 2018, the Group’s shareholding interest in HLGE remains at 50.2%, net of the ordinary shares held by the Trustee under the Trust.

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

The consolidated financial statements have been prepared on a historical cost basis except as disclosed in the accounting policy below.

The consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand (“RMB’000”) except when otherwise indicated.

Translation of amounts from Renminbi to US Dollar (“USD”) is solely for the convenience of the reader. Translation of amounts from Renminbi to US Dollar has been made at the rate of RMB 6.6901 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on February 28, 2019 and all values are rounded to the nearest thousand (“US$’000”) except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period. In addition, the Group presents an additional statement of financial position at the beginning of the preceding period when there is a retrospective application of an accounting policy, a retrospective restatement, or a reclassification of items in financial statements. An additional statement of financial position as at January 1, 2017 is presented in these consolidated financial statements due to the retrospective application of accounting policies as a result of the adoption of new accounting standards. See Note 2.4.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (the “Group”) as at December 31, 2018. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognised in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

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

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

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

The Group measures financial instruments, such as quoted equity securities, bill receivables and derivatives, at fair value at each balance sheet date. Fair value related disclosures for financial instruments that are measured at fair value are summarized in the following notes:

•	Quoted equity securities	Note 34

•	Bills receivables	Note 34

•	Foreign exchange forward contract	Note 34

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

(f)	Revenue from Contracts with Customers

Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

Sale of engines

Revenue from sale of engines is recognised when the engines are delivered to the customer and all criteria for acceptance have been satisfied.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated (e.g. warranties).

Service-type warranty

The Group provides certain warranties for both general repairs and maintenance service as part of the sales of engines. For general repairs, such warranties will be assurance-type warranties which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Warranty for maintenance service is a distinct service to the customer in addition to the assurance that the product complies with agreed upon specification. Under IFRS15, the Group accounts for a service-type warranty as a separate performance obligation to which the Group allocates a portion of the transaction price. The portion of the consideration allocated to the service-type warranty is initially recorded as a contract liability and recognised as revenue upon the service rendered.

Variable consideration

The Group provides certain customers with retrospective rebates when the quantity of products purchased during the period exceeds a threshold specified in the contract. To estimate the variable considerations for the expected future rebates, the Group applies the most likely amount method for each individual contract. The Group then applies the requirements on constraining estimates of variable consideration and recognizes a refund liability in “Trade and other payables” for the expected future rebates.

The variable consideration is estimated and is constrained to extent that it is likely probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty is subsequently resolved.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(f)	Revenue from Contracts with Customers (cont’d)

Sale of completed development properties

Revenue is recognised when control over the property has been transferred to the customer, either over time or at a point in time, depending on the contractual terms and the practices in the legal jurisdictions.

For development properties whereby the Group is restricted contractually from directing the properties for another use as they are being developed and has an enforceable right to payment for performance completed to date, revenue is recognised over time, based on the construction and other costs incurred to date as a proportion of the estimated total construction and other costs to be incurred.

For development properties whereby the Group does not have an enforceable right to payment for performance completed to date, revenue is recognised when the customer obtains control of the asset.

Rendering of services

Revenue from rendering services relates to project management contracts, and hotel room and restaurant operations. Revenue is recognised over the period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be performed.

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

Dividends

Dividend income is recognized when the Group’s right to receive the payment is established.

Contract balances

Contract assets

The contract assets are costs which have been capitalized and are directly related to a contract, for which resources were used in satisfying the contract and are expected to be recovered.

Trade receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional. Refer to accounting policies of financial assets in section m) financial instruments.

Contract liability

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(f)	Revenue from Contracts with Customers (cont’d)

Assets and liabilities arising from rights of return

Refund liabilities

A refund liability is the obligation to refund some or all of the consideration received (or receivable) from the customer and is measured at the amount the Group ultimately expects it will have to return to the customer. The Group updates its estimates of refund liabilities at the end of each reporting period.

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

(i)	Cash dividend and non-cash distribution to equity holders of the parent

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

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.

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

(k)	Investment properties

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

Transfers are made to or from investment property only when there is a change in use.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Research and development costs

Research costs are expensed as incurred.

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

(m)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provision of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments (cont’d)

Financial assets (cont’d)

Initial recognition and measurement (cont’d)

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods and services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Investment in debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are:

(i)	Amortised cost

Financial assets that are held for the collection of contractual cash flows where those cash flows represents solely payment of principal and interest are measured at amortised cost. Financial assets are measured at amortised cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through amortization process.

The Group’s financial assets at amortised cost includes trade and other receivables, and loan to a joint venture.

(ii)	Fair value through other comprehensive income (FVOCI)

Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the asset’s cash flows represent solely payments of principal and interest, are measured at FVOCI. Financial assets measured at FVOCI are subsequently measured at fair value. Any gains or losses from changes in fair value of the financial assets are recognized in other comprehensive income, except for impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognized in profit or loss. The cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is de-recognised.

The Group classifies its bill receivables as FVOCI.

(iii)	Fair value through profit or loss

Asset that do not meet the criteria for amortised cost or FVOCI are measured a fair value through profit or loss. A gain or loss on a debt instrument that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss in the period in which it arises.

The Group does not have debt instruments measured at fair value through profit or loss.

Investment in equity instruments

On initial recognition of an investment in equity instrument that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI. Dividends from such investments are to be recognized in profit or loss when the Group’s right to receive payments is established. For investments in equity instruments which the Group has not elected to present subsequent changes in fair value in OCI, changes in fair value are recognized in profit or loss.

The Group has designated its remaining 7.7% shareholding interest in Thakral Corporation Ltd (“TCL”) as financial assets at fair value through profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

Derivatives

Derivatives are initially recognized at fair value on the date a derivative contracts is entered into and are subsequently remeasured to their fair value at the end of each reporting period. Changes in fair value are recognized in profit or loss.

The Group recognized its fair value changes in foreign exchange forward contract through profit or loss.

De-recognition

A financial asset is de-recognised where the contractual right from the asset has expired. On de-recognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in the other comprehensive income is recognized in profit or loss.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss and financial guarantee contracts. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposure for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12 month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognised for credit losses expected over the remaining life of the exposure irrespective of timing of the default (a life time ECL).

For trade receivable and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience adjusted for forward looking factors specific to the debtors and the economic environment.

For bill receivables at fair value through OCI, the Group assesses the credit risk of the financial institution, which issue the bills, at every reporting date. The Group evaluates whether the bills are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort.

The Group considers a financial asset in default when the aging of contract payment are more than 360 days from the invoice date. However, in certain cases the Group may also consider a financial assets to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering contractual cash flow.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments (cont’d)

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

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading.

Financial liabilities are classified as held for trading if they are incurred for the purpose of selling in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Subsequent to initial recognition, financial liability at fair value through profit or loss are measured at fair value. Any gains or losses arising from changes in fair value of the financial liabilities are recognised in profit or loss.

Loans and borrowings and payables

After initial recognition, loans and borrowings and payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments (cont’d)

Financial liabilities (cont’d)

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

(p)	Cash and cash equivalents

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

Product warranty

The Group recognizes a liability at the time the product is sold, for the estimated future costs relating to the assurance-type warranties, to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road applications engines, warranties extend for a duration (generally 12 to 60 months) or mileage (generally 50,000 to 360,000 kilometers), whichever is the lower. For other applications engines, warranties extend for a duration of generally 12 to 28 months or running hours of 1,000 to 3,500 hours, whichever is lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

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

(v)	Development properties

Development properties are properties acquired or being constructed for sale in the ordinary course of business, rather than to be held for the Group’s own use, rental or capital appreciation.

Development properties are held as other asset and are measured at the lower of cost and net realizable value.

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

(w)	Segment reporting

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures

New and amended standards and interpretations

The Group applied for the first time certain new standards or amendments to the standards, which are effective for annual periods beginning on or after January 1, 2018. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The nature and the impact of each new standard or amendment are described below:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue to be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

The Group adopted IFRS 15 using the full retrospective method of adoption and applying the following practical expedients in accordance with the transitional provisions in IFRS 15:

•

The Group has not restated contracts that begin and end within the same year or the contracts that were completed as at January 1, 2016. Had the Group elected not to apply this practical expedient the amount of revenue recorded for the prior year would have been lower.

•

For the comparative year ended December 31, 2016, the Group has not disclosed the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the corresponding revenue is expected to be recognized.

The effect of adopting IFRS 15 is, as follows:

Impact on statement of profit or loss (increase/(decrease))

		31.12.2016	31.12.2017
	Adjustment	RMB’000	RMB’000
Revenue from contracts with customers	(a)	(21,645)	(24,623)
Cost of sales	(a)	(29,912)	134,349
Gross profit		8,267	(158,972)
Other income	(b)	—	(115,235)
Selling, general and administrative cost	(a)	(4,087)	(162,998)
Operating profit		12,354	(111,209)
Income tax expense	(b)	—	(25,995)
Profit for the year		12,354	(85,214)
Attributable to:
Equity holders of the parent	(a)&(b)	9,440	(65,113)
Non-controlling interests	(a)&(b)	2,914	(20,101)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRS 15 Revenue from Contracts with Customers (cont’d)

Impact on basic and diluted earnings per share (EPS) (increase/(decrease) in EPS)

		31.12.2016	31.12.2017
	Adjustment	RMB	RMB
Earnings per share
Basic	(a)&(b)	0.23	(1.60)
Diluted	(a)&(b)	0.23	(1.60)

Impact on the consolidated statement of financial position (increase/(decrease)):
		1.1.2017	31.12.2017
	Adjustment	RMB’000	RMB’000
Assets
Intangible asset	(b)	(31,704)	—
Investments in associate and joint venture	(b)	(73,061)	—
Deferred tax assets	(b)	(25,995)	—

Total non-current assets		(130,760)	—
Trade and other receivables	(b)	50,000	—

Total current assets		50,000	—

Total assets		(80,760)	—

Equity and liabilities
Contract liabilities	(a)	27,372	34,759

Total non-current liabilities		27,372	34,759
Trade and other payables	(b)	(170,000)	—
Contract liabilities	(a)	63,870	81,105
Provision for product warranty	(a)	(69,844)	(98,492)

Total current liabilities		(175,974)	(17,387)

Total liabilities		(148,602)	17,372
Equity
Retained earnings	(a)&(b)	51,838	(13,275)
Non-controlling interests	(a)&(b)	16,004	(4,097)

Total equity		67,842	(17,372)

Total equity and liabilities		(80,760)	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRS 15 Revenue from Contracts with Customers (cont’d)

Impact on the consolidated statement of cash flows (increase/(decrease)):

		31.12.2016	31.12.2017
	Adjustment	RMB’000	RMB’000
Profit before tax	(a)&(b)	12,354	(111,209)
Adjustments:
Gain on disposal of intangible asset	(b)	—	115,235
Profit before tax after adjustments	(a)&(b)	12,354	4,026
Changes in working capital
Decrease in trade and other receivables	(b)	—	50,000
Increase in trade and other payables and contract liabilities	(a)	(12,354)	(4,026)
Cash flows from operating activities	(a)&(b)	—	50,000
Net cash flows from operating activities	(a)&(b)	—	50,000
Investing activities
Proceeds from disposal of intangible asset	(b)	—	(50,000)
Net cash flows from investing activities	(a)&(b)	—	(50,000)

The change did not have impact on OCI for the period. The cash flows from financing activities were not affected.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRS 15 Revenue from Contracts with Customers (cont’d)

The nature of these adjustments are described below:

(a)	Sale of engines with service-type warranties

In addition to assurance-type warranties, the Group provides warranty service to customers after certain on-road mileage or running hours which were previously accounted for as provision for product warranty. Under IFRS 15, such warranties are accounted for as service-type warranties and as separate performance obligations to which the Group allocates a portion of the transaction price. The portion of the transaction price allocated to the service-type warranty is initially recorded as contract liabilities and recognized as revenue upon the service rendered.

Upon adoption of IFRS 15, as at January 1, 2017, the Group recognized contract liabilities (current) of RMB 63.9 million and contract liabilities (non-current) of RMB 27.4 million related to unfulfilled service-type warranties, and decrease in provision for product warranty by RMB 69.8 million, decrease in retained earnings and non-controlling interests by RMB 16.3 million and RMB 5.0 million, respectively.

The statement of financial position as at December 31, 2017 was also restated, resulting in the recognition of contract liabilities (current) of RMB 81.1 million, contract liabilities (non-current) of RMB 34.8, decrease in provision for product warranty by RMB 98.5 million, and decrease in retained earnings and non-controlling interests by RMB 13.3 million and RMB 4.1 million, respectively. The consolidated statement of profit or loss for the financial year ended December 31, 2017 was also restated, resulting in decrease in revenue and selling, general and distribution expenses by RMB 24.6 million and RMB 163.0 million (2016: decrease by RMB 21.6 million and RMB 4.1 million), respectively, and increase in cost of sales by RMB 134.3 million (2016: decrease by RMB 29.9 million).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRS 15 Revenue from Contracts with Customers (cont’d)

The nature of these adjustments are described below (cont’d):

(b)	Performance obligation

In 2017, the Group transferred the technology know-how for the heavy-duty engine platform to its joint venture company upon completion of all the project milestones and recognized net gain of RMB 115.2 million as other operating income.

With the adoption of IFRS 15, management concluded that the Group has significantly performed its performance obligation in 2015 and accordingly the income of RMB 115.2 million has to be recognized in 2015. Therefore, it resulted a decrease in other operating income of RMB 115.2 million and tax expense of RMB 26.0 million for the financial year ended December 31, 2017, and a corresponding restatement in the consolidated statement of financial position as at January 1, 2017, resulting in decrease in intangible asset by RMB 31.7 million, decrease in investment in associate and joint venture by RMB 73.1 million, decrease in deferred tax assets by RMB 26.0 million, increase in other receivables and prepayment by RMB 50.0 million, decrease in trade and other payables by RMB170.0 million, and increase in retained earnings and non-controlling interests by RMB 68.2 million and RMB 21.1 million, respectively.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The changes arising from the adoption of IFRS 9 had been applied without restating comparative information in the year of initial application. The impact arising from IFRS 9 adoption was included in the opening retained earnings at the date of initial application, January 1, 2018.

Classification and measurement

IFRS 9 requires debt instruments to be measured either amortised cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL). Classification of debt instruments depends on the entity’s business model for managing the financial assets and whether the contractual cash flows represent solely payments of principle and interest (SPPI). An entity’s business model is how an entity manages its financial assets in order to generate cash flow and create value for the entity either from collecting contractual cash flow, selling financial assets or both. If a debt instrument is held to collect contractual cash flows, it is measured at authorised cost if it also meets the SPPI requirement.

Debt instrument that meet the SPPI requirement that are held both to collect the assets’ contractual cash flow and to sell the assets are measured at FVOCI. Financial assets are measured at FVPL if they don’t meet the criteria of FVOCI or amortized cost.

The assessment of the business model and whether the financial assets meet the SPPI requirement was made as of January 1, 2018 and then applied retrospectively to those financial assets that were not derecognised before January 1, 2018.

The Group has determined that for its bills receivable, its business model is to hold the debt instrument to collect contractual cash flows and sell, and has accordingly, measured its bills receivables at FVOCI when it applies IFRS 9. As a result of the change in measurement of the Group’s bills receivable previously measured at amortised cost to FVOCI, the carrying value of the bills receivable has decreased by RMB 137.3 million (US$20.5 million) with a corresponding adjustment to fair value reserve as at January 1, 2018.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the date of the transactions for each payment or receipt of advance consideration. This Interpretation does not have any impact on the Group’s consolidated financial statements.

Amendments to IAS 40 Transfers of Investment Property

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

The Group’s Equity Incentive Plan is considered an equity-settled share-based payment transactions and all the share options granted under this plan were vested in July 2017. The Group does not elect for retrospective application. Therefore, these amendments do not have any impact on the Group’s consolidated financial statements.

Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

The amendments address concerns arising from implementing the new financial instruments standard, IFRS 9, before implementing IFRS 17 Insurance Contracts, which replaces IFRS 4. The amendments introduce two options for entities issuing insurance contracts: a temporary exemption from applying IFRS 9 and an overlay approach. These amendments are not relevant to the Group.

Annual improvements 2014-2016 cycle

IFRS 1 First-time Adoption of International Financial Reporting Standards - Deletion of short-term exemptions for first-time adopters

Short-term exemptions in paragraphs E3–E7 of IFRS 1 were deleted because they have now served their intended purpose. This amendment is not applicable to the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

Amendments to IAS 28 Investments in Associates and Joint Ventures – Clarification that measuring investees at fair value through profit or loss is an investment – by – investment choice

The amendments clarify that an entity that is a venture capital organisation, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss. If an entity that is not itself an investment entity, has an interest in an associate or joint venture that is an investment entity, then it may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which: (a) the investment entity associate or joint venture is initially recognised; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent. These amendments do not have any impact on the Group’s consolidated financial statements.

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

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRS 16 Leases (cont’d)

Transition to IFRS 16

The Group plans to adopt IFRS 16 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

On the adoption of IFRS16, the Group expects to choose on a lease by leave basis, to measure the right-of-use assets, at either:

(i)	its carrying amount as if IFRS16 had been applied since the commencement date, but discounted using the lessee’s incremental borrowing rate as of January 1, 2019; or

(ii)	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payment relating to that lease recognised in the balance sheet immediately before January 1, 2019.

In addition, the group plans to elect the following practical expedients:

(i)	not to reassess whether a contract is or contains a lease at the date of initial application and to apply IFRS16 to all contracts that were previously identified as leases

(ii)	to apply the exemption not to recognise right- of- use asset and lease liabilities to leases for which the lease term ends within 12 months as of January 1, 2019

(iii)	to apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

The Group has performed a preliminary impact assessment of IFRS 16 based on currently available information. This assessment may be subject to changes arising from ongoing analysis until the Group adopts IFRS 16 in 2019.

i.	Leases in which the Group is a lessee

On the adoption of IFRS16, the Group expects to recognise right-of-use assets of RMB 89.4 million (US$13.4 million) and lease liability of RMB 108.3 million (US$16.2 million), decrease prepayment by RMB 1.9 million (US$0.3 million) and accrued expense by RMB 20.8 million (US$3.1 million) for its leases previously classified as the operating leases as of January 1, 2019.

ii.	Leases in which the Group is a lessor

The Group expects no significant impact for other leases in which the Group is a lessor.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

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

Amendments to IFRS 9: Prepayment Features with Negative Compensation

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

The amendments should be applied retrospectively and are effective from January 1, 2019, with earlier application permitted. The Group does not plan to early adopt the amendments and does not expect the amendments to have material impact to the Group.

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

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

•

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

•

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognised in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognised in other comprehensive income.

The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019, with early application permitted. These amendments will apply only to any future plan amendments, curtailments, or settlements of the Group.

Annual improvements 2014-2016 cycle (issued in December 2016)

Amendments to IAS 28: Long-term interests in associates and joint ventures

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

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognised as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

The amendments should be applied retrospectively and are effective from January 1, 2019, with early application permitted. Since the Group does not have such long-term interests in its associate and joint venture, the amendments will not have an impact on its consolidated financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Annual improvements 2015-2017 cycle (issued in December 2017)

IFRS 3 Business Combinations – Previously held Interests in a joint operation

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments will apply on future business combinations of the Group.

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

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted. These amendments are currently not applicable to the Group but may apply to future transactions.

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

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted.

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

Revenue from contracts with customers

The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers:

•	Identifying contract price and performance obligations in sales of engines

The Group provides certain warranties for both general repairs and maintenance service as part of the sales of engines. For general repairs, such warranties will be assurance-type warranty that will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. For maintenance services, it will be accounted for as a service-type warranties that are capable of being distinct and customers can benefit from the service on its own. Hence, the Group identified two separate performance obligation, one is the promise to transfer the engine and the other one is to provide maintenance services after reaching certain on-road mileage or running hours. Consequently, the Group allocated a portion of the transaction price to the engines and the maintenance services based on relative stand-alone selling prices that are determined a combination of expected cost plus a margin and residual approaches.

Derecognition of bills receivable

The Group sell bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the de-recognition of bills receivable when discounted, the management believes that the contractual right to receive the cash flows from the asset have terminated with the Group, but transferred to the banks. Accordingly, bills receivable are derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 20.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Judgments (cont’d)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2017 and 2018 are RMB 315.4 million and RMB 361.2 million (US$54.0 million) respectively. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by RMB 160.0 million (US$23.9 million) for year ended December 31, 2018 (2017: RMB 182.7 million).

Development costs

Development costs are capitalized in accordance with the accounting policy in Note 2.3(l). Initial capitalization of costs is based on management’s judgment that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model.

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

Allowance for inventory obsolescence

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of allowance for inventory obsolescence as at December 31, 2017 and 2018 were RMB 106.9 million and RMB 93.6 million (US$14.0 million) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2017	31.12.2018
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Machinery Monopoly Development Co., Ltd	People’s Republic of China	54.9	54.9
Guangxi Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Equipment Mould Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4
Jining Yuchai Engine Company Limited	People’s Republic of China	76.4	76.4
Yuchai Remanufacturing Services (Suzhou) Co., Ltd.	People’s Republic of China	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.2

The Group has the following subsidiary that has non-controlling interests (“NCI”) that are material to the Group.

	31.12.2016	31.12.2017	31.12.2018
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

	31.12.2016 RMB’000	31.12.2017 RMB’000	31.12.2018 RMB’000	31.12.2018 US$’000
	(Restated)	(Restated)
Accumulated balances of material NCI
Yuchai		2,433,117	2,556,644	382,153

Profit allocated to material NCI
Yuchai	212,927	270,452	252,394	37,726

Dividends paid to material NCI
Yuchai	83,677	98,941	135,905	20,314

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

31.12.2016
Yuchai RMB’000
(Restated)
Summarized statement of comprehensive income
Revenue	13,576,842

Profit for the year, representing total comprehensive income for the year	738,733

Attributable to NCI	212,927

Summarized statement of cash flows
Operating	2,329,367
Investing	(293,477)
Financing	(1,697,173)

Net increase in cash and cash equivalents	338,717

31.12.2017
Yuchai
RMB’000
(Restated)
Summarized statement of financial position
Current assets	14,717,316
Non-current assets, excluding goodwill	4,693,931
Goodwill	212,636
Current liabilities	(9,327,449)
Non-current liabilities	(530,188)

Net assets	9,766,246

Total equity	9,766,246

Attributable to NCI	2,433,117

Summarized statement of comprehensive income
Revenue	16,140,621

Profit for the year, representing total comprehensive income for the year	960,359

Attributable to NCI	270,452

Summarized statement of cash flows
Operating	1,435,156
Investing	(215,817)
Financing	221,660

Net increase in cash and cash equivalents	1,440,999

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

	31.12.2018
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position
Current assets	15,498,171	2,316,583
Non-current assets, excluding goodwill	4,925,347	736,214
Goodwill	212,636	31,784
Current liabilities	(9,489,499)	(1,418,439)
Non-current liabilities	(828,993)	(123,913)

Net assets	10,317,662	1,542,229

Total equity	10,317,662	1,542,229

Attributable to NCI	2,556,644	382,153

Summarized statement of comprehensive income
Revenue	16,210,467	2,423,053

Profit for the year, representing total comprehensive income for the year	867,438	129,660

Attributable to NCI	252,394	37,726

Summarized statement of cash flows
Operating	701,716	104,889
Investing	(331,416)	(49,538)
Financing	(66,975)	(10,011)

Net increase in cash and cash equivalents	303,325	45,340

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling interests are:

Cash and cash equivalents of RMB 5,015.2 million (US$749.6 million) (2017: RMB 4,710.2 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

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

Goodwill arising from the acquisition of RMB 1.1 million was fully written off and recognized in the “other operating expenses” line item in the Group’s profit or loss for the year ended December 31, 2016.

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

(iii)	In November 2017, Yuchai acquired 100% issued shares in Jining Yuchai for a cash consideration of RMB 0.3 million. As a result, Jining Yuchai became wholly owned subsidiary of Yuchai.

Prior to the acquisition, Yuchai control 100% of Jining Yuchai through various contractual agreements and consolidated Jining Yuchai’s financial results in the Group’s consolidated financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

Disposal of subsidiaries in 2017

On November 22, 2017, HLGE disposed its entire shareholding in its wholly owned subsidiary, LKN Investment International Pte. Ltd (“LKNII”) together with LKNII’s wholly owned subsidiary, Shanghai Hutai Real Estate Development Co., Ltd to a third party for a cash consideration of RMB 395.0 million.

The value of assets and liabilities of the disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

31.12.2017
RMB’000
Property, plant and equipment (Note 11)	104,844
Trade receivables and other receivables	3,257
Cash and bank balances	9,153

117,254
Trade and other payables	(3,737)
Provision for taxation	(44)
Deferred taxation	(588)

Carrying value of net assets	112,885

Gain on disposal:
Total consideration	395,000
Less: Cost of disposal	(47,532)

Total consideration less cost of disposal	347,468
Net assets derecognized	(112,885)
Realization of foreign translation reserves upon disposal	(18,468)

Gain on disposal of the subsidiaries (Note 8.2(a))	216,115

Total consideration less cost of disposal	347,468
Add: Transaction cost unpaid	33,287
Less: Retention sum receivables	(30,000)
Cash and bank balances of the subsidiaries	(9,153)

Net cash inflow on disposal of the subsidiaries	341,602

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.	Investment in associates

The Group’s investment in associates are summarized as below:

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
Share of profit/(loss) of associates, net of tax	456	(28)	(59)	(9)

		31.12.2017	31.12.2018	31.12.2018
		RMB’000	RMB’000	US$’000
Carrying amount of investment		2,185	2,130	318

Details of the associates are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2017	31.12.2018
			%	%
Held by subsidiaries
Sinjori Sdn. Bhd.	Property investment and development	Malaysia	14.0	14.0
Guangxi Yuchai Quan Xing Machinery Co., Ltd. (“Quan Xing”)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	People’s Republic of China	15.3	15.3

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
Share of (loss)/profit of joint ventures, net of tax:
Y & C Engine Co., Ltd	2,039	17,755	17,612	2,633
Copthorne Hotel Qingdao Co., Ltd (i)	(4,465)	—	—	—
MTU Yuchai Power Co., Ltd.	—	(8,487)	(6,882)	(1,029)
Other joint ventures.	(1,642)	814	963	144

	(4,068)	10,082	11,693	1,748

		31.12.2017	31.12.2018	31.12.2018
		RMB’000	RMB’000	US$’000
Carrying amount of investments:
Y & C Engine Co., Ltd		122,235	155,681	23,270
MTU Yuchai Power Co., Ltd		66,513	59,632	8,913
Other joint ventures		7,354	7,499	1,122

		196,102	222,812	33,305

Note:

(i)	Sales of 60% of the issued ordinary shares in the capital of Copthorne Qingdao Co., Ltd (“Copthorne Qingdao”)

The Group’s subsidiary company, LKNII, together with the joint venture partner of Copthorne Qingdao, had on February 23, 2016, listed the entire equity interest in Copthorne Qingdao on the Shanghai United Assets and Equity Exchange for sale and the sale was re-listed on March 28, 2016.

As a result, the investment in Copthorne Qingdao was classified as asset held for sale and the Group discontinued the use of equity method to recognize the interest in Copthorne Qingdao. Consequently, the Group only shared the loss incurred by Copthorne Qingdao up to February 23, 2016. As at December 31, 2016, the carrying amount of interest in joint venture, representing assets classified as held for sale is RMB 89.4 million and related foreign translation reserve is RMB 22.7 million.

On October 19, 2017, the Group completed the disposal of its investment in Copthorne Qingdao and recognized gain on disposal of RMB 108.0 million in the Group’s profit or loss for the year ended December 31, 2017.

The value of asset and related reserves of disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

31.12.2017
RMB’000
Interest in joint venture, representing asset classified as held for sale	89,381

Gain on disposal:
Total consideration less cost of disposal	182,679
Interest in joint venture derecognized	(89,381)
Realization of foreign currency translation reserves upon disposal	22,720
Waiver of amount due by joint venture	(8,042)

Gain on disposal of joint venture (Note 8.2(a))	107,976

Total consideration less cost of disposal, representing net cash inflow on disposal of the joint venture	182,679

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

The Group has interests in the following joint ventures:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2017	31.12.2018
			%	%
Held by subsidiaries

HL Heritage Sdn. Bhd.	Property development and property investment holdings	Malaysia	30.1	30.1

Shanghai Hengshan Equatorial Hotel Management Co., Ltd.	Hotel and property management	People’s Republic of China	24.6	24.6

Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services	People’s Republic of China	34.4	34.4

Guangxi Yineng IOT Science & Technology Co., Ltd.	Design, development, management and marketing of an electronic operations management platform	People’s Republic of China	15.3	15.3

MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”)	Manufacture off-road diesel engines	People’s Republic of China	38.2	38.2

Eberspaecher Yuchai Exhaust Technology Co. Ltd (“Eberspaecher Yuchai”) (i)	Application development, production, sales and service on engine exhaust control systems	People’s Republic of China	—	37.4

Note:

(i)	Eberspaecher Yuchai was incorporated on December 5, 2018.

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

In 2017 and 2018, the Group performed impairment evaluation of its investments in joint ventures, no impairment was required.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

The summarized financial information of the joint ventures, based on their IFRS financial statements, and reconciliation with the carrying amount of the investment in consolidated financial statements are set out below:

	31.12.2016
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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

	31.12.2017
	Y & C	MTU	Total
	RMB’000	RMB’000	RMB’000
Non-current assets	734,270	32,015	766,285
Current assets
- Cash and bank balances	199,925	113,055	312,980
- Others	367,293	22,775	390,068

Total assets	1,301,488	167,845	1,469,333

Non-current liabilities	(13,543)	—	(13,543)
Current liabilities
- Loans and borrowings	(13,500)	—	(13,500)
- Others	(842,765)	(34,820)	(877,585)

Total liabilities	(869,808)	(34,820)	(904,628)

Equity	431,680	133,025	564,705

Proportion of the Group’s ownership	45%	50%

Group’s share of net assets	194,256	66,513
Unrealized profit on transactions with joint venture	(72,021)	—

Carrying amount of significant joint ventures	122,235	66,513	188,748

Carrying amount of other joint ventures			7,354

Carrying amount of the investment in joint ventures			196,102

	31.12.2017
	Y & C	MTU	Total
	RMB’000	RMB’000	RMB’000
Revenue	1,331,823	—	1,331,823
Depreciation and amortization	(20,831)	(227)	(21,058)
Interest expense	(28,663)	(343)	(29,006)
Profit/(loss) for the year, representing total comprehensive income for the year	55,982	(16,973)	39,009

Proportion of the Group’s ownership	45%	50%

Group’s share of profit	25,192	(8,487)
Unrealized profit on transactions with joint venture	(7,437)	—

Group’s share of profit of significant joint ventures	17,755	(8,487)	9,268

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures			814

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			10,082

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

	31.12.2018
	Y & C	MTU	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Non-current assets	755,671	72,342	828,013	123,767
Current assets
- Cash and bank balances	113,061	21,707	134,768	20,145
- Others	646,751	209,022	855,773	127,916

Total assets	1,515,483	303,071	1,818,554	271,828

Non-current liabilities	(46,603)	—	(46,603)	(6,966)
Current liabilities
- Loans and borrowings	(51,534)	—	(51,534)	(7,703)
- Others	(942,306)	(174,242)	(1,116,548)	(166,896)

Total liabilities	(1,040,443)	(174,242)	(1,214,685)	(181,565)

Equity	475,040	128,829	603,869	90,263

Proportion of the Group’s ownership	45%	50%

Group’s share of net assets	213,768	64,415
Unrealized profit on transactions with joint venture	(58,087)	(4,783)

Carrying amount of significant joint ventures	155,681	59,632	215,313	32,183

Carrying amount of other joint ventures			7,499	1,122

Carrying amount of the investment in joint ventures			222,812	33,305

	31.12.2018
	Y & C	MTU	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Revenue	1,443,238	160,580	1,603,818	239,730
Depreciation and amortization	(45,254)	(3,744)	(48,998)	(7,324)
Interest expense	(24,605)	(1,689)	(26,294)	(3,930)
Profit/(loss) for the year, representing total comprehensive income for the year	43,359	(4,197)	39,162	5,854

Proportion of the Group’s ownership	45%	50%

Group’s share of profit	19,512	(2,099)
Unrealized profit on transactions with joint venture	(1,900)	(4,783)

Group’s share of profit of significant joint ventures	17,612	(6,882)	10,730	1,604

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures			963	144

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			11,693	1,748

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

Note:

As of December 31, 2018, the Group’s share of joint ventures’ capital commitment that are contracted but not paid was RMB 38.0 million (US$5.7 million) (2017: RMB 30.0 million).

As of December 31, 2018, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totaled RMB 98.0 million (US$14.6 million ) (2017: RMB Nil).

As of December 31, 2018, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were RMB 1.7 million (US$0.2 million) (2017: RMB 23.3 million).

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:

The Group’s share of cash and cash equivalents of RMB 27.3 million (US$4.1 million) (2017: RMB 67.2 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

As at December 31, 2018, the Group’s share of restricted trade receivables of RMB Nil (US$Nil) (2017: RMB 6.8 million) that were factored to large banks in China. The Group’s joint venture have obligation to the banks for its trade receivables with recourse.

As at December 31, 2018, the Group’s share of restricted cash of RMB 0.7 million (US$0.2 million) (2017: RMB Nil) which was used as collateral by the banks for letter of credit facilities granted.

As at December 31, 2018, the Group’s share of restricted cash of RMB 33.8 million (US$11.2 million) (2017: RMB 80.5 million) which was used as collateral by the banks for the issuance of bills to suppliers.

As at December 31, 2018, the Group’s share of bills receivables of RMB Nil (US$Nil) (2017: RMB 12.2 million) which was used as collateral by banks for the issuance of bills to suppliers.

7.	Revenue from contracts with customers

7.1	Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	31.12.2018
	Yuchai	HLGE	Total	Total
Segments	RMB’000	RMB’000	RMB’000	US$’000
Type of goods or services
Heavy-duty engines	4,934,435	—	4,934,435	737,573
Medium-duty engines	5,537,164	—	5,537,164	827,665
Light-duty engines	2,481,554	—	2,481,554	370,929
Other products and services(i)	3,213,237	—	3,213,237	480,297
Revenue from hospitality operations	44,077	52,781	96,858	14,478

Total revenue from contract with customers	16,210,467	52,781	16,263,248	2,430,942

Geographical markets
People’s Republic of China	16,119,896	—	16,119,896	2,409,515
Other countries	90,571	52,781	143,352	21,427

Total revenue from contract with customers	16,210,467	52,781	16,263,248	2,430,942

Timing of revenue recognition
At a point in time	16,166,390	—	16,166,390	2,416,464
Over time	44,077	52,781	96,858	14,478

Total revenue from contract with customers	16,210,467	52,781	16,263,248	2,430,942

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.	Revenue from contracts with customers (cont’d)

7.1	Disaggregated revenue information (cont’d)

	31.12.2017
	Yuchai	HLGE	Total
Segments	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	5,182,930	—	5,182,930
Medium-duty engines	5,620,202	—	5,620,202
Light-duty engines	2,147,728	—	2,147,728
Other products and services(i)	3,148,016	—	3,148,016
Revenue from hospitality operations	41,746	57,197	98,943

Total revenue from contract with customers	16,140,622	57,197	16,197,819

Geographical markets
People’s Republic of China	16,073,461	17,265	16,090,726
Other countries	67,161	39,932	107,093

Total revenue from contract with customers	16,140,622	57,197	16,197,819

Timing of revenue recognition
At a point in time	16,098,876	—	16,098,876
Over time	41,746	57,197	98,943

Total revenue from contract with customers	16,140,622	57,197	16,197,819

	31.12.2016
	Yuchai	HLGE	Total
Segments	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	3,813,500	—	3,813,500
Medium-duty engines	5,213,373	—	5,213,373
Light-duty engines	1,724,616	—	1,724,616
Other products and services(i)	2,783,921	—	2,783,921
Revenue from hospitality operations	41,432	66,353	107,785

Total revenue from contract with customers	13,576,842	66,353	13,643,195

Geographical markets
People’s Republic of China	13,436,629	24,005	13,460,634
Other countries	140,213	42,348	182,561

Total revenue from contract with customers	13,576,842	66,353	13,643,195

Timing of revenue recognition
At a point in time	13,535,410	—	13,535,410
Over time	41,432	66,353	107,785

Total revenue from contract with customers	13,576,842	66,353	13,643,195

Note:

(i)	included sales of power generator sets, engine components, service-type maintenance services and others.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.	Revenue from contracts with customers (cont’d)

7.2	Contract balances

	1.1.2017 RMB’000	31.12.2017 RMB’000	31.12.2018 RMB’000	31.12.2018 US$’000
	(Restated)	(Restated)
Trade receivables (Note 20)	241,168	212,104	408,000	60,985
Contract assets (Note 20)	—	—	44,434	6,642
Contract liabilities (Note 28)	213,286	233,329	340,489	50,894
Refund liabilities (Note 26)	755,092	717,955	761,521	113,828

i.	Trade receivables are non-interest bearing and are generally on terms of 60 days.

ii.

Contract assets are the costs incurred in fulfilling a contract for the development of technology know-how for heavy–duty engines platforms for a joint venture company of the Group. Contract assets will be expensed off when the Group performs the contract.

The transaction prices allocated to the remaining performance obligation pursuant to this contract, committed at the reporting date but not recognised as liabilities amounted to RMB 149.0 million and expected to be realised within next three years upon the completion of services.

iii.

The contract liabilities comprise short-term advance from customers and unfulfilled maintenance service. The advance from customers is recognised as revenue upon the delivery of goods, and the contract liability arising from unfulfilled service-type warranty is recognized upon the completion of the maintenance services. According to the business customary practice, the remaining performance obligations (unfulfilled maintenance service) at the year end is expected to be satisfied within 1-3 years.

iv.	Refund liabilities arise from sales rebates granted to the Yuchai customers.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.1	Depreciation and amortization, shipping and handling expenses

Depreciation of property, plant and equipment, investment property and amortization of prepaid operating leases are included in the following captions.

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	322,289	307,102	312,769	46,751
Research and development expenses	56,812	48,291	26,751	3,999
Selling, general and administrative expenses	99,059	88,788	94,365	14,105

	478,160	444,181	433,885	64,855

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
Selling, general and administrative expenses	159,023	208,197	211,971	31,684

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.2	(a) Other operating income

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
		(Restated)
Interest income	56,983	105,421	147,244	22,009
Dividend income from quoted equity securities	943	2,532	1,992	298
Gain on disposal of:
- associate	—	199	—	—
- joint venture (Note 6)	—	107,976	—	—
- property, plant and equipment	—	11,668	8,835	1,321
- subsidiaries (Note 4)	—	216,115	—	—
Government grants	41,515	34,337	32,237	4,819
Fair value gain on quoted equity securities	—	12,768	—	—
Fair value gain on foreign exchange forward contract	—	—	4,529	677
Write-back of trade and other payables	—	29	—	—
Foreign exchange gain, net	—	30,943	1,071	160
Others	18,513	10,129	9,235	1,379

	117,954	532,117	205,143	30,663

8.2	(b) Other operating expenses

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
Loss on disposal of:
- property, plant and equipment	14,020	—	—	—
Foreign exchange loss, net	4,006	—	—	—
Fair value loss on quoted equity securities	243	—	3,433	513
Fair value loss on foreign exchange forward contract	140	—	—	—
Goodwill written off	1,131	—	—	—
Others	3,059	22,719	9,030	1,350

	22,599	22,719	12,463	1,863

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.3	Finance costs

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	34,477	53,888	71,513	10,689
Corporate bonds	27,581	—	—	—
Bills discounting	13,068	42,179	36,826	5,505
Bank charges	4,552	4,367	4,749	710
Finance lease	5	5	—	—

	79,683	100,439	113,088	16,904

8.4	Staff costs

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	922,847	1,158,320	1,176,465	175,852
Contribution to defined contribution plans	275,703	258,190	296,073	44,255
Executive bonuses	44,921	59,908	57,674	8,621
Staff welfare	81,223	76,392	76,689	11,463
Staff severance cost	12,864	107,732	28,018	4,188
Cost of share-based payment	5,301	1,592	—	—
Others	20,340	1,870	8,441	1,262

	1,363,199	1,664,004	1,643,360	245,641

9.	Income tax expense

Income tax expense in the consolidated statement of profit or loss consists of:

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000

		(Restated)

Current income tax
- Current year	104,149	197,264	209,448	31,307
- Under/(over) provision in respect of prior years	7,175	(2,867)	(729)	(109)

Deferred tax
- Movement in temporary differences	48,946	(225)	(2,052)	(307)

Consolidated income tax expense reported in the statement of profit or loss	160,270	194,172	206,667	30,891

China Yuchai International Limited

Notes to the Consolidated Financial Statements

9.	Income tax expense (cont’d)

Income tax expense reported in the consolidated statement of profit or loss differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2018, 2017 and 2016 for the following reasons:

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000

		(Restated)

Accounting profit before tax	896,232	1,514,028	1,181,067	176,538
Computed tax expense of 15% (2017: 15%, 2016: 15%)	134,435	227,104	177,160	26,481
Adjustments resulting from:
Non-deductible expenses	7,039	21,982	5,146	769
Tax-exempt income	(178)	(58,324)	(3,634)	(543)
Utilization of deferred tax benefits previously not recognized	(5,010)	(16,687)	(5,518)	(825)
Deferred tax benefits not recognized	9,045	8,084	2,183	326
Tax credits for research and development expense	(34,482)	(34,428)	(22,407)	(3,349)
Tax rate differential	25,321	21,061	24,437	3,653
Under/(over) provision in respect of previous years current tax	7,175	(2,867)	(729)	(109)
Withholding tax expense	16,925	29,447	30,029	4,488
Others	—	(1,200)	—	—

Total	160,270	194,172	206,667	30,891

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2017	31.12.2018	31.12.2018	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000

				(Restated)	(Restated)

Deferred tax liabilities
Accelerated tax depreciation	(15,122)	(27,554)	(4,119)	373	(4,601)	(12,432)	(1,859)
Unremitted earnings from overseas source income	—	—	—	(25)	—	—	—
Interest receivable	(774)	(2,252)	(336)	(1,471)	679	(1,478)	(221)
Derivatives not designated as hedges- foreign exchange forward contract	—	—	—	2,326	—	—	—
PRC withholding tax on dividend income (i)	(100,572)	(106,922)	(15,982)	(16,628)	(29,031)	(29,842)	(4,460)

	(116,468)	(136,728)	(20,437)	(15,425)	(32,953)	(43,752)	(6,540)

Deferred tax assets
Impairment of property, plant and equipment	12,319	15,943	2,383	(9,005)	9,443	3,624	542
Write-down of inventories	17,493	16,060	2,400	(4,421)	(3,716)	(1,433)	(214)
Allowance for doubtful account receivables	7,376	5,177	774	7,196	(1,964)	(2,199)	(329)
Accruals	204,730	204,554	30,576	(46,350)	18,778	(186)	(28)
Deferred income	51,679	95,499	14,275	10,045	6,743	43,820	6,550
Others	21,793	23,974	3,583	9,014	3,894	2,178	326

	315,390	361,207	53,991	(33,521)	33,178	45,804	6,847

				(48,946)	225	2,052	307

China Yuchai International Limited

Notes to the Consolidated Financial Statements

9.	Income tax expense (cont’d)

Deferred tax (cont’d)

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

At January 1	(103,347)	(100,572)	(15,033)
Provision made to consolidated statement of profit or loss	(29,031)	(29,842)	(4,460)
Utilization	31,806	23,492	3,511

December 31	(100,572)	(106,922)	(15,982)

The Corporate Income Tax (“CIT”) law provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profit earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a deferred tax liability for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2018, the deferred tax liability for withholding tax payable was RMB 106.9 million (US$16.0 million) (2017: RMB 100.6 million). The amount of unrecognized deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 249.2 million (US$37.3 million) (2017: RMB 228.0 million).

The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000
Deferred tax assets	315,390	361,207	53,991
Deferred tax liabilities	(116,468)	(136,728)	(20,437)

	198,922	224,479	33,554

Deferred tax assets have not been recognized in respect of the following items:

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000
Unutilized tax losses	479,410	396,232	59,227
Unutilized capital allowances and investment allowances	107,266	107,588	16,082
Other unrecognized temporary differences relating to asset impairment and deferred grants	230,269	222,868	33,312

	816,945	726,688	108,621

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

10.	Earnings per share

Basic earnings per share is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Basic earnings per share

The calculation of basic earnings per share is based on:

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
Profit attributable to ordinary equity holders of the parent	525,177	888,809	695,266	103,925

Weighted average number of ordinary shares	40,016,808	40,764,569	40,858,290	40,858,290

Diluted earnings per share

The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2016	31.12.2017	31.12.2018
Weighted average number of shares issued, used in the calculation of basic earnings per share	40,016,808	40,764,569	40,858,290
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares adjusted for effect of dilution	40,016,808	40,764,569	40,858,290

In 2018, 470,000 (2017: 470,000; 2016: 530,000) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

11.	Property, plant and equipment

	Freehold land RMB’000	Leasehold land, buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000
Cost
At January 1, 2017	13,730	2,351,646	336,151	5,049,756	192,461	114,425	8,058,169
Additions	—	1,109	226,977	7,464	16,763	9,120	261,433
Disposal of subsidiary	—	(107,632)	—	(35,490)	(12,473)	(255)	(155,850)
Disposals	—	(3,310)	—	(10,064)	(3,718)	(5,481)	(22,573)
Transfers	—	81,486	(280,358)	198,872	—	—	—
Write-off	—	(2,385)	(1,674)	(53,792)	(15,307)	(599)	(73,757)
Translation difference	263	1,954	—	88	2,228	(74)	4,459

At December 31, 2017 and January 1, 2018	13,993	2,322,868	281,096	5,156,834	179,954	117,136	8,071,881
Additions	—	2,971	359,574	12,465	20,671	10,214	405,895
Disposals	—	(2,203)	(2,258)	(26,142)	(4,510)	(4,917)	(40,030)
Transfers	—	16,845	(167,900)	151,055	—	—	—
Write-off	—	(185)	(1,056)	(55,709)	(3,512)	(4,843)	(65,305)
Translation difference	437	2,249	732	199	485	93	4,195

At December 31, 2018	14,430	2,342,545	470,188	5,238,702	193,088	117,683	8,376,636

Accumulated depreciation and impairment
At January 1, 2017	467	642,286	—	3,089,199	124,831	74,201	3,930,984
Charge for the year	—	78,347	—	325,979	21,202	6,039	431,567
Disposal of subsidiary	—	(26,031)	—	(15,040)	(9,695)	(240)	(51,006)
Disposals	—	(1,879)	—	(10,191)	(1,798)	(4,733)	(18,601)
Write-off	—	(1,377)	—	(51,087)	(15,012)	(599)	(68,075)
Impairment loss	—	—	1,055	19,790	—	—	20,845
Translation difference	17	104	—	62	1,998	(32)	2,149

At December 31, 2017 and January 1, 2018	484	691,450	1,055	3,358,712	121,526	74,636	4,247,863
Charge for the year	—	77,783	—	338,132	18,832	6,218	440,965 *
Disposals	—	(1,005)	—	(26,471)	(3,582)	(4,555)	(35,613)
Write-off	—	(183)	(1,055)	(54,686)	(3,512)	(4,604)	(64,040)
Impairment loss	—	—	—	30,173	—	—	30,173
Translation difference	15	275	—	124	287	45	746

At December 31, 2018	499	768,320	—	3,645,984	133,551	71,740	4,620,094

Net book value
At December 31, 2017	13,509	1,631,418	280,041	1,798,122	58,428	42,500	3,824,018

At December 31, 2018	13,931	1,574,225	470,188	1,592,718	59,537	45,943	3,756,542

US$’000	2,082	235,307	70,281	238,071	8,899	6,868	561,508

*	In 2018, RMB 15.3 million (US$ 2.3 million) (2017: RMB Nil) and RMB 5.4 million (US$ 0.8 million) (2017: RMB Nil) were capitalized as intangible assets and contract assets, respectively.

An impairment loss of RMB 30.2 million (US$ 4.5 million) (2017: RMB 20.8 million; 2016: RMB 3.3 million) was charged to the consolidated statement of profit or loss under “Cost of sales” for the Group’s property, plant and equipment within the Yuchai segment. The impairment loss for 2016, 2017 and 2018 was due to assets that were not in use.

As of December 31, 2018, there was no property, plant and equipment (2017: RMB 82.7 million) pledged to secure bank facilities.

Finance leases

The carrying value of property, plant and equipment held under finance leases at December 31, 2018 was less than RMB 0.1 million (less than US$ 0.1 million) (2017: RMB 0.1 million). In 2018, there was no addition of property, plant and equipment under finance leases (2017: RMB Nil).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

12.	Investment property

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Cost
At January 1	31,776	32,944	4,924
Translation difference	1,168	1,028	154

At December 31	32,944	33,972	5,078

Accumulated depreciation
At January 1	24,478	25,510	3,813
Charge for the year	248	884	132
Translation difference	784	813	122

At December 31	25,510	27,207	4,067

Net carrying amount	7,434	6,765	1,011

Fair value	10,557	10,886	1,627

Consolidated statements of profit or loss:
Rental income from an investment property	372	437	65
Direct operating expenses (including repairs, maintenance and depreciation expense) arising from the rental generating property	(508)	(314)	(47)

The Group has no restrictions on the realizability of its investment property and no contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancement.

The fair value is determined by independent professional qualified valuer. The fair value of investment property is determined by the market comparison and cost methods. In valuing the investment property, due consideration is given to factors such as location and size of building, building infrastructure, market knowledge and historical comparable transactions to arrive at their opinion of value.

The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement

2018	Market comparison and cost method	Comparable price: - RMB 156 to RMB 428 (US$23 to US$64) per square foot	The estimated fair value increases with higher comparable price

2017	Market comparison and cost method	Comparable price: - RMB 151 to RMB 415 per square foot	The estimated fair value increases with higher comparable price

China Yuchai International Limited

Notes to the Consolidated Financial Statements

13.	Prepaid operating leases

Yuchai is granted land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government.

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Current	12,546	12,546	1,875
Non-current	367,270	354,546	52,996

Total	379,816	367,092	54,871

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Cost
At January 1 and December 31	529,577	529,577	79,158

Accumulated amortization
At January 1	137,395	149,761	22,385
Charge for the year	12,366	12,724	1,902

At December 31	149,761	162,485	24,287

Net carrying amount	379,816	367,092	54,871

As of December 31, 2017 & 2018, no prepaid operating leases are pledged to secure bank facilities.

14.	Goodwill

	RMB’000	US$’000

Cost
At January 1, 2017, December 31, 2017, January 1, 2018 and December 31, 2018	218,311	32,632

Accumulated impairment
At January 1, 2017, December 31, 2017, January 1, 2018 and December 31, 2018	5,675	848

Net carrying amount
At December 31, 2017 and December 31, 2018	212,636	31,784

Goodwill represents the excess of costs over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

14.	Goodwill (cont’d)

Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Yuchai	212,636	212,636	31,784

Yuchai unit

The Group performs its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering an eight-year period. The business of Yuchai is stable since the Group has control in 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections was 13.96% (2017: 12.84%). No impairment was identified for this unit.

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

Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long term rates used to extrapolate the budget for Yuchai are 6.3% and 6.5% for 2018 and 2017 respectively.

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 1.00% (2017: 2.37%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 14.28% (2017: 14.82%) in the Yuchai unit would result in impairment.

Growth rate assumptions – Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. A reduction to 5.77% (2017: 2.98%) in the long-term growth rate in Yuchai unit would result in impairment.

With regard to the assessment of value in use of the Yuchai unit, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

15.	Intangible assets

	Technology know how	Development costs	Total
	RMB’000	RMB’000	RMB’000
	(Restated)		(Restated)

Cost
At January 1, 2017, December 31, 2017 and January 1, 2018	—	136,822	136,822
Addition	—	195,879	195,879
Transfer	136,822	(136,822)	—

At December 31, 2018	136,822	195,879	332,701

Amortisation and impairment
At January 1, 2017	—	86,700	86,700
Charge to consolidated statement of profit or loss	—	40,000	40,000

At December 31, 2017 and January 1, 2018	—	126,700	126,700
Transfer	126,700	(126,700)	—

At December 31, 2018	126,700	—	126,700

Net carrying amount
At December 31, 2016	—	50,122	50,122

At December 31, 2017	—	10,122	10,122

At December 31, 2018	10,122	195,879	206,001

US$’000	1,513	29,279	30,792

Technology know-how held by Jining Yuchai

At December 31, 2017, the Group has an intangible asset representing technology development costs held by Jining Yuchai with carrying amount of RMB 10.1 million.

In 2016, management performed impairment review and no impairment loss was recognized.

In 2017, due to the stringent emission standard requirement, management revised its business plan and shortened the expected useful life of the intangible assets from 15 years to 10 years. As a result, subsequent to the impairment loss of RMB 60.0 million and RMB26.7 million recorded in 2014 and 2015, respectively, a further impairment loss of RMB 40.0 million was charged to consolidated statement of profit or loss under the line item “selling, distribution and administrative costs”.

In 2017, the Group used a 10 years forecast, using pre-tax discount rate of 13.69%. The revised business plan projected 6 years, year 2023 to reach the commercial deployment of the technology. The revenue growth rate is estimated at 15.6% in 2023 and thereafter management assumed no revenue growth from 2024 to 2027.

If the pre-tax discount rate increased by 1% from management estimates, the Group’s impairment loss on intangible asset in Jining Yuchai would increase by RMB 6.7 million.

In 2018, the development for 4Y20 engine platform was completed and the technical development costs with carrying amount of RMB 10.1 million as at December 31, 2017 was recognized as the Group’s technology know-how.

In 2018, the Group has commenced the production of 4Y20 engine in view of the market demand. As such, management believe that there is no indicator for further impairment.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

15.	Intangible assets (cont’d)

Development costs

During 2018, the Group has capitalized development costs of RMB 195.9 million (US$29.3 million) for new engines that comply with National VI and Tier 4 emission standards. These development costs relate to on-going development efforts and, accordingly, have not yet been brought into use, and therefore no amortization charges were recorded. The National VI for on-road vehicles is expected to be implemented by mid-2020, and the Tier 4 emission standard for off-road vehicles is expected to be implemented within the next 2 years.

Annually, the Group performs an impairment test on the development costs that have not yet been brought into use. No impairment has been identified.

The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth, past experience and management best estimation of future business outlook. The Group used a 11 years forecast which is based on the financial budgets approved by the senior management covering 8 years’ period from 2019 to 2026, and a further 3 years of forecast with no terminal value. Management has assessed the useful life of the development costs to be 10 years commencing from 2020, the year which National VI and Tier 4 emission standards are expected to be implemented.

The calculation of value in use is most sensitive to the following assumptions:

•

Profit from operation – Profit from operation is based on management’s estimate with reference to historical revenue generated and growth rate. The revenue growth rate is estimated to be 5% year on year.

•

Discount rate – Discount rate reflects management’s estimate of the risks specific to the cash-generating unit and is estimated based on weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the cash-generating unit is obliged to service. This rate is weighted according to the optimal debt/equity structure arrived on the basis of the capitalization structure of the peer group. The Group has applied a pre-tax discount rate of 13.96%.

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 3.3% would result in impairment.

Discount rate – A rise in pre-tax discount rate to 26.3% would result in impairment.

With regard to the assessment of value in use, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

16.	Other financial liabilities

(a)	Other liabilities

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000
Finance lease liabilities (Note 30)	79	48	7

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000
Current	33	14	2
Non-current	46	34	5

Total	79	48	7

(b)	Loans and borrowings

	Effective interest rate	Maturity	31.12.2017
	%		RMB’000
Current
Renminbi denominated loans	3.99	2018	1,600,000

Non-current
Malaysian Ringgit denominated loans	5.95	2020	11,685
Singapore Dollar denominated loans(iii)	1.88	2020	14,656

			26,341

China Yuchai International Limited

Notes to the Consolidated Financial Statements

16.	Other financial liabilities (cont’d)

(b)	Loans and borrowings (cont’d)

	Effective interest rate	Maturity	31.12.2018	31.12.2018
	%		RMB’000	US$’000
Current
Renminbi denominated loans	4.26	2019	1,500,000	224,212
US dollar denominated loans(ii)	3.48	2019	501,014	74,889

			2,001,014	299,101

Non-current
Singapore Dollar denominated loans(iii)	2.84	2020	15,078	2,254

Note:

(i)	All loans balances as stated above do not have a callable feature.

(ii)	The loan was secured by the Group’s bill receivables of RMB 524.1 million (US$78.3 million).

(iii)	The loans comprise:

Issuer bank	Facility limit		Usage
			RMB’000
December 31, 2017
MUFG Bank Ltd	S$	30 million	14,656

December 31, 2018
MUFG Bank Ltd	S$	30 million	15,078

		US$’000	2,254

S$30.0 million credit facility with DBS Bank Ltd (“DBS”)

On June 1, 2018, the Company entered into a three-year revolving uncommitted credit facility agreement with DBS with an aggregate value of S$30.0 million to refinance the S$30.0 million facility that matured on May 22, 2018. Among other things, the terms of the facility required that (i) HLA retains ownership of the special share, at all-time retains at least 35% ownership of the Company and that the Company remain a consolidated subsidiary of HLA, (ii) the Company at all-time retains at least 76.4% ownership in Yuchai and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also included certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of the consolidated total net debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 times. This arrangement was used to finance the Group general working capital requirements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

16.	Other financial liabilities (cont’d)

(b)	Loans and borrowings (cont’d)

S$30.0 million credit facility with MUFG Bank Ltd, Singapore Branch (formally known as Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch) (“MUFG”)

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

17.	Deferred grants

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

At January 1	337,889	353,647	52,861
Received during the year	50,095	282,388	42,210
Released to consolidated statement of profit or loss	(34,337)	(28,427)	(4,249)

At December 31	353,647	607,608	90,822

Current (Note 26)	22,270	22,082	3,301
Non-current	331,377	585,526	87,521

	353,647	607,608	90,822

The government grant that have been received was to support and fund Yuchai’s production facilities, research and development activities for new engines.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

18.	Inventories

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Raw materials	1,188,396	1,243,955	185,940
Work in progress	34,924	30,038	4,490
Finished goods	1,349,425	1,243,871	185,927

Total inventories at the lower of cost and net realizable value	2,572,745	2,517,864	376,357

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000
Inventories recognized as an expense in cost of sales	9,308,265	11,021,960	11,471,988	1,714,771
Inclusive of the following charge/(credit):
- Inventories written down	48,202	17,492	25,194	3,766
- Reversal of write-down of inventories	(53,373)	(37,393)	(33,662)	(5,032)

The reversal of write-down of inventory was made when the related inventories were sold above their carrying value.

19.	Other assets

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Current
Development properties	23,833	20,267	3,029
Quoted equity securities(i)	24,714	21,876	3,270
Derivative not designated as hedges – foreign exchange forward contract(iii)	—	4,529	677

	48,547	46,672	6,976

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Non-current
Deferred expenditure(ii)	303	—	—

Note:

(i)	The quoted equity securities are listed on the Singapore Exchange.

(ii)	The deferred expenditure relate to the legal fees for an option to purchase for sale of lands entered with a buyer in 2016 and was transferred to the profit or loss upon completion of sales in 2018.

(iii)

On September 19, 2018, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with China Construction Bank to purchase US$73.0 million at the forward exchange rate (RMB/US$) of 6.8599 on September 13, 2019. The Group accounted for this NDF at fair value through “other operating income” in the statement of profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

20.	Trade and other receivables

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Current
Trade receivables, gross	255,879	438,586	65,557
Less: expected credit losses	(43,775)	(30,586)	(4,572)

Net trade receivables	212,104	408,000	60,985
Bill receivables (i)	6,819,440	6,981,106	1,043,498

Total (Note 7.2, Note 35)	7,031,544	7,389,106	1,104,483

Amounts receivable:
- associates and joint ventures (trade)	13,180	174	26
- associates and joint ventures (non-trade)	49	56,405	8,431
- related parties (trade)	29,573	32,702	4,888
- related parties (non-trade)	7,703	2,156	322
Staff advances	5,107	5,513	824
Interest receivables	4,345	8,220	1,229
Bills receivable in transit	32,013	8,850	1,323
Retention sums (ii)	30,000	—	—
Others	10,705	23,456	3,506

Loans and receivables (Note 35)	132,675	137,476	20,549
Tax recoverable	177,819	140,316	20,974
Prepayments	73,896	118,389	17,696

Net other receivables	384,390	396,181	59,219

Total trade and other receivables	7,415,934	7,785,287	1,163,702

Non-current
Contract assets	—	44,434	6,642
Other receivables (Note 35):
- associates and joint ventures (non-trade)	620	—	—

Total trade and other receivables	620	44,434	6,642

Note:

(i)

As of December 31, 2018, bill receivables include bills issued by joint venture and related parties amounted to RMB 18.1 million (US$2.7 million) (2017: RMB 69.8 million) and RMB 16.8 million (US$2.5 million) (2017: RMB 23.8 million) respectively.

As of December 31, 2018, bill receivables of RMB 558.6 million (US$83.5 million) (2017: RMB Nil) are pledged to secure bank facilities.

(ii)

Retention sums relate to money deposits in an escrow account pending finalization of tax payable for the disposal of LKNII. In 2018, the retention sums was transferred to a joint signatory account with the buyer of LKNII pending payment of tax payable for the disposal of LKNII.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

20.	Trade and other receivables (cont’d)

Trade receivables are non-interest bearing and are generally on 60 days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

The non-trade receivable due from joint ventures comprised of a loan of RMB 50.0 million (US$7.5 million) (2017: RMB Nil) that is unsecured, interest at 4.35% per annum and repayable on demand. Other than that, non-trade balance from associates, joint ventures and other related parties are unsecured, interest-free, and repayable on demand.

Non-current non-trade receivables due from associate and joint ventures are unsecured and non-interest bearing. In 2017, these amounts are not expected to be repaid within the next 12 months. In 2018, these amounts are repayable on demand.

Movement in the allowance for expected credit losses of trade and other receivables is as follows:

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

At January 1	54,634	43,775	6,543
Credit to consolidated statement of profit or loss	(10,854)	(11,052)	(1,652)
Written off	(5)	(2,137)	(319)

At December 31	43,775	30,586	4,572

As of December 31, 2017 and 2018, outstanding bill receivables discounted with banks for which the Group retained a recourse obligation totaled RMB 1,505.8 million and RMB 1,272.4 million (US$190.2 million) respectively. All bill receivables discounted have contractual maturities within 12 months at time of discounting.

As of December 31, 2017 and 2018, outstanding bill receivables endorsed to suppliers with recourse obligation were RMB 1,316.1 million and RMB 1,627.5 million (US$243.3 million) respectively.

As of December 31, 2017 and 2018, gross trade receivables due from a major customer group, Dongfeng Automobile Co., Ltd. and its affiliates (the “Dongfeng companies”) were RMB 24.6 million and RMB 54.1 million (US$8.1 million), respectively. See Note 32 for further discussion of customer concentration risk.

For terms and conditions relating to related parties, refer to Note 29.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

21.	Cash and cash equivalents

Short-term bank deposits

Restricted cash

Long-term bank deposits

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Non-current
Long-term bank deposits (i)	70,000	70,000	10,463

Current
Cash and cash equivalents	5,390,324	5,559,890	831,062
Long-term bank deposits (i)	—	70,000	10,463
Short-term bank deposits (ii)	514,074	356,926	53,352
Restricted cash	54,809	71,706	10,718

	5,959,207	6,058,522	905,595

Cash and bank balances	6,029,207	6,128,522	916,058

Note:

(i)

In 2018, YMMC placed two-year time deposits of RMB 70.0 million (US$10.5 million) (2017: RMB 70.0 million) at annual interest rate range from 2.94% to 3.15% (2017: 2.94% to 3.15%) with banks. These long-term deposits are not considered as cash equivalents.

As at December 31, 2018, the two-year time deposits placed in 2017 has remaining maturity period of less than 12-months. Accordingly, this has been classified as current in 2018.

(ii)

Short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2018 for the Group ranged from 1.40% to 3.90% (2017: 1.01% to 1.97%). These short-term bank deposits are not considered as cash equivalents.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term and short-term bank deposits) as at December 31, 2018 for the Group ranged from 1.30% to 3.28% (2017: 0.87% to 3.28%).

As at December 31, 2018, the Group’s restricted cash comprised of RMB 31.6 million (US$4.7 million) (2017: RMB 45.3 million) which was used as collateral by the banks for the issuance of bills to suppliers and RMB 40.1 million (US$6.0 million) (2017: RMB 9.5 million) relates to retention money deposited in a joint signatory account with the buyer of LKNII pending payment of tax payable for the disposal of LKNII. The Group’s share of joint ventures’ restricted cash is disclosed in Note 6.

As of December 31, 2017 and 2018, the Group had RMB 474.4 million and RMB 492.8 million (US$73.7 million) respectively, of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2016, 2017 and 2018 were RMB 0.4 million, RMB 0.2 million and RMB 0.2 million (less than US$0.1 million) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

22.	Issued capital and Preference shares

		31.12.2017	31.12.2018
		thousands	thousands

Issued capital
Authorized shares
Ordinary share of par value US$0.10 each		100,000	100,000

		Number of shares	RMB’000

Ordinary shares issued and fully paid
At January 1, 2017		40,712,100	2,059,076
Issued of shares as dividend payment (Note 23)		99,790	12,897
Issued of shares upon exercised of share options (Note 25)		46,400	9,165

At December 31, 2017 and 2018		40,858,290	2,081,138

US$’000			311,077

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Special share issued and fully paid
One special share issued and fully paid at US$0.10 per share	*	*	*

Non-redeemable convertible cumulative preference shares	21	—	—

*	Less than RMB 1 (US$1)

On July 13, 2017, based on the elections by shareholders, the dividend of US$0.90 per share for the financial year 2016 was paid in the form of approximately US$34.7 million in cash and 99,790 shares, at the volume weighted average trading price of US$19.0329 dollar per share, with total value equivalent to RMB 12.9 million.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

22.	Issued capital and Preference shares (cont’d)

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

In 2018, HLGE has converted all of the existing issued and outstanding NCCPS into new ordinary shares in the capital of the HLGE at a conversion ratio of one Ordinary Share for every 10 NCCPS.

23.	Dividends declared and paid

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Declared and paid during the year
Dividends on ordinary shares:
Final dividend paid in 2018: US$0.73 per share (2017: US$0.90 per share)	248,844	197,353	29,499
Special dividend paid in 2018: US$1.48 per share (2017: US$Nil per share)	—	400,106	59,806

	248,844	597,459	89,305

Dividend paid in cash	235,947	597,459	89,305
Dividend paid in shares (Note 22)	12,897	—	—

	248,844	597,459	89,305

China Yuchai International Limited

Notes to the Consolidated Financial Statements

24.	Reserves

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Statutory reserve
Statutory general reserve (ii)
At January 1	273,438	275,320	41,154
Transfer from retained earnings	1,882	1,378	206

At December 31	275,320	276,698	41,360

General surplus reserve (iii)
At January 1 and December 31	25,706	25,706	3,842

Total	301,026	302,404	45,202

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

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Other components of equity
Foreign currency translation reserve (i)	(82,939)	(39,215)	(5,862)
Performance shares reserve (ii)	19,758	19,758	2,953
Premium paid for acquisition of non-controlling interests	(11,541)	(11,541)	(1,725)
Fair value reserve (iii)	—	(79,948)	(11,950)

Total	(74,722)	(110,946)	(16,584)

Note:

(i)

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(ii)	Performance shares reserve comprises the cumulative value of employee services received in return for share-based compensation. The amount in the reserve is retained when the option is expired.

(iii)	Fair value reserve relates to the subsequent measurement of the Group’s bill receivables at fair value through OCI.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

25.	Share-based payment

The Company’s Equity Incentive Plan (“Equity Plan”) was approved by the shareholders at the Annual General Meeting of the Company held on July 4, 2014 for duration of 10 years (from July 29, 2014 to July 28, 2024).

All options granted under the Equity Plan are subject to a vesting schedule as follows:

(1)	one year after the date of grant for up to 33% of the shares over which the options are exercisable;

(2)	two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and

(3)	three years after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.

The expense recognized for employee services received during the year is shown in the following table:

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000

Expense arising from equity-settled share-based payment transactions	5,301	1,592	—	—

Total expense arising from share-based payment transactions	5,301	1,592	—	—

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in share options during the year:

	Number of share options	WAEP		Number of share options	WAEP
	2017	2017		2018	2018

Outstanding at January 1	530,000	US$	21.11 dollar	470,000	US$	21.11 dollar
Exercised during the year	(46,400)	US$	21.11 dollar	—	US$	21.11 dollar
Cancelled during the year	(13,600)	US$	21.11 dollar	—	US$	21.11 dollar

Outstanding at December 31	470,000	US$	21.11 dollar	470,000	US$	21.11 dollar

Exercisable at December 31	470,000	US$	21.11 dollar	470,000	US$	21.11 dollar

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

Fair value of share options and assumptions

Date of grant of options	On July 29, 2014

Fair value at measurement date (US$)	5.70 dollar – 6.74 dollar

Share price (US$)	21.11 dollar
Exercise price (US$)	21.11 dollar
Expected volatility (%)	47.4
Expected option life (years)	3.5 – 5.5
Expected dividends (%)	5.81
Risk-free interest rate (%)	1.4 – 2.0

China Yuchai International Limited

Notes to the Consolidated Financial Statements

25.	Share-based payment (cont’d)

Fair value of share options and assumptions (cont’d)

The exercise price for options outstanding as at December 31, 2018 was US$21.11 dollar (2017: US$21.11 dollar).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2018 was 5.6 (2017: 6.6) years.

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

26.	Trade and other payables

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

	(Restated)

Current
Trade payables	2,476,447	2,495,482	373,011
Bills payables (i)	2,700,676	2,065,147	308,687
Other payables	366,604	329,632	49,272
Accrued expenses	125,492	168,235	25,147
Accrued staff costs	622,893	666,641	99,646
Refund liabilities (Note 7.2)	717,955	761,521	113,828
Dividend payable	39,786	43,133	6,447
Amount due to:
- associates and joint ventures (trade)	88,085	262,131	39,182
- associates and joint ventures (non-trade)	14,026	66	10
- related parties (trade)	93,161	145,747	21,786
- related parties (non-trade)	31,515	32,034	4,788

Financial liabilities at amortized cost (Note 35)	7,276,640	6,969,769	1,041,804
Other tax payable	51,387	38,823	5,803

Trade and other payables with liquidity risk (Note 32)	7,328,027	7,008,592	1,047,607
Deferred grants (Note 17)	22,270	22,082	3,301
Advance from customers	387	369	55

Total trade and other payables (current)	7,350,684	7,031,043	1,050,963

(i)

As of December 31, 2018, the bills payables include bills payable to joint ventures, associates and other related parties amounted to RMB 131.8 million (US$19.7 million) (2017: RMB 63.6 million), RMB 4.2 million (US$0.6 million) (2017: RMB 8.6 million) and RMB 62.8 million (US$9.4 million) (2017: RMB 114.7 million) respectively.

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Non-current
Provision for bonus (i)	148,287	160,091	23,930
Deferred income (ii)	8,060	—	—

Other payables (non-current) (Note 32, Note 35)	156,347	160,091	23,930

(i)	The provision is not expected to be settled within next 12 months.

(ii)	This relates to progress payments received for sale of lands and was transferred to the profit or loss upon completion of the sale in 2018.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables (current) are non-interest bearing and have an average term of three months.

•	For terms and conditions relating to related parties, refer to Note 29.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

27.	Provision for product warranty

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

	(Restated)

At January 1	169,006	191,814	28,671
Provision made	249,517	224,582	33,569
Provision utilized	(226,709)	(249,483)	(37,291)

At December 31	191,814	166,913	24,949

28.	Contract liabilities

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

	(Restated)

Unfulfilled maintenance services	115,864	191,728	28,658
Advance from customer	117,465	148,761	22,236

Total	233,329	340,489	50,894

Current	198,570	286,786	42,867
Non-current	34,759	53,703	8,027

Total contract liabilities (Note 7.2)	233,329	340,489	50,894

29.	Related party disclosures

The ultimate parent

As of December 31, 2018, the controlling shareholder of the Company, HLA, indirectly owned 17,059,154, or 41.8% (2017: 16,360,845, or 40.0%), of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 23.3% (2017: 23.3%) of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 18.5% (2017: 16.7%) of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under Bye-Laws of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of RMB 0.03 million (US$0.01 million) during the financial years ended December 31, 2016, 2017 and 2018 respectively. The transaction relates to consultancy fees charged by HLA.

Entity with significant influence over the Group

As of December 31, 2018, the Yulin City Government through Coomber Investment Ltd. owned 17.2% (2017: 17.2%) of the ordinary shares in the capital of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

29.	Related party disclosures (cont’d)

The following provides the significant transactions that have been entered into with related parties for the relevant financial year.

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000

		(Restated)

Sales of engines and materials
- associates and joint ventures	219,724	412,591	439,106	65,635
- SHC (including its subsidiaries and affiliates)	447,509	455,061	406,422	60,750
Purchase of material, supplies and engines
- associates and joint ventures	308,610	914,211	1,192,322	178,222
- SHC (including its subsidiaries and affiliates)	1,028,358	1,221,421	1,589,638	237,610
Purchase of service
- a joint venture	2,121	2,543	—	—
Hospitality, restaurant, consultancy and other service income charged to
- a joint venture	—	14,241	3,456	517
- SHC (including its subsidiaries and affiliates)	13,634	25,728	24,015	3,590
Rental income
- SHC (including its subsidiaries and affiliates)	5,454	4,483	3,886	581
- a joint venture	—	—	1,937	290
Property management service expenses
- an associates	20,976	—	—	—
- SHC (including its subsidiaries and affiliates)	—	22,212	26,547	3,968
Leasing expenses
- SHC (including its subsidiaries and affiliates)	4,715	8,676	25,705	3,842
General and administrative expenses
- SHC (including its subsidiaries and affiliates)	14,309	20,215	21,607	3,230
- HLA (including its affiliates)	6,887	6,913	6,639	992
Delivery, storage, distribution and handling expenses
- SHC (including its subsidiaries and affiliates)	193,258	210,406	228,195	34,109
Purchases of vehicles and machineries
- SHC (including its subsidiaries and affiliates)	—	52,443	6,144	918
Purchases of additional shareholding in a subsidiary from
- SHC (including its subsidiaries and affiliates) (i)	—	1,335	—	—
Disposal of shareholding in an associate to
- SHC (including its subsidiaries and affiliates) (ii)	—	1,833	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

29.	Related party disclosures (cont’d)

Note:

(i)	In June 2017, GYAMC acquired 25% of equity interest in Crankshaft from State Holding Company with a purchase consideration of RMB 1.3 million.

(ii)	In August 2017, YEMC disposed its 30% equity interest in Property Management to State Holding Company for a consideration of RMB 1.9 million.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

The transactions with related parties are made at terms agreed between the parties.

Compensation of key management personnel of the Group

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000

Short-term employee benefits	31,975	40,831	39,703	5,935
Contribution to defined contribution plans	415	385	335	50
Cost of share-based payment	4,387	1,294	—	—

	36,777	42,510	40,038	5,985

The non-executive directors do not receive pension entitlements from the Group.

30.	Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has entered into commercial leases on a land, and motor vehicles, office space with lease term of between 1 and 5 years.

Future minimum rentals payable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Within 1 year
- related parties	5,578	22,020	3,291
- third parties	14,058	11,238	1,680
After 1 year but within 5 years
- related parties	1,724	51,683	7,725
- third parties	14,003	16,759	2,505
After 5 years
- third parties	—	—	—

	35,363	101,700	15,201

The minimum lease payments recognized as an expense for the financial year ended December 31, 2016, 2017 and 2018 amounted to RMB 30.2 million, RMB 30.7 million and RMB 49.8 million (US$7.4 million).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.	Commitments and contingencies (cont’d)

Operating lease commitments - Group as lessor

The Group leased out some of its assets, including surplus office and warehouse.

Future minimum rentals receivable under non-cancellable operating leases as at December 31 are as follows:

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Within 1 year
- related parties	184	1,248	187
- joint venture	—	2,308	345
- third parties	1,438	1,391	208
After 1 year but within 5 years
- related parties	268	1,030	154
- joint venture	—	9,087	1,358
- third parties	2,491	1,463	219
After than 5 years
- related parties	1,310	455	68
- joint venture	—	9,272	1,386

	5,691	26,254	3,925

Finance lease commitments

The Group has finance lease for office equipment and motor vehicles. The lease has term of renewal but no purchase options and escalation clause. Renewal is at the option of the Group.

Future minimum lease payments under finance lease together with the present value of the net minimum lease payments are as follows:

	31.12.2017		31.12.2018
	Minimum lease payments	Present value of payments	Minimum lease payments		Present value of payments
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000

Not later than one year	33	33	14	2	14	2
Later than one year but not later than five years	46	46	34	5	34	5

Total minimum lease payments	79	79	48	7	48	7
Less: Amount representing finance charges	*	*	*	*	*	*

Present value of minimum lease payments	79	79	48	7	48	7

*	Less than RMB 1 thousand (US$1 thousand)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.	Commitments and contingencies (cont’d)

Capital commitments

As of December 31, 2017 and 2018, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not paid amounting to RMB 409.5 million and RMB 774.5 million (US$115.8 million) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 6.

Investment commitments

As of December 31, 2017 and 2018, the Group has commitment of RMB Nil and RMB 58.8 million (US$8.8 million) relating to the Group’s interest in joint venture, respectively.

Letter of credits

As of December 31, 2017 and 2018, Yuchai had issued irrevocable letter of credits of RMB 1.9 million and RMB 93.5 million (US$14.0 million, respectively.

Product liability

The General Principles of the Civil Law of the People’s Republic of China imposes that manufacturers and sellers are liable for loss and injury caused by defective products. Yuchai and its subsidiaries do not carry product liability insurance. Yuchai and its subsidiaries have not had any significant product liability claims brought against them.

Environmental liability

China adopted its Environmental Protection Law in 1989, and the State Council and the Ministry of Ecology and Environment (formerly known as the Ministry of Environmental Protection) promulgate regulations as required from time to time. The Environmental Protection Law addresses issues relating to environmental quality, waste disposal and emissions, including air, water and noise emissions. Environmental regulations have not had a material impact on Yuchai’s results of operations. Yuchai delivers, on a regular basis, burned sand and certain other waste products to a waste disposal site approved by the local government and makes payments in respect thereof. Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards more feasible. Yuchai has built an air filter system to reduce the level of dust and fumes resulting from its production of diesel engines.

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

Year ended December 31, 2016	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000

Revenue
Total external revenue	13,576,842	66,353	—	—		13,643,195

Results
Interest income	51,235	1,919	10,080	(6,251)		56,983
Interest expense	(73,028)	(7,706)	(648)	6,251		(75,131)
Impairment of property, plant and equipment	(3,297)	—	—	—		(3,297)
Staff severance costs	(12,864)	—	—	—		(12,864)
Depreciation and amortization	(467,177)	(10,744)	(239)	—		(478,160)
Share of profit/(loss) of associates and joint ventures, net of tax	112	(3,724)	—	—		(3,612)
Income tax expense	(141,272)	(2,281)	(89)	(16,628	)(1)	(160,270)

Segment profit after tax	777,393	(4,548)	(20,255)	(16,628	)(1)	735,962

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.	Segment information (cont’d)

Year ended December 31, 2017	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000

Revenue
Total external revenue	16,140,622	57,197	—	—		16,197,819

Results
Interest income	94,760	1,803	11,833	(2,975)		105,421
Interest expense	(94,794)	(3,983)	(270)	2,975		(96,072)
Gain on disposal of subsidiaries	—	216,115	—	—		216,115
Gain on disposal of joint venture	—	107,976	—	—		107,976
Impairment of property, plant and equipment	(20,845)	—	—	—		(20,845)
Impairment of technology development cost	(40,000)	—	—	—		(40,000)
Staff severance cost	(107,732)	—	—	—		(107,732)
Depreciation and amortization	(433,921)	(9,990)	(270)	—		(444,181)
Share of profit of associates and joint venture	9,255	799	—	—		10,054
Income tax expense	(164,578)	(461)	(102)	(29,031	)(1)	(194,172)

Segment profit after tax	1,004,019	322,160	22,708	(29,031	)(1)	1,319,856

Total assets	19,623,882	451,096	2,440,532	(1,500,451)		21,015,059

Total liabilities	(9,857,637)	(66,920)	(28,026)	(100,572	)(2)	(10,053,155)

Other disclosures
Investment in joint ventures	193,476	2,626	—	—		196,102
Capital expenditure	259,068	975	1,390	—		261,433

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.	Segment information (cont’d)

Year ended December 31, 2018	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	US$’000

Revenue
Total external revenue	16,210,467	52,781	—	—		16,263,248	2,430,942

Results
Interest income	124,653	4,244	18,347	—		147,244	22,009
Interest expense	(107,609)	(403)	(327)	—		(108,339)	(16,194)
Impairment of property, plant and equipment	(30,173)	—	—	—		(30,173)	(4,510)
Staff severance cost	(28,018)	—	—	—		(28,018)	(4,188)
Depreciation and amortization	(428,199)	(5,355)	(331)	—		(433,885)	(64,855)
Share of profit of associates and joint venture	10,809	825	—	—		11,634	1,739
Income tax expense	(175,956)	(820)	(49)	(29,842	)(1)	(206,667)	(30,891)

Segment profit after tax	1,019,776	4,156	(19,690)	(29,842	)(1)	974,400	145,647

Total assets	20,636,155	441,040	2,081,220	(1,500,451)		21,657,964	3,237,315

Total liabilities	(10,318,492)	(55,404)	(29,592)	(106,922	)(2)	(10,510,410)	(1,571,039)

Other disclosures
Investment in joint ventures	220,176	2,636	—	—		222,812	33,305
Capital expenditure	403,179	2,643	73	—		405,895	60,671

Note:

(1)	This relates mainly to the withholding tax provisions for dividends from Yuchai.
(2)	Included here are mainly the cumulative withholding tax provision for dividends that are expected to be paid from income earned after December 31, 2007 by Yuchai.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.	Segment information (cont’d)

Geographic information

Revenue from external customers:

	31.12.2016	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	RMB’000	US$’000

People’s Republic of China	13,460,634	16,090,726	16,119,896	2,409,515
Other countries	182,561	107,093	143,352	21,427

	13,643,195	16,197,819	16,263,248	2,430,942

The revenue information above is based on the location of the customer.

Revenue from one customer group amounted to RMB 4,463.9 million (US$667.2 million) (2017: RMB 4,839.6 million; 2016: RMB 3,580.9 million), arising from sales by Yuchai segment.

Non-current assets

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

People’s Republic of China	4,524,988	4,665,990	697,447
Other countries	94,779	95,443	14,266

	4,619,767	4,761,433	711,713

Non-current assets for this purpose consist of property, plant and equipment, prepaid operating leases, investment in joint ventures and associates, investment property, intangible asset and goodwill.

32.	Financial risk management objectives and policies

The Group’s principal financial liabilities comprise loans and borrowings, trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has trade and other receivables, and cash and bank deposits that derive directly from its operations. The Group also holds quoted equity securities and enters into derivative transactions.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, quoted equity securities and derivative financial instrument.

The sensitivity analyses in the following sections relate to the position as at December 31, 2017 and 2018.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2018.

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

If interest rate had been 50 (2017: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2018 of the Group would increase/decrease by RMB 20.6 million (US$3.3 million) (2017: increase/decrease by RMB 22.0 million).

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

32.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2017
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Quoted equity securities	24,714	—	—	—	—
Trade and other receivables	725	—	34,727	469	—
Cash and bank balances	418,875	1,486	16,068	—	498
Financial liabilities	(14,715)	—	—	—	—
Trade and other payables	(13,748)	(10,857)	(5,574)	(35,505)	(24)

Net assets/(liabilities)	415,851	(9,371)	45,221	(35,036)	474

	31.12.2018
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Quoted equity securities	21,876	—	—	—	—
Trade and other receivables	693	25,827	12,149	675	—
Cash and bank balances	220,268	1,166	28,518	31,662	25
Financial liabilities	(15,126)	—	(501,014)	—	—
Trade and other payables	(13,952)	(17,452)	(7,060)	(41,828)	—

Net assets/(liabilities)	213,759	9,541	(467,407)	(9,491)	25

US$’000	31,952	1,426	(69,865)	(1,419)	4

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000
Singapore Dollar	41,585	21,376	3,195
Euro	(937)	954	143
US Dollar	4,522	(46,741)	(6,987)
Renminbi	(3,504)	(949)	(142)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

32.	Financial risk management objectives and policies (cont’d)

Equity price risk

The Group has investment in TCL which is quoted.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit before tax by the following amount:

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000
Statement of profit or loss	2,471	2,188	327

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

Trade receivables and contract assets

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

An impairment analysis is performed at each reporting date using a provision matrix. The provision rates are determined based on the profiles of the customers. The calculation reflects the reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The allowance account in respect of trade receivables is used to record expected credit losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the financial asset is considered irrecoverable and the amount charged to the allowance account is written off against the carrying amount of the impaired financial asset.

The Group’s historical experience in the collection of trade receivables and contract balances falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond the amount provided for collection losses are inherent in the Group’s trade receivables.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

32.	Financial risk management objectives and policies (cont’d)

Credit risk (cont’d)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Trade receivables
			Days past due
As at December 31, 2017	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Estimated total gross carrying amount at default	255,879	99,908	59,967	21,623	30,353	44,028
Expected credit loss	43,775	—	—	—	661	43,114

			Trade receivables
				Days past due
As at December 31, 2018	Total	Contract assets	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Expected credit loss rate	6.3%	—	—	0.1%	—	6.3%	75.1%
Estimated total gross carrying amount at default	483,020	44,434	281,250	47,561	25,862	47,209	36,704
Expected credit loss	30,586	—	—	30	—	2,990	27,566

At December 31, 2018, the Group had top 20 customers (2017: top 20 customers) that owed the Group more than RMB 114.2 million (US$17.1 million) (2017: RMB 57.2 million) and accounted for approximately 26.0% (2017: 22.4%) of trade receivables (excluding bills receivables) respectively. These customers are located in the PRC. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 20. The Group’s share of trade receivables of a joint venture which was used as collateral as security is disclosed in Note 6.

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

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	1 year or less	2 to 5 years	More than 5 years	Total
As at December 31, 2017	RMB’000	RMB’000	RMB’000	RMB’000

Financial assets
Trade and bills receivables	7,075,319	—	—	7,075,319
Other receivables, excluding tax recoverable	132,675	620	—	133,295
Cash and bank balances	6,029,207	—	—	6,029,207
Quoted equity securities	24,714	—	—	24,714

	13,261,915	620	—	13,262,535

Financial liabilities
Loans and borrowings	1,624,539	27,874	—	1,652,413
Trade and other payables (Note 26)	7,328,027	156,347	—	7,484,374
Other liabilities	33	46	—	79

	8,952,599	184,267	—	9,136,866

	1 year or less	2 to 5 years	More than 5 years	Total	Total
As at December 31, 2018	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

Financial assets
Contract assets	—	44,434	—	44,434	6,642
Trade and bills receivables	7,419,692	—	—	7,419,692	1,109,055
Other receivables, excluding tax recoverable	137,476	—	—	137,476	20,549
Cash and bank balances	6,128,522	—	—	6,128,522	916,058
Quoted equity securities	21,876	—	—	21,876	3,270
Derivative not designated as hedges – foreign exchange forward contract	4,529	—	—	4,529	677

	13,712,095	44,434	—	13,756,529	2,056,251

Financial liabilities
Loans and borrowings	2,033,519	15,196	—	2,048,715	306,231
Trade and other payables (Note 26)	7,008,592	160,091	—	7,168,683	1,071,537
Other liabilities	14	34	—	48	7

	9,042,125	175,321	—	9,217,446	1,377,775

China Yuchai International Limited

Notes to the Consolidated Financial Statements

33.	Capital management

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

	31.12.2017	31.12.2018	31.12.2018
	RMB’000	RMB’000	US$’000

Loans and borrowings (current and non-current) (Note 16(b))	1,626,341	2,016,092	301,355
Trade and other payables (current and non-current) (Note 26)	7,507,031	7,191,134	1,074,893
Less: Cash and bank balances (Note 21)	(6,029,207)	(6,128,522)	(916,058)

Net debts	3,104,165	3,078,704	460,190
Equity attributable to equity holders of the parent	8,334,287	8,395,849	1,254,966

Total capital and net debts	11,438,452	11,474,553	1,715,156

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2017 and 2018.

As disclosed in Note 24, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2017 and 2018.

34.	Fair value measurement

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2017:

Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Quoted equity securities:
Quoted equity shares – TCL (Note 19)	December 31, 2017	24,714	24,714	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

34.	Fair value measurement (cont’d)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2018:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Quoted equity securities:
Quoted equity shares – TCL (Note 19)	December 31, 2018	21,876	21,876	—	—
Derivative financial assets:
Foreign exchange forward contract – USD(i) (Note 19)	December 31, 2018	4,529	—	4,529	—
Debt financial assets(ii):
Bill receivables (Note 20)	December 31, 2018	6,981,106	—	6,981,106	—

Note:

(i)

Forward currency contracts are valued using a valuation technique with market observable inputs. The most frequently applied valuation techniques include forward pricing, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates.

(ii)	The fair value of the Group’s debt financial assets is measured based on quoted market interest rates of similar instruments.

There have been no transfers between Level 1 and Level 2 during 2018 and 2017.

35.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Financial assets at amortised costs	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000

As at December 31, 2017

Financial assets
Quoted equity securities	19	24,714	—	—	24,714
Trade and bill receivables	20	—	7,031,544	—	7,031,544
Other receivables	20	—	133,295	—	133,295
Cash and bank balances	21	—	6,029,207	—	6,029,207

		24,714	13,194,046	—	13,218,760

Financial liabilities
Trade and other payables	26	—	—	7,432,987	7,432,987
Loans and borrowings	16(b)	—	—	1,626,341	1,626,341
Other liabilities	16(a)	—	—	79	79

		—	—	9,059,407	9,059,407

China Yuchai International Limited

Notes to the Consolidated Financial Statements

35.	Financial assets and financial liabilities (cont’d)

	Note	Financial assets at fair value through profit or loss	Financial assets at amortised costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

As at December 31, 2018

Financial assets
Quoted equity securities	19	21,876	—	—	—	21,876	3,270
Derivative not designated as hedges – foreign exchange forward contract	19	4,529	—	—	—	4,529	677
Trade and bill receivables	20	—	408,000	6,981,106	—	7,389,106	1,104,483
Other receivables	20	—	137,476	—	—	137,476	20,549
Cash and bank balances	21	—	6,128,522	—	—	6,128,522	916,058

		26,405	6,673,998	6,981,106	—	13,681,509	2,045,037

Financial liabilities
Trade and other payables	26	—	—	—	7,129,860	7,129,860	1,065,734
Loans and borrowings	16(b)	—	—	—	2,016,092	2,016,092	301,355
Other liabilities	16(a)	—	—	—	48	48	7

		—	—	—	9,146,000	9,146,000	1,367,096

Quoted equity securities relates to the Group’s investment in TCL, which is a company listed on the Main Board of the Singapore Exchange and is involved in investment in real estate and marketing & distributing brands in beauty, wellness and lifestyle categories. Fair values of the quoted equity shares are determined by reference to published price quotations in an active market.

Financial assets/liabilities through profit or loss reflect the positive/negative change in fair value of the foreign exchange forward contract that is not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk.

Changes in liabilities arising from financing activities

	January 1, 2017	Cash flows	Foreign exchange movement	Translation reserve	Others	December 31, 2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at December 31, 2017

Loans and borrowings
- current	894,136	705,109	755	—	—	1,600,000
- non-current	16,270	9,376	879	(184)	—	26,341
Obligations under finance leases
- current	38	(38)	—	9	24	33
- non-current	70	—	—	—	(24)	46

Total liabilities from financing activities	910,514	714,447	1,634	(175)	—	1,626,420

China Yuchai International Limited

Notes to the Consolidated Financial Statements

35.	Financial assets and financial liabilities (cont’d)

Changes in liabilities arising from financing activities (cont’d)

	January 1, 2018	Cash flows	Foreign exchange movement	Translation reserve	Others	December 31, 2018	December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

As at December 31, 2018

Loans and borrowings
- current	1,600,000	400,320	694	—	—	2,001,014	299,101
- non-current	26,341	(11,756)	(305)	798	—	15,078	2,254
Obligations under finance leases
- current	33	(33)	—	—	14	14	2
- non-current	46	—	—	2	(14)	34	5

Total liabilities from financing activities	1,626,420	388,531	389	800	—	2,016,140	301,362

The ‘Others’ column includes the effect of reclassification of non-current portion of loans and borrowings, including obligations under finance leases due to the passage of time.