Form 20-F
period 2019-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2020-04-30
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

16 Raffles Quay #39-01A

Hong Leong Building

Singapore 048581

(Address of Principal Executive Offices)

Phung Khong Fock Thomas

Chief Financial Officer

16 Raffles Quay

#39-01A Hong Leong Building

Singapore 048581

Tel: +65 6220 8411

Fax: +65 6221 1172

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value US$0.10 per Share	CYD	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, 40,858,290 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

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

Certain Definitions and Supplemental Information

All references to “China”, “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar” or “US$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore; all references to “RM” are to Ringgit, the legal tender currency of Malaysia. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 7.0851 = US$1.00, the rate quoted by the People’s Bank of China, or the PBOC, on March 31, 2020, (ii) from Singapore dollar to US dollar at the rate of S$1.4215 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020, and (iii) from Ringgit to US dollar at the rate of RM 4.3130 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

As used in this Annual Report, unless the context otherwise requires, the terms “the Company”, “the Group”, “CYI”, “we”, “us”, “our” and “our company” refer to China Yuchai International Limited and its subsidiaries. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited and its subsidiaries and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory, or Yulin Diesel, which was founded in 1951 and became a state-owned enterprise in 1959. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Group Company, which became a shareholder of Yuchai. All references herein to “the GY Group” are to Guangxi Yuchai Machinery Group Company (formerly known as Guangxi Yuchai Machinery Holdings Company, and also Guangxi Yuchai Machinery Group Company Limited) and its subsidiaries. All references to “HLGE” are to HL Global Enterprises Limited (formerly known as HLG Enterprise Limited); and all references to the “HLGE group” are to HLGE and its subsidiaries. All references to “TCL” are to Thakral Corporation Ltd; and all references to the “TCL group” are to TCL and its subsidiaries.

As of December 31, 2019, 40,858,290 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 40,858,290. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 40,858,290 for 2019. As of March 31, 2020, 40,858,290 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards. All references to Tier-2, Tier-3 and Tier-4 emission standards are to emission standards adopted by the Ministry of Environmental Protection of the People’s Republic of China (superseded by the Ministry of Ecology and Environment of the People’s Republic of China in 2018, or the “MEE”) applicable to diesel engines used in off-road machinery.

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

As previously disclosed in our Annual Report for the year ended December 31, 2018, our audited consolidated financial statements as of and for the year ended December 31, 2018 reflected the first year of adoption of standards IFRS 15 — Revenue from Contracts with Customers (“IFRS 15”). The transition was applied using the full retrospective method from January 1, 2016, and accordingly our audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017 were then restated. The audited consolidated financial statements as of and for the year ended December 31, 2015 were not restated for the retrospective application of IFRS 15. In addition, the financial and operational data as of and for the years ended December 31, 2016, 2017, 2018 and 2019 included in this Annual Report reflect Yuchai’s revision of its classification system for light-, medium- and heavy-duty engines, which was implemented in 2018. Under the revised classification system, light-duty engines have engine capacity of 3.8 liters or less; medium-duty engines have engine capacity of between 3.8 liters and 7.0 liters; and heavy-duty engines have engine capacity of more than 7.0 liters. In addition to engine capacity, the new classification system takes into account the commercial application of the engines by original equipment manufacturers. For example, certain 4-cylinder engines that were previously classified as light-duty engines have been reclassified as medium-duty engines to the extent that they have application in the light- and medium-duty segments.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2020 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

•

the recent COVID-19 outbreak and its effects on our business and results of operations, and any future outbreak of communicable diseases or viral epidemics and their potential effects on our business and results of operations;

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

•	the effects of competition and excess capacity in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of previously reported material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivables;

•	our dependence on Dongfeng Automobile Co., Ltd. and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd.;

•	our ability to successfully manage and implement our joint ventures to manufacture and sell our engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of fluctuating interest rates in China on our borrowing costs or the availability of funding;

•	the effects of inflation and deflation on our financial condition and results of operations;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•

the effects of uncertainties in the Chinese legal system, which could limit the legal protection available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•

the effects of changes to the international, regional and economic climate and market conditions in countries that may adversely impact on our operations as well as domestic and export sales performance; and

•

the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics (including but not limited to the recent COVID-19 global outbreak) that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.

Our actual results, performance, or achievement may differ from those expressed in, or implied by, the forward-looking statements contained in this Annual Report. Accordingly, we can give no assurances that any of the events anticipated by these forward-looking statements will transpire or occur or, if any of the foregoing factors or other risks and uncertainties described elsewhere in this Annual Report were to occur, what impact they will have on these forward-looking statements, including the results of our operations or financial condition. In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. We expressly disclaim any obligation to publicly revise any forward-looking statements contained in this Annual Report to reflect the occurrence of events after the date of this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2018 and 2019, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2017, 2018 and 2019 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2015, 2016 and 2017, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2015 and 2016 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been prepared in conformity with IFRS.

As previously disclosed in our Annual Report for the year ended December 31, 2018, our audited consolidated financial statements as of and for the year ended December 31, 2018 reflected the first year of adoption of standards IFRS 15. The transition was applied using the full retrospective method from January 1, 2016, and accordingly our audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017 were then restated. The audited consolidated financial statements as of and for the year ended December 31, 2015 were not restated for the retrospective application of IFRS 15.

The selected financial information as of and for the years ended December 31, 2017, 2018 and 2019 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of December 31, 2019, we had a 48.9% interest in the outstanding ordinary shares of HLGE and a 2.78% interest in the outstanding ordinary shares of TCL. As of March 31, 2020, our interest in the outstanding ordinary shares of HLGE remained unchanged and our interest in the outstanding ordinary shares of TCL was reduced to 2.57%.

Relating to our interest in HLGE:

On January 13, 2012, our wholly-owned subsidiary, Grace Star Services Limited (“Grace Star”) transferred 24,189,170 Series B redeemable convertible preference shares in the capital of HLGE (the “Trust Preference Shares”) to Amicorp Trustees (Singapore) Limited (the “Trustee”) pursuant to a trust deed entered into between HLGE and the Trustee (the “Trust”). On January 16, 2012, the Trust Preference Shares were mandatorily converted into 24,189,170 new ordinary shares in the capital of HLGE (the “Trust Shares”) resulting in our shareholding interest in HLGE decreasing from 49.4% to 48.1%. On April 4, 2012, as a result of the conversion of all the outstanding Series A redeemable convertible preference shares held by our wholly-owned subsidiaries, Venture Delta Limited (“Venture Delta” or “VDL”) and Grace Star, into new ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased from 48.1% to 48.9%.

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2019. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2019 and March 31, 2020. We consolidate the results of HLGE as a subsidiary. See Note 1.3 to the accompanying consolidated financial statements in Item 18.

Relating to our interest in TCL:

Since fiscal year 2010, we have gradually reduced our total shareholding in TCL. We classify our shareholding in TCL as quoted equity securities. On March 27, 2019, W Capital Markets Pte. Ltd., for and on behalf of Prime Trade Enterprises Limited (the “Offeror”), an investment holding company ultimately owned and controlled by certain members of the Thakral family, announced a voluntary conditional cash partial offer (the “Partial Offer”) to acquire approximately 20% of the total issued shares of TCL. Pursuant to the Partial Offer, VDL tendered an aggregate of 4,782,764 shares in TCL to the Offeror, comprising: (i) VDL’s acceptance of the Partial Offer of 28.9% of VDL’s shares in TCL (comprising 2,925,450 shares) (“Relevant Percentage Offer Shares”); and (ii) the shares tendered by VDL in excess to the Relevant Percentage Offer Shares and accepted by the Offeror under the Partial Offer (comprising 1,857,314 shares) (“Excess Shares”), (the Relevant Percentage Offer Shares and Excess Shares collectively referred to as “VDL Total Tendered Shares”). The cash consideration of S$0.50 per share under the Partial Offer amounts to a total consideration of S$2.39 million for the 4,782,764 VDL Total Tendered Shares. The transfer of the VDL Total Tendered Shares to the Offeror was completed on April 30, 2019. Thereafter, we have continued to reduce our shareholding in TCL, with our total shareholding interest in TCL being 2.78% as of December 31, 2019 and 2.57% as of March 31, 2020. We would consider disposing of our remaining shareholding in TCL in due course.

For further information on the Company’s investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

	Year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except per share data)
Selected Consolidated Statement of Profit or Loss Data:
Revenue	13,733,437	13,643,195	16,197,819	16,263,248	18,016,085	2,542,813
Gross profit	2,790,572	2,972,452	3,356,051	3,092,021	3,105,841	438,362
Research and development costs	(506,955)	(588,007)	(608,181)	(447,668)	(492,204)	(69,470)
Other operating income, net	19,337	95,355	509,398	192,680	338,486	47,775
Operating profit	805,180	979,527	1,604,413	1,282,521	1,146,081	161,760
Share of results of associates and joint ventures	(2,691)	(3,612)	10,054	11,634	19,034	2,686
Profit before tax	686,138	896,232	1,514,028	1,181,067	1,033,319	145,844
Income tax expense	(176,818)	(160,270)	(194,172)	(206,667)	(172,619)	(24,364)
Profit for the year	509,320	735,962	1,319,856	974,400	860,700	121,480
Attributable to:
Equity holders of the parent	341,108	525,177	888,809	695,266	604,914	85,378
Non-controlling interests	168,212	210,785	431,047	279,134	255,786	36,102
Basic and diluted earnings per common share attributable to ordinary equity holders of the parent (RMB/US$ per share)	8.81	13.12	21.80	17.02	14.81	2.09
Profit for the year per share (RMB/US$ per share)	13.16	18.39	32.38	23.85	21.07	2.97
Weighted average number of shares	38,712	40,017	40,765	40,858	40,858	40,858

	As of December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	4,366,413	5,498,043	6,621,162	6,861,641	6,173,249	871,300
Property, plant and equipment	4,329,544	4,127,185	3,824,018	3,756,542	4,210,444	594,267
Trade and other receivables	7,563,715	7,495,209	7,416,554	7,785,287	8,190,293	1,155,988
Total assets	18,815,602	18,515,746	21,015,059	21,657,964	23,854,191	3,366,811
Trade and other payables	6,192,190	6,689,771	7,507,031	7,191,134	8,644,393	1,220,081
Short-term and long-term loans and borrowings	2,455,704	910,406	1,626,341	2,016,092	2,055,046	290,052
Non-controlling interests	2,190,452	2,317,982	2,627,617	2,751,705	2,805,856	396,022
Issued capital	1,955,720	2,059,076	2,081,138	2,081,138	2,081,138	293,734
Equity attributable to equity holders of the parent	7,239,617	7,735,672	8,334,287	8,395,849	8,767,529	1,237,460

	Year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	1,686,718	2,276,087	1,420,167	670,601	1,583,016	223,431
Net cash (used in)/from investing activities	(25,496)	(572,031)	76,570	(79,992)	(810,477)	(114,391)
Net cash (used in)/from financing activities	(485,535)	(1,553,986)	280,862	(449,525)	(589,429)	(83,193)
Effect of foreign currency exchange on cash and cash equivalents	7,332	29,480	(41,189)	28,482	10,268	1,448
Net increase in cash and cash equivalents	1,183,019	179,550	1,736,410	169,566	193,378	27,295

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 7.0851 = US$1.00, the rate quoted by the PBOC at the close of business on March 31, 2020. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on March 31, 2020 or any other date. The rate quoted by the PBOC at the close of business on December 31, 2019 was RMB 6.9762 = US$1.00.

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

Any determination by the Company to declare a dividend will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a six-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year /in the fiscal year (in thousands)
2015	US$1.10 (2)	RMB 271,058 (3)
2016	US$0.85 (4)	RMB 318,050(5)
2017	US$0.90 (6)	RMB 234,923(7)
2018	US$2.21(8)	RMB 307,207(9)
2019	US$0.85(10)	RMB 307,207(11)
2020	US$0.85(12)	—

(1)

Dividends paid by Yuchai are declared in Renminbi and paid to us in a mix of US dollar and Renminbi based on the exchange rates at local designated foreign exchange banks on the respective payment dates.

(2)

On May 22, 2015, we declared a dividend of US$1.10 per ordinary share amounting to a total of US$42.0 million for fiscal year 2014 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$23.4 million in cash and 1,102,634 ordinary shares.

(3)

The dividend declared by Yuchai for fiscal year 2015 was paid to us on May 26, 2016. For the dividend paid for fiscal year 2015, RMB 27.0 million was paid in Renminbi and the remaining RMB 244.1 million was paid in US dollar at an exchange rate of RMB 6.5636 = US$1.00.

(4)

On May 12, 2016, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$33.4 million for fiscal year 2015 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$17.8 million in cash and 1,413,760 ordinary shares.

(5)	The dividend declared by Yuchai for fiscal year 2016 was paid to us on May 19, 2017. For the dividend paid for the fiscal year 2016, RMB 318.0 million was paid in Renminbi.
(6)

On May 24, 2017, we declared a dividend of US$0.90 per ordinary share amounting to a total of US$36.6 million for fiscal year 2016 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$34.7 million in cash and 99,790 ordinary shares.

(7)	The dividend declared by Yuchai for fiscal year 2017 was paid to us between May 25, 2018 and May 29, 2018. For the dividend paid for the fiscal year 2017, RMB 234.9 million was paid in Renminbi.
(8)

On June 19, 2018, we declared a dividend of US$0.73 per ordinary share and a special dividend of US$1.48 per ordinary share amounting to a total of US$90.3 million for fiscal year 2017. This dividend was paid to our shareholders on July 10, 2018.

(9)	The dividend declared by Yuchai for fiscal year 2018 was paid to us on June 11, 2019 and June 12, 2019. For the dividend paid for the fiscal year 2018, RMB 307.2 million was paid in Renminbi.
(10)	On June 24, 2019, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for fiscal year 2018. The dividend was paid in cash to our shareholders on July 19, 2019.
(11)

The dividend declared by Yuchai for fiscal year 2019 has been approved for payment by Yuchai’s Board of Directors. It will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2019 and approval by Yuchai’s shareholders.

(12)

On April 3, 2020, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for fiscal year 2019. The dividend will be paid in cash on July 31, 2020 to shareholders of record as of the close of business on July 16, 2020.

Risk Factors

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of March 31, 2020, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 17,059,154 or approximately 41.75%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 23.30% of the outstanding shares of our Common Stock and has, since August 2002 been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 18.45% of the outstanding shares of our Common Stock as of March 31, 2020. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

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

•

changes in general economic conditions, arising from a slowdown in the global economy in 2020 and beyond, escalation or continuation of trade tensions between the United States and China, heightened policy uncertainty especially regarding trade, financial market disruptions amid global financing conditions, and heightened geopolitical tensions globally, the economic effects from the withdrawal of the United Kingdom from the European Union and communicable diseases such as SARS and COVID-19. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy;”

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

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2019. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Common Stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our group (if any). If our group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether we are or are not treated as a CFC(although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by CFCs, whether or not we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a CFC or whether such investor is treated as a United States shareholder with respect to any of such CFCs or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in the Common Stock.

Risks relating to our company and our business

Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations.

We face risks related to health epidemics or outbreaks of communicable diseases. Since December 2019, an outbreak of a novel strain of coronavirus (COVID-19) spread rapidly in China and globally. In an effort to contain the spread of the virus, many countries, including China, the United States and across Europe, have imposed restrictions on travel and in-person gatherings, suspensions of public events, business closures, quarantines and lock-downs, resulting in a substantial reduction in economic activity. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Our operations and those of our suppliers are predominantly based in China and therefore have been adversely affected by the foregoing measures and recovery is ongoing. The market outlook for automobile industry sales has deteriorated, national and global economic growth have slowed and the liquidity and financial conditions of some of our customers may have weakened. We have experienced and are continuing to experience increased supply lead times, supply disruptions, reduced manufacturing capacity and limited transport and shipping options from and to affected regions. Yuchai resumed operations in mid-February 2020 at a relatively small scale due to the shortage of engine components and materials as a result of continuing supply chain disruptions. Utilization rate surpassed 50% in mid-March 2020 and ramp up is continuing. Even though Yuchai’s business is currently operational, its operational efficiency may still be adversely affected by the COVID-19 pandemic due to the ongoing outbreak of COVID-19 in countries around the world and the threat of a possible resurgence of the virus in China. We cannot assure you that the ongoing COVID-19 outbreak will not lead to additional factory closures, workforce shortages, supply chain disruptions, transportation disruptions or similar consequences in the future.

While the COVID-19 pandemic is ongoing and its dynamic nature makes it difficult to forecast the pandemic’s effects on the results of our operations for 2020 and in subsequent years, as of the date of this Annual Report, we expect a decline in both production and sales in the first quarter of 2020 compared to the same period of 2019 with potential continuing impact in subsequent periods. The COVID-19 pandemic may not be contained in the near future, or at all, and a similar outbreak could occur again. If the COVID-19 pandemic, the slowdown in economic growth and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition and results of operations.

In general, our business had in the past and in the future could be adversely affected by the outbreak of communicable diseases, such as COVID-19, severe acute respiratory syndrome (SARS), the H1N1 and H5N1 influenza viruses, Ebola or Zika fever. Such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries, as well as our business, financial condition or results of operations.

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.

Our operations and performance depend significantly on economic conditions in China and globally. The global outbreak and spread of the COVID-19 have spurred uncertainty about the short-term prospects of the Chinese and the global economy and the degree of disruption of trade and supply chains across borders while global manufacturing activity remains at a cyclical low. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand.

A steep productivity growth slowdown has been underway in emerging and developing economies amid the global spread of COVID-19 and the pandemic’s dynamic nature makes economic forecasts inherently unreliable.

Political and social unrest in Latin America threatens to derail economic recovery in the region, while heightened geopolitical tensions in the Middle East have increased the risk of an escalating conflict.

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

According to the National Bureau of Statistics, China’s GDP grew by 6.1% in 2019, compared with 6.6% in 2018. Despite the gradual growth in China in response to the Chinese government’s planned reform of the economy, downside risks remain. In the World Bank’s latest report published on March 31, 2020, China GDP growth in 2020 is projected to slow to 2.3% in the baseline scenario, or as low as 0.1% in the lower-case scenario. The World Bank also stated in its report that precise growth forecasts were difficult, given the rapidly changing situation. Aside from the ongoing COVID-19 global pandemic, the main short-term risk is the unwinding of high leverage in sectors with excess capacity, namely the manufacturing, industrial and real estate sectors. This may result in a sharper-than-expected slowdown in investment and hence in aggregate demand. There have been increasing concerns over China’s current debt levels which continue to trend upwards, resulting in fears over possible defaults by local banks, corporate entities including state-owned enterprises and local provincial governments. The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may be adversely affected by changes in Chinese government policies.

The diesel engine business in China is dependent in large part on Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by Chinese government policies.

Our business is dependent on the state of the commercial vehicle market in China. According to CAAM, the sales of commercial vehicles have experienced fluctuations over the years primarily as a result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In 2017, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 3.1 million units, an increase of 16.9% compared with 2016, primarily due to an increase of 19.5% in the truck market as stricter enforcement of anti-overloading regulations and increasing demand in logistics services resulted in higher sales. The bus market remained weak experiencing a 0.7% decline in overall sales with heavy-duty bus sales up 0.1% compared with 2016. In 2018, the diesel engine market was affected by factors such as the weakening influence of the Chinese government’s anti-overloading policy, a “Blue Sky Protection” campaign launched by the Chinese government, diminishing use of the trans-cities highway transportation system in favor of rail transport and the forthcoming implementation of National VI emission standards. In 2018, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 3.1 million units, being flat compared with 2017. The truck market decreased by 1.3%, mainly attributed to a 22.3% decline in the medium-duty segment, which was partially offset by the growth of 2.7% in the heavy-duty segment. The bus market continued to weaken in 2018, resulting in a 5.3% decline in bus sales compared to 2017. In 2019, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 2.9 million units, a 4.5% decline from 2018. The truck market decreased by 4.7%, mainly attributed to a 21.7% decline in the medium-duty segment and an 8.0% decline in the light-duty segment, which was partially offset by the growth of 2.1% in the heavy-duty segment. In the bus market, bus sales declined 2.6% compared to 2018. In past years, the Chinese government had introduced incentives to encourage purchases of electric-powered vehicles to curb air pollution in major cities, resulting in increased sales of electric-powered commercial vehicles, particularly in the light-duty segment. As a result of these initiatives, combustion bus engine sales volume in China and our share of the bus market had gradually decreased. The government’s incentives for the purchase of electric buses were substantially reduced in the last few years. For details, see “Item 5. Operating and Financial Review and Prospects — Overview.”

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014 -2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020. Premier Li Keqiang in his 2017 annual policy report acknowledged the continued concerns over environmental pollution and stated that the Chinese government would increase the pace of progress to improve the environment, especially air quality. The measures to be adopted include tackling the sources of pollution in key industries, strengthening control over exhaust emitted by motor vehicles through the prohibition of use of higher emission vehicles, improving the quality of fuel and promoting the use of clean energy vehicles and the strict enforcement of environment laws and regulations. China’s 13th Five Year Plan covering the years 2016 to 2020, which was formerly adopted at the National People’s Congress in Beijing in March 2016, seeks to reduce energy consumption by 15% and carbon emissions by 18% by 2020. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws. The reforms are being phased in on a pilot basis in 17 provinces and autonomous regions. As part of the reforms, in 2016, the State Council dispatched central environmental inspection teams made up of ministerial level officials to 15 provincial areas, including Beijing, Shanghai and Guangzhou, to monitor local conditions and encourage provincial governments to fulfill their environmental protection responsibilities, resulting in disciplinary actions against a number of government officials and the imposition of fines for environmental violations. In addition, in February 2017, China’s Environment Minister announced a month-long special inspection on air quality across Beijing and Tianjin municipalities and Hebei, Shanxi, Shandong and Henan provinces to check on the implementation of pollution control measures by both local governments and companies. On April 10, 2017, the Ministry of Environmental Protection issued its 13th Five-Year Plan for National Environmental Protection Standards. The Plan calls for the amendment of existing environmental protection standards and the implementation of new environmental protection standards, including in relation to air quality and pollution emission control, environment detection and basic environment standards and environmental management standards. On November 15, 2018, the MEE announced that the Chinese government would implement a system that localizes environmental monitoring, supervision, and law enforcement activities below the provincial level under the supervision of environmental protection authorities at higher levels of government. Although a series of policy and reform measures have been formulated to create a sustainable environment for the rapid growth of the energy saving and environmental protection industry, there is no assurance that these measures will be successful. We cannot assure you that the Chinese government will not change its policies in the future. Such policy changes may de-emphasize the use of diesel engines and encourage increased use of cleaner energy alternatives, and any such changes will adversely affect our financial condition, results of operations, business or prospects. The government incentive schemes have, from time to time contributed to an increase in our engine sales in the past. However, since government incentive schemes may be changed from time to time, there can be no assurance that sales of our engines will continue to grow at the same compound annual growth rate for the last ten years as in the past or at all.

Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.

We own 76.4% of the outstanding shares of Yuchai, and one of our primary sources of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber Investments Limited, or Coomber, entered into the Reorganization Agreement in April 2005, as amended in December 2005 and November 2006, and agreed on a restructuring plan intended to be beneficial to our shareholders. In June 2007, we, along with Yuchai, Coomber and the GY Group, entered into the Cooperation Agreement. The Cooperation Agreement amends certain terms of the Reorganization Agreement and as so amended, incorporates the terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the GY Group to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million that was due from Yuchai. For more information on these agreements see “Item 4. Information on the Company — History and Development.” No assurance can be given as to when the business expansion requirements relating to Yuchai as contemplated by the Reorganization Agreement and the Cooperation Agreement will be fully implemented, or that implementation of the Reorganization Agreement and the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.

In addition, the Reorganization Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. One of the goals of this business expansion and diversification plan is to reduce our financial dependence on Yuchai. Subsequently, we acquired strategic stakes in HLGE and TCL (which we have since substantially divested). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Nonetheless, no assurance can be given that we will be able to successfully expand and diversify our business. We may also not be able to continue to identify suitable acquisition opportunities, or secure funding to consummate such acquisitions or successfully integrate such acquired businesses within our operations. Any failure to implement the terms of the Reorganization Agreement and Cooperation Agreement, including our continued expansion and diversification, could have a material adverse effect on our financial condition, results of operations, business or prospects. Additionally, although the Cooperation Agreement amends certain provisions of the Reorganization Agreement and also acknowledges the understandings that have been reached between us and the GY Group to jointly undertake efforts to expand and diversify the business of Yuchai, no assurance can be given that we will be able to successfully implement those efforts or as to when the transactions contemplated therein will be consummated.

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

Although we own 76.4% of the outstanding shares of Yuchai, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s Chinese shareholders regarding our investment in Yuchai, we may have to rely on the Chinese legal system for remedies. The Chinese legal system may not be as effective as compared to other more developed countries, such as the United States. See “Item 3. Key Information — Risk Factors — Risks relating to China — The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.” We have in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s Chinese shareholders in the daily management and operation of Yuchai. We have in the past also experienced problems from time to time in obtaining the assistance and cooperation of the GY Group in dealing with various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement, the Reorganization Agreement and the Cooperation Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors. Yuchai’s Articles of Association have been amended and such amended Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009, entitle the Company to elect nine of Yuchai’s thirteen directors, thereby reaffirming the Company’s right to effect all major decisions relating to Yuchai. While Yuchai has affirmed the Company’s continued rights as Yuchai’s majority shareholder and authority to direct the management and policies of Yuchai, no assurance can be given that disagreements and difficulties with Yuchai’s management and/or Yuchai’s Chinese shareholders will not recur, including implementation of the Reorganization Agreement and the Cooperation Agreement, corporate governance matters or related party transactions. Such disagreements and difficulties could ultimately have a material adverse impact on our consolidated financial position, results of operations and cash flows.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ended December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective for the financial years ended December 31, 2012 to 2019. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting for the financial years ended December 31, 2012 to 2019.

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

Our sales are concentrated among the Dongfeng Group, which includes Dongfeng Automobile Co., Ltd., one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd. In 2019, sales to the Dongfeng Group accounted for 28.9% of our total revenue, of which sales to our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Special Truck Company of Dongfeng Commercial Vehicle Xinjiang Co., Ltd., accounted for 9.0% and 7.1%, respectively. In 2019, our sales to our top five customers, including the Dongfeng Group, accounted for 40.3% of our total revenue. Although we consider our relationship with the Dongfeng Group and the other top four customers to be good, the loss of one or more of the companies within the Dongfeng Group as a customer or any one of our other top four customers whether singly or combined together would have a material adverse effect on our financial condition, results of operations, business or prospects.

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

In 2015, China government issued the first ten-year action plan for China to become a leading manufacturing nation, namely Made In China 2025, putting forward “energy saving and new energy vehicles” as one of the key development area in vehicle industry. New energy vehicles (“NEVs”) are defined as vehicles powered by alternative sources of energy instead of fossil fuel-powered engines, such as the diesel and natural gas engines that we produce. NEVs include hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles.

The Chinese government had introduced incentives to encourage purchases of electric-powered vehicles to curb air pollution in major Chinese cities. As a result of these initiatives, combustion bus engine sales volume in China and our share of the bus market had gradually decreased. According to CAAM, the sales of electric-powered commercial vehicles increased by approximately 5.3% in 2018 to 186,377 units compared to 176,980 units in 2017. The government’s incentives for the purchase of electric buses were substantially reduced in the last few years and the sales of electric-powered commercial vehicles decreased by approximately 25.0% to 139,822 units in 2019.

At the legislative session of the National People’s Congress in March 2017, the Chinese government reiterated its push for greater use of NEVs and encouraged more innovation to accelerate the sector’s development. The Chinese government announced in its March 2018 Work Report to the National People’s Congress that it would grant a three-year extension of the preferential policy for NEVs and continue to explore the field of NEVs. The Chinese government’s March 2019 Work Report reaffirmed that it would continue implementing preferential policies for NEV purchases. Since December 2016, China had gradually reduced subsidies for NEVs and expects to substantially reduce all financial assistance by the end of 2020. In January 2020, the Ministry of Industry and Information Technology (“MIIT”) said that the Chinese government’s NEV subsidy policy will remain relatively stable in 2020 and there will not be significant cuts. The Chinese government policy changes reflect the government’s determination to continue to accelerate the development of the new energy automobile industry while allowing China’s commercial vehicle market to gradually shift from being “policy-driven” to “market-driven”. On March 31, 2020, the State Council announced an extension of the NEV incentive scheme for two years.

If the market for electric-powered vehicles continues to develop or develops more quickly than we expect, the additional competition resulting from the growing NEV development could reduce demand for our engines, which could adversely affect our business, financial condition, results of operations and prospects.

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

We have entered into several joint ventures in order to expand our product portfolio. There can be no assurance that our joint ventures will be successful or profitable. We have recognized impairment losses in the past related to our investments in the joint ventures and may do so again in the future. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment and shareholding changes. We have entered into the following joint ventures:

•

On August 28, 2018, we announced that a Yuchai subsidiary had entered into an agreement with Eberspaecher Exhaust Technology International GmbH (“Eberspaecher”) to set up a joint venture to develop, produce and market new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery to meet the National VI emission standards. The joint venture entity, Eberspaecher Yuchai Exhaust Technology Co., Ltd., was incorporated on December 5, 2018, with Eberspaecher and the Yuchai subsidiary holding 51% and 49% interests, respectively. In May 2019, the renovation of the joint venture’s plant was completed. Trial production commenced in the fourth quarter of 2019.

•

On February 19, 2016, we announced that Yuchai had entered into an agreement with MTU Friedrichshafen GmbH (“MTU”). a subsidiary of Rolls-Royce Power Systems, to set up a 50-50 joint venture, for the production, under license from MTU, of MTU diesel engines in China. The joint venture entity, MTU Yuchai Power Company Limited, was incorporated on January 18, 2017 and is based at Yuchai’s primary manufacturing facilities in Yulin. The joint venture produces MTU Series 4000 diesel engines compliant with Tier-3 emission standards and power outputs ranging from 1,400 to 3,490 kW, primarily for the Chinese off-highway market, in particular for power generation and oil and gas applications. On April 9, 2018, the joint venture announced the launch of its first MTU Series 4000 engine produced in China.

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

•

In April 2007, Yuchai entered into an Equity Joint Venture Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited to form two joint venture companies for the development, production and sale of the 4Y20 diesel engine and parts for passenger vehicles. In May 2012, Yuchai exited from the joint venture in Zhejiang Province and increased its stake in the other joint venture in Jining, Shandong Province (“Jining Yuchai”) through a share swap agreement that gave Yuchai a 70% shareholding in Jining Yuchai, with Geely maintaining its 30% shareholding. In September 2014, Yuchai divested its entire 70% shareholding in Jining Yuchai but continued to consolidate the financial results of Jining Yuchai as a result of various contractual arrangements that allowed Yuchai to exercise effective control over Jining Yuchai. In November 2017, Yuchai acquired the entire equity interest in Jining Yuchai from an independent third party pursuant to the irrevocable option to acquire the shares in Jining Yuchai granted to Yuchai. Accordingly, Yuchai continues to consolidate the financial results of Jining Yuchai. The technology for the 4Y20 diesel engine is owned by Jining Yuchai. As of December 31, 2019, the accumulated impairment loss recorded on technology know-how relating to the 4Y20 engine platform was RMB 126.7 million. See “Item 5. Impairment of long-lived assets, including goodwill and intangible assets.”

We have developed natural gas engines to expand our products portfolio. There can be no assurance, however, that these activities will be profitable. Since 2013, Yuchai has produced a full portfolio of natural gas engines to complement its existing suite of diesel engines at its main manufacturing facility at Yulin City, Guangxi Zhuang Autonomous Region. The existing portfolio comprises natural gas engines for both on-road and off-road applications, all of which are compliant with China’s National V and National VI emission standards. In 2018, Yuchai introduced four models of gas engines, YCS04N, YCK13N, YCK15N and YCA07N, compliant with National VI and Tier-4 emission standards for both on-road and off-road applications. In 2019, Yuchai introduced the model YCK11N engine for the heavy-duty truck market. The main applications of Yuchai’s natural gas engines are in the bus, truck and power generator sectors. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Other products and services” for more information on Yuchai’s natural gas engines.

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

There can be no assurance that a sustainable market for natural gas vehicles will develop in China or in other countries around the world or that our initiative to increase our market share in the natural gas engine market will be successful or profitable. For example, in 2016, our sales of natural gas engines continued to decline primarily due to increased demand for electric-powered vehicles and a reduction in oil prices, while the demand for gas engine trucks in 2017 saw a recovery. Although the demand for natural gas engines slowed down in 2018 due to a reduction of government incentives, demand for gas engine trucks in the fourth quarter of 2018 increased due to restrictions imposed on the operation of diesel engine trucks in certain harbors and terminals in the northern region of China. In 2019, the demand for gas engines remained strong due to the implementation of the National VI emission regulations for on-road gas engine vehicles, effective on July 1, 2019. The new regulations triggered additional demand in the gas engine heavy-duty truck market, benefiting from the lower fuel and operating costs of gas engines compared to the National VI diesel engines.

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

In 2017, Yuchai recorded engine sales of 367,097 units. In 2018, engine sales increased to 375,731 units, a 2.4% increase compared with 2017. In 2019, engine sales were 376,148 units, a 0.1% increase compared with 2018. We cannot assure you that we will be able to maintain or increase engine sales in the future. For example, we may not be able to maintain or increase our engine sales or revenue commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.” In addition, we cannot assure you that we will be able to properly manage any future growth, including:

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

We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including the results of our operations, financial condition and cash flow, economic, political and other conditions in China, the Chinese government’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. The Chinese government’s March 2019 Work Report recommended that to alleviate difficulties in obtaining financing and reduce borrowing cost of businesses, China’s central bank should make use of quantitative and pricing measures such as expanding credit delivery and lowering loan costs. Accordingly, the PBOC lowered bank reserve requirement ratios in the recent five years, and also lowered its benchmark one-year Loan Prime Rate by 10 basis points to 4.05% on February 20, 2020. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may adversely affect our business, financial condition, results of operations and prospects.

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

In 2015, there were significant reductions in interest rates for bank loans in China. For example, the interest rate varied between 5.6% and 4.35% in 2015 which affected our cost of funding and bill discounting, and the results of our operations. In addition, following a period of unusually low interest rates, the U.S. Federal Reserve raised its benchmark interest rate in 2016 and 2017, but more recently in March 2020 made an emergency rate cut setting the new benchmark on the interest rate range between 0% and 0.25% in response to the global economic slowdown triggered by the COVID-19 pandemic. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects.

Our financial condition, results of operations, business or prospects could also be adversely affected by a devaluation of the Renminbi. The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. From December 31, 2015 to December 31, 2019, the Renminbi depreciated about 7.5% against the US dollar. From December 31, 2015 to December 31, 2019, the Singapore dollar appreciated about 5.1% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollar and other currencies could have an adverse effect on our business, financial condition and results of operations.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China had, in the past, been accompanied by periods of high inflation. The Chinese government had implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. According to the National Bureau of Statistics, the annual inflation rate for 2016, 2017, 2018 and 2019 was 2.0%, 1.6%, 2.1% and 2.9%, respectively, below the 3.0% target set by the Chinese government. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations.

We may be adversely affected by environmental regulations.

We are subject to Chinese national and local environmental protection regulations which currently impose environmental taxes for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, waste gas, and solid waste materials during the course of our production.

We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose more stringent or additional regulations which would require additional expenditure on environmental matters or changes in our processes or systems. For example, in recent years, environmental protection has been emphasized to a greater extent by the Chinese government, leading to the revision of the Environment Protection Law in 2014 and the adoption of the ecological civilization concept in China’s Constitution in 2017.

On June 28, 2018, the MEE released the final rule for the National VI emission standards for heavy-duty vehicles according to which the National VI standards are being implemented in two phases. National VI(a) has taken effect on July 1, 2019 for new gas-powered heavy-duty vehicles (HDVs), and will take effect on July 1, 2020 for new urban HDVs, and July 1, 2021 for the remaining new HDVs. National VI(b) will take effect on January 1, 2021 for new gas-powered HDVs, then on July 1, 2023 for all new HDVs. When fully implemented, National VI will require all new HDVs sold in China to meet the standards. Several provincial-level regions including Beijing, Shanghai, Tianjin, Hebei Province and Guangdong Province started implementing the National VI vehicle emission standards in mid-2019 ahead of schedule. Yuchai produces diesel engines compliant with National IV and National V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce certain diesel and natural gas engines compliant with National VI emission standards and develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency.

Yuchai also produces diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. Given the Tier-3 emission standards were implemented nationwide in late 2016, Yuchai has reduced production volumes of the Tier-2 engines except for export sales outside of China. In February 2019, the MEE issued a draft consultation paper seeking industry feedback on the proposed policy that any off-road machinery that does not comply with the Tier-4 emission standards will be prohibited for production, import and selling in China from December 1, 2020, subject to final review of the official implementation schedule. It requires the engine manufacturers to expedite the research and development of engines compliant with the Tier-4 emission standards.

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

New National VI(a), VI(b) and Tier-4 emission standards for diesel engines manufactured in China

The manufacture of our engines is heavily regulated by governmental authorities, including the MEE. National VI(a), VI(b) and Tier-4 emission standards have adopted the latest internal combustion engine manufacturing technologies in China that Yuchai had to develop and build up anew. These new emission standards impose a whole series of stringent emission tests, not only in the manufacturing processes but also ongoing emission tests on the road after engine installation by a remote emission monitoring system or other monitoring systems.

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

Trade policy disputes between the United States and China may adversely affect our business.

Since July 2018, the United States has imposed tariffs on $250 billion worth of Chinese products and has threatened further tariffs. In response, China imposed tariffs on certain U.S. goods, and threatened qualitative measures that would affect U.S. businesses operating in China. The United States announced additional tariffs in May and August 2019. On December 13, 2019 the U.S. and China reached a limited agreement, which avoided the imposition of additional tariffs and on January 15, 2020, the U.S. and China signed a “phase one” trade deal pursuant to which, among other things, the U.S. agreed to modify existing tariffs. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future.

This evolving policy dispute between China and the United States could have significant impact on the Chinese economy, and no assurance can be given that we will not be adversely affected by any governmental actions taken by either China or the United States. It is not possible to predict with any certainty the outcome of this dispute or whether it will involve other agencies or entities brought in to resolve the policy differences of the two countries. Furthermore, any political or trade controversies, or political events or crises, between the United States and China or proxies thereof, whether or not directly related to our business, could reduce the price of our ordinary shares since we are a U.S. listed company with significant operations in China.

Our insurance coverage may not be adequate to cover risks related to our production and other operations.

The amount of our insurance coverage for our buildings and equipment is at cost which could be less than replacement value. The amount of our insurance coverage for our inventory is at book value which could be less than replacement value. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure high risk assets, such as certain property and equipment with high value. The amount of our insurance coverage of our facilities and inventory is in line with Chinese market practice but may expose us to risks in the event of a major accident where our insurance recovery may be inadequate. We also carry third party liability insurance to cover claims in respect of bodily injury, property or environmental damage arising from accidents on our property or relating to our operations. We do not carry business interruption insurance as such coverage is not customary in China. From time to time, we will review the adequacy of our insurance coverage. Nevertheless, losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

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

As an exempted company incorporated under Bermuda law, our operations may be subject to economic substance requirements

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the EU approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes (the “Conclusions”). Although not considered so-called “non-cooperative jurisdictions”, certain countries, including Bermuda, were listed as having “tax regimes that facilitate offshore structures which attract profits without real economic activity.” In connection with the Conclusions, and to avoid being placed on the list of “non-cooperative jurisdictions”, the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018.

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act include, among other things, conducting business as a holding entity, which may include a pure equity holding entity. The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity, which is an entity which as its primary function acquires and holds shares or an equitable interest in other entities, performs no commercial activity and which (a) holds the majority of the voting rights in another entity; (b) is a shareholder, member or partner in another entity and has the right to appoint or remove a majority of the board of directors, managers or equivalent of that other entity; or (c) is a shareholder, member or partner in another entity and controls alone, under an agreement with others, a majority of the voting rights in that other entity. The minimum economic substance requirements include (a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements; and (b) submission of an annual economic substance declaration form. However, the economic substance requirements do not apply to an entity which is a tax resident of a jurisdiction outside of Bermuda, provided that the jurisdiction is not in the EU list of non-cooperative jurisdictions for tax purposes. If we fail to comply with our obligations under the Bermuda Economic Substance Act or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

We engaged EY Corporate Advisors Pte Ltd (“EY CA”) to advise us on the implications of economic substance laws in Bermuda and other major offshore jurisdictions of the Cayman Islands and the British Virgin Islands for our Company. Upon consideration of EY CA’s advice with respect to the Bermuda economic substance legislation, and having considered the Company’s current presence and substance in Singapore through our Singapore Branch office, our Board of Directors in February 2020 approved a proposal for the Company to establish its tax residency in Singapore. We are currently in the process of working with EY CA to seek the confirmation of the Inland Revenue Authority of Singapore on the Singapore tax residency for CYI. We cannot assure you that the Inland Revenue Authority of Singapore will agree to our submission for Singapore tax residency. We may be subject to penalties if the Company or any of its subsidiaries fail to comply with the applicable economic substance laws.

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

On November 15, 2013, after the closure of the Third Plenum of the 18th Chinese Communist Party Congress, the Chinese government issued a comprehensive reform document detailing extensive new social and economic policies with the primary aim to restructure and rebalance the economy to a more sustainable model by focusing more on domestic consumption away from investment and export fueled growth. On March 5, 2016, at the National People’s Congress in Beijing, the growth target for China for the next five years from 2016 to 2020 was lowered to a range of between 6.5% to 7.0%. China’s GDP expanded at 6.1% in 2019. It is generally anticipated that the GDP for 2020 would be lower due to the impact of the COVID-19 outbreak in China and globally.

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

The Chinese government is undertaking a number of strategic initiatives that may directly or indirectly affect demand for our products. These include the “One Belt, One Road” initiative to develop a network of railways, highways and other forms of infrastructure, the proposed Regional Comprehensive Economic Partnership, which is a proposed free trade agreement, and the establishment of a new development bank to support infrastructure development in the Asia-Pacific region. Further, in view of the increased focus on domestic consumption and services, further initiatives and changes to existing economic and social policies are expected to be announced and implemented by the Chinese government. Although we believe that the economic initiatives, policies, measures and reforms adopted by the Chinese government will continue to have a positive long-term effect on economic development in China and that we will continue to benefit from these policies, measures and reforms, such government actions may, from time to time, be modified or reversed or have an adverse effect on the price of diesel and diesel-using products and the diesel engine market in general. Adverse changes in the Chinese laws, regulations or policies could have a material adverse effect on the overall economic growth of China and infrastructure investment in China. These developments could adversely affect our business, financial condition and results of operations.

Adverse economic developments in China or elsewhere in the Asian region could have a material adverse effect on our financial condition, results of operations, business or prospects.

In the World Bank’s latest report published on March 31, 2020, China GDP growth in 2020 is projected to slow to 2.3% in the baseline scenario, or as low as 0.1% in the lower-case scenario, compared to growth of 6.1% in 2019. The World Bank also stated in its report that precise growth forecasts were difficult, given the rapidly changing situation. For more information on the Chinese economy, see “Item 3. Key Information — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by slowdowns in the Chinese and the global economy.”

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

Our operations in China are subject to PRC regulations governing PRC companies. These regulations contain provisions that are required to be included in the articles of association of PRC companies and are intended to regulate the internal affairs of these companies. The interpretation of PRC laws may be subject to policy changes which reflect domestic political changes. In addition, the promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may have an adverse effect on our prospects, financial condition and results of operations.

On March 15, 2019, the PRC Foreign Investment Law (“FIL”) was adopted in the second session of the 13th National People’s Congress. Upon its effectiveness on January 1, 2020, the existing Sino-Foreign Equity Joint Venture Law, the Wholly Foreign Owned Enterprise Law and the Sino-Foreign Cooperative Joint Venture Law, together with their implementation rules and ancillary regulations, have been repealed and the FIL has become the legal foundation regulating foreign investment enterprises (“FIEs”). The FIL grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The FIL provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities.

Furthermore, the Implementation Rules to the Foreign Investment Law, or the FIL Implementation Rules, were promulgated by the State Council on December 26, 2019 and became effective on January 1, 2020. However, uncertainties still exist with respect to interpretation and implementation of the FIL and the FIL Implementation Rules, which may impact our current corporate governance practice and increase our compliance costs. For instance, we may be required to adjust the organizational form and corporate governance for certain of our PRC foreign-invested subsidiaries as required by any further implementing rules of the FIL. In addition, the FIL imposes information reporting requirements on foreign investors and foreign invested enterprises. On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020, pursuant to which a foreign investor who carries out investment activities in the PRC directly or indirectly or a foreign-invested enterprise is required to timely submit investment related information to the relevant commerce department. Failure to take timely and appropriate measures to comply with any of these or other regulatory requirements under the FIL and its supporting rules may lead to rectification obligations, penalties, or other regulatory sanctions on us.

We may not freely convert Renminbi into foreign currency, which could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.

Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiary, Yuchai, and are denominated in Renminbi, while a portion of our indebtedness is, or in the future may be, denominated in US dollar and other foreign currencies. The Renminbi is currently freely convertible under the “current account,” which include dividend distributions, interest payments, trade and service-related foreign exchange transactions, but not under the “capital account” which include, among other things, foreign direct investment, overseas borrowings by Chinese entities and proceeds of overseas public offering by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of the State Administration for Foreign Exchange, or SAFE.

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

In July 2019, the SAFE branches in Shanghai and Shenzhen promulgated implementing rules that permit foreign-invested non-investment enterprises in the certain pilot zones to make domestic equity investments using foreign currency income under capital account or Renminbi funds obtained from foreign currency exchange. Further, in October 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, which expands the aforesaid pilot program to the rest of China. SAFE Circular 28 canceled the restriction on the domestic equity investment by non-investment foreign-funded enterprises with their capital funds. Non-investment foreign-funded enterprises now are allowed to lawfully make domestic equity investments by using their capital. Detailed implementing rules are awaited. We cannot predict the effect of future changes in Renminbi and foreign currency regulations on our business, financial condition and results of operations.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty was subject to the pending review of the SEC Commissioner. On February 6, 2015, prior to the SEC Commissioner’s scheduled review, the firms reached a settlement with the SEC. Under the settlement, the SEC agreed that its future requests for the production of documents would normally be made to the CSRC. The firms would receive matching requests under Section 106 of the Sarbanes-Oxley Act, and are required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future non-compliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against the firm, or in extreme cases, the resumption of the current proceeding against all four “big four” accounting firms.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Risks relating to our investment in HLGE

The HLGE group operates Copthorne Hotel Cameron Highlands (“CHCH”), a hotel in Cameron Highlands, Malaysia. As of March 31, 2020, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.

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

The HLGE group’s financial performance is dependent on the performance of the hotel it operates. The HLGE group’s hotel ownership and management business are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:

•

a temporary decrease in occupancy rates as a result of a prolonged recovery of the hospitality, tourism and travel industries from the COVID-19 pandemic, and future outbreaks of communicable diseases (see “Item 3. Key Information — Risk Factors — Risks Relating to China — Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations.”);

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

Until August 2002, we were controlled by Diesel Machinery, a company that was 53.0% owned by Hong Leong Asia, through its wholly-owned subsidiary, Hong Leong China. Hong Leong China owns HL Technology which held shares in us through Diesel Machinery. Diesel Machinery was also 47.0% owned by China Everbright Holdings Company Limited, or China Everbright Holdings, through its wholly-owned subsidiary, Coomber. Hong Leong Asia, a company listed on the Singapore Exchange, is part of the Hong Leong Investment group, which was founded in 1941 by the Kwek family of Singapore and remains one of the largest privately-controlled business groups in Southeast Asia. China Everbright Holdings is a state-owned enterprise of China. In 2002, China Everbright Holdings and Coomber gave notice to Diesel Machinery and the other shareholders of Diesel Machinery to effect a liquidation of Diesel Machinery. As a result of the liquidation, Hong Leong Asia acquired the special share through HL Technology which entitles Hong Leong Asia to elect a majority of our directors and also to veto any resolution of our shareholders. China Everbright Holdings sold its shareholding in Coomber, which held shares of our Common Stock, in October 2002 to Goldman Industrial Limited, or Goldman, and China Everbright Holdings is no longer a shareholder of our company. Goldman was a subsidiary of Zhong Lin Development Company Limited, or Zhong Lin, an investment vehicle of the city government of Yulin in Guangxi, China until September 29, 2006 when Zhong Lin sold its shareholding in Goldman to the GY Group.

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

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the capital of TCL through VDL. We have since divested the majority of our interest in TCL and as of December 31, 2019, we had a 2.78% interest in the outstanding ordinary shares of TCL, which has further reduced to 2.57% as of March 31, 2020. See “Item 3. Key Information – Selected Financial Data – Relating to our interest in TCL”

•

In February 2006, we acquired debt and equity securities in HLGE through two wholly-owned subsidiaries. Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which has remained unchanged as of March 31, 2020.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

As of March 31, 2020, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in Malaysia.

•

As of March 31, 2020, through our wholly-owned subsidiary, VDL, we had a 2.57% equity interest in TCL. The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

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

Yuchai was founded in 1951 and became a state-owned enterprise in 1959. Prior to 1984, Yuchai was a small producer of low-power diesel engines for agricultural machinery. In 1984, Yuchai introduced the earliest model of its YC6J diesel engine for medium-duty trucks. In July 1992, in order to raise funds for further expansion, Yuchai became the first state-owned enterprise in the Guangxi Zhuang Autonomous Region to be restructured into a joint stock company. As a result of this restructuring, Yuchai was incorporated as a joint stock company in July 1992 and succeeded the machinery business of Yulin Diesel. All of Yulin Diesel’s businesses, other than its machinery business, as well as certain social service related operations, assets, liabilities and employees (for example, cafeterias, cleaning and security services, a hotel and a department store), were transferred to the GY Group. The GY Group also became the majority shareholder of Yuchai through its ownership stake of approximately 104 million shares of Yuchai, or State Shares. In connection with its incorporation, Yuchai also issued seven million shares to various Chinese institutional investors, or Legal Person Shares.

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

In connection with our purchase, through our six wholly-owned subsidiaries, of additional Foreign Shares in Yuchai with proceeds of our initial public offering, Yuchai offered additional shares pro rata to its other existing shareholders (30 shares for each 100 shares owned) in accordance with such shareholders’ pre-emptive rights, and each of our subsidiaries was able to acquire these additional Foreign Shares in Yuchai. Such pro rata offering (including the offering to the Company) is referred to herein as the “Yuchai Offering.” Certain Legal Person shareholders subscribed for additional shares in the Yuchai Offering. The GY Group informed Yuchai at the time that it would not subscribe for any of its portion of Yuchai Shares (31,345,094 shares) in the Yuchai Offering. In order to obtain MOFTEC’s approval of the Yuchai Offering, the GY Group was given the right by Yuchai’s Board of Directors to subscribe for approximately 31 million shares of Yuchai at a price of RMB 6.29 per share at any time prior to December 1998. This was because provisional regulations of the State Administration Bureau of State Property, or SABSP, and the State Committee of Economic System Reform, or SCESR, published in November 1994, imposed on any holder of state-owned shares certain obligations to protect its interest in any share offering. Under such regulations, the GY Group could have been required to subscribe for Yuchai Shares in the Yuchai Offering. Yuchai’s shareholders subsequently agreed to extend the duration of such subscription right to March 31, 2002 (the exercise of which would have reduced our ownership of Yuchai from 76.4% to 71.7%). The GY Group informed the shareholders of Yuchai that it had determined not to subscribe for additional Yuchai Shares and this determination was noted by the Yuchai Board of Directors on November 1, 2002. However, given the November 1994 provisional regulations of the SABSP and the SCESR, the SABSP, the SCESR and/or the Ministry of Commerce may take action against the GY Group, and there can be no assurance that any such action would not, directly or indirectly, have a material adverse effect on Yuchai or the Company.

Reorganization Agreement

On April 7, 2005, we entered into the Reorganization Agreement with Yuchai and Coomber, which is intended to be in furtherance of the implementation of the restructuring contemplated in the agreement dated July 19, 2003 between the Company and Yuchai with respect to the Company’s investment in Yuchai (the “July 2003 Agreement”), as amended and incorporated into the Cooperation Agreement on June 30, 2007. The terms of the Reorganization Agreement have also been acknowledged and agreed to by the GY Group. The Reorganization Agreement provides for the implementation of corporate governance guidelines approved by the directors and shareholders of Yuchai in November 2002 and outlines steps for the adoption of corporate governance practices at Yuchai conforming to international custom and practice. Pursuant to the Reorganization Agreement, Yuchai also acknowledged and affirmed our continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors.

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

Cooperation Agreement

The Reorganization Agreement was scheduled to terminate on June 30, 2007. On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and the GY Group. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates the terms of the Reorganization Agreement.

Pursuant to the amendments to the Reorganization Agreement, the Company agreed that the restructuring and spin-off of Yuchai would not be effected, and, recognizing the understandings that have been reached between the Company and the GY Group to jointly undertake efforts to expand the business of Yuchai, the Company would not seek to recover the anti-dilution fee of US$20 million from Yuchai.

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

Business Overview

Emission Standards

The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and strict enforcement of the standards nationwide commenced on January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2016, the MIIT and the Ministry of Environmental Protection (superseded by the MEE in 2018) announced that all light petrol vehicles, light diesel buses, and heavy diesel vehicles used for the purposes of public transportation, environmental sanitation and postal services must comply with National V emission standards from January 1, 2017. All other heavy diesel vehicles and all light diesel vehicles nationwide are required to comply with the National V emission standards from July 1, 2017 and January 1, 2018, respectively. In June 2018, the MEE announced that all diesel powered heavy-duty vehicles must comply with the National VI emission standards in different phases: (a) Natural gas engines driven heavy-duty vehicles are required to comply with the National VI(a) emission standards from July 1, 2019, and the National VI(b) emission standards from January 1, 2021; (b) Diesel engine driven municipal vehicles are required to comply with the National VI(a) emission standards from July 1, 2020, and all diesel driven heavy-duty vehicles are to comply with the National VI(a) emission standards from July 1, 2021; and (c) All diesel driven heavy-duty vehicles are required to comply with the National VI(b) emission standards from July 1, 2023. In February 2019, the MEE issued a draft consultation paper seeking industry feedback on the proposed policy that any off-road machinery that does not comply with Tier-4 emission standards is prohibited for production, import and selling in China from December 1, 2020, subject to final review of the official implementation schedule.

Yuchai produces diesel engines compliant with the National V and National VI emission standards and natural gas engines compliant with the National V and National VI emission standards as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In October 2010 and October 2014, China officially implemented the Tier-2 and Tier-3 emission standards nationwide, respectively. Strict enforcement of the Tier-3 emission standards was implemented nationwide on December 1, 2016. The Tier-4 emission standards were implemented in Beijing and Shenzhen on January 1, 2015 and October 1, 2015, respectively. Yuchai is able to produce diesel engines compliant with both the Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of the Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai has reduced production of such engines but continues to produce such engines solely for export from China. In February 2019, the MEE issued a draft consultation paper seeking industry feedback on the proposed policy that any off-road machinery that does not comply with the Tier-4 emission standards is prohibited for production, import and selling in China from December 1, 2020, subject to final review of the official implementation schedule. It requires the engine manufacturers to expedite the research and development of engines compliant with the Tier-4 emission standards.

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

In November 2019, Yuchai announced that its 71.8%-owned subsidiary, Guangxi Yuchai Machinery Monopoly Development Co., Ltd. registered in Vietnam a new wholly owned business enterprise, Vietnam Yuchai Machinery Services Co., Ltd., to facilitate the greater market penetration of the Vietnamese market with Yuchai’s products and services. Yuchai expects this new subsidiary to provide wholesale and retail distribution, technical advisory and consulting, engine maintenance and repair services.

New Products

In May 2019, Yuchai introduced the below four new energy powertrain systems, which incorporate the power source (either an internal combustion engine or electric power) transmission gear, traction motor and electronic control system for the vehicle.

(a)	an ISG power generation powertrain (“YC IE-Power”);

(b)	an e-CVT power-split hybrid powertrain (“YC e-CVT”);

(c)	an integrated electric drive axel powertrain (“YC e-Axel”); and

(d)	a fuel cell system (“YC FCS”).

For more information, see “Products and Product Development —Yuchai — New Energy Products”.

In October 2018, Yuchai introduced the below 10 new engine models compliant with the Tier-4 emission standards for industrial and agricultural off-road applications, which are YCA05, YCA07, YCA08, YCF36 (2 models), YCK09, YCK11, YCK13, YCK15 and YCTD20. All these products are in the development stage and are subject to performance testing and trial run at OEM vehicles and machineries. Due to the delayed implementation of the off-road Tier-4 emission regulations, these engines are expected to be available for commercial delivery in 2021.

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

In January 2018, Yuchai introduced the below 14 new engine models compliant with the National VI emission standards for on-road application, which are YCY20, YCY24, YCY30, YCS04, YCS04N, YCS06, YCK05, YCK08, YCK09, YCK11, YCK13, YCK13N, YCK15N and YCA07N. As of March 31, 2020, except for the YCY30, YCK09 and YCKN15 models, all of these National VI engines had been launched for OEM prototype production.

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

In 2017, Yuchai introduced an 8-cylinder YC8CL engine mainly for use by river and coastal general cargo vessels (see “Products and Product Development —Yuchai — Existing Engine Products — High Horsepower Marine Diesel Engines and Power Generator Engines.”).

Existing Engine Products

Yuchai manufactures diesel and natural gas engines for trucks, buses and passenger vehicles, marine and industrial applications and generator sets. The following table sets forth Yuchai’s list of engines by application:

Series
Truck	YC4D, YC4E, YC4FA, YC4FQ, YC4DN, YC4S, YC6A, YC6J, YC6JN, YC6K, YC6K13, YC6KN, YC6L, YC6MK, YC6MKN, YC6LN, YCS04, YCS06, YCK05, YCK08, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCK15
Bus	YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YC6LN, YC6K, YC6KN, YC6A, YC4G, YC4GN, YC4E, YC4EG, YC4D, YC4DN, YC4FA, YC4FQ, YC4S, YCS04, YCS06, YCK05, YCK08, YCK09, YCK11,
Construction	YC4A, YC4DK, YC4FA, YC4G, YC4GN, YC6B, YC6J, YC6JN, YC6G, YC6L, YC6LN, YC6A, YC6MK, YC6K
Agriculture	YC4A, YC4B, YC4FA, YC6A, YC4DK, YC6J
Marine	YC4D, YC4F, YC4FA, YC6A/6B, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC8CL, YC12VC, YC6MK
Generator-Drive	YC4R, YC4FA, YC4F, YC4D, YC6A, YC6G, YC6L, YC6LN, YC6MK, YC6MJ, YC6T, YC6C, YC6CL, YC12VC, YC12VTD, YC16VC, YC6MKN, YC6K, YC6KN
Other	YC4W, YC4Y, YC4FB

Yuchai’s existing engine products include light-, medium- and heavy-duty engines as set forth in the following table:

Series
Light Duty	YC4W, YC4Y, YC4FA, YC4FAN, YC4FB, YC4FQ, YC4S, YCS04
Medium Duty	YC4A, YC4B, YC4BN, YC4D, YC4DN, YC4E, YC4EG, YC4G, YC4GN, YC6A, YC6B, YC6BN, YC6J, YC6JN, YC4F, YC4R, YCK05, YCS06
Heavy Duty	YC6G, YC6GN, YC6L, YC6LN, YC6MK, YC6MKN, YC6MJ, YC6K, YC6KN, YC6K13, YC6K13N, YC6T, YC6C, YC6CN, YC6CL, YC8CL, YC12VTD, YC12VC, YC16VC, YC6CD, YC6TD, YCK08, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCK15

(a)	4-Cylinder Diesel Engines

Trial production of the 4-cylinder diesel engines commenced in late 1999 and today, they represent a stable of reliable and high- performance engines. Significant improvements to the technical specifications of the 4-cylinder engines to meet National V emission standards have resulted in higher customer acceptance resulting in consistent sales demand. The National V compliant engines will be gradually phased out from the China market with the implementation of the National VI emission regulations from July 2020 onwards. Yuchai may retain certain National V products for the export market.

Our line of 4-cylinder diesel engines consists of the following models:

•

The upgraded YC4A-T-30 engine is designed for agriculture application. Using a high pressure injection mechanical in-line pump and exhaust gas recirculation (“EGR”) technology, this engine improves the heat transfer efficiency of the cooling system by more than 30%. It is compliant with Tier-3 emission standards for off-road applications.

•	The YC4D engine was launched in the market in 2001 based on YC6A and YC6B engines. It is designed for light trucks and passenger vehicles.

•	The YC4G engine was primarily based on the YC6G engine and is designed for use in light to medium-duty cargo trucks and buses. It features low emission characteristics.

•

The YC4F/YC4FA/YC4G engine is a 4-cylinder, four-stroke engine with a rated power ranging from 90 to 115 PS. They were developed based on technologies from Germany and Japan for mini buses, trucks and passenger cars.

•

The YC4FA45-T30 engine features a mechanical rotary pump with a faster response and low fuel consumption. This model has been awarded an e-mark certificate that permits marketing into the European Union.

•

The YC4FQ-48 engine compliant with National V emission standards is for use in light-duty trucks. With a 2.5 liter displacement, it is lighter in weight with an improved cooling system compared with the model YC4FA engine. This model utilizes high-pressure common rail, EGR, diesel oxidation catalyst (“DOC”) and diesel particle filter (“DPF”) technologies.

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

•

The YC4G was further developed for use in hybrid buses. This relatively small diesel engine coupled with a motor will enable the hybrid bus to power medium to large buses and at the same time reduce fuel consumption and emissions. The YC4G is rated at 170 to 220 PS.

•	The YC4EG-50 diesel engine contains a 4.73 liter engine for medium-duty buses and light- and medium-duty highway trucks. It is compliant with National V emission standards.

•

The YC4S engine at 3.8 liter is rated at 55 to 170 PS and its main applications are in highway vehicles and industrial engines. The YC4S engine is certified compliant with National V emission standards for on-highway use and compliant with Tier-3 emission standards for the industrial market.

The YC4S engine’s upgraded model YC4S-48 was introduced for the high-end, light-truck market. This model targets the mid- and high-end, on-road vehicles with a load capacity between five to eight metric tons. It generates 88 to 110 kW power using a common rail system paired with EGR, DOC and POC technologies.

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

•

The YC4W engine comes in 1.2 liter and 1.4 liter variants, features 4-cylinder, 4-valves, 60 to 90 PS, 4000 to 4200 rpm and is compliant with National V emission standards. The YC4W diesel engine uses DELPHI electronic controlled high pressure common-rail fuel injection technology. The main application of this engine model is in multi-purpose vans, power generators and light-duty special purpose machinery.

•	YC4Y20 engine is a 4-cylinder 1.8 to 2.2 liter engine rated at 90 to 150 PS. It is compliant with National V emission standards.

•

YC4FB engine is a 4-cylinder 2.488 liter engine rated at 90 to 130 PS for light duty vehicle such as light-duty bus and pick-up truck applications. The engine is designed to comply with National V emission standards with electronic controlled fuel combustion system.

(b)	6-Cylinder Diesel Engines

YC6J Diesel Engines

The YC6J medium-duty engine is a 6-cylinder, four-stroke engine that offers up to 230 PS. The YC6J engine was historically Yuchai’s primary product and was principally installed in medium-duty trucks. Yuchai believes that its YC6J engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability.

The hybrid YC6J engine was launched in 2010 for use in public buses. The YC6J National V compliant 6.5 liter, 6-cylinder, 132 to 180 kW, 2500 rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. These engines are suitable for use in coaches of 8 to 11 meters in length.

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

The YC6J-T30 and YC4D-T30 models are both upgraded versions of the Tier-2 model with the latest fuel combustion system. The YC6J-T30 engine is a 6.5 liter engine with design output of 92 to 132 kW and has primarily construction and agricultural applications. The YC4D-T30 is a 4.2 liter engine with design output of 58 to 75 kW, and has mainly construction applications in loaders, excavator and heavy-duty forklifts.

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

The YC6L-60 diesel engine is Yuchai’s first engine compliant with National VI emission standards. This engine is a high-end model of the YC6L heavy-duty platform. It has a power range between 177 to 243 kW and is designed for use in buses between 10 to 12 meters and trucks that carry loads of between 25 to 40 metric tons. Improvements to the engine include medium cooling exhaust gas recirculation technology, innovative diesel particle filter and efficient SCR technologies.

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

YC6K Diesel Engines

The YC6K 6-cylinder diesel engine is a National V compliant engine rated at 380 to 550 PS with a capacity of between 10/12/13 liter. The components and combustion systems of the engine are suitable for use in heavy-duty trucks and for coaches exceeding 12 meters in length. The YC6K is the product of a joint venture company which was established in 2009 pursuant to an agreement Yuchai entered into with Jirui United to produce heavy-duty vehicle engines with the displacement range from 10.5 to 14 liter. For more details on the joint venture company, see “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects may be adversely affected.”

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

•

YC6T is a 6-cylinder engine rated at 360 to 600 PS and is suitable for construction applications. It is used in marine propulsion, power generators, construction and mine trucks. The YC6T engine rated at 404 to 440 kW at 1500 rpm is for power generation, while those rated at 290 to 396 kW at 1500 to 1800 rpm are for marine applications and those rated at 350 to 540 PS at 1350 rpm are for marine propulsion.

•

YC6C is a 40 liter, 6-cylinder engine rated at 700 to 1000 PS. It was launched in early 2011 and is used in marine propulsion, power generators, construction and mine trucks. The YC6C engine rated 680 to 850 kW at 1500 rpm is for power generation and those rated 560 to 680 kW at 1500 rpm are for marine propulsion.

•	YC6CL is an upgraded version of the YC6C engine with longer piston stroke for better power output and performance. It is a 54 liter engine rated at 800 to 1200 PS.

•

YC12VTD is derived from the YC6TD engines where the V-engine enables the engine to have a compact configuration. The engine is 12-cylinder, 39 liter rated at 1040 to 1336 kW at 1500 rpm, mainly for application in the power generator, marine and industrial markets. The YC12VTD was launched in 2018.

•

YC12VC is derived from the YC6C engines where the V-engine enables the engine to extend its power output at similar engine platform. The engine is 12-cylinder, 80 liter rated at 1120 to 1800 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC12VC was commercially launched in 2015.

•

YC16VC is derived from the YC6C engines where the V-engine enables the engine to extend its power output at similar engine platform. The engine is 16-cylinder, 108 liter rated at 1960 to 2400 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC16VC was commercially launched in late 2016.

•

YC8CL is an extended version of YC6CL engine, with 8-cylinder in line configuration. YC8CL is an 8-cylinder, 72.8 liter engine rated at 692-1176 kW at 750-1000 rpm. The main application is in marine propulsion for river trade and costal general cargo vessels. The YC8CL was officially launched in mid-2017.

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

New Energy Products

Yuchai has commenced the development program for new energy products, which included the new generation hybrid engine, full electric power and NEV power systems including fuel cell systems.

(a)	Plug in hybrid engine

The second-generation hybrid engine model YCHPT II, was designed to address the growing customer demand for advanced hybrid engines. The engine adopts plug-in systems to charge the vehicles’ batteries, and it features an upgraded gearbox with an interchangeable 5-speed automatic and manual system.

The YCHPS hybrid engine compliant with National V emission standards is the latest design incorporating the YC4EG gas engine with an ISG generator. The system can be operated in buses with hybrid or full electric operating systems with an external plug-in system. The engine is designed for use in seven to ten meter coaches and buses.

(b)	EV powertrain

Yuchai has commenced the development of full electric power system integration for public transit bus application. Yuchai’s primary focus is system design and integration using components from external suppliers.

(c)	ISG power generation powertrain (“YC IE-Power”)

A highly integrated motor-generator design that incorporates both motion and generation functions. The YC IE-Power directly couples the hybrid and power extender engine drive end for both vehicle motion and battery charging, depending on the vehicle’s operation and control.

(d)	e-CVT power-split hybrid powertrain (“YC e-CVT”)

A compact design for both truck and bus applications that integrates the vehicle transmission and motor-generator in a single module. The design can achieve improved fuel savings compared to traditional power systems.

(e)	Integrated electric drive axel powertrain (“YC e-Axel”)

A compact design integrating driving motor on wheel axle together with motor and vehicle control modules. The YC e-Axel can eliminate transmission loss that is common in traditional designs and save storage space in the chassis.

(f)	Fuel cell system (“YC FCS”)

It is a high efficiency fuel cell system with design output of 35 and 70 kW.

Sales

In 2019, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China were approximately 2.9 million units, a decrease of 4.5% compared to 2018. Yuchai’s commercial vehicle engine sales in 2019 were 257,491 units, a decrease of 2.7% compared to 264,706 units in 2018. Yuchai’s total engine sales in 2019 were 376,148 units, an increase of 0.1% compared with 375,731 units in 2018.

Light-duty engine sales in 2019 were 105,749 units, or 28.1% of total unit sales, which was a decrease of 0.3% compared to 28.4% in 2018, where light-duty engine sales were 106,644 units. Medium-duty engine sales were 184,467 units, or 49.0% of total unit sales, compared to 2018 where sales were 192,512 units or 51.2% of total unit sales. Heavy-duty engine sales were 85,000 units, or 22.6% of total sales units, compared to 2018 where sales were 75,600 units, or 20.1% of total unit sales.

In 2019, Yuchai sold approximately 22,695 natural gas engine units compared with approximately 15,865 units sold in 2018. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2017, 2018 and 2019:

	2017*			2018			2019
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000			RMB’000			RMB’000
Light-duty engines (1)	2,147,728	13.3%	84,594	2,481,554	15.3%	106,644	2,429,248	13.5%	105,749
Medium-duty engines (2)	5,620,202	34.8%	197,622	5,537,164	34.2%	192,512	5,583,982	31.1%	184,467
Heavy-duty engines (2)	5,182,930	32.1%	84,150	4,934,435	30.4%	75,600	6,189,934	34.4%	85,000
Other products and services(3)	3,189,762	19.8%	731	3,257,314	20.1%	975	3,777,140	21.0%	932

	16,140,622	100.0%	367,097	16,210,467	100.0%	375,731	17,980,304	100.0%	376,148

Notes:

*

As previously disclosed in our Annual Report for the year ended December 31, 2018, Yuchai’s revenue for the years ended December 31, 2017 have been restated due to the impact of the retrospective application of IFRS 15 and also reflects Yuchai’s revision of its classification system for light-, medium- and heavy-duty engines in 2018, which was applied to Yuchai’s financial and operating data for the years ended December 31, 2017, 2018 and 2019. For more information, see “Certain Definitions and Supplemental Information.”

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

As of December 31, 2019, Yuchai’s total technical production capacity was approximately 626,000 units, compared to 487,500 in 2018, based on a 2.5 shift five-day week at 80% utilization rate. To comply with the National VI emission regulations implementation schedule, Yuchai has invested to build additional capacity tailored for National VI engines assembly, which is running in parallel with the existing National V production line until commencement of full enforcement of the National VI(a) regulations by July 2021.

In 2019, we sold 376,148 units, of which 344,718 units were produced at Yuchai’s Yulin facility, and the remaining units sold were produced by our joint venture company, third party manufacturers and taken from existing inventory.

The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for the years ended December 31, 2017, 2018 and 2019:

	2017		2018		2019
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	91,060	24.9%	103,640	30.5%	104,722	30.4%
Medium-duty engines (2)	194,505	53.3%	169,637	49.9%	175,677	51.0%
Heavy-duty engines (2)	79,433	21.7%	66,110	19.5%	63,885	18.5%
Power generator sets	268	0.1%	413	0.1%	434	0.1%

	365,266	100.0%	339,800	100.0%	344,718	100.0%

Notes:

The 2017, 2018 and 2019 data reflect Yuchai’s revision of its classification system for light-, medium- and heavy-duty engines, which was implemented in 2018. For more information, see “Certain Definitions and Supplemental Information.”

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts. Third party suppliers provide the remaining engine parts. The production process involves the complete assembly and testing of the finished products. Yuchai’s procurement policy requires the same product to be sourced from at least two distinct sources. The same practice applies to all other externally procured engine parts. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality.

Yuchai has progressively reduced its reliance on imported parts and components in the recent years, in part due to an increasing number of international suppliers having local manufacturing and logistics capabilities in China. For instance, Yuchai’s fuel combustion equipment and its electronic control systems are purchased from the local factory of an international supplier operating in China.

Engine Block

Yuchai cast and molded more than 328,000 units of engine blocks in 2019 representing a large portion of its engine blocks used in production.

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

In 2017, Yuchai’s research and development efforts were mainly related to the upgrading of existing on-road and off-road products compliant with National V and Tier-3 emission standards and the development of new engine products compliant with forthcoming National VI and Tier-4 emission standards. In 2017, it also commenced the development of NEV power systems, including a third-generation hybrid engine and electric vehicle power systems. In 2018, research and development efforts were mainly for research and development of new engines compliant with the more stringent National VI and Tier-4 emission standards that are to be implemented over the next few years. In 2019, Yuchai’s research and development efforts were mainly related to National VI engine testing and calibration to support domestic vehicle OEMs who had installed Yuchai engines in their National VI vehicles. The development of Tier-4 emission compliant engines is on-going and the prototype engines are in preparation for delivery.

As a result of its research and development efforts, Yuchai has a large patents portfolio with over 2,000 patents registered in China as of December 31, 2019. The types of patents that Yuchai has registered are invention patents, utility model patents and design patents. The term of patent protection is 10 or 20 years from the filing date depending on the type of patent registered.

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

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes most of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 739 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

Yuchai promotes its products primarily through outdoor sign boards, advertisements in newspapers and industry journals. In October 2019, Yuchai participated in the 70th Anniversary celebration of the founding of modern China with Yuchai engines propelling vehicles in the National Day parade in Beijing.

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

Yuchai believes that its promotional efforts are unique for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services through its 2,319 authorized customer service stations in China. The customer service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

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

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest state-owned automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. In 2019, sales to the Dongfeng Group accounted for approximately 29.0% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Special Truck Company of Dongfeng Commercial Vehicle Xinjiang Co., Ltd., accounted for 16.2%. The Dongfeng Group is also a major competitor of Yuchai. Our sales to our top five customers including sales to the Dongfeng Group accounted for 40.3% of our total revenue in 2019. See “Item 4. Information on the Company — Business Overview — Competition.”

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such cost-controlling measures will successfully control Yuchai’s trade receivables balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2019, Yuchai had net trade and bills receivables of RMB 7,814.1 million (US$1,102.9 million), representing 45.0% of our consolidated current assets.

Export Sales

Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2017*			2018			2019
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	RMB ’000			RMB ’000			RMB ’000
Total Domestic Sales	16,073,461	99.6%	366,162	16,119,896	99.4%	374,907	17,909,126	99.6%	375,230
Total Direct Export Sales	67,160	0.4%	935	90,571	0.6%	824	71,178	0.4%	918

	16,140,621	100.0%	367,097	16,210,467	100.0%	375,731	17,980,304	100.0%	376,148

Note:

*

Yuchai’s revenue for the years ended December 31, 2017 have been restated in 2018 due to the impact of the retrospective application of IFRS 15. For more information, see “Certain Definitions and Supplemental Information”.

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. All of these distributors are separate legal entities in which Yuchai has no equity interest in or control over and Yuchai relies on self-reporting by these distributors in relation to their sales. In 2019, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Myanmar, Philippines, Vietnam, Algeria and Saudi Arabia. In 2018, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Myanmar, Philippines, Vietnam, Laos and Cuba. In 2017, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Cuba, Laos, Russia and India.

In February 2014, Yuchai appointed China Auto Caiec Ltd. (formerly known as China Automotive Industry Import and Export Co., Ltd.), a company based in China, on an exclusive basis for two years to export Yuchai’s products into Cuba. The agreement requires China Auto Caiec Ltd. to use its best efforts to export more than 1,500 units (whole engines or parts) per year. In 2019, 188 engines had been sold to Cuba pursuant to this agreement, representing 0.05% of our total unit sales in 2019. The agreement was automatically renewed under its terms in February 2020 for two years.

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

Trademarks

The GY Group owns and maintains the Chinese trademark registrations of its principal trademarks. Yuchai has entered into trademark license agreements with the GY Group according to which Yuchai has the right to use these trademarks. Yuchai believes that the Yuchai logo is well recognized as a quality brand in China.

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

Most of Yuchai’s major China domestic competitors are either state-owned enterprises or entities controlled by state-owned enterprises. The Dongfeng Group, which is a major competitor of Yuchai and which controls one of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2019, sales to the Dongfeng Group accounted for 28.9% of our total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Special Truck Company of Dongfeng Commercial Vehicle Xinjiang Co., Ltd., accounted for 16.1% in total. Our sales to our top five customers including sales to the Dongfeng Group accounted for 40.3% of our total revenue in 2019. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which has further intensified competition. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The ongoing development of full electric vehicles for both the bus and truck markets in China will continue to present a source of competition for Yuchai’s engines because of the recent replacement of public transit buses, which had been a major bus engine market for Yuchai in the past, with electric vehicle buses in most cities of China.

The HLGE group

As of March 31, 2020, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.18 on March 31, 2020. The core businesses of the HLGE group are that of hospitality operations and property development.

In October 2017, HLGE completed the disposal of its 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. to Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co., Ltd. In November 2017, HLGE completed the disposal of its remaining hotel properties in China through the sale of all its shares in LKN Investment International Pte. Ltd. to an affiliate of Jingrui Holdings Limited. A portion of the proceeds from these disposals were used by the HLGE group to fully repay its debt obligations to us in the amount of S$68 million under a loan agreement. The original loan amount of S$93 million was granted to HLGE by a wholly-owned subsidiary of our company to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE and which matured on July 3, 2009. The loan amount was reduced to S$68 million through past repayments by HLGE.

The HLGE group wholly owns a Copthorne hotel in Cameron Highlands (Malaysia). Copthorne Hotel Cameron Highlands comprises 269 guest rooms and suites. It is the only hotel situated at the highest accessible point of Cameron Highlands, Malaysia. Located next to the hotel, is a Tudor-styled resort, where 69 units have been leased by the hotel from the owners of the resort for use by its guests. The resort comprises self-contained low-rise and high-rise apartment suites and each suite is equipped with a living room, a kitchenette and a balcony. To maintain its competitiveness, HLGE carries out renovation programs at CHCH from time to time as required.

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

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of March 31,2020 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

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

On March 15, 2019, a new foreign investment law was adopted in the second session of the 13th National People’s Congress (“FIL”). Upon its effectiveness on January 1, 2020, the existing Sino-Foreign Equity Joint Venture Law, the Wholly Foreign Owned Enterprise Law and the Sino-Foreign Cooperative Joint Venture Law, together with their implementation rules and ancillary regulations, have been repealed and the FIL has become the legal foundation regulating FIEs. The FIL grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. Yuchai is governed by the FIL and related implementing rules. See also “Item 3. Key Information — Risk Factors — Risks relating to China — The Chinese legal system embodies uncertainties which could limit the legal protection available to foreign investors.”

Pursuant to Chinese law and Yuchai’s Articles of Association, Yuchai may be dissolved upon the occurrence of certain events, including force majeure, severe losses, lack of supply of necessary materials or other events that render Yuchai unable to continue its operations. Upon dissolution, Yuchai will form a liquidation committee. Final dissolution is subject to government review and approval.

During 2003, we believe affiliates of the GY Group caused various Chinese government agencies to raise allegations of irregularities regarding the status of our ownership of and rights of control over Yuchai, which we believe was intended to try to limit our rights to exercise control over Yuchai. We further believe that such allegations were based on an inaccurate understanding of the structure of our ownership of Yuchai. We also believe that Yuchai’s ownership structure has been validly approved by the relevant Chinese authorities, and that the shares of Yuchai held by our six wholly-owned subsidiaries are legally and validly held under Chinese law. We have obtained legal opinions from two Chinese law firms confirming these matters (see the reports on Form 6-K filed by the Company with the SEC on April 1, 2005). We have also taken steps to communicate to the relevant Chinese government agencies the reasons for our position with respect to these matters. We believe the July 2003 Agreement, the Reorganization Agreement, as amended, and the Cooperation Agreement, when fully implemented will resolve the issues raised by the various Chinese governmental agencies relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had from time to time with respect to Yuchai. Based upon the above-mentioned legal opinions, we believe that in the event of a future dispute with the Chinese stakeholders at Yuchai, we expect to pursue as appropriate legal remedies in appropriate jurisdictions to seek to enforce our legal rights as the majority shareholder with a controlling financial interest in Yuchai to protect our investment for our benefit and the benefit of our shareholders. See also “Item 3. Key Information — Risk Factors.”

Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-duty, medium-duty and heavy-duty engine models, a natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases one, two and three of a foundry and various testing and supporting facilities. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2017, 2018 and 2019, Yuchai’s total production capacity was approximately 596,250 units, 487,500 units and 626,000 units, based on a 2.5 shift five-day week at 80% utilization rate. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Production.”

Environmental Matters

Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards feasible. On January 18, 2016, the MIIT and the Ministry of Environmental Protection required that all light petrol vehicles, light diesel buses, and heavy diesel vehicles (for the purposes of public transportation, environmental sanitation and postal services) must comply with National V emission standards from January 1, 2017. All heavy diesel vehicles and all light diesel vehicles nationwide were required to comply with National V emission standards from July 1, 2017 and January 1, 2018, respectively. In June 2018, the MEE announced that all diesel powered heavy-duty vehicles must comply with the National VI emission standards in different phases: (a) Natural gas engines driven heavy-duty vehicles are required to comply with the National VI(a) emission standards from July 1, 2019, and the National VI(b) emission standards from January 1, 2021; (b) Diesel engine driven municipal vehicles are required to comply with the National VI(a) emission standards from July 1, 2020, and all diesel driven heavy-duty vehicles are to comply with the National VI(a) emission standards from July 1, 2021; and (c) All diesel driven heavy-duty vehicles are required to comply with the National VI(b) emission standards from July 1, 2023. In February 2019, the MEE issue a draft consultation paper seeking industry feedback on the proposed policy that any off-road machinery that does not comply with the Tier-4 emission standards is prohibited for production, import and selling in China from December 1, 2020, subject to final review of the official implementation schedule.

We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. Yuchai has set up a sewage disposal system that meets national environmental discharge standards to process polluted water generated during production. In accordance with applicable regulations, sewage processing data and results of sewage treatment will be uploaded in real time to an online platform operated by the Ecology and Environment Department of the Guangxi Zhuang Autonomous Region. Polluted water will only be discharged upon confirmation that it meets the national standards. Yuchai delivers solid waste products to qualified third-party waste disposal sites to dispose and makes payments in respect thereof. For those recyclable waste such as foundry sand, third-party disposal sites with qualification would be engaged for recycling treatment to reduce waste of resources. In addition, Yuchai has also built treatment and filter systems for dust, fumes, panting and noise, respectively, to reduce the pollution resulting from Yuchai’s production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — We may be adversely affected by environmental regulations.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of filing of this Annual Report, we have no unresolved comments from the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As previously disclosed in our Annual Report for the year ended December 31, 2018, our audited consolidated financial statements as of and for the year ended December 31, 2018 reflected the first year of adoption of standards IFRS 15. The transition was applied using the full retrospective method from January 1, 2016, and accordingly our audited consolidated financial statements as of and for the years ended December 31, 2016 and 2017 were then restated. The audited consolidated financial statements as of and for the year ended December 31, 2015 were not restated for the retrospective application of IFRS 15.

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

During the fiscal years ended December 31, 2017, 2018 and 2019, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

During 2017, as the Chinese government heavily promoted the ‘One Belt One Road’ initiative, our international business achieved growth in 2017 with over 12,000 engines shipped and installed in the Chinese buses that entered into the global market, and natural gas engine export sales grew 300% year-on-year. We received the prestigious “China’s Export Quality and Safety Demonstration Enterprise” award by the General Administration of Quality Supervision, Inspection and Quarantine. This award is the credit rating and honor for Chinese companies that sell their products internationally. In 2018, we continued to increase our international bus engines sales, and during the year 800 buses manufactured by Anhui Ankai Automobile Co., Ltd. and powered by Yuchai engines were exported to Saudi Arabia. In 2019, our export sales were 52,700 units, representing growth of 14% compared to 2018.

In 2019, our engine unit sales were 376,148 units compared with 375,731 units in 2018. Our truck engine sales were down 1.2%, but outperformed a 4.7% decline in the overall truck market. Our sales to the heavy-duty truck market achieved double digit growth over 2018. Our bus engine sales decreased by 10.1% primarily due to a decline in sales to the light-duty bus market by double digits. Our overall off-road sales increased by 9.3% in 2019 led by double digit growth in industrial engine sales.

The pace of economic growth in China has decelerated in the recent years, with GDP declining from 6.9% in 2017 to 6.6% in 2018 and 6.1% in 2019, according to China’s National Bureau of Statistics. In the World Bank’s latest report published on March 31, 2020, China GDP growth in 2020 is projected to slow to 2.3% in the baseline scenario, or as low as 0.1% in the lower-case scenario. The World Bank also stated in its report that precise growth forecasts were difficult, given the rapidly changing situation.

The Chinese commercial vehicle market is a highly competitive market. According to CAAM, in 2017, commercial vehicle sales (excluding gasoline powered and electric powered vehicles) were 3.1 million units, an increase of 16.9% compared with 2016, primarily due to an increase of 19.5% in the truck market as stricter enforcement of anti-overloading regulations and increasing demand in logistics services resulted in higher sales. The bus market remained weak, experiencing a 0.7% decline in overall sales with heavy-duty bus sales up 0.1% compared with 2016. In 2018, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 3.1 million units, being flat compared with 2017. The truck market decreased by 1.3%, mainly attributed to a 22.3% decline in the medium-duty segment, which was partially offset by the growth of 2.7% in the heavy-duty segment. The bus market continued to weaken in 2018, resulting in a 5.3% decline in bus sales compared to 2017. In 2019, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 2.9 million units, a decrease of 4.5% compared with 2018. The truck market decreased by 4.7%, mainly attributed to a 21.7% decline in the medium-duty segment, which was partially offset by the growth of 2.1% in the heavy-duty segment. The bus market continued to weaken in 2019, resulting in a 2.6% decline in bus sales compared to 2018.

The shift to more stringent emission standards in China presents a growth opportunity for us. The National IV emission standards for diesel engines were implemented throughout China on July 1, 2013 and have been strictly enforced nationwide since January 1, 2015. In an effort to combat increasing air pollution, the National V emission standards for natural gas engines were implemented throughout China on January 1, 2013. In addition, the Chinese government has mandated that all new registrations in Beijing of diesel engine vehicles for use in public transit and light-duty gasoline powered engine vehicles must comply with the National V emission standards with effect from February 1, 2013 and March 1, 2013, respectively. In 2014, we recorded significant growth in the sale of our National IV engines. In 2015, sales of National IV engines continued to grow. In 2016, sales of National IV engines declined compared with 2015, while sales of National V engines increased compared with 2015. In 2017, sales of National IV engines further declined as compared with 2016, while sales of National V engines had increased significantly compared with 2016. In 2018, the sales of National V engines further increased and represented a majority of engine sales. In terms of National VI and Tier-4 emission standards development, we had introduced 14 new on-road engines compliant with National VI emission standards in January 2018 and another 10 new off-road engines compliant with Tier-4 emission standards in October 2018. In addition, in October 2018, Yuchai’s K08 model engine passed the China emission National VI(b) certification test.

In 2017, our engine sales increased by 14.6% to 367,097 units compared with 2016, which was primarily due to the increase in sales of on-road light- and heavy-duty engines, and industrial and agricultural engines. Our revenue increased by 18.7% to RMB 16.2 billion. In 2018, our engine sales increased by 2.4% to 375,731 units compared with 2017, which was primarily due to an increase in off-road engine sales. Our revenue increased by 0.4% to RMB 16.3 billion. In 2019, our engine sales increased by 0.1% to 376,148 units compared with 2018, which was primarily due to an increase in off-road engine sales. Our revenue increased by 10.8% to RMB 18.0 billion.

Our gross profit margin was 20.7% in 2017, 19.0% in 2018 and 17.2% in 2019, respectively. The decline in 2019 was primarily due to the change in product mix and higher production costs related to the National VI engines. Our light-duty engine sales, as a percentage of total unit sales, increased from 23.0% in 2017 to 28.4% in 2018 and decreased to 28.1% in 2019.

As a result, our profit attributable to equity holders was RMB 888.8 million, RMB 695.3 million and RMB 604.9 million (US$85.4 million) for the year 2017, 2018 and 2019, respectively.

The Chinese government’s focus on developing the NEV industry to curb air pollution has tapered in recent years after various incentives and infrastructure investments were introduced to encourage purchases of electric-powered vehicles. Beginning in December 2016, the government gradually reduced subsidies for NEVs and is expected to substantially reduce financial assistance by 2020, replacing such assistance with fiscal rewards for qualified companies, while continuing to invest in the charging stations network to support the growing number of NEVs on the road. On February 12, 2018, the Ministry of Finance, MIIT, Ministry of Science and Technology and National Development and Reform Commission jointly issued a notice to reduce the financial subsidies for the promotion of NEVs with effect from June 11, 2018. As a result, sales of electric-powered vehicles decreased by approximately 25.0% in 2019 to 139,822 units from 186,377 units in 2018. Excluding gasoline-powered and electric-powered vehicles, sales of other fuel-powered commercial vehicles were consistent with the 2019 diesel engine market trend, with sales of other fuel-powered trucks decreasing by approximately 4.7%, while sales of other fuel-powered buses decreased by approximately 2.6% with a significant drop in sales of the light-duty bus segment.

Uncertainty and adverse changes in the global and Chinese economies could increase the costs associated with the development of our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments. In addition, any changes in tax legislation in China or adverse findings from the tax authorities could have a material impact on the consolidated financial conditions or results of operations. Our main operating subsidiary, Yuchai, enjoys a preferential corporate tax rate of 15%. See “Item 10. Additional Information-Taxation” for further details. In the event Yuchai fails to enjoy this preferential tax rate, it will be subject to corporate tax of 25%.

COVID-19 Outbreak: Response and Impact

Since December 2019, an outbreak of a novel strain of coronavirus (COVID-19) spread rapidly in China and globally. In an effort to contain the spread of the virus, many countries, including China, the United States and across Europe, have imposed restrictions on travel and in-person gatherings, suspensions of public events, business closures, quarantines and lock-downs, resulting in a substantial reduction in economic activity. In March 2020, the World Health Organization declared COVID-19 a pandemic.

In accordance with government guidance, Yuchai has taken various preventative measures, such as increased sanitization and disinfecting in the workplace and production workshop, distancing in the dining hall, wearing of masks and temperature taking before entering the workplace, remote working and meetings etc.

Yuchai has taken various cost and cash flow mitigation measures to counter the negative impact of COVID-19, such as reducing or eliminating discretionary spending in certain areas such as marketing, non-essential training or capital expenditures and streamlining of staffing etc.

The Chinese government also announced a number of relief measures for Chinese companies, including but not limited to encouraged rental waivers, reduction and delayed payment of social insurance and taxes and continued support from financial institutions. These measures have partially offset the adverse impact of COVID-19 on our operations.

Yuchai’s operations and those of its suppliers are predominantly based in China and therefore have been adversely affected by the foregoing measures and recovery is ongoing. The market outlook for automobile industry sales has deteriorated, national and global economic growth has slowed and the liquidity and financial conditions of our customers have weakened. Yuchai has experienced and is continuing to experience increased supply lead times, supply disruptions, reduced manufacturing capacity and limited transport and shipping options from and to affected regions.

Due to the Chinese government’s effective containment measures of COVID-19 and our employees’ tireless efforts during this period, Yuchai has observed an initial recovery in its operations. Yuchai resumed operations in mid-February 2020 at a relatively small scale due to the shortage of engine components and materials as a result of continuing supply chain disruptions. Utilization rate surpassed 50% in mid-March 2020 and ramp up is continuing. While the COVID-19 pandemic is ongoing and its dynamic nature makes it difficult to forecast the pandemic’s effects on the results of our operations for 2020 and in subsequent years, as of the date of this Annual Report, we expect a decline in both production and sales in the first quarter of 2020 compared to the same period of 2019 with potential continuing impact in subsequent periods.

See also “Item 3. Key Information — Risk Factors — Risks Relating to China — Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations”.

Business Expansion and Diversification Plan

Following the implementation of our business expansion and diversification plan as approved by our Board of Directors in 2005, we looked for new business opportunities to reduce our financial dependence on Yuchai and invested in the following companies:

Thakral Corporation Ltd

•	The first step in implementing this plan occurred in March 2005 when through VDL, we acquired a 15.0% equity interest in TCL. As of December 2009, our equity interest in TCL was 34.4%.

•

Since fiscal year 2010, we have gradually reduced our equity interest in TCL with our total shareholding interest in TCL being 2.78% as of December 31, 2019 and 2.57% as of March 31, 2020. We would consider disposing our remaining shareholding in TCL in due course.

•	The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

HL Global Enterprises Limited

•

The second step in the implementation of our business expansion and diversification plan occurred in February 2006 when we acquired a 29.1% equity interest in HLGE and certain convertible preference and debt securities through two wholly-owned subsidiaries for an aggregate consideration of approximately S$132.0 million. As of December 31, 2019, our equity interest in HLGE was 48.9%. As of March 31, 2020, our equity interest in HLGE remained unchanged.

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

Identifying contract price and performance obligations in sales of engines

We provide certain warranties for both general repairs and maintenance service as part of the sales of engines. For general repairs, such warranties are assurance-type warranties that are accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Maintenance services are accounted for as service-type warranties that are distinguishable from other services and that allow customers to benefit from the service on its own. Hence, we have two separate performance obligations: one is the promise to transfer the engine and the other is to provide maintenance services after reaching certain on-road mileage or running hours. Consequently, we allocated a portion of the transaction price to the engines and the maintenance services based on relative stand-alone selling prices that are determined by a combination of expected cost plus a margin and residual approaches.

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

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of allowance for inventory obsolescence as at December 31, 2018 and 2019 were RMB 93.6 million and RMB 108.7 million (US$15.3 million) respectively. If market conditions or future product enhancements and developments change, the net realizable values of the inventories may change and result in further inventory write-downs.

Product warranty obligations

The Group recognizes a liability at the time the product is sold, for the estimated future costs to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road engine applications, the warranties extend for a duration of generally 12 to 60 months or a mileage of generally 50,000 to 360,000 kilometers, whichever materializes first. For off-road engine applications, the warranties extend for a duration of generally 12 to 28 months or running hours of 1,000 to 3,500 hours, whichever materializes first. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty in each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Changes in the accrued product warranty liability for each of the years in the two-year period ended December 31, 2019 are summarized as follows:

	December 31,
	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Balance at beginning of year	191,814	166,913	23,558
Provision made	224,582	421,905	59,548
Less: Provision utilized	(249,483)	(373,103)	(52,660)

Balance at end of year	166,913	215,715	30,446

We recognize a liability for warranty at the time the product is sold and our estimate of our warranty obligations is evaluated on an annual basis. If the nature, frequency and average cost of warranty claims change, we would adjust our allowances for product warranty by recording an additional expense or benefit so as to seek to ensure that accruals will be adequate to meet expected future obligations.

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

In 2015, we reversed an impairment of RMB 21.9 million for Copthorne Hotel Qingdao Co., Ltd. (an investment of HLGE) made in 2013. The reversal was made due to the latest valuation at the time which supported the reversal. The management also had obtained the consent of its joint venture partner to sell the joint venture. On February 22, 2016, HLGE announced its intention to dispose its entire 60% shareholding interest in Copthorne Hotel Qingdao together with the other 40% equity holder by way of public tender on the Shanghai United Assets and Equity Exchange. In 2016, we performed an impairment evaluation of our investments and determined that no impairment was required. In October 2017, we completed the disposal of our 60% equity interest in Copthorne Hotel Qingdao Co., Ltd and recorded a gain of RMB 108.0 million. In each of 2017, 2018 and 2019, we performed an impairment evaluation of our investments and determined that no impairment was required.

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next ten years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash-generating unit (“CGU”) being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 14 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of intangible assets (excluding goodwill) as of December 31, 2017, 2018 and 2019 are RMB 10.1 million, RMB 206.0 million and RMB 741.5 million, respectively. We periodically conduct an impairment evaluation on the conditions of our intangible assets. In 2014, we performed an impairment evaluation of our intangible assets and recorded an impairment charge of RMB 60.0 million. The impairment was related to 4Y20 engine platform technology development costs held by Jining Yuchai Engine Company Limited (“Jining Technology Development Costs”). In 2015, we performed an impairment evaluation of our intangible assets and a further impairment charge of RMB 26.7 million was recorded relating to Jining Technology Development Costs. In 2016, we performed an impairment evaluation of our intangible assets and no impairment charge was recognized. In 2017, we performed an impairment evaluation of our intangible assets and a further impairment charge of RMB 40.0 million was recorded relating to the Jining Technology Development Costs. In 2018, the development for 4Y20 engine platform was completed and the technical development costs with a carrying amount of RMB 10.1 million as at December 31, 2017 was recognized as Group’s technology know-how. In 2018 Jining Yuchai commenced the production of 4Y20 engines and in 2019 Jining Yuchai produced 10,836 units of light-duty engine including 2,000 units of YC4Y engine for the truck and bus markets. Given that this model of engine is in the process of penetrating the market, management is currently assessing the future market demand and concludes that there is no reversal of impairment to be recognized in 2019. As of December 31, 2019, the accumulated impairment loss recorded on technology know-how relating to the 4Y20 engine platform was RMB 126.7 million.

In 2018, we capitalized development costs of RMB 195.9 million for new engines that comply with the National VI and Tier-4 emission standards. In 2019 we capitalized additional development costs of RMB 366.7 million for further development of a portfolio of the new-generation National VI and Tier- 4 engines. The National VI emission standards for on-road vehicles are expected to be implemented by mid-2020, and the Tier-4 emission standards for off-road vehicles are expected to be implemented within the next two years. In 2018 and 2019, we performed an impairment evaluation of those development costs and no impairment charge was recognized. In 2019, Yuchai entered into a trademark license agreement with the GY Group under which Yuchai was granted an exclusive and perpetual license to use the thirty trademarks listed in the trademark license agreement for a one-time usage fee of RMB 169.8 million (US$24.0 million). In 2019, management performed an impairment review and concluded that no impairment charge was to be recognized. See Note 15 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of goodwill as of December 31, 2017, 2018 and 2019 were RMB 212.6 million, RMB 212.6 million and RMB 212.6 million (US$30.0 million), respectively. We periodically conduct an impairment evaluation on the goodwill. No impairment was made for 2017, 2018 and 2019.

Our market capitalization as of December 31, 2017, 2018 and 2019 based on our closing share price was lower than our consolidated net assets. We performed our annual goodwill impairment tests as of December 31, 2017, 2018 and 2019, respectively, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

Derecognition of bills receivable

We sell bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the de-recognition of bills receivable when discounted, the management believes that the contractual right to receive the cash flows from the asset have transferred to the banks. Accordingly, bills receivable is derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 17 to the accompanying consolidated financial statements in Item 18.

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2017, 2018 and 2019:

	Percentage of Revenue Year Ended December 31,
	2017	2018	2019
Revenue	100.0%	100.0%	100.0%
Cost of sales	-79.3%	-81.0%	-82.8%
Gross profit	20.7%	19.0%	17.2%
Other operating income, net	3.1%	1.3%	1.9%
Research and development costs	-3.7%	-2.8%	-2.7%
Selling, distribution and administrative costs	-10.2%	-9.6%	-10.0%
Operating profit	9.9%	7.9%	6.4%
Finance costs	-0.6%	-0.7%	-0.7%
Share of results of associates and joint ventures, net of tax	0.1%	0.1%	0.1%
Profit before tax	9.4%	7.3%	5.8%
Income tax expense	-1.2%	-1.3%	-1.0%
Profit for the year	8.2%	6.0%	4.8%
Attributable to:
Equity holders of the Parent	5.5%	4.3%	3.4%
Non-controlling interests	2.7%	1.7%	1.4%

2019 compared to 2018

Revenue for 2019 was RMB 18,016.1 million (US$2,542.8 million) compared with RMB 16,263.2 million in 2018, an increase of 10.8%. The total number of diesel engines sold by Yuchai in 2019 was 376,148 units compared with 375,731 units in 2018, representing an increase of 417 units, or 0.1% primarily attributed to increased unit sales in the off-road engine segment, particularly in the industrial machinery market, which was partially offset by the decline in the truck and bus segments. Revenue increased in 2019 as compared to 2018 primarily due a change in sales mix as we sold more larger-capacity engines that generate higher revenue. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 4.5% in 2019, the overall truck market decreased by 4.7% and the bus market decreased by 2.6%. Our sales increased despite these market trends due primarily to a 9.3% increase in off-road engine sales, particularly in the industrial machinery market, which was partially offset by a 10.1% decrease in bus engine sales.

Cost of sales was RMB 14,910.2 million (US$2,104.5 million) in 2019, an increase of 13.2% from RMB 13,171.2 million in 2018 primarily due to higher cost of materials and factory overheads related to production of the National VI engines. Cost of sales represented 82.8% and 81.0% of revenue in 2019 and 2018. Cost of materials consumed was RMB 13,167.2 million (US$1,858.4 million) in 2019, an increase of 14.8% from RMB 11,472.0 million in 2018. This was 73.1% of revenue in 2019 compared to 70.5% in 2018. Factory overheads (excluding depreciation) were RMB 885.8 million (US$125.0 million) in 2019, representing an increase of 12.1% from RMB 790.1 million in 2018. This represented 4.9% of revenue for 2019 and 2018, respectively. Depreciation was RMB 314.4 million (US$444.4 million) in 2019, an increase of 0.5% from RMB 312.8 million in 2018. Depreciation for 2019 was 1.7% of revenue compared to 1.9% in 2018.

Gross profit was RMB 3,105.8 million (US$438.4 million) in 2019, an increase of 0.4% from RMB 3,092.0 million in 2018. The gross profit margin was 17.2% in 2019 compared with 19.0% in 2018. The 2019 gross margin was lower primarily due to the changes in product mix as well as the higher production costs related to the National VI engines in 2019.

Other operating income, net was RMB 338.5 million (US$47.8 million) in 2019, an increase of 75.7% from RMB 192.7 million in 2018. The increase was mainly due to higher interest income and government grants.

R&D expenses increased by 9.9% to RMB 492.2 million (US$69.5 million) compared with RMB 447.7 million in 2018. R&D expenses were mainly for research and development of a portfolio of new engines compliant with the next-generation National VI and Tier-4 emission standards, and to enhance quality and performance. In 2019, total R&D expenditures including capitalized costs were RMB 859.0 million (US$121.2 million), representing 4.8% of revenue in 2019, compared with RMB 643.5 million, representing 4.0% of revenue in 2018.

SG&A expenses were RMB 1,806.0 million (US$254.9 million) in 2019 compared with RMB 1,554.5 million in 2018, an increase of 16.2%. These expenses represented 10.0% of revenue compared with 9.6% in 2018. The increase in SG&A expenses was primarily due to higher warranty expenses and higher impairment losses on trade receivables.

As a result, operating profit decreased by 10.6% to RMB 1,146.1 million (US$161.8 million) in 2019 from RMB 1,282.5 million in 2018. Operating margin was 6.4% in 2019 compared with 7.9% in 2018.

Finance costs increased by 16.5% to RMB 131.8 million (US$18.6 million) in 2019 from RMB 113.1 million in 2018. Higher finance costs mainly resulted from higher amounts of bank borrowing and trade bills discounted in 2019 compared with 2018.

The share of associates and joint ventures was a profit of RMB 19.0 million (US$2.7 million) in 2019 as compared with a profit of RMB 11.6 million in 2018, representing an increase of 63.6%.

Profit before tax was RMB 1,033.3 million (US$145.8 million) in 2019 compared with RMB 1,181.1 million in 2018.

Income tax expense in 2019 was RMB 172.6 million (US$24.4 million) compared with RMB 206.7 million in 2018. Our effective tax rates were 16.7% and 17.5% for 2019 and 2018, respectively.

As a result of the foregoing factors, profit for the year was RMB 860.7 million (US$121.5 million) in 2019 compared with RMB 974.4 million in 2018, representing a decrease of 11.7%.

Net profit attributable to our shareholders decreased by 21.8% to RMB 604.9 million (US$85.4 million) compared with RMB 695.3 million in 2018.

2018 compared to 2017

Revenue for 2018 was RMB 16,263.2 million compared with RMB 16,197.8 million in 2017, an increase of 0.4%. The total number of diesel engines sold by Yuchai in 2018 was 375,731 units compared with 367,097 units in 2017, representing an increase of 8,634 units, or 2.4% primarily attributed to the growth in the off-road engine segment. Revenue increased primarily due to an increase in the number of diesel engine units sold. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) were approximately 3.1 million units, being flat compared with 2017. The truck market decreased by 1.3% with a 2.7% increase in heavy-duty truck sales. The bus market remained weak, experiencing a 5.3% further decline compared with 2017.

Cost of sales was RMB 13,171.2 million in 2018, an increase of 2.6% from RMB 12,841.8 million in 2017. Cost of sales represented 81.0% and 79.3% of revenue in 2018 and 2017. The increase in cost of sales corresponds to the increase in the total number of engines sold in 2018 compared to 2017. Cost of materials consumed was RMB 11,472.0 million in 2018, an increase of 3.9% from RMB 11,041.9 million in 2017. This was 70.5% of revenue in 2018 compared to 68.2% in 2017. Factory overheads (excluding depreciation) were RMB 790.1 million in 2018, representing a decrease of 8.3% from RMB 861.2 million in 2017. This was 4.9% and 5.3% of revenue for 2018 and 2017, respectively. Depreciation was RMB 312.8 million in 2018, an increase of 1.8% from RMB 307.1 million in 2017. Depreciation for both 2018 and 2017 were 1.9% of revenue.

Gross profit was RMB 3,092.0 million compared with RMB 3,356.1 million in 2017, a decrease of 7.9%. Gross margin was 19.0% in 2018 and 20.7% in 2017. The lower gross margin was primarily due to competitive pressure which resulted in lower average selling prices and a shift in sales mix toward smaller capacity engines.

Other income, net was RMB 192.7 million compared with RMB 509.4 million in 2017. In 2017, we recorded a one-time gain of RMB 324.1 million from the sale of HLGE’s hotel assets located in China. Excluding this one-time gain in 2017, other operating income in 2017 would have been RMB 185.3 million, and other operating income in 2018 would have been higher than in 2017 mainly due to higher interest income and partly offset by lower foreign exchange revaluation gain.

R&D expenses were RMB 447.7 million in 2018 compared with RMB 608.2 million in 2017. The decrease in R&D expenses in 2018 was mainly due to the capitalization of RMB 195.9 million of our development costs for the National VI and Tier-4 engines in 2018. As a percentage of net revenue, R&D expenses were 2.8% compared with 3.8% in 2017. In 2018, total R&D expenditure, including capitalized R&D costs, was RMB 643.5 million and represented 4.0% of net revenue. R&D expenses in 2018 were mainly for research and development of new engines compliant with the more stringent National VI and Tier-4 emission standards that are to be implemented over the next few years.

SG&A expenses were RMB 1,554.5 million compared with RMB 1,652.9 million in 2017, a decrease of RMB 98.4 million or 6.0%. SG&A expenses represented 9.6% of net revenue, compared with 10.2% in 2017. In 2017, SG&A expenses included an impairment charge of RMB 40.0 million related to the Jining Technology Development Costs for the 4Y20 engine platform, as well as a staff severance cost of RMB 107.7 million. Excluding these extraordinary events, SG&A expenses in 2017 were RMB 1,505.2 million, or 9.3% of net revenue.

As a result, operating profit decreased by 20.1% to RMB 1,282.5 million from RMB 1,604.4 million in 2017. Operating margin was 7.9% in 2018 compared with 9.9% in 2017. The decreases in operating profit and operating profit margin in 2018 as compared to 2017 were partially due to a gain of RMB 176.4 million in 2017 from the one-time and extraordinary events described above. Excluding these one-time and extraordinary events, operating profit in 2017 would have been RMB 1,428.0 million and operating profit margin in 2017 would have been 8.8%, and the remaining differences as compared to 2018 were primarily attributable to higher cost of sales and lower gross profit for the reasons described above.

Finance costs increased by 12.6% to RMB 113.1 million in 2018 from RMB 100.4 million in 2017. Higher finance costs mainly resulted from increased bank borrowing.

The share of associates and joint ventures was a profit of RMB 11.6 million in 2018 as compared with a profit of RMB 10.1 million in 2017, representing an increase of 15.7%.

Profit before tax was RMB 1,181.1 million in 2018 compared with RMB 1,514.0 million in 2017.

Income tax expense in 2018 was RMB 206.7 million compared with RMB 194.2 million in 2017. Our effective tax rates were 17.5% and 12.8% for 2018 and 2017, respectively. In 2017, the effective tax rate was lower mainly due to gain on disposal of HLGE’s hotel assets, which is capital gain in nature and not subject to income tax.

As a result of the foregoing factors, profit for the year was RMB 974.4 million in 2018 compared with RMB 1,319.9 million in 2017, representing a decrease of 26.2%.

Net profit attributable to our shareholders decreased by 21.8% to RMB 695.3 million compared with RMB 888.8 million in 2017. Net profit attributable to our shareholders in 2017 included a net gain of RMB 62.1 million from the one-time and extraordinary events. Adjusted total net profit attributable to our shareholders in 2017, excluding the one-time and extraordinary events, was RMB 826.7 million.

Inflation

The general annual inflation rate in China increased to 2.9% in 2019 from 2.1% in 2018, according to the National Bureau of Statistics. The results of our operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

As of December 31, 2019, we had approximately RMB 6,390.9 million (US$902.0 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

As of December 31, 2019, we had outstanding borrowings of RMB 2,055.0 million (US$290.1 million), including Yuchai’s borrowings of RMB 2,039.5 million (US$287.9 million).

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

The securities issued by Yuchai since 2013 are as follows:

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

In addition, CYI has other credit facilities granted by banks in Singapore as follows:

•

On March 30, 2007, we entered into an unsecured multi-currency revolving credit facility agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for an aggregate of US$40.0 million to refinance the S$60.0 million facility from another bank that matured on July 26, 2007. The facility was for a period of three years from the date of the facility agreement and was utilized by us to finance our long-term general working capital requirements. The terms of the facility required, among other things, that Hong Leong Asia retained ownership of the special share and that we remained a principal subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not being less than US$120 million and the ratio of our total net debt (as defined in the agreement) to tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. As of June 12, 2007, we had fully drawn down on the US$40.0 million facility. On March 25, 2010, we entered into a supplemental agreement with the bank to refinance the existing US$40.0 million credit facility that matured on March 30, 2010. The new unsecured, multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for a one-year duration. The financial covenant with respect to our consolidated tangible net worth as of June 30 and December 31 of each year was revised from not less than US$120 million to not less than US$200 million, but the other terms remained similar. On March 18, 2011, we entered into an agreement on similar terms with the bank to refinance the existing US$30.0 million credit facility that matured on March 25, 2011. This unsecured multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and was for a three-year duration. On March 12, 2014, we entered into a supplemental agreement with the bank to renew the US$30.0 million facility that matured on March 18, 2014. The unsecured multi-currency revolving credit facility had a committed aggregate value of US$30.0 million and matured on March 18, 2017. On March 31, 2017, we entered into a supplemental agreement with the bank to renew the US$30.0 million facility. The new unsecured multi-currency revolving credit facility has an uncommitted aggregate value of US$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 12, 2014. We are in the process of renewing this facility with the bank.

•

On March 20, 2008, we entered into a facility agreement with the MUFG Bank Ltd, Singapore Brach (formally known as Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch), to refinance the existing US$25.0 million credit facility which matured on March 20, 2008. The unsecured, multi-currency revolving credit facility had a committed aggregate value of S$21.5 million with one-year duration. The facility was used to finance our long-term general working capital requirements. Among other things, the terms of the facility required that Hong Leong Asia retains ownership of the special share and that we remained a consolidated subsidiary of Hong Leong Asia. The terms of the facility also included certain financial covenants with respect to our tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year, not being less than US$120 million, and the ratio of our total net debt (as defined in the agreement) to tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On March 19, 2009, we refinanced the existing revolving credit facility that matured on March 20, 2009 by entering into a new credit facility agreement with the bank for a committed aggregate value of S$16.5 million with one-year duration. On March 17, 2010, we entered into a one-year facility agreement with the bank on similar terms to refinance the existing S$16.5 million credit facility that matured on March 19, 2010. On March 11, 2011 we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2011. The unsecured multi-currency revolving credit facility had a committed aggregate value of S$30.0 million and was for a three-year duration. On March 13, 2014, we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility that matured on March 18, 2014. The unsecured multi-currency revolving credit facility had a committed aggregate value of S$30.0 million and matured on March 18, 2017. On March 30, 2017, we entered into a new agreement with the bank on similar terms to refinance the existing revolving credit facility. The unsecured multi-currency revolving credit facility has a committed aggregate value of S$30.0 million and is for a three-year duration. The terms and conditions of this facility remained similar to the facility agreement dated March 13, 2014. We are in the process of renewing this facility with the bank.

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

As of December 31, 2019, CYI’s (including Yuchai) unutilized facilities amounted to RMB 295.0 million (US$41.6 million).

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

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	1,420,167	670,601	1,583,016	223,431
Net cash from/(used in) investing activities	76,570	(79,992)	(810,477)	(114,391)
Net cash from /(used in) financing activities	280,862	(449,525)	(589,429)	(83,193)
Effect of foreign currency exchange on cash and cash equivalents	(41,189)	28,482	10,268	1,448

Net increase in cash and cash equivalents	1,736,410	169,566	193,378	27,295

In 2019, net cash from operating activities was an inflow of RMB 1,583.0 million (US$223.4 million). The inflow was mainly derived from profit before tax of RMB 1,033.3 million (US$145.8 million) and an increase in working capital primarily comprising an increase in trade and other payables and contract liabilities and a decrease in trade and other receivables compared to 2018, which was partially offset by a payment for income tax of RMB 233.1 million (US$32.9 million). In 2018, net cash from operating activities was an inflow of RMB 670.6 million. The inflow was mainly derived from profit before tax of RMB 1,181.1 million, which was partially offset by the payment for income tax of RMB 190.7 million and an increase in working capital primarily comprising an increase in trade and other receivables and a decrease in trade and other payables compared to 2017. In 2017, net cash from operating activities was an inflow of RMB 1,420.2 million. The inflow was mainly derived from profit before tax of RMB 1,514.0 million, which was partially offset by the payment for income tax of RMB 203.0 million. The impact of higher inventories on working capital was offset by the increase in trade and other payables and contract liabilities.

In 2019, net cash used in investing activities was an outflow of RMB 810.5 million (US$114.4 million). The outflow was mainly due to the purchase of property, plant and equipment of RMB 749.1 million (US$105.7 million) and spending on technology development costs of RMB 345.1 million (US$48.7 million), partially offset by proceeds from government grants of RMB 191.5 million (US$27.0 million) and interest received of RMB 173.7 million (US$24.5 million). In 2018, net cash used in investing activities was an outflow of RMB 80.0 million. The outflow was mainly due to purchase of property, plant and equipment of RMB 407.7 million and spending on technology development costs of RMB 180.6 million, partially offset by proceeds from government grants of RMB 286.2 million and interest received of RMB 143.8 million. In 2017, net cash from investing activities was an inflow of RMB 76.6 million. The inflow was mainly due to proceeds from disposal of HLGE hotel assets located in China of RMB 524.3 million, interest received of RMB 108.5 million, partially offset by purchase of property, plant and equipment of RMB 289.5 million and net placement of fixed deposits with banks of RMB 254.3 million.

In 2019, net cash used in financing activities was RMB 589.4 million (US$83.2 million). The outflow was mainly due to payment of dividend of RMB 441.9 million (US$62.4 million) and payment of finance costs of RMB 139.1 million (US$19.6 million). In 2018, net cash used in financing activities was an outflow of RMB 449.5 million. The outflow was mainly due to payment of dividend of RMB 730.0 million and payment of finance costs of RMB 108.0 million, partially offset by net increase from bank borrowings of RMB 388.6 million. In 2017, net cash from financing activities was an inflow of RMB 280.9 million. The inflow was mainly due to net increase from bank borrowings of RMB 714.5 million, partially offset by payment of dividend of RMB 333.0 million and payment of finance costs of RMB 107.2 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2019 was RMB 6,173.2 million (US$871.3 million) compared with RMB 6,861.6 million as of December 31, 2018.

As of December 31, 2019, we had loans and borrowings totaling RMB 2,055.0 million (US$290.1 million).

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2019:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	2-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
	(in millions)
Short-term debt (1)	2,085.5	2,085.5	—	—
Lease liabilities (1)	65.1	29.8	35.3	—
Capital expenditures (2)	997.0	577.1	419.9	—

Total	3,147,6	2,692.4	455.2	—

(1)	Includes contractual interest payments.
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were RMB 261.4 million, RMB 586.5 million and RMB 1,263.4 million (US$178.3 million) in 2017, 2018 and 2019, respectively. In 2017, these expenditures were primarily used for upgrading existing facilities and building new facilities mainly in Yulin City in Guangxi Zhuang Autonomous Region. In 2018 and 2019, these expenditures were used primarily for expanding and upgrading Yuchai’s production capacity and for technology development for new engines. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai.

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

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2019, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of RMB 997.0 million (US$140.7 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by government regulation in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2018 and 2019, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of RMB 93.5 million and RMB 30.8 million (US$4.4 million), respectively. These were issued for purchase of production materials, machinery and equipment.

As of December 31, 2018, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 1,272.4 million. As of December 31, 2019, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 2,268.4 million (US$320.2 million). These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund the operation, as and when required.

As of December 31, 2018 and 2019, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation amounted to RMB 1,627.5 million and RMB 1,120.3 million (US$158.1 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

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

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, we will not be affected by these amendments on the date of transition.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The amendments to the definition of material is not expected to have a significant impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of March 31, 2020, there were nine members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck, Tan Eng Kwee and Hoh Weng Ming as its nominees. Messrs. Yan Ping and Han Yiyong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
TAN Eng Kwee (3)(4)	Director	2019
YAN Ping (1)	Director	2012
WU Qiwei (1)	Alternate Director to YAN Ping	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
HAN Yiyong (1)	Director	2010
HO Raymond Chi-Keung (2)(3)	Director	2004
XIE Tao (1)(3)	Director	2019
PHUNG Khong Fock Thomas (1)	Chief Financial Officer	2016
WONG Teck Kow	General Counsel	2018
Conyers Corporate Services (Bermuda) Limited (5)	Secretary	2015

Mr. Tan Aik-Leang relinquished his appointment as Independent Director and the Audit Committee member of the Company with effect from May 11, 2019.

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.
(5)	Codan Services Limited was renamed to Conyers Corporate Services (Bermuda) Limited with effect from April 1, 2017.

Mr. Hoh Weng Ming was appointed President and a Director of the Company on July 17, 2013 and November 11, 2011, respectively. He was the Chief Financial Officer of the Company from May 2008 to November 2011. He has also served as Director of Yuchai since December 2008. Mr. Hoh has more than 35 years of working experience with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd. Previously, he held the position of Financial Controller of the Company from 2002 to 2003 and the Chief Financial Officer of Hong Leong Asia from 2011 to 2013. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an MBA degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Dato’ Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Delta, Safety Godown Company Limited and Millennium & Copthorne Hotels Management (Shanghai) Limited. He is also the Non-Executive Chairman of HLGE and Beijing Fortune Hotel Co., Ltd. as well as the Managing Director of Hong Leong International (Hong Kong) Limited. He has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group of companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Dato’ Gan is related to Mr. Kwek Leng Peck.

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

Mr. Tan Eng Kwee is a Director of the Company. He is also the CEO and a Director of Hong Leong Asia. Mr. Tan has more than 30 years of operations, corporate, accounting and financial experience. Prior to joining Hong Leong Asia, Mr. Tan served in Gold Coin Group for more than 10 years, holding senior management positions of CFO, Group Business Development Director, Group Logistics Director and Group Chief Operating Officer. He has held senior management positions in Perennial China Retail Trust Management Pte. Ltd., Dynapack Asia Pte. Ltd. and Epsilon Global Communications Pte. Ltd. Mr. Tan holds a Bachelor of Accountancy Degree from The University of Singapore and an MBA from the Cranfield School of Management, U.K. He was a fellow member of the Chartered Association of Certified Accountants (U.K.), an associate member of the Institute of Chartered Secretaries & Administrators (now known as Chartered Secretaries Institute of Singapore) and the Chartered Association of Management Accountants, and a fellow member of the Institute of Singapore Chartered Accountants.

Mr. Yan Ping is a Director of the Company and the Chairman of the Board of Directors of Yuchai. He is also the President of the 6th Council of the China Internal Combustion Engine Industry Association and the Chairman of the GY Group (a 17.2% shareholder in our company). Prior to his above appointments, Mr. Yan held various China-government related positions, including as Deputy Secretary-General of the Yulin Municipal Government, as Director of the Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou-Shenzhen Railway Co., Ltd. Mr. Yan holds a Bachelor of Engineering Degree from Dalian Railway College and a Master’s degree in Statistics from the Dongbei University of Finance and Economics.

Dr. Wu Qiwei is an Alternate Director of the Company to Mr. Yan Ping and the President and a director of Yuchai. He previously served as one of the Deputy General Managers of Yuchai and was in charge of sales and marketing. He holds a Bachelor of Engineering Degree from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

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

Dr. Han Yiyong is a Director of the Company and Yuchai. He is also a Director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s degree in Vehicle Engineering from the Shandong University of Technology and, a Master’s degree and a PhD in Power Machinery and Engineering from Guangxi University and Tianjin University, respectively.

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

Mr. Xie Tao was appointed as an Independent Director of the Company and Yuchai on April 2019. He is also an Independent Director of Yuchai as well as Gongniu Group Co., Ltd, a listed company in China. Mr Xie has spent the major part of his career with PricewaterhouseCoopers (PwC) for nearly 23 years. He was a lead partner of the Advisory practice in PwC China. He was also the Senior Partner of Corporate Finance and served on the Executive Board of the China, Singapore and Hong Kong member firms of PwC. Mr. Xie has more than 30 years of experience in corporate management and financial advisory including mergers and acquisitions, corporate finance and transaction services. Between 2012 and 2014, he was a partner at Ernst & Young, then Deloitte, as a leader of transaction services and corporate finance business. He was also a financial advisor for the 2008 Beijing Olympic Games. Between 2010 and 2017, Mr. Xie held several executive and non-executive management roles of private and public companies in China and abroad. Mr. Xie holds a Bachelor’s degree in Physics from Beijing University in China and was a member of the UK Chartered Association of Certified Accountants. Our Board of Directors has determined that Mr. Xie is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Dr. Phung Khong Fock Thomas was appointed Chief Financial Officer of the Company on June 1, 2016. He was appointed a Director of Yuchai in 2017. Dr. Phung has over 30 years’ experience in both the manufacturing and service sectors. Prior to this appointment, Dr. Phung was the East Asia Pacific Finance Director for Alstom Transport (Singapore) Pte. Ltd. He has also worked at Bombardier Transportation Group, Shandong Asia Pacific SSYMB Pulp & Paper Co., Ltd, Thales GeoSolutions (Asia Pacific), Glaxo SmithKline Singapore Pte. Ltd. and Baker Oil Tools, a Baker Hughes company. Dr. Phung received his PhD in Finance from Cass Business School, City University in London in 1998 and an MBA in Financial Management from Hull University Business School in Hull, U.K. in 1994.

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

Conyers Corporate Services (Bermuda) Limited was appointed Secretary of the Company on January 28, 2015.

Audit Committee

The Audit Committee is comprised of three independent non-executive directors, namely Messrs. Xie Tao (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung, and one non-voting member with observer status, namely Mr. Tan Eng Kwee. The Audit Committee oversees the performance of our internal audit function and our independent registered public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Xie Tao as our Audit Committee Financial Expert.

Mr. Tan Eng Kwee was appointed as a non-voting member of the Audit Committee with observer status on March 25, 2019, relying on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. See also “Item 16D Exemptions From The Listing Standards For Audit Committees.” As an observer, Mr. Tan Eng Kwee does not vote on the Audit Committee decisions, does not attend the private meetings between the independent directors of the Audit Committee with the Company’s independent auditors and will abstain from discussions that may involve potential conflict of interest. Mr. Tan Eng Kwee is the CEO of our controlling shareholder, Hong Leong Asia.

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

Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of March 31, 2020 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
YAN Ping (1)	Chairman of the Board of Directors	2005
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (2)	Director and President	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
XIE Tao (1)	Independent Director	2019
LU Yuming	Director and Chief Accountant	2014
PHUNG Khong Fock Thomas	Director	2017
HAN Yiyong (1)	Director and Company Secretary	2010
GU Tangsheng	Director	2005
LAI Tak Chuen Kelvin (3)	Director and Chief Business Controller	2011
TAY Hui Boon Kelly (3)	Financial Controller seconded to Yuchai	2008
QIN Xiaohong	Vice President	2015
WANG Limin	Vice President	2015
TAN Guirong	Vice President	2015
NING Xingyong	Vice President	2015
CAI Xiaohong	Vice President	2017
YAO Huaxiong	Vice President	2018
LIN Zhiqiang	Vice President	2019

(1)	Also a Director of the Company.
(2)	Also an Alternate Director of the Company to Mr. Yan Ping.
(3)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Yan Ping, Hoh Weng Ming, Wu Qiwei, Gan Khai Choon, Kwek Leng Peck, Neo Poh Kiat, Xie Tao, Phung Khong Fock Thomas and Han Yiyong, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers of the Company.”

Mr. Lu Yuming was appointed the Chief Accountant of Yuchai with effect from February 3, 2015 after serving as Deputy Chief Accountant from November 25, 2013. He holds a Bachelor’s degree in Financial Management (Capital Evaluation) from Zhejiang University and has worked in Yuchai’s finance department since 2001.

Dr. Gu Tangsheng is a Director of Yuchai and a Director and President of the GY Group. He holds a PhD in Physics from Zhongshan University.

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

Ms. Tay Hui Boon Kelly is the Financial Controller of the Company seconded to Yuchai. She has been assigned by us to assist Yuchai in its financial accounting, reporting and compliance with local and statutory requirements, and the implementation of financial policies, procedures, financial budgeting and review of investments. Ms. Tay holds a Bachelor degree in Accounting and Financial and Information Management from the University of Sheffield, United Kingdom. She has over fifteen years of experience in management costing and accounting and gained substantial experience from working in various parts of China.

Ms. Qin Xiaohong was appointed a Vice President of Yuchai in 2015. She joined Yuchai in 1990, held the position of Chief Accountant from July 2007 to September 2013 and the Chief Economist from September 2013 to July 2015. She holds a Master’s degree in Business Administration from Guangxi University.

Dr. Wang Limin was appointed a Vice President of Yuchai in 2015. He was appointed as a Deputy General Manager of Yuchai on January 1, 2013. He holds a Bachelor’s degree in Vehicle Engineering from Hubei Automotive Industrial College and a PhD in Advanced Manufacturing from Tianjin University.

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

Dr. Lin Zhiqiang was appointed Executive Vice President of Yuchai in May 2019. Prior to this appointment, he served as Assistant General Manager, Chief Engineer, Senior Quality Director and Senior Director of New Energy R&D and Marketing since December 2011. He holds a PhD in Power Machinery and Engineering from Tianjin University.

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

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai to resume allowing us access to the financial books and records of Yuchai. Moreover, and as disclosed elsewhere in this Annual Report, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement.

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 31, 2020, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes — Oxley Act of 2002, or SOX, frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

Compensation

Service Fees

Pursuant to the Amended and Restated Shareholders Agreement of the Company dated November 9, 1994, Hong Leong Asia is entitled to receive no less than US$500,000 from either Yuchai or the Company for management services as long as Hong Leong Asia remains the controlling shareholder and provided that the services include those of the President and Chief Financial Officer. With effect from January 2008, further to agreements entered into between the Company and Yuchai, Yuchai pays the Company, instead of Hong Leong Asia, consultancy and management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid any fees as set out in the Amended and Restated Shareholders Agreement of November 9, 1994. In 2011, this arrangement was restructured into a separate management services agreement and consulting services agreement, with the total quantum of annual fee remaining the same at US$1,000,000. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholder Agreement.” In December 2019, the Company and Yuchai entered into a supplemental agreement pursuant to which Yuchai paid an additional management fee of RMB 3 million to the Company for the year 2019 in respect of additional management services provided by the Company and higher human resource costs related to those services.

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$490,548 for the fiscal year 2016 at our annual general meeting held on June 13, 2017 and from US$250,000 to US$490,000 for the fiscal year 2017 at our annual general meeting held on June 19, 2018. At our annual general meeting held on June 21, 2019, our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$490,000 for the fiscal year 2018. For fiscal year 2019, and subject to shareholders’ approval at the annual general meeting, we will pay an annual director fee of US$50,000 to each Director (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company, and an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively.

Our Board of Directors may grant special remuneration to any Director who, being called upon, shall render any special or extra services to or at the request of the Company. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by our Board of Directors. As of March 31, 2020, our Board of Directors approved a special remuneration of US$50,000 to be paid to one of our directors for 2019.

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

China Yuchai International Limited 2014 Equity Incentive Plan

The China Yuchai International Limited 2014 Equity Incentive Plan (the “Equity Incentive Plan”) was approved and adopted by the Company on May 10, 2014, and became effective upon approval by the Company’s shareholders on July 4, 2014. The purpose of the Equity Incentive Plan is to provide an incentive to attract, retain and motivate eligible employees of the Company by offering them an opportunity to participate in the Group’s future performance through the grant of Awards (as defined in the Equity Incentive Plan, including options, restricted stock and stock payments).

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

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of share options may not exceed ten years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2019, there were 470,000 options outstanding under the Equity Incentive Plan. No further options have since been granted under the Equity Incentive Plan. The options vest in three equal installments over a three-year term and as of December 31, 2019 and March 31, 2020, all options granted have vested in the grantees.

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

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2019 was approximately RMB 68.2 million (US$9.6 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. For more details, see also “Item 6. Directors, Senior Management and Employees — Compensation — Remuneration and Pensions.”

Employees

As of December 31, 2017, 2018 and 2019, Yuchai employed approximately, 8,678, 8,639 and 8,852 people, respectively, nationwide in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 8.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For fiscal year 2019, the total annual salary and bonus paid and payable to Yuchai’s employees was RMB 1,160.0 million (US$163.7 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of March 31, 2020 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 40,858,290 shares of Common Stock outstanding as of March 31, 2020.

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	17,059,154	41.75%
Coomber Investments Limited (2)	7,028,151	17.20%
Shah Capital Management (3)	3,876,523	9.49%

(1)

Information based on a general announcement by Hong Leong Asia on the Singapore Exchange on January 3, 2019. Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 17,059,154 shares of Common Stock or approximately 41.75% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our shares and share ownership — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders And Related Party Transactions — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)

Information based on the Schedule 13D filed with the SEC on February 13, 2020 by Coomber, Goldman Industrial Ltd., GY Group, State-owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region, Beibu Gulf Industry Investment Fund Limited Partnership, Guangxi Industrial Development Co., Ltd. and the State-owned Assets Supervision and Administration Commission of the People’s Government of Yulin City, according to which each of the foregoing entities may be deemed to share voting and dispositive power with respect to the 7,028,151 shares of Common Stock held directly by Coomber.

(3)	Information based on a report on Form 13-F filed by Shah Capital Management with the SEC on April 8, 2020 for the first quarter ended March 31, 2020.

As of March 31, 2020, there were 25,937,303 shares of Common Stock, or 63.48% of the total number of shares of Common Stock, held of record by 14 holders with registered addresses in the United States.

Except as described below under “The Special Share,” each of our shareholders is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

The Special Share

The special share entitles the holder thereof to elect a majority of our Directors. In addition, no shareholders’ resolution may be passed without the affirmative vote of the special share, including any resolution to amend the Memorandum of Association or our Bye-Laws. The special share is not transferable except to Hong Leong Asia, Hong Leong China or any of its affiliates. In 1994, we issued the special share to Diesel Machinery, a holding company of the Company then controlled by Hong Leong China. During 2002, following the decision of the shareholders of Diesel Machinery to dissolve Diesel Machinery, Diesel Machinery redeemed all of the redeemable stock issued by it to its shareholders. According to the Diesel Machinery shareholders, Diesel Machinery transferred all of the shares of our Common Stock held by it to its shareholders, which included Hong Leong China and its wholly-owned subsidiaries.

Because Coomber, a wholly-owned subsidiary of China Everbright Holdings, was the shareholder of Diesel Machinery which gave notice of the dissolution of Diesel Machinery, the special share was transferred by Diesel Machinery to HL Technology, an affiliate of Hong Leong Asia, pursuant to the terms of the Diesel Machinery Shareholders Agreement described below.

Our Bye-Laws provide that the special share shall cease to carry any rights in the event that, if Hong Leong Asia and its affiliates own the special share, Hong Leong Asia and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of the shares of Common Stock), or if China Everbright Holdings and its affiliates own the special share, China Everbright Holdings and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of the shares of Common Stock). The Bye-Laws also provide for circumstances in which Diesel Machinery holds the special share. However, Diesel Machinery was dissolved in 2003. HL Technology, an affiliate of Hong Leong Asia, holds the special share in addition to 9,520,251 shares of Common Stock, which is greater than the number stipulated in the provisions of our Bye-Laws set forth above.

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

The Reorganization Agreement was scheduled to terminate on June 30, 2007. On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and the GY Group, which is intended to be in furtherance of certain terms of the Reorganization Agreement, as amended. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates certain terms of the Reorganization Agreement. See “Item 4. Information on the Company — History and Development — Cooperation Agreement.”

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and, as of March 31, 2020, we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently usually monthly for as much as up to two weeks at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2019, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services. In December 2019, the Company and Yuchai entered into a supplemental agreement whereby, in consideration of the increase of management services as well as higher human resource costs incurred to provide services to Yuchai, Yuchai paid an additional management fee of RMB 3 million to the Company for the year 2019.

During fiscal year 2019, certain affiliates of Hong Leong Asia charged us RMB 6.8 million (US$1.0 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During fiscal year 2019, Yuchai entered into a trademark license agreement with the GY Group on April 25, 2019 (“Trademark License Agreement”) under which the GY Group granted Yuchai an exclusive and perpetual license to use the thirty trademarks listed therein for a one-time, ten-year usage fee of RMB 169.8 million. The Trademark License Agreement further permits Yuchai to continue using the licensed trademarks free-of-charge after the expiry of the ten-year period.

During fiscal year 2019, Yuchai entered into agreements with the GY Group (including its subsidiaries and affiliates) and with Yuchai’s associates and joint ventures for the sale and purchase of materials, supplies, scraps and diesel engines, lease of assets, hospitality and restaurant services etc. For further details on our business transactions with related parties, please see Note 30 to our consolidated financial statements appearing elsewhere herein.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

Other than as set forth below, neither we nor any of our consolidated subsidiaries is currently involved in any material legal or arbitration proceedings that we believe may have, or have had in the recent past, significant effects on our financial position or profitability.

Proceedings with Yuchai

We have previously encountered difficulties in obtaining the cooperation of the GY Group and Mr. Wang Jianming in the daily management and operation of Yuchai. The GY Group is a minority shareholder of Yuchai and is majority-owned by the Guangxi Zhuang Autonomous Region. Until December 3, 2005, Mr. Wang was the Chairman, legal representative and Chief Executive Officer of Yuchai, as well as the Vice-Chairman and legal representative of the GY Group.

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

In April 2005, we, Yuchai and Coomber agreed on steps relating to the adoption of corporate governance practices at Yuchai and a broad framework for the restructuring of our ownership of Yuchai, and entered into the Reorganization Agreement. The Reorganization Agreement is intended to be in furtherance of the July 2003 Agreement. In December 2005 and November 2006, the parties amended certain provisions of the Reorganization Agreement, including extending the implementation deadline to June 30, 2007. In June 2007, we, Yuchai, Coomber and the GY Group entered into the Cooperation Agreement which amends certain terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the GY Group to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million from Yuchai. Although the parties to the Cooperation Agreement are expected to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be fully consummated, or that implementation of the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to its investment in Yuchai.

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

Standard for US Domestic Listed Companies		China Yuchai International Limited’s Practice
Director Independence

•	A majority of the board must consist of independent directors.	•	Three of our nine directors, Messrs. Xie Tao, Neo Poh Kiat and Ho Raymond Chi-Keung are independent within the meaning of the NYSE standards.

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

•

Our Audit Committee meets the requirements of Rule 10A-3 under this Exchange Act, except for the appointment of Mr. Tan Eng Kwee as a non-voting member of the Audit Committee with observer status, relying on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. See also “Item 16D Exemptions From The Listing Standards For Audit Committees.

•	The audit committee must consist of at least three members, and each member meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.	•

Our Audit Committee consists of four members, three of whom met the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act and one of whom is a non-voting member with observer status relying on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. See also “Item 16D Exemptions From The Listing Standards For Audit Committees.”

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

•	Each listed company must disclose whether its board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	•	The Board of Directors has identified Mr. Xie Tao as our Audit Committee Financial Expert.

•	Each listed company must have an internal audit function.	•

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

Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	Our compensation committee currently has three members, two of whom are independent within the meaning of the NYSE standards.

•	The committee must have a written charter that addresses its purpose and responsibilities.

Standard for US Domestic Listed Companies	China Yuchai International Limited’s Practice

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

The special share is not transferable except to Hong Leong Asia and its affiliates or to China Everbright Holdings and its affiliates. The special share shall cease to carry any rights in the event that, if Hong Leong Asia and its affiliates own the special share, Hong Leong Asia and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock), or if China Everbright Holdings and its affiliates own the special share, China Everbright Holdings and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock). For more details, see “Item 7. Major Shareholders and Related Party Transactions — The Special Share.”

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the US dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the US dollar again, though there have been periods when the US dollar has appreciated against the Renminbi as well. From December 31, 2015 to December 31, 2019, the Renminbi depreciated about 7.5% against the US dollar. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

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

On January 12, 2017, the PBOC issued the Notice of People’s Bank of China on Matters Concerning Macro-Prudential Management on All-round Cross-border Financing (“Notice 9”), which took effect on the same day, and, according to Notice 9, the domestic entities (other than FIEs) can borrow foreign debts without the pre-approval of SAFE as well as the quota for foreign debts of domestic entities shall be calculated by reference to the annul net asset, outstanding foreign debts, and the other factors.

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

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which canceled the restriction on the domestic equity investment by non-investment foreign-funded enterprises with their capital funds. Subject to the requirements as set forth in the Foreign Investment Negative List and the authenticity and compliance with the regulations of domestic investment projects, as well as other requirements regulating foreign investment, non-investment foreign-funded enterprises now are allowed to lawfully make domestic equity investments by using their capital.

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

Taxation of Dividends from Yuchai

Under the former Foreign Investment and Foreign Enterprises Law, which is now expired (the “FEIT Law”), any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. This exemption is only applicable for revenues accumulated up to December 31, 2007.

In 2007, the PRC National People’s Congress adopted a new tax law, China Unified Enterprise Income Tax Law (the “CIT Law”), which became effective on January 1, 2008 and was amended by the Standing Committee of the National People’s Congress on December 29, 2018. The State Council adopted the related implementation rules on December 6, 2007 which was amended on April 23, 2019. In accordance with the CIT Law and its implementation rules, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months.

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

On October 17, 2017, the Chinese State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “Announcement 37”), which became effective on December 1, 2017. According to the Announcement 37, the Circular concerning Strengthening the Administrative of Enterprise Income Tax on Income Derived from Transfer of Equity of Non-resident Enterprises (the “Circular 698”) has been repealed and Subsection 2 of Section 8 of Circular 7 was repealed.

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

In 2007, the National People’s Congress approved and promulgated a new tax law, the CIT Law, which became effective from January 1, 2008 and was further amended on December 29, 2018. Under the CIT Law, foreign invested enterprises and domestic companies are subject to a uniform corporate tax rate of 25%. The CIT Law provides a five-year transition period from its effective date for those enterprises, such as Yuchai, which were established before January 1, 2008 and which were entitled to a preferential lower tax rate under the effective tax laws or regulations. During the transition period from 2008 to 2012, a transitional graduated tax rate was applied from the existing preferential corporate tax rate to the uniform corporate tax rate of 25%.

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

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. In 2011, Yuchai was certified as a high technology company with effect from 2011 to 2013. In 2014, Yuchai was certified as a high technology company with effect from 2014 to 2016, so it may qualify for this scheme if certain other criteria are met, and it was certified again in 2017, as a high technology company with effect from 2017 until 2019, so it may qualify for this scheme if certain other criteria are met. Yuchai will be submitting the application for the High Technology Incentive in mid-2020.

From 2008 to 2010, Yuchai was subject to the reduced corporate tax of 15% as it qualified under the Western Development Incentive Scheme. Since Yuchai operates in the Guangxi Zhuang Autonomous Region and had previously qualified under the Western Development Incentive Scheme, Yuchai believes that it still qualifies under this scheme and filed corporate tax returns at the reduced corporate tax rate of 15% from 2011 to 2014, subject to final approval by the local tax authority. Yuchai filed its corporate tax returns for 2015, 2016, 2017 and 2018 under the High Technology Incentive Scheme. In the event that Yuchai is not able to qualify for any of these incentive schemes, it would be subject to corporate tax at a rate of 25% as prescribed under the CIT Law. The majority of Yuchai’s subsidiaries continue to be subject to the CIT Law prescribed tax rate of 25%.

Any adverse findings in tax examinations or change in the tax legislation in China could have a material adverse impact on our consolidated financial conditions or results of operations. Furthermore, pursuant to the CIT Law, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC in accordance with the CIT, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules specify that a “de facto management organization” means an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. Although the Implementation Rules provide a definition of “de facto management organization”, such definition has not been tested and there remains uncertainty as to when a non-PRC enterprise’s “de facto management organization” is considered to be located in the PRC. If we or any of our subsidiaries registered outside China are treated as “tax resident enterprise” under the CIT Law, our income tax expenses may increase and our profitability could decrease.

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

Value-Added Tax

In addition to Chinese income tax, Yuchai is subject to valued added tax, or the VAT. With effect from November 19, 2017, the amended Value-Added Tax Provisional Regulations require all tax payers engaging in sales of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC to pay VAT. Commencing from 2012, the application of VAT has been gradually expanded to certain industries through a VAT pilot program to replace business and services taxes. On May 1, 2016, following the completion of the VAT pilot program, VAT was extended to cover the construction, real estate, finance and consumer services sectors. The basic VAT rate is 17% of the sales price of the item, although certain goods are assessed at a preferential VAT rate of 13%.

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

On March 5, 2019, Premier Li Keqiang delivered the Government Work Report, according to which the VAT tax rates in China will be further reduced. The 16% VAT rate which applies to the manufacturing sector will be lowered to 13%, and the 10% VAT rate which applies to construction and transport will be lowered to 9%. The new VAT rates will come into force from April 1, 2019. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs promulgated the Announcement on Policies regarding Deepening the Reform of Value-Added Taxation, which came into force on April 1, 2019, in which the authorities restated that all the sectors subject to 16% and 10% VAT rates will be entitled to the newly reduced rates of 13% and 9%, respectively.

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

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning and disposing of Common Stock. It applies to a US Holder (as defined below) that holds the Common Stock as a capital asset for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, including:

•	a financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a real estate investment trust,

•	a regulated investment company,

•	U.S. expatriates,

•	persons who acquired Common Stock pursuant to the exercise of any employee share option or otherwise as compensation,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the stock of the Company (by vote or value),

•	a person that owns Common Stock through a partnership or other pass-through entity or arrangement,

•	a person that holds Common Stock as part of a straddle or a hedging or conversion transaction,

•	a person whose functional currency is not the US dollar, or

•	a person subject to special tax accounting rules as a result of any item of gross income with respect to the Common Stock being taken into account in an applicable financial statement.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the Medicare tax on certain “net investment income.” If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the Common Stock, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term, medium-term and long-term Renminbi denominated borrowings obtained by Yuchai. The interest rates of such borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. We also have various credit facilities from banks in Singapore to finance our working capital requirements. As of December 31, 2019, we had outstanding consolidated loans of RMB 2,055.0 million (US$290.1 million).

The Company is exposed to the following market risk factors:

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investment and derivative financial instruments.

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

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2019 of the Company would increase/decrease by RMB 21.4 million (US$3.0 million) (2018: profit increase/decrease by RMB 20.6 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk in fiscal years 2018 and 2019 are primarily Singapore dollar, Euro, Renminbi and the United States dollar.

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

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2018	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Quoted equity securities	21,876	—	—	—	—
Trade and other receivables	693	25,827	12,149	675	—
Cash and bank balances	220,268	1,166	28,518	31,662	25
Financial liabilities	(15,126)	—	(501,014)	—	—
Trade and other payables	(13,952)	(17,452)	(7,060)	(41,828)	—

	213,759	9,541	(467,407)	(9,491)	25

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2019	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Quoted equity securities	9,235	—	—	—	—
Trade and other receivables	607	414	7,624	658	—
Cash and bank balances	228,589	52	11,233	2,595	7,364
Financial liabilities	(15,710)	—	(139,524)	—	—
Trade and other payables	(7,086)	(27,922)	(10,596)	(2,605)	(83)

	215,635	(27,456)	(131,263)	648	7,281

US$	30,435	(3,875)	(18,527)	91	1,028

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Singapore dollar	21,376	21,564	3,044
Euro	954	(2,746)	(388)
United States dollar	(46,741)	(13,126)	(1,853)
Renminbi	(949)	65	9

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2019.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Xie Tao is an “audit committee financial expert” as defined by current SEC rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	2018		2019
	RMB		RMB
	(in thousands)
Audit fees	10,443	(1)	9,736	(2)
Audit-related fees	662		345
Tax fees	309		85
All other fees	162		103
Total	11,576		10,269

(1)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2018. The remaining audit fees of RMB 4.0 million were billed in 2019.

(2)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2019. The remaining audit fees of RMB 4.8 million had not been billed as of March 31, 2020.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As our Common Stock is listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies. Our audit committee is comprised of three independent non-executive directors, namely Messrs. Xie Tao (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung, and one non-independent non-executive director Mr. Tan Eng Kwee. Mr. Tan Eng Kwee was appointed as a non-voting member of the Audit Committee with observer status on March 25, 2019, relying on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. Each of Messrs. Xie Tao, Neo Poh Kiat and Ho Raymond Chi-Keung satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices, which are in compliance with Bermuda law, and those followed by U.S. companies can be found in “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Corporate Governance.”

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
Name: Hoh Weng Ming
Title: President and Director

Date: April 30, 2020

China Yuchai International Limited

Consolidated Financial Statements

December 31, 2019

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for financial instruments in the year ended December 31, 2018 and its method of accounting for leases in the year ended December 31, 2019.

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

April 30, 2020

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on Internal Control over Financial Reporting

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, China Yuchai International Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 30, 2020 expressed an unqualified opinion thereon.

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

Ernst & Young LLP

Singapore

April 30, 2020

China Yuchai International Limited

Consolidated Statement of Profit or Loss

	Note	31.12.2017	31.12.2018	31.12.2019	31.12.2019
		RMB’000	RMB’000	RMB’000	US$’000

Revenue	7	16,197,819	16,263,248	18,016,085	2,542,813
Cost of sales	8.1	(12,841,768)	(13,171,227)	(14,910,244)	(2,104,451)

Gross profit		3,356,051	3,092,021	3,105,841	438,362
Other operating income	8.2(a)	532,117	205,143	347,161	48,999
Other operating expenses	8.2(b)	(22,719)	(12,463)	(8,675)	(1,224)
Research and development costs	8.1	(608,181)	(447,668)	(492,204)	(69,470)
Selling, general and administrative costs	8.1	(1,652,855)	(1,554,512)	(1,806,042)	(254,907)

Operating profit		1,604,413	1,282,521	1,146,081	161,760
Finance costs	8.3	(100,439)	(113,088)	(131,796)	(18,602)
Share of profit of associates and joint ventures, net of tax	5,6	10,054	11,634	19,034	2,686

Profit before tax		1,514,028	1,181,067	1,033,319	145,844
Income tax expense	9	(194,172)	(206,667)	(172,619)	(24,364)

Profit for the year		1,319,856	974,400	860,700	121,480

Attributable to:
Equity holders of the parent		888,809	695,266	604,914	85,378
Non-controlling interests		431,047	279,134	255,786	36,102

		1,319,856	974,400	860,700	121,480

Earnings per share (dollar per share)
- Basic	10	21.80	17.02	14.81	2.09
- Diluted	10	21.80	17.02	14.81	2.09

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000

Profit for the year	1,319,856	974,400	860,700	121,480

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods, net of tax:
Foreign currency translation	(72,271)	49,245	8,467	1,195
Realization of foreign currency translation reserves upon disposal of foreign operation	(4,252)	—	—	—
Net fair value change on debt instruments at fair value through other comprehensive income	—	32,646	3,050	431

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods, representing other comprehensive income for the year, net of tax	(76,523)	81,891	11,517	1,626

Total comprehensive income for the year, net of tax	1,243,333	1,056,291	872,217	123,106

Attributable to:
Equity holders of the parent	827,109	763,935	610,369	86,148
Non-controlling interests	416,224	292,356	261,848	36,958

	1,243,333	1,056,291	872,217	123,106

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

	Note	31.12.2018	31.12.2019	31.12.2019
		RMB’000	RMB’000	US$’000

ASSETS

Non-current assets
Property, plant and equipment	11	3,756,542	4,210,444	594,267
Investment property	12	6,765	6,552	925
Prepaid operating leases	13	354,546	—	—
Intangible assets	14	418,637	954,144	134,669
Investment in associates and joint ventures	5,6	224,942	275,946	38,947
Deferred tax assets	9	361,207	422,960	59,697
Long-term bank deposits	18	70,000	50,000	7,057
Right-of-use assets	19	—	415,384	58,628
Capitalized contract cost	7.2	44,434	136,457	19,260

		5,237,073	6,471,887	913,450

Current assets
Inventories	15	2,517,864	2,824,137	398,602
Trade and other receivables	17	7,785,287	8,190,293	1,155,988
Prepaid operating leases	13	12,546	—	—
Other current assets	16	46,672	26,956	3,805
Cash and cash equivalents	18	5,559,890	5,753,268	812,024
Long-term bank deposits, current	18	70,000	70,000	9,880
Short-term bank deposits	18	356,926	286,543	40,443
Restricted cash	18	71,706	231,107	32,619

		16,420,891	17,382,304	2,453,361

Total assets		21,657,964	23,854,191	3,366,811

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

	Note	31.12.2018	31.12.2019	31.12.2019
		RMB’000	RMB’000	US$’000

EQUITY AND LIABILITIES

Equity
Issued capital	20	2,081,138	2,081,138	293,734
Statutory reserves	22	302,404	304,307	42,950
Capital reserves	22	30,704	30,704	4,334
Retained earnings		6,092,549	6,456,802	911,321
Other components of equity	22	(110,946)	(105,422)	(14,879)

Equity attributable to equity holders of the parent		8,395,849	8,767,529	1,237,460
Non-controlling interests		2,751,705	2,805,856	396,022

Total equity		11,147,554	11,573,385	1,633,482

Non-current liabilities
Loans and borrowings	28(b)	15,078	—	—
Other liabilities	28(a)	34	—	—
Lease liabilities	27	—	31,374	4,428
Contract liabilities	26	53,703	53,813	7,596
Deferred tax liabilities	9	136,728	153,486	21,663
Deferred grants	29	585,526	656,776	92,698
Other payables	24	160,091	176,302	24,883

		951,160	1,071,751	151,268

Current liabilities
Trade and other payables	24	7,031,043	8,468,091	1,195,198
Loans and borrowings	28(b)	2,001,014	2,055,046	290,052
Other liabilities	28(a)	14	999	141
Lease liabilities	27	—	28,633	4,041
Contract liabilities	26	286,786	382,809	54,030
Provision for taxation		73,480	55,446	7,826
Provision	25	166,913	218,031	30,773

		9,559,250	11,209,055	1,582,061

Total liabilities		10,510,410	12,280,806	1,733,329

Total equity and liabilities		21,657,964	23,854,191	3,366,811

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the parent
	Issued capital	Preference shares	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Reserve of asset classified as held for sale	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2017	2,059,076	21	299,144	30,954	5,358,037	(43,959)	20,839	22,720	(11,160)	7,735,672	2,317,982	10,053,654

Profit for the year	—	—	—	—	888,809	—	—	—	—	888,809	431,047	1,319,856
Other comprehensive income for the year, net of tax	—	—	—	—	—	(38,980)	—	(22,720)	—	(61,700)	(14,823)	(76,523)

Total comprehensive income for the year	—	—	—	—	888,809	(38,980)	—	(22,720)	—	827,109	416,224	1,243,333

Contributions by and distributions to owners
Shares issued during the year	22,062	—	—	—	—	—	—	—	—	22,062	—	22,062
Dividends declared and paid (US$0.90 per share)	—	—	—	—	(248,844)	—	—	—	—	(248,844)	—	(248,844)
Cost of share-based payments	—	—	—	—	—	—	1,592	—	—	1,592	—	1,592
Exercise of share option	—	—	—	—	—	—	(2,673)	—	—	(2,673)	—	(2,673)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(98,941)	(98,941)

Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests	—	—	—	(250)	—	—	—	—	(381)	(631)	(7,648)	(8,279)

Others
Transfer to statutory reserves	—	—	1,882	—	(1,882)	—	—	—	—	—	—	—

At December 31, 2017	2,081,138	21	301,026	30,704	5,996,120	(82,939)	19,758	—	(11,541)	8,334,287	2,627,617	10,961,904

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the parent
	Issued capital	Preference shares	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve of financial assets at FVOCI	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2018	2,081,138	21	301,026	30,704	5,996,120	(82,939)	19,758	—	(11,541)	8,334,287	2,627,617	10,961,904

Effect of adoption of IFRS 9	—	—	—	—	—	—	—	(104,893)	—	(104,893)	(32,384)	(137,277)

Profit for the year	—	—	—	—	695,266	—	—	—	—	695,266	279,134	974,400
Other comprehensive income for the year, net of tax	—	—	—	—	—	43,724	—	24,945	—	68,669	13,222	81,891

Total comprehensive income for the year	—	—	—	—	695,266	43,724	—	24,945	—	763,935	292,356	1,056,291

Contributions by and distributions to owners
Dividends declared and paid (US$2.21 per share) (Note 21)	—	—	—	—	(597,459)	—	—	—	—	(597,459)	—	(597,459)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(135,905)	(135,905)

Others
Transfer to statutory reserves	—	—	1,378	—	(1,378)	—	—	—	—	—	—	—
Conversion of preference shares	—	(21)	—	—	—	—	—	—	—	(21)	21	—

At December 31, 2018	2,081,138	—	302,404	30,704	6,092,549	(39,215)	19,758	(79,948)	(11,541)	8,395,849	2,751,705	11,147,554

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the parent
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2019	2,081,138	302,404	30,704	6,092,549	(39,215)	19,758	(79,948)	(11,541)	8,395,849	2,751,705	11,147,554

Profit for the year	—	—	—	604,914	0	—	—	—	604,914	255,786	860,700
Other comprehensive income for the year, net of tax	—	—	—	—	3,124	—	2,331	—	5,455	6,062	11,517

Total comprehensive income for the year	—	—	—	604,914	3,124	—	2,331	—	610,369	261,848	872,217

Contributions by and distributions to owners
Dividends declared and paid (US$0.85 per share) (Note 21)	—	—	—	(238,758)	—	—	—	—	(238,758)	—	(238,758)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	(207,514)	(207,514)

Changes in ownership interests in subsidiary
Acquisition of non-controlling interests	—	—	—	—	—	—	—	69	69	(183)	(114)

Other
Transfer to statutory reserves	—	1,903	—	(1,903)	—	—	—	—	—	—	—

At December 31, 2019	2,081,138	304,307	30,704	6,456,802	(36,091)	19,758	(77,617)	(11,472)	8,767,529	2,805,856	11,573,385

US$’000	293,734	42,950	4,334	911,321	(5,094)	2,789	(10,955)	(1,619)	1,237,460	396,022	1,633,482

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000

Operating activities

Profit before tax	1,514,028	1,181,067	1,033,319	145,844
Adjustments:
Amortization of intangible asset	—	—	1,012	143
Amortization of prepaid operating leases	12,366	12,724	—	—
Bad debt written off/(recovered)	10	(108)	—	—
Cost of share-based payments	1,592	—	—	—
Depreciation of property, plant and equipment
- investment property	248	884	380	54
- property, plant and equipment	431,567	420,277	422,859	59,683
- right-of-use assets	—	—	40,958	5,781
Dividend income from quoted equity securities	(2,532)	(1,992)	(959)	(135)
Exchange (gain)/loss	(8,319)	4,235	(4,679)	(660)
Fair value (gain)/loss on foreign exchange forward contract	—	(4,529)	5,529	780
Fair value (gain)/loss on quoted equity securities	(12,768)	3,433	(1,118)	(158)
Finance costs	100,439	113,088	131,796	18,602
(Gain)/loss on disposal of:
- associate	(199)	—	—	—
- joint venture	(107,976)	—	—	—
- property, plant and equipment	(11,668)	(8,835)	645	91
- quoted equity securities	—	—	(11,528)	(1,627)
- right-of-use assets	—	—	(9,237)	(1,304)
- subsidiaries	(216,115)	—	—	—
Government grants	(28,035)	(32,237)	(122,371)	(17,272)
Interest income	(105,421)	(147,244)	(177,261)	(25,019)
Impairment losses on
- development property	—	—	3,039	429
- intangible asset	40,000	—	—	—
- property, plant and equipment	20,845	30,173	3,950	558
(Reversal of impairment losses)/impairment losses on trade receivables	(10,854)	(11,052)	32,340	4,565
Property, plant and equipment written off	5,682	1,265	4,137	584
Provision for onerous contract	—	—	2,316	327
(Reversal of write-down)/ impairment losses of inventories, net	(19,901)	(8,468)	17,022	2,403
Share of profit of associates and joint ventures, net of tax	(10,054)	(11,634)	(19,034)	(2,686)
Write-back of trade and other payables	(29)	—	(2,087)	(295)

Profit before tax after adjustments	1,592,906	1,541,047	1,351,028	190,688

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000

Changes in working capital
(Increase)/decrease in inventories	(897,437)	47,533	(314,904)	(44,446)
Decrease/(increase) in trade and other receivables and capitalized contract cost	81,121	(502,069)	(514,163)	(72,570)
Increase/(decrease) in trade and other payables and contract liabilities	846,175	(229,457)	1,294,214	182,667
Decrease/(increase) in development properties	377	4,205	(71)	(10)

Cash flows from operating activities	1,623,142	861,259	1,816,104	256,329
Income taxes paid	(202,975)	(190,658)	(233,088)	(32,898)

Net cash flows from operating activities	1,420,167	670,601	1,583,016	223,431

Investing activities
Payment for trademarks usage fee	—	—	(169,811)	(23,967)
Additional investment in subsidiaries	(8,279)	—	(114)	(16)
Additional investment in associates and joint ventures	(75,000)	—	(41,160)	(5,809)
Development costs	—	(180,626)	(345,128)	(48,712)
Dividend received from:
- joint ventures	754	801	821	116
- quoted equity securities	2,532	1,992	959	135
Interest received	108,481	143,768	173,745	24,523
Proceeds from disposal of:
- associate	1,832	—	—	—
- joint venture	182,679	—	—	—
- property, plant and equipment	15,640	6,669	1,178	166
- quoted equity securities	—	—	16,429	2,319
- right-of-use assets	—	—	11,008	1,554
- subsidiaries, net of cash disposed	341,602	—	—	—
Proceeds from government grants	50,095	286,198	191,491	27,027
Purchase of property, plant and equipment	(289,472)	(407,747)	(749,087)	(105,727)
Tax and relevant expenses in relation to disposal of subsidiary(i)	—	—	(38,887)	(5,489)
(Withdrawal)/placement of fixed deposits with banks, net	(254,294)	68,953	138,079	19,489

Net cash flows from/(used in) investing activities	76,570	(79,992)	(810,477)	(114,391)

Note:

(i)	This relates to retention money deposited in a joint signatory account with the buyer of LKNII for payment of tax payable for the disposal of LKNII in 2018, which have been settled in 2019.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000

Financing activities
Dividends paid to:
- equity holders of the parent	(235,947)	(597,459)	(238,758)	(33,699)
- non-controlling interests	(97,009)	(132,558)	(203,167)	(28,675)
Interest paid and discounting on bills receivable	(107,246)	(108,039)	(139,118)	(19,635)
Payment of finance lease liabilities	(38)	(33)	—	—
Payment of principal portion of lease liabilities	—	—	(48,365)	(6,826)
Proceeds from:
- borrowings	1,814,618	2,000,320	2,040,752	288,034
- issue of shares	6,617	—	—	—
Repayment of borrowings	(1,100,133)	(1,611,756)	(2,000,773)	(282,392)

Net cash flows from/(used in) financing activities	280,862	(449,525)	(589,429)	(83,193)

Net increase in cash and cash equivalents	1,777,599	141,084	183,110	25,847
Cash and cash equivalents at January 1	3,653,914	5,390,324	5,559,890	784,729
Effect of exchange rate changes on balances in foreign currencies	(41,189)	28,482	10,268	1,448

Cash and cash equivalents at December 31	5,390,324	5,559,890	5,753,268	812,024

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2019 were authorized for issue in accordance with a resolution of the directors on April 30, 2020.

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

The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai. Guangxi Yuchai Machinery Group Company Limited (“GY Group”), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai.

As at December 31, 2019, Yuchai has nine (2018: nine) direct and 33 (2018: 32) indirectly owned subsidiaries, four (2018: four) joint ventures and one (2018: one) associate. Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”) and Guangxi Yuchai Accessories Manufacturing Company Limited (“GYAMC”) are the two most significant subsidiaries of Yuchai. YMMC has 29 (2018: 28) wholly-owned subsidiaries (collectively “YMMC Group”) located at various provinces in the PRC. The principal business of YMMC Group are trading and distribution of components of diesel engines and automobiles. GYAMC has two wholly-owned subsidiaries (collectively “GYAMC Group”). The principal business of GYAMC Group are sales and manufacturing of components of diesel engines. The detailed information of Yuchai’s significant subsidiaries, joint ventures and associate are disclosed in Notes 4, 5 and 6.

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

The Group’s shareholding has changed through various transactions, the Group’s equity interest in HLGE was 49.4% as at December 31, 2011.

On January 13, 2012, Grace Star transferred 24,189,170 Series B redeemable convertible preference shares (“RCPS”), representing 100% of remaining unconverted Series B RCPS, in the capital of HLGE (the “Trust Preference Shares”) to the Trustee pursuant to a trust deed entered into between HLGE and the Trustee. On January 16, 2012, the Trust Preference Shares were mandatorily converted into 24,189,170 new ordinary shares in the capital of HLGE (the “Trust Shares”) resulting in the Group’s shareholding interest in HLGE decreased from 49.4% to 48.1%. On April 4, 2012, as a result of the conversion of all the outstanding Series A redeemable convertible preference shares held by Venture Delta Limited and Grace Star, into new ordinary shares in the capital of HLGE, the Group’s shareholding interest in HLGE increased from 48.1% to 48.9%. The Trust Shares are accounted for as treasury shares by HLGE, issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, the Group’s shareholding interest in HLGE is stated as 50.1%, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust.

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

In 2015, HLGE undertook a share consolidation exercise to consolidate every 10 ordinary shares in the capital of HLGE into one ordinary share. Upon completion of the share consolidation exercise, the Group held 47,107,707 ordinary shares of HLGE. As at December 31, 2015, the Group’s interest in HLGE was 50.2%, net of the ordinary shares held by the Trustee under the Trust.

As of December 31, 2018 and 2019, the Group’s shareholding interest in HLGE remains at 50.2%, net of the ordinary shares held by the Trustee under the Trust.

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

The consolidated financial statements have been prepared on a historical cost basis except as disclosed in the accounting policies below.

The consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand (“RMB’000”), except when otherwise indicated.

Translation of amounts from Renminbi to the United States Dollar (“US Dollar”) is solely for the convenience of the reader. Translation of amounts from Renminbi to US Dollar has been made at the rate of RMB 7.0851 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2020 and all values are rounded to the nearest thousand (“US$’000”), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

Where goodwill has been allocated to a cash-generating unit (“CGU”) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

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

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognizes the loss within “Share of profit/(loss) of associates and joint ventures, net of tax” in the statement of profit or loss.

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

(c)	Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(d)	Fair value measurement

The Group measures financial instruments, such as quoted equity securities, bills receivable and a foreign exchange forward contract, at fair value at each balance sheet date.

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

Fair value related disclosures for financial instruments that are measured at fair value are summarized in the following notes:

•	Quoted equity securities	Note 35

•	Bills receivable	Note 35

•	Foreign exchange forward contract	Note 35

(e)	Foreign currency translation

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

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liabilities relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(e)	Foreign currency translation (cont’d)

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into RMB at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates during the reporting period. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

(f)	Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

Sale of engines

Revenue from sale of engines is recognized at the point in time when control of the engine is transferred to the customer, generally on delivery of the engines, or, in some cases, when the engines are installed by the customers.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated (e.g. warranties). In determining the transaction price for the sale of engines, the Group considers the effects of variable consideration and the existence of significant financing components.

(i) Variable consideration

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probably that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Some contracts for the sale of engines provide customers with volume rebates. The volume rebates give rise to variable consideration.

Volume rebates

The Group provides certain customers with retrospective volume rebates when the quantity of products purchased during the period exceeds a threshold specified in the contract. To estimate the variable considerations for the expected future rebates, the Group applies the most likely amount method for each individual contract. The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized in “Trade and other payables” for the expected future rebates (i.e., the amount not included in the transaction price).

(ii) Significant financing component

The Group receives advance payments from customers for the sale of engines. The Group applies the practical expedient for short-term advances received from customers. That is, the promised amount of consideration is not adjusted for the effects of a significant financing component if the period between the transfer of the promised good or service and the payment is one year or less.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(f)	Revenue from contracts with customers (cont’d)

Warranty obligations

The Group typically provides warranties for general repairs of defects as part of the sale of engines. These assurance-type warranties are accounted for as warranty provisions. Refer to the accounting policy on warranty provisions in Section (s) Provisions.

Certain contracts provide a customer with maintenance service, i.e. a distinct service to the customer in addition to the assurance that the product complies with agreed upon specification. These service-type warranties are bundled together with the sale of engines. Contracts for bundled sale of engines and a service-type warranty comprise two performance obligations because the promises to transfer the engines and to provide the service-type warranty are capable of being distinct. Using a combination of expected cost-plus margin and residual approaches, the transaction price is allocated to the service-type warranty and engines with the former performance obligation recognizing a corresponding contract liability. Revenue for service-type warranties is recognized at the point in time when the service-type warranty is provided.

Consignment arrangements

In some consignment arrangements, although the good has been delivered to the customer, the Group retains control of the good and satisfies its performance obligation only upon the utilization of the good by the customer.

Sale of completed development properties

Revenue is recognized when control of the property has been transferred to the customer, either over time or at a point in time, depending on the contractual terms and the practices in the legal jurisdictions.

For development properties whereby the Group is restricted contractually from directing the properties for another use as they are being developed and has an enforceable right to payment for performance completed to date, revenue is recognized over time, based on the construction and other costs incurred to-date as a proportion of the estimated total construction and other costs to be incurred.

For development properties whereby the Group does not have an enforceable right to payment for performance completed to date, revenue is recognized when the customer obtains control of the asset.

Rendering of services

Revenue from rendering services relates to project management contracts, and hotel room and restaurant operations. Revenue is recognized over the period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be performed.

Contract balances

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e. only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Section (m) Financial instruments – Initial recognition and subsequent measurement.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(f)	Revenue from contracts with customers (cont’d)

Refund liabilities

A refund liability is recognized for the obligation to refund some or all of the consideration received (or receivable) from a customer. The liability is measured at the amount the Group ultimately expects it will have to return to the customer. The Group updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of each reporting period.

Costs to fulfil a contract

Costs to fulfil a contract are capitalized if the costs relate directly to the contract, generate or enhance resources used in satisfying the contract and are expected to be recovered. Other contract costs are expensed as incurred.

Capitalized contract costs are subsequently recognized in profit or loss as the Group recognizes the related revenue. An impairment loss is recognized in profit or loss to the extent that the carrying amount of the capitalized contract costs exceeds the remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the contract costs relates less the costs that relate directly to providing the goods and that have not been recognized as expenses.

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

Investment properties are initially recognized at cost, including transaction costs. Subsequent to initial recognition, investment properties are carried at cost less accumulated depreciation and impairment losses. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of the investment properties. The estimated useful life is 30 years. Depreciation methods, useful lives and residual values of investment properties are reassessed at each reporting date.

Investment properties are derecognized either when they have been disposed of (i.e., at the date recipient obtains control) or when they are permanently withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition. In determining the amount of consideration from the derecognition of investment property the Group considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the buyer (if any).

Transfers are made to (or from) investment property only when there is a change in use. Under cost model, the transfer does not change the carrying amount of the property transferred.

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

Goodwill

Accounting policy for goodwill is separately discussed in Note 2.3(a).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Intangible assets (cont’d)

A summary of the policies applied to the Group’s intangible assets is as follows:

	Trademarks	Technology know-how	Development costs
Useful lives	Indefinite	10 years	*
Amortization method used	No amortization	Amortized on a straight-line basis over the period of the technology know-how	*
Internally generated or acquired	Acquired	Internally generated	Internally generated

*	Development costs relate to on-going development projects that have not been completed and are not available for use.

(m)	Financial instruments – Initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (“OCI”), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient are measured at the transaction price as disclosed in Section (f) Revenue from contracts with customers.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (“SPPI”)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – Initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade and other receivables (excluding bills receivable).

Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group’s debt instruments at fair value through OCI includes bills receivable.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group does not have equity instruments measured under this category.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – Initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement (cont’d)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in statement of profit or loss.

This category includes derivative instruments and listed equity investments which the Group had not irrevocably elected to classify at fair value through OCI. Dividends on listed equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset has expired; or

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – Initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Debt instruments at fair value through OCI represented by bills receivable (Note 17)

•	Trade receivables (Note 17)

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss and financial guarantee contracts. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposure for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure irrespective of timing of the default (a “life time ECL”).

For trade receivable, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience adjusted for forward-looking factors specific to the debtors and the economic environment.

For debt instruments at fair value through OCI, the Group applies the low credit risk simplifications. At every reporting date, the Group evaluate whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making the evaluation, the Group reassesses the external credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group’s debt instruments at fair value through OCI comprise solely of bills receivable. It is the Group’s policy to measure ECLs on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL.

The Group considers a financial asset in default when contractual payments are more than 360 days from the invoice date. However, in certain cases the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering contractual cash flow.

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

The Group’s financial liabilities include trade and other payables, loans and borrowings, lease liabilities, other liabilities and derivative financial instruments.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – Initial recognition and subsequent measurement (cont’d)

Financial liabilities (cont’d)

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss

•	Financial liabilities at amortized cost

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

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has not designated any financial liability as at fair value through profit or loss.

Financial liabilities at amortized cost

This is the category most relevant to the Group. After initial recognition, financial liabilities that are not carried at fair value through profit or loss are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

This category generally applies to loans and borrowings, lease liabilities, other liabilities and payables. For more information refer to Note 24 and 28.

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

(o)	Impairment of non-financial assets

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

•	Disclosures for significant assumptions (Note 3)

•	Property, plant and equipment (Note 11)

•	Intangible assets (Note 14)

•	Investment property (Note 12)

•	Right-of-use assets (Note 19)

•	Investment in associates & joint ventures (Note 5 & 6)

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of ten years. A long-term growth rate is calculated and applied to project future cash flows after the tenth year.

Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

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

Intangible assets with indefinite useful lives are tested for impairment annually at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(p)	Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

(q)	Leases

Accounting policy beginning January 1, 2019

The Group assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, expect for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and estimated useful lives of the assets, as follows:

• Leasehold land	Shorter of 3 years to 50 years
• Building and office space	1 to 6 years
• Office furniture, fittings and equipment	5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subjected to impairment. Refer to the accounting policies in Section (o) Impairment of non-financial assets.

(ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substances fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying assets.

(iii) Short-term leases

The Group applies the short-term lease recognition exemption to its short-term leases of land and building (i.e., those leases that have a lease term of 12 months of less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(q)	Leases (cont’d)

Accounting policy beginning January 1, 2019 (cont’d)

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income arising is accounted for on straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Accounting policy prior to January 1, 2019

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

Product warranty

The Group recognizes a liability at the time the product is sold, for the estimated future costs relating to the assurance-type warranties, to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road applications engines, warranties extend for a duration (generally 12 to 60 months) or mileage (generally 50,000 to 360,000 kilometers), whichever materializes first. For other applications engines, warranties extend for a duration of generally 12 to 28 months or running hours of 1,000 to 3,500 hours, whichever materializes first. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Onerous contract

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received under it.

(t)	Pensions and other post-employment benefits

Defined contribution plans

The Group participates in and makes contributions to the national pension schemes as defined by the laws of the countries in which it has operations. The contributions are at a fixed proportion of the basic salary of the staff. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related services are performed.

Employee leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly before twelve months after the end of the reporting period is recognized for services rendered by employees up to the end of the reporting period.

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

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 23.

That cost is recognized in “Staff costs” (Note 8.4), together with a corresponding increase in performance share reserve in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

The costs of development properties recognized in profit or loss on disposal are determined with reference to the specific costs incurred on the property sold and an allocation of any non-specific costs based on the relative size of the property sold.

(w)	Derivative financial instruments

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts, to hedge its foreign currency risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through profit or loss. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures

New and amended standards and interpretations

The Group applied IFRS 16 Leases for the first time. The nature and effect of the changes as a result of adoption of this new accounting standard is described below.

Several other amendments and interpretations apply for the first time in 2019, but do not have an material impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard set out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient to not reassess whether a contract is, or contains a lease at January 1, 2019. Instead, the Group applied the standard only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application.

The effect of adoption IFRS 16 as at January 1, 2019 (increase/(decrease)) is, as follows:

	RMB’000	US$’000
Assets
Prepaid operating leases	(367,092)	(51,812)
Property, plant and equipment	(39)	(6)
Right-of-use assets	446,608	63,035
Trade and other receivables - Prepayment	(1,770)	(250)

Total assets	77,707	10,967

Current Liabilities
Lease liabilities	42,457	5,992
Other liabilities	(14)	(2)
Trade and other payables - Accruals	(19,097)	(2,695)

Total current liabilities	23,346	3,295

Non-current Liabilities
Lease liabilities	54,395	7,677
Other liabilities	(34)	(5)

Total non-current liabilities	54,361	7,672

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRS 16 Leases (cont’d)

The Group has lease contracts for various items of land, motor vehicle, office space and other equipment. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. Refer to Note 2.3 (q) Leases for the accounting policy prior to January 1, 2019.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases except for short-term leases and leases of low-value assets. Refer to Note 2.3 (q) Leases for the accounting policy beginning January 1, 2019. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

(i)	Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases. The requirements of IFRS 16 were applied to these leases from January 1, 2019.

(ii)	Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In all leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months of the date of initial application

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

•	Used hindsight in determining the lease term where the contract contained options to extend or terminate the lease

Based on the above, as at January 1, 2019:

•

Right-of-use assets of RMB 446.6 million (US$63.0 million) were recognized and presented separately in the statement of financial position. This includes the lease assets recognized previously under finance leases of RMB 0.04 million (US$0.01 million) that were reclassified from property, plant and equipment, prepaid operating leases of RMB 367.1 million (US$51.8 million) were reclassified from prepaid operating leases and prepayment for rental of RMB 1.8 million (US$0.3 million) were reclassified from trade and other receivables.

•	Additional lease liabilities of RMB 96.9 million (US$13.7 million) were recognized.

•

Prepaid operating leases of RMB 367.1 million (US$51.8 million), trade and other receivables - prepayment RMB 1.8 million (US$0.3 million) and trade and other payables - accrual of RMB 19.1 million (US$2.7 million) related to previous operating leases were derecognized.

•	Other liabilities of RMB 0.05 million (US$0.01 million) related to previous finance leases were derecognized.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IFRS 16 Leases (cont’d)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018, as follows:

	RMB’000	US$’000
Assets
Operating lease commitments as at December 31, 2018	101,700	14,354
Less:
Commitments relating to short-term leases	(2,140)	(302)
Revised rental	(13,878)	(1,959)

Adjusted operating lease commitments	85,682	12,093
Weighted average incremental borrowing rate as at January 1, 2019	4.34%	4.34%

Discounted operating lease commitments as at January 1, 2019	79,477	11,218
Less:
Prepayment adjusted to lease liabilities	(1,770)	(250)
Add:
Commitments relating to leases previously classified as finance leases	48	7
Accrual adjusted to lease liabilities	19,097	2,695

Lease liabilities as at January 1, 2019 (Note 19)	96,852	13,670

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

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Group applies significant judgement in identifying uncertainties over income tax treatments. Since the Group operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

The Interpretation did not have material impact on the consolidated financial statements of the Group.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no impact on the consolidated financial statements of the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

Amendments to IAS 19 Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments had no impact on the consolidated financial statements of the Group as it did not have defined benefit plans.

Amendments to IAS 28 Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Group does not have long-term interests in its associate and joint venture.

Annual improvements 2015-2017 cycle

IFRS 3 Business Combinations

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

These amendments had no impact on the consolidated financial statements of the Group as there is no transaction where the Group obtains control of a business that is joint operation.

IFRS 11 Joint Arrangements

An entity that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted.

These amendments had no impact on the consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

New and amended standards and interpretations (cont’d)

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Group’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Group.

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted.

Since the Group’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Group.

2.5	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

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

Amendments to IFRS 3 Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IAS 1 and IAS 8 Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

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

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

•	Capital management (Note 31)

•	Financial risk management objectives and policies (Note 33)

•	Sensitivity analyses disclosures (Note 13, 14 and 33)

3.1	Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Revenue from contracts with customers

The Group applied the following judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers:

•	Identifying contract price and performance obligations in sales of engines

The Group provides certain warranties for both general repairs and maintenance service as part of the sales of engines. For general repairs, such warranties will be assurance-type warranty that will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. For maintenance services, it will be accounted for as a service-type warranties that are capable of being distinct and customers can benefit from the service on its own. Hence, the Group identified two separate performance obligation, one is the promise to transfer the engine and the other one is to provide maintenance services after reaching certain on-road mileage or running hours. Consequently, the Group allocated a portion of the transaction price to the engines and the maintenance services based on a combination of expected cost plus a margin and residual approaches.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Judgments (cont’d)

Derecognition of bills receivable

The Group sell bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the derecognition of bills receivable when discounted, the management believes that the contractual right to receive the cash flows from the asset have terminated with the Group, but transferred to the banks. Accordingly, bills receivable are derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 17.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2018 and 2019 are RMB 361.2 million and RMB 423.0 million (US$59.7 million) respectively, and primarily relate to unutilized capital allowances and investment allowances, as well as other unrecognized temporary differences relating to asset impairment and deferred grants. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by RMB 162.0 million (US$22.9 million) for year ended December 31, 2019 (2018: RMB 160.0 million).

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next ten years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill, development costs and trademarks recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 14.

Allowance for inventory obsolescence

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realizable value. The purpose is to ascertain whether an allowance is required to be made in the financial statements for any obsolete and slow-moving items. The carrying amounts of allowance for inventory obsolescence as at December 31, 2018 and 2019 were RMB 93.6 million and RMB 108.7 million (US$15.3 million) respectively.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2018	31.12.2019
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Machinery Monopoly Development Co., Ltd	People’s Republic of China	54.9	54.9
Guangxi Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Equipment Mould Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4
Jining Yuchai Engine Company Limited	People’s Republic of China	76.4	76.4
Yuchai Remanufacturing Services (Suzhou) Co., Ltd.	People’s Republic of China	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.2

The Group has the following subsidiary that has non-controlling interests (“NCI”) that are material to the Group.

	31.12.2017	31.12.2018	31.12.2019
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

	31.12.2017 RMB’000	31.12.2018 RMB’000	31.12.2019 RMB’000	31.12.2019 US$’000
Accumulated balances of material NCI
Yuchai		2,556,644	2,603,227	367,423

Profit allocated to material NCI
Yuchai	270,452	252,394	254,284	35,890

Dividends paid to material NCI
Yuchai	98,941	135,905	207,514	29,289

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

31.12.2017
Yuchai RMB’000
Summarized statement of comprehensive income
Revenue	16,140,621

Profit for the year, representing total comprehensive income for the year	960,359

Attributable to NCI	270,452

Summarized statement of cash flows
Operating	1,435,156
Investing	(215,817)
Financing	221,660

Net increase in cash and cash equivalents	1,440,999

31.12.2018
Yuchai
RMB’000
Summarized statement of financial position
Current assets	15,498,171
Non-current assets, excluding goodwill	4,925,347
Goodwill	212,636
Current liabilities	(9,489,499)
Non-current liabilities	(828,993)

Net assets	10,317,662

Total equity	10,317,662

Attributable to NCI	2,556,644

Summarized statement of comprehensive income
Revenue	16,210,467

Profit for the year	972,010

Total comprehensive income for the year	867,438

Attributable to NCI	252,394

Summarized statement of cash flows
Operating	701,716
Investing	(331,416)
Financing	(66,975)

Net increase in cash and cash equivalents	303,325

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

	31.12.2019
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position
Current assets	16,444,627	2,321,015
Non-current assets, excluding goodwill	6,160,217	869,461
Goodwill	212,636	30,012
Current liabilities	(11,162,938)	(1,575,551)
Non-current liabilities	(964,084)	(136,072)

Net assets	10,690,458	1,508,865

Total equity	10,690,458	1,508,865

Attributable to NCI	2,603,227	367,423

Summarized statement of comprehensive income
Revenue	17,980,304	2,537,763

Profit for the year	825,807	116,555

Total comprehensive income for the year	828,861	116,987

Attributable to NCI	254,284	35,890

Summarized statement of cash flows
Operating	1,632,557	230,421
Investing	(858,904)	(121,227)
Financing	(656,576)	(92,670)

Net increase in cash and cash equivalents	117,077	16,524

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling interests are:

At the end of the reporting period, cash and cash equivalents of RMB 5,112.8 million (US$721.6 million) (2018: RMB 5,015.2 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

Acquisition of ownership in subsidiaries, without change in control in 2017

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

The value of assets and liabilities of the disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

31.12.2017
RMB’000
Property, plant and equipment	104,844
Trade receivables and other receivables	3,257
Cash and bank balances	9,153

117,254
Trade and other payables	(3,737)
Provision for taxation	(44)
Deferred taxation	(588)

Carrying value of net assets	112,885

Gain on disposal:
Total consideration	395,000
Less: Cost of disposal	(47,532)

Total consideration less cost of disposal	347,468
Net assets derecognized	(112,885)
Realization of foreign translation reserves upon disposal	(18,468)

Gain on disposal of the subsidiaries (Note 8.2(a))	216,115

Total consideration less cost of disposal	347,468
Add: Transaction cost unpaid	33,287
Less: Retention sum receivables	(30,000)
Cash and bank balances of the subsidiaries	(9,153)

Net cash inflow on disposal of the subsidiaries	341,602

Acquisition of ownership in subsidiaries, without change in control in 2019

In February 2019, Yuchai acquired 7.5% of equity interest in YC Europe Co., Ltd. (“YC Europe”) from non-controlling interest for a cash consideration of RMB 0.1 million (less than US$0.1 million). As a result, Yuchai’s shareholding in YC Europe increased from 67.5% to 75.0%.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.	Investment in associates

The Group’s investment in associates are summarized as below:

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Share of loss of associates, net of tax	28	59	181	26

		31.12.2018	31.12.2019	31.12.2019
		RMB’000	RMB’000	US$’000
Carrying amount of investment		2,130	1,955	276

Details of the associates are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2018	31.12.2019
			%	%
Held by subsidiaries
Sinjori Sdn. Bhd.	Property investment and development	Malaysia	14.0	14.0
Guangxi Yuchai Quan Xing Machinery Co., Ltd. (“Quan Xing”)	Manufacture spare part and sales of auto spare part, diesel engine & spare part, metallic materials, generator & spare part, chemical products (exclude dangerous goods), lubricating oil	People’s Republic of China	15.3	15.3

6.	Investment in joint ventures

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Share of profit/(loss) of joint ventures, net of tax:
Y & C Engine Co., Ltd	17,755	17,612	28,484	4,020
MTU Yuchai Power Co., Ltd.	(8,487)	(6,882)	594	84
Eberspaecher Yuchai Exhaust Technology Co., Ltd	—	—	(9,366)	(1,322)
Other joint ventures.	814	963	(497)	(70)

	10,082	11,693	19,215	2,712

		31.12.2018	31.12.2019	31.12.2019
		RMB’000	RMB’000	US$’000
Carrying amount of investments:
Y & C Engine Co., Ltd		155,681	176,082	24,852
MTU Yuchai Power Co., Ltd		59,632	59,931	8,459
Eberspaecher Yuchai Exhaust Technology Co., Ltd (1)		—	31,794	4,487
Other joint ventures		7,499	6,184	873

		222,812	273,991	38,671

Note:

(i)

Eberspaecher Yuchai was incorporated on December 5, 2018. In March 2019 and December 2019, the Group injected RMB 17.6 million (US$2.5 million) and RMB 23.5 million (US$3.3 million) respectively into Eberspaecher Yuchai as payment of its investment.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

The Group has interests in the following joint ventures:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2018	31.12.2019
			%	%
Held by subsidiaries

HL Heritage Sdn. Bhd.	Property development and property investment holdings	Malaysia	30.1	30.1

Shanghai Hengshan Equatorial Hotel Management Co., Ltd.	Hotel and property management	People’s Republic of China	24.6	24.6

Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services	People’s Republic of China	34.4	34.4

Guangxi Yineng IOT Science & Technology Co., Ltd.	Design, development, management and marketing of an electronic operations management platform	People’s Republic of China	15.3	15.3

MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”)	Manufacture off-road diesel engines	People’s Republic of China	38.2	38.2

Eberspaecher Yuchai Exhaust Technology Co. Ltd (“Eberspaecher Yuchai”)	Application development, production, sales and service on engine exhaust control systems	People’s Republic of China	37.4	37.4

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

In 2018 and 2019, the Group has performed an impairment evaluation of its investments in joint ventures and no impairment was required.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

	31.12.2017
	Y & C	MTU Yuchai Power	Total
	RMB’000	RMB’000	RMB’000
Revenue	1,331,823	—	1,331,823
Depreciation and amortization	(20,831)	(227)	(21,058)
Interest expense	(28,663)	(343)	(29,006)
Profit/(loss) for the year, representing total comprehensive income for the year	55,982	(16,973)	39,009

Proportion of the Group’s ownership	45%	50%

Group’s share of profit/(loss)	25,192	(8,487)
Unrealized profit on transactions with joint venture	(7,437)	—

Group’s share of profit/(loss) of significant joint ventures	17,755	(8,487)	9,268

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures			814

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			10,082

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

	31.12.2018
	Y & C	MTU Yuchai Power	Total
	RMB’000	RMB’000	RMB’000
Non-current assets	755,671	72,342	828,013
Current assets
- Cash and bank balances	113,061	21,707	134,768
- Others	646,751	209,022	855,773

Total assets	1,515,483	303,071	1,818,554

Non-current liabilities	(46,603)	—	(46,603)
Current liabilities
- Loans and borrowings	(51,534)	—	(51,534)
- Others	(942,306)	(174,242)	(1,116,548)

Total liabilities	(1,040,443)	(174,242)	(1,214,685)

Equity	475,040	128,829	603,869

Proportion of the Group’s ownership	45%	50%

Group’s share of net assets	213,768	64,415
Unrealized profit on transactions with joint venture	(58,087)	(4,783)

Carrying amount of significant joint ventures	155,681	59,632	215,313

Carrying amount of other joint ventures			7,499

Carrying amount of the investment in joint ventures			222,812

	31.12.2018
	Y & C	MTU Yuchai Power	Total
	RMB’000	RMB’000	RMB’000
Revenue	1,443,238	160,580	1,603,818
Depreciation and amortization	(45,254)	(3,744)	(48,998)
Interest expense	(24,605)	(1,689)	(26,294)
Profit/(loss) for the year, representing total comprehensive income for the year	43,359	(4,197)	39,162

Proportion of the Group’s ownership	45%	50%

Group’s share of profit/(loss)	19,512	(2,099)
Unrealized profit on transactions with joint venture	(1,900)	(4,783)

Group’s share of profit/(loss) of significant joint ventures	17,612	(6,882)	10,730

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures			963

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			11,693

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

	31.12.2019
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Non-current assets	774,046	78,362	24,001	876,409	123,697
Current assets
- Cash and bank balances	164,942	9,265	54,567	228,774	32,289
- Others	1,060,805	221,482	7,970	1,290,257	182,109

Total assets	1,999,793	309,109	86,538	2,395,440	338,095

Non-current liabilities	(84,154)	—	—	(84,154)	(11,878)
Current liabilities
- Others	(1,396,116)	(179,680)	(21,651)	(1,597,447)	(225,466)

Total liabilities	(1,480,270)	(179,680)	(21,651)	(1,681,601)	(237,344)

Equity	519,523	129,429	64,887	713,839	100,751

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of net assets	233,786	64,714	31,794
Unrealized profit on transactions with joint venture	(57,704)	(4,783)	—

Carrying amount of significant joint ventures	176,082	59,931	31,794	267,807	37,798

Carrying amount of other joint ventures				6,184	873

Carrying amount of the investment in joint ventures				273,991	38,671

	31.12.2019
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue	2,404,244	178,796	3,509	2,586,549	365,069
Depreciation and amortization	(26,099)	(6,379)	(25)	(32,503)	(4,588)
Interest expense	(29,606)	(5,017)	—	(34,623)	(4,887)
Profit/(loss) for the year, representing total comprehensive income for the year	44,484	600	(19,114)	25,970	3,665

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of profit/(loss)	20,018	300	(9,366)
Unrealized profit on transactions with joint venture	8,466	294	—

Group’s share of profit/(loss) of significant joint ventures	28,484	594	(9,366)	19,712	2,782

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(497)	(70)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year				19,215	2,712

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Investment in joint ventures (cont’d)

Note:

As of December 31, 2019, the Group’s share of joint ventures’ capital commitment that are contracted but not paid was RMB 81.0 million (US$11.4 million) (2018: RMB 38.0 million).

As of December 31, 2019, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totaled RMB 45.0 million (US$6.3 million) (2018: RMB 98.0 million).

As of December 31, 2019, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were RMB 11.4 million (US$1.6 million) (2018: RMB 1.7 million).

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:

The Group’s share of cash and cash equivalents of RMB 44.8 million (US$6.3 million) (2018: RMB 27.3 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

As at December 31, 2019, the Group’s share of restricted cash of RMB Nil (US$ Nil) (2018: RMB 0.7 million) which was used as collateral by the banks for letter of credit facilities granted.

As at December 31, 2019, the Group’s share of restricted cash of RMB 60.8 million (US$8.6 million) (2018: RMB 33.8 million) which was used as collateral by the banks for the issuance of bills to suppliers.

As at December 31, 2019, the Group’s share of bills receivables of RMB 50.8 million (US$7.2 million) (2018: RMB Nil) which was used as collateral by banks for the issuance of bills to suppliers.

7.	Revenue from contracts with customers

7.1	Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	31.12.2017
	Yuchai	HLGE	Total
Segments	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	5,182,930	—	5,182,930
Medium-duty engines	5,620,202	—	5,620,202
Light-duty engines	2,147,728	—	2,147,728
Other products and services(i)	3,148,016	—	3,148,016
Revenue from hospitality operations	41,746	57,197	98,943

Total revenue from contracts with customers	16,140,622	57,197	16,197,819

Geographical markets
People’s Republic of China	16,073,461	17,265	16,090,726
Other countries	67,161	39,932	107,093

Total revenue from contracts with customers	16,140,622	57,197	16,197,819

Timing of revenue recognition
At a point in time	16,098,876	—	16,098,876
Over time	41,746	57,197	98,943

Total revenue from contracts with customers	16,140,622	57,197	16,197,819

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.	Revenue from contracts with customers (cont’d)

7.1	Disaggregated revenue information (cont’d)

		31.12.2018
		Yuchai	HLGE	Total
Segments		RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines		4,934,435	—	4,934,435
Medium-duty engines		5,537,164	—	5,537,164
Light-duty engines		2,481,554	—	2,481,554
Other products and services(i)		3,213,237	—	3,213,237
Revenue from hospitality operations		44,077	52,781	96,858

Total revenue from contracts with customers		16,210,467	52,781	16,263,248

Geographical markets
People’s Republic of China		16,119,896	—	16,119,896
Other countries		90,571	52,781	143,352

Total revenue from contracts with customers		16,210,467	52,781	16,263,248

Timing of revenue recognition
At a point in time		16,166,390	—	16,166,390
Over time		44,077	52,781	96,858

Total revenue from contracts with customers		16,210,467	52,781	16,263,248

	31.12.2019
	Yuchai	HLGE	Total	Total
Segments	RMB’000	RMB’000	RMB’000	US$’000
Type of goods or services
Heavy-duty engines	6,189,934	—	6,189,934	873,655
Medium-duty engines	5,583,982	—	5,583,982	788,130
Light-duty engines	2,429,248	—	2,429,248	342,867
Other products and services(i)	3,732,436	—	3,732,436	526,801
Revenue from hospitality operations	44,704	35,781	80,485	11,360

Total revenue from contracts with customers	17,980,304	35,781	18,016,085	2,542,813

Geographical markets
People’s Republic of China	17,913,615	—	17,913,615	2,528,350
Other countries	66,689	35,781	102,470	14,463

Total revenue from contracts with customers	17,980,304	35,781	18,016,085	2,542,813

Timing of revenue recognition
At a point in time	17,935,600	—	17,935,600	2,531,453
Over time	44,704	35,781	80,485	11,360

Total revenue from contracts with customers	17,980,304	35,781	18,016,085	2,542,813

Note:

(i)	included sales of power generator sets, engine components, service-type maintenance services and others.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.	Revenue from contracts with customers (cont’d)

7.2	Contract balances

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Trade receivables (Note 17)	408,000	738,929	104,293
Capitalized contract cost	44,434	136,457	19,260
Contract liabilities (Note 26)	340,489	436,622	61,626

Trade receivables are non-interest bearing and are generally on terms of 60 days.

The contract liabilities comprise short-term advance received from customers and unfulfilled maintenance service. The advance received from customers is recognized as revenue upon the delivery of goods, and the contract liability arising from unfulfilled service-type warranty is recognized upon the completion of the maintenance services. According to the business customary practice, the remaining performance obligations (unfulfilled maintenance service) at the year-end is expected to be satisfied within 1-3 years.

The significant increase in contract liabilities in 2019 was mainly due to increase in advance payment from customers as at December 31, 2019 for future product deliveries.

(a)	Set out below is the amount of revenue recognized from:

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Amounts include in contract liabilities at the beginning of the year	55,604	72,321	10,207

(b)	Capitalized contract costs

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Capitalized contract costs relating to service fee charges on development of technology know-how
At January 1	—	44,434	6,271
Addition	44,434	93,549	13,204
Utilization	—	(1,526)	(215)

At December 31	44,434	136,457	19,260

7.3	Performance obligations

The transaction price allocated to the remaining unsatisfied performance obligations as at 31 December are, as follows:

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Within one year	138,025	127,326	17,971
More than one year	53,703	53,813	7,595

The remaining performance obligations expected to be recognized in more than one year relate to the unfulfilled maintenance service that is to be satisfied within 3 years.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.1	Depreciation, amortization, shipping and handling expenses

(a)	Depreciation and amortization expenses

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Amortization of intangible assets	—	—	1,012	143
Amortization of prepaid operating lease	12,366	12,724	—	—
Depreciation of investment property	248	884	380	54
Depreciation of property, plant and equipment	431,567	420,277	422,859	59,683
Depreciation of right-of-use assets	—	—	40,958	5,781

	444,181	433,885	465,209	65,661

Depreciation and amortization expenses are included in the following captions:

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	307,102	312,769	315,445	44,523
Research and development expenses	48,291	26,751	16,470	2,325
Selling, general and administrative expenses	88,788	94,365	133,294	18,813

	444,181	433,885	465,209	65,661

(b)	Shipping and handling expenses

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Selling, general and administrative expenses	208,197	211,971	221,255	31,228

8.2	(a) Other operating income

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	105,421	147,244	177,261	25,019
Dividend income from quoted equity securities	2,532	1,992	959	135
Gain on disposal of:
- associate	199	—	—	—
- joint venture (i)	107,976	—	—	—
- property, plant and equipment	11,668	8,835	—	—
- quoted equity securities	—	—	11,528	1,627
- right-of-use assets	—	—	9,237	1,304
- subsidiaries (Note 4)	216,115	—	—	—
Government grants	34,337	32,237	122,371	17,272
Fair value gain on quoted equity securities	12,768	—	1,118	158
Fair value gain on foreign exchange forward contract	—	4,529	—	—
Write-back of trade and other payables	29	—	10	1
Realised foreign exchange gain, net	22,624	5,306	3,604	509
Unrealised foreign exchange gain, net	8,319	(4,235)	4,679	660
Others	10,129	9,235	16,394	2,314

	532,117	205,143	347,161	48,999

Note:

(i)

On October 19, 2017, the Group completed the disposal of its joint venture investment in Copthorne Qingdao and recognized gain on disposal in the Group’s profit or loss for the year ended December 31, 2017.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.2	(b) Other operating expenses

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Fair value loss on quoted equity securities	—	3,433	—	—
Fair value loss on foreign exchange forward contract	—	—	5,529	780
Loss on disposal of property, plant and equipment	—	—	645	91
Others	22,719	9,030	2,501	353

	22,719	12,463	8,675	1,224

8.3	Finance costs

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	53,888	71,513	76,721	10,828
Bills discounting	42,179	36,826	47,212	6,664
Bank charges	4,367	4,749	4,945	698
Interest on finance lease	5	—	—	—
Interest on lease liabilities (Note 19)	—	—	2,918	412

	100,439	113,088	131,796	18,602

8.4	Staff costs

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	1,158,320	1,176,465	1,122,712	158,461
Contribution to defined contribution plans	258,190	296,073	324,623	45,818
Executive bonuses	59,908	57,674	59,791	8,439
Staff welfare	76,392	76,689	82,692	11,671
Staff severance cost	107,732	28,018	15,454	2,181
Cost of share-based payment	1,592	—	—	—
Others	1,870	8,441	6,012	849

	1,664,004	1,643,360	1,611,284	227,419

Staff costs are included in the following captions:

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	850,580	822,570	808,763	114,150
Research and development expenses	197,991	213,826	243,049	34,304
Selling, general and administrative expenses	615,433	606,964	559,472	78,965

	1,664,004	1,643,360	1,611,284	227,419

9.	Income tax expense

The major components of income tax expense for the years ended December 31, 2017, 2018 and 2019 are as follows:

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000

Current income tax
- Current year	197,264	209,448	193,878	27,364
- Over provision in respect of prior years	(2,867)	(729)	(6,985)	(986)
Deferred tax
- Movement in temporary differences	(225)	(2,052)	(14,274)	(2,014)

Consolidated income tax expense reported in the statement of profit or loss	194,172	206,667	172,619	24,364

China Yuchai International Limited

Notes to the Consolidated Financial Statements

9.	Income tax expense (cont’d)

Income tax expense reported in the consolidated statement of profit or loss differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2019, 2018 and 2017 for the following reasons:

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000

Accounting profit before tax	1,514,028	1,181,067	1,033,319	145,844
Computed tax expense at 15% (2018: 15%, 2017: 15%)	227,104	177,160	154,998	21,877
Adjustments resulting from:
Non-deductible expenses	21,982	5,146	3,982	562
Tax-exempt income	(58,324)	(3,634)	(6,171)	(871)
Utilization of deferred tax benefits previously not recognized	(16,687)	(5,518)	(5,076)	(716)
Deferred tax benefits not recognized	8,084	2,183	6,613	933
Tax credits for research and development expense	(34,428)	(22,407)	(31,863)	(4,497)
Tax rate differential	21,061	24,437	26,223	3,701
Over provision in respect of previous years current tax	(2,867)	(729)	(6,985)	(986)
Withholding tax expense	29,447	30,029	30,898	4,361
Others	(1,200)	—	—	—

Total	194,172	206,667	172,619	24,364

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2018	31.12.2019	31.12.2019	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000

Deferred tax liabilities
Accelerated tax depreciation	(27,554)	(44,920)	(6,340)	(4,601)	(12,432)	(17,366)	(2,451)
Interest receivable	(2,252)	(1,644)	(232)	679	(1,478)	608	86
PRC withholding tax on dividend income (i)	(106,922)	(106,922)	(15,091)	(29,031)	(29,842)	(30,721)	(4,336)

	(136,728)	(153,486)	(21,663)	(32,953)	(43,752)	(47,479)	(6,701)

Deferred tax assets
Impairment of property, plant and equipment	15,943	6,648	938	9,443	3,624	(9,295)	(1,312)
Write-down of inventories	16,060	18,403	2,598	(3,716)	(1,433)	2,343	331
Allowance for doubtful account receivables	5,177	10,077	1,422	(1,964)	(2,199)	4,900	692
Accruals	204,554	250,662	35,379	18,778	(186)	46,108	6,508
Deferred income	95,499	107,731	15,205	6,743	43,820	12,232	1,726
Others	23,974	29,439	4,155	3,894	2,178	5,465	770

	361,207	422,960	59,697	33,178	45,804	61,753	8,715

				225	2,052	14,274	2,014

China Yuchai International Limited

Notes to the Consolidated Financial Statements

9.	Income tax expense (cont’d)

Deferred tax (cont’d)

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

At January 1	(100,572)	(106,922)	(15,091)
Provision made to consolidated statement of profit or loss	(29,842)	(30,721)	(4,336)
Utilization	23,492	30,721	4,336

December 31	(106,922)	(106,922)	(15,091)

The Corporate Income Tax (“CIT”) law provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profit earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a deferred tax liability for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2019, the deferred tax liability for withholding tax payable was RMB 106.9 million (US$15.1 million) (2018: RMB 106.9 million). The amount of unrecognized deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 253.5 million (US$35.8 million) (2018: RMB 249.2 million).

The following table represents the classification of the Group’s net deferred tax assets:

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Deferred tax assets	361,207	422,960	59,697
Deferred tax liabilities	(136,728)	(153,486)	(21,663)

	224,479	269,474	38,034

Deferred tax assets have not been recognized in respect of the following items:

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Unutilized tax losses	396,232	414,226	55,925
Unutilized capital allowances and investment allowances	107,588	107,613	15,185
Other unrecognized temporary differences relating to asset impairment and deferred grants	222,868	215,296	31,456

	726,688	737,135	102,566

Unrecognized tax losses for the Group are subject to agreement with the tax authorities and compliance with tax regulations in the respective countries in which the Group operates. The unutilized tax losses for PRC subsidiaries and Malaysia subsidiaries expire within the next 5 years and 7 years, respectively. These losses may not be used to offset taxable income elsewhere in the Group. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilize the benefits.

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

Basic earnings per share

The calculation of basic earnings per share is based on:

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Profit attributable to ordinary equity holders of the parent	888,809	695,266	604,914	85,378

Weighted average number of ordinary shares	40,764,569	40,858,290	40,858,290	40,858,290

Diluted earnings per share

The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2017	31.12.2018	31.12.2019
Weighted average number of shares issued, used in the calculation of basic earnings per share	40,764,569	40,858,290	40,858,290
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares adjusted for effect of dilution	40,764,569	40,858,290	40,858,290

In 2019, 470,000 (2018: 470,000; 2017: 470,000) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

11.	Property, plant and equipment

	Freehold land RMB’000	Leasehold land, buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000
Cost
At January 1, 2018	13,993	2,322,868	281,096	5,156,834	179,954	117,136	8,071,881
Additions	—	2,971	359,574	12,465	20,671	10,214	405,895
Disposals	—	(2,203)	(2,258)	(26,142)	(4,510)	(4,917)	(40,030)
Transfers	—	16,845	(167,900)	151,055	—	—	—
Write-off	—	(185)	(1,056)	(55,709)	(3,512)	(4,843)	(65,305)
Translation difference	437	2,249	732	199	485	93	4,195

At December 31, 2018	14,430	2,342,545	470,188	5,238,702	193,088	117,683	8,376,636
Effects of adopting IFRS 16 (i)	—	—	—	—	(69)	—	(69)

At January 1, 2019	14,430	2,342,545	470,188	5,238,702	193,019	117,683	8,376,567
Additions	—	14,851	884,145	4,260	6,763	8,261	918,280
Disposals	—	(762)	—	(15,468)	(902)	(12,035)	(29,167)
Transfers	—	45,412	(317,294)	268,896	2,986	—	—
Write-off	—	(27,911)	—	(211,589)	(7,126)	(1,442)	(248,068)
Translation difference	406	1,955	(4)	221	414	34	3,026

At December 31, 2019	14,836	2,376,090	1,037,035	5,285,022	195,154	112,501	9,020,638

Accumulated depreciation and impairment
At January 1, 2018	484	691,450	1,055	3,358,712	121,526	74,636	4,247,863
Charge for the year	—	77,783	—	338,132	18,832	6,218	440,965 *
Disposals	—	(1,005)	—	(26,471)	(3,582)	(4,555)	(35,613)
Write-off	—	(183)	(1,055)	(54,686)	(3,512)	(4,604)	(64,040)
Impairment loss	—	—	—	30,173	—	—	30,173
Translation difference	15	275	—	124	287	45	746

At December 31, 2018	499	768,320	—	3,645,984	133,551	71,740	4,620,094
Effects of adopting IFRS 16 (i)	—	—	—	—	(27)	—	(27)

At January 1, 2019	499	768,320	—	3,645,984	133,524	71,740	4,620,067
Charge for the year	—	105,818	—	311,402	25,324	10,675	453,219
Disposals	—	(284)	—	(11,467)	(547)	(11,597)	(23,895)
Write-off	—	(25,376)	—	(210,253)	(6,883)	(1,419)	(243,931)
Impairment loss	—	—	—	3,950	—	—	3,950
Translation difference	14	325	—	134	292	19	784

At December 31, 2019	513	848,803	—	3,739,750	151,710	69,418	4,810,194

Net book value
At December 31, 2018	13,931	1,574,225	470,188	1,592,718	59,537	45,943	3,756,542

At December 31, 2019	14,323	1,527,287	1,037,035	1,545,272	43,444	43,083	4,210,444

US$’000	2,021	215,563	146,368	218,102	6,132	6,081	594,267

*

In 2019, RMB 21.6 million (US$3.0 million) (2018: RMB 15.3 million) and RMB 8.8 million (US$1.2 million) (2018: RMB 5.4 million) were capitalized as intangible assets and capitalized contract cost, respectively.

An impairment loss of RMB 4.0 million (US$0.6 million) (2018: RMB 30.2 million; 2017: RMB 20.8 million) was charged to the consolidated statement of profit or loss under “Cost of sales” for the Group’s property, plant and equipment within the Yuchai segment. The impairment loss for 2017, 2018 and 2019 was due to assets that were not in use.

As of December 31, 2018 and 2019, there was no property, plant and equipment pledged to secure bank facilities.

Note:

(i)	Finance leases

The carrying amount of property, plant and equipment held under finance leases at December 31, 2018 was less than RMB 0.1 million. Upon the adoption of IFRS 16 on January 1, 2019, the Group has reclassified the carrying amount of this asset to “Right-of-use assets”.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

12.	Investment property

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Cost
At January 1	32,944	33,972	4,795
Translation difference	1,028	968	137

At December 31	33,972	34,940	4,932

Accumulated depreciation
At January 1	25,510	27,207	3,840
Charge for the year	884	380	54
Translation difference	813	801	113

At December 31	27,207	28,388	4,007

Net carrying amount	6,765	6,552	925

Fair value	10,886	11,419	1,612

Consolidated statements of profit or loss:
Rental income from an investment property	437	375	53
Direct operating expenses (including repairs, maintenance and depreciation expense) arising from the rental generating property	(314)	(294)	(41)

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

The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement

2019	Market comparison and cost method	Comparable price: - RMB 166 to RMB 440 (US$23 to US$62) per square foot	The estimated fair value increases with higher comparable price

2018	Market comparison and cost method	Comparable price: - RMB 156 to RMB 428 per square foot	The estimated fair value increases with higher comparable price

China Yuchai International Limited

Notes to the Consolidated Financial Statements

13.	Prepaid operating leases

Yuchai is granted land use rights of 15 to 50 years in respect of such land. Prepaid operating leases represent those amounts paid for land use rights to the PRC government.

31.12.2018
RMB’000

Current	12,546
Non-current	354,546

Total	367,092

31.12.2018
RMB’000

Cost
At January 1 and December 31	529,577

Accumulated amortization
At January 1	149,761
Charge for the year	12,724

At December 31	162,485

Net carrying amount	367,092

With adoption of IFRS 16 on January 1, 2019, the Group has reclassified the carrying amount of prepaid operating lease as at December 31, 2018 to “Right-of-use assets”. See Note 2.4 for further information about the change in accounting policy for leases.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

14.	Intangible assets

	Technology Know-how	Development costs	Goodwill	Trademarks	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2018	—	136,822	218,311	—	355,133
Addition – internally generated	—	195,879	—	—	195,879
Reclassification	136,822	(136,822)	—	—	—

At December 31, 2018 and January 1, 2019	136,822	195,879	218,311	—	551,012
Addition	—	366,708	—	169,811	536,519

At December 31, 2019	136,822	562,587	218,311	169,811	1,087,531

Accumulated amortization and impairment
At January 1, 2018	—	126,700	5,675	—	132,375
Reclassification	126,700	(126,700)	—	—	—

At December 31, 2018 and January 1, 2019	126,700	—	5,675	—	132,375
Amortization	1,012	—	—	—	1,012

At December 31, 2019	127,712	—	5,675	—	133,387

Net carrying amount
At December 31, 2018	10,122	195,879	212,636	—	418,637

At December 31, 2019	9,110	562,587	212,636	169,811	954,144

US$’000	1,286	79,404	30,012	23,967	134,669

Goodwill

Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Yuchai	212,636	212,636	30,012

Yuchai unit

The Group performs its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a ten-year period. The business of Yuchai is stable since the Group has control in 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections was 13.32% (2018: 13.96%). No impairment was identified for this unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

14.	Intangible assets (cont’d)

Goodwill (cont’d)

Key assumptions used in value in use calculations

The calculation of value in use for the cash-generating unit is most sensitive to the following assumptions:

•	Profit from operation

•	Discount rate

•	Growth rate used to extrapolate cash flows beyond the forecast period

Profit from operation – Profit from operation is based on management’s estimate with reference to historical performance and future business outlook of Yuchai unit.

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

Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long-term rates used to extrapolate the budget for Yuchai are 5.7% and 6.3% for 2019 and 2018 respectively.

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 17.57% (2018: 1.00%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 14.79% (2018: 14.28%) in the Yuchai unit would result in impairment.

Growth rate assumptions – Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. A reduction to 2.40% (2018: 5.77%) in the long-term growth rate in Yuchai unit would result in impairment.

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

In 2018, the development for 4Y20 engine platform was completed and the technical development costs with carrying amount of RMB 10.1 million as at December 31, 2017 was reclassified as the Group’s technology know-how.

In late 2018, the Group has commenced the production of 4Y20 engine. In 2019 the production volume has gradually ramped up to meet market demand. As such, management believe that there is no indicator for further impairment. In addition, this model of engines is in the process of penetrating the market, management is currently accessing the future market demand and concludes that there is no reversal of impairment to be recognized in 2019.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

14.	Intangible assets (cont’d)

Development costs

During 2018 and 2019, the Group has capitalized development costs of RMB 195.9 million and RMB 366.7 million (US$51.8 million), respectively, for new engines that comply with National VI and Tier 4 emission standards. As of December 31, 2019, the total capitalized development costs is RMB 562.6 million (US$79.4 million). These development costs relate to on-going development efforts and, accordingly, have not yet been brought into use, and therefore no amortization charges were recorded. The National VI for on-road vehicles is expected to be implemented after mid-2020, and the Tier 4 emission standard for off-road vehicles is expected to be implemented within the next 2 years.

In 2018 and 2019, the Group performs an impairment test on the development costs that have not yet been brought into use. No impairment has been identified. The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth, past experience and management best estimation of future business outlook. In 2018, the Group used a 11 years forecast which is based on the financial budgets approved by the senior management covering 8 years’ period from 2019 to 2026, and a further 3 years of forecast with no terminal value. In 2019, the Group used 10 years forecast which is based on the financial budgets approved by the senior management covering 6 years’ period from 2020 to 2025, and a further 4 years of forecast with no terminal value.

The calculation of value in use is most sensitive to the following assumptions:

•

Profit from operation – Profit from operation is based on management’s estimate with reference to historical revenue generated, growth rate and estimation of future business outlook. The revenue is estimated to grow significantly from 2020 to 2022 due to enforcement of implementation of new emission standard. From 2023 to 2025, the growth is estimated to slow down which is in the range of 10% to 15%. It is expected to remain constant at growth rate of 0% from 2026 to 2029 after the expected commercial deployment of technology. In 2018 the revenue growth rate was estimated to be 5% year on year.

•

Discount rate – Discount rate reflects management’s estimate of the risks specific to the cash-generating unit and is estimated based on weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the cash-generating unit is obliged to service. This rate is weighted according to the optimal debt/equity structure arrived on the basis of the capitalization structure of the peer group. The Group has applied a pre-tax discount rate of 13.32% (2018: 13.96%).

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 4.53% (2018: 3.30%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 14.13% (2018: 26.30%) would result in impairment.

With regard to the assessment of value in use, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value.

Trademarks

In 2019, Yuchai entered into a trademark license agreement with GY Group under which Yuchai was granted the exclusive and perpetual use of the trademarks listed in the trademark license agreement for a one-time usage fee of RMB 169.8 million (US$24.0 million).

Management has assessed and concluded that the right granted by the trademark license, according to the terms and conditions of the trademark license agreement, is indefinite.

In 2019, the Group performed an annual impairment review by taking Yuchai as a cash-generating unit. Using the same cash flow projection and assumptions for goodwill impairment test disclosed above, management concluded that no impairment charge is to be recognized in 2019.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

15.	Inventories

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Raw materials	1,243,955	1,500,034	211,717
Work in progress	30,038	35,688	5,037
Finished goods	1,243,871	1,288,415	181,848

Total inventories at the lower of cost and net realizable value	2,517,864	2,824,137	398,602

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Inventories recognized as an expense in cost of sales	11,021,960	11,471,988	13,167,181	1,858,433
Inclusive of the following charge/(credit):
- Inventories written down	17,492	25,194	31,810	4,490
- Reversal of write-down of inventories	(37,393)	(33,662)	(14,788)	(2,087)

The reversal of write-down of inventory was made when the related inventories were sold above their carrying value.

16.	Other assets

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Current
Development properties(i)	20,267	17,721	2,501
Quoted equity securities(ii)	21,876	9,235	1,304
Derivative not designated as hedges – foreign exchange forward contract(iii)	4,529	—	—

	46,672	26,956	3,805

Note:

(i)	An impairment loss of RMB 3.0 million (US$0.4 million) on development properties (2018: RMB Nil) was charged to the consolidated statement of profit or loss under “Cost of sales”.

(ii)

The quoted equity securities are listed on the Singapore Exchange. In 2019, the Group has disposed some of the quoted equity securities for consideration of RMB 16.4 million (US$2.3 million) and gain on disposal of RMB 11.5 million (US$1.6 million) was recognized in consolidated statement of profit or loss under “other operating income”.

(iii)

On September 19, 2018, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with China Construction Bank to purchase US$73.0 million at the forward exchange rate (RMB/US$) of 6.8599 on September 13, 2019. The Group accounted for this NDF at fair value through profit or loss.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

17.	Trade and other receivables

	31.12.2018 RMB’000	31.12.2019 RMB’000	31.12.2019 US$’000
Trade receivables, gross	438,586	794,678	112,161
Less: Allowance for expected credit losses	(30,586)	(57,611)	(8,131)

Net trade receivables	408,000	737,067	104,030
Bills receivable (i)	6,981,106	7,005,234	988,728

Total (Note 7.2, Note 36)	7,389,106	7,742,301	1,092,758

Amounts receivable:
- associates and joint ventures (trade)	174	609	86
- associates and joint ventures (non-trade)	56,405	11,185	1,579
- related parties (trade)	32,702	73,243	10,338
- related parties (non-trade)	2,156	2,092	295
Staff advances	5,513	7,133	1,007
Interest receivables	8,220	12,224	1,725
Bills receivable in transit	8,850	8,700	1,228
Refundable deposits	3,029	2,131	301
Others	23,456	49,218	6,946
Less: Impairment losses – other receivables (ii)	—	(5,243)	(740)

Other receivables carried at amortized cost (Note 36)	140,505	161,292	22,765
Tax recoverable	140,316	223,652	31,566
Prepayments	115,360	63,048	8,899

Net other receivables	396,181	447,992	63,230

Total trade and other receivables	7,785,287	8,190,293	1,155,988

Note:

(i)

As of December 31, 2019, bills receivable include bills received from joint venture and related parties amounted to RMB Nil (US$ Nil) (2018: RMB 18.1 million) and RMB 1,050.7 million (US$148.3 million) (2018: RMB 17.0 million) respectively.

As of December 31, 2019, there was no bills receivable pledged to secure bank facilities. As of December 31, 2018, bills receivable of RMB 558.6 million were pledged to secure bank facilities.

(ii)

This comprised of impairment loss on bills receivable in transit of RMB 5.0 million (US$0.7 million) as of December 31, 2019 (2018: RMB Nil). This impairment loss was charged to the consolidated statement of profit or loss under “selling, general and administrative expenses”.

Trade receivables are non-interest bearing and are generally on 60 days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

As of December 31, 2018, the non-trade receivable due from joint ventures comprised of a loan of RMB 50.0 million that was unsecured and bore interest at 4.35% per annum. The amount was fully repaid in 2019. Other than that, non-trade balance from associates, joint ventures and other related parties are unsecured, interest-free, and repayable on demand.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

17.	Trade and other receivables (cont’d)

Movement in the allowance for expected credit losses of trade and other receivables is as follows:

	31.12.2018 RMB’000	31.12.2019 RMB’000	31.12.2019 US$’000

At January 1	43,775	30,586	4,316
(Credit)/debit to consolidated statement of profit or loss (under “selling, general and administrative expenses”)	(11,052)	32,340	4,565
Written off	(2,137)	(62)	(9)
Translation difference	—	(10)	(1)

At December 31 (Note 33)	30,586	62,854	8,871

As of December 31, 2018 and 2019, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled RMB 1,272.4 million and RMB 2,268.4 million (US$320.2 million) respectively. All bills receivable discounted have contractual maturities within 12 months at time of discounting.

As of December 31, 2018 and 2019, outstanding bills receivable endorsed to suppliers with recourse obligation were RMB 1,627.5 million and RMB 1,120.3 million (US$158.1 million) respectively.

As of December 31, 2018 and 2019, gross trade receivables due from a major customer group, Dongfeng Automobile Co., Ltd. and its affiliates (the “Dongfeng companies”) were RMB 54.1 million and RMB 136.4 million (US$19.2 million), respectively. See Note 33 for further discussion of customer concentration risk.

For terms and conditions relating to related parties, refer to Note 30.

18.	Cash and cash equivalents

Long-term bank deposits

Short-term bank deposits

Restricted cash

	31.12.2018 RMB’000	31.12.2019 RMB’000	31.12.2019 US$’000
Non-current
Long-term bank deposits (i)	70,000	50,000	7,057

Current
Cash and cash equivalents	5,559,890	5,753,268	812,024
Long-term bank deposits (i)	70,000	70,000	9,880
Short-term bank deposits (ii)	356,926	286,543	40,443
Restricted cash	71,706	231,107	32,619

	6,058,522	6,340,918	894,966

Cash and bank balances	6,128,522	6,390,918	902,023

Note:

(i)

In 2019, YMMC has placed new two-year time deposits of RMB 50.0 million (US$7.1 million) (2018: RMB 70.0 million) at annual interest rate range from 3.99% to 4.13% (2018: 2.94% to 3.15%) with certain banks. These long-term deposits are not considered to be cash equivalents.

As at December 31, 2019, the two-year time deposits placed in 2018 has remaining maturity period of less than 12 months. Accordingly, this balance has been classified to current assets in 2019.

(ii)

Short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2019 for the Group ranged from 1.78% to 3.65% (2018: 1.40% to 3.90%). These short-term bank deposits are not considered as cash equivalents.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

18.	Cash and cash equivalents

Long-term bank deposits

Short-term bank deposits

Restricted cash (cont’d)

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term and short-term bank deposits) as at December 31, 2019 for the Group ranged from 1.50% to 3.15% (2018: 1.30% to 3.28%).

As of December 31, 2019, the Group’s restricted cash of RMB 231.1 million (US$32.6 million) was used as collateral by the banks for the issuance of bills to suppliers. As at December 31, 2018, the Group’s restricted cash comprised of RMB 31.6 million which was used as collateral by the banks for the issuance of bills to suppliers and RMB 40.1 million related to retention money deposited in a joint signatory account with the buyer of LKNII for payment of tax payable for the disposal of LKNII, the tax was settled in 2019. The Group’s share of joint ventures’ restricted cash is disclosed in Note 6.

As of December 31, 2018 and 2019, the Group had RMB 492.8 million and RMB 295.0 million (US$41.6 million) respectively, of undrawn committed borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2017, 2018 and 2019 were RMB 0.2 million, RMB 0.2 million and RMB 0.2 million (less than US$0.1 million) respectively.

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following at December 31:

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Cash at banks and on hand	5,110,520	5,205,605	734,726
Short-term bank deposits (i)	449,370	547,663	77,298

Cash and cash equivalents	5,559,890	5,753,268	812,024

Note:

(i)

This relates to other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

19.	Leases

Group as a lessee

The Group has lease contracts for land, motor vehicles, office space and staff accommodations used in its operations. These leases generally with lease term of between 1 and 6 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets.

The Group also has certain leases of office space and staff accommodations with lease terms of 12 months or less. The Group has applied the “short-term leases” recognition exemptions for these leases.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

19.	Leases (cont’d)

Group as a lessee (cont’d)

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year.

	Leasehold land RMB’000	Building and office space RMB’000	Office furniture, fittings and equipment RMB’000	Total RMB’000	Total US$’000

At January 1, 2019	—	—	—	—	—
Effect of adopting of IFRS 16 (i)	369,925	76,644	39	446,608	63,035

At January 1, 2019 (Restated)	369,925	76,644	39	446,608	63,035
Addition	—	11,473	—	11,473	1,619
Depreciation expenses	(14,347)	(26,597)	(14)	(40,958)	(5,781)
Disposal	(1,771)	—	—	(1,771)	(250)
Translation difference	—	36	(4)	32	5

At December, 31, 2019	353,807	61,556	21	415,384	58,628

Note:

(i)

Upon the adoption of IFRS 16 on January 1, 2019, the Group has reclassified the carrying amount of prepaid operating lease and office furniture, fittings and equipment held under finance leases at December 31, 2018 to right-of-use assets.

Set out below are the carrying amounts of lease liabilities and the movements during the year:

	2019	2019
	RMB’000	US$’000

At January 1	—	—
Effect of adopting of IFRS 16 (Note 2.4)	96,852	13,670

At January 1 (Restated)	96,852	13,670
Additions	11,473	1,619
Accretion of interest (Note 8.3)	2,918	412
Payments	(51,283)	(7,238)
Translation difference	47	6

At December 31	60,007	8,469

Current (Note 27)	28,633	4,041
Non-current (Note 27)	31,374	4,428

Total	60,007	8,469

The maturity analysis of lease liabilities is disclosed in Note 27.

The following are the amounts recognized in profit of loss:

	2019 RMB’000	2019 US$’000

Depreciation charge for right-of-use assets	40,958	5,781
Interest expenses on lease liabilities (Note 8.3)	2,918	412
Expenses relating to short-term leases (included in selling, general and administrative costs and research and development cost)	14,341	2,024

Total amount recognized in profit or loss	58,217	8,217

The Group had total cash outflows for leases of RMB 65.6 million (US$9.3 million) in 2019. The Group also had non-cash additions to right-of-use assets and lease liabilities of RMB 11.5 million (US$1.6 million) in 2019. The future cash outflows relating to leases that have not yet commenced are disclosed in Note 31.

Group as a lessor

The Group has entered into operating leases on some of its assets, including surplus office and warehouse. Theses leases have terms between 1 to 12 years. Rental income recognized by the Group during the year is RMB 11.9 million (US$ 1.7 million) (2018: RMB 11.0 million).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

19.	Leases (cont’d)

Future minimum rental receivables under non-cancellable operating leases as at 31 December are as follows:

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Within 1 year
- related parties	1,248	1,787	252
- joint venture	2,308	2,691	380
- third parties	1,391	892	126
After 1 year but within 5 years
- related parties	1,030	660	93
- joint venture	9,087	10,526	1,486
- third parties	1,463	1,504	212
After than 5 years
- related parties	455	—	—
- joint venture	9,272	5,643	796
- third parties	—	889	125

	26,254	24,592	3,470

20.	Issued capital

		31.12.2018 thousands	31.12.2019 thousands
Issued capital
Authorized shares
Ordinary share of par value US$0.10 each		100,000	100,000

		Number of shares	RMB’000

Ordinary shares issued and fully paid
At January 1, 2018, December 31, 2018 and December 31, 2019		40,858,290	2,081,138

US$’000			293,734

	31.12.2018 RMB’000	31.12.2019 RMB’000	31.12.2019 US$’000

Special share issued and fully paid
One special share issued and fully paid at US$0.10 per share	*	*	*

*	Less than RMB 1 (US$1)

The holders of ordinary shares are entitled to such dividends as the Board of Directors of the Company may declare from time to time. All ordinary shares are entitled to one vote on a show of hands and carry one vote per share on a poll.

The holder of special share is entitled to elect a majority of directors of the Company. In addition, no shareholders’ resolution may be passed without the affirmative vote of the special share, including any resolution to amend the Memorandum of Association or Bye-laws of the Company. The special share is not transferable except to Hong Leong Asia Ltd. (“HLA”), Hong Leong (China) Limited (“HLC”) or any of its affiliates. The Bye-Laws of the Company provides that the special share shall cease to carry any rights in the event that HLA and its affiliates cease to own, directly or indirectly, at least 7,290,000 ordinary shares in the capital of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

21.	Dividends declared and paid

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Declared and paid during the year
Dividends on ordinary shares:
Final dividend paid in 2019: US$0.85 per share (2018: US$0.73 per share)	197,353	238,758	33,699
Special dividend paid in 2019: US$ Nil per share (2018: US$1.48 per share)	400,106	—	—

	597,459	238,758	33,699

Dividend paid in cash	597,459	238,758	33,699

22.	Reserves

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Statutory reserve
Statutory general reserve (i)
At January 1	275,320	276,698	39,053
Transfer from retained earnings	1,378	1,903	269

At December 31	276,698	278,601	39,322

General surplus reserve (ii)
At January 1 and December 31	25,706	25,706	3,628

Total	302,404	304,307	42,950

Capital reserves (iii)
At January 1 and December 31	30,704	30,704	4,334

Note:

(i)

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

(ii)

General surplus reserve is appropriated in accordance with Yuchai’s Articles and resolution of the board of directors. General surplus reserve may be used to offset accumulated losses or increase the registered capital.

(iii)	Capital reserves pertain to a capital transaction in 2015.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

22.	Reserves (cont’d)

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Other components of equity
Foreign currency translation reserve (i)	(39,215)	(36,091)	(5,094)
Performance shares reserve (ii)	19,758	19,758	2,789
Premium paid for acquisition of non-controlling interests	(11,541)	(11,472)	(1,619)
Fair value reserve of financial assets at FVOCI(iii)	(79,948)	(77,617)	(10,955)

Total	(110,946)	(105,422)	(14,879)

Note:

(i)

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(ii)	Performance shares reserve comprises the cumulative value of employee services received in return for share-based compensation. The amount in the reserve is retained when the option is expired.

(iii)	Fair value reserve of financial assets at FVOCI relates to the subsequent measurement of the Group’s bills receivable at fair value through OCI.

23.	Share-based payment

The Company’s Equity Incentive Plan (“Equity Plan”) was approved by the shareholders at the Annual General Meeting of the Company held on July 4, 2014 for duration of 10 years (from July 29, 2014 to July 28, 2024).

All options granted under the Equity Plan are subject to a vesting schedule as follows:

(1)	one year after the date of grant for up to 33% of the shares over which the options are exercisable;

(2)	two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and

(3)	three years after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.

The expense recognized for employee services received during the year is shown in the following table:

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000

Expense arising from equity-settled share-based payment transactions	1,592	—	—	—

Total expense arising from share-based payment transactions	1,592	—	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

23.	Share-based payment (cont’d)

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in share options during the year:

	Number of share options	WAEP		Number of share options	WAEP
	31.12.2018	31.12.2018		31.12.2019	31.12.2019

Outstanding at January 1 and December 31	470,000	US$	21.11	470,000	US$	21.11

Exercisable at December 31	470,000	US$	21.11	470,000	US$	21.11

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

Fair value of share options and assumptions

Date of grant of options	On July 29, 2014

Fair value at measurement date (US$)	5.70 – 6.74

Share price (US$)	21.11
Exercise price (US$)	21.11
Expected volatility (%)	47.4
Expected option life (years)	3.5 – 5.5
Expected dividends (%)	5.81
Risk-free interest rate (%)	1.4 – 2.0

The exercise price for options outstanding as at December 31, 2019 was US$21.11 dollar (2018: US$21.11 dollar).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2019 was 4.6 (2018: 5.6) years.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

24.	Trade and other payables

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Current
Trade payables	2,495,482	2,953,479	416,858
Bills payables (i)	2,065,147	2,764,013	390,116
Other payables	329,632	543,970	76,777
Accrued expenses	168,235	203,133	28,671
Accrued staff costs	666,641	653,854	92,286
Refund liabilities	761,521	757,655	106,936
Dividend payable	43,133	47,480	6,701
Amount due to:
- associates and joint ventures (trade)	262,131	258,964	36,551
- associates and joint ventures (non-trade)	66	81	11
- related parties (trade)	145,747	221,413	31,250
- related parties (non-trade)	32,034	4,016	567

Financial liabilities carried at amortized cost (Note 36)	6,969,769	8,408,058	1,186,724
Other tax payable	38,823	39,698	5,603

Trade and other payables with liquidity risk (Note 33)	7,008,592	8,447,756	1,192,327
Deferred grants (Note 29)	22,082	19,952	2,816
Advance from customers	369	383	55

Total trade and other payables (current)	7,031,043	8,468,091	1,195,198

(i)

As of December 31, 2019, the bills payables include bills payable to joint ventures, associates and other related parties amounted to RMB 125.0 million (US$17.6 million) (2018: RMB 131.8 million), RMB 10.1 million (US$1.4 million) (2018: RMB 4.2 million) and RMB 232.6 million (US$32.8 million) (2018: RMB 62.8 million) respectively.

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Non-current
Other payables (i) (Note 33, Note 36)	160,091	176,302	24,883

(i)	This relates to accrual for bonus that is not expected to be settled within next 12 months.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables (current) are non-interest bearing and have an average term of three months.

•	For terms and conditions relating to related parties, refer to Note 30.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

25.	Provision

	Provision for warranty	Provision for onerous contract	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
At January 1, 2018	191,814	—	191,814	27,072
Provision made	224,582	—	224,582	31,698
Provision utilized	(249,483)	—	(249,483)	(35,212)

At December 31, 2018 and January 1, 2019	166,913	—	166,913	23,558
Provision made	421,905	2,316	424,221	59,875
Provision utilized	(373,103)	—	(373,103)	(52,660)

At December 31, 2019	215,715	2,316	218,031	30,773

26.	Contract liabilities

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Unfulfilled maintenance services	191,728	181,139	25,566
Advance from customer	148,761	255,483	36,060

Total	340,489	436,622	61,626

Current	286,786	382,809	54,030
Non-current	53,703	53,813	7,596

Total contract liabilities (Note 7.2)	340,489	436,622	61,626

27.	Lease liabilities

	Effective interest rate	Maturity	31.12.2019	31.12.2019
	%		RMB’000	US$’000
Current (Note 19)	1.25% - 6.20%	2020	28,633	4,041

Non- current (Note 19)	1.25% - 6.20%	2021-2024	31,374	4,428

China Yuchai International Limited

Notes to the Consolidated Financial Statements

28.	Other financial liabilities

(a)	Other liabilities

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Derivative not designated as hedges – foreign exchange forward contract	—	999	141
Finance lease liabilities	48	—	—

	48	999	141

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Current	14	999	141
Non-current	34	—	—

	48	999	141

Foreign exchange forward contract

On December 11, 2019, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with China Construction Bank to purchase US$20.0 million at the forward exchange rate (RMB/US$) of 7.0901 on December 8, 2020. The Group accounted for this NDF at fair value through profit or loss.

Finance lease liabilities

As at December 31, 2018, the group leased office equipment under finance leases expiring within three years. The lease was recorded as finance lease liabilities under “Other liabilities” until December 31, 2018, and was reclassified to “Lease liabilities” on January 1, 2019 upon adoption of IFRS 16. See Note 2.4 for further information about the change in accounting policy for leases.

Future minimum lease payments under finance lease together with the present value of the net minimum lease payments are as follows:

	31.12.2018
	Minimum lease payments	Present value of payments
	RMB’000	RMB’00

Not later than one year	14	14
Later than one year but not later than five years	34	34

Total minimum lease payments	48	48
Less: Amount representing finance charges	*	*

Present value of minimum lease payments	48	48

*	Less than RMB 1 thousand (US$1 thousand)

(b)	Loans and borrowings

	Effective interest rate	Maturity	31.12.2018
	%		RMB’000

Current
Renminbi denominated loans	4.26	2019	1,500,000
US dollar denominated loans(ii)	3.48	2019	501,014

			2,001,014

Non-current
Singapore Dollar denominated loans(iii)	2.84	2020	15,078

	Effective interest rate	Maturity	31.12.2019	31.12.2019
	%		RMB’000	US$’000

Current
Renminbi denominated loans	3.70 – 4.13	2020	1,900,000	268,168
US dollar denominated loans	2.52	2020	139,524	19,693
Singapore Dollar denominated loans(iii)	2.84	2020	15,522	2,191

			2,055,046	290,052

China Yuchai International Limited

Notes to the Consolidated Financial Statements

28.	Other financial liabilities (cont’d)

(b)	Loans and borrowings (cont’d)

Note:

(i)	All loans balances as stated above do not have a callable feature.

(ii)	The loan was secured by the Group’s bills receivable of RMB 524.1 million and repaid in September 2019.

(iii)	The loans comprise:

Issuer bank	Facility limit	Usage
		RMB’000

December 31, 2018
MUFG Bank Ltd	S$ 30 million	15,078

December 31, 2019
MUFG Bank Ltd	S$ 30 million	15,522

	US$’000	2,191

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

S$30.0 million credit facility with MUFG Bank Ltd, Singapore Branch (formally known as Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch) (“MUFG”)

On March 30, 2017, the Company entered into an unsecured multi-currency revolving credit facility agreement with MUFG for a committed aggregate value of S$30.0 million to refinance the S$30.0 million facility that matured on March 18, 2017. The facility is available for three years from the date of the facility agreement and will be used to finance the Company’s long-term general working capital requirements. Among other things, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a consolidated subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not being less than US$120 million and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company is in the process of renewing this facility with the bank.

US$30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“SMBC”)

On March 31, 2017, the Company entered into an uncommitted and unsecured multi-currency revolving credit facility agreement with SMBC for an aggregate value of US$30.0 million to refinance the US$30.0 million facility that matured on March 18, 2017. The facility is available for three years from the date of the facility agreement and will be utilized by the Company to finance its long-term general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a principal subsidiary (as defined in the facility agreement) of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as at June 30 and December 31 of each year not less than US$200 million and the ratio of the Company’s consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as at June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. The Company is in the process of renewing this facility with the bank.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

29.	Deferred grants

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

At January 1	353,647	607,608	85,758
Received during the year	282,388	187,096	26,407
Released to consolidated statement of profit or loss	(28,427)	(117,976)	(16,651)

At December 31	607,608	676,728	95,514

Current (Note 24)	22,082	19,952	2,816
Non-current	585,526	656,776	92,698

	607,608	676,728	95,514

The government grant that have been received was to support and fund Yuchai’s production facilities, research and development activities for new engines.

30.	Related party disclosures

The ultimate parent

As of December 31, 2019, the controlling shareholder of the Company, HLA, indirectly owned 17,059,154, or 41.8% (2018: 17,059,154, or 41.8%), of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 23.3% (2018: 23.3%) of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 18.5% (2018: 18.5%) of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under Bye-Laws of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of RMB 0.03 million (less than US$0.01 million) during the financial years ended December 31, 2017, 2018 and 2019 respectively. The transaction relates to consultancy fees charged by HLA.

Entity with significant influence over the Group

As of December 31, 2019, the Yulin City Government through Coomber Investment Ltd. owned 17.2% (2018: 17.2%) of the ordinary shares in the capital of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.	Related party disclosures (cont’d)

The following provides the significant transactions that have been entered into with related parties for the relevant financial year.

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000

Sales of engines and materials
- associates and joint ventures	412,591	439,106	912,877	128,845
- GY Group (including its subsidiaries and affiliates)	455,061	406,422	1,792,280	252,965
Purchase of material, supplies and engines
- associates and joint ventures	914,211	1,192,322	1,999,831	282,259
- GY Group (including its subsidiaries and affiliates)	1,221,421	1,589,638	1,895,239	267,496
Purchase of service
- a joint venture	2,543	—	—	—
Hospitality, restaurant, consultancy and other service income charged to
- a joint venture	14,241	3,456	3,984	562
- GY Group (including its subsidiaries and affiliates)	25,728	24,015	15,350	2,167
Rental income
- GY Group (including its subsidiaries and affiliates)	4,483	3,886	2,133	301
- a joint venture	—	1,937	3,206	452
Property management service expenses
- GY Group (including its subsidiaries and affiliates)	22,212	26,547	22,595	3,189
Leasing expenses (i)
- GY Group (including its subsidiaries and affiliates)	8,676	25,705	—	—
General and administrative expenses
- GY Group (including its subsidiaries and affiliates)	20,215	21,607	19,953	2,816
- HLA (including its affiliates)	6,913	6,639	6,788	958
Delivery, storage, distribution and handling expenses
- GY Group (including its subsidiaries and affiliates)	210,406	228,195	304,532	42,982
Payment for trademarks usage fee
- GY Group	—	—	169,811	23,967
Payment for lease liabilities
- GY Group (including its subsidiaries and affiliates)	—	—	33,594	4,741
Purchases of vehicles and machineries
- GY Group (including its subsidiaries and affiliates)	52,443	6,144	2,817	398
Purchases of additional shareholding in a subsidiary from
- GY Group (including its subsidiaries and affiliates) (ii)	1,335	—	—	—
Disposal of shareholding in an associate to
- GY Group (including its subsidiaries and affiliates) (iii)	1,833	—	—	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.	Related party disclosures (cont’d)

Note:

(i)

As disclosed in Note 2.4, the Group has adopted IFRS 16 on January 1, 2019. These leasing expenses have been recognized as right-of-use assets and lease liabilities on the consolidated statement of financial position as at December 31, 2019.

(ii)	In June 2017, GYAMC acquired 25% of equity interest in Crankshaft from GY Group with a purchase consideration of RMB 1.3 million.

(iii)	In August 2017, YEMC disposed its 30% equity interest in Property Management to GY Group for a consideration of RMB 1.9 million.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

The transactions with related parties are made at terms agreed between the parties.

Compensation of key management personnel of the Group

	31.12.2017	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	RMB’000	US$’000
Short-term employee benefits	40,831	39,703	41,606	5,872
Contribution to defined contribution plans	385	335	362	51
Cost of share-based payment	1,294	—	—	—

	42,510	40,038	41,968	5,923

The non-executive directors do not receive pension entitlements from the Group.

31.	Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has various lease contracts that have not yet commenced as at December 31, 2019. The future lease payments these non-cancellable lease contracts are as follows:

	31.12.2019	31.12.2019
	RMB’000	US$’000
Within 1 year	105	15
After 1 year but within 5 years	85	12
After 5 years	—	—

	190	27

Capital commitments

As of December 31, 2018 and 2019, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not paid and not recognized amounting to RMB 774.5 million and RMB 594.0 million (US$83.8 million) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 6.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.	Commitments and contingencies (cont’d)

Investment commitments

As of December 31, 2018 and 2019, the Group has commitment of RMB 58.8 and RMB 17.6 million (US$2.5 million) relating to the Group’s interest in joint venture, respectively.

Letter of credits

As of December 31, 2018 and 2019, Yuchai had issued irrevocable letter of credits of RMB 93.5 million and RMB 30.8 million (US$4.4 million), respectively.

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

Year ended December 31, 2017	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000

Revenue
Total external revenue (Note 7.1)	16,140,622	57,197	—	—		16,197,819

Results
Interest income	94,760	1,803	11,833	(2,975)		105,421
Interest expense	(94,794)	(3,983)	(270)	2,975		(96,072)
Gain on disposal of subsidiaries	—	216,115	—	—		216,115
Gain on disposal of joint venture	—	107,976	—	—		107,976
Impairment of property, plant and equipment	(20,845)	—	—	—		(20,845)
Impairment of technology development cost	(40,000)	—	—	—		(40,000)
Staff severance cost	(107,732)	—	—	—		(107,732)
Depreciation and amortization	(433,921)	(9,990)	(270)	—		(444,181)
Share of profit of associates and joint venture	9,255	799	—	—		10,054
Income tax expense	(164,578)	(461)	(102)	(29,031	)(1)	(194,172)

Segment profit after tax	1,004,019	322,160	22,708	(29,031	)(1)	1,319,856

China Yuchai International Limited

Notes to the Consolidated Financial Statements

32.	Segment information (cont’d)

Year ended December 31, 2018	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000

Revenue
Total external revenue (Note 7.1)	16,210,467	52,781	—	—		16,263,248

Results
Interest income	124,653	4,244	18,347	—		147,244
Interest expense	(107,609)	(403)	(327)	—		(108,339)
Impairment of property, plant and equipment	(30,173)	—	—	—		(30,173)
Staff severance cost	(28,018)	—	—	—		(28,018)
Depreciation and amortization	(428,199)	(5,355)	(331)	—		(433,885)
Share of profit of associates and joint venture	10,809	825	—	—		11,634
Income tax expense	(175,956)	(820)	(49)	(29,842	)(1)	(206,667)

Segment profit after tax	1,019,776	4,156	(19,690)	(29,842	)(1)	974,400

Total assets	20,636,155	441,040	2,081,220	(1,500,451)		21,657,964

Total liabilities	(10,318,492)	(55,404)	(29,592)	(106,922	)(2)	(10,510,410)

Other disclosures
Investment in joint ventures	220,176	2,636	—	—		222,812
Capital expenditure	403,179	2,643	73	—		405,895

China Yuchai International Limited

Notes to the Consolidated Financial Statements

32.	Segment information (cont’d)

Year ended December 31, 2019	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	US$’000

Revenue
Total external revenue (Note 7.1)	17,980,304	35,781	—	—		18,016,085	2,542,813

Results
Interest income	158,855	5,167	13,239	—		177,261	25,019
Interest expense	(126,379)	(51)	(421)	—		(126,851)	(17,904)
Impairment of property, plant and equipment	(3,950)	—	—	—		(3,950)	(558)
Staff severance cost	(15,454)	—	—	—		(15,454)	(2,181)
Depreciation and amortization	(458,665)	(5,551)	(993)	—		(465,209)	(65,661)
Share of profit of associates and joint venture	18,137	897	—	—		19,034	2,686
Income tax expense	(141,330)	(527)	(41)	(30,721	)(1)	(172,619)	(24,364)

Segment profit after tax	884,562	4,457	1,939	(30,258	)(1)	860,700	121,480

Total assets	22,817,479	416,397	2,120,767	(1,500,452)		23,854,191	3,366,811

Total liabilities	(12,127,021)	(15,575)	(31,278)	(106,932	)(2)	(12,280,806)	(1,733,329)

Other disclosures
Investment in joint ventures	271,274	2,717	—	—		273,991	38,671
Capital expenditure	917,192	1,033	55	—		918,280	129,607

Note:

(1)	This relates mainly to the deferred tax expense relating to withholding tax on dividends from Yuchai.
(2)	This relates mainly to the deferred tax liabilities relating to cumulative withholding tax on dividends that are expected to be declared from income earned after December 31, 2007 by Yuchai.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

32.	Segment information (cont’d)

Geographic information

The geographic information for revenue from external customers is disclosed in Note 7.1.

Revenue from one customer group amounted to RMB 5,205.5 million (US$734.7 million) (2018: RMB 4,463.9 million; 2017: RMB 4,839.6 million), arising from sales by Yuchai segment.

Non-current assets

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

People’s Republic of China	4,665,990	5,764,591	813,622
Other countries	95,443	97,879	13,815

	4,761,433	5,862,470	827,437

Non-current assets for this purpose consist of property, plant and equipment, right-of-use assets, investment in joint ventures and associates, investment property, intangible assets and goodwill.

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

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, quoted equity securities and derivative financial instrument.

The sensitivity analyses in the following sections relate to the position as at December 31, 2018 and 2019.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2019.

The analyses exclude the impact of movements in market variables on provisions and on the non-financial assets and liabilities of foreign operations.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

33.	Financial risk management objectives and policies (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s interest-bearing bank deposits and loans and borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Group are disclosed in Note 28(b). As certain interest rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group.

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

If interest rate had been 50 (2018: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2019 of the Group would increase/decrease by RMB 21.4 million (US$3.0 million) (2018: increase/decrease by RMB 20.6 million).

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

33.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2018
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Quoted equity securities	21,876	—	—	—	—
Trade and other receivables	693	25,827	12,149	675	—
Cash and bank balances	220,268	1,166	28,518	31,662	25
Financial liabilities	(15,126)	—	(501,014)	—	—
Trade and other payables	(13,952)	(17,452)	(7,060)	(41,828)	—

Net assets/(liabilities)	213,759	9,541	(467,407)	(9,491)	25

	31.12.2019
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Quoted equity securities	9,235	—	—	—	—
Trade and other receivables	607	414	7,624	658	—
Cash and bank balances	228,589	52	11,233	2,595	7,364
Financial liabilities	(15,710)	—	(139,524)	—	—
Trade and other payables	(7,086)	(27,922)	(10,596)	(2,605)	(83)

Net assets/(liabilities)	215,635	(27,456)	(131,263)	648	7,281

US$’000	30,435	(3,875)	(18,527)	91	1,028

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Singapore Dollar	21,376	21,564	3,044
Euro	954	(2,746)	(388)
US Dollar	(46,741)	(13,126)	(1,853)
Renminbi	(949)	65	9

China Yuchai International Limited

Notes to the Consolidated Financial Statements

33.	Financial risk management objectives and policies (cont’d)

Equity price risk

The Group has investment in Thakral Corporation Ltd “TCL” which is quoted equity securities.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit before tax by the following amount:

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000
Statement of profit or loss	2,188	924	130

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

An impairment analysis is performed at each reporting date using a provision matrix. The provision rates are determined based on days past due for groupings of various customer segments with similar loss patterns (i.e. by profiles of the customers). The calculation reflects the reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off at management’s discretion after assessment and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 17. The Group’s share of bills receivables of a joint venture which was used as collateral as security is disclosed in Note 6.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

33.	Financial risk management objectives and policies (cont’d)

Credit risk (cont’d)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Trade receivables
			Days past due
As at December 31, 2018	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Expected credit loss rate	6.3%	—	0.1%	—	6.3%	75.1%
Estimated total gross carrying amount at default	438,586	281,250	47,561	25,862	47,209	36,704
Expected credit loss	30,586	—	30	—	2,990	27,566

		Trade receivables
			Days past due
As at December 31, 2019	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Expected credit loss rate	7.2%	—	6.9%	6.2%	10.9%	70.7%
Estimated total gross carrying amount at default	794,678	601,094	61,917	24,409	40,213	67,045
Expected credit loss	57,611	—	4,283	1,513	4,386	47,429

At December 31, 2019, the Group had top 20 customers (2018: top 20 customers) that owed the Group more than RMB 387.6 million (US$54.7 million) (2018: RMB 114.2 million) and accounted for approximately 50.0% (2018: 26.0%) of trade receivables (excluding bills receivables) respectively. These customers are located in the PRC. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 17. The Group’s share of bills receivables of a joint venture which was used as collateral as security is disclosed in Note 6.

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

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	1 year or less	2 to 5 years	Total
As at December 31, 2018	RMB’000	RMB’000	RMB’000

Financial assets
Trade and bills receivables	7,389,106	—	7,389,106
Other receivables, excluding tax recoverable	140,505	—	140,505
Cash and bank balances	6,128,522	—	6,128,522
Quoted equity securities	21,876	—	21,876
Derivative not designated as hedges – foreign exchange forward contract	4,529	—	4,529

	13,684,538	—	13,684,538

Financial liabilities
Loans and borrowings	2,033,519	15,196	2,048,715
Trade and other payables (Note 24)	7,008,592	160,091	7,168,683
Other liabilities	14	34	48

	9,042,125	175,321	9,217,446

	1 year or less	2 to 5 years	Total	Total
As at December 31, 2019	RMB’000	RMB’000	RMB’000	US$’000

Financial assets
Trade and bills receivables	7,742,301	—	7,742,301	1,092,758
Other receivables, excluding tax recoverable	161,292	—	161,292	22,765
Cash and bank balances	6,390,918	—	6,390,918	902,023
Quoted equity securities	9,235	—	9,235	1,304

	14,303,746	—	14,303,746	2,018,850

Financial liabilities
Loans and borrowings	2,085,456	—	2,085,456	294,344
Trade and other payables (Note 24)	8,447,756	176,302	8,624,058	1,217,210
Lease liabilities	29,838	35,263	65,101	9,188
Derivative not designated as hedges – foreign exchange forward contract	999	—	999	141

	10,564,049	211,565	10,775,614	1,520,883

China Yuchai International Limited

Notes to the Consolidated Financial Statements

34.	Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance except where decisions are made to exit businesses or close companies.

The capital structure of the Group consists of debts (which includes the borrowings, lease liabilities and trade and other payables, less cash and bank balances) and equity attributable to equity holders of the parent (comprising issued capital and reserves).

	31.12.2018	31.12.2019	31.12.2019
	RMB’000	RMB’000	US$’000

Loans and borrowings (current and non-current) (Note 28(b))	2,016,092	2,055,046	290,052
Lease liabilities (current and non-current) (Note 27)	—	60,007	8,469
Other liabilities (current and non-current) (Note 28(a))	48	—	—
Trade and other payables (current and non-current) (Note 24)	7,191,134	8,644,393	1,220,081
Less: Cash and bank balances (Note 18)	(6,128,522)	(6,390,918)	(902,023)

Net debts	3,078,752	4,368,528	616,579
Equity attributable to equity holders of the parent	8,395,849	8,767,529	1,237,460

Total capital and net debts	11,474,601	13,136,057	1,854,039

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2018 and 2019.

As disclosed in Note 22, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2018 and 2019.

35.	Fair value measurement

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2018:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	(Level 1)	(Level 2)	(Level 3)
		RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Quoted equity securities:
Quoted equity shares – TCL (Note 16)	December 31, 2018	21,876	21,876	—	—
Derivative financial assets:
Foreign exchange forward contract – USD (i) (Note 16)	December 31, 2018	4,529	—	4,529	—
Debt instruments (ii):
Bills receivable (Note 17)	December 31, 2018	6,981,106	—	6,981,106	—

China Yuchai International Limited

Notes to the Consolidated Financial Statements

35.	Fair value measurement (cont’d)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as at December 31, 2019:

		Fair value measurement using
	Date of valuation			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
		Total	Total	(Level 1)	(Level 2)	(Level 3)
		US$’000	RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Quoted equity securities:
Quoted equity shares – TCL (Note 16)	December 31, 2019	1,304	9,235	9,235	—	—
Debt financial assets(ii):
Bills receivable (Note 17)	December 31, 2019	988,728	7,005,234	—	7,005,234	—

Liabilities measured at fair value
Derivative financial liabilities:
Foreign exchange forward contract – USD(i) (Note 28)	December 31, 2019	141	999	—	999	—

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

There have been no transfers between Level 1 and Level 2 during 2019 and 2018.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

36.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at December 31, 2018

Financial assets
Quoted equity securities	16	21,876	—	—	—	21,876
Derivative not designated as hedges – foreign exchange forward contract	16	4,529	—	—	—	4,529
Trade and bills receivable	17	—	408,000	6,981,106	—	7,389,106
Other receivables	17	—	140,505	—	—	140,505
Cash and bank balances	18	—	6,128,522	—	—	6,128,522

		26,405	6,677,027	6,981,106	—	13,684,538

Financial liabilities
Trade and other payables	24	—	—	—	7,129,860	7,129,860
Loans and borrowings	28(b)	—	—	—	2,016,092	2,016,092
Other liabilities	28(a)	—	—	—	48	48

		—	—	—	9,146,000	9,146,000

	Note	Financial assets at fair value through profit or loss	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

As at December 31, 2019

Financial assets
Quoted equity securities	16	9,235	—	—	—	9,235	1,304
Trade and bills receivable	17	—	737,067	7,005,234	—	7,742,301	1,092,758
Other receivables	17	—	161,292	—	—	161,292	22,765
Cash and bank balances	18	—	6,390,918	—	—	6,390,918	902,023

		9,235	7,289,277	7,005,234	—	14,303,746	2,018,850

Financial liabilities
Trade and other payables	24	—	—	—	8,584,360	8,584,360	1,211,607
Lease liabilities	27	—	—	—	60,007	60,007	8,469
Loans and borrowings	28(b)	—	—	—	2,055,046	2,055,046	290,052

		—	—	—	10,699,413	10,699,413	1,510,128

China Yuchai International Limited

Notes to the Consolidated Financial Statements

36.	Financial assets and financial liabilities (cont’d)

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

Changes in liabilities arising from financing activities

	January 1, 2018	Cash flows	Foreign exchange movement	Translation reserve	Others	December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at December 31, 2018

Loans and borrowings
- current	1,600,000	400,320	694	—	—	2,001,014
- non-current	26,341	(11,756)	(305)	798	—	15,078
Obligations under finance leases
- current	33	(33)	—	—	14	14
- non-current	46	—	—	2	(14)	34

Total liabilities from financing activities	1,626,420	388,531	389	800	—	2,016,140

	January 1, 2019	Effect of adoption of IFRS 16	January 1, 2019 (Restated)	Cash flows	Addition	Accretion of interest	Foreign exchange movement	Translation reserve	Others	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

As at December 31, 2019

Loans and borrowings
- current	2,001,014	—	2,001,014	39,979	—	—	(1,469)	444	15,078	2,055,046	290,052
- non-current	15,078	—	15,078	—	—	—	—	—	(15,078)	—	—
Obligations under finance leases
- current	14	(14)	—	—	—	—	—	—	—	—	—
- non-current	34	(34)	—	—	—	—	—	—	—	—	—
Lease liabilities
- current	—	42,457	42,457	(51,283)	6,008	2,918	—	24	28,509	28,633	4,041
- non-current	—	54,395	54,395	—	5,465	—	—	23	(28,509)	31,374	4,428

Total liabilities from financing activities	2,016,140	96,804	2,112,944	(11,304)	11,473	2,918	(1,469)	491	—	2,115,053	298,521

The ‘Others’ column includes the effect of reclassification of non-current portion of loans and borrowings, including obligations under finance leases and lease liabilities due to the passage of time.

37.	Subsequent event

Since December 2019, an outbreak of a novel strain of coronavirus (COVID-19) spread rapidly in China and globally. In an effort to contain the spread of the virus, many countries, including China, the United States and across Europe, have imposed restrictions on travel and in-person gatherings, suspensions of public events, business closures, quarantines and lock-downs, resulting in a substantial reduction in economic activity. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Yuchai’s operations and those of its suppliers are predominantly based in China and therefore have been adversely affected by the foregoing measures and recovery is ongoing. The market outlook for automobile industry sales has deteriorated, national and global economic growth has slowed and the liquidity and financial conditions of Yuchai’s customers have weakened. Yuchai has experienced and is continuing to experience increased supply lead times, supply disruptions, reduced manufacturing capacity and limited transport and shipping options from and to affected regions.

Due to the Chinese government’s effective containment measures of COVID-19 and our employees’ tireless efforts during this period, Yuchai has observed an initial recovery in its operations. Yuchai resumed operations in mid-February 2020 at a relatively small scale due to the shortage of engine components and materials as a result of continuing supply chain disruptions. Utilization rate surpassed 50% in mid-March 2020 and ramp up is continuing. While the COVID-19 pandemic is ongoing and its dynamic nature makes it difficult to forecast the pandemic’s effects on Yuchai’s results of operations for 2020 and in subsequent years, as of the date of this Annual Report, the Company expect a decline in both production and sales in the first quarter of 2020 compared to the same period of 2019 with potential continuing impact in subsequent periods.