Form 20-F
period 2020-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2021-04-23
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, 40,858,290 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Certain Definitions and Supplemental Information

All references to “China”, “PRC” and the “State” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar” or “US$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore; all references to “RM” are to Ringgit, the legal tender currency of Malaysia. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 6.4713 = US$1.00, the rate quoted by the People’s Bank of China, or the PBOC, on February 28, 2021, (ii) from Singapore dollar to US dollar at the rate of S$1.3323 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2021, and (iii) from Ringgit to US dollar at the rate of RM 4.0475 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2021. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

As used in this Annual Report, unless the context otherwise requires, the terms “the Company”, “the Group”, “CYI”, “we”, “us”, “our” and “our company” refer to China Yuchai International Limited and its subsidiaries. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited and its subsidiaries and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory, or Yulin Diesel. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Group Company, which became a shareholder of Yuchai. All references herein to “the GY Group” are to Guangxi Yuchai Machinery Group Company (formerly known as Guangxi Yuchai Machinery Holdings Company, and also Guangxi Yuchai Machinery Group Company Limited) and its subsidiaries. In May 1993, in order to finance further expansion, Yuchai sold shares to the Company. All references herein to “Foreign Shares” are to the shares sold by Yuchai to non-Chinese legal and natural persons (currently only CYI). All references to “HLGE” are to HL Global Enterprises Limited (formerly known as HLG Enterprise Limited); and all references to the “HLGE group” are to HLGE and its subsidiaries. All references to “TCL” are to Thakral Corporation Ltd; and all references to the “TCL group” are to TCL and its subsidiaries.

As of December 31, 2020, 40,858,290 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 40,858,290. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 40,858,290 for 2020. As of February 28, 2021, 40,858,290 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

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

The financial and operational data included in this Annual Report reflect Yuchai’s current classification system for light-, medium- and heavy-duty engines, which was implemented in 2018. Under this classification system, light-duty engines have engine capacity of 3.8 liters or less; medium-duty engines have engine capacity of between 3.8 liters and 7.0 liters; and heavy-duty engines have engine capacity of more than 7.0 liters. In addition to engine capacity, this classification system takes into account the commercial application of the engines by original equipment manufacturers. For example, certain 4-cylinder engines that were previously classified as light-duty engines have been reclassified as medium-duty engines to the extent that they have application in the light- and medium-duty segments.

Cautionary Statements with Respect to Forward-Looking Statements

We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements which, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2021 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

•

the ongoing COVID-19 outbreak and its effects on our business and results of operations, and any future outbreak of communicable diseases or viral epidemics and their potential effects on our business and results of operations;

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

•

the threat arising from global and the Chinese government’s initiatives and preferential policies to develop energy saving and new energy vehicles, including hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles, which may lead to a decrease in demand for our engines, affecting our market share and profitability;

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

•	the effects of competition and excess capacity in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•	the effects of previously reported material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivables;

•	our dependence on Dongfeng Automobile Co., Ltd. and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd.;

•	our ability to successfully manage and implement our joint ventures to manufacture and sell our engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of fluctuating interest rates in China on our borrowing costs or the availability of funding;

•	the effects of inflation and deflation, and increases in prices of energy, raw materials or components, on our financial condition and results of operations;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•

the effects of uncertainties in the Chinese legal system, which could limit the legal protection available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•

the effects of changes to the international, regional and economic climate and market conditions in countries that may adversely impact on our operations as well as domestic and export sales performance; and

•

the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics (including but not limited to the COVID-19 global outbreak) that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2019 and 2020, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2018, 2019 and 2020 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2016, 2017 and 2018, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2016 and 2017 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 have been prepared in conformity with IFRS.

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

The selected financial information as of and for the years ended December 31, 2018, 2019 and 2020 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. Our ownership interest in Yuchai is our main business asset. As a result, our financial condition and results of operations depend primarily upon Yuchai’s financial condition and results of operations, and the continued implementation of the Reorganization Agreement, as amended by the Cooperation Agreement.

Following an announcement in February 2005 by the Board of Directors of the Company of its approval of the implementation of our business expansion and diversification plan, we looked for new business opportunities to seek to reduce our financial dependence on Yuchai. As of February 28, 2021, we had a 48.9% interest in the outstanding ordinary shares of HLGE and a 2.02% interest in the outstanding ordinary shares of TCL.

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

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2020. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2020 and February 28, 2021. We consolidate the results of HLGE as a subsidiary. See Note 1.3 to the accompanying consolidated financial statements in Item 18.

Relating to our interest in TCL:

Since fiscal year 2010, we have gradually reduced our total shareholding in TCL. We classify our shareholding in TCL as quoted equity securities. On March 27, 2019, W Capital Markets Pte. Ltd., for and on behalf of Prime Trade Enterprises Limited (the “Offeror”), an investment holding company ultimately owned and controlled by certain members of the Thakral family, announced a voluntary conditional cash partial offer (the “Partial Offer”) to acquire approximately 20% of the total issued shares of TCL. Pursuant to the Partial Offer, VDL tendered an aggregate of 4,782,764 shares in TCL to the Offeror, comprising: (i) VDL’s acceptance of the Partial Offer of 28.9% of VDL’s shares in TCL (comprising 2,925,450 shares) (“Relevant Percentage Offer Shares”); and (ii) the shares tendered by VDL in excess to the Relevant Percentage Offer Shares and accepted by the Offeror under the Partial Offer (comprising 1,857,314 shares) (“Excess Shares”), (the Relevant Percentage Offer Shares and Excess Shares collectively referred to as “VDL Total Tendered Shares”). The cash consideration of S$0.50 per share under the Partial Offer amounts to a total consideration of S$2.39 million for the 4,782,764 VDL Total Tendered Shares. The transfer of the VDL Total Tendered Shares to the Offeror was completed on April 30, 2019. Thereafter, we have continued to reduce our shareholding in TCL, with our total shareholding interest in TCL being 2.33% as of December 31, 2020 and 2.02% as of February 28, 2021.

For further information on the Company’s investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

	Year ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except per share data)
Selected Consolidated Statement of Profit or Loss Data:
Revenue	13,643,195	16,197,819	16,263,248	18,016,085	20,581,170	3,180,376
Gross profit	2,972,452	3,356,051	3,092,021	3,105,841	3,189,571	492,879
Research and development expenses	(588,007)	(608,181)	(447,668)	(492,204)	(626,478)	(96,809)
Other operating income, net	95,355	509,398	192,680	338,486	378,947	58,558
Operating profit	979,527	1,604,413	1,282,521	1,146,081	1,182,004	182,653
Share of profit/(loss) of associates and joint ventures	(3,612)	10,054	11,634	19,034	(58,970)	(9,113)
Profit before tax	896,232	1,514,028	1,181,067	1,033,319	971,864	150,180
Income tax expense	(160,270)	(194,172)	(206,667)	(172,619)	(192,538)	(29,753)
Profit for the year	735,962	1,319,856	974,400	860,700	779,326	120,427
Attributable to:
Equity holders of the parent	525,177	888,809	695,266	604,914	548,903	84,821
Non-controlling interests	210,785	431,047	279,134	255,786	230,423	35,606
Basic and diluted earnings per common share attributable to ordinary equity holders of the parent (RMB/US$ per share)	13.12	21.80	17.02	14.81	13.43	2.08
Profit for the year per share (RMB/US$ per share)	18.39	32.38	23.85	21.07	19.07	2.95
Weighted average number of shares	40,017	40,765	40,858	40,858	40,858	40,858

	As of December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	5,498,043	6,621,162	6,861,641	6,173,249	6,209,190	959,497
Property, plant and equipment	4,127,185	3,824,018	3,756,542	4,210,444	4,258,760	658,100
Trade and other receivables	7,495,209	7,416,554	7,785,287	8,190,293	8,459,088	1,307,170
Total assets	18,515,746	21,015,059	21,657,964	23,854,191	26,290,958	4,062,701
Trade and other payables (3)	6,689,771	7,507,031	7,191,134	8,644,393	10,302,531	1,592,034
Short-term and long-term loans and borrowings	910,406	1,626,341	2,016,092	2,055,046	2,230,000	344,598
Non-controlling interests	2,317,982	2,627,617	2,751,705	2,805,856	2,818,086	435,474
Issued capital	2,059,076	2,081,138	2,081,138	2,081,138	2,081,138	321,595
Equity attributable to equity holders of the parent	7,735,672	8,334,287	8,395,849	8,767,529	9,014,624	1,393,016

	Year ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	2,276,087	1,420,167	670,601	1,583,016	1,415,368	218,714
Net cash (used in)/from investing activities	(572,031)	76,570	(79,992)	(810,477)	(785,753)	(121,421)
Net cash (used in)/from financing activities	(1,553,986)	280,862	(449,525)	(589,429)	(461,832)	(71,367)
Net increase in cash and cash equivalents	150,070	1,777,599	141,084	183,110	167,783	25,926
Cash and cash equivalents at January 1	3,474,364	3,653,914	5,390,324	5,559,890	5,753,268	889,044
Effect of exchange rate changes on balances in foreign currencies	29,480	(41,189)	28,482	10,268	(43,404)	(6,706)
Cash and cash equivalents at December 31	3,653,914	5,390,324	5,559,890	5,753,268	5,877,647	908,264

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 6.4713 = US$1.00, the rate quoted by the PBOC at the close of business on February 28, 2021. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 28, 2021 or any other date. The rate quoted by the PBOC at the close of business on December 31, 2020 was RMB 6.5249 = US$1.00.

(2)	Current assets less current liabilities.
(3)	Inclusive of non-current other payables.

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

Any determination by the Company to declare a dividend will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year / in the fiscal year (in thousands)
2016	US$0.85(2)	RMB 318,050(3)
2017	US$0.90(4)	RMB 234,923(5)
2018	US$2.21(6)	RMB 307,207(7)
2019	US$0.85(8)	RMB 307,207(9)
2020	US$0.85(10)	RMB 614,414(11)

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

(3)	The dividend declared by Yuchai for fiscal year 2016 was paid to us on May 19, 2017. For the dividend paid for the fiscal year 2016, RMB 318.0 million was paid in Renminbi.
(4)

On May 24, 2017, we declared a dividend of US$0.90 per ordinary share amounting to a total of US$36.6 million for fiscal year 2016 payable either wholly in cash or new shares at the election of shareholders. Based on the elections by shareholders, the aggregate dividend was paid in the form of approximately US$34.7 million in cash and 99,790 ordinary shares.

(5)	The dividend declared by Yuchai for fiscal year 2017 was paid to us between May 25, 2018 and May 29, 2018. For the dividend paid for the fiscal year 2017, RMB 234.9 million was paid in Renminbi.
(6)

On June 19, 2018, we declared a dividend of US$0.73 per ordinary share and a special dividend of US$1.48 per ordinary share amounting to a total of US$90.3 million for fiscal year 2017. This dividend was paid to our shareholders on July 10, 2018.

(7)	The dividend declared by Yuchai for fiscal year 2018 was paid to us on June 11, 2019 and June 12, 2019. For the dividend paid for the fiscal year 2018, RMB 307.2 million was paid in Renminbi.
(8)	On June 24, 2019, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for fiscal year 2018. The dividend was paid in cash to our shareholders on July 19, 2019.
(9)	The dividend declared by Yuchai for fiscal year 2019 was paid to us on June 12, 2020 and June 15, 2020. For the dividend paid for the fiscal year 2019, RMB 307.2 million was paid in Reminbi.
(10)

On April 3, 2020, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for fiscal year 2019. The dividend has been paid in cash on July 31, 2020 to shareholders of record as of the close of business on July 16, 2020.

(11)

The dividend declared by Yuchai for fiscal year 2020 has been approved for payment by Yuchai’s Board of Directors. It will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2020 and approval by Yuchai’s shareholders.

Risk Factors

Risks relating to our shares and share ownership

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of February 28, 2021, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 18,270,965 or approximately 44.72%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 23.30% of the outstanding shares of our Common Stock and has, since August 2002, been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 21.42% of the outstanding shares of our Common Stock as of February 28, 2021. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

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

•

changes in general economic conditions, arising from a slowdown in the global economy in 2020 and beyond, escalation or continuation of trade tensions between the United States and China (including implementation of the Holding Foreign Companies Accountable Act, or the HFCAA), heightened policy uncertainty especially regarding trade, financial market disruptions amid global financing conditions, and heightened geopolitical tensions globally, the economic effects from the withdrawal of the United Kingdom from the European Union and communicable diseases such as SARS and COVID-19. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects;”

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

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2020. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a US Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Common Stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our group (if any). If our group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether we are or are not treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by CFCs, whether or not we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a CFC or whether such investor is treated as a United States shareholder with respect to any of such CFCs or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in the Common Stock.

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

Since the beginning of 2020, the COVID-19 pandemic has resulted in temporary closure of many manufacturing facilities and factories across China and the world. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included, among others, extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had contracted COVID-19, asking residents to remain at home and to avoid gathering in public. While such restrictive measures have been gradually lifted, given that our operations and those of our suppliers are predominantly based in China, we have been adversely affected by the foregoing measures, in particular in the 1st half of 2020. The market outlook for automobile industry sales remains volatile, national and global economic growth have slowed and the liquidity and financial conditions of some of our customers may have weakened. We have experienced and are continuing to experience increased supply lead times, supply disruptions and limited transport and shipping options from and to affected regions. Yuchai resumed operations in mid-February 2020 at a relatively small scale due to the shortage of engine components and materials as a result of continuing supply chain disruptions. Yuchai’s full year capacity utilization rate recovered to 67.2% for 2020. Even though Yuchai’s business is currently operational, its operational efficiency may still be adversely affected by the COVID-19 pandemic due to the ongoing outbreak of COVID-19 in countries around the world and the threat of a possible resurgence of the virus in China. We cannot assure you that the ongoing COVID-19 outbreak will not lead to additional factory closures, workforce shortages, supply chain disruptions, transportation disruptions or similar consequences in the future. Relaxation of restrictions on economic and social life may also lead to new cases which may lead to the re-imposition of restrictions. As a result, the duration of such business disruption and the resulting financial and operational impact cannot be reasonably estimated at this time.

The COVID-19 pandemic is ongoing and its dynamic nature makes it difficult to forecast the pandemic’s effects on the results of our operations for 2021 and in subsequent years. Although the COVID-19 pandemic is slowing with the rollout of COVID-19 vaccines around the world, the COVID-19 pandemic may not be contained in the near future, or at all, and a similar outbreak could occur again. If the COVID-19 pandemic, the slowdown in economic growth and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition and results of operations. Even if the economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

In general, our business had in the past and in the future could be adversely affected by the outbreak of other communicable diseases, such as severe acute respiratory syndrome (SARS), the H1N1 and H5N1 influenza viruses, Ebola or Zika fever. Such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries, as well as our business, financial condition or results of operations.

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.

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

The global outbreak and spread of COVID-19 have spurred uncertainty about the short-term prospects of the Chinese and the global economy and the degree of disruption of trade and supply chains across borders, while global manufacturing activity remains at a cyclical low. A steep productivity growth slowdown has been underway in emerging and developing economies amid the global spread of COVID-19 and the pandemic’s dynamic nature makes economic forecasts inherently unreliable.

Political and social unrest such as in Myanmar, as well as geopolitical tensions in Asia such as disputes in the South China Sea and Cross-Strait region threaten to disrupt economic recovery and growth in Asia, while heightened geopolitical tensions in the Middle East have increased the risk of an escalating conflict.

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

The pace of economic growth in China has decelerated in recent years. According to the National Bureau of Statistics, China’s gross domestic product (“GDP”) grew by 2.3% in 2020, compared with 6.6% in 2018 and 6.1% in 2019. Despite the gradual growth in China in response to the Chinese government’s planned reform of the economy and the gradual recovery from the COVID-19 pandemic domestically, downside risks remain. Aside from the ongoing COVID-19 global pandemic, the main short-term risk is the unwinding of high leverage in sectors with excess capacity, namely the manufacturing, industrial and real estate sectors. This may result in a sharper-than-expected slowdown in investment and hence in aggregate demand. There have been increasing concerns over China’s current debt levels which continue to trend upwards, resulting in fears over possible defaults by local banks and corporate entities. The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may be adversely affected by changes in Chinese government policies.

The diesel engine business in China is dependent in large part on Chinese government policy. As a result, our financial condition, results of operations, business and prospects could be adversely affected by Chinese government policies.

Our business is dependent on the state of the commercial vehicle market in China. According to CAAM, the sales of commercial vehicles have experienced fluctuations over the years primarily as a result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In 2018, the diesel engine market was affected by factors such as the weakening influence of the Chinese government’s anti-overloading policy, a “Blue Sky Protection” campaign launched by the Chinese government, diminishing use of the trans-cities highway transportation system in favor of rail transport and the forthcoming implementation of National VI emission standards. In 2018, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 3.1 million units, being flat compared with 2017. The truck market decreased by 1.3%, mainly attributed to a 22.3% decline in the medium-duty segment, which was partially offset by the growth of 2.7% in the heavy-duty segment. The bus market continued to weaken in 2018, resulting in a 5.3% decline in bus sales compared to 2017. In 2019, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 2.9 million units, a 4.5% decline from 2018. The truck market decreased by 4.7%, mainly attributed to a 21.7% decline in the medium-duty segment and an 8.0% decline in the light-duty segment, which was partially offset by the growth of 2.1% in the heavy-duty segment. In the bus market, bus sales declined 2.6% compared to 2018. In 2020, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 3.6 million units, a 23.8% increase from 2019. The truck market increased by 27.5%, attributed to growth in all segments, including a 38.2% increase in the heavy-duty segment, a 19.4% increase in the light-duty segment and a 14.2% increase in medium-duty segment. In the bus market, bus sales continued to weaken in 2020, resulting in a 7.7% decline compared to 2019. In past years, the Chinese government had introduced incentives to encourage purchases of electric-powered vehicles to curb air pollution in major cities, resulting in increased sales of electric-powered commercial vehicles, particularly in the light-duty segment. As a result of these initiatives, combustion bus engine sales volume in China and our share of the bus market had gradually decreased. The government’s incentives for the purchase of electric buses were substantially reduced in the last few years. For details, see “Item 5. Operating and Financial Review and Prospects — Overview.”

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. On November 19, 2014, the State Council unveiled a new Energy Development Strategy Action Plan (2014 -2020) focusing on the development of renewables and limiting its primary energy consumption growth rate to 3.5% per year until 2020. Premier Li Keqiang in his 2017 annual policy report acknowledged the continued concerns over environmental pollution and stated that the Chinese government would increase the pace of progress to improve the environment, especially air quality. The measures to be adopted include tackling the sources of pollution in key industries, strengthening control over exhaust emitted by motor vehicles through the prohibition of use of higher emission vehicles, improving the quality of fuel and promoting the use of clean energy vehicles and the strict enforcement of environment laws and regulations. On March 11, 2016, China’s Environment Minister announced a set of major reforms of China’s environmental management and governance system to strengthen enforcement of related environmental protection laws. The reforms are being phased in on a pilot basis in 17 provinces and autonomous regions. As part of the reforms, in 2016, the State Council dispatched central environmental inspection teams made up of ministerial level officials to 15 provincial areas, including Beijing, Shanghai and Guangzhou, to monitor local conditions and encourage provincial governments to fulfill their environmental protection responsibilities, resulting in disciplinary actions against a number of government officials and the imposition of fines for environmental violations. In addition, in February 2017, China’s Environment Minister announced a month-long special inspection on air quality across Beijing and Tianjin municipalities and Hebei, Shanxi, Shandong and Henan provinces to check on the implementation of pollution control measures by both local governments and companies. On April 10, 2017, the Ministry of Environmental Protection issued its 13th Five Year Plan for National Environmental Protection Standards. The Plan calls for the amendment of existing environmental protection standards and the implementation of new environmental protection standards, including in relation to air quality and pollution emission control, environment detection and basic environment standards and environmental management standards. On November 15, 2018, the MEE announced that the Chinese government would implement a system that localizes environmental monitoring, supervision, and law enforcement activities below the provincial level under the supervision of environmental protection authorities at higher levels of government. China’s 14th Five Year Plan covering the years 2021 to 2025, which was formerly adopted at the National People’s Congress in Beijing in March 2021, seeks to reduce energy consumption (in terms of GDP per unit of energy) by 13.5% and carbon emissions by 18% by 2025, and also commits the government in broad terms to formulate an action plan for peaking carbon dioxide emissions before 2030 and to anchor efforts to achieve carbon neutrality by 2060. In the 14th Five Year Plan, China also seeks to boost the share of non-fossil sources in its energy mix to around 20% by 2025. Although a series of policy and reform measures have been formulated to create a sustainable environment for the rapid growth of the energy saving and environmental protection industry, there is no assurance that these measures will be successful. We cannot assure you that the Chinese government will not change its policies in the future. Such policy changes may de-emphasize the use of diesel engines and encourage increased use of cleaner energy alternatives, and any such changes will adversely affect our financial condition, results of operations, business or prospects. The government incentive schemes have, from time to time contributed to an increase in our engine sales in the past. However, since government incentive schemes may be changed from time to time, there can be no assurance that sales of our engines will continue to grow at the same compound annual growth rate for the last ten years as in the past or at all.

Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.

We own 76.4% of the outstanding shares of Yuchai, and one of our primary sources of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber Investments Limited, or Coomber, entered into the Reorganization Agreement in April 2005, as amended in December 2005 and November 2006, and agreed on a restructuring plan intended to be beneficial to our shareholders. In June 2007, we, along with Yuchai, Coomber and the GY Group, entered into the Cooperation Agreement. The Cooperation Agreement amends certain terms of the Reorganization Agreement and, as so amended, incorporates the terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the GY Group to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million that was due from Yuchai. For more information on these agreements see “Item 4. Information on the Company — History and Development.” No assurance can be given as to when the business expansion requirements relating to Yuchai as contemplated by the Reorganization Agreement and the Cooperation Agreement will be fully implemented, or that implementation of the Reorganization Agreement and the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.

In addition, the Reorganization Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. One of the goals of this business expansion and diversification plan is to reduce our financial dependence on Yuchai. Subsequently, we acquired strategic stakes in HLGE and TCL (which we have since substantially divested). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” Nonetheless, no assurance can be given that we will be able to successfully expand and diversify our business. We may also not be able to continue to identify suitable acquisition opportunities, secure funding to consummate such acquisitions or successfully integrate such acquired businesses within our operations. Any failure to implement the terms of the Reorganization Agreement and Cooperation Agreement, including our continued expansion and diversification, could have a material adverse effect on our financial condition, results of operations, business or prospects. Additionally, although the Cooperation Agreement amends certain provisions of the Reorganization Agreement and also acknowledges the understandings that have been reached between us and the GY Group to jointly undertake efforts to expand and diversify the business of Yuchai, no assurance can be given that we will be able to successfully implement those efforts or as to when the transactions contemplated therein will be consummated.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ended December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective for the financial years ended December 31, 2012 to 2020. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting for the financial years ended December 31, 2012 to 2020.

We cannot assure you that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations, which in turn could cause our shares to be delisted or suspended from trading on the New York Stock Exchange (“NYSE”). In addition, any such failure could result in material misstatements in our financial statements and require us to restate our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

We depend on and expect to continue to depend on the Dongfeng Group for a significant percentage of our sales.

Our sales are concentrated among the Dongfeng Group, which includes Dongfeng Automobile Co., Ltd., one of the largest automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with Dongfeng Automobile Co., Ltd. In 2020, sales to the Dongfeng Group accounted for 29.2% of our total revenue, of which sales to our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Special Truck Company of Dongfeng Commercial Vehicle Xinjiang Co., Ltd., accounted for 12.9% and 4.2%, respectively. In 2020, our sales to our top five customers, including the Dongfeng Group, accounted for 46.6% of our total revenue. Although we consider our relationship with the Dongfeng Group and the other top four customers to be good, the loss of one or more of the companies within the Dongfeng Group as a customer or any one of our other top four customers whether singly or combined together would have a material adverse effect on our financial condition, results of operations, business or prospects.

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

The diesel engine industry in China is highly competitive. We compete with many other China domestic companies. Some of our competitors have formed joint ventures with or have technology assistance relationships with foreign diesel engine manufacturers or foreign engine design consulting firms and use foreign technology that is more advanced than ours. We expect competition to intensify as a result of:

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

China vehicle industry is experiencing changes under the Chinese government’s initiatives and preferential policies to develop energy saving and new energy vehicles. It may lead to decrease in demand for our engines affecting our market share and profitability.

The Chinese government has promoted the development of energy saving and new energy vehicles, or NEVs, for the Chinese vehicle industry through its policy actions in the past. NEVs are defined as vehicles powered by alternative sources of energy instead of fossil fuel-powered engines, such as the diesel and natural gas engines that we produce. NEVs include hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles.

The Chinese government’s policies have set specific industrialization goals for NEVs and plug-in hybrid vehicles, in terms of annual and cumulative production and sales. The Chinese government has issued a series of supporting subsidies and preferential policies to support the NEVs industry in a holistic manner. This subsidy scheme resulted in increased sales of electric-powered commercial vehicles in China in the past. The subsidies were most recently extended in January 2021 through the end of 2022, although the subsidy amount was reduced. Since December 2016, China has gradually reduced subsidies for NEVs as part of a general shift for China’s commercial vehicle market from being “policy-driven” to “market-driven”, while still emphasizing accelerated growth of the NEVs industry in the future. Industry expects total NEVs sales in the 14th Five Year Plan period to reach 10 million units. The development of NEVs has mainly affected the combustion bus engine sales volume in China and as a result, our share of the bus market has also gradually decreased over the years.

If the market for electric-powered vehicles continues to develop or develops more quickly than we expect, the additional competition resulting from the growing NEV development could reduce demand for our engines as Yuchai does not produce any full electric power system, which could adversely affect our business, financial condition, results of operations and prospects. For information on Yuchai’s new energy products, see “Item 4. Information on the Company – Business Overview – Products and Product Development – New Energy Products”.

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

We have entered into several joint ventures in order to expand our product portfolio. There can be no assurance that our joint ventures will be successful or profitable. We have recognized impairment losses in the past related to our investments in the joint ventures and may do so again in the future. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment and shareholding changes. We have entered into the following joint ventures:

•

In April 2007, Yuchai entered into an Equity Joint Venture Agreement with Zhejiang Geely Holding Group Co., Ltd (“Geely”) and Zhejiang Yinlun Machinery Company Limited to form two joint venture companies for the development, production and sale of the 4Y20 diesel engine and parts for passenger vehicles. In May 2012, Yuchai exited from the joint venture in Zhejiang Province and increased its stake in the other joint venture in Jining, Shandong Province (“Jining Yuchai”) through a share swap agreement that gave Yuchai a 70% shareholding in Jining Yuchai, with Geely maintaining its 30% shareholding. In September 2014, Yuchai divested its entire 70% shareholding in Jining Yuchai but continued to consolidate the financial results of Jining Yuchai as a result of various contractual arrangements that allowed Yuchai to exercise effective control over Jining Yuchai. In November 2017, Yuchai acquired the entire equity interest in Jining Yuchai from an independent third party pursuant to the irrevocable option to acquire the shares in Jining Yuchai granted to Yuchai. Accordingly, Yuchai continues to consolidate the financial results of Jining Yuchai. The technology for the 4Y20 diesel engine is owned by Jining Yuchai. As of December 31, 2020, the accumulated impairment loss recorded on technology know-how relating to the 4Y20 engine platform was RMB 126.7 million (US$19.6 million). See “Item 5. Impairment of long-lived assets, including goodwill and intangible assets.”

•

In August 2009, Yuchai reached an agreement with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a joint venture of China International Marine Containers Group Ltd, Chery Automobile Co., Ltd. and Shenzhen City Jiusi Investment Management Co., Ltd. to establish Y & C Engine Co., Ltd. (“Y&C”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of Y&C is the production of YC6K diesel engines. Production commenced in December 2010. Y&C has maintained production volumes of 20,000 units and above since 2017. In 2020, its production and engine sales reached 32,000 due to strong demand in the heavy-duty truck and trailer markets. Y&C has upgraded the YC6K engine to be National VI emission standards compliant.

•

On February 19, 2016, we announced that Yuchai had entered into an agreement with MTU Friedrichshafen GmbH (“MTU”). a subsidiary of Rolls-Royce Power Systems, to set up a 50-50 joint venture, for the production, under license from MTU, of MTU diesel engines in China. The joint venture entity, MTU Yuchai Power Company Limited, was incorporated on January 18, 2017 and is based at Yuchai’s primary manufacturing facilities in Yulin. The joint venture produces MTU Series 4000 diesel engines compliant with Tier-3 emission standards and power outputs ranging from 1,400 to 3,490 kW, primarily for the Chinese off-highway market, in particular for power generation and oil and gas applications. On April 9, 2018, the joint venture announced the launch of its first MTU Series 4000 engines produced in China. In 2020, MTU Yuchai engine production increased to 200 units, and engine sales reached 250 units.

•

On August 28, 2018, we announced that a Yuchai subsidiary had entered into an agreement with Eberspaecher Exhaust Technology International GmbH (“Eberspaecher”) to set up a joint venture to develop, produce and market new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery to meet the National VI emission standards. The joint venture entity, Eberspaecher Yuchai Exhaust Technology Co., Ltd., was incorporated on December 5, 2018, with Eberspaecher and the Yuchai subsidiary holding 51% and 49% interests, respectively. The joint venture commenced trial production in late 2019 and continued to ramp up production in 2020. Additional production lines were installed in 2020 in order to increase designed capacity in 2021.

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

There can be no assurance that a sustainable market for natural gas vehicles will develop in China or in other countries around the world or that our initiative to increase our market share in the natural gas engine market will be successful or profitable. For example, in 2016, our sales of natural gas engines continued to decline primarily due to increased demand for electric-powered vehicles and a reduction in oil prices, while the demand for gas engine trucks in 2017 saw a recovery. Although the demand for natural gas engines slowed down in 2018 due to a reduction of government incentives, demand for gas engine trucks in the fourth quarter of 2018 increased due to restrictions imposed on the operation of diesel engine trucks in certain harbors and terminals in the northern region of China. In 2019, the demand for gas engines remained strong due to the implementation of the National VI emission regulations for on-road gas engine vehicles, effective on July 1, 2019. The new regulations triggered additional demand in the gas engine heavy-duty truck market, benefiting from the lower fuel and operating costs of gas engines compared to the National VI diesel engines. In 2020, the demand for gas engine driven vehicles decreased due to an increase in natural gas prices, which increased the total operation costs for trucks and buses.

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

In 2018, Yuchai recorded engine sales of 375,731 units. In 2019, engine sales were 376,148 units, a 0.1% increase compared with 2018. In 2020, engine sales were 430,320 units, a 14.4% increase compared with 2019. We cannot assure you that we will be able to maintain or increase engine sales in the future. For example, we may not be able to maintain or increase our engine sales or revenue commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.” In addition, we cannot assure you that we will be able to properly manage any future growth, including:

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

We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including the results of our operations, financial condition and cash flow, economic, political and other conditions in China, the Chinese government’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. The Chinese government’s March 2019 Work Report recommended that to alleviate difficulties in obtaining financing and reduce borrowing cost of businesses, China’s central bank should make use of quantitative and pricing measures such as expanding credit delivery and lowering loan costs. Accordingly, the PBOC lowered bank reserve requirement ratios in 2019, and further lowered its benchmark one-year Loan Prime Rate to 3.85% in 2020. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may adversely affect our business, financial condition, results of operations and prospects.

We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.

We may use borrowings from time to time to supplement our working capital requirements and to finance our business expansion and diversification plan. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollar, Singapore dollar or Renminbi. In 2013, Yuchai issued the first tranche of RMB-denominated three year unsecured medium-term notes (“MTNs”) in China amounting to RMB 1.0 billion upon the receipt of approval from NAFMII, at an annual interest rate of 4.69%. The MTNs matured on May 30, 2016. In April and September 2015, Yuchai issued two tranches of ultra-short-term bonds (“USTB”) amounting to a total of RMB 800 million at interest rates of 4.9% and 3.9% which matured on May 9, 2015 and June 13, 2016, respectively. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

In 2015, there were significant reductions in interest rates for bank loans in China. For example, the interest rate varied between 5.6% and 4.35% in 2015 which affected our cost of funding and bill discounting, and the results of our operations. In addition, following a period of unusually low interest rates, the U.S. Federal Reserve raised its benchmark interest rate in 2016 and 2017. In 2020, the U.S. Federal Reserve set the new benchmark on the interest rate range between 0% and 0.25% in response to the global economic slowdown triggered by the COVID-19 pandemic, and has also since announced that it intends to keep to the target range through the end of 2023. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects.

Our financial condition, results of operations, business or prospects could also be adversely affected by a devaluation of the Renminbi. The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments.

From December 31, 2016 to December 31, 2020, the Renminbi appreciated about 6.0% against the US dollar. From December 31, 2016 to December 31, 2020, the Singapore dollar appreciated about 8.6% against the US dollar. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollar and other currencies could have an adverse effect on our business, financial condition and results of operations.

If China’s inflation increases or the prices of energy, raw materials or components increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China had, in the past, been accompanied by periods of high inflation. The Chinese government had implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. According to the National Bureau of Statistics, the annual inflation rate for 2017, 2018, 2019 and 2020 was 1.6%, 2.1%, 2.9% and 2.5%, respectively, below the 3.0% target set by the Chinese government. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations. We have also been adversely impacted by increases in raw material costs. For example, our gross margin decreased to 15.5% for the year ended December 31, 2020, as compared with 17.2% for the year ended December 31, 2019 due in part to higher raw material costs. The implementation of National VI and Tier-4 emission standards may also reduce the supply or increase the price of components for our engines which are compliant with National IV, National V, Tier-2 and/or Tier-3 emission standards, which could in turn increase our production costs or reduce our inventory of engines available for export.

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

On June 28, 2018, the MEE released the final rule for the National VI emission standards for heavy-duty vehicles according to which the National VI standards are being implemented in two phases. National VI(a) has taken effect on July 1, 2019 for new gas-powered heavy-duty vehicles (“HDVs”), and has taken effect on July 1, 2020 for new urban HDVs, and will take effect on July 1, 2021 for the remaining new HDVs. National VI(b) has taken effect on January 1, 2021 for new gas-powered HDVs, and on July 1, 2023 for all new HDVs. When fully implemented, National VI will require all new HDVs sold in China to meet the standards. Several provincial-level regions including Beijing, Shanghai, Tianjin, Hebei Province and Guangdong Province started implementing the National VI vehicle emission standards in mid-2019 ahead of schedule. Yuchai produces diesel engines compliant with National IV and National V emission standards and natural gas engines compliant with National V emission standards, and also has the ability to produce diesel and natural gas engines compliant with National VI emission standards and develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency.

Yuchai also produces diesel engines compliant with both Tier-2 and Tier-3 emission standards for use in off-road machinery. Given the Tier-3 emission standards were implemented nationwide in late 2016, Yuchai has reduced production volumes of the Tier-2 engines, except for export sales outside of China. In December 2020, the MEE announced the approval of Tier-4 emission standards and any off-road machinery (below 560 kW) that does not comply with Tier-4 emission standards is prohibited from production, import and selling in China from December 1, 2022.

While Yuchai produces diesel engines compliant with the current emission standards in both the off-road and on-road markets, Yuchai may be required to increase its research and development expenditures in order to meet the increasingly stringent emission standards, and there can be no assurance that Yuchai will be able to comply with applicable emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations. In addition, if environmental regulations, including electric vehicle energy consumption standards and vehicle emission standards, become significantly stricter in other markets where our engines are sold, it could adversely affect demand for our engines, which in turn could materially and adversely affect our business, financial condition, results of operations, and prospects.

New National VI and Tier-4 emission standards for diesel engines manufactured in China may adversely affect our operations.

The manufacture of our engines is heavily regulated by governmental authorities, including the MEE. National VI and Tier-4 emission standards have adopted the latest internal combustion engine manufacturing technologies in China that Yuchai had to develop and build up anew. These new emission standards impose a whole series of stringent emission tests, not only in the manufacturing processes but also ongoing emission tests on the road after engine installation by a remote emission monitoring system or other monitoring systems.

In addition to regulatory requirements, many of our engines involve technically complex manufacturing processes and require a supply of highly specialized engine component parts. For some products and component parts, we may also rely on a single source of supply. The combination of these factors means that supply is never guaranteed. Like some of our competitors, we may face manufacturing issues from time to time. If we or our third party suppliers fail to comply fully with regulations, then there could be a product recall or other shutdown or disruption of our production activities. There can be no assurance that we will not experience supply interruptions for our products in the future. The implementation of National VI and Tier-4 emission standards may also reduce the supply or increase the price of components for our engines compliant with National IV, National V, Tier-2 and/or Tier-3 emission standards, which could in turn increase our production costs or reduce our inventory of engines available for export.

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

Political tensions between the U.S. and China have also escalated in recent times. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. There have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

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

The amount of our insurance coverage for our buildings and equipment is at cost which could be less than replacement value. The amount of our insurance coverage for our inventory is at book value which could be less than replacement value. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure high risk assets, such as certain property and equipment with high value. The amount of our insurance coverage of our facilities and inventory is in line with Chinese market practice but may expose us to risks in the event of a major accident where our insurance recovery may be inadequate. We also carry public liability insurance to cover claims in respect of bodily injury and property damage to any third party arising from accidents on our property or relating to our operations. We do not carry business interruption insurance as such coverage is not customary in China. From time to time, we will review the adequacy of our insurance coverage. Nevertheless, losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

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

As an exempted company incorporated under Bermuda law, our operations may be subject to economic substance requirements.

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

We engaged EY Corporate Advisors Pte Ltd (“EY CA”) to advise us on the implications of economic substance laws in Bermuda and other major offshore jurisdictions of the Cayman Islands and the British Virgin Islands for our Company. Upon consideration of EY CA’s advice with respect to the Bermuda economic substance legislation, and having considered the Company’s current presence and substance in Singapore through our Singapore Branch office, our Board of Directors approved a proposal in February 2020 for the Company to establish its tax residency in Singapore. In November 2020, the Inland Revenue Authority of Singapore, or “IRAS”, responded with a written confirmation that the Company is a tax resident in Singapore for Singapore income tax purposes for calendar year 2020. The tax residency status of a company is to be determined on a yearly basis. Going forward, we will be considered a Singapore tax resident company for a particular Year of Assessment if the control and management of our business is exercised in Singapore for the preceding calendar year. Given that the Singapore tax residency status is determined by the IRAS on a yearly basis, we are currently unable to confirm that the Company will be considered by the IRAS to be a Singapore tax resident. If the Company is not a tax resident of a jurisdiction outside of Bermuda (other than a jurisdiction which is on the EU list of non-cooperative jurisdictions for tax purposes), we may be subject to Bermuda’s Economic Substance Act, Economic Substance Regulations and/or any new economic substance regulations adopted in Bermuda. We may be subject to penalties if the Company or any of its subsidiaries fail to comply with the applicable economic substance laws.

Risks relating to China

Changes in China’s political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our assets are located in China, and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from many other countries in certain respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Our investment in Yuchai or elsewhere in China, are subject to PRC regulations. The PRC Foreign Investment Law, or the FIL, adopted on March 15, 2019 is the legal foundation governing us, a foreign investment enterprise, or the FIE. The FIL grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The FIL provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. There are uncertainties with respect to interpretation and implementation of the FIL and relevant regulations, which may impact our current corporate governance practice and increase our compliance costs. For instance, we may be required to adjust the organizational form and corporate governance for certain of our PRC foreign-invested subsidiaries as required by any further implementing rules of the FIL. In addition, the FIL imposes information reporting requirements on foreign investors and foreign invested enterprises.

On December 19, 2020, with the approval of the State Council, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, issued the Measures for the Security Review of Foreign Investments, or the 2021 Security Review Measures, which took effect on January 18, 2021, with an intent to regulate foreign investments which raise “national defense and security” or “national security” concerns. Under the 2021 Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. In the future, if we grow our business by acquiring complementary businesses that are within the scope of the 2021 Security Review Measures, complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the applicable authorities may delay or inhibit our ability to complete such transactions. It is unclear whether our business operates in an industry that raises “national defense and security” or “national security” concerns. If future interpretations or guidances issued by the NDRC and/or MOFCOM determine that our business is in an industry subject to the security review, our business operations and activities in China may be adversely affected.

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

Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the “over-the-counter” trading market in the U.S.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States, is registered with the PCAOB. As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with relevant U.S. laws and professional standards. Our auditor engages its China-based affiliate to audit our China entities and China is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. In addition, whether the PCAOB will be able to conduct inspections of the China-based affiliate of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. These uncertainties could cause the market price of our shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our shares. Moreover, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially adversely affect our business, financial condition and prospects. We continue to monitor the implementation of the HFCAA and related developments, which remain uncertain as of the date of this Annual Report.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty was subject to the pending review of the SEC Commissioner. On February 6, 2015, prior to the SEC Commissioner’s scheduled review, the firms reached a settlement with the SEC. Under the settlement, the SEC agreed that its future requests for the production of documents would normally be made to the CSRC. The firms would receive matching requests under Section 106 of the Sarbanes-Oxley Act, and are required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future non-compliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against the firm, or in extreme cases, the resumption of the current proceeding against all four “big four” accounting firms.

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

Risks relating to our investment in HLGE

The HLGE group operates Copthorne Hotel Cameron Highlands (“CHCH”), a hotel in Cameron Highlands, Malaysia. As of February 28, 2021, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.

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

The HLGE group’s financial performance is dependent on the performance of the hotel it operates. The HLGE group’s hotel ownership and management business are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:

•

a decrease in occupancy rates as a result of a prolonged recovery of the hospitality, tourism and travel industries from the COVID-19 pandemic, and future outbreaks of communicable diseases (see “Item 3. Key Information — Risk Factors — Risks Relating to China — Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations.”);

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

•	fluctuations in foreign currencies arising from the HLGE group’s various currency exposures;

•	dependence on leisure travel and tourism; and

•	adverse effects of a downturn in the hospitality industry, including the impact due to the COVID-19 pandemic.

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

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the capital of TCL through VDL. We have since divested the majority of our interest in TCL and as of December 31, 2020, we had a 2.33% interest in the outstanding ordinary shares of TCL, which has further reduced to 2.02% as of February 28, 2021. See “Item 3. Key Information – Selected Financial Data – Relating to our interest in TCL.”

•

In February 2006, we acquired debt and equity securities in HLGE through two wholly-owned subsidiaries. Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which has remained unchanged as of February 28, 2021.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.

We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•

As of February 28, 2021, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in Malaysia.

•

As of February 28, 2021, through our wholly-owned subsidiary, VDL, we had a 2.02% equity interest in TCL. The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

For more details on our investments in HLGE and TCL, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

Since January 1, 2020, there have been no public takeovers by third parties in respect of our shares, and we have not made any public takeovers in respect of other companies’ shares.

Yuchai

Yuchai engages in the manufacture, assembly and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, and marine and agriculture applications in China. Yuchai also produces engines for diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto original equipment manufacturers (“OEMs”), agents and retailers and provides maintenance and retrofitting services throughout China.

Yuchai was founded in 1951. Prior to 1984, Yuchai was a small producer of low-power diesel engines for agricultural machinery. In 1984, Yuchai introduced the earliest model of its YC6J diesel engine for medium-duty trucks. In July 1992, in order to raise funds for further expansion, Yuchai was restructured into a joint stock company. As a result of this restructuring, Yuchai was incorporated as a joint stock company in July 1992 and succeeded the machinery business of Yulin Diesel. All of Yulin Diesel’s businesses, other than its machinery business, as well as certain social service related operations, assets, liabilities and employees (for example, cafeterias, cleaning and security services, a hotel and a department store), were transferred to the GY Group. The GY Group also became the majority shareholder of Yuchai through its ownership stake of approximately 104 million shares of Yuchai, or GY Group Shares. In connection with its incorporation, Yuchai also issued seven million shares to various Chinese institutional investors, or Legal Person Shares.

In May 1993, in order to finance further expansion, Yuchai sold shares to the Company. Our initial shareholders, consisting of HL Technology, Sun Yuan Overseas (BVI) Ltd., or Sun Yuan BVI, the Cathay Investment Fund, Limited, or Cathay, GS Capital Partners L.P., or GSCP, and Coomber, then a wholly-owned subsidiary of China Everbright Holdings and, thus, controlled by China Everbright International Limited, or China Everbright International, made their initial investments in Yuchai in May 1993, when their respective wholly-owned subsidiaries purchased for cash in the aggregate 200 million newly-issued shares of Yuchai (51.3% of the then-outstanding shares of Yuchai). These shareholders exchanged with the Company their shareholdings in their wholly-owned subsidiaries, six companies which held Foreign Shares of Yuchai, for 20 million shares of our Common Stock (after giving effect to a 10-for-1 stock split in July 1994, or the Stock Split). In connection therewith, Yuchai became a Sino-foreign joint stock company and became subject to the laws and regulations relating to joint stock limited liability companies and Sino-foreign joint venture companies in China. Foreign Shares may be held by and transferred to non-Chinese legal and natural persons, subject to the approval of the Ministry of Commerce, the successor entity to the Ministry of Foreign Trade and Economic Cooperation of China, or MOFTEC. Foreign Shares are entitled to the same economic rights as GY Group Shares and Legal Person Shares. GY Group Shares are shares purchased with state assets by government departments or organizations authorized to represent state investment. Legal Person Shares are shares purchased by Chinese legal persons or institutions or social groups with legal person status and with assets authorized by the state for use in business.

In November 1994, we purchased from an affiliate of China Everbright Holdings 78,015,500 Foreign Shares of Yuchai in exchange for the issuance of 7,801,550 shares of our Common Stock (after giving effect to the Stock Split), or the China Everbright Holdings Purchase. The 78,015,500 Foreign Shares of Yuchai held by Earnest Assets Limited, a subsidiary of China Everbright Holdings and China Everbright International before its sale to us had been originally issued as Legal Person Shares and GY Group Shares and were converted to Foreign Shares, pursuant to approvals granted by MOFTEC. As a result, the Company became the owner of each of these six companies: Hong Leong Technology Systems (BVI) Ltd., Tsang & Ong Nominees (BVI) Ltd., Cathay Diesel Holdings Ltd., Goldman Sachs Guangxi Holdings (BVI) Ltd., Youngstar Holdings Limited and Earnest Assets Limited.

In December 1994, we sold 7,538,450 shares of Common Stock in our initial public offering and used substantially all of the proceeds to finance our six wholly-owned subsidiaries’ purchase of 83,404,650 additional Foreign Shares in Yuchai.

In connection with our purchase, through our six wholly-owned subsidiaries, of additional Yuchai Shares with proceeds of our initial public offering, Yuchai offered additional shares pro rata to its other existing shareholders (30 shares for each 100 shares owned) in accordance with such shareholders’ pre-emptive rights, and each of our subsidiaries was able to acquire these additional Foreign Shares in Yuchai. Such pro rata offering (including the offering to the Company) is referred to herein as the “Yuchai Offering.” Certain Legal Person shareholders subscribed for additional shares in the Yuchai Offering. The GY Group informed Yuchai at the time that it would not subscribe for any of its portion of Yuchai Shares (31,345,094 shares) in the Yuchai Offering. In order to obtain MOFTEC’s approval of the Yuchai Offering, the GY Group was given the right by Yuchai’s Board of Directors to subscribe for approximately 31 million shares of Yuchai at a price of RMB 6.29 per share at any time prior to December 1998. This was because provisional regulations of the State Administration Bureau of State Property, or SABSP, and the State Committee of Economic System Reform, or SCESR, published in November 1994, imposed on any holder of state-owned shares certain obligations to protect its interest in any share offering. Under such regulations, the GY Group could have been required to subscribe for Yuchai Shares in the Yuchai Offering. Yuchai’s shareholders subsequently agreed to extend the duration of such subscription right to March 31, 2002 (the exercise of which would have reduced our ownership of Yuchai from 76.4% to 71.7%). The GY Group informed the shareholders of Yuchai that it had determined not to subscribe for additional Yuchai Shares and this determination was noted by the Yuchai Board of Directors on November 1, 2002. However, given the November 1994 provisional regulations of the SABSP and the SCESR, the SABSP, the SCESR and/or the Ministry of Commerce may take action against the GY Group, and there can be no assurance that any such action would not, directly or indirectly, have a material adverse effect on Yuchai or the Company.

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

Yuchai produces diesel engines compliant with the National V and National VI emission standards and natural gas engines compliant with the National V and National VI emission standards as well as develop alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. In October 2010 and October 2014, China officially implemented the Tier-2 and Tier-3 emission standards nationwide, respectively. Strict enforcement of the Tier-3 emission standards was implemented nationwide on December 1, 2016. The Tier-4 emission standards were implemented in Beijing and Shenzhen on January 1, 2015 and October 1, 2015, respectively. Yuchai is able to produce diesel engines compliant with both the Tier-2 and Tier-3 emission standards for use in off-road machinery. As distribution of the Tier-2 compliant diesel engines is prohibited in China with effect from October 1, 2015, Yuchai has reduced production of such engines but continues to produce such engines solely for export from China. In December 2020, MEE announced the approval of the Tier-4 emission standards, and any off-road machinery (below 560 kW) that does not comply with the Tier-4 emission standards is prohibited from production, import and selling in China from December 1, 2022.

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

Yuchai intends to improve its competitiveness across all current engine platforms, including light-, medium- and heavy-duty engines. Yuchai is focusing on higher emission standard engines. We have developed and commenced production of these high emission standard engines prior to the implementation dates for such standards in China. In 2018, Yuchai established a new subsidiary, Guangxi Yuchai Exhaust Technology Co., Ltd., to design, produce and sell exhaust emission control systems to meet National VI standards.

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

In November 2019, Yuchai announced that its 71.8%-owned subsidiary, Guangxi Yuchai Machinery Monopoly Development Co., Ltd. registered in Vietnam a wholly-owned business enterprise, Vietnam Yuchai Machinery Services Co., Ltd., to facilitate the greater market penetration of the Vietnamese market with Yuchai’s products and services. This new subsidiary provides wholesale and retail distribution, technical advisory and consulting, engine maintenance and repair services.

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

For more information, see “Products and Product Development —Yuchai — New Energy Products”.

In October 2018, Yuchai introduced the below 10 new engine models compliant with the Tier-4 emission standards for industrial and agricultural off-road applications, which are YCA05, YCA07, YCA08, YCF36 (2 models), YCK09, YCK11, YCK13, YCK15 and YCTD20. Our YCA05 and YCA08 engine models have passed the Tier-4 emission regulations certification in February 2021, and the remainder of these products are in the development stage and are subject to performance testing and trial run at OEM vehicles and machineries. Due to the delayed implementation of the off-road Tier-4 emission regulations, these engines are expected to be available for commercial delivery in late 2021. Certain details of these products are set out below.

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

Series
Truck

YC4D, YC4E, YC4FA, YC4FQ, YC4DN, YC4S, YC6A, YC6J, YC6JN, YC6K, YC6K13, YC6KN, YC6L, YC6MK, YC6MKN, YC6LN, YCS04, YCS06, YCK05, YCK08, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCK15, YCA07N, YCY20, YCY24, YCY30, YCS04N, YCK15N, YCA07N

Bus

YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YC6LN, YC6K, YC6KN, YC6A, YC4G, YC4GN, YC4E, YC4EG, YC4D, YC4DN, YC4FA, YC4FQ, YC4S, YCS04, YCS06, YCK05, YCK08, YCK09, YCK11, YCY20, YCY24, YCY30, YCS04, YCS04N

Construction	YC4A, YC4DK, YC4FA, YC4G, YC4GN, YC6B, YC6J, YC6JN, YC6G, YC6L, YC6LN, YC6A, YC6MK, YC6K, YCA05, YCA08
Agriculture	YC4A, YC4B, YC4FA, YC6A, YC4DK, YC6J, YCA05, YCA08
Marine	YC4D, YC4F, YC4FA, YC6A/6B, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC8CL, YC12VC, YC6MK
Generator-Drive	YC4R, YC4FA, YC4F, YC4D, YC6A, YC6G, YC6L, YC6LN, YC6MK, YC6MJ, YC6T, YC6C, YC6CL, YC12VC, YC12VTD, YC16VC, YC6MKN, YC6K, YC6KN
Other	YC4W, YC4Y, YC4FB

Yuchai’s existing engine products include light-, medium- and heavy-duty engines as set forth in the following table:

Series
Light Duty	YC4W, YC4Y, YC4FA, YC4FAN, YC4FB, YC4FQ, YC4S, YCY20, YCY24, YCY30
Medium Duty	YC4A, YC4B, YC4BN, YC4D, YC4DN, YC4E, YC4EG, YC4G, YC4GN, YC6A, YC6B, YC6BN, YC6J, YC6JN, YC4F, YC4R, YCK05, YCS06, YCS04, YCS04N, YCA05, YCA08
Heavy Duty

YC6G, YC6GN, YC6L, YC6LN, YC6MK, YC6MKN, YC6MJ, YC6K, YC6KN, YC6K13, YC6K13N, YC6T, YC6C, YC6CN, YC6CL, YC8CL, YC12VTD, YC12VC, YC16VC, YC6CD, YC6TD, YCK08, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCK15, YCK15N

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

Our line of 4-cylinder diesel engines consists of the following models:

•

The YCY20 engine compliant with National VI emission standards is for use in passenger vehicles, light-duty buses and pick-up trucks. It has a displacement volume of 2.17 liter and a maximum power output of 150 PS with a maximum torque of 350 N-m.

•

The YCY24 engine compliant with National VI emission standards is for use in passenger vehicles, light-duty buses and pick-up trucks. It has a displacement volume of 2.36 liter and a maximum power output of 150 PS with a maximum torque of 380 N-m.

•

The YCY30 engine compliant with National VI emission standards is for use in light-duty buses and trucks. It has a displacement volume of 2.97 liter and a power range of 150-180 PS with a maximum torque of 460 N-m.

•

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

•

The YC4FB engine is a 4-cylinder 2.488 liter engine rated at 90 to 130 PS for light duty vehicle such as light-duty bus and pick-up truck applications. The engine is designed to comply with National V emission standards with electronic controlled fuel combustion system.

(b)	6-Cylinder Diesel Engines

National VI emission standards compliant diesel engines

•

The YCS06 engine compliant with National VI emission standards is for use in medium-duty trucks, coaches and buses. It has a displacement volume of 6.23 liter and a maximum power output of 260 PS with a maximum torque of 1000 N-m.

•

The YCK05 engine compliant with National VI emission standards is for use in medium-duty trucks, coaches and buses. It has a displacement volume of 5.1 liter and a maximum power output of 230 PS with a maximum torque of 870 N-m.

•

The YCK08 engine compliant with National VI emission standards is for use in medium-duty and special purpose trucks, highway coaches and buses. It has a displacement volume of 7.7 liter and a maximum power output of 350 PS with a maximum torque of 1400 N-m.

•

The YCK09 engine compliant with National VI emission standards is for use in medium to heavy-duty trucks, highway coaches and buses. It has a displacement volume of 9.41 liter and a maximum power output of 380 PS with a maximum torque of 1800 N-m.

•

The YCK11 engine compliant with National VI emission standards is for use in heavy-duty trucks and trailers, highway coaches and buses over 10 m in height. It has a displacement volume of 10.84 liter and a maximum power output of 460 PS with a maximum torque of 2200 N-m.

•

The YCK13 engine compliant with National VI emission standards is for use in heavy-duty trucks and trailers, and highway coaches. It has a displacement volume of 12.94 liter and a maximum power output of 560 PS with a maximum torque of 2500 N-m.

YC6J Diesel Engines

The YC6J medium-duty engine is a 6-cylinder, four-stroke engine that offers up to 230 PS. It was historically Yuchai’s primary product and was principally installed in medium-duty trucks. Yuchai believes that its YC6J engine has a reputation for fuel efficiency, low noise levels, firm uphill traction and reliability.

The hybrid YC6J engine was launched in 2010 for use in public buses. The YC6J National V compliant 6.5 liter, 6-cylinder, 132 to 180 kW, 2500 rpm diesel engine uses BOSCH electronic controlled high-pressured common-rail fuel injection technology. These engines are suitable for use in coaches of 8 to 11 meters in length.

Yuchai has also developed YC6J natural gas variants, including both compressed natural gas (“CNG”) and liquefied natural gas (“LNG”) systems, using similar major components as diesel engines. The natural gas versions complement the current diesel engine lines used in public buses enabling a reduction in emissions. The YC6J is also developed to work with battery-powered motors in hybrid buses which will help to reduce fuel consumption and emissions.

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

YC6A and YC6B Diesel Engines

Yuchai’s YC6A and YC6B medium-duty engines offer improved overall performance compared to the YC6J engine, principally because of greater horsepower, increased reliability and improved acceleration.

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

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models: YC4DN, YCS04N, YCK05N, YCA07N, YC6JN, YC6GN, YC6LN, YC6MKN, YCK08N, YCK11N, YCK13N and YCK15N ranging from 120 to 560 hp. Among these engines, YCS04N, YCK05N, YCK08N, YCK11N, YCK13N and YCK15N are natural gas engines compliant with National VI emission standards.

Diesel Power Generators

Yuchai has a history of more than 40 years for producing the diesel generator set, with wide application in the civil and marine sectors. Yuchai produces diesel power generators which are primarily used in the baseload and standby power generation application. The diesel power generators offer a rated power of 24 to 160 kilowatts. Yuchai’s diesel power generators use diesel engines from YC4FA up to YC6T as their power source. The generator set includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdowns.

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

The second-generation hybrid engine model, YCHPT II, was designed to address the growing customer demand for advanced hybrid engines. The engine adopts plug-in systems to charge the vehicles’ batteries, and it features an upgraded gearbox with an interchangeable 5-speed automatic and manual system.

The YCHPS hybrid engine compliant with National V emission standards is the latest design incorporating the YC4EG gas engine with an ISG generator. The system can be operated in buses with hybrid or full electric operating systems with an external plug-in system. The engine is designed for use in seven to ten meter coaches and buses.

(b)	Range Extender

Range extender power system combines a traditional diesel engine and an electric power system. Yuchai has launched the range extender power system for both truck and bus applications.

Range extender power system is available in two power ratings, including YCY24 engine + 65 kW electrical power and YCS04 engine + 100 kW with electrical power output.

Extended power rating is under development including YCK05+150 kW, YCA08+200 kW and YCK11+300 kW.

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

It is a high efficiency fuel cell system with design output of 40 kW and 90 kW, for both truck and bus applications. The 40 kW fuel cell system prototype has been installed on selected OEM’s medium-duty coaches for running and performance testing. The 90kW version is currently under development and Yuchai plans to have a first prototype ready by mid-2021.

Sales

In 2020, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China were approximately 3.6 million units, an increase of 23.8% compared to 2019. Yuchai’s commercial vehicle engine sales in 2020 were 273,868 units, an increase of 6.4% compared to 257,491 units in 2019. Yuchai’s total engine sales in 2020 were 430,320 units, an increase of 14.4% compared with 376,148 units in 2019.

Light-duty engine sales in 2020 were 115,389 units, or 26.8% of total unit sales, compared to 28.1% in 2019, where light-duty engine sales were 105,749 units. Medium-duty engine sales were 222,657 units, or 51.7% of total unit sales, compared to 2019 where sales were 184,467 units or 49.0% of total unit sales. Heavy-duty engine sales were 91,474 units, or 21.3% of total sales units, compared to 2019 where sales were 85,000 units, or 22.6% of total unit sales.

In 2020, Yuchai sold approximately 18,969 natural gas engine units compared with approximately 22,695 units sold in 2019. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2018, 2019 and 2020:

	2018			2019			2020
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000			RMB’000			RMB’000
Light-duty engines (1)	2,481,554	15.3%	106,644	2,429,248	13.5%	105,749	2,356,168	11.5%	115,389
Medium-duty engines (2)	5,537,164	34.2%	192,512	5,583,982	31.1%	184,467	6,626,629	32.2%	222,657
Heavy-duty engines (2)	4,934,435	30.4%	75,600	6,189,934	34.4%	85,000	6,725,312	32.7%	91,474
Other products and services(3)	3,257,314	20.1%	975	3,777,140	21.0%	932	4,849,551	23.6%	800

	16,210,467	100.0%	375,731	17,980,304	100.0%	376,148	20,557,660	100.0%	430,320

Notes:

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets and others.

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

As of December 31, 2020, Yuchai’s total technical production capacity was approximately 626,000 units, which is the same as in 2019, based on a 2.5 shift five-day week at 80% utilization rate. To comply with the National VI emission regulations implementation schedule, Yuchai has invested to build additional capacity tailored for National VI engines assembly, which is running in parallel with the existing National V production line until commencement of full enforcement of the National VI(a) regulations by July 2021.

In 2020, we sold 430,320 units, of which 420,635 units were produced at Yuchai’s Yulin facility, and the remaining units sold were produced by our joint venture company, third party manufacturers and taken from existing inventory.

The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for the years ended December 31, 2018, 2019 and 2020:

	2018		2019		2020
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	103,640	30.5%	104,722	30.4%	118,430	28.1%
Medium-duty engines (2)	169,637	49.9%	175,677	51.0%	220,465	52.4%
Heavy-duty engines (2)	66,110	19.5%	63,885	18.5%	81,547	19.4%
Power generator sets	413	0.1%	434	0.1%	193	0.1%

	339,800	100.0%	344,718	100.0%	420,635	100.0%

Notes:

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.

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

Yuchai has progressively reduced its reliance on imported parts and components in recent years, in part due to an increasing number of international suppliers having local manufacturing and logistics capabilities in China. For instance, Yuchai’s fuel combustion equipment and its electronic control systems are purchased from the local factory of an international supplier operating in China.

Engine Block

Yuchai cast and molded more than 374,000 units of engine blocks in 2020 representing a large portion of its engine blocks used in production.

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

In 2018, research and development efforts were mainly for research and development of new engines compliant with the more stringent National VI and Tier-4 emission standards that are to be implemented over the next few years. In 2019, Yuchai’s research and development efforts were mainly related to National VI engine testing and calibration to support domestic vehicle OEMs who had installed Yuchai engines in their National VI vehicles. The development of Tier-4 emission compliant engines is on-going and the prototype engines are in preparation for delivery. In 2020, Yuchai’s research and development efforts were mainly related to National VI emission standards compliant engine testing and calibration, to support domestic commercial vehicle OEMs on the launch of new emission regulation-compliant vehicles. Yuchai’s development of Tier-4 emission compliant engines is on-going and it is starting to deliver the prototype engines to selected off-road machinery OEMs. In addition, Yuchai launched two range extender power systems of 65 kW and 100 kW rating for new energy vehicles. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — New Energy Products” for more details.

As a result of its research and development efforts, Yuchai has a large patents portfolio with over 3,000 patents registered in China as of December 31, 2020. The types of patents that Yuchai has registered are invention patents, utility model patents and design patents. The term of patent protection is 10 or 20 years from the filing date depending on the type of patent registered.

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

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes the majority of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 606 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems.

Yuchai promotes its products primarily through exhibitions, internet, social media, outdoor sign boards, and advertisements in newspapers and industry journals. In October 2019, Yuchai participated in the 70th Anniversary celebration of the founding of modern China with Yuchai engines propelling vehicles in the National Day parade in Beijing.

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

Yuchai believes that its promotional efforts are unique for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services through its 3,146 authorized customer service stations in China. The customer service stations are independently owned and are able to provide emergency services to its end-users within a 40-km radius in the central, eastern and southern parts of China.

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

Yuchai’s sales are concentrated among the Dongfeng Group, one of the largest automobile companies in China, and other major diesel truck manufacturers controlled by or affiliated with the Dongfeng Group. In 2020, sales to the Dongfeng Group accounted for approximately 29.3% of Yuchai’s total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Special Truck Company of Dongfeng Commercial Vehicle Xinjiang Co., Ltd., accounted for 17.2%. The Dongfeng Group is also a major competitor of Yuchai. Our sales to our top five customers including sales to the Dongfeng Group accounted for 46.6% of our total revenue in 2020. See “Item 4. Information on the Company — Business Overview — Competition.”

Customers’ orders with Yuchai can be cancelled either by Yuchai or its customers prior to delivery in accordance with the sales contracts. As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such credit-controlling measures will successfully control Yuchai’s trade receivables balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2020, Yuchai had net trade and bills receivables of RMB 8,092.5 million (US$1,250.5 million), representing 42.0% of our consolidated current assets.

Export Sales

Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2018			2019			2020
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	RMB ’000			RMB ’000			RMB ’000
Total Domestic Sales	16,119,896	99.4%	374,907	17,909,126	99.6%	375,230	20,502,173	99.7%	428,371
Total Direct Export Sales	90,571	0.6%	824	71,178	0.4%	918	55,487	0.3%	1,949

	16,210,467	100.0%	375,731	17,980,304	100.0%	376,148	20,557,660	100.0%	430,320

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. All of these distributors are separate legal entities in which Yuchai has no equity interest in or control over and Yuchai relies on self-reporting by these distributors in relation to their sales. In 2020, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Vietnam, Myanmar, Philippines, Ghana and Saudi Arabia. In 2019, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Myanmar, Philippines, Vietnam, Algeria and Saudi Arabia. In 2018, the top five export markets of Yuchai (in descending order) comprising both direct sales as well as sales through third-party distributors were Myanmar, Philippines, Vietnam, Laos and Cuba.

In February 2014, Yuchai appointed China Auto Caiec Ltd. (formerly known as China Automotive Industry Import and Export Co., Ltd.), a company based in China, on an exclusive basis for two years to export Yuchai’s products into Cuba. The agreement requires China Auto Caiec Ltd. to use its best efforts to export more than 1,500 units (whole engines or parts) per year. In 2020, eight engines had been sold to Cuba pursuant to this agreement, representing 0.002% of our total unit sales in 2020. The agreement was automatically renewed under its terms in February 2020 for two years.

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

Yuchai provides certain warranties for both general repairs and maintenance service. Provisions for general repairs are determined and provided at fiscal year-end based upon historical warranty cost per unit of engines sold, adjusted for specific conditions that may arise and the number of engines under warranty at each fiscal year end. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Product warranty obligations.”

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

The Dongfeng Group, which is a major competitor of Yuchai and which controls one of Yuchai’s largest competitors, is also one of Yuchai’s major customers and controls some of Yuchai’s other major customers. In 2020, sales to the Dongfeng Group accounted for 29.2% of our total revenue, of which our two largest customers, Dongfeng Liuzhou Motor Co., Ltd. and Dongfeng Special Truck Company of Dongfeng Commercial Vehicle Xinjiang Co., Ltd., accounted for 17.1% in total. Our sales to our top five customers including sales to the Dongfeng Group accounted for 46.6% of our total revenue in 2020. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, foreign diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which has further intensified competition. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The ongoing development of full electric vehicles for both the bus and truck markets in China will continue to present a source of competition for Yuchai’s engines because of the recent replacement of public transit buses, which had been a major bus engine market for Yuchai in the past, with electric vehicle buses in most cities of China.

The HLGE group

As of February 28, 2021, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.28 on February 28, 2021. The core businesses of the HLGE group are that of hospitality operations and property development.

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

Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of February 28, 2021 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

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

On March 15, 2019, a new foreign investment law was adopted in the second session of the 13th National People’s Congress (“FIL”). Upon its effectiveness on January 1, 2020, the existing Sino-Foreign Equity Joint Venture Law, the Wholly Foreign Owned Enterprise Law and the Sino-Foreign Cooperative Joint Venture Law, together with their implementation rules and ancillary regulations, have been repealed and the FIL has become the legal foundation regulating FIEs. The FIL grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. Yuchai is governed by the FIL and related implementing rules. See also “Item 3. Key Information — Risk Factors — Risks relating to China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-duty, medium-duty and heavy-duty engine models, a natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases one, two and three of a foundry and various testing and supporting facilities. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2018, 2019 and 2020, Yuchai’s total production capacity was approximately 487,500 units, 626,000 units and 626,000 units, respectively, based on a 2.5 shift five-day week at 80% utilization rate. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Production.”

Environmental Matters

Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards feasible. On January 18, 2016, the MIIT and the Ministry of Environmental Protection required that all light petrol vehicles, light diesel buses, and heavy diesel vehicles (for the purposes of public transportation, environmental sanitation and postal services) must comply with National V emission standards from January 1, 2017. All heavy diesel vehicles and all light diesel vehicles nationwide were required to comply with National V emission standards from July 1, 2017 and January 1, 2018, respectively. In June 2018, the MEE announced that all diesel powered heavy-duty vehicles must comply with the National VI emission standards in different phases: (a) natural gas engines driven heavy-duty vehicles are required to comply with the National VI(a) emission standards from July 1, 2019, and the National VI(b) emission standards from January 1, 2021; (b) diesel engine driven municipal vehicles are required to comply with the National VI(a) emission standards from July 1, 2020, and all diesel driven heavy-duty vehicles are to comply with the National VI(a) emission standards from July 1, 2021; and (c) all diesel driven heavy-duty vehicles are required to comply with the National VI(b) emission standards from July 1, 2023. In December 2020, MEE announced the approval of Tier-4 emission standard and any off-road machinery (below 560 kW) that does not comply with the Tier-4 emission standard is prohibited for production, import and selling in China from December 1, 2022.

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

During the fiscal years ended December 31, 2018, 2019 and 2020, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

In 2020, our engine unit sales were 430,320 units compared with 376,148 units in 2019. Our truck engine unit sales increased by 17.6% in 2020 compared to 2019, led by a double digit growth in both heavy-duty truck engines and medium-duty truck engines sales. Higher engine sales were mainly due to higher economic activity in the second half of 2020 in response to the aggressive growth policies executed by the central government in China, the pre-purchase of engines compliant with the less stringent National V emission standards before the stricter National VI emission standard is implemented nationwide in 2021, and greater enforcement of anti-overloading regulations. In addition, we captured greater market share in the medium-duty truck engines segment in 2020. Our total off-road engine sales grew by 32.0% in 2020 compared to 2019, led by a large increase in unit sales to the agriculture market. Yuchai’s YCK13 diesel engine model won the first prize in the “2020 China International Truck Fuel Saving Competition”.

During 2017, as the Chinese government heavily promoted the ‘One Belt One Road’ initiative, our international business achieved growth in 2017 with over 12,000 engines shipped and installed in the Chinese buses that entered into the global market, and natural gas engine export sales grew 300% year-on-year. We received the prestigious “China’s Export Quality and Safety Demonstration Enterprise” award by the General Administration of Quality Supervision, Inspection and Quarantine. This award is the credit rating and honor for Chinese companies that sell their products internationally. In 2018, we continued to increase our international bus engines sales, and during the year 800 buses manufactured by Anhui Ankai Automobile Co., Ltd. and powered by Yuchai engines were exported to Saudi Arabia. In 2019, our export sales were 52,700 units, representing growth of 14% compared to 2018. In 2020, our export sales were 28,100 units, representing a decline of 46.7% compared to 2019, as the COVID-19 pandemic substantially reduced economic activity and the demand for commercial vehicles in various overseas markets throughout the year. We believe that international demand for our engines will rebound once the impact of the COVID-19 pandemic subsides around the world. Mass vaccinations are already underway to help curtail the future spread of COVID-19.

The pace of economic growth in China has decelerated in the recent years, with GDP declining from 6.6% in 2018 to 6.1% in 2019 and 2.3% in 2020, according to China’s National Bureau of Statistics. GDP growth in 2020 was restrained due to national lockdowns and travel restrictions in the early part of the year due to the COVID-19 pandemic. In the fourth quarter of 2020, the Chinese economy had rebounded, with GDP growing at a 6.5% rate compared to the fourth quarter of 2019.

The Chinese commercial vehicle market is a highly competitive market. According to CAAM, in 2018, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 3.1 million units, being flat compared with 2017. The truck market decreased by 1.3%, mainly attributed to a 22.3% decline in the medium-duty segment, which was partially offset by the growth of 2.7% in the heavy-duty segment. The bus market continued to weaken in 2018, resulting in a 5.3% decline in bus sales compared to 2017. In 2019, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 2.9 million units, a decrease of 4.5% compared with 2018. The truck market decreased by 4.7%, mainly attributed to a 21.7% decline in the medium-duty segment, which was partially offset by the 2.1% growth in the heavy-duty segment. The bus market continued to weaken in 2019, resulting in a 2.6% decline in bus sales compared to 2018. In 2020, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 3.6 million units, an increase of 23.8% compared with 2019. The truck market increased by 27.5% year-on-year, attributed to growth in all segments, a 38.2% increase in the heavy-duty truck segment, a 19.4% increase in the light-duty segment and a 14.2% increase in the medium-duty truck segment. The bus market continued to weaken in 2020, resulting in a 7.7% decline in bus sales compared to 2019.

The shift to more stringent emission standards in China presents a growth opportunity for us. In terms of National VI and Tier-4 emission standards development, we had introduced 14 new on-road engines compliant with National VI emission standards in January 2018 and another 10 new off-road engines compliant with Tier-4 emission standards in October 2018. In addition, in October 2018, Yuchai’s K08 model engine passed the China emission National VI(b) certification test. By the end of 2020, Yuchai had a portfolio of engines that was National VI(b) emission standards compliant, even though such emission standards are not scheduled for implementation until July 2023. Part of our growth strategy is to be among the very first companies with engines that meet or exceed these new emission standards.

In 2018, our engine sales increased by 2.4% to 375,731 units compared with 2017, which was primarily due to an increase in off-road engine sales. Our revenue increased by 0.4% to RMB 16.3 billion. In 2019, our engine sales increased by 0.1% to 376,148 units compared with 2018, which was primarily due to an increase in off-road engine sales. Our revenue increased by 10.8% to RMB 18.0 billion. In 2020, our engine sales increased by 14.4% to 430,320 units compared to 2019, which was mainly due to higher engine sales in the heavy- and medium-duty truck markets and off-road segments, particularly agricultural engines. The increase in these markets more than offset the unit sales decline in the bus segment. Our light-duty engine sales, as a percentage of total unit sales, decreased from 28.4% in 2018 to 28.1% in 2019 and to 26.8% in 2020, which reflects our shift in recent years towards the heavy- and medium-duty and off-road engine segments. Our revenue increased by 14.2% to RMB 20.6 billion (US$3.2 billion).

Our gross profit margin was 19.0% in 2018, 17.2% in 2019 and 15.5% in 2020, respectively. The decline in 2020 was primarily due to the change in sales mix and higher material costs related to the National VI engines.

As a result, our profit attributable to equity holders was RMB 695.3 million, RMB 604.9 million and RMB 548.9 million (US$84.8 million) for the year 2018, 2019 and 2020, respectively.

The Chinese government’s focus on developing the NEV industry to curb air pollution has tapered in recent years after various incentives and infrastructure investments were introduced to encourage purchases of electric-powered vehicles. Beginning in December 2016, the government gradually reduced subsidies for NEVs and has substantially reduced financial assistance by 2020, replacing such assistance with fiscal rewards for qualified companies, while continuing to invest in the charging stations network to support the growing number of NEVs on the road. On February 12, 2018, the Ministry of Finance, MIIT, Ministry of Science and Technology and National Development and Reform Commission jointly issued a notice to reduce the financial subsidies for the promotion of NEVs with effect from June 11, 2018. As a result, sales of electric-powered vehicles decreased by approximately 25.0% in 2019 to 139,860 units from 186,377 units in 2018. In 2020, sales of electric-powered vehicles decreased by approximately 20.8% to 110,787 units from 139,860 units in 2019, partially reflecting the weak automotive market due to the COVID-19 pandemic in the early months of 2020.

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

COVID-19 Outbreak: Response and Impact

Since December 2019, an outbreak of a novel strain of coronavirus (COVID-19) spread rapidly in China and globally. In response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having contracted COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 resulted in temporary closure of many manufacturing facilities and factories across China. Although COVID-19 has been largely controlled in China, there have been occasional outbreaks in several cities. To the extent we have production or manufacturing activities based in these locations, or our suppliers are located in these locations, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19.

In accordance with government guidance, Yuchai took preventative measures, such as increased sanitization and disinfecting in the workplace and production workshop, distancing in the dining hall, wearing of masks and temperature taking before entering the workplace, remote working and meetings etc. Yuchai also took various cost and cash flow mitigation measures to counter the negative impact of COVID-19, such as reducing or eliminating discretionary spending in certain areas such as marketing, non-essential training or capital expenditures and streamlining of staffing.

The Chinese government has announced a range of relief policy measures to support companies in China amid the COVID-19 pandemic. These include deferred tax payments, reducing rent, waiving administrative fees, subsidizing research and development costs, social insurance subsidies, and lowering lending rates. These measures have partially offset the adverse impact of the COVID-19 pandemic on Yuchai’s operations.

Yuchai’s operations and those of its suppliers are predominantly based in China and therefore have been adversely affected by the foregoing measures and recovery is ongoing. The market outlook for automobile industry sales remains volatile, national and global economic growth has slowed and the liquidity and financial conditions of some of our customers may have weakened. Yuchai has experienced and may continue to experience increased supply lead times, supply disruptions, reduced manufacturing capacity and limited transport and shipping options from and to affected regions. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a resurgence or similar outbreak will not occur again.

Due to the Chinese government’s effective containment measures of COVID-19 and our employees’ tireless efforts during this period, Yuchai has observed a recovery in its operations. Yuchai resumed operations in mid-February 2020 at a relatively small scale due to the shortage of engine components and materials as a result of continuing supply chain disruptions. For 2020, full year capacity utilization rate has recovered to 67.2%. In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact of COVID-19 to our financial condition and liquidity. The COVID-19 pandemic is ongoing and its dynamic nature makes it difficult to forecast the pandemic’s effects on the results of our operations for 2021 and in subsequent years. See also “Item 3. Key Information — Risk Factors — Risks Relating to China — Outbreaks of communicable diseases in various parts of China and other countries may materially and adversely affect our business, financial condition and results of operations”.

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

•

Since fiscal year 2010, we have gradually reduced our equity interest in TCL with our total shareholding interest in TCL being 2.33% as of December 31, 2020 and 2.02% as of February 28, 2021. We would consider disposing our remaining shareholding in TCL in due course.

•	The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments.

HL Global Enterprises Limited

•

The second step in the implementation of our business expansion and diversification plan occurred in February 2006 when we acquired a 29.1% equity interest in HLGE and certain convertible preference and debt securities through two wholly-owned subsidiaries for an aggregate consideration of approximately S$132.0 million. As of December 31, 2020, our equity interest in HLGE was 48.9%. As of February 28, 2021, our equity interest in HLGE remained unchanged.

Critical Accounting Policies

The accounting policies adopted by us are described in Note 2 of our consolidated financial statements in Item 18. The preparation of financial statements in accordance with IFRS requires our management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of our assets and liabilities, disclosures of contingent liabilities and the reported amounts of revenues and expenses.

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

While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following critical accounting policies involve a higher degree of judgment, estimation and therefore warrant additional attention:

•	identifying contract price and performance obligations in sales of engines;

•	development costs;

•	realization of deferred tax;

•	impairment of non-financial assets; and

•	derecognition of bills receivable.

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

Development costs

Development costs on an individual project are recognized as an intangible asset when we can demonstrate:

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next 8 to ten years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash-generating unit (“CGU”) being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 12 to the accompanying consolidated financial statements in Item 18.

The Group’s intangible assets comprised of technology know-how, development costs, trademarks and goodwill. Excluding goodwill, the carrying amounts of intangible assets as of December 31, 2018, 2019 and 2020 are RMB 206.0 million, RMB 741.5 million and RMB 1,271.3 million (US$196.5 million), respectively. We periodically conduct an impairment evaluation on the conditions of our intangible assets. As of December 31, 2020, we recorded an accumulated impairment loss of RMB 126.7 million (US$19.6 million) related to 4Y20 engine platform technology development costs held by Jining Yuchai. In 2018, the development for 4Y20 engine platform was completed and the technical development costs with a carrying amount of RMB 10.1 million as at December 31, 2017 was recognized as Group’s technology know-how. In 2018, Jining Yuchai commenced the production of 4Y20 engines and in 2019 Jining Yuchai produced 10,836 units of light-duty engine including 2,000 units of YC4Y engine for the truck and bus markets. Since 2019, production volume has gradually ramped up to meet market demand and our management believes that there is no indication for further impairment in 2019 and 2020. Management has also considered that there is no significant change in the market that will have a favorable effect on the recoverable amount of this intangible asset and concluded that there is no reversal of impairment to be recognized in 2019 and 2020.

Since 2018, we capitalized development costs for new engines that comply with the National VI and Tier-4 emission standards in accordance with IFRS. We have capitalized RMB 195.9 million in 2018, RMB 366.7 million in 2019 and RMB 530.8 million (US$82.0 million) in 2020. As of December 31, 2020, our total accumulated capitalized development costs were RMB1,093.4 million (US$169.0 million). Since these development costs relate to on-going development efforts and the engines have not yet been made available for use, no amortization charges were recorded. In 2018, 2019 and 2020, we performed an impairment evaluation of those development costs and no impairment charge was recognized.

In 2019, Yuchai entered into a trademark license agreement with the GY Group under which Yuchai was granted an exclusive and perpetual license to use the thirty trademarks listed in the trademark license agreement for a one-time usage fee of RMB 169.8 million. In 2019 and 2020, management performed an impairment review and concluded that no impairment charge was to be recognized. See Note 12 to the accompanying consolidated financial statements in Item 18.

The carrying amounts of goodwill as of December 31, 2018, 2019 and 2020 were RMB 212.6 million, RMB 212.6 million and RMB 212.6 million (US$32.9 million), respectively. We periodically conduct an impairment evaluation on the goodwill. No impairment was made for 2018, 2019 and 2020.

Our market capitalization as of December 31, 2018, 2019 and 2020 based on our closing share price was lower than our consolidated net assets. We performed our annual goodwill impairment tests at each financial year-end, and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.

Derecognition of bills receivable

We sell bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the de-recognition of bills receivable when discounted, the management believes that the contractual right to receive the cash flows from the asset have transferred to the banks. Accordingly, bills receivable is derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 15 to the accompanying consolidated financial statements in Item 18.

Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2018, 2019 and 2020:

	Percentage of Revenue Year Ended December 31,
	2018	2019	2020
Revenue	100.0%	100.0%	100.0%
Cost of sales	-81.0%	-82.8%	-84.5%
Gross profit	19.0%	17.2%	15.5%
Other operating income, net	1.3%	1.9%	1.8%
Research and development costs	-2.8%	-2.7%	-3.0%
Selling, distribution and administrative costs	-9.6%	-10.0%	-8.6%
Operating profit	7.9%	6.4%	5.7%
Finance costs	-0.7%	-0.7%	-0.7%
Share of results of associates and joint ventures, net of tax	0.1%	0.1%	-0.3%
Profit before tax	7.3%	5.8%	4.7%
Income tax expense	-1.3%	-1.0%	-0.9%
Profit for the year	6.0%	4.8%	3.8%
Attributable to:
Equity holders of the Parent	4.3%	3.4%	2.7%
Non-controlling interests	1.7%	1.4%	1.1%

2020 compared to 2019

Revenue for 2020 was RMB 20,581.2 million (US$3,180.4 million) compared with RMB 18,016.1 million in 2019, an increase of 14.2%. The total number of diesel engines sold by Yuchai in 2020 was 430,320 units compared with 376,148 units in 2019, representing an increase of 54,172 units, or 14.4%, primarily attributed to higher engine sales in the heavy- and medium-duty truck markets and off-road segments, particularly agricultural engines, which more than offset the unit sales decline in the bus segment. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 23.8% in 2020, the overall truck market increased by 27.5% and the bus market decreased by 7.7%.

Cost of sales was RMB 17,391.6 million (US$2,687.5 million) in 2020, an increase of 16.6% from RMB 14,910.2 million in 2019, primarily due to higher cost of materials and factory overheads related to the production of National VI engines. Cost of sales represented 84.5% and 82.8% of revenue in 2020 and 2019, respectively. Cost of materials consumed was RMB 15,501.8 million (US$2,395.5 million) in 2020, an increase of 17.7% from RMB 13,167.2 million in 2019. This was 75.3% of revenue in 2020 compared to 73.1% in 2019. Factory overheads (excluding depreciation) were RMB 914.4 million (US$141.3 million) in 2020, representing an increase of 3.2% from RMB 885.8 million in 2019. This represented 4.4% of revenue for 2020 and 4.9% for 2019. Depreciation was RMB 326.9 million (US$50.5 million) in 2020, an increase of 4.0% from RMB 314.4 million in 2019. Depreciation for 2020 was 1.6% of revenue compared to 1.7% in 2019.

Gross profit was RMB 3,189.6 million (US$492.9 million) in 2020, an increase of 2.7% from RMB 3,105.8 million in 2019. The gross profit margin was 15.5% in 2020 compared with 17.2% in 2019. The 2020 gross margin was lower primarily due to the changes in sales mix as well as the higher material costs related to the production of National VI engines.

Other operating income, net was RMB 378.9 million (US$58.6 million) in 2020, an increase of 12.0% from RMB 338.5 million in 2019. The increase was mainly due to higher government grants.

R&D expenses increased by 27.3% to RMB 626.5 million (US$96.8 million) compared with RMB 492.2 million in 2019. R&D expenses were mainly for research and development of a portfolio of new engines compliant with the next-generation National VI and Tier-4 emission standards, and to improve engine performance and quality. In 2020, total R&D expenditures including capitalized costs were RMB 1,157.3 million (US$178.8 million), representing 5.6% of revenue in 2020, compared with RMB 859.0 million, representing 4.8% of revenue in 2019.

SG&A expenses were RMB 1,760.0 million (US$272.0 million) in 2020 compared with RMB 1,806.0 million in 2019, a decrease of 2.5%. These expenses represented 8.6% of revenue compared with 10.0% in 2019. The decrease in SG&A expenses was primarily due to net reversal of provision for doubtful debt and lower warranty expenses compared with the same period last year.

As a result, operating profit increased by 3.1% to RMB 1,182.0 million (US$182.7 million) in 2020 from RMB 1,146.1 million in 2019. Operating margin was 5.7% in 2020 compared with 6.4% in 2019.

Finance costs increased by 14.7% to RMB 151.2 million (US$23.4 million) in 2020 from RMB 131.8 million in 2019. Higher finance costs mainly resulted from an increase in loan amounts in 2020 compared with 2019.

The share of financial results of associates and joint ventures decreased to a loss of RMB 59.0 million (US$9.1 million) in 2020 as compared with a profit of RMB 19.0 million in 2019.

Profit before tax was RMB 971.9 million (US$150.2 million) in 2020 compared with RMB 1,033.3 million in 2019.

Income tax expense in 2020 was RMB 192.5 million (US$29.8 million) compared with RMB 172.6 million in 2019. Our effective tax rates were 19.8% and 16.7% for 2020 and 2019, respectively.

As a result of the foregoing factors, profit for the year was RMB 779.3 million (US$120.4 million) in 2020 compared with RMB 860.7 million in 2019, representing a decrease of 9.5%.

Net profit attributable to our shareholders decreased by 9.3% to RMB 548.9 million (US$84.8 million) compared with RMB 604.9 million in 2019.

2019 compared to 2018

Revenue for 2019 was RMB 18,016.1 million compared with RMB 16,263.2 million in 2018, an increase of 10.8%. The total number of diesel engines sold by Yuchai in 2019 was 376,148 units compared with 375,731 units in 2018, representing an increase of 417 units, or 0.1%, primarily attributed to increased unit sales in the off-road engine segment, particularly in the industrial machinery market, which was partially offset by the decline in the truck and bus segments. Revenue increased in 2019 as compared to 2018 primarily due a change in sales mix as we sold more larger-capacity engines that generate higher revenue. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 4.5% in 2019, the overall truck market decreased by 4.7% and the bus market decreased by 2.6%. Our sales increased despite these market trends due primarily to a 9.3% increase in off-road engine sales, particularly in the industrial machinery market, which was partially offset by a 10.1% decrease in bus engine sales.

Cost of sales was RMB 14,910.2 million in 2019, an increase of 13.2% from RMB 13,171.2 million in 2018 primarily due to higher cost of materials and factory overheads related to production of the National VI engines. Cost of sales represented 82.8% and 81.0% of revenue in 2019 and 2018, respectively. Cost of materials consumed was RMB 13,167.2 million in 2019, an increase of 14.8% from RMB 11,472.0 million in 2018. This was 73.1% of revenue in 2019 compared to 70.5% in 2018. Factory overheads (excluding depreciation) were RMB 885.8 million in 2019, representing an increase of 12.1% from RMB 790.1 million in 2018. This represented 4.9% of revenue for 2019 and 2018, respectively. Depreciation was RMB 314.4 million in 2019, an increase of 0.5% from RMB 312.8 million in 2018. Depreciation for 2019 was 1.7% of revenue compared to 1.9% in 2018.

Gross profit was RMB 3,105.8 million in 2019, an increase of 0.4% from RMB 3,092.0 million in 2018. The gross profit margin was 17.2% in 2019 compared with 19.0% in 2018. The 2019 gross margin was lower primarily due to the changes in product mix as well as the higher production costs related to the National VI engines in 2019.

Other operating income, net was RMB 338.5 million in 2019, an increase of 75.7% from RMB 192.7 million in 2018. The increase was mainly due to higher interest income and government grants.

R&D expenses increased by 9.9% to RMB 492.2 million compared with RMB 447.7 million in 2018. R&D expenses were mainly for research and development of a portfolio of new engines compliant with the next-generation National VI and Tier-4 emission standards, and to enhance quality and performance. In 2019, total R&D expenditures including capitalized costs were RMB 859.0 million, representing 4.8% of revenue in 2019, compared with RMB 643.5 million, representing 4.0% of revenue in 2018.

SG&A expenses were RMB 1,806.0 million in 2019 compared with RMB 1,554.5 million in 2018, an increase of 16.2%. These expenses represented 10.0% of revenue compared with 9.6% in 2018. The increase in SG&A expenses was primarily due to higher warranty expenses and higher impairment losses on trade receivables.

As a result, operating profit decreased by 10.6% to RMB 1,146.1 million in 2019 from RMB 1,282.5 million in 2018. Operating margin was 6.4% in 2019 compared with 7.9% in 2018.

Finance costs increased by 16.5% to RMB 131.8 million in 2019 from RMB 113.1 million in 2018. Higher finance costs mainly resulted from higher amounts of bank borrowing and trade bills discounted in 2019 compared with 2018.

The share of associates and joint ventures was a profit of RMB 19.0 million in 2019 as compared with a profit of RMB 11.6 million in 2018, representing an increase of 63.6%.

Profit before tax was RMB 1,033.3 million in 2019 compared with RMB 1,181.1 million in 2018.

Income tax expense in 2019 was RMB 172.6 million compared with RMB 206.7 million in 2018. Our effective tax rates were 16.7% and 17.5% for 2019 and 2018, respectively.

As a result of the foregoing factors, profit for the year was RMB 860.7 million in 2019 compared with RMB 974.4 million in 2018, representing a decrease of 11.7%.

Net profit attributable to our shareholders decreased by 21.8% to RMB 604.9 million compared with RMB 695.3 million in 2018.

Inflation

The general annual inflation rate in China decreased to 2.5% in 2020 from 2.9% in 2019, according to the National Bureau of Statistics. The results of our operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

As of December 31, 2020, we had approximately RMB 6,447.5 million (US$996.3 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

As of December 31, 2020, we had outstanding borrowings of RMB 2,230.0 million (US$344.6 million), all incurred by Yuchai.

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

•

On April 8, 2015, upon the receipt of approval from its board of directors, shareholders and NAFMII to issue USTBs amounting to RMB 2 billion with a term not exceeding 270 days, Yuchai issued the first tranche of the USTB amounting to RMB 400 million. The first tranche of the USTBs bore a fixed annual interest rate of 4.9% and upon maturity on May 9, 2015, were fully repaid. All the proceeds from the issuance of the USTBs were used by Yuchai as working capital and repayment of loans. On September 16, 2015, Yuchai issued the second tranche of the USTB amounting to RMB 400 million. The second tranche of the USTBs bore a fixed annual interest rate of 3.9% and upon maturity on June 13, 2016 were fully repaid. All the proceeds from the issuance of the USTBs were used by Yuchai for the repayment of loans. NAFMII’s approval to issue USTB of RMB 2 billion was valid for two years commencing from February 28, 2015.

In addition, CYI has other credit facilities granted by banks in Singapore as follows:

•

On June 24, 2020, we entered into an agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for the renewal of a US$30.0 million facility. The new unsecured multi-currency revolving credit facility has an uncommitted aggregate value of US$30.0 million and it has no expiry date. The maximum tenor of each drawdown under the facility is six months. The facility may be used to finance our general working capital requirements. The terms of the facility require, among other things, that Hong Leong Asia retained ownership of the special share and that we remain a subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to our consolidated tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not being less than US$200 million and the ratio of our consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

•

On June 10, 2020, we entered an agreement with MUFG Bank Ltd, Singapore Branch to refinance a S$30.0 million uncommitted and unsecured multi-currency revolving credit facility. The facility has a three-year duration. The terms and conditions of this facility remains similar to the facility agreement dated March 30, 2017. The facility may be used to finance our general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia retains ownership of the special share and that we remain a subsidiary of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$120 million at all times and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.

•

On June 1, 2018, we entered into a three-year revolving credit facility agreement with DBS Bank Ltd. of Singapore with an uncommitted aggregate value of S$30.0 million. Among other things, the terms of the facility require that (i) Hong Leong Asia retains ownership of the special share, at all times owns directly or indirectly at least 35% ownership of CYI and that CYI remains a consolidated subsidiary of Hong Leong Asia, (ii) CYI at all times owns directly or indirectly at least 76.4% ownership in Yuchai and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also include certain financial covenants with respect to our consolidated tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of our consolidated total debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 times. This facility may be used to finance our general working capital requirements.

As of December 31, 2020, CYI’s (including Yuchai) unutilized facilities amounted to RMB 491.9 million (US$76.0 million).

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

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	670,601	1,583,016	1,415,368	218,714
Net cash used in investing activities	(79,992)	(810,477)	(785,753)	(121,421)
Net cash used in financing activities	(449,525)	(589,429)	(461,832)	(71,367)

Net increase in cash and cash equivalents	141,084	183,110	167,783	25,926
Cash and cash equivalents at January 1	5,390,324	5,559,890	5,753,268	889,044
Effect of exchange rate changes on balances in foreign currencies	28,482	10,268	(43,404)	(6,706)

Cash and cash equivalents at December 31	5,559,890	5,753,268	5,877,647	908,264

In 2020, net cash from operating activities was an inflow of RMB 1,415.4 million (US$218.7 million). The inflow was mainly derived from profit before tax after adjustment of non-cash items of RMB 1,335.2 million (US$206.3 million) and a net inflow from working capital primarily attributed to increase in trade payables and contract liabilities, and partially offset by higher inventories compared to 2019 and cash payment for income tax of RMB 234.9 million (US$36.3 million). In 2019, net cash from operating activities was an inflow of RMB 1,583.0 million. The inflow was mainly derived from profit before tax after adjustment of non-cash items of RMB 1,351.0 million and an increase in working capital primarily comprising an increase in trade and other payables and a decrease in trade and other receivables compared to 2018, which was partially offset by a payment for income tax of RMB 233.1 million. In 2018, net cash from operating activities was an inflow of RMB 670.6 million. The inflow was mainly derived from profit before tax after adjustment of non-cash items of RMB 1,541.0 million, partially offset by the payment for income tax of RMB 190.7 million and a cash outflow primarily arising from an increase in trade and other receivables and a decrease in trade and other payables compared to 2017.

In 2020, net cash used in investing activities was RMB 785.8 million (US$121.4 million). The outflow was mainly due to the purchase of property, plant and equipment of RMB 584.7 million (US$90.3 million) and spending on technology development of RMB 500.1 million (US$77.3 million), partially offset by proceeds from government grants of RMB 123.2 million (US$19.0 million) and interest received of RMB 171.6 million (US$26.5 million). In 2019, net cash used in investing activities was RMB 810.5 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 749.1 million and spending on technology development of RMB 345.1 million, partially offset by proceeds from government grants of RMB 191.5 million and interest received of RMB 173.7 million. In 2018, net cash used in investing activities was RMB 80.0 million. The outflow was mainly due to purchase of property, plant and equipment of RMB 407.7 million and spending on technology development of RMB 180.6 million, partially offset by proceeds from government grants of RMB 286.2 million and interest received of RMB 143.8 million.

In 2020, net cash used in financing activities was RMB 461.8 million (US$71.4 million). The outflow was mainly due to payment of dividend of RMB 451.4 million (US$69.8 million) and payment for finance costs of RMB 184.2 million (US$28.5 million), partially offset by net borrowings of RMB 173.7 million (US$26.8 million). In 2019, net cash used in financing activities was RMB 589.4 million. The outflow was mainly due to payment of dividend of RMB 441.9 million and payment of finance costs of RMB 139.1 million. In 2018, net cash used in financing activities was an outflow of RMB 449.5 million. The outflow was mainly due to payment of dividend of RMB 730.0 million and payment of finance costs of RMB 108.0 million, partially offset by net increase from bank borrowings of RMB 388.6 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2020 was RMB 6,209.2 million (US$959.5 million) compared with RMB 6,173.2 million as of December 31, 2019.

As of December 31, 2020, we had loans and borrowings totaling RMB 2,230.0 million (US$344.6 million).

As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2020:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
	(in millions)
Short-term debt (1)	2,277.4	1,753.1	524.3	—
Lease liabilities (1)	47.4	24.3	22.8	0.3
Capital expenditures (2)	849.8	230.2	365.5	254.1

Total	3,174.6	2,007.6	912.6	254.4

(1)	Includes contractual interest payments.
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were RMB 586.5 million, RMB 1,263.4 million and RMB 1,055.0 million (US$163.0 million) in 2018, 2019 and 2020, respectively. In 2018, 2019 and 2020, these expenditures were used primarily for expanding and upgrading Yuchai’s production capacity in Yulin City, Guangxi, and for technology development for new engines. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai.

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

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2020, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of RMB 849.8 million (US$131.3 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by government regulation in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2020, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of RMB 30.8 million and RMB 54.4 million (US$8.4 million), respectively. These were issued for purchase of production materials, machinery and equipment.

As of December 31, 2019 and 2020, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 2,268.4 million and RMB 2,225.1 million (US$343.8 million), respectively. These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund its operations, as and when required.

As of December 31, 2019 and 2020, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation amounted to RMB 1,120.3 million and RMB 1,834.5 million (US$283.5 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

Management has assessed the fair value of the recourse obligation arising from these discounted bank bills and endorsed bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.

Research and Development

See “Item 4. Information on the Company — Business Overview — Research and Development.”

Recently Issued Accounting Standards

The standards and interpretations that are issued, but not yet effective are disclosed below. We intend to adopt these standards, if applicable, when they are effective.

Amendments to IFRS 17 Insurance Contracts

In June 2020, the IASB issued Amendments to IFRS 17 Insurance Contracts (“IFRS 17”), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (“IFRS 4”) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts

IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to us.

Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

On August 27, 2020, the IASB published Interest Rate Benchmark Reform — Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With publication of the phase two amendments, the IASB has completed its work in response to IBOR reform.

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (“RFR”).

The amendments include a practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest. Inherent in allowing the use of this practical expedient is the requirement that the transition from an IBOR benchmark rate to an RFR takes place on an economically equivalent basis with no value transfer having occurred. The practical expedient is required for entities applying IFRS 4 that are using the exemption from IFRS 9 (and, therefore, apply IAS 39) and for IFRS 16 Leases, to lease modifications required by IBOR reform.

The amendments permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Permitted changes include redefining the hedged risk to reference an RFR and redefining the description of the hedging instruments and/or the hedged item to reflect the RFR. Entities are allowed until the end of the reporting period, during which a modification required by IBOR reform is made, to complete the changes.

The amendments provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component. The relief allows entities upon designation of the hedge, to assume that separately identifiable requirement is met, provided the entity reasonably expects the RFR risk component to become separately identifiable within the next 24 months.

Additional disclosures

IFRS 7 Financial Instruments: Disclosures includes the following:

•	How the entity is managing the transition to RFRs, its progress and the risks to which it is exposed arising from financial instruments due to IBOR reform.

•	Disaggregated by each significant IBOR benchmark, quantitative information about financial instruments that have yet to transition to RFRs

•	If IBOR reform has given rise to changes in the entity’s risk management strategy, a description of these changes

The amendments are effective for annual periods beginning on or after January 1, 2021 with earlier application permitted. While application is retrospective, an entity is not required to restate prior periods. The amendments are not expected to have a material impact on our consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement

•	That a right to defer must exist at the end of the reporting period

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations — Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The amendments are not expected to have a material impact on our consolidated financial statements.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on our consolidated financial statements.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. The amendments are not expected to have a material impact on our consolidated financial statements.

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The amendments are not expected to have a material impact on our consolidated financial statements.

IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendments are not expected to have a material impact on our consolidated financial statements.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On March 31, 2021, the IASB issued Covid-19-Related Rent Concessions — amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. A lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification, if all the following conditions are met:

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•	any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

•	there is no substantive change to other terms and conditions of the lease.

The amendment applies to annual reporting periods beginning on or after April 1, 2021. Earlier application is permitted. The amendments are not expected to have a material impact on the Group.

IAS 41 Agriculture – Taxation in fair value measurements

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendment to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

An entity applies the amendment prospectively to fair value measurements on or after the beginning of the first annual reporting period beginning on or after January 1, 2022 with earlier adoption permitted. This standard is not applicable to the Group.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of February 28, 2021, there were nine members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck, Stephen Ho Kiam Kong and Hoh Weng Ming as its nominees. Messrs. Yan Ping and Han Yiyong are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
STEPHEN HO Kiam Kong	Director	2020
YAN Ping (1)	Director	2012
WU Qiwei (1)	Alternate Director to YAN Ping	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
HAN Yiyong (1)	Director	2010
HO Raymond Chi-Keung (2)(3)	Director	2004
XIE Tao (1)(3)	Director	2019
PHUNG Khong Fock Thomas (1)	Chief Financial Officer	2016
Conyers Corporate Services (Bermuda) Limited (5)	Secretary	2015

Mr. Tan Eng Kwee resigned from his positions as Director and non-voting member of the Audit Committee of the Company with effect from July 20, 2020.

Mr. Wong Teck Kow resigned from his position as General Counsel of the Company on December 31, 2020.

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.
(5)	Codan Services Limited was renamed to Conyers Corporate Services (Bermuda) Limited with effect from April 1, 2017.

Mr. Hoh Weng Ming was appointed President and a Director of the Company on July 17, 2013 and November 11, 2011, respectively. He was the Chief Financial Officer of the Company from May 2008 to November 2011. He is also a Director of Yuchai and HLGE. Mr. Hoh has more than 35 years of working experience with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd. Previously, he held the position of Financial Controller of the Company from 2002 to 2003 and the Chief Financial Officer of Hong Leong Asia from 2011 to 2013. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an MBA degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and Malaysia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Dato’ Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Delta and Millennium & Copthorne Hotels Management (Shanghai) Limited. He is also the Non-Executive Chairman of HLGE and Beijing Fortune Hotel Co., Ltd., the Managing Director of Hong Leong International (Hong Kong) Limited and Executive Director of Hong Leong Hotel Development Limited. Dato’ Gan has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group of companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Dato’ Gan is related to Mr. Kwek Leng Peck.

Mr. Kwek Leng Peck is a Director of the Company. He is the Executive Chairman of Hong Leong Asia, the Non-Executive Chairman of Tasek Corporation Berhad and an Executive Director of Hong Leong Investment Holdings Pte. Ltd. and Hong Leong Corporation Holdings Pte. Ltd. He also sits on the boards of HL Technology, Hong Leong China, Well Summit Investments Limited, Yuchai, and Hong Leong Finance Limited, as well as other affiliated companies. Mr. Kwek has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

Mr. Stephen Ho Kiam Kong was appointed as Director of the Company on August 31, 2020. He is also the CEO and a Director of Hong Leong Asia. He was previously the Group CFO for Wilmar International Limited, an agribusiness group, for more than eight years. Before this, he was with Philips Electronics for 12 years and his last position was the Senior Vice President and CFO of Philips Electronics China Group, Greater China operation based in Shanghai. Prior to his corporate roles, Mr. Ho held regional managerial positions in business development, risk management and trading functions with several large international banks based in Singapore. Mr. Ho was awarded the Best CFO for the Year 2018 for large-cap companies in the Singapore Corporate Awards. During his tenure in Shanghai, Mr. Ho served as the Chairman of the Shanghai Board of the European Chamber of Commerce of China and received the Magnolia Silver Award from the Shanghai Municipality Government. Mr. Ho holds a Bachelor of Commerce & Administration Degree from Victoria University of Wellington, and completed Harvard Business School’s Advanced Management Program for International Senior Managers.

Mr. Yan Ping is a Director of the Company. He is also appointed the President of the 6th Council of the China Internal Combustion Engine Industry Association. Mr. Yan was Chairman of the Board of Yuchai and Chairman of the GY Group (a 17.2% shareholder of the Company). Prior to his above appointments, Mr. Yan held various China-government related positions, including as Deputy Secretary-General of the Yulin Municipal Government, as Director of the Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou-Shenzhen Railway Co., Ltd. Mr. Yan holds a Bachelor of Engineering Degree from Dalian Railway College and a Master’s degree in Statistics from the Dongbei University of Finance and Economics.

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

Mr. Neo Poh Kiat is a Director of the Company and Yuchai. Between August 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Mr. Neo is currently also a director of Cambodia Post Bank Plc, Fullerton Credit (Sichuan) Ltd., Fullerton Credit (Chongqing) Ltd., Fullerton Credit (Hubei) Ltd., Fullerton Credit (Yunnan) Ltd. and Capitaland China Trust Management Limited (formerly known as CapitaLand Retail China Trust Management Limited). He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Dr. Han Yiyong is a Director of the Company and Yuchai. He is also a Director of Coomber as well as the Company Secretary to Yuchai’s Board of Directors. He holds a Bachelor’s degree in Vehicle Engineering from the Shandong University of Technology and, a Master’s degree and a PhD in Power Machinery and Engineering from Guangxi University and Tianjin University, respectively.

Mr. Ho Raymond Chi-Keung was previously a Director of the Company from June 2004 to September 2006 and was re-appointed as an Independent Director on April 30, 2013. Mr. Ho is a practicing arbitrator. From 2008 to 2011, he was the Secretary General of the Law Society of Hong Kong and prior to joining the Law Society secretariat in 2006, he had practiced law as a solicitor for 23 years with a wide range of experience in transactional and contentious matters. Mr. Ho holds Bachelor of Laws and Master of Social Sciences degrees from the University of Hong Kong as well as a Master of Laws degree from the University of London. He is a Fellow of the U.K. Chartered Institute of Arbitrators and a Member of Silicon Valley Arbitration and Mediation Center. Mr. Ho is currently listed on the Panel of Arbitrators of Hong Kong International Arbitration Centre. He was admitted as a Solicitor in Hong Kong and England & Wales; and was a Barrister and Solicitor in the Australian Capital Territory and the Province of British Columbia, Canada; and is currently a non-practicing member of the Law Societies in these jurisdictions. Mr. Ho is also a director of Cheer Moon Development Limited and Power Rich Investment Limited. Our Board of Directors has determined that Mr. Ho is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Xie Tao is a Director of the Company and Yuchai. He is also an Independent Director of Zhengjiang Wanfeng Auto Wheel Co., Ltd as well as Gongniu Group Co., Ltd, a listed company in China. Mr. Xie has more than 30 years of experience in corporate management and financial advisory, including mergers and acquisitions, corporate finance and transaction services. He has spent the major part of his career with PricewaterhouseCoopers (PwC) for nearly 23 years as a lead partner of the Advisory practice in PwC China and as the Senior Partner of Corporate Finance serving on the Executive Board of the China, Singapore and Hong Kong member firms of PwC. Between 2012 and 2014, he was a partner at Ernst & Young, then Deloitte, as a leader of transaction services and corporate finance business. He was also a financial advisor for the 2008 Beijing Olympic Games. Between 2010 and 2017, Mr. Xie held several executive and non-executive management roles of private and public companies in China and abroad. Mr. Xie holds a Bachelor’s degree in Physics from Beijing University in China and was a member of the UK Chartered Association of Certified Accountants. Our Board of Directors has determined that Mr. Xie is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

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

Conyers Corporate Services (Bermuda) Limited was appointed Secretary of the Company on January 28, 2015.

Audit Committee

The Audit Committee is comprised of three independent non-executive directors, namely Messrs. Xie Tao (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung. The Audit Committee oversees the performance of our internal audit function and our independent registered public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Xie Tao as our Audit Committee Financial Expert.

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

Directors and Executive Officers of Yuchai

According to Yuchai’s Articles of Association, the Board of Directors of Yuchai shall consist of 13 members. Currently, there are 12 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s Board of Directors has been reconstituted with the Company entitled to elect nine of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us. Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of March 12, 2021 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
LI Hanyang	Chairman of the Board of Directors	2021
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (2)	Director and President	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
XIE Tao (1)	Independent Director	2019
LU Yuming	Director and Chief Accountant	2014
PHUNG Khong Fock Thomas	Director	2017
HAN Yiyong (1)	Director and Company Secretary	2010
GU Tangsheng	Director	2005
LAI Tak Chuen Kelvin (3)	Director and Chief Business Controller	2011
TAY Hui Boon Kelly (3)	Financial Controller seconded to Yuchai	2008
QIN Xiaohong	Vice President	2015
WANG Limin	Vice President	2015
TAN Guirong	President of Off-road Engine Power	2021
NING Xingyong	President of Marine & Generation Engine Power	2021
YAO Huaxiong	Vice President	2018
CHEN Hai	Vice President	2021

Mr. Yan Ping retired as Chairman of Board of Directors of Yuchai on March 11, 2021. As proposed by Yuchai’s shareholders, he was appointed as Senior Advisor to the Board of Yuchai for a three-year term from the date of cessation as Chairman.

(1)	Also a Director of the Company.
(2)	Also an Alternate Director of the Company to Mr. Yan Ping
(3)	Secondees of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Hoh Weng Ming, Wu Qiwei, Gan Khai Choon, Kwek Leng Peck, Neo Poh Kiat, Xie Tao, Phung Khong Fock Thomas and Han Yiyong, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers of the Company.”

Mr. Li Hanyang was appointed the Chairman of Yuchai’s Board on March 11, 2021. He replaces Mr. Yan Ping who retired as Chairman of Yuchai. Mr. Li started his career in Yuchai as a production preparation section chief in 1993 and he quickly rose in 1995 to deputy manager of the Cold Plant General Project of Yuchai. He was subsequently a factory manager of several plants before becoming a deputy general manager of Yuchai in 2000. Since 2002, Mr. Li has served as chief engineer, director, chairman and party secretary of GY Group and its subsidiaries. Mr. Li holds a Bachelor’s degree in mechanical design and manufacturing from Tsinghua University and an MBA from the School of Management, Huazhong University of Science and Technology.

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

Mr. Tan Guirong was appointed a President of Yuchai on Off-road Engine Power in January 2021 after serving as Vice President from 2015. He holds a Master’s degree in Business Administration from Huazhong University of Science and Technology.

Mr. Ning Xingyong was appointed a President of Yuchai on Marine and Generation Engine Power in January 2021 after serving as Vice President from 2015. He holds a Bachelor’s degree in Foundry Engineering from Guangxi University.

Mr. Yao Huaxiong was appointed a Vice President of Yuchai in June 2018 after serving as the Head of Technology from December 2016. He holds a Bachelor’s degree in Engineering from Jilin University in China.

Mr. Chen Hai was appointed a Vice President of Yuchai in January 2021 after serving as Senior Quality Controller. He holds a Bachelor’s degree from Wuhan University of Technology and a Master’s degree from Hunan University.

Pursuant to Yuchai’s Articles of Association, which were amended on August 16, 2007 and approved by the Guangxi Department of Commerce on December 2, 2009, Yuchai’s shareholders have authority, by way of a meeting, over all matters of importance relating to Yuchai, including (i) making decisions in relation to the business plan; (ii) the review and approval of reports submitted by the Board of Directors of Yuchai; (iii) the approval of Yuchai’s plans for distribution of profits and recovery of losses; (iv) the approval of Yuchai’s annual capital, operating budget and year-end financial statements of final accounts, balance sheet, profit and loss statements and other accounting statements; (v) making decisions of the issuance of new shares or other securities, the expansion of the scope of any subscription of shares, the approval of the transfer procedures for Yuchai’s share certificates, and the public offering and listing of Yuchai shares within and outside China; (vi) the nomination, election, dismissal and compensation of members of the Board of Directors; (vii) significant sales or purchases of assets, or any division, merger, acquisition, termination, liquidation or other major corporate action of Yuchai; (viii) making amendments to Yuchai’s Articles of Association; (ix) the election and replacement of supervisors nominated by and represented by the shareholders in Yuchai’s Board of Supervisors; (x) making decisions of compensation of Yuchai’s Board of Supervisors; (xi) motions presented by shareholders holding 3% or more of the outstanding shares of Yuchai; (xi) the review and approval of reports submitted by Yuchai’s Board of Supervisors; (xiii) to increase or decrease the registered capital of Yuchai; (xiv) approval of all relevant matters submitted by the Board concerning the provision of guarantees by Yuchai; (xv) approval of all relevant matters submitted by the Board concerning the proposed loans or borrowings to Yuchai, and proposed loans to be provided by Yuchai; and (xvi) other matters required to be resolved by the shareholders’ meeting. Yuchai’s shareholders are entitled to preemptive rights to subscribe pro rata in accordance with their ownership percentage for any new Yuchai shares or other equity interests offered by Yuchai at a price and on terms at least equivalent to those offered to new subscribers.

Yuchai’s Board of Directors reports directly to the shareholders of Yuchai and is the principal executive authority responsible for major decisions relating to Yuchai, mainly including (i) the execution of resolutions adopted by the shareholders; (ii) making decisions on Yuchai’s business plans and investment programs; (iii) the preparation of Yuchai’s annual financial budget, final accounts, dividend distribution plan, and plan of recovery of loss; (iv) the preparation and submission to the shareholders’ meeting for approval of the plans to increase or decrease Yuchai’s registered capital, plans for issuances of Yuchai securities and plans for merger, division, change of corporate form or dissolution; (v) to fill vacancies on the Board provided the selected replacement is nominated by and represents the same shareholders as his or her predecessor; (vi) adoption of various corporate policies and rules; (vii) decision of internal management organization; (viii) the appointment of senior executive officers as recommended by the Yuchai’s Nominations Sub-committee of Board and their dismissals as well as the appointment of senior advisers to the Board; (ix) the establishment of a financial committee; (x) approval of sales, purchases, transfers and leases of material assets with a value in excess of US$3 million but less than US$6 million and which are not contemplated in Yuchai’s approved budgets; (xi) approval of guarantees provided by Yuchai with a value in excess of US$3 million but less than US$6 million; (xii) review of all relevant matters relating to proposed loans or borrowings to Yuchai, and proposed loans to be provided by Yuchai which will be further submitted to Yuchai’s shareholders for approval by way of a meeting; (xiii) to prepare and submit to the shareholders’ meeting for adoption of the amendments of the Articles of Association; (xiv) to recommend the shareholders’ meeting for approval of the appointment or dismissal of the accounting firms for Yuchai’s audit matters; and (xv) any other matters that may be determined by the Board of Directors in accordance with Yuchai’s Articles of Association.

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

The Board of Directors of Yuchai shall consist of 13 directors appointed for three-year terms pursuant to Yuchai’s current Articles of Association. A total of nine directors shall be elected from nominees of holders of Foreign Shares (including at least two independent directors) and a total of four directors shall be elected from nominees of holders of GY Group Shares and Legal Person Shares. Actions generally may be taken by a majority vote of all directors of Yuchai’s Board, apart from the following major matters which shall be passed by a two-thirds vote of all directors of Yuchai’s Board, i.e., (i) the plans to increase or decrease Yuchai’s registered capital, plans for issuances of bonds; (ii) plans for merger, division, change of corporate form or dissolution; (iii) the amendments of the Articles of Association; (iv) the election of Chairman of Yuchai’s Board. Attendance of at least seven directors (four representing holders of Foreign Shares and three representing holders of GY Group Shares or Legal Person Shares) constitutes a quorum for the Board meeting.

We are entitled under Yuchai’s Articles of Association to elect nine of Yuchai’s 13 directors, thereby entitling us to effect all major decisions relating to Yuchai. As part of the terms of the Reorganization Agreement and the Cooperation Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. A two-thirds vote of the outstanding shares at a shareholders’ meeting at which a quorum is present is required for major corporate actions, including (i) the issuance of new shares or other securities, the expansion of the scope of any subscription of shares, the transfer procedures for Yuchai’s share certificates, and the public offering and listing of Yuchai shares within and outside China; (ii) significant sales or purchases of assets, or any division, merger, acquisition, termination, liquidation or other major corporate action of Yuchai; (iii) amendment to Yuchai’s Articles of Association; (iv) to increase or decrease the registered capital of Yuchai. Attendance of shareholders representing at least two-thirds of the outstanding Yuchai shares constitutes a quorum for shareholder meetings considering such major corporate actions.

However, although our nominees constitute a majority of the Board of Directors of Yuchai, there have, on various occasions in the past, been periods of time when no board meetings have been held, despite Yuchai’s Articles of Association at the time requiring the Board of Directors to meet at least once every six months as well as upon repeated requests by us. Prior to the execution of the Reorganization Agreement, Yuchai’s Articles of Association provided that a quorum for a board meeting was at least five Directors, three representing holders of Foreign Shares and two representing holders of GY Group Shares or Legal Person Shares. However, subsequent to the execution of the Reorganization Agreement, these quorum requirements have been amended in Yuchai’s new Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009. Under the new Articles of Association, a quorum for a board meeting shall be at least seven directors, four representing holders of Foreign Shares and three representing holders of GY Group Shares or Legal Person Shares. If the quorum cannot be met for two consecutive times, then any seven directors present shall constitute the quorum for the third meeting. In addition, under Yuchai’s new Articles of Association, board meetings are to be convened at least three times a year.

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

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes — Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Risks relating to our company and our business — our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

Compensation

Service Fees

Pursuant to the Amended and Restated Shareholders Agreement of the Company dated November 9, 1994, Hong Leong Asia is entitled to receive no less than US$500,000 from either Yuchai or the Company for management services as long as Hong Leong Asia remains the controlling shareholder, and provided that the services include those of the President and Chief Financial Officer. With effect from January 2008, further to agreements entered into between the Company and Yuchai, Yuchai pays the Company, instead of Hong Leong Asia, consultancy and management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid any fees as set out in the Amended and Restated Shareholders Agreement of November 9, 1994. In 2011, this arrangement was restructured into a separate management services agreement and consulting services agreement, with the total quantum of annual fee remaining the same at US$1,000,000. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholder Agreement.”

In December 2019, the Company and Yuchai entered into a supplemental agreement pursuant to which Yuchai paid an additional management fee of RMB 3 million to the Company for the year 2019 in respect of additional management services provided by the Company and higher human resource costs related to those services. The Company and Yuchai are in discussions on a new supplemental agreement in respect of an additional management fee for the year 2020.

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$490,000 for the fiscal year 2017 at our annual general meeting held on June 19, 2018 and from US$250,000 to US$490,000 for the fiscal year 2018 at our annual general meeting held on June 21, 2019. At our annual general meeting held on July 17, 2020, our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$569,013 for the fiscal year 2019. For fiscal year 2020, and subject to shareholders’ approval at the annual general meeting, we will pay an annual director fee of US$50,000 to each Director (pro-rated accordingly if a director resigns or assumes the position during the year) other than the President of the Company, and an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively.

Our Board of Directors may grant special remuneration to any Director who, being called upon, shall render any special or extra services to or at the request of the Company. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by our Board of Directors. For the year of 2020, our Board of Directors approved a special remuneration of US$50,000 to be paid to one of our Directors.

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

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of share options may not exceed ten years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2020, there were 470,000 options outstanding under the Equity Incentive Plan. No further options have since been granted under the Equity Incentive Plan. The options vest in three equal installments over a three-year term and as of December 31, 2020 and February 28, 2021 all options granted have vested in the grantees.

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

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2020 was approximately RMB 83.6 million (US$12.9 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. For more details, see also “Item 6. Directors, Senior Management and Employees — Compensation — Remuneration and Pensions.”

Employees

As of December 31, 2018, 2019 and 2020, Yuchai employed approximately, 8,639, 8,852 and 8,927 people, respectively, nationwide in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 7.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For fiscal year 2020, the total annual salary and bonus paid and payable to Yuchai’s employees was RMB 1,402.3 million (US$216.7 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of February 28, 2021 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 40,858,290 shares of Common Stock outstanding as of February 28, 2021.

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	18,270,965	44.72%
Coomber Investments Limited (2)	7,028,151	17.20%
Shah Capital Management (3)	3,501,896	8.57%

(1)

Information based on a general announcement by Hong Leong Asia on the Singapore Exchange on February 25, 2021. Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 18,270,965 shares of Common Stock or approximately 44.72% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — Risks relating to our shares and share ownership — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders And Related Party Transactions — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

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

(3)	Information based on a report on Form 13-F filed by Shah Capital Management with the SEC on January 28, 2021 for the fourth quarter ended December 31, 2020.

As of February 28, 2021, there were 25,937,303 shares of Common Stock, or 63.48% of the total number of shares of Common Stock, held of record by 13 holders with registered addresses in the United States.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks, at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2019, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services. Pursuant to the supplemental agreement entered into by Yuchai and the Company, in consideration of the increase of management services as well as higher human resource costs incurred to provide services to Yuchai, Yuchai paid an additional management fee of RMB 3 million to the Company for the year 2019. The Company and Yuchai are in discussions on a new supplemental agreement in respect of an additional management fee for the year 2020.

During fiscal year 2020, certain affiliates of Hong Leong Asia charged us RMB 6.7 million (US$1.0 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During fiscal year 2020, Yuchai entered into agreements with the GY Group (including its subsidiaries and affiliates) and with Yuchai’s associates and joint ventures for the sale and purchase of materials, supplies, scraps and diesel engines, lease of assets, hospitality and restaurant services etc. For further details on our business transactions with related parties, please see Note 28 to our consolidated financial statements in Item 18.

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

		•	Our audit committee meets the requirements of Rule 10A-3 under the Exchange Act..

•	The audit committee must consist of at least three members, and each member meets the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.	•	Our Audit Committee currently consists of three members, all of whom meet the independence requirements of both the NYSE rules and Rule 10A-3 under the Exchange Act.

•	The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	•	Our Audit Committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of U.S. companies.

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

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity—compensation plans and material revisions thereto, with limited exceptions.	•	Our Equity Incentive Plan was approved by our shareholders in 2014.

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.	•

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the US dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. From July 21, 2005 to December 31, 2005, this change in policy resulted in an approximately 2.5% appreciation of the Renminbi against the US dollar. From December 31, 2005 to June 30, 2008, the Renminbi appreciated 15.0% against the US dollar. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the US dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the US dollar again, though there have been periods when the US dollar has appreciated against the Renminbi as well. From December 31, 2016 to December 31, 2020, the Renminbi appreciated about 6.0% against the US dollar. From December 31, 2019 to February 26, 2021 (the last business day as of February 28, 2021), the Renminbi appreciated about 7.0% against the US dollar. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

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

On April 10, 2020, the SAFE promulgated the Notice by the State Administration of Foreign Exchange of Optimizing Foreign Exchange Administration to Support Foreign Business Development, which further clarified that eligible enterprises are allowed to use revenues under their capital accounts, such as capital funds and foreign debts, for payment in China without providing banks with materials to certify the authenticity of the transaction-by-transaction basis in advance, provided that such funds shall be used in compliance with the laws and regulations regarding the use for revenues under the capital accounts.

On December 31, 2020, the SAFE, the People’s Bank of China, the National Development and Reform Commission, the Ministry of Commerce, the State-owned Asset Supervision and Administration Commission of the State Council, and the China Banking and Insurance Regulatory Commission jointly promulgated the Notice on Further Optimizing Cross-border RMB Policies to Support Stabilization of Foreign Trade and Foreign Capital, which became effective on February 4, 2021 and simplified the cross-border RMB settlement process, improved the management of cross-border RMB investment and financing, as well as facilitated the use of the RMB bank settlement accounts by overseas institutions.

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

Singapore Taxation

Dividends or Other Distributions with Respect to Ordinary Shares

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company are not subject to withholding tax and will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months (“safe harbor rule”). In 2020, under the Singapore Budget 2020, the safe harbor rule was extended to beyond its current sunset of May 31, 2022. The extended safe harbor end-date of December 31, 2027 has been formally legislated.

Goods and Services Tax

The issue or transfer of ownership of our ordinary shares should be exempt from Singapore GST. Hence, the holders would not incur any GST on the subscription or subsequent transfer of the shares.

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

Income Tax

Under the FEIT Law, Sino-foreign joint stock companies generally are subject to an income tax at a rate of 33% comprising a national tax of 30% and a local tax of 3%. Prior to January 1, 2008, notwithstanding the FEIT Law prescribed tax rate of 33%, Yuchai was subject to a preferential income tax rate of 15% since January 1, 2002, based on certain qualifications imposed by the state and local tax regulations.

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

Notwithstanding the CIT Law prescribed tax rate of 25%, Yuchai may continue to enjoy the reduced corporate tax rate of 15% if it qualifies under the Western Development Tax Incentive Scheme or the High Technology Incentive Scheme.

•

The Western Development Incentive Scheme was first introduced at 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was applicable from 2001 to 2010. In 2011, the scheme was extended to 2020. Pursuant to the Announcement of the Ministry of Finance, the State Taxation Administration and the National Development and Reform Commission on Continuing the Enterprise Income Tax Policies for the Large-Scale Development of Western China, which was issued on April 23, 2020 and became effective on January 1, 2021, the scheme was extended to December 31, 2030. In August 2014, the catalogue of qualifying industries for the Western Development Incentive Scheme was published and the catalogue for 2020 became effective on March 1, 2021. As an auto parts and accessories manufacturing is one of the qualifying industries, Yuchai applied to the tax authorities and filed its corporate tax returns under this scheme from 2008 to 2014.

•

The High Technology Incentive was introduced at 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. Yuchai has applied to tax authorities to qualify under this scheme every 3 years since 2011 and was certified as a high technology company with effect from 2011 to 2022. Yuchai filed its corporate tax returns under the High Technology Incentive Scheme from 2015 to 2019 and will file its corporate tax return under this scheme for 2020 in mid-2021.

The China tax bureau periodically conduct tax examinations. Any adverse findings in tax examinations or change in the tax legislation in China could have adverse impact on our consolidated financial conditions or results of operations. Furthermore, pursuant to the CIT Law, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC in accordance with the CIT, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules specify that a “de facto management organization” means an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. Although the Implementation Rules provide a definition of “de facto management organization”, such definition has not been tested and there remains uncertainty as to when a non-PRC enterprise’s “de facto management organization” is considered to be located in the PRC. If we or any of our subsidiaries registered outside China are treated as “China tax resident enterprise” under the CIT Law, our income tax expenses may increase and our profitability could be impacted.

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

Value-Added Tax

In addition to Chinese income tax, Yuchai is subject to valued added tax, or the VAT. With effect from November 19, 2017, the amended Value-Added Tax Provisional Regulations require all tax payers engaging in sales of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC to pay VAT. Commencing from 2012, the application of VAT has been gradually expanded to certain industries through a VAT pilot program to replace business and services taxes. On May 1, 2016, VAT was extended to cover the construction, real estate, finance and consumer services sectors. The basic VAT rate is 17% of the sales price of the item, although certain goods are assessed at a preferential VAT rate of 13%.

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

On March 5, 2019, Premier Li Keqiang delivered the Government Work Report, according to which the VAT tax rates in China was further reduced. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs promulgated the Announcement on Policies regarding Deepening the Reform of Value-Added Taxation, which came into force on April 1, 2019, in which the authorities restated that all the sectors subject to 16% and 10% VAT rates is entitled to the newly reduced rates of 13% and 9%, respectively.

There were no further changes to the value-added tax rates in 2020.

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term, medium-term and long-term Renminbi denominated borrowings obtained by Yuchai. The interest rates of such borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. We also have various credit facilities from banks in Singapore to finance our working capital requirements. As of December 31, 2020, we had outstanding consolidated loans of RMB 2,230 million (US$344.6 million).

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

Interest rate risk

The primary source of the Company’s interest rate risk relates to interest-bearing bank deposits and its borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Company are disclosed in Note 26 (b). As certain rates are based on interbank offer rates, the Company is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Company, any variation in the interest rates may have a material impact on the results of the Company.

The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at December 31, 2020 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2020 of the Company would increase/decrease by RMB 20.9 million (US$3.2 million) (2019: profit increase/decrease by RMB 21.4 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk in fiscal years 2019 and 2020 are primarily Singapore dollar, Euro, Renminbi and the United States dollar.

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

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2019	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Quoted equity securities	9,235	—	—	—	—
Trade and other receivables	607	414	7,624	658	—
Cash and bank balances	228,589	52	11,233	2,595	7,364
Financial liabilities	(15,710)	—	(139,524)	—	—
Trade and other payables	(7,086)	(27,922)	(10,596)	(2,605)	(83)

	215,635	(27,456)	(131,263)	648	7,281

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2020	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Quoted equity securities	6,258	—	—	—	—
Trade and other receivables	620	8,624	913	305	372
Cash and bank balances	181,575	3,829	45,203	—	15,086
Financial liabilities	(1,462)	—	—	—	—
Trade and other payables	(6,184)	(9,356)	(10,858)	(2,464)	—

	180,807	3,097	35,258	(2,159)	15,458

US$	27,940	479	5,448	(334)	2,389

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Singapore dollar	21,564	18,081	2,794
Euro	(2,746)	310	48
United States dollar	(13,126)	3,526	545
Renminbi	65	(216)	(33)

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, expressing an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020.

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

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	2019		2020
	RMB		RMB
	(in thousands)
Audit fees	9,736	(1)	8,912	(2)
Audit-related fees	345		207
Tax fees	85		126
All other fees	103		204
Total	10,269		9,449

(1)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2019. The remaining audit fees of RMB 4.8 million were billed in 2020.

(2)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2020. The remaining audit fees of RMB 4.9 million had not been billed as of February 28, 2021.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As our Common Stock is listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies. Our audit committee is comprised of three independent non-executive directors, namely Messrs. Xie Tao (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung. Each of Messrs. Xie Tao, Neo Poh Kiat and Ho Raymond Chi-Keung satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices, which are in compliance with Bermuda law, and those followed by U.S. companies can be found in “Item 10. Additional Information — Memorandum of Association and Bye-Laws — Corporate Governance.”

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

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).(P)

2.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934. (See “Item 10. Additional Information — Memorandum of Association and Bye-Laws”)

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
Name: Hoh Weng Ming
Title: President and Director

Date: April 23, 2021

China Yuchai International Limited

Consolidated Financial Statements

December 31, 2020

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 23, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Capitalization of development costs

Description of the Matter

Prior to the financial year ended December 31, 2020, the Group has commenced the process to research and develop new engine models, which are compliant with the new engine emission standards as promulgated by the People’s Republic of China (the “Development Projects”). The Group has determined that the Development Projects met the capitalization criteria as stated in Note 2.3 (l) to the consolidated financial statements and has capitalized RMB1.1 billion (US$0.2 million) of development costs as of December 31, 2020, as disclosed in Note 12 to the consolidated financial statements.

Auditing management’s recognition of capitalized development costs was complex because the capitalization of development costs requires the application of management judgment to determine, amongst others, what constitutes development activities and when a project moves from the research phase into the development phase. Management judgment is also required to ascertain the nature of expenses that qualify for capitalization.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested controls over the initiation, evaluation and approval of the Development Projects. We also tested controls over the authorization, approval and recording of expenses and controls over monitoring of the on-going Development Projects.

Our audit procedures included, among others, evaluating management’s judgment related to the determination of the research and development phases and the determination of which development costs can be capitalized by conducting inquiries of the engineers in the Research and Development (“R&D”) department to understand the status of the Development Projects. We also inspected the testers’ feedback and work orders from the R&D department to support management’s assertion that the Development Projects are in-progress and we inspected supporting documents, on a sample basis, and compared the documentation to the Company’s capitalization criteria.

Ernst & Young LLP

We have served as the Company’s auditor since 2009

Singapore

April 23, 2021

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on Internal Control over Financial Reporting

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, China Yuchai International Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 23, 2021 expressed an unqualified opinion thereon.

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

Ernst & Young LLP

Singapore

April 23, 2021

China Yuchai International Limited

Consolidated Statement of Profit or Loss

	Note	31.12.2018	31.12.2019	31.12.2020	31.12.2020
		RMB’000	RMB’000	RMB’000	US$’000

Revenue	6	16,263,248	18,016,085	20,581,170	3,180,376
Cost of sales	7.1	(13,171,227)	(14,910,244)	(17,391,599)	(2,687,497)

Gross profit		3,092,021	3,105,841	3,189,571	492,879
Other operating income	7.2(a)	205,143	347,161	400,269	61,853
Other operating expenses	7.2(b)	(12,463)	(8,675)	(21,322)	(3,295)
Research and development expenses	7.1	(447,668)	(492,204)	(626,478)	(96,809)
Selling, general and administrative expenses	7.1	(1,554,512)	(1,806,042)	(1,760,036)	(271,975)

Operating profit		1,282,521	1,146,081	1,182,004	182,653
Finance costs	7.3	(113,088)	(131,796)	(151,170)	(23,360)
Share of (loss)/profit of associates, net of tax		(59)	(181)	452	70
Share of profit/(loss) of joint ventures, net of tax	5	11,693	19,215	(59,422)	(9,183)

Profit before tax		1,181,067	1,033,319	971,864	150,180
Income tax expense	8	(206,667)	(172,619)	(192,538)	(29,753)

Profit for the year		974,400	860,700	779,326	120,427

Attributable to:
Equity holders of the parent		695,266	604,914	548,903	84,821
Non-controlling interests		279,134	255,786	230,423	35,606

		974,400	860,700	779,326	120,427

Earnings per share (dollar per share)
- Basic	9	17.02	14.81	13.43	2.08
- Diluted	9	17.02	14.81	13.43	2.08

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000

Profit for the year	974,400	860,700	779,326	120,427

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods, net of tax:
Foreign currency translation	49,245	8,467	(63,864)	(9,869)
Net fair value change on debt instruments at fair value through other comprehensive income	32,646	3,050	(2,752)	(425)

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods, representing other comprehensive income for the year, net of tax	81,891	11,517	(66,616)	(10,294)

Total comprehensive income for the year, net of tax	1,056,291	872,217	712,710	110,133

Attributable to:
Equity holders of the parent	763,935	610,369	492,966	76,177
Non-controlling interests	292,356	261,848	219,744	33,956

	1,056,291	872,217	712,710	110,133

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

	Note	31.12.2019	31.12.2020	31.12.2020
		RMB’000	RMB’000	US$’000

ASSETS

Non-current assets
Property, plant and equipment	10	4,210,444	4,258,760	658,100
Investment property	11	6,552	5,829	901
Intangible assets	12	954,144	1,483,968	229,315
Investment in associates		1,955	2,393	370
Investment in joint ventures	5	273,991	227,120	35,096
Deferred tax assets	8	422,960	400,198	61,842
Long-term bank deposits	16	50,000	140,000	21,634
Right-of-use assets	17	415,384	384,001	59,339
Capitalized contract cost	6.2	136,457	127,704	19,734

		6,471,887	7,029,973	1,086,331

Current assets
Inventories	13	2,824,137	4,471,195	690,927
Trade and other receivables	15	8,190,293	8,459,088	1,307,170
Other current assets	14	26,956	23,164	3,579
Cash and cash equivalents	16	5,753,268	5,877,647	908,264
Short-term bank deposits	16	356,543	258,756	39,985
Restricted cash	16	231,107	171,135	26,445

		17,382,304	19,260,985	2,976,370

Total assets		23,854,191	26,290,958	4,062,701

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

	Note	31.12.2019	31.12.2020	31.12.2020
		RMB’000	RMB’000	US$’000

EQUITY AND LIABILITIES

Equity
Issued capital	18	2,081,138	2,081,138	321,595
Statutory reserves	20	304,307	307,165	47,466
Capital reserves	20	30,704	30,704	4,745
Retained earnings		6,456,802	6,756,976	1,044,145
Other components of equity	20	(105,422)	(161,359)	(24,935)

Equity attributable to equity holders of the parent		8,767,529	9,014,624	1,393,016
Non-controlling interests		2,805,856	2,818,086	435,474

Total equity		11,573,385	11,832,710	1,828,490

Non-current liabilities
Loans and borrowings	26(b)	—	500,000	77,264
Lease liabilities	25	31,374	17,023	2,631
Contract liabilities	24	53,813	67,269	10,395
Deferred tax liabilities	8	153,486	112,456	17,378
Deferred grants	27	656,776	518,142	80,068
Other payables	22	176,302	191,563	29,602

		1,071,751	1,406,453	217,338

Current liabilities
Trade and other payables	22	8,468,091	10,110,968	1,562,432
Loans and borrowings	26(b)	2,055,046	1,730,000	267,334
Other liabilities	26(a)	999	—	—
Lease liabilities	25	28,633	22,755	3,516
Contract liabilities	24	382,809	868,193	134,161
Provision for taxation		55,446	50,801	7,850
Provision	23	218,031	269,078	41,580

		11,209,055	13,051,795	2,016,873

Total liabilities		12,280,806	14,458,248	2,234,211

Total equity and liabilities		23,854,191	26,290,958	4,062,701

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the parent
	Issued capital	Preference shares	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve of financial assets at FVOCI	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2018	2,081,138	21	301,026	30,704	5,996,120	(82,939)	19,758	—	(11,541)	8,334,287	2,627,617	10,961,904

Effect of adoption of IFRS 9	—	—	—	—	—	—	—	(104,893)	—	(104,893)	(32,384)	(137,277)

Profit for the year	—	—	—	—	695,266	—	—	—	—	695,266	279,134	974,400
Other comprehensive income for the year, net of tax	—	—	—	—	—	43,724	—	24,945	—	68,669	13,222	81,891

Total comprehensive income for the year	—	—	—	—	695,266	43,724	—	24,945	—	763,935	292,356	1,056,291

Contributions by and distributions to owners
Dividends declared and paid (US$2.21 per share)	—	—	—	—	(597,459)	—	—	—	—	(597,459)	—	(597,459)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(135,905)	(135,905)

Others
Transfer to statutory reserves	—	—	1,378	—	(1,378)	—	—	—	—	—	—	—
Conversion of preference shares	—	(21)	—	—	—	—	—	—	—	(21)	21	—

At December 31, 2018	2,081,138	—	302,404	30,704	6,092,549	(39,215)	19,758	(79,948)	(11,541)	8,395,849	2,751,705	11,147,554

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the parent
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2019	2,081,138	302,404	30,704	6,092,549	(39,215)	19,758	(79,948)	(11,541)	8,395,849	2,751,705	11,147,554

Profit for the year	—	—	—	604,914	—	—	—	—	604,914	255,786	860,700
Other comprehensive income for the year, net of tax	—	—	—	—	3,124	—	2,331	—	5,455	6,062	11,517

Total comprehensive income for the year	—	—	—	604,914	3,124	—	2,331	—	610,369	261,848	872,217

Contributions by and distributions to owners
Dividends declared and paid (US$0.85 per share) (Note 19)	—	—	—	(238,758)	—	—	—	—	(238,758)	—	(238,758)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	(207,514)	(207,514)

Changes in ownership interests in subsidiary
Acquisition of non-controlling interests	—	—	—	—	—	—	—	69	69	(183)	(114)

Other
Transfer to statutory reserves	—	1,903	—	(1,903)	—	—	—	—	—	—	—

At December 31, 2019	2,081,138	304,307	30,704	6,456,802	(36,091)	19,758	(77,617)	(11,472)	8,767,529	2,805,856	11,573,385

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the parent
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2020	2,081,138	304,307	30,704	6,456,802	(36,091)	19,758	(77,617)	(11,472)	8,767,529	2,805,856	11,573,385

Profit for the year	—	—	—	548,903	—	—	—	—	548,903	230,423	779,326
Other comprehensive income for the year, net of tax	—	—	—	—	(53,834)	—	(2,103)	—	(55,937)	(10,679)	(66,616)

Total comprehensive income for the year	—	—	—	548,903	(53,834)	—	(2,103)	—	492,966	219,744	712,710

Contributions by and distributions to owners
Dividends declared and paid (US$0.85 per share) (Note 19)	—	—	—	(245,871)	—	—	—	—	(245,871)	—	(245,871)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	(207,514)	(207,514)

Other
Transfer to statutory reserves	—	2,858	—	(2,858)	—	—	—	—	—	—	—

At December 31, 2020	2,081,138	307,165	30,704	6,756,976	(89,925)	19,758	(79,720)	(11,472)	9,014,624	2,818,086	11,832,710

US$’000	321,595	47,466	4,745	1,044,145	(13,896)	3,053	(12,319)	(1,773)	1,393,016	435,474	1,828,490

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000

Operating activities

Profit before tax	1,181,067	1,033,319	971,864	150,180
Adjustments:
Amortization of intangible asset	—	1,012	1,012	156
Amortization of prepaid operating leases	12,724	—	—	—
Bad debt (recovered)/written off	(108)	—	40	6
Depreciation of:
- investment property	884	380	376	58
- property, plant and equipment	420,277	422,859	450,092	69,552
- right-of-use assets	—	40,958	43,127	6,664
Dividend income from quoted equity securities	(1,992)	(959)	(166)	(26)
Exchange loss/(gain)	4,235	(4,679)	(1,827)	(282)
Fair value (gain)/loss on foreign exchange forward contract	(4,529)	5,529	(999)	(154)
Fair value loss/(gain) on quoted equity securities	3,433	(1,118)	1,196	185
Finance costs	113,088	131,796	151,170	23,360
(Gain)/loss on disposal of:
- property, plant and equipment	(8,835)	645	4,183	646
- quoted equity securities	—	(11,528)	(874)	(135)
- right-of-use assets	—	(9,237)	(2,574)	(398)
Government grants	(32,237)	(122,371)	(209,793)	(32,419)
Interest income	(147,244)	(177,261)	(166,970)	(25,801)
Impairment losses on:
- development property	—	3,039	—	—
- property, plant and equipment	30,173	3,950	3,920	606
(Reversal of impairment losses)/impairment losses on trade receivables	(11,052)	32,340	(13,849)	(2,140)
(Reversal of impairment losses)/impairment losses on non-trade receivables	—	—	638	99
Property, plant and equipment written off	1,265	4,137	7,417	1,146
Provision for onerous contract, net	—	2,316	11,323	1,750
(Reversal of write-down)/ impairment losses of inventories, net	(8,468)	17,022	27,978	4,323
Share of (profit)/loss of associates and joint ventures, net of tax	(11,634)	(19,034)	58,970	9,113
Write-back of trade and other payables	—	(2,087)	(1,052)	(163)

Profit before tax after adjustments	1,541,047	1,351,028	1,335,202	206,326

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000

Changes in working capital
Decrease/(increase) in inventories	47,533	(314,904)	(1,687,639)	(260,788)
(Increase)/decrease in trade and other receivables and capitalized contract cost	(502,069)	(514,163)	(238,571)	(36,866)
(Decrease)/increase in trade and other payables and contract liabilities	(229,457)	1,294,214	2,241,327	346,349
Decrease/(increase) in development properties	4,205	(71)	(75)	(12)

Cash flows from operating activities	861,259	1,816,104	1,650,244	255,009
Income taxes paid	(190,658)	(233,088)	(234,876)	(36,295)

Net cash flows from operating activities	670,601	1,583,016	1,415,368	218,714

Investing activities
Payment for trademarks usage fee	—	(169,811)	—	—
Additional investment in subsidiaries	—	(114)	—	—
Additional investment in associates and joint ventures	—	(41,160)	—	—
Development costs	(180,626)	(345,128)	(500,147)	(77,287)
Dividend received from:
- joint ventures	801	821	—	—
- quoted equity securities	1,992	959	166	26
Interest received	143,768	173,745	171,556	26,510
Proceeds from disposal of:
- property, plant and equipment	6,669	1,178	2,385	369
- quoted equity securities	—	16,429	1,354	209
- right-of-use assets	—	11,008	5,772	892
Proceeds from government grants	286,198	191,491	123,178	19,034
Purchase of property, plant and equipment	(407,747)	(749,087)	(584,676)	(90,349)
Tax and relevant expenses in relation to disposal of subsidiary (i)	—	(38,887)	—	—
Withdrawal/(placement) of fixed deposits with banks, net	68,953	138,079	(5,341)	(825)

Net cash flows used in investing activities	(79,992)	(810,477)	(785,753)	(121,421)

Note:

(i)	This relates to retention money deposited in a joint signatory account with the buyer of LKNII for payment of tax payable for the disposal of LKNII in 2018, which had been settled in 2019.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000

Financing activities
Dividends paid to:
- equity holders of the parent	(597,459)	(238,758)	(245,871)	(37,994)
- non-controlling interests	(132,558)	(203,167)	(205,525)	(31,759)
Interest paid and discounting on bills receivable	(108,039)	(139,118)	(148,793)	(22,993)
Payment of finance lease liabilities	(33)	—	—	—
Payment of principal portion of lease liabilities	—	(48,365)	(35,363)	(5,465)
Proceeds from borrowings	2,000,320	2,040,752	2,230,000	344,598
Repayment of borrowings	(1,611,756)	(2,000,773)	(2,056,280)	(317,754)

Net cash flows used in financing activities	(449,525)	(589,429)	(461,832)	(71,367)

Net increase in cash and cash equivalents	141,084	183,110	167,783	25,926
Cash and cash equivalents at January 1	5,390,324	5,559,890	5,753,268	889,044
Effect of exchange rate changes on balances in foreign currencies	28,482	10,268	(43,404)	(6,706)

Cash and cash equivalents at December 31	5,559,890	5,753,268	5,877,647	908,264

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

1.	Corporate information

1.1	Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2020 were authorized for issue in accordance with a resolution of the directors on April 23, 2021.

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

As of December 31, 2020, Yuchai has nine (2019: nine) direct and 33 (2019: 33) indirectly owned subsidiaries, four (2019: four) joint ventures and one (2019: one) associate. Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”) and Guangxi Yuchai Accessories Manufacturing Company Limited (“GYAMC”) are the two most significant subsidiaries of Yuchai. YMMC has 29 (2019: 29) wholly-owned subsidiaries (collectively “YMMC Group”) located at various provinces in the PRC. The principal business of YMMC Group are trading and distribution of components of diesel engines and automobiles. GYAMC has two wholly-owned subsidiaries (collectively “GYAMC Group”). The principal business of GYAMC Group are sales and manufacturing of components of diesel engines. The detailed information of Yuchai’s significant subsidiaries and joint ventures are disclosed in Notes 4 and 5.

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

The Group’s shareholding has changed through various transactions, the Group’s equity interest in HLGE was 49.4% as of December 31, 2011.

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

In 2015, HLGE undertook a share consolidation exercise to consolidate every 10 ordinary shares in the capital of HLGE into one ordinary share. Upon completion of the share consolidation exercise, the Group held 47,107,707 ordinary shares of HLGE. As of December 31, 2015, the Group’s interest in HLGE was 50.2%, net of the ordinary shares held by the Trustee under the Trust.

As of December 31, 2019 and 2020, the Group’s shareholding interest in HLGE remains at 50.2%, net of the ordinary shares held by the Trustee under the Trust.

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

Translation of amounts from Renminbi to the United States Dollar (“US Dollar”) is solely for the convenience of the reader. Translation of amounts from Renminbi to US Dollar has been made at the rate of RMB 6.4713 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on February 28, 2021 and all values are rounded to the nearest thousand (“US$’000”), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9.

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

The Group measures financial instruments, such as quoted equity securities and bills receivable and a foreign exchange forward contract, at fair value at each balance sheet date.

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

Fair value related disclosures for financial instruments that are measured at fair value are summarized in the following notes:

•	Quoted equity securities	Note 33

•	Bills receivable	Note 33

•	Foreign exchange forward contract	Note 33

(e)	Foreign currency translation

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

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the de-recognition of a non-monetary asset or non-monetary liabilities relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

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

Volume rebates

The Group provides certain customers with retrospective volume rebates when the quantity of products purchased during the period exceeds a threshold specified in the contract. To estimate the variable considerations for the expected future rebates, the Group applies the most likely amount method for each individual contract. The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized in “Trade and other payables” (Note 22) for the expected future rebates (i.e., the amount not included in the transaction price).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(f)	Revenue from Contracts with Customers (cont’d)

Sale of engines (cont’d)

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

Freehold land has an unlimited useful life and therefore is not depreciated. Asset under construction included in property, plant and equipment are not depreciated as these assets are not yet ready for intended use. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Freehold buildings	:	50 years
Leasehold buildings and improvements	:	Shorter of 15 to 50 years or lease term
Plant, machinery and equipment	:	3 to 20 years
Office furniture, fittings and equipment	:	3 to 20 years
Motor and transport vehicles	:	3.5 to 15 years

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

Investment properties are derecognized either when they have been disposed of (i.e., at the date recipient obtains control) or when they are permanently withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of de-recognition. In determining the amount of consideration from the de-recognition of investment property the Group considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the buyer (if any).

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

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – Initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon de-recognition (equity instruments)

•	Financial assets at fair value through profit or loss

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

Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon de-recognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(m)	Financial instruments – Initial recognition and subsequent measurement (cont’d)

Financial assets (cont’d)

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Debt instruments at fair value through OCI represented by bills receivable (Note 15)

•	Trade receivables (Note 15)

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

ECLs are recognized in two stages. For credit exposure for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure irrespective of timing of the default (a “lifetime ECL”).

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

This category generally applies to loans and borrowings, lease liabilities, other liabilities and payables. For more information, refer to Note 22, 25 and 26.

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

(o)	Impairment of non-financial assets

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

•	Disclosures for significant assumptions (Note 3)

•	Property, plant and equipment (Note 10)

•	Intangible assets (Note 12)

•	Investment property (Note 11)

•	Right-of-use assets (Note 17)

•	Investment in joint ventures (Note 5)

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

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and estimated useful lives of the assets, as follows:

• Leasehold land	3 to 50 years
• Building and office space	1 to 6 years
• Office furniture, fittings and equipment	5 years

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

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying assets.

(iii) Short-term leases

The Group applies the short-term lease recognition exemption to its short-term leases of land and building (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

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

Product warranty

The Group recognizes a liability at the time the product is sold, for the estimated future costs relating to the assurance-type warranties, to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road applications engines, warranties extend for a duration (generally 3 to 36 months) or mileage (generally 3,000 to 300,000 kilometers), whichever materializes first. For other applications engines, warranties extend for a duration of generally 3 to 36 months or running hours of 300 to 4,000 hours, whichever materializes first. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

Onerous contract

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognizes any impairment loss that has occurred on assets dedicated to that contract.

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract (i.e., both incremental costs and an allocation of costs directly related to contract activities).

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

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 21.

That cost is recognized in “Staff costs”, together with a corresponding increase in performance share reserve in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as of the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense had the terms not been modified, provided the original terms of the award are met. An additional expense, measured as of the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 9).

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

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts, to hedge its foreign currency risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value through profit or loss. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures

New and amended standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3 Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact, to the Group.

Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IFRS 17 Insurance Contracts

In June 2020, the IASB issued Amendments to IFRS 17 Insurance Contracts (“IFRS 17”), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (“IFRS 4”) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts

IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With publication of the phase two amendments, the IASB has completed its work in response to IBOR reform.

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (“RFR”).

The amendments include a practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest. Inherent in allowing the use of this practical expedient is the requirement that the transition from an IBOR benchmark rate to an RFR takes place on an economically equivalent basis with no value transfer having occurred. The practical expedient is required for entities applying IFRS 4 that are using the exemption from IFRS 9 (and, therefore, apply IAS 39) and for IFRS 16 Leases, to lease modifications required by IBOR reform.

The amendments permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Permitted changes include redefining the hedged risk to reference an RFR and redefining the description of the hedging instruments and/or the hedged item to reflect the RFR. Entities are allowed until the end of the reporting period, during which a modification required by IBOR reform is made, to complete the changes.

The amendments provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component. The relief allows entities upon designation of the hedge, to assume that separately identifiable requirement is met, provided the entity reasonably expects the RFR risk component to become separately identifiable within the next 24 months.

Additional disclosures

IFRS 7 Financial Instruments: Disclosures includes the following:

•	How the entity is managing the transition to RFRs, its progress and the risks to which it is exposed arising from financial instruments due to IBOR reform.

•	Disaggregated by each significant IBOR benchmark, quantitative information about financial instruments that have yet to transition to RFRs

•	If IBOR reform has given rise to changes in the entity’s risk management strategy, a description of these changes

The amendments are effective for annual periods beginning on or after January 1, 2021 with earlier application permitted. While application is retrospective, an entity is not required to restate prior periods. The amendments are not expected to have a material impact on the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement

•	That a right to defer must exist at the end of the reporting period

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The amendments are not expected to have a material impact on the Group.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Group.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. The amendments are not expected to have a material impact on the Group.

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The amendments are not expected to have a material impact on the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

IFRS 9 Financial Instruments – Fees in the “10 per cent” test for de-recognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendments are not expected to have a material impact on the Group.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On March 31, 2021, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. A lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification, if all the following conditions are met:

•	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•	Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

•	There is no substantive change to other terms and conditions of the lease.

The amendment applies to annual reporting periods beginning on or after April 1, 2021. Earlier application is permitted. The amendments are not expected to have a material impact on the Group.

IAS 41 Agriculture – Taxation in fair value measurements

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

An entity applies the amendment prospectively to fair value measurements on or after the beginning of the first annual reporting period beginning on or after January 1, 2022 with earlier adoption permitted. This standard is not applicable to the Group.

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

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

•	Capital management (Note 32)

•	Financial risk management objectives and policies (Note 31)

•	Sensitivity analyses disclosures (Note 12 and 31)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Judgments

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

Derecognition of bills receivable

The Group sell bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the derecognition of bills receivable when discounted, the management believes that the contractual right to receive the cash flows from the asset have terminated with the Group, but transferred to the banks. Accordingly, bills receivable are derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 15.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2019 and 2020 are RMB 423.0 million and RMB 400.2 million (US$61.8 million) respectively, and primarily relate to unutilized capital allowances and investment allowances, as well as other unrecognized temporary differences relating to asset impairment and deferred grants. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by RMB 157.6 million (US$24.3 million) for year ended December 31, 2020 (2019: RMB 162.0 million).

Development costs

Development costs are capitalized in accordance with the accounting policy in Note 2.3 (l). Capitalization of development costs is based on management’s judgement to determine what constitutes development activities, and when a development project moves from the research phase into development phase. In addition, management’s judgement is required to determine the nature of the expenses that qualify for capitalization.

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next eight to ten years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill, development costs and trademarks recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 12.

4.	Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2019	31.12.2020
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Machinery Monopoly Development Co., Ltd	People’s Republic of China	54.9	54.9
Guangxi Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Equipment Mould Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4
Jining Yuchai Engine Company Limited	People’s Republic of China	76.4	76.4
Yuchai Remanufacturing Services (Suzhou) Co., Ltd.	People’s Republic of China	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.2

The Group has the following subsidiary that has non-controlling interests (“NCI”) that are material to the Group.

	31.12.2018	31.12.2019	31.12.2020
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

	31.12.2018 RMB’000	31.12.2019 RMB’000	31.12.2020 RMB’000	31.12.2020 US$’000
Accumulated balances of material NCI
Yuchai		2,603,227	2,624,933	405,627

Profit allocated to material NCI
Yuchai	252,394	254,284	229,231	35,423

Dividends paid to material NCI
Yuchai	135,905	207,514	207,514	32,067

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

31.12.2018
Yuchai RMB’000
Summarized statement of comprehensive income
Revenue	16,210,467

Profit after tax	972,010

Total comprehensive income for the year	867,438

Attributable to NCI	252,394

Summarized statement of cash flows
Operating	701,716
Investing	(331,416)
Financing	(66,975)

Net increase in cash and cash equivalents	303,325

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

31.12.2019
Yuchai RMB’000
Summarized statement of financial position
Current assets	16,444,627
Non-current assets, excluding goodwill	6,160,217
Goodwill	212,636
Current liabilities	(11,162,938)
Non-current liabilities	(964,084)

Net assets	10,690,458

Total equity	10,690,458

Attributable to NCI	2,603,227

Summarized statement of comprehensive income
Revenue	17,980,304

Profit after tax	825,807

Total comprehensive income for the year	828,861

Attributable to NCI	254,284

Summarized statement of cash flows
Operating	1,632,557
Investing	(858,904)
Financing	(656,576)

Net increase in cash and cash equivalents	117,077

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

	31.12.2020
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position
Current assets	18,395,754	2,842,667
Non-current assets, excluding goodwill	6,722,233	1,038,776
Goodwill	212,636	32,858
Current liabilities	(13,035,680)	(2,014,384)
Non-current liabilities	(1,293,007)	(199,806)

Net assets	11,001,936	1,700,111

Total equity	11,001,936	1,700,111

Attributable to NCI	2,624,933	405,627

Summarized statement of comprehensive income
Revenue	20,557,660	3,176,743

Profit after tax	829,042	128,111

Total comprehensive income for the year	826,214	127,674

Attributable to NCI	229,231	35,423

Summarized statement of cash flows
Operating	1,476,034	228,089
Investing	(794,291)	(122,741)
Financing	(505,997)	(78,191)

Net increase in cash and cash equivalents	175,746	27,157

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling interests are:

At the end of the reporting period, cash and cash equivalents of RMB 5,289.2 million (US$817.3 million) (2019: RMB 5,112.8 million) held in the PRC are subject to local exchange control regulations. These regulations place restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

Acquisition of ownership in subsidiaries, without change in control in 2019

In February 2019, Yuchai acquired 7.5% of equity interest in YC Europe Co., Ltd. (“YC Europe”) from non-controlling interest for a cash consideration of RMB 0.1 million (less than US$0.1 million). As a result, Yuchai’s shareholding in YC Europe increased from 67.5% to 75.0%.

5.	Investment in joint ventures

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Share of profit/(loss) of joint ventures, net of tax:
Y & C Engine Co., Ltd	17,612	28,484	(44,016)	(6,802)
MTU Yuchai Power Co., Ltd.	(6,882)	594	3,238	500
Eberspaecher Yuchai Exhaust Technology Co., Ltd	—	(9,366)	(19,157)	(2,960)
Other joint ventures.	963	(497)	513	79

	11,693	19,215	(59,422)	(9,183)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Carrying amount of investments:
Y & C Engine Co., Ltd	176,082	145,599	22,499
MTU Yuchai Power Co., Ltd	59,931	62,217	9,614
Eberspaecher Yuchai Exhaust Technology Co., Ltd (i)	31,794	12,638	1,953
Other joint ventures	6,184	6,666	1,030

	273,991	227,120	35,096

Note:

(i)

Eberspaecher Yuchai was incorporated on December 5, 2018. In March 2019 and December 2019, the Group injected RMB 17.6 million and RMB 23.5 million respectively into Eberspaecher Yuchai as payment of its investment.

The Group has interests in the following joint ventures:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2019	31.12.2020
			%	%
Held by subsidiaries

HL Heritage Sdn. Bhd.	Property development and property investment holdings	Malaysia	30.1	30.1

Shanghai Hengshan Equatorial Hotel Management Co., Ltd.	Hotel and property management	People’s Republic of China	24.6	24.6

Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services	People’s Republic of China	34.4	34.4

Guangxi Yineng IOT Science & Technology Co., Ltd.	Design, development, management and marketing of an electronic operations management platform	People’s Republic of China	15.3	15.3

MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”)	Manufacture off-road diesel engines	People’s Republic of China	38.2	38.2

Eberspaecher Yuchai Exhaust Technology Co. Ltd (“Eberspaecher Yuchai”)	Application development, production, sales and service on engine exhaust control systems	People’s Republic of China	37.4	37.4

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

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

In 2019 and 2020, the Group has performed an impairment evaluation of its investments in joint ventures and no impairment was required.

	31.12.2018
	Y & C	MTU Yuchai Power	Total
	RMB’000	RMB’000	RMB’000
Revenue	1,443,238	160,580	1,603,818
Depreciation and amortization	(45,254)	(3,744)	(48,998)
Interest expense	(24,605)	(1,689)	(26,294)
Profit/(loss) for the year, representing total comprehensive income for the year	43,359	(4,197)	39,162

Proportion of the Group’s ownership	45%	50%

Group’s share of profit/(loss)	19,512	(2,099)
Unrealized profit on transactions with joint venture	(1,900)	(4,783)

Group’s share of profit/(loss) of significant joint ventures	17,612	(6,882)	10,730

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures			963

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year			11,693

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

	31.12.2019
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets	774,046	78,362	24,001	876,409
Current assets
- Cash and bank balances	164,942	9,265	54,567	228,774
- Others	1,060,805	221,482	7,970	1,290,257

Total assets	1,999,793	309,109	86,538	2,395,440

Non-current liabilities	(84,154)	—	—	(84,154)
Current liabilities
- Others	(1,396,116)	(179,680)	(21,651)	(1,597,447)

Total liabilities	(1,480,270)	(179,680)	(21,651)	(1,681,601)

Equity	519,523	129,429	64,887	713,839

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of net assets	233,786	64,714	31,794
Unrealized profit on transactions with joint venture	(57,704)	(4,783)	—

Carrying amount of significant joint ventures	176,082	59,931	31,794	267,807

Carrying amount of other joint ventures				6,184

Carrying amount of the investment in joint ventures				273,991

	31.12.2019
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	2,404,244	178,796	3,509	2,586,549
Depreciation and amortization	(26,099)	(6,379)	(25)	(32,503)
Interest expense	(29,606)	(5,017)	—	(34,623)
Profit/(loss) for the year, representing total comprehensive income for the year	44,484	600	(19,114)	25,970

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of profit/(loss)	20,018	300	(9,366)
Unrealized profit on transactions with joint venture	8,466	294	—

Group’s share of profit/(loss) of significant joint ventures	28,484	594	(9,366)	19,712

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(497)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year				19,215

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

	31.12.2020
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Non-current assets	740,423	71,635	45,583	857,641	132,530
Current assets
- Cash and bank balances	160,844	43,056	2,273	206,173	31,860
- Others	1,287,935	266,123	43,895	1,597,953	246,929

Total assets	2,189,202	380,814	91,751	2,661,767	411,319

Non-current liabilities	(417,759)	—	—	(417,759)	(64,556)
Current liabilities
- Others	(1,340,704)	(244,963)	(65,960)	(1,651,627)	(255,223)

Total liabilities	(1,758,463)	(244,963)	(65,960)	(2,069,386)	(319,779)

Equity	430,739	135,851	25,791	592,381	91,540

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of net assets	193,833	67,926	12,638
Unrealized profit on transactions with joint venture	(48,234)	(5,709)	—

Carrying amount of significant joint ventures	145,599	62,217	12,638	220,454	34,066

Carrying amount of other joint ventures				6,666	1,030

Carrying amount of the investment in joint ventures				227,120	35,096

	31.12.2020
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue	3,021,877	307,699	45,966	3,375,542	521,617
Depreciation and amortization	(59,406)	(2,350)	(360)	(62,116)	(9,599)
Interest expense, net	(40,709)	(1,983)	—	(42,692)	(6,597)
Profit/(loss) for the year, representing total comprehensive income for the year	(88,785)	6,421	(39,095)	(121,459)	(18,769)

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of profit/(loss)	(39,953)	3,211	(19,157)
Unrealized profit on transactions with joint venture	(4,063)	27	—

Group’s share of profit/(loss) of significant joint ventures	(44,016)	3,238	(19,157)	(59,935)	(9,262)

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				513	79

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year				(59,422)	(9,183)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

Note:

As of December 31, 2020, the Group’s share of joint ventures’ capital commitment that are contracted but not paid was RMB 2.1 million (US$0.3 million) (2019: RMB 81.0 million).

As of December 31, 2020, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totaled RMB 40.1 million (US$6.2 million) (2019: RMB 45.0 million).

As of December 31, 2020, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were RMB 58.4 million (US$9.0 million) (2019: RMB 11.4 million).

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:

The Group’s share of cash and cash equivalents of RMB 30.4 million (US$4.7 million) (2019: RMB 44.8 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

As of December 31, 2020, the Group’s share of restricted cash of RMB 65.2 million (US$10.1 million) (2019: RMB 60.8 million) which was used as collateral by the banks for the issuance of bills to suppliers.

As of December 31, 2020, the Group’s share of bills receivables of RMB 28.6 million (US$4.4 million) (2019: RMB 50.8 million) which was used as collateral by banks for the issuance of bills to suppliers.

6.	Revenue from contracts with customers

6.1	Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	31.12.2018
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	4,934,435	—	4,934,435
Medium-duty engines	5,537,164	—	5,537,164
Light-duty engines	2,481,554	—	2,481,554
Other products and services (i)	3,213,237	—	3,213,237
Revenue from hospitality operations	44,077	52,781	96,858

Total revenue from contracts with customers	16,210,467	52,781	16,263,248

Geographical markets
People’s Republic of China	16,119,896	—	16,119,896
Other countries	90,571	52,781	143,352

Total revenue from contracts with customers	16,210,467	52,781	16,263,248

Timing of revenue recognition
At a point in time	16,166,390	—	16,166,390
Over time	44,077	52,781	96,858

Total revenue from contracts with customers	16,210,467	52,781	16,263,248

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Revenue from contracts with customers (cont’d)

6.1	Disaggregated revenue information (cont’d)

	31.12.2019
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	6,189,934	—	6,189,934
Medium-duty engines	5,583,982	—	5,583,982
Light-duty engines	2,429,248	—	2,429,248
Other products and services (i)	3,732,436	—	3,732,436
Revenue from hospitality operations	44,704	35,781	80,485

Total revenue from contracts with customers	17,980,304	35,781	18,016,085

Geographical markets
People’s Republic of China	17,913,615	—	17,913,615
Other countries	66,689	35,781	102,470

Total revenue from contracts with customers	17,980,304	35,781	18,016,085

Timing of revenue recognition
At a point in time	17,935,600	—	17,935,600
Over time	44,704	35,781	80,485

Total revenue from contracts with customers	17,980,304	35,781	18,016,085

	31.12.2020
Segments	Yuchai	HLGE	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Type of goods or services
Heavy-duty engines	6,725,312	—	6,725,312	1,039,252
Medium-duty engines	6,626,629	—	6,626,629	1,024,003
Light-duty engines	2,356,168	—	2,356,168	364,095
Other products and services (i)	4,809,921	—	4,809,921	743,269
Revenue from hospitality operations	39,630	23,510	63,140	9,757

Total revenue from contracts with customers	20,557,660	23,510	20,581,170	3,180,376

Geographical markets
People’s Republic of China	20,504,288	—	20,504,288	3,168,496
Other countries	53,372	23,510	76,882	11,880

Total revenue from contracts with customers	20,557,660	23,510	20,581,170	3,180,376

Timing of revenue recognition
At a point in time	20,518,030	—	20,518,030	3,170,619
Over time	39,630	23,510	63,140	9,757

Total revenue from contracts with customers	20,557,660	23,510	20,581,170	3,180,376

Note:

(i)	included sales of power generator sets, engine components, service-type maintenance services and others.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.	Revenue from contracts with customers (cont’d)

6.2	Contract balances

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Trade receivables (Note 15)	737,067	289,048	44,666
Capitalized contract cost	136,457	127,704	19,734
Contract liabilities (Note 24)	436,622	935,462	144,556

Trade receivables are non-interest bearing and are generally on terms of 60 days.

The contract liabilities comprise short-term advance received from customers and unfulfilled service-type maintenance service. The advance received from customers is recognized as revenue upon the delivery of goods, and the contract liability arising from unfulfilled service-type warranty is recognized upon the completion of the maintenance services. According to the business customary practice, the remaining performance obligations (unfulfilled service-type maintenance service) at the year-end is expected to be satisfied within 1-3 years.

The significant increase in contract liabilities as at December 31, 2020 was mainly due to increase in advance payment from customers as of the year-end for future product deliveries.

(a)	Set out below is the amount of revenue recognized from:

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Amounts include in contract liabilities	72,321	363,464	56,166

(b)	Capitalized contract costs

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Capitalized contract costs relating to service fee charges on development of technology know-how
At January 1	44,434	136,457	21,086
Addition	93,549	24,147	3,731
Reclassified to development costs	—	(21,519)	(3,325)
Released to consolidated statement of profit or loss	(1,526)	(11,381)	(1,758)

At December 31	136,457	127,704	19,734

6.3	Performance obligations

The transaction price allocated to the remaining unsatisfied performance obligations as of 31 December are, as follows:

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Within one year	127,326	112,454	17,377
More than one year	53,813	67,269	10,396

Total unfulfilled service-type maintenance service (Note 24)	181,139	179,723	27,773

The remaining performance obligations expected to be recognized in more than one year relate to the unfulfilled maintenance service that is to be satisfied within 3 years.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.1	Depreciation, amortization, shipping and handling expenses

(a)	Depreciation and amortization expenses

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Amortization of intangible assets	—	1,012	1,012	156
Amortization of prepaid operating lease	12,724	—	—	—
Depreciation of investment property	884	380	376	58
Depreciation of property, plant and equipment	420,277	422,859	450,092	69,552
Depreciation of right-of-use assets (i)	—	40,958	43,127	6,664

	433,885	465,209	494,607	76,430

Note:

(i)	In 2020, COVID-19 related rent rebate received from lessors of RMB 0.2 million (less than US$ 0.1 million) has been offset against the depreciation of right-of-use assets.

Depreciation and amortization expenses are included in the following captions:

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	312,769	315,445	327,866	50,664
Research and development expenses	26,751	16,470	26,815	4,144
Selling, general and administrative expenses	94,365	133,294	139,926	21,622

	433,885	465,209	494,607	76,430

(b)	Shipping and handling expenses

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Selling, general and administrative expenses	211,971	221,255	237,683	36,729

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.2	(a) Other operating income

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	147,244	177,261	166,970	25,801
Dividend income from quoted equity securities	1,992	959	166	26
Gain on disposal of:
- property, plant and equipment	8,835	—	—	—
- quoted equity securities	—	11,528	874	135
- right-of-use assets	—	9,237	2,574	398
Government grants	32,237	122,371	209,793	32,419
Fair value gain on quoted equity securities	—	1,118	—	—
Fair value gain on foreign exchange forward contract	4,529	—	999	154
Realised foreign exchange gain, net	5,306	3,604	1,390	215
Unrealised foreign exchange gain, net	(4,235)	4,679	1,827	282
Others	9,235	16,404	15,676	2,423

	205,143	347,161	400,269	61,853

7.2	(b) Other operating expenses

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Fair value loss on quoted equity securities	3,433	—	1,196	185
Fair value loss on foreign exchange forward contract	—	5,529	—	—
Loss on disposal of property, plant and equipment	—	645	4,183	646
Provision for onerous contract	—	—	13,639	2,108
Others	9,030	2,501	2,304	356

	12,463	8,675	21,322	3,295

7.3	Finance costs

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	71,513	76,721	95,357	14,735
Bills discounting	36,826	47,212	49,738	7,686
Bank charges	4,749	4,945	3,877	599
Interest on lease liabilities (Note 17)	—	2,918	2,198	340

	113,088	131,796	151,170	23,360

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.4	Staff costs

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	1,176,465	1,122,712	1,364,751	210,893
Contribution to defined contribution plans	296,073	324,623	287,830	44,478
Executive bonuses	57,674	59,791	59,908	9,257
Staff welfare	76,689	82,692	94,982	14,677
Staff severance cost	28,018	15,454	19,712	3,046
Others	8,441	6,012	3,439	532

	1,643,360	1,611,284	1,830,622	282,883

Staff costs are included in the following captions:

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	822,570	808,763	912,304	140,977
Research and development expenses	213,826	243,049	258,118	39,886
Selling, general and administrative expenses	606,964	559,472	660,200	102,020

	1,643,360	1,611,284	1,830,622	282,883

8.	Income tax expense

The major components of income tax expense for the years ended December 31, 2018, 2019 and 2020 are as follows:

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000

Current income tax
- Current year	209,448	193,878	180,254	27,854
- Over provision in respect of prior years	(729)	(6,985)	(124)	(19)
Deferred tax
- Movement in temporary differences	(2,052)	(14,274)	12,543	1,938
- Over provision in respect of prior years	—	—	(135)	(20)

Consolidated income tax expense reported in the statement of profit or loss	206,667	172,619	192,538	29,753

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.	Income tax expense (cont’d)

Income tax expense reported in the consolidated statement of profit or loss differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2018, 2019 and 2020 for the following reasons:

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000

Accounting profit before tax	1,181,067	1,033,319	971,864	150,180
Computed tax expense at 15% (2019: 15%, 2018: 15%)	177,160	154,998	145,780	22,527
Adjustments resulting from:
Non-deductible expenses	5,146	3,982	9,188	1,420
Tax-exempt income	(3,634)	(6,171)	(601)	(93)
Utilization of deferred tax benefits previously not recognized	(5,518)	(5,076)	(1,996)	(308)
Deferred tax benefits not recognized	2,183	6,613	6,097	942
Tax credits for research and development expense	(22,407)	(31,863)	(26,329)	(4,068)
Tax rate differential	24,437	26,223	24,251	3,747
Over provision in respect of previous years	(729)	(6,985)	(259)	(39)
Withholding tax expense	30,029	30,898	36,332	5,614
Others	—	—	75	11

Total	206,667	172,619	192,538	29,753

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2019	31.12.2020	31.12.2020	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000

Accelerated tax depreciation	(44,920)	(100,802)	(15,577)	(12,432)	(17,366)	(55,882)	(8,635)
Interest receivable	(1,644)	(1,937)	(299)	(1,478)	608	(293)	(45)
PRC withholding tax on dividend income (i)	(106,922)	(112,456)	(17,378)	(29,842)	(30,721)	(36,255)	(5,602)
Impairment of property, plant and equipment	6,648	40,104	6,197	3,624	(9,295)	33,456	5,170
Write-down of inventories	18,403	22,628	3,497	(1,433)	2,343	4,225	653
Allowance for doubtful account receivables	10,077	8,056	1,245	(2,199)	4,900	(2,021)	(312)
Accruals	250,662	298,766	46,168	(186)	46,108	48,149	7,440
Deferred income	107,731	108,942	16,834	43,820	12,232	1,211	187
Others	29,439	24,441	3,777	2,178	5,465	(4,998)	(774)

Deferred tax benefits/(expenses)				2,052	14,274	(12,408)	(1,918)

Net deferred tax assets	269,474	287,742	44,464

Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	422,960	400,198	61,842
Deferred tax liabilities	(153,486)	(112,456)	(17,378)

	269,474	287,742	44,464

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.	Income tax expense (cont’d)

Deferred tax (cont’d)

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

At January 1	(106,922)	(106,922)	(16,522)
Provision made to consolidated statement of profit or loss	(30,721)	(36,255)	(5,602)
Utilization	30,721	30,721	4,746

December 31	(106,922)	(112,456)	(17,378)

The Corporate Income Tax (“CIT”) law provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profit earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a deferred tax liability for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2020, the deferred tax liability for withholding tax payable was RMB 112.5 million (US$17.4 million) (2019: RMB 106.9 million). The amount of unrecognized deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 236.4 million (US$36.5 million) (2019: RMB 253.5 million).

Deferred tax assets have not been recognized in respect of the following items:

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Unutilized tax losses	414,226	404,215	62,463
Unutilized capital allowances and investment allowances	107,613	105,622	16,322
Other unrecognized temporary differences relating to asset impairment and deferred grants	215,296	204,423	31,589

	737,135	714,260	110,374

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

9.	Earnings per share

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

Basic earnings per share

The calculation of basic earnings per share is based on:

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Profit attributable to ordinary equity holders of the parent	695,266	604,914	548,903	84,821

Weighted average number of ordinary shares	40,858,290	40,858,290	40,858,290	40,858,290

Diluted earnings per share

The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2018	31.12.2019	31.12.2020
Weighted average number of shares issued, used in the calculation of basic earnings per share	40,858,290	40,858,290	40,858,290
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares adjusted for effect of dilution	40,858,290	40,858,290	40,858,290

In 2020, 470,000 (2019: 470,000; 2018: 470,000) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

There have been no other transactions involving ordinary shares or potential ordinary share since the reporting date and before the completion of these financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

10.	Property, plant and equipment

	Freehold land RMB’000	Leasehold buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000
Cost
At January 1, 2019	14,430	2,342,545	470,188	5,238,702	193,019	117,683	8,376,567
Additions	—	14,851	884,145	4,260	6,763	8,261	918,280
Disposals	—	(762)	—	(15,468)	(902)	(12,035)	(29,167)
Transfers	—	45,412	(317,294)	268,896	2,986	—	—
Write-off	—	(27,911)	—	(211,589)	(7,126)	(1,442)	(248,068)
Translation difference	406	1,955	(4)	221	414	34	3,026

At December 31, 2019 and January 1, 2020	14,836	2,376,090	1,037,035	5,285,022	195,154	112,501	9,020,638
Additions	—	16,273	487,725	20,617	14,066	16,166	554,847
Disposals	—	(4,664)	—	(260,996)	(3,604)	(4,742)	(274,006)
Transfers	—	75,264	(823,981)	741,218	7,323	176	—
Write-off	—	(9,759)	—	(53,917)	(8,983)	(912)	(73,571)
Translation difference	(744)	(3,825)	(63)	(459)	(866)	(131)	(6,088)

At December 31, 2020	14,092	2,449,379	700,716	5,731,485	203,090	123,058	9,221,820

Accumulated depreciation and impairment
At January 1, 2019	499	768,320	—	3,645,984	133,524	71,740	4,620,067
Charge for the year	—	105,818	—	311,402	25,324	10,675	453,219 *
Disposals	—	(284)	—	(11,467)	(547)	(11,597)	(23,895)
Write-off	—	(25,376)	—	(210,253)	(6,883)	(1,419)	(243,931)
Impairment loss	—	—	—	3,950	—	—	3,950
Translation difference	14	325	—	134	292	19	784

At December 31, 2019 and January 1, 2020	513	848,803	—	3,739,750	151,710	69,418	4,810,194
Charge for the year	—	92,034	—	357,434	19,913	8,939	478,320 *
Disposals	—	(1,102)	—	(253,121)	(3,218)	(4,058)	(261,499)
Write-off	—	(4,660)	—	(51,910)	(8,719)	(865)	(66,154)
Impairment loss	—	—	—	3,920	—	—	3,920
Translation difference	(26)	(685)	—	(269)	(651)	(90)	(1,721)

At December 31, 2020	487	934,390	—	3,795,804	159,035	73,344	4,963,060

Net book value
At December 31, 2019	14,323	1,527,287	1,037,035	1,545,272	43,444	43,083	4,210,444

At December 31, 2020	13,605	1,514,989	700,716	1,935,681	44,055	49,714	4,258,760

US$’000	2,102	234,109	108,280	299,118	6,808	7,683	658,100

*	In 2020, RMB 28.2 million (US$4.4 million) (2019: RMB 21.6 million) and RMB Nil (US$Nil) (2019: RMB 8.8 million) were capitalized as intangible assets and capitalized contract cost, respectively.

An impairment loss of RMB 3.9 million (US$0.6 million) (2019: RMB 4.0 million; 2018: RMB 30.2 million) was charged to the consolidated statement of profit or loss under “Cost of sales” for the Group’s property, plant and equipment within the Yuchai segment. The impairment loss was due to assets that were not in use.

As of December 31, 2019 and 2020, there was no property, plant and equipment pledged to secure bank facilities.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

11.	Investment property

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Cost
At January 1	33,972	34,940	5,399
Translation difference	968	(1,753)	(271)

At December 31	34,940	33,187	5,128

Accumulated depreciation
At January 1	27,207	28,388	4,387
Charge for the year	380	376	58
Translation difference	801	(1,406)	(218)

At December 31	28,388	27,358	4,227

Net carrying amount	6,552	5,829	901

Fair value	11,419	11,954	1,847

Consolidated statements of profit or loss:
Rental income from an investment property	375	230	36
Direct operating expenses (including repairs, maintenance and depreciation expense) arising from the rental generating property	(294)	(180)	(28)

The Group has no restrictions on the realizable of its investment property and no contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancement.

The fair value is determined by independent professional qualified assessor. The fair value of investment property is determined by the market comparison and cost methods. In valuing the investment property, due consideration is given to factors such as location and size of building, building infrastructure, market knowledge and historical comparable transactions to arrive at their opinion of value.

The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement

2020	Market comparison and cost method	Comparable price: - RMB 172 to RMB 418 (US$27 to US$65) per square foot	The estimated fair value increases with higher comparable price

2019	Market comparison and cost method	Comparable price: - RMB 166 to RMB 440 per square foot	The estimated fair value increases with higher comparable price

China Yuchai International Limited

Notes to the Consolidated Financial Statements

12.	Intangible assets

	Technology Know-how	Development costs	Goodwill	Trademarks	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2019	136,822	195,879	218,311	—	551,012
Addition	—	366,708	—	169,811	536,519

At December 31, 2019 and January 1, 2020	136,822	562,587	218,311	169,811	1,087,531
Addition	—	530,836	—	—	530,836

At December 31, 2020	136,822	1,093,423	218,311	169,811	1,618,367

Accumulated amortization and impairment
At January 1, 2019	126,700	—	5,675	—	132,375
Amortization	1,012	—	—	—	1,012

At December 31, 2019 and January 1, 2020	127,712	—	5,675	—	133,387
Amortization	1,012	—	—	—	1,012

At December 31, 2020	128,724	—	5,675	—	134,399

Net carrying amount
At December 31, 2019	9,110	562,587	212,636	169,811	954,144

At December 31, 2020	8,098	1,093,423	212,636	169,811	1,483,968

US$’000	1,251	168,965	32,858	26,241	229,315

Goodwill

Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Yuchai	212,636	212,636	32,858

Yuchai unit

The Group performs its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a ten-year period. The business of Yuchai is stable since the Group has control in 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax discount rate applied to the cash flow projections was 12.37% (2019: 13.32%) and cash flows beyond the ten-year period are extrapolated using a 6% growth rate (2019: 5.7%) that is the same as the long-term average growth rate for PRC. No impairment was identified for this unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

12.	Intangible assets (cont’d)

Goodwill (cont’d)

Key assumptions used for value in use calculations

Key assumptions used in estimation of value in use were as follows:

•	Profit from operation

•	Discount rate

•	Growth rate used to extrapolate cash flows beyond the forecast period

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

Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long-term rates used to extrapolate the budget for Yuchai are 6.0% and 5.7% for 2020 and 2019 respectively.

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 13.99% (2019: 17.57%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 13.58% (2019: 14.79%) in the Yuchai unit would result in impairment.

Growth rate assumptions – Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. A reduction to 3.60% (2019: 2.40%) in the long-term growth rate in Yuchai unit would result in impairment.

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

In 2018, the development for 4Y20 engine platform was completed and the technical development costs with carrying amount of RMB 10.1 million as of December 31, 2017 was reclassified as the Group’s technology know-how.

In late 2018, the Group has commenced the production of 4Y20 engine. Since 2019 the production volume has gradually ramped up to meet the market demand and management believe that there is no indicator for further impairment in 2019 and 2020. Management has also considered there is no significant changes in the market and economic that will have a favorable effect to the recoverable amount of the intangible asset and had concluded that there is no reversal of impairment to be recognized in 2020.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

12.	Intangible assets (cont’d)

Development costs

During 2019 and 2020, the Group has capitalized development costs of RMB 366.7 million and RMB 530.8 million (US$ 82.0 million), respectively, for new engines that comply with National VI and Tier 4 emission standards. As of December 31, 2020, the total capitalized development costs are RMB 1,093.4 million (US$ 169.0 million). These development costs relate to on-going development efforts and, accordingly, have not yet been available for use, and therefore no amortization charges were recorded.

In 2019 and 2020, the Group performs an impairment test on the development costs that are not available for use. No impairment has been identified. The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth, past experience and management best estimation of future business outlook. In 2019, the Group used 10 years forecast and in 2020, in view of current speed of technological change, management shortened the projection period to eight years. Both the 2019 and 2020 cash flow forecasts were based on the updated financial budgets approved by the senior management with no terminal value.

Key assumptions used in estimation of value in use were as follows:

•

Profit from operation – Profit from operation is based on management’s estimate with reference to historical revenue generated, growth rate and estimation of future business outlook. In 2020, the revised business plan projected 8 years, the revenue growth rate is estimated at around 10% year-on-year from 2021 to 2023 due to enforcement of implementation of new emission standard, and decrease to 5% in 2024 and 2025. Management assumed no revenue growth from 2026 to 2028 after reaching the commercial deployment of technology. In 2019, the revenue was estimated to grow significantly from 2020 to 2022, and the growth expected to decrease to 10% to 15% from 2023 to 2025, and subsequently remain at a constant growth rate of 10% from 2026 to 2029.

•

Discount rate – Discount rate reflects management’s estimate of the risks specific to the cash-generating unit and is estimated based on weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the cash-generating unit is obliged to service. This rate is weighted according to the optimal debt/equity structure arrived on the basis of the capitalization structure of the peer group. The Group has applied a pre-tax discount rate of 12.37% (2019: 13.32%).

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 25.94% (2019: 4.53%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 20.05% (2019: 14.13%) would result in impairment.

With regard to the assessment of value in use, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value.

Trademarks

In 2019, Yuchai entered into a trademark license agreement with GY Group under which Yuchai was granted the exclusive and perpetual use of the trademarks listed in the trademark license agreement for a one-time usage fee of RMB 169.8 million.

Management has assessed and concluded that the right granted by the trademark license, according to the terms and conditions of the trademark license agreement, is indefinite.

In 2019 and 2020, the Group performed an annual impairment review by taking Yuchai as a cash – generating unit. Using the same cash flow projection and assumptions for goodwill impairment test disclosed above, management concluded that no impairment charge is to be recognized in 2019 and 2020.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

13.	Inventories

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Raw materials	1,500,034	1,940,119	299,804
Work in progress	35,688	33,211	5,132
Finished goods	1,288,415	2,497,865	385,991

Total inventories at the lower of cost and net realizable value	2,824,137	4,471,195	690,927

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Inventories recognized as an expense in cost of sales	11,471,988	13,167,181	15,501,807	2,395,470
Inclusive of the following charge/(credit):
- Inventories written down	25,194	31,810	82,386	12,731
- Reversal of write-down of inventories	(33,662)	(14,788)	(54,408)	(8,408)

The reversal of write-down of inventory was made when the related inventories were sold above their carrying value.

14.	Other current assets

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Current
Development properties (i)	17,721	16,906	2,612
Quoted equity securities (ii)	9,235	6,258	967

	26,956	23,164	3,579

Note:

(i)

In 2020, no impairment loss was recorded on development properties. In 2019, an impairment loss of RMB 3.0 million on development properties was charged to the consolidated statement of profit or loss under “Cost of sales”.

(ii)

The quoted equity securities are listed on the Singapore Exchange. In 2020, the Group has disposed some of the quoted equity securities for consideration of RMB 1.4 million (US$0.2 million) (2019: RMB 16.4 million) and gain on disposal of RMB 0.9 million (US$0.1 million) (2019: RMB 11.5 million) was recognized in consolidated statement of profit or loss under “Other operating income”.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

15.	Trade and other receivables

	31.12.2019 RMB’000	31.12.2020 RMB’000	31.12.2020 US$’000
Trade receivables, gross	794,678	332,567	51,391
Less: Allowance for expected credit losses	(57,611)	(43,519)	(6,725)

Net trade receivables (Note 6.2)	737,067	289,048	44,666
Bills receivable (i)	7,005,234	7,793,343	1,204,293

Total (Note 34)	7,742,301	8,082,391	1,248,959

Amounts receivable:
- associates and joint ventures (trade)	609	1,266	196
- associates and joint ventures (non-trade)	11,185	11,119	1,718
- related parties (trade)	73,243	9,663	1,493
- related parties (non-trade)	2,092	2,992	462
Staff advances	7,133	3,326	514
Interest receivables	12,224	4,999	772
Bills receivable in transit	8,700	12,620	1,950
Refundable deposits	2,131	283	44
Others	49,218	36,668	5,667
Less: Impairment losses – other receivables (ii)	(5,243)	(6,741)	(1,042)

Other receivables carried at amortized cost (Note 34)	161,292	76,195	11,774
Tax recoverable	223,652	236,400	36,531
Prepayments	63,048	64,102	9,906

Net other receivables	447,992	376,697	58,211

Total trade and other receivables	8,190,293	8,459,088	1,307,170

Note:

(i)	As of December 31, 2020, bills receivable includes bills received from related parties amounted to RMB 1,014.1 million (US$156.7 million) (2019: RMB 1,050.7 million) respectively.

As of December 31, 2019 and 2020, there was no bills receivable pledged to secure bank facilities.

(ii)

This comprised of impairment loss on bills receivable in transit of RMB 6.5 million (US$1.0 million) as of December 31, 2020 (2019: RMB 5.0 million). This impairment loss was charged to the consolidated statement of profit or loss under “Selling, general and administrative expenses”.

Trade receivables are non-interest bearing and are generally on 60 days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

Non-trade balance from associates, joint ventures and other related parties are unsecured, interest-free, and repayable on demand.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

15.	Trade and other receivables (cont’d)

Movement in the allowance for expected credit losses of trade and other receivables is as follows:

	31.12.2019 RMB’000	31.12.2020 RMB’000	31.12.2020 US$’000

At January 1	30,586	62,854	9,713
Debit/(credit) to consolidated statement of profit or loss (under “Selling, general and administrative expenses”)	32,340	(12,349)	(1,908)
Written off	(62)	(242)	(37)
Translation difference	(10)	(3)	(1)

At December 31	62,854	50,260	7,767

As of December 31, 2019 and 2020, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled RMB 2,268.4 million and RMB 2,225.1 million (US$343.8 million) respectively. All bills receivable discounted have contractual maturities within 12 months at time of discounting.

As of December 31, 2019 and 2020, outstanding bills receivable endorsed to suppliers with recourse obligation were RMB 1,120.3 million and RMB 1,834.5 million (US$283.5 million) respectively.

As of December 31, 2019 and 2020, gross trade receivables due from a major customer group, Dongfeng Automobile Co., Ltd. and its affiliates (the “Dongfeng companies”) were RMB 136.4 million and RMB 17.6 million (US$2.7 million), respectively. See Note 31 for further discussion of customer concentration risk.

For terms and conditions relating to related parties, refer to Note 28.

16.	Cash and cash equivalents

Long-term bank deposits

Short-term bank deposits

Restricted cash

	31.12.2019 RMB’000	31.12.2020 RMB’000	31.12.2020 US$’000
Non-current
Long-term bank deposits (i)	50,000	140,000	21,634

Current
Cash and cash equivalents	5,753,268	5,877,647	908,264
Short-term bank deposits (ii)	356,543	258,756	39,985
Restricted cash	231,107	171,135	26,445

	6,340,918	6,307,538	974,694

Cash and bank balances	6,390,918	6,447,538	996,328

Note:

(i)

In 2020, YMMC has placed new three-year time deposits of RMB 90.0 million (US$13.9 million) (2019: RMB 50.0 million) at annual interest rate range from 3.85% to 3.99% (2019: 3.99% to 4.13%) with certain banks. These long-term deposits are not considered to be cash equivalents.

(ii)

Short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2020 for the Group ranged from 0.23% to 2.25% (2019: 1.78% to 3.65%). These short-term bank deposits are not considered as cash equivalents.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

16.	Cash and cash equivalents

Long-term bank deposits

Short-term bank deposits

Restricted cash (cont’d)

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term and short-term bank deposits) as of December 31, 2020 for the Group ranged from 0.1% to 1.55% (2019: 1.50% to 3.15%).

As at December 31, 2020, there is fixed deposits of RMB130.8 million (US$ 20.2 million) held with a related party (2019: Nil).

As of December 31, 2020, the Group’s restricted cash of RMB 171.1 million (US$26.4 million) (2019: RMB 231.1 million) was used as collateral by the banks for the issuance of bills to suppliers.

As of December 31, 2019 and 2020, the Group had RMB 295.0 million and RMB 491.9 million (US$76.0 million) respectively, of undrawn borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2018, 2019 and 2020 were RMB 0.2 million, RMB 0.2 million and less than RMB 0.1 million (less than US$0.1 million) respectively.

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following at December 31:

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Cash at banks and on hand	5,205,605	5,466,288	844,697
Short-term bank deposits (i)	547,663	411,359	63,567

Cash and cash equivalents	5,753,268	5,877,647	908,264

Note:

(i)

This relates to other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

17.	Leases

Group as a lessee

The Group has lease contracts for land, motor vehicles, office space and staff accommodations used in its operations. These leases are generally with lease term of between 1 and 6 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets.

The Group also has certain leases of office space and staff accommodations with lease terms of 12 months or less. The Group has applied the “short-term leases” recognition exemptions for these leases.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

17.	Leases (cont’d)

Group as a lessee (cont’d)

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year.

	Leasehold land RMB’000	Building and office space RMB’000	Office furniture, fittings and equipment RMB’000	Total RMB’000	Total US$’000

At January 1, 2019	369,925	76,644	39	446,608	69,014
Addition	—	11,473	—	11,473	1,773
Depreciation expenses	(14,347)	(26,597)	(14)	(40,958)	(6,329)
Disposal	(1,771)	—	—	(1,771)	(274)
Translation difference	—	36	(4)	32	5

At December 31, 2019 and January 1, 2020	353,807	61,556	21	415,384	64,189
Addition	2,058	13,198	—	15,256	2,357
Depreciation expenses	(14,102)	(29,182)	(14)	(43,298)	(6,691)
Disposal	(3,198)	—	—	(3,198)	(494)
Translation difference	—	(142)	(1)	(143)	(22)

At December 31, 2020	338,565	45,430	6	384,001	59,339

Set out below are the carrying amounts of lease liabilities and the movements during the year:

	2019	2020	2020
	RMB’000	RMB’000	US$’000
At January 1	96,852	60,007	9,273
Additions	11,473	15,256	2,357
Accretion of interest (Note 7.3)	2,918	2,198	340
Payments	(51,283)	(37,561)	(5,805)
Translation difference	47	(122)	(18)

At December 31	60,007	39,778	6,147

Current (Note 25)	28,633	22,755	3,516
Non-current (Note 25)	31,374	17,023	2,631

Total	60,007	39,778	6,147

The maturity analysis of lease liabilities is disclosed in Note 25.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

17.	Leases (cont’d)

Group as a lessee (cont’d)

The following are the amounts recognized in profit of loss:

	2019 RMB’000	2020 RMB’000	2020 US$’000

Depreciation charge for right-of-use assets	40,958	43,127	6,664
Interest expenses on lease liabilities (Note 7.3)	2,918	2,198	340
Expenses relating to short-term leases (included in selling, general and administrative costs and research and development cost)	14,341	14,313	2,212

Total amount recognized in profit or loss	58,217	59,638	9,216

In 2020, the Group had total cash outflows for leases of RMB 51.9 million (US$8.0 million) (2019: RMB 65.6 million). The Group also had non-cash additions to right-of-use assets and lease liabilities of RMB 15.3 million (US$2.4 million) in 2020 (2019: RMB 11.5 million). The future cash outflows relating to leases that have not yet commenced are disclosed in Note 29.

Group as a lessor

The Group has entered into operating leases on some of its assets, including surplus office and warehouse. Theses leases have terms between 1 to 15 years. Rental income recognized by the Group during the year is RMB 13.3 million (US$2.1 million) (2019: RMB 11.9 million).

Future minimum rental receivables under non-cancellable operating leases as of 31 December are as follows:

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Within 1 year
- related parties	1,787	902	139
- joint venture	2,691	2,590	400
- third parties	892	5,058	782
After 1 year but within 5 years
- related parties	660	—	—
- joint venture	10,526	10,720	1,657
- third parties	1,504	13,305	2,056
After than 5 years
- joint venture	5,643	14,141	2,185
- third parties	889	4,392	679

	24,592	51,108	7,898

China Yuchai International Limited

Notes to the Consolidated Financial Statements

18.	Issued capital

		31.12.2019 thousands	31.12.2020 thousands
Issued capital
Authorized shares
Ordinary share of par value US$0.10 each		100,000	100,000

		Number of shares	RMB’000

Ordinary shares issued and fully paid
At January 1, 2019, December 31, 2019 and December 31, 2020		40,858,290	2,081,138

US$’000			321,595

	31.12.2019 RMB’000	31.12.2020 RMB’000	31.12.2020 US$’000

Special share issued and fully paid
One special share issued and fully paid at US$0.10 per share	*	*	*

*	Less than RMB 1 (US$1)

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

19.	Dividends declared and paid

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Declared and paid during the year
Dividends on ordinary shares:
Final dividend paid in 2020: US$0.85 per share (2019: US$0.85 per share)	238,758	245,871	37,994

Dividend paid in cash	238,758	245,871	37,994

China Yuchai International Limited

Notes to the Consolidated Financial Statements

20.	Reserves

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Statutory reserve
Statutory general reserve (i)
At January 1	276,698	278,601	43,052
Transfer from retained earnings	1,903	2,858	442

At December 31	278,601	281,459	43,494

General surplus reserve (ii)
At January 1 and December 31	25,706	25,706	3,972

Total	304,307	307,165	47,466

Capital reserves (iii)
At January 1 and December 31	30,704	30,704	4,745

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

(iii)	Capital reserves pertain to a capital transaction in 2015.

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Other components of equity
Foreign currency translation reserve (i)	(36,091)	(89,925)	(13,896)
Performance shares reserve (ii)	19,758	19,758	3,053
Premium paid for acquisition of non-controlling interests	(11,472)	(11,472)	(1,773)
Fair value reserve of financial assets at FVOCI (iii)	(77,617)	(79,720)	(12,319)

Total	(105,422)	(161,359)	(24,935)

Note:

(i)

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(ii)	Performance shares reserve comprises the cumulative value of employee services received in return for share-based compensation. The amount in the reserve is retained when the option is expired.

(iii)	Fair value reserve of financial assets at FVOCI relates to the subsequent measurement of the Group’s bills receivable at fair value through OCI.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

21.	Share-based payment

The Company’s Equity Incentive Plan (“Equity Plan”) was approved by the shareholders at the Annual General Meeting of the Company held on July 4, 2014 for duration of 10 years (from July 29, 2014 to July 28, 2024).

All options granted under the Equity Plan are subject to a vesting schedule as follows:

(1)	one year after the date of grant for up to 33% of the shares over which the options are exercisable;

(2)	two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and

(3)	three years after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.

In 2020, there was no expense arising from equity-settled share-based payment transactions. (2018: Nil; 2019: Nil).

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in share options during the year:

	Number of share options	WAEP		Number of share options	WAEP
	31.12.2019	31.12.2019		31.12.2020	31.12.2020

Outstanding at January 1 and December 31	470,000	US$	21.11	470,000	US$	21.11

Exercisable at December 31	470,000	US$	21.11	470,000	US$	21.11

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

The exercise price for options outstanding as of December 31, 2020 was US$21.11 dollar (2019: US$21.11 dollar).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2020 was 3.6 (2019: 4.6) years.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

22.	Trade and other payables

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Current
Trade payables	2,953,479	3,406,398	526,385
Bills payables (i)	2,764,013	3,348,163	517,386
Other payables	543,970	533,705	82,473
Accrued expenses	203,133	233,053	36,013
Accrued staff costs	653,854	714,701	110,442
Refund liabilities	757,655	1,031,562	159,406
Dividend payable	47,480	49,468	7,644
Amount due to:
- associates and joint ventures (trade)	258,964	467,351	72,219
- associates and joint ventures (non-trade)	81	205	32
- related parties (trade)	221,413	238,622	36,874
- related parties (non-trade)	4,016	1,841	284

Financial liabilities carried at amortized cost (Note 31, Note 34)	8,408,058	10,025,069	1,549,158
Deferred grants (Note 27)	19,952	23,468	3,626
Advance from customers	383	320	50
Other tax payable	39,698	62,111	9,598

Total trade and other payables (current)	8,468,091	10,110,968	1,562,432

(i)

As of December 31, 2020, the bills payables include bills payable to joint ventures, associates and other related parties amounted to RMB 105.6 million (US$16.3 million) (2019: RMB 125.0 million), RMB 12.9 million (US$2.0 million) (2019: RMB 10.1 million) and RMB 249.0 million (US$38.5 million) (2019: RMB 232.6 million) respectively.

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Non-current
Other payables (i) (Note 31, Note 34)	176,302	191,563	29,602

(i)	This relates to accrual for bonus that is not expected to be settled within next 12 months.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60-day terms.

•	Other payables (current) are non-interest bearing and have an average term of three months.

•	For terms and conditions relating to related parties, refer to Note 28.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

23.	Provision

	Provision for warranty	Provision for onerous contract	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
At January 1, 2019	166,913	—	166,913	25,793
Provision made	421,905	2,316	424,221	65,554
Provision utilized	(373,103)	—	(373,103)	(57,655)

At December 31, 2019 and January 1, 2020	215,715	2,316	218,031	33,692
Provision made	335,664	13,639	349,303	53,977
Provision utilized	(295,940)	—	(295,940)	(45,731)
Provision reversed	—	(2,316)	(2,316)	(358)

At December 31, 2020	255,439	13,639	269,078	41,580

24.	Contract liabilities

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Unfulfilled service-type maintenance services	181,139	179,723	27,773
Advance from customer	255,483	755,739	116,783

Total	436,622	935,462	144,556

Current	382,809	868,193	134,161
Non-current	53,813	67,269	10,395

Total contract liabilities (Note 6.2)	436,622	935,462	144,556

25.	Lease liabilities

	Effective interest rate	Maturity	31.12.2019	31.12.2020	31.12.2020
	%		RMB’000	RMB’000	US$’000
Current (Note 17)	1.25% - 6.20%	2021	28,633	22,755	3,516

Non- current (Note 17)	1.25% - 6.20%	2022-2026	31,374	17,023	2,631

China Yuchai International Limited

Notes to the Consolidated Financial Statements

26.	Other financial liabilities

(a)	Other liabilities

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Current:
Derivative not designated as hedges – foreign exchange forward contract	999	—	—

Foreign exchange forward contract

On December 11, 2019, Yuchai entered into a non-deliverable forward foreign exchange contract (“NDF”) with China Construction Bank to purchase US$20.0 million at the forward exchange rate (RMB/US$) of 7.0901 with maturity date of December 8, 2020. The Group accounted for this NDF at fair value through profit or loss.

(b)	Loans and borrowings

	Effective interest rate	Maturity	31.12.2019
	%		RMB’000

Current
Renminbi denominated loans	3.70 – 4.13	2020	1,900,000
US dollar denominated loans	2.52	2020	139,524
Singapore Dollar denominated loans(ii)	2.84	2020	15,522

			2,055,046

	Effective interest rate	Maturity	31.12.2020	31.12.2020
	%		RMB’000	US$’000

Current
Renminbi denominated loans	1.80 – 4.05	2021	1,730,000	267,334

Non-current
Renminbi denominated loans	3.30	2022	500,000	77,264

Note:

(i)	All loan balances as stated above do not have a callable feature.

(ii)	Issuer bank	Facility limit	Usage
			RMB’000

	December 31, 2019
	MUFG Bank Ltd	S$ 30 million	15,522

China Yuchai International Limited

Notes to the Consolidated Financial Statements

26.	Other financial liabilities (cont’d)

(b)	Loans and borrowings (cont’d)

S$30.0 million credit facility with DBS Bank Ltd (“DBS”)

On June 1, 2018, the Company entered into a three-year revolving uncommitted credit facility agreement with DBS with an aggregate value of S$30.0 million to refinance the S$30.0 million facility that matured on May 22, 2018. Among other things, the terms of the facility required that (i) HLA retains ownership of the special share, at all-time retains at least 35% ownership of the Company and that the Company remain a consolidated subsidiary of HLA, (ii) the Company at all-time retains at least 76.4% ownership in Yuchai and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also included certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not being less than US$350 million, and the ratio of the consolidated total debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 times. This arrangement was used to finance the Group general working capital requirements.

S$30.0 million credit facility with MUFG Bank Ltd, Singapore Branch (formally known as Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch) (“MUFG”)

On June 10, 2020, the Company entered into an uncommitted and unsecured multi-currency revolving credit facility agreement with MUFG for an aggregate value of S$30.0 million to refinance the S$30.0 million facility that matured on March 17, 2020. The facility is available for three years from the date of the facility agreement and will be used to finance the Company’s general working capital requirements. Among other things, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) not being less than US$120 million at all times and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.

US$30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“SMBC”)

On June 24, 2020, the Company entered into an uncommitted and unsecured multi-currency short-term revolving credit facility agreement with SMBC for an aggregate value of US$30.0 million to refinance the US$30.0 million facility that matured on March 18, 2020. The maximum tenor of each drawdown under the facility is 6 months and will be utilized by the Company to finance its general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not less than US$200 million and the ratio of the Company’s consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

27.	Deferred grants

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

At January 1	607,608	676,728	104,574
Received during the year	187,096	52,241	8,072
Grant receivable	—	129	20
Grant disbursed to partner of joint project	—	(48,632)	(7,515)
Released to consolidated statement of profit or loss	(117,976)	(138,856)	(21,457)

At December 31	676,728	541,610	83,694

Current (Note 22)	19,952	23,468	3,626
Non-current	656,776	518,142	80,068

	676,728	541,610	83,694

The government grant that have been received in PRC was to support and fund Yuchai’s production facilities, research and development activities for new engines. As at December 31, 2020, RMB 271.6 million (US$42.0 million) (2019: RMB 434.8 million) of the deferred grants are related to assets.

The grant receivable is related to the Job Support Scheme (the “JSS”) that was introduced in Singapore in response to COVID-19 coronavirus pandemic. The JSS is temporary scheme introduced to help the enterprises retain local employees during the period of economic uncertainty. Under the JSS, employers will receive cash grants in relation to the gross monthly wages of eligible employees. In 2020, JSS grant income amounted to RMB 1.1 million (US$ 0.2 million) was released to the consolidated statement of profit or loss under “Other income”.

28.	Related party disclosures

The ultimate parent

As of December 31, 2020, the controlling shareholder of the Company, HLA, indirectly owned 18,270,965, or 44.7% (2019: 17,059,154, or 41.8%), of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 23.3% (2019: 23.3%) of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 21.4% (2019: 18.5%) of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under Bye-Laws of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

There were transactions other than dividends paid, between the Group and HLA of RMB 0.3 million (less than US$0.1 million) (2019: RMB 0.03 million; 2018: RMB 0.03 million) during the financial years ended December 31, 2018, 2019 and 2020 respectively. The transaction relates to consultancy fees charged by HLA.

Entity with significant influence over the Group

As of December 31, 2020, the Yulin City Government through Coomber Investment Ltd. owned 17.2% (2019: 17.2%) of the ordinary shares in the capital of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

28.	Related party disclosures (cont’d)

The following provides the significant transactions that have been entered into with related parties for the relevant financial year.

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000

Sales of engines and materials
- associates and joint ventures	439,106	912,877	1,256,268	194,129
- GY Group (including its subsidiaries and affiliates)	406,422	1,792,280	2,637,845	407,622
Purchase of material, supplies and engines
- associates and joint ventures	1,192,322	1,999,831	2,792,707	431,553
- GY Group (including its subsidiaries and affiliates)	1,589,638	1,895,239	1,245,030	192,393
Hospitality, restaurant, consultancy and other service income charged to
- a joint venture	3,456	3,984	3,918	605
- GY Group (including its subsidiaries and affiliates)	24,015	15,350	6,765	1,045
Rental income
- a joint venture	1,937	3,206	4,565	705
- GY Group (including its subsidiaries and affiliates)	3,886	2,133	3,970	613
Property management service expenses
- GY Group (including its subsidiaries and affiliates)	26,547	22,595	24,968	3,858
Leasing expenses (i)
- GY Group (including its subsidiaries and affiliates)	25,705	—	—	—
Selling, general and administrative expenses
- a joint venture	—	—	7,287	1,126
- GY Group (including its subsidiaries and affiliates)	21,607	19,953	4,728	731
- HLA (including its affiliates)	6,639	6,788	6,687	1,033
Delivery, storage, distribution and handling expenses
- GY Group (including its subsidiaries and affiliates)	228,195	304,532	312,891	48,351
Payment for trademarks usage fee
- GY Group	—	169,811	—	—
Payment for lease liabilities
- GY Group (including its subsidiaries and affiliates)	—	33,594	18,086	2,795
Purchases of vehicles and machineries
- GY Group (including its subsidiaries and affiliates)	6,144	2,817	2,838	439

China Yuchai International Limited

Notes to the Consolidated Financial Statements

28.	Related party disclosures (cont’d)

Note:

(i)

The Group has adopted IFRS 16 on January 1, 2019. These leasing expenses have been recognized as right-of-use assets and lease liabilities on the consolidated statement of financial position as of December 31, 2019 and 2020.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

The transactions with related parties are made at terms agreed between the parties.

Compensation of key management personnel of the Group

	31.12.2018	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	RMB’000	US$’000
Short-term employee benefits	39,703	41,606	43,178	6,672
Contribution to defined contribution plans	335	362	292	45

	40,038	41,968	43,470	6,717

The non-executive directors do not receive pension entitlements from the Group.

29.	Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has various lease contracts that have not yet commenced as of December 31, 2019 and 2020. The future lease payments for these non-cancellable lease contracts are as follows:

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Within 1 year	105	321	50
After 1 year but within 5 years	85	1,628	252
After 5 years	—	71	11

	190	2,020	313

The Group has entered into certain lease contracts in which the lease of these assets will be commencing in 2021. The Group has disclosed these as operating lease commitments as at year end.

Capital commitments

As of December 31, 2019 and 2020, Yuchai had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not paid and not recognized amounting to RMB 594.0 million and RMB 450.0 million (US$69.5 million) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 5.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

29.	Commitments and contingencies (cont’d)

Investment commitments

As of December 31, 2019 and 2020, the Group has commitment of RMB 17.6 million and RMB 17.6 million (US$2.7 million) relating to the Group’s interest in joint venture, respectively.

Letter of credits

As of December 31, 2019 and 2020, Yuchai had issued irrevocable letter of credits of RMB 30.8 million and RMB 54.4 million (US$8.4 million), respectively.

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

Year ended December 31, 2018	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000

Revenue
Total external revenue (Note 6.1)	16,210,467	52,781	—	—		16,263,248

Results
Interest income	124,653	4,244	18,347	—		147,244
Interest expense	(107,609)	(403)	(327)	—		(108,339)
Impairment of property, plant and equipment	(30,173)	—	—	—		(30,173)
Staff severance cost	(28,018)	—	—	—		(28,018)
Depreciation and amortization	(428,199)	(5,355)	(331)	—		(433,885)
Share of profit of associates and joint venture	10,809	825	—	—		11,634
Income tax expense	(175,956)	(820)	(49)	(29,842	)(1)	(206,667)

Segment profit after tax	1,019,776	4,156	(19,690)	(29,842	)(1)	974,400

Total assets	20,636,155	441,040	2,081,220	(1,500,451)		21,657,964

Total liabilities	(10,318,492)	(55,404)	(29,592)	(106,922	)(2)	(10,510,410)

Other disclosures
Investment in joint ventures	220,176	2,636	—	—		222,812
Capital expenditure	403,179	2,643	73	—		405,895

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.	Segment information (cont’d)

Year ended December 31, 2019	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000

Revenue
Total external revenue (Note 6.1)	17,980,304	35,781	—	—		18,016,085

Results
Interest income	158,855	5,167	13,239	—		177,261
Interest expense	(126,379)	(51)	(421)	—		(126,851)
Impairment of property, plant and equipment	(3,950)	—	—	—		(3,950)
Staff severance cost	(15,454)	—	—	—		(15,454)
Depreciation and amortization	(458,665)	(5,551)	(993)	—		(465,209)
Share of profit of associates and joint venture	18,137	897	—	—		19,034
Income tax expense	(141,330)	(527)	(41)	(30,721	)(1)	(172,619)

Segment profit after tax	884,562	4,457	1,939	(30,258	)(1)	860,700

Total assets	22,817,479	416,397	2,120,767	(1,500,452)		23,854,191

Total liabilities	(12,127,021)	(15,575)	(31,278)	(106,932	)(2)	(12,280,806)

Other disclosures
Investment in joint ventures	271,274	2,717	—	—		273,991
Capital expenditure	917,192	1,033	55	—		918,280

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.	Segment information (cont’d)

Year ended December 31, 2020	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	US$’000

Revenue
Total external revenue (Note 6.1)	20,557,660	23,510	—	—		20,581,170	3,180,376

Results
Interest income	158,569	3,538	4,863	—		166,970	25,801
Interest expense	(147,161)	(35)	(97)	—		(147,293)	(22,761)
Impairment of property, plant and equipment	(3,920)	—	—	—		(3,920)	(606)
Staff severance cost	(19,712)	—	—	—		(19,712)	(3,046)
Depreciation and amortization	(488,536)	(5,181)	(890)	—		(494,607)	(76,430)
Share of profit of associates and joint venture	(59,476)	506	—	—		(58,970)	(9,113)
Income tax expense	(156,007)	(200)	(69)	(36,262	)(1)	(192,538)	(29,753)

Segment profit after tax	829,042	1,052	(17,127)	(33,641	)(1)	779,326	120,427

Total assets	25,330,625	392,096	2,075,262	(1,507,025)		26,290,958	4,062,701

Total liabilities	(14,328,688)	(10,346)	(15,797)	(103,417	)(2)	(14,458,248)	(2,234,211)

Other disclosures
Investment in joint ventures	223,918	3,202	—	—		227,120	35,096
Capital expenditure	550,424	4,409	14	—		554,847	85,740

Note:

(1)	This relates mainly to the deferred tax expense relating to withholding tax on dividends from Yuchai.
(2)	This relates mainly to the deferred tax liabilities relating to cumulative withholding tax on dividends that are expected to be declared from income earned after December 31, 2007 by Yuchai.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.	Segment information (cont’d)

Geographic information

The geographic information for revenue from external customers is disclosed in Note 6.1.

Revenue from one customer group amounted to RMB 6,018.2 million (US$930.0 million) (2019: RMB 5,205.5 million; 2018: RMB 4,463.9 million), arising from sales by Yuchai segment.

Non-current assets

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

People’s Republic of China	5,764,591	6,268,004	968,585
Other countries	97,879	94,067	14,536

	5,862,470	6,362,071	983,121

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

The sensitivity analyses in the following sections relate to the position as of December 31, 2019 and 2020.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2020.

The analyses exclude the impact of movements in market variables on provisions and on the non-financial assets and liabilities of foreign operations.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.	Financial risk management objectives and policies (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s interest-bearing bank deposits and loans and borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Group are disclosed in Note 26(b). As certain interest rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group.

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

If interest rate had been 50 (2019: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2020 of the Group would increase/decrease by RMB 20.9 million (US$3.2 million) (2019: increase/decrease by RMB 21.4 million).

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2019
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Quoted equity securities	9,235	—	—	—	—
Trade and other receivables	607	414	7,624	658	—
Cash and bank balances	228,589	52	11,233	2,595	7,364
Financial liabilities	(15,710)	—	(139,524)	—	—
Trade and other payables	(7,086)	(27,922)	(10,596)	(2,605)	(83)

Net assets/(liabilities)	215,635	(27,456)	(131,263)	648	7,281

	31.12.2020
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Quoted equity securities	6,258	—	—	—	—
Trade and other receivables	620	8,624	913	305	372
Cash and bank balances	181,575	3,829	45,203	—	15,086
Financial liabilities	(1,462)	—	—	—	—
Trade and other payables	(6,184)	(9,356)	(10,858)	(2,464)	—

Net assets/(liabilities)	180,807	3,097	35,258	(2,159)	15,458

US$’000	27,940	479	5,448	(334)	2,389

Foreign currency risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Singapore Dollar	21,564	18,081	2,794
Euro	(2,746)	310	48
US Dollar	(13,126)	3,526	545
Renminbi	65	(216)	(33)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.	Financial risk management objectives and policies (cont’d)

Equity price risk

The Group has investment in Thakral Corporation Ltd “TCL” which is quoted equity securities.

Equity price risk sensitivity

A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit before tax by the following amount:

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000
Statement of profit or loss	924	626	97

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

An impairment analysis is performed at each reporting date using a provision matrix. The provision rates are determined based on days past due for groupings of various customer segments with similar loss patterns (i.e. by profiles of the customers). The calculation reflects the reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off at management’s discretion after assessment and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 15. The Group’s share of bills receivables of a joint venture which was used as collateral as security is disclosed in Note 5.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.	Financial risk management objectives and policies (cont’d)

Credit risk (cont’d)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Trade receivables
			Days past due
As of December 31, 2019	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Expected credit loss rate	7.2%	—	6.9%	6.2%	10.9%	70.7%
Estimated total gross carrying amount at default	794,678	601,094	61,917	24,409	40,213	67,045
Expected credit loss	57,611	—	4,283	1,513	4,386	47,429

		Trade receivables
			Days past due
As of December 31, 2020	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Expected credit loss rate	13.1%	—	4.2%	4.9%	7.8%	72.8%
Estimated total gross carrying amount at default	332,567	126,706	91,233	29,675	36,413	48,540
Expected credit loss	43,519	—	3,860	1,451	2,852	35,356

At December 31, 2020, the Group had top 20 customers (2019: top 20 customers) that owed the Group more than RMB 125.5 million (US$19.4 million) (2019: RMB 387.6 million) and accounted for approximately 37.7% (2019: 50.0%) of trade receivables (excluding bills receivables) respectively. These customers are located in the PRC. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 15. The Group’s share of bills receivables of a joint venture which was used as collateral as security is disclosed in Note 5.

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

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	1 year or less	2 to 5 years	Total
As of December 31, 2019	RMB’000	RMB’000	RMB’000

Financial assets
Trade and bills receivables	7,742,301	—	7,742,301
Other receivables, excluding tax recoverable	161,292	—	161,292
Cash and bank balances	6,390,918	—	6,390,918
Quoted equity securities	9,235	—	9,235

	14,303,746	—	14,303,746

Financial liabilities
Loans and borrowings	2,085,456	—	2,085,456
Trade and other payables (Note 22)	8,408,058	176,302	8,584,360
Lease liabilities	29,838	35,263	65,101
Derivative not designated as hedges – foreign exchange forward contract	999	—	999

	10,524,351	211,565	10,735,916

	1 year or less	2 to 5 years	More than 5 years	Total	Total
As of December 31, 2020	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

Financial assets
Trade and bills receivables	8,082,391	—	—	8,082,391	1,248,959
Other receivables, excluding tax recoverable	76,195	—	—	76,195	11,774
Cash and bank balances	6,307,538	140,000	—	6,447,538	996,328
Quoted equity securities	6,258	—	—	6,258	967

	14,472,382	140,000	—	14,612,382	2,258,028

Financial liabilities
Loans and borrowings	1,753,142	524,275	—	2,277,417	351,926
Trade and other payables (Note 22)	10,025,069	191,563	—	10,216,632	1,578,760
Lease liabilities	24,313	22,761	325	47,399	7,324

	11,802,524	738,599	325	12,541,448	1,938,010

China Yuchai International Limited

Notes to the Consolidated Financial Statements

32.	Capital management

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

	31.12.2019	31.12.2020	31.12.2020
	RMB’000	RMB’000	US$’000

Loans and borrowings (current and non-current) (Note 26(b))	2,055,046	2,230,000	344,598
Lease liabilities (current and non-current) (Note 25)	60,007	39,778	6,147
Trade and other payables (current and non-current) (Note 22)	8,644,393	10,302,531	1,592,034
Less: Cash and bank balances (Note 16)	(6,390,918)	(6,447,538)	(996,328)

Net debts	4,368,528	6,124,771	946,451
Equity attributable to equity holders of the parent	8,767,529	9,014,624	1,393,016

Total capital and net debts	13,136,057	15,139,395	2,339,467

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the years ended December 31, 2019 and 2020.

As disclosed in Note 20, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2019 and 2020.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

33.	Fair value measurement

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2019:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs
		Total	(Level 1)	(Level 2)
		RMB’000	RMB’000	RMB’000

Assets measured at fair value
Quoted equity securities:
Quoted equity shares – TCL (Note 14)	December 31, 2019	9,235	9,235	—
Debt instruments (ii):
Bills receivable (Note 15)	December 31, 2019	7,005,234	—	7,005,234

Liabilities measured at fair value
Derivative financial liabilities:
Foreign exchange forward contract – USD (i) (Note 26(a))	December 31, 2019	999	—	999

China Yuchai International Limited

Notes to the Consolidated Financial Statements

33.	Fair value measurement (cont’d)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2020:

		Fair value measurement using
	Date of valuation			Quoted prices in active markets	Significant observable inputs
		Total	Total	(Level 1)	(Level 2)
		US$’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Quoted equity securities:
Quoted equity shares – TCL (Note 14)	December 31, 2020	967	6,258	6,258	—
Debt financial assets (ii):
Bills receivable (Note 15)	December 31, 2020	1,204,293	7,793,343	—	7,793,343

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

There have been no transfers between Level 1 and Level 2 during 2020 and 2019.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

34.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2019

Financial assets
Quoted equity securities	14	9,235	—	—	—	9,235
Trade and bills receivable	15	—	737,067	7,005,234	—	7,742,301
Other receivables	15	—	161,292	—	—	161,292
Cash and bank balances	16	—	6,390,918	—	—	6,390,918

		9,235	7,289,277	7,005,234	—	14,303,746

Financial liabilities
Trade and other payables	22	—	—	—	8,584,360	8,584,360
Lease liabilities	25	—	—	—	60,007	60,007
Loans and borrowings	26(b)	—	—	—	2,055,046	2,055,046

		—	—	—	10,699,413	10,699,413

	Note	Financial assets at fair value through profit or loss	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

As of December 31, 2020

Financial assets
Quoted equity securities	14	6,258	—	—	—	6,258	967
Trade and bills receivable	15	—	289,048	7,793,343	—	8,082,391	1,248,959
Other receivables	15	—	76,195	—	—	76,195	11,774
Cash and bank balances	16	—	6,447,538	—	—	6,447,538	996,328

		6,258	6,812,781	7,793,343	—	14,612,382	2,258,028

Financial liabilities
Trade and other payables	22	—	—	—	10,216,632	10,216,632	1,578,760
Lease liabilities	25	—	—	—	39,778	39,778	6,147
Loans and borrowings	26(b)	—	—	—	2,230,000	2,230,000	344,598

		—	—	—	12,486,410	12,486,410	1,929,505

China Yuchai International Limited

Notes to the Consolidated Financial Statements

34.	Financial assets and financial liabilities (cont’d)

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

Changes in liabilities arising from financing activities

	January 1, 2019	Effect of adoption of IFRS 16	January 1, 2019 (Restated)	Cash flows	Addition	Accretion of interest	Foreign exchange movement	Translation reserve	Others	December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2019

Loans and borrowings
- current	2,001,014	—	2,001,014	39,979	—	—	(1,469)	444	15,078	2,055,046
- non-current	15,078	—	15,078	—	—	—	—	—	(15,078)	—
Obligations under finance leases
- current	14	(14)	—	—	—	—	—	—	—	—
- non-current	34	(34)	—	—	—	—	—	—	—	—
Lease liabilities
- current	—	42,457	42,457	(51,283)	6,008	2,918	—	24	28,509	28,633
- non-current	—	54,395	54,395	—	5,465	—	—	23	(28,509)	31,374

Total liabilities from financing activities	2,016,140	96,804	2,112,944	(11,304)	11,473	2,918	(1,469)	491	—	2,115,053

	January 1, 2020	Cash flows	Addition	Accretion of interest	Foreign exchange movement	Translation reserve	Others	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

As of December 31, 2020

Loans and borrowings
- current	2,055,046	(326,280)	—	—	1,228	6	—	1,730,000	267,334
- non-current	—	500,000	—	—	—	—	—	500,000	77,264
Lease liabilities
- current	28,633	(37,561)	4,039	2,198	—	409	25,037	22,755	3,516
- non-current	31,374	—	11,217	—	—	(531)	(25,037)	17,023	2,631

Total liabilities from financing activities	2,115,053	136,159	15,256	2,198	1,228	(116)	—	2,269,778	350,745

The ‘Others’ column includes the effect of reclassification of non-current portion of loans and borrowings, including obligations under finance leases and lease liabilities due to the passage of time.