Form 20-F
period 2021-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2022-04-22
CIK 932695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
, 2021
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
Loo Choon Sen
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
As of December 31, 2021, 40,858,290 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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

Certain Definitions and Supplemental Information
All references to “China” and “PRC” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar” or “US$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 6.3222 = US$1.00, the rate quoted by the People’s Bank of China, or the PBOC, on February 28, 2022, and (ii) from Singapore dollar to US dollar at the rate of S$1.3549 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2022, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2022. No representation is made that the Renminbi amounts, Singapore dollar amounts or Ringgit amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.
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
As of December 31, 2021, 40,858,290 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 40,858,290. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 40,858,290 for 2021. As of February 28, 2022, 40,858,290 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.
In China, Euro emission standards are equivalent to National emission standards and references to National emission standards are equivalent to references to Euro emission standards. All references to
Tier-3
and
Tier-4
emission standards are to emission standards adopted by the Ministry of Ecology and Environment of the People’s Republic of China, or the “MEE”, applicable to diesel engines used in off-road
machinery.
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
Cautionary Statements with Respect to Forward-Looking Statements
We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements that, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. We believe that the following important factors, among others, in some cases have affected, and in the future could affect our consolidated results and could cause our consolidated results for 2022 and beyond to differ materially from those described in any forward-looking statements made by us or on our behalf:

•
political, economic and social conditions in China, including the policies with respect to foreign investment, economic growth and the availability of credit, particularly to the extent such current or future conditions and policies affect the diesel and natural gas engine industries and markets in China, our diesel and natural gas engine customers, the demand, sales volume and sales prices for our diesel and natural gas engines and our levels of accounts receivables;

•
the threat arising from initiatives and preferential policies in China to develop energy saving and new energy vehicles, including hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles, which may lead to a decrease in demand for our engines, affecting our market share and profitability;

•
the effects of a weaker than expected recovery in the global economy subject to substantial downside risks including heightened policy uncertainty especially regarding trade policies, tariffs and government regulations, financial market disruptions amid global financial conditions and heightened geopolitical tensions globally, protracted recovery in the Euro Area and the economic effects from the withdrawal of the United Kingdom from the European Union, instability in the geopolitical environment as a result of the Russia-Ukraine conflict and increasing tensions in the Asian Pacific on the overall global economy and our business, operating results and growth rates;

•	United States regulators may be limited in their ability to conduct investigations or inspections of our operations in China;

•	the increasingly stringent policies and regulations related to climate change and environmental protection;

•	the effects of competition and excess capacity in the diesel engine market on the demand, sales volume and sales prices for our diesel engines;

•
if we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected;

•
developments relating to the
COVID-19
pandemic and its effects on our business and results of operations, and any future outbreak of communicable diseases or viral epidemics and their potential effects on our business and results of operations;

•	the effects of previously reported material weaknesses in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting;

•	our ability to collect and control our levels of accounts receivables;

•	our dependence on our largest customers, including our top customer and other major diesel truck manufacturers controlled by or affiliated with it;

•	our ability to successfully manage and implement our joint ventures to manufacture and sell our engines and any new products;

•	our ability to finance our working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of fluctuating interest rates in China on our borrowing costs or the availability of funding;

•	the effects of inflation and deflation, increases in prices and supply constraints of energy, raw materials or components, on our financial condition and results of operations;

•	our ability to successfully implement the Reorganization Agreement, as amended by the Cooperation Agreement (both as defined in “Item 4. Information on the Company — History and Development);

•	our ability to control Yuchai and consolidate Yuchai’s financial results;

•	any limitations on the legal protection in China available to foreign investors, including with respect to the enforcement of foreign judgments in China;

•
the effects of changes to the international, regional and economic climate and market conditions in countries that may adversely impact on our operations as well as domestic and export sales performance; and

•
the impact of terrorism, terrorist events, airline strikes, hostilities between countries or increased risk of natural disasters or viral epidemics (including but not limited to the
COVID-19
pandemic) that may affect travel patterns and reduce the number of travelers and tourists to the HLGE group’s hospitality operations.

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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
The selected consolidated statement of financial position data as of December 31, 2019, 2020 and 2021, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2019, 2020 and 2021 are derived from our audited consolidated financial statements included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2019, 2020, and 2021 have been prepared in conformity with IFRS.
The selected financial information as of and for the years ended December 31, 2019, 2020 and 2021 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.
We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. Our ownership interest in Yuchai is our main business asset. As a result, our financial condition and results of operations depend primarily upon Yuchai’s financial condition and results of operations, and the continued implementation of the Reorganization Agreement, as amended by the Cooperation Agreement. We also have a 48.9% interest in the outstanding ordinary shares of HLGE.

	For Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (1)
	(in thousands, except per share data)
Selected Consolidated Statement of Profit or Loss Data :
Revenue	18,016,085	20,581,170	21,265,930	3,363,691
Gross profit	3,105,841	3,189,571	2,952,113	466,944
Research and development expenses	(492,204)	(626,478)	(848,812)	(134,259)
Other operating income, net	338,486	378,947	316,189	50,012
Operating profit	1,146,081	1,182,004	663,533	104,952
Share of profit/(loss) of associates and joint ventures, net of tax	19,034	(58,970)	(95,895)	(15,168)
Profit before tax	1,033,319	971,864	451,710	71,447
Income tax expense	(172,619)	(192,538)	(43,816)	(6,930)
Profit for the year	860,700	779,326	407,894	64,517
Attributable to:
Equity holders of the Company	604,914	548,903	272,673	43,129
Non-controlling interests	255,786	230,423	135,221	21,388
Basic and diluted earnings per common share attributable to ordinary equity holders of the Company (RMB/US$ per share)	14.81	13.43	6.67	1.06
Profit for the year per share (RMB/US$ per share)	21.07	19.07	9.98	1.58
Weighted average number of shares	40,858	40,858	40,858	40,858

	For Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (1)
	(in thousands, except per share data)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	6,173,249	6,209,190	5,348,224	845,944
Property, plant and equipment	4,210,444	4,258,760	4,197,909	663,995
Trade and other receivables	8,190,293	8,459,088	7,538,096	1,192,322
Total assets	23,854,191	26,290,958	25,100,686	3,970,244
Trade and other payables (3)	8,644,393	10,302,531	9,827,840	1,554,497
Short-term and long-term loans and borrowings	2,055,046	2,230,000	2,203,000	348,454
Non-controlling interests	2,805,856	2,818,086	2,756,192	435,955
Issued capital	2,081,138	2,081,138	2,081,138	329,179
Equity attributable to equity holders of the Company	8,767,529	9,014,624	8,859,152	1,401,277

	For Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data :
Net cash provided by operating activities	1,583,016	1,415,368	504,556	79,809
Net cash used in investing activities	(810,477)	(785,753)	(738,848)	(116,867)
Net cash used in financing activities	(589,429)	(461,832)	(838,563)	(132,638)
Net increase/(decrease) in cash and cash equivalents	183,110	167,783	(1,072,855)	(169,696)
Cash and cash equivalents at January 1	5,559,890	5,753,268	5,877,647	929,684
Effect of exchange rate changes on balances in foreign currencies	10,268	(43,404)	(16,573)	(2,622)
Cash and cash equivalents at December 31	5,753,268	5,877,647	4,788,219	757,366

(1)
The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 6.3222 = US$1.00, the rate quoted by the PBOC at the close of business on February 28, 2022. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 28, 2022 or any other date. The rate quoted by the PBOC at the close of business on December 31, 2021 was RMB 6.3757 = US$1.00.

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
Laws and regulations applicable to a Sino-foreign joint stock company in China require that before Yuchai distributes profits, it must (i) recover losses in previous years; (ii) satisfy all tax liabilities; and (iii) make contributions to the statutory reserve fund in an amount equal to 10% of net income for the year determined in accordance with generally accepted accounting principles in the PRC, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50% of the registered capital of Yuchai.
Any determination by Yuchai to declare a dividend will be at the discretion of Yuchai’s shareholders and will be dependent upon Yuchai’s financial condition, results of operations, regulatory factors and other relevant factors. Yuchai’s Articles of Association provide that dividends shall be paid at least once a year out of after-tax
profits (if any). To the extent Yuchai has foreign currency available, dividends declared by shareholders at a shareholders’ meeting to be paid to holders of Foreign Shares (currently only the Company) will be payable in foreign currency, and such shareholders will have priority thereto. If the foreign currency available is insufficient to pay such dividends, such dividends may be payable partly in Renminbi and partly in foreign currency. Dividends allocated to holders of Foreign Shares may be remitted in accordance with the relevant Chinese laws and regulations. In the event that the dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with the relevant laws, regulations and policies in China.
Any determination by the Company to declare a dividend will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year / in the fiscal year (in thousands)
2017	US$0.90 (2)	RMB 234,923 (3)
2018	US$2.21 (4)	RMB 307,207 (5)
2019	US$0.85 (6)	RMB 307,207 (7)
2020	US$0.85 (8)	RMB 614,414 (9)
2021	US$1.70 (10)	RMB 151,796 (11)

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

(3)	The dividend declared by Yuchai for fiscal year 2017 was paid to us between May 25, 2018 and May 29, 2018. For the dividend paid for the fiscal year 2017, RMB 234.9 million was paid in Renminbi.
(4)
On June 19, 2018, we declared a dividend of US$0.73 per ordinary share and a special dividend of US$1.48 per ordinary share amounting to a total of US$90.3 million for fiscal year 2017. This dividend was paid to our shareholders on July 10, 2018.

(5)	The dividend declared by Yuchai for fiscal year 2018 was paid to us on June 11, 2019 and June 12, 2019. For the dividend paid for the fiscal year 2018, RMB 307.2 million was paid in Renminbi.
(6)	On June 24, 2019, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for fiscal year 2018. The dividend was paid in cash to our shareholders on July 19, 2019.
(7)	The dividend declared by Yuchai for fiscal year 2019 was paid to us on June 12, 2020 and June 15, 2020. For the dividend paid for the fiscal year 2019, RMB 307.2 million was paid in Renminbi.
(8)	On April 3, 2020, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for fiscal year 2019. The dividend was paid in cash to our shareholders on July 31, 2020.
(9)	The dividend declared by Yuchai for fiscal year 2020 was paid to us between June 1, 2021 and June 4, 2021. For the dividend paid for the fiscal year 2020, the total amount paid to us was in Renminbi.
(10)	On June 10, 2021, we announced a dividend of US$1.70 per ordinary share amounting to a total of US$69.5 million for fiscal year 2020. The dividend was paid in cash to our shareholders on July 8, 2021.
(11)
The dividend declared by Yuchai for fiscal year 2021 has been approved for payment by Yuchai’s Board of Directors. It will be paid to us upon the issuance of Yuchai’s audited financial statements for fiscal year 2021 and approved by Yuchai’s shareholders.

Risk Factors
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
Political and social unrest and instability in the geopolitical environment, such as past unrest in Southeast Asia, the Middle East, the Russia-Ukraine conflict or geopolitical tensions in the Asia Pacific region, which threaten to disrupt economic recovery and growth in Asia.
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
The business and prospects for the diesel engine industry, and thus the business and prospects of our company, may be adversely affected by changes in relevant policies in China.
The diesel engine business in China is dependent in large part on relevant government policies. As a result, our financial condition, results of operations, business and prospects could be adversely affected by changes in government policies in China.
Our business is dependent on the state of the commercial vehicle market in China. According to CAAM, the sales of commercial vehicles have experienced fluctuations over the years primarily as a result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In recent years, the diesel engine market was affected by factors such as China’s anti-overloading policy, diminishing use of the trans-cities highway transportation system in favor of rail transport and the implementation of National VI emission standards and the forthcoming implementation of
Tier-4
emission standards. In past years, incentives have been introduced in China to encourage purchases of electric-powered vehicles to curb air pollution in major cities, resulting in increased sales of electric-powered commercial vehicles. As a result of these initiatives, combustion bus engine sales volume in China and our sales volume of bus engines had gradually decreased over the last few years. As announced by China’s Ministry of Finance, China will cut purchase subsidies for new-energy
vehicles, a category that includes electric vehicles, by 30% in 2022 and at the end of 2022, the purchase subsidies will be eliminated completely. For details, see “Item 5. Operating and Financial Review and Prospects — Overview.”
In recent years, the government policies in China have encouraged energy conservation and carbon reduction. Following China’s announcement in September 2020 that China intends to hit peak carbon emissions by 2030 and carbon neutrality by 2060, we have seen the development of policies relating to this topic across different sectors issued by ministerial or other levels of the government in China. According to China’s 14th Five Year Plan covering 2021 to 2025 adopted in March 2021, China seeks to reduce energy consumption (in terms of GDP per unit of energy) by 13.5% and carbon emissions by 18% by 2025, and also commits the government in broad terms to formulate an action plan for peaking carbon dioxide emissions before 2030 and to anchor efforts to achieve carbon neutrality by 2060. China also seeks to boost the share of non-fossil
sources in its energy mix to around 20% by 2025. In October 2021, China released the working guidance for carbon dioxide peaking and carbon neutrality implementation and its action plan for carbon dioxide peaking before 2030. Such policy changes may de-emphasize
the use of diesel engines and encourage increased use of cleaner energy alternatives, and any such changes will adversely affect our financial condition, results of operations, business or prospects. The government incentive schemes have, from time to time contributed to an increase in our engine sales in the past. However, since government incentive schemes may be changed from time to time, there can be no assurance that sales of our engines will continue to grow at the same compound annual growth rate as in the past or at all.
Outbreaks of communicable diseases may materially and adversely affect our business, financial condition and results of operations.
We face risks related to health epidemics or outbreaks of communicable diseases, including the ongoing
COVID-19
pandemic.
Since the beginning of 2020, the
COVID-19
pandemic has resulted in temporary closure of many manufacturing facilities and factories across China and the world. As China adheres to a zero-COVID-19
policy, we may experience increased supply lead time, supply disruption and limited transport and shipment options from and to affected regions from time to time. We cannot assure you that the development of
COVID-19
pandemic will not lead to our factory closures, workforce shortages, supply chain disruptions, transportation disruptions or similar consequences in the future. The duration of such business disruption and the resulting financial and operational impact cannot be reasonably estimated at this time.

Although the
COVID-19
pandemic is slowing with the widespread availability of
COVID-19
vaccines around the world, the
COVID-19
pandemic may not be contained in the near future, or at all, and a similar outbreak could occur again. The extent to which the
COVID-19
pandemic may continue to affect our business will depend on continued developments, which are uncertain and cannot be predicted. Even after the
COVID-19
pandemic has subsided, we may continue to suffer an adverse effect to our business due to its global economic effect, including any economic recession.
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
We have in the past experienced and may in the future experience disagreements and difficulties with the shareholders in Yuchai.
Although we own 76.4% of the outstanding shares of Yuchai, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s shareholders regarding our investment in Yuchai, we may have to rely on law for remedies. We have in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s shareholders in the daily management and operation of Yuchai. We have in the past also experienced problems from time to time in obtaining the assistance and cooperation of the GY Group in dealing with various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement, the Reorganization Agreement and the Cooperation Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors. Yuchai’s Articles of Association have been amended and such amended Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009, entitle the Company to elect nine of Yuchai’s thirteen directors, thereby reaffirming the Company’s right to effect all major decisions relating to Yuchai. While Yuchai has affirmed the Company’s continued rights as Yuchai’s majority shareholder and authority to direct the management and policies of Yuchai, no assurance can be given that disagreements and difficulties with Yuchai’s management and/or Yuchai’s Chinese shareholders will not recur, including implementation of the Reorganization Agreement and the Cooperation Agreement, corporate governance matters or related party transactions. Such disagreements and difficulties could ultimately have a material adverse impact on our consolidated financial position, results of operations and cash flows.

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
We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ended December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective for the financial years ended December 31, 2012 to 2021. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting for the financial years ended December 31, 2012 to 2021.
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
We depend on and expect to continue to depend on our largest customers for a significant percentage of our sales.
In 2021, our sales to our top five customers accounted for 49.1% of our total revenue. Our top customer is a leading automobile manufacturer group in China. This group includes one of the largest automobile companies in China and other affiliated or controlled diesel truck manufacturers. In 2021, sales to our top customer as a group accounted for 25.1% of our total revenue, including 11.7% to one entity within the group. Although we consider our relationship with our top customers to be good, the loss of one or more of our top customers, whether singly or combined together, would have a material adverse effect on our financial condition, results of operations, business or prospects.
As we are dependent on the purchases made by our top customers from us, we have exposure to their liquidity arising from the high level of accounts receivable from them. We cannot assure you that our top customers will be able to repay all the money they owe to us. In addition, our top customers may not be able to continue purchasing the same volume of products from us, which would reduce our overall sales volume.
Our top customer also competes with us in the diesel engine market in China. Although we believe that the companies within our top customer’s group generally make independent purchasing decisions based on end-user preferences, we cannot assure you that truck manufacturers affiliated with our top customer will not preferentially purchase diesel engines manufactured by companies within our top customer’s group over those manufactured by us.

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
In addition, we believe that there has been excess capacity in the diesel engine industry in the past, from time to time resulting from fluctuations in market demand. For example, market demand fluctuated between 2010 and 2017 as a result of, among other things, stimulus measures in China to counter the effects of the 2008 global financial crisis, investment in capacity expansion by our competitors, the phasing out of incentives in China for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities, pre-buying
of commercial vehicles prior to the implementation of new emission standards in China and incentives to encourage purchases of electric-powered vehicles. For more details, see “Item 5. Operating and Financial Review and Prospects — Overview.”
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
China’s vehicle industry is experiencing changes under initiatives and preferential policies in China to develop energy saving and new energy vehicles. It may lead to decrease in demand for our engines affecting our market share and profitability.
China has promoted the development of energy saving and new energy vehicles, or NEVs, for its vehicle industry through policy actions. NEVs are defined as vehicles powered by alternative sources of energy instead of fossil fuel-powered engines, such as the diesel and natural gas engines that we produce. NEVs include hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles.
These policies in China have set specific industrialization goals for NEVs and plug-in
hybrid vehicles, in terms of annual and cumulative production and sales. In addition, a series of supporting subsidies and preferential policies have been implemented to support the NEVs industry in a holistic manner. To shift commercial vehicle market from being “policy-driven” to “market-driven”, China has gradually reduced purchase subsidies for NEVs in recent years and is expected to completely phase out such subsidies by the end of 2022, while still emphasizing accelerated growth of the NEVs industry in the future. In addition, China is exempting the purchase tax on NEVs. The subsidy scheme has resulted in increased sales of electric-powered commercial vehicles in China. In 2021, China’s NEVs reached a turning point with sales of 3.52 million units, exceeding the total of the previous three years. Industry expects total NEVs sales in years of 2021 to 2025 to reach 10 million units. The development of NEVs has mainly affected the combustion engine sales volume in the Chinese passenger vehicle engine market, with an estimated impact on the commercial vehicles engine market of 166,000 units in 2021, according to CAAM.

China will continue to support the consumption of NEVs, according to a government work report delivered in March 2022. If the market for electric-powered vehicles continues to develop or develops more quickly than we expect, the additional competition resulting from the growing NEV development could reduce demand for our diesel engines, which could adversely affect our business, financial condition, results of operations and prospects. For information on Yuchai’s new energy products, see “Item 4. Information on the Company – Business Overview – Products and Product Development – New Energy Products.”
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
The technological requirements to comply with National VI standards have required us to deploy significant resources on improving major engine components, systems and after treatment systems which has led to increased costs. The high cost of rare metal supply has resulted in a more expensive exhaust after treatment system. If such cost increase cannot not be entirely transferred to our customers, the original equipment manufacturers (“OEMs”), it could adversely affect our margins and profitability.
Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai has a portfolio of diesel engines and natural gas engines. It also develops alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. There can be no assurance, however, that our activities to improve our existing engine products, develop new engine products and enter new markets will be successful or that our new or improved engine products, including the National VI and
Tier-4
compliant engines that we have developed and expect to develop in the future, will be attractive or acceptable to customers. Our research and development efforts may not be successful and our new products, in particular our engines that meet the National VI and
Tier-4
emission standards, may not address the needs of our current and prospective customers or achieve market acceptance. Moreover, competitors may be in the process of developing technology that could be developed more quickly or eventually become more profitable than our products. If our investments in research and development do not yield new technologies and products that we can successfully market and sell, our business, financial condition and results of operations may be adversely affected.
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
Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize our business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our planned product offerings obsolete, less competitive or less marketable. The process of developing our planned products is complex and requires significant continuing costs, development efforts and third party commitments. The Company’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business, financial condition and operating results. The Company’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

We have entered into several joint ventures in order to expand our product portfolio. There can be no assurance that our joint ventures will be successful or profitable.
We have entered into the following joint ventures in order to expand our product portfolio. We have entered into the following joint ventures:

•
In August 2009, Yuchai reached an agreement with Jirui United Heavy Industry Co., Ltd., a joint venture of China International Marine Containers Group Ltd, Chery Automobile Co., Ltd. and Shenzhen City Jiusi Investment Management Co., Ltd. to establish Y&C Engine Co., Ltd. (“Y&C”) to produce heavy-duty vehicle engines with the displacement range from 10.5L to 14L. The key focus of Y&C is the production of YC6K diesel engines. Y&C has a production facility which is capable of producing 30,000 units of YC6K engines in a single shift operation. Y&C has upgraded the YC6K engine to be National VI emission standards compliant. Y&C production has covered the 6K12 and 6K13 engine families for on-road
and
off-road
as well as marine applications. For 2021, both production and engine sales of Y&C reached 25,000 units.

•
On February 19, 2016, we announced that Yuchai had entered into an agreement with MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power Systems, to set up a
50-50
joint venture, for the production, under license from MTU, of MTU diesel engines in China. The joint venture entity, MTU Yuchai Power Company Limited, was incorporated on January 18, 2017 and is based at Yuchai’s primary manufacturing facilities in Yulin. The joint venture produces MTU Series 4000 diesel engines compliant with
Tier-3
emission standards and power outputs ranging from 1,400 to 3,490 kW, primarily for the Chinese off-road
market, in particular for power generation and oil and gas applications. On April 9, 2018, the joint venture announced the launch of its first MTU Series 4000 engines produced in China. MTU Yuchai engine production was 200 units, and engine sales reached 250 units in 2020. In 2021, MTU Yuchai produced over 450 units of MTU Series 4000 engine for the power generation market. In March 2022, MTU Yuchai produced its 1,000 th
unit of MTU Series 4000 engine.

•
On August 28, 2018, we announced that a Yuchai subsidiary had entered into an agreement with Eberspaecher Exhaust Technology International GmbH (“Eberspaecher”) to set up a joint venture to develop, produce and market new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery to meet the National VI emission standards. The joint venture entity, Eberspaecher Yuchai Exhaust Technology Co., Ltd., was incorporated on December 5, 2018, with Eberspaecher and the Yuchai subsidiary holding 51% and 49% interests, respectively. The joint venture commenced trial production in late 2019 and continued to ramp up production since 2020.

•
On September 23, 2021, we announced that Yuchai had entered into an agreement with the Government of Nanning Municipality to research, develop and construct new production capacity for new energy technologies including fuel cell systems, range extenders, hybrid power and electric drive systems. Yuchai has established a wholly owned subsidiary, Yuchai
Xin-Lan
New Energy Power Technology Co., Ltd. (“Yuchai
Xin-Lan”)
as the main investment vehicle for the construction of the Yuchai
Xin-Lan
New Energy Power Project. In October 2021, Yuchai
Xin-Lan
entered into a cooperation agreement with Beijing Xing Shun Da Bus Co., Ltd. and subsequently in February 2022 set up Yuchai Xingshunda New Energy Technology Co., Ltd. which will combine the resources of both partners to accelerate the development, manufacturing and sale of fuel cell powertrain systems as well as core fuel cell power system components for the Beijing, Tianjin and Hebei markets.

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
In 2019, engine sales were 376,148 units, a 0.1% increase compared with 2018. In 2020, engine sales were 430,320 units, a 14.4% increase compared with 2019. In 2021, engines sales were 456,791 units, a 6.2% increase compared to 2020. We cannot assure you that we will be able to maintain or increase engine sales in the future. For example, we may not be able to maintain or increase our engine sales or revenue commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “Item 3. Key Information — Risk Factors — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.” In addition, we cannot assure you that we will be able to properly manage any future growth, including:

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
Our business could be affected by increases in costs, disruption of supply or shortage of raw materials.
We may experience increases in the cost of or a sustained interruption in the supply or shortage of commodities, raw materials and other inputs used by us and our suppliers in our and their businesses and products, such as steel and semiconductor chips, which could adversely affect our future profitability or our ability to timely execute its business plan. The prices for these materials fluctuate and the available supply of these materials may be unstable, depending on market conditions, fluctuations in global demand, including as a result of increased production from our competitors and geopolitical risk and other economic and political factors. In particular, a global semiconductor chip supply shortage has had, and is continuing to have, wide-ranging effects across multiple industries, particularly the automotive industry. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results.
We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.
We may use borrowings from time to time to supplement our working capital requirements and to fund our continued business expansion plans. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollar, Singapore dollar or Renminbi. Due to recent increases in inflation, on March 16, 2022 the U.S. Federal Reserve approved a 0.25 percentage point interest rate increase, and anticipates to raise its benchmark interest rates throughout the year. An increase in the federal benchmark rate could result in an increase in market interest rates. An increase in interest rates could make it more difficult to obtain the financing necessary to meet these working capital and financing requirements on favorable terms. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects.
Our financial condition, results of operations, business or prospects could also be adversely affected by a devaluation of the Renminbi. The value of the Renminbi is subject to changes in monetary policy in China and to international economic and political developments. Since we may not be able to hedge effectively against Renminbi or Singapore dollar fluctuations, future movements in the exchange rate of the Renminbi, the Singapore dollar and other currencies could have an adverse effect on our business, financial condition and results of operations.
If China’s inflation increases or the prices of energy, raw materials or components increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
According to the National Bureau of Statistics, the annual inflation rate in China for 2019, 2020 and 2021 was 2.9%, 2.5% and 0.9%, respectively. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations. We have been adversely impacted by increases in raw material costs. For example, our gross margin decreased to 13.9% for the year ended December 31, 2021, as compared with 15.5% for the year ended December 31, 2020 due in part to higher material costs. The implementation of National VI and
Tier-4
emission standards may also reduce the supply or increase the price of components for our engines which are compliant with National IV, National V and/or
Tier-3
emission standards, which could in turn increase our production costs or reduce our inventory of engines available for export.
We are subject to increasingly stringent policies and regulations related to climate change and environmental protection.
Our operations and products are subject to national and local environmental protection laws and regulations in China which govern emission to noise, air, release to soil and discharge to water, treatment and disposal of non-hazardous
and hazardous waste materials. The Chinese regulations currently impose environmental taxes for the discharge of waste substances, require the payment of fines for pollution and provide for the closure of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, waste gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. The potential liabilities, sanctions, damages and remediation efforts related to any non-compliance
with such laws and regulations could negatively impact our ability to conduct our operations and our financial condition and results of operations.

Regulations in China have been steadily tightening the limits on permissible emission from on-road
and
off-road
transportation, for instance, the mandatory implementation of National VI emission standards and the forthcoming implementation of
Tier-4
emission standards. While Yuchai produces diesel engines compliant with the current emission standards in both the off-road
and
on-road
markets, Yuchai may be required to increase its research and development expenditures in order to meet the increasingly stringent emission standards, and there can be no assurance that Yuchai will be able to comply with applicable emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations. In addition, if environmental regulations, including electric vehicle energy consumption standards and vehicle emission standards, become significantly stricter in other markets where our engines are sold, it could adversely affect demand for our engines, which in turn could materially and adversely affect our business, financial condition, results of operations, and prospects.
There is increasing scrutiny and changing expectations from regulators, investors, lenders and other market participants with respect to environmental, social and governance (“ESG”) policies. For example, in March 2022, the U.S. SEC proposed new requirements that would impact climate-related disclosures that U.S. public companies and foreign private issuers would have to make in accordance with Sections 13(a) and 15(d) of the Exchange Act. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. In the future, we may incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. If we fail to comply with present or future environmental laws and regulations, we may be required to pay substantial fines, suspend production or cease operations, or be subjected to other sanctions.
New National VI and
Tier-4
emission standards for diesel engines manufactured in China may adversely affect our results of operations and financial condition.
The manufacture of our engines is regulated by the MEE and other authorities in China. National VI and
Tier-4
emission standards have adopted the latest internal combustion engine manufacturing technologies in China that Yuchai had to develop and build up anew. These new emission standards impose a series of emission tests, not only in the manufacturing processes but also ongoing emission tests on the road after engine installation by a remote emission monitoring system or other monitoring systems.
In addition to regulatory requirements, many of our engines involve technically complex manufacturing processes and require a supply of highly specialized engine component parts. For some products and component parts, we may also rely on a single source of supply. The combination of these factors means that supply is never guaranteed. Like some of our competitors, we may face manufacturing issues from time to time. If we or our third party suppliers fail to comply fully with regulations, then there could be a product recall or other shutdown or disruption of our production activities. There can be no assurance that we will not experience supply interruptions for our products in the future. The implementation of National VI and
Tier-4
emission standards may also reduce the supply or increase the price of components for our engines compliant with National IV, National V and/or
Tier-3
emission standards, which could in turn increase our production costs or reduce our inventory of engines available for export.
International trade policy dynamics may adversely affect our business.
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
In 2018 and 2019 under former U.S. President Donald J. Trump’s administration, the United States imposed various tariffs on Chinese products and threatened further tariffs. In response, China imposed tariffs on certain U.S. goods, and threatened qualitative measures that would affect U.S. businesses operating in China. On December 13, 2019 the U.S. and China reached a limited agreement, which avoided the imposition of additional tariffs and on January 15, 2020, the U.S. and China signed a “phase one” trade deal pursuant to which, among other things, the U.S. agreed to modify existing tariffs. Although certain of these were subsequently withdrawn by current U.S. President Joe Biden’s administration, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future, and rising trade, political and regulatory tension between the United States and China in the future could reduce levels of trades, investments and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets.
Political tensions between the U.S. and China have also escalated in recent times. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.
China’s overall economy and the average wage in China have increased in recent years. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.
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
In 2020, our Board or Directors, having considered the Bermuda economic substance legislation as well as the Company’s presence and substance in Singapore through our Singapore Branch office, approved a proposal for the Company to establish its tax residency in Singapore. A submission was made to the Inland Revenue Authority of Singapore or “IRAS” regarding the Company’s Singapore tax residency and the IRAS responded with a written confirmation that the Company is a tax resident in Singapore for Singapore income tax purposes for the calendar year 2020. The Singapore tax residency status is to be determined on a yearly basis. Going forward, we will be considered a Singapore tax resident company for a particular Year of Assessment if the control and management of our business is exercised in Singapore for the preceding calendar year.
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
Changes in tax laws or tax rulings could negatively impact our income tax provision and net income.
Changes in tax laws or tax rulings, or changes in interpretations of existing tax laws, could affect our income tax provision and net income or require us to change the manner in which we operate our business. There is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for
Economic Co-operation and
Development (the “OECD”) and unilateral measures being implemented by various countries due to a historic lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. If these proposals are passed, it is possible that we will have to pay higher income taxes in countries where such rules are applicable.
Our controlling shareholder’s interests may differ from those of our other shareholders.
As of February 28, 2022, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 18,270,965 or approximately 44.72%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 23.30% of the outstanding shares of our Common Stock and has, since August 2002, been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 21.42% of the outstanding shares of our Common Stock as of February 28, 2022. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our
Bye-Laws
and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

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

•
changes in general economic conditions, arising from a slowdown in the global economy in 2020 and beyond, escalation or continuation of trade tensions between the United States and China, heightened policy uncertainty especially regarding trade, financial market disruptions amid global financing conditions, and heightened geopolitical tensions globally, the economic effects from the withdrawal of the United Kingdom from the European Union, instability in the geopolitical environment as a result of the Russia-Ukraine conflict and increasing tensions in the Asia Pacific and communicable diseases such as SARS and
COVID-19.
See “Item 3. Key Information — Risk Factors — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects;”

•
China’s initiatives to develop energy saving and new energy vehicles, including hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles in China, which may lead to a decrease in demand for our diesel engines that affects our market share and profitability;

•	future sales of our Common Stock in the public market, or the perception that such sales could occur; or

•	the announcement by us or our competitors of a significant acquisition.
Any of the above factors either individually or together may result in market fluctuations which may materially adversely affect our stock price.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.
A
non-United
States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2021. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information — Taxation — United States Federal Income Taxation — PFIC Rules.”
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
Changes in political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations.
Substantially all of our assets are located in China, and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Any adverse changes in economic conditions, policies, laws or regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and adversely affect our competitive position.
Questions on the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings that could limit the level of legal protection available to investors. There can also be no assurance that we would promptly become aware of a violation of a policy or rule, if such decision is not published publicly or promptly notified to us. In addition, any failure by us to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.
Our investment in Yuchai or elsewhere in China, are subject to PRC regulations. The PRC Foreign Investment Law, or the FIL, adopted on March 15, 2019 is the legal foundation governing us, a foreign investment enterprise, or the FIE. The FIL grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The FIL provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant government authorities. There are questions on the interpretation and implementation of the FIL and relevant regulations, which may impact our current corporate governance practice and increase our compliance costs. For instance, we may be required to adjust the organizational form and corporate governance for certain of our PRC foreign-invested subsidiaries as required by any further implementing rules of the FIL. In addition, the FIL imposes information reporting requirements on foreign investors and foreign invested enterprises.

On December 19, 2020, with the approval of the State Council, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, issued the Measures for the Security Review of Foreign Investments, or the 2021 Security Review Measures, which took effect on January 18, 2021, with an intent to regulate foreign investments which raise “national defense and security” or “national security” concerns. Under the 2021 Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. In the future, if we grow our business by acquiring complementary businesses that are within the scope of the 2021 Security Review Measures, complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the applicable authorities may delay or inhibit our ability to complete such transactions. It is unclear whether our business operates in an industry that raises “national defense and security” or “national security” concerns. If future interpretations or guidance issued by the NDRC and/or MOFCOM determine that our business is in an industry subject to the security review, our business operations and activities in China may be adversely affected.
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
Yuchai, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account to satisfy foreign currency liabilities or to pay dividends. However, the relevant government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account and foreign debt account continue to be subject to limitations and require registrations with and reviews from the designated foreign exchange banks and SAFE. This could affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot predict the effect of future changes in Renminbi and foreign currency regulations on our business, financial condition and results of operations.
We may be unable to obtain sufficient financing to fund our capital requirements which could limit our growth potential.
We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including the results of our operations, financial condition and cash flow, economic, political and other conditions in China, China’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. In July 2021, the PBOC cut the reserve requirement ratio for all banks by 50 basis points. In December 2021, the one-year
loan prime rate was reduced from 3.8% to 3.7%, and the five-year loan prime rate was lowered from 4.65% to 4.6%. The PBOC pleaded that stability would be a greater focus and “prudent monetary policies should be flexible and appropriate, and liquidity should be maintained at a reasonable and ample level.” Changes in interest rates and market liquidity conditions could have an adverse impact on our earnings and cash flows. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may adversely affect our business, financial condition, results of operations and prospects.

United States regulators may be limited in their ability to conduct investigations or inspections of our operations in China.
U.S. public companies that have or had a substantial portion of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. As we have substantial operations within China, the increased regulatory scrutiny focus on U.S.-listed companies with operations in China could add uncertainties to our business operations, share price and reputation.
On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCAA was signed into law. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the Public Company Accounting Oversight Board, or PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The SEC is assessing how to implement the requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the NYSE if our auditor is located in a foreign jurisdiction and the PCAOB determines that it is unable to inspect or investigate it completely for three consecutive years because of a position taken by an authority in the foreign jurisdiction, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. We continue to monitor the implementation of the HFCAA and related developments.
Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose shares are publicly traded in the United States, is registered with the PCAOB. As a PCAOB registered firm, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with relevant U.S. laws and professional standards. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. This list does not include our auditor.
We continue to monitor the implementation of the HFCAA and related developments, including reports of dialogue among the China Securities Regulatory Commission, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China. There can be no assurance that we or our auditor will be able to comply with requirements imposed by U.S. regulators in the future. The market prices of our shares could be adversely affected as a result of possible negative impacts of the HFCAA and other similar rules and regulations.

If additional remedial measures are imposed on the Chinese affiliates of certain global accounting firms, including the “big four” accounting firms pursuant to administrative proceedings brought by the SEC against them, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended.
Starting in 2011 the Chinese affiliates of certain global accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese laws. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.
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
The HLGE group operates Copthorne Hotel Cameron Highlands (“CHCH”), a hotel in Cameron Highlands, Malaysia. As of February 28, 2022, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE. Set forth below are risks related to our equity interest in HLGE.
The HLGE group’s financial performance is dependent on the performance of the hotel it operates. The HLGE group’s hotel ownership and management business are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:

•
a decrease in occupancy rates as a result of a prolonged recovery of the hospitality, tourism and travel industries from the
COVID-19
pandemic, and future outbreaks of communicable diseases (see “Item 3. Key Information — Risk Factors — Outbreaks of communicable diseases may materially and adversely affect our business, financial condition and results of operations.”);

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
We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we continue to have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes—Oxley Act of 2002, or SOX, travel frequently, usually monthly for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. Although the travel frequency has been reduced in the past two years due to cross-broader restrictions implemented to prevent the
COVID-19
spread, we will gradually resume travel to Yuchai as China’s restriction requirements continue to be lifted.
Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•
In March 2005, we acquired a 15.0% interest in the capital of TCL through Venture Delta Limited (“Venture Delta” or “VDL”). We have since divested the majority of our interest in TCL and as of December 31, 2021, we had a 0.18% interest in the outstanding ordinary shares of TCL, which has further reduced to 0.08% as of February 28, 2022. See “Item 3. Key Information – Selected Financial Data – Relating to our interest in TCL.”

•
In February 2006, we acquired debt and equity securities in HLGE through two wholly-owned subsidiaries. Our shareholding in HLGE has changed through various transactions and as of December 31, 2012, we had a 48.9% interest in the outstanding ordinary shares of HLGE, which has remained unchanged as of February 28, 2022.

HLGE and TCL are each listed on the Main Board of the Singapore Exchange.
We have eight wholly-owned subsidiaries which directly hold investments in Yuchai, HLGE and TCL, as described below:

•	Through our 76.4% interest in Yuchai held by six wholly-owned subsidiaries, we primarily conduct our manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•
As of February 28, 2022, through our wholly-owned subsidiary, Grace Star, we had a 48.9% shareholding interest in HLGE. The HLGE group is engaged in hospitality and property development activities conducted mainly in Malaysia. For more details on our investments in HLGE, see “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.”

•	As of February 28, 2022, through our wholly-owned subsidiary, VDL, we had a 0.08% equity interest in TCL. We would consider disposing our remaining shareholding in TCL in due course.
Since January 1, 2021, there have been no public takeovers by third parties in respect of our shares, and we have not made any public takeovers in respect of other companies’ shares.
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
In May 1993, in order to finance further expansion, Yuchai sold shares to the Company. Our initial shareholders, consisting of HL Technology, Sun Yuan Overseas (BVI) Ltd., or Sun Yuan BVI, the Cathay Investment Fund, Limited, or Cathay, GS Capital Partners L.P., and Coomber, then a wholly-owned subsidiary of China Everbright Holdings and, thus, controlled by China Everbright International Limited, or China Everbright International, made their initial investments in Yuchai in May 1993, when their respective wholly-owned subsidiaries purchased for cash in the aggregate 200 million newly-issued shares of Yuchai (51.3% of the then-outstanding shares of Yuchai). These shareholders exchanged with the Company their shareholdings in their wholly-owned subsidiaries, six companies which held Foreign Shares of Yuchai, for 20 million shares of our Common Stock (after giving effect to a
10-for-1
stock split in July 1994, or the Stock Split). In connection therewith, Yuchai became a Sino-foreign joint stock company and became subject to the laws and regulations relating to joint stock limited liability companies and Sino-foreign joint venture companies in China. Foreign Shares may be held by and transferred to non-Chinese
legal and natural persons, subject to the approval of the Ministry of Commerce, the successor entity to the Ministry of Foreign Trade and Economic Cooperation of China, or MOFTEC. Foreign Shares are entitled to the same economic rights as GY Group Shares and Legal Person Shares. GY Group Shares are shares purchased with state assets by government departments or organizations authorized to represent state investment. Legal Person Shares are shares purchased by Chinese legal persons or institutions or social groups with legal person status and with assets authorized by the state for use in business.
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
In connection with our purchase, through our six wholly-owned subsidiaries, of additional Yuchai Shares with proceeds of our initial public offering, Yuchai offered additional shares pro rata to its other existing shareholders (30 shares for each 100 shares owned) in accordance with such shareholders’
pre-emptive
rights, and each of our subsidiaries was able to acquire these additional Foreign Shares in Yuchai. Such pro rata offering (including the offering to the Company) is referred to herein as the “Yuchai Offering.” Certain Legal Person shareholders subscribed for additional shares in the Yuchai Offering. The GY Group informed Yuchai at the time that it would not subscribe for any of its portion of Yuchai Shares (31,345,094 shares) in the Yuchai Offering. In order to obtain MOFTEC’s approval of the Yuchai Offering, the GY Group was given the right by Yuchai’s Board of Directors to subscribe for approximately 31 million shares of Yuchai at a price of RMB 6.29 per share at any time prior to December 1998. This was because provisional regulations of the State Administration Bureau of State Property, or SABSP, and the State Committee of Economic System Reform, or SCESR, published in November 1994, imposed on any holder of state-owned shares certain obligations to protect its interest in any share offering. Under such regulations, the GY Group could have been required to subscribe for Yuchai Shares in the Yuchai Offering. Yuchai’s shareholders subsequently agreed to extend the duration of such subscription right to March 31, 2002 (the exercise of which would have reduced our ownership of Yuchai from 76.4% to 71.7%). The GY Group informed the shareholders of Yuchai that it had determined not to subscribe for additional Yuchai Shares and this determination was noted by the Yuchai’s Board of Directors on November 1, 2002. However, given the November 1994 provisional regulations of the SABSP and the SCESR, the SABSP, the SCESR and/or the Ministry of Commerce may take action against the GY Group, and there can be no assurance that any such action would not, directly or indirectly, have a material adverse effect on Yuchai or the Company.
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

Business Overview
Emission Standards
Since the introduction of China National I in the early 2000s, Chinese regulators have been steadily tightening the limits on permissible emissions of on-road
diesel vehicles and
off-road
machinery. In an effort to combat increasing air pollution, China’s vehicle industry transitioned to the National IV and National V emission standards in just a five-years from 2013 to 2018. The latest emission standard, known as National VI, was implemented in July 2021. Yuchai produces diesel engines and natural gas engines compliant with the National V and National VI emission standards. It also develops alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. Towards the end of 2021, Yuchai had a portfolio of engines that was National VI (b) emission standards compliant, even though such emission standards are not scheduled for implementation until July 2023.
For
off-road
machinery, the
Tier-3
emission standards were implemented nationwide on December 1, 2016. The updated
Tier-4
standards will phase in from December 2022 for all diesel
off-road
equipment with engine sizes smaller than 560kW. Yuchai is able to produce diesel engines compliant with
Tier-3
emission standards for use in
off-road
machinery and would be able to comply with the new emission standard of
Tier-4
for all
off-road
machinery before December 2022.
Products and Product Development — Yuchai
Yuchai engages in the manufacture, assembly and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, and marine and agriculture applications in China. Yuchai also produces engines for diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs, agents and retailers and provides maintenance and retrofitting services throughout China.
Yuchai is devoted to improving its competitiveness across all engine platforms, including light-, medium- and heavy-duty engines in compliant with the new emission standards. Yuchai has established a portfolio of on-road
engines that meet with the National VI emission standards implemented in China on July 1, 2021. Prior to the off-road
Tier-4
emission regulations come in force, Yuchai proactively developed a complete range of
Tier-4
compliant
off-road
engines in anticipation of the new regulation that will be implemented in December 2022.
In order to meet the growing demand of clean-energy engines, Yuchai is also expanding its production and research and development capabilities in natural gas engines, fuel cells, hybrid power system, pure electric system, engine range extenders and electric drive axle. In September 2021, Yuchai entered into an agreement with the Government of Nanning Municipality to invest on the research, development and construction of new production capacity for new energy technologies including fuel cell systems, range extenders, hybrid power and electric drive system. In October 2021, Yuchai announced a new smart powertrain system,
IE-Power,
the China’s first heavy-duty tractor CVT hybrid powertrain. In December 2021, Yuchai announced its first operating hydrogen engine for China’s commercial vehicle market, the YCK05 hydrogen-powered engine.
New Products
In 2021, Yuchai launched a new energy product,
IE-Power,
for
off-road
agricultural market.
IE-Power
is a new generation hybrid system incorporated the Yuchai
e-CVT
transmission. The system will be installed on heavy-duty agricultural machinery such as heavy-duty tractors. The
IE-Power
has a designed output of
200-260hp
rating.
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
For more information, see “Products and Product Development —Yuchai — New Energy Products”.

In October 2018, Yuchai introduced the below 10 new engine models compliant with the
Tier-4
emission standards for industrial and agricultural
off-road
applications, which are YCA05, YCA07, YCA08, YCF36 (2 models), YCK09, YCK11, YCK13, YCK15 and YCTD20. Certain details of these products are set out as below.

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

Existing Engine Products
Yuchai manufactures diesel and natural gas engines for trucks, buses and passenger vehicles, marine and industrial applications and generator sets. The following table sets forth Yuchai’s list of engines by application:

Series
Truck	YCY24, YCY30, YCS04, YCS04N, YCS06, YCK05, YCK08, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCA07N, YCK15N
Bus	YCY24, YCY30, YCS04, YCS06, YCK05, YCK08, YCK09, YCK11, YCS04N
Construction	YCF24,YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13
Agriculture	YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13
Marine	YC4D, YC4FA, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC8CL, YC12VC, YC6MK
Generator-Drive	YC4R, YC4FA, YC4D, YC6A, YC6LN, YC6MK, YC6MJ, YC6T, YC6C, YC6CL, YC12VC, YC12VTD, YC16VTD, YC16VC, YC6MKN, YC6K, YC6KN
Yuchai’s existing engine products include light-, medium- and heavy-duty engines as set forth in the following table. According to Yuchai’s new classification system implemented since 2018, engines are classified as light-duty engines in capacity of 3.8 liters and less, medium-duty engines in capacity of between 3.8 liters and 7.0 liters, and heavy-duty engines in capacity of 7.0 liters and above.

Series
Light Duty	YC4FA, YCY24, YCY30
Medium Duty	YC4A, YC4D, YC6A, YCK05, YCS06, YCS04, YCS04N, YCA05, YCA07, YCA08
Heavy Duty	YC6LN, YC6MK, YC6MKN, YC6MJ, YC6K, YC6KN, YC6K13, YC6K13N, YC6T, YC6C, YC6CN, YC6CL, YC8CL, YC12VTD, YC12VC, YC16VC, YC6CD, YC6TD, YCK08, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCK15N

(a)	4-Cylinder Diesel Engines
Trial production of the
4-cylinder
diesel engines commenced in late 1999 and today, they represent a stable of reliable and high- performance engines. Significant improvements to the technical specifications of the
4-cylinder
engines to meet National V emission standards have resulted in higher customer acceptance resulting in consistent sales demand. The National V compliant engines will be gradually phased out from the China market with the full implementation of the National VI emission regulations from July 2021 onwards. Yuchai may retain certain National V products for the export market.
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
Tier-3
emission standards for
off-road
applications.

•
The YC4D engine is a
4-cylinder,
four-stroke engine with a rated power ranging from 120 to 180 PS. It is a diesel engine co-developed
by Yuchai and Germany FEV, and features lower emission, lower fuel and oil consumption, lower noise, higher reliability, lower price and better upgrading potential.

(b)	6-Cylinder Diesel Engines
National VI emission standards compliant diesel engines

•
The YCS06 engine compliant with National VI emission standards is for use in medium-duty trucks, coaches and buses. It has a displacement volume of 6.23 liter and a maximum power output of 260 PS with a maximum torque of 1000
N-m.

•
The YCK05 engine compliant with National VI emission standards is for use in medium-duty trucks, coaches and buses. It has a displacement volume of 5.1 liter and a maximum power output of 230 PS with a maximum torque of 870
N-m.

•
The YCK08 engine compliant with National VI emission standards is for use in medium-duty and special purpose trucks, highway coaches and buses. It has a displacement volume of 7.7 liter and a maximum power output of 350 PS with a maximum torque of 1400
N-m.

•
The YCK09 engine compliant with National VI emission standards is for use in medium to heavy-duty trucks, highway coaches and buses. It has a displacement volume of 9.41 liter and a maximum power output of 380 PS with a maximum torque of 1800
N-m.

•
The YCK11 engine compliant with National VI emission standards is for use in heavy-duty trucks and trailers, highway coaches and buses over 10 m in height. It has a displacement volume of 10.84 liter and a maximum power output of 460 PS with a maximum torque of 2200
N-m.

•
The YCK13 engine compliant with National VI emission standards is for use in heavy-duty trucks and trailers, and highway coaches. It has a displacement volume of 12.94 liter and a maximum power output of 560 PS with a maximum torque of 2500
N-m.

6MK Heavy-Duty Diesel Engines
The 6MK heavy-duty engine family was initially designed for heavy-duty trucks and passenger buses and was developed based on technologies from USA, Japan and Germany in accordance with FEV procedures. The 6MK engine has adopted the common rail injection system technology to meet with the latest emission requirements and the European forced cooling piston technology. It has a 10.34 liter displacement and power ranging from 300 to 400 PS. The upgraded
YC6MK-50
is a 10.3 liter engine for marine and power generation application.
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
In May 2011, Yuchai commenced construction of a plant at Yuchai’s primary manufacturing facilities in Yulin City, Guangxi Zhuang Autonomous Region, to increase the annual production capacity of marine diesel engines and power generators to meet increasing demand. The following are our marine diesel and power generator models.

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
12-cylinder,
39 liter rated at 900 to 1345 kW at 1500 rpm, mainly for application in the power generator, marine and industrial markets. The YC12VTD was launched in 2018.

•
YC16VTD is derived from the YC6TD engine where the
V-engine
enables the engine to have a compact configuration. The engine is
16-cylinder,
52 liter rated at 1520 to 1680 kW at 1500 rpm, mainly for application in the power generator, marine and industrial markets. The YC16VTD was launched in 2018.

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
mid-2021.
Sales
In 2021, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China were approximately 3.4 million units, a decrease of 6.9% compared to 2020. Yuchai’s commercial vehicle engine sales in 2021 were 241,325 units, a decrease of 11.9% compared to 273,868 units in 2020. Yuchai’s total engine sales in 2021 were 456,791 units, an increase of 6.2% compared with 430,320 units in 2020.
Light-duty engine sales in 2021 were 127,202 units, or 27.8% of total unit sales, compared to 26.8% in 2020, where light-duty engine sales were 115,389 units. Medium-duty engine sales were 229,109 units, or 50.2% of total unit sales, compared to 2020 where sales were 222,657 units or 51.7% of total unit sales. Heavy-duty engine sales were 99,680 units, or 21.8% of total sales units, compared to 2020 where sales were 91,474 units, or 21.3% of total unit sales.

In 2021, Yuchai sold approximately 7,934 natural gas engine units compared with approximately 18,969 units sold in 2020. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2019, 2020 and 2021:

	2019			2020			2021
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000			RMB’000			RMB’000
Light-duty engines (1)	2,429,248	13.5%	105,749	2,356,168	11.5%	115,389	2,429,745	11.4%	127,202
Medium-duty engines (2)	5,583,982	31.1%	184,467	6,626,629	32.2%	222,657	7,065,283	33.2%	229,109
Heavy-duty engines (2)	6,189,934	34.4%	85,000	6,725,312	32.7%	91,474	7,410,771	34.9%	99,680
Other products and services (3)	3,777,140	21.0%	932	4,849,551	23.6%	800	4,348,335	20.5%	800

	17,980,304	100.0%	376,148	20,557,660	100.0%	430,320	21,254,134	100.0%	456,791

Notes:

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets, NEV products and others.
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
As of December 31, 2021, Yuchai’s total technical production capacity was approximately 633,000 units, compared to 626,000 units in 2020 based on a 2.0 shift five-day
week at 80% utilization rate. To comply with the National VI emission regulations implementation schedule, Yuchai has committed the investment on production equipment, either building the new lines or modifying the existing facilities tailored for National VI engines assembly.
In 2021, we produced 452,910 units of engines. The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for the years ended December 31, 2019, 2020 and 2021:

	2019		2020		2021
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	104,722	30.4%	118,430	28.1%	128,000	28.3%
Medium-duty engines (2)	175,677	51.0%	220,465	52.4%	236,598	52.2%
Heavy-duty engines (2)	63,885	18.5%	81,547	19.4%	87,676	19.4%
Other products and services (3)	434	0.1%	193	0.1%	636	0.1%

	344,718	100.0%	420,635	100.0%	452,910	100.0%

Notes:

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets, NEV products and others

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
Engine Block
Yuchai cast and molded more than 364,000 units of engine blocks in 2021 representing a large portion of its engine blocks used in production.
Raw Materials
Yuchai purchases raw materials, principally scrap steel and cast iron, from domestic suppliers. An increase in the prices of these raw materials would generally increase our costs of production. We have experienced volatility in the prices of raw materials in the past. See also “Item 3. Key Information — Risk Factors — If China’s inflation increases or the prices of energy, raw materials or components increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”
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
Research and Development
Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai has committed to continually improve the technology of its products by acquiring advanced technology from Chinese research institutes, international engine design consulting firms, as well as international diesel engine and engine parts manufacturers.
In 2019, Yuchai’s research and development efforts were mainly related to National VI engine testing and calibration to support domestic vehicle OEMs who had installed Yuchai engines in their National VI vehicles. The development of
Tier-4
emission compliant engines is
on-going
and the prototype engines are in preparation for delivery. In 2020, Yuchai’s research and development efforts were mainly related to National VI emission standards compliant engine testing and calibration, to support domestic commercial vehicle OEMs on the launch of new emission regulation-compliant vehicles. Yuchai’s development of
Tier-4
emission compliant engines is
on-going
and it is starting to deliver the prototype engines to selected off-road
machinery OEMs. In addition, Yuchai launched two range extender power systems of 65 kW and 100 kW rating for new energy vehicles. In 2021, Yuchai’s research and development efforts were mainly related to National VI emission standards compliant engine testing and application verification, to support domestic commercial vehicle OEMs to resolve application issues from commercial launching. Yuchai’s development of
Tier-4
emission compliant engines is
on-going.
Most of Yuchai’s
Tier-4
products have passed the certificate testing and prototype engines have been installed on OEM machinery for test running. We believe that Yuchai is well positioned for commercial operation of its
Tier-4
compliant products prior to the emission regulation implementation by December 2022. Yuchai also launched its new energy project, the
IE-Power
system for heavy-duty agricultural market, and delivered the prototype 90kW full cell system to one of our OEM customers. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — New Energy Products” for more details.

As a result of its research and development efforts, Yuchai has a large patents portfolio with over 3,000 patents registered in China as of December 31, 2021. The types of patents that Yuchai has registered are invention patents, utility model patents and design patents. The term of patent protection is 10 or 20 years from the filing date depending on the type of patent registered.
Future Products
Yuchai believes that its long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.
Yuchai intends to continue to work with international engine design consulting firms and international engine manufacturers for technological assistance in improving its products and developing new products, and expects such cooperation to continue. The introduction of new engine products will also require significant capital expenditures, such as purchases of international manufacturing equipment and technologies. See “Item 3. Key Information — Risk Factors — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”
Sales, Marketing and Services
Sales and Marketing
Yuchai distributes the majority of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. With a sales force of approximately 635 persons nationwide in China, Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site
assistance to major customers in the resolution of technical problems.
Yuchai promotes its products primarily through exhibitions, internet, social media, outdoor sign boards, and advertisements in newspapers and industry journals. In October 2019, Yuchai participated in the 70th Anniversary celebration of the founding of modern China with Yuchai engines propelling vehicles in the National Day parade in Beijing. In October 2021, Yuchai introduced a new smart powertrain system,
IE-Power,
for heavy-duty agricultural equipment at the 2021 China International Agricultural Machinery Exhibition in Shandong, China.
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
Yuchai further believes that it leads its competitors in providing high quality after-sales services through its 4,058 authorized customer service stations in China. The customer service stations are independently owned and are able to provide emergency services to its end-users
within a
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
In 2021, our sales to our top five customers accounted for 49.1% of our total revenue. Our top customer is a leading automobile manufacturer group in China. This group includes one of the largest automobile companies in China and other affiliated or controlled diesel truck manufacturers. In 2021, sales to our top customer as a group accounted for 25.1% of our total revenue. See “Item 4. Information on the Company — Business Overview — Competition.”

As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such credit-controlling measures will successfully control Yuchai’s trade receivables balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2021, Yuchai had net trade and bills receivables of RMB 7,032.2 million (US$1,112.3 million), representing 39.1% of our consolidated current assets.
Export Sales
Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users
in subsequent and separate transactions. Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2019			2020			2021
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	RMB ’000			RMB ’000			RMB ’000
Total Domestic Sales	17,909,126	99.6%	375,230	20,502,173	99.7%	428,371	21,206,280	99.8%	454,917
Total Direct Export Sales	71,178	0.4%	918	55,487	0.3%	1,949	47,854	0.2%	1,874

	17,980,304	100.0%	376,148	20,557,660	100.0%	430,320	21,254,134	100.0%	456,791

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

Our top customer is a leading automobile manufacturer group in China and a major competitor of Yuchai. In 2021, our sales to our top five customers accounted for 49.1% of our total revenue. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, international diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which has further intensified competition. See “Item 3. Key Information — Risk Factors —Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”
The ongoing development of full electric vehicles for both the bus and truck markets in China will continue to present a source of competition for Yuchai’s engines because of the recent replacement of public transit buses, which had been a major bus engine market for Yuchai in the past, with electric vehicle buses in most cities of China.
The HLGE group
As of February 28, 2022, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.30 on February 28, 2022. The core businesses of the HLGE group are that of hospitality operations and property development.
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
The HLGE group wholly owns a Copthorne hotel in Cameron Highlands (Malaysia). Copthorne Hotel Cameron Highlands comprises 269 guest rooms and suites. It is the only hotel situated at the highest accessible point of Cameron Highlands, Malaysia. Located next to the hotel, is a Tudor-styled resort, where 66 units have been leased by the hotel from the owners of the resort for use by its guests. The resort comprises self-contained low-rise
and high-rise apartment suites and each suite is equipped with a living room, a kitchenette and a balcony. To maintain its competitiveness, HLGE carries out renovation programs at CHCH from time to time as required.
The HLGE group recorded
pre-tax
losses for five consecutive fiscal years from 2009 to 2013 and in fiscal year 2015. For fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned CHCH. For fiscal year 2016, the HLGE group recorded pre-tax
profit. For fiscal year 2017, the HLGE group recorded a profit mainly due to its disposals of (i) the HLGE group’s 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. to Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co Ltd; and (ii) the HLGE group’s entire interests in LKN Investment International Pte. Ltd. to an affiliate of Jingrui Holdings Limited. Previously, HLGE’s average daily market capitalization has fallen below the minimum threshold of S$40 million resulting in it being placed on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failing to comply with the minimum criteria for continued listing. These factors in the past made it difficult for the HLGE group to obtaining financing from financial institutions. In March 2018, HLGE converted all of its existing issued and outstanding non-redeemable
convertible cumulative preference shares into new ordinary shares of HLGE. On April 4, 2018, the Singapore Stock Exchange determined that HLGE met the Singapore Exchange’s Listing Manual criteria for exit from the Watch-list and removed HLGE from the Watch-list.
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
For more information on risks relating to our investment in HLGE, see “Item 3. Key Information — Risk Factors — The HLGE group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.”

Organizational Structure
The following chart illustrates the organizational structure of the Company and Yuchai as of February 28, 2022 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”). This chart depicts the Company’s significant subsidiaries only.

Regulatory and Related Matters
Governance, Operation and Dissolution of Yuchai
Governance, operation and dissolution of Yuchai are governed by the FIL (as defined below), the Company Law of the People’s Republic of China which was initially promulgated on December 29, 1993 and the revision draft was newly published for public comments on December 24, 2021 and other related laws and regulations, as well as by Yuchai’s Articles of Association. Yuchai is subject to the relevant PRC labor laws and regulations with respect to labor management, which is overseen by the Ministry of Human Resources and Social Security. In accordance with these laws and regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurances and employee discipline. Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50% of the registered capital of Yuchai.
On March 15, 2019, a new foreign investment law was adopted (“FIL”). Upon its effectiveness on January 1, 2020, the existing Sino-Foreign Equity Joint Venture Law, the Wholly Foreign Owned Enterprise Law and the Sino-Foreign Cooperative Joint Venture Law, together with their implementation rules and ancillary regulations, have been repealed and the FIL has become the legal foundation regulating FIEs. The FIL grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. Yuchai is governed by the FIL and related implementing rules. See also “Item 3. Key Information — Risk Factors — Questions on the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
Pursuant to Chinese law and Yuchai’s Articles of Association, Yuchai may be dissolved upon the occurrence of certain events, including force majeure
, severe losses, lack of supply of necessary materials or other events that render Yuchai unable to continue its operations. Upon dissolution, Yuchai will form a liquidation committee. Final dissolution is subject to government review and approval.
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
Property, Plant and Equipment
Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-duty, medium-duty and heavy-duty engine models, a natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases one, two and three of a foundry and various testing and supporting facilities. In addition, Yuchai leases a number of regional sales offices in China. As of December 31, 2019, 2020 and 2021, Yuchai’s total production capacity was approximately 626,000 units, 626,000 units and 633,000 units, respectively, based on a 2.0 shift five-day
week at 80% utilization rate. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “Item 4. Information on the Company — Business Overview — Products and Product Development — Yuchai — Production.”

Environmental Matters
Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards feasible. On January 18, 2016, the Ministry of Industry and Information Technology, or MIIT and the Ministry of Environmental Protection required that all light-duty petrol vehicles, light-duty diesel buses, and heavy-duty diesel vehicles (for the purposes of public transportation, environmental sanitation and postal services) must comply with National V emission standards from January 1, 2017. All heavy- and light-duty diesel vehicles nationwide were required to comply with National V emission standards from July 1, 2017 and January 1, 2018, respectively. In June 2018, the MEE announced that all diesel powered heavy-duty vehicles must comply with the National VI emission standards in different phases: (a) natural gas engines driven heavy-duty vehicles are required to comply with the National VI(a) emission standards from July 1, 2019, and the National VI(b) emission standards from January 1, 2021; (b) diesel engine driven municipal vehicles are required to comply with the National VI(a) emission standards from July 1, 2020, and all diesel driven heavy-duty vehicles are to comply with the National VI(a) emission standards from July 1, 2021; and (c) all diesel driven heavy-duty vehicles are required to comply with the National VI(b) emission standards from July 1, 2023. In December 2020, MEE announced the approval of
Tier-4
emission standard and any
off-road
machinery (below 560 kW) that does not comply with the
Tier-4
emission standard is prohibited for production, import and selling in China from December 1, 2022.
We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. Yuchai has set up a sewage disposal system that meets national environmental discharge standards to process polluted water generated during production. In accordance with applicable regulations, sewage processing data and results of sewage treatment will be uploaded in real time to an online platform operated by the Ecology and Environment Department of the Guangxi Zhuang Autonomous Region. Polluted water will only be discharged upon confirmation that it meets the national standards. Yuchai delivers solid waste products to qualified third-party waste disposal sites to dispose and makes payments in respect thereof. For those recyclable waste such as foundry sand, third-party disposal sites with qualification would be engaged for recycling treatment to reduce waste of resources. In addition, Yuchai has also built treatment and filter systems for dust, fumes, panting and noise, respectively, to reduce the pollution resulting from Yuchai’s production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems. See “Item 3. Key Information — Risk Factors — We are subject to increasingly stringent policies and regulations related to climate change and environmental protection.”
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
During the fiscal years ended December 31, 2019, 2020 and 2021, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview
The Chinese economy in 2021 experienced two different growth paths. In the first half of 2021, Chinese GDP expanded by 12.7% as China continued its resurgent economic growth. However, a number of factors negatively impacted the Chinese economy in the second half of 2021 which substantially reduced economic growth. Those factors contributing to a production decline include a decline in construction activity, a slowdown in manufacturing as power shortages emerged in the second half of the year, the effect of ongoing
COVID-19
restrictions on supply chains and a shortage of critical semiconductor chips. Amid this mixed market environment, our engine sales increased by 6.2% to 456,791 units in 2021, compared with 430,320 units in 2020. We achieved positive sales growth in nearly every market except the truck market. In the relatively smaller bus market, we achieved a 53.8% increase in bus engine unit sales while the overall bus market reported a 13.7% increase in unit sales for 2021. Our bus engine unit sales increased in each of its engine size categories. Our engine sales in the off-road
markets also experienced a gain in the 2021 as engines used for marine and power generation application increased by 53.3% in the midst of the power shortages, and the sales of agricultural engines continued to benefit from farmers’ transition from intensive labor to advanced machines.
The Chinese commercial vehicle market is a highly competitive market. According to CAAM, in 2021, commercial vehicle sales (excluding gasoline-powered and electric-powered vehicles) were 3.4 million units, a decrease of 6.9% compared with 2020. The truck market decreased by 8.7%
year-on-year,
mainly attributed to a 14.2% decline in the heavy-duty segment and a 5.0% decline in light-duty truck segment, which was partially offset by the 11.9% growth in the medium-duty truck segment. The bus market increased by 13.7%
year-on-year,
attributed to growth in all segments, a 2.4% increase in the heavy-duty bus segment, an 11.8% increase in the light-duty bus segment and a 14.9% increase in the medium-duty bus segment.
Since July 2021, Yuchai marked the successful transition of our on-road
products to meet China’s newly implemented National VI (a) emissions standards amidst stricter environmental regulations. Towards the end of 2021, Yuchai had a portfolio of engines that was National VI (b) emission standards compliant, even though such emission standards are not scheduled for implementation until July 2023. The shift to more stringent emission standards in China presents a growth opportunity but also a challenge to our business. Sales in the bus and truck market rose by 25.9% in the first half-year primary due to pre-buying
of less expensive, less strict National V vehicles, however, a significant inventory of National V vehicles remained in the distribution channels after July resulting in much lower demand for National VI trucks in the second half of 2021. For 2021, truck sales decreased by 8.7% mainly due to lower heavy-duty segment by 14.2%, according to CAAM. Yuchai’s truck engine sales was down by 16.2% with the major decline in light-duty engine segment by 24.0%.
The international demand for our engines rebounded as the impact of the
COVID-19
pandemic began to subside around the world in 2021. Our export sales for 2021 were more than 34,000 units, representing growth of 23.6% compared to 2020. In March 2022, we announced 800 Ankai buses, powered by Yuchai YC6GN natural gas engines, were exported to Mexico.
China’s focus on developing the NEVs industry to curb air pollution has tapered in recent years after various incentives and infrastructure investments were introduced to encourage purchases of electric-powered vehicles. In March 2020, the NDRC and MIIT jointly announced the extension of government incentives for electric-power vehicles through the end 2022, which boosted the electric vehicle sales for 2021. In 2021, sales of electric commercial vehicles increased by approximately 49.9% to 166,108 units from 110,787 units in 2020. Yuchai also recorded a growth in sales of emerging NEV products. In 2021, Yuchai’s YCK05 hydrogen-powered engine achieved stable ignition and operation in a demonstration at the Beijing Institute of Technology.
Yuchai’s new engines compliant with the stringent emission standards and its growing NEV products are a result of research and development investments. Our R&D capabilities have led to strategic initiatives with new partners. In 2021, we entered into a strategic partnership agreement with an electric vehicle bus producer in China, Guangxi Shenlong Automobile Manufacturing to develop new energy vehicles and leverage their supply chains and distribution networks. To accelerate development of new energy technologies, Yuchai established Yuchai
Xin-Lan
New Energy Power Technology Co., Ltd., and entered into an agreement with Government of Nanning Municipality for the construction of the Yuchai
Xin-Lan
project. In February 2022, a new joint venture with Beijing Xing Shun Da Bus Co., Ltd., was incorporated to develop hydrogen energy applications for fuel cell powertrains.
Our gross profit margin was 13.9% in 2021, lower than 17.2% in 2019 and 15.5% in 2020. The decline in 2021 was primarily attributable to a change in revenue mix, transition to National VI compliant engines and higher material costs but was mitigated by cost reductions.
As a result, our profit attributable to equity holders of the Company was RMB272.7 million (US$43.1 million) for 2021, lower than RMB 604.9 million for 2019 and RMB 548.9 million 2020.
Uncertainties and adverse changes in the global and Chinese political, economic and social conditions could increase the costs associated with the development of our products, increases in prices and supply constraints of energy, raw materials or components, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments. See “Item 3. Key Information – Risk Factors” for further details. In addition, any changes in tax legislation in China or adverse findings from the tax authorities could have a material impact on the consolidated financial conditions or results of operations. Our main operating subsidiary, Yuchai, enjoys a preferential corporate tax rate of 15%. See “Item 10. Additional Information-Taxation” for further details. In the event Yuchai fails to enjoy this preferential tax rate, it will be subject to corporate tax at the rate of 25%.

COVID-19
Pandemic: Response and Impact
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
In light of the uncertainties in the global market and economic conditions attributable to the
COVID-19
pandemic, we will continue to evaluate the nature and extent of the impact of
COVID-19
to our financial condition and liquidity. In the first quarter of 2022, China experienced another wave of
COVID-19
resulted in several cities being locked down and stricter measures have been put in place. These have caused supply chain disruptions and adverse cost impacts to freights and logistics. The
COVID-19
pandemic is still ongoing and its dynamic nature makes it difficult to forecast the pandemic’s effects on the results of our operations for 2022 and in subsequent years. See also “Item 3. Key Information — Risk Factors —Outbreaks of communicable diseases may materially and adversely affect our business, financial condition and results of operations.”
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

•
Since fiscal year 2010, we have gradually reduced our equity interest in TCL with our total shareholding interest in TCL being 0.18% as of December 31, 2021 and 0.08% as of February 28, 2022. We would consider disposing our remaining shareholding in TCL in due course.

HL Global Enterprises Limited
The second step in the implementation of our business expansion and diversification plan occurred in February 2006 when we acquired a 29.1% equity interest in HLGE and certain convertible preference and debt securities through two wholly-owned subsidiaries for an aggregate consideration of approximately S$132.0 million.
Relating to our interest in HLGE:
On January 13, 2012, our wholly-owned subsidiary, Grace Star Services Limited (“Grace Star”) transferred 24,189,170 Series B redeemable convertible preference shares in the capital of HLGE (the “Trust Preference Shares”) to Amicorp Trustees (Singapore) Limited (the “Trustee”) pursuant to a trust deed entered into between HLGE and the Trustee (the “Trust”). On January 16, 2012, the Trust Preference Shares were mandatorily converted into 24,189,170 new ordinary shares in the capital of HLGE (the “Trust Shares”) resulting in our shareholding interest in HLGE decreasing from 49.4% to 48.1%. On April 4, 2012, as a result of the conversion of all the outstanding Series A redeemable convertible preference shares held by our wholly-owned subsidiaries, VDL and Grace Star, into new ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased from 48.1% to 48.9%.
The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2021. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2021 and February 28, 2022. We consolidate the results of HLGE as a subsidiary. See Note 1.3 to the accompanying consolidated financial statements in Item 18.
As of December 31, 2021, our equity interest in HLGE was 48.9%. As of February 28, 2022, our equity interest in HLGE remained unchanged.
Critical Accounting Estimates
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
The following discussion addresses certain of our accounting policies that are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment, assumptions and estimates by our management. Our management uses our historical experience and analyses, the terms of existing contracts, historical cost convention, industry trends, information provided by our agents and information available from other outside sources, as appropriate, when forming our judgment, assumptions and estimates. However, this task is inexact because our management is making judgment, assumptions and providing estimates on matters that are inherently uncertain. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates under different assumptions and conditions. The estimates are deemed as uncertain largely due to timing and changes over time associated with the unknown risks.
While we believe that all aspects of our consolidated financial statements should be studied and understood in assessing our current expected financial condition and results, we believe that the following accounting policies involve a higher degree of judgment, estimation and therefore warrant additional attention:

•	identifying contract price and performance obligations in sales of engines;

•	development costs;

•	realization of deferred tax;

•	impairment of non-financial assets; and

•	derecognition of bills receivable.

Identifying contract price and performance obligations in sales of engines
We provide certain warranties for both general repairs and maintenance service as part of the sales of engines. For general repairs, such warranties are assurance-type warranties that are accounted for under IAS 37
Provisions, Contingent Liabilities and Contingent Assets
. Maintenance services are accounted for as service-type warranties that are distinguishable from other services and that allow customers to benefit from the service on its own. Hence, we have two separate performance obligations: one is the promise to transfer the engine and the other is to provide maintenance services after reaching certain on-road
mileage or running hours. Consequently, we allocated a portion of the transaction price to the engines and the maintenance services based on relative stand-alone selling prices that are determined by a combination of expected cost plus a margin and residual approaches.
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

The Group’s intangible assets comprised of goodwill, technology know-how,
development costs and trademarks. Excluding goodwill, the carrying amounts of intangible assets as of December 31, 2019, 2020 and 2021 are RMB 741.5 million, RMB 1,271.3 million and RMB 1,545.9 million (US$ 244.5 million), respectively. We periodically conduct an impairment evaluation on the conditions of our intangible assets. As of December 31, 2021, we recorded an accumulated impairment loss of RMB 126.7 million (US$20.0 million) related to Technology know-how
on 4Y20 engine production that was transferred from Group’s development costs upon completion and available for use. This intellectual property right was previously held by Jining Yuchai Engine Company Limited (“Jining Yuchai”) and transferred to Yuchai at agreed price in 2021. In 2018, Jining Yuchai commenced the production of 4Y20 engines and since 2019, production volume has gradually ramped up to meet market demand. Our management believes that there is no indication for further impairment in 2019, 2020 and 2021. Management has also considered that there is no significant change in the market that will have a favorable effect on the recoverable amount of this intangible asset and concluded that there is no reversal of impairment to be recognized in 2019, 2020 and 2021.
Since 2018, we capitalized development costs for new engines that comply with the National VI and
Tier-4
emission standards, as well as the development costs relates to new energy products in accordance with IFRS. We have capitalized RMB 366.7 million in 2019, RMB 530.8 million in 2020 and RMB 313.6 million (US$49.6 million) in 2021. During 2021, development costs with carrying amount of RMB 414.7 million (US$65.6 million) was transferred to Group’s intangible assets as technology know-how
upon completion and available for use. As of December 31, 2021, our total accumulated capitalized development costs were RMB 992.3 million (US$157.0 million). Since these development costs relate to on-going
development efforts and the engines have not yet been made available for use, no amortization charges were recorded. In 2019, 2020 and 2021, we performed an impairment evaluation of those development costs and no impairment charge was recognized.
In 2019, Yuchai entered into a trademark license agreement with the GY Group under which Yuchai was granted an exclusive and perpetual license to use the thirty trademarks listed in the trademark license agreement for a one-time
usage fee of RMB 169.8 million (US$ 26.9 million). In 2019, 2020 and 2021, management performed an impairment review and concluded that no impairment charge was to be recognized. See Note 12 to the accompanying consolidated financial statements in Item 18.
The carrying amounts of goodwill as of December 31, 2019, 2020 and 2021 remain the same at RMB 212.6 million, equivalent to US$ 33.6 million as at December 31, 2021. We periodically conduct an impairment evaluation on the goodwill. No impairment was made for 2019, 2020 and 2021.
Our market capitalization as of December 31, 2019, 2020 and 2021 based on our closing share price was lower than our consolidated net assets. We performed our annual goodwill impairment tests at each financial year-end,
and did not incur any impairment charge. We will continue to monitor the relationship of fair value to the recorded value of our consolidated net assets as economic events and changes to our stock price occur, and we may perform interim impairment tests in the future. If future results are not consistent with our assumptions and estimates and there continues to be decline in our market capitalization, we may be required to record impairment charges at a later date, which could materially and adversely affect our financial results.
Derecognition of bills receivable
We sell certain bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the de-recognition
of bills receivable when discounted, we believe that the contractual rights to receive the cash flows from the asset have been transferred to the banks. Accordingly, bills receivable is derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 15 to the accompanying consolidated financial statements in Item 18.

Results of Operations
The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2019, 2020 and 2021:

	Percentage of Revenue Year Ended December 31,
	2019	2020	2021
Revenue	100.0%	100.0%	100.0%
Cost of sales	-82.8%	-84.5%	-86.1%
Gross profit	17.2%	15.5%	13.9%
Other operating income, net	1.9%	1.8%	1.5%
Research and development expenses	-2.7%	-3.0%	-4.0%
Selling, distribution and administrative expenses	-10.0%	-8.6%	-8.3%
Operating profit	6.4%	5.7%	3.1%
Finance costs	-0.7%	-0.7%	-0.5%
Share of results of associates and joint ventures, net of tax	0.1%	-0.3%	-0.5%
Profit before tax	5.8%	4.7%	2.1%
Income tax expense	-1.0%	-0.9%	-0.2%
Profit for the year	4.8%	3.8%	1.9%
Attributable to:
Equity holders of the Company	3.4%	2.7%	1.3%
Non-controlling interests	1.4%	1.1%	0.6%
2021 compared to 2020
Revenue for 2021 was RMB 21,265.9 million (US$3,363.7 million) compared with RMB 20,581.2 million in 2020, an increase of 3.3%. The total number of diesel engines sold by Yuchai in 2021 was 456,791 units compared with 430,320 units in 2020, representing an increase of 26,471 units, or 6.2%, primarily due to higher engine sales in the bus engine markets, passenger vehicles engine sales, and off-road
segments, particularly agriculture engines, and engines used for marine and power generation application, which more than offset the unit sales decline in the truck engine segment. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 6.9% compared to 2020, as unit sales of trucks declined by 8.7% while unit sales of buses rose by 13.7%.
Cost of sales was RMB 18,313.8 million (US$2,896.7 million) in 2021, an increase of 5.3% from RMB 17,391.6 million in 2020, primarily due to higher cost of materials for the production of National VI engines. Cost of sales represented 86.1% and 84.5% of revenue in 2021 and 2020, respectively. Cost of materials consumed was RMB 16,457.5 million (US$2,603.1 million) in 2021, an increase of 6.2% from RMB 15,501.8 million in 2020. Material costs represent 77.4% of revenue in 2021 compared to 75.3% in 2020. Factory overheads (excluding depreciation and amortization) were RMB 827.7 million (US$130.9 million) in 2021, representing a decrease of 9.5% from RMB 914.4 million in 2020. This represented 3.9% of revenue for 2021 and 4.4% for 2020. Depreciation and amortization was RMB 381.2 million (US$60.3 million) in 2021, an increase of 16.6% from RMB 326.9 million in 2020, which represents 1.8% and 1.6% of revenue for 2021 and 2020, respectively.
Gross profit was RMB 2,952.1 million (US$466.9 million) in 2021, a decrease of 7.4% from RMB 3,189.6 million in 2020. The gross profit margin was 13.9% in 2021 compared with 15.5% in 2020. The lower gross margin in 2021 was primarily attributable to a change in revenue mix, transition to National VI compliant engines and higher material costs but was partially mitigated by cost reductions during the year.
Other operating income, net was RMB 316.2 million (US$50.0 million) in 2021, a decrease of 16.6% from RMB 378.9 million in 2020. The decrease was mainly due to lower government grants and reduced bank interest income compared with 2020.
R&D expenses increased by 35.5% to RMB 848.8 million (US$134.3 million) compared with RMB 626.5 million in 2020, primarily due to lower capitalization of the R&D expenses. We continued with our initiatives to improve engine performances and qualities of engines compliant with China’s National VI and
Tier-4
emission standards, and to develop products for new energy vehicles. In 2021, total R&D expenditures including capitalized costs were RMB 1,162.4 million (US$183.9 million), representing 5.5% of revenue in 2021, compared with RMB 1,157.3 million, representing 5.6% of revenue in 2020.

SG&A expenses were RMB 1,756.0 million (US$277.7 million) in 2021 compared with RMB 1,760.0 million in 2020, a slight decrease of 0.2%. These expenses represented 8.3% of revenue compared with 8.6% in 2020.
As a result, operating profit decreased by 43.9% to RMB 663.5 million (US$105.0 million) in 2021 from RMB1,182.0 million in 2020. Operating margin was 3.1% in 2021 compared with 5.7% in 2020.
Finance costs decreased by 23.3% to RMB 115.9 million (US$18.3 million) in 2021 from RMB 151.2 million in 2020. Lower finance costs mainly resulted from reduced term loan interest and less bills discounting compared to 2020.
The share of financial results of associates and joint ventures were a loss of RMB 95.9 million (US$15.2 million) in 2021 as compared with a loss of RMB 59.0 million in 2020. The increased loss was primarily due to higher engine development expenses and warranty costs in a joint venture company.
Profit before tax was RMB 451.7 million (US$71.4 million) in 2021 compared with RMB 971.9 million in 2020.
Income tax expense in 2021 was RMB 43.8 million (US$6.9 million) compared with RMB 192.5 million in 2020, the decrease primarily due to lower income and higher tax credits on
R&D-related
costs. Our effective tax rates were 9.7% and 19.8% for 2021 and 2020, respectively.
As a result of the foregoing factors, profit for the year was RMB 407.9 million (US$64.5 million) in 2021 compared with RMB 779.3 million in 2020, representing a decrease of 47.7%.
Net profit attributable to our shareholders decreased by 50.3% to RMB 272.7 million (US$43.1 million) compared with RMB 548.9 million in 2020.
2020 compared to 2019
Revenue for 2020 was RMB 20,581.2 million compared with RMB 18,016.1 million in 2019, an increase of 14.2%. The total number of diesel engines sold by Yuchai in 2020 was 430,320 units compared with 376,148 units in 2019, representing an increase of 54,172 units, or 14.4%, primarily attributed to higher engine sales in the heavy- and medium-duty truck markets and off-road
segments, particularly agricultural engines, which more than offset the unit sales decline in the bus segment. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 23.8% in 2020, the overall truck market increased by 27.5% and the bus market decreased by 7.7%.
Cost of sales was RMB 17,391.6 million in 2020, an increase of 16.6% from RMB 14,910.2 million in 2019, primarily due to higher cost of materials and factory overheads related to the production of National VI engines. Cost of sales represented 84.5% and 82.8% of revenue in 2020 and 2019, respectively. Cost of materials consumed was RMB 15,501.8 million in 2020, an increase of 17.7% from RMB 13,167.2 million in 2019. This was 75.3% of revenue in 2020 compared to 73.1% in 2019. Factory overheads (excluding depreciation) were RMB 914.4 million in 2020, representing an increase of 3.2% from RMB 885.8 million in 2019. This represented 4.4% of revenue for 2020 and 4.9% for 2019. Depreciation was RMB 326.9 million in 2020, an increase of 4.0% from RMB 314.4 million in 2019. Depreciation for 2020 was 1.6% of revenue compared to 1.7% in 2019.
Gross profit was RMB 3,189.6 million in 2020, an increase of 2.7% from RMB 3,105.8 million in 2019. The gross profit margin was 15.5% in 2020 compared with 17.2% in 2019. The 2020 gross margin was lower primarily due to the changes in sales mix as well as the higher material costs related to the production of National VI engines.
Other operating income, net was RMB 378.9 million in 2020, an increase of 12.0% from RMB 338.5 million in 2019. The increase was mainly due to higher government grants.
R&D expenses increased by 27.3% to RMB 626.5 million compared with RMB 492.2 million in 2019. R&D expenses were mainly for research and development of a portfolio of new engines compliant with the next-generation National VI and
Tier-4
emission standards, and to improve engine performance and quality. In 2020, total R&D expenditures including capitalized costs were RMB 1,157.3 million, representing 5.6% of revenue in 2020, compared with RMB 859.0 million, representing 4.8% of revenue in 2019.
SG&A expenses were RMB 1,760.0 million in 2020 compared with RMB 1,806.0 million in 2019, a decrease of 2.5%. These expenses represented 8.6% of revenue compared with 10.0% in 2019. The decrease in SG&A expenses was primarily due to net reversal of provision for doubtful debt and lower warranty expenses in 2020 compared with 2019.

As a result, operating profit increased by 3.1% to RMB 1,182.0 million in 2020 from RMB 1,146.1 million in 2019. Operating margin was 5.7% in 2020 compared with 6.4% in 2019.
Finance costs increased by 14.7% to RMB 151.2 million in 2020 from RMB 131.8 million in 2019. Higher finance costs mainly resulted from an increase in loan amounts in 2020 compared with 2019.
The share of financial results of associates and joint ventures decreased to a loss of RMB 59.0 million in 2020 as compared with a profit of RMB 19.0 million in 2019.
Profit before tax was RMB 971.9 million in 2020 compared with RMB 1,033.3 million in 2019.
Income tax expense in 2020 was RMB 192.5 million compared with RMB 172.6 million in 2019. Our effective tax rates were 19.8% and 16.7% for 2020 and 2019, respectively.
As a result of the foregoing factors, profit for the year was RMB 779.3 million in 2020 compared with RMB 860.7 million in 2019, representing a decrease of 9.5%.
Net profit attributable to our shareholders decreased by 9.3% to RMB 548.9 million in 2020 compared with RMB 604.9 million in 2019.
Inflation
The general annual inflation rate in China decreased to 0.9% in 2021 from 2.5% in 2020, according to the National Bureau of Statistics. The results of our operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — If China’s inflation increases or the prices of energy, raw materials or components increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”
Seasonality
Yuchai’s results of operations in the first and second quarters of calendar years are generally marginally higher than in the third and fourth quarters of the corresponding year, due to slightly better production and sales performance in the first half compared to the second half of such calendar years. However, such seasonal trend was not materialized in 2021 and may not be the case in 2022 due to the
COVID-19
disruption as well as the market changes driven by the emission standards transition. Any change in economic or market conditions may affect this pattern as it has occurred in the past. As a result, cash generated from operations may also be subject to some seasonal variation. See also “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
Liquidity and Capital Resources
Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our revenues are substantially generated by Yuchai and its subsidiaries, our Chinese operating companies, and are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service related foreign exchange transactions; however, it is not currently freely convertible under the “capital account” which includes, among other things, foreign direct investment and overseas borrowings by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of SAFE. As a result, there is no material restriction on the ability of the Chinese subsidiaries to transfer funds to Yuchai. However, certain funds transfers from Yuchai to us may be subject to the approval of SAFE. The General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. On March 30, 2015, SAFE issued a notice to take effect from June 1, 2015 loosening the explicit prohibition against the use of Renminbi converted from capital contribution in foreign currency for domestic equity investment as set out in its circulars of August 2008 and July 2011. On June 9, 2016, SAFE issued a notice which became effective on the same day further allowing the use of Renminbi converted from capital contribution in foreign currency to be used for providing loans to affiliated enterprises of foreign invested enterprises. As the new policies have recently been implemented, its full applicability to a foreign-invested enterprise is currently uncertain. See “Item 3. Key Information —Risk Factors — We may not freely convert Renminbi into foreign currency, which could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.”

Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity and new product developments, dividend payments and other operational requirements. We believe that our sources of liquidity are sufficient for our operational and working capital requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations are lower than anticipated, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — History and Development — Reorganization Agreement.”
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
As of December 31, 2021, we had approximately RMB 5,331.6 million (US$843.3 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.
As of December 31, 2021, we had outstanding bank borrowings of RMB 2,203.0 million (US$348.5 million), all incurred by Yuchai.
We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As our business continues to grow, we will also require additional funds for increased working capital requirements and to fund our continued business expansion plans. We expect to fund our working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank borrowings, issuance of short-term financing bonds (“STFBs”), medium-term notes (“MTNs”), ultra short-term bonds (“USTB”), follow-on
equity offerings, discounting of bills receivable, accounts receivable factoring or other financing activities by Yuchai.
Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case
basis. In addition, CYI also has obtained credit facilities from certain banks in Singapore.
The securities issued by Yuchai since 2013 are as follows:

•
On May 28, 2013, upon the receipt of approval from its Board of Directors, shareholders and China’s National Association of Financial Market Institutional Investors, or NAFMII to issue MTNs amounting to RMB 1.6 billion with a term of three years, Yuchai issued the first tranche of the MTNs amounting to RMB 1 billion. The MTNs bore a fixed annual interest rate of 4.69% and upon maturity on May 30, 2016, were fully repaid. All the proceeds from the issuance of the MTNs were used by Yuchai as working capital.

•
On April 8, 2015, upon the receipt of approval from its Board of Directors, shareholders and NAFMII to issue USTBs amounting to RMB 2 billion with a term not exceeding 270 days, Yuchai issued the first tranche of the USTB amounting to RMB 400 million. The first tranche of the USTBs bore a fixed annual interest rate of 4.9% and upon maturity on May 9, 2015, were fully repaid. All the proceeds from the issuance of the USTBs were used by Yuchai as working capital and repayment of loans. On September 16, 2015, Yuchai issued the second tranche of the USTB amounting to RMB 400 million. The second tranche of the USTBs bore a fixed annual interest rate of 3.9% and upon maturity on June 13, 2016, were fully repaid. All the proceeds from the issuance of the USTBs were used by Yuchai for the repayment of loans. NAFMII’s approval to issue USTB of RMB 2 billion ceased to be valid after two years commencing from February 28, 2015.

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

•
On June 10, 2020, we entered an agreement with MUFG Bank Ltd, Singapore Branch to refinance a S$30.0 million uncommitted and unsecured multi-currency revolving credit facility. The facility has a three-year duration. The terms and conditions of this facility remain similar to the facility agreement dated March 30, 2017. The facility may be used to finance our general working capital requirements. Among other things, the terms of the facility require that Hong Leong Asia retains ownership of the special share and that we remain a subsidiary of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$120 million at all times and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.

•
On June 25, 2021, we entered into a revolving credit facility agreement with DBS Bank Ltd. of Singapore with an uncommitted aggregate value of S$30.0 million. Among other things, the terms of the facility require that (i) Hong Leong Asia retains ownership of the special share, at all times owns directly or indirectly at least 35% ownership of CYI and that CYI remains a consolidated subsidiary of Hong Leong Asia, (ii) CYI at all times owns directly or indirectly at least 76.4% ownership in Yuchai and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also include certain financial covenants with respect to our consolidated tangible net worth (as defined in the agreement) not being less than US$400 million, and the ratio of our consolidated total debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 time. This facility may be used to finance our general working capital requirements.

As of December 31, 2021, CYI’s (including Yuchai) unutilized facilities amounted to RMB 474.2 million (US$75.0 million).
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
The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	1,583,016	1,415,368	504,556	79,809
Net cash used in investing activities	(810,477)	(785,753)	(738,848)	(116,867)
Net cash used in financing activities	(589,429)	(461,832)	(838,563)	(132,638)

Net increase/(decrease) in cash and cash equivalents	183,110	167,783	(1,072,855)	(169,696)
Cash and cash equivalents at January 1	5,559,890	5,753,268	5,877,647	929,684
Effect of exchange rate changes on balances in foreign currencies	10,268	(43,404)	(16,573)	(2,622)

Cash and cash equivalents at December 31	5,753,268	5,877,647	4,788,219	757,366

In 2021, net cash from operating activities was an inflow of RMB 504.6 million (US$79.8 million). The inflow was mainly derived from profit before tax after adjustment of non-cash
items of RMB 925.8 million (US$146.4 million) and a net inflow from working capital primarily attributed to decrease in trade and other receivables, partially offset by lower trade payables and contract liabilities, and higher inventories compared to 2020. In 2021, the Group settled its income tax liability by a cash payment of RMB 170.7 million (US$27.0 million). In 2020, net cash from operating activities was an inflow of RMB 1,415.4 million. The inflow was mainly derived from profit before tax after adjustment of non-cash
items of RMB 1,335.2 million and a net inflow from working capital primarily attributed to increase in trade payables and contract liabilities, and partially offset by higher inventories compared to 2019 and cash payment for income tax of RMB 234.9 million. In 2019, net cash from operating activities was an inflow of RMB 1,583.0 million. The inflow was mainly derived from profit before tax after adjustment of non-cash
items of RMB 1,351.0 million and an increase in working capital primarily comprising an increase in trade and other payables and a decrease in trade and other receivables compared to 2018, which was partially offset by a payment for income tax of RMB 233.1 million.

In 2021, net cash used in investing activities was RMB 738.8 million (US$116.9 million). The outflow was mainly due to the purchase of property, plant and equipment of RMB 572.0 million (US$90.5 million) and spending on technology development of RMB 287.5 million (US$45.5 million), partially offset by interest received of RMB 125.0 million (US$19.8 million) and proceeds from government grants of RMB 51.9 million (US$8.2 million). In 2020, net cash used in investing activities was RMB 785.8 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 584.7 million and spending on technology development of RMB 500.1 million, partially offset by proceeds from government grants of RMB 123.2 million and interest received of RMB 171.6 million. In 2019, net cash used in investing activities was RMB 810.5 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 749.1 million and spending on technology development of RMB 345.1 million, partially offset by proceeds from government grants of RMB 191.5 million and interest received of RMB 173.7 million.
In 2021, net cash used in financing activities was RMB 838.6 million (US$132.6 million). The outflow was mainly due to payment of dividend of RMB 672.6 million (US$106.4 million) and payment for finance costs of RMB 138.9 million (US$22.0 million). In 2020, net cash used in financing activities was RMB 461.8 million. The outflow was mainly due to payment of dividend of RMB 451.4 million and payment for finance costs of RMB 184.2 million, partially offset by net borrowings of RMB 173.7 million. In 2019, net cash used in financing activities was RMB 589.4 million. The outflow was mainly due to payment of dividend of RMB 441.9 million and payment of finance costs of RMB 139.1 million.
In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.
Our working capital as of December 31, 2021 was RMB 5,348.2 million (US$845.9 million) compared with RMB 6,209.2 million as of December 31, 2020.
As of December 31, 2021, we had loans and borrowings totaling RMB 2,203.0 million (US$348.5 million).
As part of our business strategy, we seek opportunities from time to time to invest in China domestic manufacturers of diesel engine parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for diesel engine customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof. The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2021:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
	(in millions)
Short-term debt (1)	2,231.9	2,130.4	101.5	—
Lease liabilities (1)	41.8	28.1	13.7	—
Capital expenditures (2)	731.3	278.9	351.5	100.9

Total	3,005.0	2,437.4	466.7	100.9

(1)	Includes contractual interest payments.
(2)	The timing of the payment will depend on the actual progress of work.
Capital Expenditures
Our capital expenditures were RMB 1,263.4 million, RMB 1,055.0 million and RMB 766.4 million (US$121.2 million) in 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, these expenditures were used primarily for expanding and upgrading Yuchai’s production capacity in Yulin City, Guangxi, and for technology development for new engines. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai.
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
As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2021, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of RMB 731.3 million (US$115.7 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by regulations in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance
Sheet Arrangements
As of December 31, 2020 and 2021, in order to facilitate customer and supplier arrangements, Yuchai had issued irrevocable letter of credits of RMB 54.4 million and RMB 31.7 million (US$5.0 million), respectively. These were issued for purchase of production materials, machinery and equipment.
As of December 31, 2020 and 2021, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 2,265.2 million and RMB 293.0 million (US$46.3 million), respectively. These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund its operations, as and when required.
As of December 31, 2020 and 2021, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation amounted to RMB 1,892.9 million and RMB 2,583.1 million (US$408.6 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.
Management has assessed the fair value of the recourse obligation arising from these discounted bank bills and endorsed bank bills to be immaterial based on the Company’s default experience and the credit status of the issuing banks.
Research and Development
See “Item 4. Information on the Company — Business Overview — Research and Development.”
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2.5 to our audited consolidated financial statements included elsewhere in this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Executive Officers of the Company
Our
Bye-Laws
require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of February 28, 2022, there were nine members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck, Stephen Ho Kiam Kong and Hoh Weng Ming as its nominees. Messrs. Li Hanyang and Wu Qiwei are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.
Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
STEPHEN HO Kiam Kong	Director	2020
LI Hanyang (1)	Director	2021
WU Qiwei (1)	Director	2012
NEO Poh Kiat (1)(2)(3)	Director	2005
HO Raymond Chi-Keung (2)(3)	Director	2004
XIE Tao (1)(3)	Director	2019
LOO Choon Sen (1)	Chief Financial Officer	2021
Conyers Corporate Services (Bermuda) Limited (5)	Secretary	2015
Mr. Yan Ping retired as Director at the Annual General Meeting of the Company on July 23, 2021.
Dr. Han Yiyong resigned from his positon as Director of the Company effective April 30, 2021.
Dr. Phung Khong Fock Thomas resigned as Chief Financial Officer of the Company with effect from June 1, 2021.

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.
(5)	Codan Services Limited was renamed to Conyers Corporate Services (Bermuda) Limited with effect from April 1, 2017.

Mr. Hoh Weng Ming was appointed President and a Director of the Company on July 17, 2013 and November 11, 2011, respectively. He was the Chief Financial Officer of the Company from May 2008 to November 2011. He is also a Director of Yuchai and HLGE. Mr. Hoh has more than 35 years of working experience with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He has worked in various roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd. Previously, he held the position of Financial Controller of the Company from 2002 to 2003 and the Chief Financial Officer of Hong Leong Asia from 2011 to 2013. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an MBA degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.
Dato’ Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, Venture Delta and Millennium & Copthorne Hotels Management (Shanghai) Limited. He is also the
Non-Executive
Chairman of HLGE and Beijing Fortune Hotel Co., Ltd., as well as the Managing Director of Hong Leong International (Hong Kong) Limited and Executive Director of Hong Leong Hotel Development Limited. Dato’ Gan has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong Group of companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Dato’ Gan is related to Mr. Kwek Leng Peck.
Mr. Kwek Leng Peck is a Director of the Company. He is the Executive Chairman of Hong Leong Asia and an Executive Director of Hong Leong Investment Holdings Pte. Ltd. and Hong Leong Corporation Holdings Pte. Ltd. He also sits on the boards of HL Technology, Hong Leong China, Well Summit Investments Limited, Yuchai, and Hong Leong Finance Limited, as well as other affiliated companies. Mr. Kwek has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. Mr. Kwek is related to Dato’ Gan Khai Choon.
Mr. Stephen Ho Kiam Kong is a Director of the Company, Grace Star, Venture Delta. He is also the Chief Executive Officer and a Director of Hong Leong Asia. He was previously the Group Chief Financial Officer for Wilmar International Limited, an agribusiness group, for more than eight years. Before this, he was with Philips Electronics for 12 years and his last position was the Senior Vice President and Chief Financial Officer of Philips Electronics China Group, Greater China operation based in Shanghai. Prior to his corporate roles, Mr. Ho held regional managerial positions in business development, risk management and trading functions with several large international banks based in Singapore. Mr. Ho was awarded the Best Chief Financial Officer for the Year 2018 for
large-cap
companies in the Singapore Corporate Awards. During his tenure in Shanghai, Mr. Ho served as the Chairman of the Shanghai Board of the European Chamber of Commerce of China and received the Magnolia Silver Award from the Shanghai Municipality Government. Mr. Ho holds a Bachelor of Commerce and Administration Degree from Victoria University of Wellington, New Zealand and had completed the Advanced Management Program at the Harvard Business School, Boston, United States.
Mr. Li Hanyang was appointed as Director of the Company on May 12, 2021. He was also Chairman of Yuchai’s Board and Chairman of the GY Group (a 17.20% shareholder of the Company). Mr. Li started his career with Yuchai as a production preparation section chief in 1993 and was gradually promoted to deputy general manager of Yuchai in 2000. He was transferred to GY Group in 2002 and since then he has served in various managerial position including chief engineer, director, chairman and party secretary of GY Group and its subsidiaries. Mr. Li holds a Bachelor’s degree in mechanical design and manufacturing from Tsinghua University and an MBA from the School of Management, Huazhong University of Science and Technology.
Dr. Wu Qiwei was elected as Director of the Company on July 23, 2021 after serving as Alternate Director of the Company to Mr. Yan Ping since 2012. Dr. Wu is also the President and a director of Yuchai. He previously served as one of the Deputy General Managers of Yuchai and was in charge of sales and marketing. He holds a Bachelor of Engineering Degree from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

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
Mr. Xie Tao is a Director of the Company and Yuchai. He is also an Independent Director of Zhengjiang Wanfeng Auto Wheel Co., Ltd and Gongniu Group Co., Ltd, a listed company in China, as well as a
Non-independent
Non-executive
Director of Shanghai Vico Precision Mold & Plastics Co., Ltd. Mr. Xie has more than 30 years of experience in corporate management and financial advisory, including mergers and acquisitions, corporate finance and transaction services. He has spent the major part of his career with PricewaterhouseCoopers (PwC) for nearly 23 years as a lead partner of the Advisory practice in PwC China and as the Senior Partner of Corporate Finance serving on the Executive Board of the China, Singapore and Hong Kong member firms of PwC. Between 2012 and 2014, he was a partner at Ernst & Young, then Deloitte, as a leader of transaction services and corporate finance business. He was also a financial advisor for the 2008 Beijing Olympic Games. Between 2010 and 2017, Mr. Xie held several executive and non-executive
management roles of private and public companies in China and abroad. Mr. Xie holds a Bachelor’s degree in Physics from Beijing University in China and was a member of the UK Chartered Association of Certified Accountants. Our Board of Directors has determined that Mr. Xie is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.
Mr. Loo Choon Sen was appointed Chief Financial Officer of the Company on June 3, 2021 and a Director of Yuchai effective November 30, 2021. Mr. Loo has over 23 years of experience as a leader in financial operations. Since he joined Cameron International Corporation in 2001, he had held various positions within the group including the positions as Director of Finance for Canada and Director of Financial Services for Asia Pacific Middle East. In 2016, Schlumberger Limited acquired Cameron International Corporation and since then he was the Director of Finance for Schlumberger Limited’s Cameron Product Lines for Asia Pacific Middle East. His last job was with TechnipFMC covering the Asia Pacific region for Surface International. Mr. Loo started his career as an auditor and he was the Financial Controller for a subsidiary of a listed Company in KLSE based out of Papua New Guinea in his early career. Mr. Loo holds a Bachelor of Commerce degree in Finance and Accounting from Curtin University of Technology, Australia and is a CPA in Australia.
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
the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors. The directors and executive officers of Yuchai as of February 28, 2022 are identified below.

Name	Position in Yuchai	Year First Elected or Appointed Director or Officer
LI Hanyang (1)	Chairman of the Board of Directors	2021
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (1)	Director and President	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
XIE Tao (1)	Independent Director	2019
LU Yuming	Director	2014
LOO Choon Sen	Director	2021
YAO Huaxiong	Director and Vice President	2021/2018
GU Tangsheng	Director	2005
LAI Tak Chuen Kelvin (2)	Director and Chief Business Controller	2011
TAY Hui Boon Kelly (2)	Financial Controller seconded to Yuchai	2008
QIN Xiaohong	Vice President and Chief Accountant	2015/2022
WANG Limin	Vice President	2015
TAN Guirong	Vice President	2015
NING Xingyong	Vice President	2015
CHEN Hai	Vice President	2021
ZHONG Yuwei	Vice President	2021
LIANG Heping	Vice President	2021
CAI Xiaohong	Vice President	2017
Mr. Yan Ping retired as Chairman of the Board of Directors of Yuchai on March 11, 2021.
Dr. Han Yiyong resigned from his positions as Director and Secretary of the Board of Directors of Yuchai on August 31, 2021.
Dr. Phung Khong Fock Thomas resigned as Director of Yuchai effective June 1, 2021.

(1)	Also a Director of the Company.
(2)	Secondee of the Company, whose salaries and expenses are paid by the Company.
For information about Messrs. Li Hanyang, Hoh Weng Ming, Wu Qiwei, Gan Khai Choon, Kwek Leng Peck, Neo Poh Kiat, Xie Tao, and Loo Choon Sen, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers of the Company.”
Mr. Lu Yuming was a Director of Yuchai. He stepped down from the Chief Accountant of Yuchai on February 24, 2022 after his seven years’ services since February 3, 2015. Mr. Lu holds a Bachelor’s degree in Financial Management (Capital Evaluation) from Zhejiang University and has worked in Yuchai’s finance department since 2001.
Mr. Yao Huaxiong was appointed Director of Yuchai effective September 17, 2021. He was also a Vice President of Yuchai since June 2018 after serving as the Head of Technology from December 2016. Mr. Yao holds a Bachelor’s degree in Engineering from Jilin University in China.
Dr. Gu Tangsheng is a Director of Yuchai and a Director and President of the GY Group. He holds a PhD in Physics from Zhongshan University.
Mr. Lai Tak Chuen Kelvin was appointed Vice President of Operations of the Company on June 7, 2010. He was appointed Chief Business Controller and a Director of Yuchai on March 11, 2011 and June 28, 2013, respectively. Mr. Lai holds a Bachelor of Business Administration in Management from the Open University of Hong Kong and a Postgraduate Certificate in Engineering Business Management from the University of Warwick, U.K. He worked for ten years as a marine engineer in a shipping company before moving on to Rolls-Royce International Ltd where he held various positions, over a period of 14 years, in their power generation and industrial power business covering the Greater China Region including Taiwan. He has also worked for Cummins Hong Kong Ltd as General Manager in their diesel engine distribution and aftermarket business covering Southern China and Hong Kong.
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

Ms. Qin Xiaohong has been serving as a Vice President of Yuchai since 2015. She joined Yuchai in 1990, held the position of Chief Accountant from July 2007 to September 2013 and the Chief Economist from September 2013 to July 2015. Ms. Qin was re-appointed
as Chief Accountant of Yuchai on February 24, 2022. She holds a Master’s degree in Business Administration from Guangxi University.
Dr. Wang Limin has been serving as a Vice President of Yuchai since 2015 as after serving as a Deputy General Manager of Yuchai from 2013. He holds a Bachelor’s degree in Vehicle Engineering from Hubei Automotive Industrial College and a PhD in Advanced Manufacturing from Tianjin University.
Mr. Tan Guirong has been serving as Vice President from 2015. He holds a Master’s degree in Business Administration from Huazhong University of Science and Technology.
Mr. Ning Xingyong has been serving as Vice President from 2015. He holds a Bachelor’s degree in Foundry Engineering from Guangxi University.
Mr. Chen Hai was appointed a Vice President of Yuchai in January 2021 after serving as Senior Quality Controller. He holds a Bachelor’s degree from Wuhan University of Technology and a Master’s degree from Hunan University.
Mr. Zhong Yuwei was appointed a Vice President of Yuchai in May 2021 after serving as a Deputy General Manager since January 2012. He holds a Bachelor’s degree in Internal Combustion Engineering from Tsinghua University.
Mr. Liang Heping was appointed a Vice President of Yuchai in May 2021. He has been serving as General Manager in Y&C since January 2010. Mr. Liang holds a Bachelor’s degree in Thermal Power Machinery from Tongji University and a Master’s degree in Business Administration from Tsinghua University.
Mr. Cai Xiaohong was appointed a Vice President of Yuchai in December 2017 after serving as Senior Quality Controller from October 2016. He holds a Diploma in Engineering Machinery in Guangxi Hydropower College.
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

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes — Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — Risk Factors — Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”
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
The Company and Yuchai entered into a supplemental agreement in 2019 and 2020, respectively, pursuant to which Yuchai paid an additional management fee of RMB 3 million to the Company respectively for the year 2019 and 2020 in respect of additional management services provided by the Company and higher human resource costs related to those services. In January 2022, the Company and Yuchai entered into a new supplemental agreement in respect of an additional management fee of RMB 3 million for the year 2021.
Remuneration and Pensions
The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$490,000 for the fiscal year 2018 at our annual general meeting held on June 21, 2019 and from US$25,000 to US$569,013 for the fiscal year 2019 at our annual general meeting held July 17, 2020. At our annual general meeting held on July 23, 2021, our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$556,229 for the fiscal year 2020. For fiscal year 2021, and subject to shareholders’ approval at the annual general meeting, we will pay an annual director fee of US$50,000 to each Director
(pro-rated
accordingly if a director resigns, retires or assumes the position during the year) other than the President of the Company, and an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively.
Our Board of Directors may grant special remuneration to any Director who, being called upon, shall render any special or extra services to or at the request of the Company. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by our Board of Directors. For the year of 2021, our Board of Directors approved a special remuneration of US$50,000 to be paid to one of our Directors.
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
Options
The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of share options may not exceed ten years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2021, there were 270,000 options outstanding under the Equity Incentive Plan. No further options have since been granted under the Equity Incentive Plan. The options vest in three equal installments over a three-year term and as of December 31, 2021 and February 28, 2022 all options granted have vested in the grantees.

Name	Options Outstanding	Exercise Price (US$/Share)	Grant Date	Expiration Date
HOH Weng Ming	150,000	$21.11	July 29, 2014	July 28, 2024
WU Qiwei	80,000	$21.11	July 29, 2014	July 28, 2024
LAI Tak Chuen Kelvin	20,000	$21.11	July 29, 2014	July 28, 2024
TAY Hui Boon Kelly	20,000	$21.11	July 29, 2014	July 28, 2024

	270,000

With Mr. Yan Ping’s retirement as Chairman of Yuchai’s Board on March 11, 2021, 200,000 share options granted to Mr. Yan Ping on July 29, 2014 were approved by Compensation Committee for termination with effect on September 11, 2021.

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
Amendment, Suspension and Termination of the Equity Incentive Plan
The Compensation Committee or the Board of Directors of the Company may, at any time terminate, and from time to time may amend or modify the Equity Incentive Plan; provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders of the Company if (a) shareholder approval is required to enable the Equity Incentive Plan to satisfy any applicable statutory or regulatory requirements or (b) the Company, on the advice of counsel, determines that shareholder approval otherwise is necessary or desirable. No amendment, modification or termination of the Equity Incentive Plan shall in any manner adversely affect any Awards theretofore granted under the Equity Incentive Plan without the consent of the holders or the permitted transferee(s) of such Awards, subject always to applicable laws. No Awards may be granted or awarded during any period of suspension or after termination of the Equity Incentive Plan.
Duration of the Plan
The Equity Incentive Plan shall terminate on May 8, 2024 unless earlier terminated. Awards outstanding at the time of the Equity Incentive Plan’s termination may continue to be exercised in accordance with their terms and shall continue to be governed by and interpreted consistent with the terms of the Equity Incentive Plan.

Benefits
The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2021 was approximately RMB 56.0 million (US$8.9 million).
There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. For more details, see also “Item 6. Directors, Senior Management and Employees — Compensation — Remuneration and Pensions.”
Employees
As of December 31, 2019, 2020 and 2021, Yuchai employed approximately, 8,852, 8,927 and 8,924 people, respectively, nationwide in China.
Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 7.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For fiscal year 2021, the total annual salary and bonus paid and payable to Yuchai’s employees was RMB 1,340.6 million (US$212.0 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of February 28, 2022 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.
Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 40,858,290 shares of Common Stock outstanding as of February 28, 2022.

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	18,270,965	44.72%
Coomber Investments Limited (2)	7,028,151	17.20%
Shah Capital Management (3)	3,540,793	8.67%

(1)
Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 18,270,965 shares of Common Stock or approximately 44.72% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — Risk Factors — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders And Related Party Transactions — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

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

(3)	Information based on a report on Form 13-F filed by Shah Capital Management with the SEC on January 19, 2022 for the fourth quarter ended December 31, 2021.
As of February 28, 2022, there were 25,937,303 shares of Common Stock, or 63.48% of the total number of shares of Common Stock, held of record by 12 holders with registered addresses in the United States.
Except as described below under “The Special Share”, each of our shareholders is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Registration Rights Agreement
Pursuant to a registration rights agreement, or the Registration Rights Agreement, we have granted two “demand” registration rights to each of Hong Leong China, China Everbright Holdings, Cathay, GSCP and the Sun Yuan Shareholders, or collectively the Selling Stockholders, requiring us, subject to certain conditions, to use our best efforts to prepare and file a registration statement on behalf of such shareholders under the Securities Act, and to use our best efforts to qualify the shares for offer and sale under any applicable the U.S. state securities laws. Expenses incurred in connection with one demand registration for each such shareholder will be borne by us, and we and Yuchai will be required to indemnify the underwriters in connection with any demand registration. The Registration Rights Agreement also grants each such shareholder certain “piggyback” registration rights entitling each shareholder to sell Common Stock in any registered offerings of our equity securities, for our account or on behalf of our security holders. China Everbright Holdings, Cathay, GSCP and the Sun Yuan Shareholders are no longer our shareholders. In March 2004, HL Technology and Coomber each registered shares for offer and sale from time to time on a shelf registration statement on Form
F-3
which we filed on their behalf pursuant to a registration rights agreement. The shelf registration statement was rendered ineffective as we were not eligible to use the Form
F-3
as a result of the delay in our filing of our previous periodic reports required under the Exchange Act. However, we are now compliant with our reporting obligations as required under the Securities Exchange Act of 1934 and are eligible to use the Form
F-3.
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
Other Transactions
We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks, at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. During fiscal year 2019, pursuant to a management services agreement and a consulting services agreement, we charged a total of US$1.0 million to Yuchai for these services. In consideration of the increase of management services as well as higher human resource costs incurred to provide services to Yuchai, the Company entered into supplemental agreements with Yuchai in December 2019 and May 2021, for an additional management fee of RMB 3 million paid by Yuchai to the Company for the fiscal years 2019 and 2020, respectively. The Company and Yuchai have executed a new supplemental agreement in January 2022 in respect of an additional management fee for the year 2021.
During fiscal year 2021, certain affiliates of Hong Leong Asia charged us RMB 7.2 million (US$1.1 million) for certain general and administrative expenses such as corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.
During fiscal year 2021, Yuchai entered into agreements with the GY Group (including its subsidiaries and affiliates) and with Yuchai’s associates and joint ventures for, among other things, sales of engines and materials to the GY Group, purchase of materials, supplies and engines from the GY Group, and other business relating to hospitality, lease of assets, property management services, and delivery, storage, distribution and handling services, etc. For further details on our business transactions with related parties, please see Note 28 to our consolidated financial statements in Item 18.
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
We are also subject to the NYSE listing standards, although, because we are a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance
with any corporate governance rules; (iii) provide periodic written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies. The following table compares the Company’s principal corporate governance practices, which are in compliance with Bermuda law, to those required of U.S. companies.

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

•	The non-management directors of each company must meet at regularly scheduled executive sessions without management.	•	As a foreign private issuer, our non-management directors are not required to meet periodically without management directors.

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice

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

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice

•	Each listed company must disclose whether its board of directors has identified an Audit Committee Financial Expert, and if not the reasons why the board has not done so.	•	The Board of Directors has identified Mr. Xie Tao as our Audit Committee Financial Expert.

•	Each listed company must have an internal audit function.	•
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
We are exempt from the laws of Bermuda which restrict the percentage of share capital that may be held by non-Bermudians,
but as an exempted company we may not participate in certain business transactions, including (i) the acquisition or holding of land in Bermuda (except that required for its business held by way of lease or tenancy for a term not exceeding 50 years or, with the consent of the Minister of Finance of Bermuda, land by way of lease or tenancy for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its employees); (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the prior consent of the Minister of Finance of Bermuda; (iii) the acquisition of any bonds or debentures secured by any land in Bermuda other than those issued by the Government of Bermuda or a public authority; or (iv) the carrying on of business of any kind or type whatsoever in Bermuda either alone or in partnership or otherwise except, inter alia
, carrying on business with persons outside Bermuda, in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.
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
China Exchange Controls
Effective from January 1, 1994, a unitary exchange rate system for the conversion between Renminbi and the foreign currencies was introduced in China, and accordingly, the China Foreign Exchange Trading System, or CFETS, inter-bank foreign exchange market was established. Under the unitary foreign exchange system, PBOC sets daily exchange rates, or the PBOC Rates, for conversion of Renminbi into US dollar and other currencies based on the CFETS interbank market rates, and the Bank of China and other authorized banks may engage in foreign exchange transactions at rates that vary within a prescribed range above or below PBOC Rates.

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
The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the US dollar again, though there have been periods when the US dollar has appreciated against the Renminbi as well. From December 31, 2017 to December 31, 2021, the Renminbi appreciated about 2.1% against the US dollar. From December 31, 2020 to February 28, 2022, the Renminbi appreciated about 3.3% against the US dollar. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.
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
On March 30, 2015, SAFE issued the Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises (the “Notice 19”), which took effect on June 1, 2015. According to the Notice 19, an ordinary FIE such as Yuchai, may make the equity investment by transferring the Renminbi converted from capital contribution in foreign currency (“Converted Renminbi”) to the Account for Foreign Exchange Settlement Pending Payment opened by the invested enterprise.
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
Goods and Services Tax
The issue or transfer of ownership of our ordinary shares should be exempt from Singapore Goods and Services Tax, or GST. Hence, the holders would not incur any GST on the subscription or subsequent transfer of the shares.
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
Enterprise Income Tax at Source (the “Announcement 37”), certain provision in repealed and Subsection 2 of Section 8 of Circular 7 was repealed.
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
Income Tax
In 2007, the National People’s Congress approved and promulgated the CIT Law, which became effective from January 1, 2008 and was further amended on December 29, 2018. Under the CIT Law, foreign invested enterprises and domestic companies are subject to a uniform corporate tax rate of 25% but Yuchai may continue to enjoy the reduced corporate tax rate of 15% if it qualifies under the Western Development Tax Incentive Scheme or the High Technology Incentive Scheme.

•
The Western Development Incentive Scheme was first introduced at 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was first applicable from 2001 to 2010. In 2011, the scheme was extended to 2020, and further extended to December 2030 with effective from January 1, 2021. In August 2014, the catalogue of qualifying industries for the Western Development Incentive Scheme was published and the catalogue for 2020 became effective on March 1, 2021. As an auto parts and accessories manufacturing is one of the qualifying industries, Yuchai filed its corporate tax returns under this scheme from 2008 to 2014.

•
The High Technology Incentive was introduced at 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. Yuchai has applied to tax authorities to qualify under this scheme every 3 years since 2011 and was certified as a high technology company with effect from 2011 to 2022. Yuchai filed its corporate tax returns under the High Technology Incentive Scheme from 2015 to 2020 and will file its corporate tax return under this scheme for 2021 in mid-2022.
Yuchai will submit its application renewal for qualification of high technology company in 2022.

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
On March 28, 2018, the Standing Committee Meeting of State Council confirmed a comprehensive set of measures to continue VAT reform in China. Pursuant to those measures, the VAT rate for manufacturing industry and other industries was reduced from 17% to 16%, and the VAT rate for transportation, construction, basic telecommunications service industries and agricultural goods was reduced from 11% to 10%. The Ministry of Finance and the State Administration of Taxation then promulgated the Notice on Adjusting Value-Added Tax Rate on April 4, 2018. The reform policy of the State Council has been restated and specified that all the sectors subject to 17% and 11% VAT rates would be entitled to the newly reduced rates of 16% and 10%, respectively, from May 1, 2018.

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
There were no further changes to the value-added tax rates in 2020 and 2021 applicable to Yuchai.
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
For foreign tax credit limitation purposes, the dividend will generally constitute foreign source income and will generally be “passive category income.”
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
PFIC Rules
The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A
non-U.S.
corporation is considered a PFIC for any taxable year if either:

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term, medium-term and long-term Renminbi denominated borrowings obtained by Yuchai. The interest rates of such borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE and TCL. We also have various credit facilities from banks in Singapore to finance our working capital requirements. As of December 31, 2021, we had outstanding consolidated loans of RMB 2,203.0 million (US$348.5 million).
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
Interest rate risk
The primary source of the Company’s interest rate risk relates to interest-bearing bank deposits and its borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Company are disclosed in Note 26. As certain rates are based on interbank offer rates, the Company is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Company, any variation in the interest rates may have a material impact on the results of the Company.
The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.
Interest rate sensitivity
The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at December 31, 2021 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the possible change in interest rates.
If interest rate had been 50 basis points higher or lower and all other variables were held constant, the profit for the year ended December 31, 2021 of the Company would increase/decrease by RMB 15.4 million (US$2.4 million) (2020: profit increase/decrease by RMB 20.9 million).
Foreign currency risk
The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk in fiscal years 2020 and 2021 are primarily Singapore dollar, Euro, Renminbi and the United States dollar.
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

The Company’s exposures to foreign currency are as follows:

	Singapore Dollar	Euro	United States Dollar	Renminbi	Others
2020	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Quoted equity securities	6,258	—	—	—	—
Trade and other receivables	620	8,624	913	305	372
Cash and bank balances	181,575	3,829	45,203	—	15,086
Financial liabilities	(1,462)	—	—	—	—
Trade and other payables	(6,184)	(9,356)	(10,858)	(2,464)	—

	180,807	3,097	35,258	(2,159)	15,458

	Singapore Dollar	Euro	United States Dollar	Others
2021	RMB	RMB	RMB	RMB
	(in thousands)
Quoted equity securities	606	—	—	—
Trade and other receivables	676	8,806	297	—
Cash and bank balances	164,544	2,535	4,345	14,342
Financial liabilities	(1,428)	—	—	—
Trade and other payables	(4,551)	(8,997)	(3,651)	(510)

	159,847	2,344	991	13,832

US$	25,283	371	157	2,188

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Singapore dollar	18,081	15,985	2,528
Euro	310	234	37
United States dollar	3,526	99	16
Renminbi	(216)	—	—
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
Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report of this Annual Report on
Form 20-F.

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
ITEM 16B. CODE OF ETHICS
The Company adopted a Code of Business Conduct and Ethics Policy in May 2004, which was revised on December 9, 2008, that is applicable to all its directors, senior management and employees. The Code of Business Conduct and Ethics Policy contain general guidelines for conducting the business of the Company. A copy of the Code of Business Conduct and Ethics Policy is posted on our internet website at
http://www.cyilimited.com
.
ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES
The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	2020		2021
	RMB		RMB
	(in thousands)
Audit fees	8,912	(1)	8,174	(2)
Audit-related fees	207		323
Tax fees	126		123
All other fees	204		—
Total	9,449		8,620

(1)
Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2020. The remaining audit fees for fiscal year 2020 of RMB 4.7 million were billed in 2021.

(2)
Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2021. The remaining audit fees of RMB 4.8 million had not been billed as of February 28, 2022.

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
Bye-Laws
— Corporate Governance.”
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION
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
or the Form
F-1).
(P)

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1). (P)

2.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934. (See “Item 10. Additional Information — Memorandum of Association and Bye-Laws”)

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
(P)

3.2
Supplemental Subscription and Shareholders Agreement, dated January 21, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Annual Report on Form
20-F
for fiscal year ended December 31, 2001, filed by the Registrant on June 25, 2002 (File
No. 001-013522),
or Form
20-F
FY2001).
(P)

3.3	Second Supplemental Subscription and Shareholders Agreement, dated May 17, 2002, between China Everbright Holdings and Hong Leong Asia (incorporated herein by reference to the Form 20-F FY2001). (P)

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
(P)

4.2
Subscription and Transfer Agreement (with Shareholders’ Agreement), dated April 1993, among Cathay Clemente (Holdings) Limited, GS Capital Partners L.P., Sun Yuan Overseas Pte Ltd., HL Technology Systems Pte Ltd and Coomber Investments Limited (incorporated herein by reference to the Registration Statement on Form
F-1,
filed by the Registrant on November 9, 1994 (File
No. 33-86162)).
(P)

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
(P)

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
(P)

4.5
Form of Subscription Agreement between the Registrant and its wholly-owned subsidiaries named therein and Yuchai (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form
F-1,
filed by the Registrant on December 14, 1994 (File
no. 33-86162)).
(P)

4.6
Share Purchase and Subscription Agreement, dated as of November 9, 1994, between the Registrant, China Everbright Holdings Company Limited and Coomber Investments Limited (incorporated herein by reference to the Form
F-1).
(P)

4.7	Form of indemnification agreement entered into by the Registrant with its officers and directors. (Filed herewith)

4.8	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).

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

15.1	Consent of Independent Registered Public Accounting Firm. (Filed herewith)

101.INS	XBRL Instance Document (Filed herewith)

101.SCH	XBRL Taxonomy Extension Schema Document (Filed herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (Filed herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (Filed herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (Filed herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (Filed herewith)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document) (Filed herewith)

(P)	Previously filed on paper form
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
Name: Hoh Weng Ming
Title: President and Director
Date: April 22, 2022

China Yuchai International Limited
Consolidated Financial Statements
December 31, 2021

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Yuchai International Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 22, 2022 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Capitalization of development costs

Description of the Matter
Prior to the financial year ended December 31, 2020, the Group has commenced the process to research and develop new engine models to comply with the new engine emission standards as promulgated by the People’s Republic of China (the “Development Projects”). The efforts to develop such new engines continued during the financial year ended December 31, 2021. The Group has determined that the Development Projects met the capitalization criteria as stated in Note 2.3 (l) to the consolidated financial statements and has capitalized RMB 992.3 million (US$ 157.0 million) of development costs as of December 31, 2021, as disclosed in Note 12 to the consolidated financial statements.

Auditing management’s recognition of capitalized development costs was complex because the capitalization of development costs requires the application of management judgment to determine, amongst others, what continues to constitute development activities and when a Development Project should cease further capitalization of development costs. Management judgment is also required to ascertain the nature of expenses that qualify for capitalization.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested controls over the authorization, approval and recording of expenses and controls over monitoring of the status of the on-going Development Projects.

Our audit procedures included, among others, evaluating management’s judgment related to the determination of the research and development phases, and the determination of which development costs can be capitalized by conducting inquiries of the engineers in the Research and Development (“R&D”) department to understand the progress of the Development Projects. In addition, for a sample of Development Projects, we evaluated the status of each project, and the costs capitalized by comparing the supporting documents to the Company’s capitalization criteria. We evaluated management’s assessment that the Development Projects continued to be in-progress by inspecting the testers’ feedback and responses from the R&D department on a sample basis.

Ernst & Young LLP
We have served as the Company’s auditor since 2009
Singapore
April 22, 2022

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on Internal Control over Financial Reporting
We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, China Yuchai International Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 22, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Ernst & Young LLP
Singapore
April 22, 2022

China Yuchai International Limited
Consolidated Statement of Profit or Loss

	Note		31.12.2019	31.12.2020	31.12.2021	31.12.2021
			RMB’000	RMB’000	RMB’000	US$’000
Revenue	6		18,016,085	20,581,170	21,265,930	3,363,691
Cost of sales	7.1		(14,910,244)	(17,391,599)	(18,313,817)	(2,896,747)

Gross profit			3,105,841	3,189,571	2,952,113	466,944
Other operating income	7.2	(a)	347,161	400,269	326,171	51,591
Other operating expenses	7.2	(b)	(8,675)	(21,322)	(9,982)	(1,579)
Research and development expenses	7.1		(492,204)	(626,478)	(848,812)	(134,259)
Selling, general and administrative expenses	7.1		(1,806,042)	(1,760,036)	(1,755,957)	(277,745)

Operating profit			1,146,081	1,182,004	663,533	104,952
Finance costs	7.3		(131,796)	(151,170)	(115,928)	(18,337)
Share of (loss)/profit of associates, net of tax			(181)	452	90	14
Share of profit/(loss) of joint ventures, net of tax	5		19,215	(59,422)	(95,985)	(15,182)

Profit before tax			1,033,319	971,864	451,710	71,447
Income tax expense	8		(172,619)	(192,538)	(43,816)	(6,930)

Profit for the year			860,700	779,326	407,894	64,517

Attributable to:
Equity holders of the company			604,914	548,903	272,673	43,129
Non-controlling interests			255,786	230,423	135,221	21,388

			860,700	779,326	407,894	64,517

Earnings per share (dollar per share)
- Basic	9		14.81	13.43	6.67	1.06
- Diluted	9		14.81	13.43	6.67	1.06

The accompanying accounting policies and explanatory notes form an int
e
gral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Comprehensive Income

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000

Profit for the year	860,700	779,326	407,894	64,517

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods, net of tax:
Foreign currency translation	8,467	(63,864)	(36,685)	(5,802)
Net fair value change on debt instruments at fair value through other comprehensive income	3,050	(2,752)	63,890	10,106

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods, representing other comprehensive income for the year, net of tax	11,517	(66,616)	27,205	4,304

Total comprehensive income for the year, net of tax	872,217	712,710	435,099	68,821

Attributable to:
Equity holders of the company	610,369	492,966	293,240	46,383
Non-controlling interests	261,848	219,744	141,859	22,438

	872,217	712,710	435,099	68,821

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Financial Position

	Note	31.12.2020	31.12.2021	31.12.2021
		RMB’000	RMB’000	US$’000
ASSETS

Non-current assets

Property, plant and equipment	10	4,258,760	4,197,909	663,995
Investment property	11	5,829	5,086	804
Intangible assets	12	1,483,968	1,758,582	278,160
Investment in associates		2,393	2,467	390
Investment in joint ventures	5	227,120	151,095	23,899
Deferred tax assets	8	400,198	398,174	62,980
Long-term bank deposits	16	140,000	110,000	17,399
Right-of-use assets	17	384,001	344,814	54,540
Capitalized contract cost	6.2	127,704	147,499	23,330

		7,029,973	7,115,626	1,125,497

Current assets
Inventories	13	4,471,195	5,208,636	823,864
Trade and other receivables	15	8,459,088	7,538,096	1,192,322
Other current assets	14	23,164	16,773	2,653
Cash and cash equivalents	16	5,877,647	4,788,219	757,366
Short-term bank deposits	16	258,756	357,335	56,521
Restricted cash	16	171,135	76,001	12,021

		19,260,985	17,985,060	2,844,747

Total assets		26,290,958	25,100,686	3,970,244

China Yuchai International Limited
Consolidated Statement of Financial Position

	Note	31.12.2020	31.12.2021	31.12.2021
		RMB’000	RMB’000	US$’000
EQUITY AND LIABILITIES

Equity

Issued capital	18	2,081,138	2,081,138	329,179
Statutory reserves	20	307,165	309,237	48,913
Capital reserves	20	30,704	30,704	4,857
Retained earnings		6,756,976	6,578,865	1,040,597
Other components of equity	20	(161,359)	(140,792)	(22,269)

Equity attributable to equity holders of the company		9,014,624	8,859,152	1,401,277
Non-controlling interests		2,818,086	2,756,192	435,955

Total equity		11,832,710	11,615,344	1,837,232

Non-current liabilities
Loans and borrowings	26	500,000	100,000	15,817
Lease liabilities	25	17,023	13,406	2,120
Contract liabilities	24	67,269	69,173	10,941
Deferred tax liabilities	8	112,456	65,544	10,367
Deferred grants	27	518,142	411,658	65,113
Other payables	22	191,563	188,725	29,851

		1,406,453	848,506	134,209

Current liabilities
Trade and other payables	22	10,110,968	9,639,115	1,524,646
Loans and borrowings	26	1,730,000	2,103,000	332,637
Lease liabilities	25	22,755	27,125	4,290
Contract liabilities	24	868,193	573,259	90,674
Provision for taxation		50,801	41,309	6,534
Pr ovisi on	23	269,078	253,028	40,022
		13,051,795	12,636,836	1,998,803

Total liabilities		14,458,248	13,485,342	2,133,012

Total equity and liabilities		26,290,958	25,100,686	3,970,244
The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2019	2,081,138	302,404	30,704	6,092,549	(39,215)	19,758	(79,948)	(11,541)	8,395,849	2,751,705	11,147,554

Profit for the year	—	—	—	604,914	—	—	—	—	604,914	255,786	860,700
Other comprehensive income for the year, net of tax	—	—	—	—	3,124	—	2,331	—	5,455	6,062	11,517

Total comprehensive income for the year	—	—	—	604,914	3,124	—	2,331	—	610,369	261,848	872,217

Contributions by and distributions to owners
Dividends declared and paid (US$ 0.85 per share) (Note 19)	—	—	—	(238,758)	—	—	—	—	(238,758)	—	(238,758)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	(207,514)	(207,514)

Changes in ownership interests in subsidiary
Acquisition of non-controlling interests	—	—	—	—	—	—	—	69	69	(183)	(114)

Other
Transfer to statutory reserves	—	1,903	—	(1,903)	—	—	—	—	—	—	—

At December 31, 2019	2,081,138	304,307	30,704	6,456,802	(36,091)	19,758	(77,617)	(11,472)	8,767,529	2,805,856	11,573,385

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2020	2,081,138	304,307	30,704	6,456,802	(36,091)	19,758	(77,617)	(11,472)	8,767,529	2,805,856	11,573,385

Profit for the year	—	—	—	548,903	—	—	—	—	548,903	230,423	779,326
Other comprehensive income for the year, net of tax	—	—	—	—	(53,834)	—	(2,103)	—	(55,937)	(10,679)	(66,616)

Total comprehensive income for the year	—	—	—	548,903	(53,834)	—	(2,103)	—	492,966	219,744	712,710

Contributions by and distributions to owners
Dividends declared and paid (US$ 0.85 per share) (Note 19)	—	—	—	(245,871)	—	—	—	—	(245,871)	—	(245,871)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	(207,514)	(207,514)

Other
Transfer to statutory reserves	—	2,858	—	(2,858)	—	—	—	—	—	—	—

At December 31, 2020	2,081,138	307,165	30,704	6,756,976	(89,925)	19,758	(79,720)	(11,472)	9,014,624	2,818,086	11,832,710

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2021	2,081,138	307,165	30,704	6,756,976	(89,925)	19,758	(79,720)	(11,472)	9,014,624	2,818,086	11,832,710

Profit for the year	—	—	—	272,673	—	—	—	—	272,673	135,221	407,894
Other comprehensive income for the year, net of tax	—	—	—	—	(28,251)	—	48,818	—	20,567	6,638	27,205

Total comprehensive income for the year	—	—	—	272,673	(28,251)	—	48,818	—	293,240	141,859	435,099

Contributions by and distributions to owners
Dividends declared and paid (US$ 1.70 per share) (Note 19)	—	—	—	(448,712)	—	—	—	—	(448,712)	—	(448,712)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	(203,753)	(203,753)

Other
Transfer to statutory reserves	—	2,072	—	(2,072)	—	—	—	—	—	—	—

At December 31, 2021	2,081,138	309,237	30,704	6,578,865	(118,176)	19,758	(30,902)	(11,472)	8,859,152	2,756,192	11,615,344

US$’000	329,179	48,913	4,857	1,040,597	(18,692)	3,125	(4,888)	(1,814)	1,401,277	435,955	1,837,232

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Cash Flows

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000

Operating activities

Profit before tax	1,033,319	971,864	451,710	71,447
Adjustments:
Amortization of intangible asset	1,012	1,012	38,957	6,162
Bad debt written off/(recovered)	—	40	(5)	(1)
Depreciation of:
- investment property	380	376	355	56
- property, plant and equipment	422,859	450,092	492,826	77,952
- right-of-use assets	40,958	43,127	41,458	6,558
Dividend income from quoted equity securities	(959)	(166)	(168)	(26)
Exchange (gain)/loss	(4,679)	(1,827)	3,271	518
Fair value loss/(gain) on foreign exchange forward contract	5,529	(999)	—	—
Fair value (gain)/loss on quoted equity securities	(1,118)	1,196	(138)	(22)
Finance costs	131,796	151,170	115,928	18,337
(Gain)/loss on disposal of:
- property, plant and equipment	645	4,183	(1,224)	(194)
- quoted equity securities	(11,528)	(874)	(5,416)	(857)
- right-of-use assets	(9,237)	(2,574)	(14,714)	(2,327)
Government grants	(122,371)	(209,793)	(152,932)	(24,190)
Interest income	(177,261)	(166,970)	(132,083)	(20,892)
Impairment losses on:
- development property	3,039	—	—	—
- property, plant and equipment	3,950	3,920	7,227	1,143
Impairment losses /(reversal of impairment losses) on trade receivables	32,340	(13,849)	(7,987)	(1,263)
Impairment losses /(reversal of impairment losses) on non-trade receivables	—	638	(538)	(85)
Impairment losses/(reversal of write-down) of inventories, net	17,022	27,978	(9,010)	(1,425)
Inventories written off	—	—	10,085	1,595
Property, plant and equipment written off	4,137	7,417	1,134	179
Provision for onerous contract, net	2,316	11,323	(8,810)	(1,394)
Share of (profit)/loss of associates and joint ventures, net of tax	(19,034)	58,970	95,895	15,168
Write-back of trade and other payables	(2,087)	(1,052)	—	—

Profit before tax after adjustments	1,351,028	1,335,202	925,821	146,439

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Cash Flows

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Changes in working capital

Increase in inventories	(314,904)	(1,687,639)	(740,835)	(117,179)
(Increase)/decrease in trade and other receivables and capitalized contract cost	(514,163)	(238,571)	1,105,093	174,796
Increase/(decrease) in trade and other payables and contract liabilities	1,294,214	2,241,327	(614,601)	(97,213)
Increase in development properties	(71)	(75)	(202)	(31)

Cash flows from operating activities	1,816,104	1,650,244	675,276	106,812
Income taxes paid	(233,088)	(234,876)	(170,720)	(27,003)

Net cash flows from operating activities	1,583,016	1,415,368	504,556	79,809

Investing activities
Payment for trademarks usage fee	(169,811)	—	—	—
Additional investment in subsidiaries	(114)	—	—	—
Additional investment in a joint ventures	(41,160)	—	(17,640)	(2,790)
Development costs	(345,128)	(500,147)	(287,480)	(45,472)
Dividend received from:
- joint ventures	821	—	—	—
- quoted equity securities	959	166	135	21
Interest received	173,745	171,556	125,004	19,772
Proceeds from disposal of:
- property, plant and equipment	1,178	2,385	405	64
- quoted equity securities	16,429	1,354	6,485	1,026
- right-of-use assets	11,008	5,772	34,123	5,397
Proceeds from government grants	191,491	123,178	51,862	8,203
Purchase of property, plant and equipment	(749,087)	(584,676)	(572,047)	(90,482)
Tax and relevant expenses in relation to disposal of subsidiary (i)	(38,887)	—	—	—
Withdrawal/(placement) of fixed deposits with banks, net	138,079	(5,341)	(79,695)	(12,606)

Net cash flows used in investing activities	(810,477)	(785,753)	(738,848)	(116,867)

Note:
(i)	This relates to retention money deposited in a joint signatory account with the buyer of LKNII for payment of tax payable for the disposal of LKNII in 2018, which had been settled in 2019.
The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Cash Flows

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Financing activities
Dividends paid to:

- equity holders of the company	(238,758)	(245,871)	(448,712)	(70,974)
- non-controlling interests	(203,167)	(205,525)	(223,917)	(35,418)
Interest paid and discounting on bills receivable	(139,118)	(148,793)	(115,813)	(18,318)
Payment of principal portion of lease liabilities	(48,365)	(35,363)	(23,121)	(3,657)
Proceeds from borrowings	2,040,752	2,230,000	1,938,920	306,684
Repayment of borrowings	(2,000,773)	(2,056,280)	(1,965,920)	(310,955)

Net cash flows used in financing activities	(589,429)	(461,832)	(838,563)	(132,638)

Net increase/(decrease) in cash and cash equivalents	183,110	167,783	(1,072,855)	(169,696)
Cash and cash equivalents at January 1	5,559,890	5,753,268	5,877,647	929,684
Effect of exchange rate changes on balances in foreign currencies	10,268	(43,404)	(16,573)	(2,622)

Cash and cash equivalents at December 31	5,753,268	5,877,647	4,788,219	757,366

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

1.	Corporate information

1.1	Incorporation
The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the directors on April 22, 2022.
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
As of December 31, 2021, Yuchai has
11
 (2020: nine) direct and 33 (2020: 33) indirectly owned subsidiaries, four (2020: four) joint ventures and one (2020: one) associate. Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”) and Guangxi Yuchai Accessories Manufacturing Company Limited (“GYAMC”) are the two most significant subsidiaries of Yuchai. YMMC has 29 (2020: 29) wholly-owned subsidiaries (collectively “YMMC Group”) located at various provinces in the PRC. The principal business of YMMC Group are trading and distribution of components of diesel engines and automobiles. GYAMC has two wholly-owned subsidiaries (collectively “GYAMC Group”). The principal business of GYAMC Group are sales and manufacturing of components of diesel engines.

In December 2021,
Yuchai incorporated a new wholly owned subsidiary, Guangxi Yuchai Deyou Engine Systems Co.,Ltd to succeed the trading business previously conducted by another wholly owned subsidiary, Guangxi Yuchai Deyou Engine Co., Ltd (“YDEC”). YDEC will take over the operations of Yuchai’s marine and power generation unit under the new name of Guangxi Yuchai Marine and Genset Power Co., Ltd.
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
As of December 31, 2020 and 2021, the Group’s shareholding interest in HLGE remains at 50.2%, net of the ordinary shares held by the Trustee under the Trust.
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
Translation of amounts from Renminbi to the United States Dollar (“US Dollar”) is solely for the convenience of the reader. Translation of amounts from Renminbi to US Dollar has been made at the rate of RMB 6.3222 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on February 28, 2022 and all values are rounded to the nearest thousand (“US$’000”), except when otherwise indicated.
The consolidated financial statements provide comparative information in respect of the previous period.

2.2	Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the company of the Group and to the non-controlling
interests, even if this results in the
non-controlling
interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
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
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not re-measured
and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9
Financial Instruments
, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9.
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
Sales Returns
The Group does not extend its sales returns policy to all customers. However the Group allows for certain returns, only on a case-by-case basis. The Group uses the expected value method to estimate the provision for such returns based on the historical return rates and account for it as a reduction in revenue and form part of refund liability that is recognized in “Trade and other payables” (Note 22). A corresponding right of return assets is recognized in “Trade and other receivables” (Note 15).

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
Warranty obligations
The Group typically provides warranties for general repairs of defects as part of the sale of engines. These assurance-type warranties are accounted for as warranty provisions. Refer to the accounting policy on warranty provisions in Section (s)
 Provisions
.
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
Contract balances
Trade receivables
A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e. only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Section (m)
 Financial instruments – Initial recognition and subsequent measurement
.
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

Right of return assets
A right-of-return asset is recognised for the right to recover the goods expected to be returned by customers. The asset is measured at the former carrying amount of the inventory, less any expected costs to recover the goods and any potential decreases in value. The Group updates the measurement of the asset for any revisions to the expected level of returns and any additional decreases in the value of the returned products.

Refund liabilities
A refund liability is recognized for the obligation to refund some or all of the consideration received (or receivable) from a customer. The Group’s refund liabilities arise from customers’ right of return and volume rebates. The liability is measured at the amount the Group ultimately expects it will have to return to the customer. The Group updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of each reporting period.
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

(i)	Cash dividend and non-cash distribution to equity holders of the company
The Company recognizes a liability to make cash or
non-cash
distributions to equity holders of the company when the distribution is authorized and the distribution is no longer at the discretion of the Company. A distribution is authorized when it is approved by the shareholders. A corresponding amount is recognized directly in equity.
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
Goodwill
Accounting policy for goodwill is separately discussed in Note 2.3(a).

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.3	Summary of significant accounting policies (cont’d)

(l)	Intangible assets (cont’d)

A summary of the policies applied to the Group’s intangible assets is as follows:

	Trademarks	Technology know-how	Development costs
Useful lives	Indefinite	8 years	*
Amortization method used	No amortization	Amortized on a straight-line basis over the period of the technology know-how	*
Internally generated or acquired	Acquired	Internally generated	Internally generated

*	Development costs relate to on-going development projects that have not been completed and are not available for use.

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
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient are measured at the transaction price as disclosed in Section (f)
 Revenue from Contracts with Customers
.
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
The Group’s financial assets at amortized cost includes trade and other receivables, and certain bills receivables that are held to maturity.
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
The Group’s debt instruments at fair value through OCI includes certain bills receivable that are not held to maturity.
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

(o)	Impairment of non-financial assets
Further disclosures relating to impairment of
non-financial
assets are also provided in the following notes:

•	Disclosures for significant assumptions (Note 3)

•	Investment in joint ventures (Note 5)

•	Property, plant and equipment (Note 10)

•	Investment property (Note 11)

•	Intangible assets (Note 12)

•	Right-of-use assets (Note 17)
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
The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of eight to ten years. A long-term growth rate is calculated and applied to project future cash flows after the tenth year where appropriate. Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.
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
assets
.
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
Product warranty
The Group recognizes a liability at the time the product is sold, for the estimated future costs relating to the assurance-type warranties, to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road
applications engines, warranties extend for a duration (generally 3 to 36 months) or mileage (generally 5,000 to 300,000 kilometers), whichever materializes first. For other applications engines, warranties extend for a duration of generally 3 to 36 months or running hours of 300 to 4,000 hours, whichever materializes first. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.
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
New and amended standards and interpretations
The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Interest Rate Benchmark Reform – Phase 2:
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component
These amendments had no impact on the consolidated financial statements of the Group.
Covid-19-Related Rent Concessions beyond June

30
,
2021
Amendments to IFRS 16
On May 28, 2020, the IASB issued
Covid-19-Related Rent Concessions—amendment to IFRS 16 Leases
. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.
The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The amendment applies to annual reporting periods beginning on or after April 1, 2021.
However, the Group has not received Covid-19-related rent concessions, but plans to apply the practical expedient if it becomes applicable within allowed period of application.

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
The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21
Levies
, if incurred separately.
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
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1
First-time Adoption of International Financial Reporting Standards
. The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.
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

Definition of Accounting Estimates –
Amendments to IAS 8
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.
The amendments are not expected to have a material impact on the Group.
Disclosure of Accounting Policies –
Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2
Making Materiality Judgements
, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.
The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction –
Amendments to IAS 12
In May 2021, the IASB issued
amendments to IAS 12
, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.
The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability.
Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a lease asset and lease liability (or decommissioning liability and decommissioning asset component) give rise to taxable and deductible temporary differences that are not equal.
Nevertheless, it is possible that the resulting deferred tax assets and liabilities are not equal (e.g., if the entity is unable to benefit from the tax deductions or if different tax rates apply to the taxable and deductible temporary differences). In such cases, which the IASB expects to occur infrequently, an entity would need to account for the difference between the deferred tax asset and liability in profit or loss.
The amendment is effective for annual reporting periods beginning on or after January 1, 2023. The amendments are not expected to have a material impact on the Group.

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
. For maintenance services, it will be accounted for as a service-type warranties that are capable of being distinct and customers can benefit from the service on its own. Hence, the Group identified two separate performance obligation, one is the promise to transfer the engine and the other one is to provide maintenance services after reaching certain on-road
mileage or running hours. Consequently, the Group allocated a portion of the transaction price to the engines and the maintenance services based on a combination of expected cost plus a margin and residual approaches.

Please refer to Note 6.3.
Derecognition of bills receivable
The Group sell certain bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. While the buyer is responsible for servicing the receivables upon maturity of the bills receivable, Chinese law governing bills allows recourse to be traced to all the parties in the discounting process. In relation to the derecognition of bills receivable when discounted, the management believes that the contractual right to receive the cash flows from the asset have terminated with the Group, but transferred to the banks. Accordingly, bills receivable are derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note
 15.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The carrying amounts of deferred tax assets as of December 31, 2020 and 2021 are RMB

400.2 million and RMB 398.2 million (US$

63.0 million) respectively, and primarily relate to unutilized capital allowances and investment allowances, as well as other unrecognized temporary differences relating to asset impairment and deferred grants. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by RMB
159.2 million (US$

25.2 million)
for year ended December 31, 2021 (
2020
: RMB 157.6 million).
Development costs
Development costs are capitalized in accordance with the accounting policy in Note 2.3 (l). Capitalization of development costs requires the application of management judgment to determine, what continues to constitute development activities and when a development project should cease further capitalization of development costs. Management judgment is also required to ascertain the nature of expenses that qualify for capitalization.

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

Impairment of
non-financial
assets
Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next eight to ten years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. Th
e
se estimates are most relevant to goodwill, development costs and trademarks recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 12.

4.	Investments in subsidiaries
Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2020	31.12.2021
		%	%

Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Machinery Monopoly Development Co., Ltd	People’s Republic of China	54.9	54.9
Guangxi Yuchai Accessories Manufacturing Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yulin Hotel Company Limited	People’s Republic of China	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.2
The Group has the following subsidiary that has
non-controlling
interests (“NCI”) that are material to the Group.

	31.12.2019	31.12.2020	31.12.2021
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

	31.12.2019 RMB’000	31.12.2020 RMB’000	31.12.2021 RMB’000	31.12.2021 US$’000
Accumulated balances of material NCI

Yuchai	2,603,227	2,624,933	2,574,669	407,243

Profit allocated to material NCI
Yuchai	254,284	229,231	153,500	24,280

Dividends paid to material NCI
Yuchai	207,514	207,514	203,753	32,228

China Yuchai International Limited
Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

Summarized financial information including goodwill on acquisition and consolidation adjustments but
before intercompany eliminations of subsidiaries with material non-controlling
interests are as follows:

31.12.2019
Yuchai RMB’000
Summarized statement of comprehensive income

Revenue	17,980,304

Profit after tax	825,807

Total comprehensive income for the year	828,861

Attributable to NCI	254,284

Summarized statement of cash flows
Operating	1,632,557
Investing	(858,904)
Financing	(656,576)

Net increase in cash and cash equivalents	117,077

31.12.2020
Yuchai
RMB’000
Summarized statement of financial position

Current assets	18,395,754
Non-current assets, excluding goodwill	6,722,233
Goodwill	212,636
Current liabilities	(13,035,680)
Non-current liabilities	(1,293,007)

Net assets	11,001,936

Total equity	11,001,936

Attributable to NCI	2,624,933

Summarized statement of comprehensive income
Revenue	20,557,660

Profit after tax	829,042

Total comprehensive income for the year	826,214

Attributable to NCI	229,231

Summarized statement of cash flows
Operating	1,476,034
Investing	(794,291)
Financing	(505,997)

Net increase in cash and cash equivalents	175,746

China Yuchai International Limited
Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

	31.12.2021
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position

Current assets	17,067,747	2,699,653
Non-current assets, excluding goodwill	6,812,500	1,077,552
Goodwill	212,636	33,633
Current liabilities	(12,620,344)	(1,996,195)
Non-current liabilities	(781,986)	(123,689)

Net assets	10,690,553	1,690,954

Total equity	10,690,553	1,690,954

Attributable to NCI	2,574,669	407,243

Summarized statement of comprehensive income
Revenue	21,254,134	3,361,826

Profit after tax	443,499	70,149

Total comprehensive income for the year	506,769	80,157

Attributable to NCI	153,500	24,280

Summarized statement of cash flows
Operating	588,727	93,121
Investing	(674,686)	(106,717)
Financing	(1,002,764)	(158,610)

Net increase in cash and cash equivalents	(1,088,723)	(172,206)

Significant restrictions
The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling
interests are:
At the end of the reporting period, cash and cash equivalents of RMB 4,200.5 million (US$

664.4 million) (2020: RMB 5,289.2 million) held in the PRC are subject to local exchange control regulations. These regulations place restriction on the amount of currency being exported other than through dividends, trade and service related transactions.
Acquisition of ownership in subsidiaries, without change in control in 2019
In February 2019, Yuchai acquired 7.5% of equity interest in YC Europe Co., Ltd. (“YC Europe”) from non-controlling
interest for a cash consideration of RMB 0.1 million. As a result, Yuchai’s shareholding in YC Europe increased from 67.5% to 75.0%.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint v e ntures

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Share of profit/(loss) of joint ventures, net of tax:
Y & C Engine Co., Ltd	28,484	(44,016)	(125,853)	(19,907)
MTU Yuchai Power Co., Ltd.	594	3,238	28,037	4,435
Eberspaecher Yuchai Exhaust Technology Co., Ltd	(9,366)	(19,157)	1,377	218
Other joint ventures	(497)	513	454	72

	19,215	(59,422)	(95,985)	(15,182)

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Carrying amount of investments:

Y & C Engine Co., Ltd	145,599	22,821	3,610
MTU Yuchai Power Co., Ltd	62,217	89,481	14,153
Eberspaecher Yuchai Exhaust Technology Co., Ltd	12,638	31,655	5,007
Other joint ventures	6,666	7,138	1,129

	227,120	151,095	23,899

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

The Group has interests in the following joint ventures:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2020	31.12.2021
			%	%
Held by subsidiaries

HL Heritage Sdn. Bhd.	Property development and property investment holdings	Malaysia	30.1	30.1

Shanghai Hengshan Equatorial Hotel Management Co., Ltd.	Hotel and property management	People’s Republic of China	24.6	24.6

Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services	People’s Republic of China	34.4	34.4

Guangxi Yineng IOT Science & Technology Co., Ltd.	Design, development, management and marketing of an electronic operations management platform	People’s Republic of China	15.3	15.3

MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”)	Manufacture off-road diesel engines	People’s Republic of China	38.2	38.2

Eberspaecher Yuchai Exhaust Technology Co. Ltd (“Eberspaecher Yuchai”)	Application development, production, sales and service on engine exhaust control systems	People’s Republic of China	37.4	37.4

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

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
In 2020 and 2021, the Group has performed an impairment evaluation of its investments in joint ventures and no impairment was required.

	31.12.2019
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	2,404,244	178,796	3,509	2,586,549
Depreciation and amortization	(26,099)	(6,379)	(25)	(32,503)
Interest expense	(29,606)	(5,017)	—	(34,623)
Profit/(loss) for the year, representing total comprehensive income for the year	44,484	600	(19,114)	25,970

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of profit/(loss)	20,018	300	(9,366)
Unrealized profit on transactions with joint venture	8,466	294	—

Group’s share of profit/(loss) of significant joint ventures	28,484	594	(9,366)	19,712

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(497)

Group’s share of profit for the year, representing the Group’s share of total comprehensive income for the year				19,215

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

	31.12.2020
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Non-current assets	740,423	71,635	45,583	857,641
Current assets
- Cash and bank balances	160,844	43,056	2,273	206,173
- Others	1,287,935	266,123	43,895	1,597,953

Total assets	2,189,202	380,814	91,751	2,661,767

Non-current liabilities	(417,759)	—	—	(417,759)
Current liabilities	(1,340,704)	(244,963)	(65,960)	(1,651,627)

Total liabilities	(1,758,463)	(244,963)	(65,960)	(2,069,386)

Equity	430,739	135,851	25,791	592,381

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of net assets	193,833	67,926	12,638
Unrealized profit on transactions with joint venture	(48,234)	(5,709)	—

Carrying amount of significant joint ventures	145,599	62,217	12,638	220,454

Carrying amount of other joint ventures				6,666

Carrying amount of the investment in joint ventures				227,120

	31.12.2020
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	3,021,877	307,699	45,966	3,375,542
Depreciation and amortization	(59,406)	(2,350)	(360)	(62,116)
Interest expense	(40,709)	(1,983)	—	(42,692)
Profit/(loss) for the year, representing total comprehensive income for the year	(88,785)	6,421	(39,095)	(121,459)

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of profit/(loss)	(39,953)	3,211	(19,157)
Unrealized profit on transactions with joint venture	(4,063)	27	—

Group’s share of profit/(loss) of significant joint ventures	(44,016)	3,238	(19,157)	(59,935)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				513

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year				(59,422)

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

	31.12.2021
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Non-current assets	660,856	89,749	71,858	822,463	130,091
Current assets
- Cash and bank balances	179,779	63,609	2,105	245,493	38,830
- Others	817,972	310,394	99,352	1,227,718	194,192

Total assets	1,658,607	463,752	173,315	2,295,674	363,113

Non-current liabilities	(362,779)	—	(14,109)	(376,888)	(59,613)
Current liabilities	(1,147,416)	(271,521)	(94,604)	(1,513,541)	(239,401)

Total liabilities	(1,510,195)	(271,521)	(108,713)	(1,890,429)	(299,014)

Equity	148,412	192,231	64,602	405,245	64,099

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of net assets	66,785	96,116	31,655
Unrealized profit on transactions with joint venture	(43,964)	(6,635)	—

Carrying amount of significant joint ventures	22,821	89,481	31,655	143,957	22,770

Carrying amount of other joint ventures				7,138	1,129

Carrying amount of the investment in joint ventures				151,095	23,899

	31.12.2021
	Y & C	MTU Yuchai Power	Eberspaecher Yuchai	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue	2,072,721	467,800	157,316	2,697,837	426,724
Depreciation and amortization	(52,881)	(2,377)	(709)	(55,967)	(8,852)
Interest expense, net	(51,836)	(1,850)	(41)	(53,727)	(8,498)
Profit/(loss) for the year, representing total comprehensive income for the year	(282,205)	54,526	2,811	(224,868)	(35,568)

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of profit/(loss)	(126,992)	27,263	1,377
Unrealized profit on transactions with joint venture	1,139	774	—

Group’s share of profit/(loss) of significant joint ventures	(125,853)	28,037	1,377	(96,439)	(15,254)

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				454	72

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year				(95,985)	(15,182)

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

Note:
As of December 31, 2021, the Group’s share of joint ventures’ capital commitment that are contracted but not paid was RMB 7.0 million (US$

1.1 million) (2020: RMB 2.1 million).
As of December 31, 2021, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totaled RMB 213.9 million (US$

33.8 million) (2020: RMB 40.1 million).
As of December 31, 2021, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were RMB 33.1 million (US$

5.2 million) (2020: RMB 58.4 million).
Significant restrictions
The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:
The Group’s share of cash and cash equivalents of RMB 39.6 million (US$

6.3 million) (2020: RMB 30.4 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.
As of December 31, 2021, the Group’s share of restricted cash of RMB 74.5 million (US$

11.8 million) (2020: RMB 65.2 million) which was used as collateral by the banks for the issuance of bills to suppliers.
As of December 31, 2021, the Group’s share of bills receivables of RMB 22.0 million (US$

3.5 million) (2020: RMB 28.6 million) which was used as collateral by banks for the issuance of bills to suppliers.

6.	Revenue from contracts with customers

6.1	Disaggregated revenue information
Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	31.12.2019
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services

Heavy-duty engines	6,189,934	—	6,189,934
Medium-duty engines	5,583,982	—	5,583,982
Light-duty engines	2,429,248	—	2,429,248
Other products and services (i)	3,732,436	—	3,732,436
Revenue from hospitality operations	44,704	35,781	80,485

Total revenue from contracts with customers	17,980,304	35,781	18,016,085

Geographical markets
People’s Republic of China	17,913,615	—	17,913,615
Other countries	66,689	35,781	102,470

Total revenue from contracts with customers	17,980,304	35,781	18,016,085

Timing of revenue recognition
At a point in time	17,935,600	—	17,935,600
Over time	44,704	35,781	80,485

Total revenue from contracts with customers	17,980,304	35,781	18,016,085

China Yuchai International Limited
Notes to the Consolidated Financial Statements

6.	Revenue from contracts with customers (cont’d)

6.1	Disaggregated revenue information (cont’d)

	31.12.2020
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	6,725,312	—	6,725,312
Medium-duty engines	6,626,629	—	6,626,629
Light-duty engines	2,356,168	—	2,356,168
Other products and services (i)	4,809,921	—	4,809,921
Revenue from hospitality operations	39,630	23,510	63,140

Total revenue from contracts with customers	20,557,660	23,510	20,581,170

Geographical markets
People’s Republic of China	20,504,288	—	20,504,288
Other countries	53,372	23,510	76,882

Total revenue from contracts with customers	20,557,660	23,510	20,581,170

Timing of revenue recognition
At a point in time	20,518,030	—	20,518,030
Over time	39,630	23,510	63,140

Total revenue from contracts with customers	20,557,660	23,510	20,581,170

	31.12.2021
Segments	Yuchai	HLGE	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Type of goods or services
Heavy-duty engines	7,410,771	—	7,410,771	1,172,182
Medium-duty engines	7,065,283	—	7,065,283	1,117,535
Light-duty engines	2,429,745	—	2,429,745	384,320
Other products and services (i)	4,304,918	77	4,304,995	680,933
Revenue from hospitality operations	43,417	11,719	55,136	8,721

Total revenue from contracts with customers	21,254,134	11,796	21,265,930	3,363,691

Geographical markets
People’s Republic of China	21,206,280	—	21,206,280	3,354,256
Other countries	47,854	11,796	59,650	9,435

Total revenue from contracts with customers	21,254,134	11,796	21,265,930	3,363,691

Timing of revenue recognition
At a point in time	21,210,718	8,067	21,218,785	3,356,234
Over time	43,416	3,729	47,145	7,457

Total revenue from contracts with customers	21,254,134	11,796	21,265,930	3,363,691

Note:

(i)	included sales of power generator sets, engine components, service-type maintenance services and others.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

6.	Revenue from contracts with customers (cont’d)

6.2	Contract balances

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000

Trade receivables (Note 15)	289,048	524,557	82,971
Capitalized contract cost	127,704	147,499	23,330
Contract liabilities (Note 24)	935,462	642,432	101,615

Trade receivables are
non-interest
bearing and are generally on terms of 60 - 90 days.
The contract liabilities comprise short-term advance received from customers and unfulfilled service-type maintenance service. The advance received from customers is recognized as revenue upon the delivery of goods, and the contract liability arising from unfulfilled service-type warranty is recognized upon the completion of the maintenance services. According to the business customary practice, the remaining performance obligations (unfulfilled service-type maintenance service) at the year-end is expected to be satisfied within 2 years.
The significant decrease in contract liabilities as at December 31, 2021 was mainly due to lower advance payment from customers as of the year-end
for future product deliveries.

(a)	Set out below is the amount of revenue recognized from:

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000

Amounts include in contract liabilities	363,464	874,391	138,305

(b)	Capitalized contract costs

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Capitalized contract costs relating to service fee charge on development of technology know-how
At January 1	136,457	127,704	20,199
Addition	24,147	19,795	3,131
Reclassified to development costs	(21,519)	—	—
Released to consolidated statement of profit or loss	(11,381)	—	—

At December 31	127,704	147,499	23,330

6.3	Performance obligations
The transaction price allocated to the remaining unsatisfied performance obligations as of 31 December are, as follows:

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000

Within one year	112,454	140,601	22,239
More than one year	67,269	69,172	10,941

Total unfulfilled service-type maintenance service (Note 24)	179,723	209,773	33,180

As of December 31, 2020, the remaining performance obligations (unfulfilled maintenance service) were expected to be satisfied within three years.
In 2021, the Group has reassessed the future satisfaction period relating to the remaining performance obligations related to the unfulfilled service-type maintenance service. Based on the business development and latest data, the Group expects that the remaining performance obligation as of December 31, 2021, to be recognized within 2 years, and accordingly has applied the change of management estimation prospectively. As a result, RMB 36.7 million (US$

5.8 million) was credited to consolidated statement of profit or loss under “revenue” and lower the contract liability (current) by RMB 36.7 million (US$

5.8 million).

China Yuchai International Limited
Notes to the Consolidated Financial Statements

7.1	Depreciation, amortization, shipping and handling expenses

(a)	Depreciation and amortization expenses

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000

Amortization of intangible assets (i)	1,012	1,012	38,957	6,162
Depreciation of investment property	380	376	355	56
Depreciation of property, plant and equipment	422,859	450,092	492,826	77,952
Depreciation of right-of-use assets ( i i)	40,958	43,127	41,458	6,558

	465,209	494,607	573,596	90,728

Note:

(i)
The higher amortization charges in 2021 is mainly due to the amortization charged on additional Technology Know-how recognized during the year which are transferred from Group capitalized development cost upon completion and ready for use.

(i i )	In 2020, COVID-19 related rent rebate received from lessors of RMB 0.2 million h as been offset against the depreciation of right-of-use assets.
Depreciation and amortization expenses are included in the following captions:

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	315,445	327,866	381,248	60,303
Research and development expenses	16,470	26,815	41,835	6,618
Selling, general and administrative expenses	133,294	139,926	150,513	23,807

	465,209	494,607	573,596	90,728

(b)	Shipping and handling expenses
Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Selling, general and administrative expenses	221,255	237,683	224,292	35,477

China Yuchai International Limited
Notes to the Consolidated Financial Statements

7.2	(a) Other operating income

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	177,261	166,970	132,083	20,892
Dividend income from quoted equity securities	959	166	168	26
Gain on disposal of:
- property, plant and equipment	—	—	1,224	194
- quoted equity securities	11,528	874	5,416	857
- right-of-use assets	9,237	2,574	14,714	2,327
Government grants	122,371	209,793	152,932	24,190
Fair value gain on quoted equity securities	1,118	—	138	22
Fair value gain on foreign exchange forward contract	—	999	—	—
Realised foreign exchange gain, net	3,604	1,390	—	—
Unrealised foreign exchange gain, net	4,679	1,827	—	—
Others	16,404	15,676	19,496	3,083

	347,161	400,269	326,171	51,591

7.2	(b) Other operating e x penses

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Fair value loss on quoted equity securities	—	1,196	—	—
Fair value loss on foreign exchange forward contract	5,529	—	—	—
Loss on disposal of property, plant and equipment	645	4,183	—	—
Provision/(reversal) for onerous contract, net	—	13,639	(8,810)	(1,394)
Realised foreign exchange loss, net	—	—	(1,532)	(242)
Unrealised foreign exchange loss, net	—	—	3,271	518
Unrecoverable value added tax	—	—	11,164	1,766
Others	2,501	2,304	5,889	931

	8,675	21,322	9,982	1,579

7.3	Finance costs

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	76,721	95,357	82,109	12,987
Bills discounting	47,212	49,738	27,864	4,408
Bank charges	4,945	3,877	4,136	654
Interest on lease liabilities (Note 17)	2,918	2,198	1,819	288

	131,796	151,170	115,928	18,337

China Yuchai International Limited
Notes to the Consolidated Financial Statements

7.4	Staff costs

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	1,122,712	1,364,751	1,338,777	211,758
Contribution to defined contribution plans	324,623	287,830	386,551	61,142
Executive bonuses	59,791	59,908	19,355	3,061
Staff welfare	82,692	94,982	93,992	14,867
Staff severance cost	15,454	19,712	11,771	1,862
Others	6,012	3,439	4,887	773

	1,611,284	1,830,622	1,855,333	293,463

Staff costs are included in the following captions
:

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	808,763	912,304	985,676	155,907
Research and development expenses	243,049	258,118	283,543	44,849
Selling, general and administrative expenses	559,472	660,200	586,114	92,707

	1,611,284	1,830,622	1,855,333	293,463

8.	Income tax expense
The major components of income tax expense for the years ended Dec
e
mber 31, 2019, 2020 and 2021 are as follows:

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Current income tax

- Current year	193,878	180,254	48,856	7,727
- Over provision in respect of prior years	(6,985)	(124)	(21,523)	(3,404)
Deferred tax
- Movement in temporary differences	(14,274)	12,543	16,483	2,607
- Over provision in respect of prior years	—	(135)	—	—

Consolidated income tax expense reported in the statement of profit or loss	172,619	192,538	43,816	6,930

China Yuchai International Limited
Notes to the Consolidated Financial Statements

8.	Income tax expense (cont’d)

Income tax expense reported in the consolidated statement of profit or loss differs from the amount computed by applying the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2019, 2020 and 2021 for the following reasons:

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000

Accounting profit before tax	1,033,319	971,864	451,710	71,447
Computed tax expense at 15%	154,998	145,780	67,757	10,717
Adjustments resulting from:
Non-deductible expenses	3,982	9,188	17,795	2,815
Tax-exempt income	(6,171)	(601)	(2,181)	(345)
Utilization of deferred tax benefits previously not recognized	(5,076)	(1,996)	(29)	(5)
Deferred tax benefits not recognized	6,613	6,097	10,356	1,638
Tax credits for research and development expense	(31,863)	(26,329)	(59,633)	(9,432)
Tax rate differential	26,223	24,251	16,517	2,612
Over provision in respect of previous years	(6,985)	(259)	(21,523)	(3,404)
Withholding tax expense	30,898	36,332	14,639	2,315
Others	—	75	118	19

Total	172,619	192,538	43,816	6,930

Deferred tax
Deferred tax relates t
o
 the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2020	31.12.2021	31.12.2021	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000

Accelerated tax depreciation	(100,802)	(138,770)	(21,950)	(17,366)	(55,882)	(37,968)	(6,006)
Interest receivable	(1,937)	(3,396)	(537)	608	(293)	(1,459)	(231)
PRC withholding tax on dividend income (i)	(112,456)	(65,544)	(10,367)	(30,721)	(36,255)	(14,529)	(2,298)
Impairment of property, plant and equipment	6,210	5,138	812	(9,295)	(438)	(1,072)	(170)
Effect of change in residual value of property, plant and equipment	33,894	60,230	9,527	—	33,894	26,336	4,166
Write-down of inventories	22,628	20,250	3,203	2,343	4,225	(2,378)	(376)
Allowance for doubtful account receivables	8,056	6,789	1,074	4,900	(2,021)	(1,267)	(200)
Accruals	298,766	283,427	44,830	46,108	48,149	(15,339)	(2,426)
Deferred income	108,942	97,828	15,474	12,232	1,211	(11,114)	(1,758)
Losses available for offsetting against future taxable income	—	23,072	3,650	—	—	23,072	3,650
Others	24,441	43,606	6,897	5,465	(4,998)	19,235	3,042

Deferred tax benefits/(expenses)				14,274	(12,408)	(16,483)	(2,607)

Net deferred tax assets	287,742	332,630	52,613

Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	400,198	398,174	62,980
Deferred tax liabilities	(112,456)	(65,544)	(10,367)

	287,742	332,630	52,613

China Yuchai International Limited
Notes to the Consolidated Financial Statements

8.	Income tax expense (cont’d)

Deferred tax (cont’d)

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
At January 1	(106,922)	(112,456)	(17,787)
Provision made to consolidated statement of profit or loss	(36,255)	(14,529)	(2,298)
Utilization	30,721	61,441	9,718

December 31	(112,456)	(65,544)	(10,367)

The Corporate Income Tax (“CIT”) law provides for a tax of 10% to be withheld from dividends paid to forei
g
n investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profit earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident
enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a deferred tax liability for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2021, the deferred tax liability for withholding tax payable was RMB
65.5 million (US$

10.4 million) (2020: RMB 112.5 million). The amount of unrecognized deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 195.5 million (US$ 30.9 million) (2020: RMB 236.4 million).
Deferred tax assets have not been recognized in respect of the following items:

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000

Unutilized tax losses	404,215	414,212	65,517
Unutilized capital allowances and investment allowances	105,622	103,810	16,420
Other unrecognized temporary differences relating to asset impairment and deferred grants	204,423	199,203	31,508

	714,260	717,225	113,445

Unrecognized tax losses for the Group are subject to agreement with the tax authorities and compliance with tax regulations in the respective countries in which the Group operates. The unutilized tax losses for PRC subsidiaries and Malaysia subsidiaries expire within the next
5
to 10
years and 10
years, respectively. These losses may not be used to offset taxable income elsewhere in the Group. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilize the benefits.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

9.	Earnings per share
Basic earnings per share is calculated by dividing the profit for the year attributable to ordinary equity holders of the company by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
Basic earnings per share
The calculation of basic earnings per share is based on:

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Profit attributable to ordinary equity holders of the company	604,914	548,903	272,673	43,129

Weighted average number of ordinary shares	40,858,290	40,858,290	40,858,290	40,858,290

Diluted earnings per share
The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2019	31.12.2020	31.12.2021
Weighted average number of shares issued, used in the calculation of basic earnings per share	40,858,290	40,858,290	40,858,290
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares adjusted for effect of dilution	40,858,290	40,858,290	40,858,290

In 2021, 270,000 (2020: 470,000; 2019: 470,000) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.
There have been no other transactions involving ordinary shares or potential ordinary share since the reporting date and before the completion of these financial statements.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

10.	Property, plant and equipment

	Freehold land RMB’000	Leasehold buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000
Cost
At January 1, 2020	14,836	2,376,090	1,037,035	5,285,022	195,154	112,501	9,020,638
Additions	—	16,273	487,725	20,617	14,066	16,166	554,847
Disposals	—	(4,664)	—	(260,996)	(3,604)	(4,742)	(274,006)
Transfers	—	75,264	(823,981)	741,218	7,323	176	—
Write-off	—	(9,759)	—	(53,917)	(8,983)	(912)	(73,571)
Translation difference	(744)	(3,825)	(63)	(459)	(866)	(131)	(6,088)

At December 31, 2020 and January 1, 2021	14,092	2,449,379	700,716	5,731,485	203,090	123,058	9,221,820
Additions	—	2,214	426,621	20,655	16,803	12,598	478,891
Disposals	—	(5,435)	—	(81,321)	(1,896)	(13,860)	(102,512)
Transfers	—	105,117	(721,753)	603,595	13,041	—	—
Write-off	—	(1,551)	—	(48,990)	(7,416)	(2,591)	(60,548)
Translation difference	(628)	(3,439)	(154)	(522)	(1,242)	(36)	(6,021)

At December 31, 2021	13,464	2,546,285	405,430	6,224,902	222,380	119,169	9,531,630

Accumulated depreciation and impairment
At January 1, 2020	513	848,803	—	3,739,750	151,710	69,418	4,810,194
Charge for the year	—	92,034	—	357,434	19,913	8,939	478,320 *
Disposals	—	(1,102)	—	(253,121)	(3,218)	(4,058)	(261,499)
Write-off	—	(4,660)	—	(51,910)	(8,719)	(865)	(66,154)
Impairment loss	—	—	—	3,920	—	—	3,920
Translation difference	(26)	(685)	—	(269)	(651)	(90)	(1,721)

At December 31, 2020 and January 1, 2021	487	934,390	—	3,795,804	159,035	73,344	4,963,060
Charge for the year	—	93,397	—	394,171	19,579	12,371	519,518 *
Disposals	—	(2,119)	—	(78,917)	(1,688)	(12,109)	(94,833)
Write-off	—	(1,432)	—	(48,366)	(7,280)	(2,336)	(59,414)
Impairment loss	—	—	—	7,227	—	—	7,227
Translation difference	(30)	(780)	—	(277)	(716)	(34)	(1,837)

At December 31, 2021	457	1,023,456	—	4,069,642	168,930	71,236	5,333,721

Net book value
At December 31, 2020	13,605	1,514,989	700,716	1,935,681	44,055	49,714	4,258,760

At December 31, 2021	13,007	1,522,829	405,430	2,155,260	53,450	47,933	4,197,909

US$’000	2,057	240,870	64,128	340,904	8,454	7,582	663,995

*
In 2021, RMB
26.1
million (US$
4.1
million) (2020: RMB
28.2
million) were capitalized as development costs. In 2021, RMB
0.6

million (US$
0.1

million) (2020: RMB
Nil)
were capitalized as capitalized contract cost.

An impairment loss of RMB 7.2 million (US$ 1.1 million) (2020: RMB 3.9 million; 2019: RMB 4.0 million) was charged to the consolidated statement of profit or loss under “Cost of sales” for the Group’s plant and equipment within the Yuchai segment. The impairment loss was due to assets that were not in use.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

11.	Investment property

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Cost
At January 1	34,940	33,187	5,249
Translation difference	(1,753)	(1,377)	(218)

At December 31	33,187	31,810	5,031

Accumulated depr e ciation
At January 1	28,388	27,358	4,327
Charge for the year	376	355	56
Translation difference	(1,406)	(989)	(156)

At December 31	27,358	26,724	4,227

Net carrying amount	5,829	5,086	804

Fair value	11,954	11,308	1,789

Consolidated statements of profit or loss:
Rental income from an investment property	230	77	12
Direct operating expenses (including repairs, maintenance and depreciation expense) arising from the rental generating property	(180)	(82)	(13)

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
The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
2021	Market comparison and cost method	Comparable price: - RMB 165 to RMB 401 (US$ 26 to US$ 63) per square foot	The estimated fair value increases with higher comparable price

2020	Market comparison and cost method	Comparable price: - RMB 172 to RMB 418 (US$ 27 to US$ 65) per square foot	The estimated fair value increases with higher comparable price

China Yuchai International Limited
Notes to the Consolidated Financial Statements

12.	Intangible assets

	Goodwill	Technology Know-how	Development costs	Trademarks	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2020	218,311	136,822	562,587	169,811	1,087,531
Addition	—	—	530,836	—	530,836

At December 31, 2020 and January 1, 2021	218,311	136,822	1,093,423	169,811	1,618,367
Addition	—	—	313,571	—	313,571
Transfer	—	414,704	(414,704)	—	—

At December 31, 2021	218,311	551,526	992,290	169,811	1,931,938

Accumulated amortization and impairment
At January 1, 2020	5,675	127,712	—	—	133,387
Amortization	—	1,012	—	—	1,012

At December 31, 2020 and January 1, 2021	5,675	128,724	—	—	134,399
Amortization	—	38,957	—	—	38,957

At December 31, 2021	5,675	167,681	—	—	173,356

Net carrying amount
At December 31, 2020	212,636	8,098	1,093,423	169,811	1,483,968

At December 31, 2021	212,636	383,845	992,290	169,811	1,758,582

US$’000	33,633	60,714	156,953	26,860	278,160

Goodwill
Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired.
Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.
Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Yuchai	212,636	212,636	33,633

Yuchai unit
The Group performs its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a ten-year
period. The business of Yuchai is stable since the Group has control in 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax
discount rate applied to the cash flow projections was 12.54% (2020: 12.37%) and cash flows beyond the ten-year
period are extrapolated using a 5% growth rate (2020: 6%) that is the same as the long-term average growth rate for PRC. No impairment was identified for this unit.

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
Growth rate estimate – Growth rate is based on management’s estimate with reference to general available indication of long-term gross domestic product growth rate of China. The long-term rates used to extrapolate the budget for Yuchai are 5% and 6.0% for 2021 and 2020 respectively.
Sensitivity to changes in assumptions
The implications of the key assumptions for the recoverable amount are discussed below:
Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 15.21% (2020: 13.99%) would result in impairment.
Discount rate – A rise in
pre-tax
discount rate to 14.03% (2020: 13.58%) in the Yuchai unit would result in impairment.
Growth rate assumptions – Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. A reduction to 1.53% (2020: 3.60%) in the long-term growth rate in Yuchai unit would result in impairment.
With regard to the assessment of value in use of the Yuchai unit, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.
Technology
know-how
At December 31, 2020, The Group has an intangible asset representing technology development costs with carrying amount of RMB 8.1 million, which is the technology know-how that relates to production of 4Y20 engines. As of December 31, 2020, the accumulated impairment loss charged on this Technology Know-how was RMB 126.7 million.
In late 2018, the Group had commenced the production of 4Y20 engines. In 2019, 2020 and 2021, management believed that there was no indicator for further impairment, and also considered there was no significant changes to the market and economic environment which will have a favourable effect to the recoverable amount of the intangible asset. Management concluded that no reversal of impairment was necessary in 2019, 2020 and 2021.
In 2021, the development of certain engine platform relating to National VI engines were completed, and the related development costs amounting to RMB 414.7 million (US$ 65.6 million) were
 transferred from development costs to Technology Know-how, and amortization
were charged accordingly based on the Group’s policy.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

12.	Intangible assets (cont’d)

Development costs
During
2020
and 202
1
, the Group has capitalized development costs of RMB 530.8 million and RMB 313.6 million (US$ 49.6 million), respectively, for new engines that comply with National VI and Tier 4 emission standards. As of

December 31, 2021, the total capitalized development costs are RMB 992.3 million (US$ 157.0 million). These development costs relate to on-going
development efforts and, accordingly, have not yet been available for use, and therefore no amortization charges were recorded.
In 2020 and 2021, the Group performs an impairment test on the development costs that are not available for use. No impairment has been identified. The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth, past experience and management best estimation of future business
outlook. Both the 2020 and 2021, the Group used 8 years forecast and were based on the updated financial budgets approved by the senior management with no terminal value.
Key assumptions used in estimation of value in use were as follows:

•
Profit from operation – Profit from operation is based on management’s estimate with reference to historical revenue generated, growth rate and estimation of future business outlook.
In 2021, the Group used a 8 years business plan, the revenue growth rate is estimated at an average around 12% year-on-year from 2022 to 2025 due to the implementation of new emission standard and government encouragement of consumption of new energy products, decrease to 5% in 2026 and thereafter management assumed no revenue growth from 2026 to
2029.
In 2020, the business plan projected 8 years, the revenue growth rate is estimated at around 10%
year-on-year
from 2021 to 2023

and decrease to 5% in 2024 and 2025. Management assumed no revenue growth from 2026 to 2028 after reaching the commercial deployment of technology.

•
Discount rate – Discount rate reflects management’s estimate of the risks specific to the cash-generating unit and is estimated based on weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the cash-generating unit is obliged to service. This rate is weighted according to the optimal debt/equity structure arrived on the basis of the capitalization structure of the peer group. The Group has applied a pre-tax
discount rate of 12.54% (2020: 12.37%).

Sensitivity to changes in assumptions
The implications of the key assumptions for the recoverable amount are discussed below:
Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 13.86% (2020: 25.94%) would result in impairment.
Discount rate – A rise in
pre-tax
discount rate to 15.69% (2020: 20.05%) would result in impairment.
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
In 2020 and 2021, the Group performed an annual impairment review by taking Yuchai as a cash–generating unit. Using the same cash flow projection and assumptions for goodwill impairment test disclosed above, management concluded that no impairment charge is to be recognized in 2020 and 2021.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

13.	Inventories

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Raw materials	1,940,119	2,111,881	334,042
Work in progress	33,211	25,169	3,981
Finished goods	2,497,865	3,071,586	485,841

Total inventories at the lower of cost and net realizable value	4,471,195	5,208,636	823,864

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Inventories recognized as an expense in cost of sales	13,167,181	15,501,807	16,457,476	2,603,125
Inclusive of the following charge/(credit):
- Inventories written down	31,810	82,386	32,813	5,190
- Reversal of write-down of inventories	(14,788)	(54,408)	(41,823)	(6,615)
- Inventories written off	—	—	10,085	1,595

The reversal of write-down of inventory was made when the related inventories were sold above their carrying value.

14.	Other current assets

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Current
Development properties	16,906	16,167	2,557
Quoted equity securities (i)	6,258	606	96

	23,164	16,773	2,653

Note:

(i)
The quoted equity securities are listed on the Singapore Exchange. In 2021, the Group has disposed some of the quoted equity securities for consideration of RMB 6.5 million (US$ 1.0 million) (2020: RMB 1.4 million) and recognized a gain on disposal of RMB 5.4 million (US$ 0.9 million) (2020: RMB 0.9 million) in consolidated statement of profit or loss under “Other operating income”.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

15.	Trade and other receivables

	31.12.2020 RMB’000	31.12.2021 RMB’000	31.12.2021 US$’000
Trade receivables, gross	332,567	557,767	88,224
Less: Allowance for expected credit losses	(43,519)	(33,210)	(5,253)

Net trade receivables (Note 6.2)	289,048	524,557	82,971
Bills receivable (i)	7,793,343	6,437,100	1,018,174

Total (Note 34)	8,082,391	6,961,657	1,101,145

Amounts receivable:
- associates and joint ventures (trade)	1,266	243	38
- associates and joint ventures (non-trade)	11,119	11,959	1,892
- related parties (trade)	9,663	70,594	11,166
- related parties (non-trade)	2,992	459	73
Bills receivable in transit	12,620	22,360	3,537
Interest receivables	4,999	11,788	1,865
Staff advances	3,326	5,578	882
Others	36,951	24,085	3,810
Less: Impairment losses – other receivables (ii)	(6,741)	(6,231)	(986)

Other receivables carried at amortized cost (Note 34)	76,195	140,835	22,277
Tax recoverable	236,400	328,369	51,939
Prepayments	64,102	66,474	10,514
Right of return assets	—	40,761	6,447

Net other receivables	376,697	576,439	91,177

Total trade and other receivables	8,459,088	7,538,096	1,192,322

Note:

(i)
As of December 31, 2021, bills receivable includes bills received from joint ventures and
related parties amounted to RMB 0.7 million (US$

0.1 million) (2020: RMB
Nil) and RMB 523.5 million (US$

82.8 million) (2020: RMB
1,014.1 million) respectively.

As of December 31, 2020 and 2021, bills receivable amounted to RMB

13.4 million (US$

2.1 million) (2020: RMB Nil) was pledged to secure bank facilities.

(ii)
This comprised impairment loss on bills receivable in transit of RMB 6.0 million (US$

0.9 million) as of December 31, 2021 (2020:
RMB 6.5 million). This impairment loss was charged to the consolidated statement of profit or loss under “Selling, general and administrative expenses”.

Trade receivables are
non-interest
bearing and are generally on 60
-90
days’ term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.
Non-trade
balance from associates, joint ventures and other related parties are unsecured, interest-free, and repayable on demand.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

15.	Trade and other receivables (cont’d)

Movement in the allowance for expected credit losses of trade and other receivables is as follows:

	31.12.2020 RMB’000	31.12.2021 RMB’000	31.12.2021 US$’000
At January 1	62,854	50,260	7,950
C redit to consolidated statement of profit or loss (under “Selling, general and administrative expenses”)	(12,349)	(8,525)	(1,348)
Written off	(242)	(2,278)	(360)
Translation difference	(3)	(16)	(3)

At December 31	50,260	39,441	6,239

As of December 31, 2020 and 2021, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled RMB

2,225.1 million and RMB

79.1 million (US$

12.5 million) respectively. All bills receivable discounted have contractual maturities within 12 months at time of discounting.
As of December 31, 2020 and 2021, outstanding bills receivable endorsed to suppliers with recourse obligation were RMB 1,834.5 million and RMB

2,550.0 million (US$

403.3 million) respectively.
As of December 31, 2020 and 2021, trade receivables due from a major customer group, Dongfeng Automobile Co., Ltd. and its affiliates (the “Dongfeng companies”) were RMB

17.6 million and RMB

65.7 million (US$

10.4 million), respectively. See Note

31 for further discussion of customer concentration risk.
For terms and conditions relating to related parties, refer to Note 28.

16.	Cash and cash equivalents
Long-term bank deposits
Short-term bank deposits
Restricted cash

	31.12.2020 RMB’000	31.12.2021 RMB’000	31.12.2021 US$’000
Non-current
Long-term bank deposits (i)	140,000	110,000	17,399

Current
Cash and cash equivalents	5,877,647	4,788,219	757,366
Short-term bank deposits (ii)	258,756	357,335	56,521
Restricted cash	171,135	76,001	12,021

	6,307,538	5,221,555	825,908

Cash and bank balances	6,447,538	5,331,555	843,307

Note:

(i)
In 202
1
, YMMC has placed new three-year time deposits of RMB 20.0 million (US$ 3.2 million) (2020: RMB 90.0 million) at annual interest rate of 3.85% (2020:
range from 3.85% to 3.99%) with certain banks. These long-term deposits are not considered to be cash equivalents.

As at December 31, 2021, the three-year time deposits placed in 2019 has remaining maturity period of less than 12 months. Accordingly, this has been classified as short-term bank deposits in 2021.
(ii)
Short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2021 for the Group ranged from 0.30% to 1.65% (2020: 0.23% to 2.25%). These short-term bank deposits are not considered as cash equivalents.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

16.	Cash and cash equivalents

Long-term bank deposits

Short-term bank deposits

Restricted cash (cont’d)

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term and short-term bank deposits) as of December 31, 2021 for the Group ranged from 0.13% to 1.55% (2020: 0.10% to 1.55%).
As at December 31, 2021, there is fixed deposits of RMB 140.3 million (US$ 22.2 million) held with a related party (2020: RMB

130.8 million).
As of December 31, 2021, the Group’s restricted cash of RMB 76.0 million (US$ 12.0 million) (2020: RMB 171.1 million) was used as collateral by the banks for the issuance of bills to suppliers.
As of December 31, 2020 and 2021, the Group had RMB 491.9 million and RMB 474.2 million (US$

75.0 million) respectively, of undrawn borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2019, 2020 and 2021 were RMB 0.2 million, less than RMB 0.1 million and RMB Nil (US$ Nil) respectively.
For the purpose of the statement of cash flows, cash and cash equivalents comprise the following at December 31:

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Cash at banks and on hand	5,466,288	4,218,131	667,194
Short-term bank deposits (i)	411,359	570,088	90,172

Cash and cash equivalents	5,877,647	4,788,219	757,366

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
The Group also has certain leases of office space and staff accommodations with lease terms of 12 months or less. The Group has applied the “short-term leases” recognition exemptions for these leases
.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

17.	Leases (cont’d)

Group as a lessee (cont’d)

Set out below are the carrying amounts of
right-of-use
assets recognized and the movements during the year.

	Leasehold land RMB’000	Building and office space RMB’000	Office furniture, fittings and equipment RMB’000	Total RMB’000	Total US$’000
At January 1, 2020	353,807	61,556	21	415,384	65,702
Addition	2,058	13,198	—	15,256	2,413
Depreciation expenses	(14,102)	(29,182)	(14)	(43,298)	(6,848)
Disposal	(3,198)	—	—	(3,198)	(506)
Translation difference	—	(142)	(1)	(143)	(22)

At December 31, 2020 and January 1, 2021	338,565	45,430	6	384,001	60,739
Addition	1,355	22,558	58	23,971	3,792
Depreciation expenses	(13,655)	(27,790)	(13)	(41,458)	(6,558)
Disposal	(21,620)	—	—	(21,620)	(3,420)
Translation difference	—	(80)	—	(80)	(13)

At December 31, 2021	304,645	40,118	51	344,814	54,540

Set out below are the carrying amounts of lease liabilities and the movements during the year:

	2020	2021	2021
	RMB’000	RMB’000	US$’000
At January 1	60,007	39,778	6,291
Additions	15,256	23,971	3,792
Accretion of interest (Note 7.3)	2,198	1,819	288
Payments	(37,561)	(24,940)	(3,945)
Translation difference	(122)	(97)	(16)

At December 31	39,778	40,531	6,410

Current (Note 25)	22,755	27,125	4,290
Non-current (Note 25)	17,023	13,406	2,120

Total	39,778	40,531	6,410

The maturity analysis of lease liabilities is disclosed in Note 25.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

17.	Leases (cont’d)

Group as a lessee (cont’d)

The following are the amounts recognized in profit of loss:

	2020 RMB’000	2021 RMB’000	2021 US$’000
Depreciation charge for right-of-use assets	43,127	41,458	6,558
Interest expenses on lease liabilities (Note 7.3)	2,198	1,819	288
Expenses relating to short-term leases (included in selling, general and administrative expenses and research and development expenses)	14,313	27,686	4,379

Total amount recognized in profit or loss	59,638	70,963	11,225

In 2021, the Group had total cash outflows for leases of RMB 52.6 million (US$ 8.3 million) (2020: RMB 51.9 million). The Group also had non-cash
additions to
right-of-use
assets and lease liabilities of RMB 24.0 million (US$ 3.8 million) in 2021 (2020: RMB 15.3 million). The future cash outflows relating to leases that have not yet commenced are disclosed in Note 29.
Group as a lessor
The Group has entered into operating leases on some of its assets, including surplus offices
and
warehouses
. Theses leases have terms between 1 to 15 years. Rental income recognized by the Group during the year is RMB 15.2 million (US$ 2.4 million) (2020: RMB 13.3 million).
Future minimum rental receivables under
non-cancellable
operating leases as of 31 December are as follows:

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Within 1 year
- related parties	902	598	95
- joint venture	2,590	1,425	225
- third parties	5,058	5,573	882
After 1 year but within 5 years
- related parties	—	2,358	373
- joint venture	10,720	5,698	901
- third parties	13,305	7,240	1,145
More than 5 years
- joint venture	14,141	10,566	1,671
- third parties	4,392	4,272	676

	51,108	37,730	5,968

China Yuchai International Limited
Notes to the Consolidated Financial Statements

18.	Issued capital

		31.12.2020 thousands	31.12.2021 thousands
Issued capital
Authorized shares
Ordinary share of par value US$ 0.10 each		100,000	100,000

		Number of shares	RMB’000
Ordinary shares issued and fully paid
At January 1, 2020, December 31, 2020 and December 31, 2021		40,858,290	2,081,138

US$’000			329,179

	31.12.2020 RMB’000	31.12.2021 RMB’000	31.12.2021 US$’000
Special share issued and fully paid
One special share issued and fully paid at US$ 0.10 per share	*	*	*

*	Less than RMB 1 (US$ 1)
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

19.	Dividends declared and paid

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Declared and paid during the year
Dividends on ordinary shares:
Final dividend paid in 2021: US$ 1.70 per share (2020: US$ 0.85 per share)	245,871	448,712	70,974

Dividend paid in cash	245,871	448,712	70,974

China Yuchai International Limited
Notes to the Consolidated Financial Statements

20.	Reserves

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Statutory reserve
Statutory general reserve (i)
At January 1	278,601	281,459	44,519
Transfer from retained earnings	2,858	2,072	328

At December 31	281,459	283,531	44,847

General surplus reserve (ii)
At January 1 and December 31	25,706	25,706	4,066

Total	307,165	309,237	48,913

Capital reserves (iii)
At January 1 and December 31	30,704	30,704	4,857

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

(iii)	Capital reserves pertain to a capital transaction in 2015 .

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Other components of equity
Foreign currency translation reserve (i)	(89,925)	(118,176)	(18,692)
Performance shares reserve (ii)	19,758	19,758	3,125
Premium paid for acquisition of non-controlling interests	(11,472)	(11,472)	(1,814)
Fair value reserve of financial assets at FVOCI (iii)	(79,720)	(30,902)	(4,888)

Total	(161,359)	(140,792)	(22,269)

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
All options granted under the Equity Plan are subject to a vesting schedule as follows:

(1)	one year after the date of grant for up to 33% of the shares over which the options are exercisable;

(2)	two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and

(3)	three years after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.
In 2021, there was no expense arising from equity-settled share-based payment transactions. (2019: Nil; 2020: Nil).
Movements during the year
The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in share options during the year:

	Number of share options	WAEP		Number of share options	WAEP
	31.12.2020	31.12.2020		31.12.2021	31.12.2021
Outstanding at January 1	470,000	US$	21.11	470,000	US$	21.11
Cancelled during the year	—		—	(200,000)	US$	21.11

Outstanding at December 31	470,000	US$	21.11	270,000	US$	21.11

Exercisable at December 31	470,000	US$	21.11	270,000	US$	21.11

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

The exercise price for options outstanding as of December 31, 2021 was US$

21.11 dollar (2020: US$

21.11 dollar).
The weighted average remaining contractual life for the share options outstanding as of December 31, 2021 was 2.6 (2020: 3.6) years.
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

China Yuchai International Limited
Notes to the Consolidated Financial Statements

22.	Trade and other payables

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Current
Trade payables	3,406,398	3,884,812	614,472
Bills payables (i)	3,348,163	3,085,206	487,996
Other payables	533,705	423,787	67,032
Accrued expenses	233,053	167,575	26,506
Accrued staff costs	714,701	689,327	109,033
Refund liabilities	1,031,562	913,756	144,531
Dividend payable	49,468	29,304	4,635
Amount due to:
- associates and joint ventures (trade)	467,351	176,819	27,968
- associates and joint ventures (non-trade)	205	27	4
- related parties (trade)	238,622	214,980	34,004
- related parties (non-trade)	1,841	1,308	207

Financial liabilities carried at amortized cost (Note 31, Note 34)	10,025,069	9,586,901	1,516,388
Deferred grants (Note 27)	23,468	12,482	1,974
Advance from customers	320	316	50
Other tax payable	62,111	39,416	6,234

Total trade and other payables (current)	10,110,968	9,639,115	1,524,646

(i)
As of December 31, 2021, the bills payables include bills payable to joint ventures, associates and other related parties amounted to

RMB 28.4

million (US$ 4.5

million) (2020: RMB 105.6 million), RMB 5.4

million (US$ 0.9

million) (2020: RMB 12.9 million) and

RMB 237.6

million (US$ 37.6

million) (2020: RMB 249.0 million) respectively.

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Non-current
Other payables (i) (Note 31, Note 34)	191,563	188,725	29,851

(i)	This relates to accrual for bonus that is not expected to be settled within next 12 months.
Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 60 - 90 day terms.

•	Other payables (current) are non-interest bearing and have an average term of three months.

•	For terms and conditions relating to related parties, refer to Note 28.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

23.	Provision

	Provision for warranty	Provision for onerous contract	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
At January 1, 2020	215,715	2,316	218,031	34,487
Provision made	335,664	13,639	349,303	55,250
Provision utilized	(295,940)	—	(295,940)	(46,810)
Provision reversed	—	(2,316)	(2,316)	(366)

At December 31, 2020 and January 1, 2021	255,439	13,639	269,078	42,561
Provision made	292,157	4,829	296,986	46,975
Provision utilized	(299,397)	—	(299,397)	(47,357)
Provision reversed	—	(13,639)	(13,639)	(2,157)

At December 31, 2021	248,199	4,829	253,028	40,022

24.	Contract liabilities

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Unfulfilled service-type maintenance services	179,723	209,773	33,180
Advance from customer	755,739	432,659	68,435

Total	935,462	642,432	101,615

Current	868,193	573,259	90,674
Non-current	67,269	69,173	10,941

Total contract liabilities (Note 6.2)	935,462	642,432	101,615

25.	Lease liabilities

	Effective interest rate	Maturity	31.12.2020	31.12.2021	31.12.2021
	%		RMB’000	RMB’000	US$’000
Current (Note 17)	1.25% - 6.20%	2021	22,755	27,125	4,290

Non- current (Note 17)	1.25% - 6.20%	2022-2026	17,023	13,406	2,120

China Yuchai International Limited
Notes to the Consolidated Financial Statements

26.	Loans and borrowings

	Effective interest rate	Maturity	31.12.2020
	%		RMB’000
Current
Renminbi denominated loans	1.80 – 4.05	2021	1,730,000

Non-current
Renminbi denominated loans	3.30	2022	500,000

	Effective interest rate	Maturity	31.12.2021	31.12.2021
	%		RMB’000	US$’000
Current
Renminbi denominated loans	1.10 – 3.85	2022	2,103,000	332,637

Non-current
Renminbi denominated loans	3.45	2023	100,000	15,817

Note:

(i)	All loan balances as stated above do not have a callable feature.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

26.	Loans and borrowings (cont’d)

S$

30.0 million credit facility with DBS Bank Ltd (“DBS”)
On June 25, 2021, the Company entered into an uncommitted revolving credit facility agreement with DBS with an aggregate value of S
$
30.0
 million to refinance the
S$

30.0
 million facility that matured on June 1, 2021. Among other things, the terms of the facility required that (i) HLA retains ownership of the special share, at all-time
retains at
least 35% ownership of the Company and that the Company remain a consolidated subsidiary of HLA, (ii) the Company at all-time
retains at least 76.4% ownership in Yuchai and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also included certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not being less than US$ 400 million, and the ratio of the consolidated total debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 times. This arrangement was used to finance the Group general working capital requirements.
S$

30.0 million credit facility with MUFG Bank Ltd, Singapore Branch (formally known as Bank of Tokyo Mitsubishi UFJ, Ltd., Singapore Branch) (“MUFG”)
On June 10, 2020, the Company entered into an uncommitted and unsecured multi-currency revolving credit facility agreement with MUFG for an aggregate value of S$ 30.0 million to refinance the S$ 30.0 million facility that matured on March 17, 2020. The facility is available for three years from the date of the facility agreement and will be used to finance the Company’s general working capital requirements. Among other things, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) not being less than US$ 120 million at all times and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.
US$

30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“SMBC”)
On June 24, 2020, the Company entered into an uncommitted and unsecured multi-currency short-term revolving credit facility agreement with SMBC for an aggregate value of US$ 30.0 million to refinance the US$ 30.0 million facility that matured on March 18, 2020. The maximum tenor of each drawdown under the facility is 6 months and will be utilized by the Company to finance its general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not less than US$ 200 million and the ratio of the Company’s consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

27.	Deferred grants

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
At January 1	676,728	541,610	85,668
Received during the year	52,241	50,582	8,000
Grant receivable	129	—	—
Grant disbursed to partner of joint project	(48,632)	(16,270)	(2,573)
Released to consolidated statement of profit or loss	(138,856)	(151,782)	(24,008)

At December 31	541,610	424,140	67,087

Current (Note 22)	23,468	12,482	1,974
Non-current	518,142	411,658	65,113

	541,610	424,140	67,087

The government grant that have been received in PRC was to support and fund Yuchai’s production facilities, research and development activities for product innovations and developments
. As at December 31, 2021, RMB 247.9 million (US$

32.9 million) (2020: RMB 271.6 million) of the deferred grants are related to assets.
The grant receivable is related to the Job Support Scheme (the “JSS”) that was introduced in Singapore in response to COVID-19 coronavirus pandemic. The JSS is temporary scheme introduced to help the enterprises retain local employees during the period of economic uncertainty. Under the JSS, employers will receive cash grants in relation to the gross monthly wages of eligible employees. In 2020 and 2021, JSS grant income amounted to RMB
 1.1
million and RMB
0.3
million (less than US$

0.1 million) were credited to the consolidated statement of profit or loss under “Other income”.

28.	Related party disclosures
The ultimate parent
As of December 31, 2021, the controlling shareholder of the Company, HLA, indirectly owned 18,270,965, or 44.7% (2020: 18,270,965, or 44.7%), of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 23.3% (2020: 23.3%) of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 21.4% (2020: 21.4%) of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under
Bye-Laws
of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.
There were transactions other than dividends paid, between the Group and HLA of RMB 0.5 million (less than US$ 0.1 million) (2020: RMB 0.03 million; 2019: RMB 0.03 million) during the financial years ended December 31, 2019, 2020 and 2021 respectively. The transaction relates to consultancy fees charged by HLA.
Entity with significant influence over the Group
As of December 31, 2021, the Yulin City Government through Coomber Investment Ltd. owned 17.2% (2020: 17.2%) of the ordinary shares in the capital of the Company.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

28.	Related party disclosures (cont’d)

The following provides the significant transactions that have been entered into with related parties for the relevant financial year.

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Sales of engines and materials
- associates and joint ventures	912,877	1,256,268	393,440	62,232
- GY Group (including its subsidiaries and affiliates)	1,792,280	2,637,845	3,223,785	509,915
Purchase of material, supplies and engines
- associates and joint ventures	1,999,831	2,792,707	2,036,675	322,146
- GY Group (including its subsidiaries and affiliates)	1,895,239	1,245,030	1,307,137	206,754
Hospitality, restaurant, consultancy and other service income charged to
- a joint venture	3,984	3,918	2,152	340
- GY Group (including its subsidiaries and affiliates)	15,350	6,765	6,609	1,045
Service charge charged by
- joint ventures	—	—	5,023	795
Rental income
- joint ventures	3,206	4,565	4,415	698
- GY Group (including its subsidiaries and affiliates)	2,133	3,970	275	43
Property management service expenses
- GY Group (including its subsidiaries and affiliates)	22,595	24,968	21,978	3,476
Selling, general and administrative expenses
- a joint venture	—	7,287	2,530	400
- GY Group (including its subsidiaries and affiliates)	19,953	4,728	9,315	1,473
- HLA (including its affiliates)	6,788	6,687	7,188	1,137
Delivery, storage, distribution and handling expenses
- GY Group (including its subsidiaries and affiliates)	304,532	312,891	300,699	47,562
Payment for trademarks usage fee
- GY Group	169,811	—	—	—
Payment for lease liabilities
- GY Group (including its subsidiaries and affiliates)	33,594	18,086	17,215	2,723
Purchases of vehicles and machineries
- GY Group (including its subsidiaries and affiliates)	2,817	2,838	3,460	547

China Yuchai International Limited
Notes to the Consolidated Financial Statements

28.	Related party disclosures (cont’d)

Note:

(i)
The Group has adopted IFRS 16 on January 1, 2019. These leasing expenses have been recognized as right-of-use
assets and lease liabilities on the consolidated statement of financial position as of December 31, 2020 and 2021.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.
The transactions with related parties are made at terms agreed between the parties.
Compensation of key management personnel of the
Group

	31.12.2019	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	RMB’000	US$’000
Short-term employee benefits	41,606	43,178	25,289	4,000
Contribution to defined contribution plans	362	292	273	43

	41,968	43,470	25,562	4,043

The
non-executive
directors do not receive pension entitlements from the Group.

29.	Commitments and contingencies
Operating lease commitments - Group as lessee
The Group has various lease contracts that have not yet commenced as of December 31, 2021. The future lease payments for these non-cancellable
lease contracts are as follows:

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Within 1 year	321	2,769	438
After 1 year but within 5 years	1,628	2,178	345
After 5 years	71	—	—

	2,020	4,947	783

The Group has entered into certain lease contracts in which the lease of these assets will be commencing in 2022. The Group has disclosed these as operating lease commitments as at year end.
Capital commitments
As of December 31, 2020 and 2021, the Group had capital expenditure
 (mainly in respect of property, plant and equipment) contracted for but not paid and not recognized amounting to RMB 450.0 million and RMB 425.2 million (US$

67.3 million) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 5.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

29.	Commitments and contingencies (cont’d)

Investment commitments
As of December 31, 2020 and 2021, the Group has commitment of RMB 17.6 million and RMB Nil (US$ Nil) relating to the Group’s interest in joint venture, respectively.
Letter of credits
As of December 31, 2020 and 2021, Yuchai had issued irrevocable letter of credits of RMB 54.4 million and RMB 31.7 million (US$ 5.0 million), respectively.
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
For management purposes, the Group is organized into business units based on their products and services, and has two reportable operating segments as follows:

•	Yuchai primarily conducts manufacturing and sale of diesel engines which are mainly distributed in the PRC market.

•	HLGE is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia. HLGE is listed on the Main Board of the Singapore Exchange.
Management monitors the operating results of its business un
i
ts separately for the purpose of making decisions about resource allocation and performance assessment.

Year ended December 31, 2019	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Revenue
Total external revenue (Note 6.1)	17,980,304	35,781	—	—		18,016,085

Results
Interest income	158,855	5,167	13,239	—		177,261
Interest expense	(126,379)	(51)	(421)	—		(126,851)
Impairment of property, plant and equipment	(3,950)	—	—	—		(3,950)
Staff severance cost	(15,454)	—	—	—		(15,454)
Depreciation and amortization	(458,665)	(5,551)	(993)	—		(465,209)
Share of profit of associates and joint venture	18,137	897	—	—		19,034
Income tax expense	(141,330)	(527)	(41)	(30,721	) (1)	(172,619)

Segment profit after tax	884,562	4,457	1,939	(30,258	) (1)	860,700

Total assets	22,817,479	416,397	2,120,767	(1,500,452)		23,854,191

Total liabilities	(12,127,021)	(15,575)	(31,278)	(106,932	) (2)	(12,280,806)

Other disclosures
Investment in joint ventures	271,274	2,717	—	—		273,991
Capital expenditure	917,192	1,033	55	—		918,280

China Yuchai International Limited
Notes to the Consolidated Financial Statements

30.	Segment information (cont’d)

Year ended December 31, 2020	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Revenue
Total external revenue (Note 6.1)	20,557,660	23,510	—	—		20,581,170

Results
Interest income	158,569	3,538	4,863	—		166,970
Interest expense	(147,161)	(35)	(97)	—		(147,293)
Impairment of property, plant and equipment	(3,920)	—	—	—		(3,920)
Staff severance cost	(19,712)	—	—	—		(19,712)
Depreciation and amortization	(488,536)	(5,181)	(890)	—		(494,607)
Share of profit of associates and joint venture	(59,476)	506	—	—		(58,970)
Income tax expense	(156,007)	(200)	(69)	(36,262	) (1)	(192,538)

Segment profit after tax	829,042	1,052	(17,127)	(33,641	) (1)	779,326

Total assets	25,330,625	392,096	2,075,262	(1,507,025)		26,290,958

Total liabilities	(14,328,688)	(10,346)	(15,797)	(103,417	) (2)	(14,458,248)

Other disclosures
Investment in joint ventures	223,918	3,202	—	—		227,120
Capital expenditure	550,424	4,409	14	—		554,847

F-
79

China Yuchai International Limited
Notes to the Consolidated Financial Statements

30.	Segment information (cont’d)

Year ended December 31, 2021	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	US$’000
Revenue
Total external revenue (Note 6.1)	21,254,134	11,796	—	—		21,265,930	3,363,691

Results
Interest income	129,520	1,363	1,200	—		132,083	20,892
Interest expense	(111,747)	(19)	(26)	—		(111,792)	(17,683)
Impairment of property, plant and equipment	(7,227)	—	—	—		(7,227)	(1,143)
Staff severance cost	(11,771)	—	—	—		(11,771)	(1,862)
Depreciation and amortization	(567,465)	(5,221)	(910)	—		(573,596)	(90,728)
Share of profit of associates and joint venture	(96,658)	763	—	—		(95,895)	(15,168)
Income tax expense	(29,043)	(245)	—	(14,528	) (1)	(43,816)	(6,930)
Segment profit after tax	443,499	(6,728)	(20,321)	(8,556	) (1)	407,894	64,517
Total assets	24,092,883	368,415	2,146,060	(1,506,672)		25,100,686	3,970,244
Total liabilities	(13,402,330)	(10,322)	(13,550)	(59,140	) (2)	(13,485,342)	(2,133,012)

Other disclosures
Investment in joint ventures	147,106	3,989	—	—		151,095	23,899
Capital expenditure	474,562	4,310	19	—		478,891	75,748

Note:

(1)	This relates mainly to the deferred tax expense relating to withholding tax on dividends from Yuchai.
(2)	This relates mainly to the deferred tax liabilities relating to cumulative withholding tax on dividends that are expected to be declared from income earned after December 31, 2007 by Yuchai.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

30.	Segment information (cont’d)

Geographic information
The geographic information for revenue from external customers is disclosed in Note 6.1.
Revenue from one customer group amounted to RMB 5,328.0 million (US$ 842.7 million) (2020: RMB 6,018.2 million; 2019: RMB 5,205.5 million), arising from sales by Yuchai segment.
Non-current
assets

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
People’s Republic of China	6,268,004	6,370,404	1,007,624
Other countries	94,067	89,549	14,164

	6,362,071	6,459,953	1,021,788

Non-current
assets for this purpose consist of property, plant and equipment, right-of-use
assets, investment in joint ventures and associates, investment property, intangible assets and goodwill.

31.	Financial risk management objectives and policies
The Group’s principal financial liabilities comprise loans and borrowings, trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has trade and other receivables, and cash and bank deposits that derive directly from its operations. The Group also holds quoted equity securities.
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
The sensitivity analyses in the following sections relate to the position as of December 31, 2020 and 2021.
The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2021.
The analyses exclude the impact of movements in market variables on provisions and on the non-financial
assets and liabilities of foreign operations.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Financial risk management objectives and policies (cont’d)

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s interest-bearing bank deposits and loans and borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Group are disclosed in Note 26. As certain interest rates are based on interbank offer rates, the Group is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Group, any variation in the interest rates may have a material impact on the results of the Group.
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
If interest rate had been
50 (2020: 50)
basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2021 of the Group would increase/decrease by
RMB 15.4 million (US$ 2.4 million) (2020: increase/decrease by RMB 20.9 million).
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

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2020
	Singapore Dollar	Euro	US Dollar	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Quoted equity securities	6,258	—	—	—	—
Trade and other receivables	620	8,624	913	305	372
Cash and bank balances	181,575	3,829	45,203	—	15,086
Financial liabilities	(1,462)	—	—	—	—
Trade and other payables	(6,184)	(9,356)	(10,858)	(2,464)	—

Net assets/(liabilities)	180,807	3,097	35,258	(2,159)	15,458

	31.12.2021
	Singapore Dollar	Euro	US Dollar	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Quoted equity securities	606	—	—	—
Trade and other receivables	676	8,806	297	—
Cash and bank balances	164,544	2,535	4,345	14,342
Financial liabilities	(1,428)	—	—	—
Trade and other payables	(4,551)	(8,997)	(3,651)	(510)

Net assets/(liabilities)	159,847	2,344	991	13,832

US$’000	25,283	371	157	2,188

Foreign currency risk sensitivity
A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Singapore Dollar	18,081	15,985	2,528
Euro	310	234	37
US Dollar	3,526	99	16
Renminbi	(216)	—	—

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Financial risk management objectives and policies (cont’d)

Equity price risk
The Group has investment in Thakral Corporation Ltd “TCL” which is quoted equity securities.
Equity price risk sensitivity
A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit before tax by the following amount:

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Statement of profit or loss	626	61	10

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

Credit risk (cont’d)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Trade receivables
			Days past due
As of December 31, 2020	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	13.1%	—	4.2%	4.9%	7.8%	72.8%
Estimated total gross carrying amount at default	332,567	126,706	91,233	29,675	36,413	48,540
Expected credit loss	43,519	—	3,860	1,451	2,852	35,356

		Trade receivables
			Days past due
As of December 31, 2021	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	6.0%	—	0.6%	5.9%	13.2%	56.6%
Estimated total gross carrying amount at default	557,767	279,402	154,494	37,756	43,084	43,031
Expected credit loss	33,210	—	916	2,234	5,707	24,355

At December 31, 2021, the Group had top 20 customers (2020: top 20 customers) that owed the Group more than RMB 398.5 million (US$ 63.0 million) (2020: RMB 125.5 million) and accounted for approximately 63.4% (2020: 37.7%) of trade receivables (excluding bills receivables) respectively. These customers are located in the PRC. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 15. The Group’s share of bills receivables of a joint venture which was used as collateral as security is disclosed in Note 5.
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
The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	1 year or less	2 to 5 years	More than 5 years	Total
As of December 31, 2020	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Trade and bills receivables	8,082,391	—	—	8,082,391
Other receivables, excluding tax recoverable	76,195	—	—	76,195
Cash and bank balances	6,307,538	140,000	—	6,447,538
Quoted equity securities	6,258	—	—	6,258

	14,472,382	140,000	—	14,612,382

Financial liabilities
Loans and borrowings	1,753,142	524,275	—	2,277,417
Trade and other payables (Note 22)	10,025,069	191,563	—	10,216,632
Lease liabilities	24,313	22,761	325	47,399

	11,802,524	738,599	325	12,541,448

	1 year or less	2 to 5 years	Total	Total
As of December 31, 2021	RMB’000	RMB’000	RMB’000	US$’000
Financial assets
Trade and bills receivables	6,961,657	—	6,961,657	1,101,145
Other receivables, excluding tax recoverable	140,835	—	140,835	22,277
Cash and bank balances	5,221,555	110,000	5,331,555	843,307
Quoted equity securities	606	—	606	96

	12,324,653	110,000	12,434,653	1,966,825

Financial liabilities
Loans and borrowings	2,130,356	101,524	2,231,880	353,023
Trade and other payables (Note 22)	9,586,901	188,725	9,775,626	1,546,238
Lease liabilities	28,121	13,650	41,771	6,607

	11,745,378	303,899	12,049,277	1,905,868

China Yuchai International Limited
Notes to the Consolidated Financial Statements

32.	Capital management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance except where decisions are made to exit businesses or close companies.
The capital structure of the Group consists of debts (which includes the borrowings, lease liabilities and trade and other payables, less cash and bank balances) and equity attributable to equity holders of the company (comprising issued capital and reserves).

	31.12.2020	31.12.2021	31.12.2021
	RMB’000	RMB’000	US$’000
Loans and borrowings (current and non-current) (Note 26 )	2,230,000	2,203,000	348,454
Lease liabilities (current and non-current) (Note 25)	39,778	40,531	6,410
Trade and other payables (current and non-current) (Note 22)	10,302,531	9,827,840	1,554,497
Less: Cash and bank balances (Note 16)	(6,447,538)	(5,331,555)	(843,307)

Net debts	6,124,771	6,739,816	1,066,054
Equity attributable to equity holders of the company	9,014,624	8,859,152	1,401,277

Total capital and net debts	15,139,395	15,598,968	2,467,331

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.
No changes were made in the objectives, policies or processes during the years ended December 31, 2020 and 2021.
As disclosed in Note 20, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable
statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2020 and 2021.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

33.	Fair value measurement
Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2020:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs
		Total	(Level 1)	(Level 2)
		RMB’000	RMB’000	RMB’000
Assets measured at fair value
Quoted equity securities:
Quoted equity shares – TCL (Note 14)	December 31, 2020	6,258	6,258	—
Debt instruments (ii):
Bills receivab le	December 31, 2020	7,793,343	—	7,793,343

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2021:

		Fair value measurement using
	Date of valuation			Quoted prices in active markets	Significant observable inputs
		Total	Total	(Level 1)	(Level 2)
		US$’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Quoted equity securities:
Quoted equity shares – TCL (Note 14)	December 31, 202 1	96	606	606	—
Debt financial assets (ii) :
Bills receivable	December 31, 202 1	528,110	3,338,816	—	3,338,816

Note:

(i)
Forward currency contracts are valued using a valuation technique with market observable inputs. The most frequently applied valuation techniques include forward pricing, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates.

(ii)
The fair values of the Group’s debt financial assets at fair value through OCI were measured using the discounted cash flows model. The model incorporates market observable input including the interest rate of similar instruments.

There have been no transfers between Level 1 and Level 2 during 2021 and 2020.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

34.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2020

Financial assets
Quoted equity securities	14	6,258	—	—	—	6,258
Trade and bills receivable	15	—	289,048	7,793,343	—	8,082,391
Other receivables	15	—	76,195	—	—	76,195
Cash and bank balances	16	—	6,447,538	—	—	6,447,538

		6,258	6,812,781	7,793,343	—	14,612,382

Financial liabilities
Trade and other payables	22	—	—	—	10,216,632	10,216,632
Lease liabilities	25	—	—	—	39,778	39,778
Loans and borrowings	26	—	—	—	2,230,000	2,230,000

		—	—	—	12,486,410	12,486,410

	Note	Financial assets at fair value through profit or loss	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2021

Financial assets
Quoted equity securities	14	606	—	—	—	606	96
Trade and bills receivable	15	—	3,622,841	3,338,816	—	6,961,657	1,101,145
Other receivables	15	—	140,835	—	—	140,835	22,277
Cash and bank balances	16	—	5,331,555	—	—	5,331,555	843,307

		606	9,095,231	3,338,816	—	12,434,653	1,966,825

Financial liabilities
Trade and other payables	22	—	—	—	9,775,626	9,775,626	1,546,239
Lease liabilities	25	—	—	—	40,531	40,531	6,410
Loans and borrowings	26	—	—	—	2,203,000	2,203,000	348,454

		—	—	—	12,019,157	12,019,157	1,901,103

China Yuchai International Limited
Notes to the Consolidated Financial Statements

34.	Financial assets and financial liabilities (cont’d)

Quoted equity securities relates to the Group’s investment in TCL, which is a company listed on the Main Board of the Singapore Exchange and is involved in investment in real estate and marketing and distributing brands in beauty, wellness and lifestyle categories. Fair values of the quoted equity shares are determined by reference to published price quotations in an active market.
Financial assets/liabilities through profit or loss reflect the positive/negative change in fair value of the foreign exchange forward contract that is not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk.
Changes in liabilities arising from financing activities

	January 1, 2020	Cash flows	Addition	Accretion of interest	Foreign exchange movement	Translation reserve	Others	December 31, 2020
	RMB’000	RMB’000	RMB’ 000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2020

Loans and borrowings
- current	2,055,046	(326,280)	—	—	1,228	6	—	1,730,000
- non-current	—	500,000	—	—	—	—	—	500,000
Lease liabilities
- current	28,633	(37,561)	4,039	2,198	—	409	25,037	22,755
- non-current	31,374	—	11,217	—	—	(531)	(25,037)	17,023

Total liabilities from financing activities	2,115,053	136,159	15,256	2,198	1,228	(116)	—	2,269,778

	January 1, 2021	Cash flows	Addition	Accretion of interest	Translation reserve	Others	December 31, 2021	December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2021

Loans and borrowings
- current	1,730,000	(127,000)	—	—	—	500,000	2,103,000	332,637
- non-current	500,000	100,000	—	—	—	(500,000)	100,000	15,817
Lease liabilities
- current	22,755	(24,940)	1,270	1,819	(54)	26,275	27,125	4,290
- non-current	17,023	—	22,701	—	(43)	(26,275)	13,406	2,120

Total liabilities from financing activities	2,269,778	(51,940)	23,971	1,819	(97)	—	2,243,531	354,864

The ‘Others’ column includes the effect of reclassification of non-current
portion of loans and borrowings, including obligations under finance leases and lease liabilities due to the passage of time.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

35.	Subsequent event
Incorporation of Beijing Yuchai Xingshunda New Energy Technology Co., Ltd.
On March 15, 2022, the Group announced that a 65-35 partnership company, Beijing Yuchai Xingshunda New Energy Technology Co., Ltd. was incorporated with registered capital of RMB 10.0 million (US$

1.6 million). This was further to the Company’s announcement made on October 20, 2021 that the Group had entered into a cooperation agreement with Beijing Xing Shun Da Bus Co., Ltd., to combine the resources of both partners to accelerate the development, manufacturing and sale of fuel cell powertrain systems as well as core fuel cell power system components for the Beijing, Tianjin and Hebei markets.