Form 20-F
period 2022-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2023-04-26
CIK 932695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
, 2022
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
As of December 31, 2022, 40,858,290 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

Certain Definitions and Supplemental Information

All references to “China” and “PRC” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar” or “US$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 6.9519 = US$1.00, the rate quoted by the People’s Bank of China, or the PBOC, on February 28, 2023, and (ii) from Singapore dollar to US dollar at the rate of S$1.3469 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2023. No representation is made that the Renminbi amounts or Singapore dollar amounts amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

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

As of December 31, 2022, 40,858,290 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 40,858,290. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 40,858,290 for 2022. As of February 28, 2023, 40,858,290 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

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

The financial and operational data included in this Annual Report reflect Yuchai’s current classification system for light-, medium- and heavy-duty engines. Under this classification system, light-duty engines have engine capacity of 3.8 liters or less; medium-duty engines have engine capacity of between 3.8 liters and 7.0 liters; and heavy-duty engines have engine capacity of more than 7.0 liters.

Cautionary Statements with Respect to Forward-Looking Statements

This Annual Report may contain forward-looking statements that reflect our current expectations, beliefs, assumption and views of future events which we believe may affect our financial condition, results of operations, business and prospects. The forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that may be deemed forward-looking statements.

The words such as “believe” “expect”, “anticipate”, “project”, “target”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions in this Annual Report are intended to identify forward-looking statements. We wish to caution readers that the forward-looking statements contained in this Annual Report, which include all statements that, at the time made, address future results of operations, are based upon our interpretation of factors affecting our business and operations. These forward-looking statements include statements relating to:

•	our goal and strategies;

•	our future business development, financial conditions, and results of operations;

•

the expected growth of the diesel and natural gas engine industry as well as the electric and new energy vehicles (“NEV”) industry including hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners, and other stakeholders;

•	competition in our industry and from the growing NEV market;

•	relevant government policies and regulations relating to our industry;

•	general political, economic and social conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

Known or unknown risks, uncertainties and other factors, including those discussed in “Item 3. Key Information — B. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed in, or implied by, the forward-looking statements contained in this Annual Report. Accordingly, we can give no assurances that any of the events anticipated by these forward-looking statements will transpire or occur or, if any of the foregoing factors or other risks and uncertainties described elsewhere in this Annual Report were to occur, what impact they will have on these forward-looking statements, including the results of our operations or financial condition. In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. We expressly disclaim any obligation to publicly revise any forward-looking statements contained in this Annual Report to reflect the occurrence of events after the date of this Annual Report.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those described in Item 3.B. of this Annual Report. If any of those risks are realized, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary list of the key risks to our business:

Risks Related to Our Business and Industry

•

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.

•

The diesel engine business in China is dependent in large part on relevant government policies. As a result, our financial condition, results of operations, business and prospects could be adversely affected by changes in government policies in China.

•

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

•	We depend on and expect to continue to depend on our largest customers for a significant percentage of our sales.

•	We are dependent on our suppliers, some of whom are our single source suppliers for the components they supply.

•	Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.

•

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

•	We are or may be subject to risks associated with strategic alliances, including joint ventures.

•	Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.

•	We are subject to risks associated with being subject to US trade controls laws and regulations.

Risks related to Corporate Structure

•	Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.

•	Our controlling shareholder’s interests may differ from those of our other shareholders.

•	We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders.

•	We have in the past experienced and may in the future experience disagreements and difficulties with the shareholders in Yuchai.

General Risk Factors

•	International trade policy dynamics may adversely affect our business.

•	Changes in political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations.

•	Changes in tax laws or tax rulings could negatively impact our income tax provision and net income.

•	Questions on the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•

We may not freely convert Renminbi into foreign currency, which could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.

•

Securities offerings that we may conduct in the future may be subject to the approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, and we cannot assure you that we will be able to obtain such approval or complete such filing.

•	United States regulators may be limited in their ability to conduct investigations or inspections of our operations in China.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected consolidated statement of financial position data as of December 31, 2020, 2021 and 2022, and the selected consolidated statement of profit or loss data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2020, 2021 and 2022 are derived from our audited consolidated financial statements included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2020, 2021, and 2022 have been prepared in conformity with IFRS.

The selected financial information as of and for the years ended December 31, 2020, 2021 and 2022 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

	For Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$ (1)
	(in thousands, except per share data)
Selected Consolidated Statement of Profit or Loss Data:
Revenue	20,581,170	21,265,930	16,030,636	2,305,936
Gross profit	3,189,571	2,952,113	2,630,650	378,407
Research and development expenses	(626,478)	(848,812)	(836,438)	(120,318)
Other operating income, net	378,947	316,189	336,756	48,441
Operating profit	1,182,004	663,533	519,291	74,697
Share of loss of associates and joint ventures, net of tax	(58,970)	(95,895)	(29,093)	(4,185)
Profit before tax	971,864	451,710	394,726	56,779
Income tax expense	(192,538)	(43,816)	(59,065)	(8,496)
Profit for the year	779,326	407,894	335,661	48,283
Attributable to:
Equity holders of the Company	548,903	272,673	218,581	31,442
Non-controlling interests	230,423	135,221	117,080	16,841
Basic and diluted earnings per share attributable to equity holders of the Company (RMB/US$ per share)	13.43	6.67	5.35	0.77
Profit for the year per share (RMB/US$ per share)	19.07	9.98	8.22	1.18
Weighted average number of shares	40,858	40,858	40,858	40,858

	For Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$ (1)
	(in thousands, except per share data)
Selected Consolidated Statement of Financial Position Data:
Working capital (2)	6,209,190	5,348,224	5,873,135	844,825
Property, plant and equipment	4,258,760	4,197,909	3,995,744	574,770
Trade and other receivables	8,459,088	7,342,719	7,311,347	1,051,705
Total assets	26,290,958	24,905,309	24,137,556	3,472,080
Trade and other payables (3)	10,302,531	9,632,463	8,328,774	1,198,057
Short-term and long-term loans and borrowings	2,230,000	2,203,000	2,341,432	336,805
Non-controlling interests	2,818,086	2,756,192	2,826,118	406,525
Issued capital	2,081,138	2,081,138	2,081,138	299,362
Equity attributable to equity holders of the Company	9,014,624	8,859,152	9,008,946	1,295,896

	For Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$ (1)
	(in thousands)
Selected Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	1,415,368	504,556	(119,419)	(17,179)
Net cash used in investing activities	(785,753)	(738,848)	(133,048)	(19,138)
Net cash used in financing activities	(461,832)	(838,563)	(140,365)	(20,190)
Net increase/(decrease) in cash and cash equivalents	167,783	(1,072,855)	(392,832)	(56,507)
Cash and cash equivalents at January 1	5,753,268	5,877,647	4,788,219	688,764
Effect of exchange rate changes on balances in foreign currencies	(43,404)	(16,573)	56,102	8,070
Cash and cash equivalents at December 31	5,877,647	4,788,219	4,451,489	640,327

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 6.9519 = US$1.00, the rate quoted by the PBOC at the close of business on February 28, 2023. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 28, 2023 or any other date. The rate quoted by the PBOC at the close of business on December 31, 2022 was RMB 6.9646 = US$1.00.

(2)	Current assets less current liabilities.
(3)	Inclusive of non-current other payables.

Dividends

Our principal source of cash flow has historically been our share of the dividends, if any, paid to us by Yuchai, as described under “Item 5. Operating and Financial Review and Prospects — C. Liquidity and Capital Resources.”

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

Any determination by the Company to declare a dividend will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders for the fiscal year/ in the fiscal year (per share)	Dividend paid by Yuchai to the Company (1) for the fiscal year / in the fiscal year (in thousands)
2018	US$2.21(2)	RMB 307,207(3)
2019	US$0.85(4)	RMB 307,207(5)
2020	US$0.85(6)	RMB 614,414(7)
2021	US$1.70(8)	RMB 151,796(9)
2022	US$0.40(10)	RMB 115,654(11)

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

(3)	The dividend declared by Yuchai for fiscal year 2018 was paid to us on June 11, 2019 and June 12, 2019. For the dividend paid for the fiscal year 2018, RMB 307.2 million was paid in Renminbi.
(4)	On June 24, 2019, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for fiscal year 2018. The dividend was paid in cash to our shareholders on July 19, 2019.
(5)	The dividend declared by Yuchai for fiscal year 2019 was paid to us on June 12, 2020 and June 15, 2020. For the dividend paid for the fiscal year 2019, RMB 307.2 million was paid in Renminbi.
(6)	On April 3, 2020, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for fiscal year 2019. The dividend was paid in cash to our shareholders on July 31, 2020.
(7)	The dividend declared by Yuchai for fiscal year 2020 was paid to us between June 1, 2021 and June 4, 2021. For the dividend paid for the fiscal year 2020, the total amount paid to us was in Renminbi.
(8)	On June 10, 2021, we announced a dividend of US$1.70 per ordinary share amounting to a total of US$69.5 million for fiscal year 2020. The dividend was paid in cash to our shareholders on July 8, 2021.
(9)	The dividend declared by Yuchai for fiscal year 2021 was paid and received by us in July 2022. For the dividend paid for the fiscal year 2021, the total amount paid to us was in Renminbi.
(10)

On June 23, 2022, we announced a dividend of US$0.40 per ordinary share amounting to a total of US$16.3 million for fiscal year 2021. The dividend was paid in cash to our shareholders on July 15, 2022.

(11)

The dividend declared by Yuchai for fiscal year 2022 has been approved for payment by Yuchai’s Board of Directors on March 14, 2023. It will be paid to us within one month after Yuchai’s audited financial statements for fiscal year 2022 are approved by Yuchai’s shareholders.

B.	Risk Factors

Risks Related to Our Business and Industry

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

Political and social unrest and instability in the geopolitical environment, such as past unrest in Southeast Asia and the Middle East, the Russia-Ukraine conflict or geopolitical tensions in the Asia Pacific region, threaten to disrupt economic recovery and growth in Asia.

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

Our business is dependent on the state of the commercial vehicle market in China. According to CAAM, the sales of commercial vehicles have experienced fluctuations over the years primarily as a result of government incentives and subsidies introduced from time to time as well as the replacement cycle of commercial vehicles. In recent years, the diesel engine market was affected by factors such as China’s anti-overloading policy, diminishing use of the trans-cities highway transportation system in favor of rail transport, restrictions on combustion engine-driven heavy-duty vehicles entering the inner city area in most of the tier 1 cities in China, the implementation of National VI emission standards for on-road vehicles and Tier-4 emission standards for off-road machinery. Incentives introduced in China to encourage purchases of NEVs in past years have driven growth in the sale of NEVs and adversely affected the sales of combustion engines in China, including our commercial vehicle engine sales. The Chinese government’s subsidies on NEV were phased out at the end of 2022, and it may adversely affect the overall growth rate of new energy commercial vehicle sales in 2023 compared to previous years.

In recent years, the government policies in China have encouraged energy conservation and carbon reduction. Following China’s announcement in September 2020 that China intends to hit peak carbon emissions by 2030 and carbon neutrality by 2060, we have seen the development of policies relating to this topic across different sectors issued by ministerial or other levels of the government in China. According to China’s 14th Five Year Plan covering 2021 to 2025 adopted in March 2021, China seeks to reduce energy consumption (in terms of GDP per unit of energy) by 13.5% and carbon emissions by 18% by 2025, and also commits the government in broad terms to formulate an action plan for peaking carbon dioxide emissions before 2030 and to anchor efforts to achieve carbon neutrality by 2060. China also seeks to boost the share of non-fossil sources in its energy mix to around 20% by 2025. In October 2021, China released the working guidance for carbon dioxide peaking and carbon neutrality implementation and its action plan for carbon dioxide peaking before 2030. Such policy changes may de-emphasize the use of diesel engines and encourage increased use of cleaner energy alternatives, and any such changes will adversely affect our financial condition, results of operations, business or prospects. The government incentive schemes have, directly or indirectly, contributed to our overall engine sales in the past. However, since government incentive schemes may be changed from time to time, there can be no assurance that sales of our engines will continue to grow at the same compound annual growth rate as in the past or at all.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ended December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective for the financial years ended December 31, 2012 to 2022. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting for the financial years ended December 31, 2012 to 2022.

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

In 2022, our sales to our top five customers accounted for 36.9% of our total revenue. Our top customer is one of the leading automobile manufacturer groups in China. This group includes one of the largest automobile companies in China and other affiliated or controlled diesel truck manufacturers. In 2022, sales to our top customer as a group accounted for 15.3% of our total revenue, including 6.2% to one entity within the group. Although we consider our relationship with our top customers to be good, the loss of one or more of our top customers, whether singly or combined together, would have a material adverse effect on our financial condition, results of operations, business or prospects.

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

We are dependent on our suppliers, some of whom are our single source suppliers for the components they supply.

Each of our engine models use parts that we purchase from external suppliers, and some of our suppliers represent the single source for the relevant components. Our reliance on single-source suppliers presents risks related to, among other things, disruptions in the supplier’s business, which may in turn lead to shortages or delivery delays for our component parts, and component failures. For example, the global shortage of semiconductor chips in 2021 led to delivery delays and the unavailability of components that negatively impacted our production schedules and volumes. We generally do not enter into long-term agreement with our single-source suppliers. We may not choose to or be able to enter into arrangements with alternative suppliers for these components in order to manage or mitigate these risks. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis or at all. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

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

We believe that there has been excess capacity in the diesel engine industry in the past, from time to time resulting from fluctuations in market demand. For example, market demand fluctuated between 2010 and 2017 as a result of, among other things, stimulus measures in China to counter the effects of the 2008 global financial crisis, investment in capacity expansion by our competitors, the phasing out of incentives in China for car purchases, the introduction of policies to restrict automotive growth in Beijing and other major cities, pre-buying of commercial vehicles prior to the implementation of new emission standards in China and incentives to encourage purchases of electric-powered vehicles. Any excess capacity or decrease in demand in the diesel engine industry in the future could lead to a decrease in prices in the diesel engine market and as we and our competitors compete through lower prices, this could adversely impact our revenues, margins and overall profitability. Furthermore, if restrictions and tariffs on the import of motor vehicles and motor vehicle parts into China are reduced, competition could increase significantly. An increase in competition as a result of these various factors operating singly or together may adversely affect our financial condition, results of operations, business or prospects as a result of lower gross margins, higher fixed costs or decreasing market share.

Our long-term business prospects will depend largely upon our ability to develop and introduce new or improved products in response to market demands at competitive prices. Our competitors in the diesel engine markets may be able to introduce new or improved engine models that are more favorably received by customers. Competition in the end-user markets may also lead to technological improvements and advances that render our current products obsolete at an earlier than expected date, in which case we may have to depreciate or impair our production equipment more rapidly than planned. Failure to introduce or delays in the introduction of new or improved products at competitive prices could have a material adverse effect on our financial condition, results of operations, business or prospects.

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

These policies in China have set specific industrialization goals for NEVs and plug-in hybrid vehicles, in terms of annual and cumulative production and sales. In addition, a series of supporting subsidies and preferential policies have been implemented to support the NEVs industry in a holistic manner. To shift commercial vehicle market from being “policy-driven” to “market-driven”, China completely phased out purchase subsidies for electric vehicles, or EVs, at the end of 2022. Despite the phase out of subsidies, certain incentives remain. For example, EV buyers are entitled to a 10% purchase tax exemption until the end of 2023. These subsidies and favorable government policies have resulted in increased sales of NEVs, including EVs in China. According to the CAAM, among 26.9 million vehicles were sold in 2022, and 6.9 million units were EVs. Sales of EV almost doubled, surging by 93.6% year over year, driven by the low-cost electricity and favorable government policies in China, with increases in sales volume in both passenger and commercial vehicle engine markets.

China will continue to support the consumption of NEVs, according to a government work report delivered in March 2022. If the market for electric-powered vehicles continues to develop or develops more quickly than we expect, the additional competition resulting from the growing NEV development could reduce demand for our diesel engines, which could adversely affect our business, financial condition, results of operations and prospects. For information on Yuchai’s new energy products, see “Item 4. Information on the Company – B. Business Overview – Products and Product Development – New Energy Products.”

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

The technological requirements to comply with National VI standards have required us to deploy significant resources on improving major engine components, systems and after treatment systems which has led to increased costs. The high cost of rare metal supply has resulted in a more expensive exhaust after treatment system. If such cost increase cannot not be entirely transferred to our customers, the original equipment manufacturers, it could adversely affect our margins and profitability.

Yuchai has committed substantial resources to continually improve the technology of its products and maintain the competitiveness of its products. Yuchai has a portfolio of diesel engines and natural gas engines. It also develops new energy powertrain systems, alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. There can be no assurance, however, that our activities to improve our existing engine products, develop new products and enter new markets will be successful or that our new or improved products, including the National VI and Tier-4 compliant engines that we have developed and expect to develop in the future, will be attractive or acceptable to customers. Our research and development efforts may not be successful and our new products may not address the needs of our current and prospective customers or achieve market acceptance. Moreover, competitors may be in the process of developing technology that could be developed more quickly or eventually become more profitable than our products. If our investments in research and development do not yield new technologies and products that we can successfully market and sell, our business, financial condition and results of operations may be adversely affected.

The development of a sustainable market for natural gas engines and new energy power systems in China may be affected by many factors, some of which are beyond our control, including:

•	the emergence of newer, more competitive technologies and products;

•	the prices and availability of oil and natural gas and other alternative energy in the future;

•	the successful development of natural gas refueling infrastructure for natural gas engines;

•	the successful development of new energy powertrain and control systems;

•	the structure and implementation of government policies, including the availability of government incentives;

•	consumer perceptions of the safety of natural gas engines; and

•	consumer reluctance to adopt new products.

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

We are or may be subject to risks associated with strategic alliances, including joint ventures.

We have entered into strategic alliances, including joint ventures, in the past with various third parties to further our business purpose, and we may do so in the future from time to time. These alliances could subject us to a number of risks, including risk associated with sharing propriety information, non-performance by the third parties, among others. We have entered into the following strategic alliances:

•

Y&C Engine Co., Ltd. (“Y&C”) is a 45% joint venture of Yuchai established in August 2009 as a joint venture with Jirui United Heavy Industry Co., Ltd., which in turn is a joint venture of China International Marine Containers Group Ltd, Chery Automobile Co., Ltd. and Shenzhen City Jiusi Investment Management Co., Ltd. Y&C is focused on producing heavy-duty vehicle engines. In 2022, Y&C sold approximately 13,000 units, or approximately 46% less than 2021, due to weak demand in the China truck market as a result of the COVID-19 pandemic.

•

MTU Yuchai Power Company Limited (“MTU Yuchai”) is a 50-50 joint venture of Yuchai and MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power Systems, established in January 2017 for the production of MTU diesel engines in China. MTU Yuchai operates out of Yuchai’s primary manufacturing facilities in Yulin to produce MTU Series 4000 diesel engines primarily for the Chinese off-road market, in particular for power generation and oil and gas applications. In 2022, MTU Yuchai engine production was 376 units, and engine sales reached 450 units in 2022.

•

Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem Yuchai”, formerly known as Eberspaecher Yuchai Exhaust Technology Co., Ltd.) is a 49% joint venture of Yuchai established in December 2018 with Purem International GmbH (formerly known as Eberspaecher Exhaust Technology International GmbH) to produce and market new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery. In 2022, Purem Yuchai produced approximately 27,000 after-treatment units, or approximately 57% less than 2021, due to the adverse COVID-19 pandemic impact on both truck and bus markets in China.

•

Yuchai Xin-Lan New Energy Power Technology Co., Ltd. (“Yuchai Xin-Lan”) is formerly a wholly-owned subsidiary of Yuchai and since February 2023 has been an 87.7% owned subsidiary of Yuchai following investments from Nanning Industrial Investment New Energy Automobile Investment Company and another two unrelated investors between November 2022 and February 2023. Yuchai Xin-Lan conducts research and develop activities to create new production capacity for new energy technologies, including fuel cell systems, range extenders, hybrid power and electric drive systems. In 2022, Yuchai Xin-Lan produced over 6,000 units of new energy powered systems, including the full electric, hybrid and power extender systems, for both truck and bus as well as off-road machinery application.

•

Yuchai Xingshunda New Energy Technology Co., Ltd. (“Yuchai Xingshunda”) is a 65% owned joint venture of Yuchai established in February 2022 with Beijing Xing Shun Da Bus Co., Ltd. for the development, manufacturing and sale of fuel cell powertrain systems as well as core fuel cell power system components for the Beijing, Tianjin and Hebei markets. Yuchai Xingshunda has established its production and testing facilities at Daxing, Beijing and is expected to launch its fuel cell power system for public buses in 2023.

•

Suzhou Yuxing Automobile Technology Co., Ltd. is a 30% owned joint venture of Yuchai established in May 2022 with certain engine services companies as its joint venture partners, to provide vehicle performance monitoring, vehicle and engine maintenance and repairs solutions. The joint venture is intended to initially serve vehicles with Yuchai engines, and in the future could expand its service to other diesel engines brands based on capacity and demand.

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

In 2020, engine sales were 430,320 units, a 14.4% increase compared with 2019. In 2021, engines sales were 456,791 units, a 6.2% increase compared to 2020. In 2022, engines sales were 321,256 units, a 29.7% decrease compared to 2021. We cannot assure you that we will be able to maintain or increase engine sales in the future. For example, we may not be able to maintain or increase our engine sales or revenue commensurate with our increased levels of production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “Item 3. Key Information — B. Risk Factors — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.” In addition, we cannot assure you that we will be able to properly manage any future growth, including:

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

We may experience increases in the cost of or a sustained interruption in the supply or shortage of commodities, raw materials and other inputs used by us and our suppliers in our and their businesses and products, such as steel and semiconductor chips, which could adversely affect our future profitability or our ability to timely execute our business plan. The prices for these materials fluctuate and the available supply of these materials may be unstable, depending on market conditions, fluctuations in global demand, including as a result of increased production from our competitors and geopolitical risk and other economic and political factors. In particular, a global semiconductor chip supply shortage has had, and may continue to have, wide-ranging effects across multiple industries, particularly the automotive industry. The shortage of component supply during the COVID-19 pandemic resulted in the postponement of deliveries and order cancellations by customers in 2020 and 2021, which adversely impacted our engine sales volume and revenues in those years. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results.

We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.

We may use borrowings from time to time to supplement our working capital requirements and to fund our continued business expansion plans. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollar, Singapore dollar or Renminbi. The U.S. Federal Reserve currently maintains the federal benchmark interest rate at a range of 4.5% to 4.75%, and we cannot predict future interest rate policy decisions that the Federal Reserve may take. An increase in the federal benchmark rate could result in an increase in market interest rates. An increase in interest rates could make it more difficult to obtain the financing necessary to meet these working capital and financing requirements on favorable terms. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects.

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

If inflation continues to increase in China or elsewhere or if prices of energy, raw materials or components increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

According to the National Bureau of Statistics, the annual inflation rate in China for 2020, 2021 and 2022 was 2.5%, 0.9% and 2.0%, respectively. An increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations. The spikes of global annual inflation may also result in the upward fluctuations of material commodity prices which could adversely affect our gross margin.

We are subject to increasingly stringent policies and regulations related to the environment, climate change, and employee health and safety.

Our operations and products are subject to national and local environmental protection laws and regulations and health and safety laws, including those in China governing the emission to noise, air, release to soil and discharge to water, treatment and disposal of non-hazardous and hazardous waste materials, employee health and safety, climate change and environmental protection. The Chinese regulations currently impose environmental taxes for the discharge of waste substances, require the payment of fines for pollution and provide for the closure of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of relevant permits or other approvals and imposition of significant liabilities for pollution or accidents arising from our operations.

Regulations in China have been steadily tightening the limits on permissible emission from on-road and off-road transportation, for instance, the mandatory implementation of National VI emission standards and Tier-4 emission standards. Yuchai has increased and may continue to increase its research and development expenditures in order to meet the increasingly stringent emission standards, and there can be no assurance that Yuchai will be able to comply with applicable emission standards or that the introduction of these and other environmental regulations will not result in a material adverse effect on our business, financial condition and results of operations. Similarly, environmental regulations, including electric vehicle energy consumption standards and vehicle emission standards, could become significantly stricter in other markets where our engines or vehicles with our engines are sold.

There is increasing scrutiny and changing expectations from regulators, investors, lenders and other market participants with respect to environmental, social and governance (“ESG”) policies. Disclosure rules proposed by the SEC in March 2022 along with other anticipated ESG reporting rules may create additional compliance requirements for us. We may receive pressure from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. If we fail to comply with present or future environmental laws and regulations or are perceived to have not responded appropriately to the growing concern for ESG issues, our reputational, business and financial condition could be materially and adversely affected.

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

In addition to regulatory requirements, many of our engines involve technically complex manufacturing processes and require a supply of highly specialized engine component parts. For some products and component parts, we may also rely on a single source of supply. The combination of these factors means that supply is never guaranteed. Like some of our competitors, we may face manufacturing issues from time to time. If we or our third party suppliers fail to comply fully with regulations, there could be a product recall or other shutdown or disruption of our production activities. There can be no assurance that we will not experience supply interruptions for our products in the future. The implementation of National VI and Tier-4 emission standards may also reduce the supply or increase the price of components for our National V and/or Tier-3 compliant engines which are for the export markets.

The failure or malfunctioning of the exhaust after treatment system will also trigger the engine monitoring system to shut down or reduce engine loading to idling speed, of which may cause disruption of transportation or service of the vehicles and imposes damages due to such service disruption. Yuchai’s performance may be affected if any unexpected failure from exhaust after treatment facilities.

We are subject to risks associated with being subject to US trade controls laws and regulations.

In October 2022, Yuchai was placed on the Unverified List (“UVL”), which is a supplement to the Export Administration Regulations (“EAR”) promulgated by the Bureau of Industry and Security (the “BIS”) in the Department of Commerce (the “U.S. Department of Commerce”). Entities are added to the UVL where the BIS is unable to verify the legitimacy and reliability relating to the end use or end users of items subject to the EAR because an end-use check, such as a pre-license check or a post-shipment verification cannot be completed satisfactorily for reasons outside the U.S. Government’s control. The U.S. Department of Commerce removed Yuchai from the UVL in December 2022. We cannot guarantee that we or Yuchai or any of our other subsidiaries will not be included to UVL or the BIS’ Entity List or Denied Persons List in the future. If we or any of our subsidiaries are placed on one of BIS’ lists in the future, we could face reputational harm, supply disruptions, restrictions or difficulties in dealing with business partners or obtaining banking facilities, or additional compliance requirements or costs, which could have significantly adverse impact on our business and results of operations.

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

Beginning in late 2019 and early 2020, the COVID-19 pandemic resulted in temporary closure of many manufacturing facilities and factories across China and the world, and our industry and many others experienced increased supply lead time, supply disruption and limited transport and shipment options from and to affected regions. Although the number of COVID-19 cases has been declining and viral variants of higher severity have not emerged, the COVID-19 pandemic may not be contained in the near future or at all, which could lead to lingering effects on the economy and our business, and an outbreak of COVID-19 or other communicable diseases could occur again. Outbreaks such as the COVID-19 pandemic have led to, and in the future could lead to our factory closures, workforce shortages, supply chain disruptions, transportation disruptions or similar consequences. The duration of such business disruptions and their resulting financial and operational impacts cannot be predicted or reasonably estimated.

Our insurance coverage may not be adequate to cover risks related to our production and other operations.

The amount of our insurance coverage for our buildings and equipment is at cost which could be less than replacement value. The amount of our insurance coverage for our inventory is at book value which could be less than replacement value. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure for our properties, equipment and inventories. The amount of our insurance coverage of our facilities and inventory is in line with Chinese market practice but may expose us to risks in the event of a major accident where our insurance recovery may be inadequate. We also carry public liability insurance to cover claims in respect of bodily injury and property damage to any third party arising from accidents on our property or relating to our operations. We do not carry business interruption insurance as such coverage is not customary in China. From time to time, we will review the adequacy of our insurance coverage. Nevertheless, losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

The average wage level in China, where most of our employees are located, has increased in recent years, and China-based manufacturing operations no longer have the cost competitive advantages that they had in the past. We expect that our labor costs, including wages and employee benefits, will continue to increase in the future in absolute terms and relative to the costs of operating in other countries and regions where labor costs are lower. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

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

Our business depends substantially on the continuing efforts of our key employees and qualified personnel.

We are highly dependent on our executive officers and senior management, as well as our research and development and sales and marketing personnel. Recruiting and retaining qualified personnel is critical to our success. The loss of the services of our executive officers or other key employees could impede our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop and commercialize products and services. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel. The failure to attract, integrate, train, motivate and retain these personnel could adversely affect our business, financial condition or results of operations.

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

•

changes in general economic conditions, arising from a slowdown in the global economy in 2020 and beyond, escalation or continuation of trade tensions between the United States and China, heightened policy uncertainty especially regarding trade, financial market disruptions amid global financing conditions, and heightened geopolitical tensions globally, the economic effects from the withdrawal of the United Kingdom from the European Union, instability in the geopolitical environment as a result of the Russia-Ukraine conflict and increasing tensions in the Asia Pacific and communicable diseases such as SARS and COVID-19. See “Item 3. Key Information — B. Risk Factors — The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects;”

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

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2022. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information — C. Taxation — United States Federal Income Taxation — PFIC Rules.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Common Stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our group (if any). If our group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether we are or are not treated as a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by CFCs, whether or not we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a CFC or whether such investor is treated as a United States shareholder with respect to any of such CFCs or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in the Common Stock.

We may be unable to obtain sufficient financing to fund our capital requirements which could limit our growth potential.

We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including the results of our operations, financial condition and cash flow, economic, political and other conditions in China, China’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. In July 2021, the PBOC cut the reserve requirement ratio for all financial institutions by 50 basis points, and in November 2022, the PBOC further cut the reserve requirement ratio for all financial institutions (excluding the financial institutions having implemented the rate of 5% of reserve requirement ratio) by 25 basis points. In August 2022, the one-year loan prime rate was reduced from 3.70% to 3.65%, and the five-year loan prime rate was lowered from 4.45% to 4.30%, and both rates were unchanged as of February 28, 2023. The PBOC pleaded that stability would be a greater focus and “prudent monetary policies should be flexible and appropriate, and liquidity should be maintained at a reasonable and ample level.” Changes in interest rates and market liquidity conditions could have an adverse impact on our earnings and cash flows. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may adversely affect our business, financial condition, results of operations and prospects.

The HLGE group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.

The HLGE group operates Copthorne Hotel Cameron Highlands (“CHCH”), a hotel in Cameron Highlands, Malaysia. As of February 28, 2023, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — A. Overview— Business Expansion and Diversification Plan” for further information on our investment in HLGE.

The HLGE group’s financial performance is dependent on the performance of the hotel it operates. The HLGE group’s hotel ownership and management business are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:

•

fluctuations in occupancy rates as a result of the COVID-19 pandemic and future outbreaks of communicable diseases (see “Item 3. Key Information — B. Risk Factors — Outbreaks of communicable diseases may materially and adversely affect our business, financial condition and results of operations.”);

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

•

increased threat of terrorism, terrorist events, airline strikes, hostilities between countries, effects of climate change or increased risk of natural disasters or viral epidemics that may affect travel patterns and reduce the number of travelers and tourists;

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

Risks related to Corporate Structure

Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.

We own 76.4% of the outstanding shares of Yuchai, and one of our primary sources of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber Investments Limited, or Coomber, entered into the Reorganization Agreement in April 2005, as amended in December 2005 and November 2006, and agreed on a restructuring plan intended to be beneficial to our shareholders. In June 2007, we, along with Yuchai, Coomber and the GY Group, entered into the Cooperation Agreement. The Cooperation Agreement amends certain terms of the Reorganization Agreement and, as so amended, incorporates the terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and the GY Group to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million that was due from Yuchai. For more information on these agreements see “Item 4. Information on the Company — A. History and Development of the Company.” No assurance can be given as to when the business expansion requirements relating to Yuchai as contemplated by the Reorganization Agreement and the Cooperation Agreement will be fully implemented, or that implementation of the Reorganization Agreement and the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.

In addition, the Reorganization Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. One of the goals of this business expansion and diversification plan is to reduce our financial dependence on Yuchai. Subsequently, we acquired strategic stakes in HLGE and TCL (which we have since substantially divested). See “Item 5. Operating and Financial Review and Prospects — A. Overview — Business Expansion and Diversification Plan.” Nonetheless, no assurance can be given that we will be able to successfully expand and diversify our business. We may also not be able to continue to identify suitable acquisition opportunities, secure funding to consummate such acquisitions or successfully integrate such acquired businesses within our operations. Any failure to implement the terms of the Reorganization Agreement and Cooperation Agreement, including our continued expansion and diversification, could have a material adverse effect on our financial condition, results of operations, business or prospects. Additionally, although the Cooperation Agreement amends certain provisions of the Reorganization Agreement and also acknowledges the understandings that have been reached between us and the GY Group to jointly undertake efforts to expand and diversify the business of Yuchai, no assurance can be given that we will be able to successfully implement those efforts or as to when the transactions contemplated therein will be consummated.

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of February 28, 2023, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 18,270,965 or approximately 44.72%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 23.30% of the outstanding shares of our Common Stock and has, since August 2002, been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 21.42% of the outstanding shares of our Common Stock as of February 28, 2023. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders.

As described above, HL Technology, a subsidiary of Hong Leong Asia, owns 9,520,251 shares of our Common Stock, as well as the special share. If HL Technology reduces its shareholding to less than 7,290,000 shares of our Common Stock, our Bye-Laws provide that the special share held by HL Technology will cease to carry any rights, and Hong Leong Asia may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — The Special Share.” If HL Technology sells or disposes of all of the shares of our Common Stock, we cannot determine what control arrangements will arise as a result of such sale or disposal (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our financial condition, results of operations, business, prospects or share price.

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

General Risk Factors

International trade policy dynamics may adversely affect our business.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Any increased trade barriers or restrictions on trade, especially trade with China, could depress economic activities and restrict our access to suppliers or customers and have a material adverse effect on our business, financial condition and results of operations.

Political tensions between the U.S. and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, U.S. export restrictions regarding China, restrictions on U.S. investments in designated “Communist Chinese Military Companies,” and the executive orders issued by former U.S. President Donald J. Trump that seek to prohibit certain transactions certain companies, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or the MOFCOM, on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting companies with operations in the PRC from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of issuers with operations in the PRC listing in the U.S. It is unclear if this proposed legislation would be enacted.

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

Substantially all of our assets are located in China, and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. The PRC government exercises significant control over China’s economy through strategically allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue. Any adverse changes in economic conditions, policies, laws or regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and adversely affect our competitive position.

Changes in tax laws or tax rulings could negatively impact our income tax provision and net income.

Changes in tax laws or tax rulings, or changes in interpretations of existing tax laws, could affect our income tax provision and net income or require us to change the manner in which we operate our business. There is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development (the “OECD”) and unilateral measures being implemented by various countries due to a historic lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. In October 2021, more than 130 countries reached an agreement on the Two Pillar solution which imposes a minimum tax rate of 15%, among other provisions. The agreement reached by 137 of the 140 members of the OECD’s Inclusive Framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. Bermuda is one of the jurisdictions that has agreed in principle to enforce the global minimum tax rate. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Questions on the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, and which may have retroactive effect. As a result, there can also be no assurance that we would promptly become aware of a violation of a policy or rule, if such decision is not published publicly or promptly notified to us. In addition, any failure by us to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Our investment in Yuchai or elsewhere in China, is subject to PRC regulations. The PRC Foreign Investment Law, or the FIL, adopted on March 15, 2019 is the legal foundation governing us, a foreign investment enterprise, or the FIE. The FIL grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The FIL provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant government authorities. There are uncertainties in the interpretation and implementation of the FIL and relevant regulations, which may impact our current corporate governance practice and increase our compliance costs. For instance, we may be required to adjust the organizational form and corporate governance for certain of our PRC foreign-invested subsidiaries as required by any further implementing rules of the FIL. In addition, the FIL imposes information reporting requirements on foreign investors and foreign invested enterprises.

On December 19, 2020, with the approval of the State Council, the National Development and Reform Commission, or the NDRC, and the MOFCOM issued the Measures for the Security Review of Foreign Investments, or the 2021 Security Review Measures, which took effect on January 18, 2021, with an intent to regulate foreign investments which raise “national defense and security” or “national security” concerns. Under the 2021 Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance; and if a foreign investment will or may affect national security, the relevant party shall report to the standing working office organized by the NDRC and the MOFCOM for the decision of whether to conduct security review. In the future, if we grow our business by acquiring complementary businesses that are within the scope of the 2021 Security Review Measures, complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the applicable authorities may delay or inhibit our ability to complete such transactions. It is unclear whether our business operates in an industry that raises “national defense and security” or “national security” concerns. If future interpretations or guidance issued by the NDRC and/or MOFCOM determine that our business is in an industry subject to the security review, our business operations and activities in China may be adversely affected.

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

Foreign currency transactions under the capital account and foreign debt account continue to be subject to limitations and require registrations with and reviews from the designated foreign exchange banks and SAFE. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. This could adversely affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot predict the effect of future changes in Renminbi and foreign currency regulations on our business, financial condition and results of operations.

Securities offerings that we may conduct in the future may be subject to the approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, and we cannot assure you that we will be able to obtain such approval or complete such filing.

In July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities. The Opinions on Strictly Cracking Down on Illegal Securities Activities, among other things, call for strengthening the administration and supervision of stocks with a China nexus and clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. There is uncertainty regarding the interpretation and implementation of the Opinions on Strictly Cracking Down on Illegal Securities Activities.

In February 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures for Overseas Listing, and five related guidelines, or the Guidelines for Overseas Listing, which became effective on March 31, 2023. Under the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill certain filing procedures with and report certain information to, the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets, or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operation and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the scope of the Trial Measures for Overseas Listing, but the risk factors disclosed in the submitted listing application documents to the relevant overseas market regulations are mainly related to mainland China, the principle of substance-over-form should be followed, and a determination may be made that the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. The CSRC has clarified that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed to be existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures required by the Trial Measures for Overseas Listing in connection with their past overseas offerings and listings, and instead would be required to file with the CSRC in connection with any future overseas financing activities that they conduct.

In February 2023, the CSRC and certain other PRC regulatory authorities also promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether directly or indirectly through an overseas listed entity, must strictly abide by applicable PRC laws and regulations, including by enhancing legal awareness in relation to keeping state secrets and strengthening its archives administration, instituting a sound confidentiality and archives administration system, and taking necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and make certain filings with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, would be detrimental to national security or public interest, the PRC domestic company must strictly complete the relevant procedures as stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

There are substantial uncertainties as to the implementation and interpretation of the Trial Measures for Overseas Listing and the Confidentiality and Archives Administrative Provisions, and how they will affect our listing status and any securities offerings that we may choose to conduct in the future, and it is still uncertain how PRC governmental authorities will regulate overseas listings in general going forward of companies that have significant operations in the PRC. As a significant portion of our operations are currently based in the PRC, it is likely that future securities offerings or potential other listing that we may choose to conduct will be subject to the foregoing rules and requirements. If we (i) do not receive or maintain any required approvals or record-filing, (ii) inadvertently conclude that approvals or record-filing are not required, or (iii) if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals, filings, registrations or other kinds of authorizations for any of our future offerings or future capital raisings, we may be unable to conduct such future securities offerings on schedule, in a timely manner or at all in a timely manner, or at all. Any failure and/or negative publicity regarding such approval and/or filing requirements may cause the value of our securities to significantly decline or be worthless. Moreover, there is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on companies with operations in the PRC.

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

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the Public Company Accounting Oversight Board, or PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provide a framework for the PCAOB to use when determining whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted a final rule relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was enacted. Under the HFCAA, our securities may be prohibited from trading on the NYSE if our auditor is located in a foreign jurisdiction and the PCAOB determines that it is unable to inspect or investigate it completely for three consecutive years because of a position taken by an authority in the foreign jurisdiction, which could ultimately result in our shares being delisted. The AHFCAA amended the HFCAA by requesting the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol gives the PCAOB independent discretion to select any issuer audits for inspection or investigation and the ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure full access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to fully inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors, all of which are out of our control. The PCAOB is continuing to request full access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong.

There can be no assurance that we or our auditor will be able to comply with requirements imposed by U.S. regulators in the future. The market prices of our shares could be adversely affected as a result of possible negative impacts of the HFCAA and other similar rules and regulations.

It remains unclear what further actions the SEC, the PCAOB or NYSE may take to address these issues and what impact those actions may have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange, like us. Legislative and regulatory actions and proceedings and new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, and the market price of our shares could be adversely affected.

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

Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws.

In addition, it remains uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development

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

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we continue to have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently, usually monthly for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. Although the travel frequency was reduced during the COVID-19 pandemic due to cross-broader restrictions implemented to prevent the virus spread, we have gradually resumed travel to Yuchai as the travel restrictions were lifted in China.

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•

In March 2005, we acquired a 15.0% interest in the capital of TCL through Venture Delta Limited (“Venture Delta” or “VDL”). We have since divested the majority of our interest in TCL and as of December 31, 2022, we have fully disposed of our shareholding interest in TCL.

•

In February 2006, we acquired debt and equity securities in HLGE through two wholly-owned subsidiaries. Our shareholding in HLGE has changed through various transactions and as of December 31, 2022, through our wholly-owned subsidiary, Grace Star Services Limited (“Grace Star”), we had a 48.9% shareholding interest in HLGE, which has remained unchanged as of February 28, 2023. The HLGE group is engaged in hospitality and property development activities conducted mainly in Malaysia. For more details on our investments in HLGE, see “Item 5. Operating and Financial Review and Prospects — A. Overview — Business Expansion and Diversification Plan.”

Since January 1, 2022, there have been no public takeovers by third parties in respect of our shares, and we have not made any public takeovers in respect of other companies’ shares.

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

B.	Business Overview

Emission Standards

Since the introduction of China National I in the early 2000s, Chinese regulators have been steadily tightening the limits on permissible emissions of on-road diesel vehicles and off-road machinery. In an effort to combat increasing air pollution, China’s vehicle industry transitioned to the National IV and National V emission standards in just a five-years from 2013 to 2018. The latest emission standard, known as National VI, was implemented in July 2021. Yuchai produces diesel engines and natural gas engines compliant with the National V and National VI emission standards. It also develops alternative fuels and environmentally friendly hybrid engines with improved fuel efficiency. Towards the end of 2021, Yuchai had a portfolio of engines that was National VIb emission standards compliant, even though such emission standards are not scheduled for implementation until July 2023.

For off-road machinery, the Tier-3 emission standards were implemented nationwide on December 1, 2016. The updated Tier-4 standards has been enforced from December 2022 for all diesel off-road equipment with engine sizes smaller than 560kW. Yuchai is able to produce diesel engines compliant with Tier-4 emission standards for use in off-road machinery.

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

Yuchai is devoted to improving its competitiveness across all engine platforms, including its light-, medium- and heavy-duty engines, in compliance with applicable emission standards. Yuchai has established a portfolio of on-road engines that meet the National VIa emission standards implemented in China on July 1, 2021 and the existing on-road engines are ready to be upgraded to meet the National VIb emission standards which will be implemented on July 1, 2023. Yuchai also offers a full range of off-road engines that meet the Tier-4 emission standards that came into effect in December 2022.

In order to meet the growing demand of clean-energy engines, Yuchai is also expanding its production and research and development capabilities in natural gas engines, fuel cells, hybrid power system, pure electric system, engine range extenders and electric drive axle. In September 2021, Yuchai entered into an agreement with the Government of Nanning Municipality to invest on the research, development and construction of new production capacity for new energy technologies including fuel cell systems, range extenders, hybrid power and electric drive system. In October 2021, Yuchai announced a new smart powertrain system, IE-Power, the China’s first heavy-duty tractor CVT hybrid powertrain. In December 2021, Yuchai announced its first operating hydrogen engine for China’s commercial vehicle market, the YCK05 hydrogen-powered engine. In 2022, Yuchai introduced its next-generation hydrogen engine for heavy on-road vehicle applications, YCK16H, a heavy-duty hydrogen combustion engine that has a displacement volume of 15.9 litre with a design output of 560hp.

Existing Engine Products

Yuchai offers a full portfolio of on- and off-road engine products in compliance with National VI and Tier-4 emission standards, respectively. Yuchai’s National V and Tier-3 compliant engines have been phased out from the China market with the full implementation of the new emission standards. Yuchai retains certain National V and Tier-3 products for the export market.

Yuchai manufactures diesel and natural gas engines for trucks, buses and passenger vehicles, marine and industrial applications and generator sets. The following table sets forth Yuchai’s list of engines by application:

Series
Truck	YCY24, YCY30, YCS04, YCS04N, YCS06, YCK05, YCK08, YCK08N, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCA07N, YCK15N
Bus	YCY24, YCY30, YCS04, YCS06, YCK05, YCK08, YCK08N, YCK09, YCK11, YCS04N
Construction	YCF24, YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13, YCK16, YCTD20, YCF30, YCF36
Agriculture	YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13, YCK16, YCTD20, YCF30, YCF36
Marine	YC4FA, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC8CL, YC12VC
Generator-Drive	YC4R, YC4FA, YC6A, YC6LN, YC6T, YC6C, YC6CL, YC12VC, YC12VTD, YC16VTD, YC16VC, YC6KN

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

Series
Light-Duty	YC4FA, YCY24, YCY30, YCF30, YCF36
Medium-Duty	YC6A, YCK05, YCS06, YCS04, YCS04N, YCA05, YCA07, YCA08, YCK08N
Heavy-Duty	YC6LN, YC6K12, YC6KN, YC6K13N, YC6T, YC6C, YC6CN, YC6CL, YC8CL, YC12VTD, YC12VC, YC16VC, YC6CD, YC6TD, YCK08, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCK15N, YCK16, YCTD20

(a)	4-Cylinder Diesel Engines

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

•

The YCA05-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 4.8 liter and a maximum power output of 220 PS with a maximum torque of 720 N-m.

•

The YCF30-T48 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 3.0 liter and a maximum power output of 120 PS with a maximum torque of 430 N-m.

•

The YCF36-T48 engine compliant with off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 3.6 liter and a maximum power output of 125 PS with a maximum torque of 480 N-m.

•

The YCF36-T40 engine compliant with off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 3.6 liter and a maximum power output of 150 PS with a maximum torque of 500 N-m.

(b)	6-Cylinder Diesel Engines

Our line of 6-cylinder diesel engines consists of the following models:

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

•

The YC6K12 engine compliant with National VI emission standard is for use in heavy-duty trucks and trailers. It has a displacement volume of 12.15 liter and a maximum power of 520 PS and a maximum torque of 2200 N-m.

•

The YCK13 engine compliant with National VI emission standards is for use in heavy-duty trucks and trailers, and highway coaches. It has a displacement volume of 12.94 liter and a maximum power output of 560 PS with a maximum torque of 2500 N-m.

•

The YCA07-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 6.9 liter and a maximum power output of 260 PS with a maximum torque of 1050 N-m.

•

The YCA08-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 7.5 liter and a maximum power output of 320 PS with a maximum torque of 1200 N-m.

•

The YCK09-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 9.4 liter and a maximum power output of 400 PS with a maximum torque of 1900 N-m.

•

The YCK11-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 10.8 liter and a maximum power output of 480 PS with a maximum torque of 2200 N-m.

•

The YCK13-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 12.9 liter and a maximum power output of 580 PS with a maximum torque of 2600 N-m.

•

The YCK16-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 15.9 liter and a maximum power output of 775 PS with a maximum torque of 3200 N-m.

•

The YCTD20-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 19.6 liter and a maximum power output of 952 PS with a maximum torque of 3800 N-m.

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

•

YC8CL is an extended version of YC6CL engine, with 8-cylinder in line configuration. YC8CL is an 8-cylinder, 72.8 liter engine rated at 692 to 1176 kW at 750 to 1000 rpm. The main application is in marine propulsion for river trade and costal general cargo vessels. The YC8CL was officially launched in mid-2017.

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

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models: YCS04N, YCA07N, YC6JN, YC6GN, YC6LN, YC6MKN, YCK08N, YCK11N, YCK13N and YCK15N ranging from 120 to 560 hp. Among these engines, YCS04N, YCA07N, YCK08N, YCK11N, YCK13N and YCK15N are natural gas engines compliant with National VI emission standards.

Diesel Power Generators

Yuchai has a history of more than 40 years for producing the diesel generator set, with wide application in the civil and marine sectors. Yuchai produces diesel power generators which are primarily used in the baseload and standby power generation application. The diesel power generators offer a rated power of 24 to 160 kW. Yuchai’s diesel power generators use diesel engines from YC4FA up to YC6T as their power source. The generator set includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdowns.

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

The YCHPS hybrid engine compliant with National VI emission standards is the latest design incorporating the Yuchai gas engine with an ISG generator. The system can be operated in buses with hybrid or full electric operating systems with an external plug-in system. The system is designed for use in seven- to ten- meter coaches and buses.

(b)	Range Extender

Range extender power system combines a traditional diesel engine and an electric power system. Yuchai has launched the range extender power system for both truck and bus applications.

Range extender power system is available in the following power ratings and electric power output, including YCY24 engine+65 kW, YCS04 engine+100 kW, YCK05+150 kW, YCA08+200 kW and YCK11+300 kW.

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

It is a high efficiency fuel cell system for truck and bus applications. The YC FCS fuel cell system with 90 kW design output has been installed on selected OEMs’ medium-duty coaches for running and performance testing. We are also developing a YC FCS fuel cell system with 120kW design output for both truck and bus applications, with a targeted commercial launch later in 2023. We also commenced in-house development of fuel stack technology that we target to begin introducing into YC FCS systems in 2024.

Sales

In 2022, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China were approximately 2.0 million units, a decrease of 41.4% compared to 2021. Yuchai’s commercial vehicle engine sales in 2022 were 125,996 units, a decrease of 47.8% compared to 241,325 units in 2021. Yuchai’s total engine sales in 2022 were 321,256 units, a decrease of 29.7% compared to 456,791 units in 2021.

Light-duty engine sales in 2022 were 94,340 units, or 29.4% of total unit sales, compared to 27.8% in 2021, where light-duty engine sales were 127,202 units. Medium-duty engine sales were 162,018 units, or 50.4% of total unit sales, compared to 2021 where sales were 229,109 units or 50.2% of total unit sales. Heavy-duty engine sales were 58,336 units, or 18.2% of total sales units, compared to 2021 where sales were 99,680 units, or 21.8% of total unit sales.

In 2022, Yuchai sold approximately 5,352 natural gas engine units compared with approximately 7,934 units sold in 2021. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2020, 2021 and 2022:

	2020			2021			2022
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000			RMB’000			RMB’000
Light-duty engines (1)	2,356,168	11.5%	115,389	2,429,745	11.4%	127,202	1,910,923	11.9%	94,340
Medium-duty engines (2)	6,626,629	32.2%	222,657	7,065,283	33.2%	229,109	5,066,622	31.7%	162,018
Heavy-duty engines (2)	6,725,312	32.7%	91,474	7,410,771	34.9%	99,680	5,061,991	31.7%	58,336
Other products and services(3)	4,849,551	23.6%	800	4,348,335	20.5%	800	3,958,230	24.7%	6,562

	20,557,660	100.0%	430,320	21,254,134	100.0%	456,791	15,997,766	100.0%	321,256

Notes:

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets, NEV products and others.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1.8 million square meters, including an existing production factory for all light-, medium- and heavy-duty engine models, a natural gas production facility, a high horse power marine diesel engine and power generator plant, a foundry and various testing and supporting facilities. For the years ended December 31, 2021 and 2022, the total production capacity of Yuchai (excluding Yuchai Xin-Lan) was approximately 633,000 units each year based on a 2.0 shift five-day week at 80% utilization rate. To comply with the National VI emission regulations implementation schedule, Yuchai has committed the investment on production equipment, either building the new lines or modifying the existing facilities tailored for National VI engines assembly. Yuchai has identified marine and power generator sets for its own production lines under Guangxi Yuchai Marine and Genset Power Co., Ltd. after the marine and power generator business and its assets were carved out from the Yuchai main operating entity. In addition, the new energy production capacity under Yuchai Xin-Lan is approximately 20,000 units.

In 2022, we produced 296,767 units of engines. The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for the years ended December 31, 2020, 2021 and 2022:

	2020		2021		2022
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	118,430	28.1%	128,000	28.3%	90,315	30.5%
Medium-duty engines (2)	220,465	52.4%	236,598	52.2%	149,917	50.5%
Heavy-duty engines (2)	81,547	19.4%	87,676	19.4%	49,618	16.7%
Other products and services(3)	193	0.1%	636	0.1%	6,917	2.3%

	420,635	100.0%	452,910	100.0%	296,767	100.0%

Notes:

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
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

Engine Block

Yuchai cast and molded more than 265,000 units of engine blocks in 2022, representing a large portion of its engine blocks used in production.

Raw Materials

Yuchai purchases raw materials, principally scrap steel and cast iron, from domestic suppliers. An increase in the prices of these raw materials would generally increase our costs of production. We have experienced volatility in the prices of raw materials in the past. See also “Item 3. Key Information — B. Risk Factors — If inflation continues to increase in China or elsewhere or if prices of energy, raw materials or components increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Manufacturing Capacity Expansion

Yuchai believes that the current production capacity of all engine lines will meet the expected demand. Yuchai is continuously assessing the market demand and devising production strategies to secure and meet new market opportunities.

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

In 2021, Yuchai’s research and development efforts were mainly related to National VI emission standards compliant engine testing and application verification, to support domestic commercial vehicle OEMs to resolve application issues from commercial launching. Yuchai’s development of Tier-4 emission compliant engines is on-going. Most of Yuchai’s Tier-4 products had passed the certificate testing and prototype engines had been installed on OEM machinery for test running. Yuchai also launched its new energy project, the IE-Power system for heavy-duty agricultural market, and delivered the prototype 90kW full cell system to an OEM customer.

In 2022, Yuchai’s research and development efforts were focused on the upgrading of its National VI emission standard compliant engines in terms of engine performance and reduction of noise, vibration, and harshness (NVH). These initiatives are intended to build on the strong consumer confidence that Yuchai’s National VI compliant engines have gained since their release in 2021 while addressing competitive pressures in the industry. As the Tier-4 emission standards for the off-road market was implemented in December 2022, Yuchai developed a 300kW range extender power system for mining dumptrucks and a e-CVT hybrid system for city logistic trucks with refrigerated compartments. See “Item 4. Information on the Company — B. Business Overview — Products and Product Development — Yuchai — New Energy Products” for more details. Yuchai also launched its new hydrogen engine YCK16H, a heavy-duty hydrogen combustion engine with a displacement volume of 15.9 litre and design output of 560hp. This is Yuchai’s second hydrogen combustion engine, following the launch of the YCK05H hydrogen engine in 2021.

As a result of its research and development efforts, Yuchai has a large patents portfolio with nearly 3,000 patents registered in China as of December 31, 2022. The types of patents that Yuchai has registered are invention patents, utility model patents and design patents. The term of patent protection is 10 or 20 years from the filing date depending on the type of patent registered.

Future Products

Yuchai believes that its long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.

Yuchai intends to continue to work with international design consulting firms and international manufacturers for technological assistance in improving and developing its combustion engine products and new energy systems, and expects such cooperation to continue. The introduction of new engine products and new energy system will also require significant capital expenditures, such as purchases of international manufacturing equipment and technologies. See “Item 3. Key Information — B. Risk Factors — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes the majority of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems. Yuchai has 663 sales and marketing employees, the significant majority of whom are located in China.

Yuchai promotes its products primarily through exhibitions, internet and social media, participation in national and international events, and advertisements in industry journals and newspapers. In October 2019, Yuchai participated in the 70th Anniversary celebration of the founding of modern China with Yuchai engines propelling vehicles in the National Day parade in Beijing. In October 2021, Yuchai introduced a new smart powertrain system, IE-Power, for heavy-duty agricultural equipment at the 2021 China International Agricultural Machinery Exhibition in Shandong, China.

Yuchai has been sponsoring periodical programs for its customer service stations with information brochures and customer suggestion cards for the improvement of Yuchai’s service. These customer service stations form Yuchai’s service and maintenance network. In relation to those engines which are under warranty cover, these customer service stations perform the routine maintenance checks and repairs on end-users’ diesel engines free of charge to the customers, and the corresponding costs are borne by Yuchai. When the warranty expires, these customer service stations can continue to serve Yuchai clients at their own choice and costs.

Yuchai believes that its promotional efforts are unique for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services through its 3,335 authorized customer service stations in China. The customer service stations are independently owned and are able to provide emergency services to end-users within a 40-km radius in the central, eastern and southern parts of China.

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

In 2022, our sales to our top five customers accounted for 36.9% of our total revenue. Our top customer is a leading automobile manufacturer group in China. This group includes one of the largest automobile companies in China and other affiliated or controlled diesel truck manufacturers. In 2022, sales to our top customer as a group accounted for 15.3% of our total revenue. See “Item 4. Information on the Company — B. Business Overview — Competition.”

As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such credit-controlling measures will successfully control Yuchai’s trade receivables balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2022, Yuchai had net trade and bills receivables of RMB 6,792.6 million (US$977.1 million), representing 39.7% of our consolidated current assets.

Export Sales

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2020			2021			2022
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	RMB ’000			RMB ’000			RMB ’000
Total Domestic Sales	20,502,173	99.7%	428,371	21,206,280	99.8%	454,917	15,886,210	99.3%	319,335
Total Direct Export Sales	55,487	0.3%	1,949	47,854	0.2%	1,874	111,556	0.7%	1,921

	20,557,660	100.0%	430,320	21,254,134	100.0%	456,791	15,997,766	100.0%	321,256

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

Yuchai established a new joint venture, Suzhou Yuxing Automobile Technology Co., Ltd., in May 2022 as a 30% owned joint venture of Yuchai’s subsidiary, Guangxi Yuchai Machinery Monopoly Development Co., Ltd. with certain engine services companies as its joint venture partners, to provide vehicle performance monitoring, vehicle and engine maintenance and repairs solutions. The joint venture is intended to initially serve vehicles with Yuchai engines, and in the future could expand its service to other diesel engines brands based on capacity and demand.

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

Our top customer is a leading automobile manufacturer group in China and a major competitor of Yuchai. In 2022, our sales to our top five customers accounted for 36.9% of our total revenue. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, international diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which has further intensified competition. See “Item 3. Key Information — B. Risk Factors — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The ongoing development of full electric vehicles for both the bus and truck markets in China will continue to present a source of competition for Yuchai’s engines because of the replacement of public transit buses, which had been a major bus engine market for Yuchai in the past, with electric vehicle buses in most cities of China.

The introduction of full electric power systems for light- and medium-duty trucks has reduced demand for and sales of diesel engine trucks, especially in the logistics service truck market, as diesel trucks are restricted from entering the city centre in most of the tier 1 and tier 2 cities in China. In addition, a similar full electric power system has been launched for heavy-duty trucks in 2021 for short haul transportation.

The HLGE group

As of February 28, 2023, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — A. Overview — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.25 on February 28, 2023. The core businesses of the HLGE group are that of hospitality operations and property development.

In October 2017, HLGE completed the disposal of its 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. to Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co., Ltd. In November 2017, HLGE completed the disposal of its remaining hotel properties in China through the sale of all its shares in LKN Investment International Pte. Ltd. to an affiliate of Jingrui Holdings Limited. A portion of the proceeds from these disposals were used by the HLGE group to fully repay its debt obligations to us in the amount of S$68 million under a loan agreement. The original loan amount of S$93 million was granted to HLGE by a wholly-owned subsidiary of our company to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE, which matured on July 3, 2009. The loan amount was reduced to S$68 million through past repayments by HLGE.

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

For more information on risks relating to our investment in HLGE, see “Item 3. Key Information — B. Risk Factors — The HLGE group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.”

C.	Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of February 28, 2023 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”). This chart depicts the Company’s significant subsidiaries only. See Exhibit 8.1 for more information on the particulars of the Company’s subsidiaries.

D.	Regulatory and Related Matters

Governance, Operation and Dissolution of Yuchai

Governance, operation and dissolution of Yuchai are governed by the FIL (as defined below), the Company Law of the People’s Republic of China which was initially promulgated on December 29, 1993 and other related laws and regulations, as well as by Yuchai’s Articles of Association. A revision draft of the Company Law of the People’s Republic of China was published on December 24, 2021 for public comments but has not yet become effective. Yuchai is subject to the relevant PRC labor laws and regulations with respect to labor management, which is overseen by the Ministry of Human Resources and Social Security. In accordance with these laws and regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurances and employee discipline. Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50% of the registered capital of Yuchai.

On March 15, 2019, a new foreign investment law was adopted (“FIL”). Upon its effectiveness on January 1, 2020, the existing Sino-Foreign Equity Joint Venture Law, the Wholly Foreign Owned Enterprise Law and the Sino-Foreign Cooperative Joint Venture Law, together with their implementation rules and ancillary regulations, have been repealed and the FIL has become the legal foundation regulating FIEs. The FIL grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. Yuchai is governed by the FIL and related implementing rules. See also “Item 3. Key Information — B. Risk Factors — Questions on the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Pursuant to Chinese law and Yuchai’s Articles of Association, Yuchai may be dissolved upon the occurrence of certain events, including force majeure, severe losses, lack of supply of necessary materials or other events that render Yuchai unable to continue its operations. Upon dissolution, Yuchai will form a liquidation committee. Final dissolution is subject to government review and approval.

During 2003, we believe affiliates of the GY Group caused various Chinese government agencies to raise allegations of irregularities regarding the status of our ownership of and rights of control over Yuchai, which we believe was intended to try to limit our rights to exercise control over Yuchai. We further believe that such allegations were based on an inaccurate understanding of the structure of our ownership of Yuchai. We also believe that Yuchai’s ownership structure was validly approved by the relevant Chinese authorities, and that the shares of Yuchai held by our six wholly-owned subsidiaries are legally and validly held under Chinese law. We obtained legal opinions from two Chinese law firms confirming these matters (see the reports on Form 6-K filed by the Company with the SEC on April 1, 2005). We also took steps to communicate to the relevant Chinese government agencies the reasons for our position with respect to these matters. We implemented the July 2003 Agreement, the Reorganization Agreement, as amended, and the Cooperation Agreement to resolve the issues raised by the various Chinese governmental agencies relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had from time to time with respect to Yuchai. Based upon the above-mentioned legal opinions, we believe that in the event of a future dispute with the Chinese stakeholders at Yuchai, we expect to pursue as appropriate legal remedies in appropriate jurisdictions to seek to enforce our legal rights as the majority shareholder with a controlling financial interest in Yuchai to protect our investment for our benefit and the benefit of our shareholders. See also “Item 3. Key Information — B. Risk Factors.”

E.	Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-duty, medium-duty and heavy-duty engine models, a natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases one, two and three of a foundry and various testing and supporting facilities. In addition, Yuchai leases a number of regional sales offices in China. For the year ended December 31, 2020, Yuchai’s total production capacity was approximately 626,000 units, and for both years ended December 31, 2021 and 2022, the total production capacity of Yuchai (excluding Yuchai Xin-Lan) was approximately 633,000 units each year, based on a 2.0 shift five-day week at 80% utilization rate. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “Item 4. Information on the Company — B. Business Overview — Products and Product Development — Yuchai — Production.”

F.	Environmental Matters

Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards feasible. On January 18, 2016, the Ministry of Industry and Information Technology, or MIIT and the Ministry of Environmental Protection required that all light-duty petrol vehicles, light-duty diesel buses, and heavy-duty diesel vehicles (for the purposes of public transportation, environmental sanitation and postal services) must comply with National V emission standards from January 1, 2017. All heavy- and light-duty diesel vehicles nationwide were required to comply with National V emission standards from July 1, 2017 and January 1, 2018, respectively. In June 2018, the MEE announced that all diesel powered heavy-duty vehicles must comply with the National VI emission standards in different phases: (a) natural gas engines driven heavy-duty vehicles are required to comply with the National VIa emission standards from July 1, 2019, and the National VIb emission standards from January 1, 2021; (b) diesel engine driven municipal vehicles are required to comply with the National VIa emission standards from July 1, 2020, and all diesel driven heavy-duty vehicles are to comply with the National VIa emission standards from July 1, 2021; and (c) all diesel driven heavy-duty vehicles are required to comply with the National VIb emission standards from July 1, 2023. In December 2020, MEE announced the approval of Tier-4 emission standard and any off-road machinery (below 560 kW) that does not comply with the Tier-4 emission standard is prohibited for production, import and selling in China from December 2022.

We are subject to Chinese national and local environmental protection regulations, which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. Yuchai has set up a sewage disposal system that meets national environmental discharge standards to process polluted water generated during production. In accordance with applicable regulations, sewage processing data and results of sewage treatment will be uploaded in real time to an online platform operated by the Ecology and Environment Department of the Guangxi Zhuang Autonomous Region. Polluted water will only be discharged upon confirmation that it meets the national standards. Yuchai delivers solid waste products to qualified third-party waste disposal sites to dispose and makes payments in respect thereof. For those recyclable waste such as foundry sand, third-party disposal sites with qualification would be engaged for recycling treatment to reduce waste of resources. In addition, Yuchai has also built treatment and filter systems for dust, fumes, panting and noise, respectively, to reduce the pollution resulting from Yuchai’s production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems. See “Item 3. Key Information — B. Risk Factors — Risk Related to our Business and Industry — We are subject to increasingly stringent policies and regulations related to the environment, climate change, and employee health and safety.”

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

During the fiscal years ended December 31, 2020, 2021 and 2022, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

A.	Overview

The Chinese economy continued to face challenges in 2022 as GDP growth slumped to 3.0% compared with 8.4% growth in 2021. Industrial production growth was a modest 3.6% with real estate investment 10.0% lower than 2022 and stagnant retail sales at 0.2% lower than 2022. According to data reported by the CAAM, the total industry unit sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) declined by 41.4% year-over-year to 2.0 million units in 2022. A number of factors contributed to lower commercial vehicle sales in 2022, including new waves of COVID-19 cases leading to regional lockdowns, restrictions on travel and supply chains disruptions, a decline in infrastructure and construction activities, a shortage of critical semiconductor chips and lower real estate market activity due to reduced financial liquidity and policy uncertainties. The combination of ongoing COVID-19 restrictions and the struggling real estate market adversely impacted consumer confidence in 2022.

In this challenging Chinese commercial vehicle environment in 2022, our main subsidiary, Yuchai, reported a unit sales reduction of 29.7% year-over-year to a total of 321,256 units. Our combined truck and bus engine unit sales declined by 47.8% year-over-year in 2022. Off-road engine unit sales declined by 9.8% year-over-year, which was driven by a 30.8% sales reduction in marine and power generation units as power generators sales were very strong in 2021 due to power shortages within China. Agricultural unit engine sales declined by 0.9% year-over-year in 2022. New energy product sales climbed to 6,327 units in 2022 compared with 501 units in 2021.

In response to the market landscape, Yuchai lowered production costs, which together with our cost cutting initiatives led to a reduction of selling, general and administrative expenses by 8.2% in 2022. Total R&D expenditures including capitalized costs were reduced to RMB 1.0 billion (US$ 146.4 million) in 2022 from RMB 1.2 billion in 2021, however, we intend to continue to increase our initiatives towards the development of New Energy Vehicle (“NEV”) technologies to accelerate our product development in the future.

Yuchai has successfully developed and introduced a portfolio of engines compliant with the mandated stricter National VIa emission standards and the even stricter National VIb emission standards which are scheduled for implementation in July 2023. In addition, Yuchai has developed a complete range of Tier-4 compliant off-road products, which were launched prior to the Tier-4 emission standards being enforced on December 1, 2022.

With the establishment of Yuchai Xin-Lan in 2021, Yuchai entered into a new stage of NEV development in 2022. After introducing its first hydrogen engine for commercial vehicles in 2021, Yuchai introduced a new heavy-duty hydrogen engine, the YCK16H engine, in 2022. Yuchai Xin-Lan’s new 3.5-ton electric drive axle has been successfully integrated for the first time into EV light-duty buses, which represents a new market for future growth. More than 600 units of Yuchai range extenders were ordered for the Macau auto market and Yuchai hybrid engines have been installed in the 10-meter gas-electric hybrid buses produced by the largest bus producer in China, Yutong Group, in use in the public transportation of the City of Nanning.

Better financial results at our associates and joint ventures helped profitability in 2022. While a loss of RMB 29.1 million (US$ 4.2 million) was recorded for these operations, that represented an almost 70% improvement over a loss of RMB 95.9 million in 2021. Our share of higher profits at our MTU Yuchai operations and lower losses at Y&C were the primary contributors to the improvement. MTU Yuchai reached a milestone of producing its 1,000th unit of its flagship MTU Series 4000 high-horsepower diesel engines in March 2022.

Our gross profit margin increased to 15.9% in the first half of 2022 and to 17.0% in the second half of 2022. While gross profit declined by 10.9% year-over-year in 2022, our gross margin increased to 16.4% compared with 13.9% in 2021 and 15.5% in 2020. Our profit attributable to equity holders of the Company was RMB 218.6 million (US$ 31.4 million) for 2022, lower than RMB 272.7 million for 2021 and RMB 548.9 million for 2020.

Uncertainties related to the magnitude, duration and persistent effects of the COVID-19 pandemic may continue to adversely affect our business. The Chinese automotive industry continues to be highly competitive in light of increased demand for, and regulatory policies in support of, alternative fuel vehicles. Our ability to successfully compete in our industry will be fundamental to our future success in our existing and new markets. See “Item 3. Key Information – B. Risk Factors – Risks Related to Our Business and Industry” for further details.

COVID-19 Pandemic: Response and Impact

Since December 2019, an outbreak of a novel strain of coronavirus (COVID-19) spread rapidly in China and globally. To contain the spread of COVID-19, the Chinese government took a number of actions, which included quarantining individuals infected with or suspected of having contracted COVID-19, restrictions on accessing public transport and places, cancelling public activities, controlling domestic travel and imposing lockdowns, among others. The COVID-19 resulted in temporary closure of many manufacturing facilities and factories across China. To the extent we have production or manufacturing activities based in these locations, or our suppliers are located in these locations, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19. Since December 2022, China has relaxed its stringent measures to constrain COVID-19. Although most of the restrictions related to COVID-19 have been eased, uncertainty continues to exist regarding such measures and potential future measures.

Yuchai took preventative measures in accordance with government guidance, such as increased sanitization and disinfecting in the workplace and production workshop, social distancing, wearing of masks and temperature taking before entering the workplace, remote working and meetings. Yuchai also took various cost and cash flow mitigation measures to counter the negative impact of COVID-19, such as reducing or eliminating discretionary spending in certain areas such as marketing, non-essential training or capital expenditures and streamlining of staffing. The Chinese government has announced a range of relief policy measures to support companies in China amid the COVID-19 pandemic. These include deferred tax payments, reducing rent, waiving administrative fees, subsidizing research and development costs, social insurance subsidies, and lowering lending rates. These measures have partially offset the adverse impact of the COVID-19 pandemic on Yuchai’s operations.

As a result of the COVID-19, normal economic life throughout China was sharply curtailed and there were disruptions to normal operation of business in various areas, including the manufacturing and sales of vehicles in China. Yuchai’s operations and those of its suppliers are predominantly based in China and therefore have been adversely affected. The shortage of component supply during the COVID-19 pandemic has resulted in postponement of delivery or customer order cancellation, which has a negative impact on our engine sales and operation profit. Logistic constrains and labor inefficiencies have limited our ability to deliver orders and meet customer demand especially during occasional lockdowns. Although situations have been improved as China has loosened the COVID restrictions, we cannot foresee the development of the virus which may result in uncertainty as to our business and results of operations.

China’s economic growth had experienced COVID-related ups and downs in the past three years, demonstrated by the GDP which slumped from 5.95% in 2019 to 2.24% in 2020, then bounced back to 8.4% in 2021 and plunged to 3.0% in 2022. Fluctuations were also witnessed in the market demand in our industry. As China’s management of COVID-19 saw a dramatic transformation toward the end of 2022, China’s economy is expected to rebound in 2023. However, the COVID-19 pandemic is still ongoing and its dynamic nature makes it difficult to forecast the pandemic’s effects on the results of our operations in subsequent years. See also “Item 3. Key Information — B. Risk Factors — Risks Related to Our Business and Industry – Outbreaks of communicable diseases may materially and adversely affect our business, financial condition and results of operations.”

Business Expansion and Diversification Plan

Following the implementation of our business expansion and diversification plan as approved by our Board of Directors in 2005, we looked for new business opportunities to reduce our financial dependence on Yuchai and invested in the following companies:

Thakral Corporation Ltd

The first step in implementing this plan occurred in March 2005 when through VDL, we acquired a 15.0% equity interest in TCL. As of December 2009, our equity interest in TCL was 34.4%. The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments. Since fiscal year 2010, we have gradually reduced our equity interest in TCL. As of December 31, 2022, we have fully disposed of our shareholding interest in TCL.

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

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2022. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2022 and February 28, 2023. We consolidate the results of HLGE as a subsidiary of our company. See Note 1.3 to the accompanying consolidated financial statements in Item 18.

B.	Results of Operations

The following table sets forth our consolidated statement of operations as a percentage of our revenue for the last three fiscal years ended December 31, 2020, 2021 and 2022:

	Percentage of Revenue Year Ended December 31,
	2020	2021	2022
Revenue	100.0%	100.0%	100.0%
Cost of sales	-84.5%	-86.1%	-83.6%
Gross profit	15.5%	13.9%	16.4%
Other operating income, net	1.8%	1.5%	2.1%
Research and development expenses	-3.0%	-4.0%	-5.2%
Selling, distribution and administrative expenses	-8.6%	-8.3%	-10.1%
Operating profit	5.7%	3.1%	3.2%
Finance costs	-0.7%	-0.5%	-0.6%
Share of results of associates and joint ventures, net of tax	-0.3%	-0.5%	-0.1%
Profit before tax	4.7%	2.1%	2.5%
Income tax expense	-0.9%	-0.2%	-0.4%
Profit for the year	3.8%	1.9%	2.1%
Attributable to:
Equity holders of the Company	2.7%	1.3%	1.4%
Non-controlling interests	1.1%	0.6%	0.7%

2022 compared to 2021

Revenue for 2022 was RMB 16,030.6 million (US$2,305.9 million) compared with RMB 21,265.9 million in 2021, a decrease of 24.6%. The total number of diesel engines sold by Yuchai in 2022 was 321,256 units compared with 456,791 units in 2021, representing a decrease of 135,535 units, or 29.7%, primarily due to weakness in the truck and bus markets, and the markets of marine and power generation engines. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 41.4% in 2022, as sales of trucks declined by 42.9% while sales of buses decreased by 27.1%. The impact of COVID-19 restrictions and related supply chain disruptions affected conditions in China and foreign markets.

Cost of sales was comprised of direct material costs, direct labor costs, and direct and indirect production overheads such as wages, depreciation and amortization. Material costs represented approximately 74.8% of revenue in 2022 compared to 77.4% in 2021.

Gross profit was RMB 2,630.7 million (US$378.4 million) in 2022, a decrease of 10.9% from RMB 2,952.1 million in 2021. The gross profit margin was 16.4% in 2022 compared with 13.9% in 2021. The increase in gross margin was mainly attributable to a change in revenue mix with off-road revenue as a greater proportion of the total revenue, and lower sales rebates.

Other operating income, net was RMB 336.8 million (US$48.4 million) in 2022, an increase of 6.5% from RMB 316.2 million in 2021. The increase was mainly due to higher government grants.

R&D expenses decreased by 1.5% to RMB 836.4 million (US$120.3 million) compared with RMB 848.8 million in 2021. We continued our initiatives to improve engine performances and the qualities of our engines compliant with China’s National VI and Tier-4 emission standards, and to develop new energy products. In 2022, total R&D expenditures including capitalized costs were RMB 1,017.6 million (US$146.4 million) compared with RMB 1,162.4 million in 2021, representing 6.4% of the revenue compared with 5.5% in 2021.

SG&A expenses were RMB 1,611.7 million (US$231.8 million) in 2022 compared with RMB 1,756.0 million in 2021, a decrease of 8.2%. These expenses represented 10.1% of revenue compared with 8.3% in 2021. The decrease was mainly due to lower freight, personnel and warranty expenses.

As a result, operating profit decreased by 21.7% to RMB 519.3 million (US$74.7 million) in 2022 from RMB 663.5 million in 2021. Operating margin was 3.2% in 2022 compared with 3.1% in 2021.

Finance costs decreased by 17.6% to RMB 95.5 million (US$13.7 million) in 2022 from RMB 115.9 million in 2021.

The share of financial results of associates and joint ventures was a loss of RMB 29.1 million (US$4.2 million) in 2022 compared with a loss of RMB 95.9 million in 2021. The decreased loss was primarily attributable to the higher profit at the MTU Yuchai and the share of lower losses at Y&C.

Profit before tax was RMB 394.7 million (US$56.8 million) in 2022 compared with RMB 451.7 million in 2021.

Income tax expense in 2022 was RMB 59.1 million (US$8.5 million) compared with RMB 43.8 million in 2021.

As a result of the foregoing factors, profit for the year was RMB 335.7 million (US$48.3 million) in 2022 compared with RMB 407.9 million in 2021, representing a decrease of 17.7%.

Net profit attributable to our shareholders decreased by 19.8% to RMB 218.6 million (US$31.4 million) compared with RMB 272.7 million in 2021.

2021 compared to 2020

Revenue for 2021 was RMB 21,265.9 million compared with RMB 20,581.2 million in 2020, an increase of 3.3%. The total number of diesel engines sold by Yuchai in 2021 was 456,791 units compared with 430,320 units in 2020, representing an increase of 26,471 units, or 6.2%, primarily due to higher engine sales in the bus engine markets, passenger vehicles engine sales, and off-road application, particularly agriculture engines, and engines used for marine and power generation application, which more than offset the unit sales decline for truck engines. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 6.9% compared to 2020, as unit sales of trucks declined by 8.7% while unit sales of buses rose by 13.7%.

Cost of sales was comprised of direct material costs, direct labor costs, and direct and indirect production overheads such as wages, depreciation and amortization. Material costs represented approximately 77.4% of revenue in 2021 compared to 75.3% in 2020.

Gross profit was RMB 2,952.1 million in 2021, a decrease of 7.4% from RMB 3,189.6 million in 2020. The gross profit margin was 13.9% in 2021 compared with 15.5% in 2020. The lower gross margin in 2021 was primarily attributable to a change in revenue mix, transition to National VI compliant engines and higher material costs but was partially mitigated by cost reductions during the year.

Other operating income, net was RMB 316.2 million in 2021, a decrease of 16.6% from RMB 378.9 million in 2020. The decrease was mainly due to lower government grants and reduced bank interest income compared with 2020.

R&D expenses increased by 35.5% to RMB 848.8 million compared with RMB 626.5 million in 2020, primarily due to lower capitalization of the R&D expenses. We continued our initiatives to improve engine performances and qualities of engines compliant with China’s National VI and Tier-4 emission standards, and to develop products for new energy vehicles. In 2021, total R&D expenditures including capitalized costs were RMB 1,162.4 million, representing 5.5% of revenue in 2021, compared with RMB 1,157.3 million, representing 5.6% of revenue in 2020.

SG&A expenses were RMB 1,756.0 million in 2021 compared with RMB 1,760.0 million in 2020, a slight decrease of 0.2%. These expenses represented 8.3% of revenue compared with 8.6% in 2020.

As a result, operating profit decreased by 43.9% to RMB 663.5 million in 2021 from RMB 1,182.0 million in 2020. Operating margin was 3.1% in 2021 compared with 5.7% in 2020.

Finance costs decreased by 23.3% to RMB 115.9 million in 2021 from RMB 151.2 million in 2020. Lower finance costs mainly resulted from reduced term loan interest and less bills discounting compared to 2020.

The share of financial results of associates and joint ventures was a loss of RMB 95.9 million in 2021 as compared with a loss of RMB 59.0 million in 2020. The increased loss was primarily due to higher engine development expenses and warranty costs in a joint venture company.

Profit before tax was RMB 451.7 million in 2021 compared with RMB 971.9 million in 2020.

Income tax expense in 2021 was RMB 43.8 million compared with RMB 192.5 million in 2020, the decrease primarily due to lower income and higher tax credits on R&D-related costs. Our effective tax rates were 9.7% and 19.8% for 2021 and 2020, respectively.

As a result of the foregoing factors, profit for the year was RMB 407.9 million in 2021 compared with RMB 779.3 million in 2020, representing a decrease of 47.7%.

Net profit attributable to our shareholders decreased by 50.3% to RMB 272.7 million compared with RMB 548.9 million in 2020.

Inflation

The general annual inflation rate in China increased to 2.0% in 2022 from 0.9% in 2021, according to the National Bureau of Statistics. The results of our operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — B. Risk Factors — If inflation continues to increase in China or elsewhere or if prices of energy, raw materials or components increase, we may not be able to pass the resulting increased costs on to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

Seasonality

In view of COVID curbs induced in China in 2022, the seasonal trend was no longer the same as before. In the past, Yuchai’s results of operations in the first and second quarters of calendar years were typically marginally higher than in the third and fourth quarters of the corresponding year. Such seasonal trend may return to normalcy in 2023 but remains subject to uncertainties in economic or market conditions that may affect this pattern as it has occurred in the past. As a result, cash generated from operations may also be subject to some seasonal variation.

C.	Liquidity and Capital Resources

Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our revenues are substantially generated by Yuchai and its subsidiaries, our Chinese operating companies, and are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service related foreign exchange transactions; however, it is not currently freely convertible under the “capital account” which includes, among other things, foreign direct investment and overseas borrowings by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of SAFE. As a result, there is no material restriction on the ability of the Chinese subsidiaries to transfer funds to Yuchai. However, certain funds transfers from Yuchai to us may be subject to the approval of SAFE. The General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. On March 30, 2015, SAFE issued a notice to take effect from June 1, 2015 loosening the explicit prohibition against the use of Renminbi converted from capital contribution in foreign currency for domestic equity investment as set out in its circulars of August 2008 and July 2011. On June 9, 2016, SAFE issued a notice which became effective on the same day further allowing the use of Renminbi converted from capital contribution in foreign currency to be used for providing loans to affiliated enterprises of foreign invested enterprises. See “Item 3. Key Information — B. Risk Factors — We may not freely convert Renminbi into foreign currency, which could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.”

Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity and new product developments, dividend payments and other operational requirements. We believe that our sources of liquidity are sufficient for our operational and working capital requirements over the next twelve months from the date of this Annual Report. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations are lower than anticipated, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — A. History and Development of the Company — Reorganization Agreement.”

Our cash and bank balances are held in Renminbi, Singapore dollar, US dollar and Euro in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subjected to other adverse conditions in the financial markets. As of the date of this filing, we have experienced no loss or lack of access to cash in our operating accounts.

As of December 31, 2022, we had approximately RMB 4,850.7 million (US$697.8 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

As of December 31, 2022, we had outstanding bank borrowings of RMB 2,341.4 million (US$336.8 million), all of which were incurred by Yuchai.

We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As our business continues to grow, we will also require additional funds for increased working capital requirements and to fund our continued business expansion plans. We expect to fund our working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank borrowings, discounting of bills receivable, issuance of short-term financing bonds (“STFBs”), medium-term notes (“MTNs”), ultra short-term bonds (“USTB”), follow-on equity offerings, accounts receivable factoring or other financing activities by Yuchai.

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

As of December 31, 2022, CYI’s (including Yuchai) unutilized facilities amounted to RMB 518.0 million (US$74.5 million).

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

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from/(used in) operating activities	1,415,368	504,556	(119,419)	(17,179)
Net cash used in investing activities	(785,753)	(738,848)	(133,048)	(19,138)
Net cash used in financing activities	(461,832)	(838,563)	(140,365)	(20,190)

Net increase/(decrease) in cash and cash equivalents	167,783	(1,072,855)	(392,832)	(56,507)
Cash and cash equivalents at January 1	5,753,268	5,877,647	4,788,219	688,764
Effect of exchange rate changes on balances in foreign currencies	(43,404)	(16,573)	56,102	8,070

Cash and cash equivalents at December 31	5,877,647	4,788,219	4,451,489	640,327

In 2022, net cash used in operating activities was RMB 119.4 million (US$17.2 million). The outflow was mainly derived from profit before tax after adjustment of non-cash items of RMB 892.6 million (US$128.4 million), offset by a net outflow from working capital primarily attributed to decrease in trade and other payables and increase in trade and other receivables, partially offset by lower inventories compared to 2021. In 2022, the Group settled its income tax liability by a cash payment of RMB 21.0 million (US$3.0 million). In 2021, net cash from operating activities was RMB 504.6 million. The inflow was mainly derived from profit before tax after adjustment of non-cash items of RMB 925.8 million, partially offset by a net outflow from working capital that was primarily attributed to lower trade payables and contract liabilities, higher inventories compared to 2020 and lower trade and other receivables. In 2021, the Group settled its income tax liability by a cash payment of RMB 170.7 million. In 2020, net cash from operating activities was RMB 1,415.4 million. The inflow was mainly derived from profit before tax after adjustment of non-cash items of RMB 1,335.2 million and a net inflow from working capital primarily attributed to increase in trade payables and contract liabilities, and partially offset by higher inventories compared to 2019 and cash payment for income tax of RMB 234.9 million.

In 2022, net cash used in investing activities was RMB 133.0 million (US$19.1 million). The outflow was mainly due to the purchase of property, plant and equipment of RMB 431.0 million (US$62.0 million) and spending on technology development of RMB 166.3 million (US$23.9 million), partially offset by proceeds from government grants of RMB 193.2 million (US$27.8 million), interest received of RMB 131.3 million (US$18.9 million) and withdrawal of fixed deposits with banks, net, of RMB 123.6 million (US$17.8 million). In 2021, net cash used in investing activities was RMB 738.8 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 572.0 million and spending on technology development of RMB 287.5 million, partially offset by interest received of RMB 125.0 million and proceeds from government grants of RMB 51.9 million. In 2020, net cash used in investing activities was RMB 785.8 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 584.7 million and spending on technology development of RMB 500.1 million, partially offset by proceeds from government grants of RMB 123.2 million and interest received of RMB 171.6 million.

In 2022, net cash used in financing activities was RMB 140.4 million (US$20.2 million). The outflow was mainly due to payment of dividend of RMB 212.0 million (US$30.5 million) and payment for finance costs of RMB 95.7 million (US$13.8 million), partially offset by proceeds from borrowings, net, of RMB 138.4 million (US$19.9 million). In 2021, net cash used in financing activities was RMB 838.6 million. The outflow was mainly due to payment of dividend of RMB 672.6 million, payment for finance costs of RMB 115.8 million and payment of the principal portion of lease liabilities of RMB 23.1 million. In 2020, net cash used in financing activities was RMB 461.8 million. The outflow was mainly due to payment of dividend of RMB 451.4 million, payment for finance costs of RMB 148.8 million and payment of the principal portion of lease liabilities of RMB 35.4 million, partially offset by net borrowings of RMB 173.7 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2022 was RMB 5,873.1 million (US$844.8 million) compared with RMB 5,348.2 million as of December 31, 2021.

As of December 31, 2022, we had loans and borrowings totaling RMB 2,341.4 million (US$336.8 million).

As part of our business strategy, we seek opportunities to invest in China domestic manufacturers of diesel engine and new energy parts and components, as well as in other related automotive businesses, including truck manufacturers, and insurance, warranty servicing and credit support for our customers. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof.

The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2022:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
	(in millions)
Short-term debt (1)	2,368.2	2,158.8	209.4	—
Lease liabilities (1)	60.2	33.1	26.9	0.2
Capital expenditures (2)	532.5	218.8	297.6	16.1

Total	2,960.9	2,410.7	533.9	16.3

(1)	Includes contractual interest payments.
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were RMB 1,055.0 million, RMB 766.4 million and RMB 519.6 million (US$74.7 million) in 2020, 2021 and 2022, respectively. In 2020, 2021 and 2022, these expenditures were used primarily for expanding and upgrading Yuchai’s production capacity in Yulin City, Guangxi, and for technology development for new engines. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai.

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

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2022, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of RMB 532.5 million (US$76.6 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by regulations in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2021 and 2022, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 293.0 million and RMB 942.8 million (US$135.6 million), respectively. These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund its operations, as and when required.

As of December 31, 2021 and 2022, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation amounted to RMB 2,583.1 million and RMB 1,071.8 million (US$154.2 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Research and Development.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of March 1, 2023, there were ten members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck, Stephen Ho Kiam Kong, Hoh Weng Ming and Wong Hong Wai as its nominees. Messrs. Li Hanyang and Wu Qiwei are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
STEPHEN HO Kiam Kong	Director	2020
WONG Hong Wai	Independent Director*	2023
LI Hanyang (1)	Director	2021
WU Qiwei (1)	Director	2012
NEO Poh Kiat (1)(2)(3)	Independent Director	2005
HO Raymond Chi-Keung (2)(3)	Independent Director	2004
XIE Tao (1)(3)	Independent Director	2019
LOO Choon Sen(1)	Chief Financial Officer	2021
Conyers Corporate Services (Bermuda) Limited	Secretary	2015

*	Mr Wong Hong Wai was appointed as a Director of the Company with the effect from March 1, 2023 and was subsequently re-designated as an Independent Director with effect from April 21, 2023.
(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.

Mr. Hoh Weng Ming is the President and a Director of the Company as well as a Director of Yuchai and HLGE. Mr. Hoh has more than 35 years of working experience with extensive regional experience in Singapore, Malaysia, New Zealand, Hong Kong and China. He was previously the Financial Controller of the Company from 2002 to 2003, the Chief Financial Officer of the Company from May 2008 to November 2011 and the Chief Financial Officer of Hong Leong Asia from 2011 to 2013. Prior to that, he had worked in various roles with companies including Johnson Electric Industrial Manufactory Limited as well as Henan Xinfei Electric Co., Ltd. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch, New Zealand and an MBA degree from Massey University, New Zealand. He is a Chartered Accountant in New Zealand and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Dato’ Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, and Venture Delta, as well as the Non-Executive Chairman of HLGE. He is also the Managing Director of Hong Leong International (Hong Kong) Limited and an Executive Director of Hong Leong Hotel Development Limited. Dato’ Gan has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong Group of companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Dato’ Gan is related to Mr. Kwek Leng Peck.

Mr. Kwek Leng Peck is a Director of the Company and Yuchai. He is also the Executive Chairman of Hong Leong Asia and an Executive Director of Hong Leong Investment Holdings Pte. Ltd. and Hong Leong Corporation Holdings Pte. Ltd. He also sits on the boards of HL Technology, Hong Leong China, Well Summit Investments Limited and Hong Leong Finance Limited, as well as other affiliated companies. Mr. Kwek has extensive experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. Mr. Kwek is related to Dato’ Gan Khai Choon.

Mr. Stephen Ho Kiam Kong is a Director of the Company, Grace Star, and Venture Delta. He is also the Chief Executive Officer and a Director of Hong Leong Asia. He also sits on the boards of HL Technology, Hong Leong China and Well Summit, as well as other affiliated companies. Mr. Ho has extensive experience in finance, treasury and risk management from his executive positions previously held at Wilmar International Limited and a Dutch multinational corporate, Royal Philips. Prior to his financial management role, Mr. Ho worked for major international financial institutions in Singapore, Hong Kong and New York in the areas of corporate banking, global markets trading, marketing and sales. Mr. Ho holds a Bachelor of Commerce and Administration Degree from Victoria University of Wellington, New Zealand and had completed the Advanced Management Program at the Harvard Business School, Boston, US.

Mr. Wong Hong Wai was appointed as a Director of the Company with effect from March 1, 2023 and was subsequently re-designated as an Independent Director with effect from April 21, 2023. He is presently an Innovation Advisor with Innovation Partner for Impact, a subsidiary of Enterprise Singapore, and an Associate Faculty Member with the Singapore Institute of Technology. Mr. Wong was with General Motors for 29 years and has extensive experiences in areas such as M&A, new business development, strategic alliance management, sales/marketing, strategic risk management, business strategy, product portfolio planning, global procurement, and business process re-engineering. Mr. Wong is a member of the Singapore Institute of Directors and a Fellow of the Singapore Institute of Arbitrators. He holds a Bachelor of Engineering (Production and Industrial Engineering) degree from the Ulm University of Applied Sciences in Germany and a Master of Business Administration from the National University of Singapore. He has also completed an Executive Program at the Stephen M. Ross School of Business at the University of Michigan, U.S.A. Our Board of Directors has determined that Mr. Wong is independent under the rules of the NYSE.

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

Mr. Neo Poh Kiat is an Independent Director of the Company and Yuchai. Between August 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Mr. Neo is currently also a director of Cambodia Post Bank Plc, Fullerton Credit group companies in China and CapitaLand China Trust Management Limited and Valuemax Group Limited. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Ho Raymond Chi-Keung was previously a Director of the Company from June 2004 to September 2006 and was re-appointed as an Independent Director on April 30, 2013. Mr. Ho is a practicing arbitrator. From 2008 to 2011, he was the Secretary General of the Law Society of Hong Kong and prior to joining the Law Society secretariat in 2006, he had practiced law as a solicitor for 23 years with extensive experience in transactional and contentious matters. Mr. Ho holds Bachelor of Laws and Master of Social Sciences degrees from the University of Hong Kong as well as a Master of Laws degree from the University of London. He is a Fellow of the U.K. Chartered Institute of Arbitrators and a Member of Silicon Valley Arbitration and Mediation Center. Mr. Ho is currently listed on the Panel of Arbitrators of Hong Kong International Arbitration Centre. He was admitted as a Solicitor in Hong Kong and England & Wales; and was a Barrister and Solicitor in the Australian Capital Territory and the Province of British Columbia, Canada; and is currently a non-practicing member of the Law Societies in these jurisdictions. Mr. Ho is also a director of Cheer Moon Development Limited and Power Rich Investment Limited. Our Board of Directors has determined that Mr. Ho is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Xie Tao is an Independent Director of the Company and Yuchai. He is also an Independent Director of Zhengjiang Wanfeng Auto Wheel Co., Ltd and Gongniu Group Co., Ltd, a listed company in China, as well as a Non-independent Non-executive Director of Shanghai Vico Precision Mold & Plastics Co., Ltd. Mr. Xie has more than 30 years of experience in corporate management and financial advisory, including mergers and acquisitions, corporate finance and transaction services. He has spent the major part of his career with PricewaterhouseCoopers (PwC) for nearly 23 years as a lead partner of the Advisory practice in PwC China and as the Senior Partner of Corporate Finance serving on the Executive Board of the China, Singapore and Hong Kong member firms of PwC. Between 2012 and 2014, he was a partner at Ernst & Young, then Deloitte, as a leader of transaction services and corporate finance business. Mr. Xie holds a Bachelor’s degree in Physics from Beijing University in China and was a member of the UK Chartered Association of Certified Accountants. Our Board of Directors has determined that Mr. Xie is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Loo Choon Sen was appointed as the Chief Financial Officer of the Company on June 3, 2021 and a Director of Yuchai effective November 30, 2021. Mr. Loo has over 23 years of experience as a leader in financial operations. Since he joined Cameron International Corporation in 2001, he had held various positions within the group including the positions as Director of Finance for Canada and Director of Financial Services for Asia Pacific Middle East. In 2016, Schlumberger Limited acquired Cameron International Corporation and since then he was the Director of Finance for Schlumberger Limited’s Cameron Product Lines for Asia Pacific Middle East. His last job was with TechnipFMC covering the Asia Pacific region for Surface International. Mr. Loo started his career as an auditor and he was the Financial Controller for a subsidiary of a listed Company in KLSE based out of Papua New Guinea in his early career. Mr. Loo holds a Bachelor of Commerce degree in Finance and Accounting from Curtin University of Technology, Australia and is a CPA in Australia.

Conyers Corporate Services (Bermuda) Limited, previously known as Codan Services Limited was appointed as the Secretary of the Company on January 28, 2015.

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

Directors and Executive Officers of Yuchai

According to Yuchai’s Articles of Association, the Board of Directors of Yuchai shall consist of 13 members. Currently, there are 12 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s Board of Directors has been reconstituted with the Company entitled to elect nine of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us. Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors.

The directors and executive officers of Yuchai as of February 28, 2023 are identified below.

Name	Position in Yuchai	Year First Elected or Appointed Director or Officer
LI Hanyang (1)	Chairman of the Board of Directors	2021
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
WU Qiwei (1)	Director and President	2011
GAN Khai Choon (1)	Director	2007
KWEK Leng Peck (1)	Director	2005
NEO Poh Kiat (1)	Independent Director	2008
XIE Tao (1)	Independent Director	2019
LOO Choon Sen	Director	2021
LAI Tak Chuen Kelvin (2)	Director and Chief Business Controller seconded to Yuchai	2011
YAO Huaxiong	Director and Vice President	2021/2018
GU Tangsheng	Director	2005
LU Yuming	Director	2014
TAY Hui Boon Kelly (2)	Financial Controller seconded to Yuchai	2008
QIN Xiaohong	Chief Accountant	2015/2022
WANG Limin	Vice President	2015
TAN Guirong	Vice President	2015
NING Xingyong	Vice President	2015
CHEN Hai	Vice President	2021
ZHONG Yuwei	Vice President	2021
LIANG Heping	Vice President	2021
CAI Xiaohong	Vice President	2017

(1)	Also a Director of the Company.
(2)	Secondee of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Li Hanyang, Hoh Weng Ming, Wu Qiwei, Gan Khai Choon, Kwek Leng Peck, Neo Poh Kiat, Xie Tao, and Loo Choon Sen, see “Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers of the Company.”

Mr. Lai Tak Chuen Kelvin was appointed Vice President of Operations of the Company on June 7, 2010. He was appointed Chief Business Controller and a Director of Yuchai on March 11, 2011 and June 28, 2013, respectively. Mr. Lai holds a Bachelor of Business Administration in Management from the Hong Kong Metropolitan University (formerly known as “Open University of Hong Kong”) and a Postgraduate Certificate in Engineering Business Management from the University of Warwick, U.K. He worked for ten years as a marine engineer in a shipping company before moving on to Rolls-Royce International Ltd where he held various positions, over a period of 14 years, in their power generation and industrial power business covering the Greater China Region including Taiwan. He has also worked for Cummins Hong Kong Ltd as General Manager in their diesel engine distribution and aftermarket business covering Southern China and Hong Kong.

Mr. Yao Huaxiong was appointed Director of Yuchai in 2021. He served as a Vice President of Yuchai beginning in June 2018 and he was the Head of Technology of Yuchai from December 2016 to November 2018. Mr. Yao holds a Bachelor’s degree in Engineering from Jilin University in China.

Dr. Gu Tangsheng is a Director of Yuchai. He previously served as the Vice Chairman and General Manager of GY Group until stepping down in 2021 and as a Director of GY Group until January 2023. Dr. Gu holds a PhD in Physics from Zhongshan University.

Mr. Lu Yuming is a Director of Yuchai. He stepped down from the Chief Accountant of Yuchai on February 24, 2022 and has served as the Deputy Chief Accountant of Yuchai since then. Mr. Lu holds a Bachelor’s degree in Financial Management (Capital Evaluation) from Zhejiang University and has worked in Yuchai’s finance department since 2001.

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

Ms. Qin Xiaohong is the Chief Accountant of Yuchai. She joined Yuchai in 1990, had held the positions of Chief Accountant from 2007 to 2013, the Chief Economist from 2013 to 2015, and Vice President from 2015 to 2022. She was re-appointed as Chief Accountant of Yuchai in February 2022. Ms Qin holds a Master’s degree in Business Administration from Guangxi University.

Dr. Wang Limin has been serving as a Vice President of Yuchai since 2015. He holds a Bachelor’s degree in Vehicle Engineering from Hubei Automotive Industrial College and a PhD in Advanced Manufacturing from Tianjin University.

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

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investment in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai to resume allowing us access to the financial books and records of Yuchai. Moreover, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement.

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — B. Risk Factors — Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

B.	Compensation

Service Fees

Pursuant to the Amended and Restated Shareholders Agreement of the Company dated November 9, 1994, Hong Leong Asia is entitled to receive no less than US$500,000 from either Yuchai or the Company for management services as long as Hong Leong Asia remains the controlling shareholder, and provided that the services include those of the President and Chief Financial Officer. With effect from January 2008, further to agreements entered into between the Company and Yuchai, Yuchai pays the Company, instead of Hong Leong Asia, consultancy and management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid any fees as set out in the Amended and Restated Shareholders Agreement of November 9, 1994. In 2011, this arrangement was restructured into a separate management services agreement and consulting services agreement, with the total quantum of annual fee remaining the same at US$1,000,000. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholder Agreement.”

The Company and Yuchai entered into a supplemental agreement in 2020 and 2021, respectively, pursuant to which Yuchai paid an additional management fee of RMB 3 million to the Company respectively for the fiscal year 2020 and 2021 in respect of additional management services provided by the Company and higher human resource costs related to those services. In March 2023, the Company and Yuchai entered into a new supplemental agreement in respect of an additional management fee of RMB 3 million for the fiscal year 2022.

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$25,000 to US$569,013 for the fiscal year 2019 at our annual general meeting held on July 17, 2020 and from US$250,000 to US$556,229 for the fiscal year 2020 at our annual general meeting held on July 23, 2021. At our annual general meeting held on July 22, 2022, our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$538,493 for the fiscal year 2021. For fiscal year 2022, and subject to shareholders’ approval at the annual general meeting, we will pay an annual director fee of US$50,000 to each Director (pro-rated accordingly if a director resigns, retires or assumes the position during the year) other than the President of the Company, and an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively.

Our Board of Directors may grant special remuneration to any Director who, being called upon, shall render any special or extra services to or at the request of the Company. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by our Board of Directors. For the year of 2022, our Board of Directors approved a special remuneration of US$50,000 to be paid to one of our Directors.

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

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of share options may not exceed ten years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2022, there were 270,000 options outstanding under the Equity Incentive Plan. No further options have since been granted under the Equity Incentive Plan. The options vest in three equal installments over a three-year term and as of December 31, 2022 and February 28, 2023, all options granted have vested in the grantees.

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

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2022 was approximately RMB 52.0 million (US$7.5 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. For more details, see also “Item 6. Directors, Senior Management and Employees — B. Compensation — Remuneration and Pensions.”

Employees

As of December 31, 2020, 2021 and 2022, Yuchai employed 8,927, 8,927 and 8,579 people, respectively, the significant majority of whom are located in China.

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 7.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For fiscal year 2022, the total annual salary and bonus paid and payable to Yuchai’s employees was RMB 923.6 million (US$132.9 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of February 28, 2023 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 40,858,290 shares of Common Stock outstanding as of February 28, 2023.

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	18,270,965	44.72%
Coomber Investments Limited (2)	7,028,151	17.20%
Shah Capital Management (3)	4,095,793	10.02%

(1)

Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 18,270,965 shares of Common Stock or approximately 44.72% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — B. Risk Factors — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)

Information based on the Schedule 13D filed with the SEC on February 13, 2020 by Coomber, Goldman Industrial Ltd., GY Group, State-owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region, Guangxi Beibu Gulf Industry Investment Fund Limited Partnership, Guangxi Industrial Development Co., Ltd. and the State-owned Assets Supervision and Administration Commission of the People’s Government of Yulin City, according to which each of the foregoing entities may be deemed to share voting and dispositive power with respect to the 7,028,151 shares of Common Stock held directly by Coomber.

(3)	Information based on a report on Form 13F filed by Shah Capital Management with the SEC on January 13, 2023 for the fourth quarter ended December 31, 2022.

As of February 28, 2023, there were 25,937,303 shares of Common Stock, or 63.48% of the total number of shares of Common Stock, held of record by 11 holders with registered addresses in the United States.

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

B.	Related Party Transactions

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

The Reorganization Agreement was scheduled to terminate on June 30, 2007. On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and the GY Group, which is intended to be in furtherance of certain terms of the Reorganization Agreement, as amended. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates certain terms of the Reorganization Agreement. See “Item 4. Information on the Company — A. History and Development of the Company — Cooperation Agreement.”

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks, at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. Pursuant to a management services agreement and a consulting services agreement, we charge a total of US$1.0 million per annum to Yuchai for these services. In consideration of the increase of management services as well as higher human resource costs incurred to provide services to Yuchai, the Company entered into supplemental agreements with Yuchai on a yearly basis since 2019, for an additional management fee of RMB 3 million per annum paid by Yuchai to the Company. The Company and Yuchai have executed the supplemental agreement in March 2023 in respect of an additional management fee for the year 2022.

During fiscal year 2022, certain affiliates of Hong Leong Asia charged us RMB 9.0 million (US$1.3 million) for certain general and administrative expenses such as insurance premium, corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During fiscal year 2022, Yuchai entered into agreements with the GY Group (including its subsidiaries and affiliates) and with Yuchai’s associates and joint ventures for, among other things, sales of engines and parts to the GY Group, purchase of parts, supplies and engines from the GY Group, and other business relating to, among other things, hospitality, lease of assets, property management services, and delivery, storage, distribution and handling services. For further details on our business transactions with related parties, please see Note 29 to our consolidated financial statements in Item 18.

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

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

In response to earlier difficulties with respect to corporate governance measures and certain dividends declared by Yuchai, we initiated legal and arbitration proceedings in New York, London and Singapore against Yuchai, Mr. Wang and other related parties in May 2003. We subsequently discontinued these proceedings as a result of the execution of the July 2003 Agreement. Among other things, the July 2003 Agreement led to the resolution at that time of previous disagreements with respect to the payment of dividends by Yuchai to us and the re-appointment of Mr. Wang Jianming as Chief Executive Officer and Chairman of the Board of Directors of Yuchai in September 2003. We and Yuchai also agreed to work together to implement corporate governance procedures and to promote plans to enhance shareholder value. However, from time to time, we have continued to face difficulties in obtaining the cooperation of the Chinese shareholders of Yuchai in the daily management and operation of Yuchai and to fully exercise our controlling interest in Yuchai. Following the execution of the July 2003 Agreement, disagreements among the parties recurred. For example, representatives of the Chinese shareholders of Yuchai alleged that resolutions passed by our six wholly-owned subsidiaries at Yuchai’s shareholders’ meeting in December 2004 were invalid, allegations with which we disagreed.

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

Dividends

See “Item 3. Key Information — B. Dividends.”

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

A.	Memorandum of Association and Bye-Laws

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

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice
Director Independence

•	A majority of the board must consist of independent directors.	•	Four of our ten directors, Messrs. Xie Tao, Neo Poh Kiat, Ho Raymond Chi-Keung and Wong Hong Wai are independent within the meaning of the NYSE standards.

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

The special share is not transferable except to Hong Leong Asia and its affiliates or to China Everbright Holdings and its affiliates. The special share shall cease to carry any rights in the event that, if Hong Leong Asia and its affiliates own the special share, Hong Leong Asia and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock), or if China Everbright Holdings and its affiliates own the special share, China Everbright Holdings and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of Common Stock (or such equivalent number upon a consolidation or subdivision of shares of Common Stock). For more details, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — The Special Share.”

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

B.	Exchange Controls

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. In recent years, there have been periods of volatility of the exchange rate between Reminbi and the US dollar. By comparing the currency exchange rate of the US dollar against Reminbi, which was 6.3757 as of December 31, 2021 and 6.9519 as of February 28, 2023, respectively, the Renminbi depreciated about 8.8% against the US dollar with the average exchange rate of 6.7404. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

On February 13, 2015, SAFE issued the Notice on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments (“Notice 13”), which shall become effective on June 1, 2015. According to Notice 13, the banks are designated to directly review and deal with the foreign exchange registration for foreign direct investment in China Mainland and outbound direct investment. SAFE shall supervise the registration activities indirectly through banks. Certain operating procedures for direct investments are also simplified.

On March 30, 2015, SAFE issued the Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises (“Notice 19”), which took effect on June 1, 2015. According to the Notice 19, an ordinary FIE such as Yuchai, may make the equity investment by transferring the Renminbi converted from capital contribution in foreign currency (“Converted Renminbi”) to the Account for Foreign Exchange Settlement Pending Payment opened by the invested enterprise.

On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (“Notice 16”), which became effective on the same day. Pursuant to Notice 16, domestic institutions (FIEs included) may voluntarily settle 100% (the percentage is subject to adjustment by SAFE) of their foreign exchange earnings under capital account (including capitals contribution in foreign currency and foreign debts, etc.) to the Account for Foreign Exchange Settlement Pending Payment based on actual needs under the permitted business scope. Meanwhile, Notice 16 further loosens up the restrictions imposed on the use of Converted Renminbi. According to Notice 16, the Converted Renminbi can be used for providing loans to affiliated enterprises of FIEs.

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

C.	Taxation

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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months (“safe harbor rule”).

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

On October 17, 2017, the Chinese State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “Announcement 37”), certain provision was repealed and Subsection 2 of Section 8 of Circular 7 was repealed.

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

•

The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was first applicable from 2001 to 2010. In 2011, the scheme was extended to 2020, and further extended to December 2030 with effective from January 1, 2021. In August 2014, the catalogue of qualifying industries for the Western Development Incentive Scheme was published and the catalogue for 2020 became effective on March 1, 2021. As an auto parts and accessories manufacturing is one of the qualifying industries, Yuchai filed its corporate tax returns under this scheme from 2008 to 2014, and two of its subsidiaries filed and will file their corporate tax return under this scheme for 2021 and 2022.

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. Yuchai has applied to tax authorities to qualify under this scheme every 3 years since 2011 and was certified as a high technology company with effect from 2011 to 2022. Yuchai filed its corporate tax returns under the High Technology Incentive Scheme from 2015 to 2021 and will file its corporate tax return under this scheme for 2022 in mid-2023. Its application for the high-technology company qualification renewal is scheduled for submission by Yuchai in mid-2023.

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

There were no further changes to the value-added tax rates in 2021 and 2022 applicable to Yuchai.

United States Federal Income Taxation

This section describes material United States federal income tax consequences of owning and disposing of Common Stock. It applies to a US Holder (as defined below) that holds the Common Stock as a capital asset for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, including:

•	a financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a real estate investment trust,

•	a regulated investment company,

•	U.S. expatriates,

•	persons who acquired Common Stock pursuant to the exercise of any employee share option or otherwise as compensation,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for any alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the stock of the Company (by vote or value),

•	a person that owns Common Stock through a partnership or other pass-through entity or arrangement,

•	a person that holds Common Stock as part of a straddle or a hedging or conversion transaction,

•	a person whose functional currency is not the US dollar, or

•	a person subject to special tax accounting rules as a result of any item of gross income with respect to the Common Stock being taken into account in an applicable financial statement.

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

US Holders should consult their tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares in their particular circumstances.

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

D.	Documents on Display

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates. The majority of Yuchai’s debt is variable rate short-term, medium-term and long-term Renminbi denominated borrowings obtained by Yuchai. The interest rates of such borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. The investment market sentiments may also have an impact over our securities investment in HLGE. We also have various credit facilities from banks in Singapore to finance our working capital requirements. As of December 31, 2022, we had outstanding consolidated loans of RMB 2,341.4 million (US$336.8 million).

The Company is exposed to the following market risk factors:

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, quoted equity securities and derivative financial instrument.

Interest rate risk

The primary source of the Company’s interest rate risk relates to interest-bearing bank deposits and loans and borrowings from banks and financial institutions. The interest-bearing loans and borrowings of the Company are disclosed in Note 26. As certain interest rates are based on interbank offer rates, the Company is exposed to cash flow interest rate risk. This risk is not hedged. Interest-bearing bank deposits are short to medium-term in nature but given the significant cash and bank balances held by the Company, any variation in the interest rates may have a material impact on the results of the Company.

The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for bank deposits and interest-bearing financial liabilities at December 31, 2022 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis points increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 (2021: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2022 of the Company would increase/decrease by RMB 12.2 million (US$1.8 million) (2021: profit increase/decrease by RMB 15.4 million).

Foreign currency risk

The Company is exposed to foreign currency risk on sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Company. The currencies giving rise to this risk in fiscal years 2021 and 2022 are primarily Singapore dollar, Euro and the United States dollar.

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

The Company’s exposures to foreign currency are as follows:

2021	Singapore Dollar	Euro	United States Dollar	Others
	RMB	RMB	RMB	RMB
	(in thousands)
Quoted equity securities	606	—	—	—
Trade and other receivables	676	8,806	297	—
Cash and bank balances	164,544	2,535	4,345	14,342
Financial liabilities	(1,428)	—	—	—
Trade and other payables	(4,551)	(8,997)	(3,651)	(510)

	159,847	2,344	991	13,832

US$	25,283	371	157	2,188

2022	Singapore Dollar	Euro	United States Dollar	Others
	RMB	RMB	RMB	RMB
	(in thousands)
Trade and other receivables	1,504	7,328	4,484	218
Cash and bank balances	166,517	1,282	26,521	15,340
Financial liabilities	(202)	—	—	—
Trade and other payables	(5,064)	(11,586)	(7,258)	(2,579)

	162,755	(2,976)	23,747	12,979

US$	23,412	(428)	3,416	1,867

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Singapore dollar	15,985	16,276	2,341
Euro	234	(298)	(43)
United States dollar	99	2,375	342

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report of this Annual Report on Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	2021		2022
	RMB		RMB
	(in thousands)
Audit fees	8,174	(1)	7,849	(2)
Audit-related fees	323		336
Tax fees	123		124
All other fees	—		101
Total	8,620		8,410

(1)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2021. The remaining audit fees for fiscal year 2021 of RMB 4.8 million were billed in 2022.

(2)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during fiscal year 2022. The remaining audit fees of RMB 6.4 million had not been billed as of February 28, 2023.

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

Pre-Approval Policies and Procedures

The Company’s Audit Committee pre-approves each engagement of Ernst & Young LLP for audit-related services and certain other services (including tax services) not prohibited under the Sarbanes-Oxley Act of 2002, performed and to be performed for the Company. All audit, audit-related, tax, and other fees described above were approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As our Common Stock is listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies. Our Audit Committee is comprised of three independent non-executive directors, namely Messrs. Xie Tao (Chairman), Neo Poh Kiat and Ho Raymond Chi-Keung. Each of Messrs. Xie Tao, Neo Poh Kiat and Ho Raymond Chi-Keung satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices, which are in compliance with Bermuda law, and those followed by U.S. companies can be found in “Item 10. Additional Information — A. Memorandum of Association and Bye-Laws — Corporate Governance.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

1.2	Bye-laws of the Registrant (incorporated herein by reference to the Form F-1).(P)

2.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934. (See “Item 10. Additional Information — A. Memorandum of Association and Bye-Laws”)

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
Name: Hoh Weng Ming
Title: President and Director

Date: April 26, 2023

China Yuchai International Limited
Consolidated Financial Statements
December 31, 2022

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Yuchai International Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2023 expressed an unqualified opinion thereon.
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

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Yuchai International Limited
Critical Audit Matter (cont’d)

Capitalization of development costs

Description of the Matter
Prior to the financial year ended December 31, 2020, the Group has commenced the process to research and develop new engine models to comply with the new engine emission standards as promulgated by the People’s Republic of China (the “Development Projects”). The efforts to develop such new engines continued during the financial year ended December 31, 2022. The Group has determined that the Development Projects met the capitalization criteria as stated in Note 2.3 (l) to the consolidated financial statements and has capitalized RMB 1,052.2 million (US$ 151.4 million) of development costs as of December 31, 2022, as disclosed in Note 12 to the consolidated financial statements.

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

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2009
Singapore
April 26, 2023

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on Internal Control over Financial Reporting
We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, China Yuchai International Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 26, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
Singapore
April 26, 2023

China Yuchai International Limited
Consolidated Statement of Profit or Loss

	Note	31.12.2020	31.12.2021	31.12.2022	31.12.2022
		RMB’000	RMB’000	RMB’000	US$’000
Revenue	6	20,581,170	21,265,930	16,030,636	2,305,936
Cost of sales		(17,391,599)	(18,313,817)	(13,399,986)	(1,927,529)

Gross profit		3,189,571	2,952,113	2,630,650	378,407
Other operating income	7.2(a)	400,269	326,171	334,349	48,095
Other operating expenses	7.2(b)	(21,322)	(9,982)	2,407	346
Research and development expenses		(626,478)	(848,812)	(836,438)	(120,318)
Selling, general and administrative expenses		(1,760,036)	(1,755,957)	(1,611,677)	(231,833)

Operating profit		1,182,004	663,533	519,291	74,697
Finance costs	7.3	(151,170)	(115,928)	(95,472)	(13,733)
Share of profit/(loss) of associates, net of tax		452	90	(1,547)	(223)
Share of loss of joint ventures, net of tax	5	(59,422)	(95,985)	(27,546)	(3,962)

Profit before tax		971,864	451,710	394,726	56,779
Income tax expense	8	(192,538)	(43,816)	(59,065)	(8,496)

Profit for the year		779,326	407,894	335,661	48,283

Attributable to:
Equity holders of the Company		548,903	272,673	218,581	31,442
Non-controlling interests		230,423	135,221	117,080	16,841

		779,326	407,894	335,661	48,283

Earnings per share (dollar per share)
- Basic	9	13.43	6.67	5.35	0.77
- Diluted	9	13.43	6.67	5.35	0.77

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Comprehensive Income

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Profit for the year	779,326	407,894	335,661	48,283

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods, net of tax:
Foreign currency translation	(63,864)	(36,685)	88,708	12,760
Net fair value change on debt instruments at fair value through other comprehensive income	(2,752)	63,890	409	59

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods, representing other comprehensive income for the year, net of tax	(66,616)	27,205	89,117	12,819

Total comprehensive income for the year, net of tax	712,710	435,099	424,778	61,102

Attributable to:
Equity holders of the Company	492,966	293,240	292,369	42,056
Non-controlling interests	219,744	141,859	132,409	19,046

	712,710	435,099	424,778	61,102

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Financial Position

	Note	31.12.2021	31.12.2022	31.12.2022
		RMB’000	RMB’000	US$’000
ASSETS

Non-current assets
Property, plant and equipment	10	4,197,909	3,995,744	574,770
Investment property	11	5,086	4,756	684
Intangible assets	12	1,758,582	1,874,824	269,685
Investment in associates		2,467	259	37
Investment in joint ventures	5	151,095	154,703	22,253
Deferred tax assets	8	398,174	450,882	64,857
Long-term bank deposits	16	110,000	20,000	2,877
Right-of-use assets	17	344,814	342,141	49,216
Capitalized contract cost	6.2	147,499	197,692	28,437

		7,115,626	7,041,001	1,012,816

Current assets
Inventories	13	5,208,636	4,937,755	710,274
Trade and other receivables	15	7,342,719	7,311,347	1,051,705
Other current assets	14	16,773	16,710	2,404
Cash and cash equivalents	16	4,788,219	4,451,489	640,327
Short-term bank deposits	16	357,335	351,567	50,571
Restricted cash	16	76,001	27,687	3,983

		17,789,683	17,096,555	2,459,264

Total assets		24,905,309	24,137,556	3,472,080

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Financial Position

	Note	31.12.2021	31.12.2022	31.12.2022
		RMB’000	RMB’000	US$’000
EQUITY AND LIABILITIES

Equity
Issued capital	18	2,081,138	2,081,138	299,362
Statutory reserves	20	309,237	335,735	48,294
Capital reserves	20	30,704	(4,196)	(604)
Retained earnings		6,578,865	6,661,264	958,193
Other components of equity	20	(140,792)	(64,995)	(9,349)

Equity attributable to equity holders of the Company		8,859,152	9,008,946	1,295,896
Non-controlling interests		2,756,192	2,826,118	406,525

Total equity		11,615,344	11,835,064	1,702,421

Non-current liabilities
Loans and borrowings	26	100,000	200,000	28,769
Lease liabilities	25	13,406	28,208	4,058
Contract liabilities	24	69,173	77,339	11,125
Deferred tax liabilities	8	65,544	61,825	8,893
Deferred grants	27	411,658	476,384	68,526
Other financial liability	28	—	45,950	6,610
Other payables	22	188,725	189,366	27,239

		848,506	1,079,072	155,220

Current liabilities
Trade and other payables	22	9,443,738	8,139,408	1,170,818
Loans and borrowings	26	2,103,000	2,141,432	308,036
Lease liabilities	25	27,125	31,433	4,521
Contract liabilities	24	573,259	617,737	88,859
Provision for taxation		41,309	73,296	10,543
Provision	23	253,028	220,114	31,662

		12,441,459	11,223,420	1,614,439

Total liabilities		13,289,965	12,302,492	1,769,659

Total equity and liabilities		24,905,309	24,137,556	3,472,080

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2020	2,081,138	304,307	30,704	6,456,802	(36,091)	19,758	(77,617)	(11,472)	8,767,529	2,805,856	11,573,385

Profit for the year	—	—	—	548,903	—	—	—	—	548,903	230,423	779,326
Other comprehensive income for the year, net of tax	—	—	—	—	(53,834)	—	(2,103)	—	(55,937)	(10,679)	(66,616)

Total comprehensive income for the year	—	—	—	548,903	(53,834)	—	(2,103)	—	492,966	219,744	712,710

Contributions by and distributions to owners
Dividends declared and paid (US$0.85 per share)	—	—	—	(245,871)	—	—	—	—	(245,871)	—	(245,871)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	(207,514)	(207,514)

Other
Transfer to statutory reserves	—	2,858	—	(2,858)	—	—	—	—	—	—	—

At December 31, 2020	2,081,138	307,165	30,704	6,756,976	(89,925)	19,758	(79,720)	(11,472)	9,014,624	2,818,086	11,832,710

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2021	2,081,138	307,165	30,704	6,756,976	(89,925)	19,758	(79,720)	(11,472)	9,014,624	2,818,086	11,832,710

Profit for the year	—	—	—	272,673	—	—	—	—	272,673	135,221	407,894
Other comprehensive income for the year, net of tax	—	—	—	—	(28,251)	—	48,818	—	20,567	6,638	27,205

Total comprehensive income for the year	—	—	—	272,673	(28,251)	—	48,818	—	293,240	141,859	435,099

Contributions by and distributions to owners
Dividends declared and paid (US$1.70 per share) (Note 19)	—	—	—	(448,712)	—	—	—	—	(448,712)	—	(448,712)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	(203,753)	(203,753)

Other
Transfer to statutory reserves	—	2,072	—	(2,072)	—	—	—	—	—	—	—

At December 31, 2021	2,081,138	309,237	30,704	6,578,865	(118,176)	19,758	(30,902)	(11,472)	8,859,152	2,756,192	11,615,344

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2022	2,081,138	309,237	30,704	6,578,865	(118,176)	19,758	(30,902)	(11,472)	8,859,152	2,756,192	11,615,344

Profit for the year	—	—	—	218,581	—	—	—	—	218,581	117,080	335,661
Other comprehensive income for the year, net of tax	—	—	—	—	73,477	—	311	—	73,788	15,329	89,117

Total comprehensive income for the year	—	—	—	218,581	73,477	—	311	—	292,369	132,409	424,778

Contributions by and distributions to owners
Contribution by non-controlling interests	—	—	—	—	—	—	—	—	—	53,500	53,500
Dividends declared and paid (US$0.40 per share) (Note 19)	—	—	—	(109,684)	—	—	—	—	(109,684)	—	(109,684)

Transaction with non-controlling interests
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	—	—	(103,199)	(103,199)
Change in ownership interests in subsidiaries
Dilution of interest in subsidiary	—	—	—	—	—	—	—	2,009	2,009	(2,009)	—

Other

Transfer to statutory reserves	—	26,498	—	(26,498)	—	—	—	—	—	—	—
Issuance of put option to non-controlling interests of subsidiary	—	—	(34,900)	—	—	—	—	—	(34,900)	(10,775)	(45,675)

At December 31, 2022	2,081,138	335,735	(4,196)	6,661,264	(44,699)	19,758	(30,591)	(9,463)	9,008,946	2,826,118	11,835,064

US$’000	299,362	48,294	(604)	958,193	(6,430)	2,842	(4,400)	(1,361)	1,295,896	406,525	1,702,421

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Cash Flows

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Operating activities

Profit before tax	971,864	451,710	394,726	56,779
Adjustments:
Amortization of intangible asset	1,012	38,957	64,939	9,341
Bad debt written off/(recovered)	40	(5)	—	—
Depreciation of:
- investment property	376	355	348	50
- property, plant and equipment	450,092	492,826	516,276	74,264
- right-of-use assets	43,127	41,458	43,129	6,204
Dividend income from quoted equity securities	(166)	(168)	(13)	(2)
Exchange (gain)/loss	(1,827)	3,271	(273)	(39)
Fair value gain on foreign exchange forward contract	(999)	—	—	—
Fair value loss/(gain) on quoted equity securities	1,196	(138)	—	—
Finance costs	151,170	115,928	95,472	13,733
(Gain)/loss on disposal of:
- associate (i)	—	—	(1,329)	(191)
- property, plant and equipment	4,183	(1,224)	(6,535)	(940)
- quoted equity securities	(874)	(5,416)	(2,291)	(330)
- right-of-use assets	(2,574)	(14,714)	(3,929)	(565)
Government grants	(209,793)	(152,932)	(176,264)	(25,355)
Interest income	(166,970)	(132,083)	(131,879)	(18,970)
Impairment losses on:
- investment in joint venture	—	—	990	142
- property, plant and equipment	3,920	7,227	17,278	2,485
(Reversal of impairment losses)/impairment losses on trade receivables	(13,849)	(7,987)	41	6
Impairment losses /(reversal of impairment losses) on non-trade receivables	638	(538)	(500)	(72)
Impairment losses/(reversal of write-down) of inventories, net	27,978	(9,010)	54,885	7,895
Inventories written off	—	10,085	—	—
Property, plant and equipment written off	7,417	1,134	3,295	474
Provision/(reversal) for onerous contract, net	11,323	(8,810)	(4,829)	(694)
Share of loss of associates and joint ventures, net of tax	58,970	95,895	29,093	4,185
Write-back of trade and other payables	(1,052)	—	—	—

Profit before tax after adjustments	1,335,202	925,821	892,630	128,400

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Cash Flows

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Changes in working capital
(Increase)/decrease in inventories	(1,687,639)	(740,835)	185,879	26,738
(Increase)/decrease in trade and other receivables and capitalized contract cost	(238,571)	1,300,470	(7,411)	(1,066)
Increase/(decrease) in trade and other payables and contract liabilities	2,241,327	(809,978)	(1,169,482)	(168,225)
Increase in development properties	(75)	(202)	(25)	(4)

Cash flows from/(used in) operating activities	1,650,244	675,276	(98,409)	(14,157)
Income taxes paid	(234,876)	(170,720)	(21,010)	(3,022)

Net cash flows from/(used in) operating activities	1,415,368	504,556	(119,419)	(17,179)

Investing activities
Additional investment in a joint venture	—	(17,640)	(1,950)	(280)
Development costs	(500,147)	(287,480)	(166,283)	(23,919)
Dividend received from:
- quoted equity securities	166	135	47	7
Interest received	171,556	125,004	131,331	18,891
Proceeds from disposal of:
- associate (i)	—	—	1,000	144
- property, plant and equipment	2,385	405	9,232	1,328
- quoted equity securities	1,354	6,485	641	92
- right-of-use assets	5,772	34,123	7,185	1,034
Proceeds from government grants	123,178	51,862	193,156	27,785
Purchase of property, plant and equipment	(584,676)	(572,047)	(430,966)	(61,993)
(Placement)/withdrawal of fixed deposits with banks, net	(5,341)	(79,695)	123,559	17,773

Net cash flows used in investing activities	(785,753)	(738,848)	(133,048)	(19,138)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Cash Flows

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Financing activities
Dividends paid to:
- equity holders of the Company	(245,871)	(448,712)	(109,684)	(15,778)
- non-controlling interests	(205,525)	(223,917)	(102,299)	(14,715)
Interest paid and discounting on bills	(148,793)	(115,813)	(95,717)	(13,768)
Contribution by non-controlling interests	—	—	53,500	7,696
Payment of principal portion of lease liabilities	(35,363)	(23,121)	(24,597)	(3,538)
Proceeds from borrowings	2,230,000	1,938,920	2,048,432	294,658
Repayment of borrowings	(2,056,280)	(1,965,920)	(1,910,000)	(274,745)

Net cash flows used in financing activities	(461,832)	(838,563)	(140,365)	(20,190)

Net increase/(decrease) in cash and cash equivalents	167,783	(1,072,855)	(392,832)	(56,507)
Cash and cash equivalents at January 1	5,753,268	5,877,647	4,788,219	688,764
Effect of exchange rate changes on balances in foreign currencies	(43,404)	(16,573)	56,102	8,070

Cash and cash equivalents at December 31	5,877,647	4,788,219	4,451,489	640,327

Note:

(i)
In November 2022, Yuchai’s subsidiary company, Guangxi Yuchai Mould Equipment Company Limited, disposed its entire shareholding in its associate company, Guangxi Yuchai Quan Xing Machinery Co., Ltd., to a third party for a cash consideration of RMB 2.0 million (US$ 0.3 million) and a gain on disposal of RMB 1.3 million (US$ 0.2 million) was recognized in the consolidated statement of profit or loss under “Other income”. Partial proceeds of RMB
1.0 million (US$ 0.1
 million) was received in November 2022 and the remaining balance was received in January 2023 upon completion of the disposal.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

1.	Corporate information

1.1	Incorporation
The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the directors on April 26, 2023.
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
The Company was established to acquire a controlling financial interest in Guangxi Yuchai Machinery Company Limited (“Yuchai”), a Sino-foreign joint stock company which manufactures and distributes engines for on-road and off-road applications in the People’s Republic of China (the “PRC”).
The Company owns, through
six
wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai. Guangxi Yuchai Machinery Group Company Limited (“GY Group”), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai.
As of December 31, 2022, Yuchai has 10

(2021: 11) direct and
32

(2021: 33) indirectly owned subsidiaries and
five

joint ventures (2021: four joint ventures and one associate). Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”), Guangxi Yuchai Marine and Genset Power Co., Ltd (“MPG”), Yuchai Xin-Lan New Energy Power Technology Co., Ltd (“Yuchai Xin-Lan”), and Guangxi Yuchai Foundry Co., Ltd (formerly known as Guangxi Yuchai Accessories Manufacturing Co., Ltd) are the most significant subsidiaries of Yuchai. YMMC has
27

(2021: 29) wholly-owned subsidiaries (collectively “YMMC Group”) located at various provinces in the PRC. The principal business of YMMC Group are trading and distribution of components of diesel engines and automobiles. MPG has taken over the operations of Yuchai’s marine and power generation unit since December 2021. The principal business of Yuchai Xin-Lan is to research, develop and construct new production capacity for Yuchai’s new energy technologies including fuel cell systems, range extenders, hybrid power, electric drive system, etc. The principal business activities of Guangxi Yuchai Foundry Co., Ltd is to cast, manufacture and distribute engine components.
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
As of December 31, 2021 and 2022, the Group’s shareholding interest in HLGE remains at 50.2%, net of the ordinary shares held by the Trustee under the Trust.
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
Translation of amounts from Renminbi to the United States Dollar (“US Dollar”) is solely for the convenience of the reader. Translation of amounts from Renminbi to US Dollar has been made at the rate of RMB 6.9519 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on February 28, 2023 and all values are rounded to the nearest thousand (“US$’000”), except when otherwise indicated.
The consolidated financial statements provide comparative information in respect of the previous period.

2.2	Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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
Where the Group had granted put option to third party investors (non-controlling interests) for their investments in subsidiaries, the Group recognized a financial liability based on the present value of the amount payable upon exercise of the put. A corresponding amount to equity attributable to the parent (capital reserves) will be recognized.

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
Fair value related disclosures for financial instruments that are measured at fair value are summarized in the following notes:

•	Quoted equity securities	Note 34

•	Bills receivable	Note 34

•	Foreign exchange forward contract	Note 34

(e)	Foreign currency translation
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
(i) Variable consideration
If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception. Some contracts for the sale of engines provide customers with sales rebates based on the sales volume. The sales rebates give rise to variable consideration.
Sales rebates
The Group enters into contractual arrangements to provide certain customers with sales rebates when the quantity of products purchased during the period exceeds a threshold specified in the contract. Based on contractual arrangement with the customers, the sales rebates are netted against “Trade receivables”. If the receivables had been settled by the customers, amounts in excess of “Trade receivables” will be recognized as refund liabilities in “Trade and other payables”.
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

Right of return assets
A
right-of-return
asset is recognized for the right to recover the goods expected to be returned by customers. The asset is measured at the former carrying amount of the inventory, less any expected costs to recover the goods and any potential decreases in value. The Group updates the measurement of the asset for any revisions to the expected level of returns and any additional decreases in the value of the returned products.
Refund liabilities
A refund liability is recognized for the obligation to refund some or all of the consideration received (or receivable) from a customer. The Group’s refund liabilities arise from customers’ right of return and sales rebates. Based on contractual arrangement with the customers, sales rebates are netted against “Trade receivables”. If the receivables had been settled by the customers, amounts in excess of “Trade receivables” will be recognized as refund liabilities.
Refund liabilities arising from contractual sales returns is measured at the amount the Group ultimately expects it will have to return to the customer. The Group updates its estimates of refund liabilities arising from sales returns at the end of each reporting period.
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
Freehold land has an unlimited useful life and therefore is not depreciated. Asset under construction included in property, plant and equipment are not depreciated as these assets are not yet ready for intended use. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Freehold buildings	:	50 years
Leasehold buildings and improvements	:	50 years or period of lease, whichever is shorter
Plant, machinery and equipment	:	2 to 20 years
Office furniture, fittings and equipment	:	2 to 20 years
Motor and transport vehicles	:	4 to 11 years
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
This category generally applies to loans and borrowings, lease liabilities, other liabilities and payables. For more information, refer to Note 22, 25, 26 and 28.
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
The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of seven

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
Right-of-use
assets are depreciated on a straight-line basis over the shorter of the lease term and estimated useful lives of the assets, as follows:

•	Leasehold land	3 to 50 years

•	Building and office space	1 to 6 years

•	Office furniture, fittings and equipment	5 years

•	Motor vehicles	12 years
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
Group as a lessee (cont’d)

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
Product warranty
The Group recognizes a liability at the time the product is sold, for the estimated future costs relating to the assurance-type warranties, to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road
applications engines, warranties extend for a duration (generally 3 to 36 months) or mileage (generally 5,000 to 300,000 kilometers), whichever materializes first. For other applications engines, warranties extend for a duration of generally 2 to 36 months or running hours of 300 to 7,000 hours, whichever materializes first. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.
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
New and amended standards and interpretations
The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Onerous Contracts – Costs of Fulfilling a Contract –
Amendments to IAS 37
An onerous contract is a contract under which the unavoidable of meeting the obligations under the contract costs (i.e., the costs that the Group cannot avoid because it has the contract) exceed the economic benefits expected to be received under it.
The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.
These amendments had no impact on the consolidated financial statements of the Group as the Group didn’t not include the general and administrative costs that do not relate to the contract.
Reference to the Conceptual Framework –
Amendments to IFRS 3
The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.
The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37
Provisions, Contingent Liabilities and Contingent Assets
or IFRIC 21
Levies
, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.
The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.
These amendments had no impact on the consolidated financial statements of the Group as there were no contingent assets, liabilities or contingent liabilities within the scope of these amendments that arose during the period.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.4	Changes in accounting policies and disclosures (cont’d)

Property, Plant and Equipment: Proceeds before Intended Use –
Amendments to IAS 16

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.
These amendments had no impact on the consolidated financial statements of the Group as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.
IFRS 1
First-time Adoption of International Financial Reporting Standards
– Subsidiary as a first-time adopter
The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.
These amendments had no impact on the consolidated financial statements of the Group as it is not a first time adopter.
IFRS 9
Financial Instruments
– Fees in the “10 per cent” test for
de-recognition
of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39
Financial Instruments: Recognition and Measurement
.
These amendments had no impact on the consolidated financial statements of the Group as there were no modifications of the Group’s financial instruments during the period.

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
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Basis of preparation and accounting policies (cont’d)

2.5	Standards issued but not yet effective (cont’d)

Definition of Accounting Estimates
-
Amendments to IAS 8
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.
The amendments are not expected to have a material impact on the Group.
Disclosure of Accounting Policies -
Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2
Making Materiality Judgements
, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory
guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.
The Group is currently assessing the impact of the amendments to determine the impact that will have on the Group’s accounting policy disclosures.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction -
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

Lease Liability in a Sale and Leaseback -
Amendments to IFRS 16
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (
Amendments to IFRS 16
). The
amendment to IFRS 16 Leases
specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
The amendment is intended to improve the requirements for sale and leaseback transactions in IFRS 16. It does not change the accounting for leases unrelated to sale and leaseback transactions.
The amendment applies retrospectively to annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The amendments are not expected to have a material impact on the Group.
Amendments to IFRS 17
Insurance Contracts
In May 2017, the IASB issued IFRS 17
Insurance Contracts
(IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4
Insurance Contracts
(IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

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
Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

•	Capital management (Note 33)

•	Financial risk management objectives and policies (Note 32)

•	Sensitivity analyses disclosures (Note 12 and 32)

China Yuchai International Limited
Notes to the Consolidated Financial Statements

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.1	Judgments
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
Derecognition of bills receivable
The Group sell certain bills receivable to banks on an ongoing basis depending on funding needs and money market conditions. The Group also endorse certain bills to suppliers for debts settlement. Chinese law governing bills allows recourse to be traced to all the parties in the discounting and endorsing process. In relation to the derecognition of bills receivable when discounted and endorsed, the management assess the credit rating of the banks that issued these bills, consider the designated commercial banks by China regulatory are high credit rating and believe that the contractual right to receive the cash flows from the asset have terminated with the Group, but transferred to the banks and suppliers. Accordingly, the respective bills receivables were derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded in the statement of profit or loss. Please refer to Note 15.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits. The carrying amounts of deferred tax assets as of December 31, 2021 and 2022 are RMB

398.2
million and RMB
450.9
million (US$
64.9
million) respectively. The deferred tax assets of the Group primarily relate to unutilized tax losses, unutilized capital allowances and investment allowances, as well as other unrecognized temporary differences relating to asset impairment and deferred grants. If the Group was able to recognize all unrecognized deferred tax assets, profit would increase by RMB
157.3
million (US$
22.6
million) for year ended December 31, 2022 (2021: RMB
159.2
million).
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

Please refer to Note 12.

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

F-3
9

China Yuchai International Limited
Notes to the Consolidated Financial Statements

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions (cont’d)

Impairment of
non-financial
assets
Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next seven to ten years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill, development costs and trademarks recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 12.

4.	Investments in subsidiaries
Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2021	31.12.2022
		%	%
Guangxi Yuchai Machinery Company Limited	People’s Republic of China	76.4	76.4
Guangxi Yuchai Marine and Genset Power Co., Ltd.	People’s Republic of China	76.4	76.4
Yuchai Xin-Lan New Energy Power Technology Co., Ltd	People’s Republic of China	76.4	69.5
Guangxi Yuchai Machinery Monopoly Development Co., Ltd	People’s Republic of China	54.9	54.9
Guangxi Yuchai Foundry Co., Ltd (formerly known as Guangxi Yuchai Accessories Manufacturing Company Limited)	People’s Republic of China	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.2
The Group has the following subsidiary that has
non-controlling
interests (“NCI”) that are material to the Group.

	31.12.2020	31.12.2021	31.12.2022
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

	31.12.2020 RMB’000	31.12.2021 RMB’000	31.12.2022 RMB’000	31.12.2022 US$’000
Accumulated balances of material NCI
Yuchai	2,624,933	2,574,669	2,627,354	377,933

Profit allocated to material NCI
Yuchai	229,231	153,500	114,700	16,499

Dividends paid to material NCI
Yuchai	207,514	203,753	103,199	14,845

F-
4
0

China Yuchai International Limited
Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling
interests are as follows:

31.12.2020
Yuchai RMB’000
Summarized statement of comprehensive income
Revenue	20,557,660

Profit after tax	829,042

Total comprehensive income for the year	826,214

Attributable to NCI	229,231

Summarized statement of cash flows
Operating	1,476,034
Investing	(794,291)
Financing	(505,997)

Net increase in cash and cash equivalents	175,746

31.12.2021
Yuchai RMB’000
Summarized statement of financial position
Current assets	16,872,371
Non-current assets, excluding goodwill	6,812,500
Goodwill	212,636
Current liabilities	(12,424,968)
Non-current liabilities	(781,986)

Net assets	10,690,553

Total equity	10,690,553

Attributable to NCI	2,574,669

Summarized statement of comprehensive income
Revenue	21,254,134

Profit after tax	443,499

Total comprehensive income for the year	506,769

Attributable to NCI	153,500

Summarized statement of cash flows
Operating	588,727
Investing	(674,686)
Financing	(1,002,764)

Net increase in cash and cash equivalents	(1,088,723)

F-4
1

China Yuchai International Limited
Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

	31.12.2022
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position
Current assets	16,070,488	2,311,668
Non-current assets, excluding goodwill	6,737,117	969,104
Goodwill	212,636	30,587
Current liabilities	(11,204,417)	(1,611,706)
Non-current liabilities	(1,016,521)	(146,222)

Net assets	10,799,303	1,553,431

Total equity	10,799,303	1,553,431

Attributable to NCI	2,627,354	377,933

Summarized statement of comprehensive income
Revenue	15,998,041	2,301,247

Profit after tax	355,140	51,085

Total comprehensive income for the year	355,936	51,200

Attributable to NCI	114,700	16,499

Summarized statement of cash flows
Operating	(82,444)	(11,859)
Investing	(221,126)	(31,808)
Financing	(181,072)	(26,046)

Net increase in cash and cash equivalents	(484,642)	(69,713)

Significant restrictions
The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling
interests are:
At the end of the reporting period, cash and cash equivalents of RMB 3,717.3 million (US$ 534.7 million) (2021: RMB 4,200.5 million) held in the PRC are subject to local exchange control regulations. These regulations place restriction on the amount of currency being exported other than through dividends, trade and service related transactions.
Dilution of ownership in subsidiary, without loss of control in 2022
In November 2022, Yuchai’s wholly owned subsidiary,

Yuchai
Xin-Lan
issued additional ordinary shares to
non-controlling
interest for cash consideration of RMB 50.0 million (US$ 7.2 million). As a result, Yuchai’s shareholding in

Yuchai
Xin-Lan
decreased to 90.9%.

F-4
2

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Share of (loss)/profit of joint ventures, net of tax:
Y & C Engine Co., Ltd	(44,016)	(125,853)	(54,116)	(7,784)
MTU Yuchai Power Co., Ltd.	3,238	28,037	40,279	5,794
Guangxi Purem Yuchai Automotive Technology Co., Ltd.	(19,157)	1,377	(11,278)	(1,622)
Other joint ventures	513	454	(2,431)	(350)

	(59,422)	(95,985)	(27,546)	(3,962)

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Carrying amount of investments:
Y & C Engine Co., Ltd	22,821	488	70
MTU Yuchai Power Co., Ltd	89,481	128,140	18,432
Guangxi Purem Yuchai Automotive Technology Co., Ltd.	31,655	20,377	2,931
Other joint ventures	7,138	5,698	820

	151,095	154,703	22,253

F-4
3

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

Details of significant joint ventures of the Group are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2021	31.12.2022
			%	%
Held by subsidiaries

Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy duty diesel engines, spare parts and after-sales services	People’s Republic of China	34.4	34.4

MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”)	Manufacture off-road diesel engines	People’s Republic of China	38.2	38.2

Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem”) (formerly known as Eberspaecher Yuchai Exhaust Technology Co. Ltd)	Application development, production, sales and service on engine exhaust control systems	People’s Republic of China	37.4	37.4

F-4
4

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
In 2021 and 2022, the Group has performed an impairment evaluation of its investments in joint ventures. In 2022, impairment loss of RMB 1.0 million (US$ 0.1 million) (2021: RMB Nil) was charged to the consolidated statement of profit or loss under “Other operating expenses”.

	31.12.2020
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	3,021,877	307,699	45,966	3,375,542
Depreciation and amortization	(59,406)	(2,350)	(360)	(62,116)
Interest expense	(40,709)	(1,983)	—	(42,692)
Profit/(loss) for the year, representing total comprehensive income for the year	(88,785)	6,421	(39,095)	(121,459)

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of profit/(loss)	(39,953)	3,211	(19,157)
Unrealized profit on transactions with joint venture	(4,063)	27	—

Group’s share of profit/(loss) of significant joint ventures	(44,016)	3,238	(19,157)	(59,935)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				513

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year				(59,422)

F-4
5

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

	31.12.2021
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets	660,856	89,749	71,858	822,463
Current assets
- Cash and bank balances	179,779	63,609	2,105	245,493
- Others	817,972	310,394	99,352	1,227,718

Total assets	1,658,607	463,752	173,315	2,295,674

Non-current liabilities	(362,779)	—	(14,109)	(376,888)
Current liabilities	(1,147,416)	(271,521)	(94,604)	(1,513,541)

Total liabilities	(1,510,195)	(271,521)	(108,713)	(1,890,429)

Equity	148,412	192,231	64,602	405,245

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of net assets	66,785	96,116	31,655
Unrealized profit on transactions with joint venture	(43,964)	(6,635)	—

Carrying amount of significant joint ventures	22,821	89,481	31,655	143,957

Carrying amount of other joint ventures				7,138

Carrying amount of the investment in joint ventures				151,095

	31.12.2021
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	2,072,721	467,800	157,316	2,697,837
Depreciation and amortization	(52,881)	(2,377)	(709)	(55,967)
Interest expense	(51,836)	(1,850)	(41)	(53,727)
Profit/(loss) for the year, representing total comprehensive income for the year	(282,205)	54,526	2,811	(224,868)

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of profit/(loss)	(126,992)	27,263	1,377
Unrealized profit on transactions with joint venture	1,139	774	—

Group’s share of profit/(loss) of significant joint ventures	(125,853)	28,037	1,377	(96,439)

Group’s share of profit of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				454

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year				(95,985)

F-4
6

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

	31.12.2022
	Y & C	MTU Yuchai Power	Purem	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Non-current assets	616,161	89,353	60,439	765,953	110,179
Current assets
- Cash and bank balances	97,741	291,807	26,744	416,292	59,882
- Others	502,174	209,696	31,512	743,382	106,932

Total assets	1,216,076	590,856	118,695	1,925,627	276,993

Non-current liabilities	(145,418)	—	—	(145,418)	(20,918)
Current liabilities	(987,638)	(334,576)	(77,109)	(1,399,323)	(201,286)

Total liabilities	(1,133,056)	(334,576)	(77,109)	(1,544,741)	(222,204)

Equity	83,020	256,280	41,586	380,886	54,789

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of net assets	37,359	128,140	20,377
Unrealized profit on transactions with joint venture	(36,871)	—	—

Carrying amount of significant joint ventures	488	128,140	20,377	149,005	21,433

Carrying amount of other joint ventures				5,698	820

Carrying amount of the investment in joint ventures				154,703	22,253

	31.12.2022
	Y & C	MTU Yuchai Power	Purem	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue	1,255,967	594,197	69,380	1,919,544	276,118
Depreciation and amortization	(29,617)	(9,733)	(7,726)	(47,076)	(6,772)
Interest expense, net	(30,547)	470	(469)	(30,546)	(4,394)
Profit/(loss) for the year, representing total comprehensive income for the year	(65,961)	66,076	(23,016)	(22,901)	(3,294)

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of profit/(loss)	(29,682)	33,038	(11,278)
Unrealized profit on transactions with joint venture	(24,434)	7,241	—

Group’s share of profit/(loss) of significant joint ventures	(54,116)	40,279	(11,278)	(25,115)	(3,612)

Group’s share of loss of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(2,431)	(350)

Group’s share of loss for the year, representing the Group’s share of total comprehensive loss for the year				(27,546)	(3,962)

F-4
7

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

Note:
As of December 31, 2022, the Group’s share of joint ventures’ capital commitment that are contracted but not paid was RMB 3.5 million (US$ 0.5 million) (2021: RMB 7.0 million).
As of December 31, 2022, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totaled RMB 5.9 million (US$ 0.8 million) (2021: RMB 213.9 million).
As of December 31, 2022, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were RMB 39.7 million (US$ 5.7 million) (2021: RMB 33.1 million).
Significant restrictions
The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:
The Group’s share of cash and cash equivalents of RMB 163.0 million (US$ 23.4 million) (2021: RMB 39.6 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.
As of December 31, 2022, the Group’s share of restricted cash of RMB 40.5 million (US$ 5.8 million) (2021: RMB 74.5 million) which was used as collateral by the banks for the issuance of bills to suppliers.
As of December 31, 2022, the Group’s share of bills receivables of RMB 2.3 million (US$ 0.3 million) (2021: RMB 22.0 million) which was used as collateral by banks for the issuance of bills to suppliers.

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

F-4
8

China Yuchai International Limited
Notes to the Consolidated Financial Statements

6.	Revenue from contracts with customers (cont’d)

6.1	Disaggregated revenue information (cont’d)

	31.12.2021
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	7,410,771	—	7,410,771
Medium-duty engines	7,065,283	—	7,065,283
Light-duty engines	2,429,745	—	2,429,745
Other products and services (i)	4,304,918	77	4,304,995
Revenue from hospitality operations	43,417	11,719	55,136

Total revenue from contracts with customers	21,254,134	11,796	21,265,930

Geographical markets
People’s Republic of China	21,206,280	—	21,206,280
Other countries	47,854	11,796	59,650

Total revenue from contracts with customers	21,254,134	11,796	21,265,930

Timing of revenue recognition
At a point in time	21,210,718	8,067	21,218,785
Over time	43,416	3,729	47,145

Total revenue from contracts with customers	21,254,134	11,796	21,265,930

	31.12.2022
Segments	Yuchai	HLGE	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Type of goods or services
Heavy-duty engines	5,061,991	—	5,061,991	728,145
Medium-duty engines	5,066,622	—	5,066,622	728,811
Light-duty engines	1,910,923	—	1,910,923	274,878
Other products and services (i)	3,910,703	176	3,910,879	562,563
Revenue from hospitality operations	47,527	32,694	80,221	11,539

Total revenue from contracts with customers	15,997,766	32,870	16,030,636	2,305,936

Geographical markets
People’s Republic of China	15,886,210	—	15,886,210	2,285,161
Other countries	111,556	32,870	144,426	20,775

Total revenue from contracts with customers	15,997,766	32,870	16,030,636	2,305,936

Timing of revenue recognition
At a point in time	15,950,239	7,702	15,957,941	2,295,479
Over time	47,527	25,168	72,695	10,457

Total revenue from contracts with customers	15,997,766	32,870	16,030,636	2,305,936

Note:

(i)	included sales of power generator sets, engine components, service-type maintenance services and others.

F-4
9

China Yuchai International Limited
Notes to the Consolidated Financial Statements

6.	Revenue from contracts with customers (cont’d)

6.2	Contract balances

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Trade receivables (Note 15)	331,235	1,516,215	218,101
Capitalized contract cost	147,499	197,692	28,437
Contract liabilities (Note 24)	642,432	695,076	99,984

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
year-end
is expected to be satisfied within 2 years.

(a)	Set out below is the amount of revenue recognized from:

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Amounts included in contract liabilities	874,391	544,495	78,323

(b)	Capitalized contract costs

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Capitalized contract costs relating to the projects on development of technology know-how
At January 1	127,704	147,499	21,217
Addition	19,795	50,193	7,220

At December 31	147,499	197,692	28,437

F-
5
0

China Yuchai International Limited
Notes to the Consolidated Financial Statements

6.3	Performance obligations
The transaction price allocated to the remaining unsatisfied performance obligations as of 31 December are, as follows:

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Within one year	140,601	117,906	16,960
More than one year	69,172	77,339	11,125

Total unfulfilled service-type maintenance service (Note 24)	209,773	195,245	28,085

7.1	Depreciation, amortization, shipping and handling expenses

(a)	Depreciation and amortization expenses

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Amortization of intangible assets (i)	1,012	38,957	64,939	9,341
Depreciation of investment property	376	355	348	50
Depreciation of property, plant and equipment	450,092	492,826	516,276	74,264
Depreciation of right-of-use assets (ii)	43,127	41,458	43,129	6,204

	494,607	573,596	624,692	89,859

Note:

(i)
The higher amortization charges in 2021 and 2022 are mainly due to the amortization charged on additional Technology
Know-how
recognized during the year which are transferred from Group capitalized development cost upon completion and ready for use.

(ii)	In 2020, COVID-19 related rent rebate received from lessors of RMB 0.2 million has been offset against the depreciation of right-of-use assets.

(b)	Shipping and handling expenses
Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Selling, general and administrative expenses	237,683	224,292	150,661	21,672

F-5
1

China Yuchai International Limited
Notes to the Consolidated Financial Statements

7.2	(a) Other operating income

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	166,970	132,083	131,879	18,970
Dividend income from quoted equity securities	166	168	13	2
Gain on disposal of:
- associate	—	—	1,329	191
- property, plant and equipment	—	1,224	6,535	940
- quoted equity securities	874	5,416	2,291	330
- right-of-use assets	2,574	14,714	3,929	565
Government grants	209,793	152,932	176,264	25,355
Fair value gain on quoted equity securities	—	138	—	—
Fair value gain on foreign exchange forward contract	999	—	—	—
Foreign exchange gain, net	3,217	—	—	—
Others	15,676	19,496	12,109	1,742

	400,269	326,171	334,349	48,095

7.2	(b) Other operating expenses

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Fair value loss on quoted equity securities	1,196	—	—	—
Impairment loss on investment in joint venture	—	—	990	142
Loss on disposal of property, plant and equipment	4,183	—	—	—
Provision/(reversal) for onerous contract, net	13,639	(8,810)	(4,829)	(695)
Foreign exchange loss, net	—	1,739	555	80
Unrecoverable value added tax	—	11,164	—	—
Others	2,304	5,889	877	127

	21,322	9,982	(2,407)	(346)

7.3	Finance costs

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	95,357	82,109	65,440	9,413
Bills and other discounting	49,738	27,864	23,922	3,441
Bank charges	3,877	4,136	4,563	656
Interest on lease liabilities (Note 17)	2,198	1,819	1,547	223

	151,170	115,928	95,472	13,733

F-5
2

China Yuchai International Limited
Notes to the Consolidated Financial Statements

7.4	Staff costs

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	1,364,751	1,338,777	928,350	133,539
Contribution to defined contribution plans	287,830	386,551	371,458	53,433
Executive bonuses	59,908	19,355	16,500	2,373
Staff welfare	94,982	93,992	79,206	11,393
Staff severance cost	19,712	11,771	19,531	2,809
Others	3,439	4,887	3,875	557

	1,830,622	1,855,333	1,418,920	204,104

8.	Income tax expense
The major components of income tax expense for the years ended December 31, 2020, 2021 and 2022 are as follows:

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Current income tax
- Current year	180,254	48,856	72,909	10,487
- (Over)/under provision in respect of prior years	(124)	(21,523)	27,406	3,942
Deferred tax
- Movement in temporary differences	12,543	16,483	(41,147)	(5,918)
- Over provision in respect of prior years	(135)	—	(103)	(15)

Consolidated income tax expense reported in the statement of profit or loss	192,538	43,816	59,065	8,496

F-5
3

China Yuchai International Limited
Notes to the Consolidated Financial Statements

8.	Income tax expense (cont’d)

The reconciliation between
tax expense
and
the
product

of
accounting

profit
multiplied
by the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2020, 2021 and 2022 for the following reasons:

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Profit before tax	971,864	451,710	394,726	56,779
Income tax expense at 15%	145,780	67,757	59,209	8,517
Adjustments:
Non-deductible expenses	9,188	17,795	7,924	1,140
Tax-exempt income	(601)	(2,181)	(500)	(72)
Utilization of deferred tax benefits previously not recognized	(1,996)	(29)	(3,093)	(445)
Deferred tax benefits not recognized	6,097	10,356	22,606	3,252
Tax credits for research and development expense	(26,329)	(59,633)	(76,835)	(11,052)
Tax rate differential	24,251	16,517	10,901	1,568
(Over)/under provision in respect of previous years	(259)	(21,523)	27,303	3,927
Withholding tax expense	36,332	14,639	11,535	1,659
Others	75	118	15	2

Total	192,538	43,816	59,065	8,496

Deferred tax
Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2021	31.12.2022	31.12.2022	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000
Accelerated tax depreciation	(138,770)	(122,298)	(17,592)	(55,882)	(37,968)	16,472	2,369
Interest receivable	(3,396)	(3,033)	(436)	(293)	(1,459)	363	52
PRC withholding tax on dividend income (i)	(65,544)	(61,825)	(8,893)	(36,255)	(14,529)	(11,458)	(1,648)
Effect of change in residual value an impairment of property, plant and equipment	65,368	69,641	10,018	33,456	25,264	4,273	615
Write-down of inventories	20,250	29,503	4,244	4,225	(2,378)	9,253	1,331
Impairment losses on trade receivables	6,789	7,071	1,017	(2,021)	(1,267)	282	41
Accruals	283,427	234,586	33,744	48,149	(15,339)	(48,841)	(7,026)
Deferred income	97,828	56,480	8,124	1,211	(11,114)	(41,348)	(5,948)
Losses available for offsetting against future taxable income	23,072	139,747	20,102	—	23,072	116,675	16,783
Others	43,606	39,185	5,636	(4,998)	19,235	(4,421)	(636)

Deferred tax (expenses)/benefits				(12,408)	(16,483)	41,250	5,933

Net deferred tax assets	332,630	389,057	55,964

Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	398,174	450,882	64,857
Deferred tax liabilities	(65,544)	(61,825)	(8,893)

	332,630	389,057	55,964

F-5
4

China Yuchai International Limited
Notes to the Consolidated Financial Statements

8.	Income tax expense (cont’d)
Deferred tax (cont’d)

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
At January 1	(112,456)	(65,544)	(9,428)
Provision made to consolidated statement of profit or loss	(14,529)	(11,458)	(1,648)
Utilization	61,441	15,177	2,183

December 31	(65,544)	(61,825)	(8,893)

The Corporate Income Tax (“CIT”) law provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profit earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident
enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a deferred tax liability for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2022, the deferred tax liability for withholding tax payable was RMB 61.8 million (US$ 8.9 million) (2021: RMB 65.5 million). The amount of unrecognized deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 190.7 million (US$ 27.4 million) (2021: RMB 195.5 million).
Deferred tax assets have not been recognized in respect of the following items:

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Unutilized tax losses	414,212	473,456	68,105
Unutilized capital allowances and investment allowances	103,810	100,643	14,477
Other unrecognized temporary differences relating to asset impairment and deferred grants	199,203	142,851	20,548

	717,225	716,950	103,130

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

F-5
5

China Yuchai International Limited
Notes to the Consolidated Financial Statements

9.	Earnings per share
Basic earnings per share is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
Basic earnings per share
The calculation of basic earnings per share is based on:

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Profit attributable to equity holders of the Company	548,903	272,673	218,581	31,442

Weighted average number of ordinary shares	40,858,290	40,858,290	40,858,290	40,858,290

Diluted earnings per share
The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2020	31.12.2021	31.12.2022
Weighted average number of shares issued, used in the calculation of basic earnings per share	40,858,290	40,858,290	40,858,290
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares adjusted for effect of dilution	40,858,290	40,858,290	40,858,290

In 2022, 270,000 (2021: 270,000; 2020: 470,000) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.
There have been no other transactions involving ordinary shares or potential ordinary share since the reporting date and before the completion of these financial statements.

F-5
6

China Yuchai International Limited
Notes to the Consolidated Financial Statements

10.	Property, plant and equipment

	Freehold land RMB’000	Leasehold buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000
Cost
At January 1, 202 1	14,092	2,449,379	700,716	5,731,485	203,090	123,058	9,221,820
Additions	—	2,214	426,621	20,655	16,803	12,598	478,891
Disposals	—	(5,435)	—	(81,321)	(1,896)	(13,860)	(102,512)
Transfers	—	105,117	(721,753)	603,595	13,041	—	—
Write-off	—	(1,551)	—	(48,990)	(7,416)	(2,591)	(60,548)
Translation difference	(628)	(3,439)	(154)	(522)	(1,242)	(36)	(6,021)

At December 31, 202 1 and January 1, 202 2	13,464	2,546,285	405,430	6,224,902	222,380	119,169	9,531,630
Additions	—	8,768	312,442	13,469	12,413	6,256	353,348
Disposals	—	(5,530)	—	(54,323)	(964)	(6,568)	(67,385)
Transfers	—	72,252	(369,120)	288,475	8,491	—	98
Write-off	—	(14,827)	—	(1,081)	(10,754)	(2,465)	(29,127)
Translation difference	1,190	3,836	17	404	763	145	6,355

At December 31, 2022	14,654	2,610,784	348,769	6,471,846	232,329	116,537	9,794,919

Accumulated depreciation and impairment
At January 1, 202 1	487	934,390	—	3,795,804	159,035	73,344	4,963,060
Charge for the year	—	93,397	—	394,171	19,579	12,371	519,518 *
Disposals	—	(2,119)	—	(78,917)	(1,688)	(12,109)	(94,833)
Write-off	—	(1,432)	—	(48,366)	(7,280)	(2,336)	(59,414)
Impairment loss	—	—	—	7,227	—	—	7,227
Translation difference	(30)	(780)	—	(277)	(716)	(34)	(1,837)

At December 31, 2021 and January 1, 2022	457	1,023,456	—	4,069,642	168,930	71,236	5,333,721
Charge for the year	—	101,709	—	398,465	22,005	11,598	533,777 *
Disposals	—	(3,166)	—	(51,290)	(960)	(6,255)	(61,671)
Write-off	—	(11,855)	—	(978)	(10,559)	(2,440)	(25,832)
Impairment loss	—	—	14,060	3,218	—	—	17,278
Translation difference	20	984	—	204	571	123	1,902

At December 31, 2022	477	1,111,128	14,060	4,419,261	179,987	74,262	5,799,175

Net book value
At December 31, 2021	13,007	1,522,829	405,430	2,155,260	53,450	47,933	4,197,909

At December 31, 2022	14,177	1,499,656	334,709	2,052,585	52,342	42,275	3,995,744

US$’000	2,039	215,719	48,147	295,255	7,529	6,081	574,770

*
In 2022, RMB 14.9 million (US$ 2.1 million) (2021: RMB 26.1 million) were capitalized as development costs. In 2022, RMB 2.6 million (US$ 0.4 million) (2021: RMB 0.6 million) were capitalized as capitalized contract cost.

An impairment loss of RMB 17.3 million (US$ 2.5 million) (2021: RMB 7.2 million; 2020: RMB 3.9 million) was charged to the consolidated statement of profit or loss under “Cost of sales” for the Group’s plant and equipment within the Yuchai segment. The impairment loss was due to assets that were not in use.

F-5
7

China Yuchai International Limited
Notes to the Consolidated Financial Statements

11.	Investment property

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Cost
At January 1	33,187	31,810	4,575
Translation difference	(1,377)	579	84

At December 31	31,810	32,389	4,659

Accumulated depreciation
At January 1	27,358	26,724	3,844
Charge for the year	355	348	50
Translation difference	(989)	561	81

At December 31	26,724	27,633	3,975

Net carrying amount	5,086	4,756	684

Fair value	11,308	11,686	1,681

Consolidated statements of profit or loss:
Rental income from an investment property	77	176	25
Direct operating expenses (including repairs, maintenance and depreciation expense) arising from the rental generating property	(82)	(118)	(17)

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
The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
2022	Market comparison and cost method	Comparable price: - RMB 182 to RMB 441 (US$ 26 to US$ 63) per square foot	The estimated fair value increases with higher comparable price

2021	Market comparison and cost method	Comparable price: - RMB 165 to RMB 401 per square foot	The estimated fair value increases with higher comparable price

F-5
8

China Yuchai International Limited
Notes to the Consolidated Financial Statements

12.	Intangible assets

	Goodwill	Technology Know-how	Development costs	Trademarks	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2021	218,311	136,822	1,093,423	169,811	1,618,367
Addition	—	—	313,571	—	313,571
Transfer	—	414,704	(414,704)	—	—

At December 31, 2021 and January 1, 2022	218,311	551,526	992,290	169,811	1,931,938
Addition	—	—	181,181	—	181,181
Transfer	—	121,227	(121,227)	—	—

At December 31, 2022	218,311	672,753	1,052,244	169,811	2,113,119

Accumulated amortization and impairment
At January 1, 2021	5,675	128,724	—	—	134,399
Amortization	—	38,957	—	—	38,957

At December 31, 2021 and January 1, 2022	5,675	167,681	—	—	173,356
Amortization	—	64,939	—	—	64,939

At December 31, 2022	5,675	232,620	—	—	238,295

Net carrying amount
At December 31, 2021	212,636	383,845	992,290	169,811	1,758,582

At December 31, 2022	212,636	440,133	1,052,244	169,811	1,874,824

US$’000	30,587	63,311	151,361	24,426	269,685

Goodwill
Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired.
Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.
Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Yuchai	212,636	212,636	30,587

Yuchai unit
The Group performs its impairment test annually. The recoverable amount of the unit was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a
ten-year
period. The business of Yuchai is stable since the Group has control in 1994 and the business model of Yuchai is unlikely to change in the foreseeable future. The pre-tax
discount rate applied to the cash flow projections w
as 14.34% (
2021:
12.54
%) and cash flows beyond the
ten-year
period are extrapolated using a
5
%
growth rate (2021:
5
%) that is the same as the long-term
average growth rate for PRC. No impairment was identified for this unit.
Key assumptions used for value in use calculations
Key assumptions used in estimation of value in use were as follows:

•	Profit from operation

•	Discount rate

F-5
9

China Yuchai International Limited
Notes to the Consolidated Financial Statements

12.	Intangible assets (cont’d)
Goodwill (cont’d)
Key assumptions used for value in use calculations (cont’d)

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
Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by
26.64%

(2021: 15.21%) would result in impairment.
Discount rate – A rise in
pre-tax
discount rate to
17.92%
(2021: 14.03%) in the Yuchai unit would result in impairment.
With regard to the assessment of value in use of the Yuchai unit, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.
Technology know-how
At December 31, 2022, The Group has an intangible asset representing technology development costs with carrying amount of RMB
5.9
 million, which is the technology know-how that relates to production of 4Y20 engines. As of December 31, 2022, the accumulated impairment loss that was brought forward from prior years on this technology know-how was RMB
126.7
 million.
In late 2018, the Group had commenced the production of 4Y20 engines. In 2020, 2021 and 2022, management believed that there was no indicator for further impairment. Also, having considered that there was no significant change to the market and economic environment which will have a favorable effect to the recoverable amount of the intangible asset, management had concluded that no reversal of impairment was necessary in 2020, 2021 and 2022.
In 2022, the development of certain engine platform relating to National VI engines were completed, and the related development costs amounting to RMB 121.2 million (US$ 17.4 million) (2021: RMB 414.7 million) were transferred from development costs to technology know-how, and amortization were charged accordingly based on the Group’s policy.
Development costs
During 2021 and 2022, the Group has capitalized development costs of RMB

313.6

million and RM
B

181.2

million

(US$

26.1

million), respectively,
mainly
for new engines that comply with National VI and Tier 4 emission standards. As of December 31, 2022, the total capitalized development costs are RMB
1,052.2
 million (US$
151.4
million) (2021: RMB
992.3
Million). These development costs relate to
on-going
development efforts and, accordingly, have not yet been available for use, and therefore no amortization charges were recorded.
In 2021 and 2022, the Group performs an impairment test on the development costs that are not available for use. No impairment has been identified. The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth, past experience and management best estimation of future business outlook. In 2022, the Group used 7 years (2021: 8 years) forecast and were based on the updated financial budgets approved by the senior management with no terminal value.
Key assumptions used in estimation of value in use were as follows:

•
Profit from operation – Profit from operation is based on management’s estimate with reference to historical revenue generated, growth rate and estimation of future business outlook. In 2022, the

Group used a 7 years business plan, and estimated the revenue growth rate is the range of 15% to
 20%
year-on-year from 2023 to 2027 in view of the implementation of new emission standard and management expect an accelerated growth for new energy products due to the government’s emphasis on new energy. Management assumes the revenue for the year 2028 and 2029 remain the same level as 2027. In 2021, the Group used a 8 years business plan, the revenue growth rate is estimated at an average around 12% year-on-year from 2022 to 2025 decrease to 5% in 2026 and thereafter management assumed no revenue growth from 2026 to 2029.

F-
6
0

China Yuchai International Limited
Notes to the Consolidated Financial Statements

12.	Intangible assets (cont’d)
Development costs (cont’d)

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
14.34%
(2021: 12.54%).

Sensitivity to changes in assumptions
The implications of the key assumptions for the recoverable amount are discussed below:
Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by
4.88%
(2021: 13.86%) would result in impairment.
Discount rate – A rise in
pre-tax
discount rate to

19.17%
(2021: 15.69%) would result in impairment.
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
 (US$ 24.4 million).
Management has assessed and concluded that the right granted by the trademark license, according to the terms and conditions of the trademark license agreement, is indefinite.
In 2021 and 2022, the Group performed an annual impairment review by taking Yuchai as a cash-generating unit. Using the same cash flow projection and assumptions for goodwill impairment test disclosed above, management concluded that no impairment charge is to be recognized in 2021 and 2022.

F-6
1

China Yuchai International Limited
Notes to the Consolidated Financial Statements

13.	Inventories

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Raw materials	2,111,881	2,339,933	336,589
Work in progress	25,169	24,312	3,497
Finished goods	3,071,586	2,573,510	370,188

Total inventories at the lower of cost and net realizable value	5,208,636	4,937,755	710,274

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Inventories recognized as an expense in cost of sales	15,501,807	16,457,476	11,991,899	1,724,982
Inclusive of the following charge/(credit):
- Inventories written down	82,386	32,813	86,650	12,464
- Reversal of write-down of inventories	(54,408)	(41,823)	(31,765)	(4,569)
- Inventories written off	—	10,085	—	—

The reversal of write-down of inventory was made when the related inventories were sold above their carrying value.

14.	Other current assets

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Current
Development properties	16,167	16,710	2,404
Quoted equity securities (i)	606	—	—

	16,773	16,710	2,404

Note:

(i)	The quoted equity securities are listed on the Singapore Exchange.
In 2021, the Group partially disposed the quoted equity securities for consideration of RMB 6.5 million and recognized a gain on disposal of RMB 5.4 million in consolidated statement of profit or loss under “Other operating income”.
In 2022, the Group has disposed the remaining quoted equity securities for consideration of RMB 0.6 million (US$ 0.1 million) and recognized a gain on disposal of RMB 2.3 million (US$ 0.3 million) in consolidated statement of profit or loss under “Other operating income”.

F-6
2

China Yuchai International Limited
Notes to the Consolidated Financial Statements

15.	Trade and other receivables

	31.12.2021 RMB’000	31.12.2022 RMB’000	31.12.2022 US$’000
Trade receivables, gross	364,445	1,549,462	222,883
Less: Allowance for expected credit losses	(33,210)	(33,247)	(4,782)

Net trade receivables (Note 6.2)	331,235	1,516,215	218,101
Bills receivable (i)	6,437,100	4,970,880	715,039

Total (Note 35, Note 36)	6,768,335	6,487,095	933,140

Amounts receivable:
- associates and joint ventures (trade)	243	125,489	18,051
- associates and joint ventures (non-trade)	11,959	11,230	1,615
- related parties (trade)	68,539	180,374	25,946
- related parties (non-trade)	459	3,476	500
Bills receivable in transit	22,360	8,172	1,176
Grant receivables	—	62,000	8,919
Interest receivables	11,788	15,437	2,221
Others	29,663	34,326	4,937
Less: Impairment losses – other receivables	(6,231)	(5,754)	(828)

Other receivables carried at amortized cost (Note 35)	138,780	434,750	62,537
Tax recoverable	328,369	290,596	41,801
Advances paid to suppliers	66,474	81,861	11,775
Right of return assets	40,761	17,045	2,452

Net other receivables	574,384	824,252	118,565

Total trade and other receivables	7,342,719	7,311,347	1,051,705

Note:

(i)
As of December 31, 2022, bills receivable includes bills received from joint ventures and related parties amounted to RMB 0.1 million (US$ less than 0.1 million) (2021: RMB 0.7 million) and RMB 763.4 million (US$ 109.8 million) (2021: RMB 523.5 million) respectively.

As of December 31, 2022, bills receivable amounted to RMB 12.6 million (US$ 1.8 million) (2021: RMB 13.4 million) was pledged to secure bank facilities.
Trade receivables are non-interest bearing and are generally on 60 - 90 days’ term. They are recognized at their original invoice amounts, net of sales rebates in the financial year.
Non-trade
balance from associates, joint ventures and other related parties are unsecured, interest-free, and repayable on demand.

F-6
3

China Yuchai International Limited
Notes to the Consolidated Financial Statements

15.	Trade and other receivables (cont’d)

Movement in the allowance for expected credit losses of trade and other receivables is as follows:

	31.12.2021 RMB’000	31.12.2022 RMB’000	31.12.2022 US$’000
At January 1	50,260	39,441	5,674
Credit to consolidated statement of profit or loss (under “Selling, general and administrative expenses”)	(8,525)	(459)	(66)
Written off	(2,278)	(5)	(1)
Translation difference	(16)	24	3

At December 31	39,441	39,001	5,610

As of December 31, 2021 and 2022, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled RMB 79.1 million and RMB 936.9 million (US$ 134.8 million) respectively. All bills receivable discounted have contractual maturities within 12 months at time of discounting.
As of December 31, 2021 and 2022, outstanding bills receivable endorsed to suppliers with recourse obligation were RMB 2,550.0 million and RMB 1,032.1 million (US$ 148.5 million) respectively.
As of December 31, 2021 and 2022, trade receivables due from a major customer, Dongfeng Automobile Co., Ltd. and its affiliates (the “Dongfeng companies”) were RMB
29.2 million and RMB 662.7 million (US$ 95.3 million), respectively. See Note 32 for further discussion of customer concentration risk.
For terms and conditions relating to related parties, refer to Note 29.

16.	Cash and cash equivalents

Long-term bank deposits
Short-term bank deposits
Restricted cash

	31.12.2021 RMB’000	31.12.2022 RMB’000	31.12.2022 US$’000
Non-current
Long-term bank deposits (i)	110,000	20,000	2,877

Current
Cash and cash equivalents	4,788,219	4,451,489	640,327
Short-term bank deposits (ii)	357,335	351,567	50,571
Restricted cash	76,001	27,687	3,983

	5,221,555	4,830,743	694,881

Cash and bank balances	5,331,555	4,850,743	697,758

Note:

(i)	In 2021, YMMC has placed new three-year time deposits of RMB 20.0 million at annual interest rate of 3.85% with certain bank. These long-term deposits are not considered to be cash equivalents.
As at December 31, 2022, the three-year time deposits placed in 2020 has remaining maturity period of less than 12 months. Accordingly, this has been classified as short-term bank deposits in 2022.

(ii)
Short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2022 for the Group ranged from 0.80% to 4.36% (2021: 0.30% to 1.65%). These short-term bank deposits are not considered as cash equivalents.

F-6
4

China Yuchai International Limited
Notes to the Consolidated Financial Statements

16.	Cash and cash equivalents (cont’d)

Long-term bank deposits (cont’d)
Short-term bank deposits (cont’d)
Restricted cash (cont’d)

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term and short-term bank deposits) as of December 31, 2022 for the Group ranged from
1.25
% to
5.15
% (2021:
0.13
% to
1.55
%).
As at December 31, 2022, there is fixed deposits of RMB 36.6 million (US$ 5.3 million) held with a related party (2021: RMB 140.3 million).
As of December 31, 2022, the Group’s restricted cash of RMB 27.7 million (US$ 4.0 million) (2021: RMB 76.0 million) was used as collateral by the banks for the issuance of bills to suppliers.
As of December 31, 2021 and 2022, the Group had RMB 474.2 million and RMB 518.0 million (US$ 74.5 million) respectively, of undrawn borrowing facilities in respect of which all conditions precedent had been met. The commitment fees incurred for 2020 was less than RMB
0.1

million, and Nil for both 2021 and 2022.
For the purpose of the statement of cash flows, cash and cash equivalents comprise the following at December 31:

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Cash at banks and on hand	4,218,131	3,730,372	536,597
Short-term bank deposits (i)	570,088	721,117	103,730

Cash and cash equivalents	4,788,219	4,451,489	640,327

Note:

(i)
This relates to other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

17.	Leases

Group as a lessee
The Group has lease contracts for land, motor vehicles, office space and staff accommodations used in its operations. These leases are generally with lease term of between 1 and 12 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets.
The Group also has certain leases of office space and staff accommodations with lease terms of 12 months or less. The Group has applied the “short-term leases” recognition exemptions for these leases
.

F-6
5

China Yuchai International Limited
Notes to the Consolidated Financial Statements

17.	Leases (cont’d)

Group as a lessee (cont’d)

Set out below are the carrying amounts of
right-of-use
assets recognized and the movements during the year.

	Leasehold land RMB’000	Building and office space RMB’000	Office furniture, fittings and equipment RMB’000	Motor vehicles RMB’000	Total RMB’000	Total US$’000
At January 1, 2021	338,565	45,430	6	—	384,001	55,237
Addition	1,355	22,558	58	—	23,971	3,448
Depreciation expenses	(13,655)	(27,790)	(13)	—	(41,458)	(5,964)
Disposal	(21,620)	—	—	—	(21,620)	(3,110)
Translation difference	—	(80)	—	—	(80)	(11)

At December 31, 2021 and January 1, 2022	304,645	40,118	51	—	344,814	49,600
Addition	—	49,421	—	314	49,735	7,154
Depreciation expenses	(12,324)	(30,772)	(14)	(19)	(43,129)	(6,204)
Disposal	(3,256)	—	—	—	(3,256)	(468)
Termination	—	(6,187)	—	—	(6,187)	(890)
Translation difference	—	159	5	—	164	24

At December 31, 2022	289,065	52,739	42	295	342,141	49,216

Set out below are the
carrying
amounts of lease liabilities and the movements during the year:

	2021 RMB’000	2022 RMB’000	2022 US$’000
At January 1	39,778	40,531	5,830
Additions	23,971	49,735	7,154
Accretion of interest (Note 7.3)	1,819	1,547	223
Payments	(24,940)	(26,144)	(3,761)
Termination	—	(6,187)	(890)
Translation difference	(97)	159	23

At December 31	40,531	59,641	8,579

Current (Note 25)	27,125	31,433	4,521
Non-current (Note 25)	13,406	28,208	4,058

Total	40,531	59,641	8,579

F-6
6

China Yuchai International Limited
Notes to the Consolidated Financial Statements

17.	Leases (cont’d)

Group as a lessee (cont’d)

The following are the amounts recognized in profit of loss:

	2021	2022	2022
	RMB’000	RMB’000	US$’000
Depreciation charge for right-of-use assets	41,458	43,129	6,204
Interest expenses on lease liabilities (Note 7.3)	1,819	1,547	223
Expenses relating to short-term leases (included in selling, general and administrative expenses and research and development expenses)	27,686	25,022	3,599

Total amount recognized in profit or loss	70,963	69,698	10,026

In 2022, the Group had total cash outflows for leases of RMB 51.2 million (US$ 7.4 million) (2021: RMB 52.6 million). The Group also had non-cash
additions to
right-of-use
assets and lease liabilities of RMB 49.7 million (US$ 7.2 million) in 2022 (2021: RMB 24.0 million). The future cash outflows relating to leases that have not yet commenced are disclosed in Note 30.
Group as a lessor
The Group has entered into operating leases on some of its assets, including surplus offices and warehouses. Theses leases have terms between 1 to 20 years. Rental income recognized by the Group during the year is RMB 18.1 million (US$ 2.6 million) (2021: RMB 15.2 million).
Future minimum rental receivables under
non-cancellable
operating leases as of 31 December are as follows:

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Within 1 year
- related parties	598	17	2
- joint venture	1,425	1,587	228
- third parties	5,573	8,136	1,170
After 1 year but within 5 years
- related parties	2,358	17	2
- joint venture	5,698	6,292	905
- third parties	7,240	19,364	2,785
More than 5 years
- joint venture	10,566	9,690	1,394
- third parties	4,272	26,566	3,821

	37,730	71,669	10,307

F-6
7

China Yuchai International Limited
Notes to the Consolidated Financial Statements

18.	Issued capital

		31.12.2021	31.12.2022
		thousands	thousands
Issued capital
Authorized shares
Ordinary share of par value US$ 0.10 each		100,000	100,000

		Number of shares	RMB’000
Ordinary shares issued and fully paid
At January 1, 2021, December 31, 2021 and December 31, 2022		40,858,290	2,081,138

US$’000			299,362

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Special share issued and fully paid
One special share issued and fully paid at US$ 0.10 per share	*	*	*

*	Less than RMB 1 (US$ 1)
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

19.	Dividends declared and paid

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Declared and paid during the year
Dividends on ordinary shares:
Final dividend paid in 2022: US$ 0.40 per share (2021: US$ 1.70 per share)	448,712	109,684	15,778

Dividend paid in cash	448,712	109,684	15,778

F-6
8

China Yuchai International Limited
Notes to the Consolidated Financial Statements

20.	Reserves

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Statutory reserve
Statutory general reserve (i)
At January 1	281,459	283,531	40,785
Transfer from retained earnings	2,072	26,498	3,811

At December 31	283,531	310,029	44,596

General surplus reserve (ii)
At January 1 and December 31	25,706	25,706	3,698

Total	309,237	335,735	48,294

Capital reserves (iii)
At January 1	30,704	30,704	4,416
Issuance of put option to non-controlling interest of subsidiary	—	(34,900)	(5,020)

At December 31	30,704	(4,196)	(604)

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

(iii)
Capital reserves consist of reserve resulted from (i) a capital transaction in 2015 and (ii) the put option granted to the non-controlling interests of Yuchai’s subsidiary company in 2022. Further details are given in Note 28.

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Other components of equity
Foreign currency translation reserve (i)	(118,176)	(44,699)	(6,430)
Performance shares reserve (ii)	19,758	19,758	2,842
Premium paid for acquisition of non-controlling interests	(11,472)	(9,463)	(1,361)
Fair value reserve of financial assets at FVOCI (iii)	(30,902)	(30,591)	(4,400)

Total	(140,792)	(64,995)	(9,349)

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

F-6
9

China Yuchai International Limited
Notes to the Consolidated Financial Statements

21.	Share-based payment
The Company’s Equity Incentive Plan (“Equity Plan”) was approved by the shareholders at the Annual General Meeting of the Company held on July 4, 2014 for duration of 10 years (from July 29, 2014 to July 28, 2024).
All options granted under the Equity Plan are subject to a vesting schedule as follows:

(1)	one year after the date of grant for up to 33% of the shares over which the options are exercisable;

(2)	two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and

(3)	three years after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.
In 2022, there was no expense arising from equity-settled share-based payment transactions. (2020: Nil; 2021: Nil).
Movements during the year
The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in share options during the year:

	Number of share options	WAEP		Number of share options	WAEP
	31.12.2021	31.12.2021		31.12.2022	31.12.2022
Outstanding at January 1	470,000	US$	21.11	270,000	US$	21.11
Cancelled during the year	(200,000)	US$	21.11	—	US$	21.11

Outstanding at December 31	270,000	US$	21.11	270,000	US$	21.11

Exercisable at December 31	270,000	US$	21.11	270,000	US$	21.11

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

The exercise price for options outstanding as of December 31, 2022 was US$21.11 dollar (2021: US$21.11 dollar).
The weighted average remaining contractual life for the share options outstanding as of December 31, 2022 was 1.6 (2021: 2.6) years.
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

F-
7
0

China Yuchai International Limited
Notes to the Consolidated Financial Statements

22.	Trade and other payables

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Current
Trade payables	3,884,812	4,199,072	604,018
Bills payables (i)	3,085,206	2,356,574	338,983
Other payables	423,787	319,723	45,991
Accrued expenses	167,575	159,735	22,977
Accrued staff costs	689,327	422,045	60,709
Refund liabilities	718,379	222,342	31,983
Dividend payable	29,304	30,205	4,345
Amount due to:
- associates and joint ventures (trade)	176,819	67,556	9,718
- associates and joint ventures (non-trade)	27	22	3
- related parties (trade)	214,980	296,219	42,610
- related parties (non-trade)	1,308	7,289	1,048

Financial liabilities carried at amortized cost (Note 32, Note 35)	9,391,524	8,080,782	1,162,385
Deferred grants (Note 27)	12,482	13,404	1,928
Advance from customers	316	254	37
Other tax payable	39,416	44,968	6,468

Total trade and other payables (current)	9,443,738	8,139,408	1,170,818

(i)
As of December 31, 2022, the bills payables include bills payable to joint ventures, associates and other related parties amounted to RMB 36.3 million (US$ 5.2 million) (2021: RMB 28.4 million), RMB Nil (US$ Nil) (2021: RMB 5.4 million) and RMB 192.6 million (US$ 27.7 million) (2021: RMB 237.6 million) respectively.

(ii)	Terms and conditions of the above financial liabilities:

•	Trade and other payables are non-interest bearing and are normally settled on agreed credit terms ranging from 60 to 90 day terms.

•	For terms and conditions relating to related parties, refer to Note 29.

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Non-current
Other payables (i) (Note 32, Note 35)	188,725	189.366	27,239

(i)	This relates to accrual for bonus, which is non-interest bearing and not expected to be settled within next 12 months.

F-7
1

China Yuchai International Limited
Notes to the Consolidated Financial Statements

23.	Provision

	Provision for warranty	Provision for onerous contract	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
At January 1, 2021	255,439	13,639	269,078	38,706
Provision made	292,157	4,829	296,986	42,720
Provision utilized	(299,397)	—	(299,397)	(43,067)
Provision reversed	—	(13,639)	(13,639)	(1,962)

At December 31, 2021 and January 1, 2022	248,199	4,829	253,028	36,397
Provision made	317,076	—	317,076	45,610
Provision utilized	(345,161)	—	(345,161)	(49,650)
Provision reversed	—	(4,829)	(4,829)	(695)

At December 31, 2022	220,114	—	220,114	31,662

24.	Contract liabilities

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Unfulfilled service-type maintenance services	209,773	195,245	28,085
Advance from customer	432,659	499,831	71,899

Total	642,432	695,076	99,984

Current	573,259	617,737	88,859
Non-current	69,173	77,339	11,125

Total contract liabilities (Note 6.2)	642,432	695,076	99,984

25.	Lease liabilities

	Effective interest rate	Maturity	31.12.2021	31.12.2022	31.12.2022
	%		RMB’000	RMB’000	US$’000
Current (Note 17)	1.25% - 6.40%	2023	27,125	31,433	4,521

Non-current (Note 17)	1.25% - 6.40%	2024-2026	13,406	28,208	4,058

F-7
2

China Yuchai International Limited
Notes to the Consolidated Financial Statements

26.	Loans and borrowings

	Effective interest rate	Maturity	31.12.2021
	%		RMB’000
Current
Renminbi denominated loans	1.10 – 3.85	2022	2,103,000

Non-current
Renminbi denominated loans	3.45	2023	100,000

	Effective interest rate	Maturity	31.12.2022	31.12.2022
	%		RMB’000	US$’000
Current
Renminbi denominated loans	0.86 – 3.70	2023	2,141,432	308,036

Non-current
Renminbi denominated loans	3.00	2025	200,000	28,769

Note:

(i)	All loan balances as stated above do not have a callable feature.

F-7
3

China Yuchai International Limited
Notes to the Consolidated Financial Statements

26.	Loans and borrowings (cont’d)

S$30.0 million credit facility with DBS Bank Ltd (“DBS”)
On June 25, 2021, the Company entered into an uncommitted revolving credit facility agreement with DBS with an aggregate value of S$ 30.0 million to refinance the S$30.0 million facility that matured on June 1, 2021. Among other things, the terms of the facility required that (i) HLA retains ownership of the special share, at all-time
retains at least 35% ownership of the Company and that the Company remain a consolidated subsidiary of HLA, (ii) the Company at all-time
retains at least 76.4% ownership in Yuchai and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also included certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not being less than US$ 400 million, and the ratio of the consolidated total debt (as defined in the agreement) to consolidated tangible net worth not exceeding
1.0
times. This arrangement was used to finance the Group general working capital requirements.
S$30.0 million credit facility with MUFG Bank Ltd, Singapore Branch (“MUFG”)
On June 10, 2020, the Company entered into an uncommitted and unsecured multi-currency revolving credit facility agreement with MUFG for an aggregate value of S$ 30.0 million to refinance the S$ 30.0 million facility that matured on March 17, 2020. The facility is available for three years from the date of the facility agreement and will be used to finance the Company’s general working capital requirements. Among other things, the terms of the facility require that HLA retains ownership of the Company’s special share and that the Company remains a subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) not being less than US$ 120 million at all times and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.
US$30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“SMBC”)
On June 24, 2020, the Company entered into an uncommitted and unsecured multi-currency short-term revolving credit facility agreement with SMBC for an aggregate value of US$ 30.0 million to refinance the US$ 30.0 million facility that matured on March 18, 2020. This facility will be utilized by the Company to finance its general working capital requirements. The terms of the facility require, among other things, that HLA retains ownership of the special share and that the Company remains a subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not less than US$ 200 million and the ratio of the Company’s consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On April 12, 2022, the Company enter into a supplement agreement with SMBC to amend the maximum tenor of each drawdown under the facility to 6 months for US$ and 3 months for SGD.

F-7
4

China Yuchai International Limited
Notes to the Consolidated Financial Statements

27.	Deferred grants

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
At January 1	541,610	424,140	61,011
Received during the year	50,582	186,993	26,898
Grant disbursed to partner of joint project	(16,270)	(13,243)	(1,905)
Released to consolidated statement of profit or loss	(151,782)	(108,102)	(15,550)

At December 31	424,140	489,788	70,454

Current (Note 22)	12,482	13,404	1,928
Non-current	411,658	476,384	68,526

	424,140	489,788	70,454

The government grant that have been received in PRC was to support and fund Yuchai’s production facilities, research and development activities for product innovations and developments.

28.	Other financial liability
In November 2022, Yuchai Xin-Lan received RMB 50.0 million (US$ 7.2 million) from an investor for its

9.1
%
of shareholding in Yuchai Xin-Lan. At the same time, Yuchai has granted a put option to this investor (non-controlling interest of its subsidiary company, Yuchai Xin-Lan). This option may be exercised at cost plus agreed interests (based on a fixed interest rate) if certain conditions are not met by end of 2027. Accordingly, the Group recognized a financial liability based on the present value of the amount payable upon exercise of the put. A corresponding capital reserve was recognized (Note 20).

29.	Related party disclosures
The ultimate parent
As of December 31, 2022, the controlling shareholder of the Company, HLA, indirectly owned 18,270,965, or 44.7% (2021: 18,270,965, or 44.7%), of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HLT, a wholly-owned subsidiary of HLC. HLT owns approximately 23.3% (2021: 23.3%) of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 21.4% (2021: 21.4%) of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under
Bye-Laws
of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.
In 2022, there were transactions other than dividends paid, between the Group and HLA of RMB 0.4 million (less than US$0.1 million) (2021: RMB 0.5 million; 2020: RMB 0.03 million). The transaction relates to consultancy fees charged by HLA.
Entity with significant influence over the Group
As of December 31, 2022, the Yulin City Government through Coomber Investment Ltd. owned 17.2% (2021: 17.2%) of the ordinary shares in the capital of the Company.

F-7
5

China Yuchai International Limited
Notes to the Consolidated Financial Statements

29.	Related party disclosures (cont’d)

The following provides the significant transactions that have been entered into with related parties for the relevant financial year.

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Sales of engines and parts
- associates and joint ventures	1,256,268	393,440	411,010	59,122
- GY Group (including its subsidiaries and affiliates)	2,637,845	3,223,785	2,262,306	325,423
Purchase of parts, supplies and engines
- associates and joint ventures	2,792,707	2,036,675	1,396,611	200,896
- GY Group (including its subsidiaries and affiliates)	1,245,030	1,307,137	1,053,607	151,557
Hospitality, restaurant, consultancy and other service income charged to
- a joint venture	3,918	2,152	5,803	835
- GY Group (including its subsidiaries and affiliates)	6,765	6,609	10,398	1,496
Service charge charged by
- joint ventures	—	5,023	128	18
Rental income
- joint ventures	4,565	4,415	4,634	667
- GY Group (including its subsidiaries and affiliates)	3,970	275	580	83
Property management service expenses
- GY Group (including its subsidiaries and affiliates)	24,968	21,978	22,128	3,183
Selling, general and administrative expenses
- a joint venture	7,287	2,530	—	—
- GY Group (including its subsidiaries and affiliates)	4,728	9,315	30,151	4,337
- HLA (including its affiliates)	6,687	7,188	8,994	1,294
Delivery, storage, distribution and handling expenses
- GY Group (including its subsidiaries and affiliates)	312,891	300,699	201,669	29,009
Payment for lease liabilities
- GY Group (including its subsidiaries and affiliates) (i)	18,086	17,215	19,802	2,848
Purchases of vehicles and machineries
- GY Group (including its subsidiaries and affiliates)	2,838	3,460	2,513	361

F-7
6

China Yuchai International Limited
Notes to the Consolidated Financial Statements

29.	Related party disclosures (cont’d)

Note:

(i)
The Group has adopted IFRS 16 on January 1, 2019. These leasing expenses have been recognized as right-of-use
assets and lease liabilities on the consolidated statement of financial position as of December 31, 2021 and 2022.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.
The transactions with related parties are made at terms agreed between the parties.
Compensation of key management personnel of the Group

	31.12.2020	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	RMB’000	US$’000
Short-term employee benefits	43,178	25,289	25,011	3,598
Contribution to defined contribution plans	292	273	208	30

	43,470	25,562	25,219	3,628

The
non-executive
directors do not receive pension entitlements from the Group.

30.	Commitments and contingencies
Operating lease commitments - Group as lessee
The Group does not has lease contracts that have not yet commenced as of December 31, 2022. The future lease payments for these non-cancellable
lease contracts are as follows:

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Within 1 year	2,769	—	—
After 1 year but within 5 years	2,178	—	—
After 5 years	—	—	—

	4,947	—	—

Capital commitments
As of December 31, 2021 and 2022, the Group had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not paid and not recognized in financial statements amounting to RMB 425.2 million and RMB 319.5 million (US$ 46.0 million) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 5.

F-7
7

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

Year ended December 31, 2020	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Revenue
Total external revenue (Note 6.1)	20,557,660	23,510	—	—		20,581,170

Results
Interest income	158,569	3,538	4,863	—		166,970
Interest expense	(147,161)	(35)	(97)	—		(147,293)
Impairment of property, plant and equipment	(3,920)	—	—	—		(3,920)
Staff severance cost	(19,712)	—	—	—		(19,712)
Depreciation and amortization	(488,536)	(5,181)	(890)	—		(494,607)
Share of profit of associates and joint venture	(59,476)	506	—	—		(58,970)
Income tax expense	(156,007)	(200)	(69)	(36,262	) (1)	(192,538)

Segment profit after tax	829,042	1,052	(17,127)	(33,641	) (1)	779,326

Total assets	25,330,625	392,096	2,075,262	(1,507,025)		26,290,958

Total liabilities	(14,328,688)	(10,346)	(15,797)	(103,417	) (2)	(14,458,248)

Other disclosures
Investment in joint ventures	223,918	3,202	—	—		227,120
Capital expenditure	550,424	4,409	14	—		554,847

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Segment information (cont’d)

Year ended December 31, 2021	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Revenue
Total external revenue (Note 6.1)	21,254,134	11,796	—	—		21,265,930

Results
Interest income	129,520	1,363	1,200	—		132,083
Interest expense	(111,747)	(19)	(26)	—		(111,792)
Impairment of property, plant and equipment	(7,227)	—	—	—		(7,227)
Staff severance cost	(11,771)	—	—	—		(11,771)
Depreciation and amortization	(567,465)	(5,221)	(910)	—		(573,596)
Share of profit of associates and joint venture	(96,658)	763	—	—		(95,895)
Income tax expense	(29,043)	(245)	—	(14,528	) (1)	(43,816)

Segment profit after tax	443,499	(6,728)	(20,321)	(8,556	) (1)	407,894

Total assets	23,897,506	368,415	2,146,060	(1,506,672)		24,905,309

Total liabilities	(13,206,953)	(10,322)	(13,550)	(59,140	) (2)	(13,289,965)

Other disclosures
Investment in joint ventures	147,106	3,989	—	—		151,095
Capital expenditure	474,562	4,310	19	—		478,891

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Segment information (cont’d)

Year ended December 31, 2022	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	US$’000
Revenue
Total external revenue (Note 6.1)	15,997,766	32,870	—	—		16,030,636	2,305,936

Results
Interest income	116,668	2,902	12,309	—		131,879	18,970
Interest expense	(90,846)	(49)	(14)	—		(90,909)	(13,077)
Impairment of investment in joint venture	(990)	—	—	—		(990)	(142)
Impairment of property, plant and equipment	(17,278)	—	—	—		(17,278)	(2,485)
Staff severance cost	(19,531)	—	—	—		(19,531)	(2,809)
Depreciation and amortization	(619,000)	(4,770)	(922)	—		(624,692)	(89,859)
Share of (loss)/profit of associates and joint venture	(29,554)	461	—	—		(29,093)	(4,185)
Income tax expense	(47,555)	(39)	(9)	(11,462	) (1)	(59,065)	(8,496)

Segment profit after tax	354,865	5,152	(18,245)	(6,111	) (1)	335,661	48,283

Total assets	23,020,241	405,871	2,215,652	(1,504,208)		24,137,556	3,472,080

Total liabilities	(12,220,938)	(12,062)	(14,256)	(55,236	) (2)	(12,302,492)	(1,769,659)

Other disclosures
Investment in joint ventures	150,219	4,484	—	—		154,703	22,253
Capital expenditure	352,737	564	47	—		353,348	50,828

Note:

(1)	This relates mainly to the deferred tax expense relating to withholding tax on dividends from Yuchai.
(2)	This relates mainly to the deferred tax liabilities relating to cumulative withholding tax on dividends that are expected to be declared from income earned after December 31, 2007 by Yuchai.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Segment information (cont’d)

Geographic information
The geographic information for revenue from external customers is disclosed in Note 6.1.
Revenue from top 5 customers amounted to RMB
5,916.9 million (US$ 851.1 million) (2021: RMB 10,442.3 million; 2020: RMB 11,896.4 million), arising from sales by Yuchai segment.
Non-current
assets

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
People’s Republic of China	6,370,404	6,281,907	903,624
Other countries	89,549	90,520	13,021

	6,459,953	6,372,427	916,645

Non-current
assets for this purpose consist of property, plant and equipment, right-of-use
assets, investment in joint ventures and associates, investment property, intangible assets and goodwill.

32.	Financial risk management objectives and policies
The Group’s principal financial liabilities comprise loans and borrowings, trade and other payables and other financial liability arising from a put option to a non-controlling interest. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has trade and other receivables, and cash and bank deposits that derive directly from its operations. The Group also holds quoted equity securities.
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
The sensitivity analyses in the following sections relate to the position as of December 31, 2021 and 2022.
The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2022.
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
If interest rate had been 50 (2021: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2022 of the Group would increase/decrease by RMB 12.2 million (US$ 1.8 million) (2021: increase/decrease by RMB 15.4 million).

Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s sales, purchases and financial liabilities that are denominated in currencies other than the respective functional currencies of entities within the Group. The Group also holds cash and bank balances and other investments denominated in foreign currencies. The currencies giving rise to this risk are primarily the Singapore Dollar, US Dollar and Euro.
Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

32.	Financial risk management objectives and policies (cont’d)

Foreign currency risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2021
	Singapore Dollar	Euro	US Dollar	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Quoted equity securities	606	—	—	—
Trade and other receivables	676	8,806	297	—
Cash and bank balances	164,544	2,535	4,345	14,342
Financial liabilities	(1,428)	—	—	—
Trade and other payables	(4,551)	(8,997)	(3,651)	(510)

Net assets/(liabilities)	159,847	2,344	991	13,832

	31.12.2022
	Singapore Dollar	Euro	US Dollar	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	1,504	7,328	4,484	218
Cash and bank balances	166,517	1,282	26,521	15,340
Financial liabilities	(202)	—	—	—
Trade and other payables	(5,064)	(11,586)	(7,258)	(2,579)

Net assets/(liabilities)	162,755	(2,976)	23,747	12,979

US$’000	23,412	(428)	3,416	1,867

Foreign currency risk sensitivity
A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Singapore Dollar	15,985	16,276	2,341
Euro	234	(298)	(43)
US Dollar	99	2,375	342

China Yuchai International Limited
Notes to the Consolidated Financial Statements

32.	Financial risk management objectives and policies (cont’d)

Equity price risk
The Group has investment in Thakral Corporation Ltd “TCL” which is quoted equity securities.
Equity price risk sensitivity
A 10% increase/(decrease) in the underlying prices at the reporting date would increase/(decrease) Group’s profit before tax by the following amount:

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Statement of profit or loss	61	—	—

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

Credit risk (cont’d)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Trade receivables
			Days past due
As of December 31, 2021	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	9.1%	—	0.5%	7.2%	15.3%	55.2%
Estimated total gross carrying amount at default	364,445	117,832	131,411	33,897	37,169	44,136
Expected credit loss	33,210	—	714	2,428	5,686	24,382

		Trade receivables
			Days past due
As of December 31, 2022	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	2.1%	—	0.2%	0.2%	0.6%	63.1%
Estimated total gross carrying amount at default	1,549,462	1,138,365	216,355	80,132	63,477	51,133
Expected credit loss	33,247	—	500	124	372	32,251

At December 31, 2022, the Group had top
5
 customers (2021: top
5
 customers) that owed the Group more than RMB
993.1
 million (US$
142.8 million) (2021: RMB 203.5 million) and accounted for approximately 53.5% (2021: 47.0%) of trade receivables (excluding bills receivables) respectively. These customers are located in the PRC. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 15. The Group’s share of bills receivables of a joint venture which was used as collateral as security is disclosed in Note 5.
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
The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments.

	1 year or less	2 to 5 years	Total
As of December 31, 2021	RMB’000	RMB’000	RMB’000
Financial assets
Trade and bills receivables	6,768,335	—	6,768,335
Other receivables, excluding tax recoverable	138,780	—	138,780
Cash and bank balances	5,221,555	110,000	5,331,555
Quoted equity securities	606	—	606

	12,129,276	110,000	12,239,276

Financial liabilities
Loans and borrowings	2,130,356	101,524	2,231,880
Trade and other payables (Note 22)	9,391,524	188,725	9,580,249
Lease liabilities	28,121	13,650	41,771

	11,550,001	303,899	11,853,900

	1 year or less	2 to 5 years	After 5 years	Total	Total
As of December 31, 2022	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Financial assets
Trade and bills receivables	6,487,095	—	—	6,487,095	933,140
Other receivables, excluding tax recoverable	434,750	—	—	434,750	62,537
Cash and bank balances	4,830,743	20,000	—	4,850,743	697,758

	11,752,588	20,000	—	11,772,588	1,693,435

Financial liabilities
Loans and borrowings	2,158,839	209,400	—	2,368,239	340,661
Trade and other payables (Note 22)	8,080,782	189,366	—	8,270,148	1,189,624
Lease liabilities	33,102	26,928	216	60,246	8,666
Other financial liability	—	—	58,212	58,212	8,374

	10,272,723	425,694	58,428	10,756,845	1,547,325

China Yuchai International Limited
Notes to the Consolidated Financial Statements

33.	Capital management
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

	31.12.2021	31.12.2022	31.12.2022
	RMB’000	RMB’000	US$’000
Loans and borrowings (current and non-current) (Note 26)	2,203,000	2,341,432	336,805
Lease liabilities (current and non-current) (Note 25)	40,531	59,641	8,579
Trade and other payables (current and non-current) (Note 22)	9,632,463	8,328,774	1,198,057
Other financial liability (Note 28)	—	45,950	6,610
Less: Cash and bank balances (Note 16)	(5,331,555)	(4,850,743)	(697,758)

Net debts	6,544,439	5,925,054	852,293
Equity attributable to equity holders of the Company	8,859,152	9,008,946	1,295,896

Total capital and net debts	15,403,591	14,934,000	2,148,189

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.
No changes were made in the objectives, policies or processes during the years ended December 31, 2021 and 2022.
As disclosed in Note 20, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable
statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2021 and 2022.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

34.	Fair value measurement
Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2021:

		Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs
		Total	(Level 1)	(Level 2)
		RMB’000	RMB’000	RMB’000
Assets measured at fair value
Quoted equity securities:
Quoted equity shares – TCL (Note 14)	December 31, 2021	606	606	—
Debt instruments (i) :
Bills receivable	December 31, 2021	3,338,816	—	3,338,816

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2022:

Fair value measurement using
	Date of valuation			Quoted prices in active markets	Significant observable inputs
		Total	Total	(Level 1)	(Level 2)
		US$’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Debt financial assets (i) :
Bills receivable	December 31, 2022	464,232	3,227,295	—	3,227,295

Note:

(i)
The fair values of the Group’s debt financial assets at fair value through OCI were measured using the discounted cash flows model. The model incorporates market observable input including the interest rate of similar instruments.

There have been no transfers between Level 1 and Level 2 during 2022 and 2021.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

35.	Financial assets and financial liabilities

	Note	Financial assets at fair value through profit or loss	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2021

Financial assets
Quoted equity securities	14	606	—	—	—	606
Trade and bills receivable	15	—	3,429,519	3,338,816	—	6,768,335
Other receivables	15	—	138,780	—	—	138,780
Cash and bank balances	16	—	5,331,555	—	—	5,331,555

		606	8,899,854	3,338,816	—	12,239,276

Financial liabilities
Trade and other payables	22	—	—	—	9,580,249	9,580,249
Lease liabilities	25	—	—	—	40,531	40,531
Loans and borrowings	26	—	—	—	2,203,000	2,203,000

		—	—	—	11,823,780	11,823,780

	Note	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2022

Financial assets
Trade and bills receivable	15	3,259,800	3,227,295	—	6,487,095	933,140
Other receivables	15	434,750	—	—	434,750	62,537
Cash and bank balances	16	4,850,743	—	—	4,850,743	697,758

		8,545,293	3,227,295	—	11,772,588	1,693,435

Financial liabilities
Trade and other payables	22	—	—	8,270,148	8,270,148	1,189,624
Lease liabilities	25	—	—	59,641	59,641	8,579
Loans and borrowings	26	—	—	2,341,432	2,341,432	336,805
Other financial liability	28	—	—	45,950	45,950	6,610

		—	—	10,717,171	10,717,171	1,541,618

China Yuchai International Limited
Notes to the Consolidated Financial Statements

35.	Financial assets and financial liabilities (cont’d)

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
Changes in liabilities arising from financing activities

	January 1, 2021	Cash flows	Addition	Accretion of interest	Translation reserve	Others	December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2021

Loans and borrowings
- current	1,730,000	(127,000)	—	—	—	500,000	2,103,000
- non-current	500,000	100,000	—	—	—	(500,000)	100,000
Lease liabilities
- current	22,755	(24,940)	1,270	1,819	(54)	26,275	27,125
- non-current	17,023	—	22,701	—	(43)	(26,275)	13,406

Total liabilities from financing activities	2,269,778	(51,940)	23,971	1,819	(97)	—	2,243,531

	January 1, 2022	Cash flows	Addition	Accretion of interest	Termination	Translation reserve	Others	December 31, 2022	December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2022

Loans and borrowings
- current	2,103,000	(61,568)	—	—	—	—	100,000	2,141,432	308,036
- non-current	100,000	200,000	—	—	—	—	(100,000)	200,000	28,769
Lease liabilities
- current	27,125	(26,144)	—	1,547	(6,187)	239	34,853	31,433	4,521
- non-current	13,406	—	49,735	—	—	(80)	(34,853)	28,208	4,058
Other financial liability	—	—	45,675	275	—	—	—	45,950	6,610

Total liabilities from financing activities	2,243,531	112,288	95,410	1,822	(6,187)	159	—	2,447,023	351,994

The ‘Others’ column includes the effect of reclassification of non-current
portion of loans and borrowings, including obligations under finance leases and lease liabilities due to the passage of time.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

36.	Comparative figures
The Group enters into contractual arrangements with certain customers that entitle them to sales rebates based on sales volume achieved in the financial year. Management has determined that it is more appropriate to net such sales rebates with the receivables due from these customers in the same financial year. Where receivables have been settled, such sales rebates will then be classified as refund liabilities. Accordingly, the comparative figures in the balance sheet as of December 31, 2021 for trade and other receivables and trade and other payables had been adjusted by RMB 195.4 million
to conform with current year’s presentation.

The changes to 2021 comparatives have no impact on the income statement, net current assets and net assets of the Group
.

37.	Subsequent events
In February 2023, Yuchai Xin-Lan received RMB 20.0 million (US$ 2.9 million) in total from two new investors, namely Guangxi Guangtou Incubation Investment Fund and GIIT Investment Development Company. As of February 28, 2023, Yuchai Xin-Lan has received a total capital contribution amount of RMB
 70.0 million (US$ 10.1
million) from three external investors, including RMB 50.0 million (US$ 7.2 million) received before year end as disclosed in Note 28. With that, the Group’s equity interest in Yuchai Xin-Lan decreased from
69.5%
as of December 31, 2022 to
67.0%.
In March 2023, Yuchai transferred its wholly owned subsidiary, Yuchai Xin-Lan (Jiangsu) Hydrogen Energy Technology Co., Ltd (“Yuchai Xin-Lan (Jiangsu)”) (formerly known as Jiangsu UniTrump Power Technology Co., Ltd.) to Yuchai Xin-Lan. As a result, the Group’s equity interest in Yuchai Xin-Lan (Jiangsu) reduced from 76.4% as of December 31, 2022 to 67.0%.
In March 2023, Yuchai has incorporated a wholly-owned subsidiary, Guangxi Xing Yun Cloud Technology Co. Ltd. (“Xing Yun Cloud”), with a registered capital of RMB
 10.0 million (US$ 1.4 million). The newly formed subsidiary will develop proprietary operating systems to enable data analytics for smart and connected solutions for both on- and off-road vehicles as well as machineries. In addition, Xing Yun Cloud will manage IT operations and maintenance, develop and support new digital projects, and develop intelligent networks and processes for the Yuchai Group.

F-9
1