Form 20-F
period 2023-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2024-04-26
CIK 932695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
As of December 31, 2023, 40,858,290 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

Certain Definitions and Supplemental Information

All references to “China” and “PRC” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar” or “US$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 7.1036 = US$1.00, the rate quoted by the People’s Bank of China, or the PBOC, on February 29, 2024, and (ii) from Singapore dollar to US dollar at the rate of S$1.3457 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 29, 2024. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

As used in this Annual Report, unless the context otherwise requires, the terms “the Company”, “the Group”, “CYI”, “we”, “us”, “our” and “our Company” refer to China Yuchai International Limited, or as the context requires, China Yuchai International Limited and its subsidiaries. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited and its subsidiaries and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory, or Yulin Diesel. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Group Company, which became a shareholder of Yuchai. All references herein to “GY” are to Guangxi Yuchai Machinery Group Company (formerly known as Guangxi Yuchai Machinery Holdings Company, and also Guangxi Yuchai Machinery Group Company Limited). All references herein to “the GY Group” are to GY and its subsidiaries. In May 1993, in order to finance further expansion, Yuchai sold shares to the Company. All references herein to “Foreign Shares” are to the shares sold by Yuchai to non-Chinese legal and natural persons (currently only CYI). All references to “HLGE” are to HL Global Enterprises Limited (formerly known as HLG Enterprise Limited); and all references to the “HLGE group” are to HLGE and its subsidiaries. All references to “TCL” are to Thakral Corporation Ltd; and all references to the “TCL group” are to TCL and its subsidiaries.

As of December 31, 2023, 40,858,290 shares of our common stock, par value US$0.10 per share, or Common Stock, and one special share, par value US$0.10, of our Common Stock were issued and outstanding. The weighted average shares of common stock outstanding during the year was 40,858,290. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 40,858,290 for 2023. As of February 29, 2024, 40,858,290 shares of our Common Stock, and one special share, par value US$0.10 were issued and outstanding.

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

Known or unknown risks, uncertainties and other factors, including those discussed in “Item 3. Key Information — D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed in, or implied by, the forward-looking statements contained in this Annual Report. Accordingly, we can give no assurances that any of the events anticipated by these forward-looking statements will transpire or occur or, if any of the foregoing factors or other risks and uncertainties described elsewhere in this Annual Report were to occur, what impact they will have on these forward-looking statements, including the results of our operations or financial condition. In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. We expressly disclaim any obligation to publicly revise any forward-looking statements contained in this Annual Report to reflect the occurrence of events after the date of this Annual Report.

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

•	We are or may be subject to risks associated with strategic alliances, including joint ventures.

•	Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.

•	We are subject to risks associated with being subject to U.S. trade controls laws and regulations.

•

We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks. Any failure to comply with the various applicable laws and regulations related to data security and cybersecurity could lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.

•

We utilize, and our subsidiaries may utilize, equity incentive plans to attract, retain, and motivate management and employees which can have a dilutive effect on your investment in us and our interests in our subsidiaries.

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

•

The PRC government can exercise influence over the conduct of business in China. Changes in and uncertainties relating to political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations.

•	Changes in tax laws or tax rulings could negatively impact our income tax provision and net income.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. Regulations in China regarding currency conversion could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.

•

Securities offerings that we may conduct in the future may be subject to the approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or other PRC governmental authorities, and we cannot assure you that we will be able to obtain such approval, satisfy such requirements or complete such filings.

•	United States regulators may be limited in their ability to conduct investigations or inspections of our operations in China.

•

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Risks Related to Our Business and Industry

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.

Our operations and performance depend significantly on economic conditions in China and globally. Economic factors such as GDP growth, industrial output, consumer spending, and trade dynamics directly influence the demand for our diesel products in various sectors such as transportation, construction, agriculture, and manufacturing. During periods of economic expansion, the demand for trucks, construction machinery and other applications of diesel engines generally increases. Conversely, uncertainty about current global economic conditions or adverse changes in the economy could lead to a significant decline in the diesel engine industry which is generally adversely affected by a decline in demand.

The interconnectivity of the global economy implies that economic events and trends in major markets like the United States and Europe, and emerging economies in Asia Pacific region can likewise impact the demand for diesel engines in China. Factors like trade tensions, geopolitical risks, and shifts in consumer preferences in these markets can have ripple effects on global trade flows and economic activities, ultimately influencing demand for our products sold both in China and overseas.

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

Our business is heavily dependent on government policies, which significantly influence various aspects of the industry, including productions, emission regulations, subsidies, and market demand.

Government policies in China regarding emissions standards, fuel efficiency requirements, and environmental regulations directly affect the design, production, and sale of diesel engines as well as the market demand on new energy power solutions. These policies serve as the framework within which our operations are conducted and directly influence our strategies and activities across various aspects of our business. In recent years, the government policies in China have encouraged energy conservation and carbon reduction. Following China’s announcement in September 2020 that China intends to hit peak carbon emissions by 2030 and carbon neutrality by 2060, we have seen the development of policies relating to this topic across different sectors issued by ministerial or other levels of the government in China. Such policy changes may de-emphasize the use of diesel engines and encourage increased use of cleaner energy alternatives, and any such changes may adversely affect our financial condition, results of operations, business or prospects. Compliance with emission and fuel efficiency requirements necessitates the integration of advanced technologies into our products to optimize performance while minimizing energy consumption. Moreover, stringent environmental regulations govern our operations, requiring robust waste management practices and emissions control measures to mitigate environmental impact. Non-compliance with these regulations would result in significant financial and reputational risks. Therefore, our ability to align with and proactively respond to government policies is fundamental to our continued success and sustainability in the dynamic diesel engine market in China.

Government policies also influence market demand for diesel engines indirectly by shaping economic conditions, infrastructure development, and investment in transportation sectors. For instance, policies promoting infrastructure development, such as the construction of highways, railways, and ports, can drive demand for heavy-duty vehicles powered by diesel engines. Subsidies or incentives for agricultural machinery powered by diesel engines can boost sales in the agricultural sector. The government incentive schemes have, directly or indirectly, contributed to our overall engine sales in the past. However, since government policies may be changed from time to time, we cannot guarantee our continuous compliance with or benefit from the government policies.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ended December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective for the financial years ended December 31, 2012 to 2023. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting for the financial years ended December 31, 2012 to 2023.

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

In 2023, our sales to our top five customers accounted for 37.9% of our total revenue. Our top customer is one of the leading automobile manufacturer groups in China. This group includes one of the largest automobile companies in China and other affiliated or controlled diesel truck manufacturers. In 2023, sales to our top customer as a group accounted for 13.5% of our total revenue, including 5.4% to one entity within the group. Although we consider our relationship with our top customers to be good, the loss of one or more of our top customers, whether singly or combined together, would have a material adverse effect on our financial condition, results of operations, business or prospects.

Our dependency on purchases made by our top customers exposes us to risks associated with their liquidity and purchasing decisions. Any adverse changes in their financial stability, market position, or purchasing patterns could adversely impact our sales volume and revenue. We cannot assure you that our top customers will be able to repay all the money they owe to us. Our top customers may also not be able to continue purchasing the same volume of products from us, which would reduce our overall sales volume. In addition, fluctuation in the economic environment or industry-specific challenges may lead to reduced demand from these major customers, further intensifying the risks.

Our top customer is part of our competitor’s group, which also operates in the engine market in China. Although we believe that the companies within our top customer’s group generally make independent purchasing decisions based on end-user preferences, we cannot assure you that manufacturers associated with our top customer will not preferentially purchase engines manufactured by companies within their own group over those manufactured by us.

We are dependent on our suppliers, some of whom are our single source suppliers for the components they supply.

Our engine models use parts that we purchase from external suppliers, with some of our suppliers serving as the single source for relevant components. Our reliance on single-source suppliers presents risks related to, among other things, disruptions in the supplier’s business, operations and supply chain. Any such disruptions could in turn lead to shortages or delivery delays for our component parts, as well as potential component failures. For instance, the global shortage of semiconductor chips in 2021 resulted in delivery delays, leading to the unavailability of components. This shortage negatively impacted our production schedules and volumes, causing disruptions in our manufacturing processes and affecting our ability to meet customer demand. We generally do not enter into long-term agreement with our single-source suppliers. We may not choose to or be able to enter into arrangements with alternative suppliers for these components in order to manage or mitigate these risks. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis or at all. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.

The diesel engine industry in China is highly competitive, with several factors contributing to this competitive landscape:

•	improvement in competitors’ products;

•	increased production capacity of competitors;

•	increased utilization of idle capacity by competitors;

•	price competition;

•	increased emphasis on new-energy vehicles; and

•	consolidations in the diesel engine industry.

We believe that the excess capacity in the diesel engine industry has arisen from time to time, due to fluctuations in market demand. Any excess capacity or decrease in demand in the diesel engine industry could lead to a decrease in prices of diesel engines and as we and our competitors compete through lower prices, this could adversely impact our revenues, margins and overall profitability. Furthermore, if restrictions and tariffs on the import of motor vehicles and motor vehicle parts into China are reduced, competition could increase significantly. An increase in competition as a result of these various factors operating singly or together may adversely affect our financial condition, results of operations, business or prospects as a result of lower gross margins, higher fixed costs or decreasing market share.

Our long-term business prospects will depend largely upon our ability to develop and introduce new and improved products in response to market demands at competitive prices. Our competitors in the diesel engine markets may be able to introduce new or improved engine models that are more favorably received by customers. Competition in the end-user markets could also lead to technological improvements and advances that render our current products obsolete at an earlier than expected date, in which case we may have to depreciate or impair our production equipment more rapidly than planned. Failure to introduce or delays in the introduction of new or improved products at competitive prices could have a material adverse effect on our financial condition, results of operations, business or prospects.

In addition, any consolidations or alliances in our industry may result in higher competition for us from the resulting larger companies. Concentration within our industry, or other potential moves by our competitors, could improve their competitive position and market share and may exert further pricing pressure on us. Any consolidation or alliances in our industry involving our key suppliers or customers may adversely affect our existing relationships and arrangements with them. The loss of one or more of our key suppliers or customers due to consolidation in our industry or otherwise could have a material adverse effect on our business, financial condition and results of operations.

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

These policies in China have set specific industrialization goals for NEVs and plug-in hybrid vehicles, in terms of annual and cumulative production and sales. In addition, a series of supporting subsidies and preferential policies have been implemented to support the NEVs industry in a holistic manner. To shift commercial vehicle market from being “policy-driven” to “market-driven”, China completely phased out purchase subsidies for electric vehicles, or EVs, at the end of 2022. Despite the phase out of subsidies, certain incentives remain. For example, EV buyers are entitled to a 10% purchase tax exemption until the end of 2023. In June 2023, a joint announcement by the Ministry of Finance, the State Taxation Administration and the Ministry of Industry and Information Technology announced the extension of NEV purchasing tax reduction policy. For NEV sales from January 1, 2024 to December 31, 2025, a maximum tax reduction of RMB 30,000 will be applied. For NEV sales from January 1, 2026 to December 31, 2027, a maximum tax reduction of RMB 15,000 will be applied. These subsidies and favorable government policies have resulted in increased sales of NEVs, including EVs in China. According to the CAAM, among 30.1 million vehicles sold in 2023, 9.5 million units were EVs.

If the market for electric-powered vehicles continues to develop or develops more quickly than we expect, the additional competition resulting from the growing NEV development could reduce demand for our diesel engines, which could adversely affect our business, financial condition, results of operations and prospects. For information on Yuchai’s new energy products, see “Item 4. Information on the Company – B. Business Overview – Products and Key Product Development – New Energy Products.”

If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.

Given the highly competitive nature and ongoing evolution of the diesel engine industry in China, we will have to continually improve our existing engine products, develop new engine products and enter into new markets in order to remain competitive. Our long-term business prospects largely depend upon our ability to develop and introduce new or improved products at competitive prices and enter into new local and overseas markets. These future products may utilize different technologies and require market expertise beyond our current scope. We have dedicated substantial resources to improving our product technology, ensuring their competitiveness in the market. Yuchai offers a portfolio of diesel and natural gas engines, along with the development of new energy powertrain systems and environmentally friendly hybrid engines. There is no assurance that our efforts will be successful, or that our new products, including National VI and Tier-4 compliant engines, will be attractive to customers. Research and development efforts may not yield successful outcomes, and our products may not meet all customer needs or gain market acceptance. Additionally, competitors may develop technology more quickly or profitably than us. Failure to yield successful technologies and products could adversely affect our business, financial condition, and results of operations.

The technological requirements to comply with National VI standards have required us to deploy significant resources on improving major engine components, systems and aftertreatment systems which has led to increased costs. The high cost of rare metal supply has resulted in a more expensive exhaust aftertreatment system. If such cost increase cannot not be entirely transferred to our customers and the original equipment manufacturers, it could adversely affect our margins and profitability.

The development of a sustainable market for natural gas and alternative fuel combustion engines and new energy power systems in China may be affected by many factors, some of which are beyond our control, including:

•	the emergence of newer, more competitive technologies and products;

•	the prices and availability of oil and natural gas and other alternative energy in the future;

•	the successful development of natural gas refueling infrastructure for natural gas engines;

•	the successful development of new energy powertrain and control systems;

•	the structure and implementation of government policies, including the availability of government incentives;

•	consumer perceptions of the safety of natural gas engines and new energy powertrain systems; and

•	consumer reluctance to adopt new products.

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize our business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our planned product offerings obsolete, less competitive or less marketable. The process of developing our planned products is complex and requires significant continuing costs, development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business, financial condition and operating results. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

We may face to risks associated with the increased funding requirement and the expansion of customers base for our new energy business and products development.

The expansion of our new energy business and products requires significant capital investment. This includes research and development, manufacturing infrastructure, marketing, and sales efforts to penetrate the market effectively. While we are investing in new products and technologies using funds from our existing operating cash flow, the lack of adequate funding to develop capabilities may pose to us a critical challenge. Additional funding sources, such as loans, equity investment, or strategic partnerships, may be necessary to fuel our growth. The inability to secure sufficient funding may impede our efforts to position ourselves effectively and achieve desired volumes in the market. In addition, our investment in new energy business relies heavily on our ability to accurately align the timing and direction to meet market demand. To position ourselves and fast track the volumes for our new energy products in the market, we may face the challenge to expand our existing customer base and require more cash from various sources of funds including but not limited to external funding for our continuous investment.

We are or may be subject to risks associated with strategic alliances, including joint ventures.

We have entered into strategic alliances, including joint ventures, in the past with various third parties to further our business purpose, and we may do so in the future from time to time. These alliances could subject us to a number of risks, including risk associated with sharing propriety information, non-performance by the third parties, among others. We have entered into the following strategic alliances:

•

Y&C Engine Co., Ltd. (“Y&C”) is a 45% joint venture of Yuchai established in August 2009 with Jirui United Heavy Industry Co., Ltd. (a joint venture owned by China International Marine Containers Group Ltd, Chery Commercial Vehicle (Anhui) Co., Ltd. and other investors) and Shenzhen City Jiusi Investment Management Co., Ltd. Y&C focuses on the production of heavy-duty vehicle engines. In 2023, Y&C sold 16,260 units of engines, representing a 19% growth from 2022, driven by higher demand in the China heavy-duty truck market as part of the recovery post the COVID-19 pandemic.

•

MTU Yuchai Power Company Limited (“MTU Yuchai”) is a 50-50 joint venture of Yuchai and MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power Systems, established in January 2017 for the production of MTU diesel engines in China. MTU Yuchai operates out of Yuchai’s primary manufacturing facilities in Yulin to produce MTU Series 4000 diesel engines primarily for the Chinese off-road market, in particular for power generation and oil and gas applications. In 2023, MTU Yuchai continued its growth in engine production to about 520 units, and engine sales to over 500 units.

•

Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem Yuchai”, formerly known as Eberspaecher Yuchai Exhaust Technology Co., Ltd.) is a 49% joint venture of Yuchai established in December 2018 with Purem International GmbH (formerly known as Eberspaecher Exhaust Technology International GmbH) to produce and market new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery. In 2023, Purem Yuchai produced approximately 34,500 after-treatment units, representing approximately 28% growth from 2022, due to higher demand in both truck and bus markets in China.

•

Yuchai Xin-Lan New Energy Power Technology Co., Ltd. (“Yuchai Xin-Lan”) is formerly a wholly-owned subsidiary of Yuchai and it has been an 87.7% owned subsidiary of Yuchai since February 2023 after receiving investments from Nanning Industrial Investment New Energy Automobile Investment Company and another two unrelated investors. As the Company owns 76.4% of the outstanding shares of Yuchai as of the date of this Annual Report, the Company’s effective equity interest in Yuchai Xin-Lan was 67.0%. Yuchai Xin-Lan engages in research and develop activities to create new production capacity for new energy technologies, including fuel cell systems, range extenders, hybrid power and electric drive systems. In 2023, Yuchai Xin-Lan produced nearly 8,000 units of new energy powered systems, including the full electric, hybrid and range extender systems, for both truck and bus as well as off-road machinery application.

Yuchai Cynland (Jiangsu) Hyentech Co., Ltd. (“Cynland Hyentech”), formerly known as Jiangsu UniTrump Power Technology Co., Ltd. and Yuchai Xin-Lan (Jiangsu) Hydrogen Energy Technology Co., Ltd., was incorporated wholly by Yuchai in October 2021 to support Yuchai’s strategic research and development plans. In March 2023, Yuchai transferred its 100% stake of Cynland Hyentech to Yuchai Xin-Lan. As Cynland Hyentech became a wholly-owned subsidiary of Yuchai Xin-Lan through the transfer, the Company’s effective equity interest in Cynland Hyentech was reduced to 67% upon the consummation of the transfer. See Exhibit 8.1 on more information of Cynland Hyentech. The conveyance of Cynland Hyentech was effected in furtherance of Yuchai’s research and development for new energy solutions, with a particular focus on hydrogen energy development. Cynland Hyentech started fuel cell system production in the fourth quarter of 2023.

•

Yuchai Xingshunda New Energy Technology Co., Ltd. (“Yuchai Xingshunda”) is a 65% owned joint venture of Yuchai incorporated in February 2022 with Beijing Xing Shun Da Bus Co., Ltd. for the development, manufacturing and sale of fuel cell powertrain systems as well as core fuel cell power system components for the Beijing, Tianjin and Hebei markets. Yuchai Xingshunda has established its production and testing facilities at Daxing, Beijing and has launched its fuel cell power systems for public buses in 2023.

•

Suzhou Yuxing Automobile Technology Co., Ltd. is a 30% owned joint venture of Yuchai established in May 2022 with certain engine services companies as its joint venture partners, to provide vehicle performance monitoring, vehicle and engine maintenance and repairs solutions. The joint venture was initially intended to serve vehicles with Yuchai engines. Since 2023, it has expanded its service to vehicles using diesel engines of other brands.

There can be no assurance that our strategic alliances will be successful or profitable. We have recognized impairment losses in the past related to our investments in the joint ventures and may incur such losses again in the future. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment and shareholding changes.

Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.

While we experienced a 6.2% increase year over year in engine sales in 2021, with a total of 456,791 units sold, this growth was followed by a significant decrease in 2022, with engine sales totaling 321,256 units, representing a 29.7% decline compared to the previous year. In 2023, our engine sales decreased to 313,493 units, reflecting a 2.4% decline compared to 2022. These fluctuations highlight the volatility of our sales performance. Looking ahead, we cannot assure that we will be able to maintain or increase engine sales in the future. Challenges may arise in maintaining or increasing sales revenue in line with our expanded production capacity. Moreover, our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “— The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.” In addition, we cannot assure you that we will be able to properly manage any future growth, including:

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

Furthermore, we have acquired in the past, and may acquire in the future, equity interests in engine parts suppliers and related business. If we are unable to effectively manage or assimilate these acquisitions, our financial condition, results of operations, business or prospects could be adversely affected.

Our business could be affected by increases in costs, disruption of supply or shortage of raw materials.

We may experience increases in the cost of or a sustained interruption in the supply or shortage of commodities, raw materials and other inputs used by us and our suppliers in our and their businesses and products, such as steel and semiconductor chips, which could adversely affect our future profitability or our ability to timely execute our business plan. The prices for these materials fluctuate and the available supply of these materials may be unstable, depending on market conditions and fluctuations in global demand, including as a result of increased production from our competitors and geopolitical risk and other economic and political factors. In particular, a global semiconductor chip supply shortage in 2021 has had, and may continue to have, wide-ranging effects across multiple industries, particularly the automotive industry. The increase in the price of precious metal has also affected, and may continue to affect, the overall engine cost, particularly relating to engine exhaust aftertreatment systems that require precious metal. The shortage of component supply during the COVID-19 pandemic resulted in the postponement of deliveries and order cancellations by customers in 2020 and 2021, which adversely impacted our engine sales volume and revenues in those years. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results.

We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.

We may use borrowings from time to time to supplement our working capital requirements and to fund our continued business expansion plans. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollar, Singapore dollar or Renminbi. The U.S. Federal Reserve currently maintains the federal benchmark interest rate at a range of 5.25% to 5.50%, and we cannot predict future interest rate policy decisions that the Federal Reserve may take. An increase in the federal benchmark rate could result in an increase in market interest rates. An increase in interest rates could make it more difficult to obtain the financing necessary to meet our working capital and financing requirements on favorable terms. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects.

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

If prices of energy, raw materials or components increase, it may adversely affect our profitability or cause us to suffer operating losses.

According to the National Bureau of Statistics, China’s average annual Customer Price Index (“CPI”), a main gauge of inflation in China, was 0.9%, 2.0% and 0.2% for the years 2021, 2022, and 2023 respectively. Rising inflation could drive up our costs in various aspects of operations, including procurement, manufacturing, and distribution. The spikes of global inflation may also result in the upward fluctuations of material commodity prices which could adversely affect our gross margin. Higher costs for energy, raw materials or components would squeeze profit margins, especially if we are not able to pass these increased costs to our customers due to competitive pressures or contractual obligations. While mitigation measures such as contract renegotiation and operational efficiency enhancements may offer some relief, the effectiveness of these measures in competitive or volatile markets may be limited.

We are subject to increasingly stringent policies and regulations related to the environment, climate change, and employee health and safety.

Our operations and products are subject to national and local environmental protection laws and regulations and health and safety laws, including those in China governing the emission to noise, air, release to soil and discharge to water, treatment and disposal of non-hazardous and hazardous waste materials, employee health and safety, climate change and environmental protection. The Chinese regulations currently impose environmental taxes for the discharge of waste substances, require the payment of fines for pollution, provide for the closure of any facility that fails to comply with orders and may require us to cease or improve upon certain activities causing environmental damage. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of relevant permits or other approvals and imposition of significant liabilities for pollution or accidents arising from our operations.

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

There is increasing scrutiny and changing expectations from regulators, investors, lenders and other market participants with respect to environmental, social and governance (“ESG”) policies. For example, on March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by requiring registrants to disclose certain climate-related information in registration statements and annual reports. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. The final rules are subject to litigation in the U.S., and the outcome of this litigation is currently unknown. As an accelerated filer, if the rules become effective and are not overturned, we will be required to provide the enhanced climate-related disclosures in our annual report for the year ending December 31, 2026. Compliance with these new rules along with any other anticipated ESG reporting rules may create additional compliance costs for us. We may receive pressure from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. If we fail to comply with present or future environmental laws and regulations or are perceived to have not responded appropriately to the growing concern for ESG issues, our reputational, business and financial condition could be materially and adversely affected.

The National VI and Tier-4 emission standards for diesel engines manufactured in China may adversely affect our results of operations and financial condition.

The manufacture of our engines is subject to regulation by the MEE and other authorities in China. National VI and Tier-4 emission standards have adopted the latest internal combustion engine manufacturing technologies in China that Yuchai had developed and built up anew. These emission standards impose a series of emission tests, not only in the manufacturing processes but also ongoing emission tests on the road after engine installation by a remote emission monitoring system or other monitoring systems.

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

The failure or malfunctioning of the exhaust aftertreatment system would also trigger the engine monitoring system to shut down or reduce engine loading to idling speed, which may cause disruption of transportation or service of the vehicles, potentially inducing damages and leading to higher costs of warranty. Yuchai’s performance may be affected by any unexpected failure from exhaust aftertreatment systems.

We are subject to risks associated with being subject to U.S. trade controls laws and regulations.

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

Beginning in late 2019 and early 2020, the COVID-19 pandemic resulted in temporary closure of many manufacturing facilities and factories across China and the world, and our industry and many others experienced increased supply lead time, supply disruption and limited transport and shipment options from and to affected regions. Although the COVID-19 restrictions have been lifted, the lingering effects of the COVID-19 pandemic may continue to influence the economy and our business, and an outbreak of COVID-19 or other communicable diseases could occur again. Outbreaks of communicable diseases such as the COVID-19 pandemic have led to, and in the future could lead to our factory closures, workforce shortages, supply chain disruptions, transportation disruptions or similar consequences. The duration of such business disruptions and their resulting financial and operational impacts cannot be predicted or reasonably estimated.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and limitation with respect to utilization of labor dispatching, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks. Any failure to comply with the various applicable laws and regulations related to data security and cybersecurity could lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.

We are dependent on information technology systems and infrastructure. We cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or third-party systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our systems or the systems and networks of third parties that access and store sensitive information about us or our customers or suppliers. Cyber threats, such as phishing and trojans, could intrude into our or a third party’s network to steal data or to seek sensitive information about us or our customers or suppliers. Any intrusion into our or such third party’s network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. While we have developed and implemented a cybersecurity risk management program, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. See also “Item 16K – Cybersecurity.”

As a significant part of our business is conducted in China, we are governed by PRC laws, rules and regulations, including those related to data security and cybersecurity. PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are evolving.

The PRC Data Security Law was promulgated on June 10, 2021 and took effect in September 2021, and provides for data security and privacy obligations on entities and individuals carrying out data processing activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The PRC Data Security Law also requires a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. On September 12, 2022, the Cyberspace Administration of China, or the CAC, proposed a series of draft amendments to the PRC Cyber Security Law, imposing more stringent legal liabilities for certain violations. The final form, interpretation and implementation of such draft amendments remain substantially uncertain.

On July 30, 2021, the PRC State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and science and technology industries and national defense, which may seriously endanger national security, peoples’ livelihoods and the public interest in the event of damage, function loss or data leakage. In addition, the relevant administrative departments of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On August 16, 2021, the CAC, jointly with other PRC authorities, issued the Provisions on Management of Automotive Data Security (Trial), or the Automotive Data Provisions, which took effect on October 1, 2021. The Automotive Data Provisions regulate, among other things, the processing of automotive data that include both personal information and important data involved in the process of automotive design, production, sales, use, operation and maintenance.

On November 14, 2021, the CAC published the Draft Network Data Security Regulations for public comments. The Draft Network Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Network Data Security Regulations, a data processor must apply for a cybersecurity review for certain activities, including, among other things, (i) merger, reorganization or division of such internet platform operator that has acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) the overseas listing of such data processor if it processes personal information belonging to more than one million users, (iii) the data processor’s proposed listing in Hong Kong that affects or may affect national security, and (iv) any other data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Network Data Security Regulations stipulate that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year. As of the date of this annual report, the Draft Network Data Security Regulations have been released for public comment only, and its final provisions and adoption are subject to uncertainties.

On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures which took effect on February 15, 2022. According to the Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider relevant network products or services affect or data processing activities may affect national security.

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. Such Measures on Security Assessment of Cross-border Data Transfer require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) the provision of important data overseas by any data processor; (ii) the provision of personal information overseas by any critical information infrastructure operator or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) the provision of personal information overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. The security assessment requirement also applies to any transfer of important data outside of China.

We believe that our existing practices are compliant with applicable requirements imposed under the foregoing laws, rules and regulations, including the regulations or policies that have been issued by the CAC as of the date of this annual report, in all material respects. However, we cannot preclude the possibility that new laws, regulations or rules promulgated in the future will impose additional compliance requirements on us, will subject us to the cybersecurity or national security review in relation to our operations, or will require us to change our business practices or incur additional operating expenses, which may have material and negative impacts on our business, financial condition and prospects and the value of our securities. If it is determined in the future that any additional procedures, including the cybersecurity review under the Cybersecurity Review Measures and Draft Network Data Security Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. CAC and/or other PRC regulation and oversight of cybersecurity, data protection and other technology-related matters that the PRC government deems to relate to national security could impact our ability to conduct, or the timing of, our future offerings. In addition, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, including the foregoing relevant laws and regulations issued by the CAC, which can change quickly and with little advance notice. See “— General Risk Factors — The PRC government can exercise influence over the conduct of business in China. Changes in and uncertainties relating to political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations” for more details.

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

We utilize, and our subsidiaries may utilize, equity incentive plans to attract, retain, and motivate management and employees, which can have a dilutive effect on your investment in us and our interests in our subsidiaries.

We have adopted an equity incentive plan that can be used to attract and retain eligible directors, officers and employees of our Company. Our existing equity incentive plan is scheduled to terminate on May 8, 2024, however we may adopt a similar plan in the future. If we issue additional stock-based awards to eligible participants under an equity incentive plan, the issuance of these stock-based awards may dilute an investment in our shares of common stock. Our stock price also may face incremental downward pressure if plan participants sell more shares into the market.

Our interest in our subsidiaries could be diluted by the implementation and operation of any equity incentive plans by these subsidiaries. Any shares reserved under any such subsidiary plan, if and when issued, could reduce our ownership interest in that subsidiary. The issuance of these shares by a subsidiary of ours could cause our share of the earnings of the affected subsidiary to be reduced, which could adversely impact our results of operations.

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

•

changes in general economic conditions, arising from a slowdown in the global economy in 2020 and beyond, escalation or continuation of trade tensions between the United States and China, heightened policy uncertainty especially regarding trade, financial market disruptions amid global financing conditions, and heightened geopolitical tensions globally, the economic effects from the withdrawal of the United Kingdom from the European Union, instability in the geopolitical environment as a result of the Israel-Hamas conflict and the Russia-Ukraine conflict and increasing tensions in the Asia Pacific and communicable diseases such as SARS and COVID-19. See “— The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects;”

•

China’s initiatives to develop energy saving and new energy vehicles, including hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles in China, which may lead to a decrease in demand for our diesel engines that affects our market share and profitability;

•	future sales or repurchase of our Common Stock in the public market, or the perception that such sales or repurchase could occur; or

•	the announcement by us or our competitors of a significant acquisition, divestment, corporate exercise or change of management.

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

In 2020, our Board or Directors, having considered the Bermuda economic substance legislation as well as the Company’s presence and substance in Singapore through our Singapore Branch office, approved a proposal for the Company to establish its tax residency in Singapore. A submission was made to the Inland Revenue Authority of Singapore, or IRAS, regarding the Company’s Singapore tax residency and the IRAS responded with a written confirmation that the Company is a tax resident in Singapore for Singapore income tax purposes for the calendar year 2020. We have been considered as Singapore tax residence since then. Our Singapore tax residency status is to be self-assessed on a yearly basis if our management control is exercised in Singapore for the preceding calendar year. If the Company is not a tax resident of a jurisdiction outside of Bermuda (other than a jurisdiction which is on the EU list of non-cooperative jurisdictions for tax purposes), we may be subject to Bermuda’s Economic Substance Act, Economic Substance Regulations and/or any new economic substance regulations adopted in Bermuda. We may be subject to penalties if the Company or any of its subsidiaries fail to comply with the applicable economic substance laws.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2023. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our Company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information — C. Taxation — United States Federal Income Taxation — PFIC Rules.”

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

We believe that our cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. Financing may not be available to us on acceptable terms or at all. Our ability to obtain external financing is subject to various uncertainties, including the results of our operations, financial condition and cash flow, economic, political and other conditions in China, China’s policies relating to foreign currency borrowings and the condition of the Chinese and international capital markets. In June 2023, the one-year loan prime rate of China was reduced from 3.65% to 3.55%, and the five-year loan prime rate was lowered from 4.30% to 4.20%. In August 2023, the one-year loan prime rate was reduced from 3.55% to 3.45%, and the five-year loan prime rate was unchanged. Since February 2024, the PBOC kept its one-year loan prime rate at 3.45% and the benchmark five-year loan rate was reduced to 3.95%. The rate has been on a declining trend in recent years. The PBOC pleaded that stability would be a greater focus and “prudent monetary policies should be flexible and appropriate, and liquidity should be maintained at a reasonable and ample level.” However, there is no assurance that the rate will not be increased in future which will affect our funding requirement from the banks. Changes in interest rates and market liquidity conditions could have an adverse impact on our earnings and cash flows. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may adversely affect our business, financial condition, results of operations and prospects.

The HLGE group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.

The HLGE group operates Copthorne Hotel Cameron Highlands (“CHCH”), a hotel in Cameron Highlands, Malaysia. As of February 29, 2024, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE.

The HLGE group’s financial performance is dependent on the performance of the hotel it operates. The HLGE group’s hotel ownership and management business are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:

•

fluctuations in occupancy rates as a result of outbreaks of communicable diseases such as the COVID-19 pandemic (see “ — Outbreaks of communicable diseases may materially and adversely affect our business, financial condition and results of operations.”);

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

•

increases in operating costs, labor costs (including the impact of unionization), workers’ compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences;

•	fluctuations in foreign currencies arising from the HLGE group’s various currency exposures;

•	dependence on leisure travel and tourism; and

•	adverse effects of a downturn in the hospitality industry, including the impact due to communicable diseases.

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

We own 76.4% of the outstanding shares of Yuchai, and one of our primary sources of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber Investments Limited, or Coomber, entered into the Reorganization Agreement in April 2005, as amended in December 2005 and November 2006, and agreed on a restructuring plan intended to be beneficial to our shareholders. Coomber is wholly owned by Goldman Industrial Limited which in turn is a wholly owned subsidiary of GY which in turn is a majority-owned subsidiary of the State-owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region. The Reorganization Agreement provides for the implementation of corporate governance guidelines approved by the directors and shareholders of Yuchai in November 2002 and outlines steps for the adoption of corporate governance practices at Yuchai conforming to international custom and practice.

The Reorganization Agreement was scheduled to terminate on June 30, 2007. On June 30, 2007, we, along with Yuchai, Coomber and GY, entered into the Cooperation Agreement. The Cooperation Agreement amends certain terms of the Reorganization Agreement and, as so amended, incorporates the terms of the Reorganization Agreement. The Reorganization Agreement, as amended, and the Cooperation Agreement continue to be in force and effect. Pursuant to the amendments to the Reorganization Agreement, the Company agreed that the restructuring and spin-off of Yuchai would not be effected, and, recognizing the understandings that have been reached between the Company and GY to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million that was due from Yuchai. For more information on these agreements see “Item 4. Information on the Company — A. History and Development of the Company.” No assurance can be given as to when the business expansion requirements relating to Yuchai as contemplated by the Reorganization Agreement and the Cooperation Agreement will be fully implemented, or that implementation of the Reorganization Agreement and the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.

In addition, the Reorganization Agreement as amended by the Cooperation Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. The Cooperation Agreement provides that the parties will explore new business opportunities and ventures with a view to diversifying and expanding the assets, business divisions, sources of revenue and operations of Yuchai. Subsequently, we acquired strategic stakes in HLGE and TCL (which we have since fully divested). In addition, Yuchai has entered into various strategic alliances, including joint ventures, with various third parties to further our business purpose. For example, Yuchai has entered into a 45% joint venture with Jirui United Heavy Industry Co., Ltd. and Shenzhen City Jiusi Investment Management Limited, a 50-50 joint venture with MTU Friedrichshafen GmbH and a 65% joint venture with Beijing Xing Shun Da Bus Co., Ltd, and Yuchai’s wholly-owned subsidiary, Guangxi Yuchai Exhaust Technology Co., Ltd., has entered into a 49% joint venture with Purem International GmbH. Nonetheless, no assurance can be given that we will be able to successfully expand and diversify our business. We may also not be able to continue to identify suitable acquisition opportunities, secure funding to consummate such acquisitions or successfully integrate such acquired businesses within our operations. Any failure to implement the terms of the Reorganization Agreement and Cooperation Agreement, including our continued expansion and diversification, could have a material adverse effect on our financial condition, results of operations, business or prospects. Additionally, although the Cooperation Agreement amends certain provisions of the Reorganization Agreement and also acknowledges the understandings that have been reached between us and GY to jointly undertake efforts to expand and diversify the business of Yuchai, no assurance can be given that we will be able to successfully implement those efforts or as to when the transactions contemplated therein will be consummated.

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of February 29, 2024, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 18,270,965 or approximately 44.72%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 23.30% of the outstanding shares of our Common Stock and has, since August 2002, been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 21.42% of the outstanding shares of our Common Stock as of February 29, 2024. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders.

As described above, HL Technology, a subsidiary of Hong Leong Asia, owns 9,520,251 shares of our Common Stock, as well as the special share. If HL Technology reduces its shareholding to less than 7,290,000 shares of our Common Stock, our Bye-Laws provide that the special share held by HL Technology will cease to carry any rights, and Hong Leong Asia may as a result cease to have control over us. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — The Special Share.” If HL Technology sells or disposes of the special share or reduces its shareholding to less than 7,290,000 shares of our Common Stock, we cannot determine what control arrangements will arise as a result of such sale or disposal (including changes in our management arising therefrom), or assess what effect those control arrangements may have, if any, on our financial condition, results of operations, business, prospects or share price.

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

Although we own 76.4% of the outstanding shares of Yuchai, and believe we have proper legal ownership of our investment and a controlling financial interest in Yuchai, in the event there is a dispute with Yuchai’s shareholders regarding our investment in Yuchai, we may have to rely on law for remedies. We have in the past experienced problems from time to time in obtaining assistance and cooperation of Yuchai’s shareholders in the daily management and operation of Yuchai. We have in the past also experienced problems from time to time in obtaining the assistance and cooperation of the GY Group in dealing with various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. Examples of these problems are described elsewhere in this Annual Report. The July 2003 Agreement, the Reorganization Agreement and the Cooperation Agreement are intended to resolve certain issues relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had with respect to Yuchai. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. Yuchai also acknowledged and affirmed the Company’s continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors. Yuchai’s Articles of Association have been amended and such amended Articles of Association as approved by the Guangxi Department of Commerce on December 2, 2009, entitle the Company to elect nine of Yuchai’s thirteen directors, thereby reaffirming the Company’s right to effect all major decisions relating to Yuchai. While Yuchai has affirmed the Company’s continued rights as Yuchai’s majority shareholder and authority to direct the management and policies of Yuchai, no assurance can be given that disagreements and difficulties with Yuchai’s management and/or Yuchai’s Chinese shareholders will not recur, including in relation to the implementation of the Reorganization Agreement and the Cooperation Agreement, corporate governance matters or related party transactions. Such disagreements and difficulties could ultimately have a material adverse impact on our consolidated financial position, results of operations and cash flows.

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

Political tensions between the U.S. and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, U.S. export restrictions regarding China, restrictions on U.S. investments in designated “Communist Chinese Military Companies,” and the executive orders issued by former U.S. President Donald J. Trump that seek to prohibit certain transactions certain companies, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or the MOFCOM, on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting companies with operations in the PRC from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of issuers with operations in the PRC listing in the U.S. It is unclear if this proposed legislation would be enacted.

Any political or trade controversies, or political events or crises, between the United States and China or proxies thereof, whether or not directly related to our business, could reduce the price of our ordinary shares since we are a U.S. listed company with significant operations in China.

The PRC government can exercise influence over the conduct of business in China. Changes in and uncertainties relating to political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations.

Substantially all of our assets are located in China, and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. The PRC government exercises significant control over China’s economy through strategically allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue. Any adverse changes in economic conditions, policies, laws or regulations in China could have a material adverse effect on our business and operating results, lead to reduction in demand for our products and adversely affect our competitive position, result in a material change in our operations, significantly limit or hinder our ability to offer securities to investors or cause the value of our securities to decline or become worthless.

As a significant part of our business is conducted in China, our business is subject to PRC laws, rules and regulations, which can change quickly and with little advanced notice. See “— Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” for more details. We face uncertainties in terms of enforcement of PRC laws, regulations and rules, which may lead to difficulties in complying with applicable regulatory requirements and availing legal protections available to us. These uncertainties could materially and adversely affect our ability to enforce the contracts we have entered and our business and results of operations, including any rights under the Reorganization Agreement and Cooperation Agreement.

The PRC government can exercise influence over the conduct of business in China as the government deems appropriate, including to further regulatory, political and/or social goals. Furthermore, the PRC government may choose to exert close oversight over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. See also “— Securities offerings that we may conduct in the future may be subject to the approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or other PRC governmental authorities, and we cannot assure you that we will be able to obtain such approval, satisfy such requirements or complete such filings” for more details. Any such influence oversight or discretion could adversely affect our business, financial condition and results of operations and the value of our securities, including those that we may offer for sale in the future, or significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Changes in tax laws or tax rulings could negatively impact our income tax provision and net income.

Changes in tax laws or tax rulings, or changes in interpretations of existing tax laws, could affect our income tax provision and net income. There is a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development (the “OECD”) and unilateral measures being implemented by various countries due to a historic lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. Model rules were published by the OECD to implement the Pillar Two rules and commentary to the Pillar Two model rules were also released. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. The Pillar Two rules are subject to implementation by each member country. The ultimate impact of any such changes on our tax obligations is uncertain. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis, and which may have retroactive effect. As a result, there can also be no assurance that we would promptly become aware of a violation of a policy or rule, if such decision is not published publicly or promptly notified to us. In addition, any failure by us to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. Regulations in China regarding currency conversion could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. Our principal source of cash flow has historically been the dividends, if any, paid to us by Yuchai, as described under “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” As a result, our ability to pay dividends, if any, to our shareholders and to satisfy any financial obligations that we may have from time to time depends on the ability of our subsidiaries, in particular Yuchai, to generate profits available for distribution to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, the terms of its financing arrangements or by the law of its jurisdiction of incorporation which regulates the payment of dividends.

The PRC government regulates the conversion of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiary, Yuchai, and are denominated in Renminbi, while a portion of our indebtedness is, or in the future may be, denominated in US dollar and other foreign currencies.

Under the existing PRC foreign exchange regulations, payment of current account items, which include profit distributions, interest payments, trade and service-related foreign exchange transactions, can be in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, our Chinese subsidiaries would need to obtain SAFE approval or complete a registration procedure if in the future they desire to use cash generated from their operations to pay off debt in a currency other than Renminbi owed to entities outside China or make other capital expenditure payments outside China in a currency other than Renminbi.

The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system further limits the ability of our Chinese subsidiaries from obtaining sufficient foreign currencies to satisfy their foreign currency demands, they may not be able to pay dividends in foreign currencies to their shareholders, including us. We cannot predict the effect of future changes in Renminbi and foreign currency regulations on our business, financial condition and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our Chinese operating companies, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our Chinese operating companies are subject to registration with the State Administration for Market Regulation, or the SAMR or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our Chinese operating companies is required to be registered with SAFE or its local branches and (ii) any of our Chinese operating companies may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs, which allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued Circular on the Policies for Reforming and Standardizing Management of Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the prevailing negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Yuchai, as an FIE, is permitted to use its capital income from registered capital, foreign debt and overseas listing based on the current rules. However, such rules will be subject to further changes and there can be no assurance that the current flexibility could continue to apply to Yuchai, and violations of these circulars could result in severe monetary or other penalties.

Securities offerings that we may conduct in the future may be subject to the approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or other PRC governmental authorities, and we cannot assure you that we will be able to obtain such approval, satisfy such requirements or complete such filings.

As a significant part of our business is conducted in China, we are governed by PRC laws, rules and regulations. Such laws, rules and regulations may affect our ability to conduct securities offerings in the future.

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

Furthermore, in case any of the following major issues occurs after the overseas offering and listing, the issuer is also required to report the specific information to the CSRC within three working days of the occurrence and the announcement of the relevant issues: (1) change of control; (2) the foreign securities regulatory body or the relevant competent authority has taken such measures as investigation and punishment; (3) change of listing status or listing board; (4) voluntary of compulsory termination of listing. Where there is any material change in the major business and operation of the issuer after overseas offering and listing, and such change does not fall within the scope of filing, the issuer shall, within three working days of the occurrence of such change, submit a special report and a legal opinion issued by a domestic law firm to the CSRC to explain the relevant situation.

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

There are substantial uncertainties as to the implementation and interpretation of the Trial Measures for Overseas Listing and the Confidentiality and Archives Administrative Provisions, and how they will affect any securities offerings that we may choose to conduct in the future, and it is still uncertain how PRC governmental authorities will regulate overseas listings in general going forward of companies that have significant operations in the PRC. As a significant portion of our operations are currently based in the PRC, it is likely that future securities offerings or potential other listing that we may choose to conduct will be subject to the foregoing rules and requirements. If we (i) do not receive or maintain any required approvals or record-filing, (ii) inadvertently conclude that approvals or record-filing are not required, or (iii) if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals, filings, registrations or other kinds of authorizations for any of our future offerings or future capital raisings, we may be unable to conduct such future securities offerings on schedule, in a timely manner or at all in a timely manner, or at all. Any failure regarding such approval and/or filing requirements may cause the value of our securities to significantly decline or be worthless.

PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are evolving. The CAC and other PRC regulators have promulgated various rules, regulations and measures regarding data collection, processing, use and security. For more information, see “— Risks Related to Our Business and Industry — We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks. Any failure to comply with the various applicable laws and regulations related to data security and cybersecurity could lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.” If PRC oversight on cybersecurity and data protection regulations lead us to become subject to regulatory inspection or review or require us to take any specific actions, it could cause us to delay, suspend, and terminate securities offerings or capital raisings that we may choose to conduct in the future.

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

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the Public Company Accounting Oversight Board, or PCAOB, is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provide a framework for the PCAOB to use when determining whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted a final rule relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was enacted. Under the HFCAA, our securities may be prohibited from trading on the NYSE if our auditor is located in a foreign jurisdiction and the PCAOB determines that it is unable to inspect or investigate it completely for three consecutive years because of a position taken by an authority in the foreign jurisdiction, which could ultimately result in our shares being delisted. The AHFCAA amended the HFCAA by requesting the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of certain global accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty was subject to the pending review of the SEC Commissioner. On February 6, 2015, prior to the SEC Commissioner’s scheduled review, the firms reached a settlement with the SEC. Under the settlement, the SEC agreed that its future requests for the production of documents would normally be made to the CSRC. The firms would receive matching requests under Section 106 of the Sarbanes-Oxley Act, and are required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future non-compliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against the firm, or in extreme cases, the resumption of the current proceeding against all four “big four” accounting firms.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019.

Despite the final ending of the proceedings, it remains uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development

The Company

China Yuchai International Limited is a Bermuda holding company established on April 29, 1993 to own a controlling interest in Yuchai. We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. We operate as an exempted company limited by shares under The Companies Act 1981 of Bermuda. Our registered office is located at 2 Clarendon House, Church Street, Hamilton HM11, Bermuda. On March 7, 2008, we registered a branch office of the Company in Singapore, located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. Our principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581. Our telephone number is (+65) 6220-8411. Our transfer agent and registrar in the United States is Computershare Inc., located at 480 Washington Blvd., 26th Floor Jersey City, NJ 07310. The SEC maintains a website at www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC, including our Company. Our website address is www.cyilimited.com. The information contained on, or accessible through, our website is not incorporated by reference into this annual report.

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

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we continue to have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently, usually monthly for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. Although the travel frequency was reduced during the COVID-19 pandemic, we have resumed travel to Yuchai since 2023.

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

•

In February 2006, we acquired debt and equity securities in HLGE through two wholly-owned subsidiaries. Our shareholding in HLGE has changed through various transactions and as of December 31, 2023, through our wholly-owned subsidiary, Grace Star Services Limited (“Grace Star”), we had a 48.9% shareholding interest in HLGE, which has remained unchanged as of February 29, 2024. The HLGE group is engaged in hospitality and property development activities conducted mainly in Malaysia. For more details on our investments in HLGE, see “Item 5. Operating and Financial Review and Prospects —Business Expansion and Diversification Plan.”

As of December 31, 2022, we have fully disposed of our shareholding interest in TCL. In December 2023, Yuchai entered into an agreement with Beijing Liandong Jinyuan Management Technology Co., Ltd. (“Beijing Liandong”) for the sale of Yuchai’s 100% equity holding in Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“Suzhou Reman”) to Beijing Liandong. The consideration is RMB 179.94 million, along with the book value of cash and cash equivalents and an agreed-upon fair value for the equipment in Suzhou Reman as of the settlement date. The consideration for the transaction will be in the form of cash and it will be paid into an escrow account in three phases. As of February 29, 2024, Beijing Liandong has completed the first phase of payment and paid RMB 67 million in the escrow account according to the agreement. The transaction is currently pending completion of the statutory procedures that are administrative in nature, and our management concluded that the possibility of either party withdrawing from the transaction is remote. Accordingly, we ceased to recognize Suzhou Reman as a subsidiary and recognized a gain of RMB 113.0 million from the disposal for the year ended December 31, 2023. For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

Since January 1, 2023, there have been no public takeovers by third parties in respect of our shares, and we have not made any public takeovers in respect of other companies’ shares.

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

Reorganization Agreement

On April 7, 2005, we entered into the Reorganization Agreement with Yuchai and Coomber, which is intended to be in furtherance of the implementation of the restructuring contemplated in the agreement dated July 19, 2003 between the Company and Yuchai with respect to the Company’s investment in Yuchai (the “July 2003 Agreement”), as amended and incorporated into the Cooperation Agreement on June 30, 2007. The terms of the Reorganization Agreement have also been acknowledged and agreed to by GY. The Reorganization Agreement provides for the implementation of corporate governance guidelines approved by the directors and shareholders of Yuchai in November 2002 and outlines steps for the adoption of corporate governance practices at Yuchai conforming to international custom and practice. Pursuant to the Reorganization Agreement, Yuchai also acknowledged and affirmed our continued rights as majority shareholder to direct the management and policies of Yuchai through Yuchai’s Board of Directors.

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

Cooperation Agreement

The Reorganization Agreement was scheduled to terminate on June 30, 2007. On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and GY. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates the terms of the Reorganization Agreement.

Pursuant to the amendments to the Reorganization Agreement, the Company agreed that the restructuring and spin-off of Yuchai would not be effected, and, recognizing the understandings that have been reached between the Company and GY to jointly undertake efforts to expand the business of Yuchai, the Company would not seek to recover the anti-dilution fee of US$20 million from Yuchai.

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

Emission Standards

Since the introduction of China National I in the early 2000s, Chinese regulators have been steadily tightening the limits on permissible emissions of on-road diesel vehicles and off-road machinery. In an effort to combat increasing air pollution, China’s vehicle industry transitioned to the National IV and National V emission standards in just a five-years from 2013 to 2018. The latest emission standard, known as National VI, was implemented in July 2021. Yuchai produces diesel engines and natural gas engines compliant with the National V and National VI emission standards. It also develops alternative fuels and environmentally friendly hybrid systems with improved fuel efficiency. Yuchai had a portfolio of engines that are compliant with National VIb emission standards implemented in July 2023.

For off-road machinery, the Tier-3 emission standards were implemented nationwide on December 1, 2016. The Tier-4 emission standards have been enforced from December 2022 for all diesel off-road equipment with engine sizes smaller than 560kW. Yuchai has fulfilled the Tier-4 emission standards for use in off-road machinery.

Products and Key Product Development — Yuchai

Yuchai engages in the manufacture, assembly and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction and agricultural equipment, and marine and power generation applications in China. The engines produced by Yuchai range from diesel to natural gas and hybrid systems. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto original equipment manufacturers (“OEMs”), agents and retailers and provides maintenance and retrofitting services throughout China.

Yuchai is devoted to improving its competitiveness across all engine platforms, including its light-, medium- and heavy-duty engines, in compliance with applicable emission standards. Yuchai has established a portfolio of on-road engines that meet the National VIb emission standards, which was implemented in China on July 1, 2023. Yuchai also offers a full range of off-road engines that meet the Tier-4 emission standards that came into effect in December 2022.

In order to meet the growing demand of clean-energy engines, Yuchai is also expanding its production and research and development capabilities in natural gas engines, fuel cells, hybrid power system, pure electric system, engine range extenders, electric drive axle and fuel cell systems. In September 2021, Yuchai entered into an agreement with the Government of Nanning Municipality to invest in the research, development and construction of new production capacity for new energy technologies including fuel cell systems, range extenders, hybrid power and electric drive system.

In October 2021, Yuchai announced a new smart powertrain system, IE-Power, a heavy-duty tractor CVT hybrid powertrain. In December 2021, Yuchai announced its first operating hydrogen engine for China’s commercial vehicle market, the YCK05 hydrogen-powered engine. In 2022, Yuchai introduced its next-generation hydrogen engine for heavy on-road vehicle applications, YCK16H, a heavy-duty hydrogen combustion engine that has a displacement volume of 15.9 liter with a designed output of 560hp. In September 2023, Yuchai launched the 350hp IE-Power hybrid system for heavy-duty tractor application. The system features the continuously variable transmission function for both tractor and other heavy-duty agricultural machinery. At the end of September 2023, Yuchai launched the YCK15N gas engine for heavy-duty vehicles. The YCK15N engine is designed for operation at high altitudes and extreme weather conditions, with a designed output of 570hp and maximum torque of 2600 N-m.

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

Yuchai manufactures diesel and natural gas engines for trucks, buses and passenger vehicles, marine and industrial applications and generator sets. The following table sets forth Yuchai’s list of engines by application:

Series
Truck	YCY24, YCY30, YCS04, YCS04N, YCS06, YCK05, YCK08, YCK08N, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCA07N, YCK15N
Bus	YCY24, YCY30, YCS04, YCS06, YCK05, YCK08, YCK08N, YCK09, YCK11, YCS04N
Construction	YCF24, YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13, YCK16, YCTD20,
Agriculture	YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13, YCK16, YCTD20
Marine	YC4FA, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC8CL, YC12VC
Generator-Drive	YC4R, YC4FA, YC6A, YC6LN, YC6T, YC6C, YC6CL, YC12VC, YC12VTD, YC16VTD, YC16VC, YC6KN

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

•

The YCK11 engine compliant with National VI emission standards is for use in heavy-duty trucks and trailers, highway coaches and buses over 10 m in length. It has a displacement volume of 10.84 liter and a maximum power output of 500 PS with a maximum torque of 2200 N-m.

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

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models: YCS04N, YCA07N, YC6JN, YC6GN, YC6LN, YC6MKN, YCK08N, YCK11N, YCK13N and YCK15N ranging from 120 to 570 hp. Among these engines, YCS04N, YCA07N, YCK08N, YCK11N, YCK13N and YCK15N are natural gas engines compliant with National VI emission standards.

Methanol Combustion Engines

Yuchai has developed the low carbon methanol combustion engine K15M for on-road truck and bus applications with a designed output of 380PS and maximum torque of 1800 N-m.

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

Remanufacturing Services

Before December 2023, Yuchai provided remanufacturing services for and relating to Yuchai’s diesel engines and components through its wholly-owned subsidiary, Suzhou Reman. Suzhou Reman’s factory is located in the Suzhou Industrial Park in Suzhou, Jiangsu Province. In December 2023, Yuchai entered into an agreement with Beijing Liandong for the sale of Yuchai’s entire equity holding in Suzhou Reman to Beijing Liandong. See “Item 4. Information on the Company — A. History and Development of the Company” for more information. Subsequent to this divestment, Yuchai will continue to provide remanufacturing services for and relating to Yuchai’s diesel engines and components from its facilities located in Yulin.

New Energy Products

Yuchai has commenced the development program for new energy products, which included the new generation hybrid engine, full electric power and fuel cell systems.

(a)	Plug in hybrid engine

The second-generation hybrid engine model, YCHPT II, was designed to address the growing customer demand for advanced hybrid systems. The engine adopts plug-in systems to charge the vehicles’ batteries, and it features an upgraded gearbox with an interchangeable 5-speed automatic and manual system.

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

Range extender power system is available in the following power ratings and electric power output, including YCY24 engine+65 kW, YCF30+65kW, YCF36+75kW, YCA05+75kW, YCS04N+75kW, YCS04 engine+100 kW, YCA05+100kW, YCK05+150 kW, YCA08+200 kW YCYV6+220kW, YCK09+250kW, YCK11N+250kW, YCK13N+250kW, YC6Mk+280kW, YCK11+300 kW, YCK15+300kW, YCK15N+300kW, YCK16+300kW, YCYV8+300kW, YCK16+330kW and YCK16+400kW.

(c)	ISG power generation powertrain (“YC IE-Power”)

YC IE-Power is a highly integrated motor-generator design that incorporates both motion and generation functions. The YC IE-Power directly couples the hybrid and power extender engine drive end for both vehicle motion and battery charging, depending on the vehicle’s operation and control. Yuchai’s available ISG power generation powertrains are YCA08+IE and YCA09+IE.

(d)	e-CVT power-split hybrid powertrain (“YC e-CVT”)

YC e-CVT is a compact design for both truck and bus applications that integrates the vehicle transmission and motor-generator in a single module. The design can achieve improved fuel savings compared to traditional power systems. Yuchai’s available e-CVT power-split hybrid powertrains include YCS04+ECVT, YCK05+ECVT and YC6J+ECVT.

(e)	Full electric power systems

Yuchai provides full electric powertrain systems, including the integrated electric drive axle powertrain (“YC e-Axle”) systems, for both on-road and off-road applications. The integrated electric drive axle powertrain is a compact design integrating driving motor on wheel axle together with motor and vehicle control modules. The YC e-Axle can eliminate transmission loss that is common in traditional designs and save storage space in the chassis. The current available products for full electric power systems include YCEA65, YCEV035, YCEA02035, YCEV050, YCEA03050, YCEA04065, YCET270, YCET315, YCET350, YCEV150, YCET250, YCEA13135 and YCET660T.

(f)	Fuel cell system (“YC FCS”)

YC FCS fuel cell system is a high efficiency fuel cell system for truck and bus applications. The YC FCS fuel cell systems with 90 to 125kW designed outputs have been installed on selected OEMs’ medium-duty coaches and city buses for running and performance testing. We are developing a 120kW fuel cell system for both trucks and buses applications, targeted to launch commercially in 2024. We also commenced in-house development of fuel stack technology that we target to begin introducing into our YC FCS systems in 2024. Our range of available fuel cell systems spans from 50 to 125kW.

Sales

In 2023, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China were approximately 2.3 million units, an increase of 17.2% compared to 2022. Yuchai’s commercial vehicle engine sales in 2023 were 127,469 units, an increase of 1.2% compared to 125,996 units in 2022. Yuchai’s total engine sales in 2023 were 313,493 units, a decrease of 2.4% compared to 321,256 units in 2022.

Yuchai’s light-duty engine sales in 2023 were 72,875 units, or 23.2% of total unit sales, compared to 29.4% in 2022, where light-duty engine sales were 94,340 units. Medium-duty engine sales were 169,498 units, or 54.1% of total unit sales, compared to 2022 where sales were 162,018 units or 50.4% of total unit sales. Heavy-duty engine sales were 62,611 units, or 20.0% of total sales units, compared to 2022 where sales were 58,336 units, or 18.2% of total unit sales.

In 2023, Yuchai sold 12,160 natural gas engine units compared with 5,352 units sold in 2022. The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2021, 2022 and 2023:

	2021			2022			2023
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000			RMB’000			RMB’000
Light-duty engines (1)	2,429,745	11.4%	127,202	1,910,923	11.9%	94,340	1,621,538	9.0%	72,875
Medium-duty engines (2)	7,065,283	33.2%	229,109	5,066,622	31.7%	162,018	5,696,186	31.6%	169,498
Heavy-duty engines (2)	7,410,771	34.9%	99,680	5,061,991	31.7%	58,336	5,552,544	30.8%	62,611
Other products and services(3)	4,348,335	20.5%	800	3,958,230	24.7%	6,562	5,145,012	28.6%	8,509

	21,254,134	100.0%	456,791	15,997,766	100.0%	321,256	18,015,280	100.0%	313,493

Notes:

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets, NEV products and others.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1.8 million square meters, including an existing production factory for all light-, medium- and heavy-duty engine models, a natural gas production facility, a high horse power marine diesel engine and power generator plant, a foundry and various testing and supporting facilities. For the years ended December 31, 2022 and 2023, the total production capacity of Yuchai (excluding Yuchai Xin-Lan) was approximately 633,000 units each year based on a 2.0 shift five-day week at 80% utilization rate. To comply with the National VI emission regulations implementation schedule, Yuchai has committed the investment on production equipment, either building the new lines or modifying the existing facilities tailored for National VI engines assembly. Yuchai has identified marine and power generator sets for its own production lines under Guangxi Yuchai Marine and Genset Power Co., Ltd. after the marine and power generator business and its assets were carved out from the Yuchai main operating entity. In addition, the planned new energy production capacity under Yuchai Xin-Lan and its subsidiary is approximately 20,000 units each year.

In 2023, we produced 276,693 units of engines. The following table sets forth the breakdown of Yuchai’s production at the Yulin facility by major product category for the years ended December 31, 2021, 2022 and 2023:

	2021		2022		2023
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines (1)	128,000	28.3%	90,315	30.5%	70,500	25.5%
Medium-duty engines (2)	236,598	52.2%	149,917	50.5%	142,984	51.7%
Heavy-duty engines (2)	87,676	19.4%	49,618	16.7%	55,167	19.9%
Other products and services(3)	636	0.1%	6,917	2.3%	8,042	2.9%

	452,910	100.0%	296,767	100.0%	276,693	100.0%

Notes:

(1)	Includes passenger car engines.
(2)	Includes natural gas engines.
(3)	Includes power generator sets, NEV products and others

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshafts, camshafts and certain other key parts. Third party suppliers including related parties provide the remaining engine parts and components. The production process involves the complete assembly and testing of the finished products. Yuchai’s procurement policy requires the same product to be sourced from at least two distinct sources. The same practice applies to all other externally procured engine parts. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality.

Yuchai has progressively reduced its reliance on imported parts and components in recent years, in part due to an increasing number of international suppliers having local manufacturing and logistics capabilities in China. For instance, Yuchai’s fuel combustion equipment and its electronic control systems are purchased from the local factory of an international supplier operating in China.

Engine Block

Yuchai cast and molded more than 237,000 units of engine blocks in 2023, representing a large portion of its engine blocks used in production.

Raw Materials

Yuchai purchases raw materials, principally scrap steel and cast iron, from domestic suppliers. An increase in the prices of these raw materials would generally increase our costs of production. We have experienced volatility in the prices of raw materials in the past. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If prices of energy, raw materials or components increase, it may adversely affect our profitability or cause us to suffer operating losses.”

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

Manufacturing Capacity Expansion

Yuchai believes that the current production capacity of all engine lines shall cater for the organic growth of business from its products offering and portfolio. Nevertheless, Yuchai is cautiously assessing the continuous upgrade and enhancement of manufacturing capabilities in meeting the market expectation. Yuchai is also continuously analyzing customer experience and devising production strategies to secure and seize market opportunities.

Research and Development

Yuchai has allocated substantial resources to continually improve the technology of its products and sustain their competitiveness. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai is committed to advancing the technology of its products through cooperation or partnership with Chinese research institutes, international engine design consulting firms, as well as international diesel engine and engine parts manufacturers. Yuchai maintains a professional research and development team. Dr. Lin Tiejian, the Chief Engineer of Yuchai was honored in January 2024 with the National Engineer Award for his exceptional contributions to the field of engineering technology.

In 2021, Yuchai prioritized research and development towards testing and application verification for compliance with National VI emission standards, to support domestic commercial vehicle OEMs to resolve application issues from commercial launching. In 2022, efforts shifted towards upgrading National VI-compliant engines to enhance performance and reduce noise, vibration, and harshness. These initiatives were intended to build on the strong consumer confidence that Yuchai’s National VI compliant engines have gained since their release in 2021 while addressing competitive pressures in the industry. In 2023, Yuchai’s research and development efforts were focus on the development of the National VIb products, aimed at improved fuel efficiency and engine performance for on-road applications.

Yuchai has developed a range of 100-400kW range extender power systems for mining dump trucks and e-CVT hybrid systems for city logistic trucks with refrigerated compartments. Yuchai also launched its YCK16H, a heavy-duty hydrogen combustion engine with a displacement volume of 15.9 liter and a designed output of 560hp. This is Yuchai’s second hydrogen combustion engine, following the launch of the YCK05H hydrogen engine in 2021.

In New Energy development, Yuchai launched the 350hp IE-Power system for heavy-duty tractor in September 2023. The system features a continuously variable transmission for better maneuvering and performance for heavy-duty tractor and other agricultural machinery.

As a result of its research and development efforts, Yuchai has a large patents portfolio with over 3,000 patents registered in China as of December 31, 2023. The types of patents that Yuchai has registered are invention patents, utility model patents and design patents. The term of patent protection is 10 or 20 years from the filing date depending on the type of patent registered.

In June 2023, the Stage 4 proposal in respect of China’s Heavy-duty Vehicle Fuel Consumption Standards was published by the government for public comment. It proposes new limits on the fuel consumption of new straight trucks, dump trucks, tractor-trailers, coaches, and city buses with a gross vehicle weight greater than 3,500 kg. The new proposal is estimated to tighten fuel consumption standards by approximately 15% as a general target across all vehicle segments. The new standards are scheduled to take effect on January 1, 2025 and on July 1, 2026 for all new heavy-duty vehicles in China. Yuchai has been working with OEMs to achieve the new target through improvement of both engine and vehicle design.

Future Products

Yuchai believes that its long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.

Yuchai intends to continue to work with international design consulting firms and international manufacturers for technological assistance in improving and developing its combustion engine products and new energy systems, and expects such cooperation to continue. Yuchai has entered into collaborations with local research institutions and technology providers to develop new energy technologies, such as fuel-cell systems, and intends to further expand these R&D efforts for its future products. The introduction of new engine products and new energy system will also require significant capital expenditures, such as purchases of international manufacturing equipment and technologies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes the majority of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems. Yuchai has 769 sales and marketing employees, the significant majority of whom are located in China.

Yuchai promotes its products primarily through exhibitions, internet and social media, participation in national and international events, and advertisements in industry journals and newspapers. In October 2019, Yuchai participated in the 70th Anniversary celebration of the founding of modern China with Yuchai engines propelling vehicles in the National Day parade in Beijing. In October 2021, Yuchai introduced a new smart powertrain system, IE-Power, for heavy-duty agricultural equipment at the 2021 China International Agricultural Machinery Exhibition in Shandong, China. In 2022, Yuchai’s power generator sets were installed to power the facilities and athlete quarters for the Qatar World Cup, including some units of the 1100kW high-horsepower generators.

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

Yuchai believes that its promotional efforts are unique for an automotive component company in China and lead to greater brand name recognition among end-users. Yuchai further believes that it leads its competitors in providing high quality after-sales services through over 3,000 authorized customer service stations in China. The customer service stations are independently owned and are able to provide emergency services to end-users within a 40-km radius in the central, eastern and southern parts of China.

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

In 2023, our sales to our top five customers accounted for 37.9% of our total revenue. Our top customer is a leading automobile manufacturer group in China. This group includes one of the largest automobile companies in China and other affiliated or controlled diesel truck manufacturers. In 2023, sales to our top customer as a group accounted for 13.5% of our total revenue. See “Item 4. Information on the Company — B. Business Overview — Competition.”

As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such credit-controlling measures will successfully control Yuchai’s trade receivables balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2023, Yuchai had net trade and bills receivables of RMB 7,812.7 million (US$1,099.8 million), representing 40.8% of our consolidated current assets.

Export Sales

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them on to end-users in subsequent and separate transactions. Yuchai exports a very small percentage of its products directly outside China, as the following table indicates:

	2021			2022			2023
	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales	Revenue	% of Revenue	Unit Sales
	RMB ’000			RMB ’000			RMB ’000
Total Domestic Sales	21,206,280	99.8%	454,917	15,886,210	99.3%	319,335	17,886,149	99.3%	312,444
Total Direct Export Sales	47,854	0.2%	1,874	111,556	0.7%	1,921	129,131	0.7%	1,049

	21,254,134	100.0%	456,791	15,997,766	100.0%	321,256	18,015,280	100.0%	313,493

Customer Service

Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has a nationwide network of authorized service stations in China that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at regional training centers or selected service stations. In addition, Yuchai also owns and operates repair training centers. The costs of any warranty-related services or repairs are borne by Yuchai, and all non-warranty activities are charged to customers. Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and require these service stations to provide on-site assistance at the customer’s place of business generally within 1.5 hours for customers located within 50 kilometers of the service stations.

Yuchai provides certain warranties for both general repairs and maintenance service. Provisions for general repairs are determined and provided at fiscal year-end based upon historical warranty cost per unit of engines sold, adjusted for specific conditions that may arise and the number of engines under warranty at each fiscal year end.

Yuchai established a new joint venture, Suzhou Yuxing Automobile Technology Co., Ltd., in May 2022 as a 30% owned joint venture of Yuchai’s subsidiary, Guangxi Yuchai Machinery Monopoly Development Co., Ltd. with certain engine services companies as its joint venture partners, to provide vehicle performance monitoring, vehicle and engine maintenance and repairs solutions. The joint venture was initially intended to serve vehicles with Yuchai engines. Since 2023, it has expanded its service to vehicles using diesel engines of other brands.

Trademarks

GY owns and maintains the Chinese trademark registrations of its principal trademarks. Yuchai has entered into trademark license agreements with GY according to which Yuchai has the right to use these trademarks. Yuchai believes that the Yuchai logo is well recognized as a quality brand in China.

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

Our top customer is a leading automobile manufacturer group in China and a part of our major competitor’s group. In 2023, our sales to our top five customers accounted for 37.9% of our total revenue. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, international diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, increased utilization of unused capacity by competitors and price competition. Yuchai believes production capacity in the diesel engine industry has increased over the years which has further intensified competition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The ongoing development of full electric vehicles for both the bus and truck markets in China will continue to present a source of competition for Yuchai’s engines because of the replacement of public transit buses, which had been a major bus engine market for Yuchai in the past, with electric vehicle buses in most cities of China.

The application of full electric power systems in light- and medium-duty trucks has led to reduction in demand for and sales of diesel engine trucks, especially in the logistics service truck market, as diesel trucks are restricted from entering the city centers in most of the tier 1 and tier 2 cities in China. This has intensified competition for Yuchai’s diesel engine sales.

The HLGE group

As of February 29, 2024, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.25 on February 29, 2024. The core businesses of the HLGE group are that of hospitality operations and property development.

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

The HLGE group recorded pre-tax losses for five consecutive fiscal years from 2009 to 2013 and in the fiscal year 2015. For the fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned CHCH. For the fiscal year 2016, the HLGE group recorded pre-tax profit. For the fiscal year 2017, the HLGE group recorded a profit mainly due to its disposals of (i) the HLGE group’s 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. to Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co Ltd; and (ii) the HLGE group’s entire interests in LKN Investment International Pte. Ltd. to an affiliate of Jingrui Holdings Limited. Previously, HLGE’s average daily market capitalization has fallen below the minimum threshold of S$40 million resulting in it being placed on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failing to comply with the minimum criteria for continued listing. These factors in the past made it difficult for the HLGE group to obtaining financing from financial institutions. In March 2018, HLGE converted all of its existing issued and outstanding non-redeemable convertible cumulative preference shares into new ordinary shares of HLGE. On April 4, 2018, the Singapore Stock Exchange determined that HLGE met the Singapore Exchange’s Listing Manual criteria for exit from the Watch-list and removed HLGE from the Watch-list.

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

For more information on risks relating to our investment in HLGE, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — The HLGE group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.”

C.	Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of February 29, 2024 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC and the Singapore Exchange (see also “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”). This chart depicts the Company’s significant subsidiaries only. See Exhibit 8.1 for more information on the particulars of the Company’s subsidiaries.

D.	Regulatory and Related Matters

Governance, Operation and Dissolution of Yuchai

Governance, operation and dissolution of Yuchai are governed by the FIL (as defined below), the Company Law of the People’s Republic of China which was initially promulgated on December 29, 1993 and other related laws and regulations, as well as by Yuchai’s Articles of Association. On December 29, 2023, the Standing Committee of the National People’s Congress further amended the Company Law, and this amendment mainly included the improvement of a company’s establishment and exit system, the optimization of a company’s organization, the improvement of a company’s capital system, the reinforcement of the responsibilities of controlling shareholders and management personnel, and the enhancement of a company’s social responsibility, etc. This amendment will be effective from July 1, 2024. Yuchai is subject to the relevant PRC labor laws and regulations with respect to labor management, which is overseen by the Ministry of Human Resources and Social Security. In accordance with these laws and regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurances and employee discipline. Chinese laws and regulations applicable to a Sino-foreign joint stock company require that, before Yuchai distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50% of the registered capital of Yuchai.

On March 15, 2019, a new foreign investment law was adopted (“FIL”). Upon its effectiveness on January 1, 2020, the existing Sino-Foreign Equity Joint Venture Law, the Wholly Foreign Owned Enterprise Law and the Sino-Foreign Cooperative Joint Venture Law, together with their implementation rules and ancillary regulations, have been repealed and the FIL has become the legal foundation regulating FIEs. The FIL grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. Yuchai is governed by the FIL and related implementing rules. See also “Item 3. Key Information — D. Risk Factors — General Risk Factor — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Pursuant to Chinese law and Yuchai’s Articles of Association, Yuchai may be dissolved upon the occurrence of certain events, including force majeure, severe losses, lack of supply of necessary materials or other events that render Yuchai unable to continue its operations. Upon dissolution, Yuchai will form a liquidation committee. Final dissolution is subject to government review and approval.

During 2003, we believe affiliates of the GY Group caused various Chinese government agencies to raise allegations of irregularities regarding the status of our ownership of and rights of control over Yuchai, which we believe was intended to try to limit our rights to exercise control over Yuchai. We further believe that such allegations were based on an inaccurate understanding of the structure of our ownership of Yuchai. We also believe that Yuchai’s ownership structure was validly approved by the relevant Chinese authorities, and that the shares of Yuchai held by our six wholly-owned subsidiaries are legally and validly held under Chinese law. We obtained legal opinions from two Chinese law firms confirming these matters (see the reports on Form 6-K filed by the Company with the SEC on April 1, 2005). We also took steps to communicate to the relevant Chinese government agencies the reasons for our position with respect to these matters. We implemented the July 2003 Agreement, the Reorganization Agreement, as amended, and the Cooperation Agreement to resolve the issues raised by the various Chinese governmental agencies relating to our share ownership in Yuchai and the continued corporate governance and other difficulties which we have had from time to time with respect to Yuchai. Based upon the above-mentioned legal opinions, we believe that in the event of a future dispute with the Chinese stakeholders at Yuchai, we expect to pursue as appropriate legal remedies in appropriate jurisdictions to seek to enforce our legal rights as the majority shareholder with a controlling financial interest in Yuchai to protect our investment for our benefit and the benefit of our shareholders. See also “Item 3. Key Information — D. Risk Factors.”

E.	Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is currently used primarily for the production of diesel engines, natural gas engines and employee housing. The principal production land area for the manufacture of diesel and natural gas engines currently occupies approximately 1.8 million square meters, including the existing production factories for all light-, medium- and heavy-duty engine models, a natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, phases one, two and three of a foundry and various testing and supporting facilities. Yuchai also has production and assembly facilities for new energy products in Nanning, the Guangxi Zhuang Autonomous Region, and Wuxi in Jiangsu Province. In addition, Yuchai leases a number of regional sales offices in China. For the year ended December 31, 2021, 2022 and 2023, the total production capacity of Yuchai (excluding Yuchai Xin-Lan) was approximately 633,000 units each year, based on a 2.0 shift five-day week at 80% utilization rate. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “— B. Business Overview — Products and Key Product Development — Yuchai — Production.”

F.	Environmental Matters

Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards feasible. On January 18, 2016, the Ministry of Industry and Information Technology, and the Ministry of Environmental Protection required that all light-duty petrol vehicles, light-duty diesel buses, and heavy-duty diesel vehicles (for the purposes of public transportation, environmental sanitation and postal services) must comply with National V emission standards from January 1, 2017. All heavy- and light-duty diesel vehicles nationwide were required to comply with National V emission standards from July 1, 2017 and January 1, 2018, respectively. In June 2018, the MEE announced that all diesel powered heavy-duty vehicles must comply with the National VI emission standards in different phases: (a) natural gas engines driven heavy-duty vehicles are required to comply with the National VIa emission standards from July 1, 2019, and the National VIb emission standards from January 1, 2021; (b) diesel engine driven municipal vehicles are required to comply with the National VIa emission standards from July 1, 2020, and all diesel driven heavy-duty vehicles are to comply with the National VIa emission standards from July 1, 2021; and (c) all diesel driven heavy-duty vehicles are required to comply with the National VIb emission standards from July 1, 2023. In December 2020, MEE announced the approval of Tier-4 emission standard and any off-road machinery (below 560 kW) that does not comply with the Tier-4 emission standard is prohibited for production, import and selling in China from December 2022.

We are subject to Chinese national and local environmental protection regulations, which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. Yuchai has set up a sewage disposal system that meets national environmental discharge standards to process polluted water generated during production. In accordance with applicable regulations, sewage processing data and results of sewage treatment will be uploaded in real time to an online platform operated by the Ecology and Environment Department of the Guangxi Zhuang Autonomous Region. Polluted water will only be discharged upon confirmation that it meets the national standards. Yuchai delivers solid waste products to qualified third-party waste disposal sites to dispose and makes payments in respect thereof. For those recyclable waste such as foundry sand, third-party disposal sites with qualification would be engaged for recycling treatment to reduce waste of resources. In addition, Yuchai has also built treatment and filter systems for dust, fumes, panting and noise, respectively, to reduce the pollution resulting from Yuchai’s production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems. See “Item 3. Key Information — D. Risk Factors — Risk Related to our Business and Industry — We are subject to increasingly stringent policies and regulations related to the environment, climate change, and employee health and safety.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of this Annual Report, we have no unresolved comments from the SEC.

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

During the fiscal years ended December 31, 2021, 2022 and 2023, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

The Chinese economy marked a recovery in GDP growth to 5.2% in 2023, a notable rebound from the previous year’s 3.0%. The growth was partially attributed to the elimination of COVID-19 restrictions. According to CAAM, the total industry unit sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 17.2% year-over-year to 2.3 million units in 2023. The increase is largely attributed to market recovery in demand with double digits growth in sales for medium- and heavy-duty diesel engines for trucks and buses. However, market sentiment remains uncertain as customer confidence suffered, impacted by lower retail and producer price. The ongoing challenges remain as property market and construction activities are still in their nascent stage of recovery.

In the challenging market environment in 2023, Yuchai reported a slight decline in total unit sales by 2.4% year-over-year to a total of 313,493 units, reflecting a mixed performance across various end markets. The decrease was mainly due to lower sales in the truck and agricultural markets, partially offset by increased sales in the bus, industrial, marine and power generation and new energy markets. Despite a lower total units sold, Yuchai’s revenue increased by 12.6% to RMB 18.0 billion (US$ 2.5 billion). This growth was primarily driven by an uptick in sales across heavy- and medium-duty segments in the bus, truck and industrial markets, as well as marine power generation sectors.

In an effort to respond to the economic landscape, Yuchai’s gross margin improved to 16.2% from 15.6% in the previous year and with a notable jump from 13.0% in 2021. This increase in gross margin can be attributed to a strategic shift towards a higher revenue contribution from heavy-duty engines, augmented sales of off-road engines, and sustained efforts in cost reduction. Total R&D expenditures including capitalized costs increased to RMB 1.1 billion (US$ 149.6 million) in 2023 from RMB 1.0 billion in 2022, as we continued our R&D initiatives to enhance the engine quality and performance of our National VI and Tier-4 emission standard compliant engines, and to develop new energy products. Our investment in R&D is a testament to our commitment to quality, performance, and customer satisfaction. The divestment of Yuchai Remanufacturing Services (Suzhou) Co., Ltd. resulted a gain of RMB 113.0 million. This gain is a substantial addition to other operating income, net of other operating expenses, which saw an increase to RMB 442.4 million (US$ 62.3 million) in 2023 from RMB 336.8 million in 2022. Excluding this one-off item, the other operating income, net of other operating expenses, would have been RMB 329.4 million (US$ 46.4 million) in 2023. We also achieved a better result from joint ventures with a more profitable performance from MTU Yuchai and reduced losses from the Y&C and Purem Yuchai operations. This has boosted our net profitability, marking a 30.6% rise in net profit attributable to China Yuchai’s shareholders to RMB 285.5 million (US$ 40.2 million) compared with RMB 218.6 million in 2022. This growth translates to an increase in earnings per share to RMB 6.99 (US$ 0.98), from RMB 5.35 for the year of 2022.

We established Yuchai Xin-Lan in 2021 and we transferred our then wholly-owned subsidiary Cynland Hyentech (formerly known as Jiangsu UniTrump Power Technology Co., Ltd) to Yuchai Xin-Lan in 2023, to develop hydrogen fuel cells and stacks as well as assemble fuel cell systems and powertrains in Wuxi High Tech Zone in partnership with Tsinghua University. This demonstrates our commitment to reducing carbon emissions and environmental sustainability.

Yuchai’s strategic restructuring, initiated in 2021, has led to the creation of Guangxi Xing Yun Cloud Technology Co., Ltd. This subsidiary focuses on developing proprietary operating systems with enhanced data analytics capabilities for smart and connected solutions that are applicable to a wide range of vehicles and machinery, mainly for off-road applications. The focus on IT operations, digital project development, and intelligent network creation signifies the importance of IT integration in Yuchai’s industrial operations. Furthermore, prior to 2023, the consolidation of marine and power generator businesses under Guangxi Yuchai Marine and Power Genset Co., Ltd. reflects a move towards a more unified and efficient business corporate structure. We also carved out the existing businesses by establishing the specialized entities such as Yuchai Foundry Co., Ltd to enhance operational control, foster an environment that is conducive to innovation and resource optimization and improve business performance.

Uncertainties related to the lingering effects of the COVID-19 pandemic, together with the possible emergence of new communicable disease, may continue to adversely affect our business. The Chinese automotive industry continues to be highly competitive in light of increased demand for, and regulatory policies in support of, alternative fuel vehicles. Our ability to successfully compete in our industry will be fundamental to our future success in our existing and new markets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry” for further details.

COVID-19 Pandemic: Response and Impact

Since December 2019, an outbreak of a novel strain of coronavirus (COVID-19) spread rapidly in China and globally. In response, the Chinese government took various measures to contain its spread, including but not limited to quarantines for infected individuals, restrictions on public transportation and gatherings, cancellation of public activities, domestic travel controls, and lockdowns. These led to temporary closure of numerous manufacturing facilities and factories across China. To the extent we had production or manufacturing activities based in these locations, or our suppliers were located in these locations, we were susceptible to factors adversely affecting one or more of these locations as a result of COVID-19. Yuchai took various cost and cash flow mitigation measures to counter the negative impact of COVID-19, such as reducing or eliminating discretionary spending in certain areas such as marketing, non-essential training or capital expenditures and streamlining of staffing.

As a result of the COVID-19, normal economic life throughout China was sharply curtailed and there were disruptions to normal operation of business in various areas, including the manufacturing and sales of vehicles in China. Yuchai’s operations and those of its suppliers in China were adversely affected. While China gradually loosened and eventually lifted the COVID-19 restrictions in 2023, the lingering effects of the COVID-19 pandemic may continue to influence the economy and our business, which may result in uncertainty as to our business and results of operations.

China’s economic growth had experienced COVID-related ups and downs in the past four years. The GDP growth slumped from 5.95% in 2019 to 2.24% in 2020 and bounced back to 8.4% in 2021, then decreased again to 3.0% in 2022 and rebounded to 5.2% in 2023. Fluctuations were also witnessed in the market demand in our industry. While China’s management of COVID-19 saw a dramatic transformation toward the end of 2022, China’s economy recovery is dependent on various factors and its dynamic nature makes it difficult for us to forecast the country’s economy and the results of our operations in subsequent years. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry – Outbreaks of communicable diseases may materially and adversely affect our business, financial condition and results of operations.”

Business Expansion and Diversification Plan

Following the implementation of our business expansion and diversification plan as approved by our Board of Directors in 2005, we looked for new business opportunities to reduce our financial dependence on Yuchai and invested in the following companies:

Thakral Corporation Ltd

The first step in implementing this plan occurred in March 2005 when through VDL, we acquired a 15.0% equity interest in TCL. As of December 2009, our equity interest in TCL was 34.4%. The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments. Since the fiscal year 2010, we have gradually reduced our equity interest in TCL. As of December 31, 2022, we have fully disposed of our shareholding interest in TCL.

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

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2023. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2023 and February 29, 2024. We consolidate the results of HLGE as a subsidiary of our Company. See Note 1.3 to the accompanying consolidated financial statements in Item 18.

A.	Operating Results

The selected consolidated statement of financial position data as of December 31, 2022 and 2023, and the selected consolidated statement of profit or loss data set forth below for the years ended December 31, 2021, 2022 and 2023 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2021 are derived from our audited consolidated financial statements included in our Annual Report for the year ended December 31, 2022 on Form 20-F filed with the SEC on April 26, 2023. Our consolidated financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022, and 2023 have been prepared in conformity with IFRS.

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

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$(1)
	(in thousands, except per share data)
Consolidated Statement of Profit or Loss Data:
Revenue	21,265,930	16,030,636	18,046,349	2,540,451
Cost of sales (2)	(18,507,839)	(13,532,102)	(15,130,711)	(2,130,006)
Gross profit (2)	2,758,091	2,498,534	2,915,638	410,445
Research and development expenses	(848,812)	(836,438)	(876,578)	(123,399)
Selling, general and administrative expenses (2)	(1,561,935)	(1,479,561)	(1,871,973)	(263,525)
Other operating income, net	316,189	336,756	442,362	62,273
Operating profit	663,533	519,291	609,449	85,794
Share of results of associates and joint ventures, net of tax	(95,895)	(29,093)	62,078	8,739
Finance costs	(115,928)	(95,472)	(100,175)	(14,102)
Profit before tax	451,710	394,726	571,352	80,431
Income tax expense	(43,816)	(59,065)	(148,496)	(20,904)
Profit for the year	407,894	335,661	422,856	59,527
Attributable to:
Equity holders of the Company	272,673	218,581	285,518	40,193
Non-controlling interests	135,221	117,080	137,338	19,334
Basic and diluted earnings per share attributable to equity holders of the Company (RMB/US$ per share)	6.67	5.35	6.99	0.98
Profit for the year per share (RMB/US$ per share)	9.98	8.22	10.35	1.46
Weighted average number of shares	40,858	40,858	40,858	40,858
Selected Consolidated Statement of Financial Position Data:
Working capital (3)	5,348,224	5,873,135	7,105,273	1,000,237
Property, plant and equipment	4,197,909	3,995,744	3,553,601	500,253
Trade and other receivables	7,342,719	7,311,347	8,458,624	1,190,752
Total assets	24,905,309	24,137,556	25,757,618	3,625,995
Trade and other payables (4)	9,632,463	8,328,774	9,408,479	1,324,466
Short-term and long-term loans and borrowings	2,203,000	2,341,432	2,540,294	357,607
Non-controlling interests	2,756,192	2,826,118	2,949,097	415,155
Issued capital	2,081,138	2,081,138	2,081,138	292,969
Equity attributable to equity holders of the Company	8,859,152	9,008,946	9,226,528	1,298,853

(1)

The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 7.1036 = US$1.00, the rate quoted by the PBOC at the close of business on February 29, 2024. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 29, 2024 or any other date. The rate quoted by the PBOC at the close of business on December 29, 2023 was RMB 7.0827 = US$1.00.

(2)

Our management has reclassified certain freight charges from selling, general and administrative expenses to cost of sales for the year ended December 31, 2023. The comparative figures for the full year ended December 31, 2021 and 2022 have been adjusted to conform with current year’s presentation.

(3)	Current assets less current liabilities.
(4)	Inclusive of non-current other payables.

2023 compared to 2022

Revenue for 2023 was RMB 18.0 billion (US$2.5 billion) compared with RMB 16.0 billion in 2022, an increase of 12.6%. The total number of engines sold by Yuchai in 2023 was 313,493 units compared with 321,256 units in 2022, representing a decrease of 7,763 units, or 2.4%, primarily due to lower sales in the truck and agricultural markets, partially offset by increased sales in the bus, industrial, marine and power generation and new energy products. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China increased by 17.2% year-over-year in 2023, as sales of trucks increased by 15.6% and the smaller bus market sales increased by 28.8%.

Cost of sales consisted of direct material costs, direct labor costs, and direct and indirect production overheads such as wages, depreciation and amortization, and freight charges.

Gross profit was RMB 2.9 billion (US$410.4 million) in 2023, an increase 16.7% of from RMB 2.5 billion in 2022. The gross profit margin was 16.2% in 2023 compared with 15.6% in 2022. The increase in gross margin was mainly attributable to higher revenue from heavy-duty engines and continuing cost reduction initiatives, partially offset by higher customer sales rebates.

Other operating income, net was RMB 442.4 million (US$62.3 million) in 2023, an increase of 31.4% from RMB 336.8 million in 2022. The increase was mainly due to a gain of RMB 113.0 million (US$15.9 million) on disposal of a subsidiary. Excluding this one-off item, the other operating income would have been RMB 329.4 million (US$ 46.4 million) in 2023.

R&D expenses increased by 4.8% to RMB 876.6 million (US$ 123.4 million) compared with RMB 836.4 million in 2022. We continued our initiatives to enhance the engine quality and performance of our National VI and Tier-4 emission standard compliant engines, and to develop new energy products. In 2023, total R&D expenditures including capitalized costs were RMB 1.1 billion (US$ 149.6 million) compared with RMB 1.0 billion in 2022, representing 5.9% of the revenue compared with 6.4% in 2022.

SG&A expenses were RMB 1.9 billion (US$ 263.5 million) in 2023, representing 10.4% of the revenue, compared with RMB 1.5 billion, representing 9.2% of the revenue in 2022. This increase was mainly due to higher personnel and related expenses and warranty expenses compared with 2022.

As a result, operating profit increased by 17.4% to RMB 609.4 million (US$85.8 million) in 2023 from RMB 519.3 million in 2022. Operating margin was 3.4% in 2023 compared with 3.2% in 2022.

Finance costs increased by 4.9% to RMB 100.2 million (US$14.1 million) in 2023 from RMB 95.5 million in 2022.

The share of financial results of the associates and joint ventures was an income of RMB 62.1 million (US$ 8.7 million) in 2023 compared with a loss of RMB 29.1 million in 2022. The income was primarily generated by higher profits at MTU Yuchai, and the share of lower losses at Y&C and Purem Yuchai.

Profit before tax was RMB 571.4 million (US$80.4 million) in 2023 compared with RMB 394.7 million in 2022.

Income tax expense in 2023 was RMB 148.5 million (US$20.9 million) compared with RMB 59.1 million in 2022. The increase was mainly due to adjustments of under-provision in prior years and higher taxable income in 2023.

As a result of the foregoing factors, profit for the year was RMB 422.9 million (US$59.5 million) in 2023 compared with RMB 335.7 million in 2022, representing an increase of 26.0%.

Net profit attributable to our shareholders increased by 30.6% to RMB 285.5 million (US$40.2 million) compared with RMB 218.6 million in 2022.

2022 compared to 2021

Revenue for 2022 was RMB 16.0 billion compared with RMB 21.3 billion in 2021, a decrease of 24.6%. The total number of engines sold by Yuchai in 2022 was 321,256 units compared with 456,791 units in 2021, representing a decrease of 135,535 units, or 29.7%, primarily due to weakness in the truck and bus markets, and the markets of marine and power generation engines. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 41.4% in 2022, as sales of trucks declined by 42.9% while sales of buses decreased by 27.1%. The impact of COVID-19 restrictions and related supply chain disruptions affected conditions in China and foreign markets.

Cost of sales consisted of direct material costs, direct labor costs, and direct and indirect production overheads such as wages, depreciation and amortization, and freight charges.

Gross profit was RMB 2.5 billion in 2022, a decrease of 9.4% from RMB 2.8 billion in 2021. The gross profit margin was 15.6% in 2022 compared with 13.0% in 2021. The increase in gross margin was mainly attributable to a change in revenue mix with off-road revenue as a greater proportion of the total revenue, and lower sales rebates.

Other operating income, net was RMB 336.8 million in 2022, an increase of 6.5% from RMB 316.2 million in 2021. The increase was mainly due to higher government grants.

R&D expenses decreased by 1.5% to RMB 836.4 million compared with RMB 848.8 million in 2021. We continued our initiatives to improve engine performances and the qualities of our engines compliant with China’s National VI and Tier-4 emission standards, and to develop new energy products. In 2022, total R&D expenditures including capitalized costs were RMB 1.0 billion compared with RMB 1.2 billion in 2021, representing 6.4% of the revenue compared with 5.5% in 2021.

SG&A expenses were RMB 1.5 billion in 2022 compared with RMB 1.6 billion in 2021, a decrease of 5.3%. These expenses represented 9.2% of revenue compared with 7.3% in 2021. The decrease was mainly due to lower personnel and warranty expenses.

As a result, operating profit decreased by 21.7% to RMB 519.3 million in 2022 from RMB 663.5 million in 2021. Operating margin was 3.2% in 2022 compared with 3.1% in 2021.

Finance costs decreased by 17.6% to RMB 95.5 million in 2022 from RMB 115.9 million in 2021.

The share of financial results of associates and joint ventures was a loss of RMB 29.1 million in 2022 compared with a loss of RMB 95.9 million in 2021. The decreased loss was primarily attributable to the higher profit at the MTU Yuchai and the share of lower losses at Y&C.

Profit before tax was RMB 394.7 million in 2022 compared with RMB 451.7 million in 2021.

Income tax expense in 2022 was RMB 59.1 million compared with RMB 43.8 million in 2021.

As a result of the foregoing factors, profit for the year was RMB 335.7 million in 2022 compared with RMB 407.9 million in 2021, representing a decrease of 17.7%.

Net profit attributable to our shareholders decreased by 19.8% to RMB 218.6 million compared with RMB 272.7 million in 2021.

Inflation

The average annual inflation in China per CPI was 0.2% in 2023 compared with 2.0% in 2022, according to the National Bureau of Statistics. The results of our operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If prices of energy, raw materials or components increase, it may adversely affect our profitability or cause us to suffer operating losses.”

Seasonality

In the past, Yuchai’s results of operations in the first and second quarters of calendar years were typically marginally higher than in the third and fourth quarters of the corresponding year. However, this seasonal trend did not materialize during the COVID period in 2021 and 2022. In 2023, Yuchai’s sales for the first half of the year was approximately 12.2% higher than those for the second half of the year. Despite this, there are no strict rules governing sales trend in the dynamic market where we operate, and customer purchasing pattern may change based on various factors including government policies, incentives, and market conditions. Any change in economic or market conditions may affect this pattern as it has occurred in the past. As a result, cash generated from operations may also be subject to some seasonal variation.

B.	Liquidity and Capital Resources

Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our revenues are substantially generated by Yuchai and its subsidiaries, our Chinese operating companies, and are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service related foreign exchange transactions; however, it is not currently freely convertible under the “capital account” which includes, among other things, foreign direct investment and overseas borrowings by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of SAFE. As a result, there is no material restriction on the ability of the Chinese subsidiaries to transfer funds to Yuchai. However, certain funds transfers from Yuchai to us may be subject to the approval of SAFE. The General Affairs Department of SAFE promulgated circulars in August 2008 and July 2011, pursuant to which, Renminbi converted from capital contribution in foreign currency to a domestic enterprise in China can only be used for the activities that are within the approved business scope of such enterprise and cannot be used for China domestic equity investment, acquisition, giving entrusted loans or repayment of intercompany loans, with limited exceptions. On March 30, 2015, SAFE issued a notice to take effect from June 1, 2015 loosening the explicit prohibition against the use of Renminbi converted from capital contribution in foreign currency for domestic equity investment as set out in its circulars of August 2008 and July 2011. On June 9, 2016, SAFE issued a notice which became effective on the same day further allowing the use of Renminbi converted from capital contribution in foreign currency to be used for providing loans to affiliated enterprises of foreign invested enterprises. See “Item 3. Key Information — D. Risk Factors — General Risk Factors — We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. Regulations in China regarding currency conversion could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.”

Our primary cash requirements are for working capital, capital expenditures to complete the expansion of production capacity and new product developments, dividend payments and other operational requirements. We believe that our sources of liquidity are sufficient for our operational and working capital requirements over the next twelve months from December 31, 2023. However, under the current market conditions there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations are lower than anticipated, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — A. History and Development of the Company — Reorganization Agreement.”

Our cash and bank balances are primarily held in Renminbi, Singapore dollar and US dollar in accounts managed by third party financial institutions. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subjected to other adverse conditions in the financial markets. As of the date of this Annual Report, we have experienced no loss or lack of access to cash in our operating accounts.

As of December 31, 2023, we had approximately RMB 6,039.5 million (US$850.2 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

As of December 31, 2023, we had outstanding bank borrowings of RMB 2,540.3 million (US$357.6 million), all of which were incurred by Yuchai.

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

In addition, CYI has other credit facilities granted by banks in Singapore as follows:

•

On June 24, 2020, we entered into an agreement with Sumitomo Mitsui Banking Corporation, Singapore Branch for the renewal of a US$30.0 million facility. This unsecured multi-currency revolving credit facility has an uncommitted aggregate value of US$30.0 million. The maximum tenor of each drawdown under the facility is six months for US dollars and 3 months for Singapore dollars. The facility may be used to finance our general working capital requirements. The terms of the facility require, among other things, that Hong Leong Asia maintain legal and beneficial ownership of at least 7,290,000 issued and paid-up shares in the Company, retained ownership of the special share and that we remain a subsidiary (as defined in the facility agreement) of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to our consolidated tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not being less than US$200 million and the ratio of our consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

•

On June 25, 2021, we entered into a revolving credit facility agreement with DBS Bank Ltd. of Singapore with an uncommitted aggregate value of S$30.0 million. This facility may be used to finance our general working capital requirements. Among other things, the terms of the facility require that at all times (i) CYI owns directly or indirectly at least 76.4% ownership in Yuchai, (ii) Hong Leong Asia retains ownership of the special share, owns directly or indirectly at least 35% ownership of CYI and that CYI remains a subsidiary of Hong Leong Asia and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also include certain financial covenants with respect to our consolidated tangible net worth (as defined in the agreement) not being less than US$400 million, and the ratio of our consolidated total debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 time.

•

On August 18, 2023, we entered an agreement with MUFG Bank Ltd, Singapore Branch for renewal of a S$30.0 million facility. This unsecured multi-currency short-term loan credit facility has an uncommitted aggregate value of S$30.0 million. The facility may be used to finance our general working capital requirements. Among other things, the terms of the facility require that at all times (i) Hong Leong Asia maintain legal and beneficial ownership of at least 7,290,000 issued and paid-up shares in CYI, and CYI remains a consolidated subsidiary of Hong Leong Asia, (ii) CYI owns directly or indirectly at least 76.4% ownership in Yuchai and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also include certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$120 million at all times and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.

As of December 31, 2023, CYI’s (including Yuchai) unutilized facilities amounted to RMB 534.5 million (US$75.2 million).

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

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from/(used in) operating activities	504,556	(119,419)	1,226,038	172,595
Net cash used in investing activities	(738,848)	(133,048)	(113,256)	(15,944)
Net cash used in financing activities	(838,563)	(140,365)	(33,742)	(4,750)

Net (decrease)/increase in cash and cash equivalents	(1,072,855)	(392,832)	1,079,040	151,901
Cash and cash equivalents at January 1	5,877,647	4,788,219	4,451,489	626,653
Effect of exchange rate changes on balances in foreign currencies	(16,573)	56,102	13,847	1,948

Cash and cash equivalents at December 31	4,788,219	4,451,489	5,544,376	780,502

In 2023, net cash provided by operating activities was RMB 1.2 billion (US$172.6 million). The inflow was mainly derived from operating income and net inflow from working capital primarily attributed to higher bills payable issued to suppliers, partially offset by higher bills on hand received from customers which are not matured for encashment. In 2023, the Group settled its income tax liability by a cash payment of RMB 109.9 million (US$15.5 million). In 2022, net cash used in operating activities was RMB 119.4 million, which was mainly a net outflow from working capital primarily attributed to decrease in other payables and increase in trade receivables, partially offset by lower inventories compared to 2021. In 2022, the Group settled its income tax liability by a cash payment of RMB 21.0 million. In 2021, net cash provided by operating activities was RMB 504.6 million. The inflow was mainly derived from operating income, partially offset by a net outflow from working capital that was primarily due to lower trade payables and contract liabilities, higher inventories compared to 2020 and lower trade and other receivables. In 2021, the Group settled its income tax liability by a cash payment of RMB 170.7 million.

In 2023, net cash used in investing activities was RMB 113.3 million (US$15.9 million). The outflow was mainly due to the purchase of property, plant and equipment of RMB 237.8 million (US$33.5 million), spending on technology development of RMB 169.6 million (US$23.9 million), partially offset by proceeds from government grants of RMB 257.4 million (US$36.2 million). In 2022, net cash used in investing activities was RMB 133.0 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 431.0 million and spending on technology development of RMB 166.3 million, partially offset by proceeds from government grants of RMB 193.2 million, interest received of RMB 131.3 million and withdrawal of fixed deposits with banks (net of placement) of RMB 123.6 million. In 2021, net cash used in investing activities was RMB 738.8 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 572.0 million and spending on technology development of RMB 287.5 million, partially offset by interest received of RMB 125.0 million and proceeds from government grants of RMB 51.9 million.

In 2023, net cash used in financing activities was RMB 33.7 million (US$4.8 million). The outflow was primarily due to dividend payment of RMB 115.2 million (US$16.2 million) and payment for finance costs of RMB 96.3 million (US$13.6 million), partially offset by proceeds from borrowings (net of repayment) of RMB 198.9 million (US$28.0 million). In 2022, net cash used in financing activities was RMB 140.4 million. The outflow was mainly due to payment of dividend of RMB 212.0 million and payment for finance costs of RMB 95.7 million, partially offset by proceeds from borrowings (net of repayment) of RMB 138.4 million. In 2021, net cash used in financing activities was RMB 838.6 million. The outflow was mainly due to payment of dividend of RMB 672.6 million, payment for finance costs of RMB 115.8 million and payment of the principal portion of lease liabilities of RMB 23.1 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2023 was RMB 7.1 billion (US$1.0 billion) compared with RMB 5.9 billion as of December 31, 2022.

As of December 31, 2023, we had loans and borrowings totaling RMB 2.5 billion (US$357.6 million).

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

The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2023:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
	(in millions)
Short-term debt (1)	2,591.0	1,880.2	710.8	—
Lease liabilities (1)	51.2	32.4	18.0	0.8
Capital expenditures (2)	346.6	199.0	147.6	—

Total	2,988.8	2,111.6	876.4	0.8

(1)	Includes contractual interest payments.
(2)	The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were RMB 766.4 million, RMB 519.6 million and RMB 348.5 million (US$49.1 million) in 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, these expenditures were used primarily for expanding and upgrading Yuchai’s production capacity in Yulin City, Guangxi, and for technology development for new engines. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai.

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

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2023, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of RMB 346.6 million (US$48.8 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by regulations in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2023, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 942.8 million and RMB 1,671.2 million (US$235.3 million), respectively. These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund its operations, as and when required.

As of December 31, 2022 and 2023, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation amounted to RMB 1,071.8 million and RMB 1,638.6 million (US$230.6 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

C.	Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Research and Development.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

The preparation of our consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities. For more information, see the disclosure included in Note 3 to the accompanying consolidated financial statements in Item 18.

F.	Recently adopted and recently issued accounting pronouncement

The recently adopted and recently issued accounting pronouncements during the year ended December 31, 2023 is discussed in Note 2.2 and Note 2.3 to the accompanying consolidated financial statements in Item 18.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of February 29, 2024, there were nine members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck, Stephen Ho Kiam Kong, Hoh Weng Ming and Wong Hong Wai as its nominees. Messrs. Li Hanyang and Wu Qiwei are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers as of February 29, 2024 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
STEPHEN HO Kiam Kong	Director	2020
LI Hanyang (1)	Director	2021
WU Qiwei (1)	Director	2012
NEO Poh Kiat (1)(2)(3)	Independent Director	2005
XIE Tao (1)(2)(3)	Independent Director	2019
WONG Hong Wai (3) *	Independent Director	2023
LOO Choon Sen(1)	Chief Financial Officer	2021
Conyers Corporate Services (Bermuda) Limited	Secretary	2015

(1)	Also a Director of Yuchai.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Also a Director of HLGE.
*

Mr. Wong Hong Wai was appointed as a Director of the Company with effect from March 1, 2023 and was subsequently re-designated as an Independent Director with effect from April 21, 2023. He was also appointed as a member of Audit Committee on November 3, 2023.

Note:

Mr. Ho Raymond Chi-Keung retired as a Director of the Company on August 7, 2023. Concurrently with his retirement, Mr. Ho also stepped down as a member of the Audit Committee and the Compensation Committee of the Company.

Mr. Hoh Weng Ming is the President and a Director of the Company as well as a Director of Yuchai and HLGE. With over 35 years of professional experience across Singapore, Malaysia, New Zealand, Hong Kong and China, Mr. Hoh brings a wealth of regional expertise to his roles. He was previously the Financial Controller of the Company from 2002 to 2003, the Chief Financial Officer of the Company from 2008 to 2011 and the Chief Financial Officer of Hong Leong Asia from 2011 to 2013. Prior to that, he had worked in various roles with companies including Johnson Electric Industrial Manufactory Limited and Henan Xinfei Electric Co., Ltd. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch and a Master of Business Administration from the Massey University ( both in New Zealand). He is a Chartered Accountant in New Zealand and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Dato’ Gan Khai Choon is a Director of the Company, Yuchai, Grace Star, and Venture Delta, as well as the Non-Executive Chairman of HLGE. He is also the Managing Director of Hong Leong International (Hong Kong) Limited and an Executive Director of Hong Leong Hotel Development Limited. Dato’ Gan has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong group companies, which include the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Dato’ Gan is related to Mr. Kwek Leng Peck.

Mr. Kwek Leng Peck is a Director of the Company and Yuchai. He also serves as the Executive Chairman of Hong Leong Asia and an Executive Director of Hong Leong Investment Holdings Pte. Ltd., Hong Leong Corporation Holdings Pte. Ltd and Hong Realty (Private) Limited. He also sits on the boards of HL Technology, Hong Leong China, Well Summit Investments Limited and Hong Leong Finance Limited, as well as other affiliated companies. Mr. Kwek has many years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management as well as extensive involvement in Hong Leong Group real estate developments, investments and hotel operations. Mr. Kwek is related to Dato’ Gan Khai Choon.

Mr. Stephen Ho Kiam Kong is a Director of the Company, Grace Star, and Venture Delta. He also serves as the Executive Director and Chief Executive Officer of Hong Leong Asia. He also sits on the boards of HL Technology, Hong Leong China and Well Summit and other affiliated companies. Mr. Ho has extensive experience in finance, treasury and risk management from his executive positions previously held at Wilmar International Limited and a Dutch multinational corporate, Royal Philips. Prior to his financial management role, Mr. Ho worked for major international financial institutions in Singapore, Hong Kong and New York in the areas of corporate banking, global markets trading, marketing and sales. Mr. Ho holds a Bachelor of Commerce and Administration Degree from Victoria University of Wellington, New Zealand and had completed the Advanced Management Program at the Harvard Business School, Boston, US.

Mr. Li Hanyang was appointed as Director of the Company on May 12, 2021. He was also Chairman of Yuchai’s Board and Chairman of the GY Group (an 18.20% shareholder of the Company). Mr. Li started his career with Yuchai as a production preparation section chief in 1993 and was gradually promoted to deputy general manager of Yuchai in 2000. He was transferred to GY Group in 2002 and since then he has served in various managerial position including chief engineer, director, chairman and party secretary of GY Group and its subsidiaries. Mr. Li holds a Bachelor’s degree in Mechanical Design and Manufacturing from Tsinghua University and an MBA from the School of Management, Huazhong University of Science and Technology.

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

Mr. Neo Poh Kiat is an Independent Director of the Company and Yuchai. Between August 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Presently, Mr. Neo also serves as a director with Cambodia Post Bank Plc, Fullerton Credit group companies in China, CapitaLand China Trust Management Limited and Valuemax Group Limited. He holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Xie Tao is an Independent Director of the Company and Yuchai. He also serves an Independent Director of Zhejiang Wanfeng Auto Wheel Co., Ltd and a Non-independent Non-executive Director of Shanghai Vico Precision Mold & Plastics Co., Ltd., a publicly listed company in China. He retired as an Independent Director of Gongniu Group Co., Ltd, a publicly listed company in China in July 2023. Mr. Xie has more than 30 years of experience in corporate management and financial advisory, including mergers and acquisitions, corporate finance and transaction services. He has spent the major part of his career with PricewaterhouseCoopers (PwC) for nearly 23 years as a lead partner of the Advisory practice in PwC China and as the Senior Partner of Corporate Finance serving on the Executive Board of the China, Singapore and Hong Kong member firms of PwC. From 2012 and 2014, he served a partner at Ernst & Young and later Deloitte, leading transaction services and corporate finance business. Mr. Xie holds a Bachelor’s degree in Physics from Beijing University in China and was a member of the UK Chartered Association of Certified Accountants. Our Board of Directors has determined that Mr. Xie is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Wong Hong Wai joined the Company as a Director on March 1, 2023 and was subsequently re-designated as an Independent Director on April 21, 2023. Presently, Mr. Wong serves as an Innovation Advisor with IPI, a subsidiary of Enterprise Singapore, and an Associate Faculty with the Singapore Institute of Technology. Prior to this, he was with the Singapore Economic Development Board and General Motors, where he had worked in six countries over a span of more than 35 years. He has extensive experience in industry development, mergers and acquisition, new business development, strategic alliance management, sales and marketing, strategic risk management, business strategy, product portfolio planning, global procurement, and business process re-engineering. Mr. Wong is a Senior Accredited Board Director of the Singapore Institute of Directors and a Fellow of the Singapore Institute of Arbitrators. He holds a Bachelor of Engineering (Production and Industrial Engineering) degree from the Ulm University of Applied Sciences in Germany and a Master of Business Administration from the National University of Singapore. He has also completed an Executive Program at the Stephen M. Ross School of Business at the University of Michigan, U.S. Our Board of Directors has determined that Mr. Wong is independent under the rules of the NYSE.

Mr. Loo Choon Sen joined the Company as the Chief Financial Officer on June 3, 2021 and was appointed as a Director of Yuchai on November 30, 2021. Mr. Loo has over 20 years of financial leadership experience. He began his career at Cameron International Corporation in 2001, where he held various positions, including the positions as Director of Finance for Canada and Director of Financial Services for Asia Pacific Middle East. After Schlumberger Limited acquired Cameron International Corporation in 2016, he became the Director of Finance for Schlumberger Limited’s Cameron Product Lines for Asia Pacific Middle East. His later worked for TechnipFMC covering the Asia Pacific region for Surface International. He started his career as an auditor and served as the Financial Controller for a subsidiary of a listed Company in KLSE based out of Papua New Guinea early in his career. Mr. Loo holds a Bachelor of Commerce degree in Finance and Accounting from Curtin University of Technology, Australia and is a CPA in Australia.

Conyers Corporate Services (Bermuda) Limited, previously known as Codan Services Limited was appointed as the Secretary of the Company on January 28, 2015.

Audit Committee

The Audit Committee consists of three independent non-executive directors, namely Messrs. Xie Tao (Chairman), Neo Poh Kiat and Wong Hong Wai. The Audit Committee oversees the performance of our internal audit function and our independent registered public accountants. It also reviews our quarterly financial statements and effectiveness of our financial reporting process and material internal controls including financial, operational and compliance controls. The Board has designated Mr. Xie Tao as our Audit Committee Financial Expert.

Compensation Committee

The members of the Compensation Committee are Messrs. Kwek Leng Peck (Chairman), Neo Poh Kiat and Xie Tao. The Compensation Committee reviews our general compensation structure as well as reviews, recommends or approves executive appointments and remuneration, subject to ratification by our Board of Directors and supervises the administration of our employee benefit plans, including our Equity Incentive Plan (as defined herein).

Directors and Executive Officers of Yuchai

According to Yuchai’s Articles of Association, the Board of Directors of Yuchai shall consist of 13 members. As of February 29, 2024, there were 12 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s Board of Directors has been reconstituted with the Company entitled to elect nine of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us. Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors.

The directors and executive officers of Yuchai as of February 29, 2024 are identified below.

Name	Position in Yuchai	Year First Elected or Appointed Director or Officer
LI Hanyang (1)	Chairman of the Board of Directors	2021
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
KWEK Leng Peck (1)	Director	2005
GAN Khai Choon (1)	Director	2007
NEO Poh Kiat (1)	Independent Director	2008
WU Qiwei (1)	Director and President	2011
XIE Tao (1)	Independent Director	2019
LOO Choon Sen	Director	2021
LI Kaiguo	Independent Director	2023
ANG Tiong Ing	Director	2024
NING Xingyong	Director and Vice President	2024/2015
ZHONG Yuwei	Director and Vice President	2024/2021
QIN Xiaohong	Chief Accountant	2022
WANG Limin	Vice President	2015
TAN Guirong	Vice President	2015
CHEN Hai	Vice President	2021
LIANG Heping	Vice President	2021
CAI Xiaohong	Vice President	2017
YAO Huaxiong	Vice President	2018
LAI Tak Chuen Kelvin (2)	Chief Business Controller seconded to Yuchai	2011
TAY Hui Boon Kelly (2)	Financial Controller seconded to Yuchai	2008

(1)	Also a Director of the Company.
(2)	Secondee of the Company, whose salaries and expenses are paid by the Company.

Note:

Dr. Gu Tangsheng resigned as a Director of Yuchai in May 2023. Mr. Kelvin Lai, Mr. Lu Yuming and Mr. Yao Huaxiong stepped down as a Director of Yuchai in January 2024 upon the completion of their three years’ term of directorship.

For information about Messrs. Li Hanyang, Hoh Weng Ming, Kwek Leng Peck, Gan Khai Choon, Neo Poh Kiat, Wu Qiwei, Xie Tao, and Loo Choon Sen, see “Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers of the Company.”

Mr. Li Kaiguo was appointed as a Director of Yuchai in August 2023. He is currently serving as an Independent Director for Sailes Group Co., Ltd. (listed), Hunan Times Electric Co., Ltd. (listed), and Chongqing Changan Automobile Group Co., Ltd. (state-owned, non-listed). Mr. Li possesses extensive expertise in automotive engineering. He became the Head of the General Group Inspection Technology Expert Committee at China Automotive Engineering Research Institute Co., Ltd. after he served the company from 2013 to 2022 as general manager, director and Chairman. Mr. Li holds a Bachelor’s degree in Automotive Engineering from Hunan University.

Mr. Ang Tiong Ing was appointed as a Director of Yuchai in February 2024. He is currently the Senior Vice President (Operations) of Yuchai. Mr. Ang has over 30 years’ experience in general management, merger and acquisition, business development, corporate planning and other related fields. Prior to joining Yuchai, he held various positions such as Senior Vice President, Vice President and General Manager in the companies within the ST Engineering group, a public company that provide solutions for aerospace, defense, engineering, and smart cities. Mr. Ang holds a degree in Mechanical and Production Engineering and a Master’s degree in Business Administration with a major in International Business from Nanyang Business School, Nanyang Technological University.

Mr. Ning Xingyong was appointed as a Director of Yuchai in January 2024. He has been serving as Vice President of Yuchai since 2015 and as the sole director of Guangxi Yuchai Marine and Genset Power Co., Ltd., a wholly owned subsidiary of Yuchai, since 2022. Mr. Ning holds a Bachelor’s degree in Foundry Engineering from Guangxi University.

Mr. Zhong Yuwei was appointed as a Director of Yuchai in January 2024. He has been serving as Vice President of Yuchai since May 2021 after working as a Deputy General Manager from January 2012. He is also the Chairman of Yuchai Xin-Lan New Energy Power Technology Co., Ltd., an 87.7% owned subsidiary of Yuchai. Mr. Zhong holds a Bachelor’s degree in Internal Combustion Engineering from Tsinghua University.

Ms. Qin Xiaohong is the Chief Accountant of Yuchai. She joined Yuchai in 1990. Throughout her tenure, she has held various key positions including Chief Accountant from 2007 to 2013, the Chief Economist from 2013 to 2015, and Vice President from 2015 to 2022. Ms. Qin was re-appointed as Chief Accountant of Yuchai in February 2022. She holds a Master’s degree in Business Administration from Guangxi University.

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

Mr. Yao Huaxiong has been serving as a Vice President of Yuchai since June 2018. Before assuming this role, he was the Head of Technology of Yuchai from December 2016 to November 2018. Mr. Yao holds a Bachelor’s degree in Engineering from Jilin University in China.

Mr. Lai Tak Chuen Kelvin is the Chief Business Controller of Yuchai seconded from the Company. He assumed the role of Vice President of Operations of the Company in June 2010 and currently serves as the General Manager of Operations of the Company. He has been serving as the Chief Business Controller of Yuchai since March 2011. Mr. Lai’s extensive career spans over 14 years at Rolls-Royce International Ltd, where he held various positions in power generation and industrial power businesses across the Greater China Region, including Taiwan. Prior to this, he spent a decade as a marine engineer in a shipping company before transitioning to Cummins Hong Kong Ltd, where he served as General Manager, overseeing diesel engine distribution and aftermarket operations in Southern China and Hong. Mr. Lai holds a Bachelor’s degree in Business Administration in Management from the Hong Kong Metropolitan University and a Postgraduate Certificate in Engineering Business Management from the University of Warwick, U.K.

Ms. Tay Hui Boon Kelly is the Financial Controller of Yuchai seconded from the Company. She has been assigned by us to assist Yuchai in its financial accounting, reporting and compliance with local and statutory requirements, and the implementation of financial policies, procedures, financial budgeting and review of investments. Ms. Tay holds a Bachelor’s degree in Accounting and Financial and Information Management from the University of Sheffield, U.K. She has over fifteen years’ experience in management costing and accounting and gained substantial experience from working in various parts of China.

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

As a general matter, we require access to certain financial books and records of Yuchai so as to be able to monitor our investments in Yuchai and to prepare our consolidated financial statements. In early 2004, Yuchai temporarily denied us such access. In response, we initiated dialogue with representatives of Yuchai and shortly thereafter agreed with Yuchai to resume allowing us access to the financial books and records of Yuchai. Moreover, we require the cooperation of Yuchai and its Chinese shareholders and have from time to time experienced certain problems in obtaining such cooperation. In response to such problems, we entered into dialogue with representatives of Yuchai and its Chinese shareholders and thereafter executed the Reorganization Agreement, which we believe addresses these problems. As part of the terms of the Reorganization Agreement, Yuchai agreed that it would seek the requisite shareholder approval prior to entering into any material transactions (including any agreements or arrangements with parties related to Yuchai or any of its shareholders) and that it would comply with its governance requirements. However, no assurances can be given regarding implementation of the terms of the Reorganization Agreement.

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Corporate Structure — Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

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

The Company and Yuchai entered into a supplemental agreement in 2020 and 2021, respectively, pursuant to which Yuchai paid an additional management fee of RMB 3 million to the Company respectively for the fiscal year 2020 and 2021 in respect of additional management services provided by the Company and higher human resource costs related to those services. In March 2023, the Company and Yuchai entered into a new supplemental agreement in respect of an additional management fee of RMB 3 million for the fiscal year 2022. In September 2023, the Company and Yuchai entered into a new supplement agreement in respect of an additional management fee of RMB 6 million for the fiscal year 2023.

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall unless otherwise agreed be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$556,229 for the fiscal year 2020 at our annual general meeting held on July 23, 2021 and from US$250,000 to US$538,493 for the fiscal year 2021 at our annual general meeting held on July 22, 2022. At our annual general meeting held on August 7, 2023, our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$540,000 for the fiscal year 2022. For the fiscal year 2023, and subject to shareholders’ approval at the annual general meeting, we will pay an annual director fee of US$50,000 to each Director (pro-rated accordingly if a director resigns, retires or assumes the position during the year) other than the President of the Company, and an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively.

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

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the common stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of share options may not exceed ten years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2023, there were 270,000 options outstanding under the Equity Incentive Plan. No further options have since been granted under the Equity Incentive Plan. The options vest in three equal installments over a three-year term and as of December 31, 2023 and February 29, 2024, all options granted have vested in the grantees.

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

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2023 was approximately RMB 63.6 million (US$8.9 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. For more details, see also “Item 6. Directors, Senior Management and Employees — B. Compensation — Remuneration and Pensions.”

C.	Employees

As of December 31, 2021, 2022 and 2023, we had 9,059, 8,720 and 8,177 employees, respectively. Set out below is the breakdown of the number of our employees by geographical location of work:

As of December 31,	Singapore	PRC	Others	Total
	Number of employees
2021	13	8,930	116	9,059
2022	15	8,583	122	8,720
2023	15	8,036	126	8,177

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 7.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For the fiscal year 2023, the total annual salary and bonus paid and payable to Yuchai’s employees was RMB 1,190.9 million (US$167.6 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

D.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of February 29, 2024 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 40,858,290 shares of Common Stock outstanding as of February 29, 2024.

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	18,270,965	44.72%
Coomber Investments Limited (2)	7,435,341	18.20%
Shah Capital Management (3)	4,108,507	10.06%

(1)

Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 18,270,965 shares of Common Stock or approximately 44.72% of the total number of shares of Common Stock held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — D. Risk Factors — Risks related to Corporate Structure — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

(2)

Information based on the Schedule 13D filed with the SEC on February 29, 2024 by Coomber, Goldman Industrial Ltd., GY, State-owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region, Guangxi Beitou Heying Industrial Investment Partnership (Limited Partnership), Guangxi Industrial Investment and Development Co., Ltd. and the State-owned Assets Supervision and Administration Commission of the People’s Government of Yulin City, according to which each of the foregoing entities may be deemed to share voting and dispositive power with respect to the 7,435,341 shares of Common Stock held directly by Coomber.

(3)	Information based on a report on Form 13F filed by Shah Capital Management with the SEC on February 5, 2024 for the quarter ended December 31, 2023.

As of February 29, 2024, there were 25,937,303 shares of Common Stock, or 63.48% of the total number of shares of Common Stock, held of record by 11 holders with registered addresses in the United States.

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

Shareholders Agreement

Hong Leong China, China Everbright Holdings, Cathay Investment Fund, Limited, or Cathay, GS Capital Partners L.P., or GSCP, 14 shareholders who initially invested in us through Sun Yuan BVI, or the Sun Yuan Shareholders, and the Company in 1994 entered into an amended and restated Shareholders Agreement, or the Shareholders Agreement, which provides for certain matters relating to the management of our Company and Yuchai and the ownership of our Common Stock. The Shareholders Agreement provides that our Board of Directors will consist of eleven directors, the controlling shareholder (as described below) will be entitled to designate six directors, the major shareholder (as described below) will be entitled to designate two directors, and each of Cathay and GSCP will be entitled to designate one director and the chief executive officer of Yuchai will initially be the other director. The Shareholders Agreement also provides that the controlling shareholder will be entitled to designate five of the nine Yuchai directors that we are entitled to designate, the major shareholder will be entitled to designate two such directors and each of Cathay and GSCP will be entitled to designate one such director. Under the Shareholders Agreement, the nine Yuchai directors designated by us will vote as a block in accordance with the vote of the majority of such nine directors. The Shareholders Agreement provides that the controlling shareholder will be the person holding the special share, provided that at all times the controlling shareholder will be either Hong Leong Asia or China Everbright Holdings, and the other will be the major shareholder. Since our initial public offering in 1994, Hong Leong Asia has been the controlling shareholder and China Everbright Holdings has been the major shareholder. However, in October 2002, China Everbright Holdings sold all of its shares in Coomber to Goldman in October 2002 and is no longer our major shareholder. The Shareholder Agreement provides that if any shareholder (other than the controlling shareholder) ceases to own at least 4% of our Common Stock, such shareholder will no longer be entitled to designate any directors. Accordingly, China Everbright Holdings no longer has director designation rights. The Shareholders Agreement also provides that, so long as Hong Leong Asia is the controlling shareholder, Yuchai or we will pay Hong Leong Asia an annual management fee of not less than US$500,000 for management services provided by Hong Leong Asia, including the services of our president and chief financial officer. With effect from January 2008, further to agreements entered into between the Company and Yuchai, Yuchai has paid to the Company, instead of Hong Leong Asia, consultancy and management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid any fees as set out in the Shareholders Agreement. The Shareholders Agreement will terminate upon the occurrence of an event resulting in the special share ceasing to carry any rights.

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

The Reorganization Agreement was scheduled to terminate on June 30, 2007. On June 30, 2007, we entered into the Cooperation Agreement with Yuchai, Coomber and GY, which is intended to be in furtherance of certain terms of the Reorganization Agreement, as amended. The Cooperation Agreement amends certain terms of the Reorganization Agreement, as amended, among CYI, Yuchai and Coomber, and as so amended, incorporates certain terms of the Reorganization Agreement. See “Item 4. Information on the Company — A. History and Development of the Company — Cooperation Agreement.”

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks, at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. Pursuant to a management services agreement and a consulting services agreement, we charge a total of US$1.0 million per annum to Yuchai for these services. In consideration of the increase of management services as well as higher human resource costs incurred to provide services to Yuchai, the Company entered into supplemental agreements with Yuchai on a yearly basis from 2019 to 2022, for an additional management fee of RMB 3 million per annum paid by Yuchai to the Company. The Company and Yuchai have executed the supplemental agreement in March 2023 in respect of an additional management fee for the year 2022. In September 2023, the Company and Yuchai entered into a new supplemental agreement in respect of an additional management fee of RMB 6 million for the fiscal year 2023.

During the fiscal year 2023, certain affiliates of Hong Leong Asia charged us RMB 9.2 million (US$1.3 million) for certain general and administrative expenses such as insurance premium, corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During the fiscal year 2023, Yuchai entered into agreements with the GY Group (including its affiliates) and with Yuchai’s associates and joint ventures for, among other things, sales of engines and parts to the GY Group, purchase of parts, supplies and engines from the GY Group, and other business relating to, among other things, hospitality, lease of assets, property management services, and delivery, storage, distribution and handling services. For further details on our business transactions with related parties, please see Note 29 to our consolidated financial statements in Item 18.

During the fiscal year 2019, Yuchai entered into a trademark license agreement with GY on April 25, 2019 (“Trademark License Agreement”) under which GY granted Yuchai an exclusive and perpetual license to use the thirty trademarks listed therein for a one-time, ten-year usage fee of RMB 169.8 million. The Trademark License Agreement further permits Yuchai to continue using the licensed trademarks free-of-charge after the expiry of the ten-year period.

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

In April 2005, we, Yuchai and Coomber agreed on steps relating to the adoption of corporate governance practices at Yuchai and a broad framework for the restructuring of our ownership of Yuchai, and entered into the Reorganization Agreement. The Reorganization Agreement is intended to be in furtherance of the July 2003 Agreement. In December 2005 and November 2006, the parties amended certain provisions of the Reorganization Agreement, including extending the implementation deadline to June 30, 2007. In June 2007, we, Yuchai, Coomber and GY entered into the Cooperation Agreement which amends certain terms of the Reorganization Agreement. Pursuant to the amendments to the Reorganization Agreement, the Company has agreed that the restructuring and spin-off of Yuchai will not be effected, and, recognizing the understandings that have been reached between the Company and GY to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million from Yuchai. Although the parties to the Cooperation Agreement are expected to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be fully consummated, or that implementation of the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to its investment in Yuchai.

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

Any determination by the Company to declare a dividend will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders in the fiscal year (per share)			Dividend paid/ payable by Yuchai to the Company for the fiscal year (in thousands)
2019	US$	0.85	(1)	RMB 307,207	(2)
2020	US$	0.85	(3)	RMB 614,414	(4)
2021	US$	1.70	(5)	RMB 151,796	(6)
2022	US$	0.40	(7)	RMB 115,654	(8)
2023	US$	0.28	(9)	RMB 155,411	(10)

(1)

On June 24, 2019, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for the fiscal year 2018. The dividend was paid in cash to our shareholders on July 19, 2019.

(2)	The dividend declared by Yuchai for the fiscal year 2019 was paid to us on June 12, 2020 and June 15, 2020. For the dividend paid for the fiscal year 2019, RMB 307.2 million was paid in Renminbi.
(3)

On April 3, 2020, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for the fiscal year 2019. The dividend was paid in cash to our shareholders on July 31, 2020.

(4)

The dividend declared by Yuchai for the fiscal year 2020 was paid to us between June 1, 2021 and June 4, 2021. For the dividend paid for the fiscal year 2020, the total amount paid to us was in Renminbi.

(5)

On June 10, 2021, we announced a dividend of US$1.70 per ordinary share amounting to a total of US$69.5 million for the fiscal year 2020. The dividend was paid in cash to our shareholders on July 8, 2021.

(6)	The dividend declared by Yuchai for the fiscal year 2021 was paid and received by us in July 2022. For the dividend paid for the fiscal year 2021, the total amount paid to us was in Renminbi.
(7)

On June 23, 2022, we announced a dividend of US$0.40 per ordinary share amounting to a total of US$16.3 million for the fiscal year 2021. The dividend was paid in cash to our shareholders on July 15, 2022.

(8)	The dividend declared by Yuchai for the fiscal year 2022 was paid and received by us in July 2023. For the dividend paid for the fiscal year 2022, the total amount paid to us was in Renminbi.
(9)

On July 18, 2023, we announced a dividend of US$0.28 per ordinary share amounting to a total of US$11.4 million for the fiscal year 2022. The dividend was paid in cash to our shareholders on August 7, 2023.

(10)

The dividend declared by Yuchai for the fiscal year 2023 has been approved by Yuchai’s shareholders on March 15, 2024. It will be paid to us within one month after Yuchai’s audited financial statements for the fiscal year 2023 are approved by Yuchai’s shareholders.

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

Standard for U.S. Domestic Listed Companies		China Yuchai International Limited’s Practice
Director Independence

•	A majority of the board must consist of independent directors.	•	Three of our nine directors, Messrs. Xie Tao, Neo Poh Kiat and Wong Hong Wai are independent within the meaning of the NYSE standards.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. In recent years, there have been periods of volatility of the exchange rate between Reminbi and the US dollar. By comparing the currency exchange rate of the US dollar against Reminbi, which was 6.9646 as of December 30, 2022 and 7.1036 as of February 29, 2024, respectively, the Renminbi depreciated about 2.0% against the US dollar with the average exchange rate of 7.0535. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

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

In January 5, 2023, the NDRC promulgated the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, pursuant to which any foreign debt provided by foreign entities to PRC entities or the overseas enterprises or branches controlled by the PRC entities with a term of more than one year must complete the formalities of examination and registration with the NDRC.

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

A new Section 10L was introduced under the Singapore Income Tax Act. Gains received in Singapore by an entity of a relevant group from the sale or disposal of a foreign asset (which include shares issued by a company that is incorporated outside Singapore) on or after January 1, 2024 will be treated as income chargeable to tax under certain circumstances.

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

•

The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was first applicable from 2001 to 2010. In 2011, the scheme was extended to 2020, and further extended to December 2030 with effective from January 1, 2021. Yuchai filed its corporate tax returns under this scheme from 2008 to 2014. According to latest published catalogue of qualifying industries for the Western Development Incentive Scheme, two of its subsidiaries filed and will file their corporate tax return under this scheme for 2022 and 2023.

•

The High Technology Incentive was introduced in 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. Yuchai has applied to tax authorities to qualify under this scheme every 3 years since 2011 and was certified as a high technology company with effect from 2011 to 2025. Yuchai filed its corporate tax returns under the High Technology Incentive Scheme from 2015 to 2022 and will file its corporate tax return under this scheme for 2023 in mid-2024.

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

There were no further changes to the value-added tax rates in 2022 and 2023 applicable to Yuchai.

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Global minimum top-up tax

The Group has applied a temporary mandatory relief from deferred tax accounting for the impact of the top-up tax and accounts for it as a current tax when it is incurred.

The Group is in the progress of assessing the exposure to the Pillar Two income taxes arising from the legislation. Due to the complex nature of the legislation and the calculations including the determination of the adjustments required under the Pillar Two legislation, the Group assessed that the quantitative impact of the potential top-up tax arising from the enacted/substantively enacted legislation is not yet reasonably estimable. The Group continues to assess the impact of the Pillar Two legislation on its financials.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market rate risks due to fluctuations in interest rates and foreign currency exchange rates.

Interest rate risk

Our primary exposure of interest rate risk relates to interest-bearing loans and borrowings from banks. Yuchai’s debt consists of both variable and fixed rate short-term, medium-term and long-term Renminbi denominated borrowings. The variable interest rates of loans and borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. Information relating to interest-bearing loans and borrowings of the Company are disclosed in Note 26 to our consolidated financial statements in Item 18.

The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for interest-bearing loans and borrowings from banks at December 31, 2023 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis points increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 (2022: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2023 of the Company would increase/decrease by RMB 12.7 million (US$1.8 million) (2022: profit increase/decrease by RMB 11.7 million).

Foreign currency exchange rate risk

Our exposure to foreign currency exchange rate risk primarily relates to cash and bank balances, purchases and sales that are denominated in currencies other than the respective functional currencies of entities within the Group. The currencies giving rise to this risk in fiscal years 2022 and 2023 are primarily Singapore dollar and the US dollar.

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

The Company’s exposures to foreign currency exchange rate risk are as follows:

2022	Singapore Dollar	Euro	US Dollar	Others
	RMB	RMB	RMB	RMB
	(in thousands)
Trade and other receivables	1,504	7,328	4,484	218
Cash and bank balances	166,517	1,282	26,521	15,340
Financial liabilities	(202)	—	—	—
Trade and other payables	(5,064)	(11,586)	(7,258)	(2,579)

	162,755	(2,976)	23,747	12,979

2023	Singapore Dollar	Euro	US Dollar	Others
	RMB	RMB	RMB	RMB
	(in thousands)
Trade and other receivables	1,700	13,686	7,221	377
Cash and bank balances	157,073	5,337	18,162	24,114
Financial liabilities	(1,565)	—	—	—
Trade and other payables	(7,568)	(13,689)	(20,453)	(12,795)

	149,640	5,334	4,930	11,696

US$	21,065	751	694	1,646

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Singapore dollar	16,276	14,964	2,107
Euro	(298)	533	75
US dollar	2,375	493	69

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been attested by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report of this Annual Report on Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	2022		2023
	RMB		RMB
	(in thousands)
Audit fees	7,849	(1)	8,426	(2)
Audit-related fees	336		352
Tax fees	124		173
All other fees	101		224
Total	8,410		9,174

(1)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during the fiscal year 2022. The remaining audit fees for the fiscal year 2022 of RMB 6.4 million were billed in 2023.

(2)

Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during the fiscal year 2023. The remaining audit fees of RMB 8.1 million had not been billed as of February 29, 2024.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As our Common Stock is listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies. Our Audit Committee consists of three independent non-executive directors, namely Messrs. Xie Tao (Chairman), Neo Poh Kiat and Wong Hong Wai. Each of Messrs. Xie Tao, Neo Poh Kiat and Wong Hong Wai satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices, which are in compliance with Bermuda law, and those followed by U.S. companies can be found in “Item 10. Additional Information — A. Memorandum of Association and Bye-Laws — Corporate Governance.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We are a holding company and the majority of business is done at our main subsidiary, Yuchai. As a holding company, our objective is to coordinate the policy and administration of our subsidiary companies. We pursue this objective by adopting complimentary bottom-up and top-down approaches to cybersecurity risk management.

As the main operating subsidiary of the Company, Yuchai has developed and implemented a series of internal policies (collectively, the “Cybersecurity Risk Management Policies”) that are intended to protect the confidentiality, integrity, and availability of our critical systems and information. Yuchai’s cybersecurity risk management program includes a cybersecurity incident response plan. Risk monitoring across the Yuchai group is conducted by a wholly-owned subsidiary of Yuchai that focuses on information technology security and management.

Yuchai designs and assesses its Cybersecurity Risk Management Policies in accordance with PRC laws, rules and regulations, including the Cyber Security Law and the Data Security Law. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these cybersecurity-related laws, rules and regulations as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Yuchai’s Cybersecurity Risk Management Policies include:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	a security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;

•

the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls, subject to our oversight and monitoring of the risks associated with using these external service providers;

•	cybersecurity awareness training of our employees, incident response personnel, and senior management; and

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

In terms of our top-down approach to cybersecurity risk management, our controlling shareholder, Hong Leong Asia (as defined herein) provides support to our Company for our own cybersecurity risk evaluation and management.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Currently, our Audit Committee oversees Yuchai’s cybersecurity risk management. Our management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. If it deems necessary, the Audit Committee will report to the full Board regarding the significant cybersecurity-related issues.

Our management team, including the President and Chief Financial Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The President and Chief Financial Officer, travel frequently, usually monthly for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and facilitate communications. Our management team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team oversees Yuchai management’s efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

In the future, we plan to evaluate the integration of Yuchai’s cybersecurity risk management program into our overall enterprise risk management program.

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

4.13

China Yuchai International Limited Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed by the Registrant on July 8, 2014 (File No. 333-197287)).

8.1	Subsidiaries of the Registrant. (Filed herewith)

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

15.1	Consent of Independent Registered Public Accounting Firm. (Filed herewith)

97.1	Policy for Recovery of Erroneously Awarded Compensation

101.INS	XBRL Instance Document (Filed herewith)

101.SCH	XBRL Taxonomy Extension Schema Document (Filed herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (Filed herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (Filed herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (Filed herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (Filed herewith)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document) (Filed herewith)

(P)	Previously filed on paper form

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
Name: Hoh Weng Ming
Title: President and Director

Date: April 26, 2024

China Yuchai International Limited
Consolidated Financial Statements
December 31, 2023

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Yuchai International Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2024 expressed an unqualified opinion thereon.
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

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Yuchai International Limited
Critical Audit Matter (cont’d)

Capitalization of development costs

Description of the Matter
Prior to the financial year ended December 31, 2020, the Group has commenced the process to research and develop new engine models to comply with the new engine emission standards as promulgated by the People’s Republic of China (the “Development Projects”). The efforts to develop such new engines continued during the financial year ended December 31, 2023. The Group has determined that the Development Projects met the capitalization criteria as stated in Note 2.5 (h) to the consolidated financial statements and has capitalized RMB 484.1 million (US$68.1 million) of development costs as of December 31, 2023, as disclosed in Note 12 to the consolidated financial statements.

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
April 26, 2024

China Yuchai International Limited
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on Internal Control over Financial Reporting
We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, China Yuchai International Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 26, 2024 expressed an unqualified opinion thereon.
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
Ernst & Young LLP
Singapore
April 26, 2024

China Yuchai International Limited
Consolidated Statement of Profit or Loss

	Note	31.12.2021	31.12.2022	31.12.2023	31.12.2023
		RMB’000	RMB’000	RMB’000	US$’000
Revenue	6	21,265,930	16,030,636	18,046,349	2,540,451
Cost of sales		(18,507,839)	(13,532,102)	(15,130,711)	(2,130,006)

Gross profit		2,758,091	2,498,534	2,915,638	410,445
Other operating income	7.2(a)	326,171	334,349	469,300	66,065
Other operating expenses	7.2(b)	(9,982)	2,407	(26,938)	(3,792)
Research and development expenses		(848,812)	(836,438)	(876,578)	(123,399)
Selling, general and administrative expenses		(1,561,935)	(1,479,561)	(1,871,973)	(263,525)

Operating profit		663,533	519,291	609,449	85,794
Finance costs	7.3	(115,928)	(95,472)	(100,175)	(14,102)
Share of results of associates, net of tax		90	(1,547)	(5)	(1)
Share of results of joint ventures, net of tax	5	(95,985)	(27,546)	62,083	8,740

Profit before tax		451,710	394,726	571,352	80,431
Income tax expense	8	(43,816)	(59,065)	(148,496)	(20,904)

Profit for the year		407,894	335,661	422,856	59,527

Attributable to:
Equity holders of the Company		272,673	218,581	285,518	40,193
Non-controlling interests		135,221	117,080	137,338	19,334

		407,894	335,661	422,856	59,527

Earnings per share (dollar per share)
- Basic	9	6.67	5.35	6.99	0.98
- Diluted	9	6.67	5.35	6.99	0.98

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Comprehensive Income

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Profit for the year	407,894	335,661	422,856	59,527

Other comprehensive income
Items that may be reclassified subsequently to profit or loss, net of tax:
Foreign currency translation	(36,685)	88,708	21,369	3,008
Net fair value change on debt instruments at fair value through other comprehensive income	63,890	409	10,649	1,499

Other comprehensive income for the year, net of tax	27,205	89,117	32,018	4,507

Total comprehensive income for the year, net of tax	435,099	424,778	454,874	64,034

Attributable to:
Equity holders of the Company	293,240	292,369	310,383	43,694
Non-controlling interests	141,859	132,409	144,491	20,340

	435,099	424,778	454,874	64,034

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Financial Position

	Note	31.12.2022	31.12.2023	31.12.2023
		RMB’000	RMB’000	US$’000
ASSETS

Non-current assets
Property, plant and equipment	10	3,995,744	3,553,601	500,253
Investment property	11	4,756	4,103	577
Intangible assets	12	1,874,824	1,951,133	274,668
Investment in associates		259	248	35
Investment in joint ventures	5	154,703	237,229	33,396
Deferred tax assets	8	450,882	426,377	60,023
Long-term bank deposits	16	20,000	—	—
Right-of-use assets	17	342,141	298,445	42,013
Capitalized contract cost	6.2	197,692	122,627	17,263

		7,041,001	6,593,763	928,228

Current assets
Inventories	13	4,937,755	4,649,027	654,461
Trade and other receivables	15	7,311,347	8,458,624	1,190,752
Other current assets	14	16,710	16,733	2,355
Cash and short-term bank deposits	16	4,830,743	6,039,471	850,199

		17,096,555	19,163,855	2,697,767

Total assets		24,137,556	25,757,618	3,625,995

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Financial Position

	Note	31.12.2022	31.12.2023	31.12.2023
		RMB’000	RMB’000	US$’000
EQUITY AND LIABILITIES

Equity
Issued capital	18	2,081,138	2,081,138	292,969
Statutory reserves	20	335,735	381,724	53,737
Capital reserves	20	(4,196)	(18,236)	(2,567)
Retained earnings		6,661,264	6,820,555	960,155
Other components of equity	20	(64,995)	(38,653)	(5,441)

Equity attributable to equity holders of the Company		9,008,946	9,226,528	1,298,853
Non-controlling interests		2,826,118	2,949,097	415,155

Total equity		11,835,064	12,175,625	1,714,008

Non-current liabilities
Loans and borrowings	26	200,000	690,000	97,134
Lease liabilities	25	28,208	16,009	2,254
Contract liabilities	24	77,339	52,214	7,350
Deferred tax liabilities	8	61,825	65,089	9,163
Deferred grants	27	476,384	451,894	63,615
Other financial liability	28	45,950	67,050	9,439
Other payables	22	189,366	181,155	25,502

		1,079,072	1,523,411	214,457

Current liabilities
Trade and other payables	22	8,139,408	9,227,324	1,298,964
Loans and borrowings	26	2,141,432	1,850,294	260,473
Lease liabilities	25	31,433	33,272	4,684
Contract liabilities	24	617,737	639,213	89,984
Provision for taxation		73,296	52,399	7,376
Provisions	23	220,114	256,080	36,049

		11,223,420	12,058,582	1,697,530

Total liabilities		12,302,492	13,581,993	1,911,987

Total equity and liabilities		24,137,556	25,757,618	3,625,995

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2021	2,081,138	307,165	30,704	6,756,976	(89,925)	19,758	(79,720)	(11,472)	9,014,624	2,818,086	11,832,710

Profit for the year	—	—	—	272,673	—	—	—	—	272,673	135,221	407,894
Other comprehensive income for the year, net of tax	—	—	—	—	(28,251)	—	48,818	—	20,567	6,638	27,205

Total comprehensive income for the year	—	—	—	272,673	(28,251)	—	48,818	—	293,240	141,859	435,099

Contributions by and distributions to owners
Dividends paid (US$ 1.70 per share)	—	—	—	(448,712)	—	—	—	—	(448,712)	—	(448,712)

Transaction with non-controlling interests
Dividends paid/payable to non-controlling interests	—	—	—	—	—	—	—	—	—	(203,753)	(203,753)

Other
Transfer to statutory reserves	—	2,072	—	(2,072)	—	—	—	—	—	—	—

At December 31, 2021	2,081,138	309,237	30,704	6,578,865	(118,176)	19,758	(30,902)	(11,472)	8,859,152	2,756,192	11,615,344

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2022	2,081,138	309,237	30,704	6,578,865	(118,176)	19,758	(30,902)	(11,472)	8,859,152	2,756,192	11,615,344

Profit for the year	—	—	—	218,581	—	—	—	—	218,581	117,080	335,661
Other comprehensive income for the year, net of tax	—	—	—	—	73,477	—	311	—	73,788	15,329	89,117

Total comprehensive income for the year	—	—	—	218,581	73,477	—	311	—	292,369	132,409	424,778

Contributions by and distributions to owners
Contribution by non-controlling interests	—	—	—	—	—	—	—	—	—	53,500	53,500
Dividends paid (US$0.40 per share) (Note 19)	—	—	—	(109,684)	—	—	—	—	(109,684)	—	(109,684)

Transaction with non-controlling interests
Dividends paid/payable to non-controlling interests	—	—	—	—	—	—	—	—	—	(103,199)	(103,199)
Change in ownership interests in subsidiaries
Dilution of interest in subsidiary	—	—	—	—	—	—	—	2,009	2,009	(2,009)	—

Othe r

Transfer to statutory reserves	—	26,498	—	(26,498)	—	—	—	—	—	—	—
Issuance of put option to non-controlling interests of subsidiary	—	—	(34,900)	—	—	—	—	—	(34,900)	(10,775)	(45,675)

At December 31, 2022	2,081,138	335,735	(4,196)	6,661,264	(44,699)	19,758	(30,591)	(9,463)	9,008,946	2,826,118	11,835,064

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2023	2,081,138	335,735	(4,196)	6,661,264	(44,699)	19,758	(30,591)	(9,463)	9,008,946	2,826,118	11,835,064

Profit for the year	—	—	—	285,518	—	—	—	—	285,518	137,338	422,856
Other comprehensive income for the year, net of tax	—	—	—	—	16,728	—	8,137	—	24,865	7,153	32,018

Total comprehensive income for the year	—	—	—	285,518	16,728	—	8,137	—	310,383	144,491	454,874

Contributions by and distributions to owners
Contribution by non-controlling interests	—	—	—	—	—	—	—	—	—	20,000	20,000
Dividends paid (US$0.28 per share) (Note 19)	—	—	—	(80,238)	—	—	—	—	(80,238)	—	(80,238)

Transaction with non-controlling interests
Dividends paid/payable to non-controlling interests	—	—	—	—	—	—	—	—	—	(35,702)	(35,702)
Change in ownership interests in subsidiaries
Dilution of interest in subsidiary	—	—	—	—	—	—	—	1,477	1,477	(1,477)	—

Other

Transfer to statutory reserves	—	45,989	—	(45,989)	—	—	—	—	—	—	—
Issuance of put option to non-controlling interests of subsidiary	—	—	(14,040)	—	—	—	—	—	(14,040)	(4,333)	(18,373)

At December 31, 2023	2,081,138	381,724	(18,236)	6,820,555	(27,971)	19,758	(22,454)	(7,986)	9,226,528	2,949,097	12,175,625

US$’000	292,969	53,737	(2,567)	960,155	(3,937)	2,781	(3,161)	(1,124)	1,298,853	415,155	1,714,008

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Cash Flows

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Operating activities

Profit before tax	451,710	394,726	571,352	80,431
Adjustments:
Amortization of intangible asset	38,957	64,939	109,913	15,473
Bad debt recovered	(5)	—	—	—
Depreciation of:
- investment property	355	348	355	50
- property, plant and equipment	492,826	516,276	508,726	71,615
- right-of-use assets	41,458	43,129	46,071	6,486
Dividend income from quoted equity securities	(168)	(13)	—	—
Exchange loss /(gain)	3,271	(273)	(2,260)	(318)
Fair value loss on quoted equity securities	(138)	—	—	—
Finance costs	115,928	95,472	100,175	14,102
(Gain)/loss on disposal of:
- associate	—	(1,329)	—	—
- property, plant and equipment	(1,224)	(6,535)	(778)	(110)
- quoted equity securities	(5,416)	(2,291)	—	—
- right-of-use assets	(14,714)	(3,929)	(7,632)	(1,074)
- subsidiary	—	—	(113,042)	(15,913)
Government grants	(152,932)	(176,264)	(171,937)	(24,204)
Interest income	(132,083)	(131,879)	(154,129)	(21,697)
(Reversal of impairment losses)/Impairment losses on:
- investment in joint venture	—	990	—	—
- property, plant and equipment	7,227	17,278	44,667	6,288
- trade receivables	(7,987)	41	21,621	3,044
- non-trade receivables	(538)	(500)	2,237	315
- inventories, net	(9,010)	54,885	50,019	7,041
Inventories written off	10,085	—	—	—
Property, plant and equipment written off	1,134	3,295	1,731	244
Provision for warranties	292,157	317,076	414,021	58,283
Reversal of provision for onerous contract, net	(8,810)	(4,829)	—	—
Share of results of associates and joint ventures, net of tax	95,895	29,093	(62,078)	(8,739)

Profit before tax after adjustments	1,217,978	1,209,706	1,359,032	191,317

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Cash Flows

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Changes in working capital
Inventories	(740,835)	185,879	221,930	31,242
Trade and other receivables, and capitalized contract cost	1,300,470	(7,411)	(959,703)	(135,101)
Trade and other payables, and contract liabilities	(802,738)	(1,141,397)	1,090,875	153,567
Development properties	(202)	(25)	(281)	(40)
Provision utilized	(299,397)	(345,161)	(375,910)	(52,918)

Cash flows from/(used in) operations	675,276	(98,409)	1,335,943	188,067
Income taxes paid	(170,720)	(21,010)	(109,905)	(15,472)

Net cash flows from/(used in) operating activities	504,556	(119,419)	1,226,038	172,595

Investing activities
Additional investment in a joint venture	(17,640)	(1,950)	(6,500)	(915)
Development costs	(287,480)	(166,283)	(169,591)	(23,874)
Dividend received from:
- joint venture	—	—	2,795	393
- quoted equity securities	135	47	—	—
Interest received	125,004	131,331	155,179	21,845
Net cash inflow/(outflow) from disposal of:
- associate	—	1,000	1,000	141
- property, plant and equipment	405	9,232	643	91
- quoted equity securities	6,485	641	—	—
- right-of-use assets	34,123	7,185	—	—
- subsidiary, net of cash disposed	—	—	(32,056)	(4,513)
Proceeds from government grants	51,862	193,156	257,449	36,242
Purchase of property, plant and equipment	(572,047)	(430,966)	(237,842)	(33,482)
(Placement)/withdrawal of fixed deposits with banks, net	(79,695)	123,559	(84,333)	(11,872)

Net cash flows used in investing activities	(738,848)	(133,048)	(113,256)	(15,944)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Consolidated Statement of Cash Flows

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Financing activities
Dividends paid to:
- equity holders of the Company	(448,712)	(109,684)	(80,238)	(11,295)
- non-controlling interests	(223,917)	(102,299)	(35,008)	(4,928)
Interest paid and discounting on bills	(115,813)	(95,717)	(96,254)	(13,550)
Contribution by non-controlling interests	—	53,500	20,000	2,815
Payment of principal portion of lease liabilities	(23,121)	(24,597)	(41,104)	(5,786)
Proceeds from borrowings	1,938,920	2,048,432	3,240,294	456,148
Repayment of borrowings	(1,965,920)	(1,910,000)	(3,041,432)	(428,154)

Net cash flows used in financing activities	(838,563)	(140,365)	(33,742)	(4,750)

Net (decrease)/increase in cash and cash equivalents	(1,072,855)	(392,832)	1,079,040	151,901
Cash and cash equivalents at January 1	5,877,647	4,788,219	4,451,489	626,653
Effect of exchange rate changes on balances in foreign currencies	(16,573)	56,102	13,847	1,948

Cash and cash equivalents at December 31	4,788,219	4,451,489	5,544,376	780,502

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

1.	Corporate information

1.1	Incorporation
The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2023 were authorized for issue in accordance with a resolution of the directors on April 26, 2024.
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
The Company was established to acquire a controlling financial interest in Guangxi Yuchai Machinery Company Limited (“Yuchai”), a Sino-foreign joint stock company, located in the People’s Republic of China (the “PRC”), which is one of the largest powertrain solution manufacturers for on-road
and
off-road
applications.
The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.4% of the issued share capital of Yuchai. Guangxi Yuchai Machinery Group Company Limited (“GY”), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai.
As of December 31, 2023, Yuchai has 10 (2022: 10) direct and 33 (2022: 32) indirectly owned subsidiaries and five

joint ventures (2022: five joint ventures). Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”), Guangxi Yuchai Marine and Genset Power Co., Ltd (“MPG”), Yuchai
Xin-Lan
New Energy Power Technology Co., Ltd (“Yuchai
Xin-Lan”),
and Guangxi Yuchai Foundry Co., Ltd are the most significant subsidiaries of Yuchai. YMMC has 27 (2022: 27) wholly-owned subsidiaries (collectively “YMMC Group”) located at various provinces in the PRC. The principal business of YMMC Group are trading and distribution of components of diesel engines and automobiles. MPG has taken over the operations of Yuchai’s marine and power generation unit since December 2021. The principal business of Yuchai
Xin-Lan
is to research, develop and construct new production capacity for Yuchai’s new energy technologies including fuel cell systems, range extenders, hybrid power, electric drive system, etc. The principal business activities of Guangxi Yuchai Foundry Co., Ltd is to cast, manufacture and distribute engine components.
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
Subsequent to the acquisition, the Group’s shareholding changed through various transactions. As of December 31, 2011, the Group’s equity interest in HLGE was
49.4%.
On January 13, 2012, Grace Star transferred 24,189,170 Series B redeemable convertible preference shares (“RCPS”), representing 100% of remaining unconverted Series B RCPS, in the capital of HLGE (the “Trust Preference Shares”) to the Trustee pursuant to a trust deed entered into between HLGE and the Trustee. On January 16, 2012, the Trust Preference Shares were mandatorily converted into 24,189,170 new ordinary shares in the capital of HLGE (the “Trust Shares”) resulting in the Group’s shareholding interest in HLGE decreased from 49.4% to 48.1%. On April 4, 2012, as a result of the conversion of all the outstanding Series A redeemable convertible preference shares held by Venture Delta Limited and Grace Star, into new ordinary shares in the capital of HLGE, the Group’s shareholding interest in HLGE increased from 48.1% to 48.9%. The Trust Shares are accounted for as treasury shares by HLGE, issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, the Group’s shareholding interest in HLGE is stated as 50.1%, based on the total outstanding ordinary shares of HLGE, net of the ordinary shares held by the Trustee under the Trust.

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
As of December 31, 2022 and 2023, the Group’s shareholding interest in HLGE remains at 50.2%, net of the ordinary shares held by the Trustee under the Trust.
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
Translation of amounts from Renminbi to the United States Dollar (“US Dollar”) is solely for the convenience of the reader. Translation of amounts from Renminbi to US Dollar has been made at the rate of RMB 7.1036 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on February 29, 2024 and all values are rounded to the nearest thousand (“US$’000”), except when otherwise indicated.

2.2	Changes in accounting policies
The accounting policies adopted are consistent with those previous financial years except that in the current financial year, the Group has adopted all the new and revised standards which are effective for annual financial periods beginning on or after January 1, 2023.
The adoption of “Disclosure of Accounting Policies -
Amendments to IAS 1 and IFRS Practice Statement 2
” had an impact on the Group’s disclosure of accounting policies to replace disclosure of significant accounting policies with the Group’s material accounting policies (Note 2.5). Along with other standards, the adoption of these standards did not have any material effect on the financial performance or position of the Group.
Amendments to IAS 12:
International Tax Reform Pillar Two Model Rules
The Group has adopted Amendments to IAS 12:
International Tax Reform Pillar Two Model Rules
upon their release on May 23, 2023. The amendments provide a temporary exception from deferred tax accounting for the top-up tax that may arise from the jurisdiction adoption of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OCED), and require new disclosures about the Pillar Two exposure.
The mandatory exception is effective immediately and applies retrospectively.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.3	Standards issued but not yet effective

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
Classification of Liabilities as Current or Non-current
-
Amendments to IAS 1
In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement

•	That a right to defer must exist at the end of the reporting period

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.
The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Group is currently assessing the impact that will have on current practice.
Supplier Finance Arrangements
-
Amendments to IAS 1 and IFRS7
In May 2023, the IASB issued amendments to IAS 7
Statement of Cash Flows
and IFRS 7
Financial Instruments: Disclosures
to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted, but will need to be disclosed.
The amendments are not expected to have a material impact on the Group’s financial statements.
Lack of exchangeability -
Amendments to IAS 21
In August 2023, the IASB issued amendments to IAS 21
The Effects of Changes in Foreign Exchange Rates
to clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enable user of financial statements to understand the impact of a currency not being exchangeable.
The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed.
The amendments are not expected to have a material impact on the Group’s financial statements.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.4	Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at the end of the reporting period. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.
All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.
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
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	derecognizes the assets (including goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost;

•	derecognizes the carrying amount of any non-controlling interest;

•	derecognizes the cumulative translation differences recorded in equity;

•	recognizes the fair value of the consideration received;

•	recognizes the fair value of any investment retained;

•	recognizes any surplus or deficit in profit or loss; and

•	reclassifies the Group’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

2.5	Summary of material accounting policies

(a)	Business combinations
Business combinations are accounted for applying acquisition method. Identifiable assets acquired and liabilities assumed in business combination are measured initially at their fair value at the acquisition date. Acquisition-related costs are recognized as expenses in periods in which the costs are incurred and the services are received. For each business combination, the Group elects whether to measure the non-controlling
interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received.
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
In business combinations achieved in stages, previously held equity interests in the acquiree are re-measured
to fair value at the acquisition date and any corresponding gain or loss is recognized in profit or loss.
Any excess of the sum of the fair value of the consideration transferred in the business combination, the amount of non-controlling
interest in the acquiree (if any), and the fair value of the Group’s previously held equity interest in the acquiree (if any), over the net fair value of the acquiree’s identifiable assets and liabilities is recorded as goodwill. The accounting policy for goodwill is set out in Section (h)
 Intangible assets
. In instances where the latter amount exceeds the former, the excess is recognized as gain on bargain purchase in profit or loss on the acquisition date.
Where the Group had granted put option to third party investors (non-controlling interests) for their investments in subsidiaries, the Group recognized a financial liability based on the present value of the amount payable upon exercise of the put. A corresponding amount to equity attributable to the parent (capital reserves) will be recognized.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(b)	Investments in joint ventures
When Group determine significant influence or joint control, the Group make considerations which are similar to those necessary to determine control over subsidiaries. The Group’s investments in its joint ventures are accounted for using the equity method.
The Group’s significant joint ventures are Y&C Engines Co., Ltd, MTU Yuchai Power Co. Ltd and Guangxi Purem Yuchai Automotive Technology Co., Ltd.
Under the equity method, the investment in joint ventures are carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the joint ventures. The profit or loss reflects the share of results of the operations of the joint ventures. Distributions received from joint ventures reduce the carrying amount of the investment. Where there has been a change recognized in other comprehensive income by the joint venture, the Group recognizes its share of such changes in other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and joint venture are eliminated to the extent of the interest in the joint ventures.
When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint venture.
The aggregate of the Group’s share of results of a joint venture is shown on the face of the statement of profit or loss outside operating profit.
The financial statements of the joint venture are prepared for the same reporting period as the Group. The Group’s joint ventures adopt the same accounting policies in line with those of the Group. Therefore, no adjustments are made when measuring and recognizing the Group’s share of the results of the investees after the date of acquisition.
After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, then recognizes the loss within “Share of results of joint ventures, net of tax” in the statement of profit or loss.
There is no loss of significant influence of material joint ventures.

(c)	Foreign currency translation
The Company’s functional currency is US Dollar. The Group’s consolidated financial statements are presented in Renminbi, which is also the functional currency of Yuchai, the largest operating segment of the Group.
Each entity in the Group determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency.
Transactions and balances
Transactions in foreign currencies are measured in the respective functional currencies of the Company and its subsidiaries and are recorded on initial recognition in the functional currencies at exchange rates approximating those ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the end of the reporting period. Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary
items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured.
Exchange differences arising on the settlement of monetary items or on translating monetary items at the end of the reporting period are recognized in profit or loss.
Consolidated financial statements
On consolidation, the assets and liabilities of foreign operations are translated into RMB at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates during the reporting period. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(d)	Revenue from Contracts with Customers
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
Sale of engines
Revenue from sale of engines is recognized at the point in time when control of the engine is transferred to the customer and all criteria for acceptance have been satisfied, generally on delivery of the engines, or, in some cases, when the engines are installed by the customers.
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
Sales Returns
The Group does not extend its sales returns policy to all customers. However, the Group allows for certain returns, only on a case-by-case
basis. The Group uses the expected value method to estimate the provision for such returns based on the management estimates with reference to historical return rates and account for it as a reduction in revenue and form part of refund liability that is recognized in “Trade and other payables” (Note 22). A corresponding right of return assets is recognized in “Trade and other receivables” (Note 15).
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

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(d)	Revenue from Contracts with Customers (cont’d)

Warranty obligations
The Group typically provides warranties for general repairs of defects as part of the sale of engines. These assurance-type warranties are accounted for as warranty provisions. Refer to the accounting policy on warranty provisions in Section (m)
 Provisions
.
Certain contracts provide a customer with maintenance service, i.e. a distinct service to the customer in addition to the assurance that the product complies with agreed-upon specification. These service-type warranties are bundled together with the sale of engines. These contracts comprise two performance obligations, i.e. the promises to transfer the engines and to provide the service-type warranty. The transaction price is allocated to the service-type warranty and engines using a combination of expected cost-plus margin and residual approaches. The portion of transaction price allocated to the service-type warranty is initially recorded as a contract liability and recognized as revenue at the point in time when the service is provided.
Rendering of services
Revenue from rendering services relates to project management contracts, and hotel room and restaurant operations. Revenue is recognized over the period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be performed.
Contract balances
Trade receivables
A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e. only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Section (i)
 Financial instruments
.
Capitalized contract costs
The capitalized costs are costs which have been capitalized and directly related to the contracts, for which resources were used in satisfying the contract and are expected to be recovered.
The Group’s capitalized contract costs are costs in fulfilling a contract for the development of technology know-how for heavy-duty engines platforms for a joint venture company of Group, and subsequently recognized in profit or loss when the Group performs the contract and the related revenue is recognized.
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

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(e)	Government grants
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
The Group’s government grants were mainly to support and fund production facilities and research and development activities for product innovations and developments of engines.

(f)	Taxes
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

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(f)	Taxes (cont’d)
Deferred tax (cont’d)

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

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
Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against income tax liabilities and the deferred taxes relate to the same taxation authority.
Sales tax
Revenue, expenses and assets are recognized net of the amount of sales tax, except:

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
Global minimum top-up tax
The global minimum top-up tax – which it is required to pay under Pillar Two legislation – is an income tax in the scope of IAS 12. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

(g)	Property, plant and equipment
All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.
The cost includes the cost of replacing part of the property, plant and equipment and costs that are directly attributable to the acquisition, construction or production of a qualifying property, plant and equipment. The cost of an item of property, plant and equipment is recognized as an asset if, and only if, it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
When significant parts of property, plant and equipment are required to be replaced in intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciation, respectively. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(g)	Property, plant and equipment (cont’d)

Freehold land has an unlimited useful life and therefore is not depreciated. Asset under construction-in-progress
are stated at cost, net of accumulated impairment, and not depreciated as these assets are not yet ready for intended use. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Buildings and improvements on freehold land	:	50 years
Leasehold buildings and improvements	:	50 years or period of lease, whichever is shorter
Plant, machinery and equipment	:	2 to 20 years
Office furniture, fittings and equipment	:	2 to 20 years
Motor and transport vehicles	:	4 to 11 years
The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.
The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

(h)	Intangible assets
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
Intangible assets with indefinite useful lives or not yet available for use are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
Any gain or loss arising upon
de-recognition
of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when the asset is derecognized.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(h)	Intangible assets (cont’d)

Goodwill
Goodwill is initially measured at cost. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
The cash-generating units to which goodwill have been allocated is tested for impairment annually and whenever there is an indication that the cash-generating unit may be impaired. The impairment is determined for goodwill by assessing the recoverable amount of each cash- generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized in the statement of profit or loss. Impairment losses recognized for goodwill are not reversed in subsequent periods.
Research and development costs
Research costs are expensed as incurred.
Deferred development costs arising from development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

•	Its intention to complete and its ability to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development
Following initial recognition of the deferred development costs as an intangible asset, it is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. Deferred development costs are amortized over the estimated useful lives of the period of expected pattern of future benefits embodied in the development. During the period of development, the asset is tested for impairment annually.
A summary of the policies applied to the Group’s intangible assets is as follows:

	Trademarks	Technology know-how	Development costs
Useful lives	Indefinite	6 -10 years	*
Amortization method used	No amortization	Amortized on a straight-line basis over the period of the technology know-how	*
Internally generated or acquired	Acquired	Internally generated	Internally generated

*	Development costs relate to on-going development projects that have not been completed and are not available for use.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(i)	Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
Financial assets
Initial recognition and measurement
Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.
At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Trade receivables are measured at the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.
Subsequent measurement
Investment in debt instruments
Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the contractual cash flow characteristics of the asset. The measurement category for classification of debt instruments is:
Amortized cost
Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through amortization process.
Fair value through other comprehensive income (“FVOCI”)
Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Financial assets measured at FVOCI are subsequently measured at fair value. Any gains and losses arising from interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon de-recognition,
the cumulative fair value change recognized in OCI is recycled to profit or loss.
The Group’s debt instruments at fair value through OCI includes certain bills receivable that are not held to maturity.
Derecognition
A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(i)	Financial instruments (cont’d)
Financial assets (cont’d)

Impairment
The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
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
For bills receivable that are held for maturity, the Group assess the credit risk of the financial institutions, which issue the bills, at every reporting date. The Group evaluates whether the bills are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort.
The Group considers a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering contractual cash flow.
For more information, refer to Note 15.
Financial liabilities
Initial recognition and measurement
Financial liabilities are recognized when, and only when, the Company becomes a party to the contractual provisions of the financial instrument. The Company determines the classification of its financial liabilities at initial recognition.
All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(i)	Financial instruments (cont’d)
Financial liabilities (cont’d)

Subsequent measurement
Amortized cost
This is the category most relevant to the Group. After initial recognition, financial liabilities that are not carried at fair value through profit or loss are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.
This category generally applies to loans and borrowings, other liabilities and payables. For more information, refer to Note 22, 26 and 28.
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

(j)	Inventories
Inventories are valued at the lower of cost and net realizable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials: purchase cost on a weighted average basis

•	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs
Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(k)	Impairment of non-financial assets
Further disclosures relating to impairment of
non-financial
assets are also provided in the following notes:

•	Disclosures for significant accounting judgments, estimates and assumptions (Note 3)

•	Investment in joint ventures (Note 5)

•	Property, plant and equipment (Note 10)

•	Intangible assets (Note 12)
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
The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five to ten years. For goodwill and trademark impairment review, a long-term growth rate is considered and applied to project future cash flows after the fifth year where appropriate. Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.
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

(l)	Cash and short-term deposits
For the purpose of the consolidated statement of cash flows, cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. Cash and short-term deposits at banks are placed with reputable financial institutions with high credit ratings and no history of default.

(m)	Provisions
General
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation the amount of the obligation can be estimated reliably.
Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

2.	Accounting policies (cont’d)

2.5	Summary of material accounting policies (cont’d)

(m)	Provisions (cont’d)

Product warranty
The Group recognizes a liability at the time the product is sold, for the estimated future costs relating to the assurance-type warranties, to be incurred under the lower of a warranty period or warranty mileage on various engine models, on which the Group provides free repair and replacement. For on-road
applications engines, warranties extend for a duration (generally
3
to
36
 months) or mileage (generally
5,000
to
300,000
kilometers), whichever materializes first. For other applications engines, warranties extend for a duration of generally
2
to
60
 months or running hours of

to
15,000
hours, whichever materializes first. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year. If the nature, frequency and average cost of warranty claims change, the accrued liability for product warranty will be adjusted accordingly.

(n)	Employment benefits
Defined contribution plans
The Group participates in and makes contributions to the national pension schemes as defined by the laws of the countries in which it has operations. The contributions are at a fixed proportion of the basic salary of the staff. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related services are performed.
Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A provision is recognized for the amount expected to be paid under short-term cash bonuses if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(o)	Share-based payments
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
No expense is recognized for awards that do not ultimately vest.
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

China Yuchai International Limited
Notes to the Consolidated Financial Statements

3.	Significant accounting judgments, estimates and assumptions
The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

•	Capital management (Note 33)

•	Financial risk management objectives and policies (Note 32)

•	Sensitivity analyses disclosures (Note 12 and 32)

3.1	Judgments
In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those involving estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements:
Revenue from Contracts with Customers
The Group applied the following judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers:

•	Identifying contract price and performance obligations in sales of engines
The Group provides certain warranties for both general repairs and maintenance service as part of the sales of engines. For general repairs, such warranties will be assurance-type warranty that is accounted for under IAS 37
Provisions, Contingent Liabilities and Contingent Assets
. For maintenance services, it is accounted for as a service-type warranty which are capable of being distinct and customers can benefit from the service on its own. Hence, the Group identify two separate performance obligation, one is the promise to transfer the engine and the other one is to provide maintenance services after reaching certain on-road
mileage or running hours. Consequently, the Group allocate a portion of the transaction price to the engines and the maintenance services based on a combination of expected cost plus a margin and residual approaches. Please refer to Note 6.3.
Derecognition of bills receivable
The Group sells bill receivable to banks on an ongoing basis depending on funding needs and money market conditions. The Group also endorses certain bills to suppliers for debts settlement. Chinese law governing bills allows recourse to be traced to all the parties in the discounting and endorsing process. Management assesses the credit rating of banks that issued these bills based on the credit rating given by the China regulators. For designated commercial banks with high credit rating and where Management believes that the contractual right to receive the cash from the Group has ceased, and has been transferred to the banks and suppliers, these bills are derecognized. The discount equal to the difference between the carrying value of the bill receivable and cash received from the banks is recorded in the statement of profit or loss. Please refer to Note 15.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits. The carrying amounts of deferred tax assets as of December 31, 2022 and 2023 are RMB 450.9 million and RMB 426.4 million (US$60.0 million) respectively. The deferred tax assets of the Group primarily relate to unutilized tax losses, unutilized capital allowances and investment allowances, as well as other unrecognized temporary differences relating to asset impairment and deferred grants.
Capitalization of development costs
Development costs are capitalized in accordance with the accounting policy in Note 2.5 (h). Capitalization of development costs requires the application of management judgment to determine, what continues to constitute development activities, when a development project move from research phase into development phase, and when should cease further capitalization of development costs. Management judgment is also required to ascertain the nature of expenses that qualify for capitalization. Please refer to Note 12.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

3.	Significant accounting judgments, estimates and assumptions (cont’d)

3.2	Estimates and assumptions
The key assumptions concerning the future and other key sources of estimation uncertainty at the end of reporting period, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.
Impairment of
non-financial
assets
Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next five
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

4.	Investments in subsidiaries
Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2022	31.12.2023
		%	%
Guangxi Yuchai Machinery Company Limited	PRC	76.4	76.4
Guangxi Yuchai Marine and Genset Power Co., Ltd.	PRC	76.4	76.4
Yuchai Xin-Lan New Energy Power Technology Co., Ltd	PRC	69.5	67.0
Guangxi Yuchai Machinery Monopoly Development Co., Ltd	PRC	54.9	54.9
Guangxi Yuchai Foundry Co., Ltd	PRC	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.2
The Group has the following subsidiary that has
non-controlling
interests (“NCI”) that are material to the Group.

	31.12.2021	31.12.2022	31.12.2023
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

	31.12.2021 RMB’000	31.12.2022 RMB’000	31.12.2023 RMB’000	31.12.2023 US$’000
Accumulated balances of material NCI
Yuchai	2,574,669	2,627,354	2,741,359	385,911

Profit allocated to material NCI
Yuchai	153,500	114,700	135,173	19,029

Dividends paid to material NCI
Yuchai	203,753	103,199	35,702	5,026

China Yuchai International Limited
Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling
interests are as follows:

31.12.2021
Yuchai RMB’000
Summarized statement of comprehensive income
Revenue	21,254,134

Profit after tax	443,499

Total comprehensive income for the year	506,769

Attributable to NCI	153,500

Summarized statement of cash flows
Operating	588,727
Investing	(674,686)
Financing	(1,002,764)

Net decrease in cash and cash equivalents	(1,088,723)

31.12.2022
Yuchai RMB’000
Summarized statement of financial position
Current assets	16,070,488
Non-current assets, excluding goodwill	6,737,117
Goodwill	212,636
Current liabilities	(11,204,417)
Non-current liabilities	(1,016,521)

Net assets	10,799,303

Total equity	10,799,303

Attributable to NCI	2,627,354

Summarized statement of comprehensive income
Revenue	15,998,041

Profit after tax	355,140

Total comprehensive income for the year	355,936

Attributable to NCI	114,700

Summarized statement of cash flows
Operating	(82,444)
Investing	(221,126)
Financing	(181,072)

Net decrease in cash and cash equivalents	(484,642)

China Yuchai International Limited
Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

	31.12.2023
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position
Current assets	18,073,115	2,544,219
Non-current assets, excluding goodwill	6,293,318	885,934
Goodwill	212,636	29,934
Current liabilities	(12,029,500)	(1,693,437)
Non-current liabilities	(1,457,329)	(205,154)

Net assets	11,092,240	1,561,496

Total equity	11,092,240	1,561,496

Attributable to NCI	2,741,359	385,911

Summarized statement of comprehensive income
Revenue	18,015,280	2,536,077

Profit after tax	431,697	60,772

Total comprehensive income for the year	442,666	62,316

Attributable to NCI	135,173	19,029

Summarized statement of cash flows
Operating	1,261,921	177,645
Investing	23,243	3,272
Financing	(67,590)	(9,515)

Net increase in cash and cash equivalents	1,217,574	171,402

Significant restrictions
The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling
interests are:
At the end of the reporting period, cash and cash equivalents of RMB 4,934.6 million (US$694.7 million) (2022: RMB 3,713.3 million) held in the PRC are subject to local exchange control regulations. These regulations place restriction on the amount of currency being exported other than through dividends, trade and service related transactions.
Dilution of ownership in subsidiary, without loss of control in 2022 and 2023
In November 2022, Yuchai’s wholly owned subsidiary, Yuchai
Xin-Lan
issued additional ordinary shares to
non-controlling
interest for cash consideration of RMB 50.0
million. As a result, the Group’s effective equity interest in Yuchai Xin-Lan decreased to
69.5%.
In February 2023, Yuchai Xin-Lan issued additional ordinary shares to two new investors for a total cash consideration of
RMB 20.0 million (US$2.8
million). As a result, the Group’s effective equity interest in Yuchai Xin-Lan decreased to
67.0%.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

4.	Investments in subsidiaries (cont’d)

Disposal of subsidiary in 2023
In December 2023, Yuchai disposed its entire shareholding in its wholly-owned subsidiary, Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“Suzhou Reman”), to a third party for an estimated
cash consideration of RMB 241.7 million (US$

34.0 million).
The value of assets and liabilities of the disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

	31.12.2023	31.12.2023
	RMB’000	US$’000
Property, plant and equipment	41,111	5,787
Right-of-use assets	22,782	3,207
Trade and other receivables	47,595	6,700
Cash and cash equivalents	32,056	4,513

	143,544	20,207
Trade and other payables	(20,109)	(2,831)
Provision for warranty	(2,145)	(302)
Contract liabilities	(104)	(14)

Carrying value of net assets	121,186	17,060

Gain on disposal:
Total estimated consideration less cost of disposal	234,228	32,973
Net assets derecognized	(121,186)	(17,060)

Gain on disposal of the subsidiary (Note 7.2(a))	113,042	15,913

Total estimated consideration less cost of disposal (i)	234,228	32,973
Add: Transaction cost unpaid	7,506	1,057
Less: Sales proceed received but restricted in use	(5,000)	(704)
Less: Cash and cash equivalents of a subsidiary	(32,056)	(4,513)
Less: Total estimated consideration due from acquirer	(236,734)	(33,326)

Net cash outflow on disposal of a subsidiary	(32,056)	(4,513)

Note:

(i)
The
estimated

consideration is RMB 179.9 million (US$ 25.3 million), along with the estimated
book value of cash and cash equivalents and agreed-upon fair value for the equipment in Suzhou Reman as of December 31, 2023.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Share of results of joint ventures, net of tax:
Y & C Engine Co., Ltd	(125,853)	(54,116)	(4,019)	(566)
MTU Yuchai Power Co., Ltd.	28,037	40,279	74,727	10,520
Guangxi Purem Yuchai Automotive Technology Co., Ltd.	1,377	(11,278)	(4,508)	(635)
Other joint ventures	454	(2,431)	(4,117)	(579)

	(95,985)	(27,546)	62,083	8,740

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Carrying amount of investments:
Y & C Engine Co., Ltd	488	12,977	1,827
MTU Yuchai Power Co., Ltd	128,140	203,156	28,599
Guangxi Purem Yuchai Automotive Technology Co., Ltd.	20,377	15,869	2,234
Other joint ventures	5,698	5,227	736

	154,703	237,229	33,396

Details of significant joint ventures of the Group are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2022	31.12.2023
			%	%
Held by subsidiaries

Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy-duty diesel engines, spare parts and after-sales services	PRC	34.4	34.4

MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”)	Manufacture off-road diesel engines	PRC	38.2	38.2

Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem”)	Application development, production, sales and service on engine exhaust control systems	PRC	37.4	37.4

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

Summarised financial information of the Group’s significant joint ventures, based on its IFRS financial statements, and reconciliation with the carrying amount of investment in the consolidated financial statements are as follows:

	31.12.2021
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	2,072,721	467,800	157,316	2,697,837
Depreciation and amortization	(52,881)	(2,377)	(709)	(55,967)
Interest expense	(51,836)	(1,850)	(41)	(53,727)
Profit/(loss) for the year, representing total comprehensive income for the year	(282,205)	54,526	2,811	(224,868)

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of results	(126,992)	27,263	1,377
Unrealized profit on transactions with joint venture	1,139	774	—

Group’s share of results of significant joint ventures	(125,853)	28,037	1,377	(96,439)

Group’s share of results of other joint ventures, representing the Group’s share of total comprehensive income of other joint ventures				454

Group’s share of results for the year, representing the Group’s share of total comprehensive loss for the year				(95,985)

	31.12.2022
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets	616,161	89,353	60,439	765,953
Current assets
- Cash and bank balances	97,741	291,807	26,744	416,292
- Others	502,174	209,696	31,512	743,382

Total assets	1,216,076	590,856	118,695	1,925,627

Non-current liabilities	(145,418)	—	—	(145,418)
Current liabilities	(987,638)	(334,576)	(77,109)	(1,399,323)

Total liabilities	(1,133,056)	(334,576)	(77,109)	(1,544,741)

Net assets	83,020	256,280	41,586	380,886

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of net assets	37,359	128,140	20,377
Unrealized profit on transactions with joint venture	(36,871)	—	—

Carrying amount of significant joint ventures	488	128,140	20,377	149,005

Carrying amount of other joint ventures				5,698

Carrying amount of the investment in joint ventures				154,703

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

	31.12.2022
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	1,255,967	594,197	69,380	1,919,544
Depreciation and amortization	(29,617)	(9,733)	(7,726)	(47,076)
Interest expense	(30,547)	470	(469)	(30,546)
Profit/(loss) for the year, representing total comprehensive income for the year	(65,961)	66,076	(23,016)	(22,901)

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of results	(29,682)	33,038	(11,278)
Unrealized profit on transactions with joint venture	(24,434)	7,241	—

Group’s share of results of significant joint ventures	(54,116)	40,279	(11,278)	(25,115)

Group’s share of results of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(2,431)

Group’s share of results for the year, representing the Group’s share of total comprehensive loss for the year				(27,546)

	31.12.2023
	Y & C	MTU Yuchai Power	Purem	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000

Non-current assets	685,434	74,794	51,877	812,105	114,323
Current assets
- Cash and bank balances	64,252	523,858	16,171	604,281	85,067
- Others	426,105	226,881	45,009	697,995	98,259

Total assets	1,175,791	825,533	113,057	2,114,381	297,649

Non-current liabilities	(146,218)	(4,825)	—	(151,043)	(21,263)
Current liabilities	(946,348)	(414,396)	(80,672)	(1,441,416)	(202,913)

Total liabilities	(1,092,566)	(419,221)	(80,672)	(1,592,459)	(224,176)

Net assets	83,225	406,312	32,385	521,922	73,473

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of net assets	37,451	203,156	15,869
Unrealized profit on transactions with joint venture	(24,474)	—	—

Carrying amount of significant joint ventures	12,977	203,156	15,869	232,002	32,660

Carrying amount of other joint ventures				5,227	736

Carrying amount of the investment in joint ventures				237,229	33,396

China Yuchai International Limited
Notes to the Consolidated Financial Statements

5.	Investment in joint ventures (cont’d)

	31.12.2023
	Y & C	MTU Yuchai Power	Purem	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue	1,562,179	708,432	79,119	2,349,730	330,780
Depreciation and amortization	(63,648)	(8,682)	(7,557)	(79,887)	(11,246)
Interest expense, net	(22,508)	6,762	36	(15,710)	(2,212)
Profit/(loss) for the year, representing total comprehensive income for the year	(6)	150,030	(9,201)	140,823	19,824

Proportion of the Group’s ownership	45%	50%	49%

Group’s share of results	(3)	75,015	(4,508)
Unrealized profit on transactions with joint venture	(4,016)	(288)	—

Group’s share of results of significant joint ventures	(4,019)	74,727	(4,508)	66,200	9,319

Group’s share of results of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(4,117)	(579)

Group’s share of results for the year, representing the Group’s share of total comprehensive income for the year				62,083	8,740

Note:
The Group assess impairment of investments when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. In 2022, impairment loss of
 RMB 1.0 million was charged to the consolidated statement of profit or loss under “Other operating expenses”. In 2023, no impairment was required.
As of December 31, 2023, the Group’s share of joint ventures’ capital commitment that are contracted but not paid for was RMB 5.7 million (US$0.8 million) (2022: RMB 3.5 million).
As of December 31, 2023, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totaled RMB 11.8 million (US$1.7 million) (2022: RMB 5.9 million).
As of December 31, 2023, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were RMB 8.8 million (US$1.2 million) (2022: RMB 39.7 million).
Significant restrictions
The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:
The Group’s share of cash and cash equivalents of RMB 278.5 million (US$39.2 million) (2022: RMB 163.0 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.
As of December 31, 2023, the Group’s share of restricted cash of RMB 22.3 million (US$3.1 million) (2022: RMB 40.5 million) which was used as collateral by the banks for the issuance of bills to suppliers.
As of December 31, 2023, the Group’s share of bills receivables of RMB 2.3 million (US$0.3 million) (2022: RMB 2.3 million) which was used as collateral by banks for the issuance of bills to suppliers.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

6.	Revenue from contracts with customers

6.1	Disaggregated revenue information
Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	31.12.2021
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	7,410,771	—	7,410,771
Medium-duty engines	7,065,283	—	7,065,283
Light-duty engines	2,429,745	—	2,429,745
Other products and services ( i )	4,304,918	77	4,304,995
Revenue from hospitality operations	43,417	11,719	55,136

Total revenue from contracts with customers	21,254,134	11,796	21,265,930

Geographical markets
People’s Republic of China	21,206,280	—	21,206,280
Other countries	47,854	11,796	59,650

Total revenue from contracts with customers	21,254,134	11,796	21,265,930

Timing of revenue recognition
At a point in time	21,210,718	8,067	21,218,785
Over time	43,416	3,729	47,145

Total revenue from contracts with customers	21,254,134	11,796	21,265,930

	31.12.2022
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	5,061,991	—	5,061,991
Medium-duty engines	5,066,622	—	5,066,622
Light-duty engines	1,910,923	—	1,910,923
Other products and services ( i )	3,910,703	176	3,910,879
Revenue from hospitality operations	47,527	32,694	80,221

Total revenue from contracts with customers	15,997,766	32,870	16,030,636

Geographical markets
People’s Republic of China	15,886,210	—	15,886,210
Other countries	111,556	32,870	144,426

Total revenue from contracts with customers	15,997,766	32,870	16,030,636

Timing of revenue recognition
At a point in time	15,950,239	7,702	15,957,941
Over time	47,527	25,168	72,695

Total revenue from contracts with customers	15,997,766	32,870	16,030,636

China Yuchai International Limited
Notes to the Consolidated Financial Statements

6.	Revenue from contracts with customers (cont’d)

6.1	Disaggregated revenue information (cont’d)

	31.12.2023
Segments	Yuchai	HLGE	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Type of goods or services
Heavy-duty engines	5,552,544	—	5,552,544	781,652
Medium-duty engines	5,696,186	—	5,696,186	801,873
Light-duty engines	1,621,538	—	1,621,538	228,270
Other products and services ( i )	5,089,069	154	5,089,223	716,429
Revenue from hospitality operations	55,943	30,915	86,858	12,227

Total revenue from contracts with customers	18,015,280	31,069	18,046,349	2,540,451

Geographical markets
People’s Republic of China	17,877,450	—	17,877,450	2,516,675
Other countries	137,830	31,069	168,899	23,776

Total revenue from contracts with customers	18,015,280	31,069	18,046,349	2,540,451

Timing of revenue recognition
At a point in time	17,959,337	8,115	17,967,452	2,529,344
Over time	55,943	22,954	78,897	11,107

Total revenue from contracts with customers	18,015,280	31,069	18,046,349	2,540,451

Note:

(i)	included sales of power generator sets, NEV products and others.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

6.	Revenue from contracts with customers (cont’d)

6.2	Contract balances

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Trade receivables (Note 15)	1,516,215	1,093,788	153,976
Capitalized contract cost	197,692	122,627	17,263
Contract liabilities (Note 24)	695,076	691,427	97,334

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
year-end
is expected to be satisfied within 2 years.

(a)	Set out below is the amount of revenue recognized from:

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Amounts included in contract liabilities	544,495	640,864	90,217

(b)	Capitalized contract costs

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Capitalized contract costs relating to the projects on development of technology know-how
At January 1	147,499	197,692	27,830
Addition	50,193	14,628	2,059
Recognized in income statement	—	(89,693)	(12,626)

At December 31	197,692	122,627	17,263

6.3	Performance obligations
The transaction price allocated to the remaining unsatisfied performance obligations as of 31 December are, as follows:

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Within one year	117,906	102,978	14,497
More than one year	77,339	52,214	7,350

Total unfulfilled service-type maintenance service (Note 24)	195,245	155,192	21,847

China Yuchai International Limited
Notes to the Consolidated Financial Statements

7.1	(a) Depreciation and amortization expenses

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Amortization of intangible assets	38,957	64,939	109,913	15,473
Depreciation of investment property	355	348	355	50
Depreciation of property, plant and equipment	492,826	516,276	508,726	71,615
Depreciation of right-of-use assets	41,458	43,129	46,071	6,486

	573,596	624,692	665,065	93,624

(b)  Shipping and handling expenses
Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	194,022	132,117	129,954	18,294
Selling, general and administrative expenses	30,270	18,544	21,019	2,959

	224,292	150,661	150,973	21,253

Management has reclassified certain freight charges from selling, general and administrative expenses to cost of sales. The comparative figures for the full year ended December 31, 2021 and 2022 had been adjusted to conform with current year’s presentation (Note 36)
.

7.2	(a) Other operating income

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	132,083	131,879	154,129	21,697
Dividend income from quoted equity securities	168	13	—	—
Gain on disposal of:
- associate	—	1,329	—	—
- property, plant and equipment	1,224	6,535	778	110
- quoted equity securities	5,416	2,291	—	—
- right-of-use assets	14,714	3,929	7,632	1,074
- a subsidiary	—	—	113,042	15,913
Recognition of net gain upon fulfillment of performance obligation relating to capitalized contract asset	—	—	11,696	1,646
Government grants	152,932	176,264	171,937	24,204
Fair value gain on quoted equity securities	138	—	—	—
Others	19,496	12,109	10,086	1,421

	326,171	334,349	469,300	66,065

China Yuchai International Limited
Notes to the Consolidated Financial Statements

7.2	(b) Other operating expenses

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000

Impairment loss on investment in joint venture	—	990	—	—
Impairment on property, plant and equipment	—	—	36,720	5,169
Reversal of provision for onerous contract, net	(8,810)	(4,829)	—	—
Foreign exchange loss, net	1,739	555	482	68
Written off/(write-back) of unrecoverable value-added tax	11,164	—	(11,164)	(1,572)
Others	5,889	877	900	127

	9,982	(2,407)	26,938	3,792

7.3	Finance costs

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	82,109	65,440	59,672	8,400
Bills and other discounting	27,864	23,922	33,946	4,779
Bank charges	4,136	4,563	4,588	646
Interest on lease liabilities (Note 17)	1,819	1,547	1,969	277

	115,928	95,472	100,175	14,102

7.4	Staff costs

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	1,338,777	928,350	1,193,214	167,973
Contribution to defined contribution plans	386,551	371,458	354,014	49,836
Executive bonuses	19,355	16,500	24,200	3,407
Staff welfare	93,992	79,206	74,727	10,520
Staff severance cost	11,771	19,531	35,547	5,004
Others	4,887	3,875	3,542	499

	1,855,333	1,418,920	1,685,244	237,239

China Yuchai International Limited
Notes to the Consolidated Financial Statements

8.	Income tax expense
The major components of income tax expense for the years ended December 31, 2021, 2022 and 2023 are as follows:

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Current income tax
- Current year	48,856	72,909	81,365	11,454
- (Over)/under provision in respect of prior years	(21,523)	27,406	27,837	3,919
Deferred tax
- Movement in temporary differences	16,483	(41,147)	(14,837)	(2,089)
- (Over)/under provision in respect of prior years	—	(103)	54,131	7,620

Consolidated income tax expense reported in the statement of profit or loss	43,816	59,065	148,496	20,904

The reconciliation between tax expense and the product of accounting profit multiplied by the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2021, 2022 and 2023 for the following reasons:

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Profit before tax	451,710	394,726	571,352	80,431
Income tax expense at 15%	67,757	59,209	85,703	12,064
Adjustments:
Non-deductible expenses	17,795	7,924	5,888	829
Tax-exempt income	(2,181)	(500)	(11,993)	(1,688)
Utilization of deferred tax benefits previously not recognized	(29)	(3,093)	(6,211)	(874)
Deferred tax benefits not recognized	10,356	22,606	42,830	6,029
Tax credits for research and development expense	(59,633)	(76,835)	(85,372)	(12,018)
Tax rate differential	16,517	10,901	21,542	3,032
(Over)/under provision in respect of previous years	(21,523)	27,303	81,968	11,539
Withholding tax expense	14,639	11,535	14,872	2,094
Others	118	15	(731)	(103)

Total	43,816	59,065	148,496	20,904

Global minimum top-up tax
The Group has applied a temporary mandatory relief from deferred tax accounting for the impact of the top-up tax and accounts for it as a current tax when it is incurred.
The Group is in the progress of assessing the exposure to the Pillar Two income taxes arising from the legislation. Due to the complex nature of the legislation and the calculations including the determination of the adjustments required under the Pillar Two legislation, the Group assessed that the quantitative impact of the potential top-up tax arising from the enacted/substantively enacted legislation is not yet reasonably estimatable. The Group continues to assess the impact of the Pillar Two legislation on its financials.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

8.	Income tax expense (cont’d)

Deferred tax
Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2022	31.12.2023	31.12.2023	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000
Accelerated tax depreciation	(122,298)	(77,806)	(10,953)	(37,968)	16,472	44,492	6,263
Interest receivable	(3,033)	—	—	(1,459)	363	3,033	427
PRC withholding tax on dividend income ( i )	(61,825)	(64,717)	(9,110)	(14,529)	(11,458)	(14,457)	(2,035)
Effect of change in residual value an d impairment of property, plant and equipment	69,641	2,866	404	25,264	4,273	(66,774)	(9,400)
Write-down of inventories	29,503	37,120	5,226	(2,378)	9,253	7,617	1,072
Impairment losses on trade receivables	7,071	7,426	1,045	(1,267)	282	355	50
Accruals	234,586	232,048	32,666	(15,339)	(48,841)	(2,505)	(352)
Deferred income	56,480	79,896	11,247	(11,114)	(41,348)	23,416	3,296
Losses available for offsetting against future taxable income	139,747	112,601	15,851	23,072	116,675	(27,146)	(3,821)
Others	39,185	31,854	4,484	19,235	(4,421)	(7,325)	(1,031)

Deferred tax (expenses)/benefits				(16,483)	41,250	(39,294)	(5,531)

Net deferred tax assets	389,057	361,288	50,860

Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	450,882	426,377	60,023
Deferred tax liabilities	(61,825)	(65,089)	(9,163)

	389,057	361,288	50,860

Note:

(i)	The movement of PRC withholding tax on dividend income is as follows:

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
At January 1	(65,544)	(61,825)	(8,703)
Provision made to consolidated statement of profit or loss	(11,458)	(14,457)	(2,035)
Utilization	15,177	11,565	1,628

December 31	(61,825)	(64,717)	(9,110)

The Corporate Income Tax (“CIT”) law provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profit earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident
enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a deferred tax liability for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 202
3
, the deferred tax liability for withholding tax payable was RMB 64.7 million (US$9.1 million) (2022: RMB 61.8 million). The amount of unrecognized deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 204.7 million (US$28.8 million) (2022: RMB 190.7 million).

China Yuchai International Limited
Notes to the Consolidated Financial Statements

8.	Income tax expense (cont’d)
Deferred tax (cont’d)

Deferred tax assets have not been recognized in respect of the following items:

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Unutilized tax losses	473,456	628,534	88,481
Unutilized capital allowances and investment allowances	100,643	94,447	13,296
Other unrecognized temporary differences relating to asset impairment and deferred grants	142,851	156,226	21,993

	716,950	879,207	123,770

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
Basic earnings per share
The calculation of basic earnings per share is based on:

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Profit attributable to equity holders of the Company	272,673	218,581	285,518	40,193

Weighted average number of ordinary shares	40,858,290	40,858,290	40,858,290	40,858,290

Diluted earnings per share
The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.202 1	31.12.202 2	31.12.2023
Weighted average number of shares issued, used in the calculation of basic earnings per share	40,858,290	40,858,290	40,858,290
Diluted effect of share options	—	—	—

Weighted average number of ordinary shares adjusted for effect of dilution	40,858,290	40,858,290	40,858,290

270,000 (2022: 270,000; 2021: 270,000) share options granted to employees under the existing employee share option plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

10.	Property, plant and equipment

	Freehold land RMB’000	Buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000
Cost
At January 1, 2022	13,464	2,546,285	405,430	6,224,902	222,380	119,169	9,531,630
Additions	—	8,768	312,442	13,469	12,413	6,256	353,348
Disposals	—	(5,530)	—	(54,323)	(964)	(6,568)	(67,385)
Transfers	—	72,252	(369,120)	288,475	8,491	—	98
Write-off	—	(14,827)	—	(1,081)	(10,754)	(2,465)	(29,127)
Translation difference	1,190	3,836	17	404	763	145	6,355

At December 31, 2022 and January 1, 2023	14,654	2,610,784	348,769	6,471,846	232,329	116,537	9,794,919
Additions	—	2,903	149,846	18,676	7,151	300	178,876
Disposal of subsidiary	—	(80,585)	—	(21,632)	(5,568)	—	(107,785)
Disposals	—	—	—	(7,000)	(772)	(23,039)	(30,811)
Transfers	—	38,506	(244,741)	201,642	4,593	—	—
Write-off	—	(2,890)	—	(7,474)	(3,229)	(171)	(13,764)
Translation difference	402	(233)	(139)	(197)	(360)	20	(507)

At December 31, 2023	15,056	2,568,485	253,735	6,655,861	234,144	93,647	9,820,928

Accumulated depreciation and impairment
At January 1, 2022	457	1,023,456	—	4,069,642	168,930	71,236	5,333,721
Charge for the year	—	101,709	—	398,465	22,005	11,598	533,777 *
Disposals	—	(3,166)	—	(51,290)	(960)	(6,255)	(61,671)
Write-off	—	(11,855)	—	(978)	(10,559)	(2,440)	(25,832)
Impairment loss	—	—	14,060	3,218	—	—	17,278
Translation difference	20	984	—	204	571	123	1,902

At December 31, 2022 and January 1, 2023	477	1,111,128	14,060	4,419,261	179,987	74,262	5,799,175
Charge for the year	—	92,919	—	402,554	21,568	10,515	527,556
Disposal of subsidiary	—	(44,274)	—	(17,225)	(5,175)	—	(66,674)
Disposals	—	—	—	(5,456)	(687)	(18,779)	(24,922)
Write-off	—	(2,068)	—	(6,681)	(3,123)	(161)	(12,033)
Impairment loss	—	9,162	561	34,458	438	48	44,667
Translation difference	(13)	(37)	—	(132)	(281)	21	(442)

At December 31, 2023	464	1,166,830	14,621	4,826,779	192,727	65,906	6,267,327

Net book value
At December 31, 2022	14,177	1,499,656	334,709	2,052,585	52,342	42,275	3,995,744

At December 31, 2023	14,592	1,401,655	239,114	1,829,082	41,417	27,741	3,553,601

US$’000	2,054	197,316	33,661	257,487	5,830	3,905	500,253

*
In 2023, RMB 16.6 million (US$2.3 million) (2022: RMB 14.9 million) were capitalized as development costs
and
 RMB 2.2 million (US$0.3 million) (2022: RMB 2.6 million) were capitalized as capitalized contract cost.

Impairment loss of RMB 8.0 million (US$1.1 million) (2022: RMB 17.3 million; 2021: RMB 7.2 million) and RMB 36.7 million (US$ 5.2 million) (2022: Nil; 2021: Nil) were charged to the consolidated statement of profit or loss under “Cost of sales” and “Other operating expenses” respectively, for the Group’s plant and equipment within the Yuchai segment. The impairment loss was due to assets that were not in use.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

11.	Investment property

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Cost
At January 1	31,810	32,389	4,560
Translation difference	579	1,258	177

At December 31	32,389	33,647	4,737

Accumulated depreciation
At January 1	26,724	27,633	3,890
Charge for the year	348	355	50
Translation difference	561	1,556	220

At December 31	27,633	29,544	4,160

Net carrying amount	4,756	4,103	577

Fair value	11,686	11,453	1,612

Consolidated statements of profit or loss:
Rental income from an investment property
- Minimum lease payments	176	154	22
Direct operating expenses (including repairs and maintenance) arising from the rental generating property	(118)	(720)	(101)

The Group has no restrictions on the realizable of its investment property and no contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancement.
Investment property is carried at cost less accumulated depreciation and accumulated impairment losses.
Depreciation
is
calculated
using straight-line method
to allocate the depreciable amounts over the estimated useful life of 30 years.
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
The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
2023	Market comparison and cost method	Comparable price: - RMB 189 to RMB 458 (US$ 27 to US$ 64) per square foot	The estimated fair value increases with higher comparable price

2022	Market comparison and cost method	Comparable price: - RMB 182 to RMB 441 per square foot	The estimated fair value increases with higher comparable price

China Yuchai International Limited
Notes to the Consolidated Financial Statements

12.	Intangible assets

	Goodwill	Technology Know-how	Development costs	Trademarks	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2022	218,311	551,526	992,290	169,811	1,931,938
Addition	—	—	181,181	—	181,181
Transfer	—	121,227	(121,227)	—	—

At December 31, 2022 and January 1, 2023	218,311	672,753	1,052,244	169,811	2,113,119
Addition	—	—	186,222	—	186,222
Transfer	—	754,407	(754,407)	—	—

At December 31, 2023	218,311	1,427,160	484,059	169,811	2,299,341

Accumulated amortization and impairment
At January 1, 2022	5,675	167,681	—	—	173,356
Amortization	—	64,939	—	—	64,939

At December 31, 2022 and January 1, 2023	5,675	232,620	—	—	238,295
Amortization	—	109,913	—	—	109,913

At December 31, 2023	5,675	342,533	—	—	348,208

Net carrying amount
At December 31, 2022	212,636	440,133	1,052,244	169,811	1,874,824

At December 31, 2023	212,636	1,084,627	484,059	169,811	1,951,133

US$’000	29,933	152,687	68,143	23,905	274,668

Goodwill
Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired.
Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•	Yuchai manufacturing business.

•	Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.
Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Yuchai manufacturing business	212,636	212,636	29,933

Yuchai manufacturing business
The Group performs its impairment test annually. The recoverable amount was determined based on a value in use calculation using cash flow projectio ns from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to the cash flow projections was
15.10%
 (2022
:
14.34
%) and cash flows beyond the
five
-year
period are extrapolated using a
1
%
growth rate (2022
:
5
%)
,
a modest long-term growth rate after taking into consideration of industry outlook with management estimation.

No
impairment was identified for this unit.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

12.	Intangible assets (cont’d)
Goodwill (cont’d)

Key assumptions used for value in use calculations
Key assumptions used in estimation of value in use were as follows:

•	Profit from operation

•	Discount rate
Profit from operation – Profit from operation is based on management’s estimate with reference to historical performance and future business outlook of Yuchai manufacturing business.
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
Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by
12.85
% (2022: 26.64%) would result in impairment.
Discount rate – A rise in
pre-tax
discount rate to
20.94
% (2022: 17.92%) would result in impairment.
With regard to the assessment of value in use of the Yuchai manufacturing business, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.
Technology
know-how
The Group has an intangible asset representing technology development costs relating to the production of 4Y20 engines. As of December 2023, the carrying amount of the asset is RMB
 5.0 million (US$ 0.7
million),

net of the accumulated impairment loss that was brought forward from prior years amounting to
RMB 126.7 million.
In late 2018, the Group had commenced the production of 4Y20 engines. In 2021, 2022 and 2023, management believed that there was no indicator for further impairment. Also, having considered that there was no significant change of the market demand and economic environment which will have a favorable effect to the recoverable amount of the intangible asset, management had concluded that no reversal of impairment was necessary in 2021, 2022 and 2023.
In 2023, the development of certain engine platform relating to National VI and Tier 4
engines were completed, and the related development costs amounting to RMB 754.4 million (US$ 106.2 million) (2022: RMB 121.2 million) were transferred from development costs to technology know-how,
and amortization were charged accordingly based on the Group’s policy.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

12.	Intangible assets (cont’d)

Development costs
During 2022 and 2023, the Group has capitalized development costs of RMB 181.2 million and RMB 186.2 million (US$ 26.2 million), respectively, mainly for new engines that comply with National VI and Tier 4 emission standards. As of December 31, 2023, the total capitalized development costs are RMB 484.1 million (US$ 68.1 million) (2022: RMB 1,052.2
m
illion). These development costs relate to
on-going
development efforts and, accordingly, have not yet been available for use, and therefore no amortization charges were recorded.
In 2022 and 2023, the Group performs an impairment test on the development costs that are not available for use. No impairment has been identified. The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth, past experience and management best estimation of future business outlook. In 2023, the Group used 6-10 years (2022: 7 years) forecast and were based on the updated financial budgets approved by the senior management with no terminal value.
Key assumptions used in estimation of value in use were as follows:

•
Profit from operation – Profit from operation is based on management’s estimate with reference to historical revenue generated, growth rate and estimation of future business outlook. In 2023, the Group estimated the revenue growth rate is the range of
10
% to
25
% year-on-year from 2024 to 2029 in view of the implementation of new emission standard for powertrain solutions for on- and off- road engine business. Management expected an accelerated growth for new energy products due to the government’s emphasis on new energy and low carbon emission commitment in domestic and international market.

In 2022, the Group estimated the revenue growth rate is the range of 15% to 20%
year-on-year
from 2023 to 2027 in view of the implementation of new emission standard and management expect an accelerated growth for new energy products due to the government’s emphasis on new energy. Management assumes the revenue for the year 2028 and 2029 remain the same level as 2027.

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
15.10
% (2022: 14.34%).

Sensitivity to changes in assumptions
The implications of the key assumptions for the recoverable amount are discussed below:
Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by
6.56
% (2022: 4.88%) would result in impairment.
Discount rate – A rise in
pre-tax
discount rate to
15.99
% (2022: 19.17%) would result in impairment.
With regard to the assessment of value in use, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value.
Trademarks
In 2019, Yuchai entered into a trademark license agreement with GY under which Yuchai was granted the exclusive and perpetual use of the trademarks listed in the trademark license agreement for a one-time
usage fee of RMB 169.8 million.
Management has assessed and concluded that the right granted by the trademark license, according to the terms and conditions of the trademark license agreement, is indefinite.
In 2022 and 2023, the Group performed an annual impairment review by taking Yuchai as a cash–generating unit. Using the same cash flow projection and assumptions for goodwill impairment test disclosed above, management concluded that no impairment charge is to be recognized in 2022 and 2023.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

13.	Inventories

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Raw materials and consumables	2,339,933	2,201,886	309,968
Work in progress	24,312	19,423	2,734
Finished goods	2,573,510	2,427,718	341,759

Total inventories at the lower of cost and net realizable value	4,937,755	4,649,027	654,461

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Inventories recognized as an expense in cost of sales	16,457,476	11,991,899	13,444,277	1,892,601
Inclusive of the following charge/(credit):
- Inventories written down	32,813	86,650	77,466	10,905
- Reversal of write-down of inventories	(41,823)	(31,765)	(27,447)	(3,864)
- Inventories written off	10,085	—	—	—

The reversal of write-down of inventory was made when the related inventories were sold above their carrying value or consumed for production.

14.	Other current assets

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Development properties	16,710	16,733	2,355

China Yuchai International Limited
Notes to the Consolidated Financial Statements

15.	Trade and other receivables

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Trade receivables, gross	1,549,462	1,148,682	161,704
Less: Allowance for expected credit losses	(33,247)	(54,894)	(7,728)

Net trade receivables (Note 6.2)	1,516,215	1,093,788	153,976
Bills receivable (i)	4,970,880	6,318,789	889,519

Total (Note 32, Note 35)	6,487,095	7,412,577	1,043,495

Amounts receivable:
- associates and joint ventures (trade)	125,489	187,944	26,458
- associates and joint ventures (non-trade)	11,230	10,212	1,438
- related parties (trade)	180,374	212,706	29,943
- related parties (non-trade)	3,476	4,016	565
Bills receivable in transit	8,172	49,696	6,996
Grant receivables	62,000	62,000	8,728
Estimated sales consideration on disposal of a subsidiary due from the acquirer	—	236,734	33,326
Others	49,763	68,052	9,580
Less: Impairment losses – other receivables	(5,754)	(7,710)	(1,085)

Other receivables carried at amortized cost (Note 35)	434,750	823,650	115,949
Tax recoverable	290,596	108,844	15,322
Advances paid to suppliers	81,861	77,527	10,914
Right of return assets	17,045	36,026	5,072

Net other receivables	824,252	1,046,047	147,257

Total trade and other receivables	7,311,347	8,458,624	1,190,752

Note:

(i)
As of December 31, 2023, bills receivable includes
bi
lls received from joint ventures and related parties amounted to RMB 5.3 million (US$ 0.7 million) (2022: RMB 0.1 million) and RMB 987.9 million (US$ 139.1 million) (2022: RMB 763.4 million) respectively.

As of December 31, 202
3
, bills receivable amounted to RMB 12.5 million (US$ 1.8 million) (2022: RMB 12.6 million) was pledged to secure bank facilities (Note 26).
Trade receivables are
non-interest
bearing and are generally on 60 - 90 days’ term. They are recognized at their original invoice amounts, net of sales rebates in the financial year.
Non-trade
balance
due

from associates, joint ventures and other related parties are unsecured, interest-free, and repayable on demand.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

15.	Trade and other receivables (cont’d)

Movement in the allowance for expected credit losses of trade and other receivables is as follows:

	31.12.2022 RMB’000	31.12.2023 RMB’000	31.12.2023 US$’000
At January 1	39,441	39,001	5,490
(Credit)/charge to consolidated statement of profit or loss (under “Selling, general and administrative expenses”)	(459)	23,858	3,359
Written off	(5)	(264)	(37)
Translation difference	24	9	1

At December 31	39,001	62,604	8,813

As of December 31, 2022 and 2023, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled RMB 936.9 million and RMB 1,659.4 million (US$ 233.6 million) respectively. All bills receivable discounted have contractual maturities within 12 months at time of discounting.
As of December 31, 2022 and 2023, outstanding bills receivable endorsed to suppliers with recourse obligation were RMB 1,032.1 million and RMB 1,629.8 million (US$ 229.4 million) respectively.
For terms and conditions relating to related parties, refer to Note 29.

16.	Cash and bank balances

	31.12.2022 RMB’000	31.12.2023 RMB’000	31.12.2023 US$’000
Non-current
Long-term bank deposits	20,000	—	—

Current
Cash and cash equivalents	4,451,489	5,544,376	780,502
Short-term bank deposits (i)	351,567	467,096	65,755
Restricted cash	27,687	27,999	3,942

	4,830,743	6,039,471	850,199

Cash and bank balances	4,850,743	6,039,471	850,199

Note:

(i)
Short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2023 for the Group ranged from 2.8% to 5.8% (2022: 0.8% to 4.4%). These short-term bank deposits are not considered as cash equivalents.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

16.	Cash and bank balances (cont’d)

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interests at the respective short-term deposit rates. The interest rate of the bank deposits (excluding long-term and short-term bank deposits) as of December 31, 2023 for the Group ranged from 2.5% to 5.7% (2022: 1.3% to 5.2%).
As at December 31, 2023, there is fixed deposits of RMB 51.2 million (US$ 7.2 million) held with a related party (2022: RMB 36.6 million).
As of December 31, 2023, the Group’s restricted cash of RMB 28.0 million (US$ 3.9 million) (2022: RMB 27.7 million) was used as collateral by the banks for the issuance of bills to suppliers.
As of December 31, 2022 and 2023, the Group had RMB 518.0 million and RMB 534.5 million (US$ 75.2 million) respectively, of undrawn borrowing facilities in respect of which all conditions precedent had been met.
For the purpose of the statement of cash flows, cash and cash equivalents comprise the following at December 31:

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Cash at banks and on hand	3,730,372	4,963,232	698,692
Short-term bank deposits (i)	721,117	581,144	81,810

Cash and cash equivalents	4,451,489	5,544,376	780,502

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

	Leasehold land RMB’000	Building and office space RMB’000	Office furniture, fittings and equipment RMB’000	Motor vehicles RMB’000	Total RMB’000	Total US$’000
At January 1, 2022	304,645	40,118	51	—	344,814	48,541
Addition	—	49,421	—	314	49,735	7,001
Depreciation expenses	(12,324)	(30,772)	(14)	(19)	(43,129)	(6,071)
Disposal	(3,256)	—	—	—	(3,256)	(458)
Termination	—	(6,187)	—	—	(6,187)	(871)
Translation difference	—	159	5	—	164	22

At December 31, 2022 and January 1, 2023	289,065	52,739	42	295	342,141	48,164
Addition	—	31,082	—	1,002	32,084	4,517
Depreciation expenses	(12,282)	(33,671)	(7)	(111)	(46,071)	(6,486)
Disposal of subsidiary	(22,782)	—	—	—	(22,782)	(3,207)
Disposal	(5,564)	—	—	—	(5,564)	(783)
Termination	—	(1,382)	—	—	(1,382)	(195)
Translation difference	—	18	1	—	19	3

At December 31, 2023	248,437	48,786	36	1,186	298,445	42,013

Set out below are the carrying amounts of lease liabilities and the movements during the year:

	2022 RMB’000	2023 RMB’000	2023 US$’000
At January 1	40,531	59,641	8,396
Additions	49,735	32,084	4,517
Accretion of interest (Note 7.3)	1,547	1,969	277
Payments	(26,144)	(43,073)	(6,063)
Termination	(6,187)	(1,382)	(195)
Translation difference	159	42	6

At December 31	59,641	49,281	6,938

Current (Note 25)	31,433	33,272	4,684
Non-current (Note 25)	28,208	16,009	2,254

Total	59,641	49,281	6,938

China Yuchai International Limited
Notes to the Consolidated Financial Statements

17.	Leases (cont’d)

Group as a lessee (cont’d)

The following are the amounts recognized in profit of loss:

	2022	2023	2023
	RMB’000	RMB’000	US$’000

Depreciation charge for right-of-use assets	43,129	46,071	6,486
Interest expenses on lease liabilities (Note 7.3)	1,547	1,969	277
Expenses relating to short-term leases (included in selling, general and administrative expenses and research and development expenses)	25,022	18,275	2,573

Total amount recognized in profit or loss	69,698	66,315	9,336

In 2023, the Group had total cash outflows for leases of RMB 61.3 million (US$ 8.6 million) (2022: RMB 51.2 million). The Group also had non-cash
additions to
right-of-use
assets and lease liabilities of RMB 32.1 million (US$ 4.5 million) in 2023 (2022: RMB 49.7 million). The future cash outflows relating to leases that have not yet commenced are disclosed in Note 30.
Group as a lessor
The Group has entered into operating leases on some of its assets, including surplus offices and warehouses. These leases have terms between 1 to 20 years. Rental income recognized by the Group during the year is RMB 25.8 million (US$ 3.6 million) (2022: RMB 18.1 million).
Future minimum rental receivables under
non-cancellable
operating leases as of 31 December are as follows:

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Within 1 year
- related parties	17	2,012	283
- joint venture	1,587	3,329	469
- third parties	8,136	7,898	1,112
After 1 year but within 5 years
- related parties	17	7,988	1,125
- joint venture	6,292	11,697	1,647
- third parties	19,364	22,235	3,130
More than 5 years
- joint venture	9,690	7,504	1,056
- third parties	26,566	34,523	4,860

	71,669	97,186	13,682

China Yuchai International Limited
Notes to the Consolidated Financial Statements

18.	Issued capital

		31.12.2022	31.12.2023
		thousands	thousands
Issued capital
Authorized shares
Ordinary share of par value US$ 0.10 each		100,000	100,000

		Number of shares	RMB’000
Ordinary shares issued and fully paid
At January 1, 2022, December 31, 2022 and December 31, 2023		40,858,290	2,081,138

US$’000			292,969

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Special share issued and fully paid
One special share issued and fully paid at US$ 0.10 per share	*	*	*

*	Less than RMB 1 (US$ 1)
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

19.	Dividends declared and paid

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Declared and paid during the year
Dividends on ordinary shares:
Final dividend paid in 2023: US$ 0.28 per share (2022: US$ 0.40 per share)	109,684	80,238	11,295

Dividend paid in cash	109,684	80,238	11,295

China Yuchai International Limited
Notes to the Consolidated Financial Statements

20.	Reserves

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Statutory reserve
Statutory general reserve (i)
At January 1	283,531	310,029	43,644
Transfer from retained earnings	26,498	45,989	6,474

At December 31	310,029	356,018	50,118

General surplus reserve (ii)
At January 1 and December 31	25,706	25,706	3,619

Total	335,735	381,724	53,737

Capital reserves (iii)
At January 1	30,704	(4,196)	(591)
Issuance of put option to non-controlling interest of subsidiary	(34,900)	(14,040)	(1,976)

At December 31	(4,196)	(18,236)	(2,567)

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

(iii)
Capital reserves consist of reserve resulted from (i) a capital transaction in 2015 and (ii) the put option granted to the non-controlling
interests of Yuchai’s subsidiary in 2022 and 2023. Further details are given in Note 28.

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Other components of equity
Foreign currency translation reserve (i)	(44,699)	(27,971)	(3,937)
Performance shares reserve (ii)	19,758	19,758	2,781
Premium paid for acquisition of non-controlling interests	(9,463)	(7,986)	(1,124)
Fair value reserve of financial assets at FVOCI (iii)	(30,591)	(22,454)	(3,161)

Total	(64,995)	(38,653)	(5,441)

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
In
2021, 2022 and

2023, there was no expense arising from equity-settled share-based payment transactions.
Movements during the year
The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in share options during the year:

	Number of share options	WAEP		Number of share options	WAEP
	2022	2022		2023	2023
Outstanding at January 1 and December 31	270,000	US$	21.11	270,000	US$	21.11

Exercisable at December 31	270,000	US$	21.11	270,000	US$	21.11

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

The exercise price for options outstanding as of December 31, 2023 was US$21.11 dollar (2022: US$21.11 dollar).
The weighted average remaining contractual life for the share options outstanding as of December 31, 2023 was 0.6 (2022: 1.6) years.
The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.
There are no market conditions associated with the share options granted. Service conditions and non-market
performance conditions are not taken into account in the measurement of the fair value of the service to be received at the grant date.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

22.	Trade and other payables

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Current
Trade payables	4,199,072	3,999,224	562,986
Bills payables (i)	2,356,574	3,248,066	457,242
Other payables	319,723	402,516	56,664
Accrued expenses	159,735	226,745	31,920
Accrued staff costs	422,045	499,230	70,278
Refund liabilities	222,342	324,161	45,633
Dividend payable	30,205	30,899	4,350
Amount due to:
- joint ventures (trade)	67,556	83,590	11,767
- joint ventures (non-trade)	22	—	—
- related parties (trade)	296,219	303,393	42,710
- related parties (non-trade)	7,289	36,083	5,079

Financial liabilities carried at amortized cost (Note 32, Note 35)	8,080,782	9,153,907	1,288,629
Deferred grants (Note 27)	13,404	8,064	1,135
Advance from customers	254	248	35
Other tax payable	44,968	65,105	9,165

Total trade and other payables (current)	8,139,408	9,227,324	1,298,964

(i)
As of December 31, 202
3
, the bills payables include bills payable to joint ventures and other related parties amounted to RMB 4.0 million (US$ 0.6 million) (2022: RMB 36.3 million) and RMB 435.3 million (US$ 61.3 million) (2022: RMB 192.6 million) respectively.

(ii)	Terms and conditions of the above financial liabilities:

•	Trade and other payables are non-interest bearing and are normally settled on agreed credit terms ranging from 60 to 90 day terms.

•	The non-trade balances due to joint ventures and related parties are unsecured, interest-free and repayable on demand.

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Non-current
Other payables (i) (Note 32, Note 35)	189,366	181,155	25,502

(i)	This relates to accrual for bonus, which is non-interest bearing and not expected to be settled within next 12 months.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

23.	Provisions

	Provision for warranty	Provision for onerous contract	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
At January 1, 2022	248,199	4,829	253,028	35,620
Provision made	317,076	—	317,076	44,636
Provision utilized	(345,161)	—	(345,161)	(48,590)
Provision reversed	—	(4,829)	(4,829)	(680)

At December 31, 2022 and January 1, 2023	220,114	—	220,114	30,986
Provision made	414,021	—	414,021	58,283
Provision utilized	(375,910)	—	(375,910)	(52,918)
Disposal of a subsidiary	(2,145)	—	(2,145)	(302)

At December 31, 2023	256,080	—	256,080	36,049

24.	Contract liabilities

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Unfulfilled service-type maintenance services	195,245	155,192	21,847
Advance from customer	499,831	536,235	75,487

Total	695,076	691,427	97,334

Current	617,737	639,213	89,984
Non-current	77,339	52,214	7,350

Total contract liabilities (Note 6.2)	695,076	691,427	97,334

25.	Lease liabilities

	Interest rate	Maturity	31.12.2022	31.12.2023	31.12.2023
	%		RMB’000	RMB’000	US$’000

Current (Note 17)	1.3 - 6.7	2024	31,433	33,272	4,684

Non- current (Note 17)	1.3 - 6.7	2025-2034	28,208	16,009	2,254

China Yuchai International Limited
Notes to the Consolidated Financial Statements

26.	Loans and borrowings

	Weighted average interest rate	Maturity	31.12.2022
	%		RMB’000
Current

Renminbi denominated loans	0.9 – 3.7	2023	2,141,432

Non-current
Renminbi denominated loans	3.0	2025	200,000

	Weighted average interest rate	Maturity	31.12.2023	31.12.2023
	%		RMB’000	US$’000
Current
Renminbi denominated loans	1.2 – 2.1	2024	1,850,294	260,473

Non-current
Renminbi denominated loans	2.8	2025-2026	690,000	97,134

China Yuchai International Limited
Notes to the Consolidated Financial Statements

26.	Loans and borrowings (cont’d)

S$30.0 million credit facility with DBS Bank Ltd (“DBS”)
On June 25, 2021, the Company entered into an uncommitted revolving credit facility agreement with DBS with an aggregate value of S$ 30.0 million for renewal of the S$30.0 million facility that matured on June 1, 2021. The facility may be used to finance the Group general working capital requirements. Among other things, the terms of the facility required that at all times (i) the Company retains at least 76.4% ownership in Yuchai, (ii) HLA retains ownership of the special share, directly or indirectly retains at least 35% ownership of the Company and that the Company remains a subsidiary of HLA, and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also included certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not being less than US$ 400 million, and the ratio of the consolidated total debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 times.
S$30.0 million credit facility with MUFG Bank Ltd, Singapore Branch (“MUFG”)
On August 18, 2023, the Company entered into an uncommitted and unsecured multi-currency short-term loan agreement with MUFG for an aggregate value of S$ 30.0 million for renewal of the S$ 30.0 million facility that matured on March 17, 2020. The facility may be used to finance the Company’s general working capital requirements. Among other things, the terms of the facility required that at all times (i) HLA maintain legal and beneficial ownership of at least 7,290,000 issued and paid-up shares in the Company, and that the Company remains a consolidated subsidiary of HLA, (ii) the Company directly or indirectly retains at least 76.4% ownership in Yuchai, and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) not being less than US$ 120 million at all times and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.
US$30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“SMBC”)
On June 24, 2020, the Company entered into an uncommitted and unsecured multi-currency short-term revolving credit facility agreement with SMBC for an aggregate value of US$ 30.0 million for renewal of the US$ 30.0 million facility that matured on March 18, 2020. This facility may be used by to finance the Company’s general working capital requirements. The terms of the facility require, among other things, that HLA maintain legal and beneficial ownership of at least 7,290,000 issued and paid-up shares in the Company, retains ownership of the special share and that the Company remains a subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not less than US$ 200 million and the ratio of the Company’s consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements. On April 12, 2022, the Company enter into a supplement agreement with SMBC to amend the maximum tenor of each drawdown under the facility to 6 months for US$ and 3 months for S$.

27.	Deferred grants

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
At January 1	424,140	489,788	68,949
Received during the year	186,993	145,330	20,459
Grant disbursed to partner of joint project	(13,243)	(16,423)	(2,312)
Released to consolidated statement of profit or loss	(108,102)	(59,818)	(8,421)
Reclassification to other payables	—	(98,919)	(13,925)

At December 31	489,788	459,958	64,750

Current (Note 22)	13,404	8,064	1,135
Non-current	476,384	451,894	63,615

	489,788	459,958	64,750

The government grant that have been received in PRC was to support and fund Yuchai’s production facilities, research and development activities for product innovations and developments.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

28.	Other financial liability
In November 2022, Yuchai
Xin-Lan
received RMB 50.0 million from an investor for its 9.1% of shareholding in Yuchai
Xin-Lan.
In
February
2023, Yuchai
Xin-Lan
received another RMB 20.0 million
(
US$ 2.8 million
)
from two new investors for its 3.2% of shareholding in Yuchai
Xin-Lan.
At the same time, Yuchai has granted a put option to these investors
(non-controlling
interest of its subsidiary company, Yuchai
Xin-Lan).
These option
s
may be exercised at cost plus agreed interests (based on a fixed interest rate) if certain conditions are not met by end of 2027. Accordingly, the Group recognized a financial liability based on the present value of the amount payable upon exercise of the put. A corresponding capital reserve was recognized (Note 20).

29.	Related party disclosures
The ultimate parent
As of December 31, 2023, the controlling shareholder of the Company, HLA, indirectly owned 18,270,965, or 44.7% (2022: 18,270,965, or 44.7%), of the ordinary shares in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HL Technology Systems Pte. Ltd. (“HLT”), a wholly-owned subsidiary of HLC. HLT owns approximately 23.3% (2022: 23.3%) of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 21.4% (2022: 21.4%) of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under
Bye-Laws
of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.
In 2023, there were transactions other than dividends paid, between the Group and HLA of RMB 0.5 million (less than US$ 0.1 million) (2022: RMB 0.4 million; 2021: RMB 0.5 million). The transaction relates to consultancy fees charged by HLA.
Entity with significant influence over the Group
As of December 31, 2023, the Yulin City Government through Coomber Investment Ltd. owned 18.2% (2022: 17.2%) of the ordinary shares in the capital of the Company.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

29.	Related party disclosures (cont’d)

The following provides the significant transactions that have been entered into with related parties for the relevant financial year.

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Sales of engines and parts
- associates and joint ventures	393,440	411,010	924,971	130,212
- GY and its affiliates	3,223,785	2,262,306	2,034,304	286,376
Purchase of parts, supplies and engines
- associates and joint ventures	2,036,675	1,396,611	1,614,814	227,323
- GY and its affiliates	1,307,137	1,053,607	1,804,457	254,020
Hospitality, restaurant, consultancy and other service income charged to
- a joint venture	2,152	5,803	18,427	2,594
- GY and its affiliates	6,609	10,398	18,023	2,537
Service charge charged by
- joint ventures	5,023	128	2,094	295
Rental income
- joint ventures	4,415	4,634	3,834	540
- GY and its affiliates	275	580	12,227	1,721
Sales of an intangible asset to a joint venture	—	—	101,390	14,273
Property management service expenses
- GY and its affiliates	21,978	22,128	24,668	3,473
Selling, general and administrative expenses
- a joint venture	2,530	—	—	—
- GY and its affiliates	9,315	30,151	34,178	4,811
- HLA and its affiliates	7,188	8,994	9,194	1,294
Delivery, storage, distribution and handling expenses
- GY and its affiliates	300,699	201,669	212,566	29,924
Payment for lease liabilities
- GY and its affiliates	17,215	19,802	19,615	2,761
Purchases of vehicles and machineries
- GY and its affiliates	3,460	2,513	—	—

China Yuchai International Limited
Notes to the Consolidated Financial Statements

29.	Related party disclosures (cont’d)

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.
The transactions with related parties are made at terms agreed between the parties.
Compensation of key management personnel of the Group

	31.12.2021	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	RMB’000	US$’000
Short-term employee benefits	25,289	25,011	30,147	4,244
Contribution to defined contribution plans	273	208	305	43

	25,562	25,219	30,452	4,287

The
non-executive
directors do not receive pension entitlements from the Group.

30.	Commitments and contingencies
Operating lease commitments - Group as lessee
The Group has various lease contracts that have not yet commenced as of December 31, 2023. The future lease payments for these non-cancellable
lease contracts are as follows:

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Within 1 year	—	98	14
After 1 year but within 5 years	—	198	28
After 5 years	—	—	—

	—	296	42

Capital commitments
As of December 31, 2022 and 2023, the Group had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not paid and not recognized in financial statements amounting to RMB 319.5 million and RMB 175.9 million (US$ 24.8 million) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 5.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Segment information
For management purposes, the Group is organized into business units based on their products and services, and has two reportable operating segments as follows:

•	Yuchai primarily conducts manufacturing for on- and off-road powertrain solutions and applications which are mainly distributed in the PRC market.

•	HLGE is engaged in hospitality and property development activities conducted mainly in the PRC and Malaysia. HLGE is listed on the Main Board of the Singapore Exchange.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

Year ended December 31, 2021	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Revenue
Total external revenue (Note 6.1)	21,254,134	11,796	—	—		21,265,930

Results
Interest income	129,520	1,363	1,200	—		132,083
Interest expense	(111,747)	(19)	(26)	—		(111,792)
Depreciation and amortization	(567,465)	(5,221)	(910)	—		(573,596)
Share of results of associates and joint venture	(96,658)	763	—	—		(95,895)
Income tax expense	(29,043)	(245)	—	(14,528	) (1)	(43,816)

Other material non-cash items
Impairment of property, plant and equipment	(7,227)	—	—	—		(7,227)
Warranties	(292,157)	—	—	—		(292,157)

Segment profit after tax	443,499	(6,728)	(20,321)	(8,556)		407,894

Total assets	23,897,506	368,415	2,146,060	(1,506,672)		24,905,309

Total liabilities	(13,206,953)	(10,322)	(13,550)	(59,140	) (2)	(13,289,965)

Other s
Investment in joint ventures	147,106	3,989	—	—		151,095
Capital expenditure	474,562	4,310	19	—		478,891

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Segment information (cont’d)

Year ended December 31, 2022	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Revenue
Total external revenue (Note 6.1)	15,997,766	32,870	—	—		16,030,636

Results
Interest income	116,668	2,902	12,309	—		131,879
Interest expense	(90,846)	(49)	(14)	—		(90,909)
Depreciation and amortization	(619,000)	(4,770)	(922)	—		(624,692)
Share of results of associates and joint venture	(29,554)	461	—	—		(29,093)
Income tax expense	(47,555)	(39)	(9)	(11,462	) (1)	(59,065)

Other material non-cash items
Impairment of property, plant and equipment	(17,278)	—	—	—		(17,278)
Warranties	(317,076)	—	—	—		(317,076)

Segment profit after tax	354,865	5,152	(18,245)	(6,111)		335,661

Total assets	23,020,241	405,871	2,215,652	(1,504,208)		24,137,556

Total liabilities	(12,220,938)	(12,062)	(14,256)	(55,236	) (2)	(12,302,492)

Other s
Investment in joint ventures	150,219	4,484	—	—		154,703
Capital expenditure	352,737	564	47	—		353,348

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Segment information (cont’d)

Year ended December 31, 2023	Yuchai	HLGE	Corporate	Eliminations/ adjustment		Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	US$’000
Revenue
Total external revenue (Note 6.1)	18,015,280	31,069	—	—		18,046,349	2,540,451

Results
Interest income	108,792	9,545	35,792	—		154,129	21,697
Interest expense	(95,483)	(42)	(62)	—		(95,587)	(13,456)
Depreciation and amortization	(659,426)	(4,934)	(705)	—		(665,065)	(93,624)
Gain on disposal of a subsidiary	113,042	—	—	—		113,042	15,913
Share of results of associates and joint venture	62,041	37	—	—		62,078	8,739
Income tax expense	(131,021)	(535)	(14,048)	(2,892	) (1)	(148,496)	(20,904)

Other material non-cash items
Impairment of property, plant and equipment	(44,667)	—	—	—		(44,667)	(6,288)
Warranties	(414,021)	—	—	—		(414,021)	(58,283)

Segment profit after tax	431,697	9,534	(11,420)	(6,955)		422,856	59,527

Total assets	24,579,069	423,968	2,258,575	(1,503,994)		25,757,618	3,625,995

Total liabilities	(13,486,829)	(11,307)	(22,070)	(61,787	) (2)	(13,581,993)	(1,911,987)

Other s
Investment in joint ventures	235,558	1,671	—	—		237,229	33,396
Capital expenditure	176,782	2,059	35	—		178,876	25,181

Note:

(1)	This relates mainly to the deferred tax expense relating to withholding tax on dividends from Yuchai.

(2)	This relates mainly to the deferred tax liabilities relating to cumulative withholding tax on dividends that are expected to be declared from income earned after December 31, 2007 by Yuchai.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

31.	Segment information (cont’d)

Geographic information
The geographic information for revenue from external customers is disclosed in Note 6.1.
Major customer
Revenues from two customers of Yuchai segment amounted to
RMB 2,433.2 million (US$ 342.5 million) (2022: RMB 2,346.9 million; 2021: RMB 5,231.7 million) and RMB 2,034.3
million (US$ 286.4 million) (2022: RMB
2,262.3 million; 2021: RMB 3,223.8 million) respectively.
Non-current
assets

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
People’s Republic of China	6,281,907	5,957,205	838,617
Other countries	90,520	87,554	12,325

	6,372,427	6,044,759	850,942

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
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk.
The sensitivity analyses in the following sections relate to the position as of December 31, 2022 and 2023.
The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2023.
The analyses exclude the impact of movements in market variables on provisions and on the non-financial
assets and liabilities of foreign operations.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

32.	Financial risk management objectives and policies (cont’d)

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates to the Group’s interest-bearing loans and borrowings from banks. The interest-bearing loans and borrowings of the Group are disclosed in Note 26.
The Group manages its interest rate risk by having a mixture of fixed and variable rates for its loans and borrowings.
Interest rate sensitivity
The sensitivity analyses below have been determined based on the exposure to interest rates for interest-bearing loans and borrowings at the end of the reporting period and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis points increase or decrease is used and represents management’s assessment of the possible change in interest rates.
If interest rate had been 50 (2022: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2023 of the Group would increase/decrease by RMB 12.7 million (US$ 1.8 million) (2022: increase/decrease by RMB 11.7 million).

Foreign currency exchange rate risk
Foreign currency exchange rate risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign currency exchange rates. The Group’s exposure to this risk relates primarily to the cash and bank balances, purchases and sales that are denominated in currencies other than the respective functional currencies of the entities within the Group. The currencies giving rise to this risk are primarily the Singapore Dollar, US Dollar and Euro.
Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

32.	Financial risk management objectives and policies (cont’d)

Foreign currency exchange rate risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2022
	Singapore Dollar	Euro	US Dollar	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	1,504	7,328	4,484	218
Cash and bank balances	166,517	1,282	26,521	15,340
Financial liabilities	(202)	—	—	—
Trade and other receivables	(5,064)	(11,586)	(7,258)	(2,579)

Net assets/(liabilities)	162,755	(2,976)	23,747	12,979

	31.12.2023
	Singapore Dollar	Euro	US Dollar	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	1,700	13,686	7,221	377
Cash and bank balances	157,073	5,337	18,162	24,114
Financial liabilities	(1,565)	—	—	—
Trade and other payables	(7,568)	(13,689)	(20,453)	(12,795)

Net assets/(liabilities)	149,640	5,334	4,930	11,696

US$’000	21,065	751	694	1,646

Foreign currency exchange rate risk sensitivity
A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Singapore Dollar	16,276	14,964	2,107
Euro	(298)	533	75
US Dollar	2,375	493	69

China Yuchai International Limited
Notes to the Consolidated Financial Statements

32.	Financial risk management objectives and policies (cont’d)

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
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed for all customers requiring credit.
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

Credit risk (cont’d)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Trade receivables
			Days past due
As of December 31, 2022	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	2.1%	—	0.2%	0.2%	0.6%	63.1%
Estimated total gross carrying amount at default	1,549,462	1,138,365	216,355	80,132	63,477	51,133
Expected credit loss	33,247	—	500	124	372	32,251

		Trade receivables
			Days past due
As of December 31, 2023	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	4.8%	—	0.1%	0.8%	2.2%	59.7%
Estimated total gross carrying amount at default	1,148,682	521,234	350,376	97,382	93,015	86,675
Expected credit loss	54,894	—	294	753	2,067	51,780

At December 31, 2023, the Group had top 5 customers (2022: top 5 customers) that owed the Group more than RMB 597.7 million (US$ 84.1 million) (2022: RMB 993.1 million) and accounted for approximately 40.0% (2022: 53.5%) of trade receivables (including trade amounts due from related parties
but excluding bills receivables) respectively. These customers are located in the PRC. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 15. The Group’s share of bills receivables of a joint venture which was used as collateral as security is disclosed in Note 5.
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
The table below summarizes the maturity profile of the Group’s financial assets and liabilities, as well as lease liabilities, based on contractual undiscounted payments.

	1 year or less	2 to 5 years	After 5 years	Total
As of December 31, 2022	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Trade and bills receivables	6,487,095	—	—	6,487,095
Other receivables, excluding tax recoverable	434,750	—	—	434,750
Cash and bank balances	4,830,743	20,000	—	4,850,743

	11,752,588	20,000	—	11,772,588

Financial liabilities
Loans and borrowings	2,158,839	209,400	—	2,368,239
Trade and other payables (Note 22)	8,080,782	189,366	—	8,270,148
Lease liabilities	33,102	26,928	216	60,246
Other financial liability	—	—	58,212	58,212

	10,272,723	425,694	58,428	10,756,845

	1 year or less	2 to 5 years	After 5 years	Total	Total
As of December 31, 2023	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Financial assets
Trade and bills receivables	7,412,577	—	—	7,412,577	1,043,495
Other receivables, excluding tax recoverable	823,650	—	—	823,650	115,949
Cash and bank balances	6,039,471	—	—	6,039,471	850,199

	14,275,698	—	—	14,275,698	2,009,643

Financial liabilities
Loans and borrowings	1,880,251	710,772	—	2,591,023	364,748
Trade and other payables (Note 22)	9,153,907	181,155	—	9,335,062	1,314,131
Lease liabilities	32,436	18,016	797	51,249	7,215
Other financial liability	—	81,368	—	81,368	11,454

	11,066,594	991,311	797	12,058,702	1,697,548

China Yuchai International Limited
Notes to the Consolidated Financial Statements

33.	Capital management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
The capital structure of the Group consists of net debts and equity attributable to the equity holders of the Company as disclosed in the table below. Management reviews the capital structure on an on-going basis, considering the cost of capital, the tenure and the risks associated with each class of capital. Management makes adjustments to capital structure, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.
There were no changes in the Group’s approach to capital management.

	31.12.2022	31.12.2023	31.12.2023
	RMB’000	RMB’000	US$’000
Loans and borrowings (current and non-current)	2,341,432	2,540,294	357,607
Lease liabilities (current and non-current)	59,641	49,281	6,938
Trade and other liabilities (current and non-current)	8,374,724	9,475,529	1,333,905
Less: Cash and bank balances	(4,850,743)	(6,039,471)	(850,199)

Net debts	5,925,054	6,025,633	848,251
Equity attributable to equity holders of the Company	9,008,946	9,226,528	1,298,853

Total capital and net debts	14,934,000	15,252,161	2,147,104

As disclosed in Note 20, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable
statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2022 and 2023.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

34.	Fair value measurement
Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2022:

Fair value measurement using
	Date of valuation		Quoted prices in active markets	Significant observable inputs
		Total	(Level 1)	(Level 2)
		RMB’000	RMB’000	RMB’000
Assets measured at fair value
Debt financial assets ( i ) :
Bills receivable	December 31, 2022	3,227,295	—	3,227,295

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2023:

Fair value measurement using
	Date of valuation			Quoted prices in active markets	Significant observable inputs
		Total	Total	(Level 1)	(Level 2)
		US$’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Debt financial assets (i) :
Bills receivable	December 31, 2023	539,132	3,829,777	—	3,829,777

Note:

(i)
The fair values of the Group’s debt financial assets at fair value through OCI were measured using the discounted cash flows model. The model incorporates market observable input including the interest rate of similar instruments.

There have been no transfers between Level 1 and Level 2 during 2023 and 2022.

China Yuchai International Limited
Notes to the Consolidated Financial Statements

35.	Financial assets and financial liabilities

	Note	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2022

Financial assets
Trade and bills receivable	15	3,259,800	3,227,295	—	6,487,095
Other receivables	15	434,750	—	—	434,750
Cash and bank balances	16	4,850,743	—	—	4,850,743

		8,545,293	3,227,295	—	11,772,588

Financial liabilities
Trade and other payables	22	—	—	8,270,148	8,270,148
Loans and borrowings	26	—	—	2,341,432	2,341,432
Other financial liability	28	—	—	45,950	45,950

		—	—	10,657,530	10,657,530

	Note	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2023

Financial assets
Trade and bills receivable	15	3,582,800	3,829,777	—	7,412,577	1,043,495
Other receivables	15	823,650	—	—	823,650	115,949
Cash and bank balances	16	6,039,471	—	—	6,039,471	850,199

		10,445,921	3,829,777	—	14,275,698	2,009,643

Financial liabilities
Trade and other payables	22	—	—	9,335,062	9,335,062	1,314,131
Loans and borrowings	26	—	—	2,540,294	2,540,294	357,607
Other financial liability	28	—	—	67,050	67,050	9,439

		—	—	11,942,406	11,942,406	1,681,177

China Yuchai International Limited
Notes to the Consolidated Financial Statements

35.	Financial assets and financial liabilities (cont’d)

Changes in liabilities arising from financing activities

	January 1, 2022	Cash flows	Addition	Accretion of interest	Termination	Translation reserve	Others	December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2022

Loans and borrowings
- current	2,103,000	(61,568)	—	—	—	—	100,000	2,141,432
- non-current	100,000	200,000	—	—	—	—	(100,000)	200,000
Lease liabilities
- current	27,125	(26,144)	—	1,547	(6,187)	239	34,853	31,433
- non-current	13,406	—	49,735	—	—	(80)	(34,853)	28,208
Other financial liability	—	—	45,675	275	—	—	—	45,950

Total liabilities from financing activities	2,243,531	112,288	95,410	1,822	(6,187)	159	—	2,447,023

	January 1, 2023	Cash flows	Addition	Accretion of interest	Termination	Translation reserve	Others	December 31, 2023	December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2023

Loans and borrowings
- current	2,141,432	(291,138)	—	—	—	—	—	1,850,294	260,473
- non-current	200,000	490,000	—	—	—	—	—	690,000	97,134
Lease liabilities
- current	31,433	(43,073)	—	1,969	(1,382)	—	44,325	33,272	4,684
- non-current	28,208	—	32,084	—	—	42	(44,325)	16,009	2,254
Other financial liability	45,950	—	18,372	2,728	—	—	—	67,050	9,439

Total liabilities from financing activities	2,447,023	155,789	50,456	4,697	(1,382)	42	—	2,656,625	373,984

The ‘Others’ column includes the effect of reclassification of non-current
portion of loans and borrowings, including obligations under lease liabilities due to the passage of time.

36.	Comparative figures
Management has reclassified certain freight charges from selling, general and administrative expenses to cost of sales. These freight charges were incurred prior to ownership transfer as part of the obligation to fulfil deliveries to the customers. Accordingly, the comparative figures in the Consolidated Statement of Profit or Loss for the full year ended December 31, 2021 and 2022 had been adjusted to conform with the current year’s presentation. The changes to 2021 and 2022 comparatives have no impact on the operating profit for the period of the Group, its Consolidated Statement of Financial Position or Consolidated Statement of Cash Flows.