Form 20-F
period 2024-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2025-04-25
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

Common Stock, par value US$0.10 per Share	CYD	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, 37,518,322 shares of Common Stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding (excluding 3,339,968 shares held as treasury shares).

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

Certain Definitions and Supplemental Information

All references to “China” and “PRC” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar” or “US$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 7.1738 = US$1.00, the rate quoted by the People’s Bank of China, or the PBOC, on February 28, 2025, and (ii) from Singapore dollar to US dollar at the rate of S$1.3493 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 28, 2025. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

As used in this Annual Report, unless the context otherwise requires, the terms “the Company”, “the Group”, “CYI”, “we”, “us”, “our” and “our Company” refer to China Yuchai International Limited, or as the context requires, China Yuchai International Limited and its subsidiaries. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited and its subsidiaries and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory, or Yulin Diesel. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Group Company, which became a shareholder of Yuchai. All references herein to “GY” are to Guangxi Yuchai Machinery Group Company (formerly known as Guangxi Yuchai Machinery Holdings Company, and also Guangxi Yuchai Machinery Group Company Limited). All references herein to “the GY Group” are to GY and its subsidiaries. In May 1993, in order to finance further expansion, Yuchai sold shares to the Company. All references herein to “Foreign Shares” are to the shares sold by Yuchai to non-Chinese legal and natural persons (currently only CYI). All references to “HLGE” are to HL Global Enterprises Limited (formerly known as HLG Enterprise Limited); and all references to the “HLGE group” are to HLGE and its subsidiaries. All references to "MGP" are to Guangxi Yuchai Marine and Genset Power Co., Ltd., or as the context requires, Guangxi Yuchai Marine and Genset Power Co., Ltd. and its subsidiaries. All references to “Yuchai Simlan” are to Yuchai Simlan Technology Co., Ltd. (formerly known as Yuchai Xin-Lan New Energy Power Technology Co., Ltd.), or as the context requires, Yuchai Simlan Technology Co., Ltd. and its subsidiaries.

As of December 31, 2024, 37,518,322 shares of our Common Stock, par value US$0.10 per share, or Common Stock, (excluding 3,339,968 shares held as treasury shares) and one special share, par value US$0.10, were issued and outstanding. The weighted average shares of Common Stock outstanding during the year was 39,325,763. Unless otherwise indicated herein, all percentage share amounts with respect to the Company are based on the weighted average number of shares of 39,325,763 for 2024. As of February 28, 2025, 37,518,322 shares of our Common Stock (excluding 3,339,968 shares held as treasury shares), and one special share, par value US$0.10, were issued and outstanding.

In China, Euro emission standards are equivalent to National emission standards, and references to National emission standards are equivalent to references to Euro emission standards. All references to Tier-3 and Tier-4 emission standards are to emission standards adopted by the Ministry of Ecology and Environment of the People’s Republic of China, or the “MEE”, applicable to diesel engines used in off-road machinery.

All references to “CAAM” are to the China Association of Automobile Manufacturers. Unless stated otherwise, all data related to the commercial vehicle market in China in this Annual Report is attributed to CAAM.

Our consolidated financial statements are reported in Renminbi and prepared in conformity with IFRS accounting standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). Totals presented in this Annual Report may not correctly total due to rounding of numbers. References to a particular fiscal year are to the period ended December 31 of such year.

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

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those described in Item 3.D. of this Annual Report. If any of those risks are realized, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary list of the key risks to our business:

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

•
China’s vehicle industry is continuing its transition to new energy vehicles, with growth in new energy vehicles seen in truck and bus markets in addition to passenger cars. This may lead to decrease in demand for our engines affecting our market share and profitability.
•
If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.
•
We are subject to risks associated with being subject to U.S. and European trade controls laws and regulations.
•
Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.
•
We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential.
•
We are subject to risks associated with strategic alliances, including joint ventures.
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
•
We and our subsidiaries utilize equity incentive plans to attract, retain, and motivate management and employees which can have a dilutive effect on your investment in us and our interests in our subsidiaries.

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

Our operations and performance are significantly influenced by economic factors in China and globally such as GDP growth, industrial output, consumer spending and trade dynamics. These factors directly or indirectly influence the demand for our products in various market sectors, including transportation, construction, agriculture, industrial, new energy, marine and power generation.

The interconnectivity of the global economy further amplifies these risks. Economic events and trends in major markets like the United States and Europe, as well as emerging economies in the Asia-Pacific region, can impact the economic and industrial conditions in China. Trade tensions, geopolitical instability, and evolving regulatory or environmental policies in these markets can disrupt supply chains, shift consumer preferences, and create ripple effects on global trade flows and economic activities, ultimately influencing demand for our products sold both in China and overseas.

In particular, should global trade be negatively impacted over sustained periods as a result of rising tariff and non-tariff barriers imposed by countries around the world, our ability to grow our exports may be constrained. This impact could be direct, in the case of restrictions or higher costs associated with exporting our products, or indirect, where trade limitations affect the final products or equipment into which our engines are installed. These trade barriers could limit market access, affect our competitive advantages, and increase compliance and logistics costs, all of which could adversely affect our overseas sales and long-term growth strategy in international market.

The performance of the Chinese economy affects, to a significant degree, our financial condition, results of operations, business and prospects. Adverse changes in Chinese and global economy, such as slowing GDP growth, reduced industrial output, or declining customer confidence, could increase costs associated with product development, decrease the availability of potential sources of financing, raise financing costs, and increase our exposure to material losses from our investments. Any of these outcomes could have a material adverse impact on our financial condition and operating results.

The diesel engine business in China is dependent in large part on relevant government policies. As a result, our financial condition, results of operations, business and prospects could be adversely affected by changes in government policies in China.

Our business is heavily dependent on government policies, which significantly influence various aspects of the industry, including productions, emission regulations, subsidies, and market demand. Changes in these policies could adversely affect our financial condition, results of operations, business, or prospects.

Government policies in China regarding emissions standards and fuel efficiency requirements directly impact the design, production, and sale of engines, as well as market demand for new energy products. These policies serve as the framework within which we operate, and directly influence our strategies and activities across various aspects of our business. In recent years, the Chinese government has prioritized energy conservation and carbon reduction, exemplified by its commitment to achieving peak carbon emissions by 2030 and carbon neutrality by 2060. This has led to the introduction of policies that may de-emphasize traditional engines, such as diesel engines, and encourage increased use of cleaner energy alternatives. Such changes could adversely impact our financial condition and market position. Compliance with stringent emission and fuel efficiency standards requires significant investment in advanced technologies to optimize engine performance while minimizing environmental impacts.

Government policies influence market demand by shaping economic conditions, infrastructure development, and investment in transportation sectors. For instance, policies promoting construction of highways, railways, and ports can drive demand for heavy-duty vehicles powered by engines, while subsidies or incentives for agricultural machinery can boost our sales in the agricultural sector. The government incentive schemes have, directly or indirectly, contributed to our overall engine sales in the past. However, government policies are subject to change, and we cannot guarantee our continuous compliance with or benefit from the government policies.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. However, since the year ended December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective for the financial years ended December 31, 2012 to 2024. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting for the financial years ended December 31, 2012 to 2024.

We cannot assure you that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations, which in turn could cause our shares to be delisted or suspended from trading on the New York Stock Exchange, or NYSE. In addition, any such failure could result in material misstatements in our financial statements and require us to restate our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

We depend on and expect to continue to depend on our largest customers for a significant percentage of our sales.

Sales to our top five customers accounted for approximately 39.1% of our total revenue in 2024. Our top customer is a leading automobile manufacturer group in China. In 2024, sales to our top customer as a group accounted for approximately 16.2% of our total revenue, including approximately 7.4% to one entity within the group. Although we consider our relationship with our top customers to be good, the loss of one or more of our top customers, whether singly or combined together, would have a material adverse effect on our financial condition, results of operations, business or prospects.

Our dependency on purchases made by our top customers exposes us to risks associated with their liquidity and purchasing decisions. Any adverse changes in their financial stability, market position, or purchasing patterns could adversely impact our sales volume and revenue. We cannot assure you that our top customers will be able to repay all the money they owe to us or continue purchasing the same volume of products from us, which would reduce our overall sales volume. In addition, fluctuations in the economic environment or industry-specific challenges may lead to reduced demand from these major customers, further intensifying the risks.

Our top customer is part of our competitor’s group of companies, which also operates in the engine market in China. Although we believe that the companies within our top customer’s group generally make independent purchasing decisions based on end-user preferences, we cannot assure you that manufacturers associated with our top customer will not preferentially purchase engines manufactured by companies within their own group over those manufactured by us.

We are dependent on our suppliers, some of whom are our single source suppliers, for the components they supply.

Our engines contain parts or components that we purchase from external suppliers, and some of these suppliers serve as our single source for the relevant components. This dependency presents a significant risk, as any disruption in the supply chain — whether due to logistical issues, financial instability, or other unforeseen circumstances — could lead to delays or halts in our manufacturing activities. Such disruptions could adversely impact our ability to deliver orders and meet customer demands, potentially resulting in contractual defaults, lost revenue and increased costs. We generally do not enter into long-term agreements with our suppliers in order to maintain flexibility in our own procurement and sourcing processes. However, there can be no assurance that we would be able to successfully secure alternative suppliers or the necessary parts and components to meet our requirements on a timely basis, on acceptable terms or at all. Our dependence on single-source suppliers could lead to quality control challenges, higher costs and limited adoption of new technologies. The financial stability of these suppliers is also crucial, as their financial distress could significantly disrupt our supply chain. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis or at all. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

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

We believe that the excess capacity in the diesel engine industry has arisen from time to time, due to fluctuations in market demand. Any excess capacity or decrease in demand in our industry could lead to a decrease in prices of diesel engines. As we and our competitors compete through lower prices, this could adversely impact our revenues, margins and overall profitability. Furthermore, if restrictions and tariffs on the import of motor vehicles and motor vehicle parts into China are reduced, competition could increase significantly. An increase in competition as a result of these various factors, operating singly or together, may adversely affect our financial condition, results of operations, business or prospects as a result of lower gross margins, higher fixed costs or decreasing market share.

Our long-term business prospects will depend largely upon our ability to develop and introduce new and improved products in response to market demands at competitive prices. Our competitors in the diesel engine markets may be able to introduce new or improved products that are more favorably received by customers. Competition in the end-user markets could also lead to technological improvements and advances that render our current products obsolete earlier than expected, in which case we may have to depreciate or impair our production equipment more rapidly than planned. Failure to introduce or delays in the introduction of new or improved products at competitive prices could have a material adverse effect on our financial condition, results of operations, business or prospects.

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

China’s vehicle industry is continuing its transition to new energy vehicles, with growth in new energy vehicles seen in truck and bus markets in addition to passenger cars. This may lead to decrease in demand for our engines affecting our market share and profitability.

China has set targets to reduce carbon emissions and enhance energy efficiency, which has led to increased support for the development and adoption of electric vehicles (EVs), hybrid vehicles, and other alternative energy technologies such as hydrogen powered and fuel cell vehicles (collectively “NEVs”). According to the New Energy Vehicle Industry Development Plan (2021 - 2035), China aims for NEVs to account for 20% of total vehicle sales by 2025 and to become a global leader in NEV technology by 2035. A series of policies and measures have been implemented to achieve these targets, including subsidies for NEV purchases, tax incentives, and investment in charging infrastructure. Many provincial and municipal governments offer additional support, such as parking privileges, toll exemptions, and subsidies for NEV purchases, to encourage consumer adoption. These policies have set specific industrialization goals for NEVs, in terms of annual and cumulative production and sales, promote the sales of NEVs, including EVs in China. According to CAAM, approximately 12.9 million units of NEVs were sold in 2024, representing 40.9% of the total vehicles sold of 31.4 million units for the year.

These developments underscore the importance of aligning our strategies with China's evolving automotive landscape. Yuchai conducts its research and development, production and sales of NEV products through Yuchai Simlan and its subsidiaries. The foregoing incentive and preferable policies require us to effectively adapt to these regulatory changes, while managing competitive pressures and shifting consumer preferences. Failure to effectively respond to these trends could adversely impact our market position, financial performance, and long-term prospects in China’s vehicle industry.

Given that diesel engines account for the majority of our sales volume, if the market for NEV continues to develop or develops more quickly than we expect, the additional competition resulting from the growing NEV development could reduce demand for our diesel engines, which could adversely affect our business, financial condition, results of operations and prospects. For information on Yuchai’s new energy products, see “Item 4. Information on the Company – B. Business Overview – Products and Key Product Development – New Energy Products.”

If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.

Given the highly competitive nature and ongoing evolution of the diesel engine industry in China, we will have to continually improve our existing engine products, develop new products and enter into new markets in order to remain competitive. Our long-term business prospects largely depend upon our ability to develop and introduce new or improved products at competitive prices and enter into new local and overseas markets. These future products may utilize different technologies and require market expertise beyond our current scope. We have dedicated substantial resources to improving our product technology, ensuring their competitiveness in the market. Yuchai offers a portfolio of diesel and natural gas engines, along with the development of new energy powertrain systems and environmentally friendly hybrid engines. There is no assurance that our efforts will be successful, or that our new products will be attractive to customers. Research and development efforts may not yield successful outcomes, and our products may not meet all customer needs or gain market acceptance. Additionally, competitors may develop technology more quickly or profitably than us. Failure to yield successful technologies and products could adversely affect our business, financial condition, and results of operations.

The technological requirements to comply with National VI and Tier-4 emission standards, and our commitment to preparing for more stringent or advanced technological requirements in the future, have required us to deploy significant resources on improving major engine components, systems and aftertreatment systems which has led to increased costs. The high cost of rare metal supply has resulted in a more expensive exhaust aftertreatment system. If such cost increase cannot be entirely transferred to our customers and the original equipment manufacturers, it could adversely affect our margins and profitability.

The development of a sustainable market for natural gas and alternative fuel combustion engines and new energy power systems in China may be affected by many factors, some of which are beyond our control, including:

•
shifts in government policies, emission standards, or subsidies for alternative energy technologies;
•
the emergence of newer, more competitive technologies and products;
•
the prices and availability of oil and natural gas and other alternative energy in the future;
•
the successful development of natural gas refueling infrastructure for natural gas engines;

•
the successful development of new energy powertrain and control systems; and
•
fluctuations in consumer and industrial demand for natural gas and alternative fuel vehicles.

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

We may face risks associated with securing sufficient financing to meet increased funding requirements in the future, in particular for expansion of our existing business and new energy business and product development. The expansion of our existing business and new energy business and product development requires significant capital investment. While we are utilizing our operating cash flows to invest in these areas, the scale of our future investments may require us to obtain additional funding, including through additional borrowings and by accessing the equity and debt capital markets. Without adequate funding, we could face critical challenges in developing the necessary technological and operational capabilities, which could hinder our ability to compete effectively in the rapidly evolving market. To bridge the gap, we may need to seek additional funding through loans, equity investments, or strategic partnerships. However, securing such financing is subject to various uncertainties, including our operational results, financial condition, cash flow, and broader economic, political, and market conditions in China.

Our ability to obtain external financing is further influenced by factors such as China’s policies on foreign currency borrowings and the state of both domestic and international capital markets. For instance, the PBOC has adjusted loan prime rates multiple times in recent years, with the one-year rate declining from 3.55% in June 2023 to 3.1% in October 2024, and the five-year rate decreasing from 4.2% to 3.6% over the same period. While the PBOC has emphasized maintaining stability and ensuring ample liquidity, there is no assurance that the rate will not be increased in the future which could affect our borrowing from the banks or increase our funding costs. Changes in interest rates and market liquidity conditions could have an adverse impact on our earnings, cash flows and ability to secure financing, potentially affecting our business, financial condition, results of operations and prospects. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may further exacerbate these challenges.

The success of our investments in our new energy business and product development also depends on our ability to accurately align the timing and direction of these investments to meet market demand. To position ourselves and fast track market penetration of our products, we may seek to expand our existing customer base and invest in additional sales and distribution channels. These objectives may require significant additional investments and potentially require additional external funding. There can be no assurance that we will be able to obtain such external funding on commercially attractive terms, in a timely manner or at all. Relying on external funding sources introduces risks such as increased financial leverage, dilution of ownership, or dependency on third-party investors. These factors could impact our financial stability and operational flexibility.

We are subject to risks associated with strategic alliances, including joint ventures.

We have entered into strategic alliances, including joint ventures, in the past with various third parties to further our business purpose, and we may do so in the future from time to time. We cannot guarantee that our strategic alliances including joint ventures will be successful, profitable, or achieve their intended objectives. The success of these partnerships depends on a variety of factors, including market conditions, the regulatory environment, technological advancements, and the performance of our business partners. If these alliances or joint ventures fail to perform as expected, our financial condition, results of operations, and business prospects could be materially affected. These alliances could subject us to a number of risks, including risks associated with sharing propriety information and non-performance by third parties, among others.

We have entered into the following major strategic alliances:

•
Y&C Engine Co., Ltd. (“Y&C”) is a 45% joint venture of Yuchai established in 2009 with Jirui United Heavy Industry Co., Ltd. and Shenzhen City Jiusi Investment Management Co., Ltd. Y&C focuses on production of heavy-duty vehicle engines.

•
MTU Yuchai Power Company Limited (“MTU Yuchai Power”), established in January 2017, is currently a 50-50 joint venture between our subsidiary, MGP and MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power Systems, for producing the MTU Series 4000 diesel engines for power generation and oil & gas applications primarily for the China market. MGP and MTU entered a second phase of cooperation in 2024, extending MTU Yuchai Power's production and localization of the MTU Series 4000, and adding new production and sales of the MTU Series 2000 and the Yuchai branded VC series diesel engines in MTU Yuchai Power, to meet the rapid growth in domestic and overseas power generation markets.
•
Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem Yuchai”) is a 49% joint venture of Yuchai established in December 2018 with Purem International GmbH (formerly known as Eberspaecher Exhaust Technology International GmbH) to produce and market new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery.
•
Yuchai Simlan was formerly a wholly-owned subsidiary of Yuchai and has become an 87.7% owned subsidiary since February 2023 after receiving investments from Nanning Industrial Investment New Energy Automobile Investment Company and another two unrelated investors. Yuchai Simlan engages in research and develop activities to create new production capacity for new energy technologies, including fuel cell systems, range extenders, hybrid power and electric drive systems. In January 2025, Yuchai Simlan entered into a 47.50% joint venture of Core Power Source Technology (JiangSu) Co., which aims to operate as an integrator of range extender hybrid systems. This partnership aligns with Yuchai Simlan's strategy to expand its presence in the new energy sector and enhance its capabilities in innovative power solutions.
•
Yuchai Cynland (Jiangsu) Hyentech Co., Ltd. (“Cynland Hyentech”), formerly known as Yuchai Xin-Lan (Jiangsu) Hydrogen Energy Technology Co., Ltd., was incorporated by Yuchai in October 2021 to support its strategic research and development plans. In March 2023, Yuchai transferred its 100% stake of Cynland Hyentech to Yuchai Simlan. The conveyance of Cynland Hyentech was effected in furtherance of Yuchai’s research and development for new energy solutions, with a particular focus on hydrogen combustion energy development. Cynland Hyentech started fuel cell system production in the fourth quarter of 2023. In 2024, it developed its in-house stacks and fuel cell systems with capacities of up to 125 kW for commercial vehicle applications.
•
Yuchai Xingshunda New Energy Technology Co., Ltd. (“Yuchai Xingshunda”) is a 65% owned joint venture of Yuchai incorporated in February 2022 with Beijing Xing Shun Da Bus Co., Ltd. for the development, manufacturing and sale of fuel cell powertrain systems as well as core fuel cell power system components for the Beijing, Tianjin and Hebei markets. Yuchai Xingshunda has established its production and testing facilities at Daxing, Beijing, and successfully launched its fuel cell power systems for public buses in 2023.
•
Suzhou Yuxing Automobile Technology Co., Ltd. ("Suzhou Yuxing") is a joint venture established in May 2022 by Yuchai's subsidiary, Guangxi Yuchai Machinery Sales and Marketing Development Co., Ltd., or YMMC, (formerly known as Guangxi Yuchai Machinery Monopoly Development Co., Ltd), with some engine services companies, to provide vehicle performance monitoring, vehicle and engine maintenance and repairs solutions for vehicles using Yuchai engines and engines of other brands. In 2024, due to a shareholder's exit, YMMC's equity interest in Suzhou Yuxing increased from 30% to 45%. Suzhou Yuxing has developed its customer base of large-scale fleet users, such as logistic group companies, and established five subsidiaries: Yuxing Automobile Technology (Guiyang) Co., Ltd, Yuxing Automobile Technology (Shanghai) Co., Ltd, Yuxing Automobile Technology (Nanjing) Co., Ltd, Yuxing Automobile Technology (Chongqing) Co., Ltd, and Yuxing Automobile Technology (Wuhan) Co., Ltd.
•
Guangxi Yufu Technology Co., Ltd. is a 51% subsidiary of and established in February 2025 by Yuchai's wholly-owned subsidiary, Guangxi Yuchai Exhaust Technology Co., Ltd. with its supplier, Lotusfairy Power Technologies Corporate, for the production of intelligent urea pumps for engines.

There can be no assurance that our strategic alliances will be or continue to be successful or profitable. We have recognized impairment losses in the past related to our investments in the joint ventures and may incur such losses again in the future due to market dynamics, underperformance of the joint ventures, or other external factors beyond our control. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment, restructuring, or changes in shareholding. Such actions could result in additional costs, write-downs, or other financial impacts. Furthermore, disagreements with partners over strategic direction, operational decisions, or financial commitments could disrupt operations or lead to the dissolution of partnerships, which could adversely affect our business and financial performance.

Joint ventures and strategic alliances often involve shared control, which may limit our ability to unilaterally make decisions or implement changes. This could delay responses to market opportunities or challenges, putting us at a competitive disadvantage. The financial and operational risks associated with these partnerships are inherent, and we may not always be able to mitigate such risks effectively.

Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.

Our engine sales witnessed a 2.4% decline to 313,493 units in 2023 compared to 321,256 units in 2022. In 2024, our engine sales increased to 356,586 units, representing 13.7% growth compared to 2023. These fluctuations demonstrate the volatility of our sales performance. We cannot assure that we will be able to maintain or increase engine sales in the future. Challenges may arise in maintaining or increasing sales revenue in line with our expanded production capacity. Our future growth is dependent in large part on factors beyond our control, such as the continued growth and stability of the global and Chinese economies. See “— The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.”

We also cannot assure you that we will be able to effectively manage any future growth, including:

•
securing necessary supplies, including the availability of raw materials and components, particularly in a volatile supply chain environment;
•
hiring, training and retaining skilled production workers and management personnel;
•
manufacturing and delivering products for increased orders in a timely manner;
•
maintaining quality standards and competitive pricing;
•
controlling costs; and
•
obtaining adequate funding on commercially reasonable terms for future expansion and investments.

Furthermore, we have acquired in the past, and may acquire in the future, equity interests in engine parts suppliers and related business. If we are unable to effectively manage or assimilate these acquisitions, our financial condition, results of operations, business or prospects could be adversely affected.

Our business could be adversely affected by the disruption of supply or shortage of raw materials and components.

We may experience a sustained interruption in the supply or shortage of commodities, raw materials and other inputs used by us and our suppliers in our and their businesses and products, such as steel and semiconductor chips, which could adversely affect our future profitability or our ability to timely execute our business plan. For instance, the global semiconductor chip supply shortage in 2021 has had wide-ranging effects across multiple industries, particularly the automotive industry, and may continue to pose challenges to our business. In recent years, supply chain disruptions, including those caused by global health crises and other external factors, have led to delayed deliveries and even order cancellations, adversely affecting our engine sales volumes and revenues. Any supply interruptions or shortage could materially and negatively impact our business, prospects, financial condition and operating results.

We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.

We may use borrowings from time to time to supplement our working capital requirements and to fund our continued business expansion plans. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollar, Singapore dollar or Renminbi. As of February 28, 2025, the U.S. Federal Reserve maintains the federal benchmark interest rate at a range of 4.25% to 4.50%, and we cannot predict future interest rate policy decisions that the Federal Reserve may take. An increase in the federal benchmark rate could result in an increase in market interest rates. An increase in interest rates could make it more difficult to obtain the financing necessary to meet our working capital and financing requirements on favorable terms. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects.

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

Our manufacturing processes and production activities are dependent on energy, raw materials, and various components, the prices of which are subject to significant volatility due to factors beyond our control, depending on market conditions and fluctuations in global demand.

Rising prices of key raw materials such as steel, aluminum, and rare earth metals, as well as increases in energy prices (e.g., electricity, natural gas, and oil), could significantly elevate our production costs. According to the National Bureau of Statistics, China’s average annual Customer Price Index (CPI), a main gauge of inflation in China, was 2.0%, 0.2%, and 0.2% for the years 2022, 2023 and 2024 respectively. Rising inflation could drive up our costs in various aspects of operations, including procurement, manufacturing, and distribution. While we may attempt to mitigate these risks by passing some of the increased costs onto customers through price adjustments, our ability to do so may be limited by competitive pressures, contractual obligations, or customer resistance. In cases where we are unable to fully absorb or pass on rising costs, our profit margins would be compressed, potentially leading to reduced profitability or even operating losses.

We are subject to increasingly stringent policies and regulations related to the environment, climate change, and employee health and safety.

Our operations and products must comply with national and local laws and regulations in China governing emissions, noise, air quality, soil contamination, wastewater discharge, and the treatment and disposal of hazardous and non-hazardous waste materials, employee health and safety, climate change and environmental protection. These regulations impose environmental taxes, fines for pollution, and may require the closure of non-compliant facilities or the cessation of activities causing environmental damage. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of relevant permits or other approvals and imposition of significant liabilities for pollution or accidents arising from our operations.

Regulations in China have been steadily tightened for both on-road and off-road transportation. For instance, the mandatory implementation of National VI emission standards and Tier-4 emission standards has required Yuchai to increase its research and development expenditures to meet these requirements. There can be no assurance that Yuchai will be able to comply with future emission standards or that stricter regulations will not result in a material adverse effect on our business, financial condition and results of operations. Environmental regulations, such as electric vehicle energy consumption standards, could also become significantly stricter in other markets where our powertrains or vehicles with our powertrains are sold.

Non-compliance with these regulations would result in significant financial and reputational risks. Therefore, our ability to align with and proactively respond to government policies is fundamental to our continued success and sustainability in the dynamic powertrain market in China.

Various jurisdictions are adopting or considering new laws and regulations that expand mandatory disclosure, reporting and diligence requirements with respect to environmental, social and governance (“ESG”) matters. The ESG and sustainability landscape and expectations of investors, customers, employees and other stakeholders in this area continue to evolve due to new regulations and geopolitical developments. Compliance with these new rules along with any other anticipated ESG reporting rules may result in additional costs and operational complexities. Moreover, investors, lenders and other stakeholders (including those in support of or in opposition to ESG principles) may have a negative view of us to the extent we are perceived to have not responded appropriately to their ESG concerns or take positions that are contrary to their views or expectations. Failure to comply with present or future ESG regulations or to meet stakeholder expectations, could harm our reputation, business and financial condition.

The adoption of stringent emission standards, including National VI and Tier-4 emission standards for diesel engines manufactured in China, may adversely affect our results of operations and financial condition.

The manufacture of our engines is subject to regulation by the MEE and other authorities in China. Regulations in China have been steadily tightened for both on-road and off-road transportation in recent years, requiring compliance with stringent standards, including the mandatory implementation of National VI and Tier-4 emission standards. National VI and Tier-4 emission standards have adopted the latest internal combustion engine manufacturing technologies in China that Yuchai had developed and built up anew. These emission standards impose a series of emission tests, not only in the manufacturing processes but also ongoing emission tests on the road after engine installation.

Our engines involve technically complex manufacturing processes and require a supply of highly specialized component parts. For some products and component parts, we may also rely on a single source of supply. The combination of these factors means that supply is never guaranteed. If we or our third party suppliers fail to comply fully with regulations, there could be a product recall or other shutdown or disruption of our production activities. There is no assurance that we will not experience supply interruptions in the future. The implementation of new standards may also reduce the supply or increase the price of components for certain of our existing engine models which could be sold for the export markets.

The failure or malfunctioning of the exhaust aftertreatment system would also trigger the engine monitoring system to shut down or reduce engine loading to idling speed, which may cause disruption of transportation or service of the vehicles, potentially inducing damages and leading to higher costs of warranty. Yuchai’s performance may be affected by any unexpected failure in these systems. Any of these issues could materially and adversely affect our business, results of operations, financial condition, and prospects.

We are subject to risks associated with being subject to U.S. and European trade control laws and regulations.

Yuchai may, from time to time, procure production equipment from overseas suppliers which could expose us to regulatory scrutiny, export control restrictions, or licensing requirements imposed by U.S. or European authorities. Failure to comply with these laws and regulations, whether due to oversight, misinterpretation, or changes in regulatory requirements, could result in significant penalties, fines or restrictions on our ability to import or use critical equipment. Additionally, geopolitical tensions or shifts in trade policies could further complicate our procurement processes, leading to delays, increased costs, or the inability to acquire necessary technology. Such disruptions could adversely affect our production capabilities, operational efficiency, and overall business performance.

In October 2022, Yuchai was placed on the Unverified List, or UVL, which is a supplement to the Export Administration Regulations, or EAR, promulgated by the Bureau of Industry and Security, or BIS, in the Department of Commerce, or the “U.S. Department of Commerce. Entities are added to the UVL where the BIS is unable to verify the legitimacy and reliability relating to the end use or end users of items subject to the EAR because an end-use check, such as a pre-license check or a post-shipment verification cannot be completed satisfactorily for reasons outside the U.S. Government’s control. The U.S. Department of Commerce removed Yuchai from the UVL in December 2022. We cannot guarantee that we or Yuchai or any of our other subsidiaries will not be included to the UVL or the BIS’ Entity List or Denied Persons List in the future. If we or any of our subsidiaries are placed on one of BIS’ lists in the future, we could face reputational harm, supply disruptions, restrictions or difficulties in dealing with business partners or obtaining banking facilities, or additional compliance requirements or costs, which could have significantly adverse impact on our business and results of operations.

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

Beginning in late 2019 and early 2020, the COVID-19 pandemic resulted in temporary closure of many manufacturing facilities and factories across China and the world, and our industry and many others experienced increased supply lead time, supply disruption and limited transport and shipment options from and to affected regions. Although the COVID-19 restrictions have been lifted, the lingering effects of the COVID-19 pandemic may continue to influence the economy and our business, and an outbreak of COVID-19 or other communicable diseases could occur again. Outbreaks of communicable diseases have led to, and in the future could lead to our factory closures, workforce shortages, supply chain disruptions, transportation disruptions or similar consequences. The duration of such business disruptions and their resulting financial and operational impacts cannot be predicted or reasonably estimated.

Our insurance coverage may not be adequate to cover risks related to our production and other operations.

The amount of our insurance coverage for our buildings and equipment is at cost, which could be less than the replacement value. Similarly, the insurance coverage for our inventory is at book value, which could be less than the replacement value. In accordance with what we believe is customary practice among industrial equipment manufacturers in China, we insure our properties, equipment and inventories. The amount of insurance coverage for our facilities and inventory aligns with Chinese market practice but may expose us to risks in the event of a major accident where our insurance recovery may be inadequate. We also carry public liability insurance to cover claims in respect of bodily injury and property damage to any third party arising from accidents on our property or relating to our operations. We do not carry business interruption insurance as such coverage is not customary in China. Losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

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

We are dependent on information technology systems and infrastructure to support our operations, manage data and conduct business activities. This dependence exposes us to certain risks, including cybersecurity threats and data leakage. We cannot be certain that advances in criminal capabilities such as cyberattacks, malware or exploitation of vulnerabilities in our or third-party systems, will not compromise or breach the technology protecting our systems or the systems and networks of third parties that access and store sensitive information about us, our customers or suppliers. Cyber threats like phishing and trojans could intrude into our or a third party’s network to steal data or to seek sensitive information about us or our customers or suppliers. Any intrusion into our or such third party’s network that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. While we have developed and implemented a cybersecurity risk management program, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. See also “Item 16K – Cybersecurity.”

As a significant part of our business and operations is conducted in China, we are subject to the PRC laws, rules and regulations, including those related to data security and cybersecurity. PRC regulators have intensified their focus on regulating data security and data protection, reflecting the growing importance of these areas in the digital economy. China has introduced a series of stringent laws and regulations, including the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law (PIPL), which impose comprehensive requirements on data collection, storage, processing, transmission, and cross-border transfers. These regulatory frameworks mandate that companies implement robust data protection measures, conduct risk assessments, and ensure compliance with data classification and grading standards. Additionally, businesses are required to report security incidents, obtain necessary approvals for data exports, and adhere to strict guidelines for handling sensitive and personal information. The evolving nature of these regulations means that compliance requirements are subject to change, and we must continuously monitor and adapt to new rules and enforcement practices. We believe that our existing practices are compliant with applicable requirements imposed under the foregoing laws, rules and regulations, including the regulations or policies that have been issued by the CAC, in all material respects. However, we cannot preclude the possibility that new laws, regulations or rules promulgated in the future will impose additional compliance requirements on us, will subject us to the cybersecurity or national security review in relation to our operations, or will require us to change our business practices or incur additional operating expenses, which may have material and negative impacts on our business, financial condition and prospects and the value of our securities.

If it is determined in the future that any additional procedures, including the cybersecurity review under the Cybersecurity Review Measures and national security review under the Network Data Security Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. CAC and/or other PRC regulation and oversight of cybersecurity, data protection and other technology-related matters that the PRC government deems to relate to national security could impact our ability to conduct, or the timing of, our future offerings. In addition, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, including the foregoing relevant laws and regulations issued by the CAC, which can change quickly and with little advance notice. See “— General Risk Factors — The PRC government can exercise influence over the conduct of business in China. Changes in and uncertainties relating to political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations” for more details.

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

We and our subsidiaries utilize equity incentive plans to attract, retain, and motivate management and employees, which can have a dilutive effect on your investment in us and our interests in our subsidiaries.

We previously adopted an equity incentive plan to attract and retain eligible directors, officers and employees of our Company. Although the plan expired in May 2024, we may adopt a similar plan in the future. If we issue additional stock-based awards to eligible participants under an equity incentive plan, the issuance of these stock-based awards may dilute an investment in our shares. Our stock price may also face incremental downward pressure if plan participants sell more shares into the market.

Our subsidiaries, Yuchai and MGP adopted their own equity schemes in 2024, in order to retain and motivate their management and key personnel. The Guangxi Yuchai Machinery Company Limited Equity Holding Scheme, or the "Yuchai Equity Scheme", and Guangxi Yuchai Marine and Genset Power Co., Ltd Incentive Scheme, or the "MGP Incentive Scheme", collectively, the "Two Schemes", were approved by the shareholders of Yuchai and became effective on June 20, 2024. Certain directors and executive officers and employees of Yuchai and MGP, including one of whom is also a director of the Company, have been awarded equity interest in MGP under the Two Schemes. Participants of the Two Schemes were awarded interests in MGP such that the registered capital of MGP was increased by an aggregate amount of RMB 28.00 million which corresponded to approximately 6.54% interest in the enlarged registered capital of MGP (the “MGP Interest”) and participants of the Two Schemes contributed an aggregate amount of RMB 82.88 million at the price of RMB 2.96 per RMB 1.0 registered capital in cash. Participants of the Yuchai Equity Scheme are employees (who may also be directors) within the Yuchai group of entities (other than MGP and its subsidiaries) and participants of the MGP Incentive Scheme are employees (who may also be directors) of MGP and its subsidiaries. Following the awards of the MGP Interest, Yuchai’s equity interest in MGP decreased from 100% to 93.46% and the Company's effective equity interest in MGP decreased from 76.4% to 71.4% as of December 31, 2024. Upon the implementation of the Two Schemes, Yuchai's equity interest in MGP reduced from 100% to 93.46%.

In addition, our subsidiary, Guangxi SKY Cloud Technology Co., Ltd., or Sky Cloud, adopted its own equity incentive plan, or the "Sky Cloud Equity Plan", on March 21, 2025, in order to motivate and incentivize employees who play a vital role in its long-term growth, and for their continued contribution, dedication and loyalty to Sky Cloud. Under the Sky Cloud Equity Plan, Sky Cloud will increase its registered capital by an aggregate of RMB 1.25 million which corresponds to a 20% interest of the enlarged registered capital of Sky Cloud (the "Sky Cloud Interest") for subscription by separated partnership vehicles established by the participants, who are selected employees, directors and senior officers of Sky Cloud. The Sky Cloud Interest will be granted in two (2) phases, among which, Phase One amounting to an aggregate of RMB 1,080,002 has been granted in April 2025 at the subscription price of RMB 1 per RMB 1 registered capital of Sky Cloud. As such, Yuchai's equity interest in Sky Cloud has reduced from 100% to 82.74%. The remaining Sky Cloud Interest will be granted in Phase Two by June 30, 2027, at a subscription price of 80% of the latest audited net assets value or RMB 1 (whichever is higher) per RMB 1 registered capital of Sky Cloud.

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

The market price of our Common Stock may be volatile.

There continues to be volatility in the market price of our Common Stock. See “Item 9. The Offer and Listing.” The market price could fluctuate substantially in the future in response to a number of factors, including:

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
•
changes in general economic conditions, escalation or continuation of trade tensions between the United States and China, heightened policy uncertainty especially regarding trade, financial market disruptions amid global financing conditions, and heightened geopolitical tensions globally including instability due to the Israel-Hamas conflict, the Russia-Ukraine conflict and increasing tensions in the Asia Pacific. See “— The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects;”
•
China’s initiatives to develop energy saving and new energy vehicles, including hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles in China, which may lead to a decrease in demand for our diesel engines that affects our market share and profitability;
•
future sales or repurchases of our Common Stock in the public market, or the perception that such sales or repurchase could occur; or
•
the announcements by us or our competitors of a significant acquisition, divestment, corporate exercise or change of management.

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

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act include, among other things, conducting business as a holding entity, which may include a pure equity holding entity. The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity, which is an entity which as its primary function acquires and holds shares or an equitable interest in other entities, performs no commercial activity and which (a) holds the majority of the voting rights in another entity; (b) is a shareholder, member or partner in another entity and has the right to appoint or remove a majority of the board of directors, managers or equivalent of that other entity; or (c) is a shareholder, member or partner in another entity and controls alone, under an agreement with others, a majority of the voting rights in that other entity. The minimum economic substance requirements include (a) compliance with applicable corporate governance requirements set forth in, among others, the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements; and (b) submission of an annual economic substance declaration form. However, the economic substance requirements do not apply to an entity which is a tax resident of a jurisdiction outside of Bermuda, provided that the jurisdiction is not in the EU list of non-cooperative jurisdictions for tax purposes. If we fail to comply with our obligations under the Bermuda Economic Substance Act or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

In 2020, our Board of Directors, having considered the Bermuda economic substance legislation as well as the Company’s presence and substance in Singapore through our Singapore Branch office, approved a proposal for the Company to establish its tax residency in Singapore. A submission was made to the Inland Revenue Authority of Singapore, or IRAS, regarding the Company’s Singapore tax residency and the IRAS responded with a written confirmation that the Company is a tax resident in Singapore for Singapore income tax purposes for the calendar year 2020. We have been considered as a Singapore tax resident since then. Our Singapore tax residency status is to be self-assessed on a yearly basis if our management control is exercised in Singapore for the preceding calendar year. If the Company is not a tax resident of a jurisdiction outside of Bermuda (other than a jurisdiction which is on the EU list of non-cooperative jurisdictions for tax purposes), we may be subject to economic substance requirements under Bermuda’s Economic Substance Act, Economic Substance Regulations and/or any new economic substance regulations adopted in Bermuda. We may be subject to penalties if the Company or any of its subsidiaries fail to comply with the applicable economic substance laws in Bermuda or any other jurisdiction.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2024. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our Company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information — C. Taxation — United States Federal Income Taxation — PFIC Rules.”

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

The HLGE group operates Copthorne Hotel Cameron Highlands (“CHCH”), a hotel in Cameron Highlands, Malaysia. As of February 28, 2025, we had a 48.9% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE.

The HLGE group’s financial performance is dependent on the performance of the hotel it operates. The HLGE group’s hotel ownership and management business is exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE group’s financial performance, including the following:

•
fluctuations in occupancy rates as a result of outbreaks of communicable diseases (see “ — Outbreaks of communicable diseases may materially and adversely affect our business, financial condition and results of operations.”);
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

We own 76.4% of the outstanding shares of Yuchai, and one of our primary sources of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber Investments Limited, or Coomber, entered into the Reorganization Agreement in April 2005, as amended in December 2005 and November 2006, and agreed on a restructuring plan intended to be beneficial to our shareholders. Coomber is wholly owned by Goldman Industrial Limited which in turn is a wholly-owned subsidiary of GY which in turn is a majority-owned subsidiary of the State-owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region. The Reorganization Agreement provides for the implementation of corporate governance guidelines approved by the directors and shareholders of Yuchai in November 2002 and outlines steps for the adoption of corporate governance practices at Yuchai conforming to international custom and practice.

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

In addition, the Reorganization Agreement as amended by the Cooperation Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. The Cooperation Agreement provides that the parties will explore new business opportunities and ventures with a view to diversifying and expanding the assets, business divisions, sources of revenue and operations of Yuchai. Subsequently, we acquired strategic stakes in HLGE and Thakral Corporation Ltd, or TCL (which we have since fully divested). In addition, Yuchai has entered into various strategic alliances, including joint ventures, with various third parties to further our business purpose, including a 45% joint venture of Yuchai with Jirui United Heavy Industry Co., Ltd. and Shenzhen City Jiusi Investment Management Limited, a 50-50 joint venture of MGP with MTU Friedrichshafen GmbH, a 49% joint venture of Yuchai’s wholly-owned subsidiary with Purem International GmbH, and a 51% subsidiary of Yuchai’s wholly-owned subsidiary with Lotusfairy Power Technologies Corporate. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to risks associated with strategic alliances, including joint ventures."

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

As of February 28, 2025, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 18,270,965 or approximately 48.70%, of the outstanding shares of our Common Stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns approximately 25.38% of the outstanding shares of our Common Stock and has, since August 2002, been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 23.32% of the outstanding shares of our Common Stock as of February 28, 2025. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

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

Political tensions between the U.S. and China have escalated due to, among other things, tariff policies, trade disputes, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, U.S. export restrictions regarding China, restrictions on U.S. investments in designated “Communist Chinese Military Companies,” and the executive orders issued by U.S. President Donald J. Trump that seek to prohibit certain transactions certain companies, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or the MOFCOM, on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting companies with operations in the PRC from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of issuers with operations in the PRC listing in the U.S. It is unclear if this proposed legislation would be enacted.

The U.S. government has imposed (in certain cases, subject to deferral) significant tariffs on imports from certain jurisdictions and indicated the likely imposition of or significant increases in tariffs on goods imported into the United States from many other jurisdictions in the future, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Any changes or potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely and materially affect our business, results of operations, and financial condition.

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

As a significant part of our business is conducted in China, our business is subject to PRC laws, rules and regulations, which can change quickly and with little advance notice. See “— Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” for more details. We face uncertainties in terms of enforcement of PRC laws, regulations and rules, which may lead to difficulties in complying with applicable regulatory requirements and availing legal protections available to us. These uncertainties could materially and adversely affect our ability to enforce the contracts we have entered and our business and results of operations, including any rights under the Reorganization Agreement and Cooperation Agreement.

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

Changes in tax laws or tax rulings, or changes in interpretations of existing tax laws, could affect our income tax provision and net income. There is a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development (the “OECD”) and unilateral measures being implemented by various countries due to a historic lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. Model rules were published by the OECD to implement the Pillar Two rules and commentary to the Pillar Two model rules were also released. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. The Pillar Two rules are subject to implementation by each member country. The ultimate impact of any such changes on our tax obligations is uncertain. In addition, the Trump administration has proposed a number of changes to the U.S. tax system. Many aspects of these proposals are unclear or undeveloped and we are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. The Trump administration has also indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis. As a result, there can also be no assurance that we would promptly become aware of a violation of a policy or rule, if such decision is not published publicly or promptly notified to us. In addition, any failure by us to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Our investment in Yuchai or elsewhere in China, is subject to PRC regulations. The PRC Foreign Investment Law, or the FIL, effective on January 1, 2020, is the legal foundation governing us, a foreign investment enterprise. The FIL grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The FIL provides that FIEs operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant government authorities. There are uncertainties in the interpretation and implementation of the FIL and relevant regulations, which may impact our current corporate governance practice and increase our compliance costs. For instance, we may be required to adjust the organizational form and corporate governance for certain of our PRC FIEs as required by any further implementing rules of the FIL. In addition, the FIL imposes information reporting requirements on foreign investors and foreign invested enterprises.

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

Any funds we transfer to our Chinese operating companies, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our Chinese operating companies are subject to registration with the State Administration for Market Regulation, or the SAMR or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our Chinese operating companies is required to be registered with SAFE or its local branches and (ii) any of our Chinese operating companies may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019 and on March 23, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs, which, subject to certain restrictions, allows FIEs to settle their foreign exchange capital at their discretion. Then the SAFE issued Circular on the Policies for Reforming and Standardizing Management of Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, to further allow enterprises to convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. On October 23, 2019, SAFE further softened the capital fund policy by issuing the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment to allow non-investment FIEs to use their capital funds to make equity investments in China. On December 4, 2023, SAFE issued the Circular on Further Deepening Reform to Promote Cross-Border Trade and Investment Facilitation, or the 2023 Circular 28. Under the 2023 Circular 28, capital account asset realization accounts have been adjusted to capital account settlement accounts. Proceeds from equity transfers paid in foreign currency by domestic entities, as well as foreign exchange funds raised through overseas listings by domestic enterprises, can be directly deposited into capital account settlement accounts, with the funds in such accounts eligible for self-determined conversion and use. Yuchai, as an FIE, is permitted to use its capital income from registered capital, foreign debt and overseas listing based on the current rules. However, such rules will be subject to further changes and there can be no assurance that the current flexibility could continue to apply to Yuchai, and violations of these circulars could result in severe monetary or other penalties.

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

In February 2023, the CSRC promulgated the Trial Measures for Overseas Listing, and five related guidelines, or the Guidelines for Overseas Listing, which became effective on March 31, 2023. Under the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill certain filing procedures with and report certain information to, the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets, or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operation and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the scope of the Trial Measures for Overseas Listing, but the risk factors disclosed in the submitted listing application documents to the relevant overseas market regulations are mainly related to mainland China, the principle of substance-over-form should be followed, and a determination may be made that the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. The CSRC has clarified that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing can be deemed to be existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures required by the Trial Measures for Overseas Listing in connection with their past overseas offerings and listings, and instead would be required to file with the CSRC in connection with any future overseas financing activities that they conduct.

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

U.S. public companies that have or had a substantial portion of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. As we have substantial operations within China, the increased regulatory scrutiny focus on U.S.-listed companies with operations in China could add uncertainties to our business operations, share price and reputation. The SEC, the Department of Justice and other U.S. authorities may have difficulties in bringing and enforcing actions against public companies incorporated in, or with substantial operations in, China, or their respective directors and officers who are based in China. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China’s securities law that became effective in March 2020 provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of China. Furthermore, in February 2023, the CSRC and several other Chinese authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provide that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a Chinese domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from domestic Chinese securities companies and securities service providers that undertake relevant businesses for such Chinese domestic companies, such inspection, investigation and evidence collection will be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Chinese domestic companies, securities companies and securities service providers must first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

If it is determined that the Public Company Accounting Oversight Board is unable to inspect or investigate our auditor completely, our ordinary shares may be prohibited from being traded on a national exchange. The delisting of our ordinary shares, or the threat of being delisted, may materially and adversely affect the value of your investment.

Under the Holding Foreign Companies Accountable Act, or the HFCAA, which was enacted in December 2020, the SEC shall prohibit securities of any foreign company from being listed on a U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the Public Company Accounting Oversight Board, or PCAOB, for three consecutive years, beginning in 2021. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB, is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. Under the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which was enacted in December 2022, our securities may be prohibited from trading on the NYSE if our auditor is located in a foreign jurisdiction and the PCAOB determines that it is unable to inspect or investigate it completely for three consecutive years because of a position taken by an authority in the foreign jurisdiction, which could ultimately result in our shares being delisted. The AHFCAA amended the HFCAA by requesting the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

The Company

China Yuchai International Limited is a Bermuda holding company established on April 29, 1993 to own a controlling interest in Yuchai. We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. We operate as an exempted company limited by shares under The Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. On March 7, 2008. We registered a branch office of the Company in Singapore, located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. Our principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581. Our telephone number is (+65) 6220-8411. Our transfer agent and registrar in the United States is Computershare Inc., located at 111 Townsquare Place, Suite 1505, Jersey City, NJ 07310. The SEC maintains a website at www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC, including our Company. Our website address is www.cyilimited.com. The information contained on, or accessible through, our website is not incorporated by reference into this Annual Report.

Until August 2002, we were controlled by Diesel Machinery, a company that was 53.0% owned by Hong Leong Asia, through its wholly-owned subsidiary, Hong Leong China. Hong Leong China owns HL Technology which held shares in us through Diesel Machinery. Diesel Machinery was also 47.0% owned by China Everbright Holdings Company Limited, or China Everbright Holdings, through its wholly-owned subsidiary, Coomber. Hong Leong Asia, a company listed on the Singapore Exchange, is part of the Hong Leong Investment group of companies, which was founded in 1941 by the Kwek family of Singapore and remains one of the largest privately-controlled business groups in Southeast Asia. In 2002, China Everbright Holdings and Coomber gave notice to Diesel Machinery and the other shareholders of Diesel Machinery to effect a liquidation of Diesel Machinery. As a result of the liquidation, Hong Leong Asia acquired the special share through HL Technology which entitles Hong Leong Asia to elect a majority of our directors and also to veto any resolution of our shareholders. China Everbright Holdings sold its shareholding in Coomber, which held shares of our Common Stock, in October 2002 to Goldman Industrial Limited, or Goldman, and China Everbright Holdings is no longer a shareholder of our Company. Goldman was a subsidiary of Zhong Lin Development Company Limited, or Zhong Lin, an investment vehicle of the city government of Yulin in Guangxi, China until September 29, 2006 when Zhong Lin sold its shareholding in Goldman to the GY Group.

We provide certain management, financial planning, internal audit services, internal control testing, IFRS training, business enhancement consulting and other services to Yuchai and we continue to have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer, Vice President of Operations and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently, usually monthly for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process.

Our main operating asset has historically been, and continues to be, our ownership interest in Yuchai, and our primary source of cash flow has historically been our share of the dividends, if any, paid by Yuchai and investment income thereon. However, on February 7, 2005, the Board of Directors of the Company announced its approval of the implementation of a business expansion and diversification plan by the Company. Following such announcement, we have looked for new business opportunities to seek to reduce our financial dependence on Yuchai:

•
In March 2005, we acquired a 15.0% interest in the capital of TCL through Venture Delta Limited (“Venture Delta” or “VDL”). In 2022, we fully disposed of our shareholding interest in TCL.

•
In February 2006, we acquired debt and equity securities in HLGE through two wholly-owned subsidiaries. Our shareholding in HLGE has changed through various transactions and as of December 31, 2024, through our wholly-owned subsidiary, Grace Star Services Limited (“Grace Star”), we had a 48.9% shareholding interest in HLGE, which has remained unchanged as of February 28, 2025. The HLGE group is engaged in hospitality and property development activities conducted mainly in Malaysia. For more details on our investments in HLGE, see “Item 5. Operating and Financial Review and Prospects —Business Expansion and Diversification Plan.”

Since January 1, 2024, there have been no public takeovers by third parties in respect of our shares, and we have not made any public takeovers in respect of other companies’ shares.

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

In May 1993, in order to finance further expansion, Yuchai sold shares to the Company. Our initial shareholders, consisting of HL Technology, Sun Yuan Overseas (BVI) Ltd., or Sun Yuan BVI, The Cathay Investment Fund, Limited, or Cathay, GS Capital Partners L.P., and Coomber, then a wholly-owned subsidiary of China Everbright Holdings and, thus, controlled by China Everbright International Limited, or China Everbright International, made their initial investments in Yuchai in May 1993, when their respective wholly-owned subsidiaries purchased for cash in the aggregate 200 million newly-issued shares of Yuchai (51.3% of the then-outstanding shares of Yuchai). These shareholders exchanged with the Company their shareholdings in their wholly-owned subsidiaries, six companies which held Foreign Shares of Yuchai, for 20 million shares of our Common Stock (after giving effect to a 10-for-1 stock split in July 1994, or the Stock Split). In connection therewith, Yuchai became a Sino-foreign joint stock company (i.e., a foreign-invested enterprise under the PRC Foreign Investment Law effective on January 1, 2020) and became subject to the laws and regulations relating to joint stock limited liability companies and Sino-foreign joint venture companies in China. Foreign Shares may be held by and transferred to non-Chinese legal and natural persons, subject to the approval of the Ministry of Commerce, the successor entity to the Ministry of Foreign Trade and Economic Cooperation of China, or MOFTEC. Foreign Shares are entitled to the same economic rights as GY Group Shares and Legal Person Shares. GY Group Shares are shares purchased with state assets by government departments or organizations authorized to represent state investment. Legal Person Shares are shares purchased by Chinese legal persons or institutions or social groups with legal person status and with assets authorized by the state for use in business.

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

Subsequent to the execution of the Reorganization Agreement, a number of steps have been taken by the parties thereto towards its implementation. For example, Yuchai’s directors and shareholders have confirmed that the amendments to Yuchai’s Articles of Association and corporate governance guidelines required to be adopted by Yuchai pursuant to the Reorganization Agreement have been ratified and implemented, and that steps are being taken to have such amendments and guidelines approved by the relevant Chinese authorities. The amended Articles of Association were approved by the Guangxi Department of Commerce on December 2, 2009.

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

B. Business Overview

Emission Standards

Since the introduction of China National I in the early 2000s, Chinese regulators have progressively tightened the limits on permissible emissions of on-road diesel vehicles and off-road machinery. In an effort to combat increasing air pollution, China’s vehicle industry transitioned to the National IV and National V emission standards from 2013 to 2018, reflecting a significant leap in emission control within just five years. The latest emission standard, known as National VI, was implemented in July 2021. Yuchai produces diesel engines and natural gas engines compliant with the National V and National VI emission standards. It also develops alternative fuels and environmentally friendly hybrid systems with improved fuel efficiency. Yuchai has a portfolio of engines that are compliant with National VIb emission standards implemented in July 2023.

For off-road machinery, the Tier-3 emission standards were implemented nationwide on December 1, 2016. The Tier-4 emission standards have been enforced from December 2022 for all diesel off-road equipment with engine sizes smaller than 560kW. Yuchai has fulfilled the Tier-4 emission standards for use in off-road machinery.

As of February 28, 2025, there has been no official announcement or timeline for the implementation of National VII and Tier-5 emission standards from Chinese regulators.

Products and Key Product Development — Yuchai

Yuchai is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto original equipment manufacturers (“OEMs”) and distributors while providing after-sales services across China and globally.

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

In order to meet the growing demand of clean-energy, Yuchai is also expanding its production and research and development capabilities in natural gas engines, alternate fuel engines, hybrid power systems, pure electric systems, range extender systems, electric drive axles and fuel cell systems. In September 2021, Yuchai entered into an agreement with the Government of Nanning Municipality to invest in the research, development and construction of new production capacity for new energy technologies including fuel cell systems, range extender systems, hybrid power and electric drive systems.

In October 2021, Yuchai announced a new smart powertrain system, IE-Power, a heavy-duty tractor CVT hybrid powertrain. In December 2021, Yuchai announced its first operating hydrogen combustion engine for China’s commercial vehicle market, the YCK05H hydrogen-powered engine. In 2022, Yuchai introduced its next-generation hydrogen combustion engine for heavy on-road vehicle applications, YCK16H, a heavy-duty hydrogen combustion engine that has a displacement volume of 15.9 liter with a designed output of 560hp. In September 2023, Yuchai launched the 350hp IE-Power hybrid system for heavy-duty tractor applications. The system features the continuously variable transmission function for both tractor and other heavy-duty agricultural machinery. At the end of September 2023, Yuchai launched the YCK15N gas engine for heavy-duty vehicles. The YCK15N engine is designed for operation at high altitudes and extreme weather conditions, with a designed output of 570hp and maximum torque of 2600 N-m. In 2024, Yuchai launched the YCK14N gas engine for heavy-duty vehicles. The YCK14N engine is designed for heavy-duty trailers and cargo trucks, with a designed output of 540 PS and a maximum torque of 2500 N-m. In addition, Yuchai's wholly- owned subsidiary, Guangxi Yuchai Foundry Company Limited, extending their casting capabilities in our traditional powertrain solutions business, developed and launched QT700-10 wind turbine fan main shafts for the China OEMs.

Existing Engine Products

Yuchai offers a full portfolio of on- and off-road engine products in compliance with National VI and Tier-4 emission standards, respectively. Yuchai’s National V and Tier-3 compliant engines have been phased out from the China market with the full implementation of the new emission standards. Yuchai retains certain National V and Tier-3 products for the export market.

Yuchai manufactures engines for trucks, buses and passenger vehicles, marine and industrial applications and generator sets. The following table sets forth Yuchai’s list of engines by application:

Series
Truck	YCY24, YCY30, YCS04, YCS04N, YCS06, YCK05, YCK08, YCK08N, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCA07N, YCK14N, YCK15N, YCK15M
Bus	YCY24, YCY30, YCS04, YCS06, YCK05, YCK08, YCK08N, YCK09, YCK11, YCS04N
Construction	YCF24, YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13, YCK16, YCTD20
Agriculture	YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13, YCK16, YCTD20
Marine	YC4FA, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC8CL, YC12VC
Generator-Drive	YC4R, YC4FA, YC6A, YC6LN, YC6T, YC6C, YC6CL, YC12VC, YC12VTD, YC16VTD, YC16VC, YC6KN

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

Series
Light-Duty	YC4FA, YCY24, YCY30, YCF30, YCF36
Medium-Duty	YC6A, YCK05, YCS06, YCS04, YCS04N, YCA05, YCA07, YCA08, YCK08N
Heavy-Duty	YC6LN, YC6K12, YC6KN, YC6K13N, YC6T, YC6C, YC6CN, YC6CL, YC8CL, YC12VTD, YC12VC, YC16VC, YC6CD, YC6TD, YCK08, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCK14N, YCK15N, YCK16, YCTD20
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
•
The YCK11 engine compliant with National VI emission standards is for use in heavy-duty trucks and trailers, highway coaches and buses over 10 meter in length. It has a displacement volume of 10.84 liter and a maximum power output of 500 PS with a maximum torque of 2200 N-m.
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
•
The YCA07-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural applications. It has a displacement volume of 6.9 liter and a maximum power output of 260 PS with a maximum torque of 1050 N-m.
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
(c)
High Horsepower Marine Diesel Engines and Power Generator

In May 2011, Yuchai commenced construction of a plant at Yuchai’s primary manufacturing facilities in Yulin City, Guangxi Zhuang Autonomous Region, to increase the annual production capacity of marine diesel engines and power generators to meet increasing demand. In 2022, Yuchai carved out its marine diesel engine and power generator business sector and transferred it to its subsidiary, MGP. The following are our marine diesel and power generator models, all of which are produced by MGP.

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

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models: YCS04N, YCA07N, YC6JN, YC6GN, YC6LN, YC6MKN, YCK08N, YCK11N, YCK13N and YCK15N ranging from 120 to 570 hp. Among these engines, YCS04N, YCA07N, YCK08N, YCK11N, YCK13N, YCK14N and YCK15N are natural gas engines compliant with National VI emission standards.

Hydrogen Combustion Engines

Yuchai has developed carbon-free hydrogen combustion engine models YCK05H and YCK16H for on-road applications. YCK05H is a 4-cylinder engine with a designed output of 175hp, and YCK16H is a 6-cylinder engine with a designed output of 560hp. Prototypes of both engine models have been installed on testing trucks for performance testing.

Methanol Combustion Engines

Yuchai has developed the low carbon methanol combustion engine YCK15M for on-road applications with a designed output of 380 PS and maximum torque of 1800 N-m.

Diesel Power Generators

Yuchai has a history of more than 40 years for producing diesel generator sets, with wide application in both the civil and marine sectors. Yuchai produces diesel power generators which are primarily used in the baseload and standby power generation application. The diesel power generators offer a rated power of 24 to 160 kW. Yuchai’s diesel power generators use diesel engines from YC4FA up to YC6T as their power source. The generator set includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdowns.

Diesel Engine Parts

Yuchai supplies diesel engine parts to its nationwide chain of customer service stations in China. The availability of such parts to Yuchai's customers and to end-users through its nationwide chain of customer service stations is an important part of Yuchai’s customer service program. Yuchai is continually improving its spare parts distribution channel services to maintain its competitive position.

Remanufacturing Services

Before December 2023, Yuchai provided remanufacturing services for and relating to Yuchai’s diesel engines and components through its then-existing wholly-owned subsidiary, Yuchai Remanufacturing Services (Suzhou) Co., Ltd., or Suzhou Reman, which was located in Suzhou, Jiangsu Province. In December 2023, Yuchai disposed its 100% equity interest in Suzhou Reman and ceased to recognize Suzhou Reman as a subsidiary as at December 31, 2023. See Note 4 to the accompanying consolidated financial statements in Item 18 for more details. Subsequent to this divestment, Yuchai continues to provide remanufacturing services for and relating to Yuchai’s diesel engines and components from its facilities located in Yulin.

New Energy Products

Yuchai has commenced the development for new energy products, which includes new generation hybrid engines and full electric power and fuel cell systems.

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

(b)
Range Extender

Range extender power system combines a traditional diesel engine and an electric power system. Yuchai has launched the range extender power system for truck, agricultural and bus applications.

Range extender power system is available in the following power ratings and electric power output from 65kW to 500kW, including YCRE065-Y2420, YCRE075-S0420, YCRE075-S04N20, YCRE100-Y2520, YCRE100-Y30N20, YCRE100-S0420, YCRE120-S0420, YCRE150-A07N20, YCRE150-K0520, YCRE170-S07L20, YCRE170-K08N20, YCRE200-S0720, YCRE250-K09L20,YCRE300T-K1620,YCRE400-K16Z1 and YCRE500T-K1620.

(c)
Integrated Starter Generator (“ISG”) Power Generation Powertrain (“YC IE-Power”)

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

YC e-CVT is a compact design for both truck and bus applications that integrates the vehicle transmission and motor-generator in a single module. The design can achieve improved fuel savings compared to traditional power systems. Yuchai’s available e-CVT power-split hybrid powertrains include YCPD230-K0522, YCPD230-S0422 and YCPD230-6J22.

(e)
Full Electric Power Systems

Yuchai provides full electric powertrain systems, including the integrated electric drive axle powertrain (“YC e-Axle”) systems, for both on-road and off-road applications. The integrated electric drive axle powertrain is a compact design integrating driving motor on wheel axle together with motor and vehicle control modules. The YC e-Axle can eliminate transmission loss that is common in traditional designs and save storage space in the chassis. The current available products for full electric power systems include YCEA465-1211, YCEA03055, YCEA04065-031, YCEV070-0300, YCEA05115, YCET315-0242, YCET250-0342, YCET350-0342, YCET350-0532, YCET135-0322, YCEA13135-053, YCET660T-0532, YCEA01003 and YCEA02015.

(f)
Fuel Cell System (“YC FCS”)

YC FCS fuel cell system is a high efficiency fuel cell system for truck and bus applications. The YC FCS fuel cell systems with 90 to 120kW designed outputs have been installed on public transit fleet city buses for routine operation since late 2023. We are developing a 150kW fuel cell system for both trucks and buses applications and are currently conducting on-road performance testing with selected OEMs.

Sales

In 2024, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China were approximately 2.3 million units, a decrease of 2.6% compared to 2023. Yuchai’s commercial vehicle engine sales in 2024 were 149,371 units, an increase of 17.2% compared to 127,469 units in 2023. Yuchai’s total engine sales in 2024 were 356,586 units, an increase of 13.7% compared to 313,493 units in 2023.

Yuchai’s light-duty engine sales in 2024 were 101,676 units, or 28.5% of total unit sales, compared to 23.2% in 2023, where light-duty engine sales were 72,875 units. Medium-duty engine sales were 164,986 units, or 46.3% of total unit sales, compared to 2023 where sales were 169,498 units, or 54.1% of total unit sales. Heavy-duty engine sales were 76,002 units, or 21.3% of total sales units, compared to 2023 where sales were 62,611 units, or 20.0% of total unit sales.

In 2024, Yuchai sold 11,279 units of natural gas engines compared with 12,160 units sold in 2023.

The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2022, 2023 and 2024:

	2022			2023			2024
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000			RMB’000			RMB’000
Light-duty engines	1,910,923	11.9%	94,340	1,621,538	9.0%	72,875	2,258,692	11.8%	101,676
Medium-duty engines (1)	5,066,622	31.7%	162,018	5,696,186	31.6%	169,498	5,201,611	27.2%	164,986
Heavy-duty engines (1)	5,061,991	31.7%	58,336	5,552,544	30.8%	62,611	6,417,484	33.6%	76,002
Other products and services (2)	3,958,230	24.7%	6,562	5,145,012	28.6%	8,509	5,225,010	27.4%	13,922
	15,997,766	100.0%	321,256	18,015,280	100.0%	313,493	19,102,797	100.0%	356,586

Notes:

(1)
Includes natural gas engines.
(2)
Includes power generator sets, NEV products and others.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1.8 million square meters, including an existing production factory for all light-, medium- and heavy-duty engine models, a natural gas production facility, a high horse power marine diesel engine and power generator plant, a foundry and various testing and supporting facilities. Yuchai has centralized its production of marine and power generator sets under MGP, following the carve-out of the marine and power generator business and associated assets from Yuchai's main operating entity to MGP in 2022. For the years ended December 31, 2023 and 2024, the total production capacity of Yuchai (excluding Yuchai Simlan) was approximately 633,000 units each year based on a 2.0 shift five-day week at 80% utilization rate. For the new energy sector, production is managed under Yuchai Simlan and its subsidiaries, primarily located in Nanning City, Guangxi Zhuang Autonomous Region, with an annual production capacity of approximately 30,000 units.

In 2024, we produced 310,975 units of engines. The following table sets forth the breakdown of Yuchai’s production in the Guangxi Zhuang Autonomous Region by major product category for the years ended December 31, 2022, 2023 and 2024:

	2022		2023		2024
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines	90,315	30.5%	70,500	25.5%	93,806	30.2%
Medium-duty engines (1)	149,917	50.5%	142,984	51.7%	134,955	43.4%
Heavy-duty engines (1)	49,618	16.7%	55,167	19.9%	66,061	21.2%
Other products and services (2)	6,917	2.3%	8,042	2.9%	16,153	5.2%
	296,767	100.0%	276,693	100.0%	310,975	100.0%

Notes:

(1)
Includes natural gas engines.
(2)
Includes power generator sets, NEV products and others

In 2024, Yuchai's wholly-owned subsidiary, Yuchai Machinery Power System (Thailand) Co., Ltd., or Yuchai Thailand, commenced production operations as its first K08 engine from Thailand factory rolled off the production line. Yuchai Thailand expects to produce a range of diesel engines, natural gas engines and new energy power products. Its existing production capacity is 1,000 units, and may be expanded in the future according to market demand.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshafts, camshafts and certain other key parts. Third party suppliers including related parties provide the remaining engine parts and components. The production process involves the complete assembly and testing of the finished products. Yuchai’s procurement policy aims to source purchases from more than one suppliers. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality.

Yuchai has progressively reduced its reliance on imported parts and components in recent years, in part due to an increasing number of international suppliers having local manufacturing and logistics capabilities in China. For instance, Yuchai’s fuel combustion equipment and its electronic control systems are purchased from the local factory of an international supplier operating in China.

Engine Block

Yuchai cast and molded more than 300,000 units of engine blocks in 2024, representing a large portion of its engine blocks used in production.

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

Research and Development, Patents and Licenses

Yuchai has allocated substantial resources to continually improve the technology of its products and sustain their competitiveness. Yuchai’s internal development effort focuses primarily on designing new products, improving manufacturing processes and adapting foreign technology to the Chinese market. Yuchai is committed to advancing the technology of its products through cooperation or partnership with Chinese research institutes, international engine design consulting firms, as well as international diesel engine and engine parts manufacturers. Yuchai maintains a professional research and development (“R&D”) team. Dr. Lin Tiejian, the Chief Engineer of Yuchai, was honored in January 2024 with the National Engineer Award for his exceptional contributions to the field of engineering technology in China.

Since 2022, Yuchai has focused its R&D efforts on upgrading its National VI-compliant engines for better performance and reduced noise, vibration, and harshness. Significant resources have been dedicated to enhancing our engines to meet the National VIb standards with improved fuel efficiency and engine performance in on-road applications, as well as developing alternative fuel combustion engines, including hydrogen, methanol and ammonia combustion. Yuchai’s R&D initiatives have also extended to off-road applications, such as the development of heavy-duty range extenders for the mining truck market. Yuchai has developed a range of 100-400kW range extender power systems for the mining dump trucks and e-CVT hybrid systems for city logistic trucks with refrigerated compartments.

Yuchai developed its first hydrogen combustion-powered engine, the model YCK05H, in December 2021, and launched its YCK16H heavy-duty in-cylinder direct injection hydrogen combustion engine in June 2022. With its expertise in the field of hydrogen combustion engines, Yuchai was appointed as a Committee Member of the new Hydrogen Combustion Engine Innovation Consortium division of the China Internal Combustion Engine Society in 2024.

In the field of new energy development, Yuchai launched the 350hp IE-Power system for heavy-duty tractors in September 2023. The system features a continuously variable transmission, enhanced maneuverability and performance for heavy-duty tractors and other agricultural machinery. Additionally, in 2024, the new energy locomotive, equipped with the Yuchai Simlan's YCK16 range extender in 500kW, was officially launched in small batches. This marks a new breakthrough for Yuchai Simlan in the rail transit sector, demonstrating its dedication to promoting the green transformation and upgrading new energy rail transit equipment.

In June 2023, the Stage 4 proposal in respect of China’s Heavy-duty Vehicle Fuel Consumption Standards was published by the government for public comment. It proposes new limits on the fuel consumption of new straight trucks, dump trucks, tractor-trailers, coaches, and city buses with a gross vehicle weight greater than 3,500 kg. The new proposal is estimated to tighten fuel consumption standards by approximately 15% as a general target across all vehicle segments. In September 2024, the Ministry of Industry and Information Technology announced the implementation schedule for such new standards. Starting from July 1, 2025, all the heavy-duty vehicle type approvals must meet with the requirements of the new standards, and by July 1, 2027, all new heavy-duty vehicles in China must comply with the new standards. Yuchai has been working with OEMs to achieve the new target through improvement of both engine and vehicle design.

Future Products

Yuchai believes that its long-term business prospects will largely depend upon its ability to develop and introduce new or improved products with higher quality and competitive pricing. Future products may utilize different technologies and may require knowledge of markets that Yuchai does not currently possess.

Yuchai intends to continue to work with international design consulting firms and international manufacturers for technological assistance in improving and developing its combustion engine products and new energy systems, and expects such cooperation to continue. Yuchai has entered into collaborations with local research institutions and technology providers to develop new energy technologies, such as fuel-cell systems, and intends to further expand these R&D efforts for its future products. The introduction of new engine products and new energy systems will also require significant capital expenditures, such as purchases of international manufacturing equipment and technologies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

Patents and Licenses

As a result of its R&D efforts, Yuchai has a large patents portfolio with over 4,000 patents registered in China as of December 31, 2024, including more than 20 patents filed under the Patent Cooperation Treaty for international protection. The types of patents that Yuchai has registered are invention patents, utility model patents and design patents. The term of patent protection is 10 or 20 years from the filing date depending on the type of patent registered.

Yuchai develops its technologies and patents primarily for its own production and sales, while also starting to explore opportunities to leverage the value of these technologies and patents in overseas markets. In 2024, Yuchai entered into a comprehensive cooperation agreement with Kim Long Motor Hue, or Kim Long Motor, a subsidiary of Vietnam's FUTA Group. Under this agreement, Yuchai granted Kim Long Motor technology licensing rights for certain model engine series, which will be manufactured for trucks, buses and other commercial vehicles in Vietnam. Kim Long Motor has exclusive sales rights for these engines in the Vietnam market, along with priority sales rights in other ASEAN countries and South Korea, as well as aftermarket service rights in these regions. These licenses are valid for 15 years, with total licensing fees amounting to US$28 million.

Sales, Marketing and Services

Sales and Marketing

Yuchai distributes the majority of its engines directly to auto plants and agents from its primary manufacturing facilities in Yulin City. In addition, Yuchai operates a number of regional offices in major geographic regions in China. Yuchai provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems. Yuchai has 897 sales and marketing employees, the significant majority of whom are located in China.

Yuchai employs a multifaceted approach for marketing, including national and international exhibitions, high-profile events, digital and social media campaigns, and targeted advertisements in industry journals. For instance, in October 2019, Yuchai participated in the 70th Anniversary celebration of the founding of modern China with Yuchai engines propelling vehicles in the National Day parade in Beijing. In 2021, Yuchai introduced its IE-Power smart powertrain system at the China International Agricultural Machinery Exhibition, highlighting its innovation in heavy-duty agricultural equipment. In 2022, Yuchai’s power generator sets, including 1100kW high-horsepower units, were installed to power the facilities and athlete quarters for the Qatar World Cup. In February 2025, Yuchai provided comprehensive technical support for the 9th Asian Winter Games in Harbin, China, assuming responsibility for the seamless operation of nearly 1,000 event service vehicles equipped with YCK08 and YCS06 engines. These vehicles performed reliably in critical scenarios, demonstrating Yuchai's ability to deliver advanced and dependable power solutions for high-profile international events.

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

Yuchai believes that its promotional efforts helps enhance brand recognition among end-users. Yuchai provides comprehensive after-sales support with over 6,000 domestic service stations across China. The customer service stations are independently owned and are able to provide emergency services to end-users within a 40-km radius in the central, eastern and southern parts of China. Yuchai also has more than 500 authorized service stations overseas.

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

In 2024, our sales to our top five customers accounted for 39.1% of our total revenue. Our top customer is a leading automobile manufacturer group in China. In 2024, sales to our top customer as a group accounted for 16.2% of our total revenue. See “Item 4. Information on the Company — B. Business Overview — Competition.”

As part of Yuchai’s credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such credit-controlling measures will successfully control Yuchai’s trade receivables balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2024, Yuchai had net trade and bills receivables of RMB 8.8 billion (US$1.2 billion), representing 42.9% of our consolidated current assets.

Export Sales

Most of Yuchai’s products that are exported outside of China are sold indirectly through third party distributors who purchase them from Yuchai and resell them to end-users in subsequent and separate transactions. Yuchai exports a very small percentage of its products directly outside China. In 2024, Yuchai’s direct export revenue is RMB 301.4 million, representing 1.6% of its total revenue, compared to RMB 129.1 million, representing 0.7% of total revenue in 2023, and RMB 111.6 million, representing 0.7% of total revenue in 2022.

Customer Service

Yuchai believes that customer service is an important part of maintaining its market competitiveness. In addition to various services provided initially at its sales offices, Yuchai has an extensive network of authorized service stations in China that provide repair and maintenance services, spare parts, retrofitting services and training to Yuchai’s customers. To ensure a consistently high level of service, Yuchai trains the technicians at regional training centers or selected service stations. In addition, Yuchai also owns and operates repair training centers. The costs of any warranty-related services or repairs are borne by Yuchai, and all non-warranty activities are charged to customers. Yuchai’s customer service program emphasizes a fast turnaround time on repair requests. As part of this policy, Yuchai supplies authorized service stations with spare parts for repairs and requires these service stations to provide on-site assistance at the customer’s place of business generally within 1.5 hours for customers located within 50 kilometers of the service stations.

In May 2022, Yuchai’s subsidiary, Guangxi Yuchai Machinery Sales and Marketing Development Co., Ltd., or YMMC, (formerly known as Guangxi Yuchai Machinery Monopoly Development Co., Ltd.) entered into a partnership with certain engine services companies to establish Suzhou Yuxing Automobile Technology Co., Ltd., or Suzhou Yuxing, to provide vehicle performance monitoring, vehicle and engine maintenance and repairs solutions. Suzhou Yuxing was initially intended to serve vehicles with Yuchai engines. Since 2023, it has expanded its service to vehicles using diesel engines of other brands. In 2024, Suzhou Yuxing restructured its shareholding, resulting in an increase in Yuchai's subsidiary's share from 30% to 45%. Suzhou Yuxing has developed a customer base of large-scale fleet users, such as logistic group companies, and established five subsidiaries: Yuxing Automobile Technology (Guiyang) Co., Ltd., Yuxing Automobile Technology (Shanghai) Co., Ltd., Yuxing Automobile Technology (Nanjing) Co., Ltd., Yuxing Automobile Technology (Chongqing) Co., Ltd., and Yuxing Automobile Technology (Wuhan) Co., Ltd.

Trademarks

GY owns and maintains the Chinese trademark registrations of its principal trademarks. Yuchai has entered into trademark license agreements with GY according to which Yuchai has the right to use and license its branch, subsidiaries and joint ventures to use these trademarks. Yuchai believes that the Yuchai logo is well recognized as a quality brand in China.

Competition

The diesel engine industry in China is highly competitive. Yuchai believes it faces intense competition in the engine manufacturing industry across all of its engine platforms. The diesel engine market is fragmented and very price sensitive. Yuchai believes, based on internal studies, that it primarily competes on factors including performance, quality, compliance with emission standards, price and after-sales service, and secondarily on noise, size and weight. Yuchai believes that its engines are highly regarded by truck manufacturers and consumers for leading performance and reliability. In addition, Yuchai believes that its nationwide network of authorized service stations and repair training centers in China provides a competitive advantage in after-sales support.

The ongoing development of NEVs in China will continue to present a source of competition for Yuchai’s engines as the rising adoption of NEVs on electric buses and trucks has adversely impacted the demand for diesel engines in the market such as public transit and logistics. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — China’s vehicle industry is continuing its transition to new energy vehicles, with growth in new energy vehicles seen in truck and bus markets in addition to passenger cars. This may lead to decrease in demand for our engines affecting our market share and profitability.”

In 2024, our sales to our top five customers accounted for 39.1% of our total revenue, with our top customer being a leading automobile manufacturer group in China and a part of our major competitor’s group. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, international diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than Yuchai’s technology. Yuchai expects competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, and aggressive pricing strategies. Yuchai believes production capacity in the diesel engine industry has increased over the years which has further intensified competition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The competition landscape has become increasingly challenging in recent years amid China’s economic slowdown and a sluggish real estate market, which have dampened demand for heavy machinery. In addition, increased cost pressures stemming from suppliers facing survival challenges or even closures, lead to higher production costs for Yuchai, while intense market competition limits the ability for Yuchai to adjust sales prices accordingly. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are dependent on our suppliers, some of whom are our single source suppliers for the components they supply."

The HLGE group

As of February 28, 2025, we had a 48.9% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.27 on February 28, 2025. The core businesses of the HLGE group are that of hospitality operations and property development.

The HLGE group wholly owns a Copthorne hotel in Cameron Highlands (Malaysia). Copthorne Hotel Cameron Highlands is situated at the highest accessible point of Cameron Highlands, Malaysia, with 269 guest rooms and suites. Located next to the hotel, there is a Tudor-styled resort, where 51 units have been leased by the hotel from the owners of the resort for use by its guests. The resort comprises self-contained low-rise and high-rise apartment suites and each suite is equipped with a living room, a kitchenette and a balcony. To maintain its competitiveness, HLGE carries out renovation programs at CHCH from time to time as required.

The HLGE group recorded pre-tax losses for five consecutive fiscal years from 2009 to 2013 and in the fiscal year 2015. For the fiscal year 2014, the HLGE group recorded a profit mainly due to the acquisition by its wholly-owned subsidiary of the remaining 55% equity interest in Augustland Hotel Sdn Bhd, which owned CHCH. For the fiscal year 2016, the HLGE group recorded pre-tax profit. For the fiscal year 2017, the HLGE group recorded a profit mainly due to its disposals of (i) the HLGE group’s 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. to Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co Ltd; and (ii) the HLGE group’s entire interests in LKN Investment International Pte. Ltd. to an affiliate of Jingrui Holdings Limited (collectively, the "Two Disposals"). Previously, HLGE’s average daily market capitalization had fallen below the minimum threshold of S$40 million resulting in its placement on the Watch-list of the Singapore Stock Exchange (“Watch-list”) on June 4, 2014, for failure to comply with the minimum criteria for continued listing. These factors in the past made it difficult for the HLGE group to obtain financing from financial institutions. In March 2018, HLGE converted all of its existing issued and outstanding non-redeemable convertible cumulative preference shares into new ordinary shares of HLGE. On April 4, 2018, the Singapore Stock Exchange determined that HLGE met the Singapore Exchange’s Listing Manual criteria for exit from the Watch-list and removed HLGE from the Watch-list on April 5, 2018.

There was a loan amounting to S$93 million granted to HLGE by a wholly-owned subsidiary of our Company to refinance the outstanding zero coupon unsecured non-convertible bonds previously issued by HLGE, which matured on July 3, 2009. The loan amount was reduced to S$68 million through past repayments by HLGE and subsequently fully repaid by a portion of the proceeds from the Two Disposals in 2017.

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

As of December 31, 2024, HLGE is in an accumulated loss position that affects its ability to distribute dividends. Under Section 403 of the Singapore Companies Act 1967, no dividend is payable to the shareholders of any company except out of profits.

For more information on risks relating to our investment in HLGE, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — The HLGE group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.”

C.
Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of February 28, 2025 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”). This chart depicts the Company’s significant subsidiaries only. See Exhibit 8.1 for more information on the particulars of the Company’s subsidiaries.

D.
Regulatory and Related Matters

Governance, Operation and Dissolution of Yuchai

Governance, operation and dissolution of Yuchai are governed by the PRC Foreign Investment Law, or the FIL, the Company Law of the People’s Republic of China which was initially promulgated on December 29, 1993 and other related laws and regulations, as well as by Yuchai’s Articles of Association. On December 29, 2023, the Standing Committee of the National People’s Congress further amended the Company Law, and this amendment mainly included the improvement of a company’s establishment and exit system, the optimization of a company’s organization, the improvement of a company’s capital system, the reinforcement of the responsibilities of controlling shareholders and management personnel, and the enhancement of a company’s social responsibility, etc. This amendment took effect on July 1, 2024. Yuchai is subject to the relevant PRC labor laws and regulations with respect to labor management, which is overseen by the Ministry of Human Resources and Social Security. In accordance with these laws and regulations, management may hire and discharge employees and make other determinations with respect to wages, welfare, insurances and employee discipline. PRC laws and regulations require that before any company, including an FIE such as Yuchai, distributes profits, it must: (i) satisfy all tax liabilities; (ii) recover losses in previous years; and (iii) make contributions to statutory reserve fund in an amount equal to at least 10% of net income for the year determined in accordance with generally accepted accounting principles in China, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50% of the registered capital of Yuchai.

Yuchai was previously a Sino-foreign joint stock company and was subject to the laws and regulations relating to joint stock limited liability companies and Sino-foreign joint venture companies in China, including the Sino-Foreign Equity Joint Venture Law. On March 15, 2019, the FIL was adopted. Upon its effectiveness on January 1, 2020, the Sino-Foreign Equity Joint Venture Law, the Wholly Foreign Owned Enterprise Law and the Sino-Foreign Cooperative Joint Venture Law, together with their implementation rules and ancillary regulations, were repealed and the FIL became the legal foundation regulating FIEs. The FIL grants national treatment to FIEs, except for those FIEs that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. Yuchai is an FIE governed by the FIL and related implementation rules. See also “Item 3. Key Information — D. Risk Factors — General Risk Factor — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Pursuant to Chinese law and Yuchai’s Articles of Association, Yuchai may be dissolved upon the occurrence of certain events, such as force majeure, severe losses, inability to obtain necessary supplies and other events that render Yuchai unable to continue its operations. Upon dissolution, Yuchai will form a liquidation committee. Final dissolution is subject to government review and approval.

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

E.
Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is used primarily for production and employee housing. The principal production land area currently occupies approximately 1.8 million square meters, including the production factories for all light-, medium- and heavy-duty engine models, a natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, foundries, and various testing and supporting facilities. Yuchai also has production and assembly facilities for new energy products in Nanning, Guangxi Zhuang Autonomous Region, and Wuxi in Jiangsu Province. In addition, Yuchai leases a number of regional sales offices in China. For the year ended December 31, 2022, 2023 and 2024, the total production capacity of Yuchai in Yulin City, Guangxi Zhuang Autonomous Region, was approximately 633,000 units each year, based on a 2.0 shift five-day week at 80% utilization rate. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “— B. Business Overview — Products and Key Product Development — Yuchai — Production.”

F.
Environmental Matters

Yuchai expects that environmental standards and their enforcement in China will, as in many other countries, become more stringent over time, especially as technical advances make achievement of higher standards feasible. On January 18, 2016, the Ministry of Industry and Information Technology, and the Ministry of Environmental Protection required that all light-duty petrol vehicles, light-duty diesel buses, and heavy-duty diesel vehicles (for the purposes of public transportation, environmental sanitation and postal services) must comply with National V emission standards from January 1, 2017. All heavy- and light-duty diesel vehicles nationwide were required to comply with National V emission standards from July 1, 2017 and January 1, 2018, respectively. In June 2018, the MEE announced that all diesel powered heavy-duty vehicles must comply with the National VI emission standards in different phases: (a) natural gas engines driven heavy-duty vehicles are required to comply with the National VIa emission standards from July 1, 2019, and the National VIb emission standards from January 1, 2021; (b) diesel engine driven municipal vehicles are required to comply with the National VIa emission standards from July 1, 2020, and all diesel driven heavy-duty vehicles are to comply with the National VIa emission standards from July 1, 2021; and (c) all diesel driven heavy-duty vehicles are required to comply with the National VIb emission standards from July 1, 2023. In December 2020, the MEE announced the approval of Tier-4 emission standards and any off-road machinery (below 560 kW) that does not comply with the Tier-4 emission standards is prohibited for production, import and selling in China from December 2022.

We are subject to Chinese national and local environmental protection regulations, which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. Yuchai has set up a sewage disposal system that meets national environmental discharge standards to process polluted water generated during production. In accordance with applicable regulations, sewage processing data and results of sewage treatment will be uploaded in real time to an online platform operated by the Ecology and Environment Department of the Guangxi Zhuang Autonomous Region. Polluted water will only be discharged upon confirmation that it meets the national standards. Yuchai delivers solid waste products to qualified third-party waste disposal sites for disposal and makes payments in respect thereof.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this Annual Report. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS accounting standards.

During the fiscal years ended December 31, 2022, 2023 and 2024, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

The Chinese economy maintained a stable GDP growth of 5% in 2024. The growth was partially due to recovery of the customer expenditure after the COVID-19 pandemic, as well as strong growth in export markets. According to CAAM, the total industry unit sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 2.6% year-over-year to 2.3 million units in 2024. The decrease is largely attributable to restrained customer spending and challenges in the critical real estate development sector. These factors combined to create an uncertain and cautious economic outlook.

At Yuchai, our on-road engine sales outperformed the overall truck and bus markets in 2024, reporting 17.2% growth in both truck and bus combined. Our off-road segments continued to deliver unit growth in almost all applications. Additionally, our marine and power generation units continued to grow, particularly in the power generation market for both prime and standby applications, as well as data center projects.

Yuchai’s gross margin improved to 14.7% from 14.1% in the previous year. The increase in gross margin was mainly attributable to higher revenue, and continuing cost reduction initiatives, partially offset by greater labor and overhead expenses. Total R&D expenditures including capitalized costs, were RMB 1.2 billion (US$165.8 million) in 2024 compared with RMB 1.1 billion in 2023, as we continued our initiatives to enhance the efficiency and performance of our National VI and Tier-4 emission standards compliant engines with marine and power generation applications, while advancing new energy solutions. Our investment in R&D is a testament to our commitment to engines efficiency, performance, innovation and customer satisfaction. Our joint ventures witnessed significant improvements, particularly MTU Yuchai Power which specializes in large power generator engines. Additionally, Y&C Engine and Purem Yuchai turned profitable in 2024, reversing last year's loss. Yuchai's gains have contributed to a 13.1% rise in net profit attributable to China Yuchai’s shareholders, reaching RMB 323.1 million (US$45.0 million) compared with RMB 285.5 million in 2023. This growth translates to an increase in earnings per share to RMB 8.21 (US$1.14), from RMB 6.99 for the year of 2023.

We established Yuchai Simlan in 2021 for developing new energy products in Nanning. Yuchai Simlan's wholly-owned subsidiary Cynland Hyentech was established in 2023 for developing hydrogen fuel cells and stacks, as well as to assemble fuel cell systems and powertrains in the Wuxi High Tech Zone. This demonstrates our commitment to reducing carbon emissions and promoting environmental sustainability.

Yuchai’s strategic restructuring, initiated in 2021, has led to the creation of Guangxi SKY Cloud Technology Co., Ltd. (formerly known as Guangxi Xing Yun Cloud Technology Co., Ltd.). This subsidiary focuses on developing proprietary operating systems with enhanced data analytics capabilities for smart and connected solutions that are applicable to a wide range of vehicles and machinery. The focus on IT operations, digital project development, and intelligent network creation signifies the importance of IT integration in Yuchai’s industrial operations. Furthermore, prior to 2023, the consolidation of marine and power generator businesses under MGP. reflects a move towards a more unified and efficient business corporate structure. We also carved out the existing businesses by establishing the specialized entities such as Yuchai Foundry Co., Ltd ("Yuchai Foundry") to enhance operational control, foster an environment that is conducive to innovation and resource optimization and improve business performance. Yuchai Foundry made a significant breakthrough in the wind turbine market with the launch of turbine fan main shaft in 2024.

Yuchai is advancing its globalization efforts, fueled by the strengthening collaboration between China and ASEAN countries. In 2024, Yuchai Thailand commenced its production operations for diesel engines and natural gas engines. Yuchai also entered a strategic cooperation agreement with Kim Long Motor Hue, or Kim Long Motor, a subsidiary of Vietnam's FUTA Group to provide technology knowhow, component supply and related support, and services for the construction of an engine factory at Kim Long Motor's designated site in Vietnam.

The Chinese automotive industry continues to be highly competitive. Our ability to successfully compete in our industry will be fundamental to our future success in our existing and new markets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry” for further details.

Business Expansion and Diversification Plan

Following the implementation of our business expansion and diversification plan as approved by our Board of Directors in 2005, we looked for new business opportunities to reduce our financial dependence on Yuchai and invested in the following companies:

Thakral Corporation Ltd

The first step in implementing this plan occurred in March 2005 when through VDL, we acquired a 15.0% equity interest in TCL. As of December 2009, our equity interest in TCL was 34.4%. The TCL group invests directly or with co-investors in real estate and other investment opportunities which include property-backed financial instruments. Since the fiscal year 2010, we have gradually reduced our equity interest in TCL. In 2022, we fully disposed of our shareholding interest in TCL.

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

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.2% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2024. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 48.9% as of December 31, 2024 and February 28, 2025. We consolidate the results of HLGE as a subsidiary of our Company. See Note 1.3 to the accompanying consolidated financial statements in Item 18.

A.
Operating Results

The selected consolidated statement of financial position data as of December 31, 2023 and 2024, and the selected consolidated statement of profit or loss data set forth below for the years ended December 31, 2022, 2023 and 2024 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2022 are derived from our audited consolidated financial statements included in our Annual Report for the year ended December 31, 2023 on Form 20-F filed with the SEC on April 26, 2024. Our consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023, and 2024 have been prepared in conformity with IFRS accounting standards.

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

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$(1)
	(in thousands, except per share data)
Consolidated Statement of Profit or Loss Data:
Revenue	16,030,636	18,046,349	19,133,575	2,667,146
Cost of sales (2)	(13,857,659)	(15,502,876)	(16,315,074)	(2,274,258)
Gross profit (2)	2,172,977	2,543,473	2,818,501	392,888
Research and development expenses	(836,438)	(876,578)	(984,659)	(137,257)
Selling, general and administrative expenses (2)	(1,154,004)	(1,499,808)	(1,812,526)	(252,659)
Other operating income, net	336,756	442,362	575,658	80,244
Operating profit	519,291	609,449	596,974	83,216
Share of results of associates and joint ventures, net of tax	(29,093)	62,078	101,548	14,155
Finance costs	(95,472)	(100,175)	(77,982)	(10,870)
Profit before tax	394,726	571,352	620,540	86,501
Income tax expense	(59,065)	(148,496)	(128,798)	(17,954)
Profit for the year	335,661	422,856	491,742	68,547
Attributable to:
Equity holders of the Company	218,581	285,518	323,055	45,033
Non-controlling interests	117,080	137,338	168,687	23,514
Basic and diluted earnings per share attributable to equity holders of the Company (RMB/US$ per share)	5.35	6.99	8.21	1.14
Profit for the year per share (RMB/US$ per share)	8.22	10.35	12.50	1.74
Weighted average number of shares	40,858	40,858	39,326	39,326
Selected Consolidated Statement of Financial Position Data:
Working capital (3)	5,873,135	7,105,273	7,290,726	1,016,299
Property, plant and equipment	3,995,744	3,553,601	3,418,243	476,490
Trade and other receivables	7,311,347	8,458,624	9,416,461	1,312,618
Total assets	24,137,556	25,757,618	27,048,094	3,770,401
Trade and other payables (4)	8,328,774	9,408,479	10,465,519	1,458,853
Short-term and long-term loans and borrowings	2,341,432	2,540,294	2,509,800	349,857
Non-controlling interests	2,826,118	2,949,097	3,134,940	436,999
Issued capital	2,081,138	2,081,138	2,081,138	290,103
Treasury shares	—	—	(285,561)	(39,806)
Equity attributable to equity holders of the Company	9,008,946	9,226,528	9,164,625	1,277,514

(1)
The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 7.1738 = US$1.00, the rate quoted by the PBOC at the close of business on February 28, 2025. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 28, 2025 or any other date. The rate quoted by the PBOC at the close of business on December 31, 2024 was RMB 7.1884 = US$1.00.
(2)
Our management has reclassified assurance-type warranty expenses from selling, general and administrative expenses to cost of sales for the year ended December 31, 2024. The comparative figures for the full year ended December 31, 2022 and 2023 have been adjusted to conform with this year's presentation.
(3)
Current assets less current liabilities.
(4)
Inclusive of non-current other payables.

2024 compared to 2023

Revenue for 2024 was RMB 19.1 billion (US$2.7 billion) compared with RMB 18.0 billion in 2023, an increase of 6.0%. The total number of engines sold by Yuchai in 2024 was 356,586 units compared with 313,493 units in 2023, representing an increase of 43,093 units, or 13.7%, primarily due to higher sales in the truck, bus, industrial and marine and power generation markets. Stronger performance in truck and bus engine sales was achieved despite a 2.6% year-over-year decrease in sales of commercial vehicles (excluding gasoline- and electric-powered vehicles) in 2024 as reported by CAAM.

Cost of sales consisted of direct material costs, direct labor costs, and direct and indirect production overheads such as wages, depreciation and amortization, warranty expenses and freight charges.

Gross profit was RMB 2.8 billion (US$392.9 million) in 2024, an increase of 10.8% from RMB 2.5 billion in 2023. Gross profit margin was 14.7% in 2024 compared with 14.1% in 2023. The increase in gross margin was mainly attributable to higher revenue from higher unit sales volume, and continuing cost reduction initiatives, partially offset by greater labor and overhead expenses.

Other operating income, net was RMB 575.7 million (US$80.2 million) in 2024, an increase of 30.1% from RMB 442.4 million in 2023. The increase was mainly due to higher government grants, higher rebate on value-added taxes, and recognition of technology licensing fees.

R&D expenses increased by 12.3% to RMB 984.7 million (US$137.3 million) in 2024 compared with RMB 876.6 million in 2023, mainly attributable to higher mold costs and impairment of a discontinued R&D project. We continued with our initiatives to enhance the efficiency and performance of our National VI and Tier-4 emission standards compliant engines with marine and power generation applications, while advancing new energy solutions. In 2024, total R&D expenditures, including capitalized costs, were RMB 1.2 billion (US$165.8 million), compared with RMB 1.1 billion in 2023, representing 6.2% of the revenue compared with 5.9% in 2023.

SG&A expenses were RMB 1.8 billion (US$252.7 million) in 2024, representing 9.5% of the revenue, compared with RMB 1.5 billion, representing 8.3% of the revenue in 2023. This increase was mainly due to higher allowance for expected credit loss on trade receivables, and higher travelling, personnel and selling expenses compared with 2023.

As a result, operating profit decreased by 2.0% to RMB 597.0 million (US$83.2 million) in 2024 from RMB 609.4 million in 2023. Operating margin was 3.1% in 2024 compared with 3.4% in 2023.

Finance costs decreased by 22.2% to RMB 78.0 million (US$10.9 million) in 2024 from RMB 100.2 million in 2023.

The share of financial results of the associates and joint ventures was an income of RMB 101.5 million (US$14.2 million) in 2024 compared with an income of RMB 62.1 million in 2023. The improvement was mainly driven by higher profits at MTU Yuchai Power. Additionally, Y&C Engine and Purem Yuchai achieved profitability in 2024 compared to a loss last year.

Profit before tax was RMB 620.5 million (US$86.5 million) in 2024 compared with RMB 571.4 million in 2023.

Income tax expense in 2024 was RMB 128.8 million (US$18.0 million) compared with RMB 148.5 million in 2023.

As a result of the foregoing factors, profit for the year was RMB 491.7 million (US$68.5 million) in 2024 compared with RMB 422.9 million in 2023, representing an increase of 16.3%.

Net profit attributable to our shareholders increased by 13.1% to RMB 323.1 million (US$45.0 million) compared with RMB 285.5 million in 2023.

2023 compared to 2022

Revenue for 2023 was RMB 18.0 billion compared with RMB 16.0 billion in 2022, an increase of 12.6%. The total number of engines sold by Yuchai in 2023 was 313,493 units compared with 321,256 units in 2022, representing a decrease of 7,763 units, or 2.4%, primarily due to lower sales in the truck and agricultural markets, partially offset by increased sales in the bus, industrial, marine and power generation and new energy products. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China increased by 17.2% year-over-year in 2023, as sales of trucks increased by 15.6% and the smaller bus market sales increased by 28.8%.

Cost of sales consisted of direct material costs, direct labor costs, and direct and indirect production overheads such as wages, depreciation and amortization, warranty expenses and freight charges.

Gross profit was RMB 2.5 billion in 2023, an increase of 17.1% from RMB 2.2 billion in 2022. The gross profit margin was 14.1% in 2023 compared with 13.6% in 2022. The increase in gross margin was mainly attributable to higher revenue from heavy-duty engines and continuing cost reduction initiatives, partially offset by higher customer sales rebates.

Other operating income, net was RMB 442.4 million in 2023, an increase of 31.4% from RMB 336.8 million in 2022. The increase was mainly due to a gain of RMB 113.0 million on disposal of a subsidiary. Excluding this one-off item, the other operating income would have been RMB 329.4 million in 2023.

R&D expenses increased by 4.8% to RMB 876.6 million in 2023 compared with RMB 836.4 million in 2022. We continued our initiatives to enhance the engine quality and performance of our National VI and Tier-4 emission standards compliant engines, and to develop new energy products. In 2023, total R&D expenditures including capitalized costs were RMB 1.1 billion compared with RMB 1.0 billion in 2022, representing 5.9% of the revenue compared with 6.4% in 2022.

SG&A expenses were RMB 1.5 billion in 2023, representing 8.3% of the revenue, compared with RMB 1.2 billion, representing 7.2% of the revenue in 2022. This increase was mainly due to higher personnel and related expenses compared with 2022.

As a result, operating profit increased by 17.4% to RMB 609.4 million in 2023 from RMB 519.3 million in 2022. Operating margin was 3.4% in 2023 compared with 3.2% in 2022.

Finance costs increased by 4.9% to RMB 100.2 million in 2023 from RMB 95.5 million in 2022.

The share of financial results of the associates and joint ventures was an income of RMB 62.1 million in 2023 compared with a loss of RMB 29.1 million in 2022. The income was primarily generated by higher profits at MTU Yuchai Power, and the share of lower losses at Y&C and Purem Yuchai.

Profit before tax was RMB 571.4 million in 2023 compared with RMB 394.7 million in 2022.

Income tax expense in 2023 was RMB 148.5 million compared with RMB 59.1 million in 2022. The increase was mainly due to adjustments of under-provision in prior years and higher taxable income in 2023.

As a result of the foregoing factors, profit for the year was RMB 422.9 million in 2023 compared with RMB 335.7 million in 2022, representing an increase of 26.0%.

Net profit attributable to our shareholders increased by 30.6% to RMB 285.5 million compared with RMB 218.6 million in 2022.

Inflation

The average annual inflation in China per CPI was 0.2% in 2024, the same as in 2023, according to the National Bureau of Statistics. The results of our operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If prices of energy, raw materials or components increase, it may adversely affect our profitability or cause us to suffer operating losses.”

Seasonality

In the past, Yuchai’s results of operations in the first and second quarters of calendar years were typically marginally higher than in the third and fourth quarters of the corresponding year. However, this seasonal trend did not materialize during the COVID period in 2021 and 2022. In 2023 and 2024, Yuchai’s sales units for the first half of the year were approximately 12.2% and 17.6% higher than those for the second half of the year, respectively. Despite this, there are no strict rules governing sales trend in the dynamic market where we operate, and customer purchasing pattern may change based on various factors including government policies, incentives, and market conditions. Any change in these factors may affect the seasonal trend as it has occurred in the past. As a result, cash generated from operations may also be subject to some seasonal variation.

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

Our primary cash requirements are for working capital, capital expenditures to conduct production capacity expansion and new product developments, dividend payments and other operational requirements. We believe that our sources of liquidity are sufficient for our operational and working capital requirements over the next twelve months from December 31, 2024. However, under the current market conditions, there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations are lower than anticipated, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the financial health of our customers, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — A. History and Development of the Company — Reorganization Agreement.”

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

As of December 31, 2024, we had approximately RMB 6.4 billion (US$896.8 million) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

As of December 31, 2024, we had outstanding bank borrowings of RMB 2.5 billion (US$349.9 million), all of which were incurred by Yuchai.

We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As our business continues to grow, we will also require additional funds for increased working capital requirements and to fund our continued business expansion plans. We expect to fund our working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank borrowings, discounting of bills receivable, issuance of short-term financing bonds, medium-term notes (“MTNs”), ultra short-term bonds (“USTB”), follow-on equity offerings, accounts receivable factoring or other financing activities by Yuchai.

Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis. Since 2013, Yuchai has issued securities as follows:

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

In addition, CYI has credit facilities granted by banks in Singapore as follows:

•
On February 10, 2025, we entered into an agreement with Sumitomo Mitsui Banking Corporation Singapore Branch for uncommitted revolving credit facilities with tenors of one, three or six months in US dollars and/or Singapore dollars, totalling an aggregate value not exceeding US$30.0 million. The facility may be used to finance our general working capital requirements of the Company. Among other things, the terms of the facility require that Hong Leong Asia owns beneficially at least 7,290,000 of the issued and paid-up shares and/or retained ownership of the special share in the Company and that the Company remains a subsidiary of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to our consolidated tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not being less than US$200 million and the ratio of our consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.
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
•
On August 18, 2023, we entered an agreement with MUFG Bank Ltd, Singapore Branch for renewal of a S$30.0 million facility. This unsecured multi-currency short-term loan credit facility has an uncommitted aggregate value of S$30.0 million. The facility may be used to finance our general working capital requirements. Among other things, the terms of the facility require that at all times (i) Hong Leong Asia maintain legal and beneficial ownership of at least 7,290,000 issued and paid-up shares in CYI, and retains ownership of the special share in CYI, (ii) CYI remains a consolidated subsidiary of Hong Leong Asia, (iii) CYI owns directly or indirectly at least 76.4% ownership in Yuchai and (iv) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also include certain financial covenants with respect to our tangible net worth (as defined in the agreement) not being less than US$120 million at all times and the ratio of our total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.

As of December 31, 2024, CYI’s (including Yuchai) unutilized facilities amounted to RMB 542.5 million (US$75.6 million).

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

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/from operating activities	(119,419)	1,226,038	779,416	108,647
Net cash (used in)/from investing activities	(133,048)	(113,256)	113,101	15,766
Net cash used in financing activities	(140,365)	(33,742)	(526,635)	(73,411)
Net (decrease)/increase in cash and cash equivalents	(392,832)	1,079,040	365,882	51,002
Cash and cash equivalents at January 1	4,788,219	4,451,489	5,544,376	772,865
Effect of exchange rate changes on balances in foreign currencies	56,102	13,847	5,658	789
Cash and cash equivalents at December 31	4,451,489	5,544,376	5,915,916	824,656

In 2024, net cash provided by operating activities was RMB 779.4 million (US$108.6 million). The inflow was mainly derived from operating income of RMB 1.8 billion (US$248.2 million), partially offset by cash used for working capital requirements of RMB 887.6 million (US$123.7 million). The net cash outflow from working capital was mainly due to higher trade and other receivables, partially offset by higher trade and other payables. In 2024, the Group settled its income tax liability by a cash payment of RMB 113.4 million (US$15.8 million). In 2023, net cash provided by operating activities was RMB 1.2 billion. The inflow was mainly derived from operating income of RMB 1.4 billion, partially offset by cash used for working capital requirement of RMB 23.1 million. In 2023, the Group settled its income tax liability by a cash payment of RMB 109.9 million. In 2022, net cash used in operating activities was RMB 119.4 million, which was mainly a net outflow from working capital primarily attributed to decrease in other payables and increase in trade receivables, partially offset by lower inventories compared to 2021. In 2022, the Group settled its income tax liability by a cash payment of RMB 21.0 million.

In 2024, net cash from investing activities was RMB 113.1 million (US$15.8 million). The inflow was mainly due to the receipt of RMB 217.6 million (US$30.3 million) for proceeds from disposal of a subsidiary in 2023 (excluding RMB 13.4 million, or US$1.9 million which was restricted in use as retention money) and proceeds from government grants of RMB 228.8 million (US$31.9 million), partially offset by purchase of property, plant and equipment of RMB 360.2 million (US$50.2 million) and spending on technology development of RMB 185.0 million (US$25.8 million). In 2023, net cash used in investing activities was RMB 113.3 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 237.8 million, spending on technology development of RMB 169.6 million, partially offset by proceeds from government grants of RMB 257.4 million. In 2022, net cash used in investing activities was RMB 133.0 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 431.0 million and spending on technology development of RMB 166.3 million, partially offset by proceeds from government grants of RMB 193.2 million, interest received of RMB 131.3 million and withdrawal of fixed deposits with banks (net of placement) of RMB 123.6 million.

In 2024, net cash used in financing activities was RMB 526.6 million (US$73.4 million). The outflow was primarily due to payment of RMB 285.6 million (US$39.8 million) for our share buyback plan, dividend payment of RMB 177.8 million (US$24.8 million) and payment for finance costs of RMB 75.1 million (US$10.5 million). In 2023, net cash used in financing activities was RMB 33.7 million. The outflow was primarily due to dividend payment of RMB 115.2 million and payment for finance costs of RMB 96.3 million, partially offset by proceeds from borrowings (net of repayment) of RMB 198.9 million. In 2022, net cash used in financing activities was RMB 140.4 million. The outflow was mainly due to payment of dividend of RMB 212.0 million and payment for finance costs of RMB 95.7 million, partially offset by proceeds from borrowings (net of repayment) of RMB 138.4 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2024 was RMB 7.3 billion (US$1.0 billion) compared with RMB 7.1 billion as of December 31, 2023.

As of December 31, 2024, we had loans and borrowings totaling RMB 2.5 billion (US$349.9 million).

As part of our business strategy, we seek opportunities to invest in China domestic manufacturers of diesel engine and new energy parts and components, as well as strategic partners in other related powertrain solution businesses. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof.

The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2024:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
	(in millions)
Short-term debt (1)	2,548.4	1,903.3	645.1	—
Lease liabilities (1)	65.8	34.3	30.7	0.8
Capital expenditures (2)	463.4	297.8	165.6	—
Total	3,077.6	2,235.4	841.4	0.8

(1)
Includes contractual interest payments.
(2)
The timing of the payment will depend on the actual progress of work.

Capital Expenditures

Our capital expenditures were RMB 519.6 million, RMB 348.5 million and RMB 537.9 million (US$75.0 million) in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, these expenditures were used primarily for expanding and upgrading Yuchai’s production capacity in Yulin City, Guangxi, and for technology development for new engines. We funded these capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that was insufficient, from bank loans and other financing activities by Yuchai.

Our capital expenditures are primarily for expanding and upgrading existing production facilities in order to comply with the forthcoming new engine emission standards, enhance production flow, strengthen safety measures, improve testing capability, improve environment control, increase warehousing capacity and support other routine upgrading and replacement. Capital expenditures for building new facilities are part of Yuchai’s ongoing efforts to develop new products and improve the efficiency and performance of existing products.

As our business continues to grow, we will also require additional funds for capital expenditures. As of December 31, 2024, we had committed capital expenditures for upgrading existing facilities and building new facilities in the amount of RMB 463.4 million (US$64.6 million). We expect to continue funding our capital expenditures primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by regulations in China. Also, certain additional capital we contribute to Yuchai would require, among other things, the approval of the Ministry of Commerce which has broad discretion with respect to such approval.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2024, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 1.7 billion and RMB 1.0 billion (US$144.9 million), respectively. These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund its operations, as and when required.

As of December 31, 2023 and 2024, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation amounted to RMB 1.6 billion and RMB 1.4 billion (US$190.1 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

C.
Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Research and Development, Patents and Licenses.”

D.
Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of February 28, 2025, there were nine members elected to and serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had designated Messrs. Gan Khai Choon, Kwek Leng Peck, Stephen Ho Kiam Kong, Hoh Weng Ming and Wong Hong Wai as its nominees. Messrs. Li Hanyang and Wu Qiwei are nominees of Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers as of February 28, 2025 are identified below.

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

(1)
Also a Director of Yuchai.
(2)
Member of the Compensation Committee.
(3)
Member of the Audit Committee.
(4)
Also a Director of HLGE.

*

Mr. Wong Hong Wai was appointed as a Director of the Company with effect from March 1, 2023 and was subsequently re-designated as an Independent Director on April 21, 2023. He was also appointed as a member of Audit Committee on November 3, 2023.

Mr. Hoh Weng Ming is the President and a Director of the Company as well as a Director of Yuchai and HLGE. With over 40 years of professional experience across Singapore, Malaysia, New Zealand, Hong Kong and China, Mr. Hoh brings a wealth of regional expertise to his roles. He was previously the Financial Controller of the Company from 2002 to 2003, the Chief Financial Officer of the Company from 2008 to 2011 and the Chief Financial Officer of Hong Leong Asia from 2011 to 2013. Prior to that, he had worked in various roles with companies including Johnson Electric Industrial Manufactory Limited. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch and a Master of Business Administration from the Massey University (both in New Zealand). He is a Chartered Accountant in New Zealand and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Dato’ Gan Khai Choon is a Director of the Company and Yuchai, as well as the Non-Executive Chairman of HLGE. He is also the Managing Director of Hong Leong International (Hong Kong) Limited and an Executive Director of Hong Leong Hotel Development Limited. Dato’ Gan has extensive experience in the banking, real estate investment and development sectors and has been involved in a number of international projects for the Hong Leong Investment group of companies, including the management and development of the Grand Hyatt Taipei and the Beijing Riviera. He holds a Bachelor of Arts Degree (Honors) in Economics from the University of Malaya. Dato’ Gan is related to Mr. Kwek Leng Peck.

Mr. Kwek Leng Peck is a Director of the Company and Yuchai. He also serves as the Executive Chairman of Hong Leong Asia and an Executive Director of Hong Leong Investment Holdings Pte. Ltd., Hong Leong Corporation Holdings Pte. Ltd and Hong Realty (Private) Limited. He also sits on the boards of HL Technology, Hong Leong China, Well Summit Investments Limited and Hong Leong Finance Limited, as well as other affiliated companies. Mr. Kwek has many years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management as well as extensive involvement in the real estate developments, investments and hotel operations of the Hong Leong Investment group of companies in Singapore. Mr. Kwek is related to Dato’ Gan Khai Choon.

Mr. Stephen Ho Kiam Kong is a Director of the Company. He also serves as the Executive Director and Chief Executive Officer of Hong Leong Asia, and sits on the boards of HL Technology, Hong Leong China and Well Summit and other affiliated companies. Mr. Ho has extensive experience in finance, treasury and risk management from his executive positions previously held at Wilmar International Limited and a Dutch multinational corporate, Royal Philips. Prior to his financial management roles, Mr. Ho worked for major international financial institutions in Singapore, Hong Kong and New York in the areas of corporate banking, global markets trading, marketing and sales. Mr. Ho holds a Bachelor of Commerce and Administration Degree from the Victoria University of Wellington, New Zealand and had completed the Advanced Management Program at the Harvard Business School, Boston, U.S.

Mr. Li Hanyang was appointed as a Director of the Company on May 12, 2021. He was also the Chairman of Yuchai’s Board and the Chairman of GY (a 20.10% shareholder of the Company). Mr. Li started his career with Yuchai as a production preparation section chief in 1993 and was gradually promoted to a deputy general manager of Yuchai in 2000. He was transferred to GY in 2002 and since then he has served in various managerial positions including chief engineer, director, chairman and party secretary of the GY Group. Mr. Li holds a Bachelor’s degree in Mechanical Design and Manufacturing from Tsinghua University and an MBA from the Huazhong University of Science and Technology.

Mr. Wu Qiwei was elected as a Director of the Company on July 23, 2021 after serving as Alternate Director of the Company to Mr. Yan Ping since 2012. Mr. Wu is also the President and a director of Yuchai. He previously served as a Deputy General Manager of Yuchai in charge of sales and marketing. He holds a Bachelor of Engineering Degree from the Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

Mr. Neo Poh Kiat is an Independent Director of the Company and Yuchai. Between August 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Presently, Mr. Neo serves as a director with Fullerton Credit group companies in China, CapitaLand China Trust Management Limited and Valuemax Group Limited. He holds a Bachelor of Commerce Degree (Honors) from the Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Xie Tao is an Independent Director of the Company and Yuchai. He also serves an Independent Director of Zhejiang Wanfeng Auto Wheel Co., Ltd. and a Non-Independent Non-Executive Director of Shanghai Vico Precision Mold & Plastics Co., Ltd., a publicly listed company in China. Mr. Xie has more than 30 years of experience in corporate management and financial advisory, including mergers and acquisitions, corporate finance and transaction services. He has spent the major part of his career with PricewaterhouseCoopers (PwC) for nearly 23 years as a lead partner of the Advisory practice in PwC China and as the Senior Partner of Corporate Finance serving on the Executive Board of the China, Singapore and Hong Kong member firms of PwC. From 2012 and 2014, he served a partner at Ernst & Young and later Deloitte, leading transaction services and corporate finance business. Mr. Xie holds a Bachelor’s degree in Physics from the Beijing University in China and was a member of the UK Chartered Association of Certified Accountants. Our Board of Directors has determined that Mr. Xie is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Wong Hong Wai joined the Company as a Director on March 1, 2023 and was subsequently re-designated as an Independent Director on April 21, 2023. Presently, Mr. Wong serves as an Innovation Advisor with IPI, a subsidiary of Enterprise Singapore, and an Associate Faculty with the Singapore Institute of Technology. Prior to this, he was with the Singapore Economic Development Board and General Motors, where he had worked in six countries over a span of more than 35 years. He has extensive experience in industry development, mergers and acquisition, new business development, strategic alliance management, sales and marketing, strategic risk management, business strategy, product portfolio planning, global procurement, and business process re-engineering. Mr. Wong is a Senior Accredited Board Director of the Singapore Institute of Directors and a Fellow of the Singapore Institute of Arbitrators. He holds a Bachelor of Engineering (Production and Industrial Engineering) degree from the Ulm University of Applied Sciences in Germany and a Master of Business Administration from the National University of Singapore. He has also completed an Executive Program at the Stephen M. Ross School of Business at the University of Michigan, U.S. Our Board of Directors has determined that Mr. Wong is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Loo Choon Sen joined the Company as the Chief Financial Officer on June 3, 2021 and was appointed as a Director of Yuchai on November 30, 2021. Mr. Loo has over 20 years of financial leadership experience. He started his career as an external auditor with Baker Tilly and moved on as the Financial Controller for a subsidiary of a company listed on the Kuala Lumpur Stock Exchange, based out of Papua New Guinea. He joined Cameron International Corporation in 2001, where he held various positions, including as Director of Financial Services for Asia Pacific & Middle East based out of Singapore and Director of Finance for Canada, based out of Edmonton, Canada. After Schlumberger Limited acquired Cameron International Corporation in 2016, he became the Director of Finance for Schlumberger Limited’s Cameron Product Lines for Asia Pacific & Middle East spanning across 15 countries in the region. Prior to his current role, he was with TechnipFMC covering the Asia Pacific region. Mr. Loo holds a Bachelor of Commerce degree in Finance and Accounting from the Curtin University of Technology and is a Certified Practising Accountant in Australia.

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

Directors and Executive Officers of Yuchai

According to Yuchai’s Articles of Association, the Board of Directors of Yuchai shall consist of 13 members. As of February 28, 2025, there were 13 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s Board of Directors has been reconstituted with the Company entitled to elect nine of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us. Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors.

The directors and executive officers of Yuchai as of February 28, 2025 are identified below.

Name	Position in Yuchai	Year First Elected or Appointed Director or Officer
LI Hanyang (1)	Chairman of the Board of Directors	2021
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
KWEK Leng Peck (1)	Director	2005
GAN Khai Choon (1)	Director	2007
NEO Poh Kiat (1)	Independent Director	2008
WU Qiwei (1)	Director and President	2011
SHEN Guang	Director	2023
XIE Tao (1)	Independent Director	2019
LOO Choon Sen	Director	2021
LI Kaiguo	Independent Director	2023
ANG Tiong Ing	Director	2024
NING Xingyong	Director and Vice President	2024/2015
ZHONG Yuwei	Director and Vice President	2024/2021
QIN Xiaohong	Chief Accountant	2022
WANG Limin	Vice President	2015
TAN Guirong	Vice President	2015
CHEN Hai	Vice President	2021
LIANG Heping	Vice President	2021
CAI Xiaohong	Vice President	2017
YAO Huaxiong	Vice President	2018
LAI Tak Chuen Kelvin (2)	Chief Business Controller seconded to Yuchai	2011
TAY Hui Boon Kelly (2)	Financial Controller seconded to Yuchai	2008

(1)
Also a Director of the Company.
(2)
Secondee of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Li Hanyang, Hoh Weng Ming, Kwek Leng Peck, Gan Khai Choon, Neo Poh Kiat, Wu Qiwei, Xie Tao, and Loo Choon Sen, see “Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers of the Company.”

Mr. Li Kaiguo was appointed as a Director of Yuchai in August 2023. He is also currently serving as an Independent Director for Sailes Group Co., Ltd., Hunan Times Electric Co., Ltd., and Qingling Car (Group) Co., Ltd., as well as a Director for Chongqing Yufu Assets Management Group. Mr. Li possesses extensive expertise in automotive engineering. He became the Head of the General Group Inspection Technology Expert Committee at China Automotive Engineering Research Institute Co., Ltd. after he served the company from 2013 to 2022 as general manager, director and Chairman. Mr. Li holds a Bachelor’s degree in Automotive Engineering from Hunan University.

Mr. Shen Guang was appointed as a Director of Yuchai in May 2023. He is also a Director and General Manager of GY. He joined Yuchai in 1994 and had accumulated extensive technical and managerial experience in the foundry, production department, Xiamen Yuchai, and corporate management department. In 2014, he was transferred to GY and served as Assistant to the President and Deputy General Manager, and was promoted to the General Manager of GY in 2022. He holds a Master of Engineering degree from Henan University of Science and Technology.

Mr. Ang Tiong Ing was appointed as a Director of Yuchai in February 2024. He is currently the Senior Vice President, Operations of the Company. Mr. Ang has more than 30 years of experience and deep expertise across the engineering industry. Prior to joining the Company, he held various positions where he led business activities related to manufacturing, environmental health and safety, engineering design and development, business development, mergers and acquisitions, and corporate planning, with overall responsibility to meet the corporate growth strategies as General Manager, Vice President and Senior Vice President within the publicly listed ST Engineering Group of Companies in Singapore, focusing on providing solutions for aerospace, defense, engineering and smart cities.

Mr. Ning Xingyong was appointed as a Director of Yuchai in January 2024. He has been serving as a Vice President of Yuchai since 2015. He is also the Executive Director of MGP, a 93.46% owned subsidiary of Yuchai. He holds a Bachelor’s degree in Foundry Engineering from Guangxi University.

Mr. Zhong Yuwei was appointed as a Director of Yuchai in January 2024. He has been serving as Vice President of Yuchai since May 2021 after working as a Deputy General Manager from January 2012. He is also the Chairman of Yuchai Simlan Technology Co., Ltd., an 87.7% owned subsidiary of Yuchai. He holds a Bachelor’s degree in Internal Combustion Engineering from Tsinghua University.

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

Mr. Lai Tak Chuen Kelvin is the Chief Business Controller of Yuchai seconded from the Company. He assumed the role of Vice President of Operations of the Company in June 2010 and currently serves as the General Manager of Operations of the Company. He has been serving as the Chief Business Controller of Yuchai since March 2011. Mr. Lai’s extensive career spans over 14 years at Rolls-Royce International Ltd, where he held various positions in power generation and industrial power businesses across the Greater China Region, including Taiwan. Prior to this, he spent a decade as a marine engineer in a shipping company before transitioning to Cummins Hong Kong Ltd, where he served as General Manager, overseeing diesel engine distribution and aftermarket operations in Southern China and Hong Kong. Mr. Lai holds a Bachelor’s degree in Business Administration in Management from the Hong Kong Metropolitan University and a Postgraduate Certificate in Engineering Business Management from the University of Warwick, U.K.

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

We provide certain management, financial planning, internal audit services, internal control testing, IFRS accounting standards training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Corporate Structure — Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

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

The Company and Yuchai entered into a supplemental agreement in 2020 and 2021, respectively, pursuant to which Yuchai paid an additional management fee of RMB 3 million to the Company respectively for the fiscal year 2020 and 2021 in respect of additional management services provided by the Company and higher human resource costs related to those services. In March 2023, the Company and Yuchai entered into a supplemental agreement in respect of an additional management fee of RMB 3 million for the fiscal year 2022. In September 2023, the Company and Yuchai entered into a supplemental agreement in respect of an additional management fee of RMB 6 million for the fiscal year 2023.

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall, unless otherwise agreed, be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$538,493 for the fiscal year 2021 at our annual general meeting held on July 22, 2022, and from US$250,000 to US$540,000 for the fiscal year 2022 at our annual general meeting held on August 7, 2023. At our annual general meeting held on August 7, 2024, our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$552,384 for the fiscal year 2023. For the fiscal year 2024, and subject to shareholders’ approval at the annual general meeting, we will pay an annual director fee of US$70,000 to each Director (pro-rated accordingly if a director resigns, retires or assumes the position during the year) other than the President of the Company, and an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively.

Our Board of Directors may grant special remuneration to any Director who, being called upon, shall render any special or extra services to or at the request of the Company. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by our Board of Directors. For the year of 2024, our Board of Directors approved a special remuneration of US$70,000 to be paid to one of our Directors.

Save for legally mandated contributions on behalf of our employees, our Board of Directors does not provide pensions or other benefits to any Director, officer or former Director or officer, or any of their family members or dependents.

Share Ownership

The directors and executive officers of the Company and Yuchai do not currently own any shares of Common Stock, but certain directors and executive officers have been awarded share options under our Equity Incentive Plan, and have been awarded equity interest under the equity incentive schemes of our subsidiaries.

China Yuchai International Limited 2014 Equity Incentive Plan

The China Yuchai International Limited 2014 Equity Incentive Plan (the “Equity Incentive Plan”) was approved and adopted by the Board of Directors of the Company on May 10, 2014, and was approved by the Company’s shareholders on July 4, 2014. The purpose of the Equity Incentive Plan is to provide an incentive to attract, retain and motivate eligible employees of the Company by offering them an opportunity to participate in the Group’s future performance through the grant of Awards (as defined in the Equity Incentive Plan, including options, restricted stock and stock payments). The Equity Incentive Plan expired in May 2024 after its ten (10) years duration.

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

Options

The grant of share options is to be at an exercise price not less than 100% of the fair market value of the Common Stock subject to the option on the date the option is granted and the par value of the Common Stock. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options are prohibited without the approval of shareholders. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1.00 per award. The term of share options may not exceed ten years from the date of grant. The number of share options that the Company has granted to its executive officers and Yuchai’s employees is set out in the following table and as of December 31, 2024, all 270,000 options outstanding under the Equity Incentive Plan had expired.

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

Duration of the Plan

The Equity Incentive Plan expired in May 2024. Awards outstanding at the time of the Equity Incentive Plan’s termination may continue to be exercised in accordance with their terms and shall continue to be governed by and interpreted consistent with the terms of the Equity Incentive Plan. As of December 31, 2024, all options outstanding under the Equity Incentive Plan expired.

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2024 was approximately RMB 82.4 million (US$11.5 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. For more details, see also “Item 6. Directors, Senior Management and Employees — B. Compensation — Remuneration and Pensions.”

C.
Board Practices

Please see “Item 6. Directors, Senior Management and Employees – B. Directors and Executive Officers of the Company” for more details.

D.
Employees

As of December 31, 2022, 2023 and 2024, we had 8,720, 8,177 and 8,930 employees, respectively. Set out below is the breakdown of the number of our employees by geographical location of work:

As of December 31,	Singapore	PRC	Others	Total
	Number of employees
2022	15	8,583	122	8,720
2023	15	8,036	126	8,177
2024	15	8,802	113	8,930

Yuchai provides its employees with a fixed base salary and a bonus that is determined by the employees’ performance and productivity and participates in defined contribution retirement plans as legally mandated under applicable Chinese laws. See Note 7.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive further subsidies for housing. For the fiscal year 2024, the total annual salary and bonus paid and payable to Yuchai’s employees was RMB 1.3 billion (US$185.3 million). Yuchai, on an annual basis, enters into a collective labor agreement with the union which represents all of its employees. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

E.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of Common Stock as of December 31, 2024 by all persons who are known to us to own 5% or more of the outstanding shares of Common Stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,518,322 shares of Common Stock outstanding as of December 31, 2024 (excluding 3,339,968 shares held as treasury shares).

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	18,270,965	48.70%
Coomber Investments Limited (2)	7,537,160	20.10%
Shah Capital Management (3)	4,345,471	11.58%

(1)
Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and the 18,270,965 shares of Common Stock or approximately 48.70% of the total number of shares of Common Stock outstanding, excluding treasury shares, held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — D. Risk Factors — Risks related to Corporate Structure — We may experience a change of control as a result of sale or disposal of shares of our Common Stock by our controlling shareholders” and “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.
(2)
Information based on the Schedule 13D filed with the SEC on February 26, 2025 by Coomber, Goldman Industrial Ltd., GY, State-owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region, Guangxi Beitou Heying Industrial Investment Partnership (Limited Partnership), Guangxi Industrial Investment and Development Co., Ltd. and the State-owned Assets Supervision and Administration Commission of the People’s Government of Yulin City, according to which each of the foregoing entities may be deemed to share voting and dispositive power with respect to the 7,537,160 shares of Common Stock held directly by Coomber.
(3)
Information based on a report on Form 13F filed by Shah Capital Management with the SEC on January 22, 2025, as of December 31, 2024.

As of February 28, 2025, there were 22,597,335 shares of Common Stock, or 55.31% of the total number of issued shares of 40,858,290 (including 3,339,968 shares held as treasury shares), held of record by 9 holders with registered addresses in the United States.

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

B.
Related Party Transactions

Shareholders Agreement

Hong Leong China, China Everbright Holdings, The Cathay Investment Fund, Limited, or Cathay, GS Capital Partners L.P., or GSCP, 14 shareholders who initially invested in us through Sun Yuan BVI, or the Sun Yuan Shareholders, and the Company in 1994 entered into an amended and restated Shareholders Agreement, or the Shareholders Agreement, which provides for certain matters relating to the management of our Company and Yuchai and the ownership of our Common Stock. The Shareholders Agreement provides that our Board of Directors will consist of eleven directors, the controlling shareholder (as described below) will be entitled to designate six directors, the major shareholder (as described below) will be entitled to designate two directors, and each of Cathay and GSCP will be entitled to designate one director and the chief executive officer of Yuchai will initially be the other director. The Shareholders Agreement also provides that the controlling shareholder will be entitled to designate five of the nine Yuchai directors that we are entitled to designate, the major shareholder will be entitled to designate two such directors and each of Cathay and GSCP will be entitled to designate one such director. Under the Shareholders Agreement, the nine Yuchai directors designated by us will vote as a block in accordance with the vote of the majority of such nine directors. The Shareholders Agreement provides that the controlling shareholder will be the person holding the special share, provided that at all times the controlling shareholder will be either Hong Leong Asia or China Everbright Holdings, and the other will be the major shareholder. Since our initial public offering in 1994, Hong Leong Asia has been the controlling shareholder and China Everbright Holdings has been the major shareholder. However, in October 2002, China Everbright Holdings sold all of its shares in Coomber to Goldman in October 2002 and is no longer our major shareholder. The Shareholder Agreement provides that if any shareholder (other than the controlling shareholder) ceases to own at least 4% of our Common Stock, such shareholder will no longer be entitled to designate any directors. Accordingly, China Everbright Holdings no longer has director designation rights. The Shareholders Agreement also provides that, so long as Hong Leong Asia is the controlling shareholder, Yuchai or we will pay Hong Leong Asia an annual management fee of not less than US$500,000 for management services provided by Hong Leong Asia, including the services of our president and chief financial officer. With effect from January 2008, further to agreements entered into between the Company and Yuchai, Yuchai has paid to the Company, instead of Hong Leong Asia, a consultancy and management services fee of US$1,000,000 per annum. Hong Leong Asia has agreed to waive its right to be paid any fees as set out in the Shareholders Agreement. The Shareholders Agreement will terminate upon the occurrence of an event resulting in the special share ceasing to carry any rights.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS accounting standards training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, usually travel monthly, for as much as up to two weeks, at a time to Yuchai to actively participate in Yuchai’s operations and decision-making process. Pursuant to a management services agreement and a consulting services agreement, we charge a total of US$1.0 million per annum to Yuchai for these services. In consideration of the increase of management services as well as higher human resource costs incurred to provide services to Yuchai, the Company entered into supplemental agreements with Yuchai on a yearly basis from 2019 to 2022, for an additional management fee of RMB 3 million per annum paid by Yuchai to the Company. The Company and Yuchai executed a supplemental agreement in March 2023 in respect of an additional management fee of RMB 3 million for the year 2022. In September 2023, the Company and Yuchai entered into a supplemental agreement in respect of an additional management fee of RMB 6 million for the fiscal year 2023.

During the fiscal year 2024, certain affiliates of Hong Leong Asia charged us RMB 9.0 million (US$1.3 million) for certain general and administrative expenses such as insurance premium, corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During the fiscal year 2024, Yuchai entered into agreements with the GY Group (including its affiliates) and with Yuchai’s associates and joint ventures for, in particular, sales of engines and parts to the GY Group, purchase of parts, supplies and engines from the GY Group, and other business relating to, among other things, hospitality, lease of assets, property management services, and delivery, storage, distribution and handling services. For further details on our business transactions with related parties, please see Note 29 to our consolidated financial statements in Item 18.

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

In May 1993, in order to finance further expansion, Yuchai sold shares to the Company and became a Sino-foreign joint stock company, i.e., a foreign-invested enterprise, or FIE, under the PRC Foreign Investment Law effective on January 1, 2020.

PRC laws and regulations require that before any company, including an FIE such as Yuchai, distributes profits, it must (i) recover losses in previous years; (ii) satisfy all tax liabilities; and (iii) make contributions to the statutory reserve fund in an amount equal to 10% of net income for the year determined in accordance with generally accepted accounting principles in the PRC, or PRC GAAP. However, the allocation of statutory reserve fund will not be further required once the accumulated amount of such fund reaches 50% of the registered capital of Yuchai. Any determination by Yuchai to declare a dividend will be at the discretion of Yuchai’s shareholders and will be dependent upon Yuchai’s financial condition, results of operations, regulatory factors and other relevant factors. Yuchai’s Articles of Association provide that dividends shall be paid at least once a year out of after-tax profits (if any). To the extent Yuchai has foreign currency available, dividends declared by shareholders at a shareholders’ meeting to be paid to holders of Foreign Shares (currently only the Company) will be payable in foreign currency, and such shareholders will have priority thereto. If the foreign currency available is insufficient to pay such dividends, such dividends may be payable partly in Renminbi and partly in foreign currency. Dividends allocated to holders of Foreign Shares may be remitted in accordance with the relevant Chinese laws and regulations. In the event that the dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with the relevant laws, regulations and policies in China.

Any determination by the Company to declare a dividend will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders in the fiscal year (per share)			Dividend paid/payable by Yuchai to the Company for the fiscal year (in thousands)
2020	US$	0.85	(1)	RMB	614,414	(2)
2021	US$	1.70	(3)	RMB	151,796	(4)
2022	US$	0.40	(5)	RMB	115,654	(6)
2023	US$	0.28	(7)	RMB	155,411	(8)
2024	US$	0.38	(9)	RMB	191,553	(10)

(1)
On April 3, 2020, we declared a dividend of US$0.85 per ordinary share amounting to a total of US$34.7 million for the fiscal year 2019. The dividend was paid in cash to our shareholders on July 31, 2020.
(2)
The dividend declared by Yuchai for the fiscal year 2020 was paid to us between June 1, 2021 and June 4, 2021. For the dividend paid for the fiscal year 2020, the total amount paid to us was in Renminbi.
(3)
On June 10, 2021, we announced a dividend of US$1.70 per ordinary share amounting to a total of US$69.5 million for the fiscal year 2020. The dividend was paid in cash to our shareholders on July 8, 2021.
(4)
The dividend declared by Yuchai for the fiscal year 2021 was paid and received by us in July 2022. For the dividend paid for the fiscal year 2021, the total amount paid to us was in Renminbi.
(5)
On June 23, 2022, we announced a dividend of US$0.40 per ordinary share amounting to a total of US$16.3 million for the fiscal year 2021. The dividend was paid in cash to our shareholders on July 15, 2022.
(6)
The dividend declared by Yuchai for the fiscal year 2022 was paid and received by us in July 2023. For the dividend paid for the fiscal year 2022, the total amount paid to us was in Renminbi.
(7)
On July 18, 2023, we announced a dividend of US$0.28 per ordinary share amounting to a total of US$11.4 million for the fiscal year 2022. The dividend was paid in cash to our shareholders on August 7, 2023.
(8)
The dividend declared by Yuchai for the fiscal year 2023 was paid and received by us in June 2024. For the dividend paid for the fiscal year 2023, the total amount paid to us was in Renminbi.
(9)
On August 7, 2024, we announced a dividend of US$0.38 per ordinary share amounting to a total of US$14.3 million for the fiscal year 2023. The dividend was paid in cash to our shareholders on August 28, 2024.
(10)
The dividend declared by Yuchai for the fiscal year 2024 has been approved by Yuchai's shareholders on March 21, 2025. It will be paid to us within one month after Yuchai’s audited financial statements for the fiscal year 2024 are approved by Yuchai’s shareholders.

Under the share buyback plan adopted on June 7, 2024, the Company has repurchased a total of 3,339,968 shares, and as of December 31, 2024, the 3,339,968 shares are held as treasury shares by the Company. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” Pursuant to Section 42B(11) of the Companies Act 1981 (as amended) of Bermuda, no dividend or other distribution of a company’s assets shall be paid or made to the company in respect of shares held by the company as treasury shares. As such, shares repurchased by the Company under the share buyback plan and held by the Company as treasury shares are and will be excluded from the payment of the Company’s dividend.

B.
Significant Changes

Except as otherwise disclosed in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements, and/or since the date of the most recent interim financial statements, if any, included in this Annual Report.

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

Standard for U.S. Domestic Listed Companies	China Yuchai International Limited’s Practice

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity—compensation plans and material revisions thereto, with limited exceptions.	•	Our Equity Incentive Plan was approved by our shareholders in 2014 and expired in 2024.

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.	•

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

Shareholders holding not less than one-tenth in value of the paid up share capital of the Company and having the right to attend and vote at general meetings of the Company shall have the right, by written request to the Chairman or President (as applicable), Deputy Chairman or Vice President (as applicable) or Secretary of the Company, to require that a special general meeting be convened by the Directors for the transaction of any business specified in the request. Such meeting shall be held within two months after the request has been made. If within 21 days of such deposit of the request, the Board fails to convene the meeting, such shareholders may convene the meeting themselves in accordance with Section 74(3) of the Companies Act 1981 of Bermuda.

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

B.
Exchange Controls

Bermuda Exchange Controls

We have been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. We have received the permission of the Bermuda Monetary Authority under the Exchange Control Act of 1972 and regulations thereunder for the transfer of shares of Common Stock to and between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares within the existing authorized capital of the Company to such persons for so long as such shares are listed on the NYSE. The Bermuda Monetary Authority has also granted to all Bermuda companies with voting shares listed on an appointed stock exchange (as defined in the Companies Act 1981 of Bermuda), a general permission for the issue and subsequent transfer of any securities of such companies from and to a non-resident of Bermuda. The NYSE is an appointed stock exchange under the Companies Act 1981 of Bermuda. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. In recent years, there have been periods of volatility of the exchange rate between Reminbi and the US dollar. By comparing the currency exchange rate of the US dollar against Reminbi, which was 7.0827 as of December 29, 2023 and 7.1738 as of February 28, 2025, respectively, the Renminbi depreciated about 1.3% against the US dollar with the average exchange rate of 7.1287. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

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

C.
Taxation

Bermuda Taxation

There is no Bermuda profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by shareholders of the Company other than by shareholders ordinarily resident in Bermuda. Bermuda enacted the Corporate Income Tax Act 2023 on December 27, 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750 million for two out of the four previous fiscal years. A Bermuda entity that is tax resident in another jurisdiction under the laws of that jurisdiction based on its location of management and control is not a Bermuda constituent entity. If a Bermuda constituent entity of a multi-national group is subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net taxable income of such constituent entity as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entity). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025.

The Company has obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or to any of its operations, shares, debentures or other obligations of the Company until March 31, 2035, except insofar as such tax or duty applies to persons ordinarily resident in Bermuda or is payable by the Company in respect of real property owned by or leased or let to the Company in Bermuda. Any liability for tax of a Bermuda constituent entity in scope of the CIT Act shall apply notwithstanding the assurance given to such entity pursuant to the Exempted Undertakings Tax Protection Act 1966.

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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months (“safe harbor rule”). It is announced in the Singapore Budget 2025 that the sunset date of December 31, 2027 will be removed, amongst other enhancements to the safe harbor rule.

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

Income Tax

In 2007, the National People’s Congress approved and promulgated the CIT Law, which became effective from January 1, 2008 and was further amended on December 29, 2018. Under the CIT Law, foreign invested enterprises and domestic companies are subject to a uniform corporate tax rate of 25% but Yuchai may continue to enjoy the reduced corporate tax rate of 15% if it qualifies under the High Technology Incentive Scheme or the Western Development Tax Incentive Scheme.

•
The High Technology Incentive was introduced in 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. Yuchai has applied to tax authorities to qualify under this scheme every 3 years since 2011 and was certified as a high technology company with effect from 2011 to 2025. Yuchai filed its corporate tax returns under the High Technology Incentive Scheme from 2015 to 2023 and will file its corporate tax return under this scheme for 2024 in mid-2025.
•
The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was first applicable from 2001 to 2010. In 2011, the scheme was extended to 2020, and further extended to December 2030 with effective from January 1, 2021. Yuchai filed its corporate tax returns under this scheme from 2008 to 2014. According to latest published catalogue of qualifying industries for the Western Development Incentive Scheme, MGP and Sky Cloud filed their corporate tax return under this scheme for 2022 and 2023. In 2024, MGP has obtained the certification of the high technology company, and is eligible to file its corporate tax return under both High Technology Incentive Scheme and Western Development Tax Incentive Scheme for 2024 in mid-2025. Sky Cloud will continue to file its corporate tax return under Western Development Tax Incentive Scheme.

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

There were no further changes to the value-added tax rates in 2022 - 2024 applicable to Yuchai.

On December 25, 2024, the Standing Committee of the National People’s Congress issued the Value-Added Tax Law of the People’s Republic of China (the Presidential Decree No. 41), which will take effect on January 1, 2026. The Value-Added Tax Law further requires that entities and individuals (including sole proprietorships) that sell goods, services, intangible assets, or real property (hereinafter referred to as ‘taxable transactions’) within the territory of the People’s Republic of China (hereinafter referred to as ‘domestic territory’) or import goods are deemed VAT taxpayers and shall pay value-added tax.

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The Group is in the process of assessing the exposure to the Pillar Two income taxes arising from the legislation. The Group does not expect Pillar Two top up exposure for financial year 2024 and will continue to monitor the development of Pillar Two legislation and assess the impacts on our future financials.

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

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for interest-bearing loans and borrowings from banks at December 31, 2024 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis points increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 (2023: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2024 of the Company would decrease/increase by RMB 12.5 million (US$1.7 million) (2023: profit decrease/increase by RMB 12.7 million) arising from interest expenses on interest-bearing loans and borrowings.

Foreign currency exchange rate risk

Our exposure to foreign currency exchange rate risk primarily relates to cash and bank balances, purchases and sales that are denominated in currencies other than the respective functional currencies of entities within the Group. The currencies giving rise to this risk in fiscal years 2023 and 2024 are primarily Singapore dollar and the US dollar.

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

The Company’s exposures to foreign currency exchange rate risk are as follows:

2023	Singapore Dollar	Euro	US Dollar	Others
	RMB	RMB	RMB	RMB
	(in thousands)
Trade and other receivables	1,700	13,686	7,221	377
Cash and bank balances	157,073	5,337	18,162	24,114
Financial liabilities	(1,565)	—	—	—
Trade and other payables	(7,568)	(13,689)	(20,453)	(12,795)
	149,640	5,334	4,930	11,696

2024	Singapore Dollar	Euro	US Dollar	Others
	RMB	RMB	RMB	RMB
	(in thousands)
Trade and other receivables	625	3,997	63,161	253
Cash and bank balances	133,884	7,212	13,124	1,117
Financial liabilities	(870)	—	—	—
Trade and other payables	(7,628)	(3,522)	(7,238)	(4,808)
	126,011	7,687	69,047	(3,438)
US$	17,565	1,072	9,625	(479)

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase/(decrease) profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Singapore dollar	14,964	12,601	1,757
Euro	533	769	107
US dollar	493	6,905	963

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

B.
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting refers to a process designed by, or under the supervision of, our President and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with IFRS accounting standards. Internal control over financial reporting includes those policies and procedures that:

•
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards;
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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

C.
Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been attested by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report of this Annual Report on Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	2023		2024
	RMB		RMB
	(in thousands)
Audit fees	8,426	(1)	10,613	(2)
Audit-related fees	352		216
Tax fees	173		10
All other fees	224		432
Total	9,174		11,271

Notes:

(1)
Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during the fiscal year 2023. The remaining audit fees for the fiscal year 2023 of RMB 7.7 million were billed in 2024.
(2)
Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during the fiscal year 2024. The remaining audit fees of RMB 7.4 million had not been billed as of February 28, 2025.

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

All Other Fees

All other fees primarily consist of professional service in relation to IFRS accounting standards training activities and other advisory services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company adopted a share buyback plan on June 7, 2024, under which the Company may repurchase its ordinary shares up to US$40 million in dollar amount or 4 million in number, whichever occurs earlier. The Company commenced repurchases under the plan in July 2024 and terminated the plan in October 2024. As of the plan termination date of October 31, 2024, the Company had repurchased a total of 3,339,968 shares under the plan amounting to US$39.8 million. The following table includes information about repurchases made by us in the fiscal year ended December 31, 2024. There were no purchases made by our affiliated purchasers under the plan during the year.

				Maximum
			Total	dollar value
			number of	of ordinary
			ordinary	shares that
			shares	may yet be
	Total		purchased	purchased
	number of	Average	as part of	under
	ordinary	price paid	publicly	publicly
	shares	per ordinary	announced	announced
	purchased	share	program (1)	program
Period		(US$)		(US$ million)

July 2024	2,215,711	12.94	2,215,711	11.3
August 2024	1,045,261	9.78	1,045,261	1.1
September 2024	67,162	11.61	67,162	0.3
October 2024	11,834	12.08	11,834	0.2	(2)
Total	3,339,968	11.92	3,339,968

Notes:

(1)
Shares repurchased through open market transactions at prevailing market prices and privately negotiated transactions.
(2)
As the Company terminated the shares buyback plan on October 31, 2024, the remaining dollar value and number of shares that yet be repurchased under the plan were forfeited.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy, which, among other things, governs the purchase, sale, and other dispositions of our securities by our directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of NYSE. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

4.7	Form of indemnification agreement entered into by the Registrant with its officers and directors. (incorporation herein by reference)
4.8	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).
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

8.1	Subsidiaries of the Registrant. (Filed herewith)
11.1	Insider Trading Policy. (Filed herewith)
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

97.1	Policy for Recovery of Erroneously Awarded Compensation. (incorporation herein by reference)
101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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

Date: April 25, 2025

China Yuchai International Limited

Consolidated Financial Statements

December 31, 2024

sh

China Yuchai International Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS accounting standards (“IFRS”) as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2025 expressed an unqualified opinion thereon.

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

Capitalization of development costs

Description of the Matter

The Group engages in research and development activities to improve existing engine products and develop new engine products and related technologies (the “Development Projects”). The Group has determined that the Development Projects met the capitalization criteria as stated in Note 2.5 (h) to the consolidated financial statements. This included RMB 204.3 million (US$28.5 million) capitalized during the year, as disclosed in Note 12 to the consolidated financial statements.

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

April 25, 2025

Opinion on Internal Control over Financial Reporting

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, China Yuchai International Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 25, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

Singapore

April 25, 2025

China Yuchai International Limited

Consolidated Statement of Profit or Loss

	Note	31.12.2022	31.12.2023	31.12.2024	31.12.2024
		RMB’000	RMB’000	RMB’000	US$’000
Revenue	6	16,030,636	18,046,349	19,133,575	2,667,146
Cost of sales		(13,857,659)	(15,502,876)	(16,315,074)	(2,274,258)
Gross profit		2,172,977	2,543,473	2,818,501	392,888
Other operating income	7.2(a)	334,349	469,300	587,256	81,861
Other operating expenses	7.2(b)	2,407	(26,938)	(11,598)	(1,617)
Research and development expenses		(836,438)	(876,578)	(984,659)	(137,257)
Selling, general and administrative expenses		(1,154,004)	(1,499,808)	(1,812,526)	(252,659)
Operating profit		519,291	609,449	596,974	83,216
Finance costs	7.3	(95,472)	(100,175)	(77,982)	(10,870)
Share of results of associates, net of tax		(1,547)	(5)	(5)	(1)
Share of results of joint ventures, net of tax	5	(27,546)	62,083	101,553	14,156
Profit before tax		394,726	571,352	620,540	86,501
Income tax expense	8	(59,065)	(148,496)	(128,798)	(17,954)
Profit for the year		335,661	422,856	491,742	68,547
Attributable to:
Equity holders of the Company		218,581	285,518	323,055	45,033
Non-controlling interests		117,080	137,338	168,687	23,514
		335,661	422,856	491,742	68,547
Earnings per share (dollar per share)
- Basic	9	5.35	6.99	8.21	1.14
- Diluted	9	5.35	6.99	8.21	1.14

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Comprehensive Income

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Profit for the year	335,661	422,856	491,742	68,547
Other comprehensive income
Items that may be reclassified subsequently to profit or loss, net of tax:
Foreign currency translation	88,708	21,369	15,672	2,185
Net fair value change on debt instruments at fair value through other comprehensive income	409	10,649	2,787	388
Other comprehensive income for the year, net of tax	89,117	32,018	18,459	2,573
Total comprehensive income for the year, net of tax	424,778	454,874	510,201	71,120
Attributable to:
Equity holders of the Company	292,369	310,383	338,082	47,127
Non-controlling interests	132,409	144,491	172,119	23,993
	424,778	454,874	510,201	71,120

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

	Note	31.12.2023	31.12.2024	31.12.2024
		RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	10	3,553,601	3,418,243	476,490
Investment property	11	4,103	4,173	582
Intangible assets	12	1,951,133	1,922,854	268,039
Investment in associates		248	258	36
Investment in joint ventures	5	237,229	338,579	47,197
Deferred tax assets	8	426,377	410,728	57,254
Right-of-use assets	16	298,445	302,013	42,099
Capitalized contract cost	6.2	122,627	130,015	18,124
		6,593,763	6,526,863	909,821
Current assets
Inventories	13	4,649,027	4,654,448	648,812
Trade and other receivables	14	8,458,624	9,416,461	1,312,618
Development properties		16,733	16,729	2,332
Cash and short-term bank deposits	15	6,039,471	6,433,593	896,818
		19,163,855	20,521,231	2,860,580
Total assets		25,757,618	27,048,094	3,770,401

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Financial Position

	Note	31.12.2023	31.12.2024	31.12.2024
		RMB’000	RMB’000	US$’000
EQUITY AND LIABILITIES
Equity
Issued capital	17	2,081,138	2,081,138	290,103
Treasury shares	18	—	(285,561)	(39,806)
Statutory reserves	20	381,724	443,949	61,885
Capital reserves	20	(18,236)	(18,236)	(2,542)
Retained earnings		6,820,555	6,979,738	972,949
Other components of equity	20	(38,653)	(36,403)	(5,075)
Equity attributable to equity holders of the Company		9,226,528	9,164,625	1,277,514
Non-controlling interests		2,949,097	3,134,940	436,999
Total equity		12,175,625	12,299,565	1,714,513
Non-current liabilities
Loans and borrowings	26	690,000	638,000	88,935
Lease liabilities	25	16,009	30,258	4,218
Contract liabilities	24	52,214	48,091	6,704
Deferred tax liabilities	8	65,089	65,056	9,068
Deferred grants	27	451,894	494,847	68,980
Other financial liability	28	67,050	70,004	9,758
Other payables	22	181,155	171,768	23,944
		1,523,411	1,518,024	211,607
Current liabilities
Trade and other payables	22	9,227,324	10,293,751	1,434,909
Loans and borrowings	26	1,850,294	1,871,800	260,922
Lease liabilities	25	33,272	32,973	4,596
Contract liabilities	24	639,213	582,592	81,211
Provision for taxation		52,399	60,824	8,479
Provisions	23	256,080	388,565	54,164
		12,058,582	13,230,505	1,844,281
Total liabilities		13,581,993	14,748,529	2,055,888
Total equity and liabilities		25,757,618	27,048,094	3,770,401

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2022	2,081,138	309,237	30,704	6,578,865	(118,176)	19,758	(30,902)	(11,472)	8,859,152	2,756,192	11,615,344
Profit for the year	—	—	—	218,581	—	—	—	—	218,581	117,080	335,661
Other comprehensive income for the year, net of tax	—	—	—	—	73,477	—	311	—	73,788	15,329	89,117
Total comprehensive income for the year	—	—	—	218,581	73,477	—	311	—	292,369	132,409	424,778
Contributions by and distributions to owners
Contribution by non-controlling interests	—	—	—	—	—	—	—	—	—	53,500	53,500
Dividends paid (US$0.40 per share)	—	—	—	(109,684)	—	—	—	—	(109,684)	—	(109,684)
Transaction with non-controlling interests
Dividends paid/payable to non-controlling interests	—	—	—	—	—	—	—	—	—	(103,199)	(103,199)
Change in ownership interests in subsidiaries
Dilution of interest in subsidiary	—	—	—	—	—	—	—	2,009	2,009	(2,009)	—
Other
Transfer to statutory reserves	—	26,498	—	(26,498)	—	—	—	—	—	—	—
Issuance of put option to non-controlling interests of subsidiary	—	—	(34,900)	—	—	—	—	—	(34,900)	(10,775)	(45,675)
At December 31, 2022	2,081,138	335,735	(4,196)	6,661,264	(44,699)	19,758	(30,591)	(9,463)	9,008,946	2,826,118	11,835,064

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

China Yuchai International Limited

Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Treasury shares	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Premium paid for acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2024	2,081,138	—	381,724	(18,236)	6,820,555	(27,971)	19,758	(22,454)	(7,986)	9,226,528	2,949,097	12,175,625
Profit for the year	—	—	—	—	323,055	—	—	—	—	323,055	168,687	491,742
Other comprehensive income for the year, net of tax	—	—	—	—	—	12,915	—	2,112	—	15,027	3,432	18,459
Total comprehensive income for the year	—	—	—	—	323,055	12,915	—	2,112	—	338,082	172,119	510,201
Contributions by and distributions to owners
Contribution by non-controlling interests	—	—	—	—	—	—	—	—	—	—	83,097	83,097
Dividends paid (US$0.38 per share) (Note 19)	—	—	—	—	(101,647)	—	—	—	—	(101,647)	—	(101,647)
Purchase of treasury shares	—	(285,561)	—	—	—	—	—	—	—	(285,561)	—	(285,561)
Cost of share-based payments	—	—	—	—	—	—	5,703	—	—	5,703	2,126	7,829
Transaction with non-controlling interests
Dividends paid/payable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(89,229)	(89,229)
Change in ownership interests in subsidiaries
Dilution of interest in subsidiary	—	—	—	—	—	—	—	—	(19,597)	(19,597)	19,597	—
Acquisition of non-controlling interest without change in control	—	—	—	—	—	—	—	—	1,117	1,117	(1,867)	(750)
Other
Transfer to statutory reserves	—	—	62,225	—	(62,225)	—	—	—	—	—	—	—
At December 31, 2024	2,081,138	(285,561)	443,949	(18,236)	6,979,738	(15,056)	25,461	(20,342)	(26,466)	9,164,625	3,134,940	12,299,565
US$’000	290,103	(39,806)	61,885	(2,542)	972,949	(2,099)	3,549	(2,836)	(3,689)	1,277,514	436,999	1,714,513

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Operating activities
Profit before tax	394,726	571,352	620,540	86,501
Adjustments:
Amortization of intangible asset	64,939	109,913	201,420	28,077
Bad debt written off	—	—	21,522	3,000
Cost of share-based payments	—	—	7,829	1,091
Depreciation of:
- investment property	348	355	361	50
- property, plant and equipment	516,276	508,726	462,588	64,483
- right-of-use assets	43,129	46,071	50,461	7,034
Dividend income from quoted equity securities	(13)	—	—	—
Exchange (gain)/loss	(273)	(2,260)	3,091	431
Finance costs	95,472	100,175	77,982	10,870
(Gain)/loss on disposal of:
- associate	(1,329)	—	—	—
- property, plant and equipment	(6,535)	(778)	59	8
- quoted equity securities	(2,291)	—	—	—
- right-of-use assets	(3,929)	(7,632)	—	—
- subsidiary	—	(113,042)	—	—
Government grants	(176,264)	(171,937)	(339,934)	(47,385)
Interest income	(131,879)	(154,129)	(133,640)	(18,629)
Impairment losses/(reversal of impairment losses) on:
- development cost	—	—	31,130	4,339
- investment in joint venture	990	—	—	—
- property, plant and equipment	17,278	44,667	7,332	1,022
- trade and non-trade receivables	(459)	23,858	185,523	25,861
- inventories, net	54,885	50,019	58,768	8,192
Loss on liquidation of joint venture	—	—	399	56
Loss on liquidation of subsidiary	—	—	5	1
Property, plant and equipment written off	3,295	1,731	232	32
Provision for warranties	317,076	414,021	626,255	87,298
Reversal of provision for onerous contract, net	(4,829)	—	—	—
Share of results of associates and joint ventures, net of tax	29,093	(62,078)	(101,548)	(14,155)
Profit before tax after adjustments	1,209,706	1,359,032	1,780,375	248,177

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Changes in working capital
Inventories	185,879	221,930	(67,585)	(9,421)
Trade and other receivables, and capitalized contract cost	(7,411)	(959,703)	(1,250,843)	(174,363)
Trade and other payables, and contract liabilities	(1,141,397)	1,090,875	924,676	128,896
Development properties	(25)	(281)	(38)	(5)
Provision utilized	(345,161)	(375,910)	(493,770)	(68,830)
Cash flows (used in)/from operations	(98,409)	1,335,943	892,815	124,454
Income taxes paid	(21,010)	(109,905)	(113,399)	(15,807)
Net cash flows (used in)/from operating activities	(119,419)	1,226,038	779,416	108,647
Investing activities
Additional investment in a joint venture	(1,950)	(6,500)	—	—
Development costs	(166,283)	(169,591)	(185,043)	(25,794)
Dividend received from:
- joint venture	—	2,795	—	—
- quoted equity securities	47	—	—	—
Interest received	131,331	155,179	139,190	19,403
Net cash inflow/(outflow) from disposal of:
- associate	1,000	1,000	—	—
- property, plant and equipment	9,232	643	105	15
- quoted equity securities	641	—	—	—
- right-of-use assets	7,185	—	—	—
- subsidiary, net of cash disposed	—	(32,056)	217,577	30,329
Proceeds from government grants	193,156	257,449	228,755	31,888
Proceeds from liquidation of joint venture	—	—	1,724	240
Purchase of property, plant and equipment	(430,966)	(237,842)	(360,193)	(50,210)
Withdrawal/(placement) of fixed deposits with banks, net	123,559	(84,333)	70,986	9,895
Net cash flows (used in)/from investing activities	(133,048)	(113,256)	113,101	15,766

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statement of Cash Flows

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Financing activities
Dividends paid to:
- equity holders of the Company	(109,684)	(80,238)	(101,647)	(14,169)
- non-controlling interests	(102,299)	(35,008)	(76,122)	(10,611)
Interest paid and discounting on bills	(95,717)	(96,254)	(75,120)	(10,471)
Acquisition of non-controlling interests	—	—	(750)	(105)
Contribution by non-controlling interests	53,500	20,000	83,097	11,583
Payment of principal portion of lease liabilities	(24,597)	(41,104)	(40,038)	(5,581)
Purchase of treasury shares	—	—	(285,561)	(39,806)
Proceeds from borrowings	2,048,432	3,240,294	2,021,800	281,831
Repayment of borrowings	(1,910,000)	(3,041,432)	(2,052,294)	(286,082)
Net cash flows used in financing activities	(140,365)	(33,742)	(526,635)	(73,411)
Net (decrease)/increase in cash and cash equivalents	(392,832)	1,079,040	365,882	51,002
Cash and cash equivalents at January 1	4,788,219	4,451,489	5,544,376	772,865
Effect of exchange rate changes on balances in foreign currencies	56,102	13,847	5,658	789
Cash and cash equivalents at December 31	4,451,489	5,544,376	5,915,916	824,656

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

1.
Corporate information
1.1.
Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2024 were authorized for issue on April 25, 2025 in accordance with a resolution of the directors.

China Yuchai International Limited is a limited company incorporated under the laws of Bermuda on April 29, 1993 whose shares are publicly traded. The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. On March 7, 2008, the Company registered a branch office in Singapore, located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581. The principal operating office is located at 16 Raffles Quay #39-01A, Hong Leong Building, Singapore 048581.

1.2.
Investment in Guangxi Yuchai Machinery Company Limited

The Company was established to acquire a controlling financial interest in Guangxi Yuchai Machinery Company Limited (“Yuchai”), located in the People’s Republic of China (the “PRC”), which is one of the largest powertrain solution manufacturers for on-road and off-road applications.

The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.4% of the issued share capital of Yuchai. Guangxi Yuchai Machinery Group Company Limited (“GY”), a state-owned enterprise, owns 22.1% of the issued share capital of Yuchai.

As of December 31, 2024, Yuchai has 10 (2023: 10) direct and 40 (2023: 33) indirectly owned subsidiaries and five joint ventures (2023: five joint ventures). Guangxi Yuchai Machinery Sales and Marketing Development Co., Ltd. (formerly known as Guangxi Yuchai Machinery Monopoly Development Co., Ltd.) (“YMMC”), Guangxi Yuchai Marine and Genset Power Co., Ltd (“MGP”), Yuchai Simlan Technology Co., Ltd. (“Yuchai Simlan”, formerly known as Yuchai Xin-Lan New Energy Power Technology Co., Ltd.), and Guangxi Yuchai Foundry Co., Ltd are the most significant subsidiaries of Yuchai. YMMC has 33 (2023: 27) subsidiaries (collectively “YMMC Group”) located at various provinces in the PRC. The principal business of YMMC Group are trading and distribution of components of diesel engines and automobiles. MGP has taken over the operations of Yuchai’s marine and power generation unit since December 2021. The principal business of Yuchai Simlan is to research, develop and construct new production capacity for Yuchai’s new energy technologies including fuel cell systems, range extenders, hybrid power, electric drive system, etc. The principal business activities of Guangxi Yuchai Foundry Co., Ltd is to cast, manufacture and distribute engine components.

The detailed information of Yuchai’s significant subsidiaries and joint ventures are disclosed in Notes 4 and 5.

As used in this Consolidated Financial Statements, the term “Yuchai” refer to Guangxi Yuchai Machinery Company Limited and its subsidiaries.

1.3.
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

1.
Corporate information (cont’d)
1.3.
Investment in HL Global Enterprises Limited (cont’d)

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

As of December 31, 2023 and 2024, the Group’s shareholding interest in HLGE remains at 50.2%, net of the ordinary shares held by the Trustee under the Trust.

The Group considers HLGE as a subsidiary as it has power to exercise effective control and direct the activities of HLGE that most significantly affect its economic performance and has the exposure or rights to receive benefits from HLGE from its involvement.

2.
Accounting policies
2.1.
Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis except as disclosed in the accounting policies below.

The consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand (“RMB’000”), except when otherwise indicated.

Translation of amounts from Renminbi to the United States Dollar (“US Dollar”) is solely for the convenience of the reader. Translation of amounts from Renminbi to US Dollar has been made at the rate of RMB 7.1738 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on February 28, 2025 and all values are rounded to the nearest thousand (“US$’000”), except when otherwise indicated.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont'd)
2.2.
Changes in accounting policies

The accounting policies adopted are consistent with those previous financial years except that in the current financial year, the Group has adopted all the new and revised standards which are effective for annual financial periods beginning on or after January 1, 2024. The adoption of these standards did not have any material effect on the financial performance or position of the Group.

2.3.
Standards issued but not yet effective

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

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments have no impact on the Group’s financial statements, the Group does not have transactions in currencies that lack of exchangeability.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont'd)
2.3.
Standards issued but not yet effective (cont'd)

IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after January 1, 2027, with early application permitted.

As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which:

•
Clarifies that a financial liability is derecognized on the ‘settlement date’, i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met
•
Clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features
•
Clarifies the treatment of non-recourse assets and contractually linked instruments
•
Requires additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income

The publication of the amendments concludes the classification and measurement phase of the lASB’s post implementation review (PIR) of IFRS 9 Financial Instruments.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later.

The new requirements will be applied retrospectively with an adjustment to opening retained earnings. Prior periods are not required to be restated and can only be restated without using hindsight. An entity is required to disclose information about financial assets that change their measurement category due to the amendments. The amendments are not expected to have a material impact on the Group.

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the Board issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendments include:

•
Clarifying the application of the ‘own-use’ requirements
•
Permitting hedge accounting if these contracts are used as hedging instruments
•
Adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, but will need to be disclosed.

The amendments are not expected to have a material impact on the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont'd)
2.3.
Standards issued but not yet effective (cont'd)

Annual Improvements to IFRS Accounting Standards— Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11.

The following is a summary of the amendments from the Annual Improvements to IFRS Accounting Standards—Volume 11:

IFRS 1 First-time Adoption of International Financial Reporting Standards	Hedge Accounting by a First-time Adopter
•
Paragraphs B5 and B6 of IFRS 1 have been amended to include cross references to the qualifying criteria for hedge accounting in paragraph 6.4.1(a), (b) and (c) of IFRS 9. These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.
•
An entity applies the amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.

IFRS 7 Financial Instruments: Disclosures	Gain or Loss on Derecognition
•
The amendments update the language on unobservable inputs in paragraph B38 of IFRS 7 and include a cross reference to paragraphs 72 and 73 of IFRS 13 Fair Value Measurement.
•
An entity applies the amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.

Guidance on implementing IFRS 7 Financial Instruments: Disclosures	Introduction
•
The amendments to paragraph IG1 of the Guidance on implementing IFRS 7 clarify that the guidance does not necessarily illustrate all the requirements in the referenced paragraphs of IFRS 7, nor does it create additional requirements.

Disclosure of Deferred Difference between Fair Value and Transaction Price
•
Paragraph IG14 of the Guidance on implementing IFRS 7 has been amended mainly to make the wording consistent with the requirements in paragraph 28 of IFRS 7 and with the concepts and terminology used in IFRS 9 and IFRS 13.

Credit Risk Disclosures
• Paragraph IG20B of the Guidance on implementing IFRS 7 has been amended to simplify the explanation of which aspects of the IFRS requirements are not illustrated in the example.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont'd)
2.3.
Standards issued but not yet effective (cont'd)

Annual Improvements to IFRS Accounting Standards— Volume 11 (cont'd)

The following is a summary of the amendments from the Annual Improvements to IFRS Accounting Standards—Volume 11: (cont'd)

IFRS 9 Financial Instruments	Lessee Derecognition of Lease Liabilities
•
Paragraph 2.1 of IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply paragraph 3.3.3 and recognize any resulting gain or loss in profit or loss. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
•
An entity applies the amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.

Transaction Price
•
Paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to 'transaction price' as defined by IFRS 15 Revenue from Contracts with Customers' with 'the amount determined by applying IFRS 15'. The use of the term 'transaction price' in relation to IFRS 15 was potentially confusing and so it has been removed. The term was also deleted from Appendix A of IFRS 9.
•
An entity applies the amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.

Determination of a 'De Facto Agent'
•
Paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is just one example of various relationships that might exist between the investor and other parties acting as de facto agents of the investor. The amendments are intended to remove the inconsistency with the requirement in paragraph B73 for an entity to use judgement to determine whether other parties are acting as de facto agents
•
An entity applies the amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.

IAS 7 Statement of Cash Flows	Cost Method
•
Paragraph 37 of IAS 7 has been amended to replace the term 'cost method' with 'at cost', following the prior deletion of the definition of 'cost method'.
•
An entity applies the amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.

The amendments are not expected to have a material impact on the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont'd)
2.4.
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
2.5.
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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
(a)
Business combinations (cont’d)

Any excess of the sum of the fair value of the consideration transferred in the business combination, the amount of non-controlling interest in the acquiree (if any), and the fair value of the Group’s previously held equity interest in the acquiree (if any), over the net fair value of the acquiree’s identifiable assets and liabilities is recorded as goodwill. The accounting policy for goodwill is set out in Section (h) Intangible assets. In instances where the latter amount exceeds the former, the excess is recognized as gain on bargain purchase in profit or loss on the acquisition date.

Where the Group had granted put option to third party investors (non-controlling interests) for their investments in subsidiaries, the Group recognized a financial liability based on the present value of the amount payable upon exercise of the put. A corresponding amount to equity attributable to the parent (capital reserves) will be recognized.

There is no business acquisition for the years ended December 31, 2023 and 2024.

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

When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture, the Group does not recognize further losses as it has not incurred obligations or made payments on behalf of the joint venture.

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

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
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
2.5.
Summary of material accounting policies (cont’d)
(d)
Revenue from Contracts with Customers (cont’d)

Sale of engines (cont’d)

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

Sales Returns

The Group does not extend its sales returns policy to all customers. However, the Group allows for certain returns, only on a case-by-case basis. The Group uses the expected value method to estimate the provision for such returns based on the management estimates with reference to historical return rates and account for it as a reduction in revenue and form part of refund liability that is recognized in “Trade and other payables” (Note 22). A corresponding right of return assets is recognized in “Trade and other receivables” (Note 14).

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

Warranty obligations

The Group typically provides warranties for general repairs of defects as part of the sale of engines. These assurance-type warranties are accounted for as warranty provisions. Refer to the accounting policy on warranty provisions in Section (m) Provisions.

Certain contracts provide a customer with maintenance service, i.e. a distinct service to the customer in addition to the assurance that the product complies with agreed-upon specification. These service-type warranties are bundled together with the sale of engines. These contracts comprise two performance obligations, i.e. the promises to transfer the engines and to provide the service-type warranty. The transaction price is allocated to the service-type warranty and engines using a combination of residual and observable price approach. The portion of transaction price allocated to the service-type warranty is initially recorded as a contract liability and recognized as revenue at the point in time when the service is provided.

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
2.5.
Summary of material accounting policies (cont’d)
(d)
Revenue from Contracts with Customers (cont’d)

Contract balances

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e. only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Section (i) Financial instruments.

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

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
(f)
Taxes (cont’d)

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
(g)
Property, plant and equipment (cont’d)

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
(h)
Intangible assets (cont’d)

Research and development costs

Research costs are expensed as incurred.

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
•
The availability of resources to complete the asset
•
The ability to measure reliably the expenditure during development

Following initial recognition of the development costs as an intangible asset, it is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is completed and the asset is available for use. Development costs are amortized over the estimated useful lives of the period of expected pattern of future benefits embodied in the development. During the period of development, the asset is tested for impairment annually.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Trademarks	Technology know-how	Development costs
Useful lives	Indefinite	5 -10 years	*
Amortization method used	No amortization	Amortized on a straight-line basis over the period of the technology know-how	*
Internally generated or acquired	Acquired	Internally generated	Internally generated

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

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.5.
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
2.5.
Summary of material accounting policies (cont’d)
(i)
Financial instruments (cont’d)

Financial assets (cont’d)

Impairment (cont’d)

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

For more information, refer to Note 14.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

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

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
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

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
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

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
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

(p)
Treasury shares

When shares are reacquired by the Company, the amount of consideration paid which includes directly attributable costs, net of any tax effect, is recognized directly in equity. Reacquired shares are classified as treasury shares and presented as a deduction from total equity. When treasury shares are subsequently sold or reissued pursuant to equity compensation plans, the cost of treasury shares is reversed from the treasury share account and the realized gain or loss on sale or reissue, net of any directly attributable incremental transaction costs, is recognized in the capital reserve. Voting rights related to treasury shares are nullified for the Group and no dividends are allocated to them respectively.

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
3.1.
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

Revenue from Contracts with Customers

The Group applied the following judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers:

•
Identifying contract price and performance obligations in sales of engines

The Group provides certain warranties for both general repairs and maintenance service as part of the sales of engines. For general repairs, such warranties will be assurance-type warranty that is accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. For maintenance services, it is accounted for as a service-type warranty which are capable of being distinct and customers can benefit from the service on its own. Hence, the Group identify two separate performance obligation, one is the promise to transfer the engine and the other one is to provide maintenance services after reaching certain on-road mileage or running hours. Consequently, the Group allocate a portion of the transaction price to the engines and the maintenance services based on a combination of residual and observable price approach. Please refer to Note 6.3.

Derecognition of bills receivable

The Group sells bill receivable to banks on an ongoing basis depending on funding needs and money market conditions. The Group also endorses certain bills to suppliers for debts settlement. Chinese law governing bills allows recourse to be traced to all the parties in the discounting and endorsing process. Management assesses the credit rating of banks that issued these bills based on the credit rating given by the China regulators. For designated commercial banks with high credit rating and where Management believes that the contractual right to receive the cash from the Group has ceased, and has been transferred to the banks and suppliers, these bills are derecognized. The discount equal to the difference between the carrying value of the bill receivable and cash received from the banks is recorded in the statement of profit or loss. Please refer to Note 14.

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
3.2.
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

4.
Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2023	31.12.2024
		%	%
Guangxi Yuchai Machinery Company Limited	PRC	76.4	76.4
Guangxi Yuchai Marine and Genset Power Co., Ltd.	PRC	76.4	71.4
Yuchai Simlan Technology Co., Ltd. (formerly known as Yuchai Xin-Lan New Energy Power Technology Co., Ltd.)	PRC	67.0	67.0
Guangxi Yuchai Machinery Sales and Marketing Development Co., Ltd. (formerly known as Guangxi Yuchai Machinery Monopoly Development Co., Ltd)	PRC	54.9	54.9
Guangxi Yuchai Foundry Co., Ltd	PRC	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.2

The Group has the following subsidiary that has non-controlling interests (“NCI”) that are material to the Group.

	31.12.2022	31.12.2023	31.12.2024
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Accumulated balances of material NCI
Yuchai	2,627,354	2,741,359	2,921,456	407,240
Profit allocated to material NCI
Yuchai	114,700	135,173	165,388	23,054
Dividends paid to material NCI
Yuchai	103,199	35,702	89,229	12,438

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.
Investments in subsidiaries (cont’d)

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

31.12.2022
Yuchai RMB’000
Summarized statement of comprehensive income
Revenue	15,998,041
Profit after tax	355,140
Total comprehensive income for the year	355,936
Attributable to NCI	114,700
Summarized statement of cash flows
Operating	(82,444)
Investing	(221,126)
Financing	(181,072)
Net decrease in cash and cash equivalents	(484,642)

31.12.2023
Yuchai RMB’000
Summarized statement of financial position
Current assets	18,073,115
Non-current assets, excluding goodwill	6,293,318
Goodwill	212,636
Current liabilities	(12,029,500)
Non-current liabilities	(1,457,329)
Net assets	11,092,240
Total equity	11,092,240
Attributable to NCI	2,741,359
Summarized statement of comprehensive income
Revenue	18,015,280
Profit after tax	431,697
Total comprehensive income for the year	442,666
Attributable to NCI	135,173
Summarized statement of cash flows
Operating	1,261,921
Investing	23,243
Financing	(67,590)
Net increase in cash and cash equivalents	1,217,574

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.
Investments in subsidiaries (cont’d)

	31.12.2024
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position
Current assets	19,675,359	2,742,669
Non-current assets, excluding goodwill	6,225,707	867,839
Goodwill	212,636	29,641
Current liabilities	(13,208,372)	(1,841,196)
Non-current liabilities	(1,451,625)	(202,351)
Net assets	11,453,705	1,596,602
Total equity	11,453,705	1,596,602
Attributable to NCI	2,921,456	407,240
Summarized statement of comprehensive income
Revenue	19,102,797	2,662,856
Profit after tax	511,379	71,284
Total comprehensive income for the year	515,926	71,918
Attributable to NCI	165,388	23,054
Summarized statement of cash flows
Operating	837,220	116,705
Investing	18,761	2,615
Financing	(293,216)	(40,873)
Net increase in cash and cash equivalents	562,765	78,447

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling interests are:

At the end of the reporting period, cash and cash equivalents of RMB 5.5 billion (US$763.4 million) (2023: RMB 4.9 billion) held in the PRC are subject to local exchange control regulations. These regulations place restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

Dilution of ownership in subsidiary, without loss of control

In February 2023, Yuchai Simlan issued additional ordinary shares to two new investors for a total cash consideration of RMB 20.0 million. As a result, the Group’s effective equity interest in Yuchai Simlan decreased from 69.5% to 67.0%.

In June 2024, Yuchai's shareholders approved the implementation of Guangxi Yuchai Machinery Company Limited Equity Holding Scheme (the “Yuchai Equity Scheme”) and Guangxi Yuchai Marine and Genset Power Co., Ltd Incentive Scheme (the "MGP Incentive Scheme”) (collectively, the “Two Schemes”). Pursuant to Two Schemes, MGP issued additional shares and received contribution of RMB 82.9 million (US$11.6 million). As a result, the Group’s effective equity interest in MGP decreased from 76.4% to 71.4%.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.
Investments in subsidiaries (cont’d)

Disposal of subsidiary

In December 2023, Yuchai disposed its entire shareholding in its wholly-owned subsidiary, Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“Suzhou Reman”), to a third party.

The value of assets and liabilities of the disposal recorded in the consolidated financial statements and the cash flow effect of the disposals were:

31.12.2023
RMB’000
Property, plant and equipment	41,111
Right-of-use assets	22,782
Trade and other receivables	47,595
Cash and cash equivalents	32,056
143,544
Trade and other payables	(20,109)
Provision for warranty	(2,145)
Contract liabilities	(104)
Carrying value of net assets	121,186
Gain on disposal:
Total estimated consideration less cost of disposal	234,228
Net assets derecognized	(121,186)
Gain on disposal of the subsidiary (Note 7.2(a))	113,042
Total estimated consideration less cost of disposal (i)	234,228
Add: Transaction cost unpaid	7,506
Less: Sales proceed received but restricted in use	(5,000)
Less: Cash and cash equivalents of a subsidiary	(32,056)
Less: Total estimated consideration due from acquirer	(236,734)
Net cash outflow on disposal of a subsidiary	(32,056)

Note:

(i)
The estimated consideration is RMB 179.9 million, along with the estimated book value of cash and cash equivalents and agreed-upon fair value for the equipment in Suzhou Reman as of December 31, 2023.

During 2024, net cash inflow of RMB 230.9 million (US$32.2 million) from the disposal of Suzhou Reman was received, of which RMB 13.4 million (US$1.9 million) were retention sums which were classified as restricted cash. Total of RMB 235.9 million (US$32.9 million) was received as of December 31, 2024, of which RMB 18.4 million (US$2.6 million) were retention sums which were classified as restricted cash (Note 15).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.
Investment in joint ventures

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Share of results of joint ventures, net of tax:
Y & C Engine Co., Ltd	(54,116)	(4,019)	15,680	2,186
MTU Yuchai Power Co., Ltd.	40,279	74,727	86,504	12,058
Guangxi Purem Yuchai Automotive Technology Co., Ltd.	(11,278)	(4,508)	987	138
Other joint ventures	(2,431)	(4,117)	(1,618)	(226)
	(27,546)	62,083	101,553	14,156

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Carrying amount of investments:
Y & C Engine Co., Ltd	12,977	34,872	4,861
MTU Yuchai Power Co., Ltd	203,156	286,841	39,985
Guangxi Purem Yuchai Automotive Technology Co., Ltd.	15,869	16,856	2,350
Other joint ventures	5,227	10	1
	237,229	338,579	47,197

Details of significant joint ventures of the Group are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2023	31.12.2024
			%	%
Held by subsidiaries
Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy-duty diesel engines, spare parts and after-sales services	PRC	34.4	34.4
MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”)	Manufacture off-road diesel engines	PRC	38.2	35.7
Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem”)	Application development, production, sales and service on engine exhaust control systems	PRC	37.4	37.4

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.
Investment in joint ventures (cont’d)

Summarised financial information of the Group’s significant joint ventures, based on its IFRS financial statements, and reconciliation with the carrying amount of investment in the consolidated financial statements are as follows:

	31.12.2022
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	1,255,967	594,197	69,380	1,919,544
Depreciation and amortization	(29,617)	(9,733)	(7,726)	(47,076)
Interest (expense)/income, net	(30,547)	470	(469)	(30,546)
Profit/(loss) for the year, representing total comprehensive income for the year	(65,961)	66,076	(23,016)	(22,901)
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of results	(29,682)	33,038	(11,278)
Unrealized profit on transactions with joint venture	(24,434)	7,241	—
Group’s share of results of significant joint ventures	(54,116)	40,279	(11,278)	(25,115)
Group’s share of results of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(2,431)
Group’s share of results for the year, representing the Group’s share of total comprehensive loss for the year				(27,546)

	31.12.2023
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets	685,434	74,794	51,877	812,105
Current assets
- Cash and bank balances	64,252	523,858	16,171	604,281
- Others	426,105	226,881	45,009	697,995
Total assets	1,175,791	825,533	113,057	2,114,381
Non-current liabilities	(146,218)	(4,825)	—	(151,043)
Current liabilities	(946,348)	(414,396)	(80,672)	(1,441,416)
Total liabilities	(1,092,566)	(419,221)	(80,672)	(1,592,459)
Net assets	83,225	406,312	32,385	521,922
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of net assets	37,451	203,156	15,869
Unrealized profit on transactions with joint venture	(24,474)	—	—
Carrying amount of significant joint ventures	12,977	203,156	15,869	232,002
Carrying amount of other joint ventures				5,227
Carrying amount of the investment in joint ventures				237,229

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.
Investment in joint ventures (cont’d)

	31.12.2023
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	1,562,179	708,432	79,119	2,349,730
Depreciation and amortization	(63,648)	(8,682)	(7,557)	(79,887)
Interest (expense)/income, net	(22,508)	6,762	36	(15,710)
Profit/(loss) for the year, representing total comprehensive income for the year	(6)	150,030	(9,201)	140,823
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of results	(3)	75,015	(4,508)
Unrealized profit on transactions with joint venture	(4,016)	(288)	—
Group’s share of results of significant joint ventures	(4,019)	74,727	(4,508)	66,200
Group’s share of results of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(4,117)
Group’s share of results for the year, representing the Group’s share of total comprehensive income for the year				62,083

	31.12.2024
	Y & C	MTU Yuchai Power	Purem	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Non-current assets	615,724	80,622	42,707	739,053	103,021
Current assets
- Cash and bank balances	63,381	610,900	40,084	714,365	99,580
- Others	443,449	253,523	29,891	726,863	101,322
Total assets	1,122,554	945,045	112,682	2,180,281	303,923
Non-current liabilities	(185,872)	(5,101)	—	(190,973)	(26,621)
Current liabilities	(840,925)	(360,026)	(78,282)	(1,279,233)	(178,320)
Total liabilities	(1,026,797)	(365,127)	(78,282)	(1,470,206)	(204,941)
Net assets	95,757	579,918	34,400	710,075	98,982
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of net assets	43,091	289,959	16,856
Unrealized profit on transactions with joint venture	(8,219)	(3,118)	—
Carrying amount of significant joint ventures	34,872	286,841	16,856	338,569	47,196
Carrying amount of other joint ventures				10	1
Carrying amount of the investment in joint ventures				338,579	47,197

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.
Investment in joint ventures (cont’d)

	31.12.2024
	Y & C	MTU Yuchai Power	Purem	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue	1,492,662	973,322	78,569	2,544,553	354,701
Depreciation and amortization	(73,861)	(9,471)	(7,198)	(90,530)	(12,620)
Interest (expense)/income, net	(20,545)	10,570	47	(9,928)	(1,384)
Profit for the year, representing total comprehensive income for the year	12,587	173,606	2,014	188,207	26,235
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of results	5,664	86,803	987
Unrealized profit on transactions with joint venture	10,016	(299)	—
Group’s share of results of significant joint ventures	15,680	86,504	987	103,171	14,382
Group’s share of results of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(1,618)	(226)
Group’s share of results for the year, representing the Group’s share of total comprehensive income for the year				101,553	14,156

Note:

The Group assess impairment of investments when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. In 2023 and 2024, no impairment was required.

As of December 31, 2024, the Group’s share of joint ventures’ capital commitment that are contracted but not paid for was RMB 9.1 million (US$1.3 million) (2023: RMB 5.7 million).

As of December 31, 2024, the Group’s share of outstanding bills receivables discounted with banks for which Y & C retained a recourse obligation totaled RMB 18.1 million (US$2.5 million) (2023: RMB 11.8 million).

As of December 31, 2024, the Group’s share of outstanding bills receivables endorsed to suppliers for which Y & C retained a recourse obligation were RMB 4.2 million (US$0.6 million) (2023: RMB 8.8 million).

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:

The Group’s share of cash and cash equivalents of RMB 331.5 million (US$46.2 million) (2023: RMB 278.5 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service related transactions.

As of December 31, 2024, the Group’s share of restricted cash of RMB 22.5 million (US$3.1 million) (2023: RMB 22.3 million), which was largely used as collateral by the banks for the issuance of bills to suppliers.

As of December 31, 2024, the Group’s share of bills receivables of RMB Nil (US$ Nil) (2023: RMB 2.3 million) which was used as collateral by banks for the issuance of bills to suppliers.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.
Revenue from contracts with customers
6.1.
Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	31.12.2022
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	5,061,991	—	5,061,991
Medium-duty engines	5,066,622	—	5,066,622
Light-duty engines	1,910,923	—	1,910,923
Other products and services (i)	3,910,703	176	3,910,879
Revenue from hospitality operations	47,527	32,694	80,221
Total revenue from contracts with customers	15,997,766	32,870	16,030,636
Geographical markets
People’s Republic of China	15,886,210	—	15,886,210
Other countries	111,556	32,870	144,426
Total revenue from contracts with customers	15,997,766	32,870	16,030,636
Timing of revenue recognition
At a point in time	15,950,239	7,702	15,957,941
Over time	47,527	25,168	72,695
Total revenue from contracts with customers	15,997,766	32,870	16,030,636

	31.12.2023
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	5,552,544	—	5,552,544
Medium-duty engines	5,696,186	—	5,696,186
Light-duty engines	1,621,538	—	1,621,538
Other products and services (i)	5,089,069	154	5,089,223
Revenue from hospitality operations	55,943	30,915	86,858
Total revenue from contracts with customers	18,015,280	31,069	18,046,349
Geographical markets
People’s Republic of China	17,877,450	—	17,877,450
Other countries	137,830	31,069	168,899
Total revenue from contracts with customers	18,015,280	31,069	18,046,349
Timing of revenue recognition
At a point in time	17,959,337	8,115	17,967,452
Over time	55,943	22,954	78,897
Total revenue from contracts with customers	18,015,280	31,069	18,046,349

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.
Revenue from contracts with customers (cont’d)
6.1.
Disaggregated revenue information (cont’d)

	31.12.2024
Segments	Yuchai	HLGE	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Type of goods or services
Heavy-duty engines	6,417,484	—	6,417,484	894,572
Medium-duty engines	5,201,611	—	5,201,611	725,084
Light-duty engines	2,258,692	—	2,258,692	314,853
Other products and services (i)	5,167,136	156	5,167,292	720,301
Revenue from hospitality operations	57,874	30,622	88,496	12,336
Total revenue from contracts with customers	19,102,797	30,778	19,133,575	2,667,146
Geographical markets
People’s Republic of China	18,826,436	—	18,826,436	2,624,332
Other countries	276,361	30,778	307,139	42,814
Total revenue from contracts with customers	19,102,797	30,778	19,133,575	2,667,146
Timing of revenue recognition
At a point in time	18,996,587	8,260	19,004,847	2,649,202
Over time	106,210	22,518	128,728	17,944
Total revenue from contracts with customers	19,102,797	30,778	19,133,575	2,667,146

Note:

(i)
included sales of power generator sets, NEV products and others.
6.2.
Contract balances

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Trade receivables (Note 14)	1,093,788	1,368,012	190,696
Capitalized contract cost	122,627	130,015	18,124
Contract liabilities (Note 24)	691,427	630,683	87,915

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

(a)
Set out below is the amount of revenue recognized from:

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Amounts included in contract liabilities	640,864	623,176	86,868

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.
Revenue from contracts with customers (cont’d)
6.2.
Contract balances (cont’d)
(b)
Capitalized contract costs

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Capitalized contract costs relating to the projects on development of technology know-how
At January 1	197,692	122,627	17,094
Addition	14,628	7,388	1,030
Recognized in income statement	(89,693)	—	—
At December 31	122,627	130,015	18,124

6.3.
Performance obligations

The transaction price allocated to the remaining unsatisfied performance obligations as of 31 December are, as follows:

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Within one year	102,978	97,230	13,553
More than one year	52,214	48,091	6,704
Total unfulfilled service-type maintenance service (Note 24)	155,192	145,321	20,257

7.1.
(a) Depreciation and amortization expenses

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Amortization of intangible assets	64,939	109,913	201,420	28,077
Depreciation of investment property	348	355	361	50
Depreciation of property, plant and equipment	516,276	508,726	462,588	64,483
Depreciation of right-of-use assets	43,129	46,071	50,461	7,034
	624,692	665,065	714,830	99,644

7.1.
(b) Shipping and handling expenses

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	132,117	129,954	129,572	18,062
Selling, general and administrative expenses	18,544	21,019	23,124	3,223
	150,661	150,973	152,696	21,285

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.2.
(a) Other operating income

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	131,879	154,129	133,640	18,629
Dividend income from quoted equity securities	13	—	—	—
Gain on disposal of:
- associate	1,329	—	—	—
- property, plant and equipment	6,535	778	—	—
- quoted equity securities	2,291	—	—	—
- right-of-use assets	3,929	7,632	—	—
- a subsidiary	—	113,042	—	—
Recognition of net gain upon fulfillment of performance obligation relating to capitalized contract asset	—	11,696	—	—
Government grants (i)	176,264	171,937	339,934	47,385
Technology licensing fees income	—	—	94,953	13,236
Others	12,109	10,086	18,729	2,611
	334,349	469,300	587,256	81,861

Note:

(i)
Including amortization of deferred grants, rebates on value-added tax and other grants earned during the year.

7.2.
(b) Other operating expenses

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Impairment loss on investment in joint venture	990	—	—	—
Impairment on property, plant and equipment	—	36,720	—	—
Reversal of provision for onerous contract, net	(4,829)	—	—	—
Foreign exchange loss, net	555	482	5,670	790
Loss on:			—
- disposal of property, plant and equipment	—	—	59	8
- liquidation of joint venture	—	—	399	56
- liquidation of subsidiary	—	—	5	1
Write-back of unrecoverable value-added tax	—	(11,164)	—	—
Others	877	900	5,465	762
	(2,407)	26,938	11,598	1,617

7.3.
Finance costs

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	65,440	59,672	57,956	8,079
Bills and other discounting	23,922	33,946	14,369	2,003
Bank charges	4,563	4,588	3,943	549
Interest on lease liabilities (Note 16)	1,547	1,969	1,714	239
	95,472	100,175	77,982	10,870

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.4.
Staff costs

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	944,850	1,217,414	1,355,281	188,921
Contribution to defined contribution plans	371,458	354,014	317,790	44,299
Cost of share-based payment	—	—	7,829	1,091
Staff severance cost	19,531	35,547	3,411	475
Other employee benefits	83,081	78,269	86,314	12,032
	1,418,920	1,685,244	1,770,625	246,818

8.
Income tax expense

The major components of income tax expense for the years ended December 31, 2022, 2023 and 2024 are as follows:

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Current income tax
- Current year	61,374	66,493	77,923	10,862
- Under provision in respect of prior years	27,406	27,837	151	21
Deferred tax
- Movement in temporary differences	(41,147)	(14,837)	17,384	2,423
- (Over)/under provision in respect of prior years	(103)	54,131	17,675	2,464
Withholding tax
- Income tax expense recognized in profit or loss	11,535	14,872	15,665	2,184
Consolidated income tax expense reported in the statement of profit or loss	59,065	148,496	128,798	17,954

The reconciliation between tax expense and the product of accounting profit multiplied by the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2022, 2023 and 2024 for the following reasons:

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Profit before tax	394,726	571,352	620,540	86,501
Income tax expense at 15%	59,209	85,703	93,081	12,975
Adjustments:
Non-deductible expenses	7,924	5,888	7,807	1,088
Tax-exempt income	(500)	(11,993)	(16,087)	(2,242)
Utilization of deferred tax benefits previously not recognized	(3,093)	(6,211)	(8,077)	(1,126)
Recognition of deferred tax benefits not previously recognized	—	—	(3,458)	(482)
Write off deferred tax benefits previously recognized	—	—	105,682	14,732
Deferred tax benefits not recognized	22,606	42,830	72,680	10,131
Tax credits for research and development expense	(76,835)	(85,372)	(114,006)	(15,892)
Tax rate differential	10,901	21,542	(42,633)	(5,943)
Under provision in respect of previous years	27,303	81,968	17,826	2,485
Withholding tax expense	11,535	14,872	15,665	2,184
Others	15	(731)	318	44
Total	59,065	148,496	128,798	17,954

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.
Income tax expense (cont’d)

Global minimum top-up tax

The Group has applied a temporary mandatory relief from deferred tax accounting for the impact of the top-up tax and accounts for it as a current tax when it is incurred. Malaysia, Singapore, Thailand, Hong Kong and Germany had enacted new legislation to implement the global minimum top-up tax. The Group does not expect Pillar Two top up exposure arising from the operations in these countries for financial year 2024.

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2023	31.12.2024	31.12.2024	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000
Accelerated tax depreciation	(77,806)	(34,108)	(4,755)	16,472	44,492	43,698	6,091
Interest receivable	—	—	—	363	3,033	—	—
PRC withholding tax on dividend income (i)	(64,717)	(64,717)	(9,021)	(11,458)	(14,457)	(15,541)	(2,166)
Effect of change in residual value and impairment of property, plant and equipment	2,866	724	101	4,273	(66,774)	(2,142)	(299)
Write-down of inventories	37,120	38,632	5,385	9,253	7,617	1,512	211
Impairment losses on trade receivables	7,426	32,540	4,536	282	355	25,114	3,501
Accruals	232,048	166,623	23,227	(48,841)	(2,505)	(65,540)	(9,120)
Deferred income	79,896	126,107	17,579	(41,348)	23,416	46,211	6,442
Losses available for offsetting against future taxable income	112,601	—	—	116,675	(27,146)	(112,601)	(15,696)
Others	31,854	79,871	11,134	(4,421)	(7,325)	44,230	6,149
Deferred tax benefits/(expenses)				41,250	(39,294)	(35,059)	(4,887)
Net deferred tax assets	361,288	345,672	48,186
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	426,377	410,728	57,254
Deferred tax liabilities	(65,089)	(65,056)	(9,068)
	361,288	345,672	48,186

Note:

(i)
The movement of PRC withholding tax on dividend income is as follows:

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
At January 1	(61,825)	(64,717)	(9,021)
Provision made to consolidated statement of profit or loss	(14,457)	(15,541)	(2,166)
Utilization	11,565	15,541	2,166
December 31	(64,717)	(64,717)	(9,021)

The Corporate Income Tax (“CIT”) law provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profit earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a deferred tax liability for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2024, the deferred tax liability for withholding tax payable was RMB 64.7 million (US$9.0 million) (2023: RMB 64.7 million). The amount of unrecognized deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 227.2 million (US$31.7 million) (2023: RMB 204.7 million).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.
Income tax expense (cont’d)

Deferred tax (cont’d)

Deferred tax assets have not been recognized in respect of the following items:

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Unutilized tax losses	628,534	1,681,991	234,463
Unutilized capital allowances and investment allowances	94,447	95,697	13,340
Other unrecognized temporary differences relating to asset impairment and deferred grants	156,226	166,552	23,217
	879,207	1,944,240	271,020

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

Basic earnings per share

The calculation of basic earnings per share is based on:

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Profit attributable to equity holders of the Company	218,581	285,518	323,055	45,033
Weighted average number of ordinary shares *	40,858,290	40,858,290	39,325,763	39,325,763

Diluted earnings per share

The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the Share Option Scheme is determined as follows:

	31.12.2022	31.12.2023	31.12.2024
Weighted average number of shares issued, used in the calculation of basic earnings per share	40,858,290	40,858,290	39,325,763
Diluted effect of share options	—	—	—
Weighted average number of ordinary shares adjusted for effect of dilution	40,858,290	40,858,290	39,325,763

* The weighted average number of ordinary shares takes into account the weighted average effect of changes in treasury shares transactions during the year.

In 2022 and 2023, 270,000 outstanding share options granted to employees under the Company’s Equity Incentive Plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive. The Equity Incentive Plan expired in 2024.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

10.
Property, plant and equipment

	Freehold land RMB’000	Buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000
Cost
At January 1, 2023	14,654	2,610,784	348,769	6,471,846	232,329	116,537	9,794,919
Additions	—	2,903	149,846	18,676	7,151	300	178,876
Disposal of subsidiary	—	(80,585)	—	(21,632)	(5,568)	—	(107,785)
Disposals	—	—	—	(7,000)	(772)	(23,039)	(30,811)
Transfers	—	38,506	(244,741)	201,642	4,593	—	—
Write-off	—	(2,890)	—	(7,474)	(3,229)	(171)	(13,764)
Translation difference	402	(233)	(139)	(197)	(360)	20	(507)
At December 31, 2023 and January 1, 2024	15,056	2,568,485	253,735	6,655,861	234,144	93,647	9,820,928
Additions	—	550	315,019	23,613	12,734	913	352,829
Disposals	—	—	—	(13,275)	(666)	(2,272)	(16,213)
Transfers	—	9,055	(264,976)	251,609	3,865	447	—
Write-off	—	(195)	(203)	(815)	(4,521)	(262)	(5,996)
Translation difference	123	2,862	20	1,277	1,110	63	5,455
At December 31, 2024	15,179	2,580,757	303,595	6,918,270	246,666	92,536	10,157,003
Accumulated depreciation and impairment
At January 1, 2023	477	1,111,128	14,060	4,419,261	179,987	74,262	5,799,175
Charge for the year	—	92,919	—	402,554	21,568	10,515	527,556	*
Disposal of subsidiary	—	(44,274)	—	(17,225)	(5,175)	—	(66,674)
Disposals	—	—	—	(5,456)	(687)	(18,779)	(24,922)
Write-off	—	(2,068)	—	(6,681)	(3,123)	(161)	(12,033)
Impairment loss	—	9,162	561	34,458	438	48	44,667
Translation difference	(13)	(37)	—	(132)	(281)	21	(442)
At December 31, 2023 and January 1, 2024	464	1,166,830	14,621	4,826,779	192,727	65,906	6,267,327
Charge for the year	—	90,890	—	368,070	19,439	4,867	483,266	*
Disposals	—	—	—	(12,794)	(610)	(2,119)	(15,523)
Write-off	—	(62)	(203)	(771)	(4,479)	(249)	(5,764)
Impairment loss	—	—	—	7,332	—	—	7,332
Translation difference	26	832	—	354	869	41	2,122
At December 31, 2024	490	1,258,490	14,418	5,188,970	207,946	68,446	6,738,760
Net book value
At December 31, 2023	14,592	1,401,655	239,114	1,829,082	41,417	27,741	3,553,601
At December 31, 2024	14,689	1,322,267	289,177	1,729,300	38,720	24,090	3,418,243
US$’000	2,048	184,319	40,310	241,058	5,397	3,358	476,490

* In 2024, RMB 19.2 million (US$2.7 million) (2023: RMB 16.6 million) were capitalized as development costs and RMB 1.4 million (US$0.2 million) (2023: RMB 2.2 million) were capitalized as capitalized contract cost.

Impairment loss of RMB 7.3 million (US$1.0 million) (2023: RMB 8.0 million; 2022: RMB 17.3 million) were charged to the consolidated statement of profit or loss under “Cost of sales”. In 2024, RMB Nil (US$ Nil) (2023: RMB 36.7 million; 2022: Nil) were charged to “Other operating expenses”. The impairment loss is charged for the Group’s plant and equipment within the Yuchai segment that were not in use.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

11.
Investment property

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Cost
At January 1	32,389	33,647	4,690
Translation difference	1,258	(73)	(10)
At December 31	33,647	33,574	4,680
Accumulated depreciation
At January 1	27,633	29,544	4,118
Charge for the year	355	361	50
Translation difference	1,556	(504)	(70)
At December 31	29,544	29,401	4,098
Net carrying amount	4,103	4,173	582
Fair value	11,453	13,294	1,853
Consolidated statements of profit or loss:
Rental income from an investment property
- Minimum lease payments	154	156	22
Direct operating expenses (including repairs and maintenance) arising from the rental generating property	(720)	(668)	(93)

The Group has no restrictions on the realizability of its investment property. The Group is in the process of planning to carry out major refurbishment of the entertainment complex for conversion into additional hotel and function rooms. The building permit for the conversion of the entertainment complex into hotel and function rooms had been approved by the Cameron Highlands District Council in 2024.

The entertainment complex is classified as investment property as it is still held to earn rental income and is being leased to third parties.

Investment property is carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using straight-line method to allocate the depreciable amounts over the estimated useful life of 30 years.

The Group engaged an independent professional qualified valuer to determine the fair value of investment property at the end of each financial year.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

11.
Investment property (cont’d)

The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
2024	Market comparison and cost method	Comparable price: -RMB 102 to RMB 570 (US$14 to US$79) per square foot	The estimated fair value increases with higher comparable price

2023	Market comparison and cost method	Comparable price: -RMB 189 to RMB 458 per square foot	The estimated fair value increases with higher comparable price

12.
Intangible assets

	Goodwill	Technology Know-how	Development costs	Trademarks	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2023	218,311	672,753	1,052,244	169,811	2,113,119
Addition	—	—	186,222	—	186,222
Transfer	—	754,407	(754,407)	—	—
At December 31, 2023 and January 1, 2024	218,311	1,427,160	484,059	169,811	2,299,341
Addition	—	—	204,271	—	204,271
Transfer	—	117,629	(117,629)	—	—
At December 31, 2024	218,311	1,544,789	570,701	169,811	2,503,612
Accumulated amortization
At January 1, 2023	5,675	105,920	—	—	111,595
Amortization	—	109,913	—	—	109,913
At December 31, 2023 and January 1, 2024	5,675	215,833	—	—	221,508
Amortization	—	201,420	—	—	201,420
At December 31, 2024	5,675	417,253	—	—	422,928
Accumulated impairment
At December 31, 2023 and January 1, 2024	—	126,700	—	—	126,700
Impairment losses	—	—	31,130	—	31,130
At December 31, 2024	—	126,700	31,130	—	157,830
Net carrying amount
At December 31, 2023	212,636	1,084,627	484,059	169,811	1,951,133
At December 31, 2024	212,636	1,000,836	539,571	169,811	1,922,854
US$’000	29,641	139,513	75,214	23,671	268,039

China Yuchai International Limited

Notes to the Consolidated Financial Statements

12.
Intangible assets (cont’d)

Goodwill

Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•
Yuchai manufacturing business.
•
Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Yuchai manufacturing business	212,636	212,636	29,641

Yuchai manufacturing business

The Group performs its impairment test annually. The recoverable amount was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to the cash flow projections was 13.2% (2023: 15.1%) and cash flows beyond the five-year period are extrapolated using a 1% growth rate (2023: 1%), a modest long-term growth rate after taking into consideration of industry outlook with management estimation. No impairment was identified for this unit.

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

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 10.3% (2023: 12.9%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 19.2% (2023: 20.9%) would result in impairment.

With regard to the assessment of value in use of the Yuchai manufacturing business, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

12.
Intangible assets (cont’d)

Technology know-how

In 2022, 2023 and 2024, management believed that there was no indicator for impairment. Also, having considered that there was no significant change of the market demand and economic environment which will have a favorable effect to the recoverable amount of the intangible asset, management had concluded that no reversal of impairment was necessary in 2022, 2023 and 2024.

In 2024, the development of certain engine platform relating to National VI and Tier 4 and new energy system were completed, and the related development costs amounting to RMB 117.6 million (US$16.4 million) (2023: RMB 754.4 million) were transferred from development costs to technology know-how, and amortization were charged accordingly based on the Group’s policy.

Development costs

During 2023 and 2024, the Group has capitalized development costs of RMB 186.2 million and RMB 204.3 million (US$28.5 million), respectively, mainly for new engines that comply with National VI/VI(b) and Tier 4 emission standards. As of December 31, 2024, the total capitalized development costs are RMB 539.6 million (US$75.2 million) (2023: RMB 484.1 million). These development costs relate to on-going development efforts and, accordingly, have not yet been available for use, and therefore no amortization charges were recorded.

The Group performs an impairment test on the development costs that are not available for use. In 2023, no impairment has been identified. In 2024, the Group recognized impairment losses of RMB 31.1 million (US$4.3 million) in the consolidated statement of profit or loss under “Research and development expenses” in respect of development costs of a discontinued research and development project. The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth, past experience and management best estimation of future business outlook. In 2024, the Group used 5-8 years (2023: 6-10 years) forecast and were based on the updated financial budgets approved by the senior management with no terminal value. Apart from the discontinued R&D project, there is no impairment charge in relation to the other on-going R&D developments.

Key assumptions used in estimation of value in use were as follows:

•
Profit from operation – Profit from operation is based on management’s estimate with reference to historical revenue generated, growth rate and estimation of future business outlook. In 2024, Management retain the same view on revenue growth, i.e. in range of 10%-25% year-on-year from 2025 to 2029 in consideration industry outlook in view of overall China economy. Management expected a continued growth in new energy products in the market according to industry trends.
•
Discount rate – Discount rate reflects management’s estimate of the risks specific to the cash-generating unit and is estimated based on weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the cash-generating unit is obliged to service. This rate is weighted according to the optimal debt/equity structure arrived on the basis of the capitalization structure of the peer group. The Group has applied a pre-tax discount rate of 15.0% (2023: 15.1%).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

12.
Intangible assets (cont’d)

Development costs (cont’d)

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 27.5% (2023: 6.6%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 20.3% (2023: 16.0%) would result in impairment.

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

In 2023 and 2024, the Group performed an annual impairment review by taking Yuchai as a cash–generating unit. Using the same cash flow projection and assumptions for goodwill impairment test disclosed above, management concluded that no impairment charge is to be recognized in 2023 and 2024.

13.
Inventories

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Raw materials and consumables	2,201,886	2,122,239	295,832
Work in progress	19,423	24,577	3,426
Finished goods	2,427,718	2,507,632	349,554
Total inventories at the lower of cost and net realizable value	4,649,027	4,654,448	648,812

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Inventories recognized as an expense in cost of sales	11,991,899	13,444,277	13,685,522	1,907,709
Inclusive of the following charge/(credit):
- Inventories written down	86,650	77,466	122,106	17,021
- Reversal of write-down of inventories	(31,765)	(27,447)	(63,338)	(8,829)

The reversal of write-down of inventory was made when the related inventories were sold above their carrying value or consumed for production.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

14.
Trade and other receivables

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Trade receivables, gross	1,148,682	1,595,145	222,357
Less: Allowance for expected credit losses	(54,894)	(227,133)	(31,661)
Net trade receivables (Note 6.2)	1,093,788	1,368,012	190,696
Bills receivable (i)	6,318,789	7,209,989	1,005,044
Total (Note 32, Note 35)	7,412,577	8,578,001	1,195,740
Amounts receivable:
- joint ventures (trade)	187,944	103,819	14,472
Less: Impairment losses – joint venture (trade)	—	(2,561)	(357)
- associates and joint ventures (non-trade)	10,212	12,725	1,774
Less: Impairment losses – joint venture (non-trade)	—	(10,456)	(1,457)
- related parties (trade)	212,706	129,809	18,095
- related parties (non-trade)	4,016	9,376	1,307
Bills receivable in transit	49,696	—	—
Grant receivables	62,000	76,900	10,720
Sales consideration on disposal of a subsidiary due from the acquirer	236,734	5,212	726
Others	68,052	80,188	11,178
Less: Impairment losses – other receivables	(7,710)	(7,710)	(1,075)
Other receivables carried at amortized cost (Note 35)	823,650	397,302	55,383
Tax recoverable	108,844	143,463	19,998
Advances paid to suppliers	77,527	153,488	21,395
Right of return assets	36,026	117,836	16,426
Others	—	26,371	3,676
Net other receivables	1,046,047	838,460	116,878
Total trade and other receivables	8,458,624	9,416,461	1,312,618

Note:

(i)
As of December 31, 2024, bills receivable includes bills received from joint ventures and related parties amounted to RMB 1.3 million (US$0.2 million) (2023: RMB 5.3 million) and RMB 1.1 billion (US$151.3 million) (2023: RMB 987.9 million) respectively.

As of December 31, 2024, bills receivable amounted to RMB 16.4 million (US$2.3 million) (2023: RMB 12.5 million) was pledged to secure bank facilities (Note 26).

Trade receivables are non-interest bearing and are generally on 60 - 90 days’ credit term. They are recognized at their original invoice amounts, net of sales rebates in the financial year.

Non-trade balance due from associates, joint ventures and other related parties are unsecured, interest-free, and repayable on demand.

Movement in the allowance for expected credit losses of trade and other receivables is as follows:

	31.12.2023 RMB’000	31.12.2024 RMB’000	31.12.2024 US$’000
At January 1	39,001	62,604	8,726
Charge to consolidated statement of profit or loss (under “Selling, general and administrative expenses”)	23,858	185,523	25,861
Written off	(264)	(267)	(37)
Translation difference	9	—	—
At December 31	62,604	247,860	34,550

China Yuchai International Limited

Notes to the Consolidated Financial Statements

14.
Trade and other receivables (cont’d)

In addition, the Group wrote off trade receivables amounting to RMB 21.5 million (US$3.0 million) (2023: Nil) relating to amount due from specific customers as of December 31, 2024.

As of December 31, 2023 and 2024, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled RMB 1.7 billion and RMB 1.0 billion (US$142.4 million) respectively. All bills receivable discounted have contractual maturities within 12 months at time of discounting.

As of December 31, 2023 and 2024, outstanding bills receivable endorsed to suppliers with recourse obligation were RMB 1.6 billion and RMB 1.4 billion (US$189.5 million) respectively.

For terms and conditions relating to related parties, refer to Note 29.

15.
Cash and bank balances

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Current
Cash and cash equivalents	5,544,376	5,915,916	824,656
Short-term bank deposits (i)	467,096	397,187	55,366
Restricted cash	27,999	120,490	16,796
	6,039,471	6,433,593	896,818
Cash and bank balances	6,039,471	6,433,593	896,818

Cash and cash equivalents comprise the following at December 31:

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Cash at banks and on hand	4,963,232	5,517,049	769,055
Short-term bank deposits (ii)	581,144	398,867	55,601
Cash and cash equivalents	5,544,376	5,915,916	824,656

Note:

(i)
This short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2024 for the Group ranged from 2.4% to 5.5% (2023: 2.8% to 5.8%).
(ii)
This relates to the short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The interest rate of the deposits as of December 31, 2024 for the Group ranged from 2.3% to 4.9% (2023: 2.5% to 5.7%).

As at December 31, 2024, there is fixed deposits of RMB 51.1 million (US$7.1 million) held with a related party (2023: RMB 51.2 million).

As of December 31, 2024, the Group’s restricted cash of RMB 93.4 million (US$13.0 million) (2023: RMB 23.0 million) was used as collateral by the banks for the issuance of bills to suppliers, RMB 8.6 million (US$1.2 million) (2023: Nil) was pledged to secure bank facilities (Note 26), and RMB 18.4 million (US$2.6 million) relates to retention money deposited in a joint signatory account with the acquirer of Suzhou Reman. (2023: RMB 5.0 million).

As of December 31, 2023 and 2024, the Group had RMB 534.5 million and RMB 542.5 million (US$75.6 million) respectively, of undrawn borrowing facilities in respect of which all conditions precedent had been met.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

16.
Leases

Group as a lessee

The Group has lease contracts for land, motor vehicles, office space and staff accommodations used in its operations. These leases are generally with lease term of more than 1 year to 12 years.

The Group also has certain leases of office space and staff accommodations with lease terms of 12 months or less. The Group has applied the “short-term leases” recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year.

	Leasehold land RMB’000	Building and office space RMB’000	Office furniture, fittings and equipment RMB’000	Motor vehicles RMB’000	Total RMB’000	Total US$’000
At January 1, 2023	289,065	52,739	42	295	342,141	47,693
Addition	—	31,082	—	1,002	32,084	4,472
Depreciation	(12,282)	(33,671)	(7)	(111)	(46,071)	(6,422)
Disposal of subsidiary	(22,782)	—	—	—	(22,782)	(3,176)
Disposal	(5,564)	—	—	—	(5,564)	(776)
Termination	—	(1,382)	—	—	(1,382)	(193)
Translation difference	—	18	1	—	19	3
At December 31, 2023 and January 1, 2024	248,437	48,786	36	1,186	298,445	41,601
Addition	—	55,196	—	152	55,348	7,715
Depreciation	(11,371)	(38,963)	(7)	(120)	(50,461)	(7,034)
Termination	—	(1,353)	—	—	(1,353)	(188)
Translation difference	—	34	—	—	34	5
At December 31, 2024	237,066	63,700	29	1,218	302,013	42,099

Set out below are the carrying amounts of lease liabilities and the movements during the year:

	2023	2024	2024
	RMB’000	RMB’000	US$’000
At January 1	59,641	49,281	6,869
Additions	32,084	55,348	7,715
Accretion of interest (Note 7.3)	1,969	1,714	239
Payments	(43,073)	(41,752)	(5,820)
Termination	(1,382)	(1,353)	(188)
Translation difference	42	(7)	(1)
At December 31	49,281	63,231	8,814
Current (Note 25)	33,272	32,973	4,596
Non-current (Note 25)	16,009	30,258	4,218
Total	49,281	63,231	8,814

China Yuchai International Limited

Notes to the Consolidated Financial Statements

16.
Leases (cont’d)

Group as a lessee (cont’d)

The following are the amounts recognized in profit of loss:

	2023	2024	2024
	RMB’000	RMB’000	US$’000
Depreciation charge for right-of-use assets	46,071	50,461	7,034
Interest expenses on lease liabilities (Note 7.3)	1,969	1,714	239
Expenses relating to short-term leases (included in selling, general and administrative expenses and research and development expenses)	18,275	21,458	2,991
Total amount recognized in profit or loss	66,315	73,633	10,264

In 2024, the Group had total cash outflows for leases of RMB 63.2 million (US$8.8 million) (2023: RMB 61.3 million). The Group also had non-cash additions to right-of-use assets and lease liabilities of RMB 55.3 million (US$7.7 million) in 2024 (2023: RMB 32.1 million). The future cash outflows relating to leases that have not yet commenced are disclosed in Note 30.

Group as a lessor

The Group has entered into operating leases on some of its assets, including surplus offices and warehouses. These leases have terms between 1 to 20 years. Rental income recognized by the Group during the year is RMB 30.9 million (US$4.3 million) (2023: RMB 25.8 million).

Future minimum rental receivables under non-cancellable operating leases as of 31 December are as follows:

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Within 1 year	13,239	14,156	1,973
After 1 year but within 5 years	41,920	41,106	5,730
More than 5 years	42,027	37,051	5,165
	97,186	92,313	12,868

China Yuchai International Limited

Notes to the Consolidated Financial Statements

17.
Issued capital

	31.12.2023	31.12.2024
	thousands	thousands
Issued capital
Authorized shares
Ordinary share of par value US$ 0.10 each	100,000	100,000

	Number of shares	RMB’000
Ordinary shares issued and fully paid
At January 1, 2023, December 31, 2023 and December 31, 2024	40,858,290	2,081,138
US$’000		290,103

	31.12.2023		31.12.2024		31.12.2024
	RMB’000		RMB’000		US$’000
Special share issued and fully paid
One special share issued and fully paid at US$ 0.10 per share		*		*		*

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

18.
Treasury shares

	2023	2024	2024
	RMB’000	RMB’000	US$’000
At January 1	—	—	—
Addition	—	285,561	39,806
At December 31	—	285,561	39,806

In 2024, the Company purchased 3,339,968 (2023: Nil) of its ordinary shares by way of open market transactions at prevailing market prices and privately negotiated transactions. The total amount paid to purchase the shares was approximately RMB 285.6 million (US$39.8 million) (2023: RMB Nil) and this is presented as a component within equity attributable to equity holders of the Company.

19.
Dividends declared and paid

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Declared and paid during the year
Dividends on ordinary shares:
Final dividend paid in 2024: US$ 0.38 per share (2023: US$ 0.28 per share)	80,238	101,647	14,169
Dividend paid in cash	80,238	101,647	14,169

China Yuchai International Limited

Notes to the Consolidated Financial Statements

20.
Reserves

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Statutory reserve
Statutory general reserve (i)
At January 1	310,029	356,018	49,628
Transfer from retained earnings	45,989	62,225	8,674
At December 31	356,018	418,243	58,302
General surplus reserve (ii)
At January 1 and December 31	25,706	25,706	3,583
Total	381,724	443,949	61,885

Capital reserves (iii)
At January 1	(4,196)	(18,236)	(2,542)
Issuance of put option to non-controlling interest of subsidiary	(14,040)	—	—
At December 31	(18,236)	(18,236)	(2,542)

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

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Other components of equity
Foreign currency translation reserve (i)	(27,971)	(15,056)	(2,099)
Performance shares reserve (ii)	19,758	25,461	3,549
Premium paid for acquisition of non-controlling interests	(7,986)	(26,466)	(3,689)
Fair value reserve of financial assets at FVOCI (iii)	(22,454)	(20,342)	(2,836)
Total	(38,653)	(36,403)	(5,075)

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

21.
Share-based payment

By the Company

China Yuchai International Limited 2014 Equity Incentive Plan (the “Equity Incentive Plan”)

The Equity Incentive Plan was approved by the Board of Directors of the Company on May 10, 2014 for a duration of 10 years.

All options granted under the Equity Incentive Plan are subject to a vesting schedule as follows:

(1)
one year after the date of grant for up to 33% of the shares over which the options are exercisable;
(2)
two years after the date of grant for up to 66% (including (1) above) of the shares over which the options are exercisable; and
(3)
three years after the date of grant for up to 100% (including (1) and (2) above) of the shares over which the options are exercisable.

The following share options were granted under the Equity Incentive Plan with an exercise period of 10 years (from July 29, 2014 to July 28, 2024). The share options were expired in July 2024. In 2022, 2023 and 2024, there was no share-based payment expense arising from Equity Incentive Plan.

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in share options during the year:

	Number of share options	WAEP	Number of share options	WAEP
	2023	2023	2024	2024
Outstanding at January 1	270,000	US$ 21.11	270,000	US$ 21.11
Expired	—		(270,000)	US$ 21.11
Outstanding at December 31	270,000	US$ 21.11	—
Exercisable at December 31	270,000	US$ 21.11	—

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

The exercise price for options outstanding as of December 31, 2023 was US$21.11 dollar.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2023 was 0.6 years.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

21.
Share-based payment (cont’d)

Fair value of share options and assumptions (cont'd)

There are no market conditions associated with the share options granted. Service conditions and non-market performance conditions are not taken into account in the measurement of the fair value of the service to be received at the grant date.

By the Subsidiaries

Guangxi Yuchai Machinery Company Limited Equity Holding Scheme (the “Yuchai Equity Scheme”) and Guangxi Yuchai Marine and Genset Power Co., Ltd Incentive Scheme (the "MGP Incentive Scheme”) (collectively, the “Two Schemes”)

The Two Schemes was approved by the shareholders of Yuchai on June 20, 2024. They are administrated by Yuchai’s Remuneration Committee (“Yuchai RC”).

The salient terms of the Two Schemes are as follows:

(i)
participants of the Two Schemes were awarded interests in MGP on June 26, 2024 such that the registered capital of MGP was increased by an aggregate amount of RMB 28.0 million (US$3.9 million) which corresponded to approximately 6.54% interest in the enlarged registered capital of MGP (the “MGP Interest”) and participants of the Two Schemes contributed an aggregate amount of RMB 82.9 million (US$11.6 million) at the price of RMB 2.96 per RMB 1.00 registered capital in cash;
(ii)
the subscription price was based on the fair value of the net assets of MGP and its subsidiaries as at December 31, 2022 and was arrived at after taking into consideration, among other things, the rationale for the Two Schemes and the valuation of MGP factoring in the restrictions placed on the MGP Interest;
(iii)
participants of the Two Schemes are employees within the Yuchai group of entities. One participant of the Yuchai Equity Scheme is a director of the Company;
(iv)
the MGP Interest is held by separate partnership vehicles established by the participants of the Two Schemes. Although all partners in each of the partnership vehicles including Yuchai have the right (but not the obligation) to buy the Partnership Interests in that partnership vehicle under a special scenario, should Yuchai buy any Partnership Interests in any partnership vehicle, it has to transfer to newly identified employees approved by the Yuchai RC within six months.
(v)
restrictions on the partnership vehicles which hold the MGP Interest (“Partnership Interest”) include (a) a lock-up period commencing on the date of issuance of the MGP Interest and a moratorium period ending (ai) in the event that MGP undertakes a public listing, three years after such listing; or (aii) in the event that MGP does not undertake a public listing, ten years; (b) the partnership vehicles are to vote on all matters proposed at shareholders’ meetings in the same manner as Yuchai; (c) transfer/sale/mortgage/gift restrictions on Partnership Interests; (d) save for six key employees who are also the general partners of the partnership vehicles may continue to hold their Partnership Interests upon retirement, Partnership Interests must be transferred in accordance with the agreed terms and to approved person under certain special scenarios including death, termination/resignation/divorce and dismissal; and
(vi)
the partnership vehicles have the right to distributions declared and made by MGP upon the issuance of the MGP Interest.

Following the awards of the MGP Interest, the Group’s effective equity interest in MGP decreased from 76.4% to 71.4% as at December 31, 2024.

The expense recognized for employee services received from Two Schemes during the year is shown in the following table:

	31.12.2024	31.12.2024
	RMB’000	US$’000
Expense arising from equity-settled share-based payment transactions	7,829	1,091

China Yuchai International Limited

Notes to the Consolidated Financial Statements

22.
Trade and other payables

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Current
Trade payables	3,999,224	4,361,810	608,019
Bills payables (i)	3,248,066	3,730,333	519,994
Other payables	402,516	348,856	48,629
Accrued expenses	226,745	216,674	30,203
Accrued staff costs	499,230	642,081	89,504
Refund liabilities	324,161	442,577	61,693
Dividend payable	30,899	44,005	6,134
Amount due to:
- joint ventures (trade)	83,590	49,898	6,956
- joint ventures (non-trade)	—	4	1
- related parties (trade)	303,393	357,714	49,864
- related parties (non-trade)	36,083	36,772	5,126
Financial liabilities carried at amortized cost (Note 32, Note 35)	9,153,907	10,230,724	1,426,123
Deferred grants (Note 27)	8,064	—	—
Advance from customers	248	592	83
Other tax payable	65,105	62,435	8,703
Total trade and other payables	9,227,324	10,293,751	1,434,909

(i)
As of December 31, 2024, the bills payables include bills payable to joint ventures and other related parties amounted to RMB 30.1 million (US$4.2 million) (2023: RMB 4.0 million) and RMB 597.1 million (US$83.2 million) (2023: RMB 435.3 million) respectively.
(ii)
Terms and conditions of the above financial liabilities:
•
Trade and other payables are non-interest bearing and are normally settled on agreed credit terms ranging from 60 to 90 day terms.
•
The non-trade balances due to joint ventures and related parties are unsecured, interest-free and repayable on demand.

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Non-current
Other payables (i) (Note 32, Note 35)	181,155	171,768	23,944

(i)
This relates to accrual for bonus, which is non-interest bearing and not expected to be settled within next 12 months.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

23.
Provisions

	Provision for warranty	Provision for warranty
	RMB’000	US$’000
At January 1, 2023	220,114	30,683
Provision made	414,021	57,713
Provision utilized	(375,910)	(52,401)
Disposal of a subsidiary	(2,145)	(299)
At December 31, 2023 and January 1, 2024	256,080	35,696
Provision made	626,255	87,298
Provision utilized	(493,770)	(68,830)
At December 31, 2024	388,565	54,164

24.
Contract liabilities

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Unfulfilled service-type maintenance services	155,192	145,321	20,257
Advance from customer	536,235	485,362	67,658
Total	691,427	630,683	87,915
Current	639,213	582,592	81,211
Non-current	52,214	48,091	6,704
Total contract liabilities (Note 6.2)	691,427	630,683	87,915

25.
Lease liabilities

	Interest rate	Maturity	31.12.2023
	%		RMB’000
Current (Note 16)	1.3 - 6.7	2024	33,272
Non- current (Note 16)	1.3 - 6.7	2025-2034	16,009

	Interest rate	Maturity	31.12.2024	31.12.2024
	%		RMB’000	US$’000
Current (Note 16)	2.4 - 6.7	2025	32,973	4,596
Non- current (Note 16)	1.3 - 6.7	2026-2036	30,258	4,218

China Yuchai International Limited

Notes to the Consolidated Financial Statements

26.
Loans and borrowings

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Current
Unsecured bank loans	1,830,294	1,851,800	258,134
Secured bank loans	20,000	20,000	2,788
	1,850,294	1,871,800	260,922

Non-current
Unsecured bank loans	690,000	638,000	88,935

Terms and conditions of outstanding loans and borrowings are as follows:

	Weighted average interest rate	Maturity	31.12.2023
	%		RMB’000
Secured bank loans:
- Renminbi fixed rate loans	1.3	2024	20,000

Unsecured bank loans:
- Renminbi fixed rate loans	2.0	2024	1,760,294
- Renminbi floating rate loans	2.6	2024-2026	760,000
			2,520,294

	Weighted average interest rate	Maturity	31.12.2024	31.12.2024
	%		RMB’000	US$’000
Secured bank loans:
- Renminbi fixed rate loans	0.6	2025	20,000	2,788

Unsecured bank loans:
- Renminbi fixed rate loans	2.1	2025	1,591,800	221,891
- Renminbi floating rate loans	2.7	2025-2026	898,000	125,178
			2,489,800	347,069

China Yuchai International Limited

Notes to the Consolidated Financial Statements

26.
Loans and borrowings (cont'd)

S$30.0 million credit facility with DBS Bank Ltd (“DBS”)

On June 25, 2021, the Company entered into an uncommitted revolving credit facility agreement with DBS with an aggregate value of S$30.0 million for renewal of the S$30.0 million facility that matured on June 1, 2021. The facility may be used to finance the Group general working capital requirements. Among other things, the terms of the facility required that at all times (i) the Company retains at least 76.4% ownership in Yuchai, (ii) HLA retains ownership of the special share, directly or indirectly retains at least 35% ownership of the Company and that the Company remains a subsidiary of HLA, and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also included certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not being less than US$400 million, and the ratio of the consolidated total debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 times.

S$30.0 million credit facility with MUFG Bank Ltd, Singapore Branch (“MUFG”)

On August 18, 2023, the Company entered into an uncommitted and unsecured multi-currency short-term loan agreement with MUFG for an aggregate value of S$30.0 million for renewal of the S$30.0 million facility that matured on March 17, 2020. The facility may be used to finance the Company’s general working capital requirements. Among other things, the terms of the facility required that at all times (i) HLA maintain legal and beneficial ownership of at least 7,290,000 issued and paid-up shares in the Company, and retains ownership of the special share in the Company, (ii) the Company remains a consolidated subsidiary of HLA, (iii) the Company directly or indirectly retains at least 76.4% ownership in Yuchai, and (iv) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) not being less than US$120 million at all times and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.

US$30.0 million credit facility with Sumitomo Mitsui Banking Corporation, Singapore Branch (“SMBC”)

On February 10, 2025, the Company entered into an uncommitted and unsecured multi-currency short-term revolving credit facility agreement with SMBC for an aggregate value of US$30.0 million. The maximum tenor of each drawdown under the facility is six months for US dollars and Singapore dollars. This facility may be used by to finance the Company’s general working capital requirements. The terms of the facility require, among other things, that HLA maintain legal and beneficial ownership of at least 7,290,000 issued and paid-up shares in the Company, retains ownership of the special share and that the Company remains a subsidiary of HLA. The terms of the facility also include certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not less than US$200 million and the ratio of the Company’s consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as of June 30 and December 31 of each year not exceeding 2.0 times, as well as negative pledge provisions and customary drawdown requirements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

27.
Deferred grants

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
At January 1	489,788	459,958	64,116
Received during the year	145,330	182,232	25,402
Grant disbursed to partner of joint project	(16,423)	(25,450)	(3,547)
Released to consolidated statement of profit or loss	(59,818)	(121,893)	(16,991)
Reclassification to other payables	(98,919)	—	—
At December 31	459,958	494,847	68,980
Current (Note 22)	8,064	—	—
Non-current	451,894	494,847	68,980
	459,958	494,847	68,980

The government grant that have been received in PRC was to support and fund Yuchai’s production facilities, research and development activities for product innovations and developments.

28.
Other financial liability

In November 2022, Yuchai Simlan received RMB 50.0 million from an investor for its 9.1% of shareholding in Yuchai Simlan. In February 2023, Yuchai Simlan received another RMB 20.0 million from two new investors for its 3.2% of shareholding in Yuchai Simlan. At the same time, Yuchai has granted a put option to these investors (non-controlling interest of its subsidiary company, Yuchai Simlan). These options may be exercised at cost plus agreed interests (based on a fixed interest rate) if certain conditions are not met by end of 2027. Accordingly, the Group recognized a financial liability based on the present value of the amount payable upon exercise of the put. A corresponding capital reserve was recognized (Note 20).

29.
Related party disclosures

The ultimate parent

As of December 31, 2024, the controlling shareholder of the Company, HLA, indirectly owned 18,270,965, or 48.7% (2023: 18,270,965, or 44.7%), of the ordinary shares (net of treasury shares) in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. HLA controls the Company through its wholly-owned subsidiary, HLC, and through HL Technology Systems Pte. Ltd. (“HLT”), a wholly-owned subsidiary of HLC. HLT owns approximately 25.4% (2023: 23.3%) of the ordinary shares in the capital of the Company and is, and has since August 2002 been, the registered holder of the special share. HLA also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, approximately 23.3% (2023: 21.4%) of the ordinary shares in the capital of the Company. HLA is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, the Company was controlled by Diesel Machinery (BVI) Limited, which, until its dissolution, was a holding company controlled by HLC and was the prior owner of the special share. Through HLT’s stock ownership and the rights accorded to the special share under Bye-Laws of the Company and various agreements among shareholders, HLA is able to effectively approve and effect most corporate transactions.

In 2024, there were transactions other than dividends paid, between the Group and HLA of RMB 0.6 million (less than US$0.1 million) (2023: RMB 0.5 million; 2022: RMB 0.4 million). The transaction relates to consultancy fees charged by HLA.

Entity with significant influence over the Group

As of December 31, 2024, GY through Coomber Investment Ltd. owned 20.1% (2023: 18.2%) of the ordinary shares in the capital of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

29.
Related party disclosures (cont’d)

The following provides the significant transactions that have been entered into with related parties for the relevant financial year.

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Sales of engines and parts
- associates and joint ventures	411,010	924,971	974,112	135,787
- GY and its affiliates	2,262,306	2,034,304	2,120,542	295,595
Purchase of parts, supplies and engines
- associates and joint ventures	1,396,611	1,614,814	1,683,296	234,645
- GY and its affiliates	1,053,607	1,804,457	1,927,305	268,659
Hospitality, restaurant, consultancy and other service income charged to
- a joint venture	5,803	18,427	11,536	1,608
- GY and its affiliates	10,398	18,023	25,521	3,558
Service charge charged by
- joint ventures	128	2,094	833	116
Rental income
- joint ventures	4,634	3,834	2,914	406
- GY and its affiliates	580	12,227	12,657	1,764
Sales of an intangible asset to a joint venture	—	101,390	—	—
Property management service expenses
- GY and its affiliates	22,128	24,668	22,873	3,188
Selling, general and administrative expenses
- GY and its affiliates	30,151	34,178	98,486	13,729
- HLA and its affiliates	8,994	9,194	8,968	1,250
Delivery, storage, distribution and handling expenses
- GY and its affiliates	201,669	212,566	183,020	25,512
Payment for lease liabilities
- GY and its affiliates	19,802	19,615	19,225	2,680
Purchases of vehicles and machineries
- GY and its affiliates	2,513	—	—	—

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. Management considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms.

The transactions with related parties are made at terms agreed between the parties.

Compensation of key management personnel of the Group

	31.12.2022	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	RMB’000	US$’000
Short-term employee benefits	25,011	30,147	34,625	4,827
Share-based payment	—	—	952	133
Contribution to defined contribution plans	208	305	315	44
	25,219	30,452	35,892	5,004

The non-executive directors do not receive pension entitlements from the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.
Commitments and contingencies

Operating lease commitments - Group as lessee

The Group does not have lease contract that have not yet commenced as of December 31, 2024. The future lease payments for these non-cancellable lease contracts are as follows:

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Within 1 year	98	—	—
After 1 year but within 5 years	198	—	—
After 5 years	—	—	—
	296	—	—

Capital commitments

As of December 31, 2023 and 2024, the Group had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not paid and not recognized in financial statements amounting to RMB 175.9 million and RMB 310.7 million (US$43.3 million) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 5.

31.
Segment information

For management purposes, the Group is organized into business units based on their products and services, and has two reportable operating segments as follows:

•
Yuchai primarily conducts manufacturing for on- and off-road powertrain solutions and applications which are mainly distributed in the PRC market.
•
HLGE is engaged in hospitality and property development activities conducted mainly in Malaysia. HLGE is listed on the Main Board of the Singapore Exchange.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

Year ended December 31, 2022	Yuchai	HLGE	Corporate		Eliminations/ adjustment	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000
Revenue
Total external revenue (Note 6.1)	15,997,766	32,870	—		—	16,030,636
Results
Interest income	116,668	2,902	12,309		—	131,879
Interest expense	(90,846)	(49)	(14)		—	(90,909)
Depreciation and amortization	(619,000)	(4,770)	(922)		—	(624,692)
Share of results of associates and joint venture	(29,554)	461	—		—	(29,093)
Income tax expense	(47,555)	(39)	(11,471)	(i)	—	(59,065)
Other material non-cash items
Impairment of property, plant and equipment	(17,278)	—	—		—	(17,278)
Impairment of trade and other receivables	459	—	—		—	459
Warranties	(317,076)	—	—		—	(317,076)
Segment profit after tax	355,140	5,152	(24,280)		(351)	335,661
Total assets	23,020,241	405,871	2,215,652		(1,504,208)	24,137,556
Total liabilities	(12,220,938)	(12,062)	(76,081)	(ii)	6,589	(12,302,492)
Others
Investment in joint ventures	150,219	4,484	—		—	154,703
Capital expenditure	352,737	564	47		—	353,348

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.
Segment information (cont’d)

Year ended December 31, 2023	Yuchai	HLGE	Corporate		Eliminations/ adjustment	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000
Revenue
Total external revenue (Note 6.1)	18,015,280	31,069	—		—	18,046,349
Results
Interest income	108,792	9,545	35,792		—	154,129
Interest expense	(95,483)	(42)	(62)		—	(95,587)
Depreciation and amortization	(659,426)	(4,934)	(705)		—	(665,065)
Gain on disposal of a subsidiary	113,042	—	—		—	113,042
Share of results of associates and joint venture	62,041	37	—		—	62,078
Income tax expense	(131,021)	(535)	(16,940)	(i)	—	(148,496)
Other material non-cash items
Impairment of property, plant and equipment	(44,667)	—	—		—	(44,667)
Impairment of trade and other receivables	(23,832)	(26)	—		—	(23,858)
Warranties	(414,021)	—	—		—	(414,021)
Segment profit after tax	431,697	9,534	(17,931)		(444)	422,856
Total assets	24,579,069	423,968	2,258,575		(1,503,994)	25,757,618
Total liabilities	(13,486,829)	(11,307)	(86,787)	(ii)	2,930	(13,581,993)
Others
Investment in joint ventures	235,558	1,671	—		—	237,229
Capital expenditure	176,782	2,059	35		—	178,876

Year ended December 31, 2024	Yuchai	HLGE	Corporate		Eliminations/ adjustment	Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	US$’000
Revenue
Total external revenue (Note 6.1)	19,102,797	30,778	—		—	19,133,575	2,667,146
Results
Interest income	91,649	10,243	31,748		—	133,640	18,629
Interest expense	(73,961)	(21)	(57)		—	(74,039)	(10,321)
Depreciation and amortization	(708,986)	(5,103)	(741)		—	(714,830)	(99,644)
Share of results of associates and joint venture	101,564	(16)	—		—	101,548	14,155
Income tax expense	(109,613)	(889)	(18,296)	(i)	—	(128,798)	(17,954)
Other material non-cash items
Impairment of property, plant and equipment	(7,332)	—	—		—	(7,332)	(1,022)
Impairment of intangible assets	(31,130)	—	—		—	(31,130)	(4,339)
Impairment of trade and other receivables	(185,534)	11	—		—	(185,523)	(25,861)
Warranties	626,255	—	—		—	626,255	87,298
Segment profit after tax	516,257	8,842	(33,525)		168	491,742	68,547
Total assets	26,113,702	437,971	2,000,776		(1,504,355)	27,048,094	3,770,401
Total liabilities	(14,655,119)	(11,652)	(85,218)	(ii)	3,460	(14,748,529)	(2,055,888)
Others
Investment in joint ventures	338,568	11	—		—	338,579	47,197
Capital expenditure	349,696	2,129	1,004		—	352,829	49,183

China Yuchai International Limited

Notes to the Consolidated Financial Statements

31.
Segment information (cont’d)

Note:

(i)
This relates mainly to the deferred tax expense relating to withholding tax on dividends from Yuchai.
(ii)
This relates mainly to the deferred tax liabilities relating to cumulative withholding tax on dividends that are expected to be declared from income earned after December 31, 2007 by Yuchai.

Geographic information

The geographic information for revenue from external customers is disclosed in Note 6.1.

Major customer

Revenues from two customers of Yuchai segment amounted to RMB 3.1 billion (US$431.2 million) (2023: RMB 2.3 billion; 2022: RMB 2.3 billion) and RMB 2.1 billion (US$295.6 million) (2023: RMB 2.0 billion; 2022: RMB 2.3 billion) respectively.

Non-current assets

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
PRC	5,957,205	5,881,698	819,886
Other countries	87,554	104,422	14,557
	6,044,759	5,986,120	834,443

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

The sensitivity analyses in the following sections relate to the position as of December 31, 2023 and 2024.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2024.

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

If interest rate had been 50 (2023: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2024 of the Group would decrease/increase by RMB 12.5 million (US$1.7 million) (2023: decrease/increase by RMB 12.7 million) arising from interest expenses on interest-bearing loans and borrowings.

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

The Group’s exposures to foreign currency are as follows:

	31.12.2023
	Singapore Dollar	Euro	US Dollar	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	1,700	13,686	7,221	377
Cash and bank balances	157,073	5,337	18,162	24,114
Financial liabilities	(1,565)	—	—	—
Trade and other receivables	(7,568)	(13,689)	(20,453)	(12,795)
Net assets/(liabilities)	149,640	5,334	4,930	11,696

	31.12.2024
	Singapore Dollar	Euro	US Dollar	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	625	3,997	63,161	253
Cash and bank balances	133,884	7,212	13,124	1,117
Financial liabilities	(870)	—	—	—
Trade and other payables	(7,628)	(3,522)	(7,238)	(4,808)
Net assets/(liabilities)	126,011	7,687	69,047	(3,438)
US$’000	17,565	1,072	9,625	(479)

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

	Profit before tax
	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Singapore Dollar	14,964	12,601	1,757
Euro	533	769	107
US Dollar	493	6,905	963

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions.

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

An impairment analysis is performed at each reporting date using a provision matrix. The provision rates are determined based on days past due for groupings of various customer segments with similar loss patterns (i.e. by profiles of the customers). The calculation reflects the reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off after assessment and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 14. The Group’s share of bills receivables of a joint venture which was used as collateral as security is disclosed in Note 5.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

32.
Financial risk management objectives and policies (cont’d)

Credit risk (cont'd)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Trade receivables
			Days past due
As of December 31, 2023	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	4.8%	—	0.1%	0.8%	2.2%	59.7%
Estimated total gross carrying amount at default	1,549,332	921,884	350,376	97,382	93,015	86,675
Expected credit loss	54,894	—	294	753	2,067	51,780

		Trade receivables
			Days past due
As of December 31, 2024	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	12.6%	0.4%	7.8%	15.7%	21.2%	71.4%
Estimated total gross carrying amount at default	1,828,773	653,519	641,862	225,739	154,973	152,680
Expected credit loss	229,694	2,561	49,750	35,500	32,818	109,065

At December 31, 2024, the Group had top 5 customers (2023: top 5 customers) that owed the Group more than RMB 242.4 million (US$33.8 million) (2023: RMB 597.7 million) and accounted for approximately 13.3% (2023: 38.6%) of trade receivables (including trade amounts due from related parties but excluding bills receivables) respectively. These customers are located in the PRC. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 14. The Group’s share of bills receivables of a joint venture which was used as collateral as security is disclosed in Note 5.

Cash and fixed deposits are placed with reputable banks and financial institutions with high credit ratings and no history of default.

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

	1 year or less	1 to 5 years	After 5 years	Total
As of December 31, 2023	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Trade and bills receivables	7,412,577	—	—	7,412,577
Other receivables, excluding tax recoverable	823,650	—	—	823,650
Cash and bank balances	6,039,471	—	—	6,039,471
	14,275,698	—	—	14,275,698
Financial liabilities
Loans and borrowings	1,880,251	710,772	—	2,591,023
Trade and other payables (Note 22)	9,153,907	181,155	—	9,335,062
Lease liabilities	32,436	18,016	797	51,249
Other financial liability	—	81,368	—	81,368
	11,066,594	991,311	797	12,058,702

	1 year or less	1 to 5 years	After 5 years	Total	Total
As of December 31, 2024	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Financial assets
Trade and bills receivables	8,578,001	—	—	8,578,001	1,195,740
Other receivables, excluding tax recoverable	397,302	—	—	397,302	55,383
Cash and bank balances	6,433,593	—	—	6,433,593	896,818
	15,408,896	—	—	15,408,896	2,147,941
Financial liabilities
Loans and borrowings	1,903,247	645,124	—	2,548,371	355,233
Trade and other payables (Note 22)	10,230,724	171,768	—	10,402,492	1,450,067
Lease liabilities	34,335	30,711	758	65,804	9,173
Other financial liability	—	81,368	—	81,368	11,342
	12,168,306	928,971	758	13,098,035	1,825,815

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

There were no changes in the Group’s approach to capital management.

	31.12.2023	31.12.2024	31.12.2024
	RMB’000	RMB’000	US$’000
Loans and borrowings (current and non-current)	2,540,294	2,509,800	349,857
Lease liabilities (current and non-current)	49,281	63,231	8,814
Trade and other liabilities (current and non-current)	9,475,529	10,535,523	1,468,611
Less: Cash and bank balances	(6,039,471)	(6,433,593)	(896,818)
Net debts	6,025,633	6,674,961	930,464
Equity attributable to equity holders of the Company	9,226,528	9,164,625	1,277,514
Total capital and net debts	15,252,161	15,839,586	2,207,978

As disclosed in Note 20, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2023 and 2024.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

34.
Fair value measurement

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2023:

Fair value measurement using
			Quoted prices in active markets	Significant observable inputs
	Date of	Total	(Level 1)	(Level 2)
	valuation	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Debt financial assets (i):
Bills receivable	December 31, 2023	3,829,777	—	3,829,777

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2024:

Fair value measurement using
				Quoted prices in active markets	Significant observable inputs
	Date of	Total	Total	(Level 1)	(Level 2)
	valuation	US$’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Debt financial assets (i):
Bills receivable	December 31, 2024	599,038	4,297,376	—	4,297,376

Note:

(i)
The fair values of the Group’s debt financial assets at fair value through OCI were measured using the discounted cash flows model. The model incorporates market observable input including the interest rate of similar instruments.

There have been no transfers between Level 1 and Level 2 during 2024 and 2023.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

35.
Financial assets and financial liabilities

	Note	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2023
Financial assets
Trade and bills receivable	14	3,582,800	3,829,777	—	7,412,577
Other receivables	14	823,650	—	—	823,650
Cash and bank balances	15	6,039,471	—	—	6,039,471
		10,445,921	3,829,777	—	14,275,698
Financial liabilities
Trade and other payables	22	—	—	9,335,062	9,335,062
Loans and borrowings	26	—	—	2,540,294	2,540,294
Other financial liability	28	—	—	67,050	67,050
		—	—	11,942,406	11,942,406

	Note	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2024
Financial assets
Trade and bills receivable	14	4,280,625	4,297,376	—	8,578,001	1,195,740
Other receivables	14	397,302	—	—	397,302	55,383
Cash and bank balances	15	6,433,593	—	—	6,433,593	896,818
		11,111,520	4,297,376	—	15,408,896	2,147,941
Financial liabilities
Trade and other payables	22	—	—	10,402,492	10,402,492	1,450,067
Loans and borrowings	26	—	—	2,509,800	2,509,800	349,857
Other financial liability	28	—	—	70,004	70,004	9,758
		—	—	12,982,296	12,982,296	1,809,682

China Yuchai International Limited

Notes to the Consolidated Financial Statements

35.
Financial assets and financial liabilities (cont’d)

Changes in liabilities arising from financing activities

	January 1, 2023	Cash flows	Addition	Accretion of interest	Termination	Translation reserve	Others	December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2023
Loans and borrowings
- current	2,141,432	(291,138)	—	—	—	—	—	1,850,294
- non-current	200,000	490,000	—	—	—	—	—	690,000
Lease liabilities
- current	31,433	(43,073)	—	1,969	(1,382)	—	44,325	33,272
- non-current	28,208	—	32,084	—	—	42	(44,325)	16,009
Other financial liability	45,950	—	18,372	2,728	—	—	—	67,050
Total liabilities from financing activities	2,447,023	155,789	50,456	4,697	(1,382)	42	—	2,656,625

	January 1, 2024	Cash flows	Addition	Accretion of interest	Termination	Translation reserve	Others	December 31, 2024	December 31, 2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2024
Loans and borrowings
- current	1,850,294	(178,494)	—	—	—	—	200,000	1,871,800	260,922
- non-current	690,000	148,000	—	—	—	—	(200,000)	638,000	88,935
Lease liabilities
- current	33,272	(41,752)	—	1,714	(1,353)	3	41,089	32,973	4,596
- non-current	16,009	—	55,348	—	—	(10)	(41,089)	30,258	4,218
Other financial liability	67,050	—	—	2,954	—	—	—	70,004	9,758
Total liabilities from financing activities	2,656,625	(72,246)	55,348	4,668	(1,353)	(7)	—	2,643,035	368,429

The ‘Others’ column includes the effect of reclassification of non-current portion of loans and borrowings, including obligations under lease liabilities due to the passage of time.

36.
Comparative figures

In 2024, Management has reclassified assurance-type warranty expenses from selling, general and administrative expenses to cost of sales. Accordingly, the comparative figures in the Consolidated Statement of Profit or Loss for the full year ended December 31, 2022 and 2023 had been adjusted to conform with this presentation. The changes to 2022 and 2023 comparatives have no impact on the operating profit for the period of the Group, its Consolidated Statement of Financial Position or Consolidated Statement of Cash Flows.